Form 20-F
period 2020-12-31
KB Financial Group Inc.
filed 2021-04-27
CIK 1445930

As filed with the Securities and Exchange Commission on April 27, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Peter BongJoong Kwon

18F, Kookmin Bank, 141, Uisadang-daero, Yeongdeungpo-gu, Seoul 07332, Korea

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

☒     Large accelerated filer            ☐     Accelerated filer            ☐     Non-accelerated filer            ☐     Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act:  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 included in this annual report. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 has been prepared in accordance with IFRS as issued by the IASB, which is not comparable to information prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2020, which was ￦1,086.11 = US$1.00.

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

The selected consolidated financial and operating data as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 set forth below have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements as of and for the years ended December 31, 2016, 2017, 2018 and 2019 have been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm. Our consolidated financial statements as of and for the year ended December 31, 2020 have been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm.

IFRS 9 Financial Instruments, or IFRS 9, is effective for annual periods beginning on or after January 1, 2018 and replaces International Accounting Standard 39 Financial Instruments: Recognition and Measurement, or IAS 39. We have applied IFRS 9 in our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020 included elsewhere in this annual report. As permitted by the transition rules of IFRS 9, our consolidated financial statements as of and for the year ended December 31, 2016 and 2017 have not been restated to retroactively apply IFRS 9.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Consolidated statements of comprehensive income data

	Year Ended December 31,
	2016		2017		2018(1)		2019(1)		2020(1)		2020(1)(2)
	(in billions of Won, except common share data)										(in millions of US$, except common share data)
Interest income	￦	10,335	￦	11,919	￦	13,735	￦	14,639	￦	14,486	US$	13,337
Interest expense		(3,619)		(3,672)		(4,830)		(5,442)		(4,764)		(4,386)

Net interest income		6,716		8,247		8,905		9,197		9,722		8,951

Fee and commission income		3,151		3,988		3,718		3,879		4,527		4,168
Fee and commission expense		(1,566)		(1,938)		(1,474)		(1,524)		(1,568)		(1,444)

Net fee and commission income		1,585		2,050		2,243		2,355		2,959		2,724

Insurance income		1,201		8,971		11,975		12,317		14,387		13,246
Insurance expense		(1,319)		(8,377)		(11,485)		(12,018)		(14,087)		(12,970)

Net insurance income (expenses)		(118)		594		490		300		300		276

Net gains on financial assets and liabilities at fair value through profit or loss		—		—		352		644		1,011		931

Net gains (losses) on financial assets and liabilities at fair value through profit or loss (under IAS 39)		(322)		203		—		—		—		—

Net other operating income (expenses)		(416)		(902)		(1,130)		(1,063)		(1,500)		(1,381)

General and administrative expenses		(5,229)		(5,629)		(5,919)		(6,271)		(6,833)		(6,291)

Operating profit before provision for credit losses		2,216		4,563		4,941		5,161		5,659		5,211

Provision for credit losses		(539)		(548)		(674)		(670)		(1,043)		(961)

Net operating income		1,677		4,015		4,267		4,491		4,616		4,250

Share of profit (losses) of associates and joint ventures		281		84		24		16		(44)		(40)

Net other non-operating income		671		39		10		27		190		174

Net non-operating income		952		123		34		43		146		134

Profit before income tax expense		2,629		4,138		4,302		4,534		4,762		4,384

Income tax expense		(439)		(795)		(1,240)		(1,221)		(1,260)		(1,160)

Profit for the year	￦	2,190	￦	3,343	￦	3,062	￦	3,313	￦	3,502	US$	3,224

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities		13		23		(138)		(56)		(10)		(10)
Shares of other comprehensive income (loss) of associates and joint ventures		4		—		(0)		(0)		(0)		(0)
Net gains (losses) on equity instruments at fair value through other comprehensive income		—		—		(31)		(17)		822		757
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		1		(11)		9		8

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		20		(110)		49		38		(187)		(172)
Net gains (losses) on debt instruments at fair value through other comprehensive income		—		—		119		35		(356)		(328)
Valuation gains (losses) on financial investments		(48)		89		—		—		—		—
Shares of other comprehensive income (loss) of associates and joint ventures		(11)		101		(4)		8		(7)		(6)
Gains (losses) on cash flow hedging instruments		4		21		(9)		(33)		(1)		(1)
Gains (losses) on hedges of a net investment in a foreign operation		(7)		27		(27)		(9)		64		59
Other comprehensive income (loss) of separate account		—		(14)		30		3		(10)		(9)
Net gains on overlay adjustment		—		—		0		194		152		140

Other comprehensive income (loss) for the year, net of tax		(25)		136		(10)		152		476		438

Total comprehensive income for the year	￦	2,165	￦	3,480	￦	3,052	￦	3,465	￦	3,978	US$	3,662

Profit attributable to:
Shareholders of the parent company	￦	2,144	￦	3,311	￦	3,061	￦	3,312	￦	3,455	US$	3,181
Non-controlling interests		46		32		1		1		47		43

	￦	2,190	￦	3,343	￦	3,062	￦	3,313	￦	3,502	US$	3,224

Total comprehensive income attributable to:
Shareholders of the parent company	￦	2,119	￦	3,446	￦	3,051	￦	3,464	￦	3,956	US$	3,642
Non-controlling interests		46		34		1		2		22		20

	￦	2,165	￦	3,480	￦	3,052	￦	3,465	￦	3,978	US$	3,662

Earnings per share
Basic earnings per share	￦	5,588	￦	8,305	￦	7,721	￦	8,451	￦	8,809	US$	8.11
Diluted earnings per share		5,559		8,257		7,676		8,389		8,697		8.01

(1)	Figures for 2018, 2019 and 2020 reflect the application of IFRS 9 and therefore may not be directly comparable to corresponding figures for prior years.
(2)

Won amounts are expressed in U.S. dollars at the rate of ￦1,086.11 to US$1.00, the noon buying rate in effect on December 31, 2020 as quoted by the Federal Reserve Bank of New York in the United States.

Consolidated statements of financial position data

	Year Ended December 31,
	2016		2017		2018(1)		2019(1)		2020(1)		2020(1)(2)
	(in billions of Won)										(in millions of US$)
Assets
Cash and due from financial institutions	￦	17,885	￦	19,818	￦	20,274	￦	20,838	￦	25,609	US$	23,578
Financial assets at fair value through profit or loss		—		—		50,988		53,549		61,035		56,196
Financial assets at fair value through profit or loss (IAS 39)		27,858		32,227		—		—		—		—
Derivative financial assets		3,382		3,310		2,026		3,191		5,545		5,106
Loans measured at amortized cost		265,486		290,123		319,202		339,684		377,167		347,264
Financial investments		45,148		66,608		61,665		71,783		98,695		90,871
Investments in associates and joint ventures		1,771		335		505		598		771		710
Property and equipment		3,627		4,202		4,272		5,067		5,434		5,003
Investment property		755		849		2,120		2,828		2,534		2,333
Intangible assets		652		2,943		2,756		2,738		3,351		3,085
Net defined benefit assets		—		1		—		1		3		3
Current income tax assets		66		6		10		19		110		101
Deferred income tax assets		134		4		4		4		65		60
Assets held for sale		52		156		17		23		198		182
Other assets		8,858		16,204		15,749		18,216		30,155		27,764

Total assets	￦	375,674	￦	436,786	￦	479,588	￦	518,538	￦	610,672	US$	562,256

Liabilities
Financial liabilities at fair value through profit or loss	￦	—	￦	—	￦	15,327	￦	15,368	￦	11,810	US$	10,874
Financial liabilities at fair value through profit or loss (IAS 39)		12,123		12,023		—		—		—		—
Derivative financial liabilities		3,807		3,143		2,901		3,007		5,223		4,809
Deposits		239,731		255,800		276,770		305,593		338,580		311,737
Borrowings		26,251		28,821		33,005		37,819		49,827		45,877
Debentures		34,992		44,993		53,279		50,936		62,761		57,785
Provisions		538		568		526		528		715		658
Net defined benefit liabilities		96		155		262		254		248		229
Current income tax liabilities		442		434		699		432		765		704
Deferred income tax liabilities		103		533		493		778		1,162		1,070
Insurance contract liabilities		7,291		31,801		33,413		34,967		54,415		50,101
Other liabilities		19,039		24,470		27,200		29,737		41,805		38,489

Total liabilities	￦	344,413	￦	402,741	￦	443,875	￦	479,419	￦	567,311	US$	522,333

Total Equity
Capital stock	￦	2,091	￦	2,091	￦	2,091	￦	2,091	￦	2,091	US$	1,925
Hybrid securities		—		—		—		399		1,696		1,562
Capital surplus		16,995		17,122		17,122		17,123		16,724		15,398
Accumulated other comprehensive income		405		538		178		348		612		564
Retained earnings		12,229		15,044		17,282		19,710		22,517		20,731

Treasury shares		(722)		(756)		(969)		(1,136)		(1,136)		(1,046)

Equity attributable to shareholders of the parent company		30,998		34,039		35,704		38,534		42,504		39,134
Non-controlling interests		263		6		9		585	￦	857	US$	789

Total equity	￦	31,261	￦	34,045	￦	35,713	￦	39,119	￦	43,361	US$	39,923

Total liabilities and equity	￦	375,674	￦	436,786	￦	479,588	￦	518,538	￦	610,672	US$	562,256

(1)	Figures as of December 31, 2018, 2019 and 2020 reflect the application of IFRS 9 and therefore may not be directly comparable to corresponding figures as of prior dates.
(2)

Won amounts are expressed in U.S. dollars at the rate of ￦1,086.11 to US$1.00, the noon buying rate in effect on December 31, 2020 as quoted by the Federal Reserve Bank of New York in the United States.

Profitability ratios and other data

	As of or for the year Ended December 31,
	2016	2017	2018	2019	2020
	(Percentages)
Profit (loss) attributable to stockholders as a percentage of:
Average total assets(1)	0.62%	0.80%	0.67%	0.66%	0.60%
Average stockholders’ equity(1)	7.13	9.56	8.58	8.66	8.48
Dividend payout ratio(2)	23.23	23.17	24.83	26.00	19.97
Net interest spread(3)	2.01	2.11	2.05	1.96	1.85
Net interest margin(4)	2.13	2.27	2.23	2.14	1.98
Efficiency ratio(5)	70.24	55.23	54.50	54.85	54.70
Cost-to-average assets ratio(6)	1.50	1.36	1.29	1.25	1.20
Won loans (gross) as a percentage of Won deposits	110.77	114.02	115.98	111.83	115.37
Total loans (gross) as a percentage of total deposits	111.69	114.24	116.27	111.94	112.37

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Represents the ratio of total dividends declared on common stock as a percentage of profit attributable to stockholders.
(3)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
(5)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net insurance income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(6)	Represents the ratio of general and administrative expenses to average total assets.

Capital ratios

	As of or for the year Ended December 31,
	2018	2019	2020
	(Percentages)
Consolidated capital adequacy ratio of KB Financial Group(1)	14.60%	14.48%	15.28%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio(2)	14.33	14.68	15.42
Common equity Tier I capital adequacy ratio(2)	14.33	14.37	15.10
Tier II capital adequacy ratio(2)	1.19	1.17	2.36
Average stockholders’ equity as a percentage of average total assets	7.75	7.65	7.13

(1)

Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, were required to maintain a total minimum consolidated capital adequacy ratio of 11.5% (including applicable additional capital buffers and requirements) as of December 31, 2020. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

(2)

Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2016		2017		2018		2019		2020
	(in billions of Won, except percentages)
Total loans(1)	￦	267,764	￦	292,233	￦	321,811	￦	342,092	￦	380,450
Total non-performing loans(2)		923		758		725		756		1,108
Other impaired loans not included in non-performing loans		1,613		1,509		1,377		1,151		2,326
Total of non-performing loans and other impaired loans		2,536		2,267		2,102		1,907		3,434
Total allowances for loan losses		2,278		2,110		2,609		2,408		3,283
Non-performing loans as a percentage of total loans		0.34%		0.26%		0.23%		0.22%		0.29%
Non-performing loans as a percentage of total assets		0.25%		0.17%		0.15%		0.15%		0.18%
Total of non-performing loans and other impaired loans as a percentage of total loans		0.95%		0.78%		0.65%		0.56%		0.90%
Allowances for loan losses as a percentage of total loans		0.85%		0.72%		0.81%		0.70%		0.86%

(1)	Before deduction of allowances for loan losses.
(2)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due by 90 days or more.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2018					2019					2020
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield
	(in billions of Won, except percentages)
Assets
Cash and interest earning deposits in other banks	￦	8,162	￦	109	1.34%	￦	10,436	￦	151	1.45%	￦	14,240	￦	92	0.65%
Financial assets at fair value through profit or loss (debt securities)(3)		27,911		749	2.68		27,164		704	2.59		30,232		659	2.18
Financial investments (debt securities)(4)		56,585		1,325	2.34		63,699		1,389	2.18		80,087		1,355	1.69
Loans:
Corporate		134,938		4,471	3.31		141,600		4,788	3.38		158,508		4,547	2.87
Mortgage		65,799		1,994	3.03		72,897		2,233	3.06		82,765		2,161	2.61
Home equity		32,661		1,020	3.12		30,188		964	3.19		27,682		786	2.84
Other consumer(5)		52,333		2,491	4.76		58,514		2,680	4.58		64,220		2,639	4.11
Credit cards(6)		16,725		1,386	8.29		17,949		1,451	8.08		18,586		1,438	7.74
Foreign(7)		4,254		190	4.47		6,599		279	4.23		14,683		809	5.51

Loans (total)		306,710		11,552	3.77		327,747		12,395	3.78		366,444		12,380	3.38

Total average interest-earning assets	￦	399,368	￦	13,735	3.44%	￦	429,046	￦	14,639	3.41%	￦	491,003	￦	14,486	2.95%

Cash and due from banks		11,072		—	—		11,681		—	—		11,314		—	—
Financial assets at fair value through profit or loss (excluding debt securities):
Equity securities		4,646		—	—		5,576		—	—		5,225		—	—
Other		17,051		—	—		18,410		—	—		22,952		—	—

Financial assets at fair value through profit or loss (excluding debt securities) (total)		21,697		—	—		23,986		—	—		28,177		—	—
Financial investment (equity securities)		2,628		—	—		2,598		—	—		2,427		—	—
Investment in associates		432		—	—		575		—	—		612		—	—
Derivative financial assets		2,470		—	—		2,989		—	—		4,189		—	—
Premises and equipment		5,639		—	—		7,398		—	—		8,048		—	—
Intangible assets		2,839		—	—		2,720		—	—		3,000		—	—
Allowances for loan losses		(2,827)		—	—		(2,714)		—	—		(2,954)		—	—
Other non-interest-earning assets		16,963		—	—		21,623		—	—		25,414		—	—

Total average non-interest earning assets		60,913		—	—		70,856		—	—		80,227		—	—

Total average assets	￦	460,281	￦	13,735	2.98%	￦	499,902	￦	14,639	2.93%	￦	571,230	￦	14,486	2.54%

	Year Ended December 31,
	2018					2019					2020
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	￦	117,267	￦	347	0.30%	￦	122,519	￦	370	0.30%	￦	149,141	￦	267	0.18%
Time deposits		141,021		2,637	1.87		155,762		3,018	1.94		166,275		2,600	1.56
Certificates of deposit		3,045		58	1.90		4,781		93	1.95		3,636		50	1.38

Deposits (total)		261,333		3,042	1.16		283,062		3,481	1.23		319,052		2,917	0.91
Borrowings(8)		37,565		639	1.70		38,478		720	1.87		53,334		661	1.24
Debentures		48,147		1,149	2.39		52,574		1,241	2.36		59,379		1,186	2.00

Total average interest-bearing liabilities	￦	347,045	￦	4,830	1.39%	￦	374,114	￦	5,442	1.45%	￦	431,765	￦	4,764	1.10%

Non-interest bearing demand deposits		4,059		—	—		3,942		—	—		4,533		—	—
Derivative financial liabilities		2,932		—	—		3,334		—	—		4,474		—	—
Financial liabilities at fair value through profit or loss		14,280		—	—		16,861		—	—		13,464		—	—
Other non-interest-bearing liabilities		56,275		—	—		63,186		—	—		75,499		—	—

Total average non-interest bearing liabilities		77,546		—	—		87,323		—	—		97,970		—	—

Total average liabilities		424,591		4,830	1.14		461,437		5,442	1.18		529,735		4,764	0.90

Total equity		35,690		—	—		38,465		—	—		41,495		—	—

Total average liabilities and equity	￦	460,281	￦	4,830	1.05%	￦	499,902	￦	5,442	1.09%	￦	571,230	￦	4,764	0.83%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	We do not invest in any tax-exempt securities.
(3)

Includes deposits and loans at fair value through profit or loss. For information on interest income arising from such financial instruments, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

(4)

Comprises financial assets at fair value through other comprehensive income and at amortized cost (formerly referred to as available-for-sale and held-to-maturity financial assets, respectively), and includes loans at fair value through other comprehensive income. For information on interest income arising from such financial instruments, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report. Information related to investment securities classified as financial assets at fair value through other comprehensive income (or available-for-sale financial assets) has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

(5)	Includes other interest income.
(6)

Interest income from credit cards includes principally cash advance fees of ￦223 billion, ￦217 billion and ￦195 billion and interest on credit card loans of ￦704 billion, ￦716 billion and ￦722 billion for the years ended December 31, 2018, 2019 and 2020, respectively, but does not include interchange fees.

(7)	Consists primarily of loans from the overseas branches of our subsidiaries to affiliates of large Korean manufacturing companies for trade financing and working capital.
(8)	Includes (i) lease-related interest expense pursuant to our adoption of IFRS 16 Leases (for 2019 and 2020 only) and (ii) other interest expense.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year Ended December 31,
	2018	2019	2020
	(percentages)
Net interest spread(1)	2.05%	1.96%	1.85%
Net interest margin(2)	2.23	2.14	1.98
Average asset liability ratio(3)	115.08	114.68	113.72

(1)	The difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.

(2)	The ratio of net interest income to average interest-earning assets.
(3)	The ratio of average interest-earning assets to average interest-bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2018 compared to 2019 and 2019 compared to 2020. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2019 vs. 2018 Increase/(Decrease) Due to Change in						2020 vs. 2019 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Cash and interest earning deposits in other banks	￦	32	￦	10	￦	42	￦	43	￦	(102)	￦	(59)
Financial assets at fair value through profit or loss (debt securities)(1)		(20)		(24)		(44)		74		(119)		(45)
Financial investments (debt securities)(2)		158		(95)		63		315		(349)		(34)
Loans:
Corporate		222		95		317		532		(773)		(241)
Mortgage		219		20		239		280		(352)		(72)
Home equity		(78)		22		(56)		(77)		(101)		(178)
Other consumer		286		(97)		189		248		(289)		(41)
Credit cards		100		(35)		65		50		(63)		(13)
Foreign		100		(11)		89		425		105		530

Total interest income	￦	1,019	￦	(115)	￦	904	￦	1,890	￦	(2,043)	￦	(153)

	2019 vs. 2018 Increase/(Decrease) Due to Change in						2020 vs. 2019 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-bearing liabilities
Deposits:
Demand deposits	￦	23	￦	0	￦	23	￦	67	￦	(170)	￦	(103)
Time deposits		281		100		381		(19)		(24)		(43)
Certificates of deposit		33		2		35		196		(614)		(418)
Borrowings		16		65		81		227		(286)		(59)
Debentures		106		(14)		92		149		(204)		(55)

Total interest expense		459		153		612		620		(1,298)		(678)

Total net interest income	￦	560	￦	(268)	￦	292	￦	1,270	￦	(745)	￦	525

(1)

Includes deposits and loans at fair value through profit or loss. For information on interest income arising from such financial instruments, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

(2)

Comprises financial assets at fair value through other comprehensive income and at amortized cost (formerly referred to as available-for-sale and held-to-maturity financial assets, respectively), and includes loans at fair value through other comprehensive income. For information on interest income arising from such financial instruments, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report. Information related to investment securities classified as financial assets at fair value through other comprehensive income (or available-for-sale financial assets) has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

Item 3.B.	Capitalization and Indebtedness

Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

Item 3.D.	Risk Factors

Risks relating to our retail credit portfolio

Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.

In recent years, consumer debt has increased significantly in Korea. Our portfolio of retail loans, including mortgage and home equity loans, increased from ￦146,150 billion as of December 31, 2017 to ￦158,807 billion as of December 31, 2018, ￦166,307 billion as of December 31, 2019 and ￦182,437 billion as of December 31, 2020. As of December 31, 2020, our domestic retail loans represented 48.0% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, increased from ￦48,897 billion as of December 31, 2017 to ￦68,293 billion as of December 31, 2020; as a percentage of total outstanding retail loans, such balance increased from 33.5% as of December 31, 2017 to 37.4% as of December 31, 2020. The growth of our retail lending business, which generally offers higher margins than other lending activities, has contributed significantly to our interest income and profitability in recent years.

The growth of our retail loan portfolio, together with fluctuating economic conditions in Korea and globally in recent years, especially in light of the ongoing global outbreak of the COVID-19 pandemic caused by a new strain of coronavirus, may lead to increases in delinquency levels and a deterioration in asset quality. The amount of our non-performing retail loans (defined as those loans that are past due by 90 days or more) increased from ￦252 billion as of December 31, 2017 to ￦304 billion as of December 31, 2018, ￦376 billion as of December 31, 2019 and ￦306 billion as of December 31, 2020. Higher delinquencies in our retail loan portfolio in the future will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt consumers could result in a deterioration in the credit quality of our retail loan portfolio. For example, the severe impact of the COVID-19 pandemic on Korea’s economy has disrupted the business, activities and operations of consumers, which in turn has resulted in, and in the future could result in, a significant decrease in the number of financial transactions or the inability of our customers to meet existing payment or other obligations to us. See “Other risks relating to our business—The ongoing global pandemic of COVID-19 and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” In addition, a rise in unemployment, an increase in interest rates or a decline in real estate prices in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults. See “Risks relating to Korea—Unfavorable financial and economic developments in Korea may have an adverse effect on us.” Despite our efforts to minimize our risk as a result of such exposure, there is no assurance that we will be able to prevent significant credit quality deterioration in our retail loan portfolio.

In addition, we are exposed to changes in regulations and policies on retail lending by the Korean government, which may adopt measures to restrict retail lending or encourage financial institutions to provide financial support to certain types of retail borrowers. From the second half of 2016 to 2020, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. A decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and rising interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our retail loan portfolio.

In light of adverse conditions in the Korean economy affecting consumers, in March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with outstanding short-term debt defaults. Under the pre-workout program, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) from two or more financial institutions who are in arrears on their payments for more than 30 days but less than 90 days, and who either have an income in excess of the minimum cost of living or are deemed by the Credit Counseling and Recovery Service, a public service organization that provides debt adjustment services to low-income families in Korea, to have the ability to repay their loans. In addition, in March 2015 and September 2019, in response to increasing levels of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Korean government launched, and requested Korean banks to participate in, mortgage loan refinancing programs aimed at reducing the payment burden on and improving the asset quality of outstanding mortgage loans. Under such refinancing programs, qualified retail borrowers were able to convert their outstanding non-amortizing floating-rate mortgage loans from Korean commercial banks (including us) into amortizing fixed-rate mortgage loans with lower interest rates. Our participation in such refinancing programs may lead to a decrease in our interest income on our outstanding mortgage loans, as well as in our overall net interest margin. Moreover, our participation in such initiatives led by the Korean government to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not generally offer, which may have an adverse effect on our results of operations and financial condition.

Our credit card operations may generate losses in the future, which could hurt our financial condition and results of operations.

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) was 1.31% as of December 31, 2018, which decreased to 1.25% as of December 31, 2019 and 1.06% as of December 31, 2020. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. As of December 31, 2020, these restructured loans outstanding amounted to ￦119 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 1.7% of our credit card receivables (including credit card loans) as of December 31, 2020. Delinquencies may further increase in 2021 and in the future as a result of, among other things, adverse economic conditions in Korea, additional government regulations or the inability of Korean consumers to manage increased household debt.

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

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). Our loans to small- and medium-sized enterprises increased from ￦97,379 billion as of December 31, 2017 to ￦124,457 billion as of December 31, 2020. During that period, non-performing loans (defined as those loans that are past due by 90 days or more) to small- and medium-sized enterprises increased from ￦178 billion as of December 31, 2017 to ￦267 billion as of December 31, 2018, but decreased to ￦204 billion as of December 31, 2019 and ￦162 billion as of December 31, 2020. The non-performing loan ratio for such loans increased from 0.2% as of December 31, 2017 to 0.3% as of December 31, 2018, but decreased to 0.2% as of December 31, 2019 and to 0.1% as of December 31, 2020. However, our non-performing loans and non-performing loan ratio may increase in 2021. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 0.4% as of December 31, 2020. The delinquency ratio for Won-currency loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans decreased from 0.22% as of December 31, 2017 to 0.15% as of December 31, 2020. However, our delinquency ratio for such Won currency loans may increase in 2021.

The Korean government has historically introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis since 2008. Since the termination of the “fast track” program in 2016, the Financial Services Commission implemented a swift financial assistance program for small- and medium-sized enterprise borrowers for a period of five years beginning on January 1, 2017. Financial institutions participating in such program, including us, have provided financial assistance (including in the form of new loans, extension of maturity on existing obligations and provision of lower interest rates) to small- and medium-sized enterprise borrowers that are experiencing temporary liquidity crises but have a credit rating exceeding a certain threshold. The overall prospects for the Korean economy in 2021 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. In particular, the ongoing global outbreak of the COVID-19 pandemic affecting many countries worldwide, including Korea, has prompted the Korean government in recent months to implement various emergency aid initiatives involving Korean banks, including Kookmin Bank, to provide liquidity assistance to small- and medium-sized enterprise borrowers. See “Other risks relating to our business—The ongoing global pandemic of COVID-19 and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” Such initiatives include the provision of new loans to borrowers with low credit ratings, extension of maturity dates for existing loans and suspension of interest payment obligations for an extended period of time. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

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

In recent years, we have taken measures which sought to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening of the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as shipping, construction, lodging, retail and wholesale, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels of our loans to small- and medium-sized enterprises will not rise in the future. In particular, financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse economic conditions in Korea and globally, could have an adverse impact on the ability of small- and medium-sized enterprises to make payments on our loans. For example, the ongoing global outbreak of the COVID-19 pandemic has had a significant adverse impact on the Korean and global economy, which in turn has subjected, and could continue to subject, small- and medium-sized enterprises to disruptions in supply chains, a decline in sales and/or deterioration in financial conditions. In addition, aggressive marketing and competition among banks to lend to this segment may lead to a deterioration in the asset quality of our loans to this segment in the future. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which would have an adverse impact on our financial condition and results of operations.

We have exposure to Korean construction, shipbuilding and shipping companies, and financial difficulties of these companies may have an adverse impact on us.

As of December 31, 2020, we had loans outstanding to construction, shipbuilding and shipping companies (many of which are small- and medium-sized enterprises) in the amount of ￦3,494 billion, ￦577 billion and ￦306 billion, or 0.92%, 0.15% and 0.08% of our total loans, respectively. We also have other exposures to Korean construction, shipbuilding and shipping companies, including in the form of guarantees extended on behalf of such companies (which included confirmed guarantees of ￦393 billion for construction companies, ￦691 billion for shipbuilding companies and less than ￦1 billion for shipping companies as of December 31, 2020) and debt and equity securities of such companies held by us. In the case of construction companies, such exposures include guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

The construction industry in Korea has long been stagnant due to excessive investments in residential property development projects, steady reductions in the Korean government’s social overhead capital spending until 2018 and heavy losses from overseas construction projects. Although there have been mixed signs of recovery for this industry in recent years, there is increased uncertainty relating to overseas construction projects and stagnant business for commercial properties due to COVID-19. The shipbuilding industry in Korea has experienced a severe downturn in recent years reflecting a significant decrease in ship orders, primarily due to oversupply. Although ship orders have started to increase again, in particular due to increased demand for eco-friendly Korean ships due to the strengthening of global environmental regulations, the shipbuilding industry has yet to recover fully. In the case of shipping companies in Korea, reduced shipping rates and high chartering costs, together with the slowdown in global trade, have contributed to the deterioration of their financial condition, requiring some of them to file for bankruptcy or pursue voluntary restructuring of their debt. Although there have been mixed signs of recovery for this industry in recent years resulting from the Korean government’s initiatives to rebuild the industry and the recent increase in demand for shipments, the ongoing stagnation in global trade is expected to limit the recovery of the shipping industry.

In response to the deteriorating financial condition and liquidity position of borrowers in the construction, shipbuilding and shipping industries, which were disproportionately impacted by adverse economic developments in Korea and globally, the Korean government implemented a program in 2009 to promote expedited restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 24 construction companies and five shipbuilding companies became subject to workout in 2009, following review by their creditor financial institutions (including us) and the Korean government. Each year since 2009, the Financial Services Commission and the Financial Supervisory Service have announced the results of subsequent credit risk evaluations conducted by creditor financial institutions (including us) for borrowers with outstanding credit exposures of ￦50 billion or more and borrowers with outstanding credit exposures of less than ￦50 billion, pursuant to which a number of companies were selected by such financial institutions for restructuring in the form of workout, liquidation or court receivership. However, there is no assurance that these measures will be successful in stabilizing the Korean construction, shipbuilding and shipping industries.

The allowances that we have established against our credit exposures to Korean construction, shipbuilding and shipping companies may not be sufficient to cover all future losses arising from these and other exposures. If the asset quality of our exposures to such companies declines further, we may incur substantial additional provisions (including in connection with restructurings of such companies) and charge-offs, which could adversely impact our results of operations and financial condition. See “—Risks relating to our large corporate loan portfolio—We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required and/or the adoption of restructuring plans with which we do not agree.” Furthermore, although a portion of our credit exposures to construction, shipbuilding and shipping companies are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such credit exposures. See “—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

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

•

In August 2020, we acquired all of the outstanding shares of The Prudential Life Insurance Company of Korea, Ltd., or Prudential Life Insurance, a provider of life insurance services in Korea, from Prudential Financial, Inc. for ￦2.3 trillion, as a result of which Prudential Life Insurance became a wholly-owned subsidiary.

See “Item 5.A. Operating Results—Overview—Acquisitions.”

We may continue to increase our equity interest in our subsidiaries or investees and may also consider acquiring or merging with other financial institutions to achieve more balanced growth and further diversify our revenue base. For example, as part of our continued efforts to expand our businesses abroad, in particular in Southeast Asia, we acquired a 70% stake in PRASAC Microfinance Institution Limited, a provider of microfinance and deposit-taking services in Cambodia, through Kookmin Bank, in April 2020. In addition, through a series of acquisitions from July 2018 to September 2020, we obtained a 67% interest in PT Bank Bukopin TBK of Indonesia, or Bank Bukopin, through Kookmin Bank, our subsidiary, for a total of ￦413 billion. The integration of our new subsidiaries’ or investees’ separate businesses and operations, as well as those of any companies we may acquire or merge with in the future, under our financial holding company structure could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The realization of the anticipated benefits of our financial holding company structure and any mergers or acquisitions we decide to pursue may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

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

Furthermore, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K Bank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which Kookmin Bank held a 9.4% equity interest as of December 31, 2020, commenced operations in July 2017. In December 2019, Toss Bank obtained a preliminary business authorization to operate as an Internet-only bank from the Financial Services Commission and is expected to be granted final authorization by June 2021.

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

Moreover, a number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014, which established a new financial holding company, Woori Financial Group Inc., in January 2019. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in Tong Yang Life Insurance Co., Ltd. and Allianz Life

Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. Furthermore, Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020. In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd., one of the largest securities companies in Korea in terms of capital.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities and guarantees and acceptances) as of December 31, 2020, 9 were to companies that were members of the 28 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to 28 of such largest highly-indebted business groups among chaebols was ￦27,163 billion, or 4.9% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Exposure to Chaebols.”

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

As of December 31, 2020, our loans and guarantees to companies that were in workout, restructuring or rehabilitation amounted to ￦293 billion, or 0.1% of our total loans and guarantees, most of which was classified as impaired. As of the same date, our allowances for credit losses on these loans and guarantees amounted to ￦138 billion, or 47.1% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2020 with respect to such securities of companies in workout, restructuring or rehabilitation amounted to less than ￦1 billion, or less than 0.01% of our total debt securities and equity securities, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout or restructuring, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

In particular, as of December 31, 2020, we had ￦140 billion of outstanding exposures, comprising ￦64 billion of loans, ￦30 billion of equity securities and ￦46 billion of guarantees (mainly in the form of refund guarantees relating to shipbuilding contracts), to Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME, which has been pursuing a voluntary restructuring program. In April 2017, the creditors of DSME agreed on a plan to provide additional financial support to DSME in connection with its voluntary restructuring program, under which the Korea Development Bank and the Export-Import Bank of Korea would provide ￦2.9 trillion of new loans to DSME, on the condition that DSME’s other creditors and bondholders agree to a ￦2.9 trillion debt-to-equity swap. The financial support plan required the Korean commercial bank creditors of DSME (including us) to swap 80% of our outstanding unsecured loans into equity of DSME and extend the maturity of the remaining loans for a period of five years. The financial support plan also requires DSME’s creditors (including us) to provide additional refund guarantees in connection with future shipbuilding contracts of DSME. The implementation of the financial support plan for DSME has required and may continue to require us to increase our loan loss provisions and recognize write-offs and impairment losses with respect to our exposures to DSME and may therefore have a material adverse impact on our results of operations and financial condition. Furthermore, there is no guarantee that the plan will be successful in ensuring the financial viability of DSME.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2020, our loans and guarantees to our 20 largest borrowers totaled ￦8,768 billion and accounted for 2.2% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to The Korea Securities Finance Corporation, to which we had outstanding debt securities of ￦4,800 billion and an additional exposure of ￦30 billion in the form of equity securities. Any deterioration in the financial condition of The Korea Securities Finance Corporation or our other large corporate borrowers, including those in industries particularly affected by the COVID-19 pandemic to which we have exposures such as the transportation, food and beverage, hotel, leisure and shipping industries and certain sectors of the manufacturing industry, may require us to record substantial additional provisions and charge-offs and may have a material adverse impact on our results of operations and financial condition.

Risks relating to our insurance operations

Our profitability may be adversely affected if actual benefits and claims amounts on our in-force insurance policies exceed the amounts that we have reserved, or we increase the amount of reserves due to a change in our underlying assumptions.

We operate our insurance business through KB Insurance Co., Ltd., our non-life insurance subsidiary which became a consolidated subsidiary in May 2017, as well as KB Life Insurance Co., Ltd. and Prudential Life Insurance, our life insurance subsidiaries. With respect to our insurance operations, we establish and carry, as a liability, policy reserves based on the greater of statutory reserves and actuarial estimates of how much we will need to pay for future benefits and claims on our in-force non-life insurance and life insurance policies. The profitability of our insurance operations depends significantly upon the extent to which our actual claims results are consistent with the assumptions used in setting the prices for our insurance products and establishing the liabilities in our financial statements for our obligations for future insurance policy benefits and claims. We establish the liabilities for obligations for future insurance policy benefits and claims based on the expected payout of benefits, calculated through the use of assumptions for investment returns, mortality, morbidity, expenses and persistency, as well as certain macroeconomic factors such as inflation. We also use methods to analyze loss trends with respect to certain risk assumptions relating to natural disasters. These assumptions are based on our previous experience and published data from third party industry sources, as well as judgments made by our management. These assumptions and estimates may deviate from our actual experience due to various factors that are beyond our control, including as a result of unexpected changes in the scope of coverage by the Korean national health insurance program and advancements in health care that result in increased life expectancy and early detection of diseases, as well as re-interpretations of our insurance policy terms by Korean regulators or courts. In addition, the occurrence of unexpected catastrophic events in Korea, including pandemics or natural or man-made disasters, may result in claims that significantly exceed our expectations. As a result, we cannot determine with precision the ultimate amounts that we will pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the insurance policy liabilities will grow to the level we assume prior to payment of benefits or claims. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future.

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

Pursuant to the risk-based capital adequacy requirements implemented by the Financial Services Commission, insurance companies in Korea are required to maintain a statutory ratio of available regulatory capital to risk-weighted assets of not less than 100% on a consolidated basis. Furthermore, the Financial Supervisory Service had previously recommended that insurance companies maintain a risk-based capital adequacy ratio of not less than 150%, and its former administrative guidelines had required insurance companies failing to maintain such recommended 150% ratio to submit a capital increase plan. Although the Financial Supervisory Service has since withdrawn such administrative guidelines, we believe that a risk-based capital adequacy ratio of not less than 150% is still considered standard in the Korean insurance industry. Risk-based capital adequacy requirements require insurance companies to hold adequate capital to cover their exposures to interest rate risk, market risk, credit risk and operational risk as well as insurance risk by reflecting such risks in their calculation of risk-weighted assets. As of December 31, 2020, KB Insurance, Prudential Life Insurance and KB Life Insurance had a risk-based capital adequacy ratio of 174.76%, 428.95% and 188.43%, respectively.

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

In response to a lack of comparability in the global insurance industry stemming from variations in accounting policies being applied, the IASB issued IFRS 17 (previously referred to as IFRS 4 Phase II), a new IFRS accounting standard for insurance contracts, in May 2017 with an effective date of January 1, 2021, which was subsequently deferred to January 1, 2022 and again to January 1, 2023, with early adoption permitted. Compliance with such revised accounting standards could significantly affect the way in which we and other operators of insurance businesses in Korea account for insurance policies, annuity contracts and financial instruments and how our financial statements are presented.

IFRS 17 will introduce a fundamentally different approach to current accounting policies in terms of both liability measurement and profit recognition. Under IFRS 17, insurance contract liabilities will no longer be calculated based on historical or past assumptions but based on the present value of future insurance cash flows using a discount rate reflecting current interest rates and the characteristics of the insurance contracts, with a risk adjustment and deferral of up-front profits. Among other effects, this may result in an increase in the level of the liabilities of our insurance subsidiaries, which would lead to a decrease in the balance of their available capital, which in turn may lower their risk-based capital adequacy ratio, depending on the solvency regime applicable at the time. In addition, under IFRS 17, certain parts of premium income from insurance contracts will be allocated over the coverage period in proportion to the value of expected coverage and other services that the insurer will provide over such period, rather than recognized at the time of receipt of premium payments, and the investment component of an insurance contract (which refers to amounts to be repaid to policyholders even if the insured event does not occur) will be disaggregated and excluded from premium income. Such changes to revenue recognition methodology will likely change the presentation of our reported revenue from our insurance operations in our financial statements. In June 2020, the IASB issued several amendments to IFRS 17 aimed at simplifying certain requirements and providing additional transition relief for companies subject to IFRS 17.

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

COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2, has spread globally and was declared a “pandemic” by the World Health Organization in March 2020. The global outbreak of COVID-19 has materially and adversely affected the global economy and financial markets as well as disrupted our business operations.

Risks associated with a prolonged outbreak of COVID-19 or other types of widespread infectious diseases include:

•

an increase in defaults on loan payments from our customers that are particularly affected by the ongoing outbreak of the COVID-19 pandemic (such as those in the transportation, food and beverage, hotel, leisure and shipping industries and certain sectors of the manufacturing industry), who may not be able to meet payment obligations, which may lead to an increase in delinquency ratios and a deterioration in asset quality (see “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Loan Concentration by Industry”);

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

COVID-19 had a negative impact on our results of operations in 2020 and may continue to do so in the future, and it is not possible to predict the duration or the full magnitude of the overall harm that may result from COVID-19 in the long term. In the event that COVID-19 or other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition and results of operations will likely suffer.

Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.

The overall prospects for the Korean and global economy in 2021 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, such as the ongoing COVID-19 pandemic;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•	increased uncertainties resulting from the United Kingdom’s exit from the European Union;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East;

•	the slowdown of economic growth in China and other major emerging market economies;

•	interest rate fluctuations as well as perceived or actual changes in policy rates by, or other monetary and fiscal policies set forth by, the U.S. Federal Reserve and other central banks; and

•	political and social instability in various countries in the Middle East, including Syria, Iraq and Yemen.

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

Uncertainties regarding the transition away from the London Interbank Offered Rate, or LIBOR, or any other interest rate benchmark could have adverse consequences for market participants, including us.

In March 2021, the U.K. Financial Conduct Authority, or the FCA, which has regulatory authority with respect to LIBOR, announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative (i) after December 31, 2021 in the case of all Sterling, Euro, Swiss Franc and Japanese Yen settings and the one-week and two-month U.S. dollar settings and (ii) after June 30, 2023 in the case of the remaining U.S. dollar settings. While the ICE Benchmark Administration, the administrator of LIBOR, may publish certain LIBOR settings on the basis of a synthetic methodology for “tough legacy” contracts, there is no guarantee that such rates will be determined and published after the announced deadlines nor confirmed to be representative by the FCA.

Given the extensive use of LIBOR across financial markets, the transition away from LIBOR presents various risks and challenges to financial markets and institutions, including us, and in particular, Kookmin Bank, our banking subsidiary. As a commercial bank, Kookmin Bank uses various financial products that reference LIBOR, including, among others, commercial loans, deposits, borrowings and debentures. Kookmin Bank also enters into derivatives contracts in order to address the needs of its corporate clients to hedge their risk exposure as well as the need to hedge its own risk exposure that results from such client contracts. In February 2020, Kookmin Bank assembled a task force team in order to assess, identify, monitor and manage risks that may arise from the potential discontinuation of LIBOR. As of the date of this annual report, Kookmin Bank is continuing to transition to alternative reference rates in order to gradually reduce its exposure to LIBOR. Specifically, Kookmin Bank aims to amend its existing agreements to replace LIBOR with alternative reference rates by the third quarter of 2021, and to cease to use LIBOR as the reference rate in new agreements altogether by the end of 2021. Kookmin Bank is also planning to minimize any negative impact that the cessation of LIBOR may have on its results of operations by adjusting its interest rates and deciding upon an appropriate interest rate benchmark.

If not sufficiently planned for, the discontinuation of LIBOR or any other interest rate benchmark could result in increased financial, operational, legal, reputational and/or compliance risks. For example, a significant challenge will be managing the impact of the LIBOR transition on the contractual mechanics of LIBOR-based financial instruments and contracts that mature after the announced deadlines. Certain of these instruments and contracts may not provide for alternative reference rates, and even if such instruments and contracts provide for alternative reference rates, such alternative reference rates are likely to differ from the prior benchmark rates and may require us to pay interest at higher rates on the related obligations, which could adversely impact our interest expense, results of operations and cash flows. For example, the Secured Overnight Financing Rate, or SOFR, has been identified by the Alternative Reference Rates Committee convened by the Board of Governors of the U.S. Federal Reserve System and the Federal Reserve Bank of New York as the preferred alternative benchmark reference rate for LIBOR and differs from LIBOR in many respects, including its basis on actual observed transactions in the U.S. Treasury market as opposed to LIBOR’s usage of estimations of borrowing rates. While there are a number of international working groups focused on transition plans and the provision of fallback contract language that seek to minimize market disruption, replacement of LIBOR or any other benchmark, such as SOFR, with a new benchmark rate could adversely impact the value of and return on existing instruments and contracts. Moreover, replacement of LIBOR or other benchmark rates could result in market dislocations and have other adverse consequences for market participants, including the potential for increased costs, and litigation risks stemming from potential disputes with customers and counterparties regarding the interpretation and enforceability of fallback contract language in the LIBOR-based financial instruments and contracts.

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

A substantial portion of our loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 40% to 88% of the appraised value of collateral (except in areas of high speculation designated by the government where we generally limit our lending to between 10% and 60% of the appraised value of collateral) and to periodically re-appraise our collateral, a downturn in the real estate market in Korea may result in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any future declines in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

As of December 31, 2020, we held debt securities issued by Korean companies and financial institutions (other than those issued by the Bank of Korea, the Korea Development Bank, Korea Housing Finance Corporation, Industrial Bank of Korea and the Export-Import Bank of Korea, which are government-owned or -controlled enterprises or financial institutions) with a total carrying amount of ￦51,716 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our statements of financial position is determined by references to suggested prices posted by Korean rating agencies or the Korea Financial Investment Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full book value at the time of any such sale of these securities and thus may incur losses.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2020, we had ￦117 billion of special reserves in respect of trust accounts for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2018, 2019 and 2020. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

Our operations have been, and will continue to be, subject to increasing and continually evolving cyber security and other technological risks.

With the proliferation of new technologies and the increasing use of the Internet and mobile devices to conduct financial transactions, our operations as a large financial institution have been, and will continue to be, subject to an increasing risk of cyber incidents relating to these activities, the nature of which is continually evolving. Our computer systems, software and networks are subject to cyber incidents, such as disruptions, delays or other difficulties from our information technology system, computer viruses or other malicious codes, loss or destruction of data (including confidential client information), unauthorized access, account takeover attempts and cyber attacks. A significant portion of our daily operations relies on our information technology systems, including customer service, billing, the secure processing, storage and transmission of confidential and other information as well as the timely monitoring of a large number of complex transactions. Although we have made substantial and continual investments to build systems and defenses to address cyber security and other technological risks, there is no guarantee that such measures or any other measures can provide adequate security. In addition, because methods used to cause cyber attacks change frequently or, in some cases, are not recognized until launched, we may be unable to implement effective preventive measures or proactively address these methods. Furthermore, these cyber threats may arise from human error, accidental technological failure and third parties with whom we do business. Although we maintain insurance coverage that may cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses. If we were to be subject to a cyber incident, it could result in the disclosure of confidential client information, damage to our reputation with our customers and in the market, customer dissatisfaction, additional costs to us, regulatory penalties, exposure to litigation and other financial losses to both us and our customers, which could have an adverse effect on our business and results of operations.

Risks relating to liquidity and capital management

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2020, approximately 96.2% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2020, both we and Kookmin Bank, our banking subsidiary, were required to maintain a total minimum common equity Tier I capital adequacy ratio of 8.0%, Tier I capital adequacy ratio of 9.5% and combined Tier I and Tier II capital adequacy ratio of 11.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2020, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.30%, 14.06% and 15.28%, respectively, and Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 15.10%, 15.42% and 17.78%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2020 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2020. In June 2020, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2021, which would again subject us to an additional capital requirement of 1.0% in 2021. All such requirements are in addition to the pre-existing requirement for minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets set forth above. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

Interest rates in Korea have been subject to significant fluctuations in recent years. After the Bank of Korea reduced its policy rate to 1.50% in 2015 and again to 1.25% in June 2016 amid deflationary concerns and interest rate cuts by central banks around the world, it increased its policy rate to 1.50% in November 2017 and 1.75% in November 2018 in light of improved growth prospects in Korea and rising interest rate levels globally. However, the Bank of Korea again lowered its policy rate to 1.50% in July 2019 and to 1.25% in October 2019 in order to address the sluggishness of the global and domestic economy. Subsequently, the Bank of Korea further lowered its policy rate to 0.75% in March 2020 and to 0.50% in May 2020 in response to deteriorating economic conditions resulting from the global outbreak of the COVID-19 pandemic. All else being equal, an increase in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among retail borrowers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

As a financial service provider, we are subject to a variety of regulations in Korea that are designed to protect financial consumers. In recent years, in light of heightened public concern regarding privacy issues, the

Korean government has placed greater emphasis on the protection of personal information by financial institutions and has implemented a number of measures to enhance consumer protection, including considerable restrictions on the transfer or provision of personal information by financial institutions to their affiliates or holding company. Under the Personal Information Protection Act, financial institutions, as personal information managers, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically require or permit the management of resident registration numbers. In addition, under the Use and Protection of Credit Information Act, a financial institution has a higher duty to protect all information that it collects from its customers and is required to treat such information as credit information. There are considerable restrictions on the transfer or provision of the information by financial institutions to their affiliates or holding company. Treble damages may be imposed on a financial institution for leakage of such information. Furthermore, under the Electronic Financial Transaction Act, a financial institution is primarily responsible for compensating its customers harmed by a cyber security breach affecting the financial institution even if the breach is not directly attributable to the financial institution.

Under the Financial Consumer Protection Act, which was newly enacted in March 2020, we, as a financial instrument distributor, are subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution procedures, increased liability for customer losses and newly imposed penalty surcharges starting in March 2021. Following the enactment of the Financial Consumer Protection Act, financial regulators have published subordinate regulations to such Act, including the Enforcement Decree, Supervisory Regulations and Enforcement Rules to the Supervisory Regulations governing consumer protection within the financial industry. However, there are still uncertainties regarding the interpretation and application of the Act. The Financial Services Commission has recognized these uncertainties and has announced that it would provide further guidance to financial companies and financial consumers in the six months following March 25, 2021.

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

Through its policies and recommendations, the Korean government has promoted and, as a matter of policy, may continue to attempt to promote lending by the Korean financial industry to particular types of borrowers. For example, the Korean government has in the past provided and may continue to provide policy loans, which encourage lending to particular types of borrowers. It has generally done this by identifying sectors of the economy it wishes to promote and making low interest funding available to financial institutions that may voluntarily choose to lend to these sectors. All loans or credits we choose to make pursuant to such policy loans would be subject to review in accordance with our credit approval procedures. However, the availability of policy loans may influence us to lend to certain sectors or in a manner in which we otherwise would not in the absence of such loans from the government.

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea and adverse conditions in the Korean economy affecting such enterprises, the Korean government introduced measures intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise and retail borrowers, including guidelines for Korean banks to extend loan terms and defer interest payments with respect to small- and medium-sized enterprises and SOHOs affected by the COVID-19 pandemic. See “—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.” and “—Risks relating to our retail credit portfolio—Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.” The Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may decide to accept. We may incur costs or losses as a result of providing such financial support.

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

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent to a large extent on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs, and starting in early 2020, the overall Korean economy has shown signs of deterioration due to the debilitating effects of the ongoing global outbreak of the COVID-19 pandemic on the Korean economy as well as on the economies of Korea’s major trading partners. See “Other risks relating to our business—The ongoing global pandemic of COVID-19 and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

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

•

a decrease in tax revenues or a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, particularly in light of the Korean government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding due to the COVID-19 pandemic, which, together, may lead to an increased government budget deficit;

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

•	increased reliance on exports to service foreign currency borrowings, which could cause friction with Korea’s trading partners;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Labor unrest in Korea may adversely affect our operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 3.8% in 2018 and 2019 to 4.0% in 2020. Further increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

We have no current plans for any public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In addition, our major stockholder, the Korean National Pension Service, held approximately 9.93% of our total issued common stock as of December 31, 2020, which it may sell at any time.

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

(1)

the aggregate number of common shares we have deposited or we have consented to allow to be deposited for the issuance of ADSs (including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs); and

(2)	the number of shares of common stock on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit,

such common stock will not be accepted for deposit unless:

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 3,217.5 on April 26, 2021. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, one of the leading commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, non-life and life insurance, capital markets activities and international banking and finance. As of December 31, 2020, we had consolidated total assets of ￦611 trillion, consolidated total deposits of ￦339 trillion and consolidated total equity of ￦43 trillion.

As part of our commercial banking activities, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. We also provide a full range of deposit products and related services to both individuals and enterprises of all sizes. We provide these services predominantly through Kookmin Bank.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 972 branches as of December 31, 2020, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, smartphone and Internet banking. As of December 31, 2020, we had a customer base of approximately 35.5 million retail customers, which represented over one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2020, retail loans and credit card loans and receivables accounted for 52.9% of our total loan portfolio:

	As of December 31,
	2018			2019			2020
	(in billions of Won, except percentages)
Retail
Mortgage and home equity(1)	￦	102,607	31.9%	￦	106,711	31.2%	￦	114,144	30.0%
Other consumer(2)		56,200	17.5		59,596	17.4		68,293	18.0

Total retail		158,807	49.4		166,307	48.6		182,437	48.0

Credit card		17,354	5.4		18,648	5.5		18,737	4.9
Corporate		140,701	43.7		149,152	43.6		160,114	42.1
Foreign		4,949	1.5		7,985	2.3		19,162	5.0

Total loans	￦	321,811	100.0%	￦	342,092	100.0%	￦	380,450	100.0%

(1)	Includes ￦6,072 billion, ￦6,266 billion and ￦5,225 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2018, 2019 and 2020, respectively.
(2)	Includes ￦9,361 billion, ￦9,472 billion and ￦9,877 billion of overdraft loans as of December 31, 2018, 2019 and 2020, respectively.

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

Strategy

Our strategic focus is to become a world-class financial group that ranks among the leaders of the financial industry in Asia and globally. We plan to continue to solidify our market position as Korea’s leading financial group, enhance our ability to provide comprehensive financial services to our retail and corporate customers and strengthen our overseas operating platform and network. In addition, we continually strive to achieve our goal of creating “a happier life and a better world” through a customer-centric management philosophy. We believe our strong market position in the commercial banking area in Korea is an important competitive advantage, which will enable us to compete more effectively based on convenient delivery, product breadth and differentiation, and service quality while focusing on our profitability.

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total retail lending represented by the categories of our retail loans as of the dates indicated:

	As of December 31,
	2018			2019			2020
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	￦	102,607	64.6%	￦	106,711	64.2%	￦	114,144	62.6%
Other consumer loans(1)		56,200	35.4		59,596	35.8		68,293	37.4

Total	￦	158,807	100.0%	￦	166,307	100.0%	￦	182,437	100.0%

(1)	Excludes credit card loans, but includes overdraft loans.

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

For secured loans, including mortgage and home equity loans, our policy is to lend up to 100% of the adjusted collateral value (except in areas of high speculation designated by the government where we generally limit our lending to between 10% and 60% of the appraised value of collateral) minus the value of any lien or other security interests that are prior to our security interest. In calculating the adjusted collateral value for real estate, we use the appraisal value of the collateral multiplied by a factor, generally between 40% to 88% (10% to 70% in the case of mortgage and home equity loans). This factor varies depending upon the location and use of the real estate and is established in part by taking into account court-supervised auction prices for nearby properties.

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

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 35 years and the majority of our mortgage loans have long-term maturities, which may be renewed. Non-amortizing home equity loans have a maturity of one to five years and home equity loans subject to amortization of principal may have a maximum term of up to 35 years. As of December 31, 2020, we had ￦25,795 billion of amortizing home equity loans, representing 94.1% of our total home equity loans, and ￦1,610 billion of non-amortizing home equity loans, representing 5.9% of our total home equity loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2020, 54.4% of our mortgage loans were secured by residential property which is the subject of the loan, 25.2% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 20.4% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans is restricted to financing of home purchases and some of these loans are guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2020, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 44.6%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3.D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

The following table sets forth our unsecured and secured mortgage loans and home equity loans as of December 31, 2018, 2019 and 2020, based on their loan classification categories under IFRS and our internal credit ratings for loans (which are described in Note 4.2.4 of the notes to our consolidated financial statements):

	As of December 31, 2018(2)
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
	(in billions of Won)
Mortgage:
Secured(1)	￦	59,162	￦	1,206	￦	32	￦	141	￦	1	￦	6,969	￦	138	￦	67,649
Unsecured		3,088		41		1		—		—		117		4		3,251
Home Equity:
Secured		27,708		711		76		5		2		3,020		98		31,620
Unsecured		60		22		5		—		—		—		—		87

Total	￦	90,018	￦	1,980	￦	114	￦	146	￦	3	￦	10,106	￦	240	￦	102,607

	As of December 31, 2019(2)
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
	(in billions of Won)
Mortgage:
Secured(1)	￦	69,797	￦	930	￦	31	￦	2	￦	1	￦	5,180	￦	169	￦	76,110
Unsecured		1,930		19		1		—		—		36		4		1,990
Home Equity:
Secured		25,655		493		126		7		2		2,203		114		28,600
Unsecured		6		4		1		—		—		—		—		11

Total	￦	97,388	￦	1,446	￦	159	￦	9	￦	3	￦	7,419	￦	287	￦	106,711

	As of December 31, 2020(2)
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
	(in billions of Won)
Mortgage:
Secured(1)	￦	77,133	￦	1,223	￦	81	￦	4	￦	3	￦	5,294	￦	151	￦	83,889
Unsecured		2,800		13		—		—		—		34		3		2,850
Home Equity:
Secured		24,587		717		160		11		4		1,829		91		27,399
Unsecured		4		2		—		—		—		—		—		6

Total	￦	104,524	￦	1,955	￦	241	￦	15	￦	7	￦	7,157	￦	245	￦	114,144

(1)	Includes advance loans guaranteed by the Housing Finance Credit Guarantee Fund to borrowers for the down payment of new housing that is in the process of being built.
(2)	See “Item 5.A. Operating Results—Critical Accounting Policies—Impairment of Loans and Allowance for Loan Losses.”

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

As of December 31, 2020, the Market Opportunity Rate was 0.66% for a three-month period, 0.87% for a six-month period and 0.90% for a twelve-month period.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2020, approximately ￦41,438 billion, or 60.7% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of five years. The amount of overdraft loans as of December 31, 2020 was approximately ￦9,877 billion.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2020, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ￦174,851 billion, ￦185,666 billion and ￦209,181 billion as of December 31, 2018, 2019 and 2020, respectively, which constituted 63.2%, 60.8% and 61.8%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•

Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 47.3% of our total deposits as of December 31, 2020 and paid average interest of 0.18% for 2020.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the KOSPI, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to three years, and the term for installment savings deposits ranges from six months to five years. Retail and corporate time deposits constituted 43.3% of our total deposits as of December 31, 2020 and paid average interest of 1.56% for 2020. Most installment savings deposits offer fixed interest rates.

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

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2020, we operated 21 main private banking centers through Kookmin Bank.

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

The following table sets forth certain data relating to our credit card operations, on a non-consolidated basis, as of the dates and for the periods indicated:

	As of and for the Year Ended December 31,
	2018		2019		2020
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		9,772		10,265		10,586
Corporate accounts		564		615		550

Total		10,336		10,880		11,136

Number of merchants (at year end) (thousands)		2,575		2,659		2,743
Active ratio (at year end)(1)		89.2%		91.0%		90.4%
Credit card fees
Merchant fees(2)	￦	1,327	￦	1,239	￦	1,302
Installment and cash advance fees		450		492		475
Annual membership fees		114		138		157
Other fees		922		987		982

Total	￦	2,813	￦	2,856	￦	2,916

Charge volume(3)
General purchase	￦	70,622	￦	77,413	￦	81,328
Installment purchase		17,493		19,222		19,321
Cash advance		9,331		9,265		8,591
Card loan(4)		6,098		6,654		7,184

Total	￦	103,544	￦	112,554	￦	116,424

Outstanding balance (at year end)
General purchase	￦	6,417	￦	7,028	￦	6,732
Installment purchase		4,772		5,107		5,360
Cash advance		1,257		1,208		1,054
Card loan(4)		4,942		5,345		5,623

Total	￦	17,388	￦	18,688	￦	18,769

Average outstanding balances
General purchase	￦	6,145	￦	6,748	￦	6,841
Installment purchase		4,449		4,905		5,198
Cash advance		1,230		1,210		1,098
Card loan(4)		4,917		5,107		5,440

Total	￦	16,741	￦	17,970	￦	18,577

Delinquency ratios (at year end)(5)
From 1 month to 3 months		0.63%		0.56%		0.50%
From 3 months to 6 months		0.63		0.55		0.46
Over 6 months		0.05		0.14		0.10

Total		1.31%		1.25%		1.06%

Non-performing loan ratio		0.66%		0.66%		0.55%
Write-offs (gross)	￦	465	￦	506	￦	501
Recoveries(6)		135		138		137

Net write-offs	￦	330	￦	368	￦	364

Gross write-off ratio(7)		2.78%		2.82%		2.70%
Net write-off ratio(8)		1.97%		2.05%		1.96%

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year-end.

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

(5)

Represents ratio of credit card balances overdue by one month or more to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2018, 2019 and 2020, these restructured loans amounted to ￦97 billion, ￦116 billion and ￦119 billion, respectively. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

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

As of December 31, 2020, we had approximately 11.1 million credit cardholders. Of the credit cards outstanding, approximately 90.4% were active, meaning that they had been used at least once during the previous six months.

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

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. Kookmin Bank, our banking subsidiary, had 369,672 small- and medium-sized enterprise borrowers and 1,930 large corporate borrowers for Won-currency loans as of December 31, 2020. For 2020, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ￦111.7 billion. Of our branch network as of December 31, 2020, we had three branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total corporate lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers:

	As of December 31,
	2018			2019			2020
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	￦	106,015	75.3%	￦	112,487	75.4%	￦	123,066	82.0%
Large corporate loans		34,686	24.7		36,665	24.6		27,104	18.0

Total	￦	140,701	100.0%	￦	149,152	100.0%	￦	150,170	100.0%

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

The total amount of deposits from our corporate customers amounted to ￦123,867 billion as of December 31, 2020, or 36.6% of our total deposits.

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

We use the term “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises and related regulations. Under the Framework Act on Small and Medium Enterprises and related regulations, an enterprise must meet each of the following criteria in order to meet the definition of a small- and medium-sized enterprise: (i) total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the average or annual sales revenue standards as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises that are applicable to the enterprise’s primary business must be met and (iii) the standards of management independence as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises must be met. However, pursuant to an amendment to the Framework Act on Small and Medium Enterprises, which has become effective in June 2020, an enterprise that qualifies as a small- and medium-sized enterprise pursuant to the above definition shall no longer be considered a small- and medium-sized enterprise if it is incorporated into, or is deemed to be incorporated into, a business group subject to certain disclosure requirements under the Monopoly Regulation and Fair Trade Act. Moreover, certified social enterprises (as defined in the Social Enterprise Promotion Act) and cooperatives and federations of cooperatives (each as defined in the Framework Act on Cooperatives and the Consumer Cooperatives Act) that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises may also qualify as small- and medium-sized enterprises.

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2020, working capital loans and facilities loans accounted for 48.2% and 51.8%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2020, Kookmin Bank, our banking subsidiary, had 369,672 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2020, secured loans and guaranteed loans accounted for, in the aggregate, 84.5% of our small- and medium-sized enterprise loans. Among the secured loans, 97.2% were secured by real estate and 2.8% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms of up to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

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

Pricing

We establish the price for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. For the Market Opportunity Rate as of December 31, 2020, see “—Retail Banking—Lending Activities—Mortgage and Home Equity Lending—Pricing.”

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2020, working capital loans and facilities loans accounted for 76.6% and 23.4%, respectively, of our total large corporate loans. We also offer mortgage loans to large corporate clients who build or sell single- or multi-family housing units, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities.”

As of December 31, 2020, secured loans and guaranteed loans accounted for, in the aggregate, 31.7% of our large corporate loans. Among the secured loans, 73.2% were secured by real estate and 26.8% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms ranging from three months to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

In our unsecured lending to large corporate customers, a critical consideration in our policy regarding the extension of such unsecured loans is the borrower’s creditworthiness. We assign each borrower a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system, taking into account both financial factors and non-financial factors (such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry). The credit ratings, along with such factors, are key determinants in our lending to large corporate customers. Large corporate customers generally have higher credit ratings due to their higher repayment capability compared to other types of borrowers, such as small- and medium-sized enterprise borrowers. In addition, large corporate borrowers generally are affected to a lesser extent than small- and medium-sized enterprise borrowers by fluctuations in the Korean economy and also maintain more sophisticated financial records. As of December 31, 2020, 89.2% of our large corporate customers had credit ratings of BBB- or above according to the internal credit rating system of Kookmin Bank, compared to 79.0% of our small- and medium-sized enterprise customers. A credit rating of BBB- is assigned to customers whose ability to repay the principal and interest on their outstanding loans is determined by us to be generally satisfactory but nonetheless subject to adverse effects under unfavorable economic conditions or during downturns in the business environment. Based on our internal analysis of historical data, we believe that the probability of default for loans extended to large corporate customers with a credit rating of BBB- or above is between 0.00% and 2.26%.

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

As of December 31, 2020, in terms of our outstanding loan balance, 32.6% was extended to borrowers in the financial industry, 27.7% of our large corporate loans was extended to borrowers in the manufacturing industry, and 22.8% was extended to borrowers in the service industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2020, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking/Finance

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking and securities brokerage services.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2018, 2019 and 2020, our investment portfolio, which consists primarily of financial assets at amortized cost and financial assets at fair value through other comprehensive income (formerly referred to as held-to-maturity financial assets and available-for-sale financial assets, respectively) and our trading portfolio had a combined total carrying amount of ￦111,434 billion, ￦124,913 billion and ￦159,774 billion (including the investment and trading portfolios of our insurance operations) and represented 23.2%, 24.1% and 26.2% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2018, 2019 and 2020, we held debt securities with a total carrying amount of ￦107,192 billion, ￦119,627 billion and ￦153,745 billion, respectively, of which:

•	financial assets at amortized cost (or held-to-maturity debt securities) accounted for ￦23,663 billion, ￦25,348 billion and ￦36,873 billion, or 22.1%, 21.2% and 24.0%, respectively;

•

debt securities at fair value through other comprehensive income (or available-for-sale debt securities) accounted for ￦35,244 billion, ￦43,557 billion and ￦58,457 billion, or 32.9%, 36.4% and 38.0%, respectively; and

•	debt securities at fair value through profit or loss accounted for ￦48,285 billion, ￦50,722 billion and ￦58,415 billion, or 45.0%, 42.4% and 38.0%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2018, 2019 and 2020 amounted to:

•	￦5,090 billion, ￦5,396 billion and ￦17,193 billion, or 21.5%, 21.3% and 46.6%, respectively, of our financial assets at amortized cost (or held-to-maturity debt securities);

•

￦3,475 billion, ￦9,502 billion and ￦14,735 billion, or 9.9%, 21.8% and 25.2%, respectively, of our financial assets at fair value through other comprehensive income (or available-for-sale debt securities); and

•	￦7,923 billion, ￦6,569 billion and ￦9,315 billion, or 16.4%, 13.0% and 15.9%, respectively, of our debt securities at fair value through profit or loss.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market, the KRX KOSDAQ Market or the KRX KONEX Market. As of December 31, 2018, 2019 and 2020:

•

equity securities at fair value through other comprehensive income (or available-for-sale equity securities) had a carrying amount of ￦2,370 billion, ￦2,504 billion and ￦3,075 billion, or 6.3%, 5.4% and 5.0%, respectively, of our securities at fair value through other comprehensive income (or available-for-sale securities) portfolio; and

•

equity securities at fair value through profit or loss had a carrying amount of ￦1,288 billion, ￦2,104 billion and ￦2,092 billion, or 2.6%, 4.0% and 3.5%, respectively, of our securities at fair value through profit or loss portfolio.

Our trading portfolio also includes derivative-linked securities, the underlying assets of which were linked to, among other things, interest rates, exchange rates, stock price indices or credit risks. As of December 31, 2018, 2019 and 2020, derivative-linked securities in our trading portfolio had a carrying amount of ￦3,517 billion, ￦3,624 billion and ￦2,219 billion, or 7.1%, 6.8% and 3.7% of our trading portfolio, respectively. See “—Derivatives Trading.”

The following tables show, as of the dates indicated, the unrealized gains and losses on financial assets at fair value through other comprehensive income (or available-for-sale financial assets) and financial assets at amortized cost (or held-to-maturity financial assets) within our investment portfolio, and the amortized cost and fair value of the portfolio by type of financial asset:

	As of December 31, 2018
	Amortized Cost(7)		Net Unrealized Gain and Loss(8)		Loss Allowance for Expected Credit Losses(9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	3,471	￦	4	￦	—	￦	3,475
Financial institutions(1)		20,102		7		1		20,108
Corporate(2)		10,488		56		3		10,541
Asset-backed securities(3)		1,096		4		—		1,100
Others		20		—		—		20

Subtotal		35,177		71		4		35,244
Equity securities		1,763		607		—		2,370

Total financial assets at fair value through other comprehensive income	￦	36,940	￦	678	￦	4	￦	37,614

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	5,090	￦	362	￦	—	￦	5,452
Financial institutions(4)		6,847		(50)		—		6,797
Corporate(5)		6,943		150		—		7,093
Asset-backed securities(6)		4,783		35		1		4,817
Total financial assets at amortized cost	￦	23,663	￦	497	￦	1	￦	24,159

	As of December 31, 2019
	Amortized Cost(7)		Net Unrealized Gain and Loss(8)		Loss Allowance for Expected Credit Losses(9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	9,538	￦	(35)	￦	1	￦	9,502
Financial institutions(1)		20,870		44		1		20,913
Corporate(2)		12,205		87		2		12,290
Asset-backed securities(3)		826		6		—		832
Others		20		—		—		20

Subtotal		43,459		102		4		43,557
Equity securities		1,991		513		—		2,504

Total financial assets at fair value through other comprehensive income	￦	45,450	￦	615	￦	4	￦	46,061

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	5,396	￦	650	￦	—	￦	6,046
Financial institutions(4)		8,157		26		—		8,183
Corporate(5)		7,537		504		—		8,041
Asset-backed securities(6)		4,258		46		1		4,303
Total financial assets at amortized cost	￦	25,348	￦	1,226	￦	1	￦	26,573

	As of December 31, 2020
	Amortized Cost(7)		Net Unrealized Gain and Loss(8)		Loss Allowance for Expected Credit Losses(9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	15,056	￦	(321)	￦	—	￦	14,735
Financial institutions(1)		23,149		47		2		23,194
Corporate(2)		18,657		68		4		18,721
Asset-backed securities(3)		1,784		13		1		1,796
Others		10		—		—		10

Subtotal		58,656		(193)		7		58,456
Equity securities		1,739		1,336		—		3,075

Total financial assets at fair value through other comprehensive income	￦	60,395	￦	1,143	￦	7	￦	61,531

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	17,193	￦	509	￦	—	￦	17,702
Financial institutions(4)		5,679		32		—		5,711
Corporate(5)		8,182		560		1		8,741
Asset-backed securities(6)		5,789		54		2		5,841
Others		30		—		—		30

Total financial assets at amortized cost	￦	36,873	￦	1,155	￦	3	￦	38,025

(1)

Includes debt securities issued by the Bank of Korea, the Korea Development Bank, Korea Housing Finance Corporation, Industrial Bank of Korea and the Export-Import Bank of Korea in the aggregate amount of ￦15,795 billion as of December 31, 2018, ￦16,040 billion as of December 31, 2019 and ￦16,660 billion as of December 31, 2020. These financial institutions are owned or controlled by the Korean government.

(2)

Includes debt securities issued by the Korea Development Bank, Korea Housing Finance Corporation, the Bank of Korea and the Export-Import Bank of Korea in the aggregate amount of ￦210 billion as of December 31, 2018, ￦450 billion as of December 31, 2019 and ￦818 billion as of December 31, 2020. These entities are owned or controlled by the Korean government.

(3)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦1,016 billion as of December 31, 2018, ￦750 billion as of December 31, 2019 and ￦1,684 billion as of December 31, 2020. Korea Housing Finance Corporation is owned by the Korean government.

(4)

Includes debt securities issued by the Bank of Korea, the Korea Development Bank, Industrial Bank of Korea and the Export-Import Bank of Korea in the aggregate amount of ￦5,512 billion as of December 31, 2018, ￦6,736 billion as of December 31, 2019 and ￦4,563 billion as of December 31, 2020. These financial institutions are owned or controlled by the Korean government.

(5)

Includes debt securities issued by Korea Housing Finance Corporation in the aggregate amount of ￦658 billion as of December 31, 2018, ￦807 billion as of December 31, 2019 and ￦863 billion as of December 31, 2020. Korea Housing Finance Corporation is controlled by the Korean government.

(6)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦4,681 billion as of December 31, 2018, ￦4,156 billion as of December 31, 2019 and ￦5,687 billion as of December 31, 2020. Korea Housing Finance Corporation is owned by the Korean government.

(7)	Gross carrying amount before adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(8)	Net unrealized gain and loss after adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(9)	Loss allowance for expected credit losses in accordance with IFRS 9.

Derivatives Trading

We engage in derivatives trading, including on behalf of our customers. Our trading volume increased from ￦376,249 billion in 2018 to ￦449,590 billion in 2019 and ￦469,477 billion in 2020. Our net trading revenue (expense) from derivatives for the year ended December 31, 2018, 2019 and 2020 was ￦(284) billion, ￦1,116 billion and ￦323 billion, respectively.

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

The following shows the estimated fair value of our derivatives as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018				2019				2020
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange derivatives(1)	￦	1,133	￦	1,090	￦	1,604	￦	1,482	￦	3,818	￦	3,485
Interest rate derivatives(1)		659		908		914		1,079		1,091		1,183
Equity derivatives		158		796		570		283		579		401
Credit derivatives		33		25		19		14		19		10
Commodity derivatives		2		3		3		—		—		1
Others		41		79		81		149		37		144

Total	￦	2,026	￦	2,901	￦	3,191	￦	3,007	￦	5,544	￦	5,224

(1)	Includes those for trading purposes and hedging purposes.

The following table shows certain information related to our derivatives designated as fair value hedges for the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,
	2018						2019						2020
	Hedging Instruments		Effective Portion		Ineffective Portion		Hedging Instruments		Effective Portion		Ineffective Portion		Hedging Instruments		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	(119)	￦	98	￦	(21)	￦	(74)	￦	61	￦	(13)	￦	97	￦	(41)	￦	56
Interest rate derivatives		(41)		37		(4)		108		(105)		3		(8)		14		6

Total	￦	(160)	￦	135	￦	(25)	￦	34	￦	(44)	￦	(10)	￦	89	￦	(27)	￦	62

The following table shows certain information related to our derivatives designated as cash flow hedges for the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,
	2018						2019						2020
	Hedging Instruments		Effective Portion		Ineffective Portion		Hedging Instruments		Effective Portion		Ineffective Portion		Hedging Instruments		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	(17)	￦	(19)	￦	2	￦	(39)	￦	(40)	￦	1	￦	(43)	￦	(37)	￦	(6)
Interest rate derivatives		(6)		(6)		—		(26)		(25)		(1)		(12)		(11)		(1)

Total	￦	(23)	￦	(25)	￦	2	￦	(65)	￦	(65)	￦	—	￦	(55)	￦	(48)	￦	(7)

The following table shows certain information related to financial instruments designated as net investment hedges in foreign operations for the years ended December 31, 2018, 2019 and 2020:

	Year Ended December 31,
	2018						2019						2020
	Hedging instruments		Effective Portion		Ineffective Portion		Hedging instruments		Effective Portion		Ineffective Portion		Hedging instruments		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives(1)	￦	(25)	￦	(25)	￦	—	￦	(13)	￦	(13)	￦	—	￦	89	￦	89	￦	—

Total	￦	(25)	￦	(25)	￦	—	￦	(13)	￦	(13)	￦	—	￦	89	￦	89	￦	—

(1)	Includes the gain (loss) on a non-derivative instrument designated as a hedging instrument.

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ￦7,791 billion in 2018, ￦8,092 billion in 2019 and ￦9,495 billion in 2020, a significant portion of which were public offerings of asset-backed securities.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2020, we had made call loans of ￦4,692 billion and borrowed call money of ￦1,180 billion, compared to ￦3,118 billion and ￦433 billion, respectively, as of December 31, 2019 and ￦4,064 billion and ￦1,081 billion, respectively, as of December 31, 2018.

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

In 2020, we generated investment banking revenues of ￦782 billion, consisting of ￦142 billion of interest income and ￦640 billion of non-interest income.

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

As of December 31, 2020, KB Securities operated a brokerage network consisting of 108 branches and sub-branches in Korea. In 2020, KB Securities generated commission income of ￦627 billion through its securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2018		2019		2020
	(in millions of US$)
Total foreign currency assets	US$	33,213	US$	36,927	US$	51,194
Foreign currency borrowings:
Borrowings		9,077		9,188		12,142
Debentures		4,228		4,626		5,627

Total borrowings	US$	13,305	US$	13,814	US$	17,769

The table below sets forth our overseas subsidiaries, branches and representative and liaison offices in operation as of December 31, 2020:

Business Unit(1)	Location
Subsidiaries(19)
Kookmin Bank Cambodia PLC (including seven branches)	Cambodia
Kookmin Bank (China) Ltd. (including five branches)	China
KB Microfinance Myanmar Co., Ltd. (including 20 branches)	Myanmar
Prasac Microfinance Institution Limited (including 182 branches)	Cambodia
PT Bank Bukopin TBK (including 434 branches)	Indonesia
KB Bank Myanmar Co., Ltd. (including one branch)	Myanmar
KBFG Securities America Inc.	United States
KB Securities Hong Kong Ltd.	Hong Kong
KB Securities Vietnam Joint Stock Company (including three branches)	Vietnam
KB FINA Joint Stock Company	Vietnam
LIG Insurance (China) Co., Ltd. (including one branch)	China
PT. Kookmin Best Insurance Indonesia (including two branches)	Indonesia
Leading Insurance Services, Inc.	United States
KB Daehan Specialized Bank PLC. (including one branch)	Cambodia
PT. KB Finansia Multi Finance (including 137 branches)	Indonesia
KB Asset Management Singapore Pte. Ltd.	Singapore
KBAM Shanghai Advisory Services Co., Ltd.	China
KB KOLAO Leasing Co., Ltd.	Laos
PT Sunindo Kookmin Best Finance	Indonesia
Branches(9)
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, London Branch	United Kingdom
Kookmin Bank, Ho Chi Minh City Branch	Vietnam
Kookmin Bank, Hanoi Branch	Vietnam
Kookmin Bank, Hong Kong Branch	Hong Kong
Kookmin Bank, Gurugram Branch	India
Kookmin Best Insurance Co., Ltd. U.S. Branch	United States
Representative and Liaison Offices(7)
Kookmin Bank, Yangon Representative Office	Myanmar
KB Securities Shanghai Representative Office	China
KB Insurance, Los Angeles Liaison Office	United States
KB Insurance, Hanoi Liaison Office	Vietnam
KB Insurance, Ho Chi Minh City Liaison Office	Vietnam
KB Kookmin Card, Yangon Representative Office	Myanmar
KB Asset Management, Ho Chi Minh City Representative Office	Vietnam

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 106 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 193 financial institutions and as fund administrator for 115 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2020, our fee income from our trustee and custodian services was ￦34.5 billion and revenue collected as a result of administration of the underlying investments was ￦15 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for both specified money trusts and unspecified money trusts. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of either the net asset value of the assets or the principal under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2020, our basic money trust fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 20 types of money trusts. The maturities of the money trusts we manage vary by the type of the trust. Approximately 3.5% of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.

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

As of December 31, 2020, the total balance of our money trusts was ￦52,590 billion (as calculated in accordance with Statement of Korea Accounting Standard No. 5004, Trust Accounts, and the Enforcement Regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act, which we refer to as an “SKAS basis”). As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest as well as trust accounts for which we guarantee only the repayment of the principal amount.

	As of December 31,
	2018		2019		2020
	(in billions of Won)
Principal and interest guaranteed trusts(1)	￦	0.1	￦	0.1	￦	0.1
Principal guaranteed trusts(1)		3,783		3,875		3,927
Performance trusts(1)(2)		43,629		45,190		48,663

Total	￦	47,412	￦	49,065	￦	52,590

(1)	Calculated on an SKAS basis.
(2)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 10.9% between December 31, 2018 and December 31, 2020. As of December 31, 2020, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2020, on an SKAS basis, our trust accounts had invested in securities in the aggregate amount of ￦20,850 billion, of which ￦15,570 billion was debt securities and derivative-linked securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities, derivative-linked securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2020, on an SKAS basis, our trust accounts had made loans in the principal amount of ￦195 billion (excluding loans from the trust accounts to our banking accounts of ￦2,593 billion), which accounted for 0.4% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2019, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On an SKAS basis, as of December 31, 2020, equity securities in our money trust accounts amounted to ￦5,280 billion, which accounted for 9.8% of our total money trust assets. Of this amount, ￦5,080 billion was from specified money trusts and ￦199 billion was from unspecified money trusts.

We continue to offer pension-type money trusts that provide a guarantee of the principal amount of the investment. On an SKAS basis, as of December 31, 2020, the balance of the money trusts for which we guaranteed the principal was ￦3,918 billion.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2018, 2019 and 2020, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On an SKAS basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ￦278 billion in 2018, ￦294 billion in 2019 and ￦216 billion in 2020.

Property Trust Management Services

We also offer property trust management services, where we manage non-monetary assets in return for a fee. Non-monetary assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2020, our basic property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. On an SKAS basis, as of December 31, 2020, the aggregate balance of our property trusts was ￦4,705 billion, compared to ￦5,846 billion as of December 31, 2019 and ￦3,506 billion as of December 31, 2018.

Under IFRS, the property trusts are not consolidated within our financial statements.

Investment Trust Management

Through KB Asset Management and KB Securities, we offer investment trust products to customers and manage the funds invested by them in investment trusts. As of December 31, 2020, KB Asset Management and KB Securities had an aggregate of ￦60,593 billion of investment trust assets under management.

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

The following table sets forth certain information regarding the operations of KB Insurance, on a standalone basis, as of the dates or for the periods indicated:

	As of or for the Year Ended December 31,
	2018		2019		2020
	(in billions of Won, except as otherwise indicated)
Total policies in force (in thousands)		15,191		16,110		17,525
Number of new policies sold (in thousands)		9,373		9,881		10,535
Gross direct written premiums(1)	￦	9,850	￦	10,273	￦	10,975
Long-term insurance		6,509		6,750		7,017
Automobile insurance		2,035		2,207		2,611
General property and casualty insurance		932		983		1,074
Other		375		333		273
Net earned premiums(2)	￦	8,944	￦	9,191	￦	9,577
Loss ratio(3)		84.06%		85.98%		85.50%
Risk-based capital adequacy ratio(4)		181.12%		182.44%		174.76%

(1)	The amount of direct written premiums recognized in a specified period in respect of policies in force during such period, on a standalone basis.
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

As of December 31, 2020, KB Insurance had W30,972 billion of general account investment assets on a standalone basis, of which domestic debt securities, loans, beneficiary certificates, domestic equity securities and overseas securities accounted for 41.4%, 23.1%, 18.0%, 0.2% and 10.3%, respectively.

Life Insurance

Through KB Life Insurance Co., Ltd. and Prudential Life Insurance, we offer a variety of individual and group life insurance products, including annuities, savings insurance, variable life insurance, whole life insurance and term life insurance as well as health insurance. We utilize our multi-channel distribution platforms to market these products, which includes sales through agencies, financial consultants, telemarketers and bancassurance arrangements with commercial banks and other financial institutions.

KB Life Insurance generated gross premiums (not including separate account premiums) of ￦877 billion in 2018, ￦887 billion in 2019 and ￦1,476 billion in 2020 on a standalone basis. As of December 31, 2020, KB Life Insurance had ￦8,250 billion of general account investment assets on a standalone basis, of which domestic debt securities, beneficiary certificates, loans, domestic equity securities and overseas securities accounted for 53.9%, 17.8%, 14.7%, 1.4% and 7.7%, respectively. As of such date, KB Life Insurance’s risk-based capital adequacy ratio was 188.43%.

In August 2020, we acquired all of the outstanding shares of Prudential Life Insurance, a provider of life insurance services in Korea, from Prudential Financial, Inc. for ￦2.3 trillion, as a result of which Prudential Life Insurance became a wholly-owned subsidiary. Prudential Life Insurance generated gross premiums (not including separate account premiums) of W451 billion in 2020 on a standalone basis (excluding such amount for the period before Prudential Life Insurance became our consolidated subsidiary). As of December 31, 2020, Prudential Life Insurance had W17,554 billion of general account investment assets on a standalone basis, of which domestic debt securities, beneficiary certificates, loans, domestic equity securities and overseas securities accounted for 86.1%, 0.4%, 4.3%, 1.6% and 5.0%, respectively. As of such date, Prudential Life Insurance’s risk-based capital adequacy ratio was 428.95%.

For further information regarding our insurance-related assets and liabilities, see Note 38 of the notes to our consolidated financial statements included elsewhere in this annual report.

Bancassurance

Through the bancassurance operations of Kookmin Bank, we offer insurance products of other institutions to retail customers in Korea. We currently market a wide range of bancassurance products and seek to generate additional fee-based revenues by expanding our offering of these products.

Currently, our bancassurance business has alliances with 22 life insurance companies (including our subsidiaries, KB Life Insurance and Prudential Life Insurance) and 11 non-life insurance companies (including our subsidiary, KB Insurance) and offers 102 different products through our branch network. These products are composed of 75 types of life insurance policies, such as annuities, savings insurance and variable life insurance, and 27 types of non-life insurance products. In 2020, our commission income from our bancassurance business amounted to ￦89.1 billion.

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

In February 2013, the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Land, Transport and Maritime Affairs) designated us as one of the managers of the National Housing and Urban Fund. In 2020, we received total fees of ￦35 billion for managing the National Housing and Urban Fund, compared to ￦32 billion in 2019 and ￦33 billion in 2018.

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

Distribution Channels

Banking Branch Network

As of December 31, 2020, Kookmin Bank operated a network of 972 branches and sub-branches in Korea, which was one of the largest branch networks among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 36.6% of our branches and sub-branches are located in Seoul, and approximately 21.7% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2020:

Area	Number of Branches	Percentage
Seoul	356	36.6%
Six largest cities (other than Seoul)	211	21.7
Other	405	41.7

Total	972	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2020, we had three branches that primarily handled large corporate banking.

In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2020, we had 5,785 ATMs.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The aggregate number of transactions conducted using our ATMs amounted to approximately 417 million in 2018, 372 million in 2019 and 295 million in 2020.

Other Banking Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions of the other banking channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2018	2019	2020
Internet banking:
Number of users(1)	23,281,390	24,165,164	25,313,463
Number of transactions (thousands)(2)	5,471,484	8,426,630	14,794,331
Phone banking:
Number of users(3)	5,046,634	5,063,703	5,073,346
Number of transactions (thousands)(2)	104,163	93,112	76,595
Smartphone banking:
Number of users(4)	14,645,787	15,501,894	16,681,329
Number of transactions (thousands)(2)	7,142,958	9,009,727	13,811,431

(1)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our Internet banking services.
(2)	Number of transactions includes balance and transaction inquiries, fund transfers and other transactions.
(3)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our phone banking services.
(4)	Number of users is defined as the total cumulative number of retail customers who have registered through our branch offices, or the customers’ smartphones, to use our smartphone banking services.

Internet Banking

Our goal is to consolidate our position as a market leader in online banking. Our Internet banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, pre-set automatic transfers, product inquiries, online bill and tax payments and foreign exchange services;

•	investment services, including opening deposit accounts and investing in funds;

•	processing of loan applications;

•	electronic certification services, which permit users to authenticate their identity and transactions on a confidential basis through digital signatures; and

•	wealth management and advisory services, including financial planning and real estate information services.

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

We also continue to develop innovative mobile applications that cater to specific customer needs and lifestyles. For example, we offer “Liiv,” a mobile banking platform designed to make routine transactions easier for our customers, including providing easy access to banking services without the additional electronic certification process, foreign currency exchange services with lower fees and functions that allow customers to easily split bills and transfer money. We also offer a range of other mobile applications, including “Liiv Talk Talk,” our mobile peer-to-peer payment and messaging application, “Liiv M,” our budget phone service that offers a hybrid of mobile banking and phone services, “Liiv Pay,” our overseas mobile payment service and “Liiv Real Estate,” our new cloud-based real estate application that provides various information on real properties. We provide our customers with a number of other useful tools, such as “KB Star Alerts,” which are free text messages that contain real-time account activity information as well as security alerts, and “KB My Money,” a mobile application that allows customers to manage a wide range of assets deposited with various financial institutions.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information.

Distribution Channels for Other Services

Through our non-banking subsidiaries, we operate a network of dedicated branches and other distribution channels through which our customers can access credit card, securities brokerage, insurance and consumer finance products and services. The following table sets forth information regarding the number and geographical distribution of the branches in Korea operated by KB Kookmin Card, KB Securities and KB Insurance as of December 31, 2020:

Area	KB Kookmin Card	KB Securities	KB Insurance
Seoul	7	41	56
Six largest cities (other than Seoul)	8	22	67
Other	11	45	133

Total	26	108	256

Our other non-banking subsidiaries also operate a number of branches in Seoul and other areas. We also provide credit card, securities brokerage, insurance and consumer finance services through dedicated call centers, smartphone applications and Internet websites operated by KB Kookmin Card, KB Securities, KB Insurance, Prudential Life Insurance, KB Life Insurance and KB Capital.

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

Furthermore, the introduction of Internet-only banks in Korea is expected to increase competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize cost and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K Bank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which Kookmin Bank held a 9.4% equity interest as of December 31, 2020, commenced operations in July 2017. In December 2019, Toss Bank obtained a preliminary business authorization to operate as an Internet-only bank from the Financial Services Commission and is expected to be granted final authorization by June 2021.

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

Moreover, the Korean financial industry is undergoing significant consolidation. The number of nationwide commercial banks in Korea has decreased from 16 as of December 31, 1997, to six as of December 31, 2020. A number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014, which established a new financial holding company, Woori Financial Group Inc., in January 2019. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in Tong Yang Life Insurance Co., Ltd. and Allianz Life Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. Furthermore, Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020. In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd., one of the largest securities companies in Korea in terms of capital. We expect that consolidation in the Korean financial industry will continue. The financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions.

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

Our mainframe-based banking and credit card IT systems are designed to ensure continuity of services even where there is a failure of the host data center due to a natural disaster or other accidents by utilizing backup systems in disaster recovery data centers. In addition, through the implementation of Parallel Sysplex, a “multi-CPU system,” our bank and credit card systems are designed and operated to be able to process transactions without material interruption in the event of CPU failure. From 2019 to 2020, we implemented a next-generation credit card IT system that applies an enhanced platform to ensure greater flexibility and versatility, as well as a banking IT system designed to promote digital transformation and innovation in our IT infrastructure. We also launched a new disaster recovery system to ensure continuity of operations. In addition, we implemented new technologies, including Multi Channel Integration and Enterprise Application Integration systems, to standardize our IT system and better manage IT system operational risk.

The integrity of our IT systems, and their ability to withstand potential catastrophic events (such as natural calamities and internal system failures), are crucial to our continuing operations. We currently test our disaster recovery systems on a quarterly basis. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Operational Risk Management.”

In 2020, we spent approximately ￦909 billion for our IT system implementation and operations, including expenses related to the construction of new IT systems, implementation of hardware and software technologies and other new systems, as well as related labor costs.

As of December 31, 2020, we employed a total of 1,845 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our operations and our assets and liabilities. Except as otherwise indicated, amounts as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 are presented on a consolidated basis under IFRS.

Loan Portfolio

As of December 31, 2020, our total loan portfolio was ￦380,450 billion compared to ￦342,092 billion as of December 31, 2019 and ￦321,811 billion as of December 31, 2018. As of December 31, 2020, 92.6% of our total loans were Won-denominated loans compared to 94.7% as of December 31, 2019 and 95.3% as of December 31, 2018.

Loan Types

The following table presents loans by type as of the dates indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2016		2017		2018		2019		2020
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	86,065	￦	97,379	￦	106,015	￦	112,487	￦	124,457
Large corporate(1)		30,206		30,002		34,686		36,665		35,657
Retail
Mortgage and home equity		93,327		97,253		102,607		106,711		114,144
Other consumer		41,629		48,897		56,200		59,596		68,293
Credit cards		13,530		15,205		17,354		18,648		18,737

Total domestic		264,757		288,736		316,862		334,107		361,288
Foreign		3,007		3,497		4,949		7,985		19,162

Total gross loans	￦	267,764	￦	292,233	￦	321,811	￦	342,092	￦	380,450

(1)

Large corporate loans include ￦285 billion, ￦222 billion, ￦570 billion, ￦622 billion and ￦1,149 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

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

20 Largest Exposures by Borrower

As of December 31, 2020, our 20 largest exposures totaled ￦23,190 billion and accounted for 4.2% of our total exposures. The following table sets forth, as of December 31, 2020, our total exposures to these top 20 borrowers or issuers:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Company(1)	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
The Korea Securities Finance Corporation	￦	—	￦	—	￦	30	￦	4,800	￦	—	￦	4,830	￦	—
KEB Hana Bank		647		40		—		1,318		—		2,005		—
Shinhan Bank		116		—		9		1,707		—		1,832		—
Mirae Asset Daewoo Co., Ltd.		920		—		—		328		—		1,248		—
Woori Bank		199		—		15		1,016		—		1,230		—
NongHyup Bank		127		29		11		930		—		1,097		—
Samsung Securities Co., Ltd		860		109		—		35		—		1,004		—
LG Display Co., Ltd.		170		348		—		5		435		958		—
KakaoBank Corp.		—		—		952		—		—		952		—
Meritz Securities Co., Ltd.		614		250		—		41		—		905		—
POSCO		4		—		435		462		—		901		—
Hyundai Steel Co., Ltd.		119		513		—		122		139		893		—
Shinhan Card Co. Ltd.		50		—		—		824		—		874		—
Hyundai Motor Company		—		680		—		40		47		767		—
Hyundai Heavy Industries Co., Ltd.		100		59		—		101		451		711		—
Hyundai Capital Services Inc.		340		17		—		341		—		698		—
Shinhan Capital Co., Ltd.		—		—		—		608		—		608		—
Kia Corporation		300		211		—		52		—		563		—
Standard Chartered Bank Korea Limited		330		—		—		230		—		560		—
Lotte International Co., Ltd.		—		—		—		10		544		554		—

Total	￦	4,896	￦	2,256	￦	1,452	￦	12,970	￦	1,616	￦	23,190	￦	—

(1)

Excludes exposures to government-owned or -controlled enterprises or financial institutions, including Bank of Korea, Korea Housing Finance Corporation, Industrial Bank of Korea, Korea National Railway and the Korea Development Bank.

As of December 31, 2020, nine of these top 20 borrowers or issuers were companies belonging to the 28 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures.

Exposure to Chaebols

As of December 31, 2020, 4.9% of our total exposure was to the 28 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. The following table shows, as of December 31, 2020, our total exposures to the ten chaebol groups to which we have the largest exposure:

	Loans								Guarantees and Acceptances				Amounts Classified as Impaired Loans
Chaebol	Won Currency		Foreign Currency		Equity Securities		Debt Securities				Total Exposures
	(in billions of Won)
Hyundai Motor(1)	￦	840	￦	1,853	￦	61	￦	861	￦	626	￦	4,241	￦	—
Samsung(2)		1,165		1,071		341		561		862		4,000		—
SK(3)		1,101		639		219		1,239		178		3,376		—
LG(4)		567		365		15		717		552		2,216		—
Lotte(5)		483		416		19		684		710		2,311		—
Hanwha(6)		677		343		68		277		199		1,564		—
Hyundai Heavy Industries(7)		306		167		73		199		1,000		1,745		—
Daewoo Shipbuilding & Marine Engineering(8)		27		37		30		7		46		146		—
POSCO(9)		180		64		468		513		255		1,480		—
GS(10)		318		55		1		443		56		873		—

Total	￦	5,664	￦	5,010	￦	1,295	￦	5,501	￦	4,484	￦	21,952	￦	—

(1)	Includes principally Hyundai Motor, Hyundai Steel Company and Hyundai Capital Services Inc.
(2)	Includes principally Samsung Securities Co., Ltd., Samsung Heavy Industries Co., Ltd. and Samsung Electronics Co., Ltd.
(3)	Includes principally SK Holdings Co., Ltd., SK Networks Co., Ltd. and SK Hynix Inc.
(4)	Includes principally LG Display Co., Ltd., LG Electronics Inc. and LG Chem Ltd.
(5)	Includes principally Lotte Property & Development Co., Ltd., Lotte Rental Co., Ltd. and Lotte Corporation.
(6)	Includes principally Hanwha Asset Management Co., Ltd., Hanwha Solution Corporation and Hanwha Aerospace Co., Ltd.
(7)	Includes principally Hyundai Heavy Industries Co., Ltd., Hyundai Samho Heavy Industries Co., Ltd. and Hyundai Mipo Dockyard Co., Ltd.
(8)	Includes principally Daewoo Shipbuilding & Marine Engineering Co., Ltd., Shinhan Heavy Industries Co., Ltd., Samwoo Heavy Industries Co., Ltd.
(9)	Includes principally POSCO, POSCO International Corporation and POSCO Energy Co., Ltd.
(10)	Includes principally GS Caltex Corporation, GS Donghae Electric Power Co., Ltd. and GS Pocheon Green Energy Corporation.

Loan Concentration by Industry

The following table presents the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018			2019			2020
Industry	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Services	￦	61,303	42.2%	￦	65,192	41.6%	￦	75,932	43.2%
Manufacturing		42,267	29.1		42,901	27.4		45,637	25.9
Wholesale and retail		16,683	11.5		18,539	11.8		23,099	13.1
Financial institutions		13,494	9.3		16,148	10.3		15,834	9.0
Construction		3,277	2.2		3,645	2.4		4,370	2.5
Public sector		864	0.6		1,251	0.8		1,660	0.9
Others		7,491	5.1		8,978	5.7		9,420	5.4

Total	￦	145,379	100.0%	￦	156,654	100.0%	￦	175,952	100.0%

The COVID-19 pandemic has heavily impacted certain industries, including those in the services sector such as transportation, food and beverage, hotel, leisure and shipping, and those in the manufacturing sector such as automobile transportation equipment manufacturing, automotive component manufacturing, electronic component manufacturing, telecommunications and shipbuilding. There have also been initiatives to suspend the principal and interest payment obligations of certain borrowers for an extended period of time due to COVID-19. See “Item 3.D. Risk Factors—Other risks relating to our business—The ongoing global pandemic of COVID-19 and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” The following table presents our exposure and additional provisions recognized for certain industries most impacted by COVID-19, as well as our exposure and additional provisions recognized as of December 31, 2020 in connection with our initiatives to suspend the payment obligations of certain of our borrowers.

	As of December 31, 2020
	Industry sectors affected by COVID-19(1)				Suspension of principal and interest payment
	Exposure		Additional provisions		Exposure		Additional provisions
	(in billions of Won)
Loans	￦	111,137	￦	57	￦	8,804	￦	6
Acceptances and guarantees, and unused loan commitments	￦	33,866	￦	35	￦	597	￦	1
Total	￦	145,003	￦	92	￦	8,681	￦	7

(1)

Includes service industries (e.g., transportation, food and beverage, hotel, leisure and shipping) and manufacturing industries (e.g., automobile transportation equipment, automotive components, petrochemical, electronic components, telecommunications and shipbuilding).

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2020. The amounts disclosed are before deduction of allowances for loan losses:

	1 Year or Less		Over 1 Year But Not More Than 5 Years		Over 5 Years		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	84,244	￦	34,207	￦	6,006	￦	124,457
Large corporate		21,651		10,656		3,350		35,657

Total corporate		105,895		44,863		9,356		160,114
Retail
Mortgage and home equity		13,530		20,344		80,270		114,144
Other consumer		41,326		17,579		9,388		68,293

Total retail		54,856		37,923		89,658		182,437
Credit cards		15,365		2,948		424		18,737

Total domestic		176,116		85,734		99,438		361,288
Foreign:		6,274		7,342		5,546		19,162

Total gross loans	￦	182,390	￦	93,076	￦	104,984	￦	380,450

Interest Rate Sensitivity

The following table shows, as of December 31, 2020, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	As of December 31, 2020
	(in billions of Won)
Fixed rate(1)	￦	64,345
Variable or adjustable rates(2)		133,715

Total gross loans	￦	198,060

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2020, ￦285 billion or 0.1% of our total loans were in workout, restructuring or rehabilitation. This included ￦46 billion of loans to large corporate borrowers and ￦239 billion of loans to small- and medium-sized enterprises.

The following table shows, as of December 31, 2020, our ten largest credit exposures that were in workout, restructuring or rehabilitation:

	Loans						Guarantees and Acceptances				Amounts Classified as Impaired Loans
Company	Won Currency		Foreign Currency		Equity Securities				Total Exposures
	(in billions of Won)
Orient Shipyard Co., Ltd.	￦	49	￦	2	￦	—	￦	—	￦	51	￦	51
Dong Il Construction Co., Ltd.		40		—		—		—		40		40
Trans-Pacific Resources Co., Ltd.		—		11		—		2		13		11
Ubcell Co., Ltd.		13		—		—		—		13		13
Donghwa IND Co., Ltd.		10		—		—		—		10		10
Woojeon Co., Ltd.		—		9		—		—		9		9
Yonghyun Co., Ltd.		8		—		—		—		8		—
JNE Co., Ltd.		7		—		—		—		7		—
Taebang Patec Co., Ltd.		6		—		—		—		6		6
Sycnc Co., Ltd.		6		—		—		—		6		—

Total	￦	139	￦	22	￦	—	￦	2	￦	163	￦	140

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated:

As of December 31,	Normal Amount		%	Amount Past Due 1-3 Months		%	Amount Past Due 3-6 Months		%	Amount Past Due 6 Months or More		%	Total Amount
	(in billions of Won, except percentages)
2016	￦	266,381	99.5%	￦	460	0.2%	￦	295	0.1%	￦	628	0.2%	￦	267,764
2017		291,074	99.6		401	0.1		267	0.1		491	0.2		292,233
2018		320,628	99.7		458	0.1		366	0.1		359	0.1		321,811
2019		340,894	99.7		442	0.1		369	0.1		387	0.1		342,092
2020		378,638	99.5		704	0.2		412	0.1		696	0.2		380,450

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

	Year Ended December 31,
	2016		2017		2018		2019		2020
	(in billions of Won)
Gross interest income that would have been recorded	￦	195	￦	198	￦	154	￦	152	￦	173
Interest income included in profit for the year	￦	129	￦	135	￦	82	￦	75	￦	74

The following table shows, as of the dates indicated, the amount of loans that were placed on a non-accrual basis and accruing loans which were past due 90 days or more. The category “accruing but past due 90 days” includes loans which are still accruing interest but on which principal or interest payments are contractually past due 90 days or more.

	As of December 31,
	2016		2017		2018		2019		2020
	(in billions of Won)
Loans accounted for on a non-accrual basis
Corporate	￦	1,403	￦	1,108	￦	906	￦	640	￦	997
Retail and credit cards		766		759		873		976		918

Sub-total		2,169		1,867		1,779		1,616		1,915

Accruing loans which are contractually past due 90 days or more as to principal or interest
Corporate		27		66		84		47		49
Retail and credit cards		79		33		64		34		40

Sub-total		106		99		148		81		89

Total	￦	2,275	￦	1,966	￦	1,927	￦	1,697	￦	2,004

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

	As of December 31,
	2016		2017		2018		2019		2020
	(in billions of Won)
Loans classified as “troubled debt restructurings”	￦	168	￦	170	￦	133	￦	154	￦	132

For 2020, interest income that would have been recorded under the original contract terms of restructured loans amounted to ￦14 billion, out of which ￦9 billion was reflected as interest income during 2020.

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

As of December 31, 2020, we had ￦2,224 billion of potential problem loans.

Other Problematic Interest-Earning Assets

We have certain other interest-earning assets received in connection with troubled debt restructurings that, if they were loans, would be required to be disclosed as part of the non-accrual, past due or restructuring or potential problem loan disclosures provided above. As of December 31, 2016, 2017, 2018, 2019 and 2020, we did not have any debt securities received in connection with troubled debt restructurings on which interest was past due.

Non-Performing Loans

Non-performing loans are defined as loans that are past due by 90 days or more. These loans are generally classified as “substandard” or below. For further information on the classification of non-performing loans under Korean regulatory requirements, see “—Regulatory Reserve for Credit Losses” below.

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2016		2017		2018		2019		2020
	(in billions of Won, except percentages)
Total non-performing loans	￦	923	￦	758	￦	725	￦	756	￦	1,108
As a percentage of total loans		0.3%		0.3%		0.2%		0.2%		0.3%

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2016			2017			2018			2019			2020
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	302	32.7%	￦	178	23.5%	￦	267	36.8%	￦	204	27.0%	￦	162	14.6%
Large corporate		247	26.8		209	27.6		17	2.3		37	4.9		41	3.7

Total corporate		549	59.5		387	51.1		284	39.1		241	31.9		203	18.3
Retail
Mortgage and home equity		124	13.4		110	14.5		134	18.5		183	24.2		136	12.3
Other consumer		148	16.0		142	18.7		170	23.5		193	25.5		170	15.3

Total retail		272	29.4		252	33.2		304	42.0		376	49.7		306	27.6
Credit cards		81	8.8		100	13.2		119	16.4		123	16.3		104	9.4

Total domestic		902	97.7		739	97.5		707	97.5		740	97.9		613	55.3
Foreign:		21	2.3		19	2.5		18	2.5		16	2.1		495	44.7

Total non-performing loans	￦	923	100.0%	￦	758	100.0%	￦	725	100.0%	￦	756	100.0%	￦	1,108	100.0%

Top 20 Non-Performing Loans

As of December 31, 2020, our 20 largest non-performing loans accounted for 8.2% of our total non-performing loan portfolio. The following table shows, as of December 31, 2020, certain information regarding our 20 largest non-performing loans:

	Industry	Gross Principal Outstanding		Allowances for Loan Losses(1)
	(in billions of Won)
Borrower A	Construction	￦	23	￦	23
Borrower B	Manufacturing		17		7
Borrower C	Services		5		5
Borrower D	Manufacturing		4		4
Borrower E	Manufacturing		4		—
Borrower F	Manufacturing		4		4
Borrower G	Services		4		—
Borrower H	Services		3		—
Borrower I	Services		3		—
Borrower J	Services		3		1
Borrower K	Services		3		3
Borrower L	Services		2		—
Borrower M	Services		2		—
Borrower N	Others		2		—
Borrower O	Construction		2		—
Borrower P	Services		2		2
Borrower Q	Manufacturing		2		1
Borrower R	Financial institutions		2		2
Borrower S	Manufacturing		2		1
Borrower T	Financial institutions		2		2

Total		￦	91	￦	55

(1)	If the estimated recovery value of collateral for a non-performing loan is sufficient compared to the outstanding loan balance, we record no allowances for loan losses for such non-performing loan.

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

In addition, we use the services of our wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd., which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (28 days on average in the case of credit card loans). KB Credit Information has approximately 130 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged-off loans that are recovered. In 2018, 2019 and 2020, the amount recovered was ￦324 billion, ￦325 billion and ￦302 billion, respectively.

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

	As of December 31,
	2016			2017			2018(1)			2019(1)			2020(1)
	Amount		%	Amount		%	Amount		%	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	644	28.3%	￦	522	24.7%	￦	618	23.7%	￦	546	22.7%	￦	620	18.9%
Large corporate		696	30.6		666	31.6		608	23.3		378	15.7		319	9.7

Total corporate		1,340	58.9		1,188	56.3		1,226	47.0		924	38.4		939	28.6
Retail
Mortgage and home equity		29	1.3		24	1.2		39	1.5		46	1.9		58	1.8
Other consumer		452	19.8		404	19.2		602	23.1		663	27.5		755	23.0

Total retail		481	21.1		428	20.4		641	24.6		709	29.4		813	24.8
Credit cards		414	18.1		449	21.2		711	27.2		740	30.7		698	21.3

Total domestic		2,235	98.1		2,065	97.9		2,578	98.8		2,373	98.5		2,450	74.7
Foreign:(2)		43	1.9		45	2.1		31	1.2		35	1.5		833	25.3

Total allowances for loan losses	￦	2,278	100.0%	￦	2,110	100.0%	￦	2,609	100.0%	￦	2,408	100.0%	￦	3,283	100.0%

(1)	Figures as of December 31, 2018, 2019 and 2020 reflect the application of IFRS 9 and therefore may not be directly comparable to corresponding figures for prior years.
(2)	Consists primarily of loans to corporations.

The following tables analyze our allowances for loan losses and loan loss experience for each of the years indicated:

	Year Ended December 31,
	2016		2017
	(in billions of Won, except percentages)
Balance at the beginning of the period	￦	2,582	￦	2,278
Amounts charged against income		579		583
Sale		(78)		(66)
Gross charge-offs:
Domestic:
Corporate
Small- and medium-sized enterprise		467		308
Large corporate		278		87
Retail
Mortgage and home equity		7		7
Other consumer		288		335
Credit cards		357		400
Foreign:		2		—

Total gross charge-offs		(1,399)		(1,137)

Recoveries:
Domestic:
Corporate
Small-and medium-sized enterprise		214		280
Large corporate		1		—
Retail
Mortgage and home equity		43		30
Other consumer		124		116
Credit cards		133		133
Foreign:		—		—

Total recoveries		515		559

Net charge-offs		(884)		(578)
Other charges(1)		79		(107)

Balance at the end of the period	￦	2,278	￦	2,110

Ratio of net charge-offs during the period to average loans outstanding during the period		0.3%		0.2%

	As of December 31, 2018
	Financial instruments applying 12-month expected credit losses		Financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
	(in billions of Won, except percentages)
Balance at the beginning of the period(2)	￦	612	￦	732	￦	1,265	￦	2,609
Amounts charged against income		(2)		185		469		652
Sale		(2)		(2)		(16)		(20)
Stage transference:
Transfer to 12-month expected credit losses		190		(187)		(3)		—
Transfer to lifetime expected credit losses (non-impaired)		(159)		187		(28)		—
Transfer to lifetime expected credit losses (impaired)		(7)		(92)		99		—
Gross charge-offs:
Domestic:
Corporate
Small- and medium-sized enterprise		—		—		35		35
Large corporate		—		—		198		198
Retail
Mortgage and home equity		—		—		5		5
Other consumer		—		—		376		376
Credit cards		—		—		465		465
Foreign:		—		—		—		—

Total gross charge-offs		—		—		(1,079)		(1,079)

Recoveries:
Domestic:
Corporate
Small-and medium-sized enterprise		—		—		36		36
Large corporate		—		—		135		135
Retail
Mortgage and home equity		—		—		10		10
Other consumer		—		—		115		115
Credit cards		—		—		133		133
Foreign:		—		—		—		—

Total recoveries		—		—		429		429

Net charge-offs		—		—		(650)		(650)
Other charges		—		1		17		18

Balance at the end of the period	￦	632	￦	824	￦	1,153	￦	2,609

Ratio of net charge-offs during the period to average loans outstanding during the period								0.2%

	As of December 31, 2019
	Financial instruments applying 12-month expected credit losses		Financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
	(in billions of Won, except percentages)
Balance at the beginning of the period	￦	632	￦	824	￦	1,153	￦	2,609
Amounts charged against income		19		(1)		640		658
Sale		—		—		(10)		(10)
Stage transference:
Transfer to 12-month expected credit losses		280		(265)		(15)		—
Transfer to lifetime expected credit losses (non-impaired)		(222)		326		(105)		(1)
Transfer to lifetime expected credit losses (impaired)		(6)		(106)		112		—
Gross charge-offs:
Domestic:
Corporate
Small- and medium-sized enterprise		—		—		18		18
Large corporate		—		—		221		221
Retail
Mortgage and home equity		—		—		4		4
Other consumer		—		—		439		439
Credit cards		—		—		506		506
Foreign:		—		—		1		1

Total gross charge-offs		—		—		(1,189)		(1,189)

Recoveries:
Domestic:
Corporate
Small-and medium-sized enterprise		—		—		59		59
Large corporate		—		—		73		73
Retail
Mortgage and home equity		—		—		2		2
Other consumer		—		—		120		120
Credit cards		—		—		136		136
Foreign:		—		—		—		—

Total recoveries		—		—		390		390

Net charge-offs		—		—		(799)		(799)
Other charges		—		3		(52)		(49)

Balance at the end of the period	￦	703	￦	781	￦	924	￦	2,408

Ratio of net charge-offs during the period to average loans outstanding during the period								0.2%

	As of December 31, 2020
	Financial instruments applying 12-month expected credit losses		Financial instruments applying lifetime expected credit losses				Total
			Non-impaired		Impaired
	(in billions of Won, except percentages)
Balance at the beginning of the period	￦	703	￦	781	￦	924	￦	2,408
Amounts charged against income		16		198		707		921
Sale		(2)		—		(22)		(24)
Stage transference:
Transfer to 12-month expected credit losses		292		(281)		(11)		—
Transfer to lifetime expected credit losses (non-impaired)		(172)		354		(182)		—
Transfer to lifetime expected credit losses (impaired)		(9)		(193)		202		—
Gross charge-offs:
Domestic:
Corporate
Small- and medium-sized enterprise		—		—		14		14
Large corporate		—		—		188		188
Retail
Mortgage and home equity		—		—		8		8
Other consumer		—		—		453		453
Credit cards		—		—		501		501
Foreign:		—		1		120		121

Total gross charge-offs		—		(1)		(1,284)		(1,285)

Recoveries:
Domestic:
Corporate
Small-and medium-sized enterprise		4		—		19		23
Large corporate		—		—		86		86
Retail
Mortgage and home equity		—		—		11		11
Other consumer		—		—		124		124
Credit cards		—		—		134		134

Foreign:		—		—		—		—

Total recoveries		4		—		374		378

Net charge-offs		4		(1)		(910)		(907)
Other charges		145		27		712		884

Balance at the end of the period	￦	977	￦	885	￦	1,420	￦	3,282

Ratio of net charge-offs during the period to average loans outstanding during the period								0.2%

(1)

The amount for 2016 reflects an increase in allowances for loan losses of ￦136 billion attributable to the addition of KB Securities as a consolidated subsidiary in October 2016. The amount for 2017 reflects an increase in allowance for loan losses of ￦60 billion attributable to the addition of KB Insurance as a consolidated subsidiary in May 2017.

(2)	Reflects the transition impact of ￦(543) billion for our allowance for loan losses resulting from the application of IFRS 9.

Regulatory Reserve for Credit Losses

If our allowances for credit losses are deemed insufficient for regulatory purposes, we are required to compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within our retained earnings. Regulatory reserve for credit losses are not available for distribution to shareholders as dividends. The level of regulatory reserve for credit losses required to be recorded is equal to the amount by which our allowances for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel III and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on standards prescribed by the Financial Services Commission. As of December 31, 2020, our regulatory reserve for credit losses was ￦3,587 billion.

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

Procedure for Charge-off Approval

In order to charge off corporate loans, an application for a charge-off must be submitted to Kookmin Bank’s Credit Management Department promptly after the corporate loan is classified as estimated loss or deemed uncollectible. The Credit Management Department refers the charge-off application to Kookmin Bank’s Channel Audit Department for their review to ensure compliance with our internal procedures for charge-offs. Then, the Credit Management Department, after reviewing the application to confirm that it meets relevant requirements, seeks an approval from the Financial Supervisory Service for our charge-offs, which is typically granted. Once we receive approval from the Financial Supervisory Service, we must also obtain approval from our senior management to charge off those loans.

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

Our investments in securities are also subject to a number of guidelines, including limitations prescribed under the Financial Holding Company Act and the Bank Act. Under these regulations, a bank holding company may not own (i) more than 5% of the total issued and outstanding shares of another finance-related company, (ii) any shares of its affiliates, other than its direct or indirect subsidiaries or (iii) any shares of a non-finance-related company. In addition, Kookmin Bank must limit its investments in equity securities and debt securities with a redemption period of over three years (other than government bonds, the Monetary Stabilization Bonds issued by the Bank of Korea, among others) to 100.0% of its total Tier I and Tier II capital amount (less any capital deductions). Generally, Kookmin Bank is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation subject to certain exceptions. Pursuant to the Bank Act, a bank and its trust accounts are prohibited from acquiring the shares of a major shareholder (for the definition of “major shareholder,” see “—Supervision and Regulation—Principal Regulations Applicable to Banks—Financial Exposure to Any Individual Customer and Major Shareholder”) of that bank in excess of an amount equal to 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions). Further information on the regulatory environment governing our investment activities is set out in “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Liquidity,” “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Restrictions on Shareholdings in Other Companies,” “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity” and “—Supervision and Regulation—Principal Regulations Applicable to Banks—Restrictions on Shareholdings in Other Companies.”

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

Carrying Amount and Market Value

The following tables set out the carrying amount and market value of securities in our securities portfolio as of the dates indicated:

	As of December 31,
	2018				2019				2020
	Carrying Amount		Market Value		Carrying Amount		Market Value		Carrying Amount		Market Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Equity securities
Stocks	￦	2,262	￦	2,262	￦	2,378	￦	2,378	￦	2,852	￦	2,852
Equity investments		39		39		41		41		38		38
Other equity securities		69		69		85		85		185		185
Debt securities
Korean treasury securities and government agency securities		3,475		3,475		9,502		9,502		14,735		14,735
Debt securities issued by financial institutions		20,108		20,108		20,913		20,913		23,194		23,194
Corporate debt securities		10,541		10,541		12,290		12,290		18,721		18,721
Asset-backed securities		1,100		1,100		832		832		1,796		1,796
Others		20		20		20		20		10		10

Total financial assets at fair value through other comprehensive income		37,614		37,614		46,061		46,061		61,531		61,531

Financial assets at amortized cost:
Debt securities
Korean treasury securities and government agency securities		5,090		5,452		5,396		6,046		17,193		17,702
Debt securities issued by financial institutions		6,847		6,797		8,157		8,183		5,679		5,711
Corporate debt securities		6,943		7,093		7,537		8,041		8,182		8,741
Asset-backed securities		4,783		4,817		4,258		4,303		5,789		5,841
Others		—		—		—		—		30		30

Total financial assets at amortized cost		23,663		24,159		25,348		26,573		36,873		38,025

Financial assets at fair value through profit or loss(1)
Equity securities
Stocks		1,094		1,094		1,716		1,716		1,633		1,633
Other equity securities		193		193		388		388		460		460
Debt securities
Korean treasury securities and government agency securities		7,923		7,923		6,569		6,569		9,315		9,315
Debt securities issued by financial institutions		14,978		14,978		16,360		16,360		17,897		17,897
Corporate debt securities		4,101		4,101		3,218		3,218		3,998		3,998
Asset-backed securities		84		84		125		125		236		236
Puttable instruments (investment funds, etc.)		10,252		10,252		12,375		12,375		14,201		14,201
Derivative linked securities		3,517		3,517		3,624		3,624		2,219		2,219
Others		7,430		7,430		8,449		8,449		10,549		10,549
Others		79		79		80		80		90		90

Total financial assets at fair value through profit or loss		49,651		49,651		52,904		52,904		60,598		60,598

Total securities	￦	110,928	￦	111,424	￦	124,313	￦	125,538	￦	159,002	￦	160,154

(1)

Effective as of January 1, 2018, financial assets designated at fair value through profit or loss have been reclassified as financial assets at fair value through profit or loss, without the option for designation of fair value, pursuant to the application of IFRS 9.

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2020:

	Within 1 Year		Weighted Average Yield(1)	Over 1 But within 5 Years		Weighted Average Yield(1)	Over 5 But within 10 Years		Weighted Average Yield(1)	Over 10 Years		Weighted Average Yield(1)	Total		Weighted Average Yield(1)
	(in billions of Won, except percentages)
Financial assets at fair value through other comprehensive income:
Korean treasury securities and government agencies	￦	520	2.02%	￦	5,527	1.52%	￦	1,341	3.40%	￦	7,347	2.09%	￦	14,735	2.00%
Debt securities issued by financial institutions		7,881	1.63		14,850	1.36		340	2.83		123	3.49		23,194	1.49
Corporate debt securities		3,213	2.38		11,777	1.98		1,943	2.99		1,788	3.13		18,721	2.27
Asset-backed securities		391	1.46		1,308	1.57		32	2.75		65	1.12		1,796	1.55
Others		10	2.30		—	—		—	—		—	—		10	2.30

Total	￦	12,015	1.85%	￦	33,462	1.62%	￦	3,656	3.12%	￦	9,323	2.30%	￦	58,456	1.87%

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	436	1.64%	￦	2,158	2.23%	￦	5,570	3.93%	￦	9,029	2.12%	￦	17,193	2.71%
Debt securities issued by financial institutions		3,877	1.19		1,152	2.66		122	6.55		528	6.08		5,679	2.06
Corporate debt securities		805	2.65		1,588	2.52		1,941	2.07		3,848	2.91		8,182	2.61
Asset-backed securities		571	1.59		3,071	1.96		1,932	1.81		215	2.11		5,789	1.88

Total	￦	5,689	1.47%	￦	7,969	2.25%	￦	9,565	3.16%	￦	13,620	2.50%	￦	36,843	2.46%

Financial assets at fair value through profit or loss:(2)
Korean treasury securities and government agency securities	￦	1,346	2.98%	￦	4,547	1.54%	￦	2,082	1.67%	￦	1,340	2.13%	￦	9,315	1.86%
Debt securities issued by financial institutions		11,637	1.57		5,458	1.77		345	2.36		457	1.17		17,897	1.63
Corporate debt securities		1,430	2.37		1,965	2.47		432	2.77		103	3.77		3,930	2.50
Asset-backed securities		81	1.55		130	1.21		—	—		25	2.18		236	1.43
Others		3,688	1.37		540	1.72		16	3.61		71	2.62		4,315	1.44

Total	￦	18,182	1.69%	￦	12,640	1.79%	￦	2,875	1.93%	￦	1,996	2.02%	￦	35,693	1.76%

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

Concentrations of Risk

As of December 31, 2020, we held the following securities of individual issuers where the aggregate carrying amount of those securities exceeded 10% of our stockholders’ equity at such date. As of December 31, 2020, our stockholders’ equity was ￦42,504 billion.

	Carrying Amount		Market Value
	(in billions of Won)
Name of Issuer:
The Korean government	￦	39,690	￦	40,165
The Korea Development Bank		10,728		10,737
Korea Housing Finance Corporation		9,574		9,638
Bank of Korea		8,443		8,444
Industrial Bank of Korea		6,291		6,299
Korea Securities Finance Corporation		4,901		4,901

Total	￦	79,627	￦	80,184

Korea Housing Finance Corporation is owned by the Korean government and the Bank of Korea. The Bank of Korea and Industrial Bank of Korea are controlled by the Korean government, whereas the Korea Development Bank is wholly-owned by the Korean government.

Funding

We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits. In addition, we acquire funding through long-term borrowings (comprising debentures and borrowings), short-term borrowings, including borrowings from the Bank of Korea, and call money.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and time deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 76.2% of total funding as of December 31, 2018, 77.5% of total funding as of December 31, 2019 and 75.0% of total funding as of December 31, 2020.

Our borrowings consist of issuances of debentures and borrowings from financial institutions, the Korean government and government-affiliated funds. The majority of our borrowings is long-term, with maturities ranging from one year to 30 years.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding.

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2018			2019			2020
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	￦	4,059	—	￦	3,942	—	￦	4,533	—
Interest bearing		117,267	0.30%		122,519	0.30%		149,141	0.18%
Time deposits		141,021	1.87		155,762	1.94		166,275	1.56
Certificates of deposit		3,045	1.90		4,781	1.95		3,636	1.38

Average total deposits	￦	265,392	1.16%	￦	287,004	1.23%	￦	323,585	0.91%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.

For a description of our retail deposit products, see “—Business—Retail Banking—Deposit-Taking Activities.”

Time Deposits and Certificates of Deposit

The following table presents the remaining maturities of our time deposits and certificates of deposit which had a fixed maturity in excess of ￦100 million as of December 31, 2020:

	Time Deposits		Certificates of Deposit		Total
	(in billions of Won)
Maturing within three months	￦	30,297	￦	518	￦	30,815
After three but within six months		20,806		510		21,316
After six but within 12 months		40,580		1,424		42,004
After 12 months		3,054		—		3,054

Total	￦	94,737	￦	2,452	￦	97,189

Long-term borrowings

The aggregate amount of contractual maturities of all long-term borrowings (comprising debentures and borrowings) as of December 31, 2020 was as follows:

	As of December 31, 2020
	(in billions of Won)
Due in 2021	￦	18,764
Due in 2022		16,525
Due in 2023		12,434
Due in 2024		7,244
Due in 2025		5,203
Thereafter		6,726

Gross long-term borrowings		66,896
Fair value adjustments		63
Deferred financing costs		—
Discount		(69)

Total long-term borrowings, net	￦	66,890

Short-term borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated:

	As of and for the Year Ended December 31,
	2018		2019		2020
	(in billions of Won, except percentages)
Call money:
Year-end balance	￦	1,081	￦	433	￦	1,180
Average balance(1)		2,189		1,419		2,594
Maximum balance(2)		3,421		3,541		3,363
Average interest rate(3)		1.81%		1.84%		0.77%
Year-end interest rate		1.20-2.20%		1.41-4.30%		0.48-4.30%
Borrowings from the Bank of Korea:(4)
Year-end balance	￦	1,673	￦	2,650	￦	6,463
Average balance(1)		1,766		2,002		4,488
Maximum balance(2)		1,868		2,650		6,463
Average interest rate(3)		0.70%		0.66%		0.30%
Year-end interest rate		0.50-0.75%		0.50-0.75%		0.25%
Other short-term borrowings:(5)
Year-end balance	￦	28,585	￦	27,461	￦	38,055
Average balance(1)		25,991		25,962		35,253
Maximum balance(2)		30,195		29,133		40,863
Average interest rate(3)		1.65%		1.80%		1.35%
Year-end interest rate		0.00-5.55%		0.00-3.53%		0.00-8.84%

(1)	Average balances are based on daily balances for our banking, credit card and investment and securities operations and monthly or quarterly balances for our other operations.
(2)	Maximum balances are based on month-end balances.
(3)	Average interest rates for the year are calculated by dividing the total interest expense by the average amount borrowed.
(4)

Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies. These short-term borrowings were secured by securities totaling ￦7,133 billion as of December 31, 2020.

(5)

Other short-term borrowings include securities sold under repurchase agreement, bills sold, borrowings and debentures. Other short-term borrowings have maturities of one year or less. Securities sold under repurchase agreements were secured by securities totaling ￦13,614 billion as of December 31, 2020.

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

Pursuant to regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% in 2020 and 2021, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2020 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2020. In June 2020, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2021, which would again subject us to an additional capital requirement of 1.0% in 2021. All such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets set forth above.

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

“Major investor” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10% (or in the case of a bank holding company controlling regional banks only, 15%) in the aggregate of the bank holding company’s total issued and outstanding voting shares; or

•

a shareholder holding (together with persons who have a special relationship with that shareholder) more than 4% in the aggregate of the total issued and outstanding voting shares of the bank holding company controlling nationwide banks, where the shareholder is the largest shareholder or has actual control over the major business affairs of the bank holding company through, for example, appointment and dismissal of the officers pursuant to the Enforcement Decree of the Financial Holding Company Act.

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

Sharing of Customer Information among Financial Holding Company and its Subsidiaries

Under the Act on Use and Protection of Credit Information, any individual customer’s credit information may be disclosed only after obtaining written consent to use that information. In addition, under the Act on Real Name Financial Transactions and Confidentiality, an individual working at a financial institution may not provide or reveal information or data concerning the contents of financial transactions to other persons unless such individual receives a request or consent in writing from the holder of a title deed, except under certain exceptions stipulated in the Act. Under the Financial Holding Company Act, a financial holding company and its direct and indirect subsidiaries, however, may share certain credit information of individual customers among themselves for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act (such as credit risk management, internal control and customer analysis), without the customers’ written consent, subject to the methods and procedures for provision of such information set forth therein. A subsidiary financial investment company with a dealing and/or brokerage license of a financial holding company may provide that financial holding company and its other direct and indirect subsidiaries information relating to the aggregate amount of cash or securities that a customer of the financial investment company with a dealing and/or brokerage license has deposited, for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act, subject to the methods and procedures for provision of such information set forth therein. Certain amendments to the Financial Holding Company Act, which became effective on November 29, 2014, limit the scope of credit information that may be shared without the customers’ prior consent and require certain procedures for provision of customer information as prescribed by the Financial Services Commission. Beginning on November 29, 2014, notice must be given to customers at least once a year regarding (i) the provider of customer information, (ii) the recipient of customer information, (iii) the purpose of providing the information and (iv) the categories of the information provided.

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

Under the Regulation on the Supervision of the Banking Business, the capital of a bank is divided into two categories, Tier I and Tier II capital. Tier I capital (core capital) consists of (i) common equity Tier I capital, including paid-in capital, capital surplus and retained earnings related to common equity and accumulated other comprehensive gains and losses, and (ii) additional Tier I capital, including paid-in capital and capital surplus from the issuance of additional Tier I capital, hybrid capital instruments and other capital securities which meet the standards prescribed by the governor of the Financial Supervisory Service under relevant regulations. Tier II capital (supplementary capital) consists of, among other things, capital and capital surplus from the issuance of Tier II capital, allowances for loan losses on loans classified as “normal” or “precautionary,” subordinated debt and other capital securities which meet the standards prescribed by the governor of the Financial Supervisory Service under Article 26(2) of the Regulation on the Supervision of the Banking Business.

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches are required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% in 2020 and 2021, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2020 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2020. In June 2020, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2021, which would again subject us to an additional capital requirement of 1.0% in 2021. All such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets set forth above.

Under the Detailed Regulation on the Supervision of the Banking Business, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans:

(1)

for those banks which adopted a standardized approach for calculating credit risk capital requirements, a risk-weight ratio between 20% and 150% for home mortgage loans and, with respect to high risk home mortgage loans, the higher of this value and 50% or 70%; and

(2)

for those banks which adopted an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined under the Detailed Regulation on the Supervision of the Banking Business.

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

In April 2020, in order to encourage financial institutions to provide financial support to companies adversely affected by COVID-19, the Financial Services Commission announced that it would temporarily lower the required liquidity coverage ratio to 85%, and the required foreign currency liquidity coverage ratio to 70%. Following a series of extensions by the Financial Services Commission, these temporary deregulation measures are currently scheduled to expire at the end of September 2021.

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

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to time deposits with a maturity of one month or longer, certificates of deposit with a maturity of 30 days or longer and savings deposits with a maturity of six months or longer and a 7% minimum reserve ratio is applied to other deposits. A 1% minimum reserve ratio applies to deposits in offshore accounts, immigrant accounts and resident accounts opened by financial institutions (excluding bank holding companies) and the Export-Import Bank of Korea, as well as foreign currency certificates of deposit held by account holders of such offshore accounts, immigrant accounts and resident accounts opened by financial institutions (excluding bank holding companies) and the Export-Import Bank of Korea.

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

Net Stable Funding Ratio and Leverage Ratio Requirements

The Financial Services Commission has implemented the Regulation on Supervision of the Banking Business that impose certain liquidity- and leverage-related ratio requirements on banks in Korea, in accordance with Basel III. Pursuant to such Regulation, each Korean bank is required to:

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

Interest Rates

Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business, Etc. and Protection of Finance Users and the regulations thereunder, interest rates on loans made by registered banks in Korea may not exceed 24% per annum , and additional regulations on loans that reduce maximum interest rates that may be charged from 24% to 20% are expected to become effective in July 2021. Historically, interest rates on deposits and lending were regulated by the Monetary Policy Board. There are no controls on deposit interest rates in Korea, except for the prohibition on interest payments on current account deposits.

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

•

as to loans secured by housing (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the government, where the price does not exceed ￦900 million (based on the evaluation data of a certified rating institution, for which the detailed standards shall be as determined by the director of the Financial Supervisory Service), the loan-to-value ratio should not exceed 40%, except that such maximum loan-to-value ratio shall be 50% for low-income households that (i) have an annual income of less than ￦80 million (or ￦90 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at less than ￦600 million;

•

as to any new loans secured by high-priced housing (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the government, where the price exceeds ￦900 million (based on the evaluation data of a certified rating institution, for which the detailed standards shall be as determined by the director of the Financial Supervisory Service), the loan-to-value ratio should not exceed 40% for the portion of such housing price not exceeding ￦900 million, and should not exceed 20% for the rest of the portion of such housing price exceeding ￦900 million, and no new loans shall be made available for any high-priced housing (including apartments) located in areas of excessive investment or high speculation, where the price exceeds ￦1.5 billion;

•

as to any new loans secured by housing (including apartments) located nationwide to be extended to a household that already owns one or more houses, the maximum loan-to-value ratio must be adjusted to 10% lower than the applicable loan-to-value ratio described above;

•

any new loans secured by housing (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the government, extended to a household that already owns one or more houses are not permitted unless otherwise specified by the applicable regulations;

•

as to loans secured by housing (including apartments) located in areas of excessive investment or high speculation, in each case, as designated by the government, the borrower’s debt-to-income ratio (calculated as (1) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and existing mortgage and home equity loans and (y) the interest on other borrowings of the borrower over (2) the borrower’s annual income) should not exceed 40%, except that such maximum debt-to-income ratio is 50% for low-income households that (i) have an annual income of less than ￦80 million (or ￦90 million for first-home buyers), (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at less than ￦600 million;

•

as to any new loans secured by apartments to be extended to a household that already owns one or more houses but plans to purchase additional houses located in an unregulated Seoul metropolitan area, the maximum debt-to-income ratio must be adjusted to 10% lower than the applicable debt-to-income ratio described above; and

•

as to any new loans extended to a household that has already obtained a loan secured by high priced housing (including apartments) located in areas of excessive investment or high speculation, as designated by the government, the borrower’s debt-service-ratio (calculated as (1) the aggregate annual total payment amount of the principal of and interest on financial liabilities, including the loans secured by such high-priced housing, divided by (2) the borrower’s annual income) should not exceed 40% unless otherwise specified by the applicable regulations.

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

Restrictions on Bank Ownership

Under the Bank Act, a single shareholder and persons who have a special relationship with that shareholder generally may acquire beneficial ownership of no more than 10% of a nationwide bank’s total issued and outstanding shares with voting rights and no more than 15% of a regional bank’s total issued and outstanding shares with voting rights. The Korean government, the Korea Deposit Insurance Corporation and bank holding companies qualifying under the Financial Holding Company Act are not subject to this limit. Pursuant to the Bank Act, non-financial business group companies may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% (or 15% in the case of a regional bank) of that bank’s outstanding voting shares, unless they satisfy certain requirements set forth by the Enforcement Decree of the Bank Act, obtain the approval of the Financial Services Commission and agree not to exercise voting rights in respect of shares in excess of the 4% limit (or the 15% limit in the case of a regional bank), in which case they may acquire beneficial ownership of up to 10% of a nationwide bank’s outstanding voting shares. The Bank Act grants an exception for non-financial business group companies which, at the time of the enactment of the amended provisions, held more than 4% of the shares of a bank.

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

Restrictions on Funding

Under the Specialized Credit Financial Business Act and the regulations thereunder, a credit card company must ensure that its total assets do not exceed an amount equal to eight times its equity capital and that the ratio of its adjusted equity capital to its adjusted total assets is not less than 8.0%. However, if a credit card company is unable to comply with such limit upon the occurrence of unavoidable events, such as drastic changes in the domestic and global financial markets, such limit may be adjusted through a resolution of the Financial Services Commission.

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

•

soliciting applicants through the Internet without verifying whether the applicant is who he or she purports to be, by means of a digital signature (limited, however, to cases where it can be confirmed that the applicant is the person in question by using identifiable information) under the Digital Signature Act; and

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

Insurance brochures used for insurance solicitation must clearly specify the terms required under the Insurance Business Act in an easy-to-understand manner. Where an insurance company or any person engaging in insurance solicitation persuades an ordinary policyholder to enter into an insurance contract, it must explain to such ordinary policyholder about certain critical matters of the insurance contract prescribed by the Financial Consumer Protection Act, including details of insurance products, insurance premiums (including mutual aid premiums), procedures for payment of insurance proceeds (including mutual aid) and grounds for restricting the payment and coverage scope in a manner the policyholder can easily understand.

Where an insurance company or any person engaging in insurance solicitation advertises an insurance product, it must include the details of such insurance product in such advertisement as prescribed under the Financial Consumer Protection Act and must not engage in any act which, among other things, may lead to a misunderstanding that such insurance product would provide a large amount of insurance proceeds by emphasizing selective terms and conditions of such product or introducing cases where a large amount of insurance proceeds were paid.

In connection with the execution or solicitation of an insurance contract, any person engaging in insurance solicitation must not engage in any act prohibited under the Insurance Business Act and the Financial Consumer Protection Act, including acts of providing a policyholder with false information regarding an insurance product and acts intended to interrupt or prevent a policyholder (including interested parties prescribed by the Enforcement Decree of the Financial Consumer Protection Act) from notifying an insurance company of an important matter relevant to an insurance policy.

Any person engaging in insurance solicitation is prohibited from providing special benefits (including, but not limited to, cash over a certain amount and discounts on insurance premiums) in connection with the execution of an insurance contract unless such special benefits are stipulated in the underlying documents for such insurance product. In addition, an insurance company is prohibited from entrusting any person other than those who are eligible under the Insurance Business Act to engage in insurance solicitation or paying any compensation to any ineligible persons for his or her insurance solicitation. The Insurance Business Act and the Financial Consumer Protection Act also prescribe in detail certain practices that insurance agencies of financial institutions are restricted from engaging in, including, but not limited to:

•	forcing entry into contracts on financial products against the will of the policyholder using a position of advantage; and

•	including insurance premiums in loan transactions without the prior consent of the borrower.

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

Financial Consumer Protection Act

The Financial Consumer Protection Act became effective on March 25, 2021, with certain provisions relating to internal control under such Act to become effective on September 25, 2021. The Financial Consumer Protection Act aims to enhance measures to protect financial consumers and to establish a sound market order in the financial product sales and advisory businesses. The Financial Consumer Protection Act consolidates existing regulations relating to the sale of financial products and consumer protection stipulated in other laws governing the financial sector, such as the Financial Investment Services and Capital Markets Act, the Banking Act and the Insurance Business Act, and will be applied to the financial industry on a cross-sectoral basis.

Application of the Financial Consumer Protection Act

All financial products that are classified as (i) deposits, (ii) loans, (iii) investment products or (iv) insurance products are subject to the Financial Consumer Protection Act. These four types of products encompass most of the products covered by the Bank Act, the Financial Investment Services and Capital Markets Act and the Insurance Business Act. Financial products offered by credit unions, peer-to-peer (P2P) lending firms and registered credit service providers will also be regulated by the Financial Consumer Protection Act.

Six Principles Regulating Selling Activities

The Financial Consumer Protection Act consolidates previously scattered regulations regarding financial business operations into six uniform standards that cover the following: (i) suitability, (ii) appropriateness, (iii) duty to explain, (iv) unfair sales practices, (v) improper solicitation and (vi) advertisements. Among these six principles, suitability, appropriateness and duty to explain apply only to “general financial consumers,” although “professional financial consumers” may elect to be treated as “general financial consumers,” in which case all six principles would apply to them.

Internal Control Requirements for Consumer Protection

The Financial Consumer Protection Act requires sellers of financial products to have adequate internal control standards to protect consumers. The Enforcement Decree to the Financial Consumer Protection Act sets forth details of certain of the internal control standards as follows:

•	Establishment of the authority and responsibilities of the decision maker, such as the representative director or a director, in the implementation of internal control measures;

•	Development of an organizational structure and designation of personnel responsible for consumer protection matters, including the establishment of a financial consumer protection committee;

•

Implementation of (i) inter-departmental consultation procedures for the development and sale of financial products, (ii) processes for internal deliberations and the incorporation of opinions from independent third party advisors, (iii) standards for vetting advertisements, (iv) mandatory training requirements for officers and employees and implementation of qualification requirements, (v) standards for the prevention of conflicts of interest, (vi) proper management of confidential information, and (vii) disclosure obligations when potential harm to consumers arises; and

•	Establishment of standards for performance-based compensation of officers and employees in charge of sales of financial products.

Right to Withdraw Subscriptions and Right to Terminate Contracts

Under the Financial Consumer Protection Act, consumers will have the right to withdraw subscriptions, allowing them to receive a refund during a statutory cooling-off period following the execution of the relevant subscription agreement. This right generally applies to all types of financial products with the exception of deposits, although in the case of investment products, the right to withdraw applies only to highly complex funds and trusts. Consumers also have the right to terminate a contract if the sellers violate the Financial Consumer Protection Act in relation to the sales process. The right to terminate contracts applies to long-term contracts but such right must be exercised within one year from the time that the customer becomes aware that the financial product was sold in violation of the regulatory requirements.

Punitive Penalty Surcharges

In case of a violation of the principles regarding the duty to explain, unfair sales practices, improper solicitation and advertisements, sellers will now be subject to a punitive penalty of up to half the “amount that is the purpose of the contract” (which would be the deposit amount in case of deposit products, loan amount in case of loan products, investment amount in case of investment products, and insurance premium in case of insurance products), depending on the severity of the violation of the Financial Consumer Protection Act.

Environment, Social Responsibility and Corporate Governance

As part of our mission to become a “financial service delivering changes,” we are committed to a management philosophy focused on issues relating to the environment, social responsibility and corporate governance (“ESG”). Our ESG strategy is to focus on internalizing ESG values across all of our business operations by developing a climate change risk management system, an inclusive society and a transparent corporate governance structure.

We have also developed the “KB Green Way 2030” program to fulfill our responsibility as a leading financial group and to become a more trusted company to our stakeholders. Under this program, we plan to reduce our carbon emissions by 25% and to increase the total value of our ESG-related products, investments and loans to ￦50 trillion by 2030. Since 2011, we have published a group-wide sustainability report on our website on an annual basis.

Item 4.C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of March 31, 2021:

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 71.7% of our total assets as of December 31, 2020. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2020, including their consolidated total assets, operating revenue, profit (loss) and total equity:

Subsidiaries	Total Assets		Operating Revenue		Profit (Loss)		Total Equity
	(in millions of Won)
Kookmin Bank	￦	438,444,114	￦	24,519,818	￦	2,298,195	￦	30,408,074
KB Securities Co., Ltd.		57,570,654		10,040,497		425,622		5,054,166
KB Insurance Co., Ltd.		39,078,117		13,735,778		163,884		3,991,659
KB Kookmin Card Co., Ltd.		24,071,644		3,210,581		324,662		4,281,686
KB Life Insurance Co., Ltd.		10,424,916		1,897,859		(23,185)		582,127
Prudential Life Insurance Company of Korea, Ltd.		25,121,656		656,062		55,711		2,439,927

Subsidiaries	Total Assets	Operating Revenue	Profit (Loss)	Total Equity
	(in millions of Won)
KB Asset Management Co., Ltd.	335,601	191,427	57,317	223,079
KB Capital Co., Ltd.	12,823,748	1,300,378	141,646	1,431,571
KB Savings Bank Co., Ltd.	1,883,720	104,397	17,305	225,604
KB Real Estate Trust Co., Ltd.	437,619	139,070	66,874	329,523
KB Investment Co., Ltd.	848,693	128,014	15,387	230,141
KB Credit Information Co., Ltd.	40,347	149,966	(1,729)	17,323
KB Data Systems Co., Ltd.	27,711	39,767	1,132	15,938

Further information regarding our subsidiaries is provided below:

•

Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2020, Kookmin Bank was one of the largest commercial banks in Korea based upon total assets (including loans) and deposits. As of December 31, 2020, Kookmin Bank had approximately 32.0 million customers, with 972 branches nationwide.

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

•

Prudential Life Insurance Company of Korea, Ltd., formerly a subsidiary of Prudential Financial, Inc., a U.S.-based provider of insurance, investment management and other financial products and services, was established in Korea in 1989. In August 2020, we acquired all of the outstanding shares of Prudential Life Insurance from Prudential Financial, Inc. for ￦2.3 trillion, as a result of which Prudential Life Insurance became a wholly-owned subsidiary.

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

Our registered office and corporate headquarters are located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea. The following table presents information regarding certain of our properties in Korea:

Type of facility/building	Location	Area (square meters)
Registered office and corporate headquarters and Kookmin Bank headquarters #1	26, Gukjegeumyung-ro 8-gil Yeongdeungpo-gu, Seoul 07331	5,354
Kookmin Bank headquarters #2	141, Uisadang-daero, Yeongdeungpo-gu, Seoul 07332	4,727
KB Kookmin Card headquarters building	Jongno-gu, Seoul	3,923
Kookmin Bank training institute	Ilsan	207,560
Kookmin Bank training institute	Daecheon	4,158
Kookmin Bank training institute	Sokcho	15,559
Kookmin Bank training institute	Cheonan	196,649
Kookmin Bank IT center	Gangseo-gu, Seoul	13,116
Kookmin Bank IT center	Yeouido, Seoul	5,928
Kookmin Bank IT center	Yeouido, Seoul	2,006
Kookmin Bank IT center	Gimpo	13,144
Kookmin Bank support center	Seongbuk-gu, Seoul	9,939
KB Securities training institute	Kiheung-gu, Yongin	64,600

In August 2020, we completed the construction of a second headquarters building for Kookmin Bank in Yeouido, Seoul. Our total capital expenditure for its construction has amounted to approximately W356.5 billion.

As of December 31, 2020, we had a countrywide network of 972 banking branches and sub-branches, as well as 532 branches and sub-branches and 198 representative offices for our other operations including our credit card, securities brokerage, insurance and consumer finance businesses. Approximately one-fifth of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. See “Item 4.B. Business Overview—Capital Markets Activities and International Banking/Finance—International Banking/Finance” for a list of our overseas subsidiaries, branches and representative and liaison offices in operation as of December 31, 2020. In December 2020, we established KB Bank Myanmar Co., Ltd., a subsidiary, in Myanmar. Kookmin Bank, Gurgaon Representative Office in India converted to Kookmin Bank, Gurugram Branch in February 2019. Kookmin Bank, Hanoi Representative Office is currently being liquidated. Lease terms are generally from two to three years and seldom exceed five years. Kookmin Bank International Ltd., previously one of our operating subsidiaries, was converted to a branch in London in May 2018. We do not own any material properties outside of Korea.

The net carrying amount of all the properties owned by us at December 31, 2020 was ￦4,382 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. From the second half of 2016 to 2020, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Notwithstanding such measures, demand for residential property in certain areas, including Seoul, continued to increase through the end of 2020, and accompanied by an increase in the prices of such residential property, our portfolio of retail loans increased from ￦158,807 billion as of December 31, 2018 to ￦166,307 billion as of December 31, 2019 and ￦182,437 billion as of December 31, 2020. Nevertheless, a decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and deteriorating domestic and global economic conditions, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our portfolio of retail loans. In 2020, we recorded charge-offs of ￦461 billion and provisions for loan losses of ￦421 billion in respect of our retail loan portfolio, compared to charge-offs of ￦443 billion and provisions for loan losses of ￦515 billion in 2019 and charge-offs of ￦381 billion and provisions for loan losses of ￦270 billion in 2018. See “Item 3.D. Risk Factors—Risks relating to our retail credit portfolio.”

Our loans to small- and medium-sized enterprises increased from ￦106,015 billion as of December 31, 2018 to ￦124,457 billion as of December 31, 2020. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally (such as the COVID-19 pandemic continuing to affect many countries worldwide, including Korea), may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2020, we recorded charge-offs of ￦14 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of ￦18 billion in 2019 and ￦35 billion in 2018. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy remain uncertain. In recent years and in 2021, the global financial markets have experienced significant volatility as a result of, among other things:

•

the occurrence of severe health pandemics, such as the global outbreak of the COVID-19 pandemic, or other severe health epidemics in Korea or other parts of the world, such as the Middle East Respiratory Syndrome outbreak in Korea in 2015;

•	interest rate fluctuations as well as perceived or actual changes in policy rates by, or other monetary and fiscal policies set forth by, the U.S. Federal Reserve and other central banks;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•	escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East;

•	the slowdown of economic growth in China and other major emerging market economies;

•	increased uncertainties resulting from the United Kingdom’s exit from the European Union; and

•	political and social instability in various countries in the Middle East, including Syria, Iraq and Yemen.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations. In particular, the global outbreak of COVID-19, which was declared a “pandemic” by The World Health Organization in March 2020, has led to significant global economic and financial disruptions, including an adverse impact on international trade and business activities, sharp declines and significant volatility in the financial markets as well as decreases in interest rates worldwide. Although there have been mixed signs of recovery in the domestic and global economy resulting from the availability of COVID-19 vaccinations and gradual normalization of business activities, the extent to which the COVID-19 pandemic continues to impact Korea and its economy will depend on future developments, including the scope and duration of the ongoing outbreak of the COVID-19 pandemic as well as the efficacy of actions taken by governmental authorities, central banks and other third parties around the world in response to the pandemic.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years, in particular as a result of the COVID-19 pandemic. A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there has been downward pressures on securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

As a result of the ongoing impact of the COVID-19 pandemic on the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, changes in fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2021 and for the foreseeable future remains highly uncertain.

Acquisitions

In recent years, we have engaged in a number of acquisitions, which have affected, and may continue to affect, our results of operations and their comparability from period to period.

Most recently, in August 2020, we acquired all of the outstanding shares of Prudential Life Insurance, a provider of life insurance services in Korea, from Prudential Financial, Inc. for ￦2.3 trillion, as a result of which

Prudential Life Insurance became a wholly-owned subsidiary. As of December 31, 2020, Prudential Life Insurance had total assets of ￦25,122 billion and total equity of ￦2,440 billion, and in 2020, its total operating revenue amounted to ￦656 billion and its profit for the year amounted to ￦56 billion. For additional financial information on our major subsidiaries, see Note 41 of the notes to our consolidated financial statements included elsewhere in this annual report.

From 2014 to 2016, we acquired KB Capital Co., Ltd. (formerly known as Woori Financial Co., Ltd.), KB Insurance Co., Ltd. (formerly known as LIG Insurance Co., Ltd.) and KB Securities Co., Ltd. (formerly known as Hyundai Securities Co., Ltd.).

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

	June 30, 2016		Dec. 30, 2016		June 30, 2017		Dec. 28, 2017		June 29, 2018		Dec. 31, 2018		June 28, 2019		Dec. 31, 2019		June 30, 2020		Dec. 31, 2020
KOSPI		1,970.35		2,026.46 (4)		2,391.79		2,467.49 (5)		2,326.13		2,041.04 (6)		2,130.62		2,197.67 (7)		2,108.33		2,873.47 (8)
~~W~~/US$ exchange rates(1)	￦	1,154.2	￦	1,203.7	￦	1,143.8	￦	1,067.4	￦	1,111.8	￦	1,112.9	￦	1,156.8	￦	1,157.8	￦	1,200.7	￦	1,088.0
Corporate bond rates(2)		2.26%		2.79%		2.84%		3.08%		2.93%		2.58%		1.98%		1.99%		1.78%		1.70%
Treasury bond rates(3)		1.25%		1.64%		1.70%		2.10%		2.12%		1.82%		1.47%		1.36%		0.85%		0.97%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Economy and Finance of Korea.
(4)	As of December 29, 2016, the last day of trading for the KRX KOSPI Market in 2016.
(5)	As of December 28, 2017, the last day of trading for the KRX KOSPI Market in 2017.
(6)	As of December 31, 2018, the last day of trading for the KRX KOSPI Market in 2018.
(7)	As of December 30, 2019, the last day of trading for the KRX KOSPI Market in 2019.
(8)	As of December 30, 2020, the last day of trading for the KRX KOSPI Market in 2020.

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

We have established our allowance for loan losses as of December 31, 2018, 2019 and 2020 in accordance with IFRS 9.

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

For a discussion of our assessment of expected credit losses of financial instruments as they relate to the impact of COVID-19, see Note 2.4.7 of the notes to our consolidated financial statements included elsewhere in this annual report.

Our consolidated financial statements as of and for the year ended December 31, 2020 included a total allowance for credit losses of loans measured at amortized cost of ￦3,283 billion as of that date. Our charge-offs for such loans, net of recoveries, amounted to ￦905 billion, and we recorded provisions for credit losses of such loans of ￦941 billion in 2020.

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

Our consolidated financial statements for the year ended December 31, 2020 included financial assets measured at fair value using a valuation technique of ￦95,076 billion, representing 74.0% of total financial assets measured at fair value, and financial liabilities measured at fair value using a valuation technique of ￦14,801 billion, representing 86.9% of total financial liabilities measured at fair value. As used herein, the fair value using a valuation technique means the fair value at Level 2 and Level 3 in the fair value hierarchy.

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

Deferred Income Tax Assets

Our accounting policy for the recognition of deferred income tax assets is described in Notes 3.20 and 17 of the notes to our consolidated financial statements. The recognition of deferred income tax assets relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

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

Our consolidated financial statements for the year ended December 31, 2020 included deferred income tax assets and liabilities of ￦65 billion and ￦1,162 billion, respectively, as of that date, after offsetting of ￦2,429 billion of deferred income tax liabilities and assets.

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

We recognize our uncertain tax positions in our financial statements based on the guidance in International Accounting Standard 12, Income Taxes, as well as International Financial Reporting Interpretations Committee 23, which allows recognition of tax payments as current income tax assets to the extent it is probable that they will be recovered from the tax authorities.

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

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Percentage Change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won, except percentages)						(%)
Interest income
Due from financial institutions at fair value through profit or loss(1)	￦	109	￦	151	￦	92	38.5	(39.1)
Financial assets at fair value through profit or loss(2)		749		704		659	(6.0)	(6.4)
Loans		11,552		12,395		12,380	7.3	(0.1)
Financial investments (debt securities)(3)		1,325		1,390		1,355	4.9	(2.5)

Total interest income		13,735		14,639		14,486	6.6	(1.0)

Interest expense
Deposits		3,042		3,481		2,917	14.4	(16.2)
Borrowings		639		720		661	12.7	(8.2)
Debentures		1,149		1,241		1,186	8.0	(4.4)

Total interest expense		4,830		5,442		4,764	12.7	(12.5)

Net interest income	￦	8,905	￦	9,197	￦	9,722	3.3	5.7

Net interest margin(4)		2.23%		2.14%		1.98%

(1)	Consists of cash and interest-earning deposits in other banks.
(2)

Consists of deposits, loans and securities at fair value through profit or loss. For information on interest income arising from such financial instruments, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

(3)

Consists of securities at fair value through other comprehensive income and at amortized cost and loans at fair value through other comprehensive income. For information on interest income arising from such financial instruments, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

(4)	The ratio of net interest income to average interest-earning assets. See “Item 3.A. Selected Financial Data—Profitability ratios and other data.”

Comparison of 2020 to 2019

Interest income. Interest income decreased 1.0% from ￦14,639 billion in 2019 to ￦14,486 billion in 2020, as a result of a 39.1% decrease in interest due from financial institutions, a 6.4% decrease in interest on financial assets at fair value through profit or loss, a 2.4% decrease in interest on financial investments and a 0.1%

decrease in interest on loans. The average yields on our interest-earning assets decreased 46 basis points from 3.41% in 2019 to 2.95% in 2020, which mainly reflected an overall decrease in the general level of interest rates in Korea in 2020 compared to 2019. The effect of such decrease was partially offset by a 14.4% increase in the average volume of our interest-earning assets from ￦429,046 billion in 2019 to ￦491,003 billion in 2020, principally due to growth in our loan portfolio and, to a lesser extent, our financial investments portfolio.

Interest due from financial institutions at fair value through profit or loss consists of interest from cash and interest-bearing deposits in other banks, and the 39.1% decrease in interest on such deposits from ￦151 billion in 2019 to ￦92 billion in 2020 was due to an 80 basis point decrease in the average yields on such deposits from 1.45% in 2019 to 0.65% in 2020, which was partially offset by a 36.5% increase in the average volume of such deposits from ￦10,436 billion in 2019 to ￦14,240 billion in 2020. The decrease in average yields on such deposits mainly reflected the decrease in the general level of interest rates in Korea, and the increase in the average volume of such deposits was primarily due to the additions of PRASAC Microfinance Institution Limited and Bank Bukopin as subsidiaries of Kookmin Bank in 2020.

Our financial investments portfolio consists of securities and loans measured at fair value through other comprehensive income and securities measured at amortized cost, including debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by Korean banks and other financial institutions. The 2.5% decrease in interest on financial investments from ￦1,390 billion in 2019 to ￦1,355 billion in 2020 was the result of a 49 basis point decrease in the average yields on financial investments from 2.18% in 2019 to 1.69% in 2020, which was partly offset by a 25.7% increase in the average volume of financial investments from ￦63,699 billion in 2019 to ￦80,087 billion in 2020. The decrease in average yields on financial investments mainly reflected the decrease in the general level of interest rates in Korea. The increase in the average volume of financial investments was primarily due to an increase in our purchases of debt securities issued by Korean banks and other financial institutions.

The 6.4% decrease in interest on financial assets at fair value through profit or loss from ￦704 billion in 2019 to ￦659 billion in 2020 was primarily due to a 41 basis point decrease in the average yields on such financial assets from 2.59% in 2019 to 2.18% in 2020, which was partially offset by an 11.3% increase in the average volume of such financial assets from ￦27,164 billion in 2019 to ￦30,232 billion in 2020. The decrease in average yields on such financial assets mainly reflected the decrease in the general level of interest rates in Korea. The increase in the average volume of such financial assets mainly reflected our increased purchases of such financial assets due to an increase in purchases of government-issued debt securities by Kookmin Bank and KB Securities.

The interest on loans remained relatively stable at ￦12,380 billion in 2020 compared to ￦12,395 billion in 2019. This was primarily the result of:

•

a 51 basis point decrease in the average yields on corporate loans from 3.38% in 2019 to 2.87% in 2020, which was partly offset by an 11.9% increase in the average volume of such loans from ￦141,600 billion in 2019 to ￦158,508 billion in 2020;

•

a 35 basis point decrease in the average yields on home equity loans from 3.19% in 2019 to 2.84% in 2020, which was enhanced by an 8.3% decrease in the average volume of such loans from ￦30,188 billion in 2019 to ￦27,682 billion in 2020;

•

a 45 basis point decrease in the average yields on mortgage loans from 3.06% in 2019 to 2.61% in 2020, which was partially offset by a 13.5% increase in the average volume of such loans from ￦72,897 billion in 2019 to ￦82,765 billion in 2020; and

•

a 47 basis point decrease in the average yields on other consumer loans from 4.58% in 2019 to 4.11% in 2020, which was partially offset by a 9.8% increase in the average volume of such loans from ￦58,514 billion in 2019 to ￦64,220 billion in 2020;

which were mostly offset by:

•

a 122.5% increase in the average volume of foreign loans from ￦6,599 billion in 2019 to ￦14,683 billion in 2020, which was enhanced by a 128 basis point increase in the average yields on such loans from 4.23% in 2019 to 5.51% in 2020.

The decreases in the average yields on home equity, corporate, mortgage and other consumer loans mainly reflected the overall decrease in the general level of interest rates in Korea in 2020 compared to 2019. The increase in the average yields on foreign loans was primarily attributable to the reflection of higher average yields applicable to existing foreign loans of Bank Bukopin and PRASAC Microfinance Institution Limited, which were acquired by Kookmin Bank in 2020. The decrease in the average volume of home equity loans was mainly the result of increased government regulations applicable to such loans, which led to a decrease in demand for such loans. The increases in the average volumes of corporate, mortgage, other consumer and foreign loans were attributable primarily to increased demand from borrowers in need of financing in light of the COVID-19 pandemic.

Overall, the average volume of our loans increased 11.8% from ￦327,747 billion in 2019 to ￦366,444 billion in 2020, while the average yields on our loans decreased by 40 basis points from 3.78% in 2019 to 3.38% in 2020.

Interest expense. Interest expense decreased 12.5% from ￦5,442 billion in 2019 to ￦4,764 billion in 2020 due to a 16.2% decrease in interest expense on deposits and, to a lesser extent, an 8.3% decrease in interest expense on borrowings and a 4.4% decrease in interest expense on debentures. The average cost of interest-bearing liabilities decreased by 35 basis points from 1.45% in 2019 to 1.10% in 2020, which was driven mainly by the decrease in the general level of interest rates in Korea in 2020 compared to 2019. The effect of this decrease was partially offset by a 15.4% increase in the average volume of our interest-bearing liabilities from ￦374,114 billion in 2019 to ￦431,765 billion in 2020, which reflected increases in the average volumes of deposits, and, to a lesser extent, borrowings and debentures.

The 16.2% decrease in interest expense on deposits from ￦3,481 billion in 2019 to ￦2,917 billion in 2020 was due to:

•

a 37 basis point decrease in the average cost of time deposits from 1.94% in 2019 to 1.56% in 2020, which was partially offset by a 6.7% increase in the average volume of such deposits from ￦155,762 billion in 2019 to ￦166,275 billion in 2020;

•

a 12 basis point decrease in the average cost of demand deposits from 0.30% in 2019 to 0.18% in 2020, which was partially offset by a 21.7% increase in the average volume of such deposits from ￦122,519 billion in 2019 to ￦149,141 billion in 2020; and

•

a 57 basis point decrease in the average cost of certificates of deposit from 1.95% in 2019 to 1.38% in 2020, which was enhanced by a 23.9% decrease in the average volume of certificates of deposit from ￦4,781 billion in 2019 to ￦3,636 billion in 2020.

The decrease in the average cost of such deposits was principally due to the decrease in the general level of interest rates in Korea in 2020 compared to 2019. The increases in the average volumes of time and demand deposits mainly reflected customers’ continuing preference for low-risk products and institutions in Korea in light of the continuing uncertainty in financial markets in 2020 resulting from the COVID-19 pandemic. The decrease in the average volume of certificates of deposit was principally the result of a decline in sales of such products due to our decreased need for such sales in light of capital requirements. Overall, the average cost of our deposits decreased by 32 basis points from 1.23% in 2019 to 0.91% in 2020, while the average volume of our deposits increased 12.7% from ￦283,062 billion in 2019 to ￦319,052 billion in 2020.

The 8.2% decrease in interest expense on borrowings from ￦720 billion in 2019 to ￦661 billion in 2020 was principally attributable to a 63 basis point decrease in the average cost of borrowings from 1.87% in 2019 to

1.24% in 2020, which was partially offset by a 38.6% increase in the average volume of borrowings from ￦38,478 billion in 2019 to ￦53,334 billion in 2020. The decrease in the average cost of borrowings mainly reflected the decrease in the general level of interest rates in Korea in 2020 compared to 2019, while the increase in the average volume of borrowings was primarily due to our increased use of borrowings to meet our funding needs in light of the lower interest rate environment in Korea.

The 4.4% decrease in interest expense on debentures from ￦1,241 billion in 2019 to ￦1,186 billion in 2020 was primarily due to a 36 basis point decrease in the average cost of debentures from 2.36% in 2019 to 2.00% in 2020, which was partially offset by a 12.9% increase in the average volume of debentures from ￦52,574 billion in 2019 to ￦59,379 billion in 2020. The decrease in the average cost of debentures mainly reflected a decrease in interest rates applicable to debentures in 2020 in light of the lower interest rate environment, while the increase in the average volume of debentures was principally due to our increased use of debentures to meet our funding needs in light of the lower interest rate environment in Korea.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 2.14% in 2019 to 1.98% in 2020, as a 5.7% increase in our net interest income from ￦9,197 billion in 2019 to ￦9,722 billion in 2020 was outpaced by a 14.4% increase in the average volume of our interest-earnings assets from ￦429,046 billion in 2019 to ￦491,003 billion in 2020. The growth in average interest-earning assets outpaced a 15.4% increase in average interest-bearing liabilities from ￦374,114 billion in 2019 to ￦431,765 billion in 2020, while the decrease in interest expense outpaced the decrease in interest income, resulting in an increase in net interest income. However, our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, decreased from 1.96% in 2019 to 1.85% in 2020. The decrease in our net interest spread reflected a larger decrease in the average yield on interest-earning assets compared to the decrease in the average cost of interest-bearing liabilities between the two periods, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of a lower interest rate environment in 2020 compared to 2019.

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

Interest expense. Interest expense increased 12.7% from ￦4,830 billion in 2018 to ￦5,442 billion in 2019 primarily due to a 14.4% increase in interest expense on deposits, which was enhanced by an 8.0% increase in interest expense on debentures and a 12.7% increase in interest expense on borrowings. The average volume of our interest-bearing liabilities increased 7.8% from ￦347,045 billion in 2018 to ￦374,114 billion in 2019, which principally reflected increases in the average volumes of deposits. The effect of this increase was enhanced by a 6 basis point increase in the average cost of interest-bearing liabilities from 1.39% in 2018 to 1.45% in 2019, which was driven mainly by an increase in the general level of interest rates in Korea in 2019 compared to 2018.

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

The 12.7% increase in interest expense on borrowings from ￦639 billion in 2018 to ￦720 billion in 2019 was principally attributable to a 17 basis point increase in the average cost of borrowings from 1.70% in 2018 to 1.87% in 2019, which was enhanced by a 2.4% increase in the average volume of borrowings from ￦37,565 billion in 2018 to ￦38,478 billion in 2019. The increase in the average cost of borrowings mainly reflected an increase in the general level of interest rates in Korea in 2019 compared to 2018, while the increase in the average volume of borrowings was primarily due to our increased use of borrowings to meet our funding needs.

Net interest margin. Our overall net interest margin decreased from 2.23% in 2018 to 2.14% in 2019, as a 3.3% increase in our net interest income from ￦8,905 billion in 2018 to ￦9,197 billion in 2019 was outpaced by a 7.4% increase in the average volume of our interest-earnings assets from ￦399,368 billion in 2018 to ￦429,046 billion in 2019. The growth in average interest-earning assets outpaced a 7.8% increase in average interest-bearing liabilities from ￦347,045 billion in 2018 to ￦374,114 billion in 2019, while the increase in interest income outpaced an increase in interest expense, resulting in an increase in net interest income. However, our net interest spread decreased from 2.05% in 2018 to 1.96% in 2019. The decrease in our net interest spread reflected an increase in the average cost of our interest-bearing liabilities, compared to a decrease in the average yield of our interest-earning assets, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of a lower interest rate environment in the second half of 2019.

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

In accordance with the guidelines of the Financial Supervisory Service, if our provision for loan losses is deemed insufficient for regulatory purposes, we compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within retained earnings. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Regulatory Reserve for Credit Losses” and Note 27.5 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2020 to 2019

Our provision for credit losses increased 55.7% from ￦670 billion in 2019 to ￦1,043 billion in 2020, primarily due to an increase in provisions for loan losses and a change in provisions (reversal) for credit losses of unused loan commitments.

Our provisions for loan losses increased 43.2% from ￦657 billion in 2019 to ￦941 billion in 2020, mainly due to increases in provisions in respect of our corporate loans and, to a lesser extent, our retail loans. Such increases resulted primarily from our preemptive measures to account for a potential increase in expected loan losses that could result from a deterioration in the overall asset quality of our corporate and retail loan portfolios due to COVID-19, as well as an increase in the volumes of such corporate and retail loans. Such increases were offset in part by a decrease in provision for loan losses in respect of our credit card receivables, which resulted from an improvement in the overall asset quality of our credit card receivables. Our loan write-offs increased

8.1% from ￦1,189 billion in 2019 to ￦1,285 billion in 2020, primarily due to an increase in write-offs of corporate loans.

Provision (reversal) for credit losses of unused loan commitments changed from a reversal of ￦3 billion in 2019 to a provision of ￦90 billion in 2020, due mainly to our preemptive measures to account for a potential increase in expected credit losses for borrowers severely impacted by COVID-19.

Comparison of 2019 to 2018

Our provision for credit losses decreased slightly from ￦674 billion in 2018 to ￦670 billion in 2019, primarily due to decreases in provisions for loan losses in respect of our corporate loans and, to a lesser extent, our credit card receivables. Such decreases resulted mainly from an improvement in the overall asset quality of our corporate loan portfolio and credit card receivables. Such decreases were offset in part by an increase in provision for loan losses in respect of our retail loans, which resulted primarily from our preemptive measures to account for a potential increase in expected loan losses that could result from a deterioration in the overall asset quality of our retail loan portfolio, as well as an increase in the volume of such loans.

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

Corporate Loans. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2018	2019	2020
Impaired corporate loans as a percentage of total corporate loans	0.8%	0.5%	1.2%
Allowances for loan losses for corporate loans as a percentage of total corporate loans	0.9	0.6	0.9
Allowances for loan losses for corporate loans as a percentage of impaired corporate loans	110.0	116.3	76.4
Net charge-offs of corporate loans as a percentage of total corporate loans	0.0	0.1	0.1

During 2020, both impaired corporate loans and allowances for loan losses for corporate loans, as a percentage of total corporate loans, increased primarily due to an increase in our impaired corporate loans, which mainly reflected our preemptive measures to account for a potential increase in expected loan losses that could result from a deterioration in the overall asset quality of our corporate loan portfolio due to COVID-19. Such increase in our impaired corporate loans outpaced an increase in allowances for loan losses for corporate loans, which caused the level of allowances for loan losses for corporate loans as a percentage of impaired corporate loans to decrease during 2020.

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

Retail Loans. The following table shows, for the periods indicated, certain information regarding our impaired retail loans:

	As of December 31,
	2018	2019	2020
Impaired retail loans as a percentage of total retail loans	0.3%	0.4%	0.4%
Allowances for loan losses for retail loans as a percentage of total retail loans	0.4	0.4	0.5
Allowances for loan losses for retail loans as a percentage of impaired retail loans	119.9	117.8	124.4
Net charge-offs of retail loans as a percentage of total retail loans	0.2	0.2	0.2

During 2020, impaired retail loans as a percentage of total retail loans remained stable, as our impaired retail loans and our total retail loans similarly increased. Allowances for loan losses for retail loans as a percentage of both total retail loans and impaired retail loans increased during 2020, reflecting a rate of increase in allowances for loan losses for retail loans, due primarily to COVID-19, that outpaced the rate of increase of both total retail loans and impaired retail loans.

During 2019, impaired retail loans as a percentage of total retail loans increased as the rate of increase in our impaired retail loans, which reflected our preemptive measures to account for a potential increase in expected loan losses that could result from a deterioration in the overall asset quality of our retail loan portfolio, outpaced the rate of increase in the amount of our total retail loans. Allowances for loan losses for retail loans as a percentage of total retail loans remained constant, while allowances for loan losses for retail loans as a percentage of impaired retail loans decreased during 2019, reflecting a rate of increase in impaired retail loans that outpaced the rate of increase in allowances for loan losses for retail loans.

Credit Card Balances. The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2018	2019	2020
Impaired credit card balances as a percentage of total credit card balances	2.4%	2.5%	2.7%
Allowances for loan losses for credit card balances as a percentage of total credit card balances	4.1	4.0	3.7
Allowances for loan losses for credit card balances as a percentage of impaired credit card balances	169.5	155.9	138.5
Net charge-offs as a percentage of total credit card balances	1.9	2.0	2.0

During 2020, impaired credit card balances as a percentage of total credit card balances increased as the rate of increase of our impaired credit card balances outpaced the rate of increase of our total credit card balances. Allowances for loan losses for credit card balances as a percentage of both total credit card balances and impaired credit card balances decreased during 2020, reflecting increases in our total credit card balances and impaired credit card balances and a decrease in allowances for loan losses for credit card balances.

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

Net Fee and Commission Income

The following table shows, for the periods indicated, the components of our net fee and commission income:

	Year Ended December 31,						Percentage Change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Fee and commission income	￦	3,718	￦	3,879	￦	4,527	4.3%	16.7%
Fee and commission expense		(1,474)		(1,524)		(1,568)	3.4	2.9

Net fee and commission income	￦	2,243	￦	2,355	￦	2,959	5.0	25.6

Comparison of 2020 to 2019

Our net fee and commission income increased 25.6% from ￦2,355 billion in 2019 to ￦2,959 billion in 2020, due to a 16.7% increase in fee and commission income from ￦3,879 billion in 2019 to ￦4,527 billion in 2020, which was offset in part by a 2.9% increase in fee and commission expense from ￦1,524 billion in 2019 to ￦1,568 billion in 2020.

The 16.7% increase in fee and commission income was primarily due to a 77.8% increase in commissions received on securities business from ￦446 billion in 2019 to ￦793 billion in 2020, which was enhanced by a 48.6% increase in lease fees received from ￦428 billion in 2019 to ￦636 billion in 2020. The increase in commissions received on securities business mainly reflected an increase in the volume of commission-generating securities instruments sold by KB Securities, and the increase in commissions received on lease fees was principally as a result of an increase in automobile lease fees received by KB Capital.

The 2.9% increase in fee and commission expense was principally attributable to a 10.8% increase in other fees paid from ￦344 billion in 2019 to ￦381 billion in 2020, a 14.2% increase in outsourcing related fees paid from ￦190 billion in 2019 to ￦217 billion in 2020 and, to a lesser extent, a 31.0% increase in trading activity related fees paid from ￦29 billion in 2019 to ￦38 billion in 2020, which were offset in part by a 4.8% decrease in credit and debit card related fees and commissions paid from ￦892 billion in 2019 to ￦849 billion in 2020. The increase in other fees paid was mainly due to an increase in other miscellaneous fees paid by KB Insurance and KB Capital, the increase in outsourcing related fees paid mainly reflected an increase in advisory and consulting fees relating to various acquisitions paid by us and Kookmin Bank, and the increase in trading activity related fees paid was primarily attributable to an increase in the volume of transactions conducted by KB Securities. The decrease in credit and debit card related fees paid was mainly driven by a decrease in fees paid in connection with sales agents’ marketing activities due to COVID-19, which led to a decline in face-to-face meetings between sales agents and potential customers.

Comparison of 2019 to 2018

Our net fee and commission income increased 5.0% from ￦2,243 billion in 2018 to ￦2,355 billion in 2019, due to a 4.3% increase in fee and commission income from ￦3,718 billion in 2018 to ￦3,879 billion in 2019, which was offset in part by a 3.4% increase in fee and commission expense from ￦1,474 billion in 2018 to ￦1,524 billion in 2019.

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

For further information regarding our net fee and commission income, see Note 29 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Insurance Income

The following table shows, for the periods indicated, the components of our net insurance income:

	Year Ended December 31,						Percentage Change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Insurance income	￦	11,975	￦	12,317	￦	14,387	2.9%	16.8%
Insurance expense		(11,485)		(12,018)		(14,087)	4.6	17.2

Net insurance income	￦	490	￦	300	￦	300	(38.8)	0.0

Comparison of 2020 to 2019

Our net insurance income remained stable at ￦300 billion in 2019 and 2020. A 16.8% increase in insurance income from ￦12,317 billion in 2019 to ￦14,387 billion in 2020 was offset by a 17.2% increase in insurance expense from ￦12,018 billion in 2019 to ￦14,087 billion in 2020.

The increase in insurance income was mainly due to a 15.2% increase in premium income from ￦11,173 billion in 2019 to ￦12,873 billion in 2020, which was enhanced by a significant increase in income from change in reinsurance assets from ￦42 billion in 2019 to ￦468 billion in 2020. Such increases were principally as a result of an increase in the number of new insurance products sold by KB Life Insurance and KB Insurance, as well as the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020.

The increase in insurance expense was principally attributable to a 75.2% increase in provision of policy reserves from ￦1,547 billion in 2019 to ￦2,710 billion in 2020, which was enhanced by a 14.5% increase in refunds of surrender value paid from ￦2,871 billion in 2019 to ￦3,286 billion in 2020 and a 4.3% increase in insurance claims paid from ￦5,047 billion in 2019 to ￦5,265 billion in 2020. Such increases were mainly due to an increase in the number of new insurance products sold by KB Insurance and KB Life Insurance.

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

Net Gain on Financial Assets and Liabilities at Fair Value through Profit or Loss

The following table shows, for the periods indicated, the components of our net gain on financial assets and liabilities at fair value through profit or loss:

	Year Ended December 31,						Percentage Change
	2018		2019		2020		2019/2018		2020/2019
	(in billions of Won)						(%)
Net gain on financial assets at fair value through profit or loss	￦	790	￦	974	￦	1,302	23.3%		33.7%
Net gain (loss) on derivatives held-for-trading		(283)		1,116		323	N/M	(1)	(71.1)
Net loss on financial liabilities at fair value through profit or loss		(62)		(48)		(125)	(22.6)		160.4
Net loss on financial instruments designated at fair value through profit or loss		(93)		(1,398)		(489)	N/M	(1)	(65.0)

Net gain on financial assets and liabilities at fair value through profit or loss		￦ 352	￦	644	￦	1,011	83.0		57.0

(1)	“N/M” means not meaningful.
(2)	“N/A” means not applicable.

Comparison of 2020 to 2019

Our net gain on financial assets and liabilities at fair value through profit or loss increased 57.0% from ￦644 billion in 2019 to ￦1,011 billion in 2020. Such increase was primarily attributable to a decrease in net loss on financial instruments designated at fair value through profit or loss and an increase in net gain on financial assets at fair value through profit or loss, the effects of which were partially offset by a decrease in net gain on derivatives held-for-trading.

•

Our net loss on financial instruments designated at fair value through profit or loss decreased 65.0% from ￦1,398 billion in 2019 to ￦489 billion in 2020 as a result of a decrease in net losses from financial liabilities designated at fair value through profit or loss. Such decrease was primarily attributable to a 41.5% decrease in losses from financial liabilities designated at fair value through profit or loss from ￦1,954 billion in 2019 to ￦1,143 billion in 2020.

•

Our net gain on financial assets at fair value through profit or loss increased 33.7% from ￦974 billion in 2019 to ￦1,302 billion in 2020, due to a 148.7% increase in net gain on equity securities held for trading from ￦113 billion in 2019 to ￦281 billion in 2020 and an 18.6% increase in net gain on debt securities held for trading from ￦861 billion in 2019 to ￦1,021 billion in 2020.

•

Our net gain on derivatives held-for-trading decreased 71.1% from ￦1,116 billion in 2019 to ￦323 billion in 2020, primarily due to a 75.7% decrease in net revenue from stock or stock index derivatives held-for-trading from ￦1,027 billion in 2019 to ￦250 billion in 2020.

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

For further information regarding our net gain on financial assets and liabilities at fair value through profit or loss, see Note 30 of the notes to our consolidated financial statements included elsewhere in this annual report.

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year Ended December 31,						Percentage Change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Employee compensation and benefits	￦	3,874	￦	3,955	￦	4,343	2.1%	9.8%
Depreciation and amortization		409		784		875	91.7	11.6
Other general and administrative expenses		1,635		1,531		1,615	(6.4)	5.5

General and administrative expenses	￦	5,919	￦	6,271	￦	6,833	5.9	9.0

Comparison of 2020 to 2019

Our general and administrative expenses increased 9.0% from ￦6,271 billion in 2019 to ￦6,833 billion in 2020, primarily as a result of a 9.8% increase in employee compensation and benefits expenses from ￦3,955 billion in 2019 to ￦4,343 billion in 2020, which was enhanced by an 11.6% increase in depreciation and amortization expenses from ￦784 billion in 2019 to ￦875 billion in 2020 and a 5.5% increase in other general and administrative expenses from ￦1,531 billion in 2019 to ￦1,615 billion in 2020.

The increase in employee compensation and benefits was attributable mainly to a 9.0% increase in salaries from ￦2,558 billion in 2019 to ￦2,789 billion in 2020, which was primarily due to an increase in the number of employees due to the acquisitions of PRASAC Microfinance Institution Limited, Prudential Life Insurance and

Bank Bukopin. Such increase was enhanced by a 50.4% increase in termination benefits from ￦240 billion in 2019 to ￦361 billion in 2020, mainly due to our implementation of an early retirement program in December 2020, and, to a lesser extent, a 2.7% increase in other employee benefits from ￦848 billion in 2019 to ￦871 billion in 2020, which was primarily driven by an increase in performance-based compensation paid to our employees in 2020.

The increase in depreciation and amortization expenses was primarily due to the completion of the construction of a second headquarters building for Kookmin Bank in August 2020.

The increase in other general and administrative expenses was attributable mainly to an 8.9% increase in electronic data processing expenses from ￦258 billion in 2019 to ￦281 billion in 2020 and an 8.8% increase in tax and dues from ￦239 billion in 2019 to ￦260 billion in 2020. Such increases were enhanced by a 4.8% increase in service fees from ￦228 billion in 2019 to ￦239 billion in 2020. Such increases were partially offset by a 42.9% decrease in travel expenses from ￦21 billion in 2019 to ￦12 billion in 2020.

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

The increase in depreciation and amortization expenses was attributable mainly to an increase in depreciation and amortization expenses related to our right-of-use assets pursuant to our adoption of IFRS 16. For additional information regarding IFRS 16 and the impact of its application to our consolidated financial statements, see Notes 2.1 of the notes to our consolidated financial statements.

The decrease in other general and administrative expenses was attributable mainly to a 69.5% decrease in rental expenses from ￦361 billion in 2018 to ￦110 billion in 2019, which was primarily due to our adoption of IFRS 16, as discussed above.

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year Ended December 31,						Percentage Change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Other operating income	￦	2,127	￦	2,864	￦	4,757	34.6%	66.1%
Other operating expenses		(3,257)		(3,927)		(6,257)	20.6	59.3

Net other operating expenses	￦	(1,130)	￦	(1,063)	￦	(1,500)	(5.9)	41.1

Comparison of 2020 to 2019

Our net other operating expenses increased 41.1% from ￦1,063 billion in 2019 to ￦1,500 billion in 2020, as a 59.3% increase in other operating expenses from ￦3,927 billion in 2019 to ￦6,257 billion in 2020 outpaced a 66.1% increase in other operating income from ￦2,864 billion in 2019 to ￦4,757 billion in 2020.

Other operating expenses include principally loss on foreign exchange transactions, losses related to financial assets at amortized cost, losses related to financial instruments at fair value through other comprehensive income and other expenses. The 59.3% increase in other operating expense was mainly the result of a 79.2% increase in losses on foreign exchange transactions from ￦1,970 billion in 2019 to ￦3,531 billion in 2020, which was enhanced by a 39.8% increase in other operating expenses from ￦1,920 billion in 2019 to ￦2,684 billion in 2020. The increase in losses on foreign exchange transactions, which was primarily due to higher exchange rate volatility, was partially offset by an increase in gain on foreign exchange transactions, which is recorded as part of other operating income. On a net basis, our net gains on foreign exchange transactions decreased 51.4% from ￦214 billion in 2019 to ￦104 billion in 2020.

Other operating income includes principally gain on foreign exchange transactions, gain on sale of financial assets at fair value through other comprehensive income and other income. The 66.1% increase in other operating income was primarily attributable to a 66.4% increase in gain on foreign exchange transactions from ￦2,184 billion in 2019 to ￦3,635 billion in 2020. The increase in gain on foreign exchange transactions, which was mainly the result of increased exchange rate volatility, was more than offset by an increase in loss on foreign exchange transactions, which is recorded as part of other operating expenses as discussed above.

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

For further information regarding our net other operating expenses, see Note 31 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Non-operating Income

The following table shows, for the periods indicated, the components of our net non-operating income:

	Year Ended December 31,						Percentage Change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Share of profit (losses) of associates	￦	24	￦	16	￦	(44)	(33.3)%	(375.0)%
Net other non-operating income		10		27		189	170.0	600.0

Net non-operating income	￦	34	￦	43	￦	146	26.5	239.5

Comparison of 2020 to 2019

Our net non-operating income increased 239.5% from ￦43 billion in 2019 to ￦146 billion in 2020, primarily as a result of a 600.0% increase in net other non-operating income from ￦27 billion in 2019 to ￦189 billion in 2020, which was partially offset by a change in share of profit (losses) of associates from a net profit of ￦16 billion in 2019 to a net loss of ￦44 billion in 2020.

The 600.0% increase in net other non-operating income was attributable to a 123.0% increase in other non-operating income from ￦209 billion in 2019 to ￦466 billion in 2020, which was partly offset by a 52.2% increase in other non-operating expenses from ￦182 billion in 2019 to ￦277 billion in 2020. The increase in other non-operating income was mainly due to a gain on bargain purchase of ￦145 billion recognized in connection with the acquisition of Prudential Life Insurance in 2020. Such increase was enhanced by a 208.3% increase in gain on disposal of property and equipment from ￦36 billion in 2019 to ￦111 billion in 2020. The increase in other non-operating expenses primarily reflected a 121.5% increase in other expenses, which was mainly attributable to an increase in provisions in connection with certain litigations involving KB Securities.

The 375.0% decrease in share of profit of associates was primarily due to a decrease in profits of equity-method investees of Kookmin Bank.

Comparison of 2019 to 2018

Our net non-operating income increased 26.5% from ￦34 billion in 2018 to ￦43 billion in 2019, primarily as a result of a 170.0% increase in net other non-operating income from ￦10 billion in 2018 to ￦27 billion in 2019, which was partially offset by a 33.3% decrease in share of profit of associates from ￦24 billion in 2018 to ￦16 billion in 2019.

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

Comparison of 2020 to 2019

Income tax expense increased 3.2% from ￦1,221 billion in 2019 to ￦1,260 billion in 2020, due to a 9.5% increase in tax payable from ￦992 billion in 2019 to ￦1,086 billion in 2020 and a 12.9% increase in changes in deferred income tax assets (liabilities) from ￦286 billion in 2019 to ￦323 billion in 2020, which were partially offset by a 163.2% increase in income tax recognized directly in equity and others from ￦57 billion in 2019 to ￦150 billion in 2020. The increase in tax payable was due to a 5.4% increase in current tax expense from ￦1,043 billion in 2019 to ￦1,099 billion in 2020, which resulted from the increase in our profit before income tax, as well as a 74.5% decrease in adjustments recognized in the period for the current tax of prior years from ￦51 billion in 2019 to ￦13 billion in 2020. The increase in income tax recognized directly in equity and others was primarily attributable to a 584.6% increase in net losses on financial instruments at fair value through other comprehensive income from ￦13 billion in 2019 to ￦89 billion in 2020. Our effective tax rate was 26.4% in 2020 compared to 26.9% in 2019.

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

See Note 34 of the notes to our consolidated financial statements included elsewhere in this annual report.

Profit for the Year

As a result of the factors described above, our profit for the year was ￦3,502 billion in 2020, compared to ￦3,313 billion in 2019 and ￦3,062 billion in 2018.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Profit(1) for the Year Ended December 31,						Total Operating Revenue(2) for the Year Ended December 31,
	2018		2019		2020		2018		2019		2020
	(in billions of Won)
Retail banking operations	￦	609	￦	552	￦	421	￦	2,989	￦	2,980	￦	2,919
Corporate banking operations		1,012		1,060		918		2,319		2,376		2,834
Other banking operations		638		827		980		1,271		1,591		1,798
Credit card operations		287		317		324		1,525		1,471		1,538
Investment and securities operations		179		258		426		998		1,113		1,448
Life insurance operations		15		16		33		113		107		237
Non-life insurance operations		262		235		164		1,183		1,186		1,027
Other		128		182		406		461		608		691

Total(3)	￦	3,130	￦	3,447	￦	3,672	￦	10,859	￦	11,432	￦	12,492

(1)	After deduction of income tax allocated to each segment. See Note 5 of the notes to our consolidated financial statements.
(2)	Represents operating revenue from external customers. See Note 5 of the notes to our consolidated financial statements.
(3)	Prior to adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

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

Retail Banking Operations

This segment consists of retail banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Income statement data
Interest income	￦	4,548	￦	4,873	￦	4,520	7.1%	(7.2)%
Interest expense		(1,587)		(1,725)		(1,341)	8.7	(22.3)
Net fee and commission income		490		472		407	(3.7)	(13.8)
Net other operating expense		(462)		(640)		(666)	38.5	4.1
General and administrative expenses		(1,970)		(1,982)		(2,073)	0.6	4.6
Reversal of (provision for) credit losses		(179)		(236)		(265)	31.8	12.3

Profit before income tax		840		761		581	(9.4)	(23.7)
Tax expense		(231)		(209)		(160)	(9.5)	(23.4)

Profit for the year	￦	609	￦	552	￦	421	(9.4)	(23.7)

Comparison of 2020 to 2019

Our profit before income tax for this segment decreased 23.7% from ￦761 billion in 2019 to ￦581 billion in 2020.

Interest income from our retail banking operations decreased 7.2% from ￦4,873 billion in 2019 to ￦4,520 billion in 2020. This decrease was mainly due to decreases in the average yields on mortgage loans, other consumer loans and home equity loans, the effects of which were enhanced by a decrease in the average volume of home equity loans and partially offset by increases in the average volumes of mortgage loans and other consumer loans from 2019 to 2020.

Interest expense for this segment decreased 22.3% from ￦1,725 billion in 2019 to ￦1,341 billion in 2020. Our largest and most important funding source is deposits from retail customers, which represent more than half of our total deposits. The decrease in interest expense for this segment was mainly due to decreases in the average costs on demand deposits, time deposits and certificates of deposit, the effects of which were enhanced by a decrease in the average volume of certificates of deposit and partially offset by increases in the average volumes of demand deposits and time deposits.

Net fee and commission income attributable to this segment decreased 13.8% from ￦472 billion in 2019 to ￦407 billion in 2020, mainly due to a decrease in fees received from specified money trusts.

Net other operating expense attributable to this segment increased 4.1% from ￦640 billion in 2019 to ￦666 billion in 2020, mainly as a result of increases in expenses related to inter-segment borrowings and foreign currency trading, which were partially offset by an increase in gains from the sale of loans.

General and administrative expenses attributable to this segment increased 4.6% from ￦1,982 billion in 2019 to ￦2,073 billion in 2020, primarily due to an increase in common administrative expenses allocated to the retail banking segment, the effects of which were offset in part by decreases in business promotion expenses and employee compensation and benefits.

Provision for credit losses increased 12.3% from ￦236 billion in 2019 to ￦265 billion in 2020, mainly due to increases in provisions for credit losses of retail loans and unused retail loan commitments, resulting from an increase in retail loans and additional provisions due to COVID-19.

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

Provision for credit losses increased 31.8% from ￦179 billion in 2018 to ￦236 billion in 2019, mainly due to an increase in the outstanding volume of our retail loans, as well as our preemptive measures to account for a potential increase in expected credit losses that could result from an overall deterioration in the asset quality of such loans.

Corporate Banking Operations

This segment consists of corporate banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2018		2019		2020		2019/2018		2020/2019
	(in billions of Won)						(%)
Income statement data
Interest income	￦	4,268	￦	4,643	￦	4,900	8.8%		5.5%
Interest expense		(1,514)		(1,798)		(1,662)	18.8		(7.6)
Net fee and commission income		288		349		363	21.2		4.0
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		14		(3)		(52)	N/M	(1)	N/M (1)
Net other operating expense		(642)		(611)		(537)	(4.8)		(12.1)
General and administrative expenses		(1,092)		(1,242)		(1,555)	13.7		25.2
Reversal of (provision for) credit losses		77		126		(204)	63.6		N/M (1)
Net other non-operating revenue		—		—		5	N/A	(2)	N/A (2)

Profit before income tax		1,399		1,464		1,258	4.6		(14.1)
Tax expense		(387)		(404)		(340)	4.4		(15.8)

Profit for the year	￦	1,012	￦	1,060	￦	918	4.7		(13.4)

(1)	“N/M” means not meaningful.
(2)	“N/A” means not applicable.

Comparison of 2020 to 2019

Our profit before income tax for this segment decreased 14.1% from ￦1,464 billion in 2019 to ￦1,258 billion in 2020.

Interest income from our corporate banking operations increased 5.5% from ￦4,643 billion in 2019 to ￦4,900 billion in 2020. This increase was principally due to the additions of PRASAC Microfinance Institution Limited and Bank Bukopin as subsidiaries of Kookmin Bank in 2020, the effects of which were enhanced by an increase in the average volume of corporate loans of Kookmin Bank and partially offset by a decrease in the average yields on such loans from 2019 to 2020.

Interest expense for this segment decreased 7.6% from ￦1,798 billion in 2019 to ￦1,662 billion in 2020. This decrease was principally due to a decrease in the average cost of deposits held by corporate customers of Kookmin Bank from 2019 to 2020, which was partially offset by an increase in the average volume of such deposits and the additions of PRASAC Microfinance Institution Limited and Bank Bukopin as subsidiaries of Kookmin Bank in 2020.

Net fee and commission income attributable to this segment increased 4.0% from ￦349 billion in 2019 to ￦363 billion in 2020, primarily due to the additions of PRASAC Microfinance Institution Limited and Bank Bukopin as subsidiaries of Kookmin Bank in 2020.

Net loss from financial assets and liabilities at fair value through profit or loss attributable to this segment significantly increased from ￦3 billion in 2019 to ￦52 billion in 2020, principally as a result of an increase in net loss from derivatives held-for-trading by a foreign subsidiary from 2019 to 2020.

Net other operating expense attributable to this segment decreased 12.1% from ￦611 billion in 2019 to ￦537 billion in 2020, mainly as a result of a decrease in expenses related to inter-segment borrowings, which was enhanced by an increase in net other operating income of Kookmin Bank’s foreign subsidiaries.

General and administrative expenses attributable to this segment increased 25.2% from ￦1,242 billion in 2019 to ￦1,555 billion in 2020, principally due to the additions of PRASAC Microfinance Institution Limited and Bank Bukopin as subsidiaries of Kookmin Bank in 2020, the effects of which were enhanced by increases in salary and benefits expenses and common administrative expenses allocated to the corporate banking segment.

Reversal of (provision for) credit losses attributable to this segment changed from a net reversal of ￦126 billion in 2019 to a net provision of ￦204 billion in 2020, due mainly to an increase in corporate loans and additional provisions due to COVID-19, which was enhanced by the additions of PRASAC Microfinance Institution Limited and Bank Bukopin as subsidiaries of Kookmin Bank in 2020.

Net other non-operating revenue attributable to this segment increased from nil in 2019 to ￦5 billion in 2020, mainly due to the addition of Bank Bukopin as a subsidiary of Kookmin Bank in 2020.

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

Other Banking Operations

This segment primarily consists of Kookmin Bank’s banking operations other than retail and corporate banking operations, including treasury activities and Kookmin Bank’s “back office” administrative operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,205	￦	1,264	￦	1,037	4.9%	(18.0)%
Interest expense		(818)		(894)		(698)	9.3	(21.9)
Net fee and commission income		344		312		298	(9.3)	(4.5)
Net gain from financial assets and liabilities at fair value through profit or loss		312		425		297	36.2	(30.1)
Net other operating income		407		651		973	60.0	49.5
General and administrative expenses		(705)		(663)		(574)	(6.0)	(13.4)
Reversal of (provision for) credit losses		8		7		(15)	(12.5)	N/M (2)
Share of profit (loss) of associates		50		29		(48)	(42.0)	N/M (2)
Net other non-operating revenue (expense)		45		(39)		23	N/M (2)	N/M (2)

Profit before income tax		847		1,093		1,293	29.0	18.3
Tax expense		(209)		(266)		(313)	27.3	17.7

Profit for the year	￦	638	￦	827	￦	980	29.6	18.5

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.

Comparison of 2020 to 2019

Our profit before income tax for this segment increased 18.3% from ￦1,093 billion in 2019 to ￦1,293 billion in 2020.

Interest income from our other banking operations decreased 18.0% from ￦1,264 billion in 2019 to ￦1,037 billion in 2020, mainly due to decreases in the average yields on other banking loans and debt securities in this segment from 2019 to 2020, which were offset in part by increases in the average volumes of such loans and securities.

Interest expense for this segment decreased 21.9% from ￦894 billion in 2019 to ￦698 billion in 2020. This decrease was principally due to decreases in the average costs of demand deposits, time deposits, certificates of deposit, borrowings and debentures in this segment, which were partially offset by increases in the average volumes of such deposits, borrowings and debentures.

Net fee and commission income attributable to this segment decreased 4.5% from ￦312 billion in 2019 to ￦298 billion in 2020, mainly due to an increase in net fee and commission expense from our funds and trusts in this segment.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 30.1% from ￦425 billion in 2019 to ￦297 billion in 2020, principally as a result of a decrease in net gain on derivatives held-for-trading and a decrease in net gain on financial assets and liabilities at fair value through profit or loss attributable to our funds and trusts, which were partially offset by an increase in net gains on short-term securities held-for-trading.

Net other operating income attributable to this segment increased 49.5% from ￦651 billion in 2019 to ￦973 billion in 2020, mainly as a result of an increase in net gain on foreign exchange translations.

General and administrative expenses attributable to this segment decreased 13.4% from ￦663 billion in 2019 to ￦574 billion in 2020, primarily due to a decrease in common administrative expenses allocated to this segment, which was partially offset by increases in salary and benefit expenses and depreciation expenses.

Reversal of (provision for) credit losses attributable to this segment changed from a net reversal of ￦7 billion in 2019 to a net provision of ￦15 billion in 2020, due mainly to increases in provisions related to receivables and foreign currency loans in this segment.

Share of profit (loss) of associates attributable to this segment changed from a net profit of ￦29 billion in 2019 to a net loss of ￦48 billion in 2020, principally as a result of losses incurred in connection with our investments in affiliates, including Bank Bukopin, in 2020.

Net other non-operating revenue (expense) attributable to this segment changed from a net expense of ￦39 billion in 2019 to a net revenue of ￦23 billion in 2020, primarily due to increases in gains from sales of investment property and other assets held for sale. Such increases were partially offset by a decrease in dividend income from equity method investments.

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

Credit Card Operations

This segment consists of credit card activities conducted by KB Kookmin Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,474	￦	1,581	￦	1,632	7.3%	3.2%
Interest expense		(306)		(351)		(366)	14.7	4.3
Net fee and commission income		265		262		400	(1.1)	52.7
Net insurance income		18		16		13	(11.1)	(18.8)
Net gain from financial assets and liabilities at fair value through profit or loss		4		—		6	N/A (1)	N/A (1)
Net other operating expense		(150)		(247)		(331)	64.7	34.0
General and administrative expenses		(405)		(442)		(515)	9.1	16.5
Reversal of (provision for) credit losses		(431)		(440)		(396)	2.1	(10.0)
Share of profit of associates and joint ventures		—		1		1	N/A (1)	0.0
Net other non-operating revenue (expense)		(32)		3		(6)	N/M (2)	N/M (2)

Profit before income tax		437		384		438	(12.1)	14.1
Tax expense		(150)		(67)		(114)	(55.3)	70.1

Profit for the year	￦	287	￦	317	￦	324	10.5	2.2

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.

Comparison of 2020 to 2019

Our profit before income tax for this segment increased 14.1% from ￦384 billion in 2019 to ￦438 billion in 2020.

Interest income from our credit card operations increased 3.2% from ￦1,581 billion in 2019 to ￦1,632 billion in 2020. This increase was primarily due to an increase in the average volume of credit card receivables, which was offset in part by a decrease in the average yields on such receivables.

Interest expense for this segment increased 4.3% from ￦351 billion in 2019 to ￦366 billion in 2020. This increase was primarily due to increases in the average volumes of debentures and borrowings issued by KB Kookmin Card, which were partially offset by decreases in the average costs of such debentures and borrowings.

Net fee and commission income attributable to this segment increased 52.7% from ￦262 billion in 2019 to ￦400 billion in 2020, mainly due to increases in commissions relating to payment gateways received and a decrease in credit card commissions paid.

Net insurance income attributable to this segment decreased 18.8% from ￦16 billion in 2019 to ￦13 billion in 2020, which was primarily caused by a decrease in the number of customers using related services.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased from nil to ￦6 billion in 2020, primarily due to increases in dividend income from equity securities and, to a lesser extent, gains from sales of investment trust beneficiary certificates.

Net other operating expense attributable to this segment increased 34.0% from ￦247 billion in 2019 to ￦331 billion in 2020, primarily due to increases in membership reward program-related expenses and provisions, which were enhanced by a decrease in net gains on foreign currency transactions.

General and administrative expenses attributable to this segment increased 16.5% from ￦442 billion in 2019 to ￦515 billion in 2020, mainly due to an increase in salary and employee benefit expenses and depreciation and amortization expenses in this segment.

Provision for credit losses decreased 10.0% from ￦440 billion in 2019 to ￦396 billion in 2020, mainly due to decreases in provisions for cash advances and card loans.

Share of profit of associates and joint ventures attributable to this segment remained stable at ￦1 billion in 2019 and 2020.

Net other non-operating revenue (expense) attributable to this segment changed from a net revenue of ￦3 billion in 2019 to a net expense of ￦6 billion in 2020, primarily due to the recognition of a one-time tax refund in 2019 that was not repeated in 2020.

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

Investment and Securities Operations

This segment consists primarily of securities brokerage, investment banking, securities investment and trading and other capital markets activities conducted by KB Securities, including its predecessor entities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Income statement data
Interest income	￦	819	￦	852	￦	820	4.0%	(3.8)%
Interest expense		(277)		(322)		(310)	16.2	(3.7)
Net fee and commission income		626		580		917	(7.3)	58.1
Net gain (loss) from financial assets and liabilities at fair value through profit or loss		(222)		(104)		118	(53.2)	N/M	(2)
Net other operating income (expense)		34		88		(103)	158.8	N/M	(2)
General and administrative expenses		(735)		(757)		(845)	3.0	11.6
Reversal of (provision for) credit losses		(10)		(14)		(24)	40.0	71.4
Share of profit of associates and joint ventures		—		—		4	N/A (1)	N/A	(1)
Net other non-operating revenue		14		31		4	121.4	(87.1)

Profit before income tax		249		353		582	41.8	64.9
Tax expense		(70)		(95)		(156)	35.7	64.2

Profit for the year	￦	179	￦	258	￦	426	44.1	65.1

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.

Comparison of 2020 to 2019

Our profit before income tax for this segment increased 64.9% from ￦353 billion in 2019 to ￦582 billion in 2020.

Interest income from our investment and securities operations decreased 3.8% from ￦852 billion in 2019 to ￦820 billion in 2020. This decrease was primarily due to decreases in the average yields on deposits and other government bonds held by KB Securities, which were partially offset by increases in the volumes of such financial assets.

Interest expense for this segment decreased 3.7% from ￦322 billion in 2019 to ￦310 billion in 2020, principally as a result of decreases in the average costs of debentures and bonds sold under repurchase agreements, which were partially offset by an increase in interest expense on other borrowings as well as increases in the average volumes of debentures and bonds sold under repurchase agreements.

Net fee and commission income attributable to this segment increased 58.1% from ￦580 billion in 2019 to ￦917 billion in 2020, primarily due to an increase in securities brokerage commissions received resulting from the high volume of activity in the Korean securities trading market in 2020.

Net gain (loss) from financial assets and liabilities at fair value through profit or loss attributable to this segment changed from a net loss of ￦104 billion in 2019 to a net gain of ￦118 billion in 2020, principally due to a decrease in losses from derivative-linked securities at fair value through profit or loss, which was partially offset by a decrease in gains related to derivatives.

Net other operating income (expenses) attributable to this segment changed from a net income of ￦88 billion in 2019 to a net expense of ￦103 billion in 2020, primarily due to an increase in net loss on foreign currency translation with respect to foreign currency-denominated assets and liabilities, mainly as a result of increased exchange rate volatility.

General and administrative expenses attributable to this segment increased 11.6% from ￦757 billion in 2019 to ￦845 billion in 2020, primarily due to increases in short-term employee benefits and early retirement benefits paid in connection with the re-configuration of the compensation structure of KB Securities, which took place in 2020.

Provision for credit losses increased 71.4% from ￦14 billion in 2019 to ￦24 billion in 2020, primarily due to an increase in provisions for other financial assets.

Share of profit of associates and joint ventures attributable to this segment increased from nil in 2019 to ￦4 billion in 2020, mainly due to an increase in profits of equity-method investees, which was offset in part by an increase in loss on the sale of equity-method investees.

Net other non-operating revenue attributable to this segment decreased 87.1% from ￦31 billion in 2019 to ￦4 billion in 2020, mainly due to an increase in other non-operating expenses, which was offset in part by increases in sales of investment property and rental revenue.

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

Interest expense for this segment increased 16.2% from ￦277 billion in 2018 to ￦322 billion in 2019, principally as a result of an increase in the average cost of borrowings issued by KB Securities, mainly reflecting the higher interest rate environment in Korea in 2019 compared to 2018, which was enhanced by an increase in the volume of such borrowings.

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

Provision for credit losses increased 40.0% from ￦10 billion in 2018 to ￦14 billion in 2019, primarily due to our preemptive measures to account for a potential increase in expected credit losses that could result from a deterioration in the overall asset quality of the loan portfolio of KB Securities.

Share of profit of associates and joint ventures attributable to this segment remained constant at less than ￦1 billion in 2018 and 2019.

Net other non-operating revenue attributable to this segment increased 121.4% from ￦14 billion in 2018 to ￦31 billion in 2019, mainly due to an increase in income from sale of investment properties.

Life Insurance Operations

This segment consists of the life insurance operations of KB Life Insurance and, from August 2020, those of Prudential Life Insurance. We acquired all of the outstanding shares of Prudential Life Insurance from Prudential Financial, Inc. in August 2020, as a result of which Prudential Life Insurance became our wholly-owned subsidiary. See “—Overview—Acquisitions.” The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Income statement data
Interest income	￦	185	￦	159	￦	261	(14.1)%	64.2%
Net fee and commission expense		(13)		(17)		(18)	30.8	5.9
Net insurance expense		(140)		(122)		(91)	(12.9)	(25.4)
Net gain from financial assets and liabilities at fair value through profit or loss		63		67		71	6.3	6.0
Net other operating income (expense)		(10)		(2)		5	(80.0)	N/M	(2)
General and administrative expenses		(63)		(67)		(152)	6.3	126.9
Reversal of (provision for) credit losses		—		3		—	N/A (1)	N/A	(1)
Net other non-operating income (expense)		(1)		—		(16)	N/A (1)	N/A	(1)

Profit before income tax		21		21		60	—	185.7
Tax expense(3)		(6)		(5)		(27)	(16.7)	440.0

Profit for the year	￦	15	￦	16	￦	33	6.7	106.3

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.
(3)	Represents income tax attributable to KB Life Insurance and Prudential Life Insurance from August 2020.

Comparison of 2020 to 2019

Our profit before income tax for this segment increased 185.7% from ￦21 billion in 2019 to ￦60 billion in 2020.

Interest income from our life insurance operations increased 64.2% from ￦159 billion in 2019 to ￦261 billion in 2020, primarily due to the additional interest income attributable to the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020.

Net fee and commission expense attributable to this segment increased 5.9% from ￦17 billion in 2019 to ￦18 billion in 2020, primarily due to the additional expenses attributable to the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020, which were enhanced by an increase in fee expenses related to the trading operations of KB Life Insurance.

Net insurance expense attributable to this segment decreased 25.4% from ￦122 billion in 2019 to ￦91 billion in 2020, mainly due to an increase in insurance income due to increased new insurance contracts for KB Life Insurance, which was as enhanced by the additional insurance income attributable to the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020. Such increases were offset in part by an increase in insurance expense, which was mainly due to an increase in KB Life Insurance’s insurance expenses and the addition of Prudential Life Insurance as a consolidated subsidiary.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased 6.0% from ￦67 billion in 2019 to ￦71 billion in 2020, primarily due to an increase in gains relating to investment trust beneficiary certificates, which was partially offset by a decrease in interest from derivative-linked securities and gains from sales of consigned beneficiary certificates.

Net other operating income (expense) attributable to this segment changed from a net expense of ￦2 billion in 2019 to a net income of ￦5 billion in 2020, principally due to an increase in KB Life Insurance’s gains related to currency forwards and sales of bonds in addition to additional gains from currency forwards attributable to the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020. Such effects were offset in part by an increase in KB Life Insurance’s loss on the valuation of securities at amortized cost and additional losses on the valuation of foreign currency-denominated assets and liabilities attributable to the addition of Prudential Life Insurance as a consolidated subsidiary.

General and administrative expenses attributable to this segment increased 126.9% from ￦67 billion in 2019 to ￦152 billion in 2020, primarily due to an increase in salary expenses in this segment, which was enhanced by the addition of salary expenses attributable to the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020.

Reversal of provision for credit losses decreased from ￦3 billion in 2019 to nil in 2020, mainly due to decreases in reversals relating to Won currency loans, other financial assets and Won currency securities.

Net other non-operating expense increased from nil in 2019 to ￦16 billion in 2020, primarily due to provisions for legal proceedings of KB Life Insurance relating to a dispute over the payment of annuities.

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

Non-Life Insurance Operations

This segment consists of the non-life insurance operations of KB Insurance. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2018		2019		2020		2019/2018	2020/2019
			(in billions of Won)				(%)
Income statement data
Interest income	￦	616	￦	618	￦	617	0.3%	(0.2)%
Interest expense		—		(1)		(1)	N/A (1)	—
Net fee and commission expense		(147)		(153)		(171)	4.1	11.8
Net insurance income		611		415		377	(32.1)	(9.2)
Net gain from financial assets and liabilities at fair value through profit or loss		181		265		259	46.4	(2.3)
Net other operating income (expense)		(98)		(13)		(48)	(86.7)	269.2
General and administrative expenses		(789)		(844)		(829)	7.0	(1.8)
Reversal of (provision for) credit losses		(14)		13		8	N/M (2)	(38.5)
Net other non-operating revenue		7		26		16	271.4	(38.5)

Profit before income tax		367		327		228	(10.9)	(30.3)
Tax expense		(105)		(92)		(64)	(12.4)	(30.4)

Profit for the year	￦	262	￦	235	￦	164	(10.3)	(30.2)

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.

Comparison of 2020 to 2019

Our profit before income tax for this segment decreased 30.3% from ￦327 billion in 2019 to ￦228 billion in 2020.

Interest income attributable to this segment decreased slightly from ￦618 billion in 2019 to ￦617 billion in 2020. Interest expense attributable to this segment remained stable at ￦1 billion in 2019 and 2020.

Net fee and commission expense attributable to this segment increased 11.8% from ￦153 billion in 2019 to ￦171 billion in 2020, mainly due to an increase in payment and outsourcing-related fees paid, which was enhanced by a decrease in fee income from credit-related business.

Net insurance income attributable to this segment decreased 9.2% from ￦415 billion in 2019 to ￦377 billion in 2020, primarily due to an increase in insurance expenses, mainly reflecting an increase in insurance claims paid as well as payments on surrenders and withdrawals made by KB Insurance, which outpaced an increase in insurance income.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment decreased 2.3% from ￦265 billion in 2019 to ￦259 billion in 2020, primarily as a result of an increase in loss from securities held at fair value through profit or loss, which was partially offset by increases in gains from derivative-linked securities and beneficiary certificates at fair value through profit or loss.

Net other operating expense attributable to this segment increased 269.2% from ￦13 billion in 2019 to ￦48 billion in 2020, due mainly to an increase in other operating expenses such as losses from other fair value hedges and losses on valuations of foreign currency-denominated assets and liabilities, which was offset in part by an increase in other operating income such as gains on valuations of currency forwards and gains on valuations of foreign currency-denominated assets and liabilities.

General and administrative expenses attributable to this segment decreased 1.8% from ￦844 billion in 2019 to ￦829 billion in 2020, principally due to a decrease in employee compensation and retirement benefits, which was partially offset by increases in other employee benefits in the form of welfare points awarded to employees and electronic data processing expenses.

Reversals of provision for credit losses decreased 38.5% from ￦13 billion in 2019 to ￦8 billion in 2020, primarily due to a decrease in the reversal of provisions for Won currency loans, which was partially offset by a decrease in provisions for other assets.

Net other non-operating revenue attributable to this segment decreased 38.5% from ￦26 billion in 2019 to ￦16 billion in 2020, principally due to a decrease in other non-operating revenue, which was enhanced by an increase in loss on disposal of property and equipment.

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

Other

“Other” includes the operations of our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2020 except Kookmin Bank, KB Kookmin Card, KB Securities, KB Life Insurance, KB Insurance and Prudential Life Insurance, including principally KB Asset Management, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Savings Bank and KB Capital. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Income statement data
Interest income	￦	645	￦	688	￦	727	6.7%	5.7%
Interest expense		(354)		(391)		(412)	10.5	5.4
Net fee and commission income		386		541		776	40.2	43.4
Net gain from financial assets and liabilities at fair value through profit or loss		89		138		397	55.1	187.7
Net other operating expense		(137)		(243)		(472)	77.4	94.2
General and administrative expenses		(309)		(374)		(406)	21.0	8.6
Reversal of (provision for) credit losses		(124)		(128)		(148)	3.2	15.6
Share of profit of associates		3		7		1	133.3	(85.7)
Net other non-operating revenue		17		35		41	105.9	17.1

Profit before income tax		216		273		504	26.4	84.6
Tax expense(1)		(88)		(90)		(97)	2.3	7.8

Profit for the year	￦	128	￦	182	￦	406	42.2	123.1

(1)

Represents income tax attributable to our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB except Kookmin Bank, KB Kookmin Card, KB Securities (including its predecessor entities), KB Life Insurance, KB Insurance and Prudential Life Insurance.

Comparison of 2020 to 2019

Our profit before income tax for this segment increased 84.6% from ￦273 billion in 2019 to ￦504 billion in 2020.

Interest income attributable to this segment increased 5.7% from ￦688 billion in 2019 to ￦727 billion in 2020. This increase was primarily due to increases in the average volumes of loans of KB Capital and, to a lesser extent, KB Savings Bank.

Interest expense attributable to this segment increased 5.4% from ￦391 billion in 2019 to ￦412 billion in 2020, mainly due to increases in the average volumes of debentures of KB Capital and, to a lesser extent, our holding company on a separate basis.

Net fee and commission income attributable to this segment increased 43.4% from ￦541 billion in 2019 to ￦776 billion in 2020, principally reflecting increases in lease and rental fees received by KB Capital and, to a lesser extent, trust fees received by KB Asset Management and KB Real Estate Trust.

Net gain from financial assets and liabilities at fair value through profit or loss attributable to this segment increased 187.7% from ￦138 billion in 2019 to ￦397 billion in 2020, primarily as a result of an increase in gains from transactions on debt securities by a consolidated fund owned by our holding company.

Net other operating expense attributable to this segment increased 94.2% from ￦243 billion in 2019 to ￦472 billion in 2020, which mainly reflected an increase in depreciation and amortization expenses with respect to leased assets of KB Capital and, to a lesser extent, an increase in losses on valuations of foreign currency-denominated assets and liabilities of consolidated funds owned by our holding company.

General and administrative expenses attributable to this segment increased 8.6% from ￦374 billion in 2019 to ￦406 billion in 2020, principally due to an increase in the salary expenses of our holding company, KB Asset Management, KB Capital and KB Investment, which was enhanced by an increase in advertisement expenses of KB Capital and KB Savings Bank.

Provision for credit losses increased 15.6% from ￦128 billion in 2019 to ￦148 billion in 2020, primarily due to increases in provisions for Won currency loans of one of our consolidated funds and KB Capital, which were enhanced by an increase in provisions for other financial assets of KB Real Estate Trust.

Share of profit of associates attributable to this segment decreased 85.7% from ￦7 billion in 2019 to ￦1 billion in 2020, mainly reflecting increases in valuation loss on equity-method investments of KB Investment.

Net other non-operating revenue attributable to this segment increased 17.1% from ￦35 billion in 2019 to ￦41 billion in 2020, principally reflecting an increase in the rental income of real estate funds included in this segment.

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

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,						Percentage Change
	2018		2019		2020		2019/2018	2020/2019
	(in billions of Won)						(%)
Cash and due from financial institutions	￦	20,274	￦	20,838	￦	25,609	2.8%	22.9%
Financial assets at fair value through profit or loss		50,988		53,549		61,035	5.0	14.0
Derivative financial assets		2,026		3,191		5,545	57.5	73.8
Financial investments		61,665		71,783		98,695	16.4	37.5
Loans:
Loans to banks		3,484		4,011		5,577	15.1	39.0

Loans to customers other than banks:
Loans in Won		276,859		289,616		317,875	4.6	9.8
Loans in foreign currencies		4,970		8,558		19,252	72.2	125.0
Domestic import usance bills		2,817		2,618		2,152	(7.1)	(17.8)
Off-shore funding loans		845		1,388		1,204	64.3	(13.3)
Call loans		1,474		610		1,582	(58.6)	159.3
Bills bought in Won		3		3		2	—	(33.3)
Bills bought in foreign currencies		3,427		2,159		1,739	(37.0)	(19.5)
Guarantee payments under payment guarantee		4		3		8	(25.0)	166.7
Credit card receivables in Won		17,346		18,642		18,735	7.5	0.5
Credit card receivables in foreign currencies		8		6		63	(25.0)	N/M (1)
Bonds purchased under repurchase agreements		3,342		6,149		3,175	84.0	(48.4)
Privately placed bonds		823		971		1,154	18.0	18.8
Factored receivables		6		—		—	N/A (2)	N/A (2)
Lease receivables		1,795		1,580		1,441	(12.0)	(8.8)
Loans for installment credit		4,608		5,776		6,491	25.3	12.4

Total loans to customers other than banks		318,327		338,081		374,873	6.2	10.9
Less:
Allowances for loan losses		(2,609)		(2,408)		(3,283)	(7.7)	36.3

Total loans, net		319,202		339,684		377,167	6.4	11.0
Property and equipment		4,271		5,067		5,434	18.6	7.2
Other assets(3)		21,161		24,427		37,187	15.4	52.2

Total assets	￦	479,588	￦	518,538	￦	610,672	8.1	17.8

(1)	“N/M” means not meaningful.
(2)	“N/A” means not applicable.
(3)

Includes investments in associates and joint ventures, investment properties, intangible assets, net defined benefit assets, current income tax assets, deferred income tax assets, assets held for sale and miscellaneous other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Comparison of 2020 to 2019

Our total assets increased 17.8% from ￦518,538 billion as of December 31, 2019 to ￦610,672 billion as of December 31, 2020, principally due to an 11.0% increase in loans from ￦339,684 billion as of December 31, 2019 to ￦377,167 billion as of December 31, 2020, a 37.5% increase in financial investments from ￦71,783 billion as of December 31, 2019 to ￦98,695 billion as of December 31, 2020 and a 52.2% increase in other assets from ￦24,427 billion as of December 31, 2019 to ￦37,187 billion as of December 31, 2020. The increase in loans was mainly due to increases in loans in Korean Won and, to a lesser extent, loans in foreign currencies. The increase in financial investments was primarily attributable to an increase in our debt securities portfolio, and the increase in other assets was mainly driven by an increase in miscellaneous other assets.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,						Percentage Change
	2018		2019		2020		2019/2018		2020/2019
	(in billions of Won)						(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	15,327	￦	15,368	￦	11,810	0.3%		(23.2)%
Deposits		276,770		305,593		338,580	10.4		10.8
Borrowings		33,005		37,819		49,827	14.6		31.8
Debentures		53,279		50,936		62,761	(4.4)		23.2
Provisions		526		528		715	0.4		35.4
Insurance liabilities		33,413		34,967		54,415	4.7		55.6
Other liabilities(1)		31,556		34,208		49,203	8.4		43.8

Total liabilities		443,875		479,419		567,311	8.0		18.3

Equity:
Capital stock		2,091		2,091		2,091	—		—
Hybrid securities		—		399		1,696	N/A	(2)	325.1
Capital surplus		17,122		17,123		16,724	—		(2.3)
Accumulated other comprehensive income		178		348		612	95.5		75.9
Retained earnings		17,282		19,710		22,517	14.0		14.2
Treasury shares		(969)		(1,136)		(1,136)	17.2		—

Equity attributable to stockholders		35,704		38,534		42,504	7.9		10.3
Non-controlling interests		9		585		857	N/M	(3)	46.5

Total equity		35,713		39,119		43,361	9.5		10.8

Total liabilities and equity	￦	479,588	￦	518,538	￦	610,672	8.1		17.8

(1)	Includes derivative financial liabilities, current income tax liabilities, deferred income tax liabilities, net defined benefit liabilities and miscellaneous other liabilities.
(2)	“N/A” means not applicable.
(3)	“N/M” means not meaningful.

Comparison of 2020 to 2019

Our total liabilities increased 18.3% from ￦479,419 billion as of December 31, 2019 to ￦567,311 billion as of December 31, 2020. The increase was primarily due to a 10.8% increase in deposits from ￦305,593 billion as of December 31, 2019 to ￦338,580 billion as of December 31, 2020, and to a lesser extent, a 55.6% increase in insurance liabilities from ￦34,967 billion as of December 31, 2019 to ￦54,415 billion as of December 31, 2020, and a 43.8% increase in other liabilities from ￦34,208 billion as of December 31, 2019 to ￦49,203 billion as of December 31, 2020, a 31.8% increase in borrowings from ￦37,819 billion as of December 31, 2019 to ￦49,827 billion as of December 31, 2020 and a 23.2% increase in debentures from ￦50,936 billion as of December 31, 2019 to ￦62,761 billion as of December 31, 2020. Our deposits increased mainly as a result of an increase in demand deposits, which was partially offset by decreases in time deposits and certificates of deposit.

Our total equity increased 10.8% from ￦39,119 billion as of December 31, 2019 to ￦43,361 billion as of December 31, 2020. This increase resulted principally from an increase in our retained earnings, which was attributable mainly to the profit we generated in 2020, as well as increased issuances of hybrid securities in 2020 compared to 2019.

Comparison of 2019 to 2018

Our total liabilities increased 8.0% from ￦443,875 billion as of December 31, 2018 to ￦479,419 billion as of December 31, 2019. The increase was primarily due to a 10.4% increase in deposits from ￦276,770 billion as of December 31, 2018 to ￦305,593 billion as of December 31, 2019, as well as a 14.6% increase in borrowings from ￦33,005 billion as of December 31, 2018 to ￦37,819 billion as of December 31, 2019. Our deposits increased mainly as a result of an increase in time deposits and demand deposits.

Our total equity increased 9.5% from ￦35,713 billion as of December 31, 2018 to ￦39,119 billion as of December 31, 2019. This increase resulted principally from an increase in our retained earnings, which was attributable mainly to the profit we generated in 2019, as well as our issuance of hybrid securities in 2019, compared to no such issuance in 2018.

Liquidity

Our primary source of funding has historically been and continues to be deposits. Deposits amounted to ￦276,770 billion, ￦305,593 billion and ￦338,580 billion as of December 31, 2018, 2019 and 2020, which represented approximately 76.2%, 77.5% and 75.0% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in financial assets and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through debentures and borrowings to meet our liquidity needs. Debentures represented 14.7%, 12.9% and 13.9% of our total funding as of December 31, 2018, 2019 and 2020, respectively. Borrowings represented 9.1%, 9.6% and 11.0% of our total funding as of December 31, 2018, 2019 and 2020, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

We are exposed to liquidity risk arising from withdrawals of deposits, payments of insurance contract claims and refunds, and maturities of our debentures and borrowings, as well as the need to fund our lending, trading and investment activities (including our capital expenditures) and the management of our trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk Management.” In August 2020, we completed the construction of a second headquarters building for Kookmin Bank in Yeouido, Seoul. Our total capital expenditure for its construction amounted to ￦356.5 billion.

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries (as well as associates), direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. We received aggregate dividends of ￦1,090 billion, ￦927 billion and ￦1,573 billion from our subsidiaries and associates in 2018, 2019 and 2020, respectively. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Asset Encumbrance

Part of our future funding and collateral needs are supported by assets readily available and unrestricted. The following table sets forth our assets that are available and those that are encumbered and not available to support our future funding and collateral needs as of December 31, 2020.

	December 31, 2020
					Unencumbered Assets
	Assets		Encumbered Asset(1)		Readily Available(2)		Other
	(in billions of Won)
On-balance sheet
Cash and due from financial institutions	￦	25,609	￦	3,927	￦	20,369	￦	1,313
Financial assets at fair value through profit or loss		61,035		19,329		15,890		25,816
Derivative financial assets		5,545		—		—		5,545
Loans		377,167		13,292		—		363,875
Financial investments		98,695		17,556		38,635		42,504
Investments in associates and joint ventures		771		—		—		771
Property and equipment		5,434		—		—		5,434
Investment property		2,534		1,368		—		1,166
Intangible assets		3,351		—		—		3,351
Net defined benefit assets		3		—		—		3
Current income tax assets		110		—		—		110
Deferred income tax assets		65		—		—		65
Assets held for sale		198		—		—		198
Other assets		30,155		1,107		—		29,048

Total on-balance sheet	￦	610,672	￦	56,579	￦	74,894	￦	479,199

Off-balance sheet
Fair value of securities accepted as collateral	￦	3,732	￦	—	￦	3,732	￦	—

Total off-balance sheet	￦	3,732	￦	—	￦	3,732	￦	—

(1)	Represent assets that have been pledged as collateral against an existing liability or are otherwise restricted in their use to secure funding.
(2)	Represent those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferable form.

Contractual Cash Obligations

The following table sets forth our contractual cash obligations (excluding short-term borrowings) as of December 31, 2020.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Long-term borrowing obligations(1)(2)	￦	70,080	￦	19,816	￦	30,101	￦	12,940	￦	7,223
Lease liabilities		592		219		231		97		45
Pension obligations		221		221		—		—		—
Deposits(2)(3)		164,853		151,056		11,705		427		1,665

Total	￦	235,746	￦	171,312	￦	42,037	￦	13,464	￦	8,933

(1)	Includes borrowings and debentures with original maturities of one year or more.
(2)

Includes estimated future interest payments, which have been estimated using contractual interest rates and scheduled contractual maturities of the outstanding debt obligations and borrowings as of December 31, 2020. In order to calculate future interest payments on debt with floating rates, we used contractual interest rates as of December 31, 2020.

(3)	Excluding demand deposits.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2020. These commitments and guarantees are not included within our consolidated statements of financial position.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees(1)	￦	4,168	￦	1,660	￦	2,121	￦	339	￦	48
Confirmed acceptances and guarantees		6,298		4,733		1,059		478		28
Commitments		159,743		121,501		8,476		1,253		28,513

Total	￦	170,209	￦	127,894	￦	11,656	￦	2,070	￦	28,589

(1)

Includes ￦3,597 billion of irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 40 of the notes to our consolidated financial statements.

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

As of December 31, 2020, Kookmin Bank’s total Tier I and Tier II capital adequacy ratio was 17.78%.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2018, 2019 and 2020, based on applicable regulatory reporting standards.

	As of December 31,
	2018		2019		2020
	(in billions of Won, except percentages)
Tier I capital:	￦	25,568	￦	27,610	￦	28,234
Common equity Tier I capital		25,568		27,035		27,659
Paid-in capital		2,022		2,022		2,022
Capital reserves		5,219		5,219		4,808
Retained earnings		19,311		21,065		22,243
Non-controlling interests in consolidated subsidiaries		—		—		—
Others		(984)		(1,271)		(1,414)
Additional Tier I capital		—		575		575
Tier II capital:		2,126		2,200		4,321
Revaluation reserves		—		—		—
Allowances for credit losses(1)		69		59		337
Hybrid debt		—		—		—
Subordinated debt		2,057		2,141		3,984
Valuation gain on financial investments		—		—		—
Others		—		—		—

Total core and supplementary capital		27,694		29,810		32,555
Risk-weighted assets		178,433		188,075		183,148
Credit risk:
On-balance sheet		154,189		158,488		146,229
Off-balance sheet		9,504		14,497		14,588
Market risk		4,748		5,151		11,373
Operational risk		9,992		9,939		10,958
Total Tier I and Tier II capital adequacy ratio		15.52%		15.85%		17.78%
Tier I capital adequacy ratio		14.33%		14.68%		15.42%
Common equity Tier I capital adequacy ratio		14.33%		14.37%		15.10%
Tier II capital adequacy ratio		1.19%		1.17%		2.36%

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2018, 2019 and 2020, based on applicable regulatory reporting standards.

	As of December 31,
	2018		2019		2020
	(in billions of Won)
Tier I capital
Common equity Tier I capital	￦	32,994	￦	34,710	￦	34,886
Additional Tier I capital		—		716		2,009

Total Tier I capital	￦	32,994	￦	35,426	￦	36,895
Tier II capital		1,482		1,569		3,184

Risk-weighted assets	￦	236,099	￦	255,549	￦	262,349

Total Tier I and Tier II capital adequacy ratio		14.60%		14.48%		15.28%
Tier I capital adequacy ratio		13.97%		13.86%		14.06%
Common equity Tier I capital adequacy ratio		14.60%		13.58%		13.30%
Tier II capital adequacy ratio		0.63%		0.62%		1.21%

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

Executive Director

The table below identifies our executive director as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Jong Kyoo Yoon	October 13, 1955	Chairman and Chief Executive Officer	November 21, 2014	November 20, 2023

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

Non-standing Director

The table below identifies our non-standing director as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Yin Hur	December 19, 1961	Non-standing director; President and Chief Executive Officer of Kookmin Bank	November 21, 2017	March 19, 2022

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

The table below identifies our non-executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Suk Ho Sonu	September 16, 1951	Chairman of the Board and Non-executive Director	March 23, 2018	March 25, 2022
Stuart B. Solomon	July 17, 1949	Non-executive Director	March 24, 2017	March 25, 2022
Myung Hee Choi	February 22, 1952	Non-executive Director	March 23, 2018	March 25, 2022
Kouwhan Jeong	September 30, 1953	Non-executive Director	March 23, 2018	March 25, 2022
Kyung Ho Kim	December 21, 1954	Non-executive Director	March 27, 2019	March 25, 2022
Seon-joo Kwon	November 12, 1956	Non-executive Director	March 20, 2020	March 19, 2022
Gyutaeg Oh	February 20, 1959	Non-executive Director	March 20, 2020	March 19, 2022

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.

Suk Ho Sonu has been a non-executive director since March 2018. He is currently a visiting professor at Hongik University School of Business Administration. He previously served as a visiting professor at Seoul National University Business School, the dean of Hongik University Graduate School of Business Administration, president of the Korea Money and Finance Association and president of the Korea Finance Association. Mr. Sonu received a B.A. in applied mathematics from Seoul National University, an M.B.A. from the Kellogg School of Management of Northwestern University and a Ph.D. in finance from the Wharton School of the University of Pennsylvania.

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

Executive Officers

The table below identifies our executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Jong Hee Yang	June 10, 1961	Vice Chairman and Chief Operation Officer
Chang Kwon Lee	November 15, 1965	Senior Executive Vice President, Chief Strategy Officer and Chief Global Strategy Officer
Hwan-Ju Lee	October 26, 1964	Senior Executive Vice President and Chief Finance Officer
Pil Kyu Im	March 20, 1964	Senior Executive Vice President and Chief Risk Management Officer
Woo Yeul Lee	November 21, 1964	Senior Executive Vice President and Chief Human Resources Officer
Dong Whan Han	January 30, 1965	Senior Executive Vice President and Chief Digital Platform Officer
Jin Gyu Maeng	January 15, 1966	Senior Managing Director and Head of Audit
Bong Joong Kwon	November 5, 1969	Managing Director and Head of IR
Byung Joo Oh	January 4, 1973	Managing Director, Insurance Business Unit
Hye Ja Suh	September 26, 1966	Managing Director and Chief Compliance Officer
Seok Mun Choi	August 9, 1968	Managing Director and Head of the Office of Board of Directors
Soon Bum Kwon	October 20, 1966	Managing Director
Sung Hyun Kim	August 5, 1963	Head of Corporate and Investment Banking Business Unit
Jeong Rim Park	November 27, 1963	Head of Capital Market Business Unit
Dong Cheol Lee	October 4, 1961	Head of Retail Customer Business Unit
Young Gil Kim	January 3, 1963	Head of Wealth Management and Pension Business Unit
Woon Tae Kim	May 17, 1963	Head of Small and Medium Enterprise Business Unit
Jin Young Kim	August 5, 1969	Chief Public Relations Officer
Jin Soo Yoon	February 29, 1964	Chief Information Technology Officer
Chang Hwa Yook	December 11, 1967	Chief Data Officer
Sang Cheol Heo	December 10, 1965	Chief Contact Center Officer
Jae Young Choi	June 7, 1967	Head of Pension Business Division
Sang-Hyeon Woo	February 3, 1964	Senior Executive Vice President, Corporate and Investment Banking Business Unit
Jeong Ha	January 31, 1967	Senior Executive Vice President, Capital Market Business Unit
Chai Hyun Sung	September 12, 1965	Senior Executive Vice President, Retail Customer Business Unit
Chan Yong Park	September 12, 1965	Head of Office of Planning and Coordination
Sungpyo Jeon	August 20, 1966	Head of Future Contact Center Planning
Young Suh Cho	February 25, 1971	Head of KB Research

None of the executive officers has any significant activities outside KB Financial Group.

Jong Hee Yang is the vice chairman and our chief operation officer. He previously served as the chief executive officer of KB Insurance. Mr. Yang received a B.A. in history from Seoul National University.

Chang Kwon Lee is a senior executive vice president who serves as our chief strategy officer as well as our chief global strategy officer. He previously served as a general manager of KB Kookmin Card’s strategic planning department. Mr. Lee received a B.A. in applied statistics from Korea University.

Hwan-Ju Lee is a senior executive vice president and our chief finance officer. He previously served as a senior executive vice president of Kookmin Bank’s strategy and finance planning group. Mr. Lee received a B.A. in business administration from Sungkyunkwan University and an M.B.A. from the Helsinki School of Economics.

Pil Kyu Im is a senior executive vice president and our chief risk management officer. He previously served as our chief human resources officer, our chief compliance officer and as the branch manager of Kookmin Bank’s Gwanghwamun branch and Star Tower branch. Mr. Im received an M.A. in economics from Korea University.

Woo Yeul Lee is a senior executive vice president and our chief human resources officer. He previously served as our chief information technology officer and as a senior executive vice president of Kookmin Bank’s information technology group. Mr. Lee received an M.A. in economics from Korea University.

Dong Whan Han is a senior executive vice president and our chief digital platform officer. He previously served as our chief digital innovation officer and as a senior executive vice president of Kookmin Bank’s digital financial group. Mr. Han received an M.S. in geography from Seoul National University and an M.B.A. from the University of Washington.

Jin Gyu Maeng is a senior managing director and the head of audit. He previously served as the head of our office of planning and coordination. Mr. Maeng received a B.A. in economics from Dongguk University.

Bong Joong Kwon is a managing director and the head of IR. He previously served as the general manager of our IR department. Mr. Kwon received a B.A. in law from Hallym University and an M.B.A. from Yonsei University.

Byung Joo Oh is a managing director in our insurance business unit. He previously served as a general manager of KB Insurance’s strategic planning department. Mr. Oh received a B.A. in statistics from Korea University.

Hye Ja Suh is a managing director and our chief compliance officer. She previously served as the head of Kookmin Bank’s Sangin-yeok regional head office. Ms. Suh received a B.A. in law from Kyungpook National University.

Seok Mun Choi is a managing director and the head of the office of board of directors. He previously served as a general manager of Kookmin Bank’s general affairs department. Mr. Choi received a B.A. in public administration from Chosun University and an M.S. in public policy from Sungkyunkwan University.

Soon Bum Kwon is a managing director. He previously served as an executive secretary for our company and Kookmin Bank, as well as a general manager of Kookmin Bank’s human resources department. Mr. Kwon received a B.A. in public administration from Korea University.

Sung Hyun Kim is the head of our corporate and investment banking business unit and also serves as the chief executive officer of KB Securities. He previously served as a senior executive vice president of the investment banking division of KB Securities. Mr. Kim received a B.A. in economics from Yonsei University.

Jeong Rim Park is the head of our capital market business unit and also serves as the chief executive officer of KB Securities. She previously served as a senior executive vice president of Kookmin Bank and the head of its wealth management group, as well as a senior executive vice president of KB Securities in charge of its wealth management division. Ms. Park received a B.A. in business administration and an M.B.A. from Seoul National University.

Dong Cheol Lee is the head of our retail customer business unit and also serves as the chief executive officer of KB Kookmin Card. He previously served as a senior executive vice president in charge of our strategy planning department. Mr. Lee received a B.A. in law from Korea University.

Young Gil Kim is the head of our wealth management and pension business unit. He also serves as a senior executive vice president of Kookmin Bank’s wealth management customer group, a senior executive vice president of KB Securities’ wealth management business unit and a senior executive vice president of KB Insurance’s pension business unit. He previously served as the head of Kookmin Bank’s investment product and service division. Mr. Kim received a B.S. in statistical computation from Chungnam National University.

Woon Tae Kim is the head of our small and medium enterprise business unit. He also serves as a senior executive vice president of Kookmin Bank’s SME and SOHO customer group. He previously served as the head of Kookmin Bank’s Daejeon & Chungnam regional sales group. He received a B.A. in agricultural economics from Dongguk University and an M.B.A. from the Helsinki School of Economics.

Jin Young Kim is our chief public relations officer. He also serves as a managing director in Kookmin Bank’s brand and ESG group. He previously served as a general manager of Kookmin Bank’s brand strategy department. He received a B.A. in law from Hanyang University and an M.A. in advertising and public relations from Yonsei University.

Jin Soo Yoon is our chief information technology officer. He also serves as a senior executive vice president of the tech group at Kookmin Bank. He previously served as our chief data officer. Mr. Yoon received a B.S. in computer science from Seoul National University and an M.S. and a Ph.D. from the Korea Advanced Institute of Science and Technology.

Chang Hwa Yook is our chief data officer. He also serves as the head of Kookmin Bank’s data platform division and as a managing director at Kookmin Card’s data strategy division. Mr. Yook received a B.S. in economics from Chungnam National University.

Sang Cheol Heo is our chief contact center officer. He also serves as a senior managing director of Kookmin Bank’s smart customer group. He previously served as the head of Kookmin Bank’s Nambu regional sales group. Mr. Heo received a B.A. in business administration from Daejeon University and an M.S. in public policy from Korea University.

Jae Young Choi is the head of our pension business division. He also serves as the head of the pension business divisions at Kookmin Bank and KB Securities. He previously served as the general manager of Kookmin Bank’s pension business department. Mr. Choi received a B.A. in accounting information from Kookmin University and an M.B.A. from Yonsei University.

Sang-Hyeon Woo is a senior executive vice president and directs our corporate and investment banking business unit. He also serves as a senior executive vice president of Kookmin Bank’s corporate investment banking customer group and KB Securities’ investment banking business unit. He previously served as the head of Kookmin Bank’s investment banking business division. Mr. Woo received a B.A. in business administration and an M.B.A. from Korea University.

Jeong Ha is a senior executive vice president and directs our capital market business unit. He also serves as a senior executive vice president of Kookmin Bank’s capital markets group. He previously served as the head of

Kookmin Bank’s capital markets division. Mr. Ha received a B.A. in business administration from Jeonbuk National University and an M.B.A. from the Korea Advanced Institute of Science and Technology.

Chai Hyun Sung is a senior executive vice president and directs our retail customer business unit. He also serves as a senior executive vice president of Kookmin Bank and heads its retail customer group. He previously served as our chief public relations officer, chief human resources officer and as an executive secretary for our company and Kookmin Bank. Mr. Sung received a B.A. in accounting from Jeonbuk National University.

Chan Yong Park is the head of the office of planning and coordination. He is also a managing director of Kookmin Bank’s planning and coordination department. He previously served as the head of Kookmin Bank’s shared service division. Mr. Park received a B.A. in business administration from Kwandong University.

Sungpyo Jeon is the head of our future contact center planning. He also serves as the head of Kookmin Bank’s future contact center implementation department. He previously served as the head of Kookmin Bank’s outbound supporting division. Mr. Jeon received a B.S. and an M.S. in land administration from Kangwon National University.

Young Suh Cho is the head of KB Research. He also serves as a senior managing director of Kookmin Bank’s digital transformation strategy division. He previously served at Shinhan DS (formerly Shinhan Data System) and Shinhan Financial Group, and as a partner at Bain & Company. Mr. Cho received a B.A. in economics from Seoul National University and an M.B.A. from Columbia University.

Item 6.B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted, excluding stock grants, by us and our subsidiaries to our chairman and chief executive officer, our other executive and non-standing directors, our non-executive directors and our executive officers for the year ended December 31, 2020 was ￦21,229 million. For the year ended December 31, 2020, we set aside ￦851 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

Among those who received total annual compensation exceeding ￦500 million in 2020 at the holding company level, the five highest-paid individuals were as follows:

Name	Position	Total Compensation in 2020 (in millions of Won)(1)	Incentive Compensation for Payment Subsequent to 2020 (number of shares)(2)
Jong Kyoo Yoon	Chairman and Chief Executive Officer	￦2,657	39,224
Kyung Yup Cho	Senior Executive Vice President; KB Research	941	12,684
Young Hyuk Jo	Senior Executive Vice President; Audit Department	866	4,165
Pil Kyu Im	Senior Executive Vice President and Chief Human Resources Officer	761	6,776
Ki-Hwan Kim	Senior Executive Vice President and Chief Finance Officer	706	4,838

(1)	Includes annual salary and performance-based incentive payments paid by the holding company.
(2)

Consists of performance-based shares expected to be granted by the holding company in the future. The actual payment amount will be determined at the time of payment based on the then-current market price of our common shares.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us.

In 2008, we established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our and our subsidiaries’ directors and executive officers, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6.E. Share Ownership—Performance Share Agreements.” In 2020, we incurred ￦49,364 million of compensation costs relating to stock grants under such agreements. See Note 32.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

Item 6.C.	Board Practices

See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have the following committees that serve under the board:

•	the Audit Committee;

•	the Risk Management Committee;

•	the Evaluation & Compensation Committee;

•	the Non-Executive Director Nominating Committee;

•	the Audit Committee Member Nominating Committee;

•	the CEO Nominating Committee;

•	the Subsidiaries’ CEO Director Nominating Committee; and

•	the ESG Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders.

Audit Committee

The committee currently consists of four non-executive directors, Suk Ho Sonu, Myung Hee Choi, Gyutaeg Oh and Kyung Ho Kim. The chairperson of the Audit Committee is Kyung Ho Kim. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

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

Evaluation & Compensation Committee

The committee currently consists of four non-executive directors, Suk Ho Sonu, Kouwhan Jeong, Seon-joo Kwon and Gyutaeg Oh. The chairperson of the committee is Kouwhan Jeong. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding the compensation of directors, evaluating management’s performance and implementing management training programs, as well as deciding and supervising the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings semi-annually.

Non-executive Director Nominating Committee

The committee currently consists of four non-executive directors, Stuart B. Solomon, Myung Hee Choi, Kouwhan Jeong and Kyung Ho Kim. The chairperson of the committee is Myung Hee Choi. The committee is responsible for the management and evaluation of a pool of non-executive director candidates and recommendation of the non-executive director candidates to be nominated at the annual general meeting of shareholders.

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

Subsidiaries’ CEO Director Nominating Committee

The committee currently consists of one non-standing director, Yin Hur, and three non-executive directors, Myung Hee Choi, Kouwhan Jeong and Seon-joo Kwon, together with our chairman and chief executive officer, Jong Kyoo Yoon. The chairperson of the Subsidiaries’ CEO Director Nominating Committee is Jong Kyoo Yoon. The committee is responsible for candidate cultivation and succession programs for chief executive officers of our subsidiaries. The committee holds regular meetings semi-annually.

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

As of December 31, 2020, we had a total of 154 full-time employees, excluding 26 executive officers, at our financial holding company.

The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2018	2019	2020
KB Financial Group	Full-time employees(1)	170	153	154
	Contractual employees	—	—	—
	Managerial employees	151	135	134
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees(1)	16,802	16,413	16,054
	Contractual employees	1,309	1,545	1,728
	Managerial employees	9,615	9,276	9,026
	Members of Korea Financial Industry Union	14,697	14,642	14,266
Other subsidiaries	Full-time employees(1)	8,753	8,777	9,319
	Contractual employees	1,290	1,131	1,062
	Managerial employees	4,675	4,840	5,256
	Members of Korea Financial Industry Union	6,005	5,958	6,565

(1)	Excluding executive officers.

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

In January 2016, Kookmin Bank implemented a “mileage stock” program, pursuant to which its employees may receive performance-based cash payments that correspond to the market value of our common shares. The accumulated “miles” of common shares can be exercised for cash during a two-year period commencing on the one-year anniversary of the grant date.

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

In June 2009, we established an employee stock ownership association. All of our employees are eligible to participate in this association. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. In August 2009, we offered to members of our employee stock ownership association 6,000,000 of the 30,000,000 new shares of common stock to be issued in our rights offering to our existing shareholders, and the entire amount was subscribed by members of our employee stock ownership association. The employee stock ownership association held 7,390,109 shares of our common stock as of December 31, 2020.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership association, which will be terminated once all of our common stock held by the association (which the association received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2020, such employee stock ownership association held 287,355 shares of our common stock.

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

Common Stock

As of March 31, 2021, the persons who are currently our directors or executive officers, as a group, held an aggregate of 86,895 shares of our common stock, representing approximately 0.02% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2021:

Name of Executive Officer or Director	Number of Shares of Common Stock
Jong Kyoo Yoon	21,000
Yin Hur	13,500
Suk Ho Sonu	1,300
Jong Hee Yang	914
Chang Kwon Lee	2,010
Hwan-Ju Lee	3,058
Pil Kyu Im	1,005
Woo Yeul Lee	1,931
Dong Whan Han	1,100
Jin Gyu Maeng	865
Bong Joong Kwon	286
Byung Joo Oh	550
Hye Ja Suh	1,121
Seok Mun Choi	843
Soon Bum Kwon	1,674
Sung Hyun Kim	15,468
Jeong Rim Park	3,150
Dong Cheol Lee	3,325
Young Gil Kim	542
Woon Tae Kim	1,488
Jin Young Kim	765
Jin Soo Yoon	100
Chang Hwa Yook	367
Sang Cheol Heo	521
Jae Young Choi	738
Sang-Hyeon Woo	348
Jeong Ha	0
Chai Hyun Sung	7,360
Chan Yong Park	768
Sungpyo Jeon	798
Young Suh Cho	—

Total	86,895

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

The following table presents information regarding the beneficial ownership of our shares at December 31, 2020 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock	Percentage of Total Outstanding Shares of Common Stock (%)(1)
Korean National Pension Service	41,287,280	9.93%
JP Morgan Chase Bank, N.A.(2)	25,053,574	6.03%

(1)	Calculated based on 415,807,920 shares of our common stock issued as of December 31, 2020.
(2)	As depositary bank.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2020. None of our major stockholders has different voting rights from our other stockholders.

As of December 31, 2020, there were 389,634,335 shares of common stock outstanding. Of the total outstanding shares, 25,053,574 shares were held in the form of ADSs and 89,434,223 shares were held of record in the form of common stock by residents in the United States. As of December 31, 2020, the number of registered holders of our ADSs was 23 and the number of holders of our common stock in the United States was 617.

Item 7.B.	Related Party Transactions

As of December 31, 2020, we had an aggregate of ￦5,158 million in loans outstanding to our executive officers and directors, executive officers and directors of Kookmin Bank and chief executive officers of our other subsidiaries, including family members of such individuals. In addition, as of such date, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

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

See “Item 18. Financial Statements” and pages F-1 through F-247.

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

In June 2010, Fairfield Sentry Limited, or Fairfield, which is currently in liquidation and whose assets were directly or indirectly invested with Bernard L. Madoff Investment Securities LLC, or BLMIS, filed a lawsuit in the Supreme Court of the State of New York against Kookmin Bank, which acted as a trustee bank for its clients who invested in Fairfield. Fairfield seeks recovery of approximately US$42 million paid to Kookmin Bank by its clients in connection with share redemptions on the ground that such payments were made by mistake, based on inflated values resulting from BLMIS’ fraud. In September 2010, the case was transferred to the United States Bankruptcy Court for the Southern District of New York, or the Bankruptcy Court, which in turn ordered that the case be returned to a state court in September 2011 but then stayed the lawsuit before it was sent to state court. While the case was stayed, the Bankruptcy Court issued an opinion in December 2018 holding that the claims against Kookmin Bank were deficiently pleaded and thus should be dismissed. In July 2019, the Bankruptcy Court issued an order to the effect that the case would proceed in a federal court, instead of returning to a state court. Fairfield has appealed the Bankruptcy Court’s dismissal to the United States District Court for the Southern District of New York, or the District Court. Legal arguments have been filed in 2020 and the District Court is expected to rule on the appeal during 2021. Fairfield has filed similar actions against numerous other fund investors to seek recovery of redemption payments.

In May 2012, the trustee appointed for the liquidation of BLMIS filed a lawsuit against Kookmin Bank in the Bankruptcy Court. The trustee seeks recovery of approximately US$42 million, the amount of funds that were allegedly redeemed by Kookmin Bank from Fairfield between June 2004 and January 2006. The trustee alleges that Fairfield was a “feeder fund” that invested in BLMIS and that redemptions from such BLMIS feeder fund are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The Bankruptcy Court issued an order to dismiss the case during the pleading stage of the litigation in March 2017, and the trustee appealed such decision to the United States Court of Appeals for the Second Circuit, or the Second Circuit, which reversed the dismissal and vacated the judgment in February 2019. Kookmin Bank, along with other defendants, filed a motion asking the Second Circuit to reconsider its ruling and, after such motion was denied, filed a petition for a writ of certiorari asking the United States Supreme Court to accept an appeal of the Second Circuit’s ruling, which was denied in June 2020. Subsequently, the Second Circuit remanded the case to the Bankruptcy Court for further proceedings, which are currently ongoing in 2021. The trustee has filed similar claw back actions against numerous other institutions.

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

In connection with the misappropriation incident, as of December 31, 2020, certain of KB Kookmin Card’s customers had filed a total of two lawsuits against KB Kookmin Card (compared to 11 lawsuits as of December 31, 2019) with the aggregate amount of claimed damages amounting to approximately ￦0.11 billion (compared to approximately ￦0.4 billion as of December 31, 2019). The final outcome of such lawsuits remains uncertain. In addition, KB Kookmin Card could become subject to additional litigation and may incur significant costs relating to the compensation of customers for losses incurred as a result of the fraudulent use of the misappropriated personal information.

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

In September 2020, PT Bosowa Corporindo, or Bosowa, the second largest shareholder of Bank Bukopin, filed a lawsuit against Otoritas Jasa Keuangan (the Financial Services Authority of Indonesia), or OJK, and subsequently Bank Bukopin, in its capacity as an intervening defendant, in the Jakarta State Administrative Court, demanding a reversal of OJK’s decision in August 2020 to impose certain restrictive measures on Bosowa’s ability to act as a shareholder of Bank Bukopin. The Jakarta State Administrative Court ruled in favor of Bosowa, which decision both OJK and Bank Bukopin are currently appealing. Subsequently, in November 2020, Bosowa filed a lawsuit against Kookmin Bank and OJK as joint defendants in the Central Jakarta District Court of Indonesia, alleging that Kookmin Bank’s acquisition of Bank Bukopin’s shares in September 2020, as well as the capital increase through which Kookmin Bank obtained such shares, violated certain Indonesian laws and regulations, and claimed IDR 20,759 billion in damages to compensate Bosowa’s losses as a shareholder of Bank Bukopin. Although it is currently difficult to predict the outcome of these lawsuits with any degree of certainty, we believe that the grounds for such lawsuits are unfounded and do not expect them to have a material effect on Kookmin Bank’s financial condition.

Commencing in December 2019, a number of plaintiffs brought legal action against KB Securities, alleging that they invested in JB Australia NDIS Private Equity Investment Trust No. 1 through KB Securities based on an offering circular that had made untrue statements of a material fact. The plaintiffs are seeking to terminate the related investment contract on the basis of either breach of contract or mistake, and are demanding ￦120 billion from KB Securities as compensation for the alleged unjust enrichment. In the alternative, they are seeking damages of ￦120 billion from KB Securities for violations of the relevant securities law, among others. As of the date of this annual report, the final outcome of the lawsuits remains uncertain.

Dividends

Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock— Dividends and Other Distributions.”

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of the years ended December 31, 2018, 2019 and 2020. The dividends set out for each of the years below were paid within 30 days after our annual stockholders meeting, which was held no later than March of the following year.

Fiscal Year	Dividends per Common Share(1)				Dividends per Preferred Share		Total Amount of Cash Dividends Paid
							(in millions of Won)
2018(2)	￦	1,920	US$	1.73	—	—	￦ 759,736
2019(3)		2,210		1.91	—	—	861,092
2020(4)		1,770		1.63	—	—	689,653

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)

On February 8, 2019, our board of directors passed a board resolution recommending a cash dividend of ￦1,920 per common share (before dividend tax), representing 38.4% of the par value of each share, for the fiscal year ended December 31, 2018. This resolution was approved and ratified by our stockholders on March 27, 2019.

(3)

On February 6, 2020, our board of directors passed a board resolution recommending a cash dividend of ￦2,210 per common share (before dividend tax), representing 44.2% of the par value of each share, for the fiscal year ended December 31, 2019. This resolution was approved and ratified by our stockholders on March 20, 2020.

(4)

On February 4, 2021, our board of directors passed a board resolution recommending a cash dividend of ￦1,770 per common share (before dividend tax), representing 35.4% of the par value of each share, for the fiscal year ended December 31, 2020. This resolution was approved and ratified by our stockholders on March 26, 2021.

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

As of December 31, 2020, our authorized share capital is 1,000,000,000 shares. Pursuant to our articles of incorporation, we are authorized to issue shares with preferred dividend, non-voting shares, class shares with conversion rights, class shares with redemption rights and shares with a combination of all or any of the foregoing characteristics (which we refer to collectively as “Class Shares”), as well as common shares. Subject to applicable laws and regulations, we are authorized to issue Class Shares up to one-half of all of our issued and outstanding shares.

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

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to officers and employees other than directors exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2021, none of our officers, directors and employees held options to purchase shares of our common stock.

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

Liquidation Rights

In the event we are liquidated, the assets remaining after the payment of all borrowings, liquidation expenses and taxes will first be distributed to holders of Class Shares which have a preference right in respect of the distribution of residual properties as determined by our board of directors at the time of their issuance, and the residue thereafter will be distributed to the other stockholders in proportion to the number of shares held by them.

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

Annual Reports

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission and the KRX KOSPI Market an annual business report within 90 days after the end of each fiscal year, a half-year business report within 45 days after the end of the first six months of each fiscal year and quarterly business reports within 45 days after the end of the first three months and nine months of each fiscal year, respectively. In addition, in accordance with the Enforcement Decree of the Commercial Act, we must make available our annual business report and audit report to our shareholders by sending such reports electronically or posting them on our website at least one week before the annual general meeting of stockholders. Copies of such business reports will be available for public inspection at the Financial Services Commission and the KRX KOSPI Market.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2019 or 2020 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2021 taxable year. Therefore, we believe that dividends received by U.S. holders with respect to either common shares or ADSs will be “qualified dividends.” Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Under Korean tax law, ADSs are viewed as shares of common stock for capital gains tax purposes. Accordingly, capital gains from the sale or disposition of ADSs are taxed (if such sale or disposition constitutes a taxable event) as if such gains are from the sale or disposition of the underlying common shares. Capital gains that you earn (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside of Korea will generally be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL. However, if you transfer ADSs after having converted the underlying common shares, such exemption under the STTCL will not apply and you will be required to file a corporate income tax return and pay tax in Korea with respect to any capital gains derived from such transfer unless the purchaser or a financial investment company with a brokerage license, as applicable, withholds and pays such tax.

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

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.08% (if the transfer is made in 2021 or 2022) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.43% (if the transfer is made in 2021 or 2022) and will not be subject to an agriculture and fishery special surtax.

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

Credit Evaluation

With respect to corporate loans, Kookmin Bank evaluates the ability of all loan applicants to repay their borrowings before it approves any loans, except for loans fully guaranteed by letters of guarantee issued by the Credit Guarantee Fund and the Korea Technology Credit Guarantee Fund, for loans fully secured by deposits and for other loans similarly guaranteed or secured. Kookmin Bank assigns each borrower or guarantor a credit rating based on the judgment of its experts or scores calculated using the appropriate credit rating system. Factors that Kookmin Bank considers in assigning credit ratings include both financial factors and non-financial factors, such as its perception of the borrower’s ability to meet its payment obligations, risks relating to the industry in which the borrower operates, management and operational risks relating to the borrower, the borrower’s financial flexibility and the borrower’s level of reliability based on its transaction history. With respect to retail loans, Kookmin Bank assigns credit ratings based on its internal information regarding the borrower that has been accumulated as well as external information gathered from credit bureaus relating to various criteria, such as the borrower’s profession, annual income, credit card overdue information and transaction history involving both Kookmin Bank and other financial institutions. The credit rating process differs according to the type, size and characteristics of the borrower.

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

KB Kookmin Card’s application scoring system reflects various credit information, including basic customer information (such as credit history), transaction history with it, if any, delinquency and transaction history with other card companies and financial institutions and credit information provided by Korea Credit Information Services and other credit bureaus. KB Kookmin Card also considers repayment ability, total assets, total outstanding borrowings and the length of the applicant’s relationship, if any, and past contribution to our profitability, if any.

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

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to large corporations, chaebols and industries. Kookmin Bank monitors its exposure to large corporations to which it has an exposure of ￦40 billion or more, individual corporations to which it has an exposure of ￦30 billion or more, and also its exposure to 139 business groups, which comprise the 28 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures as well as 111 business groups to which it has exposures (in the form of securities or loans) of ￦50 billion or more. We also monitor our exposure to 37 industries. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

More specifically, Kookmin Bank’s Credit Review Department continuously reviews the financial condition of selected borrowers with respect to their current debt, collateral, business, transactions with related parties and debt service capability. Based on such review, Kookmin Bank may adjust the borrower’s credit rating, lending policy or asset quality classification of the loan provided to the borrower, depending on the applicable circumstances. Kookmin Bank also regularly reviews other aspects of the lending process, including industries and regions in which its borrowers operate and the quality of its domestic and overseas assets. Kookmin Bank’s industry reviews focus on growth, stability, competition and ability to adapt to a changing environment. Based on the results of a particular industry review, Kookmin Bank may revise the total exposure limit assigned to that industry and lending policy for each company within that industry. When a review takes place, Kookmin Bank may adjust not only the credit ratings of its borrowers based on a variety of factors, but also asset quality classification, credit limits and its credit policies. Credit review results are reported to Kookmin Bank’s chief risk management officer and its Risk Management Committee on a quarterly basis.

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

Market Risk Management

The major risk to which we are exposed is interest rate risk on debt instruments and interest bearing securities and, to a lesser extent, foreign exchange risk and stock price risk. The financial instruments that expose us to these risks are securities and financial derivatives. We are also exposed to interest rate risk and liquidity risk in Kookmin Bank’s banking book. We divide market risk into risks arising from trading activities and risks arising from non-trading activities.

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

The following table shows the volume and types of positions held by Kookmin Bank for which the VaR method is used to measure market risk as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018		2019		2020
	(in millions of Won)
Securities—Bond(1)	￦	9,167,080	￦	10,615,199	￦	10,168,932
Securities—Equity(1)		42,943		106,321		72,317
Spot exchanges(2)		3,496,671		3,963,814		3,875,863
Derivatives(3)		3,364,318		4,564,306		8,994,807

Total	￦	16,071,012	￦	19,249,640	￦	23,111,919

(1)	Represents amounts marked to market and as shown on the balance sheet information that is prepared and submitted to the Financial Supervisory Service for risk management purposes.
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

The following table shows Kookmin Bank’s ten-day HSVaRs (at a 99% confidence level for a ten-day holding period) as of December 31, 2018, 2019 and 2020 for interest risk, stock price risk and foreign exchange risk relating to its trading activities. The following figures were calculated on a consolidated basis.

	As of December 31,
	2018		2019		2020
	(in billions of Won)
Risk categories:
Interest risk	￦	7.1	￦	16.6	￦	50.8
Stock price risk		3.3		3.9		24.8
Foreign exchange risk		16.5		13.1		49.3
Less: diversification		(11.9)		(13.2)		(7.3)

Diversified VaR for overall trading activities	￦	14.9	￦	20.4	￦	117.6

In 2020, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows.

	Trading activities VaR for 2020
	Average		Minimum		Maximum		As of December 31, 2020
	(in billions of Won)
Interest risk	￦	59.3	￦	9.6	￦	106.0	￦	50.8
Stock price risk		15.2		3.8		24.3		24.8
Foreign exchange risk		36.1		5.3		67.8		49.3
Less: diversification								(7.3)

Diversified VaR for overall trading activities		105.4		14.2		158.8	￦	117.6

In 2019, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows.

	Trading activities VaR for 2019
	Average		Minimum		Maximum		As of December 31, 2019
	(in billions of Won)
Interest risk	￦	11.2	￦	1.7	￦	20.5	￦	16.6
Stock price risk		3.4		2.4		4.3		3.9
Foreign exchange risk		15.8		11.4		20.7		13.1
Less: diversification								(13.2)

Diversified VaR for overall trading activities		17.5		13.6		24.8	￦	20.4

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

The following table shows the volume and types of instruments held by Kookmin Bank for which the standardized method is used to measure its required equity capital as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018		2019		2020
	(in millions of Won)
Swaps and foreign exchange positions(1)	￦	24,366	￦	30,864	￦	217,007
Derivative-linked securities(2)		126,416		160,576		85,021
Debt-equity swap stock put options(3)		—		—		364

Total	￦	150,783	￦	191,440	￦	302,392

(1)

Includes our overseas consolidated subsidiaries’ currency positions and their positions for foreign exchange swaps, total return swaps held by special purpose vehicles and structured rate swaps, which cannot be measured through the use of our internal models.

(2)

Amounts as of December 31, 2018, 2019 and 2020 represent the value of derivative-linked securities held by the trust accounts of Kookmin Bank subject to consolidation, for which the standardized method is used to measure Kookmin Bank’s required equity capital.

(3)	Reflects the value of our debt-equity swap stock put options in purchase agreements, which cannot be measured through the use of our internal models.

The following table shows Kookmin Bank’s required equity capital measured using the standardized method as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018(1)		2019(1)		2020(1)
	(in millions of Won)
Risk categories:
Interest risk	￦	112,153	￦	83,731	￦	40,290
Stock price risk		19,756		1,953		7,088
Foreign exchange risk		1,338		1,850		23,938

Total	￦	133,248	￦	87,534	￦	71,316

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

Back-Testing. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%. The number of times the actual changes in fair values, earnings or cash flows from the market risk sensitive instruments exceeded the VaR amounts in 2018, 2019 and 2020 was 2, 5 and 9, respectively.

Stress testing. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2020, Kookmin Bank’s trading portfolio could have lost ￦381.4 billion for an assumed short-term extreme decline of approximately 33% in the equity market and an approximate 29 basis point increase in the Korean treasury bond rates under an abnormal stress environment.

We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk management officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2020, the VaR of Kookmin Bank’s interest risk from trading was ￦50.8 billion and the weighted average duration, or weighted average maturity, of its Won-denominated debt securities at fair value through profit or loss was approximately two years.

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

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2018, 2019 and 2020. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31,(1)
	2018		2019		2020
	(in millions of US$)
Currency:
U.S. dollars	US$	(495.2)	US$	(592.9)	US$	(676.2)
Japanese Yen		(1.6)		(0.2)		(2.6)
Euro		(0.2)		(1.9)		4.8
Chinese Renminbi		21.9		12.8		13.9
Others		146.9		189.2		437.6

Total	US$	(328.2)	US$	(393.0)	US$	(222.4)

(1)	Amounts prepared on a non-consolidated basis.

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

As of December 31, 2020, Kookmin Bank’s equity trading position was ￦72.3 billion.

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

•

With respect to liability maturities, we use last 120 months’ average balance to segregate “non-core” and “core” demand deposits. We assume “non-core” demand deposits to have remaining maturities of one day or less, and we assume “core” demand deposits to have remaining maturities between one month and five years.

The following table shows Kookmin Bank’s interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2020.

	As of December 31, 2020
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest-earning assets:
Loans	￦	96,847	￦	73,131	￦	66,420	￦	30,106	￦	28,588	￦	295,092
Securities		7,435		2,944		6,780		24,411		12,375		53,945
Others		5,502		153		103		94		0		5,852

Total	￦	109,784	￦	76,228	￦	73,303	￦	54,611	￦	40,963	￦	354,889

Interest-bearing liabilities:
Deposits	￦	119,011	￦	35,676	￦	65,337	￦	45,911	￦	37,300	￦	303,235
Borrowings		14,298		0		0		142		0		14,440
Others		13,513		1,872		3,450		6,659		3,480		28,974

Total	￦	146,822	￦	37,548	￦	68,787	￦	52,712	￦	40,780	￦	346,649

Sensitivity gap		(37,038)		38,680		4,516		1,899		183		8,240
Cumulative gap		(37,038)		1,642		6,158		8,057		8,240
% of total assets		(10.4)%		0.5%		1.7%		2.3%		2.3%
Foreign currency-denominated Interest-earning assets:
Due from banks	￦	5,478	￦	6	￦	103	￦	0	￦	0	￦	5,587
Loans		15,533		2,997		2,841		1,935		3,196		26,502
Securities		3,740		255		152		881		1,101		6,129

Total	￦	24,751	￦	3,258	￦	3,096	￦	2,816	￦	4,297	￦	38,218

Interest-bearing liabilities:
Deposits	￦	12,857	￦	2,675	￦	2,923	￦	2,790	￦	2,639	￦	23,884
Borrowings		10,107		2,192		1,162		1,743		1,880		17,084
Others		670		0		0		0		0		670

Total	￦	23,634	￦	4,867	￦	4,085	￦	4,533	￦	4,519	￦	41,638

Sensitivity gap		1,117		(1,609)		(989)		(1,717)		(222)		(3,420)
Cumulative gap		1,117		(492)		(1,481)		(3,198)		(3,420)
% of total assets		2.9%		(1.3)%		(3.9)%		(8.4)%		(8.9)%

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2020, our Won-denominated asset and liability duration gap was positive and it moved between +0.151 years and +0.174 years. Accordingly, our net asset value would have declined (or increased) between ￦528 billion and ￦627 billion if interest rates had increased (or decreased) by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows Kookmin Bank’s duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates, on a non-consolidated basis.

Won-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2020	1.000	0.896	0.151	￦ 528
December 31, 2020	1.091	0.963	0.174	627

Foreign currency-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2020	0.743	0.665	0.048	￦ 18
December 31, 2020	0.915	0.767	0.096	38

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

The following table summarizes Kookmin Bank’s interest rate risk, taking into account asset and liability durations as of December 31, 2020.

	As of December 31, 2020
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	￦	109,784	￦	76,228	￦	73,303	￦	54,611	￦	40,963	￦	354,889
Liability position		146,822		37,548		68,787		52,712		40,780		346,649
Gap		(37,038)		38,680		4,516		1,899		183		8,240
Average maturity		0.094		0.371		0.736		1.919		7.030
Interest rate volatility		0.00%		0.06%		0.19%		0.42%		1.04%
Amount at risk		1		10		3		16		481		511

Foreign currency-denominated:
Asset position	￦	24,751	￦	3,258	￦	3,096	￦	2,816	￦	4,297	￦	38,218
Liability position		23,634		4,867		4,085		4,533		4,519		41,638
Gap		1,117		(1,609)		(989)		(1,717)		(222)		(3,420)
Average maturity		0.094		0.372		0.741		1.947		7.298
Interest rate volatility		0.02%		0.23%		0.38%		0.47%		1.02%
Amount at risk		0		(1)		(3)		(11)		(95)		80

IRRBB Analysis. Prior to January 2020, we estimated the maximum possible loss on net non-trading assets due to unfavorable changes in interest rates by calculating interest rate VaR using a historical simulation method with actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. Using this method, Kookmin Bank’s interest rate VaR was ￦167 billion as of December 31, 2018, ￦320 billion as of December 31, 2019 and ￦591 billion as of December 31, 2020.

Recent amendments to the Detailed Regulation on the Supervision of the Banking Business, which became effective in November 2019, require banks, including Kookmin Bank, to adopt the standards of the Interest Rate Risk in the Banking Book, or IRRBB, issued by the Basel Committee on Banking Supervision for calculating interest rate risk exposure. Such amendments were adopted in order to promote more financial stability for banks by requiring them to maintain a sufficient level of capital through a more robust risk management system. Under the new IRRBB analysis standards, Kookmin Bank estimates its interest rate risk by calculating the changes in economic value of equity and the changes in net interest income based on various interest rate risk scenarios. Under this method, Kookmin Bank’s interest risk exposure was ￦544 billion as of December 31, 2020.

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

We manage liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a liquidity coverage ratio of not less than 100%. The Financial Services Commission defines the liquidity coverage ratio as the ratio of highly liquid assets to total net cash outflows over a 30-day period. The highly liquid assets and total net cash outflows included in the calculation of the liquid coverage ratio are determined in accordance with the “Standards for Calculation of Liquidity Coverage Ratio”

under the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a foreign currency liquidity coverage ratio of not less than 80%. In April 2020, in order to encourage financial institutions to provide financial support to companies adversely affected by COVID-19, the Financial Services Commission announced that it would temporarily lower the required liquidity coverage ratio to 85%, and the required foreign currency liquidity coverage ratio to 70%. Following a series of extensions by the Financial Services Commission, these temporary deregulation measures are currently scheduled to expire at the end of September 2021.

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

The following table shows Kookmin Bank’s liquidity coverage ratio and foreign currency liquidity coverage ratio on an average balance basis for the month of December 2020 in accordance with Financial Services Commission regulations:

Liquidity coverage ratio:	30 Days or Less
	(in billions of Won, except percentages)
Highly liquid assets (A)	￦	58,543
Cash outflows (B)		79,271
Cash inflows (C)		16,003
Total net cash outflows (D = B-C)		63,268
Liquidity coverage ratio (A/D)		92.53%
Minimum limit		85%

Foreign currency liquidity coverage ratio:	30 Days or Less
	(in millions of US$, except percentages)
Highly liquid assets (A)	US$	3,677
Cash outflows (B)		10,032
Cash inflows (C)		6,398
Total net cash outflows (D = B-C)		3,634
Liquidity coverage ratio (A/D)		101.18%
Minimum limit		70%

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

•	collects and analyzes internal and external loss data;

•	conducts scenario analyzes to evaluate exposure to high-severity events;

•	manages certain insurance-related activities relating to insurance strategies established to mitigate operational risk;

•	examines operational risks arising in connection with the development of, changes in or discontinuance of products, policies or systems;

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

The Financial Supervisory Service periodically conducts a general examination of our operations. It also performs specific audits on particular aspects of our operations, such as risk management, credit monitoring and liquidity, as the need arises. We and our subsidiaries have in the past been subject to, and expect in the future to be subject to, the receipt of warning notices or the imposition of penalties in connection with our or our subsidiaries’ failure to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. For example, in June 2019, the Financial Supervisory Service conducted a comprehensive annual inspection of overall operations at our company, Kookmin Bank and KB Securities, and imposed an administrative fine of ￦12 million on our company for alleged deficiencies in the determination of compensation for certain of our personnel responsible for audit and risk management. Subsequently, in November 2020, the Financial Supervisory Service conducted a risk management evaluation of our company and Kookmin Bank, the result of which was deemed satisfactory.

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

We currently test our disaster recovery systems on a quarterly basis, with the comprehensive testing including our branches and the main IT center’s disaster recovery system. In addition, we monitor and report on any unusual delays or irregularities reported by our branches. Moreover, Kookmin Bank’s Information Security Platform Department is responsible for the daily monitoring of its information security system. Our business operations regularly conduct IT security inspections with respect to such operations and have implemented measures to identify and respond collectively to security breach attempts, such as hacking attempts.

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

At KB Kookmin Card, we have taken steps to strengthen its information security infrastructure by implementing a solution to prevent attacks on its website and a security system to prevent unauthorized access to local networks and information. As part of strengthening its operational processes and procedures for customer information protection, KB Kookmin Card prohibits use of portable devices within the premises, requires managerial approval for all documents sent externally, including via email, and continuously monitors compliance with data protection policies, including through spot inspection of each department.

In 2009, Kookmin Bank obtained ISO 27001 certification, which relates to information security. In 2011, Kookmin Bank also obtained ISO 20000 certification, which relates to IT service management, and BS 25999 certification, which relates to business continuity management. Kookmin Bank is the first Korean bank to have obtained all three such international certifications. In addition, between 2013 and 2020, we, Kookmin Bank, KB Securities, KB Insurance, KB Kookmin Card and KB Life Insurance obtained ISMS certification, which relates to information security management. In 2017, KB Kookmin Card obtained PCI DSS certification, which relates to protection of credit card data.

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

Fees and Payments from the Depositary to Us

In 2020, we received the following payments from the depositary:

Reimbursement of listing fees:	$71,000
Reimbursement of SEC filing fees:	$36,320
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.) and legal fees (expenses related to the preparation of our Form 20-F for fiscal year 2019):	$497,000

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief finance officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief finance officer concluded that our disclosure controls and procedures as of December 31, 2020 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief finance officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

Our management has excluded Prudential Life Insurance from our assessment of internal control over financial reporting as of December 31, 2020 in accordance with the SEC’s general guidance that an assessment of a recently-acquired business may be omitted from our scope of assessment in the year of acquisition. In August 2020, we acquired all of the outstanding shares of Prudential Life Insurance, as a result of which Prudential Life Insurance became our wholly-owned subsidiary. Prudential Life Insurance accounted for approximately 4.11% of our consolidated total assets as of December 31, 2020, and its profit before income tax for the period subsequent to its consolidation in 2020 amounted to 1.94% of our consolidated total profit before income tax.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in its report included herein, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2020.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

As a result of our acquisition of all of the outstanding shares of Prudential Life Insurance in August 2020, we are evaluating and implementing changes to processes, policies and other components of our internal control over financial reporting as part of our ongoing integration activities. Our management continues to be engaged in efforts to evaluate the effectiveness of our internal control procedures and the design of those control procedures in connection with the acquisition of Prudential Life Insurance, with a plan to report its evaluation of the internal control over the financial reporting of Prudential Life Insurance at December 31, 2021. Except for the foregoing, there has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Kyung Ho Kim, Myung Hee Choi and Gyutaeg Oh, our non-executive directors and members of our Audit Committee, qualify as “audit committee financial experts” and are independent within the meaning of this Item 16A.

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

Audit and Non-audit Fees

The following table sets forth the fees billed to us by our former independent registered public accounting firm Samil PricewaterhouseCoopers for the fiscal year ended December 31, 2019 and our current independent registered public accounting firm KPMG Samjong Accounting Corp. during the fiscal year ended December 31, 2020:

	Year Ended December 31,
	2019		2020
	(in millions of Won)
Audit fees	￦	9,787	￦	11,713
Audit-related fees		—		275
Tax fees		7		—

Total fees	￦	9,794	￦	11,988

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers or KPMG Samjong Accounting Corp. (as applicable) in connection with:

•	the audits of our annual financial statements and the review of our interim financial statements;

•	the audits of our special purpose entities in connection with the Financial Investment Services and Capital Markets Act; and

•	our financial debenture offering services.

Audit-related fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers or KPMG Samjong Accounting Corp. (as applicable) in connection with due diligence services rendered in the ordinary course of our business.

Tax fees in the above table are fees billed or expected to be billed by Samil PricewaterhouseCoopers in connection with tax filing services for funds operated by KB Asset Management Co., Ltd.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee pre-approves the engagement of our independent auditors for audit services with respect to our financial statements. Our Audit Committee has implemented a policy regarding pre-approval of certain other services provided by our independent auditors to our subsidiaries that the Audit Committee has deemed as not affecting their independence. Under this policy, pre-approvals for the following services to our subsidiaries have been granted by our Audit Committee to each of our subsidiaries’ audit committees: (i) services related to the audit of financial statements prepared in accordance with IFRS as adopted by Korea and internal controls under Korean laws and regulations; (ii) general tax services; (iii) issuance of comfort letters in connection with offering of securities; and (iv) educational services provided to employees.

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

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our Annual Report on Form 20-F for the year ended December 31, 2019 (File No. 000-53445), filed on April 24, 2020.

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

We maintain an Evaluation and Compensation Committee composed of four non-executive directors.

Audit Committee
Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter	We maintain an Audit Committee composed of four non-executive directors. Accordingly, we are in compliance with Rule 10A-3 under the Exchange Act.

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

Number	Description

1.1(1)	Articles of Incorporation of KB Financial Group (translation in English).

2.1(2)	Form of Share Certificate of KB Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2(3)	Form of Fifth Amended and Restated Deposit Agreement among KB Financial Group, JPMorgan Chase Bank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, evidencing American depositary shares, including the form of American depositary receipt.

2.3(4)	Description of KB Financial Group’s Capital Stock.

2.4(5)	Description of KB Financial Group’s American Depositary Shares.

8.1(6)	List of subsidiaries of KB Financial Group.

11.1(7)	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

101	Interactive Data Files (XBRL-Related Documents).

(1)

Incorporated by reference to exhibit 1.1 to the registrant’s filing on Form 20-F (No. 000-53445) filed on April 24, 2020 (https://www.sec.gov/Archives/edgar/data1445930/000119312520118233/d862752dex24.htm)

(2)	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009 (https://www.sec.gov/Archives/edgar/data/1445930/000095012309013901/h03411exv2w1.htm).
(3)	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-208008), filed on November 13, 2015 (https://www.sec.gov/Archives/edgar/data/1445930/000119380515001876/e614274_ex99-a.htm).
(4)	Incorporated by reference to “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock” of this annual report.
(5)

Incorporated by reference to exhibit 2.4 to the registrant’s filing on Form 20-F (No. 000-53445) filed on April 24, 2020 (https://www.sec.gov/Archives/edgar/data/1445930/000119312520118233/d862752dex24.htm).

(6)	Incorporated by reference to Note 41 of the consolidated financial statements of the registrant included in this annual report.
(7)	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on April 28, 2016 (https://www.sec.gov/Archives/edgar/data/1445930/000119312516561071/d181570dex111.htm).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/ Jong Kyoo Yoon
(Signature)

Jong Kyoo Yoon
Chairman and Chief Executive Officer
(Name and Title)

Date: April 27, 2021

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

KB Financial Group Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statement of financial position of KB Financial Group Inc. and its subsidiaries (“the Group”) as of December 31, 2020, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited the adjustments to the 2019 consolidated financial statements to retrospectively apply the change in the criteria for the insurance liability adequacy test, as described in Note 38.3. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2019 financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2019 consolidated financial statements taken as a whole.

The Group acquired an 100% interest in Prudential Life Insurance Company of Korea Ltd. during 2020, and management excluded from its assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2020, Prudential Life Insurance Company of Korea Ltd.’s internal control over financial reporting associated with 4.11% of total assets and 1.94% of total profit before income tax included in the consolidated financial statements of the Group as of and for the year ended December 31, 2020. Our audit of internal control over financial reporting of the Group also excluded an evaluation of the internal control over financial reporting of Prudential Life Insurance Company of Korea Ltd.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

(i) Assessment of the allowance for credit losses for loans

As discussed in Notes 3.6, 4.2, 10, and 11 to the consolidated financial statements, the Group recognized an allowance for credit losses using the Expected Credit Loss (ECL) impairment model for loans at amortized cost amounting to KRW 3,283,363 million as of December 31, 2020. A lifetime ECL is recognized for those loans that have experienced a Significant Increase in Credit Risk (SICR) since initial recognition or are credit impaired, otherwise a 12-month ECL is recognized. The Group measures ECL allowances on an individual basis for individually significant corporate loans which are credit impaired and for those which have experienced a SICR and demonstrate certain other high risk indicators (for example, debt restructuring). The individual assessment involves judgment by the Group in estimating the future cash flows, including the value of related collateral. The allowance for credit losses for other loans are measured on a collective basis. For these loans, the Group measures ECL based on its estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as the impact of Forward-Looking Information (FLI). For the corporate loans measured on a collective basis, one of the relevant inputs for determining PD is the internal credit risk rating of the borrower. The internal credit risk rating of the borrower is defined by the Group using quantitative and qualitative factors.

We identified the assessment of the allowance for credit losses for loans as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved to evaluate the Group’s estimates of future cash flows, including from the sale of collateral, for the corporate loans with ECL measured on an individual basis. In addition, a high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved to evaluate the Group’s estimates and judgments with respect to the measurement of ECL on a collective basis. This included the analysis of the qualitative factors considered in determining the internal credit risk ratings of corporate loans, the calculation of 12 month and lifetime PD, the calculation of LGD and the evaluation of FLI incorporated in the measurement of collective ECL.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to: (i) the estimation of future cash flows for individually assessed corporate loans, including controls over the work of external valuation professionals engaged by the Group to assess the future cash flows together with the value of collateral; (ii) the validation of the models used to determine the inputs to the collective ECL calculation and the impact of FLI; (iii) the assessment of qualitative factors in the process of determining the internal credit risk rating of the loans, including the review of internal credit risk ratings performed by an independent department with access to the same qualitative information; and (iv) the completeness and accuracy of data used in the determination of the credit risk ratings. We assessed the estimates of future cash flows on a sample of individually assessed corporate loans by: (i) comparing assumptions made with information obtained from internal and external sources; and (ii) assessing the reliability of information used in the estimates, including the qualification of external valuation professionals engaged by the Group. We involved credit risk and information technology professionals with specialized skills and knowledge who assisted in: (i) evaluating the methodology and key judgments used in determining the PD and LGD parameters; (ii) evaluating how FLI was incorporated in the collective ECL model; and (iii) checking the accuracy of PDs, and a sample of LGDs. We evaluated whether, for a sample of corporate loans with ECL measured on a collective basis, Group policy was applied in the internal credit risk rating process.

(ii) Assessment of the measurement of fair value of certain level 3 derivatives and level 3 derivative-linked securities

As discussed in Notes 3.3.2 and 6.1.2 to the consolidated financial statements, as of December 31, 2020 the Group has level 3 derivative assets and liabilities of KRW 441,868 million and KRW 141,447 million, respectively, level 3 debt securities at fair value through profit or loss of KRW 10,518,113 million and level 3 financial liabilities designated at fair value through profit or loss of KRW 9,201,431 million, which include financial instruments measured using internally developed valuation models. Level 3 financial instruments are those for which the determination of the fair value requires the use of one or more significant inputs which are not based on observable market data. To measure the fair value of certain of these level 3 financial instruments, the Group uses internally developed valuation models, such as discounted cash flow models and option models, which use various inputs and assumptions depending on the nature of the financial instruments.

We identified the assessment of the measurement of fair value of the level 3 derivatives and derivative-linked securities that are valued using internally developed valuation models as a critical audit matter. Subjective auditor judgment was required to evaluate the models used by the Group to estimate the fair value of these level 3 financial instruments. In addition, assessing the models’ significant inputs which were not directly observable in financial markets, such as volatility of underlying assets, correlations, regression coefficients, discount rates, and growth rates, required subjective auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of fair value of the level 3 derivatives and derivative-linked securities that are valued using internally developed valuation models. This included controls related to: (i) the development, validation and changes in the models used to value these financial instruments; (ii) the development and application of the significant unobservable inputs and assumptions used in the measurement of fair values; and (iii) the monitoring of changes to these inputs and assumptions. We involved valuation professionals with specialized skills and knowledge, who assisted in: (i) evaluating the valuation techniques and significant unobservable inputs for a selection of the level 3 derivatives and derivative-linked securities that are valued using internally developed valuation models; and (ii) developing models and significant unobservable inputs independently for a selection of these financial instruments and comparing the resulting fair value estimates to the Group’s fair value measurements.

/s/ KPMG Samjong Accounting Corp.

We have served as the Group’s auditor since 2019.

Seoul, Korea

April 27, 2021

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of

KB Financial Group Inc.:

Opinion on the Financial Statements

We have audited the consolidated statement of financial position of KB Financial Group Inc. and its subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively reflect the revision of the Regulations on Supervision of Insurance Business on the criteria for the insurance liability adequacy test described in Note 38.3. In our opinion, the consolidated financial statements, before the effects of the adjustments described in Note 38.3, present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2019 financial statements before the effects of the adjustments discussed in Note 38.3 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the revision of the Regulations on Supervision of Insurance Business on the criteria for the insurance liability adequacy test described in Note 38.3 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements, before the effects of the adjustments described above, based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 24, 2020

We served as the Company’s auditor from 2008 to 2020.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2020

	Dec. 31 2019		Dec. 31 2020		Dec. 31 2020
					Translation into U.S. dollars (Note 3)
	(In millions of Korean won)				(In thousands)
ASSETS
Cash and due from financial institutions	￦	20,837,878	￦	25,608,842	US$	23,578,497
Financial assets at fair value through profit or loss		53,549,086		61,035,455		56,196,385
Derivative financial assets		3,190,673		5,545,385		5,105,730
Loans measured at amortized cost		339,684,059		377,166,984		347,264,074
Financial investments		71,782,606		98,695,426		90,870,562
Investments in associates and joint ventures		598,240		771,435		710,274
Property and equipment		5,067,377		5,433,554		5,002,766
Investment property		2,827,988		2,533,539		2,332,673
Intangible assets		2,737,813		3,351,133		3,085,445
Net defined benefit assets		946		2,845		2,620
Current income tax assets		19,095		109,772		101,069
Deferred income tax assets		3,597		65,058		59,900
Assets held for sale		23,151		197,727		182,051
Other assets		18,215,608		30,155,037		27,764,256

Total assets		518,538,117		610,672,192		562,256,302

LIABILITIES
Financial liabilities at fair value through profit or loss		15,368,153		11,810,058		10,873,722
Derivative financial liabilities		3,007,341		5,222,897		4,808,810
Deposits		305,592,771		338,580,220		311,736,583
Borrowings		37,818,860		49,827,156		45,876,712
Debentures		50,935,583		62,760,687		57,784,835
Provisions		527,929		714,903		658,223
Net defined benefit liabilities		253,989		248,226		228,546
Current income tax liabilities		432,431		764,981		704,331
Deferred income tax liabilities		777,793		1,162,286		1,070,137
Insurance liabilities		34,966,683		54,415,296		50,101,091
Other liabilities		29,737,259		41,804,023		38,489,677

Total liabilities		479,418,792		567,310,733		522,332,667

TOTAL EQUITY
Share capital		2,090,558		2,090,558		1,924,812
Hybrid securities		399,205		1,695,988		1,561,525
Capital surplus		17,122,777		16,723,589		15,397,693
Accumulated other comprehensive income		348,021		612,337		563,789
Retained earnings		19,709,545		22,517,392		20,732,148
Treasury shares		(1,136,188)		(1,136,188)		(1,046,108)

Equity attributable to shareholders of the parent company		38,533,918		42,503,676		39,133,859
Non-controlling interests		585,407		857,783		789,776

Total equity		39,119,325		43,361,459		39,923,635

Total liabilities and equity	￦	518,538,117	￦	610,672,192	US$	562,256,302

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

	2018		2019		2020		2020
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Interest income	￦	13,734,569	￦	14,639,187	￦	14,485,747	US$	13,337,275
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		12,986,209		13,935,124		13,826,382		12,730,186
Interest income from financial instruments at fair value through profit or loss		748,360		704,063		659,365		607,089
Interest expense		(4,829,641)		(5,442,400)		(4,763,473)		(4,385,812)

Net interest income		8,904,928		9,196,787		9,722,274		8,951,463

Fee and commission income		3,717,720		3,879,247		4,527,024		4,168,109
Fee and commission expense		(1,474,344)		(1,524,243)		(1,568,085)		(1,443,763)

Net fee and commission income		2,243,376		2,355,004		2,958,939		2,724,346

Insurance income		11,975,070		12,317,182		14,386,640		13,246,025
Insurance expense		(11,484,954)		(12,017,670)		(14,086,647)		(12,969,816)

Net insurance income		490,116		299,512		299,993		276,209

Net gains on financial instruments at fair value through profit or loss before applying overlay approach		350,490		912,187		1,221,610		1,124,757
Net gains (losses) on overlay adjustment		813		(268,315)		(210,244)		(193,575)

Net gains on financial instruments at fair value through profit or loss		351,303		643,872		1,011,366		931,182

Net other operating expenses		(1,130,036)		(1,063,324)		(1,499,930)		(1,381,011)

General and administrative expenses		(5,918,512)		(6,271,017)		(6,833,152)		(6,291,399)

Operating profit before provision for credit losses		4,941,175		5,160,834		5,659,490		5,210,790

Provision for credit losses		(673,694)		(670,185)		(1,043,498)		(960,767)

Net operating income		4,267,481		4,490,649		4,615,992		4,250,023

Share of profit (losses) of investments in associates and joint ventures		24,260		16,451		(43,750)		(40,281)
Net other non-operating income		9,791		26,886		189,390		174,374

Net non-operating income		34,051		43,337		145,640		134,093

Profit before income tax expense		4,301,532		4,533,986		4,761,632		4,384,116

Income tax expense		(1,239,586)		(1,220,787)		(1,259,351)		(1,159,506)

Profit for the year	￦	3,061,946	￦	3,313,199	￦	3,502,281	US$	3,224,610

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

	2018		2019		2020			2020
								Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)							(In thousands, except per share amounts)
Items that will not be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	￦	(138,016)	￦	(55,827)	￦	(10,385)	US$	(9,561)
Share of other comprehensive loss of associates and joint ventures		(74)		(105)		(1)		(1)
Net gains (losses) on equity instruments at fair value through other comprehensive income		(31,169)		(17,329)		822,140		756,958
Fair value changes on financial liabilities designated at fair value due to own credit risk		1,484		(11,372)		8,819		8,120

		(167,775)		(84,633)		820,573		755,516

Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		48,820		37,861		(187,283)		(172,435)
Net gains (losses) on debt instruments at fair value through other comprehensive income		119,182		35,490		(356,572)		(328,302)
Shares of other comprehensive income (loss) of associates and joint ventures		(3,659)		7,800		(6,846)		(6,303)
Losses on cash flow hedging instruments		(9,038)		(33,182)		(1,264)		(1,164)
Gains (losses) on hedging instruments of net investments in foreign operations		(27,134)		(8,900)		64,269		59,174
Other comprehensive income (loss) arising from separate account		28,709		3,364		(9,683)		(8,915)
Net gains on overlay approach adjustment		413		194,223		152,125		140,064

		157,293		236,656		(345,254)		(317,881)

Other comprehensive income (loss) for the year, net of tax		(10,482)		152,023		475,319		437,635

Total comprehensive income for the year		3,051,464		3,465,222		3,977,600		3,662,245

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

	2018		2019		2020		2020
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Profit attributable to:
Shareholders of the parent company		3,061,191		3,311,828		3,455,151		3,181,217
Non-controlling interests		755		1,371		47,130		43,393

		3,061,946		3,313,199		3,502,281		3,224,610

Total comprehensive income for the year attributable to:
Shareholders of the parent company		3,050,805		3,463,567		3,956,113		3,642,462
Non-controlling interests		659		1,655		21,487		19,783

	￦	3,051,464	￦	3,465,222	￦	3,977,600	US$	3,662,245

Earnings per share
Basic earnings per share	￦	7,721	￦	8,451	￦	8,809	US$	8.11
Diluted earnings per share		7,676		8,389		8,697		8.01

*

The consolidated statements of comprehensive income for the years ended December 31, 2020 and 2019 are prepared in accordance with IFRS 16, and the comparatives for the year ended December 31, 2018 has not been restated.

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

	Equity attributable to shareholders of the parent company
	Share Capital		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non- controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2018	￦	2,090,558	￦	17,122,228	￦	537,668	￦	15,044,204	￦	(755,973)	￦	6,144	￦	34,044,829

The effect of changing of accounting policy		—		—		(349,476)		(71,724)		—		—		(421,200)
Balance after reflecting the effect of accounting policy		2,090,558		17,122,228		188,192		14,972,480		(755,973)		6,144		33,623,629

Comprehensive income for the year
Profit for the year		—		—		—		3,061,191		—		755		3,061,946
Remeasurements of net defined benefit liabilities		—		—		(138,016)		—		—		—		(138,016)
Exchange differences on translating foreign operations		—		—		48,916		—		—		(96)		48,820
Net gains on financial instruments at fair value through other comprehensive income		—		—		88,013		15,498		—		—		103,511
Share of other comprehensive loss of associates and joint ventures		—		—		(3,733)		—		—		—		(3,733)
Losses on cash flow hedging instruments		—		—		(9,038)		—		—		—		(9,038)
Losses on hedge of net investments in a foreign operations		—		—		(27,134)		—		—		—		(27,134)
Other comprehensive income arising from separate account		—		—		28,709		—		—		—		28,709
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		1,484		—		—		—		1,484
Net gains on overlay approach adjustment		—		—		413		—		—		—		413

Total comprehensive income (loss) for the year		—		—		(10,386)		3,076,689		—		659		3,066,962
Transactions with shareholders
Annual dividends paid to shareholders of the parent company		—		—		—		(766,728)		—		—		(766,728)
Acquisition of treasury shares		—		—		—		—		(212,576)		—		(212,576)
Non-controlling interests changes in business combination		—		—		—		—		—		2,238		2,238
Others		—		(568)		—		—		—		70		(498)

Total transactions with shareholders		—		(568)		—		(766,728)		(212,576)		2,308		(977,564)
Balance as of December 31, 2018	￦	2,090,558	￦	17,121,660	￦	177,806	￦	17,282,441	￦	(968,549)	￦	9,111	￦	35,713,027

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

	Equity attributable to shareholders of the parent company
	Share Capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2019	￦	2,090,558	￦	—	￦	17,121,660	￦	177,806	￦	17,282,441	￦	(968,549)	￦	9,111	￦	35,713,027

Comprehensive income for the year
Profit for the year		—		—		—		—		3,311,828		—		1,371		3,313,199
Remeasurements of net defined benefit liabilities		—		—		—		(55,827)		—		—		—		(55,827)
Exchange differences on translating foreign operations		—		—		—		37,577		—		—		284		37,861
Net gains (losses) on financial instruments at fair value through other comprehensive income		—		—		—		36,637		(18,475)		—		—		18,162
Share of other comprehensive income of associates and joint ventures		—		—		—		7,695		—		—		—		7,695
Losses on cash flow hedging instruments		—		—		—		(33,182)		—		—		—		(33,182)
Losses on hedge of net investments in foreign operations		—		—		—		(8,900)		—		—		—		(8,900)
Other comprehensive income arising from separate account		—		—		—		3,364		—		—		—		3,364
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		(11,372)		—		—		—		(11,372)
Net gains on overlay approach adjustment		—		—		—		194,223		—		—		—		194,223

Total comprehensive income for the year		—		—		—		170,215		3,293,353		—		1,655		3,465,223
Transactions with shareholders
Annual dividends paid to shareholders of the parent company		—		—		—		—		(759,736)		—		—		(759,736)
Acquisition and retirement of treasury shares		—		—		—		—		(100,000)		(167,639)		—		(267,639)
Issuance of hybrid securities		—		399,205		—		—		—		—		574,580		973,785
Dividends on hybrid securities		—		—		—		—		(6,513)		—		—		(6,513)
Others		—		—		1,117		—		—		—		61		1,178

Total transactions with shareholders		—		399,205		1,117		—		(866,249)		(167,639)		574,641		(58,925)
Balance as of December 31, 2019	￦	2,090,558	￦	399,205	￦	17,122,777	￦	348,021	￦	19,709,545	￦	(1,136,188)	￦	585,407	￦	39,119,325

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

	Equity attributable to shareholders of the parent company
	Share Capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non- controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2020	￦	2,090,558	￦	399,205	￦	17,122,777	￦	348,021	￦	19,709,545	￦	(1,136,188)	￦	585,407	￦	39,119,325

Comprehensive income for the year
Profit for the year		—		—		—		—		3,455,151		—		47,130		3,502,281
Remeasurements of net defined benefit liabilities		—		—		—		(10,096)		—		—		(289)		(10,385)
Exchange differences on translating foreign operations		—		—		—		(162,906)		—		—		(24,377)		(187,283)
Net gains (losses) on financial instruments at fair value through other comprehensive income		—		—		—		229,899		236,648		—		(979)		465,568
Share of other comprehensive loss of associates and joint ventures		—		—		—		(6,847)		—		—		—		(6,847)
Losses on cash flow hedging instruments		—		—		—		(1,264)		—		—		—		(1,264)
Gains on hedge of net investments in foreign operations		—		—		—		64,269		—		—		—		64,269
Other comprehensive loss arising from separate account		—		—		—		(9,683)		—		—		—		(9,683)
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		8,819		—		—		—		8,819
Net gains on overlay approach adjustments		—		—		—		152,125		—		—		—		152,125

Total comprehensive income for the year		—		—		—		264,316		3,691,799		—		21,485		3,977,600
Transactions with shareholders
Annual dividends paid to shareholders of the parent company		—		—		—		—		(861,092)		—		—		(861,092)
Issuance of hybrid securities		—		1,296,783		—		—		—		—		—		1,296,783
Dividends on hybrid securities		—		—		—		—		(22,860)		—		(25,658)		(48,518)
Non-controlling interests changes in business combination		—		—		—		—		—		—		247,008		247,008
Others		—		—		(399,188)		—		—		—		29,541		(369,647)

Total transactions with shareholders		—		1,296,783		(399,188)		—		(883,952)		—		250,891		264,534
Balance as of December 31, 2020	￦	2,090,558	￦	1,695,988	￦	16,723,589	￦	612,337	￦	22,517,392	￦	(1,136,188)	￦	857,783	￦	43,361,459

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

	Equity attributable to shareholders of the parent company
	Share Capital		Hybrid securities		Capital Surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non- controlling interests		Total equity
	(Translation into U.S. dollars (Note 3)) (In thousands)
Balance as of January 1, 2020	US$	1,924,812	US$	367,555	US$	15,765,233	US$	320,429	US$	18,146,914	US$	(1,046,108)	US$	538,995	US$	36,017,830

Comprehensive income for the year
Profit for the year		—		—		—		—		3,181,217		—		43,393		3,224,610
Remeasurements of net defined benefit liabilities		—		—		—		(9,296)		—		—		(265)		(9,561)
Exchange differences on translating foreign operations		—		—		—		(149,991)		—		—		(22,444)		(172,435)
Net gains (losses) on financial instruments at fair value through other comprehensive income		—		—		—		211,672		217,886		—		(901)		428,657
Share of other comprehensive loss of associates and joint ventures		—		—		—		(6,304)		—		—		—		(6,304)
Losses on cash flow hedging instruments		—		—		—		(1,164)		—		—		—		(1,164)
Gains on hedge of net investments in foreign operations		—		—		—		59,174		—		—		—		59,174
Other comprehensive loss arising from separate account		—		—		—		(8,915)		—		—		—		(8,915)
Fair value changes on financial liabilities designated at fair value due to own credit risk		—		—		—		8,120		—		—		—		8,120
Net gains on overlay approach adjustments		—		—		—		140,064		—		—		—		140,064

Total comprehensive income for the year		—		—		—		243,360		3,399,102		—		19,784		3,662,246
Transactions with shareholders
Annual dividends paid to shareholders of the parent company		—		—		—		—		(792,822)		—		—		(792,822)
Issuance of hybrid securities		—		1,193,970		—		—		—		—		—		1,193,970
Dividends on hybrid securities		—		—		—		—		(21,047)		—		(23,624)		(44,671)
Non-controlling interests changes in business combination		—		—		—		—		—		—		227,424		227,424
Others		—		—		(367,540)		—		—		—		27,198		(340,342)

Total transactions with shareholders		—		1,193,970		(367,540)		—		(813,869)		—		230,998		243,559
Balance as of December 31, 2020	US$	1,924,812	US$	1,561,525	US$	15,397,693	US$	563,789	US$	20,732,148	US$	(1,046,108)	US$	789,776	US$	39,923,635

*

The consolidated statements of changes in equity for the years ended December 31, 2019 and 2020 are prepared in accordance with IFRS 16, and the comparatives for the year ended December 31, 2018 has not been restated.

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

	2018		2019		2020		2020
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from operating activities:
Profit for the year	￦	3,061,946	￦	3,313,199	￦	3,502,281	US$	3,224,610

Adjustment for non-cash items
Net gains on financial assets/liabilities at fair value through profit or loss		(104,755)		(438,567)		(566,447)		(521,538)
Net losses (gains) on derivative financial instruments for hedging purposes		186,029		(3,835)		(52,696)		(48,519)
Adjustment of fair value of derivative financial instruments		410		282		(3,198)		(2,945)
Provision for credit loss		673,694		670,185		1,043,498		960,767
Net gains on financial investments		(99,253)		(206,192)		(278,805)		(256,702)
Share of loss (profit) of associates and joint ventures		(24,260)		(16,451)		43,750		40,281
Depreciation and amortization expense		409,481		784,431		874,911		805,545
Depreciation and amortization expense on VOBA		214,153		192,459		173,866		160,082
Other net gains on property and equipment/intangible assets		(138,553)		(33,238)		(124,218)		(114,369)
Share-based payments		10,930		49,418		49,364		45,450
Policy reserve appropriation		1,608,175		1,546,271		2,709,818		2,494,976
Post-employment benefits		220,215		231,913		235,231		216,581
Net interest expense		277,152		313,550		458,210		421,883
Net gains on foreign currency translation		(142,586)		(74,488)		(116,786)		(107,526)
Gain on bargain purchase		—		—		(145,067)		(133,566)
Net other expense		207,025		390,074		524,742		483,141

		3,297,857		3,405,812		4,826,173		4,443,541

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(8,446,927)		(916,415)		(7,139,647)		(6,573,595)
Derivative financial instruments		151,297		(644,342)		(38,376)		(35,333)
Loans at fair value through other comprehensive income		(40,413)		15,536		81,803		75,318
Loans at amortized cost		(31,334,606)		(21,681,258)		(31,126,636)		(28,658,825)
Current income tax assets		(3,668)		(9,091)		(54,539)		(50,215)
Deferred income tax assets		(557)		803		(15,108)		(13,910)
Other assets		(2,292,160)		(3,668,385)		(9,126,046)		(8,402,507)
Financial liabilities at fair value through profit or loss		3,690,005		(77,231)		(3,247,108)		(2,989,668)
Deposits		20,679,844		28,480,993		27,381,662		25,210,763
Current income tax liabilities		264,765		(266,204)		323,313		297,679
Deferred income tax liabilities		115,208		235,209		(125,066)		(115,150)
Other liabilities		1,899,791		1,212,080		3,216,600		2,961,577

		(15,317,421)		2,681,695		(19,869,148)		(18,293,866)

Net cash inflow (outflow) from operating activities	￦	(8,957,618)	￦	9,400,706	￦	(11,540,694)	US$	(10,625,715)

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

	2018		2019		2020		2020
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from investing activities:
Net cash flows from derivative financial instruments for hedging purposes	￦	42,305	￦	(206,680)	￦	(64,177)	US$	(59,089)
Disposal of financial asset at fair value through profit or loss		9,582,940		11,364,615		14,169,758		13,046,338
Acquisition of financial asset at fair value through profit or loss		(8,707,420)		(12,359,886)		(13,923,371)		(12,819,485)
Disposal of financial investments		60,773,660		69,489,132		83,143,443		76,551,586
Acquisition of financial investments		(64,729,380)		(79,083,472)		(92,206,817)		(84,896,389)
Disposal of investments in associates and joint ventures		34,717		26,185		210,266		193,595
Acquisition of investments in associates and joint ventures		(187,077)		(92,200)		(515,342)		(474,484)
Disposal of property and equipment		2,272		12,786		6,465		5,952
Acquisition of property and equipment		(452,270)		(608,736)		(424,862)		(391,178)
Disposal of investment property		140,969		94,207		646,263		595,025
Acquisition of investment property		(1,288,125)		(806,088)		(53,196)		(48,978)
Disposal of intangible assets		10,706		14,694		14,303		13,169
Acquisition of intangible assets		(126,163)		(333,557)		(182,859)		(168,361)
Net cash flows from the change in subsidiaries		188,140		91,592		(1,951,245)		(1,796,545)
Others		234,440		62,984		142,961		131,627

Net cash outflow from investing activities		(4,480,286)		(12,334,424)		(10,988,410)		(10,117,217)

Cash flows from financing activities:
Net cash flows from derivative financial instruments for hedging purposes		15,044		(28,631)		(16,202)		(14,918)
Net increase in borrowings		4,216,014		5,027,313		10,683,659		9,836,627
Increase in debentures		143,603,589		93,655,747		119,705,016		110,214,450
Decrease in debentures		(135,180,630)		(96,145,669)		(107,760,800)		(99,217,206)
Increase (decrease) in other payables from trust accounts		267,077		(68,648)		2,326,495		2,142,043
Dividends paid to shareholders of the parent company		(766,728)		(759,736)		(861,092)		(792,822)
Dividends paid on hybrid securities		—		(6,513)		(22,860)		(21,047)
Acquisition of treasury shares		(224,700)		(274,317)		—		—
Issuance of hybrid securities		—		399,205		1,296,783		1,193,970
Decrease (increase) in non-controlling interests		—		574,580		(25,658)		(23,624)
Redemption of principal elements of lease payments		—		(229,750)		(235,498)		(216,827)
Others		(185,894)		134,027		172,433		158,762

Net cash inflow from financing activities		11,743,772		2,277,608		25,262,276		23,259,408

Effect of exchange rate changes on cash and cash equivalents		(67,950)		137,019		(171,805)		(158,184)

Net increase (decrease) in cash and cash equivalents		(1,762,082)		(519,091)		2,561,367		2,358,292
Cash and cash equivalents at the beginning of the year		8,404,898		6,642,816		6,123,725		5,638,218

Cash and cash equivalents at the end of the year	￦	6,642,816	￦	6,123,725	￦	8,685,092	US$	7,996,510

*

The consolidated statements of cash flows for the years ended December 31, 2019 and 2020 are prepared in accordance with IFRS 16, and the comparatives for the year ended December 31, 2018 has not been restated.

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd., which was classified as a subsidiary.

The Parent Company’s share capital as of December 31, 2020, is ￦ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS are the standards, subsequent amendments and related interpretations (“IFRICs”) issued by the International Accounting Standards Board (“IASB”).

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2020.

•	Amendments to IAS No.1 Presentation of Financial Statements and IAS No.8 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the definition of material. Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to IFRS No.3 Business Combination – Definition of a Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and the definition of output excludes the returns in the form of lower costs and other economic benefits. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, an entity may elect to apply an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. These amendments do not have a significant impact on the consolidated financial statements. However, these amendments may have impact on the consolidated financial statements if business combination occurs in the future.

2.1.2 The Group has early adopted the following amended standards.

•	Amendments to IFRS No.7 Financial Instruments: Disclosure, IFRS No.9 Financial Instruments – Interest Rate Benchmark Reform

These amendments provide exceptions applying hedge accounting even though interest rate benchmark reform gives rise to uncertainties. In the hedging relationship, an entity shall assume that the interest rate benchmark on which the hedge cash flows are based is not altered as a result of interest rate benchmark reform when determining whether a forecast transaction is highly probable and prospectively assessing hedging effectiveness. For a hedge of a non-contractually specified benchmark component of interest rate risk, an entity shall apply the requirement that the risk component shall be separately identifiable only at the inception of the hedging relationship. The application of this exception is ceased either when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedge item, or when the hedging relationship that the hedge item is part of is discontinued. The Group early adopted these amendments since 2019 as the amendments allow the early adoption.

The significant benchmark interest rate indicators for the hedge relationship are LIBOR and CD, and those affected by these amendments should be referred to Note 9.

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Group.

•	Amendments to IFRS No.16 Leases – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The amendments should be applied for annual periods beginning on or after June 1, 2020, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•

Amendments to IFRS No.9 Financial Instruments, IAS No.39 Financial Instruments: Recognition and Measurement, IFRS No.7 Financial Instruments: Disclosure, IFRS No.4 Insurance Contracts and IFRS No.16 Lease – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendments should be applied for annual periods beginning on or after January 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to IFRS No.3 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS No.37 Provisions, Contingent Liabilities and Contingent Assets, and IFRIC No.21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to IAS No.16 Property, Plant and Equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to IAS No.37 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Annual improvements to IFRS 2018-2020

Annual improvements of IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	IFRS No.1 First time Adoption of International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	IFRS No.9 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	IFRS No.16 Leases – Lease incentives

•	IAS No.41 Agriculture – Measuring fair value

•	Amendments to IAS No.1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	IFRS No.17 Insurance Contracts

IFRS No.17 Insurance Contracts was issued in May 2017 and sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. IFRS No.17 is currently effective from January 1, 2023. The Group is in the process of implementing IFRS No.17. Industry practice and interpretation of the standard are still developing and there may be changes to it. Therefore, the likely impact of its implementation remains uncertain.

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of the consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the consolidated financial statements are as follows:

2.4.1 Income taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Group is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Group’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties with regard to measuring the final tax effects during the period when the tax law is applied.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in fair value determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Allowances and provisions for credit losses

The Group recognizes and measures allowances for credit losses of debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, and lease receivables. Also, the Group recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower for individually assessed loans, and upon assumptions and methodology used for collectively assessed groups of loans, acceptances and guarantees and unused loan commitments.

2.4.4 Net defined benefit liability

The present value of the net defined benefit liability is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

2.4.6 Estimated claims for Incurred But Not Reported (“IBNR”)

An amount of IBNR is the total sum of estimated insurance claims that shall be paid for accidents that occurred but have not been reported to the Group and the estimated amount of insurance proceeds that shall be additionally paid upon resumption of payment claims. The Group calculates IBNR by applying statistical methods in risk units designated in Detailed Regulations on Supervision of Insurance Business, and records IBNR in reserve for outstanding claims of insurance liability. IBNR based on statistical methods requires significant accounting estimates in determining appropriate model applied by accident year (PLDM, ILDM, BFM, and others) and development parameters.

2.4.7 Assessment of expected credit losses of financial instruments related to COVID-19

The proliferation of COVID-19 in 2020 negatively affected the global economy, despite of various forms of government support policy. Accordingly, the Group was provided with various economic forecasting scenarios from KB Research, assuming macroeconomic changes due to the level of COVID-19 pandemic. The Group reviewed the possibilities of each scenario comprehensively, updated the forward-looking information, and reflected its effect on expected credit losses through the statistical method. In order to reflect additional credit risk for financial assets whose industries are highly affected by COVID-19, the Group measured expected credit losses using a conservative scenario comparing to the forecasted forward-looking information and proactively responded to the credit risk to be increased in the future by expanding the scope of loans subject to lifetime expected credit losses (non-impaired) and expanding the scope of loans subject to individual assessment. The Group will continue to monitor the impact of COVID-19 on the expected credit losses by comprehensively considering the duration of the impact on the entire economy and the government’s policies.

3. Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

For the comparative purpose, certain information in the notes for the year ended December 31, 2019 have been reclassified to conform to the presentation for the year ended December 31, 2020.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to that subsidiary’s financial statements in preparing the consolidated financial statements to ensure conformity with the Group’s accounting policies.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Parent Company and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the Parent Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions (i.e. transactions with owners in their capacity as owners). The difference between fair value of any consideration paid and carrying amount of the subsidiary’s net assets attributable to the additional interests acquired, is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group loses control, any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost, with the resulting difference recognized in profit or loss. This fair value will be the fair value on initial recognition of a financial asset in accordance with IFRS No.9 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture. In addition, all amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group accounts for each business combination by applying the acquisition method. The consideration transferred is measured at fair value, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are initially measured at acquisition-date fair values. For each business combination, the Group measures non-controlling interests in the acquiree that entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation at either (a) fair value or (b) the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition-related costs are expensed in the periods in which the costs are incurred.

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

The Group applies the book amount method to account for business combinations of entities under a common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book amounts on the consolidated financial statements of the Group. In addition, the difference between (a) the sum of consolidated net book amounts of the assets and liabilities transferred and accumulated other comprehensive income and (b) the consideration paid is recognized as capital surplus.

3.1.2 Associates and joint ventures

Associates are entities over which the Group has significant influence over the financial and operating policy decisions. Generally, if the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Joint ventures are investments in which the Group jointly controls over economic activities pursuant to contractual arrangement. Decisions about financial and operating policies require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are initially recognized at cost and equity method is applied after initial recognition. The carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the Group’s share in associates. If unrealized losses are indication of an impairment loss that which should be recognized in the consolidated financial statements, those losses are recognized for the period.

If associates and joint ventures use accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates’ accounting policies conform to those of the Group when the associates’ financial statements are used by the Group in applying the equity method.

If the Group’s share of losses of associates and joint ventures equals or exceeds its interest in the associates (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associates.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as non-operating income (expenses) in the consolidated statement of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power over the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the substantive ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Funds management

The Group manages and operates trust assets, collective investment and other funds on behalf of investors. These trusts and funds are not consolidated, except for trusts and funds over which the Group has control.

3.1.5 Intragroup transactions

Intragroup balances, income, expenses and any unrealized gains and losses resulting from intragroup transactions are eliminated in full, in preparing the consolidated financial statements. If unrealized losses are indication of an impairment loss which should be recognized in the consolidated financial statements, those losses are recognized for the period.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange difference for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items is recognized in profit or loss. When gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income, conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Group’s presentation currency, are translated into the Group’s presentation currency based on the following procedures.

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in that foreign operation, then foreign currency difference arising from that monetary item is recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its consolidated statement of financial position when the Group becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Group classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

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

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.3.2.2 Fair value

The Group uses quoted price in active market which is based on listed market price or dealer price quotations of financial instruments traded in active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not observable in market and therefore it is necessary to estimate fair value based on certain assumptions.

In addition, the fair value information recognized in the consolidated statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 :	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date

Level 2 :	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 :	Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The Group uses valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the consolidated statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Group transfers substantially all the risks and rewards of ownership of the financial asset, or the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Group has not retained control. Therefore, if the Group does not transfer substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Group writes off a financial asset when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Group considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal regulations. After the write-off, the Group can collect the written-off loans continuously according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the consolidated statement of financial position when it is extinguished (i.e. the obligation specified in the contract is discharged, canceled or expires).

3.3.4 Offsetting

A financial asset and a financial liability is offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group and all of the counterparties.

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

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial asset at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income;

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding and;

•	Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized as other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange difference resulting from change in amortized cost is recognized in profit or loss, and other changes are recognized in equity.

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Loss of Financial Assets (Debt Instruments)

The Group recognizes a loss allowance for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial asset at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below 2 approaches

•	Simplified approach: for trade receivables, contract assets and lease receivables

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Group measures the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is presumed to be a period to the contractual maturity date of financial assets (the expected life of financial assets).

The Group assesses whether the credit risk has increased significantly using the following information, and if one or more of the following conditions are met, it is deemed as significant increase in credit risk. Information of more than 30 days overdue is applied to all subsidiaries, and other information is applied selectively considering specific indicators of each subsidiary or additionally considering specific indicators of each subsidiary. If the contractual cash flows on a financial asset have been renegotiated or modified, the Group assesses whether the credit risk has increased significantly using the same following information.

•	More than 30 days past due

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

Under simplified approach, the Group always measures the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group only recognizes the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets. In assessing credit impairment, the Group uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.

The Group generally considers the loan to be credit-impaired if one or more of the following conditions are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C or D

•	Refinancing

•	Debt restructuring, etc.

3.6.1 Forward-looking information

The Group uses forward-looking information, when it assesses whether the credit risk has increased significantly and measures the expected credit losses.

The Group assumes the risk components have a certain correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Construction investment change rate	(-)
Rate of change in housing transaction price index	(-)
Interest rate spread	(+)
Private consumption growth rate	(-)
Change of call rate compared to the last year (%p)	(+)
Household loan change rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by the management of the Group for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future condition of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

In order to reflect additional credit risk for financial assets whose industries are highly affected by COVID-19, the Group measures expected credit losses using a conservative scenario comparing to the forecasted forward-looking information.

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows that are due to the Group under the contract and the cash flows that the Group expects to receive. The Group estimates expected future cash flows for financial assets that are individually significant. The Group selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) among financial assets with the credit risk has increased significantly or credit-impaired(individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is calculated using management’s best estimate on present value of expected future cash flows. The Group uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the expected credit loss model involves certain assumptions to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

The lifetime expected credit loss is measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Group measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets measured at amortized cost. However, the loss allowance is recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of the loss allowance is reclassified from other comprehensive income to profit or loss.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates certain derivatives and non-derivatives as hedging instruments to hedge the risk of foreign exchange of the net investment in a foreign operation (hedge of net investment).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Group will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivatives are initially recognized at fair value. After initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivatives are designated and qualify for a fair value hedge, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. If the hedged items are equity instruments for which the Group has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expense. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expense) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Derivative and non-derivative financial instruments designated for net investments hedges

If derivatives and non-derivatives are designated and qualify for the net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss as other operating income and expense. The cumulative gain or loss on the hedging instrument relating to the effective portion of the hedge that has been accumulated in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

3.7.5 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gains or losses

If the Group uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation methods and estimated useful lives of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings	Straight-line	20~40 years
Leasehold improvements	Declining-balance/ Straight-line	4~15 years
Equipment and vehicles	Declining-balance/ Straight-line	3~15 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

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

The depreciation method and estimated useful lives of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful lives
Buildings	Straight-line	20~40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method or declining-balance method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	3 ~ 19 years
Software	Straight-line	3 ~ 5 years
VOBA	Declining-balance	30, 60 years
Others	Straight-line / Declining-balance	1 ~ 13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Group carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

3.10.1 Value of business acquired (“VOBA”)

In case of acquisition of insurance company, the Group recognized the difference amount as VOBA in intangible assets, if the fair value of the acquired insurance liability is less than the carrying amount based on the acquiree’s accounting policy, and in the opposite case, the difference amount is recognized as negative VOBA and included in premium reserve. VOBA is an estimated present value of future cash flow of insurance contracts at the acquisition date. VOBA is amortized over the above estimated useful lives using declining balance method, and the depreciation is recognized as insurance expense.

3.10.2 Goodwill

3.10.2.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Group’s previous accounting policy, prior to the transition to IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of cost of the business combination over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds cost of business combination, the difference is recognized in profit or loss.

For each business combination, the Group decides at the acquisition date whether the non-controlling interests in the acquiree is initially measured at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.2.2 Additional acquisitions of non-controlling interests

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

3.10.2.3 Subsequent measurement

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

3.11 Impairment of Non-financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

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

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.13 Financial Liabilities

The Group classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Group borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized as profit or loss.

In addition, the change in fair value of the financial liability that is attributable to change in the credit risk of that liability, the Group presents this change in other comprehensive income, and does not recycle this to profit or loss in accordance with IFRS No.9. However, if this treatment creates or enlarges an accounting mismatch, the Group recognizes this change in profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

In case an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowing. The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e. when the obligation specified in the contract is discharged, canceled or expires).

3.14 Insurance Contracts

KB Insurance Co., Ltd., KB Life Insurance Co., Ltd. and Prudential Life Insurance Company of Korea Ltd., the subsidiaries of the Group, issue insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of IFRS No.9 Financial Instruments to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to IFRS No.4 Insurance Contracts. The Group recognizes assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the consolidated statement of financial position, and as other operating income (expenses) in the consolidated statement of comprehensive income, respectively.

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

3.14.2.1 Premium reserve

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

3.14.2.2 Reserve for outstanding claims

Reserve for outstanding claims refers to the amount not yet paid, out of an amount to be paid or expected to be paid with respect to the insured events which have arisen as of the end of each fiscal year.

3.14.2.3 Unearned premium reserve

Reserve for the insurance premiums that are due during the reporting period but not earned at the end of the period.

3.14.2.4 Reserve for dividend to policyholders

Reserve for dividend to policyholders including dividend of interest rate differential, rate of risk differential and business expenses differential is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.14.3 Liability adequacy test

The Group conducts a liability adequacy test for all contracts to which IFRS No.4 Insurance Contracts apply, in consideration of current estimates of all cash inflows and cash outflows from the insurance contracts at the end of the reporting period including options, guarantees, claims survey costs and policy loans. If the assessment shows that the carrying amount of its insurance liabilities is insufficient in light of the estimated adequate liabilities, additional reserve is recognized for the deficient amount.

Future cash flows from long-term insurance are discounted at interest rate scenario, which is risk-free rate scenario adjusted by liquidity premium, whereas future cash flows from general insurance are not discounted to present value. In case of insurance premium and unearned premium reserves, all future cash flows such as payment of claims, administration expenses and premium received from policyholders are considered for the liability adequacy test. And in case of reserve for outstanding claims, the adequacy of individually assessed payment of claims is tested by applying models that are considered appropriate for claim development trend among various statistical methods.

3.14.4 Deferred acquisition costs

The Group recognizes acquisition cost incurred by the long-term insurance contract as an asset and amortizes it evenly over the premium payment period. If the premium payment period exceeds seven years, the amortization period shall be seven years. If the insurance contract is surrendered or lapsed due to payment overdue, the remaining balances of deferred acquisition cost are fully amortized in the period in which the contract is surrendered or lapsed.

3.15 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

3.16 Financial Guarantee Contracts

A financial guarantee contract requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with IFRS No.9 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with IFRS No.15 Revenue from Contracts with Customers.

3.17 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.17.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.17.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver financial assets such as cash in relation to the financial instruments. However, hybrid securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.17.3 Treasury shares

If the Group acquires its own equity instruments, these are accounted for as treasury shares and are deducted directly from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or retirement of own equity instruments. If an entity within the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

3.17.4 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect and it is not remeasured subsequently.

3.18 Revenue Recognition

The Group recognizes revenues in accordance with the following steps determined in accordance with IFRS No.15 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.18.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments and other debt instruments), loans, financial instruments at amortized cost and debt securities at fair value through other comprehensive income, are recognized in the consolidated statement of comprehensive income using the effective interest method in accordance with IFRS No.9 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Group estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows and the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the rate of interest used to discount the expected cash flows for the purpose of measuring the impairment loss.

Interest income on debt securities at fair value through profit or loss is also classified as interest income in the consolidated statement of comprehensive income.

3.18.2 Fee and commission income

The Group recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.18.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

3.18.2.2 Fees related to performance obligations satisfied over time

The Group transfers control of a good or service over time, therefore, recognizes revenue related to performance obligations satisfied over the period of performance obligations. Fees which can be earned through the certain periods, including asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.18.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains controls of a promised good or service and the Group satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

A syndication arrangement fees recognized as revenue when the syndication has been completed, if the Group arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants).

3.18.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains and losses from following financial instruments:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate)

•	Gains or losses relating to derivatives for trading (including derivatives for hedging purpose but do not qualify for hedge accounting)

3.18.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

3.19 Employee Compensation and Benefits

3.19.1 Post-employment benefits:

3.19.1.1 Defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.19.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.19.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Group has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.19.3 Share-based payment

The Group has provided its directors and employees with stock grants, mileage stocks and long-term share-based payments programs. When stock grants are exercised, the Group can either select to distribute newly issued shares or treasury shares or compensate in cash based on the share price. When mileage stocks and long-term share-based payments are exercised, the Group pays the amount equivalent to share price of KB Financial Group Inc. in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group measures the liability incurred as consideration for the service, at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stocks and long-term share-based payments program, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expense and accrued expenses at the time of vesting.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

3.19.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Group recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of IAS No.37 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.20 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.20.1 Current income tax

Current income tax is the amount of income tax payable in respect of the taxable profit (loss) for the period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.20.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements.

Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

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

The Group offsets deferred income tax assets and deferred income tax liabilities if, and only if the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.20.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements in accordance with IAS No.12 and IFRIC No.23. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, additional dues on tax paid or refund are recognized in accordance with IAS No.37 because those are, in substance, interest and penalty.

3.21 Earnings per Share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the Parent Company and presents them in the consolidated statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares including convertible bonds and share options.

3.22 Lease

The Group as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the consolidated statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Group can elect not to apply the requirements of IFRS No.16 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under $ 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Group applies the requirements of IFRS No.15 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.23 Operating Segments

The Group identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

3.24 Overlay Approach

The Group applies the overlay approach in accordance with IFRS No.4 and a financial asset is eligible for designation for the overlay approach if, and only if, the following criteria are met:

•	It is measured at fair value through profit or loss applying IFRS No.9 but would not have been measured at fair value through profit or loss in its entirety applying IAS No.39 and

•	It is not held in respect of an activity that is unconnected with contracts within the scope of IFRS No.4.

The Group reclassifies between profit or loss and other comprehensive income, and the amount reclassified is equal to the difference between:

•	The amount reported in profit or loss for the designated financial assets applying IFRS No.9 and

•	The amount that would have been reported in profit or loss for the designated financial assets if the insurer had applied IAS No.39.

The Group is permitted to apply the overlay approach either at initial recognition or it may subsequently designate financial assets that newly meet criterion of not being held in respect of an activity that is unconnected with insurance contract, having previously not met that criterion.

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

At the beginning of any annual period, the Group may stop applying the overlay approach to all designated financial assets, and cannot subsequently apply the overlay approach, if it stops using this approach because it is no longer an insurer.

3.25 United States dollar amounts

The Group operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of ￦1,086.11 to U.S. $1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 2020. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions through increased risk transparency, spread of risk management culture and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of Internal Capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the Board of Directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department manages risk management policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk and risk of specific sectors.

The Group defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

4.2.2 Credit risk management

The Group measures the expected loss and economic capital for the assets subject to credit risk management, including on-balance and off-balance assets, and uses them as management indicators. The Group allocates and manages credit risk economic capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned with credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating takes into account the personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which it has the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for credit loss. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, a credit bureau company’s external information and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independent of the Sales Group, the Credit Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up management and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting economic capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments other than equity securities, to credit risk without consideration of collateral values as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Financial assets
Due from financial institutions measured at amortized cost*	￦	18,142,960	￦	22,720,091
Financial assets at fair value through profit or loss
Due from financial institutions measured at fair value through profit or loss		216,367		100,094
Securities measured at fair value through profit or loss		50,721,526		58,415,100
Loans measured at fair value through profit or loss		427,545		337,983
Financial instruments indexed to the price of gold		79,805		89,965
Derivatives		3,190,673		5,545,385
Loans measured at amortized cost*		339,684,059		377,166,984
Financial investments
Securities measured at fair value through other comprehensive income		43,556,848		58,456,889
Securities measured at amortized cost*		25,346,555		36,870,229
Loans measured at fair value through other comprehensive income		375,098		293,409
Other financial assets*		9,147,059		14,167,689

		490,888,495		574,163,818

Off-balance sheet items
Acceptances and guarantees contracts		8,327,494		8,548,928
Financial guarantee contracts		3,847,390		4,964,468
Commitments		151,797,615		159,133,983

		163,972,499		172,647,379

	￦	654,860,994	￦	746,811,197

*	After netting of allowance.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurred in a certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets measured at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Loans measured at amortized cost*
Corporate
Grade 1	￦	83,839,707	￦	2,621,898	￦	1,000	￦	—	￦	86,462,605
Grade 2		58,057,809		4,683,445		7,052		—		62,748,306
Grade 3		2,650,199		2,187,662		4,194		—		4,842,055
Grade 4		518,108		900,386		4,605		—		1,423,099
Grade 5		16,648		355,893		805,938		—		1,178,479

		145,082,471		10,749,284		822,789		—		156,654,544

Retail
Grade 1		146,265,744		3,611,001		8,155		—		149,884,900
Grade 2		7,081,846		4,433,832		29,304		—		11,544,982
Grade 3		2,080,690		1,541,647		11,366		—		3,633,703
Grade 4		185,081		387,811		9,722		—		582,614
Grade 5		10,180		587,448		545,295		—		1,142,923

		155,623,541		10,561,739		603,842		—		166,789,122

Credit card
Grade 1		8,390,177		96,052		—		—		8,486,229
Grade 2		5,695,069		719,065		—		—		6,414,134
Grade 3		1,558,999		1,161,396		—		—		2,720,395
Grade 4		26,404		390,941		—		—		417,345
Grade 5		350		135,630		474,327		—		610,307

		15,670,999		2,503,084		474,327		—		18,648,410

		316,377,011		23,814,107		1,900,958		—		342,092,076

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		241,524		—		—		—		241,524
Grade 2		133,574		—		—		—		133,574
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		375,098		—		—		—		375,098

		375,098		—		—		—		375,098

	￦	316,752,109	￦	23,814,107	￦	1,900,958	￦	—	￦	342,467,174

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Loans measured at amortized cost*
Corporate
Grade 1	￦	93,033,311	￦	4,646,801	￦	7,042	￦	—	￦	97,687,154
Grade 2		61,701,031		7,060,916		7,817		—		68,769,764
Grade 3		2,702,369		2,507,455		3,055		—		5,212,879
Grade 4		611,743		1,085,704		8,562		—		1,706,009
Grade 5		18,792		394,935		2,162,732		—		2,576,459

		158,067,246		15,695,811		2,189,208		—		175,952,265

Retail
Grade 1		163,261,012		3,536,290		6,789		—		166,804,091
Grade 2		8,828,445		4,197,409		34,896		—		13,060,750
Grade 3		2,519,004		1,322,878		9,012		—		3,850,894
Grade 4		225,262		402,881		8,352		—		636,495
Grade 5		39,466		636,361		672,397		—		1,348,224

		174,873,189		10,095,819		731,446		—		185,700,454

Credit card
Grade 1		8,210,540		412,555		—		—		8,623,095
Grade 2		5,831,625		708,405		—		—		6,540,030
Grade 3		1,526,382		1,216,434		—		—		2,742,816
Grade 4		16,978		247,241		—		—		264,219
Grade 5		2,101		118,907		506,462		—		627,470

		15,587,626		2,703,542		506,462		—		18,797,630

		348,528,061		28,495,172		3,427,116		—		380,450,349

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		235,469		—		—		—		235,469
Grade 2		57,940		—		—		—		57,940
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		293,409		—		—		—		293,409

		293,409		—		—		—		293,409

	￦	348,821,470	￦	28,495,172	￦	3,427,116	￦	—	￦	380,743,758

*	Before netting of allowance

Credit qualities of loans graded according to internal credit ratings as of December 31, 2019 and 2020, are as follows:

	Range of Probability of Default (%)	Retail	Corporate

Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Guarantees	￦	70,183,658	￦	3,839,736	￦	179,825	￦	74,203,219
Deposits and savings		4,478,032		118,221		8,034		4,604,287
Property and equipment		10,014,552		582,109		55,410		10,652,071
Real estate		155,769,901		10,839,595		417,815		167,027,311

	￦	240,446,143	￦	15,379,661	￦	661,084	￦	256,486,888

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Guarantees	￦	79,088,720	￦	5,732,814	￦	187,512	￦	85,009,046
Deposits and savings		5,210,681		149,745		67,047		5,427,473
Property and equipment		11,607,675		808,476		120,471		12,536,622
Real estate		170,171,707		12,836,286		1,836,865		184,844,858

	￦	266,078,783	￦	19,527,321	￦	2,211,895	￦	287,817,999

4.2.5 Credit risk of securities

Credit qualities of securities other than equity securities that are exposed to credit risk as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Securities measured at amortized cost*
Grade 1	￦	25,147,636	￦	—	￦	—	￦	—	￦	25,147,636
Grade 2		157,881		—		—		—		157,881
Grade 3		42,710		—		—		—		42,710
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		25,348,227		—		—		—		25,348,227

Securities measured at fair value through other comprehensive income
Grade 1		40,206,856		—		—		—		40,206,856
Grade 2		3,337,327		—		—		—		3,337,327
Grade 3		12,665		—		—		—		12,665
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		43,556,848		—		—		—		43,556,848

	￦	68,905,075	￦	—	￦	—	￦	—	￦	68,905,075

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Securities measured at amortized cost*
Grade 1	￦	36,467,719	￦	—	￦	—	￦	—	￦	36,467,719
Grade 2		359,551		—		—		—		359,551
Grade 3		38,847		7,061		—		—		45,908
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		36,866,117		7,061		—		—		36,873,178

Securities measured at fair value through other comprehensive income
Grade 1		54,576,777		—		—		—		54,576,777
Grade 2		3,746,200		—		—		—		3,746,200
Grade 3		126,391		—		—		—		126,391
Grade 4		7,521		—		—		—		7,521
Grade 5		—		—		—		—		—

		58,456,889		—		—		—		58,456,889

	￦	95,323,006	￦	7,061	￦	—	￦	—	￦	95,330,067

*	Before netting of allowance

Credit qualities of securities other than equity securities, according to the credit ratings by external rating agencies as of December 31, 2019 and 2020, are as follows:

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

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Due from financial institutions measured at amortized cost*
Grade 1	￦	17,292,966	￦	—	￦	—	￦	—	￦	17,292,966
Grade 2		149,927		—		—		—		149,927
Grade 3		677,249		—		—		—		677,249
Grade 4		—		—		—		—		—
Grade 5		13,991		13,179		360		—		27,530

	￦	18,134,133	￦	13,179	￦	360	￦	—	￦	18,147,672

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Due from financial institutions measured at amortized cost*
Grade 1	￦	21,437,207	￦	—	￦	—	￦	—	￦	21,437,207
Grade 2		334,371		—		—		—		334,371
Grade 3		445,732		13,099		—		—		458,831
Grade 4		479,142		—		—		—		479,142
Grade 5		13,520		—		283		—		13,803

	￦	22,709,972	￦	13,099	￦	283	￦	—	￦	22,723,354

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2019 and 2020, is the same as the criteria for securities other than equity securities.

4.2.7 Credit risk mitigation of derivative financial instruments

The quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Deposits, savings, securities, etc.	￦	802,170	￦	1,651,322

4.2.8 Credit risk concentration analysis

4.2.8.1 Details of loans by country as of December 31, 2019 and 2020, are as follows:

	December 31, 2019*
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	166,310,457	￦	149,149,657	￦	18,642,111	￦	334,102,225	97.44	￦	(2,363,332)	￦	331,738,893
Europe		—		1,118,429		—		1,118,429	0.33		(4,181)		1,114,248
China		—		3,135,501		358		3,135,859	0.91		(20,654)		3,115,205
Japan		101		647,956		81		648,138	0.19		(576)		647,562
United States		—		2,333,269		—		2,333,269	0.68		(9,205)		2,324,064
Others		478,564		1,072,375		5,860		1,556,799	0.45		(10,069)		1,546,730

	￦	166,789,122	￦	157,457,187	￦	18,648,410	￦	342,894,719	100.00	￦	(2,408,017)	￦	340,486,702

	December 31, 2020*
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	182,344,832	￦	160,385,598	￦	18,734,570	￦	361,465,000	94.85	￦	(2,433,702)	￦	359,031,298
Europe		—		2,042,979		—		2,042,979	0.54		(11,141)		2,031,838
China		—		4,518,737		654		4,519,391	1.19		(20,489)		4,498,902
Japan		94		923,354		10		923,458	0.24		(1,249)		922,209
United States		—		1,962,377		—		1,962,377	0.51		(21,489)		1,940,888
Cambodia		1,444,906		2,280,180		—		3,725,086	0.98		(89,652)		3,635,434
Indonesia		1,483,345		3,637,351		60,959		5,181,655	1.36		(699,947)		4,481,708
Others		427,276		833,080		1,437		1,261,793	0.33		(5,694)		1,256,099

	￦	185,700,453	￦	176,583,656	￦	18,797,630	￦	381,081,739	100.00	￦	(3,283,363)	￦	377,798,376

*	Amount includes loans measured at fair value through profit or loss, other comprehensive income and amortized cost.

4.2.8.2 Details of corporate loans by industry as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	16,405,404	10.42	￦	(14,819)	￦	16,390,585
Manufacturing		43,265,607	27.48		(394,428)		42,871,179
Service		65,277,701	41.46		(195,205)		65,082,496
Wholesale & Retail		18,593,540	11.81		(99,051)		18,494,489
Construction		3,679,798	2.34		(194,737)		3,485,061
Public sector		1,250,909	0.79		(2,084)		1,248,825
Others		8,984,228	5.70		(56,662)		8,927,566

	￦	157,457,187	100.00	￦	(956,986)	￦	156,500,201

	December 31, 2020
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	16,044,243	9.09	￦	(20,987)	￦	16,023,256
Manufacturing		45,884,606	25.98		(473,360)		45,411,246
Service		76,001,877	43.04		(385,093)		75,616,784
Wholesale & Retail		23,129,457	13.10		(241,021)		22,888,436
Construction		4,397,814	2.49		(190,819)		4,206,995
Public sector		1,660,370	0.94		(74,839)		1,585,531
Others		9,465,289	5.36		(285,660)		9,179,629

	￦	176,583,656	100.00	￦	(1,671,779)	￦	174,911,877

4.2.8.3 Details of retail loans and credit card receivables as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing	￦	78,102,637	42.12	￦	(34,395)	￦	78,068,242
General		88,686,485	47.83		(676,927)		88,009,558
Credit card		18,648,410	10.05		(739,709)		17,908,701

	￦	185,437,532	100.00	￦	(1,451,031)	￦	183,986,501

	December 31, 2020
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing	￦	87,312,052	42.70	￦	(61,155)	￦	87,250,897
General		98,388,401	48.11		(848,933)		97,539,468
Credit card		18,797,630	9.19		(701,496)		18,096,134

	￦	204,498,083	100.00	￦	(1,611,584)	￦	202,886,499

4.2.8.4 Details of credit risk of due from financial institutions, securities other than equity securities and derivative financial assets by industry as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Finance and insurance	￦	18,147,672	100.00	￦	(4,712)	￦	18,142,960

		18,147,672	100.00		(4,712)		18,142,960

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		216,367	100.00		—		216,367

		216,367	100.00		—		216,367

Securities measured at fair value through profit or loss
Government and government funded institutions		11,937,703	23.53		—		11,937,703
Finance and insurance		32,475,354	64.03		—		32,475,354
Others		6,308,469	12.44		—		6,308,469

		50,721,526	100.00		—		50,721,526

Derivative financial assets
Government and government funded institutions		7,330	0.23		—		7,330
Finance and insurance		3,003,371	94.13		—		3,003,371
Others		179,972	5.64		—		179,972

		3,190,673	100.00		—		3,190,673

Securities measured at fair value through other comprehensive income
Government and government funded institutions		16,744,232	38.44		—		16,744,232
Finance and insurance		21,439,272	49.22		—		21,439,272
Others		5,373,344	12.34		—		5,373,344

		43,556,848	100.00		—		43,556,848

Securities measured at amortized cost
Government and government funded institutions		11,115,435	43.86		(37)		11,115,398
Finance and insurance		12,279,883	48.44		(1,349)		12,278,534
Others		1,952,909	7.70		(286)		1,952,623

		25,348,227	100.00		(1,672)		25,346,555

	￦	141,181,313		￦	(6,384)	￦	141,174,929

	December 31, 2020
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Finance and insurance	￦	22,723,354	100.00	￦	(3,263)	￦	22,720,091

		22,723,354	100.00		(3,263)		22,720,091

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		100,094	100.00		—		100,094

		100,094	100.00		—		100,094

Securities measured at fair value through profit or loss
Government and government funded institutions		16,902,284	28.94		—		16,902,284
Finance and insurance		34,244,398	58.62		—		34,244,398
Others		7,268,418	12.44		—		7,268,418

		58,415,100	100.00		—		58,415,100

Derivative financial assets
Government and government funded institutions		44,670	0.81		—		44,670
Finance and insurance		4,925,535	88.82		—		4,925,535
Others		575,180	10.37		—		575,180

		5,545,385	100.00		—		5,545,385

Securities measured at fair value through other comprehensive income
Government and government funded institutions		26,205,864	44.83		—		26,205,864
Finance and insurance		24,847,602	42.51		—		24,847,602
Others		7,403,423	12.66		—		7,403,423

		58,456,889	100.00		—		58,456,889

Securities measured at amortized cost
Government and government funded institutions		24,018,884	65.14		(30)		24,018,854
Finance and insurance		11,019,911	29.89		(2,475)		11,017,436
Others		1,834,383	4.97		(445)		1,833,938

		36,873,178	100.00		(2,950)		36,870,228

	￦	182,114,000		￦	(6,213)	￦	182,107,787

4.2.8.5 Details of credit risk of due from financial institutions, securities other than equity securities and derivative financial assets by country as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Korea	￦	13,864,687	76.40	￦	(555)	￦	13,864,132
United States		1,318,582	7.27		(1)		1,318,581
Others		2,964,403	16.33		(4,156)		2,960,247

		18,147,672	100.00		(4,712)		18,142,960

Due from financial institutions measured at fair value through profit or loss
Korea		216,367	100.00		—		216,367

		216,367	100.00		—		216,367

Securities measured at fair value through profit or loss
Korea		46,413,061	91.51		—		46,413,061
United States		1,939,330	3.82		—		1,939,330
Others		2,369,135	4.67		—		2,369,135

		50,721,526	100.00		—		50,721,526

Derivative financial assets
Korea		1,440,349	45.14		—		1,440,349
United States		529,956	16.61		—		529,956
France		358,951	11.25		—		358,951
Others		861,417	27.00		—		861,417

		3,190,673	100.00		—		3,190,673

Securities measured at fair value through other comprehensive income
Korea		40,948,853	94.01		—		40,948,853
United States		687,243	1.58		—		687,243
Others		1,920,752	4.41		—		1,920,752

		43,556,848	100.00		—		43,556,848

Securities measured at amortized cost
Korea		22,591,541	89.12		(1,034)		22,590,507
United States		1,312,941	5.18		(217)		1,312,724
Others		1,443,745	5.70		(421)		1,443,324

		25,348,227	100.00		(1,672)		25,346,555

	￦	141,181,313		￦	(6,384)	￦	141,174,929

	December 31, 2020
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Korea	￦	16,535,849	72.78	￦	(607)	￦	16,535,242
United States		2,030,614	8.94		(283)		2,030,331
Others		4,156,891	18.28		(2,373)		4,154,518

		22,723,354	100.00		(3,263)		22,720,091

Due from financial institutions measured at fair value through profit or loss
Korea		100,094	100.00		—		100,094

		100,094	100.00		—		100,094

Securities measured at fair value through profit or loss
Korea		53,991,978	92.43		—		53,991,978
United States		2,370,538	4.06		—		2,370,538
Others		2,052,584	3.51		—		2,052,584

		58,415,100	100.00		—		58,415,100

Derivative financial assets
Korea		2,885,214	52.03		—		2,885,214
United States		706,866	12.75		—		706,866
Others		1,953,305	35.22		—		1,953,305

		5,545,385	100.00		—		5,545,385

Securities measured at fair value through other comprehensive income
Korea		54,786,461	93.72		—		54,786,461
United States		942,151	1.61		—		942,151
Others		2,728,277	4.67		—		2,728,277

		58,456,889	100.00		—		58,456,889

Securities measured at amortized cost
Korea		34,545,872	93.69		(2,283)		34,543,589
United States		1,049,387	2.85		(241)		1,049,146
Others		1,277,919	3.46		(426)		1,277,493

		36,873,178	100.00		(2,950)		36,870,228

	￦	182,114,000		￦	(6,213)	￦	182,107,787

Due from financial institutions and financial instruments at fair value through profit or loss that are linked to gold price and derivatives are mostly related to finance and insurance industry with high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies applied to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group calculates and manages cumulative liquidity gaps and liquidity ratio for all transactions and off-balance transactions, that affect the cashflows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial assets and liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest receivables and payments; as such, the table below do not match with the amounts in the consolidated statements of financial position which are based on discounted cash flows. The future interest receipts and payments for floating-rate assets and liabilities are calculated on the assumption that the current interest rate is the same until maturity.

4.3.3.1 Remaining contractual maturity of financial assets and liabilities other than derivatives held for cash flow hedge as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	5,323,332	￦	1,038,805	￦	286,091	￦	822,123	￦	18,628	￦	—	￦	7,488,979
Financial assets at fair value through profit or loss		52,488,545		446,069		273,144		187,821		236,130		1,011,289		54,642,998
Derivatives held for trading[2]		3,008,598		—		—		—		—		—		3,008,598
Derivatives held for hedging[3]		—		4,892		20,216		37,441		41,401		66,176		170,126
Loans measured at amortized cost		2,908,095		33,042,040		32,668,128		125,125,270		94,802,566		96,757,198		385,303,297
Financial investments[4]
Financial assets at fair value through other comprehensive income		2,101,605		526,465		1,403,884		6,761,533		33,604,010		4,506,581		48,904,078
Securities measured at amortized cost		—		1,002,164		2,080,834		5,700,500		7,366,945		15,888,344		32,038,787
Other financial assets		71,528		6,578,005		179,790		1,373,850		40,243		35,927		8,279,343

	￦	65,901,703	￦	42,638,440	￦	36,912,087	￦	140,008,538	￦	136,109,923	￦	118,265,515	￦	539,836,206

	December 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	￦	2,663,327	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,663,327
Financial liabilities designated at fair value through profit or loss[2]		12,704,826		—		—		—		—		—		12,704,826
Derivatives held for trading[2]		2,842,950		—		—		—		—		—		2,842,950
Derivatives held for hedging[3]		—		14,764		15,588		1,652		20,044		129		52,177
Deposits[5]		141,821,986		17,180,492		27,300,542		110,410,809		10,804,440		2,354,504		309,872,773
Borrowings		7,074,508		12,341,516		3,057,980		8,994,817		4,950,294		1,763,234		38,182,349
Debentures		22,285		2,652,730		3,812,476		11,062,873		32,477,672		3,515,716		53,543,752
Lease liabilities		256		19,304		35,730		137,419		318,781		66,032		577,522
Other financial liabilities		114,320		17,663,385		187,976		212,059		693,921		119,637		18,991,298

	￦	167,244,458	￦	49,872,191	￦	34,410,292	￦	130,819,629	￦	49,265,152	￦	7,819,252	￦	439,430,974

Off-balance sheet items
Commitments[6]	￦	151,797,615	￦	—	￦	—	￦	—	￦	—	￦	—	￦	151,797,615
Financial guarantee contracts[7]		3,847,390		—		—		—		—		—		3,847,390

	￦	155,645,005	￦	—	￦	—	￦	—	￦	—	￦	—	￦	155,645,005

	December 31, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	7,186,004	￦	1,449,949	￦	469,858	￦	1,217,217	￦	35,056	￦	—	￦	10,358,084
Financial assets at fair value through profit or loss		60,520,103		242,664		83,408		25,658		142,547		561,959		61,576,339
Derivatives held for trading[2]		5,210,512		—		—		—		—		—		5,210,512
Derivatives held for hedging[3]		—		9,371		32,816		74,364		70,863		88,462		275,876
Loans measured at amortized cost		3,126,366		29,240,531		35,862,097		135,526,320		116,211,931		103,685,410		423,652,655
Financial investments[4]
Financial assets at fair value through other comprehensive income		2,532,279		896,523		1,556,600		10,523,465		35,347,644		16,949,942		67,806,453
Securities measured at amortized cost		—		1,003,104		2,724,223		2,567,726		9,658,717		29,923,188		45,876,958
Other financial assets		89,855		11,514,303		206,227		1,273,876		73,735		48,019		13,206,015

	￦	78,665,119	￦	44,356,445	￦	40,935,229	￦	151,208,626	￦	161,540,493	￦	151,256,980	￦	627,962,892

	December 31, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss[2]	￦	2,025,952	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,025,952
Financial liabilities designated at fair value through profit or loss[2]		9,784,107		—		—		—		—		—		9,784,107
Derivatives held for trading[2]		5,014,072		—		—		—		—		—		5,014,072
Derivatives held for hedging[3]		—		3,123		4,120		62,147		35,198		109		104,697
Deposits[5]		182,111,594		17,207,360		28,485,765		99,879,946		12,133,364		1,664,509		341,482,538
Borrowings		9,333,894		17,730,230		4,923,897		9,617,100		7,616,809		938,374		50,160,304
Debentures		18,105		2,806,105		6,769,859		14,330,686		35,512,544		6,241,226		65,678,525
Lease liabilities		205		22,372		40,376		152,084		332,033		44,882		591,952
Other financial liabilities		217,866		24,153,880		208,745		329,291		748,593		215,447		25,873,822

	￦	208,505,795	￦	61,923,070	￦	40,432,762	￦	124,371,254	￦	56,378,541	￦	9,104,547	￦	500,715,969

Off-balance sheet items
Commitments[6]	￦	159,133,983	￦	—	￦	—	￦	—	￦	—	￦	—	￦	159,133,983
Acceptances and guarantees contracts		8,548,928		—		—		—		—		—		8,548,928
Financial guarantee contracts[7]		4,964,468		—		—		—		—		—		4,964,468

	￦	172,647,379	￦	—	￦	—	￦	—	￦	—	￦	—	￦	172,647,379

[1]	Restricted due from financial instruments amounting to ￦ 13,394,627 million and ￦ 15,331,515 million are excluded as of December 31, 2019 and 2020, respectively.
[2]

Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]

Equity securities designated as financial assets at fair value through other comprehensive income are included in the ‘On demand’ category because most are available for sale at any time. However, equity securities restricted from sale, are included in the category corresponding to the date on which the restriction is lifted.

[5]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[6]	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
[7]	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Cash flow to be received (paid) of net-settled derivatives	￦	(639)	￦	(1,831)	￦	(5,021)	￦	(10,602)	￦	1,084	￦	(17,009)
Cash flow to be received of gross-settled derivatives		14,119		200,170		657,909		1,888,772		—		2,760,970
Cash flow to be paid of gross-settled derivatives		(18,171)		(199,141)		(671,375)		(1,955,650)		—		(2,844,337)

	December 31, 2020
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years	Total
	(In millions of Korean won)
Cash flow to be received (paid) of net-settled derivatives	￦	(1,082)	￦	(5,569)	￦	(15,132)	￦	(25,354)	￦ 290	￦	(46,847)
Cash flow to be received of gross-settled derivatives		85,064		220,339		517,929		2,289,277	—		3,112,609
Cash flow to be paid of gross-settled derivatives		(88,952)		(221,261)		(523,442)		(1,616,530)	—		(2,450,185)

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rates, stock prices, and exchange rates etc., which arise from securities and derivatives and others. The most significant risks associated with trading position are interest rate risk and currency risk, and additional risks include stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position. The above market risks are measured and managed by subsidiaries.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval of the Risk Management Committee of the Group.

In case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Committee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The ALM Department and the Risk Management Department regularly measure and monitor interest rate risks and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports to the management independently.

The Group is closely monitoring the outputs of various industry groups and markets that manage the transition to new interest rate, including announcements by Inter-Bank Offered Rate (“IBOR”) regulation authority. Regulation authority has made it clear that as of December 31, 2021, they will no longer persuade or force banks to submit IBORs. In response to these announcements, the Group established an IBOR transition program and plan consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and reports matters to the board of directors and to a council with senior management members. The purpose of the program is to understand where exposure to IBOR occurs within the business and prepare and implement an action plan to facilitate the transition to alternative interest rate. The Group aims to complete the transition and alternative plan by the year-end of 2021. In addition, for CD interest rates, interest rates are being reformed by the relevant institutions that calculate, announce and manage the interest rates, and related institutions such as the Bank of Korea and the financial authorities. The Group continues its efforts as a market participant to actively express opinions so that the index interest rate reform can be carried out in the direction of minimizing the financial and non-financial impacts and operational risks on the Group and minimizing confusion among stakeholders.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, and the daily fair value assessment should be made and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy and the position’s limit management must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the pre-determined limits of the target position.

•	Target positions should be periodically reported to management for risk management of the Group.

4.4.3.2 Observation method of market risk arising from trading positions

Subsidiaries of the Group measures market risk by calculating VaR through the market risk management system for all trading positions. Generally, the Group manages market risks arising from trading positions at the portfolio level. In addition, the Group controls and manages the risk of derivative financial instrument transactions in accordance with the Financial Supervisory Service regulations and guidelines.

4.4.3.3 VaR

(a) VaR

Kookmin Bank, a major subsidiary, uses the risk-based valuation method (VaR) to measure the market risk of the trading position. Kookmin Bank uses the 10-day VaR, which represents the maximum amount of possible loss of 10 business days based on the historical simulation model of the full valuation method. The distribution of value changes in the portfolio is estimated based on data from the past 250 business days, and 10-day VaR is calculated by the difference between the value of the portfolio at a 99% confident level of distribution of value changes in the portfolio and the current market value.

VaR is a commonly used market risk measurement technique. However, this approach has some limitations. VaR estimates possible losses under certain confidence level based on historical market change data. However, since past market changes cannot reflect all future conditions and circumstances, the timing and magnitude of actual losses may vary depending on assumptions in the calculation process. If one day or ten days of the holding period which is generally used for normal period of liquidating the position, is not sufficient or too long, the VaR result may underestimate or overestimate the potential loss.

When a subsidiary with a trading position measures market risk for trading position, it uses an internal model (VaR) for general risk and a standard method for individual risks. Standard method is used if internal model is not authorized for certain market risk. Therefore, disclosed market risk VaR does not reflect the market risk for individual risks and for some positions. In addition, non-bank subsidiaries use the same standard method as the regulatory capital calculation method in order to enhance the effectiveness of market risk VaR management (improving the link with regulatory capital).

(b) Back-Testing

To verify the appropriateness of the VaR model, back-testing is performed by comparing actual and hypothetical gains and losses with the VaR calculation results.

(c) Stress Testing

The Group carries out a stress testing of the trading and available-for-sale portfolio to reflect changes in individual risk factors such as interest rates, stock prices, exchange rates, and implied volatility of derivatives that have a significant impact on portfolio value in a crisis. The Group carries out a stress testing through historical and hypothetical scenarios. This stress testing is carried out more than once a year.

Ten-day VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions by Kookmin Bank for the years ended December 31, 2019 and 2020, are as follows:

Kookmin Bank

	2019
	Average		Minimum		Maximum		Dec. 31 2019
	(In millions of Korean won)
Interest rate risk	￦	11,190	￦	1,725	￦	20,467	￦	16,628
Stock price risk		3,434		2,402		4,310		3,914
Foreign exchange rate risk		15,760		11,416		20,704		13,081
Deduction of diversification effect								(13,246)

Total VaR	￦	17,545	￦	13,641	￦	24,849	￦	20,377

	2020
	Average		Minimum		Maximum		Dec. 31 2020
	(In millions of Korean won)
Interest rate risk	￦	59,147	￦	9,588	￦	105,983	￦	50,795
Stock price risk		15,379		3,787		24,821		24,821
Foreign exchange rate risk		36,281		5,302		67,766		49,338
Deduction of diversification effect								(7,320)

Total VaR	￦	105,428	￦	14,225	￦	158,798	￦	117,634

Meanwhile, the positions which are not measured by VaR as of December 31, 2019 and 2020 and required equity capital of non-bank subsidiaries using the standardized method for the years ended December 31, 2019 and 2020, are as follows:

Kookmin Bank

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Interest rate risk	￦	83,731	￦	40,290
Stock price risk		1,954		7,088
Foreign exchange rate risk		1,850		23,938

	￦	87,535	￦	71,316

KB Securities Co., Ltd.

	2019
	Average		Minimum		Maximum		Dec. 31, 2019
	(In millions of Korean won)
Interest rate risk	￦	520,681	￦	460,539	￦	563,991	￦	563,991
Stock price risk		248,183		217,149		282,584		270,443
Foreign exchange rate risk		15,785		7,578		23,674		21,418
Commodity risk		3		1		20		1

	￦	784,652	￦	685,267	￦	870,269	￦	855,853

	2020
	Average		Minimum		Maximum		Dec. 31, 2020
	(In millions of Korean won)
Interest rate risk	￦	656,651	￦	575,053	￦	755,704	￦	755,704
Stock price risk		267,186		213,639		317,478		213,639
Foreign exchange rate risk		15,113		8,759		21,907		10,588
Commodity risk		18		1		56		18

	￦	938,968	￦	797,452	￦	1,095,145	￦	979,949

KB Insurance Co., Ltd.

	2019
	Average		Minimum		Maximum		Dec. 31, 2019
	(In millions of Korean won)
Interest rate risk	￦	3,418	￦	2,201	￦	4,904	￦	3,252
Foreign exchange rate risk		23,293		16,153		27,550		26,140

	￦	26,711	￦	18,354	￦	32,454	￦	29,392

	2020
	Average	Minimum	Maximum	Dec. 31, 2020
	(In millions of Korean won)
Interest rate risk	￦5,682	￦ 2,850	￦ 7,652	￦ 7,055
Foreign exchange rate risk	26,529	23,491	29,339	28,891

	￦ 32,211	￦ 26,341	￦ 36,991	￦ 35,946

KB Kookmin Card Co., Ltd.

	2020
	Average		Minimum		Maximum		Dec. 31, 2020
	(In millions of Korean won)
Foreign exchange rate risk	￦	2,712	￦	169	￦	7,861	￦	7,546

Prudential Life Insurance Company of Korea Ltd.

	2020
	Average		Minimum		Maximum		Dec. 31, 2020
	(In millions of Korean won)
Foreign exchange rate risk	￦	7,977	￦	7,977	￦	7,977	￦	7,977

KB Asset Management Co., Ltd.

	2019
	Average		Minimum		Maximum		Dec. 31, 2019
	(In millions of Korean won)
Interest rate risk	￦	417	￦	202	￦	1,238	￦	509
Stock price risk		3,456		1,965		6,248		6,248
Foreign exchange rate risk		825		362		1,427		362

	￦	4,698	￦	2,529	￦	8,913	￦	7,119

	2020
	Average		Minimum		Maximum		Dec. 31, 2020
	(In millions of Korean won)
Interest rate risk	￦	1,298	￦	—	￦	2,589	￦	—
Stock price risk		3,382		—		9,484		—
Foreign exchange rate risk		812		1,208		1,523		1,141

	￦	5,492	￦	1,208	￦	13,596	￦	1,141

KB Capital Co., Ltd.

	2020
	Average		Minimum		Maximum		Dec. 31, 2020
	(In millions of Korean won)
Foreign exchange rate risk	￦	810	￦	297	￦	1,315	￦	896

KB Life Insurance Co., Ltd.

	2019
	Average		Minimum		Maximum		Dec. 31, 2019
	(In millions of Korean won)
Interest rate risk	￦	2,630	￦	1,295	￦	3,597	￦	2,038

	2020
	Average		Minimum		Maximum		Dec. 31, 2020
	(In millions of Korean won)
Interest rate risk	￦	3,054	￦	1,784	￦	4,389	￦	2,743

KB Real Estate Trust Co., Ltd.

	2020
	Average		Minimum		Maximum		Dec. 31, 2020
	(In millions of Korean won)
Stock price risk	￦	399	￦	—	￦	435	￦	—

KB Investment Co., Ltd.

	2019
	Average		Minimum		Maximum		Dec. 31, 2019
	(In millions of Korean won)
Stock price risk	￦	—	￦	—	￦	—	￦	—
Foreign exchange rate risk		7,452		4,072		10,480		9,988

	￦	7,452	￦	4,072	￦	10,480	￦	9,988

	2020
	Average		Minimum		Maximum		Dec. 31, 2020
	(In millions of Korean won)
Stock price risk	￦	1,153	￦	—	￦	7,588	￦	6,253
Foreign exchange rate risk		11,864		10,167		12,625		11,655

	￦	13,017	￦	10,167	￦	20,213	￦	17,908

4.4.3.4 Details of risk factors

(a) Interest rate risk

The interest rate risk for trading positions usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Group manages interest rate risks associated with trading accounts using VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

(b) Stock price risk

Stock price risk occurs only in trading stocks denominated in Korean won because there are no trading stocks denominated in foreign currency. The portfolio of trading stocks denominated in Korean won consists of stocks listed on the exchange and derivatives linked to stocks and is managed by strict distributed investment limits.

(c) Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets, liabilities and currency-related derivatives which are denominated in foreign currency. Most of the net foreign currency exposures occur in the US dollars and the Chinese Yuan. The Group also manages net foreign exchange exposures across trading and non-trading portfolios by setting a net foreign currency exposure limit at the same time setting a loss limit.

4.4.4 Non-trading position

4.4.4.1 Definition of non-trading position

Interest rate risk management targets for non-trading positions include both on-balance and off-balance assets, liabilities and derivatives that are sensitive to interest rate, except for trading positions that are subject to market risk measurement. Interest-sensitive assets and liabilities refer to interest-bearing assets and liabilities that generate interest income and interest expenses.

4.4.4.2 Observation method of market risk arising from non-trading position

As a qualitative methodology, interest rate risk is a change in equity and profit due to the changes in value of interest-sensitive assets, liabilities, etc., and is measured by ΔEVE or interest rate VaR and ΔNII. In addition, the average interest rate revision maturity and the longest interest rate revision maturity of demand deposits are managed through a quantitative methodology.

4.4.4.3 Interest rate risk levels

(a) Subsidiary Kookmin Bank

Kookmin Bank calculates ΔEVE by applying six interest rate shocks and stress scenarios, and ΔNII by applying parallel shock up and down scenarios. The results as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Changes in the Economic Value of Equity Capital (ΔEVE)		Changes in net interest income (ΔNII)
	(In millions of Korean won)
Scenario 1 (Parallel rise)	￦	483,207	￦	152,013
Scenario 2 (Parallel decline)		31,718		9,717
Scenario 3 (Short-term decline, long-term rise)		257,756
Scenario 4 (Short-term rise, long-term decline)		411,237
Scenario 5 (Short-term rise)		378,380
Scenario 6 (Short-term decline)		492,047
Maximum of 6 scenarios		492,047		152,013
Basic capital		27,609,684		—

	December 31, 2020
	Changes in the Economic Value of Equity Capital (ΔEVE)		Changes in net interest income (ΔNII)
	(In millions of Korean won)
Scenario 1 (Parallel rise)	￦	544,087	￦	415,339
Scenario 2 (Parallel decline)		—		—
Scenario 3 (Short-term decline, long-term rise)		245,337
Scenario 4 (Short-term rise, long-term decline)		423,673
Scenario 5 (Short-term rise)		466,220
Scenario 6 (Short-term decline)		480,246
Maximum of 6 scenarios		544,087		415,339
Basic capital		28,234,310		—

(b) Non-bank subsidiaries

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.9% confidence level. The measurement results of risk as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
KB Securities Co., Ltd.	￦	20,605	￦	28,396
KB Insurance Co., Ltd.		345,292		585,648
KB Kookmin Card Co., Ltd.		49,878		64,783
Prudential Life Insurance Company of Korea Ltd.		—		132,576
KB Life Insurance Co., Ltd.		56,214		29,392
KB Capital Co., Ltd.		33,038		27,805
KB Savings Bank Co., Ltd.		6,510		6,014

4.4.5 Financial instruments denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	2,581,674	￦	354,484	￦	377,651	￦	128,600	￦	1,207,769	￦	840,250	￦	5,490,428
Financial assets at fair value through profit or loss		6,275,426		43,124		610,820		23,034		6,131		149,188		7,107,723
Derivatives held for trading		244,010		22,729		25,226		698		6,786		48,396		347,845
Derivatives held for hedging		83,610		—		—		—		—		—		83,610
Loans measured at amortized cost		14,478,537		484,087		795,285		178,628		1,205,297		991,445		18,133,279
Financial assets at fair value through other comprehensive income		4,643,921		21,267		71,078		—		282,390		39,186		5,057,842
Financial assets at amortized cost		2,380,000		—		304,484		—		97,845		101,958		2,884,287
Other financial assets		1,619,738		230,542		313,363		18,237		186,607		195,691		2,564,178

	￦	32,306,916	￦	1,156,233	￦	2,497,907	￦	349,197	￦	2,992,825	￦	2,366,114	￦	41,669,192

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,754,602	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,754,602
Derivatives held for trading		351,394		39,050		36,018		—		7,806		67,809		502,077
Derivatives held for hedging		35,538		—		—		—		—		—		35,538
Deposits		12,266,565		766,720		791,638		45,892		1,477,097		560,939		15,908,851
Borrowings		9,399,828		125,096		419,155		408,918		15,092		247,943		10,616,032
Debentures		5,007,285		—		—		—		—		338,225		5,345,510
Other financial liabilities		2,556,502		60,029		101,289		22,531		190,841		254,876		3,186,068

	￦	32,371,714	￦	990,895	￦	1,348,100	￦	477,341	￦	1,690,836	￦	1,469,792	￦	38,348,678

Off-balance sheet items	￦	18,702,327	￦	32,694	￦	176,756	￦	—	￦	252,369	￦	257,881	￦	19,422,027

	December 31, 2020
	USD		JPY		EUR		GBP		CNY		Others		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	4,482,459	￦	583,545	￦	558,793	￦	113,586	￦	878,798	￦	1,152,515	￦	7,769,696
Financial assets at fair value through profit or loss		5,464,176		39,817		508,587		30,030		6,046		177,545		6,226,201
Derivatives held for trading		339,190		18,061		41,834		1,774		4,344		9,724		414,927
Derivatives held for hedging		112,431		—		—		—		—		—		112,431
Loans measured at amortized cost		18,783,163		565,918		1,387,089		259,787		1,617,715		5,597,016		28,210,688
Financial assets at fair value through other comprehensive income		5,446,539		5,271		35,478		—		342,804		224,801		6,054,893
Financial assets at amortized cost		1,660,713		—		300,315		—		108,594		537,966		2,607,588
Other financial assets		2,747,958		50,573		231,435		20,162		122,642		353,707		3,526,477

	￦	39,036,629	￦	1,263,185	￦	3,063,531	￦	425,339	￦	3,080,943	￦	8,053,274	￦	54,922,901

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,267,690	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,267,690
Derivatives held for trading		497,975		21,221		84,712		1,817		42,023		36,625		684,373
Derivatives held for hedging		139,528		—		—		—		—		14,050		153,578
Deposits		16,441,107		933,268		991,872		66,440		1,755,272		4,331,641		24,519,600
Borrowings		10,068,379		485,618		402,802		501,716		439		1,728,281		13,187,235
Debentures		5,135,667		—		666,873		—		—		308,675		6,111,215
Other financial liabilities		3,407,300		38,979		98,093		9,911		51,331		237,281		3,842,895

	￦	36,957,646	￦	1,479,086	￦	2,244,352	￦	579,884	￦	1,849,065	￦	6,656,553	￦	49,766,586

Off-balance sheet items	￦	14,991,859	￦	32,200	￦	248,007	￦	741	￦	253,472	￦	906,502	￦	16,432,781

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risks broadly as all financial and non-financial risks from operating activities that negatively affect capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes and provide timely feedback to management and all employees. Kookmin Bank, a subsidiary, established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Group conducts simulation training for headquarters and IT departments to check the business continuity framework.

4.6 Capital Adequacy

The Group complies with the capital adequacy standard established by the Financial Services Commission. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011 and was implemented in Korea in December 2013.

The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 8.0%, a minimum Tier 1 ratio of :9.5% and a minimum Total Regulatory Capital of 11.5% as of December 31, 2020.

The Group’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses in the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income and other capital surplus etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowance for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulation on Supervision of Financial Holding Companies and others.

The risk-weighted assets are the magnitude of the amount of risk inherent in the total asset held by the Group. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies and uses them to calculate BIS ratio.

The Group evaluates and manages capital adequacy through separate internal policies. The valuation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis.

Internal capital refers to the capital required to prevent the insolvency from future unexpected losses. The Group operates a system to measure, allocate and manage internal capital to major subsidiaries by risk type.

The Risk Management Committee of the Group determines the risk appetite of the Group, allocates internal capital by risk type and major subsidiaries, and major subsidiaries operate capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to the management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded due to new businesses or business expansion, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Group’s capital adequacy calculation in accordance with Basel III requirements as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Equity Capital:	￦	36,995,181	￦	40,080,136
Tier 1 Capital		35,426,114		36,895,778
Common Equity Tier 1 Capital		34,709,873		34,886,283
Additional Tier 1 Capital		716,241		2,009,495
Tier 2 Capital		1,569,067		3,184,358
Risk-weighted assets:		255,549,020		262,349,242
Equity Capital (%):		14.48		15.28
Tier 1 Capital (%)		13.86		14.06
Common Equity Tier 1 Capital (%)		13.58		13.30

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs
	Retail banking	Loans, deposit products and other related financial services to individuals and households
	Other banking services	Trading activities in securities and derivatives, funding and other supporting activities
Securities business		Investment banking, brokerage services and other supporting activities
Non-life insurance business		Non-life insurance and other supporting activities
Credit card business		Credit sale, cash service, card loan and other supporting activities
Life insurance business		Life insurance and other supporting activities

Financial information by business segment for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
	(In millions of Korean won)
Operating revenues from external customers	￦	2,375,800	￦	2,979,503	￦	1,591,323	￦	6,946,626	￦	1,113,200	￦	1,185,600	￦	1,470,910	￦	107,404	￦	608,111	￦	—	￦	11,431,851
Intersegment operating revenues (expenses)		204,476		—		167,966		372,442		(18,795)		(54,160)		(209,874)		(22,742)		124,857		(191,728)		—

		2,580,276		2,979,503		1,759,289		7,319,068		1,094,405		1,131,440		1,261,036		84,662		732,968		(191,728)		11,431,851

Net interest income		2,844,880		3,148,061		370,846		6,363,787		529,888		616,378		1,230,288		159,248		296,512		686		9,196,787
Interest income		4,642,555		4,872,937		1,264,456		10,779,948		852,153		617,617		1,581,178		159,463		687,823		(38,995)		14,639,187
Interest expense		(1,797,675)		(1,724,876)		(893,610)		(4,416,161)		(322,265)		(1,239)		(350,890)		(215)		(391,311)		39,681		(5,442,400)
Net fee and commission income (expenses)		349,393		471,869		312,034		1,133,296		580,435		(152,597)		261,829		(16,792)		541,343		7,490		2,355,004
Fee and commission income		459,879		577,845		445,638		1,483,362		683,600		11,095		1,406,273		239		617,622		(322,944)		3,879,247
Fee and commission expense		(110,486)		(105,976)		(133,604)		(350,066)		(103,165)		(163,692)		(1,144,444)		(17,031)		(76,279)		330,434		(1,524,243)
Net insurance income (expenses)		—		—		—		—		—		415,112		15,748		(122,295)		—		(9,053)		299,512
Insurance income		—		—		—		—		—		11,375,543		28,874		942,662		—		(29,897)		12,317,182
Insurance expenses		—		—		—		—		—		(10,960,431)		(13,126)		(1,064,957)		—		20,844		(12,017,670)
Net gains (losses) on financial instruments at fair value through profit or loss		(2,526)		—		425,150		422,624		(103,815)		265,187		371		66,773		137,680		(144,948)		643,872
Net other operating income (expenses)		(611,471)		(640,427)		651,259		(600,639)		87,897		(12,640)		(247,200)		(2,272)		(242,567)		(45,903)		(1,063,324)
General and administrative expenses	￦	(1,241,721)	￦	(1,982,375)	￦	(663,323)	￦	(3,887,419)	￦	(757,276)	￦	(843,800)	￦	(441,921)	￦	(66,514)	￦	(373,919)	￦	99,832	￦	(6,271,017)
Operating profit before provision for credit losses		1,338,555		997,128		1,095,966		3,431,649		337,129		287,640		819,115		18,148		359,049		(91,896)		5,160,834
Reversal (provision) for credit losses		125,919		(235,995)		6,546		(103,530)		(14,366)		12,959		(439,765)		3,084		(128,331)		(236)		(670,185)
Net operating income		1,464,474		761,133		1,102,512		3,328,119		322,763		300,599		379,350		21,232		230,718		(92,132)		4,490,649
Share of profit (loss) of associates and joint ventures		—		—		29,240		29,240		(103)		(21)		1,106		—		7,201		(20,972)		16,451
Net other non-operating income (expenses)		(262)		—		(38,625)		(38,887)		30,518		26,490		3,362		(30)		34,644		(29,211)		26,886
Segment profit before income tax		1,464,212		761,133		1,093,127		3,318,472		353,178		327,068		383,818		21,202		272,563		(142,315)		4,533,986
Income tax expense		(404,426)		(209,311)		(265,656)		(879,393)		(95,271)		(92,381)		(67,262)		(5,238)		(90,366)		9,124		(1,220,787)

Profit for the year	￦	1,059,786	￦	551,822	￦	827,471	￦	2,439,079	￦	257,907	￦	234,687	￦	316,556	￦	15,964	￦	182,197	￦	(133,191)	￦	3,313,199

Profit attributable to shareholders of the Parent Company		1,059,786		551,822		827,471		2,439,079		257,893		234,326		316,545		15,964		179,783		(131,762)		3,311,828
Profit attributable to non-controlling interests		—		—		—		—		14		361		11		—		2,414		(1,429)		1,371
Total assets*		139,496,393		147,468,173		100,460,472		387,425,038		47,816,512		36,552,368		22,990,115		9,801,904		42,140,936		(28,188,756)		518,538,117
Total liabilities*		142,063,122		161,834,984		54,522,699		358,420,805		43,131,858		32,689,460		18,925,195		9,186,567		18,675,585		(1,610,678)		479,418,792

	2020
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustment		Total
	Corporate banking		Retail banking		Other banking services		Sub-total
	(In millions of Korean won)
Operating revenues from external customers	￦	2,833,601	￦	2,918,826	￦	1,797,921	￦	7,550,348	￦	1,448,409	￦	1,027,269	￦	1,538,230	￦	237,416	￦	690,970	￦	—	￦	12,492,642
Intersegment operating revenues (expenses)		178,199		—		108,118		286,317		(6,366)		5,976		(183,480)		(9,655)		324,910		(417,702)		—

		3,011,800		2,918,826		1,906,039		7,836,665		1,442,043		1,033,245		1,354,750		227,761		1,015,880		(417,702)		12,492,642

Net interest income		3,238,002		3,178,280		338,484		6,754,766		510,566		615,951		1,265,703		260,925		314,832		(469)		9,722,274
Interest income		4,899,943		4,519,579		1,036,643		10,456,165		820,100		616,852		1,631,520		261,056		726,668		(26,614)		14,485,747
Interest expense		(1,661,941)		(1,341,299)		(698,159)		(3,701,399)		(309,534)		(901)		(365,817)		(131)		(411,836)		26,145		(4,763,473)
Net fee and commission income (expenses)		363,459		406,603		297,860		1,067,922		916,758		(171,220)		400,485		(18,059)		776,282		(13,229)		2,958,939
Fee and commission income		480,190		529,178		440,319		1,449,687		1,037,545		8,571		1,485,718		98		871,499		(326,094)		4,527,024
Fee and commission expense		(116,731)		(122,575)		(142,459)		(381,765)		(120,787)		(179,791)		(1,085,233)		(18,157)		(95,217)		312,865		(1,568,085)
Net insurance income (expenses)		—		—		—		—		—		376,827		13,283		(91,410)		—		1,293		299,993
Insurance income		—		—		—		—		—		12,367,894		23,989		2,026,052		—		(31,295)		14,386,640
Insurance expenses		—		—		—		—		—		(11,991,067)		(10,706)		(2,117,462)		—		32,588		(14,086,647)
Net gains (losses) on financial instruments at fair value through profit or loss		(52,493)		—		296,676		244,183		117,792		259,274		5,904		71,350		396,626		(83,763)		1,011,366
Net other operating income (expenses)		(537,168)		(666,057)		973,019		(230,206)		(103,073)		(47,587)		(330,625)		4,955		(471,860)		(321,534)		(1,499,930)
General and administrative expenses	￦	(1,555,089)	￦	(2,072,515)	￦	(573,742)	￦	(4,201,346)	￦	(844,503)	￦	(829,263)	￦	(514,845)	￦	(152,271)	￦	(405,530)	￦	114,606	￦	(6,833,152)
Operating profit before provision for credit losses		1,456,711		846,311		1,332,297		3,635,319		597,540		203,982		839,905		75,490		610,350		(303,096)		5,659,490
Reversal (provision) for credit losses		(204,302)		(264,943)		(14,937)		(484,182)		(23,827)		7,569		(396,376)		472		(148,127)		973		(1,043,498)
Net operating income		1,252,409		581,368		1,317,360		3,151,137		573,713		211,551		443,529		75,962		462,223		(302,123)		4,615,992
Share of profit (loss) of associates and joint ventures		—		—		(48,158)		(48,158)		3,598		(42)		1,127		1		553		(829)		(43,750)
Net other non-operating income (expenses)		5,490		—		23,354		28,844		4,472		16,142		(6,636)		(16,270)		40,927		121,911		189,390
Segment profit before income tax		1,257,899		581,368		1,292,556		3,131,823		581,783		227,651		438,020		59,693		503,703		(181,041)		4,761,632
Income tax expense		(339,728)		(159,876)		(312,700)		(812,304)		(156,135)		(63,778)		(114,027)		(27,167)		(97,268)		11,328		(1,259,351)

Profit for the year	￦	918,171	￦	421,492	￦	979,856	￦	2,319,519	￦	425,648	￦	163,873	￦	323,993	￦	32,526	￦	406,435	￦	(169,713)	￦	3,502,281

Profit attributable to shareholders of the Parent Company		917,956		421,492		958,747		2,298,195		425,622		163,884		324,662		32,526		404,381		(194,119)		3,455,151
Profit (loss) attributable to non-controlling interests		215		—		21,109		21,324		26		(11)		(669)		—		2,054		24,406		47,130
Total assets*		164,323,181		161,330,053		112,790,880		438,444,114		57,570,654		39,078,117		24,071,645		35,546,572		47,408,052		(31,446,962)		610,672,192
Total liabilities*		167,236,387		176,571,944		64,227,709		408,036,040		52,516,488		35,086,458		19,789,959		32,524,518		21,598,232		(2,240,962)		567,310,733

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Banking service	￦	6,579,169	￦	6,946,626	￦	7,550,348
Securities service		997,898		1,113,200		1,448,409
Non-life insurance service		1,183,394		1,185,600		1,027,269
Credit card service		1,524,695		1,470,910		1,538,230
Life insurance service		113,238		107,404		237,416
Other service		461,293		608,111		690,970

	￦	10,859,687	￦	11,431,851	￦	12,492,642

5.2.2 Geographical information

Geographical operating revenues from external customers for the years ended December 31, 2018, 2019 and 2020, and major non-current assets as of December 31, 2019 and 2020, are as follows:

	Revenues from external customers						Major non-current assets
	2018		2019		2020		December 31, 2019		December 31, 2020
	(In millions of Korean won)
Domestic	￦	10,666,586	￦	11,142,264	￦	11,891,540	￦	9,515,220	￦	10,603,254
United States		46,391		72,945		114,044		386,724		45,353
New Zealand		6,213		6,946		3,554		3,516		2,385
China		94,996		109,574		84,821		15,119		13,971
Cambodia		11,062		19,534		250,426		7,162		32,354
United Kingdom		8,119		10,037		28,681		85,634		81,879
Others		26,320		70,551		119,576		551,039		51,288
Consolidation adjustments		—		—		—		68,764		487,742

	￦	10,859,687	￦	11,431,851	￦	12,492,642	￦	10,633,178	￦	11,318,226

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Carrying amount		Fair value
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	20,837,878	￦	20,835,235
Financial assets at fair value through profit or loss		53,549,086		53,549,086
Due from financial institutions		216,367		216,367
Debt securities		50,721,526		50,721,526
Equity securities		2,103,843		2,103,843
Loans		427,545		427,545
Others		79,805		79,805
Derivatives held for trading		3,008,598		3,008,598
Derivatives held for hedging		182,075		182,075
Loans measured at amortized cost		339,684,059		340,836,884
Securities measured at amortized cost		25,346,555		26,570,494
Financial assets at fair value through other comprehensive income		46,436,051		46,436,051
Debt securities		43,556,848		43,556,848
Equity securities		2,504,105		2,504,105
Loans		375,098		375,098
Other financial assets		9,147,059		9,147,059

	￦	498,191,361	￦	500,565,482

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,663,327	￦	2,663,327
Financial liabilities designated at fair value through profit or loss		12,704,826		12,704,826
Derivatives held for trading		2,842,950		2,842,950
Derivatives held for hedging		164,391		164,391
Deposits		305,592,771		306,048,291
Borrowings		37,818,860		37,808,944
Debentures		50,935,583		51,558,748
Other financial liabilities		22,629,587		22,629,587

	￦	435,352,295	￦	436,421,064

	December 31, 2020
	Carrying amount		Fair value
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	25,608,842	￦	25,612,273
Financial assets at fair value through profit or loss		61,035,455		61,035,455
Due from financial institutions		100,094		100,094
Debt securities		58,415,100		58,415,100
Equity securities		2,092,313		2,092,313
Loans		337,983		337,983
Others		89,965		89,965
Derivatives held for trading		5,210,512		5,210,512
Derivatives held for hedging		334,873		334,873
Loans measured at amortized cost		377,166,984		378,791,808
Securities measured at amortized cost		36,870,229		38,026,073
Financial assets at fair value through other comprehensive income		61,825,197		61,825,197
Debt securities		58,456,889		58,456,889
Equity securities		3,074,899		3,074,899
Loans		293,409		293,409
Other financial assets		14,167,689		14,167,689

	￦	582,219,781	￦	585,003,881

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,025,951	￦	2,025,951
Financial liabilities designated at fair value through profit or loss		9,784,107		9,784,107
Derivatives held for trading		5,014,072		5,014,072
Derivatives held for hedging		208,825		208,825
Deposits		338,580,220		338,833,784
Borrowings		49,827,156		50,081,900
Debentures		62,760,687		63,189,132
Other financial liabilities		28,612,287		28,612,287

	￦	496,813,305	￦	497,750,058

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of financial instruments that are quoted in active markets is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institution. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method, deemed suitable considering the characteristics of the financial instruments.

Loans measured at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), the MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuation results of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	Carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

6.1.2 Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the consolidated statement of financial position are appropriate. However, the fair values of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

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

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss	￦	11,177,716	￦	31,476,070	￦	10,895,300	￦	53,549,086
Due from financial institutions		—		165,242		51,125		216,367
Debt securities		9,853,733		30,735,027		10,132,766		50,721,526
Equity securities		1,244,178		336,389		523,276		2,103,843
Loans		—		239,412		188,133		427,545
Others		79,805		—		—		79,805
Derivatives held for trading		72,983		2,398,831		536,784		3,008,598
Derivatives held for hedging		—		182,075		—		182,075
Financial assets at fair value through other comprehensive income		15,188,993		29,764,660		1,482,398		46,436,051
Debt securities		14,236,566		29,320,282		—		43,556,848
Equity securities		952,427		69,280		1,482,398		2,504,105
Loans		—		375,098		—		375,098

	￦	26,439,692	￦	63,821,636	￦	12,914,482	￦	103,175,810

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,663,327	￦	—	￦	—	￦	2,663,327
Financial liabilities designated at fair value through profit or loss		492		1,482,302		11,222,032		12,704,826
Derivatives held for trading		157,634		2,458,498		226,818		2,842,950
Derivatives held for hedging		—		164,391		—		164,391

	￦	2,821,453	￦	4,105,191	￦	11,448,850	￦	18,375,494

	December 31, 2020
	Fair value hierarchy			Total
	Level 1	Level 2	Level 3*
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss	￦ 14,508,028	￦ 35,298,665	￦ 11,228,762	￦ 61,035,455
Due from financial institutions	—	10,011	90,083	100,094
Debt securities	13,316,819	34,580,168	10,518,113	58,415,100
Equity securities	1,101,244	409,259	581,810	2,092,313
Loans	—	299,227	38,756	337,983
Others	89,965	—	—	89,965
Derivatives held for trading	90,459	4,678,185	441,868	5,210,512
Derivatives held for hedging	—	334,873	—	334,873
Financial assets at fair value through other comprehensive income	18,731,801	40,645,505	2,447,891	61,825,197
Debt securities	18,147,167	40,309,722	—	58,456,889
Equity securities	584,634	70,357	2,419,908	3,074,899
Loans	—	265,426	27,983	293,409

	￦33,330,288	￦80,957,228	￦14,118,521	￦128,406,037

Financial liabilities
Financial liabilities at fair value through profit or loss	￦ 2,025,951	￦ —	￦ —	￦ 2,025,951
Financial liabilities designated at fair value through profit or loss	1,040	581,636	9,201,431	9,784,107
Derivatives held for trading	204,470	4,668,155	141,447	5,014,072
Derivatives held for hedging	—	208,825	—	208,825

	￦2,231,461	￦5,458,616	￦9,342,878	￦17,032,955

*

Included KB Securities Co., Ltd.’s OTC derivatives consist of ￦ 635,920 million of financial assets at fair value through profit or loss (debt instruments), ￦ 9,201,431 million of financial liabilities designated at fair value through profit or loss, ￦ 441,775 million of derivative financial assets and ￦ 134,934 million of derivative financial liabilities.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Fair value		Valuation techniques	Inputs
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss	￦	31,476,070
Due from financial institutions		165,242	DCF Model, One factor Hull-White Model	Discount rate, Volatility and others
Debt securities		30,735,027	DCF Model, Closed Form, Option Model, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient and others
Equity securities		336,389	DCF Model	Interest rate, Discount rate and others
Loans		239,412	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		2,398,831	DCF Model, Closed Form, FDM, Option Model, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Correlation coefficient, Interest rate, Stock price, Foreign exchange rate, Dividend yield, Probability of default (PD), Credit spread and others
Derivatives held for hedging		182,075	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others
Financial assets at fair value through other comprehensive income		29,764,660
Debt securities		29,320,282	DCF Model, Option Model, Market value approach	Discount rate, Underlying asset Index, Volatility and others
Equity securities		69,280	DCF Model, Black-Scholes Model	Discount rate, Underlying asset Index, Volatility and others
Loans		375,098	DCF Model	Discount rate, Underlying asset Index, Volatility and others

	￦	63,821,636

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	1,482,302	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate and others
Derivatives held for trading		2,458,498	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Option Model, FDM and others	Discount rate, Underlying asset Index, Volatility, Correlation coefficient, Interest rate, Stock price, Foreign exchange rate, Dividend yield, Probability of default (PD), Credit spread and others
Derivatives held for hedging		164,391	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others

	￦	4,105,191

	December 31, 2020
	Fair value		Valuation techniques	Inputs
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss	￦	35,298,665
Due from financial institutions		10,011	DCF Model	Projected cash flow, Discount rate
Debt securities		34,580,168	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient and others
Equity securities		409,259	DCF Model	Interest rate, Discount rate and others
Loans		299,227	DCF Model	Interest rate, Discount rate and others
Derivatives held for trading		4,678,185	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Underlying asset Index, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		334,873	DCF Model, Closed Form, FDM and others	Discount rate, Volatility, Foreign exchange rate and others
Financial assets at fair value through other comprehensive income		40,645,505
Debt securities		40,309,722	DCF Model, Market value approach	Discount rate, Volatility and others
Equity securities		70,357	DCF Model	Interest rate, Discount rate and others
Loans		265,426	DCF Model	Discount rate, Volatility and others

	￦80,957,228

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	581,636	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate and others
Derivatives held for trading		4,668,155	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model and others	Discount rate, Price of underlying asset, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield and others
Derivatives held for hedging		208,825	DCF Model, Closed Form, FDM and others	Discount rate, Foreign exchange rate and others

	￦	5,458,616

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	3,015,104	￦	13,812,640	￦	4,007,491	￦	20,835,235
Loans measured at amortized cost		—		372,988		340,463,896		340,836,884
Securities measured at amortized cost		9,587,770		16,979,656		3,068		26,570,494
Other financial assets[2]		—		—		9,147,059		9,147,059

	￦	12,602,874	￦	31,165,284	￦	353,621,514	￦	397,389,672

Financial liabilities
Deposits[1]	￦	—	￦	142,021,800	￦	164,026,491	￦	306,048,291
Borrowings[3]		—		1,469,263		36,339,681		37,808,944
Debentures		—		46,969,992		4,588,756		51,558,748
Other financial liabilities[2]		—		—		22,629,587		22,629,587

	￦	—	￦	190,461,055	￦	227,584,515	￦	418,045,570

	December 31, 2020
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions[1]	￦	3,362,096	￦	19,573,075	￦	2,677,102	￦	25,612,273
Loans measured at amortized cost		—		271,241		378,520,567		378,791,808
Securities measured at amortized cost		19,438,941		18,584,264		2,868		38,026,073
Other financial assets[2]		—		—		14,167,689		14,167,689

	￦	22,801,037	￦	38,428,580	￦	395,368,226	￦	456,597,843

Financial liabilities
Deposits[1]	￦	—	￦	181,472,846	￦	157,360,938	￦	338,833,784
Borrowings[3]		—		1,149,734		48,932,166		50,081,900
Debentures		—		57,916,235		5,272,897		63,189,132
Other financial liabilities[2]		—		—		28,612,287		28,612,287

	￦	—	￦	240,538,815	￦	240,178,288	￦	480,717,103

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair value.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair value.
[3]	Borrowings of ￦ 4,685 million and ￦ 292 million included in Level 2 is the carrying amounts which are reasonable approximation of fair value as of December 31, 2019 and 2020, respectively.

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Fair value		Valuation techniques	Inputs
	(In millions of Korean won)
Financial assets
Loans measured at amortized cost	￦	372,988	DCF Model	Discount rate
Securities measured at amortized cost		16,979,656	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	￦	17,352,644

Financial liabilities
Borrowings	￦	1,464,578	DCF Model	Discount rate
Debentures		46,969,992	DCF Model	Discount rate

	￦	48,435,570

	December 31, 2020
	Fair value		Valuation techniques	Inputs
	(In millions of Korean won)
Financial assets
Loans measured at amortized cost	￦	271,241	DCF Model	Discount rate
Securities measured at amortized cost		18,584,264	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	￦	18,855,505

Financial liabilities
Borrowings	￦	1,149,442	DCF Model	Discount rate
Debentures		57,916,235	DCF Model	Discount rate

	￦	59,065,677

Valuation techniques and inputs of financial assets and liabilities classified as Level 3 and, whose fair value is disclosed and as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Fair value		Valuation techniques	Inputs
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	4,007,491	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		340,463,896	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate
Securities measured at amortized cost		3,068	DCF Model	Interest rate

	￦	344,474,455

Financial liabilities
Deposits	￦	164,026,491	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		36,339,681	DCF Model	Other spread, Interest rate
Debentures		4,588,756	DCF Model	Other spread, Interest rate

	￦	204,954,928

	December 31, 2020
	Fair value		Valuation techniques	Inputs
	( In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	2,677,102	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		378,520,567	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate
Securities measured at amortized cost		2,868	DCF Model	Interest rate

	￦	381,200,537

Financial liabilities
Deposits	￦	157,360,938	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		48,932,166	DCF Model	Other spread, Interest rate
Debentures		5,272,897	DCF Model	Other spread, Interest rate

	￦	211,566,001

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
	(In millions of Korean won)
Beginning	￦	48,743	￦	7,464,860	￦	213,203	￦	1,332,718	￦	(10,873,383)	￦	(300,131)
Total gains or losses
Profit or loss		1,207		(66,208)		10,412		—		(1,285,157)		851,453
Other comprehensive income (loss)		1,175		111,826		—		55,993		(25,538)		—
Purchases		—		4,544,254		154,005		95,359		—		—
Sales		—		(2,139,174)		(189,487)		(1,672)		—		(163,856)
Issues		—		—		—		—		(12,416,402)		(59,202)
Settlements		—		—		—		—		13,378,448		(1,316)
Transfers into Level 3*		—		851,457		—		—		—		(16,982)
Transfers out of Level 3*		—		(110,973)		—		—		—		—

Ending	￦	51,125	￦	10,656,042	￦	188,133	￦	1,482,398	￦	(11,222,032)	￦	309,966

	2020
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
	(In millions of Korean won)
Beginning	￦	51,125	￦	10,656,042	￦	188,133	￦	1,482,398	￦	—	￦	(11,222,032)	￦	309,966
Total gains or losses
Profit or loss		(2,021)		22,069		627		(206)		—		(406,788)		400,241
Other comprehensive income (loss)		(7,693)		144,963		—		815,244		(217)		(27,876)		—
Purchases		135,227		3,519,573		—		122,827		40,000		—		(24,165)
Sales		(86,555)		(3,263,111)		(150,004)		(355)		(11,800)		—		(328,348)
Issues		—		—		—		—		—		(9,333,419)		(42,732)
Settlements		—		—		—		—		—		11,788,684		90
Transfers into Level 3*		—		129,580		—		—		—		—		(1,044)
Transfers out of Level 3*		—		(109,193)		—		—		—		—		(13,587)

Ending	￦	90,083	￦	11,099,923	￦	38,756	￦	2,419,908	￦	27,983	￦	(9,201,431)	￦	300,421

*	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

6.2.2.2 In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018						2019
	Net gains (losses) on financial instruments at fair value through profit or loss		Other operating expenses		Net interest income		Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income
	(In millions of Korean won)
Total gains (losses) recognized in profit or loss for the year	￦	(36,466)	￦	(405)	￦	617	￦	(489,703)	￦	1,388	￦	22
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting year		144,674		(289)		43		(37,668)		1,331		—

	2020
	Net gains on financial instruments at fair value through profit or loss		Other operating expenses		Net interest income
	(In millions of Korean won)
Total gains (losses) recognized in profit or loss for the year	￦	70,251	￦	(56,329)	￦	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting year		129,824		(60,884)		—

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	￦ 51,125	Option Model	Volatility of the underlying asset	11.43~34.39	The higher the volatility of the underlying asset, the higher the fair value fluctuation
			Correlation coefficient	-4.84	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities	10,132,766	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value, Income approach, Market approach and others	Growth rate	-1.00~1.00	The higher the growth rate, the higher the fair value
			Volatility	1.00~48.00	The higher the volatility, the higher the fair value fluctuation
			Discount rate	0.75~17.37	The lower the discount rate, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Correlation coefficient between underlying assets	3.11~95.67	The higher the correlation coefficient, the higher the fair value fluctuation
			Liquidation value	0.00	The higher the liquidation value, the higher the fair value
			Volatility of real estate price	-1.00~1.00	The higher the price of real estate, the higher the fair value
Equity securities	523,276	Income approach, Market value approach, Asset value approach, DCF Model, Comparable Company Analysis, Risk adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Binomial Model and others	Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
			Discount rate	2.00~22.00	The lower the discount rate, the higher the fair value
			Liquidation value	-1.00~1.00	The higher the liquidation value, the higher the fair value
			Volatility	11.90	The higher the volatility, the higher the fair value fluctuation
Loans	188,133	Binomial Model, DCF Model	Volatility of the stock price	12.91~48.28	The higher the volatility, the higher the fair value fluctuation
			Discount rate	10.81	The lower the discount rate, the higher the fair value

	December 31, 2019
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Derivatives held for trading
Stock and index	￦	416,486	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White	Volatility of the underlying asset	9.75~52.00	The higher the volatility, the higher the fair value fluctuation
			Model, Black-Scholes Model, Binomial Model	Correlation coefficient between underlying assets	4.00~77.00	The higher the correlation coefficient, the higher the fair value fluctuation
Currency and interest rate		120,298	DCF Model, Hull-White Model	Volatility	2.00~58.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-49.00~90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income
Equity securities		1,482,398	Risk adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net Asset value method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00~2.20	The higher the growth rate, the higher the fair value
				Discount rate	3.04~16.37	The lower the discount rate, the higher the fair value
				Volatility	20.97~34.87	The higher the volatility, the higher the fair value fluctuation

		￦12,914,482

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	￦	11,222,032	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of the underlying asset	1.00~58.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-49.00~90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		54,341	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	12.00~52.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	9.00~77.00	The higher the correlation coefficient, the higher the fair value fluctuation

	December 31, 2019
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Others	172,477	MonteCarlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	2.00~58.00	The higher the volatility, the higher the fair value fluctuation
			Volatility of the stock price	16.28	The higher the volatility, the higher the fair value fluctuation
			Volatility of the interest rate	0.52	The higher the volatility, the higher the fair value fluctuation
			Discount rate	1.94~2.00	The higher the discount rate, the lower the fair value
			Correlation coefficient between underlying assets	19.00~90.00	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

	￦ 11,448,850

	December 31, 2020
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss
Due from financial institutions	￦ 90,083	MonteCarlo Simulation	Volatility of the underlying asset	19.40 ~ 36.76	The higher the volatility of the underlying asset, the higher the fair value fluctuation
			Correlation coefficient	12.27	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities	10,518,113	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Income approach, Market approach and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
			Volatility	8.00 ~ 179.75	The higher the volatility, the higher the fair value fluctuation
			Discount rate	0.00 ~ 21.37	The lower the discount rate, the higher the fair value
			Recovery rate	40	The higher the recovery rate, the higher the fair value
			Correlation coefficient between underlying assets	-61.12 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
			Liquidation value	0.00	The higher the liquidation value, the higher the fair value
			Volatility of real estate price	0.00	The higher the price of real estate, the higher the fair value

	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Equity securities	￦	581,810	Income approach, Market approach, Asset value approach, DCF Model, Comparable Company Analysis, Risk adjusted discount rate method, Dividend Discount Model, Usage of past transactions, Binomial Model and others	Growth rate	0.00 ~ 1.10	The higher the growth rate, the higher the fair value
				Discount rate	0.60 ~ 18.67	The lower the discount rate, the higher the fair value
				Liquidation value	0.00	The higher the liquidation value, the higher the fair value
Loans		38,756	Binomial Model, DCF Model	Volatility of the stock price	0.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	7.86	The lower the discount rate, the higher the fair value
Derivatives held for trading
Stock and index	￦	382,337	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White	Volatility of the underlying asset	20.00 ~ 72.00	The higher the volatility, the higher the fair value fluctuation
			Model, Black-Scholes Model, Binomial Model	Correlation coefficient between underlying assets	-61.12 ~ 89.01	The higher the correlation coefficient, the higher the fair value fluctuation
Others		59,531	DCF Model, Hull-White Model	Volatility	0.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-50.48 ~ 90.95	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income
Equity securities		2,419,908	Risk adjusted discount rate method, IMV Model, DCF Model, Comparable Company Analysis, Dividend discount model, Option Model, Net Asset Value Method, Market approach, One Factor Hull-White Model and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	7.60 ~ 19.67	The lower the discount rate, the higher the fair value
				Volatility	22.11 ~ 24.16	The higher the volatility, the higher the fair value fluctuation
Loans		27,983	DCF Model	Discount rate	2.21 ~ 4.21	The lower the discount rate, the higher the fair value

	￦	14,118,521

	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	￦	9,201,431	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White	Volatility of the underlying asset	1.00 ~ 72.00	The higher the volatility, the higher the fair value fluctuation
			Model, Black-Scholes Model	Correlation coefficient between underlying assets	-61.12 ~ 90.95	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		60,291	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White	Volatility	20.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
			Model, Black-Scholes Model, Binomial Model	Correlation coefficient between underlying assets	-61.12 ~ 90.95	The higher the correlation coefficient, the higher the fair value fluctuation
Others		81,156	MonteCarlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	21.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.15 ~ 1.29	The higher the discount rate, the lower the fair value
				Correlation coefficient between underlying assets	-50.48 ~ 90.95	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

	￦	9,342,878

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities and loan receivables whose fair value changes are recognized in profit or loss or other comprehensive income. If overlay approach is applied in accordance with IFRS No.4, changes in fair value of financial assets at fair value through profit or loss are recognized as other comprehensive income.

Results of the sensitivity analysis of changes in inputs as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Profit or loss				Other comprehensive income (loss)
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss[1]
Due from financial institutions	￦	3	￦	(3)	￦	2	￦	(2)
Debt securities[4]		30,771		(27,062)		2,341		(2,276)
Equity securities[3]		24,456		(10,251)		1,110		(824)
Loans[5]		6,362		(4,344)		—		—
Derivatives held for trading[2]		25,830		(29,317)		—		—
Financial assets at fair value through other comprehensive income
Equity securities[3]		—		—		214,268		(110,687)

	￦	87,422	￦	(70,977)	￦	217,721	￦	(113,789)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	49,730	￦	(44,136)	￦	—	￦	—
Derivatives held for trading[2]		14,638		(13,572)		—		—

	￦	64,368	￦	(57,708)	￦	—	￦	—

	December 31, 2020
	Profit or loss				Other comprehensive income (loss)
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss[1]
Due from financial institutions	￦	2	￦	(2)	￦	199	￦	(222)
Debt securities[4]		35,790		(12,826)		2,123		(2,122)
Equity securities[3]		16,125		(8,275)		973		(744)
Loans[5]		3,316		(2,952)		—		—
Derivatives held for trading[2]		22,783		(25,013)		—		—
Financial assets at fair value through other comprehensive income
Equity securities [3]		—		—		120,652		(73,434)
Loans[6]		—		—		534		(518)

	￦	78,016	￦	(49,068)	￦	124,481	￦	(77,040)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	￦	46,859	￦	(42,995)	￦	—	￦	—
Derivatives held for trading[2]		7,255		(7,139)		—		—

	￦	54,114	￦	(50,134)	￦	—	￦	—

[1]

For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as volatility of the underlying asset or correlation coefficient between underlying asset by ± 10%.

[2]

For derivatives financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters; such as, price of underlying asset, volatility of stock price, volatility of interest rate by ± 10% and the loss given default ratio, discount rate by ± 1%.

[3]

For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters; such as, correlation between growth rate (0~1%) and discount rate (-1~1%) or between liquidation value (-1~1%) and discount rate (-1~1%).

[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. But only for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting correlation between discount rate of rent cashflow (-1~1%) and volatility of real estate price (-1~1%).

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as stock price, volatility of stock price (-10~10%), discount rate (-1~1%).
[6]

For loans measured at fair value through other comprehensive income, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, volatility of the underlying asset 1%, growth rate 10%.

6.2.4 Day one gains or losses

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in aggregate deferred differences for the years ended December 31, 2019 and 2020, are as follows:

	2019		2020
	(In millions of Korean won)
Balance at the beginning of the year	￦	62,155	￦	45,767
New transactions		168,225		166,555
Changes during the year		(184,613)		(150,929)

Balance at the end of the year	￦	45,767	￦	61,393

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	—	￦	20,837,878	￦	—	￦	20,837,878
Financial assets at fair value through profit or loss		53,549,086		—		—		—		—		53,549,086
Derivatives		3,008,598		—		—		—		182,075		3,190,673
Loans measured at amortized cost		—		—		—		339,684,059		—		339,684,059
Financial investments		—		43,931,946		2,504,105		25,346,555		—		71,782,606
Other financial assets		—		—		—		9,147,059		—		9,147,059

	￦	56,557,684	￦	43,931,946	￦	2,504,105	￦	395,015,551	￦	182,075	￦	498,191,361

	December 31, 2019
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,663,327	￦	12,704,826	￦	—	￦	—	￦	15,368,153
Derivatives		2,842,950		—		—		164,391		3,007,341
Deposits		—		—		305,592,771		—		305,592,771
Borrowings		—		—		37,818,860		—		37,818,860
Debentures		—		—		50,935,583		—		50,935,583
Other financial liabilities		—		—		22,629,587		—		22,629,587

	￦	5,506,277	￦	12,704,826	￦	416,976,801	￦	164,391	￦	435,352,295

	December 31, 2020
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	—	￦	25,608,842	￦	—	￦	25,608,842
Financial assets at fair value through profit or loss		61,035,455		—		—		—		—		61,035,455
Derivatives		5,210,512		—		—		—		334,873		5,545,385
Loans measured at amortized cost		—		—		—		377,166,984		—		377,166,984
Financial investments		—		58,750,298		3,074,899		36,870,229		—		98,695,426
Other financial assets		—		—		—		14,167,689		—		14,167,689

	￦	66,245,967	￦	58,750,298	￦	3,074,899	￦	453,813,744	￦	334,873	￦	582,219,781

	December 31, 2020
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,025,951	￦	9,784,107	￦	—	￦	—	￦	11,810,058
Derivatives		5,014,072		—		—		208,825		5,222,897
Deposits		—		—		338,580,220		—		338,580,220
Borrowings		—		—		49,827,156		—		49,827,156
Debentures		—		—		62,760,687		—		62,760,687
Other financial liabilities		—		—		28,612,288		—		28,612,288

	￦	7,040,023	￦	9,784,107	￦	479,780,351	￦	208,825	￦	496,813,306

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets that are derecognized in their entirety, to SPEs (special purpose entities), while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement
			(In millions of Korean won)
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	￦	5,596	￦	5,596
FK 1411 ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss		5,428		5,428
AP 3B ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss		3,205		3,205
AP 4D ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss		6,175		6,175

			￦	20,404	￦	20,404

	December 31, 2020
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement
			(In millions of Korean won)
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	￦	5,190	￦	5,190
FK 1411 ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss		1,062		1,062
AP 3B ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss		646		646
AP 4D ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss		6,304		6,304

			￦	13,202	￦	13,202

6.4.2 Transferred financial assets that are not derecognized in their entirety

The Group securitized the loans and issued the asset-backed debentures. The senior debentures and related securitized assets as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures
	(In millions of Korean won)
KB Kookmin Card 3rd Securitization Co., Ltd.*	￦	601,659	￦	592,358	￦	351,207	￦	342,204
KB Kookmin Card 4th Securitization Co., Ltd.*		560,903		552,216		347,387		340,820
KB Kookmin Card 5th Securitization Co., Ltd.*		542,861		534,630		299,795		304,835
KB Kookmin Card 6th Securitization Co., Ltd. *		795,884		784,080		461,909		469,600

	￦	2,501,307	￦	2,463,284	￦	1,460,298	￦	1,457,459

	December 31, 2020
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures
	(In millions of Korean won)
KB Kookmin Card 4th Securitization Co., Ltd.*	￦	490,465	￦	488,251	￦	219,419	￦	226,401
KB Kookmin Card 5th Securitization Co., Ltd.*		476,523		474,481		299,838		304,914
KB Kookmin Card 6th Securitization Co., Ltd.*		701,360		698,421		434,492		472,861
KB Kookmin Card 7th Securitization Co., Ltd.*		924,159		919,775		553,711		591,609

	￦	2,592,507	￦	2,580,928	￦	1,507,460	￦	1,595,785

*

The Group has an obligation to early redeem the asset-backed debentures upon occurrence of an event specified in the agreement such as when the outstanding balance of the eligible asset-backed securitization (ABS), a trust-type ABS, is below the solvency margin ratio (minimum rate: 104.5%) of the beneficiary interest in the trust. To avoid such early redemption, the Group entrusts credit card accounts and deposits in addition to the previously entrusted credit card accounts.

6.4.3 Bonds sold under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the consolidated statement of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price and loaned securities will be returned at the expiration of the loan period. Thus, the Group retains substantially all the risks and rewards of ownership of the financial assets. The carrying amount of transferred assets and related liabilities as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Bonds sold under repurchase agreements*	￦	9,292,858	￦	8,884,847
Loaned securities
Government bond		2,259,096		—
Stock		25,725		—

	￦	11,577,679	￦	8,884,847

	December 31, 2020
	Carrying amount of transferred assets		Carrying amount of related liabilities
	(In millions of Korean won)
Bonds sold under repurchase agreements*	￦	13,994,352	￦	13,398,140
Loaned securities
Government bond		1,831,673		—
Stock		19,811		—

	￦	15,845,836	￦	13,398,140

*	Bonds sold under repurchase agreements using borrowed securities as collateral amounts to ￦4,126,274 million and ￦ 2,147,975 million as of December 31, 2019 and 2020, respectively.

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s (a) sales or purchase of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic exchange settlement debits and domestic exchange settlement credits are shown in its net settlement balance in the consolidated statement of financial position.

6.5.1 Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Gross assets		Gross liabilities offset		Net amounts in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
	(In millions of Korean won)
Derivatives held for trading and derivatives linked securities	￦	3,043,757	￦	—	￦	3,043,757	￦	(2,122,160)	￦	(288,040)	￦	815,632
Derivatives held for hedging		182,075		—		182,075
Receivable spot exchange		3,051,390		—		3,051,390		(3,050,116)		—		1,274
Bonds purchased under repurchase agreements		6,507,646		—		6,507,646		(6,507,046)		—		600
Domestic exchange settlement debits		31,344,009		(30,794,160)		549,849		—		—		549,849
Other financial instruments		1,043,320		(1,022,977)		20,343		(2,492)		—		17,851

	￦	45,172,197	￦	(31,817,137)	￦	13,355,060	￦	(11,681,814)	￦	(288,040)	￦	1,385,206

	December 31, 2020
	Gross assets		Gross liabilities offset		Net amounts in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
	(In millions of Korean won)
Derivatives held for trading and derivatives linked securities	￦	5,425,708	￦	—	￦	5,425,708	￦	(3,940,729)	￦	(263,564)	￦	1,556,289
Derivatives held for hedging		334,874		—		334,874
Receivable spot exchange		3,435,657		—		3,435,657		(3,434,222)		—		1,435
Bonds purchased under repurchase agreements		3,600,447		—		3,600,447		(3,600,447)		—		—
Domestic exchange settlement debits		37,549,292		(36,823,836)		725,456		—		—		725,456
Other financial instruments		4,560,879		(4,474,909)		85,970		—		—		85,970

	￦	54,906,857	￦	(41,298,745)	￦	13,608,112	￦	(10,975,398)	￦	(263,564)	￦	2,369,150

6.5.2 Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Gross liabilities		Gross assets offset		Net amounts in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
	(In millions of Korean won)
Derivatives held for trading and derivatives linked securities	￦	2,936,638	￦	—	￦	2,936,638	￦	(2,182,243)	￦	(92,565)	￦	826,221
Derivatives held for hedging		164,391		—		164,391
Payable spot exchange		3,050,982		—		3,050,982		(3,034,679)		—		16,303
Bonds sold under repurchase agreements*		13,011,121		—		13,011,121		(13,000,321)		—		10,800
Securities borrowing agreements		2,583,092		—		2,583,092		(2,583,092)		—		—
Domestic exchange settlement credits		32,867,423		(30,794,160)		2,073,263		(2,073,263)		—		—
Other financial instruments		1,156,345		(1,022,977)		133,368		(2,492)		—		130,876

	￦	55,769,992	￦	(31,817,137)	￦	23,952,855	￦	(22,876,090)	￦	(92,565)	￦	984,200

	December 31, 2020
	Gross liabilities		Gross assets offset		Net amounts in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
	(In millions of Korean won)
Derivatives held for trading and derivatives linked securities	￦	5,300,028	￦	—	￦	5,300,028	￦	(3,365,443)	￦	(77,324)	￦	2,066,086
Derivatives held for hedging		208,825		—		208,825
Payable spot exchange		3,434,887		—		3,434,887		(3,434,222)		—		665
Bonds sold under repurchase agreements*		16,329,799		(11,800)		16,317,999		(16,317,999)		—		—
Securities borrowing agreements		1,934,736		—		1,934,736		(1,934,736)		—		—
Domestic exchange settlement credits		37,757,164		(36,823,835)		933,329		(933,329)		—		—
Other financial instruments		4,764,991		(4,474,909)		290,082		—		—		290,082

	￦	69,730,430	￦	(41,310,544)	￦	28,419,886	￦	(25,985,729)	￦	(77,324)	￦	2,356,833

*	Includes bonds sold under repurchase agreements to customers.

7. Due from Financial Institutions Measured at Amortized Cost

7.1 Details of due from financial institutions as of December 31, 2019 and 2020, are as follows:

		Financial institutions	Interest rate (%)	December 31, 2019		December 31, 2020
				(In millions of Korean won)
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	0.00	￦	8,117,840	￦	11,242,803
	Due from banking institutions	Hana Bank and others	0.00 ~ 1.90		4,641,714		3,692,044
	Due from others	NH Investment & Securities Co., Ltd. and others	0.00 ~ 1.63		654,981		753,581

					13,414,535		15,688,428

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	Wells Fargo Bank N.A. and others	0.00 ~ 3.50		2,351,929		4,215,918
	Time deposits in foreign currencies	Bank of Shanghai, Beijing Branch and others	0.00 ~ 7.05		1,053,776		739,637
	Due from others	Societe Generale (Paris) and others	0.00 ~7.70		1,327,432		2,079,371

					4,733,137		7,034,926

				￦	18,147,672	￦	22,723,354

*	Before netting of allowance

7.2 Details of restricted due from financial institutions as of December 31, 2019 and 2020, are as follows:

		Financial institutions	December 31, 2019		December 31, 2020		Reasons of restriction
			(In millions of Korean won)
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	￦	8,117,840	￦	11,242,803	Bank of Korea Act
	Due from banking institutions	Shinhan Bank and others		3,027,963		772,986	Net settlement and others
	Due from others	NH Investment & Securities Co., Ltd. and others		555,294		545,457	Derivatives margin account and others

				11,701,097		12,561,246

Due from financial institutions in foreign currencies	Due from banking institutions in foreign currencies	People’s Bank of China and others		490,071		1,097,729	Cambodian law and others
	Time deposits in foreign currencies	Bank of Communications Co., Ltd. New York Branch		31,443		46,428	Bank Act of the State of New York and others
	Due from others	Societe Generale (Paris) and others		1,150,355		1,597,960	Derivatives margin account and others

				1,671,869		2,742,117

				￦ 13,372,966		￦15,303,363

*	Before netting of allowance

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2019 and 2020, are as follows:

	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	2,019	￦	—	￦	—
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Provision for credit losses		1,116		1,210		360
Others		29		(22)		—

Ending	￦	3,164	￦	1,188	￦	360

	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	3,164	￦	1,188	￦	360
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Disposal		—		—		—
Reversal of credit losses		(416)		(1,128)		—
Business combination		154		—		—
Others		45		(26)		(78)

Ending	￦	2,947	￦	34	￦	282

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2019 and 2020, are as follows:

		December 31, 2019
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	3,752,497	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		7,561,287	Repurchase agreements
	The Korea Securities Depository and others		7,745,154	Securities borrowing transactions
	Samsung Futures Inc. and others		1,090,495	Derivatives transactions

			16,396,936

Financial assets at fair value through other comprehensive income	The Korea Securities Depository and others		1,139,852	Repurchase agreements
	The Korea Securities Depository and others		1,168,515	Securities borrowing transactions
	The Bank of Korea		1,212,021	Borrowings from the Bank of Korea
	The Bank of Korea		653,825	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		167,600	Derivatives transactions

			4,341,813

Securities measured at amortized cost	The Korea Securities Depository and others		581,268	Repurchase agreements
	The Bank of Korea		1,767,559	Borrowings from the Bank of Korea
	The Bank of Korea		3,077,151	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		247,301	Derivatives transactions
	Others		494,785	Others

			6,168,064

Mortgage loans	Others		6,487,022	Covered bond

Real estate	NATIXIS REAL ESTATE CAPITAL LLC and others		1,665,368	Borrowings from bank and others

		￦	38,811,700

		December 31, 2020
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	1,293,930	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		10,733,047	Repurchase agreements
	The Korea Securities Depository and others		7,009,580	Securities borrowing transactions
	Samsung Futures Inc. and others		730,774	Derivatives transactions

			18,473,401

Financial assets at fair value through other comprehensive income	The Korea Securities Depository and others		2,216,165	Repurchase agreements
	The Korea Securities Depository and others		1,322,998	Securities borrowing transactions
	The Bank of Korea		2,837,452	Borrowings from the Bank of Korea
	The Bank of Korea		1,610,691	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		270,089	Derivatives transactions

			8,257,395

Securities measured at amortized cost	The Korea Securities Depository and others		664,438	Repurchase agreements
	The Bank of Korea		4,295,149	Borrowings from the Bank of Korea
	The Bank of Korea		3,677,922	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		103,748	Derivatives transactions
	Others		598,187	Others

			9,339,444

Mortgage loans	Others		10,699,721	Covered bond

Real estate	LGIM COMMERCIAL LENDING Ltd and others		1,480,942	Borrowings from bank and others

		￦	49,544,833

In addition, the Group provided ￦ 7,320,220 million and ￦ 4,680,816 million of its borrowed securities and assets held as collateral to Korea Securities Finance Corporation and others as collateral as of December 31, 2019 and 2020, respectively.

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	6,726,632	￦	—	￦	6,726,632

	December 31, 2020
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	3,732,013	￦	—	￦	3,732,013

9. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index

In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards and others to hedge the risk of changes in fair values due to the changes in interest rate and foreign exchange rates of structured debentures in Korean won, debentures in foreign currencies, and structured deposits in foreign currencies. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won and borrowings in foreign currencies. In addition, the Group applies net investment in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

9.1 Details of derivative financial instruments held for trading as of December 31, 2019 and 2020, are as follows:

	December 31, 2019						December 31, 2020
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Forwards	￦	570,000	￦	206	￦	84,126	￦	1,824,000	￦	50,580	￦	107,218
Futures*		2,951,770		698		235		4,540,235		43		1,834
Swaps		270,091,778		512,145		557,511		300,105,350		631,917		682,401
Options		17,521,156		267,697		379,262		14,779,000		248,437		302,134

		291,134,704		780,746		1,021,134		321,248,585		930,977		1,093,587

Currency
Forwards		87,373,417		942,632		750,380		78,255,991		1,712,560		1,986,239
Futures*		107,793		—		349		376,281		158		695
Swaps		46,501,399		606,464		610,275		49,756,478		1,897,636		1,349,919
Options		2,789,562		5,438		14,346		2,377,775		33,421		28,012

		136,772,171		1,554,534		1,375,350		130,766,525		3,643,775		3,364,865

Stock and index
Futures*		1,646,785		22,451		20,704		1,027,347		20,061		2,246
Swaps		6,773,467		448,803		86,100		5,434,057		423,297		123,242
Options		5,559,865		99,013		176,141		6,482,510		135,805		275,282

		13,980,117		570,267		282,945		12,943,914		579,163		400,770

Credit
Swaps		4,433,960		19,178		13,659		3,015,782		19,395		9,700

		4,433,960		19,178		13,659		3,015,782		19,395		9,700

Commodity
Futures*		3,281		68		3		11,609		151		81
Swaps		105,658		2,948		474		13,923		268		991

		108,939		3,016		477		25,532		419		1,072

Other		3,160,013		80,857		149,385		1,476,310		36,783		144,076

	￦	449,589,904	￦	3,008,598	￦	2,842,950	￦	469,476,648	￦	5,210,512	￦	5,014,070

*	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.

9.2 Average price condition of future nominal cash flows by type of hedge accounting as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
	(In millions of Korean won)
Fair value hedge
Nominal amount of the hedging instrument	￦	2,649,272	￦	1,807,950	￦	897,562	￦	309,882	￦	466,053	￦	1,414,570	￦	7,545,289
Average price condition (%)		2.29		2.70		2.29		3.16		2.50		3.92		2.91
Average price condition (USD/KRW)		1,149.90		1,138.82		1,094.35		—		—		—		1,146.84
Average price condition (EUR/KRW)		1,319.66		1,346.38		—		—		—		—		1,327.68
Average price condition (AUD/KRW)		803.71		—		—		—		—		—		803.71
Cash flow hedge
Nominal amount of the hedging instrument	￦	2,450,918	￦	1,199,124	￦	1,764,991	￦	529,202	￦	120,000	￦	150,000	￦	6,214,235
Average price condition (%)		2.64		2.56		2.66		2.79		2.00		1.67		2.59
Average price condition (USD/KRW)		1,129.58		1,111.66		1,153.15		1,095.73		—		—		1,132.99
Average price condition (EUR/KRW)		1,305.22		1,306.76		1,312.75		—		—		—		1,306.91
Average price condition (AUD/KRW)		—		837.00		—		—		—		—		837.00
Average price condition (SGD/KRW)		815.80		831.49		—		—		—		—		823.54
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	￦	248,233	￦	—	￦	27,336	￦	—	￦	—	￦	—	￦	275,569
Average price condition (USD/KRW)		1,151.49		—		—		—		—		—		1,151.49
Average price condition (GBP/KRW)		—		—		1,465.26		—		—		—		1,465.26

	December 31, 2020
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
	(In millions of Korean won)
Fair value hedge
Nominal amount of the hedging instrument	￦	5,266,994	￦	1,083,877	￦	512,608	￦	620,788	￦	1,462,964	￦	2,442,692	￦	11,389,923
Average price condition (%)		0.76		0.81		1.00		1.07		1.21		1.14		0.97
Average price condition (USD/KRW)		1,160.33		1,115.45		1,151.50		—		—		—		1,157.28
Average price condition (EUR/KRW)		1,353.28		—		1,366.30		—		—		—		1,353.36
Average price condition (AUD/KRW)		835.43		—		—		—		—		—		835.43
Average price condition (GBP/KRW)		1,546.54		—		—		—		—		—		1,546.54
Cash flow hedge
Nominal amount of the hedging instrument	￦	2,568,922	￦	1,767,357	￦	1,277,053	￦	166,643	￦	509,940	￦	100,000	￦	6,389,915
Average price condition (%)		0.83		1.66		2.48		2.00		1.63		1.67		1.36
Average price condition (USD/KRW)		1,113.33		1,160.46		1,181.36		1,128.30		1,142.05		—		1,152.37
Average price condition (EUR/KRW)		1,306.76		1,312.75		1,321.00		—		1,340.64		—		1,312.93
Average price condition (AUD/KRW)		837.00		—		—		—		—		—		837.00
Average price condition (SGD/KRW)		831.49		—		866.14		—		—		—		858.33
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	￦	217,274	￦	26,683	￦	—	￦	—	￦	—	￦	—	￦	243,957
Average price condition (USD/KRW)		1,111.45		—		—		—		—		—		1,111.45
Average price condition (GBP/KRW)		—		1,465.26		—		—		—		—		1,465.26

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of and for the years ended December 31, 2019 and 2020, are as follows:

		December 31, 2019								2019
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
		(In millions of Korean won)
Hedge accounting
Interest rate	Debt securities in Korean won	￦	549,526	￦	—	￦	5,485	￦	—	￦	5,502
	Debt securities in foreign currencies		1,670,838		—		19,243		—		25,540
	Deposits in foreign currencies		—		780,491		—		(18,391)		(62,439)
	Debentures in Korean won		—		351,070		—		21,070		(1,818)
	Debentures in foreign currencies		—		2,067,556		—		41,406		(65,480)

			2,220,364		3,199,117		24,728		44,085		(98,695)

Currency	Debt securities in foreign currencies		2,339,239		—		24,181		—		61,133

			2,339,239		—		24,181		—		61,133

		￦	4,559,603	￦	3,199,117	￦	48,909	￦	44,085	￦	(37,562)

		December 31, 2020								2020
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
		(In millions of Korean won)
Hedge accounting
Interest rate	Debt securities in Korean won	￦	1,001,957	￦	—	￦	5,888	￦	—	￦	402
	Debt securities in foreign currencies		2,712,980		—		62,922		—		42,382
	Deposits in foreign currencies		—		121,768		—		2,088		(4,491)
	Debentures in Korean won		—		3,623,161		—		(6,839)		27,909
	Debentures in foreign currencies		—		1,985,333		—		81,333		(37,438)

			3,714,937		5,730,262		68,810		76,582		28,764

Currency	Debt securities in foreign currencies		2,669,410		—		310,745		—		(40,710)

			2,669,410		—		310,745		—		(40,710)

		￦	6,384,347	￦	5,730,262	￦	379,555	￦	76,582	￦	(11,946)

9.3.2 Details of derivative instruments designated as fair value hedge as of and for the years ended December 31, 2019 and 2020, are as follows:

	December 31, 2019						2019
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	5,326,500	￦	129,085	￦	29,676	￦ 101,448
Currency
Forwards	2,218,789		22,503		27,862		(74,372)

	￦	7,545,289	￦	151,588	￦	57,538	￦ 27,076

	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	9,217,731	￦	158,914	￦	51,842	￦	(23,022)
Currency
Forwards		2,172,192		128,038		2,616		97,394

	￦	11,389,923	￦	286,952	￦	54,458	￦	74,372

9.3.3 Details of hedge ineffectiveness recognized in profit or loss from derivatives for the years ended December 31, 2018, 2019 and 2020, are as follows:

	Hedge ineffectiveness recognized in profit or loss
	(In millions of Korean won)
	2018		2019		2020
Hedge accounting
Interest rate	￦	1,186	￦	2,753	￦	5,742
Currency		(20,694)		(13,239)		56,684

	￦	(19,508)	￦	(10,486)	￦	62,426

9.3.4 Gains or losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Gains (losses) on hedging instruments	￦	(160,416)	￦	34,070	￦	89,179
Gains (losses) on the hedged items attributable to the hedged risk		135,556		(44,655)		(26,899)

	￦	(24,860)	￦	(10,585)	￦	62,280

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of and for the years ended December 31, 2019 and 2020, are as follows:

	Cash flow hedge reserve				Changes in fair value
	December 31, 2019		December 31, 2020		2019		2020
	(In millions of Korean won)
Hedge accounting
Interest rate risk	￦	(15,670)	￦	(22,439)	￦	25,671	￦	12,172
Foreign currency change risk		(11,663)		(6,158)		42,357		1,065

	￦	(27,333)	￦	(28,597)	￦	68,028	￦	13,237

9.4.2 Details of derivative instruments designated as cash flow hedge as of and for the years ended December 31, 2019 and 2020, are as follows:

	December 31, 2019						2019
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	3,600,334	￦	3,698	￦	28,484	￦	(25,997)
Currency
Swaps		2,613,901		23,382		73,067		(38,534)

	￦	6,214,235	￦	27,080	￦	101,551	￦	(64,531)

	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	3,532,480	￦	1,286	￦	37,120	￦	(11,940)
Currency
Swaps		2,857,435		40,835		116,124		(43,300)

	￦	6,389,915	￦	42,121	￦	153,244	￦	(55,240)

9.4.3 Gains or losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Losses on hedging instruments	￦	(23,022)	￦	(64,531)	￦	(55,240)
Effective portion of losses on cash flow hedging instruments (amount recognized in other comprehensive income)		(24,672)		(65,323)		(48,034)
Ineffective portion of losses on cash flow hedging instruments (amount recognized in profit or loss)		1,650		792		(7,206)

9.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Other comprehensive loss	￦	(24,672)	￦	(65,323)	￦	(48,034)
Reclassification to profit or loss		15,234		21,604		39,190
Income tax effect		400		10,537		7,580

	￦	(9,038)	￦	(33,182)	￦	(1,264)

9.5 Hedge of Net Investments in Foreign Operations

9.5.1 Details of net investments in foreign operations hedged items as of and for the years ended December 31, 2019 and 2020, are as follows:

	Foreign currency translation reserve			Changes in fair value
	December 31, 2019	December 31, 2020		2019		2020
	(In millions of Korean won)
Hedge accounting
Currency (foreign currency exchange risk)	￦ (41,992)	￦	22,278	￦	13,410	￦ (88,769)

9.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of and for the years ended December 31, 2019 and 2020, are as follows:

	December 31, 2019						2019
	Notional Amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Currency
Forwards	￦	275,569	￦	3,407	￦	5,302	￦	(10,330)
Debentures in foreign currencies		97,255		—		97,255		(3,080)

	￦	372,824	￦	3,407	￦	102,557	￦	(13,410)

	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Currency
Forwards	￦	243,957	￦	5,800	￦	1,125	￦	14,406
Debentures in foreign currencies		842,112		—		842,112		74,363

	￦	1,086,069	￦	5,800	￦	843,237	￦	88,769

9.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Debentures in foreign currencies	￦	97,737	￦	852,570

9.5.4 Gains or losses from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Gains (losses) on hedging instruments	￦	(25,096)	￦	(13,410)	￦	88,769
Effective portion of gains (losses) on hedge of net investments in foreign operations (amount recognized in other comprehensive income)		(25,096)		(13,410)		88,769
Ineffective portion of gains (losses) on hedge of net investments in foreign operations (amount recognized in profit or loss)		—		—		—

9.5.5 Effective portion of gains or losses on hedging instruments recognized in other comprehensive income for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Other comprehensive income (loss)	￦	(25,096)	￦	(13,410)	￦	88,769
Reclassification to profit or loss		(12,330)		1,316		—
Income tax effect		10,292		3,194		(24,500)

Other comprehensive income (loss) after tax	￦	(27,134)	￦	(8,900)	￦	64,269

9.6 Interest Rate Benchmark Reform

The Group’s exposure to hedging relationships related to the interest rate benchmark reform as of December 31, 2020, is as follows. The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions starting in 2022 and the KRW CD rate is currently under consideration for improving the calculation methodology. In this hedging relationship, the Group assumed that the spread to be changed on a SOFR basis in 2022 would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.

	December 31, 2020
Interest rate benchmark	Currency	Carrying amount of non-derivative assets	Carrying amount of non-derivative liabilities	Notional amount of hedging instruments
	(In millions of Korean won and millions of US dollars)
CD#3M	KRW	1,807,701	3,623,161	5,430,000
USD#LIBOR#3M	USD	78,083	3,276	82,907
USD#LIBOR#6M	USD	213	10	206

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Loans measured at amortized cost	￦	341,363,805	￦	379,734,020
Deferred loan origination fees and costs		728,270		716,327
Less: Allowances for credit losses		(2,408,016)		(3,283,363)

Carrying amount	￦	339,684,059	￦	377,166,984

10.2 Details of loans to banks as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Loans measured at amortized cost	￦	4,011,246	￦	5,577,728
Less: Allowances for credit losses		(432)		(682)

Carrying amount	￦	4,010,814	￦	5,577,046

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	159,232,495	￦	130,383,260	￦	—	￦	289,615,755
Loans in foreign currencies		433,399		8,125,029		—		8,558,428
Domestic import usance bills		—		2,617,862		—		2,617,862
Off-shore funding loans		—		1,387,798		—		1,387,798
Call loans		—		610,001		—		610,001
Bills bought in Korean won		—		2,843		—		2,843
Bills bought in foreign currencies		—		2,158,877		—		2,158,877
Guarantee payments under acceptances and guarantees		36		3,312		—		3,348
Credit card receivables in Korean won		—		—		18,642,111		18,642,111
Credit card receivables in foreign currencies		—		—		6,299		6,299
Bonds purchased under repurchase agreements		—		6,149,458		—		6,149,458
Privately placed bonds		—		971,414		—		971,414
Factored receivables		117		167		—		284
Lease receivables		1,385,617		194,576		—		1,580,193
Loans for installment credit		5,737,458		38,700		—		5,776,158

		166,789,122		152,643,297		18,648,410		338,080,829

Proportion (%)		49.33		45.15		5.52		100.00
Less: Allowances for credit losses		(711,322)		(956,554)		(739,708)		(2,407,584)

	￦	166,077,800	￦	151,686,743	￦	17,908,702	￦	335,673,245

	December 31, 2020
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	175,062,187	￦	142,812,751	￦	—	￦	317,874,938
Loans in foreign currencies		3,092,630		16,159,722		—		19,252,352
Domestic import usance bills		—		2,152,059		—		2,152,059
Off-shore funding loans		—		1,203,737		—		1,203,737
Call loans		—		1,582,251		—		1,582,251
Bills bought in Korean won		—		1,620		—		1,620
Bills bought in foreign currencies		—		1,739,262		—		1,739,262
Guarantee payments under acceptances and guarantees		10		8,011		—		8,021
Credit card receivables in Korean won		—		—		18,734,560		18,734,560
Credit card receivables in foreign currencies		—		—		63,071		63,071
Bonds purchased under repurchase agreements		—		3,175,080		—		3,175,080
Privately placed bonds		—		1,154,162		—		1,154,162
Factored receivables		104		3		—		107
Lease receivables		1,105,001		335,582		—		1,440,583
Loans for installment credit		6,440,521		50,295		—		6,490,816

		185,700,453		170,374,535		18,797,631		374,872,619

Proportion (%)		49.54		45.45		5.01		100.00
Less: Allowances for credit losses		(910,088)		(1,671,098)		(701,495)		(3,282,681)

	￦	184,790,365	￦	168,703,437	￦	18,096,136	￦	371,589,938

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Beginning		Increase		Decrease		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	664,237	￦	387,420	￦	(406,352)	￦	—	￦	645,305
Others		119,780		56,030		(79,432)		—		96,378

		784,017		443,450		(485,784)		—		741,683

Deferred loan origination fees
Loans in Korean won		9,055		7,238		(7,693)		—		8,600
Others		21,836		3,415		(20,439)		1		4,813

		30,891		10,653		(28,132)		1		13,413

	￦	753,126	￦	432,797	￦	(457,652)	￦	(1)	￦	728,270

	2020
	Beginning		Increase		Decrease		Business combination		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	645,305	￦	502,044	￦	(473,392)	￦	—	￦	—	￦	673,957
Others[1]		96,378		53,345		(63,509)		9,376		—		95,590

		741,683		555,389		(536,901)		9,376		—		769,547

Deferred loan origination fees
Loans in Korean won		8,600		6,681		(6,133)		—		—		9,148
Others[2]		4,813		21,636		(26,396)		48,117		(4,098)		44,072

		13,413		28,317		(32,529)		48,117		(4,098)		53,220

	￦	728,270	￦	527,072	￦	(504,372)	￦	(38,741)	￦	4,098	￦	716,327

[1]	Includes deferred loan origination costs to credit card receivables, loans for installment credit and financial lease receivables.
[2]	Includes deferred loan origination fees to loans in foreign currencies from PT Bank Bukopin TBK and PRASAC Microfinance Institution Limited.

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	237,440	￦	215,743	￦	189,714	￦	214,312	￦	318,656	￦	722,875	￦	180,467	￦	290,025	￦	240,449
Transfer between stages
Transfer to 12-month expected credit losses		168,460		(167,957)		(503)		59,848		(46,312)		(13,536)		51,542		(50,627)		(915)
Transfer to lifetime expected credit losses		(144,590)		160,509		(15,919)		(53,696)		141,398		(87,702)		(23,537)		24,529		(992)
Impairment		(1,619)		(54,736)		56,355		(2,250)		(36,656)		38,906		(2,388)		(14,377)		16,765
Write-offs		(2)		24		(443,034)		—		2		(239,319)		—		—		(506,255)
Sales		(486)		(70)		(782)		—		—		(8,909)		—		—		—
Provision (reversal) for credit losses[1,2]		19,152		71,231		424,758		(3,540)		(89,234)		80,216		3,567		16,633		524,652
Others (exchange differences, etc.)		25		161		(2,552)		395		2,456		(40,924)		—		—		(9,830)

Ending	￦	278,380	￦	224,905	￦	208,037	￦	215,069	￦	290,310	￦	451,607	￦	209,651	￦	266,183	￦	263,874

	2020
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	278,380	￦	224,905	￦	208,037	￦	215,069	￦	290,310	￦	451,607	￦	209,651	￦	266,183	￦	263,874
Transfer between stages
Transfer to 12-month expected credit losses		123,666		(121,970)		(1,696)		119,723		(111,708)		(8,015)		48,959		(47,611)		(1,348)
Transfer to lifetime expected credit losses		(91,410)		182,076		(90,666)		(56,655)		146,690		(90,035)		(25,227)		26,379		(1,152)
Impairment		(3,301)		(131,852)		135,153		(3,365)		(48,773)		52,138		(2,273)		(13,657)		15,930
Write-offs		—		(5)		(460,734)		—		(1)		(321,583)		—		—		(502,275)
Sales		(1,561)		(99)		(1,131)		(8)		—		(21,069)		—		—		—
Provision (reversal) for credit losses[1,2,3]		49,459		78,413		428,220		(2,059)		113,335		180,162		(26,042)		2,925		496,162
Business combination		50,664		9,545		53,532		99,824		24,303		668,426		89		—		4,409
Others (exchange differences, etc.)		(2,092)		(435)		(5,010)		(3,747)		(3,219)		(19,570)		—		—		(13,481)

Ending	￦	403,805	￦	240,578	￦	265,705	￦	368,782	￦	410,937	￦	892,061	￦	205,157	￦	234,219	￦	262,119

[1]

Provision for credit losses in the consolidated statements of comprehensive income also include provision (reversal) for credit losses of due from financial institutions (Note 7.3), and provision (reversal) for credit losses of financial investments (Note 12.5), provision for credit losses of unused commitments and guarantees (Note 24.2), provision (reversal) for credit losses of financial guarantees contracts (Note 24.3), and provision (reversal) for credit losses of other financial assets (Note 19.2).

[2]	Includes ￦ 390,041 million and ￦ 379,179 million of collections from written-off loans for the years ended December 31, 2019 and 2020, respectively.
[3]

Includes additional provision of ￦ 43,777 million for industries and borrowers which are highly affected by COVID-19, ￦ 29,861 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) and ￦ 23,325 million due to expanding the scope of the loans subject to individual assessment for the year ended December 31, 2020.

The Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected; the balances of those loans are ￦ 11,264,785 million and ￦ 10,566,603 million as of December 31, 2019 and 2020, respectively.

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2019 and 2020, are as follows:

	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	293,296,370	￦	26,417,165	￦	2,097,749
Transfer between stages
Transfer to 12-month expected credit losses		54,530,173		(54,412,664)		(117,509)
Transfer to lifetime expected credit losses (non-impaired)		(57,514,696)		58,078,679		(563,983)
Transfer to lifetime expected credit losses (impaired)		(564,375)		(1,792,641)		2,357,016
Write-offs		(2)		26		(1,188,608)
Sales		(889,880)		(18,163)		(188,080)
Net increase (decrease) (execution, repayment and others)		27,519,419		(4,458,294)		(495,627)

Ending	￦	316,377,009	￦	23,814,108	￦	1,900,958

	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	316,377,009	￦	23,814,108	￦	1,900,958
Transfer between stages
Transfer to 12-month expected credit losses		26,751,021		(26,629,210)		(121,811)
Transfer to lifetime expected credit losses (non-impaired)		(33,475,491)		34,603,648		(1,128,157)
Transfer to lifetime expected credit losses (impaired)		(596,861)		(2,287,196)		2,884,057
Write-offs		—		(6)		(1,284,592)
Sales		(4,324,146)		(20,907)		(200,182)
Business combination		7,029,580		570,710		1,711,823
Net increase (decrease) (execution, repayment and others)		36,757,668		(1,546,945)		(334,731)

Ending	￦	348,518,780	￦	28,504,202	￦	3,427,365

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	￦	6,569,472	￦	9,315,317
Financial bonds		16,360,495		17,897,348
Corporate bonds		3,218,480		3,997,753
Asset-backed securities		124,898		236,130
Beneficiary certificates		12,375,326		14,200,802
Derivatives linked securities		3,623,648		2,218,502
Other debt securities		8,449,207		10,549,248
Equity securities:
Stocks		1,716,149		1,632,619
Other equity securities		387,694		459,694
Loans:
Privately placed bonds		265,499		212,021
Other loans		162,046		125,962
Due from financial institutions:
Other due from financial institutions		216,367		100,094
Others		79,805		89,965

	￦	53,549,086	￦	61,035,455

Financial Investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	￦	9,501,642	￦	14,735,340
Financial bonds		20,913,361		23,194,387
Corporate bonds		12,289,820		18,721,327
Asset-backed securities		832,160		1,795,840
Other debt securities		19,865		9,995
Equity securities:
Stocks		2,377,994		2,852,158
Equity investments		41,042		37,602
Other equity securities		85,069		185,139
Loans:
Privately placed bonds		375,098		265,426
Other loans		—		27,983

		46,436,051		61,825,197

Financial assets at amortized cost
Debt securities:
Government and public bonds		5,395,720		17,193,289
Financial bonds		8,157,428		5,678,949
Corporate bonds		7,536,805		8,181,961
Asset-backed securities		4,258,274		5,788,587
Other debt securities		—		30,392
Allowances for credit losses		(1,672)		(2,949)

		25,346,555		36,870,229

	￦	71,782,606	￦	98,695,426

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2019 and 2020, are as follows:

		2019				2020
		From the financial assets derecognized		From the remaining financial assets		From the financial assets derecognized		From the remaining financial assets
		(In millions of Korean won)
Equity securities measured at fair value through other comprehensive income
Stocks	Listed	￦	—	￦	26,121	￦	7,000	￦	11,843
	Unlisted		—		25,599		—		22,241
Equity investments			—		95		—		285
Other equity securities			—		2,953		—		3,755

		￦	—	￦	54,768	￦	7,000	￦	38,124

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2019 and 2020, are as follows:

		2019				2020
		Disposal price		Accumulated other comprehensive income as of disposal date		Disposal price		Accumulated other comprehensive income as of disposal date
		(In millions of Korean won)
Equity securities measured at fair value through other comprehensive income
Stocks	Listed	￦	18,342	￦	(25,652)	￦	516,883	￦	326,394
	Unlisted		1,671		169		13		13
Equity investments			—		—		3		3

		￦	20,013	￦	(25,483)	￦	516,899	￦	326,410

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018
	Provision		Reversal		Total
	(In millions of Korean won)
Securities measured at fair value through other comprehensive income	￦	860	￦	(873)	￦	(13)
Loans measured at fair value through other comprehensive income		963		(826)		137
Securities measured at amortized cost		296		(282)		14

	￦	2,119	￦	(1,981)	￦	138

	2019
	Provision		Reversal		Total
	(In millions of Korean won)
Securities measured at fair value through other comprehensive income	￦	1,537	￦	(1,144)	￦	393
Loans measured at fair value through other comprehensive income		170		(982)		(812)
Securities measured at amortized cost		216		(280)		(64)

	￦	1,923	￦	(2,406)	￦	(483)

	2020
	Provision		Reversal		Total
	(In millions of Korean won)
Securities measured at fair value through other comprehensive income	￦	4,297	￦	(229)	￦	4,068
Loans measured at fair value through other comprehensive income		202		(316)		(114)
Securities measured at amortized cost		1,916		(636)		1,280

	￦	6,415	￦	(1,181)	￦	5,234

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2019 and 2020, are as follows:

	2019
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	5,657	￦	192	￦	322
Transfer between stages
Transfer to 12-month expected credit losses		437		(188)		(249)
Transfer to lifetime expected credit losses		(669)		669		—
Sales		(329)		—		—
Provision (reversal) for credit losses		219		(702)		—
Others		55		29		(73)

Ending	￦	5,370	￦	—	￦	—

	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	5,370	￦	—	￦	—
Transfer between stages
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(589)		—		—
Provision for credit losses		5,195		39		—
Others		(68)		—		73

Ending	￦	9,908	￦	39	￦	73

13. Investments in Associates and Joint Ventures

13.1 Investments in associates and joint ventures as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1[1]	15.19	￦	1,137	￦	1,705	￦	1,705	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		138,013		136,168	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund[2]	66.66		20,000		18,988		18,988	Investment finance	Korea
KB Star Office Private Real Estate Investment Trust No.1	21.05		20,000		19,839		19,839	Investment finance	Korea
PT Bank Bukopin TBK	22.00		116,422		115,321		121,381	Banking and foreign exchange transaction	Indonesia
Balhae Infrastructure Company[1]	12.61		105,214		101,391		101,391	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		19,998		23,016		23,016	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		17,736		12,725	Installment loan	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(14,746)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	29.33		440		10		125	Research, consulting and big data	Korea
Paycoms Co., Ltd.[3]	11.70		800		17		45	System software publishing	Korea
Food Factory Co., Ltd.[4]	22.22		1,000		398		1,000	Farm product distribution industry	Korea
KBSP Private Equity Fund No.4[1]	14.95		6,100		5,904		5,904	Investment finance	Korea
KB Private Equity Fund No.3[1]	15.69		8,000		7,754		7,754	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		5,991		5,991	Credit information	Korea
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	25.00		12,970		13,616		13,616	Investment finance	Korea
Keystone-Hyundai Securities No.1 Private Equity Fund[1]	4.49		1,908		1,625		1,625	Investment finance	Korea
KB Social Impact Investment Fund	30.00		1,500		1,465		1,465	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33		42,697		45,021		45,718	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		7,500		6,847		6,847	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund[2]	56.00		19,824		19,731		19,731	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[2]	42.55		21,250		20,504		19,752	Investment finance	Korea
KB-SJ Tourism Venture Fund[1]	18.52		3,000		2,761		2,761	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		961		961	Investment	Korea
KB-Stonebridge Secondary Private Equity Fund[1]	14.56		5,215		4,944		4,944	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1	37.69		1,667		1,295		1,295	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29		450		417		417	Investment finance	Korea
APRO Co., Ltd.[1]	15.19		1,500		2,565		2,790	Manufacture of electric power storage system	Korea
GH Real Estate I LP	42.00		17,678		19,042		19,042	Asset management	Guernsey
Others			2,505		2,243		1,244

		￦	577,113	￦	584,374	￦	598,240

	December 31, 2020
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1[1]	15.19	￦	551	￦	1,279	￦	1,279	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		142,799		141,359	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund[2]	66.66		13,601		16,042		16,042	Investment finance	Korea
KB Star Office Private Real Estate Investment Trust No.1	21.05		20,000		20,413		20,066	Investment finance	Korea
Balhae Infrastructure Company[1]	12.61		106,107		106,624		106,624	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		17,113		21,351		21,348	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		18,713		16,144	Installment loan	Korea
Incheon Bridge Co., Ltd.[1]	14.99		9,158		(18,100)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	25.14		440		(5)		—	Research, consulting and big data	Korea
Paycoms Co., Ltd.[3]	11.70		800		72		198	System software publishing	Korea
Food Factory Co., Ltd.[4]	22.22		1,000		632		1,281	Farm product distribution industry	Korea
KBSP Private Equity Fund No.4[1]	14.95		6,100		5,950		5,950	Investment finance	Korea
KB Private Equity Fund No.3[1]	15.69		—		94		94	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		7,153		7,153	Credit information	Korea
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	25.00		9,739		9,845		9,845	Investment finance	Korea
Keystone-Hyundai Securities No.1 Private Equity Fund[1]	4.49		1,908		1,556		1,556	Investment finance	Korea
KB Social Impact Investment Fund	30.00		3,000		2,874		2,874	Investment finance	Korea
KB-Solidus Global Healthcare Fund	43.33		48,677		45,516		46,213	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		10,375		12,895		12,895	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund[2]	56.00		16,576		17,630		17,630	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund[2]	42.55		26,050		27,513		26,763	Investment finance	Korea
KB-SJ Tourism Venture Fund[1]	18.52		4,500		4,133		4,133	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		960		960	Investment	Korea
KB-Stonebridge Secondary Private Equity Fund[1]	14.56		14,308		16,636		16,636	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1	37.69		5,795		5,049		5,049	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	44.29		17,416		16,999		16,999	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,711		9,711	Investment finance	Korea
All Together Korea Fund No.2	99.99		10,000		10,023		10,023	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund[1]	12.00		5,700		5,611		5,611	Asset management	Korea
JR GLOBAL REIT	26.07		215,854		215,854		215,854	Real estate management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		2,151		2,151	System software publishing	Korea
December & Company Inc.[1]	17.63		24,849		24,402		24,402	System software publishing	Korea
2020 KB Fintech Renaissance Fund[1]	5.05		550		547		547	Investment finance	Korea
KB Material and Parts No.1 PEF[1]	14.47		3,400		3,371		3,371	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		—		—		—	Investment finance	Korea
Others			2,475		1,004		674

		￦	737,672	￦	757,297	￦	771,435

[1]

As of December 31, 2019 and 2020, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]

In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

[3]	The ownership of Paycoms Co., Ltd. would be 22.96% and 22.96% as of December 31, 2019 and 2020, respectively, considering the potential voting rights from convertible bond.
[4]	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of December 31, 2019 and 2020, respectively, considering the potential voting rights from convertible bond.

In accordance with IAS No.28 Investments in Associates and Joint Ventures, the Group has applied exemption of equity method for 28 companies including Rainist Co., Ltd., and recognized them as financial assets at fair value through profit or loss.

Although the Group holds more than 20% of ownership, the entities that the Group has a limited influence on due to the trust agreement on related activities, bankruptcy and rehabilitation procedures have been excluded from the investment in associates by limited influence

13.2 Condensed financial information, adjustments to the carrying amount and dividend from major investments in associates and joint ventures as of December 31, 2019 and 2020, and for the years ended December 31, 2019 and 2020, are as follows:

	December 31, 2019*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consoli- dated carrying amount
	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	11,237	￦	20	￦	8,690	￦	11,217	￦	1,705	￦	—	￦	1,705
KB GwS Private Securities Investment Trust		522,865		741		425,814		522,124		138,013		(1,845)		136,168
KB-KDBC Pre-IPO New Technology Business Investment Fund		29,086		603		30,000		28,483		18,988		—		18,988
KB Star Office Private Real Estate Investment Trust No.1		218,611		122,465		95,000		96,146		19,839		—		19,839
PT Bank Bukopin TBK		8,148,013		7,623,829		106,536		524,184		115,321		6,060		121,381
Balhae Infrastructure Company		806,218		1,854		834,695		804,364		101,391		—		101,391
Aju Good Technology Venture Fund		60,675		828		52,000		59,847		23,016		—		23,016
SY Auto Capital Co., Ltd.		88,611		52,415		20,000		36,196		17,736		(5,011)		12,725
Incheon Bridge Co., Ltd.		609,194		707,563		61,096		(98,369)		(14,746)		14,746		—
Big Dipper Co., Ltd.		370		336		1,500		34		10		115		125
APRO Co., Ltd.		47,164		30,281		2,468		16,883		2,565		225		2,790
Paycoms Co., Ltd.		1,763		1,620		855		143		17		28		45
Food Factory Co., Ltd.		5,587		3,797		450		1,790		398		602		1,000
KBSP Private Equity Fund No.4		39,492		2		40,800		39,490		5,904		—		5,904
KB Private Equity Fund No.3		49,437		4		51,000		49,433		7,754		—		7,754
Korea Credit Bureau Co., Ltd.		96,855		30,289		10,000		66,566		5,991		—		5,991
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		55,524		1,063		51,880		54,461		13,616		—		13,616
Keystone-Hyundai Securities No.1 Private Equity Fund		187,156		153,842		42,837		33,314		1,625		—		1,625
KB Social Impact Investment Fund		4,885		3		5,000		4,882		1,465		—		1,465
KB-Solidus Global Healthcare Fund		103,896		5		61,800		103,891		45,021		697		45,718
POSCO-KB Shipbuilding Fund		21,916		4		24,000		21,912		6,847		—		6,847
GH Real Estate I LP		45,340		61		42,093		45,279		19,042		—		19,042
KB-TS Technology Venture Private Equity Fund		36,445		1,212		35,400		35,233		19,731		—		19,731
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		48,369		185		51,700		48,184		20,504		(752)		19,752
KB-SJ Tourism Venture Fund		14,914		4		16,200		14,910		2,761		—		2,761
UNION Media Commerce Fund		3,318		4		3,450		3,314		961		—		961
KB-Stonebridge Secondary Private Equity Fund		34,450		507		35,805		33,943		4,944		—		4,944
KB SPROTT Renewable Private Equity Fund No.1		3,686		249		9,640		3,437		1,295		—		1,295
KB-UTC Inno-Tech Venture Fund		1,016		75		1,016		941		417		—		417

	2019*
	Operating revenue		Net profit (loss)		Other comprehensive income		Total comprehensive income (loss)		Dividends
	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	3,225	￦	2,452	￦	—	￦	2,452	￦	—
KB GwS Private Securities Investment Trust		42,503		41,524		—		41,524		9,297
KB-KDBC Pre-IPO New Technology Business Investment Fund		371		(638)		—		(638)		—
KB Star Office Private Real Estate Investment Trust No.1		14,455		6,004		—		6,004		—
PT Bank Bukopin TBK		721,169		(5,612)		45,780		40,168		—
Balhae Infrastructure Company		62,113		(3,153)		—		(3,153)		6,855
Aju Good Technology Venture Fund		9,288		7,734		—		7,734		—
SY Auto Capital Co., Ltd.		20,394		5,292		(215)		5,077		—
Incheon Bridge Co., Ltd.		107,178		9,127		—		9,127		—
Big Dipper Co., Ltd.		598		(532)		—		(532)		—
APRO Co., Ltd.		47,725		7,702		—		7,702		—
Paycoms Co., Ltd.		262		(343)		—		(343)		—
Food Factory Co., Ltd.		6,807		664		—		664		—
KBSP Private Equity Fund No.4		39		(1,304)		—		(1,304)		—
KB Private Equity Fund No.3		—		(485)		—		(485)		—
Korea Credit Bureau Co., Ltd.		91,200		1,480		—		1,480		135
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		4,077		(3,911)		—		(3,911)		—
Keystone-Hyundai Securities No.1 Private Equity Fund		18,342		(572)		—		(572)		—
KB Social Impact Investment Fund		8		(118)		—		(118)		—
KB-Solidus Global Healthcare Fund		13,085		8,708		—		8,708		—
POSCO-KB Shipbuilding Fund		1,000		(371)		—		(371)		—
GH Real Estate I LP		5,043		3,698		565		4,263		—
KB-TS Technology Venture Private Equity Fund		1,643		632		—		632		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		138		(3,355)		—		(3,355)		—
KB-SJ Tourism Venture Fund		—		(673)		—		(673)		—
UNION Media Commerce Fund		—		(3)		—		(3)		—
KB-Stonebridge Secondary Private Equity Fund		346		(1,856)		—		(1,856)		—
KB SPROTT Renewable Private Equity Fund No.1		1		(986)		—		(986)		—
KB-UTC Inno-Tech Venture Fund		—		(75)		—		(75)		—

	December 31, 2020*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	8,423	￦	3	￦	5,940	￦	8,420	￦	1,279	￦	—	￦	1,279
KB GwS Private Securities Investment Trust		534,764		741		425,814		534,023		142,799		(1,440)		141,359
KB-KDBC Pre-IPO New Technology Business Investment Fund		24,655		592		20,400		24,063		16,042		—		16,042
KB Star Office Private Real Estate Investment Trust No.1		231,018		122,298		95,000		108,720		20,413		(347)		20,066
Balhae Infrastructure Company		847,758		1,870		841,784		845,888		106,624		—		106,624
Aju Good Technology Venture Fund		57,776		2,265		44,500		55,511		21,351		(3)		21,348
SY Auto Capital Co., Ltd.		89,462		51,272		20,000		38,190		18,713		(2,569)		16,144
Incheon Bridge Co., Ltd.		579,386		700,133		61,096		(120,747)		(18,100)		18,100		—
Big Dipper Co., Ltd.		285		306		1,750		(21)		(5)		5		—
Paycoms Co., Ltd.		2,690		2,073		855		617		72		126		198
Food Factory Co., Ltd.		7,613		4,767		450		2,846		632		649		1,281
KBSP Private Equity Fund No.4		39,795		—		40,800		39,795		5,950		—		5,950
KB Private Equity Fund No.3		1,132		533		—		599		94		—		94
Korea Credit Bureau Co., Ltd.		117,077		37,599		10,000		79,478		7,153		—		7,153
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		42,585		3,205		38,960		39,380		9,845		—		9,845
Keystone-Hyundai Securities No.1 Private Equity Fund		178,848		132,123		42,837		46,725		1,556		—		1,556
KB Social Impact Investment Fund		9,585		4		10,000		9,581		2,874		—		2,874
KB-Solidus Global Healthcare Fund		106,215		1,179		75,600		105,036		45,516		697		46,213
POSCO-KB Shipbuilding Fund		41,807		541		33,200		41,266		12,895		—		12,895
KB-TS Technology Venture Private Equity Fund		34,972		3,490		29,600		31,482		17,630		—		17,630
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		64,968		313		62,980		64,655		27,513		(750)		26,763
KB-SJ Tourism Venture Fund		22,327		6		24,300		22,321		4,133		—		4,133
UNION Media Commerce Fund		3,318		7		3,450		3,311		960		—		960
KB-Stonebridge Secondary Private Equity Fund		114,712		496		98,235		114,216		16,636		—		16,636
KB SPROTT Renewable Private Equity Fund No.1		13,896		497		15,376		13,399		5,049		—		5,049
KB-UTC Inno-Tech Venture Fund		38,585		207		39,319		38,378		16,999		—		16,999
WJ Private Equity Fund No.1		36,197		170		37,100		36,027		9,711		—		9,711
All Together Korea Fund No.2		10,025		1		10,001		10,024		10,023		—		10,023
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		47,607		850		47,500		46,757		5,611		—		5,611
JR GLOBAL REIT		1,859,214		1,043,068		165,600		816,146		215,854		—		215,854
Project Vanilla Co., Ltd.		4,445		132		5,000		4,313		2,151		—		2,151
December & Company Inc.		68,173		3,305		35,441		64,868		24,402		—		24,402
2020 KB Fintech Renaissance Fund		10,841		5		10,900		10,836		547		—		547
KB Material and Parts No.1 PEF		23,296		—		23,500		23,296		3,371		—		3,371
FineKB Private Equity Fund No.1		—		77		—		(77)		—		—		—

	2020*
	Operating revenue		Net profit (loss)		Other comprehensive income		Total comprehensive income (loss)		Dividends
	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	1,942	￦	1,053	￦	—	￦	1,053	￦	—
KB GwS Private Securities Investment Trust		48,501		47,520		—		47,520		9,525
KB-KDBC Pre-IPO New Technology Business Investment Fund		5,151		4,421		—		4,421		—
KB Star Office Private Real Estate Investment Trust No.1		2,392		1,076		—		1,076		—
Balhae Infrastructure Company		63,781		89,757		—		89,757		6,973
Aju Good Technology Venture Fund		8,685		2,815		—		2,815		—
SY Auto Capital Co., Ltd.		17,404		2,057		(49)		2,008		—
Incheon Bridge Co., Ltd.		70,345		(23,200)		—		(23,200)		—
Big Dipper Co., Ltd.		942		(305)		—		(305)		—
Paycoms Co., Ltd.		1,391		505		—		505		—
Food Factory Co., Ltd.		9,282		407		—		407		—
KBSP Private Equity Fund No.4		2		306		—		306		—
KB Private Equity Fund No.3		—		15,442		—		15,442		2,082
Korea Credit Bureau Co., Ltd.		107,810		13,391		—		13,391		89
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		1,629		626		—		626		—
Keystone-Hyundai Securities No.1 Private Equity Fund		16,586		(1,536)		—		(1,536)		—
KB Social Impact Investment Fund		8		(301)		—		(301)		—
KB-Solidus Global Healthcare Fund		6,435		(12,655)		—		(12,655)		—
POSCO-KB Shipbuilding Fund		12,842		10,154		—		10,154		—
KB-TS Technology Venture Private Equity Fund		5,342		4,051		—		4,051		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		5,257		3,013		—		3,013		—
KB-SJ Tourism Venture Fund		—		(689)		—		(689)		—
UNION Media Commerce Fund		—		(3)		—		(3)		—
KB-Stonebridge Secondary Private Equity Fund		20,068		17,842		—		17,842		—
KB SPROTT Renewable Private Equity Fund No.1		1		(991)		—		(991)		—
KB-UTC Inno-Tech Venture Fund		—		(866)		—		(866)		—
WJ Private Equity Fund No.1		2		(1,073)		—		(1,073)		—
All Together Korea Fund No.2		187		150		—		150		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		2,901		(743)		—		(743)		—
JR GLOBAL REIT		—		—		—		—		—
Project Vanilla Co., Ltd.		—		(611)		—		(611)		—
December & Company Inc.		756		(2,469)		—		(2,469)		—
2020 KB Fintech Renaissance Fund		1		(64)		—		(64)		—
KB Material and Parts No.1 PEF		—		(204)		—		(204)		—
FineKB Private Equity Fund No.1		—		(77)		—		(77)		—

*

The condensed financial information of the associates and joint ventures is adjusted to reflect adjustments made by the Group, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2019 and 2020, are as follows:

	2019[1]
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income		Impairment loss		Ending
	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	1,649	￦	—	￦	(317)	￦	—	￦	373	￦	—	￦	—	￦	1,705
KB GwS Private Securities Investment Trust		134,362		—		—		(9,297)		11,103		—		—		136,168
KB-KDBC Pre-IPO New Technology Business Investment Fund		14,594		5,000		—		—		(606)		—		—		18,988
KB Star Office Private Real Estate Investment Trust No.1		19,839		—		—		—		—		—		—		19,839
PT Bank Bukopin TBK[2]		113,932		—		—		—		(1,236)		10,408		(1,723)		121,381
Balhae Infrastructure Company		108,050		592		—		(6,855)		(396)		—		—		101,391
Aju Good Technology Venture Fund		18,134		1,960		—		—		2,922		—		—		23,016
SY Auto Capital Co., Ltd.		10,672		—		—		—		2,158		(105)		—		12,725
Big Dipper Co., Ltd.		280		—		—		—		(155)		—		—		125
APRO Co., Ltd.		1,403		—		—		—		1,386		1		—		2,790
Paycoms Co., Ltd.		103		—		—		—		(58)		—		—		45
Food Factory Co., Ltd.		928		—		—		—		72		—		—		1,000
KBSP Private Equity Fund No.4		—		6,100		—		—		(196)		—		—		5,904
KB Private Equity Fund No.3		7,830		—		—		—		(76)		—		—		7,754
Korea Credit Bureau Co., Ltd.		5,941		—		—		(135)		185		—		—		5,991
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		14,601		—		—		—		(985)		—		—		13,616
Keystone-Hyundai Securities No.1 Private Equity Fund		1,581		66		—		—		(26)		4		—		1,625
KB Social Impact Investment Fund		—		1,500		—		—		(35)		—		—		1,465
KB-Solidus Global Healthcare Fund		—		42,697		—		—		3,021		—		—		45,718
POSCO-KB Shipbuilding Fund		4,463		2,500		—		—		(116)		—		—		6,847
GH Real Estate I LP		17,252		—		—		—		1,553		237		—		19,042
KB-TS Technology Venture Private Equity Fund		13,777		7,440		(1,840)		—		269		85		—		19,731
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		7,930		13,250		—		—		(1,428)		—		—		19,752
KB-SJ Tourism Venture Fund		1,386		1,500		—		—		(125)		—		—		2,761
UNION Media Commerce Fund		962		—		—		—		(1)		—		—		961
KB-Stonebridge Secondary Private Equity Fund		—		7,070		(1,855)		—		(271)		—		—		4,944
KB SPROTT Renewable Private Equity Fund No.1		—		1,667		—		—		(372)		—		—		1,295
KB-UTC Inno-Tech Venture Fund		—		450		—		—		(33)		—		—		417
Others		5,263		408		(4,463)		—		667		212		(843)		1,244

	￦	504,932	￦	92,200	￦	(8,475)	￦	(16,287)	￦	17,594	￦	10,842	￦	(2,566)	￦	598,240

	2020[1]
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income		Ending
	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	1,705	￦	—	￦	(586)	￦	—	￦	160	￦	—	￦	1,279
KB GwS Private Securities Investment Trust		136,168		—		—		(9,525)		14,716		—		141,359
KB-KDBC Pre-IPO New Technology Business Investment Fund		18,988		—		(6,399)		—		3,453		—		16,042
KB Star Office Private Real Estate Investment Trust No.1		19,839		—		—		—		227		—		20,066
PT Bank Bukopin TBK[2]		121,381		43,909		(54,069)		—		(107,258)		(3,963)		—
Balhae Infrastructure Company		101,391		893		—		(6,973)		11,313		—		106,624
Aju Good Technology Venture Fund		23,016		—		(2,885)		—		1,217		—		21,348
SY Auto Capital Co., Ltd.		12,725		—		—		—		3,422		(3)		16,144
Incheon Bridge Co., Ltd.		—		—		—		—		—		—		—
Big Dipper Co., Ltd.		125		—		—		—		(125)		—		—
Paycoms Co., Ltd.		45		—		—		—		153		—		198
Food Factory Co., Ltd.		1,000		—		—		—		247		34		1,281
KBSP Private Equity Fund No.4		5,904		—		—		—		46		—		5,950
KB Private Equity Fund No.3		7,754		—		(8,000)		(2,082)		2,422		—		94
Korea Credit Bureau Co., Ltd.		5,991		—		—		(89)		1,251		—		7,153
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		13,616		—		(3,231)		—		(540)		—		9,845
Keystone-Hyundai Securities No.1 Private Equity Fund		1,625		—		—		—		(69)		—		1,556
KB Social Impact Investment Fund		1,465		1,500		—		—		(91)		—		2,874
KB-Solidus Global Healthcare Fund		45,718		10,920		(4,940)		—		(5,485)		—		46,213
POSCO-KB Shipbuilding Fund		6,847		5,000		(2,125)		—		3,173		—		12,895
KB-TS Technology Venture Private Equity Fund		19,731		2,240		(5,488)		—		1,232		(85)		17,630
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		19,752		8,000		(3,200)		—		2,211		—		26,763
KB-SJ Tourism Venture Fund		2,761		1,500		—		—		(128)		—		4,133
UNION Media Commerce Fund		961		—		—		—		(1)		—		960
KB-Stonebridge Secondary Private Equity Fund		4,944		9,093		—		—		2,599		—		16,636
KB SPROTT Renewable Private Equity Fund No.1		1,295		4,128		—		—		(374)		—		5,049
KB-UTC Inno-Tech Venture Fund		417		16,966		—		—		(384)		—		16,999
WJ Private Equity Fund No.1		—		10,000		—		—		(289)		—		9,711
All Together Korea Fund No.2		—		100,000		(90,000)		—		150		(127)		10,023
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		—		5,700		—		—		(89)		—		5,611
JR GLOBAL REIT		—		219,493		(3,639)		—		—		—		215,854
Project Vanilla Co., Ltd.		—		2,450		—		—		(299)		—		2,151
December & Company Inc.		—		30,000		(5,151)		—		(447)		—		24,402
2020 KB Fintech Renaissance Fund		—		550		—		—		(3)		—		547
KB Material and Parts No.1 PEF		—		3,400		—		—		(29)		—		3,371
FineKB Private Equity Fund No.1		—		—		—		—		—		—		—
Others		23,076		40,000		(61,862)		—		(899)		359		674

	￦	598,240	￦	515,742	￦	(251,575)	￦	(18,669)	￦	(68,518)	￦	(3,785)	￦	771,435

[1]	Gains on disposal of investments in associates and joint ventures amount to ￦ 1,423 million ￦ 24,768 million for the years ended December 31, 2019 and 2020, respectively.
[2]	The investment was reclassified to subsidiaries from associates for the year ended December 31, 2020 due to additional share purchase.

13.4 Unrecognized share of losses in investments in associates and joint ventures due to discontinuation of applying the equity method for the years ended December 31, 2019 and 2020 and accumulated amount as of December 31, 2019 and 2020, are as follows:

	Unrecognized losses (gains)				Accumulated unrecognized losses
	2019		2020		December 31, 2019		December 31, 2020
	(In millions of Korean won)
Doosung Metal Co., Ltd.	￦	46	￦	—	￦	65	￦	65
Incheon Bridge Co., Ltd.		(1,944)		3,354		14,746		18,100
Jungdong Steel Co., Ltd.		—		—		489		489
DPAPS Co., Ltd.		14		19		339		358
Shinla Construction Co., Ltd.		—		—		183		183
Jaeyang Industry Co., Ltd.		—		—		30		30
Terra Corporation		—		—		14		14
Jungdo Co., Ltd.		—		151		161		312
Jinseung Tech Co., Ltd.		18		—		21		21
Korea NM Tech Co., Ltd.		—		—		28		28
Chongil Machine & Tools Co., Ltd.		19		—		19		19
SKYDIGITAL INC.		106		—		106		106
Imt Technology Co., Ltd.		—		3		—		3
Jo Yang Industrial Co., Ltd.		—		96		—		96
IDTECK Co., Ltd.		—		216		—		216

	￦	(1,741)	￦	3,839	￦	16,201	￦	20,040

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,431,812	￦	—	￦	(1,018)	￦	2,430,794
Buildings		2,265,929		(757,147)		(5,859)		1,502,923
Leasehold improvements		865,531		(749,407)		—		116,124
Equipment and vehicles		1,867,739		(1,487,386)		—		380,353
Construction in-progress		86,303		—		—		86,303
Right-of-use assets		854,327		(302,269)		(1,178)		550,880

	￦	8,371,641	￦	(3,296,209)	￦	(8,055)	￦	5,067,377

	December 31, 2020
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,611,604	￦	—	￦	(1,018)	￦	2,610,586
Buildings		2,607,957		(830,516)		(5,859)		1,771,582
Leasehold improvements		929,120		(833,293)		—		95,827
Equipment and vehicles		2,040,100		(1,699,442)		—		340,658
Construction in-progress		44,190		—		—		44,190
Right-of-use assets		1,094,876		(524,165)		—		570,711

	￦	9,327,847	￦	(3,887,416)	￦	(6,877)	￦	5,433,554

14.1.2 Changes in property and equipment for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Beginning		Acquisition		Transfer[1]		Disposal		Depreciation[2]		Business Combination		Others		Ending
	(In millions of Korean won)
Land	￦	2,432,041	￦	7,334	￦	(3,957)	￦	(4,907)	￦	—	￦	—	￦	283	￦	2,430,794
Buildings		1,330,211		10,908		220,535		(9,964)		(55,669)		—		6,902		1,502,923
Leasehold improvements		122,309		13,398		58,645		(338)		(77,948)		—		58		116,124
Equipment and vehicles		280,624		283,896		(4)		(526)		(183,900)		—		263		380,353
Construction in-progress		88,618		293,204		(288,136)		—		—		—		(7,383)		86,303
Right-of-use assets		589,188		379,934		19		(153,034)		(281,404)		—		16,177		550,880

	￦	4,842,991	￦	988,674	￦	(12,898)	￦	(168,769)	￦	(598,921)	￦	—	￦	16,300	￦	5,067,377

	2020
	Beginning		Acquisition		Transfer[1]		Disposal		Depreciation2		Business Combination		Others		Ending
	(In millions of Korean won)
Land	￦	2,430,794	￦	6,475	￦	(116,264)	￦	(2,578)	￦	—	￦	295,421	￦	(3,262)	￦	2,610,586
Buildings		1,502,923		43,592		190,917		(4,442)		(61,339)		100,984		(1,053)		1,771,582
Leasehold improvements		116,124		13,348		34,596		(574)		(73,394)		5,087		640		95,827
Equipment and vehicles		380,353		161,515		3,705		(1,990)		(221,697)		19,873		(1,101)		340,658
Construction in-progress		86,303		229,927		(291,336)		—		—		20,022		(726)		44,190
Right-of-use assets		550,880		426,405		53		(203,376)		(272,686)		55,656		13,779		570,711

	￦	5,067,377	￦	881,262	￦	(178,329)	￦	(212,960)	￦	(629,116)	￦	497,043	￦	8,277	￦	5,433,554

[1]	Includes transfers with investment properties and assets held for sale.
[2]	Includes depreciation expenses amounting to ￦ 111 million and ￦ 123 million recorded as other operating expenses for the years ended December 31, 2019 and 2020, respectively.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2019 and 2020, are as follows:

	2019

	Beginning		Impairment		Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses of property and equipment	￦	(6,877)	￦	—	￦	—	￦	—	￦	(6,877)
Accumulated impairment losses of right-of-use assets		—		(1,178)		—		—		(1,178)

	￦	(6,877)	￦	(1,178)	￦	—	￦	—	￦	(8,055)

	2020
	Beginning		Impairment		Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses of property and equipment	￦	(6,877)	￦	(12)	￦	—	￦	12	￦	(6,877)
Accumulated impairment losses of right-of-use assets		(1,178)		—		—		1,178		—

	￦	(8,055)	￦	(12)	￦	—	￦	1,190	￦	(6,877)

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	1,537,240	￦	—	￦	—	￦	1,537,240
Buildings		1,463,736		(172,988)		—		1,290,748

	￦	3,000,976	￦	(172,988)	￦	—	￦	2,827,988

	December 31, 2020
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	1,568,508	￦	—	￦	(410)	￦	1,568,098
Buildings		1,092,737		(122,833)		(4,463)		965,441

	￦	2,661,245	￦	(122,833)	￦	(4,873)	￦	2,533,539

14.2.2 Valuation techniques and inputs that are used to measure the fair value of investment properties as of December 31, 2020, are as follows:

December 31, 2020
	Fair value	Valuation techniques	Inputs
(In millions of Korean won)
Land and buildings	￦ 92,128	Cost approach method	- Price per square meter - Replacement cost
	1,141,121	Market comparison method	- Price per square meter
	1,248,604	Cash flow approach	- Prospective rental market growth rate - Period of vacancy - Rental rate - Discount rate and others
	230,800	Income approach	- Discount rate - Capitalization rate - Vacancy rate

Fair value of the investment properties amounts to ￦ 3,032,726 million and ￦ 2,712,653 million as of December 31, 2019 and 2020, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per fair value hierarchy in Note 6.1.2, fair value hierarchy of all investment properties has been classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2019 and 2020, amounts to ￦ 129,944 million and ￦ 157,652 million, respectively.

14.2.3 Changes in investment properties for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Beginning		Acquisition		Transfer		Disposal		Depreciation		Others		Ending
	(In millions of Korean won)
Land	￦	972,562	￦	580,255	￦	(3,374)	￦	(13,318)	￦	—	￦	1,115	￦	1,537,240
Buildings		1,147,249		225,833		(8,861)		(50,780)		(36,877)		14,184		1,290,748

	￦	2,119,811	￦	806,088	￦	(12,235)	￦	(64,098)	￦	(36,877)	￦	15,299	￦	2,827,988

	2020
	Beginning		Acquisition		Transfer		Disposal		Depreciation		Business combination		Others		Ending
	(In millions of Korean won)
Land	￦	1,537,240	￦	34,529	￦	61,383	￦	(167,015)	￦	—	￦	106,944	￦	(4,983)	￦	1,568,098
Buildings		1,290,748		18,667		37,694		(378,332)		(38,717)		42,169		(6,788)		965,441

	￦	2,827,988	￦	53,196	￦	99,077	￦	(545,347)	￦	(38,717)	￦	149,113	￦	(11,771)	￦	2,533,539

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
	(In millions of Korean won)
Goodwill	￦	346,314	￦	—	￦	(70,517)	￦	(56)	￦	275,741
Other intangible assets		4,420,371		(1,926,647)		(31,652)		—		2,462,072

	￦	4,766,685	￦	(1,926,647)	￦	(102,169)	￦	(56)	￦	2,737,813

	December 31, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
	(In millions of Korean won)
Goodwill	￦	887,259	￦	—	￦	(70,517)	￦	(53,160)	￦	763,582
Other intangible assets		4,928,003		(2,304,188)		(36,264)		—		2,587,551

	￦	5,815,262	￦	(2,304,188)	￦	(106,781)	￦	(53,160)	￦	3,351,133

15.2 Details of goodwill as of December 31, 2019 and 2020, are as follows:

	December 31, 2019				December 31, 2020
	Acquisition cost		Carrying amount *		Acquisition cost		Carrying amount *
	(In millions of Korean won)
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		—		1,202		—
KB Securities Co., Ltd.		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company		13,092		12,987		13,092		12,234
KB Daehan Specialized Bank Plc.		1,515		1,564		1,515		1,470
PRASAC Microfinance Institution Plc.		—		—		396,942		356,570
PT Sunindo Kookmin Best Finance		—		—		2,963		2,963
PT Bank Bukopin TBK		—		—		89,220		80,002
PT. KB Finansia Multi Finance		—		—		51,820		49,153

	￦	346,314	￦	275,741	￦	887,259	￦	763,582

*	Includes the effect of exchange differences etc.

15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Beginning	Impairment		Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of goodwill	￦ (70,517)	￦	—	￦	—	￦ (70,517)

	2020
	Beginning	Impairment		Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of goodwill	￦ (70,517)	￦	—	￦	—	￦ (70,517)

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2020 are as follows:

		December 31, 2020
		Carrying amount of goodwill		Recoverable amount exceeding carrying amount		Discount rate (%)	Permanent growth rate (%)
		(In millions of Korean won)
Housing & Commercial Bank	Retail banking	￦	49,315	￦	1,595,304	17.46	1.00
	Corporate banking		15,973		955,540	17.63	1.00
	KB Securities Co., Ltd.		58,889		11,340	21.46	1.00
	KB Capital Co., Ltd.		79,609		424,933	17.39	1.00
	KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		57,404		443,778	13.80	1.00
	KB Securities Vietnam Joint Stock Company		12,234		10,262	23.61	1.00
	KB Daehan Specialized Bank Plc.		1,470		9,299	25.77	1.00
	PRASAC Microfinance Institution Plc.		356,570		111,425	24.50	3.00
	PT Sunindo Kookmin Best Finance		2,963		1,909	15.47	0.00
	PT. KB Finansia Multi Finance		49,153		28,990	16.19	3.00

		￦	683,580	￦	3,592,780

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment.

The Group recognized goodwill amounting to ￦ 65,288 million from the merger of Housing & Commercial Bank, the amounts of ￦ 49,315 million and ￦ 15,973 million were allocated to the retail banking and corporate banking, respectively.

And the goodwill of ￦ 356,570 million arising from the acquisition of PRASAC Microfinance Institution Plc. was allocated to microfinance unit.

Cash-generating units to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows of retail banking and corporate banking after projection period are estimated on the assumption that the future cash flows will increase by 1.0% per year. The key assumptions used for the estimation of the future cash flows are estimated based on the market size and the Group’s market share.

The future cash flows PRASAC Microfinance Institution Plc. after five years are estimated on the assumption that the future cash flows will increase by 3.0% per year. The key assumptions used for the estimation of the future cash flows are the GDP growth rate of Cambodia, the market size and the recent growth rate of PRASAC Microfinance Institution Plc. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the cash-generating unit.

The Group acquired a 67% stake in PT Bank Bukopin TBK with the acquisition date of September 2, 2020, and the goodwill recognized due to the business combination is ￦ 80,002 million as of December 31, 2020. The Group conducts an impairment test annually and whenever there is an indication of impairment, and no indication of impairment has been observed as of December 31, 2020.

15.5 Details of intangible assets other than goodwill as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	5,802	￦	(2,930)	￦	(19)	￦	2,853
Software		1,428,655		(1,055,136)		—		373,519
Other intangible assets		555,424		(257,274)		(31,633)		266,517
Value of Business Acquired (VOBA)		2,395,290		(585,805)		—		1,809,485
Right-of-use assets		35,200		(25,502)		—		9,698

	￦	4,420,371	￦	(1,926,647)	￦	(31,652)	￦	2,462,072

	December 31, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	6,222	￦	(2,936)	￦	(940)	￦	2,346
Software		1,800,686		(1,225,173)		(2,326)		573,187
Other intangible assets		690,665		(285,893)		(32,998)		371,774
Value of Business Acquired (VOBA)		2,395,291		(759,672)		—		1,635,619
Right-of-use assets		35,139		(30,514)		—		4,625

	￦	4,928,003	￦	(2,304,188)	￦	(36,264)	￦	2,587,551

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Beginning		Acquisition & transfer		Disposal		Amortization[1]		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	4,497	￦	174	￦	(1,160)	￦	(658)	￦	—	￦	2,853
Software		204,505		274,583		—		(105,228)		(341)		373,519
Other intangible assets[2]		248,611		59,776		(13,534)		(33,590)		5,254		266,517
Value of Business Acquired (VOBA)		2,001,945		—		—		(192,460)		—		1,809,485
Right-of-use assets		21,063		1,010		—		(9,893)		(2,482)		9,698

	￦	2,480,621	￦	335,543	￦	(14,694)	￦	(341,829)	￦	2,431	￦	2,462,072

	2020
	Beginning		Acquisition & transfer		Disposal		Amortization[1]		Business combination		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	2,853	￦	116	￦	(147)	￦	(476)	￦	—	￦	—	￦	2,346
Software		373,519		340,045		(4,444)		(153,876)		18,252		(309)		573,187
Other intangible assets[2]		266,517		63,743		(9,527)		(47,948)		106,445		(7,456)		371,774
Value of Business Acquired (VOBA)		1,809,485		—		—		(173,866)		—		—		1,635,619
Right-of-use assets		9,698		—		—		(5,026)		—		(47)		4,625

	￦	2,462,072	￦	403,904	￦	(14,118)	￦	(381,192)	￦	124,697	￦	(7,812)	￦	2,587,551

[1]	Includes ￦ 193,085 million and ￦ 173,992 million recorded as insurance expenses and other operating expenses for the years ended December 31, 2019 and 2020, respectively.
[2]

Impairment losses for membership right of other intangible asset with indefinite useful life was recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment losses was recognized when its recoverable amount is higher than its carrying amount.

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses of other intangible assets	￦ (45,017)	￦ (1,578)	￦	6,859	￦	8,084	￦ (31,652)

	2020
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses of other intangible assets	￦ (31,652)	￦ (9,312)	￦	3,669	￦	1,031	￦ (36,264)

16. Lease

16.1 The Group as a Lessee

16.1.1 Amounts recognized in the consolidated statements of financial position related to lease as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Right-of-use property and equipment*
Real estate	￦	518,795	￦	537,392
Vehicles		13,542		16,218
Others		18,543		17,101

		550,880		570,711

Right-of-use intangible assets*		9,698		4,626

	￦	560,578	￦	575,337

Lease liabilities*	￦	544,439	￦	559,113

*	Included in property and equipment, intangible assets and other liabilities.

16.1.2 Amounts recognized in the consolidated statements of comprehensive income related to lease for the years ended December 31, 2019 and 2020, are as follows:

	2019		2020
	(In millions of Korean won)
Depreciation and amortization of right-of-use assets
Real estate	￦	251,465	￦	246,058
Vehicles		19,594		15,286
Others		10,345		11,342
Intangible assets		9,893		5,026

	￦	291,297	￦	277,712

Interest expenses on the lease liabilities	￦	12,720	￦	13,492
Expense relating to short-term lease		2,209		6,169
Expense relating to leases of low-value assets that are not short-term lease		5,416		7,130
Expense relating to variable lease payments not included in lease liabilities (included in administrative expenses)		15		438

Total cash outflow for lease for the years ended December 31, 2019 and 2020 was ￦ 228,312 million and ￦ 245,151 million, respectively.

16.2 The Group as a Lessor

16.2.1 The Group as a finance lessor

16.2.1.1 Total lease investment and the present value of minimum lease payments as of December 31, 2019 and 2020, are as follows:

	December 31, 2019				December 31, 2020
	Total lease investment		Present value of minimum lease payment		Total lease investment		Present value of minimum lease payment
	(In millions of Korean won)
Up to 1 year	￦	654,104	￦	367,937	￦	579,968	￦	354,588
1-5 years		1,085,208		569,939		958,125		551,777
Over 5 years		773		748		—		—

	￦	1,740,085	￦	938,624	￦	1,538,093	￦	906,365

16.2.1.2 Unearned interest income on finance lease as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Total lease investment	￦	1,740,085	￦	1,538,093
Net lease investment
Present value of minimum lease payments		938,624		906,365
Present value of non-guaranteed residual value		639,075		496,969

		1,577,699		1,403,334

Unearned interest income	￦	162,386	￦	134,759

16.2.2 The Group as an operating lessor

Future minimum lease receipts arising from the non-cancellable lease contracts as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Minimum lease receipts
Up to 1 year	￦	577,490	￦	792,935
1-5 years		1,432,354		1,727,498
Over 5 years		682,165		84,733

	￦	2,692,009	￦	2,605,166

16.3 The Group as an operating lessee for the year ended December 31, 2018

The lease payment reflected in profit or loss for the year ended December 31, 2018, is as follows:

	2018
	(In millions of Korean won)
Minimum lease payment	￦	221,305
Sublease payment		(1,804)

Total	￦	219,501

17. Deferred Income Tax Assets and Liabilities

17.1 Details of deferred income tax assets and liabilities as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	115,500	￦	—	￦	115,500
Allowances for credit losses		451		(3,266)		(2,815)
Impairment losses of property and equipment		4,396		(1,952)		2,444
Share-based payments		18,002		—		18,002
Provisions for acceptances and guarantees		20,959		—		20,959
Gains or losses on valuation of derivatives		51,160		(158,604)		(107,444)
Present value discount		8,244		(4,201)		4,043
Gains or losses on fair value hedge		12,123		—		12,123
Accrued interest		—		(110,359)		(110,359)
Deferred loan origination fees and costs		531		(199,000)		(198,469)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		549		(329,331)		(328,782)
Investments in subsidiaries and others		35,306		(105,470)		(70,164)
Gains or losses on valuation of security investment		39,949		(265,934)		(225,985)
Defined benefit liabilities		557,423		—		557,423
Accrued expenses		249,999		—		249,999
Retirement insurance expense		—		(489,602)		(489,602)
Adjustments to the prepaid contributions		—		(22,897)		(22,897)
Derivative-linked securities		131,259		(34,635)		96,624
Others		469,540		(762,633)		(293,093)

		1,715,391		(2,489,587)		(774,196)

Offsetting of deferred income tax assets and liabilities		(1,711,794)		1,711,794		—

	￦	3,597	￦	(777,793)	￦	(774,196)

	December 31, 2020
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	149,259	￦	—	￦	149,259
Allowances for credit losses		26,496		(3,356)		23,140
Impairment losses of property and equipment		3,992		(1,889)		2,103
Share-based payments		17,718		—		17,718
Provisions for acceptances and guarantees		17,046		—		17,046
Gains or losses on valuation of derivatives		20,645		(223,482)		(202,837)
Present value discount		17,058		(3,041)		14,017
Gains or losses on fair value hedge		21,060		—		21,060
Accrued interest		—		(125,835)		(125,835)
Deferred loan origination fees and costs		7,224		(226,821)		(219,597)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		338		(319,698)		(319,360)
Investments in subsidiaries and others		38,164		(111,589)		(73,425)
Gains or losses on valuation of security investment		73,857		(1,232,689)		(1,158,832)
Defined benefit liabilities		606,146		—		606,146
Accrued expenses		334,900		—		334,900
Retirement insurance expense		—		(541,317)		(541,317)
Adjustments to the prepaid contributions		—		(28,261)		(28,261)
Derivative-linked securities		78,202		(30,881)		47,321
Others*		1,081,691		(740,462)		341,229

		2,493,796		(3,591,024)		(1,097,228)

Offsetting of deferred income tax assets and liabilities		(2,428,738)		2,428,738		—

	￦	65,058	￦	(1,162,286)	￦	(1,097,228)

*	Includes PPA amount from acquisition of Prudential Life Insurance Company of Korea Ltd. and KB Insurance Co., Ltd., and others.

17.2 Unrecognized Deferred Income Tax Assets

17.2.1 No deferred income tax assets have been recognized for the deductible temporary difference of ￦ 242,875 million associated with investments in subsidiaries and associates as of December 31, 2020, because it is not probable that the temporary differences will be reversed in the foreseeable future.

17.2.2 No deferred income tax assets have been recognized for deductible temporary differences of ￦ 75,831 million associated with others, as of December 31, 2020, due to the uncertainty that these will be realized in the future.

17.3 Unrecognized Deferred Income Tax Liabilities

17.3.1 No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦ 260,739 million associated with investment in subsidiaries and associates as of December 31, 2020, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

17.3.2 No deferred income tax liabilities have been recognized as of December 31, 2020, for the taxable temporary difference of ￦ 65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

17.4 Changes in cumulative temporary differences for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Gains or losses on fair value hedge	￦	—	￦	—	￦	44,085	￦	44,085
Other provisions		411,903		411,747		424,227		424,383
Allowances for credit losses		12,481		16,160		5,697		2,018
Impairment losses on property and equipment		21,927		21,402		15,460		15,985
Deferred loan origination fees and costs		1,841		1,841		1,930		1,930
Share-based payments		60,071		52,475		55,496		63,092
Provisions for acceptance and guarantees		73,809		73,809		76,214		76,214
Gains or losses on valuation of derivatives		503,277		503,277		186,035		186,035
Present value discount		24,593		24,347		29,732		29,978
Investments in subsidiaries and others		184,870		47,217		47,727		185,380
Gains or losses on valuation of security investment		269,731		264,318		130,823		136,236
Defined benefit liabilities		1,977,430		200,827		384,616		2,161,219
Accrued expenses		993,906		994,326		912,019		911,599
Derivative-linked securities		13,679		13,679		477,307		477,307
Others		1,290,065		600,750		979,710		1,669,025

		5,839,583		3,226,175		3,771,078		6,384,486

Unrecognized deferred income tax assets:
Other provisions		3,416						4,788
Investments in subsidiaries and others		73,764						67,645
Others		120,704						125,158

		5,641,699						6,186,895
Tax rate (%)		27.5						27.5

Total deferred income tax assets	￦	1,562,537					￦	1,715,391

Taxable temporary differences
Gains or losses on fair value hedge	￦	(94,085)	￦	(94,085)	￦	—	￦	—
Accrued interest		(411,487)		(362,627)		(352,477)		(401,337)
Allowances for credit losses		(238)		(238)		(11,877)		(11,877)
Impairment losses on property and equipment		(4,457)		(212)		82		(4,163)
Deferred loan origination fees and costs		(727,528)		(727,528)		(752,178)		(752,178)
Advanced depreciation provision		(6,192)		—		—		(6,192)
Gains or losses on valuation of derivatives		(49,036)		(49,036)		(576,743)		(576,743)
Present value discount		(8,656)		(8,656)		(15,278)		(15,278)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,201,992)		(52,470)		(48,044)		(1,197,566)
Investments in subsidiaries and others		(316,346)		(19,421)		(122,130)		(419,055)
Gains or losses on valuation of security investment		(601,496)		(594,206)		(899,500)		(906,790)
Retirement insurance expense		(1,611,475)		(153,528)		(317,793)		(1,775,740)
Adjustments to the prepaid contributions		(69,212)		(69,212)		(83,262)		(83,262)
Derivative-linked securities		(271,873)		(271,873)		(125,947)		(125,947)
Others		(2,098,159)		(2,917,318)		(3,613,007)		(2,793,848)

		(7,537,520)		(5,320,410)		(6,918,154)		(9,135,264)

Unrecognized deferred income tax liabilities:				—
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and others		(62,367)						(68,836)
Others		(588)						(1,247)

		(7,409,277)						(8,999,893)
Tax rate (%)		27.5						27.5

Total deferred income tax liabilities	￦	(2,050,913)					￦	(2,489,587)

	2020
	Beginning		Business combination		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Gains or losses on fair value hedge	￦	44,085	￦	—	￦	44,085	￦	76,583	￦	76,583
Other provisions		424,383		6,383		426,457		540,396		544,705
Allowances for credit losses		2,018		105,505		96,885		83,111		93,749
Impairment losses of property and equipment		15,985		—		9,658		8,189		14,516
Deferred loan origination fees and costs		1,930		35,863		15,098		3,574		26,269
Share-based payments		63,092		5		55,601		54,589		62,085
Provisions for acceptance and guarantees		76,214		—		76,214		61,984		61,984
Gains or losses on valuation of derivatives		186,035		5,201		191,236		76,238		76,238
Present value discount		29,978		—		29,732		61,783		62,029
Investments in subsidiaries and others		185,380		—		47,034		232,655		371,001
Gains or losses on valuation of security investment		136,236		—		136,070		251,524		251,690
Defined benefit liabilities		2,161,219		94,105		227,010		327,255		2,355,569
Accrued expenses		911,599		75,498		911,599		1,144,785		1,220,283
Derivative-linked securities		477,307		—		477,307		284,370		284,370
Others*		1,669,025		2,068,207		1,170,462		1,081,994		3,648,764

		6,384,486		2,390,767		3,914,448		4,289,030		9,149,835

Unrecognized deferred income tax assets:
Other provisions		4,788								3,054
Investments in subsidiaries and others		67,645								242,875
Others		125,158								75,831

		6,186,895								8,828,075
Tax rate (%)		27.5								27.5

Total deferred income tax assets	￦	1,715,391							￦	2,493,796

Taxable temporary differences
Accrued interest	￦	(401,337)	￦	(168,859)	￦	(394,255)	￦	(281,685)	￦	(457,626)
Allowances for credit losses		(11,877)		—		(11,877)		(12,203)		(12,203)
Impairment losses of property and equipment		(4,163)		—		(111)		117		(3,935)
Deferred loan origination fees and costs		(752,178)		—		(752,178)		(820,223)		(820,223)
Advanced depreciation provision		(6,192)		—		—		—		(6,192)
Gains or losses on valuation of derivatives		(576,743)		—		(576,743)		(812,662)		(812,662)
Present value discount		(15,278)		—		(15,278)		(10,916)		(10,916)
Goodwill from merger		(65,288)		—		—		—		(65,288)
Gains or losses on revaluation		(1,197,566)		—		(80,036)		(45,008)		(1,162,538)
Investments in subsidiaries and others		(419,055)		—		(70,188)		(297,809)		(646,676)
Gains or losses on valuation of security investment		(906,790)		(3,060,750)		(899,660)		(1,358,042)		(4,425,922)
Retirement insurance expense		(1,775,740)		(61,789)		(162,764)		(288,296)		(1,963,061)
Adjustments to the prepaid contributions		(83,262)		—		(83,262)		(102,768)		(102,768)
Derivative-linked securities		(125,947)		—		(125,947)		(112,293)		(112,293)
Others*		(2,793,848)		(1,613)		(1,644,815)		(1,555,740)		(2,706,386)

		(9,135,264)		(3,293,011)		(4,817,114)		(5,697,528)		(13,308,689)

Unrecognized deferred income tax liabilities:						—
Goodwill from merger		(65,288)								(65,288)
Investments in subsidiaries and others		(68,836)								(260,739)
Others		(1,247)								(1,042)

		(8,999,893)								(12,981,620)
Tax rate (%)		27.5								27.5

Total deferred income tax liabilities	￦	(2,489,587)							￦	(3,591,024)

*	Includes PPA amount from acquisition of Prudential Life Insurance Company of Korea Ltd. and KB Insurance Co., Ltd., and others.

18. Assets Held for Sale

18.1 Details of assets held for sale as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Acquisition cost*		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	14,542	￦	(1,530)	￦	13,012	￦	14,374
Buildings held for sale		11,391		(1,252)		10,139		12,396

	￦	25,933	￦	(2,782)	￦	23,151	￦	26,770

	December 31, 2020
	Acquisition cost*		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	80,740	￦	(16,169)	￦	64,571	￦	68,321
Buildings held for sale		152,426		(24,887)		127,539		134,247
Other assets held for sale		10,676		(5,059)		5,617		5,801

	￦	243,842	￦	(46,115)	￦	197,727	￦	208,369

*	Acquisition cost of buildings held for sale is net of accumulated depreciation before classified as assets held for sale.

18.2 Valuation techniques and inputs that are used to measure the fair value of assets held for sale as of December 31, 2020 are as follows:

	December 31, 2020
	Fair value		Valuation techniques[1]	Unobservable inputs[2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
	(In millions of Korean won)
Land and buildings	￦	208,369	Market comparison approach model	Adjustment index	0.68 ~ 1.95	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the time factor correction or local factors or individual factors.

Among assets held for sale, real estate was measured by independent appraisers with recent experience in evaluating similar properties in the area of the property to be assessed with professional qualifications. All of assets held for sale are classified as level 3 in accordance with fair value hierarchy in Note 6.1.2.

18.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Beginning	Provision	Reversal		Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of assets held for sale	￦ (8,150)	￦ (333)	￦	—	￦	5,701	￦ (2,782)

	2020
	Beginning	Provision	Reversal		Business combination	Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of assets held for sale	￦ (2,782)	￦ (11,593)	￦	—	￦ (45,433)	￦	13,693	￦ (46,115)

18.4 As of December 31, 2020, assets held for sale consist of 4 real estates of closed offices and 1,087 foreclosure assets on loans of PT Bank Bukopin TBK, which were determined to sell by the management, but not yet sold as of December 31, 2020. Negotiation with buyers is in process for the one closed office and the remaining 1,090 assets are also being actively marketed.

19. Other Assets

19.1 Details of other assets as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Other financial assets
Other receivables	￦	5,792,814	￦	10,628,272
Accrued income		1,659,182		1,726,651
Guarantee deposits		1,146,000		1,099,618
Domestic exchange settlement debits		531,356		722,616
Others		129,039		117,330
Allowances for credit losses		(104,629)		(119,762)
Present value discount		(6,703)		(7,036)

		9,147,059		14,167,689

Other non-financial assets
Other receivables		1,294		1,091
Prepaid expenses		198,893		254,152
Guarantee deposits		4,084		3,906
Insurance assets		1,662,016		2,376,679
Separate account assets		5,052,804		10,210,047
Others		2,173,693		3,158,993
Allowances for credit losses		(24,235)		(17,520)

		9,068,549		15,987,348

	￦	18,215,608	￦	30,155,037

19.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	106,275	￦	24,780	￦	131,055
Write-offs		(5,883)		(152)		(6,035)
Provision (reversal)		9,885		(393)		9,492
Others		(5,648)		—		(5,648)

Ending	￦	104,629	￦	24,235	￦	128,864

	2020
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	104,629	￦	24,235	￦	128,864
Write-offs		(6,517)		(8,503)		(15,020)
Provision		22,153		1,726		23,879
Business combination		7,946		59		8,005
Others		(8,449)		3		(8,446)

Ending	￦	119,762	￦	17,520	￦	137,282

20. Financial Liabilities at Fair Value through Profit or Loss

20.1 Details of financial liabilities at fair value through profit or loss, and financial liabilities designated at fair value through profit or loss as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Financial liabilities at fair value through profit or loss
Borrowed securities sold	￦	2,583,092	￦	1,934,735
Other		80,235		91,216

		2,663,327		2,025,951

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		12,704,826		9,784,107

		12,704,826		9,784,107

	￦	15,368,153	￦	11,810,058

20.2 Difference between the carrying amount and contractual cash flow amount of financial liabilities designated at fair value through profit or loss as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Contractual cash flow amount	￦	12,515,734	￦	9,583,186
Carrying amount		12,704,826		9,784,107

Difference	￦	(189,092)	￦	(200,921)

21. Deposits

Details of deposits as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Demand deposits
Demand deposits in Korean won	￦	127,790,349	￦	162,155,728
Demand deposits in foreign currencies		8,550,068		14,473,832

		136,340,417		176,629,560

Time deposits
Time deposits in Korean won		157,653,603		149,435,968

		157,653,603		149,435,968

Time deposits in foreign currencies		7,377,173		10,043,679
Fair value adjustments on fair value hedged time deposits in foreign currencies		(18,391)		2,089

		7,358,782		10,045,768

		165,012,385		159,481,736

Certificates of deposits		4,239,969		2,468,924

	￦	305,592,771	￦	338,580,220

22. Borrowings

22.1 Details of borrowings as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
General borrowings	￦	24,370,567	￦	32,312,859
Bonds sold under repurchase agreements and others		13,015,506		16,334,365
Call money		432,787		1,179,932

	￦	37,818,860	￦	49,827,156

22.2 Details of general borrowings as of December 31, 2019 and 2020, are as follows:

		Lenders	Annual interest rate (%)	December 31, 2019		December 31, 2020
				(In millions of Korean won)
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25	￦	2,649,851	￦	6,463,267
	Borrowings from the government	SEMAS and others	0.00 ~ 2.70		1,658,810		2,675,568
	Borrowings from banks	Shinhan Bank and others	1.55 ~ 3.01		116,160		137,952
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.20 ~ 4.74		1,982,242		2,203,702
	Other borrowings	The Korea Development Bank and others	0.00 ~ 5.20		8,022,921		9,717,382

					14,429,984		21,197,871

Borrowings in foreign currencies	Due to banks	Commonwealth Bank of Australia and others	—		4,682		292
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00 ~ 8.84		8,089,368		9,839,110
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	0.70 ~ 1.47		7,081		23,827
	Other borrowings	Bank of New York Mellon and others	0.00 ~ 2.80		1,839,452		1,251,759

					9,940,583		11,114,988

				￦	24,370,567	￦	32,312,859

22.3 Details of bonds sold under repurchase agreements and others as of December 31, 2019 and 2020, are as follows:

	Lenders	Annual interest rate (%)	December 31, 2019		December 31, 2020
			(In millions of Korean won)
Bonds sold under repurchase agreements	Individuals, groups and corporations	0.25~3.00	￦	13,011,121	￦	16,329,799
Bills sold	Counter sale	0.10~0.35		4,385		4,566

			￦	13,015,506	￦	16,334,365

22.4 Details of call money as of December 31, 2019 and 2020, are as follows:

	Lenders	Annual interest rate (%)	December 31, 2019		December 31, 2020
		(In millions of Korean won)
Call money in Korean won	The Export-Import Bank of Korea and others	0.48~0.85	￦	165,000	￦	510,000
Call money in foreign currencies	Central Bank of Uzbekistan and others	0.00~0.34		267,787		669,932

			￦	432,787	￦	1,179,932

23. Debentures

23.1 Details of debentures as of December 31, 2019 and 2020, are as follows:

	Annual interest rate (%)	December 31, 2019		December 31, 2020
		(In millions of Korean won)
Debentures in Korean won
Structured debentures	5.65 ~ 5.86	￦	33,310	￦	1,960
Exchangeable bonds*	0.00		—		240,000
Subordinated fixed rate debentures	2.02 ~ 4.35		3,386,590		4,834,407
Fixed rate debentures	0.00 ~ 3.50		40,596,755		47,229,619
Floating rate debentures	0.58 ~ 1.55		1,580,000		3,190,000

			45,596,655		55,495,986

Fair value adjustments of fair value hedged debentures in Korean won			21,070		(6,839)
Less: Discount on debentures in Korean won			(30,029)		(32,028)
Less: Adjustment for exchangeable rights in Korean won			—		(14,957)

			45,587,696		55,442,162

Debentures in foreign currencies
Floating rate debentures	0.58 ~ 1.51		2,227,607		2,232,938
Fixed rate debentures	0.05 ~ 13.50		3,094,196		5,030,580

			5,321,803		7,263,518

Fair value adjustments of fair value hedged debentures in foreign currencies			41,406		81,333
Less: Discount on debentures in foreign currencies			(15,322)		(26,326)

			5,347,887		7,318,525

		￦	50,935,583	￦	62,760,687

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rates of bonds under the same conditions without the exchangeable rights. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchangeable rights and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ￦ 48,000. Exercise period for exchangeable rights is from the 60th day from the issuance date to 10 days before the maturity date.

23.2 Changes in debentures based on face value for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Beginning		Issue		Repayment		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	34,320	￦	—	￦	(1,010)	￦	—	￦	33,310
Subordinated fixed rate debentures		3,437,729		—		(51,139)		—		3,386,590
Fixed rate debentures		43,466,085		91,960,041		(94,829,371)		—		40,596,755
Floating rate debentures		1,650,000		570,000		(640,000)		—		1,580,000

		48,588,134		92,530,041		(95,521,520)		—		45,596,655

Debentures in foreign currencies
Floating rate debentures		1,791,868		532,380		(33,199)		(63,442)		2,227,607
Fixed rate debentures		2,951,251		595,490		(590,950)		138,405		3,094,196

		4,743,119		1,127,870		(624,149)		74,963		5,321,803

	￦	53,331,253	￦	93,657,911	￦	(96,145,669)	￦	74,963	￦	50,918,458

	2020
	Beginning		Issue		Repayment		Business combination		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	33,310	￦	—	￦	(1,350)	￦	—	￦	(30,000)	￦	1,960
Exchangeable bonds		—		240,000		—		—		—		240,000
Subordinated fixed rate debentures		3,386,590		2,150,000		(702,183)		—		—		4,834,407
Fixed rate debentures		40,596,755		111,677,084		(105,044,220)		—		—		47,229,619
Floating rate debentures		1,580,000		2,010,000		(400,000)		—		—		3,190,000

		45,596,655		116,077,084		(106,147,753)		—		(30,000)		55,495,986

Debentures in foreign currencies
Floating rate debentures		2,227,607		823,478		(675,075)		—		(143,072)		2,232,938
Fixed rate debentures		3,094,196		2,909,967		(937,972)		277,087		(312,698)		5,030,580

		5,321,803		3,733,445		(1,613,047)		277,087		(455,770)		7,263,518

	￦	50,918,458	￦	119,810,529	￦	(107,760,800)	￦	277,087	￦	(485,770)	￦	62,759,504

24. Provisions

24.1 Details of provisions as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Provisions for credit losses of unused loan commitments	￦	208,148	￦	298,753
Provisions for credit losses of acceptances and guarantees		77,759		62,254
Provisions for credit losses of financial guarantee contracts		6,063		6,348
Provisions for restoration costs		120,340		151,696
Others		115,619		195,852

	￦	527,929	￦	714,903

24.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
	(In millions of Korean won)
Beginning	￦	132,876	￦	68,920	￦	8,881	￦	27,084	￦	30,109	￦	17,982
Transfer between stages
Transfer to 12-month expected credit losses		32,622		(31,408)		(1,214)		365		(365)		—
Transfer to lifetime expected credit losses		(16,932)		17,195		(263)		(975)		1,705		(729)
Impairment		(422)		(1,516)		1,938		(24)		(280)		304
Provision (reversal) for credit losses		(21,171)		18,036		45		(1,763)		4,584		(893)
Others (exchange differences, etc.)		324		237		—		274		259		122

Ending	￦	127,297	￦	71,464	￦	9,387	￦	24,961	￦	36,012	￦	16,786

24.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees for the years ended December 31, 2019 and 2020, are as follows: (cont’d)

	2020
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
	(In millions of Korean won)
Beginning	￦	127,297	￦	71,464	￦	9,387	￦	24,961	￦	36,012	￦	16,786
Transfer between stages
Transfer to 12-month expected credit losses		23,318		(21,694)		(1,624)		194		(191)		(3)
Transfer to lifetime expected credit losses		(13,431)		15,991		(2,560)		(486)		486		—
Impairment		(304)		(3,474)		3,778		(5)		(461)		466
Provision (reversal) for credit losses*		24,583		65,449		(412)		9,482		(20,389)		(2,734)
Business combination		19,426		—		—		—		—		—
Others (exchange differences, etc.)		(18,168)		(273)		—		(1,058)		(619)		(187)

Ending	￦	162,721	￦	127,463	￦	8,569	￦	33,088	￦	14,838	￦	14,328

*

Includes additional provision of ￦ 14,974 million for industries and borrowers which are highly affected by COVID-19, and ￦ 28,385 million due to expanding the scope of the loans subject to lifetime expected credit losses (non-impaired) for the year ended December 31, 2020.

24.3 Changes in provisions for credit losses of financial guarantee contracts for the years ended December 31, 2019 and 2020, are as follows:

	2019		2020
	(In millions of Korean won)
Beginning	￦	4,275	￦	6,063
Provision		1,865		280
Others		(77)		5

Ending	￦	6,063	￦	6,348

24.4 Changes in provisions for restoration costs for the years ended December 31, 2019 and 2020, are as follows:

	2019		2020
	(In millions of Korean won)
Beginning	￦	108,000	￦	120,340
Provision		7,037		14,192
Reversal		(7,178)		(2,010)
Used		(5,211)		(9,469)
Unwinding of discount		2,237		2,372
Effect of changes in discount rate		15,455		23,886
Business combination		—		2,385

Ending	￦	120,340	￦	151,696

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate were used to estimate the present value of estimated costs.

24.5 Changes in other provisions for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Membership rewards program		Dormant accounts		Litigations		Others*		Total
	(In millions of Korean won)
Beginning	￦	12,654	￦	4,377	￦	21,190	￦	89,511	￦	127,732
Increase		56,758		2,378		23,863		38,025		121,024
Decrease		(54,743)		(3,176)		(16,363)		(58,855)		(133,137)

Ending	￦	14,669	￦	3,579	￦	28,690	￦	68,681	￦	115,619

	2020
	Membership rewards program		Dormant accounts		Litigations		Others*		Total
	(In millions of Korean won)
Beginning	￦	14,669	￦	3,579	￦	28,690	￦	68,681	￦	115,619
Increase		76,138		2,607		19,186		89,361		187,292
Decrease		(71,306)		(3,179)		(9,725)		(28,173)		(112,383)
Business combination		—		—		2,366		2,958		5,324

Ending	￦	19,501	￦	3,007	￦	40,517	￦	132,827	￦	195,852

*	Provisions for incomplete sales of cardssurance are ￦ 2,532 million and ￦ 1,319 million, as of December 31, 2019 and 2020, respectively.

25. Net Defined Benefit Liabilities

25.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liability recognized in the consolidated statement of financial position is calculated by independent actuaries in accordance with actuarial valuation methods. The net defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	2,172,260	￦	(1,910,047)	￦	262,213
Current service cost		226,788		—		226,788
Past service cost		2,276		—		2,276
Interest expense (income)		48,795		(43,250)		5,545
Remeasurements:
Actuarial gains or losses by changes in demographic assumptions		(3,122)		—		(3,122)
Actuarial gains or losses by changes in financial assumptions		61,547		—		61,547
Actuarial gains or losses by experience adjustments		7,458		—		7,458
Return on plan assets (excluding amounts included in interest income)		—		11,116		11,116
Contributions by the Group		—		(288,420)		(288,420)
Payments from plans (benefit payments)		(141,820)		141,798		(22)
Payments from the Group		(32,556)		—		(32,556)
Transfer in		7,775		(7,425)		350
Transfer out		(7,517)		7,517		—
Effect of exchange differences		(2)		—		(2)
Others		(129)		1		(128)

Ending*	￦	2,341,753	￦	(2,088,710)	￦	253,043

	2020
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	2,341,753	￦	(2,088,710)	￦	253,043
Current service cost		232,147		—		232,147
Past service cost		3,269		—		3,269
Gains on settlement		(1,912)		—		(1,912)
Interest expense (income)		46,178		(41,435)		4,743
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(9,611)		—		(9,611)
Actuarial gains and losses by changes in financial assumptions		789		—		789
Actuarial gains and losses by experience adjustments		16,292		—		16,292
Return on plan assets (excluding amounts included in interest income)		—		6,308		6,308
Contributions by the Group		—		(268,918)		(268,918)
Contributions by the employees		—		(248)		(248)
Payments from plans (settlement)		(8,162)		8,162		—
Payments from plans (benefit payments)		(148,468)		144,546		(3,922)
Payments from the Group		(34,361)		—		(34,361)
Transfer in		9,673		(9,027)		646
Transfer out		(8,635)		8,635		—
Effect of exchange differences		(724)		5		(719)
Effect of business acquisition and disposal		110,080		(62,271)		47,809
Others		26		—		26

Ending*	￦	2,548,334	￦	(2,302,953)	￦	245,381

*

The net defined benefit liabilities of ￦ 253,043 million is calculated by subtracting ￦ 946 million net defined benefit assets from ￦ 253,989 million net defined benefit liabilities as of December 31, 2019. The net defined benefit liabilities of ￦ 245,381 million is calculated by subtracting ￦ 2,845 million net defined benefit assets from ￦ 248,226 million net defined benefit liabilities as of December 31, 2020.

25.3 Details of net defined benefit liabilities as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Present value of defined benefit obligation	￦	2,341,753	￦	2,548,334
Fair value of plan assets		(2,088,710)		(2,302,953)

Net defined benefit liabilities	￦	253,043	￦	245,381

25.4 Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Current service cost	￦	208,470	￦	226,788	￦	232,147
Past service cost		7,912		2,276		3,269
Net interest expenses on net defined benefit liabilities		3,833		5,545		4,743
Gains on settlement		(1,000)		—		(1,912)

Post-employment benefits *	￦	219,215	￦	234,609	￦	238,247

*

Includes post-employment benefits amounting to ￦ 2,575 million recognized as other operating expense and ￦ 121 million recognized as prepayment for the year ended December 31, 2019 and post-employment benefits amounting to ￦ 2,840 million recognized as other operating expense and ￦ 176 million recognized as prepayment for the year ended December 31, 2020.

25.5 Details of remeasurements of net defined benefit liabilities recognized as other comprehensive income (loss) for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	￦	(22,420)	￦	(11,116)	￦	(6,308)
Actuarial gains or losses		(167,973)		(65,883)		(7,470)
Income tax effects		52,377		21,172		3,792
Effect of exchange difference		—		—		(399)

Remeasurements after income tax	￦	(138,016)	￦	(55,827)	￦	(10,385)

25.6 Details of fair value of plan assets as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	2,087,861	￦	2,087,861
Investment fund		—		849		849

	￦	—	￦	2,088,710	￦	2,088,710

	December 31, 2020
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	2,299,500	￦	2,299,500
Derivative instruments		—		1,930		1,930
Investment fund		—		1,523		1,523

	￦	—	￦	2,302,953	￦	2,302,953

25.7 Details of key actuarial assumptions used as of December 31, 2019 and 2020, are as follows:

	December 31, 2019	December 31, 2020
Discount rate (%)	1.60~2.00	0.90~2.00
Salary increase rate (%)	0.00~7.50	0.00~7.50
Turnover (%)	0.00~50.00	0.00~50.00

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.

25.8 Sensitivity analysis results of significant actuarial assumptions as of December 31, 2020, are as follows:

	Changes in principal assumptions		Effect on net defined benefit obligation
			Increase in principal assumptions	Decrease in principal assumptions
Discount rate	0.5	%p	4.34% decrease	4.12% increase
Salary increase rate	0.5	%p	1.41% increase	6.41% decrease
Turnover	0.5	%p	0.94% decrease	0.39% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligations recognized in the consolidated statement of financial position.

25.9 Expected maturity analysis of undiscounted pension benefits (including expected future benefit) as of December 31, 2020 are as follows:

	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
	(In millions of Korean won)
Pension benefits*	￦	98,050	￦	182,432	￦	706,187	￦	1,415,615	￦	3,829,749	￦	6,232,033

*	Amount determined under the promotion compensation type defined contribution plan is excluded.

The weighted average duration of the defined benefit obligation is 1.0 ~ 11.5 years.

25.10 Expected contribution to plan assets for the next annual reporting period after December 31, 2020 is estimated to be ￦ 221,271 million.

26. Other Liabilities

Details of other liabilities as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Other financial liabilities
Other payables	￦	9,485,597	￦	14,247,067
Prepaid card and debit card payables		27,555		31,184
Accrued expenses		3,066,445		2,787,360
Financial guarantee liabilities		46,428		49,286
Deposits for letter of guarantees and others		862,968		1,103,876
Domestic exchange settlement credits		2,079,636		938,039
Foreign exchanges settlement credits		114,316		134,678
Borrowings from other business accounts		256		—
Due to trust accounts		5,216,460		7,542,955
Liabilities incurred from agency relationships		771,609		765,844
Account for agency businesses		407,475		400,507
Dividend payables		473		478
Lease liabilities		544,439		559,113
Others		5,930		51,901

		22,629,587		28,612,288

Other non-financial liabilities
Other payables		283,771		386,094
Unearned revenue		465,501		669,908
Accrued expenses		716,180		815,941
Deferred revenue on credit card points		206,188		211,815
Withholding taxes		158,992		180,092
Separate account liabilities		5,047,080		10,701,404
Others		229,960		226,481

		7,107,672		13,191,735

	￦	29,737,259	￦	41,804,023

27. Equity

27.1 Share Capital

Details of share capital as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
Type of share	Ordinary share		Ordinary share
	(In millions of Korean won and in number of shares)
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	￦	5,000	￦	5,000
Number of issued shares		415,807,920		415,807,920
Share capital	￦	2,090,558	￦	2,090,558

Changes in outstanding shares for the years ended December 31, 2019 and 2020, are as follows:

	2019	2020
	(In number of shares)
Beginning	395,551,297	389,634,335
Increase	—	—
Decrease	(5,916,962)	—

Ending	389,634,335	389,634,335

27.2 Hybrid Securities

Details of hybrid securities classified as equity as of December 31, 2019 and 2020, are as follows:

	Issuance date	Maturity	Interest rate (%)	December 31, 2019	December 31, 2020
				(In millions of Korean won)
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	￦349,309	￦349,309
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44	49,896	49,896
The 2-1st Hybrid securities	May 8, 2020	Perpetual bond	3.30	—	324,099
The 2-2nd Hybrid securities	May 8, 2020	Perpetual bond	3.43	—	74,812
The 3-1st Hybrid securities	July 14, 2020	Perpetual bond	3.17	—	369,099
The 3-2nd Hybrid securities	July 14, 2020	Perpetual bond	3.38	—	29,922
The 4-1st Hybrid securities	Oct 20, 2020	Perpetual bond	3.00	—	433,996
The 4-2nd Hybrid securities	Oct 20, 2020	Perpetual bond	3.28	—	64,855

				￦399,205	￦1,695,988

The above hybrid securities are early redeemable by the Group after 5 or 10 years from the issuance date. On the other hand, hybrid securities of ￦ 574,580 million issued by Kookmin Bank are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

27.3 Capital Surplus

Details of capital surplus as of December 31, 2019 and 2020, are as follows

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Paid-in capital in excess of par value	￦	13,190,274	￦	13,190,274
Loss on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,413,835		4,002,714
Consideration for exchangeable rights		—		11,933

	￦	17,122,777	￦	16,723,589

27.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(290,228)	￦	(300,324)
Exchange differences on translating foreign operations		31,793		(131,113)
Net gains on financial instruments at fair value through other comprehensive income		487,331		717,230
Share of other comprehensive income (loss) of associates and joint ventures		3,318		(3,529)
Losses on cash flow hedging instruments		(27,333)		(28,597)
Gains (losses) on hedging instruments of net investments in foreign operations		(41,992)		22,277
Other comprehensive income arising from separate account		18,381		8,698
Fair value changes on financial liabilities designated at fair value due to own credit risk		(20,326)		(11,507)
Net gains on overlay approach adjustment		187,077		339,202

	￦	348,021	￦	612,337

27.5 Retained Earnings

Details of retained earnings as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020[2]
	(In millions of Korean won)
Legal reserves[1]	￦	482,807	￦	557,405
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		18,244,738		20,977,987

	￦	19,709,545	￦	22,517,392

[1]

With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

[2]	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ￦ 3,587,439 million as of December 31, 2020.

27.6 Treasury Shares

Changes in treasury shares for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Beginning		Acquisition		Disposal		Ending
	(In millions of Korean won and in number of shares)
Number of treasury shares		22,560,240		5,916,962		(2,303,617)		26,173,585
Carrying amount	￦	968,549	￦	267,639	￦	(100,000)	￦	1,136,188

	2020
	Beginning		Acquisition		Disposal		Ending
	(In millions of Korean won and in number of shares)
Number of treasury shares*		26,173,585		—		—		26,173,585
Carrying amount	￦	1,136,188	￦	—	￦	—	￦	1,136,188

*	5,000,000 treasury shares are deposited at the Korea Securities Depository for issuing exchangeable bonds.

28. Net Interest Income

Details of interest income, expense and net interest income for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Interest income
Due from financial institutions measured at fair value through profit or loss	￦	9,236	￦	2,685	￦	649
Securities measured at fair value through profit or loss		713,058		668,377		647,840
Loans measured at fair value through profit or loss		26,066		33,001		10,876
Securities measured at fair value through other comprehensive income		718,327		774,864		719,434
Loans measured at fair value through other comprehensive income		2,373		14,708		7,899
Due from financial institutions measured at amortized cost		109,155		150,635		92,155
Securities measured at amortized cost		604,709		599,519		627,201
Loans measured at amortized cost		11,431,359		12,247,493		12,177,822
Others		120,286		147,905		201,871

		13,734,569		14,639,187		14,485,747

Interest expenses
Deposits		3,041,739		3,481,121		2,916,794
Borrowings		544,562		596,425		572,946
Debentures		1,148,729		1,240,566		1,186,310
Others		94,611		124,288		87,423

		4,829,641		5,442,400		4,763,473

Net interest income	￦	8,904,928	￦	9,196,787	￦	9,722,274

Interest income recognized on impaired loans is ￦48,974 million, ￦ 54,033 million and ￦ 56,606 million for the years ended December 31, 2018, 2019 and 2020, respectively.

29. Net Fee and Commission Income

Details of fee and commission income, expense and net fee and commission income for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Fee and commission income
Banking activity fees	￦	208,443	￦	214,512	￦	189,100
Lending activity fees		74,340		83,916		91,663
Credit card and debit card related fees		1,360,515		1,316,636		1,378,450
Agent activity fees		149,585		172,211		196,518
Trust and other fiduciary fees		363,767		388,352		331,827
Fund management related fees		132,657		153,798		154,612
Acceptances and guarantees fees		44,104		48,122		54,108
Foreign currency related fees		124,201		134,145		173,313
Securities agency fees		167,071		145,846		172,097
Other business account commission on consignment		36,947		36,813		40,461
Commissions received on securities business		518,309		445,987		793,278
Lease fees		246,537		428,195		636,301
Others		291,244		310,714		315,296

		3,717,720		3,879,247		4,527,024

Fee and commission expense
Trading activity related fees*		31,889		28,869		38,497
Lending activity fees		25,734		26,040		33,444
Credit card and debit card related fees		907,831		892,391		848,823
Outsourcing related fees		164,594		190,312		216,962
Foreign currency related fees		43,053		42,902		49,435
Others		301,243		343,729		380,924

		1,474,344		1,524,243		1,568,085

Net fee and commission income	￦	2,243,376	￦	2,355,004	￦	2,958,939

*	Fees from financial instruments at fair value through profit or loss.

30. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

30.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income and gains or losses arising from changes in fair values, sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities	￦	1,544,892	￦	1,613,946	￦	2,061,505
Equity securities		571,404		428,646		725,072

		2,116,296		2,042,592		2,786,577

Derivatives held for trading
Interest rate		2,328,576		2,685,998		2,632,246
Currency		3,764,985		5,251,597		8,335,594
Stock or stock index		1,383,446		2,612,422		2,808,284
Credit		38,461		41,548		28,434
Commodity		8,285		15,240		18,097
Other		92,947		212,731		231,901

		7,616,700		10,819,536		14,054,556

Financial liabilities at fair value through profit or loss		72,410		46,750		28,160
Other financial instruments		22		5,811		689

		9,805,428		12,914,689		16,869,982

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt securities		850,129		752,999		1,040,285
Equity securities		475,968		315,743		444,554

		1,326,097		1,068,742		1,484,839

Derivatives held for trading
Interest rate		2,610,305		2,758,205		2,687,114
Currency		3,499,356		5,118,095		8,191,456
Stock or stock index		1,626,007		1,585,086		2,558,205
Credit		36,747		42,172		19,213
Commodity		10,456		9,437		21,797
Other		117,741		190,979		253,406

		7,900,612		9,703,974		13,731,191

Financial liabilities at fair value through profit or loss		134,287		94,426		153,227
Other financial instruments		60		5,704		116

		9,361,056		10,872,846		15,369,373

Net gains on financial instruments at fair value through profit or loss	￦	444,372	￦	2,041,843	￦	1,500,609

30.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss

Net gains or losses on financial instruments designated at fair value through profit or loss include dividend income and gains or losses arising from changes in fair values, sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	￦	667,508	￦	555,749	￦	654,045

		667,508		555,749		654,045

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		760,577		1,953,720		1,143,288

		760,577		1,953,720		1,143,288

Net losses on financial instruments designated at fair value through profit or loss	￦	(93,069)	￦	(1,397,971)	￦	(489,243)

31. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Other operating income
Gains related to financial instruments at fair value through other comprehensive income
Gains on redemption of financial instruments at fair value through other comprehensive income	￦	259	￦	796	￦	351
Gains on disposal of financial instruments at fair value through other comprehensive income		134,875		222,371		304,217

		135,134		223,167		304,568

Gains related to financial assets at amortized cost
Gains on sale of loans measured at amortized cost		46,877		80,746		180,038
Gains on disposal of securities measured at amortized cost		—		—		229

		46,877		80,746		180,267

Gains on foreign exchange transactions		1,600,161		2,183,703		3,634,987
Dividend income		83,930		54,768		45,125
Others		260,709		321,244		591,798

		2,126,811		2,863,628		4,756,745

Other operating expenses
Losses related to financial instruments at fair value through other comprehensive income
Losses on redemption of financial instruments at fair value through other comprehensive income		17		—		320
Losses on disposal of financial instruments at fair value through other comprehensive income		35,864		16,975		19,159

		35,881		16,975		19,479

Losses related to financial assets at amortized cost
Losses on sale of loans measured at amortized cost		9,006		19,439		16,061
Losses on disposal of securities measured at amortized cost		—		—		6,513

		9,006		19,439		22,574

Losses on foreign exchanges transactions		1,539,837		1,970,294		3,530,618
Others		1,672,123		1,920,244		2,684,004

		3,256,847		3,926,952		6,256,675

Net other operating expenses	￦	(1,130,036)	￦	(1,063,324)	￦	(1,499,930)

32. General and Administrative Expenses

32.1 Details of general and administrative expenses for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Employee Benefits
Salaries and short-term employee benefits—salaries	￦	2,512,945	￦	2,557,821	￦	2,789,201
Salaries and short-term employee benefits—others		870,356		848,421		871,014
Post-employment benefits—defined benefit plans		217,085		231,913		235,231
Post-employment benefits—defined contribution plans		21,056		27,924		37,328
Termination benefits		242,010		239,790		361,098
Share-based payments		10,930		49,418		49,364

		3,874,382		3,955,287		4,343,236

Depreciation and amortization		408,771		784,431		874,911

Other general and administrative expenses
Rental expense		361,344		109,745		116,325
Tax and dues		214,683		238,670		260,071
Communication		46,661		48,749		53,596
Electricity and utilities		28,823		29,161		32,298
Publication		16,018		15,136		13,988
Repairs and maintenance		22,432		23,947		32,448
Vehicle		12,495		11,537		14,314
Travel		19,393		21,452		12,251
Training		30,310		31,451		27,610
Service fees		210,081		227,631		238,787
Electronic data processing expenses		189,007		258,456		280,773
Advertising		217,244		228,826		236,618
Others		266,868		286,538		295,926

		1,635,359		1,531,299		1,615,005

	￦	5,918,512	￦	6,271,017	￦	6,833,152

32.2 Share-based Payments

32.2.1 Stock grants

The Group changed the scheme of share-based payments from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2020, are as follows:

	Grant date	Number of granted shares[1]	Vesting conditions[2]
		(In number of shares)
KB Financial Group Inc.
Series 21	Jan. 01, 2019	25,172	Services fulfillment, market performance[3] 0~30% and non-market performance[4] 70~100%
Series 22	Apr. 01, 2019	3,226	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 23	May 27, 2019	1,436	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 24	Jul. 17, 2019	8,195	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 25	Jan. 01, 2020	57,367	Services fulfillment, market performance[3] 0~30% and non-market performance[4] 70%~100%
Series 26	Mar. 18, 2020	430	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 27	Jun. 15, 2020	187	Services fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 28	Nov. 21, 2020	68,135	Services fulfillment, market performance[3] 35% and non-market performance[5] 65%
Deferred grant	2015	7,674	Satisfied
	2016	8,705	Satisfied
	2017	17,983	Satisfied
	2018	5,960	Satisfied
	2019	24,533	Satisfied
	2020	28,134	Satisfied

		257,137

Kookmin Bank
Series 75	Jan. 01, 2019	154,996	Services fulfillment, market performance[3] 0~50% and non-market performance[4] 50~100%
Series 76	Apr. 01, 2019	5,380	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 77	May 27, 2019	4,468	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Series 78	Nov. 21, 2019	36,443	Services fulfillment, market performance[3] 30% and non-market performance[6] 70%
Series 79	Jan. 01, 2020	241,609	Services fulfillment, market performance[3] 0~50% and non-market performance[4] 50~100%
Series 80	Mar. 01, 2020	7,711	Services fulfillment, market performance[3] 30~50% and non-market performance[4] 50~70%
Deferred grant	2015	2,759	Satisfied
	2016	19,109	Satisfied
	2017	47,863	Satisfied
	2018	65,514	Satisfied
	2019	98,194	Satisfied

		684,046

	Grant date	Number of granted shares[1]	Vesting conditions[2]
		(In number of shares)
Other subsidiaries
Stock granted in 2010	—	106	Services fulfillment, market performance[3] 10~50% and non-market performance[4], 50~90%
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	622
Stock granted in 2014	—	1,028
Stock granted in 2015	—	3,323
Stock granted in 2016	—	9,103
Stock granted in 2017	—	36,814
Stock granted in 2018	—	120,266
Stock granted in 2019	—	331,688
Stock granted in 2020	—	268,669

		772,185

		1,713,368

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2020 (Deferred grants are residual shares vested as of December 31, 2020).

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

[4]	Companies’ and individuals’ performance results
[5]	EPS, Asset Quality, HCROI, Profit from non-banking segments
[6]	EPS, Asset Quality

32.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2020, are as follows:

	Estimated number of vested shares*	Vesting conditions
	(In number of shares)
KB Financial Group Inc.
Stock granted in 2015	7,524	Satisfied
Stock granted in 2016	6,595	Satisfied
Stock granted in 2017	7,385	Satisfied
Stock granted in 2018	14,292	Satisfied
Stock granted in 2019	28,030	Satisfied
Stock granted in 2020	37,300	Proportional to service period
Kookmin Bank
Stock granted in 2015	9,887	Satisfied
Stock granted in 2016	19,662	Satisfied
Stock granted in 2017	30,003	Satisfied
Stock granted in 2018	73,989	Satisfied
Stock granted in 2019	125,530	Satisfied
Stock granted in 2020	121,676	Proportional to service period
Other subsidiaries
Stock granted in 2015	12,191	Satisfied
Stock granted in 2016	40,970	Satisfied
Stock granted in 2017	149,329	Satisfied
Stock granted in 2018	345,546	Satisfied
Stock granted in 2019	551,667	Satisfied
Stock granted in 2020	290,013	Proportional to service period

	1,871,589

*

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo Simulation Model and assumptions used in determining the fair value as of December 31, 2020, are as follows:

	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
	(in Korean won)
Linked to long-term performance
(KB Financial Group Inc.)
Series 21	0.74	38,789~45,096	38,789~45,096
Series 22	0.74	37,324~41,899	37,324~41,899
Series 23	0.74	37,324~41,899	37,324~41,899
Series 24	0.74	38,789~45,096	38,789~45,096
Series 25	0.74	37,324~45,096	37,324~45,096
Series 26	0.74	38,789~45,096	38,789~45,096
Series 27	0.74	38,789~45,096	38,789~45,096
Series 28	0.74	30,871~34,675	34,694~38,969
Deferred grant in 2015	0.74	—	35,895~45,096
Deferred grant in 2016	0.74	—	38,789~45,096
Deferred grant in 2017	0.74	—	40,299~45,096
Deferred grant in 2018	0.74	—	38,789~45,096
Deferred grant in 2019	0.74	—	40,299~47,631
Deferred grant in 2020	0.74	—	38,969~42,065
(Kookmin Bank)
Series 75	0.74	38,789~45,096	38,789~45,096
Series 76	0.74	37,324~41,899	37,324~41,899
Series 77	0.74	37,324~41,899	37,324~41,899
Series 78	0.74	36,370~40,828	37,324~41,899
Series 79	0.74	37,324~45,096	37,324~45,096
Series 80	0.74	35,895~40,299	35,895~40,299
Grant deferred in 2015	0.74	—	41,899~45,096
Grant deferred in 2016	0.74	—	38,789~45,096
Grant deferred in 2017	0.74	—	38,789~45,096
Grant deferred in 2018	0.74	—	38,789~45,096
Grant deferred in 2019	0.74	—	40,299~45,096
(Other subsidiaries)
Stock granted in 2010	0.74	—	40,299~40,299
Stock granted in 2011	0.74	—	40,299~40,299
Stock granted in 2012	0.74	—	40,299~41,899
Stock granted in 2013	0.74	—	35,692~41,899
Stock granted in 2014	0.74	—	41,899~41,899
Stock granted in 2015	0.74	—	34,581~47,631
Stock granted in 2016	0.74	—	37,324~56,293
Stock granted in 2017	0.74	—	34,581~61,294
Stock granted in 2018	0.74	33,612~44,072	35,895~47,631
Stock granted in 2019	0.74	37,324~45,096	34,581~47,631
Stock granted in 2020	0.74	35,780~45,096	35,895~45,096

	Risk-free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
	(in Korean won)
Linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2015	0.74	—	35,895~45,096
Stock granted in 2016	0.74	—	34,581~45,096
Stock granted in 2017	0.74	—	38,789~45,096
Stock granted in 2018	0.74	—	38,789~47,631
Stock granted in 2019	0.74	—	40,299~45,096
Stock granted in 2020	0.74	—	38,789~42,065
(Kookmin Bank)
Stock granted in 2015	0.74	—	38,789~47,153
Stock granted in 2016	0.74	—	37,324~61,294
Stock granted in 2017	0.74	—	38,789~47,631
Stock granted in 2018	0.74	—	38,789~47,631
Stock granted in 2019	0.74	—	40,299~45,096
Stock granted in 2020	0.74	—	38,789~41,899
(Other subsidiaries)
Stock granted in 2015	0.74	—	34,581~45,096
Stock granted in 2016	0.74	—	34,581~47,631
Stock granted in 2017	0.74	—	34,581~47,631
Stock granted in 2018	0.74	—	34,581~47,631
Stock granted in 2019	0.74	—	34,581~45,096
Stock granted in 2020	0.74	—	35,895~43,147

The Group used the volatility of the stock price over the previous year as the expected volatility, and used the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year as the dividend rate, and used one-year risk-free rate of Korea Treasury Bond in order to calculate fair value.

32.2.1.4 The accrued expenses for share-based payments related to stocks grants as of December 31, 2019 and 2020, are ￦ 124,853 million and ￦ 135,327 million, respectively, and compensation costs from stock grants amounting to ￦ 49,418 million and ￦ 48,712 million were recognized for the years ended December 31, 2019 and 2020, respectively.

32.2.2 Mileage stock

32.2.2.1 Details of mileage stock as of December 31, 2020, are as follows:

	Grant date	Number of granted shares 1	Expected exercise period (years) [2]	Remaining shares
	(In number of shares)
Stock granted in 2018	Jan. 10, 2018	19,197	0.00~0.02	13,522
	Feb. 12, 2018	9	0.00~0.12	3
	Apr. 02, 2018	115	0.00~0.25	82
	Apr. 30, 2018	86	0.00~0.33	49
	May 08, 2018	170	0.00~0.35	140
	Jun. 01, 2018	140	0.00~0.41	106
	Jul. 02, 2018	180	0.00~0.50	123
	Aug. 07, 2018	194	0.00~0.60	149
	Aug. 09, 2018	47	0.00~0.60	31
	Aug. 14, 2018	30	0.00~0.62	26
	Aug. 16, 2018	130	0.00~0.62	93
	Sep. 07, 2018	106	0.00~0.68	77
	Oct. 04, 2018	129	0.00~0.76	78
	Nov. 01, 2018	258	0.00~0.83	200
	Nov. 06, 2018	236	0.00~0.85	168
	Dec. 03, 2018	132	0.00~0.92	127
	Dec. 04, 2018	21	0.00~0.92	21
	Dec. 07, 2018	91	0.00~0.93	78
	Dec. 12, 2018	64	0.00~0.95	32
	Dec. 18, 2018	271	0.00~0.96	237
	Dec. 19, 2018	42	0.00~0.96	34
	Dec. 31, 2018	127	0.00~1.00	106
Stock granted in 2019	Jan. 11, 2019	26,580	0.00~1.03	21,231
	Feb. 01, 2019	12	0.00~1.08	8
	Apr. 01, 2019	167	0.00~1.25	96
	Apr. 18, 2019	105	0.00~1.29	81
	Apr. 22, 2019	33	0.00~1.30	33
	Jul. 01, 2019	109	0.00~1.50	87
	Aug. 29, 2019	39	0.00~1.66	39
	Sep. 02, 2019	50	0.00~1.67	50
	Nov. 01, 2019	119	0.00~1.83	95
	Nov. 08, 2019	14	0.00~1.85	14
	Dec. 05, 2019	56	0.00~1.93	54
	Dec. 06, 2019	84	0.00~1.93	84
	Dec. 31, 2019	87	0.00~2.00	87
Stock granted in 2020	Jan. 18, 2020	28,645	0.00~2.05	27,672
	May 12, 2020	46	0.00~2.36	46
	Jun. 30, 2020	206	0.00~2.50	206
	Aug. 26, 2020	40	0.00~2.65	40
	Oct. 29, 2020	160	0.00~2.83	160
	Nov. 6, 2020	45	0.00~2.85	45
	Nov. 30, 2020	35	0.00~2.92	35
	Dec. 2, 2020	57	0.00~2.92	57
	Dec. 4, 2020	154	0.00~2.93	154
	Dec. 30, 2020	88	0.00~3.00	88

		78,706		65,944

[1]

Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.

[2]	The shares are assessed based on the stock price as of December 31, 2020. These shares are vested immediately at grant date.

32.2.2.2 The accrued expenses for share-based payments related to mileage stock as of December 31, 2019 and 2020, are ￦ 2,705 million and ￦ 2,862 million, respectively. The compensation costs amounting to ￦ 1,334 million and ￦ 1,086 million were recognized as expenses for the years ended December 31, 2019 and 2020, respectively.

32.2.3 Long-term share-based payments

The Group calculates the short-term performance bonus of directors of Prudential Life Insurance Company of Korea Ltd. based on the results of the current performance evaluation and will defer the bonus for three years and pay it in cash reflecting the stock price of KB Financial Group at that time.

32.2.3.1 Details of long-term share-based payments as of December 31, 2020, are as follows:

	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
Granted in 2020	2020	16,800	3.00	Services fulfillment

32.2.3.2 long-term share-based payments are measured at fair value using the MonteCarlo Simulation Model and assumptions used in determining the fair value as of December 31, 2020, are as follows:

	Risk-free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
	(in Korean won)
Granted in 2020	0.741	—	38,789

The Group used the volatility of the stock price over the previous year as the expected volatility, and used the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year as the dividend rate, and used one-year risk-free rate of Korea Treasury Bond in order to calculate fair value.

32.2.3.3 The accrued expenses for long-term share-based payments as of December 31, 2020 are ￦ 652 million. The compensation costs amounting to ￦ 652 million were recognized as expenses for the year ended December 31, 2020.

33. Non-Operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Non-operating income
Gains on disposal of property and equipment	￦	34,238	￦	35,747	￦	111,132
Rental income		55,321		85,720		113,075
Gain on a bargain purchase		—		—		145,067
Gain on sales of disposal group held for sale		118,716		2,731		—
Others		37,122		84,793		96,931

		245,397		208,991		466,205

Non-operating expenses
Losses on disposal of property and equipment		6,131		8,587		11,945
Donation		130,249		102,711		113,083
Restoration costs		4,386		2,902		5,043
Management cost for written-off loans		3,338		3,382		3,018
Others		91,502		64,523		143,726

		235,606		182,105		276,815

Net non-operating income	￦	9,791	￦	26,886	￦	189,390

34. Income Tax Expense

34.1 Details of income tax expense for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Tax payable
Current tax expense	￦	1,096,600	￦	1,043,047	￦	1,099,171
Adjustments of tax of prior years recognized in current tax		22,925		(51,130)		(13,434)

		1,119,525		991,917		1,085,737

Changes in deferred income tax assets (liabilities)*		114,345		285,820		323,032

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		52,377		21,172		3,792
Exchange differences on translating foreign operations		(13,087)		(5,714)		14,988
Net gains or losses on financial instruments at fair value through other comprehensive income		(33,329)		(13,168)		(88,907)
Shares of other comprehensive income or loss of associates and joint ventures		1,374		(3,147)		2,976
Gains or losses on cash flow hedging instruments		400		10,537		7,580
Gains or losses on hedging instruments of net investments in foreign operations		10,292		3,194		(24,500)
Other comprehensive income or loss arising from separate account		(10,864)		(1,301)		3,671
Fair value changes on financial liabilities designated at fair value due to own credit risk		(563)		4,294		(3,350)
Net gains or losses on overlay approach adjustment		(884)		(72,817)		(61,637)
Consideration for exchangeable rights		—		—		(4,526)

		5,716		(56,950)		(149,913)

Others		—		—		495

Income tax expense	￦	1,239,586	￦	1,220,787	￦	1,259,351

*	Effect of business combination is excluded.

34.2 Analysis of the net profit before income tax and income tax expense for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018			2019			2020
	Tax rate (%)	Amount		Tax rate (%)	Amount		Tax rate (%)	Amount
	(In millions of Korean won)
Profit before tax		￦	4,301,532		￦	4,533,986		￦	4,761,632
Tax at the applicable tax rate*	27.26		1,172,559	27.27		1,236,484	27.28		1,299,087
Non-taxable income	(0.28)		(11,888)	(0.52)		(23,601)	(1.55)		(73,855)
Non-deductible expense	0.64		27,551	0.42		19,086	0.35		16,541
Tax credit and tax exemption	(0.01)		(637)	(0.01)		(627)	(0.08)		(4,016)
Temporary difference for which no deferred tax is recognized	0.29		12,260	(0.11)		(4,860)	0.47		22,189
Changes in recognition and measurement of deferred tax	(0.06)		(2,692)	—		(100)	0.24		11,616
Income tax refund for tax of prior years	(0.19)		(8,135)	(0.20)		(9,105)	(0.46)		(22,139)
Income tax expense of overseas branch	0.09		3,882	0.11		5,004	0.23		10,739
Effects from change in tax rate	(0.03)		(1,470)	—		—	—		—
Others	1.12		48,156	(0.03)		(1,494)	(0.02)		(811)

Average effective tax rate and tax expense	28.82	￦	1,239,586	26.93	￦	1,220,787	26.45	￦	1,259,351

*

Applicable income tax rate for ￦ 200 million and below is 11%, for over ￦ 200 million to ￦ 20 billion is 22%, for over ￦ 20 billion to ￦ 300 billion is 24.2% and for over ￦ 300 billion is 27.5% for the years ended December 31, 2018, 2019 and 2020.

35. Dividends

The dividends paid to the shareholders of the Parent Company in 2019 and 2020 were ￦ 759,736 million (￦ 1,920 per share) and ￦ 861,092 million (￦ 2,210 per share), respectively. The dividend to the shareholders for the year ended December 31, 2020, amounting to ￦ 689,653 million (￦ 1,770 per share) is to be proposed at the annual general meeting on March 26, 2021. The Group’s consolidated financial statements as of December 31, 2020, do not reflect this dividend payable.

36. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer to retained earnings		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(234,401)	￦	(76,999)	￦	—	￦	—	￦	21,172	￦	(290,228)
Exchange differences on translating foreign operations		(5,784)		37,938		5,353		—		(5,714)		31,793
Net gains on financial instruments at fair value through other comprehensive income		450,694		106,984		(82,662)		25,483		(13,168)		487,331
Share of other comprehensive income (loss) of associates and joint ventures		(4,377)		10,842		—		—		(3,147)		3,318
Gains (losses) on cash flow hedging instruments		5,849		(65,323)		21,604		—		10,537		(27,333)
Losses on hedging instruments of net investments in foreign operations		(33,092)		(13,410)		1,316		—		3,194		(41,992)
Other comprehensive income arising from separate account		15,017		21,029		(16,364)		—		(1,301)		18,381
Fair value changes on financial liabilities designated at fair value due to own credit risk		(8,954)		(15,666)		—		—		4,294		(20,326)
Net gains (losses) on overlay approach adjustment		(7,146)		269,643		(2,603)		—		(72,817)		187,077

	￦	177,806	￦	275,038	￦	(73,356)	￦	25,483	￦	(56,950)	￦	348,021

	2020
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer to retained earnings		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(290,228)	￦	(13,888)	￦	—	￦	—	￦	3,792	￦	(300,324)
Exchange differences on translating foreign operations		31,793		(177,894)		—		—		14,988		(131,113)
Net gains on financial instruments at fair value through other comprehensive income		487,331		757,236		(112,020)		(326,410)		(88,907)		717,230
Share of other comprehensive income (loss) of associates and joint ventures		3,318		(3,923)		(5,900)		—		2,976		(3,529)
Losses on cash flow hedging instruments		(27,333)		(48,034)		39,190		—		7,580		(28,597)
Gains (losses) on hedging instruments of net investments in foreign operations		(41,992)		88,769		—		—		(24,500)		22,277
Other comprehensive income arising from separate account		18,381		2,834		(16,188)		—		3,671		8,698
Fair value changes on financial liabilities designated at fair value due to own credit risk		(20,326)		12,169		—		—		(3,350)		(11,507)
Net gains on overlay approach adjustment		187,077		248,688		(34,926)		—		(61,637)		339,202

	￦	348,021	￦	865,957	￦	(129,844)	￦	(326,410)	￦	(145,387)	￦	612,337

37. Earnings per Share

37.1 Basic Earnings per Share

Basic earnings per share is calculated by dividing profit attributable to shareholders of the Parent Company by the weighted average number of ordinary shares outstanding.

37.1.1 Weighted average number of ordinary shares outstanding

Details of weighted average number of ordinary shares outstanding for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(in number of shares)
	Number of Shares	Accumulated amount	Number of Shares	Accumulated amount	Number of shares	Accumulated amount
Number of issued ordinary shares	418,111,537	152,610,711,005	415,807,920	152,564,638,665	415,807,920	152,185,698,720
Number of treasury shares	(22,560,240)	(7,888,226,378)	(26,173,585)	(9,801,574,522)	(26,173,585)	(9,579,532,110)

Average number of ordinary shares outstanding	395,551,297	144,722,484,627	389,634,335	142,763,064,143	389,634,335	142,606,166,610
Number of days		365		365		366
Weighted average number of ordinary shares outstanding		396,499,958		391,131,683		389,634,335

37.1.2 Basic earnings per share

Details of basic earnings per share for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In Korean won and in number of shares)
Profit attributable to shareholders of the Parent Company	￦	3,061,191,387,929	￦	3,311,827,412,557	￦	3,455,151,501,224
Deduction: Dividends on hybrid securities		—		6,512,500,000		22,859,500,000
Profit attributable to the ordinary equity holders of the Parent Company (A)		3,061,191,387,929		3,305,314,912,557		3,432,292,001,224
Weighted average number of ordinary shares outstanding (B)		396,499,958		391,131,683		389,634,335
Basic earnings per share (A/B)	￦	7,721	￦	8,451	￦	8,809

37.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has categories of dilutive potential ordinary shares such as stock grants and ordinary share exchange rights of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

In addition, exchangeable bonds issued for the year ended December 31, 2020, were included in potential ordinary shares from the exercisable date of the exchange right, and interest expenses after tax for the period were added to profit for diluted earnings per share.

37.2.1 Adjusted profit for diluted earnings per share

Adjusted profit for diluted earnings per share for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In Korean won)
Profit attributable to shareholders of the Parent Company	￦	3,061,191,387,929	￦	3,311,827,412,557	￦	3,455,151,501,224
Deduction: Dividends on hybrid securities		—		6,512,500,000		22,859,500,000

Profit attributable to ordinary equity holders of the Parent Company		3,061,191,387,929		3,305,314,912,557		3,432,292,001,224
Adjustments: Interest expense on exchangeable bonds		—		—		798,012,332

Adjusted profit for diluted earnings per share	￦	3,061,191,387,929	￦	3,305,314,912,557	￦	3,433,090,013,556

37.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018	2019	2020
	(In number of shares)
Weighted average number of ordinary shares outstanding	396,499,958	391,131,683	389,634,335
Adjustment:
Stock grants	2,307,630	2,890,513	3,416,737
Exchangeable bonds	—	—	1,707,650

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,807,588	394,022,196	394,758,722

37.2.3 Diluted earnings per share

Details of diluted earnings per share for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	3,061,191,387,929	￦	3,305,314,912,557	￦	3,433,090,013,556
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,807,588		394,022,196		394,758,722

Diluted earnings per share	￦	7,676	￦	8,389	￦	8,697

38. Insurance Contracts

38.1 Insurance Assets

38.1.1 Details of deferred acquisition costs included in other assets as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Non-life insurance	￦	786,626	￦	965,683
Life insurance		134,739		205,289

	￦	921,365	￦	1,170,972

38.1.2 Changes in deferred acquisition costs included in other assets for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Beginning		Increase		Amortization		Ending
	(In millions of Korean won)
Non-life insurance	￦	547,831	￦	815,712	￦	(576,917)	￦	786,626
Life insurance		119,293		117,808		(102,362)		134,739

	￦	667,124	￦	933,520	￦	(679,279)	￦	921,365

	2020
	Beginning		Increase		Amortization		Ending
	(In millions of Korean won)
Non-life insurance	￦	786,626	￦	872,811	￦	(693,754)	￦	965,683
Life insurance		134,739		144,429		(73,879)		205,289

	￦	921,365	￦	1,017,240	￦	(767,633)	￦	1,170,972

38.1.3 Details of reinsurance assets included in other assets as of December 31, 2019 and 2020, are as follows:

		December 31, 2019		December 31, 2020
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims
	General insurance	￦	361,065	￦	732,579
	Automobile insurance		16,555		14,916
	Long-term insurance		130,758		156,234
	Unearned premium reserve
	General insurance		208,820		285,634
	Automobile insurance		19,952		10,870

			737,150		1,200,233

Life insurance	Reserve for outstanding claims		1,639		2,081
	Unearned premium reserve		408		951

			2,047		3,032

Others	Reserve for outstanding claims		2,563		2,427
	Unearned premium reserve		844		895

			3,407		3,322

Total reinsurance assets			742,604		1,206,587
Allowances for impairment			1,953		879

Total reinsurance assets, net		￦	740,651	￦	1,205,708

38.1.4 Changes in reinsurance assets included in other assets for the years ended December 31, 2019 and 2020, are as follows:

		2019
		Beginning		Net increase (decrease)		Ending
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims
	General insurance	￦	360,997	￦	68	￦	361,065
	Automobile insurance		18,057		(1,502)		16,555
	Long-term insurance		109,751		21,007		130,758
	Unearned premium reserve
	General insurance		171,240		37,580		208,820
	Automobile insurance		30,864		(10,912)		19,952

			690,909		46,241		737,150

Life insurance	Reserve for outstanding claims		1,912		(273)		1,639
	Unearned premium reserve		448		(40)		408

			2,360		(313)		2,047

Others	Reserve for outstanding claims		3,417		(854)		2,563
	Unearned premium reserve		983		(139)		844

			4,400		(993)		3,407

Total reinsurance assets			697,669		44,935		742,604
Allowance for impairment			1,916		37		1,953

Total reinsurance assets, net		￦	695,753	￦	44,898	￦	740,651

		2020
		Beginning		Net increase (decrease)		Business combination		Ending
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims
	General insurance	￦	361,065	￦	371,514	￦	—	￦	732,579
	Automobile insurance		16,555		(1,639)		—		14,916
	Long-term insurance		130,758		25,476		—		156,234
	Unearned premium reserve
	General insurance		208,820		76,814		—		285,634
	Automobile insurance		19,952		(9,082)		—		10,870

			737,150		463,083		—		1,200,233

Life insurance	Reserve for outstanding claims		1,639		(564)		1,006		2,081
	Unearned premium reserve		408		(27)		570		951

			2,047		(591)		1,576		3,032

Others	Reserve for outstanding claims		2,563		(136)		—		2,427
	Unearned premium reserve		844		51		—		895

			3,407		(85)		—		3,322

Total reinsurance assets			742,604		462,407		1,576		1,206,587
Allowances for impairment			1,953		(1,074)		—		879

Total reinsurance assets, net		￦	740,651	￦	463,481	￦	1,576	￦	1,205,708

38.2 Insurance Liabilities

38.2.1 Details of insurance liabilities by insurance types as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Non-life insurance		Life insurance		Others		Total
	(In millions of Korean won)
Premium reserve	￦	23,799,607	￦	6,991,247	￦	—	￦	30,790,854
Reserve for outstanding claims		2,297,256		101,690		2,563		2,401,509
Unearned premium reserve		1,522,827		4,603		845		1,528,275
Reserve for dividend to policyholders		117,094		29,745		—		146,839
Reserve for distribution of earnings to policyholders		46,901		4,202		—		51,103
Reserve for loss compensation on participating insurance		20,090		5,784		—		25,874
Guarantee reserve		—		22,229		—		22,229

	￦	27,803,775	￦	7,159,500	￦	3,408	￦	34,966,683

	December 31, 2020
	Non-life insurance		Life insurance		Others		Total
	(In millions of Korean won)
Premium reserve*	￦	24,990,530	￦	23,264,955	￦	—	￦	48,255,485
Reserve for outstanding claims		2,885,006		252,883		2,426		3,140,315
Unearned premium reserve		1,859,367		9,450		896		1,869,713
Reserve for dividend to policyholders		129,660		41,024		—		170,684
Reserve for distribution of earnings to policyholders		51,292		5,009		—		56,301
Reserve for loss compensation on participating insurance		20,090		6,818		—		26,908
Guarantee reserve		—		895,890		—		895,890

	￦	29,935,945	￦	24,476,029	￦	3,322	￦	54,415,296

*	Negative VOBA amounting to ￦ 2,698,010 million is included.

38.2.2 Changes in insurance liabilities for the years ended December 31, 2019 and 2020, are as follows:

		2019
		Beginning		Net increase (decrease)[1]		Ending
		(In millions of Korean won)
Non-life insurance	General insurance	￦	1,054,823	￦	10,090	￦	1,064,913
	Automobile insurance		1,492,294		131,552		1,623,846
	Long-term insurance		23,386,279		1,619,799		25,006,078
	Long-term investment contract		110,256		(1,318)		108,938
Life insurance	Pure endowment insurance		5,233,491		2,637		5,236,128
	Death insurance		500,571		142,392		642,963
	Endowment insurance		1,621,460		(350,605)		1,270,855
	Group insurance		735		(211)		524
	Others[2]		8,640		391		9,031
Others			4,400		(993)		3,407

		￦	33,412,949	￦	1,553,734	￦	34,966,683

		2020
		Beginning		Net increase (decrease)[1]		Business combination		Ending
		(In millions of Korean won)
Non-life insurance	General insurance	￦	1,064,913	￦	503,828	￦	—	￦	1,568,741
	Automobile insurance		1,623,846		274,026		—		1,897,872
	Long-term insurance		25,006,078		1,356,401		—		26,362,479
	Long-term investment contract		108,938		(2,085)		—		106,853
Life insurance	Pure endowment insurance		5,236,128		318,109		2,016,112		7,570,349
	Death insurance		642,963		404,456		14,658,632		15,706,051
	Endowment insurance		1,270,855		(156,688)		74,132		1,188,299
	Group insurance		524		(1,021)		—		(497)
	Others[2]		9,031		(1,217)		4,013		11,827
Others			3,407		(85)		—		3,322

		￦	34,966,683	￦	2,695,724	￦	16,752,889	￦	54,415,296

[1]	Includes exchange differences effect and decrease in liabilities related to investment contract.
[2]	Includes reserve for distribution of earnings to policyholders and Reserve for loss compensation on participating insurance.

38.3 Liability Adequacy Test

According to the revision of the Regulations on Supervision of Insurance Business, the criteria for the insurance liability adequacy test were changed, and the Group accounted for the change as a change in accounting policy because it provided reliable and more relevant information about current estimates of future cash flows. This change in accounting policy has no effect on the consolidated financial statements, but comparative notes have been restated.

38.3.1 KB Insurance Co., Ltd.

Assumptions and basis for the insurance liability adequacy test of KB Insurance Co., Ltd. as of December 31, 2019 and 2020, are as follows:

	Assumptions (%)		Calculation basis
	December 31, 2019	December 31, 2020
Long-term insurance
Discount rate	1.53~8.34	0.83~15.42	Calculated by applying interest rate scenario which is risk-free rate scenario adjusted by liquidity premium. This is presented by the Financial Supervisory Service
Expense ratio	6.60	6.46	Calculated using future expense plan based on the most recent one-year experience statistics
Lapse ratio	1.51~34.13	1.48~35.44	Calculated based on the recent five-year experience statistics
Risk ratio	13.1~1,037.3	11.9~1,055.2	Calculated by ratio of insurance claim payments to risk premiums based on the recent seven-year experience statistics
General insurance
Expense ratio	11.38	10.74	Ratio of maintenance costs incurred to earned premiums by the types of contracts for the most recent one year
Claim survey cost ratio	4.54	4.70	Ratio of claim survey cost to insurance claim payments by the type of contracts for the most recent three years
Loss ratio	64.95	70.74	Ratio of final loss incurred to earned premiums by the type of contracts for the most recent five years
Automobile insurance
Expense ratio	9.94	9.00	Ratio of maintenance costs incurred to earned premiums by the types of collaterals for the most recent one year
Claim survey cost ratio	8.84	8.40	Ratio of claim survey cost to insurance claim payments by the type of collaterals for the most recent three years
Loss ratio	78.44	78.20	Ratio of final loss incurred to earned premiums by the type of collaterals for the most recent five years

Results of the insurance liability adequacy test of KB Insurance Co., Ltd. as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Recognized liabilities*		Estimated adequate liabilities		Shortfall (surplus)
	(In millions of Korean won)
General insurance	￦	365,234	￦	296,801	￦	(68,433)
Automobile insurance		1,123,450		1,071,076		(52,374)
Long-term insurance		19,775,907		10,685,319		(9,090,588)

	￦	21,264,591	￦	12,053,196	￦	(9,211,395)

	December 31, 2020
	Recognized liabilities*		Estimated adequate liabilities		Shortfall (surplus)
	(In millions of Korean won)
General insurance	￦	461,227	￦	384,780	￦	(76,447)
Automobile insurance		1,363,104		1,279,587		(83,517)
Long-term insurance		20,892,077		11,982,350		(8,909,727)

	￦	22,716,408	￦	13,646,717	￦	(9,069,691)

*

Long-term insurance is for premium reserves and unearned premium reserves; the premium reserve is the amount of subtracting deferred acquisition costs and insurance contract loans from the net insurance premium reserve in accordance with Article 6-3 of the Insurance Supervisory Regulation.

As a result of liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of liability adequacy test.

38.3.2 KB Life Insurance Co., Ltd.

Assumptions and basis for the insurance liability adequacy test of KB Life Insurance Co., Ltd. as of December 31, 2019 and 2020, are as follows:

Assumptions (%)
	December 31, 2019	December 31, 2020	Calculation basis
Lapse ratio	0~65.39	0~65.50	Ratio of canceled premiums to premiums by product group, method of payment, channel, and elapsed period, based on the most recent five-year experience statistics

Loss ratio	11~132	24~156	Ratio of number of accidents to the number of holding insurances, by collateral, gender and elapsed period, based on the most recent seven-year experience statistics

Discount rate	1.04~5.79	0.98~15.33	Estimated investment yield based on the interest rate scenario provided by the Financial Supervisory Service adjusted by risk spread

Indirect costs included in administration expenses were calculated based on unit cost of the expense allocation standards of the last year in accordance with the Detailed Regulations on Supervision of Insurance Business. Direct costs included in administration expenses were calculated based on estimates of future expense according to the Group’s internal regulations.

The insurance liability adequacy test of KB Life Insurance Co., Ltd. is performed by contract types such as interest rate types and dividend types. Results of life insurance liability adequacy test as of December 31, 2019 and 2020, are as follows:

		December 31, 2019
		Recognized liabilities		Estimated adequate liabilities		Shortfall (surplus)
		(In millions of Korean won)
Fixed interest type	Participating	￦	30,514	￦	56,460	￦	25,946
	Non-participating		180,058		45,166		(134,892)

Variable interest type	Participating		1,037,148		1,080,830		43,682
	Non-participating		5,335,572		5,069,047		(266,525)

Variable type			(23,514)		(133,781)		(110,267)

Total		￦	6,559,778	￦	6,117,722	￦	(442,056)

		December 31, 2020
		Recognized liabilities		Estimated adequate liabilities		Shortfall (surplus)
		(In millions of Korean won)
Fixed interest type	Participating	￦	30,447	￦	56,125	￦	25,678
	Non-participating		395,766		12,952		(382,814)

Variable interest type	Participating		970,376		991,663		21,287
	Non-participating		5,508,172		5,141,265		(366,907)

Variable type			(26,685)		(124,623)		(97,938)

Total		￦	6,878,076	￦	6,077,382	￦	(800,694)

As a result of liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of liability adequacy test.

38.3.3 Prudential Life Insurance Company of Korea Ltd.

Assumptions and basis for the insurance liability adequacy test of Prudential Life Insurance Company of Korea Ltd. as of December 31, 2020, are as follows:

	Assumptions (%)	Calculation basis
Lapse ratio	2~28	Ratio of canceled premiums to premiums by product group and elapsed period, based on the most recent five-year experience statistics
Loss ratio	21~312	Calculated by ratio of insurance claim payments to risk premiums based on the recent five-year experience statistics
Discount rate	0.85~16.27	Estimated investment yield based on the interest rate scenario provided by the Financial Supervisory Service adjusted by risk spread

The insurance liability adequacy test of Prudential Life Insurance Company of Korea Ltd. is performed by contract types such as interest rate types and dividend types. Results of life insurance liability adequacy test as of December 31, 2020, are as follows:

		December 31, 2020
		Recognized liabilities		Estimated adequate liabilities		Shortfall (surplus)
		(In millions of Korean won)
Fixed interest type	Participating	￦	75,390	￦	83,404	￦	8,014
	Non-participating		11,037,531		10,534,663		(502,868)

Variable interest type	Participating		—		—		—
	Non-participating		721,570		547,754		(173,816)

Variable type			369,991		(1,220,080)		(1,590,071)

Total		￦	12,204,482	￦	9,945,741	￦	(2,258,741)

As a result of liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of liability adequacy test.

38.4 Net Insurance Income

Details of insurance income and expenses for the years ended December 31, 2018, 2019 and 2020, are as follows:

		2018		2019		2020
		(In millions of Korean won)
Insurance Income	Premium income	￦	10,730,227	￦	11,173,367	￦	12,872,727
	Reinsurance income		873,053		850,871		823,500
	Reversal of policy reserves		344		993		85
	Separate account income		360,664		216,429		216,485
	Income from change in reinsurance assets		—		42,432		467,729
	Other insurance income		10,782		33,090		6,114

			11,975,070		12,317,182		14,386,640

Insurance Expenses	Insurance claims paid		4,415,760		5,046,772		5,264,829
	Dividend expenses		9,400		9,902		11,661
	Refunds of surrender value		2,855,573		2,870,543		3,286,150
	Reinsurance expenses		947,560		1,018,007		1,127,304
	Provision for policy reserves		1,608,519		1,547,264		2,709,903
	Separate account expenses		276,412		139,810		113,703
	Administration expenses		418,646		453,016		563,085
	Amortization of deferred acquisition costs		606,073		679,279		767,633
	Expenses from change in reinsurance assets		89,621		314		163
	Claim survey expenses paid		38,782		52,123		58,873
	Other insurance expenses		218,608		200,640		183,343

			11,484,954		12,017,670		14,086,647

Net insurance income		￦	490,116	￦	299,512	￦	299,993

38.5 Risk Management of KB Insurance Co., Ltd.

38.5.1 Overview

Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with acceptance of insurance contract and payment of claims and is classified as the insurance price risk and the reserves risk. The insurance price risk is the risk of loss that might occur when the actual risk exceeds the expected risk ratio or expected expense ratio in calculation of premiums. It is the risk of loss that arises from differences between actual payment of claims and premiums received from policyholders. The reserves risk is the risk that arises due to a deficit in reserves at the date of assessment, making the Group unable to cover the actual claims payment in the future.

38.5.2 Purposes, policies and procedures to manage risk arising from insurance contracts

The risks associated with insurance contract that the Group faces are the insurance actuarial risk and the acceptance risk. Each risk occurs due to insurance contract’s pricing and conditions of acceptance. In order to minimize acceptance risk, the Group establishes guidelines and procedure for acceptance and outlines specific conditions for acceptance by product. In addition, expected risk level at the date of pricing is compared with actual risk of contracts after acceptance and various subsequent measures such as the adjustments in the interest rate and sales conditions, termination of selling specific product and others are taken in order to reduce insurance actuarial risk. The Group has a committee to discuss status of product acceptance risk and interest rate policy. The committee decides important matters to set the processes that allow minimizing the insurance actuarial risk, the acceptance risk and other business-related risk.

In addition, according to reinsurance operating standards, the Group establishes an operating strategy of reinsurance for large claims expense due to unexpected catastrophic events. The Group aims at policy holders’ safety and its stable profit achievement. For the long-term goal, the Group manages risk at a comprehensive level to keep its value at the maximum.

38.5.3 Exposure to insurance price risk

According to RBC standard, exposure to insurance price risk is defined as net written premiums for prior one year that is calculated by adding and subtracting direct insurance premium, assumed reinsurance premium and ceded reinsurance premium.

The Group’s exposure to insurance price risk as of December 31, 2019 and 2020, as follows:

	December 31, 2019
	Direct insurance		Reinsurance assumed		Reinsurance ceded		Total
	(In millions of Korean won)
General	￦	999,348	￦	101,613	￦	(579,922)	￦	521,039
Automobile		2,101,780		—		(40,067)		2,061,713
Long-term		2,550,236		—		(367,904)		2,182,332

	￦	5,651,364	￦	101,613	￦	(987,893)	￦	4,765,084

	December 31, 2020
	Direct insurance		Reinsurance assumed		Reinsurance ceded		Total
	(In millions of Korean won)
General	￦	1,088,791	￦	79,429	￦	(663,750)	￦	504,470
Automobile		2,491,412		—		(21,433)		2,469,979
Long-term		2,803,532		—		(415,439)		2,388,093

	￦	6,383,735	￦	79,429	￦	(1,100,622)	￦	5,362,542

38.5.4 Concentration of insurance risk

The Group is selling general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee and special type insurances), automobile insurances (for private use, for hire, for business, bicycle and other), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing and pension) and various other insurances. The Group’s risk is distributed through reinsurance, joint acceptance and diversified selling. In addition, insurances that cover severe level of risk, although there is rare possibility of the occurrence of disaster, such as storm and flood insurance are limited, and the Group controls the risk through joint acquisition.

38.5.5 Claims development tables

The Group uses claim development of payments and the estimated ultimate claims for the years where the accident has occurred, in order to maintain overall reserve adequacy in respect of general, automobile and long-term insurance. When the estimated ultimate claims are greater than claim payments, the Group establishes additional reserves. Claims development tables as of December 31, 2019 and 2020, are as follows:

<2019>

General Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2015.1.1 ~ 2015.12.31	￦	125,162	￦	144,566	￦	147,031	￦	147,616	￦	148,995
2016.1.1 ~ 2016.12.31		145,618		167,818		171,205		178,265		—
2017.1.1 ~ 2017.12.31		168,409		200,704		204,538		—		—
2018.1.1 ~ 2018.12.31		200,280		237,111		—		—		—
2019.1.1 ~ 2019.12.31		220,474		—		—		—		—

		859,943		750,199		522,774		325,881		148,995

Gross cumulative claim payments (B)
2015.1.1 ~ 2015.12.31		93,443		129,764		137,157		141,218		143,985
2016.1.1 ~ 2016.12.31		108,098		151,283		162,059		170,353		—
2017.1.1 ~ 2017.12.31		132,430		184,333		193,811		—		—
2018.1.1 ~ 2018.12.31		153,770		216,705		—		—		—
2019.1.1 ~ 2019.12.31		185,832		—		—		—		—

		673,573		682,086		493,027		311,571		143,985

Difference (A-B)	￦	186,369	￦	68,112	￦	29,747	￦	14,310	￦	5,010

Automobile Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2013.1.1 ~ 2013.12.31	￦	1,131,945	￦	1,156,535	￦	1,170,968	￦	1,179,458	￦	1,179,323	￦	1,179,514	￦	1,180,458
2014.1.1 ~ 2014.12.31		1,174,611		1,193,832		1,205,524		1,212,025		1,212,162		1,214,524		—
2015.1.1 ~ 2015.12.31		1,227,106		1,245,780		1,256,058		1,263,044		1,267,142		—		—
2016.1.1 ~ 2016.12.31		1,276,939		1,281,381		1,287,728		1,294,735		—		—		—
2017.1.1 ~ 2017.12.31		1,342,998		1,348,828		1,358,867		—		—		—		—
2018.1.1 ~ 2018.12.31		1,468,784		1,471,807		—		—		—		—		—
2019.1.1 ~ 2019.12.31		1,591,793		—		—		—		—		—		—

		9,214,176		7,698,163		6,279,145		4,949,262		3,658,627		2,394,038		1,180,458

Gross cumulative claim payments (B)
2013.1.1 ~ 2013.12.31		939,569		1,114,063		1,145,110		1,161,624		1,168,617		1,175,681		1,178,158
2014.1.1 ~ 2014.12.31		969,211		1,150,462		1,180,953		1,196,387		1,204,580		1,208,421		—
2015.1.1 ~ 2015.12.31		1,020,975		1,198,241		1,228,357		1,245,779		1,254,187		—		—
2016.1.1 ~ 2016.12.31		1,052,830		1,235,656		1,264,651		1,282,346		—		—		—
2017.1.1 ~ 2017.12.31		1,104,158		1,306,235		1,335,962		—		—		—		—
2018.1.1 ~ 2018.12.31		1,224,820		1,428,973		—		—		—		—		—
2019.1.1 ~ 2019.12.31		1,332,849		—		—		—		—		—		—

		7,644,412		7,433,630		6,155,033		4,886,136		3,627,384		2,384,102		1,178,158

Difference (A-B)	￦	1,569,764	￦	264,533	￦	124,112	￦	63,126	￦	31,243	￦	9,936	￦	2,300

Long-term Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2013.1.1 ~ 2013.12.31	￦	709,602	￦	965,587	￦	997,607	￦	1,003,646	￦	1,006,025	￦	1,007,041	￦	1,008,589
2014.1.1 ~ 2014.12.31		789,087		1,083,048		1,114,821		1,119,206		1,122,192		1,123,240		—
2015.1.1 ~ 2015.12.31		885,476		1,219,393		1,256,051		1,266,881		1,270,967		—		—
2016.1.1 ~ 2016.12.31		1,064,744		1,437,573		1,485,839		1,500,403		—		—		—
2017.1.1 ~ 2017.12.31		1,184,224		1,614,903		1,670,929		—		—		—		—
2018.1.1 ~ 2018.12.31		1,372,706		1,881,046		—		—		—		—		—
2019.1.1 ~ 2019.12.31		1,626,481		—		—		—		—		—		—

		7,632,320		8,201,550		6,525,247		4,890,136		3,399,184		2,130,281		1,008,589

Gross cumulative claim payments (B)
2013.1.1 ~ 2013.12.31		671,500		953,494		989,957		999,944		1,003,715		1,005,796		1,007,865
2014.1.1 ~ 2014.12.31		744,944		1,065,792		1,104,468		1,114,341		1,119,531		1,122,378		—
2015.1.1 ~ 2015.12.31		836,471		1,205,130		1,248,475		1,262,528		1,269,557		—		—
2016.1.1 ~ 2016.12.31		1,017,243		1,424,948		1,477,415		1,496,556		—		—		—
2017.1.1 ~ 2017.12.31		1,130,868		1,599,227		1,662,978		—		—		—		—
2018.1.1 ~ 2018.12.31		1,319,613		1,868,434		—		—		—		—		—
2019.1.1 ~ 2019.12.31		1,574,696		—		—		—		—		—		—

		7,295,335		8,117,025		6,483,293		4,873,369		3,392,803		2,128,174		1,007,865

Difference (A-B)	￦	336,985	￦	84,525	￦	41,954	￦	16,767	￦	6,381	￦	2,107	￦	724

<2020>

General Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2016.1.1 ~ 2016.12.31	￦	145,618	￦	167,818	￦	171,206	￦	178,265	￦	180,160
2017.1.1 ~ 2017.12.31		168,409		200,699		204,368		206,201		—
2018.1.1 ~ 2018.12.31		200,968		241,474		246,871		—		—
2019.1.1 ~ 2019.12.31		219,881		263,849		—		—		—
2020.1.1 ~ 2020.12.31		232,622		—		—		—		—

		967,498		873,840		622,445		384,466		180,160

Gross cumulative claim payments (B)
2016.1.1 ~ 2016.12.31		108,098		151,282		162,059		170,353		175,063
2017.1.1 ~ 2017.12.31		132,430		184,333		193,780		199,225		—
2018.1.1 ~ 2018.12.31		153,770		217,955		235,900		—		—
2019.1.1 ~ 2019.12.31		185,645		246,397		—		—		—
2020.1.1 ~ 2020.12.31		167,129		—		—		—		—

		747,072		799,967		591,739		369,578		175,063

Difference (A-B)	￦	220,426	￦	73,873	￦	30,706	￦	14,888	￦	5,097

Automobile Insurance

	Payment year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2014.1.1 ~ 2014.12.31	￦	1,174,611	￦	1,193,833	￦	1,205,524	￦	1,212,025	￦	1,212,162	￦	1,214,524	￦	1,217,006
2015.1.1 ~ 2015.12.31		1,227,106		1,245,780		1,256,058		1,263,044		1,267,142		1,271,001		—
2016.1.1 ~ 2016.12.31		1,276,939		1,281,381		1,287,728		1,294,735		1,299,964		—		—
2017.1.1 ~ 2017.12.31		1,342,998		1,348,828		1,358,867		1,368,016		—		—		—
2018.1.1 ~ 2018.12.31		1,468,784		1,471,807		1,481,509		—		—		—		—
2019.1.1 ~ 2019.12.31		1,591,793		1,620,609		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,624,341		—		—		—		—		—		—

		9,706,572		8,162,238		6,589,686		5,137,820		3,779,268		2,485,525		1,217,006

Gross cumulative claim payments (B)
2014.1.1 ~ 2014.12.31		969,211		1,150,462		1,180,953		1,196,387		1,204,580		1,208,421		1,210,632
2015.1.1 ~ 2015.12.31		1,020,975		1,198,241		1,228,357		1,245,779		1,254,187		1,261,995		—
2016.1.1 ~ 2016.12.31		1,052,830		1,235,656		1,264,651		1,282,346		1,288,754		—		—
2017.1.1 ~ 2017.12.31		1,104,158		1,306,235		1,335,962		1,350,174		—		—		—
2018.1.1 ~ 2018.12.31		1,224,820		1,428,973		1,456,532		—		—		—		—
2019.1.1 ~ 2019.12.31		1,332,849		1,570,194		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,353,799		—		—		—		—		—		—

		8,058,642		7,889,761		6,466,455		5,074,686		3,747,521		2,470,416		1,210,632

Difference (A-B)	￦	1,647,930	￦	272,477	￦	123,231	￦	63,134	￦	31,747	￦	15,109	￦	6,374

Long-term Insurance

	Payment year
Accident year	After 1 Year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2014.1.1 ~ 2014.12.31	￦	789,088	￦	1,083,049	￦	1,114,820	￦	1,119,206	￦	1,122,191	￦	1,123,240	￦	1,124,628
2015.1.1 ~ 2015.12.31		885,476		1,219,394		1,256,051		1,266,881		1,270,967		1,273,615		—
2016.1.1 ~ 2016.12.31		1,064,744		1,437,573		1,485,839		1,500,403		1,506,889		—		—
2017.1.1 ~ 2017.12.31		1,184,224		1,614,903		1,670,929		1,689,768		—		—		—
2018.1.1 ~ 2018.12.31		1,372,706		1,881,046		1,941,497		—		—		—		—
2019.1.1 ~ 2019.12.31		1,626,481		2,229,830		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,818,316		—		—		—		—		—		—

		8,741,035		9,465,795		7,469,136		5,576,258		3,900,047		2,396,855		1,124,628

Gross cumulative claim payments (B)
2014.1.1 ~ 2014.12.31		744,944		1,065,792		1,104,468		1,114,341		1,119,531		1,122,378		1,123,868
2015.1.1 ~ 2015.12.31		836,471		1,205,130		1,248,475		1,262,528		1,269,557		1,272,648		—
2016.1.1 ~ 2016.12.31		1,017,243		1,424,948		1,477,415		1,496,556		1,503,841		—		—
2017.1.1 ~ 2017.12.31		1,130,868		1,599,227		1,662,978		1,683,997		—		—		—
2018.1.1 ~ 2018.12.31		1,319,613		1,868,434		1,933,543		—		—		—		—
2019.1.1 ~ 2019.12.31		1,574,696		2,211,717		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,749,647		—		—		—		—		—		—

		8,373,482		9,375,248		7,426,879		5,557,422		3,892,929		2,395,026		1,123,868

Difference (A-B)	￦	367,553	￦	90,547	￦	42,257	￦	18,836	￦	7,118	￦	1,829	￦	760

38.5.6 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on discount rate, loss ratio and expense ratio which are considered to have significant influence on future cash flow, timing and uncertainty. According to result of sensitivity analysis there is no material influence on the equity and net profit before tax.

	December 31, 2019
	Assumption Change		Effect on
			LAT		Insurance liabilities		Profit before tax		Equity
			(In millions of Korean won)
Lapse ratio	+10%		￦	495,287	￦	—	￦	—	￦	—
	-10%			(553,013)		—		—		—
Loss ratio	+10%			4,576,415		—		—		—
	-10%			(4,576,415)		—		—		—
Expense ratio	+10%			342,587		—		—		—
	-10%			(342,587)		—		—		—
Discount rate	+0.5	%p		(1,521,385)		—		—		—
	-0.5	%p		1,800,472		—		—		—

	December 31, 2020
	Assumption change		Effect on
			LAT		Insurance liabilities		Profit before tax		Equity
			(In millions of Korean won)
Lapse ratio	+10%		￦	568,734	￦	—	￦	—	￦	—
	-10%			(633,788)		—		—		—
Loss ratio	+10%			5,012,443		—		—		—
	-10%			(5,012,443)		—		—		—
Expense ratio	+10%			345,752		—		—		—
	-10%			(345,752)		—		—		—
Discount rate	+0.5	%p		(1,499,565)		—		—		—
	-0.5	%p		1,726,707		—		—		—

38.5.7 Liquidity risk of insurance contracts

Liquidity risk arising from insurance contracts is the increase in refunds at maturity caused by concentrations of maturity, the increase in surrender values caused by unexpected amounts in cancelation and the increase in payments of claims caused by catastrophic events. The Group manages payment of refunds payable at maturity by analyzing maturity of insurance.

Premium reserve’s maturity structure as of December 31, 2019 and 2020, as follows:

	December 31, 2019*
	Up to 1 year		1~5 years		5~10 Years		10~20 years		Over 20 years		Total
	(In millions of Korean won)
Long-term insurance non-participating
Fixed interest type	￦	57,532	￦	258,436	￦	84,349	￦	43,141	￦	125,622	￦	569,080
Variable interest type		527,467		2,578,004		2,085,054		777,340		13,336,668		19,304,533

		584,999		2,836,440		2,169,403		820,481		13,462,290		19,873,613

Annuity
Fixed interest type		10		543		2,244		3,714		1,075		7,586
Variable interest type		273		70,180		367,710		1,245,176		2,227,054		3,910,393

		283		70,723		369,954		1,248,890		2,228,129		3,917,979

Asset-linked
Variable interest type		27,389		—		—		—		—		27,389
Total
Fixed interest type		57,542		258,979		86,593		46,855		126,697		576,666
Variable interest type		555,129		2,648,184		2,452,764		2,022,516		15,563,722		23,242,315

	￦	612,671	￦	2,907,163	￦	2,539,357	￦	2,069,371	￦	15,690,419	￦	23,818,981

	December 31, 2020*
	Up to 1 year		1~5 years		5~10 years		10~20 years		Over 20 years		Total
	(In millions of Korean won)
Long-term insurance non-participating
Fixed interest type	￦	70,782	￦	191,570	￦	78,092	￦	51,216	￦	175,387	￦	567,047
Variable interest type		663,210		2,304,298		1,937,621		845,404		14,716,753		20,467,286

		733,992		2,495,868		2,015,713		896,620		14,892,140		21,034,333

Annuity
Fixed interest type		5		717		2,203		3,817		738		7,480
Variable interest type		242		83,568		390,516		1,301,383		2,195,244		3,970,953

		247		84,285		392,719		1,305,200		2,195,982		3,978,433

Asset-linked
Variable interest type		—		—		—		—		—		—
Total
Fixed interest type		70,787		192,287		80,295		55,033		176,125		574,527
Variable interest type		663,452		2,387,866		2,328,137		2,146,787		16,911,997		24,438,239

	￦	734,239	￦	2,580,153	￦	2,408,432	￦	2,201,820	￦	17,088,122	￦	25,012,766

*	Includes long-term investment contract amounting to ￦ 108,938 million and ￦ 106,853 million, as of December 31, 2019 and 2020, respectively.

38.5.8 Credit risk of insurance contract

Credit risk of insurance contract is the economic loss arising from non-performing contractual obligations due to decline in credit ratings or default. Through strict internal review, only the insurers rated above BBB- of S&P rating are accepted for the insurance contracts.

As of December 31, 2020, there are 168 reinsurance companies that deal with the Group, and the top three reinsurance companies’ concentration and credit ratings are as follows:

Reinsurance company	Ratio	Credit rating
KOREAN RE	48.02%	AA
MUNICH RE	3.94%	AAA
ALLIANZGLOBAL	3.85%	AAA

Exposures to credit risk related to reinsurance as of December 31, 2019 and 2020 as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Reinsurance assets[1]	￦	735,196	￦	1,199,354
Receivables from reinsurers[2]		328,177		252,064

	￦	1,063,373	￦	1,451,418

[1]	Net carrying amounts after impairment loss
[2]	Net carrying amounts after allowance for credit losses

38.5.9 Interest rate risk of insurance contract

The interest rate risk exposure from the Group’s insurance contracts is the risk of unexpected losses in net interest income or net assets arising from changes in interest rates and it is managed to minimize unexpected loss. For long-term, non-life insurance contracts, the Group calculates exposure of interest-bearing assets and interest-bearing liabilities. Liabilities exposure is premium reserves less costs of termination deductions plus unearned premium reserve. Asset exposure is interest-bearing assets. Assets that receive only fees without interest are excluded from interest bearing assets. Exposures to interest rate risk as of December 31, 2019 and 2020, are as follows:

38.5.9.1 Exposure to interest rate risk

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Interest bearing liabilities
Fixed interest rate type	￦	534,236	￦	501,147
Variable interest rate type		21,911,393		23,213,667

	￦	22,445,629	￦	23,714,814

Interest bearing assets
Due from financial institutions measured at amortized cost and cash equivalents	￦	108,559	￦	160,249
Financial assets at fair value through profit or loss		4,560,512		3,823,603
Financial assets at fair value through other comprehensive income		2,984,738		3,983,567
Securities measured at amortized cost		8,163,485		8,700,196
Loans measured at amortized cost		6,924,597		6,271,484

	￦	22,741,891	￦	22,939,099

38.5.9.2 Measurement and recognition method

Duration is used to measure interest rate risk within risk-based solvency test. ALM system is utilized to manage interest rate risk internally. In addition, Risk Management Committee sets ALM strategy every year to manage interest rate risk.

38.5.9.3 Sensitivity to changes in interest rates

Generally, when interest rates rise, the value and duration of assets and liabilities fall when interest rates fall, value and duration of assets and liabilities increase. Where duration of assets is shorter than that of liabilities with the interest rates fall, the interest rate risk is increased since the incremental portion of liabilities exceeds that of assets.

38.5.9.4 Negative spread risk control

In order to manage the negative margins risk between interest expenses on liabilities and investment incomes on assets, the Group sets the disclosure rate every month considering the market interest rate and the investment yield.

38.6 Risk Management of KB Life Insurance Co., Ltd.

38.6.1 Overview

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between received from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid. Therefore, loss is recognized if actual claims are more than policy reserves.

KB Life Insurance Co., Ltd. measures only insurance price risk under RBC requirement because life insurance claim pay-out is mainly in a fixed amount with less volatility in policy reserve and shorter waiting period before payment.

38.6.2 Concentration of insurance risk and reinsurance policy

The Group uses reinsurance to mitigate concentration of insurance risk seeking an enhanced capital management.

The Group categorized reinsurance into group and individual contracts, and reinsurance is ceded through the following process:

(a)

In the decision-making process of launching a new product, the Group decides on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by the executive management.

(b)	The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

38.6.3 Characteristic and exposure of insurance price risk

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

The insurance price risk is managed through insurance risk management regulation established by Risk Management Committee.

Maximum exposures to insurance price risk as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Death	￦	12,882	￦	9,033
Disability		754		424
Hospitalization		1,260		642
Operation and diagnosis		4,419		2,211
Actual medical expense		1,053		396
Others		1,066		411

	￦	21,434	￦	13,117

	December 31, 2020
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Death	￦	13,509	￦	10,409
Disability		672		349
Hospitalization		1,213		787
Operation and diagnosis		4,809		1,783
Actual medical expense		1,095		23
Others		1,045		474

	￦	22,343	￦	13,825

Average ratios of claims paid per risk premium received based on exposure before mitigation for the past three years as of December 31, 2019 and 2020, were 65.7% and 65.1%, respectively.

Exposure of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2019 and 2020, are as follows:

	December 31, 2019				December 31, 2020
	Policyholders’ reserve*		Guarantee reserve		Policyholders’ reserve*		Guarantee reserve
	(In millions of Korean won)
Variable annuity	￦	429,970	￦	2,565	￦	490,551	￦	2,782
Variable universal		91,988		3,095		90,337		2,515
Variable saving		734,661		516		720,197		504

	￦	1,256,619	￦	6,176	￦	1,301,085	￦	5,801

*	Excludes the amount of the lapsed reserve.

38.6.4 Assumptions used in measuring insurance liabilities

The Group applies assumed rates defined in the premium and liability reserve calculation manual provided by the regulatory authority and in accordance with the Insurance Business Act and the Regulations on Supervision of Insurance Business when measuring insurance liabilities at every reporting period. For variable interest type insurance, disclosed interest rate stated in the premium and liabilities reserve calculation manual, which is calculated based on adjusted external base rate and investment yield according to Article 6-12 of the Regulations on Supervision of Insurance Business.

Reserve amount should exceed the standard reserve which is calculated using the standard interest rate and standard risk ratio as required by the Enforcement Rules of the Insurance Business Act and the Regulations on Supervision of Insurance Business.

38.6.5 Maturity structure of premium reserve as of December 31, 2019 and 2020, as follows:

	December 31, 2019
	Up to 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 years		Total
	(In millions of Korean won)
Premium reserve	￦	984,945	￦	280,733	￦	665,241	￦	525,699	￦	345,664	￦	4,188,965	￦	6,991,247

	December 31, 2020
	Up to 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 years		Total
	(In millions of Korean won)
Premium reserve	￦	739,485	￦	350,639	￦	605,931	￦	412,563	￦	451,074	￦	4,770,046	￦	7,329,738

38.6.6 Sensitivity analysis of insurance risk

The Group manages insurance risk by performing sensitivity analysis based on lapse ratio, claim ratio, expense ratio, discount rate and others which are considered to have significant influence on future cash flow, timing and uncertainty.

	December 31, 2019
	Assumption change		Effect on
			LAT		Insurance liabilities		Profit before tax		Equity
	(In millions of Korean won)
Lapse ratio	+10%		￦	47,615	￦	—	￦	—	￦	—
	-10%			(52,877)		—		—		—
Claim ratio	+10%			22,675		—		—		—
	-10%			(23,308)		—		—		—
Expense ratio	+10%			32,068		—		—		—
	-10%			(32,068)		—		—		—
Discount rate	+0.5	%p		(388,848)		—		—		—
	-0.5	%p		441,585		—		—		—

	December 31, 2020
	Assumption change		Effect on
			LAT		Insurance liabilities		Profit before tax		Equity
	(In millions of Korean won)
Lapse ratio	+10%		￦	68,714	￦	—	￦	—	￦	—
	-10%			(76,265)		—		—		—
Claim ratio	+10%			30,594		—		—		—
	-10%			(31,600)		—		—		—
Expense ratio	+10%			33,020		—		—		—
	-10%			(33,020)		—		—		—
Discount rate	+0.5	%p		(424,309)		—		—		—
	-0.5	%p		477,556		—		—		—

38.7 Risk Management of Prudential Life Insurance Company of Korea Ltd.

38.7.1 Overview

Insurance risk is the risk of loss arising from the actual risk at the time of claims exceeding the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between received from policyholders and actual claims paid.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and actual claims to be paid. Therefore, loss is recognized if actual claims are more than policy reserves.

Life insurance company manages insurance price risk through insurance liability adequacy test because life insurance claim pay-out is mainly in a fixed amount with less volatility in policy reserve and shorter waiting period before payment.

38.7.2 Concentration of insurance risk and reinsurance policy

The Group uses reinsurance to mitigate concentration of insurance risk seeking an enhanced capital management.

The Group categorized reinsurance into group and individual contracts, and reinsurance is ceded through the following process:

(a)

In the decision-making process of launching a new product, the Group decides on ceding reinsurance. Subsequently, a reinsurer is selected through bidding, agreements with the relevant departments and final approval by the executive management.

(b)	The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance and the loss ratio with the relevant departments.

38.7.3 Characteristic and exposure of insurance price risk

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

The insurance price risk is managed through insurance risk management regulation established by Risk Management Committee.

Maximum exposures to insurance price risk as of December 31, 2020, are as follows:

	December 31, 2020
	Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Death	￦	244,975	￦	240,121
Disability		10,485		9,964
Hospitalization		33,321		33,321
Operation and diagnosis		77,820		76,530

	￦	366,601	￦	359,936

Average ratios of claims paid per risk premium received based on exposure before mitigation for the past three years as of December 31, 2020, were 51.97%.

Exposures of market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2020, are as follows:

	December 31, 2020
	Policyholders’ reserve*		Guarantee reserve
	(In millions of Korean won)
Variable whole life	￦	241,955	￦	112,620
Variable annuity		2,487,715		30,306
Variable universal (protection)		1,544,241		718,783
Variable universal (savings)		446,686		448

	￦	4,720,597	￦	862,157

*	Excludes the amount of the lapsed reserve.

38.7.4 Assumptions used in measuring insurance liabilities

The Group applies assumed rates defined in the premium and liability reserve calculation manual provided by the regulatory authority and in accordance with the Insurance Business Act and the Regulations on Supervision of Insurance Business when measuring insurance liabilities at every reporting period. For variable interest type insurance, disclosed interest rate stated in the premium and liabilities reserve calculation manual, which is calculated based on adjusted external base rate and investment yield according to Article 6-12 of the Regulations on Supervision of Insurance Business.

Reserve amount should exceed the standard reserve which is calculated using the standard interest rate and standard risk ratio as required by Enforcement Rules of the Insurance Business Act and the Regulations on Supervision of Insurance Business.

38.7.5 Maturity structure of premium reserve as of December 31, 2020, are as follows:

	December 31, 2020
	Up to 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 years		Total
	(In millions of Korean won)
Premium reserve	￦	48,807	￦	37,502	￦	139,973	￦	215,470	￦	418,684	￦	12,376,772	￦	13,237,208

38.7.6 Sensitivity analysis of insurance risk

	December 31, 2020
	Assumption change		Effect on
			LAT		Insurance liabilities		Profit before tax		Equity
	(In millions of Korean won)
Lapse ratio	+10%		￦	167,536	￦	—	￦	—	￦	—
	-10%			(182,654)		—		—		—
Claim ratio	+10%			644,798		—		—		—
	-10%			(665,990)		—		—		—
Expense ratio	+10%			135,587		—		—		—
	-10%			(135,587)		—		—		—
Discount rate	+0.5	%p		(1,245,727)		—		—		—
	-0.5	%p		1,426,726		—		—		—

38.8 Application of the Overlay Approach

Upon initial application of IFRS No.9, the Group applied the overlay approach in accordance with IFRS No.4.

38.8.1 Details of financial assets with the overlay approach applied as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Financial assets at fair value through profit or loss
Due from financial institutions	￦	166,891	￦	70,312
Debt securities		7,955,286		7,363,457
Equity securities		52,250		305,337

	￦	8,174,427	￦	7,739,106

38.8.2 Changes in net gains (losses) on overlay adjustment for the years ended December 31, 2019 and 2020, are as follows:

	2019		2020
	(In millions of Korean won)
Beginning	￦	(7,146)	￦	187,077
Recognition of other comprehensive income due to acquisition and valuation		196,110		177,500
Reclassification to profit or loss due to disposal		(1,887)		(25,375)

Ending	￦	187,077	￦	339,202

39. Statement of Cash Flows

39.1 Details of cash and cash equivalents as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Cash	￦	2,311,418	￦	2,560,970
Checks with other banks		383,500		327,781
Due from the Bank of Korea		8,607,911		12,340,532
Due from other financial institutions		9,535,049		10,379,559

		20,837,878		25,608,842

Due from financial institutions measured at fair value through profit or loss		216,367		100,094

		21,054,245		25,708,936

Restricted due from financial institutions		(13,372,966)		(15,303,363)
Due from financial institutions with original maturities over three months		(1,557,554)		(1,720,481)

		(14,930,520)		(17,023,844)

	￦	6,123,725	￦	8,685,092

39.2 Significant non-cash transactions for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018		2019		2020
	(In millions of Korean won)
Decrease in loans due to write-offs	￦	1,079,435	￦	1,188,584	￦	1,283,071
Changes in financial investments due to debt-for-equity swap		22,286		104,815		13,820
Changes in accumulated other comprehensive income from valuation of financial instruments at fair value through other comprehensive income		119,182		35,490		496,159
Changes in accumulated other comprehensive income from valuation of investments in associates		(3,733)		7,695		(6,978)
Changes in other payables due to treasury stock trust agreement, etc.		6,678		—		—

39.3 Cash inflows and outflows from income tax, interests and dividends for the years ended December 31, 2018, 2019 and 2020, are as follows:

	Activity	2018		2019		2020
	(In millions of Korean won)
Income tax paid	Operating	￦	759,013	￦	1,223,084	￦	1,119,252
Interest received	Operating		13,958,806		14,936,705		14,986,532
Interest paid	Operating		4,369,345		5,365,595		5,266,158
Dividends received	Operating		235,243		185,846		187,699
Dividends paid	Financing		766,728		766,249		883,952

39.4 Changes in liabilities arising from financing activities for the years ended December 31, 2019 and 2020, are as follows:

	2019
					Non-cash changes
	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
	(In millions of Korean won)
Derivatives held for hedging*	￦	8,049	￦	(28,631)	￦	—	￦	—	￦	139,771	￦	—	￦	67,912	￦	187,101
Borrowings		86,283,531		2,537,391		—		397,571		67,297		(602,388)		71,041		88,754,443
Due to trust accounts		5,285,108		(68,648)		—		—		—		—		—		5,216,460
Changes in non-controlling interests		9,110		574,580		—		345		—		—		1,372		585,407
Others		167,128		(95,723)		766,259		35,591		—		—		(4,699)		868,556

	￦	91,752,926	￦	2,918,969	￦	766,259	￦	433,507	￦	207,068	￦	(602,388)	￦	135,626	￦	95,611,967

	2020
					Non-cash changes
	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
	(In millions of Korean won)
Derivatives held for hedging*	￦	187,101	￦	(16,202)	￦	—	￦	(102,347)	￦	10,553	￦	1,166	￦	(137,467)	￦	(57,196)
Borrowings		88,754,443		22,627,875		—		(217,461)		(591,619)		2,131,517		(116,912)		112,587,843
Due to trust accounts		5,216,460		2,326,495		—		—		—		—		—		7,542,955
Changes in non-controlling interests		585,407		(25,658)		—		250,904		—		—		47,130		857,783
Others		868,556		(63,065)		236,860		11		—		—		(23,287)		1,019,075

	￦	95,611,967	￦	24,849,445	￦	236,860	￦	(68,893)	￦	(581,066)	￦	2,132,683	￦	(230,536)	￦	121,950,460

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities from assets.

39.5 The net cash flow associated with the changes in the subsidiaries for the years ended December 31, 2019 and 2020 was ￦ 91,592 million of cash inflow and ￦ 1,951,245 million of cash outflow, respectively.

40. Contingent Liabilities and Commitments

40.1 Details of acceptances and guarantees as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	￦	161,314	￦	144,457
Others		746,823		1,048,848

		908,137		1,193,305

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit		155,151		221,422
Letter of guarantees		49,754		45,693
Bid bond		37,765		72,037
Performance bond		718,097		703,826
Refund guarantees		1,022,646		801,445
Others		2,935,939		3,072,099

		4,919,352		4,916,522

Financial guarantees
Acceptances and guarantees for issuance of debenture		—		10,040
Acceptances and guarantees for mortgage		47,384		89,302
Overseas debt guarantees		406,680		410,470
International financing guarantees in foreign currencies		231,685		197,097
Others		230,000		50,950

		915,749		757,859

		6,743,238		6,867,686

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		1,845,508		2,094,989
Refund guarantees		654,497		344,112

		2,500,005		2,439,101

	￦	9,243,243	￦	9,306,787

40.2 Credit qualities of acceptances and guarantees exposure as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Confirmed acceptances and guarantees
Grade 1	￦	4,220,046	￦	696	￦	—	￦	4,220,742
Grade 2		2,105,637		38,271		—		2,143,908
Grade 3		93,074		81,317		—		174,391
Grade 4		18,773		172,440		—		191,213
Grade 5		—		2,873		10,111		12,984

		6,437,530		295,597		10,111		6,743,238

Unconfirmed acceptances and guarantees
Grade 1		1,228,258		1,289		—		1,229,547
Grade 2		1,121,159		32,413		—		1,153,572
Grade 3		17,091		20,957		—		38,048
Grade 4		4,236		62,964		—		67,200
Grade 5		—		170		11,468		11,638

		2,370,744		117,793		11,468		2,500,005

	￦	8,808,274	￦	413,390	￦	21,579	￦	9,243,243

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Confirmed acceptances and guarantees
Grade 1	￦	4,377,798	￦	1,119	￦	—	￦	4,378,917
Grade 2		2,269,455		47,438		—		2,316,893
Grade 3		27,588		85,321		—		112,909
Grade 4		14,925		33,440		501		48,866
Grade 5		—		453		9,648		10,101

		6,689,766		167,771		10,149		6,867,686

Unconfirmed acceptances and guarantees
Grade 1		1,422,528		771		—		1,423,299
Grade 2		912,209		28,506		—		940,715
Grade 3		11,399		23,069		—		34,468
Grade 4		2,369		29,934		—		32,303
Grade 5		—		589		7,727		8,316

		2,348,505		82,869		7,727		2,439,101

	￦	9,038,271	￦	250,640	￦	17,876	￦	9,306,787

40.3 Acceptances and guarantees by counterparty as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Large companies	￦	5,962,004	￦	1,904,346	￦	7,866,350	85.10
Small and medium-sized companies		650,612		397,539		1,048,151	11.34
Public sector and others		130,622		198,120		328,742	3.56

	￦	6,743,238	￦	2,500,005	￦	9,243,243	100.00

	December 31, 2020
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Large companies	￦	5,538,003	￦	1,770,235	￦	7,308,238	78.53
Small and medium-sized companies		695,860		459,487		1,155,347	12.41
Public sector and others		633,823		209,379		843,202	9.06

	￦	6,867,686	￦	2,439,101	￦	9,306,787	100.00

40.4 Acceptances and guarantees by industry as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	260,974	￦	23,999	￦	284,973	3.08
Manufacturing		3,373,220		1,627,840		5,001,060	54.11
Service		1,187,516		88,158		1,275,674	13.80
Wholesale and retail		1,126,976		597,998		1,724,974	18.66
Construction		467,114		20,590		487,704	5.28
Public sector		107,481		81,895		189,376	2.05
Others		219,957		59,525		279,482	3.02

	￦	6,743,238	￦	2,500,005	￦	9,243,243	100.00

	December 31, 2020
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	632,947	￦	5,871	￦	638,818	6.86
Manufacturing		2,992,319		1,285,530		4,277,849	45.96
Service		920,352		89,457		1,009,809	10.85
Wholesale and retail		1,086,772		891,619		1,978,391	21.26
Construction		411,601		14,488		426,089	4.58
Public sector		104,925		103,285		208,210	2.24
Others		718,770		48,851		767,621	8.25

	￦	6,867,686	￦	2,439,101	￦	9,306,787	100.00

40.5 Details of commitments as of December 31, 2019 and 2020, are as follows:

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Commitments
Corporate loan commitments	￦	41,930,407	￦	40,253,100
Retail loan commitments		42,582,736		46,450,857
Credit line of credit cards		60,667,219		65,325,863
Purchase of other securities		6,617,253		7,104,163

		151,797,615		159,133,983

Financial Guarantees
Credit line		2,340,141		3,522,809
Purchase of securities		591,500		683,800

		2,931,641		4,206,609

	￦	154,729,256	￦	163,340,592

40.6 Other Matters (including litigation)

a) The Group has 122 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with an aggregate claims of ￦ 396,881 million, and 275 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with an aggregate claims of ￦ 2,009,603 million, which arose in the normal course of the business, as of December 31, 2020. Details of major pending lawsuits in which the Group is a defendant are as follows:

(in number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	￦	48,068

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited, and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses).

Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

						Application for incineration by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Bankruptcy Court (10-03777) at the written complaint review stage]

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for compensation for damages	1	1,629,557	The plaintiff filed a lawsuit for compensation for damages against Indonesian Financial Supervisory Authority (OJK) and Kookmin Bank as joint defendants, claiming that the capital increase and Kookmin Bank’s acquisition of PT Bank Bukopin TBK was illegal in violation of local laws and regulations in Indonesia.	It is difficult to accurately predict the result of the lawsuit as of now because the complaint has not been received, but it is judged that the possibility that the result of this lawsuit will have a significant impact on the financial position of Kookmin Bank is low.
KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	100,000	The plaintiffs OOOO Securities and OOOO Life Insurance filed lawsuits, claiming that the KB Securities Co., Ltd. provided false information on major matters in the product description while selling JB Australia NDIS Private Fund No.1 (on April 25, 2019, plaintiffs invested ￦ 50 billion each) (a) (Primary claim) requesting KB Securities Co., Ltd. to return unjust enrichment of ￦ 100 billion for cancelation of sales contracts of beneficiary certificates due to an error or termination of the contract due to default, (b) (Secondary claim) requesting for compensation for damages in investments amounting to ￦ 100 billion due to violation of the investor protection obligation and fraudulent transactions of KB Securities Co., Ltd. and OOO Asset Management.	First trial is in progress (second hearing for the first trial is scheduled on April 2, 2021).

b) On April 10, 2020, Kookmin Bank acquired 70% shares of PRASAC Microfinance Institution Plc. (“PRASAC”), a specialized credit micro finance institution in Cambodia, for US$ 603 million from its existing shareholders. Kookmin Bank has signed an agreement with the existing shareholders of PRASAC. The existing shareholders have the right of put option to sell 30% of the remaining shares to Kookmin Bank, and they are entitled to exercise their rights at the exercise price calculated on the basis of the adjusted book value of net asset as of 2021 year-end, within six months from the issue date of the audit report or the confirmation date of the adjusted value. If the put option is not exercised until its expiry, Kookmin Bank has a right to exercise a call option during the six months following the expiry of such put option. All shareholders are restricted from selling shares or additional pledge before exercising the put option and call option.

c) Kookmin Bank has entered into an agreement with PT Bosowa Corporindo, a major shareholder of PT Bank Bukopin TBK. Under this agreement, Kookmin Bank and PT Bosowa Corporindo have a right of first refusal and a tag-along right. In addition, Kookmin Bank can exercise its drag-along right for two years from the time three years have elapsed since the acquisition date (July 27, 2018) in certain cases, such as violation of the agreement between shareholders.

d) In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the incident, the Group faces 11 and 2 legal claims filed as a defendant, with an aggregate claim of ￦ 444 million and ￦ 108 million as of December 31, 2019 and 2020 and a provision for these lawsuits amounting ￦ 2,549 million was recognized as of December 31, 2019. In addition, the Group takes out the personal information protection liability insurance as of December 31, 2020.

e) As of December 31, 2020, the Group is not able to dispose, transfer or collateralize the shares or rights of shares of KB KOLAO Leasing Co., LTD. (“joint-venture lease company”) to a third party without the written consent of both KB Kookmin Card Co., Ltd. and Kolao Holdings, for five years (the restriction period for the disposal of its equity) after the date of initial investment for KB KOLAO LEASING CO., LTD. However, KB Kookmin Card Co., Ltd. and KB Capital Co., Ltd. may transfer all or part of their shares in the joint-venture lease company to affiliates who agree to comply with all the terms and conditions of this agreement on the establishment and operation of the joint-venture lease company in Laos and agree to succeed their responsibility for the joint-venture lease company. After the expiration of the restriction period for the disposal, as prescribed separately, each party of the joint-venture lease company may transfer all or part of their shares. Meanwhile, KB KOLAO Leasing Co., LTD. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are more than three months overdue to Lanexang Leasing Co., Ltd. in accordance with an agreement.

f) As of December 31, 2020, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after the completion of the share purchase. If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method and others. Meanwhile, the shareholders of PT Sunindo Kookmin Best Finance can receive dividends for up to 20% of net profit after taxes for each fiscal year starting from the fiscal year ended December 31, 2023.

g) KB Securities Co., Ltd., as a sales agency, sold ￦ 326,500 million of private equity funds and trusts, which loans to corporations (borrower) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund is impossible due to the breach of contract by local borrower in Australia, therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which the Group is the defendant as of December 31, 2020. There is a possibility that additional lawsuits will be filed in the future, but the magnitude and final outcome of the lawsuit are unpredictable.

h) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of December 31, 2020, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and Lime Pluto FI Qualified Investor Private Investment Trust No.D-1’ whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is ￦ 298,500 million. Meanwhile, the Group sold ￦ 68,100 million of feeder fund of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds will be transferred to Wellbridge Asset Management (the bridge management company) to continue collecting investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed, and there is a possibility that lawsuits may be filed in the future, but the impact on the consolidated financial statements cannot be predicted at this time.

i) The proliferation of COVID-19 has had a negative impact on the global economy, which has a greater impact than expected credit losses and potential impairment of assets in a particular portfolio, which can negatively affect the profit generation capability of the Group as follows:

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchanges transactions.

•	A significant decrease in the fair value of the Group’s investment in an entity that could be affected by COVID-19 pandemic can occur.

Meanwhile, the Group’s accounting policy related to COVID-19 is described in Note 2.4 Critical accounting estimates and the impact on expected credit losses is described in Note 11.1 Changes in allowances for credit losses of loans and Note 24.2 Changes in provisions for credit losses of unused loan commitments, acceptances and guarantees.

41. Subsidiaries

41.1 Details of major consolidated subsidiaries as of December 31, 2020, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Dec. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment financing
	Prudential Life Insurance Company of Korea Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Dec. 31	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation

Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Microfinance services
	PRASAC Microfinance Institution Plc.	70.00	Cambodia	Dec. 31	Microfinance services
	PT Bank Bukopin TBK	67.00	Indonesia	Dec. 31	Banking and foreign exchange transaction
	PT Bank Syariah Bukopin	92.78	Indonesia	Dec. 31	Banking
	PT Bukopin Finance	97.03	Indonesia	Dec. 31	Installment financing

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Banking and foreign exchange transaction

KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Dec. 31	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00	China	Dec. 31	Investment advisory and securities dealing activities
	KB Securities Vietnam Joint Stock Company	99.70	Vietnam	Dec. 31	Investment advisory and securities dealing activities
	KB FINA Joint Stock Company	100.00	Vietnam	Dec. 31	Investment advisory and securities dealing activities

KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Dec. 31	Management service
	LIG Insurance (China) Co., Ltd.	100.00	China	Dec. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Dec. 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Dec. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Dec. 31	Management service
	KB Golden Life Care Co., Ltd.	100.00	Korea	Dec. 31	Service

KB Kookmin Card Co., Ltd.	KB Daehan Specialized Bank Plc.	95.71	Cambodia	Dec. 31	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00	Indonesia	Dec. 31	Auto Installment finance

KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Dec. 31	Auto Installment finance

KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO LEASING CO., LTD.	80.00	Laos	Dec. 31	Auto Installment finance

KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Dec. 31	General advisory

41.2 Details of consolidated structured entities as of December 31, 2020, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

	Consolidated structured entities	Reasons for consolidation
Asset-backed securitization	Able Hana Co., Ltd. and 127 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds	KB Global Platform Fund and 151 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.

If the Group holds more than a majority of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

41.3 Condensed financial information of major subsidiaries as of December 31, 2019 and 2020, and for the years ended December 31, 2019 and 2020, are as follows:

	December 31, 2019						2019
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
	(In millions of Korean won)
Kookmin Bank [1]	￦	387,425,038	￦	358,420,805	￦	29,004,233	￦	20,817,431	￦	2,439,079	￦	2,428,154
KB Securities Co., Ltd. [1,2]		47,816,512		43,131,858		4,684,654		8,053,363		257,893		261,639
KB Insurance Co., Ltd. [1,2]		36,552,368		32,689,460		3,862,908		12,661,927		234,327		366,362
KB Kookmin Card Co., Ltd.[1]		22,990,114		18,925,195		4,064,919		3,102,186		316,546		306,251
KB Asset Management Co., Ltd. [1]		310,018		114,776		195,242		148,780		48,899		48,490
KB Capital Co., Ltd. [1,2]		11,190,568		10,036,077		1,154,491		931,694		117,028		115,524
KB Life Insurance Co., Ltd. [1]		9,801,905		9,186,567		615,338		1,506,417		15,963		63,107
KB Real Estate Trust Co., Ltd.		377,938		85,132		292,806		119,899		61,713		61,672
KB Savings Bank Co., Ltd.		1,361,032		1,148,625		212,407		92,435		16,301		15,433
KB Investment Co., Ltd. [1]		756,972		542,221		214,751		99,822		11,311		11,310
KB Data System Co., Ltd.		41,690		20,999		20,691		158,067		4,664		4,282
KB Credit Information Co., Ltd.		27,834		12,936		14,898		38,278		(256)		(337)

	December 31, 2020						2020
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
	(In millions of Korean won)
Kookmin Bank [1]	￦	438,444,114	￦	408,036,040	￦	30,408,074	￦	24,519,818	￦	2,298,195	￦	2,905,953
KB Securities Co., Ltd.[1,2]		57,570,654		52,516,488		5,054,166		10,040,497		425,622		449,507
KB Insurance Co., Ltd.[1,2]		39,078,117		35,086,458		3,991,659		13,735,778		163,884		129,042
KB Kookmin Card Co., Ltd.[1]		24,071,644		19,789,958		4,281,686		3,210,581		324,662		308,148
Prudential Life Insurance Company of Korea Ltd.[2]		25,121,656		22,681,729		2,439,927		656,062		55,711		(31,718)
KB Asset Management Co., Ltd.[1]		335,601		112,522		223,079		191,427		57,317		57,802
KB Capital Co., Ltd.[1,2]		12,823,748		11,392,177		1,431,571		1,300,378		141,646		139,949
KB Life Insurance Co., Ltd.		10,424,916		9,842,789		582,127		1,897,859		(23,185)		(33,210)
KB Real Estate Trust Co., Ltd.[1]		437,619		108,096		329,523		139,070		66,874		66,718
KB Savings Bank Co., Ltd.		1,883,720		1,658,116		225,604		104,397		17,305		16,197
KB Investment Co., Ltd.[1]		848,693		618,552		230,141		128,014		15,387		15,390
KB Data System Co., Ltd.		40,347		23,024		17,323		149,966		(1,729)		(3,367)
KB Credit Information Co., Ltd.		27,711		11,773		15,938		39,767		1,132		1,040

[1]	Financial information is based on its consolidated financial statements.
[2]	Includes fair value adjustments arising from the acquisition.

41.4 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

41.4.1 The Group has provided payment guarantees of ￦ 4,082,878 million to K plus 1st L.L.C and other subsidiaries.

41.4.2 The Group provides capital commitment to 23 subsidiaries including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ￦ 1,046,516 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

41.4.3 The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

41.5 Changes in Subsidiaries

41.5.1 Subsidiaries newly included in consolidation for the year ended December 31, 2020, are as follows:

Company	Reasons of obtaining control
Prudential Life Insurance Company of Korea Ltd. and 27 others	Holds more than a majority of the ownership interests
KB Hwaseong 1st L.L.C. and 82 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt
KB Global Infrastructure Synergy Private Special Asset Fund and 21 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests
KB Smart Scale Up Fund and 2 others	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests

41.5.2 Subsidiaries excluded from consolidation for the year ended December 31, 2020, are as follows:

Company	Reasons of losing control
KBH the 3rd L.L.C and 60 others	Termination of the commitments
Sechste Casalog KG and 16 others	Liquidation
KB Contents Panda iMBC Contents Venture Fund and 5 others	Disposal
Hyundai Smart Index Alpha Securities Feeder Investment Trust No.1 and 27 others	Decrease in ownership interests to less than majority

42. Unconsolidated Structured Entities

42.1 Nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships, construction and purchase of aircrafts	Loan commitments through credit line, providing credit line and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment from general partners and limited partners

Trusts	Management of financial trusts; —Development trust —General unspecified money trust —Trust whose principal is not guaranteed —Other trusts	Management of trusted financial assets Payment of trust fees and allocation of trust profits.	Sales of trusted financial assets

Asset-backed securitization	Early cash generation through transfer of securitized assets Fees earned through services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of asset-backed securitization plan Purchase and collection of securitized assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitized assets

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2019 and 2020, are as follows:

	December 31, 2019
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
	(In millions of Korean won)
Total assets of unconsolidated structured entities	￦	54,206,404	￦	180,236,568	￦	2,287,172	￦	99,012,931	￦	335,743,075
Carrying amount in the financial statements
Assets
Financial assets at fair value through profit or loss	￦	132,685	￦	9,846,278	￦	—	￦	2,405,228	￦	12,384,191
Derivative financial assets		—		—		—		2,959		2,959
Loans measured at amortized cost		4,775,723		293,221		266,974		920,863		6,256,781
Financial investments		—		—		—		5,166,578		5,166,578
Investment in associates		—		352,488		—		—		352,488
Other assets		1,876		69,353		93,613		9,181		174,023

	￦	4,910,284	￦	10,561,340	￦	360,587	￦	8,504,809	￦	24,337,020

Liabilities
Deposits	￦	523,086	￦	90,131	￦	—	￦	409,246	￦	1,022,463
Derivative financial liabilities		—		—		—		228		228
Other liabilities		1,362		78		—		16,169		17,609

	￦	524,448	￦	90,209	￦	—	￦	425,643	￦	1,040,300

Maximum exposure*
Assets held	￦	4,910,284	￦	10,561,340	￦	360,587	￦	8,504,809	￦	24,337,020
Purchase and investment commitments		38,650		3,980,356		—		945,598		4,964,604
Unused credit		654,203		2,900		28,427		1,927,902		2,613,432
Acceptances and guarantees and loan commitments		1,816,411		7,188		—		600,664		2,424,263

	￦	7,419,548	￦	14,551,784	￦	389,014	￦	11,978,973	￦	34,339,319

Methods of determining the maximum exposure		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and Investment agreements		Trust paying dividends by results: Total amount of trust exposure		Providing credit lines/ purchase commitments/ loan commitments and acceptances and guarantees

	December 31, 2020
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
		(In millions of Korean won)
Total assets of unconsolidated structured entities	￦	56,200,300	￦	285,528,467	￦	1,984,006	￦	116,115,027	￦	459,827,800
Carrying amount in the financial statements
Assets
Financial assets at fair value through profit or loss	￦	164,996	￦	11,151,958	￦	—	￦	2,308,917	￦	13,625,871
Derivative financial assets		—		—		—		3,005		3,005
Loans measured at amortized cost		4,655,337		379,727		262,382		1,080,824		6,378,270
Financial investments		—		—		—		7,849,054		7,849,054
Investment in associates		—		396,953		—		—		396,953
Other assets		2,572		3,257		91,297		16,363		113,489

	￦	4,822,905	￦	11,931,895	￦	353,679	￦	11,258,163	￦	28,366,642

Liabilities
Deposits	￦	612,023	￦	26,839	￦	—	￦	344,221	￦	983,083
Derivative financial liabilities		—		—		—		1,307		1,307
Other liabilities		8,422		97		1		13,736		22,256

	￦	620,445	￦	26,936	￦	1	￦	359,264	￦	1,006,646

Maximum exposure*
Assets held	￦	4,822,905	￦	11,931,895	￦	353,679	￦	11,258,163	￦	28,366,642
Purchase and investment commitments		—		5,650,847		—		761,200		6,412,047
Unused credit		1,322,414		—		18,287		3,020,084		4,360,785
Acceptances and guarantees and loan commitments		883,342		16,650		—		684,257		1,584,249

	￦	7,028,661	￦	17,599,392	￦	371,966	￦	15,723,704	￦	40,723,723

Methods of determining the maximum exposure		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and Investment agreements		Trust paying dividends by results: Total amount of trust exposure		Providing credit lines/ purchase commitments/ loan commitments and acceptances and guarantees

*	Maximum exposure includes the asset amounts, after deducting loss (provision for credit losses, impairment losses and others), recognized in the consolidated financial statements of the Group.

43. Related Party Transactions

According to IAS No.24, the Group includes investments in associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 13 for details of investments in associates and joint ventures.

43.1 Profit or loss arising from transactions with related parties for the years ended December 31, 2018, 2019 and 2020, are as follows:

		2018		2019		2020
		(In millions of Korean won)
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	￦	6,691	￦	6,743	￦	6,817
Korea Credit Bureau Co., Ltd.	Interest expense		127		21		7
	Fee and commission income		1,194		1,056		957
	Insurance income		—		3		5
	Fee and commission expense		1,909		2,541		3,280
	Other operating expense		4		—		1
KB GwS Private Securities Investment Trust	Fee and commission income		851		851		853
Incheon Bridge Co., Ltd.	Interest income		9,426		8,612		4,345
	Interest expense		296		483		334
	Fee and commission income		9		—		23
	Fee and commission expense		2		7		6
	Insurance income		365		284		279
	Gains on financial instruments at fair value through profit or loss		2,655		4,975		899
	Reversal of credit losses		6		5		—
	Provision for credit losses		1		1		472
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	Fee and commission income		210		178		12
Aju Good Technology Venture Fund	Interest expense		30		22		18
KB Star Office Private Real Estate Investment Trust No.1	Interest income		370		370		371
	Interest expense		93		208		61
	Fee and commission income		435		435		436
RAND Bio Science Co., Ltd.	Interest expense		3		5		11
	Other non-operating expense		—		843		—
SY Auto Capital Co., Ltd.	Interest income		1,279		1,016		1,097
	Interest expense		—		1		2
	Fee and commission income		73		34		39
	Fee and commission expense		840		389		132
	Insurance income		33		32		40
	Other operating income		621		689		1,709
	Other operating expense		415		288		121
	Reversal of credit losses		—		13		17
	Provision for credit losses		14		—		—
Food Factory Co., Ltd.	Interest income		9		41		52
	Interest expense		—		—		12
	Insurance income		5		4		5
	Fee and commission expense		1		12		4
	Gains on financial instruments at fair value through profit or loss		30		60		72
	Reversal of credit losses		1		—		—
	Provision for credit losses		1		1		8
KB Pre IPO Secondary Venture Fund No.1	Interest expense		27		7		3
	Fee and commission income		110		110		110

		2018	2019	2020
		(In millions of Korean won)
Built On Co., Ltd.*	Interest income	4	1	—
	Insurance income	2	1	—
	Losses on financial instruments at fair value through profit or loss	1	—	—
KB Private Equity Fund No.3	Fee and commission income	521	480	463
Wise Asset Management Co., Ltd.	Interest expense	9	2	—
Acts Co., Ltd.	Interest income	—	1	1
	Insurance income	2	1	—
	Gains on financial instruments at fair value through profit or loss	—	30	—
	Losses on financial instruments at fair value through profit or loss	1,851	—	—
	Other non-operating expense	1,246	—	—
Dongjo Co., Ltd.	Insurance income	2	2	1
	Reversal of credit losses	31	—	—
APRO Co., Ltd.*	Interest income	—	19	7
	Interest expense	1	4	1
	Fee and commission expense	—	17	—
	Insurance income	5	4	1
	Provision for credit losses	—	—	1
POSCO-KB Shipbuilding Fund	Fee and commission income	490	490	387
	Interest expense	81	—	—
Dae-A Leisure Co., Ltd.	Interest expense	9	8	7
Paycoms Co., Ltd.	Interest income	10	10	10
	Insurance income	1	1	—
	Gains on financial instruments at fair value through profit or loss	125	125	69
Big Dipper Co., Ltd.	Fee and commission expense	—	—	768
	Reversal of credit losses	2	—	—
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	39	58	23
	Fee and commission income	322	449	300
KB-TS Technology Venture Private Equity Fund	Fee and commission income	305	730	126
KB-SJ Tourism Venture Fund	Fee and commission income	314	422	338
JLK Inspection Co., Ltd.*	Interest income	6	—	—
	Interest expense	—	1	—
TESTIAN Inc.*	Interest income	4	3	—
	Gains on financial instruments at fair value through profit or loss	83	—	—
Rainist Co., Ltd.	Gains on financial instruments at fair value through profit or loss	—	—	1,636
	Fee and commission income	—	39	36
	Fee and commission expense	—	—	5
	Interest expense	2	—	—

		2018	2019	2020
		(In millions of Korean won)
Iwon Alloy Co., Ltd.	Insurance income	1	2	1
Bioprotect Ltd.	Losses on financial instruments at fair value through profit or loss	—	—	216
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income	—	—	27
	Other non-operating income	10	33	—
	Gains on financial instruments at fair value through profit or loss	—	947	—
	Losses on financial instruments at fair value through profit or loss	—	2,120	489
RMGP Bio-Pharma Investment, L.P.	Losses on financial instruments at fair value through profit or loss	—	—	1
KB-MDI Centauri Fund LP	Fee and commission income	—	—	308
	Losses on financial instruments at fair value through profit or loss	—	—	322
S&E BIO	Interest expense	—	—	1
Contents First	Interest expense	—	—	14
December & Company Inc.	Interest expense	—	—	1
GENINUS Inc.	Interest expense	—	—	70
Hasys.	Gains on financial instruments at fair value through profit or loss	—	136	—
	Losses on financial instruments at fair value through profit or loss	136	—	—
	Insurance income	4	50	63
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	21	89	40
	Fee and commission income	108	735	734
Spark Biopharma Inc.*	Interest expense	25	59	—
SKYDIGITAL INC.	Fee and commission income	—	—	4
KB No.8 Special Purpose Acquisition Company*	Interest expense	17	—	—
	Losses on financial instruments at fair value through profit or loss	2,330	—	—
KB No.9 Special Purpose Acquisition Company*	Interest expense	43	(23)	—
	Gains on financial instruments at fair value through profit or loss	48	—	—
	Losses on financial instruments at fair value through profit or loss	2,256	—	—
KB No.10 Special Purpose Acquisition Company*	Interest expense	30	18	—
	Gains on financial instruments at fair value through profit or loss	121	3,066	—
KB No.11 Special Purpose Acquisition Company*	Interest expense	12	9	—
	Gains on financial instruments at fair value through profit or loss	56	118	—
KB No.17 Special Purpose Acquisition Company	Fee and commission income	—	175	—
	Gains on financial instruments at fair value through profit or loss	—	1,384	4
	Interest expense	—	28	25
KB No.18 Special Purpose Acquisition Company	Fee and commission income	—	263	—
	Gains on financial instruments at fair value through profit or loss	—	1,898	84
	Interest expense	—	28	31

		2018	2019	2020
		(In millions of Korean won)
KB No.19 Special Purpose Acquisition Company	Fee and commission income	—	150	—
	Gains on financial instruments at fair value through profit or loss	—	1,044	11
	Interest expense	—	8	13
KB No.20 Special Purpose Acquisition Company	Fee and commission income	—	—	210
	Gains on financial instruments at fair value through profit or loss	—	—	1,568
	Interest expense	—	3	25
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income	—	490	488
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income	—	1,444	1,442
COSES GT	Losses on financial instruments at fair value through profit or loss	—	5	—
	Interest income	—	—	6
	Provision for credit losses	—	—	4
WJ Private Equity Fund No.1	Fee and commission income	—	—	5
UPRISE, Inc.	Interest income	—	—	2
	Provision for credit losses	—	—	1
CWhy Inc.	Losses on financial instruments at fair value through profit or loss	—	—	2,000
	Insurance income	—	3	—
Stratio, Inc.	Interest expense	—	1	—
NEXELON Inc.*	Interest expense	—	2	—
CellinCells Co., Ltd.	Interest expense	—	19	4
Bomapp Inc.	Fee and commission expense	—	—	9
	Interest expense	—	1	—
	Insurance income	—	1	8
KB Social Impact Investment Fund	Fee and commission income	—	121	300
KB-UTC Inno-Tech Venture Fund	Fee and commission income	—	—	371
KBSP Private Equity Fund No.4	Fee and commission income	—	—	480
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income	—	—	237
JR GLOBAL REIT	Fee and commission income	—	—	6,210
IGIS No.371 Professional Investors’ Real Estate Investment Company*	Fee and commission income	—	—	200
Koreit Tower Real Estate Investment Trust Company*	Fee and commission income	—	—	2,852
2020 KB Fintech Renaissance Fund	Fee and commission income	—	—	60
KB Material and Parts No.1 PEF	Fee and commission income	—	—	63
FineKB Private Equity Fund No.1	Fee and commission income	—	—	38
Bluepointpartners Inc.	Losses on financial instruments at fair value through profit or loss	—	—	68
KB-Solidus Global Healthcare Fund	Fee and commission income	—	81	777
Fabric Time Co., Ltd.	Fee and commission income	—	—	9
	Interest expense	—	—	47

		2018	2019	2020
		(In millions of Korean won)
BNF Corporation Ltd.*	Interest income	—	7	401
	Fee and commission income	—	—	2
	Gains on financial instruments at fair value through profit or loss	—	158	—
	Provision for credit losses	—	1	8
KB Cape No.1 Private Equity Fund	Fee and commission income	—	97	144
ALS Co., Ltd.*	Interest income	—	194	—
Keystone-Hyundai Securities No.1 Private Equity Fund	Fee and commission income	116	90	115
MJT&I Corp.	Insurance income	—	1	—
Doosung Metal Co., Ltd.*	Insurance income	1	—	—
Hyundai-Tongyang Agrifood Private Equity Fund*	Fee and commission income	151	—	—
Bungaejangter. Inc.*	Interest income	60	—	—
Inno Lending Co., Ltd.*	Fee and commission income	1	—	—
KoFC KBIC Frontier Champ 2010-5(PEF)*	Fee and commission income	197	—	—
Other
Retirement pension	Fee and commission income	876	939	1,077
	Interest expense	3	4	3

*	Excluded from the Group’s related party as of December 31, 2020.

Meanwhile, the Group purchased installment financial assets, etc. from SY Auto Capital Co., Ltd. amounting to ￦ 1,393,346 million and ￦ 1,504,217 million for the years ended December 31, 2019 and 2020, respectively.

43.2 Details of receivables and payables, and related allowances for credit losses arising from transactions with related parties as of December 31, 2019 and 2020, are as follows:

		December 31, 2019		December 31, 2020
		(In millions of Korean won)
Associates and joint ventures
Balhae Infrastructure Company	Other assets	￦	1,718	￦	1,733
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		43		36
	Deposits		17,966		19,982
	Provisions		1		—
	Insurance liabilities		2		1
	Other liabilities		—		623

		December 31, 2019	December 31, 2020
		(In millions of Korean won)
KB GwS Private Securities Investment Trust	Other assets	641	641
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	37,857	38,756
	Loans measured at amortized cost (gross amount)	147,707	133,002
	Allowances for credit losses	12	202
	Other assets	520	545
	Deposits	45,447	39,520
	Provisions	10	292
	Insurance liabilities	108	109
	Other liabilities	346	205
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	Other assets	89	—
Jungdo Co., Ltd.	Deposits	4	4
Dongjo Co., Ltd.	Insurance liabilities	1	1
Dae-A Leisure Co., Ltd.	Deposits	753	636
	Other liabilities	14	21
Aju Good Technology Venture Fund	Deposits	5,456	3,093
	Other liabilities	2	1
KB Star Office Private Real Estate Investment Trust No.1	Loans measured at amortized cost (gross amount)	10,000	10,000
	Allowances for credit losses	4	5
	Other assets	136	137
	Deposits	8,293	4,255
	Other liabilities	66	24
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	13,118	8,097
	Other liabilities	4	1
WJ Private Equity Fund No.1	Other assets	—	2
	Deposits	—	349
KB IGen Private Equity Fund No.1*	Deposits	147	—
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss	2,000	2,000
	Other assets	—	144
RAND Bio Science Co., Ltd.	Deposits	4,452	693
	Loans measured at amortized cost (gross amount)	1	1
SY Auto Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	41,990	40,060
	Allowances for credit losses	4	57
	Other assets	63	65
	Deposits	8	6
	Provisions	13	—
	Insurance liabilities	13	13
	Other liabilities	70	76

		December 31, 2019	December 31, 2020
		(In millions of Korean won)
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	590	662
	Loans measured at amortized cost (gross amount)	1,992	3,210
	Allowances for credit losses	2	8
	Other assets	1	3
	Deposits	1,073	1,555
	Provisions	—	2
	Insurance liabilities	4	5
	Other liabilities	1	9
KB Pre IPO Secondary Venture Fund No.1	Deposits	2,955	629
	Other liabilities	1	—
Wise Asset Management Co., Ltd.	Deposits	21	—
Acts Co., Ltd.	Deposits	1	18
	Insurance liabilities	—	1
	Other liabilities	100	100
POSCO-KB Shipbuilding Fund	Other assets	—	264
Paycoms Co., Ltd.	Other assets	1	1
	Financial assets at fair value through profit or loss	1,157	1,226
	Deposits	1	1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)	11	4
	Deposits	6	1
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	7,054	923
	Other liabilities	4	—
APRO Co., Ltd.*	Loans measured at amortized cost (gross amount)	2,019	—
	Insurance liabilities	2	—
	Deposits	3,201	—
	Other liabilities	1	—
Iwon Alloy Co., Ltd.	Insurance liabilities	1	—
Computerlife Co., Ltd.	Deposits	1	—
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	3,419	4,250
	Other liabilities	2	71
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	8	9
Hasys.	Financial assets at fair value through profit or loss	6,000	6,000
	Deposits	—	1
	Insurance liabilities	37	39
SKYDIGITAL INC.	Deposits	25	15
Rainist Co., Ltd.	Financial assets at fair value through profit or loss	7,504	9,141

		December 31, 2019	December 31, 2020
		(In millions of Korean won)
UPRISE, Inc.	Financial assets at fair value through profit or loss	250	250
	Loans measured at amortized cost (gross amount)	—	500
	Allowances for credit losses	—	1
	Deposits	—	11
Stratio, Inc.	Financial assets at fair value through profit or loss	1,000	1,000
	Deposits	726	13
Honest Fund, Inc.	Financial assets at fair value through profit or loss	3,999	3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss	2,000	2,000
	Loans measured at amortized cost (gross amount)	4	24
	Deposits	1,545	260
	Other liabilities	1	—
Jo Yang Industrial Co., Ltd.	Deposits	2	2
KB No.17 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,683	2,687
	Deposits	1,742	1,711
	Other liabilities	27	23
KB No.18 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	3,786	3,873
	Deposits	2,140	2,101
	Other liabilities	28	19
KB No.19 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,043	2,055
	Deposits	1,093	1,053
	Other liabilities	7	3
KB No.20 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	1,499	3,067
	Deposits	1,984	1,716
	Other liabilities	3	1
COSES GT	Financial assets at fair value through profit or loss	2,930	4,930
	Loans measured at amortized cost (gross amount)	—	500
	Allowances for credit losses	—	4
	Other assets	—	1
	Deposits	—	292
	Insurance liabilities	—	1
CWhy Inc.	Financial assets at fair value through profit or loss	2,000	—
Bomapp Inc.	Financial assets at fair value through profit or loss	1,999	1,999
	Insurance liabilities	2	2
Channel Corporation	Financial assets at fair value through profit or loss	2,000	4,551

		December 31, 2019	December 31, 2020
		(In millions of Korean won)
MitoImmune Therapeutics	Financial assets at fair value through profit or loss	5,000	5,000
KB-Solidus Global Healthcare Fund	Other assets	—	707
Bioprotect Ltd.	Financial assets at fair value through profit or loss	—	3,264
GOMI CORPORATION	Financial assets at fair value through profit or loss	—	500
	Loans measured at amortized cost (gross amount)	—	9
	Deposits	—	37
Copin Communications, Inc.	Financial assets at fair value through profit or loss	—	1,500
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss	—	1,200
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss	—	2,000
S&E BIO	Financial assets at fair value through profit or loss	—	2,000
	Deposits	—	1,142
Bluepointpartners Inc.	Financial assets at fair value through profit or loss	—	1,432
4N Inc.	Financial assets at fair value through profit or loss	—	200
	Deposits	—	76
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss	—	2,100
Contents First	Financial assets at fair value through profit or loss	—	6,146
	Deposits	—	1,823
	Other liabilities	—	7
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss	—	4,280
	Other assets	—	308
OKXE Inc.	Financial assets at fair value through profit or loss	—	800
GENINUS Inc.	Financial assets at fair value through profit or loss	—	5,599
	Deposits	—	13,630
	Other liabilities	—	15
FineKB Private Equity Fund No.1	Other assets	—	38
NEOMIO CORP.	Deposits	—	535
December & Company Inc.	Deposits	—	1
KB Social Impact Investment Fund	Other assets	73	—
Fabric Time Co., Ltd.	Financial assets at fair value through profit or loss	1,845	3,345
	Loans measured at amortized cost (gross amount)	—	59
	Provisions	—	1
	Deposits	395	3,947
	Other liabilities	2	40

		December 31, 2019	December 31, 2020
		(In millions of Korean won)
BNF Corporation Ltd.*	Financial assets at fair value through profit or loss	2,259	—
	Loans measured at amortized cost (gross amount)	1,400	—
	Other assets	2	—
	Deposits	947	—
	Other liabilities	6	—
Key management	Loans measured at amortized cost (gross amount)	3,538	5,153
	Allowances for credit losses	1	2
	Other assets	3	5
	Deposits	15,339	17,167
	Insurance liabilities	1,984	2,501
	Other liabilities	289	371
Other
Retirement pension	Other assets	366	295
	Other liabilities	17,620	10,600

*	Excluded from the Group’s related party as of December 31, 2020, therefore, the remaining outstanding balances with those entities are not disclosed.

43.3 Significant lending transactions with related parties for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Beginning		Increase		Decrease		Ending
	(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	22	￦	43	￦	(22)	￦	43
Incheon Bridge Co., Ltd.		191,088		4,982		(10,506)		185,564
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		—		2,000		—		2,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		48,356		28,088		(34,454)		41,990
Food Factory Co., Ltd.		730		1,872		(20)		2,582
Built On Co., Ltd.*		401		—		(401)		—
Acts Co., Ltd.		—		68		(68)		—
Paycoms Co., Ltd.		1,032		125		—		1,157
Big Dipper Co., Ltd.		5		11		(5)		11
APRO Co., Ltd.*		—		2,019		—		2,019
JLK Inspection Co., Ltd.*		7,300		(7,300)		—		—
TESTIAN Inc.*		615		24		(639)		—
RMGP Bio-Pharma Investment Fund, L.P.		3,051		368		—		3,419
RMGP Bio-Pharma Investment, L.P.		4		4		—		8
Hasys.		5,864		136		—		6,000
Rainist Co., Ltd.		2,504		5,000		—		7,504
Spark Biopharma Inc.*		6,500		(6,500)		—		—
UPRISE, Inc.		250		—		—		250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		—		3,999		—		3,999
CellinCells Co., Ltd.		—		2,004		—		2,004
KB No.9 Special Purpose Acquisition Company*		2,481		—		(2,481)		—
KB No.10 Special Purpose Acquisition Company*		2,025		—		(2,025)		—
KB No.11 Special Purpose Acquisition Company*		737		—		(737)		—
KB No.17 Special Purpose Acquisition Company		—		2,683		—		2,683
KB No.18 Special Purpose Acquisition Company		—		3,786		—		3,786
KB No.19 Special Purpose Acquisition Company		—		2,043		—		2,043
KB No.20 Special Purpose Acquisition Company		—		1,499		—		1,499
COSES GT		—		2,930		—		2,930
CWhy Inc.		—		2,000		—		2,000
Bomapp Inc.		—		1,999		—		1,999
Channel Corporation		—		2,000		—		2,000
MitoImmune Therapeutics		—		5,000		—		5,000
Fabric Time Co., Ltd.		—		1,845		—		1,845
BNF Corporation Ltd.*		—		3,659		—		3,659
Key management		2,404		2,006		(872)		3,538

	2020
	Beginning		Increase		Decrease		Ending
	(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	43	￦	36	￦	(43)	￦	36
Incheon Bridge Co., Ltd.		185,564		901		(14,707)		171,758
Carlife Co., Ltd.		—		22		(22)		—
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		2,000		—		—		2,000
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		41,990		11,310		(13,240)		40,060
Food Factory Co., Ltd.		2,582		1,314		(24)		3,872
Acts Co., Ltd.		—		74		(74)		—
Paycoms Co., Ltd.		1,157		69		—		1,226
Big Dipper Co., Ltd.		11		4		(11)		4
APRO Co., Ltd.*		2,019		2,000		(4,019)		—
RMGP Bio-Pharma Investment Fund, L.P.		3,419		831		—		4,250
RMGP Bio-Pharma Investment, L.P.		8		1		—		9
Hasys.		6,000		—		—		6,000
Rainist Co., Ltd.		7,504		1,637		—		9,141
UPRISE, Inc.		250		500		—		750
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,004		24		(4)		2,024
KB No.17 Special Purpose Acquisition Company		2,683		4		—		2,687
KB No.18 Special Purpose Acquisition Company		3,786		87		—		3,873
KB No.19 Special Purpose Acquisition Company		2,043		12		—		2,055
KB No.20 Special Purpose Acquisition Company		1,499		1,568		—		3,067
COSES GT		2,930		2,500		—		5,430
CWhy Inc.		2,000		—		(2,000)		—
Bomapp Inc.		1,999		—		—		1,999
Channel Corporation		2,000		2,551		—		4,551
MitoImmune Therapeutics		5,000		—		—		5,000
Bioprotect Ltd.		—		3,264		—		3,264
GOMI CORPORATION		—		509		—		509
Copin Communications, Inc.		—		1,500		—		1,500
Go2joy Co., Ltd.		—		1,200		—		1,200
ClavisTherapeutics, Inc.		—		2,000		—		2,000
S&E BIO		—		2,000		—		2,000
Bluepointpartners Inc.		—		1,432		—		1,432
4N Inc.		—		200		—		200
Xenohelix Co., Ltd.		—		2,100		—		2,100
Contents First		—		6,146		—		6,146
KB-MDI Centauri Fund LP		—		4,280		—		4,280
Fabric Time Co., Ltd.		1,845		1,559		—		3,404
OKXE Inc.		—		800		—		800
GENINUS Inc.		—		5,599		—		5,599
BNF Corporation Ltd.*		3,659		1,000		(4,659)		—
Key management		3,538		5,141		(3,526)		5,153

*	Excluded from the Group’s related party as of December 31, 2020.

43.4 Significant borrowing transactions with related parties for the years ended December 31, 2019 and 2020, are as follows:

	2019
	Beginning		Borrowing		Repayment		Others[1]		Ending
		(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	15,674	￦	—	￦	(3,000)	￦	5,292	￦	17,966
Incheon Bridge Co., Ltd.		43,666		25,260		(5,260)		(18,219)		45,447
Doosung Metal Co., Ltd.		3		—		—		(3)		—
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		1,229		—		—		(476)		753
Carlife Co., Ltd.		2		—		—		(2)		—
Computerlife Co., Ltd.		1		—		—		—		1
SKYDIGITAL INC.		16		—		—		9		25
Jo Yang Industrial Co., Ltd.		—		—		—		2		2
Aju Good Technology Venture Fund		6,439		—		—		(983)		5,456
KB-KDBC Pre-IPO New Technology Business Investment Fund		7,088		15,000		(10,000)		(5,034)		7,054
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		18,813		—		—		(5,695)		13,118
KB Star Office Private Real Estate Investment Trust No.1		7,946		5,018		(5,072)		401		8,293
SY Auto Capital Co., Ltd.		5		—		—		3		8
KB No.9 Special Purpose Acquisition Company[2]		2,275		—		(2,266)		(9)		—
KB No.10 Special Purpose Acquisition Company[2]		1,666		—		(1,618)		(48)		—
KB No.11 Special Purpose Acquisition Company[2]		658		—		(530)		(128)		—
KB No.17 Special Purpose Acquisition Company		—		1,500		—		242		1,742
KB No.18 Special Purpose Acquisition Company		—		2,200		(100)		40		2,140
KB No.19 Special Purpose Acquisition Company		—		1,000		—		93		1,093
KB No.20 Special Purpose Acquisition Company		—		1,500		—		484		1,984
RAND Bio Science Co., Ltd.		232		1,900		—		2,320		4,452
Wise Asset Management Co., Ltd.		696		—		(682)		7		21
Built On Co., Ltd.[2]		7		—		—		(7)		—
Food Factory Co., Ltd.		68		—		—		1,005		1,073
Acts Co., Ltd.		29		—		—		(28)		1
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		182		—		—		(176)		6
APRO Co., Ltd.[2]		2,201		—		—		1,000		3,201
Rainist Co., Ltd.		1		—		—		(1)		—
Spark Biopharma Inc.[2]		2,630		17,000		(9,000)		(10,630)		—
Stratio, Inc.		516		—		—		210		726
NEXELON Inc.[2]		—		—		(200)		200		—
CellinCells Co., Ltd.		—		—		—		1,545		1,545
KB IGen Private Equity Fund No.1[2]		148		—		—		(1)		147
KB Pre IPO Secondary Venture Fund No.1		1,115		—		—		1,840		2,955
Fabric Time Co., Ltd.		—		—		—		395		395
BNF Corporation Ltd.[2]		—		—		—		947		947
Key management		13,818		13,520		(14,611)		2,611		15,338

	2020
	Beginning		Borrowing		Repayment		Others[1]		Ending
	(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	17,966	￦	1,000	￦	—	￦	1,016	￦	19,982
Incheon Bridge Co., Ltd.		45,447		20,000		(21,260)		(4,667)		39,520
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		753		—		—		(117)		636
Computerlife Co., Ltd.		1		—		—		(1)		—
SKYDIGITAL INC.		25		—		—		(10)		15
Jo Yang Industrial Co., Ltd.		2		—		—		—		2
Aju Good Technology Venture Fund		5,456		1,442		—		(3,805)		3,093
KB-KDBC Pre-IPO New Technology Business Investment Fund		7,054		1,500		(6,500)		(1,131)		923
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		13,118		—		—		(5,021)		8,097
NEOMIO CORP.		—		—		—		535		535
WJ Private Equity Fund No.1		—		—		—		349		349
KB Star Office Private Real Estate Investment Trust No.1		8,293		2,117		(5,630)		(525)		4,255
SY Auto Capital Co., Ltd.		8		—		—		(2)		6
KB No.17 Special Purpose Acquisition Company		1,742		1,525		(1,500)		(56)		1,711
KB No.18 Special Purpose Acquisition Company		2,140		2,063		(2,100)		(2)		2,101
KB No.19 Special Purpose Acquisition Company		1,093		1,000		(1,000)		(40)		1,053
KB No.20 Special Purpose Acquisition Company		1,984		1,522		(1,500)		(290)		1,716
RAND Bio Science Co., Ltd.		4,452		2,250		(3,750)		(2,259)		693
Wise Asset Management Co., Ltd.		21		—		—		(21)		—
Food Factory Co., Ltd.		1,073		1,503		(1,003)		(18)		1,555
Acts Co., Ltd.		1		—		—		17		18
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		6		—		—		(5)		1
APRO Co., Ltd.[2]		3,201		—		—		(3,201)		—
Hasys.		—		—		—		1		1
Stratio, Inc.		726		—		—		(713)		13
UPRISE, Inc.		—		—		—		11		11
CellinCells Co., Ltd.		1,545		—		—		(1,285)		260
COSES GT		—		—		—		292		292
Fabric Time Co., Ltd.		395		7,002		(3,801)		351		3,947
BNF Corporation Ltd.[2]		947		—		—		(947)		—
GOMI CORPORATION		—		—		—		37		37
S&E BIO		—		—		—		1,142		1,142
KB IGen Private Equity Fund No.1[2]		147		—		—		(147)		—
KB Pre IPO Secondary Venture Fund No.1		2,955		—		—		(2,326)		629
4N Inc.		—		—		—		76		76
Contents First		—		4,000		(3,000)		823		1,823
December & Company Inc.		—		—		—		1		1
GENINUS Inc.		—		—		—		13,630		13,630
Key management		15,338		21,319		(20,410)		920		17,167

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related party as of December 31, 2020.

43.5 Significant investment and withdrawal transactions with related parties for the years ended December 31, 2019 and 2020, are as follows:

	2019				2020
	Equity investments		Withdrawal and others		Equity investments		Withdrawal and others
	(In millions of Korean won)
Balhae Infrastructure Company	￦	592	￦	6,855	￦	894	￦	6,973
KB GwS Private Securities Investment Trust		—		7,276		—		9,523
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2		—		—		—		3,230
POSCO-KB Shipbuilding Fund		2,500		—		5,000		2,125
KB Pre IPO Secondary Venture Fund No.1		—		—		—		585
KB-KDBC Pre-IPO New Technology Business Investment Fund		5,000		—		—		6,400
KB-SJ Tourism Venture Fund		1,500		—		1,500		—
Korea Credit Bureau Co., Ltd.		—		135		—		90
KB-UTC Inno-Tech Venture Fund		450		—		16,965		—
KB-Solidus Global Healthcare Fund		10,400		13,520		10,920		4,940
KB-Stonebridge Secondary Private Equity Fund		7,070		1,855		9,093		—
WJ Private Equity Fund No.1		—		—		10,000		—
All Together Korea Fund No.2		—		—		100,000		90,127
KB Star Office Private Real Estate Investment Trust No.1		—		1,275		—		1,273
KB SPROTT Renewable Private Equity Fund No.1		1,667		—		4,129		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		—		—		5,700		—
JR GLOBAL REIT		—		—		219,493		3,639
IGIS No.371 Professional Investors’ Real Estate Investment Company*		—		—		10,000		10,000
Koreit Tower Real Estate Investment Trust Company*		—		—		30,000		30,000
Project Vanilla Co., Ltd.		—		—		2,450		—
December & Company Inc.		—		—		30,000		—
KB Social Impact Investment Fund		1,500		—		1,500		—
2020 KB Fintech Renaissance Fund		—		—		550		—
KB Material and Parts No.1 PEF		—		—		3,400		—
KB Private Equity Fund No.3		—		—		—		8,000
KoFC KBIC Frontier Champ 2010-5 (PEF)*		—		138		—		—
KB-TS Technology Venture Private Equity Fund		7,840		2,240		2,240		5,488
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		14,000		—		8,000		3,200
KB Cape No.1 Private Equity Fund		2,000		—		—		—
Aju Good Technology Venture Fund		1,960		—		—		2,885
KB No.9 Special Purpose Acquisition Company*		—		16		—		—
KB No.17 Special Purpose Acquisition Company		1		—		—		—
KB No.18 Special Purpose Acquisition Company		1		—		—		—
KB No.19 Special Purpose Acquisition Company		1		—		—		—
KB No.20 Special Purpose Acquisition Company		1		—		—		—
KBSP Private Equity Fund No.4		6,100		—		—		—

*	Excluded from the Group’s related party as of December 31, 2020.

43.6 Unused commitments provided to related parties as of December 31, 2019 and 2020, are as follows:

		December 31, 2019		December 31, 2020
		(In millions of Korean won or in a US Dollar)
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	￦	7,327	￦	6,433
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		557		564
KB GwS Private Securities Investment Trust	Purchase of securities		876		—
Aju Good Technology Venture Fund	Purchase of securities		1,154		—
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		93		98
KoFC POSCO HANWHA KB Shared Growth Private Equity Fund No.2	Purchase of securities		12,550		—
	Commitments on loss absorption priority		10,000		14,980
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		8,100		—
	Unused lines of credit for credit card		60		90
Food Factory Co., Ltd.	Loan commitments in Korean won		—		388
	Unused lines of credit for credit card		25		73
KB No.17 Special Purpose Acquisition Company	Unused lines of credit for credit card		—		441
KB No.18 Special Purpose Acquisition Company	Unused lines of credit for credit card		15		15
KB No.19 Special Purpose Acquisition Company	Unused lines of credit for credit card		1		—
CellinCells Co., Ltd.	Unused lines of credit for credit card		20		—
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		24		24
Big Dipper Co., Ltd.	Unused lines of credit for credit card		89		96
Fabric Time Co., Ltd.	Unused lines of credit for credit card		—		7
KB Pre IPO Secondary Venture Fund No.1	Commitments on loss absorption priority		1,671		1,671
POSCO-KB Shipbuilding Fund	Purchase of securities		5,000		—
KB-TS Technology Venture Private Equity Fund	Purchase of securities		5,936		3,696
KB-SJ Tourism Venture Fund	Purchase of securities		2,000		500
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of securities		18,000		10,000
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities		22,833		18,704
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		27,930		18,837
KB Social Impact Investment Fund	Purchase of securities		3,000		1,500
BNF Corporation Ltd.*	Loan commitments in Korean won		360		—
APRO Co., Ltd.*	Unused lines of credit for credit card		96		—
KB-UTC Inno-Tech Venture Fund	Purchase of securities		22,050		5,085
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		—		24,300
All Together Korea Fund No.2	Purchase of securities		—		990,000
FineKB Private Equity Fund No.1	Purchase of securities		—		25,000
KB-Solidus Global Healthcare Fund	Purchase of securities		24,700		2,120
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	8,911,002	USD	7,796,423
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	13,150	USD	17,132
KB-MDI Centauri Fund LP	Purchase of securities		—	USD	13,537,500
Key management	Loan commitments in Korean won		1,695		1,760

*	Excluded from the Group’s related party as of December 31, 2020.

43.7 Details of compensation to key management for the years ended December 31, 2018, 2019 and 2020, are as follows:

	2018
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	7,757	￦	418	￦	4,213	￦	12,388
Registered directors (non-executive)		960		—		—		960
Non-registered directors		7,135		273		3,314		10,722

	￦	15,852	￦	691	￦	7,527	￦	24,070

	2019
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	8,540	￦	425	￦	7,434	￦	16,399
Registered directors (non-executive)		1,030		—		—		1,030
Non-registered directors		9,157		360		7,510		17,027

	￦18,727		￦785		￦14,944		￦34,456

	2020
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	8,111	￦	672	￦	6,369	￦	15,152
Registered directors (non-executive)		1,133		—		—		1,133
Non-registered directors		10,782		396		6,934		18,112

	￦	20,026	￦	1,068	￦	13,303	￦	34,397

43.8 Details of collateral provided from related parties as of December 31, 2019 and 2020, are as follows:

	Assets pledged as collateral	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Associates
KB Star Office Private Real Estate Investment Trust No.1	Real estate	￦	13,000	￦	13,000
Key management	Time deposits and others		192		213
	Real estate		2,922		4,356

As of December 31, 2020, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ￦ 611,000 million to the project financing group that consists of the Group and 5 other institutions, and as subordinated collateral amounting to ￦ 384,800 million to subordinated debt holders that consist of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ￦ 400,000 million as collateral to the project financing group that consists of the Group and 5 other institutions.

44. Business Combination

44.1 Acquisition of Prudential Life Insurance Company of Korea Ltd.

44.1.1 General information

On August 26, 2020, the Group obtained an approval from the Financial Services Commission to acquire Prudential Life Insurance Company of Korea Ltd. On August 31, 2020, the Group acquired 100 percent share in the subsidiary through purchase of shares and obtained control.

The main purpose of the business combination is to improve competitiveness of life insurance business by including the acquiree into subsidiaries of the Group.

44.1.2 Identifiable assets acquired and liabilities assumed

Details of consideration paid, assets acquired and liabilities assumed are as follows:

	2020
	(In millions of Korean won)
Consideration
Cash	￦	2,299,541

Total consideration transferred		2,299,541

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		574,204
Financial assets at fair value through profit or loss		503,853
Financial assets at fair value through other comprehensive income		7,195,958
Securities measured at amortized cost		10,064,300
Loans measured at amortized cost		759,869
Derivatives		389
Property and equipment		178,537
Intangible assets[1]		10,382
Other assets		4,931,131

Total assets		24,218,623

Insurance liabilities[2]		16,752,888
Derivatives		1,166
Other liabilities		5,019,961

Total liabilities		21,774,015

Total identifiable net assets	￦	2,444,608

Non-controlling interests		—
Gain on a bargain purchase[3]		145,067

[1]	Memberships, software, development costs and others were previously held by Prudential Life Insurance Company of Korea Ltd.
[2]	Separately measured VOBA (Value of Business Acquired) was adjusted by applying an indirect method of intrinsic value to the carrying amount of insurance liabilities of the acquiree.
[3]	As a result of the business combination, gain on a bargain purchase was recognized as other non-operating income in the consolidated statement of comprehensive income.

For the allocation of consideration, the Group measured the acquiree’s identifiable assets and liabilities at their fair value at the acquisition date. The fair value is measured at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. If the value is not directly observed, it is estimated using an appropriate valuation technique.

Details of intangible assets recognized as the result of the business combination are as follows:

2020
(In millions of Korean won)
VOBA[1]	￦ (2,807,162)
Others[2]	10,382

￦ (2,796,780)

[1]

Negative VOBA was recognized and adjusted in the insurance liability. In accordance with IFRS No.4, an indirect method of intrinsic value is applied to the measurement of VOBA. VOBA is a similar concept to present value of in force business (PVIF) and present value of future profits (PVFP or PVP). The VOBA from intrinsic values is calculated through the actuarial model and cash flows that were originally used to calculate the embedded value of the insurance contracts.

[2]	Memberships, software, development costs and others were previously held by Prudential Life Insurance Company of Korea Ltd.

44.1.3 Expenses related to business combination

The Group incurred expenses of ￦ 10,183 million, including legal fees and due diligence fees, in connection with the business combination, and these were recognized as fee and commission expenses in the consolidated statement of comprehensive income.

44.1.4 Others

Operating income and net profit of Prudential Life Insurance Company of Korea Ltd. for the period after the acquisition date were ￦ 92,535 million and ￦ 55,711 million, respectively, which are reflected in the consolidated statement of comprehensive income.

If Prudential Life Insurance Company of Korea Ltd. was consolidated from the beginning of the current period, its operating income and net profit to be reflected in the consolidated statement of comprehensive income would be ￦ 529,678 million and ￦ 386,864 million, respectively.

44.2 Acquisition of PRASAC Microfinance Institution Plc (PRASAC).

On April 10, 2020, the Group acquired 161 million shares which is 70% of total 230 million shares in PRASAC, a microfinance company in Cambodia, for US$ 603 million from existing shareholders. Therefore, PRASAC became a subsidiary of the Group.

The main purpose of the business combination is to improve competitiveness of global business by maximizing the operational synergy with foreign subsidiaries.

Details of consideration paid, assets acquired and liabilities assumed are as follows:

	2020
	(In millions of Korean won)
Consideration
Cash	￦	733,976

Total consideration transferred		733,976

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		658,865
Loans measured at amortized cost		3,194,211
Financial investments		35
Property and equipment		24,472
Intangible assets		1,821
Current income tax assets		873
Deferred income tax assets		26,330
Other assets		37,325

Total assets		3,943,932

Deposits		2,222,944
Borrowings		1,038,684
Debentures		89,570
Current income tax liabilities		9,238
Deferred income tax liabilities		323
Other liabilities		101,696

Total liabilities		3,462,455

Total identifiable net assets	￦	481,477

Non-controlling interests[1]		144,443
Goodwill[2]		396,942

[1]	Measured at the proportionate share (30%) of the fair value of PRASAC’s net assets as of the acquisition date.
[2]	As a result of the business combination, there was a goodwill and the Group recognized it as intangible assets in the consolidated statement of financial position.

Details of loans acquired are as follows:

	2020
	(In millions of Korean won)
Acquiree’s carrying amount of loans	￦	3,294,798
Present value of contractual cash flows not expected to be paid		(100,587)

Fair value of loans	￦	3,194,211

The Group has signed an agreement with the existing shareholders of PRASAC. The existing shareholders have the right of put option to sell 30% of the remaining shares to the Group, and they are entitled to exercise their rights at the exercise price calculated on the basis of the adjusted book value of net asset as of 2021 year-end, within six months from the issue date of the audit report or the confirmation date of the adjusted value. If the put option is not exercised until its expiry, the Group has a right to exercise a call option during the six months following the expiry of such put option. All shareholders are restricted from selling shares or additional pledge before exercising the put option and call option. In addition, the Group has agreed to pay dividends to existing shareholders of PRASAC for 30% of the amount exceeding USD 370 million based on the adjusted carrying value of net asset and this payment can be added to the exercised price of put option in accordance with the shareholders’ agreement.

Amount of the recognized liabilities and deducted equity in relation to the above agreement with shareholders are as follows:

	2020
	(In millions of Korean won)
Agreement with shareholders (purchase of remaining shares and payment of dividends)
Other payables (present value of exercising price of options)	￦	308,236
Other payables (present value of expected dividends)		102,986

	￦	411,222

Attributable to ordinary equity holders of the Parent Company (capital surplus)		(411,222)

Operating income and net profit of PRASAC for the period after the acquisition date were ￦ 147,571 million and ￦ 118,339 million, respectively, which are reflected in the consolidated statement of comprehensive income, and the amount attributed to net profit to shareholders of the Parent Company is ￦ 82,837 million.

If PRASAC was consolidated from the beginning of the current period, its operating income and net profit to be reflected in the consolidated statement of comprehensive income would be ￦ 183,735 million and ￦ 147,383 million, respectively and the amount that would have been attributed to net profit to shareholders of the Parent Company is ￦ 103,168 million.

44.3 Acquisition of PT Bank Bukopin TBK

At the Board of Directors meeting held on July 16, 2020, the Group has decided to acquire additional ordinary shares of PT Bank Bukopin TBK, the Group’s associate, which operates a banking business in Indonesia, through issuance of shares in the form of an allotment to shareholders (1st) and an allotment to the third party (2nd).

Accordingly, the Group acquired 2,967,600,372 ordinary shares for IDR 534,168,066,960 (￦ 43,909 million) from issuance of shares in the form of an allotment to shareholders (1st) on July 30, 2020, and 16,360,578,947 ordinary shares for IDR 3,108,509,999,930 (￦ 252,722 million) from issuance of shares in the form of an allotment to the third party (2nd) on September 2, 2020. The Group secured 67.00% of PT Bank Bukopin TBK through paid-in capital increase twice, and PT Bank Bukopin TBK became a subsidiary of the Group on September 2, 2020.

The main purpose of the business combination is to improve competitiveness of global business by maximizing the operational synergy with foreign subsidiaries.

Details of consideration paid, assets acquired and liabilities assumed are as follows:

	2020
	(In millions of Korean won)
Consideration
Fair value of existing shares at the time of exchange	￦	78,446
Cash (=16,360,578,947shares x 190 IDR)		252,722

Total consideration transferred		331,168

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		300,424
Financial assets at fair value through profit or loss		3,960
Derivative assets		130
Loans measured at amortized cost		4,256,209
Financial investments		469,625
Property and equipment		280,197
Intangible assets		99,085
Deferred income tax assets		25,350
Assets held for sale		183,642
Other assets		272,775

Total assets		5,891,397

Deposits		4,253,557
Borrowings		838,142
Debentures		141,806
Provisions		3,522
Net defined benefit liabilities		15,141
Other liabilities		276,336

Total liabilities		5,528,504

Total identifiable net assets	￦	362,893

Non-controlling interests[1]		120,945
Goodwill[2]		89,220

[1]	The sum of the existing non-controlling interests held by PT Bank Bukopin TBK and the proportionate share (33%) of the fair value of PT Bank Bukopin TBK’s net assets as of the acquisition date.
[2]	As a result of the business combination, there was a goodwill and the Group recognized it as intangible assets in the consolidated statement of financial position.

Details of loans acquired are as follows:

	2020
	(In millions of Korean won)
Acquiree’s carrying amount of loans	￦	5,053,321
Present value of contractual cash flows not expected to be paid		(797,112)

Fair value of loans	￦	4,256,209

In 2020, the Group measured 33.90% shares of PT Bank Bukopin TBK, which the Group held before the business combination, at fair value, and recognized ￦ 30,277 million as gain on investment in associates in the consolidated statement of comprehensive income.

Operating loss and net loss of PT Bank Bukopin TBK for the period after the acquisition date were ￦ 61,051 million and ￦ 43,402 million, respectively, which are reflected in the consolidated statement of comprehensive income, and the amount attributed to net loss to shareholders of the Parent Company is ￦ 29,223 million.

If PT Bank Bukopin TBK was consolidated from the beginning of the current period, its operating loss and net loss to be reflected in the consolidated statement of comprehensive income would be ￦ 190,584 million and ￦ 146,227 million, respectively and the amount that would have been attributed to net loss to shareholders of the Parent Company is ￦ 97,981 million.

Details of intangible assets recognized as a result of business combinations are as follows:

	2020
	(In millions of Korean won)
Core deposits[1]	￦	95,477
Others[2]		3,608

	￦	99,085

[1]	It is an identifiable intangible asset and reflects the fair value of financing costs saved through stable relationships with saving customers.
[2]	Software and other intangible assets which were previously held by PT Bank Bukopin TBK.

44.4 Acquisition of PT. Finansia Multi Finance

On July 3, 2020, the Group acquired 80 percent share in PT. Finansia Multi Finance, which is engaged in financial services in Indonesia, and obtained control.

The main purpose of the business combination is to improve competitiveness of global business by maximizing the operational synergy with foreign subsidiaries.

Details of consideration paid, assets acquired and liabilities assumed are as follows:

	2020
	(In millions of Korean won)
Consideration
Cash	￦	89,689

Total consideration transferred		89,689

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and due from financial institutions		24,150
Loans measured at amortized cost		191,039
Property and equipment		13,837
Intangible assets		13,409
Other assets		17,587

Total assets		260,022

Borrowings		146,588
Debentures		46,865
Other liabilities		19,233

Total liabilities		212,686

Total identifiable net assets	￦	47,336

Non-controlling interests[1]		9,467
Goodwill[2]		51,820

[1]	Measured at the proportionate share (20%) of the fair value of PT. Finansia Multi Finance’s net assets as of the acquisition date.
[2]	As a result of the business combination, there was a goodwill and the Group recognized it as intangible assets in the consolidated statement of financial position.

The Group incurred expenses of ￦ 1,064 million and ￦ 1,623 million for the 2020 and 2019, respectively, including legal fees and due diligence fees, in connection with the business combination, and these were recognized as fee and commission expenses in the consolidated statement of comprehensive income.

Operating loss and net loss of PT. Finansia Multi Finance for the period after the acquisition date were ￦ 4,432 million and ￦ 3,456 million, respectively, which are reflected in the consolidated statement of comprehensive income.

If PT. Finansia Multi Finance was consolidated from the beginning of the current period, its operating loss and net loss to be reflected in the consolidated statement of comprehensive income would be ￦ 26,166 million and ￦ 19,187 million, respectively and the amount that would have been attributed to net loss to shareholders of the Parent Company is ￦ 15,349 million.

45. Approval of Issuance of the Consolidated Financial Statements

The Group’s consolidated financial statements as of and for the year ended December 31, 2020 was certified by management on April 27, 2021.

46. Parent Company Information

The following tables present the Parent Company Only financial information:

Condensed Statements of Financial Position

	December 31, 2019		December 31, 2020
	(In millions of Korean won)
Assets
Cash and due from financial institutions	￦	18,537	￦	23,084
Financial assets at fair value through profit or loss		413,909		474,262
Loans at amortized cost		120,000		179,542
Investments in subsidiaries*
Banking subsidiaries		14,821,721		14,821,721
Nonbanking subsidiaries.		9,340,395		11,698,159
Other assets		632,074		911,723

Total assets	￦	25,346,636	￦	28,108,491

Liabilities and shareholders’ equity
Borrowings	￦	—	￦	100,000
Debentures		5,543,446		6,128,043
Other liabilities		621,291		894,828
Shareholders’ equity		19,181,899		20,985,620

Total liabilities and shareholders’ equity	￦	25,346,636	￦	28,108,491

*	Investments in subsidiaries were accounted at cost method in accordance with IAS No.27.

Condensed Statements of Comprehensive Income

	2018		2019		2020
	(In millions of Korean won)
Income
Dividends from subsidiaries	￦	1,089,556	￦	926,934	￦	1,573,411
Interest from subsidiaries		5,710		3,618		3,519
Other income		20,940		22,709		22,749

Total income		1,116,206		953,261		1,599,679

Expense
Interest expense		122,451		126,065		132,437
Non-interest expense		65,027		80,355		87,876

Total expense		187,478		206,420		220,313

Profit before income tax expense		928,728		746,841		1,379,366

Income tax benefit (expense)		(2,823)		(854)		49

Profit for the year		925,905		745,987		1,379,415

Other comprehensive loss for the year, net of tax		(1,911)		(520)		(368)

Total comprehensive income for the year	￦	923,994	￦	745,467	￦	1,379,047

*

The condensed statements of comprehensive income for the years ended December 31, 2019 and 2020 are prepared in accordance with IFRS No.16, and the comparatives for the year ended December 31, 2018 has not been restated.

Condensed Statements of Cash Flows

	2018		2019		2020
	(In millions of Korean won)
Operating activities
Net income	￦	925,905	￦	745,987	￦	1,379,415
Reconciliation of net income (loss) to net cash provided by operating activities:
Other operating activities, net		(1,243)		(274)		9,930

Net cash inflow from operating activities		924,662		745,713		1,389,345

Investing activities
Net payments to subsidiaries		—		(100,000)		(2,347,543)
Other investing activities, net		(43,554)		(200,609)		(146,477)

Net cash outflow from investing activities		(43,554)		(300,609)		(2,494,020)

Financing activities
Net decrease in borrowings		(164)		(298,321)		100,000
Increases in debentures		897,872		1,037,656		1,537,091
Repayments of debentures and lease liabilities		(688,486)		(868,723)		(940,610)
Issuance of hybrid securities		—		399,085		1,296,693
Cash dividends paid		(766,728)		(766,249)		(883,952)
Acquisition of treasury shares		(224,700)		(274,317)		—

Net cash inflow (outflow) from financing activities		(782,206)		(770,869)		1,109,222

Net increase(decrease) in cash and cash equivalents		98,902		(325,765)		4,547
Cash and cash equivalents at January 1		245,397		344,299		18,534

Cash and cash equivalents at December 31	￦	344,299	￦	18,534	￦	23,081

*

The condensed statements of cash flows for the years ended December 31, 2019 and 2020 are prepared in accordance with IFRS No.16, and the comparatives for the year ended December 31, 2018 has not been restated.