Form 20-F
period 2021-12-31
KB Financial Group Inc.
filed 2022-04-27
CIK 1445930

As filed with the Securities and Exchange Commission on April 27, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
8-gil
,
Yeongdeungpo-gu,
Seoul 07331, Korea
(Address of principal executive offices)
Peter BongJoong Kwon
18F, Kookmin Bank, 141, Uisadang-daero,
Yeongdeungpo-gu,
Seoul 07332, Korea
Telephone No.:
+82-2-2073-2845
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
￦
5,000 per share
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

Auditor Name: KPMG Samjong Accounting Corp.	Auditor Location: Seoul, Korea	Auditor Firm ID: 01357
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

i

ii

Item 17.	FINANCIAL STATEMENTS	216

Item 18.	FINANCIAL STATEMENTS	216

Item 19.	EXHIBITS	216

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 included in this annual report. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2019, 2020 and 2021 has been prepared in accordance with IFRS as issued by the IASB, which is not comparable to information prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.
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
For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2021, which was ￦1,185.5 = US$1.00.

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
In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking
statements contained in this annual report could include, but are not limited to:

•	the occurrence of severe health epidemics (including the ongoing COVID-19 pandemic) in Korea or other parts of the world;

•	general economic and political conditions in Korea or other countries that have an impact on our business activities or investments;

•	the monetary and interest rate policies of Korea;

•	inflation or deflation;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	prices and yields of equity and debt securities;

•	the performance of the financial markets in Korea and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in Korea; and

•	regional or general changes in asset valuations.
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

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

Item 3.	KEY INFORMATION

Item 3.A.	[Reserved]

Item 3.B.	Capitalization and Indebtedness
Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds
Not applicable.

Item 3.D.	Risk Factors
Risks relating to our retail credit portfolio
Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.
In recent years, consumer debt has increased significantly in Korea. Our portfolio of retail loans, including mortgage and home equity loans, increased from ￦158,807 billion as of December 31, 2018 to ￦166,307 billion as of December 31, 2019, ￦182,437 billion as of December 31, 2020 and ￦191,641 billion as of December 31,

2021. As of December 31, 2021, our domestic retail loans represented 45.5% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, increased from ￦56,200 billion as of December 31, 2018 to ￦71,223 billion as of December 31, 2021; as a percentage of total outstanding retail loans, such balance increased from 35.4% as of December 31, 2018 to 37.2% as of December 31, 2021. The growth of our retail lending business, which generally offers higher margins than other lending activities, has contributed significantly to our interest income and profitability in recent years.
The growth of our retail loan portfolio, together with fluctuating economic conditions in Korea and globally in recent years, especially in light of the ongoing
COVID-19
pandemic caused by a new strain of coronavirus, may lead to increases in delinquency levels and a deterioration in asset quality. The amount of our non-performing
retail loans (defined as those loans that are past due by 90 days or more) was ￦304 billion as of December 31, 2018, ￦376 billion as of December 31, 2019, ￦306 billion as of December 31, 2020 and ￦259 billion as of December 31, 2021. However, higher delinquencies in our retail loan portfolio in the future will require us to increase our loan loss provisions and charge-offs,
which in turn will adversely affect our financial condition and results of operations.
Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt consumers could result in a deterioration in the credit quality of our retail loan portfolio. For example, the debilitating impact of the
COVID-19
pandemic on Korea’s economy has disrupted the business, activities and operations of consumers, which in turn has resulted in, and in the future could result in, a significant decrease in the number of financial transactions or the inability of our customers to meet existing payment or other obligations to us. See “Other risks relating to our business—The ongoing global pandemic of
COVID-19
and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” In addition, a rise in unemployment, an increase in interest rates or a decline in real estate prices in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults. See “Risks relating to Korea—Unfavorable financial and economic developments in Korea may have an adverse effect on us.” Despite our efforts to minimize our risk as a result of such exposure, there is no assurance that we will be able to prevent significant credit quality deterioration in our retail loan portfolio.
In addition, we are exposed to changes in regulations and policies on retail lending by the Korean government, which may adopt measures to restrict retail lending or encourage financial institutions to provide financial support to certain types of retail borrowers. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. A decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and rising interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our retail loan portfolio.
Under a
pre-workout
program established by Korean banks for retail borrowers with outstanding short-term debt in default, including us, which has been in operation since April 2009, maturity extensions and/or interest reductions are provided for retail borrowers with total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) from two or more financial institutions who are in arrears on their payments for more than 30 days but less than 90 days, and who either have an income in excess of the minimum cost of living or are deemed by the Credit Counseling and Recovery Service, a public service organization that provides debt adjustment services to low-income
families in Korea, to have the ability to repay their loans. In addition, in March 2015 and September 2019, in response to increasing levels of consumer debt and amid concerns over the debt-servicing
capacity of retail borrowers if interest rates were to rise, the Korean government launched, and requested Korean banks to participate in, mortgage loan refinancing programs aimed at reducing the payment burden on and improving the asset quality of outstanding mortgage loans. Under such refinancing programs, qualified retail borrowers were able to convert their outstanding non-amortizing
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
With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) was 1.25% as of December 31, 2019, which decreased to 1.06% as of December 31, 2020 and 0.91% as of December 31, 2021. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. As of December 31, 2021, these restructured loans outstanding amounted to ￦112 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 1.4% of our credit card receivables (including credit card loans) as of December 31, 2021. Delinquencies may increase in 2022 and in the future as a result of, among other things, adverse economic conditions in Korea, additional government regulations or the inability of Korean consumers to manage increased household debt.
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
and
Medium-sized
Enterprise Banking”). Our loans to
small-
and
medium-sized
enterprises increased from ￦106,015 billion as of December 31, 2018 to ￦138,627 billion as of December 31, 2021. During that period, non-performing
loans (defined as those loans that are past due by 90 days or more) to small-
and
medium-sized
enterprises decreased from ￦267 billion as of December 31, 2018 to ￦204 billion as of December 31, 2019, ￦162 billion as of December 31, 2020 and ￦102 billion as of December 31, 2021. The non-performing
loan ratio for such loans decreased from 0.3% as of December 31, 2018 to 0.2% as of December 31, 2019 and 0.1% as of December 31, 2020 and 2021. However, our
non-performing
loans and
non-performing
loan ratio may increase in 2022. According to data compiled by the Financial Supervisory Service, the delinquency ratio for
Won-currency
loans by Korean commercial banks to
small-
and
medium-sized
enterprises was 0.3% as of December 31, 2021. The delinquency ratio for
Won-currency
loans to
small-
and
medium-sized
enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans decreased from 0.3% as of December 31, 2018 to 0.1% as of December 31, 2021.
However, our delinquency ratio for such Won currency loans may increase in 2022.
The Korean government has historically introduced policies and initiatives intended to encourage Korean banks to provide financial support to small-
and
medium-sized
enterprise borrowers. For example, the Korean

government requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small-
and
medium-sized
enterprises on an expedited basis since 2008. Since the termination of the “fast track” program in 2016, the Financial Services Commission implemented a swift financial assistance program for small-
and
medium-sized
enterprise borrowers for a period of five years beginning on January 1, 2017, and in December 2021, the expiration of such program was extended to June 2022. Financial institutions participating in such program, including us, have provided financial assistance (including in the form of new loans, extension of maturity on existing obligations and provision of lower interest rates) to small-
and
medium-sized
enterprise borrowers that are experiencing temporary liquidity crises but have a credit rating exceeding a certain threshold. The overall prospects for the Korean economy in 2022 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small-
and
medium-sized
enterprises. In particular, the ongoing
COVID-19
pandemic affecting many countries worldwide, including Korea, has prompted the Korean government in recent months to implement various emergency aid initiatives involving Korean banks, including Kookmin Bank, to provide liquidity assistance to small- and medium-sized
enterprise borrowers. See “Other risks relating to our business—The ongoing global pandemic of
COVID-19
and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” Such initiatives include the provision of new loans to borrowers with low credit ratings, extension of maturity dates for existing loans and suspension of interest payment obligations for an extended period of time. Our participation in such government-led
initiatives may lead us to extend credit to
small-
and
medium-sized
enterprise borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small-
and
medium-sized
enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small-
and
medium-sized
enterprise borrowers resulting from such
government-led
initiatives may have a material adverse effect on our financial condition and results of operations.
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
In addition, many small- and
medium-sized
enterprises have close business relationships with the largest Korean commercial conglomerates, known as “
chaebols
”, primarily as suppliers. Any difficulties encountered by those chaebols
would likely hurt the liquidity and financial condition of related small- and medium-sized
enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans.
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
As of December 31, 2021, we had loans outstanding to construction (most of which are small-
and
medium-sized
enterprises), shipbuilding and shipping companies in the amount of ￦4,606 billion, ￦558 billion and ￦189 billion, or 1.09%, 0.13% and 0.04% of our total loans, respectively. We also have other exposures to Korean construction, shipbuilding and shipping companies, including in the form of guarantees extended on behalf of such companies and debt and equity securities of such companies held by us.
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
The construction industry in Korea has been stagnant in recent years due to stringent government regulations on real estate and a decrease in overseas construction orders, among others. While the construction industry has experienced signs of recovery resulting from higher demand for residential buildings relative to their supply and increases in the Korean government’s spending on social overhead capital, the construction industry has yet to recover fully. The shipbuilding industry in Korea has experienced a severe downturn in recent years reflecting a significant decrease in ship orders, primarily due to oversupply. Although shipbuilding companies in Korea have seen a gradual increase in ship orders resulting from an increase in global consumer spending in 2021 and higher demand for eco-friendly
Korean ships due to the strengthening of global environmental regulations, the financial condition of many of these companies continues to suffer from the effects of stagnant demand for ships in recent years. The shipping industry in Korea experienced a severe downturn in recent years due to movement restrictions and reduced traffic caused by the onset of the
COVID-19
pandemic, although it has since seen strong growth due to increased global traffic resulting from increases in consumer spending and shipments as well as higher shipping rates reflecting more stringent global environmental regulations.
The allowances that we have established against our credit exposures to Korean construction, shipbuilding and shipping companies may not be sufficient to cover all future losses arising from such exposures. If the asset quality of our exposures to such companies declines further, we may incur substantial additional provisions (including in connection with restructurings of such companies) and charge-offs, which could adversely impact our results of operations and financial condition. See “—Risks relating to our large corporate loan portfolio—We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required and/or the adoption of restructuring plans with which we do not agree.” Furthermore, although a portion of our credit exposures to construction, shipbuilding and shipping companies are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such credit exposures. See “—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

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

•
In August 2020, we acquired all of the outstanding shares of The Prudential Life Insurance Company of Korea, Ltd., or Prudential Life Insurance, a provider of life insurance services in Korea, from Prudential Financial, Inc. for ￦2.3 trillion, as a result of which Prudential Life Insurance became a wholly-owned subsidiary. In order to maximize synergy effects in our life insurance operations, we plan to conduct a merger of Prudential Life Insurance and KB Life Insurance Co., Ltd. to be completed by January 2023. The details of such merger, however, have not yet been finalized as of the date of this annual report.

See “Item 5.A. Operating Results—Overview—Acquisitions.”
We may continue to increase our equity interest in our subsidiaries or investees and may also consider acquiring or merging with other financial institutions to achieve more balanced growth and further diversify our revenue base. For example, as part of our continued efforts to expand our businesses abroad, in particular in Southeast Asia, we acquired a 70% stake in PRASAC Microfinance Institution Plc., or PRASAC, a provider of microfinance and deposit-taking services in Cambodia, through Kookmin Bank, in April 2020. Subsequently, in October 2021, we acquired the remaining 30% interest in PRASAC, which increased our ownership of PRASAC to 100%. In addition, through a series of acquisitions from July 2018 to September 2020, we obtained a 67% interest in PT Bank Bukopin TBK of Indonesia, or Bank Bukopin, through Kookmin Bank, and changed its name to PT Bank KB Bukopin, Tbk in February 2021. The integration of our new subsidiaries’ or investees’ separate businesses and operations, as well as those of any companies we may acquire or merge with in the future, under our financial holding company structure could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The realization of the anticipated benefits of our financial holding company structure and any mergers or acquisitions we decide to pursue may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

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
Furthermore, the introduction of Internet-only banks in Korea has led to an increase in competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K Bank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which Kookmin Bank held an 8.0% equity interest as of December 31, 2021, commenced operations in July 2017.
Most recently, Toss Bank, another Internet-only bank, commenced operations in October 2021.
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
In addition, we believe that regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. In the second half of 2015, the Korean government implemented measures to facilitate bank account portability of retail customers by requiring commercial banks to establish systems that allow retail customers to easily switch their bank accounts at one commercial bank to another and automatically transfer the automatic payment settings of their former accounts to the new ones. Such measures have further intensified competition among financial institutions in Korea. Moreover, in March 2016, the Financial Services Commission introduced an individual savings account scheme in Korea, which enables individuals to efficiently manage a wide range of retail investment vehicles, including cash deposits, funds and securities investment products, from a single integrated account with one financial institution and offers tax benefits on investment returns. Since the scheme backed by the Korean government allows only one individual savings account per person, financial institutions have been competing to retain existing customers and attract new customers since the launch of the individual savings account scheme. Over 30 financial institutions, including banks, securities companies and insurance companies, have registered with the Financial Services Commission to sell their individual savings account products and competition among these financial institutions is expected to remain intense. More recently, in August 2020, amendments to the Credit Information Use and Protection Act established the framework for MyData services in Korea, which allow the collection of customers’ personal credit information from credit information providers/users or public institutions upon the customer’s request and subject to compliance requirements, so that customers may access such collected personal credit information in whole or in part. As of October 31, 2021, the Financial Services Commission had granted licenses to 45 companies to operate as MyData service providers, 19 of which were fintech firms, and competition between traditional financial institutions and fintech firms is expected to intensify, particularly with respect to asset management services. MyData services are currently offered through several channels including KB Star Banking, our mobile banking application, and Liiv Mate, a MyData-based platform operated by KB Kookmin Card.
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
Of our 20 largest corporate exposures (including loans, debt and equity securities and guarantees and acceptances) as of December 31, 2021, ten were to companies that were members of the 32 largest highly-

indebted business groups among
chaebols
in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to 32 of such largest highly-indebted business groups among chaebols
was ￦32,088 billion, or 5.3% of our total exposures. If the credit quality of our exposures to chaebols
declines as a result of financial difficulties they experience or for other reasons, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition.
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
As of December 31, 2021, our loans and guarantees to companies that were in workout, restructuring or rehabilitation amounted to ￦230 billion, or 0.1% of our total loans and guarantees, most of which was classified as impaired. As of the same date, our allowances for credit losses on these loans and guarantees amounted to ￦118 billion, or 51.3% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity
conversions). Our exposures as of December 31, 2021 with respect to such securities of companies in workout, restructuring or rehabilitation amounted to less than ￦1 billion, or less than 0.01% of our total debt securities and equity securities, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout or restructuring, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.
In particular, as of December 31, 2021, we had ￦440 billion of outstanding exposures, comprising ￦85 billion of loans, ￦4 billion of debt securities, ￦26 billion of equity securities and ￦325 billion of guarantees (mainly in the form of refund guarantees relating to shipbuilding contracts), to Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME, which has been pursuing a voluntary restructuring program. In April 2017, the creditors of DSME agreed on a plan to provide additional financial support to DSME in connection with its voluntary restructuring program, under which the Korea Development Bank and the Export-Import Bank of Korea would provide ￦2.9 trillion of new loans to DSME, on the condition that DSME’s other creditors and bondholders agree to a ￦2.9 trillion debt-to-equity
swap. The financial support plan required the Korean commercial bank creditors of DSME (including us) to swap 80% of our outstanding unsecured loans into equity of DSME and extend the maturity of the remaining loans for a period of five years. The financial support plan, which is currently scheduled to expire in December 2022, also requires DSME’s creditors (including us) to provide additional refund guarantees in connection with future shipbuilding contracts of DSME. The implementation of the financial support plan for DSME has required and may continue to require us to increase our loan loss provisions and recognize write-offs and impairment losses with respect to our exposures to DSME and may therefore have a material adverse impact on our results of operations and financial condition. Furthermore, there is no guarantee that the plan will be successful in ensuring the financial viability of DSME.
A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.
As of December 31, 2021, our loans and guarantees to our 20 largest borrowers totaled ￦11,960 billion and accounted for 2.8% of our total loans and guarantees.
As of that date, our single largest corporate credit exposure was to The Korea Securities Finance Corporation, to which we had outstanding debt securities of ￦5,755 billion and an additional exposure of ￦59 billion in the form of equity securities. Any deterioration in the financial condition of The Korea Securities Finance Corporation or our other large corporate borrowers, including those in industries particularly affected by the
COVID-19
pandemic to which we have exposures such as the transportation, food and beverage, hotel, leisure and shipping industries and certain sectors of the manufacturing industry, may require us to record substantial additional provisions and charge-offs and may have a material adverse impact on our results of operations and financial condition.
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
Pursuant to the risk-based capital adequacy requirements implemented by the Financial Services Commission, insurance companies in Korea are required to maintain a statutory ratio of available regulatory capital to risk-weighted assets of not less than 100% on a consolidated basis. Furthermore, the Financial Supervisory Service had previously recommended that insurance companies maintain a risk-based capital adequacy ratio of not less than 150%, and its former administrative guidelines had required insurance companies failing to maintain such recommended 150% ratio to submit a capital increase plan. Although the Financial Supervisory Service has since withdrawn such administrative guidelines, we believe that a risk-based capital adequacy ratio of not less than 150% is still considered standard in the Korean insurance industry. Risk-based capital adequacy requirements require insurance companies to hold adequate capital to cover their exposures to interest rate risk, market risk, credit risk and operational risk as well as insurance risk by reflecting such risks in their calculation of risk-weighted assets. As of December 31, 2021, KB Insurance, Prudential Life Insurance and KB Life Insurance had a risk-based capital adequacy ratio of 179.39%, 342.35% and 186.49%, respectively.
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
IFRS 17 will introduce a fundamentally different approach to current accounting policies in terms of both liability measurement and profit recognition. Under IFRS 17, insurance contract liabilities will no longer be calculated based on historical or past assumptions but based on the present value of future insurance cash flows using a discount rate reflecting current interest rates and the characteristics of the insurance contracts, with a risk adjustment and deferral of up-front
profits. Among other effects, this may result in an increase in the level of the liabilities of our insurance subsidiaries, which would lead to a decrease in the balance of their available capital, which in turn may lower their risk-based capital adequacy ratio, depending on the solvency regime applicable at the time. In addition, under IFRS 17, certain parts of premium income from insurance contracts will be allocated over the coverage period in proportion to the value of expected coverage and other services that the insurer will provide over such period, rather than recognized at the time of receipt of premium payments, and the investment component of an insurance contract (which refers to amounts to be repaid to policyholders even if the insured event does not occur) will be disaggregated and excluded from premium income. Such changes to revenue recognition methodology will likely change the presentation of our reported revenue from our insurance operations in our financial statements. In recent years, the IASB issued several amendments to IFRS 17 aimed at simplifying certain requirements and providing additional transition relief for companies subject to IFRS 17.
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
COVID-19,
an infectious disease caused by severe acute respiratory syndrome coronavirus 2, has spread globally and was declared a “pandemic” by the World Health Organization in March 2020. The ongoing
COVID-19
pandemic has materially and adversely affected the global economy and financial markets as well as disrupted our business operations.
Risks associated with a prolonged
COVID-19
pandemic or other types of widespread infectious diseases include:

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
The overall prospects for the Korean and global economy in 2022 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, such as the ongoing COVID-19 pandemic;

•
hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken or may take in the future, such as the imposition of sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

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
Given the extensive use of LIBOR across financial markets, the transition away from LIBOR presents various risks and challenges to financial markets and institutions, including us, and in particular, Kookmin Bank, our banking subsidiary. As a commercial bank, Kookmin Bank uses various financial products that reference LIBOR, including, among others, commercial loans, deposits, borrowings and debentures. Kookmin Bank also enters into derivatives contracts in order to address the needs of its corporate clients to hedge their risk exposure as well as the need to hedge its own risk exposure that results from such client contracts. In February 2020, Kookmin Bank assembled a task force team in order to assess, identify, monitor and manage risks that may arise from the potential discontinuation of LIBOR. As of the date of this annual report, Kookmin Bank is continuing to transition to alternative reference rates in order to gradually reduce its exposure to LIBOR. For example, Kookmin Bank has selected the appropriate alternative reference rate and credit spread adjustment for each of its currencies in order to minimize any negative impact the difference between LIBOR and alternative reference rates may have on Kookmin Bank’s profitability. As of the date of this annual report, Kookmin Bank has amended all of its existing agreements in relation to the four currencies (excluding U.S. dollar) for which LIBOR quotation has been discontinued to replace the existing reference rates with alternative reference rates. Among the existing agreements in U.S. dollar, Kookmin Bank has also amended agreements expiring after June 2023 to replace the existing reference rates with alternative reference rates. LIBOR has not been used in any of Kookmin Bank’s new agreements since January 2022.
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
As of December 31, 2021, we held debt securities issued by Korean companies and financial institutions (other than those issued by the Bank of Korea, the Korea Development Bank, Korea Housing Finance Corporation, Industrial Bank of Korea and the Export-Import Bank of Korea, which are government-owned
or
-controlled
enterprises or financial institutions) with a total carrying amount of ￦58,008 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our statements of financial position is determined by references to suggested prices posted by Korean rating agencies or the Korea Financial Investment Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full book value at the time of any such sale of these securities and thus may incur losses.

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
If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2021, we had ￦112 billion of special reserves in respect of trust accounts for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2019, 2020 and 2021. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.
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
We meet a significant amount of our funding requirements through short-term
funding sources, which consist primarily of customer deposits. As of December 31, 2021, approximately 97.1% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term
deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding
investment opportunities emerge, our

liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term
and
long-term
funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”
We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.
Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2021, both we and Kookmin Bank, our banking subsidiary, were required to maintain a total minimum common equity Tier I capital adequacy ratio of 8.0%, Tier I capital adequacy ratio of 9.5% and combined Tier I and Tier II capital adequacy ratio of 11.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2021, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.46%, 14.54% and 15.77%, respectively, and Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 14.70%, 14.98% and 17.47%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small-
and
medium-sized
enterprises, or if we are not able to deploy our funding into suitably low-risk
assets.
The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted
assets of 3.5% and Tier I capital to
risk-weighted
assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2021 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2021. In July 2021, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2022, which would again subject us to an additional capital requirement of 1.0% in 2022. All such requirements are in addition to the pre-existing
requirement for minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted
assets set forth above. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “—Principal Regulations Applicable to Banks—Capital Adequacy.”
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
Interest rates in Korea have been subject to significant fluctuations in recent years. After the Bank of Korea reduced its policy rate to 1.50% in 2015 and again to 1.25% in June 2016 amid deflationary concerns and interest rate cuts by central banks around the world, it increased its policy rate to 1.50% in November 2017 and 1.75% in November 2018 in light of improved growth prospects in Korea and rising interest rate levels globally. However, the Bank of Korea again lowered its policy rate to 1.50% in July 2019 and to 1.25% in October 2019 in order to address the sluggishness of the global and domestic economy. Subsequently, the Bank of Korea further lowered its policy rate to 0.75% in March 2020 and to 0.50% in May 2020 in response to deteriorating economic conditions resulting from the
COVID-19
pandemic, before increasing its policy rate back to 0.75% in August 2021, 1.00% in November 2021, 1.25% in January 2022 and 1.50% in April 2022, in response to rising levels of household debt and inflation. All else being equal, an increase in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among retail borrowers. Rising interest rates may therefore require us to re-balance
our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.
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
We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent to a large extent on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs of deterioration and recovery. Following a period of deterioration due to the debilitating effects of the
COVID-19
pandemic on the Korean economy as well as on the economies of Korea’s major trading partners in 2020, the overall Korean economy has shown some signs of recovery in 2021. However, there can be no assurance that such recovery will continue in the future. See “Other risks relating to our business—The ongoing global pandemic of
COVID-19
and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.
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
COVID-19
pandemic, which, together, may lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of chaebols , other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain chaebols ;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	political uncertainty or increasing strife among or within political parties in Korea;

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
Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 3.8% 2019 to 4.0% in 2020 but decreased to 3.7% in 2021. Increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.
Risks relating to our common stock and ADSs
We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.
We have no current plans for any public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In addition, our major stockholder, the Korean National Pension Service, held approximately 9.05% of our total issued common stock as of December 31, 2021, which it may sell at any time.
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
Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 2,657.1 on April 25, 2022.
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
For certain of the information required by subpart 1400 of Regulation
S-K
not included in this Item 4, see “Item 8.A. Consolidated Statements and Other Financial Information.”

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
The address of our English website is
https://www.kbfg.com/Eng/index.jsp
.
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
Business
We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, one of the leading commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, non-life
and life insurance, capital markets activities and international banking and finance. As of December 31, 2021, we had consolidated total assets of ￦664 trillion, consolidated total deposits of ￦372 trillion and consolidated total equity of ￦48 trillion.
As part of our commercial banking activities, we provide credit and related financial services to individuals and small-
and
medium-sized
enterprises and, to a lesser extent, to large corporate customers. We also provide a full range of deposit products and related services to both individuals and enterprises of all sizes. We provide these services predominantly through Kookmin Bank.
By their nature, our core consumer and
small-
and
medium-sized
enterprise operations place a high premium on customer access and convenience. Our combined banking network of 914 branches as of December 31, 2021, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line,
smartphone and Internet banking. As of December 31, 2021, we had a customer base of approximately 36.3 million retail customers, which represented over one-half
of the Korean population.
The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2021, retail loans and credit card loans and receivables accounted for 50.4% of our total loan portfolio:

	As of December 31,
	2020			2021
	(in billions of Won, except percentages)
Retail
Mortgage and home equity (1)	￦	114,144	30.0%	￦	120,418	28.6%
Other consumer (2)		68,293	18.0		71,223	16.9

Total retail		182,437	48.0		191,641	45.5

Credit card		18,737	4.9		20,768	4.9
Corporate		160,114	42.1		183,522	43.5
Foreign		19,162	5.0		25,654	6.1

Total loans	￦	380,450	100.0%	￦	421,585	100.0%

(1)	Includes ￦5,225 billion and ￦7,644 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2020 and 2021, respectively.
(2)	Includes ￦9,877 billion and ￦10,956 billion of overdraft loans as of December 31, 2020 and 2021, respectively.
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

In particular, we intend to increase our “wallet share” of superior existing customers by using our advanced customer relationship management technology to better identify and meet the needs of our most creditworthy and high net worth customers, on whom we intend to concentrate our marketing efforts. For example, as part of this strategy, we operate a “priority customer” program called KB Star Club through six of our subsidiaries, Kookmin Bank, KB Securities, KB Insurance, KB Kookmin Card, Prudential Life Insurance and KB Life Insurance. We select and classify KB Star Club customers based on their transaction history with the six entities and provide such customers with preferential treatment in various areas, including interest rates and transaction fees, depending upon how they are classified. We also provide private banking services, including wealth management services through our exclusive brand “Gold & Wise,” to increase our share of the priority customer market and in turn increase our profitability and strengthen our position in retail banking.
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

•
Improved customer relationship management technology
. Management has devoted substantial resources toward development of our customer relationship management system, which is designed to provide our employees with the information needed to continually improve the level of service and incentives offered to our preferred customers. Our integrated customer relationship system allows for better customer management and streamlines our customer reward system. We have also developed state-of-the-art
call centers, smartphone applications and online Internet capabilities to provide shorter response times to customers seeking information or to execute transactions. Our goals are to continually focus on improving customer service to satisfy our customers’ needs through continuing efforts to deliver new and improved services and to upgrade our customer relationship management system to provide the best possible service to our customers in the future.

•
Enhanced distribution channels
. We also believe we can improve customer retention and usage rates by increasing the range of products and services we offer and by developing a differentiated, multi-channel
distribution network, including branches, ATMs, call centers, smartphone banking and Internet banking. We believe that our leading market position in the commercial banking area in Korea gives us a competitive advantage in developing and enhancing our distribution capabilities.

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
Lending Activities
We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total retail lending represented by the categories of our retail loans as of the dates indicated:

	As of December 31,
	2020			2021
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	￦	114,144	62.6%	￦	120,418	62.8%
Other consumer loans (1)		68,293	37.4		71,223	37.2

Total	￦	182,437	100.0%	￦	191,641	100.0%

(1)	Excludes credit card loans, but includes overdraft loans.
Our retail loans consist of:

•
Mortgage loans
, which are loans made to customers to finance home purchases, construction, improvements or rentals; and
home equity loans
, which are loans made to our customers secured by their homes to ensure loan repayment. We also provide overdraft loans in connection with our home equity loans.

•
Other consumer loans
, which are loans made to customers for any purpose (other than mortgage and home equity loans). These include overdraft loans, which are loans extended to customers to cover insufficient funds when they withdraw funds from their demand deposit accounts with us in excess of the amount in such accounts up to a limit established by us.

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
long-term
maturities, which may be renewed.
Non-amortizing
home equity loans have a maturity of one to five years and home equity loans subject to amortization of principal may have a maximum term of up to 35 years. As of December 31, 2021, we had ￦26,198 billion of amortizing home equity loans, representing 95.2% of our total home equity loans, and ￦1,327 billion of non-amortizing
home equity loans, representing 4.8% of our total home equity loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.
As of December 31, 2021, 51.6% of our mortgage loans were secured by residential property which is the subject of the loan, 25.0% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related
entity, and the remaining 23.4% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans is restricted to financing of home purchases and some of these loans are guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2021, the average initial loan-to-value
ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 38.0%. There are three reasons that our loan-to-value
ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “
jeonsae
” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3.D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

The following table sets forth our unsecured and secured mortgage loans and home equity loans as of December 31, 2020 and 2021, based on their loan classification categories under IFRS and our internal credit ratings for loans (which are described in Note 4.2.4 of the notes to our consolidated financial statements):

	As of December 31, 2020
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
	(in billions of Won)
Mortgage:
Secured (1)	￦	77,133	￦	1,223	￦	81	￦	4	￦	3	￦	5,294	￦	151	￦	83,889
Unsecured		2,800		13		—		—		—		34		3		2,850
Home Equity:
Secured		24,587		717		160		11		4		1,829		91		27,399
Unsecured		4		2		—		—		—		—		—		6

Total	￦	104,524	￦	1,955	￦	241	￦	15	￦	7	￦	7,157	￦	245	￦	114,144

	As of December 31, 2021
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
	(in billions of Won)
Mortgage:
Secured (1)	￦	83,737	￦	1,299	￦	110	￦	4	￦	3	￦	6,225	￦	134	￦	91,512
Unsecured		1,341		6		—		—		—		31		3		1,381
Home Equity:
Secured		24,868		732		166		11		1		1,671		71		27,520
Unsecured		4		—		1		—		—		—		—		5

Total	￦	109,950	￦	2,037	￦	277	￦	15	￦	4	￦	7,927	￦	208	￦	120,418

(1)	Includes advance loans guaranteed by the Housing Finance Credit Guarantee Fund to borrowers for the down payment of new housing that is in the process of being built.
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
Pricing
. The interest rates on our retail mortgage loans are generally based on a periodic floating rate (which is based on a base rate determined for three-month,
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
As of December 31, 2021, the Market Opportunity Rate was 1.27% for a three-month period, 1.58% for a six-month
period and 1.72% for a twelve-month period.
Other Consumer Loans
Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2021, approximately ￦43,578 billion, or 61.2% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of five years. The amount of overdraft loans as of December 31, 2021 was approximately ￦10,956 billion.
Pricing
. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

Deposit-taking
Activities
Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how
and expertise, as of December 31, 2021, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ￦209,181 billion and ￦221,429 billion as of December 31, 2020 and 2021, respectively, which constituted 61.8% and 59.5%, respectively, of the balance of our total deposits.
We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•
Demand deposits
, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 48.0% of our total deposits as of December 31, 2021 and paid average interest of 0.15% for 2021.

•
Time deposits
, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the KOSPI, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to three years, and the term for installment savings deposits ranges from six months to five years. Retail and corporate time deposits constituted 41.2% of our total deposits as of December 31, 2021 and paid average interest of 1.20% for 2021. Most installment savings deposits offer fixed interest rates.

•
Certificates of deposit
, the maturities of which typically range from 30 days to 730 days with a required minimum deposit of ￦10 million. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market rates. Our certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit.

•
Foreign currency deposits
, which are available to Korean and foreign residents,
non-residents
and overseas immigrants. We offer foreign currency demand deposits and time deposits as well as checking accounts in 11 currencies.
Foreign currency demand deposits
, which accrue interest at a variable rate, allow customers to deposit and withdraw funds at any time.
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
In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2021, we operated 21 main private banking centers through Kookmin Bank.
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

	As of and for the Year Ended December 31,
	2019		2020		2021
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		10,265		10,586		10,879
Corporate accounts		615		550		554

Total		10,880		11,136		11,433

Number of merchants (at year end) (thousands)		2,659		2,743		2,856
Active ratio (at year end) (1)		91.0%		90.4%		90.8%
Credit card fees
Merchant fees (2)	￦	1,239	￦	1,302	￦	1,420
Installment and cash advance fees		492		475		463
Annual membership fees		138		157		169
Other fees		987		982		1,015

Total	￦	2,856	￦	2,916	￦	3,067

Charge volume (3)
General purchase	￦	77,413	￦	81,328	￦	91,313
Installment purchase		19,222		19,321		20,417
Cash advance		9,265		8,591		8,891
Card loan (4)		6,654		7,184		7,248

Total	￦	112,554	￦	116,424	￦	127,869

Outstanding balance (at year end)
General purchase	￦	7,028	￦	6,732	￦	7,987
Installment purchase		5,107		5,360		5,842
Cash advance		1,208		1,054		1,153
Card loan (4)		5,345		5,623		5,821

Total	￦	18,688	￦	18,769	￦	20,803

	As of and for the Year Ended December 31,
	2019		2020		2021
	(in billions of Won, except number of holders, accounts and percentages)
Average outstanding balances
General purchase	￦	6,748	￦	6,841	￦	7,455
Installment purchase		4,905		5,198		5,503
Cash advance		1,210		1,098		1,081
Card loan (4)		5,107		5,440		5,846

Total	￦	17,970	￦	18,577	￦	19,885

Delinquency ratios (at year end) (5)
From 1 month to 3 months		0.56%		0.50%		0.45%
From 3 months to 6 months		0.55		0.46		0.38
Over 6 months		0.14		0.10		0.07

Total		1.25%		1.06%		0.91%

Non-performing loan ratio		0.66%		0.55%		0.47%
Write-offs (gross)	￦	506	￦	501	￦	422
Recoveries (6)		138		137		136

Net write-offs	￦	368	￦	364	￦	286

Gross write-off ratio (7)		2.82%		2.70%		2.10%
Net write-off ratio (8)		2.05%		1.96%		1.42%

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year-end.
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

(5)
Represents ratio of credit card balances overdue by one month or more to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2020 and 2021, these restructured loans amounted to ￦119 billion and ￦112 billion, respectively. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

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
To promote our credit card business, we offer services targeted to various financial profiles and customer requirements and are concentrating on
:

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
As of December 31, 2021, we had approximately 11.4 million credit cardholders. Of the credit cards outstanding, approximately 90.8% were active, meaning that they had been used at least once during the previous six months.
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
Corporate Banking
We lend to and take deposits from
small-
and
medium-sized
enterprises and, to a lesser extent, large corporate customers. Kookmin Bank, our banking subsidiary, had 405,835 small-
and
medium-sized
enterprise borrowers and 1,854 large corporate borrowers for
Won-currency
loans as of December 31, 2021. For 2021, we received fee revenue from cash management services offered to corporate customers, which include
“firm-banking”
services such as
inter-account
transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ￦111.4 billion. Of our branch network as of December 31, 2021, we had three branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total corporate lending represented by our small-
and
medium-sized
enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers:

	As of December 31,
	2020			2021
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	￦	123,066	82.0%	￦	136,587	80.3%
Large corporate loans		27,104	18.0		33,592	19.7

Total	￦	150,170	100.0%	￦	170,179	100.0%

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
The total amount of deposits from our corporate customers amounted to ￦145,760 billion as of December 31, 2021, or 39.2% of our total deposits.
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
We use the term
“small-
and
medium-sized
enterprises” as defined in the Framework Act on Small and Medium Enterprises and related regulations. Under the Framework Act on Small and Medium Enterprises and related regulations, an enterprise must meet each of the following criteria in order to meet the definition of a small-
and
medium-sized
enterprise: (i) total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the average or annual sales revenue standards as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises that are applicable to the enterprise’s primary business must be met and (iii) the standards of management independence as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises must be met. However, pursuant to an amendment to the Framework Act on Small and Medium Enterprises, which has become effective in June 2020, an enterprise that qualifies as a small- and medium-sized
enterprise pursuant to the above definition shall no longer be considered a small- and medium-sized
enterprise if it is incorporated into, or is deemed to be incorporated into, a business group subject to certain disclosure requirements under the Monopoly Regulation and Fair Trade Act. Moreover, certified social enterprises (as defined in the Social Enterprise Promotion Act) and cooperatives and federations of cooperatives (each as defined in the Framework Act on Cooperatives, the Consumer Cooperatives Act and the Small and Medium Enterprise Cooperatives Act) that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises may also qualify as small-
and
medium-sized
enterprises.

Lending Activities
Our principal loan products for our
small-
and
medium-sized
enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2021, working capital loans and facilities loans accounted for 47.7% and 52.3%, respectively, of our total small-
and
medium-sized
enterprise loans. As of December 31, 2021, Kookmin Bank, our banking subsidiary, had 405,835 small-
and
medium-sized
enterprise customers on the lending side.
Loans to
small-
and
medium-sized
enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2021, secured loans and guaranteed loans accounted for, in the aggregate, 83.7% of our small-
and
medium-sized
enterprise loans. Among the secured loans, 97.9% were secured by real estate and 2.1% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms of up to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.
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
Pricing
We establish the price for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. For the Market Opportunity Rate as of December 31, 2021, see “—Retail Banking—Lending Activities—Mortgage and Home Equity Lending—Pricing.”
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
Lending Activities
Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2021, working capital loans and facilities loans accounted for 78.0% and 22.0%, respectively, of our total large corporate loans. We also offer mortgage loans to large corporate clients who build or sell single-
or
multi-family
housing units, as described above under
“—Small-
and
Medium-sized
Enterprise Banking—Lending Activities.”
As of December 31, 2021, secured loans and guaranteed loans accounted for, in the aggregate, 36.1% of our large corporate loans. Among the secured loans, 67.3% were secured by real estate and 32.7% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms ranging from three months to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.
In our unsecured lending to large corporate customers, a critical consideration in our policy regarding the extension of such unsecured loans is the borrower’s creditworthiness. We assign each borrower a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system, taking into account both financial factors and non-financial
factors (such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry). The credit ratings, along with such factors, are key determinants in our lending to large corporate customers. Large corporate customers generally have higher credit ratings due to their higher repayment capability compared to other types of borrowers, such as small-
and
medium-sized
enterprise borrowers. In addition, large corporate borrowers generally are affected to a lesser extent than small-
and
medium-sized
enterprise borrowers by fluctuations in the Korean economy and also maintain more sophisticated financial records. As of December 31, 2021, 91.8% of our large corporate customers had credit ratings of
BBB-
or above according to the internal credit rating system of Kookmin Bank, compared to 81.0% of our small-
and
medium-sized
enterprise customers. A credit rating of
BBB-
is assigned to customers whose ability to repay the principal and interest on their outstanding loans is determined by us to be generally satisfactory but nonetheless subject to adverse effects under unfavorable economic conditions or during downturns in the business environment. Based on our internal analysis of historical data, we believe that the probability of default for loans extended to large corporate customers with a credit rating of
BBB-
or above is between 0.00% and 2.26%.
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

As of December 31, 2021, in terms of our outstanding loan balance, 33.9% was extended to borrowers in the financial industry, 24.6% of our large corporate loans was extended to borrowers in the manufacturing industry, and 19.6% was extended to borrowers in the service industry.
Pricing
We determine pricing of our large corporate loans in the same way as we determine the pricing of our small-
and
medium-sized
enterprise loans. See
“—Small-
and
Medium-sized
Enterprise Banking—Pricing” above. As of December 31, 2021, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small-
and
medium-sized
enterprise loans.
Capital Markets Activities and International Banking/Finance
Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking and securities brokerage services.
Securities Investment and Trading
We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2020 and 2021, our investment portfolio, which consists primarily of financial assets at amortized cost and financial assets at fair value through other comprehensive income and our trading portfolio had a combined total carrying amount of ￦159,774 billion and ￦170,523 billion (including the investment and trading portfolios of our insurance operations) and represented 26.2% and 25.7% of our total assets, respectively.
Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested
enterprises and debt securities issued by financial institutions. As of December 31, 2020 and 2021, we held debt securities with a total carrying amount of ￦153,745 billion and ￦163,739 billion, respectively, of which:

•	financial assets at amortized cost accounted for ￦36,873 billion and ￦44,476 billion, or 24.0% and 27.2%, respectively;

•	debt securities at fair value through other comprehensive income accounted for ￦58,457 billion and ￦56,260 billion, or 38.0% and 34.4%, respectively; and

•	debt securities at fair value through profit or loss accounted for ￦58,415 billion and ￦63,003 billion, or 38.0% and 38.4%, respectively.
Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2020 and 2021 amounted to:

•	￦17,193 billion and ￦21,448 billion, or 46.6% and 48.2%, respectively, of our financial assets at amortized cost;

•	￦14,735 billion and ￦14,317 billion, or 25.2% and 25.4%, respectively, of our financial assets at fair value through other comprehensive income; and

•	￦9,315 billion and ￦8,294 billion, or 15.9% and 13.2%, respectively, of our debt securities at fair value through profit or loss.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market, the KRX KOSDAQ Market or the KRX KONEX Market. As of December 31, 2020 and 2021:

•
equity securities at fair value through other comprehensive income had a carrying amount of ￦3,075 billion and ￦3,803 billion, or 5.0% and 6.3%, respectively, of our securities at fair value through other comprehensive income portfolio; and

•
equity securities at fair value through profit or loss had a carrying amount of ￦2,092 billion and ￦2,419 billion, or 3.5% and 3.7%, respectively, of our securities at fair value through profit or loss portfolio.

Our trading portfolio also includes derivative-linked securities, the underlying assets of which were linked to, among other things, interest rates, exchange rates, stock price indices or credit risks. As of December 31, 2020 and 2021, derivative-linked securities in our trading portfolio had a carrying amount of ￦2,219 billion and ￦1,543 billion, or 3.7% and 2.4% of our trading portfolio, respectively.
See “—Derivatives Trading.”
The following tables show, as of the dates indicated, the unrealized gains and losses on financial assets at fair value through other comprehensive income and financial assets at amortized cost within our investment portfolio, and the amortized cost and fair value of the portfolio by type of financial asset:

	As of December 31, 2020
	Amortized Cost (7)		Net Unrealized Gain and Loss (8)		Loss Allowance for Expected Credit Losses (9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	15,056	￦	(321)	￦	—	￦	14,735
Financial institutions (1)		23,149		47		2		23,194
Corporate (2)		18,657		68		4		18,721
Asset-backed securities (3)		1,784		13		1		1,796
Others		10		—		—		10

Subtotal		58,656		(193)		7		58,456
Equity securities		1,739		1,336		—		3,075

Total financial assets at fair value through other comprehensive income	￦	60,395	￦	1,143	￦	7	￦	61,531

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	17,193	￦	509	￦	—	￦	17,702
Financial institutions (4)		5,679		32		—		5,711
Corporate (5)		8,182		560		1		8,741
Asset-backed securities (6)		5,789		54		2		5,841
Others		30		—		—		30

Total financial assets at amortized cost	￦	36,873	￦	1,155	￦	3	￦	38,025

	As of December 31, 2021
	Amortized Cost (7)		Net Unrealized Gain and Loss (8)		Loss Allowance for Expected Credit Losses (9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	15,316	￦	(999)	￦	—	￦	14,317
Financial institutions (1)		22,022		(89)		4		21,929
Corporate (2)		19,350		(356)		8		18,986
Asset-backed securities (3)		1,000		(4)		—		996
Others		30		1		—		31

Subtotal		57,718		(1,447)		12		56,259
Equity securities		912		2,891		—		3,803

Total financial assets at fair value through other comprehensive income	￦	58,630	￦	1,444	￦	12	￦	60,062

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	21,448	￦	(66)	￦	—	￦	21,382
Financial institutions (4)		3,851		4		1		3,854
Corporate (5)		12,246		104		1		12,349
Asset-backed securities (6)		6,900		(101)		2		6,797
Others		31		(2)		—		29

Total financial assets at amortized cost	￦	44,476	￦	(61)	￦	4	￦	44,411

(1)
Includes debt securities issued by the Bank of Korea, the Korea Development Bank, Industrial Bank of Korea and the Export-Import Bank of Korea in the aggregate amount of ￦16,660 billion as of December 31, 2020 and ￦15,634 billion as of December 31, 2021. These financial institutions are owned or controlled by the Korean government.

(2)
Includes debt securities issued by the Korea Development Bank, Korea Housing Finance Corporation and the Export-Import Bank of Korea in the aggregate amount of ￦818 billion as of December 31, 2020 and ￦737 billion as of December 31, 2021. These entities are owned or controlled by the Korean government.

(3)
Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦1,684 billion as of December 31, 2020 and ￦963 billion as of December 31, 2021. Korea Housing Finance Corporation is owned by the Korean government.

(4)
Includes debt securities issued by the Bank of Korea, the Korea Development Bank, Industrial Bank of Korea and the Export-Import Bank of Korea in the aggregate amount of ￦4,563 billion as of December 31, 2020 and ￦2,530 billion as of December 31, 2021. These financial institutions are owned or controlled by the Korean government.

(5)
Includes debt securities issued by Korea Housing Finance Corporation in the amount of ￦863 billion as of December 31, 2020 and debt securities issued by Korea Housing Finance Corporation and the Korea Development in the aggregate amount of ￦1,057 billion as of December 31, 2021. These entities are owned or controlled by the Korean government.

(6)
Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦5,687 billion as of December 31, 2020 and ￦6,796 billion as of December 31, 2021. Korea Housing Finance Corporation is owned by the Korean government.

(7)	Gross carrying amount before adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(8)	Net unrealized gain and loss after adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(9)	Loss allowance for expected credit losses in accordance with IFRS 9.
Derivatives Trading
We engage in derivatives trading, including on behalf of our customers. Our trading volume increased from ￦449,590 billion in 2019 to ￦469,477 billion in 2020 and ￦549,312 billion in 2021. Our net trading revenue from derivatives for the year ended December 31, 2019, 2020 and 2021 was ￦1,116 billion, ￦323 billion and ￦204 billion, respectively.
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
The following shows the estimated fair value of our derivatives as of December 31, 2020 and 2021:

	As of December 31,
	2020				2021
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange derivatives (1)	￦	3,818	￦	3,485	￦	2,436	￦	2,403
Interest rate derivatives (1)		1,091		1,183		813		773
Equity derivatives		579		401		433		381
Credit derivatives		19		10		19		7
Commodity derivatives		—		1		—		—
Others		37		144		21		118

Total	￦	5,544	￦	5,224	￦	3,722	￦	3,682

(1)	Includes those for trading purposes and hedging purposes.
The following table shows certain information related to our derivatives designated as fair value hedges for the years ended December 31, 2020 and 2021:

	Year Ended December 31,
	2020						2021
	Hedging Instruments		Hedged Item		Ineffective Portion		Hedging Instruments		Hedged Item		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	97	￦	(41)	￦	56	￦	(175)	￦	181	￦	6
Interest rate derivatives		(8)		14		6		(13)		8		(5)

Total	￦	89	￦	(27)	￦	62	￦	(188)	￦	189	￦	1

The following table shows certain information related to our derivatives designated as cash flow hedges for the years ended December 31, 2020 and 2021:

	Year Ended December 31,
	2020						2021
	Hedging Instruments		Effective Portion		Ineffective Portion		Hedging Instruments		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	(43)	￦	(37)	￦	(6)	￦	60	￦	59	￦	1
Interest rate derivatives		(12)		(11)		(1)		36		36		—

Total	￦	(55)	￦	(48)	￦	(7)	￦	96	￦	95	￦	1

The following table shows certain information related to financial instruments designated as net investment hedges in foreign operations for the years ended December 31, 2020 and 2021:

	Year Ended December 31,
	2020						2021
	Hedging instruments		Effective Portion		Ineffective Portion		Hedging instruments		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives (1)	￦	89	￦	89	￦	—	￦	(89)	￦	(89)	￦	—

Total	￦	89	￦	89	￦	—	￦	(89)	￦	(89)	￦	—

(1)	Includes the gain (loss) on a non-derivative instrument designated as a hedging instrument.
Asset Securitization Transactions
We are active in the Korean
asset-backed
securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ￦8,092 billion in 2019, ￦9,495 billion in 2020 and ￦9,677 billion in 2021, a significant portion of which were public offerings of asset-backed
securities.
Call Loans
We make call loans and borrow call money in the
short-term
money market. Call loans are defined as
short-term
lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2021 we had made call loans of ￦5,773 billion and borrowed call money of ￦1,678 billion, compared to ￦4,692 billion and ￦1,180 billion, respectively, as of December 31, 2020.
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
In 2021, we generated investment banking revenues of ￦1,096 billion, consisting of ￦165 billion of interest income and ￦931 billion of non-interest
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
As of December 31, 2021, KB Securities operated a brokerage network consisting of 108 branches and sub-branches
in Korea. In 2021, KB Securities generated commission income of ￦701 billion through its securities brokerage activities.
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
The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2020		2021
	(in millions of US$)
Total foreign currency assets	US$	51,194	US$	59,424
Foreign currency borrowings:
Borrowings		12,142		16,122
Debentures		5,627		7,183

Total borrowings	US$	17,769	US$	23,305

The table below sets forth our overseas subsidiaries, branches and representative and liaison offices in operation as of December 31, 2021:

Business Unit (1)	Location
Subsidiaries (21)
Kookmin Bank Cambodia PLC (including seven branches)	Cambodia
Kookmin Bank (China) Ltd. (including five branches)	China
KB Microfinance Myanmar Co., Ltd. (including 23 branches)	Myanmar
PRASAC Microfinance Institution Plc. (including 182 branches)	Cambodia
PT Bank KB Bukopin, Tbk (including 355 branches)	Indonesia
KB Bank Myanmar Ltd.	Myanmar
KBFG Securities America Inc.	United States
KB Securities Hong Kong Ltd.	Hong Kong
KB Securities Vietnam Joint Stock Company (including three branches)	Vietnam
KB FINA Joint Stock Company	Vietnam
KBFG Insurance (China) Co., Ltd. (including one branch)	China
PT. Kookmin Best Insurance Indonesia (including two branches)	Indonesia
Leading Insurance Services, Inc.	United States
KB Daehan Specialized Bank PLC. (including three branches)	Cambodia
PT. KB Finansia Multi Finance (including 134 branches)	Indonesia
KB J Capital Co., Ltd.	Thailand
KB Asset Management Singapore Pte. Ltd.	Singapore
KBAM Shanghai Advisory Services Co., Ltd.	China
KB KOLAO Leasing Co., Ltd.	Laos
PT Sunindo Kookmin Best Finance	Indonesia
PT KB Data Systems Indonesia	Indonesia
Branches (9) (2)
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, London Branch	United Kingdom
Kookmin Bank, Ho Chi Minh City Branch	Vietnam
Kookmin Bank, Hanoi Branch	Vietnam
Kookmin Bank, Hong Kong Branch	Hong Kong
Kookmin Bank, Gurugram Branch	India
Kookmin Best Insurance Co., Ltd. U.S. Branch	United States
Representative and Liaison Offices (7)
Kookmin Bank, Yangon Representative Office	Myanmar
KB Securities Shanghai Representative Office	China
KB Insurance, Los Angeles Liaison Office	United States
KB Insurance, Hanoi Liaison Office	Vietnam
KB Insurance, Ho Chi Minh City Liaison Office	Vietnam
KB Kookmin Card, Yangon Representative Office	Myanmar
KB Asset Management, Ho Chi Minh City Representative Office	Vietnam

(1)	Does not include subsidiaries and branches in liquidation or dissolution.
(2)	Kookmin Bank, Singapore Branch was newly established in Singapore in January 2022.
Trustee and Custodian Services Relating to Investment Trusts and Other Functions
We act as a trustee for 106 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 225 financial institutions and as fund administrator for 115 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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
For the year ended December 31, 2021, our fee income from our trustee and custodian services was ￦35 billion and revenue collected as a result of administration of the underlying investments was ￦19.7 billion.
Other Businesses
Trust Account Management Services
Money Trust Management Services
We provide trust account management services for both specified money trusts and unspecified money trusts. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of either the net asset value of the assets or the principal under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2021, our basic money trust fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.
We currently provide trust account management services for 20 types of money trusts. The maturities of the money trusts we manage vary by the type of the trust. Approximately 3.2% of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.
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
As of December 31, 2021, the total balance of our money trusts was ￦59,423 billion (as calculated in accordance with Statement of Korea Accounting Standard No. 5004,
Trust Accounts
, and the Enforcement Regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act, which we refer to as an “SKAS basis”). As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest as well as trust accounts for which we guarantee only the repayment of the principal amount.

	As of December 31,
	2020		2021
	(in billions of Won)
Principal and interest guaranteed trusts (1)	￦	0.1	￦	0.1
Principal guaranteed trusts (1)		3,927		3,874
Performance trusts (1)(2)		48,663		55,549

Total	￦	52,590	￦	59,423

(1)	Calculated on an SKAS basis.
(2)	Trusts which are primarily non-guaranteed.
The balance of our money trusts increased 13.0% between December 31, 2020 and December 31, 2021. As of December 31, 2021, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2021, on an SKAS basis, our trust accounts had invested in securities in the aggregate amount of ￦26,932 billion, of which ￦18,123 billion was debt securities and derivative-linked
securities. Securities investments consist of
government-related
debt securities, corporate debt securities, including bonds and commercial paper, equity securities, derivative-linked
securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2021, on an SKAS basis, our trust accounts had made loans in the principal amount of ￦230 billion (excluding loans from the trust accounts to our banking accounts of ￦1,189 billion), which accounted for 0.4% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2021, substantially all loans from our money trust accounts were collateralized or guaranteed.
Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On an SKAS basis, as of December 31, 2021, equity securities in our money trust accounts amounted to ￦8,813 billion, which accounted for 14.5% of our total money trust assets. Of this amount, ￦8,641 billion was from specified money trusts and ￦172 billion was from unspecified money trusts.
We continue to offer
pension-type
money trusts that provide a guarantee of the principal amount of the investment. On an SKAS basis, as of December 31, 2021, the balance of the money trusts for which we guaranteed the principal was ￦3,865 billion.
If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2019, 2020 and 2021, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On an SKAS basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ￦294 billion in 2019, ￦216 billion in 2020 and ￦281 billion in 2021.
Property Trust Management Services
We also offer property trust management services, where we manage non-monetary
assets in return for a fee.
Non-monetary
assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2021, our basic property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. On an SKAS basis, as of December 31, 2021, the aggregate balance of our property trusts was ￦12,146 billion, compared to ￦4,705 billion as of December 31, 2020.
Under IFRS, the property trusts are not consolidated within our financial statements.
Investment Trust Management
Through KB Asset Management and KB Securities, we offer investment trust products to customers and manage the funds invested by them in investment trusts. As of December 31, 2021, KB Asset Management and KB Securities had an aggregate of ￦74,194 billion of investment trust assets under management.
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

•
Long-term insurance products
. Long-term insurance products are sold to retail customers and provide protection against various types of losses, with specified coverage periods of at least three years and ranging up to 30 years or ending at specified ages. Unlike general property and casualty insurance products, which usually have a coverage period of one year or less and only have pure protection features, substantially all long-term insurance policies in Korea also have an integrated savings feature. KB Insurance offers a broad range of long-term insurance products covering the policyholder’s injuries, illnesses, long-term care, disabilities, accidents, property losses or other events.

•
Automobile insurance products
. Automobile insurance products are sold to both retail and institutional customers and generally provide coverage for the following types of losses resulting from the policyholder’s ownership or use of an insured automobile: (i) liability to third parties for bodily injuries or death as well as damage to automobiles or other personal property; and (ii) the policyholder’s own bodily injuries and automobile damage or theft. KB Insurance’s automobile insurance policies typically have a coverage period of one year or less.

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

The following table sets forth certain information regarding the operations of KB Insurance, on a standalone basis, as of the dates or for the periods indicated:

	As of or for the Year Ended December 31,
	2019		2020		2021
	(in billions of Won, except as otherwise indicated)
Total policies in force (in thousands)		16,110		17,525		18,522
Number of new policies sold (in thousands)		9,881		10,535		10,604
Gross direct written premiums (1)	￦	10,273	￦	10,975	￦	11,524
Long-term insurance		6,750		7,017		7,233
Automobile insurance		2,207		2,611		2,668
General property and casualty insurance		983		1,074		1,167
Other		333		273		456
Net earned premiums (2)	￦	9,191	￦	9,577	￦	10,298
Loss ratio (3)		85.98%		85.50%		84.95%
Risk-based capital adequacy ratio (4)		182.44%		174.76%		179.39%

(1)	The amount of direct written premiums recognized in a specified period in respect of policies in force during such period, on a standalone basis.
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

(3)	The ratio of (i) total claims paid for the specified period to (ii) net earned premiums for such period, on a standalone basis .
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
As of December 31, 2021, KB Insurance had ￦32,944 billion of general account investment assets on a standalone basis, of which domestic debt securities, loans, beneficiary certificates, domestic equity securities and overseas securities accounted for 39.1%, 24.4%, 18.8%, 0.2% and 11.0%, respectively.
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
KB Life Insurance generated gross premiums (not including separate account premiums) of ￦887 billion in 2019, ￦1,476 billion in 2020 and ￦1,838 billion in 2021 on a standalone basis. As of December 31, 2021, KB Life Insurance had ￦8,709 billion of general account investment assets on a standalone basis, of which domestic debt securities, beneficiary certificates, loans, domestic equity securities and overseas securities accounted for 48.3%, 16.1%, 17.4%, 1.3% and 11.2%, respectively. As of such date, KB Life Insurance’s risk-based capital adequacy ratio was 186.49%.
In August 2020, we acquired all of the outstanding shares of Prudential Life Insurance, a provider of life insurance services in Korea, from Prudential Financial, Inc. for ￦2.3 trillion, as a result of which Prudential Life Insurance became a wholly-owned subsidiary. Prudential Life Insurance generated gross premiums (not including separate account premiums) of ￦451 billion in 2020 (excluding such amount for the period before Prudential Life Insurance became our consolidated subsidiary) and ￦1,351 billion in 2021, both on a standalone basis. As of December 31, 2021, Prudential Life Insurance had ￦18,131 billion of general account investment assets on a standalone basis, of which domestic debt securities, beneficiary certificates, loans, domestic equity securities and overseas securities accounted for 83.5%, 3.7%, 5.0%, 1.2% and 3.8%, respectively. As of such date, Prudential Life Insurance’s risk-based capital adequacy ratio was 342.35%.
In order to maximize synergy effects in our life insurance operations, we plan to conduct a merger of Prudential Life Insurance and KB Life Insurance Co., Ltd. to be completed by January 2023. The details of such merger, however, have not yet been finalized as of the date of this annual report.
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
Currently, our bancassurance business has alliances with 22 life insurance companies (including our subsidiaries, KB Life Insurance and Prudential Life Insurance) and 11
non-life
insurance companies (including our subsidiary, KB Insurance) and offers 91 different products through our branch network.
These products are composed of 70 types of life insurance policies, such as annuities, savings insurance and variable life insurance, and 21 types of non-life
insurance products. In 2021, our commission income from our bancassurance business amounted to ￦75.3 billion.
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
In February 2013, the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Land, Transport and Maritime Affairs) designated us as one of the managers of the National Housing and Urban Fund. In 2021, we received total fees of ￦33 billion for managing the National Housing and Urban Fund, compared to ￦35 billion in 2020 and ￦32 billion in 2019.

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
Distribution Channels
Banking Branch Network
As of December 31, 2021, Kookmin Bank operated a network of 914 branches and sub-branches
in Korea, which was one of the largest branch networks among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 37.3% of our branches and sub-branches
are located in Seoul, and approximately 21.0% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2021:

Area	Number of Branches	Percentage
Seoul	341	37.3%
Six largest cities (other than Seoul)	192	21.0
Other	381	41.7

Total	914	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2021, we had three branches that primarily handled large corporate banking.
In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2021, we had 5,179 ATMs.
We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The aggregate number of transactions conducted using our ATMs amounted to approximately 372 million in 2019, 295 million in 2020 and 251 million in 2021.
Other Banking Channels
The following table sets forth information, for the periods indicated, on the number of users and transactions of the other banking channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2019	2020	2021
Internet banking:
Number of users (1)	24,165,164	25,313,463	26,415,723
Number of transactions (thousands) (2)	8,426,630	14,794,331	18,941,829
Phone banking:
Number of users (3)	5,063,703	5,073,346	5,076,733
Number of transactions (thousands) (2)	93,112	76,595	62,835
Smartphone banking:
Number of users (4)	15,501,894	16,681,329	17,930,859
Number of transactions (thousands) (2)	9,009,727	13,811,431	20,828,944

(1)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our Internet banking services.
(2)	Number of transactions includes balance and transaction inquiries, fund transfers and other transactions.
(3)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our phone banking services.
(4)	Number of users is defined as the total cumulative number of retail customers who have registered through our branch offices, or the customers’ smartphones, to use our smartphone banking services.
Internet Banking
Our goal is to consolidate our position as a market leader in online banking. Our Internet banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, pre-set automatic transfers, product inquiries, online bill and tax payments and foreign exchange services;

•	investment services, including opening deposit accounts and investing in funds;

•	processing of loan applications;

•	electronic certification services, which permit users to authenticate their identity and transactions on a confidential basis through digital signatures; and

•	wealth management and advisory services, including financial planning and real estate information services.
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
Smartphone Banking
“KB Star Banking,” our mobile banking application for smartphones, allows our customers the flexibility to conduct a variety of financial transactions, including balance and transaction inquiries, fund transfers and asset management, anywhere at any time. It is also intended to act as a hub for all of our finance services, including securities transactions and insurance, by providing our customers with access to the key services offered by a number of our subsidiaries, such as KB Securities and KB Insurance. Our smartphone banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, bill payments and foreign exchange services;

•	investment services, including investing in savings deposits that are designed specifically for and offered to smartphone banking customers; and

•	processing of loan applications and bancassurance services.
We also continue to develop innovative mobile applications that cater to specific customer needs and lifestyles. For example, we offer “Liiv,” a mobile banking platform designed to make routine transactions easier for our customers, including providing easy access to banking services without the additional electronic certification process, foreign currency exchange services with lower fees and functions that allow customers to easily split bills and transfer money, and “Liiv Next,” a finance platform that provides easy-to-use
banking services such as wire transfers and electronic payments as well as a variety of non-banking
services to customers in younger generations. We also offer a range of other mobile applications, including “Liiv Talk Talk,” our mobile peer-to-peer
payment and messaging application, “Liiv M,” a mobile virtual network operator (MVNO) that offers a fusion of finance and mobile services and “KB Real Estate,” our new cloud-based real estate application that provides various information on real properties. We also offer MyData services through several channels including KB Star Banking, our mobile banking application, and Liiv Mate, a MyData-based platform operated by KB Kookmin Card.
Other Channels
We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time
firm banking, automatic fund concentration and transmittal of trading information.
Distribution Channels for Other Services
Through our
non-banking
subsidiaries, we operate a network of dedicated branches and other distribution channels through which our customers can access credit card, securities brokerage, insurance and consumer finance products and services. The following table sets forth information regarding the number and geographical distribution of the branches in Korea operated by KB Kookmin Card, KB Securities and KB Insurance as of December 31, 2021:

Area	KB Kookmin Card	KB Securities	KB Insurance
Seoul	7	42	59
Six largest cities (other than Seoul)	8	21	67
Other	11	45	134

Total	26	108	260

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

Furthermore, the introduction of Internet-only banks in Korea has led to an increase in competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize cost and offer customers higher interest rates on deposits or lower lending rates. In April 2017, K Bank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which Kookmin Bank held an 8.0% equity interest as of December 31, 2021, commenced operations in July 2017. Most recently, Toss Bank, another Internet-only bank, commenced operations in October 2021.
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
Moreover, the Korean financial industry is undergoing significant consolidation. The number of nationwide commercial banks in Korea has decreased from 16 as of December 31, 1997, to six as of December 31, 2021. A number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014, which established a new financial holding company, Woori Financial Group Inc., in January 2019. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in Tong Yang Life Insurance Co., Ltd. and Allianz Life Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. Furthermore, Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020. In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd., one of the largest securities companies in Korea in terms of capital. We expect that consolidation in the Korean financial industry will continue. The financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions.
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
The integrity of our IT systems, and their ability to withstand potential catastrophic events (such as natural calamities and internal system failures), are crucial to our continuing operations. We currently test our disaster recovery systems on a quarterly basis using a new disaster recovery system that has been implemented to ensure the continuity of our operations. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Operational Risk Management.”
In 2021, we spent approximately ￦703 billion for our IT system implementation and operations, including expenses related to the construction of new IT systems, implementation of hardware and software technologies and other new systems, as well as related labor costs.
As of December 31, 2021, we employed a total of 2,103
full-time
employees in our IT operations.
Assets and Liabilities
The tables below set out selected financial highlights regarding our operations and our assets and liabilities. Except as otherwise indicated, amounts as of and for the years ended December 31, 2019, 2020 and 2021 are presented on a consolidated basis under IFRS.
Certain information with respect to our loan portfolio and the asset quality of our loans is presented below on a basis consistent with certain requirements of the Financial Services Commission applicable to Korean financial institutions, which differs (as described below where applicable) from the presentation of such information in our financial statements prepared in accordance with IFRS, as we believe that such alternative presentation allows us to provide additional details regarding our loan portfolio and the asset quality of our loans which would be helpful to our investors.
Loan Portfolio
As of December 31, 2021, our total loan portfolio was ￦421,585 billion compared to ￦380,450 billion as of December 31, 2020. As of December 31, 2021, 91.1% of our total loans were
Won-denominated
loans compared to 92.6% as of December 31, 2020.

Loan Types
The following table presents loans by type as of the dates indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2020		2021
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	124,457	￦	138,627
Large corporate (1)		35,657		44,895
Retail
Mortgage and home equity		114,144		120,418
Other consumer		68,293		71,223
Credit cards		18,737		20,768

Total domestic		361,288		395,931
Foreign		19,162		25,654

Total gross loans	￦	380,450	￦	421,585

(1)
Large corporate loans include ￦1,149 billion and ￦703 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2020 and 2021, respectively.

Loan Concentrations
On a consolidated basis, our exposure to any single person (including an individual or an entity) or any single borrower (any single person together with any individual and/or entity that shares the same credit risk with such person) is limited by law to 20% and 25%, respectively, of our “net aggregate equity capital,” as defined under the Enforcement Decree of the Financial Holding Company Act. See “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Financial Exposure to Any Individual Customer and Major Investor.” In addition, Kookmin Bank’s exposure to any single person or any single borrower is limited by the Bank Act to 20% and 25%, respectively, of its total Tier I and Tier II capital.
Loan Concentration by Industry
The following table presents the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2020 and 2021:

	As of December 31,
	2020			2021
Industry	Amount		%	Amount		%
	(in billions of Won, except percentages)
Services	￦	75,932	43.2%	￦	86,916	42.4%
Manufacturing		45,637	25.9		48,974	23.9
Wholesale and retail		23,099	13.1		26,850	13.1
Financial institutions		15,834	9.0		21,911	10.7
Construction		4,370	2.5		5,654	2.8
Public sector		1,660	0.9		2,071	1.0
Others		9,420	5.4		12,477	6.1

Total	￦	175,952	100.0%	￦	204,853	100.0%

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
See “Item 3.D. Risk Factors—Other risks relating to our business—The ongoing global pandemic of
COVID-19
and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” The following table presents our exposure and additional provisions recognized for certain industries most impacted by
COVID-19,
as well as our exposure and additional provisions recognized as of December 31, 2021 in connection with our initiatives to suspend the payment obligations of certain of our borrowers.

	As of December 31, 2021
	Industry sectors affected by COVID-19 (1)				Suspension of principal and interest payment
	Exposure		Additional provisions		Exposure		Additional provisions
	(in billions of Won)
Loans	￦	110,216	￦	51	￦	18,485	￦	17
Acceptances and guarantees, and unused loan commitments	￦	28,799	￦	20	￦	1,232	￦	2

Total	￦	139,015	￦	71	￦	19,717	￦	19

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2021. The amounts disclosed are before deduction of allowances for loan losses:

	1 Year or Less		Over 1 Year But Not More Than 5 Years		Over 5 Years But Not More Than 15 Years		Over 15 Years		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	91,024	￦	40,600	￦	5,282	￦	1,721	￦	138,627
Large corporate		26,070		13,232		4,365		1,228		44,895

Total corporate		117,094		53,832		9,647		2,949		183,522
Retail
Mortgage and home equity		18,585		22,189		8,359		71,285		120,418
Other consumer		43,836		17,228		3,519		6,640		71,223

Total retail		62,421		39,417		11,878		77,925		191,641
Credit cards		17,334		3,259		175		—		20,768

Total domestic		196,849		96,508		21,700		80,874		395,931
Foreign:		8,756		10,440		6,311		147		25,654

Total	￦	205,605	￦	106,948	￦	28,011	￦	81,021	￦	421,585

Interest Rate Sensitivity
The following table shows, as of December 31, 2021, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	Fixed Rate (1)		Variable or adjustable rates (2)		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	28,057	￦	19,466	￦	47,522
Large corporate		10,160		8,744		18,905

Total corporate		38,217		28,210		66,427
Retail
Mortgage and home equity		8,015		93,821		101,835
Other consumer		11,074		16,311		27,385

Total retail		19,088		110,132		129,220
Credit cards		3,434		—		3,434
Total domestic		60,739		138,342		199,081

Foreign:		10,527		6,371		16,898

Total	￦	71,266	￦	144,713	￦	215,979

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.
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
A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2021, ￦220 billion or 0.1% of our total loans were in workout, restructuring or rehabilitation.
This included ￦59 billion of loans to large corporate borrowers and ￦161 billion of loans to small-
and
medium-sized
enterprises.
Provisioning Policy
Under IFRS 9
Financial Instruments
, or IFRS 9, we establish allowances for credit losses based on expected credit losses instead of incurred losses by assessing changes in expected credit losses and recognizing such changes as impairment loss (or reversal of impairment loss) in profit or loss. According to three stages of credit risk deterioration since initial recognition under IFRS 9, the allowance required to be established with respect to a loan or receivable is (i) the amount of the expected
12-month
credit loss for stage 1 loans or receivables and (ii) the expected lifetime credit loss for stages 2 and 3 loans or receivables.

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
The following table shows, as of the dates indicated, certain details of our total non-performing
loan portfolio:

	As of December 31,
	2020		2021
	(in billions of Won, except percentages)
Total non-performing loans	￦	1,108	￦	1,458
As a percentage of total loans		0.3%		0.4%

Analysis of
Non-Performing
Loans
The following table sets forth, as of the dates indicated, our total non-performing
loans by type of borrower:

	As of December 31,
	2020			2021
	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	162	14.6%	￦	102	7.0%
Large corporate		41	3.7		100	6.9

Total corporate		203	18.3		202	13.9
Retail
Mortgage and home equity		136	12.3		102	7.0
Other consumer		170	15.3		157	10.8

Total retail		306	27.6		259	17.8
Credit cards		104	9.4		97	6.7

Total domestic		613	55.3		558	38.4
Foreign:		495	44.7		900	61.6

Total non-performing loans	￦	1,108	100.0%	￦	1,458	100.0%

Top 20
Non-Performing
Loans
As of December 31, 2021, our 20 largest
non-performing
loans accounted for 26.1% of our total
non-performing
loan portfolio. The following table shows, as of December 31, 2021, certain information regarding our 20 largest non-performing
loans:

	Industry	Gross Principal Outstanding		Allowances for Loan Losses (1)
	(in billions of Won)
Borrower A	Services	￦	77	￦	77
Borrower B	Others		64		64
Borrower C	Others		62		62
Borrower D	Services		24		8
Borrower E	Construction		23		23
Borrower F	Construction		22		22
Borrower G	Services		19		2
Borrower H	Manufacturing		17		8
Borrower I	Construction		10		10
Borrower J	Construction		10		10
Borrower K	Manufacturing		8		1
Borrower L	Services		6		4
Borrower M	Services		6		—
Borrower N	Public sector		6		—
Borrower O	Services		5		5
Borrower P	Services		5		—
Borrower Q	Others		4		2
Borrower R	Wholesale and retail		4		3
Borrower S	Wholesale and retail		4		4
Borrower T	Manufacturing		4		4

Total		￦	380	￦	309

(1)	If the estimated recovery value of collateral for a non-performing loan is sufficient compared to the outstanding loan balance, we record no allowances for loan losses for such non-performing loan.

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
In addition, we use the services of our
wholly-owned
loan collection subsidiary, KB Credit Information Co., Ltd., which receives payments from recoveries made on charged-off
loans and certain loans that are overdue for over three months (28 days on average in the case of credit card loans). KB Credit Information has approximately 133 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing
and
charged-off
loans that are recovered. In 2019, 2020 and 2021, the amount recovered was ￦325 billion, ￦302 billion and ￦257 billion, respectively.
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
The level of regulatory reserve for credit losses required to be recorded is equal to the amount by which our allowances for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based
approach under Basel III and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on standards prescribed by the Financial Services Commission. As of December 31, 2021, our regulatory reserve for credit losses was ￦4,117 billion.
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

Loan Classification	Loan Characteristics

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

Net Charge-Offs
The following table presents our net charge-offs for each of the years indicated:

	For the Year Ended December 31,
	2019					2020					2021
	Average Loans		Net Charge- Offs		Net Charge- Offs/ Average Loans	Average Loans		Net Charge- Offs		Net Charge- Offs/ Average Loans	Average Loans		Net Charge- Offs		Net Charge- Offs/Average Loans
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	106,742	￦	(41)	0.0%	￦	121,376	￦	(9)	0.0%	￦	129,410	￦	(11)	0.0%
Large corporate		34,858		148	0.4		37,132		102	0.3		39,458		100	0.3

Total corporate		141,600		107	0.1		158,508		93	0.1		168,868		89	0.1
Retail
Mortgage and home equity		103,085		2	0.0		110,447		(3)	0.0		116,102		(28)	0.0
Other consumer		58,514		318	0.5		64,220		328	0.5		71,587		234	0.3

Total retail		161,599		320	0.2		174,667		325	0.2		187,689		206	0.1
Credit cards		17,949		371	2.1		18,586		366	2.0		19,923		289	1.5
Total domestic		321,148		798	0.2		351,761		784	0.2		376,480		584	0.2

Foreign:		6,599		—	0.0		14,683		121	0.8		22,580		120	0.5

Total	￦	327,747	￦	798	0.2%	￦	366,444	￦	905	0.2%	￦	399,060	￦	704	0.2%

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
and restricted equity securities and derivative instruments.

Maturity Analysis
The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2021:

	Within 1 Year		Weighted Average Yield (1)	Over 1 But within 5 Years		Weighted Average Yield (1)	Over 5 But within 10 Years		Weighted Average Yield (1)	Over 10 Years		Weighted Average Yield (1)	Total		Weighted Average Yield (1)
	(in billions of Won, except percentages)
Financial assets at fair value through other comprehensive income:
Korean treasury securities and government agencies	￦	859	1.47%	￦	5,427	1.85%	￦	1,098	2.52%	￦	6,933	2.04%	￦	14,317	1.97%
Debt securities issued by financial institutions		8,491	1.22		12,847	1.47		383	2.64		208	3.23		21,929	1.41
Corporate debt securities		2,545	2.17		12,786	1.93		1,971	2.92		1,684	3.04		18,986	2.17
Asset-backed securities		646	1.30		280	1.95		31	2.75		39	1.74		996	1.55

Total	￦	12,541	1.44%	￦	31,340	1.73%	￦	3,483	2.76%	￦	8,864	2.26%	￦	56,228	1.81%

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	295	2.96%	￦	5,007	1.61%	￦	7,613	3.48%	￦	8,533	1.93%	￦	21,448	2.42%
Debt securities issued by financial institutions		745	1.89		2,410	2.37		274	6.47		422	4.30		3,851	2.78
Corporate debt securities		680	2.57		5,084	2.05		2,279	2.07		4,203	2.96		12,246	2.39
Asset-backed securities		652	2.20		3,294	1.85		2,827	1.91		127	2.41		6,900	1.92

Total	￦	2,372	2.30%	￦	15,795	1.92%	￦	12,993	2.95%	￦	13,285	2.33%	￦	44,445	2.37%

Total	￦	14,913	1.58%	￦	47,135	1.79%	￦	16,476	2.91%	￦	22,149	2.30%	￦	100,673	2.06%

(1)
The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its carrying amount (which is the amortized cost in the case of financial assets at amortized cost and the fair value in the case of financial assets at fair value through other comprehensive income).

Funding
We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits. In addition, we acquire funding through long-term
borrowings (comprising debentures and borrowings),
short-term
borrowings, including borrowings from the Bank of Korea, and call money.
Our primary funding strategy has been to achieve
low-cost
funding by increasing the average balances of
low-cost
retail deposits, in particular demand deposits and time deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 75.0% of total funding as of December 31, 2020 and 74.9% of total funding as of December 31, 2021.

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
The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2019			2020			2021
	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	￦	3,942	—	￦	4,533	—	￦	5,263	—
Interest bearing		122,519	0.30%		149,141	0.18%		180,936	0.15%
Time deposits		155,762	1.94		166,275	1.56		158,795	1.20
Certificates of deposit		4,781	1.95		3,636	1.38		3,618	0.86

Average total deposits	￦	287,004	1.23%	￦	323,585	0.91%	￦	348,612	0.65%

(1)	Average balances are based on daily balances for our banking, credit card and securities operations and monthly or quarterly balances for our other operations.
For a description of our retail deposit products, see “—Business—Retail
Banking—Deposit-Taking
Activities.”
Uninsured deposits, including uninsured time deposits, are not subject to Korean regulatory reporting requirements. Notwithstanding the foregoing, the Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” Other than the maximum ￦50 million per individual or entity for deposits and interest in a single financial institution insured by the Korea Deposit Insurance Corporation in accordance with the foregoing, all deposits are uninsured. The insured status of deposits in our foreign subsidiaries, the amount of which we do not consider to be material as of the date of this annual report, are determined based on the individual insurance limits enacted within local regulations, and are thus subject to differing national deposit insurance regimes.
Our total uninsured deposits, including uninsured deposits at our foreign subsidiaries, amounted to
￦313,969 billion and ￦343,002 billion as of December 31, 2020 and 2021, respectively.
Uninsured Time Deposits
The following table presents the remaining maturities of our uninsured time deposits, including uninsured time deposits at our foreign subsidiaries, as of December 31, 2021:

	As of December 31, 2021
	(in billions of Won)
Maturing within three months	￦	52,811
After three but within six months		36,384
After six but within 12 months		65,907
After 12 months		9,305

Total	￦	164,407

Supervision and Regulation
Principal Regulations Applicable to Financial Holding Companies
General
The Financial Holding Company Act, last amended on April 20, 2021, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.
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
risk-weighted
assets and market
risk-weighted
assets.
Pursuant to regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted
assets of 3.5% and Tier I capital to
risk-weighted
assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2021 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2021. In July 2021, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2022, which would again subject us to an additional capital requirement of 1.0% in 2022. All such requirements are in addition to the pre-existing
requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted
assets set forth above.

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
All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted
assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches are required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted
assets. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted
assets of 3.5% and Tier I capital to
risk-weighted
assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2021 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2021. In July 2021, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2022, which would again subject us to an additional capital requirement of 1.0% in 2022.
All such requirements are in addition to the
pre-existing
requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted
assets set forth above.
Under the Detailed Regulation on the Supervision of the Banking Business, the following risk-weight
ratios must be applied by Korean banks in respect of home mortgage loans:

(1)
for those banks which adopted a standardized approach for calculating credit risk capital requirements, a risk-weight ratio of 35% (only where the loan is fully secured by a first ranking mortgage) and, with respect to high risk home mortgage loans, the higher of this value and 50% or 70%; and

(2)
for those banks which adopted an internal
ratings-based
approach for calculating credit risk capital requirements, a risk-weight
ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined under the Detailed Regulation on the Supervision of the Banking Business.

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
In April 2020, in order to encourage financial institutions to provide financial support to companies adversely affected by
COVID-19,
the Financial Services Commission announced that it would temporarily lower the required liquidity coverage ratio to 85%, and the required foreign currency liquidity coverage ratio to 70%. Following a series of extensions, the Financial Services Commission announced in March 2022 that a phase-out
of measures to lower the liquidity coverage ratio will begin in June 2022 and end by July 2023, with measures to lower the foreign currency liquidity coverage ratio to be completely phased out by June 2022.
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
Interest Rates
Korean banks generally depend on deposits as their primary funding source. Under the Act on Registration of Credit Business, Etc. and Protection of Finance Users and the regulations thereunder, interest rates on loans made by registered banks in Korea may not exceed 20% per annum, commencing July 2021. Historically, interest rates on deposits and lending were regulated by the Monetary Policy Board. There are no controls on deposit interest rates in Korea, except for the prohibition on interest payments on current account deposits.
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
Financial Consumer Protection Act
The Financial Consumer Protection Act became effective on March 25, 2021, and certain provisions relating to internal control under such Act have become effective on September 25, 2021. The Financial Consumer Protection Act aims to enhance measures to protect financial consumers and to establish a sound market order in the financial product sales and advisory businesses. The Financial Consumer Protection Act consolidates existing regulations relating to the sale of financial products and consumer protection stipulated in other laws governing the financial sector, such as the Financial Investment Services and Capital Markets Act, the Banking Act and the Insurance Business Act, and applies to the financial industry on a cross-sectoral basis.
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
(P2P) lending firms and registered credit service providers are also regulated by the Financial Consumer Protection Act.
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
Right to Withdraw Subscriptions and Right to Terminate Contracts
Under the Financial Consumer Protection Act, consumers have the right to withdraw subscriptions, allowing them to receive a refund during a statutory cooling-off
period following the execution of the relevant subscription agreement. This right generally applies to all types of financial products with the exception of deposits, although in the case of investment products, the right to withdraw applies only to highly complex funds and trusts. Consumers also have the right to terminate a contract if the sellers violate the Financial Consumer Protection Act in relation to the sales process. The right to terminate contracts applies to long-term contracts but such right must be exercised within one year from the time that the customer becomes aware that the financial product was sold in violation of the regulatory requirements.
Punitive Penalty Surcharges
In case of a violation of the principles regarding the duty to explain, unfair sales practices, improper solicitation and advertisements, sellers are subject to a punitive penalty of up to half the “amount that is the purpose of the contract” (which would be the deposit amount in case of deposit products, loan amount in case of loan products, investment amount in case of investment products, and insurance premium in case of insurance products), depending on the severity of the violation of the Financial Consumer Protection Act.
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
We have also developed the “KB Green Wave 2030” program to fulfill our responsibility as a leading financial group and to become a more trusted company to our stakeholders. Under this program, we plan to increase the total value of our
ESG-related
products, investments and loans to W50 trillion by 2030. Since 2011, we have published a group-wide sustainability report on our website on an annual basis.

Item 4.C.	Organizational Structure
The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of March 31, 2022:

KB Financial Group Inc.
(As of Mar 31, 2022)

- KB Kookmin Bank 100%
  - Kookmin Bank Cambodia Plc. 100%
  - Kookmin Bank (China) Limited 100%
  - KB Microfinance Myanmar Co., Ltd 100%
  - KB BANK MYANMAR LTD 100%
  - PRASAC Microfinance Institution Limited 100%
  - PT Bank KB Bukopin,Tbk. 67.00%
    - PT Bukopin Finance 97.03%
    - PT Bank Syariah Bukopin 92.78%
- KB Securities 100%
  - KBFG Securities America Inc. 100%
  - KB Securities Hong Kong Ltd. 100%
  - Keystone-Hyundai Sec. No.1 Private Equity Fund -
  - KB SECURITIES VIETNAM JOINT STOCK COMPANY 99.81%
  - KBTS Technology Venture Private Equity Fund 16.00%
  - KB-Stonebridge Secondary Private Equity Fund 4.16%
  - KB-SPROTT Renewable Private Equity Fund I 7.69%
  - KB-SP Private Equity Fund IV 14.95%
  - KB-NAU Special Situation Corporate Restructuring Private Equity Fund 6.00%
  - KB Material and Parts No.1 PEF 14.47%
  - KB FINA JOINT STOCK COMPANY 77.82%
  - KB Bio Private Equity Fund III Ltd 12.20%
  - PT KB Valbury Sekuritas 65.00%
    - PT KB Valbury Capital Management 79.00%
- KB Insurance 100%
  - KB Claims Survey & Adjusting Co.,Ltd. 100%
  - KB Sonbo Customer & Service 100%
  - Leading Insurance Services, Inc 100%
  - KBFG Insurance(China) Co., Ltd 100%
  - PT. KB Insurance Indonesia 70.00%
  - KB Golden Life Care Co.,Ltd. 100%
  - KB Healthcare Co.,Ltd. 100%
- KB Kookmin Card 100%
  - KB Daehan Specialized Bank Plc. 95.71%
  - PT KB Finansia Multi Finance 80.00%
  - KB J Capital Co., Ltd 49.99%
- Prudential Life Insurance 100%
- KB Asset Management 100%
  - KB Asset Management Singapore Pte. Ltd. 100%
    - Mangrove Master Fund 100%
    - Mangrove Feeder Fund 100%
  - KBAM Shanghai Advisory Services Co., Ltd. 100%
  - KB Co-Investment 1st Private Equity Fund 0.93%
- KB Capital 100%
  - KB KOLAO LEASING Co., Ltd 51.00%
    * KB Capital:51.00%, KB Kookmin Card: 29.00%
  - PT. Sunindo Kookmin Best Finance 85.00%
- KB Life Insurance 100%
- KB Real Estate Trust 100%
- KB Savings Bank 100%
- KB Investment 100%
  - KoFC Value-up PEF 10.77%
  - FineKB Private Equity Fund No.1 25.00%
  - KB Bio Global Expansion Private Equity Fund No.1 26.30%
- KB Data Systems 100%
  - PT KB Data Systems Indonesia 95.10%
    * KB Data Systems:95.10%, KB KookminBank: 4.90%
- KB Credit Information 100%

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 72.8% of our total assets as of December 31, 2021. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2021, including their consolidated total assets, operating revenue, profit (loss) and total equity:

Subsidiaries	Total Assets		Operating Revenue		Profit (Loss)		Total Equity
	(in millions of Won)
Kookmin Bank	￦	483,564,898	￦	26,536,995	￦	2,590,764	￦	32,888,913
KB Securities Co., Ltd.		55,493,985		8,543,590		594,301		5,485,563
KB Insurance Co., Ltd.		41,472,227		14,131,278		301,836		4,143,273
KB Kookmin Card Co., Ltd.		27,349,561		3,527,354		418,898		4,555,641
KB Life Insurance Co., Ltd.		10,634,562		2,259,301		(46,595)		460,280
Prudential Life Insurance Company of Korea, Ltd.		26,287,116		1,976,122		336,198		2,294,515
KB Asset Management Co., Ltd.		375,739		254,162		79,899		247,150
KB Capital Co., Ltd.		14,529,427		1,634,759		209,899		1,822,217
KB Savings Bank Co., Ltd.		2,601,134		150,028		18,932		262,097
KB Real Estate Trust Co., Ltd.		496,522		168,373		81,480		376,822
KB Investment Co., Ltd.		1,197,720		207,367		55,338		275,481
KB Credit Information Co., Ltd.		28,674		39,909		388		16,371
KB Data Systems Co., Ltd.		44,486		174,819		467		18,575
Further information regarding our subsidiaries is provided below:

•
Kookmin Bank
was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small-
and
medium-sized
enterprises and large corporations in Korea. As of December 31, 2021, Kookmin Bank was one of the largest commercial banks in Korea based upon total assets (including loans) and deposits. As of December 31, 2021, Kookmin Bank had approximately 36.3 million customers, with 914 branches nationwide.

•
KB Securities Co., Ltd.
, formerly known as Hyundai Securities Co., Ltd., was established in Korea in 1962 to provide various securities brokerage and investment banking services. In 2016, we acquired 100% of the outstanding shares of Hyundai Securities, merged another subsidiary, KB Investment & Securities Co., Ltd., with and into Hyundai Securities and changed the name of the surviving entity to KB Securities Co., Ltd.

•
KB Insurance Co., Ltd.
, formerly known as LIG Insurance Co., Ltd., was established in Korea in January 1959 to provide non-life
insurance products. KB Insurance became our wholly-owned subsidiary in July 2017 after a series of stock purchases, a tender offer and a comprehensive stock swap.

•	KB Kookmin Card Co., Ltd. was established in March 2011 as a separate entity upon the completion of a horizontal spin-off of Kookmin Bank’s credit card business, to provide credit card services.

•	KB Life Insurance Co., Ltd. was established in Korea in April 2004 to provide life insurance and wealth management products primarily through our branch network.

•
Prudential Life Insurance Company of Korea, Ltd.
, formerly a subsidiary of Prudential Financial, Inc., a U.S.-based provider of insurance, investment management and other financial products and services, was established in Korea in 1989. In August 2020, we acquired all of the outstanding shares of Prudential Life Insurance from Prudential Financial, Inc. for ￦2.3 trillion, as a result of which Prudential Life Insurance became a wholly-owned subsidiary.

•	KB Asset Management Co., Ltd. was established in Korea in April 1988 as a subsidiary of Citizens Investment Trust Company to provide investment advisory services.

•
KB Capital Co., Ltd.
, which provides leasing services and installment finance services, was formerly known as Woori Financial Co., Ltd. and was acquired by us in March 2014. KB Capital became our wholly-owned subsidiary in July 2017 after a tender offer followed by a comprehensive stock swap.

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
In August 2020, we completed the construction of a second headquarters building for Kookmin Bank in Yeouido, Seoul. Our total capital expenditure for its construction amounted to approximately ￦356.5 billion.
As of December 31, 2021, we had a countrywide network of 914 banking branches and sub-branches,
as well as nine branches and
sub-branches
and seven representative offices for our other operations including our credit card, securities brokerage, insurance and consumer finance businesses. Approximately one-fifth
of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. See “Item 4.B. Business Overview—Capital Markets Activities and International Banking/Finance—International Banking/Finance” for a list of our overseas subsidiaries, branches and representative and liaison offices in operation as of

December 31, 2021. Kookmin Bank, Gurgaon Representative Office in India converted to Kookmin Bank, Gurugram Branch in February 2019 and Kookmin Bank, Hanoi Representative Office was liquidated in September 2020. In December 2020, we established KB Bank Myanmar Ltd., a subsidiary, in Myanmar, and in January 2022, we established Kookmin Bank, Singapore Branch in Singapore. Kookmin Bank, Yangon Representative Office is currently being liquidated. Lease terms are generally from two to three years and seldom exceed five years. We do not own any material properties outside of Korea.
The net carrying amount of all the properties owned by us at December 31, 2021 was ￦4,225 billion.

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
Trends in the Korean Economy
Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Notwithstanding such measures, demand for residential property in certain areas, including Seoul, continued to increase through the end of 2021, and accompanied by an increase in the prices of such residential property, our portfolio of retail loans increased from ￦182,437 billion as of December 31, 2020 to ￦191,641 billion as of December 31, 2021. Nevertheless, a decrease in housing prices as a result of the implementation of such measures, together with the high level of consumer debt and deteriorating domestic and global economic conditions, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our portfolio of retail loans. In 2021, we recorded charge-offs of ￦411 billion and provision for credit losses of ￦461 billion in respect of our retail loan portfolio, compared to charge-offs of ￦461 billion and provision for credit losses of ￦421 billion in 2020 and charge-offs of ￦443 billion and provision for credit losses of ￦515 billion in 2019. See “Item 3.D. Risk Factors—Risks relating to our retail credit portfolio.”
Our loans to small- and
medium-sized
enterprises increased from ￦124,457 billion as of December 31, 2020 to ￦138,627 billion as of December 31, 2021.
Substantial growth in lending in Korea to small- and
medium-sized
enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally (such as the
COVID-19
pandemic continuing to affect many countries worldwide, including Korea), may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized
enterprises. In 2021, we recorded charge-offs of ￦8 billion in respect of our loans to small- and medium-sized
enterprises, compared to charge-offs of ￦14 billion in 2020 and ￦18 billion in 2019. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized
enterprise loan portfolio—We have significant exposure to small- and medium-sized
enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”
The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy in 2022 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health pandemics, such as the global outbreak of the COVID-19 pandemic;

•
hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken or may take in the future) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

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
In addition, the interest rates on our interest-earning assets and interest-bearing liabilities, and therefore our net interest income, are affected by The Bank of Korea’s policy rates. The Bank of Korea lowered its policy rate to 1.5% from 1.75% on July 18, 2019 and to 1.25% from 1.5% on October 16, 2019 to address the sluggishness of the global and domestic economy. On March 16, 2020, The Bank of Korea further lowered its policy rate to 0.75% from 1.25%, which was further lowered to 0.5% on May 28, 2020, in response to deteriorating economic conditions resulting from the
COVID-19
pandemic. The Bank of Korea raised its policy rate from 0.50% to 0.75% on August 26, 2021, to 1.00% on November 25, 2021, to 1.25% on January 14, 2022 and to 1.50% on April 14, 2022, in response to rising levels of household debt and inflationary pressures.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years and has been subject to significant volatility as a result of the
COVID-19
pandemic, and more recently, by the invasion of Ukraine by Russia. A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated
borrowings, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the changes in global and Korean economic, social and political conditions, there has been volatility in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such volatility has resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.
As a result of the volatile conditions on the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, changes in fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2022 and for the foreseeable future remains highly uncertain.
Acquisitions
In recent years, we have engaged in a number of acquisitions, which have affected, and may continue to affect, our results of operations and their comparability from period to period.
From 2014 to 2016, we acquired KB Capital Co., Ltd. (formerly known as Woori Financial Co., Ltd.), KB Insurance Co., Ltd. (formerly known as LIG Insurance Co., Ltd.) and KB Securities Co., Ltd. (formerly known as Hyundai Securities Co., Ltd.). Most recently, in August 2020, we acquired all of the outstanding shares of Prudential Life Insurance.
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

	June 30, 2017		Dec. 28, 2017		June 29, 2018		Dec. 31, 2018		June 28, 2019		Dec. 31, 2019		June 30, 2020		Dec. 31, 2020		June 30, 2021		Dec. 31, 2021
KOSPI		2,391.79		2,467.49 (4)		2,326.13		2,041.04 (5)		2,130.62		2,197.67 (6)		2,108.33		2,873.47 (7)		3,296.68		2,977.65 (8)
￦/US$ exchange rates (1)	￦	1,143.8	￦	1,067.4	￦	1,111.8	￦	1,112.9	￦	1,156.8	￦	1,157.8	￦	1,200.7	￦	1,088.0	￦	1,130.4	￦	1,188.6
Corporate bond rates (2)		2.84%		3.08%		2.93%		2.58%		1.98%		1.99%		1.78%		1.70%		1.99%		2.54%
Treasury bond rates (3)		1.70%		2.10%		2.12%		1.82%		1.47%		1.36%		0.85%		0.97%		1.45%		1.80%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Economy and Finance of Korea.
(4)	As of December 28, 2017, the last day of trading for the KRX KOSPI Market in 2017.
(5)	As of December 28, 2018, the last day of trading for the KRX KOSPI Market in 2018.
(6)	As of December 30, 2019, the last day of trading for the KRX KOSPI Market in 2019.
(7)	As of December 30, 2020, the last day of trading for the KRX KOSPI Market in 2020.
(8)	As of December 30, 2021, the last day of trading for the KRX KOSPI Market in 2021.

Results of Operations
Net Interest Income
The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Percentage Change
	2019		2020		2021		2020/2019	2021/2020
	(in billions of Won, except percentages)						(%)
Interest income
Due from financial institutions measured at amortized cost (1)	￦	151	￦	92	￦	66	(39.1)	(28.3)
Financial instruments at fair value through profit or loss (2)		704		659		590	(6.4)	(10.5)
Loans (3)		12,395		12,380		12,999	(0.1)	5.0
Financial investments (debt securities) (4)		1,389		1,355		1,557	(2.4)	14.9

Total interest income		14,639		14,486		15,211	(1.0)	5.0

Interest expense
Deposits		3,481		2,917		2,218	(16.2)	(24.0)
Borrowings (5)		720		661		593	(8.2)	(10.3)
Debentures		1,241		1,186		1,170	(4.4)	(1.3)

Total interest expense		5,442		4,764		3,981	(12.5)	(16.4)

Net interest income	￦	9,197	￦	9,722	￦	11,230	5.7	15.5

Net interest margin (6)		2.14%		1.99%		2.07%

(1)	Consists of cash and interest-earning deposits in other banks.
(2)
Consists of deposits, loans and securities at fair value through profit or loss. For information on interest income arising from such financial instruments, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

(3)
Consists of loans measured at amortized cost and others. For information on interest income arising from such loans, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

(4)
Consists of securities at fair value through other comprehensive income and at amortized cost and loans at fair value through other comprehensive income. For information on interest income arising from such financial instruments, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

(5)
Consists of borrowings and others. For information on interest expense arising from such borrowings, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

(6)	The ratio of net interest income to average interest-earning assets. See “Item 8.A. Consolidated Statements and Other Financial Information—Profitability ratios and other data.”
Comparison of 2021 to 2020
Interest income.
Interest income increased 5.0% from ￦14,486 billion in 2020 to ￦15,211 billion in 2021, primarily as a result of a 5.0% increase in interest on loans and a 14.9% increase in interest on financial investments, the effect of which was partially offset by a 10.5% decrease in interest on financial instruments at fair value through profit or loss. The average volume of our interest-earning assets increased 10.7% from ￦489,043 billion in 2020 to ￦541,287 billion in 2021, principally due to growth in our loan portfolio and, to a lesser extent, our financial investments portfolio. The effect of such increase was partially offset by a 15 basis point decrease in the average yields on our interest-earning assets from 2.96% in 2020 to 2.81% in 2021, which reflected the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020, as discussed above in “—Overview—Trends in the Korean Economy.”
The 5.0% increase in interest on loans from ￦12,380 billion in 2020 to ￦12,999 billion in 2021 was primarily the result of:

•
a 53.8% increase in the average volume of foreign-currency loans from ￦14,683 billion in 2020 to ￦22,580 billion in 2021, which was partially offset by a 36 basis point decrease in the average yields on such loans from 5.51% in 2020 to 5.15% in 2021;

•
an 11.5% increase in the average volume of other consumer loans from ￦64,220 billion in 2020 to ￦71,587 billion in 2021, which was partially offset by a 3 basis point decrease in the average yields on such loans from 4.11% in 2020 to 4.08% in 2021; and

•
a 7.3% increase in the average volume of mortgage loans from ￦82,765 billion in 2020 to ￦88,769 billion in 2021, which was partially offset by a 9 basis point decrease in the average yields on such loans from 2.61% in 2020 to 2.52% in 2021;

which were partially offset by:

•
a 19 basis point decrease in the average yields on home equity loans from 2.84% in 2020 to 2.65% in 2021, which was enhanced by a 1.3% decrease in the average volume of such loans from ￦27,682 billion in 2020 to ￦27,333 billion in 2021; and

•
a 20 basis point decrease in the average yields on corporate loans from 2.87% in 2020 to 2.67% in 2021, which was partially offset by a 6.5% increase in the average volume of such loans from ￦158,508 billion in 2020 to ￦168,868 billion in 2021.

The increases in the average volumes of foreign-currency, other consumer, mortgage and corporate loans were attributable primarily to an increase in demand from borrowers in need of financing in light of the ongoing
COVID-19
pandemic as well as the low interest environment in 2021. The decrease in the average volume of home equity loans was mainly the result of increased government regulations applicable to such loans, which led to a decrease in demand for such loans. The decreases in the average yields on foreign-currency, other consumer, corporate, home equity and mortgage loans mainly reflected the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020. Overall, the average volume of our loans increased 8.9% from ￦366,444 billion in 2020 to ￦399,060 billion in 2021, while the average yields on our loans decreased by 12 basis points from 3.38% in 2020 to 3.26% in 2021.
Our financial investments portfolio consists of securities and loans measured at fair value through other comprehensive income and securities measured at amortized cost, including debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by Korean banks and other financial institutions. The 14.9% increase in interest on financial investments from ￦1,355 billion in 2020 to ￦1,557 billion in 2021 was the result of a 21.5% increase in the average volume of financial investments from ￦80,087 billion in 2020 to ￦97,296 billion in 2021, which was partially offset by a 9 basis point decrease in the average yields on financial investments from 1.69% in 2020 to 1.60% in 2021. The increase in the average volume of financial investments was primarily due to an increase in our purchases of government and public bonds as well as corporate bonds. The decrease in average yields on financial investments mainly reflected the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020.
The 10.5% decrease in interest on financial instruments at fair value through profit or loss from ￦659 billion in 2020 to ￦590 billion in 2021 was primarily due to a 32 basis point decrease in the average yields on such financial instruments from 2.18% in 2020 to 1.86% in 2021, which was partially offset by a 4.8% increase in the average volume of such financial instruments from ￦30,232 billion in 2020 to ￦31,670 billion in 2021. The decrease in average yields on such financial instruments mainly reflected the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020. The increase in the average volume of such financial instruments mainly reflected the increased purchases of corporate bonds and other debt securities.
Interest expense.
Interest expense decreased 16.4% from ￦4,764 billion in 2020 to ￦3,981 billion in 2021 due to a 24.0% decrease in interest expense on deposits and, to a lesser extent, a 10.3% decrease in interest expense on borrowings and a 1.3% decrease in interest expense on debentures. The average cost of interest-bearing liabilities decreased by 26 basis points from 1.10% in 2020 to 0.84% in 2021, which was driven mainly by the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020. The effect of this decrease was partially offset by a 9.3% increase in the average volume of our interest-bearing liabilities from ￦431,765 billion in 2020 to ￦472,015 billion in 2021, which reflected increases in the average volumes of deposits and, to a lesser extent, borrowings and debentures.

The 24.0% decrease in interest expense on deposits from ￦2,917 billion in 2020 to ￦2,218 billion in 2021 was primarily due to a 36 basis point decrease in the average cost of time deposits from 1.56% in 2020 to 1.20% in 2021, which was enhanced by a 4.5% decrease in the average volume of such deposits from ￦166,275 billion in 2020 to ￦158,795 billion in 2021. The decrease in the average cost of such deposits was principally due to the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020. The decrease in the average volume of such deposits mainly reflected a decrease in customers’ demand for such deposits in light of the low interest rate environment in Korea. Overall, the average cost of our deposits decreased by 26 basis points from 0.91% in 2020 to 0.65% in 2021, while the average volume of our deposits increased 7.6% from ￦319,052 billion in 2020 to ￦343,349 billion in 2021.
The 10.3% decrease in interest expense on borrowings from ￦661 billion in 2020 to ￦593 billion in 2021 was principally attributable to a 30 basis point decrease in the average cost of borrowings from 1.24% in 2020 to 0.94% in 2021, which was partially offset by a 17.9% increase in the average volume of borrowings from ￦53,334 billion in 2020 to ￦62,907 billion in 2021. The decrease in the average cost of borrowings mainly reflected the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020, while the increase in the average volume of borrowings was primarily due to our increased use of borrowings to meet our funding needs in light of the lower interest rate environment in Korea.
The 1.3% decrease in interest expense on debentures from ￦1,186 billion in 2020 to ￦1,170 billion in 2021 was primarily due to a 22 basis point decrease in the average cost of debentures from 2.00% in 2020 to 1.78% in 2021, which was mostly offset by a 10.7% increase in the average volume of debentures from ￦59,379 billion in 2020 to ￦65,759 billion in 2021. The decrease in the average cost of debentures mainly reflected the lower overall level of interest rates prevailing in Korea in 2021 compared to 2020, while the increase in the average volume of debentures was principally due to our increased use of debentures to meet our funding needs in light of the lower interest rate environment in Korea.
Net interest margin.
Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin increased from 1.99% in 2020 to 2.07% in 2021, as a 15.5% increase in our net interest income from ￦9,722 billion in 2020 to ￦11,230 billion in 2021 outpaced a 10.7% increase in the average volume of our interest-earnings assets from ￦489,043 billion in 2020 to ￦541,287 billion in 2021. The increase in interest income was enhanced by a decrease in interest expense, resulting in an increase in net interest income. The growth in average interest-earning assets was largely offset by a 9.3% increase in average interest-bearing liabilities from ￦431,765 billion in 2020 to ￦472,015 billion in 2021. Our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, increased from 1.86% in 2020 to 1.97% in 2021. The increase in our net interest spread reflected a larger decrease in the average cost of interest-bearing liabilities compared to the decrease in the average yield on interest-earning assets between the two periods, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities as interest rates began to rise again in the second half of 2021.
Comparison of 2020 to 2019
Interest income.
Interest income decreased 1.0% from ￦14,639 billion in 2019 to ￦14,486 billion in 2020, as a result of a 39.1% decrease in interest on due from financial institutions, a 6.4% decrease in interest on financial instruments at fair value through profit or loss, a 2.4% decrease in interest on financial investments and a 0.1% decrease in interest on loans. The average yields on our interest-earning assets decreased 45 basis points from 3.41% in 2019 to 2.96% in 2020, which mainly reflected an overall decrease in the general level of interest rates in Korea in 2020 compared to 2019. The effect of such decrease was partially offset by a 14.0% increase in the average volume of our interest-earning assets from ￦429,046 billion in 2019 to ￦489,043 billion in 2020, principally due to growth in our loan portfolio and, to a lesser extent, our financial investments portfolio.
Interest on due from financial institutions at fair value through profit or loss consists of interest from cash and interest-bearing deposits in other banks, and the 39.1% decrease in interest on such deposits from

￦151 billion in 2019 to ￦92 billion in 2020 was due to an 70 basis point decrease in the average yields on such deposits from 1.45% in 2019 to 0.75% in 2020, which was partially offset by a 17.7% increase in the average volume of such deposits from ￦10,436 billion in 2019 to ￦12,280 billion in 2020. The decrease in average yields on such deposits mainly reflected the decrease in the general level of interest rates in Korea, and the increase in the average volume of such deposits was primarily due to the additions of PRASAC and Bank Bukopin as subsidiaries of Kookmin Bank in April and September 2020, respectively.
The 2.4% decrease in interest on financial investments from ￦1,389 billion in 2019 to ￦1,355 billion in 2020 was the result of a 49 basis point decrease in the average yields on financial investments from 2.18% in 2019 to 1.69% in 2020, which was partly offset by a 25.7% increase in the average volume of financial investments from ￦63,699 billion in 2019 to ￦80,087 billion in 2020. The decrease in average yields on financial investments mainly reflected the decrease in the general level of interest rates in Korea. The increase in the average volume of financial investments was primarily due to an increase in our purchases of debt securities issued by Korean banks and other financial institutions.
The 6.4% decrease in interest on financial instruments at fair value through profit or loss from ￦704 billion in 2019 to ￦659 billion in 2020 was primarily due to a 41 basis point decrease in the average yields on such financial instruments from 2.59% in 2019 to 2.18% in 2020, which was partially offset by an 11.3% increase in the average volume of such financial instruments from ￦27,164 billion in 2019 to ￦30,232 billion in 2020. The decrease in average yields on such financial instruments mainly reflected the decrease in the general level of interest rates in Korea. The increase in the average volume of such financial instruments mainly reflected our increased purchases of such financial instruments due to an increase in purchases of government-issued debt securities by Kookmin Bank and KB Securities.
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

which were mostly offset by:

•
a 122.5% increase in the average volume of foreign-currency loans from ￦6,599 billion in 2019 to ￦14,683 billion in 2020, which was enhanced by a 128 basis point increase in the average yields on such loans from 4.23% in 2019 to 5.51% in 2020.

The decreases in the average yields on home equity, corporate, mortgage and other consumer loans mainly reflected the overall decrease in the general level of interest rates in Korea in 2020 compared to 2019. The increase in the average yields on foreign-currency loans was primarily attributable to the reflection of higher average yields applicable to existing foreign-currency loans of Bank Bukopin and PRASAC, which were acquired by Kookmin Bank in September and April 2020, respectively. The decrease in the average volume of home equity loans was mainly the result of increased government regulations applicable to such loans, which led to a decrease in demand for such loans. The increases in the average volumes of corporate, mortgage, other consumer loans and foreign-currency loans were attributable primarily to increased demand from borrowers in need of financing in light of the COVID-19 pandemic.
Overall, the average volume of our loans increased 11.8% from ￦327,747 billion in 2019 to ￦366,444 billion in 2020, while the average yields on our loans decreased by 40 basis points from 3.78% in 2019 to 3.38% in 2020.
Interest expense.
Interest expense decreased 12.5% from ￦5,442 billion in 2019 to ￦4,764 billion in 2020 due to a 16.2% decrease in interest expense on deposits and, to a lesser extent, an 8.2% decrease in interest expense on borrowings and a 4.4% decrease in interest expense on debentures. The average cost of interest-bearing
liabilities decreased by 35 basis points from 1.45% in 2019 to 1.10% in 2020, which was driven mainly by the decrease in the general level of interest rates in Korea in 2020 compared to 2019. The effect of this decrease was partially offset by a 15.4% increase in the average volume of our interest-bearing liabilities from ￦374,114 billion in 2019 to ￦431,765 billion in 2020, which reflected increases in the average volumes of deposits, and, to a lesser extent, borrowings and debentures.
The 16.2% decrease in interest expense on deposits from ￦3,481 billion in 2019 to ￦2,917 billion in 2020 was due to:

•
a 38 basis point decrease in the average cost of time deposits from 1.94% in 2019 to 1.56% in 2020, which was partially offset by a 6.7% increase in the average volume of such deposits from ￦155,762 billion in 2019 to ￦166,275 billion in 2020;

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
Net interest margin.
Our overall net interest margin decreased from 2.14% in 2019 to 1.99% in 2020, as a 5.7% increase in our net interest income from ￦9,197 billion in 2019 to ￦9,722 billion in 2020 was outpaced by a 14.4% increase in the average volume of our interest-earnings assets from ￦429,046 billion in 2019 to ￦489,043 billion in 2020. The growth in average interest-earning assets outpaced a 15.4% increase in average interest-bearing liabilities from ￦374,114 billion in 2019 to ￦431,765 billion in 2020, while the decrease in interest expense outpaced the decrease in interest income, resulting in an increase in net interest income. However, our net interest spread decreased from 1.96% in 2019 to 1.86% in 2020, which reflected a larger decrease in the average yield on interest-earning assets compared to the decrease in the average cost of interest-bearing liabilities between the two periods, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities in the context of a lower interest rate environment in 2020 compared to 2019.
Provision for Credit Losses
Provision for credit losses includes provision for credit losses of loans, provision for credit losses of unused loan commitments, provision for credit losses of acceptances and guarantees, provision for credit losses of financial guarantee contracts and provision for credit losses of other financial assets, in each case net of reversal of provisions.
For a discussion of our credit losses provisioning policy, see “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”
In accordance with the guidelines of the Financial Supervisory Service, if our allowances and provisions for credit losses are deemed insufficient for regulatory purposes, we compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within retained earnings. See “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Regulatory Reserve for Credit Losses” and Note 27.5 of the notes to our consolidated financial statements included elsewhere in this annual report.
Comparison of 2021 to 2020
Our provision for credit losses increased 13.6% from ￦1,043 billion in 2020 to ￦1,185 billion in 2021, primarily due to an increase in provision for credit losses of loans and a change in provision (reversal) for credit losses of acceptances and guarantees, the effect of which was partially offset by a decrease in provision for credit losses of unused loan commitments.
Our provision for credit losses of loans increased 15.7% from ￦941 billion in 2020 to ￦1,089 billion in 2021, mainly due to increases in provision for credit losses in respect of our corporate loans and, to a lesser extent, our credit card receivables. Such increases mainly reflected our provisioning policy pursuant to which we preemptively accounted for a potential increase in expected credit losses that could result from a deterioration in the overall asset quality of our loan portfolios due to
COVID-19,
as well as an increase in the volumes of such corporate and credit card loans. Such increases were offset in part by a decrease in provision for credit losses in respect of our retail loans, which resulted from an improvement in the overall asset quality of our retail loans. Our loan write-offs decreased 15.0% from ￦1,285 billion in 2020 to ￦1,092 billion in 2021, due to decreases in write-offs of corporate loans and, to a lesser extent, credit card receivables and retail loans.
Our provision for credit losses of acceptances and guarantees and unused loan commitments decreased 15.8% from ￦76 billion in 2020 to ￦64 billion in 2021, primarily due to an improvement in the overall credit quality of our acceptances and guarantees and unused loan commitments in 2021.

Comparison of 2020 to 2019
Our provision for credit losses increased 55.7% from ￦670 billion in 2019 to ￦1,043 billion in 2020, primarily due to an increase in provision for credit losses of loans and a change in provisions (reversal) for credit losses of unused loan commitments.
Our provision for credit losses of loans increased 43.2% from ￦657 billion in 2019 to ￦941 billion in 2020, mainly due to increases in provision for credit losses in respect of our corporate loans and, to a lesser extent, our retail loans. Such increases resulted primarily from our preemptive measures to account for a potential increase in expected credit losses that could result from a deterioration in the overall asset quality of our corporate and retail loan portfolios due to COVID-19, as well as an increase in the volumes of such corporate and retail loans. Such increases were offset in part by a decrease in provision for loan losses in respect of our credit card receivables, which resulted from an improvement in the overall asset quality of our credit card receivables. Our loan write-offs increased 8.1% from ￦1,189 billion in 2019 to ￦1,285 billion in 2020, primarily due to an increase in write-offs of corporate loans.
Provision (reversal) for credit losses of unused loan commitments changed from a reversal of ￦3 billion in 2019 to a provision of ￦90 billion in 2020, due mainly to our preemptive measures to account for a potential increase in expected credit losses for borrowers severely impacted by COVID-19.
Allowances for Credit Losses of Loans
We establish allowances for credit losses of loans with respect to loans to absorb such losses. We assess individually significant loans on a case-by-case
basis and other loans on a collective basis.
Corporate Loans.
The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2019	2020	2021
	(%)
Impaired corporate loans as a percentage of total corporate loans	0.5	1.2	1.1
Allowances for credit losses for corporate loans as a percentage of total corporate loans	0.6	0.9	0.9
Allowances for credit losses for corporate loans as a percentage of impaired corporate loans	116.3	76.4	87.3
Net charge-offs of corporate loans as a percentage of total corporate loans	0.1	0.1	0.1
During 2021, impaired corporate loans as a percentage of total corporate loans decreased due to a decrease in our impaired corporate loans, which mainly reflected an improvement in the overall credit quality of our corporate loans, as well as an increase in our total corporate loans. Allowances for credit losses for corporate loans as a percentage of total corporate loans remained stable, as our allowances for credit losses for corporate loans and our total corporate loans increased. Allowances for credit losses for corporate loans as a percentage of impaired corporate loans increased due to an increase in allowances for credit losses for corporate loans and the decrease in impaired corporate loans.
During 2020, both impaired corporate loans and allowances for credit losses for corporate loans, as a percentage of total corporate loans, decreased primarily due to a decrease in our impaired corporate loans, which mainly reflected our efforts to improve the asset quality of our corporate loan portfolio, as well as an increase in our total corporate loans. Such decrease in our impaired corporate loans outpaced a decrease in allowances for credit losses for corporate loans, which caused the level of allowances for credit losses for corporate loans as a percentage of impaired corporate loans to increase during 2020.

Retail Loans.
The following table shows, for the periods indicated, certain information regarding our impaired retail loans:

	As of December 31,
	2019	2020	2021
	(%)
Impaired retail loans as a percentage of total retail loans	0.4	0.4	0.4
Allowances for credit losses for retail loans as a percentage of total retail loans	0.4	0.5	0.5
Allowances for credit losses for retail loans as a percentage of impaired retail loans	117.8	124.4	125.9
Net charge-offs of retail loans as a percentage of total retail loans	0.2	0.2	0.1
During 2021, impaired retail loans and allowances for credit losses for retail loans, each as a percentage of total retail loans, remained stable, as our impaired retail loans, allowances for credit losses for retail loans and our total retail loans all increased. Allowances for credit losses for retail loans as a percentage of impaired retail loans increased slightly during 2021, reflecting a rate of increase in allowances for credit losses for retail loans that outpaced the rate of increase in the amount of impaired retail loans.
During 2020, impaired retail loans as a percentage of total retail loans increased as the rate of increase in our impaired retail loans, which reflected our preemptive measures to account for a potential increase in expected credit losses that could result from a deterioration in the overall asset quality of our retail loan portfolio, outpaced the rate of increase in the amount of our total retail loans. Allowances for credit losses for retail loans as a percentage of total retail loans remained constant, while allowances for credit losses for retail loans as a percentage of impaired retail loans decreased during 2020, reflecting a rate of increase in impaired retail loans that outpaced the rate of increase in allowances for credit losses for retail loans.
Credit Card Balances.
The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2019	2020	2021
	(%)
Impaired credit card balances as a percentage of total credit card balances	2.5	2.7	2.5
Allowances for credit losses for credit card balances as a percentage of total credit card balances	4.0	3.7	3.8
Allowances for credit losses for credit card balances as a percentage of impaired credit card balances	155.9	138.5	150.2
Net charge-offs as a percentage of total credit card balances	2.0	2.0	1.5
During 2021, impaired credit card balances as a percentage of total credit card balances decreased as the rate of increase in the amount of our impaired credit card balances was outpaced by the rate of increase in the amount of our total credit card balances. Allowances for credit losses for credit card balances as a percentage of both total credit card balances and impaired credit card balances increased during 2021, as the rate of increase in the amount of our allowances for credit losses for credit card balances outpaced the rates of increases of both our total credit card balances and our impaired credit card balances.
During 2020, impaired credit card balances as a percentage of total credit card balances increased as the rate of increase in our impaired credit card balances outpaced the rate of increase in the amount of our total credit card balances. Allowances for credit losses for credit card balances as a percentage of both total credit card balances and impaired credit card balances decreased during 2020, primarily as a result of an improvement in the asset quality of our existing impaired credit card balances.

Net Fee and Commission Income
The following table shows, for the periods indicated, the components of our net fee and commission income:

	Year Ended December 31,						Percentage Change
	2019		2020		2021		2020/2019	2021/2020
	(in billions of Won)						(%)
Fee and commission income	￦	3,879	￦	4,527	￦	5,324	16.7	17.6
Fee and commission expense		(1,524)		(1,568)		(1,698)	2.9	8.3

Net fee and commission income	￦	2,355	￦	2,959	￦	3,626	25.6	22.5

Comparison of 2021 to 2020
Our net fee and commission income increased 22.5% from ￦2,959 billion in 2020 to ￦3,626 billion in 2021, due to a 17.6% increase in fee and commission income from ￦4,527 billion in 2020 to ￦5,324 billion in 2021, which was offset in part by an 8.3% increase in fee and commission expense from ￦1,568 billion in 2020 to ￦1,698 billion in 2021.
The 17.6% increase in fee and commission income was primarily due to a 41.2% increase in lease fees received from ￦636 billion in 2020 to ￦898 billion in 2021, a 10.8% increase in credit and debit card related fees received from ￦1,378 billion in 2020 to ￦1,527 billion in 2021 and a 44.8% increase in other fees received from ￦315 billion in 2020 to ￦456 billion in 2021. The increase in lease fees received was principally as a result of an increase in automobile lease fees received by KB Capital, the increase in credit and debit card related fees received was primarily attributable to an increase in the volume of credit and debit card transactions in light of the
COVID-19
pandemic and the increase in other fees received mainly reflected an increase in investment finance-related commissions received.
The 8.3% increase in fee and commission expense was principally attributable to a 32.8% increase in other fees paid from ￦381 billion in 2020 to ￦506 billion in 2021, primarily due to increases in other miscellaneous fees paid by KB Kookmin Card and KB Securities.
Comparison of 2020 to 2019
Our net fee and commission income increased 25.6% from ￦2,355 billion in 2019 to ￦2,959 billion in 2020, due to a 16.7% increase in fee and commission income from ￦3,879 billion in 2019 to ￦4,527 billion in 2020, which was offset in part by a 2.9% increase in fee and commission expense from ￦1,524 billion in 2019 to ￦1,568 billion in 2020.
The 16.7% increase in fee and commission income was primarily due to a 77.8% increase in commissions received on securities business from ￦446 billion in 2019 to ￦793 billion in 2020, which was enhanced by a 48.6% increase in lease fees received from ￦428 billion in 2019 to ￦636 billion in 2020. The increase in commissions received on securities business mainly reflected an increase in the volume of commission-generating securities instruments sold by KB Securities, and the increase in lease fees was principally as a result of an increase in automobile lease fees received by KB Capital.
The 2.9% increase in fee and commission expense was principally attributable to a 10.8% increase in other fees paid from ￦344 billion in 2019 to ￦381 billion in 2020, a 14.2% increase in outsourcing related fees paid from ￦190 billion in 2019 to ￦217 billion in 2020 and, to a lesser extent, a 31.0% increase in trading activity related fees paid from ￦29 billion in 2019 to ￦38 billion in 2020, which were offset in part by a 4.8% decrease in credit and debit card related fees paid from ￦892 billion in 2019 to ￦849 billion in 2020. The increase in other fees paid was mainly due to an increase in other miscellaneous fees paid by KB Insurance and KB Capital, the increase in outsourcing related fees paid mainly reflected an increase in advisory and consulting fees relating to various acquisitions paid by us and Kookmin Bank, and the increase in trading activity related fees paid was primarily attributable to an increase in the volume of transactions conducted by KB Securities. The decrease in credit and debit card related fees paid was mainly driven by a decrease in fees paid in connection with sales agents’ marketing activities due to COVID-19, which led to a decline in face-to-face meetings between sales agents and potential customers.
Net Insurance Income
The following table shows, for the periods indicated, the components of our net insurance income:

	Year Ended December 31,						Percentage Change
	2019		2020		2021		2020/2019	2021/2020
	(in billions of Won)						(%)
Insurance income	￦	12,317	￦	14,387	￦	16,108	16.8	12.0
Insurance expense		(12,018)		(14,087)		(15,551)	17.2	10.4

Net insurance income	￦	300	￦	300	￦	557	0.0	85.7

Comparison of 2021 to 2020
Our net insurance income increased 85.7% from ￦300 billion in 2020 to ￦557 billion in 2021, due to a 12.0% increase in insurance income from ￦14,387 billion in 2020 to ￦16,108 billion in 2021, which was offset in part by a 10.4% increase in insurance expense from ￦14,087 billion in 2020 to ￦15,551 billion in 2021.
The increase in insurance income was mainly due to a 14.1% increase in premium income from ￦12,873 billion in 2020 to ￦14,684 billion in 2021, which was offset in part by a decrease in income from changes in reinsurance assets from ￦468 billion in 2020 to ￦135 billion in 2021. The increase in premium income was principally due to an increase in the number of new insurance products sold by KB Life Insurance and KB Insurance, as well as the full-year effect of the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020. The decrease in income from changes in reinsurance assets was mainly due to an increase in income from a reinsurance claim in connection with a major fire in 2020, which was not repeated in 2021.
The increase in insurance expense was principally attributable to a 22.7% increase in refunds of surrender value paid from ￦3,286 billion in 2020 to ￦4,032 billion in 2021, which was enhanced by a 9.7% increase in insurance claims paid from ￦5,265 billion in 2020 to ￦5,778 billion in 2021. Such increases were mainly due to an increase in the accumulated number of insurance products sold by KB Life Insurance and KB Insurance, as well as the full-year effect of the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020.
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

The increase in insurance expense was principally attributable to a 75.2% increase in provision for policy reserve from ￦1,547 billion in 2019 to ￦2,710 billion in 2020, which was enhanced by a 14.5% increase in refunds of surrender value paid from ￦2,871 billion in 2019 to ￦3,286 billion in 2020 and a 4.3% increase in insurance claims paid from ￦5,047 billion in 2019 to ￦5,265 billion in 2020. Such increases were mainly due to an increase in the number of new insurance products sold by KB Insurance and KB Life Insurance.
Net Gains on Financial Instruments at Fair Value through Profit or Loss
The following table shows, for the periods indicated, the components of our net gains on financial instruments at fair value through profit or loss:

	Year Ended December 31,						Percentage Change
	2019		2020		2021		2020/2019	2021/2020
	(in billions of Won)						(%)
Net gains on financial assets at fair value through profit or loss	￦	974	￦	1,302	￦	831	33.7	(36.2)
Net gains on derivatives held for trading		1,116		323		204	(71.1)	(36.8)
Net losses on financial liabilities at fair value through profit or loss		(48)		(125)		(8)	160.4	(93.6)
Net losses on financial instruments designated at fair value through profit or loss		(1,398)		(489)		(31)	(65.0)	(93.7)

Net gains on financial instruments at fair value through profit or loss	￦	644	￦	1,011	￦	995	57.0	(1.6)

Comparison of 2021 to 2020
Our net gains on financial instruments at fair value through profit or loss decreased 1.6% from ￦1,011 billion in 2020 to ￦995 billion in 2021. Such decrease was primarily attributable to decreases in net gains on financial assets at fair value through profit or loss and net gains on derivatives held for trading, the effects of which were mostly offset by substantial decreases in net losses on financial instruments designated at fair value through profit or loss and net losses on financial liabilities at fair value through profit or loss.

•
Our net gains on financial assets at fair value through profit or loss decreased 36.2% from ￦1,302 billion in 2020 to ￦831 billion in 2021, due to a 48.8% decrease in net gains on debt securities held for trading from ￦1,021 billion in 2020 to ￦523 billion in 2021, which was slightly offset by a 9.3% increase in net gains on equity securities held for trading from ￦281 billion in 2020 to ￦307 billion in 2021.

•
Our net gains on derivatives held for trading decreased 36.8% from ￦323 billion in 2020 to ￦204 billion in 2021, primarily due to a change from net gains on stock or stock index derivatives held for trading of ￦250 billion in 2020 to net losses on such derivatives of ￦1 billion in 2021, which was enhanced by a 51.4% decrease in net gains on currency derivatives held for trading from ￦144 billion in 2020 to ￦70 billion in 2021.
Such effect was partially offset by a change from net losses on interest rate derivatives held for trading of ￦55 billion in 2020 to net gains on such derivatives of ￦151 billion in 2021.

•
Our net losses on financial instruments designated at fair value through profit or loss decreased 93.7% from ￦489 billion in 2020 to ￦31 billion in 2021 as a result of a decrease in net losses on financial liabilities designated at fair value through profit or loss. Such decrease was primarily attributable to a

42.7% decrease in losses on financial liabilities designated at fair value through profit or loss from ￦1,143 billion in 2020 to ￦655 billion in 2021.

•
Our net losses on financial liabilities at fair value through profit or loss decreased 93.6% from ￦125 billion in 2020 to ￦8 billion in 2021 as a result of a 47.1% decrease in losses on financial liabilities at fair value through profit or loss from ￦153 billion in 2020 to ￦81 billion in 2021 and a 160.7% increase in gains on financial liabilities at fair value through profit or loss from ￦28 billion in 2020 to ￦73 billion in 2021.

Comparison of 2020 to 2019
Our net gains on financial instruments at fair value through profit or loss increased 57.0% from ￦644 billion in 2019 to ￦1,011 billion in 2020. Such increase was primarily attributable to a decrease in net losses on financial instruments designated at fair value through profit or loss and an increase in net gains on financial assets at fair value through profit or loss, the effects of which were partially offset by a decrease in net gains on derivatives held for trading.

•
Our net losses on financial instruments designated at fair value through profit or loss decreased 65.0% from ￦1,398 billion in 2019 to ￦489 billion in 2020 as a result of a decrease in net losses on financial liabilities designated at fair value through profit or loss. Such decrease was primarily attributable to a 41.5% decrease in losses from financial liabilities designated at fair value through profit or loss from ￦1,954 billion in 2019 to ￦1,143 billion in 2020.

•
Our net gains on financial assets at fair value through profit or loss increased 33.7% from ￦974 billion in 2019 to ￦1,302 billion in 2020, due to a 148.7% increase in net gains on equity securities held for trading from ￦113 billion in 2019 to ￦281 billion in 2020 and an 18.6% increase in net gains on debt securities held for trading from ￦861 billion in 2019 to ￦1,021 billion in 2020.

•
Our net gains on derivatives held for trading decreased 71.1% from ￦1,116 billion in 2019 to ￦323 billion in 2020, primarily due to a 75.7% decrease in net gains on stock or stock index derivatives held for trading from ￦1,027 billion in 2019 to ￦250 billion in 2020.

For further information regarding our net gains on financial instruments at fair value through profit or loss, see Note 30 of the notes to our consolidated financial statements included elsewhere in this annual report.
General and Administrative Expenses
The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year Ended December 31,						Percentage Change
	2019		2020		2021		2020/2019	2021/2020
	(in billions of Won)						(%)
Expenses related to employees	￦	3,956	￦	4,325	￦	4,635	9.3	7.2
Depreciation and amortization		784		875		851	11.6	(2.7)
Other general and administrative expenses		1,531		1,615		1,715	5.5	6.2

General and administrative expenses	￦	6,272	￦	6,815	￦	7,201	8.7	5.7

Comparison of 2021 to 2020
Our general and administrative expenses increased 5.7% from ￦6,815 billion in 2020 to ￦7,201 billion in 2021, primarily as a result of a 7.2% increase in expenses related to employees from ￦4,325 billion in 2020 to

￦4,635 billion in 2021, which was enhanced by a 6.2% increase in other general and administrative expenses from ￦1,615 billion in 2020 to ￦1,715 billion in 2021 and slightly offset by a 2.7% decrease in depreciation and amortization expenses from ￦875 billion in 2020 to ￦851 billion in 2021.
The increase in expenses related to employees was attributable mainly to a 7.8% increase in salaries from ￦2,789 billion in 2020 to ￦3,007 billion in 2021, which was primarily due to the full-year effect of the increase in the number of employees in connection with the addition of PRASAC and Bank Bukopin as consolidated subsidiaries of Kookmin Bank in April and September 2020, respectively. Such increase was enhanced by a 6.5% increase in other employee benefits from ￦871 billion in 2020 to ￦928 billion in 2021, which was primarily driven by an increase in performance-based compensation paid to our employees in 2021, and a 108.2% increase in share-based payments from ￦49 billion in 2020 to ￦102 billion in 2021, which was primarily due to an increase in our share price.
The increase in other general and administrative expenses was attributable mainly to a 12.1% increase in electronic data processing expenses from ￦281 billion in 2020 to ￦315 billion in 2021 and an 8.4% increase in miscellaneous expenses from ￦296 billion in 2020 to ￦321 billion in 2021. Such increases were enhanced by an 8.8% increase in service fees from ￦239 billion in 2020 to ￦260 billion in 2021 and a 65.6% increase in repairs and maintenance expenses from ￦32 billion in 2020 to ￦53 billion in 2021. Such increases were partially offset by an 11.4% decrease in advertising expenses from ￦237 billion in 2020 to ￦210 billion in 2021.
Comparison of 2020 to 2019
Our general and administrative expenses increased 8.7% from ￦6,272 billion in 2019 to ￦6,815 billion in 2020, primarily as a result of a 9.3% increase in expenses related to employees from ￦3,956 billion in 2019 to ￦4,325 billion in 2020, which was enhanced by an 11.6% increase in depreciation and amortization expenses from ￦784 billion in 2019 to ￦875 billion in 2020 and a 5.5% increase in other general and administrative expenses from ￦1,531 billion in 2019 to ￦1,615 billion in 2020.
The increase in expenses related to employees was attributable mainly to a 9.0% increase in salaries from ￦2,558 billion in 2019 to ￦2,789 billion in 2020, which was primarily due to an increase in the number of employees due to the acquisitions of PRASAC, Prudential Life Insurance and Bank Bukopin. Such increase was enhanced by a 50.4% increase in termination benefits from ￦240 billion in 2019 to ￦361 billion in 2020, mainly due to our implementation of an early retirement program in December 2020, and, to a lesser extent, a 2.7% increase in other employee benefits from ￦848 billion in 2019 to ￦871 billion in 2020, which was primarily driven by an increase in performance-based compensation paid to our employees in 2020.
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

Net Other Operating Expenses
The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year Ended December 31,						Percentage Change
	2019		2020		2021		2020/2019	2021/2020
	(in billions of Won)						(%)
Other operating income	￦	2,864	￦	4,757	￦	4,929	66.1	3.6
Other operating expenses		(3,927)		(6,257)		(6,853)	59.3	9.5

Net other operating expenses	￦	(1,063)	￦	(1,500)	￦	(1,924)	41.1	28.3

Comparison of 2021 to 2020
Our net other operating expenses increased 28.3% from ￦1,500 billion in 2020 to ￦1,924 billion in 2021, as a 9.5% increase in other operating expenses from ￦6,257 billion in 2020 to ￦6,853 billion in 2021 outpaced a 3.6% increase in other operating income from ￦4,757 billion in 2020 to ￦4,929 billion in 2021.
Other operating expenses include principally losses on foreign exchange transactions, losses related to financial assets at amortized cost, losses related to financial instruments at fair value through other comprehensive income and miscellaneous other operating expenses. The 9.5% increase in other operating expenses was mainly the result of a significant increase in losses on financial instruments at fair value through other comprehensive income from ￦19 billion in 2020 to ￦225 billion in 2021, a 42.2% increase in depreciation expenses of operating lease assets from ￦424 billion in 2020 to ￦603 billion in 2021 and a 7.7% increase in miscellaneous other operating expenses from ￦1,510 billion in 2020 to ￦1,626 billion in 2021. The increase in losses on financial instruments at fair value through other comprehensive income was primarily due to an increase in losses relating to the disposal of government and public bonds. The increase in depreciation expenses of operating lease assets mainly reflected an increase in automobile lease assets of KB Capital.
Other operating income includes principally gains on foreign exchange transactions, gains on financial assets at amortized cost, gains on financial instruments at fair value through other comprehensive income and miscellaneous other operating income. The 3.6% increase in other operating income was primarily attributable to a 6.7% increase in gains on foreign exchange transactions from ￦3,635 billion in 2020 to ￦3,878 billion in 2021, which was enhanced by a 27.4% increase in miscellaneous other operating income from ￦592 billion in 2020 to ￦754 billion in 2021. Such increases were offset in part by a 58.4% decrease in gains on financial instruments at fair value through other comprehensive income from ￦305 billion in 2020 to ￦127 billion in 2021. The increase in gains on foreign exchange transactions, which was mainly the result of increased exchange rate volatility, was partially offset by an increase in losses on foreign exchange transactions, which is recorded as part of other operating expenses. On a net basis, our net gains on foreign exchange transactions increased 195.2% from ￦104 billion in 2020 to ￦307 billion in 2021.
Comparison of 2020 to 2019
Our net other operating expenses increased 41.1% from ￦1,063 billion in 2019 to ￦1,500 billion in 2020, as a 59.3% increase in other operating expenses from ￦3,927 billion in 2019 to ￦6,257 billion in 2020 outpaced a 66.1% increase in other operating income from ￦2,864 billion in 2019 to ￦4,757 billion in 2020.
The 59.3% increase in other operating expenses was mainly the result of a 79.2% increase in losses on foreign exchange transactions from ￦1,970 billion in 2019 to ￦3,531 billion in 2020, which was enhanced by a 39.8% increase in other operating expenses from ￦1,920 billion in 2019 to ￦2,684 billion in 2020. The increase in losses on foreign exchange transactions, which was primarily due to higher exchange rate volatility, was partially offset by an increase in gains on foreign exchange transactions, which is recorded as part of other operating income. On a net basis, our net gains on foreign exchange transactions decreased 51.4% from ￦214 billion in 2019 to ￦104 billion in 2020.

The 66.1% increase in other operating income was primarily attributable to a 66.4% increase in gains on foreign exchange transactions from ￦2,184 billion in 2019 to ￦3,635 billion in 2020. The increase in gains on foreign exchange transactions, which was mainly the result of increased exchange rate volatility, was more than offset by an increase in losses on foreign exchange transactions, which is recorded as part of other operating expenses as discussed above.
For further information regarding our net other operating expenses, see Note 31 of the notes to our consolidated financial statements included elsewhere in this annual report.
Net
Non-operating
Income
The following table shows, for the periods indicated, the components of our net non-operating
income:

	Year Ended December 31,						Percentage Change
	2019		2020		2021		2020/2019		2021/2020
	(in billions of Won)						(%)
Share of profit (loss) of associates and joint ventures	￦	16	￦	(44)	￦	94	N/M	(1)	N/M	(1)
Net other non-operating income (expenses)		27		189		(110)	600.0		N/M	(1)

Net non-operating income (expenses)	￦	43	￦	146	￦	(16)	239.5		N/M	(1)

(1)	“N/M” means not meaningful.
Comparison of 2021 to 2020
Our net
non-operating
income (expenses) changed from a net income of ￦146 billion in 2020 to net expenses of ￦16 billion in 2021, primarily as a result of a change in net other non-operating
income (expenses) from a net income of ￦189 billion in 2020 to net expenses of ￦110 billion in 2021, which was partially offset by a change in share of profit (loss) of associates and joint ventures from a net loss of ￦44 billion in 2020 to a net profit of ￦94 billion in 2021.
The change in in net other
non-operating
income (expenses) from a net income to net expenses was attributable to a 73.2% decrease in other non-operating
income from ￦466 billion in 2020 to ￦125 billion in 2021, which was partially offset by a 15.2% decrease in other non-operating
expenses from ￦277 billion in 2020 to ￦235 billion in 2021. The decrease in other non-operating
income was mainly due to gains on bargain purchase of ￦145 billion recognized in 2020 resulting from the acquisition of Prudential Life Insurance, which was not repeated in 2021, as well as a 91.9% decrease in gains on disposal of property and equipment from ￦111 billion in 2020 to ￦9 billion in 2021, primarily due to a decrease in gains on disposal of investment property held by our consolidated funds. Such decrease was enhanced by a 69.0% decrease in rental income from ￦113 billion in 2020 to ￦35 billion in 2021, primarily due to a decrease in our holdings of investment property that generated rental income.
The decrease in other
non-operating
expenses primarily reflected a 18.8% decrease in miscellaneous other expenses from ￦144 billion in 2020 to ￦117 billion in 2021.
The change in share of profit (loss) of associates and joint ventures from a net loss to a net profit was primarily due to an increase in profit of equity-method investees of Kookmin Bank.
Comparison of 2020 to 2019
Our net non-operating income increased 239.5% from ￦43 billion in 2019 to ￦146 billion in 2020, primarily as a result of a 600.0% increase in net other non-operating income from ￦27 billion in 2019 to

￦189 billion in 2020, which was partially offset by a change in share of profit (loss) of associates and joint ventures from a net profit of ￦16 billion in 2019 to a net loss of ￦44 billion in 2020.
The 600.0% increase in net other non-operating income was attributable to a 123.0% increase in other non-operating
income from ￦209 billion in 2019 to ￦466 billion in 2020, which was partly offset by a 52.2% increase in other non-operating expenses from ￦182 billion in 2019 to ￦277 billion in 2020. The increase in other non-operating income was mainly due to gains on a bargain purchase of ￦145 billion recognized in connection with the acquisition of Prudential Life Insurance in 2020. Such increase was enhanced by a 208.3% increase in gains on disposal of property and equipment from ￦36 billion in 2019 to ￦111 billion in 2020. The increase in other non-operating expenses primarily reflected a 121.5% increase in other expenses, which was mainly attributable to an increase in provisions in connection with certain litigations involving KB Securities.
The 375.0% decrease in share of profit of associates and joint ventures was primarily due to a decrease in profit of equity-method investees of Kookmin Bank.
Income Tax Expense
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
Comparison of 2021 to 2020
Income tax expense increased 34.3% from ￦1,264 billion in 2020 to ￦1,697 billion in 2021, primarily due to a 45.5% increase in income tax payable from ￦1,086 billion in 2020 to ￦1,580 billion in 2021, which was partially offset by a 34.3% decrease in changes in deferred income tax assets and liabilities from ￦327 billion in 2020 to ￦215 billion in 2021 and a 38.3% decrease in income tax recognized directly in equity and others from ￦149 billion in 2020 to ￦92 billion in 2021. The increase in income tax payable was due to a 43.0% increase in current income tax expense from ￦1,099 billion in 2020 to ￦1,572 billion in 2021, which resulted primarily from the increase in our profit before income tax. The decrease in income tax recognized directly in equity and others was primarily attributable to a change in gains or losses on hedging instruments of net investments in foreign operations from net losses of ￦25 billion in 2020 to net gains of ￦26 billion in 2021. Our effective tax rate was 27.9% in 2021 compared to 26.5% in 2020.
Comparison of 2020 to 2019
Income tax expense increased 3.5% from ￦1,221 billion in 2019 to ￦1,264 billion in 2020, due to a 9.5% increase in income tax payable from ￦992 billion in 2019 to ￦1,086 billion in 2020 and a 14.3% increase in changes in deferred income tax assets (and liabilities) from ￦286 billion in 2019 to ￦327 billion in 2020, which were partially offset by a 163.2% increase in income tax recognized directly in equity and others from ￦57 billion in 2019 to ￦149 billion in 2020. The increase in income tax payable was due to a 5.4% increase in current income tax expense from ￦1,043 billion in 2019 to ￦1,099 billion in 2020, which resulted from the increase in our profit before income tax, as well as a 74.5% decrease in adjustments of income tax of prior years recognized in current tax from ￦51 billion in 2019 to ￦13 billion in 2020. The increase in income tax recognized directly in equity and others was primarily attributable to a 584.6% increase in net losses on financial assets at fair value through other comprehensive income from ￦13 billion in 2019 to ￦89 billion in 2020. Our effective tax rate was 26.5% in 2020 compared to 26.9% in 2019.
See Note 34 of the notes to our consolidated financial statements included elsewhere in this annual report.

Profit for the Year
As a result of the factors described above, our profit for the year was ￦4,384 billion in 2021 compared to ￦3,516 billion in 2020 and ￦3,313 billion in 2019.
Results by Principal Business Segment
We compile and analyze financial information for our business segments based upon segment information used by our management for the purposes of resource allocation and performance evaluation. We are organized into seven major business segments: retail banking operations, corporate banking operations, other banking operations, credit card operations, securities operations, life insurance operations and non-life
insurance operations.
The following table shows, for the periods indicated, our results of operations by segment:

	Profit (1) for the Year Ended December 31,						Total Net Operating Revenues (2) for the Year Ended December 31,
	2019		2020		2021		2019		2020		2021
	(in billions of Won)
Retail banking operations	￦	552	￦	421	￦	577	￦	2,980	￦	2,919	￦	2,958
Corporate banking operations		1,060		918		1,021		2,376		2,834		3,590
Other banking operations		827		980		940		1,591		1,798		1,585
Credit card operations		317		324		421		1,471		1,538		1,774
Securities operations		258		426		594		1,113		1,448		1,676
Life insurance operations		16		33		290		107		237		631
Non-life insurance operations		234		177		302		1,186		1,027		1,286
Other		182		406		332		608		691		984

Total (3)	￦	3,446	￦	3,686	￦	4,477	￦	11,432	￦	12,492	￦	14,484

(1)	After deduction of income tax allocated to each segment. See Note 5 of the notes to our consolidated financial statements.
(2)	Represents operating revenue from external customers. See Note 5 of the notes to our consolidated financial statements.
(3)	Prior to adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.
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
Retail Banking Operations
This segment consists of retail banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2019		2020		2021		2020/2019	2021/2020
	(in billions of Won)						(%)
Income statement data
Interest income	￦	4,873	￦	4,520	￦	4,438	(7.2)	(1.8)
Interest expense		(1,725)		(1,341)		(896)	(22.3)	(33.2)
Net fee and commission income		472		407		392	(13.8)	(3.7)
Net other operating expenses		(640)		(666)		(975)	4.1	46.4
General and administrative expenses		(1,982)		(2,073)		(2,037)	4.6	(1.7)
Provision for credit losses		(236)		(265)		(126)	12.3	(52.5)

Profit before income tax expense		761		581		795	(23.7)	36.8
Income tax expense		(209)		(160)		(219)	(23.4)	36.9

Profit for the year	￦	552	￦	421	￦	577	(23.7)	37.1

Comparison of 2021 to 2020
Our profit before income tax expense for this segment increased 36.8% from ￦581 billion in 2020 to ￦795 billion in 2021.
Interest income from our retail banking operations decreased 1.8% from ￦4,520 billion in 2020 to ￦4,438 billion in 2021. This decrease was mainly due to decreases in the average yields on mortgage loans, other consumer loans and home equity loans, the effects of which were partially offset by increases in the average volumes of mortgage loans and other consumer loans from 2020 to 2021.
Interest expense for this segment decreased 33.2% from ￦1,341 billion in 2020 to ￦896 billion in 2021. Our largest and most important funding source is deposits from retail customers, which represent more than half of our total deposits. The decrease in interest expense for this segment was mainly due to decreases in the average costs on demand deposits, time deposits and certificates of deposit, the effects of which were enhanced by decreases in the average volumes of time deposits and certificates of deposit and partially offset by an increase in the average volume of demand deposits.
Net fee and commission income attributable to this segment decreased 3.7% from ￦407 billion in 2020 to ￦392 billion in 2021, mainly due to an increase in common fee and commission-related expenses allocated to the retail banking segment.

Net other operating expenses attributable to this segment increased 46.4% from ￦666 billion in 2020 to ￦975 billion in 2021, mainly as a result of an increase in expenses related to inter-segment borrowings and a decrease in gains on sale of loans measured at amortized cost.
General and administrative expenses attributable to this segment decreased 1.7% from ￦2,073 billion in 2020 to ￦2,037 billion in 2021, primarily due to decreases in expenses related to employees and depreciation expenses, which were offset in part by an increase in common general and administrative expenses allocated to the retail banking segment.
Provision for credit losses decreased 52.5% from ￦265 billion in 2020 to ￦126 billion in 2021, mainly due to decreases in provision for credit losses of retail loans and unused retail loan commitments, reflecting an improvement in asset quality of our retail loan portfolio resulting from government policies in support of borrowers adversely impacted by the
COVID-19
pandemic in 2021.
Comparison of 2020 to 2019
Our profit before income tax expense for this segment decreased 23.7% from ￦761 billion in 2019 to ￦581 billion in 2020.
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
Net other operating expenses attributable to this segment increased 4.1% from ￦640 billion in 2019 to ￦666 billion in 2020, mainly as a result of increases in expenses related to inter-segment borrowings and foreign exchange transactions, which were partially offset by an increase in gains on sale of loans measured at amortized cost.
General and administrative expenses attributable to this segment increased 4.6% from ￦1,982 billion in 2019 to ￦2,073 billion in 2020, primarily due to an increase in common administrative expenses allocated to the retail banking segment, the effects of which were offset in part by decreases in business promotion expenses and employee compensation and benefits.
Provision for credit losses increased 12.3% from ￦236 billion in 2019 to ￦265 billion in 2020, mainly due to increases in provision for credit losses of retail loans and unused retail loan commitments, resulting from an increase in retail loans and additional provisions due to COVID-19.

Corporate Banking Operations
This segment consists of corporate banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2019		2020		2021		2020/2019	2021/2020
	(in billions of Won)						(%)
Income statement data
Interest income	￦	4,643	￦	4,900	￦	5,318	5.5	8.5
Interest expense		(1,798)		(1,662)		(1,515)	(7.6)	(8.8)
Net fee and commission income		349		363		391	4.0	7.7
Net gains (losses) on financial instruments at fair value through profit or loss		(3)		(52)		29	N/M (1)	N/M	(1)
Net other operating expenses		(611)		(537)		(598)	(12.1)	11.4
General and administrative expenses		(1,242)		(1,555)		(1,832)	25.2	17.8
Reversal of (provision for) credit losses		126		(204)		(393)	N/M (1)	92.6
Net other non-operating income (expenses)		—		5		(9)	N/A (2)	N/M	(1)

Profit before income tax expense		1,464		1,258		1,390	(14.1)	10.5
Income tax expense		(404)		(340)		(369)	(15.8)	8.5

Profit for the year	￦	1,060	￦	918	￦	1,021	(13.4)	11.2

(1)	“N/M” means not meaningful.
(2)	“N/A” means not applicable.
Comparison of 2021 to 2020
Our profit before income tax expense for this segment increased 10.5% from ￦1,258 billion in 2020 to ￦1,390 billion in 2021.
Interest income from our corporate banking operations increased 8.5% from ￦4,900 billion in 2020 to ￦5,318 billion in 2021.
This increase was primarily due to the full-year effect of the addition of PRASAC and Bank Bukopin as consolidated subsidiaries of Kookmin Bank in April and September 2020, respectively. Such effect was enhanced by an increase in the average volume of corporate loans of Kookmin Bank, which was partially offset by a decrease the average yields on such loans from 2020 to 2021.
Interest expense for this segment decreased 8.8% from ￦1,662 billion in 2020 to ￦1,515 billion in 2021.
This decrease was principally due to a decrease in the average cost of deposits held by corporate customers of Kookmin Bank from 2020 to 2021, which was partially offset by an increase in the average volume of such deposits and the full-year effect of the addition of PRASAC and Bank Bukopin, which became consolidated subsidiaries of Kookmin Bank in April and September 2020, respectively.
Net fee and commission income attributable to this segment increased 7.7% from ￦363 billion in 2020 to ￦391 billion in 2021, primarily due to increases in trust and other fiduciary fees received and foreign currency-related fees received.
Net gains (losses) on financial instruments at fair value through profit or loss attributable to this segment changed from net losses of ￦52 billion in 2020 to net gains of ￦29 billion in 2021, principally as a result of an increase in net gains on currency-related derivatives held by Kookmin Bank’s foreign subsidiaries.
Net other operating expenses attributable to this segment increased 11.4% from ￦537 billion in 2020 to ￦598 billion in 2021, mainly as a result of an increase in losses on foreign exchange transactions of Kookmin Bank’s foreign subsidiaries.

General and administrative expenses attributable to this segment increased 17.8% from ￦1,555 billion in 2020 to ￦1,832 billion in 2021, principally due to an increase in salary expenses resulting from the full-year effect of the additions of PRASAC and Bank Bukopin as consolidated subsidiaries of Kookmin Bank in April and September 2020, respectively, the effects of which were enhanced by an increase in common administrative expenses allocated to the corporate banking segment.
Provision for credit losses attributable to this segment increased 92.6% from ￦204 billion in 2020 to ￦393 billion in 2021, due mainly to an increase in provision for credit losses of foreign-currency loans of Bank Bukopin, which was added as a consolidated subsidiary of Kookmin Bank in September 2020.
Net other
non-operating
income (expenses) attributable to this segment changed from a net income of ￦5 billion in 2020 to net expenses of ￦9 billion in 2021, mainly due to a decrease in net other non-operating
income of Bank Bukopin, which became a consolidated subsidiary of Kookmin Bank in September 2020.
Comparison of 2020 to 2019
Our profit before income tax expense for this segment decreased 14.1% from ￦1,464 billion in 2019 to ￦1,258 billion in 2020.
Interest income from our corporate banking operations increased 5.5% from ￦4,643 billion in 2019 to ￦4,900 billion in 2020. This increase was principally due to the additions of PRASAC and Bank Bukopin as subsidiaries of Kookmin Bank in April and September 2020, respectively, the effects of which were enhanced by an increase in the average volume of corporate loans of Kookmin Bank and partially offset by a decrease in the average yields on such loans from 2019 to 2020.
Interest expense for this segment decreased 7.6% from ￦1,798 billion in 2019 to ￦1,662 billion in 2020. This decrease was principally due to a decrease in the average cost of deposits held by corporate customers of Kookmin Bank from 2019 to 2020, which was partially offset by an increase in the average volume of such deposits and the additions of PRASAC and Bank Bukopin as subsidiaries of Kookmin Bank in April and September 2020, respectively.
Net fee and commission income attributable to this segment increased 4.0% from ￦349 billion in 2019 to ￦363 billion in 2020, primarily due to the additions of PRASAC and Bank Bukopin as subsidiaries of Kookmin Bank in April and September 2020, respectively.
Net losses on financial instruments at fair value through profit or loss attributable to this segment significantly increased from ￦3 billion in 2019 to ￦52 billion in 2020, principally as a result of an increase in net losses on derivatives held for trading by a foreign subsidiary from 2019 to 2020.
Net other operating expenses attributable to this segment decreased 12.1% from ￦611 billion in 2019 to ￦537 billion in 2020, mainly as a result of a decrease in expenses related to inter-segment borrowings, which was enhanced by an increase in net other operating income of Kookmin Bank’s foreign subsidiaries.
General and administrative expenses attributable to this segment increased 25.2% from ￦1,242 billion in 2019 to ￦1,555 billion in 2020, principally due to the additions of PRASAC and Bank Bukopin as subsidiaries of Kookmin Bank in April and September 2020, respectively, the effects of which were enhanced by increases in salary and benefits expenses and common administrative expenses allocated to the corporate banking segment.
Reversal of (provision for) credit losses attributable to this segment changed from a net reversal of ￦126 billion in 2019 to a net provision of ￦204 billion in 2020, due mainly to an increase in corporate loans and additional provisions due to COVID-19, which was enhanced by the additions of PRASAC and Bank Bukopin as subsidiaries of Kookmin Bank in April and September 2020, respectively.

Net other non-operating income attributable to this segment increased from nil in 2019 to ￦5 billion in 2020, mainly due to the addition of Bank Bukopin as a subsidiary of Kookmin Bank in September 2020.
Other Banking Operations
This segment primarily consists of Kookmin Bank’s banking operations other than retail and corporate banking operations, including treasury activities and Kookmin Bank’s “back office” administrative operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2019		2020		2021		2020/2019	2021/2020
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,264	￦	1,037	￦	919	(18.0)	(11.4)
Interest expense		(894)		(698)		(534)	(21.9)	(23.5)
Net fee and commission income		312		298		405	(4.5)	35.9
Net gains on financial instruments at fair value through profit or loss		425		297		313	(30.1)	5.4
Net other operating income		651		973		754	49.5	(22.5)
General and administrative expenses		(663)		(574)		(534)	(13.4)	(7.0)
Reversal of (provision for) credit losses		7		(15)		(4)	N/M (1)	(73.3)
Share of profit (loss) of associates and joint ventures		29		(48)		57	N/M (1)	N/M (1)
Net other non-operating income (expenses)		(39)		23		(70)	N/M (1)	N/M (1)

Profit before income tax expense		1,093		1,293		1,306	18.3	1.0
Income tax expense		(266)		(313)		(366)	17.7	16.9

Profit for the year	￦	827	￦	980	￦	940	18.5	(4.1)

(1)	“N/M” means not meaningful.
Comparison of 2021 to 2020
Our profit before income tax expense for this segment increased 1.0% from ￦1,293 billion in 2020 to ￦1,306 billion in 2021.
Interest income from our other banking operations decreased 11.4% from ￦1,037 billion in 2020 to ￦919 billion in 2021, mainly due to decreases in the average yields on other banking loans and debt securities in this segment from 2020 to 2021, which were offset in part by increases in the average volumes of such loans and securities.
Interest expense for this segment decreased 23.5% from ￦698 billion in 2020 to ￦534 billion in 2021, primarily due to decreases in the average costs of deposits, borrowings and debentures in this segment, which were partially offset by increases in the average volumes of deposits, borrowings and debentures.

Net fee and commission income attributable to this segment increased 35.9% from ￦298 billion in 2020 to ￦405 billion in 2021, mainly due to an increase in net fee and commission income from our funds and trusts in this segment.
Net gains on financial instruments at fair value through profit or loss attributable to this segment increased 5.4% from ￦297 billion in 2020 to ￦313 billion in 2021, principally as a result of increases in net gains on derivatives held for trading and other financial instruments, which were partially offset by a decrease in net gains on financial instruments including debt and equity securities.
Net other operating income attributable to this segment decreased 22.5% from ￦973 billion in 2020 to ￦754 billion in 2021, mainly as a result of a decrease in net gains on foreign exchange transactions.
General and administrative expenses attributable to this segment decreased 7.0% from ￦574 billion in 2020 to ￦534 billion in 2021, primarily due to a decrease in common administrative expenses allocated to this segment, which was partially offset by increases in sales promotion expenses and advertising expenses.
Provision for credit losses attributable to this segment decreased from ￦15 billion in 2020 to ￦4 billion in 2021, due mainly to decreases in provision for credit losses of foreign-currency loans in this segment.
Share of profit (loss) of associates and joint ventures attributable to this segment changed from a net loss of ￦48 billion in 2020 to a net profit of ￦57 billion in 2021, principally as a result of an increase in gains on disposal of investments in associates and joint ventures in 2021.
Net other
non-operating
income (expenses) attributable to this segment changed from a net income of ￦23 billion in 2020 to net expenses of ￦70 billion in 2021, primarily due to a decrease in gains on disposal of investment property, which was partially offset by an increase in dividend income from investments in associates and joint ventures.
Comparison of 2020 to 2019
Our profit before income tax expense for this segment increased 18.3% from ￦1,093 billion in 2019 to ￦1,293 billion in 2020.
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
Net gains on financial instruments at fair value through profit or loss attributable to this segment decreased 30.1% from ￦425 billion in 2019 to ￦297 billion in 2020, principally as a result of a decrease in net gains on derivatives held for trading and a decrease in net gains on financial instruments at fair value through profit or loss attributable to our funds and trusts, which were partially offset by an increase in net gains on short-term securities held for trading.

Net other operating income attributable to this segment increased 49.5% from ￦651 billion in 2019 to ￦973 billion in 2020, mainly as a result of an increase in net gains on foreign exchange translations.
General and administrative expenses attributable to this segment decreased 13.4% from ￦663 billion in 2019 to ￦574 billion in 2020, primarily due to a decrease in common administrative expenses allocated to this segment, which was partially offset by increases in salary and benefit expenses and depreciation expenses.
Reversal of (provision for) credit losses attributable to this segment changed from a net reversal of ￦7 billion in 2019 to a net provision of ￦15 billion in 2020, due mainly to increases in provision for credit losses of receivables and foreign-currency loans in this segment.
Share of profit (loss) of associates and joint ventures attributable to this segment changed from a net profit of ￦29 billion in 2019 to a net loss of ￦48 billion in 2020, principally as a result of losses incurred in connection with our investments in affiliates, including Bank Bukopin, in 2020.
Net other non-operating income (expenses) attributable to this segment changed from a net expenses of ￦39 billion in 2019 to a net income of ￦23 billion in 2020, primarily due to increases in gains on disposal of investment property and other assets held for sale. Such increases were partially offset by a decrease in dividend income from equity method investments.
Credit Card Operations
This segment consists of credit card activities conducted by KB Kookmin Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2019		2020		2021		2020/2019		2021/2020
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,581	￦	1,632	￦	1,768	3.2		8.3
Interest expense		(351)		(366)		(377)	4.3		3.0
Net fee and commission income		262		400		546	52.7		36.5
Net insurance income		16		13		12	(18.8)		(7.7)
Net gains on financial instruments at fair value through profit or loss		—		6		3	N/A	(1)	(50.0)
Net other operating expenses		(247)		(331)		(336)	34.0		1.5
General and administrative expenses		(442)		(515)		(578)	16.5		12.2
Provision for credit losses		(440)		(396)		(465)	(10.0)		17.4
Share of profit of associates and joint ventures		1		1		1	0.0		0.0
Net other non-operating income (expenses)		3		(6)		(7)	N/M	(2)	16.7

Profit before income tax expense		384		438		566	14.1		29.2
Income tax expense		(67)		(114)		(145)	70.1		27.2

Profit for the year	￦	317	￦	324	￦	421	2.2		29.9

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.

Comparison of 2021 to 2020
Our profit before income tax expense for this segment increased 29.2% from ￦438 billion in 2020 to ￦566 billion in 2021.
Interest income from our credit card operations increased 8.3% from ￦1,632 billion in 2020 to ￦1,768 billion in 2021. This increase was primarily due to an increase in the average volume of credit card receivables, which was offset in part by a decrease in the average yields on such receivables.
Interest expense for this segment increased 3.0% from ￦366 billion in 2020 to ￦377 billion in 2021. This increase was primarily due to increases in the average volumes of debentures and borrowings issued by KB Kookmin Card, which were partially offset by decreases in the average costs of such debentures and borrowings.
Net fee and commission income attributable to this segment increased 36.5% from ￦400 billion in 2020 to ￦546 billion in 2021, mainly due to increases in commissions relating to payment gateways received and decreases in credit card commissions paid and other fees paid in Korean Won.
Net insurance income attributable to this segment decreased 7.7% from ￦13 billion in 2020 to ￦12 billion in 2021, which was primarily caused by a decrease in the number of new customers using related services.
Net gains on financial instruments at fair value through profit or loss attributable to this segment decreased 50.0% from ￦6 billion in 2020 to ￦3 billion in 2021, primarily due to decreases in dividend income from equity securities and, to a lesser extent, gains on disposal of investment trust beneficiary certificates.
Net other operating expenses attributable to this segment increased 1.5% from ￦331 billion in 2020 to ￦336 billion in 2021, primarily due to an increase in membership reward program-related expenses, which were offset in part by an increase in net gains on sale of loans at amortized cost.
General and administrative expenses attributable to this segment increased 12.2% from ￦515 billion in 2020 to ￦578 billion in 2021, mainly due to an increase in salary and employee benefit expenses in this segment.
Provision for credit losses attributable to this segment increased 17.4% from ￦396 billion in 2020 to ￦465 billion in 2021, mainly due to increases in provision for card loans and foreign-currency loans.
Share of profit of associates and joint ventures attributable to this segment remained stable at ￦1 billion in 2020 and 2021.
Net other
non-operating
expenses attributable to this segment increased 16.7% from ￦6 billion in 2020 to ￦7 billion in 2021.
Comparison of 2020 to 2019
Our profit before income tax expense for this segment increased 14.1% from ￦384 billion in 2019 to ￦438 billion in 2020.
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
Net gains on financial instruments at fair value through profit or loss attributable to this segment increased from nil to ￦6 billion in 2020, primarily due to increases in dividend income from equity securities and, to a lesser extent, gains on disposal of investment trust beneficiary certificates.
Net other operating expenses attributable to this segment increased 34.0% from ￦247 billion in 2019 to ￦331 billion in 2020, primarily due to increases in membership reward program-related expenses and provisions, which were enhanced by a decrease in net gains on foreign currency transactions.
General and administrative expenses attributable to this segment increased 16.5% from ￦442 billion in 2019 to ￦515 billion in 2020, mainly due to an increase in salary and employee benefit expenses and depreciation and amortization expenses in this segment.
Provision for credit losses decreased 10.0% from ￦440 billion in 2019 to ￦396 billion in 2020, mainly due to decreases in provision for credit losses of cash advances and card loans.
Share of profit of associates and joint ventures attributable to this segment remained stable at ￦1 billion in 2019 and 2020.
Net other non-operating income (expenses) attributable to this segment changed from a net income of ￦3 billion in 2019 to net expenses of ￦6 billion in 2020, primarily due to the recognition of a one-time tax refund in 2019 that was not repeated in 2020.
Securities Operations
This segment consists primarily of securities brokerage, investment banking, securities investment and trading and other capital markets activities conducted by KB Securities, including its predecessor entities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2019		2020		2021		2020/2019		2021/2020
	(in billions of Won)						(%)
Income statement data
Interest income	￦	852	￦	820	￦	825	(3.8)		0.6
Interest expense		(322)		(310)		(268)	(3.7)		(13.5)
Net fee and commission income		580		917		1,015	58.1		10.7
Net gains (losses) from financial instruments at fair value through profit or loss		(104)		118		123	N/M	(1)	4.2
Net other operating income (expenses)		88		(103)		(7)	N/M	(1)	(93.2)
General and administrative expenses		(757)		(845)		(855)	11.6		1.2
Provision for credit losses		(14)		(24)		(18)	71.4		(25.0)
Share of profit of associates and joint ventures		—		4		14	N/A	(2)	250.0
Net other non-operating income (expenses)		31		4		(18)	(87.1)		N/M (1)

Profit before income tax expense		353		582		810	64.9		39.2
Income tax expense		(95)		(156)		(215)	64.2		37.8

Profit for the year	￦	258	￦	426	￦	594	65.1		39.4

(1)	“N/M” means not meaningful.
(2)	“N/A” means not applicable.
Comparison of 2021 to 2020
Our profit before income tax expense for this segment increased 39.2% from ￦582 billion in 2020 to ￦810 billion in 2021.
Interest income from this segment increased 0.6% from ￦820 billion in 2020 to ￦825 billion in 2021, primarily due to increases in the average volumes of deposits and other interest-earning assets held by KB Securities, which were partially offset by decreases in the average yields on such financial assets.
Interest expense for this segment decreased 13.5% from ￦310 billion in 2020 to ￦268 billion in 2021, principally as a result of decreases in the average costs of bonds sold under repurchase agreements, borrowings and debentures, which were partially offset by increases in the average volumes of borrowings and bonds sold under repurchase agreements.
Net fee and commission income attributable to this segment increased 10.7% from ￦917 billion in 2020 to ￦1,015 billion in 2021, primarily due to increases in securities brokerage commissions received and consulting fees received.
Net gains on financial instruments at fair value through profit or loss attributable to this segment increased 4.2% from ￦118 billion in 2020 to ￦123 billion in 2021, principally due to a decrease in losses on derivative-linked securities at fair value through profit or loss, which was partially offset by a decrease in gains related to derivatives.
Net other operating expenses attributable to this segment decreased 93.2% from ￦103 billion in 2020 to ￦7 billion in 2021, primarily due to a decrease in net losses on foreign currency transactions with respect to foreign currency-denominated assets and liabilities, mainly as a result of increased exchange rate volatility.
General and administrative expenses attributable to this segment increased 1.2% from ￦845 billion in 2020 to ￦855 billion in 2021, primarily due to increases in salaries paid, which were partially offset by decreases in depreciation and amortization expenses and other administrative expenses.
Provision for credit losses decreased 25.0% from ￦24 billion in 2020 to ￦18 billion in 2021, primarily due to a decrease in provision for credit losses of other financial assets, which was partially offset by an increase in provision for credit losses of loans.
Share of profit of associates and joint ventures attributable to this segment increased more than two-fold
from ￦4 billion in 2020 to ￦14 billion in 2021, mainly due to an increase in gains on disposal of investments in associates and joint ventures, which was partially offset by a decrease in profit of associates and joint ventures.
Net other
non-operating
income (expenses) attributable to this segment changed from a net income of ￦4 billion in 2020 to net expenses of ￦18 billion in 2021, mainly due to decreases in gains on disposal of investment property and rental income, which were offset in part by a decrease in other non-operating
expenses.
Comparison of 2020 to 2019
Our profit before income tax expense for this segment increased 65.1% from ￦353 billion in 2019 to ￦582 billion in 2020.

Interest income for this segment decreased 3.8% from ￦852 billion in 2019 to ￦820 billion in 2020. This decrease was primarily due to decreases in the average yields on deposits and other government bonds held by KB Securities, which were partially offset by increases in the volumes of such financial assets.
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
Net gains (losses) from financial instruments at fair value through profit or loss attributable to this segment changed from net losses of ￦104 billion in 2019 to net gains of ￦118 billion in 2020, principally due to a decrease in losses on derivative-linked securities at fair value through profit or loss, which was partially offset by a decrease in gains related to derivatives.
Net other operating income (expenses) attributable to this segment changed from a net income of ￦88 billion in 2019 to net expenses of ￦103 billion in 2020, primarily due to an increase in net losses on foreign currency translation with respect to foreign currency-denominated assets and liabilities, mainly as a result of increased exchange rate volatility.
General and administrative expenses attributable to this segment increased 11.6% from ￦757 billion in 2019 to ￦845 billion in 2020, primarily due to increases in short-term employee benefits and early retirement benefits paid in connection with the re-configuration of the compensation structure of KB Securities, which took place in 2020.
Provision for credit losses increased 71.4% from ￦14 billion in 2019 to ￦24 billion in 2020, primarily due to an increase in provision for credit losses of other financial assets.
Share of profit of associates and joint ventures attributable to this segment increased from nil in 2019 to ￦4 billion in 2020, mainly due to an increase in profit of equity-method investees, which was offset in part by an increase in losses on disposal of equity-method investees.
Net other non-operating income attributable to this segment decreased 87.1% from ￦31 billion in 2019 to ￦4 billion in 2020, mainly due to an increase in other non-operating expenses, which was offset in part by increases in gains on disposal of investment property and rental income.

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

	Year Ended December 31,								Percentage Change
	2019		2020			2021			2020/2019		2021/2020
	(in billions of Won)								(%)
Income statement data
Interest income	￦	159	￦	261		￦	524		64.2		100.8
Interest expense		—		—			(4)		N/A	(1)	N/A	(1)
Net fee and commission expense		(17)		(18)			(27)		5.9		50.0%
Net insurance income (expenses)		(122)		(91)			57		(25.4)		N/M	(2)
Net gains on financial instruments at fair value through profit or loss		67		71			137		6.0		93.0
Net other operating income (expenses)		(2)		5			(63)		N/M	(2)	N/M	(2)
General and administrative expenses		(67)		(152)			(203)		126.9		33.6
Reversal of provision for credit losses		3		—			2		N/A	(1)	N/A	(1)
Net other non-operating expenses		—		(16)			—		N/A	(1)	(100.0)

Profit before income tax expense		21		60			422		185.7		603.3
Income tax expense		(5)		(27	) (3)		(133	) (3)	440.0		392.6

Profit for the year	￦	16	￦	33		￦	290		106.3		778.8

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.
(3)	Represents income tax attributable to KB Life Insurance and Prudential Life Insurance from August 2020.
Comparison of 2021 to 2020
Our profit before income tax expense for this segment increased 603.3% from ￦60 billion in 2020 to ￦422 billion in 2021.
Interest income from this segment increased 100.8% from ￦261 billion in 2020 to ￦524 billion in 2021, primarily due to the additional interest income attributable to the full-year effect of the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020.
Interest expense for this segment increased from nil in 2020 to ￦4 billion in 2021, principally due to interest expense incurred by KB Life Insurance in connection with its issuance of long-term financial debentures in Korean Won in 2021.
Net fee and commission expense attributable to this segment increased 50.0% from ￦18 billion in 2020 to ￦27 billion in 2021, primarily due to increases in trading activity-related fees paid and outsourcing-related fees paid.
Net insurance income (expenses) attributable to this segment changed from net expenses of ￦91 billion in 2020 to a net income of ￦57 billion in 2021, mainly due to the full-year effect of the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020, as well as an increase in life insurance income from KB Life Insurance. Such increases were offset in part by an increase in insurance expenses, which was mainly due to an increase in KB Life Insurance’s insurance expenses and the full-year effect of the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020, as discussed above.

Net gains on financial instruments at fair value through profit or loss attributable to this segment increased 93.0% from ￦71 billion in 2020 to ￦137 billion in 2021, primarily due to the full-year effect of the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020, which consisted mostly of increases in gains on sale of equity securities and dividend income, as well as an increase in dividends received from investment trust beneficiary certificates held by KB Life Insurance.
Net other operating income (expenses) attributable to this segment changed from a net income of ￦5 billion in 2020 to net expenses of ￦63 billion in 2021, principally due to the full-year effect of the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020, which consisted mostly of increases in losses on disposal of debt securities at fair value through other comprehensive income and decreases in gains on disposal of debt securities at fair value through other comprehensive income.
General and administrative expenses attributable to this segment increased 33.6% from ￦152 billion in 2020 to ￦203 billion in 2021, primarily due to the full-year effect of the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020, which consisted mostly of increases in other expenses, depreciation expenses and salary expenses in this segment.
Reversal of credit losses increased from nil in 2020 to ￦2 billion in 2021, mainly due to an increase in reversal of credit losses relating to loans in Korean Won.
Net other
non-operating
expenses decreased from ￦16 billion in 2020 to nil in 2021, primarily due to the provision for legal proceedings of KB Life Insurance relating to a dispute over the payment of annuities in 2020, which were not repeated in 2021.
Comparison of 2020 to 2019
Our profit before income tax expense for this segment increased 185.7% from ￦21 billion in 2019 to ￦60 billion in 2020.
Interest income for this segment increased 64.2% from ￦159 billion in 2019 to ￦261 billion in 2020, primarily due to the additional interest income attributable to the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020.
Net fee and commission expense attributable to this segment increased 5.9% from ￦17 billion in 2019 to ￦18 billion in 2020, primarily due to the additional expenses attributable to the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020, which were enhanced by an increase in fee expenses related to the trading operations of KB Life Insurance.
Net insurance expenses attributable to this segment decreased 25.4% from ￦122 billion in 2019 to ￦91 billion in 2020, mainly due to an increase in insurance income due to increased new insurance contracts for KB Life Insurance, which was as enhanced by the additional insurance income attributable to the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020. Such increases were offset in part by an increase in insurance expenses, which was mainly due to an increase in KB Life Insurance’s insurance expenses and the addition of Prudential Life Insurance as a consolidated subsidiary.
Net gains on financial instruments at fair value through profit or loss attributable to this segment increased 6.0% from ￦67 billion in 2019 to ￦71 billion in 2020, primarily due to an increase in gains relating to investment trust beneficiary certificates, which was partially offset by a decrease in interest from derivative-linked securities and gains on sale of consigned beneficiary certificates.
Net other operating income (expenses) attributable to this segment changed from net expenses of ￦2 billion in 2019 to a net income of ￦5 billion in 2020, principally due to an increase in KB Life Insurance’s gains related to currency forwards and sales of bonds in addition to additional gains from currency forwards attributable to the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020. Such effects were offset in part by an increase in KB Life Insurance’s losses on the valuation of securities at amortized cost and additional losses on the valuation of foreign currency-denominated assets and liabilities attributable to the addition of Prudential Life Insurance as a consolidated subsidiary.
General and administrative expenses attributable to this segment increased 126.9% from ￦67 billion in 2019 to ￦152 billion in 2020, primarily due to an increase in salary expenses in this segment, which was enhanced by the addition of salary expenses attributable to the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020.
Reversal of credit losses decreased from ￦3 billion in 2019 to nil in 2020, mainly due to decreases in reversal relating to loans in Korean Won, other financial assets and securities in Korean won.
Net other non-operating expenses increased from nil in 2019 to ￦16 billion in 2020, primarily due to provision for legal proceedings of KB Life Insurance relating to a dispute over the payment of annuities.
Non-Life
Insurance Operations
This segment consists of the
non-life
insurance operations of KB Insurance. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2019		2020		2021		2020/2019	2021/2020
	(in billions of Won)						(%)
Income statement data
Interest income	￦	618	￦	617	￦	635	(0.2)	2.9
Interest expense		(1)		(1)		(10)	0.0	N/M	(1)
Net fee and commission expense		(153)		(171)		(173)	11.8	1.2
Net insurance income		415		377		493	(9.2)	30.8
Net gains on financial instruments at fair value through profit or loss		265		259		370	(2.3)	42.9
Net other operating expenses		(13)		(48)		(82)	269.2	70.8
General and administrative expenses		(845)		(811)		(834)	(4.0)	2.8
Reversal of (provision for) credit losses		13		8		(5)	(38.5)	(162.5)
Net other non-operating income		26		16		17	(38.5)	6.3

Profit before income tax expense		325		246		411	(24.3)	67.1
Income tax expense		(92)		(69)		(109)	(25.0)	58.0

Profit for the year	￦	233	￦	177	￦	302	(24.0)	70.6

(1)	“N/M” means not meaningful.
Comparison of 2021 to 2020
Our profit before income tax expense for this segment increased 67.1% from ￦246 billion in 2020 to ￦411 billion in 2021.
Interest income attributable to this segment increased 2.9% from ￦617 billion in 2020 to ￦635 billion in 2021, primarily due to an increase in interest income earned on government and public bonds held by KB Insurance. Interest expense attributable to this segment increased significantly from ￦1 billion in 2020 to ￦10 billion in 2021, principally due to interest expense incurred by KB Insurance in connection with its issuance of subordinated fixed rate debentures in 2021.

Net fee and commission expense attributable to this segment increased 1.2% from ￦171 billion in 2020 to ￦173 billion in 2021, mainly due to increases in other fees paid in Korean Won and other outsourcing-related fees paid, which were offset in part by decreases in consulting fees paid and foreign currency-denominated fees paid.
Net insurance income attributable to this segment increased 30.8% from ￦377 billion in 2020 to ￦493 billion in 2021, primarily due to increases in insurance premium income and reinsurance income, which were offset in part by an increase in insurance expenses, mainly reflecting increases in insurance claims paid and refunds of surrender.
Net gains on financial instruments at fair value through profit or loss attributable to this segment increased 42.9% from ￦259 billion in 2020 to ￦370 billion in 2021, primarily as a result of an increase in net gains on beneficiary certificates at fair value through profit or loss, which was offset in part by a decrease in gains on currency-related derivatives.
Net other operating expenses attributable to this segment increased 70.8% from ￦48 billion in 2020 to ￦82 billion in 2021, due mainly to an increase in losses on disposal of debt securities at fair value through other comprehensive income and a decrease in gains on disposal of debt securities at fair value through other comprehensive income, which were offset in part by an increase in gains on fair value hedges.
General and administrative expenses attributable to this segment increased 2.8% from ￦811 billion in 2020 to ￦834 billion in 2021, principally due to increases in employee compensation and retirement benefits, which were partially offset by decreases in other employee benefits and advertising expenses.
Reversal of (provision for) credit losses changed from a reversal of ￦8 billion in 2020 to provision of ￦5 billion in 2021, primarily due to increases in provision for credit losses of other financial assets and foreign-currency loans.
Net other
non-operating
income attributable to this segment increased 6.3% from ￦16 billion in 2020 to ￦17 billion in 2021, principally due to an increase in gains on disposal of property and equipment, which was offset in part by an increase in management fees paid in connection with investment property.
Comparison of 2020 to 2019
Our profit before income tax expense for this segment decreased 24.3% from ￦325 billion in 2019 to ￦246 billion in 2020.
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
Net gains on financial instruments at fair value through profit or loss attributable to this segment decreased 2.3% from ￦265 billion in 2019 to ￦259 billion in 2020, primarily as a result of an increase in losses on securities at fair value through profit or loss, which was partially offset by increases in gains on derivative-linked securities and beneficiary certificates at fair value through profit or loss.

Net other operating expenses attributable to this segment increased 269.2% from ￦13 billion in 2019 to ￦48 billion in 2020, due mainly to an increase in other operating expenses such as losses from other fair value hedges and losses on valuations of foreign currency-denominated assets and liabilities, which was offset in part by an increase in other operating income such as gains on valuations of currency forwards and gains on valuations of foreign currency-denominated assets and liabilities.
General and administrative expenses attributable to this segment decreased 4.0% from ￦845 billion in 2019 to ￦811 billion in 2020, principally due to a decrease in employee compensation and retirement benefits, which was partially offset by increases in other employee benefits in the form of welfare points awarded to employees and electronic data processing expenses.
Reversals of provision for credit losses decreased 38.5% from ￦13 billion in 2019 to ￦8 billion in 2020, primarily due to a decrease in the reversal of credit losses of loans in Korean Won, which was partially offset by a decrease in provision for credit losses of other assets.
Net other non-operating income attributable to this segment decreased 38.5% from ￦26 billion in 2019 to ￦16 billion in 2020, principally due to a decrease in other non-operating income, which was enhanced by an increase in losses on disposal of property and equipment.
Other
“Other” includes the operations of our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2021 except Kookmin Bank, KB Kookmin Card, KB Securities, KB Life Insurance, KB Insurance and Prudential Life Insurance, including principally KB Asset Management, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Savings Bank and KB Capital. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2019		2020		2021		2020/2019	2021/2020
			(in billions of Won)				(%)
Income statement data
Interest income	￦	688	￦	727	￦	817	5.7	12.4
Interest expense		(391)		(412)		(405)	5.4	(1.7)
Net fee and commission income		541		776		1,069	43.4	37.8
Net gains on financial instruments at fair value through profit or loss		138		397		184	187.7	(53.7)
Net other operating expenses		(243)		(472)		(583)	94.2	23.5
General and administrative expenses		(374)		(406)		(438)	8.6	7.9
Provision for credit losses		(128)		(148)		(176)	15.6	18.9
Share of profit of associates and joint ventures		7		1		9	(85.7)	N/M (1)
Net other non-operating income		35		41		2	17.1	(95.1)

Profit before income tax expense		273		504		480	84.6	(4.8)
Income tax expense (2)		(90)		(97)		(148)	7.8	52.6

Profit for the year	￦	182	￦	406	￦	332	123.1	(18.2)

(1)	“N/M” means not meaningful.
(2)
Represents income tax attributable to our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB except Kookmin Bank, KB Kookmin Card, KB Securities (including its predecessor entities), KB Life Insurance, KB Insurance and Prudential Life Insurance.

Comparison of 2021 to 2020
Our profit before income tax expense for this segment decreased 4.8% from ￦504 billion in 2020 to ￦480 billion in 2021.
Interest income attributable to this segment increased 12.4% from ￦727 billion in 2020 to ￦817 billion in 2021. This increase was primarily due to increases in the average volumes of loans of KB Capital and, to a lesser extent, KB Savings Bank.
Interest expense attributable to this segment decreased 1.7% from ￦412 billion in 2020 to ￦405 billion in 2021, mainly due to a decrease in the average volume of debentures of our holding company on a separate basis, which was enhanced by a decrease in the average yields of debentures of KB Capital.
Net fee and commission income attributable to this segment increased 37.8% from ￦776 billion in 2020 to ￦1,069 billion in 2021, principally reflecting increases in lease and rental fees received by KB Capital and, to a lesser extent, an increase in the operating lease fees received by our consolidated funds, which were offset in part by increases in other fees paid by KB Capital and our holding company.
Net gains on financial instruments at fair value through profit or loss attributable to this segment decreased 53.7% from ￦397 billion in 2020 to ￦184 billion in 2021, primarily as a result of a decrease in gains on valuations of debt securities of our consolidated funds.
Net other operating expenses attributable to this segment increased 23.5% from ￦472 billion in 2020 to ￦583 billion in 2021, which mainly reflected an increase in depreciation and amortization expenses with respect to leased assets of KB Capital, which were partially offset by gains on valuations of foreign currency-denominated loans held by our consolidated funds.
General and administrative expenses attributable to this segment increased 7.9% from ￦406 billion in 2020 to ￦438 billion in 2021, principally due to an increase in the salary expenses of our holding company, KB Asset Management, KB Real Estate Trust and KB Capital, which was enhanced by an increase in advertisement expenses of KB Capital and fees and commissions paid by our holding company and KB Asset Management.
Provision for credit losses increased 18.9% from ￦148 billion in 2020 to ￦176 billion in 2021, primarily due to an increase in provision for credit losses of private placement bonds of our consolidated funds and a decrease in reversal of credit losses of loans in Korean Won of our consolidated funds, which were enhanced by an increase in provision for credit losses of other financial assets of KB Real Estate Trust.
Share of profit of associates and joint ventures attributable to this segment increased eight-fold from ￦1 billion in 2020 to ￦9 billion in 2021, mainly reflecting an increase in valuation gains on equity-method investments of KB Investment.
Net other
non-operating
income attributable to this segment decreased 95.1% from ￦41 billion in 2020 to ￦2 billion in 2021, principally reflecting a decrease in the rental income of our consolidated funds.
Comparison of 2020 to 2019
Our profit before income tax expense for this segment increased 84.6% from ￦273 billion in 2019 to ￦504 billion in 2020.
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
Net gains on financial instruments at fair value through profit or loss attributable to this segment increased 187.7% from ￦138 billion in 2019 to ￦397 billion in 2020, primarily as a result of an increase in gains on debt securities by a consolidated fund owned by our holding company.
Net other operating expenses attributable to this segment increased 94.2% from ￦243 billion in 2019 to ￦472 billion in 2020, which mainly reflected an increase in depreciation and amortization expenses with respect to leased assets of KB Capital and, to a lesser extent, an increase in losses on valuations of foreign currency-denominated assets and liabilities of consolidated funds owned by our holding company.
General and administrative expenses attributable to this segment increased 8.6% from ￦374 billion in 2019 to ￦406 billion in 2020, principally due to an increase in the salary expenses of our holding company, KB Asset Management, KB Capital and KB Investment, which was enhanced by an increase in advertisement expenses of KB Capital and KB Savings Bank.
Provision for credit losses increased 15.6% from ￦128 billion in 2019 to ￦148 billion in 2020, primarily due to increases in provision for credit losses of loans in Korean Won of one of our consolidated funds and KB Capital, which were enhanced by an increase in provision for credit losses of other financial assets of KB Real Estate Trust.
Share of profit of associates and joint ventures attributable to this segment decreased 85.7% from ￦7 billion in 2019 to ￦1 billion in 2020, mainly reflecting increases in valuation losses on equity-method investments of KB Investment.
Net other non-operating income attributable to this segment increased 17.1% from ￦35 billion in 2019 to ￦41 billion in 2020, principally reflecting an increase in the rental income of real estate funds included in this segment.

Item 5.B.	Liquidity and Capital Resources
Financial Condition
Assets
The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,				Percentage Change
	2020		2021		2021/2020
	(in billions of Won)				(%)
Cash and due from financial institutions	￦	25,609	￦	31,009	21.1
Financial assets at fair value through profit or loss		61,035		66,006	8.1
Derivative financial assets		5,545		3,721	(32.9)
Financial investments		98,695		104,848	6.2
Loans measured at amortized cost:
Loans to banks		5,577		8,325	49.3

Loans to customers other than banks:
Loans in Korean Won		317,875		346,954	9.1
Loans in foreign currencies		19,252		24,856	29.1
Domestic import usance bills		2,152		3,311	53.9
Off-shore funding loans		1,204		1,065	(11.5)
Call loans		1,582		902	(43.0)
Bills bought in Korean Won		2		2	0.0
Bills bought in foreign currencies		1,739		2,001	15.1
Guarantee payments under acceptances and guarantees		8		21	162.5
Credit card receivables in Korean Won		18,735		20,766	10.8
Credit card receivables in foreign currencies		63		58	(7.9)
Bonds purchased under repurchase agreements		3,175		4,855	52.9
Privately placed bonds		1,154		759	(34.2)
Factored receivables		—		1	N/A (1)
Lease receivables		1,441		1,292	(10.3)
Loans for installment credit		6,491		6,416	(1.2)

Total loans to customers other than banks		374,873		413,259	10.2
Less:
Allowances for credit losses		(3,283)		(3,684)	12.2

Total loans measured at amortized cost, net		377,167		417,900	10.8
Property and equipment		5,434		5,240	(3.6)
Other assets (2)		37,235		35,171	(5.5)

Total assets	￦	610,720	￦	663,896	8.7

(1)	“N/A” means not applicable.
(2)
Includes investments in associates and joint ventures, investment properties, intangible assets, net defined benefit assets, current income tax assets, deferred income tax assets, assets held for sale, assets of a disposal group held for sale and miscellaneous other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”
Our total assets increased 8.7% from ￦610,720 billion as of December 31, 2020 to ￦663,896 billion as of December 31, 2021, principally due to a 10.8% increase in loans from ￦377,167 billion as of December 31, 2020 to ￦417,900 billion as of December 31, 2021, a 6.2% increase in financial investments from ￦98,695 billion as of December 31, 2020 to ￦104,848 billion as of December 31, 2021, a 21.1% increase in cash and due from financial institutions from ￦25,609 billion as of December 31, 2020 to ￦31,009 billion as of December 31, 2021 and an 8.1% increase in financial assets at fair value through profit or loss from

￦61,035 billion as of December 31, 2020 to ￦66,006 billion as of December 31, 2021. The increase in loans was mainly due to increases in loans in Korean Won and, to a lesser extent, loans in foreign currencies. The increase in financial investments was primarily attributable to an increase in our debt securities portfolio.
Liabilities and Equity
The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,				Percentage Change
	2020		2021		2021/2020
	(in billions of Won)				(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	11,810	￦	12,089	2.4
Deposits		338,580		372,024	9.9
Borrowings		49,827		56,912	14.2
Debentures		62,761		67,430	7.4
Provisions		715		809	13.1
Insurance liabilities		54,415		57,166	5.1
Other liabilities (1)		49,209		49,172	(0.1)

Total liabilities		567,318		615,602	8.5

Equity:
Share capital		2,091		2,091	—
Hybrid securities		1,696		2,838	67.3
Capital surplus		16,724		16,940	1.3
Accumulated other comprehensive income		630		1,047	66.2
Accumulated other comprehensive income relating to assets of a disposal group held for sale		—		8	N/ A (2)
Retained earnings		22,541		25,673	13.9
Treasury shares		(1,136)		(1,136)	—

Equity attributable to shareholders of the Parent Company		42,545		47,461	11.6
Non-controlling interests		858		833	(2.9)

Total equity		43,402		48,294	11.3

Total liabilities and equity	￦	610,720	￦	663,896	8.7

(1)	Includes derivative financial liabilities, current income tax liabilities, deferred income tax liabilities, net defined benefit liabilities and miscellaneous other liabilities.
(2)	“N/A” means not applicable.
Our total liabilities increased 8.5% from ￦567,318 billion as of December 31, 2020 to ￦615,602 billion as of December 31, 2021. The increase was primarily due to a 9.9% increase in deposits from ￦338,580 billion as of December 31, 2020 to ￦372,024 billion as of December 31, 2021, and to a lesser extent, a 14.2% increase in borrowings from ￦49,827 billion as of December 31, 2020 to ￦56,912 billion as of December 31, 2021 and a 7.4% increase in debentures from ￦62,761 billion as of December 31, 2020 to ￦67,430 billion as of December 31, 2021. Our deposits increased mainly as a result of increases in demand deposits and, to a lesser extent, time deposits. Our increase in borrowings was primarily attributable to an increase in general borrowings.
Our total equity increased 11.3% from ￦43,402 billion as of December 31, 2020 to ￦48,294 billion as of December 31, 2021. This increase resulted principally from an increase in our retained earnings, which was attributable mainly to the profit we generated in 2021, as well as increased issuances of hybrid securities in 2021 compared to 2020.

Liquidity
Our primary source of funding has historically been and continues to be deposits. Deposits amounted to ￦338,580 billion and ￦372,024 billion as of December 31, 2020 and 2021, which represented approximately 75.0% and 74.9% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding.
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
We also obtain funding through debentures and borrowings to meet our liquidity needs. Debentures represented 13.9% and 13.6% of our total funding as of December 31, 2020 and 2021, respectively. Borrowings represented 11.0% and 11.5% of our total funding as of December 31, 2020 and 2021, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”
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
We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries (as well as associates), direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. We received aggregate dividends of ￦927 billion, ￦1,573 billion and ￦1,618 billion from our subsidiaries and associates in 2019, 2020 and 2021, respectively. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Asset Encumbrance
Part of our future funding and collateral needs are supported by assets readily available and unrestricted. The following table sets forth our assets that are available and those that are encumbered and not available to support our future funding and collateral needs as of December 31, 2021.

	December 31, 2021
					Unencumbered Assets
	Assets		Encumbered Asset (1)		Readily Available (2)		Other
	(in billions of Won)
On-balance sheet
Cash and due from financial institutions	￦	31,009	￦	2,852	￦	26,717	￦	1,440
Financial assets at fair value through profit or loss		66,006		19,104		17,462		29,440
Derivative financial assets		3,721		—		—		3,721
Loans measured at amortized cost		417,900		12,502		—		405,398
Financial investments		104,848		17,901		43,386		43,561
Investments in associates and joint ventures		449		—		—		449
Property and equipment		5,240		—		—		5,240
Investment property		2,515		1,342		—		1,173
Intangible assets		3,266		—		—		3,266
Net defined benefit assets		100		—		—		100
Current income tax assets		99		—		—		99
Deferred income tax assets		159		—		—		159
Assets held for sale		237		—		—		237
Assets of a disposal group held for sale		172		—		—		172
Other assets		28,175		1,046		—		27,129

Total on-balance sheet	￦	663,896	￦	54,747	￦	87,565	￦	521,584

Off-balance sheet
Fair value of securities accepted as collateral	￦	6,452	￦	—	￦	6,452	￦	—

Total off-balance sheet	￦	6,452	￦	—	￦	6,452	￦	—

(1)	Represent assets that have been pledged as collateral against an existing liability or are otherwise restricted in their use to secure funding.
(2)	Represent those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferable form.
Commitments and Guarantees
The following table sets forth our commitments and guarantees as of December 31, 2021. These commitments and guarantees are not included within our consolidated statements of financial position.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees (1)	￦	5,994	￦	916	￦	4,998	￦	33	￦	47
Confirmed acceptances and guarantees		5,842		3,535		1,857		416		34
Commitments		171,127		127,072		8,833		3,890		31,332

Total	￦	182,963	￦	131,523	￦	15,688	￦	4,339	￦	31,413

(1)
Includes ￦5,354 billion of irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 40 of the notes to our consolidated financial statements.

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
As of December 31, 2021, Kookmin Bank’s total Tier I and Tier II capital adequacy ratio was 17.47%.
The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2020 and 2021, based on applicable regulatory reporting standards.

	As of December 31,
	2020		2021
	(in billions of Won, except percentages)
Tier I capital:	￦	28,234	￦	30,491
Common equity Tier I capital		27,659		29,917
Paid-in capital		2,022		2,022
Capital reserves		4,808		5,025
Retained earnings		22,243		23,661
Non-controlling interests in consolidated subsidiaries		—		—
Others		(1,414)		(791)
Additional Tier I capital		575		575
Tier II capital:		4,321		5,081
Revaluation reserves		—		—
Allowances for credit losses (1)		337		595
Hybrid debt		—		—
Subordinated debt		3,984		4,486
Valuation gain on financial investments		—		—
Others		—		—

Total core and supplementary capital	￦	32,555	￦	35,572
Risk-weighted assets		183,148		203,569
Credit risk:
On-balance sheet		146,229		171,833
Off-balance sheet		14,588		9,316
Market risk		11,373		10,833
Operational risk		10,958		11,587
Total Tier I and Tier II capital adequacy ratio		17.78%		17.47%
Tier I capital adequacy ratio		15.42%		14.98%
Common equity Tier I capital adequacy ratio		15.10%		14.70%
Tier II capital adequacy ratio		2.36%		2.50%

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
The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2020 and 2021, based on applicable regulatory reporting standards.

	As of December 31,
	2020		2021
	(in billions of Won, except percentages)
Tier I capital
Common equity Tier I capital	￦	34,886	￦	39,144
Additional Tier I capital		2,009		3,161

Total Tier I capital	￦	36,895	￦	42,305
Tier II capital		3,184		3,577

Risk-weighted assets	￦	262,349	￦	290,914

Total Tier I and Tier II capital adequacy ratio		15.28%		15.77%
Tier I capital adequacy ratio		14.06%		14.54%
Common equity Tier I capital adequacy ratio		13.30%		13.46%
Tier II capital adequacy ratio		1.21%		1.23%
Recent Accounting Pronouncements
See Note 2.1 of the notes to our consolidated financial statements for a description of other recent accounting pronouncements under IFRS as issued by the IASB that have been issued but are not yet effective.

Item 5.C.	Research and Development, Patents and Licenses, etc.
Not applicable.

Item 5.D.	Trend Information
These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Critical Accounting Estimates
Not applicable.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.	Directors and Senior Management
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
Jong Kyoo Yoon
is our chairman and chief executive officer. He has been an executive director since November 2014. He previously served as the president and chief executive officer of Kookmin Bank, our deputy president, chief finance officer and chief risk management officer, a senior advisor of Kim & Chang, a senior executive vice president, chief financial officer and chief strategic officer of Kookmin Bank and a senior partner of Samil PricewaterhouseCoopers. Mr. Yoon received a B.A. in business administration from Sungkyunkwan University, an M.B.A. from Seoul National University and a Ph.D. in business administration from Sungkyunkwan University.
Non-standing
Director
The table below identifies our
non-standing
director as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Jae Keun Lee	May 27, 1966	Non-standing director; President and Chief Executive Officer of Kookmin Bank	March 25, 2022	Annual general meeting of shareholders in 2024
Jae Keun Lee
has been a
non-standing
director since March 2022. He currently serves as the president and chief executive officer of Kookmin Bank. Mr. Lee previously served as a senior executive vice president of the sales group and a senior managing director of the strategy and finance planning group at Kookmin Bank, as well as our chief finance officer. Mr. Lee received a B.A. in mathematics and an M.A. in economics from Sogang University, and an M.B.A. in financial engineering from the Korea Advanced Institute of Science and Technology.
Non-executive
Directors
Our
non-executive
directors are selected based on the candidates’ knowledge and experience in diverse areas, such as finance, business management, accounting, laws and regulations, finance and risk management, ESG and consumer protection and digital and information technology. All seven non-executive
directors below were nominated by our
Non-executive
Director Nominating Committee and approved by our shareholders.

The table below identifies our
non-executive
directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Date Term Ends (1)
Suk Ho Sonu	September 16, 1951	Chairman of the Board and Non-executive Director	March 23, 2018	March 24, 2023
Myung Hee Choi	February 22, 1952	Non-executive Director	March 23, 2018	March 24, 2023
Kouwhan Jeong	September 30, 1953	Non-executive Director	March 23, 2018	March 24, 2023
Kyung Ho Kim	December 21, 1954	Non-executive Director	March 27, 2019	March 24, 2023
Seon-joo Kwon	November 12, 1956	Non-executive Director	March 20, 2020	March 24, 2023
Gyutaeg Oh	February 20, 1959	Non-executive Director	March 20, 2020	March 24, 2023
Jaehong Choi	August 1, 1962	Non-executive Director	March 25, 2022	March 24, 2024

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.
Suk Ho Sonu
has been a
non-executive
director since March 2018. He is currently an advisor at Korea Institute of Finance. He previously served as a professor at Hongik University School of Business Administration, the dean of Hongik University Graduate School of Business Administration, president of the Korea Money and Finance Association and president of the Korea Finance Association. Mr. Sonu received a B.A. in applied mathematics from Seoul National University, an M.B.A. from the Kellogg School of Management of Northwestern University and a Ph.D. in finance from the Wharton School of the University of Pennsylvania.
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
Jaehong Choi
has been a
non-executive
director since March 2022. He is currently a professor at Gangneung-Wonju National University Multimedia Engineering. He previously served as a non-executive
director at Kakao Corp., an advisor at NHN Japan Corp. and an advisor at eSamsung Japan Corp. Mr. Choi received a B.S., M.S. and Ph.D. in electronic engineering from Hanyang University.
Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.
Executive Officers
The table below identifies our executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Yin Hur	December 19, 1961	Vice Chairman and Head of Retail Customer / Wealth Management & Pension Business / Small & Medium Enterprise Business Units
Dong Cheol Lee	October 4, 1961	Vice Chairman and Head of Global / Insurance Business Units
Jong Hee Yang	June 10, 1961	Vice Chairman and Head of Digital / IT Business Units
Woo Yeul Lee	November 21, 1964	Senior Executive Vice President and Chief Strategy Officer
Pil Kyu Im	March 20, 1964	Senior Executive Vice President and Chief Risk Management Officer
Dong Whan Han	January 30, 1965	Senior Executive Vice President and Head of KB Research
Scott Y. H. Seo	March 26, 1966	Senior Managing Director and Chief Finance Officer
Yeo Woon Yoon	April 7, 1967	Senior Managing Director and Chief Human Resources Officer
Jin Gyu Maeng	January 15, 1966	Senior Managing Director and Head of Audit
Hye Sook Moon	September 8, 1971	Managing Director and Head of ESG Division
Bong Joong Kwon	November 5, 1969	Managing Director and Head of IR
Byung Joo Oh	January 4, 1973	Managing Director, Insurance Business Unit
Hye Ja Suh	September 26, 1966	Managing Director and Chief Compliance Officer
Jeong Rim Park	November 27, 1963	Head of the Capital Market Business Unit
Sung Hyun Kim	August 5, 1963	Head of Corporate and Investment Banking Business Unit
Jin Young Kim	August 5, 1969	Chief Public Relations Officer
Chai Hyun Sung	September 12, 1965	Senior Executive Vice President, Retail Customer Business Unit
Jae Young Choi	June 7, 1967	Senior Managing Director, Wealth Management and Pension Business Unit
Mun Cheol Jeong	August 3, 1968	Senior Managing Director, Small and Medium Enterprise Business Unit
Nam Hoon Cho	June 28, 1968	Senior Managing Director and Chief Global Strategy Officer
Young Suh Cho	February 25, 1971	Chief Digital Platform Officer
Jin Soo Yoon	February 29, 1964	Chief Information Technology Officer
Sung Pyo Jeon	August 20, 1966	Chief Contact Center Officer
Jeong Ha	January 31, 1967	Senior Executive Vice President, Capital Market Business Unit
Sang-Hyeon Woo	February 3, 1964	Senior Executive Vice President, Corporate and Investment Banking Business Unit
Dong Sook Jeon	September 10, 1968	Head of Pension Division
Nam Che Kang	August 11, 1967	Head of Global Division
Chang Hwa Yook	December 11, 1967	Head of Data Division
Chan Yong Park	September 12, 1965	Head of Office of Planning and Coordination
Yoo Shim Hur	April 25, 1973	Head of Digital Contents Center
Joo Hyun Kim	November 15, 1970	Head of Group Cloud Center

None of the executive officers has any significant activities outside KB Financial Group.
Yin Hur
is a vice chairman and is in charge of our retail customer business unit, wealth management & pension business unit and small & medium enterprise business unit. He previously served as the President and CEO of Kookmin Bank. Mr. Hur received a B.A. and M.A. in law from Seoul National University.
Dong Cheol Lee
is a vice chairman and serves as the head of our global business unit and insurance business unit. He previously served as the chief executive officer of KB Kookmin Card. Mr. Lee received a B.A. in law from Korea University and an L.L.M. from Tulane University Law School.
Jong Hee Yang
is a vice chairman and is in charge of our digital business unit and IT business unit. He previously served as the chief executive officer of KB Insurance. Mr. Yang received a B.A. in history from Seoul National University.
Woo Yeul Lee
is a senior executive vice president and our chief strategy officer. He previously served as our chief human resources officer and chief information technology officer. Mr. Lee received an M.A. in economics from Korea University.
Pil Kyu Im
is a senior executive vice president and our chief risk management officer. He previously served as our chief human resources officer and our chief compliance officer. Mr. Im received an M.A. in economics from Korea University.
Dong Whan Han
is a senior executive vice president and the head of KB Research. He previously served as our chief digital platform officer and chief digital innovation officer. Mr. Han received an M.S. in geography from Seoul National University and an M.B.A. from the University of Washington.
Scott Y. H. Seo
is a senior managing director and our chief finance officer. He previously served as a senior managing director of the institution sales business unit of KB Securities. Mr. Seo received a B.A. in business administration from Sogang University.
Yeo Woon Yoon
is a senior managing director and our chief human resources officer. He previously served as the head of the foreign exchange business division of Kookmin Bank. Mr. Yoon received a B.A. in English literature from Korea University.
Jin Gyu Maeng
is a senior managing director and the head of audit. He previously served as the head of our office of planning and coordination. Mr. Maeng received a B.A. in economics from Dongguk University.
Hye Sook Moon
is a managing director and the head of our ESG division. She previously served as a general manager of our ESG strategy department. Ms. Moon received an M.A. in economics from Korea University.
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
Jin Young Kim
is our chief public relations officer. He also serves as a managing director in Kookmin Bank’s brand strategy group. He previously served as a general manager of Kookmin Bank’s brand strategy department. Mr. Kim received a B.A. in law from Hanyang University and an M.A. in advertising and public relations from Yonsei University.
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
Jae Young Choi
is a senior managing director and the head of our wealth management and pension business unit. He also serves as a senior managing director and the head of the wealth management customer group of Kookmin Bank, a senior executive vice president of the wealth management business unit of KB Securities and a senior managing director of the pension business unit of KB Insurance. He previously served as the head of our pension business division and Kookmin Bank’s pension business department. Mr. Choi received a B.A. in accounting information from Kookmin University and an M.B.A. from Yonsei University.
Mun Cheol Jeong
is a senior managing director and directs our small and medium enterprise business unit. He also serves as a senior managing director of the small and medium enterprise and SOHO customer group at Kookmin Bank. He previously served as our chief public relations officer. Mr. Jeong received a B.A. in business administration from Seoul National University and an M.B.A. from the Korea Advanced Institute of Science and Technology.
Nam Hoon Cho
is a senior managing director and our chief global strategy officer. He also serves as a senior managing director of the global business group at Kookmin Bank. He previously served as a managing director of the global business division of KB Securities. Mr. Cho received a B.A. in economics from Sungkyunkwan University.
Young Suh Cho
is our chief digital platform officer. He also serves as a senior managing director of Kookmin Bank’s digital transformation strategy division. He previously served at Shinhan DS (formerly Shinhan Data System) and Shinhan Financial Group, and as a partner at Bain & Company. Mr. Cho received a B.A. in economics from Seoul National University and an M.B.A. from Columbia University.
Jin Soo Yoon
is our chief information technology officer. He also serves as a senior executive vice president of the tech group at Kookmin Bank. He previously served as our chief data officer. Mr. Yoon received a B.S. in computer science from Seoul National University and an M.S. and a Ph.D. from the Korea Advanced Institute of Science and Technology.
Sung Pyo Jeon
is our chief contact center officer. He also serves as a senior managing director of Kookmin Bank’s smart customer group. He previously headed our future contact center planning department. Mr. Jeon received a B.S. and an M.S. in land administration from Kangwon National University.

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
Dong Sook Jeon
is the head of our pension division. She also serves as the head of the pension business division at Kookmin Bank. She previously served as the head of Kookmin Bank’s regional head office.    Ms. Jeon received a B.A. in English literature from Myongji University.
Nam Che Kang
is the head of our global business division. He also serves as the head of the global growth supporting division at Kookmin Bank. He previously served as a general manager of KB Kookmin Card’s global business department. Mr. Kang received a B.A. in business administration from the University of Southern California.
Chang Hwa Yook
is the head of our data division. He also serves as the head of the data division of Kookmin Bank. He previously served as our chief data officer. Mr. Yook received a B.S. in economics from Chungnam National University.
Chan Yong Park
is the head of the office of planning and coordination. He is also a senior managing director of Kookmin Bank’s planning and coordination department. He previously served as the head of Kookmin Bank’s shared service division. Mr. Park received a B.A. in business administration from Kwandong University.
Yoo Shim Hur
is the head of our digital contents center. She also serves as a managing director of the digital contents center at Kookmin Bank. She previously served as a vice president of SK Broadband. Ms. Hur received a B.A. in mass communication from the Hankuk University of Foreign Studies.
Joo Hyun Kim
is the head of our group cloud center. He also serves as the head of the cloud platform department of Kookmin Bank. He previously served as the head of the service technology center at Naver Cloud. Mr. Kim received a B.S. in computer science and statistics from Seoul National University.

Item 6.B.	Compensation
The aggregate remuneration paid and
benefits-in-kind
granted, excluding stock grants, by us and our subsidiaries to our chairman and chief executive officer, our other executive and non-standing
directors, our
non-executive
directors and our executive officers for the year ended December 31, 2021 was ￦20,638 million. For the year ended December 31, 2021, we set aside ￦694 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

Among those who received total annual compensation exceeding ￦500 million in 2021 at the holding company level, the five highest-paid individuals were as follows:

Name	Position	Total Compensation in 2021 (in millions of Won) (1)	Incentive Compensation for Payment Subsequent to 2021 (number of shares) (2)
Jong Kyoo Yoon	Chairman and Chief Executive Officer	￦1,726	24,718
Chang Kwon Lee	Senior Executive Vice President, Chief Strategy Officer and Chief Global Strategy Officer	995	5,741
Pil Kyu Im	Senior Executive Vice President and Chief Risk Management Officer	582	3,583
Jeong Soo Lee	General Manager of Secretariat	573	—
Jieon Kim	Head of Model Validation Unit	567	—

(1)	Includes annual salary and performance-based incentive payments paid by the holding company.
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
performance targets.
See “Item 6.E. Share Ownership—Performance Share Agreements.” In 2021, we incurred ￦101,935 million of compensation costs relating to stock grants under such agreements. See Note 32.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

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
Audit Committee
The
committee currently consists of four
non-executive
directors, Suk Ho Sonu, Myung Hee Choi, Kouwhan Jeong and Kyung Ho Kim.
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
Seon-joo
Kwon and Gyutaeg Oh. The chairperson of the committee is
Seon-joo
Kwon. The Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews risk-based
capital allocations as well as recovery and resolution plans. The committee holds regular meetings every quarter.
Evaluation & Compensation Committee
The committee currently consists of four
non-executive
directors, Kouwhan Jeong, Kyung Ho Kim,
Seon-joo
Kwon and Jaehong Choi. The chairperson of the committee is Jaehong Choi. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding the compensation of directors, evaluating management’s performance and implementing management training programs, as well as deciding and supervising the performance-based
annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings semi-annually.
Non-executive
Director Nominating Committee
The committee currently consists of four
non-executive
directors, Myung Hee Choi, Kyung Ho Kim,
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
non-executive
directors.
The chairperson of the CEO Nominating Committee is Kouwhan Jeong. The committee is responsible for establishing and monitoring procedures for our CEO candidate cultivation and succession program pursuant to our “CEO Succession Regulations,” which cover, among other things, the qualifications of CEO candidates, continued maintenance of the candidate pool and the CEO candidate nomination process. The committee holds regular meetings semi-annually.
Subsidiaries’ CEO Director Nominating Committee
The committee currently consists of one
non-standing
director, Jae Keun Lee, and three
non-executive
directors, Kouwhan Jeong, Gyutaeg Oh and Jaehong Choi, together with our chairman and chief executive officer, Jong Kyoo Yoon. The chairperson of the Subsidiaries’ CEO Director Nominating Committee is Jong Kyoo Yoon.
The committee is responsible for candidate cultivation and succession programs for chief executive officers of our subsidiaries. The committee holds regular meetings semi-annually.
ESG Committee
The Committee currently consists of all seven of our
non-executive
directors, one
non-standing
director, Jae Keun Lee, and our chairman and chief executive officer, Jong Kyoo Yoon. The chairperson of the ESG Committee is Gyutaeg Oh.
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
As of December 31, 2021, we had a total of 149
full-time
employees, excluding 28 executive officers, at our financial holding company.
The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2019	2020	2021
KB Financial Group	Full-time employees (1)	153	154	149
	Contractual employees	—	—	—
	Managerial employees	135	134	133
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees (1)	16,413	16,054	15,333
	Contractual employees	1,545	1,728	1,899
	Managerial employees	9,276	9,026	8,474
	Members of Korea Financial Industry Union	14,642	14,266	13,989
Other subsidiaries	Full-time employees (1)	8,777	9,319	9,181
	Contractual employees	1,131	1,062	1,092
	Managerial employees	4,840	5,256	5,190
	Members of Korea Financial Industry Union	5,958	6,565	6,486

(1)	Excluding executive officers.
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
In June 2009, we established an employee stock ownership association. All of our employees are eligible to participate in this association. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive
rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. In August 2009, we offered to members of our employee stock ownership association 6,000,000 of the 30,000,000 new shares of common stock to be issued in our rights offering to our existing shareholders, and the entire amount was subscribed by members of our employee stock ownership association. The employee stock ownership association held 7,682,571 shares of our common stock as of December 31, 2021.
Employees of Kookmin Bank have been eligible to participate in its employee stock ownership association, which will be terminated once all of our common stock held by the association (which the association received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2021, such employee stock ownership association held 257,124 shares of our common stock.
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
Common Stock
As of March 31, 2022, the persons who are currently our directors or executive officers, as a group, held an aggregate of 84,010 shares of our common stock, representing approximately 0.02%
of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2022:

Name of Executive Officer or Director	Number of Shares of Common Stock
Jong Kyoo Yoon	21,000
Yin Hur	13,506
Suk Ho Sonu	1,300
Jae Keun Lee	119
Dong Cheol Lee	3,325
Jong Hee Yang	914
Woo Yeul Lee	1,511
Pil Kyu Im	1,005
Dong Whan Han	1,100
Scott Y. H. Seo	0
Yeo Woon Yoon	520
Jin Gyu Maeng	951
Hye Sook Moon	652
Bong Joong Kwon	286
Byung Joo Oh	711
Hye Ja Suh	1,254
Jeong Rim Park	3,150
Sung Hyun Kim	15,468
Jin Young Kim	765
Chai Hyun Sung	7,799
Jae Young Choi	698

Name of Executive Officer or Director	Number of Shares of Common Stock
Mun Cheol Jeong	2,349
Nam Hoon Cho	1,000
Young Suh Cho	0
Jin Soo Yoon	100
Sungpyo Jeon	880
Jeong Ha	0
Sang-Hyeon Woo	348
Dong Sook Jeon	1,724
Nam Che Kang	226
Chang Hwa Yook	465
Chan Yong Park	884
Yoo Shim Hur	0
Joo Hyun Kim	0

Total	84,010

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
The following table presents information regarding the beneficial ownership of our shares at December 31, 2021 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.
Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock		Percentage of Total Outstanding Shares of Common Stock (%) (1)
Korean National Pension Service	37,626,516		9.05%
BlackRock Fund Advisors	25,050,939	(2)	6.02	% (2)
JP Morgan Chase Bank, N.A. (3)	23,929,641		5.76%

(1)	Calculated based on 415,807,920 shares of our common stock issued as of December 31, 2021.
(2)	As of February 26, 2021, based on disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on March 10, 2021.
(3)	As depositary bank.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2021. None of our major stockholders has different voting rights from our other stockholders.
As of December 31, 2021, there were 389,634,335 shares of common stock outstanding. Of the total outstanding shares, 23,929,641 shares were held in the form of ADSs and 102,048,676 shares were held of record in the form of common stock by residents in the United States. As of December 31, 2021, the number of registered holders of our ADSs was 22 and the number of holders of our common stock in the United States was 665.

Item 7.B.	Related Party Transactions
As of December 31, 2021, we had an aggregate of ￦4,595 million in loans outstanding to our executive officers and directors, executive officers and directors of Kookmin Bank and chief executive officers of our other subsidiaries, including family members of such individuals. In addition, as of such date, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.
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
Profitability ratios and other data

	As of or for the year Ended December 31,
	2019	2020	2021
	(Percentages)
Net interest spread (1)	1.96%	1.86%	1.97%
Net interest margin (2)	2.14	1.99	2.07
Efficiency ratio (3)	54.86	54.56	49.72
Cost-to-average assets ratio (4)	1.25	1.19	1.14
Won loans (gross) as a percentage of Won deposits	111.83	112.16	112.81
Total loans (gross) as a percentage of total deposits	111.94	112.37	113.32

(1)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(2)	Represents the ratio of net interest income to average interest-earning assets.
(3)
Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net insurance income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(4)	Represents the ratio of general and administrative expenses to average total assets.
Capital ratios

	As of or for the year Ended December 31,
	2019	2020	2021
	(Percentages)
Consolidated capital adequacy ratio of KB Financial Group (1)	14.48%	15.28%	15.77%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio (2)	14.68	15.42	14.98
Common equity Tier I capital adequacy ratio (2)	14.37	15.10	14.70
Tier II capital adequacy ratio (2)	1.17	2.36	2.50
Average stockholders’ equity as a percentage of average total assets	7.65	7.14	7.23

(1)
Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, were required to maintain a total minimum consolidated capital adequacy ratio of 11.5% (including applicable additional capital buffers and requirements) as of December 31, 2021. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

(2)
Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2020		2021
	(in billions of Won, except percentages)
Total loans (1)	￦	380,450	￦	421,585
Total non-performing loans (2)		1,108		1,458
Other impaired loans not included in non-performing loans		2,326		2,029
Total of non-performing loans and other impaired loans		3,434		3,487
Total allowances for loan losses		3,283		3,685
Non-performing loans as a percentage of total loans		0.29%		0.35%
Non-performing loans as a percentage of total assets		0.18%		0.22%
Total of non-performing loans and other impaired loans as a percentage of total loans		0.90%		0.83%
Allowances for loan losses as a percentage of total loans		0.86%		0.87%

(1)	Before deduction of allowances for loan losses.
(2)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due by 90 days or more.

Selected Statistical Information
Average Balance Sheets and Related Interest
The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2019					2020					2021
	Average Balance (1)		Interest Income (2)		Average Yield	Average Balance (1)		Interest Income (2)		Average Yield	Average Balance (1)		Interest Income (2)		Average Yield
	(in billions of Won, except percentages)
Assets
Due from financial institutions measured at amortized cost	￦	10,436	￦	151	1.45%	￦	12,280	￦	92	0.75%	￦	13,261	￦	66	0.50%
Financial instruments at fair value through profit or loss (debt securities) (3)		27,164		704	2.59		30,232		659	2.18		31,670		590	1.86
Financial investments (debt securities) (4)		63,699		1,389	2.18		80,087		1,355	1.69		97,296		1,557	1.60
Loans:
Corporate		141,600		4,788	3.38		158,508		4,547	2.87		168,868		4,511	2.67
Mortgage		72,897		2,233	3.06		82,765		2,161	2.61		88,769		2,239	2.52
Home equity		30,188		964	3.19		27,682		786	2.84		27,333		723	2.65
Other consumer (5)		58,514		2,680	4.58		64,220		2,639	4.11		71,587		2,922	4.08
Credit cards (6)		17,949		1,451	8.08		18,586		1,438	7.74		19,923		1,441	7.23
Foreign (7)		6,599		279	4.23		14,683		809	5.51		22,580		1,162	5.15

Loans (total)		327,747		12,395	3.78		366,444		12,380	3.38		399,060		12,998	3.26

Total average interest-earning assets	￦	429,046	￦	14,639	3.41%	￦	489,043	￦	14,486	2.96%	￦	541,287	￦	15,211	2.81%

Cash and due from banks		11,681		—	—		13,274		—	—		14,946		—	—
Financial assets at fair value through profit or loss (excluding debt securities):
Equity securities		5,576		—	—		5,225		—	—		4,443		—	—
Other		18,410		—	—		22,952		—	—		26,566		—	—

Financial assets at fair value through profit or loss (excluding debt securities) (total)		23,986		—	—		28,177		—	—		31,009		—	—
Financial investment (equity securities)		2,598		—	—		2,427		—	—		3,684		—	—
Investment in associates		575		—	—		612		—	—		555		—	—
Derivative financial assets		2,989		—	—		4,189		—	—		3,899		—	—
Premises and equipment		7,398		—	—		8,048		—	—		8,130		—	—
Intangible assets		2,720		—	—		3,000		—	—		3,279		—	—
Allowances for loan losses		(2,714)		—	—		(2,954)		—	—		(3,606)		—	—
Other non-interest-earning assets		21,636		—	—		25,450		—	—		30,851		—	—

Total average non-interest earning assets		70,869		—	—		82,223		—	—		92,747		—	—

Total average assets	￦	499,915	￦	14,639	2.93%	￦	571,266	￦	14,486	2.54%	￦	634,034	￦	15,211	2.40%

	Year Ended December 31,
	2019					2020					2021
	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost	Average Balance (1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	￦	122,519	￦	370	0.30%	￦	149,141	￦	267	0.18%	￦	180,936	￦	280	0.15%
Time deposits		155,762		3,018	1.94		166,275		2,600	1.56		158,795		1,907	1.20
Certificates of deposit		4,781		93	1.95		3,636		50	1.38		3,618		31	0.86

Deposits (total)		283,062		3,481	1.23		319,052		2,917	0.91		343,349		2,218	0.65
Borrowings:
Bonds sold under repurchase agreements		10,446		168	1.61		13,975		126	0.9		14,126		105	0.74
Other borrowings (8)		28,032		552	1.97		39,359		535	1.36		48,781		488	1.00
Borrowings (total)		38,478		720	1.87		53,334		661	1.24		62,907		593	0.94
Debentures		52,574		1,241	2.36		59,379		1,186	2.00		65,759		1,170	1.78

Total average interest-bearing liabilities	￦	374,114	￦	5,442	1.45%	￦	431,765	￦	4,764	1.10%	￦	472,015	￦	3,981	0.84%

Non-interest bearing demand deposits		3,942		—	—		4,533		—	—		5,263		—	—
Derivative financial liabilities		3,334		—	—		4,474		—	—		3,704		—	—
Financial liabilities at fair value through profit or loss		16,861		—	—		13,464		—	—		12,461		—	—
Other non-interest-bearing liabilities		63,169		—	—		75,499		—	—		93,885		—	—

Total average non-interest bearing liabilities		87,306		—	—		97,970		—	—		115,313		—	—

Total average liabilities		461,420		5,442	1.18		529,735		4,764	0.90		587,328		3,981	0.68

Total equity		38,495		—	—		41,531		—	—		46,706		—	—

Total average liabilities and equity	￦	499,915	￦	5,442	1.09%	￦	571,266	￦	4,764	0.83%	￦	634,034	￦	3,981	0.63%

(1)	Average balances are based on daily balances for our banking, credit card and securities operations and monthly or quarterly balances for our other operations.
(2)	We do not invest in any tax-exempt securities.
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
(6)
Interest income from credit cards includes principally cash advance fees of ￦217 billion, ￦195 billion and ￦185 billion and interest on credit card loans of ￦716 billion, ￦722 billion and ￦743 billion for the years ended December 31, 2019, 2020 and 2021, respectively, but does not include interchange fees.

(7)	Consists primarily of loans from the overseas branches of our subsidiaries to affiliates of large Korean manufacturing companies for trade financing and working capital.
(8)	Includes (i) lease-related interest expense pursuant to our adoption of IFRS 16 Leases and (ii) other interest expense.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year Ended December 31,
	2019	2020	2021
	(percentages)
Net interest spread (1)	1.96%	1.86%	1.97%
Net interest margin (2)	2.14	1.99	2.07
Average asset liability ratio (3)	114.68	113.27	114.68

(1)	The difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.
(2)	The ratio of net interest income to average interest-earning assets.
(3)	The ratio of average interest-earning assets to average interest-bearing liabilities.
Analysis of Changes in Net Interest Income—Volume and Rate Analysis
The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2019 compared to 2020 and 2020 compared to 2021. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2020 vs. 2019 Increase/(Decrease) Due to Change in						2021 vs. 2020 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Due from financial institutions measured at amortized cost	￦	23	￦	(82)	￦	(59)	￦	7	￦	(33)	￦	(26)
Financial instruments at fair value through profit or loss (debt securities) (1)		74		(119)		(45)		30		(99)		(69)
Financial investments (debt securities) (2)		315		(349)		(34)		277		(75)		202
Loans:
Corporate		532		(773)		(241)		289		(325)		(36)
Mortgage		280		(352)		(72)		154		(76)		78
Home equity		(77)		(101)		(178)		(10)		(53)		(63)
Other consumer		248		(289)		(41)		302		(19)		283
Credit cards		50		(63)		(13)		101		(98)		3
Foreign		425		105		530		409		(56)		353

Total interest income	￦	1,870	￦	(2,023)	￦	(153)	￦	1,559	￦	(834)	￦	725

	2020 vs. 2019 Increase/(Decrease) Due to Change in						2021 vs. 2020 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-bearing liabilities
Deposits:
Demand deposits	￦	67	￦	(170)	￦	(103)	￦	58	￦	(45)	￦	13
Time deposits		196		(614)		(418)		(113)		(580)		(693)
Certificates of deposit		(19)		(24)		(43)		0		(19)		(19)

	2020 vs. 2019 Increase/(Decrease) Due to Change in						2021 vs. 2020 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Borrowings:
Bonds sold under repurchase agreements		46		(88)		(42)		1		(22)		(21)
Other borrowings		184		(201)		(17)		112		(159)		(47)
Debentures		149		(204)		(55)		121		(137)		(16)

Total interest expense		623		(1,301)		(678)		179		(962)		(783)

Total net interest income	￦	1,247	￦	(722)	￦	525	￦	1,380	￦	128	￦	1,508

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
In June 2010, Fairfield Sentry Limited, or Fairfield, which is currently in liquidation and whose assets were directly or indirectly invested with Bernard L. Madoff Investment Securities LLC, or BLMIS, filed a lawsuit in the Supreme Court of the State of New York against Kookmin Bank, which acted as a trustee bank for its clients who invested in Fairfield. Fairfield seeks recovery of approximately US$42 million paid to Kookmin Bank by its clients in connection with share redemptions on the ground that such payments were made by mistake, based on inflated values resulting from BLMIS’ fraud. In September 2010, the case was transferred to the United States Bankruptcy Court for the Southern District of New York, or the Bankruptcy Court, which in turn ordered that the case be returned to a state court in September 2011 but then stayed the lawsuit before it was sent to state court. While the case was stayed, the Bankruptcy Court issued an opinion in December 2018 holding that the claims against Kookmin Bank were deficiently pleaded and thus should be dismissed. In July 2019, the Bankruptcy Court issued an order to the effect that the case would proceed in a federal court, instead of returning to a state court. Fairfield has appealed the Bankruptcy Court’s dismissal to the United States District Court for the Southern District of New York, or the District Court. Although legal arguments have been filed in 2020, it is difficult to predict when the District Court will rule on the appeal. Fairfield has filed similar actions against numerous other fund investors to seek recovery of redemption payments.
In May 2012, the trustee appointed for the liquidation of BLMIS filed a lawsuit against Kookmin Bank in the Bankruptcy Court. The trustee seeks recovery of approximately US$42 million, the amount of funds that were allegedly redeemed by Kookmin Bank from Fairfield between June 2004 and January 2006. The trustee alleges that Fairfield was a “feeder fund” that invested in BLMIS and that redemptions from such BLMIS feeder fund are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The Bankruptcy Court issued an order to dismiss the case during the pleading stage of the litigation in March 2017, and the trustee appealed such decision to the United States Court of Appeals for the Second Circuit, or the Second Circuit, which reversed the dismissal and vacated the judgment in February 2019. Kookmin Bank, along with other defendants, filed a motion asking the Second Circuit to reconsider its ruling and, after such motion was denied, filed a petition for a writ of certiorari asking the United States Supreme Court to accept an appeal of the Second Circuit’s ruling, which was denied in June 2020. Subsequently, the Second Circuit remanded the case to the Bankruptcy Court for further proceedings, which are currently ongoing in 2022. The trustee has filed similar claw back actions against numerous other institutions.
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
In connection with the misappropriation incident, as of December 31, 2021, certain of KB Kookmin Card’s customers had filed a total of two lawsuits against KB Kookmin Card with the aggregate amount of claimed damages amounting to approximately ￦0.11 billion. The final outcome of such lawsuits remains uncertain. In addition, KB Kookmin Card could become subject to additional litigation and may incur significant costs relating to the compensation of customers for losses incurred as a result of the fraudulent use of the misappropriated personal information.
In February 2018, pursuant to a request by the Financial Supervisory Service, the Supreme Prosecutors’ Office of Korea commenced an investigation into alleged irregularities in hiring practices at certain Korean banks, including Kookmin Bank. In May 2018, the prosecutors charged four current and former executive officers and employees of Kookmin Bank with obstruction of business and violation of the Act on the Equal Employment for Both Sexes, for violating certain regulations relating to the evaluation and hiring of certain individuals in 2015 and 2016. In October 2018, the Seoul Southern District Court sentenced such executive officers and employees to probation and ordered Kookmin Bank to pay a fine in the amount of ￦5 million. Although the individuals and Kookmin Bank appealed the ruling, such appeal was denied in July 2021. The individuals and Kookmin Bank then subsequently appealed to the Supreme Court, but such appeal was again denied in January 2022.
In September 2020, PT Bosowa Corporindo, or Bosowa, the second largest shareholder of Bank Bukopin, filed a lawsuit against Otoritas Jasa Keuangan (the Financial Services Authority of Indonesia), or OJK, and subsequently Bank Bukopin, in its capacity as an intervening defendant, in the Jakarta State Administrative Court, demanding a reversal of OJK’s decision in August 2020 to impose certain restrictive measures on Bosowa’s ability to act as a shareholder of Bank Bukopin. The Jakarta State Administrative Court ruled in favor of Bosowa, which decision both OJK and Bank Bukopin had appealed. Subsequently, in November 2020, Bosowa filed a lawsuit against Kookmin Bank and OJK as joint defendants in the Central Jakarta District Court of Indonesia, alleging that Kookmin Bank’s acquisition of Bank Bukopin’s shares in September 2020, as well as the capital increase through which Kookmin Bank obtained such shares, violated certain Indonesian laws and regulations, and claimed IDR 20,759 billion in damages to compensate Bosowa’s losses as a shareholder of Bank Bukopin. Subsequently, Bosowa withdrew its lawsuit in May 2021, which was approved by the Central Jakarta District Court of Indonesia in June 2021.
Commencing in December 2019, a number of plaintiffs brought legal action against KB Securities, alleging that they invested in JB Australia NDIS Private Equity Investment Trust No. 1 through KB Securities based on an offering circular that had made untrue statements of a material fact. The plaintiffs are seeking to terminate the related investment contract on the basis of either breach of contract or mistake, and are demanding ￦135 billion from KB Securities as compensation for the alleged unjust enrichment. In the alternative, they are seeking damages of ￦135 billion from KB Securities for violations of the relevant securities law, among others. As of the date of this annual report, the final outcome of the lawsuits remains uncertain.
Dividends
Dividends must be approved by the stockholders at the annual general meeting of stockholders. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves. See “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock— Dividends and Other Distributions.” In addition to annual dividends, we may declare, and distribute in cash, interim dividends pursuant to board resolutions.
The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of the years ended December 31, 2019, 2020 and 2021. Except as otherwise noted, the dividends set forth below with respect to each year were paid within 30 days after our annual stockholders meeting, which was held no later than March of the following year.

Fiscal Year	Dividends per Common Share (1)		Total Amount of Cash Dividends Paid
			(in millions of Won)
2019 (2)	￦	2,210	￦ 861,092
2020 (3)		1,770	689,653
2021 (4)(5)		2,940	1,145,525

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)
On February 6, 2020, our board of directors passed a board resolution recommending a cash dividend of ￦2,210 per common share (before dividend tax), representing 44.2% of the par value of each share, for the fiscal year ended December 31, 2019. This resolution was approved and ratified by our stockholders on March 20, 2020.

(3)
On February 4, 2021, our board of directors passed a board resolution recommending a cash dividend of ￦1,770 per common share (before dividend tax), representing 35.4% of the par value of each share, for the fiscal year ended December 31, 2020. This resolution was approved and ratified by our stockholders on March 26, 2021.

(4)
On February 8, 2022, our board of directors passed a board resolution recommending a cash dividend of ￦2,190 per common share (before dividend tax), representing 43.8% of the par value of each share, for the fiscal year ended December 31, 2021. This resolution was approved and ratified by our stockholders on March 25, 2022.

(5)	Includes interim cash dividend of ￦750 per common share (before dividend tax), representing 15.0% of the par value of each share, declared and paid in 2021.
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
The shares of a listed Korean company owned by a foreign investor must be electronically registered in accordance with the Act on Electronic Registration of Stocks, Bonds, Etc. through an eligible custodian in Korea. The same entities eligible to act as a standing proxy are eligible to act as a custodian of shares for a non-resident
or foreign investor. A foreign investor may be exempted from complying with the above requirement if it (i) acquires shares publicly offered or sold outside Korea for the purpose of listing on an overseas stock exchange or (ii) acquires or disposes of shares through an overseas stock exchange if such shares are simultaneously listed on the Korea Exchange and such overseas stock exchange.

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
As of December 31, 2021, our authorized share capital is 1,000,000,000 shares. Pursuant to our articles of incorporation, we are authorized to issue shares with preferred dividend, non-voting
shares, class shares with conversion rights, class shares with redemption rights and shares with a combination of all or any of the foregoing characteristics (which we refer to collectively as “Class Shares”), as well as common shares. Subject to applicable laws and regulations, we are authorized to issue Class Shares up to one-half
of all of our issued and outstanding shares.

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
As of the date of this annual report, 412,352,494 shares of common stock were issued and 352,446,136 shares of common stock were outstanding. No Class Shares are currently outstanding. All of the issued and outstanding shares are fully-paid
and
non-assessable,
and are in registered form. Our authorized but unissued share capital consists of 587,647,506 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”
Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to officers and employees other than directors exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2022, none of our officers, directors and employees held options to purchase shares of our common stock.
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
This summary does not discuss the application of the U.S. federal estate and gift taxes, the Medicare net investment income tax or the alternative minimum tax, or state, local or
non-U.S.
taxes.

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
Subject to certain exceptions for
short-term
and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2020 or 2021 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2022 taxable year. Therefore, we believe that dividends received by U.S. holders with respect to either common shares or ADSs will be “qualified dividends.” Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
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
If a U.S. holder sells or otherwise disposes of our common shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service, or the IRS. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the common shares or ADSs.
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
Specified Foreign Financial Assets
Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a
non-U.S.
financial institution, as well as securities issued by a
non-U.S.
issuer (which would include the common shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisers concerning the application of these rules to their investment in the common shares or ADSs, including the application of the rules to their particular circumstances.
U.S. Information Reporting and Backup Withholding Rules
Payments of dividends and sales proceeds that are made within the United States or through certain
U.S.-related
financial intermediaries are subject to information reporting and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.
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
You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for reduced withholding tax rate, “application for entitlement to reduced tax rate,” and in the case of exemptions from withholding tax, “application for tax exemption,” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income (“BO application”). For example, a U.S. resident would be required to provide Form 6166 as a certificate of tax residency together with the application for entitlement to reduced tax rate or the application for tax exemption. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) the Korean source income is eligible for benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such applications (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.
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
Securities Transaction Tax
If you transfer our common shares on the Korea Exchange in 2022, you will be subject to securities transaction tax at the rate of 0.08% (with no such securities transaction tax to be imposed on transfers starting January 1, 2023) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.43% if the transfer is made in 2022 (with such rate to be reduced to 0.35% starting January 1, 2023) and will not be subject to an agriculture and fishery special surtax.
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
tax amount or 10% to 60% of
under-reported
tax amount. Also, a failure to timely pay securities transaction tax will result in a penalty equal to 8.03% per annum of the due but unpaid tax amount. The penalties are imposed on the party responsible for paying the securities transaction tax or, if such tax is required to be withheld, on the party that has the obligation to withhold.

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

•	establishing risk management strategies in accordance with the directives of the board of directors;

•	determining our target risk appetite;

•	allocating risk capital to each subsidiary and approving our subsidiaries’ risk limits;

•	reviewing the level of risks we are exposed to and the appropriateness of our risk management policies, systems and operations; and

•	reviewing recovery and resolution plans.
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
Retail Loan Approval Process
Mortgage Loans and Secured Retail Loans
. Branch staff employees of Kookmin Bank forward loan applications to processing centers and Kookmin Bank’s processing center staff reviews mortgage loans and retail loans secured by real estate or guarantees. However, in the case of loans secured by deposits with Kookmin Bank, its branch staff approves such loans. Kookmin Bank makes lending decisions based on its assessment of the value of the collateral, debt service capability and the borrower’s score generated from its credit scoring systems.
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
Unsecured Retail Loans
. Kookmin Bank reviews applications for unsecured retail loans in accordance with its credit scoring systems. These automated systems evaluate loan applications and determine an appropriate pricing for the loan. The major benefits of using a credit scoring system are that it yields uniform results regardless of the user and that it can be used effectively by employees who do not necessarily have extensive experience in credit evaluation. The staff of Kookmin Bank’s processing centers reviews the results of the credit scoring system based on information input by its branch staff and, if approved, issues the loan.
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
Non
-financial
Model.
The
non-financial
model uses various qualitative and quantitative factors, such as future repayment capability, industry-related risks, management-related risks and operation-related risks, to evaluate borrowers.

•
CEO Evaluation Model
. The CEO evaluation model is relevant for the SOHO CRS in particular (including business entities without external audits), and evaluates the credit information of the individual owner of SOHOs by reviewing such owner’s personal information, bank transaction records and external credit ratings.

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

Kookmin Bank’s maximum exposure limit is within 25% of its Tier I and Tier II capital for a single group, and within 10% of its Tier I and Tier II capital for a single corporation.
We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to corporations, chaebols
and industries. Kookmin Bank monitors its exposure to large corporations to which it has an exposure of ￦40 billion or more, individual corporations to which it has an exposure of ￦30 billion or more, and also its exposure to 149 business groups, which comprise the 32 largest highly-indebted business groups, such groups being the main debtor groups in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures as well as 117 business groups to which it has exposures (in the form of securities or loans) of ￦50 billion or more. We also monitor our exposure to 37 industries. Our Total Exposure Management System integrates all of our credit-related
risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all
Won-denominated
and foreign
currency-denominated
loans, all assets in trust accounts except specified money trusts, guarantees, trade-related
credits, commercial paper, corporate bonds and other securities and derivatives.
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
Market Risk Management
The major risks to which we are exposed are interest rate risk on debt instruments and interest bearing securities and foreign exchange risk and, to a lesser extent, stock price risk. The financial instruments that expose us to these risks are securities and financial derivatives. We are also exposed to interest rate risk and liquidity risk in Kookmin Bank’s banking book. We divide market risk into risks arising from trading activities and risks arising from non-trading
activities.
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

We use derivative instruments to hedge our market risk and, to a limited extent, to make profits by trading derivative products within acceptable risk limits. The principal objective of our hedging strategy is to manage our market risk within established limits. We use the following hedging instruments to manage relevant risks:

•
to hedge interest rate risk arising from its trading activities, the Trading/Capital Markets Management Department of Kookmin Bank occasionally uses interest rate futures (Korea Treasury Bond Futures) and interest rate swaps;

•
to hedge interest rate risk and foreign exchange risk arising from our foreign currency-denominated
asset and liability positions as well as our trading activities, the Trading/Capital Markets Management Department of Kookmin Bank uses interest rate swaps, cross-currency
interest rate swaps, foreign exchange forwards and futures,
Euro-dollar
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
In addition, we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product. See Notes 4.4 and 6 of the notes to our consolidated financial statements. For example, each year, Kookmin Bank’s Risk Management Department reviews the existing pricing and valuation models, with a focus on their underlying modeling assumptions and restrictions, to assess the appropriateness of their continued use. In consultation with Kookmin Bank’s Trading Department, the Risk Management Department recommends potential valuation models to Kookmin Bank’s Fair Value Evaluation Committee. Upon approval by Kookmin Bank’s Fair Value Evaluation Committee, the selected valuation models are reported to its Market Risk Management Subcommittee.
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
ten-day
period.
The following table shows the volume and types of positions held by Kookmin Bank for which the VaR method is used to measure market risk as of December 31, 2020 and 2021.

	As of December 31,
	2020		2021
	(in millions of Won)
Securities—Bond (1)	￦	10,168,932	￦	11,744,275
Securities—Equity (1)		72,317		61,485
Spot exchanges (2)		3,875,863		2,776,925
Derivatives (3)		8,994,807		5,900,343

Total	￦	23,111,919	￦	20,483,028

(1)	Represents amounts marked to market and as shown on the balance sheet information that is prepared and submitted to the Financial Supervisory Service for risk management purposes.
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

The following table shows Kookmin Bank’s
ten-day
HSVaRs (at a 99% confidence level for a
ten-day
holding period) as of December 31, 2020 and 2021 for interest risk, stock price risk and foreign exchange risk relating to its trading activities. The following figures were calculated on a consolidated basis.

	As of December 31,
	2020		2021
	(in billions of Won)
Risk categories:
Interest risk	￦	50.8	￦	16.5
Stock price risk		24.8		5.5
Foreign exchange risk		49.3		21.5
Less: diversification		(7.3)		(13.0)

Diversified VaR for overall trading activities	￦	117.6	￦	30.5

In 2021, the average, high, low and ending amounts of
ten-day
HSVaR (at a 99% confidence level for a
ten-day
holding period) for Kookmin Bank relating to its trading activities were as follows:

	Trading activities VaR for 2021
	Average		Minimum		Maximum		As of December 31, 2021
	(in billions of Won)
Interest risk	￦	20.0	￦	6.3	￦	55.6	￦	16.5
Stock price risk		9.0		4.5		24.8		5.5
Foreign exchange risk		27.8		17.8		49.2		21.5
Less: diversification								(13.0)

Diversified VaR for overall trading activities	￦	40.9	￦	15.9	￦	115.3	￦	30.5

In 2020, the average, high, low and ending amounts of
ten-day
HSVaR (at a 99% confidence level for a
ten-day
holding period) for Kookmin Bank relating to its trading activities were as follows:

	Trading activities VaR for 2020
	Average		Minimum		Maximum		As of December 31, 2020
	(in billions of Won)
Interest risk	￦	59.3	￦	9.6	￦	106.0	￦	50.8
Stock price risk		15.2		3.8		24.3		24.8
Foreign exchange risk		36.1		5.3		67.8		49.3
Less: diversification								(7.3)

Diversified VaR for overall trading activities	￦	105.4	￦	14.2	￦	158.8	￦	117.6

In 2019, the average, high, low and ending amounts of
ten-day
HSVaR (at a 99% confidence level for a
ten-day
holding period) for Kookmin Bank relating to its trading activities were as follows:

	Trading activities VaR for 2019
	Average		Minimum		Maximum		As of December 31, 2019
	(in billions of Won)
Interest risk	￦	11.2	￦	1.7	￦	20.5	￦	16.6
Stock price risk		3.4		2.4		4.3		3.9
Foreign exchange risk		15.8		11.4		20.7		13.1
Less: diversification								(13.2)

Diversified VaR for overall trading activities	￦	17.5	￦	13.6	￦	24.8	￦	20.4

Standardized Method
. Market risk for positions not measured by VaR are measured using the standardized method for measuring market risk-based
required equity capital specified by the Financial Supervisory Service, which takes into account certain risk factors. Under the standardized method, the required equity capital is measured using the
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

The following table shows the volume and types of instruments held by Kookmin Bank for which the standardized method is used to measure its required equity capital as of December 31, 2020 and 2021.

	As of December 31,
	2020		2021
	(in millions of Won)
Bonds (1)	￦	—	￦	125,722
Swaps and foreign exchange positions (2)		217,007		452,615
Derivative-linked securities (3)		85,021		—
Debt-equity swap stock put options (4)		364		17

Total	￦	302,392	￦	578,354

(1)	Bonds held by our overseas consolidated subsidiaries, which cannot be measured through the use of our internal models.
(2)
Includes our overseas consolidated subsidiaries’ currency positions and their positions for foreign exchange swaps, total return swaps held by special purpose vehicles and foreign exchange derivatives that have not been authorized by the Financial Supervisory Service, which cannot be measured through the use of our internal models.

(3)
Amounts as of December 31, 2020 and 2021 represent the value of derivative-linked securities held by the trust accounts of Kookmin Bank subject to consolidation, for which the standardized method is used to measure Kookmin Bank’s required equity capital.

(4)	Reflects the value of our debt-equity swap stock put options in purchase agreements, which cannot be measured through the use of our internal models.
The following table shows Kookmin Bank’s required equity capital measured using the standardized method as of December 31, 2020 and 2021.

	As of December 31,
	2020		2021
	(in millions of Won)
Risk categories:
Interest risk	￦	40,290	￦	25,431
Stock price risk		7,088		5
Foreign exchange risk		23,938		46,173

Total	￦	71,316	￦	71,610

Back
-Testing
. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%. The number of times the actual changes in fair values, earnings or cash flows from the market risk sensitive instruments exceeded the VaR amounts in 2019, 2020 and 2021 was 5, 9 and 2, respectively.
Stress testing
. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2021, Kookmin Bank’s trading portfolio could have lost ￦511 billion for an assumed short-term
extreme decline of approximately 25% in the equity market and an approximate 54 basis point increase in the Korean treasury bond rates under an abnormal stress environment.
We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk management officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk
Interest risk from trading activities arises mainly from our trading of
Won-denominated
debt securities. Our trading strategy is to benefit from
short-term
movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market
daily, we manage the interest risk related to our trading accounts using market value-based
tools such as VaR and sensitivity analysis. As of December 31, 2021, the VaR of Kookmin Bank’s interest risk from trading was ￦16.5 billion and the weighted average duration, or weighted average maturity, of its
Won-denominated
debt securities at fair value through profit or loss was approximately 2.6 years.
Foreign Exchange Risk
Foreign exchange risk arises because we have assets and liabilities that are denominated in currencies other than Won, as well as off-balance
sheet items such as foreign exchange forwards and currency swaps. Our assets and liabilities denominated in U.S. dollars, Japanese Yen, Euro, Chinese Renminbi and Indonesian IDR have typically accounted for the majority of our foreign currency assets and liabilities.
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
The following table shows Kookmin Bank’s
non-consolidated
net open positions at the end of 2020 and 2021. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31, (1)
	2020		2021
	(in millions of US$)
Currency:
U.S. dollars	US$	(676.2)	US$	(783.4)
Japanese Yen		(2.6)		(4.2)
Euro		4.8		7.0
Chinese Renminbi		13.9		50.8
Indonesian IDR		366.5		618.7
Others		71.2		96.7

Total	US$	(222.4)	US$	(14.4)

(1)	Amounts prepared on a non-consolidated basis.
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
As of December 31, 2021, Kookmin Bank’s equity trading position was ￦96.9 billion.

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
Won-denominated
accounts and foreign
currency-denominated
accounts as of December 31, 2021.

	As of December 31, 2021
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest-earning assets:
Loans	￦	107,123	￦	80,455	￦	73,232	￦	34,355	￦	24,477	￦	319,642
Securities		5,565		2,556		6,007		22,573		20,638		57,339
Others		5,566		52		47		49		0		5,714

Total	￦	118,254	￦	83,063	￦	79,286	￦	56,977	￦	45,115	￦	382,695

Interest-bearing liabilities:
Deposits	￦	121,230	￦	42,405	￦	71,405	￦	50,288	￦	43,387	￦	328,715
Borrowings		15,541		0		0		166		0		15,707
Others		13,254		2,985		6,940		3,620		2,150		28,949

Total	￦	150,025	￦	45,390	￦	78,345	￦	54,074	￦	45,537	￦	373,371

Sensitivity gap		(31,771)		37,673		941		2,903		(422)		9,324
Cumulative gap		(31,771)		5,902		6,843		9,746		9,324
% of total assets		(8.3)%		1.5%		1.8%		2.5%		2.4%
Foreign currency-denominated Interest-earning assets:
Due from banks	￦	6,353	￦	160	￦	87	￦	144	￦	0	￦	6,744
Loans		20,868		4,058		3,262		2,432		4,494		35,114
Securities		4,491		397		479		1,250		1,514		8,131

Total	￦	31,712	￦	4,615	￦	3,828	￦	3,826	￦	6,008	￦	49,989

Interest-bearing liabilities:
Deposits	￦	18,017	￦	3,273	￦	3,537	￦	3,153	￦	2,915	￦	30,895
Borrowings		11,727		3,899		2,364		2,595		2,935		23,520
Others		1,638		0		0		0		0		1,638

Total	￦	31,382	￦	7,172	￦	5,901	￦	5,748	￦	5,850	￦	56,053

Sensitivity gap		330		(2,557)		(2,073)		(1,922)		158		(6,064)
Cumulative gap		330		(2,227)		(4,300)		(6,222)		(6,064)
% of total assets		0.7%		(4.5)%		(8.6)%		(12.4)%		(12.1)%
Duration Gap Analysis
. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term
risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2021, our
Won-denominated
asset and liability duration gap was positive and it moved between +0.158 years and +0.198 years. Accordingly, our net asset value would have declined (or increased) between ￦615 billion and ￦644 billion if interest rates had increased (or decreased) by one percentage point.
For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows Kookmin Bank’s duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates, on a non-consolidated
basis.

Won-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2021	1.110	0.998	0.167	￦ 615
December 31, 2021	1.103	0.984	0.167	644

Foreign currency-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2021	0.988	0.758	0.182	￦ 77
December 31, 2021	1.025	0.794	0.164	84
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
The following table summarizes Kookmin Bank’s interest rate risk, taking into account asset and liability durations as of December 31, 2021.

	As of December 31, 2021
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	￦	118,254	￦	83,063	￦	79,286	￦	56,977	￦	45,115	￦	382,695
Liability position		150,025		45,390		78,345		54,074		45,537		373,371
Gap		(31,771)		37,673		941		2,903		(422)		9,324
Average maturity		0.093		0.365		0.719		1.827		6.472
Interest rate volatility		0.76%		1.08%		1.38%		1.91%		1.55%
Amount at risk		58		148		(8)		146		308		652

Foreign currency-denominated:
Asset position	￦	31,712	￦	4,615	￦	3,828	￦	3,826	￦	6,008	￦	49,989
Liability position		31,382		7,172		5,901		5,748		5,850		56,053
Gap		330		(2,557)		(2,073)		(1,922)		158		(6,062)
Average maturity		0.094		0.372		0.739		1.905		6.698
Interest rate volatility		0.02%		0.22%		0.47%		0.81%		1.41%
Amount at risk		0		(3)		(7)		(14)		204		180
IRRBB Analysis
. Prior to January 2020, we estimated the maximum possible loss on net non-trading
assets due to unfavorable changes in interest rates by calculating interest rate VaR using a historical simulation method with actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. Using this method, Kookmin Bank’s interest rate VaR was ￦591 billion as of December 31, 2020 and ￦837 billion as of December 31, 2021.
Recent amendments to the Detailed Regulation on the Supervision of the Banking Business, which became effective in November 2019, require banks, including Kookmin Bank, to adopt the standards of the Interest Rate

Risk in the Banking Book, or IRRBB, issued by the Basel Committee on Banking Supervision for calculating interest rate risk exposure. Such amendments were adopted in order to promote more financial stability for banks by requiring them to maintain a sufficient level of capital through a more robust risk management system. Under the new IRRBB analysis standards, Kookmin Bank estimates its interest rate risk by calculating the changes in economic value of equity and the changes in net interest income based on various interest rate risk scenarios. Under this method, Kookmin Bank’s interest risk exposure was ￦937 billion as of December 31, 2021.
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
We manage liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a liquidity coverage ratio of not less than 100%. The Financial Services Commission defines the liquidity coverage ratio as the ratio of highly liquid assets to total net cash outflows over a
30-day
period. The highly liquid assets and total net cash outflows included in the calculation of the liquid coverage ratio are determined in accordance with the “Standards for Calculation of Liquidity Coverage Ratio” under the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a foreign currency liquidity coverage ratio of not less than 80%. In April 2020, in order to encourage financial institutions to provide financial support to companies adversely affected by
COVID-19,
the Financial Services Commission announced that it would temporarily lower the required liquidity coverage ratio to 85%, and the required foreign currency liquidity coverage ratio to 70%. Following a series of extensions, the Financial Services Commission announced in March 2022 that a phase-out
of measures to lower the liquidity coverage ratio will begin in June 2022 and end by July 2023, with measures to lower the foreign currency liquidity coverage ratio to be completely phased out by June 2022.
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
The following table shows Kookmin Bank’s liquidity coverage ratio and foreign currency liquidity coverage ratio on an average balance basis for the month of December 2021 in accordance with Financial Services Commission regulations:

Liquidity coverage ratio:	30 Days or Less
(in billions of Won, except percentages)
Highly liquid assets (A)	￦ 66,117
Cash outflows (B)	89,280
Cash inflows (C)	17,839
Total net cash outflows (D = B-C)	71,441
Liquidity coverage ratio (A/D)	92.55%
Minimum limit	85%

Foreign currency liquidity coverage ratio:	30 Days or Less
	(in millions of US$, except percentages)
Highly liquid assets (A)	US$	4,496
Cash outflows (B)		12,371
Cash inflows (C)		8,212
Total net cash outflows (D = B-C)		4,160
Liquidity coverage ratio (A/D)		108.09%
Minimum limit		70%
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

The Financial Supervisory Service periodically conducts a general examination of our operations. It also performs specific audits on particular aspects of our operations, such as risk management, credit monitoring and liquidity, as the need arises. We and our subsidiaries have in the past been subject to, and expect in the future to be subject to, the receipt of warning notices or the imposition of penalties in connection with our or our subsidiaries’ failure to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. For example, in June 2019, the Financial Supervisory Service conducted a comprehensive annual inspection of overall operations at our company, Kookmin Bank and KB Securities, and imposed an administrative fine of ￦12 million on our company for certain alleged deficiencies, which have since been cured. Subsequently, in November 2020, the Financial Supervisory Service conducted a risk management evaluation of our company and Kookmin Bank, the result of which was deemed satisfactory. Most recently, in June 2021, the Financial Supervisory Service conducted a comprehensive annual inspection of overall operations at our company and Kookmin Bank, the result of which has not been announced as of the date of this annual report.
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
We currently test our disaster recovery systems on a quarterly basis, with the comprehensive testing covering our branches and the main IT center’s disaster recovery system, and our Infrastructure Platform Department monitoring all of our computerized network processes and IT systems. In addition, we monitor and report on any unusual delays or irregularities reported by our branches. Moreover, Kookmin Bank’s Information Security Platform Department is responsible for the daily monitoring of its information security system. Our business operations regularly conduct IT security inspections with respect to such operations and have implemented measures to identify and respond collectively to security breach attempts, such as hacking attempts. Furthermore, KB Kookmin Card and Kookmin Bank have each established technical as well as management-related
standards governing information protection under which they operate their businesses.
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
At KB Kookmin Card, we have taken steps to strengthen its information security infrastructure by implementing a solution to prevent attacks on its website and a security system to prevent unauthorized access to local networks and information. As part of its efforts to strengthen its operational processes and procedures for customer information protection and to ensure compliance with relevant laws and regulations, KB Kookmin Card continually conducts annual status reviews, monthly information security inspections, information protection training for its employees and officers and mock training sessions for responding to malicious e-mails.
In 2009, Kookmin Bank obtained ISO 27001 certification, which relates to information security. In 2011, Kookmin Bank also obtained ISO 20000 certification, which relates to IT service management, and BS 25999 certification, which relates to business continuity management. Kookmin Bank is the first Korean bank to have obtained all three such international certifications. In addition, between 2013 and 2021, we, Kookmin Bank, KB Insurance and KB Life Insurance obtained ISMS certification, which relates to information security management, and KB Securities and KB Kookmin Card obtained
ISMS-P
certification, which relates to personal information in addition to information security management. In 2017, KB Kookmin Card obtained PCI DSS certification, which relates to protection of credit card data.
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
As a holder of our ADSs, you are also responsible for paying certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in Korea ( i.e. , upon deposit and withdrawal of shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities ( i.e. , when shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit or other deposited securities.

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
Fees and Payments from the Depositary to Us
In 2021, we received the following payments from the depositary:

Reimbursement of listing fees:	$71,000
Reimbursement of SEC filing fees:	$39,542
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.) and legal fees (expenses related to the preparation of our Form 20-F for fiscal year 2020):	$541,491
In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

Item 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief finance officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief finance officer concluded that our disclosure controls and procedures as of December 31, 2021 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief finance officer, as appropriate to allow timely decisions regarding required disclosure.
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
Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in its report included herein, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2021.
Attestation Report of the Registered Public Accounting Firm
The attestation report of our independent registered public accounting firm is included in Item 18 of this Form
20-F.
Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Kyung Ho Kim, Suk Ho Sonu and Myung Hee Choi, our non-executive
directors and members of our Audit Committee, qualify as “audit committee financial experts” and are independent within the meaning of this Item 16A.

Item 16B.	CODE OF ETHICS
We have adopted a code of ethics, as defined in Item 16B of Form
20-F
under the Exchange Act. Our code of ethics applies to our chief executive officer and chief finance officer, as well as to our non-executive
directors,
non-standing
directors and other officers and employees. Our code of ethics is available on our website at
https://www.kbfg.com/Eng/about/ethics.htm
. If we amend the provisions of our code of ethics that apply to our chief executive officer and chief finance officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and
Non-audit
Fees
The following table sets forth the fees billed to us by independent registered public accounting firm KPMG Samjong Accounting Corp. during the fiscal year ended December 31, 2020 and 2021:

	Year Ended December 31,
	2020		2021
	(in millions of Won)
Audit fees	￦	11,713	￦	12,459
Audit-related fees		275		561
Tax fees		—		220

Total fees	￦	11,988	￦	13,240

Audit fees in the above table are the aggregate fees billed by KPMG Samjong Accounting Corp. in connection with:

•	the audits of our annual financial statements and the review of our interim financial statements;

•	the audits of our special purpose entities in connection with the Financial Investment Services and Capital Markets Act; and

•	our financial debenture offering services.
Audit-related
fees in the above table are the aggregate fees billed by KPMG Samjong Accounting Corp. in connection with due diligence services rendered in the ordinary course of our business.
Tax fees in the above table are fees billed or expected to be billed by KPMG Samjong Accounting Corp. in connection with tax audit-related services performed for KB Capital Co., Ltd.
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

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted corporate governance standards, the Korean-language version of which is available on our website.

Item 16H.	MINE SAFETY DISCLOSURE
Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

Item 17.	FINANCIAL STATEMENTS
Not applicable.

Item 18.	FINANCIAL STATEMENTS
Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.	EXHIBITS

(a)	List of Financial Statements:

(b)	Exhibits
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

Number	Description

1.1 (1)	Articles of Incorporation of KB Financial Group (translation in English).

2.1 (2)	Form of Share Certificate of KB Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2 (3)	Form of Fifth Amended and Restated Deposit Agreement among KB Financial Group, JPMorgan Chase Bank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, evidencing American depositary shares, including the form of American depositary receipt.

2.3 (4)	Description of KB Financial Group’s Capital Stock.

Number	Description

2.4 (5)	Description of KB Financial Group’s American Depositary Shares.

8.1 (6)	List of subsidiaries of KB Financial Group.

11.1 (7)	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (Embedded within Inline XBRL Document).

(1)
Incorporated by reference to exhibit 1.1 to the registrant’s filing on Form
20-F
(No.
000-53445)
filed on April 24, 2020 (https://www.sec.gov/Archives/edgar/data/1445930/000119312520118233/d862752dex24.htm)

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
Date: April 27, 2022

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
KB Financial Group Inc.:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statements of financial position of KB Financial Group Inc. and its subsidiaries (“the Group”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited the adjustments to the 2019 consolidated financial statements to retrospectively reflect International Financial Reporting Interpretation Committee (“IFRIC”) agenda decision regarding Attributing Retirement Benefit to Periods of Services in May 2021, as described in Note 2.1.2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2019 consolidated financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2019 consolidated financial statements taken as a whole.
Basis for Opinions
The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
(i) Assessment of the allowance for credit losses for loans
As discussed in Notes 3.6, 4.2, 10, and 11 to the consolidated financial statements, the Group recognized an allowance for credit losses using the Expected Credit Loss (ECL) impairment model for loans at amortized cost amounting to KRW 3,684,055 million as of December 31, 2021. A lifetime ECL is recognized for those loans that have experienced a Significant Increase in Credit Risk (SICR) since initial recognition or are credit impaired, otherwise a
12-month
ECL is recognized. The Group measures ECL allowances on an individual basis for individually significant corporate loans which are credit impaired and for those which have experienced a SICR and demonstrate certain other high risk indicators (for example, debt restructuring). The individual assessment involves judgment by the Group in estimating the future cash flows, including the value of related collateral. The allowance for credit losses for other loans are measured on a collective basis. For these loans, the Group measures ECL based on its estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as the impact of Forward-Looking Information (FLI). For the corporate loans measured on a collective basis, one of the relevant inputs for determining PD is the internal credit risk rating of the borrower. The internal credit risk rating of the borrower is defined by the Group using quantitative and qualitative factors.
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
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to: (i) the estimation of future cash flows for individually assessed corporate loans, including controls over the work of external valuation professionals engaged by the Group to assess the future cash flows together with the value of collateral; (ii) the validation of the models used to determine the inputs to the collective ECL calculation and the impact of FLI; (iii) the assessment of quantitative and qualitative factors in the process of determining the internal credit risk rating of the loans, including the review of internal credit risk ratings performed by an independent department with access to the same qualitative information; and (iv) the completeness and accuracy of data used in the determination of the credit risk ratings. We assessed the estimates of future cash flows expected from collateral on a sample of individually assessed corporate loans by: (i) comparing assumptions made with information obtained from internal and external sources; and (ii) assessing the reliability of information used in the estimates, including the qualification of external valuation professionals engaged by the Group. We involved credit risk and information technology professionals with specialized skills and knowledge who assisted in: (i) evaluating the methodology and key judgments used in determining the PD and LGD parameters; (ii) evaluating how FLI was incorporated in the collective ECL model; and (iii) checking the accuracy of the calculation of PDs, and a sample of LGDs. We evaluated whether, for a sample of corporate loans with ECL measured on a collective basis, Group policy was applied in the internal credit risk rating process.
(ii) Assessment of the measurement of fair value of certain level 3 derivatives and level 3 derivative-linked securities
As discussed in Notes 3.3.2 and 6.1.2 to the consolidated financial statements, as of December 31, 2021 the Group has level 3 derivative assets and liabilities of KRW 210,005 million and KRW 174,600 million, respectively, level 3 debt securities at fair value through profit or loss of KRW 11,555,588 million and level 3 financial liabilities designated at fair value through profit or loss of KRW 7,817,514 million, which include derivatives and derivative-linked securities measured using internally developed valuation models. Level 3 financial instruments are those for which the determination of the fair value requires the use of one or more significant inputs which are not based on observable market data. To measure the fair value of certain of these level 3 derivatives and derivative-linked securities, the Group uses internally developed valuation models, such as discounted cash flow models and option models, which use various inputs and assumptions depending on the nature of the financial instruments.
We identified the assessment of the measurement of fair value of the level 3 derivatives and the level 3 derivative-linked securities that are valued using internally developed valuation models as a critical audit matter. Subjective auditor judgment was required to evaluate the models used by the Group to estimate the fair value of these level 3 financial instruments. In addition, assessing the significant inputs to the models which were not directly observable in financial markets, such as volatility of underlying assets, correlations, regression coefficients and discount rates, required subjective auditor judgment.
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
April 27, 2022

Report of Independent Registered Public Accounting Firm
To the shareholders and board of directors of
KB Financial Group Inc.:
Opinion on the Financial Statements
We have audited the consolidated statement of comprehensive income, changes in equity and cash flows of KB Financial Group Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively reflect the International Financial Reporting Interpretation Committee (“IFRIC”) agenda decision regarding Attributing Retirement Benefit to Periods of Services in May 2021 described in Note 2.1.2. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively reflect the International Financial Reporting Interpretation Committee (“IFRIC”) agenda decision regarding Attributing Retirement Benefit to Periods of Services in May 2021 described in Note 2.1.2, present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board(the 2019 financial statements before the effects of the adjustments discussed in Note 2.1.2 are not presented herein).
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect International Financial Reporting Interpretation Committee (“IFRIC”) agenda decision regarding Attributing Retirement Benefit to Periods of Services in May 2021 described in Note 2.1.2 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.
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

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2020 AND 2021

	Dec. 31 2020		Dec. 31 2021		Dec. 31 2021
					Translation into U.S. dollars (Note 3)
	(In millions of Korean won)				(In thousands)
ASSETS
Cash and due from financial institutions	￦	25,608,842	￦	31,009,374	US$	26,157,211
Financial assets at fair value through profit or loss		61,035,455		66,005,815		55,677,617
Derivative financial assets		5,545,385		3,721,370		3,139,072
Loans measured at amortized cost		377,166,984		417,900,273		352,509,720
Financial investments		98,695,426		104,847,871		88,441,899
Investments in associates and joint ventures		771,435		448,718		378,505
Property and equipment		5,433,554		5,239,898		4,419,990
Investment property		2,533,539		2,514,944		2,121,420
Intangible assets		3,351,133		3,266,357		2,755,257
Net defined benefit assets		50,597		100,083		84,423
Current income tax assets		109,772		98,798		83,339
Deferred income tax assets		65,058		159,093		134,199
Assets held for sale		197,727		237,318		200,184
Assets of a disposal group held for sale		—		171,749		144,875
Other assets		30,155,037		28,174,173		23,765,646

Total assets		610,719,944		663,895,834		560,013,357

LIABILITIES
Financial liabilities at fair value through profit or loss		11,810,058		12,088,980		10,197,368
Derivative financial liabilities		5,222,897		3,682,258		3,106,080
Deposits		338,580,220		372,023,918		313,811,825
Borrowings		49,827,156		56,912,374		48,007,064
Debentures		62,760,687		67,430,188		56,879,113
Provisions		714,903		808,604		682,078
Net defined benefit liabilities		239,567		225,521		190,233
Current income tax liabilities		764,981		662,672		558,981
Deferred income tax liabilities		1,177,799		1,470,981		1,240,811
Insurance liabilities		54,415,296		57,165,936		48,220,950
Other liabilities		41,804,023		43,130,482		36,381,680

Total liabilities		567,317,587		615,601,914		519,276,183

TOTAL EQUITY
Share capital		2,090,558		2,090,558		1,763,440
Hybrid securities		1,695,988		2,838,221		2,394,113
Capital surplus		16,723,589		16,940,231		14,289,524
Accumulated other comprehensive income		630,011		1,047,274		883,403
Accumulated other comprehensive income relating to assets of a disposal group held for sale		—		7,671		6,471
Retained earnings		22,540,616		25,672,815		21,655,685
Treasury shares		(1,136,188)		(1,136,188)		(958,404)

Equity attributable to shareholders of the Parent Company		42,544,574		47,460,582		40,034,232
Non-controlling interests		857,783		833,338		702,942

Total equity		43,402,357		48,293,920		40,737,174

Total liabilities and equity	￦	610,719,944	￦	663,895,834	US$	560,013,357

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED December 31, 2019, 2020 and 2021

	2019		2020		2021		2021
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Interest income	￦	14,639,187	￦	14,485,747	￦	15,210,878	US$	12,830,770
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		13,935,124		13,826,382		14,620,490		12,332,762
Interest income from financial instruments at fair value through profit or loss		704,063		659,365		590,388		498,008
Interest expense		(5,442,400)		(4,763,473)		(3,981,306)		(3,358,335)

Net interest income		9,196,787		9,722,274		11,229,572		9,472,435

Fee and commission income		3,879,247		4,527,024		5,323,606		4,490,600
Fee and commission expense		(1,524,243)		(1,568,085)		(1,698,023)		(1,432,327)

Net fee and commission income		2,355,004		2,958,939		3,625,583		3,058,273

Insurance income		12,317,182		14,386,640		16,107,858		13,587,396
Insurance expense		(12,017,670)		(14,086,647)		(15,551,147)		(13,117,796)

Net insurance income		299,512		299,993		556,711		469,600

Net gains on financial instruments at fair value through profit or loss before applying overlay approach		912,187		1,221,610		1,160,981		979,318
Losses on overlay adjustments		(268,315)		(210,244)		(165,677)		(139,753)

Net gains on financial instruments at fair value through profit or loss		643,872		1,011,366		995,304		839,565

Net other operating expenses		(1,063,324)		(1,499,930)		(1,923,567)		(1,622,579)

General and administrative expenses		(6,271,805)		(6,814,812)		(7,200,853)		(6,074,106)

Operating income before provision for credit losses		5,160,046		5,677,830		7,282,750		6,143,188

Provision for credit losses		(670,185)		(1,043,498)		(1,185,133)		(999,691)

Net operating income		4,489,861		4,634,332		6,097,617		5,143,497

Share of profit (loss) of associates and joint ventures		16,451		(43,750)		93,526		78,892
Net other non-operating income (expenses)		26,886		189,390		(109,537)		(92,397)

Net non-operating income (expenses)		43,337		145,640		(16,011)		(13,505)

Profit before income tax expense		4,533,198		4,779,972		6,081,606		5,129,992

Income tax expense		(1,220,570)		(1,264,394)		(1,697,225)		(1,431,653)

Profit for the year	￦	3,312,628	￦	3,515,578	￦	4,384,381	US$	3,698,339

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)
FOR THE YEARS ENDED December 31, 2019, 2020 and 2021

	2019		2020		2021			2021
								Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)							(In thousands, except per share amounts)
Items that will not be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	￦	(54,523)	￦	(13,434)	￦	(45,510)	US$	(38,389)
Share of other comprehensive income (loss) of associates and joint ventures		(105)		(1)		51		43
Gains (losses) on equity securities at fair value through other comprehensive income		(17,329)		822,140		903,398		762,040
Fair value changes on financial liabilities designated at fair value through profit or loss due to own credit risk		(11,372)		8,819		13,715		11,569

		(83,329)		817,524		871,654		735,263

Items that may be reclassified subsequently to profit or loss
Currency translation differences		37,861		(187,283)		255,907		215,864
Gains (losses) on debt securities at fair value through other comprehensive income		35,490		(356,572)		(924,698)		(780,007)
Shares of other comprehensive income (loss) of associates and joint ventures		7,800		(6,846)		498		420
Gains (losses) on cash flow hedging instruments		(33,182)		(1,264)		20,864		17,599
Gains (losses) on hedging instruments of net investments in foreign operations		(8,900)		64,269		(57,935)		(48,870)
Other comprehensive income (loss) arising from separate account		3,364		(9,683)		(63,814)		(53,829)
Gains on overlay adjustment		194,223		152,125		120,282		101,461

		236,656		(345,254)		(648,896)		(547,362)

Other comprehensive income for the year, net of tax		153,327		472,270		222,758		187,901

Total comprehensive income for the year		3,465,955		3,987,848		4,607,139		3,886,240

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)
FOR THE YEARS ENDED December 31, 2019, 2020 and 2021

	2019		2020		2021		2021
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Profit attributable to:
Shareholders of the Parent Company		3,311,257		3,468,448		4,409,543		3,719,564
Non-controlling interests		1,371		47,130		(25,162)		(21,225)

		3,312,628		3,515,578		4,384,381		3,698,339

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		3,464,300		3,966,361		4,610,549		3,889,117
Non-controlling interests		1,655		21,487		(3,410)		(2,877)

	￦	3,465,955	￦	3,987,848	￦	4,607,139	US$	3,886,240

Earnings per share
Basic earnings per share	￦	8,449	￦	8,843	￦	11,134	US$	9.39
Diluted earnings per share		8,387		8,730		10,890		9.19
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED December 31, 2019, 2020 and 2021

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2019	￦	2,090,558	￦	—	￦	17,121,660	￦	177,806	￦	17,282,441	￦	(968,549)	￦	9,111	￦	35,713,027

Effect of accounting policy change		—		—		—		19,419		10,499		—		—		29,918
Restated balance after accounting policy change		2,090,558		—		17,121,660		197,225		17,292,940		(968,549)		9,111		35,742,945
Comprehensive income for the year
Profit for the year		—		—		—		—		3,311,257		—		1,371		3,312,628
Remeasurements of net defined benefit liabilities		—		—		—		(54,523)		—		—		—		(54,523)
Currency translation differences		—		—		—		37,577		—		—		284		37,861
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		36,637		(18,476)		—		—		18,161
Share of other comprehensive income of associates and joint ventures		—		—		—		7,695		—		—		—		7,695
Losses on cash flow hedging instruments		—		—		—		(33,182)		—		—		—		(33,182)
Losses on hedging instruments of net investments in foreign operations		—		—		—		(8,900)		—		—		—		(8,900)
Other comprehensive income arising from separate account		—		—		—		3,364		—		—		—		3,364
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(11,372)		—		—		—		(11,372)
Gains on overlay adjustments		—		—		—		194,223		—		—		—		194,223

Total comprehensive income for the year		—		—		—		171,519		3,292,781		—		1,655		3,465,955
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(759,736)		—		—		(759,736)
Acquisition and retirement of treasury shares		—		—		—		—		(100,000)		(167,639)		—		(267,639)
Issuance of hybrid securities		—		399,205		—		—		—		—		574,580		973,785
Dividends on hybrid securities		—		—		—		—		(6,513)		—		—		(6,513)
Others		—		—		1,117		—		—		—		61		1,178

Total transactions with shareholders		—		399,205		1,117		—		(866,249)		(167,639)		574,641		(58,925)
Balance as of December 31, 2019	￦	2,090,558	￦	399,205	￦	17,122,777	￦	368,744	￦	19,719,472	￦	(1,136,188)	￦	585,407	￦	39,149,975

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED December 31, 2019, 2020 and 2021

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2020	￦	2,090,558	￦	399,205	￦	17,122,777	￦	368,744	￦	19,719,472	￦	(1,136,188)	￦	585,407	￦	39,149,975

Comprehensive income for the year
Profit for the year		—		—		—		—		3,468,448		—		47,130		3,515,578
Remeasurements of net defined benefit liabilities		—		—		—		(13,145)		—		—		(289)		(13,434)
Currency translation differences		—		—		—		(162,906)		—		—		(24,377)		(187,283)
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		229,899		236,648		—		(979)		465,568
Share of other comprehensive loss of associates and joint ventures		—		—		—		(6,847)		—		—		—		(6,847)
Losses on cash flow hedging instruments		—		—		—		(1,264)		—		—		—		(1,264)
Gains on hedging instruments of net investments in foreign operations		—		—		—		64,269		—		—		—		64,269
Other comprehensive loss arising from separate account		—		—		—		(9,683)		—		—		—		(9,683)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		8,819		—		—		—		8,819
Gains on overlay adjustments		—		—		—		152,125		—		—		—		152,125

Total comprehensive income for the year		—		—		—		261,267		3,705,096		—		21,485		3,987,848
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(861,092)		—		—		(861,092)
Issuance of hybrid securities		—		1,296,783		—		—		—		—		—		1,296,783
Dividends on hybrid securities		—		—		—		—		(22,860)		—		(25,658)		(48,518)
Non-controlling interests changes in business combination		—		—		—		—		—		—		247,008		247,008
Others		—		—		(399,188)		—		—		—		29,541		(369,647)

Total transactions with shareholders		—		1,296,783		(399,188)		—		(883,952)		—		250,891		264,534
Balance as of December 31, 2020	￦	2,090,558	￦	1,695,988	￦	16,723,589	￦	630,011	￦	22,540,616	￦	(1,136,188)	￦	857,783	￦	43,402,357

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED December 31, 2019, 2020 and 2021

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2021	￦	2,090,558	￦	1,695,988	￦	16,723,589	￦	630,011	￦	—	￦	22,540,616	￦	(1,136,188)	￦	857,783	￦	43,402,357

Comprehensive income for the year
Profit for the year		—		—		—		—		—		4,409,543		—		(25,162)		4,384,381
Remeasurements of net defined benefit liabilities		—		—		—		(45,742)		—		—		—		232		(45,510)
Currency translation differences		—		—		—		241,273		—		—		—		14,634		255,907
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		201,697		—		(223,928)		—		931		(21,300)
Share of other comprehensive income of associates and joint ventures		—		—		—		549		—		—		—		—		549
Gains on cash flow hedging instruments		—		—		—		20,864		—		—		—		—		20,864
Losses on hedging instruments of net investments in foreign operations		—		—		—		(57,935)		—		—		—		—		(57,935)
Other comprehensive loss arising from separate account		—		—		—		(63,814)		—		—		—		—		(63,814)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		13,715		—		—		—		—		13,715
Gains on overlay adjustments		—		—		—		120,282		—		—		—		—		120,282
Transfer within equity		—		—		—		(7,671)		7,671		—		—		—		—

Total comprehensive income for the year		—		—		—		423,218		7,671		4,185,615		—		(9,365)		4,607,139
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(689,653)		—		—		(689,653)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(292,226)		—		—		(292,226)
Issuance of hybrid securities		—		1,142,233		—		—		—		—		—		—		1,142,233
Dividends on hybrid securities		—		—		—		—		—		(71,537)		—		(24,145)		(95,682)
Non-controlling interests changes in business combination		—		—		—		—		—		—		—		1,994		1,994
Transactions with non-controlling interests		—		—		216,853		(5,955)		—		—		—		(18,306)		192,592
Others		—		—		(211)		—		—		—		—		25,377		25,166

Total transactions with shareholders		—		1,142,233		216,642		(5,955)		—		(1,053,416)		—		(15,080)		284,424
Balance as of December 31, 2021	￦	2,090,558	￦	2,838,221	￦	16,940,231	￦	1,047,274	￦	7,671	￦	25,672,815	￦	(1,136,188)	￦	833,338	￦	48,293,920

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED December 31, 2019, 2020 and 2021

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	Translation into U.S. dollars (Note 3) (In thousands)
Balance as of January 1, 2021	US$	1,763,440	US$	1,430,610	US$	14,106,781	US$	531,431	US$	—	US$	19,013,594	US$	(958,404)	US$	723,562	US$	36,611,014

Comprehensive income for the year
Profit for the year		—		—		—		—		—		3,719,564		—		(21,225)		3,698,339
Remeasurements of net defined benefit liabilities		—		—		—		(38,585)		—		—		—		196		(38,389)
Currency translation differences		—		—		—		203,520		—		—		—		12,344		215,864
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		170,137		—		(188,889)		—		785		(17,967)
Share of other comprehensive income of associates and joint ventures		—		—		—		463		—		—		—		—		463
Gains on cash flow hedging instruments		—		—		—		17,599		—		—		—		—		17,599
Losses on hedging instruments of net investments in foreign operations		—		—		—		(48,870)		—		—		—		—		(48,870)
Other comprehensive loss arising from separate account		—		—		—		(53,829)		—		—		—		—		(53,829)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		11,569		—		—		—		—		11,569
Gains on overlay adjustments		—		—		—		101,461		—		—		—		—		101,461
Transfer within equity		—		—		—		(6,471)		6,471		—		—		—		—

Total comprehensive income for the year		—		—		—		356,994		6,471		3,530,675		—		(7,900)		3,886,240
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(581,740)		—		—		(581,740)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(246,500)		—		—		(246,500)
Issuance of hybrid securities		—		963,503		—		—		—		—		—		—		963,503
Dividends on hybrid securities		—		—		—		—		—		(60,344)		—		(20,367)		(80,711)
Non-controlling interests changes in business combination		—		—		—		—		—		—		—		1,682		1,682
Transactions with non-controlling interests		—		—		182,921		(5,022)		—		—		—		(15,441)		162,458
Others		—		—		(178)		—		—		—		—		21,406		21,228

Total transactions with shareholders		—		963,503		182,743		(5,022)		—		(888,584)		—		(12,720)		239,920
Balance as of December 31, 2021	US$	1,763,440	US$	2,394,113	US$	14,289,524	US$	883,403	US$	6,471	US$	21,655,685	US$	(958,404)	US$	702,942	US$	40,737,174

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED December 31, 2019, 2020 and 2021

	2019		2020		2021		2021
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from operating activities:
Profit for the year	￦	3,312,628	￦	3,515,578	￦	4,384,381	US$	3,698,339

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss		(438,567)		(566,447)		(274,515)		(231,561)
Net losses (gains) on derivative financial instruments for hedging purposes		(3,835)		(52,696)		213,996		180,511
Adjustment of fair value of derivative financial instruments		282		(3,198)		—		—
Provision for credit losses		670,185		1,043,498		1,185,133		999,691
Net losses (gains) on financial investments		(206,192)		(278,805)		97,813		82,508
Share of loss (profit) of associates and joint ventures		(16,451)		43,750		(93,526)		(78,892)
Depreciation and amortization expense		784,431		874,911		850,614		717,515
Depreciation and amortization expense on VOBA		192,459		173,866		156,074		131,653
Other net losses (gains) on property and equipment/intangible assets		(33,238)		(124,218)		1,974		1,665
Share-based payments		49,418		49,364		101,935		85,985
Provision for policy reserves		1,546,271		2,709,818		2,761,135		2,329,089
Post-employment benefits		232,701		235,231		237,315		200,181
Net interest income		313,550		458,210		256,736		216,564
Gains on foreign currency translation		(74,488)		(116,786)		(665,282)		(561,183)
Gain on a bargain purchase		—		(145,067)		(288)		(243)
Other expenses		390,074		524,742		721,459		608,569

		3,406,600		4,826,173		5,550,573		4,682,052

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(916,415)		(7,139,647)		(6,149,781)		(5,187,500)
Derivative financial instruments		(644,342)		(38,376)		39,343		33,187
Loans measured at fair value through other comprehensive income		15,536		81,803		(24,618)		(20,766)
Loans measured at amortized cost		(21,681,258)		(31,126,636)		(41,457,544)		(34,970,514)
Current income tax assets		(9,091)		(54,539)		10,581		8,925
Deferred income tax assets		803		(15,108)		(92,967)		(78,420)
Other assets		(3,668,385)		(9,126,046)		(3,724,562)		(3,141,764)
Financial liabilities at fair value through profit or loss		(77,231)		(3,247,108)		759,989		641,071
Deposits		28,480,993		27,381,662		32,497,922		27,412,840
Current income tax liabilities		(266,204)		323,313		(102,273)		(86,270)
Deferred income tax liabilities		234,992		(125,066)		294,130		248,106
Other liabilities		1,212,080		3,216,600		1,314,561		1,108,866

		2,681,478		(19,869,148)		(16,635,219)		(14,032,239)

Net cash inflow (outflow) from operating activities	￦	9,400,706	￦	(11,540,694)	￦	(6,700,265)	US$	(5,651,848)

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED December 31, 2019, 2020 and 2021

	2019		2020		2021		2021
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from investing activities:
Net cash flows from derivative financial instruments for hedging purposes	￦	(206,680)	￦	(64,177)	￦	427	US$	360
Disposal of financial asset at fair value through profit or loss		11,364,615		14,169,758		13,788,604		11,631,045
Acquisition of financial asset at fair value through profit or loss		(12,359,886)		(13,923,371)		(12,298,792)		(10,374,350)
Disposal of financial investments		69,489,132		83,143,443		50,825,909		42,872,973
Acquisition of financial investments		(79,083,472)		(92,206,817)		(56,633,996)		(47,772,245)
Disposal of investments in associates and joint ventures		26,185		210,266		678,636		572,447
Acquisition of investments in associates and joint ventures		(92,200)		(515,342)		(261,881)		(220,903)
Disposal of property and equipment		12,786		6,465		7,016		5,918
Acquisition of property and equipment		(608,736)		(424,862)		(286,613)		(241,765)
Disposal of investment property		94,207		646,263		177,033		149,332
Acquisition of investment property		(806,088)		(53,196)		(118,961)		(100,347)
Disposal of intangible assets		14,694		14,303		8,203		6,919
Acquisition of intangible assets		(333,557)		(182,859)		(191,696)		(161,701)
Net cash flows from changes in ownership of subsidiaries		91,592		(1,951,245)		374,992		316,316
Others		62,984		142,961		75,105		63,353

Net cash outflow from investing activities		(12,334,424)		(10,988,410)		(3,856,014)		(3,252,648)

Cash flows from financing activities:
Net cash flows from derivative financial instruments for hedging purposes		(28,631)		(16,202)		5,870		4,952
Net increase in borrowings		5,027,313		10,683,659		7,321,582		6,175,944
Increase in debentures		93,655,747		119,705,016		121,767,039		102,713,656
Decrease in debentures		(96,145,669)		(107,760,800)		(117,509,585)		(99,122,383)
Increase (decrease) in other payables to trust accounts		(68,648)		2,326,495		(509,106)		(429,444)
Dividends paid to shareholders of the Parent Company		(759,736)		(861,092)		(981,879)		(828,240)
Dividends paid on hybrid securities		(6,513)		(22,860)		(71,537)		(60,344)
Acquisition of treasury shares		(274,317)		—		—		—
Issuance of hybrid securities		399,205		1,296,783		1,142,233		963,503
Increase (decrease) in non-controlling interests		574,580		(25,658)		(24,145)		(20,367)
Redemption of principal elements of lease payments		(229,750)		(235,498)		(253,248)		(213,621)
Others		134,027		172,433		(65,826)		(55,526)

Net cash inflow from financing activities		2,277,608		25,262,276		10,821,398		9,128,130

Effect of exchange rate changes on cash and cash equivalents		137,019		(171,805)		158,249		133,488

Net increase (decrease) in cash and cash equivalents		(519,091)		2,561,367		423,368		357,122
Cash and cash equivalents at the beginning of the year		6,642,816		6,123,725		8,685,092		7,326,100

Cash and cash equivalents at the end of the year	￦	6,123,725	￦	8,685,092	￦	9,108,460	US$	7,683,222

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

1. The Parent Company
KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations. The Parent Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The Parent Company’s headquarter is located at 26,
Gukjegeumyung-ro
8-gil,
Yeongdeungpo-gu,
Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd., which was classified as a subsidiary.
The Parent Company’s share capital as of December 31, 2021, is ￦ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.
2. Basis of Preparation
2.1 Application of IFRS
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”).
The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.
2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2021.

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

•
Amendments to IFRS No.9 Financial Instruments, IAS No.39 Financial Instruments: Recognition and Measurement, IFRS No.7 Financial Instruments: Disclosure, IFRS No.4 Insurance Contracts, and IFRS No.16 Leases – Interest Rate Benchmark Reform

In relation to interest rate benchmark reform, the amendments provide a practical expedient allowing entities to change the effective interest rate instead of changing the carrying amount and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. These amendments do not have a significant impact on the consolidated financial statements.
2.1.2 The Group has changed the following accounting policy for its annual reporting period commencing January 1, 2021.

•	IAS No.19 Employee Benefits – Attributing Retirement Benefit to Periods of Services
The Group maintains defined benefit plan which pays a lump sum retirement benefit to employees who retire at a specific age before the mandatory retirement age and meet required minimum service periods as of retirement date. For the periods prior to the year beginning on January 1, 2021, the Group attributed the retirement benefit of this plan from the date the employee starts working with the Group until the retirement date, regardless of minimum service periods. However, from 2021, the Group retrospectively applied the accounting policy in accordance with the International Financial Reporting Interpretation Committee (“IFRIC”) agenda decision in May 2021, which requires attribution of the retirement benefit over the minimum service periods just before the retirement date. The restated comparative consolidated financial statements reflect adjustments resulting from the retrospective application.
The effects of this change in accounting policy to the consolidated statements of financial position as of January 1, 2020, December 31, 2020 and 2021 and to the consolidated statements of comprehensive income for the years ended December 31, 2019, 2020 and 2021, are as follows:
2.1.2.1 Effects on consolidated statements of financial position

	January 1, 2020		December 31, 2020		December 31, 2021
	(In millions of Korean won)
Increase in net defined benefit assets	￦	25,019	￦	47,752	￦	46,420
Decrease in net defined benefit liabilities		17,258		8,659		—
Increase in deferred income tax liabilities		11,627		15,513		12,766
Increase in accumulated other comprehensive income		20,723		17,674		11,034
Increase in retained earnings		9,927		23,224		22,620

2.1.2.2 Effects on consolidated statements of comprehensive income
	2019		2020		2021
	(In millions of Korean won, except for per share amounts)
Increase (decrease) in general and administrative expenses	￦	788	￦	(18,340)	￦	833
Increase (decrease) in income tax expense		(217)		5,043		(229)
Increase (decrease) in other comprehensive income		1,304		(3,049)		(6,640)
Increase (decrease) in basic earnings per share		(2)		34		(2)
Increase (decrease) in diluted earnings per share		(2)		33		(2)
2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2021 reporting period and have not been adopted by the Group.

•	Amendments to IFRS No.16 Leases – COVID-19-Related Rent Concessions, etc. beyond June 30, 2021
The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the
COVID-19
pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendments should be applied for annual reporting periods beginning on or after April 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to IFRS No.3 Business Combination – Reference to the Conceptual Framework
The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS No.37
Provisions, Contingent Liabilities and Contingent Assets
, and IFRIC No.21
Levies
. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to IAS No.16 Property, Plant and Equipment – Proceeds Before Intended Use
The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. The amendments should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to IAS No.37 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract
The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to IAS No.1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current
The amendments clarify that liabilities are classified as either current or non-current,
depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Issuance of IFRS No.17 Insurance Contracts
(a) Major changes in accounting policy
IFRS No.17
 Insurance Contracts
 will replace IFRS No.4
 Insurance Contracts
. This standard requires an entity to estimate future cash flows of an insurance contract and measure insurance liabilities using discount rates applied with assumptions and risks at the measurement date and recognize insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual reporting period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income. This standard should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted for entities that applied IFRS No.9
 Financial Instruments
. The Group is scheduled to apply this standard for annual reporting period beginning on January 1, 2023. If the Group prepares consolidated financial statements by applying IFRS No.17, the following parts are expected to make significant differences with the current consolidated financial statements. It does not mean to include all differences that are arising in the future and can be changed based on the future additional analysis results.
(Measurement of Insurance liabilities, etc.)
Under IFRS No.17, the Group estimates all cash flows from insurance contracts and measures the insurance liabilities using discount rate that reflects assumptions and risks at the reporting date.
In details, the Group identifies a portfolio of insurance contracts that comprises contracts exposed to similar risks and managed together, then separates the contracts with similar profitability within the portfolio as groups of insurance contracts. The groups of insurance contracts are measured as the sum of the estimate of future cash flows (including cash flows related to policy loans and reflecting time value of money, etc.), risk adjustment, and the contractual service margin. With the adoption of IFRS No.17, account of the contractual service margin will be introduced, which means unearned profit that would be recognized by providing insurance service in the future.
Meanwhile, reinsurance contracts mean insurance contracts issued by a reinsurance company to compensate claims arising from original insurance contracts issued by other insurance companies. The groups of insurance contracts also apply assumptions consistent with the groups of original insurance contracts when estimating the present value of future cash flows for the groups of insurance contracts ceded.
(Recognition and measurement of financial performance)
Under IFRS No.17, the Group recognizes insurance revenue on an accrual basis for services (insurance coverage) provided to the policyholder by each annual reporting period, excluding investment component (refunds due to termination and maturity) to be paid to the policyholder regardless of the insured event. In addition, net insurance income and net investment income are presented separately to enable users of the information to understand the sources of net income.
The Group also includes the time value of money, financial risk and effects of their fluctuations related to the group of insurance contracts and the Group should select accounting policy whether the insurance finance income or expenses for the periods are divided to profit or loss, or other comprehensive income.
(Accounting policy for transition of insurance contracts)
Under transition requirements of IFRS No.17, the Group shall adjust the original cost-based measurement to current measurement by applying the fully retrospective approach, modified retrospective approach or fair value approach, for the group of insurance contracts issued before the transition date (the beginning of the annual reporting period immediately preceding initial application date of January 1, 2022).
In principle, the Group shall identify, recognize and measure each group of insurance contracts as if IFRS No.17 had always applied before the transition date. If this method is impracticable, the Group can apply the modified retrospective approach or the fair value approach. However, the fair value approach can be applied even though it is possible to apply the fully retrospective approach for the group of insurance contracts with direct participation features that meet specific requirements.

Meanwhile, the modified retrospective approach is a way to obtain results very close to the fully retrospective approach by using all reasonable and supportable information available without undue cost or effort. The fair value approach is a way to measure group of insurance contracts using fair value measurements based on IFRS No.13
Fair Value Measurements
. When applying the fair value approach, contractual service margin or loss component of the liability for remaining coverage at the transition date are measured as the difference between the fair value of a group of insurance contracts at that date and the fulfilment cash flows measured at that date.
Key changes in accounting policies expected by adopting IFRS No.17 are as follows:

	IFRS No.4	IFRS No.17
Insurance liability measurement	Measure at cost using the past information	Measure at current value using information at the reporting date

Need to choose transition method to adjust the existing group of insurance contracts to current measurement at the transition date (among the fully retrospective approach, modified retrospective approach or fair value approach)

Recognition of insurance revenue	Apply cash basis to recognize the received premium as insurance revenue	Recognize revenue by reflecting services provided to the policyholder by each annual reporting period (accrual basis)
	Include investment component, such as refunds due to termination and maturity, to insurance revenue	Exclude investment component (refunds due to termination and maturity) from insurance revenue Net insurance income and net investment income (financial income) are presented separately
Deferred acquisition cost	Recognize deferred acquisition cost as a separate asset	Do not recognize deferred acquisition cost as a separate asset
	Estimate insurance liability based on net insurance premium (excluding administration expenses)	Estimate insurance liability based on operating insurance premium (including administration expenses)
(b) Status of preparation for IFRS No.17 adoption
In order for the Group to smoothly adopt IFRS No.17, it is necessary to prepare a separate implementation department, implement an accounting system, train executives and employees, and analyze financial impact and etc.
Above all, for the adequacy of insurance liability evaluation, the stability of the accounting system and the conformity of system calculations must be secured, and accounting policies and actuarial assumptions must be established reasonably and applied consistently every period. For this, the Group needs to verify the system continually, and prepare various internal control procedures. In particular, the Group shall implement and comply with an internal control over financial reporting suitable for the changed accounting environment so that reliable accounting information can be prepared and disclosed after the adoption of the new accounting standard.
The adoption of IFRS No.17 will not only change accounting standard, but will also affect insurance product development, sales strategies, and long-term business strategies. Accordingly, it is necessary for the Group to re-establish
various business strategies after the adoption of the new accounting standard, provide continual training for related executives and employees and report preparations for adoption and future plans to management.

The detailed preparations for adoption and future plans are as follows:
(KB Insurance Co., Ltd.)

Key activity	Progress (at the reporting date)	Future plan
Implementation department	(Feb. 2017) Organize the implementation department of IFRS No.17	Continuous operation of the implementation department
(Apr. 2018) Expand the implementation department of IFRS No.17 (currently, total 14 personnel who are fully in charge of)
Implementation of accounting system	(Feb. 2017) Start implementation of the integrated actuarial system (Jun. 2018) Complete implementation of the system	Stabilization of the system (dual closing) Implementation of the internal control over financial reporting
(Sep. 2018) Start implementation of the accounting system (Nov. 2020) Complete implementation of the system
Currently, pilot operation
Training for executives and employees	Prepare and implement training for executives/head of departments and employees in related departments	Plan to expand training target
Reporting to management	Report implementation of the system, financial effects, etc.	Report issues in relation to the dual closing
(Prudential Life Insurance Company of Korea Ltd.)
Key activity	Progress (at the reporting date)	Future plan
Implementation department	(Apr. 2016) Organize the implementation department of IFRS No.17 (currently, total 10 personnel who are fully in charge of)	Continuous operation of the implementation department
Implementation of accounting system	(Nov. 2017) Start implementation of the integrated actuarial system (Nov. 2018) Complete implementation of the system	Advancement of the system (dual closing) Implementation of the internal control over financial reporting
(Nov. 2020) Start implementation of the accounting system (Dec. 2021) Complete implementation of the system
Training for executives and employees	Implement training for employees	Expansion of training target etc.
Reporting to management	Report the implementation of the system, financial effect of insurance supervisory accounting for adoption of IFRS No.17	Report issues in relation to dual closing

(KB Life Insurance Co., Ltd)

Key activity	Progress (at the reporting date)	Future plan
Implementation department	(Jul. 2018) Organize the responsive team for IFRS No.17 (Mar. 2019) Organize and operate TF for IFRS No.17	Progress works in relation to transition to new accounting standards Supplement personnel who are fully in charge of, etc.
Implementation of accounting system	(Mar. 2019) Start implementation of the accounting system (Dec. 2020) Complete implementation of the system Currently, pilot operation	Stabilization of the system (dual closing) Implementation of internal control over financial reporting
Training for executives and employees
Prepare and implement training for executives/head of departments and employees in related departments (total 20 trainings)
(Nov. 2020) Open online training
(Dec. 2021) Implement
non-face-to-face
training
Plan to increase training courses and expand training target
Reporting to management	Report implementation of the system, financial effects, etc.	Report issues in relation to the dual closing and financial effect
(c) Financial effect evaluation
As the adoption of IFRS No.17 changes the measurement method of insurance liability and insurance revenue recognition, financial volatility is expected to occur in the consolidated financial statements for 2023.
In 2021, the Group carried out continual system conformity verification and stabilization, and preparation for dual closing in 2022. Accordingly, in 2021, the preliminary and potential impact of the adoption of IFRS No.17 are disclosed, and detailed results of financial impact will be disclosed in the annual consolidated financial statements for 2022.
The Group is currently analyzing the impact of the measurement of insurance contract liabilities after the adoption of IFRS No.17 due to changes in the insurance liability measurement method and revenue recognition method.
As of December 31, 2021, the Group has a total insurance contract liabilities of ￦ 57,165,936 million, and savings type insurance accounts for 28% (￦ 4,467,242 million) of the total insurance premium income.

•	Amendments to IAS No.1 Presentation of Financial Statements – Accounting Policy Disclosure
The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2
 Making Materiality Judgements
was amended to explain and demonstrate how to apply the concept of materiality. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to IAS No.8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates
The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Amendments to IAS No.12 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Annual improvements to IFRS 2018-2020
Annual improvements of IFRS 2018-2020 Cycle should be applied for annual reporting periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	IFRS No.1 First-time Adoption of International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	IFRS No.9 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	IFRS No.16 Leases – Lease incentives

•	IAS No.41 Agricultur e – Measuring fair value
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
2.4 Critical Accounting Estimates
The Group applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the consolidated financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.
Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.
Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the consolidated financial statements are as follows:
2.4.1 Income taxes
As the income taxes on the Group’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

If a certain portion of the taxable income is not used for investments, wages, etc. in accordance with the Korean regulation called ‘Special Taxation for Facilitation of Investment and Mutually-beneficial Cooperation’, the Group is liable to pay additional income tax calculated based on the tax laws. Therefore, the effect of recirculation of corporate income should be reflected in current and deferred income tax. As the Group’s income tax is dependent on the actual investments, wages, etc. per each year, there are uncertainties in measuring the final tax effects during the period when the tax law is applied.
2.4.2 Fair value of financial instruments
The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.
As described in the significant accounting policies in Note 3.3 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.
2.4.3 Allowances and provisions for credit losses
The Group recognizes and measures allowances for credit losses of debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, and lease receivables. Also, the Group recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower subject to individual assessment of impairment, and upon assumptions and variables of model used in collective assessment of impairment and estimation of provisions for credit losses of acceptances and guarantees, and unused loan commitments.
2.4.4 Net defined benefit liability
The present value of the net defined benefit liability is affected by changes in the various factors determined by the actuarial method.
2.4.5 Impairment of goodwill
The recoverable amounts of cash-generating units are determined based on value-in-use
calculations to test whether impairment of goodwill has occurred.
2.4.6 Estimated claims for Incurred But Not Reported (“IBNR”)
An amount of IBNR is the total sum of estimated insurance claims that shall be paid for accidents that occurred but have not been reported to the Group and estimated insurance claims that shall be additionally paid upon resumption of payment claims. The Group calculates IBNR by applying statistical methods in risk units prescribed in Detailed Regulations on Supervision of Insurance Business, and records IBNR in reserve for outstanding claims of insurance liability. IBNR based on statistical methods requires significant accounting estimates in determining the application methodology for each accident year (PLDM, ILDM, BFM, and others) and determining the loss development factor.

2.4.7 Assessment of expected credit losses of financial instruments related to
COVID-19
The proliferation of
COVID-19
in 2021 negatively affected the global economy, despite various forms of government support policy. Accordingly, the Group was provided with various economic forecasting scenarios from KB Research, assuming macroeconomic changes due to the level of
COVID-19
pandemic. The Group reviewed the possibilities of each scenario comprehensively, updated the forward-looking information, and reflected its effect on expected credit losses through the statistical method. In addition, for financial assets in risky industries vulnerable to the impact of
COVID-19,
the Group measured expected credit losses using a conservative scenario comparing to the forecasted forward-looking information and reflected credit risk that will increase in the future, such as by expanding the scope of loans subject to lifetime expected credit losses
(non-impaired).
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
For the comparative purpose, certain information in the notes for the years ended December 31, 2019 and 2020 have been reclassified to conform to the presentation for the year ended December 31, 2021.
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
non-controlling
interests even if this results in the
non-controlling
interests having a deficit balance.
Transactions with
non-controlling
interests that do not result in loss of control are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). The difference between fair value of any consideration paid and carrying amount of the subsidiary’s net assets attributable to the additional interests acquired, is recorded in equity. Gains or losses on disposals to non-controlling
interests are also recorded in equity.
When the Group loses control, any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost, with the resulting difference recognized in profit or loss. This fair value will be the fair value on initial recognition of a financial asset in accordance with IFRS No.9 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture. In addition, all amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, amounts previously recognized in other comprehensive income are reclassified to profit or loss.
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
In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had directly disposed of the previously held equity interest.
The Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book value on the consolidated financial statements of the Group. In addition, the difference between (a) the sum of consolidated net book value of the assets and liabilities transferred and accumulated other comprehensive income and (b) the consideration paid, is recognized as capital surplus.
3.1.2 Associates and joint ventures
Associates are entities over which the Group has significant influence over the financial and operating policy decisions. Generally, if the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.
Joint ventures are investments in which the Group has joint control over economic activities pursuant to contractual arrangement. Decisions about strategic financial and operating policies require unanimous consent of the parties sharing control.
Investments in associates and joint ventures are initially recognized at cost and equity method is applied after initial recognition. The carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the Group’s share in associates. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.
If associates or joint ventures use accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates or joint ventures’ accounting policies conform to those of the Group when the associates or joint ventures’ financial statements are used by the Group in applying the equity method.
If the Group’s share of losses of associates and joint ventures equals or exceeds its interest in the associates (including long-term interests that, in substance, form part of the Group’s net investment in the associates), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying amount and recognizes the amount as non-operating
expenses in the consolidated statement of comprehensive income.
3.1.3 Structured entity
A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power over the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the substantive ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity, and the amount of exposure to variable returns.
3.1.4 Funds management
The Group manages and operates trust assets, collective investment, and other funds on behalf of investors. These trusts and funds are not consolidated, except for trusts and funds over which the Group has control.
3.1.5 Intragroup transactions
Intragroup balances, income, expenses, and any unrealized gains and losses resulting from intragroup transactions are eliminated in full, in preparing the consolidated financial statements. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.
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
Except for the exchange differences for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items are recognized in profit or loss. When a gain or loss on a non-monetary
item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income, conversely, when a gain or loss on a non-monetary
item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.
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
For financial reporting purpose, the Group classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.
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
3.3.2.2 Fair value
The Group uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.
If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.
The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter
(“OTC”) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Group uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.
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
spread, liquidity risk, and others.
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
The Group writes off a financial asset when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Group considers write-off
when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off
decision is made in accordance with internal regulations. After the write-off,
the Group can continue to collect the
written-off
loans according to the internal policy. Recovered amounts from financial assets previously written-off
are recognized in profit or loss.
3.3.3.2 Derecognition of financial liabilities
A financial liability is derecognized from the consolidated statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).
3.3.4 Offsetting
A financial asset and a financial liability are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Group and all of the counterparties.
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
The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.
After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.
3.5.2 Financial assets at fair value through other comprehensive income
The Group classifies below financial assets as financial assets at fair value through other comprehensive income:

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
After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.
When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.
A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.
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

3.6 Expected Credit Losses of Financial Assets (Debt Instruments)
The Group recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.
Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.
The approaches of measuring expected credit losses in accordance with IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below 2 approaches

•	Simplified approach: for trade receivables, contract assets, and lease receivables

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition
Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures loss allowances for that financial instrument at an amount equal to
12-month
expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Group measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.
The Group assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. Criterion of more than 30 days past due is applied to all subsidiaries, and other criteria are applied selectively considering specific indicators of each subsidiary or additionally considering specific indicators of each subsidiary. If the contractual cash flows of a financial asset have been renegotiated or modified, the Group assesses whether the credit risk has increased significantly using the same following criteria.

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.
Under simplified approach, the Group always measures loss allowances at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Group only recognizes the cumulative changes in lifetime expected credit losses since initial recognition as loss allowances at the end of the reporting period. In assessing credit impairment, the Group uses definition of default as in the new Basel Accord which rules calculation of Capital Adequacy Ratio.
The Group generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Refinancing and

•	Debt restructuring, etc.
3.6.1 Forward-looking information
The Group uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.
The Group assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses.
The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Rate of change of construction investment	(-)
Rate of change of housing transaction price index	(-)
Interest rate spread	(+)
Private consumption growth rate	(-)
Change of call rate compared to the previous year (%p)	(+)
Rate of change of household loan	(-)
Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Group for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.
In order to reflect additional credit risk for financial assets whose industries are highly affected by
COVID-19,
the Group measures expected credit losses using a conservative scenario compared to the forecasted forward-looking information.
3.6.2 Measuring expected credit losses on financial assets at amortized cost
The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Group estimates expected future cash flows for financial assets that are individually significant. The Group selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) among financial assets with the credit risk has increased significantly or credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).
3.6.2.1 Individual assessment of impairment
Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Group uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.
3.6.2.2 Collective assessment of impairment
Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Group applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.
The lifetime expected credit losses are measured by applying the PD to the carrying amount calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date and the LGD adjusted to reflect changes in the carrying amount.
3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income
The Group measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.
3.7 Derivative Financial Instruments
The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps, and others for trading purposes or to manage its interest rate risk, currency risk, and others. The Group’s derivative financial instruments business focuses on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.
The Group designates certain derivative financial instruments as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates certain derivative and non-derivative
financial instruments as hedging instruments to hedge the currency risk of the net investment in a foreign operation (hedge of net investment).
At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Group will assess the hedging instrument’s effectiveness in offsetting the changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivative financial instruments are initially recognized at fair value. After initial recognition, derivative financial instruments are measured at fair value, and changes therein are accounted for as described below.
3.7.1 Derivative financial instruments held for trading
All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.
3.7.2 Derivative financial instruments for fair value hedges
If derivative financial instruments are designated and qualify for fair value hedges, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income or expenses. If the hedged items are equity instruments for which the Group has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.
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
3.7.3 Derivative financial instruments for cash flow hedges
The effective portion of changes in fair value of derivative financial instruments that are designated and qualify for cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expenses. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.
3.7.4 Derivative and
non-derivative
financial instruments designated for net investments hedges
If derivative and
non-derivative
financial instruments are designated and qualify for the net investment hedge, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss as other operating income or expenses. The cumulative gains or losses on the hedging instrument relating to the effective portion of the hedge that have been accumulated in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

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
3.7.6 Day one gains or losses
If the Group uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income or expenses.
3.8 Property and Equipment
3.8.1 Recognition and measurement
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
Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.
The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings	Straight-line	20~40 years
Leasehold improvements	Declining-balance/ Straight-line	4~15 years
Equipment and vehicles	Declining-balance/ Straight-line	3~15 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end
and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.
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
The depreciation method and estimated useful life of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful life
Buildings	Straight-line	20~40 years
The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end
and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.
3.10 Intangible Assets
Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.
Intangible assets, except for goodwill and membership rights, are amortized using the straight-line or declining-balance method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	3 ~ 19 years
Software	Straight-line	3 ~ 5 years
Value of business acquired	Declining-balance	30, 60 years
Others	Straight-line / Declining-balance	1 ~ 13 years
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
3.10.1 Value of business acquired (“VOBA”)
In the case of acquisition of insurance company, the Group recognizes the difference amount as VOBA in intangible assets, if the fair value of the acquired insurance liability is less than the carrying amount based on the acquiree’s accounting policy. In the opposite case, the difference amount is recognized as negative VOBA and included in premium reserve. VOBA is an estimated present value of profits inherent in the future cash flow of insurance contracts at the acquisition date. VOBA is amortized over the above estimated useful life using declining balance method, and the amortization is recognized as insurance expense.
3.10.2 Goodwill
3.10.2.1 Recognition and measurement
Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Group’s previous accounting policy, prior to the transition to IFRS.
Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, the difference is recognized in profit or loss.
For each business combination, the Group decides at the acquisition date whether the non-controlling
interests in the acquiree are initially measured at fair value or at the non-controlling
interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.
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
3.10.3 Subsequent expenditures
Subsequent expenditures are capitalized only when they enhance values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.
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
The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax
rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.
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

In relation to securities lending or borrowing transactions, when the Group borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance
sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized in profit or loss.
In addition, the change in fair value of the financial liability designated at fair value through profit or loss that is attributable to change in the credit risk of that liability, the Group presents this change in other comprehensive income, and does not recycle this to profit or loss in accordance with IFRS No.9. However, if this treatment creates or enlarges an accounting mismatch, the Group recognizes this change in profit or loss.
3.13.2 Other financial liabilities
Non-derivative
financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures, and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.
When an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowings. The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expires).
3.14 Insurance Contracts
KB Insurance Co., Ltd., KB Life Insurance Co., Ltd., and Prudential Life Insurance Company of Korea Ltd., the subsidiaries of the Group, issue insurance contracts.
Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of IFRS No.9
Financial Instruments
to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has a DPF, the contract is subject to IFRS No.4
Insurance Contracts
. The Group recognizes assets and liabilities relating to insurance contracts as other assets and insurance liabilities in the consolidated statement of financial position, and income and expense relating to insurance contracts as insurance income and expenses in the consolidated statement of comprehensive income, respectively.
3.14.1 Insurance premiums
The Group recognizes collected premiums as revenue on the due date of collection of premiums from insurance contracts and the collected premium which is not earned at the end of the reporting period is recognized as unearned premium.

3.14.2 Insurance liabilities
The Group recognizes a liability for future claims, refunds, dividends to policyholders, and related expenses as follows:
3.14.2.1 Premium reserve
The Group accumulates the amount calculated based on the net insurance premium already received for future claim payments for insurance contracts maintained at the end of the reporting period. It is calculated as the greater of the amount using standard interest rate and standard risk ratio defined by director of the Financial Supervisory Services and the amount using the basic ratios that have been used in premium calculation.
3.14.2.2 Reserve for outstanding claims
When the insured event has occurred before the end of the reporting period, but the claim amount is not confirmed, reserve for outstanding claims is calculated based on the estimated amount to be paid.
3.14.2.3 Unearned premium reserve
Unearned premium reserve is the premium which is to be allocated to the following period among the premium which is due before the end of the reporting period.
3.14.2.4 Reserve for dividend to policyholders
Reserve for dividend to policyholders including dividend of interest rate differential, rate of risk differential, and business expenses differential is recognized for the purpose of provisioning for policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.
3.14.3 Liability adequacy test (“LAT”)
The Group conducts a liability adequacy test for all contracts to which IFRS No.4
Insurance Contracts
apply, in consideration of current estimates of all cash inflows and cash outflows from the insurance contracts at the end of the reporting period including options, guarantees, claims handling costs, and policy loans. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in the light of the estimated future cash flows, the entire deficiency is recognized in profit or loss.
Future cash flows from long-term insurance are discounted at interest rate scenario, which is a risk-free rate scenario adjusted by liquidity premium, whereas future cash flows from general insurance are not discounted to present value. In the case of insurance premium and unearned premium reserve, all future cash flows such as payment of claims, administration expenses, and premium received from policyholders are considered for the liability adequacy test. And in the case of reserve for outstanding claims, the adequacy of individually estimated claims is evaluated by applying models among various statistical methods that are considered appropriate for claim development trend.
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

3.15 Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.
Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, PD, and LGD.
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
3.16 Financial Guarantee Contracts
Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.
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
3.17.2 Hybrid securities
The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments. However, hybrid securities issued by subsidiaries are classified as non-controlling
interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling
interests.
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
3.17.4 Compound financial instruments
A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.
3.18 Revenue Recognition
The Group recognizes revenues in accordance with the following steps determined in accordance with IFRS No.15
Revenue from Contracts with Customers
.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.
3.18.1 Interest income and expense
Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the consolidated statement of comprehensive income using the effective interest method in accordance with IFRS No.9
Financial Instruments
. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.
The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Group estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss.
Interest income on debt securities at fair value through profit or loss is also classified as interest income in the consolidated statement of comprehensive income.
3.18.2 Fee and commission income
The Group recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.
3.18.2.1 Fees that are an integral part of the effective interest of a financial instrument
Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.
3.18.2.2 Fees related to performance obligations satisfied over time
If the control of a good or service is transferred over time, the Group recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.
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
If the Group arranges a syndicated loan but does not participate in the syndicated loan or participates in the syndicated loan with the same effective profit as other participants, a syndication arrangement fee is recognized as revenue at the completion of the syndication service.
3.18.3 Net gains or losses on financial instruments at fair value through profit or loss
Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.18.4 Dividend income
Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.
3.19 Employee Compensation and Benefits
3.19.1 Post-employment benefits
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
When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
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
3.19.3 Share-based payment
The Group provides its executives and employees with stock grants, mileage stock, and long-term share-based payments programs. When stock grants are exercised, the Group can either select to distribute newly issued shares or treasury shares or compensate in cash based on the share price. When mileage stock and long-term share-based payments are exercised, the Group pays the amount equivalent to share price of KB Financial Group Inc. in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Group determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash. Therefore, the Group measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stock and long-term share-based payments program, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expense and accrued expenses at the time of vesting.
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
3.20 Income Tax Expense
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
3.20.1 Current income tax
Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.
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

The Group recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.
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
3.20.3 Uncertain tax positions
Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements in accordance with IAS No.12 and IFRIC No.23. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with IAS No.37.
3.21 Earnings per Share
The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the Parent Company and presents them in the consolidated statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by adjusting the profit or loss attributable to ordinary equity holders of the Parent Company and weighted average number of shares outstanding, taking into account all potential dilution effects, such as exchangeable bonds and share-based payments given to employees.
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
Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease
The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use
asset in a similar economic environment.
Right-of-use
assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs
However, the Group can elect not to apply the requirements of IFRS No.16 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under USD 5,000).
The
right-of-use
asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use
asset or the end of the lease term.
For sale and leaseback transactions, the Group applies the requirements of IFRS No.15
Revenue from Contracts with
Customers
, to determine whether the transfer of an asset is accounted for as a sale of that asset.
3.23 Operating Segments
The Group identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
Segment information includes items which are directly attributable and can be allocated to the segment on a reasonable basis.
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
3.25 United States dollar amounts
The Group operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of ￦1,185.50 to U.S. $1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 2021. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.
4. Financial Risk Management
4.1 Summary
4.1.1 Overview of financial risk management policy
The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.
This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.
The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, and reputation risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

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
4.1.2.3 Risk Management Department
The Risk Management Department performs the Group’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.
4.2 Credit Risk
4.2.1 Overview of credit risk
Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Group manages all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors in an integrated way.
4.2.2 Credit risk management
The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance
and
off-balance
assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.
In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.
All of the Kookmin Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a comprehensive internal credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial
information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.
The credit rating, once assigned, serves as the fundamental instrument in Kookmin Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, Kookmin Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

KB Kookmin Card Co., Ltd.’s credit scoring system is divided into Application Scoring System (“ASS”) and Behavior Scoring System (“BSS”). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the ASS credit rating is above the standard. KB Kookmin Card Co., Ltd.’s internal information, external information from the credit bureau company and others, and personal information on the application are used to calculate the ASS credit rating. The BSS, which is recalculated on a weekly basis, predicts the delinquency probability of cardholders, and utilizes it to monitor cardholders and portfolio risk.
In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group of Kookmin Bank, a subsidiary, is in charge of loan policy, loan system, credit rating, credit analysis, follow-up
management, and corporate restructuring. The Risk Management Group of Kookmin Bank is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.
4.2.3 Maximum exposure to credit risk
The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Financial assets
Due from financial institutions measured at amortized cost*	￦	22,720,091	￦	28,362,387
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		100,094		200,742
Securities measured at fair value through profit or loss		58,415,100		63,002,692
Loans measured at fair value through profit or loss		337,983		269,296
Financial instruments indexed to the price of gold		89,965		113,622
Derivatives		5,545,385		3,721,370
Loans measured at amortized cost*		377,166,984		417,900,273
Financial investments:
Securities measured at fair value through other comprehensive income		58,456,889		56,259,511
Securities measured at amortized cost*		36,870,229		44,471,628
Loans measured at fair value through other comprehensive income		293,409		313,604
Other financial assets*		14,167,689		10,755,350

		574,163,818		625,370,475

Off-balance sheet items
Acceptances and guarantees contracts		8,548,928		10,199,689
Financial guarantee contracts		4,964,468		6,892,464
Commitments		159,133,983		170,218,143

		172,647,379		187,310,296

	￦	746,811,197	￦	812,680,771

*	After netting of allowance
4.2.4 Credit risk of loans
The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated financial statements.
4.2.4.1 Credit risk exposure
Credit qualities of loans as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Loans measured at amortized cost*
Corporate
Grade 1	￦	93,033,311	￦	4,646,801	￦	7,042	￦	—	￦	97,687,154
Grade 2		61,701,031		7,060,916		7,817		—		68,769,764
Grade 3		2,702,369		2,507,455		3,055		—		5,212,879
Grade 4		611,743		1,085,704		8,562		—		1,706,009
Grade 5		18,792		394,935		2,162,732		—		2,576,459

		158,067,246		15,695,811		2,189,208		—		175,952,265

Retail
Grade 1		163,261,012		3,536,290		6,789		—		166,804,091
Grade 2		8,828,445		4,197,409		34,896		—		13,060,750
Grade 3		2,519,004		1,322,878		9,012		—		3,850,894
Grade 4		225,262		402,881		8,352		—		636,495
Grade 5		39,466		636,361		672,397		—		1,348,224

		174,873,189		10,095,819		731,446		—		185,700,454

Credit card
Grade 1		8,210,540		412,555		—		—		8,623,095
Grade 2		5,831,625		708,405		—		—		6,540,030
Grade 3		1,526,382		1,216,434		—		—		2,742,816
Grade 4		16,978		247,241		—		—		264,219
Grade 5		2,101		118,907		506,462		—		627,470

		15,587,626		2,703,542		506,462		—		18,797,630

		348,528,061		28,495,172		3,427,116		—		380,450,349

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		235,469		—		—		—		235,469
Grade 2		57,940		—		—		—		57,940
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		293,409		—		—		—		293,409

		293,409		—		—		—		293,409

	￦	348,821,470	￦	28,495,172	￦	3,427,116	￦	—	￦	380,743,758

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Loans measured at amortized cost*
Corporate
Grade 1	￦	111,284,284	￦	5,345,956	￦	3,705	￦	—	￦	116,633,945
Grade 2		68,050,042		7,847,126		4,338		—		75,901,506
Grade 3		5,323,745		2,850,266		2,949		—		8,176,960
Grade 4		586,857		1,037,461		7,570		—		1,631,888
Grade 5		12,877		352,046		2,143,708		—		2,508,631

		185,257,805		17,432,855		2,162,270		—		204,852,930

Retail
Grade 1		170,810,128		4,593,302		11,609		—		175,415,039
Grade 2		9,093,868		4,209,451		35,097		—		13,338,416
Grade 3		3,410,624		1,414,439		23,467		—		4,848,530
Grade 4		235,150		400,029		17,998		—		653,177
Grade 5		495,987		445,588		710,341		—		1,651,916

		184,045,757		11,062,809		798,512		—		195,907,078

Credit card
Grade 1		10,640,412		1,113,400		—		—		11,753,812
Grade 2		3,919,053		1,027,546		—		—		4,946,599
Grade 3		1,360,908		1,412,951		—		—		2,773,859
Grade 4		82,565		608,250		—		—		690,815
Grade 5		1,267		130,712		527,256		—		659,235

		16,004,205		4,292,859		527,256		—		20,824,320

		385,307,767		32,788,523		3,488,038		—		421,584,328

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		233,868		—		—		—		233,868
Grade 2		79,736		—		—		—		79,736
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		313,604		—		—		—		313,604

		313,604		—		—		—		313,604

	￦	385,621,371	￦	32,788,523	￦	3,488,038	￦	—	￦	421,897,932

*	Before netting of allowance

Credit qualities of loans graded according to internal credit ratings as of December 31, 2020 and 2021, are as follows:

	Range of probability of default (%)	Retail	Corporate

Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under
4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Guarantees	￦	79,088,720	￦	5,732,814	￦	187,512	￦	85,009,046
Deposits and savings		5,210,681		149,745		67,047		5,427,473
Property and equipment		11,607,675		808,476		120,471		12,536,622
Real estate		170,171,707		12,836,286		1,836,865		184,844,858

	￦	266,078,783	￦	19,527,321	￦	2,211,895	￦	287,817,999

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Guarantees	￦	90,696,507	￦	6,604,758	￦	396,097	￦	97,697,362
Deposits and savings		5,723,090		98,389		79,229		5,900,708
Property and equipment		13,205,822		597,251		319,697		14,122,770
Real estate		182,139,890		13,736,634		1,990,847		197,867,371

	￦	291,765,309	￦	21,037,032	￦	2,785,870	￦	315,588,211

4.2.5 Credit risk of securities
Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Securities measured at amortized cost*
Grade 1	￦	36,467,719	￦	—	￦	—	￦	—	￦	36,467,719
Grade 2		359,551		—		—		—		359,551
Grade 3		38,847		7,061		—		—		45,908
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		36,866,117		7,061		—		—		36,873,178

Securities measured at fair value through other comprehensive income
Grade 1		54,576,777		—		—		—		54,576,777
Grade 2		3,746,200		—		—		—		3,746,200
Grade 3		126,391		—		—		—		126,391
Grade 4		7,521		—		—		—		7,521
Grade 5		—		—		—		—		—

		58,456,889		—		—		—		58,456,889

	￦	95,323,006	￦	7,061	￦	—	￦	—	￦	95,330,067

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Securities measured at amortized cost*
Grade 1	￦	43,427,028	￦	—	￦	—	￦	—	￦	43,427,028
Grade 2		1,039,757		—		—		—		1,039,757
Grade 3		1,371		7,641		—		—		9,012
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		44,468,156		7,641		—		—		44,475,797

Securities measured at fair value through other comprehensive income
Grade 1		51,490,960		—		—		—		51,490,960
Grade 2		4,682,582		—		—		—		4,682,582
Grade 3		42,861		3,973		—		—		46,834
Grade 4		39,135		—		—		—		39,135
Grade 5		—		—		—		—		—

		56,255,538		3,973		—		—		56,259,511

	￦	100,723,694	￦	11,614	￦	—	￦	—	￦	100,735,308

*	Before netting of allowance

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2020 and 2021, are as follows:

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
4.2.6 Credit risk of due from financial institutions
Credit qualities of due from financial institutions as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Due from financial institutions measured at amortized cost*
Grade 1	￦	21,437,207	￦	—	￦	—	￦	—	￦	21,437,207
Grade 2		334,371		—		—		—		334,371
Grade 3		445,732		13,099		—		—		458,831
Grade 4		479,142		—		—		—		479,142
Grade 5		13,520		—		283		—		13,803

	￦	22,709,972	￦	13,099	￦	283	￦	—	￦	22,723,354

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Due from financial institutions measured at amortized cost*
Grade 1	￦	26,548,145	￦	—	￦	—	￦	—	￦	26,548,145
Grade 2		1,305,539		—		—		—		1,305,539
Grade 3		61,177		—		—		—		61,177
Grade 4		439,511		—		—		—		439,511
Grade 5		10,984		—		—		—		10,984

	￦	28,365,356	￦	—	￦	—	￦	—	￦	28,365,356

*	Before netting of allowance
The classification criteria of the credit qualities of due from financial institutions as of December 31, 2020 and 2021, are the same as the criteria for securities other than equity securities.

4.2.7 Credit risk mitigation of derivative financial instruments
Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Deposits, savings, securities, and others	￦	1,651,322	￦	834,175
4.2.8 Credit risk concentration analysis
4.2.8.1 Classifications of loans by country as of December 31, 2020 and 2021, are as follows:

	December 31, 2020 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	182,344,832	￦	160,385,598	￦	18,734,570	￦	361,465,000	94.85	￦	(2,433,702)	￦	359,031,298
Europe		—		2,042,979		—		2,042,979	0.54		(11,141)		2,031,838
China		—		4,518,737		654		4,519,391	1.19		(20,489)		4,498,902
Japan		94		923,354		10		923,458	0.24		(1,249)		922,209
United States		—		1,962,377		—		1,962,377	0.51		(21,489)		1,940,888
Cambodia		1,444,906		2,280,180		—		3,725,086	0.98		(89,652)		3,635,434
Indonesia		1,483,345		3,637,351		60,959		5,181,655	1.36		(699,947)		4,481,708
Others		427,276		833,080		1,437		1,261,793	0.33		(5,694)		1,256,099

	￦	185,700,453	￦	176,583,656	￦	18,797,630	￦	381,081,739	100.00	￦	(3,283,363)	￦	377,798,376

	December 31, 2021 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	191,601,232	￦	183,222,201	￦	20,766,535	￦	395,589,968	93.70	￦	(2,653,256)	￦	392,936,712
Europe		—		2,673,817		—		2,673,817	0.63		(29,015)		2,644,802
China		34,982		6,743,756		327		6,779,065	1.61		(34,316)		6,744,749
Japan		86		1,039,453		8		1,039,547	0.25		(2,227)		1,037,320
United States		—		3,555,723		—		3,555,723	0.84		(28,113)		3,527,610
Cambodia		1,985,808		3,115,992		—		5,101,800	1.21		(70,660)		5,031,140
Indonesia		1,666,850		3,710,586		55,520		5,432,956	1.29		(841,145)		4,591,811
Others		618,120		1,374,302		1,930		1,994,352	0.47		(25,323)		1,969,029

	￦	195,907,078	￦	205,435,830	￦	20,824,320	￦	422,167,228	100.00	￦	(3,684,055)	￦	418,483,173

*	Amount includes loans measured at fair value through profit or loss, other comprehensive income, and amortized cost.

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	16,044,243	9.09	￦	(20,987)	￦	16,023,256
Manufacturing		45,884,606	25.98		(473,360)		45,411,246
Service		76,001,877	43.04		(385,093)		75,616,784
Wholesale and retail		23,129,457	13.10		(241,021)		22,888,436
Construction		4,397,814	2.49		(190,819)		4,206,995
Public sector		1,660,370	0.94		(74,839)		1,585,531
Others		9,465,289	5.36		(285,660)		9,179,629

	￦	176,583,656	100.00	￦	(1,671,779)	￦	174,911,877

	December 31, 2021
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	22,059,895	10.74	￦	(32,856)	￦	22,027,039
Manufacturing		49,149,918	23.92		(510,762)		48,639,156
Service		86,926,095	42.31		(450,272)		86,475,823
Wholesale and retail		26,862,247	13.08		(257,541)		26,604,706
Construction		5,683,471	2.77		(228,803)		5,454,668
Public sector		2,070,960	1.01		(95,053)		1,975,907
Others		12,683,244	6.17		(311,629)		12,371,615

	￦	205,435,830	100.00	￦	(1,886,916)	￦	203,548,914

4.2.8.3 Classifications of retail loans and credit card receivables as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing loan	￦	87,312,052	42.70	￦	(61,155)	￦	87,250,897
General loan		98,388,401	48.11		(848,933)		97,539,468
Credit card		18,797,630	9.19		(701,496)		18,096,134

	￦	204,498,083	100.00	￦	(1,611,584)	￦	202,886,499

	December 31, 2021
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing loan	￦	93,695,479	43.23	￦	(71,424)	￦	93,624,055
General loan		102,211,599	47.16		(933,571)		101,278,028
Credit card		20,824,320	9.61		(792,144)		20,032,176

	￦	216,731,398	100.00	￦	(1,797,139)	￦	214,934,259

4.2.8.4 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Finance and insur a nce	￦	22,723,354	100.00	￦	(3,263)	￦	22,720,091

		22,723,354	100.00		(3,263)		22,720,091

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		100,094	100.00		—		100,094

		100,094	100.00		—		100,094

Securities measured at fair value through profit or loss
Government and government funded institutions		16,902,284	28.94		—		16,902,284
Finance and insurance		34,244,398	58.62		—		34,244,398
Others		7,268,418	12.44		—		7,268,418

		58,415,100	100.00		—		58,415,100

Derivative financial assets
Government and government funded institutions		44,670	0.81		—		44,670
Finance and insurance		4,925,535	88.82		—		4,925,535
Others		575,180	10.37		—		575,180

		5,545,385	100.00		—		5,545,385

Securities measured at fair value through other comprehensive income
Government and government funded institutions		26,205,864	44.83		—		26,205,864
Finance and insurance		24,847,602	42.51		—		24,847,602
Others		7,403,423	12.66		—		7,403,423

		58,456,889	100.00		—		58,456,889

Securities measured at amortized cost
Government and government funded institutions		24,018,884	65.14		(30)		24,018,854
Finance and insurance		11,019,911	29.89		(2,475)		11,017,436
Others		1,834,383	4.97		(445)		1,833,938

		36,873,178	100.00		(2,950)		36,870,228

	￦	182,114,000		￦	(6,213)	￦	182,107,787

	December 31, 2021
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Finance and insurance	￦	28,365,356	100.00	￦	(2,969)	￦	28,362,387

		28,365,356	100.00		(2,969)		28,362,387

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		200,742	100.00		—		200,742

		200,742	100.00		—		200,742

Securities measured at fair value through profit or loss
Government and government funded institutions		16,101,187	25.56		—		16,101,187
Finance and insurance		35,025,800	55.59		—		35,025,800
Others		11,875,705	18.85		—		11,875,705

		63,002,692	100.00		—		63,002,692

Derivative financial assets
Government and government funded institutions		6,985	0.19		—		6,985
Finance and insurance		3,554,783	95.52		—		3,554,783
Others		159,602	4.29		—		159,602

		3,721,370	100.00		—		3,721,370

Securities measured at fair value through other comprehensive income
Government and government funded institutions		24,609,458	43.74		—		24,609,458
Finance and insurance		22,669,379	40.29		—		22,669,379
Others		8,980,674	15.97		—		8,980,674

		56,259,511	100.00		—		56,259,511

Securities measured at amortized cost
Government and government funded institutions		31,996,180	71.94		(34)		31,996,146
Finance and insurance		10,450,497	23.50		(3,337)		10,447,160
Others		2,029,120	4.56		(798)		2,028,322

		44,475,797	100.00		(4,169)		44,471,628

	￦	196,025,468		￦	(7,138)	￦	196,018,330

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Korea	￦	16,535,849	72.78	￦	(607)	￦	16,535,242
United States		2,030,614	8.94		(283)		2,030,331
Others		4,156,891	18.28		(2,373)		4,154,518

		22,723,354	100.00		(3,263)		22,720,091

Due from financial institutions measured at fair value through profit or loss
Korea		100,094	100.00		—		100,094

		100,094	100.00		—		100,094

Securities measured at fair value through profit or loss
Korea		53,991,978	92.43		—		53,991,978
United States		2,370,538	4.06		—		2,370,538
Others		2,052,584	3.51		—		2,052,584

		58,415,100	100.00		—		58,415,100

Derivative financial assets
Korea		2,885,214	52.03		—		2,885,214
United States		706,866	12.75		—		706,866
Others		1,953,305	35.22		—		1,953,305

		5,545,385	100.00		—		5,545,385

Securities measured at fair value through other comprehensive income
Korea		54,786,461	93.72		—		54,786,461
United States		942,151	1.61		—		942,151
Others		2,728,277	4.67		—		2,728,277

		58,456,889	100.00		—		58,456,889

Securities measured at amortized cost
Korea		34,545,872	93.69		(2,283)		34,543,589
United States		1,049,387	2.85		(241)		1,049,146
Others		1,277,919	3.46		(426)		1,277,493

		36,873,178	100.00		(2,950)		36,870,228

	￦	182,114,000		￦	(6,213)	￦	182,107,787

	December 31, 2021
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Korea	￦	21,051,229	74.21	￦	(574)	￦	21,050,655
United States		2,875,884	10.14		(136)		2,875,748
Others		4,438,243	15.65		(2,259)		4,435,984

		28,365,356	100.00		(2,969)		28,362,387

Due from financial institutions measured at fair value through profit or loss
Korea		200,742	100.00		—		200,742

		200,742	100.00		—		200,742

Securities measured at fair value through profit or loss
Korea		56,920,225	90.35		—		56,920,225
United States		3,334,888	5.29		—		3,334,888
Others		2,747,579	4.36		—		2,747,579

		63,002,692	100.00		—		63,002,692

Derivative financial assets
Korea		1,639,657	44.06		—		1,639,657
United States		753,896	20.26		—		753,896
France		370,787	9.96		—		370,787
Singapore		117,964	3.17		—		117,964
Japan		96,438	2.59		—		96,438
Others		742,628	19.96		—		742,628

		3,721,370	100.00		—		3,721,370

Securities measured at fair value through other comprehensive income
Korea		51,484,332	91.51		—		51,484,332
United States		1,417,898	2.52		—		1,417,898
Others		3,357,281	5.97		—		3,357,281

		56,259,511	100.00		—		56,259,511

Securities measured at amortized cost
Korea		41,912,154	94.24		(3,183)		41,908,971
United States		1,188,427	2.67		(466)		1,187,961
Others		1,375,216	3.09		(520)		1,374,696

		44,475,797	100.00		(4,169)		44,471,628

	￦	196,025,468		￦	(7,138)	￦	196,018,330

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

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
4.3.2 Liquidity risk management and indicator
The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.
The Group calculates and manages liquidity ratio and others for all transactions and off-balance
transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Committee.
4.3.3 Analysis of remaining contractual maturity of financial liabilities
The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance
sheet items as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss 1	￦	2,025,952	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,025,952
Financial liabilities designated at fair value through profit or loss 1		9,784,107		—		—		—		—		—		9,784,107
Derivatives held for trading 1		5,014,072		—		—		—		—		—		5,014,072
Derivatives held for hedging 2		—		3,123		4,120		62,147		35,198		109		104,697
Deposits 3		182,111,594		17,207,360		28,485,765		99,879,946		12,133,364		1,664,509		341,482,538
Borrowings		9,333,894		17,730,230		4,923,897		9,617,100		7,616,809		938,374		50,160,304
Debentures		18,105		2,806,105		6,769,859		14,330,686		35,512,544		6,241,226		65,678,525
Lease liabilities		205		22,372		40,376		152,084		332,033		44,882		591,952
Other financial liabilities		217,866		24,153,880		208,745		329,291		748,593		215,447		25,873,822

	￦	208,505,795	￦	61,923,070	￦	40,432,762	￦	124,371,254	￦	56,378,541	￦	9,104,547	￦	500,715,969

Off-balance sheet items
Commitments 4	￦	159,133,983	￦	—	￦	—	￦	—	￦	—	￦	—	￦	159,133,983
Acceptances and guarantees contracts		8,548,928		—		—		—		—		—		8,548,928
Financial guarantee contracts 5		4,964,468		—		—		—		—		—		4,964,468

	￦	172,647,379	￦	—	￦	—	￦	—	￦	—	￦	—	￦	172,647,379

	December 31, 2021
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss 1	￦	2,939,584	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,939,584
Financial liabilities designated at fair value through profit or loss 1		9,149,396		—		—		—		—		—		9,149,396
Derivatives held for trading 1		3,509,789		—		—		—		—		—		3,509,789
Derivatives held for hedging 2		—		11,355		9,993		31,135		31,640		1,423		85,546
Deposits 3		204,616,202		16,556,213		31,123,968		111,140,222		10,157,238		1,329,120		374,922,963
Borrowings		8,504,084		17,807,785		5,825,350		13,861,238		10,380,171		1,003,369		57,381,997
Debentures		14,528		3,438,621		5,318,699		20,496,869		34,863,044		6,509,966		70,641,727
Lease liabilities		139		23,387		42,406		157,536		334,359		50,555		608,382
Other financial liabilities		217,874		22,953,515		203,897		354,876		934,389		372,745		25,037,296

	￦	228,951,596	￦	60,790,876	￦	42,524,313	￦	146,041,876	￦	56,700,841	￦	9,267,178	￦	544,276,680

Off-balance sheet items
Commitments 4	￦	170,218,143	￦	—	￦	—	￦	—	￦	—	￦	—	￦	170,218,143
Acceptances and guarantees contracts		10,199,689		—		—		—		—		—		10,199,689
Financial guarantee contracts 5		6,892,464		—		—		—		—		—		6,892,464

	￦	187,310,296	￦	—	￦	—	￦	—	￦	—	￦	—	￦	187,310,296

1
Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

2	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
3	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
4	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
5	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Cash flow to be received (paid) of net-settled derivatives	￦	(1,082)	￦	(5,569)	￦	(15,132)	￦	(25,354)	￦	290	￦	(46,847)
Cash flow to be received of gross-settled derivatives		85,064		220,339		517,929		2,289,277		—		3,112,609
Cash flow to be paid of gross-settled derivatives		(88,952)		(221,261)		(523,442)		(1,616,530)		—		(2,450,185)

	December 31, 2021
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Cash flow to be received (paid) of net-settled derivatives	￦	(102)	￦	(2,647)	￦	(252)	￦	24,812	￦	(11)	￦	21,800
Cash flow to be received of gross-settled derivatives		126,429		325,664		619,100		2,084,618		—		3,155,811
Cash flow to be paid of gross-settled derivatives		(130,919)		(329,546)		(630,023)		(1,428,759)		—		(2,519,247)
4.4 Market Risk
4.4.1 Concept
Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks include stock price risk. The non-trading
position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading
position. The above market risks are measured and managed by each subsidiary.
4.4.2 Risk management
The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading
positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading
positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group.
In the case of Kookmin Bank, a major subsidiary, the Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard
new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The ALM Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.
Kookmin Bank is closely monitoring the outputs of various industry groups and markets that manage the transition to the new interest rate benchmark, including announcements by LIBOR regulation authority and various consultative bodies related to the transition to alternative interest rate. In response to these announcements, Kookmin Bank has completed most of the transition and replacement plans according to LIBOR transition programs and plans consisting of major business areas such as finance, accounting, tax, legal, IT, and risk. The program is under the control of the CFO and related matters are reported to the board of directors and consultative bodies with senior management as members. Kookmin Bank continues its efforts as a market participant to actively express opinions so that the index interest rate benchmark reform can be carried out in the direction of minimizing the financial and non-financial
impacts and operational risks and minimizing confusion among stakeholders.
Details of financial instruments that have not been converted to alternative interest rate benchmark as of December 31, 2021, are as follows:

	December 31, 2021
	Exposure amount*
	USD LIBOR		Others

	(In millions of Korean won)
Measured at fair value:
Financial assets at fair value through profit or loss	￦	4,695	￦	—
Financial liabilities designated at fair value through profit or loss		92,833		—
Financial investments		231,702		—
Measured at amortized cost:
Loans		3,734,401		55,800
Borrowings and debentures		867,731		—
Others:
Derivative financial instruments		1,398,607		—

*
Financial instruments to be expired before transition to alternative interest rate benchmark are excluded, and non-derivative
financial instruments are the carrying amount and others are the nominal amount.

4.4.3 Trading position
4.4.3.1 Definition of a trading position
The trading position, which is subject to market risk management, is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, and the daily fair value assessment should be made, and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy and the management of position limit must be carried out.

•
The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the predetermined limits of the target position.

•	The target positions should be periodically reported to management for risk management of the Group.
4.4.3.2 Observation method of market risk arising from trading positions
Subsidiaries of the Group measure market risk by calculating VaR through the market risk management system for all trading positions. Generally, the Group manages market risk arising from trading positions at the portfolio level. In addition, the Group controls and manages the risk of derivative financial instrument transactions in accordance with the Financial Supervisory Service regulations and guidelines.
4.4.3.3 VaR
(a) VaR
Kookmin Bank, a major subsidiary, uses the risk-based valuation method (VaR) to measure the market risk of the trading position. Kookmin Bank uses the
10-day
VaR, which represents the maximum amount of possible loss of 10 business days based on the historical simulation model of the full valuation method. The distribution of value changes in the portfolio is estimated based on data from the past 250 business days, and
10-day
VaR is calculated by the difference between the value of the portfolio at a 99% confidence level of distribution of value changes in the portfolio and the current market value.
VaR is a commonly used market risk measurement technique. However, this approach has some limitations. VaR estimates possible losses under a certain confidence level based on historical market change data. However, since past market changes cannot reflect all future conditions and circumstances, the timing and magnitude of actual losses may vary depending on assumptions in the calculation process. If one day or ten days of the holding period which is generally used for the normal period of liquidating the position, is not sufficient or too long, the VaR result may underestimate or overestimate the potential loss.
When a subsidiary with a trading position measures market risk for trading position, it uses an internal model (VaR) for general risk and a standard method for individual risks. Standard method is used if the internal model is not authorized for certain market risk. Therefore, disclosed market risk VaR does not reflect the market risk for individual risks and for some positions. In addition, non-bank
subsidiaries use the same standard method as the regulatory capital calculation method in order to enhance the effectiveness of market risk VaR management (improving the link with regulatory capital).
(b) Back-Testing
To verify the appropriateness of the VaR model, back-testing is performed by comparing actual and hypothetical gains and losses with the VaR calculation results.
(c) Stress Testing
The Group carries out stress testing of the trading and
available-for-sale
portfolio to reflect changes in individual risk factors such as interest rate, stock price, foreign exchange rate, and implied volatility of derivatives that have a significant impact on portfolio value in a crisis. The Group carries out stress testing through historical and hypothetical scenarios. This stress testing is carried out at least once a year.
Ten-day
VaR at a 99% confidence level of interest rate risk, stock price risk, and currency risk for trading positions of Kookmin Bank for the years ended December 31, 2020 and 2021, are as follows:
Kookmin Bank

	2020
	Average		Minimum		Maximum		Dec. 31, 2020

	(In millions of Korean won)
Interest rate risk	￦	59,147	￦	9,588	￦	105,983	￦	50,795
Stock price risk		15,379		3,787		24,821		24,821
Currency risk		36,281		5,302		67,766		49,338
Diversification effect								(7,320)

Total VaR	￦	105,428	￦	14,225	￦	158,798	￦	117,634

	2021
	Average		Minimum		Maximum		Dec. 31,2021

	(In millions of Korean won)
Interest rate risk	￦	20,051	￦	6,372	￦	55,670	￦	16,534
Stock price risk		9,067		4,537		24,824		5,513
Currency risk		27,886		17,820		49,264		21,522
Diversification effect								(13,039)

Total VaR	￦	40,915	￦	15,986	￦	115,347	￦	30,530

Meanwhile, the positions which are not measured by VaR as of December 31, 2020 and 2021 and required equity capital of non-bank
subsidiaries using the standard method for the years ended December 31, 2020 and 2021, are as follows:
Kookmin Bank

	December 31, 2020		December 31, 2021

	(In millions of Korean won)
Interest rate risk	￦	40,290	￦	25,432
Stock price risk		7,088		6
Currency risk		23,938		46,173

	￦	71,316	￦	71,611

KB Securities Co., Ltd.

	2020
	Average		Minimum		Maximum		Dec. 31, 2020

	(In millions of Korean won)
Interest rate risk	￦	656,651	￦	575,053	￦	755,704	￦	755,704
Stock price risk		267,186		213,639		317,478		213,639
Currency risk		15,113		8,759		21,907		10,588
Commodity risk		18		1		56		18

	￦	938,968	￦	797,452	￦	1,095,145	￦	979,949

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Interest rate risk	￦	724,482	￦	657,094	￦	821,864	￦	821,864
Stock price risk		249,320		207,425		299,221		278,356
Currency risk		14,275		6,808		22,543		22,543
Commodity risk		88		3		210		19

	￦	988,165	￦	871,330	￦	1,143,838	￦	1,122,782

KB Insurance Co., Ltd.

	2020
	Average		Minimum		Maximum		Dec. 31, 2020

	(In millions of Korean won)
Interest rate risk	￦	5,682	￦	2,850	￦	7,652	￦	7,055
Currency risk		26,529		23,491		29,339		28,891

	￦	32,211	￦	26,341	￦	36,991	￦	35,946

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Interest rate risk	￦	5,445	￦	3,854	￦	6,553	￦	5,906
Currency risk		34,560		28,035		40,853		40,853

	￦	40,005	￦	31,889	￦	47,406	￦	46,759

KB Kookmin Card Co., Ltd.

	2020
	Average		Minimum		Maximum		Dec. 31, 2020

	(In millions of Korean won)
Currency risk	￦	2,712	￦	169	￦	7,861	￦	7,546

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Currency risk	￦	13,029	￦	7,744	￦	16,094	￦	15,637
Prudential Life Insurance Company of Korea Ltd.

	2020
	Average		Minimum		Maximum		Dec. 31, 2020

	(In millions of Korean won)
Currency risk	￦	7,977	￦	7,977	￦	7,977	￦	7,977

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Currency risk	￦	4,676	￦	1,337	￦	7,211	￦	6,963

KB Asset Management Co., Ltd.

	2020
	Average		Minimum		Maximum		Dec. 31, 2020

	(In millions of Korean won)
Interest rate risk	￦	1,298	￦	—	￦	2,589	￦	—
Stock price risk		3,382		—		9,484		—
Currency risk		812		1,208		1,523		1,141

	￦	5,492	￦	1,208	￦	13,596	￦	1,141

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Currency risk	￦	2,151	￦	1,053	￦	3,085	￦	2,405
KB Capital Co., Ltd.

	2020
	Average		Minimum		Maximum		Dec. 31, 2020

	(In millions of Korean won)
Currency risk	￦	810	￦	297	￦	1,315	￦	896

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Currency risk	￦	1,121	￦	867	￦	1,280	￦	1,280
KB Life Insurance Co., Ltd.

	2020
	Average		Minimum		Maximum		Dec. 31, 2020

	(In millions of Korean won)
Interest rate risk	￦	3,054	￦	1,784	￦	4,389	￦	2,743

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Interest rate risk	￦	2,095	￦	1,072	￦	2,932	￦	1,072
Currency risk		4,216		1,725		6,651		6,378

	￦	6,311	￦	2,797	￦	9,583	￦	7,450

KB Real Estate Trust Co., Ltd.

	2020
	Average		Minimum		Maximum		Dec. 31, 2020

	(In millions of Korean won)
Stock price risk	￦	399	￦	—	￦	435	￦	—

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Stock price risk	￦	—	￦	—	￦	—	￦	—

KB Investment Co., Ltd.

	2020
	Average		Minimum		Maximum		Dec. 31, 2020

	(In millions of Korean won)
Stock price risk	￦	1,153	￦	—	￦	7,588	￦	6,253
Currency risk		11,864		10,167		12,625		11,655

	￦	13,017	￦	10,167	￦	20,213	￦	17,908

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Stock price risk	￦	5,114	￦	3,518	￦	10,518	￦	10,518
Currency risk		13,706		11,269		18,452		18,301

	￦	18,820	￦	14,787	￦	28,970	￦	28,819

4.4.3.4 Details of risk factors
(a) Interest rate risk
Interest rate risk for trading positions usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Group manages interest rate risk associated with trading accounts using VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).
(b) Stock price risk
Stock price risk occurs mainly in trading stocks denominated in Korean won. The portfolio of trading stocks denominated in Korean won consists of stocks listed on the exchange and derivatives linked to stocks and is managed by strict distributed investment limits.
(c) Currency risk
Currency risk arises from holding assets and liabilities which are denominated in foreign currency, and currency-related derivatives. Most of the net foreign currency exposures occur in the US dollars and the Chinese Yuan. The Group also manages net foreign exchange exposures across trading and non-trading
portfolios by setting a net foreign currency exposure limit at the same time setting a loss limit.
4.4.4
Non-trading
position (Interest Rate Risk of Banking Book (“IRRBB”))
4.4.4.1 Qualitative disclosure
(a) Definition of interest rate risk for risk management and measurement purposes
Interest rate risk is a change in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc., and is measured by ΔEVE and ΔNII.
(b) Overall interest rate risk management and mitigation strategy
The interest rate risk management department establishes and sets interest rate risk management policies and limit once a year by a resolution of the Risk Management Council considering the mid to long-term management strategy and macroeconomic status. The interest rate risk management department analyzes interest rate risk crisis situations assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council and observes changes in interest rate risk and compliance with risk limits to devise timely countermeasures and reports the management status regularly and frequently to the Risk Management Council.

The interest rate risk model adequacy test is carried out regularly at least once a year by the verification department independent of the management department.
(c) Specific methodologies used to calculate interest rate risk measurement cycles and sensitivity
In order to measure the sensitivity of the economic value and earnings to changes in interest rates, the Group calculates monthly interest rate gap and duration gap for assets and liabilities.
(d) Interest rate shock and stress scenarios used to estimate changes in the economic value and in earnings
The Group calculates ΔEVE by applying following six interest rate shock and stress scenarios, and ΔNII by applying parallel shock up and parallel shock down scenarios.

•	Scenario 1 : Parallel shock up

•	Scenario 2 : Parallel shock down

•	Scenario 3 : Steepener shock (short rates down and long rates up)

•	Scenario 4 : Flattener shock (short rates up and long rates down)

•	Scenario 5 : Short rates shock up

•	Scenario 6 : Short rates shock down
(e) Key modeling assumptions used separately
The Group calculates interest rate risk for internal management purpose, assuming a historical-simulation based on interest rate volatility during the past financial crisis (FY2008-FY2009), distribution of assets/liabilities portfolio, and 27 interest rate gaps considering management strategy direction.
(f) Interest rate risk hedging methodology and related accounting
Subsidiaries which are subject to interest rate risk measurement hedges interest rate risk through back-to-back
interest rate swap transactions, which are the same as interest payment cash flows and officially document and manage the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.
(g) Key modeling and parametric assumptions used in calculating ΔEVE and ΔNII
Subsidiaries which are subject to interest rate risk measurement calculate interest rate risk, including all cash flow of interest-sensitive assets and liabilities, and off-balance
sheet items. The main assumptions of the IRRBB standard method for calculating ΔEVE, ΔNII are as follows:
(Classification of time buckets of cash flows (19 buckets in total))

Time bucket intervals (D:Day M:Months Y:Years t cf :Repricing date)
Short-term rates	1D ( 0.0028Y )	1D< t cf ≤1M ( 0.0417Y )	1M< t cf ≤3M (0.1667Y)	3M< t cf ≤6M (0.375Y)	6M< t cf ≤9M (0.625Y)	9M< t cf ≤1Y (0.875Y)	1Y< t cf ≤1.5Y (1.25Y)	1.5Y< t cf ≤2Y (1.75Y)

Medium-term rates	2Y< t cf ≤3Y (2.5Y)	3Y< t cf ≤4Y (3.5Y)	4Y< t cf ≤5Y (4.5Y)	5Y< t cf ≤6Y (5.5Y)	6Y< t cf ≤7Y (6.5Y)

Long-term rates	7Y< t cf ≤8Y (7.5Y)	8Y< t cf ≤9Y (8.5Y)	9Y< t cf ≤10Y (9.5Y)	10Y< t cf ≤15Y (12.5Y)	15Y< t cf ≤20Y (17.5Y)	t cf >20Y (25Y)

*	The number in brackets is the time bucket’s midpoint.

(Caps on core deposit and average maturity by category for
non-maturity
deposits)

	Cap on proportion of core deposits (%)	Cap on average maturity of core deposits (years)

Retail/transactional	90	5
Retail/non-transactional	70	4.5
Wholesale	50	4
4.4.4.2 Quantitative disclosure
The average repricing maturity of
non-maturity
deposits is 2.5 years for core deposits, 1 day for
non-core
deposits, and the longest repricing maturity is five years.
(a) Kookmin Bank
ΔEVE is calculated by applying six interest rate shock and stress scenarios, and ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2020 and 2021 are as follows:

	December 31, 2020				December 31, 2021
	Δ EVE		Δ NII		Δ EVE		Δ NII

	(In millions of Korean won)
Scenario 1 (Parallel shock up)	￦	544,087	￦	415,339	￦	936,965	￦	564,771
Scenario 2 (Parallel shock down)		—		—		—		—
Scenario 3 (Short rates down, long rates up)		245,337				273,951
Scenario 4 (Short rates up, long rates down)		423,673				311,497
Scenario 5 (Short rates shock up)		466,220				568,246
Scenario 6 (Short rates shock down)		480,246				345,987
Maximum out of six scenarios		544,087		415,339		936,965		564,771
Basic capital		28,234,310				30,491,173
(b)
Non-bank
subsidiaries
ΔEVE is maximum out of six interest rate shock and stress scenarios, and ΔNII is maximum of parallel shock up and parallel shock down scenarios. Results as of December 31, 2020 and 2021 are as follows:

	December 31, 2020				December 31, 2021
	Δ EVE		Δ NII		Δ EVE		Δ NII

	(In millions of Korean won)
KB Securities Co., Ltd.	￦	134,136	￦	469,043	￦	173,199	￦	272,676
KB Insurance Co., Ltd.		730,313		38,697		939,720		37,119
KB Kookmin Card Co., Ltd.		283,780		135,628		93,232		225,581
Prudential Life Insurance Company of Korea Ltd.		497,798		14,434		611,930		24,135
KB Capital Co., Ltd.		108,306		26,166		105,728		41,112
KB Life Insurance Co., Ltd.		48,879		35,071		143,393		33,942
KB Savings Bank Co., Ltd.		25,878		499		20,077		786

4.4.5 Financial assets and liabilities denominated in foreign currencies
Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	USD		JPY		EUR		GBP		CNY		Others		Total

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	4,482,459	￦	583,545	￦	558,793	￦	113,586	￦	878,798	￦	1,152,515	￦	7,769,696
Financial assets at fair value through profit or loss		5,464,176		39,817		508,587		30,030		6,046		177,545		6,226,201
Derivatives held for trading		339,190		18,061		41,834		1,774		4,344		9,724		414,927
Derivatives held for hedging		112,431		—		—		—		—		—		112,431
Loans measured at amortized cost		18,783,163		565,918		1,387,089		259,787		1,617,715		5,597,016		28,210,688
Financial assets at fair value through other comprehensive income		5,446,539		5,271		35,478		—		342,804		224,801		6,054,893
Financial assets at amortized cost		1,660,713		—		300,315		—		108,594		537,966		2,607,588
Other financial assets		2,747,958		50,573		231,435		20,162		122,642		353,707		3,526,477

	￦	39,036,629	￦	1,263,185	￦	3,063,531	￦	425,339	￦	3,080,943	￦	8,053,274	￦	54,922,901

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,267,690	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,267,690
Derivatives held for trading		497,975		21,221		84,712		1,817		42,023		36,625		684,373
Derivatives held for hedging		139,528		—		—		—		—		14,050		153,578
Deposits		16,441,107		933,268		991,872		66,440		1,755,272		4,331,641		24,519,600
Borrowings		10,068,379		485,618		402,802		501,716		439		1,728,281		13,187,235
Debentures		5,135,667		—		666,873		—		—		308,675		6,111,215
Other financial liabilities		3,407,300		38,979		98,093		9,911		51,331		237,281		3,842,895

	￦	36,957,646	￦	1,479,086	￦	2,244,352	￦	579,884	￦	1,849,065	￦	6,656,553	￦	49,766,586

Off-balance sheet items	￦	14,991,859	￦	32,200	￦	248,007	￦	741	￦	253,472	￦	906,502	￦	16,432,781

	December 31, 2021
	USD		JPY		EUR		GBP		CNY		Others		Total

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	6,995,653	￦	420,964	￦	482,144	￦	96,951	￦	570,186	￦	1,646,253	￦	10,212,151
Financial assets at fair value through profit or loss		7,217,843		12,047		514,047		11,024		16,113		261,029		8,032,103
Derivatives held for trading		222,759		221		44,384		534		5,549		21,762		295,209
Derivatives held for hedging		104,091		—		—		—		—		4,541		108,632
Loans measured at amortized cost		26,605,737		597,413		1,777,967		234,612		1,774,589		6,518,650		37,508,968
Financial assets at fair value through other comprehensive income		6,604,010		5,152		121,573		6,272		536,747		405,391		7,679,145
Financial assets at amortized cost		2,267,233		—		300,856		—		48,435		710,950		3,327,474
Other financial assets		1,893,691		37,036		100,041		7,082		69,307		252,337		2,359,494

	￦	51,911,017	￦	1,072,833	￦	3,341,012	￦	356,475	￦	3,020,926	￦	9,820,913	￦	69,523,176

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,496,712	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,496,712
Derivatives held for trading		376,230		6,099		61,941		19,833		18,223		117,217		599,543
Derivatives held for hedging		42,470		—		—		—		—		—		42,470
Deposits		21,324,104		900,044		1,873,026		106,456		1,943,015		5,402,000		31,548,645
Borrowings		15,597,440		456,029		386,023		496,084		—		2,176,532		19,112,108
Debentures		6,366,475		—		1,338,391		—		102,443		708,353		8,515,662
Other financial liabilities		1,834,429		23,158		140,779		16,543		93,933		211,516		2,320,358

	￦	47,037,860	￦	1,385,330	￦	3,800,160	￦	638,916	￦	2,157,614	￦	8,615,618	￦	63,635,498

Off-balance sheet items	￦	19,149,581	￦	353	￦	262,116	￦	2,991	￦	250,239	￦	844,384	￦	20,509,664

4.5 Operational Risk
4.5.1 Concept
Operational risk of the Group refers to the risk of loss that may occur due to improper or incorrect internal procedures, personnel, systems or external events. Operational risk management plays a role in enhancing the stability and soundness of financial institutions by managing the appropriate level of capital and supplementing the internal control system.
4.5.2 Risk management
The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Parent Company manages the Group’s overall operational risk, and each subsidiary establishes and implements operational risk management policies according to its own risk level and implements and operates related systems. The Group Risk Management Committee establishes and allocates risk capital of operational risk for each subsidiary, and subsidiaries manage operational risks at an appropriate level within the allocated risk capital.
4.6 Capital Management
The Group complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013. According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 8.0%, Tier 1 Capital ratio of 9.5%, and Total Capital ratio of 11.5%) as of December 31, 2021.
The Group’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Financial Holding Companies as follows:

•
Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling
interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•
Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meets the conditional capital securities requirements.

•
Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Financial Holding Companies, and others.

The risk-weighted assets are the magnitude of the amount of risk inherent in the total asset held by the Group. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Financial Holding Companies and uses them to calculate capital adequacy ratio.
The Group evaluates and manages capital adequacy through separate internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis.
Internal capital refers to the capital required to prevent the insolvency from future unexpected losses. The Group operates a system to measure, allocate, and manage internal capital to major subsidiaries by risk type.
4.6 Capital Management
The Risk Management Committee of the Group determines the risk appetite of the Group, allocates internal capital by risk type and major subsidiaries, and major subsidiaries operate capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded due to new businesses or business expansion, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.
Details of the Group’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021

	(In millions of Korean won)
Total Capital:	￦	40,080,136	￦	45,882,765
Tier 1 Capital		36,895,778		42,305,442
Common Equity Tier 1 Capital		34,886,283		39,144,259
Additional Tier 1 Capital		2,009,495		3,161,183
Tier 2 Capital		3,184,358		3,577,323
Risk-Weighted Assets:		262,349,242		290,913,570
Total Capital ratio (%):		15.28		15.77
Tier 1 Capital ratio (%)		14.06		14.54
Common Equity Tier 1 Capital ratio (%)		13.30		13.46
5. Segment Information
5.1 Overall Segment Information and Business Segments
The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs
	Retail banking	Loans, deposit products, and other related financial services to individuals and households
	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities
Securities business		Investment banking, brokerage services, and other supporting activities
Non-life insurance business		Non-life insurance and other supporting activities
Credit card business		Credit sale, cash advance, card loan, and other supporting activities
Life insurance business		Life insurance and other supporting activities

Financial information by business segment as of and for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total

	(In millions of Korean won)
Net operating revenues from external customers	￦	2,833,601	￦	2,918,826	￦	1,797,921	￦	7,550,348	￦	1,448,409	￦	1,027,269	￦	1,538,230	￦	237,416	￦	690,970	￦	—	￦	12,492,642
Intersegment net operating revenues (expenses)		178,199		—		108,118		286,317		(6,366)		5,976		(183,480)		(9,655)		324,910		(417,702)		—

		3,011,800		2,918,826		1,906,039		7,836,665		1,442,043		1,033,245		1,354,750		227,761		1,015,880		(417,702)		12,492,642

Net interest income		3,238,002		3,178,280		338,484		6,754,766		510,566		615,951		1,265,703		260,925		314,832		(469)		9,722,274
Interest income		4,899,943		4,519,579		1,036,643		10,456,165		820,100		616,852		1,631,520		261,056		726,668		(26,614)		14,485,747
Interest expense		(1,661,941)		(1,341,299)		(698,159)		(3,701,399)		(309,534)		(901)		(365,817)		(131)		(411,836)		26,145		(4,763,473)
Net fee and commission income (expenses)		363,459		406,603		297,860		1,067,922		916,758		(171,220)		400,485		(18,059)		776,282		(13,229)		2,958,939
Fee and commission income		480,190		529,178		440,319		1,449,687		1,037,545		8,571		1,485,718		98		871,499		(326,094)		4,527,024
Fee and commission expense		(116,731)		(122,575)		(142,459)		(381,765)		(120,787)		(179,791)		(1,085,233)		(18,157)		(95,217)		312,865		(1,568,085)
Net insurance income (expenses)		—		—		—		—		—		376,827		13,283		(91,410)		—		1,293		299,993
Insurance income		—		—		—		—		—		12,367,894		23,989		2,026,052		—		(31,295)		14,386,640
Insurance expense		—		—		—		—		—		(11,991,067)		(10,706)		(2,117,462)		—		32,588		(14,086,647)
Net gains (losses) on financial instruments at fair value through profit or loss		(52,493)		—		296,676		244,183		117,792		259,274		5,904		71,350		396,626		(83,763)		1,011,366
Net other operating income (expenses)		(537,168)		(666,057)		973,019		(230,206)		(103,073)		(47,587)		(330,625)		4,955		(471,860)		(321,534)		(1,499,930)
General and administrative expenses	￦	(1,555,089)	￦	(2,072,515)	￦	(573,742)	￦	(4,201,346)	￦	(844,503)	￦	(810,923)	￦	(514,845)	￦	(152,271)	￦	(405,530)	￦	114,606	￦	(6,814,812)
Operating income before provision for credit losses		1,456,711		846,311		1,332,297		3,635,319		597,540		222,322		839,905		75,490		610,350		(303,096)		5,677,830
Reversal (provision) of credit losses		(204,302)		(264,943)		(14,937)		(484,182)		(23,827)		7,569		(396,376)		472		(148,127)		973		(1,043,498)
Net operating income		1,252,409		581,368		1,317,360		3,151,137		573,713		229,891		443,529		75,962		462,223		(302,123)		4,634,332
Share of profit (loss) of associates and joint ventures		—		—		(48,158)		(48,158)		3,598		(42)		1,127		1		553		(829)		(43,750)
Net other non-operating income (expenses)		5,490		—		23,354		28,844		4,472		16,142		(6,636)		(16,270)		40,927		121,911		189,390
Segment profit before income tax expense		1,257,899		581,368		1,292,556		3,131,823		581,783		245,991		438,020		59,693		503,703		(181,041)		4,779,972
Income tax expense		(339,728)		(159,876)		(312,700)		(812,304)		(156,135)		(68,821)		(114,027)		(27,167)		(97,268)		11,328		(1,264,394)

Profit for the year	￦	918,171	￦	421,492	￦	979,856	￦	2,319,519	￦	425,648	￦	177,170	￦	323,993	￦	32,526	￦	406,435	￦	(169,713)	￦	3,515,578

Profit attributable to shareholders of the Parent Company		917,956		421,492		958,747		2,298,195		425,622		177,181		324,662		32,526		404,381		(194,119)		3,468,448
Profit (loss) attributable to non-controlling interests		215		—		21,109		21,324		26		(11)		(669)		—		2,054		24,406		47,130
Total assets*		164,323,181		161,330,053		112,790,880		438,444,114		57,570,654		39,125,869		24,071,645		35,546,572		47,408,052		(31,446,962)		610,719,944
Total liabilities*		167,236,387		176,571,944		64,227,709		408,036,040		52,516,488		35,093,312		19,789,959		32,524,518		21,598,232		(2,240,962)		567,317,587

	2021
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total

	(In millions of Korean won)
Net operating revenues from external customers	￦	3,589,404	￦	2,958,198	￦	1,585,192	￦	8,132,794	￦	1,675,977	￦	1,285,593	￦	1,773,989	￦	631,065	￦	984,185	￦	—	￦	14,483,603
Intersegment net operating revenues (expenses)		34,771		—		271,887		306,658		11,002		(53,017)		(158,545)		(7,273)		98,215		(197,040)		—

		3,624,175		2,958,198		1,857,079		8,439,452		1,686,979		1,232,576		1,615,444		623,792		1,082,400		(197,040)		14,483,603

Net interest income		3,802,477		3,541,539		384,460		7,728,476		556,386		625,228		1,390,753		519,609		411,874		(2,754)		11,229,572
Interest income		5,317,800		4,437,930		918,631		10,674,361		824,775		634,816		1,768,215		523,882		816,515		(31,686)		15,210,878
Interest expense		(1,515,323)		(896,391)		(534,171)		(2,945,885)		(268,389)		(9,588)		(377,462)		(4,273)		(404,641)		28,932		(3,981,306)
Net fee and commission income (expenses)		390,619		392,060		405,202		1,187,881		1,014,801		(173,348)		546,022		(26,895)		1,068,648		8,474		3,625,583
Fee and commission income		534,749		535,530		516,665		1,586,944		1,201,670		10,418		1,644,806		433		1,187,661		(308,326)		5,323,606
Fee and commission expense		(144,130)		(143,470)		(111,463)		(399,063)		(186,869)		(183,766)		(1,098,784)		(27,328)		(119,013)		316,800		(1,698,023)
Net insurance income		—		—		—		—		—		493,271		11,589		56,871		—		(5,020)		556,711
Insurance income		—		—		—		—		—		12,722,178		21,711		3,406,145		—		(42,176)		16,107,858
Insurance expense		—		—		—		—		—		(12,228,907)		(10,122)		(3,349,274)		—		37,156		(15,551,147)
Net gains on financial instruments at fair value through profit or loss		29,407		—		313,427		342,834		123,183		369,864		3,431		137,343		184,467		(165,818)		995,304
Net other operating income (expenses)		(598,328)		(975,401)		753,990		(819,739)		(7,391)		(82,439)		(336,351)		(63,136)		(582,589)		(31,922)		(1,923,567)
General and administrative expenses	￦	(1,831,948)	￦	(2,036,855)	￦	(533,928)	￦	(4,402,731)	￦	(855,142)	￦	(833,597)	￦	(577,734)	￦	(203,198)	￦	(438,170)	￦	109,719	￦	(7,200,853)
Operating income before provision for credit losses		1,792,227		921,343		1,323,151		4,036,721		831,837		398,979		1,037,710		420,594		644,230		(87,321)		7,282,750
Reversal (provision) of credit losses		(392,956)		(125,876)		(3,896)		(522,728)		(18,438)		(5,476)		(465,342)		1,677		(175,568)		742		(1,185,133)
Net operating income		1,399,271		795,467		1,319,255		3,513,993		813,399		393,503		572,368		422,271		468,662		(86,579)		6,097,617
Share of profit (loss) of associates and joint ventures		—		—		57,156		57,156		14,484		(143)		785		—		9,411		11,833		93,526
Net other non-operating income (expenses)		(9,237)		—		(70,368)		(79,605)		(18,307)		17,446		(7,378)		(158)		2,408		(23,943)		(109,537)
Segment profit before income tax expense		1,390,034		795,467		1,306,043		3,491,544		809,576		410,806		565,775		422,113		480,481		(98,689)		6,081,606
Income tax expense		(368,577)		(218,753)		(366,185)		(953,515)		(215,424)		(108,715)		(144,611)		(132,510)		(148,044)		5,594		(1,697,225)

Profit for the year	￦	1,021,457	￦	576,714	￦	939,858	￦	2,538,029	￦	594,152	￦	302,091	￦	421,164	￦	289,603	￦	332,437	￦	(93,095)	￦	4,384,381

Profit attributable to shareholders of the Parent Company		1,022,699		576,714		991,351		2,590,764		594,301		301,836		418,898		289,603		330,563		(116,422)		4,409,543
Profit (loss) attributable to non-controlling interests		(1,242)		—		(51,493)		(52,735)		(149)		255		2,266		—		1,874		23,327		(25,162)
Total assets*		189,310,448		169,513,344		124,741,106		483,564,898		55,493,984		41,472,227		27,349,561		36,921,678		52,929,567		(33,836,081)		663,895,834
Total liabilities*		197,834,530		180,815,013		72,026,442		450,675,985		50,008,422		37,328,955		22,793,919		34,166,882		23,191,051		(2,563,300)		615,601,914

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

5.2 Services and Geographical Segments
5.2.1 Services information
Net operating revenues from external customers by service for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021

	(In millions of Korean won)
Banking service	￦	6,946,626	￦	7,550,348	￦	8,132,794
Securities service		1,113,200		1,448,409		1,675,977
Non-life insurance service		1,185,600		1,027,269		1,285,593
Credit card service		1,470,910		1,538,230		1,773,989
Life insurance service		107,404		237,416		631,065
Others		608,111		690,970		984,185

	￦	11,431,851	￦	12,492,642	￦	14,483,603

5.2.2 Geographical information
Geographical net operating revenues from external customers for the years ended December 31, 2019, 2020 and 2021, and major non-current
assets as of December 31, 2020 and 2021, are as follows:

	Net operating revenues from external customers						Major non-current assets
	2019		2020		2021		December 31, 2020		December 31, 2021

	(In millions of Korean won)
Domestic	￦	11,142,264	￦	11,891,540	￦	13,525,769	￦	10,216,017	￦	9,853,970
United States		72,945		114,044		112,388		45,353		45,530
New Zealand		6,946		3,554		12,857		2,385		1,932
China		109,574		84,821		127,939		13,971		21,416
Cambodia		19,534		250,426		410,482		32,354		35,668
United Kingdom		10,037		28,681		29,764		81,879		86,361
Indonesia		—		44,392		166,683		387,237		437,088
Others		70,551		75,184		97,721		51,288		20,446
Consolidation adjustments		—		—		—		487,742		518,788

	￦	11,431,851	￦	12,492,642	￦	14,483,603	￦	11,318,226	￦	11,021,199

6. Financial Assets and Financial Liabilities
6.1 Classification and Fair Value of Financial Instruments
6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Carrying amount		Fair value

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	25,608,842	￦	25,612,273
Financial assets at fair value through profit or loss:		61,035,455		61,035,455
Due from financial institutions		100,094		100,094
Debt securities		58,415,100		58,415,100
Equity securities		2,092,313		2,092,313
Loans		337,983		337,983
Others		89,965		89,965
Derivatives held for trading		5,210,512		5,210,512
Derivatives held for hedging		334,873		334,873
Loans measured at amortized cost		377,166,984		378,791,808
Securities measured at amortized cost		36,870,229		38,026,073
Financial assets at fair value through other comprehensive income:		61,825,197		61,825,197
Debt securities		58,456,889		58,456,889
Equity securities		3,074,899		3,074,899
Loans		293,409		293,409
Other financial assets		14,167,689		14,167,689

	￦	582,219,781	￦	585,003,880

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,025,951	￦	2,025,951
Financial liabilities designated at fair value through profit or loss		9,784,107		9,784,107
Derivatives held for trading		5,014,072		5,014,072
Derivatives held for hedging		208,825		208,825
Deposits		338,580,220		338,833,784
Borrowings		49,827,156		50,081,900
Debentures		62,760,687		63,189,132
Other financial liabilities		28,612,288		28,612,288

	￦	496,813,306	￦	497,750,059

	December 31, 2021
	Carrying amount		Fair value

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	31,009,374	￦	31,081,231
Financial assets at fair value through profit or loss:		66,005,815		66,005,815
Due from financial institutions		200,742		200,742
Debt securities		63,002,692		63,002,692
Equity securities		2,419,463		2,419,463
Loans		269,296		269,296
Others		113,622		113,622
Derivatives held for trading		3,532,542		3,532,542
Derivatives held for hedging		188,828		188,828
Loans measured at amortized cost		417,900,273		417,775,260
Securities measured at amortized cost		44,471,628		44,392,419
Financial assets at fair value through other comprehensive income:		60,376,243		60,376,243
Debt securities		56,259,511		56,259,511
Equity securities		3,803,128		3,803,128
Loans		313,604		313,604
Other financial assets		10,755,350		10,755,350

	￦	634,240,053	￦	634,107,688

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,939,584	￦	2,939,584
Financial liabilities designated at fair value through profit or loss		9,149,396		9,149,396
Derivatives held for trading		3,509,789		3,509,789
Derivatives held for hedging		172,469		172,469
Deposits		372,023,918		371,936,631
Borrowings		56,912,374		56,805,938
Debentures		67,430,188		67,288,409
Other financial liabilities		29,494,402		29,494,402

	￦	541,632,120	￦	541,296,618

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

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans measured at amortized cost	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.
6.1.2 Fair value hierarchy
The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.
The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:
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
6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position
Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:	￦	14,508,028	￦	35,298,665	￦	11,228,762	￦	61,035,455
Due from financial institutions		—		10,011		90,083		100,094
Debt securities		13,316,819		34,580,168		10,518,113		58,415,100
Equity securities		1,101,244		409,259		581,810		2,092,313
Loans		—		299,227		38,756		337,983
Others		89,965		—		—		89,965
Derivatives held for trading		90,459		4,678,185		441,868		5,210,512
Derivatives held for hedging		—		334,873		—		334,873
Financial assets at fair value through other comprehensive income:		18,731,801		40,645,505		2,447,891		61,825,197
Debt securities		18,147,167		40,309,722		—		58,456,889
Equity securities		584,634		70,357		2,419,908		3,074,899
Loans		—		265,426		27,983		293,409

	￦	33,330,288	￦	80,957,228	￦	14,118,521	￦	128,406,037

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,025,951	￦	—	￦	—	￦	2,025,951
Financial liabilities designated at fair value through profit or loss		1,040		581,636		9,201,431		9,784,107
Derivatives held for trading		204,470		4,668,155		141,447		5,014,072
Derivatives held for hedging		—		208,825		—		208,825

	￦	2,231,461	￦	5,458,616	￦	9,342,878	￦	17,032,955

	December 31, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3*

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:	￦	13,108,985	￦	40,205,783	￦	12,691,047	￦	66,005,815
Due from financial institutions		—		128,726		72,016		200,742
Debt securities		12,146,181		39,300,923		11,555,588		63,002,692
Equity securities		849,182		600,768		969,513		2,419,463
Loans		—		175,366		93,930		269,296
Others		113,622		—		—		113,622
Derivatives held for trading		81,408		3,241,129		210,005		3,532,542
Derivatives held for hedging		—		188,828		—		188,828
Financial assets at fair value through other comprehensive income:		20,027,158		38,900,548		1,448,537		60,376,243
Debt securities		17,706,456		38,553,055		—		56,259,511
Equity securities		2,320,702		47,859		1,434,567		3,803,128
Loans		—		299,634		13,970		313,604

	￦	33,217,551	￦	82,536,288	￦	14,349,589	￦	130,103,428

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,939,584	￦	—	￦	—	￦	2,939,584
Financial liabilities designated at fair value through profit or loss		36,938		1,294,944		7,817,514		9,149,396
Derivatives held for trading		211,132		3,124,057		174,600		3,509,789
Derivatives held for hedging		—		172,469		—		172,469

	￦	3,187,654	￦	4,591,470	￦	7,992,114	￦	15,771,238

*
Includes KB Securities Co., Ltd.’s OTC derivatives consisting of ￦ 128,083 million of financial assets at fair value through profit or loss (debt instruments), ￦ 7,817,514 million of financial liabilities designated at fair value through profit or loss, ￦ 209,809 million of derivative financial assets, and ￦ 168,464 million of derivative financial liabilities.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:	￦	35,298,665
Due from financial institutions		10,011	DCF Model	Projected cash flow, Discount rate
Debt securities		34,580,168	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Net Asset Value Method, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		409,259	DCF Model	Interest rate, Discount rate, and others
Loans		299,227	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		4,678,185	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, and others	Discount rate, Underlying asset index, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield, and others
Derivatives held for hedging		334,873	DCF Model, Closed Form, FDM, and others	Discount rate, Volatility, Foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:		40,645,505
Debt securities		40,309,722	DCF Model, Market Value Approach	Discount rate, Volatility, and others
Equity securities		70,357	DCF Model	Interest rate, Discount rate, and others
Loans		265,426	DCF Model	Discount rate, Volatility, and others

	￦	80,957,228

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	581,636	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate, and others
Derivatives held for trading		4,668,155	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, and others	Discount rate, Underlying asset index, Volatility, Interest rate, Stock price, Foreign exchange rate, Dividend yield, and others
Derivatives held for hedging		208,825	DCF Model, Closed Form, FDM, and others	Discount rate, Foreign exchange rate, and others

	￦	5,458,616

	December 31, 2021
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:	￦	40,205,783
Due from financial institutions		128,726	DCF Model, Hull and White Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		39,300,923	DCF Model, Hull and White Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		600,768	DCF Model	Interest rate, Discount rate, and others
Loans		175,366	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		3,241,129	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		188,828	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:		38,900,548
Debt securities		38,553,055	DCF Model, Market Value Approach, Option Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		47,859	DCF Model	Discount rate
Loans		299,634	DCF Model	Discount rate

	￦	82,536,288

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	1,294,944	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		3,124,057	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		172,469	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others

	￦	4,591,470

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed
Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions 1	￦	3,362,096	￦	19,573,075	￦	2,677,102	￦	25,612,273
Loans measured at amortized cost		—		271,241		378,520,567		378,791,808
Securities measured at amortized cost		19,438,941		18,584,264		2,868		38,026,073
Other financial assets 2		—		—		14,167,689		14,167,689

	￦	22,801,037	￦	38,428,580	￦	395,368,226	￦	456,597,843

Financial liabilities
Deposits 1	￦	—	￦	181,472,846	￦	157,360,938	￦	338,833,784
Borrowings 3		—		1,149,734		48,932,166		50,081,900
Debentures		—		57,916,235		5,272,897		63,189,132
Other financial liabilities 2		—		—		28,612,288		28,612,288

	￦	—	￦	240,538,815	￦	240,178,289	￦	480,717,104

	December 31, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions 1	￦	3,330,920	￦	25,791,556	￦	1,958,755	￦	31,081,231
Loans measured at amortized cost		—		260,101		417,515,159		417,775,260
Securities measured at amortized cost 2		18,263,895		26,125,391		3,133		44,392,419
Other financial assets 2		—		—		10,755,350		10,755,350

	￦	21,594,815	￦	52,177,048	￦	430,232,397	￦	504,004,260

Financial liabilities
Deposits 1	￦	—	￦	204,299,174	￦	167,637,457	￦	371,936,631
Borrowings 3		—		3,137,427		53,668,511		56,805,938
Debentures		—		60,824,743		6,463,666		67,288,409
Other financial liabilities 2		—		—		29,494,402		29,494,402

	￦	—	￦	268,261,344	￦	257,264,036	￦	525,525,380

1	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
2	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
3	Borrowings of ￦ 292 million and ￦ 2,143 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of December 31, 2020 and 2021, respectively.

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.
Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Loans measured at amortized cost	￦	271,241	DCF Model	Discount rate
Securities measured at amortized cost		18,584,264	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	￦	18,855,505

Financial liabilities
Borrowings	￦	1,149,442	DCF Model	Discount rate
Debentures		57,916,235	DCF Model	Discount rate

	￦	59,065,677

	December 31, 2021
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Loans measured at amortized cost	￦	260,101	DCF Model	Discount rate
Securities measured at amortized cost		26,125,391	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	￦	26,385,492

Financial liabilities
Borrowings	￦	3,135,284	DCF Model	Discount rate
Debentures		60,824,743	DCF Model	Discount rate

	￦	63,960,027

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	2,677,102	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		378,520,567	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate
Securities measured at amortized cost		2,868	DCF Model	Interest rate

	￦	381,200,537

Financial liabilities
Deposits	￦	157,360,938	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		48,932,166	DCF Model	Other spread, Interest rate
Debentures		5,272,897	DCF Model	Other spread, Interest rate

	￦	211,566,001

	December 31, 2021
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	1,958,755	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		417,515,159	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	￦	419,473,914

Financial liabilities
Deposits	￦	167,637,457	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		53,668,511	DCF Model	Other spread, Interest rate
Debentures		6,463,666	DCF Model	Other spread, Interest rate

	￦	227,769,634

6.2 Disclosure of Fair Value Hierarchy Level 3
6.2.1 Valuation policy and process of Level 3 fair value
The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.
If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market
6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading

	(In millions of Korean won)
Beginning	￦	51,125	￦	10,656,042	￦	188,133	￦	1,482,398	￦	—	￦	(11,222,032)	￦	309,966
Total gains or losses:
Profit or loss		(2,021)		22,069		627		(206)		—		(406,788)		400,241
Other comprehensive income (loss)		(7,693)		144,963		—		815,244		(217)		(27,876)		—
Purchases		135,227		3,519,573		—		122,827		40,000		—		(24,165)
Sales		(86,555)		(3,263,111)		(150,004)		(355)		(11,800)		—		(328,348)
Issues		—		—		—		—		—		(9,333,419)		(42,732)
Settlements		—		—		—		—		—		11,788,684		90
Transfers into Level 3*		—		129,580		—		—		—		—		(1,044)
Transfers out of Level 3*		—		(109,193)		—		—		—		—		(13,587)

Ending	￦	90,083	￦	11,099,923	￦	38,756	￦	2,419,908	￦	27,983	￦	(9,201,431)	￦	300,421

	2021
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading

	(In millions of Korean won)
Beginning	￦	90,083	￦	11,099,923	￦	38,756	￦	2,419,908	￦	27,983	￦	(9,201,431)	￦	300,421
Total gains or losses:
Profit or loss		212		346,982		(431)		—		—		61,756		(66,116)
Other comprehensive income (loss)		1,720		223,545		—		(101,876)		87		(5,446)		—
Purchases		—		3,567,937		55,605		74,602		—		—		3,953
Sales		(19,999)		(2,360,801)		—		(5,618)		(14,100)		—		(170,055)
Issues		—		—		—		—		—		(8,233,128)		(32,516)
Settlements		—		—		—		—		—		9,560,735		—
Transfers into Level 3*		—		4,307		—		—		—		—		(282)
Transfers out of Level 3*		—		(356,792)		—		(952,449)		—		—		—

Ending	￦	72,016	￦	12,525,101	￦	93,930	￦	1,434,567	￦	13,970	￦	(7,817,514)	￦	35,405

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019						2020
	Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains on financial instruments at fair value through profit or loss		Other operating expenses		Net interest income

	(In millions of Korean won)
Total gains (losses) recognized in profit or loss for the period	￦	(489,703)	￦	1,388	￦	22	￦	70,251	￦	(56,329)	￦	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		(37,668)		1,331		—		129,824		(60,884)		—

	2021
	Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income

	(In millions of Korean won)
Total gains recognized in profit or loss for the period	￦	256,167	￦	86,236	￦	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period		126,516		85,256		—

6.2.3 Sensitivity analysis of changes in unobservable inputs
6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	￦ 90,083	MonteCarlo Simulation	Volatility of underlying asset	19.40 ~ 36.76	The higher the volatility of underlying asset, the higher the fair value fluctuation
			Correlation coefficient	12.27	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities	10,518,113	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Income Approach, Market Value Approach, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
			Volatility	8.00 ~ 179.75	The higher the volatility, the higher the fair value fluctuation
			Discount rate	0.00 ~ 21.37	The lower the discount rate, the higher the fair value
			Recovery rate	40	The higher the recovery rate, the higher the fair value
			Correlation coefficient between underlying assets	-61.12 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
			Liquidation value	0.00	The higher the liquidation value, the higher the fair value
			Rate of real estate price fluctuation	0.00	The higher the sale price of real estate, the higher the fair value
Equity securities	581,810	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	0.00 ~ 1.10	The higher the growth rate, the higher the fair value
			Discount rate	0.60 ~ 18.67	The lower the discount rate, the higher the fair value
			Liquidation value	0.00	The higher the liquidation value, the higher the fair value
Loans	38,756	Binomial Model, DCF Model	Volatility of stock price	0.00	The higher the volatility, the higher the fair value fluctuation
			Discount rate	7.86	The lower the discount rate, the higher the fair value

	December 31, 2020
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

	(In millions of Korean won)
Derivatives held for trading:
Stock and index	382,337	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	20.00 ~ 72.00	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying assets	-61.12 ~ 89.01	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others	59,531	DCF Model, Hull and White Model	Volatility	0.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying assets	-50.48 ~ 90.95	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	2,419,908	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Option Model, Net Asset Value Method, Market Value Approach, One Factor Hull and White Model, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
			Discount rate	7.60 ~ 19.67	The lower the discount rate, the higher the fair value
			Volatility	22.11 ~ 24.16	The higher the volatility, the higher the fair value fluctuation
Loans	27,983	DCF Model	Discount rate	2.21 ~ 4.21	The lower the discount rate, the higher the fair value

	￦ 14,118,521

	December 31, 2020
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

	(In millions of Korean won)
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	￦	9,201,431	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of underlying asset	1.00 ~ 72.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.12 ~ 90.95	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		60,291	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility	20.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-61.12 ~ 90.95	The higher the correlation coefficient, the higher the fair value fluctuation
Others		81,156	MonteCarlo Simulation, Hull and White Model, DCF Model, Closed Form	Volatility	21.00 ~ 68.00	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.15 ~ 1.29	The higher the discount rate, the lower the fair value
				Correlation coefficient between underlying assets	-50.48 ~ 90.95	The higher the absolute value of correlation coefficient, the higher the fair value fluctuation

	￦	9,342,878

	December 31, 2021
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	￦ 72,016	MonteCarlo Simulation, Hull and White Model	Volatility of underlying asset	14.30 ~ 39.66	The higher the volatility of underlying asset, the higher the fair value fluctuation
			Correlation coefficient	-3.36	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities	11,555,588	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
			Volatility	13.87 ~ 58.39	The higher the volatility, the higher the fair value fluctuation
			Discount rate	0.60 ~ 21.37	The lower the discount rate, the higher the fair value
			Stock price	18.87 ~ 19.48	The higher the stock price, the higher the fair value
			Correlation coefficient between underlying assets	-60.35 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
			Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
			Recovery rate	40	The higher the recovery rate, the higher the fair value
			Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities	969,513	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	0.50 ~ 2.00	The higher the growth rate, the higher the fair value
			Discount rate	8.80 ~ 24.60	The lower the discount rate, the higher the fair value
			Stock price	23.36 ~ 25.49	The higher the stock price, the higher the fair value

Loans	93,930	DCF Model	Discount rate	8.21	The lower the discount rate, the higher the fair value

	December 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

	(In millions of Korean won)

Derivatives held for trading:
Stock and index	￦	184,165	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	15.07 ~ 80.58	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.35 ~ 88.17	The higher the correlation coefficient, the higher the fair value fluctuation
				Stock price	-10.00 ~ 10.00	The higher the stock price, the higher the fair value
Currency, interest rate, and others		25,840	DCF Model, Hull and White Model, MonteCarlo Simulation, Closed Form	Volatility	2.67 ~ 81.32	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-48.31 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,434,567	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Net Asset Value Method, Market Value Approach, Hull and White Model, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.80 ~ 18.02	The lower the discount rate, the higher the fair value
				Volatility	23.36 ~ 31.65	The higher the volatility, the higher the fair value fluctuation

Loans		13,970	DCF Model	Discount rate	2.87 ~ 4.87	The lower the discount rate, the higher the fair value

	￦	14,349,589

	December 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

	(In millions of Korean won)

Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	￦	7,817,514	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model	Volatility of underlying asset	1.00 ~ 81.32	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.35 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		92,757	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	15.07 ~ 80.58	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.35 ~ 88.17	The higher the correlation coefficient, the higher the fair value fluctuation
Others		81,843	DCF Model, Hull and White Model, MonteCarlo Simulation, Closed Form	Discount rate	1.46 ~ 2.83	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	5.29 ~ 53.57	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-48.31 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation

	￦	7,992,114

6.2.3.2 Sensitivity analysis of changes in unobservable inputs
Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are (a) equity-related derivatives, currency-related derivatives, and interest rate related derivatives whose fair value changes are recognized in profit or loss, (b) financial liabilities designated at fair value through profit or loss, and (c) due from financial institutions, debt securities (including beneficiary certificates), equity securities, and loans whose fair value changes are recognized in profit or loss or other comprehensive income or loss. If the overlay approach is applied in accordance with IFRS No.4, changes in fair value of financial assets at fair value through profit or loss are recognized in other comprehensive income.
Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss: 1
Due from financial institutions	￦	2	￦	(2)	￦	199	￦	(222)
Debt securities 4		35,790		(12,826)		2,123		(2,122)
Equity securities 3		16,125		(8,275)		973		(744)
Loans 5		3,316		(2,952)		—		—
Derivatives held for trading 2		22,783		(25,013)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities 3		—		—		120,652		(73,434)
Loans 6		—		—		534		(518)

	￦	78,016	￦	(49,068)	￦	124,481	￦	(77,040)

Financial liabilities
Financial liabilities designated at fair value through profit or loss 1	￦	46,859	￦	(42,995)	￦	—	￦	—
Derivatives held for trading 2		7,255		(7,139)		—		—

	￦	54,114	￦	(50,134)	￦	—	￦	—

	December 31, 2021
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss: 1
Due from financial institutions	￦	—	￦	—	￦	19	￦	(18)
Debt securities 4		13,149		(12,562)		1,458		(1,402)
Equity securities 3		11,259		(8,192)		1,049		(813)
Loans 5		3,062		(2,742)		—		—
Derivatives held for trading 2		19,328		(20,005)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities 3		6,495		(5,145)		95,599		(71,171)
Loans 6		—		—		133		(131)

	￦	53,293	￦	(48,646)	￦	98,258	￦	(73,535)

Financial liabilities
Financial liabilities designated at fair value through profit or loss 1	￦	78,355	￦	(82,797)	￦	78,356	￦	(82,797)
Derivatives held for trading 2		31,310		(29,309)		31,114		(29,105)

	￦	109,665	￦	(112,106)	￦	109,470	￦	(111,902)

1
For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value by ±1%p and volatility of underlying asset, growth rate by ±1%p or ±10% and correlation coefficient by ±10%.

2	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.
3
For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between discount rate
(-1%p~1%p)
and growth rate
(-1%p~1%p)
or correlation between liquidation value
(-1%p~1%p)
and discount rate
(-1%p~1%p).

4
For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting rate of real estate price fluctuation by -1%p~1%p, and for beneficiary certificates whose underlying assets are equity investments, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value by -1%p~1%p and discount rate by -1%p~1%p. There is no significant correlation among major unobservable inputs.

5	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by -1%p~1%p.
6
For loans measured at fair value through other comprehensive income, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate and growth rate by ±1%p.

6.2.4 Day one gains or losses
When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred day one gains or losses for the years ended December 31, 2020 and 2021, are as follows:

	2020		2021

	(In millions of Korean won)
Balance at the beginning of the year	￦	45,767	￦	61,393
New transactions		166,555		166,443
Changes during the year		(150,929)		(150,628)

Balance at the end of the year	￦	61,393	￦	77,208

6.3 Carrying Amount of Financial Instruments by Category
Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	—	￦	25,608,842	￦	—	￦	25,608,842
Financial assets at fair value through profit or loss		61,035,455		—		—		—		—		61,035,455
Derivative financial assets		5,210,512		—		—		—		334,873		5,545,385
Loans measured at amortized cost		—		—		—		377,166,984		—		377,166,984
Financial investments		—		58,750,298		3,074,899		36,870,229		—		98,695,426
Other financial assets		—		—		—		14,167,689		—		14,167,689

	￦	66,245,967	￦	58,750,298	￦	3,074,899	￦	453,813,744	￦	334,873	￦	582,219,781

	December 31, 2020
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total

	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,025,951	￦	9,784,107	￦	—	￦	—	￦	11,810,058
Derivative financial liabilities		5,014,072		—		—		208,825		5,222,897
Deposits		—		—		338,580,220		—		338,580,220
Borrowings		—		—		49,827,156		—		49,827,156
Debentures		—		—		62,760,687		—		62,760,687
Other financial liabilities		—		—		28,612,288		—		28,612,288

	￦	7,040,023	￦	9,784,107	￦	479,780,351	￦	208,825	￦	496,813,306

	December 31, 2021
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	—	￦	31,009,374	￦	—	￦	31,009,374
Financial assets at fair value through profit or loss		66,005,815		—		—		—		—		66,005,815
Derivative financial assets		3,532,542		—		—		—		188,828		3,721,370
Loans measured at amortized cost		—		—		—		417,900,273		—		417,900,273
Financial investments		—		56,573,115		3,803,128		44,471,628		—		104,847,871
Other financial assets		—		—		—		10,755,350		—		10,755,350

	￦	69,538,357	￦	56,573,115	￦	3,803,128	￦	504,136,625	￦	188,828	￦	634,240,053

	December 31, 2021
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total

	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,939,584	￦	9,149,396	￦	—	￦	—	￦	12,088,980
Derivative financial liabilities		3,509,789		—		—		172,469		3,682,258
Deposits		—		—		372,023,918		—		372,023,918
Borrowings		—		—		56,912,374		—		56,912,374
Debentures		—		—		67,430,188		—		67,430,188
Other financial liabilities		—		—		29,494,402		—		29,494,402

	￦	6,449,373	￦	9,149,396	￦	525,860,882	￦	172,469	￦	541,632,120

6.4 Transfer of Financial Assets
6.4.1 Transferred financial assets that are derecognized in their entirety
The Group transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the consolidated financial statement, while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement

			(In millions of Korean won)
Discovery 2 nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	￦	5,190	￦	5,190
FK 1411 ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		1,062		1,062
AP 3B ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		646		646
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		6,304		6,304

			￦	13,202	￦	13,202

	December 31, 2021
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement

			(In millions of Korean won)
Discovery 2 nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	￦	5,189	￦	5,189
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		5,463		5,463

			￦	10,652	￦	10,652

6.4.2 Transferred financial assets that are not derecognized in their entirety
The Group issued securitized debentures using loans as underlying assets. Details of underlying assets and senior debentures in relation to securitization as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures

	(In millions of Korean won)
KB Kookmin Card 4 th Securitization Co., Ltd. 1	￦	490,465	￦	488,251	￦	219,419	￦	226,401
KB Kookmin Card 5 th Securitization Co., Ltd. 1		476,523		474,481		299,838		304,914
KB Kookmin Card 6 th Securitization Co., Ltd. 1		701,360		698,421		434,492		472,861
KB Kookmin Card 7 th Securitization Co., Ltd. 1		924,159		919,775		553,711		591,609
KB Auto Second Asset Securitization Specialty Co., Ltd. 2		307,270		308,861		249,689		250,306

	￦	2,899,777	￦	2,889,789	￦	1,757,149	￦	1,846,091

	December 31, 2021
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures

	(In millions of Korean won)
KB Kookmin Card 5 th Securitization Co., Ltd. 1	￦	492,108	￦	490,113	￦	299,881	￦	302,564
KB Kookmin Card 6 th Securitization Co., Ltd. 1		726,803		723,835		474,000		474,766
KB Kookmin Card 7 th Securitization Co., Ltd. 1		948,129		943,689		598,180		596,272
KB Kookmin Card 8 th Securitization Co., Ltd. 1		545,750		543,982		299,844		306,264
KB Auto Second Asset Securitization Specialty Co., Ltd. 2		129,867		129,385		59,968		59,935

	￦	2,842,657	￦	2,831,004	￦	1,731,873	￦	1,739,801

1
The Group has an obligation to early redeem the securitized debentures in the event of situations prescribed by the asset securitization contract, such as the remaining balance of the eligible underlying assets in trust-type asset securitization is below the solvency ratio (minimum ratio: 104.5%) of the beneficiary interest in the trust. To avoid such early redemption, the Group entrusts credit card accounts and deposits in addition to the previously entrusted credit card accounts
.

2
The Group has an obligation to early redeem the securitized debentures in the event of situations prescribed by the asset securitization contract, such as when the trusted assets do not meet the eligibility requirements.

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
The carrying amount of transferred assets and related liabilities as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Carrying amount of transferred assets		Carrying amount of related liabilities

	(In millions of Korean won)
Bonds sold under repurchase agreements*	￦	13,994,352	￦	13,398,140
Loaned securities:
Government and public bonds		1,831,673		—
Stock		19,811		—

	￦	15,845,836	￦	13,398,140

	December 31, 2021
	Carrying amount of transferred assets		Carrying amount of related liabilities

	(In millions of Korean won)
Bonds sold under repurchase agreements*	￦	11,273,036	￦	10,978,971
Loaned securities:
Government and public bonds		1,035,736		—
Stock		253		—

	￦	12,309,025	￦	10,978,971

*	Bonds sold under repurchase agreements using borrowed securities as collateral amount to ￦ 2,147,975 million and ￦ 2,050,635 million as of December 31, 2020 and 2021, respectively.
6.4.4 Purchase commitments of securitized debentures
The Group provided additional credit enhancement, such as purchase commitments, for the underlying assets of subsidiaries established for asset-backed securitization. Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2020 and 2021, are as follows:

		December 31, 2020		December 31, 2021
		(In millions of Korean won)
Underlying assets	Financial assets at fair value through profit or loss	￦	180,180	￦	289,188
	Loans measured at amortized cost*		3,272,228		3,724,204

		￦	3,452,408	￦	4,013,392

Associated liabilities	Debentures	￦	3,450,505	￦	4,010,436

*	Before netting of allowance
6.5 Offsetting Financial Assets and Financial Liabilities
The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the consolidated statement of financial position because the Group has the legal right of offset and settles in net amount.

6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral

	(In millions of Korean won)
Derivatives held for trading and derivative-linked securities	￦	5,425,708	￦	—	￦	5,425,708
Derivatives held for hedging		334,874		—		334,874	￦	(3,940,729)	￦	(263,564)	￦	1,556,289
Unsettled spot exchange receivable		3,435,657		—		3,435,657		(3,434,222)		—		1,435
Bonds purchased under repurchase agreements		3,600,447		—		3,600,447		(3,600,447)		—		—
Domestic exchange settlement debits		37,549,292		(36,823,836)		725,456		—		—		725,456
Other financial instruments		4,560,879		(4,474,909)		85,970		—		—		85,970

	￦	54,906,857	￦	(41,298,745)	￦	13,608,112	￦	(10,975,398)	￦	(263,564)	￦	2,369,150

	December 31, 2021
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral

	(In millions of Korean won)
Derivatives held for trading and derivative-linked securities	￦	3,673,348	￦	—	￦	3,673,348
Derivatives held for hedging		188,828		—		188,828	￦	(2,352,365)	￦	(235,749)	￦	1,274,062
Unsettled spot exchange receivable		2,384,503		—		2,384,503		(2,380,556)		—		3,947
Bonds purchased under repurchase agreements		5,955,194		—		5,955,194		(5,955,194)		—		—
Domestic exchange settlement debits		43,497,849		(42,482,911)		1,014,938		—		—		1,014,938
Other financial instruments		2,341,992		(2,327,904)		14,088		(3,209)		—		10,879

	￦	58,041,714	￦	(44,810,815)	￦	13,230,899	￦	(10,691,324)	￦	(235,749)	￦	2,303,826

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral

	(In millions of Korean won)
Derivatives held for trading and derivative-linked securities	￦	5,300,028	￦	—	￦	5,300,028
Derivatives held for hedging		208,825		—		208,825	￦	(3,365,443)	￦	(77,324)	￦	2,066,086
Unsettled spot exchange payable		3,434,887		—		3,434,887		(3,434,222)		—		665
Bonds sold under repurchase agreements*		16,329,799		(11,800)		16,317,999		(16,317,999)		—		—
Securities borrowing agreements		1,934,736		—		1,934,736		(1,934,736)		—		—
Domestic exchange settlement credits		37,757,164		(36,823,835)		933,329		(933,329)		—		—
Other financial instruments		4,764,991		(4,474,909)		290,082		—		—		290,082

	￦	69,730,430	￦	(41,310,544)	￦	28,419,886	￦	(25,985,729)	￦	(77,324)	￦	2,356,833

	December 31, 2021
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral

	(In millions of Korean won)
Derivatives held for trading and derivative-linked securities	￦	4,132,915	￦	—	￦	4,132,915
Derivatives held for hedging		172,470		—		172,470	￦	(3,069,591)	￦	(75,253)	￦	1,160,541
Unsettled spot exchange payable		2,383,399		—		2,383,399		(2,380,556)		—		2,843
Bonds sold under repurchase agreements*		14,372,761		—		14,372,761		(14,372,761)		—		—
Securities borrowing agreements		2,826,885		—		2,826,885		(2,826,885)		—		—
Domestic exchange settlement credits		47,608,341		(42,482,911)		5,125,430		(5,125,430)		—		—
Other financial instruments		2,738,984		(2,327,904)		411,080		(3,209)		—		407,871

	￦	74,235,755	￦	(44,810,815)	￦	29,424,940	￦	(27,778,432)	￦	(75,253)	￦	1,571,255

*	Includes bonds sold under repurchase agreements to customers.

7. Due from Financial Institutions Measured at Amortized Cost
7.1 Details of due from financial institutions as of December 31, 2020 and 2021, are as follows:

		Financial institutions	Interest rate (%) as of December 31, 2021	December 31, 2020		December 31, 2021
				(In millions of Korean won)
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	0.00 ~ 0.97	￦	11,242,803	￦	15,317,033
	Due from banks	Hana Bank and others	0.00 ~ 5.20		3,692,044		3,390,521
	Due from others	Korea Securities Finance Corporation and others	0.00 ~ 1.98		753,581		686,236

					15,688,428		19,393,790

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 4.00		4,215,918		6,329,310
	Time deposits in foreign currencies	Bank of Communications Co., Ltd. and others	0.00 ~ 6.10		739,637		587,782
	Due from others	Societe Generale (Paris) and others	0.00 ~ 6.50		2,079,371		2,054,474

					7,034,926		8,971,566

				￦	22,723,354	￦	28,365,356

*	Before netting of allowance
7.2 Details of restricted due from financial institutions as of December 31, 2020 and 2021, are as follows:

		Financial institutions	December 31, 2020		December 31, 2021		Reasons of restriction
			(In millions of Korean won)
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	￦	11,242,803	￦	15,317,033	Bank of Korea Act
	Due from banks	Shinhan Bank and others		772,986		803,445	Net settlement and others
	Due from others	NH Investment & Securities Co., Ltd. and others		545,457		528,642	Derivatives margin account and others

				12,561,246		16,649,120

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Indonesia and others		1,097,729		2,262,610	Indonesian law and others
	Time deposits in foreign currencies	Bank of Communications Co., Ltd. and others		46,428		68,588	Bank Act of the State of New York and others
	Due from others	Societe Generale (Paris) and others		1,597,960		1,774,388	Derivatives margin account and others

				2,742,117		4,105,586

				￦15,303,363		￦20,754,706

*	Before netting of allowance

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2020 and 2021, are as follows:

	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired

	(In millions of Korean won)
Beginning	￦	3,164	￦	1,188	￦	360
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Reversal of credit losses		(416)		(1,128)		—
Business combination		154		—		—
Others		45		(26)		(78)

Ending	￦	2,947	￦	34	￦	282

	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired

	(In millions of Korean won)
Beginning	￦	2,947	￦	34	￦	282
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Reversal of credit losses		(51)		(35)		(282)
Others		73		1		—

Ending	￦	2,969	￦	—	￦	—

8. Assets Pledged as Collateral
8.1 Details of assets pledged as collateral as of December 31, 2020 and 2021, are as follows:

		December 31, 2020
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
		(In millions of Korean won)
Due from financial institutions	Korea Federation of Savings Banks and others	￦	1,293,930	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		10,733,047	Repurchase agreements
	The Korea Securities Depository and others		7,009,580	Securities borrowing transactions
	Samsung Futures Inc. and others		730,774	Derivatives transactions

			18,473,401

Financial assets at fair value through other comprehensive income	The Korea Securities Depository and others		2,216,165	Repurchase agreements
	The Korea Securities Depository and others		1,322,998	Securities borrowing transactions
	The Bank of Korea		2,837,452	Borrowings from the Bank of Korea
	The Bank of Korea		1,610,691	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		270,089	Derivatives transactions

			8,257,395

Securities measured at amortized cost	The Korea Securities Depository and others		664,438	Repurchase agreements
	The Bank of Korea		4,295,149	Borrowings from the Bank of Korea
	The Bank of Korea		3,677,922	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		103,748	Derivatives transactions
	Others		598,187	Others

			9,339,444

Mortgage loans	Others		10,699,721	Covered bond

Real estate	LGIM COMMERCIAL LENDING Ltd. and others		1,480,942	Borrowings from bank and others

		￦	49,544,833

		December 31, 2021
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
		(In millions of Korean won)
Due from financial institutions	Shinhan Banks and others	￦	1,163,138	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		8,689,639	Repurchase agreements
	The Korea Securities Depository and others		9,294,924	Securities borrowing transactions
	Samsung Futures Inc. and others		1,039,656	Derivatives transactions

			19,024,219

Financial assets at fair value through other comprehensive income	The Korea Securities Depository and others		2,048,029	Repurchase agreements
	The Korea Securities Depository and others		1,523,593	Securities borrowing transactions
	The Bank of Korea		2,843,426	Borrowings from the Bank of Korea
	The Bank of Korea		1,249,049	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		709,390	Derivatives transactions

			8,373,487

Securities measured at amortized cost	The Korea Securities Depository and others		494,973	Repurchase agreements
	The Bank of Korea		4,847,855	Borrowings from the Bank of Korea
	The Bank of Korea		3,948,622	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		144,014	Derivatives transactions
	Others		268,767	Others

			9,704,231

Loans	Others		9,659,575	Covered bond and others

Real estate	LGIM COMMERCIAL LENDING Ltd. and others		1,598,553	Borrowings from bank and others

		￦	49,523,203

In addition, the Group provided ￦ 4,680,816 million and ￦ 6,165,555 million of debt securities among its borrowed securities and other assets held as collateral to Korea Securities Finance Corporation and others as collateral as of December 31, 2020 and 2021, respectively.

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	3,732,013	￦	—	￦	3,732,013

	December 31, 2021
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	6,451,850	￦	—	￦	6,451,850
9. Derivative Financial Instruments and Hedge Accounting
The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and hedging the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the predetermined transaction limit.
The Group provides and trades a range of derivative financial instruments, including:

•	Interest rate swaps relating to interest rate risk in Korean won

•	Cross-currency swaps, forwards, and options relating to currency risk

•	Stock index options linked with the Korea Composite Stock Price Index (“KOSPI”)
In particular, the Group applies fair value hedge accounting using interest rate swaps, currency forwards, and others to hedge the risk of changes in fair value due to the changes in interest rate and foreign exchange rate of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, and others. The Group applies cash flow hedge accounting using interest rate swaps, currency swaps, and others to hedge the risk of changes in cash flows of floating rate debt securities in Korean won, borrowings in foreign currencies, group of loans measured at amortized cost, and others. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies and cross currency forwards as hedging instruments to hedge the currency risk of net investments in foreign operations.

9.1 Details of derivative financial instruments held for trading as of December 31, 2020 and 2021, are as follows:

	December 31, 2020						December 31, 2021
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Forwards	￦	1,824,000	￦	50,580	￦	107,218	￦	4,037,717	￦	140,126	￦	126,610
Futures*		4,540,235		43		1,834		6,479,692		1,903		2,464
Swaps		300,105,350		631,917		682,401		334,721,395		354,686		397,046
Options		14,779,000		248,437		302,134		12,547,000		176,274		199,567

		321,248,585		930,977		1,093,587		357,785,804		672,989		725,687

Currency
Forwards		78,255,991		1,712,560		1,986,239		105,509,405		1,296,083		934,944
Futures*		376,281		158		695		361,791		464		877
Swaps		49,756,478		1,897,636		1,349,919		65,028,025		1,082,873		1,331,597
Options		2,377,775		33,421		28,012		1,885,064		7,643		11,044

		130,766,525		3,643,775		3,364,865		172,784,285		2,387,063		2,278,462

Stock and index
Futures*		1,027,347		20,061		2,246		1,612,965		14,338		6,530
Swaps		5,434,057		423,297		123,242		5,207,198		322,888		132,619
Options		6,482,510		135,805		275,282		7,617,703		95,338		241,371

		12,943,914		579,163		400,770		14,437,866		432,564		380,520

Credit
Swaps		3,015,782		19,395		9,700		2,602,382		18,979		7,409

		3,015,782		19,395		9,700		2,602,382		18,979		7,409

Commodity
Futures*		11,609		151		81		6,370		43		82
Swaps		13,923		268		991		—		—		—

		25,532		419		1,072		6,370		43		82

Others		1,476,310		36,783		144,076		1,695,540		20,904		117,629

	￦	469,476,648	￦	5,210,512	￦	5,014,070	￦	549,312,247	￦	3,532,542	￦	3,509,789

*	Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
	(In millions of Korean won)
Fair value hedge
Nominal amount of the hedging instrument	￦	5,266,994	￦	1,083,877	￦	512,608	￦	620,788	￦	1,462,964	￦	2,442,692	￦	11,389,923
Average price condition (%)		0.76		0.81		1.00		1.07		1.21		1.14		0.97
Average price condition (USD/KRW)		1,160.33		1,115.45		1,151.50		—		—		—		1,157.28
Average price condition (EUR/KRW)		1,353.28		—		1,366.30		—		—		—		1,353.36
Average price condition (AUD/KRW)		835.43		—		—		—		—		—		835.43
Average price condition (GBP/KRW)		1,546.54		—		—		—		—		—		1,546.54
Cash flow hedge
Nominal amount of the hedging instrument	￦	2,568,922	￦	1,767,357	￦	1,277,053	￦	166,643	￦	509,940	￦	100,000	￦	6,389,915
Average price condition (%)		0.83		1.66		2.48		2.00		1.63		1.67		1.36
Average price condition (USD/KRW)		1,113.33		1,160.46		1,181.36		1,128.30		1,142.05		—		1,152.37
Average price condition (EUR/KRW)		1,306.76		1,312.75		1,321.00		—		1,340.64		—		1,312.93
Average price condition (AUD/KRW)		837.00		—		—		—		—		—		837.00
Average price condition (SGD/KRW)		831.49		—		866.14		—		—		—		858.33
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	￦	217,274	￦	26,683	￦	—	￦	—	￦	—	￦	—	￦	243,957
Average price condition (USD/KRW)		1,111.45		—		—		—		—		—		1,111.45
Average price condition (GBP/KRW)		—		1,465.26		—		—		—		—		1,465.26

	December 31, 2021
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
	(In millions of Korean won)
Fair value hedge
Nominal amount of the hedging instrument	￦	2,223,113	￦	1,423,760	￦	967,376	￦	2,153,200	￦	1,428,673	￦	2,419,230	￦	10,615,352
Average price condition (%)		0.94		1.23		1.04		1.16		1.06		1.39		1.18
Average price condition (USD/KRW)		1,144.74		1,154.78		1,169.72		—		—		—		1,150.30
Average price condition (EUR/KRW)		1,359.59		1,363.95		1,394.84		—		1,458.92		—		1,409.23
Average price condition (AUD/KRW)		859.41		—		—		—		—		—		859.41
Average price condition (GBP/KRW)		1,554.65		—		—		1,620.05		—		—		1,557.47
Cash flow hedge
Nominal amount of the hedging instrument	￦	4,150,546	￦	1,763,372	￦	322,735	￦	641,733	￦	580,128	￦	150,000	￦	7,608,514
Average price condition (%)		1.01		1.51		2.06		1.87		1.84		2.12		1.21
Average price condition (USD/KRW)		1,159.92		1,178.13		1,145.05		1,139.40		1,123.13		—		1,152.89
Average price condition (EUR/KRW)		1,312.75		1,321.00		1,364.00		1,374.73		—		—		1,351.76
Average price condition (AUD/KRW)		—		—		856.40		851.50		—		—		853.40
Average price condition (SGD/KRW)		—		866.14		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	￦	91,636	￦	—	￦	—	￦	—	￦	—	￦	—	￦	91,636
Average price condition (USD/KRW)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (GBP/KRW)		1,465.26		—		—		—		—		—		1,465.26

9.3 Fair Value Hedge
9.3.1 Details of fair value hedged items as of December 31, 2020 and 2021 and changes in fair value for the years ended December 31, 2020 and 2021, are as follows:

		December 31, 2020								2020
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
		(In millions of Korean won)
Hedge accounting
Interest rate	Debt securities in Korean won	￦	1,001,957	￦	—	￦	5,888	￦	—	￦	402
	Debt securities in foreign currencies		2,712,980		—		62,922		—		42,382
	Deposits in foreign currencies		—		121,768		—		2,088		(4,491)
	Debentures in Korean won		—		3,623,161		—		(6,839)		27,909
	Debentures in foreign currencies		—		1,985,333		—		81,333		(37,438)

			3,714,937		5,730,262		68,810		76,582		28,764

Currency	Debt securities in foreign currencies		2,669,410		—		310,745		—		(40,710)

			2,669,410		—		310,745		—		(40,710)

		￦	6,384,347	￦	5,730,262	￦	379,555	￦	76,582	￦	(11,946)

		December 31, 2021								2021
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
		(In millions of Korean won)
Hedge accounting
Interest rate	Debt securities in Korean won	￦	1,627,228	￦	—	￦	(20,272)	￦	—	￦	(26,247)
	Debt securities in foreign currencies		3,567,662		—		(22,384)		—		(71,246)
	Deposits in foreign currencies		—		93,521		—		(1,319)		3,222
	Debentures in Korean won		—		2,470,123		—		(79,877)		70,308
	Debentures in foreign currencies		—		1,154,178		—		27,953		45,132

			5,194,890		3,717,822		(42,656)		(53,243)		21,169

Currency	Debt securities in foreign currencies		2,443,893		—		133,268		—		180,676

			2,443,893		—		133,268		—		180,676

		￦	7,638,783	￦	3,717,822	￦	90,612	￦	(53,243)	￦	201,845

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2020 and 2021 and changes in fair value for the years ended December 31, 2020 and 2021, are as follows:

	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	9,217,731	￦	158,914	￦	51,842	￦	(23,022)
Currency
Forwards		2,172,192		128,038		2,616		97,394

	￦	11,389,923	￦	286,952	￦	54,458	￦	74,372

	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	8,910,139	￦	127,290	￦	38,253	￦	(33,227)
Currency
Forwards		1,705,213		2,436		54,855		(174,707)

	￦	10,615,352	￦	129,726	￦	93,108	￦	(207,934)

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Hedge accounting
Interest rate	￦	2,753	￦	5,742	￦	(12,058)
Currency		(13,239)		56,684		5,969

	￦	(10,486)	￦	62,426	￦	(6,089)

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Gains (losses) on hedging instruments	￦	34,070	￦	89,179	￦	(187,364)
Gains (losses) on hedged items attributable to the hedged risk		(44,655)		(26,899)		188,556

	￦	(10,585)	￦	62,280	￦	1,192

9.4 Cash Flow Hedge
9.4.1 Details of cash flow hedged items as of December 31, 2020 and 2021 and changes in fair value for the years ended December 31, 2020 and 2021, are as follows:

	Cash flow hedge reserve				Changes in fair value
	December 31, 2020		December 31, 2021		2020		2021
	(In millions of Korean won)
Hedge accounting
Interest rate risk	￦	(22,439)	￦	4,864	￦	12,172	￦	(36,428)
Currency risk		(6,158)		(12,597)		1,065		12,605

	￦	(28,597)	￦	(7,733)	￦	13,237	￦	(23,823)

9.4.2 Details of derivative instruments designated as cash flow hedge as of December 31, 2020 and 2021 and changes in fair value for the years ended December 31, 2020 and 2021, are as follows:

	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	3,532,480	￦	1,286	￦	37,120	￦	(11,940)
Currency
Swaps		2,857,435		40,835		116,124		(43,300)

	￦	6,389,915	￦	42,121	￦	153,244	￦	(55,240)

	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	4,553,250	￦	12,575	￦	9,532	￦	36,164
Currency
Swaps		3,055,264		46,527		61,331		60,327

	￦	7,608,514	￦	59,102	￦	70,863	￦	96,491

9.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Gains (losses) on hedging instruments:	￦	(64,531)	￦	(55,240)	￦	96,491
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		(65,323)		(48,034)		95,478
Ineffective portion of gains (losses) on cash flow hedging instruments (recognized in profit or loss)		792		(7,206)		1,013

9.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Other comprehensive income (loss)	￦	(65,323)	￦	(48,034)	￦	95,478
Reclassification to profit or loss		21,604		39,190		(53,080)
Income tax effect		10,537		7,580		(21,534)

	￦	(33,182)	￦	(1,264)	￦	20,864

9.5 Hedge of Net Investments in Foreign Operations
9.5.1 Details of net investments in foreign operations hedged items as of December 31, 2020 and 2021 and changes in fair value for the years ended December 31, 2020 and 2021, are as follows:

	Foreign currency translation reserve			Changes in fair value
	December 31, 2020		December 31, 2021	2020	2021
	(In millions of Korean won)
Hedge accounting
Currency risk	￦	22,278	￦ (35,658)	￦ (88,769)	￦	88,729
9.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of December 31, 2020 and 2021 and changes in fair value for the years ended December 31, 2020 and 2021, are as follows:

	December 31, 2020						2020
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Currency
Forwards	￦	243,957	￦	5,800	￦	1,125	￦	14,406
Debentures in foreign currencies		842,112		—		842,112		74,363

	￦	1,086,069	￦	5,800	￦	843,237	￦	88,769

	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Currency
Forwards	￦	91,636	￦	—	￦	8,498	￦	(8,494)
Debentures in foreign currencies		1,273,227		—		1,273,227		(80,235)

	￦	1,364,863	￦	—	￦	1,281,725	￦	(88,729)

9.5.3 Fair value of
non-derivative
financial instruments designated as hedge of net investments in foreign operations as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Debentures in for e ign currencies	￦	852,570	￦	1,275,291

9.5.4 Gains or losses on net inv
e
stments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Gains (losses) on hedging instruments:	￦	(13,410)	￦	88,769	￦	(88,729)
Effective portion of gains (losses) on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(13,410)		88,769		(88,729)
Ineffective portion of gains (losses) on hedge of net investments in foreign operations (recognized in profit or loss)		—		—		—
9.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Other comprehensive income (loss)	￦	(13,410)	￦	88,769	￦	(88,729)
Reclassification to profit or loss		1,316		—		5,195
Income tax eff e ct		3,194		(24,500)		25,599

	￦	(8,900)	￦	64,269	￦	(57,935)

9.6 Interest Rate Benchmark Reform
The USD LIBOR interest rate will be replaced by the Secured Overnight Financing Rate (“SOFR”) based on actual transactions. In the case of KRW, the Korean government bond/monetary stabilization bond RP rate has been finally decided as the Risk-Free Reference Rate (“RFR”) and will replace the Certificate of Deposit (“CD”) rate in the mid to long-term. Within the corresponding hedging relationship of related significant interest rate benchmark, the Group assumed that the spread to be changed on the RFR basis including SOFR would be similar to that included in the interest rate swap used as a hedging instrument, and no other changes were assumed.
Details of the Group’s exposure to hedging relationships related to the interest rate benchmark reform as of December 31, 2021, are as follows:

		December 31, 2021
Interest rate benchmark	Currency	Carrying amount of non-derivative assets	Carrying amount of non-derivative liabilities	Notional amount of hedging instruments
	(In millions of Korean won and millions of US dollars)
CD#3M	KRW	3,123,388	2,470,123	5,690,000
USD#LIBOR#3M	USD	2,695	2,829	5,511
USD#LIBOR#6M	USD	224	—	225
10. Loans Measured at Amortized Cost
10.1 Details of loans as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Loans measured at amortized cost	￦	379,734,020	￦	420,910,259
Deferred loan origination fees and costs		716,327		674,069
Less: Allowances for credit losses		(3,283,363)		(3,684,055)

	￦	377,166,984	￦	417,900,273

10.2 Details of loans to banks as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Loans measured at amortized cost	￦	5,577,728	￦	8,325,177
Less: Allowances for credit losses		(682)		(443)

	￦	5,577,046	￦	8,324,734

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	175,062,187	￦	142,812,751	￦	—	￦	317,874,938
Loans in foreign currencies		3,092,630		16,159,722		—		19,252,352
Domestic import usance bills		—		2,152,059		—		2,152,059
Off-shore funding loans		—		1,203,737		—		1,203,737
Call loans		—		1,582,251		—		1,582,251
Bills bought in Korean won		—		1,620		—		1,620
Bills bought in foreign currencies		—		1,739,262		—		1,739,262
Guarantee payments under acceptances and guarantees		10		8,011		—		8,021
Credit card receivables in Korean won		—		—		18,734,560		18,734,560
Credit card receivables in foreign currencies		—		—		63,071		63,071
Bonds purchased under repurchase agreements		—		3,175,080		—		3,175,080
Privately placed bonds		—		1,154,162		—		1,154,162
Factored receivables		104		3		—		107
Lease receivables		1,105,001		335,582		—		1,440,583
Loans for installment credit		6,440,521		50,295		—		6,490,816

		185,700,453		170,374,535		18,797,631		374,872,619

Proportion (%)		49.54		45.45		5.01		100.00
Less: Allowances for credit losses		(910,088)		(1,671,098)		(701,495)		(3,282,681)

	￦	184,790,365	￦	168,703,437	￦	18,096,136	￦	371,589,938

	December 31, 2021
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	184,872,384	￦	162,081,901	￦	—	￦	346,954,285
Loans in foreign currencies		3,990,253		20,865,495		—		24,855,748
Domestic import usance bills		—		3,311,142		—		3,311,142
Off-shore funding loans		—		1,064,623		—		1,064,623
Call loans		—		902,301		—		902,301
Bills bought in Korean won		—		2,209		—		2,209
Bills bought in foreign currencies		—		2,001,046		—		2,001,046
Guarantee payments under acceptances and guarantees		7		20,773		—		20,780
Credit card receivables in Korean won		—		—		20,766,340		20,766,340
Credit card receivables in foreign currencies		—		—		57,980		57,980
Bonds purchased under repurchase agreements		—		4,855,194		—		4,855,194
Privately placed bonds		—		758,557		—		758,557
Factored receivables		113		458		—		571
Lease receivables		778,425		513,714		—		1,292,139
Loans for installment credit		6,265,896		150,340		—		6,416,236

		195,907,078		196,527,753		20,824,320		413,259,151

Proportion (%)		47.40		47.56		5.04		100.00
Less: Allowances for credit losses		(1,004,995)		(1,886,473)		(792,144)		(3,683,612)

	￦	194,902,083	￦	194,641,280	￦	20,032,176	￦	409,575,539

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Beginning		Increase		Decrease		Business combination		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	645,305	￦	502,044	￦	(473,392)	￦	—	￦	—	￦	673,957
Others 1		96,378		53,345		(63,509)		9,376		—		95,590

		741,683		555,389		(536,901)		9,376		—		769,547

Deferred loan origination fees
Loans in Korean won		8,600		6,681		(6,133)		—		—		9,148
Others 2		4,813		21,636		(26,396)		48,117		(4,098)		44,072

		13,413		28,317		(32,529)		48,117		(4,098)		53,220

	￦	728,270	￦	527,072	￦	(504,372)	￦	(38,741)	￦	4,098	￦	716,327

	2021
	Beginning		Increase		Decrease		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	673,957	￦	418,732	￦	(424,785)	￦	—	￦	667,904
Others 1		95,590		44,728		(63,619)		(4)		76,695

		769,547		463,460		(488,404)		(4)		744,599

Deferred loan origination fees
Loans in Korean won		9,148		11,909		(3,556)		—		17,501
Others 2		44,072		32,667		(27,332)		3,622		53,029

		53,220		44,576		(30,888)		3,622		70,530

	￦	716,327	￦	418,884	￦	(457,516)	￦	(3,626)	￦	674,069

1	Includes deferred loan origination costs related to credit card receivables, loans for installment credit, and finance lease receivables.
2	Includes deferred loan origination fees related to loans in foreign currencies executed by PT Bank KB Bukopin Tbk and PRASAC Microfinance Institution Plc.

11. Allowances for Credit Losses
11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	278,380	￦	224,905	￦	208,037	￦	215,069	￦	290,310	￦	451,607	￦	209,651	￦	266,183	￦	263,874
Transfer between stages:
Transfer to 12-month expected credit losses		123,666		(121,970)		(1,696)		119,723		(111,708)		(8,015)		48,959		(47,611)		(1,348)
Transfer to lifetime expected credit losses		(91,410)		182,076		(90,666)		(56,655)		146,690		(90,035)		(25,227)		26,379		(1,152)
Impairment		(3,301)		(131,852)		135,153		(3,365)		(48,773)		52,138		(2,273)		(13,657)		15,930
Write-offs		—		(5)		(460,734)		—		(1)		(321,583)		—		—		(502,275)
Sales		(1,561)		(99)		(1,131)		(8)		—		(21,069)		—		—		—
Provision (reversal) for credit losses 1,2		49,459		78,413		428,220		(2,059)		113,335		180,162		(26,042)		2,925		496,162
Business combination		50,664		9,545		53,532		99,824		24,303		668,426		89		—		4,409
Others (exchange differences, etc.)		(2,092)		(435)		(5,010)		(3,747)		(3,219)		(19,570)		—		—		(13,481)

Ending 3	￦	403,805	￦	240,578	￦	265,705	￦	368,782	￦	410,937	￦	892,061	￦	205,157	￦	234,219	￦	262,119

	2021
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	403,805	￦	240,578	￦	265,705	￦	368,782	￦	410,937	￦	892,061	￦	205,157	￦	234,219	￦	262,119
Transfer between stages:
Transfer to 12-month expected credit losses		125,634		(120,132)		(5,502)		133,798		(71,772)		(62,026)		45,938		(44,858)		(1,080)
Transfer to lifetime expected credit losses		(97,040)		115,427		(18,387)		(71,902)		92,245		(20,343)		(34,208)		35,846		(1,638)
Impairment		(6,312)		(49,244)		55,556		(2,942)		(42,158)		45,100		(2,228)		(12,580)		14,808
Write-offs		—		12		(411,083)		—		(3)		(239,815)		—		—		(440,721)
Sales		(1,112)		(53)		(3,592)		(179)		—		(16,257)		—		—		—
Provision (reversal) for credit losses 1,2		40,616		52,528		397,492		14,299		88,230		338,746		(39,533)		110,022		474,041
Business combination		8,315		2,223		7,194		—		—		1,654		—		—		—
Others (exchange differences, etc.)		77		532		1,758		5,942		675		21,844		42		—		(13,202)

Ending 3	￦	473,983	￦	241,871	￦	289,141	￦	447,798	￦	478,154	￦	960,964	￦	175,168	￦	322,649	￦	294,327

1
Provision for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of due from financial institutions (Note 7.3), provision (reversal) for credit losses of financial investments (Note 12.5), provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 24.2), provision (reversal) for credit losses of financial guarantee contracts (Note 24.3), and provision (reversal) for credit losses of other financial assets (Note 19.2).

2	Includes ￦ 379,179 million and ￦ 387,860 million of collections from written-off loans for the years ended December 31, 2020 and 2021, respectively.
3
Includes additional allowances of ￦ 43,777 million and ￦ 50,360 million for industries and borrowers which are highly affected by
COVID-19
and ￦ 29,861 million and ￦ 53,490 million due to expanding the scope of the loans subject to lifetime expected credit losses
(non-impaired)
as of December 31, 2020 and 2021, respectively. Includes additional allowances of ￦ 23,325 million due to expanding the scope of the loans subject to individual assessment as of December 31, 2020.

The Group manages the
written-off
loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ￦ 10,566,603 million and ￦ 9,945,130 million as of December 31, 2020 and 2021, respectively.

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2020 and 2021, are as follows:

	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	316,377,009	￦	23,814,108	￦	1,900,958
Transfer between stages:
Transfer to 12-month expected credit losses		26,751,021		(26,629,210)		(121,811)
Transfer to lifetime expected credit losses (non-impaired)		(33,475,491)		34,603,648		(1,128,157)
Transfer to lifetime expected credit losses (impaired)		(596,861)		(2,287,196)		2,884,057
Write-offs		—		(6)		(1,284,592)
Sales		(4,324,146)		(20,907)		(200,182)
Business combination		7,029,580		570,710		1,711,823
Net increase (decrease) (execution, repayment, and others)		36,757,668		(1,546,945)		(334,731)

Ending	￦	348,518,780	￦	28,504,202	￦	3,427,365

	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	348,518,780	￦	28,504,202	￦	3,427,365
Transfer between stages:
Transfer to 12-month expected credit losses		31,046,440		(30,615,747)		(430,693)
Transfer to lifetime expected credit losses (non-impaired)		(36,815,970)		37,276,737		(460,767)
Transfer to lifetime expected credit losses (impaired)		(668,120)		(1,486,835)		2,154,955
Write-offs		—		9		(1,091,619)
Sales		(2,892,774)		(8,541)		(151,714)
Business combination		116,067		3,924		12,808
Net increase (decrease) (execution, repayment, and others)		46,013,068		(895,012)		27,765

Ending	￦	385,317,491	￦	32,778,737	￦	3,488,100

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments
12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	￦	9,315,317	￦	8,294,084
Financial bonds		17,897,348		16,887,594
Corporate bonds		3,997,753		5,433,010
Asset-backed securities		236,130		197,865
Beneficiary certificates		14,200,802		15,849,129
Derivative-linked securities		2,218,502		1,543,188
Other debt securities		10,549,248		14,797,822
Equity securities:
Stocks		1,632,619		1,804,507
Other equity securities		459,694		614,956
Loans:
Privately placed bonds		212,021		230,006
Other loans		125,962		39,290
Due from financial institutions:
Other due from financial institutions		100,094		200,742
Others		89,965		113,622

	￦	61,035,455	￦	66,005,815

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	￦	14,735,340	￦	14,317,477
Financial bonds		23,194,387		21,928,735
Corporate bonds		18,721,327		18,986,005
Asset-backed securities		1,795,840		996,428
Other debt securities		9,995		30,866
Equity securities:
Stocks		2,852,158		3,588,415
Equity investments		37,602		27,211
Other equity securities		185,139		187,502
Loans:
Privately placed bonds		265,426		299,634
Other loans		27,983		13,970

		61,825,197		60,376,243

Financial assets at amortized cost
Debt securities:
Government and public bonds		17,193,289		21,447,622
Financial bonds		5,678,949		3,850,954
Corporate bonds		8,181,961		12,246,441
Asset-backed securities		5,788,587		6,899,675
Other debt securities		30,392		31,105
Less: Allowances for credit losses		(2,949)		(4,169)

		36,870,229		44,471,628

	￦	98,695,426	￦	104,847,871

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2020 and 2021, are as follows:

		2020				2021
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
		(In millions of Korean won)
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	￦	7,000	￦	11,843	￦	7,106	￦	300
	Unlisted		—		22,241		372		19,035
Equity investments			—		285		—		114
Other equity securities			—		3,755		—		6,877

		￦	7,000	￦	38,124	￦	7,478	￦	26,326

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2020 and 2021, are as follows:

		2020				2021
		Disposal price		Accumulated other comprehensive income as of disposal date		Disposal price		Accumulated other comprehensive income (loss) as of disposal date
		(In millions of Korean won)
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	￦	516,883	￦	326,394	￦	575,288	￦	(313,427)
	Unlisted		13		13		5,577		4,559
Equity investments			3		3		—		—

		￦	516,899	￦	326,410	￦	580,865	￦	(308,868)

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019
	Provision		Reversal		Total
	(In millions of Korean won)
Securities measured at fair value through other comprehensive income	￦	1,537	￦	(1,144)	￦	393
Loans measured at fair value through other comprehensive income		170		(982)		(812)
Securities measured at amortized cost		216		(280)		(64)

	￦	1,923	￦	(2,406)	￦	(483)

	2020
	Provision		Reversal		Total
	(In millions of Korean won)
Securities measured at fair value through other comprehensive income	￦	4,297	￦	(229)	￦	4,068
Loans measured at fair value through other comprehensive income		202		(316)		(114)
Securities measured at amortized cost		1,916		(636)		1,280

	￦	6,415	￦	(1,181)	￦	5,234

	2021
	Provision		Reversal		Total
	(In millions of Korean won)
Securities measured at fair value through other comprehensive income	￦	7,466	￦	(385)	￦	7,081
Loans measured at fair value through other comprehensive income		237		(15)		222
Securities measured at amortized cost		1,892		(691)		1,201

	￦	9,595	￦	(1,091)	￦	8,504

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2020 and 2021, are as follows:

	2020
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	5,370	￦	—	￦	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(589)		—		—
Provision for credit losses		5,195		39		—
Others		(68)		—		73

Ending	￦	9,908	￦	39	￦	73

	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	9,908	￦	39	￦	73
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(1,568)		(4)		—
Provision (reversal) for credit losses		8,512		(11)		3
Others		(32)		4		—

Ending	￦	16,820	￦	28	￦	76

13. Investments in Associates and Joint Ventures
13.1 Details of investments in associates and joint ventures as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1 1	15.19	￦	551	￦	1,279	￦	1,279	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		142,799		141,359	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund 2	66.66		13,601		16,042		16,042	Investment finance	Korea
KB Star Office Private Real Estate Master Fund No.1	21.05		20,000		20,413		20,066	Investment finance	Korea
Balhae Infrastructure Company 1	12.61		106,107		106,624		106,624	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		17,113		21,351		21,348	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		18,713		16,144	Auto loans	Korea
Incheon Bridge Co., Ltd. 1	14.99		9,158		(18,100)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	25.14		440		(5)		—	Research, consulting, and big data	Korea
Paycoms Co., Ltd. 3	11.70		800		72		198	System software publishing	Korea
Food Factory Co., Ltd. 4	22.22		1,000		632		1,281	Farm product distribution	Korea
KBSP Private Equity Fund No.4 1	14.95		6,100		5,950		5,950	Investment finance	Korea
KB Private Equity Fund No.3 1	15.69		—		94		94	Investment finance	Korea
Korea Credit Bureau Co., Ltd. 1	9.00		4,500		7,153		7,153	Credit information	Korea
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	25.00		9,739		9,845		9,845	Investment finance	Korea
Keystone-Hyundai Securities No.1 Private Equity Fund 1	4.49		1,908		1,556		1,556	Investment finance	Korea
KB Social Impact Investment Fund	30.00		3,000		2,874		2,874	Investment finance	Korea
KB-Solidus Global Healthcare Fund 2	43.33		48,677		45,516		46,213	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		10,375		12,895		12,895	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund 2	56.00		16,576		17,630		17,630	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund 2	42.55		26,050		27,513		26,763	Investment finance	Korea
KB-SJ Tourism Venture Fund 1	18.52		4,500		4,133		4,133	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		960		960	Investment	Korea
KB-Stonebridge Secondary Private Equity Fund 1	14.56		14,308		16,636		16,636	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 2	37.69		5,795		5,049		5,049	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund 2	44.29		17,416		16,999		16,999	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,711		9,711	Investment finance	Korea
All Together Korea Fund No.2 5	99.99		10,000		10,023		10,023	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund 1	12.00		5,700		5,611		5,611	Asset management	Korea
JR Global REIT	26.07		215,854		215,854		215,854	Real estate management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		2,151		2,151	Investment finance	Korea
December & Company Inc. 1	17.63		24,849		24,402		24,402	Investment finance	Korea
2020 KB Fintech Renaissance Fund 1	5.05		550		547		547	Investment finance	Korea
KB Material and Parts No.1 PEF 1	14.47		3,400		3,371		3,371	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		—		—		—	Investment finance	Korea
Others			2,475		1,004		674

		￦	737,672	￦	757,297	￦	771,435

	December 31, 2021
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1 1	15.19	￦	259	￦	1,622	￦	1,622	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund 2	66.66		8,801		11,789		11,789	Investment finance	Korea
KB Star Office Private Real Estate Master Fund No.1	21.05		20,000		26,240		26,240	Investment finance	Korea
Balhae Infrastructure Company 1	12.61		105,924		99,785		99,785	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		12,343		22,921		22,921	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		19,835		18,222	Auto loans	Korea
Incheon Bridge Co., Ltd. 1	14.99		9,158		(19,481)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd.	25.14		440		(147)		—	Research, consulting, and big data	Korea
Paycoms Co., Ltd. 3	11.05		800		181		525	System software publishing	Korea
Food Factory Co., Ltd. 4	22.22		1,000		633		1,320	Farm product distribution	Korea
KBSP Private Equity Fund No.4 1	14.95		6,100		5,628		5,628	Investment finance	Korea
Korea Credit Bureau Co., Ltd. 1	9.00		4,500		4,497		4,497	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,282		4,282	Investment finance	Korea
KB-Solidus Global Healthcare Fund 2	43.33		45,557		48,201		48,898	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		2,776		5,413		5,413	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund 2	56.00		14,280		16,828		16,828	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund 2	42.55		25,250		29,669		28,919	Investment finance	Korea
KB-SJ Tourism Venture Fund 1	18.52		4,999		4,146		4,146	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		959		959	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund 1	14.56		21,641		21,948		21,948	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 2	37.69		5,795		4,680		4,680	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund 2	44.29		21,375		20,972		20,972	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,604		9,604	Investment finance	Korea
All Together Korea Fund No.2 5	99.99		10,000		10,070		10,070	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund 1	12.00		13,392		15,254		15,254	Asset management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		525		525	Investment finance	Korea
December & Company Inc. 1	16.78		25,330		9,054		21,388	Investment finance	Korea
2020 KB Fintech Renaissance Fund 1	5.05		550		618		618	Investment finance	Korea
KB Material and Parts No.1 PEF 1	14.47		3,400		3,343		3,343	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		8,375		8,067		8,067	Investment finance	Korea
KB Bio Private Equity No.3 Ltd. 1	12.20		10,000		9,950		9,950	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		3,175		9,350	Investment advisory and securities trading	Vietnam
498 Seventh Owners LLC 6	49.90		166,851		—		—	Real estate investment	United States
Smart Korea KB Future9-Sejong Venture Fund	38.46		1,000		962		962	Investment finance	Korea
KB-KTB Technology Venture Fund 2	50.50		5,600		5,503		5,554	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund 2	88.23		1,800		1,800		1,800	Investment finance	Korea
Paramark KB Fund No.1	20.69		2,040		1,850		1,850	Investment finance	Korea
Others			2,475		81		789

		￦	598,590	￦	410,457	￦	448,718

1
As of December 31, 2020 and 2021, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

2
In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative
members; the Group has applied the equity method as the Group cannot control the investee by itself.

3	The ownership of Paycoms Co., Ltd. would be 22.96 % and 21.84 % as of December 31, 2020 and 2021, respectively, considering the potential voting rights of convertible bonds.
4	The ownership of Food Factory Co., Ltd. would be 30.00 % and 30.00 % as of December 31, 2020 and 2021, respectively, considering the potential voting rights of convertible bonds.
5	As of December 31, 2020 and 2021, the Group participates in the investment management committee but cannot exercise control.
6	The investment was classified as assets of a disposal group held for sale as of December 31, 2021.
In accordance with IAS No.28
Investments in Associates and Joint Ventures
, the Group elected an exemption from applying the equity method for 41 companies including Banksalad Co., Ltd., and classified them as financial assets at fair value through profit or loss.
Although the Group holds 20% or more of the ownership, investment trusts with limited influence on related activities according to trust contracts, and companies with limited influence on related activities due to bankruptcy and corporate rehabilitation proceedings are excluded from associates.
13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2020 and 2021, are as follows:

	December 31, 2020 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	8,423	￦	3	￦	5,940	￦	8,420	￦	1,279	￦	—	￦	1,279
KB GwS Private Securities Investment Trust		534,764		741		425,814		534,023		142,799		(1,440)		141,359
KB-KDBC Pre-IPO New Technology Business Investment Fund		24,655		592		20,400		24,063		16,042		—		16,042
KB Star Office Private Real Estate Master Fund No.1		231,018		122,298		95,000		108,720		20,413		(347)		20,066
Balhae Infrastructure Company		847,758		1,870		841,784		845,888		106,624		—		106,624
Aju Good Technology Venture Fund		57,776		2,265		44,500		55,511		21,351		(3)		21,348
SY Auto Capital Co., Ltd.		89,462		51,272		20,000		38,190		18,713		(2,569)		16,144
Incheon Bridge Co., Ltd.		579,386		700,133		61,096		(120,747)		(18,100)		18,100		—
Big Dipper Co., Ltd.		285		306		1,750		(21)		(5)		5		—
Paycoms Co., Ltd.		2,690		2,073		855		617		72		126		198
Food Factory Co., Ltd.		7,613		4,767		450		2,846		632		649		1,281
KBSP Private Equity Fund No.4		39,795		—		40,800		39,795		5,950		—		5,950
KB Private Equity Fund No.3		1,132		533		—		599		94		—		94
Korea Credit Bureau Co., Ltd.		117,077		37,599		10,000		79,478		7,153		—		7,153
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2		42,585		3,205		38,960		39,380		9,845		—		9,845
Keystone-Hyundai Securities No.1 Private Equity Fund		178,848		132,123		42,837		46,725		1,556		—		1,556
KB Social Impact Investment Fund		9,585		4		10,000		9,581		2,874		—		2,874
KB-Solidus Global Healthcare Fund		106,215		1,179		75,600		105,036		45,516		697		46,213
POSCO-KB Shipbuilding Fund		41,807		541		33,200		41,266		12,895		—		12,895
KB-TS Technology Venture Private Equity Fund		34,972		3,490		29,600		31,482		17,630		—		17,630
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		64,968		313		62,980		64,655		27,513		(750)		26,763
KB-SJ Tourism Venture Fund		22,327		6		24,300		22,321		4,133		—		4,133
UNION Media Commerce Fund		3,318		7		3,450		3,311		960		—		960
KB-Stonebridge Secondary Private Equity Fund		114,712		496		98,235		114,216		16,636		—		16,636
KB SPROTT Renewable Private Equity Fund No.1		13,896		497		15,376		13,399		5,049		—		5,049

	December 31, 2020 *
	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Consolidated carrying amount
	(In millions of Korean won)
KB-UTC Inno-Tech Venture Fund	38,585	207	39,319	38,378	16,999	—	16,999
WJ Private Equity Fund No.1	36,197	170	37,100	36,027	9,711	—	9,711
All Together Korea Fund No.2	10,025	1	10,001	10,024	10,023	—	10,023
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	47,607	850	47,500	46,757	5,611	—	5,611
JR Global REIT	1,859,214	1,043,068	165,600	816,146	215,854	—	215,854
Project Vanilla Co., Ltd.	4,445	132	5,000	4,313	2,151	—	2,151
December & Company Inc.	68,173	3,305	35,441	64,868	24,402	—	24,402
2020 KB Fintech Renaissance Fund	10,841	5	10,900	10,836	547	—	547
KB Material and Parts No.1 PEF	23,296	—	23,500	23,296	3,371	—	3,371
FineKB Private Equity Fund No.1	—	77	—	(77)	—	—	—

	2020*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	1,942	￦	1,053	￦	—	￦	1,053	￦	—
KB GwS Private Securities Investment Trust		48,501		47,520		—		47,520		9,525
KB-KDBC Pre-IPO New Technology Business Investment Fund		5,151		4,421		—		4,421		—
KB Star Office Private Real Estate Master Fund No.1		2,392		1,076		—		1,076		—
Balhae Infrastructure Company		63,781		89,757		—		89,757		6,973
Aju Good Technology Venture Fund		8,685		2,815		—		2,815		—
SY Auto Capital Co., Ltd.		17,404		2,057		(49)		2,008		—
Incheon Bridge Co., Ltd.		70,345		(23,200)		—		(23,200)		—
Big Dipper Co., Ltd.		942		(305)		—		(305)		—
Paycoms Co., Ltd.		1,391		505		—		505		—
Food Factory Co., Ltd.		9,282		407		—		407		—
KBSP Private Equity Fund No.4		2		306		—		306		—
KB Private Equity Fund No.3		—		15,442		—		15,442		2,082
Korea Credit Bureau Co., Ltd.		107,810		13,391		—		13,391		89
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2		1,629		626		—		626		—
Keystone-Hyundai Securities No.1 Private Equity Fund		16,586		(1,536)		—		(1,536)		—
KB Social Impact Investment Fund		8		(301)		—		(301)		—
KB-Solidus Global Healthcare Fund		6,435		(12,655)		—		(12,655)		—
POSCO-KB Shipbuilding Fund		12,842		10,154		—		10,154		—
KB-TS Technology Venture Private Equity Fund		5,342		4,051		—		4,051		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		5,257		3,013		—		3,013		—
KB-SJ Tourism Venture Fund		—		(689)		—		(689)		—
UNION Media Commerce Fund		—		(3)		—		(3)		—
KB-Stonebridge Secondary Private Equity Fund		20,068		17,842		—		17,842		—
KB SPROTT Renewable Private Equity Fund No.1		1		(991)		—		(991)		—
KB-UTC Inno-Tech Venture Fund		—		(866)		—		(866)		—
WJ Private Equity Fund No.1		2		(1,073)		—		(1,073)		—
All Together Korea Fund No.2		187		150		—		150		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		2,901		(743)		—		(743)		—
JR Global REIT		—		—		—		—		—
Project Vanilla Co., Ltd.		—		(611)		—		(611)		—
December & Company Inc.		756		(2,469)		—		(2,469)		—
2020 KB Fintech Renaissance Fund		1		(64)		—		(64)		—
KB Material and Parts No.1 PEF		—		(204)		—		(204)		—
FineKB Private Equity Fund No.1		—		(77)		—		(77)		—

	December 31, 2021*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount

	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	10,678	￦	3	￦	4,015	￦	10,675	￦	1,622	￦	—	￦	1,622
KB-KDBC Pre-IPO New Technology Business Investment Fund		18,069		385		13,200		17,684		11,789		—		11,789
KB Star Office Private Real Estate Master Fund No.1		247,259		122,620		95,000		124,639		26,240		—		26,240
Balhae Infrastructure Company		853,961		62,336		840,323		791,625		99,785		—		99,785
Aju Good Technology Venture Fund		64,303		4,703		32,100		59,600		22,921		—		22,921
SY Auto Capital Co., Ltd.		88,144		47,665		20,000		40,479		19,835		(1,613)		18,222
Incheon Bridge Co., Ltd.		560,570		690,530		61,096		(129,960)		(19,481)		19,481		—
Big Dipper Co., Ltd.		143		748		1,750		(605)		(147)		147		—
Paycoms Co., Ltd.		3,597		1,960		855		1,637		181		344		525
Food Factory Co., Ltd.		8,332		5,482		450		2,850		633		687		1,320
KBSP Private Equity Fund No.4		37,646		5		40,800		37,641		5,628		—		5,628
Korea Credit Bureau Co., Ltd.		128,297		78,328		10,000		49,969		4,497		—		4,497
KB Social Impact Investment Fund		14,431		157		15,000		14,274		4,282		—		4,282
KB-Solidus Global Healthcare Fund		112,358		1,126		68,400		111,232		48,201		697		48,898
POSCO-KB Shipbuilding Fund		17,754		432		8,880		17,322		5,413		—		5,413
KB-TS Technology Venture Private Equity Fund		35,279		5,228		25,500		30,051		16,828		—		16,828
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		69,943		221		61,100		69,722		29,669		(750)		28,919
KB-SJ Tourism Venture Fund		22,947		557		27,000		22,390		4,146		—		4,146
UNION Media Comm e rce Fund		3,318		10		3,450		3,308		959		—		959
KB-Stonebridge Secondary Private Equity Fund		151,004		316		148,587		150,688		21,948		—		21,948
KB SPROTT Renewable Private Equity Fund No.1		13,886		1,467		15,376		12,419		4,680		—		4,680
KB-UTC Inno-Tech Venture Fund		47,848		497		48,260		47,351		20,972		—		20,972
WJ Private Equity Fund No.1		35,799		170		37,100		35,629		9,604		—		9,604
All Together Korea Fund No.2		10,073		1		10,002		10,072		10,070		—		10,070
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		127,960		844		111,600		127,116		15,254		—		15,254
Project Vanilla Co., Ltd.		1,283		211		5,000		1,072		525		—		525
December & Company Inc.		71,219		17,276		37,241		53,943		9,054		12,334		21,388
2020 KB Fintech Renaissance Fund		12,252		5		10,900		12,247		618		—		618
KB Material and Parts No.1 PEF		23,104		—		23,500		23,104		3,343		—		3,343
FineKB Private Equity Fund No.1		32,583		315		33,500		32,268		8,067		—		8,067
KB Bio Private Equity No.3 Ltd.		81,691		101		82,000		81,590		9,950		—		9,950
G payment Joint Stock Company		7,797		557		2,950		7,240		3,175		6,175		9,350
Smart Korea KB Future9-Sejong Venture Fund		2,581		81		2,600		2,500		962		—		962
KB-KTB Technology Venture Fund		11,008		101		11,000		10,907		5,503		51		5,554
KB-SOLIDUS Healthcare Investment Fund		2,040		—		2,040		2,040		1,800		—		1,800
Paramark KB Fund No.1		8,943		3		9,860		8,940		1,850		—		1,850

	2021*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends

	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	4,594	￦	4,180	￦	—	￦	4,180	￦	—
KB-KDBC Pre-IPO New Technology Business Investment Fund		530		120		—		120		—
KB Star Office Private Real Estate Master Fund No.1		18		(127)		—		(127)		963
Balhae Infrastructure Company		97,833		19,559		—		19,559		9,121
Aju Good Technology Venture Fund		22,486		15,407		—		15,407		—
SY Auto Capital Co., Ltd.		14,316		2,193		104		2,297		—
Incheon Bridge Co., Ltd.		84,068		(16,219)		—		(16,219)		—
Big Dipper Co., Ltd.		939		(583)		—		(583)		—
Paycoms Co., Ltd.		1,515		857		—		857		—
Food Factory Co., Ltd.		8,853		354		—		354		—
KBSP Private Equity Fund No.4		(1,358)		(2,154)		—		(2,154)		—
Korea Credit Bureau Co., Ltd.		128,150		(27,327)		—		(27,327)		90
KB Social Impact Investment Fund		7		(306)		—		(306)		—
KB-Solidus Global Healthcare Fund		18,782		13,396		—		13,396		—
POSCO-KB Shipbuilding Fund		1,880		376		—		376		—
KB-TS Technology Venture Private Equity Fund		2,094		(1,151)		—		(1,151)		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		14,244		8,495		—		8,495		—
KB-SJ Tourism Venture Fund		170		(2,631)		—		(2,631)		—
UNION Media Commerce Fund		—		(3)		—		(3)		—
KB-Stonebridge Secondary Private Equity Fund		55,572		54,053		—		54,053		9,895
KB SPROTT Renewable Private Equity Fund No.1		—		(983)		—		(983)		—
KB-UTC Inno-Tech Venture Fund		1,080		32		—		32		—
WJ Private Equity Fund No.1		291		(398)		—		(398)		—
All Together Korea Fund No.2		53		47		—		47		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		20,594		16,252		—		16,252		—
Project Vanilla Co., Ltd.		—		(3,231)		—		(3,231)		—
December & Company Inc.		3,982		(20,767)		—		(20,767)		—
2020 KB Fintech Renaissance Fund		1,566		1,411		—		1,411		—
KB Material and Parts No.1 PEF		451		42		—		42		34
FineKB Private Equity Fund No.1		2		(1,155)		—		(1,155)		—
KB Bio Private Equity No.3 Ltd.		4		(410)		—		(410)		—
G payment Joint Stock Company		819		(762)		—		(762)		—
Smart Korea KB Future9-Sejong Venture Fund		2		(100)		—		(100)		—
KB-KTB Technology Venture Fund		8		(93)		—		(93)		—
KB-SOLIDUS Healthcare Investment Fund		—		—		—		—		—
Paramark KB Fund No.1		—		(920)		—		(920)		—

*
The condensed financial information of the associates and joint ventures is adjusted to reflect adjustments, such as fair value adjustments recognized at the time of acquisition and adjustments for differences in accounting policies.

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2020 and 2021, are as follows:

	2020 1
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income (loss)		Ending

	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	1,705	￦	—	￦	(586)	￦	—	￦	160	￦	—	￦	1,279
KB GwS Private Securities Investment Trust		136,168		—		—		(9,525)		14,716		—		141,359
KB-KDBC Pre-IPO New Technology Business Investment Fund		18,988		—		(6,399)		—		3,453		—		16,042
KB Star Office Private Real Estate Master Fund No.1		19,839		—		—		—		227		—		20,066
PT Bank KB Bukopin Tbk 2		121,381		43,909		(54,069)		—		(107,258)		(3,963)		—
Balhae Infrastructure Company		101,391		893		—		(6,973)		11,313		—		106,624
Aju Good Technology Venture Fund		23,016		—		(2,885)		—		1,217		—		21,348
SY Auto Capital Co., Ltd.		12,725		—		—		—		3,422		(3)		16,144
Incheon Bridge Co., Ltd.		—		—		—		—		—		—		—
Big Dipper Co., Ltd.		125		—		—		—		(125)		—		—
Paycoms Co., Ltd.		45		—		—		—		153		—		198
Food Factory Co., Ltd.		1,000		—		—		—		247		34		1,281
KBSP Private Equity Fund No.4		5,904		—		—		—		46		—		5,950
KB Private Equity Fund No.3		7,754		—		(8,000)		(2,082)		2,422		—		94
Korea Credit Bureau Co., Ltd.		5,991		—		—		(89)		1,251		—		7,153
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2		13,616		—		(3,231)		—		(540)		—		9,845
Keystone-Hyundai Securities No.1 Private Equity Fund		1,625		—		—		—		(69)		—		1,556
KB Social Impact Investment Fund		1,465		1,500		—		—		(91)		—		2,874
KB-Solidus Global Healthcare Fund		45,718		10,920		(4,940)		—		(5,485)		—		46,213
POSCO-KB Shipbuilding Fund		6,847		5,000		(2,125)		—		3,173		—		12,895
KB-TS Technology Venture Private Equity Fund		19,731		2,240		(5,488)		—		1,232		(85)		17,630
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		19,752		8,000		(3,200)		—		2,211		—		26,763
KB-SJ Tourism Venture Fund		2,761		1,500		—		—		(128)		—		4,133
UNION Media Commerce Fund		961		—		—		—		(1)		—		960
KB-Stonebridge Secondary Private Equity Fund		4,944		9,093		—		—		2,599		—		16,636
KB SPROTT Renewable Private Equity Fund No.1		1,295		4,128		—		—		(374)		—		5,049
KB-UTC Inno-Tech Venture Fund		417		16,966		—		—		(384)		—		16,999
WJ Private Equity Fund No.1		—		10,000		—		—		(289)		—		9,711
All Together Korea Fund No.2		—		100,000		(90,000)		—		150		(127)		10,023
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		—		5,700		—		—		(89)		—		5,611
JR Global REIT		—		219,493		(3,639)		—		—		—		215,854
Project Vanilla Co., Ltd.		—		2,450		—		—		(299)		—		2,151
December & Company Inc.		—		30,000		(5,151)		—		(447)		—		24,402
2020 KB Fintech Renaissance Fund		—		550		—		—		(3)		—		547
KB Material and Parts No.1 PEF		—		3,400		—		—		(29)		—		3,371
FineKB Private Equity Fund No.1		—		—		—		—		—		—		—
Others		23,076		40,000		(61,862)		—		(899)		359		674

	￦	598,240	￦	515,742	￦	(251,575)	￦	(18,669)	￦	(68,518)	￦	(3,785)	￦	771,435

	2021 1
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income (loss)		Ending

	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	1,279	￦	—	￦	(292)	￦	—	￦	635	￦	—	￦	1,622
KB GwS Private Securities Investment Trust		141,359		—		(141,359)		—		—		—		—
KB-KDBC Pre-IPO New Technology Business Investment Fund		16,042		—		(4,800)		—		547		—		11,789
KB Star Office Private Real Estate Master Fund No.1		20,066		—		—		(963)		7,137		—		26,240
Balhae Infrastructure Company		106,624		280		(463)		(9,121)		2,465		—		99,785
Aju Good Technology Venture Fund		21,348		—		(4,770)		—		6,343		—		22,921
SY Auto Capital Co., Ltd.		16,144		—		—		—		2,027		51		18,222
Incheon Bridge Co., Ltd.		—		—		—		—		—		—		—
Big Dipper Co., Ltd.		—		—		—		—		—		—		—
Paycoms Co., Ltd.		198		—		—		—		327		—		525
Food Factory Co., Ltd.		1,281		—		—		—		7		32		1,320
KBSP Private Equity Fund No.4		5,950		—		—		—		(322)		—		5,628
KB Private Equity Fund No.3		94		—		(13)		(81)		—		—		—
Korea Credit Bureau Co., Ltd.		7,153		—		—		(90)		(2,566)		—		4,497
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2		9,845		—		(9,725)		(2,120)		2,000		—		—
Keystone-Hyundai Securities No.1 Private Equity Fund		1,556		—		(1,044)		(512)		—		—		—
KB Social Impact Investment Fund		2,874		1,500		—		—		(92)		—		4,282
KB-Solidus Global Healthcare Fund		46,213		—		(3,120)		—		5,805		—		48,898
POSCO-KB Shipbuilding Fund		12,895		—		(7,599)		—		117		—		5,413
KB-TS Technology Venture Private Equity Fund		17,630		3,080		(5,376)		—		1,494		—		16,828
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		26,763		10,000		(10,800)		—		2,956		—		28,919
KB-SJ Tourism Venture Fund		4,133		499		—		—		(486)		—		4,146
UNION Media Commerce Fund		960		—		—		—		(1)		—		959
KB-Stonebridge Secondary Private Equity Fund		16,636		13,257		(5,924)		(9,895)		7,874		—		21,948
KB SPROTT Renewable Private Equity Fund No.1		5,049		—		—		—		(369)		—		4,680
KB-UTC Inno-Tech Venture Fund		16,999		5,085		(1,126)		—		14		—		20,972
WJ Private Equity Fund No.1		9,711		—		—		—		(107)		—		9,604
All Together Korea Fund No.2		10,023		—		—		—		47		—		10,070
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		5,611		7,692		—		—		1,951		—		15,254
JR Global REIT		215,854		—		(209,250)		(6,604)		—		—		—
Project Vanilla Co., Ltd.		2,151		—		—		—		(1,626)		—		525
December & Company Inc.		24,402		481		—		—		(3,507)		12		21,388
2020 KB Fintech Renaissance Fund		547		—		—		—		71		—		618
KB Material and Parts No.1 PEF		3,371		—		—		(34)		6		—		3,343
FineKB Private Equity Fund No.1		—		8,375		—		—		(308)		—		8,067
KB Bio Private Equity No.3 Ltd.		—		10,000		—		—		(50)		—		9,950
K The 15th REIT Co., Ltd.		—		8,600		(8,600)		—		—		—		—
G payment Joint Stock Company		—		9,684		—		—		(334)		—		9,350
498 Seventh Owners LLC 3		—		172,907		(169,424)		(3,483)		—		—		—
Smart Korea KB Future9-Sejong Venture Fund		—		1,000		—		—		(38)		—		962
KB-KTB Technology Venture Fund		—		5,601		—		—		(47)		—		5,554
KB-SOLIDUS Healthcare Investment Fund		—		1,800		—		—		—		—		1,800
Paramark KB Fund No.1		—		2,040		—		—		(190)		—		1,850
Others		674		—		—		—		(303)		418		789

	￦	771,435	￦	261,881	￦	(583,685)	￦	(32,903)	￦	31,477	￦	513	￦	448,718

1	Gains on disposal of investments in associates and joint ventures amount to ￦ 24,768 million ￦ 62,048 million for the years ended December 31, 2020 and 2021, respectively.
2	The investment was reclassified from associates to subsidiaries during the year ended December 31, 2020 due to additional share purchase.
3	The investment was classified as assets of a disposal group held for sale as of December 31, 2021.

13.4 Unrecognized share of losses of investments in associates and joint ventures due to the discontinuation of recognizing share of losses, for the years ended December 31, 2020 and 2021, and accumulated amount of unrecognized losses as of December 31, 2020 and 2021, are as follows:

	Unrecognized losses for the period				Accumulated unrecognized losses
	2020		2021		December 31, 2020		December 31, 2021

	(In millions of Korean won)
DSMETAL Co., Ltd.	￦	—	￦	38	￦	65	￦	103
Incheon Bridge Co., Ltd.		3,354		1,381		18,100		19,481
Jungdong Steel Co., Ltd.		—		—		489		489
DPAPS Co., Ltd.		19		—		358		—
Shinla Construction Co., Ltd.		—		—		183		183
Jaeyang Industry Co., Ltd.		—		—		30		30
Terra Corporation		—		—		14		14
Jungdo Co., Ltd.		151		239		312		551
Jinseung Tech Co., Ltd.		—		12		21		33
Korea NM Tech Co., Ltd.		—		—		28		28
Chongil Machine & Tools Co., Ltd.		—		49		19		68
Skydigital Inc.		—		68		106		174
Imt Technology Co., Ltd.		3		(3)		3		—
Jo Yang Industrial Co., Ltd.		96		9		96		105
IDTECK Co., Ltd.		216		(72)		216		144
MJT&I Corp.		—		152		—		152
Dae-A Leisure Co., Ltd.		—		202		—		202
Il-Kwang Electronic Materials Co., Ltd.		—		160		—		160
Inter Shipping Co., Ltd.		—		117		—		117

	￦	3,839	￦	2,352	￦	20,040	￦	22,034

14. Property and Equipment, and Investment Properties
14.1 Property and Equipment
14.1.1 Details of property and equipment as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

	(In millions of Korean won)
Land	￦	2,611,604	￦	—	￦	(1,018)	￦	2,610,586
Buildings		2,607,957		(830,516)		(5,859)		1,771,582
Leasehold improvements		929,120		(833,293)		—		95,827
Equipment and vehicles		2,040,100		(1,699,442)		—		340,658
Construction in-progress		44,190		—		—		44,190
Right-of-use assets		1,094,876		(524,165)		—		570,711

	￦	9,327,847	￦	(3,887,416)	￦	(6,877)	￦	5,433,554

	December 31, 2021
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

	(In millions of Korean won)
Land	￦	2,548,185	￦	—	￦	(4)	￦	2,548,181
Buildings		2,534,134		(851,730)		(5,747)		1,676,657
Leasehold improvements		977,853		(889,602)		—		88,251
Equipment and vehicles		2,093,461		(1,782,278)		—		311,183
Construction in-progress		39,579		—		—		39,579
Right-of-use assets		1,301,864		(725,817)		—		576,047

	￦	9,495,076	￦	(4,249,427)	￦	(5,751)	￦	5,239,898

14.1.2 Changes in property and equipment for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Beginning		Acquisition		Transfer 1		Disposal		Depreciation 2		Business combination		Others		Ending

	(In millions of Korean won)
Land	￦	2,430,794	￦	6,475	￦	(116,264)	￦	(2,578)	￦	—	￦	295,421	￦	(3,262)	￦	2,610,586
Buildings		1,502,923		43,592		190,917		(4,442)		(61,339)		100,984		(1,053)		1,771,582
Leasehold improvements		116,124		13,348		34,596		(574)		(73,394)		5,087		640		95,827
Equipment and vehicles		380,353		161,515		3,705		(1,990)		(221,697)		19,873		(1,101)		340,658
Construction in-progress		86,303		229,927		(291,336)		—		—		20,022		(726)		44,190
Right-of-use assets		550,880		426,405		53		(203,376)		(272,686)		55,656		13,779		570,711

	￦	5,067,377	￦	881,262	￦	(178,329)	￦	(212,960)	￦	(629,116)	￦	497,043	￦	8,277	￦	5,433,554

	2021
	Beginning		Acquisition		Transfer 1		Disposal		Depreciation 2		Business combination		Others		Ending

	(In millions of Korean won)
Land	￦	2,610,586	￦	1,106	￦	(81,690)	￦	(11,399)	￦	—	￦	—	￦	29,578	￦	2,548,181
Buildings		1,771,582		2,412		(79,802)		6,213		(69,118)		—		45,370		1,676,657
Leasehold improvements		95,827		13,079		40,148		(891)		(61,294)		—		1,382		88,251
Equipment and vehicles		340,658		153,459		2,488		(1,819)		(187,918)		537		3,778		311,183
Construction in-progress		44,190		129,682		(99,763)		(8,435)		—		—		(26,095)		39,579
Right-of-use assets		570,711		614,069		(9)		(324,104)		(288,980)		20		4,340		576,047

	￦	5,433,554	￦	913,807	￦	(218,628)	￦	(340,435)	￦	(607,310)	￦	557	￦	58,353	￦	5,239,898

1	Includes transfers with investment properties and assets held for sale.
2	Includes depreciation expenses amounting to ￦ 123 million and ￦ 196 million recorded as other operating expenses and others for the years ended December 31, 2020 and 2021, respectively.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2020 and 2021, are as follows:

	2020

	Beginning		Impairment		Reversal		Disposal and others		Ending

	(In millions of Korean won)
Accumulated impairment losses of property and equipment	￦	(6,877)	￦	(12)	￦	—	￦	12	￦	(6,877)
Accumulated impairment losses of right-of-use assets		(1,178)		—		—		1,178		—

	￦	(8,055)	￦	(12)	￦	—	￦	1,190	￦	(6,877)

	2021
	Beginning		Impairment		Reversal		Disposal and others		Ending

	(In millions of Korean won)
Accumulated impairment losses of property and equipment	￦	(6,877)	￦	—	￦	—	￦	1,126	￦	(5,751)
14.2 Investment Properties
14.2.1 Details of investment properties as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	1,568,508	￦	—	￦	(410)	￦	1,568,098
Buildings		1,092,737		(122,833)		(4,463)		965,441

	￦	2,661,245	￦	(122,833)	￦	(4,873)	￦	2,533,539

	December 31, 2021
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	1,577,800	￦	—	￦	(447)	￦	1,577,353
Buildings		1,089,761		(147,307)		(4,863)		937,591

	￦	2,667,561	￦	(147,307)	￦	(5,310)	￦	2,514,944

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2021, are as follows:

December 31, 2021
	Fair value	Valuation techniques	Inputs
(In millions of Korean won)
Land and buildings	￦ 124,021	Cost approach method	- Price per square meter - Replacement cost
	1,118,793	Market comparison method	- Price per square meter
	1,236,638	Discounted cash flow method	- Prospective rental market growth rate - Period of vacancy - Rental ratio - Discount rate and others
	232,950	Income approach method	- Discount rate - Capitalization rate - Vacancy rate
Fair value of investment properties amounts to ￦ 2,712,653 million and ￦ 2,712,402 million as of December 31, 2020 and 2021, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.
Rental income from above investment properties amounts to ￦ 157,652 million and ￦ 123,313 million for the years ended December 31, 2020 and 2021, respectively.
14.2.3 Changes in investment properties for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Beginning		Acquisition		Transfer*		Disposal		Depreciation		Business combination		Others		Ending
	(In millions of Korean won)
Land	￦	1,537,240	￦	34,529	￦	61,383	￦	(167,015)	￦	—	￦	106,944	￦	(4,983)	￦	1,568,098
Buildings		1,290,748		18,667		37,694		(378,332)		(38,717)		42,169		(6,788)		965,441

	￦	2,827,988	￦	53,196	￦	99,077	￦	(545,347)	￦	(38,717)	￦	149,113	￦	(11,771)	￦	2,533,539

	2021
	Beginning		Acquisition		Transfer*		Disposal		Depreciation		Others		Ending
	(In millions of Korean won)
Land	￦	1,568,098	￦	28,568	￦	22,410	￦	(63,546)	￦	—	￦	21,823	￦	1,577,353
Buildings		965,441		90,393		1,802		(112,159)		(28,933)		21,047		937,591

	￦	2,533,539	￦	118,961	￦	24,212	￦	(175,705)	￦	(28,933)	￦	42,870	￦	2,514,944

*	Includes transfers with property and equipment and assets held for sale.

15. Intangible Assets
15.1 Details of intangible assets as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
	(In millions of Korean won)
Goodwill	￦	887,259	￦	—	￦	(70,517)	￦	(53,160)	￦	763,582
Other intangible assets		4,928,003		(2,304,188)		(36,264)		—		2,587,551

	￦	5,815,262	￦	(2,304,188)	￦	(106,781)	￦	(53,160)	￦	3,351,133

	December 31, 2021
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
	(In millions of Korean won)
Goodwill	￦	887,259	￦	—	￦	(70,517)	￦	(10,335)	￦	806,407
Other intangible assets		5,227,231		(2,732,394)		(34,887)		—		2,459,950

	￦	6,114,490	￦	(2,732,394)	￦	(105,404)	￦	(10,335)	￦	3,266,357

15.2 Details of goodwill as of December 31, 2020 and 2021, are as follows:

	December 31, 2020				December 31, 2021
	Acquisition cost		Carrying amount *		Acquisition cost		Carrying amount *
	(In millions of Korean won)
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
Kookmin Bank Cambodia Plc.		1,202		—		1,202		—
KB Securities Co., Ltd.		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company		13,092		12,234		13,092		13,533
KB Daehan Specialized Bank Plc.		1,515		1,470		1,515		1,601
PRASAC Microfinance Institution Plc.		396,942		356,570		396,942		388,524
PT Sunindo Kookmin Best Finance		2,963		2,963		2,963		2,894
PT Bank KB Bukopin Tbk		89,220		80,002		89,220		85,893
PT. KB Finansia Multi Finance		51,820		49,153		51,820		52,772

	￦	887,259	￦	763,582	￦	887,259	￦	806,407

*	Includes the effect of exchange differences and others.
15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Beginning	Impairment		Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of goodwill	￦ (70,517)	￦	—	￦	—	￦ (70,517)

	2021
	Beginning	Impairment		Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of goodwill	￦ (70,517)	￦	—	￦	—	￦ (70,517)

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2021 are as follows:

		December 31, 2021
		Carrying amount of goodwill		Recoverable amount exceeding carrying amount		Discount rate (%)	Permanent growth rate (%)
		(In millions of Korean won)
Housing & Commercial Bank	Retail banking	￦	49,315	￦	5,767,992	18.57	1.00
	Corporate banking		15,973		2,004,756	18.96	1.00
	KB Securities Co., Ltd.		58,889		1,369,331	21.27	1.00
	KB Capital Co., Ltd.		79,609		204,215	24.01	1.00
	KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		57,404		542,790	14.37	1.00
	KB Securities Vietnam Joint Stock Company		13,533		35,525	22.09	1.00
	KB Daehan Specialized Bank Plc.		1,601		20,186	23.23	1.00
	PT Bank KB Bukopin Tbk		85,893		175,872	17.30	3.00
	PRASAC Microfinance Institution Plc.		388,524		247,992	23.02	3.00
	PT Sunindo Kookmin Best Finance		2,894		574	18.96	0.00
	PT. KB Finansia Multi Finance		52,772		49,744	17.57	1.00

		￦	806,407	￦	10,418,977

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment.
Cash-generating units to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit including the goodwill with the recoverable amount of the unit.
The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal is the amount obtainable from the disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If it is difficult to measure the amount obtainable from the disposal of the cash-generating unit, the disposal amount of a similar cash-generating unit in the past transaction is used by reflecting the characteristics of the cash-generating unit to be measured. If it is not possible to obtain reliable information to measure the fair value less costs of disposal, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The estimated future cash flows are based on the most recent financial budget approved by management with maximum period of 5 years. In relation to subsequent cash flows, it is assumed that cash flows will grow at a certain permanent growth rate. The key assumptions used for the estimation of the future cash flows are based on the market size and the Group’s market share. The discount rate is a pre-tax
rate that reflects assumptions regarding risk-free interest rate, market risk premium, and the risks specific to the cash-generating unit.

15.5 Details of intangible assets other than goodwill as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	6,222	￦	(2,936)	￦	(940)	￦	2,346
Software		1,800,686		(1,225,173)		(2,326)		573,187
Other intangible assets		690,665		(285,893)		(32,998)		371,774
VOBA		2,395,291		(759,672)		—		1,635,619
Right-of-use assets		35,139		(30,514)		—		4,625

	￦	4,928,003	￦	(2,304,188)	￦	(36,264)	￦	2,587,551

	December 31, 2021
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	3,056	￦	(1,953)	￦	—	￦	1,103
Software		1,996,646		(1,417,705)		—		578,941
Other intangible assets		797,107		(365,473)		(34,887)		396,747
VOBA		2,395,291		(915,746)		—		1,479,545
Right-of-use assets		35,131		(31,517)		—		3,614

	￦	5,227,231	￦	(2,732,394)	￦	(34,887)	￦	2,459,950

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Beginning		Acquisition & transfer		Disposal		Amortization 1		Business combination		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	2,853	￦	116	￦	(147)	￦	(476)	￦	—	￦	—	￦	2,346
Software		373,519		340,045		(4,444)		(153,876)		18,252		(309)		573,187
Other intangible assets 2		266,517		63,743		(9,527)		(47,948)		106,445		(7,456)		371,774
VOBA		1,809,485		—		—		(173,866)		—		—		1,635,619
Right-of-use assets		9,698		—		—		(5,026)		—		(47)		4,625

	￦	2,462,072	￦	403,904	￦	(14,118)	￦	(381,192)	￦	124,697	￦	(7,812)	￦	2,587,551

	2021
	Beginning		Acquisition & transfer		Disposal		Amortization 1		Business combination		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	2,346	￦	207	￦	(1,080)	￦	(370)	￦	—	￦	—	￦	1,103
Software		573,187		219,128		(838)		(216,073)		8,742		(5,205)		578,941
Other intangible assets 2		371,774		100,460		(16,907)		(59,761)		—		1,181		396,747
VOBA		1,635,619		—		—		(156,074)		—		—		1,479,545
Right-of-use assets		4,625		—		—		(1,012)		—		1		3,614

	￦	2,587,551	￦	319,795	￦	(18,825)	￦	(433,290)	￦	8,742	￦	(4,023)	￦	2,459,950

1	Includes ￦ 173,992 million and ￦ 189,791 million recorded as insurance expenses and other operating expenses for the years ended December 31, 2020 and 2021, respectively.
2
Impairment losses for membership right with indefinite useful life among other intangible assets are recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment losses are recognized when its recoverable amount is higher than its carrying amount.

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses of other intangible assets	￦ (31,652)	￦ (9,312)	￦	3,669	￦	1,031	￦ (36,264)

	2021
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses of other intangible assets	￦ (36,264)	￦ (5,306)	￦	2,939	￦	3,744	￦ (34,887)
16. Lease
16.1 The Group as a Lessee
16.1.1 Amounts recognized in the consolidated statements of financial position related to lease as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Right-of-use property and equipment:*
Real estate	￦	537,392	￦	544,075
Vehicles		16,218		18,416
Others		17,101		13,556

		570,711		576,047

Right-of-use intangible assets*		4,626		3,614

	￦	575,337	￦	579,661

Lease liabilities*	￦	559,113	￦	578,808

*	Included in property and equipment, intangible assets, and other liabilities.

16.1.2 Amounts recognized in the consolidated statements of comprehensive income related to lease for the years ended December 31, 2020 and 2021, are as follows:

	2020		2021
	(In millions of Korean won)
Depreciation and amortization of right-of-use assets:
Real estate	￦	246,058	￦	262,240
Vehicles		15,286		17,796
Others		11,342		8,944
Intangible assets		5,026		1,012

	￦	277,712	￦	289,992

Interest expenses on the lease liabilities	￦	13,492	￦	14,678
Expense relating to short-term lease		6,169		5,920
Expense relating to lease of low-value assets that are not short-term lease		7,130		8,434
Expense relating to variable lease payments not included in lease liabilities (included in administrative expenses)		438		262
Total cash outflows for lease for the years ended December 31, 2020 and 2021 are ￦ 245,151 million and ￦ 267,864 million, respectively.
16.2 The Group as a Lessor
16.2.1 The Group as a finance lessor
16.2.1.1 Gross investment in the lease and present value of minimum lease payments as of December 31, 2020 and 2021, are as follows:

	December 31, 2020				December 31, 2021
	Gross investment in the lease		Present value of minimum lease payments		Gross investment in the lease		Present value of minimum lease payments
	(In millions of Korean won)
Up to 1 year	￦	579,968	￦	354,588	￦	559,569	￦	379,439
1-5 years		958,125		551,777		808,256		540,219

	￦	1,538,093	￦	906,365	￦	1,367,825	￦	919,658

16.2.1.2 Unearned finance income on finance lease as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Gross investment in the lease	￦	1,538,093	￦	1,367,825
Net investment in the lease:
Present value of minimum lease payments		906,365		919,658
Present value of unguaranteed residual value		496,969		349,478

		1,403,334		1,269,136

Unearned finance income	￦	134,759	￦	98,689

16.2.2 The Group as an operating lessor
Future minimum lease payments to be received from the
non-cancellable
lease contracts as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Minimum lease payments to be received:
Up to 1 year	￦	792,935	￦	918,640
1-5 years		1,727,498		1,797,551
Over 5 years		84,733		299,984

	￦	2,605,166	￦	3,016,175

17. Deferred Income Tax Assets and Liabilities
17.1 Details of deferred income tax assets and liabilities as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	149,259	￦	—	￦	149,259
Allowances for credit losses		26,496		(3,356)		23,140
Impairment losses of property and equipment		3,992		(1,889)		2,103
Share-based payments		17,718		—		17,718
Provisions for acceptances and guarantees		17,046		—		17,046
Gains or losses on valuation of derivatives		20,645		(223,482)		(202,837)
Present value discount		17,058		(3,041)		14,017
Gains or losses on fair value hedge		21,060		—		21,060
Accrued interest		—		(125,835)		(125,835)
Deferred loan origination fees and costs		7,224		(226,821)		(219,597)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		338		(319,698)		(319,360)
Investments in subsidiaries and others		38,164		(111,589)		(73,425)
Gains or losses on valuation of security investment		73,857		(1,232,689)		(1,158,832)
Defined benefit liabilities		590,633		—		590,633
Accrued expenses		334,900		—		334,900
Retirement insurance expense		—		(541,317)		(541,317)
Adjustments to the prepaid contributions		—		(28,261)		(28,261)
Derivative-linked securities		78,202		(30,881)		47,321
Others		1,081,691		(740,462)		341,229

		2,478,283		(3,591,024)		(1,112,741)

Offsetting of deferred income tax assets and liabilities		(2,413,225)		2,413,225		—

	￦	65,058	￦	(1,177,799)	￦	(1,112,741)

	December 31, 2021
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	178,027	￦	—	￦	178,027
Allowances for credit losses		28,770		(3,008)		25,762
Impairment losses of property and equipment		9,198		(1,833)		7,365
Share-based payments		24,249		—		24,249
Provisions for acceptances and guarantees		33,091		—		33,091
Gains or losses on valuation of derivatives		41,289		(139,281)		(97,992)
Present value discount		14,254		(5,929)		8,325
Gains or losses on fair value hedge		—		(14,642)		(14,642)
Accrued interest		—		(140,852)		(140,852)
Deferred loan origination fees and costs		10,473		(223,170)		(212,697)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		—		(318,539)		(318,539)
Investments in subsidiaries and others		42,547		(159,411)		(116,864)
Gains or losses on valuation of security investment		104,168		(1,192,004)		(1,087,836)
Defined benefit liabilities		608,471		—		608,471
Accrued expenses		281,983		—		281,983
Retirement insurance expense		—		(573,895)		(573,895)
Adjustments to the prepaid contributions		—		(29,273)		(29,273)
Derivative-linked securities		2,241		(46,895)		(44,654)
Others*		1,031,411		(871,625)		159,786

		2,410,172		(3,722,060)		(1,311,888)

Offsetting of deferred income tax assets and liabilities		(2,251,079)		2,251,079		—

	￦	159,093	￦	(1,470,981)	￦	(1,311,888)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of Prudential Life Insurance Company of Korea Ltd., KB Insurance Co., Ltd., and others.
17.2 Unrecognized Deferred Income Tax Assets
17.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ￦ 372,410 million associated with investments in subsidiaries and others as of December 31, 2021, because it is not probable that these temporary differences will reverse in the foreseeable future.
17.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ￦ 107,067 million associated with others as of December 31, 2021, due to the uncertainty that these temporary differences will be realized in the future.
17.3 Unrecognized Deferred Income Tax Liabilities
17.3.1 No deferred income tax liabilities have been recognized for the taxable temporary differences of ￦ 404,147 million associated with investments in subsidiaries and others as of December 31, 2021, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.
17.3.2 No deferred income tax liabilities have been recognized as of December 31, 2021, for the taxable temporary differences of ￦ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

17.4 Changes in cumulative temporary differences for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Beginning		Business combination		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Gains or losses on fair value hedge	￦	44,085	￦	—	￦	44,085	￦	76,583	￦	76,583
Other provisions		424,383		6,383		426,457		540,396		544,705
Allowances for credit losses		2,018		105,505		96,885		83,111		93,749
Impairment losses of property and equipment		15,985		—		9,658		8,189		14,516
Deferred loan origination fees and costs		1,930		35,863		15,098		3,574		26,269
Share-based payments		63,092		5		55,601		54,589		62,085
Provisions for acceptances and guarantees		76,214		—		76,214		61,984		61,984
Gains or losses on valuation of derivatives		186,035		5,201		191,236		76,238		76,238
Present value discount		29,978		—		29,732		61,783		62,029
Investments in subsidiaries and others		185,380		—		47,034		232,655		371,001
Gains or losses on valuation of security investment		136,236		—		136,070		251,524		251,690
Defined benefit liabilities		2,118,942		94,105		227,010		313,122		2,299,159
Accrued expenses		911,599		75,498		911,599		1,144,785		1,220,283
Derivative-linked securities		477,307		—		477,307		284,370		284,370
Others*		1,669,025		2,068,207		1,170,462		1,081,994		3,648,764

		6,342,209		2,390,767		3,914,448		4,274,897		9,093,425

Unrecognized deferred income tax assets
Other provisions		4,788								3,054
Investments in subsidiaries and others		67,645								242,875
Others		125,158								75,831

		6,144,618								8,771,665
Tax rate (%)		27.5								27.5

Total deferred income tax assets	￦	1,703,764							￦	2,478,283

Taxable temporary differences
Accrued interest	￦	(401,337)	￦	(168,859)	￦	(394,255)	￦	(281,685)	￦	(457,626)
Allowances for credit losses		(11,877)		—		(11,877)		(12,203)		(12,203)
Impairment losses of property and equipment		(4,163)		—		(111)		117		(3,935)
Deferred loan origination fees and costs		(752,178)		—		(752,178)		(820,223)		(820,223)
Advanced depreciation provision		(6,192)		—		—		—		(6,192)
Gains or losses on valuation of derivatives		(576,743)		—		(576,743)		(812,662)		(812,662)
Present value discount		(15,278)		—		(15,278)		(10,916)		(10,916)
Goodwill arising from the merger		(65,288)		—		—		—		(65,288)
Gains or losses on revaluation		(1,197,566)		—		(80,036)		(45,008)		(1,162,538)
Investments in subsidiaries and others		(419,055)		—		(70,188)		(297,809)		(646,676)
Gains or losses on valuation of security investment		(906,790)		(3,060,750)		(899,660)		(1,358,042)		(4,425,922)
Retirement insurance expense		(1,775,740)		(61,789)		(162,764)		(288,296)		(1,963,061)
Adjustments to the prepaid contributions		(83,262)		—		(83,262)		(102,768)		(102,768)
Derivative-linked securities		(125,947)		—		(125,947)		(112,293)		(112,293)
Others*		(2,793,848)		(1,613)		(1,644,815)		(1,555,740)		(2,706,386)

		(9,135,264)		(3,293,011)		(4,817,114)		(5,697,528)		(13,308,689)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)								(65,288)
Investments in subsidiaries and others		(68,836)								(260,739)
Others		(1,247)								(1,042)

		(8,999,893)								(12,981,620)
Tax rate (%)		27.5								27.5

Total deferred income tax liabilities	￦	(2,489,587)							￦	(3,591,024)

	2021
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Gains or losses on fair value hedge	￦	76,583	￦	76,583	￦	—	￦	—
Other provisions		544,705		527,058		631,800		649,447
Allowances for credit losses		93,749		69,023		75,452		100,178
Impairment losses of property and equipment		14,516		4,361		23,290		33,445
Deferred loan origination fees and costs		26,269		13,719		25,536		38,086
Share-based payments		62,085		55,002		78,225		85,308
Provisions for acceptances and guarantees		61,984		61,984		120,332		120,332
Gains or losses on valuation of derivatives		76,238		76,238		149,817		149,817
Present value discount		62,029		61,783		51,586		51,832
Investments in subsidiaries and others		371,001		203,470		346,809		514,340
Gains or losses on valuation of security investment		251,690		252,497		368,886		368,079
Defined benefit liabilities		2,299,159		315,719		393,189		2,376,629
Accrued expenses		1,220,283		1,220,283		1,026,651		1,026,651
Derivative-linked securities		284,370		284,370		8,147		8,147
Others*		3,648,764		554,628		100,539		3,194,675

		9,093,425		3,776,718		3,400,259		8,716,966

Unrecognized deferred income tax assets
Other provisions		3,054						404
Investments in subsidiaries and others		242,875						372,410
Others		75,831						107,067

		8,771,665						8,237,085
Tax rate (%)		27.5						27.5

Total deferred income tax assets	￦	2,478,283					￦	2,410,172

Taxable temporary differences
Gains or losses on fair value hedge	￦	—	￦	—	￦	(53,243)	￦	(53,243)
Accrued interest		(457,626)		(442,101)		(496,663)		(512,188)
Allowances for credit losses		(12,203)		(12,203)		(10,939)		(10,939)
Impairment losses of property and equipment		(3,935)		(204)		—		(3,731)
Deferred loan origination fees and costs		(820,223)		(820,223)		(802,237)		(802,237)
Advanced depreciation provision		(6,192)		—		—		(6,192)
Gains or losses on valuation of derivatives		(812,662)		(804,383)		(498,197)		(506,476)
Present value discount		(10,916)		(10,916)		(21,469)		(21,469)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,162,538)		(48,981)		(44,765)		(1,158,322)
Investments in subsidiaries and others		(646,676)		(150,480)		(468,334)		(964,530)
Gains or losses on valuation of security investment		(4,425,922)		(2,552,447)		(2,394,100)		(4,267,575)
Retirement insurance expense		(1,963,061)		(228,784)		(346,368)		(2,080,645)
Adjustments to the prepaid contributions		(102,768)		(102,768)		(106,446)		(106,446)
Derivative-linked securities		(112,293)		(112,293)		(170,526)		(170,526)
Others*		(2,706,386)		(1,819,652)		(2,208,579)		(3,095,313)

		(13,308,689)		(7,105,435)		(7,621,866)		(13,825,120)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(260,739)						(404,147)
Others		(1,042)						(446)

		(12,981,620)						(13,355,239)
Tax rate (%)		27.5						27.5

Total deferred income tax liabilities	￦	(3,591,024)					￦	(3,722,060)

*	Includes PPA amount arising from the acquisition of Prudential Life Insurance Company of Korea Ltd., KB Insurance Co., Ltd., and others.

18. Assets Held for Sale and Assets of a Disposal Group Held for Sale
18.1 Assets Held for Sale
18.1.1 Details of assets held for sale as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Acquisition cost*		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	80,740	￦	(16,169)	￦	64,571	￦	68,321
Buildings held for sale		152,426		(24,887)		127,539		134,247
Other assets held for sale		10,676		(5,059)		5,617		5,801

	￦	243,842	￦	(46,115)	￦	197,727	￦	208,369

	December 31, 2021
	Acquisition cost*		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	115,099	￦	(16,528)	￦	98,571	￦	135,192
Buildings held for sale		170,892		(36,923)		133,969		149,569
Other assets held for sale		10,142		(5,364)		4,778		4,778

	￦	296,133	￦	(58,815)	￦	237,318	￦	289,539

*	Acquisition cost of buildings held for sale is net of accumulated depreciation amount immediately before the initial classification of the assets as held for sale.
18.1.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2021 are as follows:

	December 31, 2021
	Fair value		Valuation techniques 1	Unobservable inputs 2	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
	(In millions of Korean won)
Land and buildings	￦	289,539	Market comparison approach model and others	Adjustment index	0.68 ~ 1.95	Fair value increases as the adjustment index rises

1	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
2	Adjustment index is calculated using the time factor correction or local factors or individual factors.
Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

18.1.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Beginning	Provision	Reversal		Business combination	Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of assets held for sale	￦ (2,782)	￦ (11,593)	￦	—	￦ (45,433)	￦	13,693	￦ (46,115)

	2021
	Beginning	Provision	Reversal		Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of assets held for sale	￦ (46,115)	￦ (15,490)	￦	—	￦	2,790	￦ (58,815)
18.1.4 As of December 31, 2021, assets held for sale consist of 16 real estates of closed offices and 861 foreclosure assets on loans of PT Bank KB Bukopin Tbk, which were determined to sell by management, but not yet sold as of December 31, 2021. Negotiation with buyers is in process for the one closed office and the remaining 876 assets are also being actively marketed.
18.2 Assets of a Disposal Group Held for Sale
The Group decided to sell all of its shares in 498 Seventh KOR Holdco LP held by Hanwha US Equity Strategy Private Real Estate Fund No.3, which is a subsidiary and 498 Seventh KOR LLC held by 498 Seventh KOR Holdco LP. The Group classified assets of 498 Seventh KOR Holdco LP and 498 Seventh KOR LLC as assets of a disposal group held for sale, and classified currency translation differences as accumulated other comprehensive income relating to assets of a disposal group held for sale and has entered into a share transfer contract with JR REIT No.28 and is in the process of selling it accordingly as of December 31, 2021.
18.2.1 There is no liabilities of a disposal group held for sale and details of assets of a disposal group held for sale as of December 31, 2021 are as follows:

	December 31, 2021
	498 seventh Holdco LP		498 seventh KOR LLC		Total
	(In millions of Korean won)
Cash	￦	556	￦	512	￦	1,068
Investments in associates		—		169,424		169,424
Other assets		—		1,257		1,257

	￦	556	￦	171,193	￦	171,749

Assets of a disposal group held for sale are measured at the lower of its carrying amount and fair value less costs to sell. There is no impairment loss recognized as the fair value less costs to sell exceeds the carrying amount as of December 31, 2021.
18.2.2 Details of accumulated other comprehensive income relating to assets of a disposal group held for sale as of December 31, 2021 are as follows:

December 31, 2021
(In millions of Korean won)
Currency translation differences	￦ 7,671

19. Other Assets
19.1 Details of other assets as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Other financial assets
Other receivables	￦	10,628,272	￦	6,732,917
Accrued income		1,726,651		1,916,667
Guarantee deposits		1,099,618		1,035,522
Domestic exchange settlement debits		722,616		1,014,938
Others		117,330		204,940
Less: Allowances for credit losses		(119,762)		(143,205)
Less: Present value discount		(7,036)		(6,429)

		14,167,689		10,755,350

Other non-financial assets
Other receivables		1,091		1,764
Prepaid expenses		254,152		254,990
Guarantee deposits		3,906		7,268
Insurance assets		2,376,679		2,924,698
Separate account assets		10,210,047		10,556,935
Others		3,158,993		3,689,340
Less: Allowances for credit losses		(17,520)		(16,172)

		15,987,348		17,418,823

	￦	30,155,037	￦	28,174,173

19.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	104,629	￦	24,235	￦	128,864
Write-offs		(6,517)		(8,503)		(15,020)
Provision		22,153		1,726		23,879
Business combination		7,946		59		8,005
Others		(8,449)		3		(8,446)

Ending	￦	119,762	￦	17,520	￦	137,282

	2021
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	119,762	￦	17,520	￦	137,282
Write-offs		(3,504)		(380)		(3,884)
Provision (reversal)		25,387		(447)		24,940
Business combination		227		—		227
Others		1,333		(521)		812

Ending	￦	143,205	￦	16,172	￦	159,377

20. Financial Liabilities at Fair Value through Profit or Loss
20.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Financial liabilities at fair value through profit or loss
Borrowed securities sold	￦	1,934,735	￦	2,826,885
Others		91,216		112,699

		2,025,951		2,939,584

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		9,784,107		9,149,396

		9,784,107		9,149,396

	￦	11,810,058	￦	12,088,980

20.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Amount contractually required to pay at maturity	￦	9,583,186	￦	8,957,602
Carrying amount		9,784,107		9,149,396

Difference	￦	(200,921)	￦	(191,794)

21. Deposits
Details of deposits as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Demand deposits
Demand deposits in Korean won	￦	162,155,728	￦	180,560,022
Demand deposits in foreign currencies		14,473,832		15,955,246

		176,629,560		196,515,268

Time deposits
Time deposits in Korean won		149,435,968		155,799,563

		149,435,968		155,799,563

Time deposits in foreign currencies		10,043,679		15,594,718
Fair value adjustments of fair value hedged time deposits in foreign currencies		2,089		(1,319)

		10,045,768		15,593,399

		159,481,736		171,392,962

Certificates of deposits		2,468,924		4,115,688

	￦	338,580,220	￦	372,023,918

22. Borrowings
22.1 Details of borrowings as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
General borrowings	￦	32,312,859	￦	40,859,845
Bonds sold under repurchase agreements and others		16,334,365		14,374,863
Call money		1,179,932		1,677,666

	￦	49,827,156	￦	56,912,374

22.2 Details of general borrowings as of December 31, 2020 and 2021, are as follows:

		Lenders	Interest rate (%) as of December 31, 2021	December 31, 2020		December 31, 2021
				(In millions of Korean won)
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25	￦	6,463,267	￦	7,131,019
	Borrowings from the government	SEMAS and others	0.00 ~ 2.70		2,675,568		2,683,056
	Borrowings from banks	Shinhan Bank and others	1.70 ~ 5.30		137,952		171,482
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.20 ~ 4.74		2,203,702		1,935,906
	Other borrowings	The Korea Development Bank and others	0.00 ~ 4.90		9,717,382		13,292,759

					21,197,871		25,214,222

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—		292		2,143
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00 ~ 13.50		9,839,110		13,396,379
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	0.60 ~ 1.36		23,827		24,867
	Other borrowings	Bank of New York Mellon and others	0.00 ~ 2.80		1,251,759		2,222,234

					11,114,988		15,645,623

				￦	32,312,859	￦	40,859,845

22.3 Details of bonds sold under repurchase agreements and others as of December 31, 2020 and 2021, are as follows:

	Lenders	Interest rate (%) as of December 31, 2021	December 31, 2020		December 31, 2021
			(In millions of Korean won)
Bonds sold under repurchase agreements	Individuals, groups, and corporations	0.00~9.75	￦	16,329,799	￦	14,372,761
Bills sold	Counter sale	0.20~2.00		4,566		2,102

			￦	16,334,365	￦	14,374,863

22.4 Details of call money as of December 31, 2020 and 2021, are as follows:

	Lenders	Interest rate (%) as of December 31, 2021	December 31, 2020		December 31, 2021
			(In millions of Korean won)
Call money in Korean won	The Export-Import Bank of Korea and others	1.52	￦	510,000	￦	40,000
Call money in foreign currencies	Bank Mandiri and others	0.00~4.25		669,932		1,637,666

			￦	1,179,932	￦	1,677,666

23. Debentures
23.1 Details of debentures as of December 31, 2020 and 2021, are as follows:

	Interest rate (%) as of December 31, 2021	December 31, 2020		December 31, 2021
		(In millions of Korean won)
Debentures in Korean won
Structured debentures	5.65 ~ 8.62	￦	1,960	￦	910
Exchangeable bonds*	0.00		240,000		240,000
Subordinated fixed rate debentures	2.02 ~ 7.86		4,834,407		6,241,957
Fixed rate debentures	0.80 ~ 13.70		47,229,619		44,124,235
Floating rate debentures	1.24 ~ 2.57		3,190,000		6,893,782

			55,495,986		57,500,884

Fair value adjustments of fair value hedged debentures in Korean won			(6,839)		(79,877)
Less: Discount on debentures in Korean won			(32,028)		(38,976)
Less: Adjustment for exchange right of exchangeable bonds in Korean won			(14,957)		(11,719)

			55,442,162		57,370,312

Debentures in foreign currencies
Floating rate debentures	0.37 ~ 1.46		2,232,938		2,749,174
Fixed rate debentures	0.05 ~ 12.00		5,030,580		7,312,966

			7,263,518		10,062,140

Fair value adjustments of fair value hedged debentures in foreign currencies			81,333		27,953
Less: Discount on debentures in foreign currencies			(26,326)		(30,217)

			7,318,525		10,059,876

		￦	62,760,687	￦	67,430,188

*
Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ￦ 48,000. Exercise period for exchange right is from the 60th day of the issuance date to 10 days before the maturity date.

23.2 Changes in debentures based on par value for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Beginning		Issue		Repayment		Business combination		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	33,310	￦	—	￦	(1,350)	￦	—	￦	(30,000)	￦	1,960
Exchangeable bonds		—		240,000		—		—		—		240,000
Subordinated fixed rate debentures		3,386,590		2,150,000		(702,183)		—		—		4,834,407
Fixed rate debentures		40,596,755		111,677,084		(105,044,220)		—		—		47,229,619
Floating rate debentures		1,580,000		2,010,000		(400,000)		—		—		3,190,000

		45,596,655		116,077,084		(106,147,753)		—		(30,000)		55,495,986

Debentures in foreign currencies
Floating rate debentures		2,227,607		823,478		(675,075)		—		(143,072)		2,232,938
Fixed rate debentures		3,094,196		2,909,967		(937,972)		277,087		(312,698)		5,030,580

		5,321,803		3,733,445		(1,613,047)		277,087		(455,770)		7,263,518

	￦	50,918,458	￦	119,810,529	￦	(107,760,800)	￦	277,087	￦	(485,770)	￦	62,759,504

	2021
	Beginning		Issue		Repayment		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	1,960	￦	—	￦	(1,050)	￦	—	￦	910
Exchangeable bonds		240,000		—		—		—		240,000
Subordinated fixed rate debentures		4,834,407		1,409,000		(1,450)		—		6,241,957
Fixed rate debentures		47,229,619		110,295,448		(113,400,832)		—		44,124,235
Floating rate debentures		3,190,000		6,085,064		(2,381,282)		—		6,893,782

		55,495,986		117,789,512		(115,784,614)		—		57,500,884

Debentures in foreign currencies
Floating rate debentures		2,232,938		810,920		(500,901)		206,217		2,749,174
Fixed rate debentures		5,030,580		3,195,539		(1,224,070)		310,917		7,312,966

		7,263,518		4,006,459		(1,724,971)		517,134		10,062,140

	￦	62,759,504	￦	121,795,971	￦	(117,509,585)	￦	517,134	￦	67,563,024

24. Provisions
24.1 Details of provisions as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Provisions for credit losses of unused loan commitments	￦	298,753	￦	308,640
Provisions for credit losses of acceptances and guarantees		62,254		121,104
Provisions for credit losses of financial guarantee contracts		6,348		5,351
Provisions for restoration costs		151,696		152,186
Others *		195,852		221,323

	￦	714,903	￦	808,604

*	Includes provisions for redemption-suspended funds.
24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
	(In millions of Korean won)
Beginning	￦	127,297	￦	71,464	￦	9,387	￦	24,961	￦	36,012	￦	16,786
Transfer between stages:
Transfer to 12-month expected credit losses		23,318		(21,694)		(1,624)		194		(191)		(3)
Transfer to lifetime expected credit losses		(13,431)		15,991		(2,560)		(486)		486		—
Impairment		(304)		(3,474)		3,778		(5)		(461)		466
Provision (reversal) for credit losses		24,583		65,449		(412)		9,482		(20,389)		(2,734)
Business combination		19,426		—		—		—		—		—
Others (exchange differences, etc.)		(18,168)		(273)		—		(1,058)		(619)		(187)

Ending*	￦	162,721	￦	127,463	￦	8,569	￦	33,088	￦	14,838	￦	14,328

	2021
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
	(In millions of Korean won)
Beginning	￦	162,721	￦	127,463	￦	8,569	￦	33,088	￦	14,838	￦	14,328
Transfer between stages:
Transfer to 12-month expected credit losses		38,831		(37,595)		(1,236)		3,958		(203)		(3,755)
Transfer to lifetime expected credit losses		(27,308)		28,203		(895)		(3,973)		3,982		(9)
Impairment		(457)		(1,002)		1,459		(10)		(85)		95
Provision (reversal) for credit losses		(22,543)		29,145		127		(7,425)		64,178		711
Business combination		813		—		—		—		—		—
Others (exchange differences, etc.)		1,940		405		—		1,759		(540)		167

Ending*	￦	153,997	￦	146,619	￦	8,024	￦	27,397	￦	82,170	￦	11,537

*
Includes additional provisions of ￦ 14,974 million and ￦ 15,664 million for industries and borrowers which are highly affected by
COVID-19
and ￦ 28,385 million and ￦ 33,393 million due to expanding the scope of the loans subject to lifetime expected credit losses
(non-impaired)
as of December 31, 2020 and 2021, respectively.

24.3 Changes in provisions for credit losses of financial guarantee contracts for the years ended December 31, 2020 and 2021, are as follows:

	2020		2021
	(In millions of Korean won)
Beginning	￦	6,063	￦	6,348
Provision (reversal)		280		(830)
Others		5		(167)

Ending	￦	6,348	￦	5,351

24.4 Changes in provisions for restoration costs for the years ended December 31, 2020 and 2021, are as follows:

	2020		2021
	(In millions of Korean won)
Beginning	￦	120,340	￦	151,696
Provision		14,192		11,350
Reversal		(2,010)		(2,075)
Used		(9,469)		(15,739)
Unwinding of discount		2,372		1,589
Effect of changes in discount rate		23,886		5,365
Business combination		2,385		—

Ending	￦	151,696	￦	152,186

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.
24.5 Changes in other provisions for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Membership rewards program		Dormant accounts		Litigations		Others		Total
	(In millions of Korean won)
Beginning	￦	14,669	￦	3,579	￦	28,690	￦	68,681	￦	115,619
Increase		76,138		2,607		19,186		89,361		187,292
Decrease		(71,306)		(3,179)		(9,725)		(28,173)		(112,383)
Business combination		—		—		2,366		2,958		5,324

Ending	￦	19,501	￦	3,007	￦	40,517	￦	132,827	￦	195,852

	2021
	Membership rewards program		Dormant accounts		Litigations		Others		Total
	(In millions of Korean won)
Beginning	￦	19,501	￦	3,007	￦	40,517	￦	132,827	￦	195,852
Increase		77,384		3,429		18,670		71,972		171,455
Decrease		(73,983)		(3,374)		(4,190)		(64,614)		(146,161)
Others		—		—		171		6		177

Ending	￦	22,902	￦	3,062	￦	55,168	￦	140,191	￦	221,323

25. Net Defined Benefit Liabilities
25.1 Defined Benefit Plan
The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.
The net defined benefit liabilities recognized in the consolidated statement of financial position are calculated by the independent actuary in accordance with actuarial valuation method. The defined benefit obligation is calculated using the projected unit credit method. Assumptions based on market data and historical data such as discount rate, future salary increase rate, mortality, and consumer price index are used which are updated annually.
Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends which may affect net defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income.

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	2,299,476	￦	(2,088,710)	￦	210,766
Current service cost		233,273		—		233,273
Past service cost		(16,197)		—		(16,197)
Gains on settlement		(1,912)		—		(1,912)
Interest expense (income)		46,178		(41,435)		4,743
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(9,611)		—		(9,611)
Actuarial gains and losses by changes in financial assumptions		4,995		—		4,995
Actuarial gains and losses by experience adjustments		16,292		—		16,292
Return on plan assets (excluding amounts included in interest income)		—		6,308		6,308
Contributions by the Group		—		(268,918)		(268,918)
Contributions by the employees		—		(248)		(248)
Payments from plans (settlement)		(8,162)		8,162		—
Payments from plans (benefit payments)		(148,468)		144,546		(3,922)
Payments from the Group		(34,361)		—		(34,361)
Transfer in		9,673		(9,027)		646
Transfer out		(8,635)		8,635		—
Effect of exchange differences		(724)		5		(719)
Effect of business acquisition and disposal		110,080		(62,271)		47,809
Others		26		—		26

Ending*	￦	2,491,923	￦	(2,302,953)	￦	188,970

	2021
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
	(In millions of Korean won)
Beginning	￦	2,491,923	￦	(2,302,953)	￦	188,970
Current service cost		241,448		—		241,448
Past service cost		451		—		451
Gains on settlement		(4,311)		—		(4,311)
Interest expense (income)		47,481		(44,560)		2,921
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		27,611		—		27,611
Actuarial gains and losses by changes in financial assumptions		52,684		—		52,684
Actuarial gains and losses by experience adjustments		(24,592)		—		(24,592)
Return on plan assets (excluding amounts included in interest income)		—		9,438		9,438
Contributions by the Group		—		(319,601)		(319,601)
Contributions by the employees		—		(17,574)		(17,574)
Payments from plans (settlement)		(6,961)		6,944		(17)
Payments from plans (benefit payments)		(221,276)		221,274		(2)
Payments from the Group		(34,242)		—		(34,242)
Transfer in		9,854		(9,292)		562
Transfer out		(9,292)		9,292		—
Effect of exchange differences		1,670		(47)		1,623
Effect of business acquisition and disposal		21		—		21
Others		48		—		48

Ending*	￦	2,572,517	￦	(2,447,079)	￦	125,438

*
The net defined benefit liabilities of ￦ 188,970 million is calculated by subtracting ￦ 50,597 million of net defined benefit assets from ￦ 239,567 million of net defined benefit liabilities as of December 31, 2020. The net defined benefit liabilities of ￦ 125,438 million is calculated by subtracting ￦ 100,083 million of net defined benefit assets from ￦ 225,521 million of net defined benefit liabilities as of December 31, 2021.

25.3 Details of net defined benefit liabilities as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Present value of defined benefit obligation	￦	2,491,923	￦	2,572,517
Fair value of plan assets		(2,302,953)		(2,447,079)

Net defined benefit liabilities	￦	188,970	￦	125,438

25.4 Details of post-employment benefits recognized in profit or loss for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Current service cost	￦	227,576	￦	233,273	￦	241,448
Past service cost		2,276		(16,197)		451
Net interest expense on net defined benefit liabilities		5,545		4,743		2,921
Gains on settlement		—		(1,912)		(4,311)

Post-employment benefits *	￦	235,397	￦	219,907	￦	240,509

*
Includes post-employment benefits amounting to ￦ 2,575 million and￦ 2,840 million recognized as other operating expenses and ￦ 121 million and ￦ 176 million recognized as prepayment for the years ended December 31, 2019 and 2020, and post-employment benefits amounting to ￦ 3,194 million recognized as other operating expenses for the year ended December 31, 2021.

25.5 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income (loss) for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	￦	(11,116)	￦	(6,308)	￦	(9,438)
Actuarial gains and losses		(64,083)		(11,676)		(55,703)
Income tax effect		20,676		4,949		18,638
Effect of exchange differences		—		(399)		993

Remeasurements after income tax expense	￦	(54,523)	￦	(13,434)	￦	(45,510)

25.6 Details of fair value of plan assets as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	2,299,500	￦	2,299,500
Derivative instruments		—		1,930		1,930
Investment fund		—		1,523		1,523

	￦	—	￦	2,302,953	￦	2,302,953

	December 31, 2021
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	2,441,324	￦	2,441,324
Derivative instruments		—		3,427		3,427
Investment fund		—		2,328		2,328

	￦	—	￦	2,447,079	￦	2,447,079

25.7 Details of significant actuarial assumptions used as of December 31, 2020 and 2021, are as follows:

	December 31, 2020	December 31, 2021
Discount rate (%)	0.90~2.00	1.80~2.70
Salary increase rate (%)	0.00~7.50	0.00~7.50
Turnover rate (%)	0.00~50.00	0.00~50.00
Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.
25.8 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2021, are as follows:

	Changes in assumptions		Effect on defined benefit obligation
			Increase in assumptions	Decrease in assumptions
Discount rate	0.5	%p	4.24% decrease	4.56% increase
Salary increase rate	0.5	%p	4.27% increase	4.02% decrease
Turnover rate	0.5	%p	0.37% decrease	0.38% increase
The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the consolidated statement of financial position.
25.9 Expected maturity analysis of undiscounted pension benefit payments (including expected future benefit) as of December 31, 2021, are as follows:

	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
	(In millions of Korean won)
Pension benefits *	￦	89,554	￦	177,777	￦	709,744	￦	1,466,517	￦	5,258,052	￦	7,701,644

*	Amount determined under the promotion compensation type defined contribution plan is excluded.
The weighted average duration of the defined benefit obligation is 1 ~ 11 years
.
25.10 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2021 is
￦
224,658 million.

26. Other Liabilities
Details of other liabilities as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Other financial liabilities
Other payables	￦	14,247,067	￦	11,175,682
Prepaid card and debit card payables		31,184		33,972
Accrued expenses		2,787,360		2,620,819
Financial guarantee contracts liabilities		49,286		52,603
Deposits for letter of guarantees and others		1,103,876		1,093,680
Domestic exchange settlement credits		938,039		5,125,430
Foreign exchange settlement credits		134,678		169,264
Due to trust accounts		7,542,955		7,033,849
Liabilities incurred from agency relationships		765,844		739,276
Account for agency business		400,507		423,798
Dividend payables		478		474
Lease liabilities		559,113		578,808
Others		51,901		446,747

		28,612,288		29,494,402

Other non-financial liabilities
Other payables		386,094		348,003
Unearned revenue		669,908		656,375
Accrued expenses		815,941		956,461
Deferred revenue on credit card points		211,815		214,053
Withholding taxes		180,092		164,333
Separate account liabilities		10,701,404		11,071,159
Others		226,481		225,696

		13,191,735		13,636,080

	￦	41,804,023	￦	43,130,482

27. Equity
27.1 Share Capital
27.1.1 Details of share capital as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
Type of share	Ordinary share		Ordinary share
	(In millions of Korean won and in number of shares)
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	￦	5,000	￦	5,000
Number of issued shares		415,807,920		415,807,920
Share capital	￦	2,090,558	￦	2,090,558

27.1.2 Changes in outstanding shares for the years ended December 31, 2020 and 2021, are as follows:

	2020	2021
	(In number of shares)
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	—	—

Ending	389,634,335	389,634,335

27.2 Hybrid Securities
Details of hybrid securities classified as equity as of December 31, 2020 and 2021, are as follows:

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of December 31, 2021	December 31, 2020		December 31, 2021
				(In millions of Korean won)
The 1-1 st	May 2, 2019	Perpetual bond	3.23	￦	349,309	￦	349,309
The 1-2 nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1 st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2 nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1 st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2 nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1 st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2 nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1 st	Feb. 19, 2021	Perpetual bond	2.67		—		419,071
The 5-2 nd	Feb. 19, 2021	Perpetual bond	2.87		—		59,862
The 5-3 rd	Feb. 19, 2021	Perpetual bond	3.28		—		119,727
The 6-1 st	May 28, 2021	Perpetual bond	3.20		—		165,563
The 6-2 nd	May 28, 2021	Perpetual bond	3.60		—		109,708
The 7-1 st	Oct. 8, 2021	Perpetual bond	3.57		—		208,468
The 7-2 nd	Oct. 8, 2021	Perpetual bond	3.80		—		59,834

				￦	1,695,988	￦	2,838,221

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ￦ 574,580 million issued by Kookmin Bank are recognized as non-controlling
interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.
27.3 Capital Surplus
Details of capital surplus as of December 31, 2020 and 2021, are as follows

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Paid-in capital in excess of par value	￦	13,190,274	￦	13,190,274
Losses on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,002,714		4,219,356
Consideration for exchange right of exchangeable bonds		11,933		11,933

	￦	16,723,589	￦	16,940,231

27.4 Accumulated Other Comprehensive Income
Details of accumulated other comprehensive income as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(282,650)	￦	(328,392)
Currency translation differences		(131,113)		96,534
Gains on financial instruments at fair value through other comprehensive income		717,230		918,927
Share of other comprehensive loss of associates and joint ventures		(3,529)		(2,980)
Losses on cash flow hedging instruments		(28,597)		(7,733)
Gains (losses) on hedging instruments of net investments in foreign operations		22,277		(35,658)
Other comprehensive income (loss) arising from separate account		8,698		(55,116)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,507)		2,208
Gains on overlay adjustment		339,202		459,484
Assets of a disposal group held for sale		—		7,671

	￦	630,011	￦	1,054,945

27.5 Retained Earnings
Details of retained earnings as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Legal reserves 1	￦	557,405	￦	695,347
Voluntary reserves		982,000		982,000
Unappropriated retained earnings 2		21,001,211		23,995,468

	￦	22,540,616	￦	25,672,815

1
With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in
capital in accordance with Article 53 of the Financial Holding Company Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

2	Retained earnings restricted for dividend at subsidiaries level pursuant to laws and regulations amounts to ￦ 4,116,579 million as of December 31, 2021.

27.6 Treasury Shares
Changes in treasury shares for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Beginning		Acquisition		Disposal		Ending
	(In millions of Korean won and in number of shares)
Number of treasury shares *		26,173,585		—		—		26,173,585
Carrying amount	￦	1,136,188	￦	—	￦	—	￦	1,136,188

	2021
	Beginning		Acquisition		Disposal		Ending
	(In millions of Korean won and in number of shares)
Number of treasury shares *		26,173,585		—		—		26,173,585
Carrying amount	￦	1,136,188	￦	—	￦	—	￦	1,136,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.
28. Net Interest Income
Details of interest income, interest expense, and net interest income for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Interest income
Due from financial institutions measured at fair value through profit or loss	￦	2,685	￦	649	￦	1,723
Securities measured at fair value through profit or loss		668,377		647,840		579,128
Loans measured at fair value through profit or loss		33,001		10,876		9,537
Securities measured at fair value through other comprehensive income		774,864		719,434		784,980
Loans measured at fair value through other comprehensive income		14,708		7,899		4,618
Due from financial institutions measured at amortized cost		150,635		92,155		66,375
Securities measured at amortized cost		599,519		627,201		765,656
Loans measured at amortized cost		12,247,493		12,177,822		12,745,780
Others		147,905		201,871		253,081

		14,639,187		14,485,747		15,210,878

Interest expense
Deposits		3,481,121		2,916,794		2,218,556
Borrowings		596,425		572,946		510,385
Debentures		1,240,566		1,186,310		1,169,708
Others		124,288		87,423		82,657

		5,442,400		4,763,473		3,981,306

Net interest income	￦	9,196,787	￦	9,722,274	￦	11,229,572

Interest income recognized on impaired loans is ￦ 54,033 million, ￦ 56,606 million and ￦ 52,638 million for the years ended December 31, 2019, 2020 and 2021, respectively.

29. Net Fee and Commission Income
Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Fee and commission income
Banking activity fees	￦	214,512	￦	189,100	￦	178,412
Lending activity fees		83,916		91,663		82,184
Credit card and debit card related fees		1,316,636		1,378,450		1,526,911
Agent activity fees		172,211		196,518		205,206
Trust and other fiduciary fees		388,352		331,827		408,834
Fund management related fees		153,798		154,612		178,090
Acceptances and guarantees fees		48,122		54,108		49,782
Foreign currency related fees		134,145		173,313		245,299
Securities agency fees		145,846		172,097		174,709
Other business account commission on consignment		36,813		40,461		39,178
Commissions received on securities business		445,987		793,278		881,407
Lease fees		428,195		636,301		897,983
Others		310,714		315,296		455,611

		3,879,247		4,527,024		5,323,606

Fee and commission expense
Trading activity related fees *		28,869		38,497		54,857
Lending activity fees		26,040		33,444		42,981
Credit card and debit card related fees		892,391		848,823		831,724
Outsourcing related fees		190,312		216,962		210,480
Foreign currency related fees		42,902		49,435		51,931
Others		343,729		380,924		506,050

		1,524,243		1,568,085		1,698,023

Net fee and commission income	￦	2,355,004	￦	2,958,939	￦	3,625,583

*	Fees from financial instruments at fair value through profit or loss

30. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss
30.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss
Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	￦	1,613,946	￦	2,061,505	￦	1,804,112
Equity securities		428,646		725,072		733,823

		2,042,592		2,786,577		2,537,935

Derivatives held for trading:
Interest rate		2,685,998		2,632,246		4,820,712
Currency		5,251,597		8,335,594		7,492,806
Stock or stock index		2,612,422		2,808,284		1,603,501
Credit		41,548		28,434		20,147
Commodity		15,240		18,097		21,864
Others		212,731		231,901		145,879

		10,819,536		14,054,556		14,104,909

Financial liabilities at fair value through profit or loss		46,750		28,160		72,585
Other financial instruments		5,811		689		6,753

		12,914,689		16,869,982		16,722,182

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		752,999		1,040,285		1,280,960
Equity securities		315,743		444,554		426,431

		1,068,742		1,484,839		1,707,391

Derivatives held for trading:
Interest rate		2,758,205		2,687,114		4,669,893
Currency		5,118,095		8,191,456		7,422,604
Stock or stock index		1,585,086		2,558,205		1,604,027
Credit		42,172		19,213		14,051
Commodity		9,437		21,797		14,815
Others		190,979		253,406		175,411

		9,703,974		13,731,191		13,900,801

Financial liabilities at fair value through profit or loss		94,426		153,227		80,790
Other financial instruments		5,704		116		6,839

		10,872,846		15,369,373		15,695,821

Net gains on financial instruments at fair value through profit or loss	￦	2,041,843	￦	1,500,609	￦	1,026,361

30.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss
Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	￦	555,749	￦	654,045	￦	623,929

		555,749		654,045		623,929

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		1,953,720		1,143,288		654,986

		1,953,720		1,143,288		654,986

Net losses on financial instruments designated at fair value through profit or loss	￦	(1,397,971)	￦	(489,243)	￦	(31,057)

31. Net Other Operating Income and Expenses
Details of other operating income and expenses for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	￦	796	￦	351	￦	2
Gains on disposal of financial instruments at fair value through other comprehensive income		222,371		304,217		126,710

		223,167		304,568		126,712

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		80,746		180,038		136,620
Gains on redemption of securities measured at amortized cost		—		—		126
Gains on disposal of securities measured at amortized cost		—		229		41

		80,746		180,267		136,787

Gains on loans measured at fair value through other comprehensive income:
Gains on sale of loans measured at fair value through other comprehensive income		—		—		226

		—		—		226

Gains on foreign exchange transactions		2,183,703		3,634,987		3,878,089
Dividend income		54,768		45,125		33,805
Others		321,244		591,798		753,575

		2,863,628		4,756,745		4,929,194

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		—		320		2,172
Losses on disposal of financial instruments at fair value through other comprehensive income		16,975		19,159		222,512

		16,975		19,479		224,684

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		19,439		16,061		14,669
Losses on redemption of securities measured at amortized cost		—		—		6
Losses on disposal of securities measured at amortized cost		—		6,513		2

		19,439		22,574		14,677

Losses on foreign exchange transactions		1,970,294		3,530,618		3,570,783
Deposit insurance fee		469,015		507,621		550,677
Credit guarantee fund fee		213,911		242,216		263,297
Depreciation expenses of operating lease assets		247,374		423,684		602,908
Others		989,944		1,510,483		1,625,735

		3,926,952		6,256,675		6,852,761

Net other operating expenses	￦	(1,063,324)	￦	(1,499,930)	￦	(1,923,567)

32. General and Administrative Expenses
32.1 Details of general and administrative expenses for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Expenses related to employee
Employee benefits—salaries	￦	2,557,821	￦	2,789,201	￦	3,007,439
Employee benefits—others		848,421		871,014		927,665
Post-employment benefits—defined benefit plans		232,701		216,891		237,315
Post-employment benefits—defined contribution plans		27,924		37,328		37,731
Termination benefits		239,790		361,098		322,970
Share-based payments		49,418		49,364		101,935

		3,956,075		4,324,896		4,635,055

Depreciation and amortization		784,431		874,911		850,614

Other general and administrative expenses
Rental expense		109,745		116,325		112,902
Tax and dues		238,670		260,071		268,383
Communication		48,749		53,596		60,221
Electricity and utilities		29,161		32,298		36,565
Publication		15,136		13,988		13,417
Repairs and maintenance		23,947		32,448		53,218
Vehicle		11,537		14,314		16,901
Travel		21,452		12,251		13,271
Training		31,451		27,610		34,056
Service fees		227,631		238,787		260,298
Electronic data processing expenses		258,456		280,773		314,511
Advertising		228,826		236,618		210,187
Others		286,538		295,926		321,254

		1,531,299		1,615,005		1,715,184

	￦	6,271,805	￦	6,814,812	￦	7,200,853

32.2 Share-based Payments
32.2.1 Stock grants
The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set
performance targets over the vesting period.
32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2021, are as follows:

	Grant date	Number of granted shares 1	Vesting conditions 2
		(In number of shares)
KB Financial Group Inc.
Series 22	Apr. 1, 2019	3,278	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 23	May 27, 2019	1,436	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 25	Jan. 1, 2020	36,103	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 27	Jun. 16, 2020	184	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 28	Nov. 21, 2020	68,135	Services fulfillment, market performance 3 35%, and non-market performance 5 65%
Series 29	Jan. 1, 2021	94,120	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 30	Apr. 1, 2021	3,069	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 31	May 27, 2021	1,344	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 32	Aug. 20, 2021	125	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Deferred grant in 2015		5,303	Satisfied
Deferred grant in 2016		6,119	Satisfied
Deferred grant in 2017		2,249	Satisfied
Deferred grant in 2018		3,863	Satisfied
Deferred grant in 2019		15,189	Satisfied
Deferred grant in 2020		45,661	Satisfied

		286,178

Kookmin Bank
Series 76	Apr. 1, 2019	5,765	Services fulfillment, market performance 3 30~50%, and non-market performance 4 50~70%
Series 77	May 27, 2019	4,396	Services fulfillment, market performance 3 30~50%, and non-market performance 4 50~70%
Series 78	Nov. 21, 2019	36,443	Services fulfillment, market performance 3 30%, and non-market performance 6 70%
Series 79	Jan. 1, 2020	223,517	Services fulfillment, market performance 3 0~50%, and non-market performance 4 50~100%
Series 80	Mar. 1, 2020	7,943	Services fulfillment, market performance 3 30~50%, and non-market performance 4 50~70%
Series 81	Jan. 1, 2021	234,366	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%

	Grant date	Number of granted shares 1	Vesting conditions 2
		(In number of shares)
Series 82	Mar. 1, 2021	18,202	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 83	Apr. 1, 2021	7,871	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 84	May 27, 2021	4,032	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Deferred grant in 2015		760	Satisfied
Deferred grant in 2016		12,671	Satisfied
Deferred grant in 2017		9,763	Satisfied
Deferred grant in 2018		33,916	Satisfied
Deferred grant in 2019		66,067	Satisfied
Deferred grant in 2020		80,634	Satisfied

		746,346

Other subsidiaries
Stock granted in 2010		106	Services fulfillment, market performance 3 0~50%, and non-market performance 4 50~100%
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,602
Stock granted in 2016		5,713
Stock granted in 2017		17,820
Stock granted in 2018		62,610
Stock granted in 2019		76,872
Stock granted in 2020		375,558
Stock granted in 2021		425,583

		969,002

		2,001,526

1
Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2021 (Deferred grants are residual shares vested as of December 31, 2021).

2
Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

3
Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

4	Performance results of company and employee
5	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return on Investment), Profit from non-banking segments
6	EPS, Asset Quality

32.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2021, are as follows:

	Estimated number of vested shares*	Vesting conditions
	(In number of shares)
KB Financial Group Inc.
Stock granted in 2015	5,352	Satisfied
Stock granted in 2016	5,409	Satisfied
Stock granted in 2017	2,489	Satisfied
Stock granted in 2018	7,400	Satisfied
Stock granted in 2019	18,692	Satisfied
Stock granted in 2020	34,658	Satisfied
Stock granted in 2021	34,965	Proportional to service period
Kookmin Bank
Stock granted in 2015	5,019	Satisfied
Stock granted in 2016	12,867	Satisfied
Stock granted in 2017	3,862	Satisfied
Stock granted in 2018	38,067	Satisfied
Stock granted in 2019	83,778	Satisfied
Stock granted in 2020	135,336	Satisfied
Stock granted in 2021	109,561	Proportional to service period
Other subsidiaries
Stock granted in 2015	7,777	Satisfied
Stock granted in 2016	34,345	Satisfied
Stock granted in 2017	58,052	Satisfied
Stock granted in 2018	226,242	Satisfied
Stock granted in 2019	408,353	Satisfied
Stock granted in 2020	606,891	Satisfied
Stock granted in 2021	267,649	Proportional to service period

	2,106,764

*
Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2021, are as follows:

	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
	(In Korean won)
Linked to long-term performance
(KB Financial Group Inc.)
Series 22	1.35	50,023~56,379	50,023~56,379
Series 23	1.35	50,023~56,379	50,023~56,379
Series 25	1.35	50,023~56,379	50,023~56,379
Series 27	1.35	—	48,344~51,523
Series 28	1.35	43,391~47,774	46,978~51,724
Series 29	1.35	48,344~56,379	48,344~56,379
Series 30	1.35	46,800~51,523	46,800~51,523
Series 31	1.35	46,800~51,523	46,800~51,523
Series 32	1.35	50,023~56,379	50,023~56,379
Deferred grant in 2015	1.35	—	48,344~56,379
Deferred grant in 2016	1.35	—	51,523~56,379
Deferred grant in 2017	1.35	—	53,308~56,379
Deferred grant in 2018	1.35	—	51,523~56,379
Deferred grant in 2019	1.35	—	53,308~56,379
Deferred grant in 2020	1.35	—	48,344~56,379
(Kookmin Bank)
Series 76	1.35	50,023~56,379	50,023~56,379
Series 77	1.35	50,023~56,379	50,023~56,379
Series 78	1.35	49,885~56,223	50,023~56,379
Series 79	1.35	50,023~56,379	50,023~56,379
Series 80	1.35	48,344~53,308	48,344~53,308
Series 81	1.35	48,344~56,379	48,344~56,379
Series 82	1.35	46,800~51,523	46,800~51,523
Series 83	1.35	46,800~51,523	46,800~51,523
Series 84	1.35	46,800~51,523	46,800~51,523
Grant deferred in 2015	1.35	—	56,379~56,379
Grant deferred in 2016	1.35	—	47,153~56,379
Grant deferred in 2017	1.35	—	51,523~56,379
Grant deferred in 2018	1.35	—	51,523~56,379
Grant deferred in 2019	1.35	—	45,096~56,379
Grant deferred in 2020	1.35	—	51,523~56,379
(Other subsidiaries)
Stock granted in 2010	1.35	—	53,308~53,308
Stock granted in 2011	1.35	—	53,308~53,308
Stock granted in 2012	1.35	—	51,523~53,308
Stock granted in 2013	1.35	—	51,523~53,308
Stock granted in 2014	1.35	—	51,523~51,523
Stock granted in 2015	1.35	—	46,800~56,379
Stock granted in 2016	1.35	—	46,436~56,502
Stock granted in 2017	1.35	—	45,096~61,294
Stock granted in 2018	1.35	—	45,096~56,502
Stock granted in 2019	1.35	46,800~56,502	45,096~56,502
Stock granted in 2020	1.35	48,344~56,502	45,096~56,502
Stock granted in 2021	1.35	46,800~56,379	46,800~56,502

	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
	(In Korean won)
Linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2015	1.35	—	48,344~56,379
Stock granted in 2016	1.35	—	45,304~56,379
Stock granted in 2017	1.35	—	51,523~56,379
Stock granted in 2018	1.35	—	51,523~56,379
Stock granted in 2019	1.35	—	53,308~56,379
Stock granted in 2020	1.35	—	48,344~56,379
Stock granted in 2021	1.35	—	50,023~53,308
(Kookmin Bank)
Stock granted in 2015	1.35	—	47,153~56,379
Stock granted in 2016	1.35	—	47,153~56,379
Stock granted in 2017	1.35	—	51,523~56,379
Stock granted in 2018	1.35	—	51,523~56,379
Stock granted in 2019	1.35	—	53,308~56,379
Stock granted in 2020	1.35	—	51,523~56,379
Stock granted in 2021	1.35	—	50,023~54,229
(Other subsidiaries)
Stock granted in 2015	1.35	—	46,800~56,502
Stock granted in 2016	1.35	—	46,800~56,502
Stock granted in 2017	1.35	—	45,096~56,502
Stock granted in 2018	1.35	—	45,096~56,502
Stock granted in 2019	1.35	—	45,096~56,502
Stock granted in 2020	1.35	—	46,800~56,502
Stock granted in 2021	1.35	—	46,800~54,649
The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year
risk-free rate of Korea Treasury Bond in order to measure the fair value.
32.2.1.4 The accrued expenses for share-based payments related to stock grants are ￦ 135,327 million and ￦ 193,023 million as of December 31, 2020 and 2021, respectively, and the compensation costs amounting to ￦ 48,712 million and ￦ 101,897 million were recognized for the years ended December 31, 2020 and 2021, respectively.

32.2.2 Mileage stock
32.2.2.1 Details of mileage stock as of December 31, 2021, are as follows:

Grant date		Number of granted shares 1	Expected exercise period (years) 2	Remaining shares
		(In number of shares)
Stock granted in 2019	Jan. 11, 2019	26,580	0.00~0.03	14,907
	Apr. 1, 2019	167	0.00~0.25	73
	Apr. 18, 2019	105	0.00~0.29	45
	Apr. 22, 2019	33	0.00~0.30	17
	Jul. 1, 2019	109	0.00~0.50	87
	Aug. 29, 2019	39	0.00~0.66	35
	Sep. 2, 2019	50	0.00~0.67	28
	Nov. 1, 2019	119	0.00~0.83	71
	Nov. 8, 2019	14	0.00~0.85	6
	Dec. 5, 2019	56	0.00~0.93	43
	Dec. 6, 2019	84	0.00~0.93	82
	Dec. 31, 2019	87	0.00~1.00	65
Stock granted in 2020	Jan. 18, 2020	28,645	0.00~1.05	19,435
	May 12, 2020	46	0.00~1.36	44
	Jun. 30, 2020	206	0.00~1.50	206
	Aug. 26, 2020	40	0.00~1.65	40
	Oct. 29, 2020	160	0.00~1.83	160
	Nov. 6, 2020	45	0.00~1.85	37
	Nov. 30, 2020	35	0.00~1.92	34
	Dec. 2, 2020	57	0.00~1.92	53
	Dec. 4, 2020	154	0.00~1.93	141
	Dec. 30, 2020	88	0.00~2.00	86
Stock granted in 2021	Jan. 15, 2021	28,156	0.00~2.04	26,708
	Apr. 1, 2021	89	0.00~2.26	89
	Jul. 1, 2021	54	0.00~2.50	54
	Jul. 2, 2021	11	0.00~2.50	11
	Jul. 27, 2021	70	0.00~2.57	70
	Nov. 1, 2021	71	0.00~2.84	71
	Nov. 16, 2021	53	0.00~2.88	53
	Dec. 3, 2021	91	0.00~2.92	91
	Dec. 6, 2021	87	0.00~2.93	87
	Dec. 30, 2021	76	0.00~3.00	76

		85,677		63,005

1
Mileage stock is exercisable for two years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year
grace period.

2	Assessed based on the stock price as of December 31, 2021. These shares are vested immediately at grant date.
32.2.2.2 The accrued expenses for share-based payments related to mileage stock are ￦ 2,862 million and ￦ 3,465 million as of December 31, 2020 and 2021, respectively. The compensation costs amounting to ￦ 1,086 million and ￦ 2,116 million were recognized as expenses for the years ended December 31, 2020 and 2021, respectively.

32.2.3 Long-term share-based payments
The Group calculates the short-term performance bonus of executives of Prudential Life Insurance Company of Korea Ltd. based on the result of performance evaluation as of the grant date and defers the bonus for three years and pays it in cash reflecting the stock price of KB Financial Group Inc. at that time.
32.2.3.1 Details of long-term share-based payments as of December 31, 2021, are as follows:

	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
	(In number of shares)
Granted in 2020	2020	13,402	2.00	Services fulfillment
32.2.3.2 Long-term share-based payments are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2021, are as follows:

	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
	(In Korean won)
Granted in 2020	1.35	—	51,523
The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year
risk-free rate of Korea Treasury Bond in order to measure the fair value.
32.2.3.3 The accrued expenses for long-term share-based payments are ￦ 652 million and ￦ 690 million as of December 31, 2020 and 2021, respectively. The compensation costs amounting to ￦ 652 million and ￦ 38 million were recognized as expenses for the years ended December 31, 2020 and 2021, respectively.
33. Net Other
Non-Operating
Income and Expenses
Details of other
non-operating
income and expenses for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Other non-operating income
Gains on disposal of property and equipment	￦	35,747	￦	111,132	￦	9,045
Rental income		85,720		113,075		34,791
Gains on a bargain purchase		—		145,067		288
Gain on sales of disposal group held for sale		2,731		—		—
Others		84,793		96,931		81,210

		208,991		466,205		125,334

Other non-operating expenses
Losses on disposal of prop e rty and equipment		8,587		11,945		6,552
Donation		102,711		113,083		103,647
Restoration costs		2,902		5,043		3,436
Management cost for written-off loans		3,382		3,018		4,054
Others		64,523		143,726		117,182

		182,105		276,815		234,871

Net other non-operating income (expenses)	￦	26,886	￦	189,390	￦	(109,537)

34. Income Tax Expense
34.1 Details of income tax expense for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Income tax payable
Current income tax expense	￦	1,043,047	￦	1,099,171	￦	1,571,947
Adjustments of income tax of prior years recognized in current tax		(51,130)		(13,434)		7,952

		991,917		1,085,737		1,579,899

Changes in deferred income tax assets and liabilities*		286,099		326,918		214,660

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		20,676		4,949		18,638
Currency translation differences		(5,714)		14,988		(15,675)
Net gains or losses on financial assets at fair value through other comprehensive income		(13,168)		(88,907)		(71,421)
Share of other comprehensive income or loss of associates and joint ventures		(3,147)		2,976		(7)
Gains or losses on cash flow hedging instruments		10,537		7,580		(21,534)
Gains or losses on hedging instruments of net investments in foreign operations		3,194		(24,500)		25,599
Other comprehensive income or loss arising from separate account		(1,301)		3,671		24,206
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		4,294		(3,350)		(5,202)
Net gains or losses on overlay adjustment		(72,817)		(61,637)		(46,834)
Consideration for exchange right of exchangeable bonds		—		(4,526)		—

		(57,446)		(148,756)		(92,230)

Others		—		495		(5,104)

Income tax expense	￦	1,220,570	￦	1,264,394	￦	1,697,225

*	Effect of business combination is excluded.

34.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019			2020			2021
	Tax rate (%)	Amount		Tax rate (%)	Amount		Tax rate (%)	Amount
	(In millions of Korean won)
Profit before income tax expense		￦	4,533,198		￦	4,779,972		￦	6,081,606
Income tax at the applicable tax rate*	27.27		1,236,267	27.28		1,304,130	27.33		1,662,080
Non-taxable income	(0.52)		(23,601)	(1.55)		(73,855)	(0.67)		(40,708)
Non-deductible expenses	0.42		19,086	0.35		16,541	0.42		25,739
Tax credit and tax exemption	(0.01)		(627)	(0.08)		(4,016)	(0.01)		(361)
Temporary difference for which no deferred tax is recognized	(0.11)		(4,860)	0.47		22,189	0.08		5,065
Changes in recognition and measurement of deferred tax	—		(100)	0.24		11,616	0.10		5,997
Income tax refund for tax of prior years	(0.20)		(9,105)	(0.46)		(22,139)	(0.23)		(13,953)
Income tax expense of overseas branches	0.11		5,004	0.23		10,739	0.31		18,571
Others	(0.03)		(1,494)	(0.02)		(811)	0.57		34,795

Average effective tax rate and income tax expense	26.93	￦	1,220,570	26.45	￦	1,264,394	27.90	￦	1,697,225

*
Applicable income tax rate for ￦ 200 million and below is 11%, for over ￦ 200 million to ￦ 20 billion is 22%, for over ￦ 20 billion to ￦ 300 billion is 24.2% and for over ￦ 300 billion is 27.5% for the years ended December 31, 2019, 2020 and 2021.

35. Dividends
The annual dividends paid to the shareholders of the Parent Company in 2020 and 2021 were ￦ 861,092 million (￦ 2,210 per share) and ￦ 689,653 million (￦ 1,770 per share), respectively. Meanwhile, the quarterly dividends of ￦ 292,226 million (￦ 750 per share) with dividends record date of June 30, 2021 were paid on August 6, 2021 according to the resolution of the board of directors on July 22, 2021. The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2021, amounting to ￦ 853,299 million (￦ 2,190 per share) is to be proposed at the general shareholders’ meeting scheduled for March 25, 2022. The Group’s consolidated financial statements as of and for the year ended December 31, 2021, do not reflect this dividend payable.

36. Accumulated Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(269,505)	￦	(18,094)	￦	—	￦	—	￦	4,949	￦	(282,650)
Currency translation differences		31,793		(177,894)		—		—		14,988		(131,113)
Gains on financial instruments at fair value through other comprehensive income		487,331		757,236		(112,020)		(326,410)		(88,907)		717,230
Share of other comprehensive income (loss) of associates and joint ventures		3,318		(3,923)		(5,900)		—		2,976		(3,529)
Losses on cash flow hedging instruments		(27,333)		(48,034)		39,190		—		7,580		(28,597)
Gains (losses) on hedging instruments of net investments in foreign operations		(41,992)		88,769		—		—		(24,500)		22,277
Other comprehensive income arising from separate account		18,381		2,834		(16,188)		—		3,671		8,698
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(20,326)		12,169		—		—		(3,350)		(11,507)
Gains on overlay adjustment		187,077		248,688		(34,926)		—		(61,637)		339,202

	￦	368,744	￦	861,751	￦	(129,844)	￦	(326,410)	￦	(144,230)	￦	630,011

	2021
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(282,650)	￦	(64,380)	￦	—	￦	—	￦	18,638	￦	(328,392)
Currency translation differences		(131,113)		248,998		1,995		(7,671)		(15,675)		96,534
Gains on financial instruments at fair value through other comprehensive income		717,230		(62,043)		20,537		314,624		(71,421)		918,927
Share of other comprehensive income (loss) of associates and joint ventures		(3,529)		3,276		(2,720)		—		(7)		(2,980)
Losses on cash flow hedging instruments		(28,597)		95,478		(53,080)		—		(21,534)		(7,733)
Gains (losses) on hedging instruments of net investments in foreign operations		22,277		(88,729)		5,195		—		25,599		(35,658)
Other comprehensive income (loss) arising from separate account		8,698		(81,601)		(6,419)		—		24,206		(55,116)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,507)		18,917		—		—		(5,202)		2,208
Gains on overlay adjustment		339,202		257,574		(90,458)		—		(46,834)		459,484
Assets of a disposal group held for sale		—		—		—		7,671		—		7,671

	￦	630,011	￦	327,490	￦	(124,950)	￦	314,624	￦	(92,230)	￦	1,054,945

37. Earnings per Share
37.1 Basic Earnings per Share
Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.
37.1.1 Weighted average number of ordinary shares outstanding

	2019		2020		2021
	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares
	(In number of shares)
Number of issued ordinary shares	415,807,920	152,564,638,665	415,807,920	152,185,698,720	415,807,920	151,769,890,800
Number of treasury shares	(26,173,585)	(9,801,574,522)	(26,173,585)	(9,579,532,110)	(26,173,585)	(9,553,358,525)

Average number of ordinary shares outstanding	389,634,335	142,763,064,143	389,634,335	142,606,166,610	389,634,335	142,216,532,275

Number of days		365		366		365
Weighted average number of ordinary shares outstanding		391,131,683		389,634,335		389,634,335
37.1.2 Basic earnings per share

	2019		2020		2021
	(In Korean won and in number of shares)
Profit attributable to shareholders of the Parent Company	￦	3,311,255,938,055	￦	3,468,447,701,501	￦	4,409,543,288,213
Deduction: Dividends on hybrid securities		(6,512,500,000)		(22,859,500,000)		(71,537,500,000)

Profit attributable to ordinary equity holders of the Parent Company (A)		3,304,743,438,055		3,445,588,201,501		4,338,005,788,213
Weighted average number of ordinary shares outstanding (B)		391,131,683		389,634,335		389,634,335
Basic earnings per share (A/B)	￦	8,449	￦	8,843	￦	11,134
37.2 Diluted Earnings per Share
Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.
A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.
37.2.1 Adjusted profit for diluted earnings per share

	2019		2020		2021
	(In Korean won)
Profit attributable to shareholders of the Parent Company	￦	3,311,255,938,055	￦	3,468,447,701,501	￦	4,409,543,288,213
Deduction: Dividends on hybrid securities		(6,512,500,000)		(22,859,500,000)		(71,537,500,000)

Profit attributable to ordinary equity holders of the Parent Company		3,304,743,438,055		3,445,588,201,501		4,338,005,788,213
Adjustments: Interest expense on exchangeable bonds		—		798,012,332		2,347,186,871

Adjusted profit for diluted earnings per share	￦	3,304,743,438,055	￦	3,446,386,213,833	￦	4,340,352,975,084

37.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

	2019	2020	2021
	(In number of shares)
Weighted average number of ordinary shares outstanding	391,131,683	389,634,335	389,634,335
Adjustment:
Stock grants	2,890,513	3,416,737	3,945,208
Exchangeable bonds	—	1,707,650	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	394,022,196	394,758,722	398,579,543

37.2.3 Diluted earnings per share

	2019		2020		2021
	(In Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	3,304,743,438,055	￦	3,446,386,213,833	￦	4,340,352,975,084
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		394,022,196		394,758,722		398,579,543

Diluted earnings per share	￦	8,387	￦	8,730	￦	10,890

38. Insurance Contracts
38.1 Insurance Assets
38.1.1 Details of deferred acquisition costs included in other assets as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Non-life insurance	￦	965,683	￦	1,230,375
Life insurance		205,289		345,831

	￦	1,170,972	￦	1,576,206

38.1.2 Changes in deferred acquisition costs included in other assets for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Beginning		Increase		Amortization		Ending
	(In millions of Korean won)
Non-life insurance	￦	786,626	￦	872,811	￦	(693,754)	￦	965,683
Life insuranc e		134,739		144,429		(73,879)		205,289

	￦	921,365	￦	1,017,240	￦	(767,633)	￦	1,170,972

	2021
	Beginning		Increase		Amortization		Ending
	(In millions of Korean won)
Non-life insurance	￦	965,683	￦	965,735	￦	(701,043)	￦	1,230,375
Life insurance		205,289		258,653		(118,111)		345,831

	￦	1,170,972	￦	1,224,388	￦	(819,154)	￦	1,576,206

38.1.3 Details of reinsurance assets included in other assets as of December 31, 2020 and 2021, are as follows:

		December 31, 2020		December 31, 2021
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims:
	General insurance	￦	732,579	￦	879,936
	Automobile insurance		14,916		16,989
	Long-term insurance		156,234		178,531
	Unearned premium reserve:
	General insurance		285,634		262,020
	Automobile insurance		10,870		5,575

			1,200,233		1,343,051

Life insurance	Reserve for outstanding claims		2,081		2,169
	Unearned premium reserve		951		985

			3,032		3,154

Others	Reserve for outstanding claims		2,427		2,103
	Unearned premium reserve		895		620

			3,322		2,723

Total reinsurance assets			1,206,587		1,348,928
Less: Allowances for impairment losses			(879)		(436)

		￦	1,205,708	￦	1,348,492

38.1.4 Changes in reinsurance assets included in other assets for the years ended December 31, 2020 and 2021, are as follows:

		2020
		Beginning		Net increase (decrease)		Business combination		Ending
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims:
	General insurance	￦	361,065	￦	371,514	￦	—	￦	732,579
	Automobile insurance		16,555		(1,639)		—		14,916
	Long-term insurance		130,758		25,476		—		156,234
	Unearned premium reserve:
	General insurance		208,820		76,814		—		285,634
	Automobile insurance		19,952		(9,082)		—		10,870

			737,150		463,083		—		1,200,233

Life insurance	Reserve for outstanding claims		1,639		(564)		1,006		2,081
	Unearned premium reserve		408		(27)		570		951

			2,047		(591)		1,576		3,032

Others	Reserve for outstanding claims		2,563		(136)		—		2,427
	Unearned premium reserve		844		51		—		895

			3,407		(85)		—		3,322

Total reinsurance assets			742,604		462,407		1,576		1,206,587
Less: Allowances for impairment losses			(1,953)		1,074		—		(879)

		￦	740,651	￦	463,481	￦	1,576	￦	1,205,708

		2021
		Beginning		Net increase (decrease)		Ending
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims:
	General insurance	￦	732,579	￦	147,357	￦	879,936
	Automobile insurance		14,916		2,073		16,989
	Long-term insurance		156,234		22,297		178,531
	Unearned premium reserve:
	General insurance		285,634		(23,614)		262,020
	Automobile insurance		10,870		(5,295)		5,575

			1,200,233		142,818		1,343,051

Life insurance	Reserve for outstanding claims		2,081		88		2,169
	Unearned premium reserve		951		34		985

			3,032		122		3,154

Others	Reserve for outstanding claims		2,427		(324)		2,103
	Unearned premium reserve		895		(275)		620

			3,322		(599)		2,723

Total reinsurance assets			1,206,587		142,341		1,348,928
Less: Allowances for impairment losses			(879)		443		(436)

		￦	1,205,708	￦	142,784	￦	1,348,492

38.2 Insurance Liabilities
38.2.1 Details of insurance liabilities by insurance type as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Non-life insurance		Life insurance		Others		Total
	(In millions of Korean won)
Premium reserve*	￦	24,990,530	￦	23,264,955	￦	—	￦	48,255,485
Reserve for outstanding claims		2,885,006		252,883		2,426		3,140,315
Unearned premium reserve		1,859,367		9,450		896		1,869,713
Reserve for dividend to policyholders		129,660		41,024		—		170,684
Reserve for distribution of earnings to policyholders		51,292		5,009		—		56,301
Reserve for loss compensation on participating insurance		20,090		6,818		—		26,908
Guarantee reserve		—		895,890		—		895,890

	￦	29,935,945	￦	24,476,029	￦	3,322	￦	54,415,296

	December 31, 2021
	Non-life insurance		Life insurance		Others		Total
	(In millions of Korean won)
Premium reserve*	￦	26,086,004	￦	24,363,509	￦	—	￦	50,449,513
Reserve for outstanding claims		3,378,427		259,848		2,102		3,640,377
Unearned premium reserve		1,909,327		9,358		622		1,919,307
Reserve for dividend to policyholders		122,025		40,960		—		162,985
Reserve for distribution of earnings to policyholders		63,093		4,857		—		67,950
Reserve for loss compensation on participating insurance		24,790		6,108		—		30,898
Guarantee reserve		—		894,906		—		894,906

	￦	31,583,666	￦	25,579,546	￦	2,724	￦	57,165,936

*	Includes negative VOBA amounting to ￦2,698,010 million and ￦2,390,985 million as of December 31, 2020 and 2021, respectively.
38.2.2 Changes in insurance liabilities for the years ended December 31, 2020 and 2021, are as follows:

		2020
		Beginning		Net increase (decrease) 1		Business combination		Ending
		(In millions of Korean won)
Non-life insurance	General insurance	￦	1,064,913	￦	503,828	￦	—	￦	1,568,741
	Automobile insurance		1,623,846		274,026		—		1,897,872
	Long-term insurance		25,006,078		1,356,401		—		26,362,479
	Long-term investment contract		108,938		(2,085)		—		106,853
Life insurance	Pure endowment insurance		5,236,128		318,109		2,016,112		7,570,349
	Death insurance		642,963		404,456		14,658,632		15,706,051
	Endowment insurance		1,270,855		(156,688)		74,132		1,188,299
	Group insurance and others 2		9,555		(2,238)		4,013		11,330
Others			3,407		(85)		—		3,322

		￦	34,966,683	￦	2,695,724	￦	16,752,889	￦	54,415,296

		2021
		Beginning		Net increase (decrease) 1		Ending
		(In millions of Korean won)
Non-life insurance	General insurance	￦	1,568,741	￦	222,543	￦	1,791,284
	Automobile insurance		1,897,872		127,693		2,025,565
	Long-term insurance		26,362,479		1,373,257		27,735,736
	Long-term investment contract		106,853		(75,772)		31,081
Life insurance	Pure endowment insurance		7,570,349		436,999		8,007,348
	Death insurance		15,706,051		810,366		16,516,417
	Endowment insurance		1,188,299		(142,962)		1,045,337
	Group insurance and others 2		11,330		(886)		10,444
Others			3,322		(598)		2,724

		￦	54,415,296	￦	2,750,640	￦	57,165,936

1	Includes exchange differences effect and decrease in liabilities related to investment contracts.
2	Includes reserve for distribution of earnings to policyholders and reserve for loss compensation on participating insurance.
38.3 Liability Adequacy Test
According to the revision of the Detailed Regulations on Supervision of Insurance Business, the criteria for the insurance liability adequacy test were changed, and the Group accounted for the change as a change in accounting policy because it provided reliable and more relevant information about current estimates of future cash flows. This change in accounting policy has no effect on the consolidated financial statements, but comparative notes have been restated.
38.3.1 KB Insurance Co., Ltd.
Assumptions and calculation basis for the insurance liability adequacy test of KB Insurance Co., Ltd. as of December 31, 2020 and 2021, are as follows:

	Assumptions (%)		Calculation basis
	December 31, 2020	December 31, 2021
Long-term insurance
Discount rate	-3.98~23.96	-3.39~19.54	Calculated by applying an interest rate scenario which is a risk-free rate scenario adjusted by liquidity premium presented by director of the Financial Supervisory Service
Expense ratio	6.46	6.25	Calculated using future expense plan based on the recent one-year experience statistics
Lapse ratio	1.48~35.44	1.49~35.98	Calculated based on the recent five-year experience statistics
Risk ratio	11.9~1,055.2	7.4~1,143.8	Calculated by ratio of insurance claim payments to risk premiums based on the recent seven-year experience statistics
General insurance
Lapse ratio	1.1	0.9	Ratio of surrender value to direct insurance premiums by type of contracts for the preceding five years

	Assumptions (%)		Calculation basis
	December 31, 2020	December 31, 2021
Sales cost ratio	6.5	6.3	Ratio of sales cost to direct insurance premiums by type of contracts for the preceding year (applicable only to unpaid premiums)
Maintenance cost ratio	10.7	10.5	Ratio of maintenance cost to earned premiums by type of contracts for the preceding year
Claim survey cost ratio	4.7	4.7	Ratio of claim survey cost to insurance claim payments by type of contracts for the preceding three years
Loss ratio	71.0	78.5	Ratio of final loss incurred to earned premiums by type of contracts for the preceding five years
Automobile insurance
Lapse ratio	4.6	4.7	Ratio of surrender value to direct insurance premiums by type of contracts for the preceding five years
Sales cost ratio	8.1	7.6	Ratio of sales cost to direct insurance premiums by type of contracts for the preceding year (applicable only to unpaid premiums)
Maintenance cost ratio	9.0	8.8	Ratio of maintenance cost to earned premiums by type of collaterals for the preceding year
Claim survey cost ratio	8.4	8.1	Ratio of claim survey cost to insurance claim payments by type of collaterals for the preceding three years
Loss ratio	78.2	78.2	Ratio of final loss incurred to earned premiums by type of collaterals for the preceding five years
Results of the insurance liability adequacy test of KB Insurance Co., Ltd. as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Recognized liabilities*		Estimated adequate liabilities		Surplus (shortfall)
	(In millions of Korean won)
General insurance	￦	461,227	￦	391,040	￦	70,187
Automobile insurance		1,363,104		1,290,439		72,665
Long-term insurance		20,892,077		13,671,990		7,220,087

	￦	22,716,408	￦	15,353,469	￦	7,362,939

	December 31, 2021
	Recognized liabilities*		Estimated adequate liabilities		Surplus (shortfall)
	(In millions of Korean won)
General insurance	￦	465,812	￦	437,555	￦	28,257
Automobile insurance		1,401,462		1,322,026		79,436
Long-term insurance		21,812,939		14,277,162		7,535,777

		￦23,680,213	￦	16,036,743	￦	7,643,470

*
In the case of long-term insurance, premium reserve and unearned premium reserve are recognized; the premium reserve is the amount of subtracting deferred acquisition costs and insurance contract loans from the net insurance premium reserve in accordance with Article 6-3 of the Regulations on Supervision of Insurance Business.

As a result of the liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of the liability adequacy test as of December 31, 2021.
38.3.2 KB Life Insurance Co., Ltd.
Assumptions and calculation basis for the insurance liability adequacy test of KB Life Insurance Co., Ltd. as of December 31, 2020 and 2021, are as follows:

	Assumptions (%)		Calculation basis
	December 31, 2020	December 31, 2021
Lapse ratio	0~65.50	0~65.57	Ratio of canceled premiums to premiums by product group, method of payment, channel, and elapsed period, based on the recent five-year experience statistics

Loss ratio	24~156	22~162	Ratio of number of accidents to the number of holding contracts, by collateral, gender, and elapsed period, based on the recent seven-year experience statistics

Discount rate	-3.62~23.48	-3.39~19.54	Estimated investment yield based on the interest rate scenario provided by the Financial Supervisory Service adjusted by risk spread
Indirect costs included in administration expenses were calculated by applying the unit cost based on the experience statistics of the actual executed costs over the past year according to the expense allocations standard set by the Detailed Regulations on Supervision of Insurance Business. Direct costs such as acquisition cost were calculated based on estimates of future expense according to the Group’s internal policies such as solicitation commission policy.
The insurance liability adequacy test of KB Life Insurance Co., Ltd. is performed by contract type such as interest rate type and dividend type. Results of the insurance liability adequacy test as of December 31, 2020 and 2021, are as follows:

		December 31, 2020
		Recognized liabilities		Estimated adequate liabilities		Surplus (shortfall)
		(In millions of Korean won)
Fixed interest type	Participating	￦	30,447	￦	57,162	￦	(26,715)
	Non-participating		395,766		66,380		329,386
Variable interest type	Participating		970,376		1,010,383		(40,007)
	Non-participating		5,508,172		5,275,939		232,233
Variable type			(26,685)		(125,530)		98,845

Total		￦	6,878,076	￦	6,284,334	￦	593,742

		December 31, 2021
		Recognized liabilities		Estimated adequate liabilities		Surplus (shortfall)
		(In millions of Korean won)
Fixed interest type	Participating	￦	30,828	￦	51,443	￦	(20,615)
	Non-participating		664,569		5,876		658,693
Variable interest type	Participating		896,754		913,067		(16,313)
	Non-participating		5,754,214		5,263,775		490,439
Variable type			(7,822)		(101,418)		93,596

		￦	7,338,543	￦	6,132,743	￦	1,205,800

As a result of the liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of the liability adequacy test as of December 31, 2021.
38.3.3 Prudential Life Insurance Company of Korea Ltd.
Assumptions and calculation basis for the insurance liability adequacy test of Prudential Life Insurance Company of Korea Ltd. as of December 31, 2020 and 2021, are as follows:

Assumptions (%)
	December 31, 2020	December 31, 2021	Calculation basis
Discount rate	-3.98~23.96	-3.39~19.54	Calculated by applying an interest rate scenario which is a risk-free rate scenario adjusted by liquidity premium presented by the Financial Supervisory Service

Lapse ratio	2~28	1~26	Calculated based on the amount of insurance coverage by elapsed period based on the recent five-year experience statistics

Risk ratio	21~312	28~545	Calculated by ratio of insurance claim payments to risk premiums by elapsed period based on the recent five-year experience statistics
The insurance liability adequacy test of Prudential Life Insurance Company of Korea Ltd. is performed by contract type such as interest rate type and dividend type. Results of the insurance liability adequacy test as of December 31, 2020 and 2021, are as follows:

		Surplus (shortfall)
		December 31, 2020		December 31, 2021
		(In millions of Korean won)
Fixed interest type	Participating	￦	(14,701)	￦	(7,687)
	Non-participating		(865,083)		787,200
Variable interest type	Non-participating		100,825		128,963
Variable type			1,584,469		1,278,620

		￦	805,510	￦	2,187,096

As a result of the liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of the liability adequacy test as of December 31, 2021.

38.4 Net Insurance Income
Details of insurance income and insurance expenses for the years ended December 31, 2019, 2020 and 2021, are as follows:

		2019		2020		2021
		(In millions of Korean won)
Insurance income	Premium income	￦	11,173,367	￦	12,872,727	￦	14,684,383
	Reinsurance income		850,871		823,500		990,437
	Reversal of policy reserve		993		85		599
	Separate account income		216,429		216,485		286,967
	Income from changes in reinsurance assets		42,432		467,729		135,159
	Other insurance income		33,090		6,114		10,313

			12,317,182		14,386,640		16,107,858

Insurance expenses	Insurance claims paid		5,046,772		5,264,829		5,777,899
	Dividend expenses		9,902		11,661		14,038
	Refunds of surrender value		2,870,543		3,286,150		4,032,209
	Reinsurance expenses		1,018,007		1,127,304		1,163,056
	Provision for policy reserve		1,547,264		2,709,903		2,761,735
	Separate account expenses		139,810		113,703		112,180
	Administration expenses		453,016		563,085		644,947
	Amortization of deferred acquisition costs		679,279		767,633		819,154
	Expenses from changes in reinsurance assets		314		163		—
	Claim survey expenses paid		52,123		58,873		60,234
	Other insurance expenses		200,640		183,343		165,695

			12,017,670		14,086,647		15,551,147

Net insurance income		￦	299,512	￦	299,993	￦	556,711

38.5 Risk Management of KB Insurance Co., Ltd.
38.5.1 Overview of insurance risk
Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with underwriting of insurance contracts and payment of claims and is classified as insurance price risk and reserves risk. Insurance price risk is the risk of loss that might occur when the actual risk exceeds the expected risk ratio or expected expense ratio set at the time of calculating insurance premium, that is, the possibility of loss due to the differences between actual payment of claims and premiums received from policyholders. Reserve risk means the risk of not being able to cover actual claim payments in the future due to a lack of reserve accumulated at the time of assessment.
38.5.2 Purposes, policies, and procedures to manage risk arising from insurance contracts
The risks associated with insurance contracts that the Group faces are insurance actuarial risk and underwriting risk. Each risk occurs due to insurance contract’s pricing and conditions of underwriting. In order to minimize the possibility of acquiring a bad contract, the Group has established and operated detailed underwriting guidelines and underwriting procedures by insurance type that specify detailed underwriting conditions according to the type of risk covered through pre-analysis of insured property. In addition, the Group is making efforts to reduce insurance actuarial risk by follow-up measures such as adjustments of premium rate, changes of sales conditions, termination of selling specific product, development of new product, and others through comparing and analyzing the expected risk level at the date of pricing and actual risk level after the acceptance. The Group has prepared a process to minimize management risk other than insurance actuarial risk and underwriting risk by operating a committee that shares opinions on underwriting policies and premium rate policies and decides important matters.
In addition, by establishing a reinsurance operating strategy according to the reinsurance operating standards, the Group is preparing for the possibility of incurring high claim expenses at once due to unexpected catastrophic accidents while maintaining an appropriate holding level considering the solvency of the Group. The Group supports the protection and stable interests of policyholders, and comprehensively manages risks to maximize corporate value in the mid to long term.
38.5.3 Exposure to insurance price risk
According to Risk Based Capital (“RBC”) standard, exposure to insurance price risk is measured as the risk retained premium for all insurance contracts based on the track record for one year up to reference date of calculation. The risk retained premium is measured by adding assumed risk reinsurance premium to direct risk premium and deducting ceded risk reinsurance premium.
The Group’s exposure to insurance price risk as of December 31, 2020 and 2021, as follows:

	December 31, 2020
	Direct risk premium		Assumed risk reinsurance premium		Ceded risk reinsurance premium		Total
	(In millions of Korean won)
General	￦	1,088,791	￦	79,429	￦	(663,750)	￦	504,470
Automobile		2,491,412		—		(21,433)		2,469,979
Long-term		2,803,532		—		(415,439)		2,388,093

	￦	6,383,735	￦	79,429	￦	(1,100,622)	￦	5,362,542

	December 31, 2021
	Direct risk premium		Assumed risk reinsurance premium		Ceded risk reinsurance premium		Total
	(In millions of Korean won)
General	￦	1,161,427	￦	93,191	￦	(630,231)	￦	624,387
Automobile		2,538,277		—		(13,683)		2,524,594
Long-term		3,128,821		—		(462,261)		2,666,560

	￦	6,828,525	￦	93,191	￦	(1,106,175)	￦	5,815,541

38.5.4 Concentration of insurance risk
The Group is selling various insurance contracts such as general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee, and other special type insurances), automobile insurances (for private use, for business use, for commercial use, bicycle, and others), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing, and pension), and others. The Group’s risk is distributed through reinsurance, joint acceptance, and sales of diversified insurance products. In addition, insurances such as storm and flood insurance, which have a very low probability of occurrence but cover severe levels of risk, are controlled through acceptance limit and joint acquisition.

38.5.5 Claims development tables
The Group verifies and evaluates the adequacy of reserve for outstanding claims for general, automobile, and long-term insurance with two or more methods, including paid loss development trend and incurred loss development trend. If the individually estimated claims are insufficient, the Group recognizes additional reserves. Claims development tables as of December 31, 2020 and 2021, are as follows:
<2020>
General Insurance

	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2016.1.1 ~ 2016.12.31	￦	145,618	￦	167,818	￦	171,206	￦	178,265	￦	180,160
2017.1.1 ~ 2017.12.31		168,409		200,699		204,368		206,201		—
2018.1.1 ~ 2018.12.31		200,968		241,474		246,871		—		—
2019.1.1 ~ 2019.12.31		219,881		263,849		—		—		—
2020.1.1 ~ 2020.12.31		232,622		—		—		—		—

		967,498		873,840		622,445		384,466		180,160

Gross cumulative claim payments (B)
2016.1.1 ~ 2016.12.31		108,098		151,282		162,059		170,353		175,063
2017.1.1 ~ 2017.12.31		132,430		184,333		193,780		199,225		—
2018.1.1 ~ 2018.12.31		153,770		217,955		235,900		—		—
2019.1.1 ~ 2019.12.31		185,645		246,397		—		—		—
2020.1.1 ~ 2020.12.31		167,129		—		—		—		—

		747,072		799,967		591,739		369,578		175,063

Difference (A-B)	￦	220,426	￦	73,873	￦	30,706	￦	14,888	￦	5,097

Automobile Insurance

	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2014.1.1 ~ 2014.12.31	￦	1,174,611	￦	1,193,833	￦	1,205,524	￦	1,212,025	￦	1,212,162	￦	1,214,524	￦	1,217,006
2015.1.1 ~ 2015.12.31		1,227,106		1,245,780		1,256,058		1,263,044		1,267,142		1,271,001		—
2016.1.1 ~ 2016.12.31		1,276,939		1,281,381		1,287,728		1,294,735		1,299,964		—		—
2017.1.1 ~ 2017.12.31		1,342,998		1,348,828		1,358,867		1,368,016		—		—		—
2018.1.1 ~ 2018.12.31		1,468,784		1,471,807		1,481,509		—		—		—		—
2019.1.1 ~ 2019.12.31		1,591,793		1,620,609		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,624,341		—		—		—		—		—		—

		9,706,572		8,162,238		6,589,686		5,137,820		3,779,268		2,485,525		1,217,006

	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Gross cumulative claim payments (B)
2014.1.1 ~ 2014.12.31		969,211		1,150,462		1,180,953		1,196,387		1,204,580		1,208,421		1,210,632
2015.1.1 ~ 2015.12.31		1,020,975		1,198,241		1,228,357		1,245,779		1,254,187		1,261,995		—
2016.1.1 ~ 2016.12.31		1,052,830		1,235,656		1,264,651		1,282,346		1,288,754		—		—
2017.1.1 ~ 2017.12.31		1,104,158		1,306,235		1,335,962		1,350,174		—		—		—
2018.1.1 ~ 2018.12.31		1,224,820		1,428,973		1,456,532		—		—		—		—
2019.1.1 ~ 2019.12.31		1,332,849		1,570,194		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,353,799		—		—		—		—		—		—

		8,058,642		7,889,761		6,466,455		5,074,686		3,747,521		2,470,416		1,210,632

Difference (A-B)	￦	1,647,930	￦	272,477	￦	123,231	￦	63,134	￦	31,747	￦	15,109	￦	6,374

Long-term Insurance

	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2014.1.1 ~ 2014.12.31	￦	789,088	￦	1,083,049	￦	1,114,820	￦	1,119,206	￦	1,122,191	￦	1,123,240	￦	1,124,628
2015.1.1 ~ 2015.12.31		885,476		1,219,394		1,256,051		1,266,881		1,270,967		1,273,615		—
2016.1.1 ~ 2016.12.31		1,064,744		1,437,573		1,485,839		1,500,403		1,506,889		—		—
2017.1.1 ~ 2017.12.31		1,184,224		1,614,903		1,670,929		1,689,768		—		—		—
2018.1.1 ~ 2018.12.31		1,372,706		1,881,046		1,941,497		—		—		—		—
2019.1.1 ~ 2019.12.31		1,626,481		2,229,830		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,818,316		—		—		—		—		—		—

		8,741,035		9,465,795		7,469,136		5,576,258		3,900,047		2,396,855		1,124,628

Gross cumulative claim payments (B)
2014.1.1 ~ 2014.12.31		744,944		1,065,792		1,104,468		1,114,341		1,119,531		1,122,378		1,123,868
2015.1.1 ~ 2015.12.31		836,471		1,205,130		1,248,475		1,262,528		1,269,557		1,272,648		—
2016.1.1 ~ 2016.12.31		1,017,243		1,424,948		1,477,415		1,496,556		1,503,841		—		—
2017.1.1 ~ 2017.12.31		1,130,868		1,599,227		1,662,978		1,683,997		—		—		—
2018.1.1 ~ 2018.12.31		1,319,613		1,868,434		1,933,543		—		—		—		—
2019.1.1 ~ 2019.12.31		1,574,696		2,211,717		—		—		—		—		—
2020.1.1 ~ 2020.12.31		1,749,647		—		—		—		—		—		—

		8,373,482		9,375,248		7,426,879		5,557,422		3,892,929		2,395,026		1,123,868

Difference (A-B)	￦	367,553	￦	90,547	￦	42,257	￦	18,836	￦	7,118	￦	1,829	￦	760

<2021>
General Insurance

	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2017.1.1 ~ 2017.12.31	￦	169,234	￦	201,406	￦	205,075	￦	206,856	￦	207,252
2018.1.1 ~ 2018.12.31		200,968		241,471		246,499		250,083		—
2019.1.1 ~ 2019.12.31		219,419		263,105		267,687		—		—
2020.1.1 ~ 2020.12.31		232,622		273,531		—		—		—
2021.1.1 ~ 2021.12.31		290,480		—		—		—		—

		1,112,723		979,513		719,261		456,939		207,252

Gross cumulative claim payments (B)
2017.1.1 ~ 2017.12.31		133,254		185,107		194,511		199,926		202,548
2018.1.1 ~ 2018.12.31		153,770		217,955		235,900		240,171		—
2019.1.1 ~ 2019.12.31		185,645		246,397		258,465		—		—
2020.1.1 ~ 2020.12.31		167,129		244,074		—		—		—
2021.1.1 ~ 2021.12.31		236,265		—		—		—		—

		876,063		893,533		688,876		440,097		202,548

Difference(A-B)	￦	236,660	￦	85,980	￦	30,385	￦	16,842	￦	4,704

Automobile Insurance

	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2015.1.1 ~ 2015.12.31	￦	1,227,107	￦	1,245,781	￦	1,256,059	￦	1,263,044	￦	1,267,142	￦	1,271,000	￦	1,282,673
2016.1.1 ~ 2016.12.31		1,276,939		1,281,381		1,287,728		1,294,735		1,299,964		1,309,221		—
2017.1.1 ~ 2017.12.31		1,342,998		1,348,828		1,358,867		1,368,016		1,371,619		—		—
2018.1.1 ~ 2018.12.31		1,468,784		1,471,807		1,481,509		1,488,890		—		—		—
2019.1.1 ~ 2019.12.31		1,591,793		1,620,609		1,635,704		—		—		—		—
2020.1.1 ~ 2020.12.31		1,624,341		1,632,626		—		—		—		—		—
2021.1.1 ~ 2021.12.31		1,750,508		—		—		—		—		—		—

		10,282,470		8,601,032		7,019,867		5,414,685		3,938,725		2,580,221		1,282,673

Gross cumulative claim payments(B)
2015.1.1 ~ 2015.12.31		1,020,975		1,198,240		1,228,357		1,245,780		1,254,186		1,261,995		1,264,247
2016.1.1 ~ 2016.12.31		1,052,830		1,235,656		1,264,651		1,282,346		1,288,754		1,291,380		—
2017.1.1 ~ 2017.12.31		1,104,158		1,306,235		1,335,962		1,350,174		1,357,903		—		—
2018.1.1 ~ 2018.12.31		1,224,820		1,428,973		1,456,532		1,471,379		—		—		—
2019.1.1 ~ 2019.12.31		1,332,849		1,570,194		1,598,956		—		—		—		—
2020.1.1 ~ 2020.12.31		1,353,799		1,570,730		—		—		—		—		—
2021.1.1 ~ 2021.12.31		1,445,877		—		—		—		—		—		—

		8,535,308		8,310,028		6,884,458		5,349,679		3,900,843		2,553,375		1,264,247

Difference(A-B)	￦	1,747,162	￦	291,004	￦	135,409	￦	65,006	￦	37,882	￦	26,846	￦	18,426

Long-term Insurance

	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2015.1.1 ~ 2015.12.31	￦	885,476	￦	1,219,394	￦	1,256,051	￦	1,266,881	￦	1,270,967	￦	1,273,615	￦	1,275,520
2016.1.1 ~ 2016.12.31		1,064,744		1,437,574		1,485,839		1,500,403		1,506,889		1,510,197		—
2017.1.1 ~ 2017.12.31		1,184,224		1,614,903		1,670,929		1,689,768		1,695,477		—		—
2018.1.1 ~ 2018.12.31		1,372,706		1,881,046		1,941,497		1,965,983		—		—		—
2019.1.1 ~ 2019.12.31		1,626,481		2,229,830		2,297,861		—		—		—		—
2020.1.1 ~ 2020.12.31		1,818,316		2,442,633		—		—		—		—		—
2021.1.1 ~ 2021.12.31		2,124,582		—		—		—		—		—		—

		10,076,529		10,825,380		8,652,177		6,423,035		4,473,333		2,783,812		1,275,520

Gross cumulative claim payments(B)
2015.1.1 ~ 2015.12.31		836,472		1,205,130		1,248,475		1,262,528		1,269,557		1,272,648		1,274,908
2016.1.1 ~ 2016.12.31		1,017,243		1,424,948		1,477,415		1,496,556		1,503,841		1,507,284		—
2017.1.1 ~ 2017.12.31		1,130,868		1,599,227		1,662,978		1,683,997		1,692,323		—		—
2018.1.1 ~ 2018.12.31		1,319,613		1,868,434		1,933,543		1,958,256		—		—		—
2019.1.1 ~ 2019.12.31		1,574,696		2,211,717		2,288,023		—		—		—		—
2020.1.1 ~ 2020.12.31		1,749,647		2,426,351		—		—		—		—		—
2021.1.1 ~ 2021.12.31		2,057,154		—		—		—		—		—		—

		9,685,693		10,735,807		8,610,434		6,401,337		4,465,721		2,779,932		1,274,908

Difference(A-B)	￦	390,836	￦	89,573	￦	41,743	￦	21,698	￦	7,612	￦	3,880	￦	612

38.5.6 Sensitivity analysis of insurance risk
The Group manages insurance risk by performing sensitivity analysis based on lapse ratio, loss ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty. Sensitivity analysis of insurance liabilities was conducted only in the unfavorable direction where additional insurance liabilities could be reserved as the surplus was sufficient as a result of the insurance liability adequacy test.

	December 31, 2020
	Assumption change		Effect on
			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
			(In millions of Korean won)
Lapse ratio	+10%		￦	351,205	￦	—	￦	—	￦	—
Loss ratio	+10%			5,203,896		—		—		—
Expense ratio	+10%			388,406		—		—		—
Discount rate	-0.5	%p		2,097,400		—		—		—

	December 31, 2021
	Assumption change		Effect on
			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
			(In millions of Korean won)
Lapse ratio	+10%		￦	337,969	￦	—	￦	—	￦	—
Loss ratio	+10%			6,065,429		—		—		—
Expense ratio	+10%			503,132		—		—		—
Discount rate	-0.5	%p		1,985,421		—		—		—

38.5.7 Liquidity risk of insurance contracts
Liquidity risk arising from insurance contracts arises from the increase in refunds at maturity caused by concentrations of maturity, the excessive increase in surrender values caused by unexpected mass cancelation, and the increase in payments of claims caused by major accidents. The Group manages payment of refunds at maturity by analyzing remaining maturity of insurance contracts.
Maturity structure of premium reserve as of December 31, 2020 and 2021, as follows:

	December 31, 2020*
	Up to 1 year		1~5 years		5~10 years		10~20 years		Over 20 years		Total
	(In millions of Korean won)
Long-term insurance non-participating:
Fixed interest type	￦	70,782	￦	191,570	￦	78,092	￦	51,216	￦	175,387	￦	567,047
Variable interest type		663,210		2,304,298		1,937,621		845,404		14,716,753		20,467,286

		733,992		2,495,868		2,015,713		896,620		14,892,140		21,034,333

Annuity:
Fixed interest type		5		717		2,203		3,817		738		7,480
Variable interest type		242		83,568		390,516		1,301,383		2,195,244		3,970,953

		247		84,285		392,719		1,305,200		2,195,982		3,978,433

Total:
Fixed interest type		70,787		192,287		80,295		55,033		176,125		574,527
Variable interest type		663,452		2,387,866		2,328,137		2,146,787		16,911,997		24,438,239

	￦	734,239	￦	2,580,153	￦	2,408,432	￦	2,201,820	￦	17,088,122	￦	25,012,766

	December 31, 2021*
	Up to 1 year		1~5 years		5~10 years		10~20 years		Over 20 years		Total
	(In millions of Korean won)
Long-term insurance non-participating:
Fixed interest type	￦	121,988	￦	64,730	￦	77,880	￦	59,042	￦	324,259	￦	647,899
Variable interest type		959,348		1,958,267		1,536,690		919,726		16,123,312		21,497,343

		1,081,336		2,022,997		1,614,570		978,768		16,447,571		22,145,242

Annuity:
Fixed interest type		—		820		2,134		3,813		532		7,299
Variable interest type		252		103,419		407,556		1,324,916		2,121,076		3,957,219

		252		104,239		409,690		1,328,729		2,121,608		3,964,518

Total:
Fixed interest type		121,988		65,550		80,014		62,855		324,791		655,198
Variable interest type		959,600		2,061,686		1,944,246		2,244,642		18,244,388		25,454,562

	￦	1,081,588	￦	2,127,236	￦	2,024,260	￦	2,307,497	￦	18,569,179	￦	26,109,760

*	Includes long-term investment contracts liabilities classified as investment contracts amounting to ￦ 106,853 million and ￦ 31,081 million, as of December 31, 2020 and 2021, respectively.

38.5.8 Credit risk of insurance contract
Credit risk of an insurance contract refers to economic losses in which the reinsurer, the counterparty, is unable to fulfil its contract obligations due to a decline in credit ratings or default or others. Through an internal review, only the insurers rated BBB- or higher of S&P rating or corresponding rating are selected as reinsurance companies.
Concentration and credit ratings for top three reinsurance companies as of December 31, 2021, are as follows:

Reinsurance company	Ratio	Credit rating
KOREAN RE	38.65%	AA
MUNICH RE	5.75%	AAA
ALLIANZGLOBAL	5.67%	AAA
Exposures to credit risk related to reinsurance as of December 31, 2020 and 2021 as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Reinsurance assets 1	￦	1,199,354	￦	1,342,615
Receivables from reinsurers 2		252,064		377,619

	￦	1,451,418	￦	1,720,234

1	Net carrying amount after impairment losses
2	Net carrying amount after allowances for credit losses
38.5.9 Interest rate risk of insurance contract
Interest rate risk exposure from the Group’s insurance contracts is the risk of unexpected losses due to the fluctuations of net interest income or net assets arising from changes in interest rate and it is managed to minimize unexpected losses. The Group calculates exposure to interest-bearing assets and interest-bearing liabilities for long-term, non-life insurance contracts. Liabilities exposure is premium reserve less surrender charge plus unearned premium reserve. Assets exposure is interest-bearing assets and assets that generate only fees without interest income are excluded from interest-bearing assets. Exposures to interest rate risk as of December 31, 2020 and 2021, are as follows:
38.5.9.1 Exposure to interest rate risk

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Interest-bearing liabilities
Fixed interest rate type	￦	501,147	￦	489,399
Variable interest rate type		23,213,667		24,246,760

	￦	23,714,814	￦	24,736,159

Interest-bearing assets
Due from financial institutions measured at amortized cost and cash equivalents	￦	160,249	￦	81,806
Financial assets at fair value through profit or loss		3,823,603		3,863,978
Financial assets at fair value through other comprehensive income		3,983,567		4,488,443
Securities measured at amortized cost		8,700,196		8,514,272
Loans measured at amortized cost		6,271,484		6,433,839

	￦	22,939,099	￦	23,382,338

38.5.9.2 Measurement and recognition method
Duration is used to measure interest rate risk within a risk-based solvency test. The internal model system is utilized to manage interest rate risk internally. In addition, the Risk Management Committee sets asset allocation strategies every year to manage interest rate risk.
38.5.9.3 Sensitivity to changes in interest rate
Interest rate sensitivity is measured and managed by duration. Generally, when interest rate rises, the value and duration of assets and liabilities decrease, and when interest rate falls, the value and duration of assets and liabilities increase. If the duration of assets is shorter than that of liabilities, interest rate risk increases since the incremental portion of liabilities exceeds that of assets when interest rate falls.
38.5.9.4 Negative margin risk control
In order to manage negative margin risk between interest expenses on liabilities and investment income on invested assets, the Group determines the applied interest rate for premium calculation, the minimum guaranteed interest rate, and the disclosed interest rate by fully considering the market interest rate and the Group’s investment yield. It is set in accordance with the interest rate guideline set by the risk management department every year, and the set applicable interest rate and minimum guaranteed interest rate are determined with the approval of the Risk Management Committee.
38.6 Risk Management of KB Life Insurance Co., Ltd.
38.6.1 Overview of insurance risk
Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with underwriting of insurance contracts and payment of claims and refers to the possibility of losses that may occur because the risk at the time of claim payment is greater than the risk expected at the time of underwriting. Insurance risk can be divided into insurance price risk and policy reserve risk.
Insurance price risk is the possibility of loss due to the differences between actual payment of claims and premiums received from policyholders. Policy reserve risk is possibility of loss due to the differences between policy reserve and actual claims to be paid in the future. Therefore, losses are recognized if actual claims are more than policy reserve.
Life insurance company measures only insurance price risk under RBC requirement because life insurance claim payments are mainly in a fixed amount with less volatility and the period from insured event to claim payments is not long, therefore benefit of measurement of policy reserve risk is low.
38.6.2 Concentration of insurance risk and reinsurance policy
The Group is using reinsurance to mitigate the concentration of insurance risk and increase capital management efficiency using advanced techniques. The reinsurance guidelines are operated separately into individual contracts and group contracts, and reinsurance is ceded through the following process:

(a)
In the decision-making process of launching a new product, the Group decides on ceding reinsurance. Subsequently, the Group selects the reinsurer through bidding, and decides whether to reinsure or not through agreements with the relevant departments, and final approval by executive of department in charge.

(b)	The reinsurance department analyzes the object of reinsurance, the maximum limit of reinsurance, and the loss ratio through consultation with the relevant departments.

38.6.3 Characteristic and exposure to insurance price risk
The exposure to insurance price risk is measured as the risk retained premium for all insurance contracts based on the track record for one year up to reference date of calculation. The risk retained premium is measured by adding assumed risk reinsurance premium to direct risk premium and deducting ceded risk reinsurance premium. If the risk retained premium is less than zero, the exposure to insurance price risk is measured as zero.
Insurance risk of a life insurance company is mainly measured by insurance price risk. Policy reserve risk is managed by liability adequacy test because the life insurance claim payments are mainly in a fixed amount with less volatility and the period from insured event to claim payments is not long. Insurance price risk is managed through insurance risk management regulation established by the Risk Management Committee.
Maximum exposures to insurance price risk as of December 31, 2020 and 2021, are as follows:

	December 31, 2020				December 31, 2021
	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Death	￦	13,509	￦	10,409	￦	14,977	￦	11,976
Disability		672		349		586		296
Hospitalization		1,213		787		1,124		730
Operation and diagnosis		4,809		1,783		5,088		1,110
Actual medical expense		1,095		23		1,194		262
Others		1,045		474		972		316

	￦	22,343	￦	13,825	￦	23,941	￦	14,690

Average ratios of claims paid to risk premium received for the preceding three years based on exposure before risk mitigation as of December 31, 2020 and 2021, are 65.1% and 63.0%, respectively.
Exposures to market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2020 and 2021, are as follows:

	December 31, 2020				December 31, 2021
	Policyholders’ reserve*		Guarantee reserve		Policyholders’ reserve*		Guarantee reserve
	(In millions of Korean won)
Variable annuity	￦	490,551	￦	2,782	￦	611,283	￦	3,014
Variable universal		90,337		2,515		78,689		2,768
Variable saving		720,197		504		556,196		393

	￦	1,301,085	￦	5,801	￦	1,246,168	￦	6,175

*	Excludes the amount of the lapsed insurance reserve.
38.6.4 Assumptions used in measuring insurance liabilities
The Group continues to apply estimated ratio defined in the premium and policy reserve calculation manual, as prescribed by the Insurance Business Act and the Regulations on Supervision of Insurance Business when measuring insurance liabilities at every reporting period. However, in the case of variable interest type insurance, adjusted interest rate reflecting the external index interest rate according to Article 6-12 of the Regulations on Supervision of Insurance Business and disclosed interest rate reflecting the rate of return on managed assets stated in the premium and policy reserve calculation manual are used.

Reserve amount should be equal to or more than the standard reserve which is calculated using the standard interest rate and standard risk ratio as prescribed by the Enforcement Rules of the Insurance Business Act and the Regulations on Supervision of Insurance Business.
38.6.5 Maturity structure of premium reserve and unearned premium reserve as of December 31, 2020 and 2021, as follows:

	December 31, 2020
	Up to 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 years		Total
	(In millions of Korean won)
Premium reserve	￦	739,485	￦	350,639	￦	605,931	￦	412,563	￦	451,074	￦	4,770,046	￦	7,329,738
Unearned premium reserve		162		—		23		1		—		6,291		6,477

	December 31, 2021
	Up to 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 years		Total
	(In millions of Korean won)
Premium reserve	￦	651,638	￦	285,623	￦	578,102	￦	386,515	￦	545,270	￦	5,403,252	￦	7,850,400
Unearned premium reserve		156		—		24		—		—		5,763		5,943
38.6.6 Sensitivity analysis of insurance risk
The Group manages insurance risk by performing sensitivity analysis based on lapse ratio, claim ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty. Sensitivity analysis of insurance liabilities was conducted only in the unfavorable direction where additional insurance liabilities could be reserved as the surplus was sufficient as a result of the insurance liability adequacy test.

	December 31, 2020
	Assumption change		Effect on
			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
			(In millions of Korean won)
Lapse ratio	+10%		￦	51,370	￦	—	￦	—	￦	—
Claim ratio	+10%			31,020		—		—		—
Expense ratio	+10%			33,616		—		—		—
Discount rate	-0.5	%p		511,913		—		—		—

	December 31, 2021
	Assumption change		Effect on
			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
			(In millions of Korean won)
Lapse ratio	+10%		￦	82,811	￦	—	￦	—	￦	—
Claim ratio	+10%			50,899		—		—		—
Expense ratio	+10%			53,511		—		—		—
Discount rate	-0.5	%p		482,638		—		—		—

38.7 Risk Management of Prudential Life Insurance Company of Korea Ltd.
38.7.1 Overview of insurance risk
Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with underwriting of insurance contracts and payment of claims and refers to the possibility of losses that may occur because the risk at the time of claim payment is greater than the risk expected at the time of underwriting. Insurance risk can be divided into insurance price risk and policy reserve risk.
Insurance price risk is the possibility of loss due to the differences between actual payment of claims and premiums received from policyholders.
Policy reserve risk is possibility of loss due to the differences between policy reserve and actual claims to be paid in the future. Therefore, losses are recognized if actual claims are more than policy reserve.
Life insurance company measures mainly insurance price risk and manages policy reserve risk using liability adequacy test because life insurance claim payments are mainly in a fixed amount with less volatility and the period from insured event to claim payments is not long.
38.7.2 Insurance risk management
The Group considers insurance risk inherent in products from the time of product development and continues to measure and mitigate insurance risk in various ways after launch. Insurance risk related to death and illness are mitigated through reinsurance, and the Group selects an appropriate reinsurer based on credit risk and determines the appropriate level of insurance risk exposure for each reinsurer prior to entering into a contract with the reinsurer. The Group manages insurance risk through voluntary reinsurance for the amount in excess of the predetermined insurance risk retention limit.
In addition, the Group monitors the loss ratio, effect of selection, and others every quarter, measures risks through an internal model, and reports the results to the Risk Management Committee.
38.7.3 Exposure to insurance price risk
The exposure to insurance price risk is measured as the risk retained premium for all insurance contracts based on the track record for one year up to reference date of calculation. The risk retained premium is measured by adding assumed risk reinsurance premium to direct risk premium and deducting ceded risk reinsurance premium. If the risk retained premium is less than zero, the exposure to insurance price risk is measured as zero.
Maximum exposures to insurance price risk as of December 31, 2020 and 2021, are as follows:

	December 31, 2020				December 31, 2021
	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Death	￦	244,975	￦	240,121	￦	253,325	￦	250,045
Disability		10,485		9,964		10,331		10,230
Hospitalization		33,321		33,321		34,194		34,194
Operation and diagnosis		77,820		76,530		81,429		79,850

	￦	366,601	￦	359,936	￦	379,279	￦	374,319

38.7.4 Details of the ceded reinsurance premiums by credit rating of reinsurer for the years ended December 31, 2020 and 2021, are as follows:

	2020			2021
	Ceded reinsurance premium		Proportion (%)	Ceded reinsurance premium		Proportion (%)
	(In millions of Korean won)
AA- or higher	￦	6,444	100.00	￦	5,223	100.00
A+ ~ A-		—	—		—	—
BBB+ or lower		—	—		—	—
Others		—	—		—	—

	￦	6,444	100.00	￦	5,223	100.00

38.7.5 Assumptions used in measuring insurance liabilities
The Group continues to apply estimated ratio defined in the premium and policy reserve calculation manual, as prescribed by the Insurance Business Act and the Regulations on Supervision of Insurance Business when measuring insurance liabilities at every reporting period. However, in the case of variable interest type insurance, adjusted interest rate reflecting the external index interest rate according to Article 6-12 of the Regulations on Supervision of Insurance Business and disclosed interest rate reflecting the rate of return on managed assets stated in the premium and policy reserve calculation manual are used.
Reserve amount should be equal to or more than the standard reserve which is calculated using the standard interest rate and standard risk ratio as prescribed by the Enforcement Rules of the Insurance Business Act and the Regulations on Supervision of Insurance Business.
38.7.6 Liquidity risk of insurance contracts
Liquidity risk arising from insurance contracts arises from the increase in refunds at maturity caused by concentrations of maturity, the excessive increase in surrender values caused by unexpected mass cancelation, and the increase in payments of claims caused by major accidents. The Group manages payment of refunds at maturity by analyzing remaining maturity of insurance contracts.
Maturity structure of premium reserve and unearned premium reserve as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Up to 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 years		Total
	(In millions of Korean won)
Premium reserve	￦	48,807	￦	37,502	￦	139,973	￦	215,470	￦	418,684	￦	12,376,772	￦	13,237,208
Unearned premium reserve		31		16		58		51		77		3,633		3,866

	December 31, 2021
	Up to 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 years		Total
	(In millions of Korean won)
Premium reserve	￦	39,578	￦	40,894	￦	154,062	￦	237,021	￦	528,373	￦	13,122,197	￦	14,122,125
Unearned premium reserve		31		15		50		51		65		4,092		4,304

38.7.7 Sensitivity analysis of insurance risk
The Group manages insurance risk by performing sensitivity analysis based on lapse ratio, claim ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty. Sensitivity analysis of insurance liabilities was conducted only in the unfavorable direction where additional insurance liabilities could be reserved as the surplus was sufficient as a result of the insurance liability adequacy test.

	December 31, 2020
	Assumption change		Effect on
			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
			(In millions of Korean won)
Lapse ratio	+10%		￦	158,219	￦	—	￦	—	￦	—
Claim ratio	+10%			719,689		—		—		—
Expense ratio	+10%			213,675		—		—		—
Discount rate	-0.5	%p		1,687,116		—		—		—

	December 31, 2021
	Assumption change		Effect on
			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
			(In millions of Korean won)
Lapse ratio	+10%		￦	114,427	￦	—	￦	—	￦	—
Claim ratio	+10%			571,446		—		—		—
Expense ratio	+10%			157,924		—		—		—
Discount rate	-0.5	%p		1,563,571		—		—		—
38.8 Application of the Overlay Approach
Upon initial application of IFRS No.9, the Group applied the overlay approach in accordance with IFRS No.4.
38.8.1 Details of financial assets subject to the overlay approach as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Financial assets at fair value through profit or loss:
Due from financial institutions	￦	70,312	￦	80,179
Debt securities		7,363,457		8,023,999
Equity securities		305,337		239,426

	￦	7,739,106	￦	8,343,604

38.8.2 Changes in net gains on overlay adjustment for the years ended December 31, 2020 and 2021, are as follows:

	2020		2021
	(In millions of Korean won)
Beginning	￦	187,077	￦	339,202
Recognition of other comprehensive income due to acquisition and valuation		177,500		185,906
Reclassification to profit or loss due to disposal		(25,375)		(65,624)

Ending	￦	339,202	￦	459,484

39. Statement of Cash Flows
39.1 Details of cash and cash equivalents as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Cash	￦	2,560,970	￦	2,496,941
Checks issued by other banks		327,781		150,047
Due from the Bank of Korea		12,340,532		17,579,643
Due from other financial institutions		10,379,559		10,782,743

		25,608,842		31,009,374

Due from financial institutions measured at fair value through profit or loss		100,094		200,743

		25,708,936		31,210,117

Deduction:
Restricted due from financial institutions		(15,303,363)		(20,754,706)
Due from financial institutions with original maturities over three months		(1,720,481)		(1,346,951)

		(17,023,844)		(22,101,657)

	￦	8,685,092	￦	9,108,460

39.2 Significant non-cash transactions for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019		2020		2021
	(In millions of Korean won)
Write-offs of loans	￦	1,188,584	￦	1,283,071	￦	1,086,296
Changes in financial investments due to debt-for-equity swap		104,815		13,820		327
Changes in accumulated other comprehensive income from valuation of financial instruments at fair value through other comprehensive income		35,490		496,159		507,175
Changes in accumulated other comprehensive income from valuation of investments in associates		7,695		(6,978)		165
Reclassification to assets of a disposal group held for sale		—		—		171,749
39.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2019, 2020 and 2021, are as follows:

	Activities	2019		2020		2021
	(In millions of Korean won)
Income tax paid	Operating	￦	1,223,084	￦	1,119,252	￦	1,586,750
Interest received	Operating		14,936,705		14,986,532		15,152,796
Interest paid	Operating		5,365,595		5,266,158		4,062,469
Dividends received	Operating		185,846		187,699		290,089
Dividends paid	Financing		766,249		883,952		1,053,416

39.4 Changes in liabilities arising from financing activities for the years ended December 31, 2020 and 2021, are as follows:

	2020
					Non-cash changes
	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
	(In millions of Korean won)
Derivatives held for hedging *	￦	187,101	￦	(16,202)	￦	—	￦	(102,347)	￦	10,553	￦	1,166	￦	(137,467)	￦	(57,196)
Borrowings		88,754,443		22,627,875		—		(217,461)		(591,619)		2,131,517		(116,912)		112,587,843
Due to trust accounts		5,216,460		2,326,495		—		—		—		—		—		7,542,955
Non-controlling interests		585,407		(25,658)		—		250,904		—		—		47,130		857,783
Others		868,556		(63,065)		236,860		11		—		—		(23,287)		1,019,075

	￦	95,611,967	￦	24,849,445	￦	236,860	￦	(68,893)	￦	(581,066)	￦	2,132,683	￦	(230,536)	￦	121,950,460

	2021
					Non-cash changes
	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
	(In millions of Korean won)
Derivatives held for hedging *	￦	(57,196)	￦	5,870	￦	—	￦	246,352	￦	(70,225)	￦	—	￦	(150,084)	￦	(25,283)
Borrowings		112,587,843		11,579,036		—		630,913		(115,440)		(329,512)		(10,278)		124,342,562
Due to trust accounts		7,542,955		(509,106)		—		—		—		—		—		7,033,849
Non-controlling interests		857,783		(24,145)		—		—		—		1,994		(2,294)		833,338
Others		1,019,075		(319,074)		166,336		119		—		—		119,398		985,854

	￦	121,950,460	￦	10,732,581	￦	166,336	￦	877,384	￦	(185,665)	￦	(327,518)	￦	(43,258)	￦	133,170,320

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.
39.5 The net cash flow associated with the changes in the subsidiaries for the years ended December 31, 2020 and 2021 are
￦
 1,951,245 million of cash outflow and
￦
 374,992 million of cash inflow, respectively.

40. Contingent Liabilities and Commitments
40.1 Details of acceptances and guarantees as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	￦	144,457	￦	136,914
Others		1,048,848		817,470

		1,193,305		954,384

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		221,422		523,037
Letter of guarantees		45,693		83,089
Bid bond		72,037		18,874
Performance bond		703,826		855,247
Refund guarantees		801,445		874,173
Others		3,072,099		2,505,353

		4,916,522		4,859,773

Financial guarantee contracts:
Acceptances and guarantees for issuance of debentures		10,040		5,040
Acceptances and guarantees for mortgage		89,302		51,053
Overseas debt guarantees		410,470		428,109
International financing guarantees in foreign currencies		197,097		132,114
Others		50,950		50,950

		757,859		667,266

		6,867,686		6,481,423

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,094,989		3,551,767
Refund guarantees		344,112		833,765

		2,439,101		4,385,532

	￦	9,306,787	￦	10,866,955

40.2 Credit qualities of acceptances and guarantees as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Confirmed acceptances and guarantees
Grade 1	￦	4,377,798	￦	1,119	￦	—	￦	4,378,917
Grade 2		2,269,455		47,438		—		2,316,893
Grade 3		27,588		85,321		—		112,909
Grade 4		14,925		33,440		501		48,866
Grade 5		—		453		9,648		10,101

		6,689,766		167,771		10,149		6,867,686

Unconfirmed acceptances and guarantees
Grade 1		1,422,528		771		—		1,423,299
Grade 2		912,209		28,506		—		940,715
Grade 3		11,399		23,069		—		34,468
Grade 4		2,369		29,934		—		32,303
Grade 5		—		589		7,727		8,316

		2,348,505		82,869		7,727		2,439,101

	￦	9,038,271	￦	250,640	￦	17,876	￦	9,306,787

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Confirmed acceptances and guarantees
Grade 1	￦	4,532,747	￦	838	￦	—	￦	4,533,585
Grade 2		1,594,714		32,567		—		1,627,281
Grade 3		105,691		46,174		—		151,865
Grade 4		7,722		149,785		214		157,721
Grade 5		—		774		10,197		10,971

		6,240,874		230,138		10,411		6,481,423

Unconfirmed acceptances and guarantees
Grade 1		3,083,636		3,391		—		3,087,027
Grade 2		998,204		39,224		—		1,037,428
Grade 3		12,039		34,797		—		46,836
Grade 4		11,925		195,794		—		207,719
Grade 5		—		138		6,384		6,522

		4,105,804		273,344		6,384		4,385,532

	￦	10,346,678	￦	503,482	￦	16,795	￦	10,866,955

40.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Large companies	￦	5,538,003	￦	1,770,235	￦	7,308,238	78.53
Small and medium-sized companies		695,860		459,487		1,155,347	12.41
Public sector and others		633,823		209,379		843,202	9.06

	￦	6,867,686	￦	2,439,101	￦	9,306,787	100.00

	December 31, 2021
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Large companies	￦	5,431,921	￦	3,377,150	￦	8,809,071	81.06
Small and medium-sized companies		820,327		657,073		1,477,400	13.60
Public sector and others		229,175		351,309		580,484	5.34

	￦	6,481,423	￦	4,385,532	￦	10,866,955	100.00

40.4 Classifications of acceptances and guarantees by industry as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	632,947	￦	5,871	￦	638,818	6.86
Manufacturing		2,992,319		1,285,530		4,277,849	45.96
Service		920,352		89,457		1,009,809	10.85
Wholesale and retail		1,086,772		891,619		1,978,391	21.26
Construction		411,601		14,488		426,089	4.58
Public sector		104,925		103,285		208,210	2.24
Others		718,770		48,851		767,621	8.25

	￦	6,867,686	￦	2,439,101	￦	9,306,787	100.00

	December 31, 2021
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	385,761	￦	10,114	￦	395,875	3.64
Manufacturing		2,742,224		2,979,232		5,721,456	52.65
Service		676,440		38,920		715,360	6.58
Wholesale and retail		1,603,085		999,416		2,602,501	23.95
Construction		317,946		38,260		356,206	3.28
Public sector		28,257		99,841		128,098	1.18
Others		727,710		219,749		947,459	8.72

	￦	6,481,423	￦	4,385,532	￦	10,866,955	100.00

40.5 Details of commitments as of December 31, 2020 and 2021, are as follows:

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Commitments
Corporate loan commitments	￦	40,253,100	￦	45,767,502
Retail loan commitments		46,450,857		47,080,416
Credit line of credit cards		65,325,863		70,534,719
Purchase of other securities		7,104,163		6,835,506

		159,133,983		170,218,143

Financial guarantee contracts
Credit line		3,522,809		5,729,798
Purchase of securities		683,800		495,400

		4,206,609		6,225,198

	￦	163,340,592	￦	176,443,341

40.6 Other Matters (including litigation)
a) The Group has 126 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ￦578,033 million, and 264 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ￦533,573 million, which arose in the normal course of the business, as of December 31, 2021. Details of major pending lawsuits in which the Group is a defendant are as follows:
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
						Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
	Confirm the absence of debt	1	96,200	Galamat-Art LLP is a joint guarantor of the PF loan for the ‘Kazakhstan Almaty City Complex Development Project’ in which Kookmin Bank Co., Ltd. participated as a lender. OO Bank, the agent bank of the lending group, filed a provisional seizure and a lawsuit on the merits of the guarantee debt to the local court against Galamat-Art LLP. And Galamat-Art LLP filed a counterclaim against the lenders, including Kookmin Bank, to confirm the absence of debt denying the joint guarantee obligation.	Decision in the first trial on December 29, 2021. Won both lawsuits on the merits and counterclaim. Galamat-Art LLP lodged an appeal.
KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	100,000	The plaintiffs OOOO Securities and OOOO Life Insurance filed lawsuits, claiming that the KB Securities Co., Ltd. provided false information on major matters in the product description while selling JB Australia NDIS Private Fund No.1 (on April 25, 2019, plaintiffs invested ￦50 billion each) (a) (Primary claim) requesting KB Securities Co., Ltd. to return unjust enrichment of ￦100 billion for cancelation of sales contracts of beneficiary certificates due to an error or termination of the contract due to default, (b) (Secondary claim) requesting for compensation for damages in investments amounting to ￦100 billion due to violation of the investor protection obligation and fraudulent transactions of KB Securities Co., Ltd. and OOO Asset Management.	First trial is in progress (The 4th pleading is scheduled for March 22, 2022).
b) Kookmin Bank has entered into an agreement with PT Bosowa Corporindo, a major shareholder of PT Bank KB Bukopin Tbk. Under this agreement, Kookmin Bank and PT Bosowa Corporindo have a right of first refusal and a tag-along right. In addition, Kookmin Bank can exercise its drag-along right for two years from the time three years have elapsed since the acquisition date (July 27, 2018) in certain cases, such as violation of the agreement between shareholders.
c) In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the accident, the Group faces 2 legal claims filed as a defendant, with an aggregate claim amount of ￦108 million as of December 31, 2020 and 2021. The Group takes out the personal information protection liability insurance as of December 31, 2021.

d) As of December 31, 2021, the Group is not able to dispose, transfer or collateralize the shares or rights of shares of KB KOLAO Leasing Co., Ltd. (“joint-venture lease company”) to a third party without the written consent of both KB Kookmin Card Co., Ltd. and LVMC Holdings (formerly Kolao Holdings), for five years (the restriction period for the disposal of its equity) after February 8, 2017. However, KB Kookmin Card Co., Ltd. and KB Capital Co., Ltd. may transfer all or part of their shares in the joint-venture lease company to affiliates of KB Financial Group Inc. who agree to comply with all the terms and conditions of this agreement on the establishment and operation of the joint-venture lease company and agree to succeed their responsibility for the joint-venture lease company. Meanwhile, KB KOLAO Leasing Co., Ltd. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are overdue by three months or more to Lanexang Leasing Co., Ltd. in accordance with the agreement.
e) As of December 31, 2021, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after May 18, 2020, when the purchase of shares was completed. If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method, and others. Meanwhile, the shareholders of PT Sunindo Kookmin Best Finance shall cause PT Sunindo Kookmin Best Finance, starting on the first financial year after the third year with distributable profits, whether continuous or cumulative, to pay the dividend to the shareholders in the maximum amount of 20% from net profit after tax in the respective financial year.
f) KB Securities Co., Ltd., as a sales agency, sold ￦326,500 million of private equity funds and trusts, which loans to corporations (borrower) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund is impossible due to the breach of contract by local borrowers in Australia, therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which the Group is a defendant as of December 31, 2021. There is a possibility that additional lawsuits will be filed in the future, but the magnitude and final outcome of the lawsuit are unpredictable.
g) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of December 31, 2021, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and ‘Lime Pluto FI Qualified Investor Private Investment Trust No.D-1’ whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is ￦191,500 million. Meanwhile, the Group sold ￦68,100 million of feeder funds of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds have been transferred to Wellbridge Asset Management (the bridge management company) to continue to collect and distribute investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. In this regard, KB Securities Co., Ltd. faces one claim filed as a defendant as of December 31, 2021. The Group has accounted for the estimated loss due to the possibility of additional lawsuits in the future as a provision for litigations.
h) The proliferation of COVID-19 has had a negative impact on the global economy, which may have an impact on the expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Group as follows:

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•
Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchange transactions.

•	A significant decrease in the fair value of the Group’s investment in an entity that could be affected by COVID-19 pandemic can occur.
Meanwhile, the impact on expected credit losses related to COVID-19 is described in Note 11.1 Changes in allowances for credit losses of loans and Note 24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees.
41. Subsidiaries
41.1 Details of major consolidated subsidiaries as of December 31, 2021, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Dec. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment financing
	Prudential Life Insurance Company of Korea Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Dec. 31	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation

Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Microfinance services
	PRASAC Microfinance Institution Plc.	100.00	Cambodia	Dec. 31	Microfinance services
	PT Bank KB Bukopin Tbk	67.00	Indonesia	Dec. 31	Banking and foreign exchange transaction
	PT Bank Syariah Bukopin	92.78	Indonesia	Dec. 31	Banking
	PT Bukopin Finance	97.03	Indonesia	Dec. 31	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Banking and foreign exchange transaction

KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Dec. 31	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00	China	Dec. 31	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.70	Vietnam	Dec. 31	Investment advisory and securities trading
	KB FINA Joint Stock Company	77.82	Vietnam	Dec. 31	Investment advisory and securities trading

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry

KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Dec. 31	Management service
	KBFG Insurance(China) Co., Ltd.	100.00	China	Dec. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Dec. 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Dec. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Dec. 31	Management service
	KB Golden Life Care Co., Ltd.	100.00	Korea	Dec. 31	Service
	KB Healthcare Co., Ltd.	100.00	Korea	Dec. 31	Information and communication
KB Kookmin Card Co., Ltd.	KB Daehan Specialized Bank Plc.	95.71	Cambodia	Dec. 31	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00	Indonesia	Dec. 31	Auto Installment finance
	KB J Capital Co., Ltd.	49.99	Thailand	Dec. 31	Service

KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Dec. 31	Auto Installment finance

KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Dec. 31	Auto Installment finance

Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Dec. 31	Service

KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Dec. 31	General advisory
41.2 Details of consolidated structured entities as of December 31, 2021, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

	Consolidated structured entities	Reasons for consolidation
Asset-backed securitization	MS Sejong 4th Co., Ltd. and 125 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund and 166 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.
If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.
41.3 Condensed financial information of major subsidiaries as of and for the years ended December 31, 2020 and 2021, are as follows:

	December 31, 2020						2020
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
	(In millions of Korean won)
Kookmin Bank 1	￦	438,444,114	￦	408,036,040	￦	30,408,074	￦	24,519,818	￦	2,298,195	￦	2,905,953
KB Securities Co., Ltd. 1,2		57,570,654		52,516,488		5,054,166		10,040,497		425,622		449,507
KB Insurance Co., Ltd. 1,2		39,125,869		35,093,312		4,032,557		13,735,778		177,181		139,290
KB Kookmin Card Co., Ltd. 1		24,071,644		19,789,958		4,281,686		3,210,581		324,662		308,148
Prudential Life Insurance Company of Korea Ltd. 2		25,121,656		22,681,729		2,439,927		656,062		55,711		(31,718)
KB Asset Management Co., Ltd. 1		335,601		112,522		223,079		191,427		57,317		57,802
KB Capital Co., Ltd. 1,2		12,823,748		11,392,177		1,431,571		1,300,378		141,646		139,949
KB Life Insurance Co., Ltd.		10,424,916		9,842,789		582,127		1,897,859		(23,185)		(33,210)
KB Real Estate Trust Co., Ltd. 1		437,619		108,096		329,523		139,070		66,874		66,718
KB Savings Bank Co., Ltd.		1,883,720		1,658,116		225,604		104,397		17,305		16,197
KB Investment Co., Ltd. 1		848,693		618,552		230,141		128,014		15,387		15,390
KB Data System Co., Ltd.		40,347		23,024		17,323		149,966		(1,729)		(3,367)
KB Credit Information Co., Ltd.		27,711		11,773		15,938		39,767		1,132		1,040

	December 31, 2021						2021
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
	(In millions of Korean won)
Kookmin Bank 1	￦	483,564,898	￦	450,675,985	￦	32,888,913	￦	26,536,995	￦	2,590,764	￦	3,265,921
KB Securities Co., Ltd. 1,2		55,493,985		50,008,422		5,485,563		8,543,590		594,301		628,112
KB Insurance Co., Ltd. 1,2		41,472,227		37,328,954		4,143,273		14,131,278		301,836		107,240
KB Kookmin Card Co., Ltd. 1		27,349,561		22,793,920		4,555,641		3,527,354		418,898		442,873
Prudential Life Insurance Company of Korea Ltd. 2		26,287,116		23,992,601		2,294,515		1,976,122		336,198		54,587
KB Asset Management Co., Ltd. 1		375,739		128,589		247,150		254,162		79,899		79,071
KB Capital Co., Ltd. 1,2		14,529,427		12,707,210		1,822,217		1,634,759		209,899		209,719
KB Life Insurance Co., Ltd.		10,634,562		10,174,282		460,280		2,259,301		(46,595)		(121,847)
KB Real Estate Trust Co., Ltd.		496,522		119,700		376,822		168,373		81,480		82,299
KB Savings Bank Co., Ltd.		2,601,134		2,339,037		262,097		150,028		18,932		22,526
KB Investment Co., Ltd. 1		1,197,720		922,239		275,481		207,367		55,338		55,340
KB Data System Co., Ltd. 1		44,486		25,911		18,575		174,819		467		1,105
KB Credit Information Co., Ltd.		28,674		12,303		16,371		39,909		388		434

1	Financial information is based on its consolidated financial statements.
2	Includes fair value adjustments arising from the acquisition.
41.4 The Characteristics of Risks Associated with Consolidated Structured Entities
The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:
41.4.1 The Group has provided payment guarantees of ￦4,512,760 million to K plus 1st L.L.C and other consolidated structured entities.
41.4.2 The Group has provided capital commitment to 31 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ￦1,642,214 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.
41.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

41.5 Changes in Subsidiaries
41.5.1 Subsidiaries newly included in consolidation for the year ended December 31, 2021, are as follows:

Company	Reasons of obtaining control
PT KB Data Systems Indonesia and 15 others	Holds more than half of the ownership interests
Able Guwall 1st Co., Ltd. and 71 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt
KB Global Private Real Estate Debt Fund No.11 and 33 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests
KB Global Commerce Private Equity Investment Fund and 4 others	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests
41.5.2 Subsidiaries excluded from consolidation for the year ended December 31, 2021, are as follows:

Company	Reasons of losing control
Able Hana Co., Ltd. and 72 others	Termination of the commitments
KB SAUDI SEPCO II Private Special Asset Fund and 22 others	Liquidation
Aquila Global Real Assets Fund No.1 LP and 5 others	Disposal
KB Global ESG Securities Feeder Fund (Equity) and 8 others	Decrease in ownership interests to less than majority

42. Unconsolidated Structured Entities
42.1 Nature, purpose, and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of financing
Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships, construction and purchase of aircrafts	Loan commitments through credit line, providing credit line, and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment from general partners and limited partners

Trusts	Management of financial trusts; —Development trust —General unspecified money trust —Trust whose principal is not guaranteed —Other trusts	Management of trusted financial assets Payment of trust fees and allocation of trust profits.	Sales of trusted financial assets

Asset-backed securitization	Early cash generation through transfer of securitized assets Fees earned through services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of asset-backed securitization plan Purchase and collection of securitized assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitized assets

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2020 and 2021, are as follows:

	December 31, 2020
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
	(In millions of Korean won)
Total assets of unconsolidated structured entities	￦	56,200,300	￦	285,528,467	￦	1,984,006	￦	116,115,027	￦	459,827,800
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	￦	164,996	￦	11,151,958	￦	—	￦	2,308,917	￦	13,625,871
Derivative financial assets		—		—		—		3,005		3,005
Loans measured at amortized cost		4,655,337		379,727		262,382		1,080,824		6,378,270
Financial investments		—		—		—		7,849,054		7,849,054
Investments in associates		—		396,953		—		—		396,953
Other assets		2,572		3,257		91,297		16,363		113,489

	￦	4,822,905	￦	11,931,895	￦	353,679	￦	11,258,163	￦	28,366,642

Liabilities:
Deposits	￦	612,023	￦	26,839	￦	—	￦	344,221	￦	983,083
Derivative financial liabilities		—		—		—		1,307		1,307
Other liabilities		8,422		97		1		13,736		22,256

	￦	620,445	￦	26,936	￦	1	￦	359,264	￦	1,006,646

Maximum exposure *
Assets held	￦	4,822,905	￦	11,931,895	￦	353,679	￦	11,258,163	￦	28,366,642
Purchase and investment commitments		—		5,650,847		—		761,200		6,412,047
Unused credit		1,322,414		—		18,287		3,020,084		4,360,785
Acceptances and guarantees and loan commitments		883,342		16,650		—		684,257		1,584,249

	￦	7,028,661	￦	17,599,392	￦	371,966	￦	15,723,704	￦	40,723,723

Methods of determining the maximum exposure		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and Investment agreements		Trust paying dividends by results: Total amount of trust exposure		Providing credit lines/ purchase commitments/ loan commitments and acceptances and guarantees

	December 31, 2021
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
		(In millions of Korean won)
Total assets of unconsolidated structured entities	￦	89,647,771	￦	416,401,893	￦	3,005,720	￦	144,897,727	￦	653,953,111
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	￦	126,086	￦	13,340,292	￦	90,348	￦	3,602,631	￦	17,159,357
Derivative financial assets		—		—		—		181		181
Loans measured at amortized cost		8,290,514		479,452		265,173		1,194,705		10,229,844
Financial investments		—		—		—		8,084,101		8,084,101
Investments in associates		—		292,315		—		—		292,315
Other assets		2,496		3,111		119,630		15,638		140,875

	￦	8,419,096	￦	14,115,170	￦	475,151	￦	12,897,256	￦	35,906,673

Liabilities:
Deposits	￦	650,834	￦	58,348	￦	—	￦	330,592	￦	1,039,774
Derivative financial liabilities		—		—		—		437		437
Other liabilities		8,196		289		—		32,179		40,664

	￦	659,030	￦	58,637	￦	—	￦	363,208	￦	1,080,875

Maximum exposure *
Assets held	￦	8,419,096	￦	14,115,170	￦	475,151	￦	12,897,256	￦	35,906,673
Purchase and investment commitments		—		6,131,739		131,102		499,682		6,762,523
Unused credit		855,322		—		—		4,990,797		5,846,119
Acceptances and guarantees and loan commitments		1,544,394		—		15,890		496,284		2,056,568

	￦	10,818,812	￦	20,246,909	￦	622,143	￦	18,884,019	￦	50,571,883

Methods of determining the maximum exposure		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and Investment agreements		Trust paying dividends by results: Total amount of trust exposure		Providing credit lines/ purchase commitments/ loan commitments and acceptances and guarantees

*	Maximum exposure includes the asset amounts, after deducting loss (provisions for credit losses, impairment losses, and others), recognized in the consolidated financial statements of the Group.

43. Related Party Transactions
According to IAS No.24, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 13 for details of investments in associates and joint ventures.
43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2019, 2020 and 2021, are as follows:

		2019		2020		2021
		(In millions of Korean won)
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	￦	6,743	￦	6,817	￦	5,689
Korea Credit Bureau Co., Ltd.	Interest expense		21		7		6
	Fee and commission income		1,056		957		910
	Insurance income		3		5		4
	Fee and commission expense		2,541		3,280		4,256
	Other operating expenses		—		1		11
KB GwS Private Securities Investment Trust *	Fee and commission income		851		853		146
Incheon Bridge Co., Ltd.	Interest income		8,612		4,345		4,069
	Interest expense		483		334		158
	Fee and commission income		—		23		22
	Fee and commission expense		7		6		6
	Insurance income		284		279		230
	Gains on financial instruments at fair value through profit or loss		4,975		899		—
	Losses on financial instruments at fair value through profit or loss		—		—		1,374
	Reversal of credit losses		5		—		444
	Provision for credit losses		1		472		1
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	Fee and commission income		178		12		—
Aju Good Technology Venture Fund	Interest expense		22		18		27
KB Star Office Private Real Estate Master Fund No.1	Interest income		370		371		370
	Interest expense		208		61		5
	Fee and commission income		435		436		435
RAND Bio Science Co., Ltd.	Interest expense		5		11		—
	Other non-operating expenses		843		—		—
SY Auto Capital Co., Ltd.	Interest income		1,016		1,097		941
	Interest expense		1		2		—
	Fee and commission income		34		39		88
	Fee and commission expense		389		132		15
	Insurance income		32		40		42
	Other operating income		689		1,709		710
	Other operating expenses		288		121		64
	Reversal of credit losses		13		17		11

		2019	2020	2021
		(In millions of Korean won)
Food Factory Co., Ltd.	Interest income	41	52	70
	Interest expense	—	12	5
	Insurance income	4	5	9
	Fee and commission expense	12	4	2
	Gains on financial instruments at fair value through profit or loss	60	72	—
	Losses on financial instruments at fair value through profit or loss	—	—	1
	Reversal of credit losses	—	—	6
	Provision for credit losses	1	8	—
KB Pre IPO Secondary Venture Fund No.1	Interest expense	7	3	1
	Fee and commission income	110	110	110
Built On Co., Ltd. *	Interest income	1	—	—
	Insurance income	1	—	—
KB Private Equity Fund No.3 *	Fee and commission income	480	463	—
Wise Asset Management Co., Ltd. *	Interest expense	2	—	—
Acts Co., Ltd.	Interest income	1	1	—
	Insurance income	1	—	1
	Gains on financial instruments at fair value through profit or loss	30	—	—
Dongjo Co., Ltd.	Insurance income	2	1	1
A-PRO Co., Ltd. *	Interest income	19	7	—
	Interest expense	4	1	—
	Fee and commission expense	17	—	—
	Insurance income	4	1	—
	Provision for credit losses	—	1	—
POSCO-KB Shipbuilding Fund	Fee and commission income	490	387	213
Dae-A Leisure Co., Ltd.	Interest expense	8	7	2
Paycoms Co., Ltd.	Interest income	10	10	10
	Insurance income	1	—	—
	Gains on financial instruments at fair value through profit or loss	125	69	42
Big Dipper Co., Ltd.	Fee and commission expense	—	768	655
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	58	23	1
	Fee and commission income	449	300	190
KB-TS Technology Venture Private Equity Fund	Fee and commission income	730	126	285
KB-SJ Tourism Venture Fund	Fee and commission income	422	338	279
JLK Inspection Co., Ltd. *	Interest expense	1	—	—
TESTIAN Inc. *	Interest income	3	—	—
Banksalad Co., Ltd.	Gains on financial instruments at fair value through profit or loss	—	1,636	613
	Losses on financial instruments at fair value through profit or loss	—	—	663
	Fee and commission income	39	36	36
	Fee and commission expense		5	48

		2019	2020	2021
		(In millions of Korean won)
Iwon Alloy Co., Ltd.	Insurance income	2	1	—
Bioprotect Ltd.	Gains on financial instruments at fair value through profit or loss	—	—	293
	Losses on financial instruments at fair value through profit or loss	—	216	—
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income	—	27	38
	Other non-operating income	33	—	—
	Gains on financial instruments at fair value through profit or loss	947	—	531
	Losses on financial instruments at fair value through profit or loss	2,120	489	2,373
RMGP Bio-Pharma Investment, L.P.	Losses on financial instruments at fair value through profit or loss	—	1	—
KB-MDI Centauri Fund LP	Fee and commission income	—	308	401
	Gains on financial instruments at fair value through profit or loss	—	—	551
	Losses on financial instruments at fair value through profit or loss	—	322	284
Hibiscus Fund LP	Fee and commission income	—	—	372
	Gains on financial instruments at fair value through profit or loss	—	—	113
RMG-KB BioAccess Fund L.P.	Fee and commission income	—	—	57
	Gains on financial instruments at fair value through profit or loss	—	—	5
S&E Bio Co., Ltd.	Interest expense	—	1	1
Contents First Inc.	Interest expense	—	14	83
December & Company Inc.	Interest expense	—	1	—
	Insurance income	—	—	109
GENINUS Inc.	Interest expense	—	70	29
	Gains on financial instruments at fair value through profit or loss	—	—	4,009
	Provision for credit losses	—	—	6
Wyatt Corp.	Gains on financial instruments at fair value through profit or loss	136	—	—
	Insurance income	50	63	87
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	89	40	17
	Fee and commission income	735	734	514
Spark Biopharma Inc.	Interest expense	59	—	7
Skydigital Inc.	Fee and commission income		4	3
KB No.9 Special Purpose Acquisition Company *	Interest expense	(23)	—	—
KB No.10 Special Purpose Acquisition Company *	Interest expense	18	—	—
	Gains on financial instruments at fair value through profit or loss	3,066	—	—

		2019	2020	2021
		(In millions of Korean won)
KB No.11 Special Purpose Acquisition Company *	Interest expense	9	—	—
	Gains on financial instruments at fair value through profit or loss	118	—	—
KB No.17 Special Purpose Acquisition Company	Fee and commission income	175	—	—
	Gains on financial instruments at fair value through profit or loss	1,384	4	—
	Losses on financial instruments at fair value through profit or loss	—	—	1,388
	Interest expense	28	25	14
KB No.18 Special Purpose Acquisition Company	Fee and commission income	263	—	—
	Gains on financial instruments at fair value through profit or loss	1,898	84	8
	Interest expense	28	31	20
KB No.19 Special Purpose Acquisition Company	Fee and commission income	150	—	—
	Gains on financial instruments at fair value through profit or loss	1,044	11	36
	Interest expense	8	13	9
KB No.20 Special Purpose Acquisition Company	Fee and commission income	—	210	—
	Gains on financial instruments at fair value through profit or loss	—	1,568	68
	Interest expense	3	25	15
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income	490	488	487
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income	1,444	1,442	550
COSES GT Co., Ltd.	Interest income	—	6	18
	Interest expense	—	—	1
	Losses on financial instruments at fair value through profit or loss	5	—	—
	Provision for credit losses	—	4	—
	Reversal of credit losses	—	—	3
IDTECK Co., Ltd.	Insurance income	—	—	1
Mantisco Co., Ltd.	Interest expense	—	—	1
SuperNGine Co., Ltd.	Interest expense	—	—	1
Desilo Inc.	Interest income	—	—	1
	Provision for credit losses	—	—	2
Turing Co., Ltd.	Interest expense	—	—	1
IGGYMOB Co., Ltd.	Interest expense	—	—	1
WJ Private Equity Fund No.1	Fee and commission income	—	5	7
UPRISE, Inc.	Interest income	—	2	5
	Interest expense	—	—	1
	Provision for credit losses	—	1	—
	Reversal of credit losses	—	—	1
CWhy Inc.	Losses on financial instruments at fair value through profit or loss	—	2,000	—
	Insurance income	3	—	—

		2019	2020	2021
		(In millions of Korean won)
Stratio, Inc.	Interest expense	1	—	—
NEXELON Inc. *	Interest expense	2	—	—
CellinCells Co., Ltd.	Interest expense	19	4	—
Bomapp Inc.	Fee and commission expense	—	9	5
	Interest expense	1	—	—
	Insurance income	1	8	—
	Losses on financial instruments at fair value through profit or loss	—	—	1,980
KB Social Impact Investment Fund	Fee and commission income	121	300	300
KB-UTC Inno-Tech Venture Fund	Fee and commission income	—	371	471
KBSP Private Equity Fund No.4	Fee and commission income	—	480	389
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income	—	237	1,198
JR Global REIT *	Fee and commission income	—	6,210	—
IGIS No.371 Professional Investors’ Real Estate Investment Company *	Fee and commission income	—	200	—
Koreit Tower Real Estate Investment Trust Company *	Fee and commission income	—	2,852	—
2020 KB Fintech Renaissance Fund	Fee and commission income	—	60	147
KB Material and Parts No.1 PEF	Fee and commission income	—	63	353
FineKB Private Equity Fund No.1	Fee and commission income	—	38	540
Paramark KB Fund No.1	Fee and commission income	—	—	100
KB Bio Private Equity No.3 Ltd.	Fee and commission income	—	—	324
K The 15th REIT Co., Ltd. *	Fee and commission income	—	—	500
	Insurance income	—	—	1
Bluepointpartners Inc.	Gains on financial instruments at fair value through profit or loss	—	—	846
	Losses on financial instruments at fair value through profit or loss	—	68	—
KB-Solidus Global Healthcare Fund	Fee and commission income	81	777	167
SwatchOn Inc.	Fee and commission income	—	9	8
	Interest expense	—	47	10
Gomi corporation Inc.	Interest income	—	—	19
	Interest expense	—	—	1
	Provision for credit losses	—	—	13
BNF Corporation Ltd. *	Interest income	7	401	—
	Fee and commission income	—	2	—
	Gains on financial instruments at fair value through profit or loss	158	—	—
	Provision for credit losses	1	8	—
KB Cape No.1 Private Equity Fund	Fee and commission income	97	144	144
	Losses on financial instruments at fair value through profit or loss	—	—	69
ALS Co., Ltd. *	Interest income	194	—	—
Keystone-Hyundai Securities No.1 Private Equity Fund *	Fee and commission income	90	115	43
MJT&I Corp.	Insurance income	1	—	—
Others
Retirement pension	Fee and commission income	939	1,077	1,338
	Interest expense	4	3	9

*	Excluded from the Group’s related party as of December 31, 2021.

Meanwhile, the Group purchased installment financial assets, etc. from SY Auto Capital Co., Ltd. amounting to ￦1,504,217 million and ￦878,690 million for the years ended December 31, 2020 and 2021, respectively.
43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2020 and 2021, are as follows:

		December 31, 2020		December 31, 2021
		(In millions of Korean won)
Associates and joint ventures
Balhae Infrastructure Company	Other assets	￦	1,733	￦	1,427
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		36		36
	Deposits		19,982		10,200
	Insurance liabilities		1		1
	Other liabilities		623		—
KB GwS Private Securities Investment Trust *	Other assets		641		—
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		38,756		37,382
	Loans measured at amortized cost (gross amount)		133,002		114,107
	Allowances for credit losses		202		26
	Other assets		545		423
	Deposits		39,520		35,487
	Provisions		292		24
	Insurance liabilities		109		79
	Other liabilities		205		99
Jungdo Co., Ltd.	Deposits		4		4
Dongjo Co., Ltd.	Insurance liabilities		1		—
Dae-A Leisure Co., Ltd.	Deposits		636		17
	Other liabilities		21		—
Aju Good Technology Venture Fund	Deposits		3,093		6,286
	Other liabilities		1		10
KB Star Office Private Real Estate Master Fund No.1	Loans measured at amortized cost (gross amount)		10,000		10,000
	Allowances for credit losses		5		5
	Other assets		137		138
	Deposits		4,255		2,578
	Other liabilities		24		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		8,097		1,524
	Other liabilities		1		—
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		349		260
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		2,000		1,591
	Other assets		144		73

		December 31, 2020	December 31, 2021
		(In millions of Korean won)
RAND Bio Science Co., Ltd.	Deposits	693	443
	Loans measured at amortized cost (gross amount)	1	1
SY Auto Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	40,060	40,074
	Allowances for credit losses	57	68
	Other assets	65	630
	Deposits	6	17
	Insurance liabilities	13	14
	Other liabilities	76	36
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	662	663
	Loans measured at amortized cost (gross amount)	3,210	3,553
	Allowances for credit losses	8	4
	Other assets	3	2
	Deposits	1,555	839
	Provisions	2	—
	Insurance liabilities	5	8
	Other liabilities	9	6
KB Pre IPO Secondary Venture Fund No.1	Deposits	629	103
Acts Co., Ltd.	Deposits	18	154
	Insurance liabilities	1	2
	Other liabilities	100	100
POSCO-KB Shipbuilding Fund	Other assets	264	213
Paycoms Co., Ltd.	Other assets	1	1
	Financial assets at fair value through profit or loss	1,226	1,269
	Deposits	1	1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)	4	17
	Deposits	1	—
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	923	904
Iwon Alloy Co., Ltd.	Insurance liabilities	—	1
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	4,250	5,423
	Other liabilities	71	79
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	9	14
Wyatt Corp.	Financial assets at fair value through profit or loss	6,000	6,000
	Deposits	1	1
	Insurance liabilities	39	94
Skydigital Inc.	Deposits	15	85
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss	9,141	9,090

		December 31, 2020	December 31, 2021
		(In millions of Korean won)
Spark Biopharma Inc.	Loans measured at amortized cost (gross amount)	—	17
	Financial assets at fair value through profit or loss	—	4,950
	Deposits	—	6,015
	Other liabilities	—	3
UPRISE, Inc.	Financial assets at fair value through profit or loss	250	1,250
	Loans measured at amortized cost (gross amount)	500	—
	Allowances for credit losses	1	—
	Deposits	11	4,001
Stratio, Inc.	Financial assets at fair value through profit or loss	1,000	1,000
	Deposits	13	—
Honest Fund, Inc.	Financial assets at fair value through profit or loss	3,999	3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss	2,000	2,000
	Loans measured at amortized cost (gross amount)	24	6
	Deposits	260	38
Jo Yang Industrial Co., Ltd.	Deposits	2	1
KB No.17 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,687	1,301
	Deposits	1,711	1,687
	Other liabilities	23	12
KB No.18 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	3,873	3,881
	Deposits	2,101	2,077
	Other liabilities	19	12
KB No.19 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,055	2,091
	Deposits	1,053	1,013
	Other liabilities	3	5
KB No.20 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	3,067	3,135
	Deposits	1,716	1,681
	Other liabilities	1	3
COSES GT Co., Ltd.	Financial assets at fair value through profit or loss	4,930	4,930
	Loans measured at amortized cost (gross amount)	500	515
	Allowances for credit losses	4	2
	Other assets	1	1
	Deposits	292	1,939
	Insurance liabilities	1	—

		December 31, 2020	December 31, 2021
		(In millions of Korean won)
IDTECK Co., Ltd.	Insurance liabilities	—	1
Bomapp Inc.	Financial assets at fair value through profit or loss	1,999	19
	Insurance liabilities	2	—
Channel Corporation	Financial assets at fair value through profit or loss	4,551	14,551
MitoImmune Therapeutics	Financial assets at fair value through profit or loss	5,000	7,000
KB-Solidus Global Healthcare Fund	Other assets	707	620
Bioprotect Ltd.	Financial assets at fair value through profit or loss	3,264	3,557
Gomi corporation Inc.	Financial assets at fair value through profit or loss	500	2,500
	Loans measured at amortized cost (gross amount)	9	2,233
	Allowances for credit losses	—	12
	Other assets	—	4
	Deposits	37	3,188
	Other liabilities	—	1
Copin Communications, Inc.	Financial assets at fair value through profit or loss	1,500	4,801
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss	1,200	1,200
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss	2,000	2,000
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss	2,000	2,000
	Deposits	1,142	263
Bluepointpartners Inc.	Financial assets at fair value through profit or loss	1,432	2,278
4N Inc.	Financial assets at fair value through profit or loss	200	200
	Deposits	76	39
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss	2,100	2,100
Contents First Inc.	Financial assets at fair value through profit or loss	6,146	7,277
	Deposits	1,823	12,650
	Other liabilities	7	57
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss	4,280	9,633
	Other assets	308	104
OKXE Inc.	Financial assets at fair value through profit or loss	800	800

		December 31, 2020	December 31, 2021
		(In millions of Korean won)
GENINUS Inc.	Financial assets at fair value through profit or loss	5,599	5,855
	Loans measured at amortized cost (gross amount)	—	17
	Allowances for credit losses	—	6
	Deposits	13,630	34,415
	Other liabilities	15	2
Mantisco Co., Ltd.	Loans measured at amortized cost (gross amount)	—	1
	Financial assets at fair value through profit or loss	—	3,000
	Deposits	—	386
IMBiologics Corp.	Loans measured at amortized cost (gross amount)	—	4
	Financial assets at fair value through profit or loss	—	5,000
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	—	2
	Deposits	—	944
	Financial assets at fair value through profit or loss	—	1,996
Desilo Inc.	Financial assets at fair value through profit or loss	—	3,168
	Loans measured at amortized cost (gross amount)	—	301
	Allowances for credit losses	—	2
	Deposits	—	168
Turing Co., Ltd.	Financial assets at fair value through profit or loss	—	3,000
	Deposits	—	1,054
IGGYMOB Co., Ltd.	Financial assets at fair value through profit or loss	—	5,000
	Loans measured at amortized cost (gross amount)	—	6
	Deposits	—	2,938
FineKB Private Equity Fund No.1	Other assets	38	153
Paramark KB Fund No.1	Other liabilities	—	200
Neomio Corp. *	Deposits	535	—
December & Company Inc.	Deposits	1	1
	Insurance liabilities	—	10
KB Social Impact Investment Fund	Other assets	—	150
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss	—	2,200
G1 Playground Co., Ltd.	Financial assets at fair value through profit or loss	—	1,000
	Deposits	—	354
Pin Therapeutics Inc.	Financial assets at fair value through profit or loss	—	3,000

		December 31, 2020	December 31, 2021
		(In millions of Korean won)
Hibiscus Fund LP	Financial assets at fair value through profit or loss	—	4,731
	Other assets	—	251
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss	—	353
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss	—	7
SwatchOn Inc.	Financial assets at fair value through profit or loss	3,345	3,345
	Loans measured at amortized cost (gross amount)	59	73
	Provisions	1	—
	Deposits	3,947	686
	Other liabilities	40	—
Key management personnel	Loans measured at amortized cost (gross amount)	5,153	4,591
	Allowances for credit losses	2	2
	Other assets	5	4
	Deposits	17,167	16,996
	Provisions	—	1
	Insurance liabilities	2,501	2,471
	Other liabilities	371	345
Others
Retirement pension	Other assets	295	369
	Other liabilities	10,600	5,014

*	Excluded from the Group’s related party as of December 31, 2021, therefore, the remaining outstanding balances with those entities are not disclosed.

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Beginning	Loan		Collection		Ending
	(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦43	￦	36	￦	(43)	￦	36
Incheon Bridge Co., Ltd.	185,564		901		(14,707)		171,758
Carlife Co., Ltd.	—		22		(22)		—
KB Star Office Private Real Estate Master Fund No.1	10,000		—		—		10,000
KB Cape No.1 Private Equity Fund	2,000		—		—		2,000
RAND Bio Science Co., Ltd.	1		1		(1)		1
SY Auto Capital Co., Ltd.	41,990		11,310		(13,240)		40,060
Food Factory Co., Ltd.	2,582		1,314		(24)		3,872
Acts Co., Ltd.	—		74		(74)		—
Paycoms Co., Ltd.	1,157		69		—		1,226
Big Dipper Co., Ltd.	11		4		(11)		4
A-PRO Co., Ltd.*	2,019		2,000		(4,019)		—
RMGP Bio-Pharma Investment Fund, L.P.	3,419		831		—		4,250
RMGP Bio-Pharma Investment, L.P.	8		1		—		9
Wyatt Corp.	6,000		—		—		6,000
Banksalad Co., Ltd.	7,504		1,637		—		9,141
UPRISE, Inc.	250		500		—		750
Stratio, Inc.	1,000		—		—		1,000
Honest Fund, Inc.	3,999		—		—		3,999
CellinCells Co., Ltd.	2,004		24		(4)		2,024
KB No.17 Special Purpose Acquisition Company	2,683		4		—		2,687
KB No.18 Special Purpose Acquisition Company	3,786		87		—		3,873
KB No.19 Special Purpose Acquisition Company	2,043		12		—		2,055
KB No.20 Special Purpose Acquisition Company	1,499		1,568		—		3,067
COSES GT Co., Ltd.	2,930		2,500		—		5,430
CWhy Inc.	2,000		—		(2,000)		—
Bomapp Inc.	1,999		—		—		1,999
Channel Corporation	2,000		2,551		—		4,551
MitoImmune Therapeutics	5,000		—		—		5,000
Bioprotect Ltd.	—		3,264		—		3,264
Gomi corporation Inc.	—		509		—		509
Copin Communications, Inc.	—		1,500		—		1,500
Go2joy Co., Ltd.	—		1,200		—		1,200
ClavisTherapeutics, Inc.	—		2,000		—		2,000
S&E bio Co., Ltd.	—		2,000		—		2,000
Bluepointpartners Inc.	—		1,432		—		1,432
4N Inc.	—		200		—		200
Xenohelix Co., Ltd.	—		2,100		—		2,100
Contents First Inc.	—		6,146		—		6,146
KB-MDI Centauri Fund LP	—		4,280		—		4,280
SwatchOn Inc.	1,845		1,559		—		3,404
OKXE Inc.	—		800		—		800
GENINUS Inc.	—		5,599		—		5,599
BNF Corporation Ltd.*	3,659		1,000		(4,659)		—
Key management personnel	3,538		5,141		(3,526)		5,153

	2021
	Beginning		Loan		Collection		Ending
	(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	36	￦	36	￦	(36)	￦	36
Incheon Bridge Co., Ltd.		171,758		7		(20,276)		151,489
KB Star Office Private Real Estate Master Fund No.1		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		2,000		—		(409)		1,591
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		40,060		74		(60)		40,074
Food Factory Co., Ltd.		3,872		397		(53)		4,216
Paycoms Co., Ltd.		1,226		43		—		1,269
Big Dipper Co., Ltd.		4		17		(4)		17
RMGP Bio-Pharma Investment Fund, L.P.		4,250		1,173		—		5,423
RMGP Bio-Pharma Investment, L.P.		9		5		—		14
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,141		—		(51)		9,090
UPRISE, Inc.		750		1,000		(500)		1,250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,024		6		(24)		2,006
KB No.17 Special Purpose Acquisition Company		2,687		—		(1,386)		1,301
KB No.18 Special Purpose Acquisition Company		3,873		8		—		3,881
KB No.19 Special Purpose Acquisition Company		2,055		36		—		2,091
KB No.20 Special Purpose Acquisition Company		3,067		68		—		3,135
COSES GT Co., Ltd.		5,430		15		—		5,445
Bomapp Inc.		1,999		—		(1,980)		19
Channel Corporation		4,551		10,000		—		14,551
MitoImmune Therapeutics		5,000		2,000		—		7,000
Bioprotect Ltd.		3,264		293		—		3,557
Gomi corporation Inc.		509		4,233		(9)		4,733
Copin Communications, Inc.		1,500		3,301		—		4,801
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		2,000		—		—		2,000
Bluepointpartners Inc.		1,432		846		—		2,278
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		6,146		1,131		—		7,277
KB-MDI Centauri Fund LP		4,280		5,353		—		9,633
SwatchOn Inc.		3,404		73		(59)		3,418
OKXE Inc.		800		—		—		800
GENINUS Inc.		5,599		273		—		5,872
Checkmate Therapeutics Inc.		—		2,200		—		2,200
Mantisco Co., Ltd.		—		3,001		—		3,001
IMBiologics Corp.		—		5,004		—		5,004
Spark Biopharma Inc.		—		4,967		—		4,967
G1 Playground Co., Ltd.		—		1,000		—		1,000
Pin Therapeutics Inc.		—		3,000		—		3,000
Hibiscus Fund LP		—		4,731		—		4,731
SuperNGine Co., Ltd.		—		1,998		—		1,998

	2021
	Beginning	Loan	Collection	Ending
	(In millions of Korean won)
Desilo Inc.	—	3,469	—	3,469
RMG-KB BioAccess Fund L.P.	—	353	—	353
RMG-KB BP Management Ltd.	—	7	—	7
IGGYMOB Co., Ltd.	—	5,006	—	5,006
Turing Co., Ltd.	—	3,000	—	3,000
Key management personnel	5,153	3,421	(3,983)	4,591

*	Excluded from the Group’s related party as of December 31, 2021.
43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2020 and 2021, are as follows:

	2020
	Beginning		Borrowing		Repayment		Others 1		Ending
	(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	17,966	￦	1,000	￦	—	￦	1,016	￦	19,982
Incheon Bridge Co., Ltd.		45,447		20,000		(21,260)		(4,667)		39,520
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		753		—		—		(117)		636
Computerlife Co., Ltd.		1		—		—		(1)		—
Skydigital Inc.		25		—		—		(10)		15
Jo Yang Industrial Co., Ltd.		2		—		—		—		2
Aju Good Technology Venture Fund		5,456		1,442		—		(3,805)		3,093
KB-KDBC Pre-IPO New Technology Business Investment Fund		7,054		1,500		(6,500)		(1,131)		923
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		13,118		—		—		(5,021)		8,097
Neomio Corp. 2		—		—		—		535		535
WJ Private Equity Fund No.1		—		—		—		349		349
KB Star Office Private Real Estate Master Fund No.1		8,293		2,117		(5,630)		(525)		4,255
SY Auto Capital Co., Ltd.		8		—		—		(2)		6
KB No.17 Special Purpose Acquisition Company		1,742		1,525		(1,500)		(56)		1,711
KB No.18 Special Purpose Acquisition Company		2,140		2,063		(2,100)		(2)		2,101
KB No.19 Special Purpose Acquisition Company		1,093		1,000		(1,000)		(40)		1,053
KB No.20 Special Purpose Acquisition Company		1,984		1,522		(1,500)		(290)		1,716
RAND Bio Science Co., Ltd.		4,452		2,250		(3,750)		(2,259)		693
Wise Asset Management Co., Ltd.		21		—		—		(21)		—
Food Factory Co., Ltd.		1,073		1,503		(1,003)		(18)		1,555
Acts Co., Ltd.		1		—		—		17		18
Paycoms Co., Ltd.		1		—		—		—		1
Big Dipper Co., Ltd.		6		—		—		(5)		1
A-PRO Co., Ltd. 2		3,201		—		—		(3,201)		—
Wyatt Corp.		—		—		—		1		1
Stratio, Inc.		726		—		—		(713)		13
UPRISE, Inc.		—		—		—		11		11
CellinCells Co., Ltd.		1,545		—		—		(1,285)		260
COSES GT Co., Ltd.		—		—		—		292		292
SwatchOn Inc.		395		7,002		(3,801)		351		3,947

	2020
	Beginning	Borrowing	Repayment	Others 1	Ending
	(In millions of Korean won)
BNF Corporation Ltd. 2	947	—	—	(947)	—
Gomi corporation Inc.	—	—	—	37	37
S&E bio Co., Ltd.	—	—	—	1,142	1,142
KB IGen Private Equity Fund No.1 2	147	—	—	(147)	—
KB Pre IPO Secondary Venture Fund No.1	2,955	—	—	(2,326)	629
4N Inc.	—	—	—	76	76
Contents First Inc.	—	4,000	(3,000)	823	1,823
December & Company Inc.	—	—	—	1	1
GENINUS Inc.	—	—	—	13,630	13,630
Key management personnel	15,338	21,319	(20,410)	920	17,167

	2021
	Beginning	Borrowing	Repayment	Others 1	Ending
	(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦ 19,982	￦ —	￦ (1,000)	￦ (8,782)	￦ 10,200
Incheon Bridge Co., Ltd.	39,520	15,000	(20,000)	967	35,487
Jungdo Co., Ltd.	4	—	—	—	4
Dae-A Leisure Co., Ltd.	636	—	(479)	(140)	17
Skydigital Inc.	15	—	—	70	85
Jo Yang Industrial Co., Ltd.	2	—	—	(1)	1
Aju Good Technology Venture Fund	3,093	3,840	(1,442)	795	6,286
KB-KDBC Pre-IPO New Technology Business Investment Fund	923	—	—	(19)	904
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	8,097	—	—	(6,573)	1,524
Neomio Corp. 2	535	—	—	(535)	—
WJ Private Equity Fund No.1	349	—	—	(89)	260
KB Star Office Private Real Estate Master Fund No.1	4,255	—	(1,770)	93	2,578
SY Auto Capital Co., Ltd.	6	—	—	11	17
KB No.17 Special Purpose Acquisition Company	1,711	1,546	(1,525)	(45)	1,687
KB No.18 Special Purpose Acquisition Company	2,101	2,016	(2,063)	23	2,077
KB No.19 Special Purpose Acquisition Company	1,053	1,000	(1,000)	(40)	1,013
KB No.20 Special Purpose Acquisition Company	1,716	1,534	(1,522)	(47)	1,681
RAND Bio Science Co., Ltd.	693	—	(400)	150	443
Food Factory Co., Ltd.	1,555	507	(500)	(723)	839
Acts Co., Ltd.	18	—	—	136	154
Paycoms Co., Ltd.	1	—	—	—	1
Big Dipper Co., Ltd.	1	—	—	(1)	—
Wyatt Corp.	1	—	—	—	1
Stratio, Inc.	13	—	—	(13)	—
UPRISE, Inc.	11	—	—	3,990	4,001
CellinCells Co., Ltd.	260	—	—	(222)	38
COSES GT Co., Ltd.	292	—	—	1,647	1,939
SwatchOn Inc.	3,947	200	(3,501)	40	686
Gomi corporation Inc.	37	—	—	3,151	3,188
S&E Bio Co., Ltd.	1,142	—	—	(879)	263
KB Pre IPO Secondary Venture Fund No.1	629	—	—	(526)	103

	2021
	Beginning	Borrowing	Repayment	Others 1	Ending
	(In millions of Korean won)
4N Inc.	76	—	—	(37)	39
Contents First Inc.	1,823	20,000	(11,000)	1,827	12,650
December & Company Inc.	1	—	—	—	1
GENINUS Inc.	13,630	—	(5,000)	25,785	34,415
Mantisco Co., Ltd.	—	—	—	386	386
Spark Biopharma Inc.	—	1,000	(3,000)	8,015	6,015
G1 Playground Co., Ltd.	—	—	—	354	354
SuperNGine Co., Ltd.	—	—	—	944	944
Desilo Inc.	—	—	—	168	168
Turing Co., Ltd.	—	—	—	1,054	1,054
IGGYMOB Co., Ltd.	—	—	—	2,938	2,938
Key management personnel	17,167	16,574	(16,994)	249	16,996

1	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
2	Excluded from the Group’s related party as of December 31, 2021.

43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2020 and 2021, are as follows:

	2020				2021
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
	(In millions of Korean won)
Balhae Infrastructure Company	￦	894	￦	6,973	￦	279	￦	9,584
KB GwS Private Securities Investment Trust*		—		9,523		—		188,836
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2		—		3,230		—		11,860
POSCO-KB Shipbuilding Fund		5,000		2,125		—		7,600
KB Pre IPO Secondary Venture Fund No.1		—		585		—		292
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		6,400		—		4,800
KB-SJ Tourism Venture Fund		1,500		—		500		—
Korea Credit Bureau Co., Ltd.		—		90		—		90
KB-UTC Inno-Tech Venture Fund		16,965		—		5,085		1,125
KB-Solidus Global Healthcare Fund		10,920		4,940		—		3,120
KB-Stonebridge Secondary Private Equity Fund		9,093		—		13,258		11,578
WJ Private Equity Fund No.1		10,000		—		—		—
All Together Korea Fund No.2		100,000		90,127		—		—
KB Star Office Private Real Estate Master Fund No.1		—		1,273		—		1,246
KB SPROTT Renewable Private Equity Fund No.1		4,129		—		—		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		5,700		—		7,692		—
JR Global REIT*		219,493		3,639		—		65,025
KB Bio Private Equity No.3 Ltd.		—		—		10,000		—
K The 15th REIT Co., Ltd.*		—		—		8,600		8,600
IGIS No.371 Professional Investors’ Real Estate Investment Company*		10,000		10,000		—		—
Koreit Tower Real Estate Investment Trust Company*		30,000		30,000		—		—
Project Vanilla Co., Ltd.		2,450		—		—		—
December & Company Inc.		30,000		—		—		—
KB Social Impact Investment Fund		1,500		—		1,500		—
2020 KB Fintech Renaissance Fund		550		—		—		—
KB Material and Parts No.1 PEF		3,400		—		—		—
KB Private Equity Fund No.3*		—		8,000		—		—
KB-TS Technology Venture Private Equity Fund		2,240		5,488		3,080		5,376
Keystone-Hyundai Securities No.1 Private Equity Fund*		—		—		—		1,925
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,000		3,200		10,000		10,800
Aju Good Technology Venture Fund		—		2,885		—		4,769
G payment Joint Stock Company		—		—		9,029		—
498 Seventh Owners LLC		—		—		166,851		—
KB-KTB Technology Venture Fund		—		—		5,600		—
KB-SOLIDUS Healthcare Investment Fund		—		—		1,800		—
Paramark KB Fund No.1		—		—		2,040		—
FineKB Private Equity Fund No.1		—		—		8,375		—

*	Excluded from the Group’s related party as of December 31, 2021.

43.6 Unused commitments provided to related parties as of December 31, 2020 and 2021, are as follows:

		December 31, 2020		December 31, 2021
		(In millions of Korean won or in a US Dollar or Malaysian ringgit)
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	￦	6,433	￦	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		564		565
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		98		93
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	Commitments on loss absorption priority		14,980		10,000
SY Auto Capital Co., Ltd.	Unused lines of credit for credit card		90		98
Food Factory Co., Ltd.	Loan commitments in Korean won		388		—
	Unused lines of credit for credit card		73		82
KB No.17 Special Purpose Acquisition Company	Unused lines of credit for credit card		441		—
KB No.18 Special Purpose Acquisition Company	Unused lines of credit for credit card		15		15
KB No.19 Special Purpose Acquisition Company	Unused lines of credit for credit card		—		1
CellinCells Co., Ltd.	Unused lines of credit for credit card		—		18
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		24		24
Big Dipper Co., Ltd.	Unused lines of credit for credit card		96		43
SwatchOn Inc.	Unused lines of credit for credit card		7		127
Gomi corporation Inc.	Unused lines of credit for credit card		—		2
COSES GT Co., Ltd.	Unused lines of credit for credit card		—		15
GENINUS Inc.	Unused lines of credit for credit card		—		43
Spark Biopharma Inc.	Unused lines of credit for credit card		—		33
Mantisco Co., Ltd.	Unused lines of credit for credit card		—		29
IMBiologics Corp.	Unused lines of credit for credit card		—		18
SuperNGine Co., Ltd.	Unused lines of credit for credit card		—		18
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		—		14
KB Pre IPO Secondary Venture Fund No.1	Commitments on loss absorption priority		1,671		1,671
KB-TS Technology Venture Private Equity Fund	Purchase of securities		3,696		616
KB-SJ Tourism Venture Fund	Purchase of securities		500		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Purchase of securities		10,000		—
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities		18,704		18,704
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		18,837		5,579
KB Social Impact Investment Fund	Purchase of securities		1,500		—
KB-UTC Inno-Tech Venture Fund	Purchase of securities		5,085		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		24,300		16,608
All Together Korea Fund No.2	Purchase of securities		990,000		—
KB-KTB Technology Venture Fund	Purchase of securities		—		22,400
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		—		88,200
KB Co-Investment Private Equity Fund No.1	Purchase of securities		—		20,000
FineKB Private Equity Fund No.1	Purchase of securities		25,000		16,625
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		—		4,500

		December 31, 2020		December 31, 2021
		(In millions of Korean won or in a US Dollar or Malaysian ringgit)
Paramark KB Fund No.1	Purchase of securities		—		27,960
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	7,796,423	USD	5,169,932
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	17,132	USD	12,615
KB-MDI Centauri Fund LP	Purchase of securities	USD	13,537,500	USD	6,622,923
Hibiscus Fund LP	Purchase of securities		—	MYR	33,333,333
RMG-KB BP Management Ltd.	Purchase of securities		—	USD	616,170
RMG-KB BioAccess Fund L.P.	Purchase of securities		—	USD	29,702,324
Key management personnel	Loan commitments in Korean won		1,760		2,018
43.7 Details of compensation to key management personnel for the years ended December 31, 2019, 2020 and 2021, are as follows:

	2019
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	8,540	￦	425	￦	7,434	￦	16,399
Registered directors (non-executive)		1,030		—		—		1,030
Non-registered directors		9,157		360		7,510		17,027

	￦	18,727	￦	785	￦	14,944	￦	34,456

	2020
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	8,111	￦	672	￦	6,369	￦	15,152
Registered directors (non-executive)		1,133		—		—		1,133
Non-registered directors		10,782		396		6,934		18,112

	￦	20,026	￦	1,068	￦	13,303	￦	34,397

	2021
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	8,152	￦	966	￦	11,655	￦	20,773
Registered directors (non-executive)		1,061		—		—		1,061
Non-registered directors		12,820		466		14,424		27,710

	￦	22,033	￦	1,432	￦	26,079	￦	49,544

43.8 Details of collateral provided by related parties as of December 31, 2020 and 2021, are as follows:

	Assets held as collateral	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Associates
KB Star Office Private Real Estate Master Fund No.1	Real estate	￦	13,000	￦	13,000
Key management personnel	Time deposits and others		213		745
	Real estate		4,356		5,176

As of December 31, 2021, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ￦611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ￦384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ￦400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.
44. Events after the reporting period
3,455,426 treasury shares were retired on February 14, 2022 in accordance with the resolution of the board of directors on February 8, 2022.
45. Approval of Issuance of the Consolidated Financial Statements
The Group’s consolidated financial statements as of and for the year ended December 31, 2021 was certified by management on April 27, 2022.
46. Parent Company Information
The following tables present the Parent Company Only financial information:
Condensed Statements of Financial Position

	December 31, 2020		December 31, 2021
	(In millions of Korean won)
Assets
Cash and due from financial institutions	￦	23,084	￦	608,076
Financial assets at fair value through profit or loss		474,262		440,760
Loans at amortized cost		179,542		249,128
Investments in subsidiaries*
Banking subsidiaries		14,821,721		14,821,721
Nonbanking subsidiaries.		11,698,159		11,919,717
Other assets		911,723		831,977

Total assets	￦	28,108,491	￦	28,871,379

Liabilities and shareholders’ equity
Borrowings	￦	100,000	￦	—
Debentures		6,128,043		5,552,791
Other liabilities		894,828		805,614
Shareholders’ equity		20,985,620		22,512,974

Total liabilities and shareholders’ equity	￦	28,108,491	￦	28,871,379

*	Investments in subsidiaries were accounted at cost method in accordance with IAS No.27.

Condensed Statements of Comprehensive Income

	2019		2020		2021
	(In millions of Korean won)
Income
Dividends from subsidiaries	￦	926,934	￦	1,573,411	￦	1,617,949
Interest from subsidiaries		3,618		3,519		7,566
Other income		22,709		22,749		31,284

Total income		953,261		1,599,679		1,656,799

Expense
Interest expense		126,065		132,437		120,469
Non-interest expense		80,355		87,876		99,745

Total expense		206,420		220,313		220,214

Profit before income tax expense		746,841		1,379,366		1,436,585

Income tax benefit (expense)		(854)		49		2,281

Profit for the year		745,987		1,379,415		1,438,866

Other comprehensive loss for the year, net of tax		(520)		(368)		(298)

Total comprehensive income for the year	￦	745,467	￦	1,379,047	￦	1,438,568

Condensed Statements of Cash Flows

	2019		2020		2021
	(In millions of Korean won)
Operating activities
Net income	￦	745,987	￦	1,379,415	￦	1,438,866
Reconciliation of net income to net cash provided by operating activities:
Other operating activities, net		(274)		9,930		(92,785)

Net cash inflow from operating activities		745,713		1,389,345		1,346,081

Investing activities
Net payments to subsidiaries		(100,000)		(2,347,543)		(219,268)
Other investing activities, net		(200,609)		(146,477)		(39,477)

Net cash outflow from investing activities		(300,609)		(2,494,020)		(258,745)

Financing activities
Net increase (decrease) in borrowings		(298,321)		100,000		(100,000)
Increases in debentures		1,037,656		1,537,091		389,405
Repayments of debentures and lease liabilities		(868,723)		(940,610)		(970,535)
Issuance of hybrid securities		399,085		1,296,693		1,142,203
Cash dividends paid		(766,249)		(883,952)		(1,053,417)
Acquisition of treasury shares		(274,317)		—		—

Net cash inflow (outflow) from financing activities		(770,869)		1,109,222		(592,344)

Net increase (decrease) in cash and cash equivalents		(325,765)		4,547		494,992
Cash and cash equivalents as of January 1		344,299		18,534		23,081

Cash and cash equivalents as of December 31	￦	18,534	￦	23,081	￦	518,073