Form 20-F
period 2022-12-31
KB Financial Group Inc.
filed 2023-04-26
CIK 1445930

As filed with the Securities and Exchange Commission on April 26, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM

20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2022
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

26, Gukjegeumyung-ro 8-gi
l
,
Yeongdeungpo-gu
,

Seoul
07331
,
Korea
(Address of principal executive offices)
Peter BongJoong Kwon
18F, Kookmin Bank
,
141, Uisadang-daero
,

Yeongdeungpo-gu
,

Seoul
07332
, Korea
Telephone No.:

+82-2
-
2073-2845
Facsimile No.:

+82-2-2073-2848
E-mail: peter.kwon@kbfg.com
(Name, telephone,
e-mail
and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one share of Common Stock	KB	New York Stock Exchange
Common Stock, par value ￦5,000 per share	KB	New York Stock Exchange *
Securities registered or to be registered pursuant to Section 12(g) of the Ac
t
.
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

12b-2

of the Exchange Act:
☒
Large accelerated filer
            ☐     Accelerated filer            ☐

    Non-accelerated

filer
☐
    Emerging growth company
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act:  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 201
2
.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒
Yes  ☐ No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements:  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §

240.10D-1(b):  ☐
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

i

ii

Item 17.	FINANCIAL STATEMENTS	217

Item 18.	FINANCIAL STATEMENTS	217

Item 19.	EXHIBITS	217

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 included in this annual report. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2020, 2021 and 2022 has been prepared in accordance with IFRS as issued by the IASB, which is not comparable to information prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2022, which was ￦1,260.2 = US$1.00.

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

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report could include, but are not limited to:

•	the occurrence of severe health epidemics (including the COVID-19 pandemic) in Korea or other parts of the world;

•	general economic and political conditions in Korea or other countries that have an impact on our business activities or investments;

•	the monetary and interest rate policies of Korea;

•	inflation or deflation;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	prices and yields of equity and debt securities;

•	the performance of the financial markets in Korea and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in Korea; and

•	regional or general changes in asset valuations.

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

For most of the recent past, consumer debt has increased significantly in Korea, although the rate of such increase has slowed in the past year due to rising interest rate levels. Our portfolio of retail loans, including mortgage and home equity loans, increased from ￦166,307 billion as of December 31, 2019 to ￦182,437 billion as of December 31, 2020 and ￦191,641 billion as of December 31, 2021, although it decreased to ￦186,939 billion as of December 31, 2022. As of December 31, 2022, our domestic retail loans represented 42.4% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, increased from ￦59,596 billion as of December 31, 2019 to ￦65,997 billion as of December 31, 2022; as a percentage of total outstanding retail loans, such balance decreased from 35.8% as of December 31, 2019 to 35.3% as of December 31, 2022. Our retail lending business, which generally offers higher margins than other lending activities, has contributed significantly to our interest income and profitability in recent years.

The growth of our retail loan portfolio in most of the recent past, together with fluctuating economic conditions in Korea and globally in recent years, especially in light of the COVID-19 pandemic, as well as the high level of consumer debt and rising interest rate levels, may lead to increases in delinquency levels and a deterioration in asset quality. The amount of our non-performing retail loans (defined as those loans that are past due by 90 days or more) was ￦376 billion as of December 31, 2019, ￦306 billion as of December 31, 2020, ￦259 billion as of December 31, 2021 and ￦311 billion as of December 31, 2022. Higher delinquencies in our retail loan portfolio in the future will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt consumers could result in a deterioration in the credit quality of our retail loan and credit card portfolios. For example, the debilitating impact of the COVID-19 pandemic on Korea’s economy has disrupted the business, activities and operations of consumers, which in turn has resulted in, and in the future could result in, a significant decrease in the number of financial transactions or the inability of our customers to meet existing payment or other obligations to us. See “Other risks relating to our business—The COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” In addition, a rise in unemployment, an increase in interest rates or a decline in real estate prices in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults, while reducing demand for retail loans and credit card spending. See “Risks relating to Korea—Unfavorable financial and economic developments in Korea may have an adverse effect on us.” Despite our efforts to minimize our risk as a result of such exposure, there is no assurance that we will be able to prevent significant credit quality deterioration in our retail loan portfolio.

In addition, we are exposed to changes in regulations and policies on retail lending by the Korean government, which may adopt measures to restrict retail lending or encourage financial institutions to provide financial support to certain types of retail borrowers. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. The Korean government has since begun to reverse some of these measures by introducing a number of policy measures that seek to sustain housing prices and activity levels in the Korean real estate market, in light of an overall decrease in housing prices over the course of 2022. A continued decrease in housing prices, together with the high level of consumer debt and higher interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to an increase in the delinquency level of our retail loan portfolio.

Under a pre-workout program established by the Credit Counseling and Recovery Service, a public service organization that provides debt adjustment services to low-income families in Korea, a number of Korean banks, including us, have provided individual borrowers with outstanding short-term debt in default with maturity extensions and/or interest reductions since April 2009. Such borrowers must have total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) from one or more financial institutions, be in arrears on their payments for more than one day but less than 90 days, and either have an income in excess of the minimum cost of living or be deemed by the Credit Counseling and Recovery

Service to have the ability to repay their loans. In addition, in March 2015 and September 2019, in response to increasing levels of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Korean government launched, and requested Korean banks to participate in, mortgage loan refinancing programs aimed at reducing the payment burden on and improving the asset quality of outstanding mortgage loans. Under such refinancing programs, qualified retail borrowers were able to convert their outstanding non-amortizing floating-rate mortgage loans from Korean commercial banks (including us) into amortizing fixed-rate mortgage loans with lower interest rates. Our participation in such refinancing programs may lead to a decrease in our interest income on our outstanding mortgage loans, as well as in our overall net interest margin. Moreover, our participation in such initiatives led by the Korean government to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not generally offer, which may have an adverse effect on our results of operations and financial condition.

Our credit card operations may generate losses in the future, which could hurt our financial condition and results of operations.

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) was 1.06% as of December 31, 2020, which decreased to 0.91% as of December 31, 2021 but increased to 1.01% as of December 31, 2022. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. As of December 31, 2022, these restructured loans outstanding amounted to ￦117 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 1.4% of our credit card receivables (including credit card loans) as of December 31, 2022. Delinquencies may increase in 2023 and in the future as a result of, among other things, adverse economic conditions in Korea, increases in interest rates, additional government regulations or the inability of Korean consumers to manage increased household debt.

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

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). Our loans to small- and medium-sized enterprises increased from ￦112,487 billion as of December 31, 2019 to ￦149,068 billion as of December 31, 2022. During that period, non-performing loans (defined as those loans that are past due by 90 days or more) to small- and medium-sized enterprises decreased from ￦204 billion as of December 31, 2019 to ￦162 billion as of December 31, 2020 and ￦102 billion as of December 31, 2021, but increased to ￦123 billion as of December 31, 2022. The non-performing loan ratio for such loans decreased from 0.2% as of December 31, 2019 to 0.1% as of December 31, 2020, 2021 and 2022. However, our non-performing loans and non-performing loan ratio may increase in 2023. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 0.3% as of December 31, 2022. The delinquency ratio for Won-currency loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans decreased from 0.2% as of December 31, 2019 to 0.1% as of December 31, 2022. However, our delinquency ratio for such Won currency loans may increase in 2023.

The Korean government has historically introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Financial Services Commission implemented a swift financial assistance program for small- and medium-sized enterprise borrowers in January 2017. Financial institutions participating in such program, including us, have provided financial assistance (including in the form of new loans, extension of maturity on existing obligations and provision of lower interest rates) to small- and medium-sized enterprise borrowers that are experiencing temporary liquidity crises but have a credit rating exceeding a certain threshold. The overall prospects for the Korean economy in 2023 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. In particular, the COVID-19 pandemic affecting many countries worldwide, including Korea, has prompted the Korean government to implement various emergency aid initiatives involving Korean banks, including Kookmin Bank, to provide liquidity assistance to small- and medium-sized enterprise borrowers. See “Other risks relating to our business—The COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” Such initiatives include the provision of new loans to borrowers with low credit ratings, extension of maturity dates for existing loans and suspension of interest payment obligations for an extended period of time. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise lend to, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

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

In recent years, we have taken measures which sought to stem rising delinquencies in our loans to small- and medium-sized enterprises, including through strengthening of the review of loan applications and closer monitoring of the post-loan performance of small- and medium-sized enterprise borrowers in industry sectors that are relatively more sensitive to downturns in the economy and have shown higher delinquency ratios, such as shipping, construction, lodging, retail and wholesale, restaurants and real estate. Despite such efforts, however, there is no assurance that delinquency levels of our loans to small- and medium-sized enterprises will not rise in the future. In particular, financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, adverse economic conditions in Korea and globally, could have an adverse impact on the ability of small- and medium-sized enterprises to make payments on our loans. For example, the COVID-19 pandemic has had a significant adverse impact on the Korean and global economy, which in turn has subjected, and could continue to subject, small- and medium-sized enterprises to disruptions in supply chains, a decline in sales and/or deterioration in financial conditions. In addition, aggressive marketing and competition among banks to lend to this segment may lead to a deterioration in the asset quality of our loans to this segment in the future. Any such deterioration would result in increased charge-offs and higher provisioning and reduced interest and fee income from this segment, which would have an adverse impact on our financial condition and results of operations.

We have exposure to Korean construction, shipbuilding and shipping companies, and financial difficulties of these companies may have an adverse impact on us.

As of December 31, 2022, we had loans outstanding to construction (most of which are small- and medium-sized enterprises), shipbuilding and shipping companies in the amount of ￦5,984 billion, ￦583 billion and ￦212 billion, or 1.36%, 0.13% and 0.05% of our total loans, respectively. We also have other exposures to Korean construction, shipbuilding and shipping companies, including in the form of guarantees extended on behalf of such companies and debt and equity securities of such companies held by us. In the case of construction companies, such exposures include guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

The construction industry in Korea has undergone significant fluctuations in recent years. Following a period of growth from 2015 to 2018, the construction industry had stagnated from 2019 to 2020, caused mainly by the uncertainty resulting from the Korean government’s strengthening of mortgage and other lending regulations to control the increasing real property prices, as well as temporary suspensions in construction projects due to the COVID-19 pandemic. After a brief period of recovery, the construction industry has experienced a rapid downturn starting in the second half of 2022, caused by a rise in interest rates and the resulting decline in demand for residential property throughout Korea, adverse changes in the price and availability of construction materials due to disruptions in global supply chains caused by, among others, the ongoing invasion of Ukraine by Russia, and financing difficulties faced by construction companies as investors became reluctant to invest in real estate. The shipbuilding industry in Korea has remained relatively stable despite the global downturn of the industry in recent years, mainly due to a large increase in the number of orders for liquefied natural gas carriers. The prospects for this industry currently remain uncertain, however, given the slowdown in the global economy and a rise in shipbuilding costs and resulting prices. In the case of shipping companies in Korea, the COVID-19 pandemic and the ensuing global lockdown caused a severe downturn in the industry in 2020. Although the industry subsequently showed signs of recovery from the pandemic as the levels of consumer spending and global trade began to rise, the industry has again entered a downturn starting in the second quarter of 2022 resulting from a decrease in shipping volume and an increase in the supply of ships. The shipping industry continues to face difficulties arising from, among others, a deteriorating global economy, a decrease in shipping volume and the strengthening of international shipping regulations.

The allowances that we have established against our credit exposures to Korean construction, shipbuilding and shipping companies may not be sufficient to cover all future losses arising from such exposures. If the asset quality of our exposures to such companies declines further, we may incur substantial additional provisions (including in connection with restructurings of such companies) and charge-offs, which could adversely impact our results of operations and financial condition. See “—Risks relating to our large corporate loan portfolio—We have exposure to large corporate borrowers that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions being required and/or the adoption of restructuring plans with which we do not agree.” Furthermore, although a portion of our credit exposures to construction, shipbuilding and shipping companies are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such credit exposures. See “—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

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

•

In August 2020, we acquired all of the outstanding shares of The Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”), a provider of life insurance services in Korea, from Prudential Financial, Inc. for ￦2.3 trillion, as a result of which Prudential Life Insurance became a wholly-owned subsidiary. In January 2023, in order to maximize the synergy effects in our life insurance operations, we merged an existing wholly-owned subsidiary, KB Life Insurance Co., Ltd. (the “Former KB Life Insurance”), with and into Prudential Life Insurance, which had been renamed KB Life Insurance Co., Ltd. in December 2022 shortly before the merger and became the surviving entity (“KB Life Insurance”).

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

We may suffer customer attrition or our net interest margin may decrease as a result of government regulations or our competition strategy.

We have pursued a strategy of enhancing our margins by maintaining relatively low interest rates on our deposit products while charging relatively higher interest rates on loans. We may need to adjust such strategy, however, in order to comply with stricter government regulations, which would also require us to pursue a more effective competition strategy in order to minimize customer attrition.

For example, the successive increases in interest rates in Korea from August 2021 to the first quarter of 2023 has led to a significant increase in the net interest spreads (the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities) reported by many Korean banks, including Kookmin Bank, as the rise in interest rates for loans have generally outpaced the rise in interest rates for deposit products. See “—Significant increases in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which, as a result, could adversely affect us.” In response to widespread public outcry against such increase in net interest spreads and the high levels of profits realized by Korean banks, the Korean government and the Financial Services Commission have recently announced that they intend to impose stricter regulations on Korean banks, including Kookmin Bank, to reduce such net interest spreads and pursue measures to increase competition among financial institutions in Korea. Such regulations could force us to compete to a greater extent based on interest rates, which could lead to a decrease in our net interest margins. In addition, if other banks and financial institutions adopt a strategy of expanding market share through interest rate competition, we may suffer customer attrition due to rate sensitivity. See “—Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.”

Although it is not possible to predict what, if any, new regulations will ultimately be imposed on Kookmin Bank and the financial industry, such regulations could reduce our profit margins, limit our operational flexibility and increase competition, which, in turn, could have a materially adverse effect on our results of operations and financial condition.

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

Furthermore, the introduction of Internet-only banks in Korea has led to an increase in competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which Kookmin Bank held a 4.9% equity interest as of December 31, 2022, commenced operations in July 2017. Most recently, Toss Bank, another Internet-only bank, commenced operations in October 2021.

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

In addition, we believe that regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. In the second half of 2015, the Korean government implemented measures to facilitate bank account portability of retail customers by requiring commercial banks to establish systems that allow retail customers to easily switch their bank accounts at one commercial bank to another and automatically transfer the automatic payment settings of their former accounts to the new ones. Such measures have further intensified competition among financial institutions in Korea. Moreover, in March 2016, the Financial Services Commission introduced an individual savings account scheme in Korea, which enables individuals to efficiently manage a wide range of retail investment vehicles, including cash deposits, funds and securities investment products, from a single integrated account with one financial institution and offers tax benefits on investment returns. Since the scheme backed by the Korean government allows only one individual savings account per person, financial institutions have been competing to retain existing customers and attract new customers since the launch of the individual savings account scheme. Over 30 financial institutions, including banks, securities companies and insurance companies, have registered with the Financial Services Commission to sell their individual savings account products and competition among these financial institutions is expected to remain intense. More recently, in August 2020, amendments to the Credit Information Use and Protection Act established the framework for MyData services in Korea, which allow the collection of customers’ personal credit information from credit information providers/users or public institutions upon the customer’s request and subject to compliance requirements, so that customers may access such collected personal credit information in whole or in part. As of December 31, 2022, the Financial Services Commission had granted licenses to 64 companies to operate as MyData service providers, 23 of which were fintech firms, and competition between traditional financial institutions and fintech firms is expected to intensify, particularly with respect to asset management services. MyData services are currently offered through several channels including KB Star Banking, our mobile banking application, KB Pay, our credit card services application and KB M-able, our securities trading application. In order to further boost competition in the Korean banking industry, the relevant regulatory authorities in Korea are also planning to introduce various measures to lower the barriers to entry for certain financial institutions. See “—We may suffer customer attrition or our net interest margin may decrease as a result of government regulations or our competition strategy.”

Moreover, a number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014, which established a new financial holding company, Woori Financial Group Inc., in January 2019. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in Tong Yang Life Insurance Co., Ltd. and Allianz Life

Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. Meanwhile, Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020, and subsequently merged with and into Shinhan Life Insurance Co., Ltd. in July 2021. In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd., one of the largest securities companies in Korea in terms of capital.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities and guarantees and acceptances) as of December 31, 2022, eleven were to companies that were members of the 32 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to 32 of such largest highly-indebted business groups among chaebols was ￦39,535 billion, or 6.2% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition.

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

We have exposure to large corporate borrowers that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions being required and/or the adoption of restructuring plans with which we do not agree.

As of December 31, 2022, our loans and guarantees to large corporate borrowers that were in workout, restructuring or rehabilitation amounted to ￦41 billion, or 0.01% of our total loans and guarantees, most of which was classified as impaired. As of the same date, our allowances for credit losses on these loans and guarantees amounted to ￦40 billion, or 97.6% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2022 with respect to such securities of large corporate borrowers in workout, restructuring or rehabilitation amounted to less than ￦1 billion, or less than 0.01% of our total debt securities and equity securities, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout or restructuring, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

In particular, as of December 31, 2022, we had ￦558 billion of outstanding exposures, comprising ￦111 billion of loans, ￦0 billion of debt securities, ￦20 billion of equity securities and ￦427 billion of guarantees (mainly in the form of refund guarantees relating to shipbuilding contracts), to Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME, which has been pursuing a voluntary restructuring program. In April 2017, the creditors of DSME agreed on a plan to provide additional financial support to DSME in connection with its voluntary restructuring program, under which the Korea Development Bank and the Export-Import Bank of Korea would provide ￦2.9 trillion of new loans to DSME, on the condition that DSME’s other creditors and bondholders agree to a ￦2.9 trillion debt-to-equity swap. The financial support plan requires the Korean commercial bank creditors of DSME (including us) to swap 80% of our outstanding unsecured loans into equity of DSME and extend the maturity of the remaining loans for a period of five years. The financial support plan, which is currently scheduled to expire in December 2023, also requires DSME’s creditors (including us) to provide additional refund guarantees in connection with future shipbuilding contracts of DSME. The implementation of the financial support plan for DSME has required and may continue to require us to increase our loan loss provisions and recognize write-offs and impairment losses with respect to our exposures to DSME and may therefore have a material adverse impact on our results of operations and financial condition. In December 2022, Hanwha Group agreed to acquire newly issued shares of DSME for approximately ￦2 trillion, following which Hanwha Group is expected to become DSME’s largest shareholder with a 49.3% equity stake. The consummation of the acquisition currently remains subject to various conditions, including regulatory approval from a number of relevant jurisdictions. The creditors of DSME are expected to extend the financial support plan by another five years if such acquisition is completed before December 31, 2023.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2022, our loans and guarantees to our 20 largest borrowers totaled ￦12,613 billion and accounted for 2.8% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to The Korea Securities Finance Corporation, to which we had outstanding debt securities of ￦4,532 billion and an additional exposure of ￦83 billion in the form of equity securities. Any deterioration in the financial condition of The Korea Securities Finance Corporation or our other large corporate borrowers may require us to record substantial additional provisions and charge-offs and may have a material adverse impact on our results of operations and financial condition.

Risks relating to our insurance operations

Our profitability may be adversely affected if actual benefits and claims amounts on our in-force insurance policies exceed the amounts that we have reserved, or we increase the amount of reserves due to a change in our underlying assumptions.

We operate our insurance business through KB Insurance Co., Ltd., our non-life insurance subsidiary which became a consolidated subsidiary in May 2017, and KB Life Insurance, which was formed in January 2023 through a merger of our existing life insurance subsidiaries, the Former KB Life Insurance and Prudential Life Insurance. With respect to our insurance operations, we establish and carry, as a liability, policy reserves based on the greater of statutory reserves and actuarial estimates of how much we will need to pay for future benefits and claims on our in-force non-life insurance and life insurance policies. The profitability of our insurance operations depends significantly upon the extent to which our actual claims results are consistent with the assumptions used in setting the prices for our insurance products and establishing the liabilities in our financial statements for our obligations for future insurance policy benefits and claims. We establish the liabilities for obligations for future insurance policy benefits and claims based on the expected payout of benefits, calculated through the use of assumptions for investment returns, mortality, morbidity, expenses and persistency, as well as certain macroeconomic factors such as inflation. We also use methods to analyze loss trends with respect to certain risk assumptions relating to natural disasters. These assumptions are based on our previous experience and published data from third party industry sources, as well as judgments made by our management. These assumptions and estimates may deviate from our actual experience due to various factors that are beyond our control, including as a result of unexpected changes in the scope of coverage by the Korean national health insurance program and advancements in health care that result in increased life expectancy and early detection of diseases, as well as re-interpretations of our insurance policy terms by Korean regulators or courts. In addition, the occurrence of unexpected catastrophic events in Korea, including pandemics or natural or man-made disasters, may result in claims that significantly exceed our expectations. As a result, we cannot determine with precision the ultimate amounts that we will pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the insurance policy liabilities will grow to the level we assume prior to payment of benefits or claims. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future.

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

Pursuant to the risk-based capital adequacy requirements implemented by the Financial Services Commission, insurance companies in Korea are required to maintain a statutory ratio of available regulatory capital to risk-weighted assets of not less than 100% on a consolidated basis. Furthermore, the Financial Supervisory Service had previously recommended that insurance companies maintain a risk-based capital adequacy ratio of not less than 150%, and its former administrative guidelines had required insurance companies failing to maintain such recommended 150% ratio to submit a capital increase plan. Although the Financial Supervisory Service has since withdrawn such administrative guidelines, we believe that a risk-based capital adequacy ratio of not less than 150% is still considered standard in the Korean insurance industry. Risk-based capital adequacy requirements require insurance companies to hold adequate capital to cover their exposures to interest rate risk, market risk, credit risk and operational risk as well as insurance risk by reflecting such risks in their calculation of risk-weighted assets. As of December 31, 2022, KB Insurance, Prudential Life Insurance and the Former KB Life Insurance had a risk-based capital adequacy ratio of 171.66%, 248.37% and 130.48%, respectively.

On January 1, 2023, the Financial Supervisory Service introduced the Korean-Insurance Capital Standard, or K-ICS, a new regulatory solvency regime for insurance companies based on the International Capital Standard developed by the International Association of Insurance Supervisors, which is similar in substance to the Solvency II Directive of the European Union. The Solvency II Directive, which has been in effect in the European Union since January 1, 2016, is a comprehensive program of regulatory requirements for insurance companies, covering authorization, corporate governance, supervisory reporting, public disclosure and risk assessment and management, as well as solvency. Under K-ICS, insurance contract liabilities are expected to be measured based on market value, rather than book value, at the time of the computation of available capital. K-ICS has also introduced new risk subcategories, including those related to termination, business expenses, longevity, catastrophes and asset concentration, to be considered at the time of the computation of required capital. It is expected that these changes, among others, would require a number of insurance companies in Korea with a large portfolio of high guaranteed rate of return products to obtain additional capital to meet their capital adequacy requirements. However, the Financial Supervisory Service has allowed for a gradual deduction from available capital and a gradual recognition of risks in relation to required capital, for up to ten years. In order to ease the burden on insurance companies, corrective measures will be withheld for up to five years even if the solvency ratio under K-ICS is less than 100%, if the risk-based capital adequacy ratio exceeds 100%. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Insurance Companies—Capital Adequacy.”

There is no guarantee that our insurance subsidiaries will not be required to raise additional capital to sustain their risk-based capital adequacy ratio above the required level in connection with the implementation of K-ICS. Any material deterioration in the risk-based capital adequacy ratio of our insurance subsidiaries, as a result of the implementation of K-ICS or otherwise, could change their customers’ or business counterparties’ perception of their financial health, which in turn could adversely affect their business and profitability. Furthermore, if they grow rapidly or if their asset quality deteriorates in the future, our insurance subsidiaries may be required to raise additional capital, which we may need to provide in whole or in part, to meet their capital adequacy requirements. If we or our insurance subsidiaries are not able to raise any required additional capital, we may be forced to reduce the growth or scale of our insurance operations.

Changes in accounting standards for insurance contracts and their implementation could adversely impact our reported results of operations and financial condition and their comparability with those from prior periods.

In response to a lack of comparability in the global insurance industry stemming from variations in accounting policies being applied, in May 2017, the IASB issued IFRS 17, a new IFRS accounting standard for insurance contracts to supersede IFRS 4 with an effective date of January 1, 2021, which was subsequently deferred to January 1, 2022 and again to January 1, 2023. With IFRS 17 currently in effect, we expect compliance with such revised accounting standards to significantly affect the way in which we and other operators of insurance businesses in Korea account for insurance policies, annuity contracts and financial instruments and how our financial statements are presented.

IFRS 17 has introduced a fundamentally different approach to previous accounting policies under IFRS 4 in terms of both liability measurement and profit recognition. Under IFRS 17, insurance contract liabilities are no longer calculated based on historical or past assumptions and are now based on the present value of future insurance cash flows using a discount rate reflecting current interest rates and the characteristics of the insurance contracts, with a risk adjustment and deferral of up-front profits. Among other effects, this may result in an increase in the level of the liabilities of our insurance subsidiaries, which would lead to a decrease in the balance of their available capital, which in turn may lower their risk-based capital adequacy ratio, depending on the solvency regime applicable at the time. In addition, under IFRS 17, certain parts of premium income from insurance contracts will be recognized over the coverage period in proportion to the value of expected coverage and other services that the insurer will provide over such period, rather than recognized at the time of receipt of premium payments, and the investment component of an insurance contract (which refers to amounts to be repaid to policyholders even if the insured event does not occur) will be disaggregated and excluded from premium income. Such changes to revenue recognition methodology will likely have the effect of, among other things, reducing the reported revenue from our insurance operations in our financial statements.

Given the complexity of IFRS 17 and the significant amount of time and resources required to adopt IFRS 17 accounting, we have been investing in information technology systems and processes designed to enhance our financial analysis and impact assessment with respect to our insurance operations. We have also taken other measures to reduce the amount of our statutorily required capital under IFRS 17, including developing new products with improved capital efficiency and strengthening our asset-liability management and our monitoring of interest rate risk. Potential challenges that we have faced, and may continue to face, in terms of implementation of IFRS 17 include:

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

•	impact of the transition to a new Korean regulatory solvency regime, which was implemented on January 1, 2023; and

•	changes to other aspects of our insurance business, such as product design, remuneration policies and business planning.

The effect of changes required to our accounting policies as a result of implementing IFRS 17 is currently uncertain, but these changes can be expected to, among other things, alter the timing of IFRS profit recognition. The implementation of IFRS 17, as well as any other new or revised insurance accounting standards we are required to adopt in the future, could result in significant costs and may have a material adverse effect on our business and our reported results of operations and financial condition.

Other risks relating to our business

The COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.

COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2, has spread globally and was declared a “pandemic” by the World Health Organization in March 2020. The COVID-19 pandemic has materially and adversely affected the global economy and financial markets as well as disrupted our business operations.

Risks associated with a prolonged COVID-19 pandemic or other types of widespread infectious diseases include:

•

an increase in defaults on loan payments from our customers that are particularly affected by the COVID-19 pandemic (such as those in the transportation, food and beverage, hotel, leisure and shipping industries and certain sectors of the manufacturing industry), who may not be able to meet payment obligations, which may lead to an increase in delinquency ratios and a deterioration in asset quality (see “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Loan Concentration by Industry”);

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

The overall prospects for the Korean and global economy in 2023 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, including the COVID-19 pandemic;

•

hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken or may take in the future, such as the imposition of sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•	interest rate fluctuations as well as perceived or actual changes in policy rates by, or other monetary and fiscal policies set forth by, the U.S. Federal Reserve and other central banks;

•	a rise in inflation rates and volatility in stock markets and exchange rates worldwide;

•	adverse developments in the global financial markets and industry, including difficulties faced by several banks in the United States and Europe;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East;

•	the slowdown of economic growth in China and other major emerging market economies; and

•	political and social instability in various countries in the Middle East, including Iran, Syria and Iraq.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years and has been subject to significant volatility as a result of the COVID-19 pandemic, the invasion of Ukraine by Russia and the ensuing sanctions against Russia and, more recently, the widening difference in policy rates between the United States and Korea. A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there has been downward pressure on securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, could adversely affect our results of operations and financial condition.

In early 2023, difficulties at several banks in the United States and Europe have caused uncertainty for financial services companies, in particular the banking sector, and fear of instability in the global financial system generally, including in Korea. Such difficulties were caused, among others, by rising levels of inflation rates and rapid increases in interest rates, which have led to declines in the values of previously issued government securities held by such banks. Although the relevant financial authorities have intervened directly and indirectly in notable cases, there is a risk that other financial institutions could face difficulties, including from contagion disconnected from market fundamentals or for other reasons, and it is unclear what steps regulators would take, if any, in the event of further bank difficulties or continuing (or increasing) market distress. Many financial institutions have experienced volatile stock prices and significant losses in their equity value, and there is concern that depositors have withdrawn, or could withdraw in the future, significant sums from their accounts at these institutions. Any negative perceptions resulting from such developments concerning the soundness of savings banks, Internet-only banks or the banking system generally in Korea could impact where customers choose to maintain deposits, which could lead certain banks in Korea to experience closure or other significant distress. In such event, the Korean government has in the past and may in the future require us, as one of the largest financial holding companies in Korea, to intervene, which could strain our resources, divert our management’s attention and have an adverse impact on our results of operations and financial condition.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect the financial services industry generally or financial institutions, transactional counterparties or other companies in the financial services industry, or concerns or rumors about any events of these kinds or other similar risks, may in the future lead to market-wide liquidity problems or increase our risk in various dealings with our counterparties, among others. If, as a result of such developments, any parties with whom we conduct business are unable to access their deposits with a distressed financial institution or any of their other funds loaned to such distressed financial institution, including through financial instruments or lending arrangements, such parties’ credit quality, ability to pay their obligations to us, or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In addition, our ability to access funding sources and other arrangements in amounts adequate to finance or capitalize our current and projected future business operations could also be affected by such disruptions or instability in the financial services industry or financial markets. Furthermore, we could be impacted by current or future negative perceptions and expectations about the prospects for the financial services industry, which could worsen over time and result in downward pressure on, and continued or accelerated volatility of, bank securities. Any of these developments resulting from the general instability of the financial services industry could materially adversely impact our results of operations and financial condition.

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

Our risk management system may not be effective in mitigating risk and loss, including operational risk.

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

We also seek to identify and manage our exposure to operational risk, which we define broadly to include all financial and non-financial risks, other than credit risk, market risk, interest rate risk and liquidity risk, that may arise from our operations that could negatively impact our capital, including the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events as defined under Basel II. In addition to our internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our operations, as well as special audits and investigations as the need arises on particular aspects of our operations, such as risk management, internal control, credit monitoring and liquidity. In the ordinary course of these audits or investigations, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We have in the past received, and expect in the future to receive, such notices, and we have taken and will continue to take appropriate actions in response to such notices. While we intend to fully cooperate with the Financial Supervisory Service in its audits and investigations and take any remedial measures as necessary, no assurance can be given that these remedial measures would be sufficient to prevent similar or more adverse operational risks from materializing.

We may suffer losses due to employee misconduct.

Our businesses are exposed to risk from potential non-compliance by our employees with policies or regulations, employee misconduct or negligence and fraud, which could result in civil, regulatory or criminal investigations, litigations and charges, regulatory sanctions and reputational or financial harm. For example, in January 2023, we discovered through internal investigations that an employee of Kookmin Bank had misappropriated an aggregate of ￦14.9 billion between May 2021 and December 2022. We have reported such incident to the Financial Supervisory Service, which began investigations in January 2023. As of the date of this annual report, the Financial Supervisory Service has not released the results of such investigation. There can be no assurance that we will be able to fully recoup any financial losses that we may have sustained as a result of any employee misconduct. Furthermore, it is not always possible to deter or fully prevent employee misconduct and the precautions we take to prevent and detect such activity may not always be fully effective. Accordingly, there can be no assurance that employee misconduct will not occur again in the future.

Uncertainties regarding the transition away from the London Interbank Offered Rate, or LIBOR, or any other interest rate benchmark could have adverse consequences for market participants, including us.

The ICE Benchmark Administration, the administrator of LIBOR, ceased publication of short-term U.S. dollar LIBOR settings and all non-U.S. dollar LIBOR settings on a representative basis after December 31, 2021, with plans to cease publication of all other U.S. dollar LIBOR settings after June 30, 2023.

Given the extensive use of LIBOR across financial markets, the transition away from LIBOR presents various risks and challenges to financial markets and institutions, including us, and in particular, Kookmin Bank, our banking subsidiary. As a commercial bank, Kookmin Bank used various financial products that referenced LIBOR, including, among others, commercial loans, deposits, borrowings and debentures. Kookmin Bank had also entered into derivatives contracts in order to address the needs of its corporate clients to hedge their risk exposure as well as the need to hedge its own risk exposure that results from such client contracts. In February 2020, Kookmin Bank assembled a task force team in order to assess, identify, monitor and manage risks that may arise from the transition away from LIBOR, and to date, has substantively completed such transition, with a strategy in place for the remainder of such transactions that involve LIBOR settings that expire in 2023. LIBOR has not been used in any of Kookmin Bank’s new agreements since May 2022.

The ongoing transition away from LIBOR or any other interest rate benchmark could result in increased financial, operational, legal, reputational and/or compliance risks. For example, a significant challenge in our benchmark transition has been managing the impact of the LIBOR transition on the contractual mechanics of LIBOR-based financial instruments and contracts that mature after the announced deadlines. Certain of the remaining instruments and contracts do not provide for alternative reference rates, and even if such instruments and contracts provide for alternative reference rates, such alternative reference rates are likely to differ from the prior benchmark rates and may require us to pay interest at higher rates on the related obligations, which could adversely impact our interest expense, results of operations and cash flows. For information on our remaining financial instruments that reference LIBOR, see Notes 4.4.2 and 9.6 of the notes to our consolidated financial statements included elsewhere in this annual report. While there are a number of international working groups focused on transition plans and the provision of fallback contract language that seek to minimize market disruption, replacement of LIBOR or any other benchmark, such as the Secured Overnight Financing Rate, or SOFR, with a new benchmark rate could adversely impact the value of and return on existing instruments and contracts. Moreover, replacement of LIBOR or other benchmark rates could result in market dislocations and have other adverse consequences for market participants, including the potential for increased costs, and litigation risks stemming from potential disputes with customers and counterparties regarding the interpretation and enforceability of fallback contract language in the LIBOR-based financial instruments and contracts.

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

A substantial portion of our loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 40% to 88% of the appraised value of collateral (except in certain regulated areas designated by the Korean government where we generally limit our lending to between 10% and 60% of the appraised value of collateral) and to periodically re-appraise our collateral, a downturn in the real estate market in Korea, which most recently commenced in 2022, may result in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any future declines in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

As of December 31, 2022, we held debt securities issued by Korean companies and financial institutions (other than those issued by the Bank of Korea, the Korea Development Bank, Korea Housing Finance Corporation, Industrial Bank of Korea and the Export-Import Bank of Korea, which are government-owned or -controlled enterprises or financial institutions) with a total carrying amount of ￦51,325 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our statements of financial position is determined by references to suggested prices posted by Korean rating agencies or the Korea Financial Investment Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full book value at the time of any such sale of these securities and thus may incur losses.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2022, we had ￦115 billion of special reserves in respect of trust accounts for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2020, 2021 and 2022. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2022, approximately 95.5% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2022, both we and Kookmin Bank, our banking subsidiary, were required to maintain a total minimum common equity Tier I capital adequacy ratio of 8.0%, Tier I capital adequacy ratio of 9.5% and combined Tier I and Tier II capital adequacy ratio of 11.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2022, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.24%, 14.86% and 16.16%, respectively, and Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 14.50%, 14.92% and 17.46%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to

4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and may be fully or partially enforced in 2023. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2022 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2022. In July 2022, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2023, which would again subject us to an additional capital requirement of 1.0% in 2023. All such requirements are in addition to the pre-existing requirement for minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets set forth above. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “—Principal Regulations Applicable to Banks—Capital Adequacy.”

We may be required to obtain additional capital in the future in order to remain in compliance with more stringent capital adequacy and other regulatory requirements. However, we may not be able to obtain additional capital on favorable terms, or at all. Our ability to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea or from other countries are seeking to raise capital at the same time. To the extent that we fail to comply with applicable capital adequacy ratios or other regulatory requirements in the future, Korean regulatory authorities may impose penalties on us ranging from a warning to suspension or revocation of our banking license.

Significant increases in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which, as a result, could adversely affect us.

Interest rates in Korea have been subject to significant fluctuations in recent years. After the Bank of Korea reduced its policy rate to 1.50% in 2015 and again to 1.25% in June 2016 amid deflationary concerns and interest rate cuts by central banks around the world, it increased its policy rate to 1.50% in November 2017 and 1.75% in November 2018 in light of improved growth prospects in Korea and rising interest rate levels globally. However, the Bank of Korea again lowered its policy rate to 1.50% in July 2019 and to 1.25% in October 2019 in order to address the sluggishness of the global and domestic economy. Subsequently, the Bank of Korea further lowered its policy rate to 0.75% in March 2020 and to 0.50% in May 2020 in response to deteriorating economic conditions resulting from the COVID-19 pandemic. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, the Bank of Korea gradually raised its policy rate to pre-pandemic levels of 1.25% from August 2021 through January 2022. More recently, in response to rising levels of household debt and inflation in Korea as well as globally, the Bank of Korea raised its policy rate further to 1.50% in April 2022, 1.75% in May 2022, 2.25% in July 2022, 2.50% in August 2022, 3.00% in October 2022, 3.25% in November 2022 and 3.50% in January 2023. All else being equal, increases in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among retail borrowers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

As a financial service provider, we are subject to a variety of regulations in Korea that are designed to protect financial consumers. In recent years, in light of heightened public concern regarding privacy issues, the Korean government has placed greater emphasis on the protection of personal information by financial institutions and has implemented a number of measures to enhance consumer protection, including considerable restrictions on the transfer or provision of personal information by financial institutions to their affiliates or holding company. Under the Personal Information Protection Act, financial institutions, as personal information managers, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically require or permit the management of resident registration numbers. In addition, under the Use and Protection of Credit Information Act, a financial institution has a higher duty to protect all information that it collects from its customers and is required to treat such information as credit information. There are considerable restrictions on the transfer or provision of the information by financial institutions to their affiliates or holding company. Quintuple damages may be imposed on a financial institution for leakage of such information. Furthermore, under the Electronic Financial Transaction Act, a financial institution is primarily responsible for compensating its customers harmed by a cyber security breach affecting the financial institution even if the breach is not directly attributable to the financial institution.

Under the Financial Consumer Protection Act, which was enacted in March 2020, we, as a financial instrument distributor, are subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution procedures, increased liability for customer losses and newly imposed penalty surcharges. Following the enactment of the Financial Consumer Protection Act, financial regulators have published subordinate regulations to such Act, including the Enforcement Decree, Supervisory Regulations and Enforcement Rules to the Supervisory Regulations governing consumer protection within the financial industry.

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

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea and adverse conditions in the Korean economy affecting such enterprises, the Korean government had temporarily introduced measures in April 2020 intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise and retail borrowers, including guidelines for Korean banks to extend loan terms and defer interest payments with respect to small- and medium-sized enterprises and SOHOs affected by the COVID-19 pandemic. See “—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.” and “—Risks relating to our retail credit portfolio—Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.” The Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may decide to accept. We may incur costs or losses as a result of providing such financial support.

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

In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, which are more powerful than plutonium bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of its missile tests in 2022, firing over 60 ballistic missiles, including eight intercontinental ballistic missiles. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the government also closed the inter-Korea Gaesong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent to a large extent on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs of deterioration and recovery. Following a period of deterioration due to the debilitating effects of the COVID-19 pandemic on the Korean economy as well as on the economies of Korea’s major trading partners in 2020, the overall Korean economy has shown some signs of recovery in 2021. See “Other risks relating to our business—The COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” However, the Korean economy in 2022 was characterized by high levels of uncertainty resulting from high inflation rates, a rise in interest rates and a depreciation of the Won against the U.S. dollar. As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the increasing weakness of the global economy, among others due to the COVID-19 pandemic and more recently due to Russia’s invasion of Ukraine and ensuing sanctions against Russia, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of deteriorating global and Korean economic conditions, there recently has been significant volatility in the stock prices of Korean companies. Further declines in the Korea Composite Stock Price Index, or the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy;

•

the occurrence of severe health pandemics, such as the COVID-19 pandemic, or other severe health epidemics in Korea or other parts of the world, such as the Middle East Respiratory Syndrome outbreak in Korea in 2015;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

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

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

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

•

financial problems or lack of progress in the restructuring of chaebols, other large troubled companies (including those in the construction, shipbuilding and shipping sectors) and their suppliers or the financial sector;

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

•

hostilities or political or social tensions involving oil-producing countries in the Middle East (including a potential escalation of hostilities between the United States and Iran) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency borrowings, which could cause friction with Korea’s trading partners;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Labor unrest in Korea may adversely affect our operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate decreased from 4.0% in 2020 to 3.6% in 2021 and 2.9% in 2022. Increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

We have no current plans for any public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In addition, our major stockholder, the Korean National Pension Service, held approximately 7.95% of our total issued common stock as of December 31, 2022, which it may sell at any time.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 2,523.5 on April 24, 2023. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Establishment of KB Financial Group

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Article 360-15 of the Korean Commercial Code, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. In the stock transfer, each holder of one share of Kookmin Bank common stock received one share of our common stock, par value ￦5,000 per share. Holders of Kookmin Bank ADSs and global depositary shares, each of which represented one share of Kookmin Bank common stock, received one of our ADSs for every ADS or global depositary share they owned. In addition, holders of the common stock of certain of Kookmin Bank’s subsidiaries transferred all of their shares to us and, as consideration for such transferred shares, received shares of our common stock in accordance with the specified stock transfer ratio applicable to each such subsidiary. Following the completion of the stock transfer, Kookmin Bank and these subsidiaries—KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd.—became our wholly-owned subsidiaries.

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

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, one of the leading commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, non-life and life insurance, capital markets activities and international banking and finance. As of December 31, 2022, we had consolidated total assets of ￦701 trillion, consolidated total deposits of ￦389 trillion and consolidated total equity of ￦50 trillion.

As part of our commercial banking activities, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. We also provide a full range of deposit products and related services to both individuals and enterprises of all sizes. We provide these services predominantly through Kookmin Bank.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 856 branches as of December 31, 2022, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, smartphone and Internet banking. As of December 31, 2022, we had a customer base of approximately 37.1 million retail customers, which represented over one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2022, retail loans and credit card loans and receivables accounted for 47.5% of our total loan portfolio:

	As of December 31,
	2021			2022
	(in billions of Won, except percentages)
Retail
Mortgage and home equity(1)	￦	120,418	28.6%	￦	120,942	27.4%
Other consumer(2)		71,223	16.9		65,997	15.0

Total retail		191,641	45.5		186,939	42.4

Credit card		20,768	4.9		22,562	5.1
Corporate		183,522	43.5		199,432	45.3
Foreign		25,654	6.1		31,756	7.2

Total loans	￦	421,585	100.0%	￦	440,689	100.0%

(1)	Includes ￦7,644 billion and ￦5,408 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2021 and 2022, respectively.
(2)	Includes ￦10,956 billion and ￦10,241 billion of overdraft loans as of December 31, 2021 and 2022, respectively.

We provide a full range of personal lending products and retail banking services to individual customers, including mortgage loans. We are the largest private sector mortgage lender in Korea.

Lending to small- and medium-sized enterprises is the single largest component of our non-retail credit portfolio] and represents a widely diversified exposure to a broad spectrum of the Korean corporate community, both by type of lending and type of customer, with one of the categories being collateralized loans to SOHO customers that are among the smallest of the small- and medium-sized enterprises. The volume of our loans to small- and medium-sized enterprises requires a customer-oriented approach that is facilitated by our large and geographically diverse branch network.

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

Identifying, targeting and marketing to attractive customer segments and providing superior customer value and service to such segments

In recent years, rather than focusing on developing products and services to satisfy the overall needs of the general population, we have increasingly targeted specific market segments in Korea that we expect to generate superior growth and profitability. We will continue to implement a targeted marketing approach that seeks to identify the most attractive customer segments and to develop strategies to build market share in those segments. In particular, we intend to increase our “wallet share” of existing high net worth customers by using our advanced customer relationship management technology to better identify and meet the needs of our most creditworthy customers, on whom we intend to concentrate our marketing efforts. For example, as part of this strategy, we operate a “priority customer” program called KB Star Club through five of our subsidiaries, Kookmin Bank, KB Securities, KB Insurance, KB Kookmin Card and KB Life Insurance. We select and classify KB Star Club customers based on their transaction history with the five entities and provide such customers with preferential treatment in various areas, including interest rates and transaction fees, depending upon how they are classified. We also provide private banking services, including wealth management services through our exclusive brand “Gold & Wise,” to increase our share of the priority customer market and in turn increase our profitability and strengthen our position in retail banking.

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total retail lending represented by the categories of our retail loans as of the dates indicated:

	As of December 31,
	2021			2022
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	￦	120,418	62.8%	￦	120,942	64.7%
Other consumer loans(1)		71,223	37.2		65,997	35.3

Total	￦	191,641	100.0%	￦	186,939	100.0%

(1)	Excludes credit card loans, but includes overdraft loans.

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

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 40 years and the majority of our mortgage loans have long-term maturities, which may be renewed. Non-amortizing home equity loans have a maturity of one to five years and home equity loans subject to amortization of principal may have a maximum term of up to 35 years. As of December 31, 2022, we had ￦26,267 billion of amortizing home equity loans, representing 96.2% of our total home equity loans, and ￦1,026 billion of non-amortizing home equity loans, representing 3.8% of our total home equity loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2022, 49.6% of our mortgage loans were secured by residential property which is the subject of the loan, 25.7% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 24.7% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans is restricted to financing of home purchases and some of these loans are guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2022, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 39.7%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3.D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

The following table sets forth our unsecured and secured mortgage loans and home equity loans as of December 31, 2021 and 2022, based on their loan classification categories under IFRS and our internal credit ratings for loans (which are described in Note 4.2.4 of the notes to our consolidated financial statements):

	As of December 31, 2021
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
							(in billions of Won)
Mortgage:
Secured(1)	￦	83,737	￦	1,299	￦	110	￦	4	￦	3	￦	6,225	￦	134	￦	91,512
Unsecured		1,341		6		—		—		—		31		3		1,381
Home Equity:
Secured		24,868		732		166		11		1		1,671		71		27,520
Unsecured		4		—		1		—		—		—		—		5

Total	￦	109,950	￦	2,037	￦	277	￦	15	￦	4	￦	7,927	￦	208	￦	120,418

	As of December 31, 2022
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
							(in billions of Won)
Mortgage:
Secured(1)	￦	83,611	￦	1,457	￦	125	￦	28	￦	9	￦	5,900	￦	167	￦	91,297
Unsecured		2,306		11		—		—		—		32		3		2,352
Home Equity:
Secured		24,656		750		102		44		3		1,661		77		27,293
Unsecured		—		—		—		—		—		—		—		—

Total	￦	110,573	￦	2,218	￦	227	￦	72	￦	12	￦	7,593	￦	247	￦	120,942

(1)	Includes advance loans guaranteed by the Housing Finance Credit Guarantee Fund to borrowers for the down payment of new housing that is in the process of being built.

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

As of December 31, 2022, the Market Opportunity Rate was 4.03% for a three-month period, 4.40% for a six-month period and 4.41% for a twelve-month period.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2022, approximately ￦38,700 billion, or 58.6% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of five years. The amount of overdraft loans as of December 31, 2022 was approximately ￦10,241 billion.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2022, we had the largest number of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ￦221,429 billion and ￦229,891 billion as of December 31, 2021 and 2022, respectively, which constituted 59.5% and 59.1%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•

Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 38.3% of our total deposits as of December 31, 2022 and paid average interest of 0.25% for 2022.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the KOSPI, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to three years, and the term for installment savings deposits ranges from six months to five years. Retail and corporate time deposits constituted 48.7% of our total deposits as of December 31, 2022 and paid average interest of 2.11% for 2022. Most installment savings deposits offer fixed interest rates.

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

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2022, we operated 23 main private banking centers through Kookmin Bank.

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

The following table sets forth certain data relating to our credit card operations, on a non-consolidated basis, as of the dates and for the periods indicated:

	As of and for the Year Ended December 31,
	2020		2021		2022
	(in billions of Won, except number of holders, accounts and percentages)
Number of credit cardholders (at year end) (thousands)
General accounts		10,586		10,879		11,493
Corporate accounts		550		554		611

Total		11,136		11,433		12,104

Number of merchants (at year end) (thousands)		2,743		2,856		2,924
Active ratio (at year end)(1)		90.4%		90.8%		90.2%
Credit card fees
Merchant fees(2)	￦	1,302	￦	1,420	￦	1,423
Installment and cash advance fees		475		463		541
Annual membership fees		157		169		182
Other fees		982		1,015		1,094

Total	￦	2,916	￦	3,067	￦	3,240

Charge volume(3)
General purchase	￦	81,328	￦	91,313	￦	105,479
Installment purchase		19,321		20,417		22,174
Cash advance		8,591		8,891		9,424
Card loan(4)		7,184		7,248		7,178

Total	￦	116,424	￦	127,869	￦	144,255

Outstanding balance (at year end)
General purchase	￦	6,732	￦	7,987	￦	8,611
Installment purchase		5,360		5,842		6,565
Cash advance		1,054		1,153		1,237
Card loan(4)		5,623		5,821		6,249

Total	￦	18,769	￦	20,803	￦	22,662

Average outstanding balances
General purchase	￦	6,841	￦	7,455	￦	8,631
Installment purchase		5,198		5,503		6,161
Cash advance		1,098		1,081		1,155
Card loan(4)		5,440		5,846		6,146

Total	￦	18,577	￦	19,885	￦	22,093

Delinquency ratios (at year end)(5)
From 1 month to 3 months		0.50%		0.45%		0.62%
From 3 months to 6 months		0.46		0.38		0.36
Over 6 months		0.10		0.07		0.03

Total		1.06%		0.91%		1.01%

Non-performing loan ratio		0.55%		0.47%		0.40%
Write-offs (gross)	￦	501	￦	422	￦	444
Recoveries(6)		137		136		123

Net write-offs	￦	364	￦	286	￦	321

Gross write-off ratio(7)		2.70%		2.10%		1.99%
Net write-off ratio(8)		1.96%		1.42%		1.44%

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year-end.
(2)

Merchant fees consist of maintenance fees and costs associated with prepayment by us (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications, costs relating to the management of delinquencies and recoveries, provision for loan losses, general variable expenses and other fixed costs that are charged to our member merchants. We typically charge our member merchants fees that range from 0.5% to 2.3%. We offer discounts for member merchants that are small- and medium-sized enterprises pursuant to applicable laws.
(3)	Represents the aggregate cumulative amount charged during the year.
(4)

Card loans consist of loans that are provided on an unsecured basis to cardholders upon prior agreement. Payment on such a loan can be due either in one payment or in installments after a fixed period, in the case of principal payments, and will be due in installments, in the case of interest payments.

(5)

Represents ratio of credit card balances overdue by one month or more to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2021 and 2022, these restructured loans amounted to ￦112 billion and ￦117 billion, respectively. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

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

As of December 31, 2022, we had approximately 12.1 million credit cardholders. Of the credit cards outstanding, approximately 90.2% were active, meaning that they had been used at least once during the previous six months.

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

We issue debit cards and charge merchants commissions in the amount of approximately 1.0% of the amounts purchased using a debit card. We also issue “check cards,” which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards, and charge merchants commissions that typically range from 0.25% to 1.50%. Much like debit cards, check card purchases are also debited directly from customers’ accounts with us.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. Kookmin Bank, our banking subsidiary, had 432,172 small- and medium-sized enterprise borrowers and 1,896 large corporate borrowers for Won-currency loans as of December 31, 2022. For 2022, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ￦114.5 billion. Of our branch network as of December 31, 2022, we had two branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total corporate lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers:

	As of December 31,
	2021			2022
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	￦	136,587	80.3%	￦	147,012	80.2%
Large corporate loans		33,592	19.7		36,364	19.8

Total	￦	170,179	100.0%	￦	183,376	100.0%

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

The total amount of deposits from our corporate customers amounted to ￦151,006 billion as of December 31, 2022, or 38.8% of our total deposits.

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

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2022, working capital loans and facilities loans accounted for 48.9% and 51.1%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2022, Kookmin Bank, our banking subsidiary, had 432,172 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2022, secured loans and guaranteed loans accounted for, in the aggregate, 82.7% of our small- and medium-sized enterprise loans. Among the secured loans, 97.8% were secured by real estate and 2.2% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms of up to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

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

Pricing

We establish the price for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. For the Market Opportunity Rate as of December 31, 2022, see “—Retail Banking—Lending Activities—Mortgage and Home Equity Lending—Pricing.”

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2022, working capital loans and facilities loans accounted for 77.6% and 22.4%, respectively, of our total large corporate loans. We also offer mortgage loans to large corporate clients who build or sell single- or multi-family housing units, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities.”

As of December 31, 2022, secured loans and guaranteed loans accounted for, in the aggregate, 39.3% of our large corporate loans. Among the secured loans, 71.1% were secured by real estate and 28.9% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms ranging from three months to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

In our unsecured lending to large corporate customers, a critical consideration in our policy regarding the extension of such unsecured loans is the borrower’s creditworthiness. We assign each borrower a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system, taking into account both financial factors and non-financial factors (such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry). The credit ratings, along with such factors, are key determinants in our lending to large corporate customers. Large corporate customers generally have higher credit ratings due to their higher repayment capability compared to other types of borrowers, such as small- and medium-sized enterprise borrowers. In addition, large corporate borrowers generally are affected to a lesser extent than small- and medium-sized enterprise borrowers by fluctuations in the Korean economy and also maintain more sophisticated financial records. As of December 31, 2022, 92.4% of our large corporate customers had credit ratings of BBB- or above according to the internal credit rating system of Kookmin Bank, compared to 83.9% of our small- and medium-sized enterprise customers. A credit rating of BBB- is assigned to customers whose ability to repay the principal and interest on their outstanding loans is determined by us to be generally satisfactory but nonetheless subject to adverse effects under unfavorable economic conditions or during downturns in the business environment. Based on our internal analysis of historical data, we believe that the probability of default for loans extended to large corporate customers with a credit rating of BBB- or above is between 0.00% and 2.26%.

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

As of December 31, 2022, in terms of our outstanding loan balance, 29.1% was extended to borrowers in the financial industry, 26.8% of our large corporate loans was extended to borrowers in the manufacturing industry, and 22.7% was extended to borrowers in the service industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2022, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking/Finance

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking and securities brokerage services.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2021 and 2022, our investment portfolio, which consists primarily of financial assets at amortized cost and financial assets at fair value through other comprehensive income and our trading portfolio had a combined total carrying amount of ￦170,523 billion and ￦181,287 billion (including the investment and trading portfolios of our insurance operations) and represented 25.7% and 25.9% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2021 and 2022, we held debt securities with a total carrying amount of ￦163,739 billion and ￦175,693 billion, respectively, of which:

•	financial assets at amortized cost accounted for ￦44,476 billion and ￦58,295 billion, or 27.2% and 33.2%, respectively;

•	debt securities at fair value through other comprehensive income accounted for ￦56,260 billion and ￦55,610 billion, or 34.4% and 31.7%, respectively; and

•	debt securities at fair value through profit or loss accounted for ￦63,003 billion and ￦61,788 billion, or 38.4% and 35.1%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2021 and 2022 amounted to:

•	￦21,448 billion and ￦23,180 billion, or 48.2% and 39.8%, respectively, of our financial assets at amortized cost;

•	￦14,317 billion and ￦15,974 billion, or 25.4% and 28.7%, respectively, of our financial assets at fair value through other comprehensive income; and

•	￦8,294 billion and ￦8,406 billion, or 13.2% and 13.6%, respectively, of our debt securities at fair value through profit or loss.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market, the KRX KOSDAQ Market or the KRX KONEX Market. As of December 31, 2021 and 2022:

•

equity securities at fair value through other comprehensive income had a carrying amount of ￦3,803 billion and ￦2,326 billion, or 6.3% and 4.0%, respectively, of our securities at fair value through other comprehensive income portfolio; and

•

equity securities at fair value through profit or loss had a carrying amount of ￦2,419 billion and ￦2,495 billion, or 3.7% and 3.9%, respectively, of our securities at fair value through profit or loss portfolio.

Our trading portfolio also includes derivative-linked securities, the underlying assets of which were linked to, among other things, interest rates, exchange rates, stock price indices or credit risks. As of December 31, 2021 and 2022, derivative-linked securities in our trading portfolio had a carrying amount of ￦1,543 billion and ￦1,714 billion, or 2.4% and 2.7% of our trading portfolio, respectively. See “—Derivatives Trading.”

The following tables show, as of the dates indicated, the unrealized gains and losses on financial assets at fair value through other comprehensive income and financial assets at amortized cost within our investment portfolio, and the amortized cost and fair value of the portfolio by type of financial asset:

	As of December 31, 2021
	Amortized Cost(7)		Net Unrealized Gain and Loss(8)		Loss Allowance for Expected Credit Losses(9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	15,316	￦	(999)	￦	—	￦	14,317
Financial institutions(1)		22,022		(89)		4		21,929
Corporate(2)		19,350		(356)		8		18,986
Asset-backed securities(3)		1,000		(4)		—		996
Others		30		1		—		31

Subtotal		57,718		(1,447)		12		56,259
Equity securities		912		2,891		—		3,803

Total financial assets at fair value through other comprehensive income	￦	58,630	￦	1,444	￦	12	￦	60,062

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	21,448	￦	(66)	￦	—	￦	21,382
Financial institutions(4)		3,851		4		1		3,854
Corporate(5)		12,246		104		1		12,349
Asset-backed securities(6)		6,900		(101)		2		6,797
Others		31		(2)		—		29

Total financial assets at amortized cost	￦	44,476	￦	(61)	￦	4	￦	44,411

	As of December 31, 2022
	Amortized Cost(7)		Net Unrealized Gain and Loss(8)		Loss Allowance for Expected Credit Losses(9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	18,785	￦	(2,811)	￦	—	￦	15,974
Financial institutions(1)		21,050		(415)		3		20,632
Corporate(2)		19,651		(1,364)		5		18,282
Asset-backed securities(3)		452		(15)		—		437
Others		283		2		—		285

Subtotal		60,221		(4,603)		8		55,610
Equity securities		1,103		1,223		—		2,326

Total financial assets at fair value through other comprehensive income	￦	61,324	￦	(3,380)	￦	8	￦	57,936

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	23,180	￦	(1,430)	￦	—	￦	21,750
Financial institutions(4)		11,325		(247)		2		11,076
Corporate(5)		15,770		(1,695)		1		14,074
Asset-backed securities(6)		7,655		(620)		3		7,032
Others		364		(4)		—		360

Total financial assets at amortized cost	￦	58,294	￦	(3,996)	￦	6	￦	54,292

(1)

Includes debt securities issued by the Bank of Korea, the Korea Development Bank, Industrial Bank of Korea and the Export-Import Bank of Korea in the aggregate amount of ￦15,634 billion as of December 31, 2021 and ￦14,618 billion as of December 31, 2022. These financial institutions are owned or controlled by the Korean government.

(2)

Includes debt securities issued by the Korea Development Bank, Korea Housing Finance Corporation and the Export-Import Bank of Korea in the aggregate amount of ￦737 billion as of December 31, 2021 and debt securities issued by the Korea Development Bank and Korea Housing Finance Corporation in the aggregate amount of ￦637 billion as of December 31, 2022. These entities are owned or controlled by the Korean government.

(3)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦963 billion as of December 31, 2021 and ￦406 billion as of December 31, 2022. Korea Housing Finance Corporation is owned by the Korean government.

(4)

Includes debt securities issued by the Bank of Korea, the Korea Development Bank, Industrial Bank of Korea and the Export-Import Bank of Korea in the aggregate amount of ￦2,530 billion as of December 31, 2021 and ￦4,856 billion as of December 31, 2022. These financial institutions are owned or controlled by the Korean government.

(5)

Includes debt securities issued by Korea Housing Finance Corporation and the Korea Development Bank in the aggregate amount of ￦1,057 billion as of December 31, 2021 and ￦1,814 billion as of December 31, 2022. These entities are owned or controlled by the Korean government.

(6)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦6,796 billion as of December 31, 2021 and ￦7,269 billion as of December 31, 2022. Korea Housing Finance Corporation is owned by the Korean government.

(7)	Gross carrying amount before adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(8)	Net unrealized gain and loss after adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(9)	Loss allowance for expected credit losses in accordance with IFRS 9.

Derivatives Trading

We engage in derivatives trading, including on behalf of our customers. Our trading volume increased from ￦469,477 billion in 2020 to ￦549,312 billion in 2021 and ￦612,302 billion in 2022. Our net trading revenue from derivatives for the year ended December 31, 2020, 2021 and 2022 was ￦323 billion, ￦204 billion and ￦178 billion, respectively.

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

The following shows the estimated fair value of our derivatives as of December 31, 2021 and 2022:

	As of December 31,
	2021				2022
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange derivatives(1)	￦	2,436	￦	2,403	￦	6,520	￦	6,672
Interest rate derivatives(1)		813		773		2,265		1,560
Equity derivatives		433		381		584		941
Credit derivatives		19		7		33		17
Commodity derivatives		—		—		3		2
Others		21		118		42		314

Total	￦	3,722	￦	3,682	￦	9,447	￦	9,506

(1)	Includes those for trading purposes and hedging purposes.

The following table shows certain information related to our derivatives designated as fair value hedges for the years ended December 31, 2021 and 2022:

	Year Ended December 31,
	2021						2022
	Hedging Instruments		Hedged Item		Ineffective Portion		Hedging Instruments		Hedged Item		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	(175)	￦	181	￦	6	￦	(129)	￦	151	￦	22
Interest rate derivatives		(13)		8		(5)		28		(29)		(1)

Total	￦	(188)	￦	189	￦	1	￦	(101)	￦	122	￦	21

The following table shows certain information related to our derivatives designated as cash flow hedges for the years ended December 31, 2021 and 2022:

	Year Ended December 31,
	2021						2022
	Hedging Instruments		Effective Portion		Ineffective Portion		Hedging Instruments		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	60	￦	59	￦	1	￦	(6)	￦	(6)	￦	—
Interest rate derivatives		36		36		—		76		77		(1)

Total	￦	96	￦	95	￦	1	￦	70	￦	71	￦	(1)

The following table shows certain information related to financial instruments designated as net investment hedges in foreign operations for the years ended December 31, 2021 and 2022:

	Year Ended December 31,
	2021						2022
	Hedging instruments		Effective Portion		Ineffective Portion		Hedging instruments		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives(1)	￦	(89)	￦	(89)	￦	—	￦	(104)	￦	(104)	￦	—

Total	￦	(89)	￦	(89)	￦	—	￦	(104)	￦	(104)	￦	—

(1)	Includes the gain (loss) on a non-derivative instrument designated as a hedging instrument.

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ￦9,495 billion in 2020, ￦9,677 billion in 2021 and ￦6,013 billion in 2022, a significant portion of which were public offerings of asset-backed securities.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2022 we had made call loans of ￦6,416 billion and borrowed call money of ￦4,154 billion, compared to ￦5,773 billion and ￦1,678 billion, respectively, as of December 31, 2021.

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

In 2022, we generated net investment banking income of ￦970 billion, consisting of ￦204 billion of net interest income and ￦766 billion of net non-interest income.

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

As of December 31, 2022, KB Securities operated a brokerage network consisting of 104 branches and sub-branches in Korea. In 2022, KB Securities generated commission income of ￦422 billion through its securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2021		2022
	(in millions of US$)
Total foreign currency assets	US$	59,424	US$	65,457

Foreign currency borrowings:
Borrowings		16,122		18,968
Debentures		7,183		8,590

Total borrowings	US$	23,305	US$	27,558

The table below sets forth our overseas subsidiaries, branches and representative and liaison offices in operation as of December 31, 2022:

Business Unit(1)	Location
Subsidiaries (23)
Kookmin Bank Cambodia PLC (including seven branches)	Cambodia
Kookmin Bank (China) Ltd. (including five branches)	China
KB Microfinance Myanmar Co., Ltd. (including 23 branches)	Myanmar
PRASAC Microfinance Institution Plc. (including 182 branches)	Cambodia
PT Bank KB Bukopin, Tbk (including 275 branches)	Indonesia
KB Bank Myanmar Ltd.	Myanmar
KBFG Securities America Inc.	United States
KB Securities Hong Kong Ltd.	Hong Kong
KB Securities Vietnam Joint Stock Company (including three branches)	Vietnam
KB FINA Joint Stock Company	Vietnam
PT KB Valbury Sekuritas (including 15 branches)	Indonesia
KBFG Insurance (China) Co., Ltd. (including one branch)	China
PT. Kookmin Best Insurance Indonesia (including two branches)	Indonesia
Leading Insurance Services, Inc.	United States
KB Daehan Specialized Bank PLC. (including four branches)	Cambodia
PT. KB Finansia Multi Finance (including 134 branches)	Indonesia
KB J Capital Co., Ltd.	Thailand
i-Finance Leasing Plc. (including four branches)	Cambodia
KB Asset Management Singapore Pte. Ltd.	Singapore
KBAM Shanghai Advisory Services Co., Ltd.	China
KB KOLAO Leasing Co., Ltd. (including one branch)	Laos
PT Sunindo Kookmin Best Finance (including one branch)	Indonesia
PT KB Data Systems Indonesia	Indonesia
Branches (10)
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, London Branch	United Kingdom
Kookmin Bank, Ho Chi Minh City Branch	Vietnam
Kookmin Bank, Hanoi Branch	Vietnam
Kookmin Bank, Hong Kong Branch	Hong Kong
Kookmin Bank, Gurugram Branch	India
Kookmin Bank, Singapore Branch	Singapore
Kookmin Best Insurance Co., Ltd. U.S. Branch	United States
Representative and Liaison Offices (5)
KB Securities Shanghai Representative Office	China
KB Insurance, Hanoi Liaison Office	Vietnam
KB Insurance, Ho Chi Minh City Liaison Office	Vietnam
KB Kookmin Card, Yangon Representative Office	Myanmar
KB Asset Management, Ho Chi Minh City Representative Office	Vietnam

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 107 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 274 financial institutions and as fund administrator for 138 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2022, our fee income from our trustee and custodian services was ￦36 billion and revenue collected as a result of administration of the underlying investments was ￦21 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for both specified money trusts and unspecified money trusts. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of either the net asset value of the assets or the principal under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2022, our basic money trust fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 20 types of money trusts. The maturities of the money trusts we manage vary by the type of the trust. Approximately 2.8% of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.

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

As of December 31, 2022, the total balance of our money trusts was ￦67,345 billion (as calculated in accordance with Statement of Korea Accounting Standard No. 5004, Trust Accounts, and the Enforcement Regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act, which we refer to as an “SKAS basis”). As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest as well as trust accounts for which we guarantee only the repayment of the principal amount.

	As of December 31,
	2021		2022
	(in billions of Won)
Principal and interest guaranteed trusts(1)	￦	0.1	￦	0.1
Principal guaranteed trusts(1)		3,874		3,741
Performance trusts(1)(2)		55,549		63,604

Total	￦	59,423	￦	67,345

(1)	Calculated on an SKAS basis.
(2)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 13.3% between December 31, 2021 and December 31, 2022. As of December 31, 2022, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2022, on an SKAS basis, our trust accounts had invested in securities in the aggregate amount of ￦28,528 billion, of which ￦19,423 billion was debt securities and derivative-linked securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities, derivative-linked securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2022, on an SKAS basis, our trust accounts had made loans in the principal amount of ￦322 billion (excluding loans from the trust accounts to our banking accounts of ￦2,099 billion), which accounted for 0.5% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2022, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On an SKAS basis, as of December 31, 2022, equity securities in our money trust accounts amounted to ￦9,109 billion, which accounted for 13.2% of our total money trust assets. Of this amount, ￦8,977 billion was from specified money trusts and ￦132 billion was from unspecified money trusts.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2020, 2021 and 2022, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On an SKAS basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ￦216 billion in 2020, ￦281 billion in 2021 and ￦176 billion in 2022.

Property Trust Management Services

We also offer property trust management services, where we manage non-monetary assets in return for a fee. Non-monetary assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2022, our basic property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. On an SKAS basis, as of December 31, 2022, the aggregate balance of our property trusts was ￦12,025 billion, compared to ￦12,146 billion as of December 31, 2021.

Under IFRS, the property trusts are not consolidated within our financial statements.

Investment Trust Management

Through KB Asset Management and KB Securities, we offer investment trust products to customers and manage the funds invested by them in investment trusts. As of December 31, 2022, KB Asset Management and KB Securities had an aggregate of ￦82,000 billion of investment trust assets under management.

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

The following table sets forth certain information regarding the operations of KB Insurance, on a standalone basis, as of the dates or for the periods indicated:

	As of or for the Year Ended December 31,
	2020		2021		2022
	(in billions of Won, except as otherwise indicated)
Total policies in force (in thousands)		17,525		18,522		19,579
Number of new policies sold (in thousands)		10,535		10,604		10,818
Gross direct written premiums(1)	￦	10,975	￦	11,524	￦	12,233
Long-term insurance		7,017		7,233		7,841
Automobile insurance		2,611		2,668		2,816
General property and casualty insurance		1,074		1,167		1,292
Other		273		456		285
Net earned premiums(2)	￦	9,577	￦	10,298	￦	10,889
Loss ratio(3)		85.50%		84.95%		82.51%
Risk-based capital adequacy ratio(4)		174.76%		179.39%		171.66%

(1)	The amount of direct written premiums recognized in a specified period in respect of policies in force during such period, on a standalone basis.
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

As of December 31, 2022, KB Insurance had ￦33,529 billion of general account investment assets on a standalone basis, of which domestic debt securities, loans, beneficiary certificates, domestic equity securities and overseas securities accounted for 39.0%, 24.4%, 19.9%, 0.3% and 10.2%, respectively.

Life Insurance

In January 2023, in order to maximize the synergy effects in our life insurance operations, we merged the Former KB Life Insurance with and into Prudential Life Insurance, and the surviving entity is called KB Life Insurance Co., Ltd. Through KB Life Insurance, we offer a variety of individual and group life insurance products, including annuities, savings insurance, variable life insurance, whole life insurance and term life insurance as well as health insurance. We utilize our multi-channel distribution platforms to market these products, which includes sales through agencies, financial consultants, telemarketers and bancassurance arrangements with commercial banks and other financial institutions.

Prior to the merger, the Former KB Life Insurance generated gross premiums (not including separate account premiums) of ￦1,476 billion in 2020, ￦1,838 billion in 2021 and ￦2,014 billion in 2022, each on a standalone basis. As of December 31, 2022, the Former KB Life Insurance had ￦8,106 billion of general account investment assets on a standalone basis, of which domestic debt securities, beneficiary certificates, loans, domestic equity securities and overseas securities accounted for 50.4%, 19.3%, 19.1%, 0.0% and 11.2%, respectively. As of such date, the Former KB Life Insurance’s risk-based capital adequacy ratio was 130.48%.

Prior to the merger, Prudential Life Insurance, a wholly-owned subsidiary which we had acquired from Prudential Financial, Inc. for ￦2.3 trillion in August 2020, generated gross premiums (not including separate account premiums) of ￦451 billion in 2020 (excluding such amount for the period before Prudential Life Insurance became our consolidated subsidiary), ￦1,351 billion in 2021 and ￦1,507 billion in 2022, each on a standalone basis. As of December 31, 2022, Prudential Life Insurance had ￦17,524 billion of general account investment assets on a standalone basis, of which domestic debt securities, beneficiary certificates, loans, domestic equity securities and overseas securities accounted for 86.8%, 3.7%, 6.0%, 0.6% and 2.9%, respectively. As of such date, Prudential Life Insurance’s risk-based capital adequacy ratio was 248.37%.

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

Currently, our bancassurance business has alliances with 22 life insurance companies (including our subsidiary, KB Life Insurance) and 11 non-life insurance companies (including our subsidiary, KB Insurance) and offers 62 different products through our branch network. These products are composed of 55 types of life insurance policies, such as annuities, savings insurance and variable life insurance, and 7 types of non-life insurance products. In 2022, our commission income from our bancassurance business amounted to ￦131.1 billion.

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

In February 2013, the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Land, Transport and Maritime Affairs) designated us as one of the managers of the National Housing and Urban Fund. In 2022, we received total fees of ￦29 billion for managing the National Housing and Urban Fund, compared to ￦33 billion in 2021 and ￦35 billion in 2020.

The financial accounting for the National Housing and Urban Fund is entirely separate from our financial accounting, and the non-performing loans and loan losses of the National Housing and Urban Fund, in general, do not impact our financial condition. Regulations and guidelines for managing the National Housing and Urban Fund are issued by the Minister of Land, Infrastructure and Transport pursuant to the Housing and Urban Fund Act.

Distribution Channels

Banking Branch Network

As of December 31, 2022, Kookmin Bank operated a network of 856 branches and sub-branches in Korea, which was one of the largest branch networks among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 37.7% of our branches and sub-branches are located in Seoul, and approximately 20.7% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2022:

Area	Number of Branches	Percentage
Seoul	323	37.7%
Six largest cities (other than Seoul)	177	20.7
Other	356	41.6

Total	856	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2022, we had two branches that primarily handled large corporate banking.

In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2022, we had 4,563 ATMs.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The aggregate number of transactions conducted using our ATMs amounted to approximately 295 million in 2020, 251 million in 2021 and 224 million in 2022.

Other Banking Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions of the other banking channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2020	2021	2022
Internet banking:
Number of users(1)	25,313,463	26,415,723	27,711,718
Number of transactions (thousands)(2)	14,794,331	18,941,829	4,827,755
Phone banking:
Number of users(3)	5,073,346	5,076,733	5,076,895
Number of transactions (thousands)(2)	76,595	62,835	51,594
Smartphone banking:
Number of users(4)	16,681,329	17,930,859	19,584,887
Number of transactions (thousands)(2)	13,811,431	20,828,944	21,741,324

(1)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our Internet banking services.
(2)	Number of transactions includes balance and transaction inquiries, fund transfers and other transactions.
(3)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our phone banking services.
(4)	Number of users is defined as the total cumulative number of retail customers who have registered through our branch offices, or the customers’ smartphones, to use our smartphone banking services.

Internet Banking

Our goal is to consolidate our position as a market leader in online banking. Our Internet banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, pre-set automatic transfers, product inquiries, online bill and tax payments and foreign exchange services;

•	investment services, including opening deposit accounts and investing in funds;

•	processing of loan applications;

•	electronic certification services, which permit users to authenticate their identity and transactions on a confidential basis through digital signatures; and

•	wealth management and advisory services, including financial planning and real estate information services.

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

We also continue to develop innovative mobile applications that cater to specific customer needs and lifestyles. For example, we offer “Liiv Next,” a finance platform that provides easy-to-use banking services such as wire transfers and electronic payments as well as a variety of non-banking services such as games and quizzes to our younger “Generation Z” customers. We also offer a range of other mobile applications, including “Liiv Talk Talk,” our mobile peer-to-peer payment and messaging application, “Liiv M,” a mobile virtual network operator (MVNO) that offers a fusion of finance and mobile services and “KB Real Estate,” our new cloud-based real estate application that provides various information on real properties. We also offer MyData services through several channels including KB Star Banking, our mobile banking application, and KB Pay, a MyData-based platform operated by KB Kookmin Card.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information.

Distribution Channels for Other Services

Through our non-banking subsidiaries, we operate a network of dedicated branches and other distribution channels through which our customers can access credit card, securities brokerage, insurance and consumer finance products and services. The following table sets forth information regarding the number and geographical distribution of the branches in Korea operated by KB Kookmin Card, KB Securities and KB Insurance as of December 31, 2022:

Area	KB Kookmin Card	KB Securities	KB Insurance
Seoul	7	40	58
Six largest cities (other than Seoul)	8	21	67
Other	11	43	136

Total	26	104	261

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

Furthermore, the introduction of Internet-only banks in Korea has led to an increase in competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize cost and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which Kookmin Bank held a 4.9% equity interest as of December 31, 2022, commenced operations in July 2017. Most recently, Toss Bank, another Internet-only bank, commenced operations in October 2021.

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

Moreover, the Korean financial industry is undergoing significant consolidation. The number of nationwide commercial banks in Korea has decreased from 16 as of December 31, 1997, to six as of December 31, 2022. A number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014, which established a new financial holding company, Woori Financial Group Inc., in January 2019. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in Tong Yang Life Insurance Co., Ltd. and Allianz Life Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. Meanwhile, Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020, and subsequently merged with and into Shinhan Life Insurance Co., Ltd. in July 2021. In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd., one of the largest securities companies in Korea in terms of capital. We expect that consolidation in the Korean financial industry will continue. The financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions.

Information Technology

We regularly implement various IT system-related initiatives and upgrades at the group and subsidiary level. We believe that continual improvement of our IT systems is crucial in supporting our operations and management and providing high-quality customer service. Accordingly, we continue to upgrade and improve our systems through various activities, including projects to develop next generation banking systems for Kookmin Bank, further strengthen system security and timely develop and implement various new IT systems and services (including group-wide software) that support our business operations and risk management activities.

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

In 2022, we spent approximately ￦869 billion for our IT system implementation and operations, including expenses related to the construction of new IT systems, implementation of hardware and software technologies and other new systems, as well as related labor costs.

As of December 31, 2022, we employed a total of 2,316 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our operations and our assets and liabilities. Except as otherwise indicated, amounts as of and for the years ended December 31, 2020, 2021 and 2022 are presented on a consolidated basis under IFRS.

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

Loan Portfolio

As of December 31, 2022, our total loan portfolio was ￦440,689 billion compared to ￦421,585 billion as of December 31, 2021. As of December 31, 2022, 89.6% of our total loans were Won-denominated loans compared to 91.1% as of December 31, 2021.

Loan Types

The following table presents loans by type as of the dates indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2021		2022
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	138,627	￦	149,068
Large corporate(1)		44,895		50,364
Retail
Mortgage and home equity		120,418		120,942
Other consumer		71,223		65,997
Credit cards		20,768		22,562

Total domestic		395,931		408,933
Foreign		25,654		31,756

Total gross loans	￦	421,585	￦	440,689

(1)

Large corporate loans include ￦703 billion and ￦1,306 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2021 and 2022, respectively.

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

Loan Concentration by Industry

The following table presents the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2021 and 2022:

	As of December 31,
	2021			2022
Industry	Amount		%	Amount		%
	(in billions of Won, except percentages)
Services	￦	86,916	42.4%	￦	98,204	43.5%
Manufacturing		48,974	23.9		53,165	23.5
Wholesale and retail		26,850	13.1		29,653	13.1
Financial institutions		21,911	10.7		23,177	10.3
Construction		5,654	2.8		6,846	3.0
Public sector		2,071	1.0		1,903	0.8
Others		12,477	6.1		12,847	5.7

Total	￦	204,853	100.0%	￦	225,795	100.0%

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2022. The amounts disclosed are before deduction of allowances for loan losses:

	1 Year or Less		Over 1 Year But Not More Than 5 Years		Over 5 Years But Not More Than 15 Years		Over 15 Years		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	105,244	￦	36,811	￦	5,241	￦	1,772	￦	149,068
Large corporate		30,558		14,840		3,318		1,648		50,364

Total corporate		135,802		51,651		8,559		3,420		199,432
Retail
Mortgage and home equity		20,898		20,859		7,536		71,649		120,942
Other consumer		39,307		15,720		3,836		7,134		65,997

Total retail		60,205		36,579		11,372		78,783		186,939
Credit cards		18,669		3,707		186		—		22,562

Total domestic		214,676		91,937		20,117		82,203		408,933
Foreign:		11,799		12,176		7,503		278		31,756

Total	￦	226,475	￦	104,113	￦	27,620	￦	82,481	￦	440,689

Interest Rate Sensitivity

The following table shows, as of December 31, 2022, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	Fixed Rate(1)		Variable or adjustable rates(2)		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	20,933	￦	22,892	￦	43,825
Large corporate		9,957		9,849		19,806

Total corporate		30,890		32,741		63,631
Retail
Mortgage and home equity		9,478		90,568		100,046
Other consumer		10,595		16,093		26,688

Total retail		20,073		106,661		126,734
Credit cards		3,893		—		3,893
Total domestic		54,856		139,402		194,258

Foreign:		12,082		7,875		19,957

Total	￦	66,938	￦	147,277	￦	214,215

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Non-Trading Activities.”

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with the borrower and its other creditors, seek to restore the borrower’s financial stability and viability. Previously, workouts were regulated under a series of Corporate Restructuring Promotion Acts, which expired on June 30, 2018. In September 2018, the National Assembly of Korea adopted a new Corporate Restructuring Promotion Act, which became effective in October 2018 and is scheduled to expire in October 2023. Under the new Corporate Restructuring Promotion Act, creditors of a financially troubled borrower may participate in a creditors’ committee, which is authorized to prohibit such creditors from exercising their rights against the borrower, commence workout procedures and approve or make revisions to a reorganization plan prepared by the lead creditor bank, the borrower and external experts. The composition of the creditors’ committee is determined at the initial meeting of the committee by the approval of creditors holding not less than 75% of the borrower’s total outstanding debt held by creditors who were notified of the initial meeting of the committee. Although creditors that are not financial institutions or hold less than 1% of the total outstanding debt of the borrower need not be notified of the initial meeting of the creditors’ committee, if such creditors wish to participate, they may not be excluded. Any decision of the creditors’ committee requires the approval of creditors holding not less than 75% of the total outstanding debt of the borrower. However, if a single creditor holds 75% or more of the borrower’s total outstanding debt held by the creditors comprising the creditors’ committee, any decision of the creditors’ committee requires the approval of not less than 40% of the total number of creditors (including such single creditor) comprising the committee. An additional approval of creditors holding not less than 75% of the secured debt is required with respect to the borrower’s debt restructuring. Once approved, any decision made by the creditors’ committee is binding on all creditors of the borrower, with the exception of those creditors that were excluded by a resolution of the committee at its initial meeting and those who exercised their right to request that their claims be purchased. Creditors that voted against commencement of workout, approval or revision of the reorganization plan, debt restructuring, granting of new credit, extension of the joint management process or other resolutions of the committee have the right to request the creditors that voted in favor of such matters to purchase their claims at a mutually agreed price. In the event that the parties are not able to agree on the terms of purchase, a coordination committee consisting of experts would determine the terms. The creditors that oppose a decision made by the coordination committee may request a court to change such decision.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2022, ￦170 billion or 0.03% of our total loans were in workout, restructuring or rehabilitation. This included ￦41 billion of loans to large corporate borrowers and ￦129 billion of loans to small- and medium-sized enterprises.

Provisioning Policy

Under IFRS 9 Financial Instruments, or IFRS 9, we establish allowances for credit losses based on expected credit losses instead of incurred losses by assessing changes in expected credit losses and recognizing such changes as impairment loss (or reversal of impairment loss) in profit or loss. According to the three stages of credit risk deterioration under IFRS 9, the allowance required to be established with respect to a loan or receivable since its initial recognition is (i) the amount of the expected 12-month credit loss for stage 1 loans or receivables and (ii) the expected lifetime credit loss for stages 2 and 3 loans or receivables.

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

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2021		2022
	(in billions of Won, except percentages)
Total non-performing loans	￦	1,458	￦	1,918
As a percentage of total loans		0.4%		0.4%

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2021			2022
	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	102	7.0%	￦	123	6.4%
Large corporate		100	6.9		51	2.7

Total corporate		202	13.9		174	9.1
Retail
Mortgage and home equity		102	7.0		134	7.0
Other consumer		157	10.8		177	9.2

Total retail		259	17.8		311	16.2
Credit cards		97	6.7		91	4.7

Total domestic		558	38.4		576	30.0
Foreign:		900	61.6		1,342	70.0

Total non-performing loans	￦	1,458	100.0%	￦	1,918	100.0%

Top 20 Non-Performing Loans

As of December 31, 2022, our 20 largest non-performing loans accounted for 13.8% of our total non-performing loan portfolio. The following table shows, as of December 31, 2022, certain information regarding our 20 largest non-performing loans:

	Industry	Gross Principal Outstanding		Allowances for Loan Losses(1)
	(in billions of Won)
Borrower A	Others	￦	63	￦	18
Borrower B	Wholesale and retail		24		17
Borrower C	Construction		20		2
Borrower D	Construction		20		10
Borrower E	Public sector		18		13
Borrower F	Others		18		17
Borrower G	Services		15		4
Borrower H	Wholesale and retail		13		13
Borrower I	Construction		12		10
Borrower J	Others		10		—
Borrower K	Services		8		1
Borrower L	Services		6		2
Borrower M	Construction		6		2
Borrower N	Wholesale and retail		5		5
Borrower O	Manufacturing		5		2
Borrower P	Others		5		4
Borrower Q	Others		4		4
Borrower R	Services		4		1
Borrower S	Services		4		1
Borrower T	Wholesale and retail		4		3

Total		￦	264	￦	129

(1)	If the estimated recovery value of collateral for a non-performing loan is sufficient compared to the outstanding loan balance, we record no allowances for loan losses for such non-performing loan.

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

In addition, we use the services of our wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd., which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (28 days on average in the case of credit card loans). KB Credit Information has approximately 126 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged-off loans that are recovered. In 2020, 2021 and 2022, the amount recovered was ￦302 billion, ￦257 billion and ￦238 billion, respectively.

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

Regulatory Reserve for Credit Losses

If our allowances for credit losses are deemed insufficient for regulatory purposes, we are required to compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within our retained earnings. Regulatory reserve for credit losses are not available for distribution to shareholders as dividends. The level of regulatory reserve for credit losses required to be recorded is equal to the amount by which our allowances for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel III and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on standards prescribed by the Financial Services Commission. As of December 31, 2022, our regulatory reserve for credit losses was ￦4,356 billion.

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

Net Charge-Offs

The following table presents our net charge-offs for each of the years indicated:

	For the Year Ended December 31,
	2020					2021					2022
	Average Loans		Net Charge- Offs		Net Charge- Offs/ Average Loans	Average Loans		Net Charge- Offs		Net Charge- Offs/ Average Loans	Average Loans		Net Charge- Offs		Net Charge- Offs/Average Loans
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium sized enterprise	￦	121,376	￦	(9)	0.0%	￦	129,410	￦	(11)	0.0%	￦	148,198	￦	(3)	0.0%
Large corporate		37,132		102	0.3		39,458		100	0.3		48,974		72	0.1

Total corporate		158,508		93	0.1		168,868		89	0.1		197,172		69	0.0
Retail
Mortgage and home equity		110,447		(3)	0.0		116,102		(28)	0.0		119,039		(9)	0.0
Other consumer		64,220		328	0.5		71,587		234	0.3		69,789		204	0.3

Total retail		174,667		325	0.2		187,689		206	0.1		188,828		195	0.1
Credit cards		18,586		366	2.0		19,923		289	1.5		22,103		327	1.5
Total domestic		351,761		784	0.2		376,480		584	0.2		408,103		591	0.1

Foreign:		14,683		121	0.8		22,580		120	0.5		32,309		509	1.6

Total	￦	366,444	￦	905	0.2%	￦	399,060	￦	704	0.2%	￦	440,412	￦	1,100	0.2%

Investment Portfolio

Investment Policy

We invest in and trade Won-denominated and, to a lesser extent, foreign currency-denominated securities for our own account to:

•	maintain the stability and diversification of our assets;

•	maintain adequate sources of back-up liquidity to match our funding requirements; and

•	supplement income from our core lending activities.

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

Financial assets at amortized cost	Financial assets held with a business model whose objective is to hold assets in order to collect contractual cash flows, and are consistent with representing solely payments of principal and interest on the principal amount outstanding.

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments.

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2022:

	Within 1 Year		Weighted Average Yield(1)	Over 1 But within 5 Years		Weighted Average Yield(1)	Over 5 But within 10 Years		Weighted Average Yield(1)	Over 10 Years		Weighted Average Yield(1)	Total		Weighted Average Yield(1)
	(in billions of Won, except percentages)
Financial assets at fair value through other comprehensive income:
Korean treasury securities and government agencies	￦	6,368	1.60%	￦	5,327	2.14%	￦	666	3.24%	￦	3,613	2.40%	￦	15,974	2.03%
Debt securities issued by financial institutions		10,923	2.08		9,383	2.22		186	2.65		140	3.19		20,632	2.16
Corporate debt securities		5,000	2.18		10,952	2.27		1,419	3.15		911	3.35		18,282	2.37
Asset-backed securities		290	1.79		68	3.29		50	3.45		29	1.67		437	2.20

Total	￦	22,581	1.96%	￦	25,730	2.23%	￦	2,321	3.14%	￦	4,693	2.61%	￦	55,325	2.19%

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	1,166	2.55%	￦	5,515	1.84%	￦	6,883	3.33%	￦	9,616	1.73%	￦	23,180	2.27%
Debt securities issued by financial institutions		5,682	2.23		4,704	2.98		363	6.29		577	4.04		11,326	2.76
Corporate debt securities		1,824	2.31		7,845	2.34		1,906	2.20		4,195	2.99		15,770	2.49
Asset-backed securities		531	5.01		4,934	2.02		2,052	2.00		138	2.49		7,655	2.23

Total	￦	9,203	2.44%	￦	22,998	2.28%	￦	11,204	2.99%	￦	14,526	2.20%	￦	57,931	2.42%

Total	￦	31,784	2.10%	￦	48,728	2.25%	￦	13,525	3.02%	￦	19,219	2.30%	￦	113,256	2.31%

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and time deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 74.9% of total funding as of December 31, 2021 and 73.5% of total funding as of December 31, 2022.

Our borrowings consist of issuances of debentures and borrowings from financial institutions, the Korean government and government-affiliated funds. The majority of our borrowings is long-term, with maturities ranging from one year to 15 years.

Deposits

Although the majority of our deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding.

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2020			2021			2022
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	￦	4,533	—	￦	5,263	—	￦	5,427	—
Interest bearing		149,141	0.18%		180,936	0.15%		182,468	0.25%
Time deposits		166,275	1.56		158,795	1.20		187,934	2.11
Certificates of deposit		3,636	1.38		3,618	0.86		5,511	2.36

Average total deposits	￦	323,585	0.91%	￦	348,612	0.65%	￦	381,340	1.21%

(1)	Average balances are based on daily balances for our banking, credit card and securities operations and monthly or quarterly balances for our other operations.

For a description of our retail deposit products, see “—Business—Retail Banking—Deposit-Taking Activities.”

Uninsured deposits, including uninsured time deposits, are not subject to Korean regulatory reporting requirements. Notwithstanding the foregoing, the Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” Other than the maximum ￦50 million per individual or entity for deposits and interest in a single financial institution insured by the Korea Deposit Insurance Corporation in accordance with the foregoing, all deposits are uninsured. Although the Depositor Protection Act provides insurance for the deposits at our foreign branches, to the extent those deposits are recognized by the Korea Deposit Insurance Corporation to also be protected by the deposit insurance systems of the countries where such foreign branches are located, such deposits are not protected by the Korea Deposit Insurance Corporation under the Depositor Protection Act.

The insured status of deposits in our foreign branches, the amount of which we do not consider to be material as of the date of this annual report, are determined based on the individual insurance limits enacted within local regulations, and are thus subject to differing national deposit insurance regimes.

Our total uninsured deposits, including uninsured deposits at our foreign branches, amounted to ￦313,969 billion, ￦343,002 billion and ￦299,356 billion as of December 31, 2020, 2021 and 2022, respectively.

Uninsured Time Deposits

The following table presents the remaining maturities of our uninsured time deposits, including uninsured time deposits at our foreign subsidiaries, as of December 31, 2022:

	As of December 31, 2022
	(in billions of Won)
Maturing within three months	￦	111,721
After three but within six months		33,696
After six but within 12 months		79,050
After 12 months		9,625

Total	￦	234,092

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act, last amended on January 1, 2023, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

The Financial Holding Company Act requires every financial holding company (other than a financial holding company that is controlled by another financial holding company) and its subsidiaries to obtain prior approval from the Financial Services Commission before acquiring control of another company or to file a report with the Financial Services Commission within 30 days thereafter in certain cases (including acquiring control of another financial company whose assets are less than ￦100 billion as of the end of the immediately preceding fiscal year). In addition, the Financial Services Commission must grant permission to liquidate or to merge with any other company before the liquidation or merger. A financial holding company must report to the Financial Services Commission when certain events, including the following, occur:

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

Pursuant to regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from

December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% in 2022 and 2023, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and may be fully or partially enforced in 2023. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2022 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2022. In July 2022, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2023, which would again subject us to an additional capital requirement of 1.0% in 2023. All such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets set forth above.

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

•

maintain a maturity mismatch ratio for foreign currency assets and liabilities due within seven days (defined as foreign currency assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign currency assets) of 0% or more on a non-consolidated basis (except that such requirement is not applicable to a financial holding company whose foreign currency liabilities constitute less than 1% of its total assets);

•

maintain a maturity mismatch ratio for foreign currency liabilities and assets due within a month (defined as foreign currency liabilities due within a month less foreign currency assets due within a month, divided by total foreign currency assets) of 10% or less on a non-consolidated basis (except that such requirement is not applicable to a financial holding company whose foreign currency liabilities constitute less than 1% of its total assets); and

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

Disclosure of Management Performance

For the purpose of protecting the depositors and investors in the direct or indirect subsidiaries of financial holding companies, the Financial Services Commission requires financial holding companies to disclose certain material matters including:

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

Restrictions on Shareholdings by Direct and Indirect Subsidiaries

Generally, a direct subsidiary of a financial holding company may not control any other company other than, as an indirect subsidiary of the financial holding company:

•	financial institutions established in foreign jurisdictions that are relevant to the business of the direct subsidiary;

•	certain financial institutions that are relevant to the business of the direct subsidiary, which are engaged in any business that the direct subsidiary may conduct without any licenses or permits;

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

•	certain financial institutions whose business is related to the financial business as prescribed by the Ordinance of the Prime Minister; and

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

Sharing of Customer Information among Financial Holding Company and its Subsidiaries

Under the Act on Use and Protection of Credit Information, any individual customer’s credit information may be disclosed only after obtaining consent in writing or otherwise to use that information. In addition, under the Act on Real Name Financial Transactions and Confidentiality, an individual working at a financial institution may not provide or reveal information or data concerning the contents of financial transactions to other persons unless such individual receives a request or consent in writing from the holder of a title deed, except under certain exceptions stipulated in the Act. Under the Financial Holding Company Act, a financial holding company and its direct and indirect subsidiaries, however, may share certain credit information of individual customers among themselves for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act (such as credit risk management, internal control and customer analysis), without the customers’ written consent, subject to the methods and procedures for provision of such information set forth therein. A subsidiary financial investment company with a dealing and/or brokerage license of a financial holding company may provide that financial holding company and its other direct and indirect subsidiaries information relating to the aggregate amount of cash or securities that a customer of the financial investment company with a dealing and/or brokerage license has deposited, for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act, subject to the methods and procedures for provision of such information set forth therein. Certain amendments to the Financial Holding Company Act, which became effective on November 29, 2014, limit the scope of credit information that may be shared without the customers’ prior consent and require certain procedures for provision of customer information as prescribed by the Financial Services Commission. Beginning on November 29, 2014, notice must be given to customers at least once a year regarding (i) the provider of customer information, (ii) the recipient of customer information, (iii) the purpose of providing the information and (iv) the categories of the information provided.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches are required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% in 2022 and 2023, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and may be fully or partially enforced in 2023. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2022 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2022. In July 2022, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2023, which would again subject us to an additional capital requirement of 1.0% in 2023. All such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets set forth above.

Under the Detailed Regulation on the Supervision of the Banking Business, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans:

(1)

for those banks which adopted a standardized approach for calculating credit risk capital requirements, a risk-weight ratio between 20% and 150% for home equity loans, depending on the loan-to-value ratio and risk profile of the loan; and

(2)

for those banks which adopted an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined under the Detailed Regulation on the Supervision of the Banking Business.

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

•

maintain a liquidity coverage ratio (defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period) of not less than 100%, which was temporarily reduced to 92.5% until June 2023 in response to the COVID-19 pandemic;

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

The Bank Act also provides for certain restrictions on extending credits to a major shareholder. A “major shareholder” is defined as:

•

a shareholder holding (together with persons who have a special relationship with that shareholder) in excess of 10% (or 15% in the case of regional banks) in the aggregate of the bank’s total issued and outstanding voting shares; or

•

a shareholder holding (together with persons who have a special relationship with such shareholder) in excess of 4% in the aggregate of the bank’s (excluding regional banks) total issued and outstanding voting shares of a bank (excluding shares subject to the shareholding restrictions on “non-financial business group companies” as described below), where such shareholder is the largest shareholder or has actual control over the major business affairs of the bank through, for example, appointment and dismissal of the officers as prescribed by the Enforcement Decree of the Bank Act. Non-financial business group companies primarily consist of: (i) any single shareholding group whose non-financial company assets comprise no less than 25% of its aggregate net assets; (ii) any single shareholding group whose non-financial company assets comprise no less than ￦2 trillion in aggregate; or (iii) any investment company under the Financial Investment Services and Capital Markets Act of which any single shareholding group identified in (i) or (ii) above, owns more than 4% of the total issued and outstanding shares.

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

Regulations Relating to Retail Household Loans

The Financial Services Commission has implemented a number of changes in recent years to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•

as to any new loans secured by housing (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 70%;

•

as to any new loans secured by housing (including apartments) located in “excessive investment,” “high speculation” or “adjustment target” areas, in each case as designated by the government, the loan-to-value ratio should not exceed 50%, except that such maximum loan-to-value ratio shall be 70% for low-income households that (i) have a combined annual income of no more than ￦90 million, (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at no more than ￦900 million (or ￦800 million in the case of adjustment target areas as designated by the Minister of Land, Infrastructure and Transport);

•

as to any new loans secured by housing (including apartments) located nationwide to be extended to a household that already owns one or more houses, the maximum loan-to-value ratio must be adjusted to 10% lower than the applicable loan-to-value ratio described above;

•

as to any new loans secured by housing (including apartments) located in excessive investment, high speculation or adjustment target areas, in each case as designated by the government, extended to a household that already owns one or more houses, the maximum loan-to-value ratio shall be 30%;

•

as to any new loans secured by housing (including apartments) located in excessive investment, high speculation or adjustment target areas, in each case as designated by the government, the borrower’s debt-to-income ratio (calculated as (1) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and existing mortgage and home equity loans and (y) the interest on other borrowings of the borrower over (2) the borrower’s annual income) should not exceed 40%, except that such maximum debt-to-income ratio is 60% for (i) low-income households that (x) have an annual income of less than ￦90 million, (y) do not currently own any housing, (z) are using the loan to purchase low-price housing valued at ￦900 million or less (￦800 million or less in the case of adjustment target areas) and (ii) first-time homebuyers; and

•

as to any new loans extended to a household that already has a total loan amount exceeding ￦100 million (including the loan application amount, or in the case of a revolving loan, based on the revolving amount) or has already obtained a loan secured by high priced housing (including apartments) located in excessive investment, high speculation or adjustment target areas, in each case as designated by the government, where the price exceeds ￦600 million, the borrower’s debt-service-ratio (calculated as (1) the aggregate annual total payment amount of the principal of and interest on financial liabilities, including the loans secured by such high-priced housing, divided by (2) the borrower’s annual income) should not exceed 40% unless otherwise specified by the applicable regulations.

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

On January 1, 2023, the Financial Supervisory Service introduced K-ICS, a new regulatory solvency regime for insurance companies based on the International Capital Standard developed by the International Association of Insurance Supervisors, which is similar in substance to the Solvency II Directive of the European Union. The Solvency II Directive, which has been in effect in the European Union since January 1, 2016, is a comprehensive program of regulatory requirements for insurance companies, covering authorization, corporate governance, supervisory reporting, public disclosure and risk assessment and management, as well as solvency. Under K-ICS, insurance contract liabilities are expected to be measured based on market value, rather than book value, at the time of the computation of available capital. K-ICS has also introduced new risk subcategories, including those related to termination, business expenses, longevity, catastrophes and asset concentration, to be considered at the time of the computation of required capital. It is expected that these changes, among others, would require a number of insurance companies in Korea with a large portfolio of high guaranteed rate of return products to obtain additional capital to meet their capital adequacy requirements. However, the Financial Supervisory Service has allowed for a gradual deduction from available capital and a gradual recognition of risks in relation to required capital, for up to ten years. In order to ease the burden on insurance companies, corrective measures will be withheld for up to five years even if the solvency ratio under K-ICS is less than 100%, if the risk-based capital adequacy ratio exceeds 100%.

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

Financial institutions that engage in business activities constituting a Financial Investment Business are required to take certain steps, such as renewal of their license or registration, in order to continue engaging in such business activities. Financial institutions that are not licensed Financial Investment Companies are not permitted to engage in any Financial Investment Business.

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

We have also developed the “KB Green Wave 2030” program to fulfill our responsibility as a leading financial group and to become a more trusted company to our stakeholders. Under this program, we plan to increase the total value of our ESG-related products, investments and loans to ￦50 trillion by 2030. In addition, we have established a group-wide carbon neutrality program called “KB Net Zero S.T.A.R.” to effectively respond to the problems posed by climate change. Pursuant to the program, we intend to reduce the level of our own carbon emissions by 42% by 2030 to achieve carbon neutrality by 2040 and to reduce the level of carbon emissions of our asset portfolio companies by 33% by 2030 to achieve carbon neutrality by 2050. Moreover, we have established the “KB Diversity 2027” program, which is our mid- to long-term plan aimed at achieving our diversity goals and cultivating a more inclusive culture. The program includes specific goals to promote diversity, such as increasing the hiring levels of people from diverse backgrounds, including people with disabilities, veterans, people from multicultural families and basic livelihood security recipients, to 15%, as well as increasing the ratio of female leaders to 20% and female core professionals to 30%, by 2027.

Since 2011, we have published a group-wide sustainability report on our website on an annual basis.

Item 4.C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of March 31, 2023:

Business Network

KB Financial Group

KB Financial Group Inc.
(As of Mar. 31, 2023)

- **KB Kookmin Bank 100%**
  - Kookmin Bank Cambodia Plc. 100%
  - Kookmin Bank (China) Limited 100%
  - KB Microfinance Myanmar Co., Ltd 100%
  - KB BANK MYANMAR LTD 100%
  - PRASAC Microfinance Institution Limited 100%
  - PT Bank KB Bukopin,Tbk. 67.00%
    - PT Bukopin Finance 97.03%
    - PT Bank Syariah Bukopin 92.78%
- **KB Securities 100%**
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
  - KB Material and Parts No.1 PEF 14.47%
  - KB FINA JOINT STOCK COMPANY 77.82%
  - PT KB Valbury Sekuritas 65.00%
    - PT KB Valbury Capital Management 79.00%
- **KB Insurance 100%**
  - KB Claims Survey & Adjusting Co., Ltd. 100%
  - KB Sonbo Customer & Service 100%
  - Leading Insurance Services, Inc 100%
  - KBFG Insurance (China) Co., Ltd 100%
  - PT. KB Insurance Indonesia 70.00%
  - KB Golden Life Care Co., Ltd. 100%
  - KB Healthcare Co., Ltd. 100%
- **KB Kookmin Card 100%**
  - KB Daehan Specialized Bank Plc. 97.50%
  - PT KB Finansia Multi Finance 80.00%
  - KB J Capital Co., Ltd 50.99%
  - i-Finance Leasing Plc. 99.99%
    *KB Kookmin Card:99.99%, KB Daehan Specialized Bank Plc.:0.01%
- **KB Life Insurance 100%**
  - KB Life Partners 100%
- **KB Asset Management 100%**
  - KB Asset Management Singapore Pte. Ltd. 100%
    - Mangrove Master Fund 100%
    - Mangrove Feeder Fund 100%
  - KBAM Shanghai Advisory Services Co., Ltd. 100%
  - KB Co-Investment 1st Private Equity Fund 0.93%
  - KB Mezzanine Capital 4th Private Equity Fund -
- **KB Capital 100%**
  - KB KOLAO LEASING Co., Ltd 51.00%
    * KB Capital:51.00%, KB Kookmin Card:29.00%
  - PT. Sunindo Kookmin Best Finance 85.00%
- **KB Real Estate Trust 100%**
- **KB Savings Bank 100%**
- **KB Investment 100%**
  - KoFC Value-up PEF 10.77%
  - FineKB Private Equity Fund No.1 25.00%
  - KB Bio Global Expansion Private Equity Fund No.1 26.32%
  - KB-Badgers Future Mobility ESG Fund I 13.64%
- **KB Data Systems 100%**
  - PT KB Data Systems Indonesia 95.10%
    * KB Data Systems:95.10%, KB KookminBank:4.90%
- **KB Credit Information 100%**

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 73.8% of our total assets as of December 31, 2022. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2022, including their consolidated total assets, operating revenue, profit (loss) and total equity:

Subsidiaries	Total Assets		Operating Revenue		Profit (Loss)		Total Equity
	(in millions of Won)
Kookmin Bank	￦	517,769,512	￦	49,436,046	￦	2,996,015	￦	33,723,259
KB Securities Co., Ltd.		53,824,246		14,264,399		187,784		5,877,313
KB Insurance Co., Ltd.		42,736,747		14,959,264		557,680		3,339,580
KB Kookmin Card Co., Ltd.		29,721,017		3,694,352		378,592		4,722,802
KB Life Insurance Co., Ltd. (prior to the merger).		10,136,909		2,907,001		(64,045)		86,617
Prudential Life Insurance Company of Korea, Ltd. (prior to the merger)		24,710,078		2,255,418		250,308		1,662,477
KB Asset Management Co., Ltd.		369,488		233,293		59,345		266,518
KB Capital Co., Ltd.		16,053,026		1,906,694		217,139		2,106,226
KB Savings Bank Co., Ltd.		3,138,543		191,337		21,814		283,994
KB Real Estate Trust Co., Ltd.		518,980		152,686		67,723		405,536
KB Investment Co., Ltd.		1,378,550		161,210		4,807		270,286
KB Credit Information Co., Ltd.		42,219		36,469		484		17,296
KB Data Systems Co., Ltd.		63,645		233,320		3,162		23,075

Further information regarding our subsidiaries is provided below:

•

Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2022, Kookmin Bank was one of the largest commercial banks in Korea based upon total assets (including loans) and deposits. As of December 31, 2022, Kookmin Bank had approximately 32.9 million customers, with 856 branches nationwide.

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

•

KB Life Insurance Co., Ltd. (prior to the merger) was established in Korea in April 2004 to provide life insurance and wealth management products primarily through our branch network. It merged with and into Prudential Life Insurance in January 2023 to form KB Life Insurance Co., Ltd.

•

Prudential Life Insurance Company of Korea, Ltd. (prior to the merger), formerly a subsidiary of Prudential Financial, Inc., a U.S.-based provider of insurance, investment management and other financial products and services, was established in Korea in 1989. In August 2020, we acquired all of the outstanding shares of Prudential Life Insurance from Prudential Financial, Inc. for ￦2.3 trillion, as a result of which Prudential Life Insurance became a wholly-owned subsidiary. In January 2023, the Former KB Life Insurance merged with and into Prudential Life Insurance to form KB Life Insurance Co., Ltd.

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

As of December 31, 2022, we had a countrywide network of 856 banking branches and sub-branches, as well as ten branches and sub-branches and seven representative offices for our other operations including our credit card, securities brokerage, insurance and consumer finance businesses. Approximately one-fifth of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. See “Item 4.B. Business Overview—Capital Markets Activities and International Banking/Finance—International Banking/Finance” for a list of our overseas subsidiaries, branches and representative and liaison offices in operation as of December 31, 2022. Kookmin Bank, Gurgaon Representative Office in India converted to Kookmin Bank, Gurugram Branch in February 2019 and Kookmin Bank, Hanoi Representative Office was liquidated in September 2020. In December 2020, we established KB Bank Myanmar Ltd., a subsidiary, in Myanmar, and in January 2022, we established Kookmin Bank, Singapore Branch in Singapore. Kookmin Bank, Yangon Representative Office was liquidated in February 2023. Lease terms are generally from two to three years and seldom exceed five years. We do not own any material properties outside of Korea.

The net carrying amount of all the properties owned by us at December 31, 2022 was ￦3,998 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. Although the Korean government has begun to reverse some of these measures by introducing a number of policy measures that seek to sustain housing prices and activity levels in the Korean real estate market over the course of 2022, the impact of such policy measures is not yet clear. A decrease in housing prices, together with the high level of consumer debt and deteriorating domestic and global economic conditions, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our portfolio of retail loans. Our portfolio of retail loans decreased from ￦191,641 billion as of December 31, 2021 to ￦186,939 billion as of December 31, 2022. In 2022, we recorded charge-offs of ￦336 billion and provision for credit losses of ￦551 billion in respect of our retail loan portfolio, compared to charge-offs of ￦411 billion and provision for credit losses of ￦461 billion in 2021 and charge-offs of ￦461 billion and provision for credit losses of ￦421 billion in 2020. See “Item 3.D. Risk Factors—Risks relating to our retail credit portfolio.”

Our loans to small- and medium-sized enterprises increased from ￦138,627 billion as of December 31, 2021 to ￦149,068 billion as of December 31, 2022. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally (such as the COVID-19 pandemic), may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2022, we recorded charge-offs of ￦7 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of ￦8 billion in 2021 and ￦14 billion in 2020. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy in 2023 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

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

•	interest rate fluctuations as well as perceived or actual changes in policy rates by, or other monetary and fiscal policies set forth by, the U.S. Federal Reserve and other central banks;

•	a rise in inflation rates and volatility in stock markets and exchange rates worldwide;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•	escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East;

•	the slowdown of economic growth in China and other major emerging market economies;

•	increased uncertainties in the global financial markets and industry, including difficulties faced by several banks in the United States and Europe; and

•	political and social instability in various countries in the Middle East, including Iran, Syria, Iraq and Yemen.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations. For example, in recent years, the COVID-19 pandemic has led to significant global economic and financial disruptions, including an adverse impact on international trade and business activities, sharp declines and significant volatility in the financial markets as well as decreases in interest rates worldwide. See “Item 3.D. Risk Factors— Other risks relating to our business— The COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.”

In addition, the interest rates on our interest-earning assets and interest-bearing liabilities, and therefore our net interest income, are affected by The Bank of Korea’s policy rates. The Bank of Korea lowered its policy rate to 1.5% from 1.75% in July 2019 and to 1.25% in October 2019 to address the sluggishness of the global and domestic economy. In March 2020, The Bank of Korea further lowered its policy rate to 0.75%, which was further lowered to 0.5% in May 2020, in response to deteriorating economic conditions resulting from the COVID-19 pandemic. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, The Bank of Korea gradually raised its policy rate to pre-pandemic levels of 1.25% from August 2021 through January 2022. More recently, in response to rising levels of household debt and inflation in Korea as well as globally, The Bank of Korea raised its policy rate further to 1.50% in

April 2022, 1.75% in May 2022, 2.25% in July 2022, 2.50% in August 2022, 3.00% in October 2022, 3.25% in November 2022 and 3.50% in January 2023.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years and has been subject to significant volatility as a result of the COVID-19 pandemic, the invasion of Ukraine by Russia and the ensuing sanctions against Russia and, more recently, the widening difference in policy rates between the United States and Korea, among others. A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated borrowings, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic, social and political conditions, there has been downward pressure on securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

As a result of the volatile conditions on the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, high inflation rates, difficulties faced by several banks in the United States and Europe, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, changes in fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2023 and for the foreseeable future remains highly uncertain.

Acquisitions

In recent years, we have engaged in a number of acquisitions, which have affected, and may continue to affect, our results of operations and their comparability from period to period.

In August 2020, we acquired all of the outstanding shares of Prudential Life Insurance, which we then subsequently merged with the Former KB Life Insurance in January 2023 to form KB Life Insurance.

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

	June 29, 2018		Dec. 31, 2018		June 28, 2019		Dec. 31, 2019		June 30, 2020		Dec. 31, 2020		June 30, 2021		Dec. 31, 2021		June 30, 2022		Dec. 31, 2022
KOSPI		2,326.13		2,041.04 (4)		2,130.62		2,197.67 (5)		2,108.33		2,873.47 (6)		3,296.68		2,977.65 (7)		2,332.64		2,236.40 (8)
~~W~~/US$ exchange rates(1)	￦	1,111.8	￦	1,112.9	￦	1,156.8	￦	1,157.8	￦	1,200.7	￦	1,088.0	￦	1,130.4	￦	1,188.6	￦	1,299.0	￦	1,260.2
Corporate bond rates(2)		2.93%		2.58%		1.98%		1.99%		1.78%		1.70%		1.99%		2.54%		4.50%		5.47%
Treasury bond rates(3)		2.12%		1.82%		1.47%		1.36%		0.85%		0.97%		1.45%		1.80%		3.55%		3.73%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Economy and Finance of Korea.
(4)	As of December 28, 2018, the last day of trading for the KRX KOSPI Market in 2018.
(5)	As of December 30, 2019, the last day of trading for the KRX KOSPI Market in 2019.
(6)	As of December 30, 2020, the last day of trading for the KRX KOSPI Market in 2020.
(7)	As of December 30, 2021, the last day of trading for the KRX KOSPI Market in 2021.
(8)	As of December 29, 2022, the last day of trading for the KRX KOSPI Market in 2022.

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Percentage Change
	2020		2021		2022		2021/2020	2022/2021
	(in billions of Won, except percentages)						(%)
Interest income
Due from financial institutions measured at amortized cost(1)	￦	92	￦	66	￦	158	(28.3)	139.4
Financial instruments at fair value through profit or loss(2)		659		590		876	(10.5)	48.5
Loans(3)		12,380		12,999		17,543	5.0	35.0
Financial investments (debt securities)(4)		1,355		1,557		2,211	14.9	42.0

Total interest income		14,486		15,211		20,789	5.0	36.7

Interest expense
Deposits		2,917		2,218		4,536	(24.0)	104.5
Borrowings(5)		661		593		1,498	(10.3)	152.6
Debentures		1,186		1,170		1,641	(1.3)	40.3

Total interest expense		4,764		3,981		7,676	(16.4)	92.8

Net interest income	￦	9,722	￦	11,230	￦	13,113	15.5	16.8

Net interest margin(6)		1.99%		2.07%		2.23%

(1)	Consists of cash and interest-earning deposits in other banks.
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

(4)

Consists of securities measured at fair value through other comprehensive income and at amortized cost and loans at fair value through other comprehensive income. For information on interest income arising from such financial instruments, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

(5)

Consists of borrowings and others. For information on interest expense arising from such borrowings, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

(6)	The ratio of net interest income to average interest-earning assets. See “Item 8.A. Consolidated Statements and Other Financial Information—Profitability ratios and other data.”

Comparison of 2022 to 2021

Interest income. Interest income increased 36.7% from ￦15,211 billion in 2021 to ￦20,789 billion in 2022, primarily as a result of a 35.0% increase in interest on loans, the effect of which was enhanced by a 42.0% increase in interest on financial investments and a 48.5% increase in interest on financial instruments at fair value through profit or loss. The average yields on our interest-earning assets increased by 72 basis points from 2.81% in 2021 to 3.53% in 2022, which reflected the higher overall level of interest rates prevailing in Korea in 2022 compared to 2021, as discussed above in “—Overview—Trends in the Korean Economy.” The effect of such increase was enhanced by an 8.8% increase in the average volume of our interest-earning assets from ￦541,287 billion in 2021 to ￦588,860 billion in 2022, principally due to growth in our loan portfolio and, to a lesser extent, our financial investments portfolio.

The 35.0% increase in interest on loans from ￦12,999 billion in 2021 to ￦17,543 billion in 2022 was primarily the result of:

•

a 75 basis point increase in the average yields on corporate loans from 2.67% in 2021 to 3.42% in 2022, which was enhanced by a 16.8% increase in the average volume of such loans from ￦168,868 billion in 2021 to ￦197,172 billion in 2022;

•

a 43.1% increase in the average volume of foreign-currency loans from ￦22,580 billion in 2021 to ￦32,309 billion in 2022, which was enhanced by a 109 basis point increase in the average yields on such loans from 5.15% in 2021 to 6.24% in 2022;

•

a 101 basis point increase in the average yields on other consumer loans from 4.08% in 2021 to 5.09% in 2022, which was partially offset by a 2.5% decrease in the average volume of such loans from ￦71,587 billion in 2021 to ￦69,789 billion in 2022; and

•

a 49 basis point increase in the average yields on mortgage loans from 2.52% in 2021 to 3.01% in 2022, which was enhanced by a 3.4% increase in the average volume of such loans from ￦88,769 billion in 2021 to ￦91,781 billion in 2022.

The average yields on corporate, foreign-currency, other consumer and mortgage loans increased mainly due to the increase in the general level of interest rates in Korea and globally in 2022 compared to 2021. The increases in the average volumes of corporate, foreign-currency and mortgage loans were attributable primarily to an increase in demand for such loans in light of the increasing uncertainty in the Korean and global financial markets in 2022 compared to 2021. The decrease in the average volume of other consumer loans was primarily due to an increase in interest rates applicable to these loans, which led to a decrease in demand for such loans. Overall, the average yields on our loans increased by 72 basis points from 3.26% in 2021 to 3.98% in 2022, while the average volume of our loans increased 10.4% from ￦399,060 billion in 2021 to ￦440,412 billion in 2022.

Our financial investments portfolio consists of securities and loans measured at fair value through other comprehensive income and securities measured at amortized cost, including debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by Korean banks and other financial institutions. The 42.0% increase in interest on financial investments from ￦1,557 billion in 2021 to ￦2,211 billion in 2022 was the result of a 49 basis point increase in the average yields on financial investments from 1.60% in 2021 to 2.09% in 2022, which was enhanced by an 8.9% increase in the average volume of financial investments from ￦97,296 billion in 2021 to ￦105,980 billion in 2022. The increase in the average yields on financial investments mainly reflected the increase in the general level of interest rates in Korea and globally in 2022 compared to 2021. The increase in average volume of financial investments was primarily due to an increase in our purchases of government and public bonds as well as corporate bonds.

The 48.5% increase in interest on financial instruments at fair value through profit or loss from ￦590 billion in 2021 to ￦876 billion in 2022 was primarily due to a 134 basis point increase in the average yields on such financial instruments from 1.86% in 2021 to 3.20% in 2022, which was partially offset by a 13.6% decrease in the average volume of such financial instruments from ￦31,670 billion in 2021 to ￦27,371 billion in 2022. The increase in average yields on such financial instruments mainly reflected the increase in the general level of interest rates in Korea and globally in 2022 compared to 2021. The decrease in the average volume of such financial instruments mainly reflected a decrease in our purchases of government and public bonds as well as corporate bonds.

Interest expense. Interest expense increased 92.8% from ￦3,981 billion in 2021 to ￦7,676 billion in 2022 due to a 104.5% increase in interest expense on deposits and, to lesser extents, a 152.6% increase in interest expense on borrowings and a 40.3% increase in interest expense on debentures. The average cost of interest-bearing liabilities increased by 64 basis points from 0.84% in 2021 to 1.48% in 2022, which was driven mainly by the increase in the general level of interest rates in Korea and globally in 2022 compared to 2021. The effect of this increase was enhanced by a 10.2% increase in the average volume of our interest-bearing liabilities from

￦472,015 billion in 2021 to ￦519,930 billion in 2022, which reflected increases in the average volumes of deposits and, to lesser extents, borrowings and debentures.

The 104.5% increase in interest expense on deposits from ￦2,218 billion in 2021 to ￦4,536 billion in 2022 was primarily due to a 91 basis point increase in the average cost of time deposits from 1.20% in 2021 to 2.11% in 2022, which was enhanced by an 18.4% increase in the average volume of such deposits from ￦158,795 billion in 2021 to ￦187,934 billion in 2022. The increase in the average cost of such deposits was principally due to the increase in the general level of interest rates in Korea and globally in 2022 compared to 2021. The increase in the average volume of such deposits mainly reflected customers’ increasing demand for such products in light of the higher general level of interest rates in Korea and the increase in the volatility of the financial markets in 2022 compared to 2021. Overall, the average cost of our deposits increased by 56 basis points from 0.65% in 2021 to 1.21% in 2022, while the average volume of our deposits increased 9.5% from ￦343,349 billion in 2021 to ￦375,913 billion in 2022.

The 152.6% increase in interest expense on borrowings from ￦593 billion in 2021 to ￦1,498 billion in 2022 was principally attributable to a 109 basis point increase in the average cost of borrowings from 0.94% in 2021 to 2.03% in 2022, which was enhanced by a 17.5% increase in the average volume of borrowings from ￦62,907 billion in 2021 to ￦73,885 billion in 2022. The increase in the average cost of borrowings mainly reflected the increase in the general level of interest rates in Korea and globally in 2022 compared to 2021, while the increase in the average volume of borrowings was primarily due to our increased use of borrowings to meet our funding needs.

The 40.3% increase in interest expense on debentures from ￦1,170 billion in 2021 to ￦1,641 billion in 2022 was primarily due to a 56 basis point increase in the average cost of debentures from 1.78% in 2021 to 2.34% in 2022, which was enhanced by a 6.7% increase in the average volume of debentures from ￦65,759 billion in 2021 to ￦70,132 billion in 2022. The increase in the average cost of debentures mainly reflected the increase in the general level of interest rates in Korea and globally in 2022 compared to 2021, while the increase in the average volume of debentures was principally due to our increased use of debentures to meet our funding needs.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin increased from 2.07% in 2021 to 2.23% in 2022, as a 16.8% increase in our net interest income from ￦11,230 billion in 2021 to ￦13,113 billion in 2022 outpaced an 8.8% increase in the average volume of our interest-earnings assets from ￦541,287 billion in 2021 to ￦588,860 billion in 2022. The amount of increase in interest income outpaced the amount of increase in interest expense, resulting in an increase in net interest income. The growth in average interest-earning assets was more than offset by a 10.2% increase in average interest-bearing liabilities from ￦472,015 billion in 2021 to ￦519,930 billion in 2022. Our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, increased from 1.97% in 2021 to 2.05% in 2022. The increase in our net interest spread reflected a larger increase in the average yield on interest-earning assets compared to the increase in the average cost of interest-bearing liabilities between the two periods, primarily as interest rates on interest-earning assets adjusted earlier than those on interest-bearing liabilities in the context of a higher interest rate environment in 2022 compared to 2021.

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

Net interest margin. Our overall net interest margin increased from 1.99% in 2020 to 2.07% in 2021, as a 15.5% increase in our net interest income from ￦9,722 billion in 2020 to ￦11,230 billion in 2021 outpaced a 10.7% increase in the average volume of our interest-earnings assets from ￦489,043 billion in 2020 to ￦541,287 billion in 2021. The increase in interest income was enhanced by a decrease in interest expense, resulting in an increase in net interest income. The growth in average interest-earning assets was largely offset by a 9.3% increase in average interest-bearing liabilities from ￦431,765 billion in 2020 to ￦472,015 billion in 2021. Our net interest spread increased from 1.86% in 2020 to 1.97% in 2021. The increase in our net interest spread reflected a larger decrease in the average cost of interest-bearing liabilities compared to the decrease in the average yield on interest-earning assets between the two periods, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities as interest rates began to rise again in the second half of 2021.

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

Comparison of 2022 to 2021

Our provision for credit losses increased 54.9% from ￦1,185 billion in 2021 to ￦1,836 billion in 2022, primarily due to an increase in provision for credit losses of loans.

Our provision for credit losses of loans increased 62.1% from ￦1,089 billion in 2021 to ￦1,765 billion in 2022, mainly due to increases in provision for credit losses in respect of our corporate loans and our retail loans. Such increases mainly reflected our provisioning policy pursuant to which we preemptively accounted for a potential increase in credit losses that could result from a deterioration in the overall asset quality of our loan portfolios, due to an increasing likelihood of default by borrowers in light of the rising interest rate levels and a general slowdown in the economy in Korea, and to a lesser extent, increases in the volumes of such loans. Such increases were offset in part by a decrease in provision for credit losses in respect of our credit card receivables, which resulted from an improvement in the overall asset quality of such receivables. Our loan write-offs increased 38.8% from ￦1,092 billion in 2021 to ￦1,516 billion in 2022, due to increases in write-offs of corporate loans and, to lesser extents, credit card receivables and retail loans.

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

Corporate Loans. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2020	2021	2022
	(%)
Impaired corporate loans as a percentage of total corporate loans	1.2	1.1	0.9
Allowances for credit losses for corporate loans as a percentage of total corporate loans	0.9	0.9	0.9
Allowances for credit losses for corporate loans as a percentage of impaired corporate loans	76.4	87.3	98.5
Net charge-offs of corporate loans as a percentage of total corporate loans	0.1	0.1	0.2

During 2022, impaired corporate loans as a percentage of total corporate loans decreased due to a decrease in our impaired corporate loans, which mainly reflected an improvement in the overall credit quality of our corporate loans, as well as an increase in our total corporate loans. Allowances for credit losses for corporate loans as a percentage of total corporate loans remained stable, as our allowances for credit losses for corporate loans and our total corporate loans increased. Allowances for credit losses for corporate loans as a percentage of impaired corporate loans increased due to an increase in allowances for credit losses for corporate loans and the decrease in impaired corporate loans.

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

Retail Loans. The following table shows, for the periods indicated, certain information regarding our impaired retail loans:

	As of December 31,
	2020	2021	2022
	(%)
Impaired retail loans as a percentage of total retail loans	0.4	0.4	0.5
Allowances for credit losses for retail loans as a percentage of total retail loans	0.5	0.5	0.7
Allowances for credit losses for retail loans as a percentage of impaired retail loans	124.4	125.9	142.2
Net charge-offs of retail loans as a percentage of total retail loans	0.2	0.1	0.2

During 2022, impaired retail loans as a percentage of total retail loans increased due to an increase in our impaired retail loans, which mainly reflected a deterioration in the overall asset quality of our retail loan portfolio, as well as a decrease in the amount of our total retail loans. Allowances for credit losses for retail loans as a percentage of total retail loans increased, as our allowances for credit losses for retail loans increased while our total retail loans decreased. Allowances for credit losses for retail loans as a percentage of impaired retail loans also increased during 2022, reflecting a rate of increase in allowances for credit losses for retail loans that outpaced the rate of increase in the amount of impaired retail loans.

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

Credit Card Balances. The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2020	2021	2022
	(%)
Impaired credit card balances as a percentage of total credit card balances	2.7	2.5	2.6
Allowances for credit losses for credit card balances as a percentage of total credit card balances	3.7	3.8	3.7
Allowances for credit losses for credit card balances as a percentage of impaired credit card balances	138.5	150.2	140.8
Net charge-offs as a percentage of total credit card balances	2.0	1.5	1.5

During 2022, impaired credit card balances as a percentage of total credit card balances increased as the rate of increase in the amount of our impaired credit card balances outpaced the rate of increase in the amount of our total credit card balances. Allowances for credit losses for credit card balances as a percentage of both total credit card balances and impaired credit card balances decreased during 2022, as the rate of increase in the amount of our allowances for credit losses for credit card balances was outpaced by the rates of increases of both our total credit card balances and our impaired credit card balances.

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

Net Fee and Commission Income

The following table shows, for the periods indicated, the components of our net fee and commission income:

	Year Ended December 31,						Percentage Change
	2020		2021		2022		2021/2020	2022/2021
	(in billions of Won)						(%)
Fee and commission income	￦	4,527	￦	5,324	￦	5,122	17.6	(3.8)
Fee and commission expense		(1,568)		(1,698)		(1,800)	8.3	6.0

Net fee and commission income	￦	2,959	￦	3,626	￦	3,322	22.5	(8.4)

Comparison of 2022 to 2021

Our net fee and commission income decreased 8.4% from ￦3,626 billion in 2021 to ￦3,322 billion in 2022, due to a 3.8% decrease in fee and commission income from ￦5,324 billion in 2021 to ￦5,122 billion in 2022, which was enhanced by a 6.0% increase in fee and commission expense from ￦1,698 billion in 2021 to ￦1,800 billion in 2022.

The 3.8% decrease in fee and commission income was primarily due to a 28.7% decrease in commissions received on securities business from ￦881 billion in 2021 to ￦628 billion in 2022 and a 17.6% decrease in trust and other fiduciary fees received from ￦409 billion in 2021 to ￦337 billion in 2022, the effects of which were offset in part by an 11.9% increase in lease fees received from ￦898 billion in 2021 to ￦1,005 billion in 2022. The decrease in commissions received on securities business was mainly due to a decrease in the volume of commission-generating securities instruments sold by KB Securities and the decrease in trust and other fiduciary fees received was primarily due to a decrease in our sales of money trust products, while the increase in lease fees was primarily attributable to an increase in automobile lease fees received by KB Capital.

The 6.0% increase in fee and commission expense was principally attributable to a 12.1% increase in other fees paid from ￦506 billion in 2021 to ￦567 billion in 2022 and a 21.9% increase in outsourcing related fees paid from ￦210 billion in 2021 to ￦256 billion in 2022. The increase in other fees paid was primarily due to increases in miscellaneous other fees paid in Korean Won and securitization fees paid, while the increase in outsourcing related fees paid was primarily due to increases in miscellaneous other outsourcing related fees paid and consulting fees paid.

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

Net Insurance Income

The following table shows, for the periods indicated, the components of our net insurance income:

	Year Ended December 31,						Percentage Change
	2020		2021		2022		2021/2020	2022/2021
	(in billions of Won)						(%)
Insurance income	￦	14,387	￦	16,108	￦	17,137	12.0	6.4
Insurance expense		(14,087)		(15,551)		(16,440)	10.4	5.7

Net insurance income	￦	300	￦	557	￦	697	85.7	25.1

Comparison of 2022 to 2021

Our net insurance income increased 25.1% from ￦557 billion in 2021 to ￦697 billion in 2022, due to a 6.4% increase in insurance income from ￦16,108 billion in 2021 to ￦17,137 billion in 2022, which was in large part offset by a 5.7% increase in insurance expense from ￦15,551 billion in 2021 to ￦16,440 billion in 2022.

The increase in insurance income was mainly due to a 7.4% increase in premium income from ￦14,684 billion in 2021 to ￦15,766 billion in 2022, which was offset in part by a decrease in income from changes in reinsurance assets from ￦135 billion in 2021 to nil in 2022. The increase in premium income was principally due to an increase in the number of new insurance products sold by the Former KB Life Insurance, Prudential Life Insurance and KB Insurance. The decrease in income from changes in reinsurance assets was mainly due to a decrease in the volume of reinsurance assets of KB Insurance.

The increase in insurance expense was principally attributable to a 37.8% increase in refunds of surrender value paid from ￦4,032 billion in 2021 to ￦5,556 billion in 2022, which was enhanced by a 9.5% increase in insurance claims paid from ￦5,778 billion in 2021 to ￦6,325 billion in 2022 and a 24.4% increase in amortization of deferred acquisition costs from ￦819 billion in 2021 to ￦1,019 billion in 2022. Such increases were offset in part by a 62.1% decrease in provisions for policy reserves from ￦2,762 billion in 2021 to ￦1,046 billion in 2022. The increases in refunds of surrender value and insurance claims paid mainly reflected an increase in the accumulated number of insurance products sold by the Former KB Life Insurance, Prudential Life Insurance and KB Insurance, and the increase in amortization of deferred acquisition costs mainly reflected an increase in depreciable acquisition costs due to the sale of new insurance products. The decrease in provisions for policy reserves was mainly due to a decrease in our sales of savings-type insurance policies.

Comparison of 2021 to 2020

Our net insurance income increased 85.7% from ￦300 billion in 2020 to ￦557 billion in 2021, due to a 12.0% increase in insurance income from ￦14,387 billion in 2020 to ￦16,108 billion in 2021, which was offset in part by a 10.4% increase in insurance expense from ￦14,087 billion in 2020 to ￦15,551 billion in 2021.

The increase in insurance income was mainly due to a 14.1% increase in premium income from ￦12,873 billion in 2020 to ￦14,684 billion in 2021, which was offset in part by a decrease in income from changes in reinsurance assets from ￦468 billion in 2020 to ￦135 billion in 2021. The increase in premium income was principally due to an increase in the number of new insurance products sold by the Former KB Life Insurance and KB Insurance, as well as the full-year effect of the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020. The decrease in income from changes in reinsurance assets was mainly due to an increase in income from a reinsurance claim in connection with a major fire in 2020, which was not repeated in 2021.

The increase in insurance expense was principally attributable to a 22.7% increase in refunds of surrender value paid from ￦3,286 billion in 2020 to ￦4,032 billion in 2021, which was enhanced by a 9.7% increase in insurance claims paid from ￦5,265 billion in 2020 to ￦5,778 billion in 2021. Such increases were mainly due to an increase in the accumulated number of insurance products sold by the Former KB Life Insurance and KB Insurance, as well as the full-year effect of the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020.

Net Gains on Financial Instruments at Fair Value through Profit or Loss

The following table shows, for the periods indicated, the components of our net gains on financial instruments at fair value through profit or loss:

	Year Ended December 31,						Percentage Change
	2020		2021		2022		2021/2020	2022/2021
	(in billions of Won)						(%)
Net gains (losses) on financial assets at fair value through profit or loss	￦	1,302	￦	831	￦	(740)	(36.2)	N/M	(1)
Net gains on derivatives held for trading		323		204		178	(36.8)	(12.7)
Net gains (losses) on financial liabilities at fair value through profit or loss		(125)		(8)		51	(93.6)	N/M	(1)
Net gains (losses) on financial instruments designated at fair value through profit or loss		(489)		(31)		758	(93.7)	N/M	(1)

Net gains on financial instruments at fair value through profit or loss	￦	1,011	￦	995	￦	247	(1.6)	(75.2)

(1)	“N/M” means not meaningful.

Comparison of 2022 to 2021

Our net gains on financial instruments at fair value through profit or loss decreased 75.2% from ￦995 billion in 2021 to ￦247 billion in 2022. Such decrease was primarily attributable to a change in our net gains (losses) on financial assets at fair value through profit or loss from net gains in 2021 to net losses in 2022, the effect of which was offset in part by a change in our net gains (losses) on financial instruments designated at fair value through profit or loss from net losses in 2021 to net gains in 2022.

•

Our net gains (losses) on financial assets at fair value through profit or loss changed from net gains of ￦831 billion in 2021 to net losses of ￦740 billion in 2022, due to a change in net gains (losses) on debt securities held for trading from net gains of ￦523 billion in 2021 to net losses of ￦688 billion in 2022, which was enhanced by a change in net gains (losses) on equity securities held for trading from net gains of ￦307 billion in 2021 to net losses of ￦51 billion in 2022.

•

Our net gains (losses) on financial instruments designated at fair value through profit or loss changed from net losses of ￦31 billion in 2021 to net gains of ￦758 billion in 2022. Such change was primarily attributable to a 90.2% increase in gains on financial liabilities designated at fair value through profit or loss from ￦624 billion in 2021 to ￦1,187 billion in 2022, which was enhanced by a 34.5% decrease in losses on financial liabilities designated at fair value through profit or loss from ￦655 billion in 2021 to ￦429 billion in 2022.

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

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year Ended December 31,						Percentage Change
	2020		2021		2022		2021/2020	2022/2021
	(in billions of Won)							(%)
Expenses related to employees	￦	4,325	￦	4,635	￦	4,733	7.2	2.1
Depreciation and amortization		875		851		879	(2.7)	3.3
Other general and administrative expenses		1,615		1,715		1,926	6.2	12.3

General and administrative expenses	￦	6,815	￦	7,201	￦	7,538	5.7	4.7

Comparison of 2022 to 2021

Our general and administrative expenses increased 4.7% from ￦7,201 billion in 2021 to ￦7,538 billion in 2022, primarily as a result of a 12.3% increase in other general and administrative expenses from ￦1,715 billion in 2021 to ￦1,926 billion in 2022, which was enhanced by a 2.1% increase in expenses related to employees from ￦4,635 billion in 2021 to ￦4,733 billion in 2022.

The increase in other general and administrative expenses was attributable mainly to a 26.0% increase in electronic data processing expenses from ￦315 billion in 2021 to ￦397 billion in 2022, a 16.0% increase in taxes and dues paid from ￦268 billion in 2021 to ￦311 billion in 2022 and a 10.6% increase in miscellaneous expenses from ￦321 billion in 2021 to ￦355 billion in 2022.

The increase in expenses related to employees was attributable mainly to a 2.1% increase in salaries from ￦3,007 billion in 2021 to ￦3,071 billion in 2022 and a 6.6% increase in other employee benefits from ￦928 billion in 2021 to ￦989 billion in 2022, which was offset in part by a 43.1% decrease in share-based payments from ￦102 billion in 2021 to ￦58 billion in 2022. The increase in salaries paid was primarily attributable to a general increase in the salaries paid to employees, while the increase in other employee benefits mainly reflected increases in short-term employee benefits. The decrease in share-based payments was primarily due to a decrease in our share price.

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

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year Ended December 31,						Percentage Change
	2020		2021		2022		2021/2020	2022/2021
	(in billions of Won)						(%)
Other operating income	￦	4,757	￦	4,929	￦	13,017	3.6	164.1
Other operating expenses		(6,257)		(6,853)		(15,382)	9.5	124.5

Net other operating expenses	￦	(1,500)	￦	(1,924)	￦	(2,366)	28.3	23.0

Comparison of 2022 to 2021

Our net other operating expenses increased 23.0% from ￦1,924 billion in 2021 to ￦2,366 billion in 2022, as a 124.5% increase in other operating expenses from ￦6,853 billion in 2021 to ￦15,382 billion in 2022 outpaced a 164.1% increase in other operating income from ￦4,929 billion in 2021 to ￦13,017 billion in 2022.

Other operating expenses include principally losses on foreign exchange transactions, losses related to financial assets at amortized cost, losses related to financial instruments at fair value through other comprehensive income and miscellaneous other operating expenses. The 124.5% increase in other operating expenses was mainly the result of a 212.9% increase in losses on foreign exchange transactions from ￦3,571 billion in 2021 to ￦11,173 billion in 2022, which was enhanced by a 41.7% increase in miscellaneous other operating expenses from ￦1,626 billion in 2021 to ￦2,304 billion in 2022. The increase in losses on foreign exchange transactions, which was primarily due to higher exchange rate volatility, was more than offset by an increase in gains on foreign exchange transactions, which is recorded as part of other operating income. On a net basis, our net gains on foreign exchange transactions increased 11.4% from ￦307 billion in 2021 to ￦342 billion in 2022. The increase in miscellaneous other operating expenses was mainly due to an increase in losses on risk hedging related to debt instruments and interest rate swaps.

Other operating income includes principally gains on foreign exchange transactions, gains on financial assets at amortized cost, gains on financial instruments at fair value through other comprehensive income and miscellaneous other operating income. The 164.1% increase in other operating income was primarily attributable to a 196.9% increase in gains on foreign exchange transactions from ￦3,878 billion in 2021 to ￦11,515 billion in 2022, which was enhanced by an 80.0% increase in miscellaneous other operating income from ￦754 billion in 2021 to ￦1,357 billion in 2022. The increase in gains on foreign exchange transactions, which was mainly the result of increased exchange rate volatility, was mostly offset by an increase in losses on foreign exchange transactions, which is recorded as part of other operating expenses, as discussed above. The increase in miscellaneous other operating income was mainly due to an increase in gains on risk hedging related to debt instruments and interest rate swaps.

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

Net Non-operating Income

The following table shows, for the periods indicated, the components of our net non-operating income:

	Year Ended December 31,						Percentage Change
	2020		2021		2022		2021/2020		2022/2021
	(in billions of Won)						(%)
Share of profit (loss) of associates and joint ventures	￦	(44)	￦	94	￦	(29)	N/M	(1)	N/M	(1)
Net other non-operating income (expenses)		189		(110)		186	N/M	(1)	N/M	(1)

Net non-operating income (expenses)	￦	146	￦	(16)	￦	157	N/M	(1)	N/M	(1)

(1)	“N/M” means not meaningful.

Comparison of 2022 to 2021

Our net non-operating income (expenses) changed from net expenses of ￦16 billion in 2021 to a net income of ￦157 billion in 2022, primarily as a result of a change in net other non-operating income (expenses) from net expenses of ￦110 billion in 2021 to a net income of ￦186 billion in 2022, which was partially offset by a change in share of profit (loss) of associates and joint ventures from a net profit of ￦94 billion in 2021 to a net loss of ￦29 billion in 2022.

The change in net other non-operating income (expenses) from net expenses to a net income was attributable to a 272.0% increase in other non-operating income from ￦125 billion in 2021 to ￦465 billion in

2022, which was partially offset by a 19.1% increase in other non-operating expenses from ￦235 billion in 2021 to ￦280 billion in 2022. The increase in other non-operating income was mainly due to a 250.6% increase in miscellaneous other non-operating income from ￦81 billion in 2021 to ￦284 billion in 2022, which primarily reflected an increase in gains on disposal of assets held for sale, as well as a significant increase in gains on disposal of property and equipment from ￦9 billion in 2021 to ￦155 billion in 2022, which was primarily due to an increase in gains on disposal of investment properties. The increase in other non-operating expenses was mainly due to a 50.4% increase in miscellaneous other non-operating expenses from ￦117 billion in 2021 to ￦176 billion in 2022.

The change in share of profit (loss) of associates and joint ventures from a net profit to a net loss was primarily due to a decrease in profit of equity-method investees of Kookmin Bank.

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

The change in net other non-operating income (expenses) from a net income to net expenses was attributable to a 73.2% decrease in other non-operating income from ￦466 billion in 2020 to ￦125 billion in 2021, which was partially offset by a 15.2% decrease in other non-operating expenses from ￦277 billion in 2020 to ￦235 billion in 2021. The decrease in other non-operating income was mainly due to gains on bargain purchase of ￦145 billion recognized in 2020 resulting from the acquisition of Prudential Life Insurance, which was not repeated in 2021, as well as a 91.9% decrease in gains on disposal of property and equipment from ￦111 billion in 2020 to ￦9 billion in 2021, primarily due to a decrease in gains on disposal of investment property held by our consolidated funds. Such decrease was enhanced by a 69.0% decrease in rental income from ￦113 billion in 2020 to ￦35 billion in 2021, primarily due to a decrease in our holdings of investment property that generated rental income. The decrease in other non-operating expenses primarily reflected an 18.8% decrease in miscellaneous other expenses from ￦144 billion in 2020 to ￦117 billion in 2021.

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

Comparison of 2022 to 2021

Income tax expense decreased 4.4% from ￦1,697 billion in 2021 to ￦1,622 billion in 2022, primarily due to a 4.7% decrease in profit before income tax from ￦6,082 billion in 2021 to ￦5,796 billion in 2022, which was enhanced by an increase in income tax refunds for taxes of prior years from ￦14 billion in 2021 to ￦138 billion in 2022. Such effects were offset in part by an increase in temporary differences for which no deferred tax is recognized from ￦5 billion in 2021 to ￦136 billion in 2022. Our effective tax rate was 28.0% in 2022 compared to 27.9% in 2021.

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

Profit for the Year

Comparison of 2022 to 2021

As a result of the factors described above, our profit for the year decreased 4.8% from ￦4,384 billion in 2021 to ￦4,173 billion in 2022.

Comparison of 2021 to 2020

As a result of the factors described above, our profit for the year increased 24.7% from ￦3,516 billion in 2020 to ￦4,384 billion in 2021.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Profit (Loss)(1) for the Year Ended December 31,						Total Net Operating Revenues (Expenses)(2) for the Year Ended December 31,
	2020		2021		2022		2020		2021		2022
	(in billions of Won)
Retail banking operations	￦	421	￦	577	￦	1,576	￦	2,919	￦	2,958	￦	4,473
Corporate banking operations		918		1,021		1,502		2,834		3,590		4,982
Other banking operations		980		940		(350)		1,798		1,585		(188)
Credit card operations		324		421		383		1,538		1,774		1,781
Securities operations		426		594		189		1,448		1,676		1,127
Life insurance operations		33		290		186		237		631		502
Non-life insurance operations		177		302		558		1,027		1,286		1,424
Other		406		332		347		691		984		913

Total(3)	￦	3,686	￦	4,477	￦	4,392	￦	12,492	￦	14,484	￦	15,013

(1)	After deduction of income tax allocated to each segment. See Note 5 of the notes to our consolidated financial statements.
(2)	Represents net operating revenue (expenses) from external customers. See Note 5 of the notes to our consolidated financial statements.
(3)	Prior to adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

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

Retail Banking Operations

This segment consists of retail banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2020		2021		2022		2021/2020	2022/2021
	(in billions of Won)						(%)
Income statement data
Interest income	￦	4,520	￦	4,438	￦	5,764	(1.8)	29.9
Interest expense		(1,341)		(896)		(1,827)	(33.2)	103.9
Net fee and commission income		407		392		261	(3.7)	(33.4)
Net other operating income (expenses)		(666)		(975)		275	46.4	N/M	(1)
General and administrative expenses		(2,073)		(2,037)		(2,093)	(1.7)	2.7
Provision for credit losses		(265)		(126)		(282)	(52.5)	123.8

Profit before income tax expense		581		795		2,098	36.8	163.9
Income tax expense		(160)		(219)		(522)	36.9	138.4

Profit for the year	￦	421	￦	577	￦	1,576	37.1	173.1

(1)	“N/M” means not meaningful.

Comparison of 2022 to 2021

Our profit before income tax expense for this segment increased 163.9% from ￦795 billion in 2021 to ￦2,098 billion in 2022.

Interest income from our retail banking operations increased 29.9% from ￦4,438 billion in 2021 to ￦5,764 billion in 2022. This increase was mainly due to increases in the average yields on other consumer loans, mortgage loans and home equity loans. Such increase was enhanced by an increase in the average volume of mortgage loans but offset in part by a decrease in the average volume of other consumer loans.

Interest expense for this segment increased 103.9% from ￦896 billion in 2021 to ￦1,827 billion in 2022. Our largest and most important funding source is deposits from retail customers, which represent more than half of our total deposits. The increase in interest expense for this segment was mainly due to increases in the average costs on time deposits and demand deposits, the effects of which were enhanced by increases in the average volumes of time deposits and certificates of deposit.

Net fee and commission income attributable to this segment decreased 33.4% from ￦392 billion in 2021 to ￦261 billion in 2022, mainly due to decreases in trust fees for specified money trusts.

Net other operating income (expenses) attributable to this segment changed from net expenses of ￦975 billion in 2021 to net income of ￦275 billion in 2022, primarily due to a decrease in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 2.7% from ￦2,037 billion in 2021 to ￦2,093 billion in 2022, primarily due to an increase in common general and administrative expenses allocated to the retail banking segment, which was partially offset by decreases in expenses related to employee benefits and depreciation expenses.

Provision for credit losses increased 123.8% from ￦126 billion in 2021 to ￦282 billion in 2022, mainly due to increases in provision for credit losses of retail loans and unused retail loan commitments, reflecting a deterioration in asset quality of our retail loan portfolio resulting from an increasing likelihood of default by borrowers in light of the rising interest rate levels and a general slowdown in the economy in Korea.

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

Corporate Banking Operations

This segment consists of corporate banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2020		2021		2022		2021/2020		2022/2021
	(in billions of Won)						(%)
Income statement data
Interest income	￦	4,900	￦	5,318	￦	7,831	8.5		47.3
Interest expense		(1,662)		(1,515)		(3,111)	(8.8)		105.3
Net fee and commission income		363		391		386	7.7		(1.3)
Net gains (losses) on financial instruments at fair value through profit or loss		(52)		29		74	N/M	(1)	155.2
Net other operating expenses		(537)		(598)		(182)	11.4		(69.6)
General and administrative expenses		(1,555)		(1,832)		(1,972)	17.8		7.6
Provision for credit losses		(204)		(393)		(778)	92.6		98.0
Net other non-operating income (expenses)		5		(9)		(13)	N/M	(1)	44.4

Profit before income tax expense		1,258		1,390		2,234	10.5		60.7
Income tax expense		(340)		(369)		(732)	8.5		98.4

Profit for the year	￦	918	￦	1,021	￦	1,502	11.2		47.1

(1)	“N/M” means not meaningful.

Comparison of 2022 to 2021

Our profit before income tax expense for this segment increased 60.7% from ￦1,390 billion in 2021 to ￦2,234 billion in 2022.

Interest income from our corporate banking operations increased 47.3% from ￦5,318 billion in 2021 to ￦7,831 billion in 2022. This increase was primarily due to an increase in the average yields on corporate loans of Kookmin Bank, which was enhanced by an increase in the average volume of such loans.

Interest expense for this segment increased 105.3% from ￦1,515 billion in 2021 to ￦3,111 billion in 2022. This increase was principally due to an increase in the average cost of deposits held by corporate customers of Kookmin Bank, which was enhanced by an increase in the average volume of such deposits.

Net fee and commission income attributable to this segment decreased 1.3% from ￦391 billion in 2021 to ￦386 billion in 2022, primarily due to a decrease in investment finance fees received, which was offset in part by an increase in foreign currency transaction fees received.

Net gains on financial instruments at fair value through profit or loss attributable to this segment increased 155.2% from ￦29 billion in 2021 to ￦74 billion in 2022, principally as a result of increases in net gains on currency-related derivatives held by Kookmin Bank’s foreign subsidiaries and net gains on fair value hedges.

Net other operating expenses attributable to this segment decreased 69.6% from ￦598 billion in 2021 to ￦182 billion in 2022, mainly as a result of a decrease in expenses related to inter-segment borrowings, which was offset in part by an increase in losses on sales of loans of Bank Bukopin, a foreign subsidiary of Kookmin Bank.

General and administrative expenses attributable to this segment increased 7.6% from ￦1,832 billion in 2021 to ￦1,972 billion in 2022, principally due to an increase in common administrative expenses allocated to the corporate banking segment.

Provision for credit losses attributable to this segment increased 98.0% from ￦393 billion in 2021 to ￦778 billion in 2022, due mainly to an increase in provisions for credit losses of foreign-currency loans of Kookmin Bank’s foreign subsidiaries, due to a deterioration in the credit quality of such loans.

Net other non-operating expenses attributable to this segment increased 44.4% from ￦9 billion in 2021 to ￦13 billion in 2022, mainly attributable to regulatory fines paid by one of Kookmin Bank’s foreign branches, which was offset in part by an increase in miscellaneous other non-operating expenses of Bank Bukopin, a foreign subsidiary of Kookmin Bank.

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

Other Banking Operations

This segment primarily consists of Kookmin Bank’s banking operations other than retail and corporate banking operations, including treasury activities and Kookmin Bank’s “back office” administrative operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2020		2021		2022		2021/2020	2022/2021
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,037	￦	919	￦	1,763	(11.4)	91.8
Interest expense		(698)		(534)		(1,130)	(23.5)	111.6
Net fee and commission income		298		405		449	35.9	10.9
Net gains on financial instruments at fair value through profit or loss		297		313		137	5.4	(56.2)
Net other operating income (expenses)		973		754		(1,037)	(22.5)	N/M	(1)
General and administrative expenses		(574)		(534)		(633)	(7.0)	18.5
Provision for credit losses		(15)		(4)		(61)	(73.3)	N/M	(1)
Share of profit (loss) of associates and joint ventures		(48)		57		13	N/M (1)	(77.2)
Net other non-operating income (expenses)		23		(70)		(25)	N/M (1)	(64.3)

Profit (loss) before income tax expense		1,293		1,306		(523)	1.0	N/M	(1)
Income tax benefit (expense)		(313)		(366)		173	16.9	N/M	(1)

Profit (Loss) for the year	￦	980	￦	940	￦	(350)	(4.1)	N/M	(1)

(1)	“N/M” means not meaningful.

Comparison of 2022 to 2021

Our profit (loss) before income tax expense for this segment changed from a profit of ￦1,306 billion in 2021 to a loss of ￦523 billion in 2022.

Interest income from our other banking operations increased 91.8% from ￦919 billion in 2021 to ￦1,763 billion in 2022, mainly due to increases in the average yields on other banking loans and debt securities in this segment, which were enhanced by increases in the average volumes of such loans and securities.

Interest expense for this segment increased 111.6% from ￦534 billion in 2021 to ￦1,130 billion in 2022, primarily due to increases in the average costs of deposits, borrowings and debentures in this segment, which were enhanced by increases in the average volumes of such deposits, borrowings and debentures.

Net fee and commission income attributable to this segment increased 10.9% from ￦405 billion in 2021 to ￦449 billion in 2022, mainly due to an increase in net fee and commission income from our funds and trusts in this segment.

Net gains on financial instruments at fair value through profit or loss attributable to this segment decreased 56.2% from ￦313 billion in 2021 to ￦137 billion in 2022, principally as a result of a decrease in net gains on financial instruments at fair value through profit or loss attributable to our funds and trusts in this segment.

Net other operating income (expenses) attributable to this segment changed from a net income of ￦754 billion in 2021 to net expenses of ￦1,037 billion in 2022, mainly as a result of an increase in net expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 18.5% from ￦534 billion in 2021 to ￦633 billion in 2022, primarily due to an increase in salary expenses.

Provision for credit losses attributable to this segment increased from ￦4 billion in 2021 to ￦61 billion in 2022, due mainly to an increase in provisions for credit losses of loans in foreign currencies held by one of our consolidated subsidiaries.

Share of profit of associates and joint ventures attributable to this segment decreased 77.2% from ￦57 billion in 2021 to ￦13 billion in 2022, principally as a result of a decrease in profits of equity-method investees of Kookmin Bank.

Net other non-operating expenses attributable to this segment decreased 64.3% from ￦70 billion in 2021 to ￦25 billion in 2022, primarily due to an increase in dividend income from equity-method investments.

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

Credit Card Operations

This segment consists of credit card activities conducted by KB Kookmin Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2020		2021		2022		2021/2020	2022/2021
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,632	￦	1,768	￦	1,984	8.3	12.2
Interest expense		(366)		(377)		(510)	3.0	35.3
Net fee and commission income		400		546		520	36.5	(4.8)
Net insurance income		13		12		11	(7.7)	(8.3)
Net gains on financial instruments at fair value through profit or loss		6		3		2	(50.0)	(33.3)
Net other operating expenses		(331)		(336)		(375)	1.5	11.6
General and administrative expenses		(515)		(578)		(597)	12.2	3.3
Provision for credit losses		(396)		(465)		(500)	17.4	7.5
Share of profit of associates and joint ventures		1		1		2	0.0	100.0
Net other non-operating expenses		(6)		(7)		(7)	16.7	0.0

Profit before income tax expense		438		566		527	29.2	(6.9)
Income tax expense		(114)		(145)		(144)	27.2	(0.7)

Profit for the year	￦	324	￦	421	￦	383	29.9	(9.0)

Comparison of 2022 to 2021

Our profit before income tax expense for this segment decreased 6.9% from ￦566 billion in 2021 to ￦527 billion in 2022.

Interest income from our credit card operations increased 12.2% from ￦1,768 billion in 2021 to ￦1,984 billion in 2022. This increase was primarily due to an increase in the average volume of credit card receivables, which was offset in part by a decrease in the average yields on such receivables.

Interest expense for this segment increased 35.3% from ￦377 billion in 2021 to ￦510 billion in 2022. This increase was primarily due to increases in the average costs of debentures and borrowings issued by KB Kookmin Card, which were enhanced by increases in the average volumes of such debentures and borrowings.

Net fee and commission income attributable to this segment decreased 4.8% from ￦546 billion in 2021 to ￦520 billion in 2022, mainly due to a decrease in commissions related to payment gateways received, which was offset in part by a decrease in credit card commissions paid in Korean Won.

Net insurance income attributable to this segment decreased 8.3% from ￦12 billion in 2021 to ￦11 billion in 2022, which was primarily caused by a decrease in the number of customers using related services.

Net gains on financial instruments at fair value through profit or loss attributable to this segment decreased 33.3% from ￦3 billion in 2021 to ￦2 billion in 2022, primarily due to a decrease in gains on valuation of equity securities.

Net other operating expenses attributable to this segment increased 11.6% from ￦336 billion in 2021 to ￦375 billion in 2022, due to a decrease in gains on sales of loans measured at amortized cost and an increase in credit card reward program-related expenses.

General and administrative expenses attributable to this segment increased 3.3% from ￦578 billion in 2021 to ￦597 billion in 2022, mainly due to increases in salary expenses and software depreciation expenses.

Provision for credit losses attributable to this segment increased 7.5% from ￦465 billion in 2021 to ￦500 billion in 2022, mainly due to increases in provision for credit losses of card loans and installment loans.

Share of profit of associates and joint ventures attributable to this segment increased 100.0% from ￦1 billion in 2021 to ￦2 billion in 2022, primarily due to an increase in gains on valuation of equity-method investees.

Net other non-operating expenses attributable to this segment remained stable at ￦7 billion in 2021 and 2022.

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

Securities Operations

This segment consists primarily of securities brokerage, investment banking, securities investment and trading and other capital markets activities conducted by KB Securities, including its predecessor entities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2020		2021		2022		2021/2020	2022/2021
	(in billions of Won)						(%)
Income statement data
Interest income	￦	820	￦	825	￦	1,157	0.6	40.2
Interest expense		(310)		(268)		(618)	(13.5)	130.6
Net fee and commission income		917		1,015		785	10.7	(22.7)
Net gains (losses) from financial instruments at fair value through profit or loss		118		123		(211)	4.2	N/M (1)
Net other operating expenses		(103)		(7)		(24)	(93.2)	242.9
General and administrative expenses		(845)		(855)		(822)	1.2	(3.9)
Provision for credit losses		(24)		(18)		(28)	(25.0)	55.6
Share of profit of associates and joint ventures		4		14		3	250.0	(78.6)
Net other non-operating income (expenses)		4		(18)		13	N/M (1)	N/M (1)

Profit before income tax expense		582		810		253	39.2	(68.8)
Income tax expense		(156)		(215)		(64)	37.8	(70.2)

Profit for the year	￦	426	￦	594	￦	189	39.4	(68.2)

(1)	“N/M” means not meaningful.

Comparison of 2022 to 2021

Our profit before income tax expense for this segment decreased 68.8% from ￦810 billion in 2021 to ￦253 billion in 2022.

Interest income from this segment increased 40.2% from ￦825 billion in 2021 to ￦1,157 billion in 2022, primarily due to increases in the average yields on deposits and other interest-earning assets held by KB Securities, which were enhanced by increases in the average volumes of such financial assets.

Interest expense for this segment increased 130.6% from ￦268 billion in 2021 to ￦618 billion in 2022, principally as a result of increases in the average costs on bonds sold under repurchase agreements, borrowings and debentures, which were enhanced by increases in the average volumes of borrowings and debentures, but partially offset by a decrease in the average volume of bonds sold under repurchase agreements.

Net fee and commission income attributable to this segment decreased 22.7% from ￦1,015 billion in 2021 to ￦785 billion in 2022, primarily due to a decrease in securities brokerage commissions received, resulting from a decrease in the volume of activity in the Korean securities trading market in 2022.

Net gains (losses) on financial instruments at fair value through profit or loss attributable to this segment changed from net gains of ￦123 billion in 2021 to net losses of ￦211 billion in 2022, principally due to increases in net losses on sales and valuations of debt instruments.

Net other operating expenses attributable to this segment increased 242.9% from ￦7 billion in 2021 to ￦24 billion in 2022, primarily due to an increase in net losses on foreign currency valuation with respect to foreign currency-denominated assets and liabilities, mainly as a result of a depreciation of the Korean Won against other foreign currencies.

General and administrative expenses attributable to this segment decreased 3.9% from ￦855 billion in 2021 to ￦822 billion in 2022, primarily due to a decrease in salaries paid, which was partially offset by increases in depreciation and amortization expenses and other administrative expenses.

Provision for credit losses increased 55.6% from ￦18 billion in 2021 to ￦28 billion in 2022, primarily due to increases in provision for credit losses of loans and other financial assets.

Share of profit of associates and joint ventures attributable to this segment decreased 78.6% from ￦14 billion in 2021 to ￦3 billion in 2022, mainly due to a decrease in gains on disposal of investments in associates and joint ventures and an increase in losses on valuation of equity-method investees.

Net other non-operating income (expenses) attributable to this segment changed from net expenses of ￦18 billion in 2021 to net income of ￦13 billion in 2022, mainly due to an increase in miscellaneous other non-operating income, which was partially offset by an increase in miscellaneous other non-operating expenses.

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

Life Insurance Operations

This segment consists of the life insurance operations of the Former KB Life Insurance and Prudential Life Insurance, which merged into KB Life Insurance in January 2023. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2020		2021		2022		2021/2020		2022/2021
	(in billions of Won)						(%)
Income statement data
Interest income	￦	261	￦	524	￦	566	100.8		8.0
Interest expense		—		(4)		(11)	N/A	(1)	175.0
Net fee and commission expense		(18)		(27)		(39)	50.0%		44.4
Net insurance income (expenses)		(91)		57		39	N/M	(2)	(31.6)
Net gains on financial instruments at fair value through profit or loss		71		137		67	93.0		(51.1)
Net other operating income (expenses)		5		(63)		(150)	N/M	(2)	138.1
General and administrative expenses		(152)		(203)		(225)	33.6		10.8
Reversal of provision for credit losses		—		2		1	N/A	(1)	(50.0)
Net other non-operating income (expenses)		(16)		(0)		(0)	(100.0)		N/A (1)

Profit before income tax expense		60		422		248	603.3		(41.2)
Income tax expense(3)		(27)		(133)		(62)	392.6		(53.4)

Profit for the year	￦	33	￦	290	￦	186	778.8		(35.9)

(1)	“N/A” means not applicable.
(2)	“N/M” means not meaningful.
(3)	Represents income tax attributable to the Former KB Life Insurance and Prudential Life Insurance from August 2020.

Comparison of 2022 to 2021

Our profit before income tax expense for this segment decreased 41.2% from ￦422 billion in 2021 to ￦248 billion in 2022.

Interest income from this segment increased 8.0% from ￦524 billion in 2021 to ￦566 billion in 2022, primarily due to increases in the interest income on government and public bonds, debentures and insurance policy loans held by Prudential Life Insurance.

Interest expense for this segment increased 175.0% from ￦4 billion in 2021 to ￦11 billion in 2022, principally due to the Former KB Life Insurance’s issuance of new bonds sold under repurchase agreements.

Net fee and commission expense attributable to this segment increased 44.4% from ￦27 billion in 2021 to ￦39 billion in 2022, primarily due to increases in miscellaneous other service fees paid and consulting fees paid.

Net insurance income attributable to this segment decreased 31.6% from ￦57 billion in 2021 to ￦39 billion in 2022, mainly due to increases in the Former KB Life Insurance’s expenses related to refunds of surrender value and other insurance expenses, the effects of which were offset in large part by an increase in insurance premium income received by the Former KB Life Insurance.

Net gains on financial instruments at fair value through profit or loss attributable to this segment decreased 51.1% from ￦137 billion in 2021 to ￦67 billion in 2022, primarily due to an increase in losses on valuations of investment trust beneficiary certificates and a decrease in gains on sales of equity securities.

Net other operating expenses attributable to this segment increased 138.1% from ￦63 billion in 2021 to ￦150 billion in 2022, principally due to a decrease in gains on valuation of foreign currency-denominated assets and liabilities, and an increase in losses on currency forward contracts held by Prudential Life Insurance.

General and administrative expenses attributable to this segment increased 10.8% from ￦203 billion in 2021 to ￦225 billion in 2022, primarily due to increases in the IT expenses and advertising expenses of Prudential Life Insurance.

Reversal of provisions for credit losses decreased 50.0% from ￦2 billion in 2021 to ￦1 billion in 2022, mainly due to a decrease in reversal of provisions for credit losses relating to loans in Korean Won.

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

Interest expense for this segment increased from nil in 2020 to ￦4 billion in 2021, principally due to interest expense incurred by the Former KB Life Insurance in connection with its issuance of long-term financial debentures in Korean Won in 2021.

Net fee and commission expense attributable to this segment increased 50.0% from ￦18 billion in 2020 to ￦27 billion in 2021, primarily due to increases in trading activity-related fees paid and outsourcing-related fees paid.

Net insurance income (expenses) attributable to this segment changed from net expenses of ￦91 billion in 2020 to a net income of ￦57 billion in 2021, mainly due to the full-year effect of the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020, as well as an increase in life insurance income from the Former KB Life Insurance. Such increases were offset in part by an increase in insurance expenses, which was mainly due to an increase in the Former KB Life Insurance’s insurance expenses and the full-year effect of the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020, as discussed above.

Net gains on financial instruments at fair value through profit or loss attributable to this segment increased 93.0% from ￦71 billion in 2020 to ￦137 billion in 2021, primarily due to the full-year effect of the addition of Prudential Life Insurance as a consolidated subsidiary in August 2020, which consisted mostly of increases in gains on sale of equity securities and dividend income, as well as an increase in dividends received from investment trust beneficiary certificates held by the Former KB Life Insurance.

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

Net other non-operating expenses decreased from ￦16 billion in 2020 to nil in 2021, primarily due to the provision for legal proceedings of the Former KB Life Insurance relating to a dispute over the payment of annuities in 2020, which were not repeated in 2021.

Non-Life Insurance Operations

This segment consists of the non-life insurance operations of KB Insurance. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2020		2021		2022		2021/2020		2022/2021
	(in billions of Won)						(%)
Income statement data
Interest income	￦	617	￦	635	￦	718	2.9		13.1
Interest expense		(1)		(10)		(24)	N/M	(1)	140.0
Net fee and commission expense		(171)		(173)		(190)	1.2		9.8
Net insurance income		377		493		655	30.8		32.9
Net gains on financial instruments at fair value through profit or loss		259		370		340	42.9		(8.1)
Net other operating expenses		(48)		(82)		(104)	70.8		26.8
General and administrative expenses		(811)		(834)		(849)	2.8		1.8
Reversal of (provision for) credit losses		8		(5)		(6)	(162.5)		20.0
Net other non-operating income		16		17		190	6.3		N/M	(1)

Profit before income tax expense		246		411		730	67.1		77.6
Income tax expense		(69)		(109)		(172)	58.0		57.8

Profit for the year	￦	177	￦	302	￦	558	70.6		84.8

(1)	“N/M” means not meaningful.

Comparison of 2022 to 2021

Our profit before income tax expense for this segment increased 77.6% from ￦411 billion in 2021 to ￦730 billion in 2022.

Interest income attributable to this segment increased 13.1% from ￦635 billion in 2021 to ￦718 billion in 2022, primarily due to an increase in interest income earned on government and public bonds, insurance policy loans and other loans.

Interest expense attributable to this segment increased 140.0% from ￦10 billion in 2021 to ￦24 billion in 2022, primarily due to interest expense incurred by KB Insurance in connection with its issuance of subordinated debentures in 2022.

Net fee and commission expense attributable to this segment increased 9.8% from ￦173 billion in 2021 to ￦190 billion in 2022, mainly due to increases in external service fees paid and miscellaneous other fees paid in Korean Won, the effects of which were offset in part by an increase in miscellaneous other fees received.

Net insurance income attributable to this segment increased 32.9% from ￦493 billion in 2021 to ￦655 billion in 2022, primarily due to an increase in insurance income, mainly reflecting an increase in insurance premium income, which was offset in part by an increase in insurance expenses, mainly reflecting increases in refunds of surrender value and insurance claims paid.

Net gains on financial instruments at fair value through profit or loss attributable to this segment decreased 8.1% from ￦370 billion in 2021 to ￦340 billion in 2022, primarily as a result of decreases in net gains on beneficiary certificates and net gains on other foreign currency securities, the effects of which were offset in part by an increase in net gains on currency forward contracts.

Net other operating expenses attributable to this segment increased 26.8% from ￦82 billion in 2021 to ￦104 billion in 2022, due to an increase in other operating expenses, mainly reflecting an increase in losses on currency swap transactions, which was offset in part by an increase in other operating income, which mainly reflected an increase in miscellaneous other operating income.

General and administrative expenses attributable to this segment increased 1.8% from ￦834 billion in 2021 to ￦849 billion in 2022, principally due to increases in salaries paid.

Provisions for credit losses attributable to this segment increased 20.0% from ￦5 billion in 2021 to ￦6 billion in 2022, primarily due to an increase in provisions for credit losses of loans, the effect of which was mostly offset by an increase in reversals of provisions for credit losses of other financial assets.

Net other non-operating income attributable to this segment increased significantly from ￦17 billion in 2021 to ￦190 billion in 2022, principally due to an increase in gains on disposal of investment property.

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

Net insurance income attributable to this segment increased 30.8% from ￦377 billion in 2020 to ￦493 billion in 2021, primarily due to increases in insurance premium income and reinsurance income, which were offset in part by an increase in insurance expenses, mainly reflecting increases in insurance claims paid and refunds of surrender value.

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

Other

“Other” includes the operations of our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2022 except Kookmin Bank, KB Kookmin Card, KB Securities, the Former KB Life Insurance, KB Insurance and Prudential Life Insurance, including principally KB Asset Management, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Savings Bank and KB Capital. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2020		2021		2022		2021/2020		2022/2021
	(in billions of Won)						(%)
Income statement data
Interest income	￦	727	￦	817	￦	1,065	12.4		30.4
Interest expense		(412)		(405)		(505)	(1.7)		24.7
Net fee and commission income		776		1,069		1,145	37.8		7.1
Net gains on financial instruments at fair value through profit or loss		397		184		22	(53.7)		(88.0)
Net other operating expenses		(472)		(583)		(608)	23.5		4.3
General and administrative expenses		(406)		(438)		(467)	7.9		6.6
Provision for credit losses		(148)		(176)		(178)	18.9		1.1
Share of profit (loss) of associates and joint ventures		1		9		(8)	N/M	(1)	N/M (1)
Net other non-operating income (expenses)		41		2		(5)	(95.1)		N/M (1)

Profit before income tax expense		504		480		461	(4.8)		(4.0)
Income tax expense(2)		(97)		(148)		(113)	52.6		(23.6)

Profit for the year	￦	406	￦	332	￦	347	(18.2)		4.5

(1)	“N/M” means not meaningful.
(2)

Represents income tax attributable to our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB except Kookmin Bank, KB Kookmin Card, KB Securities (including its predecessor entities), the Former KB Life Insurance, KB Insurance and Prudential Life Insurance.

Comparison of 2022 to 2021

Our profit before income tax expense for this segment decreased 4.0% from ￦480 billion in 2021 to ￦461 billion in 2022.

Interest income attributable to this segment increased 30.4% from ￦817 billion in 2021 to ￦1,065 billion in 2022. This increase was primarily due to increases in the average volumes of loans of KB Capital and, to a lesser extent, KB Savings Bank.

Interest expense attributable to this segment increased 24.7% from ￦405 billion in 2021 to ￦505 billion in 2022, mainly due to an increase in the average volume of deposits of KB Savings Bank and an increase in the average yields of debentures of KB Capital.

Net fee and commission income attributable to this segment increased 7.1% from ￦1,069 billion in 2021 to ￦1,145 billion in 2022, principally reflecting increases in lease and rental fees received by KB Capital and, to a lesser extent, an increase in the operating lease fees received by our consolidated funds, which were offset in part by an increase in other service fees paid by our consolidated funds.

Net gains on financial instruments at fair value through profit or loss attributable to this segment decreased 88.0% from ￦184 billion in 2021 to ￦22 billion in 2022, primarily as a result of decreases in gains on valuation of foreign equity securities of KB Investment, gains on sales of equity securities of KB Investment and gains on valuations of debt securities of our consolidated funds.

Net other operating expenses attributable to this segment increased 4.3% from ￦583 billion in 2021 to ￦608 billion in 2022, which mainly reflected a decrease in gains on sales of loans measured at amortized cost of KB Capital.

General and administrative expenses attributable to this segment increased 6.6% from ￦438 billion in 2021 to ￦467 billion in 2022, principally due to an increase in the salary expenses of our holding company, KB Asset Management, KB Real Estate Trust and KB Capital.

Provision for credit losses increased 1.1% from ￦176 billion in 2021 to ￦178 billion in 2022, primarily due to an increase in provisions for credit losses of loans in Korean Won of KB Capital, which was offset in part by a reversal of provisions for credit losses of debentures of our holding company.

Share of profit (loss) of associates and joint ventures attributable to this segment changed from a profit of ￦9 billion in 2021 to a loss of ￦8 billion in 2022, mainly reflecting an increase in valuation losses on equity-method investments, and a decrease in valuation gains on equity-method investments, of KB Investment.

Net other non-operating income (expenses) attributable to this segment changed from a net income of ￦2 billion in 2021 to a net expense of ￦5 billion in 2022, principally reflecting a decrease in other non-operating income of KB Capital and an increase in other non-operating expenses of our consolidated funds.

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

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,				Percentage Change
	2021		2022		2022/2021
	(in billions of Won)				(%)
Cash and due from financial institutions	￦	31,009	￦	32,063	3.4
Financial assets at fair value through profit or loss		66,006		64,935	(1.6)
Derivative financial assets		3,721		9,446	153.9
Financial investments		104,848		116,589	11.2
Loans measured at amortized cost:
Loans to banks		8,325		9,750	17.1

Loans to customers other than banks:
Loans in Korean Won		346,954		358,521	3.3
Loans in foreign currencies		24,856		30,720	23.6
Domestic import usance bills		3,311		4,499	35.9
Off-shore funding loans		1,065		908	(14.7)
Call loans		902		119	(86.8)
Bills bought in Korean Won		2		286	N/M (1)
Bills bought in foreign currencies		2,001		1,781	(11.0)
Guarantee payments under acceptances and guarantees		21		18	(14.3)
Credit card receivables in Korean Won		20,766		22,562	8.6
Credit card receivables in foreign currencies		58		47	(19.0)
Bonds purchased under repurchase agreements		4,855		3,029	(37.6)
Privately placed bonds		759		854	12.5
Factored receivables		1		0	(100.0)
Lease receivables		1,292		1,134	(12.2)
Loans for installment credit		6,416		6,458	0.7

Total loans to customers other than banks		413,259		430,937	4.3
Less:
Allowances for credit losses		(3,684)		(4,157)	12.8

Total loans measured at amortized cost, net		417,900		436,531	4.5
Property and equipment		5,240		4,991	(4.8)
Other assets(2)		35,171		36,615	4.1

Total assets	￦	663,896	￦	701,171	5.6

(1)	“N/M” means not meaningful.
(2)

Includes investments in associates and joint ventures, investment properties, intangible assets, net defined benefit assets, current income tax assets, deferred income tax assets, assets held for sale, assets of a disposal group held for sale and miscellaneous other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Our total assets increased 5.6% from ￦663,896 billion as of December 31, 2021 to ￦701,171 billion as of December 31, 2022, principally due to a 4.5% increase in loans from ￦417,900 billion as of December 31, 2021 to ￦436,531 billion as of December 31, 2022, an 11.2% increase in financial investments from ￦104,848 billion as of December 31, 2021 to ￦116,589 billion as of December 31, 2022 and a 153.9% increase in derivative financial assets from ￦3,721 billion as of December 31, 2021 to ￦9,446 billion as of December 31, 2022. The increase in loans was mainly due to increases in loans in Korean Won and, to a lesser extent, loans in foreign currencies. The increase in financial investments was primarily attributable to an increase in our debt securities measured at amortized cost. The increase in derivative financial assets was primarily due to an increase in finance- and insurance-related derivative financial assets.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,				Percentage Change
	2021		2022		2022/2021
	(in billions of Won)				(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	12,089	￦	12,272	1.5
Deposits		372,024		388,888	4.5
Borrowings		56,912		71,717	26.0
Debentures		67,430		68,698	1.9
Provisions		809		969	19.8
Insurance liabilities		57,166		58,230	1.9
Other liabilities(1)		49,172		50,753	3.2

Total liabilities		615,602		651,528	5.8

Equity:
Share capital		2,091		2,091	0.0
Hybrid securities		2,838		4,434	56.2
Capital surplus		16,940		16,941	0.0
Accumulated other comprehensive income (loss)		1,047		(2,713)	N/M	(2)
Accumulated other comprehensive income relating to assets of a disposal group held for sale		8		—	N/A	(3)
Retained earnings		25,673		28,447	10.8
Treasury shares		(1,136)		(836)	(26.4)

Equity attributable to shareholders of the Parent Company		47,461		48,363	1.9
Non-controlling interests		833		1,280	53.7

Total equity		48,294		49,643	2.8

Total liabilities and equity	￦	663,896	￦	701,171	5.6

(1)	Includes derivative financial liabilities, current income tax liabilities, deferred income tax liabilities, net defined benefit liabilities and miscellaneous other liabilities.
(2)	“N/M” means not meaningful.
(3)	“N/A” means not applicable.

Our total liabilities increased 5.8% from ￦615,602 billion as of December 31, 2021 to ￦651,528 billion as of December 31, 2022. The increase was primarily due to a 4.5% increase in deposits from ￦372,024 billion as of December 31, 2021 to ￦388,888 billion as of December 31, 2022, and a 26.0% increase in borrowings from ￦56,912 billion as of December 31, 2021 to ￦71,717 billion as of December 31, 2022. Our deposits increased mainly as a result of an increase in time deposits, which was in large part offset by a decrease in demand deposits. Our increase in borrowings was primarily attributable to an increase in general borrowings.

Our total equity increased 2.8% from ￦48,294 billion as of December 31, 2021 to ￦49,643 billion as of December 31, 2022. This increase mainly resulted from increases in our retained earnings and issuances of hybrid securities, the effects of which were partially offset by a change in our accumulated other comprehensive income (loss) from an income in 2021 to a loss in 2022.

Liquidity

Our primary source of funding has historically been and continues to be deposits. Deposits amounted to ￦372,024 billion and ￦388,888 billion as of December 31, 2021 and 2022, which represented approximately

74.9% and 73.5% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in financial assets and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through debentures and borrowings to meet our liquidity needs. Debentures represented 13.6% and 13.0% of our total funding as of December 31, 2021 and 2022, respectively. Borrowings represented 11.5% and 13.5% of our total funding as of December 31, 2021 and 2022, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

We are exposed to liquidity risk arising from withdrawals of deposits, payments of insurance contract claims and refunds, and maturities of our debentures and borrowings, as well as the need to fund our lending, trading and investment activities (including our capital expenditures) and the management of our trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk Management.” From time to time, we engage in the purchase and/or cancellation of our own equity securities, as part of our efforts to generate additional shareholder value. For example, from February 8, 2023 to March 29, 2023, we engaged in a series of open-market transactions to purchase a total of 5,385,996 of our shares of common stock at an average price of ￦50,454 per share for an aggregate amount of ￦271.7 billion, followed by the cancellation of such shares in their entirety.

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries (as well as associates), direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. We received aggregate dividends of ￦1,573 billion, ￦1,618 billion and ￦1,871 billion from our subsidiaries and associates in 2020, 2021 and 2022, respectively. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Asset Encumbrance

Part of our future funding and collateral needs are supported by assets readily available and unrestricted. The following table sets forth our assets that are available and those that are encumbered and not available to support our future funding and collateral needs as of December 31, 2022.

	December 31, 2022
					Unencumbered Assets
	Assets		Encumbered Asset (1)		Readily Available (2)		Other
	(in billions of Won)
On-balance sheet
Cash and due from financial institutions	￦	32,063	￦	3,165	￦	27,190	￦	1,708
Financial assets at fair value through profit or loss		64,935		12,602		18,542		33,791
Derivative financial assets		9,446				—		9,446
Loans measured at amortized cost		436,531		16,579		—		419,952
Financial investments		116,589		26,936		45,076		44,577
Investments in associates and joint ventures		683		—		—		683
Property and equipment		4,991		—		—		4,991
Investment property		3,148		807		—		2,341
Intangible assets		3,200		—		—		3,200
Net defined benefit assets		479		—		—		479
Current income tax assets		205		—		—		205
Deferred income tax assets		251		—		—		251
Assets held for sale		212		—		—		212
Assets of a disposal group held for sale		—		—		—		—
Other assets		28,438		992		—		27,446

Total on-balance sheet	￦	701,171	￦	61,081	￦	90,808	￦	549,282

Off-balance sheet
Fair value of securities accepted as collateral	￦	3,344	￦	—	￦	3,344	￦	—

Total off-balance sheet	￦	3,344	￦	—	￦	3,344	￦	—

(1)	Represents assets that have been pledged as collateral against an existing liability or are otherwise restricted in their use to secure funding.
(2)	Represents those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferable form.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2022. These commitments and guarantees are not included within our consolidated statements of financial position.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees(1)	￦	7,345	￦	2,728	￦	4,532	￦	28	￦	57
Confirmed acceptances and guarantees		7,855		4,658		2,906		262		29
Commitments		189,120		138,800		8,157		2,905		39,258

Total	￦	204,320	￦	146,186	￦	15,595	￦	3,195	￦	39,344

(1)

Includes ￦6,555 billion of irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 40 of the notes to our consolidated financial statements.

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

As of December 31, 2022, Kookmin Bank’s total Tier I and Tier II capital adequacy ratio was 17.46%.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2021 and 2022, based on applicable regulatory reporting standards.

	As of December 31,
	2021		2022
	(in billions of Won, except percentages)
Tier I capital:	￦	30,491	￦	30,963
Common equity Tier I capital		29,917		30,089
Paid-in capital		2,022		2,022
Capital reserves		5,025		5,025
Retained earnings		23,661		25,834
Non-controlling interests in consolidated subsidiaries		—		—
Others		(791)		(2,792)
Additional Tier I capital		575		874
Tier II capital:		5,081		5,270
Revaluation reserves		—		—
Allowances for credit losses(1)		595		886
Hybrid debt		—		—
Subordinated debt		4,486		4,384
Valuation gain on financial investments		—		—
Others		—		—

Total core and supplementary capital		35,572		36,233
Risk-weighted assets		203,569		207,558
Credit risk:		181,149		182,294
Market risk		10,833		12,611
Operational risk		11,587		12,653
Total Tier I and Tier II capital adequacy ratio		17.47%		17.46%
Tier I capital adequacy ratio		14.98%		14.92%
Common equity Tier I capital adequacy ratio		14.70%		14.50%
Tier II capital adequacy ratio		2.50%		2.54%

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2021 and 2022, based on applicable regulatory reporting standards.

	As of December 31,
	2021		2022
	(in billions of Won)
Tier I capital
Common equity Tier I capital	￦	39,144	￦	40,104
Additional Tier I capital		3,161		4,928

Total Tier I capital	￦	42,305	￦	45,032
Tier II capital		3,577		3,938

Risk-weighted assets	￦	290,914	￦	302,968

Total Tier I and Tier II capital adequacy ratio		15.77%		16.16%
Tier I capital adequacy ratio		14.54%		14.86%
Common equity Tier I capital adequacy ratio		13.46%		13.24%
Tier II capital adequacy ratio		1.23%		1.30%

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

Board of Directors

Our board of directors, currently consisting of one executive director, one non-standing director and seven non-executive directors], has the ultimate responsibility for the management of our affairs.

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

The table below identifies our non-executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Kyung Ho Kim	December 21, 1954	Chairman of the Board and Non-executive Director	March 27, 2019	March 23, 2024
Seon-joo Kwon	November 12, 1956	Non-executive Director	March 20, 2020	March 23, 2024
Whajoon Cho	February 24, 1957	Non-executive Director	March 24, 2023	March 23, 2025
Gyutaeg Oh	February 20, 1959	Non-executive Director	March 20, 2020	March 23, 2024
Jungsung Yeo	April 1, 1960	Non-executive Director	March 24, 2023	March 23, 2025
Jaehong Choi	August 1, 1962	Non-executive Director	March 25, 2022	March 24, 2024
Sung-Yong Kim	March 16, 1966	Non-executive Director	March 24, 2023	March 23, 2025

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.

Kyung Ho Kim has been a non-executive director since March 2019. He is currently an advisor at Jade-K Partners Co., Ltd. He previously served as a professor at Hongik University School of Business Administration, the vice president of Hongik University, a non-executive director of Shinhan Investment Corp., a non-executive director of Citibank Korea Inc., a vice chairman of the Korea Accounting Institute and president of the Korea Association for Government Accounting. Mr. Kim received a B.A. in business administration from Seoul National University and an M.S. and a Ph.D. in management from Purdue University.

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

Whajoon Cho has been a non-executive director since March 2023. She previously served as the auditor of Mercedes-Benz Financial Services Korea Limited, the president, chief executive officer and chief financial officer of KT Capital Corporation, the chief financial officer of BC Card Co., Ltd. and the investor relations officer at KT Corporation. Ms. Cho received a B.A. in mass communication from Sogang University, an M.A. in sociology from Indiana University, an M.S. in accounting from University of Wisconsin, Madison and a Ph.D. in accounting from Indiana University.

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

Jungsung Yeo has been a non-executive director since March 2023. She is currently a professor in the Department of Consumer Science at Seoul National University and the chairperson of the Consumer Policy Committee of the Korean Government. She previously served as the executive vice president for Academic Affairs at Seoul National University, the executive vice president for Planning and Communication at Seoul National University, the president of the Korean Society of Consumer Studies, a commissioner of the Personal Information Protection Commission of Korea and a commissioned member of the National Economic Advisory Council under the President of Korea. Ms. Yeo received a B.S. in home economics from Seoul National University and an M.S. and a Ph.D. in consumer economics from Cornell University.

Jaehong Choi has been a non-executive director since March 2022. He is currently a professor at Gangneung-Wonju National University Multimedia Engineering. He previously served as a non-executive director at Kakao Corp., an advisor at NHN Japan Corp. and an advisor at eSamsung Japan Corp. Mr. Choi received a B.S., M.S. and Ph.D. in electronic engineering from Hanyang University.

Sung-Yong Kim has been a non-executive director since March 2023. He is currently a professor at Sungkyunkwan University Law School. He previously served as the chair of the Insolvency Law Institute of Korea, a non-standing commissioner of the Securities and Futures Commission, a member of the management committee for the Key Industries Stabilization Fund and a non-executive director at Woori Bank. Mr. Kim received an LL.B. from Seoul National University College of Law and an LL.M. from the University of Pennsylvania Law School.

Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.

Executive Officers

The table below identifies our executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Jong Hee Yang	June 10, 1961	Vice Chairman and Head of Retail Customer, Wealth Management and Pension, Small and Medium Enterprise Business Units
Yin Hur	December 19, 1961	Vice Chairman and Head of Global / Insurance Business Units
Dong Cheol Lee	October 4, 1961	Vice Chairman and Head of Digital / IT Business Units
Scott Y. H. Seo	March 26, 1966	Senior Executive Vice President and Chief Finance Officer
Cheal Soo Choi	October 8, 1966	Senior Executive Vice President and Chief Risk Management Officer
Dong Whan Han	January 30, 1965	Senior Executive Vice President and Head of KB Research
Se Min Kim	January 3, 1971	Senior Managing Director and Chief Strategy Officer
Bong Joong Kwon	November 5, 1969	Senior Managing Director and Head of IR
Yeo Woon Yoon	April 7, 1967	Senior Managing Director and Chief Human Resources Officer
Hye Ja Seo	September 26, 1966	Senior Managing Director and Chief Compliance Officer
Jin Gyu Maeng	January 15, 1966	Senior Managing Director and Head of Audit
Hye Sook Moon	September 8, 1971	Managing Director and Head of ESG Division
Byung Joo Oh	January 4, 1973	Managing Director, Insurance Business Unit
Jeong Rim Park	November 27, 1963	Head of the Capital Market Business / Corporate and Investment Banking Business / Asset Management Business Units
Sung Hyun Kim	August 5, 1963	Head of Corporate and Investment Banking Business Unit
Hyun Seung Lee	November 11, 1966	Head of Asset Management Business Unit
Jin Young Kim	August 5, 1969	Chief Public Relations Officer
Mun Cheol Jeong	August 3, 1968	Senior Executive Vice President, Retail Customer Business Unit
Jae Young Choi	June 7, 1967	Senior Executive Vice President, Wealth Management and Pension Business Unit
Sung Ki Kwon	July 3, 1966	Senior Executive Vice President, Small and Medium Enterprise Business Unit
Nam Hoon Cho	June 28, 1968	Chief Global Strategy Officer
Young Suh Cho	February 25, 1971	Chief Digital Platform Officer
Jin Soo Yoon	February 29, 1964	Chief Information Technology Officer
Chang Hwa Yook	December 11, 1967	Chief Data Officer
Sung Pyo Jeon	August 20, 1966	Chief Customer Contact Officer

Name	Date of Birth	Position
Jeong Ha	January 31, 1967	Senior Executive Vice President, Capital Market Business Unit
Soon Bae Kang	August 30, 1964	Senior Executive Vice President, Corporate and Investment Banking Business Unit
Nam Che Kang	August 11, 1967	Head of Global Division
Yoon Ha	March 10, 1971	Head of Customer Experience Design Center
Yoo Shim Hur	April 25, 1973	Head of Digital Contents Center
Ki Eun Park	September 27, 1970	Head of Technology Innovation Center
Joo Hyun Kim	November 15, 1970	Head of Group Cloud Center
Soon Young Oh	August 26, 1977	Head of Financial AI Center
Chan Yong Park	September 12, 1965	Head of Office of Planning and Coordination
Min Hyuk Kang	January 8, 1970	Head of Office of Capital Market Planning

None of the executive officers has any significant activities outside KB Financial Group.

Jong Hee Yang is a vice chairman and serves as the head of our retail customer business unit, wealth management and pension business unit and small and medium enterprise business unit. He previously served as the chief executive officer of KB Insurance. Mr. Yang received a B.A. in history from Seoul National University.

Yin Hur is a vice chairman and serves as the head of our global business unit and insurance business unit. He previously served as the president and chief executive officer of Kookmin Bank. Mr. Hur received a B.A. and M.A. in law from Seoul National University.

Dong Cheol Lee is a vice chairman and serves as the head of our digital business unit and IT business unit. He previously served as the chief executive officer of KB Kookmin Card. Mr. Lee received a B.A. in law from Korea University and an L.L.M. from Tulane University Law School.

Scott Y. H. Seo is a senior executive vice president and our chief finance officer. He previously served as a senior managing director of the institution sales business unit of KB Securities. Mr. Seo received a B.A. in business administration from Sogang University.

Cheal Soo Choi is a senior executive vice president and our chief risk management officer. He previously served as a senior managing director of the risk management group of Kookmin Bank. Mr. Choi received a B.A. in agricultural economics from Korea University.

Dong Whan Han is a senior executive vice president and the head of KB Research. He previously served as our chief digital platform officer and chief digital innovation officer. Mr. Han received an M.S. in geography from Seoul National University and an M.B.A. from the University of Washington.

Se Min Kim is a senior managing director and our chief strategy officer. He previously served as a senior managing director and the head of the business management division of KB Capital. Mr. Kim received a B.A. in business administration from Sogang University.

Bong Joong Kwon is a senior managing director and the head of our IR department. He previously served as the general manager of our IR department. Mr. Kwon received a B.A. in law from Hallym University and an M.B.A. from Yonsei University.

Yeo Woon Yoon is a senior managing director and our chief human resources officer. He previously served as the head of the foreign exchange business division of Kookmin Bank. Mr. Yoon received a B.A. in English literature from Korea University.

Hye Ja Seo is a senior managing director and our chief compliance officer. She previously served as the head of Kookmin Bank’s Sangin-yeok regional head office. Ms. Suh received a B.A. in law from Kyungpook National University.

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

Jeong Rim Park is the head of our capital market business unit, corporate and investment banking business unit and asset management business unit and also serves as the chief executive officer of KB Securities. She previously served as a senior executive vice president of Kookmin Bank and the head of its wealth management group, as well as a senior executive vice president of KB Securities in charge of its wealth management division. Ms. Park received a B.A. in business administration and an M.B.A. from Seoul National University.

Sung Hyun Kim is the head of our corporate and investment banking business unit and also serves as the chief executive officer of KB Securities. He previously served as a senior executive vice president of the investment banking division of KB Securities. Mr. Kim received a B.A. in economics from Yonsei University.

Hyun Seung Lee is the head of our asset management business unit and also serves as the chief executive officer of KB Asset Management. He previously served as the chief executive officer of Hyundai Asset Management. Mr. Lee received a B.A. in business administration and an M.A. in public administration from Seoul National University and an M.A. in public administration from Harvard University.

Jin Young Kim is our chief public relations officer. He also serves as a senior managing director in Kookmin Bank’s brand strategy group. He previously served as a general manager of Kookmin Bank’s brand strategy department. Mr. Kim received a B.A. in law from Hanyang University and an M.A. in advertising and public relations from Yonsei University.

Mun Cheol Jeong is a senior executive vice president and directs our retail customer business unit. He also serves as a senior executive vice president of Kookmin Bank and the head of its retail consumer group. He previously served as the head of our small and medium enterprise business unit and a senior managing director of the strategy and finance planning group of Kookmin Bank. Mr. Jeong received a B.A. in business administration from Seoul National University and an M.B.A. from the Korea Advanced Institute of Science and Technology.

Jae Young Choi is a senior executive vice president and the head of our wealth management and pension business unit. He also serves as a senior executive vice president at the wealth management customer group of Kookmin Bank, a senior executive vice president of the wealth management business unit of KB Securities and a senior executive vice president of the wealth management and pension business unit of KB Insurance. He previously served as the head of our pension business division and Kookmin Bank’s pension business department. Mr. Choi received a B.A. in accounting information from Kookmin University and an M.B.A. from Yonsei University.

Sung Ki Kwon is a senior executive vice president and directs our small and medium enterprise business unit. He also serves as a senior executive vice president in the small and medium enterprise customer group of Kookmin Bank. He previously served as a senior managing director of the management supporting group of Kookmin Bank. Mr. Kwon received a B.A. in international trade from Kyungnam University.

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

Chang Hwa Yook is our chief data officer. He also serves as a senior managing director of the data/AI division at Kookmin Bank. He previously served as the head of our data division. Mr. Yook received a B.S. in economics from Chungnam National University.

Sung Pyo Jeon is our chief customer contact officer. He also serves as a senior managing director of Kookmin Bank’s smart customer group. He previously headed our future contact center planning department. Mr. Jeon received a B.S. and an M.S. in land administration from Kangwon National University.

Jeong Ha is a senior executive vice president and directs our capital market business unit. He also serves as a senior executive vice president of Kookmin Bank’s capital markets group and KB Securities’ sales and trading group. He previously served as the head of Kookmin Bank’s capital markets division. Mr. Ha received a B.A. in business administration from Jeonbuk National University and an M.B.A. from the Korea Advanced Institute of Science and Technology.

Soon Bae Kang is a senior executive vice president and directs our corporate and investment banking business unit. He also serves as a senior executive vice president of Kookmin Bank’s corporate investment banking customer group and KB Securities’ investment banking group. He previously served as a senior managing director of Kookmin Bank’s structured finance division. Mr. Kang received an M.B.A. from Ajou University.

Nam Che Kang is the head of our global business division. He also serves as the head of the global growth supporting division at Kookmin Bank. He previously served as a general manager of KB Kookmin Card’s global business department. Mr. Kang received a B.A. in business administration from the University of Southern California.

Yoon Ha is the head of our customer experience design center. He also serves as the head of the customer experience design center at Kookmin Bank. He previously served as a principal designer of the customer experience innovation team at Samsung SDS. Mr. Ha received an M.S in psychology from Yonsei University and an M.S. in industrial design at Hongik University.

Yoo Shim Hur is the head of our digital contents center. She also serves as a managing director of the digital contents center at Kookmin Bank. She previously served as a vice president of SK Broadband. Ms. Hur received a B.A. in mass communication from the Hankuk University of Foreign Studies.

Ki Eun Park is the head of our technology innovation center. He also serves as a senior managing director of the technology innovation division at Kookmin Bank. He previously served as the chief technology officer at Naver Cloud. Mr. Park received a B.S. in electronic computation and an M.S. in computer science from Chung-Ang University.

Joo Hyun Kim is the head of our group cloud center. He also serves as the head of the cloud platform department of Kookmin Bank. He previously served as the head of the service technology center at Naver Cloud. Mr. Kim received a B.S. in computer science and statistics from Seoul National University.

Soon Young Oh is the head of our financial AI center. She also serves as a managing director of the financial AI center at Kookmin Bank. She previously served as the chief technology officer of the research and development division at Hancom Inc. Ms. Oh received a B.S. in computer science from Seoul Women’s University.

Chan Yong Park is the head of our office of planning and coordination. He is also a senior managing director at Kookmin Bank’s planning and coordination department. He previously served as the head of Kookmin Bank’s shared service division. Mr. Park received a B.A. in business administration from Kwandong University.

Min Hyuk Kang is the head of our office of capital market planning. He is also the head of Kookmin Bank’s trading and capital markets planning department and a managing director at KB Securities’ capital market planning department. He previously served as a general manager of Kookmin Bank’s treasury department. Mr. Kang received a B.A. in business administration from Jeju National University and an M.A. in economics from Yonsei University.

Item 6.B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted, excluding stock grants, by us and our subsidiaries to our chairman and chief executive officer, our other executive and non-standing directors, our non-executive directors and our executive officers for the year ended December 31, 2022 was ￦25,410 million. For the year ended December 31, 2022, we set aside ￦745 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

Among those who received total annual compensation exceeding ￦500 million in 2022 at the holding company level, the five highest-paid individuals were as follows:

Name	Position	Total Compensation in 2022 (in millions of Won)(1)	Incentive Compensation for Payment Subsequent to 2022 (number of shares)(2)
Jong Kyoo Yoon	Chairman and Chief Executive Officer	￦1,835	14,972
Pil Kyu Im	Senior Executive Vice President and Chief Risk Management Officer	1,145	8,674
Jong Hee Yang	Vice Chairman and Head of Retail Customer, Wealth Management and Pension, Small and Medium Enterprise Business Units	737	1,737
Soon Beom Kwon	Managing Director	596	3,786
Jong Hoon Lee	Head of the Legal Affairs Unit	587	—

(1)	Includes annual salary and performance-based incentive payments paid by the holding company.
(2)

Consists of performance-based shares expected to be granted by the holding company in the future. The actual payment amount will be determined at the time of payment based on the then-current market price of our common shares.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us.

In 2008, we established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our and our subsidiaries’ directors and executive officers, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6.E. Share Ownership—Performance Share Agreements.” In 2022, we incurred ￦58,275 million of compensation costs relating to stock grants under such agreements. See Note 32 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

Audit Committee

The committee currently consists of four non-executive directors, Whajoon Cho, Kyung Ho Kim, Seon-joo Kwon and Sung-Yong Kim. The chairperson of the Audit Committee is Whajoon Cho. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Risk Management Committee

The committee currently consists of four non-executive directors, Seon-joo Kwon, Gyutaeg Oh, Whajoon Cho and Jungsung Yeo. The chairperson of the committee is Seon-joo Kwon. The Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews risk-based capital allocations as well as recovery and resolution plans. The committee holds regular meetings every quarter.

Evaluation & Compensation Committee

The committee currently consists of four non-executive directors, Jungsung Yeo, Kyung Ho Kim, Whajoon Cho and Sung-Yong Kim. The chairperson of the committee is Jungsung Yeo. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding the compensation of directors, evaluating management’s performance and implementing management training programs, as well as deciding and supervising the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings semi-annually.

Non-executive Director Nominating Committee

The committee currently consists of four non-executive directors, Jaehong Choi, Kyung Ho Kim, Seon-joo Kwon and Gyutaeg Oh. The chairperson of the committee is Jaehong Choi. The committee is responsible for the management and evaluation of a pool of non-executive director candidates and recommendation of the non-executive director candidates to be nominated at the annual general meeting of shareholders.

Audit Committee Member Nominating Committee

The committee currently consists of all seven of our non-executive directors. As of the date of this annual report, the committee has not appointed a chairperson. The committee oversees the selection of Audit Committee member candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members is from the first meeting of the committee held to nominate the Audit Committee members until the Audit Committee members are appointed.

CEO Nominating Committee

The committee currently consists of all seven of our non-executive directors. The chairperson of the CEO Nominating Committee is Kyung Ho Kim. The committee is responsible for establishing and monitoring procedures for our CEO candidate cultivation and succession program pursuant to our “CEO Succession Regulations,” which cover, among other things, the qualifications of CEO candidates, continued maintenance of the candidate pool and the CEO candidate nomination process. The committee holds regular meetings semi-annually.

Subsidiaries’ CEO Director Nominating Committee

The committee currently consists of one non-standing director, Jae Keun Lee, and three non-executive directors, Gyutaeg Oh, Jungsung Yeo and Jaehong Choi, together with our chairman and chief executive officer, Jong Kyoo Yoon. The chairperson of the Subsidiaries’ CEO Director Nominating Committee is Jong Kyoo Yoon. The committee is responsible for candidate cultivation and succession programs for chief executive officers of our subsidiaries. The committee holds regular meetings semi-annually.

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

As of December 31, 2022, we had a total of 145 full-time employees, excluding 32 executive officers, at our financial holding company.

The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2020	2021	2022
KB Financial Group	Full-time employees(1)	154	149	145
	Contractual employees	—	—	—
	Managerial employees	134	133	131
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees(1)	16,054	15,333	14,697
	Contractual employees	1,728	1,899	2,429
	Managerial employees	9,026	8,474	8,063
	Members of Korea Financial Industry Union	14,266	13,989	13,016
Other subsidiaries	Full-time employees(1)	9,319	9,181	9,171
	Contractual employees	1,062	1,092	1,233
	Managerial employees	5,256	5,190	5,341
	Members of Korea Financial Industry Union	6,565	6,486	6,587

(1)	Excluding executive officers.

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

In June 2009, we established an employee stock ownership association. All of our employees are eligible to participate in this association. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. In August 2009, we offered to members of our employee stock ownership association 6,000,000 of the 30,000,000 new shares of common stock to be issued in our rights offering to our existing shareholders, and the entire amount was subscribed by members of our employee stock ownership association. The employee stock ownership association held 9,253,663 shares of our common stock as of December 31, 2022.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership association, which will be terminated once all of our common stock held by the association (which the association received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2022, such employee stock ownership association held 236,308 shares of our common stock.

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

Common Stock

As of March 31, 2023, the persons who are currently our directors or executive officers, as a group, held an aggregate of 77,787 shares of our common stock, representing approximately 0.02% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 31, 2023:

Name of Executive Officer or Director	Number of Shares of Common Stock
Jong Kyoo Yoon	21,000
Jae Keun Lee	1,119
Jong Hee Yang	914
Yin Hur	13,506
Dong Cheol Lee	3,325
Scott Y. H. Seo	0
Cheal Soo Choi	4
Dong Whan Han	1,100
Se Min Kim	174
Bong Joong Kwon	286
Yeo Woon Yoon	609
Hye Ja Seo	1,356
Jin Gyu Maeng	1,027
Hye Sook Moon	652
Byung Joo Oh	940
Jeong Rim Park	3,150
Sung Hyun Kim	15,468
Hyun Seung Lee	0
Jin Young Kim	765
Mun Cheol Jeong	3,092
Jae Young Choi	980
Sung Ki Kwon	568
Nam Hoon Cho	1,000
Young Suh Cho	1,000
Jin Soo Yoon	375
Chang Hwa Yook	545
Sung Pyo Jeon	976
Jeong Ha	0
Soon Bae Kang	1,290
Nam Che Kang	485
Yoon Ha	0
Yoo Shim Hur	0
Ki Eun Park	258
Joo Hyun Kim	122
Soon Young Oh	0
Chan Yong Park	1,011
Min Hyuk Kang	690

Total	77,787

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

Item 6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table presents information regarding the beneficial ownership of our shares at December 31, 2022 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock		Percentage of Total Outstanding Shares of Common Stock (%)(1)
Korean National Pension Service	32,499,151		8.34%
JP Morgan Chase Bank, N.A.(2)	25,435,390		6.53%
BlackRock Fund Advisors	25,050,939	(3)	6.43%

(1)	Calculated based on 389,634,335 shares of our common stock outstanding as of December 31, 2022.
(2)	As depositary bank.
(3)	As of February 26, 2021, based on disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on March 10, 2021.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2022. None of our major stockholders has different voting rights from our other stockholders.

As of December 31, 2022, there were 389,634,335 shares of common stock outstanding. Of the total outstanding shares, 25,435,390 shares were held in the form of ADSs and 99,603,339 shares were held of record in the form of common stock by residents in the United States. As of December 31, 2022, the number of registered holders of our ADSs was 21 and the number of holders of our common stock in the United States was 2,068.

Item 7.B.	Related Party Transactions

As of December 31, 2022, we had an aggregate of ￦6,306 million in loans outstanding to our executive officers and directors, executive officers and directors of Kookmin Bank and chief executive officers of our other subsidiaries, including family members of such individuals. In addition, as of such date, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

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

See “Item 18. Financial Statements” and pages F-1 through F-252.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Profitability ratios and other data

	As of or for the year Ended December 31,
	2020	2021	2022
	(Percentages)
Net interest spread(1)	1.86	1.97	2.05
Net interest margin(2)	1.99	2.07	2.23
Efficiency ratio(3)	54.56	49.72	50.21
Cost-to-average assets ratio(4)	1.19	1.14	1.08
Won loans (gross) as a percentage of Won deposits	112.16	112.81	112.02
Total loans (gross) as a percentage of total deposits	112.37	113.32	113.32

(1)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(2)	Represents the ratio of net interest income to average interest-earning assets.
(3)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net insurance income, net gain on financial assets and liabilities at fair value through profit or loss and net other operating income.

(4)	Represents the ratio of general and administrative expenses to average total assets.

Capital ratios

	As of or for the year Ended December 31,
	2020	2021	2022
	(Percentages)
Consolidated capital adequacy ratio of KB Financial Group(1)	15.28%	15.77%	16.16%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio(2)	15.42	14.98	14.92
Common equity Tier I capital adequacy ratio(2)	15.10	14.70	14.50
Tier II capital adequacy ratio(2)	2.36	2.50	2.54
Average stockholders’ equity as a percentage of average total assets	7.14	7.23	6.99

(1)

Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, were required to maintain a total minimum consolidated capital adequacy ratio of 11.5% (including applicable additional capital buffers and requirements) as of December 31, 2022. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

(2)

Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2021		2022
	(in billions of Won, except percentages)
Total loans(1)	￦	421,585	￦	440,689
Total non-performing loans(2)		1,458		1,918
Other impaired loans not included in non-performing loans		2,029		1,636
Total of non-performing loans and other impaired loans		3,487		3,554
Total allowances for loan losses		3,685		4,158
Non-performing loans as a percentage of total loans		0.35%		0.44%
Non-performing loans as a percentage of total assets		0.22%		0.27%
Total of non-performing loans and other impaired loans as a percentage of total loans		0.83%		0.81%
Allowances for loan losses as a percentage of total loans		0.87%		0.94%

(1)	Before deduction of allowances for loan losses.
(2)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due by 90 days or more.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2020					2021					2022
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield
	(in billions of Won, except percentages)
Assets
Due from financial institutions measured at amortized cost	￦	12,280	￦	92	0.75%	￦	13,261	￦	66	0.50%	￦	15,097	￦	159	1.05%
Financial instruments at fair value through profit or loss (debt securities)(3)		30,232		659	2.18		31,670		590	1.86		27,371		876	3.20
Financial investments (debt securities)(4)		80,087		1,355	1.69		97,296		1,557	1.60		105,980		2,211	2.09
Loans:
Corporate		158,508		4,547	2.87		168,868		4,511	2.67		197,172		6,745	3.42
Mortgage		82,765		2,161	2.61		88,769		2,239	2.52		91,781		2,760	3.01
Home equity		27,682		786	2.84		27,333		723	2.65		27,258		903	3.31
Other consumer(5)		64,220		2,639	4.11		71,587		2,922	4.08		69,789		3,552	5.09
Credit cards(6)		18,586		1,438	7.74		19,923		1,441	7.23		22,103		1,568	7.09
Foreign(7)		14,683		809	5.51		22,580		1,162	5.15		32,309		2,015	6.24

Loans (total)		366,444		12,380	3.38		399,060		12,998	3.26		440,412		17,543	3.98

Total average interest-earning assets	￦	489,043	￦	14,486	2.96%	￦	541,287	￦	15,211	2.81%	￦	588,860	￦	20,789	3.53%

Cash and due from banks		13,274		—	—		14,946		—	—		15,893		—	—
Financial assets at fair value through profit or loss (excluding debt securities):
Equity securities		5,225		—	—		4,443		—	—		4,671		—	—
Other		22,952		—	—		26,566		—	—		33,525		—	—

Financial assets at fair value through profit or loss (excluding debt securities) (total)		28,177		—	—		31,009		—	—		38,196		—	—
Financial investment (equity securities)		2,427		—	—		3,684		—	—		3,285		—	—
Investment in associates		612		—	—		555		—	—		595		—	—
Derivative financial assets		4,189		—	—		3,899		—	—		8,903		—	—
Premises and equipment		8,048		—	—		8,130		—	—		8,095		—	—
Intangible assets		3,000		—	—		3,279		—	—		3,232		—	—
Allowances for loan losses		(2,954)		—	—		(3,606)		—	—		(4,002)		—	—
Other non-interest-earning assets		25,450		—	—		30,851		—	—		31,818		—	—

Total average non-interest earning assets		82,223		—	—		92,747		—	—		106,015		—	—

Total average assets	￦	571,266	￦	14,486	2.54%	￦	634,034	￦	15,211	2.40%	￦	694,875	￦	20,789	2.99%

	Year Ended December 31,
	2020					2021					2022
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	￦	149,141	￦	267	0.18%	￦	180,936	￦	280	0.15%	￦	182,468	￦	448	0.25%
Time deposits		166,275		2,600	1.56		158,795		1,907	1.20		187,934		3,958	2.11
Certificates of deposit		3,636		50	1.38		3,618		31	0.86		5,511		130	2.36

Deposits (total)		319,052		2,917	0.91		343,349		2,218	0.65		375,913		4,536	1.21
Borrowings:
Bonds sold under repurchase agreements		13,975		126	0.9		14,126		105	0.74		11,257		207	1.84
Other borrowings(8)		39,359		535	1.36		48,781		488	1.00		62,628		1,291	2.06
Borrowings (total)		53,334		661	1.24		62,907		593	0.94		73,885		1,498	2.03
Debentures		59,379		1,186	2.00		65,759		1,170	1.78		70,132		1,641	2.34

Total average interest-bearing liabilities	￦	431,765	￦	4,764	1.10%	￦	472,015	￦	3,981	0.84%	￦	519,930	￦	7,676	1.48%

Non-interest bearing demand deposits		4,533		—	—		5,263		—	—		5,427		—	—
Derivative financial liabilities		4,474		—	—		3,704		—	—		9,353		—	—
Financial liabilities at fair value through profit or loss		13,464		—	—		12,461		—	—		12,704		—	—
Other non-interest-bearing liabilities		75,499		—	—		93,885		—	—		97,670		—	—

Total average non-interest bearing liabilities		97,970		—	—		115,313		—	—		125,154		—	—

Total average liabilities		529,735		4,764	0.90		587,328		3,981	0.68		645,084		7,676	1.19%

Total equity		41,531		—	—		46,706		—	—		49,791		—	—

Total average liabilities and equity	￦	571,266	￦	4,764	0.83%	￦	634,034	￦	3,981	0.63%	￦	694,875	￦	7,676	1.10%

(1)	Average balances are based on daily balances for our banking, credit card and securities operations and monthly or quarterly balances for our other operations.
(2)	We do not invest in any tax-exempt securities.
(3)

Includes deposits and loans at fair value through profit or loss. For information on interest income arising from such financial instruments, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

(4)

Comprises financial assets at fair value through other comprehensive income and at amortized cost, and includes loans at fair value through other comprehensive income. For information on interest income arising from such financial instruments, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report. Information related to investment securities classified as financial assets at fair value through other comprehensive income has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

(5)	Includes other interest income.
(6)

Interest income from credit cards includes principally cash advance fees of ￦195 billion, ￦185 billion and ￦190 billion and interest on credit card loans of ￦722 billion, ￦743 billion and ￦768 billion for the years ended December 31, 2020, 2021 and 2022, respectively, but does not include interchange fees.

(7)	Consists primarily of loans from the overseas branches of our subsidiaries to affiliates of large Korean manufacturing companies for trade financing and working capital.
(8)	Includes (i) lease-related interest expense pursuant to our adoption of IFRS 16 Leases and (ii) other interest expense.

The following table presents our net interest spread, net interest margin, and asset liability ratio for the past three years:

	Year Ended December 31,
	2020	2021	2022
	(percentages)
Net interest spread(1)	1.86%	1.97%	2.05%
Net interest margin(2)	1.99	2.07	2.23
Average asset liability ratio(3)	113.27	114.68	113.26

(1)	The difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.
(2)	The ratio of net interest income to average interest-earning assets.
(3)	The ratio of average interest-earning assets to average interest-bearing liabilities.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2020 compared to 2021 and 2021 compared to 2022. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2021 vs. 2020 Increase/(Decrease) Due to Change in						2022 vs. 2021 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Due from financial institutions measured at amortized cost	￦	7	￦	(33)	￦	(26)	￦	10	￦	83	￦	93
Financial instruments at fair value through profit or loss (debt securities)(1)		30		(99)		(69)		(89)		375		286
Financial investments (debt securities)(2)		277		(75)		202		148		506		654
Loans:
Corporate		289		(325)		(36)		835		1,399		2,234
Mortgage		154		(76)		78		77		444		521
Home equity		(10)		(53)		(63)		(2)		182		180
Other consumer		302		(19)		283		(75)		705		630
Credit cards		101		(98)		3		155		(28)		127
Foreign		409		(56)		353		572		281		853

Total interest income	￦	1,559	￦	(834)	￦	725	￦	1,631	￦	3,947	￦	5,578

	2021 vs. 2020 Increase/(Decrease) Due to Change in						2022 vs. 2021 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-bearing liabilities
Deposits:
Demand deposits	￦	58	￦	(45)	￦	13	￦	2	￦	166	￦	168
Time deposits		(113)		(580)		(693)		400		1,651		2,051
Certificates of deposit		0		(19)		(19)		23		76		99

	2021 vs. 2020 Increase/(Decrease) Due to Change in						2022 vs. 2021 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Borrowings:
Bonds sold under repurchase agreements		1		(22)		(21)		(25)		127		102
Other borrowings		112		(159)		(47)		170		633		803
Debentures		121		(137)		(16)		81		390		471

Total interest expense		179		(962)		(783)		652		3,043		3,695

Total net interest income	￦	1,380	￦	128	￦	1,508	￦	979	￦	904	￦	1,883

(1)

Includes deposits and loans at fair value through profit or loss. For information on interest income arising from such financial instruments, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

(2)

Comprises financial assets at fair value through other comprehensive income and at amortized cost, and includes loans at fair value through other comprehensive income. For information on interest income arising from such financial instruments, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report. Information related to investment securities classified as financial assets at fair value through other comprehensive income has been computed using amortized cost, and therefore does not give effect to changes in fair value that are reflected as a component of total equity.

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

In June 2010, Fairfield Sentry Limited, or Fairfield, which is currently in liquidation and whose assets were directly or indirectly invested with Bernard L. Madoff Investment Securities LLC, or BLMIS, filed a lawsuit in the Supreme Court of the State of New York against Kookmin Bank, which acted as a trustee bank for its clients who invested in Fairfield. Fairfield seeks recovery of approximately US$42 million paid to Kookmin Bank by its clients in connection with share redemptions on the ground that such payments were made by mistake, based on inflated values resulting from BLMIS’ fraud. In September 2010, the case was transferred to the United States Bankruptcy Court for the Southern District of New York, or the Bankruptcy Court, which in turn ordered that the case be returned to a state court in September 2011 but then stayed the lawsuit before it was sent to state court. In August 2019, the Bankruptcy Court issued an order to the effect that the case would proceed in a federal court, instead of returning to a state court, on the condition that the proceedings be halted temporarily until a similar lawsuit that Fairfield had filed against a different fund investor (the “Parallel Case”), then pending in the United States District Court for the Southern District of New York, or the District Court, was decided. The Bankruptcy Court had dismissed the Parallel Case in December 2018, which Fairfield had then subsequently appealed to the District Court. In August 2022, the District Court dismissed Fairfield’s appeal related to the Parallel Case, and in September 2022, Fairfield again appealed such dismissal to the United States Court of Appeals for the Second Circuit, or the Second Circuit, where the Parallel Case is currently pending. It is difficult to predict when the Second Circuit will rule on Fairfield’s appeal. Fairfield has filed similar actions against numerous other fund investors to seek recovery of redemption payments.

In May 2012, the trustee appointed for the liquidation of BLMIS filed a lawsuit against Kookmin Bank in the Bankruptcy Court. The trustee seeks recovery of approximately US$42 million, the amount of funds that were allegedly redeemed by Kookmin Bank from Fairfield between June 2004 and January 2006. The trustee alleges that Fairfield was a “feeder fund” that invested in BLMIS and that redemptions from such BLMIS feeder fund are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The Bankruptcy Court issued an order to dismiss the case during the pleading stage of the litigation in March 2017, and the trustee appealed such decision to the United States Court of Appeals for the Second Circuit, or the Second Circuit,

which reversed the dismissal and vacated the judgment in February 2019. Kookmin Bank, along with other defendants, filed a motion asking the Second Circuit to reconsider its ruling and, after such motion was denied, filed a petition for a writ of certiorari asking the United States Supreme Court to accept an appeal of the Second Circuit’s ruling, which was denied in June 2020. Subsequently, the Second Circuit remanded the case to the Bankruptcy Court for further proceedings, and in December 2022, Kookmin Bank’s motion to dismiss the case was denied. Kookmin Bank is preparing to file its response, and the case is currently ongoing. The trustee has filed similar claw back actions against numerous other institutions.

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

In connection with the misappropriation incident, as of December 31, 2022, there was one remaining lawsuit against KB Kookmin Card filed by certain of KB Kookmin Card’s customers, with claimed damages amounting to approximately ￦0.05 billion. The final outcome of such lawsuit remains uncertain. In addition, KB Kookmin Card could become subject to additional litigation and may incur significant costs relating to the compensation of customers for losses incurred as a result of the fraudulent use of the misappropriated personal information.

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

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of the years ended December 31, 2020, 2021 and 2022. Except as otherwise noted, the dividends set forth below with respect to each year were paid within 30 days after our annual stockholders meeting, which was held no later than March of the following year.

Fiscal Year	Dividends per Common Share(1)		Total Amount of Cash Dividends Paid
			(in millions of Won)
2020(2)	￦	1,770	￦ 689,653
2021(3)(4)		2,940	1,145,525
2022(5)(6)		2,950	1,149,421

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)

On February 4, 2021, our board of directors passed a board resolution recommending a cash dividend of ￦1,770 per common share (before dividend tax), representing 35.4% of the par value of each share, for the fiscal year ended December 31, 2020. This resolution was approved and ratified by our stockholders on March 26, 2021.

(3)

On February 8, 2022, our board of directors passed a board resolution recommending a cash dividend of ￦2,190 per common share (before dividend tax), representing 43.8% of the par value of each share, for the fiscal year ended December 31, 2021. This resolution was approved and ratified by our stockholders on March 25, 2022.

(4)	Includes an interim cash dividend of ￦750 per common share (before dividend tax), representing 15.0% of the par value of each share, declared and paid in 2021.
(5)

On February 7, 2023, our board of directors passed a board resolution recommending a cash dividend of ￦1,450 per common share (before dividend tax), representing 29.0% of the par value of each share, for the fiscal year ended December 31, 2022. This resolution was approved and ratified by our stockholders on March 24, 2023.

(6)

Includes an interim cash dividend of ￦500 per common share (before dividend tax), representing 10.0% of the par value of each share, declared in April 2022 and paid in May 2022, an interim cash dividend of ￦500 per common share (before dividend tax), representing 10.0% of the par value of each share, declared in July 2022 and paid in August 2022 and an interim cash dividend of ￦500 per common share (before dividend tax), representing 10.0% of the par value of each share, declared in October 2022 and paid in November 2022.

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

As of December 31, 2022, our authorized share capital is 1,000,000,000 shares. Pursuant to our articles of incorporation, we are authorized to issue shares with preferred dividend, non-voting shares, class shares with conversion rights, class shares with redemption rights and shares with a combination of all or any of the foregoing characteristics (which we refer to collectively as “Class Shares”), as well as common shares. Subject to applicable laws and regulations, we are authorized to issue Class Shares up to one-half of all of our issued and outstanding shares.

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

As of the date of this annual report, 403,511,072 shares of common stock were issued and 384,248,339 shares of common stock were outstanding. No Class Shares are currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 596,488,928 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to officers and employees other than directors exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2023, none of our officers, directors and employees held options to purchase shares of our common stock.

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

We declare our dividend annually at the annual general meeting of stockholders, which are held within three months after the end of each fiscal year. Once declared, the annual dividend must be paid to the stockholders of record as of the end of the preceding fiscal year within one month after the annual general meeting unless otherwise resolved thereby. Annual dividends may be distributed either in cash or in shares provided that shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the total annual dividend (including dividends in shares). In addition, we may declare and distribute interim dividends pursuant to a board resolution.

Under the Korean Commercial Code and our articles of incorporation, we do not have an obligation to pay any annual or interim dividend unclaimed for five years from the payment date.

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

The record date for annual dividends is determined through a resolution of our board of directors. Further, the Korean Commercial Code and our articles of incorporation permit us upon at least two weeks’ public notice to set a record date for the purpose of determining the stockholders entitled to certain rights pertaining to the shares, provided, however, that the Korean Commercial Code further requires that the register of stockholders shall not be closed for such purposes for more than three months. The trading of shares and the delivery of certificates in respect thereof may continue while the register of stockholders is closed. Also, we may distribute dividends to stockholders on a quarterly basis, and the record dates for these quarterly dividends are the end of March, June and September of each year.

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

United States Taxation

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of common shares or ADSs. This summary applies to you only if you hold the common shares or ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a broker or dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	an entity treated as a partnership for U.S. federal income tax purposes or a partner in such partnership;

•	a person that holds common shares or ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds common shares or ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of our stock, measured by voting power or value.

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

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will not be eligible for the dividends received deduction. Dividends paid in Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your receipt of the dividend, in the case of common shares, or the depositary’s receipt, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

The U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty (the “Treaty”) meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2021 or 2022 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2023 taxable year. Therefore, we believe that dividends received by U.S. holders with respect to either common shares or ADSs will be “qualified dividends.” Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Korean tax on dividends paid at the appropriate rate applicable to you may be eligible for a credit against your U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that is eligible for, and properly elects, the benefits of the Treaty, the Korean tax on dividends may be treated as meeting the new requirements and therefore as a creditable tax. The application of these requirements to the Korean tax on dividends is uncertain and we have not determined whether these requirements are met, including requirements applicable to the Treaty. If the Korean tax is not a creditable tax for a U.S. holder or you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, you may be able to deduct the Korean tax in computing your taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, if the withholding tax is a creditable tax for a U.S. holder that elects to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Additionally, under the new foreign tax credit requirements recently adopted by the IRS, any Korean tax imposed on the sale or other disposition of the common shares or ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except in the case of a U.S. holder that is eligible for, and properly elects to claim, the benefits of the Treaty. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the common shares or ADSs even if you have elected to claim a foreign tax credit for other taxes in the same year. You should consult your own tax advisers regarding the application of the foreign tax credit rules to a sale or other disposition of the common shares or ADSs and any Korean tax imposed on such sale or disposition.

Any Korean securities transaction tax or agriculture and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

Similarly, a U.S. holder will not be able to claim a foreign tax credit against its U.S. federal income tax liability for any Korean inheritance or gift tax imposed in respect of the common shares or ADSs.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend upon a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. You should consult your own tax advisers regarding the application of these rules to your particular situation.

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

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange in 2023, you will be subject to securities transaction tax at the rate of 0.05% (with such rate to be reduced to 0.03% if the transfer is made in 2024 and no such securities transaction tax to be imposed on transfers starting January 1, 2025) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.35% and will not be subject to an agriculture and fishery special surtax.

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

Item 10.I.	Subsidiary Information

Not applicable.

Item 10.J.	Annual Report to Security Holders

Not applicable.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Total Exposure Management

We establish and manage total exposure limits for industries, chaebols and corporations, as well as certain small- and medium-sized enterprises, in order to efficiently manage financial assets and to optimize our credit portfolio. Kookmin Bank establishes total exposure limits for (i) main debtor groups designated by the Financial Supervisory Service, (ii) groups to which Kookmin Bank has total exposure of ￦50 billion or more, (iii) enterprises that belong to a main debtor group or large enterprises, in both cases to which Kookmin Bank has total exposure of ￦40 billion or more, (iv) small- and medium-sized enterprises to which Kookmin Bank has total exposure of ￦30 billion or more and (v) other groups or individual enterprises designated by the head of Kookmin Bank’s Risk Management Group as necessary. Kookmin Bank establishes total exposure limit by reviewing factors such as industry, size, cash flows, financial ratios and credit ratings, while establishing exposure limits for industries by reviewing the sales growth rate and risk concentration for each industry. The total exposure limits for a specific industry are set following approval by Kookmin Bank’s Risk Management Council after review by the Credit Risk Management Subcommittee, while the exposure limits for a specific company or company group are set during the review of their credit application by the relevant approval authority.

Kookmin Bank’s maximum exposure limit is within 25% of its Tier I and Tier II capital for a single group, and within 10% of its Tier I and Tier II capital for a single corporation.

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to corporations, chaebols and industries. Kookmin Bank monitors its exposure to large corporations to which it has an exposure of ￦40 billion or more, individual corporations to which it has an exposure of ￦30 billion or more, and also its exposure to 168 business groups, which comprise the 32 largest highly-indebted business groups, such groups being the main debtor groups in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures as well as 136 business groups to which it has exposures (in the form of securities or loans) of ￦50 billion or more. We also monitor our exposure to 37 industries. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

Credit Risk Management and Monitoring

Kookmin Bank’s Credit Risk Department establishes loan portfolio policies and appropriate credit risk limits, including those applicable to internal capital and total exposures to certain assets and business groups, to prevent excessive credit risk. It also analyzes and monitors our loan portfolios and monitors our compliance with the applicable limits for credit risk on a regular basis. In addition, it implements an industrial risk management plan by monitoring industrial trends and evaluating industry ratings. It also separately manages high-risk products, such as real estate project financing loans and over-the-counter derivative products, by setting appropriate limits.

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

More specifically, Kookmin Bank’s Credit Review Department continually reviews the financial condition of selected borrowers with respect to their current debt, collateral, business, transactions with related parties and debt service capability. Based on such review, Kookmin Bank may adjust the borrower’s credit rating, lending policy or asset quality classification of the loan provided to the borrower, depending on the applicable circumstances. Kookmin Bank also regularly reviews other aspects of the lending process, including industries and regions in which its borrowers operate and the quality of its domestic and overseas assets. Kookmin Bank’s industry reviews focus on growth, stability, competition and ability to adapt to a changing environment. Based on the results of a particular industry review, Kookmin Bank may revise the total exposure limit assigned to that industry and lending policy for each company within that industry. When a review takes place, Kookmin Bank may adjust not only the credit ratings of its borrowers based on a variety of factors, but also asset quality classification, credit limits and its credit policies. Credit review results are reported to Kookmin Bank’s chief risk management officer and its Risk Management Committee on a quarterly basis.

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

We use derivative instruments to hedge our market risk and, to a limited extent, to make profits by trading derivative products within acceptable risk limits. The principal objective of our hedging strategy is to manage our market risk within established limits. We use the following hedging instruments to manage relevant risks:

•

to hedge interest rate risk arising from its trading activities, the Capital Markets Group of Kookmin Bank occasionally uses interest rate futures (Korea Treasury Bond Futures) and interest rate swaps;

•

to hedge interest rate risk and foreign exchange risk arising from our foreign currency-denominated asset and liability positions as well as our trading activities, the Capital Markets Group of Kookmin Bank uses interest rate swaps, cross-currency interest rate swaps, foreign exchange forwards and futures, Euro-dollar futures and currency options; and

•

to change the interest rate characteristics of certain assets and liabilities after the original investment or funding, we use swaps. For example, depending on the market situation, we may choose to obtain fixed rate funding instead of floating rate funding if we believe that the terms are more favorable, which we can achieve by entering into interest rate swaps.

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

The following table shows the volume and types of positions held by Kookmin Bank for which the VaR method is used to measure market risk as of December 31, 2021 and 2022.

	As of December 31,
	2021		2022
	(in millions of Won)
Securities—Bond(1)	￦	11,744,275	￦	12,580,957
Securities—Equity(1)		61,485		65,914
Spot exchanges(2)		2,776,925		6,340,438
Derivatives(3)		5,900,343		15,181,621

Total	￦	20,483,028	￦	34,168,929

(1)	Represents amounts marked to market and as shown on the balance sheet information that is prepared and submitted to the Financial Supervisory Service for risk management purposes.
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

The following table shows Kookmin Bank’s ten-day HSVaRs (at a 99% confidence level for a ten-day holding period) as of December 31, 2021 and 2022 for interest risk, stock price risk and foreign exchange risk relating to its trading activities. The following figures were calculated on a consolidated basis.

	As of December 31,
	2021		2022
	(in billions of Won)
Risk categories:
Interest risk	￦	16.5	￦	47.1
Stock price risk		5.5		9.4
Foreign exchange risk		21.5		41.2
Less: diversification		(13.0)		(5.1)

Diversified VaR for overall trading activities	￦	30.5	￦	92.5

In 2022, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows:

	Trading activities VaR for 2022
	Average		Minimum		Maximum		As of December 31, 2022
	(in billions of Won)
Interest risk	￦	34.9	￦	16.5	￦	64.4	￦	47.1
Stock price risk		8.6		5.1		11.1		9.4
Foreign exchange risk		24.1		14.4		41.8		41.2
Less: diversification								(5.1)

Diversified VaR for overall trading activities	￦	49.7	￦	22.1	￦	99.4	￦	92.5

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

The following table shows the volume and types of instruments held by Kookmin Bank for which the standardized method is used to measure its required equity capital as of December 31, 2021 and 2022.

	As of December 31,
	2021		2022
	(in millions of Won)
Bonds(1)	￦	125,722	￦	177,016
Swaps and foreign exchange positions(2)		452,615		340,847
Derivative-linked securities		—		—
Debt-equity swap stock put options(3)		17		33

Total	￦	578,354	￦	517,895

(1)	Bonds held by our overseas consolidated subsidiaries, which cannot be measured through the use of our internal models.
(2)

Includes our overseas consolidated subsidiaries’ currency positions and their positions for foreign exchange swaps, total return swaps held by special purpose vehicles and foreign exchange derivatives that have not been authorized by the Financial Supervisory Service, which cannot be measured through the use of our internal models.

(3)	Reflects the value of our debt-equity swap stock put options in purchase agreements, which cannot be measured through the use of our internal models.

The following table shows Kookmin Bank’s required equity capital measured using the standardized method as of December 31, 2021 and 2022.

	As of December 31,
	2021		2022
	(in millions of Won)
Risk categories:
Interest risk	￦	25,431	￦	18,545
Stock price risk		5		4,686
Foreign exchange risk		46,173		70,756

Total	￦	71,610	￦	93,987

Back-Testing. We conduct back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compare both the actual and hypothetical profit and loss with the VaR calculations and analyze any results that fall outside our predetermined confidence interval of 99%. The number of times the actual changes in fair values, earnings or cash flows from the market risk sensitive instruments exceeded the VaR amounts in 2020, 2021 and 2022 was 9, 2 and 7, respectively.

Stress testing. In addition to VaR, which assumes normal market situations, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. This is an important way to supplement VaR, as VaR is a statistical expression of possible loss under a given confidence level and holding period. It does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2022, Kookmin Bank’s trading portfolio could have lost ￦530 billion for an assumed short-term extreme decline of approximately 25% in the equity market and an approximate 111 basis point increase in the Korean treasury bond rates under an abnormal stress environment.

We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk management officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Risk

Interest risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest risk related to our trading accounts using market value-based tools such as VaR and sensitivity analysis. As of December 31, 2022, the VaR of Kookmin Bank’s interest risk from trading was ￦47.1 billion and the weighted average duration, or weighted average maturity, of its Won-denominated debt securities at fair value through profit or loss was approximately 4.7 years.

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

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2021 and 2022. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31,(1)
	2021		2022
	(in millions of US$)
Currency:
U.S. dollars	US$	(783.4)	US$	(448.7)
Japanese Yen		(4.2)		5.0
Euro		7.0		17.7
Chinese Renminbi		50.8		67.0
Indonesian IDR		618.7		954.6
Others		96.7		91.6

Total	US$	(14.4)	US$	687.2

(1)	Amounts prepared on a non-consolidated basis.

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

As of December 31, 2022, Kookmin Bank’s equity trading position was ￦65.9 billion.

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

The following table shows Kookmin Bank’s interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2022.

	As of December 31, 2022
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest-earning assets:
Loans	￦	136,256	￦	83,762	￦	60,517	￦	36,680	￦	11,693	￦	328,908
Securities		8,045		5,057		9,750		30,238		13,886		66,976
Others		2,599		16		37		3		0		2,655

Total	￦	146,900	￦	88,835	￦	70,304	￦	66,921	￦	25,579	￦	398,539

Interest-bearing liabilities:
Deposits	￦	135,570	￦	37,820	￦	85,860	￦	49,968	￦	37,697	￦	346,915
Borrowings		16,661		0		24		144		0		16,829
Others		18,354		4,010		2,130		1,720		2,450		28,664

Total	￦	170,585	￦	41,830	￦	88,014	￦	51,832	￦	40,147	￦	392,408

Sensitivity gap		(23,685)		47,005		(17,710)		15,089		(14,568)		6,131
Cumulative gap		(23,685)		23,320		5,610		20,699		6,131
% of total assets		(5.9)%		5.9%		1.4%		5.2%		1.5%

	As of December 31, 2022
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Foreign currency-denominated Interest-earning assets:
Due from banks	￦	5,851	￦	144	￦	129	￦	152	￦	0	￦	6,276
Loans		27,846		4,077		3,143		2,714		5,150		42,930
Securities		5,366		1,179		2,043		1,236		1,900		11,724

Total	￦	39,063	￦	5,400	￦	5,315	￦	4,102	￦	7,050	￦	60,930

Interest-bearing liabilities:
Deposits	￦	20,383	￦	4,761	￦	5,488	￦	2,606	￦	2,475	￦	35,713
Borrowings		15,590		4,776		2,885		3,008		4,233		30,492
Others		1,211		0		0		0		0		1,211

Total	￦	37,184	￦	9,537	￦	8,373	￦	5,614	￦	6,708	￦	67,416

Sensitivity gap		1,879		(4,137)		(3,058)		(1,512)		342		(6,486)
Cumulative gap		1,879		(2,258)		(5,316)		(6,828)		(6,486)
% of total assets		3.1%		(3.7)%		(8.7)%		(11.2)%		(10.6)%

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2022, our Won-denominated asset and liability duration gap was positive and it moved between +0.020 years and +0.143 years. Accordingly, our net asset value would have declined (or increased) between ￦357 billion and ￦78 billion if interest rates had increased (or decreased) by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows Kookmin Bank’s duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates, on a non-consolidated basis.

Won-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2022	0.944	0.894	0.093	￦ 357
December 31, 2022	0.827	0.838	0.020	78

Foreign currency-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2022	0.906	0.743	0.136	￦ 85
December 31, 2022	0.841	0.682	0.102	63

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

The following table summarizes Kookmin Bank’s interest rate risk, taking into account asset and liability durations as of December 31, 2022.

	As of December 31, 2022
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	￦	146,900	￦	88,835	￦	70,304	￦	66,921	￦	25,579	￦	398,539
Liability position		170,585		41,830		88,014		51,832		40,147		392,408
Gap		(23,685)		47,005		(17,710)		15,089		(14,568)		6,131
Average maturity		0.085		0.331		0.646		1.596		4.407
Interest rate volatility		11.57%		10.87%		9.11%		6.39%		3.77%
Amount at risk		807		1,738		(1,294)		1,637		(1,741)		1,147

Foreign currency-denominated:
Asset position	￦	39,063	￦	5,400	￦	5,315	￦	4,102	￦	7,050	￦	60,930
Liability position		37,184		9,537		8,373		5,614		6,708		67,416
Gap		1,879		(4,137)		(3,058)		(1,512)		342		(6,484)
Average maturity		0.092		0.360		0.702		1.758		4.576
Interest rate volatility		(3.82)%		(4.13)%		(3.62)%		(2.62)%		0.37%
Amount at risk		(9)		61		78		46		238		414

IRRBB Analysis. Prior to January 2020, we estimated the maximum possible loss on net non-trading assets due to unfavorable changes in interest rates by calculating interest rate VaR using a historical simulation method with actual historical price, volatility and yield changes in comparison with the current position to generate hypothetical portfolios and calculate a distribution of position and portfolio market value changes. Using this method, Kookmin Bank’s interest rate VaR was ￦837 billion as of December 31, 2021 and ￦1,561 billion as of December 31, 2022.

Recent amendments to the Detailed Regulation on the Supervision of the Banking Business, which became effective in November 2019, require banks, including Kookmin Bank, to adopt the standards of the Interest Rate Risk in the Banking Book, or IRRBB, issued by the Basel Committee on Banking Supervision for calculating interest rate risk exposure. Such amendments were adopted in order to promote more financial stability for banks by requiring them to maintain a sufficient level of capital through a more robust risk management system. Under the new IRRBB analysis standards, Kookmin Bank estimates its interest rate risk by calculating the changes in economic value of equity and the changes in net interest income based on various interest rate risk scenarios. Under this method, Kookmin Bank’s interest risk exposure was ￦290 billion as of December 31, 2022.

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

We manage liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission generally requires Korean banks, including Kookmin Bank, to maintain a liquidity coverage ratio of not less than 100%. The Financial Services Commission defines the liquidity coverage ratio as the ratio of highly liquid assets to total net cash outflows over a 30-day period. The highly liquid assets and total net cash outflows included in the calculation of the liquid coverage ratio are determined in accordance with the “Standards for Calculation of Liquidity Coverage Ratio” under the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission requires Korean banks, including Kookmin Bank, to maintain a foreign currency liquidity coverage ratio of not less than 80%.

In April 2020, in order to encourage financial institutions to provide financial support to companies adversely affected by COVID-19, the Financial Services Commission announced that it would temporarily lower the required liquidity coverage ratio to 85%, and the required foreign currency liquidity coverage ratio to 70%. In June 2022, the Financial Services Commission began phasing out such temporary measures. The liquidity coverage ratio requirement is currently 92.5% and is expected to return to 100% in July 2023, while the foreign liquidity coverage ratio requirement returned to the pre-pandemic level of 80%.

Kookmin Bank’s Financial Planning Department is responsible for daily liquidity management with respect to its Won and foreign currency exposure. It reports monthly plans for funding and operations to the Asset Liability Management Committee of Kookmin Bank, which discusses factors such as interest rate movements and maturity structures of its deposits, loans and securities and establishes strategies with respect to deposit and lending rates.

The following table shows Kookmin Bank’s liquidity coverage ratio and foreign currency liquidity coverage ratio on an average balance basis for the month of December 2022 in accordance with Financial Services Commission regulations:

Liquidity coverage ratio:	30 Days or Less
(in billions of Won, except percentages)
Highly liquid assets (A)	￦ 76,781
Cash outflows (B)	99,884
Cash inflows (C)	22,475
Total net cash outflows (D = B-C)	77,409
Liquidity coverage ratio (A/D)	99.19%
Minimum limit	92.50%

Foreign currency liquidity coverage ratio:	30 Days or Less
	(in millions of US$, except percentages)
Highly liquid assets (A)	US$	6,333
Cash outflows (B)		13,798
Cash inflows (C)		9,443
Total net cash outflows (D = B-C)		4,355
Liquidity coverage ratio (A/D)		145.42%
Minimum limit		80.00%

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

The Financial Supervisory Service periodically conducts a general examination of our operations. It also performs specific audits on particular aspects of our operations, such as risk management, credit monitoring and liquidity, as the need arises. We and our subsidiaries have in the past been subject to, and expect in the future to be subject to, the receipt of warning notices or the imposition of penalties in connection with our or our subsidiaries’ failure to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. For example, in November 2020, the Financial Supervisory Service conducted a risk management evaluation of our company and Kookmin Bank, the result of which was deemed satisfactory. More recently, in June 2021, the Financial Supervisory Service conducted a comprehensive annual inspection of overall operations at our company and Kookmin Bank, and imposed administrative fines on us and Kookmin Bank for certain alleged deficiencies in operations, risk management and asset quality management. We and Kookmin Bank are working to improve the areas which the Financial Supervisory Service has noted required improvement.

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

IT System Operational Risk

The integrity of our IT systems, and their ability to withstand potential catastrophic events, are crucial to our continuing operations. Accordingly, we are continuing to strengthen our disaster recovery capabilities. In order to minimize operational risks relating to our IT systems, we have implemented a multi-CPU system that runs multiple CPUs simultaneously on-site and ensures system continuity in case any of the CPUs fails. This system backs up our data systems at an off-site location on a real-time basis to ensure that our operations can be carried out normally and without material interruption in the event of CPU failure. Also, in order to protect our Internet banking services from system failures and cyber attacks, we process our Internet transactions through two separate data processing centers.

We currently test our disaster recovery systems on a quarterly basis, with the comprehensive testing covering our branches and the main IT center’s disaster recovery system, and our Infrastructure System Department monitoring all of our computerized network processes and IT systems. In addition, we monitor and report on any unusual delays or irregularities reported by our branches. Moreover, Kookmin Bank’s Information Security Department is responsible for the daily monitoring of its information security system. Our business operations regularly conduct IT security inspections with respect to such operations and have implemented measures to identify and respond collectively to security breach attempts, such as hacking attempts. Furthermore, KB Kookmin Card and Kookmin Bank have each established technical as well as management-related standards governing information protection under which they operate their businesses.

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

In 2009, Kookmin Bank obtained ISO 27001 certification, which relates to information security. In 2011, Kookmin Bank also obtained ISO 20000 certification, which relates to IT service management, and BS 25999 certification, which relates to business continuity management. Kookmin Bank is the first Korean bank to have obtained all three such international certifications. In addition, between 2013 and 2022, we, Kookmin Bank, KB Insurance and KB Kookmin Card obtained ISMS certification, which relates to information security management, and KB Securities, KB Kookmin Card and Kookmin Bank obtained ISMS-P certification, which relates to personal information in addition to information security management. In 2017, KB Kookmin Card obtained PCI DSS certification, which relates to protection of credit card data.

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

Fees and Payments from the Depositary to Us

In 2022, we received the following payments from the depositary:

Reimbursement of listing fees:	$74,000
Reimbursement of SEC filing fees:	$76,038
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.) and legal fees (expenses related to the preparation of our Form 20-F for fiscal year 2021):	$1,305,579

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief finance officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief finance officer concluded that our disclosure controls and procedures as of December 31, 2022 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief finance officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by KPMG Samjong Accounting Corp., an independent registered public accounting firm, as stated in its report included herein, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Kyung Ho Kim and Whajoon Cho, our non-executive directors and members of our Audit Committee, qualify as “audit committee financial experts” and are independent within the meaning of this Item 16A.

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

Audit and Non-audit Fees

The following table sets forth the fees billed to us by independent registered public accounting firm KPMG Samjong Accounting Corp. during the fiscal year ended December 31, 2021 and 2022:

	Year Ended December 31,
	2021		2022
	(in millions of Won)
Audit fees	￦	12,459	￦	13,265
Audit-related fees		561		550
Tax fees		220		440

Total fees	￦	13,240	￦	14,255

Audit fees in the above table are the aggregate fees billed by KPMG Samjong Accounting Corp. in connection with:

•	the audits of our annual financial statements and the review of our interim financial statements;

•	the audits of our special purpose entities in connection with the Financial Investment Services and Capital Markets Act; and

•	our financial debenture offering services.

Audit-related fees in the above table are the aggregate fees billed by KPMG Samjong Accounting Corp. in connection with due diligence services rendered in the ordinary course of our business.

Tax fees in the above table are fees billed by KPMG Samjong Accounting Corp. in connection with tax audit-related services performed for KB Capital Co., Ltd. in 2021 and fees expected to be billed by KPMG Samjong Accounting Corp. in connection with tax audit-related services for Kookmin Bank in 2022.

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

On December 7, 2022, our Audit Committee approved the appointment of Samil PricewaterhouseCoopers, or PwC, as our principal accountant to audit our financial statements prepared in accordance with IFRS as issued by the IASB for the fiscal years ending December 31, 2023, 2024 and 2025 and the dismissal of KPMG Samjong Accounting Corp., or KPMG, our independent registered public accountants. PwC was appointed on December 29, 2022, with such appointment to be effective from January 1, 2023, and KPMG will be dismissed effective upon completion of its audit of our financial statements as of and for the year ended December 31, 2022, and the issuance of its report thereon.

The decision of our Audit Committee to dismiss KPMG, and to appoint PwC, as our principal accountant to audit our financial statements prepared in accordance with IFRS as issued by the IASB, was due to the expiration of KPMG’s term of engagement, which covered the fiscal years ended December 31, 2020, 2021 and 2022, following their designation as our external auditor by the Securities and Futures Commission in November 2019. Pursuant to the Act on External Audit of Stock Companies, as amended, a corporation that was audited by an external auditor designated by the Securities and Futures Commission cannot be audited by the same designated external auditor in the period immediately following the designated audit period.

KPMG’s reports on our consolidated financial statements prepared in accordance with IFRS as issued by the IASB for each of the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the fiscal years ended December 31, 2022 and 2021 and in the subsequent interim period preceding KPMG’s dismissal, or the Pre-Engagement Period, there were no disagreements with KPMG on any matter of accounting principles or practice, financial statement disclosure or auditing scope or procedure that if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in its reports. In addition, during the Pre-Engagement Period, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of the disclosure in this Item 16F to KPMG and requested that KPMG furnish us with a letter addressed to the Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of KPMG’s letter dated April 26, 2023 is filed as Exhibit 15.1 to this annual report on Form 20-F for the fiscal year ended December 31, 2022.

During the Pre-Engagement Period, neither we nor anyone acting on our behalf consulted with PwC regarding any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

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

Number	Description

1.1	Articles of Incorporation of KB Financial Group (translation in English).

2.1(1)	Form of Share Certificate of KB Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2(2)	Form of Fifth Amended and Restated Deposit Agreement among KB Financial Group, JPMorgan Chase Bank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, evidencing American depositary shares, including the form of American depositary receipt.

2.3(3)	Description of KB Financial Group’s Capital Stock.

2.4(4)	Description of KB Financial Group’s American Depositary Shares.

8.1(5)	List of subsidiaries of KB Financial Group.

11.1(6)	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

15.1	Letter of KPMG Samjong Accounting Corp. dated April 26, 2023.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (Embedded within Inline XBRL Document).

(1)	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009 (https://www.sec.gov/Archives/edgar/data/1445930/000095012309013901/h03411exv2w1.htm).
(2)	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-208008), filed on November 13, 2015 (https://www.sec.gov/Archives/edgar/data/1445930/000119380515001876/e614274_ex99-a.htm).
(3)	Incorporated by reference to “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock” of this annual report.
(4)

Incorporated by reference to exhibit 2.4 to the registrant’s filing on Form 20-F (No. 000-53445) filed on April 24, 2020 (https://www.sec.gov/Archives/edgar/data/1445930/000119312520118233/d862752dex24.htm).

(5)	Incorporated by reference to Note 41 of the consolidated financial statements of the registrant included in this annual report.
(6)	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on April 28, 2016 (https://www.sec.gov/Archives/edgar/data/1445930/000119312516561071/d181570dex111.htm).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/ Jong Kyoo Yoon
(Signature)

Jong Kyoo Yoon
Chairman and Chief Executive Officer
(Name and Title)

Date: April 26, 2023

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
KB Financial Group Inc.:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statements of financial position of KB Financial Group Inc. and its subsidiaries (“the Group”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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
(i) Assessment of the allowance for credit losses for loans
As discussed in Notes 3.6, 4.2, 10, and 11 to the consolidated financial statements, the Group recognized an allowance for credit losses using the Expected Credit Loss (ECL) impairment model for loans at amortized cost amounting to KRW 4,158,625 million as of December 31, 2022. A lifetime ECL is recognized for those loans that have experienced a Significant Increase in Credit Risk (SICR) since initial recognition or are credit impaired, otherwise a
12-month
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
(ii) Assessment of the measurement of fair value of certain level 3 derivatives and level 3 derivative-linked securities
As discussed in Notes 3.3.2 and 6.1.2 to the consolidated financial statements, as of December 31, 2022 the Group has level 3 derivative assets and liabilities of KRW 123,256 million and KRW 783,071 million, respectively, level 3 debt securities at fair value through profit or loss of KRW 14,061,903 million and level 3 financial liabilities designated at fair value through profit or loss of KRW 8,231,303 million, which include derivatives and derivative-linked securities measured using internally developed valuation models. Level 3 financial instruments are those for which the determination of the fair value requires the use of one or more significant inputs which are not based on observable market data. To measure the fair value of certain of these level 3 derivatives and derivative-linked securities, the Group uses internally developed valuation models, such as discounted cash flow models and option models, which use various inputs and assumptions depending on the nature of the financial instruments.
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

Seoul, Korea
April 26, 2023

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2022

	Dec. 31 2021		Dec. 31 2022		Dec. 31 2022
					Translation into U.S. dollars (Note 3)
	(In millions of Korean won)				(In thousands)
ASSETS
Cash and due from financial institutions	￦	31,009,374	￦	32,063,421	US$	25,443,525
Financial assets at fair value through profit or loss		66,005,815		64,935,344		51,528,626
Derivative financial assets		3,721,370		9,446,134		7,495,861
Loans measured at amortized cost		417,900,273		436,530,502		346,403,293
Financial investments		104,847,871		116,588,575		92,517,398
Investments in associates and joint ventures		448,718		682,670		541,724
Property and equipment		5,239,898		4,991,467		3,960,916
Investment property		2,514,944		3,148,340		2,498,326
Intangible assets		3,266,357		3,200,399		2,539,636
Net defined benefit assets		100,083		478,934		380,052
Current income tax assets		98,798		204,690		162,429
Deferred income tax assets		159,093		251,085		199,245
Assets held for sale		237,318		211,758		168,038
Assets of a disposal group held for sale		171,749		—		—
Other assets		28,174,173		28,437,529		22,566,244

Total assets	￦	663,895,834	￦	701,170,848	US$	556,405,314

LIABILITIES
Financial liabilities at fair value through profit or loss	￦	12,088,980	￦	12,271,604	US$	9,737,977
Derivative financial liabilities		3,682,258		9,506,709		7,543,929
Deposits		372,023,918		388,888,452		308,597,543
Borrowings		56,912,374		71,717,366		56,910,414
Debentures		67,430,188		68,698,203		54,514,596
Provisions		808,604		968,819		768,794
Net defined benefit liabilities		225,521		85,745		68,042
Current income tax liabilities		662,672		997,675		791,692
Deferred income tax liabilities		1,470,981		22,693		18,008
Insurance liabilities		57,165,936		58,230,303		46,207,925
Other liabilities		43,130,482		40,140,365		31,852,882

Total liabilities		615,601,914		651,527,934		517,011,803

TOTAL EQUITY
Share capital		2,090,558		2,090,558		1,658,936
Hybrid securities		2,838,221		4,434,251		3,518,744
Capital surplus		16,940,231		16,940,731		13,443,104
Accumulated other comprehensive income		1,047,274		(2,713,053)		(2,152,909)
Accumulated other comprehensive income relating to assets of a disposal group held for sale		7,671		—		—
Retained earnings		25,672,815		28,446,513		22,573,373
Treasury shares		(1,136,188)		(836,188)		(663,546)

Equity attributable to shareholders of the Parent Company		47,460,582		48,362,812		38,377,702
Non-controlling interests		833,338		1,280,102		1,015,809

Total equity		48,293,920		49,642,914		39,393,510

Total liabilities and equity	￦	663,895,834	￦	701,170,848	US$	556,405,314

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

	2020		2021		2022		2022
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Interest income	￦	14,485,747	￦	15,210,878	￦	20,788,518	US$	16,496,467
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		13,826,382		14,620,490		19,912,128		15,801,019
Interest income from financial instruments at fair value through profit or loss		659,365		590,388		876,390		695,448
Interest expense		(4,763,473)		(3,981,306)		(7,675,584)		(6,090,863)

Net interest income		9,722,274		11,229,572		13,112,934		10,405,604

Fee and commission income		4,527,024		5,323,606		5,121,520		4,064,118
Fee and commission expense		(1,568,085)		(1,698,023)		(1,799,888)		(1,428,278)

Net fee and commission income		2,958,939		3,625,583		3,321,632		2,635,839

Insurance income		14,386,640		16,107,858		17,136,842		13,598,726
Insurance expense		(14,086,647)		(15,551,147)		(16,440,329)		(13,046,016)

Net insurance income		299,993		556,711		696,513		552,709

Net gains on financial instruments at fair value through profit or loss before applying overlay approach		1,221,610		1,160,981		(359,158)		(285,005)
Losses on overlay adjustments		(210,244)		(165,677)		606,515		481,292

Net gains on financial instruments at fair value through profit or loss		1,011,366		995,304		247,357		196,287

Net other operating expenses		(1,499,930)		(1,923,567)		(2,365,791)		(1,877,344)

General and administrative expenses		(6,814,812)		(7,200,853)		(7,537,802)		(5,981,528)

Operating income before provision for credit losses		5,677,830		7,282,750		7,474,843		5,931,568

Provision for credit losses		(1,043,498)		(1,185,133)		(1,835,988)		(1,456,925)

Net operating income		4,634,332		6,097,617		5,638,855		4,474,643

Share of profit (loss) of associates and joint ventures		(43,750)		93,526		(28,758)		(22,821)
Net other non-operating income (expenses)		189,390		(109,537)		185,529		147,224

Net non-operating income (expenses)		145,640		(16,011)		156,771		124,404

Profit before income tax expense		4,779,972		6,081,606		5,795,626		4,599,046

Income tax expense		(1,264,394)		(1,697,225)		(1,622,387)		(1,287,425)

Profit for the year	￦	3,515,578	￦	4,384,381	￦	4,173,239	US$	3,311,621

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)
FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

	2020		2021		2022		2022
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Items that will not be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	￦	(13,434)	￦	(45,510)	￦	239,702	US$	190,213
Share of other comprehensive income (loss) of associates and joint ventures		(1)		51		183		145
Gains (losses) on equity securities at fair value through other comprehensive income		822,140		903,398		(931,731)		(739,363)
Fair value changes on financial liabilities designated at fair value through profit or loss due to own credit risk		8,819		13,715		38,867		30,842

		817,524		871,654		(652,979)		(518,163)

Items that may be reclassified subsequently to profit or loss
Currency translation differences		(187,283)		255,907		164,530		130,561
Gains (losses) on debt securities at fair value through other comprehensive income		(356,572)		(924,698)		(2,375,084)		(1,884,718)
Shares of other comprehensive income (loss) of associates and joint ventures		(6,846)		498		(545)		(432)
Gains (losses) on cash flow hedging instruments		(1,264)		20,864		31,474		24,976
Gains (losses) on hedging instruments of net investments in foreign operations		64,269		(57,935)		(79,085)		(62,757)
Other comprehensive income (loss) arising from separate account		(9,683)		(63,814)		(159,619)		(126,664)
Gains (losses) on overlay adjustment		152,125		120,282		(440,129)		(349,259)

		(345,254)		(648,896)		(2,858,458)		(2,268,293)

Other comprehensive income for the year, net of tax		472,270		222,758		(3,511,437)		(2,786,457)

Total comprehensive income for the year		3,987,848		4,607,139		661,802		525,165

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)
FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

	2020		2021		2022		2022
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Profit attributable to:
Shareholders of the Parent Company		3,468,448		4,409,543		4,394,830		3,487,462
Non-controlling interests		47,130		(25,162)		(221,591)		(175,841)

		3,515,578		4,384,381		4,173,239		3,311,621

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		3,966,361		4,610,549		869,854		690,262
Non-controlling interests		21,487		(3,410)		(208,052)		(165,097)

	￦	3,987,848	￦	4,607,139	￦	661,802	US$	525,165

Earnings per share
Basic earnings per share	￦	8,843	￦	11,134	￦	10,955	US$	8.69
Diluted earnings per share		8,730		10,890		10,705		8.49
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

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
FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

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

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2022	￦	2,090,558	￦	2,838,221	￦	16,940,231	￦	1,047,274	￦	7,671	￦	25,672,815	￦	(1,136,188)	￦	833,338	￦	48,293,920

Comprehensive income for the year
Profit for the year		—		—		—		—		—		4,394,830		—		(221,591)		4,173,239
Remeasurements of net defined benefit liabilities		—		—		—		239,624		—		—		—		78		239,702
Currency translation differences		—		—		—		157,281		(7,671)		—		—		14,920		164,530
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(3,548,378)		—		243,021		—		(1,458)		(3,306,815)
Share of other comprehensive income of associates and joint ventures		—		—		—		(362)		—		—		—		—		(362)
Gains on cash flow hedging instruments		—		—		—		31,474		—		—		—		—		31,474
Losses on hedging instruments of net investments in foreign operations		—		—		—		(79,085)		—		—		—		—		(79,085)
Other comprehensive loss arising from separate account		—		—		—		(159,619)		—		—		—		—		(159,619)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		38,867		—		—		—		—		38,867
Losses on overlay adjustments		—		—		—		(440,129)		—		—		—		—		(440,129)

Total comprehensive income for the year		—		—		—		(3,760,327)		(7,671)		4,637,851		—		(208,051)		661,802
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(853,299)		—		—		(853,299)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(584,452)		—		—		(584,452)
Issuance of hybrid securities		—		1,596,030		—		—		—		—		—		431,807		2,027,837
Dividends on hybrid securities		—		—		—		—		—		(126,402)		—		(36,094)		(162,496)
Retirement of treasury share		—		—		—		—		—		(300,000)		300,000		—		—
Others		—		—		500		—		—		—		—		259,102		259,602
Total transactions with shareholders		—		1,596,030		500		—		—		(1,864,153)		300,000		654,815		687,192

Balance as of December 31, 2022	￦	2,090,558	￦	4,434,251	￦	16,940,731	￦	(2,713,053)	￦	—	￦	28,446,513	￦	(836,188)	￦	1,280,102	￦	49,642,914

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	Translation into U.S. dollars (Note 3) (In thousands)
Balance as of January 1, 2022	US$	1,658,936	US$	2,252,235	US$	13,442,707	US$	831,051	US$	6,087	US$	20,372,340	US$	(901,608)	US$	661,285	US$	38,323,033

Comprehensive income for the year
Profit for the year		—		—		—		—		—		3,487,462		—		(175,841)		3,311,621
Remeasurements of net defined benefit liabilities		—		—		—		190,151		—		—		—		62		190,213
Currency translation differences		—		—		—		124,808		(6,087)		—		—		11,840		130,561
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(2,815,771)		—		192,846		—		(1,157)		(2,624,081)
Share of other comprehensive income of associates and joint ventures		—		—		—		(287)		—		—		—		—		(287)
Gains on cash flow hedging instruments		—		—		—		24,976		—		—		—		—		24,976
Losses on hedging instruments of net investments in foreign operations		—		—		—		(62,757)		—		—		—		—		(62,757)
Other comprehensive loss arising from separate account		—		—		—		(126,664)		—		—		—		—		(126,664)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		30,842		—		—		—		—		30,842
Losses on overlay adjustments		—		—		—		(349,259)		—		—		—		—		(349,259)

Total comprehensive income for the year		—		—		—		(2,983,960)		(6,087)		3,680,308		—		(165,096)		525,165
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(677,125)		—		—		(677,125)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(463,785)		—		—		(463,785)
Issuance of hybrid securities		—		1,266,510		—		—		—		—		—		342,655		1,609,165
Dividends on hybrid securities		—		—		—		—		—		(100,305)		—		(28,642)		(128,947)
Retirement of treasury share		—		—		—		—		—		(238,061)		238,061		—		—
Others		—		—		397		—		—		—		—		205,607		206,004

Total transactions with shareholders		—		1,266,510		397		—		—		(1,479,275)		238,061		519,620		545,313
Balance as of December 31, 2022	US$	1,658,936	US$	3,518,744	US$	13,443,104	US$	(2,152,909)	US$	—	US$	22,573,373	US$	(663,546)	US$	1,015,809	US$	39,393,510

the above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

	2020		2021		2022		2022
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from operating activities:
Profit for the year	￦	3,515,578	￦	4,384,381	￦	4,173,239	US$	3,311,621

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss		(566,447)		(274,515)		(437,347)		(347,051)
Net losses on derivative financial instruments for hedging purposes		(52,696)		213,996		141,759		112,491
Adjustment of fair value of derivative financial instruments		(3,198)		—		—		—
Provision for credit losses		1,043,498		1,185,133		1,835,988		1,456,925
Net losses on financial investments		(278,805)		97,813		236,685		187,818
Share of loss (profit) of associates and joint ventures		43,750		(93,526)		28,758		22,821
Depreciation and amortization expense		874,911		850,614		878,841		697,393
Amortization expense of VOBA		173,866		156,074		137,617		109,204
Other net losses (gains) on property and equipment/intangible assets		(124,218)		1,974		(251,858)		(199,859)
Share-based payments		49,364		101,935		58,275		46,243
Provision for policy reserves		2,709,818		2,761,135		1,046,300		830,278
Post-employment benefits		216,891		237,315		249,874		198,284
Net interest expense (income)		458,210		256,736		(89,588)		(71,091)
Losses (gains) on foreign currency translation		(116,786)		(665,282)		669,989		531,661
Gain on a bargain purchase		(145,067)		(288)		—		—
Other expenses		524,742		721,459		800,935		635,572

		4,807,833		5,550,573		5,306,228		4,210,691

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(7,139,647)		(6,149,781)		3,121,774		2,477,245
Derivative financial instruments		(38,376)		39,343		546,095		433,347
Loans measured at fair value through other comprehensive income		81,803		(24,618)		(49,352)		(39,163)
Loans measured at amortized cost		(31,126,636)		(41,457,544)		(21,129,553)		(16,767,091)
Current income tax assets		(54,539)		10,581		(105,892)		(84,029)
Deferred income tax assets		(15,108)		(92,967)		(91,429)		(72,552)
Other assets		(5,996,324)		950,313		(1,222,952)		(970,458)
Financial liabilities at fair value through profit or loss		(3,247,108)		759,989		1,252,561		993,954
Deposits		27,381,662		32,497,922		16,566,047		13,145,778
Current income tax liabilities		323,313		(102,273)		335,003		265,837
Deferred income tax liabilities		(120,023)		294,130		(152,767)		(121,226)
Other liabilities		3,216,600		1,314,561		(2,862,918)		(2,271,833)

		(16,734,383)		(11,960,344)		(3,793,383)		(3,010,191)

Net cash inflow (outflow) from operating activities	￦	(8,410,972)	￦	(2,025,390)	￦	5,686,084	US$	4,512,120

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

	2020		2021		2022		2022
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from investing activities:
Net cash flows from derivative financial instruments for hedging purposes	￦	(64,177)	￦	427	￦	(166,066)	US$	(131,780)
Disposal of financial asset at fair value through profit or loss		14,169,758		13,788,604		9,513,537		7,549,348
Acquisition of financial asset at fair value through profit or loss		(13,923,371)		(12,298,792)		(12,807,238)		(10,163,023)
Disposal of financial investments		83,143,443		50,825,909		25,993,266		20,626,630
Acquisition of financial investments		(92,206,817)		(56,633,996)		(43,612,269)		(34,607,968)
Disposal of investments in associates and joint ventures		210,266		678,636		167,690		133,068
Acquisition of investments in associates and joint ventures		(515,342)		(261,881)		(430,400)		(341,539)
Disposal of property and equipment		6,465		7,016		31,181		24,743
Acquisition of property and equipment		(424,862)		(286,613)		(296,937)		(235,631)
Disposal of investment property		646,263		177,033		1,292,114		1,025,341
Acquisition of investment property		(53,196)		(118,961)		(649,961)		(515,768)
Disposal of intangible assets		14,303		8,203		5,654		4,487
Acquisition of intangible assets		(182,859)		(191,696)		(237,258)		(188,273)
Net cash flows from changes in ownership of subsidiaries		(1,951,245)		374,992		932,428		739,917
Others		142,961		75,105		(21,456)		(17,026)

Net cash outflow from investing activities		(10,988,410)		(3,856,014)		(20,285,715)		(16,097,474)

Cash flows from financing activities:
Net cash flows from derivative financial instruments for hedging purposes		(16,202)		5,870		33,402		26,506
Net increase in borrowings		10,683,659		7,321,582		14,669,649		11,640,916
Increase in debentures		119,705,016		121,767,039		107,607,314		85,390,432
Decrease in debentures		(107,760,800)		(117,509,585)		(106,631,213)		(84,615,859)
Increase (decrease) in other payables to trust accounts		2,326,495		(509,106)		(1,225,402)		(972,402)
Dividends paid to shareholders of the Parent Company		(861,092)		(981,879)		(1,437,751)		(1,140,909)
Dividends paid on hybrid securities		(22,860)		(71,537)		(126,402)		(100,305)
Issuance of hybrid securities		1,296,783		1,142,233		1,596,030		1,266,510
Decrease in non-controlling interests		(25,658)		(24,145)		395,713		314,013
Redemption of principal of lease liabilities		(235,498)		(253,248)		(257,570)		(204,391)
Others		172,433		(65,826)		694,473		551,090

Net cash inflow from financing activities		25,262,276		10,821,398		15,318,243		12,155,599

Effect of exchange rate changes on cash and cash equivalents		(261,665)		241,544		170,639		135,408

Net increase (decrease) in cash and cash equivalents		5,601,229		5,181,538		889,251		705,654
Cash and cash equivalents at the beginning of the year		14,490,506		20,091,735		25,273,273		20,055,288

Cash and cash equivalents at the end of the year	￦	20,091,735	￦	25,273,273	￦	26,162,524	US$	20,760,942

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
8-gil,
Yeongdeungpo-gu,
Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd., which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022.
The Parent Company’s share capital as of December 31, 202
2
, is ￦2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.
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
2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2022.

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
The amendments update a reference of definition of assets and liabilities to qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of IFRS No.37
Provisions, Contingent Liabilities and Contingent Assets
, and IFRS No.21
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

•	Annual improvements to IFRS 2018-2020
These amendments do not have a significant impact on the consolidated financial statements.

•	IFRS No.1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter

•	IFRS No.9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities

•	IFRS No.16 Leases – Lease incentives

•	IAS No.41 Agricultur e – Measuring fair value
2.1.2 The Group has changed the following accounting policy for its annual reporting period commencing January 1, 2022.
The Group had classified due from financial institutions with restriction to use, such as reserve requirement deposits, as due from financial institutions measured at amortized cost rather than cash and cash equivalents; however, following the IFRS Interpretations Committee’s decision that cash and cash equivalents include restricted demand deposits, some classified due from financial institutions with restriction to use, such as reserve requirement deposits, the Group has retrospectively classified these accounts as cash and cash equivalents from January 1, 2022. The comparative consolidated financial statements have been restated to reflect the changes made to retrospective application.
The application of these accounting policy changes has no effect on the consolidated statements of financial position as of January 1, 2021, December 31, 2021 and 2022, and the consolidated statements of comprehensive income for the years ended December 31, 2020, 2021 and 2022. The effects on the consolidated statements of cash flows for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Increase in changes in other assets	￦	3,129,722	￦	4,674,874	￦	175,012
Increase (decrease) in effect of exchange rate changes on cash and cash equivalents in foreign currency		(89,860)		83,297		88,082
Increase in beginning balance of cash and cash equivalents		8,366,781		11,406,643		16,164,814
Increase in ending balance of cash and cash equivalents		11,406,643		16,164,814		16,427,908

2.1.3 The following new and amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Group.

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

The detailed preparations for adoption and future plans are as follows:
(KB Insurance Co., Ltd.)

Key activity	Progress (at the reporting date)	Future plan
Implementation department	(Feb. 2017) Organize the implementation department of IFRS No.17	—
(Apr. 2018) Expand the implementation department of IFRS No.17 (currently, total 14 personnel who are fully in charge of)
Implementation of accounting system	(Feb. 2017) Start implementation of the integrated actuarial system (Jun. 2018) Complete implementation of the system	—
(Sep. 2018) Start implementation of the accounting system (Nov. 2020) Complete implementation of the system
Currently, pilot operation
Training for executives and employees	Prepare and implement training for executives/head of departments and employees in related departments	—
Reporting to management	Report implementation of the system, financial effects, etc.	—
(KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.))

Key activity	Progress (at the reporting date)	Future plan
Implementation department	(Apr. 2016) Organize the implementation department of IFRS No.17 (currently, total 10 personnel who are fully in charge of)	—
Implementation of accounting system	(Nov. 2017) Start implementation of the integrated actuarial system (Nov. 2018) Complete implementation of the system	Advancement of the internal control over financial reporting
(Nov. 2020) Start implementation of the accounting system (Dec. 2021) Complete implementation of the system
Training for executives and employees	Implement training for employees	—
Reporting to management	Report the implementation of the system, financial effect of insurance supervisory accounting for adoption of IFRS No.17	—

(KB Life Insurance Co., Ltd)

Key activity	Progress (at the reporting date)	Future plan
Implementation department	(Jul. 2018) Organize the responsive team for IFRS No.17 (Mar. 2019) Organize and operate TF for IFRS No.17	—
Implementation of accounting system	(Mar. 2019) Start implementation of the accounting system (Dec. 2020) Complete implementation of the system Currently, pilot operation	—
Training for executives and employees
Prepare and implement training for executives/head of departments and employees in related departments (total 20 trainings)
(Nov. 2020) Open online training
(Dec. 2021) Implement
non-face-to-face
training
Plan to expand training target
Reporting to management	Report implementation of the system, financial effects, etc.	—
(c) Financial effect evaluation
As the adoption of IFRS No.17 changes the measurement method of insurance liability and insurance revenue recognition, financial volatility is expected to occur in the consolidated financial statements for 2023.
In order to analyze the financial impact of the initial application of IFRS No.17, the Group assessed the impact on the consolidated financial statements based on the information available and the current circumstances as of December 31, 2022.
Therefore, the results of financial impact assessment as of December 31, 2022 are subject to change depending on economic conditions and additional information available to the Group in the future.
(Changes in amounts in the consolidated statement of financial position and the consolidated statement of comprehensive income)
The results of the financial impact assessment of the initial application of IFRS No.17 to the consolidated financial statement using the implemented accounting system as of December 31, 2022, based on information obtained up to the date of this annual report
are as follows:
Under IFRS No.17, on a consolidated basis, total assets, total liabilities and total equity as of December 31, 2022 are expected to be ￦ 688,608,545 million, ￦ 634,464,297 million and ￦ 54,144,248 million, respectively, and net income and total comprehensive income for the year ended December 31, 2022 are expected to be ￦ 3,900,094 million and ￦ 4,046,755 million, respectively.
Compared to IFRS No.4, on a consolidated basis, the total assets of ￦ 12,562,303 million and total liabilities of ￦ 17,063,637 million decreased, respectively, and the total equity of ￦
4,501,334

million increased. Net income of ￦ 273,145 million and profit attributable to shareholders of the Parent company of ￦ 273,145 million decreased, and total comprehensive income of ￦ 3,384,953 million increased. The results of this analysis
will be opening balances as of January 1, 2023, but it
may change by economic conditions and additional information available to the Group in the future
.

1) Effects on consolidated statement of financial position

IFRS No.4			IFRS No.17			Net increase (decrease)
(In millions of Korean won)
Assets			Assets
Financial assets	￦	659,563,977	Financial assets	￦	660,449,629	￦	885,652
Intangible assets		3,200,399	Intangible assets		1,858,470		(1,341,929)
Deferred income tax assets		251,085	Deferred income tax assets		188,372		(62,713)
Other assets		28,437,529	Other assets		14,815,439		(13,622,090)
			Insurance contract assets		83,304		83,304
			Reinsurance contract assets		1,495,966		1,495,966
Others		9,717,858	Others		9,717,365		(493)

Total assets	￦	701,170,848	Total assets	￦	688,608,545	￦	(12,562,303)

Liabilities			Liabilities
Financial liabilities		551,082,334	Financial liabilities		556,125,846		5,043,512
Insurance contract liabilities		58,230,303	Insurance contract liabilities		45,920,012		(12,310,291)
			Reinsurance contract liabilities		31,728		31,728
Deferred income tax liabilities		22,693	Deferred income tax liabilities		1,574,954		1,552,261
Other liabilities		40,140,365	Other liabilities		28,793,630		(11,346,735)
Others		2,052,239	Others		2,018,127		(34,112)

Total liabilities	￦	651,527,934	Total liabilities	￦	634,464,297	￦	(17,063,637)

Equity			Equity
Share capital and capital adjustments		22,629,352	Share capital and capital adjustments		22,629,352		—
Accumulated other comprehensive income		(2,713,053)	Accumulated other comprehensive income		1,312,522		4,025,575
Retained earnings		28,446,513	Retained earnings		28,922,272		475,759
Non-controlling interests		1,280,102	Non-controlling interests		1,280,102		—

Total equity	￦	49,642,914	Total equity	￦	54,144,248	￦	4,501,334

2) Effects on consolidated statement of comprehensive income

IFRS No.4			IFRS No.17			Net increase (decrease)
(In millions of Korean won)
Net interest income	￦	13,112,934	Net interest income 1	￦	11,393,422	￦	(1,719,512)
Net fee and commission income		3,321,632	Net fee and commission income		3,514,902		193,270
Net insurance income		696,513	Net insurance income		1,334,090		637,577
Insurance income		17,136,842	Insurance income		9,544,474		(7,592,368)
Insurance expense		(16,440,329)	Insurance service expense		(7,961,019)		8,479,310
			Reinsurance income		522,389		522,389
			Reinsurance expense		(771,754)		(771,754)
Net gains on financial instruments at fair value through profit or loss		247,357	Net gains on financial instruments at fair value through profit or loss		(1,133,475)		(1,380,832)
			Insurance finance income		897,441		897,441
Net other operating expenses		(2,365,791)	Net other operating expenses		(2,268,465)		97,326
General and administrative expenses		(7,537,802)	General and administrative expenses		(6,643,654)		894,148
Provision for credit losses		(1,835,988)	Provision for credit losses		(1,847,775)		(11,787)
Net other non-operating income (expenses)		156,771	Net other non-operating income (expenses)		160,569		3,798
Profit before income tax expense		5,795,626	Profit before income tax expense		5,407,055		(388,571)
Income tax expense		(1,622,387)	Income tax expense		(1,506,961)		115,426
Profit for the year		4,173,239	Profit for the year		3,900,094		(273,145)
Non-controlling interests		(221,591)	Non-controlling interests		(221,591)		—
Shareholders of the Parent Company		4,394,830	Shareholders of the Parent Company		4,121,685		(273,145)
Other comprehensive income for the year, net of tax		(3,511,437)	Other comprehensive income for the year, net of tax		146,661		3,658,098

Total comprehensive income for the year	￦	661,802	Total comprehensive income for the year	￦	4,046,755	￦	3,384,953

1	Includes insurance interest expense on insurance contract liabilities.

(Financial impact due to the transition methods to IFRS No.17)
The expected impact of the transition methods on the valuation of insurance contract liabilities as of the transition date of January 1, 2022 is as follows:
1) KB Insurance Co., Ltd.
The Group adjusted the original cost-based measurement to current measurement by applying the fully retrospective approach for the group of insurance contract issued from 2018 to 2021 (within immediately preceding 4 years prior to the transition date of January 1, 2022), and by applying the fair value approach for the group of insurance contracts issued before 2018 (for the periods prior to the year beginning January 1, 2018).
In applying the fair value approach, the fair value of insurance contracts (IFRS No.13 Fair Value Measurements) was calculated by reflecting some of adjustments based on the valuation amount of insurance contract liabilities calculated under the Korean-Insurance Capital Standards. As a result of analyzing the financial impact related to accounting for transition applying IFRS No.17, as of January 1, 2022, the insurance contract assets and insurance contract liabilities are expected to be
￦ 1,644,590 million and ￦ 25,847,176 million, respectively.
The impact of the transition method on the valuation of KB Insurance Co., Ltd.’s insurance contract liabilities included in the Group’s consolidated financial statements is as follows:

		IFRS No.17
Transition method	Period	Insurance contract assets 1		Insurance contract liabilities 1		Contractual service margin 2
	(In millions of Korean won)
Fully retrospective approach	From 2018 to 2021	￦	1,358,667	￦	4,760,646	￦	5,061,116
Fair value approach	Before 2018		285,923		21,086,530		2,169,132

		￦	1,644,590	￦	25,847,176	￦	7,230,248

1	Insurance contract assets and insurance contract liabilities are the total amounts, including reinsurance contract assets and reinsurance contract liabilities, respectively.
2	The contractual service margin is presented as net amount by offsetting the amounts included in the insurance contract assets and insurance contract liabilities.
2) KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)
The Group has control over KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) as it holds the 100% ownership interests on KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) through stock purchases on August 31, 2020, after the approval obtained from the Financial Services Commission for inclusion the company as a subsidiary on August 26, 2020. Accordingly, the Group adjusted the original cost-based measurement to current measurement by applying the fully retrospective approach for the group of insurance contract issued by KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)
In applying the fully retrospective approach, the contractual service margin on initial recognition for the group of insurance contract as of the acquisition date, was measured based on applying the fair value of the business combination under measurement on initial recognition of insurance contracts acquired in a business combination of IFRS No.17. As a result of analyzing the financial impact related to accounting for transition applying IFRS No.17, as of January 1, 2022, the insurance contract liabilities are expected to be ￦ 20,140,367 million.

The impact of the transition method on the valuation of KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)’s insurance contract liabilities included in the Group’s consolidated financial statements is as follows:

		IFRS No.17
Transition method	Period	Insurance contract assets 1		Insurance contract liabilities 1		Contractual service margin 2
	(In millions of Korean won)
Fully retrospective approach	For the entire period	￦	—	￦	20,140,367	￦	3,606,629

		￦	—	￦	20,140,367	￦	3,606,629

1	Insurance contract assets and insurance contract liabilities are the total amounts, including reinsurance contract assets and reinsurance contract liabilities, respectively.
2	The contractual service margin is presented as net amount by offsetting the amounts included in the insurance contract assets and insurance contract liabilities.
3) KB Life Insurance Co., Ltd.
The Group adjusted the original cost-based measurement to current measurement by applying the fully retrospective approach for the group of insurance contract issued from 2019 to 2021 (within immediately preceding 3 years prior to the transition date of January 1, 2022), and by applying the fair value approach for the group of insurance contracts issued before 2019 (for the periods prior to the year beginning January 1, 2019).
In applying the fair value approach, the fair value of insurance contracts (IFRS No.13 Fair Value Measurements) was calculated by reflecting some of adjustments based on the valuation amount of insurance contract liabilities calculated under the Korean-Insurance Capital Standards. As a result of analyzing the financial impact related to accounting for transition applying IFRS No.17, as of January 1, 2022, the insurance contract assets and insurance contract liabilities are expected to be ￦ 3,854 million and ￦ 8,459,438 million, respectively.
The impact of the transition method on the valuation of KB Life Insurance Co., Ltd.’s insurance contract liabilities included in the Group’s consolidated financial statements is as follows:

Transition method	Period	IFRS No.17
		Insurance contract assets 1		Insurance contract liabilities 1		Contractual service margin 2
	(In millions of Korean won)
Fully retrospective approach	From 2019 to 2021	￦	3,369	￦	2,038,428	￦	359,140
Fair value approach	Before 2019		485		6,421,010		57,691

		￦	3,854	￦	8,459,438	￦	416,831

1	Insurance contract assets and insurance contract liabilities are the total amounts, including reinsurance contract assets and reinsurance contract liabilities, respectively.
2	The contractual service margin is presented as net amount by offsetting the amounts included in the insurance contract assets and insurance contract liabilities.
(Financial effect related to insurance liabilities)
If the Group applies IFRS No.17 to insurance liabilities as of December 31, 2022, the insurance (reinsurance) contract assets and insurance (reinsurance) contract liabilities are expected to be ￦ 1,579,270 million and ￦ 45,951,740 million, respectively.

The estimated composition of applicable assets and liabilities under IFRS No.17 is as follows:

(In millions of Korean won)	Assets under IFRS No.17
Insurance contract assets	￦	83,304
Contractual service margin		(316,418)
Reinsurance contract assets		1,495,966
Contractual service margin on reinsurance contract		(93,045)

	￦	1,579,270

(In millions of Korean won)	Liabilities under IFRS No.17
Insurance contract liabilities	￦	45,920,012
Contractual service margin		12,892,278
Reinsurance contract liabilities		31,728
Contractual service margin on reinsurance contract		(7,922)

	￦	45,951,740

(Financial impact of reclassifications of business models)
The Group will
re-evaluate
the business models according to the facts and circumstances as of the initial application date of IFRS No.17 for financial assets held in relation to activities related to contracts within the scope of IFRS No.17. If the business model changes as a result of the re-evaluation,
it is expected that the measurement categories of financial instruments will be reclassified and the carrying amount will change accordingly.
The expected impact of the measurement categories of financial instruments due to the re-evaluation
of business models is as follows:

Measurement categories before the re-evaluation of the business models	Measurement categories after the re-evaluation of the business models	Carrying amount before the re-evaluation of the business models	Carrying amount after the re-evaluation of the business models
	(In millions of Korean won)
Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	￦ 106,412	￦ 106,412
Loans measured at amortized cost	Financial assets at fair value through other comprehensive income	134,811	126,674
Securities measured at amortized cost	Financial assets at fair value through other comprehensive income	22,389,536	18,068,804

*
The Group
re-evaluated
business model evaluation units, management performance reporting, compensation, and risk management for financial assets held in relation to activities related to contracts within the scope of IFRS No.17. Following the re-evaluation
of the business models, the Group will reclassify the financial assets as financial assets at fair value through other comprehensive income if both of the following conditions are met: (a) financial assets are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and (b) where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding.

•	Amendments to IAS No.1 Presentation of Financial Statements – Accounting Policy Disclosure
The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2
 Making Materiality Judgements
was amended to explain and demonstrate how to apply the concept of materiality. The amendments should be applied for annual reporting periods beginning on or after January 1, 2024, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

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

•	Amendments to IFRS No.1 Presentation of Financial Statements – Disclosure of gains or losses on valuation of financial liabilities with exercise price adjustment conditions
The amendments require disclosures about gains or losses on valuation occurred for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of IFRS No.32
Financial Instruments: Presentation
. The amendments should be applied for annual reporting periods beginning on or after January 1, 2024, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.
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
2.4.4 Net defined benefit assets(liabilities)
The present value of the net defined benefit assets(liabilities) is affected by changes in the various factors determined by the actuarial method.
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
For the comparative purpose, certain information in the notes for the years ended December 31, 2020 and 2021 have been reclassified to conform to the presentation for the year ended December 31, 2022.
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
As of December 31, 2022, the Group measures expected credit losses to the financial assets by applying both the worse scenario and the crisis scenario, etc. taking into consideration the uncertain financial environment internally and externally and the potential credit risk resulting from the rapid economic recession.
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
3.14 Insurance Contracts
KB Insurance Co., Ltd., KB Life Insurance Co., Ltd., and KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) the subsidiaries of the Group, issue insurance contracts.
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
3.25 United States dollar amounts
The Group operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of ￦ 1,260.2 to U.S. $1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 2022. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.
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
4.2.3 Maximum exposure to
credit
risk
The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Financial assets
Due from financial institutions measured at amortized cost*	￦	28,362,387	￦	29,500,768
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		200,742		69,469
Securities measured at fair value through profit or loss		63,002,692		61,787,727
Loans measured at fair value through profit or loss		269,296		493,562
Financial instruments indexed to the price of gold		113,622		90,006
Derivatives		3,721,370		9,446,134
Loans measured at amortized cost*		417,900,273		436,530,502
Financial investments:
Securities measured at fair value through other comprehensive income		56,259,511		55,610,319
Securities measured at amortized cost*		44,471,628		58,288,734
Loans measured at fair value through other comprehensive income		313,604		363,144
Other financial assets*		10,755,350		11,209,350

		625,370,475		663,389,715

Off-balance sheet items
Acceptances and guarantees contracts		10,199,689		12,425,753
Financial guarantee contracts		6,892,464		8,297,042
Commitments		170,218,143		188,168,340

		187,310,296		208,891,135

	￦	812,680,771	￦	872,280,850

*	After netting of allowance
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
4.2.4.1 Credit risk exposure
Credit qualities of loans as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Loans measured at amortized cost*
Corporate
Grade 1	￦	111,284,284	￦	5,345,956	￦	3,705	￦	—	￦	116,633,945
Grade 2		68,050,042		7,847,126		4,338		—		75,901,506
Grade 3		5,323,745		2,850,266		2,949		—		8,176,960
Grade 4		586,857		1,037,461		7,570		—		1,631,888
Grade 5		12,877		352,046		2,143,708		—		2,508,631

		185,257,805		17,432,855		2,162,270		—		204,852,930

Retail
Grade 1		170,810,128		4,593,302		11,609		—		175,415,039
Grade 2		9,093,868		4,209,451		35,097		—		13,338,416
Grade 3		3,410,624		1,414,439		23,467		—		4,848,530
Grade 4		235,150		400,029		17,998		—		653,177
Grade 5		495,987		445,588		710,341		—		1,651,916

		184,045,757		11,062,809		798,512		—		195,907,078

Credit card
Grade 1		10,640,412		1,113,400		—		—		11,753,812
Grade 2		3,919,053		1,027,546		—		—		4,946,599
Grade 3		1,360,908		1,412,951		—		—		2,773,859
Grade 4		82,565		608,250		—		—		690,815
Grade 5		1,267		130,712		527,256		—		659,235

		16,004,205		4,292,859		527,256		—		20,824,320

		385,307,767		32,788,523		3,488,038		—		421,584,328

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		233,868		—		—		—		233,868
Grade 2		79,736		—		—		—		79,736
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		313,604		—		—		—		313,604

		313,604		—		—		—		313,604

	￦	385,621,371	￦	32,788,523	￦	3,488,038	￦	—	￦	421,897,932

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Loans measured at amortized cost*
Corporate
Grade 1	￦	134,487,020	￦	5,877,660	￦	3,372	￦	—	￦	140,368,052
Grade 2		65,627,866		8,585,346		4,480		—		74,217,692
Grade 3		4,054,715		3,221,267		14,693		—		7,290,675
Grade 4		570,670		922,748		34,298		—		1,527,716
Grade 5		11,910		419,058		1,959,706		—		2,390,674

		204,752,181		19,026,079		2,016,549		—		225,794,809

Retail
Grade 1		168,460,089		4,240,281		11,286		—		172,711,656
Grade 2		7,697,699		3,846,756		32,877		—		11,577,332
Grade 3		4,319,404		1,477,076		25,599		—		5,822,079
Grade 4		293,828		313,999		32,330		—		640,157
Grade 5		25,672		670,642		837,187		—		1,533,501

		180,796,692		10,548,754		939,279		—		192,284,725

Credit card
Grade 1		11,547,014		1,316,136		—		—		12,863,150
Grade 2		4,390,211		1,214,946		—		—		5,605,157
Grade 3		1,142,362		1,925,145		—		—		3,067,507
Grade 4		2,227		302,736		—		—		304,963
Grade 5		666		173,049		595,101		—		768,816

		17,082,480		4,932,012		595,101		—		22,609,593

		402,631,353		34,506,845		3,550,929		—		440,689,127

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		303,317		—		—		—		303,317
Grade 2		59,827		—		—		—		59,827
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		363,144		—		—		—		363,144

		363,144		—		—		—		363,144

	￦	402,994,497	￦	34,506,845	￦	3,550,929	￦	—	￦	441,052,271

*	Before netting of allowance

Credit qualities of loans graded according to internal credit ratings as of December 31, 2021 and 2022, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under
4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Guarantees	￦	90,696,507	￦	6,604,758	￦	396,097	￦	97,697,362
Deposits and savings		5,723,090		98,389		79,229		5,900,708
Property and equipment		13,205,822		597,251		319,697		14,122,770
Real estate		182,139,890		13,736,634		1,990,847		197,867,371

	￦	291,765,309	￦	21,037,032	￦	2,785,870	￦	315,588,211

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Guarantees	￦	100,396,614	￦	7,060,738	￦	301,688	￦	107,759,040
Deposits and savings		6,206,646		141,016		51,297		6,398,959
Property and equipment		14,648,523		1,002,291		180,103		15,830,917
Real estate		190,604,649		15,720,019		1,706,308		208,030,976

	￦	311,856,432	￦	23,924,064	￦	2,239,396	￦	338,019,892

4.2.5 Credit risk of securities
Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Securities measured at amortized cost*
Grade 1	￦	43,427,028	￦	—	￦	—	￦	—	￦	43,427,028
Grade 2		1,039,757		—		—		—		1,039,757
Grade 3		1,371		7,641		—		—		9,012
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		44,468,156		7,641		—		—		44,475,797

Securities measured at fair value through other comprehensive income
Grade 1		51,490,960		—		—		—		51,490,960
Grade 2		4,682,582		—		—		—		4,682,582
Grade 3		42,861		3,973		—		—		46,834
Grade 4		39,135		—		—		—		39,135
Grade 5		—		—		—		—		—

		56,255,538		3,973		—		—		56,259,511

	￦	100,723,694	￦	11,614	￦	—	￦	—	￦	100,735,308

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Securities measured at amortized cost*
Grade 1	￦	56,448,267	￦	—	￦	—	￦	—	￦	56,448,267
Grade 2		1,845,339		—		—		—		1,845,339
Grade 3		1,288		—		—		—		1,288
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		58,294,894		—		—		—		58,294,894

Securities measured at fair value through other comprehensive income
Grade 1		51,281,790		—		—		—		51,281,790
Grade 2		4,180,121		53,861		—		—		4,233,982
Grade 3		66,797		9,169		—		—		75,966
Grade 4		13,941		4,640		—		—		18,581
Grade 5		—		—		—		—		—

		55,542,649		67,670		—		—		55,610,319

	￦	113,837,543	￦	67,670	￦	—	￦	—	￦	113,905,213

*	Before netting of allowance

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2021 and 2022, are as follows:

	Domestic				Foreign
Credit quality	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A - to AA-	A - to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B + to BB-	B1 to Ba3
Grade 5	BB - or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under
Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.
4.2.6 Credit risk of due from financial institutions
Credit qualities of due from financial institutions as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Due from financial institutions measured at amortized cost*
Grade 1	￦	26,548,145	￦	—	￦	—	￦	—	￦	26,548,145
Grade 2		1,305,539		—		—		—		1,305,539
Grade 3		61,177		—		—		—		61,177
Grade 4		—		—		—		—		—
Grade 5		450,495		—		—		—		450,495

	￦	28,365,356	￦	—	￦	—	￦	—	￦	28,365,356

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Due from financial institutions measured at amortized cost*
Grade 1	￦	27,612,549	￦	—	￦	—	￦	—	￦	27,612,549
Grade 2		1,428,663		—		—		—		1,428,663
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		462,299		—		—		—		462,299

	￦	29,503,511	￦	—	￦	—	￦	—	￦	29,503,511

*	Before netting of allowance
The classification criteria of the credit qualities of due from financial institutions as of December 31, 2021 and 2022, are the same as the criteria for securities other than equity securities.

4.2.7 Credit risk mitigation of derivative financial instruments
Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2021 and 2022, are as follows:

	December 31, 202 1		December 31, 202 2
	(In millions of Korean won)
Deposits, savings, securities, and others	￦	834,175	￦	2,966,923
4.2.8 Credit risk concentration analysis
4.2.8.1 Classifications of loans by country as of December 31, 2021 and 2022, are as follows:

	December 31, 2021 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	191,601,232	￦	183,222,201	￦	20,766,535	￦	395,589,968	93.70	￦	(2,653,256)	￦	392,936,712
Europe		—		2,673,817		—		2,673,817	0.63		(29,015)		2,644,802
China		34,982		6,743,756		327		6,779,065	1.61		(34,316)		6,744,749
Japan		86		1,039,453		8		1,039,547	0.25		(2,227)		1,037,320
United States		—		3,555,723		—		3,555,723	0.84		(28,113)		3,527,610
Cambodia		1,985,808		3,115,992		—		5,101,800	1.21		(70,660)		5,031,140
Indonesia		1,666,850		3,710,586		55,520		5,432,956	1.29		(841,145)		4,591,811
Others		618,120		1,374,302		1,930		1,994,352	0.47		(25,323)		1,969,029

	￦	195,907,078	￦	205,435,830	￦	20,824,320	￦	422,167,228	100.00	￦	(3,684,055)	￦	418,483,173

	December 31, 2022 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	186,948,909	￦	198,853,096	￦	22,562,372	￦	408,364,377	92.49	￦	(3,030,906)	￦	405,333,471
Europe		—		4,671,790		—		4,671,790	1.06		(25,689)		4,646,101
China		140,060		6,901,682		363		7,042,105	1.59		(39,025)		7,003,080
Japan		—		1,150,151		46		1,150,197	0.26		(1,755)		1,148,442
United States		—		5,130,629		—		5,130,629	1.16		(18,229)		5,112,400
Cambodia		2,610,472		3,768,170		—		6,378,642	1.44		(73,723)		6,304,919
Indonesia		1,735,571		2,896,037		43,023		4,674,631	1.06		(795,309)		3,879,322
Others		849,713		3,279,960		3,789		4,133,462	0.94		(173,989)		3,959,473

	￦	192,284,725	￦	226,651,515	￦	22,609,593	￦	441,545,833	100.00	￦	(4,158,625)	￦	437,387,208

*	Amount includes loans measured at fair value through profit or loss, other comprehensive income, and amortized cost.

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	22,059,895	10.74	￦	(32,856)	￦	22,027,039
Manufacturing		49,149,918	23.92		(510,762)		48,639,156
Service		86,926,095	42.31		(450,272)		86,475,823
Wholesale and retail		26,862,247	13.08		(257,541)		26,604,706
Construction		5,683,471	2.77		(228,803)		5,454,668
Public sector		2,070,960	1.01		(95,053)		1,975,907
Others		12,683,244	6.17		(311,629)		12,371,615

	￦	205,435,830	100.00	￦	(1,886,916)	￦	203,548,914

	December 31, 2022
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	23,603,384	10.41	￦	(52,108)	￦	23,551,276
Manufacturing		53,301,044	23.52		(575,227)		52,725,817
Service		98,306,161	43.37		(479,440)		97,826,721
Wholesale and retail		29,665,900	13.09		(352,211)		29,313,689
Construction		6,909,315	3.06		(228,782)		6,680,533
Public sector		1,903,185	0.84		(84,423)		1,818,762
Others		12,962,526	5.71		(213,204)		12,749,322

	￦	226,651,515	100.00	￦	(1,985,395)	￦	224,666,120

4.2.8.3 Classifications of retail loans and credit card receivables as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing loan	￦	93,695,479	43.23	￦	(71,424)	￦	93,624,055
General loan		102,211,599	47.16		(933,571)		101,278,028
Credit card		20,824,320	9.61		(792,144)		20,032,176

	￦	216,731,398	100.00	￦	(1,797,139)	￦	214,934,259

	December 31, 2022
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing loan	￦	94,625,388	44.03	￦	(162,446)	￦	94,462,942
General loan		97,659,337	45.45		(1,172,942)		96,486,395
Credit card		22,609,593	10.52		(837,842)		21,771,751

	￦	214,894,318	100.00	￦	(2,173,230)	￦	212,721,088

4.2.8.4 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Finance and insurance	￦	28,365,356	100.00	￦	(2,969)	￦	28,362,387

		28,365,356	100.00		(2,969)		28,362,387

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		200,742	100.00		—		200,742

		200,742	100.00		—		200,742

Securities measured at fair value through profit or loss
Government and government funded institutions		16,101,187	25.56		—		16,101,187
Finance and insurance		35,025,800	55.59		—		35,025,800
Others		11,875,705	18.85		—		11,875,705

		63,002,692	100.00		—		63,002,692

Derivative financial assets
Government and government funded institutions		6,985	0.19		—		6,985
Finance and insurance		3,554,783	95.52		—		3,554,783
Others		159,602	4.29		—		159,602

		3,721,370	100.00		—		3,721,370

Securities measured at fair value through other comprehensive income
Government and government funded institutions		24,609,458	43.74		—		24,609,458
Finance and insurance		22,669,379	40.29		—		22,669,379
Others		8,980,674	15.97		—		8,980,674

		56,259,511	100.00		—		56,259,511

Securities measured at amortized cost
Government and government funded institutions		31,996,180	71.94		(34)		31,996,146
Finance and insurance		10,450,497	23.50		(3,337)		10,447,160
Others		2,029,120	4.56		(798)		2,028,322

		44,475,797	100.00		(4,169)		44,471,628

	￦	196,025,468		￦	(7,138)	￦	196,018,330

	December 31, 2022
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Finance and insurance	￦	29,503,511	100.00	￦	(2,743)	￦	29,500,768

		29,503,511	100.00		(2,743)		29,500,768

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		69,469	100.00		—		69,469

		69,469	100.00		—		69,469

Securities measured at fair value through profit or loss
Government and government funded institutions		15,523,407	25.12		—		15,523,407
Finance and insurance		35,904,941	58.11		—		35,904,941
Others		10,359,379	16.77		—		10,359,379

		61,787,727	100.00		—		61,787,727

Derivative financial assets
Government and government funded institutions		58,060	0.61		—		58,060
Finance and insurance		8,987,835	95.15		—		8,987,835
Others		400,239	4.24		—		400,239

		9,446,134	100.00		—		9,446,134

Securities measured at fair value through other comprehensive income
Government and government funded institutions		25,001,019	44.96		—		25,001,019
Finance and insurance		21,034,862	37.83		—		21,034,862
Others		9,574,438	17.21		—		9,574,438

		55,610,319	100.00		—		55,610,319

Securities measured at amortized cost
Government and government funded institutions		37,167,849	63.76		(31)		37,167,818
Finance and insurance		18,624,970	31.95		(5,306)		18,619,664
Others		2,502,075	4.29		(823)		2,501,252

		58,294,894	100.00		(6,160)		58,288,734

	￦	214,712,054		￦	(8,903)	￦	214,703,151

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Korea	￦	21,051,229	74.21	￦	(574)	￦	21,050,655
United States		2,875,884	10.14		(136)		2,875,748
Others		4,438,243	15.65		(2,259)		4,435,984

		28,365,356	100.00		(2,969)		28,362,387

Due from financial institutions measured at fair value through profit or loss
Korea		200,742	100.00		—		200,742

		200,742	100.00		—		200,742

Securities measured at fair value through profit or loss
Korea		56,920,225	90.35		—		56,920,225
United States		3,334,888	5.29		—		3,334,888
Others		2,747,579	4.36		—		2,747,579

		63,002,692	100.00		—		63,002,692

Derivative financial assets
Korea		1,639,657	44.06		—		1,639,657
United States		753,896	20.26		—		753,896
France		370,787	9.96		—		370,787
Singapore		117,964	3.17		—		117,964
Japan		96,438	2.59		—		96,438
Others		742,628	19.96		—		742,628

		3,721,370	100.00		—		3,721,370

Securities measured at fair value through other comprehensive income
Korea		51,484,332	91.51		—		51,484,332
United States		1,417,898	2.52		—		1,417,898
Others		3,357,281	5.97		—		3,357,281

		56,259,511	100.00		—		56,259,511

Securities measured at amortized cost
Korea		41,912,154	94.24		(3,183)		41,908,971
United States		1,188,427	2.67		(466)		1,187,961
Others		1,375,216	3.09		(520)		1,374,696

		44,475,797	100.00		(4,169)		44,471,628

	￦	196,025,468		￦	(7,138)	￦	196,018,330

	December 31, 2022
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Korea	￦	21,765,088	73.77	￦	(484)	￦	21,764,604
United States		2,248,004	7.62		(28)		2,247,976
Others		5,490,419	18.61		(2,231)		5,488,188

		29,503,511	100.00		(2,743)		29,500,768

Due from financial institutions measured at fair value through profit or loss
Korea		69,469	100.00		—		69,469

		69,469	100.00		—		69,469

Securities measured at fair value through profit or loss
Korea		56,691,217	91.75		—		56,691,217
United States		2,934,339	4.75		—		2,934,339
Others		2,162,171	3.50		—		2,162,171

		61,787,727	100.00		—		61,787,727

Derivative financial assets
Korea		4,830,565	51.14		—		4,830,565
United States		1,351,969	14.31		—		1,351,969
France		1,281,270	13.56		—		1,281,270
Singapore		212,710	2.25		—		212,710
Japan		435,592	4.61		—		435,592
Others		1,334,028	14.13		—		1,334,028

		9,446,134	100.00		—		9,446,134

Securities measured at fair value through other comprehensive income
Korea		51,039,864	91.78		—		51,039,864
United States		1,459,063	2.63		—		1,459,063
Others		3,111,392	5.59		—		3,111,392

		55,610,319	100.00		—		55,610,319

Securities measured at amortized cost
Korea		51,832,992	88.92		(4,046)		51,828,946
United States		3,919,413	6.72		(1,263)		3,918,150
Others		2,542,489	4.36		(851)		2,541,638

		58,294,894	100.00		(6,160)		58,288,734

	￦	214,712,054		￦	(8,903)	￦	214,703,151

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

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance
sheet items as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss 1	￦	2,939,584	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,939,584
Financial liabilities designated at fair value through profit or loss 1		9,149,396		—		—		—		—		—		9,149,396
Derivatives held for trading 1		3,509,789		—		—		—		—		—		3,509,789
Derivatives held for hedging 2		—		11,355		9,993		31,135		31,640		1,423		85,546
Deposits 3		204,616,202		16,556,213		31,123,968		111,140,222		10,157,238		1,329,120		374,922,963
Borrowings		8,504,084		17,807,785		5,825,350		13,861,238		10,380,171		1,003,369		57,381,997
Debentures		14,528		3,438,621		5,318,699		20,496,869		34,863,044		6,509,966		70,641,727
Lease liabilities		139		23,387		42,406		157,536		334,359		50,555		608,382
Other financial liabilities		217,874		22,953,515		203,897		354,876		934,389		372,745		25,037,296

	￦	228,951,596	￦	60,790,876	￦	42,524,313	￦	146,041,876	￦	56,700,841	￦	9,267,178	￦	544,276,680

Off-balance sheet items
Commitments 4	￦	170,218,143	￦	—	￦	—	￦	—	￦	—	￦	—	￦	170,218,143
Acceptances and guarantees contracts		10,199,689		—		—		—		—		—		10,199,689
Financial guarantee contracts 5		6,892,464		—		—		—		—		—		6,892,464

	￦	187,310,296	￦	—	￦	—	￦	—	￦	—	￦	—	￦	187,310,296

	December 31, 2022
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss 1	￦	2,193,210	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,193,210
Financial liabilities designated at fair value through profit or loss 1		10,078,394		—		—		—		—		—		10,078,394
Derivatives held for trading 1		9,209,537		—		—		—		—		—		9,209,537
Derivatives held for hedging 2		—		11,106		8,886		39,174		221,551		3,502		284,219
Deposits 3		170,489,726		29,911,835		45,245,496		131,765,097		17,979,299		1,129,024		396,520,477
Borrowings		7,831,474		23,821,330		7,676,952		19,120,861		12,839,302		1,159,432		72,449,351
Debentures		11,117		4,011,679		8,353,663		20,995,587		33,216,320		6,485,136		73,073,502
Lease liabilities		164		28,079		45,200		171,449		376,159		2,839		623,890
Other financial liabilities		179,241		17,938,781		368,218		447,898		907,643		428,310		20,270,091

	￦	199,992,863	￦	75,722,810	￦	61,698,415	￦	172,540,066	￦	65,540,274	￦	9,208,243	￦	584,702,671

Off-balance sheet items
Commitments 4	￦	188,168,340	￦	—	￦	—	￦	—	￦	—	￦	—	￦	188,168,340
Acceptances and guarantees contracts		12,425,753		—		—		—		—		—		12,425,753
Financial guarantee contracts 5		8,297,042		—		—		—		—		—		8,297,042

	￦	208,891,135	￦	—	￦	—	￦	—	￦	—	￦	—	￦	208,891,135

1
Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

2	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
3	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
4	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
5	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Cash flow to be received (paid) of net-settled derivatives	￦	(102)	￦	(2,647)	￦	(252)	￦	24,812	￦	(11)	￦	21,800
Cash flow to be received of gross-settled derivatives		126,429		325,664		619,100		2,084,618		—		3,155,811
Cash flow to be paid of gross-settled derivatives		(130,919)		(329,546)		(630,023)		(1,428,759)		—		(2,519,247)

	December 31, 2022
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Cash flow to be received (paid) of net-settled derivatives	￦	1,534	￦	10,994	￦	25,749	￦	119,179	￦	3,526	￦	160,982
Cash flow to be received of gross-settled derivatives		10,932		30,311		1,003,755		2,894,502		—		3,939,500
Cash flow to be paid of gross-settled derivatives		(10,357)		(54,794)		(1,007,950)		(2,255,613)		—		(3,328,714)
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
Details of financial instruments that have not been converted to alternative interest rate benchmark as of December 31, 202
2
, are as follows:

December 31, 2022
Exposure amount*
USD LIBOR

(In millions of Korean won)
Measured at fair value:
Financial assets at fair value through profit or loss	￦ —
Financial liabilities designated at fair value through profit or loss	—
Financial investments	22,800
Measured at amortized cost:
Loans	1,954,327
Borrowings and debentures	531,334
Others:
Derivative financial instruments	290,423

*	Financial instruments to be expired before transition to alternative interest rate benchmark are excluded.
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

Ten-day
VaR at a 99% confidence level of interest rate risk, stock price risk, and currency risk for trading positions of Kookmin Bank for the years ended December 31, 2021 and 2022, are as follows:
Kookmin Bank

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Interest rate risk	￦	20,051	￦	6,372	￦	55,670	￦	16,534
Stock price risk		9,067		4,537		24,824		5,513
Currency risk		27,886		17,820		49,264		21,522
Diversification effect								(13,039)

Total VaR	￦	40,915	￦	15,986	￦	115,347	￦	30,530

	2022
	Average		Minimum		Maximum		Dec. 31, 2022

	(In millions of Korean won)
Interest rate risk	￦	34,923	￦	16,541	￦	64,356	￦	47,093
Stock price risk		8,606		5,142		11,061		9,407
Currency risk		24,054		14,428		41,815		41,189
Diversification effect								(5,140)

Total VaR	￦	49,701	￦	22,144	￦	99,436	￦	92,549

Meanwhile, the positions which are not measured by VaR as of December 31, 2021 and 2022 and required equity capital of non-bank
subsidiaries using the standard method for the years ended December 31, 2021 and 2022, are as follows:
Kookmin Bank

	December 31, 2021		December 31, 2022

	(In millions of Korean won)
Interest rate risk	￦	25,432	￦	18,545
Stock price risk		6		4,686
Currency risk		46,173		70,757

	￦	71,611	￦	93,988

KB Securities Co., Ltd.

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Interest rate risk	￦	724,482	￦	657,094	￦	821,864	￦	821,864
Stock price risk		249,320		207,425		299,221		278,356
Currency risk		14,275		6,808		22,543		22,543
Commodity risk		88		3		210		19

	￦	988,165	￦	871,330	￦	1,143,838	￦	1,122,782

	2022
	Average		Minimum		Maximum		Dec. 31, 2022

	(In millions of Korean won)
Interest rate risk	￦	828,772	￦	755,379	￦	873,861	￦	755,379
Stock price risk		212,679		150,149		297,812		171,592
Currency risk		24,002		14,938		34,109		34,109
Commodity risk		116		41		229		41

	￦	1,065,569	￦	920,507	￦	1,206,011	￦	961,121

KB Insurance Co., Ltd.

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Interest rate risk	￦	5,445	￦	3,854	￦	6,553	￦	5,906
Currency risk		34,560		28,035		40,853		40,853

	￦	40,005	￦	31,889	￦	47,406	￦	46,759

	2022
	Average		Minimum		Maximum		Dec. 31, 2022

	(In millions of Korean won)
Interest rate risk	￦	4,728	￦	3,159	￦	6,450	￦	3,159
Currency risk		28,413		14,768		39,701		14,768

	￦	33,141	￦	17,927	￦	46,151	￦	17,927

KB Kookmin Card Co., Ltd.

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Currency risk	￦	13,029	￦	7,744	￦	16,094	￦	15,637

	2022
	Average		Minimum		Maximum		Dec. 31, 2022

	(In millions of Korean won)
Currency risk	￦	18,430	￦	16,483	￦	21,890	￦	21,341
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Currency risk	￦	4,676	￦	1,337	￦	7,211	￦	6,963

	2022
	Average		Minimum		Maximum		Dec. 31, 2022

	(In millions of Korean won)
Currency risk	￦	4,253	￦	853	￦	8,931	￦	8,931

KB Asset Management Co., Ltd.

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Currency risk	￦	2,151	￦	1,053	￦	3,085	￦	2,405

	2022
	Average		Minimum		Maximum		Dec. 31, 2022

	(In millions of Korean won)
Currency risk	￦	2,426	￦	1,607	￦	2,823	￦	2,455
KB Capital Co., Ltd.

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Currency risk	￦	1,121	￦	867	￦	1,280	￦	1,280

	2022
	Average		Minimum		Maximum		Dec. 31, 2022

	(In millions of Korean won)
Currency risk	￦	1,905	￦	1,298	￦	2,128	￦	2,045
KB Life Insurance Co., Ltd.

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Interest rate risk	￦	2,095	￦	1,072	￦	2,932	￦	1,072
Currency risk		4,216		1,725		6,651		6,378

	￦	6,311	￦	2,797	￦	9,583	￦	7,450

	2022
	Average		Minimum		Maximum		Dec. 31, 2022

	(In millions of Korean won)
Interest rate risk	￦	545	￦	—	￦	1,476	￦	—
Currency risk		4,355		993		6,799		993

	￦	4,900	￦	993	￦	8,275	￦	993

KB Investment Co., Ltd.

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Stock price risk	￦	5,114	￦	3,518	￦	10,518	￦	10,518
Currency risk		13,706		11,269		18,452		18,301

	￦	18,820	￦	14,787	￦	28,970	￦	28,819

	2022
	Average		Minimum		Maximum		Dec. 31, 2022

	(In millions of Korean won)
Stock price risk	￦	9,406	￦	8,002	￦	10,685	￦	8,438
Currency risk		21,993		18,883		24,384		21,727

	￦	31,399	￦	26,885	￦	35,069	￦	30,165

KB Data System Co., Ltd.

	2021
	Average		Minimum		Maximum		Dec. 31, 2021

	(In millions of Korean won)
Stock price risk	￦	177	￦	—	￦	231	￦	231

	2022
	Average		Minimum		Maximum		Dec. 31, 2022

	(In millions of Korean won)
Stock price risk	￦	198	￦	155	￦	228	￦	155
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
off-balance
sheet items. The main assumptions of the IRRBB standard method for calculating ΔEVE, ΔNII are as follows:

(Classification of time buckets of cash flows (19 buckets in total))

Time bucket intervals (D:Day M:Months Y:Years t cf :Repricing date)
Short-term rates	1D (0.0028Y)	1D< t cf ≤1M (0.0417Y)	1M< t cf ≤3M (0.1667Y)	3M< t cf ≤6M (0.375Y)	6M< t cf ≤9M (0.625Y)	9M< t cf ≤1Y (0.875Y)	1Y< t cf ≤1.5Y (1.25Y)	1.5Y< t cf ≤2Y (1.75Y)

Medium-term rates	2Y< t cf ≤3Y (2.5Y)	3Y< t cf ≤4Y (3.5Y)	4Y< t cf ≤5Y (4.5Y)	5Y< t cf ≤6Y (5.5Y)	6Y< t cf ≤7Y (6.5Y)

Long-term rates	7Y< t cf ≤8Y (7.5Y)	8Y< t cf ≤9Y (8.5Y)	9Y< t cf ≤10Y (9.5Y)	10Y< t cf ≤15Y (12.5Y)	15Y< t cf ≤20Y (17.5Y)	t cf >20Y (25Y)

*	The number in brackets is the time bucket’s midpoint.
(Caps on core deposit and average maturity by category for
non-maturity
deposits)

	Cap on proportion of core deposits (%)	Cap on average maturity of core deposits (years)

Retail/transactional	90	5
Retail/non-transactional	70	4.5
Wholesale	50	4
4.4.4.2 Quantitative disclosure
The average repricing maturity of
non-maturity
deposits is 2.5 years for core deposits, 1 day for
non-core
deposits, and the longest repricing maturity is five years.
(a) Kookmin Bank
ΔEVE is calculated by applying six interest rate shock and stress scenarios, and ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2021 and 2022 are as follows:

	December 31, 2021				December 31, 2022
	Δ EVE		Δ NII		Δ EVE		Δ NII

	(In millions of Korean won)
Scenario 1 (Parallel shock up)	￦	936,965	￦	564,771	￦	165,634	￦	162,959
Scenario 2 (Parallel shock down)		—		—		290,330		—
Scenario 3 (Short rates down, long rates up)		273,951				266,737
Scenario 4 (Short rates up, long rates down)		311,497				268,261
Scenario 5 (Short rates shock up)		568,246				288,737
Scenario 6 (Short rates shock down)		345,987				132,998
Maximum out of six scenarios		936,965		564,771		290,330		162,959
Basic capital		30,491,173				31,176,032

(b)
Non-bank
subsidiaries
ΔEVE is maximum out of six interest rate shock and stress scenarios, and ΔNII is maximum of parallel shock up and parallel shock down scenarios. Results as of December 31, 2021 and 2022 are as follows:

	December 31, 2021				December 31, 2022
	Δ EVE		Δ NII		Δ EVE		Δ NII

	(In millions of Korean won)
KB Securities Co., Ltd.	￦	173,199	￦	272,676	￦	37,498	￦	242,200
KB Insurance Co., Ltd.		939,720		37,119		182,310		44,405
KB Kookmin Card Co., Ltd.		93,232		225,581		96,282		244,602
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)		611,930		24,135		354,982		24,609
KB Capital Co., Ltd.		105,728		41,112		126,535		50,800
KB Life Insurance Co., Ltd.		143,393		33,942		73,277		35,645
KB Savings Bank Co., Ltd.		20,077		786		5,320		14,976
4.4.5 Financial assets and liabilities denominated in foreign currencies
Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	USD		JPY		EUR		GBP		CNY		Others		Total

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	6,995,653	￦	420,964	￦	482,144	￦	96,951	￦	570,186	￦	1,646,253	￦	10,212,151
Financial assets at fair value through profit or loss		7,217,843		12,047		514,047		11,024		16,113		261,029		8,032,103
Derivatives held for trading		222,759		221		44,384		534		5,549		21,762		295,209
Derivatives held for hedging		104,091		—		—		—		—		4,541		108,632
Loans measured at amortized cost		26,605,737		597,413		1,777,967		234,612		1,774,589		6,518,650		37,508,968
Financial assets at fair value through other comprehensive income		6,604,010		5,152		121,573		6,272		536,747		405,391		7,679,145
Financial assets at amortized cost		2,267,233		—		300,856		—		48,435		710,950		3,327,474
Other financial assets		1,893,691		37,036		100,041		7,082		69,307		252,337		2,359,494

	￦	51,911,017	￦	1,072,833	￦	3,341,012	￦	356,475	￦	3,020,926	￦	9,820,913	￦	69,523,176

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,496,712	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,496,712
Derivatives held for trading		376,230		6,099		61,941		19,833		18,223		117,217		599,543
Derivatives held for hedging		42,470		—		—		—		—		—		42,470
Deposits		21,324,104		900,044		1,873,026		106,456		1,943,015		5,402,000		31,548,645
Borrowings		15,597,440		456,029		386,023		496,084		—		2,176,532		19,112,108
Debentures		6,366,475		—		1,338,391		—		102,443		708,353		8,515,662
Other financial liabilities		1,834,429		23,158		140,779		16,543		93,933		211,516		2,320,358

	￦	47,037,860	￦	1,385,330	￦	3,800,160	￦	638,916	￦	2,157,614	￦	8,615,618	￦	63,635,498

Off-balance sheet items	￦	19,149,581	￦	353	￦	262,116	￦	2,991	￦	250,239	￦	844,384	￦	20,509,664

	December 31, 2022
	USD		JPY		EUR		GBP		CNY		Others		Total

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	6,334,501	￦	461,826	￦	456,888	￦	97,502	￦	645,271	￦	2,324,691	￦	10,320,679
Financial assets at fair value through profit or loss		6,098,956		2,443		601,726		59,263		7,110		330,779		7,100,277
Derivatives held for trading		636,456		159		10,412		10		19,053		167,796		833,886
Derivatives held for hedging		251,522		—		—		—		—		22,522		274,044
Loans measured at amortized cost		32,995,825		683,705		2,813,855		755,912		1,944,500		6,596,283		45,790,080
Financial assets at fair value through other comprehensive income		5,326,003		—		9,091		5,677		556,052		972,787		6,869,610
Financial assets at amortized cost		5,841,305		—		322,755		37,816		60,013		1,316,707		7,578,596
Other financial assets		1,878,542		292,727		360,469		25,289		116,049		368,272		3,041,348

	￦	59,363,110	￦	1,440,860	￦	4,575,196	￦	981,469	￦	3,348,048	￦	12,099,837	￦	81,808,520

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,143,413	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,143,413
Derivatives held for trading		893,781		9,016		81,119		17,072		6,868		264,833		1,272,689
Derivatives held for hedging		130,784		—		—		—		—		—		130,784
Deposits		25,706,364		1,339,119		1,429,567		344,824		2,307,068		5,238,485		36,365,427
Borrowings		19,700,039		458,856		446,968		588,324		266,727		2,442,313		23,903,227
Debentures		7,771,068		—		2,041,517		—		36,288		975,891		10,824,764
Other financial liabilities		3,615,838		266,569		190,103		14,521		126,752		435,606		4,649,389

	￦	58,961,287	￦	2,073,560	￦	4,189,274	￦	964,741	￦	2,743,703	￦	9,357,128	￦	78,289,693

Off-balance sheet items	￦	23,777,728	￦	—	￦	243,431	￦	102,232	￦	220,890	￦	774,154	￦	25,118,435

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
4.6 Capital Management
The Group complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013. According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 8.0%, Tier 1 Capital ratio of 9.5%, and Total Capital ratio of 11.5%) as of December 31, 2022.

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
Details of the Group’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022

	(In millions of Korean won)
Total Capital:	￦	45,882,765	￦	48,969,952
Tier 1 Capital		42,305,442		45,032,020
Common Equity Tier 1 Capital		39,144,259		40,103,660
Additional Tier 1 Capital		3,161,183		4,928,360
Tier 2 Capital		3,577,323		3,937,932
Risk-Weighted Assets:		290,913,570		302,967,993
Total Capital ratio (%):		15.77		16.16
Tier 1 Capital ratio (%)		14.54		14.86
Common Equity Tier 1 Capital ratio (%)		13.46		13.24

5. Segment Information
5.1 Overall Segment Information and Business Segments
The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking business	Corporate banking	Loans, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs
	Retail banking	Loans, deposit products, and other related financial services to individuals and households
	Other banking services	Trading activities in securities and derivatives, funding, and other supporting activities
Securities business		Investment banking, brokerage services, and other supporting activities
Non-life insurance business		Non-life insurance and other supporting activities
Credit card business		Credit sale, cash advance, card loan, and other supporting activities
Life insurance business		Life insurance and other supporting activities

Financial information by business segment as of and for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total

	(In millions of Korean won)
Net operating revenues (expenses) from external customers	￦	3,589,404	￦	2,958,198	￦	1,585,192	￦	8,132,794	￦	1,675,977	￦	1,285,593	￦	1,773,989	￦	631,065	￦	984,185	￦	—	￦	14,483,603
Intersegment net operating revenues (expenses)		34,771		—		271,887		306,658		11,002		(53,017)		(158,545)		(7,273)		98,215		(197,040)		—

		3,624,175		2,958,198		1,857,079		8,439,452		1,686,979		1,232,576		1,615,444		623,792		1,082,400		(197,040)		14,483,603

Net interest income		3,802,477		3,541,539		384,460		7,728,476		556,386		625,228		1,390,753		519,609		411,874		(2,754)		11,229,572
Interest income		5,317,800		4,437,930		918,631		10,674,361		824,775		634,816		1,768,215		523,882		816,515		(31,686)		15,210,878
Interest expense		(1,515,323)		(896,391)		(534,171)		(2,945,885)		(268,389)		(9,588)		(377,462)		(4,273)		(404,641)		28,932		(3,981,306)
Net fee and commission income (expenses)		390,619		392,060		405,202		1,187,881		1,014,801		(173,348)		546,022		(26,895)		1,068,648		8,474		3,625,583
Fee and commission income		534,749		535,530		516,665		1,586,944		1,201,670		10,418		1,644,806		433		1,187,661		(308,326)		5,323,606
Fee and commission expense		(144,130)		(143,470)		(111,463)		(399,063)		(186,869)		(183,766)		(1,098,784)		(27,328)		(119,013)		316,800		(1,698,023)
Net insurance income		—		—		—		—		—		493,271		11,589		56,871		—		(5,020)		556,711
Insurance income		—		—		—		—		—		12,722,178		21,711		3,406,145		—		(42,176)		16,107,858
Insurance expense		—		—		—		—		—		(12,228,907)		(10,122)		(3,349,274)		—		37,156		(15,551,147)
Net gains (losess) on financial instruments at fair value through profit or loss		29,407		—		313,427		342,834		123,183		369,864		3,431		137,343		184,467		(165,818)		995,304
Net other operating income (expenses)		(598,328)		(975,401)		753,990		(819,739)		(7,391)		(82,439)		(336,351)		(63,136)		(582,589)		(31,922)		(1,923,567)
General and administrative expenses	￦	(1,831,948)	￦	(2,036,855)	￦	(533,928)	￦	(4,402,731)	￦	(855,142)	￦	(833,597)	￦	(577,734)	￦	(203,198)	￦	(438,170)	￦	109,719	￦	(7,200,853)
Operating income (expenses) before provision for credit losses		1,792,227		921,343		1,323,151		4,036,721		831,837		398,979		1,037,710		420,594		644,230		(87,321)		7,282,750
Reversal (provision) of credit losses		(392,956)		(125,876)		(3,896)		(522,728)		(18,438)		(5,476)		(465,342)		1,677		(175,568)		742		(1,185,133)
Net operating income (expenses)		1,399,271		795,467		1,319,255		3,513,993		813,399		393,503		572,368		422,271		468,662		(86,579)		6,097,617
Share of profit (loss) of associates and joint ventures		—		—		57,156		57,156		14,484		(143)		785		—		9,411		11,833		93,526
Net other non-operating income (expenses)		(9,237)		—		(70,368)		(79,605)		(18,307)		17,446		(7,378)		(158)		2,408		(23,943)		(109,537)
Segment profit (loss) before income tax expense		1,390,034		795,467		1,306,043		3,491,544		809,576		410,806		565,775		422,113		480,481		(98,689)		6,081,606
Income tax benefit (expense)		(368,577)		(218,753)		(366,185)		(953,515)		(215,424)		(108,715)		(144,611)		(132,510)		(148,044)		5,594		(1,697,225)

Profit (loss) for the year	￦	1,021,457	￦	576,714	￦	939,858	￦	2,538,029	￦	594,152	￦	302,091	￦	421,164	￦	289,603	￦	332,437	￦	(93,095)	￦	4,384,381

Profit (loss) attributable to shareholders of the Parent Company		1,022,699		576,714		991,351		2,590,764		594,301		301,836		418,898		289,603		330,563		(116,422)		4,409,543
Profit (loss) attributable to non-controlling interests		(1,242)		—		(51,493)		(52,735)		(149)		255		2,266		—		1,874		23,327		(25,162)
Total assets*		189,310,448		169,513,344		124,741,106		483,564,898		55,493,984		41,472,227		27,349,561		36,921,678		52,929,567		(33,836,081)		663,895,834
Total liabilities*		197,834,530		180,815,013		72,026,442		450,675,985		50,008,422		37,328,955		22,793,919		34,166,882		23,191,051		(2,563,300)		615,601,914

* Assets and liabilities of the reporting segments are amounts before intersegment transactions.

	2022
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total

	(In millions of Korean won)
Net operating revenues from external customers	￦	4,981,702	￦	4,472,888	￦	(188,422)	￦	9,266,168	￦	1,126,925	￦	1,423,684	￦	1,781,135	￦	501,983	￦	912,750	￦	—	￦	15,012,645
Intersegment net operating revenues (expenses)		16,366		—		371,576		387,942		(38,909)		(29,335)		(150,464)		(29,827)		205,463		(344,870)		—

		4,998,068		4,472,888		183,154		9,654,110		1,088,016		1,394,349		1,630,671		472,156		1,118,213		(344,870)		15,012,645

Net interest income		4,720,718		3,936,872		633,431		9,291,021		538,275		693,193		1,474,209		555,188		559,468		1,580		13,112,934
Interest income		7,831,383		5,763,852		1,763,466		15,358,701		1,156,586		717,558		1,983,828		566,271		1,064,529		(58,955)		20,788,518
Interest expense		(3,110,665)		(1,826,980)		(1,130,035)		(6,067,680)		(618,311)		(24,365)		(509,619)		(11,083)		(505,061)		60,535		(7,675,584)
Net fee and commission income (expenses)		385,884		261,350		449,374		1,096,608		784,748		(190,354)		519,501		(39,059)		1,145,309		4,879		3,321,632
Fee and commission income		546,634		415,858		567,666		1,530,158		979,215		17,889		1,617,446		508		1,301,765		(325,461)		5,121,520
Fee and commission expense		(160,750)		(154,508)		(118,292)		(433,550)		(194,467)		(208,243)		(1,097,945)		(39,567)		(156,456)		330,340		(1,799,888)
Net insurance income		—		—		—		—		—		655,452		10,593		39,160		—		(8,692)		696,513
Insurance income		—		—		—		—		—		13,424,848		19,702		3,736,166		—		(43,874)		17,136,842
Insurance expense		—		—		—		—		—		(12,769,396)		(9,109)		(3,697,006)		—		35,182		(16,440,329)
Net gains on financial instruments at fair value through profit or loss		73,680		—		136,901		210,581		(210,589)		339,698		1,724		66,865		21,844		(182,766)		247,357
Net other operating income (expenses)		(182,214)		274,666		(1,036,552)		(944,100)		(24,418)		(103,640)		(375,356)		(149,998)		(608,408)		(159,871)		(2,365,791)
General and administrative expenses	￦	(1,972,147)	￦	(2,092,770)	￦	(633,034)	￦	(4,697,951)	￦	(822,409)	￦	(849,452)	￦	(597,158)	￦	(224,968)	￦	(466,510)	￦	120,646	￦	(7,537,802)
Operating income before provision for credit losses		3,025,921		2,380,118		(449,880)		4,956,159		265,607		544,897		1,033,513		247,188		651,703		(224,224)		7,474,843
Reversal (provision) of credit losses		(778,260)		(281,868)		(61,042)		(1,121,170)		(28,425)		(6,066)		(500,453)		1,264		(178,172)		(2,966)		(1,835,988)
Net operating income		2,247,661		2,098,250		(510,922)		3,834,989		237,182		538,831		533,060		248,452		473,531		(227,190)		5,638,855
Share of profit (loss) of associates and joint ventures		—		—		12,666		12,666		3,039		1,104		1,583		—		(7,966)		(39,184)		(28,758)
Net other non-operating income (expenses)		(13,317)		—		(24,548)		(37,865)		12,994		190,263		(7,197)		(379)		(4,717)		32,430		185,529
Segment profit before income tax expense		2,234,344		2,098,250		(522,804)		3,809,790		253,215		730,198		527,446		248,073		460,848		(233,944)		5,795,626
Income tax expense		(732,211)		(522,478)		173,206		(1,081,483)		(64,300)		(172,169)		(144,443)		(61,810)		(113,458)		15,276		(1,622,387)

Profit for the year	￦	1,502,133	￦	1,575,772	￦	(349,598)	￦	2,728,307	￦	188,915	￦	558,029	￦	383,003	￦	186,263	￦	347,390	￦	(218,668)	￦	4,173,239

Profit attributable to shareholders of the Parent Company		1,505,240		1,575,772		(84,997)		2,996,015		187,784		557,680		378,592		186,263		343,859		(255,363)		4,394,830
Profit (loss) attributable to non-controlling interests		(3,107)		—		(264,601)		(267,708)		1,131		349		4,411		—		3,531		36,695		(221,591)
Total assets*		211,989,036		165,273,848		140,506,628		517,769,512		53,824,245		42,736,747		29,721,017		34,846,987		60,219,661		(37,947,321)		701,170,848
Total liabilities*		205,382,625		191,786,626		86,877,002		484,046,253		47,946,933		39,397,168		24,998,214		33,097,892		25,973,896		(3,932,422)		651,527,934

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

5.2 Services and Geographical Segments
5.2.1 Services information
Net operating revenues from external customers by service for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022

	(In millions of Korean won)
Banking service	￦	7,550,348	￦	8,132,794	￦	9,266,168
Securities service		1,448,409		1,675,977		1,126,925
Non-life insurance service		1,027,269		1,285,593		1,423,684
Credit card service		1,538,230		1,773,989		1,781,135
Life insurance service		237,416		631,065		501,983
Others		690,970		984,185		912,750

	￦	12,492,642	￦	14,483,603	￦	15,012,645

5.2.2 Geographical information
Geographical net operating revenues from external customers for the years ended December 31, 2020 , 2021 and 2022, and major non-current
assets as of December 31, 2021 and 2022, are as follows:

	Net operating revenues from external customers						Major non-current assets
	2020		2021		2022		December 31, 2021		December 31, 2022

	(In millions of Korean won)
Domestic	￦	11,891,540	￦	13,525,769	￦	13,778,598	￦	9,853,970	￦	9,699,637
United States		114,044		112,388		112,743		45,530		53,214
New Zealand		3,554		12,857		12,378		1,932		1,382
China		84,821		127,939		172,547		21,416		19,715
Cambodia		250,426		410,482		546,258		35,668		46,060
United Kingdom		28,681		29,764		31,685		86,361		5,808
Indonesia		44,392		166,683		234,878		437,088		422,024
Others		75,184		97,721		123,558		20,446		536,794
Consolidation adjustments		—		—		—		518,788		555,572

	￦	12,492,642	￦	14,483,603	￦	15,012,645	￦	11,021,199	￦	11,340,206

6. Financial Assets and Financial Liabilities
6.1 Classification and Fair Value of Financial Instruments
6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Carrying amount		Fair value

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	31,009,374	￦	31,081,231
Financial assets at fair value through profit or loss:		66,005,815		66,005,815
Due from financial institutions		200,742		200,742
Debt securities		63,002,692		63,002,692
Equity securities		2,419,463		2,419,463
Loans		269,296		269,296
Others		113,622		113,622
Derivatives held for trading		3,532,542		3,532,542
Derivatives held for hedging		188,828		188,828
Loans measured at amortized cost		417,900,273		417,775,260
Securities measured at amortized cost		44,471,628		44,392,419
Financial assets at fair value through other comprehensive income:		60,376,243		60,376,243
Debt securities		56,259,511		56,259,511
Equity securities		3,803,128		3,803,128
Loans		313,604		313,604
Other financial assets		10,755,350		10,755,350

	￦	634,240,053	￦	634,107,688

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,939,584	￦	2,939,584
Financial liabilities designated at fair value through profit or loss		9,149,396		9,149,396
Derivatives held for trading		3,509,789		3,509,789
Derivatives held for hedging		172,469		172,469
Deposits		372,023,918		371,936,631
Borrowings		56,912,374		56,805,938
Debentures		67,430,188		67,288,409
Other financial liabilities		29,494,402		29,494,402

	￦	541,632,120	￦	541,296,618

	December 31, 2022
	Carrying amount		Fair value

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	32,063,421	￦	31,992,401
Financial assets at fair value through profit or loss:		64,935,344		64,935,344
Due from financial institutions		69,469		69,469
Debt securities		61,787,727		61,787,727
Equity securities		2,494,580		2,494,580
Loans		493,562		493,562
Others		90,006		90,006
Derivatives held for trading		8,984,171		8,984,171
Derivatives held for hedging		461,963		461,963
Loans measured at amortized cost		436,530,502		433,885,302
Securities measured at amortized cost		58,288,734		54,291,992
Financial assets at fair value through other comprehensive income:		58,299,841		58,299,841
Debt securities		55,610,319		55,610,319
Equity securities		2,326,378		2,326,378
Loans		363,144		363,144
Other financial assets		11,209,350		11,209,350

	￦	670,773,326	￦	664,060,364

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,193,210	￦	2,193,210
Financial liabilities designated at fair value through profit or loss		10,078,394		10,078,394
Derivatives held for trading		9,209,537		9,209,537
Derivatives held for hedging		297,172		297,172
Deposits		388,888,452		388,417,827
Borrowings		71,717,366		71,187,130
Debentures		68,698,203		66,432,790
Other financial liabilities		26,705,247		26,705,247

	￦	577,787,581	￦	574,521,307

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
6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position
Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:	￦	13,108,985	￦	40,205,783	￦	12,691,047	￦	66,005,815
Due from financial institutions		—		128,726		72,016		200,742
Debt securities		12,146,181		39,300,923		11,555,588		63,002,692
Equity securities		849,182		600,768		969,513		2,419,463
Loans		—		175,366		93,930		269,296
Others		113,622		—		—		113,622
Derivatives held for trading		81,408		3,241,129		210,005		3,532,542
Derivatives held for hedging		—		188,828		—		188,828
Financial assets at fair value through other comprehensive income:		20,027,158		38,900,548		1,448,537		60,376,243
Debt securities		17,706,456		38,553,055		—		56,259,511
Equity securities		2,320,702		47,859		1,434,567		3,803,128
Loans		—		299,634		13,970		313,604

	￦	33,217,551	￦	82,536,288	￦	14,349,589	￦	130,103,428

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,939,584	￦	—	￦	—	￦	2,939,584
Financial liabilities designated at fair value through profit or loss		36,938		1,294,944		7,817,514		9,149,396
Derivatives held for trading		211,132		3,124,057		174,600		3,509,789
Derivatives held for hedging		—		172,469		—		172,469

	￦	3,187,654	￦	4,591,470	￦	7,992,114	￦	15,771,238

F-
87

	December 31, 2022
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3*

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:	￦	15,494,273	￦	33,958,689	￦	15,482,382	￦	64,935,344
Due from financial institutions		—		24,444		45,025		69,469
Debt securities		14,550,359		33,175,465		14,061,903		61,787,727
Equity securities		853,908		414,291		1,226,381		2,494,580
Loans		—		344,489		149,073		493,562
Others		90,006		—		—		90,006
Derivatives held for trading		182,019		8,678,896		123,256		8,984,171
Derivatives held for hedging		—		461,963		—		461,963
Financial assets at fair value through other comprehensive income:		19,540,964		37,281,814		1,477,063		58,299,841
Debt securities		18,928,038		36,682,281		—		55,610,319
Equity securities		612,926		236,389		1,477,063		2,326,378
Loans		—		363,144		—		363,144

	￦	35,217,256	￦	80,381,362	￦	17,082,701	￦	132,681,319

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,193,210	￦	—	￦	—	￦	2,193,210
Financial liabilities designated at fair value through profit or loss		35,687		1,811,404		8,231,303		10,078,394
Derivatives held for trading		442,042		7,984,424		783,071		9,209,537
Derivatives held for hedging		—		297,172		—		297,172

	￦	2,670,939	￦	10,093,000	￦	9,014,374	￦	21,778,313

*
Includes KB Securities Co., Ltd.’s OTC derivatives consisting of ￦ 404,334 million of financial assets at fair value through profit or loss (debt instruments), ￦ 8,241,509 million of financial liabilities designated at fair value through profit or loss, ￦ 120,775 million of derivative financial assets, and ￦ 777,542 million of derivative financial liabilities.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:	￦	40,205,783
Due from financial institutions		128,726	DCF Model, Hull and White Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		39,300,923	DCF Model, Hull and White Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		600,768	DCF Model	Interest rate, Discount rate, and others
Loans		175,366	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		3,241,129	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		188,828	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:		38,900,548
Debt securities		38,553,055	DCF Model, Market Value Approach, Option Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		47,859	DCF Model	Discount rate
Loans		299,634	DCF Model	Discount rate

	￦	82,536,288

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	1,294,944	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		3,124,057	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull and White Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		172,469	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others

	￦	4,591,470

	December 31, 2022
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:	￦	33,958,689
Due from financial institutions		24,444	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		33,175,465	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		414,291	DCF Model	Interest rate, Discount rate, and others
Loans		344,489	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		8,678,896	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		461,963	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		37,281,814
Debt securities		36,682,281	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		236,389	DCF Model	Discount rate
Loans		363,144	DCF Model	Discount rate

	￦	80,381,362

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	1,811,404	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Method	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate, Foreign exchange rate
Derivatives held for trading		7,984,424	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		297,172	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	￦	10,093,000

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed
Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions 1	￦	3,330,920	￦	25,791,556	￦	1,958,755	￦	31,081,231
Loans measured at amortized cost		—		260,101		417,515,159		417,775,260
Securities measured at amortized cost 2		18,263,895		26,125,391		3,133		44,392,419
Other financial assets 2		—		—		10,755,350		10,755,350

	￦	21,594,815	￦	52,177,048	￦	430,232,397	￦	504,004,260

Financial liabilities
Deposits 1	￦	—	￦	204,299,174	￦	167,637,457	￦	371,936,631
Borrowings 3		—		3,137,427		53,668,511		56,805,938
Debentures		—		60,824,743		6,463,666		67,288,409
Other financial liabilities 2		—		—		29,494,402		29,494,402

	￦	—	￦	268,261,344	￦	257,264,036	￦	525,525,380

	December 31, 2022
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions 1	￦	2,517,470	￦	26,734,157	￦	2,740,774	￦	31,992,401
Loans measured at amortized cost		—		190,458		433,694,844		433,885,302
Securities measured at amortized cost 2		20,626,701		33,646,001		19,290		54,291,992
Other financial assets 2		—		—		11,209,350		11,209,350

	￦	23,144,171	￦	60,570,616	￦	447,664,258	￦	531,379,045

Financial liabilities
Deposits 1	￦	—	￦	168,864,349	￦	219,553,478	￦	388,417,827
Borrowings 3		—		6,088,123		65,099,007		71,187,130
Debentures		—		58,668,855		7,763,935		66,432,790
Other financial liabilities 2		—		—		26,705,247		26,705,247

	￦	—	￦	233,621,327	￦	319,121,667	￦	552,742,994

1	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
2	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
3	Borrowings of ￦ 2,143 million and ￦ 18,266 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of December 31, 2021 and 2022, respectively.

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.
Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Loans measured at amortized cost	￦	260,101	DCF Model	Discount rate
Securities measured at amortized cost		26,125,391	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	￦	26,385,492

Financial liabilities
Borrowings	￦	3,135,284	DCF Model	Discount rate
Debentures		60,824,743	DCF Model	Discount rate

	￦	63,960,027

	December 31, 2022
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Loans measured at amortized cost	￦	190,458	DCF Model	Discount rate
Securities measured at amortized cost		33,646,001	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	￦	33,836,459

Financial liabilities
Borrowings	￦	6,069,857	DCF Model	Discount rate
Debentures		58,668,855	DCF Model	Discount rate

	￦	64,738,712

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	1,958,755	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		417,515,159	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	￦	419,473,914

Financial liabilities
Deposits	￦	167,637,457	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		53,668,511	DCF Model	Other spread, Interest rate
Debentures		6,463,666	DCF Model	Other spread, Interest rate

	￦	227,769,634

	December 31, 2022
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	2,740,774	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		433,694,844	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	￦	436,435,618

Financial liabilities
Deposits	￦	219,553,478	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		65,099,007	DCF Model	Other spread, Interest rate
Debentures		7,763,935	DCF Model	Other spread, Interest rate

	￦	292,416,420

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

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market
6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading

	(In millions of Korean won)
Beginning	￦	90,083	￦	11,099,923	￦	38,756	￦	2,419,908	￦	27,983	￦	(9,201,431)	￦	300,420
Total gains or losses:
Profit or loss		212		346,982		(431)		—		—		61,756		(66,116)
Other comprehensive income (loss)		1,720		223,545		—		(101,876)		87		(5,446)		—
Purchases		—		3,567,937		55,605		74,602		—		—		3,954
Sales		(19,999)		(2,360,801)		—		(5,618)		(14,100)		—		(170,055)
Issues		—		—		—		—		—		(8,233,128)		(32,516)
Settlements		—		—		—		—		—		9,560,735		—
Transfers into Level 3 *		—		4,307		—		—		—		—		(282)
Transfers out of Level 3 *		—		(356,792)		—		(952,449)		—		—		—

Ending	￦	72,016	￦	12,525,101	￦	93,930	￦	1,434,567	￦	13,970	￦	(7,817,514)	￦	35,405

	2022
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading

	(In millions of Korean won)
Beginning	￦	72,016	￦	12,525,101	￦	93,930	￦	1,434,567	￦	13,970	￦	(7,817,514)	￦	35,405
Total gains or losses:
Profit or loss		(74)		129,390		20,306		—		—		561,996		(663,229)
Other comprehensive income (loss)		(6,917)		(304,847)		—		(3,004)		130		60,520		—
Purchases		—		4,409,579		45,485		46,041		—		—		23,526
Sales		(20,000)		(1,368,002)		(10,648)		(541)		(14,100)		—		(59,177)
Issues		—		—		—		—		—		(5,222,820)		(14,796)
Settlements		—		(61,055)		—		—		—		4,186,515		18,456
Transfers into Level 3 *		—		27,120		—		—		—		—		—
Transfers out of Level 3 *		—		(69,002)		—		—		—		—		—

Ending	￦	45,025	￦	15,288,284	￦	149,073	￦	1,477,063	￦	—	￦	(8,231,303)	￦	(659,815)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020						2021
	Net losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains on financial instruments at fair value through profit or loss		Other operating expenses		Net interest income

	(In millions of Korean won)
Total gains (losses) recognized in profit or loss for the period	￦	70,251	￦	(56,329)	￦	—	￦	256,167	￦	86,236	￦	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		129,824		(60,884)		—		126,516		85,256		—

	2022
	Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income

	(In millions of Korean won)
Total gains (losses) recognized in profit or loss for the period	￦	(75,653)	￦	124,042	￦	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period		88,483		73,711		—

6.2.3 Sensitivity analysis of changes in unobservable inputs
6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2021 and 2022, are as follows:

(In millions of Korean won)	December 31, 2021
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	￦ 72,016	MonteCarlo Simulation, Hull and White Model	Volatility of underlying asset	14.30 ~ 39.66	The higher the volatility of underlying asset, the higher the fair value fluctuation
			Correlation coefficient	-3.36	The higher the correlation coefficient, the higher the fair value fluctuation
Debt securities	11,555,588	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
			Volatility	13.87 ~ 58.39	The higher the volatility, the higher the fair value fluctuation
			Discount rate	0.60 ~ 21.37	The lower the discount rate, the higher the fair value
			Stock price	18.87 ~ 19.48	The higher the stock price, the higher the fair value
			Correlation coefficient between underlying assets	-60.35 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
			Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
			Recovery rate	40	The higher the recovery rate, the higher the fair value
			Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities	969,513	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	0.50 ~ 2.00	The higher the growth rate, the higher the fair value
			Discount rate	8.80 ~ 24.60	The lower the discount rate, the higher the fair value
			Stock price	23.36 ~ 25.49	The higher the stock price, the higher the fair value
Loans	93,930	DCF Model	Discount rate	8.21	The lower the discount rate, the higher the fair value

(In millions of Korean won)	December 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

	(In millions of Korean won)
Derivatives held for trading:
Stock and index	￦	184,165	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull and White Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	15.07 ~ 80.58	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	- 60.35 ~ 88.17	The higher the correlation coefficient, the higher the fair value fluctuation
				Stock price	-10.00 ~ 10.00	The higher the stock price, the higher the fair value
Currency, interest rate, and others		25,840	DCF Model, Hull and White Model, MonteCarlo Simulation, Closed Form	Volatility	2.67 ~ 81.32	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-48.31 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,434,567	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Dividend Discount Model, Net Asset Value Method, Market Value Approach, Hull and White Model, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.80 ~ 18.02	The lower the discount rate, the higher the fair value
				Volatility	23.36 ~ 31.65	The higher the volatility, the higher the fair value fluctuation
Loans		13,970	DCF Model	Discount rate	2.87 ~ 4.87	The lower the discount rate, the higher the fair value

	￦	14,349,589

	December 31, 2021
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

	(In millions of Korean won)
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	￦	7,817,514	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model	Volatility of underlying asset	1.00 ~ 81.32	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.35 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		92,757	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model	Volatility of underlying asset	15.07 ~ 80.58	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.35 ~ 88.17	The higher the correlation coefficient, the higher the fair value fluctuation
Others		81,843	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	1.46 ~ 2.83	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	5.29 ~ 53.57	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-48.31 ~ 90.16	The higher the correlation coefficient, the higher the fair value fluctuation

	￦	7,992,114

	December 31, 2022
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	￦ 45,025	Hull-white Model	Interest rate	0.86	The lower the interest rate, the higher the fair value
Debt securities	14,061,903	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others	Growth rate	0.00 ~ 3.00	The higher the growth rate, the higher the fair value
			Volatility	0.24 ~ 37.39	The higher the volatility, the higher the fair value fluctuation
			Discount rate	1.54 ~ 15.75	The lower the discount rate, the higher the fair value
			Correlation coefficient between underlying assets	-60.10 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
			Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
			Volatility of Stock price	18.87 ~ 19.48	The higher the volatility, the higher the fair value fluctuation
Equity securities	1,226,381	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	0.00 ~ 4.00	The higher the growth rate, the higher the fair value
			Discount rate	8.00 ~ 23.00	The lower the discount rate, the higher the fair value
			Volatility	16.80 ~ 25.50	The higher the volatility, the higher the fair value fluctuation
Loans	149,073	DCF Model	Discount rate	9.91	The lower the discount rate, the higher the fair value

	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

	(In millions of Korean won)
Derivatives held for trading:
Stock and index	￦	79,297	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	10.00 ~ 58.84	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.10 ~ 79.72	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		43,959	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	9.77 ~ 32.92	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	8.42 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,477,063	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	7.96 ~ 19.14	The lower the discount rate, the higher the fair value
				Volatility of Stock price	23.36 ~ 25.49	The higher the volatility, the higher the fair value fluctuation
				Volatility of interest rate	56.32~121.17	The higher the volatility, the higher the fair value fluctuation

	￦	17,082,701

	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

	(In millions of Korean won)
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	￦	8,231,303	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	1.00 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	- 60.10 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		370,093	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.09 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	- 60.10 ~ 79.72	The higher the correlation coefficient, the higher the fair value fluctuation
Others		412,978	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	4.83 ~ 6.85	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	8.68 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-50.43 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation

	￦	9,014,374

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
Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss: 1
Due from financial institutions	￦	—	￦	—	￦	19	￦	(18)
Debt securities 4		13,149		(12,562)		1,458		(1,402)
Equity securities 3		11,259		(8,192)		1,049		(813)
Loans 5		3,062		(2,742)		—		—
Derivatives held for trading 2		19,328		(20,005)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities 3		6,495		(5,145)		95,599		(71,171)
Loans 6		—		—		133		(131)

	￦	53,293	￦	(48,646)	￦	98,258	￦	(73,535)

Financial liabilities
Financial liabilities designated at fair value through profit or loss 1	￦	78,355	￦	(82,797)	￦	78,356	￦	(82,797)
Derivatives held for trading 2		31,310		(29,309)		31,114		(29,105)

	￦	109,665	￦	(112,106)	￦	109,470	￦	(111,902)

	December 31, 2022
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss: 1
Due from financial institutions	￦	—	￦	—	￦	221	￦	(247)
Debt securities 4		17,392		(17,896)		1,642		(1,869)
Equity securities 3		34,564		(25,586)		—		—
Loans 5		2,276		(2,055)		—		—
Derivatives held for trading 2		18,076		(19,034)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities 3		—		—		179,307		(82,595)
Loans 6		—		—		—		—

	￦	72,308	￦	(64,571)	￦	181,170	￦	(84,711)

Financial liabilities
Financial liabilities designated at fair value through profit or loss 1	￦	94,001	￦	(97,663)	￦	—	￦	—
Derivatives held for trading 2		48,768		(46,427)		—		—

	￦	142,769	￦	(144,090)	￦	—	￦	—

1
For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value by ±1%p and volatility of underlying asset, growth rate by ±1%p or ±10% and correlation coefficient by ±10%.

2	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.
3	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between discount rate (-1%p~1%p) and growth rate (0%p~ 1%p).
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

Changes in deferred day one gains or losses for the years ended December 31, 2021 and 2022, are as follows:

	2021		2022

	(In millions of Korean won)
Balance at the beginning of the year	￦	61,393	￦	77,208
New transactions		166,443		113,504
Changes during the year		(150,628)		(119,208)

Balance at the end of the year	￦	77,208	￦	71,504

6.3 Carrying Amount of Financial Instruments by Category
Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	—	￦	31,009,374	￦	—	￦	31,009,374
Financial assets at fair value through profit or loss		66,005,815		—		—		—		—		66,005,815
Derivative financial assets		3,532,542		—		—		—		188,828		3,721,370
Loans measured at amortized cost		—		—		—		417,900,273		—		417,900,273
Financial investments		—		56,573,115		3,803,128		44,471,628		—		104,847,871
Other financial assets		—		—		—		10,755,350		—		10,755,350

	￦	69,538,357	￦	56,573,115	￦	3,803,128	￦	504,136,625	￦	188,828	￦	634,240,053

	December 31, 2021
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total

	(In milliions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,939,584	￦	9,149,396	￦	—	￦	—	￦	12,088,980
Derivative financial liabilities		3,509,789		—		—		172,469		3,682,258
Deposits		—		—		372,023,918		—		372,023,918
Borrowings		—		—		56,912,374		—		56,912,374
Debentures		—		—		67,430,188		—		67,430,188
Other financial liabilities		—		—		29,494,402		—		29,494,402

	￦	6,449,373	￦	9,149,396	￦	525,860,882	￦	172,469	￦	541,632,120

	December 31, 2022
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	—	￦	32,063,421	￦	—	￦	32,063,421
Financial assets at fair value through profit or loss		64,935,344		—		—		—		—		64,935,344
Derivative financial assets		8,984,171		—		—		—		461,963		9,446,134
Loans measured at amortized cost		—		—		—		436,530,502		—		436,530,502
Financial investments		—		55,973,463		2,326,378		58,288,734		—		116,588,575
Other financial assets		—		—		—		11,209,350		—		11,209,350

	￦	73,919,515	￦	55,973,463	￦	2,326,378	￦	538,092,007	￦	461,963	￦	670,773,326

	December 31, 2022
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total

	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,193,210	￦	10,078,394	￦	—	￦	—	￦	12,271,604
Derivative financial liabilities		9,209,537		—		—		297,172		9,506,709
Deposits		—		—		388,888,452		—		388,888,452
Borrowings		—		—		71,717,366		—		71,717,366
Debentures		—		—		68,698,203		—		68,698,203
Other financial liabilities		—		—		26,705,247		—		26,705,247

	￦	11,402,747	￦	10,078,394	￦	556,009,268	￦	297,172	￦	577,787,581

6.4 Transfer of Financial Assets
6.4.1 Transferred financial assets that are derecognized in their entirety
The Group transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the consolidated financial statement, while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement

			(In millions of Korean won)
Discovery 2 nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	￦	5,189	￦	5,189
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		5,463		5,463

			￦	10,652	￦	10,652

	December 31, 2022
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement

			(In millions of Korean won)
Discovery 2 nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	￦	564	￦	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		541		541

			￦	1,105	￦	1,105

6.4.2 Transferred financial assets that are not derecognized in their entirety
The Group issued securitized debentures using loans as underlying assets. Details of underlying assets and senior debentures in relation to securitization as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures

	(In millions of Korean won)
KB Kookmin Card 5 th Securitization Co., Ltd. 1	￦	492,108	￦	490,113	￦	299,881	￦	302,564
KB Kookmin Card 6 th Securitization Co., Ltd. 1		726,803		723,835		474,000		474,766
KB Kookmin Card 7 th Securitization Co., Ltd. 1		948,129		943,689		598,180		596,272
KB Kookmin Card 8 th Securitization Co., Ltd. 1		545,750		543,982		299,844		306,264
KB Auto Second Asset Securitization Specialty Co., Ltd. 2		129,867		129,385		59,968		59,935

	￦	2,842,657	￦	2,831,004	￦	1,731,873	￦	1,739,801

	December 31, 2022
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures

	(In millions of Korean won)
KB Kookmin Card 7 th Securitization Co., Ltd. 1	￦	963,756	￦	958,207	￦	641,780	￦	628,274
KB Kookmin Card 8 th Securitization Co., Ltd. 1		556,487		553,729		299,878		285,111
KB Kookmin Card 9 th Securitization Co., Ltd. 1		615,565		612,543		349,829		372,724
KB Kookmin Card 10 th Securitization Co., Ltd. 1		1,138,578		1,132,170		503,392		503,644
KB Auto Fifth Asset Securitization Specialty Co., Ltd. 2		441,080		429,626		299,705		299,705

	￦	3,715,466	￦	3,686,275	￦	2,094,584	￦	2,089,458

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
The carrying amount of transferred assets and related liabilities as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Carrying amount of transferred assets		Carrying amount of related liabilities

	(In millions of Korean won)
Bonds sold under repurchase agreements *	￦	11,273,036	￦	10,978,971
Loaned securities:
Government and public bonds		1,035,736		—
Stock		253		—

	￦	12,309,025	￦	10,978,971

	December 31, 2022
	Carrying amount of transferred assets		Carrying amount of related liabilities

	(In millions of Korean won)
Bonds sold under repurchase agreements *	￦	11,418,820	￦	10,610,882
Loaned securities:
Government and public bonds		1,661,550		—
Stock		52,098		—
Others		94,766		—

	￦	13,227,234	￦	10,610,882

*	Bonds sold under repurchase agreements using borrowed securities as collateral amount to ￦ 2,050,635 million and ￦ 100,768 million as of December 31, 2021 and 2022, respectively.
6.4.4 Purchase commitments of securitized debentures
The Group provided additional credit enhancement, such as purchase commitments, for the underlying assets of subsidiaries established for asset-backed securitization. Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2021 and 2022, are as follows:

		December 31, 2021		December 31, 2022
		(In millions of Korean won)
Underlying assets	Financial assets at fair value through profit or loss	￦	289,188	￦	324,456
	Loans measured at amortized cost *		3,724,204		3,050,471

		￦	4,013,392	￦	3,374,927

Associated liabilities	Debentures	￦	4,010,436	￦	3,222,237

*	Before netting of allowance

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
6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral

	(In millions of Korean won)
Derivatives held for trading and derivative-linked securities	￦	3,673,348	￦	—	￦	3,673,348
Derivatives held for hedging		188,828		—		188,828	￦	(2,352,365)	￦	(235,749)	￦	1,274,062
Unsettled spot exchange receivable		2,384,503		—		2,384,503		(2,380,556)		—		3,947
Bonds purchased under repurchase agreements		5,955,194		—		5,955,194		(5,955,194)		—		—
Domestic exchange settlement debits		43,497,849		(42,482,911)		1,014,938		—		—		1,014,938
Other financial instruments		2,341,992		(2,327,904)		14,088		(3,209)		—		10,879

	￦	58,041,714	￦	(44,810,815)	￦	13,230,899	￦	(10,691,324)	￦	(235,749)	￦	2,303,826

	December 31, 2022
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral

	(In millions of Korean won)
Derivatives held for trading and derivative-linked securities	￦	9,380,420	￦	—	￦	9,380,420
Derivatives held for hedging		461,964		—		461,964	￦	(7,710,408)	￦	(195,224)	￦	1,936,752
Unsettled spot exchange receivable		3,374,369		—		3,374,369		(3,360,673)		—		13,696
Bonds purchased under repurchase agreements		3,328,657		—		3,328,657		(3,328,657)		—		—
Domestic exchange settlement debits		55,491,085		(54,611,238)		879,847		—		—		879,847
Other financial instruments		2,010,671		(1,912,964)		97,707		(3,169)		—		94,538

	￦	74,047,166	￦	(56,524,202)	￦	17,522,964	￦	(14,402,907)	￦	(195,224)	￦	2,924,833

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral

	(In millions of Korean won)
Derivatives held for trading and derivative-linked securities	￦	4,132,915	￦	—	￦	4,132,915
Derivatives held for hedging		172,470		—		172,470	￦	(3,069,591)	￦	(75,253)	￦	1,160,541
Unsettled spot exchange payable		2,383,399		—		2,383,399		(2,380,556)		—		2,843
Bonds sold under repurchase agreements *		14,372,761		—		14,372,761		(14,372,761)		—		—
Securities borrowing agreements		2,826,885		—		2,826,885		(2,826,885)		—		—
Domestic exchange settlement credits		47,608,341		(42,482,911)		5,125,430		(5,125,430)		—		—
Other financial instruments		2,738,984		(2,327,904)		411,080		(3,209)		—		407,871

	￦	74,235,755	￦	(44,810,815)	￦	29,424,940	￦	(27,778,432)	￦	(75,253)	￦	1,571,255

	December 31, 2022
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral

	(In millions of Korean won)
Derivatives held for trading and derivative-linked securities	￦	10,500,353	￦	—	￦	10,500,353
Derivatives held for hedging		297,173		—		297,173	￦	(2,302,059)	￦	(83,837)	￦	8,411,630
Unsettled spot exchange payable		3,374,230		—		3,374,230		(3,360,673)		—		13,557
Bonds sold under repurchase agreements *		11,769,694		—		11,769,694		(11,769,694)		—		—
Securities borrowing agreements		2,102,537		—		2,102,537		(2,102,537)		—		—
Domestic exchange settlement credits		56,349,727		(54,611,238)		1,738,489		(1,738,489)		—		—
Other financial instruments		1,973,123		(1,912,964)		60,159		(3,169)		—		56,990

	￦	86,366,837	￦	(56,524,202)	￦	29,842,635	￦	(21,276,621)	￦	(83,837)	￦	8,482,177

*	Includes bonds sold under repurchase agreements to customers.

7. Due from Financial Institutions Measured at Amortized Cost
7.1 Details of due from financial institutions as of December 31, 2021 and 2022, are as follows:

		Financial institutions	Interest rate (%) as of December 31, 2022	December 31, 2021		December 31, 2022
				(In millions of Korean won)
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	￦	15,317,033	￦	15,169,704
	Due from banks	Hana Bank and others	0.00 ~ 6.00		3,390,521		3,606,033
	Due from others	NH Investment & Securities Co., Ltd. and others	0.00 ~ 3.48		686,236		1,298,879

					19,393,790		20,074,616

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others	0.00 ~ 4.00		6,329,310		5,669,702
	Time deposits in foreign currencies	Industrial and Commercial Bank of China and others	0.00 ~ 6.80		587,782		587,218
	Due from others	Societe Generale (Paris) and others	0.00 ~ 8.00		2,054,474		3,171,975

					8,971,566		9,428,895

				￦	28,365,356	￦	29,503,511

*	Before netting of allowance
7.2 Details of restricted due from financial institutions as of December 31, 2021 and 2022, are as follows:

		Financial institutions	December 31, 2021		December 31, 2022		Reasons of restriction
			(In millions of Korean won)
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	￦	15,317,033	￦	15,169,704	Bank of Korea Act
	Due from banks	Shinhan Bank and others		803,445		522,306	Net settlement and others
	Due from others	NH Investment & Securities Co., Ltd. and others		528,642		1,029,631	Derivatives margin account and others

				16,649,120		16,721,641

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Indonesia and others		2,262,610		2,350,933	Indonesian law and others
	Time deposits in foreign currencies	Agricultural Bank of China and others		68,588		72,437	Bank Act of the State of New York and others
	Due from others	Societe Generale (Paris) and others		1,774,388		2,092,656	Derivatives margin account and others

				4,105,586		4,516,026

			￦	20,754,706	￦	21,237,667

*	Before netting of allowance

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2021 and 2022, are as follows:

	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired

	(In millions of Korean won)
Beginning	￦	2,947	￦	34	￦	282
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Reversal of credit losses		(51)		(35)		(282)
Others		73		1		—

Ending	￦	2,969	￦	—	￦	—

	202 2
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired

	(In millions of Korean won)
Beginning	￦	2,969	￦	—	￦	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Reversal of credit losses		(392)		—		—
Others		166		—		—

Ending	￦	2,743	￦	—	￦	—

8. Assets Pledged as Collateral
8.1 Details of assets pledged as collateral as of December 31, 2021 and 2022, are as follows:

		December 31, 2021
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
		(In millions of Korean won)
Due from financial institutions	Shinhan Banks and others	￦	1,163,138	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		8,689,639	Repurchase agreements
	The Korea Securities Depository and others		9,294,924	Securities borrowing transactions
	Samsung Futures Inc. and others		1,039,656	Derivatives transactions

			19,024,219

Financial assets at fair value through other comprehensive income	The Korea Securities Depository and others		2,048,029	Repurchase agreements
	The Korea Securities Depository and others		1,523,593	Securities borrowing transactions
	The Bank of Korea		2,843,426	Borrowings from the Bank of Korea
	The Bank of Korea		1,249,049	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		709,390	Derivatives transactions

			8,373,487

Securities measured at amortized cost	The Korea Securities Depository and others		494,973	Repurchase agreements
	The Bank of Korea		4,847,855	Borrowings from the Bank of Korea
	The Bank of Korea		3,948,622	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		144,014	Derivatives transactions
	Others		268,767	Others

			9,704,231

Loans	Others		9,659,575	Covered bond and others

Real estate	LGIM COMMERCIAL LENDING Ltd. and others		1,598,553	Borrowings from bank and others

		￦	49,523,203

		December 31, 2022
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
		(In millions of Korean won)
Due from financial institutions	KEB Hana Bank and others	￦	1,263,167	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		3,841,536	Repurchase agreements
	The Korea Securities Depository and others		7,063,541	Securities borrowing transactions
	The Bank of Korea		34,071	Borrowings from the Bank of Korea
	The Bank of Korea		236,832	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		1,131,217	Derivatives transactions

			12,307,197

Financial assets at fair value through other comprehensive income	MERITZ Securities Co., LTD and others		5,625,270	Repurchase agreements
	The Korea Securities Depository and others		1,592,460	Securities borrowing transactions
	The Bank of Korea		5,495,686	Borrowings from the Bank of Korea
	The Bank of Korea		1,782,507	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		1,121,999	Derivatives transactions

			15,617,922

Securities measured at amortized cost	The Korea Securities Depository and others		2,307,499	Repurchase agreements
	The Bank of Korea		4,020,539	Borrowings from the Bank of Korea
	The Bank of Korea		5,047,277	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		327,684	Derivatives transactions
	Korea Exchange and others		896,896	Others

			12,599,895

Loans	Others		12,863,079	Covered bond and others

Real estate	LGIM COMMERCIAL LENDING Ltd. and others		834,003	Borrowings from bank and others

		￦	55,485,263

In addition, the Group provided ￦ 6,165,555 million and ￦ 4,986,339 million of debt securities among its borrowed securities and other assets held as collateral to Korea Securities Finance Corporation and others as collateral as of December 31, 2021 and 2022, respectively.

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	6,451,850	￦	—	￦	6,451,850

	December 31, 2022
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	3,344,424	￦	—	￦	3,344,424
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

9.1 Details of derivative financial instruments held for trading as of December 31, 2021 and 2022, are as follows:

	December 31, 2021						December 31, 2022
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Forwards	￦	4,037,717	￦	140,126	￦	126,610	￦	8,261,663	￦	821,603	￦	431,002
Futures*		6,479,692		1,903		2,464		4,450,505		765		256
Swaps		334,721,395		354,686		397,046		359,581,194		859,670		694,713
Options		12,547,000		176,274		199,567		10,508,000		274,596		272,284

		357,785,804		672,989		725,687		382,801,362		1,956,634		1,398,255

Currency
Forwards		105,509,405		1,296,083		934,944		115,682,577		2,813,603		2,472,119
Futures*		361,791		464		877		413,960		36		2,364
Swaps		65,028,025		1,082,873		1,331,597		91,646,725		3,525,458		4,049,390
Options		1,885,064		7,643		11,044		1,852,065		27,258		13,025

		172,784,285		2,387,063		2,278,462		209,595,327		6,366,355		6,536,898

Stock and index
Futures*		1,612,965		14,338		6,530		1,828,302		37,455		89,624
Swaps		5,207,198		322,888		132,619		6,649,735		377,840		492,275
Options		7,617,703		95,338		241,371		7,257,715		168,311		359,274

		14,437,866		432,564		380,520		15,735,752		583,606		941,173

Credit
Swaps		2,602,382		18,979		7,409		3,006,114		32,860		17,468

		2,602,382		18,979		7,409		3,006,114		32,860		17,468

Commodity
Futures*		6,370		43		82		28,577		1,970		941
Swaps		—		—		—		131,500		887		885

		6,370		43		82		160,077		2,857		1,826

Others		1,695,540		20,904		117,629		1,003,301		41,859		313,917

	￦	549,312,247	￦	3,532,542	￦	3,509,789	￦	612,301,933	￦	8,984,171	￦	9,209,537

*	Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
	(In millions of Korean won)
Fair value hedge
Nominal amount of the hedging instrument	￦	2,223,113	￦	1,423,760	￦	967,376	￦	2,153,200	￦	1,428,673	￦	2,419,230	￦	10,615,352
Average price condition (%)		0.94		1.23		1.04		1.16		1.06		1.39		1.18
Average price condition (USD/KRW)		1,144.74		1,154.78		1,169.72		—		—		—		1,150.30
Average price condition (EUR/KRW)		1,359.59		1,363.95		1,394.84		—		1,458.92		—		1,409.23
Average price condition (AUD/KRW)		859.41		—		—		—		—		—		859.41
Average price condition (GBP/KRW)		1,554.65		—		—		1,620.05		—		—		1,557.47
Cash flow hedge
Nominal amount of the hedging instrument	￦	4,150,546	￦	1,763,372	￦	322,735	￦	641,733	￦	580,128	￦	150,000	￦	7,608,514
Average price condition (%)		1.01		1.51		2.06		1.87		1.84		2.12		1.21
Average price condition (USD/KRW)		1,159.92		1,178.13		1,145.05		1,139.40		1,123.13		—		1,152.89
Average price condition (EUR/KRW)		1,312.75		1,321.00		1,364.00		1,374.73		—		—		1,351.76
Average price condition (AUD/KRW)		—		—		856.40		851.50		—		—		853.40
Average price condition (SGD/KRW)		—		866.14		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	￦	91,636	￦	—	￦	—	￦	—	￦	—	￦	—	￦	91,636
Average price condition (USD/KRW)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (GBP/KRW)		1,465.26		—		—		—		—		—		1,465.26

	December 31, 2022
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
	(In millions of Korean won)
Fair value hedge
Nominal amount of the hedging instrument	￦	5,612,378	￦	1,921,072	￦	2,701,675	￦	1,883,332	￦	426,551	￦	2,147,846	￦	14,692,854
Average price condition (%)		4.17		4.52		4.64		4.56		4.36		4.64		4.43
Average price condition (USD/KRW)		1,197.01		1,262.56		1,276.70		—		—		—		1,240.59
Average price condition (EUR/KRW)		1,363.42		1,373.32		—		1,436.86		—		—		1,387.71
Average price condition (AUD/KRW)		886.23		895.76		—		—		—		—		890.17
Average price condition (GBP/KRW)		1,617.02		—		1,535.25		—		—		—		1,537.85
Cash flow hedge
Nominal amount of the hedging instrument	￦	3,033,420	￦	892,720	￦	1,846,139	￦	771,585	￦	1,078,676	￦	210,000	￦	7,832,540
Average price condition (%)		2.90		2.60		4.42		4.62		4.95		3.99		3.54
Average price condition (USD/KRW)		1,178.13		1,196.80		1,166.24		1,225.35		1,252.61		—		1,202.02
Average price condition (EUR/KRW)		1,321.00		1,364.00		1,374.73		—		—		—		1,362.51
Average price condition (AUD/KRW)		—		856.40		851.50		—		—		—		853.40
Average price condition (SGD/KRW)		866.14		—		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	￦	65,012	￦	27,499	￦	—	￦	—	￦	—	￦	—	￦	92,511
Average price condition (USD/KRW)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (GBP/KRW)		—		1,465.26		—		—		—		—		1,465.26

9.3 Fair Value Hedge
9.3.1 Details of fair value hedged items as of December 31, 2021 and 2022 and changes in fair value for the years ended December 31, 2021 and 2022, are as follows:

		December 31, 2021								2021
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
		(In millions of Korean won)
Hedge accounting
Interest rate	Debt securities in Korean won	￦	1,627,228	￦	—	￦	(20,272)	￦	—	￦	(26,247)
	Debt securities in foreign currencies		3,567,662		—		(22,384)		—		(71,246)
	Deposits in foreign currencies		—		93,521		—		(1,319)		3,222
	Debentures in Korean won		—		2,470,123		—		(79,877)		70,308
	Debentures in foreign currencies		—		1,154,178		—		27,953		45,132

			5,194,890		3,717,822		(42,656)		(53,243)		21,169

Currency	Debt securities in foreign currencies		2,443,893		—		133,268		—		180,676

			2,443,893		—		133,268		—		180,676

		￦	7,638,783	￦	3,717,822	￦	90,612	￦	(53,243)	￦	201,845

		December 31, 2022								2022
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
		(In millions of Korean won)
Hedge accounting
Interest rate	Debt securities in Korean won	￦	2,467,171	￦	—	￦	(107,444)	￦	—	￦	(86,757)
	Debt securities in foreign currencies		3,142,973		—		(232,085)		—		(215,183)
	Deposits in foreign currencies		—		29,429		—		(8,591)		6,976
	Debentures in Korean won		—		5,690,371		—		(249,629)		171,841
	Debentures in foreign currencies		—		1,196,781		—		(95,865)		123,817

			5,610,144		6,916,581		(339,529)		(354,085)		694

Currency	Debt securities in foreign currencies		1,596,049		—		82,284		—		151,303

			1,596,049		—		82,284		—		151,303

		￦	7,206,193	￦	6,916,581	￦	(257,245)	￦	(354,085)	￦	151,997

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2021 and 2022 and changes in fair value for the years ended December 31, 2021 and 2022, are as follows:

	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	8,910,139	￦	127,290	￦	38,253	￦	(33,227)
Currency
Forwards		1,705,213		2,436		54,855		(174,707)

	￦	10,615,352	￦	129,726	￦	93,108	￦	(207,934)

	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	13,290,183	￦	186,258	￦	104,856	￦	(1,244)
Currency
Forwards		1,402,671		36,567		26,008		(129,451)

	￦	14,692,854	￦	222,825	￦	130,864	￦	(130,695)

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Hedge accounting
Interest rate	￦	5,742	￦	(12,058)	￦	(550)
Currency		56,684		5,969		21,852

	￦	62,426	￦	(6,089)	￦	21,302

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Gains (losses) on hedging instruments	￦	89,179	￦	(187,364)	￦	(101,281)
Gains (losses) on hedged items attributable to the hedged risk		(26,899)		188,556		122,552

	￦	62,280	￦	1,192	￦	21,271

9.4 Cash Flow Hedge
9.4.1 Details of cash flow hedged items as of December 31, 2021 and 2022 and changes in fair value for the years ended December 31, 2021 and 2022, are as follows:

	Cash flow hedge reserve				Changes in fair value
	December 31, 2021		December 31, 2022		2021		2022
	(In millions of Korean won)
Hedge accounting
Interest rate risk	￦	4,864	￦	46,229	￦	(36,428)	￦	(107,134)
Currency risk		(12,597)		(22,488)		12,605		14,289

	￦	(7,733)	￦	23,741	￦	(23,823)	￦	(92,845)

9.4.2 Details of derivative instruments designated as cash flow hedge as of December 31, 2021 and 2022 and changes in fair value for the years ended December 31, 2021 and 2022, are as follows:

	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	4,553,250	￦	12,575	￦	9,532	￦	36,164
Currency
Swaps		3,055,264		46,527		61,331		60,327

	￦	7,608,514	￦	59,102	￦	70,863	￦	96,491

	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Forwards	￦	1,079,652	￦	20,202	￦	56,753	￦	(36,372)
Swaps		3,231,288		101,975		124		111,902
Currency
Swaps		3,521,600		116,961		98,237		(6,379)

	￦	7,832,540	￦	239,138	￦	155,114	￦	69,151

9.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Gains (losses) on hedging instruments:	￦	(55,240)	￦	96,491	￦	69,151
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		(48,034)		95,478		71,692
Ineffective portion of gains (losses) on cash flow hedging instruments (recognized in profit or loss)		(7,206)		1,013		(2,541)

9.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Other comprehensive income (loss)	￦	(48,034)	￦	95,478	￦	71,692
Reclassification to profit or loss		39,190		(53,080)		(13,288)
Income tax effect		7,580		(21,534)		(26,930)

	￦	(1,264)	￦	20,864	￦	31,474

9.5 Hedge of Net Investments in Foreign Operations
9.5.1 Details of net investments in foreign operations hedged items as of December 31, 2021 and 2022 and changes in fair value for the years ended December 31, 2021 and 2022, are as follows:

	Foreign currency translation reserve		Changes in fair value
	December 31, 2021	December 31, 2022	2021		2022
	(In millions of Korean won)
Hedge accounting
Currency risk	￦ (35,658)	￦ (114,743)	￦	88,729	￦	104,021
9.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of December 31, 2021 and 2022 and changes in fair value for the years ended December 31, 2021 and 2022, are as follows:

	December 31, 2021						2021
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Currency
Forwards	￦	91,636	￦	—	￦	8,498	￦	(8,494)
Debentures in foreign currencies		1,273,227		—		1,273,227		(80,235)

	￦	1,364,863	￦	—	￦	1,281,725	￦	(88,729)

	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Currency
Forwards	￦	92,511	￦	—	￦	11,194	￦	(16,168)
Debentures in foreign currencies		1,361,080		—		1,361,080		(87,853)

	￦	1,453,591	￦	—	￦	1,372,274	￦	(104,021)

9.5.3 Fair value of
non-derivative
financial instruments designated as hedge of net investments in foreign operations as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Debentures in foreign currencies	￦	1,275,291	￦	1,211,215
9.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Gains (losses) on hedging instruments:	￦	88,769	￦	(88,729)	￦	(104,021)
Effective portion of gains (losses) on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		88,769		(88,729)		(104,021)
Ineffective portion of gains (losses) on hedge of net investments in foreign operations (recognized in profit or loss)		—		—		—
9.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Other comprehensive income (loss)	￦	88,769	￦	(88,729)	￦	(104,021)
Reclassification to profit or loss		—		5,195		—
Income tax effect		(24,500)		25,599		24,936

	￦	64,269	￦	(57,935)	￦	(79,085)

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
Details of the Group’s exposure to hedging relationships related to the interest rate benchmark reform as of December 31, 2022, are as follows:

		December 31, 2022
Interest rate benchmark	Currency	Carrying amount of non-derivative assets	Carrying amount of non-derivative liabilities	Notional amount of hedging instruments
	(In millions of Korean won and millions of US dollars)
CD#3M	KRW	2,760,791	5,690,371	6,440,000
USD#LIBOR#3M	USD	1,895	1,385	3,753
USD#LIBOR#6M	USD	167	—	182

10. Loans Measured at Amortized Cost
10.1 Details of loans as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Loans measured at amortized cost	￦	420,910,259	￦	440,137,603
Deferred loan origination fees and costs		674,069		551,524
Less: Allowances for credit losses		(3,684,055)		(4,158,625)

	￦	417,900,273	￦	436,530,502

10.2 Details of loans to banks as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Loans measured at amortized cost	￦	8,325,177	￦	9,751,737
Less: Allowances for credit losses		(443)		(1,951)

	￦	8,324,734	￦	9,749,786

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	184,872,384	￦	162,081,901	￦	—	￦	346,954,285
Loans in foreign currencies		3,990,253		20,865,495		—		24,855,748
Domestic import usance bills		—		3,311,142		—		3,311,142
Off-shore funding loans		—		1,064,623		—		1,064,623
Call loans		—		902,301		—		902,301
Bills bought in Korean won		—		2,209		—		2,209
Bills bought in foreign currencies		—		2,001,046		—		2,001,046
Guarantee payments under acceptances and guarantees		7		20,773		—		20,780
Credit card receivables in Korean won		—		—		20,766,340		20,766,340
Credit card receivables in foreign currencies		—		—		57,980		57,980
Bonds purchased under repurchase agreements		—		4,855,194		—		4,855,194
Privately placed bonds		—		758,557		—		758,557
Factored receivables		113		458		—		571
Lease receivables		778,425		513,714		—		1,292,139
Loans for installment credit		6,265,896		150,340		—		6,416,236

		195,907,078		196,527,753		20,824,320		413,259,151

Proportion (%)		47.40		47.56		5.04		100.00
Less: Allowances for credit losses		(1,004,995)		(1,886,473)		(792,144)		(3,683,612)

	￦	194,902,083	￦	194,641,280	￦	20,032,176	￦	409,575,539

	December 31, 2022
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	181,125,018	￦	177,396,151	￦	—	￦	358,521,169
Loans in foreign currencies		4,668,207		26,052,080		—		30,720,287
Domestic import usance bills		—		4,499,072		—		4,499,072
Off-shore funding loans		—		908,266		—		908,266
Call loans		—		119,066		—		119,066
Bills bought in Korean won		—		285,727		—		285,727
Bills bought in foreign currencies		—		1,780,873		—		1,780,873
Guarantee payments under acceptances and guarantees		1		18,459		—		18,460
Credit card receivables in Korean won		—		—		22,562,217		22,562,217
Credit card receivables in foreign currencies		—		—		47,376		47,376
Bonds purchased under repurchase agreements		—		3,028,657		—		3,028,657
Privately placed bonds		—		853,986		—		853,986
Factored receivables		111		4		—		115
Lease receivables		576,165		558,318		—		1,134,483
Loans for installment credit		5,915,223		542,413		—		6,457,636

		192,284,725		216,043,072		22,609,593		430,937,390

Proportion (%)		44.62		50.13		5.25		100.00
Less: Allowances for credit losses		(1,335,388)		(1,983,444)		(837,842)		(4,156,674)

	￦	190,949,337	￦	214,059,628	￦	21,771,751	￦	426,780,716

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Beginning		Increase		Decrease		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	673,957	￦	418,732	￦	(424,785)	￦	—	￦	667,904
Others 1		95,590		44,728		(63,619)		(4)		76,695

		769,547		463,460		(488,404)		(4)		744,599

Deferred loan origination fees
Loans in Korean won		9,148		11,909		(3,556)		—		17,501
Others 2		44,072		32,667		(27,332)		3,622		53,029

		53,220		44,576		(30,888)		3,622		70,530

	￦	716,327	￦	418,884	￦	(457,516)	￦	(3,626)	￦	674,069

	2022
	Beginning		Increase		Decrease		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	667,904	￦	291,342	￦	(380,718)	￦	—	￦	578,528
Others 1		76,695		38,913		(47,445)		4		68,167

		744,599		330,255		(428,163)		4		646,695

Deferred loan origination fees
Loans in Korean won		17,501		23,780		(13,117)		—		28,164
Others 2		53,029		49,245		(37,730)		2,463		67,007

		70,530		73,025		(50,847)		2,463		95,171

	￦	674,069	￦	257,230	￦	(377,316)	￦	(2,459)	￦	551,524

1	Includes deferred loan origination costs related to credit card receivables, loans for installment credit, and finance lease receivables.
2	Includes deferred loan origination fees related to loans in foreign currencies executed by PT Bank KB Bukopin Tbk and PRASAC Microfinance Institution Plc.

11. Allowances for Credit Losses
11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	403,805	￦	240,578	￦	265,705	￦	368,782	￦	410,937	￦	892,061	￦	205,157	￦	234,219	￦	262,119
Transfer between stages:
Transfer to 12-month expected credit losses		125,634		(120,132)		(5,502)		133,798		(71,772)		(62,026)		45,938		(44,858)		(1,080)
Transfer to lifetime expected credit losses		(97,040)		115,427		(18,387)		(71,902)		92,245		(20,343)		(34,208)		35,846		(1,638)
Impairment		(6,312)		(49,244)		55,556		(2,942)		(42,158)		45,100		(2,228)		(12,580)		14,808
Write-offs		—		12		(411,083)		—		(3)		(239,815)		—		—		(440,721)
Sales		(1,112)		(53)		(3,592)		(179)		—		(16,257)		—		—		—
Provision (reversal) for credit losses 1,2		40,616		52,528		397,492		14,299		88,230		338,746		(39,533)		110,022		474,041
Business combination		8,315		2,223		7,194		—		—		1,654		—		—		—
Others (exchange differences, etc.)		77		532		1,758		5,942		675		21,844		42		—		(13,202)

Ending 3	￦	473,983	￦	241,871	￦	289,141	￦	447,798	￦	478,154	￦	960,964	￦	175,168	￦	322,649	￦	294,327

	2022
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	473,983	￦	241,871	￦	289,141	￦	447,798	￦	478,154	￦	960,964	￦	175,168	￦	322,649	￦	294,327
Transfer between stages:
Transfer to 12-month expected credit losses		129,975		(122,881)		(7,094)		127,679		(120,619)		(7,060)		57,128		(50,836)		(6,292)
Transfer to lifetime expected credit losses		(102,988)		122,804		(19,816)		(93,169)		125,031		(31,862)		(23,042)		24,324		(1,282)
Impairment		(6,042)		(52,137)		58,179		(13,524)		(48,220)		61,744		(2,129)		(19,219)		21,348
Write-offs		—		(1)		(448,376)		—		(3)		(617,332)		—		—		(450,389)
Sales		(810)		(163)		(5,689)		(103)		(145)		(70,603)		—		—		—
Provision (reversal) for credit losses 1,2		108,300		94,535		595,991		49,789		126,627		690,534		(43,497)		77,418		480,849
Others (exchange differences, etc.)		(1,332)		(647)		(11,415)		3,701		1,111		(85,097)		(443)		(21)		(18,219)

Ending 3	￦	601,086		283,381		450,921		522,171		561,936		901,288		163,185		354,315		320,342

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

2	Includes ￦ 387,860 million and ￦ 415,998 million of collections from written-off loans for the years ended December 31, 2021 and 2022, respectively.
The Group manages the
written-off
loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ￦ 9,945,130 million and ￦ 9,830,171 million as of December 31, 2021 and 2022, respectively.

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2021 and 2022, are as follows:

	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	348,518,780	￦	28,504,202	￦	3,427,365
Transfer between stages:
Transfer to 12-month expected credit losses		31,046,440		(30,615,747)		(430,693)
Transfer to lifetime expected credit losses (non-impaired)		(36,815,970)		37,276,737		(460,767)
Transfer to lifetime expected credit losses (impaired)		(668,120)		(1,486,835)		2,154,955
Write-offs		—		9		(1,091,619)
Sales		(2,892,774)		(8,541)		(151,714)
Business combination		116,067		3,924		12,808
Net increase (decrease) (execution, repayment, and others)		46,013,068		(895,012)		27,765

Ending	￦	385,317,491	￦	32,778,737	￦	3,488,100

	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	385,317,491	￦	32,778,737	￦	3,488,100
Transfer between stages:
Transfer to 12-month expected credit losses		34,445,894		(34,282,273)		(163,621)
Transfer to lifetime expected credit losses (non-impaired)		(38,397,090)		38,818,713		(421,623)
Transfer to lifetime expected credit losses (impaired)		(1,127,437)		(1,478,968)		2,606,405
Write-offs		—		(4)		(1,516,097)
Sales		(3,182,398)		(15,961)		(270,541)
Net increase (decrease) (execution, repayment, and others)		25,587,528		(1,325,731)		(171,997)

Ending	￦	402,643,988	￦	34,494,513	￦	3,550,626

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments
12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	￦	8,294,084	￦	8,405,662
Financial bonds		16,887,594		12,121,116
Corporate bonds		5,433,010		4,289,284
Asset-backed securities		197,865		164,543
Beneficiary certificates		15,849,129		18,320,226
Derivative-linked securities		1,543,188		1,713,779
Other debt securities		14,797,822		16,773,117
Equity securities:
Stocks		1,804,507		1,880,611
Other equity securities		614,956		613,969
Loans:
Privately placed bonds		230,006		158,731
Other loans		39,290		334,831
Due from financial institutions:
Other due from financial institutions		200,742		69,469
Others		113,622		90,006

	￦	66,005,815	￦	64,935,344

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	￦	14,317,477	￦	15,974,281
Financial bonds		21,928,735		20,632,077
Corporate bonds		18,986,005		18,282,144
Asset-backed securities		996,428		436,840
Other debt securities		30,866		284,977
Equity securities:
Stocks		3,588,415		1,907,737
Equity investments		27,211		17,096
Other equity securities		187,502		401,545
Loans:
Privately placed bonds		299,634		363,144
Other loans		13,970		—

		60,376,243		58,299,841

Financial assets at amortized cost
Debt securities:
Government and public bonds		21,447,622		23,180,348
Financial bonds		3,850,954		11,325,479
Corporate bonds		12,246,441		15,770,225
Asset-backed securities		6,899,675		7,654,857
Other debt securities		31,105		363,985
Less: Allowances for credit losses		(4,169)		(6,160)

		44,471,628		58,288,734

	￦	104,847,871	￦	116,588,575

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2021 and 2022, are as follows:

		2021				2022
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
		(In millions of Korean won)
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	￦	7,106	￦	300	￦	—	￦	976
	Unlisted		372		19,035		—		20,658
Equity investments			—		114		—		—
Other equity securities			—		6,877		—		15,041

		￦	7,478	￦	26,326	￦	—	￦	36,675

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2021 and 2022, are as follows:

		2021				2022
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income (loss) as of disposal date
		(In millions of Korean won)
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	￦	575,288	￦	(313,427)	￦	425,736	￦	335,203
	Unlisted		5,577		4,559		—		—

		￦	580,865	￦	(308,868)	￦	425,736	￦	335,203

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020
	Provision		Reversal		Total
	(In millions of Korean won)
Securities measured at fair value through other comprehensive income	￦	4,297	￦	(229)	￦	4,068
Loans measured at fair value through other comprehensive income		202		(316)		(114)
Securities measured at amortized cost		1,916		(636)		1,280

	￦	6,415	￦	(1,181)	￦	5,234

	2021
	Provision		Reversal		Total
	(In millions of Korean won)
Securities measured at fair value through other comprehensive income	￦	7,466	￦	(385)	￦	7,081
Loans measured at fair value through other comprehensive income		237		(15)		222
Securities measured at amortized cost		1,892		(691)		1,201

	￦	9,595	￦	(1,091)	￦	8,504

	2022
	Provision		Reversal		Total
	(In millions of Korean won)
Securities measured at fair value through other comprehensive income	￦	2,009	￦	(4,896)	￦	(2,887)
Loans measured at fair value through other comprehensive income		72		(260)		(188)
Securities measured at amortized cost		2,808		(828)		1,980

	￦	4,889	￦	(5,984)	￦	(1,095)

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2021 and 2022, are as follows:

	2021
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	9,908	￦	39	￦	73
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(1,568)		(4)		—
Provision (reversal) for credit losses		8,512		(11)		3
Others		(32)		4		—

Ending	￦	16,820	￦	28	￦	76

	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	16,820	￦	28	￦	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(533)		(20)		—
Provision (reversal) for credit losses		(1,358)		263		—
Others		255		—		—

Ending	￦	15,184	￦	271	￦	76

13. Investments in Associates and Joint Ventures
13.1 Details of investments in associates and joint ventures as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1 1	15.19	￦	259	￦	1,622	￦	1,622	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund 2	66.66		8,801		11,789		11,789	Investment finance	Korea
KB Star Office Private Real Estate Master Fund No.1	21.05		20,000		26,240		26,240	Investment finance	Korea
Balhae Infrastructure Company 1	12.61		105,924		99,785		99,785	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		12,343		22,921		22,921	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		19,835		18,222	Auto loans	Korea
Incheon Bridge Co., Ltd. 1	14.99		9,158		(19,481)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. 1	25.14		440		(147)		—	Research, consulting, and big data	Korea
Paycoms Co., Ltd. 3	11.05		800		181		525	System software publishing	Korea
Food Factory Co., Ltd. 4	22.22		1,000		633		1,320	Farm product distribution	Korea
KBSP Private Equity Fund No.4 1	14.95		6,100		5,628		5,628	Investment finance	Korea
Korea Credit Bureau Co., Ltd. 1	9.00		4,500		4,497		4,497	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,282		4,282	Investment finance	Korea
KB-Solidus Global Healthcare Fund 2	43.33		45,557		48,201		48,898	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		2,776		5,413		5,413	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund 2	56.00		14,280		16,828		16,828	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund 2	42.55		25,250		29,669		28,919	Investment finance	Korea
KB-SJ Tourism Venture Fund 1	18.52		4,999		4,146		4,146	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		959		959	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund 1	14.56		21,641		21,948		21,948	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 2	37.69		5,795		4,680		4,680	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund 2	44.29		21,375		20,972		20,972	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,604		9,604	Investment finance	Korea
All Together Korea Fund No.2 5	99.99		10,000		10,070		10,070	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund 1	12.00		13,392		15,254		15,254	Asset management	Korea
Project Vanilla Co., Ltd.	49.00		2,450		525		525	Investment finance	Korea
December & Company Inc. 1	16.78		25,330		9,054		21,388	Investment finance	Korea
2020 KB Fintech Renaissance Fund 1	5.05		550		618		618	Investment finance	Korea
KB Material and Parts No.1 PEF 1	14.47		3,400		3,343		3,343	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		8,375		8,067		8,067	Investment finance	Korea
KB Bio Private Equity No.3 Ltd. 1	12.20		10,000		9,950		9,950	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		3,175		9,350	Investment advisory and securities trading	Vietnam
498 Seventh Owners LLC 6	49.90		166,851		—		—	Real estate investment	United States
Smart Korea KB Future9-Sejong Venture Fund	38.46		1,000		962		962	Investment finance	Korea
KB-KTB Technology Venture Fund 2	50.50		5,600		5,503		5,554	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund 2	88.23		1,800		1,800		1,800	Investment finance	Korea
Paramark KB Fund No.1	20.69		2,040		1,850		1,850	Investment finance	Korea
Others			2,475		81		789

		￦	598,590	￦	410,457	￦	448,718

	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

	(In millions of Korean won)
KB-KDBC Pre-IPO New Technology Business Investment Fund 2	66.66	￦	3,601	￦	5,978	￦	5,978	Investment finance	Korea
Balhae Infrastructure Company 1	12.61		96,516		90,653		90,617	Investment finance	Korea
Aju Good Technology Venture Fund	38.47		8,143		19,840		19,836	Investment finance	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		20,250		19,162	Auto loans	Korea
Incheon Bridge Co., Ltd. 1	14.99		9,158		(15,963)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. 1	17.86		440		60		60	Research, consulting, and big data	Korea
Paycoms Co., Ltd. 3	12.24		800		201		213	System software publishing	Korea
Food Factory Co., Ltd. 4	22.22		1,000		696		1,399	Farm product distribution	Korea
KBSP Private Equity Fund No.4 1	14.95		6,100		1,892		1,892	Investment finance	Korea
Korea Credit Bureau Co., Ltd. 1	9.00		4,500		4,959		4,959	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,266		4,266	Investment finance	Korea
KB-Solidus Global Healthcare Fund 2	43.33		25,927		21,735		22,432	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		4,798		4,798	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund 2	56.00		9,744		13,794		13,794	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund 2	42.55		12,450		17,801		17,051	Investment finance	Korea
KB-SJ Tourism Venture Fund 1	18.52		4,599		3,773		3,773	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		957		957	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund 1	14.56		23,801		25,144		25,144	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 2	37.69		18,041		16,539		16,539	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund 2	44.29		21,375		19,180		19,180	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,542		9,542	Investment finance	Korea
All Together Korea Fund No.2 5	99.99		10,000		10,244		10,244	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund 1	12.00		10,006		12,554		12,554	Asset management	Korea
December & Company Inc. 1	16.78		29,951		3,735		16,029	Investment finance	Korea
2020 KB Fintech Renaissance Fund 1	5.05		550		630		630	Investment finance	Korea
KB Material and Parts No.1 PEF 1	14.47		3,400		3,321		3,321	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		12,775		10,483		10,483	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		2,917		9,281	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,965		1,965	Investment finance	Korea
KB-BridgePole Venture Investment Fund 1	6.30		850		835		835	Investment finance	Korea
KB-Kyobo New Mobility Power Fund	28.57		3,000		2,826		2,826	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.06		988		949		949	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.52		818		792		792	Investment finance	Korea
SKS-VLP New Technology Investment Fund No.2	23.11		1,156		1,121		1,121	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		45,157		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		2,137		1,475		1,475	Investment finance	Korea
JS Private Equity Fund No.3	20.48		1,700		1,664		1,664	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,979		1,979	Investment finance	Korea
KB-FT 1st Green Growth Investment Fund 1	10.34		2,000		1,970		1,970	Investment finance	Korea

	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location

	(In millions of Korean won)
Glenwood Credit Private Equity Fund No.2	29.89		42,000		43,468		43,468	Investment finance	Korea
THE CHAEUL FUND NO.1	31.25		1,000		989		989	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,000		1,870		1,870	Investment finance	Korea
KB-KTB Technology Venture Fund 2	50.90		16,800		16,256		16,256	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund 2	88.23		19,800		18,651		18,651	Investment finance	Korea
Paramark KB Fund No.1	17.34		12,199		10,966		10,966	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 1	7.12		7,268		7,269		7,233	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	43.96		2,000		1,977		1,977	Investment finance	Korea
History 2022 Fintech Fund	34.78		2,000		1,981		1,981	Investment finance	Korea
PEBBLES-MW M.C.E New Technology Investment Fund 1 st	23.26		2,000		1,982		1,982	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		9,350		9,043		9,043	Investment finance	Korea
TMAP Mobility Co., Ltd. 1	8.25		200,000		61,518		194,455	Application software development and supply	Korea
Nextrade Co., Ltd. 1	6.64		9,700		9,700		9,700	Investment finance	Korea
Shinhan Global Mobility Fund1	24.56		1,345		1,345		1,345	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,995		1,995		1,995	Investment finance	Korea
Others			2,029		(741)		1,049

		￦	743,867	￦	558,981	￦	682,670

1
As of December 31, 2021 and 2022, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

2
In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative
members; the Group has applied the equity method as the Group cannot control the investee by itself.

3	The ownership of Paycoms Co., Ltd. would be 21.84% and 21.68% as of December 31, 2021 and 2022, respectively, considering the potential voting rights of convertible bonds.
4	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of December 31, 2021 and 2022, respectively, considering the potential voting rights of convertible bonds.
5	As of December 31, 2021 and 2022, the Group participates in the investment management committee but cannot exercise control.
6	The investment was classified as assets of a disposal group held for sale as of December 31, 2021.
In accordance with IAS No.28
Investments in Associates and Joint Ventures
, the Group elected an exemption from applying the equity method for 4
6
companies including Banksalad Co., Ltd., and classified them as financial assets at fair value through profit or loss.
Although the Group holds 20% or more of the ownership, investment trusts with limited influence on related activities according to trust contracts, and companies with limited influence on related activities due to bankruptcy and corporate rehabilitation proceedings are excluded from associates.

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2021 and 2022, are as follows:

	December 31, 2021 *
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount

	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	10,678	￦	3	￦	4,015	￦	10,675	￦	1,622	￦	—	￦	1,622
KB-KDBC Pre-IPO New Technology Business Investment Fund		18,069		385		13,200		17,684		11,789		—		11,789
KB Star Office Private Real Estate Master Fund No.1		247,259		122,620		95,000		124,639		26,240		—		26,240
Balhae Infrastructure Company		853,961		62,336		840,323		791,625		99,785		—		99,785
Aju Good Technology Venture Fund		64,303		4,703		32,100		59,600		22,921		—		22,921
SY Auto Capital Co., Ltd.		88,144		47,665		20,000		40,479		19,835		(1,613)		18,222
Incheon Bridge Co., Ltd.		560,570		690,530		61,096		(129,960)		(19,481)		19,481		—
Big Dipper Co., Ltd.		143		748		1,750		(605)		(147)		147		—
Paycoms Co., Ltd.		3,597		1,960		855		1,637		181		344		525
Food Factory Co., Ltd.		8,332		5,482		450		2,850		633		687		1,320
KBSP Private Equity Fund No.4		37,646		5		40,800		37,641		5,628		—		5,628
Korea Credit Bureau Co., Ltd.		128,297		78,328		10,000		49,969		4,497		—		4,497
KB Social Impact Investment Fund		14,431		157		15,000		14,274		4,282		—		4,282
KB-Solidus Global Healthcare Fund		112,358		1,126		68,400		111,232		48,201		697		48,898
POSCO-KB Shipbuilding Fund		17,754		432		8,880		17,322		5,413		—		5,413
KB-TS Technology Venture Private Equity Fund		35,279		5,228		25,500		30,051		16,828		—		16,828
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		69,943		221		61,100		69,722		29,669		(750)		28,919
KB-SJ Tourism Venture Fund		22,947		557		27,000		22,390		4,146		—		4,146
UNION Media Commerce Fund		3,318		10		3,450		3,308		959		—		959
KB-Stonebridge Secondary Private Equity Fund		151,004		316		148,587		150,688		21,948		—		21,948
KB SPROTT Renewable Private Equity Fund No.1		13,886		1,467		15,376		12,419		4,680		—		4,680
KB-UTC Inno-Tech Venture Fund		47,848		497		48,260		47,351		20,972		—		20,972
WJ Private Equity Fund No.1		35,799		170		37,100		35,629		9,604		—		9,604
All Together Korea Fund No.2		10,073		1		10,002		10,072		10,070		—		10,070
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		127,960		844		111,600		127,116		15,254		—		15,254
Project Vanilla Co., Ltd.		1,283		211		5,000		1,072		525		—		525
December & Company Inc.		71,219		17,276		37,241		53,943		9,054		12,334		21,388
2020 KB Fintech Renaissance Fund		12,252		5		10,900		12,247		618		—		618
KB Material and Parts No.1 PEF		23,104		—		23,500		23,104		3,343		—		3,343
FineKB Private Equity Fund No.1		32,583		315		33,500		32,268		8,067		—		8,067
KB Bio Private Equity No.3 Ltd.		81,691		101		82,000		81,590		9,950		—		9,950
G payment Joint Stock Company		7,797		557		2,950		7,240		3,175		6,175		9,350
Smart Korea KB Future9-Sejong Venture Fund		2,581		81		2,600		2,500		962		—		962
KB-KTB Technology Venture Fund		11,008		101		11,000		10,907		5,503		51		5,554
KB-SOLIDUS Healthcare Investment Fund		2,040		—		2,040		2,040		1,800		—		1,800
Paramark KB Fund No.1		8,943		3		9,860		8,940		1,850		—		1,850

	2021*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends

	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	4,594	￦	4,180	￦	—	￦	4,180	￦	—
KB-KDBC Pre-IPO New Technology Business Investment Fund		530		120		—		120		—
KB Star Office Private Real Estate Master Fund No.1		18		(127)		—		(127)		963
Balhae Infrastructure Company		97,833		19,559		—		19,559		9,121
Aju Good Technology Venture Fund		22,486		15,407		—		15,407		—
SY Auto Capital Co., Ltd.		14,316		2,193		104		2,297		—
Incheon Bridge Co., Ltd.		84,068		(16,219)		—		(16,219)		—
Big Dipper Co., Ltd.		939		(583)		—		(583)		—
Paycoms Co., Ltd.		1,515		857		—		857		—
Food Factory Co., Ltd.		8,853		354		—		354		—
KBSP Private Equity Fund No.4		(1,358)		(2,154)		—		(2,154)		—
Korea Credit Bureau Co., Ltd.		128,150		(27,327)		—		(27,327)		90
KB Social Impact Investment Fund		7		(306)		—		(306)		—
KB-Solidus Global Healthcare Fund		18,782		13,396		—		13,396		—
POSCO-KB Shipbuilding Fund		1,880		376		—		376		—
KB-TS Technology Venture Private Equity Fund		2,094		(1,151)		—		(1,151)		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		14,244		8,495		—		8,495		—
KB-SJ Tourism Venture Fund		170		(2,631)		—		(2,631)		—
UNION Media Commerce Fund		—		(3)		—		(3)		—
KB-Stonebridge Secondary Private Equity Fund		55,572		54,053		—		54,053		9,895
KB SPROTT Renewable Private Equity Fund No.1		—		(983)		—		(983)		—
KB-UTC Inno-Tech Venture Fund		1,080		32		—		32		—
WJ Private Equity Fund No.1		291		(398)		—		(398)		—
All Together Korea Fund No.2		53		47		—		47		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		20,594		16,252		—		16,252		—
Project Vanilla Co., Ltd.		—		(3,231)		—		(3,231)		—
December & Company Inc.		3,982		(20,767)		—		(20,767)		—
2020 KB Fintech Renaissance Fund		1,566		1,411		—		1,411		—
KB Material and Parts No.1 PEF		451		42		—		42		34
FineKB Private Equity Fund No.1		2		(1,155)		—		(1,155)		—
KB Bio Private Equity No.3 Ltd.		4		(410)		—		(410)		—
G payment Joint Stock Company		819		(762)		—		(762)		—
Smart Korea KB Future9-Sejong Venture Fund		2		(100)		—		(100)		—
KB-KTB Technology Venture Fund		8		(93)		—		(93)		—
KB-SOLIDUS Healthcare Investment Fund		—		—		—		—		—
Paramark KB Fund No.1		—		(920)		—		(920)		—

	December 31, 2022*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount

	(In millions of Korean won)
KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	9,226	￦	260	￦	5,400	￦	8,966	￦	5,978	￦	—	￦	5,978
Balhae Infrastructure Company		781,317		62,422		765,686		718,895		90,653		(36)		90,617
Aju Good Technology Venture Fund		58,749		7,171		21,180		51,578		19,840		(4)		19,836
SY Auto Capital Co., Ltd.		85,077		43,749		20,000		41,328		20,250		(1,088)		19,162
Incheon Bridge Co., Ltd.		554,738		661,227		61,096		(106,489)		(15,963)		15,963		—
Big Dipper Co., Ltd.		642		308		493		334		60		—		60
Paycoms Co., Ltd.		3,781		2,032		926		1,749		201		12		213
Food Factory Co., Ltd.		8,599		5,468		450		3,131		696		703		1,399
KBSP Private Equity Fund No.4		13,432		776		40,800		12,656		1,892		—		1,892
Korea Credit Bureau Co., Ltd.		155,165		100,065		10,000		55,100		4,959		—		4,959

	December 31, 2022*
	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Consolidated carrying amount

	(In millions of Korean won)
KB Social Impact Investment Fund	14,658	439	15,000	14,219	4,266	—	4,266
KB-Solidus Global Healthcare Fund	50,796	639	23,100	50,157	21,735	697	22,432
POSCO-KB Shipbuilding Fund	15,675	321	5,840	15,354	4,798	—	4,798
KB-TS Technology Venture Private Equity Fund	30,346	5,714	17,400	24,632	13,794	—	13,794
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	42,538	705	31,020	41,833	17,801	(750)	17,051
KB-SJ Tourism Venture Fund	20,926	551	24,840	20,375	3,773	—	3,773
UNION Media Commerce Fund	3,319	18	3,450	3,301	957	—	957
KB-Stonebridge Secondary Private Equity Fund	172,979	349	163,413	172,630	25,144	—	25,144
KB SPROTT Renewable Private Equity Fund No.1	44,880	996	47,868	43,884	16,539	—	16,539
KB-UTC Inno-Tech Venture Fund	44,111	809	48,260	43,302	19,180	—	19,180
WJ Private Equity Fund No.1	35,561	161	37,100	35,400	9,542	—	9,542
All Together Korea Fund No.2	10,246	1	10,001	10,245	10,244	—	10,244
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	102,827	498	81,100	102,329	12,554	—	12,554
December & Company Inc.	35,602	13,271	37,367	22,331	3,735	12,294	16,029
2020 KB Fintech Renaissance Fund	12,529	38	10,900	12,491	630	—	630
KB Material and Parts No.1 PEF	22,953	2	23,500	22,951	3,321	—	3,321
FineKB Private Equity Fund No.1	43,759	1,828	51,100	41,931	10,483	—	10,483
G payment Joint Stock Company	10,177	3,523	2,950	6,654	2,917	6,364	9,281
KB-GeneN Medical Venture Fund No.1	8,770	48	8,880	8,722	1,965	—	1,965
KB-BridgePole Venture Investment Fund	13,331	73	13,500	13,258	835	—	835
KB-Kyobo New Mobility Power Fund	9,932	40	10,500	9,892	2,826	—	2,826
DA-Friend New Technology Investment Fund No.2	3,527	21	3,650	3,506	949	—	949
Cornerstone Pentastone Fund No.4	3,704	23	3,800	3,681	792	—	792
SKS-VLP New Technology Investment Fund No.2	4,855	2	5,001	4,853	1,121	—	1,121
Star-Lord General Investors Private Real Estate Investment Company No.10	585,401	413,283	178,000	172,118	45,157	(45,157)	—
KB-Badgers Future Mobility ESG Fund No.1	3,607	—	5,225	3,607	1,475	—	1,475
JS Private Equity Fund No.3	8,126	1	8,300	8,125	1,664	—	1,664
Mirae Asset Mobility Investment Fund No.1	8,683	73	8,700	8,610	1,979	—	1,979
KB-FT 1st Green Growth Investment Fund 1	19,051	—	19,345	19,051	1,970	—	1,970
Glenwood Credit Private Equity Fund No.2	145,787	376	140,500	145,411	43,468	—	43,468
THE CHAEUL FUND NO.1	3,166	—	3,200	3,166	989	—	989
Smart Korea KB Future9-Sejong Venture Fund	4,862	—	5,200	4,862	1,870	—	1,870
KB-KTB Technology Venture Fund	32,214	280	33,000	31,934	16,256	—	16,256
KB-SOLIDUS Healthcare Investment Fund	21,483	345	22,440	21,138	18,651	—	18,651
Paramark KB Fund No.1	63,260	22	70,169	63,238	10,966	—	10,966
KB Co-Investment Private Equity Fund No.1	101,771	198	102,067	101,573	7,269	(36)	7,233

	December 31, 2022*
	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Consolidated carrying amount

	(In millions of Korean won)
POSITIVE Sobujang Venture Fund No.1	4,521	23	4,550	4,498	1,977	—	1,977
History 2022 Fintech Fund	5,695	—	5,750	5,695	1,981	—	1,981
PEBBLES-MW M.C.E New Technology Investment Fund 1 st	8,562	40	8,600	8,522	1,982	—	1,982
KB-NP Green ESG New Technology Venture Capital Fund	31,838	638	32,260	31,200	9,043	—	9,043
TMAP Mobility Co., Ltd.	920,597	174,696	8,677	745,901	61,518	132,937	194,455
Nextrade Co., Ltd.	146,100	—	146,100	146,100	9,700	—	9,700
Shinhan Global Mobility Fund1	5,474	—	5,700	5,474	1,345	—	1,345
SKB Next Unicorn K-Battery Fund No.1	5,705	14	5,691	5,691	1,995	—	1,995

	2022*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends

	(In millions of Korean won)
KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	1,699	￦	(917)	￦	—	￦	(917)	￦	—
Balhae Infrastructure Company		100,720		133,964		—		133,964		16,646
Aju Good Technology Venture Fund		22,381		6,018		—		6,018		1,200
SY Auto Capital Co., Ltd.		11,569		474		374		848		—
Incheon Bridge Co., Ltd.		130,456		23,754		—		23,754		—
Big Dipper Co., Ltd.		834		(672)		—		(672)		—
Paycoms Co., Ltd.		1,266		399		—		399		—
Food Factory Co., Ltd.		9,059		605		—		605		—
KBSP Private Equity Fund No.4		6		(24,985)		—		(24,985)		—
Korea Credit Bureau Co., Ltd.		144,906		13,809		—		13,809		—
KB Social Impact Investment Fund		240		(55)		—		(55)		—
KB-Solidus Global Healthcare Fund		2,952		(15,775)		—		(15,775)		—
POSCO-KB Shipbuilding Fund		1,721		1,072		—		1,072		—
KB-TS Technology Venture Private Equity Fund		1,043		2,682		—		2,682		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		11,851		1,541		—		1,541		—
KB-SJ Tourism Venture Fund		719		145		—		145		—
UNION Media Commerce Fund		—		(8)		—		(8)		—
KB-Stonebridge Secondary Private Equity Fund		22,445		20,887		—		20,887		2,006
KB SPROTT Renewable Private Equity Fund No.1		—		(1,020)		—		(1,020)		—
KB-UTC Inno-Tech Venture Fund		—		(905)		(1,647)		(2,552)		—
WJ Private Equity Fund No.1		430		(229)		—		(229)		—
All Together Korea Fund No.2		179		173		—		173		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		21,470		5,713		—		5,713		—
December & Company Inc.		868		(32,002)		—		(32,002)		—
2020 KB Fintech Renaissance Fund		395		243		—		243		—
KB Material and Parts No.1 PEF		451		83		—		83		34

	2022*
	Operating revenue	Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)	Dividends

	(In millions of Korean won)
FineKB Private Equity Fund No.1	14,244	(7,938)	—	(7,938)	—
G payment Joint Stock Company	3,401	(831)	—	(831)	—
KB-GeneN Medical Venture Fund No.1	1	(158)	—	(158)	—
KB-BridgePole Venture Investment Fund	4	(242)	—	(242)	—
KB-Kyobo New Mobility Power Fund	2	(608)	—	(608)	—
DA-Friend New Technology Investment Fund No.2	—	(144)	—	(144)	—
Cornerstone Pentastone Fund No.4	—	(119)	—	(119)	—
SKS-VLP New Technology Investment Fund No.2	1	(148)	—	(148)	—
Star-Lord General Investors Private Real Estate Investment Company No.10	16,792	(4,254)	—	(4,254)	—
KB-Badgers Future Mobility ESG Fund No.1	—	(1,618)	—	(1,618)	—
JS Private Equity Fund No.3	—	(175)	—	(175)	—
Mirae Asset Mobility Investment Fund No.1	9	(90)	—	(90)	—
KB-FT 1st Green Growth Investment Fund 1	5	(294)	—	(294)	—
Glenwood Credit Private Equity Fund No.2	5,286	4,911	—	4,911	—
THE CHAEUL FUND NO.1	—	(34)	—	(34)	—
Smart Korea KB Future9-Sejong Venture Fund	13	(236)	—	(236)	—
KB-KTB Technology Venture Fund	134	(973)	—	(973)	—
KB-SOLIDUS Healthcare Investment Fund	14	(1,302)	—	(1,302)	—
Paramark KB Fund No.1	581	(6,010)	—	(6,010)	—
KB Co-Investment Private Equity Fund No.1	14	(494)	—	(494)	—
POSITIVE Sobujang Venture Fund No.1	1	(52)	—	(52)	—
History 2022 Fintech Fund	—	(55)	—	(55)	—
PEBBLES-MW M.C.E New Technology Investment Fund 1 st	—	(78)	—	(78)	—
KB-NP Green ESG New Technology Venture Capital Fund	19	(1,059)	—	(1,059)	—
TMAP Mobility Co., Ltd.	139,792	(132,476)	—	(132,476)	—
Nextrade Co., Ltd.	—	—	—	—	—
Shinhan Global Mobility Fund1	—	(226)	—	(226)	—
SKB Next Unicorn K-Battery Fund No.1	1	—	—	—	—

*
The condensed financial information of the associates and joint ventures is adjusted to reflect adjustments, such as fair value adjustments recognized at the time of acquisition and adjustments for differences in accounting policies.

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2021 and 2022, are as follows:

	2021 1
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income (loss)		Ending

	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	1,279	￦	—	￦	(292)	￦	—	￦	635	￦	—	￦	1,622
KB GwS Private Securities Investment Trust		141,359		—		(141,359)		—		—		—		—
KB-KDBC Pre-IPO New Technology Business Investment Fund		16,042		—		(4,800)		—		547		—		11,789
KB Star Office Private Real Estate Master Fund No.1		20,066		—		—		(963)		7,137		—		26,240
Balhae Infrastructure Company		106,624		280		(463)		(9,121)		2,465		—		99,785
Aju Good Technology Venture Fund		21,348		—		(4,770)		—		6,343		—		22,921
SY Auto Capital Co., Ltd.		16,144		—		—		—		2,027		51		18,222
Incheon Bridge Co., Ltd.		—		—		—		—		—		—		—
Big Dipper Co., Ltd.		—		—		—		—		—		—		—
Paycoms Co., Ltd.		198		—		—		—		327		—		525
Food Factory Co., Ltd.		1,281		—		—		—		7		32		1,320
KBSP Private Equity Fund No.4		5,950		—		—		—		(322)		—		5,628
KB Private Equity Fund No.3		94		—		(13)		(81)		—		—		—
Korea Credit Bureau Co., Ltd.		7,153		—		—		(90)		(2,566)		—		4,497
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2		9,845		—		(9,725)		(2,120)		2,000		—		—
Keystone-Hyundai Securities No.1 Private Equity Fund		1,556		—		(1,044)		(512)		—		—		—
KB Social Impact Investment Fund		2,874		1,500		—		—		(92)		—		4,282
KB-Solidus Global Healthcare Fund		46,213		—		(3,120)		—		5,805		—		48,898
POSCO-KB Shipbuilding Fund		12,895		—		(7,599)		—		117		—		5,413
KB-TS Technology Venture Private Equity Fund		17,630		3,080		(5,376)		—		1,494		—		16,828
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		26,763		10,000		(10,800)		—		2,956		—		28,919
KB-SJ Tourism Venture Fund		4,133		499		—		—		(486)		—		4,146
UNION Media Commerce Fund		960		—		—		—		(1)		—		959
KB-Stonebridge Secondary Private Equity Fund		16,636		13,257		(5,924)		(9,895)		7,874		—		21,948
KB SPROTT Renewable Private Equity Fund No.1		5,049		—		—		—		(369)		—		4,680
KB-UTC Inno-Tech Venture Fund		16,999		5,085		(1,126)		—		14		—		20,972
WJ Private Equity Fund No.1		9,711		—		—		—		(107)		—		9,604
All Together Korea Fund No.2		10,023		—		—		—		47		—		10,070
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		5,611		7,692		—		—		1,951		—		15,254
JR Global REIT		215,854		—		(209,250)		(6,604)		—		—		—
Project Vanilla Co., Ltd.		2,151		—		—		—		(1,626)		—		525
December & Company Inc.		24,402		481		—		—		(3,507)		12		21,388
2020 KB Fintech Renaissance Fund		547		—		—		—		71		—		618
KB Material and Parts No.1 PEF		3,371		—		—		(34)		6		—		3,343
FineKB Private Equity Fund No.1		—		8,375		—		—		(308)		—		8,067
KB Bio Private Equity No.3 Ltd.		—		10,000		—		—		(50)		—		9,950
K The 15th REIT Co., Ltd.		—		8,600		(8,600)		—		—		—		—
G payment Joint Stock Company		—		9,684		—		—		(334)		—		9,350
498 Seventh Owners LLC 2		—		172,907		(169,424)		(3,483)		—		—		—
Smart Korea KB Future9-Sejong Venture Fund		—		1,000		—		—		(38)		—		962
KB-KTB Technology Venture Fund		—		5,601		—		—		(47)		—		5,554
KB-SOLIDUS Healthcare Investment Fund		—		1,800		—		—		—		—		1,800
Paramark KB Fund No.1		—		2,040		—		—		(190)		—		1,850
Others		674		—		—		—		(303)		418		789

	￦	771,435	￦	261,881	￦	(583,685)	￦	(32,903)	￦	31,477	￦	513	￦	448,718

	2022 1
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income (loss)		Ending

	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	1,622	￦	—	￦	(1,429)	￦	—	￦	(193)	￦	—	￦	—
KB-KDBC Pre-IPO New Technology Business Investment Fund		11,789		—		(5,200)		—		(611)		—		5,978
KB Star Office Private Real Estate Master Fund No.1		26,240		—		(5,960)		(20,280)		—		—		—
Balhae Infrastructure Company		99,785		—		(9,408)		(16,646)		16,886		—		90,617
Incheon Bridge Co., Ltd.		—		—		—		—		—		—		—
Aju Good Technology Venture Fund		22,921		—		(4,200)		(1,200)		2,315		—		19,836
SY Auto Capital Co., Ltd.		18,222		—		—		—		757		183		19,162
Big Dipper Co., Ltd.		—		291		—		—		(231)		—		60
Paycoms Co., Ltd.		525		—		—		—		(312)		—		213
Food Factory Co., Ltd.		1,320		—		—		—		132		(53)		1,399
KBSP Private Equity Fund No.4		5,628		—		—		—		(3,736)		—		1,892
Korea Credit Bureau Co., Ltd.		4,497		—		—		—		462		—		4,959
KB Social Impact Investment Fund		4,282		—		—		—		(16)		—		4,266
KB-Solidus Global Healthcare Fund		48,898		—		(19,630)		—		(6,836)		—		22,432
POSCO-KB Shipbuilding Fund		5,413		—		(950)		—		335		—		4,798
KB-TS Technology Venture Private Equity Fund		16,828		—		(4,536)		—		1,502		—		13,794
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		28,919		—		(12,800)		—		932		—		17,051
KB-SJ Tourism Venture Fund		4,146		—		(400)		—		27		—		3,773
UNION Media Commerce Fund		959		—		—		—		(2)		—		957
KB-Stonebridge Secondary Private Equity Fund		21,948		4,370		(2,210)		(2,006)		3,042		—		25,144
KB SPROTT Renewable Private Equity Fund No.1		4,680		12,246		—		—		(387)		—		16,539
KB-UTC Inno-Tech Venture Fund		20,972		—		—		—		(1,306)		(486)		19,180
WJ Private Equity Fund No.1		9,604		—		—		—		(62)		—		9,542
All Together Korea Fund No.2		10,070		—		—		—		174		—		10,244
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		15,254		1,320		(4,706)		—		686		—		12,554
Project Vanilla Co., Ltd.		525		—		(525)		—		—		—		—
December & Company Inc.		21,388		—		(49)		—		(5,353)		43		16,029
2020 KB Fintech Renaissance Fund		618		—		—		—		12		—		630
KB Material and Parts No.1 PEF		3,343		—		—		(34)		12		—		3,321
FineKB Private Equity Fund No.1		8,067		7,500		(3,100)		—		(1,984)		—		10,483
KB Bio Private Equity No.3 Ltd.		9,950		—		(3,922)		(6,028)		—		—		—
G payment Joint Stock Company		9,350		295		—		—		(364)		—		9,281
Apollo REIT PropCo LLC		—		19,968		(19,968)		—		—		—		—
KB-GeneN Medical Venture Fund No.1		—		2,000		—		—		(35)		—		1,965
KB-BridgePole Venture Investment Fund		—		850		—		—		(15)		—		835
KB-Kyobo New Mobility Power Fund		—		3,000		—		—		(174)		—		2,826
DA-Friend New Technology Investment Fund No.2		—		988		—		—		(39)		—		949
Cornerstone Pentastone Fund No.4		—		818		—		—		(26)		—		792
SKS-VLP New Technology Investment Fund No.2		—		1,156		—		—		(35)		—		1,121
Star-Lord General Investors Private Real Estate Investment Company No.10		—		46,700		—		—		(46,700)		—		—
KB-Badgers Future Mobility ESG Fund No.1		—		2,137		—		—		(662)		—		1,475
JS Private Equity Fund No.3		—		1,700		—		—		(36)		—		1,664
Mirae Asset Mobility Investment Fund No.1		—		2,000		—		—		(21)		—		1,979
KB-FT 1st Green Growth Investment Fund 1		—		2,000		—		—		(30)		—		1,970
Glenwood Credit Private Equity Fund No.2		—		42,000		—		—		1,468		—		43,468
THE CHAEUL FUND NO.1		—		1,000		—		—		(11)		—		989
Smart Korea KB Future9-Sejong Venture Fund		962		1,000		—		—		(92)		—		1,870
KB-KTB Technology Venture Fund		5,554		11,200		—		—		(498)		—		16,256
KB-SOLIDUS Healthcare Investment Fund		1,800		18,000		—		—		(1,149)		—		18,651
Paramark KB Fund No.1		1,850		12,444		(2,285)		—		(1,043)		—		10,966
KB Co-Investment Private Equity Fund No.1		—		7,268		—		—		(35)		—		7,233
POSITIVE Sobujang Venture Fund No.1		—		2,000		—		—		(23)		—		1,977
History 2022 Fintech Fund		—		2,000		—		—		(19)		—		1,981
PEBBLES-MW M.C.E New Technology Investment Fund 1 st		—		2,000		—		—		(18)		—		1,982
KB-NP Green ESG New Technology Venture Capital Fund		—		9,350		—		—		(307)		—		9,043
TMAP Mobility Co., Ltd.		—		200,000		—		—		(5,797)		252		194,455
Nextrade Co., Ltd.		—		9,700		—		—		—		—		9,700
Shinhan Global Mobility Fund1		—		1,345		—		—		—		—		1,345
SKB Next Unicorn K-Battery Fund No.1		—		1,995		—		—		—		—		1,995
Others		789		50		(43)		—		75		178		1,049

	￦	448,718	￦	430,691	￦	(101,321)	￦	(46,194)	￦	(49,341)	￦	117	￦	682,670

1	Gains on disposal of investments in associates and joint ventures amount to ￦ 62,048 million ￦ 20,585 million for the years ended December 31, 2021 and 2022, respectively.
2	The investment was classified as assets of a disposal group held for sale as of December 31, 2021.

13.4 Unrecognized share of losses of investments in associates and joint ventures due to the discontinuation of recognizing share of losses, for the years ended December 31, 2021 and 2022, and accumulated amount of unrecognized losses as of December 31, 2021 and 2022, are as follows:

	Unrecognized losses for the period				Accumulated unrecognized losses
	2021		2022		December 31, 2021		December 31, 2022

	(In millions of Korean won)
DSMETAL Co., Ltd.	￦	38	￦	—	￦	103	￦	103
Incheon Bridge Co., Ltd.		1,381		(3,518)		19,481		15,963
Jungdong Steel Co., Ltd.		—		—		489		489
Shinla Construction Co., Ltd.		—		—		183		183
Jaeyang Industry Co., Ltd.		—		—		30		30
Terra Corporation		—		—		14		14
Jungdo Co., Ltd.		239		(8)		551		543
Jinseung Tech Co., Ltd.		12		(15)		33		18
Korea NM Tech Co., Ltd.		—		3		28		31
Chongil Machine & Tools Co., Ltd.		49		7		68		75
Skydigital Inc.		68		3		174		177
Imt Technology Co., Ltd.		(3)		—		—		—
Jo Yang Industrial Co., Ltd.		9		8		105		113
IDTECK Co., Ltd.		(72)		(144)		144		—
MJT&I Corp.		152		1		152		153
Dae-A Leisure Co., Ltd.		202		310		202		512
Il-Kwang Electronic Materials Co., Ltd.		160		(2)		160		158
Inter Shipping Co., Ltd.		117		1,022		117		1,139
Dongjo Co., Ltd		—		696		—		696
Iwon Alloy Co., Ltd.		—		19		—		19
Chunsung-meat co., ltd.		—		24		—		24
ALTSCS CO., LTD.		—		1		—		1
RAND Bio Science Co., Ltd.		309		231		309		540
Star-Lord General Investors Private Real Estate Investment Company No.10		—		9,741		—		9,741

	￦	2,661	￦	8,379	￦	22,343	￦	30,722

14. Property and Equipment, and Investment Properties
14.1 Property and Equipment
14.1.1 Details of property and equipment as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,548,185	￦	—	￦	(4)	￦	2,548,181
Buildings		2,534,134		(851,730)		(5,747)		1,676,657
Leasehold improvements		977,853		(889,602)		—		88,251
Equipment and vehicles		2,093,461		(1,782,278)		—		311,183
Construction in-progress		39,579		—		—		39,579
Right-of-use assets		1,301,864		(725,817)		—		576,047

	￦	9,495,076	￦	(4,249,427)	￦	(5,751)	￦	5,239,898

	December 31, 2022
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,416,730	￦	—	￦	(4)	￦	2,416,726
Buildings		2,426,317		(839,137)		(5,747)		1,581,433
Leasehold improvements		1,020,095		(943,711)		—		76,384
Equipment and vehicles		2,070,374		(1,766,036)		—		304,338
Construction in-progress		28,045		—		—		28,045
Right-of-use assets		1,440,686		(856,145)		—		584,541

	￦	9,402,247	￦	(4,405,029)	￦	(5,751)	￦	4,991,467

14.1.2 Changes in property and equipment for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Beginning		Acquisition		Transfer 1		Disposal		Depreciation 2		Business combination		Others 3		Ending

	(In millions of Korean won)
Land	￦	2,610,586	￦	1,106	￦	(81,690)	￦	(11,399)	￦	—	￦	—	￦	29,578	￦	2,548,181
Buildings		1,771,582		2,412		(79,802)		6,213		(69,118)		—		45,370		1,676,657
Leasehold improvements		95,827		13,079		40,148		(891)		(61,294)		—		1,382		88,251
Equipment and vehicles		340,658		153,459		2,488		(1,819)		(187,918)		537		3,778		311,183
Construction in-progress		44,190		129,682		(99,763)		(8,435)		—		—		(26,095)		39,579
Right-of-use assets		570,711		614,069		(9)		(324,104)		(288,980)		20		4,340		576,047

	￦	5,433,554	￦	913,807	￦	(218,628)	￦	(340,435)	￦	(607,310)	￦	557	￦	58,353	￦	5,239,898

	2022
	Beginning		Acquisition		Transfer 1		Disposal		Depreciation 2		Business combination		Others 3		Ending
	(In millions of Korean won)
Land	￦	2,548,181	￦	678	￦	(117,290)	￦	(7,223)	￦	—	￦	—	￦	(7,620)	￦	2,416,726
Buildings		1,676,657		12,867		(39,460)		(7,860)		(66,044)		—		5,273		1,581,433
Leasehold improvements		88,251		12,533		36,379		(455)		(60,129)		8		(203)		76,384
Equipment and vehicles		311,183		159,109		1,899		(1,795)		(170,529)		30		4,441		304,338
Construction in-progress		39,579		110,378		(121,306)		(397)		—		—		(209)		28,045
Right-of-use assets		576,047		682,393		(2,640)		(416,712)		(296,509)		—		41,962		584,541

	￦	5,239,898	￦	977,958	￦	(242,418)	￦	(434,442)	￦	(593,211)	￦	38	￦	43,644	￦	4,991,467

1	Includes transfers with investment properties and assets held for sale.
2	Includes depreciation expenses amounting to ￦ 196 million and ￦ 255 million recorded as other operating expenses and others for the years ended December 31, 2021 and 2022, respectively.
3	Includes net exchange difference.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Beginning	Impairment		Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses of property and equipment	￦ (6,877)	￦	—	￦	—	￦	1,126	￦ (5,751)

	2022
	Beginning	Impairment		Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses of property and equipment	￦ (5,751)	￦	—	￦	—	￦	—	￦ (5,751)
14.2 Investment Properties
14.2.1 Details of investment properties as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	1,577,800	￦	—	￦	(447)	￦	1,577,353
Buildings		1,089,761		(147,307)		(4,863)		937,591

	￦	2,667,561	￦	(147,307)	￦	(5,310)	￦	2,514,944

	December 31, 2022
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	1,496,007	￦	—	￦	(478)	￦	1,495,529
Buildings		1,783,438		(125,428)		(5,199)		1,652,811

	￦	3,279,445	￦	(125,428)	￦	(5,677)	￦	3,148,340

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2022, are as follows:

December 31, 2022
	Fair value		Valuation techniques	Inputs
(In millions of Korean won)
Land and buildings	￦	194,157	Cost approach method	- Price per square meter - Replacement cost
		1,514,800	Market comparison method	- Price per square meter
		1,527,096	Discounted cash flow method	- Prospective rental market growth rate - Period of vacancy - Rental ratio - Discount rate and others
		233,850	Income approach method	- Discount rate - Capitalization rate - Vacancy rate

Fair value of investment properties amounts to ￦ 2,712,402 million and ￦ 3,469,903 million as of December 31, 2021 and 2022, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.
Rental income from above investment properties amounts to ￦ 123,313 million and ￦ 136,493 million for the years ended December 31, 2021 and 2022, respectively.
14.2.3 Changes in investment properties for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Beginning		Acquisition		Transfer*		Disposal		Depreciation		Others		Ending
	(In millions of Korean won)
Land	￦	1,568,098	￦	28,568	￦	22,410	￦	(63,546)	￦	—	￦	21,823	￦	1,577,353
Buildings		965,441		90,393		1,802		(112,159)		(28,933)		21,047		937,591

	￦	2,533,539	￦	118,961	￦	24,212	￦	(175,705)	￦	(28,933)	￦	42,870	￦	2,514,944

	2022
	Beginning		Acquisition		Transfer*		Disposal		Depreciation		Others		Ending
	(In millions of Korean won)
Land	￦	1,577,353	￦	387,282	￦	(64,630)	￦	(414,335)	￦	—	￦	9,859	￦	1,495,529
Buildings		937,591		880,545		(62,186)		(153,562)		(38,156)		88,579		1,652,811

	￦	2,514,944	￦	1,267,827	￦	(126,816)	￦	(567,897)	￦	(38,156)	￦	98,438	￦	3,148,340

*	Includes transfers with property and equipment and assets held for sale.
15. Intangible Assets
15.1 Details of intangible assets as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
	(In millions of Korean won)
Goodwill	￦	887,259	￦	—	￦	(70,517)	￦	(10,335)	￦	806,407
Other intangible assets		5,227,231		(2,732,394)		(34,887)		—		2,459,950

	￦	6,114,490	￦	(2,732,394)	￦	(105,404)	￦	(10,335)	￦	3,266,357

	December 31, 2022
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
	(In millions of Korean won)
Goodwill	￦	903,003	￦	—	￦	(70,517)	￦	12,669	￦	845,155
Other intangible assets		5,537,835		(3,149,825)		(32,766)		—		2,355,244

	￦	6,440,838	￦	(3,149,825)	￦	(103,283)	￦	12,669	￦	3,200,399

15.2 Details of goodwill as of December 31, 2021 and 2022, are as follows:

	December 31, 2021				December 31, 2022
	Acquisition cost		Carrying amount *		Acquisition cost		Carrying amount *
	(In millions of Korean won)
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
Kookmin Bank Cambodia Plc.		1,202		—		1,202		—
KB Securities Co., Ltd.		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404
KB Securities Vietnam Joint Stock Company		13,092		13,533		13,092		13,947
KB Daehan Specialized Bank Plc.		1,515		1,601		1,515		1,712
PRASAC Microfinance Institution Plc.		396,942		388,524		396,942		415,332
PT Sunindo Kookmin Best Finance		2,963		2,894		2,963		2,817
PT Bank KB Bukopin Tbk		89,220		85,893		89,220		83,619
PT. KB Finansia Multi Finance		51,820		52,772		51,820		51,376
PT. KB Valbury Sekurita		—		—		11,070		10,713
I-Finance Leasing		—		—		4,674		4,449

	￦	887,259	￦	806,407	￦	903,003	￦	845,155

*	Includes the effect of exchange differences and others.
15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Beginning	Impairment		Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of goodwill	￦ (70,517)	￦	—	￦	—	￦ (70,517)

	2022
	Beginning	Impairment		Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of goodwill	￦ (70,517)	￦	—	￦	—	￦ (70,517)

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2022 are as follows:

		December 31, 2022
		Carrying amount of goodwill		Recoverable amount exceeding carrying amount*		Discount rate (%)	Permanent growth rate (%)
		(In millions of Korean won)
Housing & Commercial Bank	Retail banking	￦	49,315	￦	5,778,171	16.60	1.00
	Corporate banking		15,973		2,905,282	17.01	1.00
	KB Securities Co., Ltd.		58,889		29,096	17.86	1.00
	KB Capital Co., Ltd.		79,609		1,019,677	16.74	1.00
	KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		57,404		730,113	12.16	1.00
	KB Securities Vietnam Joint Stock Company		13,947		69,658	19.66	1.00
	KB Daehan Specialized Bank Plc.		1,712		23,981	21.84	1.00
	PT Bank KB Bukopin Tbk		83,619		582,823	20.16	3.00
	PRASAC Microfinance Institution Plc.		415,332		122,207	30.40	3.00
	PT Sunindo Kookmin Best Finance		2,817		10,699	18.55	—
	PT. KB Finansia Multi Finance		51,376		128,087	16.35	1.00
	PT. KB Valbury Sekurita		10,713		67,989	13.95	1.00

		￦	840,706	￦	11,467,783

*	The recoverable amount exceeding carrying amount is the amount at the time of impairment testing.
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
The Group acquired a 100% stake in
I-Finance
Leasing on December 26, 2022 as the business combination date, and goodwill acquired from this business combination was ￦ 4,449 million as of December 31, 2022. The Group conducts an impairment test annually and whenever there is an indication of impairment, and No indication of impairment of goodwill has been observed as of December 31, 2022.

15.5 Details of intangible assets other than goodwill as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	3,056	￦	(1,953)	￦	—	￦	1,103
Software		1,996,646		(1,417,705)		—		578,941
Other intangible assets		797,107		(365,473)		(34,887)		396,747
VOBA		2,395,291		(915,746)		—		1,479,545
Right-of-use assets		35,131		(31,517)		—		3,614

	￦	5,227,231	￦	(2,732,394)	￦	(34,887)	￦	2,459,950

	December 31, 2022
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	4,740	￦	(2,913)	￦	(716)	￦	1,111
Software		2,260,879		(1,640,631)		—		620,248
Other intangible assets		841,785		(420,381)		(32,050)		389,354
VOBA		2,395,291		(1,053,362)		—		1,341,929
Right-of-use assets		35,140		(32,538)		—		2,602

	￦	5,537,835	￦	(3,149,825)	￦	(32,766)	￦	2,355,244

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Beginning		Acquisition & transfer		Disposal		Amortization 1		Business combination		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	2,347	￦	207	￦	(1,080)	￦	(371)	￦	—	￦	—	￦	1,103
Software		573,186		219,128		(838)		(216,073)		8,742		(5,204)		578,941
Other intangible assets 2		371,773		100,460		(16,907)		(59,761)		—		1,182		396,747
VOBA		1,635,619		—		—		(156,074)		—		—		1,479,545
Right-of-use assets		4,626		—		—		(1,012)		—		—		3,614

	￦	2,587,551	￦	319,795	￦	(18,825)	￦	(433,291)	￦	8,742	￦	(4,022)	￦	2,459,950

	2022
	Beginning		Acquisition & transfer		Disposal		Amortization 1		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	1,103	￦	254	￦	—	￦	(246)	￦	—	￦	1,111
Software		578,941		290,229		(332)		(249,050)		460		620,248
Other intangible assets 2		396,747		69,596		(10,192)		(62,270)		(4,527)		389,354
VOBA		1,479,545		—		—		(137,616)		—		1,341,929
Right-of-use assets		3,614		—		—		(1,012)		—		2,602

	￦	2,459,950	￦	360,079	￦	(10,524)	￦	(450,194)	￦	(4,067)	￦	2,355,244

1	Includes ￦ 189,791 million and ￦ 164,308 million recorded as insurance expenses and other operating expenses for the years ended December 31, 2021 and 2022, respectively.
2
Impairment losses for membership right with indefinite useful life among other intangible assets are recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment losses are recognized when its recoverable amount is higher than its carrying amount.

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses of other intangible assets	￦ (36,264)	￦ (5,306)	￦	2,939	￦	3,744	￦ (34,887)

	2022
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses of other intangible assets	￦ (34,887)	￦ (1,301)	￦	425	￦	2,997	￦ (32,766)
16. Lease
16.1 The Group as a Lessee
16.1.1 Amounts recognized in the consolidated statements of financial position related to lease as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Right-of-use property and equipment:*
Real estate	￦	544,075	￦	557,122
Vehicles		18,416		20,281
Others		13,556		7,138

		576,047		584,541

Right-of-use intangible assets*		3,614		2,602

	￦	579,661	￦	587,143

Lease liabilities *	￦	578,808	￦	592,697

*	Included in property and equipment, intangible assets, and other liabilities.

16.1.2 Amounts recognized in the consolidated statements of comprehensive income related to lease for the years ended December 31, 2021 and 2022, are as follows:

	2021		2022
	(In millions of Korean won)
Depreciation and amortization of right-of-use assets:
Real estate	￦	262,240	￦	271,703
Vehicles		17,796		17,661
Others		8,944		7,145
Intangible assets		1,012		1,012

	￦	289,992	￦	297,521

Interest expenses on the lease liabilities	￦	14,678	￦	17,849
Expense relating to short-term lease		5,920		4,388
Expense relating to lease of low-value assets that are not short-term lease		8,434		10,089
Expense relating to variable lease payments not included in lease liabilities (included in administrative expenses)		262		3
Total cash outflows for lease for the years ended December 31, 2021 and 2022 are ￦ 267,864 million and ￦ 272,050 million, respectively.
16.2 The Group as a Lessor
16.2.1 The Group as a finance lessor
16.2.1.1 Gross investment in the lease and present value of minimum lease payments as of December 31, 2021 and 2022, are as follows:

	December 31, 2021				December 31, 2022
	Gross investment in the lease		Present value of minimum lease payments		Gross investment in the lease		Present value of minimum lease payments
	(In millions of Korean won)
Up to 1 year	￦	559,569	￦	379,439	￦	509,316	￦	363,085
1-5 years		808,256		540,219		679,773		516,701
Over 5 years		—		—		10,166		10,167

	￦	1,367,825	￦	919,658	￦	1,199,255	￦	889,953

16.2.1.2 Unearned finance income on finance lease as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Gross investment in the lease	￦	1,367,825	￦	1,199,255
Net investment in the lease:
Present value of minimum lease payments		919,658		889,953
Present value of unguaranteed residual value		349,478		232,047

		1,269,136		1,122,000

Unearned finance income	￦	98,689	￦	77,255

16.2.2 The Group as an operating lessor
Future minimum lease payments to be received from the
non-cancellable
lease contracts as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Minimum lease payments to be received:
Up to 1 year	￦	918,640	￦	919,299
1-5 years		1,797,551		1,576,352
Over 5 years		299,984		227,946

	￦	3,016,175	￦	2,723,597

17. Deferred Income Tax Assets and Liabilities
17.1 Details of deferred income tax assets and liabilities as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	178,027	￦	—	￦	178,027
Allowances for credit losses		28,770		(3,008)		25,762
Impairment losses of property and equipment		9,198		(1,833)		7,365
Share-based payments		24,249		—		24,249
Provisions for acceptances and guarantees		33,091		—		33,091
Gains or losses on valuation of derivatives		41,289		(139,281)		(97,992)
Present value discount		14,254		(5,929)		8,325
Gains or losses on fair value hedge		—		(14,642)		(14,642)
Accrued interest		—		(140,852)		(140,852)
Deferred loan origination fees and costs		10,473		(223,170)		(212,697)
Advanced depreciation provision		—		(1,703)		(1,703)
Gains or losses on revaluation		—		(318,539)		(318,539)
Investments in subsidiaries and others		42,547		(159,411)		(116,864)
Gains or losses on valuation of security investment		104,168		(1,192,004)		(1,087,836)
Defined benefit liabilities		608,471		—		608,471
Accrued expenses		281,983		—		281,983
Retirement insurance expense		—		(573,895)		(573,895)
Adjustments to the prepaid contributions		—		(29,273)		(29,273)
Derivative-linked securities		2,241		(46,895)		(44,654)
Others*		1,031,411		(871,625)		159,786

		2,410,172		(3,722,060)		(1,311,888)

Offsetting of deferred income tax assets and liabilities		(2,251,079)		2,251,079		—

	￦	159,093	￦	(1,470,981)	￦	(1,311,888)

	December 31, 2022
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	195,191	￦	—	￦	195,191
Allowances for credit losses		2,151		(12,259)		(10,108)
Impairment losses of property and equipment		6,088		(1,476)		4,612
Share-based payments		21,406		—		21,406
Provisions for acceptances and guarantees		39,787		—		39,787
Gains or losses on valuation of derivatives		135,985		(207,778)		(71,793)
Present value discount		20,247		(2,571)		17,676
Gains or losses on fair value hedge		—		(93,833)		(93,833)
Accrued interest		—		(168,068)		(168,068)
Deferred loan origination fees and costs		13,675		(185,723)		(172,048)
Advanced depreciation provision		—		(4,018)		(4,018)
Gains or losses on revaluation		315		(292,373)		(292,058)
Investments in subsidiaries and others		48,693		(203,130)		(154,437)
Gains or losses on valuation of security investment		1,040,989		(278,334)		762,655
Defined benefit liabilities		497,982		(799)		497,183
Accrued expenses		268,529		—		268,529
Retirement insurance expense		—		(583,156)		(583,156)
Adjustments to the prepaid contributions		—		(27,986)		(27,986)
Derivative-linked securities		10,102		(283,840)		(273,738)
Others*		1,224,029		(951,433)		272,596

		3,525,169		(3,296,777)		228,392

Offsetting of deferred income tax assets and liabilities		(3,274,084)		3,274,084		—

	￦	251,085	￦	(22,693)	￦	228,392

*
Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.), KB Insurance Co., Ltd. and others.

17.2 Unrecognized Deferred Income Tax Assets
17.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ￦ 1,148,089 million associated with investments in subsidiaries and others as of December 31, 2022, because it is not probable that these temporary differences will reverse in the foreseeable future.
17.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ￦ 96,750 million associated with others as of December 31, 2022, due to the uncertainty that these temporary differences will be realized in the future.
17.3 Unrecognized Deferred Income Tax Liabilities
17.3.1 No deferred income tax liabilities have been recognized for the taxable temporary differences of ￦ 565,035 million associated with investments in subsidiaries and others as of December 31, 2022, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.
17.3.2 No deferred income tax liabilities have been recognized as of December 31, 2022, for the taxable temporary differences of ￦ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

17.4 Changes in cumulative temporary differences for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Gains or losses on fair value hedge	￦	76,583	￦	76,583	￦	—	￦	—
Other provisions		544,705		527,058		631,800		649,447
Allowances for credit losses		93,749		69,023		75,452		100,178
Impairment losses of property and equipment		14,516		4,361		23,290		33,445
Deferred loan origination fees and costs		26,269		13,719		25,536		38,086
Share-based payments		62,085		55,002		78,225		85,308
Provisions for acceptances and guarantees		61,984		61,984		120,332		120,332
Gains or losses on valuation of derivatives		76,238		76,238		149,817		149,817
Present value discount		62,029		61,783		51,586		51,832
Investments in subsidiaries and others		371,001		203,470		346,809		514,340
Gains or losses on valuation of security investment		251,690		252,497		368,886		368,079
Defined benefit liabilities		2,299,159		315,719		393,189		2,376,629
Accrued expenses		1,220,283		1,220,283		1,026,651		1,026,651
Derivative-linked securities		284,370		284,370		8,147		8,147
Others*		3,648,764		554,628		100,539		3,194,675

		9,093,425		3,776,718		3,400,259		8,716,966

Unrecognized deferred income tax assets
Other provisions		3,054						404
Investments in subsidiaries and others		242,875						372,410
Others		75,831						107,067

		8,771,665						8,237,085
Tax rate (%)		27.5						27.5

Total deferred income tax assets	￦	2,478,283					￦	2,410,172

Taxable temporary differences
Gains or losses on fair value hedge	￦	—	￦	—	￦	(53,243)	￦	(53,243)
Accrued interest		(457,626)		(442,101)		(496,663)		(512,188)
Allowances for credit losses		(12,203)		(12,203)		(10,939)		(10,939)
Impairment losses of property and equipment		(3,935)		(204)		—		(3,731)
Deferred loan origination fees and costs		(820,223)		(820,223)		(802,237)		(802,237)
Advanced depreciation provision		(6,192)		—		—		(6,192)
Gains or losses on valuation of derivatives		(812,662)		(804,383)		(498,197)		(506,476)
Present value discount		(10,916)		(10,916)		(21,469)		(21,469)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,162,538)		(48,981)		(44,765)		(1,158,322)
Investments in subsidiaries and others		(646,676)		(150,480)		(468,334)		(964,530)
Gains or losses on valuation of security investment		(4,425,922)		(2,552,447)		(2,394,100)		(4,267,575)
Retirement insurance expense		(1,963,061)		(228,784)		(346,368)		(2,080,645)
Adjustments to the prepaid contributions		(102,768)		(102,768)		(106,446)		(106,446)
Derivative-linked securities		(112,293)		(112,293)		(170,526)		(170,526)
Others*		(2,706,386)		(1,819,652)		(2,208,579)		(3,095,313)

		(13,308,689)		(7,105,435)		(7,621,866)		(13,825,120)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(260,739)						(404,147)
Others		(1,042)						(446)

		(12,981,620)						(13,355,239)
Tax rate (%)		27.5						27.5

Total deferred income tax liabilities	￦	(3,591,024)					￦	(3,722,060)

	2022
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Other provisions	￦	649,447	￦	625,770	￦	715,694	￦	739,371
Allowances for credit losses		100,178		99,713		326		791
Impairment losses of property and equipment		33,445		22,725		12,255		22,975
Deferred loan origination fees and costs		38,086		19,556		33,075		51,605
Share-based payments		85,308		74,120		69,589		80,777
Provisions for acceptances and guarantees		120,332		120,332		150,140		150,140
Gains or losses on valuation of derivatives		149,817		149,817		513,151		513,151
Present value discount		51,832		51,586		76,153		76,399
Investments in subsidiaries and others		514,340		59,444		863,317		1,318,213
Gains or losses on valuation of security investment		368,079		368,079		3,872,016		3,872,016
Defined benefit liabilities		2,376,629		467,454		118,171		2,027,346
Accrued expenses		1,026,651		1,026,591		1,013,263		1,013,323
Derivative-linked securities		8,147		8,147		38,123		38,123
Others 1		3,194,675		2,306,121		2,950,445		3,838,999

		8,716,966		5,399,455		10,425,718		13,743,229

Unrecognized deferred income tax assets
Other provisions		404						3,880
Investments in subsidiaries and others		372,410						1,148,089
Others		107,067						96,750

		8,237,085						12,494,510
Tax rate (%)		27.5						26.5

Total deferred income tax assets	￦	2,410,172					￦	3,525,169

Taxable temporary differences
Gains or losses on fair value hedge	￦	(53,243)	￦	(53,243)	￦	(354,085)	￦	(354,085)
Accrued interest		(512,188)		(475,840)		(597,870)		(634,218)
Allowances for credit losses		(10,939)		(10,939)		(46,262)		(46,262)
Impairment losses of property and equipment		(3,731)		(283)		—		(3,448)
Deferred loan origination fees and costs		(802,237)		(802,237)		(690,979)		(690,979)
Advanced depreciation provision		(6,192)		(126)		(9,097)		(15,163)
Gains or losses on valuation of derivatives		(506,476)		(498,609)		(747,674)		(755,541)
Present value discount		(21,469)		(21,469)		(9,703)		(9,703)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,158,322)		(92,944)		(37,914)		(1,103,292)
Investments in subsidiaries and others		(964,530)		(87,129)		(434,311)		(1,311,712)
Gains or losses on valuation of security investment		(4,267,575)		(4,263,845)		(988,618)		(992,348)
Defined benefit liabilities		—		—		(3,014)		(3,014)
Retirement insurance expense		(2,080,645)		(324,513)		(437,492)		(2,193,624)
Adjustments to the prepaid contributions		(106,446)		(106,446)		(105,608)		(105,608)
Derivative-linked securities		(170,526)		(170,526)		(1,071,093)		(1,071,093)
Others 1		(3,095,313)		(1,832,328)		(2,218,485)		(3,481,470)

		(13,825,120)		(8,740,477)		(7,752,205)		(12,836,848)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(404,147)						(565,035)
Others		(446)						(446)

		(13,355,239)						(12,206,079)
Tax rate (%) 2		27.5						26.5

Total deferred income tax liabilities	￦	(3,722,060)					￦	(3,296,777)

*	Includes PPA amount arising from the acquisition of KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.), KB Insurance Co., Ltd. and others.
1	Includes PPA amount arising from the acquisition of KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.), KB Insurance Co., Ltd. and others.
2
The corporate tax rate was changed due to the amendment of corporate tax law in 2022. Accordingly, the rate of 26.5% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2022.

18. Assets Held for Sale and Assets of a Disposal Group Held for Sale
18.1 Assets Held for Sale
18.1.1 Details of assets held for sale as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Acquisition cost*		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	115,099	￦	(16,528)	￦	98,571	￦	135,192
Buildings held for sale		170,892		(36,923)		133,969		149,569
Other assets held for sale		10,142		(5,364)		4,778		4,778

	￦	296,133	￦	(58,815)	￦	237,318	￦	289,539

	December 31, 2022
	Acquisition cost*		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	106,349	￦	(20,395)	￦	85,954	￦	104,990
Buildings held for sale		162,973		(38,869)		124,104		137,706
Other assets held for sale		4,547		(2,847)		1,700		1,699

	￦	273,869	￦	(62,111)	￦	211,758	￦	244,395

*	Acquisition cost of buildings held for sale is net of accumulated depreciation amount immediately before the initial classification of the assets as held for sale.
18.1.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2022 are as follows:

	December 31, 2022
	Fair value		Valuation techniques 1	Unobservable inputs 2	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
	(In millions of Korean won)
Land and buildings	￦	244,395	Sales comparison approach model and others	Adjustment index	0.68 ~ 1.95	Fair value increases as the adjustment index rises

1	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
2	Adjustment index is calculated using the time factor correction or local factors or individual factors.
Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

18.1.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Beginning	Provision	Reversal		Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of assets held for sale	￦ (46,115)	￦ (15,490)	￦	—	￦	2,790	￦ (58,815)

	2022
	Beginning	Provision	Reversal		Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of assets held for sale	￦ (58,815)	￦ (7,587)	￦	242	￦	4,049	￦ (62,111)
18.1.4 As of December 31, 2022, assets held for sale consist of 11 real estates of closed offices and 438 foreclosure assets on loans of PT Bank KB Bukopin Tbk, which were determined to sell by management, but not yet sold as of December 31, 2022. Negotiation with buyers is in process for the one closed office and the remaining 438 assets are also being actively marketed.
18.2 Assets of a Disposal Group Held for Sale
The Group decided to sell all of its shares in 498 Seventh KOR Holdco LP held by Hanwha US Equity Strategy Private Real Estate Fund No.3, which is a subsidiary and 498 Seventh KOR LLC held by 498 Seventh KOR Holdco LP. The Group classified assets of 498 Seventh KOR Holdco LP and 498 Seventh KOR LLC as assets of a disposal group held for sale, and classified currency translation differences as accumulated other comprehensive income relating to assets of a disposal group held for sale and has entered into a share transfer contract with JR REIT No.28 in 2021, and completed the sale process in January 2022. Accordingly, there are no assets, liabilities, and accumulated other comprehensive income relating to a disposal group held for sale as of December 31, 2022
18.2.1 There is no liabilities of a disposal group held for sale and details of assets of a disposal group held for sale as of December 31, 2021 are as follows:

	December 31, 2021
	498 seventh Holdco LP		498 seventh KOR LLC		Total
	(In millions of Korean won)
Cash	￦	556	￦	512	￦	1,068
Investments in associates		—		169,424		169,424
Other assets		—		1,257		1,257

	￦	556	￦	171,193	￦	171,749

There is no impairment loss recognized as for the assets of a disposal group held for sale as of December 31, 2021.
18.2.2 Details of accumulated other comprehensive income relating to assets of a disposal group held for sale as of December 31, 2021 are as follows:

December 31, 2021
(In millions of Korean won)
Currency translation differences	￦ 7,671

19. Other Assets
19.1 Details of other assets as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Other financial assets
Other receivables	￦	6,732,917	￦	6,648,187
Accrued income		1,916,667		2,507,324
Guarantee deposits		1,035,522		984,176
Domestic exchange settlement debits		1,014,938		879,847
Others		204,940		352,955
Less: Allowances for credit losses		(143,205)		(155,404)
Less: Present value discount		(6,429)		(7,735)

		10,755,350		11,209,350

Other non-financial assets
Other receivables		1,764		5,653
Prepaid expenses		254,990		471,258
Guarantee deposits		7,268		3,157
Insurance assets		2,924,698		3,248,548
Separate account assets		10,556,935		9,820,673
Others		3,689,340		3,697,420
Less: Allowances for credit losses		(16,172)		(18,530)

		17,418,823		17,228,179

	￦	28,174,173	￦	28,437,529

19.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	119,762	￦	17,520	￦	137,282
Write-offs		(3,504)		(380)		(3,884)
Provision		25,387		(447)		24,940
Business combination		227		—		227
Others		1,333		(521)		812

Ending	￦	143,205	￦	16,172	￦	159,377

	2022
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	143,205	￦	16,172	￦	159,377
Write-offs		(10,028)		(70)		(10,098)
Provision (reversal)		15,224		2,182		17,406
Business combination		267		—		267
Others		6,736		246		6,982

Ending	￦	155,404	￦	18,530	￦	173,934

20. Financial Liabilities at Fair Value through Profit or Loss
20.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Financial liabilities at fair value through profit or loss
Borrowed securities sold	￦	2,826,885	￦	2,102,537
Others		112,699		90,673

		2,939,584		2,193,210

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		9,149,396		10,078,394

		9,149,396		10,078,394

	￦	12,088,980	￦	12,271,604

20.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Amount contractually required to pay at maturity	￦	8,957,602	￦	9,973,340
Carrying amount		9,149,396		10,078,394

Difference	￦	(191,794)	￦	(105,054)

21. Deposits
Details of deposits as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Demand deposits
Demand deposits in Korean won	￦	180,560,022	￦	152,079,457
Demand deposits in foreign currencies		15,955,246		12,844,385

		196,515,268		164,923,842

Time deposits
Time deposits in Korean won		155,799,563		194,117,692

		155,799,563		194,117,692

Time deposits in foreign currencies		15,594,718		23,529,633
Fair value adjustments of fair value hedged time deposits in foreign currencies		(1,319)		(8,591)

		15,593,399		23,521,042

		171,392,962		217,638,734

Certificates of deposits		4,115,688		6,325,876

	￦	372,023,918	￦	388,888,452

22. Borrowings
22.1 Details of borrowings as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
General borrowings	￦	40,859,845	￦	55,789,869
Bonds sold under repurchase agreements and others		14,374,863		11,773,494
Call money		1,677,666		4,154,003

	￦	56,912,374	￦	71,717,366

22.2 Details of general borrowings as of December 31, 2021 and 2022, are as follows:

		Lenders	Interest rate (%) as of December 31, 2022	December 31, 2021		December 31, 2022
				(In millions of Korean won)
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	0.25 ~ 1.75	￦	7,131,019	￦	8,282,289
	Borrowings from the government	SEMAS and others	0.00 ~ 3.23		2,683,056		2,670,867
	Borrowings from banks	Shinhan Bank and others	2.49 ~ 6.53		171,482		914,360
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	1.39 ~ 6.96		1,935,906		2,189,510
	Other borrowings	The Korea Development Bank and others	0.00 ~ 8.79		13,292,759		19,806,869

					25,214,222		33,863,895

Borrowings in foreign currencies	Due to banks	Bank of China Seoul Branch and others	—		2,143		18,266
	Borrowings from banks	Central Bank of Uzbekistan and others	0.00 ~ 14.00		13,396,379		16,296,725
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	5.07 ~ 5.89		24,867		38,249
	Other borrowings	Standard Chartered Bank and others	0.00 ~ 8.00		2,222,234		5,572,734

					15,645,623		21,925,974

				￦	40,859,845	￦	55,789,869

22.3 Details of bonds sold under repurchase agreements and others as of December 31, 2021 and 2022, are as follows:

	Lenders	Interest rate (%) as of December 31, 2022	December 31, 2021		December 31, 2022
			(In millions of Korean won)
Bonds sold under repurchase agreements	Individuals, groups, and corporations	0.00~9.75	￦	14,372,761	￦	11,769,694
Bills sold	Counter sale	1.55~2.00		2,102		3,800

			￦	14,374,863	￦	11,773,494

22.4 Details of call money as of December 31, 2021 and 2022, are as follows:

	Lenders	Interest rate (%) as of December 31, 2022	December 31, 202 1		December 31, 202 2
			(In millions of Korean won)
Call money in Korean won	Samsung Asset Management and others	2.90~5.05	￦	40,000	￦	2,943,500
Call money in foreign currencies	BANK CIMB NIAGA and others	0.00~7.80		1,637,666		1,210,503

			￦	1,677,666	￦	4,154,003

23. Debentures
23.1 Details of debentures as of December 31, 2021 and 2022, are as follows:

	Interest rate (%) as of December 31, 2022	December 31, 2021		December 31, 2022
		(In millions of Korean won)
Debentures in Korean won
Structured debentures	5.65 ~ 8.62	￦	910	￦	710
Exchangeable bonds*	0.00		240,000		240,000
Subordinated fixed rate debentures	2.02 ~ 7.86		6,241,957		5,354,890
Fixed rate debentures	0.99 ~ 13.70		44,124,235		45,424,094
Floating rate debentures	1.54 ~ 6.36		6,893,782		5,455,000

			57,500,884		56,474,694

Fair value adjustments of fair value hedged debentures in Korean won			(79,877)		(249,629)
Less: Discount on debentures in Korean won			(38,976)		(29,166)
Less: Adjustment for exchange right of exchangeable bonds in Korean won			(11,719)		(8,435)

			57,370,312		56,187,464

Debentures in foreign currencies
Floating rate debentures	2.42 ~ 5.98		2,749,174		2,168,341
Fixed rate debentures	0.05 ~ 12.00		7,312,966		10,482,244

			10,062,140		12,650,585

Fair value adjustments of fair value hedged debentures in foreign currencies			27,953		(95,865)
Less: Discount on debentures in foreign currencies			(30,217)		(43,981)

			10,059,876		12,510,739

		￦	67,430,188	￦	68,698,203

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

23.2 Changes in debentures based on par value for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Beginning		Issue		Repayment		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	1,960	￦	—	￦	(1,050)	￦	—	￦	910
Exchangeable bonds		240,000		—		—		—		240,000
Subordinated fixed rate debentures		4,834,407		1,409,000		(1,450)		—		6,241,957
Fixed rate debentures		47,229,619		110,295,448		(113,400,832)		—		44,124,235
Floating rate debentures		3,190,000		6,085,064		(2,381,282)		—		6,893,782

		55,495,986		117,789,512		(115,784,614)		—		57,500,884

Debentures in foreign currencies
Floating rate debentures		2,232,938		810,920		(500,901)		206,217		2,749,174
Fixed rate debentures		5,030,580		3,195,539		(1,224,070)		310,917		7,312,966

		7,263,518		4,006,459		(1,724,971)		517,134		10,062,140

	￦	62,759,504	￦	121,795,971	￦	(117,509,585)	￦	517,134	￦	67,563,024

	2022
	Beginning		Issue		Repayment		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	910	￦	—	￦	(200)	￦	—	￦	710
Exchangeable bonds		240,000		—		—		—		240,000
Subordinated fixed rate debentures		6,241,957		286,000		(1,173,067)		—		5,354,890
Fixed rate debentures		44,124,235		96,782,415		(95,482,556)		—		45,424,094
Floating rate debentures		6,893,782		5,350,000		(6,788,782)		—		5,455,000

		57,500,884		102,418,415		(103,444,605)		—		56,474,694

Debentures in foreign currencies
Floating rate debentures		2,749,174		1,286,016		(2,072,615)		205,766		2,168,341
Fixed rate debentures		7,312,966		3,940,693		(1,113,993)		342,578		10,482,244

		10,062,140		5,226,709		(3,186,608)		548,344		12,650,585

	￦	67,563,024	￦	107,645,124	￦	(106,631,213)	￦	548,344	￦	69,125,279

24. Provisions
24.1 Details of provisions as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Provisions for credit losses of unused loan commitments	￦	308,640	￦	342,182
Provisions for credit losses of acceptances and guarantees		121,104		153,529
Provisions for credit losses of financial guarantee contracts		5,351		2,955
Provisions for restoration costs		152,186		159,033
Others*		221,323		311,120

	￦	808,604	￦	968,819

*	Includes provisions for redemption-suspended funds.
24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
	(In millions of Korean won)
Beginning	￦	162,721	￦	127,463	￦	8,569	￦	33,088	￦	14,838	￦	14,328
Transfer between stages:
Transfer to 12-month expected credit losses		38,831		(37,595)		(1,236)		3,958		(203)		(3,755)
Transfer to lifetime expected credit losses		(27,308)		28,203		(895)		(3,973)		3,982		(9)
Impairment		(457)		(1,002)		1,459		(10)		(85)		95
Provision (reversal) for credit losses		(22,543)		29,145		127		(7,425)		64,178		711
Business combination		813		—		—		—		—		—
Others (exchange differences, etc.)		1,940		405		—		1,759		(540)		167

Ending	￦	153,997	￦	146,619	￦	8,024	￦	27,397	￦	82,170	￦	11,537

	2022
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
	(In millions of Korean won)
Beginning	￦	153,997	￦	146,619	￦	8,024	￦	27,397	￦	82,170	￦	11,537
Transfer between stages:
Transfer to 12-month expected credit losses		41,314		(40,375)		(939)		1,144		(1,144)		—
Transfer to lifetime expected credit losses		(19,232)		19,848		(616)		(355)		1,016		(661)
Impairment		(338)		(1,705)		2,043		(9)		(142)		151
Provision (reversal) for credit losses		2,587		25,743		2,738		(1,689)		33,983		(3,262)
Others (exchange differences, etc.)		1,557		937		(20)		418		2,841		134

Ending	￦	179,885	￦	151,067	￦	11,230	￦	26,906	￦	118,724	￦	7,899

24.3 Changes in provisions for credit losses of financial guarantee contracts for the years ended December 31, 2021 and 2022, are as follows:

	2021		2022
	(In millions of Korean won)
Beginning	￦	6,348	￦	5,351
Provision (reversal)		(830)		(2,396)
Others		(167)		—

Ending	￦	5,351	￦	2,955

24.4 Changes in provisions for restoration costs for the years ended December 31, 2021 and 2022, are as follows:

	2021		2022
	(In millions of Korean won)
Beginning	￦	151,696	￦	152,186
Provision		11,350		17,270
Reversal		(2,075)		210
Used		(15,739)		(23,916)
Unwinding of discount		1,589		2,725
Effect of changes in discount rate		5,365		10,558

Ending	￦	152,186	￦	159,033

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

24.5 Changes in other provisions for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Membership rewards program		Dormant accounts		Litigations		Others		Total
	(In millions of Korean won)
Beginning	￦	19,501	￦	3,007	￦	40,517	￦	132,827	￦	195,852
Increase		77,384		3,429		18,670		71,972		171,455
Decrease		(73,983)		(3,374)		(4,190)		(64,614)		(146,161)
Others		—		—		171		6		177

Ending	￦	22,902	￦	3,062	￦	55,168	￦	140,191	￦	221,323

	2022
	Membership rewards program		Dormant accounts		Litigations		Others		Total
	(In millions of Korean won)
Beginning	￦	22,902	￦	3,062	￦	55,168	￦	140,191	￦	221,323
Increase		84		2,666		62,611		89,179		154,540
Decrease		(22,940)		(2,934)		(4,252)		(34,617)		(64,743)

Ending	￦	46	￦	2,794	￦	113,527	￦	194,753	￦	311,120

25. Net Defined Benefit Liabilities
25.1 Defined Benefit Plan
The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.
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

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities(assets)
	(In millions of Korean won)
Beginning	￦	2,491,923	￦	(2,302,953)	￦	188,970
Current service cost		241,448		—		241,448
Past service cost		451		—		451
Gains on settlement		(4,311)		—		(4,311)
Interest expense (income)		47,481		(44,560)		2,921
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		27,611		—		27,611
Actuarial gains and losses by changes in financial assumptions		52,684		—		52,684
Actuarial gains and losses by experience adjustments		(24,592)		—		(24,592)
Return on plan assets (excluding amounts included in interest income)		—		9,438		9,438
Contributions by the Group		—		(319,601)		(319,601)
Contributions by the employees		—		(17,574)		(17,574)
Payments from plans (settlement)		(6,961)		6,944		(17)
Payments from plans (benefit payments)		(221,276)		221,274		(2)
Payments from the Group		(34,242)		—		(34,242)
Transfer in		9,854		(9,292)		562
Transfer out		(9,292)		9,292		—
Effect of exchange differences		1,670		(47)		1,623
Effect of business acquisition and disposal		21		—		21
Others		48		—		48

Ending*	￦	2,572,517	￦	(2,447,079)	￦	125,438

	2022
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities(assets)
	(In millions of Korean won)
Beginning	￦	2,572,517	￦	(2,447,079)	￦	125,438
Current service cost		249,099		—		249,099
Past service cost		3,669		—		3,669
Gains on settlement		(1,859)		—		(1,859)
Interest expense (income)		65,357		(62,872)		2,485
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		33,078		—		33,078
Actuarial gains and losses by changes in financial assumptions		(479,797)		—		(479,797)
Actuarial gains and losses by experience adjustments		47,086		—		47,086
Return on plan assets (excluding amounts included in interest income)		—		68,550		68,550
Contributions by the Group		—		(400,689)		(400,689)
Contributions by the employees		—		—		—
Payments from plans (settlement)		(78)		—		(78)
Payments from plans (benefit payments)		(234,192)		232,994		(1,198)
Payments from the Group		(43,763)		494		(43,269)
Transfer in		13,982		(13,285)		697
Transfer out		(13,340)		13,299		(41)
Effect of exchange differences		1,218		69		1,287
Effect of business acquisition and disposal		2,635		—		2,635
Others		(282)		—		(282)

Ending*	￦	2,215,330	￦	(2,608,519)	￦	(393,189)

*
The net defined benefit liabilities of ￦ 125,438 million is calculated by subtracting ￦ 100,083 million of net defined benefit assets from
￦ 225,521
million of net defined benefit liabilities as of December 31, 2021. The net defined benefit assets of

￦ 393,189
million is calculated by subtracting
￦ 85,745
million of net defined benefit liabilities from
￦ 478,934
million of net defined benefit assets as of December 31, 2022.

25.3 Details of net defined benefit liabilities as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Present value of defined benefit obligation	￦	2,572,517	￦	2,215,330
Fair value of plan assets		(2,447,079)		(2,608,519)

Net defined benefit liabilities	￦	125,438	￦	(393,189)

25.4 Details of post-employment benefits recognized in profit or loss for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Current service cost	￦	233,273	￦	241,448	￦	249,099
Past service cost		(16,197)		451		3,669
Net interest expense on net defined benefit liabilities		4,743		2,921		2,485
Gains on settlement		(1,912)		(4,311)		(1,859)

Post-employment benefits *	￦	219,907	￦	240,509	￦	253,394

*
Includes post-employment benefits amounting to ￦ 2,840
million, ￦ 3,194 million and ￦ 3,383 million recognized as other operating expenses for the years ended December 31, 2020, 2021, 2022 and ￦ 176 million and
￦ 137
million recognized as prepayment for the years ended December 31, 2020 and 2022.

25.5 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income (loss) for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	￦	(6,308)	￦	(9,438)	￦	(68,550)
Actuarial gains and losses		(11,676)		(55,703)		399,633
Income tax effect		4,949		18,638		(91,150)
Effect of exchange differences		(399)		993		(231)

Remeasurements after income tax expense	￦	(13,434)	￦	(45,510)	￦	239,702

25.6 Details of fair value of plan assets as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	2,441,324	￦	2,441,324
Derivative instruments		—		3,427		3,427
Investment fund		—		2,328		2,328

	￦	—	￦	2,447,079	￦	2,447,079

	December 31, 2022
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	2,571,508	￦	2,571,508
Derivative instruments		—		33,434		33,434
Investment fund		—		3,577		3,577

	￦	—	￦	2,608,519	￦	2,608,519

25.7 Details of significant actuarial assumptions used as of December 31, 2021 and 2022, are as follows:

	December 31, 2021	December 31, 2022
Discount rate (%)	1.80~2.70	4.90~5.20
Salary increase rate (%)	0.00~7.50	0.00~7.00
Turnover rate (%)	0.00~50.00	0.00~38.60
Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.
25.8 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2022, are as follows:

	Changes in assumptions		Effect on defined benefit obligation
			Increase in assumptions	Decrease in assumptions
Discount rate	0.5	%p	3.12% decrease	3.31% increase
Salary increase rate	0 .5	%p	3.27% increase	3.10% decrease
Turnover rate	0.5	%p	0.14% increase	0.15% decrease
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
25.9 Expected maturity analysis of undiscounted pension benefit payments (including expected future benefit) as of December 31, 2022, are as follows:

	Up to 1 year	1~2 years	2~5 years	5~10 years	Over 10 years	Total
(In millions of Korean won)
Pension benefits *	￦211,591	￦279,808	￦849,878	￦1,557,212	￦7,553,530	￦10,452,019

*	Amount determined under the promotion compensation type defined contribution plan is excluded.
The weighted average duration of the defined benefit obligation is 1 ~ 11 years
.
25.10 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2022 is
￦
 409,391 million.

26. Other Liabilities
Details of other liabilities as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Other financial liabilities
Other payables	￦	11,175,682	￦	11,730,583
Prepaid card and debit card payables		33,972		35,259
Accrued expenses		2,620,819		3,950,605
Financial guarantee contracts liabilities		52,603		46,467
Deposits for letter of guarantees and others		1,093,680		1,762,482
Domestic exchange settlement credits		5,125,430		1,738,489
Foreign exchange settlement credits		169,264		250,138
Due to trust accounts		7,033,849		5,808,446
Liabilities incurred from agency relationships		739,276		513,621
Account for agency business		423,798		241,910
Dividend payables		474		3,425
Lease liabilities		578,808		592,697
Others		446,747		31,124

		29,494,402		26,705,246

Other non-financial liabilities
Other payables		348,003		400,407
Unearned revenue		656,375		759,308
Accrued expenses		956,461		900,141
Deferred revenue on credit card points		214,053		243,131
Withholding taxes		164,333		228,119
Separate account liabilities		11,071,159		10,513,553
Others		225,696		390,460

		13,636,080		13,435,119

	￦	43,130,482	￦	40,140,365

27. Equity
27.1 Share Capital
27.1.1 Details of share capital as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
Type of share	Ordinary share		Ordinary share
	(In millions of Korean won and in number of shares)
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	￦	5,000	￦	5,000
Number of issued shares		415,807,920		408,897,068
Share capital *	￦	2,090,558	￦	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

27.1.2 Changes in outstanding shares for the years ended December 31, 2021 and 2022, are as follows:

	2021	2022
	(In number of shares)
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	—	—

Ending	389,634,335	389,634,335

27.2 Hybrid Securities
Details of hybrid securities classified as equity as of December 31, 2021 and 2022, are as follows:

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of December 31, 2022	December 31, 2021		December 31, 2022
				(In millions of Korean won)
The 1-1 st	May 2, 2019	Perpetual bond	3.23	￦	349,309	￦	349,309
The 1-2 nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1 st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2 nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1 st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2 nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1 st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2 nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1 st	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
The 5-2 nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3 rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1 st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2 nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1 st	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
The 7-2 nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1 st	Feb. 16, 2022	Perpetual bond	4.00		—		442,970
The 8-2 nd	Feb. 16, 2022	Perpetual bond	4.30		—		155,626
The 9-1 st	May 12, 2022	Perpetual bond	4.68		—		478,829
The 9-2 nd	May 12, 2022	Perpetual bond	4.97		—		19,906
The 10-1 st	Aug. 26, 2022	Perpetual bond	4.90		—		407,936
The 10-2 nd	Aug. 26, 2022	Perpetual bond	5.15		—		70,819
The 10-3 rd	Aug. 26, 2022	Perpetual bond	5.30		—		19,944

				￦	2,838,221	￦	4,434,251

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ￦ 873,908 million issued by Kookmin Bank, hybrid securities of ￦ 82,679 million issued by KB Securities Co., Ltd. and hybrid securities of ￦ 49,800 million issued by KB Life Insurance Co., Ltd. are recognized as non-controlling
interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

27.3 Capital Surplus
Details of capital surplus as of December 31, 2021 and 2022, are as follows

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Paid-in capital in excess of par value	￦	13,190,274	￦	13,190,274
Losses on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,219,356		4,219,856
Consideration for exchange right of exchangeable bonds		11,933		11,933

	￦	16,940,231	￦	16,940,731

27.4 Accumulated Other Comprehensive Income
Details of accumulated other comprehensive income as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(328,392)	￦	(88,768)
Currency translation differences		96,534		253,815
Gains(losses) on financial instruments at fair value through other comprehensive income		918,927		(2,629,451)
Share of other comprehensive loss of associates and joint ventures		(2,980)		(3,342)
Gains(Losses) on cash flow hedging instruments		(7,733)		23,741
Losses on hedging instruments of net investments in foreign operations		(35,658)		(114,743)
Other comprehensive loss arising from separate account		(55,116)		(214,735)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		2,208		41,075
Gains on overlay adjustment		459,484		19,355
Assets of a disposal group held for sale		7,671		—

	￦	1,054,945	￦	(2,713,053)

27.5 Retained Earnings
Details of retained earnings as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Legal reserves 1	￦	695,347	￦	839,235
Voluntary reserves		982,000		982,000
Unappropriated retained earnings 2		23,995,468		26,625,278

	￦	25,672,815	￦	28,446,513

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

2	The regulatory reserve for credit losses the Group appropriated in retained earnings is ￦ 4,116,579 million and ￦ 4,355,734 million for the years ended December 31, 2021 and 2022, respectively.

27.6 Treasury Shares
Changes in treasury shares for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Beginning		Acquisition		Disposal		Ending
	(In millions of Korean won and in number of shares)
Number of treasury shares*		26,173,585		—		—		26,173,585
Carrying amount	￦	1,136,188	￦	—	￦	—	￦	1,136,188

	2022
	Beginning		Acquisition		Disposal		Ending
	(In millions of Korean won and in number of shares)
Number of treasury shares*		26,173,585		—		(6,910,852)		19,262,733
Carrying amount	￦	1,136,188	￦	—	￦	(300,000)	￦	836,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.
28. Net Interest Income
Details of interest income, interest expense, and net interest income for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Interest income
Due from financial institutions measured at fair value through profit or loss	￦	649	￦	1,723	￦	3,186
Securities measured at fair value through profit or loss		647,840		579,128		860,271
Loans measured at fair value through profit or loss		10,876		9,537		12,933
Securities measured at fair value through other comprehensive income		719,434		784,980		1,079,548
Loans measured at fair value through other comprehensive income		7,899		4,618		10,612
Due from financial institutions measured at amortized cost		92,155		66,375		157,913
Securities measured at amortized cost		627,201		765,656		1,120,608
Loans measured at amortized cost		12,177,822		12,745,780		17,191,116
Others		201,871		253,081		352,331

		14,485,747		15,210,878		20,788,518

Interest expense
Deposits		2,916,794		2,218,556		4,536,373
Borrowings		572,946		510,385		1,291,380
Debentures		1,186,310		1,169,708		1,640,773
Others		87,423		82,657		207,058

		4,763,473		3,981,306		7,675,584

Net interest income	￦	9,722,274	￦	11,229,572	￦	13,112,934

Interest income recognized on
impaired
loans is ￦ 56,606 million, ￦ 52,638 million and ￦ 53,215 million for the years ended December 31, 2020, 2021 and 2022, respectively.

29. Net Fee and Commission Income
Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Fee and commission income
Banking activity fees	￦	189,100	￦	178,412	￦	180,749
Lending activity fees		91,663		82,184		80,700
Credit card and debit card related fees		1,378,450		1,526,911		1,491,666
Agent activity fees		196,518		205,206		243,740
Trust and other fiduciary fees		331,827		408,834		337,171
Fund management related fees		154,612		178,090		130,629
Acceptances and guarantees fees		54,108		49,782		66,827
Foreign currency related fees		173,313		245,299		285,380
Securities agency fees		172,097		174,709		124,771
Other business account commission on consignment		40,461		39,178		36,211
Commissions received on securities business		793,278		881,407		628,449
Lease fees		636,301		897,983		1,004,670
Others		315,296		455,611		510,557

		4,527,024		5,323,606		5,121,520

Fee and commission expense
Trading activity related fees *		38,497		54,857		44,200
Lending activity fees		33,444		42,981		42,086
Credit card and debit card related fees		848,823		831,724		815,252
Outsourcing related fees		216,962		210,480		255,899
Foreign currency related fees		49,435		51,931		75,078
Others		380,924		506,050		567,373

		1,568,085		1,698,023		1,799,888

Net fee and commission income	￦	2,958,939	￦	3,625,583	￦	3,321,632

*	Fees from financial instruments at fair value through profit or loss

30. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss
30.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss
Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	￦	2,061,505	￦	1,804,112	￦	2,045,436
Equity securities		725,072		733,823		494,723

		2,786,577		2,537,935		2,540,159

Derivatives held for trading:
Interest rate		2,632,246		4,820,712		11,772,927
Currency		8,335,594		7,492,806		15,020,553
Stock or stock index		2,808,284		1,603,501		1,983,900
Credit		28,434		20,147		78,638
Commodity		18,097		21,864		33,576
Others		231,901		145,879		101,097

		14,054,556		14,104,909		28,990,691

Financial liabilities at fair value through profit or loss		28,160		72,585		114,525
Other financial instruments		689		6,753		252

		16,869,982		16,722,182		31,645,627

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		1,040,285		1,280,960		2,733,891
Equity securities		444,554		426,431		546,036

		1,484,839		1,707,391		3,279,927

Derivatives held for trading:
Interest rate		2,687,114		4,669,893		10,747,221
Currency		8,191,456		7,422,604		15,160,772
Stock or stock index		2,558,205		1,604,027		2,482,044
Credit		19,213		14,051		68,324
Commodity		21,797		14,815		30,167
Others		253,406		175,411		323,704

		13,731,191		13,900,801		28,812,232

Financial liabilities at fair value through profit or loss		153,227		80,790		63,571
Other financial instruments		116		6,839		205

		15,369,373		15,695,821		32,155,935

Net gains(loss) on financial instruments at fair value through profit or loss	￦	1,500,609	￦	1,026,361	￦	(510,308)

30.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss
Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	￦	654,045	￦	623,929	￦	1,186,908

		654,045		623,929		1,186,908

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		1,143,288		654,986		429,243

		1,143,288		654,986		429,243

Net gains(losses) on financial instruments designated at fair value through profit or loss	￦	(489,243)	￦	(31,057)	￦	757,665

31. Net Other Operating Income and Expenses
Details of other operating income and expenses for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	￦	351	￦	2	￦	24
Gains on disposal of financial instruments at fair value through other comprehensive income		304,217		126,710		24,735

		304,568		126,712		24,759

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		180,038		136,620		83,552
Gains on redemption of securities measured at amortized cost		—		126		—
Gains on disposal of securities measured at amortized cost		229		41		110

		180,267		136,787		83,662

Gains on loans measured at fair value through other comprehensive income:
Gains on sale of loans measured at fair value through other comprehensive income		—		226		—

		—		226		—

Gains on hedge accounting		—		386,398		858,305
Gains on foreign exchange transactions		3,634,987		3,878,089		11,514,706
Dividend income		45,125		33,805		36,675
Others		591,798		367,177		498,412

		4,756,745		4,929,194		13,016,519

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		320		2,172		3,049
Losses on disposal of financial instruments at fair value through other comprehensive income		19,159		222,512		258,505

		19,479		224,684		261,554

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		16,061		14,669		78,089
Losses on redemption of securities measured at amortized cost		—		6		—
Losses on disposal of securities measured at amortized cost		6,513		2		—

		22,574		14,677		78,089

Losses on hedge accounting		—		473,091		877,512
Losses on foreign exchange transactions		3,530,618		3,570,783		11,173,168
Deposit insurance fee		507,621		550,677		598,548
Credit guarantee fund fee		242,216		263,297		283,912
Depreciation expenses of operating lease assets		423,684		602,908		682,783
Others		1,510,483		1,152,644		1,426,744

		6,256,675		6,852,761		15,382,310

Net other operating expenses	￦	(1,499,930)	￦	(1,923,567)	￦	(2,365,791)

32. General and Administrative Expenses
32.1 Details of general and administrative expenses for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Expenses related to employee
Employee benefits—salaries	￦	2,789,201	￦	3,007,439	￦	3,070,840
Employee benefits—others		871,014		927,665		988,778
Post-employment benefits—defined benefit plans		216,891		237,315		249,874
Post-employment benefits—defined contribution plans		37,328		37,731		45,655
Termination benefits		361,098		322,970		319,794
Share-based payments		49,364		101,935		58,275

		4,324,896		4,635,055		4,733,216

Depreciation and amortization		874,911		850,614		878,841

Other general and administrative expenses
Rental expense		116,325		112,902		121,577
Tax and dues		260,071		268,383		310,853
Communication		53,596		60,221		63,871
Electricity and utilities		32,298		36,565		35,987
Publication		13,988		13,417		11,991
Repairs and maintenance		32,448		53,218		56,221
Vehicle		14,314		16,901		19,815
Travel		12,251		13,271		23,585
Training		27,610		34,056		36,890
Service fees		238,787		260,298		264,854
Electronic data processing expenses		280,773		314,511		397,315
Advertising		236,618		210,187		227,991
Others		295,926		321,254		354,795

		1,615,005		1,715,184		1,925,745

	￦	6,814,812	￦	7,200,853	￦	7,537,802

32.2 Share-based Payments
32.2.1 Stock grants
The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set
performance targets over the vesting period.
32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2022, are as follows:

	Grant date	Number of granted shares 1	Vesting conditions 2
		(In number of shares)
KB Financial Group Inc.
Series 27	Jun. 16, 2020	184	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 28	Nov. 21, 2020	68,135	Services fulfillment, market performance 3 35%, and non-market performance 5 65%
Series 29	Jan. 1, 2021	79,840	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 30	Apr. 1, 2021	3,069	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 33	Jan. 1, 2022	62,991	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 34	Feb. 1, 2022	654	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 35	May. 27, 2022	6,126	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Deferred grant in 2015		4,243	Satisfied
Deferred grant in 2016		3,533	Satisfied
Deferred grant in 2017		1,127	Satisfied
Deferred grant in 2018		1,766	Satisfied
Deferred grant in 2019		7,598	Satisfied
Deferred grant in 2020		27,956	Satisfied
Deferred grant in 2021		27,204	Satisfied

		294,426

Kookmin Bank
Series 80	Mar. 1, 2020	7,982	Services fulfillment, market performance 3 30~50%, and non-market performance 4 50~70%
Series 81	Jan. 1, 2021	139,783	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 83	Apr. 1, 2021	15,278	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 85	Jan. 1, 2022	292,777	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
			Services fulfillment, market performance 3 30%, and EPS & Asset Quality 6 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 87	Mar. 1, 2022	2,599	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%

	Grant date	Number of granted shares 1	Vesting conditions 2
		(In number of shares)

Series 88	Mar. 14, 2022	5,884	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 89	May 26, 2022	2,363	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 90	Jul. 18, 2022	4,131	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Deferred grant in 2016		2,426	Satisfied
Deferred grant in 2017		4,582	Satisfied
Deferred grant in 2018		2,287	Satisfied
Deferred grant in 2019		32,756	Satisfied
Deferred grant in 2020		53,502	Satisfied
Deferred grant in 2021		156,939	Satisfied

		732,091

Other subsidiaries
Stock granted in 2010		106	Services fulfillment, market performance 3 0~50%, and non-market performance 4 50~100%
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,374
Stock granted in 2016		3,749
Stock granted in 2017		14,006
Stock granted in 2018		26,572
Stock granted in 2019		42,273
Stock granted in 2020		165,810
Stock granted in 2021		501,365
Stock granted in 2022		249,267

		1,007,660

		2,034,177

1
Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2022 (Deferred grants are residual shares vested as of December 31, 2022).

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

4	Performance results of company and employee
5	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return on Investment), Profit from non-banking segments
6	EPS, Asset Quality

32.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2022, are as follows:

	Estimated number of vested shares *	Vesting conditions
	(In number of shares)
KB Financial Group Inc.
Stock granted in 2015	3,725	Satisfied
Stock granted in 2016	4,223	Satisfied
Stock granted in 2017	1,401	Satisfied
Stock granted in 2018	760	Satisfied
Stock granted in 2019	9,354	Satisfied
Stock granted in 2020	22,586	Satisfied
Stock granted in 2021	35,497	Satisfied
Stock granted in 2022	46,898	Proportional to service period
Kookmin Bank
Stock granted in 2015	1,292	Satisfied
Stock granted in 2016	4,875	Satisfied
Stock granted in 2017	1,998	Satisfied
Stock granted in 2018	2,109	Satisfied
Stock granted in 2019	41,737	Satisfied
Stock granted in 2020	89,888	Satisfied
Stock granted in 2021	130,331	Satisfied
Stock granted in 2022	134,402	Proportional to service period
Other subsidiaries
Stock granted in 2015	5,762	Satisfied
Stock granted in 2016	25,831	Satisfied
Stock granted in 2017	46,223	Satisfied
Stock granted in 2018	99,594	Satisfied
Stock granted in 2019	243,130	Satisfied
Stock granted in 2020	433,210	Satisfied
Stock granted in 2021	610,167	Satisfied
Stock granted in 2022	324,412	Proportional to service period

	2,319,405

*
Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2022, are as follows:

	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
	(In Korean won)
Linked to long-term performance
(KB Financial Group Inc.)
Series 27	3.78	—	43,157~46,663
Series 28	3.78	35,289~39,662	41,704~46,873
Series 29	3.78	40,757~48,322	43,157~50,973
Series 30	3.78	38,805~43,583	41,548~46,663
Series 33	3.78	37,409~45,666	41,548~50,973
Series 34	3.78	35,486~39,839	39,958~44,859
Series 35	3.78	38,247~42,939	39,958~44,859
Deferred grant in 2015	3.78	—	43,157~50,973
Deferred grant in 2016	3.78	—	46,663~50,973
Deferred grant in 2017	3.78	—	50,973
Deferred grant in 2018	3.78	—	46,663~50,973
Deferred grant in 2019	3.78	—	50,973
Deferred grant in 2020	3.78	—	43,157~50,973
Deferred grant in 2021	3.78	—	44,859~50,973
(Kookmin Bank)
Series 80	3.78	43,157~50,973	43,157~50,973
Series 81	3.78	35,905~41,289	43,157~50,973
Series 83	3.78	38,660~43,583	41,548~46,663
Series 85	3.78	33,668~37,813	41,548~46,663
Series 86	3.78	35,486~39,839	39,958~44,859
Series 87	3.78	38,957~46,013	43,157~50,973
Series 88	3.78	37,288~41,862	39,958~44,859
Series 89	3.78	40,943~48,358	43,157~50,973
Series 90	3.78	39,554~44,405	39,958~44,859
Series 91	3.78	37,840~42,481	39,958~44,859
Grant deferred in 2016	3.78	—	46,663~50,973
Grant deferred in 2017	3.78	—	46,663~50,973
Grant deferred in 2018	3.78	—	46,663~50,973
Grant deferred in 2019	3.78	—	50,973
Grant deferred in 2020	3.78	—	46,663~50,973
Grant deferred in 2021	3.78	—	44,859~50,973
(Other subsidiaries)
Stock granted in 2010	3.78	—	44,859
Stock granted in 2011	3.78	—	44,859
Stock granted in 2012	3.78	—	44,859~46,663
Stock granted in 2013	3.78	—	44,859~46,663
Stock granted in 2014	3.78	—	46,663
Stock granted in 2015	3.78	—	41,548~50,973
Stock granted in 2016	3.78	—	44,859~56,379
Stock granted in 2017	3.78	—	41,548~61,294
Stock granted in 2018	3.78	—	39,958~56,379
Stock granted in 2019	3.78	—	38,393~56,379

	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
	(In Korean won)
Linked to long-term performance
Stock granted in 2020	3.78	43,157~50,973	39,958~56,379
Stock granted in 2021	3.78	39,042~50,651	41,548~56,379
Stock granted in 2022	3.78	35,286~49,647	39,958~62,269
Linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2015	3.78	—	43,157~50,973
Stock granted in 2016	3.78	—	38,393~50,973
Stock granted in 2017	3.78	—	46,663~50,973
Stock granted in 2018	3.78	—	46,663~50,973
Stock granted in 2019	3.78	—	50,973
Stock granted in 2020	3.78	—	43,157~50,973
Stock granted in 2021	3.78	—	44,859~50,973
Stock granted in 2022	3.78	—	43,157~50,973
(Kookmin Bank)
Stock granted in 2015	3.78	—	46,663~50,973
Stock granted in 2016	3.78	—	44,859~50,973
Stock granted in 2017	3.78	—	46,663~50,973
Stock granted in 2018	3.78	—	0~56,379
Stock granted in 2019	3.78	—	45,096~56,379
Stock granted in 2020	3.78	—	46,663~56,379
Stock granted in 2021	3.78	—	44,859~50,973
Stock granted in 2022	3.78	—	39,958~46,663
(Other subsidiaries)
Stock granted in 2015	3.78	—	41,548~50,973
Stock granted in 2016	3.78	—	41,548~50,973
Stock granted in 2017	3.78	—	39,958~50,973
Stock granted in 2018	3.78	—	38,393~56,379
Stock granted in 2019	3.78	—	38,393~56,379
Stock granted in 2020	3.78	—	41,548~56,379
Stock granted in 2021	3.78	—	41,548~50,973
Stock granted in 2022	3.78	—	39,958~56,379
The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year
risk-free rate of Korea Treasury Bond in order to measure the fair value.
32.2.1.4 The accrued expenses for share-based payments related to stock grants are ￦ 193,023 million and ￦ 186,908 million as of December 31, 2021 and 2022, respectively, and the compensation costs amounting to ￦ 101,897 million and ￦ 58,340 million were recognized for the years ended December 31, 2021 and 2022, respectively.

32.2.2 Mileage stock
32.2.2.1 Details of mileage stock as of December 31, 2022, are as follows:

Grant date		Number of granted shares 1	Expected exercise period (years) 2	Remaining shares
		(In number of shares)
Stock granted in 2019	Nov. 1, 2019	119	0.00	48
	Nov. 8, 2019	14	0.00	6
	Dec. 6, 2019	84	0.00	50
	Dec. 5, 2019	56	0.00	41
	Dec. 31, 2019	87	0.00	43
Stock granted in 2020	Jan. 18, 2020	28,645	0.00~0.05	15,541
	May 12, 2020	46	0.00~0.36	43
	Jun. 30, 2020	206	0.00~0.50	147
	Aug. 26, 2020	40	0.00~0.65	27
	Oct. 29, 2020	160	0.00~0.83	107
	Nov. 6, 2020	45	0.00~0.85	37
	Nov. 30, 2020	35	0.00~0.92	34
	Dec. 2, 2020	57	0.00~0.92	44
	Dec. 4, 2020	154	0.00~0.93	110
	Dec. 30, 2020	88	0.00~1.00	64
Stock granted in 2021	Jan. 15, 2021	28,156	0.00~1.04	18,712
	Apr. 5, 2021	89	0.00~1.26	53
	Jul. 1, 2021	54	0.00~1.50	54
	Jul. 2, 2021	11	0.00~1.50	11
	Jul. 27, 2021	70	0.00~1.57	63
	Nov. 1, 2021	71	0.00~1.84	71
	Nov. 16, 2021	53	0.00~1.88	48
	Dec. 6, 2021	87	0.00~1.93	87
	Dec. 3, 2021	91	0.00~1.92	89
	Dec. 30, 2021	76	0.00~2.00	76
Stock granted in 2022	Jan. 14, 2022	20,909	0.00~2.04	19,864
	Apr. 4, 2022	65	0.00~2.26	65
	Apr. 19, 2022	33	0.00~2.30	33
	Jul. 1, 2022	62	0.00~2.50	62
	Aug. 3, 2022	62	0.00~2.59	62
	Aug. 9, 2022	80	0.00~2.61	76
	Oct. 19, 2022	55	0.00~2.80	55
	Nov. 1, 2022	177	0.00~2.84	177
	Dec. 1, 2022	49	0.00~2.92	49
	Dec. 12, 2022	114	0.00~2.95	114
	Dec. 6, 2022	88	0.00~2.93	88
	Dec. 2, 2022	42	0.00~2.92	42
	Dec. 15, 2022	42	0.00~2.96	42
	Dec. 30, 2022	114	0.00~3.00	114

		80,486		56,449

1
Mileage stock is exercisable for two years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year
grace period.

2	Assessed based on the stock price as of December 31, 2022. These shares are vested immediately at grant date.

32.2.2.2 The accrued expenses for share-based payments related to mileage stock are ￦ 3,465 million and ￦ 2,738 million as of December 31, 2021 and 2022, respectively. The compensation costs amounting to ￦ 2,116 million and ￦ 870 million were recognized as expenses for the years ended December 31, 2021 and 2022, respectively.
32.2.3 Long-term share-based payments
The Group calculates the short-term performance bonus of executives of KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) based on the result of performance evaluation as of the grant date and defers the bonus for three years and pays it in cash reflecting the stock price of KB Financial Group Inc. at that time.
32.2.3.1 Details of long-term share-based payments as of December 31, 2022, are as follows:

	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
	(In number of shares)
Granted in 2020	2020	13,402	1.00	Services fulfillment
32.2.3.2 Long-term share-based payments are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2022, are as follows:

	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
	(In Korean won)
Granted in 2020	3.78	—	46,663
The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year
risk-free rate of Korea Treasury Bond in order to measure the fair value.
32.2.3.3 The accrued expenses for long-term share-based payments are ￦ 690 million and ￦ 625 million as of December 31, 2021 and 2022, respectively. The compensation costs amounting to ￦ 38 million and ￦ 65 million were recognized as expenses for the years ended December 31, 2021 and 2022, respectively.
33. Net Other
Non-Operating
Income and Expenses
Details of other
non-operating
income and expenses for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Other non-operating income
Gains on disposal of property and equipment	￦	111,132	￦	9,045	￦	155,177
Rental income		113,075		34,791		26,176
Gains on a bargain purchase		145,067		288		—
Others		96,931		81,210		284,060

		466,205		125,334		465,413

Other non-operating expenses
Losses on disposal of property and equipment		11,945		6,552		2,164
Donation		113,083		103,647		94,771
Restoration costs		5,043		3,436		2,750
Management cost for written-off loans		3,018		4,054		4,296
Others		143,726		117,182		175,903

		276,815		234,871		279,884

Net other non-operating income (expenses)	￦	189,390	￦	(109,537)	￦	185,529

34. Income Tax Expense
34.1 Details of income tax expense for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Income tax payable
Current income tax expense	￦	1,099,171	￦	1,571,947	￦	1,972,104
Adjustments of income tax of prior years recognized in current tax		(13,434)		7,952		(122,385)

		1,085,737		1,579,899		1,849,719

Changes in deferred income tax assets and liabilities*		326,918		214,660		(1,540,280)

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		4,949		18,638		(91,150)
Currency translation differences		14,988		(15,675)		(15,059)
Net gains or losses on financial assets at fair value through other comprehensive income		(88,907)		(71,421)		1,291,023
Share of other comprehensive income or loss of associates and joint ventures		2,976		(7)		44
Gains or losses on cash flow hedging instruments		7,580		(21,534)		(26,930)
Gains or losses on hedging instruments of net investments in foreign operations		(24,500)		25,599		24,936
Other comprehensive income or loss arising from separate account		3,671		24,206		56,765
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(3,350)		(5,202)		(14,009)
Net gains or losses on overlay adjustment		(61,637)		(46,834)		167,741
Consideration for exchange right of exchangeable bonds		(4,526)		—		—

		(148,756)		(92,230)		1,393,361

Others		495		(5,104)		(80,413)

Income tax expense	￦	1,264,394	￦	1,697,225	￦	1,622,387

*
Due to amendments of tax laws at the end of 2022, the effect of corporate tax rate change is reflected in deferred income tax assets and liabilities that are expected to be realized after
December 31, 2022.
(Corporate tax rates after the amendments: 10% for tax base ￦ 200 million or less, 21% for tax base over ￦ 200 million to ￦ 20,000 million, 23.2% for tax base over ￦ 20,000 million to ￦ 300,000 million, 26.5% for tax base over ￦ 300,000 million)

34.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020			2021			2022
	Tax rate (%)	Amount		Tax rate (%)	Amount		Tax rate (%)	Amount
	(In millions of Korean won)
Profit before income tax expense		￦	4,779,972		￦	6,081,606		￦	5,795,626
Income tax at the applicable tax rate*	27.28		1,304,130	27.33		1,662,080	27.32		1,583,435
Non-taxable income	(1.55)		(73,855)	(0.67)		(40,708)	(1.21)		(70,105)
Non-deductible expenses	0.35		16,541	0.42		25,739	0.39		22,661
Tax credit and tax exemption	(0.08)		(4,016)	(0.01)		(361)	(0.04)		(2,380)
Temporary difference for which no deferred tax is recognized	0.47		22,189	0.08		5,065	2.34		135,694
Changes in recognition and measurement of deferred tax	0.24		11,616	0.10		5,997	0.85		49,262
Income tax refund for tax of prior years	(0.46)		(22,139)	(0.23)		(13,953)	(2.39)		(138,314)
Income tax expense of overseas branches	0.23		10,739	0.31		18,571	0.54		31,270
Tax rate change effect				—		—	0.19		10,726
Others	(0.02)		(811)	0.57		34,795	0.00		138

Average effective tax rate and income tax expense	26.45	￦	1,264,394	27.91	￦	1,697,225	27.99	￦	1,622,387

*
Applicable income tax rate for ￦ 200 million and below is 11%, for over ￦ 200 million to ￦ 20 billion is 22%, for over ￦ 20 billion to ￦ 300 billion is 24.2% and for over ￦ 300 billion is 27.5% for the years ended December 31, 2020, 2021 and 2022.
35. Dividends
The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2021, amounting to ￦ 853,299 million (￦ 2,190 per share) were declared at the annual general shareholders’ meeting on March 25, 2022 and paid in April 11, 2022. According to the resolution of the board of directors on April 22, 2022, the quarterly dividend amounting to ￦ 194,817 million (￦ 500 per share) with dividend record date of March 31, 2022 were paid on May 9, 2022; according to the resolution of the board of directors on July 21, 2022, the quarterly dividend amounting to ￦ 194,817 million (￦ 500 per share) with dividend record date of June 30, 2022 were paid on August 9, 2022; and according to the resolution of the board of directors on October 25, 2022, the quarterly dividend amounting to ￦ 194,817 million (￦ 500 per share) with dividend record date of September 30, 2022 were paid on November 10, 2022. The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2022, amounting to ￦ 564,970 million (￦ 1,450 per share)
was
 proposed
 and approved
at the general shareholders’ meeting scheduled for March 24, 2023. The Group’s consolidated financial statements as of and for the year ended December 31, 2022, do not reflect this dividend payable.
Meanwhile, the annual dividends and quarterly dividends paid in 2021 were ￦ 689,653 million (￦ 1,770 per share) and ￦ 292,226 million (￦ 750 per share), respectively.

36. Accumulated Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(282,650)	￦	(64,380)	￦	—	￦	—	￦	18,638	￦	(328,392)
Currency translation differences		(131,113)		248,998		1,995		(7,671)		(15,675)		96,534
Gains on financial instruments at fair value through other comprehensive income		717,230		(62,043)		20,537		314,624		(71,421)		918,927
Share of other comprehensive income (loss) of associates and joint ventures		(3,529)		3,276		(2,720)		—		(7)		(2,980)
Losses on cash flow hedging instruments		(28,597)		95,478		(53,080)		—		(21,534)		(7,733)
Gains (losses) on hedging instruments of net investments in foreign operations		22,277		(88,729)		5,195		—		25,599		(35,658)
Other comprehensive income (loss) arising from separate account		8,698		(81,601)		(6,419)		—		24,206		(55,116)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,507)		18,917		—		—		(5,202)		2,208
Gains on overlay adjustment		339,202		257,574		(90,458)		—		(46,834)		459,484
Assets of a disposal group held for sale		—		—		—		7,671		—		7,671

	￦	630,011	￦	327,490	￦	(124,950)	￦	314,624	￦	(92,230)	￦	1,054,945

	2022
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(328,392)	￦	330,774	￦	—	￦	—	￦	(91,150)	￦	(88,768)
Currency translation differences		96,534		172,340		—		—		(15,059)		253,815
Gains (losses) on financial instruments at fair value through other comprehensive income		918,927		(4,830,635)		326,437		(335,203)		1,291,023		(2,629,451)
Share of other comprehensive income (loss) of associates and joint ventures		(2,980)		(406)		—		—		44		(3,342)
Gains (losses) on cash flow hedging instruments		(7,733)		71,692		(13,288)		—		(26,930)		23,741
Gains (losses) on hedging instruments of net investments in foreign operations		(35,658)		(104,021)		—		—		24,936		(114,743)
Other comprehensive income (loss) arising from separate account		(55,116)		(225,426)		9,042		—		56,765		(214,735)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		2,208		52,876		—		—		(14,009)		41,075
Gains (losses) on overlay adjustment		459,484		(526,085)		(81,785)		—		167,741		19,355
Assets of a disposal group held for sale		7,671		(7,671)		—		—		—		—

	￦	1,054,945	￦	(5,066,562)	￦	240,406	￦	(335,203)	￦	1,393,361	￦	(2,713,053)

37. Earnings per Share
37.1 Basic Earnings per Share
Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.
37.1.1 Weighted average number of ordinary shares outstanding

	2020		2021		2022
	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares
	(In number of shares)
Number of issued ordinary shares	415,807,920	152,185,698,720	415,807,920	151,769,890,800	408,897,068	150,138,929,728
Number of treasury shares*	(26,173,585)	(9,579,532,110)	(26,173,585)	(9,553,358,525)	(19,262,733)	(7,922,397,453)

Average number of ordinary shares outstanding	389,634,335	142,606,166,610	389,634,335	142,216,532,275	389,634,335	142,216,532,275

Number of days		366		365		365
Weighted average number of ordinary shares outstanding		389,634,335		389,634,335		389,634,335

*	The number of treasury shares have excluded the initial redemption of treasury shares from February 14, 2022, and the 2nd redemption from August 1, 2022.
37.1.2 Basic earnings per share

	2020		2021		2022
	(In Korean won and in number of shares)
Profit attributable to shareholders of the Parent Company	￦	3,468,447,701,501	￦	4,409,543,288,213	￦	4,394,828,402,454
Deduction: Dividends on hybrid securities		(22,859,500,000)		(71,537,500,000)		(126,402,175,000)

Profit attributable to ordinary equity holders of the Parent Company (A)		3,445,588,201,501		4,338,005,788,213		4,268,426,227,454
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335		389,634,335
Basic earnings per share (A/B)	￦	8,843	￦	11,134	￦	10,955
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
37.2.1 Adjusted profit for diluted earnings per share

	2020		2021		2022
	(In Korean won)
Profit attributable to shareholders of the Parent Company	￦	3,468,447,701,501	￦	4,409,543,288,213	￦	4,394,828,402,454
Deduction: Dividends on hybrid securities		(22,859,500,000)		(71,537,500,000)		(126,402,175,000)

Profit attributable to ordinary equity holders of the Parent Company		3,445,588,201,501		4,338,005,788,213		4,268,426,227,454
Adjustments: Interest expense on exchangeable bonds		798,012,332		2,347,186,871		2,380,953,816

Adjusted profit for diluted earnings per share	￦	3,446,386,213,833	￦	4,340,352,975,084	￦	4,270,807,181,270

37.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

	2020	2021	2022
	(In number of shares)
Weighted average number of ordinary shares outstanding	389,634,335	389,634,335	389,634,335
Adjustment:
Stock grants	3,416,737	3,945,208	4,306,711
Exchangeable bonds	1,707,650	5,000,000	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	394,758,722	398,579,543	398,941,046

37.2.3 Diluted earnings per share

	2020		2021		2022
	(In Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	3,446,386,213,833	￦	4,340,352,975,084	￦	4,270,807,181,270
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		394,758,722		398,579,543		398,941,046

Diluted earnings per share	￦	8,730	￦	10,890	￦	10,705

38. Insurance Contracts
38.1 Insurance Assets
38.1.1 Details of deferred acquisition costs included in other assets as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Non-life insurance	￦	1,230,375	￦	1,430,461
Life insurance		345,831		479,700

	￦	1,576,206	￦	1,910,161

38.1.2 Changes in deferred acquisition costs included in other assets for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Beginning		Increase		Amortization		Ending
	(In millions of Korean won)
Non-life insurance	￦	965,683	￦	965,735	￦	(701,043)	￦	1,230,375
Life insurance		205,289		258,653		(118,111)		345,831

	￦	1,170,972	￦	1,224,388	￦	(819,154)	￦	1,576,206

	2022
	Beginning		Increase		Amortization		Ending
	(In millions of Korean won)
Non-life insurance	￦	1,230,375	￦	1,060,160	￦	(860,074)	￦	1,430,461
Life insurance		345,831		292,579		(158,710)		479,700

	￦	1,576,206	￦	1,352,739	￦	(1,018,784)	￦	1,910,161

38.1.3 Details of reinsurance assets included in other assets as of December 31, 2021 and 2022, are as follows:

		December 31, 2021		December 31, 2022
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims:
	General insurance	￦	879,936	￦	869,492
	Automobile insurance		16,989		15,136
	Long-term insurance		178,531		187,619
	Unearned premium reserve:
	General insurance		262,020		262,817
	Automobile insurance		5,575		1,078

			1,343,051		1,336,142

Life insurance	Reserve for outstanding claims		2,169		2,300
	Unearned premium reserve		985		950

			3,154		3,250

Others	Reserve for outstanding claims		2,103		2,462
	Unearned premium reserve		620		587

			2,723		3,049

Total reinsurance assets			1,348,928		1,342,441
Less: Allowances for impairment losses			(436)		(4,054)

		￦	1,348,492	￦	1,338,387

38.1.4 Changes in reinsurance assets included in other assets for the years ended December 31, 2021 and 2022, are as follows:

		2021
		Beginning		Net increase (decrease)		Ending
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims:
	General insurance	￦	732,579	￦	147,357	￦	879,936
	Automobile insurance		14,916		2,073		16,989
	Long-term insurance		156,234		22,297		178,531
	Unearned premium reserve:
	General insurance		285,634		(23,614)		262,020
	Automobile insurance		10,870		(5,295)		5,575

			1,200,233		142,818		1,343,051

Life insurance	Reserve for outstanding claims		2,081		88		2,169
	Unearned premium reserve		951		34		985

			3,032		122		3,154

Others	Reserve for outstanding claims		2,427		(324)		2,103
	Unearned premium reserve		895		(275)		620

			3,322		(599)		2,723

Total reinsurance assets			1,206,587		142,341		1,348,928
Less: Allowances for impairment losses			(879)		443		(436)

		￦	1,205,708	￦	142,784	￦	1,348,492

		2022
		Beginning		Net increase (decrease)		Ending
		(In millions of Korean won)
Non-life insurance	Reserve for outstanding claims:
	General insurance	￦	879,936	￦	(10,444)	￦	869,492
	Automobile insurance		16,989		(1,853)		15,136
	Long-term insurance		178,531		9,088		187,619
	Unearned premium reserve:
	General insurance		262,020		797		262,817
	Automobile insurance		5,575		(4,497)		1,078

			1,343,051		(6,909)		1,336,142

Life insurance	Reserve for outstanding claims		2,169		131		2,300
	Unearned premium reserve		985		(35)		950

			3,154		96		3,250

Others	Reserve for outstanding claims		2,103		359		2,462
	Unearned premium reserve		620		(33)		587

			2,723		326		3,049

Total reinsurance assets			1,348,928		(6,487)		1,342,441
Less: Allowances for impairment losses			(436)		(3,618)		(4,054)

		￦	1,348,492	￦	(10,105)	￦	1,338,387

38.2 Insurance Liabilities
38.2.1 Details of insurance liabilities by insurance type as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Non-life insurance		Life insurance		Others		Total
	(In millions of Korean won)
Premium reserve*	￦	26,086,004	￦	24,363,509	￦	—	￦	50,449,513
Reserve for outstanding claims		3,378,427		259,848		2,102		3,640,377
Unearned premium reserve		1,909,327		9,358		622		1,919,307
Reserve for dividend to policyholders		122,025		40,960		—		162,985
Reserve for distribution of earnings to policyholders		63,093		4,857		—		67,950
Reserve for loss compensation on participating insurance		24,790		6,108		—		30,898
Guarantee reserve		—		894,906		—		894,906

	￦	31,583,666	￦	25,579,546	￦	2,724	￦	57,165,936

	December 31, 2022
	Non-life insurance		Life insurance		Others		Total
	(In millions of Korean won)
Premium reserve*	￦	26,765,973	￦	24,613,169	￦	—	￦	51,379,142
Reserve for outstanding claims		3,531,159		225,226		2,460		3,758,845
Unearned premium reserve		2,038,077		7,112		588		2,045,777
Reserve for dividend to policyholders		132,076		39,233		—		171,309
Reserve for distribution of earnings to policyholders		63,821		3,866		—		67,687
Reserve for loss compensation on participating insurance		24,070		5,392		—		29,462
Guarantee reserve		—		778,081		—		778,081

	￦	32,555,176	￦	25,672,079	￦	3,048	￦	58,230,303

*	Includes negative VOBA amounting to ￦ 2,390,985 million and ￦ 2,111,541 million as of December 31, 2021 and 2022, respectively.
38.2.2 Changes in insurance liabilities for the years ended December 31, 2021 and 2022, are as follows:

		2021
		Beginning		Net increase (decrease) 1		Ending
		(In millions of Korean won)
Non-life insurance	General insurance	￦	1,568,741	￦	222,543	￦	1,791,284
	Automobile insurance		1,897,872		127,693		2,025,565
	Long-term insurance		26,362,479		1,373,257		27,735,736
	Long-term investment contract		106,853		(75,772)		31,081
Life insurance	Pure endowment insurance		7,570,349		436,999		8,007,348
	Death insurance		15,706,051		810,366		16,516,417
	Endowment insurance		1,188,299		(142,962)		1,045,337
	Group insurance and others 2		11,330		(885)		10,445
Others			3,322		(599)		2,723

		￦	54,415,296	￦	2,750,640	￦	57,165,936

		2022
		Beginning		Net increase (decrease) 1		Ending
		(In millions of Korean won)
Non-life insurance	General insurance	￦	1,791,284	￦	68,690	￦	1,859,974
	Automobile insurance		2,025,565		145,331		2,170,896
	Long-term insurance		27,735,736		778,634		28,514,370
	Long-term investment contract		31,081		(21,147)		9,934
Life insurance	Pure endowment insurance		8,007,348		(840,495)		7,166,853
	Death insurance		16,516,417		816,485		17,332,902
	Endowment insurance		1,045,337		118,328		1,163,665
	Group insurance and others 2		10,445		(1,785)		8,660
Others			2,723		326		3,049

		￦	57,165,936	￦	1,064,367	￦	58,230,303

1	Includes exchange differences effect and decrease in liabilities related to investment contracts.
2	Includes reserve for distribution of earnings to policyholders and reserve for loss compensation on participating insurance.
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
38.3.1 KB Insurance Co., Ltd.
Assumptions and calculation basis for the insurance liability adequacy test of KB Insurance Co., Ltd. as of December 31, 2021 and 2022, are as follows:

	Assumptions (%)		Calculation basis
	December 31, 2021	December 31, 2022
Long-term insurance
Discount rate	-3.39 ~ 19.54	-2.84 ~ 21.14	Calculated by applying an interest rate scenario which is a risk-free rate scenario adjusted by liquidity premium presented by director of the Financial Supervisory Service
Expense ratio	6.25	5.93	Calculated using future expense plan based on the recent one-year experience statistics
Lapse ratio	1.49 ~ 35.98	1.37 ~ 32.92	Calculated based on the recent five-year experience statistics
Risk ratio	7.4 ~ 1,143.8	8.2 ~ 1,214.3	Calculated by ratio of insurance claim payments to risk premiums based on the recent seven-year experience statistics
General insurance
Lapse ratio	0.9	0.86	Ratio of surrender value to direct insurance premiums by type of contracts for the preceding five years

	Assumptions (%)		Calculation basis
	December 31, 2021	December 31, 2022
Sales cost ratio	6.3	6.31	Ratio of sales cost to direct insurance premiums by type of contracts for the preceding year (applicable only to unpaid premiums)
Maintenance cost ratio	10.5	9.12	Ratio of maintenance cost to earned premiums by type of contracts for the preceding year
Claim survey cost ratio	4.7	4.54	Ratio of claim survey cost to insurance claim payments by type of contracts for the preceding three years
Loss ratio	78.5	82.27	Ratio of final loss incurred to earned premiums by type of contracts for the preceding five years
Automobile insurance
Lapse ratio	4.7	4.7	Ratio of surrender value to direct insurance premiums by type of contracts for the preceding five years
Sales cost ratio	7.6	7.5	Ratio of sales cost to direct insurance premiums by type of contracts for the preceding year (applicable only to unpaid premiums)
Maintenance cost ratio	8.8	8.5	Ratio of maintenance cost to earned premiums by type of collaterals for the preceding year
Claim survey cost ratio	8.1	8.1	Ratio of claim survey cost to insurance claim payments by type of collaterals for the preceding three years
Loss ratio	78.2	77.6	Ratio of final loss incurred to earned premiums by type of collaterals for the preceding five years
Results of the insurance liability adequacy test of KB Insurance Co., Ltd. as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Recognized liabilities*		Estimated adequate liabilities		Surplus (shortfall)
	(In millions of Korean won)
General insurance	￦	465,812	￦	437,555	￦	28,257
Automobile insurance		1,401,462		1,322,026		79,436
Long-term insurance		21,812,939		14,277,162		7,535,777

	￦	23,680,213	￦	16,036,743	￦	7,643,470

	December 31, 2022
	Recognized liabilities*		Estimated adequate liabilities		Surplus (shortfall)
	(In millions of Korean won)
General insurance	￦	570,608	￦	537,204	￦	33,404
Automobile insurance		1,491,245		1,395,407		95,838
Long-term insurance		22,309,067		8,538,565		13,770,502

		￦24,370,920	￦	10,471,176	￦	13,899,744

*
In the case of
long-term
insurance, premium reserve and unearned premium reserve are recognized; the premium reserve is the amount of subtracting deferred acquisition costs and insurance contract loans from the net insurance premium reserve in accordance with Article
6-3
of the Regulations on Supervision of Insurance Business.

As a result of the liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of the liability adequacy test as of December 31, 2022.
38.3.2 KB Life Insurance Co., Ltd.
Assumptions and calculation basis for the insurance liability adequacy test of KB Life Insurance Co., Ltd. as of December 31, 2021 and 2022, are as f
ollows:

Assumptions (%)
	December 31, 2021	December 31, 2022	Calculation basis
Lapse ratio	0 ~ 65.57	0 ~ 78.60	Ratio of canceled premiums to premiums by product group, method of payment, channel, and elapsed period, based on the recent five-year experience statistics

Loss ratio	22 ~ 162	20 ~ 162	Ratio of number of accidents to the number of holding contracts, by collateral, gender, and elapsed period, based on the recent seven-year experience statistics

Discount rate	-3.39 ~ 19.54	-2.84 ~ 21.14	Estimated investment yield based on the interest rate scenario provided by the Financial Supervisory Service adjusted by risk spread
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
The insurance liability adequacy test of KB Life Insurance Co., Ltd. is performed by contract type such as interest rate type and dividend type. Results of the insurance liability adequacy test as of December 31, 2021 and 2022, are as follows:

		December 31, 2021
		Recognized liabilities		Estimated adequate liabilities		Surplus (shortfall)
		(In millions of Korean won)
Fixed interest type	Participating	￦	30,828	￦	51,443	￦	(20,615)
	Non-participating		664,569		5,876		658,693
Variable interest type	Participating		896,754		913,067		(16,313)
	Non-participating		5,754,214		5,263,775		490,439
Variable type			(7,822)		(101,418)		93,596

		￦	7,338,543	￦	6,132,743	￦	1,205,800

		December 31, 2022
		Recognized liabilities		Estimated adequate liabilities		Surplus (shortfall)
		(In millions of Korean won)
Fixed interest type	Participating	￦	30,720	￦	43,889	￦	(13,169)
	Non-participating		1,238,004		(6,488)		1,244,492
Variable interest type	Participating		814,350		817,087		(2,737)
	Non-participating		4,826,517		4,219,110		607,407
Variable type			(45,907)		(103,354)		57,447

		￦	6,863,684	￦	4,970,244	￦	1,893,440

As a result of the liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of the liability adequacy test as of December 31, 2022.
38.3.3 KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)
Assumptions and calculation basis for the insurance liability adequacy test of KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) as of December 31, 2021 and 2022, are as follows:

Assumptions (%)
	December 31, 2021	December 31, 2022	Calculation basis
Discount rate	-3.39 ~ 19.54	-2.84 ~ 21.14	Calculated by applying an interest rate scenario which is a risk-free rate scenario adjusted by liquidity premium presented by the Financial Supervisory Service

Lapse ratio	1 ~ 26	1.3 ~ 25	Calculated based on the amount of insurance coverage by elapsed period based on the recent five-year experience statistics

Risk ratio	28 ~ 545	21 ~ 982	Calculated by ratio of insurance claim payments to risk premiums by elapsed period based on the recent five-year experience statistics
The insurance liability adequacy test of KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) is performed by contract type such as interest rate type and dividend type. Results of the insurance liability adequacy test as of December 31, 2021 and 2022, are as follows:

		Surplus (shortfall)
		December 31, 2021		December 31, 2022
		(In millions of Korean won)
Fixed interest type	Participating	￦	(7,687)	￦	1,177
	Non-participating		787,200		4,484,049
Variable interest type	Non-participating		128,963		185,675
Variable type			1,278,620		1,265,066

		￦	2,187,096	￦	5,935,967

As a result of the liability adequacy test, the Group did not set additional reserve as it shows net surplus. As such, there was no amount recorded as a result of the liability adequacy test as of December 31, 2022.

38.4 Net Insurance Income
Details of insurance income and insurance expenses for the years ended December 31, 2020, 2021 and 2022, are as follows:

		2020		2021		2022
		(In millions of Korean won)
Insurance income	Premium income	￦	12,872,727	￦	14,684,383	￦	15,765,939
	Reinsurance income		823,500		990,437		1,029,943
	Reversal of policy reserve		85		599		—
	Separate account income		216,485		286,967		331,281
	Income from changes in reinsurance assets		467,729		135,159		—
	Other insurance income		6,114		10,313		9,679

			14,386,640		16,107,858		17,136,842

Insurance expenses	Insurance claims paid		5,264,829		5,777,899		6,325,021
	Dividend expenses		11,661		14,038		15,370
	Refunds of surrender value		3,286,150		4,032,209		5,556,410
	Reinsurance expenses		1,127,304		1,163,056		1,268,711
	Provision for policy reserve		2,709,903		2,761,735		1,046,300
	Separate account expenses		113,703		112,180		264,517
	Administration expenses		563,085		644,947		715,317
	Amortization of deferred acquisition costs		767,633		819,154		1,018,784
	Expenses from changes in reinsurance assets		163		—		—
	Claim survey expenses paid		58,873		60,234		73,803
	Other insurance expenses		183,343		165,695		156,096

			14,086,647		15,551,147		16,440,329

Net insurance income		￦	299,993	￦	556,711	￦	696,513

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
The Group’s exposure to insurance price risk as of December 31, 2021 and 2022, as follows:

	December 31, 2021
	Direct risk premium		Assumed risk reinsurance premium		Ceded risk reinsurance premium		Total
	(In millions of Korean won)
General	￦	1,161,427	￦	93,191	￦	(630,231)	￦	624,387
Automobile		2,538,277		—		(13,683)		2,524,594
Long-term		3,128,821		—		(462,261)		2,666,560

	￦	6,828,525	￦	93,191	￦	(1,106,175)	￦	5,815,541

	December 31, 2022
	Direct risk premium		Assumed risk reinsurance premium		Ceded risk reinsurance premium		Total
	(In millions of Korean won)
General	￦	1,287,819	￦	121,296	￦	(698,981)	￦	710,134
Automobile		2,684,544		—		(4,788)		2,679,756
Long-term		3,495,031		—		(494,563)		3,000,468

	￦	7,467,394	￦	121,296	￦	(1,198,332)	￦	6,390,358

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
38.5.5 Claims development tables
The Group verifies and evaluates the adequacy of reserve for outstanding claims for general, automobile, and long-term insurance with two or more methods, including paid loss development trend and incurred loss development trend. If the individually estimated claims are insufficient, the Group recognizes additional reserves. Claims development tables as of December 31, 2021 and 2022, are as follows:
<2021>
General Insurance

	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2017.1.1 ~ 2017.12.31	￦	169,234	￦	201,406	￦	205,075	￦	206,856	￦	207,252
2018.1.1 ~ 2018.12.31		200,968		241,471		246,499		250,083		—
2019.1.1 ~ 2019.12.31		219,419		263,105		267,687		—		—
2020.1.1 ~ 2020.12.31		232,622		273,531		—		—		—
2021.1.1 ~ 2021.12.31		290,480		—		—		—		—

		1,112,723		979,513		719,261		456,939		207,252

Gross cumulative claim payments (B)
2017.1.1 ~ 2017.12.31		133,254		185,107		194,511		199,926		202,548
2018.1.1 ~ 2018.12.31		153,770		217,955		235,900		240,171		—
2019.1.1 ~ 2019.12.31		185,645		246,397		258,465		—		—
2020.1.1 ~ 2020.12.31		167,129		244,074		—		—		—
2021.1.1 ~ 2021.12.31		236,265		—		—		—		—

		876,063		893,533		688,876		440,097		202,548

Difference (A-B)	￦	236,660	￦	85,980	￦	30,385	￦	16,842	￦	4,704

Automobile Insurance

	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2015.1.1 ~ 2015.12.31	￦	1,227,107	￦	1,245,781	￦	1,256,059	￦	1,263,044	￦	1,267,142	￦	1,271,000	￦	1,282,673
2016.1.1 ~ 2016.12.31		1,276,939		1,281,381		1,287,728		1,294,735		1,299,964		1,309,221		—
2017.1.1 ~ 2017.12.31		1,342,998		1,348,828		1,358,867		1,368,016		1,371,619		—		—
2018.1.1 ~ 2018.12.31		1,468,784		1,471,807		1,481,509		1,488,890		—		—		—
2019.1.1 ~ 2019.12.31		1,591,793		1,620,609		1,635,704		—		—		—		—
2020.1.1 ~ 2020.12.31		1,624,341		1,632,626		—		—		—		—		—
2021.1.1 ~ 2021.12.31		1,750,508		—		—		—		—		—		—

		10,282,470		8,601,032		7,019,867		5,414,685		3,938,725		2,580,221		1,282,673

Gross cumulative claim payments (B)
2015.1.1 ~ 2015.12.31		1,020,975		1,198,240		1,228,357		1,245,780		1,254,186		1,261,995		1,264,247
2016.1.1 ~ 2016.12.31		1,052,830		1,235,656		1,264,651		1,282,346		1,288,754		1,291,380		—
2017.1.1 ~ 2017.12.31		1,104,158		1,306,235		1,335,962		1,350,174		1,357,903		—		—
2018.1.1 ~ 2018.12.31		1,224,820		1,428,973		1,456,532		1,471,379		—		—		—
2019.1.1 ~ 2019.12.31		1,332,849		1,570,194		1,598,956		—		—		—		—
2020.1.1 ~ 2020.12.31		1,353,799		1,570,730		—		—		—		—		—
2021.1.1 ~ 2021.12.31		1,445,877		—		—		—		—		—		—

		8,535,308		8,310,028		6,884,458		5,349,679		3,900,843		2,553,375		1,264,247

Difference (A-B)	￦	1,747,162	￦	291,004	￦	135,409	￦	65,006	￦	37,882	￦	26,846	￦	18,426

Long-term Insurance

	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2015.1.1 ~ 2015.12.31	￦	885,476	￦	1,219,394	￦	1,256,051	￦	1,266,881	￦	1,270,967	￦	1,273,615	￦	1,275,520
2016.1.1 ~ 2016.12.31		1,064,744		1,437,574		1,485,839		1,500,403		1,506,889		1,510,197		—
2017.1.1 ~ 2017.12.31		1,184,224		1,614,903		1,670,929		1,689,768		1,695,477		—		—
2018.1.1 ~ 2018.12.31		1,372,706		1,881,046		1,941,497		1,965,983		—		—		—
2019.1.1 ~ 2019.12.31		1,626,481		2,229,830		2,297,861		—		—		—		—
2020.1.1 ~ 2020.12.31		1,818,316		2,442,633		—		—		—		—		—
2021.1.1 ~ 2021.12.31		2,124,582		—		—		—		—		—		—

		10,076,529		10,825,380		8,652,177		6,423,035		4,473,333		2,783,812		1,275,520

Gross cumulative claim payments (B)
2015.1.1 ~ 2015.12.31		836,472		1,205,130		1,248,475		1,262,528		1,269,557		1,272,648		1,274,908
2016.1.1 ~ 2016.12.31		1,017,243		1,424,948		1,477,415		1,496,556		1,503,841		1,507,284		—
2017.1.1 ~ 2017.12.31		1,130,868		1,599,227		1,662,978		1,683,997		1,692,323		—		—
2018.1.1 ~ 2018.12.31		1,319,613		1,868,434		1,933,543		1,958,256		—		—		—
2019.1.1 ~ 2019.12.31		1,574,696		2,211,717		2,288,023		—		—		—		—
2020.1.1 ~ 2020.12.31		1,749,647		2,426,351		—		—		—		—		—
2021.1.1 ~ 2021.12.31		2,057,154		—		—		—		—		—		—

		9,685,693		10,735,807		8,610,434		6,401,337		4,465,721		2,779,932		1,274,908

Difference (A-B)	￦	390,836	￦	89,573	￦	41,743	￦	21,698	￦	7,612	￦	3,880	￦	612

<2022>
General Insurance

	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2018.1.1 ~ 2018.12.31	￦	200,968	￦	241,474	￦	246,871	￦	250,935	￦	251,815
2019.1.1 ~ 2019.12.31		220,043		266,489		270,815		271,047		—
2020.1.1 ~ 2020.12.31		235,365		274,260		277,957		—		—
2021.1.1 ~ 2021.12.31		296,348		347,715		—		—		—
2022.1.1 ~ 2022.12.31		336,344		—		—		—		—

		1,289,068		1,129,938		795,643		521,982		251,815

Gross cumulative claim payments (B)
2018.1.1 ~ 2018.12.31		153,770		217,955		235,900		240,518		245,732
2019.1.1 ~ 2019.12.31		185,645		247,945		260,774		264,952		—
2020.1.1 ~ 2020.12.31		169,859		246,805		257,784		—		—
2021.1.1 ~ 2021.12.31		237,065		317,089		—		—		—
2022.1.1 ~ 2022.12.31		240,982		—		—		—		—

		987,321		1,029,794		754,458		505,470		245,732

Difference (A-B)	￦	301,747	￦	100,144	￦	41,185	￦	16,512	￦	6,083

Automobile Insurance

	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2016.1.1 ~ 2016.12.31	￦	1,276,939	￦	1,281,381	￦	1,287,728	￦	1,294,735	￦	1,299,964	￦	1,309,221	￦	1,316,456
2017.1.1 ~ 2017.12.31		1,342,998		1,348,828		1,358,867		1,368,016		1,371,619		1,377,499		—
2018.1.1 ~ 2018.12.31		1,468,784		1,471,807		1,481,509		1,488,890		1,498,384		—		—
2019.1.1 ~ 2019.12.31		1,591,793		1,620,609		1,635,704		1,649,928		—		—		—
2020.1.1 ~ 2020.12.31		1,624,341		1,632,626		1,639,325		—		—		—		—
2021.1.1 ~ 2021.12.31		1,750,508		1,757,801		—		—		—		—		—
2022.1.1 ~ 2022.12.31		1,858,395		—		—		—		—		—		—

		10,913,758		9,113,052		7,403,133		5,801,569		4,169,967		2,686,720		1,316,456

Gross cumulative claim payments (B)
2016.1.1 ~ 2016.12.31		1,052,830		1,235,655		1,264,651		1,282,346		1,288,754		1,291,380		1,293,473
2017.1.1 ~ 2017.12.31		1,104,158		1,306,235		1,335,962		1,350,174		1,357,903		1,361,232		—
2018.1.1 ~ 2018.12.31		1,224,820		1,428,973		1,456,532		1,471,379		1,476,781		—		—
2019.1.1 ~ 2019.12.31		1,332,849		1,570,194		1,598,956		1,614,015		—		—		—
2020.1.1 ~ 2020.12.31		1,353,799		1,570,730		1,595,586		—		—		—		—
2021.1.1 ~ 2021.12.31		1,445,877		1,684,092		—		—		—		—		—
2022.1.1 ~ 2022.12.31		1,516,007		—		—		—		—		—		—

		9,030,340		8,795,879		7,251,687		5,717,914		4,123,438		2,652,612		1,293,473

Difference (A-B)	￦	1,883,418	￦	317,173	￦	151,446	￦	83,655	￦	46,529	￦	34,108	￦	22,983

Long-term Insurance

	Development year
Accident year	After 1 year		After 2 years		After 3 years		After 4 years		After 5 years		After 6 years		After 7 years
	(In millions of Korean won)
Estimate of gross ultimate claims (A)
2016.1.1 ~ 2016.12.31	￦	1,064,743	￦	1,437,574	￦	1,485,839	￦	1,500,403	￦	1,506,889	￦	1,510,197	￦	1,511,728
2017.1.1 ~ 2017.12.31		1,184,224		1,614,904		1,670,929		1,689,768		1,695,477		1,698,804		—
2018.1.1 ~ 2018.12.31		1,372,706		1,881,046		1,941,497		1,965,983		1,972,727		—		—
2019.1.1 ~ 2019.12.31		1,626,481		2,229,830		2,297,861		2,324,246		—		—		—
2020.1.1 ~ 2020.12.31		1,818,316		2,442,633		2,514,577		—		—		—		—
2021.1.1 ~ 2021.12.31		2,124,582		2,841,110		—		—		—		—		—
2022.1.1 ~ 2022.12.31		2,277,455		—		—		—		—		—		—

		11,468,507		12,447,097		9,910,703		7,480,400		5,175,093		3,209,001		1,511,728

Gross cumulative claim payments (B)
2016.1.1 ~ 2016.12.31		1,017,244		1,424,948		1,477,414		1,496,556		1,503,841		1,507,284		1,509,334
2017.1.1 ~ 2017.12.31		1,130,868		1,599,227		1,662,978		1,683,997		1,692,323		1,696,284		—
2018.1.1 ~ 2018.12.31		1,319,613		1,868,434		1,933,543		1,958,256		1,967,097		—		—
2019.1.1 ~ 2019.12.31		1,574,696		2,211,717		2,288,023		2,316,190		—		—		—
2020.1.1 ~ 2020.12.31		1,749,647		2,426,351		2,503,496		—		—		—		—
2021.1.1 ~ 2021.12.31		2,057,154		2,818,484		—		—		—		—		—
2022.1.1 ~ 2022.12.31		2,168,671		—		—		—		—		—		—

		11,017,893		12,349,161		9,865,454		7,454,999		5,163,261		3,203,568		1,509,334

Difference (A-B)	￦	450,614	￦	97,936	￦	45,249	￦	25,401	￦	11,832	￦	5,433	￦	2,394

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

	December 31, 2021
	Assumption change		Effect on
			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
	(In millions of Korean won)
Lapse ratio	+10%		￦	337,969	￦	—	￦	—	￦	—
Loss ratio	+10%			6,065,429		—		—		—
Expense ratio	+10%			503,132		—		—		—
Discount rate	-0.5	%p		1,985,421		—		—		—

	December 31, 2022
	Assumption change		Effect on
			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
	(In millions of Korean won)
Lapse ratio	+10%		￦	495,870	￦	—	￦	—	￦	—
Loss ratio	+10%			5,745,896		—		—		—
Expense ratio	+10%			413,073		—		—		—
Discount rate	-0.5	%p		1,084,314		—		—		—
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
Maturity structure of premium reserve as of December 31, 2021 and 2022, as follows:

	December 31, 2021 *
	Up to 1 year		1~5 years		5~10 years		10~20 years		Over 20 years		Total
	(In millions of Korean won)
Long-term insurance non-participating:
Fixed interest type	￦	121,988	￦	64,730	￦	77,880	￦	59,042	￦	324,259	￦	647,899
Variable interest type		959,348		1,958,267		1,536,690		919,726		16,123,312		21,497,343

		1,081,336		2,022,997		1,614,570		978,768		16,447,571		22,145,242

Annuity:
Fixed interest type		—		820		2,134		3,813		532		7,299
Variable interest type		252		103,419		407,556		1,324,916		2,121,076		3,957,219

		252		104,239		409,690		1,328,729		2,121,608		3,964,518

Total:
Fixed interest type		121,988		65,550		80,014		62,855		324,791		655,198
Variable interest type		959,600		2,061,686		1,944,246		2,244,642		18,244,388		25,454,562

	￦	1,081,588	￦	2,127,236	￦	2,024,260	￦	2,307,497	￦	18,569,179	￦	26,109,760

	December 31, 2022 *
	Up to 1 year		1~5 years		5~10 years		10~20 years		Over 20 years		Total
	(In millions of Korean won)
Long-term insurance non-participating:
Fixed interest type	￦	22,436	￦	90,447	￦	26,234	￦	65,721	￦	575,938	￦	780,776
Variable interest type		480,248		2,178,620		924,254		991,874		17,517,632		22,092,628

		502,684		2,269,067		950,488		1,057,595		18,093,570		22,873,404

Annuity:
Fixed interest type		39		992		1,935		3,700		398		7,064
Variable interest type		296		114,980		416,820		1,325,911		2,050,230		3,908,237

		335		115,972		418,755		1,329,611		2,050,628		3,915,301

Total:
Fixed interest type		22,475		91,439		28,169		69,421		576,336		787,840
Variable interest type		480,544		2,293,600		1,341,074		2,317,785		19,567,862		26,000,865

	￦	503,019	￦	2,385,039	￦	1,369,243	￦	2,387,206	￦	20,144,198	￦	26,788,705

*	Includes long-term investment contracts liabilities classified as investment contracts amounting to ￦31,081 million and ￦9,934 million, as of December 31, 2021 and 2022, respectively.
38.5.8 Credit risk of insurance contract
Credit risk of an insurance contract refers to economic losses in which the reinsurer, the counterparty, is unable to fulfil its contract obligations due to a decline in credit ratings or default or others. Through an internal review, only the insurers rated BBB- or higher of S&P rating or corresponding rating are selected as reinsurance companies.
Concentration and credit ratings for top three reinsurance companies as of December 31, 2022, are as follows:

Reinsurance company	Ratio	Credit rating
KOREAN RE	29.82%	AA
MUNICH RE	8.53%	AAA
HISCOX	5.44%	AA+
Exposures to credit risk related to reinsurance as of December 31, 2021 and 2022 as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Reinsurance assets 1	￦	1,342,615	￦	1,332,088
Receivables from reinsurers 2		377,619		396,292

	￦	1,720,234	￦	1,728,380

1	Net carrying amount after impairment losses
2	Net carrying amount after allowances for credit losses
38.5.9 Interest rate risk of insurance contract
Interest rate risk exposure from the Group’s insurance contracts is the risk of unexpected losses due to the fluctuations of net interest income or net assets arising from changes in interest rate and it is managed to minimize unexpected losses. The Group calculates exposure to interest-bearing assets and interest-bearing liabilities for long-term, non-life insurance contracts. Liabilities exposure is premium reserve less surrender charge plus unearned premium reserve. Assets exposure is interest-bearing assets and assets that generate only fees without interest income are excluded from interest-bearing assets. Exposures to interest rate risk as of December 31, 2021 and 2022, are as follows:
38.5.9.1 Exposure to interest rate risk

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Interest-bearing liabilities
Fixed interest rate type	￦	489,399	￦	520,250
Variable interest rate type		24,246,760		24,802,062

	￦	24,736,159	￦	25,322,312

Interest-bearing assets
Due from financial institutions measured at amortized cost and cash equivalents	￦	81,806	￦	113,043
Financial assets at fair value through profit or loss		3,863,978		5,076,615
Financial assets at fair value through other comprehensive income		4,488,443		5,000,002
Securities measured at amortized cost		8,514,272		8,373,125
Loans measured at amortized cost		6,433,839		6,506,787

	￦	23,382,338	￦	25,069,572

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
Maximum exposures to insurance price risk as of December 31, 2021 and 2022, are as follows:

	December 31, 2021				December 31, 2022
	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Death	￦	14,977	￦	11,976	￦	16,025	￦	4,462
Disability		586		296		526		412
Hospitalization		1,124		730		1,040		399
Operation and diagnosis		5,088		1,110		5,927		4,929
Actual medical expense		1,194		262		1,310		1,200
Others		972		316		943		765

	￦	23,941	￦	14,690	￦	25,771	￦	12,167

Average ratios of claims paid to risk premium received for the preceding three years based on exposure before risk mitigation as of December 31, 2021 and 2022, are 63.0%, and 63.1%, respectively.

Exposures to market risk arising from embedded derivatives included in host insurance contracts as of December 31, 2021 and 2022, are as follows:

	December 31, 2021				December 31, 2022
	Policyholders’ reserve *		Guarantee reserve		Policyholders’ reserve *		Guarantee reserve
	(In millions of Korean won)
Variable annuity	￦	611,283	￦	3,014	￦	626,542	￦	3,532
Variable universal		78,689		2,768		66,057		2,627
Variable saving		556,196		393		519,893		365

	￦	1,246,168	￦	6,175	￦	1,212,492	￦	6,524

*	Excludes the amount of the lapsed insurance reserve.
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
38.6.5 Maturity structure of premium reserve and unearned premium reserve as of December 31, 2021 and 2022, as follows:

	December 31, 2021
	Up to 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 years		Total
	(In millions of Korean won)
Premium reserve	￦	651,638	￦	285,623	￦	578,102	￦	386,515	￦	545,270	￦	5,403,252	￦	7,850,400
Unearned premium reserve		156		—		24		—		—		5,763		5,943

	December 31, 2022
	Up to 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 years		Total
	(In millions of Korean won)
Premium reserve	￦	411,197	￦	243,863	￦	749,678	￦	336,597	￦	492,547	￦	5,200,432	￦	7,434,314
Unearned premium reserve		168		1		21		—		2		4,048		4,240
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

	December 31, 2021
	Assumption change		Effect on
			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
			(In millions of Korean won)
Lapse ratio	+10%		￦	82,811	￦	—	￦	—	￦	—
Claim ratio	+10%			50,899		—		—		—
Expense ratio	+10%			53,511		—		—		—
Discount rate	-0.5	%p		482,638		—		—		—

	December 31, 2022
	Assumption change		Effect on
			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
			(In millions of Korean won)
Lapse ratio	+10%		￦	121,800	￦	—	￦	—	￦	—
Claim ratio	+10%			60,023		—		—		—
Expense ratio	+10%			49,380		—		—		—
Discount rate	-0.5	%p		417,625		—		—		—
38.7 Risk Management of KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)
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
Maximum exposures to insurance price risk as of December 31, 2021 and 2022, are as follows:

	December 31, 2021				December 31, 2022
	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Death	￦	253,325	￦	250,045	￦	273,801	￦	270,623
Disability		10,331		10,230		10,220		10,199
Hospitalization		34,194		34,194		35,067		35,067
Operation and diagnosis		81,429		79,850		84,937		83,261

	￦	379,279	￦	374,319	￦	404,025	￦	399,150

38.7.4 Details of the ceded reinsurance premiums by credit rating of reinsurer for the years ended December 31, 2021 and 2022, are as follows:

	2021			2022
	Ceded reinsurance premium		Proportion (%)	Ceded reinsurance premium		Proportion (%)
	(In millions of Korean won)
AA- or higher	￦	5,223	100.00	￦	4,535	100.00
A+ ~ A-		—	—		—	—
BBB+ or lower		—	—		—	—
Others		—	—		—	—

	￦	5,223	100.00	￦	4,535	100.00

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

Maturity structure of premium reserve and unearned premium reserve as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Up to 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 years		Total
	(In millions of Korean won)
Premium reserve	￦	39,578	￦	40,894	￦	154,062	￦	237,021	￦	528,373	￦	13,122,197	￦	14,122,125
Unearned premium reserve		31		15		50		51		65		4,092		4,304

	December 31, 2022
	Up to 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 years		Total
	(In millions of Korean won)
Premium reserve	￦	42,775	￦	40,755	￦	168,133	￦	265,998	￦	639,920	￦	13,909,732	￦	15,067,313
Unearned premium reserve		30		13		46		41		56		3,636		3,822
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

	December 31, 2021
	Assumption change		Effect on
			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
			(In millions of Korean won)
Lapse ratio	+10%		￦	114,427	￦	—	￦	—	￦	—
Claim ratio	+10%			571,446		—		—		—
Expense ratio	+10%			157,924		—		—		—
Discount rate	-0.5	%p		1,563,571		—		—		—

	December 31, 2022
	Assumption change		Effect on
			Base amount of LAT		Insurance liabilities		Profit before tax		Equity
			(In millions of Korean won)
Lapse ratio	+10%		￦	212,126	￦	—	￦	—	￦	—
Claim ratio	+10%			468,779		—		—		—
Expense ratio	+10%			125,063		—		—		—
Discount rate	-0.5	%p		1,106,606		—		—		—
38.8 Application of the Overlay Approach
Upon initial application of IFRS No.9, the Group applied the overlay approach in accordance with IFRS No.4.

38.8.1 Details of financial assets subject to the overlay approach as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Financial assets at fair value through profit or loss:
Due from financial institutions	￦	80,179	￦	69,469
Debt securities		8,023,999		8,806,018
Equity securities		239,426		60,611

	￦	8,343,604	￦	8,936,098

38.8.2 Changes in net gains on overlay adjustment for the years ended December 31, 2021 and 2022, are as follows:

	2021		2022
	(In millions of Korean won)
Beginning	￦	339,202	￦	459,484
Recognition of other comprehensive income due to acquisition and valuation		185,906		(381,037)
Reclassification to profit or loss due to disposal		(65,624)		(59,092)

Ending	￦	459,484	￦	19,355

39. Statement of Cash Flows
39.1 Details of cash and cash equivalents as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Cash	￦	2,496,941	￦	2,439,490
Checks issued by other banks		150,047		123,163
Due from the Bank of Korea		17,579,643		17,520,636
Due from other financial institutions		10,782,743		11,980,132

		31,009,374		32,063,421

Due from financial institutions measured at fair value through profit or loss		200,743		69,469

		31,210,117		32,132,890

Deduction:
Restricted due from financial institutions*		(4,589,893)		(4,809,759)
Due from financial institutions with original maturities over three months		(1,346,951)		(1,160,607)

		(5,936,844)		(5,970,366)

	￦	25,273,273	￦	26,162,524

*
Items meeting the definition of cash are excluded in accordance with IAS No.7 Statement of Cash Flows. Detailed information on the effects of this change in accounting policy is described in Note 2.1 Application of IFRS.

Items meeting the definition of cash among due from financial institutions with restriction to use as of December 31, 2021 and 2022, are as follows:

		Financial institutions	December 31, 2021		December 31, 2022
			(In millions of Korean won)
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	￦	15,117,033	￦	15,169,703
	Due from others	Korea Development Bank and others		37,914		39,358
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank Indonesia and others		1,009,866		1,218,847

			￦	16,164,813	￦	16,427,908

39.2 Significant non-cash transactions for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020		2021		2022
	(In millions of Korean won)
Write-offs of loans	￦	1,283,071	￦	1,086,296	￦	1,486,357
Changes in financial investments due to debt-for-equity swap		13,820		327		—
Changes in accumulated other comprehensive income from valuation of financial instruments at fair value through other comprehensive income		496,159		507,175		(2,522,854)
Changes in accumulated other comprehensive income from valuation of investments in associates		(6,978)		165		(64)
Reclassification to assets of a disposal group held for sale		—		171,749		—
39.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2020, 2021 and 2022, are as follows:

	Activities	2020		2021		2022
	(In millions of Korean won)
Income tax paid	Operating	￦	1,119,252	￦	1,586,750	￦	1,524,025
Interest received	Operating		14,986,532		15,152,796		20,509,411
Interest paid	Operating		5,266,158		4,062,469		6,356,211
Dividends received	Operating		187,699		290,089		388,030
Dividends paid	Financing		883,952		1,053,416		1,564,153

39.4 Changes in liabilities arising from financing activities for the years ended December 31, 2021 and 2022, are as follows:

	2021
					Non-cash changes
	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
	(In millions of Korean won)
Derivatives held for hedging *	￦	(57,196)	￦	5,870	￦	—	￦	246,352	￦	(70,225)	￦	—	￦	(150,084)	￦	(25,283)
Borrowings and debentures		112,587,843		11,579,036		—		630,913		(115,440)		(329,512)		(10,278)		124,342,562
Due to trust accounts		7,542,955		(509,106)		—		—		—		—		—		7,033,849
Non-controlling interests		857,783		(24,145)		—		—		—		1,994		(2,294)		833,338
Others		1,019,075		(319,074)		166,336		119		—		—		119,398		985,854

	￦	121,950,460	￦	10,732,581	￦	166,336	￦	877,384	￦	(185,665)	￦	(327,518)	￦	(43,258)	￦	133,170,320

	2022
					Non-cash changes
	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
	(In millions of Korean won)
Derivatives held for hedging *	￦	(25,283)	￦	33,402	￦	—	￦	153,646	￦	8,730	￦	—	￦	(180,415)	￦	(9,920)
Borrowings and debentures		124,342,562		15,645,750		—		895,758		(297,468)		81,268		(252,302)		140,415,568
Due to trust accounts		7,033,849		(1,225,402)		—		—		—		—		—		5,808,447
Non-controlling interests		833,338		395,713		—		—		—		752		50,300		1,280,103
Others		985,854		436,903		154,004		199		—		—		118,863		1,695,823

	￦	133,170,320	￦	15,286,366	￦	154,004	￦	1,049,603	￦	(288,738)	￦	82,020	￦	(263,554)	￦	149,190,021

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.
39.5 The net cash flow associated with the changes in the subsidiaries for the years ended December 31, 2021 and 2022 are
￦
 374,992 million of cash outflow and
￦
 932,428 million of cash inflow, respectively.

40. Contingent Liabilities and Commitments
40.1 Details of acceptances and guarantees as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	￦	136,914	￦	167,538
Others		817,470		918,670

		954,384		1,086,208

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		523,037		502,217
Letter of guarantees		83,089		78,414
Bid bond		18,874		19,998
Performance bond		855,247		976,008
Refund guarantees		874,173		1,705,796
Others		2,505,353		3,485,842

		4,859,773		6,768,275

Financial guarantee contracts:
Acceptances and guarantees for issuance of debentures		5,040		5,040
Acceptances and guarantees for mortgage		51,053		94,861
Overseas debt guarantees		428,109		509,157
International financing guarantees in foreign currencies		132,114		181,241
Others		50,950		—

		667,266		790,299

		6,481,423		8,644,782

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,551,767		3,042,911
Refund guarantees		833,765		1,528,359

		4,385,532		4,571,270

	￦	10,866,955	￦	13,216,052

40.2 Credit qualities of acceptances and guarantees as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Confirmed acceptances and guarantees
Grade 1	￦	4,532,747	￦	838	￦	—	￦	4,533,585
Grade 2		1,594,714		32,567		—		1,627,281
Grade 3		105,691		46,174		—		151,865
Grade 4		7,722		149,785		214		157,721
Grade 5		—		774		10,197		10,971

		6,240,874		230,138		10,411		6,481,423

Unconfirmed acceptances and guarantees
Grade 1		3,083,636		3,391		—		3,087,027
Grade 2		998,204		39,224		—		1,037,428
Grade 3		12,039		34,797		—		46,836
Grade 4		11,925		195,794		—		207,719
Grade 5		—		138		6,384		6,522

		4,105,804		273,344		6,384		4,385,532

	￦	10,346,678	￦	503,482	￦	16,795	￦	10,866,955

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Confirmed acceptances and guarantees
Grade 1	￦	5,939,025	￦	1,140	￦	—	￦	5,940,165
Grade 2		1,882,080		10,474		—		1,892,554
Grade 3		494,924		18,649		—		513,573
Grade 4		63,689		215,382		442		279,513
Grade 5		—		4,130		14,847		18,977

		8,379,718		249,775		15,289		8,644,782

Unconfirmed acceptances and guarantees
Grade 1		3,232,325		844		—		3,233,169
Grade 2		1,040,908		36,879		—		1,077,787
Grade 3		4,685		13,308		—		17,993
Grade 4		1,265		236,687		5		237,957
Grade 5		—		199		4,165		4,364

		4,279,183		287,917		4,170		4,571,270

	￦	12,658,901	￦	537,692	￦	19,459	￦	13,216,052

40.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Large companies	￦	5,431,921	￦	3,377,150	￦	8,809,071	81.06
Small and medium-sized companies		820,327		657,073		1,477,400	13.60
Public sector and others		229,175		351,309		580,484	5.34

	￦	6,481,423	￦	4,385,532	￦	10,866,955	100.00

	December 31, 2022
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
		(In millions of Korean won)
Large companies	￦	7,530,546	￦	3,810,565	￦	11,341,111	85.81
Small and medium-sized companies		718,722		496,709		1,215,431	9.20
Public sector and others		395,514		263,996		659,510	4.99

	￦	8,644,782	￦	4,571,270	￦	13,216,052	100.00

40.4 Classifications of acceptances and guarantees by industry as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	385,761	￦	10,114	￦	395,875	3.64
Manufacturing		2,742,224		2,979,232		5,721,456	52.65
Service		676,440		38,920		715,360	6.58
Wholesale and retail		1,603,085		999,416		2,602,501	23.95
Construction		317,946		38,260		356,206	3.28
Public sector		28,257		99,841		128,098	1.18
Others		727,710		219,749		947,459	8.72

	￦	6,481,423	￦	4,385,532	￦	10,866,955	100.00

	December 31, 2022
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	462,657	￦	2,012	￦	464,669	3.52
Manufacturing		3,851,832		3,589,948		7,441,780	56.31
Service		751,846		31,465		783,311	5.93
Wholesale and retail		2,181,469		658,875		2,840,344	21.49
Construction		420,937		47,465		468,402	3.54
Public sector		32,635		81,607		114,242	0.86
Others		943,406		159,898		1,103,304	8.35

	￦	8,644,782	￦	4,571,270	￦	13,216,052	100.00

40.5 Details of commitments as of December 31, 2021 and 2022, are as follows:

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Commitments
Corporate loan commitments	￦	45,767,502	￦	51,743,718
Retail loan commitments		47,080,416		51,241,471
Credit line of credit cards		70,534,719		77,825,953
Purchase of other securities		6,835,506		7,357,198

		170,218,143		188,168,340

Financial guarantee contracts
Credit line		5,729,798		7,135,542
Purchase of securities		495,400		371,201

		6,225,198		7,506,743

	￦	176,443,341	￦	195,675,083

40.6 Other Matters (including litigation)
a) The Group has 292 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ￦1,442,572 million, and 280 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ￦977,848 million, which arose in the normal course of the business, as of December 31, 2022. Details of major pending lawsuits in which the Group is a defendant are as follows:
(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	￦	53,239
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

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
	Confirm the absence of debt	1	96,200	Galamat-Art LLP is a joint guarantor of the PF loan for the ‘Kazakhstan Almaty City Complex Development Project’ in which Kookmin Bank Co., Ltd. participated as a lender. OO Bank, the agent bank of the lending group, filed a provisional seizure and a lawsuit on the merits of the guarantee debt to the local court against Galamat-Art LLP. And Galamat-Art LLP filed a counterclaim against the lenders, including Kookmin Bank, to confirm the absence of debt denying the joint guarantee obligation.	Kookmin Bank won the case in the first and second trials, but the second trial is scheduled to be re-run as the registered shareholders of the Plaintiff filed an objection.
	Expropriation of long-term leasehold rights	1	316,825
Kookmin Bank invested assets entrusted by DAOL Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by the building and land leasehold rights (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.
The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.
					Kookmin Bank submitted the response letter and will proceed with the process in the future.
KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	37,468
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
The Plaintiff’s complaint price was changed to ￦37.47 billion due to the Plaintiff’s request to change the purpose and cause of the claim on October 11, 2022.
					First trial is in progress (the pleading resumption has been decided on February 6, 2023, and the 9th pleading is scheduled on April 11, 2023.).

b)

In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the accident, the Group faces 1 and 2 legal claims filed as a defendant, with an aggregate claim amount of ￦108 million and ￦51 million as of December 31, 2021 and December 31, 2022, respectively. The Group takes out the personal information protection liability insurance as of December 31, 2022.
c) As of December 31, 2022, KB KOLAO Leasing Co., Ltd. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are overdue by three months or more to Lanexang Leasing Co., Ltd. in accordance with the agreement.
d) As of December 31, 2022, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after May 18, 2020, when the purchase of shares was completed. If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method, and others.
e) KB Securities Co., Ltd., as an investment broker, managed the sale of private equity funds and trusts amounting to ￦326,500 million, which lends to corporations (borrowers) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund has been suspended due to the breach of contract by local borrowers in Australia; therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which the Group is a defendant as of December 31, 2022. One of the cases was ruled, on February 7, 2023, ordering the payment of ￦29.8 billion in principal and delayed interest on it; however, the judgment may be changed at the higher court. And the other two cases are still in the first trial. KB Securities Co., Ltd. determined the results of the first trial on February 7, 2023 as an event after the reporting period requiring adjustment, and additionally reflected to the litigation provision in the financial statements as of December 31, 2022. Meanwhile, KB Securities Co., Ltd. filed a requisite for reimbursement lawsuit against JB Asset Management, a fund management company, in this regard, and is currently in the first trial.
f) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of December 31, 2022, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and ‘Lime Pluto FI Qualified Investor Private Investment Trust No.D-1’ whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is ￦163,100 million. Meanwhile, the Group sold ￦68,100 million of feeder funds of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds have been transferred to Wellbridge Asset Management (the bridge management company) to continue to collect and distribute investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. In this regard, KB Securities Co., Ltd. faces four claims filed as a defendant as of December 31, 2022. The Group has accounted for the estimated loss due to the possibility of additional lawsuits in the future as a provision for litigations.

41. Subsidiaries
41.1 Details of major consolidated subsidiaries as of December 31, 2022, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Dec. 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment financing
	KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Dec. 31	Financial Leasing
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation

Kookmin Bank	Kookmin Bank Cambodia Plc.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Microfinance services
	PRASAC Microfinance Institution Plc.	100.00	Cambodia	Dec. 31	Microfinance services
	PT Bank KB Bukopin Tbk	67.00	Indonesia	Dec. 31	Banking and foreign exchange transaction

Kookmin Bank	PT Bank Syariah Bukopin	92.78	Indonesia	Dec. 31	Banking
	PT Bukopin Finance	97.03	Indonesia	Dec. 31	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Banking and foreign exchange transaction

KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Dec. 31	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00	China	Dec. 31	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.81	Vietnam	Dec. 31	Investment advisory and securities trading
	KB FINA Joint Stock Company	77.82	Vietnam	Dec. 31	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00	Indonesia	Dec. 31	Investment advisory and securities trading
	PT.KB Valbury Capital Management	79.00	Indonesia	Dec. 31	Financial investment

KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Dec. 31	Management service
	KBFG Insurance (China) Co., Ltd.	100.00	China	Dec. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Dec. 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Dec. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Dec. 31	Management service
	KB Golden Life Care Co., Ltd.	100.00	Korea	Dec. 31	Service
	KB Healthcare Co., Ltd.	100.00	Korea	Dec. 31	Information and communication

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.)	KB Life Partners Co., Ltd.	100.00	Korea	Dec. 31	Insurance agent

KB Kookmin Card Co., Ltd.	KB Daehan Specialized Bank Plc.	95.71	Cambodia	Dec. 31	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00	Indonesia	Dec. 31	Auto Installment finance
	KB J Capital Co., Ltd.	50.99	Thailand	Dec. 31	Service
	i-Finance Leasing Plc.	100.00	Cambodia	Dec. 31	Leasing

KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Dec. 31	Auto Installment finance

KB Kookmin Card Co., Ltd. KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Dec. 31	Auto Installment finance

Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Dec. 31	Service

KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Dec. 31	General advisory
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Dec. 31	Collective investment
41.2 Details of consolidated structured entities as of December 31, 2022, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 119 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

	Consolidated structured entities	Reasons for consolidation
Investment funds and others	KB Global Platform Fund and 204 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.
If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.
41.3 Condensed financial information of major subsidiaries as of and for the years ended December 31, 2021 and 2022, are as follows:

	December 31, 2021						2021
	Assets		Liabilities		Equity		Operating revenue 3		Profit (loss) attributable to shareholders of the Parent Company		Total compre-hensive income (loss) attributable to shareholders of the Parent Company
	(In millions of Korean won)
Kookmin Bank 1	￦	483,564,898	￦	450,675,985	￦	32,888,913	￦	26,536,995	￦	2,590,764	￦	3,265,921
KB Securities Co., Ltd. 1,2		55,493,985		50,008,422		5,485,563		8,543,590		594,301		628,112
KB Insurance Co., Ltd. 1,2		41,472,227		37,328,954		4,143,273		14,131,278		301,836		107,240
KB Kookmin Card Co., Ltd. 1		27,349,561		22,793,920		4,555,641		3,527,354		418,898		442,873
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) 2		26,287,116		23,992,601		2,294,515		1,976,122		336,198		54,587
KB Asset Management Co., Ltd. 1		375,739		128,589		247,150		254,162		79,899		79,071
KB Capital Co., Ltd. 1,2		14,529,427		12,707,210		1,822,217		1,634,759		209,899		209,719
KB Life Insurance Co., Ltd.		10,634,562		10,174,282		460,280		2,259,301		(46,595)		(121,847)
KB Real Estate Trust Co., Ltd.		496,522		119,700		376,822		168,373		81,480		82,299
KB Savings Bank Co., Ltd.		2,601,134		2,339,037		262,097		150,028		18,932		22,526
KB Investment Co., Ltd. 1		1,197,720		922,239		275,481		207,367		55,338		55,340
KB Data System Co., Ltd. 1		44,486		25,911		18,575		174,819		467		1,105
KB Credit Information Co., Ltd.		28,674		12,303		16,371		39,909		388		434

	December 31, 2022						2022
	Assets		Liabilities		Equity		Operating revenue 3		Profit (loss) attributable to shareholders of the Parent Company		Total compre-hensive income (loss) attributable to shareholders of the Parent Company
	(In millions of Korean won)
Kookmin Bank 1	￦	517,769,512	￦	484,046,253	￦	33,723,259	￦	49,436,046	￦	2,996,015	￦	1,856,632
KB Securities Co., Ltd. 1,2		53,824,246		47,946,933		5,877,313		14,264,399		187,784		263,605
KB Insurance Co., Ltd. 1,2		42,736,747		39,397,167		3,339,580		14,959,264		557,680		(820,382)
KB Kookmin Card Co., Ltd. 1		29,721,017		24,998,215		4,722,802		3,694,352		378,592		412,208
KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) 1,2		24,710,078		23,047,601		1,662,477		2,255,418		250,308		(532,038)
KB Asset Management Co., Ltd. 1		369,488		102,970		266,518		233,293		59,345		59,367
KB Capital Co., Ltd. 1,2		16,053,026		13,946,800		2,106,226		1,906,694		217,139		209,808
KB Life Insurance Co., Ltd.		10,136,909		10,050,292		86,617		2,907,001		(64,045)		(422,048)
KB Real Estate Trust Co., Ltd.		518,980		113,444		405,536		152,686		67,723		68,714
KB Savings Bank Co., Ltd.		3,138,543		2,854,549		283,994		191,337		21,814		21,897
KB Investment Co., Ltd. 1		1,378,550		1,108,264		270,286		161,210		4,807		4,805
KB Data System Co., Ltd. 1		63,645		40,570		23,075		233,320		3,162		4,546
KB Credit Information Co., Ltd.		42,219		24,923		17,296		36,469		484		924

1	Financial information is based on its consolidated financial statements.
2	Includes fair value adjustments arising from the acquisition.
3	Operating revenue consists of interest income, fee and commission income, insurance income and others.
41.4 The Characteristics of Risks Associated with Consolidated Structured Entities
The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:
41.4.1 The Group has provided payment guarantees of ￦4,458,840 million to K plus 1st L.L.C and other consolidated structured entities.
41.4.2 The Group has provided capital commitment to 51 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ￦1,822,517 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.
41.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

41.5 Changes in Subsidiaries
41.5.1 Subsidiaries newly included in consolidation for the year ended December 31, 2022, are as follows:

Company	Reasons of obtaining control
PT.KB VALBURY SEKURITAS and 30 others	Holds more than half of the ownership interests
New star Gimpo 4th Co., Ltd. and 55 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt
KB Korea Short Term Premium Private Securities Fund No.25(USD)(Bond) and 34 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests
KB Tail End Fund and 11 others	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests
41.5.2 Subsidiaries excluded from consolidation for the year ended December 31, 2022, are as follows:

Company	Reasons of losing control
Able Pocheon 1st Co., Ltd. and 60 others	Termination of the commitments
KB Pre IPO Secondary Venture Fund No.2 and 21 others	Liquidation
498 Seventh KOR Holdco LP and 3 other	Disposal
KB Global Digital-Chain Economy Securities Fund(Equity) and 9 others	Decrease in ownership interests to less than majority

42. Unconsolidated Structured Entities
42.1 Nature, purpose, and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of financing
Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships, construction and purchase of aircrafts	Loan commitments through credit line, providing credit line, and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment from general partners and limited partners

Trusts	Management of financial trusts; —Development trust —General unspecified money trust — Trust whose principal is not guaranteed —Other trusts	Management of trusted financial assets Payment of trust fees and allocation of trust profits.	Sales of trusted financial assets

Asset-backed securitization	Early cash generation through transfer of securitized assets Fees earned through services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of asset-backed securitization plan Purchase and collection of securitized assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitized assets

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2021 and 2022, are as follows:

	December 31, 2021
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
	(In millions of Korean won)
Total assets of unconsolidated structured entities	￦	89,647,771	￦	416,401,893	￦	3,005,720	￦	144,897,727	￦	653,953,111
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	￦	126,086	￦	13,340,292	￦	90,348	￦	3,602,631	￦	17,159,357
Derivative financial assets		—		—		—		181		181
Loans measured at amortized cost		8,290,514		479,452		265,173		1,194,705		10,229,844
Financial investments		—		—		—		8,084,101		8,084,101
Investments in associates		—		292,315		—		—		292,315
Other assets		2,496		3,111		119,630		15,638		140,875

	￦	8,419,096	￦	14,115,170	￦	475,151	￦	12,897,256	￦	35,906,673

Liabilities:
Deposits	￦	650,834	￦	58,348	￦	—	￦	330,592	￦	1,039,774
Derivative financial liabilities		—		—		—		437		437
Other liabilities		8,196		289		—		32,179		40,664

	￦	659,030	￦	58,637	￦	—	￦	363,208	￦	1,080,875

Maximum exposure *
Assets held	￦	8,419,096	￦	14,115,170	￦	475,151	￦	12,897,256	￦	35,906,673
Purchase and investment commitments		—		6,131,739		131,102		499,682		6,762,523
Unused credit		855,322		—		—		4,990,797		5,846,119
Acceptances and guarantees and loan commitments		1,544,394		—		15,890		496,284		2,056,568

	￦	10,818,812	￦	20,246,909	￦	622,143	￦	18,884,019	￦	50,571,883

Methods of determining the maximum exposure		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and Investment agreements		Trust paying dividends by results: Total amount of trust exposure		Providing credit lines/ purchase commitments/ loan commitments and acceptances and guarantees

	December 31, 2022
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
		(In millions of Korean won)
Total assets of unconsolidated structured entities	￦	110,862,054	￦	435,585,129	￦	5,516,039	￦	144,018,286	￦	695,981,508
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	￦	105,637	￦	12,963,303	￦	298,169	￦	3,566,948	￦	16,934,057
Loans measured at amortized cost		8,829,758		469,777		163,220		3,037,021		12,499,776
Financial investments		1,012		—		—		7,893,604		7,894,616
Investments in associates		—		335,746		—		—		335,746
Other assets		6,663		1,504		242,853		5,950		256,970

	￦	8,943,070	￦	13,770,330	￦	704,242	￦	14,503,523	￦	37,921,165

Liabilities:
Deposits	￦	1,596,011	￦	41,288	￦	—	￦	219,641	￦	1,856,940
Derivative financial liabilities		437		2,102		—		698		3,237
Other liabilities		3,044		11		—		54,425		57,480

	￦	1,599,492	￦	43,401	￦	—	￦	274,764	￦	1,917,657

Maximum exposure *
Assets held	￦	8,943,070	￦	13,770,330	￦	704,242	￦	14,503,523	￦	37,921,165
Purchase and investment commitments		227,098		6,301,588		144,269		678,564		7,351,519
Unused credit		1,380,348		—		8,547		6,161,171		7,550,066
Acceptances and guarantees and loan commitments		1,015,619		—		—		20,000		1,035,619

	￦	11,566,135	￦	20,071,918	￦	857,058	￦	21,363,258	￦	53,858,369

Methods of determining the maximum exposure		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and Investment agreements		Trust paying dividends by results: Total amount of trust exposure		Providing credit lines/ purchase commitments/ loan commitments and acceptances and guarantees

*	Maximum exposure includes the asset amounts, after deducting loss (provisions for credit losses, impairment losses, and others), recognized in the consolidated financial statements of the Group.

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
43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2020, 2021 and 2022, are as follows:

		2020		2021		2022
		(In millions of Korean won)
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	￦	6,817	￦	5,689	￦	5,194
Korea Credit Bureau Co., Ltd.	Interest expense		7		6		1
	Fee and commission income		957		910		649
	Insurance income		5		4		4
	Fee and commission expense		3,280		4,256		3,973
	Other operating expenses		1		11		15
KB GwS Private Securities Investment Trust *	Fee and commission income		853		146		—
Incheon Bridge Co., Ltd.	Interest income		4,345		4,069		7,516
	Interest expense		334		158		517
	Fee and commission income		23		22		23
	Fee and commission expense		6		6		6
	Insurance income		279		230		212
	Gains on financial instruments at fair value through profit or loss		899		—		—
	Losses on financial instruments at fair value through profit or loss		—		1,374		4,434
	Reversal of credit losses		—		444		28
	Provision for credit losses		472		1		9
Kendai Co.,Ltd.	Other non-operating expenses		—		—		3
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2	Fee and commission income		12		—		—
Aju Good Technology Venture Fund	Interest expense		18		27		108
KB Star Office Private Real Estate Master Fund No.1 *	Interest income		371		370		—
	Interest expense		61		5		2
	Fee and commission income		436		435		276
RAND Bio Science Co., Ltd.	Interest expense		11		—		—
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income		—		—		97
	Interest income		—		—		3,098
	Interest expense		—		—		413
	Provision for credit losses		—		—		1
	General and administrative expenses		—		—		5,562
SY Auto Capital Co., Ltd.	Interest income		1,097		941		889
	Interest expense		2		—		—
	Fee and commission income		39		88		47
	Fee and commission expense		132		15		10
	Insurance income		40		42		43
	Other operating income		1,709		710		487
	Other operating expenses		121		64		32
	Reversal of credit losses		17		11		—
	Provision for credit losses		—		—		9

		2020	2021	2022
		(In millions of Korean won)
Food Factory Co., Ltd.	Interest income	52	70	80
	Interest expense	12	5	6
	Insurance income	5	9	10
	Fee and commission income	—	—	1
	Fee and commission expense	4	2	—
	Gains on financial instruments at fair value through profit or loss	72	—	33
	Losses on financial instruments at fair value through profit or loss	—	1	—
	Reversal of credit losses	—	6	1
	Provision for credit losses	8	—	—
KB Pre IPO Secondary Venture Fund No.1 *	Interest expense	3	1	—
	Fee and commission income	110	110	1,204
KB Private Equity Fund No.3 *	Fee and commission income	463	—	—
Acts Co., Ltd.	Interest income	1	—	—
	Insurance income	—	1	2
Dongjo Co., Ltd.	Insurance income	1	1	—
	Interest income	—	—	9
A-PRO Co., Ltd. *	Interest income	7	—	—
	Interest expense	1	—	—
	Insurance income	1	—	—
	Provision for credit losses	1	—	—
POSCO-KB Shipbuilding Fund	Fee and commission income	387	213	177
Dae-A Leisure Co., Ltd.	Interest expense	7	2	—
Paycoms Co., Ltd.	Interest income	10	10	7
	Gains on financial instruments at fair value through profit or loss	69	42	39
Big Dipper Co., Ltd.	Interest expense	—	—	1
	Fee and commission expense	768	655	393
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	23	1	1
	Fee and commission income	300	190	129
KB-TS Technology Venture Private Equity Fund	Fee and commission income	126	285	185
KB-SJ Tourism Venture Fund	Fee and commission income	338	279	209
Banksalad Co., Ltd.	Gains on financial instruments at fair value through profit or loss	1,636	613	—
	Losses on financial instruments at fair value through profit or loss	—	663	—
	Fee and commission income	36	36	36
	Fee and commission expense	5	48	17
Iwon Alloy Co., Ltd.	Insurance income	1	—	1
Bioprotect Ltd.	Gains on financial instruments at fair value through profit or loss	—	293	—
	Losses on financial instruments at fair value through profit or loss	216	—	—

		2020	2021	2022
		(In millions of Korean won)
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income	27	38	43
	Gains on financial instruments at fair value through profit or loss	—	531	—
	Losses on financial instruments at fair value through profit or loss	489	2,373	—
RMGP Bio-Pharma Investment, L.P.	Losses on financial instruments at fair value through profit or loss	1	—	—
KB-MDI Centauri Fund LP	Fee and commission income	308	401	487
	Gains on financial instruments at fair value through profit or loss	—	551	—
	Losses on financial instruments at fair value through profit or loss	322	284	—
Hibiscus Fund LP	Fee and commission income	—	372	524
	Gains on financial instruments at fair value through profit or loss	—	113	—
RMG-KB BioAccess Fund L.P.	Fee and commission income	—	57	325
	Gains on financial instruments at fair value through profit or loss	—	5	—
S&E Bio Co., Ltd.	Interest expense	1	1	2
Contents First Inc.	Interest income	—	—	128
	Interest expense	14	83	34
	Fee and commission income	—	—	1
	Provision for credit losses	—	—	1
December & Company Inc.	Interest expense	1	—	—
	Insurance income	—	109	174
GENINUS Inc. *	Interest expense	70	29	12
	Gains on financial instruments at fair value through profit or loss	—	4,009	—
	Provision for credit losses	—	6	—
Pin Therapeutics Inc.	Interest expense	—	—	110
Wyatt Corp.	Insurance income	63	87	142
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	40	17	6
	Fee and commission income	734	514	423
Spark Biopharma Inc.	Interest expense	—	7	272
Skydigital Inc.	Fee and commission income	4	3	3
Il-Kwang Electronic Materials Co., Ltd.	Other non-operating expenses	—	—	1
SO-MYUNG Recycling Co., Ltd.	Other non-operating expenses	—	—	2
KB No.17 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss	4	—	—
	Losses on financial instruments at fair value through profit or loss	—	1,388	—
	Interest expense	25	14	1
KB No.18 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss	84	8	—
	Interest expense	31	20	5

		2020	2021	2022
		(In millions of Korean won)
KB No.19 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss	11	36	—
	Interest expense	13	9	5
KB No.20 Special Purpose Acquisition Company *	Fee and commission income	210	—	—
	Gains on financial instruments at fair value through profit or loss	1,568	68	—
	Interest expense	25	15	22
KB No.21 Special Purpose Acquisition Company *	Fee and commission income	—	—	263
	Gains on financial instruments at fair value through profit or loss	—	—	1,469
	Interest expense	—	—	30
KB No.22 Special Purpose Acquisition Company	Fee and commission income	—	—	175
	Gains on financial instruments at fair value through profit or loss	—	—	982
	Interest expense	—	—	1
KB No.23 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss	—	—	1,476
	Interest expense	—	—	23
KB No.24 Special Purpose Acquisition Company	Interest expense	—	—	1
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income	488	487	345
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income	1,442	550	706
COSES GT Co., Ltd.	Interest income	6	18	23
	Interest expense	—	1	1
	Provision for credit losses	4	—	3
	Reversal of credit losses	—	3	—
IDTECK Co., Ltd.	Insurance income	—	1	—
Mantisco Co., Ltd.	Interest expense	—	1	1
SuperNGine Co., Ltd.	Interest expense	—	1	—
Desilo Inc.	Interest income	—	1	9
	Provision for credit losses	—	2	—
Turing Co., Ltd.	Interest expense	—	1	1
IGGYMOB Co., Ltd.	Interest expense	—	1	1
Kukka Co., Ltd.	Interest expense	—	—	2
ZIPDOC Inc.	Interest expense	—	—	1
	Reversal of credit losses	—	—	3
TeamSparta Inc.	Interest expense	—	—	19
Chabot Mobility Co., Ltd.	Interest expense	—	—	1
	Fee and commission expense	—	—	824
Wemade Connect Co., Ltd.	Insurance income	—	—	3
	Interest expense	—	—	81
	Reversal of credit losses	—	—	1
TMAP Mobility Co., Ltd.	Interest expense	—	—	226
	Fee and commission expense	—	—	78
Nextrade Co., Ltd.	Interest expense	—	—	263
WJ Private Equity Fund No.1	Fee and commission income	5	7	7

		2020	2021	2022
		(In millions of Korean won)
UPRISE, Inc.	Interest income	2	5	—
	Interest expense	—	1	3
	Provision for credit losses	1	—	—
	Reversal of credit losses	—	1	—
Channel Corporation	Interest expense	—	—	43
CWhy Inc.	Losses on financial instruments at fair value through profit or loss	2,000	—	—
	Insurance income	—	—	2
CellinCells Co., Ltd.	Interest expense	4	—	—
Bomapp Inc.	Fee and commission expense	9	5	—
	Insurance income	8	—	—
	Losses on financial instruments at fair value through profit or loss	—	1,980	—
KB Social Impact Investment Fund	Fee and commission income	300	300	286
KB-UTC Inno-Tech Venture Fund	Fee and commission income	371	471	449
KBSP Private Equity Fund No.4	Fee and commission income	480	389	211
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income	237	1,198	561
JR Global REIT *	Fee and commission income	6,210	—	—
IGIS No.371 Professional Investors’ Real Estate Investment Company *	Fee and commission income	200	—	—
Koreit Tower Real Estate Investment Trust Company *	Fee and commission income	2,852	—	—
2020 KB Fintech Renaissance Fund	Fee and commission income	60	147	147
KB Material and Parts No.1 PEF	Fee and commission income	63	353	353
FineKB Private Equity Fund No.1	Fee and commission income	38	540	641
Paramark KB Fund No.1	Fee and commission income	—	100	356
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income	—	—	905
KB Bio Private Equity No.3 Ltd.*	Fee and commission income	—	324	4,035
K The 15th REIT Co., Ltd. *	Fee and commission income	—	500	—
	Insurance income	—	1	—
KB-KTB Technology Venture Fund	Fee and commission income	—	—	600
THE CHAEUL FUND NO.1	Fee and commission income	—	—	82
Bluepointpartners Inc.	Gains on financial instruments at fair value through profit or loss	—	846	—
	Losses on financial instruments at fair value through profit or loss	68	—	—
KB-Solidus Global Healthcare Fund	Fee and commission income	777	167	350
SwatchOn Inc.*	Fee and commission income	9	8	5
	Interest expense	47	10	5
Gomi corporation Inc.	Interest income	—	19	61
	Interest expense	—	1	2
	Fee and commission income	—	—	1
	Provision for credit losses	—	13	3
BNF Corporation Ltd. *	Interest income	401	—	—
	Fee and commission income	2	—	—
	Provision for credit losses	8	—	—
KB Cape No.1 Private Equity Fund	Fee and commission income	144	144	72
	Losses on financial instruments at fair value through profit or loss	—	69	—

		2020	2021	2022
		(In millions of Korean won)
Keystone-Hyundai Securities No.1 Private Equity Fund *	Fee and commission income	115	43	—
KB-GeneN Medical Venture Fund No.1	Fee and commission income	—	—	76
KB-BridgePole Venture Investment Fund	Fee and commission income	—	—	118
KB-Kyobo New Mobility Power Fund	Fee and commission income	—	—	69
KB Co-Investment Private Equity Fund No.1	Fee and commission income	—	—	483
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income	—	—	435
Others
Retirement pension	Fee and commission income	1,077	1,338	1,352
	Interest expense	3	9	39

*	Excluded from the Group’s related party as of December 31, 2022.
Meanwhile, the Group purchased installment financial assets, etc. from SY Auto Capital Co., Ltd. amounting to ￦878,690 million and ￦486,586 million for the years ended December 31, 2021 and 2022, respectively.
43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2021 and 2022, are as follows:

		December 31, 2021		December 31, 2022
		(In millions of Korean won)
Associates and joint ventures
Balhae Infrastructure Company	Other assets	￦	1,427	￦	1,306
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		36		38
	Deposits		10,200		27,889
	Provisions		—		2
	Insurance liabilities		1		1
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		37,382		32,948
	Loans measured at amortized cost (gross amount)		114,107		95,211
	Allowances for credit losses		26		12
	Other assets		423		615
	Deposits		35,487		48,639
	Provisions		24		18
	Insurance liabilities		79		89
	Other liabilities		99		446
Jungdo Co., Ltd.	Deposits		4		4
Dae-A Leisure Co., Ltd.	Deposits		17		154
Aju Good Technology Venture Fund	Deposits		6,286		7,222
	Other liabilities		10		73
KB Star Office Private Real Estate Master Fund No.1 *	Loans measured at amortized cost (gross amount)		10,000		—
	Allowances for credit losses		5		—
	Other assets		138		—
	Deposits		2,578		—

		December 31, 2021	December 31, 2022
		(In millions of Korean won)
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)	—	149,294
	Allowances for credit losses	—	1
	Property and equipment	—	9,915
	Other assets	—	8,591
	Insurance liabilities	—	46
	Other liabilities	—	14,227
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits	1,524	1,526
	Other liabilities	—	1
WJ Private Equity Fund No.1	Other assets	2	2
	Deposits	260	221
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss	1,591	2,017
	Other assets	73	—
RAND Bio Science Co., Ltd.	Deposits	443	3
	Loans measured at amortized cost (gross amount)	1	—
SY Auto Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	40,074	40,040
	Allowances for credit losses	68	55
	Other assets	630	63
	Deposits	17	10
	Insurance liabilities	14	14
	Other liabilities	36	5
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	663	696
	Loans measured at amortized cost (gross amount)	3,553	3,345
	Allowances for credit losses	4	4
	Other assets	2	4
	Deposits	839	664
	Insurance liabilities	8	8
	Other liabilities	6	1
KB Pre IPO Secondary Venture Fund No.1 *	Deposits	103	—
Acts Co., Ltd *.	Deposits	154	—
	Insurance liabilities	2	—
	Other liabilities	100	—
POSCO-KB Shipbuilding Fund	Other assets	213	177
Paycoms Co., Ltd.	Other assets	1	—
	Financial assets at fair value through profit or loss	1,269	1,172
	Deposits	1	1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)	17	18
	Deposits	—	19

		December 31, 2021	December 31, 2022
		(In millions of Korean won)
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	904	317
Iwon Alloy Co., Ltd.	Deposits	—	1
	Insurance liabilities	1	1
Computerlife Co., Ltd.	Deposits	—	3
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	5,423	6,384
	Other liabilities	79	36
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	14	17
Wyatt Corp.	Financial assets at fair value through profit or loss	6,000	6,000
	Deposits	1	1
	Insurance liabilities	94	75
Skydigital Inc.	Deposits	85	10
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss	9,090	10,470
Spark Biopharma Inc.	Financial assets at fair value through profit or loss	4,950	7,450
	Loans measured at amortized cost (gross amount)	17	17
	Deposits	6,015	17,534
	Other liabilities	3	91
UPRISE, Inc.	Financial assets at fair value through profit or loss	1,250	5,248
	Deposits	4,001	27
Stratio, Inc.	Financial assets at fair value through profit or loss	1,000	1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss	3,999	3,999
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss	2,000	2,000
	Loans measured at amortized cost (gross amount)	6	7
	Deposits	38	37
Channel Corporation	Financial assets at fair value through profit or loss	14,551	18,099
	Deposits	—	3,000
	Other liabilities	—	21
Jo Yang Industrial Co., Ltd.	Deposits	1	—
KB No.17 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss	1,301	—
	Deposits	1,687	—
	Other liabilities	12	—
KB No.18 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss	3,881	—
	Deposits	2,077	—
	Other liabilities	12	—

		December 31, 2021	December 31, 2022
		(In millions of Korean won)
KB No.19 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss	2,091	—
	Deposits	1,013	—
	Other liabilities	5	—
KB No.20 Special Purpose Acquisition Company*	Financial assets at fair value through profit or loss	3,135	—
	Deposits	1,681	—
	Other liabilities	3	—
KB No.21 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	2,959
	Deposits	—	2,263
	Other liabilities	—	29
KB No.22 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	1,972
	Deposits	—	1,948
KB No.23 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	2,971
	Deposits	—	2,205
	Other liabilities	—	22
KB No.24 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	6,975
	Deposits	—	9,983
	Other liabilities	—	1
COSES GT Co., Ltd.	Financial assets at fair value through profit or loss	4,930	4,930
	Loans measured at amortized cost (gross amount)	515	506
	Allowances for credit losses	2	4
	Other assets	1	2
	Deposits	1,939	1,213
IDTECK Co., Ltd.	Insurance liabilities	1	—
Bomapp Inc. *	Financial assets at fair value through profit or loss	19	—
	Deposits	—	1
MitoImmune Therapeutics	Financial assets at fair value through profit or loss	7,000	7,000
KB-Solidus Global Healthcare Fund	Other assets	620	350
Bioprotect Ltd.	Financial assets at fair value through profit or loss	3,557	3,802
Gomi corporation Inc.	Financial assets at fair value through profit or loss	2,500	4,000
	Loans measured at amortized cost (gross amount)	2,233	2,234
	Allowances for credit losses	12	17
	Other assets	4	5
	Deposits	3,188	915
	Other liabilities	1	1
Copin Communications, Inc. *	Financial assets at fair value through profit or loss	4,801	—

		December 31, 2021	December 31, 2022
		(In millions of Korean won)
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss	1,200	1,200
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss	2,000	2,000
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss	2,000	4,000
	Loans measured at amortized cost (gross amount)	—	10
	Deposits	263	6,419
Bluepointpartners Inc.	Financial assets at fair value through profit or loss	2,278	2,133
4N Inc.	Financial assets at fair value through profit or loss	200	200
	Deposits	39	5
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss	2,100	2,100
Contents First Inc.	Financial assets at fair value through profit or loss	7,277	7,277
	Loans measured at amortized cost (gross amount)	—	10,017
	Allowances for credit losses	—	1
	Other assets	—	2
	Deposits	12,650	5,010
	Other liabilities	57	21
KB-MDI Centauri Fund LP	Financial assets at fair value through profit or loss	9,633	17,471
	Other assets	104	470
2020 KB Fintech Renaissance Fund	Other assets	—	37
OKXE Inc.	Financial assets at fair value through profit or loss	800	800
GENINUS Inc. *	Financial assets at fair value through profit or loss	5,855	—
	Loans measured at amortized cost (gross amount)	17	—
	Allowances for credit losses	6	—
	Deposits	34,415	—
	Other liabilities	2	—
Mantisco Co., Ltd.	Loans measured at amortized cost (gross amount)	1	15
	Financial assets at fair value through profit or loss	3,000	3,000
	Deposits	386	623
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)	—	13
	Financial assets at fair value through profit or loss	3,000	5,000
	Deposits	—	6,033
	Other liabilities	—	18

		December 31, 2021	December 31, 2022
		(In millions of Korean won)
IMBiologics Corp.	Loans measured at amortized cost (gross amount)	4	4
	Financial assets at fair value through profit or loss	5,000	5,000
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	2	6
	Deposits	944	17
	Financial assets at fair value through profit or loss	1,996	1,996
Desilo Inc.	Financial assets at fair value through profit or loss	3,168	3,168
	Loans measured at amortized cost (gross amount)	301	300
	Allowances for credit losses	2	2
	Deposits	168	1
Turing Co., Ltd.	Financial assets at fair value through profit or loss	3,000	3,000
	Deposits	1,054	2,788
IGGYMOB Co., Ltd.	Financial assets at fair value through profit or loss	5,000	5,000
	Loans measured at amortized cost (gross amount)	6	15
	Deposits	2,938	254
Kukka Co., Ltd.	Financial assets at fair value through profit or loss	—	2,490
ZIPDOC Inc.	Financial assets at fair value through profit or loss	—	2,000
	Deposits	—	915
TeamSparta Inc.	Financial assets at fair value through profit or loss	—	4,001
	Deposits	—	12,502
	Other liabilities	—	6
Chabot Mobility Co., Ltd.	Financial assets at fair value through profit or loss	—	2,000
	Deposits	—	86
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss	—	12,000
	Loans measured at amortized cost (gross amount)	—	52
	Provisions	—	2
	Deposits	—	10,370
	Insurance liabilities	—	2
	Other liabilities	—	28
Nextrade Co., Ltd.	Deposits	—	56,202
	Other liabilities	—	263
TMAP Mobility Co., Ltd.	Deposits	—	30,000
	Other liabilities	—	76
FutureConnect Co., Ltd.	Financial assets at fair value through profit or loss	—	1,499
Gushcloud Talent Agency	Financial assets at fair value through profit or loss	—	4,165

		December 31, 2021	December 31, 2022
		(In millions of Korean won)
Grinergy	Financial assets at fair value through profit or loss	—	2,500
NexThera Co., Ltd.	Financial assets at fair value through profit or loss	—	2,000
FineKB Private Equity Fund No.1	Other assets	153	160
Paramark KB Fund No.1	Other liabilities	200	34
December & Company Inc.	Deposits	1	1
	Insurance liabilities	10	9
KB Social Impact Investment Fund	Other assets	150	436
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss	2,200	3,200
	Insurance liabilities	—	3
G1 Playground Co., Ltd.	Financial assets at fair value through profit or loss	1,000	1,000
	Deposits	354	—
Hibiscus Fund LP	Financial assets at fair value through profit or loss	4,731	10,221
	Other assets	251	—
	Other liabilities	—	257
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss	353	2,753
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss	7	77
SwatchOn Inc.*	Financial assets at fair value through profit or loss	3,345	—
	Loans measured at amortized cost (gross amount)	73	—
	Deposits	686	—
KB Co-Investment Private Equity Fund No.1	Other assets	—	191
Key management personnel	Loans measured at amortized cost (gross amount)	4,591	6,299
	Allowances for credit losses	2	3
	Other assets	4	7
	Deposits	16,996	17,618
	Provisions	1	1
	Insurance liabilities	2,471	2,374
	Other liabilities	345	387
Others
Retirement pension	Other assets	369	778
	Other liabilities	5,014	10,141

*	Excluded from the Group’s related party as of December 31, 2022, therefore, the remaining outstanding balances with those entities are not disclosed.

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Beginning		Loan		Collection		Ending
	(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	36	￦	36	￦	(36)	￦	36
Incheon Bridge Co., Ltd.		171,758		7		(20,276)		151,489
KB Star Office Private Real Estate Master Fund No.1*		10,000		—		—		10,000
KB Cape No.1 Private Equity Fund		2,000		—		(409)		1,591
RAND Bio Science Co., Ltd.		1		1		(1)		1
SY Auto Capital Co., Ltd.		40,060		74		(60)		40,074
Food Factory Co., Ltd.		3,872		397		(53)		4,216
Paycoms Co., Ltd.		1,226		43		—		1,269
Big Dipper Co., Ltd.		4		17		(4)		17
RMGP Bio-Pharma Investment Fund, L.P.		4,250		1,173		—		5,423
RMGP Bio-Pharma Investment, L.P.		9		5		—		14
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,141		—		(51)		9,090
UPRISE, Inc.		750		1,000		(500)		1,250
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,024		6		(24)		2,006
KB No.17 Special Purpose Acquisition Company*		2,687		—		(1,386)		1,301
KB No.18 Special Purpose Acquisition Company*		3,873		8		—		3,881
KB No.19 Special Purpose Acquisition Company*		2,055		36		—		2,091
KB No.20 Special Purpose Acquisition Company*		3,067		68		—		3,135
COSES GT Co., Ltd.		5,430		15		—		5,445
Bomapp Inc.*		1,999		—		(1,980)		19
Channel Corporation		4,551		10,000		—		14,551
MitoImmune Therapeutics		5,000		2,000		—		7,000
Bioprotect Ltd.		3,264		293		—		3,557
Gomi corporation Inc.		509		4,233		(9)		4,733
Copin Communications, Inc.*		1,500		3,301		—		4,801
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		2,000		—		—		2,000
Bluepointpartners Inc.		1,432		846		—		2,278
4N Inc.		200		—		—		200
Xenohelix Co., Ltd.		2,100		—		—		2,100
Contents First Inc.		6,146		1,131		—		7,277
KB-MDI Centauri Fund LP		4,280		5,353		—		9,633
SwatchOn Inc.*		3,404		73		(59)		3,418
OKXE Inc.		800		—		—		800
GENINUS Inc.*		5,599		273		—		5,872
Checkmate Therapeutics Inc.		—		2,200		—		2,200
Mantisco Co., Ltd.		—		3,001		—		3,001
IMBiologics Corp.		—		5,004		—		5,004
Spark Biopharma Inc.		—		4,967		—		4,967
G1 Playground Co., Ltd.		—		1,000		—		1,000
Pin Therapeutics Inc.		—		3,000		—		3,000
Hibiscus Fund LP		—		4,731		—		4,731
SuperNGine Co., Ltd.		—		1,998		—		1,998
Desilo Inc.		—		3,469		—		3,469

	2021
	Beginning	Loan	Collection	Ending
	(In millions of Korean won)
RMG-KB BioAccess Fund L.P.	—	353	—	353
RMG-KB BP Management Ltd.	—	7	—	7
IGGYMOB Co., Ltd.	—	5,006	—	5,006
Turing Co., Ltd.	—	3,000	—	3,000
Key management personnel	5,153	3,421	(3,983)	4,591

*	Excluded from the Group’s related party as of December 31, 2021.

	2022
	Beginning		Loan		Collection		Ending
	(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	36	￦	38	￦	(36)	￦	38
Incheon Bridge Co., Ltd.		151,489		11		(23,341)		128,159
Star-Lord General Investors Private Real Estate Investment Company No.10		—		150,000		(706)		149,294
KB Star Office Private Real Estate Master Fund No.1*		10,000		—		(10,000)		—
KB Cape No.1 Private Equity Fund		1,591		426		—		2,017
RAND Bio Science Co., Ltd.		1		—		(1)		—
SY Auto Capital Co., Ltd.		40,074		40		(74)		40,040
Food Factory Co., Ltd.		4,216		1,541		(1,716)		4,041
Paycoms Co., Ltd.		1,269		—		(97)		1,172
Big Dipper Co., Ltd.		17		18		(17)		18
RMGP Bio-Pharma Investment Fund, L.P.		5,423		961		—		6,384
RMGP Bio-Pharma Investment, L.P.		14		3		—		17
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,090		1,380		—		10,470
UPRISE, Inc.		1,250		3,998		—		5,248
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,006		7		(6)		2,007
KB No.17 Special Purpose Acquisition Company*		1,301		—		(1,301)		—
KB No.18 Special Purpose Acquisition Company*		3,881		—		(3,881)		—
KB No.19 Special Purpose Acquisition Company*		2,091		—		(2,091)		—
KB No.20 Special Purpose Acquisition Company*		3,135		—		(3,135)		—
KB No.21 Special Purpose Acquisition Company		—		2,959		—		2,959
KB No.22 Special Purpose Acquisition Company		—		1,972		—		1,972
KB No.23 Special Purpose Acquisition Company		—		2,971		—		2,971
KB No.24 Special Purpose Acquisition Company		—		6,975		—		6,975
COSES GT Co., Ltd.		5,445		6		(15)		5,436
Bomapp Inc.*		19		—		(19)		—
Channel Corporation		14,551		3,548		—		18,099
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		3,557		245		—		3,802
Gomi corporation Inc.		4,733		1,534		(33)		6,234
Copin Communications, Inc.*		4,801		—		(4,801)		—
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		—		2,000
S&E Bio Co., Ltd.		2,000		2,010		—		4,010
Bluepointpartners Inc.		2,278		—		(145)		2,133
4N Inc.		200		—		—		200

	2022
	Beginning	Loan	Collection	Ending
	(In millions of Korean won)
Xenohelix Co., Ltd.	2,100	—	—	2,100
Contents First Inc.	7,277	10,017	—	17,294
KB-MDI Centauri Fund LP	9,633	7,838	—	17,471
SwatchOn Inc.*	3,418	—	(3,418)	—
OKXE Inc.	800	—	—	800
GENINUS Inc.*	5,872	—	(5,872)	—
Checkmate Therapeutics Inc.	2,200	1,000	—	3,200
Mantisco Co., Ltd.	3,001	15	(1)	3,015
IMBiologics Corp.	5,004	4	(4)	5,004
Spark Biopharma Inc.	4,967	2,517	(17)	7,467
G1 Playground Co., Ltd.	1,000	—	—	1,000
Pin Therapeutics Inc.	3,000	2,013	—	5,013
Hibiscus Fund LP	4,731	5,490	—	10,221
SuperNGine Co., Ltd.	1,998	6	(2)	2,002
Desilo Inc.	3,469	—	(1)	3,468
RMG-KB BioAccess Fund L.P.	353	2,400	—	2,753
RMG-KB BP Management Ltd.	7	70	—	77
IGGYMOB Co., Ltd.	5,006	15	(6)	5,015
Turing Co., Ltd.	3,000	—	—	3,000
Kukka Co., Ltd.	—	2,490	—	2,490
ZIPDOC Inc.	—	2,000	—	2,000
Gushcloud Talent Agency	—	4,165	—	4,165
Grinergy	—	2,500	—	2,500
NexThera Co., Ltd.	—	2,000	—	2,000
Chabot Mobility Co., Ltd.	—	2,000	—	2,000
TeamSparta Inc.	—	4,001	—	4,001
FutureConnect Co., Ltd.	—	1,499	—	1,499
Wemade Connect Co., Ltd.	—	12,052	—	12,052
Key management personnel	4,591	4,527	(2,819)	6,299

*	Excluded from the Group’s related party as of December 31, 2022.
43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2021 and 2022, are as follows:

	2021
	Beginning		Borrowing		Repayment		Others 1		Ending
	(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	19,982	￦	—	￦	(1,000)	￦	(8,782)	￦	10,200
Incheon Bridge Co., Ltd.		39,520		15,000		(20,000)		967		35,487
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		636		—		(479)		(140)		17
Skydigital Inc.		15		—		—		70		85
Jo Yang Industrial Co., Ltd.		2		—		—		(1)		1
Aju Good Technology Venture Fund		3,093		3,840		(1,442)		795		6,286
KB-KDBC Pre-IPO New Technology Business Investment Fund		923		—		—		(19)		904
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,097		—		—		(6,573)		1,524
Neomio Corp. 2		535		—		—		(535)		—

	2021
	Beginning	Borrowing	Repayment	Others 1	Ending
	(In millions of Korean won)
WJ Private Equity Fund No.1	349	—	—	(89)	260
KB Star Office Private Real Estate Master Fund No.1 2	4,255	—	(1,770)	93	2,578
SY Auto Capital Co., Ltd.	6	—	—	11	17
KB No.17 Special Purpose Acquisition Company 2	1,711	1,546	(1,525)	(45)	1,687
KB No.18 Special Purpose Acquisition Company 2	2,101	2,016	(2,063)	23	2,077
KB No.19 Special Purpose Acquisition Company 2	1,053	1,000	(1,000)	(40)	1,013
KB No.20 Special Purpose Acquisition Company 2	1,716	1,534	(1,522)	(47)	1,681
RAND Bio Science Co., Ltd.	693	—	(400)	150	443
Food Factory Co., Ltd.	1,555	507	(500)	(723)	839
Acts Co., Ltd. 2	18	—	—	136	154
Paycoms Co., Ltd.	1	—	—	—	1
Big Dipper Co., Ltd.	1	—	—	(1)	—
Wyatt Corp.	1	—	—	—	1
Stratio, Inc.	13	—	—	(13)	—
UPRISE, Inc.	11	—	—	3,990	4,001
CellinCells Co., Ltd.	260	—	—	(222)	38
COSES GT Co., Ltd.	292	—	—	1,647	1,939
SwatchOn Inc. 2	3,947	200	(3,501)	40	686
Gomi corporation Inc.	37	—	—	3,151	3,188
S&E Bio Co., Ltd.	1,142	—	—	(879)	263
KB Pre IPO Secondary Venture Fund No.1 2	629	—	—	(526)	103
4N Inc.	76	—	—	(37)	39
Contents First Inc.	1,823	20,000	(11,000)	1,827	12,650
December & Company Inc.	1	—	—	—	1
GENINUS Inc. 2	13,630	—	(5,000)	25,785	34,415
Mantisco Co., Ltd.	—	—	—	386	386
Spark Biopharma Inc.	—	1,000	(3,000)	8,015	6,015
G1 Playground Co., Ltd.	—	—	—	354	354
SuperNGine Co., Ltd.	—	—	—	944	944
Desilo Inc.	—	—	—	168	168
Turing Co., Ltd.	—	—	—	1,054	1,054
IGGYMOB Co., Ltd.	—	—	—	2,938	2,938
Key management personnel	17,167	16,574	(16,994)	249	16,996

	2022
	Beginning		Borrowing		Repayment		Others 1		Ending
	(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	10,200	￦	—	￦	—	￦	17,689	￦	27,889
Incheon Bridge Co., Ltd.		35,487		29,217		(15,000)		(1,065)		48,639
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		17		—		—		137		154
Iwon Alloy Co., Ltd.		—		—		—		1		1
Computerlife Co., Ltd.		—		—		—		3		3
Skydigital Inc.		85		—		—		(75)		10
Jo Yang Industrial Co., Ltd.		1		—		—		(1)		—
Aju Good Technology Venture Fund		6,286		6,577		(3,840)		(1,801)		7,222

	2022
	Beginning	Borrowing	Repayment	Others 1	Ending
	(In millions of Korean won)
KB-KDBC Pre-IPO New Technology Business Investment Fund	904	—	—	(587)	317
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	1,524	—	—	2	1,526
WJ Private Equity Fund No.1	260	—	—	(39)	221
KB Star Office Private Real Estate Master Fund No.1 2	2,578	—	(2,578)	—	—
SY Auto Capital Co., Ltd.	17	—	—	(7)	10
KB No.17 Special Purpose Acquisition Company 2	1,687	—	(1,546)	(141)	—
KB No.18 Special Purpose Acquisition Company 2	2,077	—	(2,016)	(61)	—
KB No.19 Special Purpose Acquisition Company 2	1,013	—	(1,000)	(13)	—
KB No.20 Special Purpose Acquisition Company 2	1,681	—	(1,534)	(147)	—
KB No.21 Special Purpose Acquisition Company	—	2,000	—	263	2,263
KB No.22 Special Purpose Acquisition Company	—	—	—	1,948	1,948
KB No.23 Special Purpose Acquisition Company	—	2,133	—	72	2,205
KB No.24 Special Purpose Acquisition Company	—	—	—	9,983	9,983
RAND Bio Science Co., Ltd.	443	—	—	(440)	3
Food Factory Co., Ltd.	839	511	(1,018)	332	664
Acts Co., Ltd. 2	154	—	—	(154)	—
Paycoms Co., Ltd.	1	—	—	—	1
Big Dipper Co., Ltd.	—	300	(300)	19	19
Wyatt Corp.	1	—	—	—	1
UPRISE, Inc.	4,001	—	—	(3,974)	27
CellinCells Co., Ltd.	38	—	—	(1)	37
COSES GT Co., Ltd.	1,939	—	—	(726)	1,213
SwatchOn Inc. 2	686	—	—	(686)	—
Gomi corporation Inc.	3,188	—	—	(2,273)	915
S&E Bio Co., Ltd.	263	50	—	6,106	6,419
KB Pre IPO Secondary Venture Fund No.1 2	103	—	—	(103)	—
4N Inc.	39	—	—	(34)	5
Contents First Inc.	12,650	10,000	(16,000)	(1,640)	5,010
December & Company Inc.	1	—	—	—	1
GENINUS Inc. 2	34,415	—	—	(34,415)	—
Mantisco Co., Ltd.	386	—	—	237	623
Pin Therapeutics Inc.	—	21,000	(16,200)	1,233	6,033
Spark Biopharma Inc.	6,015	41,165	(27,539)	(2,107)	17,534
G1 Playground Co., Ltd.	354	—	—	(354)	—
SuperNGine Co., Ltd.	944	—	—	(927)	17
Desilo Inc.	168	—	—	(167)	1
Turing Co., Ltd.	1,054	—	—	1,734	2,788
IGGYMOB Co., Ltd.	2,938	—	—	(2,684)	254
TMAP Mobility Co., Ltd.	—	80,000	(50,000)	—	30,000
Nextrade Co., Ltd.	—	56,200	—	2	56,202
Kukka Co., Ltd.	—	—	—	—	—
ZIPDOC Inc.	—	—	—	915	915
TeamSparta Inc.	—	9,000	(4,000)	7,502	12,502
Chabot Mobility Co., Ltd.	—	—	—	86	86
Wemade Connect Co., Ltd.	—	11,010	(3,267)	2,627	10,370

	2022
	Beginning	Borrowing	Repayment	Others 1	Ending
	(In millions of Korean won)
Wise Asset Management Co., Ltd.	—	6	(6)	—	—
Channel Corporation	—	6,000	(3,000)	—	3,000
Key management personnel	16,996	20,855	(17,189)	(3,043)	17,619

1	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
2	Excluded from the Group’s related party as of December 31, 2022.
43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2021 and 2022, are as follows:

	2021				2022
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
	(In millions of Korean won)
Balhae Infrastructure Company	￦	279	￦	3,620	￦	—	￦	26,054
KB GwS Private Securities Investment Trust *		—		188,836		—		—
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *		—		1,950		—		5
POSCO-KB Shipbuilding Fund		—		5,925		—		950
KB Pre IPO Secondary Venture Fund No.1 *		—		292		—		1,429
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		3,000		—		5,200
KB-SJ Tourism Venture Fund		500		—		—		400
Korea Credit Bureau Co., Ltd.		—		90		—		—
KB-UTC Inno-Tech Venture Fund		5,085		—		—		—
KB-Solidus Global Healthcare Fund		—		—		—		19,630
KB-Stonebridge Secondary Private Equity Fund		10,734		10,992		4,369		4,216
KB Star Office Private Real Estate Master Fund No.1 *		—		601		—		26,240
KB SPROTT Renewable Private Equity Fund No.1		—		—		12,247		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		6,968		—		1,320		4,706
JR Global REIT *		—		65,025		—		—
KB Bio Private Equity No.3 Ltd. *		10,000		—		—		10,000
K The 15th REIT Co., Ltd. *		8,600		8,600		—		—
Project Vanilla Co., Ltd. *		—		—		—		525
KB Social Impact Investment Fund		1,500		—		—		—
KB-TS Technology Venture Private Equity Fund		1,510		2,976		—		4,536
Keystone-Hyundai Securities No.1 Private Equity Fund *		—		1,925		—		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		8,000		8,200		—		12,800
Aju Good Technology Venture Fund		—		769		—		5,400
G payment Joint Stock Company		9,029		—		—		—
498/7 Owners LLC *		—		—		—		166,851
KB-KTB Technology Venture Fund		—		—		11,200		—
KB-SOLIDUS Healthcare Investment Fund		—		—		18,000		—
Paramark KB Fund No.1		—		—		12,444		2,285
FineKB Private Equity Fund No.1		8,375		—		7,500		3,100
KB-GeneN Medical Venture Fund No.1		—		—		2,000		—

	2021		2022
	Equity investment and others	Withdrawal and others	Equity investment and others	Withdrawal and others
	(In millions of Korean won)
KB-BridgePole Venture Investment Fund	—	—	850	—
KB-Kyobo New Mobility Power Fund	—	—	3,000	—
DA-Friend New Technology Investment Fund No.2	—	—	988	—
Cornerstone Pentastone Fund No.4	—	—	818	—
SKS-VLP New Technology Investment Fund No.2	—	—	1,156	—
JS Private Equity Fund No.3	—	—	1,700	—
Mirae Asset Mobility Investment Fund No.1	—	—	2,000	—
KB-FT 1st Green Growth Investment Fund	—	—	2,000	—
THE CHAEUL FUND NO.1	—	—	1,000	—
Star-Lord General Investors Private Real Estate Investment Company No.10	—	—	46,700	10
KB Co-Investment Private Equity Fund No.1	—	—	7,268	—
Glenwood Credit Private Equity Fund No.2	—	—	42,000	—
Apollo REIT PropCo LLC *	—	—	19,968	19,968
TMAP Mobility Co., Ltd.	—	—	200,000	—
POSITIVE Sobujang Venture Fund No.1	—	—	2,000	—
History 2022 Fintech Fund	—	—	2,000	—
PEBBLES-MW M.C.E New Technology Investment Fund 1 st	—	—	2,000	—
KB-NP Green ESG New Technology Venture Capital Fund	—	—	9,350	—
Nextrade Co., Ltd.	—	—	9,700	—
KB-Badgers Future Mobility ESG Fund No.1	—	—	2,137	—
Shinhan Global Mobility Fund1	—	—	1,345	—
SKB Next Unicorn K-Battery Fund No.1	—	—	1,995	—

*	Excluded from the Group’s related party as of December 31, 2022.

43.6 Unused commitments provided to related parties as of December 31, 2021 and 2022, are as follows:

		December 31, 2021		December 31, 2022
		(In millions of Korean won or in a US Dollar or Malaysian ringgit)
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	￦	6,154	￦	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		565		562
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		93		89
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *	Commitments on loss absorption priority		10,000		—
SY Auto Capital Co., Ltd.	Unused lines of credit for credit card		98		110
Food Factory Co., Ltd.	Unused lines of credit for credit card		82		52
KB No.18 Special Purpose Acquisition Company *	Unused lines of credit for credit card		15		—
KB No.19 Special Purpose Acquisition Company *	Unused lines of credit for credit card		1		—
KB No.23 Special Purpose Acquisition Company	Unused lines of credit for credit card		—		12
CellinCells Co., Ltd.	Unused lines of credit for credit card		18		17
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		24		25
Big Dipper Co., Ltd.	Unused lines of credit for credit card		43		27
SwatchOn Inc. *	Unused lines of credit for credit card		127		—
Gomi corporation Inc.	Unused lines of credit for credit card		2		16
COSES GT Co., Ltd.	Unused lines of credit for credit card		15		24
GENINUS Inc. *	Unused lines of credit for credit card		43		—
Spark Biopharma Inc.	Unused lines of credit for credit card		33		33
Mantisco Co., Ltd.	Unused lines of credit for credit card		29		15
IMBiologics Corp.	Unused lines of credit for credit card		18		18
SuperNGine Co., Ltd.	Unused lines of credit for credit card		18		14
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		14		35
Pin Therapeutics Inc.	Unused lines of credit for credit card		—		37
Grinergy	Unused lines of credit for credit card		—		10
S&E Bio Co., Ltd.	Unused lines of credit for credit card		—		40
Desilo Inc.	Unused lines of credit for credit card		—		—
ZIPDOC Inc.	Unused lines of credit for credit card		—		—
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		—		148
KB Pre IPO Secondary Venture Fund No.1 *	Commitments on loss absorption priority		1,671		—
KB-TS Technology Venture Private Equity Fund	Purchase of securities		616		110
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities		18,704		5,140
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		5,579		864
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		16,608		15,288
All Together Korea Fund No.2	Purchase of securities		—		990,000
KB-KTB Technology Venture Fund	Purchase of securities		22,400		11,200
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		88,200		70,200
KB Co-Investment Private Equity Fund No.1	Purchase of securities		20,000		15,732
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		—		42,863
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		—		40,650

		December 31, 2021		December 31, 2022
		(In millions of Korean won or in a US Dollar or Malaysian ringgit)
FineKB Private Equity Fund No.1	Purchase of securities		16,625		9,125
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		27,960		17,832
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	5,169,932	USD	4,094,487
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	12,615	USD	10,731
KB-MDI Centauri Fund LP	Purchase of securities	USD	6,622,923	USD	1,744,518
Hibiscus Fund LP	Purchase of securities	MYR	33,333,333	MYR	16,666,667
RMG-KB BP Management Ltd.	Purchase of securities	USD	616,170	USD	699,733
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	29,702,324	USD	27,428,899
Key management personnel	Loan commitments in Korean won		2,018		2,354

*	Excluded from the Group’s related party as of December 31, 2022.
43.7 Details of compensation to key management personnel for the years ended December 31, 2020, 2021 and 2022, are as follows:

	2020
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	8,111	￦	672	￦	6,369	￦	15,152
Registered directors (non-executive)		1,133		—		—		1,133
Non-registered directors		10,782		396		6,934		18,112

	￦	20,026	￦	1,068	￦	13,303	￦	34,397

	2021
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	8,152	￦	966	￦	11,655	￦	20,773
Registered directors (non-executive)		1,061		—		—		1,061
Non-registered directors		12,820		466		14,424		27,710

	￦	22,033	￦	1,432	￦	26,079	￦	49,544

	2022
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	8,725	￦	863	￦	7,487	￦	17,075
Registered directors (non-executive)		1,058		—		—		1,058
Non-registered directors		16,756		484		12,432		29,672

	￦	26,539	￦	1,347	￦	19,919	￦	47,805

43.8 Details of collateral provided by related parties as of December 31, 2021 and 2022, are as follows:

	Assets held as collateral	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Associates
KB Star Office Private Real Estate Master Fund No.1	Real estate	￦	13,000	￦	—
Key management personnel	Time deposits and others		745		457
	Real estate		5,176		7,483
As of December 31, 2022, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ￦611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ￦384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ￦400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.
44. Events after the reporting period
44.1 Merger of subsidiaries
At the board of directors meeting and shareholder’s meeting on August 9, 2022, it is determined to merge the Group’s subsidiaries, KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) and KB Life Insurance Co., Ltd.. Accordingly, the merger was completed with KB Life Insurance Co., Ltd.(former Prudential Life Insurance Company of Korea Ltd.) as a surviving corporation on January 1, 2023, and KB Life Insurance Co., Ltd. was dissolved after the merger.
44.2 Retirement of treasury shares
The Group plans to acquire 5,385,996 shares(￦300,000 million) of its own shares and retire the treasury shares by May 7, 2023 pursuant to board resolutions dated February 7, 2023.
However, the treasury shares were calculated based on the closing price (￦55,700) on the day before the board meeting, on February 6, 2023, and the final number of shares to be retired may vary depending on the stock price.
45. Approval of Issuance of the Consolidated Financial Statements
The Group’s consolidated financial statements as of and for the year ended December 31, 2022, was certified by management o
n April 26, 2023.

46. Parent Company Information
The following tables present the Parent Company Only financial information:
Condensed Statements of Financial Position

	December 31, 2021		December 31, 2022
	(In millions of Korean won)
Assets
Cash and due from financial institutions	￦	608,076	￦	351,056
Financial assets at fair value through profit or loss		440,760		1,522,314
Loans at amortized cost		249,128		522,326
Investments in subsidiaries *
Banking subsidiaries		14,821,721		14,821,721
Nonbanking subsidiaries.		11,919,717		11,919,717
Other assets		831,977		1,316,693

Total assets	￦	28,871,379	￦	30,453,827

Liabilities and shareholders’ equity
Debentures	￦	5,552,791	￦	4,956,949
Other liabilities		805,614		1,265,062
Shareholders’ equity		22,512,974		24,231,816

Total liabilities and shareholders’ equity	￦	28,871,379	￦	30,453,827

*	Investments in subsidiaries were accounted at cost method in accordance with IAS No.27.
46. Parent Company Information (cont’d)
Condensed Statements of Comprehensive Income

	2020		2021		2022
	(In millions of Korean won)
Income
Dividends from subsidiaries	￦	1,573,411	￦	1,617,949	￦	1,871,223
Interest from subsidiaries		3,519		7,897		17,310
Other income		22,749		30,953		52,777

Total income		1,599,679		1,656,799		1,941,310

Expense
Interest expense		132,437		120,469		112,353
Non-interest expense		87,876		99,745		159,708

Total expense		220,313		220,214		272,061

Profit before income tax expense		1,379,366		1,436,585		1,669,249

Income tax benefit		49		2,281		15,263

Profit for the year		1,379,415		1,438,866		1,684,512

Other comprehensive gain(loss) for the year, net of tax		(368)		(298)		2,483

Total comprehensive income for the year	￦	1,379,047	￦	1,438,568	￦	1,686,995

Condensed Statements of Cash Flows

	2020		2021		2022
	(In millions of Korean won)
Operating activities
Net income	￦	1,379,415	￦	1,438,866	￦	1,684,512
Reconciliation of net income to net cash provided by operating activities:
Other operating activities, net		9,930		(92,785)		7,807

Net cash inflow from operating activities		1,389,345		1,346,081		1,692,319

Investing activities
Net payments to subsidiaries		(2,347,543)		(219,268)		—
Other investing activities, net		(146,477)		(39,477)		(1,409,500)

Net cash outflow from investing activities		(2,494,020)		(258,745)		(1,409,500)

Financing activities
Net increase (decrease) in borrowings		100,000		(100,000)		—
Increases in debentures		1,537,091		389,405		498,898
Repayments of debentures and lease liabilities		(940,610)		(970,535)		(1,100,584)
Issuance of hybrid securities		1,296,693		1,142,203		1,596,000
Cash dividends paid		(883,952)		(1,053,417)		(1,564,153)

Net cash inflow (outflow) from financing activities		1,109,222		(592,344)		(569,839)

Net increase (decrease) in cash and cash equivalents		4,547		494,992		(287,020)
Cash and cash equivalents as of January 1		18,534		23,081		518,073

Cash and cash equivalents as of December 31	￦	23,081	￦	518,073	￦	231,053