Form 20-F
period 2023-12-31
KB Financial Group Inc.
filed 2024-04-26
CIK 1445930

As filed with the Securities and Exchange Commission on April 26, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
378,663,825 shares of Common Stock, par value
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
240.10D-1(b): ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

Auditor Name: Samil PricewaterhouseCoopers	Auditor Location: Seoul, Korea	Auditor Firm ID: 1103
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 included in this annual report. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2021, 2022 and 2023 has been prepared in accordance with IFRS as issued by the IASB, which is not comparable to information prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

IFRS 17 Insurance Contracts, or IFRS 17, is effective for annual periods beginning on or after January 1, 2023 and replaces IFRS 4 Insurance Contracts, or IFRS 4. We have applied IFRS 17 in our consolidated financial statements as of and for the years ended December 31, 2022 and 2023 included elsewhere in this annual report. As permitted by the transition rules of IFRS 17, our consolidated financial statements as of and for the year ended December 31, 2021 included elsewhere in this annual report have not been restated to retroactively apply IFRS 17. Therefore, figures for the years ended December 31, 2022 and 2023, which reflect the application of IFRS 17, may not be directly comparable to corresponding figures for the year ended December 31, 2021. Likewise, business figures and other financial information as of and for the year ended December 31, 2021 in this annual report have not been restated to retroactively apply IFRS 17, and as such, may not be directly comparable to corresponding figures and information as of and for the years ended December 31, 2022 and 2023, which reflect the application of IFRS 17, where applicable. See “Item 3.D. Risk Factors—Risks relating to our insurance operations—Changes in accounting standards for insurance contracts and their implementation could adversely impact our reported results of operations and financial condition and their comparability with those from prior periods.” For a detailed description of the main features of IFRS 17, see Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2023, which was ￦1,291.0 = US$1.00.

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

For most of the recent past, consumer debt has increased significantly in Korea. Our portfolio of retail loans, including mortgage and home equity loans, increased from ￦182,437 billion as of December 31, 2020 (under IFRS 4) to ￦191,641 billion as of December 31, 2021 (under IFRS 4), although it decreased to ￦186,939 billion (under IFRS 4) or ￦183,092 billion (under IFRS 17) as of December 31, 2022, before increasing again to ￦184,016 billion as of December 31, 2023 (under IFRS 17). As of December 31, 2023, our domestic retail loans represented 40.9% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, decreased from ￦68,293 billion as of December 31, 2020 to ￦58,678 billion as of December 31, 2023; as a percentage of total outstanding retail loans, such balance decreased from 37.4% as of December 31, 2020 to 31.9% as of December 31, 2023. Our retail lending business, which generally offers higher margins than other lending activities, has contributed significantly to our interest income and profitability in recent years.

The growth of our retail loan portfolio in most of the recent past, together with fluctuating economic conditions in Korea and globally in recent years, especially in light of the high level of consumer debt and rising interest rate levels, has led to increases in delinquency levels and a deterioration in asset quality. The amount of our non-performing retail loans (defined as those loans that are past due by 90 days or more) was ￦306 billion as of December 31, 2020 (under IFRS 4), ￦259 billion as of December 31, 2021 (under IFRS 4), ￦311 billion (under IFRS 4) or ￦308 billion (under IFRS 17) as of December 31, 2022 and ￦451 billion as of December 31, 2023 (under IFRS 17). Higher delinquencies in our retail loan portfolio in the future will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. Accordingly, economic difficulties in Korea that hurt consumers could result in a deterioration in the credit quality of our retail loan and credit card portfolios. For example, a rise in unemployment or an increase in interest rates could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults, while reducing demand for retail loans and credit card spending. See “Risks relating to Korea—Unfavorable financial and economic developments in Korea may have an adverse effect on us.” Despite our efforts to minimize our risk as a result of such exposure, there is no assurance that we will be able to prevent significant credit quality deterioration in our retail loan portfolio.

In addition, we are exposed to changes in regulations and policies on retail lending by the Korean government, which may adopt measures to restrict retail lending or encourage financial institutions to provide financial support to certain types of retail borrowers. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. The Korean government has since relaxed some of these measures by introducing a number of policy measures that seek to sustain housing prices and activity levels in the Korean real estate market, in light of an overall decrease in housing prices over the course of 2022. However, the Korean government has indicated in the second half of 2023 that it would begin tightening regulations again in response to the continued rise in the level of consumer debt. A continued decrease in housing prices, together with the high level of consumer debt and higher interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to an increase in the delinquency level of our retail loan portfolio.

Under a pre-workout program established by the Credit Counseling and Recovery Service, a public service organization that provides debt adjustment services to low-income families in Korea, a number of Korean banks, including us, have provided individual borrowers with outstanding short-term debt in default with maturity extensions and/or interest reductions since April 2009. Such borrowers must have total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) from one or more financial institutions, be in arrears on their payments for more than one day but less than 90 days (so far as those who have been delinquent in their payment for a period of between one day and 30 days have an annual income of ￦40 million or less and a cumulative delinquency period of 30 days or more during the year immediately preceding the application date), and either have an income in excess of the minimum cost of living or be deemed by the Credit Counseling and Recovery Service to have the ability to repay their loans. In addition, in March 2015 and September 2019, in response to increasing levels of consumer debt and amid concerns over the debt-servicing capacity of retail borrowers if interest rates were to rise, the Korean government launched, and requested Korean banks to participate in, mortgage loan refinancing programs aimed at reducing the payment burden on and improving the asset quality of outstanding mortgage loans. Under such refinancing programs, qualified retail borrowers were able to convert their outstanding non-amortizing floating-rate mortgage loans from Korean commercial banks (including us) into amortizing fixed-rate mortgage loans with lower interest rates. Our participation in such refinancing programs may lead to a decrease in our interest income on our outstanding mortgage loans, as well as in our overall net interest margin. Moreover, our participation in such initiatives led by the Korean government to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not generally offer, which may have an adverse effect on our results of operations and financial condition.

Our credit card operations may generate losses in the future, which could hurt our financial condition and results of operations.

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) was 0.91% as of December 31, 2021, which increased to 1.01% as of December 31, 2022 and 1.08% as of December 31, 2023. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. As of December 31, 2023, these restructured loans outstanding amounted to ￦204 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 2.0% of our credit card receivables (including credit card loans) as of December 31, 2023, which increased from 1.4% as of December 31, 2022. Recently, many credit card companies in Korea, including our subsidiary KB Kookmin Card, have reported a sharp increase in credit card balances and delinquency ratios. In response, KB Kookmin Card has developed a contingency plan, which involves the implementation of different plans of action for each risk level corresponding to the rate of increase in its delinquency ratio. In addition, in June 2023, KB Kookmin Card acquired KB Credit Information from us in order to strengthen its loan collection capabilities. Despite such efforts, delinquencies may further increase in 2024 and in the future as a result of, among other things, adverse economic conditions in Korea, increases in interest rates, increasing inflation rates, additional government regulations or the inability of Korean consumers to manage increased household debt.

Although we continually strive to sustain and improve our credit card asset quality and performance, we may experience increased delinquencies or deterioration of the asset quality of our credit card portfolio, which would require us to increase our loan loss provisions and charge-offs and adversely affect our overall financial condition and results of operations.

Risks relating to our small- and medium-sized enterprise loan portfolio

We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). Our loans to small- and medium-sized enterprises increased from ￦124,457 billion as of December 31, 2020 to ￦151,892 billion as of December 31, 2023. During that period, non-performing loans (defined as those loans that are past due by 90 days or more) to small- and medium-sized enterprises decreased from ￦162 billion as of December 31, 2020 to ￦102 billion as of December 31, 2021, but increased to ￦123 billion as of December 31, 2022 and ￦201 billion as of December 31, 2023. The non-performing loan ratio for such loans decreased from 0.13% as of December 31, 2020 to 0.07% as of December 31, 2021, before increasing to 0.08% as of December 31, 2022 and 0.13% as of December 31, 2023. Our non-performing loans and non-performing loan ratio may further increase in 2024. According to data compiled by the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 0.5% as of

December 31, 2023. The delinquency ratio for Won-currency loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans increased from 0.15% as of December 31, 2020 to 0.26% as of December 31, 2023. Our delinquency ratio for such Won currency loans may further increase in 2024.

The Korean government has historically introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government implemented various emergency aid initiatives involving Korean banks, including Kookmin Bank, to provide liquidity assistance to small- and medium-sized borrowers adversely affected by the COVID-19 pandemic. Such initiatives included the provision of new loans to borrowers with low credit ratings, extension of maturity dates for existing loans and suspension of interest payment obligations for an extended period of time. More recently, in December 2023, the Korean government announced a financial support program where participating Korean banks, including Kookmin Bank, would provide an aggregate amount of approximately ￦2 trillion in liquidity support to small business owners, in response to mounting pressure from the public and regulators to share profits from higher interest rates. See “—Risks relating to our financial holding company structure and strategy—We may suffer customer attrition or our net interest margin may decrease as a result of government regulations or our competition strategy.”

The overall prospects for the Korean economy in 2024 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise lend to, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

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

We have exposure to the Korean real estate project financing, construction, shipbuilding and shipping sectors, and financial difficulties of companies involved in these sectors may have an adverse impact on us.

As of December 31, 2023, we had loans outstanding to real estate project financing, construction (most of which are small- and medium-sized enterprises), shipbuilding and shipping companies in the amount of ￦9,773 billion, ￦6,098 billion, ￦584 billion and ￦204 billion, or 2.17%, 1.35%, 0.13% and 0.05% of our total loans, respectively. We also have other exposures to Korean real estate project financing, construction, shipbuilding and shipping companies, including in the form of guarantees extended on behalf of such companies and debt and equity securities of such companies held by us. In the case of real estate project financing, such exposures include purchase guarantees, where we subscribe for securities issued by entities in need of project financing to the extent such securities constitute remaining portions that have not been sold to other investors, as well as payment guarantees, where we subscribe for the entirety of securities issued by such entities, which expose us to risks of credit as well as liquidity.

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

The construction industry in Korea has undergone significant fluctuations in recent years. Following a period of growth from 2015 to 2018, the construction industry had stagnated from 2019 to 2020, caused mainly by the uncertainty resulting from the Korean government’s strengthening of mortgage and other lending regulations to control the increasing real property prices, as well as temporary suspensions in construction projects due to the COVID-19 pandemic. After a brief period of recovery, the construction industry has experienced a rapid downturn starting in the second half of 2022, caused by a rise in interest rates and the resulting decline in demand for residential property throughout Korea, adverse changes in the price and availability of construction materials due to disruptions in global supply chains caused by, among others, the ongoing invasion of Ukraine by Russia, and financing difficulties faced by construction companies as investors became reluctant to invest in real estate. Such downturn in the construction industry, together with a continued stagnation of the real estate market, has also resulted in difficulties for the real estate project financing industry. The high levels of interest rates prevailing in Korea since 2022 have resulted in increases in both the number of insolvent real estate projects and delinquency rates for project financing loans, including short-term bridge loans, in recent years. The shipbuilding industry in Korea has remained relatively stable despite the global downturn of the industry in recent years, mainly due to a large increase in the number of orders for liquefied natural gas carriers. The prospects for this industry currently remain uncertain, however, given the decrease in shipbuilding orders due to the slowdown in the global economy since 2022 and a rise in shipbuilding costs and resulting prices. In the case of shipping companies in Korea, the COVID-19 pandemic and the ensuing global lockdown caused a severe downturn in the industry in 2020. Although the industry subsequently showed signs of recovery from the pandemic as the levels of consumer spending and global trade began to rise, the industry has again entered a downturn starting in the second quarter of 2022 resulting from a decrease in shipping volume and an increase in the supply of ships. The shipping industry continues to face difficulties arising from, among others, a deteriorating global economy, an increase in global military conflicts, including the ongoing invasion of Ukraine by Russia and the escalation of hostilities in the Middle East following the Israel-Hamas war, a decrease in shipping volume and the strengthening of international shipping regulations.

The allowances that we have established against our credit exposures to companies involved in the Korean real estate project financing, construction, shipbuilding and shipping sectors may not be sufficient to cover all future losses arising from such exposures. If the asset quality of our exposures to such companies declines further, we may incur substantial additional provisions (including in connection with restructurings of such companies) and charge-offs, which could adversely impact our results of operations and financial condition. See “—Risks relating to our large corporate loan portfolio—We have exposure to large corporate borrowers that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions being required and/or the adoption of restructuring plans with which we do not agree.” Furthermore, although a portion of our credit exposures to real estate project financing, construction, shipbuilding and shipping companies are secured by collateral, such collateral may not be sufficient to cover uncollectible amounts in respect of such credit exposures. See “—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

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

Furthermore, our success under a financial holding company structure depends on our ability to realize the anticipated synergies, growth opportunities and cost savings from coordinating the businesses of our various subsidiaries. Although we have been integrating certain aspects of our subsidiaries’ operations into our financial holding company structure, our subsidiaries will generally continue to operate as independent entities with separate management and staff and our ability to direct our subsidiaries’ day-to-day operations may be limited. Some of our major acquisitions include the following:

•

KB Capital became our wholly-owned subsidiary through our acquisition in March 2014 of 52% of the outstanding shares of KB Capital Co., Ltd. (formerly named Woori Financial Co., Ltd.), a publicly listed Korean consumer finance company, from Woori Finance Holdings Co., Ltd. for ￦280 billion, followed by a tender offer in May 2017 and a comprehensive stock swap effected in July 2017.

•

Through a series of acquisitions of stock between June 2015 and December 2016 for an aggregate of ￦1.1 trillion, followed by a tender offer in May 2017 and a comprehensive stock swap effected in July 2017, we acquired all of the outstanding shares of KB Insurance Co., Ltd. (formerly named LIG Insurance Co., Ltd.), a publicly listed Korean non-life insurance company, as a result of which KB Insurance became our wholly-owned subsidiary.

•

In May 2016, we acquired 22.6% of the outstanding shares of Hyundai Securities Co., Ltd., a publicly listed Korean securities firm, from Hyundai Merchant Marine Co., Ltd. for ￦1.2 trillion, after which we further increased our shareholding in Hyundai Securities to 29.6% in June 2016. Subsequently, we effected a comprehensive stock swap to acquire all of its remaining shares in October 2016. Following such transactions, we merged an existing subsidiary, KB Investment & Securities, with and into Hyundai Securities in December 2016 and changed the name of the surviving entity to KB Securities Co., Ltd.

•

In August 2020, we acquired all of the outstanding shares of The Prudential Life Insurance Company of Korea, Ltd. (“Prudential Life Insurance”) from Prudential Financial, Inc. for ￦2.3 trillion, as a result of which Prudential Life Insurance became a wholly-owned subsidiary. In January 2023, we merged an existing wholly-owned subsidiary, KB Life Insurance Co., Ltd. (the “Former KB Life Insurance”), with and into Prudential Life Insurance, which had been renamed KB Life Insurance Co., Ltd. in December 2022 shortly before the merger and became the surviving entity (“KB Life Insurance”).

See “Item 5.A. Operating Results—Overview—Acquisitions.”

We may continue to increase our equity interest in our subsidiaries or investees and may also consider acquiring or merging with other financial institutions to achieve more balanced growth and further diversify our revenue base. For example, as part of our continued efforts to expand our businesses abroad, in particular in Southeast Asia, we acquired a 70% stake in PRASAC Microfinance Institution Plc., or PRASAC, a provider of microfinance and deposit-taking services in Cambodia, through Kookmin Bank, in April 2020. Subsequently, in October 2021, we acquired the remaining 30% interest in PRASAC, which increased our ownership of PRASAC to 100%. In August 2023, we merged PRASAC with Kookmin Bank’s existing subsidiary in Cambodia, Kookmin Bank Cambodia Plc., to form KB PRASAC Bank Plc. In addition, through a series of acquisitions from July 2018 to September 2020, we obtained a 67% interest in PT Bank Bukopin TBK of Indonesia, or Bank Bukopin, through Kookmin Bank, and changed its name to PT Bank KB Bukopin, Tbk in February 2021. The integration of our new subsidiaries’ or investees’ separate businesses and operations, as well as those of any companies we may acquire or merge with in the future, under our financial holding company structure could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The realization of the anticipated benefits of our financial holding company structure and any mergers or acquisitions we decide to pursue may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

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

As a financial holding company, we are subject to certain regulatory requirements under Korean law, and our ability to fund our operations is dependent on the dividends we receive from our subsidiaries.

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

The dividends that we receive from our subsidiaries may be affected by potential restrictions on their ability to pay such dividends, as well as their financial conditions and operating results.

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

Furthermore, the dividend payments from our shares of our subsidiaries are subject to restrictions under the Korean Commercial Code, the Bank Act and regulations, generally based on capital levels and retained earnings, imposed by the various regulatory agencies with authority over those entities. The ability of our subsidiaries to pay dividends may be subject to regulatory restrictions to the extent that paying dividends would impair their respective non-consolidated profitability, financial condition or cash flow needs.

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

We have pursued a strategy of enhancing our margins by maximizing our net interest spreads, which represent the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities. We may need to adjust such strategy, however, in order to comply with stricter government regulations, which would also require us to pursue a more effective competition strategy in order to minimize customer attrition.

For example, the successive increases in interest rates in Korea from August 2021 to the first quarter of 2023 has led to a significant increase in the net interest spreads reported by many Korean banks, including Kookmin Bank, as the rise in interest rates for loans have generally outpaced the rise in interest rates for deposit products. See “—Significant increases in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which, as a result, could adversely affect us.” In response to widespread public outcry against such increase in net interest spreads and the high levels of profits realized by Korean banks, the Korean government and the Financial Services Commission have pursued various measures to increase competition among financial institutions in Korea. Such measures could force us to compete to a greater extent based on interest rates, which could lead to a decrease in our net interest margins. In addition, if other banks and financial institutions adopt a strategy of expanding market share through interest rate competition, we may suffer customer attrition due to rate sensitivity. See “—Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.”

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

Furthermore, companies in the banking and financial industries have increasingly adopted new technologies, including artificial intelligence and data science, to provide innovative services to their customers and differentiate themselves from competitors. Our failure to adopt such technologies in a timely and competitive manner could negatively impact our market share and profitability. For example, the introduction of Internet-only banks in Korea has led to an increase in competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which Kookmin Bank held a 4.9% equity interest as of December 31, 2023, commenced operations in July 2017. Most recently, Toss Bank, another Internet-only bank, commenced operations in October 2021.

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

In addition, we believe that regulatory reforms and the general modernization of business practices in Korea will lead to increased competition among financial institutions in Korea. In the second half of 2015, the Korean government implemented measures to facilitate bank account portability of retail customers by requiring commercial banks to establish systems that allow retail customers to easily switch their bank accounts at one commercial bank to another and automatically transfer the automatic payment settings of their former accounts to the new ones. Such measures have further intensified competition among financial institutions in Korea. Moreover, in March 2016, the Financial Services Commission introduced an individual savings account scheme in Korea, which enables individuals to efficiently manage a wide range of retail investment vehicles, including cash deposits, funds and securities investment products, from a single integrated account with one financial institution and offers tax benefits on investment returns. Since the scheme backed by the Korean government allows only one individual savings account per person, financial institutions have been competing to retain existing customers and attract new customers since the launch of the individual savings account scheme. Over 30 financial institutions, including banks, securities companies and insurance companies, have registered with the Financial Services Commission to sell their individual savings account products and competition among these financial institutions is expected to remain intense. More recently, in August 2020, amendments to the Credit Information Use and Protection Act established the framework for MyData services in Korea, which allow the collection of customers’ personal credit information from credit information providers/users or public institutions upon the customer’s request and subject to compliance requirements, so that customers may access such collected personal credit information in whole or in part. As of December 31, 2023, the Financial Services Commission had granted licenses to 68 companies to operate as MyData service providers, 24 of which were fintech firms, and competition between traditional financial institutions and fintech firms is expected to intensify, particularly with respect to asset management services. MyData services are currently offered through several channels including KB Star Banking, our mobile banking application, KB Pay, our credit card services application, and KB M-able, our securities trading application. In order to further boost competition in the Korean banking industry, the Korean government has announced that it is planning to introduce various measures to lower the barriers to entry for certain financial institutions. See “—We may suffer customer attrition or our net interest margin may decrease as a result of government regulations or our competition strategy.”

Moreover, a number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014, which established a new financial holding company, Woori Financial Group Inc., in January 2019. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in Tong Yang Life Insurance Co., Ltd. and Allianz Life Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. Meanwhile, Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020, and subsequently merged with and into Shinhan Life Insurance Co., Ltd. in July 2021. In 2022, Shinhan Financial Group also acquired BNP Paribas Cardif General Insurance, which was subsequently renamed Shinhan EZ General Insurance. In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd., one of the largest securities companies in Korea in terms of capital.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities and guarantees and acceptances) as of December 31, 2023, eight were to companies that were members of the 37 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to 37 of such largest highly-indebted business groups among chaebols was ￦46,326 billion, or 7.0% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition.

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

As of December 31, 2023, our loans and guarantees to large corporate borrowers that were in workout, restructuring or rehabilitation amounted to ￦93 billion, or 0.02% of our total loans and guarantees, most of which was classified as impaired. As of the same date, our allowances for credit losses on these loans and guarantees amounted to ￦46 billion, or 49.5% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2023 with respect to such securities of large corporate borrowers in workout, restructuring or rehabilitation amounted to less than ￦1 billion, or less than 0.01% of our total debt securities and equity securities, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout or restructuring, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

In particular, as of December 31, 2023, we had ￦526 billion of outstanding exposures, comprising ￦19 billion of loans, ￦0 billion of debt securities, ￦0 billion of equity securities and ￦507 billion of guarantees (mainly in the form of refund guarantees relating to shipbuilding contracts), to Daewoo Shipbuilding & Marine Engineering Co., Ltd. (later re-named Hanwha Ocean, as discussed below), or DSME, which has been pursuing a voluntary restructuring program. In April 2017, the creditors of DSME agreed on a plan to provide additional financial support to DSME in connection with its voluntary restructuring program, under which the Korea Development Bank and the Export-Import Bank of Korea would provide ￦2.9 trillion of new loans to DSME, on the condition that DSME’s other creditors and bondholders agree to a ￦2.9 trillion debt-to-equity swap. The financial support plan requires the Korean commercial bank creditors of DSME (including us) to swap 80% of our outstanding unsecured loans into equity of DSME and extend the maturity of the remaining loans for a period of five years. The financial support plan requires DSME’s creditors (including us) to provide additional refund guarantees in connection with future shipbuilding contracts of DSME. The implementation of the financial support plan for DSME has required and may continue to require us to increase our loan loss provisions and recognize write-offs and impairment losses with respect to our exposures to DSME and may therefore have a material adverse impact on our results of operations and financial condition. In May 2023, Hanwha Group acquired a 49.3% equity stake in DSME for approximately ￦2 trillion, and thereby became its largest shareholder, after which DSME was subsequently renamed Hanwha Ocean. Following such acquisition, the creditors of Hanwha Ocean extended the financial support plan by another five years.

Furthermore, as of December 31, 2023, we had ￦10 billion of outstanding debt exposures to Taeyoung Engineering & Construction Co., or Taeyoung E&C, which commenced workout procedures in January 2024. Pursuant to the workout procedures, the creditors of Taeyoung E&C, including us, agreed to temporarily defer all of Taeyoung E&C’s payment obligations until May 2024, during which time external consultants would evaluate Taeyoung E&C’s ability to maintain its business and repay its loans.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2023, our loans and guarantees to our 20 largest borrowers totaled ￦12,710 billion and accounted for 2.7% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to the Korea Securities Finance Corporation, to which we had outstanding debt securities of ￦4,748 billion and an additional exposure of ￦77 billion in the form of equity securities. Any deterioration in the financial condition of the Korea Securities Finance Corporation or our other large corporate borrowers may require us to record substantial additional provisions and charge-offs and may have a material adverse impact on our results of operations and financial condition.

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

Our insurance subsidiaries may be required to raise additional capital or reduce their growth or business scale if their solvency ratio deteriorates or the applicable capital requirements change in the future.

Pursuant to the solvency requirements implemented by the Financial Services Commission, insurance companies in Korea are required to maintain a statutory ratio of available capital to required capital of not less than 100% on a consolidated basis. Furthermore, the Financial Supervisory Service had previously recommended that insurance companies maintain a risk-based capital adequacy ratio of not less than 150%, and its former administrative guidelines had required insurance companies failing to maintain such recommended 150% ratio to submit a capital increase plan. Although the Financial Supervisory Service has since withdrawn such administrative guidelines, we believe that a risk-based capital adequacy ratio of not less than 150% is still considered standard in the Korean insurance industry. Solvency requirements require insurance companies to hold adequate capital to cover their exposures to life/long-term non-life insurance risk, general non-life insurance risk, market risk, credit risk and operational risk by reflecting such risks in their calculation of required capital. Based on preliminary data, which are subject to change, KB Insurance and KB Life Insurance had solvency ratios of 216.04% and 307.95%, respectively, as of December 31, 2023.

On January 1, 2023, the Financial Supervisory Service introduced the Korean-Insurance Capital Standard, or K-ICS, a new regulatory solvency regime for insurance companies based on the International Capital Standard developed by the International Association of Insurance Supervisors, which is similar in substance to the Solvency II Directive of the European Union. The Solvency II Directive, which has been in effect in the European Union since January 1, 2016, is a comprehensive program of regulatory requirements for insurance companies, covering authorization, corporate governance, supervisory reporting, public disclosure and risk assessment and management, as well as solvency. Under K-ICS, insurance contract liabilities are expected to be measured based on market value, rather than book value, at the time of the computation of available capital. K-ICS has also introduced new risk subcategories, including those related to termination, business expenses, longevity, catastrophes and asset concentration, to be considered at the time of the computation of required capital. It is expected that these changes, among others, would require a number of insurance companies in Korea with a large portfolio of high guaranteed rate of return products to obtain additional capital to meet their solvency requirements. However, the Financial Supervisory Service has allowed for a gradual deduction from available capital and a gradual recognition of risks in relation to required capital, for up to ten years. In order to ease the burden on insurance companies, corrective measures will be withheld for up to five years even if the solvency ratio under K-ICS is less than 100%, if the solvency ratio exceeds 100%. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Insurance Companies—Capital Adequacy.”

There is no guarantee that our insurance subsidiaries will not be required to raise additional capital to sustain their solvency ratio above the required level in connection with the implementation of K-ICS. Any material deterioration in the solvency ratio of our insurance subsidiaries, as a result of the implementation of K-ICS or otherwise, could change their customers’ or business counterparties’ perception of their financial health, which in turn could adversely affect their business and profitability. Furthermore, if they grow rapidly or if their asset quality deteriorates in the future, our insurance subsidiaries may be required to raise additional capital, which we may need to provide in whole or in part, to meet their capital adequacy requirements. If we or our insurance subsidiaries are not able to raise any required additional capital, we may be forced to reduce the growth or scale of our insurance operations.

Changes in accounting standards for insurance contracts and their implementation could adversely impact our reported results of operations and financial condition and their comparability with those from prior periods.

In response to a lack of comparability in the global insurance industry stemming from variations in accounting policies being applied, in May 2017, the IASB issued IFRS 17, a new IFRS accounting standard for insurance contracts to supersede IFRS 4 with an effective date of January 1, 2023. With IFRS 17 currently in effect, we expect compliance with such revised accounting standards to significantly affect the way in which we and other operators of insurance businesses in Korea account for insurance policies, annuity contracts and financial instruments and how our financial statements are presented.

IFRS 17 has introduced a fundamentally different approach to previous accounting policies under IFRS 4 in terms of both liability measurement and profit recognition. Under IFRS 17, insurance contract liabilities are no longer calculated based on historical or past assumptions and are now based on the present value of future insurance cash flows using a discount rate reflecting current interest rates and the characteristics of the insurance contracts, with a risk adjustment and deferral of up-front profits. Among other effects, this may result in an increase in the level of the liabilities of our insurance subsidiaries, which would lead to a decrease in the balance of their available capital, which in turn may lower their solvency ratio, depending on the solvency regime applicable at the time. In addition, under IFRS 17, certain parts of premium income from insurance contracts will be recognized over the coverage period in proportion to the value of expected coverage and other services that the insurer will provide over such period, rather than recognized at the time of receipt of premium payments, and the investment component of an insurance contract (which refers to amounts to be repaid to policyholders even if the insured event does not occur) will be disaggregated and excluded from premium income. Such changes to revenue recognition methodology will likely have the effect of, among other things, reducing the reported revenue from our insurance operations in our financial statements.

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

We have applied IFRS 17 in our consolidated financial statements as of and for the years ended December 31, 2022 and 2023 included elsewhere in this annual report. As permitted by the transition rules of IFRS 17, our consolidated financial statements as of and for the year ended December 31, 2021 included elsewhere in this annual report have not been restated to retroactively apply IFRS 17. Therefore, figures for the years ended December 31, 2022 and 2023, which reflect the application of IFRS 17, may not be directly comparable to corresponding figures for the year ended December 31, 2021. Likewise, business figures and other financial information as of and for the year ended December 31, 2021 in this annual report have not been restated to retroactively apply IFRS 17, and as such, may not be directly comparable to corresponding figures and information as of and for the years ended December 31, 2022 and 2023, which reflect the application of IFRS 17, where applicable. You must therefore exercise caution when making comparisons of any business or financial figures in this annual report and evaluating our financial condition, results of operations and results.

Other risks relating to our business

The global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.

COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2, was declared a “pandemic” by the World Health Organization in March 2020. The COVID-19 pandemic materially and adversely affected the global economy and financial markets as well as disrupted our business operations.

We are subject to a number of risks, including but not limited to:

•

an increase in defaults on loan payments from our customers that are particularly affected by the COVID-19 pandemic, who may not be able to meet payment obligations, which may lead to an increase in delinquency ratios and a deterioration in asset quality (see “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Loan Concentration by Industry”);

•	decreases in interest rates followed by recent increases in interest rates worldwide;

•	depreciation of the Won against major foreign currencies, which in turn may increase our cost in servicing our foreign currency denominated debt and result in foreign exchange losses;

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

It is not possible to predict the duration or the full magnitude of the overall harm that may result from COVID-19 in the long term. In the event that a future recurrence of COVID-19 or other types of widespread infectious diseases cannot be effectively and timely contained, our business, financial condition and results of operations will likely suffer.

Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.

The overall prospects for the Korean and global economy in 2024 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

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

•	interest rate fluctuations as well as perceived or actual changes in policy rates, or other monetary and fiscal policies set forth, by the U.S. Federal Reserve and other central banks;

•	a rise in inflation rates and volatility in stock markets and exchange rates worldwide;

•	increased uncertainties in the global financial markets and industry, including difficulties faced by several banks in the United States and Europe;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•

escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East (including those resulting from the escalation of hostilities in the Middle East following the Israel-Hamas war);

•	the slowdown of economic growth in China and other major emerging market economies; and

•	political and social instability in various countries in the Middle East, including Yemen, Iran, Syria and Iraq.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years and has been subject to significant volatility as a result of the COVID-19 pandemic, the invasion of Ukraine by Russia and the ensuing sanctions against Russia, the escalation of hostilities in the Middle East following the Israel-Hamas war and, more recently, the widening difference in policy rates between the United States and Korea. A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there have been fluctuations in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

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

We seek to monitor and manage our risk exposure through a group-wide risk management platform, encompassing a multi-layered risk management governance structure, reporting and monitoring systems, early warning systems, credit risk management systems for our banking operations and other risk management infrastructure, using a variety of risk management strategies and techniques. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” However, there can be no assurance that our risk management efforts will be effective in mitigating our risk and loss, especially since such risk management strategies and techniques employed by us and the judgments that accompany their application cannot anticipate the economic and financial outcome in all market environments, and many of our risk management strategies and techniques have a basis in historical market behavior that may limit the effectiveness of such strategies and techniques in times of significant market stress or other unforeseen circumstances. Furthermore, our risk management strategies may not be effective in a difficult or less liquid market environment, as other market participants may be attempting to use the same or similar strategies as us to deal with such market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants.

We also seek to identify and manage our exposure to operational risk, which we define broadly to include all financial and non-financial risks, other than credit risk, market risk, interest rate risk and liquidity risk, that may arise from our operations that could negatively impact our capital, including the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events as defined under Basel II. In addition to our internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our operations, as well as special audits and investigations as the need arises on particular aspects of our operations, such as risk management, internal control, credit monitoring and liquidity. In November 2022 and June 2023, the Financial Supervisory Service also worked together with the Korea Federation of Banks to introduce a number of measures to improve the internal controls of banks and other financial institutions. In the ordinary course of its audits or investigations, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We have in the past received, and may in the future receive, such notices, and we have taken and will continue to take appropriate actions in response to such notices. While we intend to fully cooperate with the Financial Supervisory Service in its audits and investigations and take any remedial measures as necessary, no assurance can be given that these remedial measures would be sufficient to prevent similar or more adverse operational risks from materializing.

We may suffer losses due to employee misconduct.

Our businesses are exposed to risk from potential non-compliance by our employees with policies or regulations, employee misconduct or negligence and fraud, which could result in civil, regulatory or criminal investigations, litigations and charges, regulatory sanctions and reputational or financial harm. For example, from time to time, our employees, including those of our subsidiaries, have been discovered to have engaged in various types of misconduct, including insider trading, embezzlement and fraud, among others. There can be no assurance that we will be able to fully recoup any financial losses that we may have sustained as a result of any employee misconduct. Furthermore, it is not always possible to deter or fully prevent employee misconduct and the precautions we take to prevent and detect such activity may not always be fully effective. Accordingly, there can be no assurance that employee misconduct will not occur again in the future.

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

A substantial portion of our loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 60% to 70% of the appraised value of collateral (except in certain regulated areas designated by the Korean government where we generally limit our lending to between 30% and 50% of the appraised value of collateral and in the case of first-time home buyers where we generally limit our lending to 80% of the appraised value of collateral) and to periodically re-appraise our collateral, a downturn in the real estate market in Korea, which most recently commenced in 2022, may result in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values further decline in the future, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any future declines in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

As of December 31, 2023, we held debt securities issued by Korean companies and financial institutions (other than those issued by the Bank of Korea, the Korea Development Bank, Korea Housing Finance Corporation, Industrial Bank of Korea and Korea Electric Power Corporation, which are government-owned or -controlled enterprises or financial institutions) with a total carrying amount of ￦59,597 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our statements of financial position is determined by references to suggested prices posted by Korean rating agencies or the Korea Financial Investment Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full book value at the time of any such sale of these securities and thus may incur losses.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2023, we had ￦113 billion of special reserves in respect of trust accounts for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2021, 2022 and 2023. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

Our operations have been, and will continue to be, subject to increasing and continually evolving cybersecurity and other technological risks.

With the proliferation of new technologies, including artificial intelligence, and the increasing use of the Internet and mobile devices to conduct financial transactions, our operations as a large financial institution have been, and will continue to be, subject to an increasing risk of cyber incidents relating to these activities, the nature of which is continually evolving. Our computer systems, software and networks are subject to cyber incidents, such as disruptions, delays or other difficulties from our information technology system, computer viruses or other malicious codes, loss or destruction of data (including confidential client information), unauthorized access, account takeover attempts and cyber attacks. A significant portion of our daily operations relies on our information technology systems, including customer service, billing, the secure processing, storage and transmission of confidential and other information as well as the timely monitoring of a large number of complex transactions. See “Item 16K. Cybersecurity.” Although we have made substantial and continual investments to build systems and defenses to address cybersecurity and other technological risks, there is no guarantee that such measures or any other measures can provide adequate security. In addition, because methods used to cause cyber attacks change frequently or, in some cases, are not recognized until launched, we may be unable to implement effective preventive measures or proactively address these methods. Furthermore, these cyber threats may arise from human error, accidental technological failure and third parties with whom we do business. Although we maintain insurance coverage that may cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses. If we were to be subject to a cyber incident, it could result in the disclosure of confidential client information, damage to our reputation with our customers and in the market, customer dissatisfaction, additional costs to us, regulatory penalties, exposure to litigation and other financial losses to both us and our customers, which could have an adverse effect on our business and results of operations.

Risks relating to liquidity and capital management

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2023, approximately 95.7% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2023, both we and Kookmin Bank, our banking subsidiary, were required to maintain a total minimum common equity Tier I capital adequacy ratio of 8.0%, Tier I capital adequacy ratio of 9.5% and combined Tier I and Tier II capital adequacy ratio of 11.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2023, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.59%, 15.37% and 16.73%, respectively, and Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 14.91%, 15.50% and 18.08%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and may be fully or partially enforced in 2023. In May 2023, the Financial Services Commission announced that a counter-cyclical capital buffer of 1.0% would apply from May 1, 2024. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2023 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2023. In July 2023, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2024, which would again subject us to an additional capital requirement of 1.0% in 2024. All such requirements are in addition to the pre-existing requirement for minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets set forth above. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

Interest rates in Korea have been subject to significant fluctuations in recent years. After the Bank of Korea reduced its policy rate to 1.50% in June 2015 and again to 1.25% in June 2016 amid deflationary concerns and interest rate cuts by central banks around the world, it increased its policy rate to 1.50% in November 2017 and 1.75% in November 2018 in light of improved growth prospects in Korea and rising interest rate levels globally. However, the Bank of Korea again lowered its policy rate to 1.50% in July 2019 and to 1.25% in October 2019 in order to address the sluggishness of the global and domestic economy. Subsequently, the Bank of Korea further lowered its policy rate to 0.75% in March 2020 and to 0.50% in May 2020 in response to deteriorating economic conditions resulting from the COVID-19 pandemic. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, the Bank of Korea gradually raised its policy rate to pre-pandemic levels of 1.25% from August 2021 through January 2022. More recently, in response to rising levels of household debt and inflation in Korea as well as globally, the Bank of Korea continued to raise its policy rate to 3.50% from April 2022 through January 2023. All else being equal, increases in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among retail borrowers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition and repayment ability of our corporate and retail borrowers both domestically and abroad, including holders of our credit cards, which in turn may lead to a deterioration in our credit portfolio. For example, the amount of our non-performing loans to overseas borrowers has increased from ￦1,342 billion as of December 31, 2022 to ￦1,568 billion as of December 31, 2023, reflecting the rise in global interest rate levels in recent years. Since most of our retail and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our retail and corporate borrowers and could adversely affect their ability to make payments on their outstanding loans.

Furthermore, in periods of increasing interest rates, the yields on the general account assets of our insurance subsidiaries may not be sufficient to fund the higher floating interest credit rates necessary to keep their interest-sensitive insurance products competitive. They may therefore have to accept a lower spread and thus lower profitability or face a decline in sales and greater attrition among their existing policyholders. In addition, in periods of increasing interest rates, the value of the debt securities and other general account assets of our insurance subsidiaries may decline, resulting in lower unrealized gains within other comprehensive income in their total equity, which in turn would lower their available capital and their solvency ratio. Moreover, surrenders and withdrawals of insurance policies may increase as policyholders seek to buy products with perceived higher returns. This process may lead to a cash outflow from our insurance subsidiaries. Such cash outflows may require them to sell their investment assets at a time when the prices of those assets are lower because of the increase in market interest rates, which may result in investment losses.

Risks relating to government regulation and policy

Strengthening of consumer protection laws applicable to financial institutions could adversely affect our operations.

As a financial service provider, we are subject to a variety of regulations in Korea that are designed to protect financial consumers. In recent years, in light of heightened public concern regarding privacy issues, the Korean government has placed greater emphasis on the protection of personal information by financial institutions and has implemented a number of measures to enhance consumer protection, including considerable restrictions on the transfer or provision of personal information by financial institutions to their affiliates or holding company. Under the Personal Information Protection Act, financial institutions, as personal information managers, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically require or permit the management of resident registration numbers. In addition, under the Use and Protection of Credit Information Act, a financial institution has a higher duty to protect all information that it collects from its customers and is required to treat such information as credit information. There are considerable restrictions on the transfer or provision of the information by financial institutions to their affiliates or holding company. Quintuple damages may be imposed on a financial institution for leakage of such information. Furthermore, under the Electronic Financial Transaction Act, a financial institution is primarily responsible for compensating its customers harmed by a cybersecurity breach affecting the financial institution even if the breach is not directly attributable to the financial institution.

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

In the past, the Korean government has also announced policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, in light of the deteriorating financial condition and liquidity position of small- and medium-sized enterprises in Korea and adverse conditions in the Korean economy affecting such enterprises, the Korean government had temporarily introduced measures from April 2020 to September 2023 intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise and retail borrowers, including guidelines for Korean banks to extend loan terms and defer interest payments with respect to small- and medium-sized enterprises and SOHOs affected by the COVID-19 pandemic. See “—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.” and “—Risks relating to our retail credit portfolio—Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.” The Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may decide to accept. We may incur costs or losses as a result of providing such financial support.

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•	North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, which are more powerful than plutonium bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has also conducted a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the government also closed the inter-Korea Gaesong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent to a large extent on the overall Korean economy. Due to the debilitating effects of the COVID-19 pandemic on the Korean economy and the economies of Korea’s major trading partners, the economic indicators in Korea have shown mixed signs of deterioration and uncertain recovery since the outbreak of the COVID-19 pandemic. See “Other risks relating to our business—The global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, mainly due to the COVID-19 pandemic, Russia’s invasion of Ukraine and ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe and more recently, the escalation of hostilities in the Middle East following the Israel-Hamas war as well as rapid increases in policy interest rates globally to combat rising inflationary pressures, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.” The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic, social and political conditions, there recently has been significant volatility in the stock prices of Korean companies. Future declines in the Korea Composite Stock Price Index, or the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy, including as a result of the global COVID-19 pandemic and increases in market interest rates;

•	rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;

•

the occurrence of severe health epidemics, such as the COVID-19 pandemic, or other severe health epidemics in Korea or other parts of the world, such as the Middle East Respiratory Syndrome outbreak in Korea in 2015;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties in the global financial markets and industry;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•

hostilities, political or social tensions involving Russia (including the invasion of Ukraine by Russia and the ensuing actions that the United States and other countries have taken or may take in the future, such as the imposition of sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

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

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts, including semiconductors, due to disruptions to the global supply chain;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•

a substantial decrease in tax revenues or a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, particularly in light of the Korean government’s ongoing efforts to provide emergency relief payments to households and emergency loans to corporations in need of funding in light of the COVID-19 pandemic, as well as recent interest rate increases, which, together, may lead to a national budget deficit as well as an increase in the Korean government’s debt;

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

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from the escalation of hostilities in the Middle East following the Israel-Hamas war) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency borrowings, which could cause friction with Korea’s trading partners;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Labor unrest in Korea may adversely affect our operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate decreased from 3.7% in 2021 to 2.9% in 2022 and 2.7% in 2023. Increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

We have no current plans for any public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In addition, our major stockholder, the Korean National Pension Service, held approximately 8.30% of our total issued common stock (or 8.84% of our total outstanding common stock) as of December 31, 2023, which it may sell at any time.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than other securities markets, such as those in the United States and other countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 2,628.6 on April 25, 2024. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, one of the leading commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, non-life and life insurance, capital markets activities and international banking and finance. As of December 31, 2023, we had consolidated total assets of ￦716 trillion, consolidated total deposits of ￦407 trillion and consolidated total equity of ￦59 trillion.

As part of our commercial banking activities, we provide credit and related financial services to individuals and small- and medium-sized enterprises and, to a lesser extent, to large corporate customers. We also provide a full range of deposit products and related services to both individuals and enterprises of all sizes. We provide these services predominantly through Kookmin Bank.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 797 branches as of December 31, 2023, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is further enhanced by automated banking machines and fixed-line, smartphone and Internet banking. As of December 31, 2023, we had a customer base of approximately 37.6 million retail customers, which represented over one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2023, retail loans and credit card loans and receivables accounted for 45.8% of our total loan portfolio:

	As of December 31,
	2022			2023
	(in billions of Won, except percentages)
Retail
Mortgage and home equity(1)	￦	121,429	27.8%	￦	125,338	27.8%
Other consumer(2)		61,663	14.1		58,678	13.0

Total retail		183,092	41.9		184,016	40.8

Credit card		22,562	5.2		22,311	5.0
Corporate		199,790	45.7		209,918	46.6
Foreign		31,756	7.2		34,023	7.6

Total loans	￦	437,200	100.0%	￦	450,268	100.0%

(1)	Includes ￦5,408 billion and ￦4,231 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2022 and 2023, respectively.
(2)	Includes ￦10,241 billion and ￦10,254 billion of overdraft loans as of December 31, 2022 and 2023, respectively.

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total retail lending represented by the categories of our retail loans as of the dates indicated:

	As of December 31,
	2022			2023
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	￦	121,429	66.3%	￦	125,338	68.1%
Other consumer loans(1)		61,663	33.7		58,678	31.9

Total	￦	183,092	100.0%	￦	184,016	100.0%

(1)	Excludes credit card loans, but includes overdraft loans.

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

For secured loans, including mortgage and home equity loans, our policy is to lend up to 100% of the adjusted collateral value (except in areas of high speculation designated by the government where we generally limit our lending to between 30% and 80% of the appraised value of collateral) minus the value of any lien or other security interests that are prior to our security interest. In calculating the adjusted collateral value for real estate, we use the appraisal value of the collateral multiplied by a factor, generally between 60% to 80%. This factor varies depending upon the location and use of the real estate and is established in part by taking into account court-supervised auction prices for nearby properties.

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

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 50 years and the majority of our mortgage loans have long-term maturities, which may be renewed. Non-amortizing home equity loans have a maturity of one to five years and home equity loans subject to amortization of principal may have a maximum term of up to 50 years. As of December 31, 2023, we had ￦29,452 billion of amortizing home equity loans, representing 97.6% of our total home equity loans, and ￦731 billion of non-amortizing home equity loans, representing 2.4% of our total home equity loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2023, 48.8% of our mortgage loans were secured by residential property which is the subject of the loan, 26.5% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 24.7% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans is restricted to financing of home purchases and some of these loans are guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2023, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 44.7%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3.D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

The following table sets forth our unsecured and secured mortgage loans and home equity loans as of December 31, 2022 and 2023, based on their loan classification categories under IFRS and our internal credit ratings for loans (which are described in Note 4.2.4 of the notes to our consolidated financial statements):

	As of December 31, 2022
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
							(in billions of Won)
Mortgage:
Secured(1)	￦	83,611	￦	1,572	￦	125	￦	32	￦	9	￦	5,922	￦	168	￦	91,439
Unsecured		2,306		11		—		—		—		31		3		2,351
Home Equity:
Secured		24,656		1,033		104		53		3		1,713		77		27,639
Unsecured		—		—		—		—		—		—		—		—

Total	￦	110,573	￦	2,616	￦	229	￦	85	￦	12	￦	7,666	￦	248	￦	121,429

	As of December 31, 2023
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
							(in billions of Won)
Mortgage:
Secured(1)	￦	84,065	￦	1,141	￦	127	￦	7	￦	13	￦	5,767	￦	220	￦	91,340
Unsecured		3,749		22		—		—		—		40		4		3,815
Home Equity:
Secured		27,912		280		82		7		1		1,812		89		30,183
Unsecured		—		—		—		—		—		—		—		—

Total	￦	115,726	￦	1,443	￦	209	￦	14	￦	14	￦	7,619	￦	313	￦	125,338

(1)	Includes advance loans guaranteed by the Housing Finance Credit Guarantee Fund to borrowers for the down payment of new housing that is in the process of being built.

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

Following the issuance of a home equity loan, we make use of the Korea Credit Information Services’ database of delinquent borrowers to generally monitor the compliance of our borrowers with their other loan obligations, including the compliance of our second lien borrowers with their first lien loans. If a borrower in Korea is past due on payments of interest or principal for more than three months on any of its outstanding loans to Korean financial institutions (including mortgage, home equity, other consumer and credit card loans), such borrower is registered on the Korea Credit Information Services’ database of delinquent borrowers, which we monitor on a daily basis. Likewise, if a borrower in Korea is past due on payments of interest or principal for more than five business days and the overdue amount is ￦100,000 or more on any of its outstanding loans to Korean financial institutions (including mortgage, home equity, other consumer and credit card loans), such borrower is registered on the databases of delinquent borrowers of the Korea Credit Bureau and the NICE Information Service, which we also monitor on a daily basis. The information disclosed by such database, which includes the outstanding loan amount which is past due, the identity of the delinquent borrower and the name of the applicable lending institution for such loan, provides an early warning about such borrower to our loan officers at the branch level, who then closely monitor our outstanding loans to such delinquent borrower and take appropriate preventive and remedial measures (including requiring such borrower to provide additional collateral) as necessary. Upon the occurrence of a default in a borrower’s loan obligation at a different lending institution, we treat the borrower’s loan with us as part of our potential problem loans or non-performing loans. More specifically, upon learning of the occurrence of a default at the other lending institution, we deem the borrower’s ability to repay its loans to be precarious and re-classify its loans with us as “precautionary,” “substandard,” “doubtful” or an “estimated loss” according to the asset classification guidelines of the Financial Services Commission. Assuming that such loan is not delinquent, if the outstanding principal amount of the loan at the other lending institution is less than ￦15 million, we classify the loan as “precautionary” and closely monitor it to determine whether it may become problematic. If the outstanding principal amount of the loan at the other lending institution is ￦15 million or more and more than three months have passed since the default, or another creditor begins an auction process for the borrower’s underlying collateral with us, we classify the loan with us as “doubtful.” If the borrower is registered as being in default by the Korea Credit Information Services, then we classify the loan as an “estimated loss.” However, among the mortgage loans that are classified as “doubtful” or an “estimated loss,” if there are any expected amounts to be recovered, we classify such amount as “substandard.”

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

As of December 31, 2023, the Market Opportunity Rate was 3.83% for a three-month period, 3.86% for a six-month period and 3.75% for a twelve-month period.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2023, approximately ￦34,888 billion, or 59.5% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of ten years. The amount of overdraft loans as of December 31, 2023 was approximately ￦10,254 billion.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2023, we had one of the largest numbers of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ￦230,659 billion and ￦240,513 billion as of December 31, 2022 and 2023, respectively, which constituted 58.6% and 59.2%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 36.7% of our total deposits as of December 31, 2023 and paid average interest of 0.44% for 2023.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the COFIX, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to three years, and the term for installment savings deposits ranges from six months to five years. Retail and corporate time deposits constituted 48.3% of our total deposits as of December 31, 2023 and paid average interest of 3.98% for 2023. Most installment savings deposits offer fixed interest rates.

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

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2023, we operated 23 main private banking centers through Kookmin Bank.

The Monetary Policy Board of the Bank of Korea, or the Monetary Policy Board, imposes a reserve requirement on Won currency deposits of commercial banks based generally on the type of deposit instrument. The minimum reserve requirement ratio is 7% of the average balance of Won currency demand deposits outstanding. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Liquidity.”

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

The following table sets forth certain data relating to our credit card operations, on a non-consolidated basis, as of the dates and for the periods indicated:

	As of and for the Year Ended December 31,
	2021		2022		2023
	(in billions of Won, except percentages and numbers of holders and merchants)
Number of credit cardholders (at year end) (thousands)
General accounts		10,879		11,493		12,032
Corporate accounts		554		611		656

Total		11,433		12,104		12,688

Number of merchants (at year end) (thousands)		2,856		2,924		2,972
Active ratio (at year end)(1)		90.8%		90.2%		90.2%
Credit card fees
Merchant fees(2)	￦	1,420	￦	1,423	￦	1,530
Installment and cash advance fees		463		541		739
Annual membership fees		169		182		183
Other fees		1,015		1,094		1,385

Total	￦	3,067	￦	3,240	￦	3,837

Charge volume(3)
General purchase	￦	91,313	￦	105,479	￦	105,092
Installment purchase		20,417		22,174		22,377
Cash advance		8,891		9,424		10,330
Card loan(4)		7,248		7,178		6,853

Total	￦	127,869	￦	144,255	￦	144,652

Outstanding balance (at year end)
General purchase	￦	7,987	￦	8,611	￦	8,785
Installment purchase		5,842		6,565		5,677
Cash advance		1,153		1,237		1,258
Card loan(4)		5,821		6,249		6,661

Total	￦	20,803	￦	22,662	￦	22,381

Average outstanding balances
General purchase	￦	7,455	￦	8,631	￦	9,154
Installment purchase		5,503		6,161		5,814
Cash advance		1,081		1,155		1,289
Card loan(4)		5,846		6,146		6,503

Total	￦	19,885	￦	22,093	￦	22,760

Delinquency ratios (at year end)(5)
From 1 month to 3 months		0.45%		0.62%		0.82%
From 3 months to 6 months		0.38		0.36		0.23
Over 6 months		0.07		0.03		0.04

Total		0.91%		1.01%		1.08%

Non-performing loan ratio		0.47%		0.40%		0.28%
Write-offs (gross)	￦	422	￦	444	￦	661
Recoveries(6)		136		123		113

Net write-offs	￦	286	￦	321	￦	548

Gross write-off ratio(7)		2.14%		2.04%		2.96%
Net write-off ratio(8)		1.45%		1.47%		2.45%

(1)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year-end.
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

(5)

Represents ratio of credit card balances overdue by one month or more to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2022 and 2023, these restructured loans amounted to ￦117 billion and ￦204 billion, respectively. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

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

As of December 31, 2023, we had approximately 12.7 million credit cardholders. Of the credit cards outstanding, approximately 90.2% were active, meaning that they had been used at least once during the previous six months.

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

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. Kookmin Bank, our banking subsidiary, had 430,196 small- and medium-sized enterprise borrowers and 1,893 large corporate borrowers for Won-currency loans as of December 31, 2023. For 2023, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ￦120.2 billion. Of our branch network as of December 31, 2023, we had two branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total corporate lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers:

	As of December 31,
	2022			2023
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	￦	147,298	80.2%	￦	150,045	76.5%
Large corporate loans		36,451	19.8		46,055	23.5

Total	￦	183,749	100.0%	￦	196,100	100.0%

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

The total amount of deposits from our corporate customers amounted to ￦158,088 billion as of December 31, 2023, or 38.9% of our total deposits.

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

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2023, working capital loans and facilities loans accounted for 47.2% and 52.8%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2023, Kookmin Bank, our banking subsidiary, had 430,196 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2023, secured loans and guaranteed loans accounted for, in the aggregate, 84.5% of our small- and medium-sized enterprise loans. Among the secured loans, 98.3% were secured by real estate and 1.7% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms of up to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

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

Pricing

We establish the price for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. For the Market Opportunity Rate as of December 31, 2023, see “—Retail Banking—Lending Activities—Mortgage and Home Equity Lending—Pricing.”

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2023, working capital loans and facilities loans accounted for 75.3% and 24.7%, respectively, of our total large corporate loans. We also offer mortgage loans to large corporate clients who build or sell single- or multi-family housing units, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities.”

As of December 31, 2023, secured loans and guaranteed loans accounted for, in the aggregate, 44.0% of our large corporate loans. Among the secured loans, 70.7% were secured by real estate and 29.3% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms ranging from three months to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

In our unsecured lending to large corporate customers, a critical consideration in our policy regarding the extension of such unsecured loans is the borrower’s creditworthiness. We assign each borrower a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system, taking into account both financial factors and non-financial factors (such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry). The credit ratings, along with such factors, are key determinants in our lending to large corporate customers. Large corporate customers generally have higher credit ratings due to their higher repayment capability compared to other types of borrowers, such as small- and medium-sized enterprise borrowers. In addition, large corporate borrowers generally are affected to a lesser extent than small- and medium-sized enterprise borrowers by fluctuations in the Korean economy and also maintain more sophisticated financial records. As of December 31, 2023, 93.8% of our large corporate customers had credit ratings of BBB-or above according to the internal credit rating system of Kookmin Bank, compared to 83.5% of our small- and medium-sized enterprise customers. A credit rating of BBB- is assigned to customers whose ability to repay the principal and interest on their outstanding loans is determined by us to be generally satisfactory but nonetheless subject to adverse effects under unfavorable economic conditions or during downturns in the business environment. Based on our internal analysis of historical data, we believe that the probability of default for loans extended to large corporate customers with a credit rating of BBB- or above is between 0.00% and 2.26%.

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

As of December 31, 2023, in terms of our outstanding loan balance, 27.0% was extended to borrowers in the financial industry, 25.6% of our large corporate loans was extended to borrowers in the service industry, and 24.1% was extended to borrowers in the manufacturing industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2023, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking/Finance

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking and securities brokerage services.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2022 and 2023, our investment portfolio, which consists primarily of financial assets at amortized cost and financial assets at fair value through other comprehensive income and our trading portfolio had a combined total carrying amount of ￦185,121 billion and ￦198,915 billion (including the investment and trading portfolios of our insurance operations) and represented 26.9% and 27.8% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2022 and 2023, we held debt securities with a total carrying amount of ￦178,472 billion and ￦191,305 billion, respectively, of which:

•	financial assets at amortized cost accounted for ￦35,925 billion and ￦39,721 billion, or 20.1% and 20.8%, respectively;

•	debt securities at fair value through other comprehensive income accounted for ￦76,648 billion and ￦78,926 billion, or 42.9% and 41.3%, respectively; and

•	debt securities at fair value through profit or loss accounted for ￦65,899 billion and ￦72,658 billion, or 36.8% and 37.9%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2022 and 2023 amounted to:

•	￦6,521 billion and ￦6,508 billion, or 18.2% and 16.4%, respectively, of our financial assets at amortized cost;

•	￦29,557 billion and ￦33,455 billion, or 38.6% and 42.4%, respectively, of our financial assets at fair value through other comprehensive income; and

•	￦9,311 billion and ￦10,100 billion, or 14.1% and 13.9%, respectively, of our debt securities at fair value through profit or loss.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market, the KRX KOSDAQ Market or the KRX KONEX Market. As of December 31, 2022 and 2023:

•

equity securities at fair value through other comprehensive income had a carrying amount of ￦2,336 billion and ￦2,771 billion, or 3.0% and 3.4%, respectively, of our securities at fair value through other comprehensive income portfolio; and

•

equity securities at fair value through profit or loss had a carrying amount of ￦3,540 billion and ￦4,023 billion, or 5.1% and 5.2%, respectively, of our securities at fair value through profit or loss portfolio.

Our trading portfolio also includes derivative-linked securities, the underlying assets of which were linked to, among other things, interest rates, exchange rates, stock price indices or credit risks. As of December 31, 2022 and 2023, derivative-linked securities in our trading portfolio had a carrying amount of ￦1,626 billion and ￦2,198 billion, or 2.3% and 2.9% of our trading portfolio, respectively. See “—Derivatives Trading.”

The following tables show, as of the dates indicated, the unrealized gains and losses on financial assets at fair value through other comprehensive income and financial assets at amortized cost within our investment portfolio, and the amortized cost and fair value of the portfolio by type of financial asset:

	As of December 31, 2022
	Amortized Cost(7)		Net Unrealized Gain and Loss(8)		Loss Allowance for Expected Credit Losses(9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	35,815	￦	(6,258)	￦	—	￦	29,557
Financial institutions(1)		22,515		(503)		3		22,009
Corporate(2)		26,669		(2,529)		6		24,134
Asset-backed securities(3)		713		(50)		—		663
Others		285		—		—		285

Subtotal		85,997		(9,340)		9		76,648
Equity securities		1,065		1,271		—		2,336

Total financial assets at fair value through other comprehensive income	￦	87,062	￦	(8,069)	￦	9	￦	78,984

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	6,521	￦	(450)	￦	—	￦	6,071
Financial institutions(4)		10,965		(485)		2		10,478
Corporate(5)		10,642		(750)		—		9,892
Asset-backed securities(6)		7,433		(638)		3		6,792
Others		364		(4)		—		360

Total financial assets at amortized cost	￦	35,925	￦	(2,327)	￦	5	￦	33,593

	As of December 31, 2023
	Amortized Cost(7)		Net Unrealized Gain and Loss(8)		Loss Allowance for Expected Credit Losses(9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	37,031	￦	(3,575)	￦	1	￦	33,455
Financial institutions(1)		21,028		(121)		8		20,899
Corporate(2)		23,636		(1,127)		16		22,493
Asset-backed securities(3)		2,029		(65)		1		1,963
Others		179		(63)		—		116

Subtotal		83,903		(4,951)		26		78,926
Equity securities		1,446		1,325		—		2,771

Total financial assets at fair value through other comprehensive income	￦	85,349	￦	(3,626)	￦	26	￦	81,697

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	6,508	￦	(239)	￦	—	￦	6,269
Financial institutions(4)		14,258		(222)		13		14,023
Corporate(5)		9,369		(223)		—		9,146
Asset-backed securities(6)		9,418		(248)		5		9,165
Others		168		(6)		—		162

Total financial assets at amortized cost	￦	39,721	￦	(938)	￦	18	￦	38,765

(1)

Includes debt securities issued by the Bank of Korea, the Korea Development Bank, Industrial Bank of Korea and the Export-Import Bank of Korea in the aggregate amount of ￦14,914 billion as of December 31, 2022 and debt securities issued by Korea Housing Finance Corporation, the Korea Development Bank, the Bank of Korea and Industrial Bank of Korea in the aggregate amount of ￦12,792 billion as of December 31, 2023. These financial institutions are owned or controlled by the Korean government.

(2)

Includes debt securities issued by the Korea Development Bank, Korea Housing Finance Corporation and the Export-Import Bank of Korea in the aggregate amount of ￦1,294 billion as of December 31, 2022 and debt securities issued by Korea Housing Finance Corporation, the Korea Development Bank and Korea Electric Power Corporation in the aggregate amount of ￦1,868 billion as of December 31, 2023. These entities are owned or controlled by the Korean government.

(3)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦564 billion as of December 31, 2022 and ￦1,559 billion as of December 31, 2023. Korea Housing Finance Corporation is owned by the Korean government.

(4)

Includes debt securities issued by the Bank of Korea, the Korea Development Bank, Industrial Bank of Korea and the Export-Import Bank of Korea in the aggregate amount of ￦4,624 billion as of December 31, 2022 and debt securities issued by the Korea Development Bank, the Bank of Korea and Industrial Bank of Korea in the aggregate amount of ￦3,774 billion as of December 31, 2023. These financial institutions are owned or controlled by the Korean government.

(5)

Includes debt securities issued by Korea Housing Finance Corporation and the Korea Development Bank in the aggregate amount of ￦1,104 billion as of December 31, 2022 and debt securities issued by Korea Housing Finance Corporation, the Korea Development Bank and Korea Electric Power Corporation in the aggregate amount of ￦1,738 billion as of December 31, 2023. These entities are owned or controlled by the Korean government.

(6)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦7,134 billion as of December 31, 2022 and ￦9,329 billion as of December 31, 2023. Korea Housing Finance Corporation is owned by the Korean government.

(7)	Gross carrying amount before adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(8)	Net unrealized gain and loss after adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(9)	Loss allowance for expected credit losses in accordance with IFRS 9.

Derivatives Trading

We engage in derivatives trading, including on behalf of our customers. Our trading volume increased from ￦549,312 billion in 2021 to ￦612,302 billion in 2022 and ￦684,128 billion in 2023. Our net trading revenue (expense) from derivatives for the years ended December 31, 2021 (under IFRS 4), 2022 (under IFRS 4), 2022 (under IFRS 17) and 2023 (under IFRS 17) was ￦204 billion, ￦178 billion, ￦161 billion and ￦(431) billion, respectively.

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

The following shows the estimated fair value of our derivatives as of December 31, 2022 and 2023:

	As of December 31,
	2022				2023
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange derivatives(1)	￦	6,520	￦	6,675	￦	4,161	￦	3,862
Interest rate derivatives(1)		2,265		1,560		1,531		1,341
Equity derivatives		584		941		422		747
Credit derivatives		33		17		18		9
Commodity derivatives		3		2		7		6
Others		42		314		19		246

Total	￦	9,447	￦	9,509	￦	6,158	￦	6,211

(1)	Includes those for trading purposes and hedging purposes.

The following table shows certain information related to our derivatives designated as fair value hedges for the years ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022						2023
	Hedging Instruments		Hedged Item		Ineffective Portion		Hedging Instruments		Hedged Item		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	(133)	￦	153	￦	20	￦	(43)	￦	41	￦	(2)
Interest rate derivatives		28		(29)		(1)		7		(6)		1

Total	￦	(105)	￦	124	￦	19	￦	(36)	￦	35	￦	(1)

The following table shows certain information related to our derivatives designated as cash flow hedges for the years ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022						2023
	Hedging Instruments		Effective Portion		Ineffective Portion		Hedging Instruments		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	1	￦	2	￦	(1)	￦	(9)	￦	(8)	￦	(1)
Interest rate derivatives		75		69		6		17		16		1

Total	￦	76	￦	71	￦	5	￦	8	￦	8	￦	—

The following table shows certain information related to financial instruments designated as net investment hedges in foreign operations for the years ended December 31, 2022 and 2023:

	Year Ended December 31,
	2022						2023
	Hedging instruments		Effective Portion		Ineffective Portion		Hedging instruments		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives(1)	￦	(104)	￦	(104)	￦	—	￦	4	￦	4	￦	—
Interest rate derivatives		—		—		—		(23)		(23)		—

Total	￦	(104)	￦	(104)	￦	—	￦	(19)	￦	(19)	￦	—

(1)	Includes the gain (loss) on a non-derivative instrument designated as a hedging instrument.

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ￦9,677 billion in 2021, ￦6,013 billion in 2022 and ￦8,502 billion in 2023, a significant portion of which were public offerings of asset-backed securities.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2023 we had made call loans of ￦7,454 billion and borrowed call money of ￦3,256 billion, compared to ￦6,416 billion and ￦4,154 billion, respectively, as of December 31, 2022.

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

In 2023, we generated net investment banking income of ￦1,685 billion, consisting of ￦620 billion of net interest income and ￦1,065 billion of net non-interest income.

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

As of December 31, 2023, KB Securities operated a brokerage network consisting of 87 branches and sub-branches in Korea. In 2023, KB Securities generated commission income of ￦501 billion through its securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2022		2023
	(in millions of US$)
Total foreign currency assets	US$	65,680	US$	64,606

Foreign currency borrowings:
Borrowings		18,968		16,368
Debentures		8,590		9,590

Total borrowings	US$	27,558	US$	25,958

The table below sets forth our overseas subsidiaries, branches and representative and liaison offices in operation as of December 31, 2023:

Business Unit(1)	Location
Subsidiaries (22)
Kookmin Bank (China) Ltd. (including five branches)	China
KB Microfinance Myanmar Co., Ltd. (including 23 branches)	Myanmar
KB PRASAC Bank Plc. (including 192 branches)	Cambodia
PT Bank KB Bukopin, Tbk (including 173 branches)	Indonesia
KB Bank Myanmar Ltd.	Myanmar
KBFG Securities America Inc.	United States
KB Securities Hong Kong Ltd.	Hong Kong
KB Securities Vietnam Joint Stock Company (including three branches)	Vietnam
KB FINA Joint Stock Company	Vietnam
PT KB Valbury Sekuritas (including 15 branches)	Indonesia
KBFG Insurance (China) Co., Ltd. (including one branch)	China
PT. Kookmin Best Insurance Indonesia (including four branches)	Indonesia
Leading Insurance Services, Inc.	United States
KB Daehan Specialized Bank PLC. (including four branches)	Cambodia
PT. KB Finansia Multi Finance (including 133 branches)	Indonesia
KB J Capital Co., Ltd.	Thailand
i-Finance Leasing Plc. (including four branches)	Cambodia
KB Asset Management Singapore Pte. Ltd.	Singapore
KBAM Shanghai Advisory Services Co., Ltd.	China
KB KOLAO Leasing Co., Ltd. (including one branch)	Laos
PT Sunindo Kookmin Best Finance (including one branch)	Indonesia
PT KB Data Systems Indonesia	Indonesia
Branches (11)
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, London Branch	United Kingdom
Kookmin Bank, Ho Chi Minh City Branch	Vietnam
Kookmin Bank, Hanoi Branch	Vietnam
Kookmin Bank, Hong Kong Branch	Hong Kong
Kookmin Bank, Gurugram Branch	India
Kookmin Bank, Singapore Branch	Singapore
Kookmin Best Insurance Co., Ltd. U.S. Branch	United States
KBFG Investment, Boston Branch	United States
Representative and Liaison Offices (5)
KB Securities Shanghai Representative Office	China
KB Insurance, Hanoi Liaison Office	Vietnam
KB Insurance, Ho Chi Minh City Liaison Office	Vietnam
KB Kookmin Card, Yangon Representative Office	Myanmar
KB Asset Management, Ho Chi Minh City Representative Office	Vietnam

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 109 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 276 financial institutions and as fund administrator for 150 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2023, our fee income from our trustee and custodian services was ￦41 billion and revenue collected as a result of administration of the underlying investments was ￦23 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for both specified money trusts and unspecified money trusts. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of either the net asset value of the assets or the principal under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2023, our basic money trust fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

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

As of December 31, 2023, the total balance of our money trusts was ￦72,416 billion (as calculated in accordance with Statement of Korea Accounting Standard No. 5004, Trust Accounts, and the Enforcement Regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act, which we refer to as an “SKAS basis”). As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest as well as trust accounts for which we guarantee only the repayment of the principal amount.

	As of December 31,
	2022		2023
	(in billions of Won)
Principal and interest guaranteed trusts(1)	￦	0.1	￦	0.1
Principal guaranteed trusts(1)		3,741		3,615
Performance trusts(1)(2)		63,604		68,801

Total	￦	67,345	￦	72,416

(1)	Calculated on an SKAS basis.
(2)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 7.5% between December 31, 2022 and December 31, 2023. As of December 31, 2023, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2023, on an SKAS basis, our trust accounts had invested in securities in the aggregate amount of ￦27,769 billion, of which ￦18,691 billion was debt securities and derivative-linked securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities, derivative-linked securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2023, on an SKAS basis, our trust accounts had made loans in the principal amount of ￦275 billion (excluding loans from the trust accounts to our banking accounts of ￦5,011 billion), which accounted for 0.4% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2023, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On an SKAS basis, as of December 31, 2023, equity securities in our money trust accounts amounted to ￦9,082 billion, which accounted for 12.2% of our total money trust assets. Of this amount, ￦8,958 billion was from specified money trusts and ￦124 billion was from unspecified money trusts.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2021, 2022 and 2023, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On an SKAS basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ￦281 billion in 2021, ￦176 billion in 2022 and ￦212 billion in 2023.

Property Trust Management Services

We also offer property trust management services, where we manage non-monetary assets in return for a fee. Non-monetary assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2023, our basic property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. On an SKAS basis, as of December 31, 2023, the aggregate balance of our property trusts was ￦28,113 billion, compared to ￦12,025 billion as of December 31, 2022.

Under IFRS, the property trusts are not consolidated within our financial statements.

Investment Trust Management

Through KB Asset Management and KB Securities, we offer investment trust products to customers and manage the funds invested by them in investment trusts. As of December 31, 2023, KB Asset Management and KB Securities had an aggregate of ￦86,870 billion of investment trust assets under management.

Insurance

Non-Life Insurance

Through a series of acquisitions of stock between June 2015 and December 2016 for an aggregate of ￦1.1 trillion, followed by a tender offer in May 2017 and a comprehensive stock swap effected in July 2017, we acquired all of the outstanding shares of KB Insurance Co., Ltd. (formerly named LIG Insurance Co., Ltd.), as a result of which KB Insurance became our wholly-owned subsidiary. KB Insurance offers a variety of non-life insurance products, including principally the following:

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

The following table sets forth certain information regarding the operations of KB Insurance, on a standalone basis, as of the dates or for the periods indicated:

	As of or for the Year Ended December 31,
	2021		2022		2023
	(in billions of Won, except as otherwise indicated)
Total policies in force (in thousands)		18,522		19,579		20,876
Number of new policies sold (in thousands)		10,604		10,818		9,595
Gross direct written premiums(1)	￦	11,524	￦	12,233	￦	12,752
Long-term insurance		7,233		7,841		8,383
Automobile insurance		2,668		2,816		2,938
General property and casualty insurance		1,167		1,292		1,249
Other		456		285		182
Net earned premiums(2)	￦	10,298	￦	10,889	￦	11,340
Loss ratio(3)		84.95%		82.51%		82.15%
Solvency ratio(4)(5)		179.39%		171.66%		216.04	%(6)(7)

(1)	The amount of direct written premiums recognized in a specified period in respect of policies in force during such period, on a standalone basis.
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

(3)	The ratio of (i) total claims paid for the specified period to (ii) net earned premiums for such period, on a standalone basis.
(4)	Known as “risk-based capital adequacy ratio” as of December 31, 2021 and 2022, prior to the implementation of K-ICS.
(5)

Calculated in accordance with the applicable requirements of the Financial Supervisory Service. See “—Regulation and Supervision—Principal Regulations Applicable to Insurance Companies—Capital Adequacy.”

(6)	Calculated in accordance with IFRS 17 and is not directly comparable to the figures as of December 31, 2022 and 2021, which are calculated in accordance with IFRS 4.
(7)	Preliminary.

KB Insurance operates a multi-channel distribution platform in Korea, comprising agencies (which are independent insurance brokerage companies), a network of financial consultants, bancassurance arrangements with commercial banks and other financial institutions, direct marketing channels (including home shopping television networks and the Internet) and a corporate sales force.

As of December 31, 2023, KB Insurance had ￦34,950 billion of general account investment assets on a standalone basis, of which domestic debt securities, loans, beneficiary certificates, domestic equity securities and overseas securities accounted for 48.5%, 17.9%, 21.4%, 0.3% and 9.7%, respectively.

Life Insurance

In January 2023, in order to maximize the synergy effects in our life insurance operations, we merged the Former KB Life Insurance with and into Prudential Life Insurance, with the surviving entity being called KB Life Insurance Co., Ltd. Through KB Life Insurance, we offer a variety of individual and group life insurance products, including annuities, savings insurance, variable life insurance, whole life insurance and term life insurance as well as health insurance. We utilize our multi-channel distribution platforms to market these products, which includes sales through agencies, financial consultants, telemarketers and bancassurance arrangements with commercial banks and other financial institutions.

In 2023, KB Life Insurance generated gross premium of ￦3,583 billion, on a standalone basis. As of December 31, 2023, KB Life Insurance had ￦24,722 billion of general account investment assets on a standalone basis, of which domestic debt securities, beneficiary certificates, loans, domestic equity securities and overseas securities accounted for 81.0%, 13.1%, 0.0%, 0.2% and 5.7%, respectively. Based on preliminary data, which are subject to change, KB Life Insurance had a solvency ratio of 308.0% as of December 31, 2023.

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

Currently, our bancassurance business has alliances with 22 life insurance companies (including our subsidiary, KB Life Insurance) and 11 non-life insurance companies (including our subsidiary, KB Insurance) and offers 105 different products through our branch network. These products are composed of 82 types of life insurance policies, such as annuities, savings insurance and variable life insurance, and 23 types of non-life insurance products. In 2023, our commission income from our bancassurance business amounted to ￦102.3 billion.

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

In February 2013, the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Land, Transport and Maritime Affairs) designated us as one of the managers of the National Housing and Urban Fund. In 2023, we received total fees of ￦27 billion for managing the National Housing and Urban Fund, compared to ￦29 billion in 2022 and ￦33 billion in 2021.

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

Distribution Channels

Banking Branch Network

As of December 31, 2023, Kookmin Bank operated a network of 797 branches and sub-branches in Korea, which was one of the largest branch networks among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 37.8% of our branches and sub-branches are located in Seoul, and approximately 20.8% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2023:

Area	Number of Branches	Percentage
Seoul	301	37.8%
Six largest cities (other than Seoul)	166	20.8
Other	330	41.4

Total	797	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2023, we had two branches that primarily handled large corporate banking.

In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2023, we had 4,329 ATMs.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The aggregate number of transactions conducted using our ATMs amounted to approximately 251 million in 2021, 224 million in 2022 and 205 million in 2023.

Other Banking Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions of the other banking channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2021	2022	2023
Internet banking:
Number of users(1)	26,415,723	27,711,718	28,767,620
Number of transactions (thousands)(2)	18,941,829	4,827,755	4,403,908
Phone banking:
Number of users(3)	5,076,733	5,076,895	5,075,039
Number of transactions (thousands)(2)	62,835	51,594	43,922
Smartphone banking:
Number of users(4)	17,930,859	19,584,887	20,909,030
Number of transactions (thousands)(2)	20,828,944	21,741,324	21,876,061

(1)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our Internet banking services.
(2)	Number of transactions includes balance and transaction inquiries, fund transfers and other transactions.
(3)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our phone banking services.
(4)	Number of users is defined as the total cumulative number of retail customers who have registered through our branch offices, or the customers’ smartphones, to use our smartphone banking services.

Internet Banking

Our goal is to consolidate our position as a market leader in online banking. Our Internet banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, pre-set automatic transfers, product inquiries, online bill and tax payments and foreign exchange services;

•	investment services, including opening deposit accounts and investing in funds;

•	processing of loan applications;

•	electronic certification services, which permit users to authenticate their identity and transactions on a confidential basis through digital signatures; and

•	wealth management and advisory services, including financial planning and real estate information services.

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

We also continue to develop innovative mobile applications that cater to specific customer needs and lifestyles. For example, we offer “Liiv Next,” a finance platform that provides easy-to-use banking services such as wire transfers and electronic payments as well as a variety of non-banking services such as games and quizzes to our younger “Generation Z” customers. We also offer a range of other mobile applications, including “Liiv Talk Talk,” our mobile peer-to-peer payment and messaging application, “KB Liiv M,” a mobile virtual network operator (MVNO) that offers a fusion of finance and mobile services and “KB Real Estate,” our new cloud-based real estate application that provides various information on real properties. We also offer MyData services through several channels including KB Star Banking, our mobile banking application, KB Pay, our credit card services application, and KB M-able, our securities trading application.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information.

Distribution Channels for Other Services

Through our non-banking subsidiaries, we operate a network of dedicated branches and other distribution channels through which our customers can access credit card, securities brokerage, insurance and consumer finance products and services. The following table sets forth information regarding the number and geographical distribution of the branches in Korea operated by KB Kookmin Card, KB Securities and KB Insurance as of December 31, 2023:

Area	KB Kookmin Card	KB Securities	KB Insurance
Seoul	6	33	52
Six largest cities (other than Seoul)	8	16	69
Other	11	38	141

Total	25	87	262

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

Furthermore, the introduction of Internet-only banks in Korea has led to an increase in competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which Kookmin Bank held a 4.9% equity interest as of December 31, 2023, commenced operations in July 2017. Most recently, Toss Bank, another Internet-only bank, commenced operations in October 2021.

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

Moreover, the Korean financial industry is undergoing significant consolidation. The number of nationwide commercial banks in Korea has decreased from 16 as of December 31, 1997, to six as of December 31, 2023. A number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014, which established a new financial holding company, Woori Financial Group Inc., in January 2019. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in Tong Yang Life Insurance Co., Ltd. and Allianz Life Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life

Insurance Co., Ltd. in 2017. Meanwhile, Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020, and subsequently merged with and into Shinhan Life Insurance Co., Ltd. in July 2021. In 2022, Shinhan Financial Group also acquired BNP Paribas Cardif General Insurance, which was subsequently renamed Shinhan EZ General Insurance. In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd., one of the largest securities companies in Korea in terms of capital. We expect that consolidation in the Korean financial industry will continue. The financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, may seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

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

Our mainframe-based banking and X86 Linux-based credit card systems are designed to ensure continuity of services even where there is a failure of the host data center due to a natural disaster or other accidents by utilizing backup systems in disaster recovery data centers. In addition, through the implementation of Parallel Sysplex, a “multi-CPU system,” our bank and credit card systems are designed and operated to be able to process transactions without material interruption in the event of CPU failure. From 2019 to 2020, we implemented a next-generation credit card IT system that applies an enhanced platform to ensure greater flexibility and versatility, as well as a banking IT system designed to promote digital transformation and innovation in our IT infrastructure. In addition, we implemented new technologies, including Multi Channel Integration and Enterprise Application Integration systems, to standardize our IT system and better manage IT system operational risk.

The integrity of our IT systems, and their ability to withstand potential catastrophic events (such as natural calamities and internal system failures), are crucial to our continuing operations. We currently test our disaster recovery systems on a quarterly basis using a new disaster recovery system that has been implemented to ensure the continuity of our operations. For additional information, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Operational Risk Management” and “Item 16K. Cybersecurity.”

In 2023, we spent approximately ￦869 billion for our IT system implementation and operations, including expenses related to the construction of new IT systems, implementation of hardware and software technologies and other new systems, as well as related labor costs.

As of December 31, 2023, we employed a total of 2,446 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our operations and our assets and liabilities. Except as otherwise indicated, amounts as of and for the years ended December 31, 2021, 2022 and 2023 are presented on a consolidated basis under IFRS.

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

Loan Portfolio

As of December 31, 2023, our total loan portfolio was ￦450,268 billion compared to ￦437,200 billion as of December 31, 2022. As of December 31, 2023, 89.9% of our total loans were Won-denominated loans compared to 89.5% as of December 31, 2022.

Loan Types

The following table presents loans by type as of the dates indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2022		2023
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	149,339	￦	151,892
Large corporate(1)		50,451		58,026
Retail
Mortgage and home equity		121,429		125,338
Other consumer		61,663		58,678
Credit cards		22,562		22,311

Total domestic		405,444		416,245
Foreign		31,756		34,023

Total gross loans	￦	437,200	￦	450,268

(1)

Large corporate loans include ￦1,306 billion and ￦1,894 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2022 and 2023, respectively.

Loan Concentrations

On a consolidated basis, our exposure to any single person (including an individual or an entity) or any single borrower (any single person together with any individual and/or entity that shares the same credit risk with such person) is limited by law to 20% and 25%, respectively, of our “net aggregate equity capital,” as defined under the Enforcement Decree of the Financial Holding Company Act. See “—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Financial Exposure to Any Individual Customer and Major Investor.” In addition, Kookmin Bank’s exposure to any single person or any single borrower is limited by the Bank Act to 20% and 25%, respectively, of its total Tier I and Tier II capital. Starting in 2024, Basel III also restricts the total exposure of a bank to any single counterparty or counterparty group to 25% (or 20% in the case of domestic or global systemically important banks) of the bank’s total Tier I capital.

Loan Concentration by Industry

The following table presents the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2022 and 2023:

	As of December 31,
	2022			2023
Industry	Amount		%	Amount		%
	(in billions of Won, except percentages)
Services	￦	98,447	43.5%	￦	106,786	44.8%
Manufacturing		53,157	23.5		51,480	21.6
Wholesale and retail		29,700	13.1		29,700	12.5
Financial institutions		23,406	10.3		24,938	10.5
Construction		6,844	3.0		6,984	2.9
Public sector		1,940	0.9		2,259	0.9
Others		12,846	5.7		16,108	6.8

Total	￦	226,340	100.0%	￦	238,255	100.0%

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2023. The amounts disclosed are before deduction of allowances for loan losses:

	1 Year or Less		Over 1 Year But Not More Than 5 Years		Over 5 Years But Not More Than 15 Years		Over 15 Years		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	107,149	￦	37,148	￦	6,032	￦	1,563	￦	151,892
Large corporate		33,522		19,250		3,544		1,710		58,026

Total corporate		140,671		56,398		9,576		3,273		209,918
Retail
Mortgage and home equity		18,577		20,584		6,670		79,507		125,338
Other consumer		34,805		15,232		4,199		4,442		58,678

Total retail		53,382		35,816		10,869		83,949		184,016
Credit cards		18,000		4,004		307		—		22,311

Total domestic		212,053		96,218		20,752		87,222		416,245
Foreign:		14,078		11,930		7,711		304		34,023

Total	￦	226,131	￦	108,148	￦	28,463	￦	87,526	￦	450,268

Interest Rate Sensitivity

The following table shows, as of December 31, 2023, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	Fixed Rate(1)		Variable or adjustable rates(2)		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	19,747	￦	24,996	￦	44,743
Large corporate		11,469		13,036		24,505

Total corporate		31,216		38,032		69,248
Retail
Mortgage and home equity		17,120		89,641		106,761
Other consumer		10,062		13,810		23,872

Total retail		27,182		103,451		130,633
Credit cards		4,311		—		4,311
Total domestic		62,710		141,483		204,193

Foreign:		12,050		7,895		19,945

Total	￦	74,760	￦	149,378	￦	224,138

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Non-Trading Activities.”

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with the borrower and its other creditors, seek to restore the borrower’s financial stability and viability. Previously, workouts were regulated under a series of Corporate Restructuring Promotion Acts, which expired on June 30, 2018. In September 2018, the National Assembly of Korea adopted a new Corporate Restructuring Promotion Act, which became effective in October 2018 and expired as scheduled in October 2023. In December 2023, the National Assembly enacted another new Corporate Restructuring Promotion Act, which will remain effective until 2026. Under the Corporate Restructuring Promotion Act, creditors of a financially troubled borrower may participate in a creditors’ committee, which is authorized to prohibit such creditors from exercising their rights against the borrower, commence workout procedures and approve or make revisions to a reorganization plan prepared by the lead creditor bank, the borrower and external experts. The composition of the creditors’ committee is determined at the initial meeting of the committee by the approval of creditors holding not less than 75% of the borrower’s total outstanding debt held by creditors who were notified of the initial meeting of the committee. Although creditors that are not financial institutions or hold less than 1% of the total outstanding debt of the borrower need not be notified of the initial meeting of the creditors’ committee, if such creditors wish to participate, they may not be excluded. Any decision of the creditors’ committee requires the approval of creditors holding not less than 75% of the total outstanding debt of the borrower. However, if a single creditor holds 75% or more of the borrower’s total outstanding debt held by the creditors comprising the creditors’ committee, any decision of the creditors’ committee requires the approval of not less than 40% of the total number of creditors (including such single creditor) comprising the committee. An additional approval of creditors holding not less than 75% of the secured debt is required with respect to the borrower’s debt restructuring. Once approved, any decision made by the creditors’ committee is binding on all creditors of the borrower, with the exception of those creditors that were excluded by a resolution of the committee at its initial meeting and those who exercised their right to request that their claims be purchased. Creditors that voted against commencement of workout, approval or revision of the reorganization plan, debt restructuring, granting of new credit, extension of the joint management process or other resolutions of the committee have the right to request the creditors that voted in favor of such matters to purchase their claims at a mutually agreed price. In the event that the parties are not able to agree on the terms of purchase, a coordination committee consisting of experts would determine the terms. The creditors that oppose a decision made by the coordination committee may request a court to change such decision.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2023, ￦739 billion or 0.12% of our total loans were in workout, restructuring or rehabilitation. This included ￦93 billion of loans to large corporate borrowers and ￦646 billion of loans to small- and medium-sized enterprises.

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

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2022		2023
	(in billions of Won, except percentages)
Total non-performing loans	￦	1,915	￦	2,379
As a percentage of total loans		0.4%		0.5%

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2022			2023
	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	123	6.4%	￦	201	8.5%
Large corporate		51	2.7		96	4.0

Total corporate		174	9.1		297	12.5
Retail
Mortgage and home equity		135	7.1		199	8.4
Other consumer		173	9.0		252	10.6

Total retail		308	16.1		451	19.0
Credit cards		91	4.7		63	2.6

Total domestic		573	29.9		811	34.1
Foreign:		1,342	70.1		1,568	65.9

Total non-performing loans	￦	1,915	100.0%	￦	2,379	100.0%

Top 20 Non-Performing Loans

As of December 31, 2023, our 20 largest non-performing loans accounted for 13.9% of our total non-performing loan portfolio. The following table shows, as of December 31, 2023, certain information regarding our 20 largest non-performing loans:

	Industry	Gross Principal Outstanding		Allowances for Loan Losses(1)
	(in billions of Won)
Borrower A	Others	￦	66	￦	19
Borrower B	Services		38		11
Borrower C	Construction		30		14
Borrower D	Financial institutions		27		6
Borrower E	Wholesale and retail		21		6
Borrower F	Financial institutions		18		2
Borrower G	Others		16		2
Borrower H	Others		16		2
Borrower I	Financial institutions		15		3
Borrower J	Services		12		10
Borrower K	Construction		10		1
Borrower L	Manufacturing		9		9
Borrower M	Construction		8		2
Borrower N	Manufacturing		8		8
Borrower O	Services		7		2
Borrower P	Wholesale and retail		7		7
Borrower Q	Construction		6		2
Borrower R	Construction		6		3
Borrower S	Others		6		5
Borrower T	Services		5		4

Total		￦	331	￦	118

(1)	If the estimated recovery value of collateral for a non-performing loan is sufficient compared to the outstanding loan balance, we record no allowances for loan losses for such non-performing loan.

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

In addition, we use the services of KB Kookmin Card’s wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd. (which KB Kookmin Card acquired from us in June 2023), which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (28 days on average in the case of credit card loans). KB Credit Information has approximately 122 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged-off loans that are recovered. In 2021, 2022 and 2023, the amount recovered was ￦257 billion, ￦238 billion and ￦316 billion, respectively.

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

Regulatory Reserve for Credit Losses

If our allowances for credit losses are deemed insufficient for regulatory purposes, we are required to compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within our retained earnings. Regulatory reserve for credit losses are not available for distribution to shareholders as dividends. The level of regulatory reserve for credit losses required to be recorded is equal to the amount by which our allowances for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel III and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on standards prescribed by the Financial Services Commission. In November 2023, the Financial Services Commission amended the Regulation on Supervision of Banking Business to allow the Financial Services Commission to ask banks to increase their reserves for credit losses if the banks’ existing allowances and reserves for credit losses are deemed insufficient to cover their expected future losses, taking into account a number of factors, including the banks’ existing allowances and reserves for credit losses, expected changes in delinquency rates or the level of distressed debt and general market conditions. As of December 31, 2023, our regulatory reserve for credit losses was ￦4,321 billion.

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

Loan Classifications	Corporate(1)		Consumer	Credit Card Balances(2)	Credit Card Loans(3)
Normal	0.85% or above	(4)	1% or above	1.1% or above	2.5% or above
Precautionary	7% or above		10% or above	40% or above	50% or above
Substandard	20% or above		20% or above	60% or above	65% or above
Doubtful	50% or above		55% or above	75% or above	75% or above
Estimated loss	100%		100%	100%	100%

(1)	Subject to certain exceptions pursuant to the Banking Industry Supervision Regulations of Korea.
(2)	Applicable for credit card balances from general purchases.
(3)	Applicable for cash advances, card loans and revolving credit card assets.
(4)	Or 0.90% or above for certain industries that are more vulnerable to fluctuations in market conditions, such as the construction, retail and wholesale, lodging and food, and real estate industries.

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

Treatment of Loans Charged Off

Once loans are charged off, we classify them as charged-off loans and remove them from our balance sheet. These loans are managed based on a different set of procedures. We continue our collection efforts in respect of these loans, including through KB Kookmin Card’s subsidiary, KB Credit Information, although loans may be charged off before we begin collection efforts in some circumstances.

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

Net Charge-Offs

The following table presents our net charge-offs for each of the years indicated:

	For the Year Ended December 31,
	2021 (IFRS 4)					2022 (IFRS 4)					2022 (IFRS 17)					2023 (IFRS 17)
	Average Loans		Net Charge-Offs		Net Charge-Offs/ Average Loans	Average Loans		Net Charge-Offs		Net Charge-Offs/ Average Loans	Average Loans		Net Charge-Offs		Net Charge-Offs/ Average Loans	Average Loans		Net Charge-Offs		Net Charge-Offs/ Average Loans
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	129,410	￦	(11)	0.0%	￦	148,198	￦	(3)	0.0%	￦	153,128	￦	(3)	0.0%	￦	153,629	￦	47	0.0%
Large corporate		39,458		100	0.3		48,974		72	0.1		50,655		72	0.1		55,240		162	0.3

Total corporate		168,868		89	0.1		197,172		69	0.0		203,783		69	0.0		208,869		209	0.1
Retail
Mortgage and home equity		116,102		(28)	0.0		119,039		(9)	0.0		119,039		(9)	0.0		120,640		2	0.0
Other consumer		71,587		234	0.3		69,789		204	0.3		69,841		204	0.3		62,050		331	0.5

Total retail		187,689		206	0.1		188,828		195	0.1		188,880		195	0.1		182,690		333	0.2
Credit cards		19,923		289	1.5		22,103		327	1.5		22,126		327	1.5		22,837		555	2.4
Total domestic		376,480		584	0.2		408,103		591	0.1		414,789		591	0.1		414,396		1,097	0.3

Foreign:		22,580		120	0.5		32,309		509	1.6		24,412		509	2.1		34,045		372	1.1

Total	￦	399,060	￦	704	0.2%	￦	440,412	￦	1,100	0.2%	￦	439,201	￦	1,100	0.3%	￦	448,441	￦	1,469	0.3%

Investment Portfolio

Investment Policy

We invest in and trade Won-denominated and, to a lesser extent, foreign currency-denominated securities for our own account to:

•	maintain the stability and diversification of our assets;

•	maintain adequate sources of back-up liquidity to match our funding requirements; and

•	supplement income from our core lending activities.

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

Financial assets at amortized cost	Financial assets held with a business model whose objective is to hold assets in order to collect contractual cash flows, and are consistent with representing solely payments of principal and interest on the principal amount outstanding.

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments.

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2023:

	Within 1 Year		Weighted Average Yield(1)	Over 1 But within 5 Years		Weighted Average Yield(1)	Over 5 But within 10 Years		Weighted Average Yield(1)	Over 10 Years		Weighted Average Yield(1)	Total		Weighted Average Yield(1)
	(in billions of Won, except percentages)
Financial assets at fair value through other comprehensive income:
Korean treasury securities and government agencies	￦	2,378	1.90%	￦	8,874	3.02%	￦	4,616	2.25%	￦	17,587	2.03%	￦	33,455	2.31%
Debt securities issued by financial institutions		7,428	2.84		12,726	3.54		227	2.90		518	4.02		20,899	3.30
Corporate debt securities		5,822	2.69		10,785	2.85		2,131	3.21		3,755	2.95		22,493	2.86
Asset-backed securities		164	2.66		1,094	3.76		275	2.49		430	3.11		1,963	3.35

Total	￦	15,792	2.64%	￦	33,479	3.19%	￦	7,249	2.56%	￦	22,290	2.25%	￦	78,810	2.76%

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	587	1.96%	￦	4,661	1.30%	￦	1,260	1.69%	￦	—	—	￦	6,508	1.44%
Debt securities issued by financial institutions		4,383	2.84		7,774	4.13		899	6.67		1,202	1.95%		14,258	3.71
Corporate debt securities		3,040	2.56		5,684	2.45		645	1.70		—	—		9,369	2.43
Asset-backed securities		761	2.21		6,798	2.66		1,784	2.45		75	3.51		9,418	2.59

Total	￦	8,771	2.63%	￦	24,917	2.82%	￦	4,588	2.96%	￦	1,277	2.04%	￦	39,553	2.77%

Total	￦	24,563	2.64%	￦	58,396	3.03%	￦	11,837	2.72%	￦	23,567	2.24%	￦	118,363	2.76%

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and time deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 73.7% of total funding as of December 31, 2022 and 74.6% of total funding as of December 31, 2023.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2021 (IFRS 4)			2022 (IFRS 4)			2022 (IFRS 17)			2023 (IFRS 17)
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	￦	5,263	—	￦	5,427	—	￦	5,452	—	￦	5,030	—
Interest bearing		180,936	0.15%		182,468	0.25%		183,252	0.24%		158,849	0.44%
Time deposits		158,795	1.20		187,934	2.11		192,357	2.11		224,323	3.98
Certificates of deposit		3,618	0.86		5,511	2.36		5,512	2.36		10,418	4.07

Average total deposits	￦	348,612	0.65%	￦	381,340	1.21%	￦	386,573	1.22%	￦	398,620	2.55%

(1)	Average balances are based on daily balances for our banking, credit card and securities operations and monthly or quarterly balances for our other operations.

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

Our total uninsured deposits, including uninsured deposits at our foreign branches, amounted to ￦343,002 billion, ￦299,356 billion, ￦303,961 billion and ￦310,380 billion as of December 31, 2021 (under IFRS 4), 2022 (under IFRS 4), 2022 (under IFRS 17) and 2023 (under IFRS 17), respectively.

Uninsured Time Deposits

The following table presents the remaining maturities of our uninsured time deposits, including uninsured time deposits at our foreign subsidiaries, as of December 31, 2023:

	As of December 31, 2023
	(in billions of Won)
Maturing within three months	￦	117,282
After three but within six months		45,697
After six but within 12 months		72,716
After 12 months		12,484

Total	￦	248,179

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Financial Holding Company Act, last amended in September 2023, regulates Korean financial holding companies and their subsidiaries. The entities that regulate and supervise Korean financial holding companies and their subsidiaries are the Financial Services Commission and the Financial Supervisory Service.

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

A bank holding company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, has been required to maintain a total minimum consolidated capital adequacy ratio of 11.5% (including applicable additional capital buffers and requirements as described below) since January 2019, although such minimum ratio will increase to 12.5% in May 2024. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlements (or BIS) standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of common equity Tier I capital, additional Tier I capital and Tier II capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

Pursuant to regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% in 2022 and 2023, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. In May 2023, the Financial Services Commission announced that a counter-cyclical capital buffer of 1.0% would apply from May 1, 2024, while maintaining an additional conservation buffer of 2.5% in 2024. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2023 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2023. In July 2023, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2024, which would again subject us to an additional capital requirement of 1.0% in 2024. All such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets set forth above.

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

Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is also prohibited from owning the shares of the financial holding company controlling that direct or indirect subsidiary. The transfer of certain assets classified as precautionary or below between a financial holding company and its direct or indirect subsidiary or between the direct and indirect subsidiaries of a financial holding company is prohibited except for:

(1)	transfers to a special purpose company, or entrustment with a trust company, for an asset-backed securitization transaction under the Asset-Backed Securitization Act;

(2)	transfers or in-kind contributions to a corporate restructuring vehicle under the Corporate Restructuring Investment Companies Act; and

(3)	transfers to a corporate restructuring company under the Industrial Development Act.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches are required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% in 2022 and 2023, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and may be fully or partially enforced in 2024. In May 2023, the Financial Services Commission announced that a counter-cyclical capital buffer of 1.0% would apply from May 1, 2024. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2023 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2023. In July 2023, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2024, which would again subject us to an additional capital requirement of 1.0% in 2024. All such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets set forth above.

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

•

maintain a liquidity coverage ratio (defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period) of not less than 100% (such requirement was temporarily reduced to 92.5% until June 2023 in response to the COVID-19 pandemic, which was increased to 95.0% until June 2024 as part of the normalization measures);

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

For foreign currency deposit liabilities, a 2% minimum reserve ratio is applied to time deposits with a maturity of one month or longer, certificates of deposit with a maturity of 30 days or longer and savings deposits with a maturity of six months or longer and a 7% minimum reserve ratio is applied to other deposits. A 1% minimum reserve ratio applies to deposits in offshore accounts, immigrant accounts and resident accounts opened by financial institutions (excluding bank holding companies) and the Export-Import Bank of Korea, as well as foreign currency certificates of deposit held by account holders of such offshore accounts, immigrant accounts and resident accounts opened by such financial institutions.

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

•	submit periodic reports with respect to the maintenance of these ratios (monthly reports for the net stable funding ratio and quarterly reports for the leverage ratio).

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

Regulations Relating to Retail Household Loans

The Financial Services Commission has implemented a number of changes in recent years to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•

as to any new loans secured by housing (including apartments) located nationwide, the loan to value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 70%;

•

as to any new loans secured by housing (including apartments) located in “excessive investment,” “high speculation” or “adjustment target” areas, in each case as designated by the government, the loan to value ratio should not exceed 50%, except that such maximum loan-to-value ratio shall be 70% for low-income households that (i) have a combined annual income of no more than ￦90 million, (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at no more than ￦900 million (or ￦800 million in the case of adjustment target areas as designated by the Minister of Land, Infrastructure and Transport);

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

•

as to any new loans secured by housing (including apartments) located in excessive investment or high speculation areas, in each case as designated by the government, the borrower’s debt-to-income ratio (calculated as (1) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and existing mortgage and home equity loans and (y) the interest on other borrowings of the borrower over (2) the borrower’s annual income) should not exceed 40%, except that such maximum debt-to-income ratio is increased to 60% for (i) low-income households that (x) have an annual income of less than ￦90 million, (y) do not currently own any housing and (z) are using the loan to purchase low-price housing valued at ￦900 million or less (￦800 million or less in the case of adjustment target areas) or (ii) first-time homebuyers;

•

as to any new loans secured by housing (including apartments) located in adjustment target areas designated by the government, the borrower’s debt-to-income ratio should not exceed 50%, except that such maximum debt-to-income ratio is increased to 60% for low-income households that (a)(i) have an annual income of less than ￦90 million, (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at ￦800 million or less or (b) are first-time homebuyers; and

•

as to any new loans extended to a household that has already obtained loans in an aggregate principal amount of more than ￦100 million (including the new loan being applied for), the borrower’s debt-service-ratio (calculated as (1) the aggregate annual total payment amount of the principal of and interest on financial liabilities, including the loans secured by such high-priced housing, divided by (2) the borrower’s annual income) should not exceed 40% unless otherwise specified by the applicable regulations.

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

Capital Adequacy

Pursuant to the solvency requirements implemented by the Financial Services Commission, insurance companies in Korea are required to maintain a statutory ratio of available capital to required capital of not less than 100% on a consolidated basis (although a risk-based capital adequacy ratio of not less than 150% is still considered standard in the Korean insurance industry). Solvency requirements require insurance companies to hold adequate capital to cover their exposures to life/long-term non-life insurance risk, general non-life insurance risk, market risk, credit risk and operational risk by reflecting such risks in their calculation of required capital. The statutory solvency ratio for insurance companies is computed by dividing available capital by required capital. Available capital of an insurance company is computed as the sum of, among other things, capital stock, reserve for policyholder dividends and bad debt allowance after deducting the amount of assets and/or capital from the financial soundness balance sheet that are recognized by the governor of the Financial Supervisory Service as unable to be used to cover losses incurred by unforeseen risks of an insurance company, such as stock discounts and treasury stocks. Required capital is calculated based on the sum of (a) basic required capital, which is calculated as the sum of (i) the square root of the sum of the squares of (w) life/long-term non-life insurance risk, (x) general non-life insurance risk amounts, (y) credit risk amounts and (z) market risk amounts, and (ii) operating risk amounts, with each risk amount being calculated in accordance with the detailed criteria set forth under the Regulation on Supervision of Insurance Business and the Detailed Enforcement Regulations on Insurance Supervision, and (b) (xx) other required capital, which is the required capital for subsidiaries or other entities to which basic required capital is difficult to apply, which is calculated in accordance with the criteria set forth by the governor of the Financial Supervisory Service minus (yy) the amount of adjusted corporate tax calculated in accordance with the criteria determined by the governor of the Financial Supervisory Service as the amount of loss that can be compensated by increased net deferred corporate tax assets, in the event the loss corresponds to the amount of the basic required capital.

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

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of March 31, 2024:

Business Network

KB Financial Group

KB Financial Group Inc.
(As of Mar 31, 2024)

- **KB Kookmin Bank** 100%
  - Kookmin Bank(China) Limited 100%
  - KB Microfinance Myanmar Co., Ltd 100%
  - KB BANK MYANMAR LTD 100%
  - KB PRASAC BANK 100%
  - PT Bank KB Bukopin,Tbk. 66.88%
    *KB Kookmin Bank: 66.88%, PT KB Valbury Sekuritas: 0.24%
    PT KB Insurance Indonesia: 0.10%,
    PT KB Finansia Multi Finance: 0.29%,
    PT Sunindo Kookmin Best Finance: 0.06%
    - PT Bukopin Finance 99.24%
    - PT Bank Syariah Bukopin 95.92%
- **KB Securities** 100%
  - KBFG Securities America Inc. 100%
  - KB Securities Hong Kong Ltd. 100%
  - KB SECURITIES VIETNAM JOINT STOCK COMPANY 99.81%
  - KB-TS Technology Venture Private Equity Fund 16.00%
  - KB-Stonebridge Secondary Private Equity Fund 4.16%
  - KB-SPROTT Renewable Private Equity Fund I 7.69%
  - KB-SP Private Equity Fund IV 15.37%
  - KB-NAU Special Situation Corporate Restructuring Private Equity Fund 6.00%
  - KB Material and Parts No.1 PEF 14.47%
  - U-KB Credit No.1 Private Equity I 23.26%
  - KB-SBI Global Strategic Capital Fund 19.06%
  - KB FINA JOINT STOCK COMPANY 77.82%
  - PT KB Valbury Sekuritas 65.00%
- **KB Insurance** 100%
  - KB Claims Survey & Adjusting Co., Ltd. 100%
  - KB Sonbo Customer & Service 100%
  - Leading Insurance Services, Inc 100%
  - KBFG Insurance(China) Co., Ltd 100%
  - PT. KB Insurance Indonesia 70.00%
  - KB Healthcare Co., Ltd. 100%
- **KB Kookmin Card** 100%
  - KB Credit Information 100%
  - KB Daehan Specialized Bank Plc. 97.45%
  - PT KB Finansia Multi Finance 80.00%
  - KB J Capital Co., Ltd 77.40%
  - i-Finance Leasing Plc. 99.99%
    *KB Kookmin Card: 99.99%, KB Daehan Specialized Bank Plc.: 0.00%
- **KB Life Insurance** 100%
  - KB Life Partners Co., Ltd 100%
  - KB Golden Life Care Co., Ltd. 100%
- **KB Asset Management** 100%
  - KB Asset Management Singapore Pte. Ltd. 100%
    - Mangrove Master Fund 100%
    - Mangrove Feeder Fund 100%
  - KBAM Shanghai Advisory Services Co., Ltd. 100%
  - PT Valbury Capital Management 70%
  - KB Co-Investment 1st Private Equity Fund 0.93%
  - KB Mezzanine Capital 4th Private Equity Fund 2.56%
- **KB Capital** 100%
  - KB KOLAO LEASING Co., Ltd 51.00%
    * KB Capital: 51.00%, KB Kookmin Card: 29.00%
  - PT. Sunindo Kookmin Best Finance 85.00%
  - Teamwink Inc. 95.95%
- **KB Real Estate Trust** 100%
- **KB Savings Bank** 100%
- **KB Investment** 100%
  - KoFC Value-up PEF 10.77%
  - FineKB Private Equity Fund No.1 25.00%
  - KB Bio Global Expansion Private Equity Fund No.1 26.32%
  - KB-Badgers Future Mobility ESG Fund 1 13.64%
  - FineKB Private Equity Fund No.2 0.85%
- **KB Data Systems** 100%
  - PT KB Data Systems Indonesia 95.10%
    *KB Data Systems: 95.10%, KB Kookmin Bank: 4.90%

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 74.1% of our total assets as of December 31, 2023. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2023, including their consolidated total assets, operating revenue, profit (loss) and total equity:

Subsidiaries	Total Assets		Operating Revenue		Profit (Loss)		Total Equity
	(in millions of Won)
Kookmin Bank	￦	530,012,853	￦	45,032,120	￦	3,261,499	￦	36,548,727
KB Securities Co., Ltd.		61,266,990		11,580,526		389,618		6,299,157
KB Insurance Co., Ltd.		37,729,688		11,864,879		752,901		6,255,556
KB Kookmin Card Co., Ltd.		29,365,575		4,205,146		351,133		4,819,823
KB Life Insurance Co., Ltd.		31,953,218		2,628,109		82,233		4,130,033
KB Asset Management Co., Ltd.		377,919		204,202		61,525		268,274
KB Capital Co., Ltd.		16,560,800		2,295,471		186,505		2,260,029
KB Savings Bank Co., Ltd.		859,408		148,763		(84,073)		286,060
KB Real Estate Trust Co., Ltd.		2,661,999		234,197		(90,568)		193,776
KB Investment Co., Ltd.		1,544,836		154,287		9,187		279,475
KB Data Systems Co., Ltd.		61,508		230,825		125		20,892

Further information regarding our subsidiaries is provided below:

•

Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2023, Kookmin Bank was one of the largest commercial banks in Korea based upon total assets (including loans) and deposits. As of December 31, 2023, Kookmin Bank had approximately 33.3 million customers, with 797 branches nationwide.

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

•

KB Life Insurance Co., Ltd. was established in January 2023 as a result of the merger between the Former KB Life Insurance (established in April 2004) and Prudential Life Insurance (acquired from Prudential Financial, Inc. in August 2020), to provide life insurance and wealth management products.

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

In June 2023, KB Kookmin Card acquired all of the shares of KB Credit Information from us, as a result of which it is now a wholly-owned subsidiary of KB Kookmin Card.

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

As of December 31, 2023, we had a countrywide network of 797 banking branches and sub-branches, as well as 471 branches and sub-branches and 133 representative offices for our other operations including our credit card, securities brokerage, insurance and consumer finance businesses. Approximately one-fifth of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. See “Item 4.B. Business Overview—Capital Markets Activities and International Banking/Finance—International Banking/Finance” for a list of our overseas subsidiaries, branches and representative and liaison offices in operation as of December 31, 2023. Kookmin Bank, Gurgaon Representative Office in India converted to Kookmin Bank, Gurugram Branch in February 2019 and Kookmin Bank, Hanoi Representative Office was liquidated in September 2020. In December 2020, we established KB Bank Myanmar Ltd., a subsidiary, in Myanmar, and in January 2022, we established Kookmin Bank, Singapore Branch in Singapore. Kookmin Bank, Yangon Representative Office was liquidated in February 2023. Lease terms are generally from two to three years and seldom exceed five years. We do not own any material properties outside of Korea.

The net carrying amount of all the properties owned by us at December 31, 2023 was ￦3,986 billion.

Item 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the U.S. Securities and Exchange Commission staff regarding our periodic reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A.	Operating Results

Overview

The following discussion is based on our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The consolidated financial statements include the accounts of subsidiaries over which substantive control is exercised through majority ownership off voting stock and/or other means. Investments in jointly controlled entities and associates (which are companies over which we have the ability to exercise significant influence) are accounted for by the equity method of accounting.

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. The Korean government has since relaxed some of these measures by introducing a number of policy measures that seek to sustain housing prices and activity levels in the Korean real estate market, in light of an overall decrease in housing prices over the course of 2022. However, the Korean government has indicated in the second half of 2023 that it would begin tightening regulations again in response to the continued rise in the level of consumer debt. A continued decrease in housing prices, together with the high level of consumer debt and deteriorating domestic and global economic conditions, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our portfolio of retail loans. Our portfolio of retail loans increased from ￦183,092 billion as of December 31, 2022 to ￦184,016 billion as of December 31, 2023. In 2023, we recorded charge-offs of ￦449 billion and provision for credit losses of ￦507 billion in respect of our retail loan portfolio, compared to charge-offs of ￦336 billion and provision for credit losses of ￦551 billion in 2022 and charge-offs of ￦411 billion and provision for credit losses of ￦461 billion in 2021 (as stated in accordance with IFRS 4). See “Item 3.D. Risk Factors—Risks relating to our retail credit portfolio.”

Our loans to small- and medium-sized enterprises increased from ￦149,339 billion as of December 31, 2022 to ￦151,892 billion as of December 31, 2023. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2023, we recorded charge-offs of ￦54 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of ￦7 billion in 2022 and ￦8 billion in 2021. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy in 2024 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

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

•	interest rate fluctuations as well as perceived or actual changes in policy rates, or other monetary and fiscal policies set forth, by the U.S. Federal Reserve and other central banks;

•	a rise in inflation rates and volatility in stock markets and exchange rates worldwide;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•	a deterioration in economic and trade relations between the United States and its major trading partners, including China;

•

escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East (including those resulting from the escalation of hostilities in the Middle East following the Israel-Hamas war);

•	the slowdown of economic growth in China and other major emerging market economies;

•	increased uncertainties in the global financial markets and industry, including difficulties faced by several banks in the United States and Europe; and

•	political and social instability in various countries in the Middle East, including Iran, Syria, Iraq and Yemen.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations. For example, in recent years, the COVID-19 pandemic had led to significant global economic and financial disruptions, including an adverse impact on international trade and business activities, sharp declines and significant volatility in the financial markets as well as decreases in interest rates worldwide. See “Item 3.D. Risk Factors—Other risks relating to our business—The global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” More recently, in early 2023, difficulties at several banks in the United States and Europe caused uncertainty for financial services companies, in particular the banking sector, and fear of instability in the global financial system generally, including in Korea. Future events involving limited liquidity, defaults, non-performance or other adverse developments that affect the financial services industry generally or financial institutions, transactional counterparties or other companies in the financial services industry, or concerns or rumors about any events of these kinds or other similar risks, may lead to market-wide liquidity problems or increase our risk in various dealings with our counterparties, among others. See “Item 3.D. Risk Factors—Other risks relating to our business—Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, could adversely affect our results of operations and financial condition.”

In addition, the interest rates on our interest-earning assets and interest-bearing liabilities, and therefore our net interest income, are affected by The Bank of Korea’s policy rates. Amid rising concerns of a potential global recession as a result of the COVID-19 pandemic, the Bank of Korea had reduced its policy rate to 0.75% in March 2020 and 0.50% in May 2020. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, the Bank of Korea gradually raised its policy rate to pre-pandemic levels of 1.25% from August 2021 through January 2022. More recently, in response to rising levels of household debt and inflation in Korea as well as globally, the Bank of Korea continued to raise its policy rate to 3.50% from April 2022 through January 2023.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated widely in recent years and has been subject to significant volatility as a result of the COVID-19 pandemic, the invasion of Ukraine by Russia and the ensuing sanctions against Russia, the escalation of hostilities in the Middle East following the Israel-Hamas war and the widening difference in policy rates between the United States and Korea, among others. A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated borrowings, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there have been fluctuations in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

As a result of the volatile conditions on the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, high inflation rates, difficulties faced by several banks in the United States and Europe, increased uncertainties resulting from geopolitical tensions, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, changes in fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2024 and for the foreseeable future remains highly uncertain.

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

	June 28, 2019		Dec. 31, 2019		June 30, 2020		Dec. 31, 2020		June 30, 2021		Dec. 31, 2021		June 30, 2022		Dec. 31, 2022		June 30, 2023		Dec. 31, 2023
KOSPI		2,130.62		2,197.67 (4)		2,108.33		2,873.47 (5)		3,296.68		2,977.65 (6)		2,332.64		2,236.40 (7)		2,564.28		2,655.28 (8)
￦/US$ exchange rates(1)	￦	1,156.8	￦	1,157.8	￦	1,200.7	￦	1,088.0	￦	1,130.4	￦	1,188.6	￦	1,299.0	￦	1,260.2	￦	1,317.8	￦	1,291.0
Corporate bond rates(2)		1.98%		1.99%		1.78%		1.70%		1.99%		2.54%		4.50%		5.47%		5.11%		4.55%
Treasury bond rates(3)		1.47%		1.36%		0.85%		0.97%		1.45%		1.80%		3.55%		3.73%		3.66%		3.15%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Economy and Finance of Korea.
(4)	As of December 30, 2019, the last day of trading for the KRX KOSPI Market in 2019.
(5)	As of December 30, 2020, the last day of trading for the KRX KOSPI Market in 2020.
(6)	As of December 30, 2021, the last day of trading for the KRX KOSPI Market in 2021.
(7)	As of December 29, 2022, the last day of trading for the KRX KOSPI Market in 2022.
(8)	As of December 28, 2023, the last day of trading for the KRX KOSPI Market in 2023.

Results of Operations

IFRS 17 Insurance Contracts, or IFRS 17, is effective for annual periods beginning on or after January 1, 2023 and replaces IFRS 4 Insurance Contracts, or IFRS 4. We have applied IFRS 17 in our consolidated financial statements as of and for the years ended December 31, 2022 and 2023 included elsewhere in this annual report. As permitted by the transition rules of IFRS 17, our consolidated financial statements as of and for the year ended December 31, 2021 included elsewhere in this annual report have not been restated to retroactively apply IFRS 17. Therefore, figures for the years ended December 31, 2022 and 2023, which reflect the application of IFRS 17, may not be directly comparable to corresponding figures for the year ended December 31, 2021. See “Item 3.D. Risk Factors—Risks relating to our insurance operations—Changes in accounting standards for insurance contracts and their implementation could adversely impact our reported results of operations and financial condition and their comparability with those from prior periods.” For a detailed description of the main features of IFRS 17, see Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,								Percentage Change
	2021		2022				2023		2022/2021		2023/2022
	(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 17)		(IFRS 4)		(IFRS 17)
	(in billions of Won, except percentages)								(%)
Interest income
Due from financial institutions measured at amortized cost(1)	￦	66	￦	158	￦	166	￦	352	139.4		112.0
Financial instruments at fair value through profit or loss(2)		590		876		930		1,415	48.5		52.2
Loans(3)		12,999		17,543		17,369		23,965	35.0		38.0
Financial investments (debt securities)(4)		1,557		2,211		2,306		3,389	42.0		47.0
Insurance finance income		—		—		17		24	N/A	(5)	41.2

Total interest income		15,211		20,789		20,788		29,145	36.7		40.2

Interest expense
Deposits		2,218		4,536		4,637		10,053	104.5		116.8
Borrowings(6)		593		1,498		1,498		3,067	152.6		104.7
Debentures		1,170		1,641		1,641		2,307	40.3		40.6
Insurance finance expense		—		—		1,496		1,577			5.4

Total interest expense		3,981		7,676		9,272		17,003	92.8		83.4

Net interest income	￦	11,230	￦	13,113	￦	11,515	￦	12,142	16.8		5.4

Net interest margin(7)		2.07%		2.23%		1.95%		1.99%

(1)	Consists of cash and interest-earning deposits in other banks.
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

(5)	“N/A” means not applicable.
(6)

Consists of borrowings and others. For information on interest expense arising from such borrowings, see Note 28 of the notes to our consolidated financial statements included elsewhere in this annual report.

(7)	The ratio of net interest income to average interest-earning assets. See “Item 8.A. Consolidated Statements and Other Financial Information—Profitability ratios and other data.”

Comparison of 2023 to 2022

Interest income. Interest income increased 40.2% from ￦20,788 billion in 2022 to ￦29,145 billion in 2023, primarily as a result of a 38.0% increase in interest on loans, the effect of which was enhanced by a 47.0%

increase in interest on financial investments and a 52.2% increase in interest on financial instruments at fair value through profit or loss. The average yields on our interest-earning assets increased by 124 basis points from 3.53% in 2022 to 4.77% in 2023, which reflected the higher overall level of interest rates prevailing in Korea in 2023 compared to 2022, as discussed above in “—Overview—Trends in the Korean Economy.” The effect of such increase was enhanced by a 3.7% increase in the average volume of our interest-earning assets from ￦589,105 billion in 2022 to ￦611,111 billion in 2023, principally due to growths in our financial investments and loan portfolios.

The 38.0% increase in interest on loans from ￦17,369 billion in 2022 to ￦23,965 billion in 2023 was primarily the result of:

•

a 108 basis point increase in the average yields on corporate loans from 3.60% in 2022 to 4.68% in 2023, which was enhanced by a 2.5% increase in the average volume of such loans from ￦203,783 billion in 2022 to ￦208,869 billion in 2023;

•

a 133 basis point increase in the average yields on mortgage loans from 3.01% in 2022 to 4.34% in 2023, which was slightly enhanced by a 0.7% increase in the average volume of such loans from ￦91,781 billion in 2022 to ￦92,427 billion in 2023;

•

a 39.5% increase in the average volume of foreign-currency loans from ￦24,412 billion in 2022 to ￦34,045 billion in 2023, which was enhanced by a 178 basis point increase in the average yields on such loans from 6.59% in 2022 to 8.37% in 2023; and

•

a 218 basis point increase in the average yields on other consumer loans from 4.63% in 2022 to 6.81% in 2023, which was offset in part by an 11.2% decrease in the average volume of such loans from ￦69,841 billion in 2022 to ￦62,050 billion in 2023.

The average yields on corporate, mortgage, foreign-currency and other consumer loans increased mainly due to the increase in the general level of interest rates in Korea and globally in 2023 compared to 2022. The increases in the average volumes of corporate, mortgage and foreign-currency loans were attributable primarily to an increase in demand for such loans in light of the increasing uncertainty in the Korean and global financial markets in 2023 compared to 2022. The decrease in the average volume of other consumer loans was primarily due to an increase in interest rates applicable to these loans, which led to a decrease in demand for such loans. Overall, the average yields on our loans increased by 139 basis points from 3.95% in 2022 to 5.34% in 2023, while the average volume of our loans increased 2.1% from ￦439,201 billion in 2022 to ￦448,441 billion in 2023.

Our financial investments portfolio consists of securities and loans measured at fair value through other comprehensive income and securities measured at amortized cost, including debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by Korean banks and other financial institutions. The 47.0% increase in interest on financial investments from ￦2,306 billion in 2022 to ￦3,389 billion in 2023 was the result of a 76 basis point increase in the average yields on financial investments from 2.20% in 2022 to 2.96% in 2023, which was enhanced by a 9.4% increase in the average volume of financial investments from ￦104,601 billion in 2022 to ￦114,407 billion in 2023. The increase in the average yields on financial investments primarily reflected the increase in the general level of interest rates in Korea and globally in 2023 compared to 2022. The increase in average volume of financial investments was primarily due to an increase in our purchases of corporate bonds and bonds issued by financial institutions.

The 52.2% increase in interest on financial instruments at fair value through profit or loss from ￦930 billion in 2022 to ￦1,415 billion in 2023 was primarily due to a 129 basis point increase in the average yields on such financial instruments from 3.38% in 2022 to 4.67% in 2023, which was enhanced by a 10.2% increase in the average volume of such financial instruments from ￦27,519 billion in 2022 to ￦30,318 billion in 2023. The increase in average yields on such financial instruments mainly reflected the increase in the general level of interest rates in Korea and globally in 2023 compared to 2022. The increase in the average volume of such financial instruments mainly reflected an increase in our purchases of government and public bonds as well as corporate bonds.

Interest expense. Interest expense increased 83.4% from ￦9,272 billion in 2022 to ￦17,003 billion in 2023, primarily due to a 116.8% increase in interest expense on deposits and, to lesser extents, a 104.7% increase in interest expense on borrowings and a 40.6% increase in interest expense on debentures. The average cost of interest-bearing liabilities increased by 120 basis points from 1.66% in 2022 to 2.86% in 2023, which was driven mainly by the increase in the general level of interest rates in Korea and globally in 2023 compared to 2022. The effect of this increase was enhanced by a 6.1% increase in the average volume of our interest-bearing liabilities from ￦559,732 billion in 2022 to ￦593,622 billion in 2023, which mainly reflected increases in the average volumes of insurance liabilities and, to lesser extents, deposits and borrowings.

The 116.8% increase in interest expense on deposits from ￦4,637 billion in 2022 to ￦10,053 billion in 2023 was primarily due to a 187 basis point increase in the average cost of time deposits from 2.11% in 2022 to 3.98% in 2023, which was enhanced by a 16.6% increase in the average volume of such deposits from ￦192,357 billion in 2022 to ￦224,323 billion in 2023. The increase in the average cost of such deposits was principally due to the increase in the general level of interest rates in Korea and globally in 2023 compared to 2022, while the increase in the average volume of such deposits mainly reflected customers’ increasing demand for such products in light of the higher general level of interest rates in Korea and the increase in the volatility of the financial markets in 2023 compared to 2022. Overall, the average cost of our deposits increased by 133 basis points from 1.22% in 2022 to 2.55% in 2023, while the average volume of our deposits increased 3.3% from ￦381,121 billion in 2022 to ￦393,590 billion in 2023.

The 104.7% increase in interest expense on borrowings from ￦1,498 billion in 2022 to ￦3,067 billion in 2023 was principally attributable to a 171 basis point increase in the average cost of borrowings from 1.98% in 2022 to 3.69% in 2023, which was enhanced by a 9.8% increase in the average volume of borrowings from ￦75,774 billion in 2022 to ￦83,216 billion in 2023. The increase in the average cost of borrowings mainly reflected the increase in the general level of interest rates in Korea and globally in 2023 compared to 2022, while the increase in the average volume of borrowings was primarily due to our increased use of borrowings to meet our funding needs.

The 40.6% increase in interest expense on debentures from ￦1,641 billion in 2022 to ￦2,307 billion in 2023 was primarily due to a 97 basis point increase in the average cost of debentures from 2.34% in 2022 to 3.31% in 2023, which was offset in part by a 0.9% decrease in the average volume of debentures from ￦70,267 billion in 2022 to ￦69,603 billion in 2023. The increase in the average cost of debentures mainly reflected the increase in the general level of interest rates in Korea and globally in 2023 compared to 2022, while the decrease in the average volume of debentures was principally due to our decreased use of debentures to meet our funding needs.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin increased from 1.95% in 2022 to 1.99% in 2023, as a 5.4% increase in our net interest income from ￦11,515 billion in 2022 to ￦12,142 billion in 2023 outpaced a 3.7% increase in the average volume of our interest-earnings assets from ￦589,105 billion in 2022 to ￦611,111 billion in 2023. The amount of increase in interest income outpaced the amount of increase in interest expense, resulting in an increase in net interest income. The growth in average interest-earning assets was more than offset by a 6.1% increase in average interest-bearing liabilities from ￦559,732 billion in 2022 to ￦593,622 billion in 2023. Our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, increased from 1.87% in 2022 to 1.91% in 2023. The increase in our net interest spread reflected a larger increase in the average yield on interest-earning assets compared to the increase in the average cost of interest-bearing liabilities between the two periods, primarily as interest rates on interest-earning assets adjusted earlier than those on interest-bearing liabilities in the context of a higher interest rate environment in 2023 compared to 2022.

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

Net interest margin. Our overall net interest margin increased from 2.07% in 2021 to 2.23% in 2022, as a 16.8% increase in our net interest income from ￦11,230 billion in 2021 to ￦13,113 billion in 2022 outpaced an 8.8% increase in the average volume of our interest-earnings assets from ￦541,287 billion in 2021 to ￦588,860 billion in 2022. The amount of increase in interest income outpaced the amount of increase in interest expense, resulting in an increase in net interest income. The growth in average interest-earning assets was more than offset by a 10.2% increase in average interest-bearing liabilities from ￦472,015 billion in 2021 to ￦519,930 billion in 2022. Our net interest spread increased from 1.97% in 2021 to 2.05% in 2022. The increase in our net interest spread reflected a larger increase in the average yield on interest-earning assets compared to the increase in the average cost of interest-bearing liabilities between the two periods, primarily as interest rates on interest-earning assets adjusted earlier than those on interest-bearing liabilities in the context of a higher interest rate environment in 2022 compared to 2021.

Provision for Credit Losses

Provision for credit losses includes provision for credit losses of loans, provision for credit losses of unused loan commitments, provision for credit losses of acceptances and guarantees, provision for credit losses of financial guarantee contracts, provision for credit losses of financial investments and provision for credit losses of other financial assets, in each case net of reversal of provisions. For a discussion of our credit losses provisioning policy, see “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Provisioning Policy.”

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

Comparison of 2023 to 2022

Our provision for credit losses increased 70.2% from ￦1,848 billion in 2022 to ￦3,146 billion in 2023, primarily due to an increase in provision for credit losses of loans.

Our provision for credit losses of loans increased 62.1% from ￦1,766 billion in 2022 to ￦2,863 billion in 2023, mainly due to increases in provision for credit losses in respect of our corporate loans and our credit card receivables. Such increases mainly reflected our provisioning strategy pursuant to which we preemptively accounted for a potential increase in credit losses that could result from a deterioration in the overall asset quality of our loan portfolios and credit card receivables, mainly due to an increasing likelihood of default by borrowers, including real estate project financing companies in particular, and increasing delinquency levels of our credit card users, each in light of the rising interest rate levels and a general slowdown in the economy in Korea. Such increases were slightly offset by a decrease in provision for credit losses in respect of our retail loans, which resulted from an improvement in the overall asset quality of such loans. Our loan write-offs increased 16.0% from ￦1,516 billion in 2022 to ￦1,758 billion in 2023, due to increases in write-offs of credit card receivables and retail loans, which were offset in part by a decrease in write-offs of corporate loans.

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

Corporate Loans. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2021	2022	2023
	(%)
Impaired corporate loans as a percentage of total corporate loans	1.1	0.9	1.2
Allowances for credit losses for corporate loans as a percentage of total corporate loans	0.9	0.9	1.3
Allowances for credit losses for corporate loans as a percentage of impaired corporate loans	87.3	98.5	106.9
Net charge-offs of corporate loans as a percentage of total corporate loans	0.1	0.2	0.2

During 2023, impaired corporate loans as a percentage of total corporate loans increased due to an increase in our impaired corporate loans, mainly reflecting a deterioration of the overall credit quality of our corporate loans, which outpaced an increase in our total corporate loans. Allowances for credit losses for corporate loans as a percentage of both total corporate loans and impaired corporate loans increased during 2023, as an increase in our allowances for credit losses for corporate loans outpaced both the increase in our total corporate loans and the increase in our impaired corporate loans.

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

Retail Loans. The following table shows, for the periods indicated, certain information regarding our impaired retail loans:

	As of December 31,
	2021	2022	2023
	(%)
Impaired retail loans as a percentage of total retail loans	0.4	0.5	0.6
Allowances for credit losses for retail loans as a percentage of total retail loans	0.5	0.7	0.7
Allowances for credit losses for retail loans as a percentage of impaired retail loans	125.9	142.8	118.2
Net charge-offs of retail loans as a percentage of total retail loans	0.1	0.2	0.3

During 2023, impaired retail loans as a percentage of total retail loans increased due to an increase in our impaired retail loans, mainly reflecting a deterioration in the overall asset quality of our retail loan portfolio, which outpaced an increase in the amount of our total retail loans. Allowances for credit losses for retail loans as a percentage of total retail loans remained stable, as our allowances for credit losses for retail loans and our total retail loans increased. Allowances for credit losses for retail loans as a percentage of impaired retail loans decreased during 2023, reflecting a rate of increase in allowances for credit losses for retail loans that was outpaced by the rate of increase in the amount of impaired retail loans.

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

Credit Card Balances. The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2021	2022	2023
	(%)
Impaired credit card balances as a percentage of total credit card balances	2.5	2.6	3.6
Allowances for credit losses for credit card balances as a percentage of total credit card balances	3.8	3.7	4.2
Allowances for credit losses for credit card balances as a percentage of impaired credit card balances	150.2	140.8	117.6
Net charge-offs as a percentage of total credit card balances	1.5	1.5	2.5

During 2023, impaired credit card balances as a percentage of total credit card balances increased due to an increase in our impaired credit card balances, as well as a decrease in our total credit card balances. Allowances for credit losses for credit card balances as a percentage of total credit card balances increased during 2023, as allowances for credit losses for credit card balances increased while our total credit card balances decreased. However, allowances for credit losses for credit card balances as a percentage of impaired credit card balances decreased, as the rate of increase in the amount of our allowances for credit losses for credit card balances was outpaced by the rate of increase of our impaired credit card balances.

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

Net Fee and Commission Income

The following table shows, for the periods indicated, the components of our net fee and commission income:

	Year Ended December 31,								Percentage Change
	2021		2022				2023		2022/2021	2023/2022
	(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 17)		(IFRS 4)	(IFRS 17)
	(in billions of Won)								(%)
Fee and commission income	￦	5,324	￦	5,122	￦	5,126	￦	5,368	(3.8)	4.7
Fee and commission expense		(1,698)		(1,800)		(1,611)		(1,695)	6.0	5.2

Net fee and commission income	￦	3,626	￦	3,322	￦	3,515	￦	3,674	(8.4)	4.5

Comparison of 2023 to 2022

Our net fee and commission income increased 4.5% from ￦3,515 billion in 2022 to ￦3,674 billion in 2023, due to a 4.7% increase in fee and commission income from ￦5,126 billion in 2022 to ￦5,368 billion in 2023, which was offset in part by a 5.2% increase in fee and commission expense from ￦1,611 billion in 2022 to ￦1,695 billion in 2023.

The 4.7% increase in fee and commission income was primarily due to a 7.2% increase in credit card and debit card related fees received from ￦1,492 billion in 2022 to ￦1,599 billion in 2023 and a 9.2% increase in lease fees received from ￦1,005 billion in 2022 to ￦1,097 billion in 2023. The increase in credit card and debit card related fees received was mainly due to an increase in the use of credit cards and debit cards by our customers and the increase in lease fees received was mainly due to an increase in fees received on automobile leases and other lease-related income.

The 5.2% increase in fee and commission expense was principally attributable to a 5.8% increase in credit card and debit card related fees paid from ￦815 billion in 2022 to ￦862 billion in 2023, which was enhanced by a 32.9% increase in foreign currency related fees paid from ￦70 billion in 2022 to ￦93 billion in 2023 and a 4.6% increase in other miscellaneous fees paid from ￦460 billion in 2022 to ￦481 billion in 2023. The increase in credit card and debit card related fees paid was mainly due to an increase in the use of credit cards and debit cards by our customers. The increase in foreign currency related fees paid was primarily due to an increase in the number of our foreign currency transactions, while the increase in other miscellaneous fees paid was mainly due to an increase in other miscellaneous fees paid by Kookmin Card and KB Securities.

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

Net Insurance Income

The following table shows, for the periods indicated, the components of our net insurance income:

	Year Ended December 31,								Percentage Change
	2021		2022				2023		2022/2021	2023/2022
	(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 17)		(IFRS 4)	(IFRS 17)
	(in billions of Won)								(%)
Insurance income	￦	16,108	￦	17,137	￦	10,072	￦	10,979	6.4	9.0
Insurance expense		(15,551)		(16,440)		(8,761)		(9,556)	5.7	9.1

Net insurance income	￦	557	￦	697	￦	1,311	￦	1,423	25.1	8.5

Comparison of 2023 to 2022

Our net insurance income increased 8.5% from ￦1,311 billion in 2022 to ￦1,423 billion in 2023, due to a 9.0% increase in insurance income from ￦10,072 billion in 2022 to ￦10,979 billion in 2023, the effect of which was mostly offset by a 9.1% increase in insurance expense from ￦8,761 billion in 2022 to ￦9,556 billion in 2023.

The increase in insurance income was due to a 7.8% increase in insurance revenue from ￦9,550 billion in 2022 to ￦10,296 billion in 2023 and a 30.8% increase in reinsurance revenue from ￦522 billion in 2022 to ￦683 billion in 2023. The increase in insurance revenue was primarily due to an 11.6% increase in long-term non-life insurance income from ￦4,755 billion in 2022 to ￦5,306 billion in 2023, which was enhanced by a 5.8% increase in automobile insurance income from ￦2,567 billion in 2022 to ￦2,715 billion in 2023.

The increase in insurance expense was attributable to a 9.1% increase in insurance service expense from ￦7,990 billion in 2022 to ￦8,719 billion in 2023 and an 8.4% increase in reinsurance expense from ￦772 billion in 2022 to ￦837 billion in 2023. The increase in insurance service expense was primarily due to a 16.7% increase in long-term non-life insurance expense from ￦3,820 billion in 2022 to ￦4,459 billion in 2023, which was enhanced by a 3.9% increase in automobile insurance expense from ￦2,543 billion in 2022 to ￦2,642 billion in 2023.

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

For further information regarding our net insurance income, see Note 38 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Gains on Financial Instruments at Fair Value through Profit or Loss

The following table shows, for the periods indicated, the components of our net gains on financial instruments at fair value through profit or loss:

	Year Ended December 31,								Percentage Change
	2021		2022				2023		2022/2021		2023/2022
	(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 17)		(IFRS 4)		(IFRS 17)
	(in billions of Won)								(%)
Net gains (losses) on financial assets at fair value through profit or loss	￦	831	￦	(740)	￦	(2,110)	￦	3,243	N/M	(1)	N/M	(1)
Net gains (losses) on derivatives held for trading		204		178		161		(431)	(12.7)		N/M	(1)
Net gains (losses) on financial liabilities at fair value through profit or loss		(8)		51		51		(318)	N/M	(1)	N/M	(1)
Net gains (losses) on financial instruments designated at fair value through profit or loss		(31)		758		758		(331)	N/M	(1)	N/M	(1)

Net gains (losses) on financial instruments at fair value through profit or loss	￦	995	￦	247	￦	(1,140)	￦	2,163	(75.2)		N/M	(1)

(1)	“N/M” means not meaningful.

Comparison of 2023 to 2022

Our net gains (losses) on financial instruments at fair value through profit or loss changed from net losses of ￦1,140 billion in 2022 to net gains of ￦2,163 billion in 2023. Such change was due to a change in net gains (losses) on financial assets at fair value through profit or loss from net losses in 2022 to net gains in 2023, the effect of which was offset in part by a change in net gains (losses) on financial instruments designated at fair value through profit or loss from net gains in 2022 to net losses in 2023.

•

Our net gains (losses) on financial assets at fair value through profit or loss changed from net losses of ￦2,110 billion in 2022 to net gains of ￦3,243 billion in 2023, due to a change in net gains (losses) on debt securities held for trading from net losses of ￦1,751 billion in 2022 to net gains of ￦2,797 billion in 2023, which was enhanced by a change in net gains (losses) on equity securities held for trading from net losses of ￦359 billion in 2022 to net gains of ￦446 billion in 2023.

•

Our net gains (losses) on financial instruments designated at fair value through profit or loss changed from net gains of ￦758 billion in 2022 to net losses of ￦331 billion in 2023. Such change was attributable to a 146.4% increase in losses on financial liabilities designated at fair value through profit or loss from ￦429 billion in 2022 to ￦1,057 billion in 2023, which was enhanced by a 38.8% decrease in gains on financial liabilities designated at fair value through profit or loss from ￦1,187 billion in 2022 to ￦726 billion in 2023.

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

Net other insurance finance income (expenses)

Other insurance finance income (expense) arising on insurance contracts reflects the change in the effect of the time value of money arising from the passage of time and the effect of changes in financial assumptions. For a detailed description of items that comprise other insurance finance income (expense), see Note 38.8 of the notes to our consolidated financial statements included elsewhere in this annual report.

Comparison of 2023 to 2022

Our net other insurance finance income (expenses) changed from net income of ￦841 billion in 2022 to net expenses of ￦459 billion in 2023, primarily due to a change in other insurance finance income (expense) of our variable life insurance from net income in 2022 to net expenses in 2023.

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year Ended December 31,								Percentage Change
	2021		2022				2023		2022/2021	2023/2022
	(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 17)		(IFRS 4)	(IFRS 17)
	(in billions of Won)									(%)
Expenses related to employees	￦	4,635	￦	4,733	￦	4,157	￦	4,014	2.1	(3.4)
Depreciation and amortization		851		879		817		866	3.3	6.0
Other general and administrative expenses		1,715		1,926		1,670		1,767	12.3	5.8

General and administrative expenses	￦	7,201	￦	7,538	￦	6,644	￦	6,647	4.7	0.0

Comparison of 2023 to 2022

Our general and administrative expenses increased slightly from ￦6,644 billion in 2022 to ￦6,647 billion in 2023, as a 5.8% increase in other general and administrative expenses from ￦1,670 billion in 2022 to ￦1,767 billion in 2023 and a 6.0% increase in depreciation and amortization expenses from ￦817 billion in 2022 to ￦866 billion in 2023 were mostly offset by a 3.4% decrease in expenses related to employees from ￦4,157 billion in 2022 to ￦4,014 billion in 2023.

The increase in other general and administrative expenses was mainly attributable to a 19.2% increase in taxes and dues paid from ￦255 billion in 2022 to ￦304 billion in 2023 and a 14.5% increase in electronic data processing expenses from ￦310 billion in 2022 to ￦355 billion in 2023.

The increase in depreciation and amortization expenses was mainly due to an increase in our software amortization expenses.

The decrease in expenses related to employees was attributable mainly to a 29.7% decrease in post-employment defined benefit plans from ￦222 billion in 2022 to ￦156 billion in 2023, which was enhanced by a 4.2% decrease in other employee benefits from ￦898 billion in 2022 to ￦860 billion in 2023 and an 11.8% decrease in termination benefits from ￦313 billion in 2022 to ￦276 billion in 2023. The decrease in post-employment defined benefit plans was mainly due to changes in our actuarial assumptions for calculating service costs, including an increase in the discount rate we used. The decrease in other employee benefits mainly reflected a decrease in the employee benefit expenses of Kookmin Bank, while the decrease in termination benefits mainly reflected decreases in the number of employees participating in our early retirement programs and the amount of termination benefits granted per employee.

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

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year Ended December 31,						Percentage Change
	2021	2022				2023	2022/2021	2023/2022
	(IFRS 4)	(IFRS 4)		(IFRS 17)		(IFRS 17)	(IFRS 4)	(IFRS 17)
	(in billions of Won)						(%)
Other operating income	￦ 4,929	￦	13,017	￦	13,083	￦ 7,651	164.1	(41.5)
Other operating expenses	(6,853)		(15,382)		(15,345)	(10,364)	124.5	(32.5)

Net other operating expenses	￦ (1,924)	￦	(2,366)	￦	(2,262)	￦ (2,713)	23.0	19.9

Comparison of 2023 to 2022

Our net other operating expenses increased 19.9% from ￦2,262 billion in 2022 to ￦2,713 billion in 2023, due to a 41.5% decrease in other operating income from ￦13,083 billion in 2022 to ￦7,651 billion in 2023, although the effect of such decrease was mostly offset by a 32.5% decrease in other operating expenses from ￦15,345 billion in 2022 to ￦10,364 billion in 2023.

Other operating income includes principally gains on foreign exchange transactions, gains on hedge accounting, gains on financial assets at amortized cost, gains on financial instruments at fair value through other comprehensive income and miscellaneous other operating income. The 41.5% decrease in other operating income was primarily attributable to a 44.0% decrease in gains on foreign exchange transactions from ￦11,579 billion in 2022 to ￦6,481 billion in 2023, which was enhanced by a 58.1% decrease in gains on hedge accounting from ￦861 billion in 2022 to ￦361 billion in 2023. The decrease in gains on foreign exchange transactions, which was mainly the result of lower exchange rate volatility in 2023 compared to 2022, was mostly offset by a decrease in losses on foreign exchange transactions, which is recorded as part of other operating expenses. The decrease in gains on hedge accounting, which was mainly the result of lower interest rate volatility in 2023 compared to 2022, was mostly offset by a decrease in losses on hedge accounting, which is recorded as part of other operating expenses.

Other operating expenses include principally losses on foreign exchange transactions, losses on hedge accounting, losses related to financial assets at amortized cost, losses related to financial instruments at fair value through other comprehensive income, depreciation expenses of operating lease assets, deposit insurance fees, credit guarantee fund fees and miscellaneous other operating expenses. The 32.5% decrease in other operating expenses was mainly the result of a 45.1% decrease in losses on foreign exchange transactions from ￦11,159 billion in 2022 to ￦6,130 billion in 2023, which was enhanced by a 56.7% decrease in losses on hedge accounting from ￦875 billion in 2022 to ￦379 billion in 2023 and offset in part by a 34.1% increase in miscellaneous other operating expenses from ￦1,394 billion in 2022 to ￦1,870 billion in 2023. The decrease in losses on foreign exchange transactions, which was primarily due to lower exchange rate volatility in 2023 compared to 2022, was more than offset by an increase in gains on foreign exchange transactions, which is recorded as part of other operating income, as discussed above. The decrease in losses on hedge accounting, which was mainly the result of lower interest rate volatility in 2023 compared to 2022, was more than offset by a decrease in gains on hedge accounting, which is recorded as part of other operating expenses, as discussed above. The increase in miscellaneous other operating expenses was mainly due to an increase in losses recognized in connection with the sale of rental assets by KB Capital.

Comparison of 2022 to 2021

Our net other operating expenses increased 23.0% from ￦1,924 billion in 2021 to ￦2,366 billion in 2022, as a 124.5% increase in other operating expenses from ￦6,853 billion in 2021 to ￦15,382 billion in 2022 outpaced a 164.1% increase in other operating income from ￦4,929 billion in 2021 to ￦13,017 billion in 2022.

The increase in other operating expenses was mainly the result of a 212.9% increase in losses on foreign exchange transactions from ￦3,571 billion in 2021 to ￦11,173 billion in 2022, which was enhanced by a 41.7% increase in miscellaneous other operating expenses from ￦1,626 billion in 2021 to ￦2,304 billion in 2022. The increase in losses on foreign exchange transactions, which was primarily due to higher exchange rate volatility, was more than offset by an increase in gains on foreign exchange transactions, which is recorded as part of other operating income. On a net basis, our net gains on foreign exchange transactions increased 11.4% from ￦307 billion in 2021 to ￦342 billion in 2022. The increase in miscellaneous other operating expenses was mainly due to an increase in losses on risk hedging related to debt instruments and interest rate swaps.

The increase in other operating income was primarily attributable to a 196.9% increase in gains on foreign exchange transactions from ￦3,878 billion in 2021 to ￦11,515 billion in 2022, which was enhanced by an 80.0% increase in miscellaneous other operating income from ￦754 billion in 2021 to ￦1,357 billion in 2022. The increase in gains on foreign exchange transactions, which was mainly the result of increased exchange rate volatility, was mostly offset by an increase in losses on foreign exchange transactions, which is recorded as part of other operating expenses, as discussed above. The increase in miscellaneous other operating income was mainly due to an increase in gains on risk hedging related to debt instruments and interest rate swaps.

For further information regarding our net other operating expenses, see Note 31 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Non-operating Income (Expenses)

The following table shows, for the periods indicated, the components of our net non-operating income:

	Year Ended December 31,						Percentage Change
	2021	2022				2023	2022/2021		2023/2022
	(IFRS 4)	(IFRS 4)		(IFRS 17)		(IFRS 17)	(IFRS 4)		(IFRS 17)
	(in billions of Won)						(%)
Share of profit (loss) of associates and joint ventures	￦ 94	￦	(29)	￦	(29)	￦ 33	N/M	(1)	N/M	(1)
Net other non-operating income (expenses)	(110)		186		189	(298)	N/M	(1)	N/M	(1)

Net non-operating income (expenses)	￦ (16)	￦	157	￦	161	￦ (265)	N/M	(1)	N/M	(1)

(1)	“N/M” means not meaningful.

Comparison of 2023 to 2022

Our net non-operating income (expenses) changed from net income of ￦161 billion in 2022 to net expense of ￦265 billion in 2023, primarily as a result of a change in net other non-operating income (expenses) from net income of ￦189 billion in 2022 to net expense of ￦298 billion in 2023, which was partially offset by a change in share of profit (loss) of associates and joint ventures from a net loss of ￦29 billion in 2022 to a net profit of ￦33 billion in 2023.

The change in net other non-operating income (expenses) from net income to net expense was attributable to a 66.2% decrease in other non-operating income from ￦465 billion in 2022 to ￦157 billion in 2023, which was enhanced by a 64.9% increase in other non-operating expenses from ￦276 billion in 2022 to ￦455 billion in 2023. The decrease in other non-operating income was primarily attributable to a 98.7% decrease in gains on disposal of property and equipment from ￦155 billion in 2022 to ￦2 billion in 2023, which mainly reflected gains on disposals of certain investment properties in 2022 that were not repeated in 2023, and a 53.5% decrease in miscellaneous other non-operating income from ￦284 billion in 2022 to ￦132 billion in 2023, which mainly reflected gains on disposals of certain assets held for sale in 2022 that were not repeated in 2023. The increase in other non-operating expenses was mainly due to an 85.5% increase in miscellaneous other non-operating expenses from ￦172 billion in 2022 to ￦319 billion in 2023, which was mainly due to an increase in impairment losses recognized on investment properties of KB Securities.

The change in share of profit (loss) of associates and joint ventures from a net loss to a net profit was primarily due to gain on valuation using the equity-method of certain of our investees that are considered to be our consolidated affiliates, as well as those of KB Investment and KB Securities.

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

Comparison of 2023 to 2022

Income tax expense increased 5.9% from ￦1,518 billion in 2022 to ￦1,607 billion in 2023, primarily due to a 13.2% increase in profit before income tax from ￦5,450 billion in 2022 to ￦6,170 billion in 2023, which was enhanced by a 68.8% decrease in income tax refunds for taxes of prior years from ￦138 billion in 2022 to ￦43 billion in 2023. Such effects were offset in part by a change in temporary differences for which no deferred tax is recognized from a net increase of ￦136 billion in 2022 to a net decrease of ￦4 billion in 2023. Our effective tax rate was 26.0% in 2023 compared to 27.9% in 2022.

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

Profit for the Year

Comparison of 2023 to 2022

As a result of the factors described above, our profit for the year increased 16.1% from ￦3,931 billion in 2022 to ￦4,563 billion in 2023.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Profit (Loss)(1) for the Year Ended December 31,								Total Net Operating Revenues (Expenses)(2) for the Year Ended December 31,
	2021		2022				2023		2021		2022				2023
	(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 17)		(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 17)
	(in billions of Won)
Retail banking operations	￦	577	￦	1,576	￦	1,576	￦	1,766	￦	2,958	￦	4,473	￦	4,473	￦	4,444
Corporate banking operations		1,021		1,502		1,502		1,587		3,590		4,982		4,994		5,641
Other banking operations		940		(350)		(350)		(202)		1,585		(188)		(188)		31
Credit card operations		421		383		383		351		1,774		1,781		1,785		2,026
Securities operations		594		189		189		383		1,676		1,127		1,125		1,667
Life insurance operations		290		186		(83)		82		631		502		(60)		188
Non-life insurance operations		302		558		558		753		1,286		1,424		737		1,174
Other		332		347		347		305		984		913		914		1,059

Total(3)	￦	4,477	￦	4,392	￦	4,122	￦	5,025	￦	14,484	￦	15,013	￦	13,781	￦	16,229

(1)	After deduction of income tax allocated to each segment. See Note 5 of the notes to our consolidated financial statements.
(2)	Represents net operating revenue (expenses) from external customers. See Note 5 of the notes to our consolidated financial statements.
(3)	Prior to adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

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

Retail Banking Operations

This segment consists of retail banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2021		2022		2023		2022/2021		2023/2022
	(in billions of Won)						(%)
Income statement data
Interest income	￦	4,438	￦	5,764	￦	7,723	29.9		34.0
Interest expense		(896)		(1,827)		(4,326)	103.9		136.8
Net fee and commission income		392		261		252	(33.4)		(3.4)
Net other operating income (expenses)		(975)		275		795	N/M	(1)	189.1
General and administrative expenses		(2,037)		(2,093)		(1,952)	2.7		(6.7)
Provision for credit losses		(126)		(282)		(92)	123.8		(67.4)

Profit before income tax expense		795		2,098		2,399	163.9		14.3
Income tax expense		(219)		(522)		(633)	138.4		21.3

Profit for the year	￦	577	￦	1,576	￦	1,766	173.1		12.1

(1)	“N/M” means not meaningful.

Comparison of 2023 to 2022

Our profit before income tax expense for this segment increased 14.3% from ￦2,098 billion in 2022 to ￦2,399 billion in 2023.

Interest income from our retail banking operations increased 34.0% from ￦5,764 billion in 2022 to ￦7,723 billion in 2023, which was mainly due to increases in the average yields on mortgage loans, other consumer loans and home equity loans. The effects of such increases were enhanced by an increase in the average volume of home equity loans but offset in part by a decrease in the average volume of other consumer loans.

Interest expense for this segment increased 136.8% from ￦1,827 billion in 2022 to ￦4,326 billion in 2023. Our largest and most important funding source is deposits from retail customers, which represent more than half of our total deposits. The increase in interest expense for this segment was mainly due to increases in the average costs on demand deposits, time deposits and certificates of deposit, the effects of which were enhanced by increases in the average volumes of time deposits and certificates of deposit and offset in part by a decrease in the average volume of demand deposits.

Net fee and commission income attributable to this segment decreased 3.4% from ￦261 billion in 2022 to ￦252 billion in 2023, mainly due to decreases in bancassurance fees and securities brokerage service fees, which were offset in large part by an increase in trust fees for specified money trusts.

Net other operating income attributable to this segment increased 189.1% from ￦275 billion in 2022 to ￦795 billion in 2023, which was primarily due to an increase in gains related to inter-segment borrowings.

General and administrative expenses attributable to this segment decreased 6.7% from ￦2,093 billion in 2022 to ￦1,952 billion in 2023, primarily due to a decrease in common general and administrative expenses allocated to the retail banking segment, which was enhanced by a decrease in expenses related to employee benefits.

Provision for credit losses decreased 67.4% from ￦282 billion in 2022 to ￦92 billion in 2023, mainly due to decreases in provisions for credit losses of retail loans and, to a lesser extent, unused retail loan commitments. Such decreases mainly reflected our aggressive provisioning policy in 2022, which we loosened in 2023 following an improvement in our general outlook on the economy in Korea.

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

Corporate Banking Operations

This segment consists of corporate banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2021		2022		2023		2022/2021	2023/2022
	(in billions of Won)						(%)
Income statement data
Interest income	￦	5,318	￦	7,831	￦	11,688	47.3	49.3
Interest expense		(1,515)		(3,111)		(6,042)	105.3	94.2
Net fee and commission income		391		386		427	(1.3)	10.6
Net gains (losses) on financial instruments at fair value through profit or loss		29		74		(6)	155.2	N/M (1)
Net other operating expenses		(598)		(182)		(309)	(69.6)	69.8
General and administrative expenses		(1,832)		(1,972)		(1,959)	7.6	(0.7)
Provision for credit losses		(393)		(778)		(1,563)	98.0	100.9
Net other non-operating expenses		(9)		(13)		(15)	44.4	15.4

Profit before income tax expense		1,390		2,234		2,221	60.7	(0.6)
Income tax expense		(369)		(732)		(634)	98.4	(13.4)

Profit for the year	￦	1,021	￦	1,502	￦	1,587	47.1	5.7

(1)	“N/M” means not meaningful.

Comparison of 2023 to 2022

Our profit before income tax expense for this segment decreased 0.6% from ￦2,234 billion in 2022 to ￦2,221 billion in 2023.

Interest income from our corporate banking operations increased 49.3% from ￦7,831 billion in 2022 to ￦11,688 billion in 2023. This increase was primarily due to an increase in the average yields on corporate loans of Kookmin Bank, which was enhanced by an increase in the average volume of such loans.

Interest expense for this segment increased 94.2% from ￦3,111 billion in 2022 to ￦6,042 billion in 2023. This increase was principally due to an increase in the average cost of deposits held by corporate customers of Kookmin Bank, which was enhanced by an increase in the average volume of such deposits.

Net fee and commission income attributable to this segment increased 10.6% from ￦386 billion in 2022 to ￦427 billion in 2023, primarily due to increases in local currency transaction fees received, foreign currency transaction fees received and trust and other fiduciary fees received, which were offset in part by a decrease in fees and commissions received from Kookmin Bank’s overseas subsidiaries.

Net gains (losses) on financial instruments at fair value through profit or loss attributable to this segment changed from net gains of ￦74 billion in 2022 to net losses of ￦6 billion in 2023, principally due to decreases in net gains on financial instruments at fair value through profit or loss held by Kookmin Bank’s overseas subsidiaries.

Net other operating expenses attributable to this segment increased 69.8% from ￦182 billion in 2022 to ￦309 billion in 2023, mainly as a result of an increase in expenses related to inter-segment borrowings, which was offset in part by a decrease in losses on disposal of loans held by Bank Bukopin, a foreign subsidiary of Kookmin Bank.

General and administrative expenses attributable to this segment decreased 0.7% from ￦1,972 billion in 2022 to ￦1,959 billion in 2023, principally due to decreases in the general and administrative expenses of KB PRASAC Bank and Bank Bukopin, Kookmin Bank’s overseas subsidiaries, the effects of which were largely offset by an increase in the common administrative expenses allocated to the corporate banking segment.

Provision for credit losses attributable to this segment increased 100.9% from ￦778 billion in 2022 to ￦1,563 billion in 2023, mainly due to an increase in provisions for credit losses of loans to Kookmin Bank’s corporate customers resulting from a deterioration in the credit quality of such loans.

Net other non-operating expenses attributable to this segment increased 15.4% from ￦13 billion in 2022 to ￦15 billion in 2023, primarily due to an increase in miscellaneous other non-operating expenses of Bank Bukopin, a foreign subsidiary of Kookmin Bank, which was in large part offset by regulatory fines paid by one of Kookmin Bank’s foreign branches in 2022 that was not repeated in 2023.

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

Net other non-operating expenses attributable to this segment increased 44.4% from ￦9 billion in 2021 to ￦13 billion in 2022, mainly attributable to regulatory fines paid by one of Kookmin Bank’s foreign branches, which was offset in part by a decrease in miscellaneous other non-operating expenses of Bank Bukopin, a foreign subsidiary of Kookmin Bank.

Other Banking Operations

This segment primarily consists of Kookmin Bank’s banking operations other than retail and corporate banking operations, including treasury activities and Kookmin Bank’s “back office” administrative operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2021		2022		2023		2022/2021		2023/2022
	(in billions of Won)						(%)
Income statement data
Interest income	￦	919	￦	1,763	￦	2,936	91.8		66.5
Interest expense		(534)		(1,130)		(2,109)	111.6		86.6
Net fee and commission income		405		449		489	10.9		8.9
Net gains on financial instruments at fair value through profit or loss		313		137		766	(56.2)		459.1
Net other operating income (expenses)		754		(1,037)		(1,826)	N/M	(1)	76.1
General and administrative expenses		(534)		(633)		(610)	18.5		(3.6)
Reversal of (Provision for) credit losses		(4)		(61)		48	N/M	(1)	N/M (1)
Share of profit of associates and joint ventures		57		13		0	(77.2)		(100.0)
Net other non-operating expenses		(70)		(25)		(84)	(64.3)		236.0

Profit (Loss) before income tax expense		1,306		(523)		(390)	N/M	(1)	(25.4)
Income tax benefit (expense)		(366)		173		187	N/M	(1)	8.1

Profit (Loss) for the year	￦	940	￦	(350)	￦	(202)	N/M	(1)	(42.3)

(1)	“N/M” means not meaningful.

Comparison of 2023 to 2022

Our loss before income tax expense for this segment decreased from ￦523 billion in 2022 to ￦390 billion in 2023.

Interest income from our other banking operations increased 66.5% from ￦1,763 billion in 2022 to ￦2,936 billion in 2023, mainly due to increases in the average yields on other banking loans and debt securities in this segment, which were enhanced by increases in the average volumes of such loans and securities.

Interest expense for this segment increased 86.6% from ￦1,130 billion in 2022 to ￦2,109 billion in 2023, primarily due to increases in the average costs of deposits, borrowings and debentures in this segment, which were enhanced by increases in the average volumes of such deposits, borrowings and debentures.

Net fee and commission income attributable to this segment increased 8.9% from ￦449 billion in 2022 to ￦489 billion in 2023, mainly due to increases in investment banking fees received and group brand licensing fees received.

Net gains on financial instruments at fair value through profit or loss attributable to this segment increased more than four-fold from ￦137 billion in 2022 to ￦766 billion in 2023, principally as a result of increases in net gains on short-term trading securities and net gains on valuation of debt securities, which were largely offset by a decrease in net gains on derivatives held for trading.

Net other operating expenses attributable to this segment increased 76.1% from ￦1,037 billion in 2022 to ￦1,826 billion in 2023, mainly as a result of an increase in net expenses related to inter-segment borrowings, which was enhanced by an increase in other operating expenses of Kookmin Bank’s overseas subsidiaries in 2023 compared to 2022.

General and administrative expenses attributable to this segment decreased 3.6% from ￦633 billion in 2022 to ￦610 billion in 2023, primarily due to a decrease in expenses related to employees, which were offset in part by an increase in common administrative expenses allocated to this segment.

Reversal of (provision for) credit losses attributable to this segment changed from provisions of ￦61 billion in 2022 to a reversal of provisions of ￦48 billion in 2023, due mainly to a significant decrease in provisions for credit losses of loans in foreign currencies held by one of our consolidated subsidiaries.

Share of profit of associates and joint ventures attributable to this segment decreased 100.0% from ￦13 billion in 2022 to ￦0 billion in 2023, principally as a result of a decrease in profits of equity-method investees of Kookmin Bank.

Net other non-operating expenses attributable to this segment increased 236.0% from ￦25 billion in 2022 to ￦84 billion in 2023, primarily due to an increase in impairment losses recognized by equity-method investees of Kookmin Bank.

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

Credit Card Operations

This segment consists of credit card activities conducted by KB Kookmin Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2021		2022		2023		2022/2021	2023/2022
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,768	￦	1,984	￦	2,343	12.2	18.1
Interest expense		(377)		(510)		(704)	35.3	38.0
Net fee and commission income		546		520		614	(4.8)	18.1
Net insurance income		12		11		10	(8.3)	(9.1)
Net gains on financial instruments at fair value through profit or loss		3		2		7	(33.3)	250.0
Net other operating expenses		(336)		(375)		(391)	11.6	4.3
General and administrative expenses		(578)		(597)		(625)	3.3	4.7
Provision for credit losses		(465)		(500)		(827)	7.5	65.4
Share of profit of associates and joint ventures		1		2		1	100.0	(50.0)
Net other non-operating income (expenses)		(7)		(7)		44	0.0	N/M (1)

Profit before income tax expense		566		527		473	(6.9)	(10.2)
Income tax expense		(145)		(144)		(121)	(0.7)	(16.0)

Profit for the year	￦	421	￦	383	￦	351	(9.0)	(8.4)

(1)	“N/M” means not meaningful.

Comparison of 2023 to 2022

Our profit before income tax expense for this segment decreased 10.2% from ￦527 billion in 2022 to ￦473 billion in 2023.

Interest income from our credit card operations increased 18.1% from ￦1,984 billion in 2022 to ￦2,343 billion in 2023. This increase was primarily due to an increase in the average yields on credit card receivables, which was enhanced by an increase in the average balance of such receivables.

Interest expense for this segment increased 38.0% from ￦510 billion in 2022 to ￦704 billion in 2023. This increase was primarily due to increases in the average costs of debentures and borrowings issued by KB Kookmin Card, which were enhanced by an increase in the average volume of borrowings.

Net fee and commission income attributable to this segment increased 18.1% from ￦520 billion in 2022 to ￦614 billion in 2023, mainly due to increases in commissions received related to payment gateways and debit card processing fees received. Such increases were offset in part by increases in credit card commissions paid.

Net insurance income attributable to this segment decreased 9.1% from ￦11 billion in 2022 to ￦10 billion in 2023, primarily due to a decrease in the number of customers using certain services for which KB Kookmin Card stopped accepting new customers.

Net gains on financial instruments at fair value through profit or loss attributable to this segment increased more than two-fold from ￦2 billion in 2022 to ￦7 billion in 2023, primarily due to increases in gains on valuations of investment trust beneficiary certificates and gains on the valuation of equity securities.

Net other operating expenses attributable to this segment increased 4.3% from ￦375 billion in 2022 to ￦391 billion in 2023, primarily due to an increase in credit card reward program-related expenses, which was offset in part by an increase in gains on transactions of foreign exchange.

General and administrative expenses attributable to this segment increased 4.7% from ￦597 billion in 2022 to ￦625 billion in 2023, mainly due to increases in salary expenses and computer and IT related expenses.

Provision for credit losses attributable to this segment increased 65.4% from ￦500 billion in 2022 to ￦827 billion in 2023, mainly due to an increase in provision for credit losses of card loans.

Share of profit of associates and joint ventures attributable to this segment decreased 50.0% from ￦2 billion in 2022 to ￦1 billion in 2023, primarily due to decreases in gains on valuation of equity-method investees and gains on trading in equity investments denominated in Korean Won.

Net other non-operating income (expenses) attributable to this segment changed from net expenses of ￦7 billion in 2022 to net income of ￦44 billion in 2023, primarily due to damages awarded to Kookmin Bank in 2023 in connection with a lawsuit relating to customer data theft.

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

Securities Operations

This segment consists primarily of securities brokerage, investment banking, securities investment and trading and other capital markets activities conducted by KB Securities, including its predecessor entities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2021		2022		2023		2022/2021	2023/2022
	(in billions of Won)						(%)
Income statement data
Interest income	￦	825	￦	1,157	￦	1,763	40.2	52.4
Interest expense		(268)		(618)		(1,149)	130.6	85.9
Net fee and commission income		1,015		785		743	(22.7)	(5.4)
Net gains (losses) from financial instruments at fair value through profit or loss		123		(211)		357	N/M (1)	N/M	(1)
Net other operating income (expenses)		(7)		(24)		6	242.9	N/M	(1)
General and administrative expenses		(855)		(822)		(903)	(3.9)	9.9
Provision for credit losses		(18)		(28)		(144)	55.6	414.3
Share of profit of associates and joint ventures		14		3		3	(78.6)	0.0
Net other non-operating income (expenses)		(18)		13		(190)	N/M (1)	N/M	(1)

Profit before income tax expense		810		253		485	(68.8)	91.7
Income tax expense		(215)		(64)		(103)	(70.2)	60.9

Profit for the year	￦	594	￦	189	￦	383	(68.2)	102.6

(1)	“N/M” means not meaningful.

Comparison of 2023 to 2022

Our profit before income tax expense for this segment increased 91.7% from ￦253 billion in 2022 to ￦485 billion in 2023.

Interest income from this segment increased 52.4% from ￦1,157 billion in 2022 to ￦1,763 billion in 2023, primarily due to increases in the average yields on deposits and other interest-earning assets held by KB Securities, which were enhanced by increases in the average volumes of such financial assets.

Interest expense for this segment increased 85.9% from ￦618 billion in 2022 to ￦1,149 billion in 2023, principally as a result of increases in the average costs on bonds sold under repurchase agreements, borrowings and debentures, which were enhanced by an increase in the average volume of borrowings, but partially offset by decreases in the average volumes of bonds sold under repurchase agreements and debentures.

Net fee and commission income attributable to this segment decreased 5.4% from ￦785 billion in 2022 to ￦743 billion in 2023, primarily due to decreases in underwriting fees and brokerage fees received, which were enhanced by an increase in securities trading fees paid.

Net gains (losses) on financial instruments at fair value through profit or loss attributable to this segment changed from net losses of ￦211 billion in 2022 to net gains of ￦357 billion in 2023, principally due to a change in net gains (losses) on sales and valuations of debt instruments from net losses in 2022 to net gains in 2023.

Net other operating income (expenses) attributable to this segment changed from net expenses of ￦24 billion in 2022 to net income of ￦6 billion in 2023, primarily due to a decrease in net losses on foreign currency valuation with respect to foreign currency-denominated assets and liabilities, mainly as a result of fluctuations in the value of the Korean Won against other currencies.

General and administrative expenses attributable to this segment increased 9.9% from ￦822 billion in 2022 to ￦903 billion in 2023, primarily due to increases in salaries paid, miscellaneous other general and administrative expenses and depreciation and amortization expenses.

Provision for credit losses increased over four-fold from ￦28 billion in 2022 to ￦144 billion in 2023, primarily due to increases in provision for credit losses of loans and other financial assets.

Share of profit of associates and joint ventures attributable to this segment remained stable at ￦3 billion in 2022 and 2023.

Net other non-operating income (expenses) attributable to this segment changed from net income of ￦13 billion in 2022 to net expenses of ￦190 billion in 2023, mainly due to an increase in other non-operating expenses, which was primarily attributable to increases in impairment losses, the effects of which were enhanced by a decrease in other non-operating income.

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

Life Insurance Operations

This segment consists of the life insurance operations of KB Life Insurance, which was formed in January 2023 through a merger between the Former KB Life Insurance and Prudential Life Insurance. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,										Percentage Change
	2021			2022					2023		2022/2021	2023/2022
	(IFRS 4)			(IFRS 4)			(IFRS 17)		(IFRS 17)		(IFRS 4)	(IFRS 17)
	(in billions of Won)										(%)
Income statement data
Interest income	￦	524		￦	566		￦	574	￦	582	8.0	1.4
Interest expense		(4)			(11)			(846)		(881)	175.0	4.1
Net fee and commission expense		(27)			(39)			(2)		(8)	44.4	300.0
Net insurance income		57			39			309		422	(31.6)	36.6
Net gains (losses) on financial instruments at fair value through profit or loss		137			67			(888)		659	(51.1)	N/M	(1)
Net other insurance finance income (expenses)		—			—			837		(433)	—	N/M	(1)
Net other operating expenses		(63)			(150)			(67)		(137)	138.1	104.5
General and administrative expenses		(203)			(225)			(46)		(100)	10.8	117.4
Reversal of (Provision for) credit losses		2			1			1		(2)	(50.0)	N/M	(1)
Net other non-operating income (expenses)		(0)			(0)			3		5	N/A (2)	66.7

Profit (Loss) before income tax expense		422			248			(124)		107	(41.2)	N/M	(1)
Income tax benefit (expense)		(133	)(3)		(62	)(3)		40 (3)		(24)	(53.4)	N/M	(1)

Profit (Loss) for the year	￦	290		￦	186		￦	(83)	￦	82	(35.9)	N/M	(1)

(1)	“N/M” means not meaningful.
(2)	“N/A” means not applicable.
(3)	For 2021 and 2022, represents income tax attributable to the Former KB Life Insurance and Prudential Life Insurance prior to their merger in January 2023.

Comparison of 2023 to 2022

Our profit (loss) before income tax expense for this segment changed from net losses of ￦124 billion in 2022 to net profit of ￦107 billion in 2023.

Interest income from this segment increased 1.4% from ￦574 billion in 2022 to ￦582 billion in 2023, primarily due to an increase in interest income from other debentures, which was mostly offset by a decrease in interest income from government bonds.

Interest expense for this segment increased 4.1% from ￦846 billion in 2022 to ￦881 billion in 2023, principally due to an increase in interest expenses categorized under insurance finance expenses of KB Life Insurance.

Net fee and commission expense attributable to this segment increased three-fold from ￦2 billion in 2022 to ￦8 billion in 2023, primarily due to a decrease in other miscellaneous fees and commissions received.

Net insurance income attributable to this segment increased 36.6% from ￦309 billion in 2022 to ￦422 billion in 2023, due to an increase in insurance income, which in turn was attributable to increases in contractual service margins recognized for services provided and expected incurred claims, and a decrease in insurance expenses, which in turn was due to a decrease in losses on onerous contracts.

Net gains (losses) on financial instruments at fair value through profit or loss attributable to this segment changed from net losses of ￦888 billion in 2022 to net gains of ￦659 billion in 2023, primarily due to increases in gains on valuations of equity securities, investment trust beneficiary certificates and debt securities.

Net other insurance finance income (expenses) attributable to this segment changed from net income of ￦837 billion in 2022 to net expenses of ￦433 billion in 2023, primarily due to a change in net other insurance finance income (expenses) of variable life insurance products from net income in 2022 to net expenses in 2023.

Net other operating expenses attributable to this segment increased 104.5% from ￦67 billion in 2022 to ￦137 billion in 2023, principally due to increases in losses on sales of debt securities, losses on valuation of foreign currency-denominated assets and liabilities and losses on valuation of currency forward contracts, the effects of which were largely offset by an increase in gains on the sale of currency forward contracts.

General and administrative expenses attributable to this segment increased 117.4% from ￦46 billion in 2022 to ￦100 billion in 2023, primarily due to an increase in miscellaneous other general and administrative expenses.

Reversal of (provision for) credit losses attributable to this segment changed from a reversal of provisions of ￦1 billion in 2022 to provisions of ￦2 billion in 2023, mainly due to a decrease in reversal of provisions for loans denominated in Korean Won.

Net other non-operating income attributable to this segment increased 66.7% from ￦3 billion in 2022 to ￦5 billion in 2023, mainly due to a decrease in certain non-operating expenses related to investment properties.

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

Non-Life Insurance Operations

This segment consists of the non-life insurance operations of KB Insurance. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,								Percentage Change
	2021		2022				2023		2022/2021		2023/2022
	(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 17)		(IFRS 4)		(IFRS 17)
			(in billions of Won)						(%)
Income statement data
Interest income	￦	635	￦	718	￦	709	￦	812	13.1		14.5
Interest expense		(10)		(24)		(787)		(979)	140.0		24.4
Net fee and commission expense		(173)		(190)		(26)		(34)	9.8		30.8
Net insurance income		493		655		991		961	32.9		(3.0)
Net gains (losses) on financial instruments at fair value through profit or loss		370		340		(133)		455	(8.1)		N/M (1)
Net other insurance finance income (expenses)		—		—		4		(26)	N/A	(2)	N/M (1)
Net other operating expenses		(82)		(104)		(82)		(33)	26.8		(59.8)
General and administrative expenses		(834)		(849)		(134)		(142)	1.8		6.0
Provision for credit losses		(5)		(6)		(18)		(14)	20.0		(22.2)
Share of profit of associates and joint ventures		—		—		1		2	N/A	(2)	100.0
Net other non-operating income		17		190		190		15	N/M	(1)	(92.1)

Profit before income tax expense		411		730		716		1,017	77.6		42.0
Income tax expense		(109)		(172)		(158)		(264)	57.8		67.1

Profit for the year	￦	302	￦	558	￦	558	￦	753	84.8		34.9

(1)	“N/M” means not meaningful.
(2)	“N/A” means not applicable.

Comparison of 2023 to 2022

Our profit before income tax expense for this segment increased 42.0% from ￦716 billion in 2022 to ￦1,017 billion in 2023.

Interest income attributable to this segment increased 14.5% from ￦709 billion in 2022 to ￦812 billion in 2023, primarily due to increases in interest income earned on debentures, other financial bonds and government treasury bonds held by KB Insurance.

Interest expense attributable to this segment increased 24.4% from ￦787 billion in 2022 to ￦979 billion in 2023, primarily due to an increase in interest expenses on deposits related to insurance contracts.

Net fee and commission expense attributable to this segment increased 30.8% from ￦26 billion in 2022 to ￦34 billion in 2023, mainly due to an increase in other service fees paid, the effects of which were enhanced by a decrease in miscellaneous other fees received.

Net insurance income attributable to this segment decreased 3.0% from ￦991 billion in 2022 to ￦961 billion in 2023, primarily due to an increase in insurance expenses, mainly reflecting increases in insurance claims paid and insurance service expenses for insurance contracts applying the premium allocation method, the effects of which were mostly offset by an increase in insurance income, mainly reflecting increases in expected incurred claims as well as reinsurance income for reinsurance contracts applying the premium allocation method.

Net gains (losses) on financial instruments at fair value through profit or loss attributable to this segment changed from net losses of ￦133 billion in 2022 to net gains of ￦455 billion in 2023, primarily as a result of increases in valuation gains on other foreign currency-denominated securities, investment trust beneficiary certificates and foreign currency-denominated beneficiary certificates.

Net other insurance finance income (expenses) changed from net income of ￦4 billion in 2022 to net expenses of ￦26 billion in 2023, primarily due to a decrease in reinsurance finance income, the effect of which was offset in part by an increase in insurance finance income.

Net other operating expenses attributable to this segment decreased 59.8% from ￦82 billion in 2022 to ￦33 billion in 2023, primarily due to increases in gains on debt security transactions and gains on currency derivative transactions, the effects of which were offset in large part by decreases in other gains on fair value hedges and gains on foreign currency assets.

General and administrative expenses attributable to this segment increased 6.0% from ￦134 billion in 2022 to ￦142 billion in 2023, principally due to increases in salaries paid and depreciation and amortization expenses.

Provisions for credit losses attributable to this segment decreased 22.2% from ￦18 billion in 2022 to ￦14 billion in 2023, primarily due to an increase in reversal of provisions for credit losses of foreign currency loans, the effect of which was offset in part by increases in provisions for credit losses of securities in Korean Won and other financial assets.

Share of profit of associates and joint ventures attributable to this segment increased 100.0% from ￦1 billion in 2022 to ￦2 billion in 2023, primarily due to an increase in gains on valuation of equity-method investees.

Net other non-operating income attributable to this segment decreased 92.1% from ￦190 billion in 2022 to ￦15 billion in 2023, principally due to decreases in gains on disposal of investment property and gains on the disposal of assets held for sale.

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

Other

“Other” includes the operations of our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2023 except Kookmin Bank, KB Kookmin Card, KB Securities, KB Life Insurance and KB Insurance, including principally KB Asset Management, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Savings Bank and KB Capital. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2021		2022		2023		2022/2021	2023/2022
	(in billions of Won)						(%)
Income statement data
Interest income	￦	817	￦	1,065	￦	1,408	30.4	32.2
Interest expense		(405)		(505)		(749)	24.7	48.3
Net fee and commission income		1,069		1,145		1,213	7.1	5.9
Net gains on financial instruments at fair value through profit or loss		184		22		284	(88.0)	N/M (1)
Net other operating expenses		(583)		(608)		(749)	4.3	23.2
General and administrative expenses		(438)		(467)		(483)	6.6	3.4
Provision for credit losses		(176)		(178)		(554)	1.1	211.2
Share of profit (loss) of associates and joint ventures		9		(8)		11	N/M (1)	N/M (1)
Net other non-operating income (expenses)		2		(5)		(11)	N/M (1)	120.0

Profit before income tax expense		480		461		370	(4.0)	(19.7)
Income tax expense(2)		(148)		(113)		(64)	(23.6)	(43.4)

Profit for the year	￦	332	￦	347	￦	305	4.5	(12.1)

(1)	“N/M” means not meaningful.
(2)

Represents income tax attributable to our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB except Kookmin Bank, KB Kookmin Card, KB Securities (including its predecessor entities), KB Life Insurance and KB Insurance.

Comparison of 2023 to 2022

Our profit before income tax expense for this segment decreased 19.7% from ￦461 billion in 2022 to ￦370 billion in 2023.

Interest income attributable to this segment increased 32.2% from ￦1,065 billion in 2022 to ￦1,408 billion in 2023, primarily due to increases in the average yields on loans of KB Capital and, to a lesser extent, KB Savings Bank.

Interest expense attributable to this segment increased 48.3% from ￦505 billion in 2022 to ￦749 billion in 2023, mainly due to increases in the average costs on debentures of KB Capital and the average costs on deposits of KB Savings Bank.

Net fee and commission income attributable to this segment increased 5.9% from ￦1,145 billion in 2022 to ￦1,213 billion in 2023, principally reflecting increases in the operating lease fees received by our consolidated funds and, to a lesser extent, the lease and rental fees received by KB Capital, the effects of which were offset in part by a decrease in miscellaneous other fees received by KB Real Estate Trust.

Net gains on financial instruments at fair value through profit or loss attributable to this segment increased significantly from ￦22 billion in 2022 to ￦284 billion in 2023, primarily as a result of an increase in distributions of profit from our consolidated funds and an increase in gains on valuation of hybrid securities of our holding company.

Net other operating expenses attributable to this segment increased 23.2% from ￦608 billion in 2022 to ￦749 billion in 2023, principally due to an increase in other provisions for KB Real Estate Trust, a decrease in gains on foreign currency transactions of our consolidated funds and an increase in depreciation expenses with respect to leased assets of KB Capital.

General and administrative expenses attributable to this segment increased 3.4% from ￦467 billion in 2022 to ￦483 billion in 2023, which mainly reflected increases in amortization expenses for other intangible assets and utility expenses of KB Savings Bank.

Provision for credit losses increased over two-fold from ￦178 billion in 2022 to ￦554 billion in 2023, primarily due to increases in provisions for credit losses of loans in Korean Won of KB Capital and KB Savings Bank, the effects of which were enhanced by an increase in provisions for credit losses of other financial assets of KB Real Estate Trust.

Share of profit (loss) of associates and joint ventures attributable to this segment changed from losses of ￦8 billion in 2022 to a profit of ￦11 billion in 2023, mainly reflecting an increase in valuation gains on equity-method investments, and a decrease in valuation losses on equity-method investments, of KB Investment.

Net other non-operating expenses attributable to this segment increased 120.0% from ￦5 billion in 2022 to ￦11 billion in 2023, principally reflecting an increase in other non-operating expenses of our consolidated funds, the effect of which was offset in part by an increase in other non-operating income of our holding company.

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

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,				Percentage Change
	2022		2023		2023/2022
	(in billions of Won)				(%)
Cash and due from financial institutions	￦	32,475	￦	29,836	(8.1)%
Financial assets at fair value through profit or loss		70,092		77,038	9.9
Derivative financial assets		9,447		6,158	(34.8)
Financial investments		115,453		122,200	5.8
Loans measured at amortized cost:
Loans to banks		9,750		11,549	18.5

Loans to customers other than banks:
Loans in Korean Won		355,045		368,637	3.8
Loans in foreign currencies		30,720		30,309	(1.3)
Domestic import usance bills		4,499		3,399	(24.4)
Off-shore funding loans		908		508	(44.1)
Call loans		119		269	126.1
Bills bought in Korean Won		286		2	(99.3)
Bills bought in foreign currencies		1,781		1,277	(28.3)
Guarantee payments under acceptances and guarantees		18		20	11.1
Credit card receivables in Korean Won		22,562		22,305	(1.1)
Credit card receivables in foreign currencies		47		45	(4.3)
Bonds purchased under repurchase agreements		3,151		3,633	15.3
Privately placed bonds		719		902	25.5
Factored receivables		0		0	N/A (1)
Lease receivables		1,134		785	(30.8)
Loans for installment credit		6,458		6,608	2.3

Total loans to customers other than banks		427,448		438,699	2.6
Less:
Allowances for credit losses		(4,159)		(5,442)	30.8

Total loans measured at amortized cost, net		433,039		444,805	2.7
Insurance contract assets		83		230	177.1
Reinsurance contract assets		1,496		1,655	10.6
Property and equipment		4,991		4,946	(0.9)
Other assets(2)		21,589		28,871	33.7

Total assets	￦	688,665	￦	715,738	3.9%

(1)	“N/A” means not applicable.
(2)

Includes investments in associates and joint ventures, investment property, intangible assets, net defined benefit assets, current income tax assets, deferred income tax assets, assets held for sale, assets of a disposal group held for sale and miscellaneous other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Our total assets increased 3.9% from ￦688,665 billion as of December 31, 2022 to ￦715,738 billion as of December 31, 2023, principally due to a 2.7% increase in loans from ￦433,039 billion as of December 31, 2022 to ￦444,805 billion as of December 31, 2023, which was enhanced by a 9.9% increase in financial assets at fair value through profit or loss from ￦70,092 billion as of December 31, 2022 to ￦77,038 billion as of December 31, 2023 and a 5.8% increase in financial investments from ￦115,453 billion as of December 31, 2022 to ￦122,200 billion as of December 31, 2023. The increase in loans was mainly due to increases in loans in Korean Won, which was offset in small part by a decrease in domestic import usance bills. The increase in financial assets at fair value through profit or loss was mainly due to an increase in corporate bonds. The increase in financial investments was primarily due to an increase in debt securities measured at amortized cost and an increase in debt securities measured at fair value through other comprehensive income.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,				Percentage Change
	2022		2023		2023/2022
	(in billions of Won)				(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	12,272	￦	10,920	(11.0)%
Deposits		393,929		406,512	3.2
Borrowings		71,717		69,584	(3.0)
Debentures		68,698		69,177	0.7
Insurance contract liabilities		45,969		50,309	9.4
Reinsurance contract liabilities		32		36	12.5
Provisions		934		1,444	54.6
Other liabilities(1)		41,006		48,883	19.2

Total liabilities		634,557		656,865	3.5

Equity:
Share capital		2,091		2,091	0.0
Hybrid securities		4,434		5,033	13.5
Capital surplus		16,941		16,648	(1.7)
Accumulated other comprehensive income		1,250		2,295	83.6
Retained earnings		28,948		32,029	10.6
Treasury shares		(836)		(1,166)	39.5

Equity attributable to shareholders of the Parent Company		52,828		56,930	7.8
Non-controlling interests		1,280		1,944	51.9

Total equity		54,108		58,873	8.8

Total liabilities and equity	￦	688,665	￦	715,738	3.9%

(1)	Includes derivative financial liabilities, current income tax liabilities, deferred income tax liabilities, net defined benefit liabilities and miscellaneous other liabilities.

Our total liabilities increased 3.5% from ￦634,557 billion as of December 31, 2022 to ￦656,865 billion as of December 31, 2023. Such increase was primarily due to a 3.2% increase in deposits from ￦393,929 billion as of December 31, 2022 to ￦406,512 billion as of December 31, 2023, which was enhanced by a 19.2% increase in other liabilities from ￦41,006 billion as of December 31, 2022 to ￦48,883 billion as of December 31, 2023. Our deposits increased mainly as a result of an increase in time deposits, which was enhanced by an increase in certificates of deposit and offset in small part by a decrease in demand deposits. The increase in other liabilities resulted mainly from an increase in miscellaneous other liabilities, which mainly reflected an increase in payables reflecting an increase in our foreign currency transactions.

Our total equity increased 8.8% from ￦54,108 billion as of December 31, 2022 to ￦58,873 billion as of December 31, 2023. This increase mainly resulted from increases in our retained earnings and, to a lesser extent, accumulated other comprehensive income.

Liquidity

Our primary source of funding has historically been and continues to be deposits. Deposits amounted to ￦393,929 billion and ￦406,512 billion as of December 31, 2022 and 2023, which represented approximately 73.7% and 74.6% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in financial assets and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through debentures and borrowings to meet our liquidity needs. Debentures represented 12.9% and 12.7% of our total funding as of December 31, 2022 and 2023, respectively. Borrowings represented 13.4% and 12.8% of our total funding as of December 31, 2022 and 2023, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

We are exposed to liquidity risk arising from withdrawals of deposits, payments of insurance contract claims and refunds, and maturities of our debentures and borrowings, as well as the need to fund our lending, trading and investment activities (including our capital expenditures) and the management of our trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk Management.” From time to time, we engage in the purchase and/or cancellation of our own equity securities, as part of our efforts to generate additional shareholder value. For example, from February 8, 2023 to March 29, 2023, we engaged in a series of open-market transactions to purchase a total of 5,385,996 of our shares of common stock at an average price of ￦50,454 per share for an aggregate amount of ￦271.7 billion, followed by the cancellation of such shares in their entirety. More recently, in August 2023, we entered into a trust agreement with Samsung Securities Co., Ltd. to acquire, by July 2024, our shares of common stock in the aggregate amount of approximately ￦300 billion, and in February 2024, we entered into another trust agreement with Samsung Securities Co., Ltd. to acquire, by August 2024, our shares of common stock in the aggregate amount of approximately ￦320 billion. We currently intend to cancel all such shares of common stock following each of the acquisitions described above.

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries (as well as associates), direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. We received aggregate dividends of ￦1,618 billion, ￦1,871 billion and ￦2,192 billion from our subsidiaries and associates in 2021, 2022 and 2023, respectively. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Asset Encumbrance

Part of our future funding and collateral needs are supported by assets readily available and unrestricted. The following table sets forth our assets that are available and those that are encumbered and not available to support our future funding and collateral needs as of December 31, 2023.

	December 31, 2023
					Unencumbered Assets
	Assets		Encumbered Asset(1)		Readily Available(2)		Other
	(in billions of Won)
On-balance sheet
Cash and due from financial institutions	￦	29,836	￦	2,111	￦	25,172	￦	2,553
Financial assets at fair value through profit or loss		77,038		15,423		23,815		37,800
Derivative financial assets		6,158		—		—		6,158
Loans measured at amortized cost		444,805		18,034		—		426,771
Financial investments		122,200		24,600		54,255		43,345
Investments in associates and joint ventures		722		—		—		722
Insurance contract assets		230		—		—		230
Reinsurance contract assets		1,655		—		—		1,655
Property and equipment		4,946		—		—		4,946
Investment property		4,110		622		—		3,488
Intangible assets		1,951		—		—		1,951
Net defined benefit assets		374		—		—		374
Current income tax assets		244		—		—		244
Deferred income tax assets		274		—		—		274
Assets held for sale		208		—		—		208
Assets of a disposal group held for sale		—		—		—		—
Other assets		20,987		954		—		20,033

Total on-balance sheet	￦	715,738	￦	61,744	￦	103,242	￦	550,752

Off-balance sheet
Fair value of securities accepted as collateral	￦	3,893	￦	—	￦	3,893	￦	—

Total off-balance sheet	￦	3,893	￦	—	￦	3,893	￦	—

(1)	Represents assets that have been pledged as collateral against an existing liability or are otherwise restricted in their use to secure funding.
(2)	Represents those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferable form.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2023. These commitments and guarantees are not included within our consolidated statements of financial position.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees(1)	￦	7,194	￦	3,344	￦	3,714	￦	79	￦	57
Confirmed acceptances and guarantees		9,677		4,911		4,179		563		24
Commitments		204,540		145,805		9,414		4,218		45,103

Total	￦	221,411	￦	154,060	￦	17,307	￦	4,860	￦	45,184

(1)

Includes ￦6,013 billion of irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 40 of the notes to our consolidated financial statements.

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

As of December 31, 2023, Kookmin Bank’s total Tier I and Tier II capital adequacy ratio was 18.08%.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2022 and 2023, based on applicable regulatory reporting standards.

	As of December 31,
	2022		2023
	(in billions of Won, except percentages)
Tier I capital:	￦	30,963	￦	33,479
Common equity Tier I capital		30,089		32,196
Paid-in capital		2,022		2,022
Capital reserves		5,025		4,735
Retained earnings		25,834		27,718
Non-controlling interests in consolidated subsidiaries		—		—
Others		(2,792)		(2,279)
Additional Tier I capital		874		1,283
Tier II capital:		5,270		5,561
Revaluation reserves		—		—
Allowances for credit losses(1)		886		1,266
Hybrid debt		—		—
Subordinated debt		4,384		4,295
Valuation gain on financial investments		—		—
Others		—		—

Total core and supplementary capital		36,233		39,040
Risk-weighted assets		207,558		215,962
Credit risk:		182,294		194,210
Market risk		12,611		7,068
Operational risk		12,653		14,684
Total Tier I and Tier II capital adequacy ratio		17.46%		18.08%
Tier I capital adequacy ratio		14.92%		15.50%
Common equity Tier I capital adequacy ratio		14.50%		14.91%
Tier II capital adequacy ratio		2.54%		2.58%

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2022 and 2023, based on applicable regulatory reporting standards.

	As of December 31,
	2022		2023
	(in billions of Won)
Tier I capital
Common equity Tier I capital	￦	40,104	￦	43,664
Additional Tier I capital		4,928		5,727

Total Tier I capital	￦	45,032	￦	49,391
Tier II capital		3,938		4,353

Risk-weighted assets	￦	302,984	￦	321,319

Total Tier I and Tier II capital adequacy ratio		16.16%		16.73%
Tier I capital adequacy ratio		14.86%		15.37%
Common equity Tier I capital adequacy ratio		13.24%		13.59%
Tier II capital adequacy ratio		1.30%		1.35%

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

Executive Director

The table below identifies our executive director as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Jong Hee Yang	June 10, 1961	Chairman and Chief Executive Officer	November 21, 2023	November 20, 2026

Our executive director does not have any significant activities outside KB Financial Group.

Jong Hee Yang is our chairman and chief executive officer. He became an executive director in November 2023. He previously served as our vice chairman, as well as the head of our retail customer business unit, our wealth management and pension business unit and our small and medium enterprise business unit. He has also served as the chief executive officer of KB Insurance Co., Ltd. Mr. Yang received a B.A. in history from Seoul National University.

Non-standing Director

The table below identifies our non-standing director as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Jae Keun Lee	May 27, 1966	Non-standing director; President and Chief Executive Officer of Kookmin Bank	March 25, 2022	Annual general meeting of shareholders in 2025

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

The table below identifies our non-executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Seon-joo Kwon	November 12, 1956	Non-executive Director	March 20, 2020	March 21, 2025
Whajoon Cho	February 24, 1957	Non-executive Director	March 24, 2023	March 23, 2025
Gyutaeg Oh	February 20, 1959	Non-executive Director	March 20, 2020	March 21, 2025
Jungsung Yeo	April 1, 1960	Non-executive Director	March 24, 2023	March 23, 2025
Jaehong Choi	August 1, 1962	Non-executive Director	March 25, 2022	March 21, 2025
Sung-Yong Kim	March 16, 1966	Non-executive Director	March 24, 2023	March 23, 2025
Myong-Hwal Lee	May 4, 1964	Non-executive Director	March 22, 2024	March 21, 2026

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.

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

Gyutaeg Oh has been a non-executive director since March 2020. He previously served as a professor at Chung-Ang University School of Business Administration. He previously served as a member of the Public Funds Oversight Committee of the Financial Services Commission, an assistant professor at the University of Iowa, a non-executive director at Kiwoom Securities Co., Ltd. and a non-executive director at Moa Savings Bank. Mr. Oh received a B.A. in economics from Seoul National University, an M.S. in management science from the Korea Advanced Institute of Science and Technology and an M.A. and a Ph.D. in economics from Yale University.

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

Jaehong Choi has been a non-executive director since March 2022. He is currently a professor at the Startup College of Gachon University. He previously served as a non-executive director at Kakao Corp., an advisor at NHN Japan Corp. and an advisor at eSamsung Japan Corp. Mr. Choi received a B.S., M.S. and Ph.D. in electronic engineering from Hanyang University.

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

Myong-Hwal Lee has been a non-executive director since March 2024. He is currently a senior research fellow and a director at the Korea Institute of Finance. He previously served as a member of the sanction review committee of the Financial Supervisory Service, a member of the Postal Services Steering Committee, the vice president of the Korea Institute of Finance and the vice president of the Korea Money and Finance Association. Mr. Lee received a B.A. in economics from Seoul National University and an M.S. and Ph.D. in economics from the University of Texas at Austin.

Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.

Executive Officers

The table below identifies our executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Seung Jong Lee	January 9, 1966	Senior Executive Vice President and Chief Strategy Officer
Jae Kwan Kim	July 14, 1968	Senior Executive Vice President and Chief Finance Officer
Cheal Soo Choi	October 8, 1966	Senior Executive Vice President and Chief Risk Management Officer
Scott Y. H. Seo	March 26, 1966	Senior Executive Vice President and Chief Business Officer of Global
Young Suh Cho	February 25, 1971	Senior Executive Vice President, Chief Digital Officer and Chief IT Officer
Dae Hwan Lim	November 8, 1965	Senior Executive Vice President and Chief Compliance Officer
Bong Joong Kwon	November 5, 1969	Senior Managing Director and Head of the IR Division
Hyo Ik Park	January 7, 1970	Senior Managing Director and Chief Business Officer of Insurance
Shin Dong Jeung	January 1, 1966	Senior Managing Director and Head of KB Research
Dae Hyun Cha	January 30, 1966	Senior Managing Director and Chief Officer of the Audit Department
Keoung Nam Kim	August 9, 1967	Managing Director and Head of the ESG Division
Sang Rock Na	August 17, 1972	Managing Director and General Manager of the Financial Planning Department
Hyo Sung Jeon	March 24, 1971	Managing Director and Chief Human Resources Officer
Ki Won Seo	November 4, 1972	Managing Director and General Manager of the Office of the Board of Directors
Jin Young Park	September 12, 1972	Chief Public Relations Officer
Jin Ho Jeong	October 3, 1967	Head of the Digital Transformation (DT) Division
Chang Hwa Yook	December 11, 1967	Head of the Artificial Intelligence (AI) Division
Sang Won Oh	December 17, 1967	Head of the Information Technology (IT) Division
Yoon Ha	March 10, 1971	Head of the Customer Experience Design Center
Soon Young Oh	August 26, 1977	Head of the Financial AI Center
Ki Eun Park	September 27, 1970	Head of the Group Architecture Center
Joo Hyun Kim	November 15, 1970	Head of the Group Cloud Center
Chan Yong Park	September 12, 1965	Head of the Planning and Coordination Department

None of the executive officers has any significant activities outside KB Financial Group.

Seung Jong Lee is a senior executive vice president and our chief strategy officer. He previously served as a senior managing director of the shared service group at Kookmin Bank. Mr. Lee received a B.A. in international trade from Hankuk University of Foreign Studies.

Jae Kwan Kim is a senior executive vice president and our chief finance officer. He previously served as a senior executive vice president of the strategy and finance planning group at Kookmin Bank. Mr. Kim received a B.A. in economics from Sogang University.

Cheal Soo Choi is a senior executive vice president and our chief risk management officer. He previously served as a senior managing director of the risk management group at Kookmin Bank. Mr. Choi received a B.A. in agricultural economics from Korea University.

Scott Y. H. Seo is a senior executive vice president and our chief business officer of global. He previously served as our chief finance officer. Mr. Seo received a B.A. in business administration from Sogang University and an M.B.A. from Yonsei University.

Young Suh Cho is a senior executive vice president and our chief digital officer and chief IT officer. He previously served as a senior managing director of Kookmin Bank’s DT strategy division. Mr. Cho received a B.A. in economics from Seoul National University and an M.B.A. from Columbia University.

Dae Hwan Lim is a senior executive vice president and our chief compliance officer. He previously served as a senior managing director of the capital markets sales department at Kookmin Bank. Mr. Lim received a B.A. in economics from Jeonbuk National University.

Bong Joong Kwon is a senior managing director and the head of our IR division. He previously served as the general manager of our IR department. Mr. Kwon received a B.A. in law from Hallym University and an M.B.A. from Yonsei University.

Hyo Ik Park is a senior managing director and our chief business officer of insurance. He previously served as a managing director of the retail marketing division at KB Insurance. Mr. Park received a B.A. and an M.A. in business administration from Seoul National University.

Shin Dong Jeung is a senior managing director and the head of KB Research. He previously served as the chief audit executive at KB Savings Bank Co., Ltd. Mr. Jeung received a B.A. and an M.A. in economics from Seoul National University and a Ph.D. in economics from Michigan State University.

Dae Hyun Cha is a senior managing director and our chief officer of the audit department. He previously served as the head of the audit operations division at Kookmin Bank. Mr. Cha received a B.A. in accounting from Dong-eui University and an M.A. in business administration from Korea University.

Keoung Nam Kim is a managing director and the head of our ESG division. She previously served as the head of the foreign exchange business division at Kookmin Bank. Ms. Kim received a B.A. in German language from Chung-Ang University and an M.A in economics from Sogang University.

Sang Rock Na is a managing director and the general manager of our financial planning department. He previously served as a general manager at the Seongsuyeok branch of Kookmin Bank. Mr. Na received a B.A. in economics from Sogang University and an M.A in business administration from Emory University.

Hyo Sung Jeon is a managing director and our chief human resources officer. He previously served as a general manager of our human resources department. Mr. Jeon received a B.A. in accounting from Kyungpook National University.

Ki Won Seo is a managing director and the general manager of our office of the board of directors. He previously served as a general manager of the structured finance department at Kookmin Bank. Mr. Seo received a B.A. in business administration from Sogang University.

Jin Young Park is our chief public relations officer. He also serves as a managing director of Kookmin Bank’s brand and public relations group. He previously served as a general manager of our brand strategy department. Mr. Park received a B.A. and an M.A. in business administration from Sogang University.

Jin Ho Jeong is the head of our DT division and also serves as a senior executive vice president of the Digital Transformation initiative division at Kookmin Bank. He previously served as the head of the strategy division at Kookmin Bank. Mr. Jeong received a B.A. in English literature from Korea University.

Chang Hwa Yook is the head of our AI division. He also serves as a senior executive vice president and the head of the AI/data innovation division at Kookmin Bank. He previously served as our chief data officer. Mr. Yook received a B.A. in economics from Chungnam National University.

Sang Won Oh is the head of our IT division. He also serves as a senior executive vice president of the tech group at Kookmin Bank. He previously served as the head of the tech service division at Kookmin Bank. Mr. Oh received a B.S. in statistics from Dong-A University.

Yoon Ha is the head of our customer experience design center. He also serves as the head of the customer experience design center at Kookmin Bank. He previously served as a principal designer of the customer experience innovation team at Samsung SDS. Mr. Ha received a B.S. in electronic engineering, an M.S. in psychology from Yonsei University and an M.S. in industrial design from Hongik University.

Soon Young Oh is the head of our financial AI center. She also serves as a managing director of the financial AI center at Kookmin Bank. She previously served as the chief technology officer of the research and development division at Hancom Inc. Ms. Oh received a B.S. in computer science from Seoul Women’s University.

Ki Eun Park is the head of our group architecture center. He also serves as a senior executive vice president of the tech development division of Kookmin Bank. He previously served as the chief technology officer of Naver Cloud. Mr. Park received a B.S. in electronic computation and an M.S. in computer science from Chung-Ang University.

Joo Hyun Kim is the head of our group cloud center. He also serves as the head of the cloud platform department of Kookmin Bank. He previously served as the head of the cloud service technology center at Naver Cloud. Mr. Kim received a B.S. in computer science and statistics from Seoul National University.

Chan Yong Park is the head of our planning and coordination department. He is also a senior executive vice president at Kookmin Bank’s planning and coordination department. He previously served as the head of Kookmin Bank’s shared service division. Mr. Park received a B.A. in business administration from Kwandong University.

Item 6.B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted, excluding stock grants, by us and our subsidiaries to our chairman and chief executive officer, our other executive and non-standing directors, our non-executive directors and our executive officers for the year ended December 31, 2023 was ￦31,206 million. For the year ended December 31, 2023, we set aside ￦376 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

Among those who received total annual compensation exceeding ￦500 million in 2023 at the holding company level, the five highest-paid individuals were as follows:

Name	Position	Total Compensation in 2023 (in millions of Won)(1)	Incentive Compensation for Payment Subsequent to 2023 (number of shares)(2)
Jong Kyoo Yoon	Former Chairman and Chief Executive Officer(3)	￦3,856	51,424
Jong Hee Yang	Chairman and Chief Executive Officer / Former Vice Chairman and Head of Retail Customer, Wealth Management and Pension, Small and Medium Enterprise Business Units(3)	1,555	6,884
Dong Whan Han	Senior Executive Vice President and Head of KB Research	952	6,234
Dong Cheol Lee	Former Vice Chairman and Head of Digital and IT Business Units	894	2,544
Yin Hur	Former Vice Chairman and Head of Global and Insurance Business Units	854	3,057

(1)	Includes annual salary and performance-based incentive payments paid by the holding company.
(2)

Consists of performance-based shares expected to be granted by the holding company in the future. The actual payment amount will be determined at the time of payment based on the then-current market price of our common shares.

(3)	Jong Kyoo Yoon was our chairman and chief executive officer until November 2023, and was succeeded by Jong Hee Yang.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us.

In 2008, we established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our and our subsidiaries’ directors and executive officers, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6.E. Share Ownership—Performance Share Agreements.” In 2023, we incurred ￦78,014 million of compensation costs relating to stock grants under such agreements. See Note 32 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

Audit Committee

The committee currently consists of four non-executive directors, Whajoon Cho, Seon-joo Kwon, Gyutaeg Oh and Sung-Yong Kim. The chairperson of the Audit Committee is Whajoon Cho. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Risk Management Committee

The committee currently consists of four non-executive directors, Sung-Yong Kim, Whajoon Cho, Jungsung Yeo and Myong-Hwal Lee. The chairperson of the committee is Sung-Yong Kim. The Risk Management Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews solvency allocations as well as recovery and resolution plans. The committee holds regular meetings every quarter.

Evaluation & Compensation Committee

The committee currently consists of four non-executive directors, Jungsung Yeo, Seon-joo Kwon, Jaehong Choi and Myong-Hwal Lee. The chairperson of the committee is Jungsung Yeo. The Evaluation and Compensation Committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding the compensation of directors, evaluating management’s performance and implementing management training programs, as well as deciding and supervising the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings semi-annually.

Non-executive Director Nominating Committee

The committee currently consists of four non-executive directors, Gyutaeg Oh, Seon-joo Kwon, Jungsung Yeo and Jaehong Choi. The chairperson of the committee is Gyutaeg Oh. The committee is responsible for the management and evaluation of a pool of non-executive director candidates and recommendation of the non-executive director candidates to be nominated at the annual general meeting of shareholders.

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

CEO Nominating Committee

The committee currently consists of all seven of our non-executive directors. The chairperson of the CEO Nominating Committee is Jaehong Choi. The committee is responsible for establishing and monitoring procedures for our CEO candidate cultivation and succession program pursuant to our “CEO Succession Regulations,” which cover, among other things, the qualifications of CEO candidates, continued maintenance of the candidate pool and the CEO candidate nomination process. The committee holds regular meetings semi-annually.

Subsidiaries’ CEO Director Nominating Committee

The committee currently consists of one non-standing director, Jae Keun Lee, and three non-executive directors, Gyutaeg Oh, Jaehong Choi and Myong-Hwal Lee, together with our chairman and chief executive officer, Jong Hee Yang. The chairperson of the Subsidiaries’ CEO Director Nominating Committee is Jong Hee Yang. The committee is responsible for candidate cultivation and succession programs for chief executive officers of our subsidiaries. The committee holds regular meetings semi-annually.

ESG Committee

The Committee currently consists of all seven of our non-executive directors, one non-standing director, Jae Keun Lee, and our chairman and chief executive officer, Jong Hee Yang. The chairperson of the ESG Committee is Myong-Hwal Lee. The committee is responsible for establishing and enforcing strategies and policies relating to non-financial aspects of our business, which consist of the environment, social responsibility and corporate governance, in order to promote sustainable development and enhance our corporate value. The committee also manages ESG-related products and investments and monitors ESG-related global initiatives and community outreach efforts. The committee holds regular meetings semi-annually.

Item 6.D.	Employees

As of December 31, 2023, we had a total of 142 full-time employees, excluding 10 executive officers, at our financial holding company.

The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2021	2022	2023
KB Financial Group	Full-time employees(1)	149	145	142
	Contractual employees	—	—	—
	Managerial employees	133	131	127
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees(1)	15,333	14,697	14,039
	Contractual employees	1,899	2,429	2,389
	Managerial employees	8,474	8,063	7,647
	Members of Korea Financial Industry Union	13,989	13,016	11,897
Other subsidiaries	Full-time employees(1)	9,181	9,171	9,003
	Contractual employees	1,092	1,233	1,229
	Managerial employees	5,190	5,341	5,206
	Members of Korea Financial Industry Union	6,486	6,587	6,945

(1)	Excluding executive officers.

We consider our relations with our employees to be satisfactory. We and our subsidiaries each have a joint labor-management council which serves as a forum for ongoing discussions between our management and employees. At eight of our direct subsidiaries, Kookmin Bank, KB Securities, KB Insurance, KB Kookmin Card, KB Life Insurance, KB Capital, KB Real Estate Trust and KB Data Systems, our employees have a labor union. Every year, the unions at Kookmin Bank, KB Securities, KB Insurance, KB Kookmin Card, KB Life Insurance, KB Capital, KB Real Estate Trust and KB Data Systems and their respective managements negotiate and enter into new collective bargaining agreements and negotiate annual wage adjustments.

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

In June 2009, we established an employee stock ownership association. All of our employees are eligible to participate in this association. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. In August 2009, we offered to members of our employee stock ownership association 6,000,000 of the 30,000,000 new shares of common stock to be issued in our rights offering to our existing shareholders, and the entire amount was subscribed by members of our employee stock ownership association. The employee stock ownership association held 9,584,313 shares of our common stock as of December 31, 2023.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership association, which will be terminated once all of our common stock held by the association (which the association received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2023, such employee stock ownership association held 218,198 shares of our common stock.

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

Common Stock

As of March 12, 2024, the persons who are currently our directors or executive officers, as a group, held an aggregate of 28,108 shares of our common stock, representing approximately 0.01% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 12, 2024:

Name of Executive Officer or Director	Number of Shares of Common Stock
Jong Hee Yang	914
Jae Keun Lee	1,119
Seung Jong Lee	1,198
Jae Kwan Kim	4,807
Cheal Soo Choi	504
Scott Y. H. Seo	2,000
Young Suh Cho	1,000
Dae Hwan Lim	1,715
Bong Joong Kwon	2,103
Hyo Ik Park	784
Dae Hyun Cha	1,244
Keoung Nam Kim	1,213
Sang Rock Na	743
Hyo Sung Jeon	1,272
Ki Won Seo	665
Jin Young Park	1,680
Jin Ho Jeong	2,138
Chang Hwa Yook	657
Sang Won Oh	676
Ki Eun Park	261
Joo Hyun Kim	281
Chan Yong Park	1,134

Total	28,108

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

The following table presents information regarding the beneficial ownership of our shares at December 31, 2023 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock		Percentage of Total Outstanding Shares of Common Stock (%)(1)
Korean National Pension Service	33,473,917		8.84%
JP Morgan Chase Bank, N.A.(2)	24,923,235		6.58%
BlackRock Fund Advisors	25,626,675	(3)	6.77%

(1)	Calculated based on 378,663,825 shares of our common stock outstanding as of December 31, 2023.
(2)	As depositary bank.
(3)	As of December 31, 2023, based on disclosure made by BlackRock Fund Advisors in a beneficial ownership filing on February 9, 2024.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2023. None of our major stockholders has different voting rights from our other stockholders.

As of December 31, 2023, there were 378,663,825 shares of common stock outstanding. Of the total outstanding shares, 24,923,235 shares were held in the form of ADSs and 92,487,716 shares were held of record in the form of common stock by residents in the United States. As of December 31, 2023, the number of registered holders of our ADSs was 22 and the number of holders of our common stock in the United States was 659.

Item 7.B.	Related Party Transactions

As of December 31, 2023, we had an aggregate of ￦5,497 million in loans outstanding to our executive officers and directors, executive officers and directors of Kookmin Bank and chief executive officers of our other subsidiaries, including family members of such individuals. In addition, as of such date, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

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

See “Item 18. Financial Statements” and pages F-1 through F-299.

IFRS 17 is effective for annual periods beginning on or after January 1, 2023 and replaces IFRS 4. We have applied IFRS 17 in our consolidated financial statements as of and for the years ended December 31, 2022 and 2023 included elsewhere in this annual report. As permitted by the transition rules of IFRS 17, our consolidated financial statements as of and for the year ended December 31, 2021 included elsewhere in this annual report have not been restated to retroactively apply IFRS 17. Therefore, figures for the years ended December 31, 2022 and 2023, which reflect the application of IFRS 17, may not be directly comparable to corresponding figures for the year ended December 31, 2021. Likewise, business figures and other financial information as of and for the year ended December 31, 2021 in this annual report have not been restated to retroactively apply IFRS 17, and as such, may not be directly comparable to corresponding figures and information as of and for the years ended December 31, 2022 and 2023, which reflect the application of IFRS 17, where applicable. See “Item 3.D. Risk Factors—Risks relating to our insurance operations—Changes in accounting standards for insurance contracts and their implementation could adversely impact our reported results of operations and financial condition and their comparability with those from prior periods.” For a detailed description of the main features of IFRS 17, see Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Profitability ratios and other data

	As of or for the year Ended December 31,
	2021	2022		2023
	(IFRS 4)	(IFRS 4)	(IFRS 17)	(IFRS 17)
	(Percentages)
Net interest spread(1)	1.97%	2.05%	1.87%	1.91%
Net interest margin(2)	2.07	2.23	1.95	1.99
Average asset liability ratio(3)	114.68	113.26	105.25	102.95
Efficiency ratio(4)	49.72	50.21	48.21	40.96
Cost-to-average assets ratio(5)	1.14	1.08	0.95	0.89
Won loans (gross) as a percentage of Won deposits	112.81	112.02	109.47	109.28
Total loans (gross) as a percentage of total deposits	113.32	113.32	110.98	110.76

(1)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(2)	Represents the ratio of net interest income to average interest-earning assets.
(3)	Represents the ratio of average interest-earning assets to average interest-bearing liabilities.
(4)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net insurance income, net gain on financial assets and liabilities at fair value through profit or loss, other insurance finance income and net other operating income.

(5)	Represents the ratio of general and administrative expenses to average total assets.

Capital ratios

	As of or for the year Ended December 31,
	2021	2022		2023
	(IFRS 4)	(IFRS 4)	(IFRS 17)	(IFRS 17)
	(Percentages)
Consolidated capital adequacy ratio of KB Financial Group(1)	15.77%	16.16%	16.16%	16.73%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio(2)	14.98	14.92	14.92	15.50
Common equity Tier I capital adequacy ratio(2)	14.70	14.50	14.50	14.91
Tier II capital adequacy ratio(2)	2.50	2.54	2.54	2.58
Average stockholders’ equity as a percentage of average total assets	7.23	6.99	9.55	12.82

(1)

Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, were required to maintain a total minimum consolidated capital adequacy ratio of 11.5% (including applicable additional capital buffers and requirements) as of December 31, 2023. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

(2)

Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2022		2023
	(in billions of Won, except percentages)
Total loans(1)	￦	437,200	￦	450,268
Total non-performing loans(2)		1,915		2,379
Other impaired loans not included in non-performing loans		1,636		2,529
Total of non-performing loans and other impaired loans		3,551		4,908
Total allowances for loan losses		4,161		5,463
Non-performing loans as a percentage of total loans		0.44%		0.53%
Non-performing loans as a percentage of total assets		0.28%		0.33%
Total of non-performing loans and other impaired loans as a percentage of total loans		0.81%		1.09%
Allowances for loan losses as a percentage of total loans		0.95%		1.21%

(1)	Before deduction of allowances for loan losses.
(2)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due by 90 days or more.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2021					2022										2023
	(IFRS 4)					(IFRS 4)					(IFRS 17)					(IFRS 17)
	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield	Average Balance(1)		Interest Income(2)		Average Yield
	(in billions of Won, except percentages)
Assets
Due from financial institutions measured at amortized cost	￦	13,261	￦	66	0.50%	￦	15,097	￦	159	1.05%	￦	16,165	￦	166	1.03%	￦	16,219	￦	352	2.17%
Financial instruments at fair value through profit or loss (debt securities)(3)		31,670		590	1.86		27,371		876	3.20		27,519		930	3.38		30,318		1,415	4.67
Financial investments (debt securities)(4)		97,296		1,557	1.60		105,980		2,211	2.09		104,601		2,306	2.20		114,407		3,389	2.96
Loans:
Corporate		168,868		4,511	2.67		197,172		6,745	3.42		203,783		7,331	3.60		208,869		9,770	4.68
Mortgage		88,769		2,239	2.52		91,781		2,760	3.01		91,781		2,760	3.01		92,427		4,010	4.34
Home equity		27,333		723	2.65		27,258		903	3.31		27,258		903	3.31		28,213		1,257	4.46
Other consumer(5)		71,587		2,922	4.08		69,789		3,552	5.09		69,841		3,235	4.63		62,050		4,223	6.81
Credit cards(6)		19,923		1,441	7.23		22,103		1,568	7.09		22,126		1,532	6.92		22,837		1,856	8.13
Foreign(7)		22,580		1,162	5.15		32,309		2,015	6.24		24,412		1,608	6.59		34,045		2,849	8.37

Loans (total)		399,060		12,998	3.26		440,412		17,543	3.98		439,201		17,369	3.95		448,441		23,965	5.34
Insurance assets		—		—	—		—		—	—		1,619		17	1.05		1,726		24	1.39

Total average interest-earning assets	￦	541,287	￦	15,211	2.81%	￦	588,860	￦	20,789	3.53%	￦	589,105	￦	20,788	3.53%	￦	611,111	￦	29,145	4.77%

Cash and due from banks		14,946		—	—		15,893		—	—		15,893		—	—		14,875		—	—
Financial assets at fair value through profit or loss (excluding debt securities):
Equity securities		4,443		—	—		4,671		—	—		4,408		—	—		6,816		—	—
Other		26,566		—	—		33,525		—	—		35,433		—	—		42,645		—	—

Financial assets at fair value through profit or loss (excluding debt securities) (total)		31,009		—	—		38,196		—	—		39,841		—	—		49,461		—	—
Financial investment (equity securities)		3,684		—	—		3,285		—	—		3,213		—	—		2,276		—	—
Investment in associates		555		—	—		595		—	—		13,529		—	—		30,523		—	—
Derivative financial assets		3,899		—	—		8,903		—	—		9,107		—	—		8,686		—	—
Premises and equipment		8,130		—	—		8,095		—	—		8,077		—	—		8,814		—	—
Intangible assets		3,279		—	—		3,232		—	—		1,525		—	—		1,382		—	—
Allowances for loan losses		(3,606)		—	—		(4,002)		—	—		(3,983)		—	—		(5,074)		—	—
Other non-interest-earning assets		30,851		—	—		31,818		—	—		23,824		—	—		23,226		—	—

Total average non-interest earning assets		92,747		—	—		106,015		—	—		111,026		—	—		134,169		—	—

Total average assets	￦	634,034	￦	15,211	2.40%	￦	694,875	￦	20,789	2.99%	￦	700,131	￦	20,788	2.97%	￦	745,280	￦	29,145	3.91%

	Year Ended December 31,
	2021					2022										2023
	(IFRS 4)					(IFRS 4)					(IFRS 17)					(IFRS 17)
	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	￦	180,936	￦	280	0.15%	￦	182,468	￦	448	0.25%	￦	183,252	￦	448	0.24%	￦	158,849	￦	693	0.44%
Time deposits		158,795		1,907	1.20		187,934		3,958	2.11		192,357		4,060	2.11		224,323		8,936	3.98
Certificates of deposit		3,618		31	0.86		5,511		130	2.36		5,512		130	2.36		10,418		424	4.07

Deposits (total)		343,349		2,218	0.65		375,913		4,536	1.21		381,121		4,638	1.22		393,590		10,053	2.55
Borrowings:
Bonds sold under repurchase agreements		14,126		105	0.74		11,257		207	1.84		11,196		205	1.83		11,081		391	3.53
Other borrowings(8)		48,781		488	1.00		62,628		1,291	2.06		64,578		1,293	2.00		72,135		2,677	3.71

Borrowings (total)		62,907		593	0.94		73,885		1,498	2.03		75,774		1,498	1.98		83,216		3,068	3.69
Debentures		65,759		1,170	1.78		70,132		1,641	2.34		70,267		1,641	2.34		69,603		2,307	3.31

Insurance liabilities		—		—	—		—		—	—		32,570		1,496	4.59		47,213		1,576	3.34

Total average interest-bearing liabilities	￦	472,015	￦	3,981	0.84%	￦	519,930	￦	7,676	1.48%	￦	559,732	￦	9,273	1.66%	￦	593,622	￦	17,004	2.86%

Non-interest bearing demand deposits		5,263		—	—		5,427		—	—		5,452		—	—		5,030		—	—
Derivative financial liabilities		3,704		—	—		9,353		—	—		9,569		—	—		8,724		—	—
Financial liabilities at fair value through profit or loss		12,461		—	—		12,704		—	—		12,704		—	—		11,342		—	—
Other non-interest-bearing liabilities		93,885		—	—		97,670		—	—		45,061		—	—		30,867		—	—

Total average non-interest bearing liabilities		115,313		—	—		125,154		—	—		72,786		—	—		55,963		—	—

Total average liabilities		587,328		3,981	0.68		645,084		7,676	1.19		632,518		9,273	1.47		649,585		17,004	2.62

Total equity		46,706		—	—		49,791		—	—		67,613		—	—		95,695		—	—

Total average liabilities and equity	￦	634,034	￦	3,981	0.63%	￦	694,875	￦	7,676	1.10%	￦	700,131	￦	9,273	1.32%	￦	745,280	￦	17,004	2.28%

(1)	Average balances are based on daily balances for our banking, credit card and securities operations and monthly or quarterly balances for our other operations.
(2)	We do not invest in any tax-exempt securities.
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
(6)

Interest income from credit cards includes principally cash advance fees of ￦185 billion, ￦190 billion and ￦209 billion and interest on credit card loans of ￦743 billion, ￦768 billion and ￦820 billion for the years ended December 31, 2021, 2022 and 2023, respectively, but does not include interchange fees.

(7)	Consists primarily of loans from the overseas branches of our subsidiaries to affiliates of large Korean manufacturing companies for trade financing and working capital.
(8)	Includes (i) lease-related interest expense pursuant to our adoption of IFRS 16 Leases and (ii) other interest expense.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2021 compared to 2022 and 2022 compared to 2023. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2022 vs. 2021 (IFRS 4) Increase/(Decrease) Due to Change in						2023 vs. 2022 (IFRS 17) Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Due from financial institutions measured at amortized cost	￦	10	￦	83	￦	93	￦	1	￦	185	￦	186
Financial instruments at fair value through profit or loss (debt securities)(1)		(89)		375		286		102		383		485
Financial investments (debt securities)(2)		148		506		654		231		852		1,083
Loans:
Corporate		835		1,399		2,234		187		2,252		2,439
Mortgage		77		444		521		20		1,230		1,250
Home equity		(2)		182		180		32		322		354
Other consumer		(75)		705		630		(394)		1,382		988
Credit cards		155		(28)		127		50		274		324
Foreign		572		281		853		737		504		1,241
Insurance assets		—		—		—		1		6		7

Total interest income	￦	1,631	￦	3,947	￦	5,578	￦	967	￦	7,390	￦	8,357

	2022 vs. 2021(1) Increase/(Decrease) Due to Change in						2023 vs. 2022(2) Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-bearing liabilities
Deposits:
Demand deposits	￦	2	￦	166	￦	168	￦	(67)	￦	312	￦	245
Time deposits		400		1,651		2,051		770		4,106		4,876
Certificates of deposit		23		76		99		162		132		294
Borrowings:
Bonds sold under repurchase agreements		(25)		127		102		(2)		188		186
Other borrowings		170		633		803		167		1,217		1,384
Debentures		81		390		471		(16)		682		666
Insurance liabilities		—		—		—		557		(477)		80

Total interest expense		652		3,043		3,695		1,571		6,160		7,731

Total net interest income	￦	979	￦	904	￦	1,883	￦	(604)	￦	1,230	￦	626

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

In June 2010, Fairfield Sentry Limited, or Fairfield, which is currently in liquidation and whose assets were directly or indirectly invested with Bernard L. Madoff Investment Securities LLC, or BLMIS, filed a lawsuit in the Supreme Court of the State of New York against Kookmin Bank, which acted as a trustee bank for its clients who invested in Fairfield. Fairfield seeks recovery of approximately US$42 million it paid to Kookmin Bank in connection with share redemptions on the ground that such payments were made by mistake, based on inflated values resulting from BLMIS’ fraud. In September 2010, the case was transferred to the United States Bankruptcy Court for the Southern District of New York, or the Bankruptcy Court, which in turn ordered that the case be returned to a state court in September 2011 but then stayed the lawsuit before it was sent to state court. In August 2019, the Bankruptcy Court issued an order to the effect that the case would proceed in a federal court, instead of returning to a state court, on the condition that the proceedings be halted temporarily until a similar lawsuit that Fairfield had filed against a different fund investor (the “Parallel Case”), then pending in the United States District Court for the Southern District of New York, or the District Court, was decided. The Bankruptcy Court had dismissed the Parallel Case in December 2018, which Fairfield had then subsequently appealed to the District Court. In August 2022, the District Court dismissed Fairfield’s appeal related to the Parallel Case, and in September 2022, Fairfield again appealed such dismissal to the United States Court of Appeals for the Second Circuit, or the Second Circuit, where the Parallel Case is currently pending. It is difficult to predict when the Second Circuit will rule on Fairfield’s appeal. Fairfield has filed similar actions against numerous other fund investors to seek recovery of redemption payments.

In May 2012, the trustee appointed for the liquidation of BLMIS filed a lawsuit against Kookmin Bank in the Bankruptcy Court. The trustee seeks recovery of approximately US$42 million, the amount of funds that were allegedly redeemed by Kookmin Bank from Fairfield between June 2004 and January 2006 as described in the paragraph above. The trustee alleges that Fairfield was a “feeder fund” that invested in BLMIS and that redemptions from such BLMIS feeder fund are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The Bankruptcy Court issued an order to dismiss the case during the pleading stage of the litigation in March 2017, and the trustee appealed such decision to the United States Court of Appeals for the Second Circuit, or the Second Circuit, which reversed the dismissal and vacated the judgment in February 2019. Kookmin Bank, along with other defendants, filed a motion asking the Second Circuit to reconsider its ruling and, after such motion was denied, filed a petition for a writ of certiorari asking the United States Supreme Court to accept an appeal of the Second Circuit’s ruling, which was denied in June 2020. Subsequently, the Second Circuit remanded the case to the Bankruptcy Court for further proceedings, and in December 2022, Kookmin Bank’s motion to dismiss the case was denied. Kookmin Bank filed its response denying liability in March 2023, and the case is currently ongoing. The trustee has filed similar claw back actions against numerous other institutions.

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

As of December 31, 2023, all lawsuits against KB Kookmin Card filed by its customers in connection with the misappropriation incident have been resolved.

Commencing in December 2019, a number of plaintiffs brought legal action against KB Securities, alleging that they invested in JB Australia NDIS Private Equity Investment Trust No. 1 through KB Securities based on an offering circular that had made untrue statements of a material fact. The plaintiffs are seeking to terminate the related investment contract on the basis of either breach of contract or mistake and are demanding an aggregate of ￦56.8 billion from KB Securities as compensation for the alleged unjust enrichment. In the alternative, they are seeking aggregate damages of ￦56.8 billion from KB Securities for violations of the relevant securities law, among others. As of the date of this annual report, the final outcome of the lawsuits remains uncertain.

In November 2023, the Financial Supervisory Service commenced an on-site inspection at Kookmin Bank in order to determine whether Kookmin Bank was in compliance with the Financial Consumer Protection Act in connection with its past sales of certain equity-linked securities products tied to the performance of the Hang Seng China Enterprise Index, or the HSCEI, which is expected to result in substantial losses to the customers who purchased such products upon maturity. The Financial Supervisory Service commenced similar inspections at other banks in Korea as well starting in January 2024. Approximately ￦4.8 trillion of such products sold by Kookmin Bank is expected to mature in the first half of 2024, and Kookmin Bank has recently ceased all sales of equity-linked securities products tied to the performance of the HSCEI, which has fluctuated widely in recent years. In March 2024, the Financial Supervisory Service released an interim inspection report on Kookmin Bank and other banks involved as well as dispute resolution guidelines for those customers who incurred losses from the purchase of such products. Subsequently, in March 2024, the board of directors of Kookmin Bank resolved to compensate such customers on a voluntary basis by engaging in private negotiations with each one of such customers based on the Financial Supervisory Service’s dispute resolution guidelines. The compensation amount to be recognized as provisions in the first quarter of 2024 is ￦861.5 billion, which will adversely affect our profit for such period. No assurance can be given that the final resolution of such matter will not have a material adverse effect on our results of operations and financial condition. See Note 44.2 of the notes to our consolidated financial statements.

In February 2023, the Korea Fair Trade Commission commenced investigations into banks in Korea with respect to whether they had engaged in any unfair practices in violation of competition laws. In January 2024, the Korea Fair Trade Commission issued a review report addressed to the four largest banks in Korea, including Kookmin Bank, which alleged that the banks had colluded among themselves to maintain similar loan-to-value ratios for real estate collateral. Specifically, the Korea Fair Trade Commission alleged that the banks had shared information about the maximum loan-to-value ratio each bank offered to its respective customers with the intent of maintaining similar levels among themselves. In April 2024, Kookmin Bank filed a response to the Korea Fair Trade Commission denying such allegations.

In November 2023, MTS Bank, a Russian bank, filed a lawsuit against Kookmin Bank in the Arbitrazh Court of the City of Moscow, seeking the return of approximately US$109.2 million of its funds held at Kookmin Bank. Kookmin Bank had frozen such assets in compliance with applicable sanctions in March 2023, after the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, added MTS Bank to its Specially Designated Nationals And Blocked Persons List. Although we believe that there is a high probability that the Arbitrazh Court will rule against us given the outcome of other similar lawsuits in Russia that resulted from compliance with U.S. sanctions, we believe that the effects on our financial position will be limited to the accrued interest, as the principal amount at issue will be paid through the frozen assets held by Kookmin Bank. However, it is not possible to predict the final outcome of the lawsuit at this time.

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

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of the years ended December 31, 2021, 2022 and 2023. Except as otherwise noted, the dividends set forth below with respect to each year were paid within 30 days after our annual stockholders meeting, which was held no later than March of the following year.

Fiscal Year	Dividends per Common Share(1)	Total Amount of Cash Dividends Paid
		(in millions of Won)
2021(2)(3)	2,940	1,145,525
2022(4)(5)	2,950	1,149,421
2023(6)(7)	3,060	1,173,937

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)

On February 8, 2022, our board of directors passed a board resolution recommending a cash dividend of ￦2,190 per common share (before dividend tax), representing 43.8% of the par value of each share, for the fiscal year ended December 31, 2021. This resolution was approved and ratified by our stockholders on March 25, 2022.

(3)	Includes an interim cash dividend of ￦750 per common share (before dividend tax), representing 15.0% of the par value of each share, declared and paid in 2021.
(4)

On February 7, 2023, our board of directors passed a board resolution recommending a cash dividend of ￦1,450 per common share (before dividend tax), representing 29.0% of the par value of each share, for the fiscal year ended December 31, 2022. This resolution was approved and ratified by our stockholders on March 24, 2023.

(5)

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

(6)

On February 7, 2024, our board of directors passed a board resolution recommending a cash dividend of ￦1,530 per common share (before dividend tax), representing 30.6% of the par value of each share, for the fiscal year ended December 31, 2023. This resolution was approved and ratified by our stockholders on March 22, 2024.

(7)

Includes an interim cash dividend of ￦510 per common share (before dividend tax), representing 10.2% of the par value of each share, declared in April 2023 and paid in May 2023, an interim cash dividend of ￦510 per common share (before dividend tax), representing 10.2% of the par value of each share, declared in July 2023 and paid in August 2023 and an interim cash dividend of ￦510 per common share (before dividend tax), representing 10.2% of the par value of each share, declared in October 2023 and paid in November 2023.

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

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of our ADSs in the secondary market outside Korea or for the withdrawal of shares of our common stock underlying the ADSs and the delivery inside Korea of shares in connection with the withdrawal, provided that a foreigner procures a Legal Entity Identifier (passport number for individuals) as described below. The acquisition of the shares by a foreigner must be immediately reported to the governor of the Financial Supervisory Service, either by the foreigner or by his standing proxy in Korea.

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

The Investment Rules require a foreign investor who wishes to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market (including Converted Shares) to prove its identity with the Legal Entity Identifier or passport number prior to making any such investment.

Upon a foreign investor’s purchase of shares through the KRX KOSPI Market or the KRX KOSDAQ Market, no separate report is required to be made by the investor. However, a foreign investor’s acquisition or sale of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service immediately following each such acquisition or sale. In particular, if a foreign investor acquires or sells his shares in connection with a tender offer or odd-lot trading of shares, such foreign investor or his standing proxy must ensure that the financial investment company that was engaged to facilitate the transaction reports such transaction to the governor of the Financial Supervisory Service. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing and/or brokerage license (including domestic branches of foreign financial investment companies with such license), financial investment companies with a collective investment license (including domestic branches of foreign financial investment companies with such license) and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable, including by reason of conflict between laws of Korea and the home country of the foreign investor.

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

As of December 31, 2023, our authorized share capital is 1,000,000,000 shares. Pursuant to our articles of incorporation, we are authorized to issue shares with preferred dividend, non-voting shares, class shares with conversion rights, class shares with redemption rights and shares with a combination of all or any of the foregoing characteristics (which we refer to collectively as “Class Shares”), as well as common shares. Subject to applicable laws and regulations, we are authorized to issue Class Shares up to one-half of all of our issued and outstanding shares.

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

As of March 31, 2024, 403,511,072 shares of common stock were issued and 382,763,825 shares of common stock were outstanding. No Class Shares are currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 596,488,928 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to officers and employees other than directors exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2024, none of our officers, directors and employees held options to purchase shares of our common stock.

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

This summary does not discuss the application of the U.S. federal estate and gift taxes, the Medicare net investment income tax or any alternative minimum tax, or any state, local or non-U.S. taxes.

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

The U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty (the “Treaty”) meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2022 or 2023 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2024 taxable year. Therefore, we believe that dividends received by a U.S. holder with respect to either common shares or ADSs will be “qualified dividends,” provided the holder satisfies the holding period requirement. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Korean tax on dividends paid at the appropriate rate applicable to you may be eligible for a credit against your U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS in regulations promulgated in December 2021, and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements as set forth in such guidance, the Korean tax on dividends may be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on dividends is uncertain and we have not determined whether these requirements are met, including requirements applicable to the Treaty. If the Korean tax is not a creditable tax for a U.S. holder or you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, you may be able to deduct the Korean tax in computing your taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, if the withholding tax is a creditable tax for a U.S. holder that elects to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Additionally, under the new foreign tax credit requirements recently adopted by the IRS, any Korean tax imposed on the sale or other disposition of the common shares or ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the common shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the common shares or ADSs even if you have elected to claim a foreign tax credit for other taxes in the same year. You should consult your own tax advisers regarding the application of the foreign tax credit rules to a sale or other disposition of the common shares or ADSs and any Korean tax imposed on such sale or disposition.

Any Korean securities transaction tax or agriculture and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

Similarly, a U.S. holder will not be able to claim a foreign tax credit against its U.S. federal income tax liability for any Korean inheritance or gift tax imposed in respect of the common shares or ADSs.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend upon a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You should consult your own tax advisers regarding the application of these rules to your particular situation.

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

Holders that are not “United States persons” (as defined in the Internal Revenue Code of 1986, as amended) generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for reduced withholding tax rate, “application for entitlement to reduced tax rate,” and in the case of exemptions from withholding tax, “application for tax exemption,” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income (“BO application”). For example, a U.S. resident would be required to provide Form 6166 as a certificate of tax residency together with the application for entitlement to reduced tax rate or the application for tax exemption. However, if such tax exemption is being sought by a corporate entity for an amount that is ￦1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made is ￦1 billion or more), you will be required to submit, in addition to the certificate of tax residence issued by a competent authority of your country of residence, (i) the names and addresses of all of the members of your board of directors, (ii) the identities and shareholding percentages of all of your shareholders (provided that if there are more than 100 shareholders, you may instead provide a statement showing the total number of shareholders and the aggregate investment amount from each country), and (iii) audit reports for the most recent three years submitted to your country of residence (or, if you are an entity that has been in existence for less than three years, audit reports since your incorporation). Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) the Korean source income is eligible for benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such applications (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange in 2024, you will be subject to securities transaction tax at the rate of 0.03% (with no such securities transaction tax to be imposed on transfers starting

January 1, 2025) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.35% and will not be subject to an agriculture and fishery special surtax.

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

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to corporations, chaebols and industries. Kookmin Bank monitors its exposure to large corporations to which it has an exposure of ￦40 billion or more, individual corporations to which it has an exposure of ￦30 billion or more, and also its exposure to 189 business groups, which comprise the 37 largest highly-indebted business groups, such groups being the main debtor groups in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures as well as 152 business groups to which it has exposures (in the form of securities or loans) of ￦50 billion or more. We also monitor our exposure to 37 industries. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

Credit Risk Management and Monitoring

Kookmin Bank’s Credit Risk Department establishes loan portfolio policies and appropriate credit risk limits, including those applicable to internal capital and total exposures to certain assets and business groups, to prevent excessive credit risk. It also analyzes and monitors our loan portfolios on a regular basis to preemptively manage any risk, and continually monitors our management of such portfolios to ensure high credit quality. In addition, it implements an industrial risk management plan by monitoring industry trends and evaluating industry ratings. It also separately manages high-risk products, such as real estate project financing loans and over-the-counter derivative products, by setting appropriate limits.

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

Market Risk Management

The major risks to which we are exposed are general interest rate risk on debt instruments and interest bearing securities, credit spread risk and foreign exchange risk and, to a lesser extent, stock price risk. The financial instruments that expose us to these risks are securities and financial derivatives. We are also exposed to interest rate risk and liquidity risk in Kookmin Bank’s banking book. We divide market risk into risks arising from trading activities and risks arising from non-trading activities.

Kookmin Bank’s Risk Management Council establishes overall market risk management principles. It has delegated the responsibility for the market risk management for trading activities to the Market Risk Management Subcommittee of Kookmin Bank, which is chaired by Kookmin Bank’s chief risk management officer. This subcommittee meets on a regular basis each month and as required to respond to developments in the market and the economy. Based on the policies approved by Kookmin Bank’s Risk Management Council, the Market Risk Management Subcommittee reviews and approves reports as required that include trading profits and losses, position reports, limit utilization and sensitivity analysis results for our trading activities.

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

We generally manage our market risk at the portfolio level. To control our exposure to market risk, we use internal capital limits set by Kookmin Bank’s Risk Management Committee for Kookmin Bank and at the group level within Kookmin Bank, position and stop loss limits set by Kookmin Bank’s Risk Management Council for Kookmin Bank and at the group level within Kookmin Bank, and position, stop loss and sensitivity limits (PVBP, Delta, Gamma, Vega) set by Kookmin Bank’s Market Risk Management Subcommittee at the department level within Kookmin Bank. We prepared our risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Supervisory Service.

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

We monitor market risk arising from trading activities of our business groups and departments. Kookmin Bank uses an integrated market risk management system to manage market risks for both Won-denominated trading operations and foreign currency-denominated trading operations.

Basel III Revised Standardized Method. Commencing in 2023, Kookmin Bank replaced the use of daily VaR with Basel III’s revised standardized model to measure market risk. Under this model, Kookmin Bank measures its market risk capital by aggregating (i) risk capital measured using the sensitivities-based method, (ii) default risk capital and (iii) residual risk add-on capital:

•

risk capital measured using the sensitivities-based method represents the linear and non-linear losses that can result from adverse changes in interest rates, credit spreads, equity prices, foreign exchange rates and commodities prices;

•	default risk capital represents the losses that can result from any unexpected default of an entity not contemplated under the sensitivities-based method; and

•	residual risk add-on capital represents any other losses that are not contemplated under the sensitivities-based method or are not considered to result from the risk of default.

The following table shows Kookmin Bank’s market risk capital for each category of market risk as of December 31, 2023:

Risk categories		Risk Capital
(in billions of Won)
Sensitivities-based method	General interest rate risk	￦	90.7
	Equity risk		17.6
	Commodities risk		0.1
	Foreign exchange risk		234.1
	Credit spread risk: non-securitizations		136.1
	Credit spread risk: securitizations (non-correlation trading portfolio)		0.6
	Credit spread risk: securitizations (correlation trading portfolio)		0.0

Default risk			85.4

Residual risk add-on			0.9

Total		￦	565.4

Value at Risk analysis. Prior to 2023, we used VaR to measure market risk. VaR is a statistically estimated maximum amount of loss that could occur over a given period of time at a given level of confidence. VaR was a commonly used market risk management technique. However, this approach did have some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss. Different VaR methodologies and distributional assumptions could produce a materially different VaR. VaR is most appropriate as a risk measure for trading positions in liquid capital markets and will understate the risk associated with severe events, such as a period of extreme illiquidity.

We used a 99% single tail confidence level to measure VaR, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days. Until 2011, we used the “variance-covariance method” or parametric VaR (“PVaR”) methodology to measure our daily VaR, which took into account the diversification effects among different risk categories as well as within the same risk category. In 2012, we received authorization from the Financial Services Commission to use a historical simulation VaR (“HSVaR”) methodology, which we believed to be more accurate and responsive in reflecting market volatilities, to measure market risk. Our ten-day HSVaR method, which was computed using a full valuation and was computationally intensive, used an archive of historic price data and the VaR for a portfolio was estimated by creating a hypothetical time series of returns on that portfolio, obtained by running the portfolio through actual ten-day historical data and computing the changes that would have occurred in each ten-day period.

The following table shows the volume and types of positions held by Kookmin Bank for which the VaR method was used to measure market risk as of December 31, 2022.

	As of December 31, 2022
	(in millions of Won)
Securities—Bond(1)	￦	12,580,957
Securities—Equity(1)		65,914
Spot exchanges(2)		6,340,438
Derivatives(3)		15,181,621

Total	￦	34,168,929

(1)	Represents amounts marked to market and as shown on the balance sheet information that is prepared and submitted to the Financial Supervisory Service for risk management purposes.
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

The following table shows Kookmin Bank’s ten-day HSVaRs (at a 99% confidence level for a ten-day holding period) as of December 31, 2022 for interest rate risk, stock price risk and foreign exchange risk relating to its trading activities. The following figures were calculated on a consolidated basis.

	As of December 31, 2022
	(in billions of Won)
Risk categories:
Interest rate risk	￦	47.1
Stock price risk		9.4
Foreign exchange risk		41.2
Less: diversification		(5.1)

Diversified VaR for overall trading activities	￦	92.5

In 2022, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows:

	Trading activities VaR for 2022
	Average		Minimum		Maximum		As of December 31, 2022
	(in billions of Won)
Interest rate risk	￦	34.9	￦	16.5	￦	64.4	￦	47.1
Stock price risk		8.6		5.1		11.1		9.4
Foreign exchange risk		24.1		14.4		41.8		41.2
Less: diversification								(5.1)

Diversified VaR for overall trading activities	￦	49.7	￦	22.1	￦	99.4	￦	92.5

In 2021, the average, high, low and ending amounts of ten-day HSVaR (at a 99% confidence level for a ten-day holding period) for Kookmin Bank relating to its trading activities were as follows:

	Trading activities VaR for 2021
	Average		Minimum		Maximum		As of December 31, 2021
	(in billions of Won)
Interest rate risk	￦	20.0	￦	6.3	￦	55.6	￦	16.5
Stock price risk		9.0		4.5		24.8		5.5
Foreign exchange risk		27.8		17.8		49.2		21.5
Less: diversification								(13.0)

Diversified VaR for overall trading activities	￦	40.9	￦	15.9	￦	115.3	￦	30.5

Standardized Method. Prior to 2023, market risk for positions not measured by VaR were measured using the standardized method (which is different from the Basel III Revised Standardized Method) for measuring market risk-based required equity capital specified by the Financial Supervisory Service, which took into account certain risk factors. Under the standardized method, the required equity capital was measured using the risk-weighted values for each risk factor. The method used to measure the market risk-based required equity capital for each risk factor was as follows:

•	Interest rate risk:

-

General market risk: General market risk relates to the risk of losses from macroscopic events which could have an impact on interest rates, stock prices, exchange rates, and market prices of general commodities. General market interest rate risk of a debt security is calculated on its net position, taking into consideration the remaining maturity and coupon rate.

-

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

Prior to 2023, the standardized method was used to measure the market risk of the positions for which the Financial Supervisory Service had not approved the use of the VaR method. In addition, we used the standardized method for positions which were held by certain subsidiaries or for which measuring VaR was difficult due to the lack of daily position data.

The following table shows the volume and types of instruments held by Kookmin Bank for which the standardized method was used to measure its required equity capital as of December 31, 2022.

	As of December 31, 2022
	(in millions of Won)
Bonds(1)	￦	177,016
Swaps and foreign exchange positions(2)		340,847
Derivative-linked securities		—
Debt-equity swap stock put options(3)		33

Total	￦	517,895

(1)	Bonds held by our overseas consolidated subsidiaries, which cannot be measured through the use of our internal models.
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

The following table shows Kookmin Bank’s required equity capital measured using the standardized method as of December 31, 2022.

	As of December 31, 2022
	(in millions of Won)
Risk categories:
Interest rate risk	￦	18,545
Stock price risk		4,686
Foreign exchange risk		70,756

Total	￦	93,987

Back-Testing. Prior to 2023, we conducted back testing on a daily basis to validate the adequacy of our market risk model. In back testing, we compared both the actual and hypothetical profit and loss with the VaR calculations and analyzed any results that fell outside our predetermined confidence interval of 99%. The number of times the actual changes in fair values, earnings or cash flows from the market risk sensitive instruments exceeded the VaR amounts in 2021 and 2022 were 2 and 7, respectively.

Stress testing. In addition, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. As both VaR (prior to 2023) and the Basel III Revised Standardized Method (beginning in 2023) assume normal market situations, stress testing is an important way to supplement these methods since they do not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2023, Kookmin Bank’s trading portfolio could have lost ￦765 billion for an assumed short-term extreme decline of approximately 25% in the equity market and an approximate 95 basis point increase in the Korean treasury bond rates under an abnormal stress environment.

We monitor the impact of market turmoil or any abnormality by conducting stress tests and confirming that the results are within our market risk limits. If the impact is large, Kookmin Bank’s chief risk management officer may request that our portfolio be restructured or other appropriate action be taken.

Interest Rate Risk

Interest rate risk from trading activities arises mainly from our trading of Won-denominated debt securities. Our trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. As our trading accounts are marked-to-market daily, we manage the interest rate risk related to our trading accounts using market value-based tools such as sensitivity analysis through a price value of a basis point method.

Under Basel III, interest rate risk can be divided into general interest rate risk and credit spread risk. General interest rate risk arises from fluctuations in the risk-free yield curve, which is caused by fluctuations in the general macroeconomic environment. Credit spread risk arises from fluctuations in the credit spread of the underlying assets, and is further divided into credit spread risks for (i) non-securitized positions, (ii) correlation trading portfolios and (iii) non-correlation trading portfolios, depending on the underlying asset.

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

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2022 and 2023. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31,(1)
	2022		2023
	(in millions of US$)
Currency:
U.S. dollars	US$	(448.7)	US$	(288.1)
Japanese Yen		5.0		1.8
Euro		17.7		8.9
Chinese Renminbi		67.0		61.6
Indonesian IDR		954.6		1,024.7
Others		91.6		128.7

Total	US$	687.2	US$	937.7

(1)	Amounts prepared on a non-consolidated basis.

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

As of December 31, 2023, Kookmin Bank’s equity trading position was ￦70.5 billion.

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

The following table shows Kookmin Bank’s interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2023.

	As of December 31, 2023
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest-earning assets:
Loans	￦	124,064	￦	83,476	￦	72,752	￦	39,851	￦	21,130	￦	341,273
Securities		7,306		4,431		9,472		33,756		15,043		70,008
Others		1,962		6		42		0		0		2,010

Total	￦	133,332	￦	87,913	￦	82,266	￦	73,607	￦	36,173	￦	413,291

Interest-bearing liabilities:
Deposits	￦	149,250	￦	45,950	￦	78,992	￦	48,183	￦	38,059	￦	360,434
Borrowings		9,673		0		142		1		0		9,816
Others		18,496		1,780		3,820		3,960		2,540		30,596

Total	￦	177,419	￦	47,730	￦	82,954	￦	52,144	￦	40,599	￦	400,846

Sensitivity gap		(44,087)		40,183		(688)		21,463		(4,426)		12,445
Cumulative gap		(44,087)		(3,904)		(4,592)		16,871		12,445
% of total assets		(10.7)%		(0.9)%		(1.1)%		4.1%		3.0%
Foreign currency-denominated Interest-earning assets:
Due from banks	￦	3,738	￦	655	￦	818	￦	1,914	￦	2,989	￦	10,114
Loans		28,362		3,174		2,669		3,186		4,395		41,786
Securities		7,348		85		34		232		150		7,849

Total	￦	39,448	￦	3,914	￦	3,521	￦	5,332	￦	7,534	￦	59,749

Interest-bearing liabilities:
Deposits	￦	20,637	￦	6,199	￦	4,443	￦	2,043	￦	1,901	￦	35,223
Borrowings		14,654		2,839		2,731		4,757		3,430		28,411
Others		1,717		0		0		0		0		1,717

Total	￦	37,008	￦	9,038	￦	7,174	￦	6,800	￦	5,331	￦	65,351

Sensitivity gap		2,440		(5,124)		(3,653)		(1,468)		2,203		(5,602)
Cumulative gap		2,440		(2,684)		(6,337)		(7,805)		(5,602)
% of total assets		4.1%		(4.5)%		(10.6)%		(13.1)%		(9.4)%

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2023, our Won-denominated asset and liability duration gap was positive and it moved between +0.017 years and +0.208 years. Accordingly, our net asset value would have declined (or increased) between ￦393 billion and ￦772 billion if interest rates had increased (or decreased) by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows Kookmin Bank’s duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates, on a non-consolidated basis.

Won-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2023	0.881	0.816	0.099	￦ (393)
December 31, 2023	0.981	0.839	0.187	(772)

Foreign currency-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2023	0.924	0.663	0.227	￦ (143)
December 31, 2023	0.950	0.649	0.253	(154)

We set interest rate risk limits using the Interest Rate Risk in the Banking Book, or IRRBB, method, as described below, with respect to expected asset and liability positions based on our annual business plans. The Risk Management Department in Kookmin Bank’s Risk Management Group submits interest rate gap analysis reports, duration gap analysis reports and interest rate risk limit compliance reports monthly to Kookmin Bank’s Risk Management Council and quarterly to Kookmin Bank’s Risk Management Committee.

The following table summarizes Kookmin Bank’s interest rate risk, taking into account asset and liability durations as of December 31, 2023.

	As of December 31, 2023
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	￦	133,332	￦	87,913	￦	82,266	￦	73,607	￦	36,173	￦	413,291
Liability position		177,419		47,730		82,954		52,144		40,599		400,846
Gap		(44,087)		40,183		(688)		21,463		(4,426)		12,445
Average maturity		0.06		0.38		0.75		1.43		7.41
Interest rate volatility		3%		3%		3%		3%		3%
Amount at risk		1,899		958		(494)		294		(1,775)		882

Foreign currency-denominated:
Asset position	￦	39,448	￦	3,914	￦	3,521	￦	5,332	￦	7,534	￦	59,749
Liability position		37,008		9,038		7,174		6,800		5,331		65,351
Gap		2,440		(5,124)		(3,653)		(1,468)		2,203		(5,603)
Average maturity		0.07		0.38		0.70		2.17		7.98
Interest rate volatility		2%		2%		2%		2%		2%
Amount at risk		12		(47)		(55)		(29)		449		329

IRRBB Analysis. Since November 2019, banks, including Kookmin Bank, have been required to adopt the standards of the IRRBB issued by the Basel Committee on Banking Supervision for calculating interest rate risk exposure. Such requirements were adopted in order to promote more financial stability for banks by requiring them to maintain a sufficient level of capital through a more robust risk management system. Kookmin Bank estimates its interest rate risk pursuant to such standards by calculating the changes in economic value of equity and the changes in net interest income based on various interest rate risk scenarios. Under this method, Kookmin Bank’s interest rate risk exposure was ￦1,211 billion as of December 31, 2023.

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

In April 2020, in order to encourage financial institutions to provide financial support to companies adversely affected by COVID-19, the Financial Services Commission announced that it would temporarily lower the required liquidity coverage ratio to 85%, and the required foreign currency liquidity coverage ratio to 70%. In June 2022, the Financial Services Commission began phasing out such temporary measures. The liquidity coverage ratio requirement is currently 95.0%, at which level it is expected to remain until June 2024, while the foreign liquidity coverage ratio requirement returned to the pre-pandemic level of 80%. The Financial Services Commission announced that the liquidity coverage ratio requirement will gradually increase from July 2024, with the schedule for such increase to be determined based on market conditions in the second quarter of 2024.

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

The following table shows Kookmin Bank’s liquidity coverage ratio and foreign currency liquidity coverage ratio on an average balance basis for the month of December 2023 in accordance with Financial Services Commission regulations:

Liquidity coverage ratio:	30 Days or Less
(in billions of Won, except percentages)
Highly liquid assets (A)	￦ 78,432
Cash outflows (B)	96,371
Cash inflows (C)	21,325
Total net cash outflows (D = B-C)	75,045
Liquidity coverage ratio (A/D)	104.51%
Minimum limit	95.00%

Foreign currency liquidity coverage ratio:	30 Days or Less
	(in millions of US$, except percentages)
Highly liquid assets (A)	US$	4,584
Cash outflows (B)		12,809
Cash inflows (C)		9,601
Total net cash outflows (D = B-C)		3,208
Liquidity coverage ratio (A/D)		142.88%
Minimum limit		80.00%

The Risk Management Department in Kookmin Bank’s Risk Management Group reports whether it is complying with these limits monthly to Kookmin Bank’s Risk Management Council and quarterly to Kookmin Bank’s Risk Management Committee.

Operational Risk Management

Overall Status

There is no complete consensus on the definition of operational risk in the banking industry. We define operational risk broadly to include all financial and non-financial risks, other than credit risk, market risk, interest rate risk and liquidity risk, that may arise from our operations that could negatively impact our capital, including the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events as defined under Basel III. Our operational risk management objectives include not only satisfying regulatory requirements, but also providing internal support through the growth of a strong risk management culture, reinforcement of internal controls, improvement of work processes and provision of timely feedback to management members and staff throughout the group.

Each of our subsidiaries manages operational risks related to its own business, and we regularly monitor them. Kookmin Bank, our banking subsidiary, uses an operational risk management framework meeting the

Basel III standards. Specifically, Kookmin Bank calculates its operational risk-weighted assets under the Basel III Revised Standardized Method, pursuant to which it:

•	calculates its operational risk-weighted assets on a quarterly basis using its business indicator components, or BICs, and internal loss multipliers, or ILMs;

•	monitors operational risk in terms of Key Risk Indicators, or KRIs, using tolerance levels for each indicator;

•

executes integrated compliance and operational risk Control Self Assessments, or CSAs, that enhance the effect on internal controls, which Kookmin Bank employees are able to access and use for process improvement;

•	collects and analyzes internal and external loss data;

•	conducts scenario analyses to recognize the operational risks for incidents with a high probability of potential loss and to identify weaknesses and areas of improvement;

•	manages certain insurance-related activities relating to insurance strategies established to mitigate operational risk;

•	examines operational risks arising in connection with the development of, changes in or discontinuance of products, policies or systems;

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

While Kookmin Bank’s Risk Management Department advises relevant business units with respect to the review of and suggested improvements on related operational processes and procedures, each of Kookmin Bank’s relevant business units has primary responsibility for the management of its own operational risk. In addition, the Operational Risk Unit, which is part of Kookmin Bank’s Risk Management Department, monitors bank-wide operational risk. Kookmin Bank also has business line operational risk managers in all of its subsidiaries, departments and branches who periodically conduct CSAs and monitor KRIs. For example, Kookmin Bank has developed KRIs relating to customer data protection, which are applied and monitored at all domestic branches and offices. In addition, in order to strengthen risk management of its overseas operations, Kookmin Bank designates expert auditors for overseas branches and conducts internal audits designed especially to check key risks identified for each overseas branch. Kookmin Bank has also established a risk CSA system for overseas branches, pursuant to which all employees (including locally hired staff) of such branches are required to perform a risk CSA on a quarterly basis. Furthermore, Kookmin Bank regularly monitors operational risks related to new businesses as well as existing operating processes and seeks to develop appropriate new KRIs and risk CSA measures on an ongoing basis. Through such methods, Kookmin Bank is able to ensure proper monitoring of operational risk in each of its business groups and overseas operations.

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

The Financial Supervisory Service periodically conducts a general examination of our operations. It also performs specific audits on particular aspects of our operations, such as risk management, credit monitoring and liquidity, as the need arises. We and our subsidiaries have in the past been subject to, and may in the future be subject to, the receipt of warning notices or the imposition of penalties in connection with our or our subsidiaries’ failure to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. For example, in November 2022 and June 2023, the Financial Supervisory Service worked together with the Korea Federation of Banks to introduce a number of measures to improve the internal controls of banks and other financial institutions. As part of our efforts to strengthen our internal reporting system, we amended our whistleblower policy in May 2023 to expand the scope of reportable subjects, explicitly stipulate the rewards for such reporting and require mandatory investigations of any violations of the duty to report financial incidents. Kookmin Bank’s Audit Department is the execution body for its audit committee and supports Kookmin Bank’s management objectives by auditing the operations of its branches using a risk analysis system and reviewing the operations of its headquarters and subsidiaries through the use of “risk-based audit” in accordance with the “business measurement process” audit methodology, which requires that the Audit Department evaluate the risk and process of its business units and concentrate its audit capacity with respect to high risk areas.

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

We currently test our disaster recovery systems every six months, with the comprehensive testing covering our branches and the main IT center’s disaster recovery system, and our Infrastructure System Department monitoring all of our computerized network processes and IT systems. In addition, we monitor and report on any unusual delays or irregularities reported by our branches. Kookmin Bank currently tests its disaster recovery systems on a quarterly basis, and its Information Security Department is responsible for the daily monitoring of its information security system. Our business operations regularly conduct IT security inspections with respect to such operations and have implemented measures to identify and respond collectively to security breach attempts, such as hacking attempts. Furthermore, KB Kookmin Card and Kookmin Bank have each established technical as well as management-related standards governing information protection under which they operate their businesses.

In particular, at Kookmin Bank, we have taken steps to establish a comprehensive security system aimed at detecting and responding to internal and external threats to its IT system and have implemented network segregation on the computers of all employees so that Intranet and Extranet functions are segregated. We have endeavored to enhance protection of customer data by using personal identification numbers internally generated and managed by Kookmin Bank in all customer financial transactions, in lieu of the resident registration numbers of its customers, and by amending forms and templates to minimize collection of potentially sensitive customer data. Kookmin Bank’s chief information security officer is responsible for ensuring protection of information assets and technologies and reducing IT risks.

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

Kookmin Bank and KB Kookmin Card each obtained ISO 27001 certifications, which relates to information security, in 2009 and 2023, respectively. In 2011, Kookmin Bank also obtained ISO 20000 certification, which relates to IT service management, and BS 25999 (now ISO 22301) certification, which relates to business continuity management. Kookmin Bank is the first Korean bank to have obtained all three such international certifications and it continually renews such certifications following annual reviews. In addition, between 2013 and 2023, we, Kookmin Bank and KB Insurance obtained ISMS certification, which relates to information security management, and KB Securities, KB Kookmin Card, Kookmin Bank and KB Capital obtained ISMS-P certification, which relates to personal information in addition to information security management. In 2017, KB Kookmin Card obtained PCI DSS certification, which relates to protection of credit card data.

We implement various year-round education programs and training sessions designed to raise the information security awareness of both management and employees.

For further information regarding our cybersecurity measures, see “Item 16K. Cybersecurity.”

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

Fees and Payments from the Depositary to Us

In 2023, we received the following payments from the depositary:

Reimbursement of listing fees:	$80,000
Reimbursement of SEC filing fees:	$91,368
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.) and legal fees (expenses related to the preparation of our Form 20-F for fiscal year 2022):	$1,196,850

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief finance officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief finance officer concluded that our disclosure controls and procedures as of December 31, 2023 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief finance officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report included herein, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Whajoon Cho and Gyutaeg Oh, our non-executive directors and members of our Audit Committee, qualify as “audit committee financial experts” and are independent within the meaning of this Item 16A.

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

Audit and Non-audit Fees

The following table sets forth the fees billed or expected to be billed to us by our former independent registered public accounting firm KPMG Samjong Accounting Corp. for the fiscal year ended December 31, 2022 and our current independent registered public accounting firm Samil PricewaterhouseCoopers for the fiscal year ended December 31, 2023:

	Year Ended December 31,
	2022		2023
	(in millions of Won)
Audit fees	￦	13,265	￦	16,618
Audit-related fees		882		247
Tax fees		440		4

Total fees	￦	14,587	￦	16,869

Audit fees in the above table are the aggregate fees billed by KPMG Samjong Accounting Corp. or expected to be billed by Samil PricewaterhouseCoopers (as applicable) in connection with:

•	the audits of our annual financial statements and the review of our interim financial statements;

•	the audits of our special purpose entities in connection with the Financial Investment Services and Capital Markets Act; and

•	our financial debenture offering services.

Audit-related fees in the above table are the aggregate fees billed by KPMG Samjong Accounting Corp. or expected to be billed by Samil PricewaterhouseCoopers (as applicable) in connection with due diligence services rendered in the ordinary course of our business.

Tax fees in the above table are fees billed by KPMG Samjong Accounting Corp. in connection with tax audit-related services performed for Kookmin Bank in 2022 and fees expected to be billed by Samil PricewaterhouseCoopers in connection with tax audit-related services for KB Investment Co., Ltd. in 2023.

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to January 31, 2023	—	￦	—	—	US$	—
February 1 to February 28, 2023(1)	2,300,000		51,590	2,300,000		137,022,932
March 1 to March 31, 2023(1)	3,085,996		49,607	3,085,996		0
April 1 to April 30, 2023	—		—	—		—
May 1 to May 31, 2023	—		—	—		—
June 1 to June 30, 2023	—		—	—		—
July 1 to July 31, 2023	—		—	—		—
August 1 to August 31, 2023(2)	1,050,000		52,122	1,050,000		185,470,611
September 1 to September 30, 2023(2)	950,000		55,547	950,000		142,820,656
October 1 to October 31, 2023(2)	1,250,000		54,727	1,250,000		91,851,032
November 1 to November 30, 2023(2)	2,200,000		53,213	2,200,000		5,445,870
December 1 to December 31, 2023(2)	134,514		52,236	134,514		0

Total	10,970,510	￦	52,117	10,970,510	US$	0

(1)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, of up to 5,385,996 treasury shares, which purchases were scheduled to be made between February 8, 2023 and May 7, 2023, as announced via our report of foreign private issuer furnished to the U.S. Securities and Exchange Commission via Form 6-K on February 7, 2023. We completed such purchases on March 27, 2023, and cancelled all shares of common stock purchased on April 4, 2023.

(2)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a trust agreement for the acquisition of up to ￦300 billion, or approximately $235.2 million (as of July 25, 2023), worth of treasury shares between August 1, 2023 and July 31, 2024, as announced via our report of foreign private issuer furnished to the U.S. Securities and Exchange Commission via Form 6-K on July 25, 2023. We completed such purchases on December 5, 2023 and plan to cancel all such shares following the expiration of the agreement on July 31, 2024.

In February 2024, we entered into another trust agreement with Samsung Securities Co., Ltd. to acquire, by August 2024, our shares of common stock in the aggregate amount of approximately ￦320 billion. We also currently intend to cancel all such shares of common stock either upon the completion of the acquisition or the expiration of the trust agreement on August 7, 2024.

Other than as described above, neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our Annual Report on Form 20-F for the year ended December 31, 2022 (File No. 000-53445), filed on April 24, 2023.

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

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted corporate governance standards, the Korean-language version of which is available on our website.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J.	INSIDER TRADING POLICIES

Not applicable.

Item 16K.	CYBERSECURITY

Risk Management and Strategy

We operate in an era of “digital transformation” marked by a proliferation of evolving technologies, including artificial intelligence, and the increasing use of the Internet and mobile devices to conduct financial transactions. A significant portion of our daily operations relies on our information technology systems, including customer service, billing, the secure processing, storage and transmission of confidential and other information as well as the timely monitoring of a large number of complex transactions. As a large financial institution, we recognize the importance of building and preserving trust with our customers and protecting their personal information in our day-to-day operations.

As part of our overall risk management system and processes, we maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, fraud, theft, harm to employees or customers, violation of privacy laws, reputational risk and other litigation and legal risk, among others. We utilize policies, software, training programs and hardware solutions to protect and monitor our environment, including multifactor authentication on all critical systems, firewalls, intrusion detection and prevention systems, vulnerability and penetration testing and identity management systems. In particular, our banking platforms include a host of encryption, antivirus, multi-factor authentication, firewall and patch-management technologies designed to protect and maintain the systems and computers across our businesses. In addition, in order to protect our Internet banking services from system failures and cyber attacks, we process our online transactions through two separate data processing centers and monitor and report on any unusual delays or irregularities reported by our branches, and regularly implement various information technology system related initiatives and upgrades at the group and subsidiary level.

We also maintain a robust crisis management system, which provides a framework for responding to cybersecurity incidents based on the severity of the incident. In the case of a cyber incident, we follow internal reporting procedures to notify the Information Security Department, which is responsible for putting together an emergency response team to promptly address the incident and notify all relevant parties of such incident in order to minimize any further damage from the incident. We conduct regular evaluations for any weaknesses in our electronic financial infrastructure, and analyze the frequency and potential effects of any cyber threats on our systems in order to prevent any potential cyber attacks. We also carry limited insurance that provides protection against potential losses arising from cybersecurity incidents and regularly review our policy and levels of coverage based on current risks.

We and our major subsidiaries have obtained the Information Security Management System (“ISMS”) certifications of the Korea Internet and Security Agency, which share significant overlaps with the International Organization for Standardizations (“ISO”) certifications. Kookmin Bank and KB Kookmin Card each obtained ISO 27001 certification, which relates to information security, in 2009 and 2023, respectively. In 2011, Kookmin Bank also obtained ISO 20000 certification, which relates to information technology service management, and BS 25999 (now ISO 22301) certification, which relates to business continuity management. Kookmin Bank is the first Korean bank to have obtained all three such international certifications. In addition, between 2013 and 2023, we, Kookmin Bank and KB Insurance obtained ISMS certification, which relates to information security management, and KB Securities, KB Kookmin Card, Kookmin Bank and KB Capital obtained ISMS-P certification, which relates to personal information in addition to information security management. In 2017, KB Kookmin Card obtained PCI DSS certification, which relates to protection of credit card data. These certifications are valid for three years, and we are subject to an annual audit to maintain such certifications. In addition, our cybersecurity program is reviewed and evaluated by external, independent third parties, who assess and report on any weaknesses in our information technology systems on both a periodic and continual basis. Furthermore, we utilize the curriculum provided by the Financial Security Institute to provide cybersecurity trainings to all of our employees.

From time to time, we engage certain third-party service providers that may process the personal information of our customers. In such cases, we enter into security management agreements with such service providers to ensure that they comply with our strict security standards. We also conduct periodic on-site inspections of such service providers and provide them with periodic security training sessions.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. See “Item 3.D. Risk Factors—Other risks relating to our business—Our operations have been, and will continue to be, subject to increasing and continually evolving cybersecurity and other technological risks” for more information on risks from cybersecurity threats that are reasonably likely to materially affect our business strategy, results of operations and financial condition.

Governance

Board of Directors

Our board of directors’ principal role is one of oversight, recognizing that management is responsible for the day-to-day design, implementation and maintenance of an effective cybersecurity program for protecting against, and mitigating, data privacy and cybersecurity risks. Members of our board of directors stay apprised of the rapidly evolving cyber threat landscape as well as cybersecurity risks specific to us and our subsidiaries, and provide guidance to management as appropriate in order to enhance the effectiveness of our overall cybersecurity program.

Our board of directors has delegated the direct responsibilities relating to assessing and managing cybersecurity risks to our Chief Information Security Officer (“CISO”), who provides periodic reports on risk assessment and cybersecurity strategies to the board of directors. These reports include information about our information security management system and our personal information protection policy. In addition, the CISO provides quarterly evaluation reports to the board of directors concerning the sharing of customer information among our subsidiaries. The board of directors also reviews and approves our cybersecurity risk management processes on a periodic basis. In particular, the board of directors reviews our evaluation report on our use of customer information on a quarterly basis and our evaluation report on our management and use of personal credit information on an annual basis. It also reviews our overall cybersecurity strategy plan once every three years.

Management

The day-to-day monitoring, assessment and management of material cybersecurity risks is conducted by our management. We and each of our major subsidiaries operate an information security system operated by a CISO, who is responsible for managing cybersecurity risk management processes under the supervision of the board of directors at their respective companies. As part of such process, the CISO provides monthly reports to our chief executive officer on the results of our cybersecurity assessments. We and each of our major subsidiaries also maintain an Information Security Department and an Information Security Committee, each chaired by the CISO, which monitors incidents of customer information misuse, unauthorized access to our customer information and failure to comply with information security policies, among others, through an integrated information security management system. Our Information Security Committee is responsible for reviewing and approving the following:

•	our annual general information security and information technology work plans;

•	strategies and plans for ensuring the safety of electronic financial transactions and the protection of our customers;

•	the results of vulnerability evaluations of our electronic financial infrastructure and the plans for implementing remedial measures; and

•	matters related to cybersecurity incidents and violations of cybersecurity regulations.

More specifically, the cybersecurity risk management processes described above are managed by our CISO at the group level, who heads our information security division. Our current CISO has over 10 years of work experience in information security and over 13 years of work experience in information technology, and has also obtained a master’s degree from the Korea University School of Cybersecurity.

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

Number	Description

1.1(1)	Articles of Incorporation of KB Financial Group (translation in English).

2.1(2)	Form of Share Certificate of KB Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2(3)	Form of Fifth Amended and Restated Deposit Agreement among KB Financial Group, JPMorgan Chase Bank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, evidencing American depositary shares, including the form of American depositary receipt.

Number	Description

2.3(4)	Description of KB Financial Group’s Capital Stock.

2.4(5)	Description of KB Financial Group’s American Depositary Shares.

8.1(6)	List of subsidiaries of KB Financial Group.

11.1(7)	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

97.1	KB Financial Group’s Clawback Policy for Misstatements of Financial Statements.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (Embedded within Inline XBRL Document).

(1)	Incorporated by reference to exhibit 1.1 to the registrant’s filing on Form 20-F (No. 000-53445) filed on April 26, 2023.

(https://www.sec.gov/Archives/edgar/data/1445930/000119312523116496/d402646dex11.htm).

(2)	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009.

(https://www.sec.gov/Archives/edgar/data/1445930/000095012309013901/h03411exv2w1.htm).

(3)	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-208008), filed on November 13, 2015.

(https://www.sec.gov/Archives/edgar/data/1445930/000119380515001876/e614274_ex99-a.htm).

(4)	Incorporated by reference to “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock” of this annual report.
(5)	Incorporated by reference to exhibit 2.4 to the registrant’s filing on Form 20-F (No. 000-53445) filed on April 24, 2020.

(https://www.sec.gov/Archives/edgar/data/1445930/000119312520118233/d862752dex24.htm).

(6)	Incorporated by reference to Note 41 of the consolidated financial statements of the registrant included in this annual report.
(7)	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on April 28, 2016.

(https://www.sec.gov/Archives/edgar/data/1445930/000119312516561071/d181570dex111.htm).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/ Jong Hee Yang
(Signature)

Jong Hee Yang
Chairman and Chief Executive Officer
(Name and Title)

Date: April 26, 2024

Report of Independent Registered Public Accounting Firm
To the
Stockholders and Board of Directors
KB Financial Group Co., Ltd.:
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated financial position of KB Financial Group Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2023 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited the adjustments to retrospectively reflect the adoption of IFRS No.1117, Insurance Contracts on the 2022 consolidated financial statements described in Note 2. This change in accounting policy affected the consolidated financial position as of December 31, 2022, and results of its operations and its cash flows for the year then ended. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 financial statements taken as a whole.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Group changed the manner in which it accounts for insurance
contracts in 2023.
Basis for Opinions
The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 . Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Allowance for expected credit losses on loans measured at amortized cost
As described in Notes 3 and 10 to the consolidated financial statements, loans measured at amortized cost amount to ￦450,268,092 million, with allowances for credit losses of ￦5,462,805 million as of December 31, 2023. The Group measures expected credit losses on loans measured at amortized cost based on both individual and collective assessments. Individual assessment of expected credit losses is performed based on estimates of future forecast cash flow, and collective assessment of expected credit losses is involved with a variety and complex variable inputs and assumptions that requires management’s estimates and judgments.
The principal considerations for our determination that performing procedures relating to the allowance for credit losses of loans measured at amortized cost is a critical audit matter are: (i) there was significant judgment by management in determining the allowance, which in turn led to a high degree of auditor subjectivity in performing procedures related to the impairment models, key assumptions, such as probability of default, loss given default, credit risk ratings and determination of the forward-looking information and the expected future cash flows related to individual exposures; (ii) there was significant judgment and effort in evaluating audit evidence related to these models, judgments and assumptions used to determine the allowance; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation process, which included controls over the data, models and assumptions used in determining the allowance for credit losses. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process to estimate the allowance for credit losses including evaluating the appropriateness of methodology and models, and evaluating the reasonableness of significant assumptions used in the impairment models, such as probability of default, loss given default and credit risk ratings. It also included evaluating the reasonableness of key assumptions in the forward-looking information. Evaluating the forward-looking information assumptions involved assessing their reasonableness against external data and economic events that have occurred. We also assessed the reasonableness of the accuracy of borrower credit risk ratings and expected future cash flows related to individually assessed exposures.
Loss ratio assumptions used to estimate fulfilment cash flows of the insurance contracts
As described in Notes 2 and 38 to the consolidated financial statements, the net book value of the liability for remaining coverage was ￦43,929,240 million, which is presented as insurance contract liabilities, reinsurance contract liabilities, insurance contract assets, and reinsurance contract assets in the consolidated statement of financial position as of December 31, 2023. The Group estimates future cash flows using various actuarial assumptions as inputs. Among the actuarial assumptions, the calculation of loss ratio assumptions includes various and complex inputs, including historical data, and management’s estimates and judgment.
The principal considerations for our determination that performing procedures relating to the loss ratio assumptions used to estimate fulfilment cash flows of the insurance contracts is a critical audit matter are: (i) there was significant judgment by management in determining the loss ratio, which in turn led to a high degree of auditor subjectivity in performing procedures related to the estimation fulfilment cash flows of the insurance contracts; (ii) there was significant judgment and effort in evaluating audit evidence related to these models, judgments and assumptions used to determine the loss ratio; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation process, which included controls over the loss ratio assumptions used to estimate fulfilment cash flows of the insurance contracts. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process to evaluate the reasonableness and accuracy of the loss ratio assumption by performing recalculations and other procedures, and test the accuracy and completeness of the historical data used in management’s estimates by reconciling the data to supporting documents.
/s/ Samil PricewaterhouseCoopers
Seoul, the Republic of Korea
April 26, 2024
We have served as the Group’s auditor since 2023.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
KB Financial Group Inc.:
Opinion on the Consolidated Financial Statements
We have audited, before the effects of the adjustments to retrospectively reflect the adoption of IFRS No.17,
Insurance Contracts
on the 2022 consolidated financial statements described in Note 2.1.1, the consolidated statements of financial position of KB Financial Group Inc. and its subsidiaries (“the Group”) as of December 31, 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). The 2022 consolidated financial statements before the adjustments described in Note 2.1.1 are not presented herein.
In our opinion, the consolidated financial statements, before the effects of the adjustments described in Note 2.1.1, present fairly, in all material respects, the financial position of the Group as of December 31, 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the adoption of IFRS No.17,
Insurance Contracts
on the 2022 consolidated financial statements described in Note 2.1.1 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
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
/s/ KPMG Samjong Accounting Corp.

We served as the Group’s auditor from 2019 to 2023.

Seoul, Korea
April 26, 2023

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2023, AND JANUARY 1, 2022

	Jan. 1 2022 *		Dec. 31 2022 *		Dec. 31 2023		2023
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
ASSETS
Cash and due from financial institutions	￦	31,677,868	￦	32,474,750	￦	29,836,311	US$	23,111,545
Financial assets at fair value through profit or loss		71,656,497		70,092,497		77,038,267		59,674,715
Derivative financial assets		3,721,370		9,446,580		6,157,628		4,769,769
Loans measured at amortized cost		414,384,822		433,038,931		444,805,287		344,551,218
Financial investments		107,691,616		115,452,659		122,199,529		94,657,141
Investments in associates and joint ventures		448,718		682,669		722,222		559,441
Insurance contract assets		4,672		83,304		229,640		177,882
Reinsurance contract assets		1,646,494		1,495,966		1,655,168		1,282,112
Property and equipment		5,239,898		4,991,467		4,945,699		3,830,994
Investment property		2,514,944		3,148,340		4,109,784		3,183,486
Intangible assets		1,786,812		1,858,470		1,950,858		1,511,157
Net defined benefit assets		100,083		478,934		374,090		289,775
Current income tax assets		98,798		204,690		244,317		189,250
Deferred income tax assets		159,093		188,372		274,225		212,418
Assets held for sale		237,318		211,758		208,230		161,297
Assets of a disposal group held for sale		171,749		—		—		—
Other assets		14,174,195		14,815,439		20,986,897		16,256,688

Total assets	￦	655,714,947	￦	688,664,826	￦	715,738,152	US$	554,418,888

LIABILITIES
Financial liabilities at fair value through profit or loss	￦	12,088,980	￦	12,271,604	￦	10,920,435	US$	8,459,093
Derivative financial liabilities		3,684,334		9,509,769		6,210,639		4,810,832
Deposits		377,046,282		393,928,904		406,512,434		314,889,140
Borrowings		56,912,374		71,717,366		69,583,561		53,900,215
Debentures		67,430,188		68,698,203		69,176,668		53,585,032
Insurance contract liabilities		54,446,927		45,969,434		50,308,552		38,969,575
Reinsurance contract liabilities		41,377		31,728		36,030		27,909
Provisions		777,590		933,701		1,444,418		1,118,863
Net defined benefit liabilities		225,521		85,745		81,869		63,416
Current income tax liabilities		663,506		998,681		145,335		112,578
Deferred income tax liabilities		1,876,736		1,561,857		2,179,966		1,688,626
Other liabilities		31,155,093		28,850,033		40,264,935		31,189,675

Total liabilities		606,348,908		634,557,025		656,864,842		508,814,954

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
AS OF DECEMBER 31, 2022 AND 2023, AND JANUARY 1, 2022

	Jan. 1 2022 *		Dec. 31 2022 *		Dec. 31 2023		2023
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
TOTAL EQUITY
Share capital		2,090,558		2,090,558		2,090,558		1,619,370
Hybrid securities		2,838,221		4,434,251		5,032,803		3,898,466
Capital surplus		16,940,231		16,940,731		16,647,916		12,895,665
Accumulated other comprehensive income		1,375,644		1,249,922		2,295,165		1,777,861
Accumulated other comprehensive income relating to assets of a disposal group held for sale		7,671		—		—		—
Retained earnings		26,416,564		28,948,425		32,029,199		24,810,181
Treasury shares		(1,136,188)		(836,188)		(1,165,837)		(903,070)

Equity attributable to shareholders of the Parent Company		48,532,701		52,827,699		56,929,804		44,098,473
Non-controlling interests		833,338		1,280,102		1,943,506		1,505,461

Total equity		49,366,039		54,107,801		58,873,310		45,603,934

Total liabilities and equity	￦	655,714,947	￦	688,664,826	￦	715,738,152	US$	554,418,888

*	From January 1, 2023, we adopted IFRS No.17 ‘Insurance Contracts’, which replaced IFRS No.4 ‘Insurance Contracts’. We have restated 2022 comparative date.

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

	2021 1		2022 2		2023		2023
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Interest income	￦	15,210,878	￦	20,787,577	￦	29,145,079	US$	22,576,109
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		14,620,490		19,841,175		27,705,759		21,461,195
Interest income from financial instruments at fair value through profit or loss		590,388		929,735		1,415,366		1,096,359
Insurance finance interest income		—		16,667		23,954		18,555
Interest expense		(3,981,306)		(9,272,252)		(17,003,362)		(13,170,997)
Interest expense		—		(7,776,631)		(15,426,706)		(11,949,702)
Insurance finance interest expense		—		(1,495,621)		(1,576,656)		(1,221,295)

Net interest income		11,229,572		11,515,325		12,141,717		9,405,112

Fee and commission income		5,323,606		5,125,930		5,368,074		4,158,171
Fee and commission expense		(1,698,023)		(1,611,028)		(1,694,550)		(1,312,617)

Net fee and commission income		3,625,583		3,514,902		3,673,524		2,845,554

Insurance income		16,107,858		10,072,490		10,978,808		8,504,309
Insurance income		16,107,858		9,550,101		10,295,693		7,975,160
Reinsurance income		—		522,389		683,115		529,149
Insurance expense		(15,551,147)		(8,761,399)		(9,555,856)		(7,402,074)
Insurance service expense		(15,551,147)		(7,989,645)		(8,718,748)		(6,753,641)
Reinsurance expense		—		(771,754)		(837,108)		(648,433)

Net insurance income		556,711		1,311,091		1,422,952		1,102,235

Net gains (losses) on financial instruments at fair value through profit or loss before applying overlay approach		1,160,981		(1,139,818)		2,163,065		1,675,535
Losses on overlay adjustments		(165,677)		—		—		—

Net gains (losses) on financial instruments at fair value through profit or loss		995,304		(1,139,818)		2,163,065		1,675,535

Other insurance finance income (expenses)		—		841,227		(459,135)		(355,652)

Net other operating expenses		(1,923,567)		(2,262,123)		(2,712,989)		(2,101,513)

General and administrative expenses		(7,200,853)		(6,643,654)		(6,647,406)		(5,149,156)

Operating income before provision for credit losses		7,282,750		7,136,950		9,581,728		7,422,115

Provision for credit losses		(1,185,133)		(1,847,775)		(3,146,409)		(2,437,244)

Net operating income		6,097,617		5,289,175		6,435,319		4,984,871

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)
FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

	2021 1		2022 2		2023		2023
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Share of profit (loss) of associates and joint ventures		93,526		(28,755)		33,110		25,648
Net other non-operating income (expenses)		(109,537)		189,324		(297,980)		(230,819)

Net non-operating income (expenses)		(16,011)		160,569		(264,870)		(205,171)

Profit before income tax expense		6,081,606		5,449,744		6,170,449		4,779,700

Income tax expense		(1,697,225)		(1,518,343)		(1,607,018)		(1,244,814)

Profit for the year	￦	4,384,381	￦	3,931,401	￦	4,563,431	US$	3,534,886

Items that will not be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	￦	(45,510)	￦	239,701	￦	(72,170)	US$	(55,904)
Share of other comprehensive income (loss) of associates and joint ventures		51		183		(2)		(1)
Gains (losses) on equity securities at fair value through other comprehensive income		903,398		(932,058)		69,605		53,917
Fair value changes on financial liabilities designated at fair value through profit or loss due to own credit risk		13,715		38,855		(52,863)		(40,948)

		871,654		(653,319)		(55,430)		(42,936)

Items that may be reclassified subsequently to profit or loss
Currency translation differences		255,907		165,568		317		245
Gains (losses) on debt securities at fair value through other comprehensive income		(924,698)		(5,342,895)		3,304,471		2,559,681
Shares of other comprehensive income (loss) of associates and joint ventures		498		(545)		26		20
Gains (losses) on cash flow hedging instruments		20,864		26,168		53,923		41,769
Gains (losses) on hedging instruments of net investments in foreign operations		(57,935)		(79,085)		(14,659)		(11,355)
Other comprehensive income (loss) arising from separate account		(63,814)		6,007,276		(2,222,024)		(1,721,205)
Gains (losses) on overlay adjustment		120,282		—		—		—

		(648,896)		776,487		1,122,054		869,155

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)
FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

	2021 1		2022 2		2023		2023
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Other comprehensive income for the year, net of tax		222,758		123,168		1,066,624		826,219

Total comprehensive income for the year	￦	4,607,139	￦	4,054,569	￦	5,630,055	US$	4,361,105

Profit attributable to:
Shareholders of the Parent Company		4,409,543		4,152,992		4,631,932		3,587,947
Non-controlling interests		(25,162)		(221,591)		(68,501)		(53,061)

	￦	4,384,381	￦	3,931,401	￦	4,563,431	US$	3,534,886

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		4,610,549		4,262,621		5,704,929		4,419,103
Non-controlling interests		(3,410)		(208,052)		(74,874)		(57,998)

	￦	4,607,139	￦	4,054,569	￦	5,630,055	US$	4,361,105

Earnings per share
Basic earnings per share	￦	11,134	￦	10,334	￦	11,580	US$	8.97
Diluted earnings per share		10,890		10,099		11,312		8.76

1	Comparative data for the year ended 31 December 2021 are prepared on an IFRS No.4 basis.
2	Comparative data for the year ended 31 December 2022 have been restated due to the application of IFRS No.17.
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2021	￦	2,090,558	￦	1,695,988	￦	16,723,589	￦	630,011	￦	—	￦	22,540,616	￦	(1,136,188)	￦	857,783	￦	43,402,357

Comprehensive income for the year
Profit for the year		—		—		—		—		—		4,409,543		—		(25,162)		4,384,381
Remeasurements of net defined benefit liabilities		—		—		—		(45,742)		—		—		—		232		(45,510)
Currency translation differences		—		—		—		241,273		—		—		—		14,634		255,907
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		201,697		—		(223,928)		—		931		(21,300)
Share of other comprehensive income of associates and joint ventures		—		—		—		549		—		—		—		—		549
Gains on cash flow hedging instruments		—		—		—		20,864		—		—		—		—		20,864
Losses on hedging instruments of net investments in foreign operations		—		—		—		(57,935)		—		—		—		—		(57,935)
Other comprehensive loss arising from separate account		—		—		—		(63,814)		—		—		—		—		(63,814)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		13,715		—		—		—		—		13,715
Gains on overlay adjustments		—		—		—		120,282		—		—		—		—		120,282
Transfer within equity		—		—		—		(7,671)		7,671		—		—		—		—

Total comprehensive income for the year		—		—		—		423,218		7,671		4,185,615		—		(9,365)		4,607,139
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(689,653)		—		—		(689,653)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(292,226)		—		—		(292,226)
Issuance of hybrid securities		—		1,142,233		—		—		—		—		—		—		1,142,233
Dividends on hybrid securities		—		—		—		—		—		(71,537)		—		(24,145)		(95,682)
Non-controlling interests changes in business combination		—		—		—		—		—		—		—		1,994		1,994
Transactions with non-controlling interests		—		—		216,853		(5,955)		—		—		—		(18,306)		192,592
Others		—		—		(211)		—		—		—		—		25,377		25,166

Total transactions with shareholders		—		1,142,233		216,642		(5,955)		—		(1,053,416)		—		(15,080)		284,424
Balance as of December 31, 2021 1	￦	2,090,558	￦	2,838,221	￦	16,940,231	￦	1,047,274	￦	7,671	￦	25,672,815	￦	(1,136,188)	￦	833,338	￦	48,293,920

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2022 (Before the restatement)	￦	2,090,558	￦	2,838,221	￦	16,940,231	￦	1,047,274	￦	7,671	￦	25,672,815	￦	(1,136,188)	￦	833,338	￦	48,293,920

Changes in accounting policies 2		—		—		—		328,370		—		743,749		—		—		1,072,119

Balance as of January 1, 2022 (After the restatement)		2,090,558		2,838,221		16,940,231		1,375,644		7,671		26,416,564		(1,136,188)		833,338		49,366,039

Comprehensive income for the year
Profit (loss) for the year		—		—		—		—		—		4,152,992		—		(221,591)		3,931,401
Remeasurements of net defined benefit liabilities		—		—		—		239,623		—		—		—		78		239,701
Currency translation differences		—		—		—		158,319		(7,671)		—		—		14,920		165,568
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(6,516,516)		—		243,022		—		(1,459)		(6,274,953)
Share of other comprehensive income of associates and joint ventures		—		—		—		(362)		—		—		—		—		(362)
Gains on cash flow hedging instruments		—		—		—		26,168		—		—		—		—		26,168
Losses on hedging instruments of net investments in foreign operations		—		—		—		(79,085)		—		—		—		—		(79,085)
Insurance finance income		—		—		—		6,007,276		—		—		—		—		6,007,276
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		38,855		—		—		—		—		38,855

Total comprehensive income for the year		—		—		—		(125,722)		(7,671)		4,396,014		—		(208,052)		4,054,569
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(853,299)		—		—		(853,299)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(584,452)		—		—		(584,452)
Issuance of hybrid securities		—		1,596,030		—		—		—		—		—		431,807		2,027,837
Dividends on hybrid securities		—		—		—		—		—		(126,402)		—		(36,094)		(162,496)
Retirement of treasury share		—		—		—		—		—		(300,000)		300,000		—		—
Others		—		—		500		—		—		—		—		259,103		259,603

Total transactions with shareholders		—		1,596,030		500		—		—		(1,864,153)		300,000		654,816		687,193
Balance as of December 31, 2022	￦	2,090,558	￦	4,434,251	￦	16,940,731	￦	1,249,922	￦	—	￦	28,948,425	￦	(836,188)	￦	1,280,102	￦	54,107,801

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2023	￦	2,090,558	￦	4,434,251	￦	16,940,731	￦	1,249,922	￦	—	￦	28,948,425	￦	(836,188)	￦	1,280,102	￦	54,107,801

Comprehensive income for the year
Profit for the year		—		—		—		—		—		4,631,932		—		(68,501)		4,563,431
Remeasurements of net defined benefit liabilities		—		—		—		(72,525)		—		—		—		355		(72,170)
Currency translation differences		—		—		—		7,306		—		—		—		(6,989)		317
Gains on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		3,346,061		—		27,754		—		261		3,374,076
Share of other comprehensive income of associates and joint ventures		—		—		—		24		—		—		—		—		24
Gains on cash flow hedging instruments		—		—		—		53,923		—		—		—		—		53,923
Losses on hedging instruments of net investments in foreign operations		—		—		—		(14,659)		—		—		—		—		(14,659)
Insurance finance expenses		—		—		—		(2,222,024)		—		—		—		—		(2,222,024)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(52,863)		—		—		—		—		(52,863)

Total comprehensive income for the year		—		—		—		1,045,243		—		4,659,686		—		(74,874)		5,630,055
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(564,970)		—		—		(564,970)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(586,931)		—		—		(586,931)
Issuance of hybrid securities		—		598,552		—		—		—		—		—		429,078		1,027,630
Dividends on hybrid securities		—		—		—		—		—		(184,915)		—		(57,179)		(242,094)
Acquisition of treasury shares		—		—		—		—		—		—		(571,745)		—		(571,745)
Retirement of treasury shares		—		—		—		—		—		(242,096)		242,096		—		—
Ownership changes in subsidiaries		—		—		(292,815)		—		—		—		—		366,379		73,564

Total transactions with shareholders		—		598,552		(292,815)		—		—		(1,578,912)		(329,649)		738,278		(864,546)
Balance as of December 31, 2023	￦	2,090,558	￦	5,032,803	￦	16,647,916	￦	2,295,165	￦	—	￦	32,029,199	￦	(1,165,837)	￦	1,943,506	￦	58,873,310

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	Translation into U.S. dollars (Note 3) (In thousands)
Balance as of January 1, 2023	US$	1,619,370	US$	3,434,821	US$	13,122,482	US$	968,204	US$	—	US$	22,423,778	US$	(647,721)	US$	991,582	US$	41,912,516

Comprehensive income for the year
Profit for the year		—		—		—		—		—		3,587,947		—		(53,061)		3,534,886
Remeasurements of net defined benefit liabilities		—		—		—		(56,179)		—		—		—		275		(55,904)
Currency translation differences		—		—		—		5,659		—		—		—		(5,414)		245
Gains on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		2,591,897		—		21,499		—		202		2,613,598
Share of other comprehensive income of associates and joint ventures		—		—		—		19		—		—		—		—		19
Gains on cash flow hedging instruments		—		—		—		41,769		—		—		—		—		41,769
Losses on hedging instruments of net investments in foreign operations		—		—		—		(11,355)		—		—		—		—		(11,355)
Insurance finance expenses		—		—		—		(1,721,205)		—		—		—		—		(1,721,205)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(40,948)		—		—		—		—		(40,948)

Total comprehensive income for the year		—		—		—		809,657		—		3,609,446		—		(57,998)		4,361,105
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(437,632)		—		—		(437,632)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(454,643)		—		—		(454,643)
Issuance of hybrid securities		—		463,645		—		—		—		—		—		332,369		796,014
Dividends on hybrid securities		—		—		—		—		—		(143,237)		—		(44,292)		(187,529)
Acquisition of treasury shares		—		—		—		—		—		—		(442,880)		—		(442,880)
Retirement of treasury shares		—		—		—		—		—		(187,531)		187,531		—		—
Ownership changes in subsidiaries		—		—		(226,817)		—		—		—		—		283,800		56,983

Total transactions with shareholders		—		463,645		(226,817)		—		—		(1,223,043)		(255,349)		571,877		(669,687)
Balance as of December 31, 2023	US$	1,619,370	US$	3,898,466	US$	12,895,665	US$	1,777,861	US$	—	US$	24,810,181	US$	(903,070)	US$	1,505,461	US$	45,603,934

1	Comparative data for the year ended 31 December 2021 are prepared on an IFRS No.4 basis.
2	Comparative data for the year ended 31 December 2022 have been restated due to the application of IFRS No.17.
the above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

	2021		2022		2023		2023
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from operating activities:
Profit for the year	￦	4,384,381	￦	3,931,401	￦	4,563,431	US$	3,534,886

Adjustment for non-cash items
Net losses (gains) on financial assets at fair value through profit or loss		(274,515)		670,619		(1,793,351)		(1,389,150)
Net losses on derivative financial instruments for hedging purposes		213,996		144,780		53,073		41,111
Provision for credit losses		1,185,133		1,847,775		3,146,409		2,437,244
Net losses on financial investments		97,813		309,868		255,989		198,292
Share of loss (profit) of associates and joint ventures		(93,526)		28,755		(33,110)		(25,648)
Depreciation and amortization expense		850,614		878,841		865,927		670,757
Amortization expense of VOBA		156,074		—		—		—
Other net losses (gains) on property and equipment/intangible assets		1,974		(251,858)		131,270		101,683
Share-based payments		101,935		58,275		69,703		53,993
Provision for policy reserves		2,761,135		326		—		—
Post-employment benefits		237,315		249,874		155,720		120,622
Net interest expense (income)		256,736		(83,503)		274,681		212,771
Losses (gains) on foreign currency translation		(665,282)		622,152		200,486		155,299
Insurance finance income		—		(8,595,402)		(7,781,283)		(6,027,470)
Reinsurance finance expense		—		1,267,839		1,317,524		1,020,569
Gain on a bargain purchase		(288)		—		—		—
Other expenses		721,459		769,313		827,254		640,800

		5,550,573		(2,082,346)		(2,309,708)		(1,789,126)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(6,149,781)		3,048,875		(6,247,689)		(4,839,531)
Derivative financial instruments		39,343		546,079		(152,753)		(118,324)
Loans measured at fair value through other comprehensive income		(24,618)		(24,342)		(252,695)		(195,740)
Loans measured at amortized cost		(41,457,544)		(21,154,500)		(15,308,932)		(11,858,472)
Current income tax assets		10,581		(105,892)		(39,627)		(30,696)
Deferred income tax assets		(92,967)		(28,716)		(84,148)		(65,182)
Other assets		950,313		(1,521,781)		(3,780,797)		(2,928,648)
Financial liabilities at fair value through profit or loss		759,989		1,252,549		(1,467,780)		(1,136,959)
Deposits		32,497,922		16,566,047		12,195,807		9,447,010
Current income tax liabilities		(102,273)		335,175		(853,347)		(661,012)
Deferred income tax liabilities		294,130		(324,410)		279,105		216,198
Other liabilities		1,314,561		(2,535,624)		9,952,434		7,709,268
Insurance contract assets		—		(78,630)		(146,335)		(113,353)
Reinsurance contract assets		—		(1,281,089)		(1,470,615)		(1,139,155)
Insurance contract liabilities		—		8,300,987		9,046,311		7,007,375
Reinsurance contract liabilities		—		(333)		37,217		28,829
Investment contract liabilities		—		(82,958)		148,937		115,368

		(11,960,344)		2,911,437		1,855,093		1,436,976

Net cash inflow (outflow) from operating activities	￦	(2,025,390)	￦	4,760,492	￦	4,108,816	US$	3,182,735

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

	2021		2022		2023		2023
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)

Cash flows from investing activities:
Net cash flows from derivative financial instruments for hedging purposes	￦	427	￦	(168,551)	￦	(48,122)	US$	(37,276)
Disposal of financial asset at fair value through profit or loss		13,788,604		9,279,702		12,389,938		9,597,386
Acquisition of financial asset at fair value through profit or loss		(12,298,792)		(12,382,503)		(11,312,232)		(8,762,583)
Disposal of financial investments		50,825,909		27,032,376		43,472,217		33,674,072
Acquisition of financial investments		(56,633,996)		(44,228,971)		(47,125,014)		(36,503,570)
Disposal of investments in associates and joint ventures		678,636		167,690		99,834		77,333
Acquisition of investments in associates and joint ventures		(261,881)		(430,400)		(114,904)		(89,006)
Disposal of property and equipment		7,016		31,181		8,177		6,334
Acquisition of property and equipment		(286,613)		(296,937)		(350,138)		(271,221)
Disposal of investment property		177,033		1,292,114		3,669		2,842
Acquisition of investment property		(118,961)		(649,961)		(1,018,598)		(789,018)
Disposal of intangible assets		8,203		5,654		5,359		4,151
Acquisition of intangible assets		(191,696)		(200,535)		(330,427)		(255,953)
Net cash flows from changes in ownership of subsidiaries		374,992		932,428		1,297,001		1,004,672
Others		75,105		(19,166)		(496,252)		(384,402)

Net cash outflow from investing activities		(3,856,014)		(19,635,879)		(3,519,492)		(2,726,239)

Cash flows from financing activities:
Net cash flows from derivative financial instruments for hedging purposes		5,870		(105,017)		(73,335)		(56,806)
Net increase (decrease) in borrowings		7,321,582		14,669,649		(2,223,069)		(1,722,014)
Increase in debentures		121,767,039		107,607,314		83,777,490		64,894,994
Decrease in debentures		(117,509,585)		(106,631,213)		(83,683,272)		(64,822,011)
Increase in other payables to trust accounts		—		—		2,333,656		1,807,676
Decrease in other payables to trust accounts		(509,106)		(1,225,402)		—		—
Dividends paid to shareholders of the Parent Company		(981,879)		(1,437,750)		(1,151,900)		(892,275)
Issuance of hybrid securities		1,142,233		1,596,030		598,552		463,645
Dividends paid on hybrid securities		(71,537)		(126,402)		(184,915)		(143,237)
Acquisition of treasury shares		—		—		(571,745)		(442,880)
Redemption of principal of lease liabilities		(253,248)		(257,570)		(235,052)		(182,074)
Decrease in non-controlling interests		(24,145)		395,713		721,101		558,573
Others		(65,826)		694,472		(546,580)		(423,386)

Net cash inflow from financing activities		10,821,398		15,179,824		(1,239,069)		(959,795)

Effect of exchange rate changes on cash and cash equivalents		241,544		197,199		(58,465)		(45,288)

Net increase (decrease) in cash and cash equivalents		5,181,538		501,636		(708,210)		(548,587)
Cash and cash equivalents at the beginning of the year		20,091,735		26,033,162		26,534,798		20,554,155

Cash and cash equivalents at the end of the year	￦	25,273,273	￦	26,534,798	￦	25,826,588	US$	20,005,568

1	Comparative data for the year ended 31 December 2021 are prepared on an IFRS No.4 basis.
2	Comparative data for the year ended 31 December 2022 have been restated due to the application of IFRS No.17.
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
8-gil,
Yeongdeungpo-gu,
Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd., which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.
The Parent Company’s share capital as of December 31, 2023, is ￦ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.
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
2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2023.

•	Amendments to IFRS No.17 Insurance Contract
2.1.1.1 Major Accounting Policy Changes
IFRS No.17,
‘Insurance Contracts’
, which replaces IFRS No.4,
‘Insurance Contracts’
, is effective for fiscal years beginning on or after January 1, 2023. The main features of IFRS No.17 are the measurement of current value of insurance liabilities, recognition of insurance revenue on an accrual basis, and separation of investment components from host insurance contract. In other words, according to IFRS No.4, insurance liabilities are measured using past information (interest rates at the time of insurance sales, etc.), and when the company receives premiums, the premiums received are recognized as insurance revenue on a cash basis. On the other hand, according to IFRS No.17, insurance liabilities are measured at current value using a discount rate that reflects assumptions and risks at the present time (reporting time), and insurance revenue reflects services provided by insurance companies to policyholders for each fiscal year. Therefore, revenue is recognized on an accrual basis, and investment components are separated from host insurance contract. When an insurance company prepares financial statements by applying IFRS No.17, significant differences from the past financial statements are as follows.
(Measurement of Insurance liabilities, etc.)
Under IFRS No.17, the Group estimates all cash flows from insurance contracts and measures the insurance liabilities using discount rate that reflects assumptions and risks at the reporting date.
In detail, the Group identifies a group and portfolio of insurance contracts that are onerous based on the possibility of becoming onerous, similar risks and managed together. The possibility of becoming onerous of insurance contracts is determined by risk adjustment for non-financial
risk and the ratio of contractual service margin at the initial recognition of the insurance contract. The Group determines the minimum level of group of insurance contracts at initial recognition as unit of account; and the level of the group determined is not reassessed subsequently. The Group does not include contracts issued more than one year apart within the same group of insurance contracts, except addressed in transition clauses.
The groups of insurance contracts are measured as the sum of the estimate of future cash flows (including cash flows related to policy loans and reflecting time value of money, etc.), risk adjustment, and the contractual service margin. With the adoption of IFRS No.17, account of the contractual service margin was introduced, which means unearned profit that would be recognized by providing insurance service in the future.
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
The Group also includes the time value of money, financial risk and effects of their fluctuations related to the group of insurance contracts and the Group has selected accounting policy whether the insurance finance income or expenses for the periods are disaggregated to profit or loss, or other comprehensive income.
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
In principle, the Group shall identify, recognize and measure (the fully retrospective approach) each group of insurance contracts as if IFRS No.17 had always applied before the transition date. If this method is impracticable, the Group can apply the modified retrospective approach or the fair value approach. However, the fair value approach can be applied even though it is possible to apply the fully retrospective approach for the group of insurance contracts with direct participation features that meet specific requirements.
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
KB Life Insurance Co., Ltd. applied the fully retrospective approach for the group of insurance contracts issued within three years before the transition date as of January 1, 2022 (the contracts issued from 2019 to 2021); and applied the fair value approach for the group of insurance contracts issued three years before the transition date (the contracts issued before 2019). Especially, when applying the fully retrospective approach for the group of insurance contracts that former Prudential Life Insurance Company of Korea Ltd. had, the contractual service margin thereof for initial recognition was measured applying the fair value of the business combination in accordance with IFRS No.17 paragraph for ‘initial recognition of transfers of insurance contracts and business combinations’.
Additionally, KB Insurance Co., Ltd. applied the fully retrospective approach for the group of insurance contracts issued within four years before the transition date (the contracts issued from 2018 to 2021); and applied the fair value approach for the group of insurance contracts issued more than four years before the transition date (the contracts issued before 2018).
Under IFRS No.17, the Group measures insurance liabilities at their present value using a discount rate that reflects assumptions and risks at current point in time (the reporting date). Generally, the general model is applied to general life insurance contracts, while the premium allocation approach is used for general non-life
insurance contracts with a guaranteed period of one year or less at the initial recognition date.

Changes in major accounting policies following the application of IFRS No.17 are shown in the table below.

	IFRS No.4	IFRS No.17
Insurance contract liability measurement	Measured at cost using past information.	Measured at current value using information at the time of reporting

Measured by local actuarial principles, consists mainly of ① Premium reserve which is calculated based on the net insurance premium received for future claim payments, ② Unearned premium reserve which is premium received but allocated to the following period, ③ Reserve for outstanding claims which is calculated based on the estimated amount to be paid, and ④ Reserve for dividend to policyholders which comprises amount confirmed but not yet paid and amount reserved for next year’s dividend

Necessary to select a Transition approach that adjusts the past group of insurance contracts to the current value at the date of transition. (Fully/modified retrospective approach or fair value approach)
Calculated by discounting Estimated future cash flows measured as the probability-weighted average of all possible outcomes for cash flows within the contract boundary.

Separate account
In accordance with the Insurance Business Act and the Enforcement Rules of The Insurance Business Act, Separate account is established and operated for the assets equivalent to the reserve for retirement insurance contracts, retirement pension contracts, variable life insurance contracts, variable annuity contracts, variable universal life insurance contracts, and variable universal life annuity insurance contracts. Corresponding assets and liabilities are recognized as separate account assets and separate account liabilities. The income and expenses from the performance dividend paying insurance contract separate account is not recognized in the consolidated statement of comprehensive income, but the income and expenses from the guaranteed investment insurance contract separate account is recognized in the consolidated statement of comprehensive income as separate account income and separate account expenses.

Separate account is not used in IFRS No.17. Instead, the separate account that existed under IFRS No.4 is combined with the general accounts and presented together without distinction in IFRS No.17. Except for the changes related to financial assets subject to IFRS No.9 and insurance contract liabilities(assets) subject to IFRS No.17, the effect of the changes from transition to IFRS No.17 is the result of the combination of separate accounts into general accounts.

Liability adequacy test
Liability adequacy test is conducted for all contracts to which IFRS No.4 Insurance Contracts apply, in consideration of current estimates of all cash inflows and cash outflows from the insurance contracts at the end of the reporting period. If the assessment shows that the carrying amount of its insurance liabilities is inadequate in the light of the estimated future cash flows, the entire deficiency is recognized in profit or loss.

Liability adequacy test is not conducted under IFRS No.17. Instead, the fulfillment cash flows are updated at each reporting date to reflect current estimates of the amounts, timing, and uncertainty of future cash flows.

	IFRS No.4	IFRS No.17
Recognition of insurance revenue	Application of the cash basis in which premiums received are recognized as insurance revenue	Recognition of revenue by reflecting services provided to policyholders by the Group for each fiscal year (accrual basis)
	Investment-type items such as cancellation and maturity refunds are also included in insurance income.	Investment components (cancellation, maturity refund) are excluded from insurance income
Policy loan	Recognized as a separate asset	Recognition as included in insurance contract liabilities
Deferred acquisition cost	Deferred acquisition costs are recorded as a separate asset	Deferred acquisition costs are not separately recognized.
	Insurance contract liabilities are evaluated based on net insurance premiums (excluding business expenses)	Insurance contract liabilities are evaluated based on operating insurance premiums (including business expenses)
Financial assets
Applying IFRS No.4 paragraph 35B, the overlay approach is applied to designated financial assets, which allows the Group to reclassify between profit or loss and other comprehensive income an amount that results in the profit of loss at the end of the reporting period for the designated financial assets being the same as if the Group had applied IAS No.39 to the designated financial assets.

The overlay approach under IFRS No.4 is no longer applied and IFRS No.17 paragraph C29 is applied instead. IFRS No.17 paragraph C29 allows the Group to reassess the business model of an eligible financial asset (which could result in the reclassification of financial assets), to designate and revoke the designation of a financial asset as measured at fair value through profit or loss, and to designate and revoke the designation of an investment in an equity instrument as at fair value through other comprehensive income.

(Changes in the consolidated statement of financial position and consolidated statement of comprehensive income)
The effect of the change in accounting policy following the initial application of IFRS No.17 to the consolidated statement of financial position as of January 1 and December 31, 2022 and the consolidated statement of comprehensive income for the year ended December 31, 2022 is as follows.

1) Consolidated statement of financial position as of January 1, 2022

IFRS No.4			IFRS No.17			Net increase (decrease)
(In millions of Korean won)
Assets			Assets
Cash and due from financial institutions	￦	31,009,374	Cash and due from financial institutions	￦	31,677,868	￦	668,494
Financial assets at fair value through profit or loss		66,005,815	Financial assets at fair value through profit or loss		71,656,497		5,650,682
Derivative financial assets		3,721,370	Derivative financial assets		3,721,370		—
Loans measured at amortized cost		417,900,273	Loans measured at amortized cost		414,384,822		(3,515,451)
Financial investments		104,847,871	Financial investments		107,691,616		2,843,745
Investments in associates and joint ventures		448,718	Investments in associates and joint ventures		448,718		—
			Insurance contract assets		4,672		4,672
			Reinsurance contract assets		1,646,494		1,646,494
Property and equipment		5,239,898	Property and equipment		5,239,898		—
Investment property		2,514,944	Investment property		2,514,944		—
Intangible assets		3,266,357	Intangible assets		1,786,812		(1,479,545)
Net defined benefit assets		100,083	Net defined benefit assets		100,083		—
Current income tax assets		98,798	Current income tax assets		98,798		—
Deferred income tax assets		159,093	Deferred income tax assets		159,093		—
Assets held for sale		237,318	Assets held for sale		237,318		—
Assets of a disposal group held for sale		171,749	Assets of a disposal group held for sale		171,749		—
Other assets		28,174,173	Other assets		14,174,195		(13,999,978)

Total assets	￦	663,895,834	Total assets	￦	655,714,947	￦	(8,180,887)

IFRS No.4			IFRS No.17			Net increase (decrease)
(In millions of Korean won)
Liabilities			Liabilities
Financial liabilities at fair value through profit or loss	￦	12,088,980	Financial liabilities at fair value through profit or loss	￦	12,088,980	￦	—
Derivative financial liabilities		3,682,258	Derivative financial liabilities		3,684,334		2,076
Deposits		372,023,918	Deposits		377,046,282		5,022,364
Borrowings		56,912,374	Borrowings		56,912,374		—
Debentures		67,430,188	Debentures		67,430,188		—
Insurance liabilities		57,165,936	Insurance contract liabilities		54,446,927		(2,719,009)
			Reinsurance contract liabilities		41,377		41,377
Provisions		808,604	Provisions		777,590		(31,014)
Net defined benefit liabilities		225,521	Net defined benefit liabilities		225,521		—
Current income tax liabilities		662,672	Current income tax liabilities		663,506		834
Deferred Income tax liabilities		1,470,981	Deferred Income tax liabilities		1,876,736		405,755
Other liabilities		43,130,482	Other liabilities		31,155,093		(11,975,389)

Total liabilities	￦	615,601,914	Total liabilities	￦	606,348,908	￦	(9,253,006)

Equity			Equity
Share capital	￦	2,090,558	Share capital	￦	2,090,558	￦	—
Hybrid securities		2,838,221	Hybrid securities		2,838,221		—
Capital surplus		16,940,231	Capital surplus		16,940,231		—
Accumulated other comprehensive income		1,047,274	Accumulated other comprehensive income		1,375,644		328,370
Accumulated other comprehensive income relating to assets of a disposal group held for sale		7,671	Accumulated other comprehensive income relating to assets of a disposal group held for sale		7,671		—
Retained earnings		25,672,815	Retained earnings		26,416,564		743,749
Treasury shares		(1,136,188)	Treasury shares		(1,136,188)		—
Non-controlling interests		833,338	Non-controlling interests		833,338		—

Total equity	￦	48,293,920	Total equity	￦	49,366,039	￦	1,072,119

2) Consolidated statement of financial position as of December 31, 2022

IFRS No.4			IFRS No.17			Net increase (decrease)
(In millions of Korean won)
Assets			Assets
Cash and due from financial institutions	￦	32,063,421	Cash and due from financial institutions	￦	32,474,750	￦	411,329
Financial assets at fair value through profit or loss		64,935,344	Financial assets at fair value through profit or loss		70,092,497		5,157,153
Derivative financial assets		9,446,134	Derivative financial assets		9,446,580		446
Loans measured at amortized cost		436,530,502	Loans measured at amortized cost		433,038,931		(3,491,571)
Financial investments		116,588,575	Financial investments		115,452,659		(1,135,916)
Investments in associates and joint ventures		682,670	Investments in associates and joint ventures		682,669		(1)
			Insurance contract assets		83,304		83,304
			Reinsurance contract assets		1,495,966		1,495,966
Property and equipment		4,991,467	Property and equipment		4,991,467		—
Investment property		3,148,340	Investment property		3,148,340		—
Intangible assets		3,200,399	Intangible assets		1,858,470		(1,341,929)
Net defined benefit assets		478,934	Net defined benefit assets		478,934		—
Current income tax assets		204,690	Current income tax assets		204,690		—
Deferred income tax assets		251,085	Deferred income tax assets		188,372		(62,713)
Assets held for sale		211,758	Assets held for sale		211,758		—
Other assets		28,437,529	Other assets		14,815,439		(13,622,090)

Total assets	￦	701,170,848	Total assets	￦	688,664,826	￦	(12,506,022)

F-2
3

IFRS No.4			IFRS No.17			Net increase (decrease)
(In millions of Korean won)
Liabilities			Liabilities
Financial liabilities at fair value through profit or loss	￦	12,271,604	Financial liabilities at fair value through profit or loss	￦	12,271,604	￦	—
Derivative financial liabilities		9,506,709	Derivative financial liabilities		9,509,769		3,060
Deposits		388,888,452	Deposits		393,928,904		5,040,452
Borrowings		71,717,366	Borrowings		71,717,366		—
Debentures		68,698,203	Debentures		68,698,203		—
Insurance liabilities		58,230,303	Insurance contract liabilities		45,969,434		(12,260,869)
			Reinsurance contract liabilities		31,728		31,728
Provisions		968,819	Provisions		933,701		(35,118)
Net defined benefit liabilities		85,745	Net defined benefit liabilities		85,745		—
Current income tax liabilities		997,675	Current income tax liabilities		998,681		1,006
Deferred Income tax liabilities		22,693	Deferred Income tax liabilities		1,561,857		1,539,164
Other liabilities		40,140,365	Other liabilities		28,850,033		(11,290,332)

Total liabilities	￦	651,527,934	Total liabilities	￦	634,557,025	￦	(16,970,909)

Equity			Equity
Share capital	￦	2,090,558	Share capital	￦	2,090,558	￦	—
Hybrid securities		4,434,251	Hybrid securities		4,434,251		—
Capital surplus		16,940,731	Capital surplus		16,940,731		—
Accumulated other comprehensive income		(2,713,053)	Accumulated other comprehensive income		1,249,922		3,962,975
Retained earnings		28,446,513	Retained earnings		28,948,425		501,912
Treasury shares		(836,188)	Treasury shares		(836,188)		—
Non-controlling interests		1,280,102	Non-controlling interests		1,280,102		—

Total equity	￦	49,642,914	Total equity	￦	54,107,801	￦	4,464,887

F-2
4

3) Consolidated statement of comprehensive income for the year ended December 31, 2022

IFRS No.4			IFRS No.17			Net increase (decrease)
(In millions of Korean won)
Net interest income	￦	13,112,934	Net interest income *	￦	11,515,325	￦	(1,597,609)
Interest income		20,788,518	Interest income		20,787,577		(941)
Interest income on financial instruments measured at fair value through other comprehensive income and amortized cost		19,912,128	Interest income on financial instruments measured at fair value through other comprehensive income and amortized cost		19,841,175		(70,953)
Interest income on financial instruments measured at fair value through profit or loss		876,390	Interest income on financial instruments measured at fair value through profit or loss		929,735		53,345
			Insurance finance interest income		16,667		16,667
Interest expenses		(7,675,584)	Interest expenses		(9,272,252)		(1,596,668)
Interest expenses		(7,675,584)	Interest expenses		(7,776,631)		(101,047)
			Insurance finance interest expense		(1,495,621)		(1,495,621)
Net fee and commission income		3,321,632	Net fee and commission income		3,514,902		193,270
Fee and commission income		5,121,520	Fee and commission income		5,125,930		4,410
Fee and commission expense		(1,799,888)	Fee and commission expense		(1,611,028)		188,860
Net insurance income		696,513	Insurance service result		1,311,091		614,578
Insurance income		17,136,842	Insurance income		10,072,490		(7,064,352)
Insurance income		17,136,842	Insurance income		9,550,101		(7,586,741)
			Reinsurance income		522,389		522,389
Insurance expense		(16,440,329)	Insurance expense		(8,761,399)		7,678,930
Insurance expense		(16,440,329)	Insurance service expense		(7,989,645)		8,450,684
			Reinsurance expense		(771,754)		(771,754)
Net gains (losses) on financial instruments at fair value through profit or loss		247,357	Net gains (losses) on financial instruments at fair value through profit or loss		(1,139,818)		(1,387,175)
			Other insurance finance income		841,227		841,227
Net other operating expenses		(2,365,791)	Net other operating expenses		(2,262,123)		103,668
General and administrative expenses		(7,537,802)	General and administrative expenses		(6,643,654)		894,148
Operating income before provision for credit losses		7,474,843	Operating income before provision for credit losses		7,136,950		(337,893)

F-2
5

IFRS No.4		IFRS No.17		Net increase (decrease)
(In millions of Korean won)
Provision for credit losses	(1,835,988)	Provision for credit losses	(1,847,775)	(11,787)
Net operating income	5,638,855	Net operating income	5,289,175	(349,680)
Net non-operating income	156,771	Net non-operating income	160,569	3,798
Share of loss of associates and joint ventures	(28,758)	Share of loss of associates and joint ventures	(28,755)	3
Net other non-operating income (expenses)	185,529	Net other non-operating income (expenses)	189,324	3,795
Profit before income tax expense	5,795,626	Profit before income tax expense	5,449,744	(345,882)
Income tax expense	(1,622,387)	Income tax expense	(1,518,343)	104,044
Profit for the year	4,173,239	Profit for the year	3,931,401	(241,838)
Other comprehensive income for the year, net of tax	(3,511,437)	Other comprehensive income for the year, net of tax	123,168	3,634,605
Comprehensive income that will not be reclassified to profit or loss	(652,979)	Comprehensive income that will not be reclassified to profit or loss	(653,319)	(340)
Remeasurements of net defined benefit liabilities	239,702	Remeasurements of net defined benefit liabilities	239,701	(1)
Share of other comprehensive income of associates and joint ventures	183	Share of other comprehensive income of associates and joint ventures	183	—
Gains on equity securities at fair value through other comprehensive income	(931,731)	Gains on equity securities at fair value through other comprehensive income	(932,058)	(327)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	38,867	Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	38,855	(12)
Comprehensive income that may be reclassified subsequently to profit or loss	(2,858,458)	Comprehensive income that may be reclassified subsequently to profit or loss	776,487	3,634,945
Currency translation differences	164,530	Currency translation differences	165,568	1,038
Losses on debt securities at fair value through other comprehensive income	(2,375,084)	Losses on debt securities at fair value through other comprehensive income	(5,342,895)	(2,967,811)
Share of other comprehensive income (loss) of associates and joint ventures	(545)	Share of other comprehensive income (loss) of associates and joint ventures	(545)	—
Gains (losses) on cash flow hedging instruments	31,474	Gains (losses) on cash flow hedging instruments	26,168	(5,306)
Gains (losses) on hedging instruments of net investments in foreign operations	(79,085)	Gains (losses) on hedging instruments of net investments in foreign operations	(79,085)	—

F-2
6

IFRS No.4			IFRS No.17			Net increase (decrease)
(In millions of Korean won)
Other comprehensive loss arising from separate account		(159,619)					159,619
Gains on overlay adjustment		(440,129)					440,129
			Insurance finance income(expense)		6,007,276		6,007,276
Total comprehensive income for the year	￦	661,802	Total comprehensive income for the year	￦	4,054,569	￦	3,392,767

Profit attributable to:		4,173,239	Profit attributable to:		3,931,401		(241,838)
Shareholders of the Parent Company		4,394,830	Shareholders of the Parent Company		4,152,992		(241,838)
Non-controlling interests		(221,591)	Non-controlling interests		(221,591)		—
Total comprehensive income for the year attributable to:		661,802	Total comprehensive income for the year attributable to:		4,054,569		3,392,767
Shareholders of the Parent Company		869,854	Shareholders of the Parent Company		4,262,621		3,392,767
Non-controlling interests		(208,052)	Non-controlling interests		(208,052)		—

*	Includes insurance interest income and insurance interest expense on insurance contract assets and liabilities.

•	Amendments to IAS No.1 Presentation of Financial Statements – Accounting Policy Disclosure
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

•	Amendments to IAS No.1 Presentation of Financial Statements – Disclosure of gains or losses on valuation of financial liabilities with exercise price adjustment conditions
The amendments require disclosures about gains or losses on valuation occurred for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities

F-2
7

with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of IFRS No.32
Financial Instruments: Presentation
. These amendments do not have a significant impact on the consolidated financial statements.

•	Amendments to IAS No.12 Income Taxes – International Tax Reform: Pillar 2 Model Rules
The amendment reflects the enactment of laws reflecting the Pillar 2 Model Rules for International Tax Reform aimed at reforming international taxation for multinational enterprises. It temporarily relaxes the accounting treatment of deferred tax resulting from this law and requires disclosure of related current year income tax effects. The Group has applied a temporary exemption provision regarding the recognition and disclosure of deferred taxes related to the Pillar 2 rules. As this law is scheduled to be enacted on January 1, 2024, it will not have an impact on consolidated financial statements. Meanwhile, the Group is reviewing the impact of the global minimum tax.
2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2023 reporting period and have not been adopted by the Group.

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

•	Amendment of IAS No.7 “Statements of Cash Flow” and IFRS No.7 “Financial Instruments: Disclosures” – Disclosure of Supplier Finance Arrangements
The amendments require disclosure of the effects of supplier finance arrangements on the Group’s liabilities, cash flows and exposure to liquidity risk. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2024. The Group expects that this amendment will not have a significant impact on the consolidated financial statements.

•	Amendment of IFRS No.16 “Leases” – Lease Liability in a Sale and Leaseback
The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2024. The Group expects that this amendment will not have a significant impact on the consolidated financial statements.

•	Amendment of IAS No.1 “Presentation of Financial Statements” – Disclosure of Virtual Asset
The amendments require additional disclosure for virtual assets held by the Group, virtual assets entrusted by customers to the Group, and the issuance and transfer of virtual assets. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2024. The Group expects that this amendment will not have a significant impact on the consolidated financial statements.

F-2
8

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
As described in the material accounting policies in Note 3.3 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.
2.4.3 Allowances and provisions for credit losses
The Group recognizes and measures allowances for credit losses of debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, and lease receivables. Also,

9

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
2.4.4 Measurement of net defined benefit assets(liabilities)
The present value of the net defined benefit assets(liabilities) is affected by changes in the various factors determined by the actuarial method.
2.4.5 Impairment of goodwill
The recoverable amounts of cash-generating units are determined based on value-in-use
calculations to test whether impairment of goodwill has occurred.
2.4.6 The judgment and estimation uncertainty in measurement of insurance contracts
2.4.6.1 Methods used to measure the future cash flows and estimation process of input variable
The estimated future cash flows are measured as the probability-weighted average of all possible outcomes, utilizing all reasonable and relevant information available without excessive cost or effort. Market and non-market
variables are considered in measuring the cash flows within the boundary of the insurance contract. While deterministic scenarios (representing a range of probabilities) are typically used for calculating the probability-weighted average, probabilistic scenarios are employed when cash flows are influenced by complex underlying factors and nonlinear responses to economic conditions. The cash flows within the boundary of an insurance contract portfolio include both directly attributable cash flows and cash flows allocated from a higher level than the insurance contract portfolio. These cash flows are systematically and reasonably allocated, ensuring consistent methods are applied for similar types of cash flows.
The key assumptions used in estimating the future cash flows of the Group are as follows:

•
Loss ratio: The loss ratio refers to the ratio of insurance claims paid to policyholders to the premiums received by the insurance company for providing risk coverage services to policyholders. The loss ratio, which is an estimation of future premiums and claims payable, is estimated based on objective and reliable data, using the best available methods to suit the intended application. Objective and reliable data refers to the most recent measured results made using the Group’s experience statistics, insurance industry statistics, or national statistics, and others. It also means the best method that reasonably distinguishes characteristics such as the policyholder’s gender, contract type, risk characteristics by distribution channel, and others.

•
Expense ratio: Expense ratio refers to the costs incurred by insurance companies for the sale and management of insurance contracts. Expense ratio is calculated primarily considering the ongoing costs incurred by the insurance company, taking into account the going concern, and includes the allocation of both fixed and variable indirect expenses directly related to insurance contracts. Expense ratio also considers costs such as contract acquisition expense (regardless of whether premiums are paid or not), contract maintenance expense, and claims expense, distributed in order to manage cost by product and distribution channel.

•
Lapse ratio: The lapse ratio is an estimate of future cancellations or lapses of insurance contracts among current customers of the insurance company. It is calculated for the purpose of predicting the level of future current premium payments and cancellation refunds. The statistics used for estimation primarily rely on experience statistics of the Group, and lapse ratio is calculated based on characteristics such as product type, distribution channel, payment method, and others, which can significantly affect lapse ratio.

F-
30

2.4.6.2 Estimation of Discretionary Cash Flows
Some contracts issued by the Group grant discretion to the Group regarding cash flows to be paid to policyholders. Changes in discretionary cash flows are considered related to future services and adjust the contractual service margin. The Group identifies changes in discretionary cash flow by identifying assured cash flows at the initial recognition date of the contract. However, if it is not possible to distinguish between the portion considered assured and the portion considered discretionary, the profit within the estimated fulfillment cash flows is considered assured and is updated to reflect current assumptions related to financial risk.
2.4.6.3 Estimation of Risk Adjustment for
Non-Financial
Risk
Risk adjustment for
non-financial
risk is to adjust the present value estimates of future cash flows to reflect the compensation required by the Group for bearing the uncertainty about the amount and timing of cash flows arising from non-financial
risk. This adjustment reflects the uncertainty of cash flows arising from all non-financial
risks related to the insurance contracts and is estimated separately from all of the other estimates. The Group uses the confidence lever technique and the cost of capital methods for determining the risk adjustment for non-financial
risk. Changes in risk adjustment for
non-financial
risk are disclosed separately for insurance service results and insurance finance income. The Group calculates this adjustment considering the diversification effect at the consolidated level and then allocated to individual contract units.
2.4.6.4 Estimation of Discount Rate
The discount rate should only include relevant factors such as the time value of money, characteristics of cash flows from insurance contracts, and liquidity characteristics, and should be calculated using observable input variables to the maximum extent possible. The discount rate should also reflect all reasonable and supportable information on internal and external non-market
variables available without undue cost or effort. The Group estimates the discount rate using a bottom-up
approach.
In the
bottom-up
approach, the discount rate is calculated using an unleveraged yield curve adjusted to reflect the characteristics of cash flows and liquidity of insurance contracts. To reflect the liquidity characteristics of insurance contracts, the risk-free yield curve is adjusted for illiquidity premium.
2.4.6.5 Estimation of Investment Component
The investment component is the amount that the Group must repay to policyholders under insurance contracts in all circumstances, regardless of the occurrence of insurance events. The Group classifies cash outflows such as maturity refunds, cancellation refunds, annuity payments, and cash flows related to insurance policy loans as investment components.
2.4.6.6 Estimation of Coverage Units
The quantity of insurance contract services provided is calculated based on the expected coverage period and maximum coverage amount (insurance amount), and for investment (related) services it is calculated based on the premium reserve (net of insurance policy loans). If insurance contracts within the group provide multiple services, weights are applied based on the total premium of each service. The quantity of services for each period and expected coverage period are calculated based on the expected persistency ratio applied in estimating the fulfillment cash flows, applied the present value effect.
3. Material Accounting Policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

F-
31

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

F-
32

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

F-3
3

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

F-3
4

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

F-3
5

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

F-3
6

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

F-3
7

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

F-3
8

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
The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	( - )
Benchmark interest rate	( + )
Three-year yields of Korea treasury bond	( + )
AA- rated corporate bond (3-year)	( + )
BBB- rated corporate bond (3-year)	( + )
Composite stock index	( - )
Rate of increase in housing transaction price index (Metropolitan Area)	( - )
WTI crude oil price	( + )
Growth rate of construction investment	( - )
Current account balance	( - )
Unemployment rate	( + )
Rate of increase in housing transaction price index (Nationwide)	( - )
Total import	( - )

9

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
As of December 31, 2023, the Group measures expected credit losses to the financial assets by applying both the worse scenario and the crisis scenario, etc. taking into consideration the uncertain financial environment internally and externally and the potential credit risk resulting from the rapid economic recession.
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

F-
40

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

F-
41

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

F-
42

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

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	3 ~ 19 years
Software	Straight-line	3 ~ 5 years
Others	Straight-line / Declining-balance	1 ~ 13 years

F-4
3

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
3.10.1 Goodwill
3.10.1.1 Recognition and measurement
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
3.10.1.2 Additional acquisitions of
non-controlling
interests
Additional acquisitions of
non-controlling
interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.
3.10.1.3 Subsequent measurement
Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.
3.10.2 Subsequent expenditures
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

F-4
4

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

F-4
5

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
3.14 Insurance Contracts
KB Insurance Co., Ltd. and KB Life Insurance Co., Ltd. the subsidiaries of the Group, issue insurance contracts. The Group accounts for these contracts by applying IFRS No.17.
3.14.1 Definition and classification of insurance contracts
Insurance contract is defined as a contract under which one party (the issuer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder. This assessment is carried out for each contract individually at the date of inception. The Group determined that the insurance risk related to the contract is significant if the issuer has to pay significant additional benefits in any scenario that has commercial substance, even if the insured event is extremely unlikely, or even if the expected present value of the contingent cash flows is a small proportion of the expected present value of the remaining cash flows from the insurance contract.
The Group issues insurance contracts that contain participation features, allowing policyholders to participate in the investment returns of the Group, in addition to being compensated for insurance risks. Contracts with participation features are classified as insurance contracts with direct participation features if they meet the following criteria. At the beginning of an insurance contract, the Group evaluates whether the contract meets the following criteria.

•	The contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items

•	The Group expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items

•	the Group expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items

6

Furthermore, the Group issues investment contracts with discretionary participation features, which are associated with groups of assets identical to those of insurance contracts and share similar economic characteristics with insurance contracts.
3.14.2 Level of aggregation
The Group identifies portfolios by aggregating insurance contracts subject to similar risks and managed together. Each portfolio is segmented into groups of insurance contracts applying the recognition and measurement requirements of IFRS No.17. The Group distinguishes insurance contracts based on their issuance date at initial recognition. A cohort consists of contracts issued within a
12-month
period and is further segmented into three groups based on the possibility of becoming onerous.

•	a group of contracts that are onerous at initial recognition

•	a group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently

•	a group of the remaining contracts in the portfolio
The possibility of insurance contracts, at the lowest level of group of contracts, becoming onerous is determined based on the expected cash flows (fulfillment cash flow decided based on probability weighting) at initial recognition. The Group does not reassess the composition of the groups decided at the initial recognition date subsequently.
3.14.3 Recognition
The group recognizes a group of insurance contracts it issues from the earliest of the following:

•	the beginning of the coverage period of the group of contracts

•	the date when the first payment from a policyholder in the group becomes due

•	for a group of onerous contracts, when the group becomes onerous.
The group delays the recognition of a group of reinsurance contracts held that provide proportionate coverage until the date that any underlying insurance contract is initially recognized, if that date is later than the beginning of the coverage period of the group of reinsurance contracts held.
The group recognizes investment contracts with discretionary participation features at the date the Group becomes a party to the contract.
3.14.4 Contract boundary
Measurement of group of contracts includes all future cash flows within the contract boundaries. The Group decides that cash flows are within the boundary of an insurance contract if they arise from substantive rights and obligations that exist during the reporting period in which the entity can compel the policyholder to pay the premiums or in which the entity has a substantive obligation to provide the policyholder with insurance contract services.
A substantive obligation to provide insurance contract services ends when:

•	The Group has the practical ability to reassess the risks of the particular policyholder and, as a result, can set a price or level of benefits that fully reflects those risks

•
The Group has the practical ability to reassess the risks of the portfolio of insurance contracts that contains the contract and, as a result, can set a price or level of benefits that fully reflects the risk of that portfolio; and the pricing of the premiums up to the date when the risks are reassessed does not take into account the risks that relate to periods after the reassessment date.

F-47

The Group evaluates contract boundaries at initial recognition and each subsequent reporting date to reflect changes in circumstances affecting substantive rights and obligations.
3.14.5 Measurement: Insurance contracts not applying the premium allocation approach
3.14.5.1 Measurement on initial recognition
The group measures group of contracts as the sum of the fulfillment cash flows and the contractual service margin at the initial measurement. Fulfillment cash flows comprise estimates of future cash flows, an adjustment to reflect the time value of money and the financial risks related to the future cash flows, and a risk adjustment for non-financial
risk.
Estimates of future cash flows is calculated by the probability-weighted average of all possible outcomes using all reasonable and supportable information available without undue cost or effort, considering both market and non-market
variables, for cash flows within the contract boundary. The Group updates the estimates using all new information available, including information about past trends and evidence.
The risk adjustment for
non-financial
risk represents a liability that reflects the compensation that the insurer requires for bearing the uncertainty about the amounts and timing of cash flows arising from non-financial
risk.
Non-financial
risks that are the subject of risk adjustment include insurance risk and other non-financial
risks (such as lapse risk and expense risk). The Group calculates the risk adjustment for non-financial
risk using techniques such as the confidence level method and the cost of capital method. The Group calculates the risk adjustment for non-financial
risk at the level of the company, and after considering diversification effects, allocates it to individual groups of insurance contracts.
Contractual service margin represents the unearned profit the entity will recognize as it provides insurance contract services in the future. The group measures the contractual service margin on initial recognition of a group of insurance contracts at an amount that results in no income or expenses if the fulfillment cash flows at the initial recognition are net inflows. On the other hand, if the fulfillment cash flows are net outflow at the initial recognition, the Group classifies the group of contracts as an onerous group, recognizes the expected net outflow as an expense and manages loss component for subsequent measurement.
3.14.5.2 Subsequent measurement of the general measurement model
At the end of each reporting period, the carrying amount of group of contracts is the sum of estimated liability for incurred claims and liability for remaining coverage. Liability for remaining coverage comprises contractual service margin and expected fulfillment cash flows related to future services allocated to the group of contracts at the end of the reporting period. Liability for incurred claims comprises unpaid claims and insurance expenses, including reported but not yet paid claims, incurred but not reported claims, and dividends payable according to supervisory regulations.
The Group updates the fulfillment cash flows of both liability for incurred claims and liability for remaining coverage at each reporting date to reflect current estimates of the amounts, timing, and uncertainty of future cash flows, considering not only discount rates and other financial variables but also non-financial
risk.
Experience adjustments is the differences between the following:

•
The estimated expected cash flows at the beginning of reporting period and the actual cash flows received during the reporting period (including premiums received, cash flows related to insurance acquisition, and premium taxes paid)

•	The estimated expected cash flows at the beginning of reporting period and the actual insurance service expenses incurred during the reporting period (excluding insurance acquisition costs)

F-48

Experience adjustments related to current or past services are recognized in profit or loss. For incurred claims (including those that have been incurred but not reported) and other incurred insurance service expenses, experience adjustments are always related to current or past services and are included as part of insurance service expenses in profit or loss. Changes in fulfillment cash flows related to future services are included in liability for remaining coverage by adjusting contractual service margin.
For insurance contracts without direct participation features, the carrying amount of the contractual service margin of a group of contracts at the end of the reporting period equals the carrying amount at the start of the reporting period adjusted for:

•	the effect of any new contracts added to the group

•	interest accreted on the carrying amount of the contractual service margin during the reporting period, measured at the discount rates determined at initial recognition

•
the changes in fulfilment cash flows relating to future service, except to the extent that: (i) such increases in the fulfilment cash flows exceed the carrying amount of the contractual service margin, giving rise to a loss (ii) such decreases in the fulfilment cash flows are allocated to the loss component of the liability for remaining coverage

•	the effect of any currency exchange differences on the contractual service margin

•
the amount recognized as insurance revenue because of the transfer of insurance contract services in the period, determined by the allocation of the contractual service margin remaining at the end of the reporting period.

When fulfillment cash flows related to future services increase additionally, the cash flows result in an increase in the loss component of the group of contracts, and the increased loss component is recognized in profit or loss when the cash flows occur. Subsequently, decreases in fulfillment cash flows related to future services do not adjust contractual service margin until the loss component is fully recovered through profit or loss.
3.14.5.3 Subsequent Measurement of the Variable Fee Approach
The Group issues insurance contracts with direct participation features that provide significant investment-related services. Except for the following, the Group applies the same accounting policy for measuring insurance contracts under the variable fee approach as for measuring insurance contracts under the general measurement model.
For insurance contracts with direct participation features, the carrying amount of the contractual service margin of a group of contracts at the end of the reporting period equals the carrying amount at the start of the reporting period adjusted for the amounts specified below:

•	the effect of any new contracts added to the group

•
the change in the amount of the Group’s share of the fair value of the underlying items except to the extent that (i) The amount of contractual service margin recognized in profit or loss due to the offsetting effect of risk mitigation instruments (ii) the decrease in the amount of the Group’s share of the fair value of the underlying items exceeding the carrying amount of the contractual service margin, giving rise to a loss (iii) the increase in the amount of the Group’s share of the fair value of the underlying items that causes reversal of loss component of an onerous group

•
the changes in fulfilment cash flows relating to future service, except to the extent that: (i) The amount of contractual service margin recognized in profit or loss due to the offsetting effect of risk mitigation instruments (ii) The increases in the fulfilment cash flows that exceeds the carrying amount of the contractual service margin, giving rise to a loss (iii) The decreases in the fulfilment cash flows that causes reversal of loss component of an onerous group

F-49

•	the effect of any currency exchange differences arising on the contractual service margin

•
the amount recognized as insurance revenue because of the transfer of insurance contract services in the period, determined by the allocation of the contractual service margin remaining at the end of the reporting period (before any allocation) over the current and remaining coverage period

All adjustments to contractual service margins are measured, considering the present value of currency, which is currently measured, taking into account all financial variables that affect the fair value gains arising from the underlying items. When applying the variable fee approach, the changes in the fulfillment cash flows adjusting the contractual service margin is composed of changes in the Group’s share of the fair value of the underlying items and the changes in the fulfillment cash flows that do not vary based on returns on the underlying items. the changes in the fulfillment cash flows that do not vary based on returns on the underlying items are as follows:

•	changes in the effect of currency risk and the effect of financial risk not arising from underlying items, such as the impact of financial guarantees

•	experience adjustments arising from premiums received during the period related to future services

•	changes in estimated future cash flows of liability for remaining coverage

•	differences in the payment timing of investment components

•	changes in risk adjustment for non-financial risk related to future services
3.14.5.4 Reinsurance contract
The Group applies the same accounting policy for measuring reinsurance contracts as for measuring insurance contracts, except for the following.
The Group includes all effects of risks related to the reinsurer’s default (including effects from security and losses due to disputes) when measuring the reinsurance contract group. The Group remeasures the effects of the reinsurer’s default risk at the end of each reporting period and recognizes the changes in the effects of default risk in profit or loss. The Group calculates the risk adjustment for non-financial
risks to reflect the risks transferred to the reinsurer. Reinsurance contracts are not classified as onerous groups and do not recognize in profit or loss the expected outflows at the initial recognition, even if the fulfillment cash flows at initial recognition are outflows, considering the nature of reinsurance. However, if the net cost of purchasing reinsurance coverage is related to events that have occurred before the reinsurance contract is purchased, such costs are recognized as expenses immediately.
3.14.5.5 Insurance revenue
The Group recognizes insurance revenue as the amount the Group expects to be entitled in exchange for provision of services arising from group of insurance contracts. Total insurance revenue for group of contracts is the amount received in premiums for the contracts, adjusted for financial effects and excluding all investment elements.
The amount of contractual service margin recognized as insurance revenue during the reporting period is determined by allocating the unamortized contractual service margin at the end of the reporting period for each unit of coverage provided during the reporting period and expected to be provided in the future. The number of coverage units in a group of contracts is the quantity of insurance contract services provided from insurance contracts within the group, and is determined based on the number of benefits provided and the expected duration of coverage under each contract.
Insurance acquisition cash flows are systematically allocated over each reporting period, recognized in equal amounts of insurance revenue and insurance expenses.

F-50

Loss component is allocated systematically, and the total amount allocated to the loss component becomes zero by the end of the coverage period of group of contracts. The portion of the allocated loss component for the reporting period is excluded from recognition in both insurance revenue and insurance expenses.
3.14.5.6 Insurance finance income or expenses
Insurance finance income consists of changes in the carrying amount of the groups of insurance contracts and reinsurance contracts arising from the effect of the time value of money and financial risk. The Group decides whether to disaggregate insurance finance income or expenses for the period between profit or loss and other comprehensive income for each portfolio. Systematic allocation involves allocating the expected total insurance finance income or expenses over the duration of the group of contracts, and recognizing the portion attributed to the reporting period in profit or loss and the remaining portion in other comprehensive income.
For insurance contracts where changes in financial risk related assumptions significantly impact the amounts paid to policyholders, the Group uses a single discount rate to allocate the modified expected insurance finance income or expenses for the remaining coverage period of the group of contracts. Otherwise, the Group calculates insurance finance income or expenses using the discount rate determined at the date of initial recognition.
Insurance finance income or expenses arising from contractual service margin is systematically allocated using the discount rate determined at the date of initial recognition.
When the Group transfers insurance contracts to a third party or derecognize them due to changes in insurance contract terms, the accumulated other comprehensive income related to those insurance contracts is reclassified to profit or loss.
3.14.5.7 Reinsurance revenue and expenses
The Group recognizes separately the amounts recovered from reinsurers and the allocation of reinsurance premiums paid in reinsurance contracts. Changes in the carrying amount of reinsurance assets for remaining coverage resulting from the reinsurance services received are recognized as reinsurance expenses, while amounts recovered from reinsurers are recognized as reinsurance income.
3.14.6 Premium allocation approach
3.14.6.1 Underlying insurance
For general insurance and automobile insurance, if the coverage period of each contract within the group of contracts (including insurance contract services within the contract boundary) is less than one year or if the premium allocation approach is reasonably expected to measure the liability for remaining coverage for the group without significant differences from the application of the general model requirements, the premium allocation approach is applied to simplify the measurement of the group of insurance contracts.
The carrying amount of the liability for remaining coverage at the time of initial recognition of each group of contract is calculated by deducting the insurance acquisition cash flows allocated to the group of insurance at the acquisition date from the premium receipts at the time of initial recognition, and adding or subtracting the amount resulting from removing previously recognized assets or liabilities for cash flows related to the group of contract at the time of initial recognition.
Subsequently, the carrying amount of the liability for remaining coverage is calculated by adding the received premiums and the amortization of the insurance acquisition cash flows, and deducting the insurance acquisition cash flows and the amount recognized as insurance revenue for services provided. However, if the

F-
51

insurance acquisition cash flows recognized as expenses when it incurs those costs because the coverage period of each contract in the group at initial recognition is no more than one year, the insurance acquisition cash flow is not considered for calculating the liability for remaining coverage.
If at any time during the coverage period, facts and circumstances indicate that a group of insurance contracts is onerous, the difference between the carrying amount of the liability for remaining coverage and the current estimate of the fulfilment cash flows related is calculated, added to the liability for remaining coverage, and recognized as a loss in profit or loss.
The Group determines that the liability for remaining coverage subject to the insurance premium allocation approach do not have significant financial elements, and therefore does not adjust the carrying amount of the liability for remaining coverage for reflecting the effect of the time value of money and financial risk.
3.14.6.2 Reinsurance
The Group applies the same accounting policy for measuring reinsurance contracts applying the premium allocation approach (general reinsurance, automobile reinsurance, and long-term non-proportional
reinsurance) as for measuring insurance contracts with the exception of the following: The Group includes all effects of risks related to the reinsurer’s default (including effects from security and losses due to disputes) when measuring the reinsurance contract group. The Group remeasures the effects of the reinsurer’s default risk at the end of each reporting period and recognizes the changes in the effects of default risk in profit or loss. Reinsurance contracts are not classified as onerous groups and do not recognize in profit or loss the expected outflows at the initial recognition, even if the fulfillment cash flows at initial recognition are outflows, considering the nature of reinsurance. However, if the net cost of purchasing reinsurance coverage is related to events that have occurred before the reinsurance contract is purchased, such costs are recognized as expenses immediately.
3.14.7 Modification and derecognition
The Group derecognizes an insurance contract when the insurance contract is extinguished because of reasons such as obligation specified in the insurance contract having been expired, discharged or cancelled. Additionally, if the conditions of the contract have changed to such an extent that the accounting treatment of the contract would have been significantly different had the new conditions existed from the beginning, the Group derecognizes the existing contract and recognizes it as a new contract. If the change in contract conditions is not significant, the Group accounts for it as a change in the estimate of fulfillment cash flows.
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

F-
52

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
3.17.4 Compound financial instruments
A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is

F-5
3

extinguished by conversion or matured. Equi
ty component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, an
d it is not remeasured subsequently.
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

F-5
4

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

F-5
5

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

F-5
6

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

F-5
7

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

F-5
8

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
3.24 United States dollar amounts
The Group operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of ￦
1,291.0
to U.S. $
1.00
, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 2023. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

9

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
The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, and reputation risk are recognized as the Group’s significant risks and measured and managed according to regulatory capital and internal capital standards.
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

F-
60

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

F-
61

4.2.3 Maximum exposure to credit risk
The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Financial assets
Due from financial institutions measured at amortized cost *	￦	29,912,097	￦	27,579,279
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		69,469		79,811
Securities measured at fair value through profit or loss		65,899,397		72,658,432
Loans measured at fair value through profit or loss		493,562		183,726
Financial instruments indexed to the price of gold		90,006		93,743
Derivatives		9,446,580		6,157,628
Loans measured at amortized cost *		433,038,931		444,805,287
Financial investments:
Securities measured at fair value through other comprehensive income		76,648,353		78,926,437
Securities measured at amortized cost *		35,919,241		39,701,389
Loans measured at fair value through other comprehensive income		549,272		801,050
Other financial assets *		10,718,383		16,544,513

		662,785,291		687,531,295

Off-balance sheet items
Acceptances and guarantees contracts		12,425,753		13,763,222
Financial guarantee contracts		8,297,042		7,828,205
Commitments		188,295,902		203,906,179

		209,018,697		225,497,606

	￦	871,803,988	￦	913,028,901

*	After netting of allowance
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

F-
62

4.2.4.1 Credit risk exposure
Credit qualities of loans as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Loans measured at amortized cost*
Corporate
Grade 1	￦	134,819,382	￦	5,877,660	￦	3,372	￦	—	￦	140,700,414
Grade 2		65,653,118		8,585,346		4,480		—		74,242,944
Grade 3		4,054,714		3,221,267		14,694		—		7,290,675
Grade 4		570,671		922,748		34,298		—		1,527,717
Grade 5		11,909		419,058		1,959,706		—		2,390,673

		205,109,794		19,026,079		2,016,550		—		226,152,423

Retail
Grade 1		164,125,295		4,240,281		11,287		—		168,376,863
Grade 2		8,100,613		3,846,756		32,878		—		11,980,247
Grade 3		4,320,640		1,477,297		25,600		—		5,823,537
Grade 4		306,655		315,357		32,330		—		654,342
Grade 5		26,013		742,720		834,178		—		1,602,911

		176,879,216		10,622,411		936,273		—		188,437,900

Credit card
Grade 1		11,547,014		1,316,136		—		—		12,863,150
Grade 2		4,390,211		1,214,946		—		—		5,605,157
Grade 3		1,142,362		1,925,145		—		—		3,067,507
Grade 4		2,227		302,736		—		—		304,963
Grade 5		666		173,049		595,101		—		768,816

		17,082,480		4,932,012		595,101		—		22,609,593

		399,071,490		34,580,502		3,547,924		—		437,199,916

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		489,445		—		—		—		489,445
Grade 2		59,827		—		—		—		59,827
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		549,272		—		—		—		549,272

		549,272		—		—		—		549,272

	￦	399,620,762	￦	34,580,502	￦	3,547,924	￦	—	￦	437,749,188

F-6
3

	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Loans measured at amortized cost*
Corporate
Grade 1	￦	142,216,615	￦	6,765,165	￦	2,122	￦	—	￦	148,983,902
Grade 2		65,606,587		10,632,633		40,942		—		76,280,162
Grade 3		3,547,489		3,964,877		8,231		—		7,520,597
Grade 4		654,654		1,285,650		31,645		—		1,971,949
Grade 5		16,188		581,524		2,871,510		—		3,469,222

		212,041,533		23,229,849		2,954,450		—		238,225,832

Retail
Grade 1		165,579,777		4,147,682		11,945		—		169,739,404
Grade 2		7,133,302		3,664,451		30,019		—		10,827,772
Grade 3		4,941,476		1,614,245		26,804		—		6,582,525
Grade 4		258,300		375,964		24,908		—		659,172
Grade 5		42,561		776,597		1,064,258		—		1,883,416

		177,955,416		10,578,939		1,157,934		—		189,692,289

Credit card
Grade 1		10,776,164		253,905		—		—		11,030,069
Grade 2		5,854,931		936,657		—		—		6,791,588
Grade 3		1,645,099		1,416,715		—		—		3,061,814
Grade 4		7,827		431,083		—		—		438,910
Grade 5		2,432		229,439		795,719		—		1,027,590

		18,286,453		3,267,799		795,719		—		22,349,971

		408,283,402		37,076,587		4,908,103		—		450,268,092

Loans measured at fair value through other comprehensive income
Corporate
Grade 1		762,041		—		—		—		762,041
Grade 2		39,009		—		—		—		39,009
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		801,050		—		—		—		801,050

		801,050		—		—		—		801,050

	￦	409,084,452	￦	37,076,587	￦	4,908,103	￦	—	￦	451,069,142

*	Before netting of allowance

F-6
4

Credit qualities of loans graded according to internal credit ratings as of December 31, 2022 and 2023, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under
4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Guarantees	￦	100,429,157	￦	7,060,738	￦	301,688	￦	107,791,583
Deposits and savings		1,855,720		141,016		46,984		2,043,720
Property and equipment		14,648,523		1,002,291		180,103		15,830,917
Real estate		191,121,014		15,793,644		1,708,145		208,622,803

	￦	308,054,414	￦	23,997,689	￦	2,236,920	￦	334,289,023

	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Guarantees	￦	114,669,115	￦	7,639,754	￦	425,696	￦	122,734,565
Deposits and savings		2,461,434		129,853		15,176		2,606,463
Property and equipment		15,121,688		1,109,156		442,084		16,672,928
Real estate		196,412,901		19,374,276		2,893,235		218,680,412

	￦	328,665,138	￦	28,253,039	￦	3,776,191	￦	360,694,368

F-6
5

4.2.5 Credit risk of securities
Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Securities measured at amortized cost*
Grade 1	￦	34,211,405	￦	—	￦	—	￦	—	￦	34,211,405
Grade 2		1,713,414		—		—		—		1,713,414
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		35,924,819		—		—		—		35,924,819

Securities measured at fair value through other comprehensive income
Grade 1		70,830,502		—		—		—		70,830,502
Grade 2		5,669,442		53,861		—		—		5,723,303
Grade 3		66,797		9,169		—		—		75,966
Grade 4		13,942		4,640		—		—		18,582
Grade 5		—		—		—		—		—

		76,580,683		67,670		—		—		76,648,353

		￦112,505,502	￦	67,670	￦	—	￦	—	￦	112,573,172

	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Securities measured at amortized cost*
Grade 1	￦	35,812,502	￦	—	￦	—	￦	—	￦	35,812,502
Grade 2		3,907,307		—		—		—		3,907,307
Grade 3		852		—		—		—		852
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		39,720,661		—		—		—		39,720,661

Securities measured at fair value through other comprehensive income
Grade 1		72,574,183		—		—		—		72,574,183
Grade 2		6,326,108		—		—		—		6,326,108
Grade 3		26,146		—		—		—		26,146
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		78,926,437		—		—		—		78,926,437

	￦	118,647,098	￦	—	￦	—	￦	—	￦	118,647,098

*	Before netting of allowance

F-6
6

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2022 and 2023, are as follows:

	Domestic				Foreign
Credit quality	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A - to AA -	A- to AA-	A- to AA-	A- to AA-	BBB-to BBB+	BBB-to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB +	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB -	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB - or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under
Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.
4.2.6 Credit risk of due from financial institutions
Credit qualities of due from financial institutions as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Due from financial institutions measured at amortized cost*
Grade 1	￦	28,023,879	￦	—	￦	—	￦	—	￦	28,023,879
Grade 2		1,428,663		—		—		—		1,428,663
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		462,298		—		—		—		462,298

	￦	29,914,840	￦	—	￦	—	￦	—	￦	29,914,840

	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
	(In millions of Korean won)
Due from financial institutions measured at amortized cost*
Grade 1	￦	26,279,729	￦	—	￦	—	￦	—	￦	26,279,729
Grade 2		503,794		—		—		—		503,794
Grade 3		108,290		—		—		—		108,290
Grade 4		—		—		—		—		—
Grade 5		688,487		—		—		—		688,487

		￦27,580,300	￦	—	￦	—	￦	—	￦	27,580,300

*	Before netting of allowance
The classification criteria of the credit qualities of due from financial institutions as of December 31, 2022 and 2023, are the same as the criteria for securities other than equity securities.

F-6
7

4.2.7 Credit risk mitigation of derivative financial instruments
Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Deposits, savings, securities, and others	￦	2,966,923	￦	1,471,117
4.2.8 Credit risk concentration analysis
4.2.8.1 Classifications of loans by country as of December 31, 2022 and 2023, are as follows:

	December 31, 2022 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	183,102,083	￦	199,258,559	￦	22,562,372	￦	404,923,014	92.40	￦	(3,033,033)	￦	401,889,981
Europe		—		4,694,011		—		4,694,011	1.07		(25,696)		4,668,315
China		140,060		6,901,682		363		7,042,105	1.61		(39,025)		7,003,080
Japan		—		1,150,151		46		1,150,197	0.26		(1,755)		1,148,442
United States		—		5,130,629		—		5,130,629	1.17		(18,229)		5,112,400
Cambodia		2,610,472		3,768,170		—		6,378,642	1.46		(73,723)		6,304,919
Indonesia		1,735,571		2,896,037		43,023		4,674,631	1.07		(795,309)		3,879,322
Others		849,713		3,396,018		3,789		4,249,520	0.96		(174,213)		4,075,307

	￦	188,437,899	￦	227,195,257	￦	22,609,593	￦	438,242,749	100.00	￦	(4,160,983)	￦	434,081,766

	December 31, 2023 *
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
	(In millions of Korean won)
Korea	￦	184,016,939	￦	210,306,079	￦	22,304,522	￦	416,627,540	92.33	￦	(4,013,937)	￦	412,613,603
Europe		—		4,611,356		—		4,611,356	1.02		(29,267)		4,582,089
China		73,105		7,048,870		537		7,122,512	1.58		(37,624)		7,084,888
Japan		—		912,224		92		912,316	0.20		(2,072)		910,244
United States		—		5,985,577		—		5,985,577	1.33		(168,487)		5,817,090
Cambodia		3,466,607		3,931,738		1,097		7,399,442	1.64		(243,544)		7,155,898
Indonesia		1,474,419		3,216,033		38,198		4,728,650	1.05		(765,195)		3,963,455
Others		661,219		3,198,731		5,525		3,865,475	0.85		(202,679)		3,662,796

	￦	189,692,289	￦	239,210,608	￦	22,349,971	￦	451,252,868	100.00	￦	(5,462,805)	￦	445,790,063

*	Amount includes loans measured at fair value through profit or loss, other comprehensive income, and amortized cost.

F-6
8

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	23,832,403	10.49	￦	(52,250)	￦	23,780,153
Manufacturing		53,293,160	23.46		(575,186)		52,717,974
Service		98,549,099	43.38		(479,709)		98,069,390
Wholesale and retail		29,712,579	13.08		(352,208)		29,360,371
Construction		6,906,750	3.04		(228,782)		6,677,968
Public sector		1,940,133	0.85		(84,436)		1,855,697
Others		12,961,133	5.70		(213,205)		12,747,928

	￦	227,195,257	100.00	￦	(1,985,776)	￦	225,209,481

	December 31, 2023
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Financial institutions	￦	25,194,810	10.53	￦	(147,964)	￦	25,046,846
Manufacturing		51,666,785	21.60		(619,644)		51,047,141
Service		106,907,060	44.69		(1,247,642)		105,659,418
Wholesale and retail		29,904,053	12.50		(502,211)		29,401,842
Construction		7,047,906	2.95		(280,598)		6,767,308
Public sector		2,259,364	0.94		(83,029)		2,176,335
Others		16,230,630	6.79		(276,811)		15,953,819

	￦	239,210,608	100.00	￦	(3,157,899)	￦	236,052,709

4.2.8.3 Classifications of retail loans and credit card receivables as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing loan	￦	94,767,212	44.90	￦	(163,348)	￦	94,603,864
General loan		93,670,687	44.38		(1,174,018)		92,496,669
Credit card		22,609,593	10.72		(837,842)		21,771,751

	￦	211,047,492	100.00	￦	(2,175,208)	￦	208,872,284

	December 31, 2023
	Loans		%	Allowances		Carrying amount
	(In millions of Korean won)
Housing loan	￦	97,142,065	45.81	￦	(227,758)	￦	96,914,307
General loan		92,550,224	43.65		(1,141,322)		91,408,902
Credit card		22,349,971	10.54		(935,826)		21,414,145

	￦	212,042,260	100.00	￦	(2,304,906)	￦	209,737,354

9

4.2.8.4 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Finance and insurance	￦	29,914,840	100.00	￦	(2,743)	￦	29,912,097

		29,914,840	100.00		(2,743)		29,912,097

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		69,469	100.00		—		69,469

		69,469	100.00		—		69,469

Securities measured at fair value through profit or loss
Government and government funded institutions		16,556,811	25.12		—		16,556,811
Finance and insurance		37,674,363	57.17		—		37,674,363
Others		11,668,223	17.71		—		11,668,223

		65,899,397	100.00		—		65,899,397

Derivative financial assets
Government and government funded institutions		58,060	0.61		—		58,060
Finance and insurance		8,988,025	95.15		—		8,988,025
Others		400,495	4.24		—		400,495

		9,446,580	100.00		—		9,446,580

Securities measured at fair value through other comprehensive income
Government and government funded institutions		41,566,376	54.23		—		41,566,376
Finance and insurance		22,463,066	29.31		—		22,463,066
Others		12,618,911	16.46		—		12,618,911

		76,648,353	100.00		—		76,648,353

Securities measured at amortized cost
Government and government funded institutions		16,984,957	47.28		(3)		16,984,954
Finance and insurance		18,368,966	51.13		(5,212)		18,363,754
Others		570,896	1.59		(363)		570,533

		35,924,819	100.00		(5,578)		35,919,241

	￦	217,903,458		￦	(8,321)	￦	217,895,137

F-7
0

	December 31, 2023
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Finance and insurance	￦	27,580,300	100.00	￦	(1,021)	￦	27,579,279

		27,580,300	100.00		(1,021)		27,579,279

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		79,811	100.00		—		79,811

		79,811	100.00		—		79,811

Securities measured at fair value through profit or loss
Government and government funded institutions		21,022,824	28.94		—		21,022,824
Finance and insurance		37,426,249	51.51		—		37,426,249
Others		14,209,359	19.55		—		14,209,359

		72,658,432	100.00		—		72,658,432

Derivative financial assets
Government and government funded institutions		52,508	0.85		—		52,508
Finance and insurance		5,785,110	93.95		—		5,785,110
Others		320,010	5.20		—		320,010

		6,157,628	100.00		—		6,157,628

Securities measured at fair value through other comprehensive income
Government and government funded institutions		44,790,264	56.75		—		44,790,264
Finance and insurance		21,546,428	27.30		—		21,546,428
Others		12,589,745	15.95		—		12,589,745

		78,926,437	100.00		—		78,926,437

Securities measured at amortized cost
Government and government funded institutions		16,391,846	41.27		(655)		16,391,191
Finance and insurance		22,960,878	57.80		(17,965)		22,942,913
Others		367,937	0.93		(652)		367,285

		39,720,661	100.00		(19,272)		39,701,389

	￦	225,123,269		￦	(20,293)	￦	225,102,976

F-
71

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Korea	￦	22,156,154	74.06	￦	(484)	￦	22,155,670
United States		2,267,982	7.58		(28)		2,267,954
Others		5,490,704	18.36		(2,231)		5,488,473

		29,914,840	100.00		(2,743)		29,912,097

Due from financial institutions measured at fair value through profit or loss
Korea		69,469	100.00		—		69,469

		69,469	100.00		—		69,469

Securities measured at fair value through profit or loss
Korea		60,061,811	91.14		—		60,061,811
United States		3,227,851	4.90		—		3,227,851
Others		2,609,735	3.96		—		2,609,735

		65,899,397	100.00		—		65,899,397

Derivative financial assets
Korea		4,831,012	51.14		—		4,831,012
United States		1,351,969	14.31		—		1,351,969
France		1,281,270	13.56		—		1,281,270
Singapore		212,710	2.25		—		212,710
Japan		435,592	4.61		—		435,592
Others		1,334,027	14.13		—		1,334,027

		9,446,580	100.00		—		9,446,580

Securities measured at fair value through other comprehensive income
Korea		70,803,558	92.37		—		70,803,558
United States		2,419,242	3.17		—		2,419,242
Others		3,425,553	4.46		—		3,425,553

		76,648,353	100.00		—		76,648,353

Securities measured at amortized cost
Korea		30,551,452	85.04		(3,886)		30,547,566
United States		2,880,918	8.02		(949)		2,879,969
Others		2,492,449	6.94		(743)		2,491,706

		35,924,819	100		(5,578)		35,919,241

	￦	217,903,458		￦	(8,321)	￦	217,895,137

F-
72

	December 31, 2023
	Amount		%	Allowances		Carrying amount
	(In millions of Korean won)
Due from financial institutions measured at amortized cost
Korea	￦	19,763,609	71.65	￦	(229)	￦	19,763,380
United States		3,021,300	10.95		(88)		3,021,212
Others		4,795,391	17.40		(704)		4,794,687

		27,580,300	100.00		(1,021)		27,579,279

Due from financial institutions measured at fair value through profit or loss
Korea		79,811	100.00		—		79,811

		79,811	100.00		—		79,811

Securities measured at fair value through profit or loss
Korea		65,460,878	90.09		—		65,460,878
United States		3,260,968	4.49		—		3,260,968
Others		3,936,586	5.42		—		3,936,586

		72,658,432	100.00		—		72,658,432

Derivative financial assets
Korea		2,931,376	47.61		—		2,931,376
United States		1,008,296	16.37		—		1,008,296
France		863,376	14.02		—		863,376
Singapore		141,696	2.30		—		141,696
Japan		326,585	5.30		—		326,585
Others		886,299	14.40		—		886,299

		6,157,628	100.00		—		6,157,628

Securities measured at fair value through other comprehensive income
Korea		73,226,955	92.78		—		73,226,955
United States		2,354,107	2.99		—		2,354,107
Others		3,345,375	4.23		—		3,345,375

		78,926,437	100.00		—		78,926,437

Securities measured at amortized cost
Korea		35,344,575	88.99		(14,648)		35,329,927
United States		1,159,699	2.92		(1,070)		1,158,629
Others		3,216,387	8.09		(3,554)		3,212,833

		39,720,661	100.00		(19,272)		39,701,389

	￦	225,123,269		￦	(20,293)	￦	225,102,976

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

F-7
3

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
The Group calculates and manages cumulative liquidity gap, liquidity ratio and others for all transactions and off-balance transactions related to liquidity, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.
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

F-7
4

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss 1	￦	2,193,210	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,193,210
Financial liabilities designated at fair value through profit or loss 1		10,078,394		—		—		—		—		—		10,078,394
Derivatives held for trading 1		9,209,537		—		—		—		—		—		9,209,537
Derivatives held for hedging 2		—		11,106		8,886		39,174		221,551		3,502		284,219
Deposits 3		175,530,178		29,911,835		45,245,496		131,765,097		17,979,299		1,129,024		401,560,929
Borrowings		7,831,474		23,821,330		7,676,952		19,120,861		12,839,302		1,159,432		72,449,351
Debentures		11,117		4,011,679		8,353,663		20,995,587		33,216,320		6,485,136		73,073,502
Lease liabilities		164		28,079		45,200		171,449		376,159		2,839		623,890
Other financial liabilities		179,241		17,938,781		368,218		447,898		907,643		428,310		20,270,091

	￦	205,033,315	￦	75,722,810	￦	61,698,415	￦	172,540,066	￦	65,540,274	￦	9,208,243	￦	589,743,123

Off-balance sheet items
Commitments 4	￦	188,295,902	￦	—	￦	—	￦	—	￦	—	￦	—	￦	188,295,902
Acceptances and guarantees contracts		12,425,753		—		—		—		—		—		12,425,753
Financial guarantee contracts 5		8,297,042		—		—		—		—		—		8,297,042

	￦	209,018,697	￦	—	￦	—	￦	—	￦	—	￦	—	￦	209,018,697

	December 31, 2023
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss 1	￦	2,953,472	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,953,472
Financial liabilities designated at fair value through profit or loss 1		7,966,963		—		—		—		—		—		7,966,963
Derivatives held for trading 1		5,966,512		—		—		—		—		—		5,966,512
Derivatives held for hedging 2		7,856		11,887		16,968		48,476		50,888		(4,255)		131,820
Deposits 3		175,103,423		35,688,530		55,092,937		131,347,718		17,325,661		1,764,854		416,323,123
Borrowings		10,729,326		18,654,410		6,594,666		21,356,372		12,432,385		1,195,946		70,963,105
Debentures		10,077		3,843,626		5,556,957		21,137,247		37,653,013		5,727,779		73,928,699
Lease liabilities		243		27,478		43,005		172,528		366,002		34,804		644,060
Other financial liabilities		875,267		25,693,343		166,001		331,289		1,128,101		264,861		28,458,862

	￦	203,613,139	￦	83,919,274	￦	67,470,534	￦	174,393,630	￦	68,956,050	￦	8,983,989	￦	607,336,616

Off-balance sheet items
Commitments 4	￦	203,906,179	￦	—	￦	—	￦	—	￦	—	￦	—	￦	203,906,179
Acceptances and guarantees contracts		13,763,222		—		—		—		—		—		13,763,222
Financial guarantee contracts 5		7,828,205		—		—		—		—		—		7,828,205

	￦	225,497,606	￦	—	￦	—	￦	—	￦	—	￦	—	￦	225,497,606

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

F-7
5

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Cash flow to be received (paid) of net-settled derivatives	￦	1,534	￦	10,994	￦	25,749	￦	119,179	￦	3,526	￦	160,982
Cash flow to be received of gross-settled derivatives		10,932		30,311		1,003,755		2,894,502		—		3,939,500
Cash flow to be paid of gross-settled derivatives		(10,357)		(54,794)		(1,007,950)		(2,255,613)		—		(3,328,714)

	December 31, 2023
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
	(In millions of Korean won)
Cash flow to be received (paid) of net-settled derivatives	￦	1,605	￦	9,596	￦	28,260	￦	76,704	￦	802	￦	116,967
Cash flow to be received of gross-settled derivatives		35,052		86,391		331,383		2,723,781		—		3,176,607
Cash flow to be paid of gross-settled derivatives		(35,871)		(92,640)		(488,194)		(3,272,506)		—		(3,889,211)
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
4.4.2 Risk management
The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions. The entire process is carried out through consultation with the Risk Management Council and approval by the Risk Management Committee of the Group. However, insurance companies that are engaged in the insurance business are not subject to these guidelines and are monitored by setting internal capital limits for market risk and interest rate risk based on K-ICS.
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

F-7
6

Kookmin Bank’s Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and Asset Liability Management (“ALM”) operation policies and enacts and revises relevant guidelines. The Risk Management Committee and the Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and revise ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the ALM department, and reports related matters to the management independently.
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
4.4.3.2 Observation method of market risk arising from trading positions
From January 2023, Subsidiaries of the Group use the Basel III standardized approach to measure market risk and manage it at the portfolio level (Prior to January 2023, Basel II standardized approach or Basel II internal models such as VaR). In addition, the Group controls and manages the risk of derivative financial instrument transactions in accordance with the Financial Supervisory Service regulations and guidelines.

F-7
7

4.4.3.3 Basel III standardized approach
Market risk regulatory capital is calculated as the sum of (a) sensitivities-based risk, (b) default risk, and (c) residual risk according to the Basel III standardized approach introduced in January 2023.
(a) Sensitivities-based risk, which is the basis of the Basel III standardized approach for market risk, calculates the expected loss for each risk factor by applying the risk weights and correlation parameter specified by the Basel Committee and summing them.
(b) Default risk is the risk from default of issuer of securities and derivatives and is calculated by applying risk weights based on the issuer’s credit rating and other factors.
(c) Residual risk is the risk imposed on atypical underlying instruments and is calculated by applying a certain percentage specified by the Basel Committee to the par value.
(Basel III standardized approach definitions by risk type)

Sensitivities-based risk	Interest rate risk group	GIRR	The risk associated with risk-free interest rates (typically OIS rates) defined by currency and maturity.

		CSR	The risk associated with the issuer’s interest rate credit spread, defined by creditworthiness and sector.

	Equity risk group		The risk factors associated with equity, defined by market capitalization, economic conditions, and sector

	Foreign exchange risk group		The risk factors associated with exchange rate, defined by currency pairs

	Commodity risk group		The risk factors associated with commodities, defined by commodity types.

Default risk			Issuer default risk in securities (bonds, etc.) and derivatives.

Residual risk			Additional risks imposed on non-standard underlying asset products, etc.

F-7
8

Required equity capital of subsidiaries according to Basel II standardized approach for the year ended December 31, 2022 and according to Basel III standardized approach for the year ended December 31, 2023 are as follows:
Kookmin Bank

	2022
	Average		Minimum		Maximum		Dec. 31, 2022

	(In millions of Korean won)
Interest rate risk	￦	34,923	￦	16,541	￦	64,356	￦	47,093
Stock price risk		8,606		5,142		11,061		9,407
Currency risk		24,054		14,428		41,815		41,189
Diversification effect								(5,140)

Total VaR	￦	49,701	￦	22,144	￦	99,436	￦	92,549

2023
Sensitivities- based risk		Default risk		Residual risk		Dec. 31, 2023

(In millions of Korean won)
￦	479,174	￦	85,375	￦	862	￦	565,411
Meanwhile, required equity capital for the positions which are measured according to Basel II standardized approach, and not measured by VaR as of December 31, 2022 are as follows:

2022
Interest rate risk		Stock price risk		Currency risk		Dec. 31, 2022

(In millions of Korean won)
￦	18,545	￦	4,686	￦	70,757	￦	93,988
KB Securities Co., Ltd.

2022
Interest rate risk		Stock price risk		Currency risk		Finance instruments risk		Dec. 31, 2022
(In millions of Korean won)
￦	755,379	￦	171,592	￦	34,109	￦	41	￦	961,121

2023
Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2023
(In millions of Korean won)
￦	736,052	￦	307,681	￦	7,454	￦	1,051,187
KB Kookmin Card Co., Ltd.

2022
Interest rate risk		Stock price risk		Currency risk		Finance instruments risk		Dec. 31, 2022
(In millions of Korean won)
￦	—	￦	—	￦	21,341	￦	—	￦	21,341

2023
Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2023
(In millions of Korean won)
￦	43,029	￦	—	￦	—	￦	43,029

9

KB Asset Management Co., Ltd.

2022
Interest rate risk		Stock price risk		Currency risk		Finance instruments risk		Dec. 31, 2022
(In millions of Korean won)
￦	—	￦	—	￦	2,455	￦	—	￦	2,455

2023
Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2023
(In millions of Korean won)
￦	3,658	￦	—	￦	—	￦	3,658
KB Capital Co., Ltd.

2022
Interest rate risk		Stock price risk		Currency risk		Finance instruments risk		Dec. 31, 2022
(In millions of Korean won)
￦	—	￦	—	￦	2,045	￦	—	￦	2,045

2023
Sensitivities- based risk		Default risk		Residual risk		Dec. 31, 2023
(In millions of Korean won)
￦	11,127	￦	—	￦	—	￦	11,127
KB Investment Co., Ltd.

2022
Interest rate risk		Stock price risk		Currency risk		Finance instruments risk		Dec. 31, 2022
(In millions of Korean won)
￦	—	￦	8,438	￦	21,727	￦	—	￦	30,165

2023
Sensitivities- based risk		Default risk		Residual risk		Dec. 31, 2023
(In millions of Korean won)
￦	74,408	￦	7,135	￦	—	￦	81,543
KB Data System Co., Ltd.

2022
Interest rate risk		Stock price risk		Currency risk		Finance instruments risk		Dec. 31, 2022
(In millions of Korean won)
￦	—	￦	—	￦	155	￦	—	￦	155

2023
Sensitivities- based risk		Default risk		Residual risk		Dec. 31, 2023
(In millions of Korean won)
￦	325	￦	—	￦	—	￦	325

F-
80

4.4.3.4 Details of risk factors
(a) Interest rate risk
Interest rate risk for trading positions usually arises from debt securities. The Group’s trading strategy is to gain short-term trading gains from interest rate fluctuations. The Group manages interest rate risk associated with trading portfolios using sensitivity analysis (Price Value of a Basis Point: PVBP).
(b) Stock price risk
Stock price risk usually arises from the portfolio of trading stocks. The portfolio of trading stocks consists of stocks listed on the exchange and derivatives linked to stocks, collective investment securities and others.
(c) Currency risk
Currency risk arises from holding assets and liabilities which are denominated in foreign currency, and currency-related derivatives. Most of the net foreign currency exposures occur in the US dollars, the Chinese Yuan and the Indonesian Rupiah.
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

F-8
1

•	Scenario 5 : Short rates shock up

•	Scenario 6 : Short rates shock down
(e) Key modeling assumptions used to measure interest rate risk for internal management purposes
The Group measures unfavorable changes in economic value resulting from changes in interest rates, following the interest rate risk calculation standards set by the Financial Supervisory Service.
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

F-
82

4.4.4.2 Quantitative disclosure
The average repricing maturity of
non-maturity
deposits is 2.5 years for core deposits, 1 day for
non-core
deposits, and the longest repricing maturity is five years.
(a) Kookmin Bank
ΔEVE is calculated by applying six interest rate shock and stress scenarios, and ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2022 and 2023, are as follows:

	December 31, 2022				December 31, 2023
	Changes in the economic value of equity capital Δ EVE		Changes in net interest income Δ NII		Changes in the economic value of equity capital Δ EVE		Changes in net interest income Δ NII

	(In millions of Korean won)
Scenario 1 (Parallel shock up)	￦	165,634	￦	162,959	￦	1,211,285	￦	494,957
Scenario 2 (Parallel shock down)		290,330		—		—		—
Scenario 3 (Short rates down, long rates up)		266,737				338,439
Scenario 4 (Short rates up, long rates down)		268,261				620,553
Scenario 5 (Short rates shock up)		288,737				901,087
Scenario 6 (Short rates shock down)		132,998				90,869
Maximum out of six scenarios		290,330		162,959		1,211,285		494,957
Basic capital		30,963,124				33,478,665
(b)
Non-bank
subsidiaries
ΔEVE is maximum out of six interest rate shock and stress scenarios, and ΔNII is maximum of parallel shock up and parallel shock down scenarios. Results as of December 31, 2022 and 2023, are as follows:

	December 31, 2022				December 31, 2023
	Δ EVE		Δ NII		Δ EVE		Δ NII

	(In millions of Korean won)
KB Securities Co., Ltd.	￦	37,498	￦	242,200	￦	38,694	￦	419,121
KB Kookmin Card Co., Ltd.		96,282		244,602		42,562		221,049
KB Capital Co., Ltd.		126,535		50,800		206,305		40,167
KB Savings Bank Co., Ltd.		5,320		14,976		14,855		156

F-8
3

4.4.5 Financial assets and liabilities denominated in foreign currencies
Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	USD		JPY		EUR		GBP		CNY		Others		Total

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	6,353,315	￦	461,826	￦	456,888	￦	97,502	￦	645,271	￦	2,324,691	￦	10,339,493
Financial assets at fair value through profit or loss		7,323,969		2,443		595,384		59,263		7,110		330,779		8,318,948
Derivatives held for trading		636,456		159		10,412		10		19,053		167,796		833,886
Derivatives held for hedging		274,662		—		382		—		—		35,149		310,193
Loans measured at amortized cost		32,980,619		683,705		2,813,855		755,912		1,944,500		6,596,283		45,774,874
Financial assets at fair value through other comprehensive income		6,521,435		—		236,352		5,677		556,052		1,012,665		8,332,181
Financial assets at amortized cost		4,196,436		—		—		37,816		60,013		1,051,467		5,345,732
Other financial assets		1,806,272		292,703		360,120		25,046		97,916		360,277		2,942,334

	￦	60,093,164	￦	1,440,836	￦	4,473,393	￦	981,226	￦	3,329,915	￦	11,879,107	￦	82,197,641

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,143,413	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,143,413
Derivatives held for trading		893,781		9,016		81,119		17,072		6,868		264,833		1,272,689
Derivatives held for hedging		161,785		—		—		—		—		202		161,987
Deposits		25,706,363		1,339,119		1,429,567		344,824		2,307,068		5,238,485		36,365,426
Borrowings		19,700,038		458,856		446,968		588,324		266,727		2,442,313		23,903,226
Debentures		7,771,068		—		2,041,517		—		36,288		975,891		10,824,764
Other financial liabilities		3,540,468		266,505		188,435		14,321		101,048		429,577		4,540,354

	￦	58,916,916	￦	2,073,496	￦	4,187,606	￦	964,541	￦	2,717,999	￦	9,351,301	￦	78,211,859

	December 31, 2023
	USD		JPY		EUR		GBP		CNY		Others		Total

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	6,651,597	￦	579,744	￦	363,520	￦	52,992	￦	408,390	￦	1,644,720	￦	9,700,963
Financial assets at fair value through profit or loss		7,594,682		2,320		699,951		119,801		1,799		348,919		8,767,472
Derivatives held for trading		399,244		374		22,395		4,012		1,173		52,026		479,224
Derivatives held for hedging		166,801		—		225		4		—		4,313		171,343
Loans measured at amortized cost		32,119,823		785,006		2,866,108		979,163		1,648,885		7,093,058		45,492,043
Financial assets at fair value through other comprehensive income		6,076,271		—		288,852		4,591		654,436		1,063,371		8,087,521
Financial assets at amortized cost		2,730,263		—		41,406		199,589		32,579		1,850,922		4,854,759
Other financial assets		3,395,714		100,822		85,263		36,929		515,278		630,366		4,764,372

	￦	59,134,395	￦	1,468,266	￦	4,367,720	￦	1,397,081	￦	3,262,540	￦	12,687,695	￦	82,317,697

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,123,670	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,123,670
Derivatives held for trading		735,627		4,566		45,359		108		11		206,546		992,217
Derivatives held for hedging		154,120		—		1,246		252		—		2,314		157,932
Deposits		25,777,256		1,763,971		1,822,443		761,371		1,787,865		4,200,321		36,113,227
Borrowings		15,895,866		743,356		944,944		314,177		506,248		2,726,591		21,131,182
Debentures		8,412,413		—		2,959,534		—		—		1,008,961		12,380,908
Other financial liabilities		4,773,601		91,519		840,629		8,995		545,722		119,055		6,379,521

	￦	56,872,553	￦	2,603,412	￦	6,614,155	￦	1,084,903	￦	2,839,846	￦	8,263,788	￦	78,278,657

F-8
4

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
4.6 Capital Management
The Group complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013. According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 8.0%, Tier 1 Capital ratio of 9.5%, and Total Capital ratio of 11.5%) as of December 31, 2023.
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

F-8
5

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
Details of the Group’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023

	(In millions of Korean won)
Total Capital:	￦	48,969,952	￦	53,743,658
Tier 1 Capital		45,032,020		49,390,274
Common Equity Tier 1 Capital		40,103,660		43,663,753
Additional Tier 1 Capital		4,928,360		5,726,521
Tier 2 Capital		3,937,932		4,353,384
Risk-Weighted Assets:		302,983,943		321,318,905
Total Capital ratio (%):		16.16		16.73
Tier 1 Capital ratio (%)		14.86		15.37
Common Equity Tier 1 Capital ratio (%)		13.24		13.59
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

F-8
6

Financial information by business segment as of and for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total

	(In millions of Korean won)
Net operating revenues (expenses) from external customers	￦	4,994,409	￦	4,472,888	￦	(188,422)	￦	9,278,875	￦	1,124,822	￦	737,135	￦	1,785,413	￦	(59,645)	￦	914,004	￦	—	￦	13,780,604
Intersegment net operating revenues (expenses)		3,659		—		371,576		375,235		(36,806)		(60,610)		(154,740)		(22,761)		204,208		(304,526)		—

	￦	4,998,068	￦	4,472,888	￦	183,154	￦	9,654,110	￦	1,088,016	￦	676,525	￦	1,630,673	￦	(82,406)	￦	1,118,212	￦	(304,526)	￦	13,780,604

Net interest income (expenses)	￦	4,720,718	￦	3,936,872	￦	633,431	￦	9,291,021	￦	538,275	￦	(77,278)	￦	1,474,209	￦	(271,951)	￦	559,468	￦	1,581	￦	11,515,325
Interest income		7,831,383		5,763,852		1,763,466		15,358,701		1,156,586		709,224		1,983,828		573,663		1,064,529		(58,954)		20,787,577
Interest expense		(3,110,665)		(1,826,980)		(1,130,035)		(6,067,680)		(618,311)		(786,502)		(509,619)		(845,614)		(505,061)		60,535		(9,272,252)
Net fee and commission income (expenses)		385,884		261,350		449,374		1,096,608		784,748		(26,396)		519,502		(2,003)		1,145,308		(2,865)		3,514,902
Fee and commission income		546,634		415,858		567,666		1,530,158		979,215		23,282		1,617,446		7,270		1,301,764		(333,205)		5,125,930
Fee and commission expense		(160,750)		(154,508)		(118,292)		(433,550)		(194,467)		(49,678)		(1,097,944)		(9,273)		(156,456)		330,340		(1,611,028)
Net Insurance income (expenses)		—		—		—		—		—		990,971		10,593		309,316		—		211		1,311,091
Insurance income		—		—		—		—		—		9,271,948		19,702		817,486		—		(36,646)		10,072,490
Insurance expense		—		—		—		—		—		(8,280,977)		(9,109)		(508,170)		—		36,857		(8,761,399)
Net gains (losses) on financial instruments at fair value through profit or loss		73,680		—		136,901		210,581		(210,589)		(133,456)		1,725		(887,876)		21,844		(142,047)		(1,139,818)
Net other insurance finance expense		—		—		—		—		—		4,411		—		836,816		—		—		841,227
Net other operating income (expenses)		(182,214)		274,666		(1,036,552)		(944,100)		(24,418)		(81,727)		(375,356)		(66,708)		(608,408)		(161,406)		(2,262,123)
General and administrative expenses	￦	(1,972,147)	￦	(2,092,770)	￦	(633,034)	￦	(4,697,951)	￦	(822,409)	￦	(134,380)	￦	(597,159)	￦	(45,892)	￦	(466,509)	￦	120,646	￦	(6,643,654)
Operating income (expenses) before provision for credit losses		3,025,921		2,380,118		(449,880)		4,956,159		265,607		542,145		1,033,514		(128,298)		651,703		(183,880)		7,136,950
Reversal (provision) of credit losses		(778,260)		(281,868)		(61,042)		(1,121,170)		(28,425)		(17,978)		(500,453)		1,392		(178,173)		(2,968)		(1,847,775)
Net operating income (expenses)		2,247,661		2,098,250		(510,922)		3,834,989		237,182		524,167		533,061		(126,906)		473,530		(186,848)		5,289,175
Share of profit (loss) of associates and joint ventures		—		—		12,666		12,666		3,039		1,104		1,582		—		(7,965)		(39,181)		(28,755)
Net other non-operating income (expenses)		(13,317)		—		(24,548)		(37,865)		12,994		190,466		(7,197)		3,213		(4,717)		32,430		189,324
Segment profit (loss) before income tax expense		2,234,344		2,098,250		(522,804)		3,809,790		253,215		715,737		527,446		(123,693)		460,848		(193,599)		5,449,744
Income tax benefit (expense)		(732,211)		(522,478)		173,206		(1,081,483)		(64,300)		(158,169)		(144,443)		40,315		(113,458)		3,195		(1,518,343)

Profit (loss) for the year	￦	1,502,133	￦	1,575,772	￦	(349,598)	￦	2,728,307	￦	188,915	￦	557,568	￦	383,003	￦	(83,378)	￦	347,390	￦	(190,404)	￦	3,931,401

Profit (loss) attributable to shareholders of the Parent Company	￦	1,505,240		1,575,772	￦	(84,997)	￦	2,996,015	￦	187,784	￦	557,219	￦	378,592	￦	(83,378)	￦	343,859	￦	(227,099)	￦	4,152,992
Profit (loss) attributable to non-controlling interests		(3,107)		—		(264,601)		(267,708)		1,131		349		4,411		—		3,531		36,695		(221,591)
Total assets*		211,989,036		165,273,848		140,506,628		517,769,512		53,824,245		34,743,259		29,721,017		29,989,683		60,219,661		(37,602,551)		688,664,826
Total liabilities*		205,382,625		191,786,626		86,877,002		484,046,253		47,946,933		29,017,685		24,998,214		26,172,406		25,973,897		(3,598,363)		634,557,025

F-8
7

	2023
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total

	(In millions of Korean won)
Net operating revenues (expenses) from external customers	￦	5,640,663	￦	4,443,943	￦	30,910	￦	10,115,516	￦	1,667,041	￦	1,173,901	￦	2,026,032	￦	187,650	￦	1,058,994	￦	—	￦	16,229,134
Intersegment net operating revenues (expenses)		116,967		—		225,401		342,368		52,940		(17,993)		(147,290)		16,209		348,113		(594,347)		—

	￦	5,757,630	￦	4,443,943	￦	256,311	￦	10,457,884	￦	1,719,981	￦	1,155,908	￦	1,878,742	￦	203,859	￦	1,407,107	￦	(594,347)	￦	16,229,134

Net interest income (expenses)	￦	5,645,899	￦	3,397,242	￦	826,926	￦	9,870,067	￦	614,140	￦	(166,932)	￦	1,639,486	￦	(298,507)	￦	659,052	￦	(175,589)	￦	12,141,717
Interest income		11,687,624		7,723,196		2,936,303		22,347,123		1,763,009		811,572		2,343,014		582,241		1,407,564		(109,444)		29,145,079
Interest expense		(6,041,725)		(4,325,954)		(2,109,377)		(12,477,056)		(1,148,869)		(978,504)		(703,528)		(880,748)		(748,512)		(66,145)		(17,003,362)
Net fee and commission income (expenses)		427,004		252,118		489,161		1,168,283		742,613		(34,468)		613,721		(7,636)		1,213,154		(22,143)		3,673,524
Fee and commission income		612,643		403,042		587,135		1,602,820		981,954		20,658		1,740,517		5,478		1,364,830		(348,183)		5,368,074
Fee and commission expense		(185,639)		(150,924)		(97,974)		(434,537)		(239,341)		(55,126)		(1,126,796)		(13,114)		(151,676)		326,040		(1,694,550)
Net insurance income (expenses)		—		—		—		—		—		961,338		9,539		421,902		—		30,173		1,422,952
Insurance income		—		—		—		—		—		10,088,869		19,000		907,002		—		(36,063)		10,978,808
Insurance expense		—		—		—		—		—		(9,127,531)		(9,461)		(485,100)		—		66,236		(9,555,856)
Net gains (losses) on financial instruments at fair value through profit or loss		(6,449)		—		766,434		759,985		356,837		454,729		6,915		658,530		283,591		(357,522)		2,163,065
Net other insurance finance expense		—		—		—		—		—		(25,841)		—		(433,294)		—		—		(459,135)
Net other operating income (expenses)		(308,824)		794,583		(1,826,210)		(1,340,451)		6,391		(32,918)		(390,919)		(137,136)		(748,690)		(69,266)		(2,712,989)
General and administrative expenses	￦	(1,959,016)	￦	(1,952,434)	￦	(610,316)	￦	(4,521,766)	￦	(903,329)	￦	(142,165)	￦	(624,628)	￦	(99,663)	￦	(483,366)	￦	127,511	￦	(6,647,406)
Operating income (expenses) before provision for credit losses		3,798,614		2,491,509		(354,005)		5,936,118		816,652		1,013,743		1,254,114		104,196		923,741		(466,836)		9,581,728
Reversal (provision) of credit losses		(1,563,255)		(92,464)		47,591		(1,608,128)		(144,016)		(13,988)		(826,922)		(2,190)		(554,176)		3,011		(3,146,409)
Net operating income (expenses)		2,235,359		2,399,045		(306,414)		4,327,990		672,636		999,755		427,192		102,006		369,565		(463,825)		6,435,319
Share of profit (loss) of associates and joint ventures		—		—		117		117		2,898		2,440		1,049		(135)		11,386		15,355		33,110
Net other non-operating income (expenses)		(14,754)		—		(83,576)		(98,330)		(190,199)		15,235		44,310		4,700		(11,162)		(62,534)		(297,980)
Segment profit (loss) before income tax expense		2,220,605		2,399,045		(389,873)		4,229,777		485,335		1,017,430		472,551		106,571		369,789		(511,004)		6,170,449
Income tax benefit (expense)		(633,917)		(633,348)		187,440		(1,079,825)		(102,705)		(264,250)		(121,333)		(24,338)		(64,432)		49,865		(1,607,018)

Profit (loss) for the year	￦	1,586,688	￦	1,765,697	￦	(202,433)	￦	3,149,952	￦	382,630	￦	753,180	￦	351,218	￦	82,233	￦	305,357	￦	(461,139)	￦	4,563,431

Profit (loss) attributable to shareholders of the Parent Company	￦	1,612,409	￦	1,765,697	￦	(116,607)	￦	3,261,499	￦	389,618	￦	752,901	￦	351,133	￦	82,233	￦	303,578	￦	(509,030)	￦	4,631,932
Profit (loss) attributable to non-controlling interests		(25,721)		—		(85,826)		(111,547)		(6,988)		279		85		—		1,779		47,891		(68,501)
Total assets*		221,851,975		165,821,667		142,339,211		530,012,853		61,266,989		37,729,688		29,365,575		31,953,218		63,413,640		(38,003,811)		715,738,152
Total liabilities*		201,871,592		203,560,029		88,032,505		493,464,126		54,967,833		31,474,133		24,545,751		27,823,185		25,562,612		(972,798)		656,864,842

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

F-8
8

5.2 Services and Geographical Segments
5.2.1 Services information
Net operating revenues from external customers by service for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023

	(In millions of Korean won)
Banking service	￦	8,132,794	￦	9,278,875	￦	10,115,516
Securities service		1,675,977		1,124,822		1,667,041
Non-life insurance service		1,285,593		737,135		1,173,901
Credit card service		1,773,989		1,785,413		2,026,032
Life insurance service		631,065		(59,645)		187,650
Others		984,185		914,004		1,058,994

	￦	14,483,603	￦	13,780,604	￦	16,229,134

5.2.2 Geographical information
Geographical net operating revenues from external customers for the years ended December 31, 2021, 2022 and 2023, and major non-current
assets as of December 31, 2022 and 2023, are as follows:

	Net operating revenues from external customers						Major non-current assets
	2021		2022		2023		December 31, 2022		December 31, 2023

	(In millions of Korean won)
Domestic	￦	13,525,769	￦	12,563,066	￦	14,813,546	￦	8,355,707	￦	9,851,765
United States		112,388		101,726		75,944		55,257		55,125
New Zealand		12,857		12,378		12,611		1,382		1,051
China		127,939		170,239		177,175		19,715		21,138
Cambodia		410,482		546,258		572,858		46,060		53,322
United Kingdom		29,764		31,685		52,372		5,808		4,616
Indonesia		166,683		231,694		327,599		421,982		418,115
Others		97,721		123,558		197,029		536,794		32,405
Consolidation adjustments		—		—		—		555,572		568,804

	￦	14,483,603	￦	13,780,604	￦	16,229,134	￦	9,998,277	￦	11,006,341

9

6. Financial Assets and Financial Liabilities
6.1 Classification and Fair Value of Financial Instruments
6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Carrying amount		Fair value

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	32,474,750	￦	32,403,730
Financial assets at fair value through profit or loss:		70,092,497		70,092,497
Due from financial institutions		69,469		69,469
Debt securities		65,899,397		65,899,397
Equity securities		3,540,063		3,540,063
Loans		493,562		493,562
Others		90,006		90,006
Derivatives held for trading		8,984,171		8,984,171
Derivatives held for hedging		462,409		462,409
Loans measured at amortized cost		433,038,931		430,396,089
Securities measured at amortized cost		35,919,241		33,593,231
Financial assets at fair value through other comprehensive income:		79,533,418		79,533,418
Debt securities		76,648,353		76,648,353
Equity securities		2,335,793		2,335,793
Loans		549,272		549,272
Other financial assets		10,718,383		10,718,383

	￦	671,223,800	￦	666,183,928

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,193,210	￦	2,193,210
Financial liabilities designated at fair value through profit or loss		10,078,394		10,078,394
Derivatives held for trading		9,209,537		9,209,537
Derivatives held for hedging		300,232		300,232
Deposits		393,928,904		393,458,279
Borrowings		71,717,366		71,187,130
Debentures		68,698,203		67,036,661
Other financial liabilities		26,163,138		26,163,138

	￦	582,288,984	￦	579,626,581

F-
90

	December 31, 2023
	Carrying amount		Fair value

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	29,836,311	￦	29,833,886
Financial assets at fair value through profit or loss:		77,038,267		77,038,267
Due from financial institutions		79,811		79,811
Debt securities		72,658,432		72,658,432
Equity securities		4,022,555		4,022,555
Loans		183,726		183,726
Others		93,743		93,743
Derivatives held for trading		5,777,682		5,777,682
Derivatives held for hedging		379,946		379,946
Loans measured at amortized cost		444,805,287		445,144,428
Securities measured at amortized cost		39,701,389		38,763,702
Financial assets at fair value through other comprehensive income:		82,498,140		82,498,140
Debt securities		78,926,437		78,926,437
Equity securities		2,770,653		2,770,653
Loans		801,050		801,050
Other financial assets		16,544,513		16,544,513

	￦	696,581,535	￦	695,980,564

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,953,472	￦	2,953,472
Financial liabilities designated at fair value through profit or loss		7,966,963		7,966,963
Derivatives held for trading		5,966,512		5,966,512
Derivatives held for hedging		244,127		244,127
Deposits		406,512,434		406,711,081
Borrowings		69,583,561		69,390,346
Debentures		69,176,668		68,975,750
Other financial liabilities		37,416,916		37,416,916

	￦	599,820,653	￦	599,625,167

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

F-
91

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of securities and others that are traded in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Fair value of loans is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives and financial instruments at fair value through profit or loss	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including Finite Difference Method (“FDM”), MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Closed Form, and Tree Model or valuation results from independent external professional valuation institutions.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using DCF Model.

Debentures	Fair value is determined using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.
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

F-9
2

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
6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position
Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3*

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:	￦	18,209,969	￦	35,208,843	￦	16,673,685	￦	70,092,497
Due from financial institutions		—		24,444		45,025		69,469
Debt securities		16,240,223		34,425,619		15,233,555		65,899,397
Equity securities		1,879,740		414,291		1,246,032		3,540,063
Loans		—		344,489		149,073		493,562
Others		90,006		—		—		90,006
Derivatives held for trading		182,019		8,678,896		123,256		8,984,171
Derivatives held for hedging		—		462,409		—		462,409
Financial assets at fair value through other comprehensive income:		32,141,450		45,933,688		1,458,280		79,533,418
Debt securities		31,528,524		45,119,829		—		76,648,353
Equity securities		612,926		264,587		1,458,280		2,335,793
Loans		—		549,272		—		549,272

	￦	50,533,438	￦	90,283,836	￦	18,255,221	￦	159,072,495

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,193,210	￦	—	￦	—	￦	2,193,210
Financial liabilities designated at fair value through profit or loss		35,687		1,811,404		8,231,303		10,078,394
Derivatives held for trading		442,042		7,984,424		783,071		9,209,537
Derivatives held for hedging		—		300,232		—		300,232

	￦	2,670,939	￦	10,096,060	￦	9,014,374	￦	21,781,373

F-9
3

	December 31, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3*

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:	￦	20,695,760	￦	38,118,478	￦	18,224,029	￦	77,038,267
Due from financial institutions		—		26,020		53,791		79,811
Debt securities		18,541,335		37,663,855		16,453,242		72,658,432
Equity securities		2,060,682		428,367		1,533,506		4,022,555
Loans		—		236		183,490		183,726
Others		93,743		—		—		93,743
Derivatives held for trading		58,948		5,624,691		94,043		5,777,682
Derivatives held for hedging		—		379,946		—		379,946
Financial assets at fair value through other comprehensive income:		38,630,447		42,416,785		1,450,908		82,498,140
Debt securities		37,921,922		41,004,515		—		78,926,437
Equity securities		708,525		611,220		1,450,908		2,770,653
Loans		—		801,050		—		801,050

	￦	59,385,155	￦	86,539,900	￦	19,768,980	￦	165,694,035

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,953,472	￦	—	￦	—	￦	2,953,472
Financial liabilities designated at fair value through profit or loss		56,686		881,791		7,028,486		7,966,963
Derivatives held for trading		104,866		5,100,869		760,777		5,966,512
Derivatives held for hedging		—		244,127		—		244,127

	￦	3,115,024	￦	6,226,787	￦	7,789,263	￦	17,131,074

*
Includes KB Securities Co., Ltd.’s OTC derivatives consisting of ￦ 404,334 milli
on
and ￦ 696,910 million of financial assets at fair value through profit or loss (debt instruments), ￦ 8,241,509 and ￦ 7,037,371 million of financial liabilities designated at fair value through profit or loss, ￦ 120,775 and ￦ 91,629 million of derivative financial assets, and ￦ 777,542 and ￦ 755,554 million of derivative financial liabilities as of December 31, 2022 and 2023.

F-9
4

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:	￦	35,208,843
Due from financial institutions		24,444	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		34,425,619	DCF Model, Hull-white Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		414,291	DCF Model	Interest rate, Discount rate, and others
Loans		344,489	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		8,678,896	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		462,409	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:		45,933,688
Debt securities		45,119,829	DCF Model, Market Value Approach, Option Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		264,587	DCF Model	Discount rate
Loans		549,272	DCF Model	Discount rate

	￦	90,283,836

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	1,811,404	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Method	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate, Foreign exchange rate
Derivatives held for trading		7,984,424	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		300,232	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, Risk free interest rate and others

	￦	10,096,060

F-9
5

	December 31, 2023
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:	￦	38,118,478
Due from financial institutions		26,020	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		37,663,855	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		428,367	DCF Model	Interest rate, Discount rate, and others
Loans		236	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		5,624,691	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		379,946	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		42,416,785
Debt securities		41,004,515	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		611,220	DCF Model	Discount rate
Loans		801,050	DCF Model	Discount rate

	￦	86,539,900

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	881,791	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Method	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate, Foreign exchange rate
Derivatives held for trading		5,100,869	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		244,127	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	￦	6,226,787

F-9
6

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed
Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions 1	￦	2,517,470	￦	27,145,486	￦	2,740,774	￦	32,403,730
Loans measured at amortized cost		—		63,784		430,332,305		430,396,089
Securities measured at amortized cost 2		5,253,835		28,320,106		19,290		33,593,231
Other financial assets 2		—		—		10,718,383		10,718,383

	￦	7,771,305	￦	55,529,376	￦	443,810,752	￦	507,111,433

Financial liabilities
Deposits 1	￦	—	￦	168,920,439	￦	224,537,840	￦	393,458,279
Borrowings 3		—		6,088,123		65,099,007		71,187,130
Debentures		—		59,272,727		7,763,934		67,036,661
Other financial liabilities 2		—		—		26,163,138		26,163,138

	￦	—	￦	234,281,289	￦	323,563,919	￦	557,845,208

	December 31, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions 1	￦	2,775,618	￦	24,501,232	￦	2,557,036	￦	29,833,886
Loans measured at amortized cost		—		145,330		444,999,098		445,144,428
Securities measured at amortized cost 2		4,328,010		34,410,808		24,884		38,763,702
Other financial asset 2		—		—		16,544,513		16,544,513

	￦	7,103,628	￦	59,057,370	￦	464,125,531	￦	530,286,529

Financial liabilities
Deposit 1	￦	—	￦	167,135,143	￦	239,575,938	￦	406,711,081
Borrowing 3		—		5,835,132		63,555,214		69,390,346
Debentures		—		61,678,464		7,297,286		68,975,750
Other financial liabilitie 2		—		—		37,416,916		37,416,916

	￦	—	￦	234,648,739	￦	347,845,354	￦	582,494,093

1	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
2	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
3	Borrowings of ￦ 18,266 million and ￦ 38,191 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of December 31, 2022 and 2023, respectively.

F-9
7

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.
Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Loans measured at amortized cost	￦	63,784	DCF Model	Discount rate
Securities measured at amortized cost		28,320,106	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	￦	28,383,890

Financial liabilities
Borrowings	￦	6,069,857	DCF Model	Discount rate
Debentures		59,272,727	DCF Model	Discount rate

	￦	65,342,584

	December 31, 2023
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Loans measured at amortized cost	￦	145,330	DCF Model	Discount rate
Securities measured at amortized cost		34,410,808	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	￦	34,556,138

Financial liabilities
Borrowings	￦	5,796,941	DCF Model	Discount rate
Debentures		61,678,464	DCF Model	Discount rate

	￦	67,475,405

F-9
8

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	2,740,774	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		430,332,305	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	￦	433,073,079

Financial liabilities
Deposits	￦	224,537,840	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		65,099,007	DCF Model	Other spread, Interest rate
Debentures		7,763,934	DCF Model	Other spread, Interest rate

	￦	297,400,781

	December 31, 2023
	Fair value		Valuation techniques	Inputs

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	2,557,036	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		444,999,098	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	￦	447,556,134

Financial liabilities
Deposits	￦	239,575,938	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		63,555,214	DCF Model	Other spread, Interest rate
Debentures		7,297,286	DCF Model	Other spread, Interest rate

	￦	310,428,438

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

9

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market
6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading

	(In millions of Korean won)
Beginning	￦	72,016	￦	13,677,260	￦	93,929	￦	1,444,435	￦	13,970	￦	(7,817,514)	￦	35,405
Total gains or losses:
Profit or loss		(6,991)		(164,646)		20,306		—		—		561,996		(663,229)
Other comprehensive income (loss)		—		(56,502)		—		(3,457)		130		60,520		—
Purchases		—		4,519,870		45,486		46,041		—		—		23,526
Sales		(20,000)		(1,373,459)		(10,647)		(28,739)		(14,100)		—		(59,178)
Issues		—		—		—		—		—		(5,222,820)		(14,796)
Settlements		—		(61,055)		—		—		—		4,186,515		18,456
Transfers into Level 3 *		—		27,120		—		—		—		—		—
Transfers out of Level 3 *		—		(89,000)		—		—		—		—		—

Ending	￦	45,025	￦	16,479,588	￦	149,074	￦	1,458,280	￦	—	￦	(8,231,303)	￦	(659,816)

	2023
	Financial assets at fair value through profit or loss						Financial investments				Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Loans measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading

	(In millions of Korean won)
Beginning	￦	45,025	￦	16,479,588	￦	149,074	￦	1,458,280	￦	—	￦	(8,231,303)	￦	(659,816)
Total gains or losses:
Profit or loss		8,766		347,251		(11,954)		—		—		(338,726)		(74,870)
Other comprehensive income (loss)		—		—		—		(65,983)		—		(32,370)		—
Purchases		—		3,448,093		50,435		98,697		—		—		11,646
Sales		—		(2,222,518)		(4,065)		(40,086)		—		—		(6,654)
Issues		—		—		—		—		—		(4,431,945)		(6,275)
Settlements		—		—		—		—		—		6,005,858		69,235
Transfers into Level 3 *		—		13,027		—		—		—		—		—
Transfers out of Level 3 *		—		(78,693)		—		—		—		—		—

Ending	￦	53,791	￦	17,986,748	￦	183,490	￦	1,450,908	￦	—	￦	(7,028,486)	￦	(666,734)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

F-
100

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021						2022
	Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income

	(In millions of Korean won)
Total gains (losses) recognized in profit or loss for the period	￦	256,167	￦	86,236	￦	—	￦	(376,605)	￦	124,041	￦	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		126,516		85,256		—		(210,742)		73,711		—

	2023
	Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income

	(In millions of Korean won)
Total gains (losses) recognized in profit or loss for the period	￦	(107,729)	￦	38,196	￦	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period		267,666		56,810		—

F-
101

6.2.3 Sensitivity analysis of changes in unobservable inputs
6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	￦ 45,025	Hull-white Model	Interest rate	0.86	The lower the interest rate, the higher the fair value
Debt securities	15,233,555	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others	Growth rate	0.00 ~ 3.00	The higher the growth rate, the higher the fair value
			Volatility	0.24 ~ 37.39	The higher the volatility, the higher the fair value fluctuation
			Discount rate	1.54 ~ 15.75	The lower the discount rate, the higher the fair value
			Correlation coefficient between underlying assets	-60.10 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
			Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
			Volatility of Stock price	18.87 ~ 19.48	The higher the volatility, the higher the fair value fluctuation
Equity securities	1,246,032	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	0.00 ~ 4.00	The higher the growth rate, the higher the fair value
			Discount rate	8.00 ~ 23.00	The lower the discount rate, the higher the fair value
			Volatility	16.80 ~ 25.50	The higher the volatility, the higher the fair value fluctuation
Loans	149,073	DCF Model	Discount rate	9.91	The lower the discount rate, the higher the fair value

F-
102

	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

	(In millions of Korean won)
Derivatives held for trading:
Stock and index	￦	79,297	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	10.00 ~ 58.84	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.10 ~ 79.72	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		43,959	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	9.77 ~ 32.92	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	8.42 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,458,280	Risk Adjusted Discount Rate Method, IMV Model, DCF Model, Comparable Company Analysis, Income Approach, Net Asset Value Method, Market Value Approach, and others	Growth rate	0.00 ~2.00	The higher the growth rate, the higher the fair value
				Discount rate	7.96 ~ 19.14	The lower the discount rate, the higher the fair value
				Volatility of Stock price	23.36 ~25.49	The higher the volatility, the higher the fair value fluctuation
				Volatility of interest rate	56.32~121.17	The higher the volatility, the higher the fair value fluctuation

	￦	18,255,221

F-10
3

	December 31, 2022
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

	(In millions of Korean won)
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	￦	8,231,303	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Value Method, and others	Volatility of underlying asset	1.00 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.10 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		370,093	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Net Asset Value Method, and others	Volatility of underlying asset	0.09 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.10 ~ 79.72	The higher the correlation coefficient, the higher the fair value fluctuation
Others		412,978	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	4.83 ~ 6.85	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	8.68 ~ 119.27	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-50.43 ~ 93.32	The higher the correlation coefficient, the higher the fair value fluctuation

	￦	9,014,374

F-10
4

	December 31, 2023
	Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)

Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	￦ 53,791	Hull-white Model	Interest rate	3.20	The lower the interest rate, the higher the fair value
Debt securities	16,453,242	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others	Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
			Volatility	14.01 ~ 76.22	The higher the volatility, the higher the fair value fluctuation
			Discount rate	2.48 ~ 16.27	The lower the discount rate, the higher the fair value
			Volatility of Stock price	10.00 ~ 32.55	The higher the volatility, the higher the fair value fluctuation
			Correlation coefficient between underlying assets	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation
			Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
			Recovery rate	40.00	The higher the recovery rate, the higher the fair value
			Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities	1,533,506	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
			Discount rate	2.15 ~ 38.00	The lower the discount rate, the higher the fair value
			Volatility	0.51 ~ 45.50	The higher the volatility, the higher the fair value fluctuation
Loans	183,490	DCF Model	Discount rate	9.87	The lower the discount rate, the higher the fair value

F-10
5

	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)

Derivatives held for trading:
Stock and index	￦	72,540	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	13.79 ~ 52.45	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.02 ~ 77.96	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		21,503	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	9.10 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	60.17 ~ 78.88	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,450,908	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.83 ~ 19.90	The lower the discount rate, the higher the fair value
				Volatility	20.60 ~ 27.96	The higher the volatility, the higher the fair value fluctuation

	￦	19,768,980

F-10
6

	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
	(In millions of Korean won)

Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	￦	7,028,486	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	1.00 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		437,662	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	13.79 ~ 52.45	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.02 ~ 77.96	The higher the correlation coefficient, the higher the fair value fluctuation
Others		323,115	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	5.07 ~ 5.19	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	4.49 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation

	￦	7,789,263

F-10
7

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
Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss: 1
Due from financial institutions	￦	221	￦	(247)	￦	—	￦	—
Debt securities 4		19,034		(19,765)		—		—
Equity securities 3		34,564		(25,586)		—		—
Loans 5		2,276		(2,055)		—		—
Derivatives held for trading 2		18,076		(19,034)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities 3		—		—		179,307		(82,595)

	￦	74,171	￦	(66,687)	￦	179,307	￦	(82,595)

Financial liabilities
Financial liabilities designated at fair value through profit or loss 1	￦	94,001	￦	(97,663)	￦	—	￦	—
Derivatives held for trading 2		48,768		(46,427)		—		—

	￦	142,769	￦	(144,090)	￦	—	￦	—

F-10
8

	December 31, 2023
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes

	(In millions of Korean won)
Financial assets
Financial assets at fair value through profit or loss: 1
Due from financial institutions	￦	211	￦	(224)	￦	—	￦	—
Debt securities 4		94,310		(94,063)		—		—
Equity securities 3		25,683		(17,107)		—		—
Loans 5		2,218		(2,010)		—		—
Derivatives held for trading 2		8,150		(8,723)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities 3		—		—		95,829		(56,625)

	￦	130,572	￦	(122,127)	￦	95,829	￦	(56,625)

Financial liabilities
Financial liabilities designated at fair value through profit or loss 1	￦	43,114	￦	(42,487)	￦	—	￦	—
Derivatives held for trading 2		17,983		(19,125)		—		—

	￦	61,097	￦	(61,612)	￦	—	￦	—

1
For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value by ±1%p and volatility of underlying asset, growth rate by ±1%p or ±10% and correlation coefficient by ±10%.

2	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by ± 10%.
3	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between discount rate (-1%p~1%p) and growth rate (-1%p~1%p).
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

9

Changes in deferred day one gains or losses for the years ended December 31, 2022 and 2023, are as follows:

	2022		2023

	(In millions of Korean won)
Balance at the beginning of the year	￦	77,208	￦	71,504
New transactions		113,504		85,920
Changes during the year		(119,208)		(133,994)

Balance at the end of the year	￦	71,504	￦	23,430

6.3 Carrying Amount of Financial Instruments by Category
Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	—	￦	32,474,750	￦	—	￦	32,474,750
Financial assets at fair value through profit or loss		70,092,497		—		—		—		—		70,092,497
Derivative financial assets		8,984,171		—		—		—		462,409		9,446,580
Loans measured at amortized cost		—		—		—		433,038,931		—		433,038,931
Financial investments		—		77,197,625		2,335,793		35,919,241		—		115,452,659
Other financial assets		—		—		—		10,718,383		—		10,718,383

	￦	79,076,668	￦	77,197,625	￦	2,335,793	￦	512,151,305	￦	462,409	￦	671,223,800

	December 31, 2022
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total

	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,193,210	￦	10,078,394	￦	—	￦	—	￦	12,271,604
Derivative financial liabilities		9,209,537		—		—		300,232		9,509,769
Deposits		—		—		393,928,904		—		393,928,904
Borrowings		—		—		71,717,366		—		71,717,366
Debentures		—		—		68,698,203		—		68,698,203
Other financial liabilities *		—		—		26,163,138		—		26,163,138

	￦	11,402,747	￦	10,078,394	￦	560,507,611	￦	300,232	￦	582,288,984

F-1
10

	December 31, 2023
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total

	(In millions of Korean won)
Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	—	￦	29,836,311	￦	—	￦	29,836,311
Financial assets at fair value through profit or loss		77,038,267		—		—		—		—		77,038,267
Derivative financial assets		5,777,682		—		—		—		379,946		6,157,628
Loans measured at amortized cost		—		—		—		444,805,287		—		444,805,287
Financial investments		—		79,727,487		2,770,653		39,701,389		—		122,199,529
Other financial assets		—		—		—		16,544,513		—		16,544,513

	￦	82,815,949	￦	79,727,487	￦	2,770,653	￦	530,887,500	￦	379,946	￦	696,581,535

	December 31, 2023
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total

	(In millions of Korean won)
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,953,472	￦	7,966,963	￦	—	￦	—	￦	10,920,435
Derivative financial liabilities		5,966,512		—		—		244,127		6,210,639
Deposits		—		—		406,512,434		—		406,512,434
Borrowings		—		—		69,583,561		—		69,583,561
Debentures		—		—		69,176,668		—		69,176,668
Other financial liabilities*		—		—		37,416,916		—		37,416,916

	￦	8,919,984	￦	7,966,963	￦	582,689,579	￦	244,127	￦	599,820,653

*	Other financial liabilities include lease liabilities that are not included in the category of financial instruments measured at amortized cost.

F-1
11

6.4 Transfer of Financial Assets
6.4.1 Transferred financial assets that are derecognized in their entirety
The Group transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the consolidated financial statement, while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement

			(In millions of Korean won)
Discovery 2 nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	￦	564	￦	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		541		541

			￦	1,105	￦	1,105

	December 31, 2023
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement

			(In millions of Korean won)
Discovery 2 nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	￦	564	￦	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		257		257

			￦	821	￦	821

6.4.2 Transferred financial assets that are not derecognized in their entirety
The Group issued securitized debentures using loans as underlying assets. Details of underlying assets and senior debentures in relation to securitization as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures

	(In millions of Korean won)
KB Kookmin Card 7 th Securitization Co., Ltd. 1	￦	963,756	￦	958,207	￦	641,780	￦	628,274
KB Kookmin Card 8 th Securitization Co., Ltd. 1		556,487		553,729		299,878		285,111
KB Kookmin Card 9 th Securitization Co., Ltd. 1		615,565		612,543		349,829		372,724
KB Kookmin Card 10 th Securitization Co., Ltd. 1		1,138,578		1,132,170		503,392		503,644
KB Auto Fifth Asset Securitization Specialty Co., Ltd. 2		441,080		429,626		299,705		299,705

	￦	3,715,466	￦	3,686,275	￦	2,094,584	￦	2,089,458

F-1
12

	December 31, 2023
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures

	(In millions of Korean won)
KB Kookmin Card 8 th Securitization Co., Ltd. 1	￦	487,532	￦	485,230	￦	299,913	￦	287,628
KB Kookmin Card 9 th Securitization Co., Ltd. 1		541,645		538,984		349,842		358,616
KB Kookmin Card 10 th Securitization Co., Ltd. 1		919,380		914,470		513,232		491,656
KB Kookmin Card 11 th Securitization Co., Ltd. 1		701,955		698,248		399,890		375,738
KB Kookmin Card 12 th Securitization Co., Ltd. 1		1,234,204		1,227,724		641,079		607,621
KB Auto Fifth Asset Securitization Specialty Co., Ltd. 2		415,041		388,008		286,906		284,351

	￦	4,299,757	￦	4,252,664	￦	2,490,862	￦	2,405,610

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
The carrying amount of transferred assets and related liabilities as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Carrying amount of transferred assets		Carrying amount of related liabilities

	(In millions of Korean won)
Bonds sold under repurchase agreements *	￦	11,418,820	￦	10,610,882
Loaned securities:
Government and public bonds		1,639,034		—
Stock		52,098		—
Others		82,658		—

	￦	13,192,610	￦	10,610,882

F-11
3

	December 31, 2023
	Carrying amount of transferred assets		Carrying amount of related liabilities

	(In millions of Korean won)
Bonds sold under repurchase agreements *	￦	12,888,189	￦	12,107,718
Loaned securities:
Government and public bonds		3,395,703		—
Stock		30,025		—
Others		70,513		—

	￦	16,384,430	￦	12,107,718

*	Bonds sold under repurchase agreements using borrowed securities as collateral amount to ￦ 100,768 million and ￦ 3,020,934 million as of December 31, 2022 and 2023, respectively.
6.4.4 Purchase commitments of securitized debentures
The Group provided additional credit enhancement, such as purchase commitments, for the underlying assets of subsidiaries established for asset-backed securitization. Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2022 and 2023, are as follows:

		December 31, 2022		December 31, 2023
		(In millions of Korean won)
Underlying assets	Financial assets at fair value through profit or loss	￦	324,456	￦	391,581
	Loans measured at amortized cost *		3,050,471		2,595,344

		￦	3,374,927	￦	2,986,925

Associated liabilities	Debentures	￦	3,222,237	￦	2,944,753

*	Before netting of allowance

F-11
4

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
6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral

	(In millions of Korean won)
Derivatives held for trading and derivative-linked securities	￦	9,380,420	￦	—	￦	9,380,420	￦	(7,710,599)	￦	(195,224)	￦	1,937,007
Derivatives held for hedging		462,410		—		462,410
Unsettled spot exchange receivable		3,374,369		—		3,374,369		(3,360,673)		—		13,696
Bonds purchased under repurchase agreements		3,451,157		—		3,451,157		(3,328,657)		—		122,500
Domestic exchange settlement debits		55,491,085		(54,611,238)		879,847		—		—		879,847
Other financial instruments		2,006,234		(1,912,964)		93,270		—		—		93,270

	￦	74,165,675	￦	(56,524,202)	￦	17,641,473	￦	(14,399,929)	￦	(195,224)	￦	3,046,320

	December 31, 2023
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral

	(In millions of Korean won)
Derivatives held for trading and derivative-linked securities	￦	6,025,704	￦	—	￦	6,025,704	￦	(4,904,616)	￦	(203,414)	￦	1,297,619
Derivatives held for hedging		379,945		—		379,945
Unsettled spot exchange receivable		7,125,645		—		7,125,645		(6,838,231)		—		287,414
Bonds purchased under repurchase agreements		3,948,358		—		3,948,358		(3,927,790)		—		20,568
Securities borrowing agreements		165,842		—		165,842		(165,842)		—		—
Domestic exchange settlement debits		63,223,652		(62,396,548)		827,104		—		—		827,104
Other financial instruments		2,885,128		(2,859,006)		26,122		—		—		26,122

	￦	83,754,274	￦	(65,255,554)	￦	18,498,720	￦	(15,836,479)	￦	(203,414)	￦	2,458,827

F-11
5

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral

	(In millions of Korean won)
Derivatives held for trading and derivative-linked securities	￦	10,500,353	￦	—	￦	10,500,353	￦	(2,302,250)	￦	(83,837)	￦	8,414,498
Derivatives held for hedging		300,232		—		300,232
Unsettled spot exchange payable		3,374,230		—		3,374,230		(3,360,673)		—		13,557
Bonds sold under repurchase agreements *		11,769,694		—		11,769,694		(11,769,694)		—		—
Securities borrowing agreements		2,102,537		—		2,102,537		(2,102,537)		—		—
Domestic exchange settlement credits		56,349,727		(54,611,238)		1,738,489		(1,738,489)		—		—
Other financial instruments		1,969,954		(1,912,964)		56,990		—		—		56,990

	￦	86,366,727	￦	(56,524,202)	￦	29,842,525	￦	(21,273,643)	￦	(83,837)	￦	8,485,045

	December 31, 2023
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral

	(In millions of Korean won)
Derivatives held for trading and derivative-linked securities	￦	6,817,326	￦	—	￦	6,817,326	￦	(5,519,403)	￦	(75,882)	￦	1,466,169
Derivatives held for hedging		244,128		—		244,128
Unsettled spot exchange payable		7,124,998		—		7,124,998		(6,838,231)		—		286,767
Bonds sold under repurchase agreements *		15,645,498		—		15,645,498		(15,645,498)		—		—
Securities borrowing agreements		2,860,034		—		2,860,034		(2,860,034)		—		—
Domestic exchange settlement credits		65,260,751		(62,396,548)		2,864,203		(2,864,203)		—		—
Other financial instruments		3,090,690		(2,859,006)		231,684		—		—		231,684

	￦	101,043,425	￦	(65,255,554)	￦	35,787,871	￦	(33,727,369)	￦	(75,882)	￦	1,984,620

*	Includes bonds sold under repurchase agreements to customers.

F-11
6

7. Due from Financial Institutions Measured at Amortized Cost
7.1 Details of due from financial institutions as of December 31, 2022 and 2023, are as follows:

		Financial institutions	Interest rate (%) as of December 31, 2023	December 31, 2022		December 31, 2023
				(In millions of Korean won)
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	￦	15,169,704	￦	13,731,708
	Due from banks	Hana Bank and others	0.00 ~ 5.60		3,941,987		3,953,940
	Due from others	Samsung securities and others	0.00 ~ 4.65		1,509,698		1,030,310

					20,621,389		18,715,958

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	CITI Bank N.A. and others	0.00 ~ 5.16		5,653,587		6,210,917
	Time deposits in foreign currencies	Bank of Communications Seoul Branch and others	0.00 ~ 9.50		573,493		442,122
	Due from others	State Street Bank and Trust Company Seoul Branch and others	0.00 ~ 10.70		3,066,370		2,211,303

					9,293,450		8,864,342

				￦	29,914,839	￦	27,580,300

*	Before netting of allowance
7.2 Details of restricted due from financial institutions as of December 31, 2022 and 2023, are as follows:

		Financial institutions	December 31, 2022		December 31, 2023		Reasons of restriction
			(In millions of Korean won)
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	￦	15,169,704	￦	13,731,708	Bank of Korea Act
	Due from banks	Shinhan Bank and others		522,306		40,721	Net settlement and others
	Due from others	NH Investment & Securities Co., Ltd. and others		1,113,712		799,361	Derivatives margin account and others

				16,805,722		14,571,790

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others		2,350,933		1,630,348	Bank of Korea Act and others
	Time deposits in foreign currencies	Bank of Communications Co. Ltd. New York Branch and others		72,437		86,406	Bank Act of the State of New York and others
	Due from others	State Street Bank and Trust Company Seoul Branch and others		2,092,655		1,689,065	Derivatives margin account and others

				4,516,025		3,405,819

			￦	21,321,747	￦	17,977,609

*	Before netting of allowance.

F-11
7

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2022 and 2023, are as follows:

	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	2,969	￦	—	￦	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision (reversal) of credit losses		(392)		—		—
Others		166		—		—

Ending	￦	2,743	￦	—	￦	—

	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	2,743	￦	—	￦	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision (reversal) of credit losses		(1,724)		—		—
Business Combination		6		—		—
Others		(4)		—		—

Ending	￦	1,021	￦	—	￦	—

F-11
8

8. Assets Pledged as Collateral
8.1 Details of assets pledged as collateral as of December 31, 2022 and 2023, are as follows:

		December 31, 2022
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
		(In millions of Korean won)
Due from financial institutions	KEB Hana Bank and others	￦	1,263,167	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		3,841,536	Repurchase agreements
	The Korea Securities Depository and others		7,063,541	Securities borrowing transactions
	The Bank of Korea		34,071	Borrowings from the Bank of Korea
	The Bank of Korea		236,832	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		1,131,217	Derivatives transactions

			12,307,197

Financial assets at fair value through other comprehensive income	MERITZ Securities Co., LTD. and others		5,625,270	Repurchase agreements
	The Korea Securities Depository and others		1,592,460	Securities borrowing transactions
	The Bank of Korea		5,495,686	Borrowings from the Bank of Korea
	The Bank of Korea		1,782,507	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		1,581,129	Derivatives transactions

			16,077,052

Securities measured at amortized cost	The Korea Securities Depository and others		2,307,499	Repurchase agreements
	The Bank of Korea		4,020,539	Borrowings from the Bank of Korea
	The Bank of Korea		5,047,277	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		327,684	Derivatives transactions
	Korea Exchange and others		391,429	Others

			12,094,428

Loans	Others		12,863,079	Covered bond and others
Real estate	LGIM COMMERCIAL LENDING Ltd. and others		834,003	Borrowings from bank and others

		￦	55,438,926

9

		December 31, 2023
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
		(In millions of Korean won)
Due from financial institutions	KEB Hana Bank and others	￦	822,407	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		10,150,629	Repurchase agreements
	The Korea Securities Depository and others		1,556,234	Securities borrowing transactions
	The Bank of Korea		266,576	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		3,200,511	Derivatives transactions

			15,173,950

Financial assets at fair value through other comprehensive income	The Bank of Korea and others		7,502,666	Repurchase agreements
	The Korea Securities Depository and others		167,879	Securities borrowing transactions
	The Bank of Korea		527,494	Borrowings from the Bank of Korea
	MUFG Bank and others		830,504	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		4,215,092	Derivatives transactions

			13,243,635

Securities measured at amortized cost	The Bank of Korea and others		625,003	Repurchase agreements
	The Bank of Korea		2,357,018	Borrowings from the Bank of Korea
	The Bank of Korea		6,746,440	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		344,432	Derivatives transactions
	The Bank of Korea and others		1,623,715	Others

			11,696,608

Loans	KEB Hana Bank and Others		13,733,820	Covered bond and others
Real estate	Capital LLC and others		628,619	Borrowings from bank and others

		￦	55,299,039

In addition, the Group provided ￦ 4,986,339 million and ￦ 7,916,155 million of debt securities among its borrowed securities and other assets held as collateral to Korea Securities Finance Corporation and others as collateral as of December 31, 2022 and 2023, respectively.

F-1
20

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	3,344,424	￦	—	￦	3,344,424

	December 31, 2023
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
	(In millions of Korean won)
Securities	￦	3,892,709	￦	—	￦	3,892,709
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

F-1
21

9.1 Details of derivative financial instruments held for trading as of December 31, 2022 and 2023, are as follows:

	December 31, 2022						December 31, 2023
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
	(In millions of Korean won)
Interest rate
Forwards	￦	8,261,663	￦	821,603	￦	431,002	￦	14,872,481	￦	488,542	￦	465,983
Futures*		4,450,505		765		256		5,398,495		6,226		4,576
Swaps		359,581,194		859,670		694,713		416,613,927		556,985		574,865
Options		10,508,000		274,596		272,284		9,384,000		203,718		208,277

		382,801,362		1,956,634		1,398,255		446,268,903		1,255,471		1,253,701

Currency
Forwards		115,682,577		2,813,603		2,472,119		136,805,906		1,316,968		1,273,558
Futures*		413,960		36		2,364		576,730		696		989
Swaps		91,646,725		3,525,458		4,049,390		84,027,181		2,731,314		2,426,152
Options		1,852,065		27,258		13,025		1,238,475		7,668		4,713

		209,595,327		6,366,355		6,536,898		222,648,292		4,056,646		3,705,412

Stock and index
Futures*		1,828,302		37,455		89,624		1,352,920		11,179		13,232
Swaps		6,649,735		377,840		492,275		5,165,523		330,132		493,475
Options		7,257,715		168,311		359,274		4,880,805		80,576		240,274

		15,735,752		583,606		941,173		11,399,248		421,887		746,981

Credit
Swaps		3,006,114		32,860		17,468		2,864,357		17,799		8,695

		3,006,114		32,860		17,468		2,864,357		17,799		8,695

Commodity
Futures*		28,577		1,970		941		26,037		1,305		106
Swaps		—		—		—		31,635		4,348		4,352
Options		131,500		887		885		100,484		1,091		1,147

		160,077		2,857		1,826		158,156		6,744		5,605

Others		1,003,301		41,859		313,917		788,841		19,135		246,118

	￦	612,301,933	￦	8,984,171	￦	9,209,537	￦	684,127,797	￦	5,777,682	￦	5,966,512

*	Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

F-1
22

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
	(In millions of Korean won)
Fair value hedge
Nominal amount of the hedging instrument	￦	5,677,321	￦	1,921,072	￦	2,701,675	￦	1,883,332	￦	426,551	￦	2,147,845	￦	14,757,796
Average price condition (%)		4.17		4.52		4.64		4.56		4.36		4.64		4.43
Average price condition (KRW/USD)		1,197.01		1,262.56		1,276.70		—		—		—		1,240.59
Average price condition (KRW/EUR)		1,363.42		1,373.32		—		1,436.86		—		—		1,387.71
Average price condition (KRW/AUD)		886.23		895.76		—		—		—		—		890.17
Average price condition (KRW/GBP)		1,617.02		—		1,535.25		—		—		—		1,537.85
Cash flow hedge
Nominal amount of the hedging instrument	￦	3,033,420	￦	892,720	￦	1,846,139	￦	771,585	￦	1,078,676	￦	210,000	￦	7,832,540
Average price condition (%)		2.90		2.60		4.42		4.62		4.95		3.99		3.54
Average price condition (KRW/USD)		1,178.13		1,196.80		1,166.24		1,225.35		1,252.61		—		1,202.02
Average price condition (KRW/EUR)		1,321.00		1,364.00		1,374.73		—		—		—		1,362.51
Average price condition (KRW/AUD)		—		856.40		851.50		—		—		—		853.40
Average price condition (KRW/SGD)		866.14		—		—		—		—		—		866.14
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	￦	65,012	￦	27,499	￦	—	￦	—	￦	—	￦	—	￦	92,511
Average price condition (KRW/USD)		1,071.00		—		—		—		—		—		1,071.00
Average price condition (KRW/GBP)		—		1,465.26		—		—		—		—		1,465.26

F-12
3

	December 31, 2023
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
	(In millions of Korean won)
Fair value hedge
Nominal amount of the hedging instrument	￦	2,998,238	￦	3,555,510	￦	1,667,087	￦	349,482	￦	267,778	￦	2,304,270	￦	11,142,365
Average price condition (%)		4.77		4.86		5.18		5.23		5.73		4.93		4.95
Average price condition (KRW/USD)		1,257.22		1,277.42		1,242.04		—		—		—		1,257.90
Average price condition (KRW/EUR)		1,373.58		1,427.96		1,436.77		—		—		—		1,404.28
Average price condition (KRW/AUD)		872.12		840.73		—		—		—		—		869.67
Average price condition (KRW/GBP)		—		1,536.92		—		—		—		—		1,536.92
Cash flow hedge
Nominal amount of the hedging instrument	￦	1,651,669	￦	2,035,885	￦	1,994,375	￦	1,364,708	￦	154,813	￦	160,000	￦	7,361,450
Average price condition (%)		4.60		3.05		11.94		7.98		2.67		3.11		10.68
Average price condition (KRW/USD)		1,220.93		1,221.93		1,230.48		1,325.04		1,147.95		—		1,235.39
Average price condition (KRW/EUR)		1,364.00		1,374.73		—		—		1,392.00		—		1,372.29
Average price condition (KRW/AUD)		856.40		851.50		889.00		—		—		—		866.92
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	￦	31,332	￦	—	￦	207,593	￦	—	￦	—	￦	—	￦	238,925
Average price condition (KRW/USD)		1,071.00		—		1,178.92		—		—		—		1,164.76

F-12
4

9.3 Fair Value Hedge
9.3.1 Details of fair value hedged items as of December 31, 2022 and 2023 and changes in fair value for the years ended December 31, 2022 and 2023, are as follows:

		December 31, 2022								2022
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
		(In millions of Korean won)
Hedge accounting
Interest rate	Debt securities in Korean won	￦	2,467,171	￦	—	￦	(107,444)	￦	—	￦	(86,757)
	Debt securities in foreign currencies		3,142,973		—		(232,085)		—		(215,183)
	Deposits in foreign currencies		—		29,429		—		(8,591)		6,976
	Debentures in Korean won		—		5,690,371		—		(249,629)		171,841
	Debentures in foreign currencies		—		1,196,781		—		(95,865)		123,817

			5,610,144		6,916,581		(339,529)		(354,085)		694

Currency	Debt securities in foreign currencies		1,651,268		—		(86,778)		—		152,893

			1,651,268		—		(86,778)		—		152,893

		￦	7,261,412	￦	6,916,581	￦	(426,307)	￦	(354,085)	￦	153,587

		December 31, 2023								2023
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
		(In millions of Korean won)
Hedge accounting
Interest rate	Debt securities in Korean won	￦	1,975,442	￦	—	￦	(50,746)	￦	—	￦	49,323
	Debt securities in foreign currencies		2,585,073		—		(111,902)		—		74,080
	Deposits in Korean won		—		49,985		—		(15)		15
	Deposits in foreign currencies		—		32,016		—		(6,667)		(1,924)
	Debentures in Korean won		—		5,678,927		—		(141,073)		(94,418)
	Debentures in foreign currencies		—		1,310,952		—		(68,706)		(27,159)

			4,560,515		7,071,880		(162,648)		(216,461)		(83)

Currency	Debt securities in foreign currencies		1,525,072		—		140,391		—		40,857

			1,525,072		—		140,391		—		40,857

		￦	6,085,587	￦	7,071,880	￦	(22,257)	￦	(216,461)	￦	40,774

F-12
5

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2022 and 2023 and changes in fair value for the years ended December 31, 2022 and 2023, are as follows:

	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	13,290,183	￦	186,258	￦	104,856	￦	(1,244)
Currency
Forwards		1,467,613		37,015		29,069		(132,524)

	￦	14,757,796	￦	223,273	￦	133,925	￦	(133,768)

	December 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Swaps	￦	9,654,617	￦	111,360	￦	75,776	￦	(15,927)
Currency
Forwards		1,487,748		18,916		28,793		(42,969)

	￦	11,142,365	￦	130,276	￦	104,569	￦	(58,896)

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Hedge accounting
Interest rate	￦	(12,058)	￦	(550)	￦	6,513
Currency		5,969		20,369		(2,112)

	￦	(6,089)	￦	19,819	￦	4,401

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Gains (losses) on hedging instruments	￦	(187,364)	￦	(104,354)	￦	(36,372)
Gains (losses) on hedged items attributable to the hedged risk		188,556		124,142		35,011

	￦	1,192	￦	19,788	￦	(1,361)

F-12
6

9.4 Cash Flow Hedge
9.4.1 Details of cash flow hedged items as of December 31, 2022 and 2023 and changes in fair value for the years ended December 31, 2022 and 2023, are as follows:

	Cash flow hedge reserve				Changes in fair value
	December 31, 2022		December 31, 2023		2022		2023
	(In millions of Korean won)
Hedge accounting
Interest rate risk	￦	46,234	￦	113,361	￦	(107,134)	￦	(89,536)
Currency risk		(26,602)		(39,806)		14,289		68,868

	￦	19,632	￦	73,555	￦	(92,845)	￦	(20,668)

9.4.2 Details of derivative instruments designated as cash flow hedge as of December 31, 2022 and 2023 and changes in fair value for the years ended December 31, 2022 and 2023, are as follows:

	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Forwards	￦	1,079,652	￦	20,200	￦	56,753	￦	(36,553)
Swaps		3,231,288		101,975		124		111,902
Currency
Swaps		3,521,600		116,961		98,237		1,042

	￦	7,832,540	￦	239,136	￦	155,114	￦	76,391

	December 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Interest rate
Forwards	￦	750,396	￦	105,124	￦	7,856	￦	57,623
Swaps		3,115,818		59,376		3,547		(40,188)
Currency
Swaps		3,495,236		85,170		122,848		(8,604)

	￦	7,361,450	￦	249,670	￦	134,251	￦	8,831

9.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Gains (losses) on hedging instruments:	￦	96,491	￦	76,391	￦	8,831
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		95,478		71,754		7,328
Ineffective portion of gains (losses) on cash flow hedging instruments (recognized in profit or loss)		1,013		4,637		1,503

F-12
7

9.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Other comprehensive income (loss)	￦	95,478	￦	71,754	￦	7,328
Reclassification to profit or loss		(53,080)		(20,537)		48,508
Income tax effect		(21,534)		(25,049)		(1,913)

	￦	20,864	￦	26,168	￦	53,923

9.5 Hedge of Net Investments in Foreign Operations
9.5.1 Details of net investments in foreign operations hedged items as of December 31, 2022 and 2023 and changes in fair value for the years ended December 31, 2022 and 2023, are as follows:

	Foreign currency translation reserve		Changes in fair value
	December 31, 2022	December 31, 2023	2022		2023
	(In millions of Korean won)
Hedge accounting
Currency risk	￦ (114,742)	￦ (129,401)	￦	104,021	￦	19,590
9.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of December 31, 2022 and 2023 and changes in fair value for the years ended December 31, 2022 and 2023, are as follows:

	December 31, 2022						2022
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Currency
Forwards	￦	92,511	￦	—	￦	11,194	￦ (16,168)
Debentures in foreign currencies		1,361,080		—		1,361,080	(87,853)

	￦	1,453,591	￦	—	￦	1,372,274	￦ (104,021)

	December 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
	(In millions of Korean won)
Currency
Forwards	￦	31,332	￦	—	￦	5,307	￦ 6,923
Debentures in foreign currencies		1,435,817		—		1,435,817	(26,513)

	￦	1,467,149	￦	—	￦	1,441,124	￦ (19,590)

F-12
8

9.5.3 Fair value of
non-derivative
financial instruments designated as hedge of net investments in f oreign
operations as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Debentures in foreign currencies	￦	1,211,215	￦	1,509,978
9.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Gains (losses) on hedging instruments:	￦	(88,729)	￦	(104,021)	￦	(19,590)
Effective portion of gains (losses) on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(88,729)		(104,021)		(19,590)
Ineffective portion of gains (losses) on hedge of net investments in foreign operations (recognized in profit or loss)		—		—		—
9.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Other comprehensive income (loss)	￦	(88,729)	￦	(104,021)	￦	(19,590)
Reclassification to profit or loss		5,195		—		—
Income tax effect		25,599		24,936		4,931

	￦	(57,935)	￦	(79,085)	￦	(14,659)

10. Loans Measured at Amortized Cost
10.1 Details of loans as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Loans measured at amortized cost	￦	436,647,081	￦	449,676,848
Deferred loan origination fees and costs		552,834		591,244
Less: Allowances for credit losses		(4,160,984)		(5,462,805)

	￦	433,038,931	￦	444,805,287

10.2 Details of loans to banks as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Loans measured at amortized cost	￦	9,751,737	￦	11,569,466
Less: Allowances for credit losses		(1,951)		(20,429)

	￦	9,749,786	￦	11,549,037

9

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	177,278,504	￦	177,766,170	￦	—	￦	355,044,674
Loans in foreign currencies		4,667,895		26,052,080		—		30,719,975
Domestic import usance bills		—		4,499,072		—		4,499,072
Off-shore funding loans		—		908,266		—		908,266
Call loans		—		119,066		—		119,066
Bills bought in Korean won		—		285,727		—		285,727
Bills bought in foreign currencies		—		1,780,874		—		1,780,874
Guarantee payments under acceptances and guarantees		1		18,459		—		18,460
Credit card receivables in Korean won		—		—		22,562,217		22,562,217
Credit card receivables in foreign currencies		—		—		47,376		47,376
Bonds purchased under repurchase agreements		—		3,151,157		—		3,151,157
Privately placed bonds		—		719,079		—		719,079
Factored receivables		111		5		—		116
Lease receivables		576,165		558,318		—		1,134,483
Loans for installment credit		5,915,223		542,413		—		6,457,636

		188,437,899		216,400,686		22,609,593		427,448,178

Proportion (%)		44.08		50.63		5.29		100.00
Less: Allowances for credit losses		(1,337,366)		(1,983,825)		(837,842)		(4,159,033)

	￦	187,100,533	￦	214,416,861	￦	21,771,751	￦	423,289,145

	December 31, 2023
	Retail		Corporate		Credit card		Total
	(In millions of Korean won)
Loans in Korean won	￦	178,476,837	￦	190,160,636	￦	—	￦	368,637,473
Loans in foreign currencies		4,859,698		25,449,011		—		30,308,709
Domestic import usance bills		—		3,398,981		—		3,398,981
Off-shore funding loans		—		507,683		—		507,683
Call loans		—		269,198		—		269,198
Bills bought in Korean won		—		1,861		—		1,861
Bills bought in foreign currencies		—		1,276,579		—		1,276,579
Guarantee payments under acceptances and guarantees		—		20,085		—		20,085
Credit card receivables in Korean won		—		—		22,304,522		22,304,522
Credit card receivables in foreign currencies		—		—		45,449		45,449
Bonds purchased under repurchase agreements		—		3,633,073		—		3,633,073
Privately placed bonds		—		901,609		—		901,609
Factored receivables		70		99		—		169
Lease receivables		447,494		337,407		—		784,901
Loans for installment credit		5,908,190		700,144		—		6,608,334

		189,692,289		226,656,366		22,349,971		438,698,626

Proportion (%)		43.24		51.67		5.09		100.00
Less: Allowances for credit losses		(1,369,081)		(3,137,470)		(935,825)		(5,442,376)

	￦	188,323,208	￦	223,518,896	￦	21,414,146	￦	433,256,250

F-1
30

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Beginning		Increase		Decrease		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	675,090	￦	281,111	￦	(361,692)	￦	—	￦	594,509
Others 1		76,696		38,913		(47,446)		4		68,167

		751,786		320,024		(409,138)		4		662,676

Deferred loan origination fees
Loans in Korean won		23,996		36,240		(17,401)		—		42,835
Others 2		53,029		49,245		(37,730)		2,463		67,007

		77,025		85,485		(55,131)		2,463		109,842

	￦	674,761	￦	234,539	￦	(354,007)	￦	(2,459)	￦	552,834

	2023
	Beginning		Increase		Decrease		Others		Ending
	(In millions of Korean won)
Deferred loan origination costs
Loans in Korean won	￦	594,509	￦	416,003	￦	(387,019)	￦	—	￦	623,493
Others 1		68,167		53,006		(43,812)		(364)		76,997

		662,676		469,009		(430,831)		(364)		700,490

Deferred loan origination fees
Loans in Korean won		42,835		11,859		(17,692)		—		37,002
Others 2		67,007		9,255		(7,597)		3,579		72,244

		109,842		21,114		(25,289)		3,579		109,246

	￦	552,834	￦	447,895	￦	(405,542)	￦	(3,943)	￦	591,244

1	Includes deferred loan origination costs related to credit card receivables, loans for installment credit, and finance lease receivables.
2	Includes deferred loan origination fees related to loans in foreign currencies.

F-1
31

11. Allowances for Credit Losses
11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	474,475	￦	242,819	￦	288,912	￦	448,084	￦	477,993	￦	960,964	￦	175,168	￦	322,649	￦	294,327
Transfer between stages:
Transfer to 12-month expected credit losses		130,189		(123,154)		(7,035)		127,679		(120,619)		(7,060)		57,128		(50,836)		(6,292)
Transfer to lifetime expected credit losses		(103,028)		122,874		(19,846)		(93,169)		125,031		(31,862)		(23,042)		24,324		(1,282)
Impairment		(6,042)		(52,151)		58,193		(13,524)		(48,220)		61,744		(2,129)		(19,219)		21,348
Write-offs		—		(1)		(448,362)		—		(3)		(617,332)		—		—		(450,389)
Sales		(810)		(163)		(5,689)		(103)		(145)		(70,603)		—		—		—
Provision (reversal) for credit losses 1,2		108,585		95,239		595,784		49,883		126,786		690,534		(43,497)		77,418		480,849
Others (exchange differences, etc.)		(1,332)		(647)		(11,444)		3,702		1,113		(85,097)		(443)		(21)		(18,219)

Ending	￦	602,037	￦	284,816	￦	450,513	￦	522,552	￦	561,936	￦	901,288	￦	163,185	￦	354,315	￦	320,342

F-1
32

	2023
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	602,037	￦	284,816	￦	450,513	￦	522,552	￦	561,936	￦	901,288	￦	163,185	￦	354,315	￦	320,342
Transfer between stages:
Transfer to 12-month expected credit losses		153,560		(141,775)		(11,785)		123,441		(119,940)		(3,501)		78,420		(75,980)		(2,440)
Transfer to lifetime expected credit losses		(118,734)		145,827		(27,093)		(121,027)		155,094		(34,067)		(20,898)		24,754		(3,856)
Impairment		(9,672)		(72,265)		81,937		(8,864)		(95,732)		104,596		(2,592)		(25,843)		28,435
Write-offs		—		14		(657,670)		—		9		(436,246)		—		—		(664,027)
Sales		(1,126)		(631)		(13,346)		—		(315)		(31,716)		—		—		—
Provision (reversal) for credit losses 1,2		(45,014)		67,219		679,687		429,706		435,633		779,310		(11,611)		50,867		766,581
Others (exchange differences, etc.)		3,599		177		(1,194)		(6,168)		(970)		2,880		21		39		(43,887)

Ending	￦	584,650		283,382		501,049		939,640		935,715		1,282,544		206,525		328,152		401,148

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

2	Includes ￦ 415,998 million and ￦ 289,139 million of collections from written-off loans for the years ended December 31, 2022 and 2023, respectively.
The amount of financial assets that the Group wrote off during the current year but is continuing recovery activities is ￦ 1,757,920 million. Also, the Group manages the written-off
loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ￦ 9,830,171 million and ￦ 10,301,118 million as of December 31, 2022 and 2023, respectively.

F-13
3

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2022 and 2023, are as follows:

	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	381,796,028	￦	32,788,361	￦	3,485,825
Transfer between stages:
Transfer to 12-month expected credit losses		34,470,129		(34,307,805)		(162,324)
Transfer to lifetime expected credit losses (non-impaired)		(38,501,544)		38,923,474		(421,930)
Transfer to lifetime expected credit losses (impaired)		(1,124,233)		(1,479,780)		2,604,013
Write-offs		—		(4)		(1,516,083)
Sales		(3,182,474)		(15,961)		(270,541)
Net increase (decrease) (execution, repayment, and others)		25,631,228		(1,345,114)		(171,350)

Ending	￦	399,089,134	￦	34,563,171	￦	3,547,610

	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	399,089,134	￦	34,563,171	￦	3,547,610
Transfer between stages:
Transfer to 12-month expected credit losses		35,319,563		(34,990,464)		(329,099)
Transfer to lifetime expected credit losses (non-impaired)		(42,180,074)		42,841,909		(661,835)
Transfer to lifetime expected credit losses (impaired)		(1,808,878)		(2,785,016)		4,593,894
Write-offs		—		23		(1,757,943)
Sales		(3,256,122)		(38,205)		(429,916)
Net increase (decrease) (execution, repayment, and others)		21,119,779		(2,514,831)		(54,608)

Ending	￦	408,283,402	￦	37,076,587	￦	4,908,103

F-13
4

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments
12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	￦	9,310,991	￦	10,100,109
Financial bonds		12,509,496		12,793,559
Corporate bonds		4,983,552		6,677,388
Asset-backed securities		164,543		68,093
Beneficiary certificates		19,838,465		20,511,995
Derivative-linked securities		1,625,950		2,197,575
Other debt securities		17,466,400		20,309,713
Equity securities:
Stocks		2,926,094		3,498,880
Other equity securities		613,969		523,675
Loans:
Privately placed bonds		158,731		150,208
Other loans		334,831		33,518
Due from financial institutions:
Other due from financial institutions		69,469		79,811
Others		90,006		93,743

	￦	70,092,497	￦	77,038,267

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	￦	29,556,711	￦	33,455,476
Financial bonds		22,009,492		20,898,723
Corporate bonds		24,134,382		22,492,869
Asset-backed securities		662,791		1,963,242
Other debt securities		284,977		116,127
Equity securities:
Stocks		1,907,737		1,951,150
Equity investments		17,096		9,560
Other equity securities		410,960		809,943
Loans:
Privately placed bonds		549,272		801,050

		79,533,418		82,498,140

Financial assets at amortized cost
Debt securities:
Government and public bonds		6,520,633		6,507,625
Financial bonds		10,965,141		14,257,747
Corporate bonds		10,642,200		9,368,943
Asset-backed securities		7,432,860		9,418,498
Other debt securities		363,985		167,848
Less: Allowances for credit losses		(5,578)		(19,272)

		35,919,241		39,701,389

	￦	115,452,659	￦	122,199,529

F-13
5

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2022 and 2023, are as follows:

		2022				2023
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
		(In millions of Korean won)
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	￦	—	￦	409	￦	—	￦	1,999
	Unlisted		—		20,972		—		14,498
Equity investments			—		252		—		110
Other equity securities			—		15,491		2,774		28,388

		￦	—	￦	37,124	￦	2,774	￦	44,995

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2022 and 2023, are as follows:

		2022				2023
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income (loss) as of disposal date
		(In millions of Korean won)
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	￦	425,736	￦	335,203	￦	36,877	￦	36,739
	Unlisted		—		—		—		(758)
Other equity securities			—		—		71,470		(3,680)

		￦	425,736	￦	335,203	￦	108,347	￦	32,301

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021
	Provision		Reversal		Total
	(In millions of Korean won)
Securities measured at fair value through other comprehensive income	￦	7,466	￦	(385)	￦	7,081
Loans measured at fair value through other comprehensive income		237		(15)		222
Securities measured at amortized cost		1,892		(691)		1,201

	￦	9,595	￦	(1,091)	￦	8,504

F-13
6

	2022
	Provision		Reversal		Total
	(In millions of Korean won)
Securities measured at fair value through other comprehensive income	￦	1,026	￦	(4,808)	￦	(3,782)
Loans measured at fair value through other comprehensive income		83		(460)		(377)
Securities measured at amortized cost		2,808		(740)		2,068

	￦	3,917	￦	(6,008)	￦	(2,091)

	2023
	Provision		Reversal		Total
	(In millions of Korean won)
Securities measured at fair value through other comprehensive income	￦	17,104	￦	(2,547)	￦	14,557
Loans measured at fair value through other comprehensive income		920		(3)		917
Securities measured at amortized cost		15,184		(1,475)		13,709

	￦	33,208	￦	(4,025)	￦	29,183

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2022 and 2023, are as follows:

	2022
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	18,952	￦	28	￦	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(533)		(21)		—
Provision (reversal) for credit losses		(2,354)		263		—
Others (exchange differences, etc.)		278		—		—

Ending	￦	16,343	￦	270	￦	76

	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
	(In millions of Korean won)
Beginning	￦	16,343	￦	270	￦	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(532)		(270)		—
Provision (reversal) for credit losses		29,182		—		1
Others (exchange differences, etc.)		(528)		—		—

Ending	￦	44,465	￦	—	￦	77

F-13
7

13. Investments in Associates and Joint Ventures
13.1 Details of investments in associates and joint ventures as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
KB-KDBC Pre-IPO New Technology Business Investment Fund 2	66.66	￦	3,601	￦	5,978	￦	5,978	Investment finance	Korea
Balhae Infrastructure Company 1	12.61		96,516		90,653		90,617	Investment finance	Korea
Aju Good Technology Venture Fund	38.47		8,143		19,840		19,836	Investment finance	Korea
KG Capital Co., Ltd.	49.00		9,800		20,250		19,162	Auto loans	Korea
Incheon Bridge Co., Ltd. 1	14.99		9,158		(15,963)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. 1	17.86		440		60		60	Research, consulting, and big data	Korea
Paycoms Co., Ltd. 3	12.24		800		201		213	System software publishing	Korea
Food Factory Co., Ltd. 4	22.22		1,000		696		1,399	Farm product distribution	Korea
KBSP Private Equity Fund No.4 1	14.95		6,100		1,892		1,892	Investment finance	Korea
Korea Credit Bureau Co., Ltd. 1	9.00		4,500		4,959		4,959	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,266		4,266	Investment finance	Korea
KB-Solidus Global Healthcare Fund 2	43.33		25,927		21,735		22,432	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		4,798		4,798	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund 2	56.00		9,744		13,794		13,794	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund 2	42.55		12,450		17,801		17,051	Investment finance	Korea
KB-SJ Tourism Venture Fund 1	18.52		4,599		3,773		3,773	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		957		957	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund 1	14.56		23,801		25,144		25,144	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 2	37.69		18,041		16,539		16,539	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund 2	44.29		21,375		19,180		19,180	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,542		9,542	Investment finance	Korea
All Together Korea Fund No.2 5	99.99		10,000		10,244		10,244	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund 1	12.00		10,006		12,554		12,554	Asset management	Korea
December & Company Inc. 1	16.78		29,951		3,735		16,029	Investment finance	Korea
2020 KB Fintech Renaissance Fund 1	5.05		550		630		630	Investment finance	Korea
KB Material and Parts No.1 PEF 1	14.47		3,400		3,321		3,321	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		12,775		10,483		10,483	Investment finance	Korea
G payment Joint Stock Company	43.84		9,029		2,917		9,281	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,965		1,965	Investment finance	Korea
KB-BridgePole Venture Investment Fund 1	6.30		850		835		835	Investment finance	Korea
KB-Kyobo New Mobility Power Fund	28.57		3,000		2,826		2,826	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.06		988		949		949	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.52		818		792		792	Investment finance	Korea
SKS-VLP New Technology Investment Fund No.2	23.11		1,156		1,121		1,121	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		45,157		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		2,137		1,475		1,475	Investment finance	Korea

F-13
8

	December 31, 2022
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
JS Private Equity Fund No.3	20.48	￦	1,700	￦	1,664	￦	1,664	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,979		1,979	Investment finance	Korea
KB-FT 1st Green Growth Investment Fund 1	10.34		2,000		1,970		1,970	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		43,468		43,468	Investment finance	Korea
THE CHAEUL FUND NO.1	31.25		1,000		989		989	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,000		1,870		1,870	Investment finance	Korea
KB-KTB Technology Venture Fund 2	50.90		16,800		16,256		16,256	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund 2	88.23		19,800		18,651		18,651	Investment finance	Korea
Paramark KB Fund No.1 1	17.34		12,199		10,966		10,966	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 1	7.12		7,268		7,269		7,233	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	43.96		2,000		1,977		1,977	Investment finance	Korea
History 2022 Fintech Fund	34.78		2,000		1,981		1,981	Investment finance	Korea
PEBBLES-MW M.C.E New Technology Investment Fund 1 st	23.26		2,000		1,982		1,982	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		9,350		9,043		9,043	Investment finance	Korea
TMAP Mobility Co., Ltd. 1	8.25		200,000		61,518		194,455	Application software development and supply	Korea
Nextrade Co., Ltd. 1	6.64		9,700		9,700		9,700	Investment finance	Korea
Shinhan Global Mobility Fund No.1	24.56		1,345		1,345		1,345	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,995		1,995		1,995	Investment finance	Korea
Others			2,029		(741)		1,048

		￦	743,867	￦	558,981	￦	682,669

9

	December 31, 2023
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
KB-KDBC Pre-IPO New Technology Business Investment Fund 2	66.66	￦	3,601	￦	6,062	￦	6,063	Investment finance	Korea
Balhae Infrastructure Company 1	12.61		95,437		93,803		93,766	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		343		14,297		14,296	Investment finance	Korea
Incheon Bridge Co., Ltd. 1	14.99		9,158		(12,640)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. 1	17.77		440		94		94	Research, consulting, and big data	Korea
Food Factory Co., Ltd. 4	22.22		1,000		654		1,483	Farm product distribution	Korea
KBSP Private Equity Fund No.4 1	14.95		6,100		2,495		2,494	Investment finance	Korea
Korea Credit Bureau Co., Ltd. 1	9.00		4,500		5,617		5,617	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,853		4,853	Investment finance	Korea
KB-Solidus Global Healthcare Fund 2	43.33		17,217		17,789		18,485	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		4,738		4,738	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund 2	56.00		9,072		12,372		12,372	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund 2	42.55		—		6,145		5,395	Investment finance	Korea
KB-SJ Tourism Venture Fund 1	18.52		4,599		3,242		3,242	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		952		952	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund 1	14.56		16,837		18,885		18,885	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 2	37.69		17,566		15,946		15,910	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund 2	44.29		19,124		15,680		17,977	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,483		9,482	Investment finance	Korea
All Together Korea Fund No.2 5	99.99		10,000		10,541		10,541	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund 1	12.00		9,572		17,810		17,810	Asset management	Korea
2020 KB Fintech Renaissance Fund 1	5.05		550		1,041		1,041	Investment finance	Korea
KB Material and Parts No.1 PEF 1	14.47		3,400		3,300		3,300	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		10,650		7,697		7,697	Investment finance	Korea
G payment Joint Stock Company	43.84		8,950		3,319		8,966	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,922		1,923	Investment finance	Korea
KB-BridgePole Venture Investment Fund 1	6.30		136		863		863	Investment finance	Korea
KB-Kyobo New Mobility Power Fund	28.57		3,000		2,622		2,622	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.40		988		927		928	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.05		818		775		775	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		27,213		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		7,675		6,106		6,105	Investment finance	Korea
JS Private Equity Fund No.3	20.48		1,700		1,862		1,862	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,949		1,949	Investment finance	Korea
KB-FT 1st Green Growth Investment Fund 1	10.34		2,000		1,928		1,928	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		43,922		43,922	Investment finance	Korea
THE CHAEUL FUND NO.1	31.25		1,000		972		972	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,366		2,398		2,398	Investment finance	Korea

F-1
40

	December 31, 2023
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
	(In millions of Korean won)
KB-KTB Technology Venture Fund 2	50.90	￦	22,401	￦	21,389	￦	21,391	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund 2	90.40		42,540		41,326		40,172	Investment finance	Korea
Paramark KB Fund No.1 1	17.34		15,541		13,645		13,645	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 1	7.12		9,476		9,477		9,376	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	44.00		2,000		1,965		1,965	Investment finance	Korea
History 2022 Fintech Fund	34.80		2,000		1,938		1,938	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		20,449		19,429		19,429	Investment finance	Korea
TMAP Mobility Co., Ltd. 1	8.25		199,981		51,866		183,572	Application software development and supply	Korea
Nextrade Co., Ltd. 1	6.64		9,700		9,225		9,225	Investment finance	Korea
Shinhan Global Mobility Fund No.1	24.56		1,345		1,324		1,324	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,908		1,890		1,890	Investment finance	Korea
Lakewood-AVES Fund No.1	39.06		2,000		1,977		1,977	Investment finance	Korea
MW-Pyco NewWave New Technology Investment Fund 4th 2	51.30		2,000		1,965		1,965	Investment finance	Korea
Bitgoeul Cheomdan Green 1st Co., Ltd. 1	19.00		190		165		165	Electricity	Korea
KB-SUSUNG 1st Investment Fund 1	15.00		3,000		2,953		2,953	Investment finance	Korea
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	20.43		27,034		26,969		26,969	Investment finance	Korea
Friend 55 New Technology Business Investment Fund 2	53.30		1,200		1,182		1,182	Investment finance	Korea
DSIP-Pharos Bioenergy Fund	34.10		4,000		16,458		16,458	Investment finance	Korea
Shinhan-Eco Venture Fund 2nd	20.00		1,825		1,800		1,800	Investment finance	Korea
Leading H2O Fund 1	48.20		1,500		1,489		1,489	Investment finance	Korea
2023 JB Newtech No.2 Fund	25.70		1,800		1,786		1,786	Investment finance	Korea
U-KB Credit No.1 Private Equity	33.33		6,900		6,850		6,850	Investment finance	Korea
KB-BridgePole Venture Investment Fund No.2 1	14.29		1,500		1,494		1,494	Investment finance	Korea
Sirius Silicon Valley I New Technology Fund	20.43		500		485		485	Investment finance	Korea
Others			1,978		1,731		1,016

		￦	760,593	￦	598,413	￦	722,222

1
As of December 31, 2022 and 2023, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

2
In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative
members; the Group has applied the equity method as the Group cannot control the investee by itself.

3	The ownership of Paycoms Co., Ltd. would be 21.68 % as of December 31, 2022, considering the potential voting rights of convertible bonds.
4	The ownership of Food Factory Co., Ltd. would be 30.00% and 30.00% as of December 31, 2022 and 2023, respectively, considering the potential voting rights of convertible bonds.
5	As of December 31, 2022 and 2023, the Group participates in the investment management committee but cannot exercise control.
In accordance with IAS No.28
Investments in Associates and Joint Ventures
, the Group elected an exemption from applying the equity method for 57 companies including Banksalad Co., Ltd. and classified them as financial assets at fair value through profit or loss.
Although the Group holds 20% or more of the ownership, investment trusts with limited influence on related activities according to trust contracts, and companies with limited influence on related activities due to bankruptcy and corporate rehabilitation proceedings are excluded from associates.

F-1
41

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2022 and 2023, are as follows:

	December 31, 2022*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount

	(In millions of Korean won)
KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	9,226	￦	260	￦	5,400	￦	8,966	￦	5,978	￦	—	￦	5,978
Balhae Infrastructure Company		781,317		62,422		765,686		718,895		90,653		(36)		90,617
Aju Good Technology Venture Fund		58,749		7,171		21,180		51,578		19,840		(4)		19,836
KG Capital Co., Ltd.		85,077		43,749		20,000		41,328		20,250		(1,088)		19,162
Incheon Bridge Co., Ltd.		554,738		661,227		61,096		(106,489)		(15,963)		15,963		—
Big Dipper Co., Ltd.		642		308		493		334		60		—		60
Paycoms Co., Ltd.		3,781		2,032		926		1,749		201		12		213
Food Factory Co., Ltd.		8,599		5,468		450		3,131		696		703		1,399
KBSP Private Equity Fund No.4		13,432		776		40,800		12,656		1,892		—		1,892
Korea Credit Bureau Co., Ltd.		155,165		100,065		10,000		55,100		4,959		—		4,959
KB Social Impact Investment Fund		14,658		439		15,000		14,219		4,266		—		4,266
KB-Solidus Global Healthcare Fund		50,796		639		23,100		50,157		21,735		697		22,432
POSCO-KB Shipbuilding Fund		15,675		321		5,840		15,354		4,798		—		4,798
KB-TS Technology Venture Private Equity Fund		30,346		5,714		17,400		24,632		13,794		—		13,794
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		42,538		705		31,020		41,833		17,801		(750)		17,051
KB-SJ Tourism Venture Fund		20,926		551		24,840		20,375		3,773		—		3,773
UNION Media Commerce Fund		3,319		18		3,450		3,301		957		—		957
KB-Stonebridge Secondary Private Equity Fund		172,979		349		163,413		172,630		25,144		—		25,144
KB SPROTT Renewable Private Equity Fund No.1		44,880		996		47,868		43,884		16,539		—		16,539
KB-UTC Inno-Tech Venture Fund		44,111		809		48,260		43,302		19,180		—		19,180
WJ Private Equity Fund No.1		35,561		161		37,100		35,400		9,542		—		9,542
All Together Korea Fund No.2		10,246		1		10,001		10,245		10,244		—		10,244
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		102,827		498		81,100		102,329		12,554		—		12,554
December & Company Inc.		35,602		13,271		37,367		22,331		3,735		12,294		16,029
2020 KB Fintech Renaissance Fund		12,529		38		10,900		12,491		630		—		630
KB Material and Parts No.1 PEF		22,953		2		23,500		22,951		3,321		—		3,321
FineKB Private Equity Fund No.1		43,759		1,828		51,100		41,931		10,483		—		10,483
G payment Joint Stock Company		10,177		3,523		2,950		6,654		2,917		6,364		9,281
KB-GeneN Medical Venture Fund No.1		8,770		48		8,880		8,722		1,965		—		1,965
KB-BridgePole Venture Investment Fund		13,331		73		13,500		13,258		835		—		835
KB-Kyobo New Mobility Power Fund		9,932		40		10,500		9,892		2,826		—		2,826
DA-Friend New Technology Investment Fund No.2		3,527		21		3,650		3,506		949		—		949
Cornerstone Pentastone Fund No.4		3,704		23		3,800		3,681		792		—		792
SKS-VLP New Technology Investment Fund No.2		4,855		2		5,001		4,853		1,121		—		1,121
Star-Lord General Investors Private Real Estate Investment Company No.10		585,401		413,283		178,000		172,118		45,157		(45,157)		—
KB-Badgers Future Mobility ESG Fund No.1		3,607		—		5,225		3,607		1,475		—		1,475

F-1
42

	December 31, 2022*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount

	(In millions of Korean won)
JS Private Equity Fund No.3	￦	8,126	￦	1	￦	8,300	￦	8,125	￦	1,664	￦	—	￦	1,664
Mirae Asset Mobility Investment Fund No.1		8,683		73		8,700		8,610		1,979		—		1,979
KB-FT 1st Green Growth Investment Fund 1		19,051		—		19,345		19,051		1,970		—		1,970
Glenwood Credit Private Equity Fund No.2		145,787		376		140,500		145,411		43,468		—		43,468
THE CHAEUL FUND NO.1		3,166		—		3,200		3,166		989		—		989
Smart Korea KB Future9-Sejong Venture Fund		4,862		—		5,200		4,862		1,870		—		1,870
KB-KTB Technology Venture Fund		32,214		280		33,000		31,934		16,256		—		16,256
KB-SOLIDUS Healthcare Investment Fund		21,483		345		22,440		21,138		18,651		—		18,651
Paramark KB Fund No.1		63,260		22		70,169		63,238		10,966		—		10,966
KB Co-Investment Private Equity Fund No.1		101,771		198		102,067		101,573		7,269		(36)		7,233
POSITIVE Sobujang Venture Fund No.1		4,521		23		4,550		4,498		1,977		—		1,977
History 2022 Fintech Fund		5,695		—		5,750		5,695		1,981		—		1,981
PEBBLES-MW M.C.E New Technology Investment Fund 1 st		8,562		40		8,600		8,522		1,982		—		1,982
KB-NP Green ESG New Technology Venture Capital Fund		31,838		638		32,260		31,200		9,043		—		9,043
TMAP Mobility Co., Ltd.		920,597		174,696		8,677		745,901		61,518		132,937		194,455
Nextrade Co., Ltd.		146,100		—		146,100		146,100		9,700		—		9,700
Shinhan Global Mobility Fund1		5,474		—		5,700		5,474		1,345		—		1,345
SKB Next Unicorn K-Battery Fund No.1		5,705		14		5,691		5,691		1,995		—		1,995

	2022*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends

	(In millions of Korean won)
KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	1,699	￦	(917)	￦	—	￦	(917)	￦	—
Balhae Infrastructure Company		100,720		133,964		—		133,964		16,646
Aju Good Technology Venture Fund		22,381		6,018		—		6,018		1,200
KG Capital Co., Ltd.		11,569		474		374		848		—
Incheon Bridge Co., Ltd.		130,456		23,754		—		23,754		—
Big Dipper Co., Ltd.		834		(672)		—		(672)		—
Paycoms Co., Ltd.		1,266		399		—		399		—
Food Factory Co., Ltd.		9,059		605		—		605		—
KBSP Private Equity Fund No.4		6		(24,985)		—		(24,985)		—
Korea Credit Bureau Co., Ltd.		144,906		13,809		—		13,809		—
KB Social Impact Investment Fund		240		(55)		—		(55)		—
KB-Solidus Global Healthcare Fund		2,952		(15,775)		—		(15,775)		—
POSCO-KB Shipbuilding Fund		1,721		1,072		—		1,072		—
KB-TS Technology Venture Private Equity Fund		1,043		2,682		—		2,682		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		11,851		1,541		—		1,541		—
KB-SJ Tourism Venture Fund		719		145		—		145		—
UNION Media Commerce Fund		—		(8)		—		(8)		—
KB-Stonebridge Secondary Private Equity Fund		22,445		20,887		—		20,887		2,006

F-14
3

	2022*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends

	(In millions of Korean won)
KB SPROTT Renewable Private Equity Fund No.1	￦	—	￦	(1,020)	￦	—	￦	(1,020)	￦	—
KB-UTC Inno-Tech Venture Fund		—		(905)		(1,647)		(2,552)		—
WJ Private Equity Fund No.1		430		(229)		—		(229)		—
All Together Korea Fund No.2		179		173		—		173		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		21,470		5,713		—		5,713		—
December & Company Inc.		868		(32,002)		—		(32,002)		—
2020 KB Fintech Renaissance Fund		395		243		—		243		—
KB Material and Parts No.1 PEF		451		83		—		83		34
FineKB Private Equity Fund No.1		14,244		(7,938)		—		(7,938)		—
G payment Joint Stock Company		3,401		(831)		—		(831)		—
KB-GeneN Medical Venture Fund No.1		1		(158)		—		(158)		—
KB-BridgePole Venture Investment Fund		4		(242)		—		(242)		—
KB-Kyobo New Mobility Power Fund		2		(608)		—		(608)		—
DA-Friend New Technology Investment Fund No.2		—		(144)		—		(144)		—
Cornerstone Pentastone Fund No.4		—		(119)		—		(119)		—
SKS-VLP New Technology Investment Fund No.2		1		(148)		—		(148)		—
Star-Lord General Investors Private Real Estate Investment Company No.10		16,792		(4,254)		—		(4,254)		—
KB-Badgers Future Mobility ESG Fund No.1		—		(1,618)		—		(1,618)		—
JS Private Equity Fund No.3		—		(175)		—		(175)		—
Mirae Asset Mobility Investment Fund No.1		9		(90)		—		(90)		—
KB-FT 1st Green Growth Investment Fund 1		5		(294)		—		(294)		—
Glenwood Credit Private Equity Fund No.2		5,286		4,911		—		4,911		—
THE CHAEUL FUND NO.1		—		(34)		—		(34)		—
Smart Korea KB Future9-Sejong Venture Fund		13		(236)		—		(236)		—
KB-KTB Technology Venture Fund		134		(973)		—		(973)		—
KB-SOLIDUS Healthcare Investment Fund		14		(1,302)		—		(1,302)		—
Paramark KB Fund No.1		581		(6,010)		—		(6,010)		—
KB Co-Investment Private Equity Fund No.1		14		(494)		—		(494)		—
POSITIVE Sobujang Venture Fund No.1		1		(52)		—		(52)		—
History 2022 Fintech Fund		—		(55)		—		(55)		—
PEBBLES-MW M.C.E New Technology Investment Fund 1 st		—		(78)		—		(78)		—
KB-NP Green ESG New Technology Venture Capital Fund		19		(1,059)		—		(1,059)		—
TMAP Mobility Co., Ltd.		139,792		(132,476)		—		(132,476)		—
Nextrade Co., Ltd.		—		—		—		—		—
Shinhan Global Mobility Fund1		—		(226)		—		(226)		—
SKB Next Unicorn K-Battery Fund No.1		1		—		—		—		—

	December 31, 2023*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount

	(In millions of Korean won)
KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	9,095	￦	1	￦	5,400	￦	9,094	￦	6,062	￦	1	￦	6,063
Balhae Infrastructure Company		818,545		74,665		794,860		743,880		93,803		(37)		93,766
Aju Good Technology Venture Fund		37,569		395		900		37,174		14,297		(1)		14,296

F-14
4

	December 31, 2023*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount

	(In millions of Korean won)
Incheon Bridge Co., Ltd.	￦	518,134	￦	602,460	￦	61,096	￦	(84,326)	￦	(12,640)	￦	12,640	￦	—
Big Dipper Co., Ltd.		813		285		495		528		94		—		94
Food Factory Co., Ltd.		9,138		6,196		450		2,942		654		829		1,483
KBSP Private Equity Fund No.4		16,807		571		39,700		16,236		2,495		(1)		2,494
Korea Credit Bureau Co., Ltd.		131,164		68,756		10,000		62,408		5,617		—		5,617
KB Social Impact Investment Fund		16,440		263		15,000		16,177		4,853		—		4,853
KB-Solidus Global Healthcare Fund		41,567		517		3,000		41,050		17,789		696		18,485
POSCO-KB Shipbuilding Fund		16,520		1,357		5,840		15,163		4,738		—		4,738
KB-TS Technology Venture Private Equity Fund		28,233		6,139		16,200		22,094		12,372		—		12,372
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		14,441		—		—		14,441		6,145		(750)		5,395
KB-SJ Tourism Venture Fund		18,003		498		24,840		17,505		3,242		—		3,242
UNION Media Commerce Fund		3,318		32		3,450		3,286		952		—		952
KB-Stonebridge Secondary Private Equity Fund		129,860		205		115,598		129,655		18,885		—		18,885
KB SPROTT Renewable Private Equity Fund No.1		42,868		379		46,868		42,489		15,946		(36)		15,910
KB-UTC Inno-Tech Venture Fund		35,978		573		43,180		35,405		15,680		2,297		17,977
WJ Private Equity Fund No.1		35,342		161		37,100		35,181		9,483		(1)		9,482
All Together Korea Fund No.2		10,543		1		10,001		10,542		10,541		—		10,541
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		145,519		474		76,400		145,045		17,810		—		17,810
2020 KB Fintech Renaissance Fund		20,664		38		10,900		20,626		1,041		—		1,041
KB Material and Parts No.1 PEF		22,808		2		23,500		22,806		3,300		—		3,300
FineKB Private Equity Fund No.1		30,930		141		42,600		30,789		7,697		—		7,697
G payment Joint Stock Company		10,018		2,386		2,950		7,632		3,319		5,647		8,966
KB-GeneN Medical Venture Fund No.1		8,583		48		8,880		8,535		1,922		1		1,923
KB-BridgePole Venture Investment Fund		13,781		72		2,160		13,709		863		—		863
KB-Kyobo New Mobility Power Fund		9,216		40		10,500		9,176		2,622		—		2,622
DA-Friend New Technology Investment Fund No.2		3,502		74		3,650		3,428		927		1		928
Cornerstone Pentastone Fund No.4		3,623		22		3,800		3,601		775		—		775
Star-Lord General Investors Private Real Estate Investment Company No.10		522,947		419,224		178,000		103,723		27,213		(27,213)		—
KB-Badgers Future Mobility ESG Fund No.1		15,600		672		18,766		14,928		6,106		(1)		6,105
JS Private Equity Fund No.3		9,090		1		8,300		9,089		1,862		—		1,862
Mirae Asset Mobility Investment Fund No.1		8,551		74		8,700		8,477		1,949		—		1,949

F-14
5

	December 31, 2023*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount

	(In millions of Korean won)
KB-FT 1st Green Growth Investment Fund 1	￦	18,649	￦	—	￦	19,345	￦	18,649	￦	1,928	￦	—	￦	1,928
Glenwood Credit Private Equity Fund No.2		147,385		455		140,500		146,930		43,922		—		43,922
THE CHAEUL FUND NO.1		3,111		—		3,200		3,111		972		—		972
Smart Korea KB Future9-Sejong Venture Fund		6,314		81		6,152		6,233		2,398		—		2,398
KB-KTB Technology Venture Fund		42,263		246		44,000		42,017		21,389		2		21,391
KB-SOLIDUS Healthcare Investment Fund		44,875		330		47,190		44,545		41,326		(1,154)		40,172
Paramark KB Fund No.1		78,715		28		89,441		78,687		13,645		—		13,645
KB Co-Investment Private Equity Fund No.1		131,929		257		133,075		131,672		9,477		(101)		9,376
POSITIVE Sobujang Venture Fund No.1		4,494		23		4,550		4,471		1,965		—		1,965
History 2022 Fintech Fund		5,611		39		5,750		5,572		1,938		—		1,938
KB-NP Green ESG New Technology Venture Capital Fund		68,228		1,193		70,557		67,035		19,429		—		19,429
TMAP Mobility Co., Ltd.		849,894		220,824		8,680		629,070		51,866		131,706		183,572
Nextrade Co., Ltd.		139,245		296		146,100		138,949		9,225		—		9,225
Shinhan Global Mobility Fund No.1		5,389		1		5,700		5,388		1,324		—		1,324
SKB Next Unicorn K-Battery Fund No.1		7,609		—		7,700		7,609		1,890		—		1,890
Lakewood-AVES Fund No.1		5,065		4		5,120		5,061		1,977		—		1,977
MW-Pyco NewWave New Technology Investment Fund 4th		3,832		—		3,900		3,832		1,965		—		1,965
Bitgoeul Cheomdan Green 1st Co., Ltd.		877		6		1,000		871		165		—		165
KB-SUSUNG 1st Investment Fund		19,690		—		20,000		19,690		2,953		—		2,953
Friend 55 New Technology Business Investment Fund		2,220		3		2,250		2,217		1,182		—		1,182
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP		132,025		11		132,331		132,014		26,969		—		26,969
DSIP-Pharos Bioenergy Fund		48,307		44		11,730		48,263		16,458		—		16,458
Shinhan-Eco Venture Fund 2nd		9,067		66		9,125		9,001		1,800		—		1,800
Leading H2O Fund 1		3,088		1		3,110		3,087		1,489		—		1,489
2023 JB Newtech No.2 Fund		6,946		2		7,000		6,944		1,786		—		1,786
U-KB Credit No.1 Private Equity		20,557		6		20,700		20,551		6,851		(1)		6,850
KB-BridgePole Venture Investment Fund No.2		10,502		41		10,500		10,461		1,494		—		1,494
Sirius Silicon Valley I New Technology Fund		2,040		2		2,100		2,038		485		—		485

F-14
6

	2023*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
	(In millions of Korean won)
KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	—	￦	(12)	￦	—	￦	(12)	￦	—
Balhae Infrastructure Company		126,682		121,783		—		121,783		9,582
Aju Good Technology Venture Fund		20,386		15,176		—		15,176		3,577
Incheon Bridge Co., Ltd.		128,860		22,110		—		22,110		—
Big Dipper Co., Ltd.		324		(242)		—		(242)		—
Food Factory Co., Ltd.		10,283		(89)		—		(89)		—
KBSP Private Equity Fund No.4		3,894		4,073		—		4,073		—
Korea Credit Bureau Co., Ltd.		163,707		8,012		—		8,012		90
KB Social Impact Investment Fund		2,230		1,958		—		1,958		—
KB-Solidus Global Healthcare Fund		42,005		36,193		—		36,193		10,920
POSCO-KB Shipbuilding Fund		709		(191)		—		(191)		—
KB-TS Technology Venture Private Equity Fund		836		362		—		362		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		7,610		2,302		—		2,302		—
KB-SJ Tourism Venture Fund		664		(2,870)		—		(2,870)		—
UNION Media Commerce Fund		—		(16)		—		(16)		—
KB-Stonebridge Secondary Private Equity Fund		9,698		7,558		—		7,558		396
KB SPROTT Renewable Private Equity Fund No.1		26		(689)		—		(689)		—
KB-UTC Inno-Tech Venture Fund		758		(5,024)		2,208		(2,816)		3
WJ Private Equity Fund No.1		430		(218)		—		(218)		—
All Together Korea Fund No.2		303		297		—		297		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		58,734		47,415		—		47,415		—
2020 KB Fintech Renaissance Fund		8,289		8,134		—		8,134		—
KB Material and Parts No.1 PEF		451		90		—		90		34
FineKB Private Equity Fund No.1		820		(2,578)		—		(2,578)		16
G payment Joint Stock Company		11,434		(539)		—		(539)		—
KB-GeneN Medical Venture Fund No.1		—		(187)		—		(187)		—
KB-BridgePole Venture Investment Fund		22,202		21,916		—		21,916		638
KB-Kyobo New Mobility Power Fund		1		(715)		—		(715)		—
DA-Friend New Technology Investment Fund No.2		—		(78)		—		(78)		—
Cornerstone Pentastone Fund No.4		—		(81)		—		(81)		—
Star-Lord General Investors Private Real Estate Investment Company No.10		33,947		(55,599)		—		(55,599)		—
KB-Badgers Future Mobility ESG Fund No.1		150		(2,219)		—		(2,219)		—
JS Private Equity Fund No.3		1,135		963		—		963		—
Mirae Asset Mobility Investment Fund No.1		19		(133)		—		(133)		—
KB-FT 1st Green Growth Investment Fund 1		3		(402)		—		(402)		—
Glenwood Credit Private Equity Fund No.2		10,374		9,611		—		9,611		2,428
THE CHAEUL FUND NO.1		1		(55)		—		(55)		—
Smart Korea KB Future9-Sejong Venture Fund		667		391		—		391		—
KB-KTB Technology Venture Fund		166		(917)		—		(917)		—
KB-SOLIDUS Healthcare Investment Fund		16		(1,344)		—		(1,344)		—
Paramark KB Fund No.1		1,085		(3,824)		—		(3,824)		—
KB Co-Investment Private Equity Fund No.1		21		(908)		—		(908)		—
POSITIVE Sobujang Venture Fund No.1		75		(28)		—		(28)		—
History 2022 Fintech Fund		1		(123)		—		(123)		—
KB-NP Green ESG New Technology Venture Capital Fund		21		(2,463)		—		(2,463)		—
TMAP Mobility Co., Ltd.		294,016		(100,432)		—		(100,432)		—
Nextrade Co., Ltd.		—		(7,150)		—		(7,150)		—
Shinhan Global Mobility Fund No.1		—		(115)		—		(115)		—
SKB Next Unicorn K-Battery Fund No.1		123		(87)		—		(87)		—
Lakewood-AVES Fund No.1		—		(60)		—		(60)		—
MW-Pyco NewWave New Technology Investment Fund 4th		1		(68)		—		(68)		—
Bitgoeul Cheomdan Green 1st Co., Ltd.		—		(124)		—		(124)		—

F-14
7

	2023*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
	(In millions of Korean won)
KB-SUSUNG 1st Investment Fund	￦	47	￦	(310)	￦	—	￦	(310)	￦	—
Friend 55 New Technology Business Investment Fund		3		(33)		—		(33)		—
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP		—		(225)		(93)		(318)		—
DSIP-Pharos Bioenergy Fund		36,813		36,533		—		36,533		—
Shinhan-Eco Venture Fund 2nd		2		(125)		—		(125)		—
Leading H2O Fund 1		5		(23)		—		(23)		—
2023 JB Newtech No.2 Fund		2		(56)		—		(56)		—
U-KB Credit No.1 Private Equity		345		(149)		—		(149)		—
KB-BridgePole Venture Investment Fund No.2		2		(39)		—		(39)		—
Sirius Silicon Valley I New Technology Fund		1		(62)		—		(62)		—

*
The condensed financial information of the associates and joint ventures is adjusted to reflect adjustments, such as fair value adjustments recognized at the time of acquisition and adjustments for differences in accounting policies.

F-14
8

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2022 and 2023, are as follows:

	2022*
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income (loss)		Ending

	(In millions of Korean won)
KB Pre IPO Secondary Venture Fund No.1	￦	1,622	￦	—	￦	(1,429)	￦	—	￦	(193)	￦	—	￦	—
KB-KDBC Pre-IPO New Technology Business Investment Fund		11,789		—		(5,200)		—		(611)		—		5,978
KB Star Office Private Real Estate Master Fund No.1		26,240		—		(5,960)		(20,280)		—		—		—
Balhae Infrastructure Company		99,785		—		(9,408)		(16,646)		16,886		—		90,617
Incheon Bridge Co., Ltd.		—		—		—		—		—		—		—
Aju Good Technology Venture Fund		22,921		—		(4,200)		(1,200)		2,315		—		19,836
KG Capital Co., Ltd.		18,222		—		—		—		757		183		19,162
Big Dipper Co., Ltd.		—		291		—		—		(231)		—		60
Paycoms Co., Ltd.		525		—		—		—		(312)		—		213
Food Factory Co., Ltd.		1,320		—		—		—		132		(53)		1,399
KBSP Private Equity Fund No.4		5,628		—		—		—		(3,736)		—		1,892
Korea Credit Bureau Co., Ltd.		4,497		—		—		—		462		—		4,959
KB Social Impact Investment Fund		4,282		—		—		—		(16)		—		4,266
KB-Solidus Global Healthcare Fund		48,898		—		(19,630)		—		(6,836)		—		22,432
POSCO-KB Shipbuilding Fund		5,413		—		(950)		—		335		—		4,798
KB-TS Technology Venture Private Equity Fund		16,828		—		(4,536)		—		1,502		—		13,794
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		28,919		—		(12,800)		—		932		—		17,051
KB-SJ Tourism Venture Fund		4,146		—		(400)		—		27		—		3,773
UNION Media Commerce Fund		959		—		—		—		(2)		—		957
KB-Stonebridge Secondary Private Equity Fund		21,948		4,370		(2,210)		(2,006)		3,042		—		25,144
KB SPROTT Renewable Private Equity Fund No.1		4,680		12,246		—		—		(387)		—		16,539
KB-UTC Inno-Tech Venture Fund		20,972		—		—		—		(1,306)		(486)		19,180
WJ Private Equity Fund No.1		9,604		—		—		—		(62)		—		9,542
All Together Korea Fund No.2		10,070		—		—		—		174		—		10,244
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		15,254		1,320		(4,706)		—		686		—		12,554
Project Vanilla Co., Ltd.		525		—		(525)		—		—		—		—
December & Company Inc.		21,388		—		(49)		—		(5,353)		43		16,029
2020 KB Fintech Renaissance Fund		618		—		—		—		12		—		630
KB Material and Parts No.1 PEF		3,343		—		—		(34)		12		—		3,321
FineKB Private Equity Fund No.1		8,067		7,500		(3,100)		—		(1,984)		—		10,483
KB Bio Private Equity No.3 Ltd.		9,950		—		(3,922)		(6,028)		—		—		—
G payment Joint Stock Company		9,350		295		—		—		(364)		—		9,281
Apollo REIT PropCo LLC		—		19,968		(19,968)		—		—		—		—
KB-GeneN Medical Venture Fund No.1		—		2,000		—		—		(35)		—		1,965
KB-BridgePole Venture Investment Fund		—		850		—		—		(15)		—		835
KB-Kyobo New Mobility Power Fund		—		3,000		—		—		(174)		—		2,826
DA-Friend New Technology Investment Fund No.2		—		988		—		—		(39)		—		949
Cornerstone Pentastone Fund No.4		—		818		—		—		(26)		—		792
SKS-VLP New Technology Investment Fund No.2		—		1,156		—		—		(35)		—		1,121

9

	2022*
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income (loss)		Ending

	(In millions of Korean won)
Star-Lord General Investors Private Real Estate Investment Company No.10	￦	—	￦	46,700	￦	—	￦	—	￦	(46,700)	￦	—	￦	—
KB-Badgers Future Mobility ESG Fund No.1		—		2,137		—		—		(662)		—		1,475
JS Private Equity Fund No.3		—		1,700		—		—		(36)		—		1,664
Mirae Asset Mobility Investment Fund No.1		—		2,000		—		—		(21)		—		1,979
KB-FT 1st Green Growth Investment Fund 1		—		2,000		—		—		(30)		—		1,970
Glenwood Credit Private Equity Fund No.2		—		42,000		—		—		1,468		—		43,468
THE CHAEUL FUND NO.1		—		1,000		—		—		(11)		—		989
Smart Korea KB Future9-Sejong Venture Fund		962		1,000		—		—		(92)		—		1,870
KB-KTB Technology Venture Fund		5,554		11,200		—		—		(498)		—		16,256
KB-SOLIDUS Healthcare Investment Fund		1,800		18,000		—		—		(1,149)		—		18,651
Paramark KB Fund No.1		1,850		12,444		(2,285)		—		(1,043)		—		10,966
KB Co-Investment Private Equity Fund No.1		—		7,268		—		—		(35)		—		7,233
POSITIVE Sobujang Venture Fund No.1		—		2,000		—		—		(23)		—		1,977
History 2022 Fintech Fund		—		2,000		—		—		(19)		—		1,981
PEBBLES-MW M.C.E New Technology Investment Fund 1 st		—		2,000		—		—		(18)		—		1,982
KB-NP Green ESG New Technology Venture Capital Fund		—		9,350		—		—		(307)		—		9,043
TMAP Mobility Co., Ltd.		—		200,000		—		—		(5,797)		252		194,455
Nextrade Co., Ltd.		—		9,700		—		—		—		—		9,700
Shinhan Global Mobility Fund1		—		1,345		—		—		—		—		1,345
SKB Next Unicorn K-Battery Fund No.1		—		1,995		—		—		—		—		1,995
Others		789		50		(44)		—		75		178		1,048

	￦	448,718	￦	430,691	￦	(101,322)	￦	(46,194)	￦	(49,341)	￦	117	￦	682,669

F-1
50

	2023*
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income (loss)		Others		Ending

	(In millions of Korean won)
KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	5,978	￦	—	￦	—	￦	—	￦	85	￦	—	￦	—	￦	6,063
Balhae Infrastructure Company		90,617		—		(1,079)		(9,582)		13,810		—		—		93,766
Hahn & Company No. 4-3 Private Equity Fund		—		8,188		(7,253)		—		(935)		—		—		—
Aju Good Technology Venture Fund		19,836		—		(7,800)		(3,577)		5,837		—		—		14,296
KG Capital Co., Ltd.		19,162		—		—		—		252		(2)		(19,412)		—
Big Dipper Co., Ltd.		60		—		—		—		17		17		—		94
Paycoms Co., Ltd.		213		—		—		—		(57)		—		(156)		—
Food Factory Co., Ltd.		1,399		—		—		—		83		1		—		1,483
KBSP Private Equity Fund No.4		1,892		—		—		—		509		93		—		2,494
Korea Credit Bureau Co., Ltd.		4,959		—		—		(90)		748		—		—		5,617
KB Social Impact Investment Fund		4,266		—		—		—		587		—		—		4,853
KB-Solidus Global Healthcare Fund		22,432		—		(8,710)		(10,920)		15,683		—		—		18,485
POSCO-KB Shipbuilding Fund		4,798		—		—		—		(60)		—		—		4,738
KB-TS Technology Venture Private Equity Fund		13,794		—		(672)		—		(750)		—		—		12,372
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		17,051		—		(13,200)		—		1,544		—		—		5,395
KB-SJ Tourism Venture Fund		3,773		—		—		—		(531)		—		—		3,242
UNION Media Commerce Fund		957		—		—		—		(5)		—		—		952
KB-Stonebridge Secondary Private Equity Fund		25,144		—		(6,964)		(396)		1,101		—		—		18,885
KB SPROTT Renewable Private Equity Fund No.1		16,539		—		(475)		—		(154)		—		—		15,910
KB-UTC Inno-Tech Venture Fund		19,180		—		(2,251)		(3)		399		652		—		17,977
WJ Private Equity Fund No.1		9,542		—		—		—		(60)		—		—		9,482
All Together Korea Fund No.2		10,244		—		—		—		297		—		—		10,541
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		12,554		1,800		(2,234)		—		5,690		—		—		17,810
December & Company Inc.		16,029		—		(14,864)		—		—		—		(1,165)		—
2020 KB Fintech Renaissance Fund		630		—		—		—		411		—		—		1,041
KB Material and Parts No.1 PEF		3,321		—		—		(34)		13		—		—		3,300
FineKB Private Equity Fund No.1		10,483		—		(2,125)		(16)		(645)		—		—		7,697
G payment Joint Stock Company		9,281		—		(79)		—		(236)		—		—		8,966
KB-GeneN Medical Venture Fund No.1		1,965		—		—		—		(42)		—		—		1,923
KB-BridgePole Venture Investment Fund		835		—		(714)		(638)		1,380		—		—		863
KB-Kyobo New Mobility Power Fund		2,826		—		—		—		(204)		—		—		2,622
DA-Friend New Technology Investment Fund No.2		949		—		—		—		(21)		—		—		928
Cornerstone Pentastone Fund No.4		792		—		—		—		(17)		—		—		775
SKS-VLP New Technology Investment Fund No.2		1,121		—		(1,121)		—		—		—		—		—
KB-Badgers Future Mobility ESG Fund No.1		1,475		5,538		—		—		(908)		—		—		6,105
JS Private Equity Fund No.3		1,664		—		—		—		198		—		—		1,862
Mirae Asset Mobility Investment Fund No.1		1,979		—		—		—		(30)		—		—		1,949
KB-FT 1st Green Growth Investment Fund 1		1,970		—		—		—		(42)		—		—		1,928
Glenwood Credit Private Equity Fund No.2		43,468		—		—		(2,428)		2,882		—		—		43,922
THE CHAEUL FUND NO.1		989		—		—		—		(17)		—		—		972

F-1
51

	2023*
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income (loss)		Others		Ending

	(In millions of Korean won)
Smart Korea KB Future9-Sejong Venture Fund	￦	1,870	￦	1,000	￦	(634)	￦	—	￦	162	￦	—	￦	—	￦	2,398
KB-KTB Technology Venture Fund		16,256		5,601		—		—		(466)		—		—		21,391
KB-SOLIDUS Healthcare Investment Fund		18,651		22,752		(12)		—		(1,219)		—		—		40,172
Paramark KB Fund No.1		10,966		3,342		—		—		(663)		—		—		13,645
KB Co-Investment Private Equity Fund No.1		7,233		2,208		—		—		(65)		—		—		9,376
POSITIVE Sobujang Venture Fund No.1		1,977		—		—		—		(12)		—		—		1,965
History 2022 Fintech Fund		1,981		—		—		—		(43)		—		—		1,938
PEBBLES-MW M.C.E New Technology Investment Fund 1 st		1,982		—		(1,982)		—		—		—		—		—
KB-NP Green ESG New Technology Venture Capital Fund		9,043		11,099		—		—		(713)		—		—		19,429
TMAP Mobility Co., Ltd.		194,455		—		(19)		—		(11,893)		1,029		—		183,572
Nextrade Co., Ltd.		9,700		—		—		—		(475)		—		—		9,225
Shinhan Global Mobility Fund No.1		1,345		—		—		—		(21)		—		—		1,324
SKB Next Unicorn K-Battery Fund No.1		1,995		—		(87)		—		(18)		—		—		1,890
Lakewood-AVES Fund No.1		—		2,000		—		—		(23)		—		—		1,977
MW-Pyco NewWave New Technology Investment Fund 4th		—		2,000		—		—		(35)		—		—		1,965
Bitgoeul Cheomdan Green 1st Co., Ltd.		—		190		—		—		(24)		(1)		—		165
KB-SUSUNG 1st Investment Fund		—		3,000		—		—		(47)		—		—		2,953
Friend 55 New Technology Business Investment Fund		—		1,200		—		—		(18)		—		—		1,182
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP		—		27,034		—		—		(46)		(19)		—		26,969
DSIP-Pharos Bioenergy Fund		—		4,000		—		—		12,458		—		—		16,458
Shinhan-Eco Venture Fund 2nd		—		1,825		—		—		(25)		—		—		1,800
Leading H2O Fund 1		—		1,500		—		—		(11)		—		—		1,489
2023 JB Newtech No.2 Fund		—		1,800		—		—		(14)		—		—		1,786
U-KB Credit No.1 Private Equity		—		6,900		—		—		(50)		—		—		6,850
KB-BridgePole Venture Investment Fund No.2		—		1,500		—		—		(6)		—		—		1,494
Sirius Silicon Valley I New Technology Fund		—		500		—		—		(15)		—		—		485
Others		1,048		16		(208)		—		1,899		(1,739)		—		1,016

	￦	682,669	￦	114,993	￦	(72,483)	￦	(27,684)	￦	45,429	￦	31	￦	(20,733)	￦	722,222

*	Gains on disposal of investments in associates and joint ventures amount to ￦ 20,585 million ￦ 6,853 million for the years ended December 31, 2022 and 2023, respectively.

F-1
52

13.4 Unrecognized share of losses of investments in associates and joint ventures due to the discontinuation of recognizing share of losses, for the years ended December 31, 2022 and 2023, and accumulated amount of unrecognized losses as of December 31, 2022 and 2023, are as follows:

	Unrecognized losses for the period				Accumulated unrecognized losses
	2022		2023		December 31, 2022		December 31, 2023

	(In millions of Korean won)
DSMETAL Co., Ltd.	￦	—	￦	—	￦	103	￦	103
Incheon Bridge Co., Ltd.		(3,518)		(3,323)		15,963		12,640
Jungdong Steel Co., Ltd.		—		—		489		489
Shinla Construction Co., Ltd.		—		—		183		183
Jaeyang Industry Co., Ltd.		—		—		30		30
Terra Corporation		—		—		14		14
Jungdo Co., Ltd.		(8)		(120)		543		423
Jinseung Tech Co., Ltd.		—		(18)		18		—
Korea NM Tech Co., Ltd.		3		3		31		34
Chongil Machine & Tools Co., Ltd.		7		—		75		75
Skydigital Inc.		3		20		177		197
Imt Technology Co., Ltd.		—		—		—		—
Jo Yang Industrial Co., Ltd.		8		36		113		149
IDTECK Co., Ltd.		(144)		—		—		—
MJT&I Corp.		1		(1)		153		152
Dae-A Leisure Co., Ltd.		310		87		512		599
Il-Kwang Electronic Materials Co., Ltd.		(2)		—		158		158
Dongjo Co., Ltd.		696		(147)		696		549
Iwon Alloy Co., Ltd.		19		(1)		19		18
Chunsung-meat co., ltd.		24		9		24		33
ALTSCS CO., LTD.		1		395		1		396
RAND Bio Science Co., Ltd.		231		187		540		727
Star-Lord General Investors Private Real Estate Investment Company No.10		9,741		7,691		9,741		17,432

	￦	7,372	￦	4,818	￦	29,583	￦	34,401

14. Property and Equipment, and Investment Properties
14.1 Property and Equipment
14.1.1 Details of property and equipment as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,416,730	￦	—	￦	(4)	￦	2,416,726
Buildings		2,426,317		(839,137)		(5,747)		1,581,433
Leasehold improvements		1,020,095		(943,711)		—		76,384
Equipment and vehicles		2,070,374		(1,766,036)		—		304,338
Construction in-progress		28,045		—		—		28,045
Right-of-use assets		1,440,686		(856,145)		—		584,541

	￦	9,402,247	￦	(4,405,029)	￦	(5,751)	￦	4,991,467

F-15
3

	December 31, 2023
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,442,186	￦	—	￦	(4)	￦	2,442,182
Buildings		2,449,394		(899,839)		(5,747)		1,543,808
Leasehold improvements		1,052,550		(976,520)		—		76,030
Equipment and vehicles		2,027,842		(1,774,850)		—		252,992
Construction in-progress		56,971		—		—		56,971
Right-of-use assets		1,608,541		(1,034,825)		—		573,716

	￦	9,637,484	￦	(4,686,034)	￦	(5,751)	￦	4,945,699

14.1.2 Changes in property and equipment for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Beginning		Acquisition		Transfer 1		Disposal		Depreciation 2		Business combination		Others		Ending

	(In millions of Korean won)
Land	￦	2,548,181	￦	678	￦	(117,290)	￦	(7,223)	￦	—	￦	—	￦	(7,620)	￦	2,416,726
Buildings		1,676,657		12,867		(39,460)		(7,860)		(66,044)		—		5,273		1,581,433
Leasehold improvements		88,251		12,533		36,379		(455)		(60,129)		8		(203)		76,384
Equipment and vehicles		311,183		159,109		1,899		(1,795)		(170,529)		30		4,441		304,338
Construction in-progress		39,579		110,378		(121,306)		(397)		—		—		(209)		28,045
Right-of-use assets		576,047		682,393		(2,640)		(416,712)		(296,509)		—		41,962		584,541

	￦	5,239,898	￦	977,958	￦	(242,418)	￦	(434,442)	￦	(593,211)	￦	38	￦	43,644	￦	4,991,467

	2023
	Beginning		Acquisition		Transfer 1		Disposal		Depreciation 2		Business combination		Others		Ending
	(In millions of Korean won)
Land	￦	2,416,726	￦	51,324	￦	3,501	￦	(2,074)	￦	—	￦	6,585	￦	(33,880)	￦	2,442,182
Buildings		1,581,433		28,344		22,976		(543)		(66,062)		677		(23,017)		1,543,808
Leasehold improvements		76,384		8,390		41,522		(170)		(52,555)		2		2,457		76,030
Equipment and vehicles		304,338		113,823		(14)		(1,217)		(164,724)		3,206		(2,420)		252,992
Construction in-progress		28,045		143,439		(89,168)		—		—		—		(25,345)		56,971
Right-of-use assets		584,541		556,043		(9,735)		(239,365)		(299,599)		672		(18,841)		573,716

	￦	4,991,467	￦	901,363	￦	(30,918)	￦	(243,369)	￦	(582,940)	￦	11,142	￦	(101,046)	￦	4,945,699

1	Includes transfers with investment properties and assets held for sale.
2
Includes depreciation expenses amounting to ￦ 62,256 million and ￦ 62,098 million recorded as insurance service expenses, other operating expenses and others for the years ended December 31, 2022 and 2023, respectively.

F-15
4

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Beginning	Impairment		Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses of property and equipment	￦ (5,751)	￦	—	￦	—	￦	—	￦ (5,751)

	2023
	Beginning	Impairment		Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses of property and equipment	￦ (5,751)	￦	—	￦	—	￦	—	￦ (5,751)
14.2 Investment Properties
14.2.1 Details of investment properties as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	1,496,007	￦	—	￦	(478)	￦	1,495,529
Buildings		1,783,438		(125,428)		(5,199)		1,652,811

	￦	3,279,445	￦	(125,428)	￦	(5,677)	￦	3,148,340

	December 31, 2023
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Land	￦	2,237,030	￦	—	￦	(486)	￦	2,236,544
Buildings		2,027,919		(149,390)		(5,289)		1,873,240

	￦	4,264,949	￦	(149,390)	￦	(5,775)	￦	4,109,784

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2023, are as follows:

December 31, 2023
	Fair value		Valuation techniques	Inputs
(In millions of Korean won)
Land and buildings	￦	214,067	Cost approach method	- Price per square meter - Replacement cost
		2,463,969	Market comparison method	- Price per square meter
		686,260	Discounted cash flow method	- Prospective rental market growth rate - Period of vacancy - Rental ratio - Discount rate and others
		237,900	Income approach method	- Discount rate - Capitalization rate - Vacancy rate

F-15
5

Fair value of investment properties amounts to ￦ 3,469,903 million and ￦ 3,602,196 million as of December 31, 2022 and 2023, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.
Rental income from above investment properties amounts to ￦ 136,493 million and ￦ 134,250 million for the years ended December 31, 2022 and 2023, respectively.
14.2.3 Changes in investment properties for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Beginning		Acquisition		Transfer*		Disposal		Depreciation		Others		Ending
	(In millions of Korean won)
Land	￦	1,577,353	￦	387,282	￦	(64,630)	￦	(414,335)	￦	—	￦	9,859	￦	1,495,529
Buildings		937,591		880,545		(62,186)		(153,562)		(38,156)		88,579		1,652,811

	￦	2,514,944	￦	1,267,827	￦	(126,816)	￦	(567,897)	￦	(38,156)	￦	98,438	￦	3,148,340

	2023
	Beginning		Acquisition		Transfer*		Disposal		Depreciation		Others		Ending
	(In millions of Korean won)
Land	￦	1,495,529	￦	1,062,748	￦	(3,080)	￦	(268,800)	￦	—	￦	(49,853)	￦	2,236,544
Buildings		1,652,811		456,680		1,190		(162,854)		(48,790)		(25,797)		1,873,240

	￦	3,148,340	￦	1,519,428	￦	(1,890)	￦	(431,654)	￦	(48,790)	￦	(75,650)	￦	4,109,784

*	Includes transfers with property and equipment and assets held for sale.
15. Intangible Assets
15.1 Details of intangible assets as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
	(In millions of Korean won)
Goodwill	￦	903,003	￦	—	￦	(70,517)	￦	12,669	￦	845,155
Other intangible assets		3,142,544		(2,096,463)		(32,766)		—		1,013,315

	￦	4,045,547	￦	(2,096,463)	￦	(103,283)	￦	12,669	￦	1,858,470

	December 31, 2023
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
	(In millions of Korean won)
Goodwill	￦	918,913	￦	—	￦	(76,785)	￦	24,846	￦	866,974
Other intangible assets		3,572,298		(2,456,769)		(31,645)		—		1,083,884

	￦	4,491,211	￦	(2,456,769)	￦	(108,430)	￦	24,846	￦	1,950,858

F-15
6

15.2 Details of goodwill as of December 31, 2022 and 2023, are as follows:

	December 31, 2022				December 31, 2023
	Acquisition cost		Carrying amount 1		Acquisition cost		Carrying amount 1
	(In millions of Korean won)
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
Kookmin Bank Cambodia PLC.		1,202		—		—		—
KB Securities Co., Ltd.		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,403
KB Securities Vietnam Joint Stock Company		13,092		13,947		13,092		13,820
KB Daehan Specialized Bank Plc. 2		1,515		1,712		6,189		—
KB PRASAC Bank Plc. 3		—		—		398,144		422,575
PRASAC Microfinance Institution Plc. 3		396,942		415,332		—		—
PT Sunindo Kookmin Best Finance		2,963		2,817		2,963		2,911
PT Bank KB Bukopin Tbk		89,220		83,619		89,220		86,410
PT. KB Finansia Multi Finance		51,820		51,376		51,820		53,089
PT. KB Valbury Sekurita		11,070		10,713		11,070		11,070
Teamwink Inc.		—		—		15,910		15,910
I-Finance Leasing 2		4,674		4,449		—		—

	￦	903,003	￦	845,155	￦	918,913	￦	866,974

1	Includes the effect of exchange differences and others.
2	As of December 31, 2023, calculated by summing up KB Daehan Specialized Bank Plc. and I-Finance Leasing due to planning to merge in 2024.
3	Kookmin Bank Cambodia PLC. merged with KB PRASAC BANK PLC. on September 1, 2023.
15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Beginning	Impairment	Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of goodwill	￦ (70,517)	￦ —	￦	—	￦ (70,517)

	2023
	Beginning	Impairment	Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of goodwill	￦ (70,517)	￦ (6,268)	￦	—	￦ (76,785)

F-15
7

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2023 are as follows:

		December 31, 2023
		Carrying amount of goodwill		Recoverable amount exceeding carrying amount 1		Discount rate (%)	Permanent growth rate (%)
		(In millions of Korean won)
Housing & Commercial Bank	Retail banking	￦	49,315	￦	5,740,481	14.72	1.00
	Corporate banking		15,973		13,290,555	14.32	1.00
	KB Securities Co., Ltd.		58,889		295,887	17.03	1.00
	KB Capital Co., Ltd.		79,609		807,090	14.96	1.00
	KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		57,403		440,659	13.00	1.00
	KB Securities Vietnam Joint Stock Company		13,820		3,869	18.43	1.00
	KB Daehan Specialized Bank Plc.		—		(6,652)	22.30	1.00
	PT Bank KB Bukopin Tbk		86,410		513,845	23.58	3.00
	KB PRASAC Bank Plc.		422,575		76,653	26.74	3.00
	PT Sunindo Kookmin Best Finance		2,911		4,147	17.53	—
	PT. KB Finansia Multi Finance		53,089		5,956	14.24	1.00
	PT. KB Valbury Sekurita		11,070		21,764	12.16	1.00
	Teamwink Inc. 2		15,910		—	—	—

		￦	866,974	￦	21,194,254

1	The recoverable amount exceeding carrying amount is the amount at the time of impairment testing.
2	In December 2023, KB Capital Co., Ltd. incorporated Teamwink Inc. as a subsidiary, and did not conduct a goodwill impairment test.
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

F-15
8

15.5 Details of intangible assets other than goodwill as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	4,740	￦	(2,913)	￦	(716)	￦	1,111
Software		2,260,879		(1,640,631)		—		620,248
Other intangible assets		841,785		(420,381)		(32,050)		389,354
Right-of-use assets		35,140		(32,538)		—		2,602

	￦	3,142,544	￦	(2,096,463)	￦	(32,766)	￦	1,013,315

	December 31, 2023
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
	(In millions of Korean won)
Industrial property rights	￦	4,541	￦	(2,740)	￦	(715)	￦	1,086
Software		2,503,883		(1,936,689)		(840)		566,354
Other intangible assets		1,028,747		(483,808)		(30,090)		514,849
Right-of-use assets		35,127		(33,532)		—		1,595

	￦	3,572,298	￦	(2,456,769)	￦	(31,645)	￦	1,083,884

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Beginning		Acquisition & transfer		Disposal		Amortization 1		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	1,103	￦	254	￦	—	￦	(246)	￦	—	￦	1,111
Software		578,941		290,229		(332)		(249,050)		460		620,248
Other intangible assets 2		396,747		69,596		(10,192)		(62,270)		(4,527)		389,354
Right-of-use assets		3,614		—		—		(1,012)		—		2,602

	￦	980,405	￦	360,079	￦	(10,524)	￦	(312,578)	￦	(4,067)	￦	1,013,315

	2023
	Beginning		Acquisition & transfer		Disposal		Amortization 1		Business combination		Others		Ending
	(In millions of Korean won)
Industrial property rights	￦	1,111	￦	243	￦	—	￦	(268)	￦	—	￦	—	￦	1,086
Software		620,248		238,191		—		(291,422)		23		(686)		566,354
Other intangible assets 2		389,354		239,749		(7,761)		(96,674)		4,991		(14,810)		514,849
Right-of-use assets		2,602		—		—		(1,007)		—		—		1,595

	￦	1,013,315	￦	478,183	￦	(7,761)	￦	(389,371)	￦	5,014	￦	(15,496)	￦	1,083,884

1	Includes ￦ 26,692 million and ￦ 44,286 million recorded as insurance service expenses, other operating expenses and others for the years ended December 31, 2022 and 2023, respectively.
2
Impairment losses for membership right with indefinite useful life among other intangible assets are recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment losses are recognized when its recoverable amount is higher than its carrying amount.

9

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses of other intangible assets	￦ (34,887)	￦ (1,301)	￦	425	￦	2,997	￦ (32,766)

	2023
	Beginning	Impairment	Reversal		Disposal and others		Ending
	(In millions of Korean won)
Accumulated impairment losses of other intangible assets	￦ (32,766)	￦ (12,876)	￦	2,119	￦	11,878	￦ (31,645)
16. Lease
16.1 The Group as a Lessee
16.1.1 Amounts recognized in the consolidated statements of financial position related to lease as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Right-of-use property and equipment:*
Real estate	￦	557,122	￦	548,308
Vehicles		20,281		21,030
Others		7,138		4,378

		584,541		573,716

Right-of-use intangible assets*		2,602		1,595

	￦	587,143	￦	575,311

Lease liabilities*	￦	592,697	￦	588,803

*	Included in property and equipment, intangible assets, and other liabilities.
16.1.2 Amounts recognized in the consolidated statements of comprehensive income related to lease for the years ended December 31, 2022 and 2023, are as follows:

	2022		2023
	(In millions of Korean won)
Depreciation and amortization of right-of-use assets:
Real estate	￦	271,703	￦	243,893
Vehicles		17,661		18,710
Others		7,145		2,748
Intangible assets		1,012		1,008

	￦	297,521	￦	266,359

Interest expenses on the lease liabilities	￦	17,849	￦	21,699
Expense relating to short-term lease		4,388		4,427
Expense relating to lease of low-value assets that are not short-term lease		10,089		5,141
Expense relating to variable lease payments not included in lease liabilities (included in administrative expenses)		3		165

F-1
60

Total cash
outflows
for lease for the years ended December 31, 2022 and 2023 are ￦ 272,050 million and ￦ 244,785 million, respectively.
16.2 The Group as a Lessor
16.2.1 The Group as a finance lessor
16.2.1.1 Gross investment in the lease and present value of minimum lease payments as of December 31, 2022 and 2023, are as follows:

	December 31, 2022				December 31, 2023
	Gross investment in the lease		Present value of minimum lease payments		Gross investment in the lease		Present value of minimum lease payments
	(In millions of Korean won)
Up to 1 year	￦	509,316	￦	363,085	￦	368,316	￦	269,111
1-5 years		679,773		516,701		465,321		364,770
Over 5 years		10,166		10,167		1,250		1,250

	￦	1,199,255	￦	889,953	￦	834,887	￦	635,131

16.2.1.2 Unearned finance income on finance lease as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Gross investment in the lease	￦	1,199,255	￦	834,887
Net investment in the lease:
Present value of minimum lease payments		889,953		635,131
Present value of unguaranteed residual value		232,047		141,969

		1,122,000		777,100

Unearned finance income	￦	77,255	￦	57,787

16.2.2 The Group as an operating lessor
Future minimum lease payments to be received from the
non-cancellable
lease contracts as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Minimum lease payments to be received:
Up to 1 year	￦	919,299	￦	934,238
1-5 years		1,576,352		1,827,136
Over 5 years		227,946		262,157

	￦	2,723,597	￦	3,023,531

F-1
61

17. Deferred Income Tax Assets and Liabilities
17.1 Details of deferred income tax assets and liabilities as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	195,191	￦	—	￦	195,191
Allowances for credit losses		2,139		(12,259)		(10,120)
Impairment losses of property and equipment		6,088		(1,476)		4,612
Share-based payments		21,406		—		21,406
Provisions for acceptances and guarantees		39,787		—		39,787
Gains or losses on valuation of derivatives		135,985		(207,778)		(71,793)
Present value discount		20,247		(2,571)		17,676
Gains or losses on fair value hedge		—		(93,833)		(93,833)
Accrued interest		—		(168,068)		(168,068)
Deferred loan origination fees and costs		13,675		(185,723)		(172,048)
Advanced depreciation provision		—		(4,018)		(4,018)
Gains or losses on revaluation		315		(292,373)		(292,058)
Investments in subsidiaries and others		48,694		(203,131)		(154,437)
Gains or losses on valuation of security investment		2,084,855		(46,552)		2,038,303
Defined benefit liabilities		497,982		(799)		497,183
Accrued expenses		268,529		—		268,529
Retirement insurance expense		—		(583,156)		(583,156)
Adjustments to the prepaid contributions		—		(27,986)		(27,986)
Derivative-linked securities		10,103		(283,840)		(273,737)
Others*		919,570		(3,524,488)		(2,604,918)

		4,264,566		(5,638,051)		(1,373,485)

Offsetting of deferred income tax assets and liabilities		(4,076,194)		4,076,194		—

	￦	188,372	￦	(1,561,857)	￦	(1,373,485)

F-1
62

	December 31, 2023
	Assets		Liabilities		Net amount
	(In millions of Korean won)
Other provisions	￦	317,698	￦	—	￦	317,698
Allowances for credit losses		29,768		—		29,768
Impairment losses of property and equipment		8,516		(1,407)		7,109
Share-based payments		24,326		—		24,326
Provisions for acceptances and guarantees		48,917		—		48,917
Gains or losses on valuation of derivatives		238,875		(184,469)		54,406
Present value discount		14,471		(13)		14,458
Gains or losses on fair value hedge		—		(57,146)		(57,146)
Accrued interest		146		(213,708)		(213,562)
Deferred loan origination fees and costs		14,593		(179,868)		(165,275)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,547)		(290,234)
Investments in subsidiaries and others		56,338		(216,908)		(160,570)
Gains or losses on valuation of security investment		912,706		(354,353)		558,353
Defined benefit liabilities		575,599		(26)		575,573
Accrued expenses		323,229		—		323,229
Retirement insurance expense		—		(627,556)		(627,556)
Adjustments to the prepaid contributions		—		(33,005)		(33,005)
Derivative-linked securities		5,735		(262,523)		(256,788)
Others*		1,091,821		(3,143,260)		(2,051,439)

		3,663,051		(5,568,792)		(1,905,741)

Offsetting of deferred income tax assets and liabilities		(3,388,826)		3,388,826		—

	￦	274,225	￦	(2,179,966)	￦	(1,905,741)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd..
17.2 Unrecognized Deferred Income Tax Assets
17.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ￦ 2,948,424 million associated with investments in associates, subsidiaries and others as of December 31, 2023, because it is not probable that these temporary differences will reverse in the foreseeable future.
17.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ￦ 85,346 million associated with others as of December 31, 2023, due to the uncertainty that these temporary differences will be realized in the future.
17.3 Unrecognized Deferred Income Tax Liabilities
17.3.1 No deferred income tax liabilities have been recognized for the taxable temporary differences of ￦ 1,220,925 million associated with investments in associate, subsidiaries and others as of December 31, 2023, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.
17.3.2 No deferred income tax liabilities have been recognized as of December 31, 2023, for the taxable temporary differences of ￦ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

F-16
3

17.4 Changes in cumulative temporary differences for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Other provisions	￦	649,447	￦	642,294	￦	732,218	￦	739,371
Allowances for credit losses		100,116		99,650		282		748
Impairment losses of property and equipment		33,445		22,725		12,255		22,975
Deferred loan origination fees and costs		38,086		19,556		33,075		51,605
Share-based payments		85,308		74,120		69,589		80,777
Provisions for acceptances and guarantees		120,332		120,332		150,140		150,140
Gains or losses on valuation of derivatives		149,817		149,817		513,151		513,151
Present value discount		51,832		51,831		76,398		76,399
Investments in subsidiaries and others		520,362		59,444		863,318		1,324,236
Gains or losses on valuation of security investment		853,110		853,110		7,811,132		7,811,132
Defined benefit liabilities		2,376,629		467,589		118,306		2,027,346
Accrued expenses		1,026,651		1,026,591		1,013,263		1,013,323
Derivative-linked securities		8,147		8,147		38,123		38,123
Others 1		2,102,362		1,215,486		1,763,926		2,650,802

		8,115,644		4,810,692		13,195,176		16,500,128

Unrecognized deferred income tax assets
Other provisions		404						3,880
Investments in subsidiaries and others		378,432						1,154,111
Others		105,591						95,274

		7,631,217						15,246,863
Tax rate (%) 2		27.5						26.5

Total deferred income tax assets	￦	2,243,558					￦	4,264,566

Taxable temporary differences
Gains or losses on fair value hedge	￦	(53,243)	￦	(53,243)	￦	(354,085)	￦	(354,085)
Accrued interest		(512,188)		(475,840)		(597,870)		(634,218)
Allowances for credit losses		(10,939)		(10,939)		(46,262)		(46,262)
Impairment losses of property and equipment		(3,731)		(283)		—		(3,448)
Deferred loan origination fees and costs		(802,237)		(802,237)		(690,979)		(690,979)
Advanced depreciation provision		(6,192)		(126)		(9,097)		(15,163)
Gains or losses on valuation of derivatives		(506,476)		(498,609)		(747,674)		(755,541)
Present value discount		(21,469)		(21,469)		(9,703)		(9,703)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,158,322)		(92,944)		(37,914)		(1,103,292)
Investments in subsidiaries and others		(964,530)		(87,129)		(434,311)		(1,311,712)
Gains or losses on valuation of security investment		(3,447,751)		(3,444,020)		(113,965)		(117,696)
Defined benefit liabilities		—		—		(3,014)		(3,014)
Retirement insurance expense		(2,080,645)		(324,513)		(437,492)		(2,193,624)
Adjustments to the prepaid contributions		(106,446)		(106,446)		(105,608)		(105,608)
Derivative-linked securities		(170,526)		(170,526)		(1,071,093)		(1,071,093)
Others 1		(4,780,197)		(1,561,172)		(9,959,273)		(13,178,298)

		(14,690,180)		(7,649,496)		(14,618,340)		(21,659,024)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(399,601)						(560,489)
Others		(446)						(446)

		(14,224,845)						(21,032,801)
Tax rate (%) 2		27.5						26.5

Total deferred income tax liabilities	￦	(3,961,201)					￦	(5,638,051)

1	Includes PPA amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd..
2
The corporate tax rate was changed due to the amendment of corporate tax law in 2022. Accordingly, the rate of 26.5% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2022.

F-16
4

	2023
	Beginning		Decrease		Increase		Ending
	(In millions of Korean won)
Deductible temporary differences
Other provisions	￦	739,371	￦	710,907	￦	1,174,261	￦	1,202,725
Allowances for credit losses		748		275		112,684		113,157
Impairment losses of property and equipment		22,975		19,765		27,564		30,774
Deferred loan origination fees and costs		51,605		12,445		16,118		55,278
Share-based payments		80,777		71,512		82,881		92,146
Provisions for acceptances and guarantees		150,140		150,140		185,290		185,290
Gains or losses on valuation of derivatives		513,151		513,151		904,830		904,830
Present value discount		76,399		76,398		54,814		54,815
Investments in subsidiaries and others		1,324,236		26,849		1,815,232		3,112,619
Gains or losses on valuation of security investment		7,811,132		7,807,818		3,453,142		3,456,456
Defined benefit liabilities		2,027,346		310,440		457,821		2,174,727
Accrued expenses		1,013,323		1,027,723		1,240,097		1,225,697
Derivative-linked securities		38,123		38,123		21,725		21,725
Others 1		2,650,802		1,209,861		1,737,848		3,178,789

		16,500,128		11,975,407		11,284,307		15,809,028

Unrecognized deferred income tax assets
Other provisions		3,880						404
Investments in subsidiaries and others		1,154,111						2,948,424
Others		95,274						85,346

		15,246,863						12,774,854
Tax rate (%) 2		26.5						26.4

Total deferred income tax assets	￦	4,264,566					￦	3,663,051

Taxable temporary differences
Gains or losses on fair value hedge	￦	(354,085)	￦	(354,085)	￦	(216,460)	￦	(216,460)
Accrued interest		(634,218)		(576,037)		(751,320)		(809,501)
Allowances for credit losses		(46,262)		(46,262)		—		—
Impairment losses of property and equipment		(3,448)		(160)		—		(3,288)
Deferred loan origination fees and costs		(690,979)		(690,979)		(666,878)		(666,878)
Advanced depreciation provision		(15,163)		(9,097)		(9,097)		(15,163)
Gains or losses on valuation of derivatives		(755,541)		(756,668)		(699,872)		(698,745)
Present value discount		(9,703)		(9,703)		(2,745)		(2,745)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,103,292)		(40,475)		(37,738)		(1,100,555)
Investments in subsidiaries and others		(1,311,712)		(153,737)		(976,380)		(2,134,355)
Gains or losses on valuation of security investment		(117,696)		(100,797)		(1,265,976)		(1,282,875)
Defined benefit liabilities		(3,014)		(2,917)		—		(97)
Retirement insurance expense		(2,193,624)		(104,668)		(282,579)		(2,371,535)
Adjustments to the prepaid contributions		(105,608)		(105,608)		(125,019)		(125,019)
Derivative-linked securities		(1,071,093)		(1,071,093)		(994,405)		(994,405)
Others 1		(13,178,298)		(10,755,666)		(9,038,329)		(11,460,961)

		(21,659,024)		(14,777,952)		(15,066,798)		(21,947,870)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(560,489)						(1,220,925)
Others		(446)						(446)

		(21,032,801)						(20,661,211)
Tax rate (%) 2		26.5						26.4

Total deferred income tax liabilities	￦	(5,638,051)					￦	(5,568,792)

1	Includes PPA amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd..
2	The rate of 26.4% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2023.

F-16
5

18. Assets Held for Sale and Assets of a Disposal Group Held for Sale
18.1 Details of assets held for sale as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Acquisition cost*		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	106,349	￦	(20,395)	￦	85,954	￦	104,990
Buildings held for sale		162,973		(38,869)		124,104		137,706
Other assets held for sale		4,547		(2,847)		1,700		1,699

	￦	273,869	￦	(62,111)	￦	211,758	￦	244,395

	December 31, 2023
	Acquisition cost*		Accumulated impairment losses		Carrying amount		Fair value less costs to sell
	(In millions of Korean won)
Land held for sale	￦	107,452	￦	(21,604)	￦	85,848	￦	104,024
Buildings held for sale		162,004		(41,390)		120,614		134,801
Other assets held for sale		3,432		(1,664)		1,768		1,768

	￦	272,888	￦	(64,658)	￦	208,230	￦	240,593

*	Acquisition cost of buildings held for sale is net of accumulated depreciation amount immediately before the initial classification of the assets as held for sale.
18.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2023 are as follows:

	December 31, 2023
	Fair value		Valuation techniques 1	Unobservable inputs 2	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
	(In millions of Korean won)
Land and buildings	￦	240,593	Sales comparison approach model and others	Adjustment index	0.54~2.18	Fair value increases as the adjustment index rises

1	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
2	Adjustment index is calculated using the time factor correction or local factors or individual factors and others.
Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.
18.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Beginning	Provision	Reversal		Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of assets held for sale	￦ (58,815)	￦ (7,587)	￦	242	￦	4,049	￦ (62,111)

F-16
6

	2023
	Beginning	Provision	Reversal		Others		Ending
	(In millions of Korean won)
Accumulated impairment losses of assets held for sale	￦ (62,111)	￦ (5,660)	￦	—	￦	3,113	￦ (64,658)
18.4 As of December 31, 2023, assets held for sale consist of 22 real estates of closed offices, 1 real estate of Orient Kwang-yang Co., Ltd., and 430 foreclosure assets on loans of PT Bank KB Bukopin Tbk, which were determined to sell by management, but not yet sold as of December 31, 2023. The remaining 453 assets are being actively marketed.
19. Other Assets
19.1 Details of other assets as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Other financial assets
Other receivables	￦	6,138,764	￦	11,068,486
Accrued income		2,506,467		3,130,004
Guarantee deposits		984,160		946,356
Domestic exchange settlement debits		879,847		827,104
Others		352,955		887,661
Less: Allowances for credit losses		(136,075)		(304,567)
Less: Present value discount		(7,735)		(10,530)

		10,718,383		16,544,514

Other non-financial assets
Other receivables		5,653		1,407
Prepaid expenses		471,955		626,922
Guarantee deposits		3,173		4,776
Others		3,634,805		3,822,047
Less: Allowances for credit losses		(18,530)		(12,769)

		4,097,056		4,442,383

	￦	14,815,439	￦	20,986,897

19.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	110,220	￦	16,172	￦	126,392
Write-offs		(10,028)		(70)		(10,098)
Provision (reversal)		26,971		2,182		29,153
Business combination		267		—		267
Others		8,645		246		8,891

Ending	￦	136,075	￦	18,530	￦	154,605

F-16
7

	2023
	Other financial assets		Other non-financial assets		Total
	(In millions of Korean won)
Beginning	￦	136,075	￦	18,530	￦	154,605
Write-offs		(8,292)		(5,911)		(14,203)
Provision (reversal)		188,279		(1,450)		186,829
Business combination		108		—		108
Others		(11,603)		1,600		(10,003)

Ending	￦	304,567	￦	12,769	￦	317,336

20. Financial Liabilities at Fair Value through Profit or Loss
20.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Financial liabilities at fair value through profit or loss
Borrowed securities sold	￦	2,102,537	￦	2,860,034
Others		90,673		93,438

		2,193,210		2,953,472

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		10,078,394		7,966,963

		10,078,394		7,966,963

	￦	12,271,604	￦	10,920,435

20.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Amount contractually required to pay at maturity	￦	9,973,340	￦	7,871,014
Carrying amount		10,078,394		7,966,963

Difference	￦	(105,054)	￦	(95,949)

F-16
8

21. Deposits
Details of deposits as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Demand deposits
Demand deposits in Korean won	￦	152,079,457	￦	151,836,599
Demand deposits in foreign currencies		12,844,385		11,517,076

		164,923,842		163,353,675

Time deposits
Time deposits in Korean won		194,117,692		201,194,217
Fair value adjustments of fair value hedged time deposits in Korean won		—		(15)

		194,117,692		201,194,202

Time deposits in foreign currencies		23,529,633		24,602,818
Fair value adjustments of fair value hedged time deposits in foreign currencies		(8,591)		(6,667)

		23,521,042		24,596,151

		217,638,734		225,790,353

Certificates of deposits		6,325,876		12,145,510

Liabilities		5,040,452		5,222,896

	￦	393,928,904	￦	406,512,434

22. Borrowings
22.1 Details of borrowings as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
General borrowings	￦	55,789,869	￦	50,675,884
Bonds sold under repurchase agreements and others		11,773,494		15,652,135
Call money		4,154,003		3,255,542

	￦	71,717,366	￦	69,583,561

9

22.2 Details of general borrowings as of December 31, 2022 and 2023, are as follows:

		Lenders	Interest rate (%) as of December 31, 2023	December 31, 2022		December 31, 2023
				(In millions of Korean won)
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	2.00	￦	8,282,289	￦	2,520,472
	Borrowings from the government	SEMAS and others	0.00 ~ 3.41		2,670,867		2,500,160
	Borrowings from banks	Shinhan Bank and others	2.49 ~ 7.15		914,360		1,764,900
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	1.68 ~ 6.96		2,189,510		2,780,823
	Other borrowings	The Korea Development Bank and others	0.00 ~ 7.73		19,806,869		22,645,638

					33,863,895		32,211,993

Borrowings in foreign currencies	Due to banks	KEB Hana Bank and others	—		18,266		38,191
	Borrowings from banks	Citicorp International Ltd. And others	0.00 ~ 13.50		16,296,725		15,437,388
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	5.89 ~ 6.07		38,249		24,662
	Other borrowings	Standard Chartered Bank and others	0.00 ~ 12.00		5,572,734		2,963,650

					21,925,974		18,463,891

				￦	55,789,869	￦	50,675,884

22.3 Details of bonds sold under repurchase agreements and others as of December 31, 2022 and 2023, are as follows:

	Lenders	Interest rate (%) as of December 31, 2023	December 31, 2022		December 31, 2023
			(In millions of Korean won)
Bonds sold under repurchase agreements	Individuals, groups, and corporations	0.00~9.75	￦	11,769,694	￦	15,645,498
Bills sold	Counter sale	1.80~2.20		3,800		6,637

			￦	11,773,494	￦	15,652,135

22.4 Details of call money as of December 31, 2022 and 2023, are as follows:

	Lenders	Interest rate (%) as of December 31, 2023	December 31, 2022		December 31, 2023
			(In millions of Korean won)
Call money in Korean won	Samsung Asset Management and others	3.30~4.22	￦	2,943,500	￦	1,540,000
Call money in foreign currencies	BANK CIMB NIAGA and others	0.15~6.05		1,210,503		1,715,542

			￦	4,154,003	￦	3,255,542

F-17
0

23. Debentures
23.1 Details of debentures as of December 31, 2022 and 2023, are as follows:

	Interest rate (%) as of December 31, 2023	December 31, 2022		December 31, 2023
		(In millions of Korean won)
Debentures in Korean won
Structured debentures	4.25 ~ 8.62	￦	710	￦	90,640
Exchangeable bonds*	—		240,000		240,000
Subordinated fixed rate debentures	2.02 ~ 7.86		5,354,890		4,453,970
Fixed rate debentures	1.18 ~ 13.70		45,424,094		45,624,127
Floating rate debentures	3.51 ~ 6.17		5,455,000		5,410,000

			56,474,694		55,818,737

Fair value adjustments of fair value hedged debentures in Korean won			(249,629)		(141,073)
Less: Discount on debentures in Korean won			(29,166)		(29,670)
Less: Adjustment for exchange right of exchangeable bonds in Korean won			(8,435)		(5,104)

			56,187,464		55,642,890

Debentures in foreign currencies
Floating rate debentures	3.94 ~ 6.94		2,168,341		2,532,921
Fixed rate debentures	0.05 ~ 12.00		10,482,244		11,109,296

			12,650,585		13,642,217

Fair value adjustments of fair value hedged debentures in foreign currencies			(95,865)		(68,706)
Less: Discount on debentures in foreign currencies			(43,981)		(39,733)

			12,510,739		13,533,778

		￦	68,698,203	￦	69,176,668

*
Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ￦ 48,000. Exchange rights were fully exercised on February 14, 2024.

F-1
71

23.2 Changes in debentures based on par value for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Beginning		Issue		Repayment		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	910	￦	—	￦	(200)	￦	—	￦	710
Exchangeable bonds		240,000		—		—		—		240,000
Subordinated fixed rate debentures		6,241,957		286,000		(1,173,067)		—		5,354,890
Fixed rate debentures		44,124,235		96,782,415		(95,482,556)		—		45,424,094
Floating rate debentures		6,893,782		5,350,000		(6,788,782)		—		5,455,000

		57,500,884		102,418,415		(103,444,605)		—		56,474,694

Debentures in foreign currencies
Floating rate debentures		2,749,174		1,286,016		(2,072,615)		205,766		2,168,341
Fixed rate debentures		7,312,966		3,940,693		(1,113,993)		342,578		10,482,244

		10,062,140		5,226,709		(3,186,608)		548,344		12,650,585

	￦	67,563,024	￦	107,645,124	￦	(106,631,213)	￦	548,344	￦	69,125,279

	2023
	Beginning		Issue		Repayment		Others		Ending
	(In millions of Korean won)
Debentures in Korean won
Structured debentures	￦	710	￦	90,000	￦	(70)	￦	—	￦	90,640
Exchangeable bonds		240,000		—		—		—		240,000
Subordinated fixed rate debentures		5,354,890		—		(900,920)		—		4,453,970
Fixed rate debentures		45,424,094		74,530,666		(74,330,633)		—		45,624,127
Floating rate debentures		5,455,000		4,470,000		(4,515,000)		—		5,410,000

		56,474,694		79,090,666		(79,746,623)		—		55,818,737

Debentures in foreign currencies
Floating rate debentures		2,168,341		1,673,645		(1,349,020)		39,955		2,532,921
Fixed rate debentures		10,482,244		2,963,436		(2,587,629)		251,245		11,109,296

		12,650,585		4,637,081		(3,936,649)		291,200		13,642,217

	￦	69,125,279	￦	83,727,747	￦	(83,683,272)	￦	291,200	￦	69,460,954

F-1
72

24. Provisions
24.1 Details of provisions as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Provisions for credit losses of unused loan commitments	￦	342,182	￦	379,666
Provisions for credit losses of acceptances and guarantees		153,529		183,454
Provisions for credit losses of financial guarantee contracts		2,955		6,500
Provisions for restoration costs		159,033		155,214
Others		276,002		719,584

	￦	933,701	￦	1,444,418

24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
	(In millions of Korean won)
Beginning	￦	153,997	￦	146,619	￦	8,024	￦	27,397	￦	82,170	￦	11,537
Transfer between stages:
Transfer to 12-month expected credit losses		41,314		(40,375)		(939)		1,144		(1,144)		—
Transfer to lifetime expected credit losses		(19,232)		19,848		(616)		(355)		1,016		(661)
Impairment		(338)		(1,705)		2,043		(9)		(142)		151
Provision (reversal) for credit losses		2,587		25,743		2,738		(1,689)		33,983		(3,262)
Others (exchange differences, etc.)		1,557		937		(20)		418		2,841		134

Ending	￦	179,885	￦	151,067	￦	11,230	￦	26,906	￦	118,724	￦	7,899

F-17
3

	2023
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
	(In millions of Korean won)
Beginning	￦	179,885	￦	151,067	￦	11,230	￦	26,906	￦	118,724	￦	7,899
Transfer between stages:
Transfer to 12-month expected credit losses		60,499		(58,210)		(2,289)		(3,573)		(421)		3,994
Transfer to lifetime expected credit losses		(17,814)		18,142		(328)		(356)		457		(101)
Impairment		(476)		(2,177)		2,653		—		(113)		113
Provision (reversal) for credit losses		8,946		26,988		(553)		7,708		28,401		(7,603)
Others (exchange differences, etc.)		1,634		508		(39)		164		1,149		106

Ending	￦	232,674	￦	136,318	￦	10,674	￦	30,849	￦	148,197	￦	4,408

24.3 Changes in provisions for credit losses of financial guarantee contracts for the years ended December 31, 2022 and 2023, are as follows:

	2022		2023
	(In millions of Korean won)
Beginning	￦	5,351	￦	2,955
Provision (reversal)		(2,396)		3,545
Others		—		—

Ending	￦	2,955	￦	6,500

24.4 Changes in provisions for restoration costs for the years ended December 31, 2022 and 2023, are as follows:

	2022		2023
	(In millions of Korean won)
Beginning	￦	152,186	￦	159,033
Provision		17,270		6,885
Reversal		210		(3,681)
Used		(23,916)		(14,534)
Unwinding of discount		2,725		6,177
Effect of changes in discount rate		10,558		1,334

Ending	￦	159,033	￦	155,214

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

F-17
4

24.5 Changes in other provisions for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Membership rewards program		Dormant accounts		Litigations		Others		Total
	(In millions of Korean won)
Beginning	￦	22,902	￦	3,062	￦	55,168	￦	109,174	￦	190,306
Increase		84		2,666		62,611		56,798		122,159
Decrease		(22,940)		(2,934)		(4,252)		(6,337)		(36,463)

Ending	￦	46	￦	2,794	￦	113,527	￦	159,635	￦	276,002

	2023
	Membership rewards program		Dormant accounts		Litigations		Others *		Total
	(In millions of Korean won)
Beginning	￦	46	￦	2,794	￦	113,527	￦	159,635	￦	276,002
Increase		64		4,686		78,392		391,849		474,991
Decrease		(63)		(4,121)		(10,358)		(19,602)		(34,144)
Others		—		—		4,106		(1,371)		2,735

Ending	￦	47	￦	3,359	￦	185,667	￦	530,511	￦	719,584

*	Includes ￦ 333,290 million of other provisions for the microfinance support program
25. Net Defined Benefit Liabilities
25.1 Defined Benefit Plan
The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.
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

F-17
5

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities(assets)
	(In millions of Korean won)
Beginning	￦	2,572,517	￦	(2,447,079)	￦	125,438
Current service cost		249,099		—		249,099
Past service cost		3,669		—		3,669
Gains on settlement		(1,859)		—		(1,859)
Interest expense (income)		65,357		(62,872)		2,485
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		33,078		—		33,078
Actuarial gains and losses by changes in financial assumptions		(479,797)		—		(479,797)
Actuarial gains and losses by experience adjustments		47,086		—		47,086
Return on plan assets (excluding amounts included in interest income)		—		68,550		68,550
Contributions by the Group		—		(400,689)		(400,689)
Payments from plans (settlement)		(78)		—		(78)
Payments from plans (benefit payments)		(234,192)		232,994		(1,198)
Payments from the Group		(43,763)		494		(43,269)
Transfer in		13,982		(13,285)		697
Transfer out		(13,340)		13,299		(41)
Effect of exchange differences		1,218		69		1,287
Effect of business acquisition and disposal		2,635		—		2,635
Others		(282)		—		(282)

Ending*	￦	2,215,330	￦	(2,608,519)	￦	(393,189)

F-17
6

	2023
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities(assets)
	(In millions of Korean won)
Beginning	￦	2,215,330	￦	(2,608,519)	￦	(393,189)
Current service cost		199,882		—		199,882
Past service cost		—		—		—
Gains on settlement		55		—		55
Interest expense (income)		107,586		(130,632)		(23,046)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(3,950)		—		(3,950)
Actuarial gains and losses by changes in financial assumptions		123,238		—		123,238
Actuarial gains and losses by experience adjustments		1,558		—		1,558
Return on plan assets (excluding amounts included in interest income)		—		(18,228)		(18,228)
Contributions by the Group		—		(121,799)		(121,799)
Payments from plans (settlement)		(6,755)		6,755		—
Payments from plans (benefit payments)		(217,031)		217,031		—
Payments from the Group		(53,606)		—		(53,606)
Transfer in (out)		457		202		659
Effect of exchange differences		(3,450)		(177)		(3,627)
Effect of business acquisition and disposal		(309)		—		(309)
Others		(53)		194		141

Ending*	￦	2,362,952	￦	(2,655,173)	￦	(292,221)

*
The net defined benefit
assets
of ￦ 393,189 million is calculated by subtracting ￦ 85,745 million of net defined benefit liabilities
from ￦ 478,934 million of net defined benefit
asset
s
as of December 31, 2022. The net defined benefit assets of ￦ 292,221 million is calculated by subtracting ￦ 81,869 million of net defined benefit liabilities from ￦ 374,090 million of net defined benefit assets as of December 31, 2023.

25.3 Details of net defined benefit liabilities as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Present value of defined benefit obligation	￦	2,215,330	￦	2,362,952
Fair value of plan assets		(2,608,519)		(2,655,173)

Net defined benefit liabilities	￦	(393,189)	￦	(292,221)

F-17
7

25.4 Details of post-employment benefits recognized in profit or loss for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Current service cost	￦	241,448	￦	249,099	￦	199,882
Past service cost		451		3,669		—
Net interest expense on net defined benefit liabilities		2,921		2,485		(23,046)
Gains on settlement		(4,311)		(1,859)		55

Post-employment benefits *	￦	240,509	￦	253,394	￦	176,891

*
Includes post-employment benefits amounting to ￦ 27,486 million and ￦ 18,308 million recognized as insurance service expenses for the years ended December 31, 2022 and 2023 and ￦ 3,194 million, ￦ 3,520 million and ￦ 2,824 recognized as other operating expenses for the years ended December 31, 2021, 2022, 2023 and ￦ 137 million and ￦ 189 million recognized as prepayment for the years ended December 31, 2022 and 2023.

25.5 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income (loss) for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	￦	(9,438)	￦	(68,550)	￦	18,228
Actuarial gains and losses		(55,703)		399,633		(120,846)
Income tax effect		18,638		(91,150)		25,895
Effect of exchange differences		993		(232)		4,553

Remeasurements after income tax expense	￦	(45,510)	￦	239,701	￦	(72,170)

25.6 Details of fair value of plan assets as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	2,571,508	￦	2,571,508
Derivative instruments		—		33,434		33,434
Investment fund		—		3,577		3,577

	￦	—	￦	2,608,519	￦	2,608,519

	December 31, 2023
	Assets quoted in an active market		Assets not quoted in an active market		Total
	(In millions of Korean won)
Cash and due from financial institutions	￦	—	￦	2,604,272	￦	2,604,272
Derivative instruments		—		45,833		45,833
Investment fund		—		5,068		5,068

	￦	—	￦	2,655,173	￦	2,655,173

F-17
8

25.7 Details of significant actuarial assumptions used as of December 31, 2022 and 2023, are as follows:

	December 31, 2022	December 31, 2023
Discount rate (%)	4.90~5.20	3.80~4.40
Salary increase rate (%)	0.00~7.00	0.00~7.00
Turnover rate (%)	0.00~38.60	0.00~38.60
Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2019.
25.8 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2023, are as follows:

	Changes in assumptions		Effect on defined benefit obligation
			Increase in assumptions	Decrease in assumptions
Discount rate	0.5	%p	3.26% decrease	3.47% increase
Salary increase rate	0.5	%p	3.42% increase	3.24% decrease
Turnover rate	0.5	%p	0.03% decrease	0.03% increase
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
25.9 Expected maturity analysis of undiscounted pension benefit payments (including expected future benefit) as of December 31, 2023, are as follows:

	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
	(In millions of Korean won)
Pension benefits *	￦	219,733	￦	267,842	￦	868,378	￦	1,281,094	￦	3,709,873	￦	6,346,920

*	Amount determined under the promotion compensation type defined contribution plan is excluded.
The weighted average duration of the defined benefit obligation is 1 ~ 11 years
.
25.10 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2023 is
￦
145,160 million.

9

26. Other Liabilities
Details of other liabilities as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Other financial liabilities
Other payables	￦	11,263,263	￦	17,953,030
Prepaid card and debit card payables		35,259		36,005
Accrued expenses		3,875,939		5,592,853
Financial guarantee contracts liabilities		46,467		47,199
Deposits for letter of guarantees and others		1,762,482		1,226,095
Domestic exchange settlement credits		1,738,489		2,864,203
Foreign exchange settlement credits		250,138		215,730
Borrowings of other accounting businesses		—		2,793
Due to trust accounts		5,808,446		8,142,102
Liabilities incurred from agency relationships		513,621		514,642
Account for agency business		241,910		249,379
Dividend payables		3,425		7,455
Lease liabilities		592,697		588,803
Others		31,124		(23,373)

		26,163,260		37,416,916

Other non-financial liabilities
Other payables		400,525		353,074
Unearned revenue		520,465		351,677
Accrued expenses		900,141		961,464
Deferred revenue on credit card points		243,131		242,346
Withholding taxes		228,195		306,709
Others		394,316		632,749

		2,686,773		2,848,019

	￦	28,850,033	￦	40,264,935

27. Equity
27.1 Share Capital
27.1.1 Details of share capital as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
Type of share	Ordinary share		Ordinary share
	(In millions of Korean won and in number of shares)
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	￦	5,000	￦	5,000
Number of issued shares		408,897,068		403,511,072
Share capital*	￦	2,090,558	￦	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

F-1
80

27.1.2 Changes in outstanding shares for the years ended December 31, 2022 and 2023, are as follows:

	2022	2023
	(In number of shares)
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	—	(10,970,510)

Ending	389,634,335	378,663,825

27.2 Hybrid Securities
Details of hybrid securities classified as equity as of December 31, 2022 and 2023, are as follows:

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of December 31, 2023	December 31, 2022		December 31, 2023
				(In millions of Korean won)
The 1-1 st	May 2, 2019	Perpetual bond	3.23	￦	349,309	￦	349,309
The 1-2 nd	May 2, 2019	Perpetual bond	3.44		49,896		49,896
The 2-1 st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2 nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1 st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2 nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1 st	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
The 4-2 nd	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
The 5-1 st	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
The 5-2 nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3 rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1 st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2 nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1 st	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
The 7-2 nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1 st	Feb. 16, 2022	Perpetual bond	4.00		442,970		442,970
The 8-2 nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
The 9-1 st	May 12, 2022	Perpetual bond	4.68		478,829		478,829
The 9-2 nd	May 12, 2022	Perpetual bond	4.97		19,906		19,906
The 10-1 st	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
The 10-2 nd	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
The 10-3 rd	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
The 11-1st	Feb. 03, 2023	Perpetual bond	4.90		—		548,681
The 11-2nd	Feb. 03, 2023	Perpetual bond	5.03		—		49,871

				￦	4,434,251	￦	5,032,803

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ￦ 1,282,993 million issued by Kookmin Bank, hybrid securities of ￦ 102,673 million issued by KB Securities Co., Ltd. and hybrid securities of ￦ 49,800 million issued by KB Life Insurance Co., Ltd. are recognized as non-controlling
interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

F-18
1

27.3 Capital Surplus
Details of capital surplus as of December 31, 2022 and 2023, are as follows

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Paid-in capital in excess of par value	￦	13,190,274	￦	13,190,274
Losses on sales of treasury shares		(481,332)		(481,332)
Other capital surplus		4,219,856		3,927,041
Consideration for exchange right of exchangeable bonds		11,933		11,933

	￦	16,940,731	￦	16,647,916

27.4 Accumulated Other Comprehensive Income
Details of accumulated other comprehensive income as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(88,770)	￦	(161,295)
Currency translation differences		254,446		261,752
Gains(losses) on financial instruments at fair value through other comprehensive income		(6,081,560)		(2,735,499)
Share of other comprehensive loss of associates and joint ventures		(3,342)		(3,318)
Gains(Losses) on cash flow hedging instruments		19,632		73,555
Losses on hedging instruments of net investments in foreign operations		(114,742)		(129,401)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		41,063		(11,800)
Finance gains or losses on insurance contract assets (liabilities)		7,223,195		5,001,171

	￦	1,249,922	￦	2,295,165

27.5 Retained Earnings
Details of retained earnings as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Legal reserves 1	￦	839,235	￦	1,007,686
Voluntary reserves		982,000		982,000
Unappropriated retained earnings 2		27,127,190		30,039,513

	￦	28,948,425	￦	32,029,199

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

2	The regulatory reserve for credit losses the Group appropriated in retained earnings is ￦ 4,355,734 million and ￦ 4,320,506 million for the years ended December 31, 2022 and 2023, respectively.

F-1
82

27.6 Treasury Shares
Changes in treasury shares for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Beginning		Acquisition		Disposal		Ending
	(In millions of Korean won and in number of shares)
Number of treasury shares *		26,173,585		—		(6,910,852)		19,262,733
Carrying amount	￦	1,136,188	￦	—	￦	(300,000)	￦	836,188

	2023
	Beginning		Acquisition		Disposal		Ending
	(In millions of Korean won and in number of shares)
Number of treasury shares *		19,262,733		10,970,510		(5,385,996)		24,847,247
Carrying amount	￦	836,188	￦	571,745	￦	(242,096)	￦	1,165,837

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.
In accordance with the resolution of the Board of Directors on July 25, 2023, the Group acquired 5,584,514 shares (￦ 300,000 million) and plans to retire of treasury stocks by July 31, 2024.
28. Net Interest Income
Details of interest income, interest expense, and net interest income for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Interest income
Due from financial institutions measured at fair value through profit or loss	￦	1,723	￦	3,186	￦	1,746
Securities measured at fair value through profit or loss		579,128		913,617		1,400,912
Loans measured at fair value through profit or loss		9,537		12,932		12,708
Securities measured at fair value through other comprehensive income		784,980		1,629,157		2,225,549
Loans measured at fair value through other comprehensive income		4,618		17,429		39,084
Due from financial institutions measured at amortized cost		66,375		165,948		351,797
Securities measured at amortized cost		765,656		659,549		1,123,957
Loans measured at amortized cost		12,745,780		17,018,242		23,439,034
Insurance finance income		—		16,667		23,954
Others		253,081		350,850		526,338

		15,210,878		20,787,577		29,145,079

Interest expense
Deposits		2,218,556		4,637,420		10,052,830
Borrowings		510,385		1,291,380		2,519,463
Debentures		1,169,708		1,640,773		2,306,823
Insurance finance expense		—		1,495,621		1,576,656
Others		82,657		207,058		547,590

		3,981,306		9,272,252		17,003,362

Net interest income	￦	11,229,572	￦	11,515,325	￦	12,141,717

F-18
3

Interest income recognized on impaired loans is ￦ 52,638 million, ￦ 53,215 million and ￦ 73,543 million for the years ended December 31, 2021, 2022 and
2023
, respectively.
29. Net Fee and Commission Income
Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Fee and commission income
Banking activity fees	￦	178,412	￦	180,749	￦	181,841
Lending activity fees		82,184		80,871		96,469
Credit card and debit card related fees		1,526,911		1,491,666		1,598,964
Agent activity fees		205,206		243,740		198,402
Trust and other fiduciary fees		408,834		337,171		375,007
Fund management related fees		178,090		130,629		133,027
Acceptances and guarantees fees		49,782		66,827		77,291
Foreign currency related fees		245,299		285,575		308,747
Securities agency fees		174,709		124,771		113,476
Other business account commission on consignment		39,178		36,211		33,873
Commissions received on securities business		881,407		628,449		656,424
Lease fees		897,983		1,004,670		1,096,933
Others		455,611		514,601		497,620

		5,323,606		5,125,930		5,368,074

Fee and commission expense
Trading activity related fees *		54,857		40,768		56,331
Lending activity fees		42,981		42,086		34,040
Credit card and debit card related fees		831,724		815,252		861,639
Outsourcing related fees		210,480		183,124		167,927
Foreign currency related fees		51,931		70,053		93,277
Others		506,050		459,745		481,336

		1,698,023		1,611,028		1,694,550

Net fee and commission income	￦	3,625,583	￦	3,514,902	￦	3,673,524

*	Fees from financial instruments at fair value through profit or loss

F-18
4

30. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss
30.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss
Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	￦	1,804,112	￦	2,237,037	￦	3,904,088
Equity securities		733,823		536,059		818,610

		2,537,935		2,773,096		4,722,698

Derivatives held for trading:
Interest rate		4,820,712		11,772,928		7,195,387
Currency		7,492,806		15,006,105		9,230,401
Stock or stock index		1,603,501		1,986,668		2,027,294
Credit		20,147		78,638		41,234
Commodity		21,864		33,576		30,829
Others		145,879		199,022		173,215

		14,104,909		29,076,937		18,698,360

Financial liabilities at fair value through profit or loss		72,585		114,526		192,334
Other financial instruments		6,753		252		502

		16,722,182		31,964,811		23,613,894

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		1,280,960		3,987,760		1,106,981
Equity securities		426,431		895,208		372,969

		1,707,391		4,882,968		1,479,950

Derivatives held for trading:
Interest rate		4,669,893		10,747,221		7,439,802
Currency		7,422,604		15,154,428		9,271,983
Stock or stock index		1,604,027		2,485,340		2,164,455
Credit		14,051		68,324		44,971
Commodity		14,815		30,167		42,150
Others		175,411		430,069		166,403

		13,900,801		28,915,549		19,129,764

Financial liabilities at fair value through profit or loss		80,790		63,571		509,835
Other financial instruments		6,839		206		387

		15,695,821		33,862,294		21,119,936

Net gains(loss) on financial instruments at fair value through profit or loss	￦	1,026,361	￦	(1,897,483)	￦	2,493,958

F-18
5

30.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss
Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	￦	623,929	￦	1,186,908	￦	726,277

		623,929		1,186,908		726,277

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		654,986		429,243		1,057,170

		654,986		429,243		1,057,170

Net gains(losses) on financial instruments designated at fair value through profit or loss	￦	(31,057)	￦	757,665	￦	(330,893)

F-18
6

31. Net Other Operating Income and Expenses
Details of other operating income and expenses for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Other operating income
Gains on financial instruments at fair value through other comprehensive income:
Gains on redemption of financial instruments at fair value through other comprehensive income	￦	2	￦	24	￦	7,326
Gains on disposal of financial instruments at fair value through other comprehensive income		126,710		24,795		59,666

		126,712		24,819		66,992

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		136,620		83,552		99,942
Gains on redemption of securities measured at amortized cost		126		—		—
Gains on disposal of securities measured at amortized cost		41		27		174

		136,787		83,579		100,116

Gains on loans measured at fair value through other comprehensive income:
Gains on sale of loans measured at fair value through other comprehensive income		226		—		—

		226		—		—
Gains on hedge accounting		386,398		861,263		361,281
Gains on foreign exchange transactions		3,878,089		11,578,501		6,480,621
Dividend income		33,805		37,125		47,769
Others		367,177		497,827		593,871

		4,929,194		13,083,114		7,650,650

Other operating expenses
Losses on financial instruments at fair value through other comprehensive income:
Losses on redemption of financial instruments at fair value through other comprehensive income		2,172		3,049		8
Losses on disposal of financial instruments at fair value through other comprehensive income		222,512		331,665		323,147

		224,684		334,714		323,155

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		14,669		78,089		49,534
Losses on redemption of securities measured at amortized cost		6		—		—
Losses on disposal of securities measured at amortized cost		2		—		—

		14,677		78,089		49,534

Losses on hedge accounting		473,091		874,704		379,343
Losses on foreign exchange transactions		3,570,783		11,159,131		6,130,076
Deposit insurance fee		550,677		538,016		570,465
Credit guarantee fund fee		263,297		283,912		327,764
Depreciation expenses of operating lease assets		602,908		682,783		713,056
Others		1,152,644		1,393,888		1,870,246

		6,852,761		15,345,237		10,363,639

Net other operating expenses	￦	(1,923,567)	￦	(2,262,123)	￦	(2,712,989)

F-18
7

32. General and Administrative Expenses
32.1 Details of general and administrative expenses for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Expenses related to employee
Employee benefits—salaries	￦	3,007,439	￦	2,639,569	￦	2,621,008
Employee benefits—others		927,665		897,559		860,038
Post-employment benefits—defined benefit plans		237,315		222,388		155,720
Post-employment benefits—defined contribution plans		37,731		32,743		32,160
Termination benefits		322,970		312,980		275,632
Share-based payments		101,935		51,756		69,703

		4,635,055		4,156,995		4,014,261

Depreciation and amortization		850,614		816,841		865,927

Other general and administrative expenses
Rental expense		112,902		98,346		100,761
Tax and dues		268,383		254,749		303,987
Communication		60,221		51,136		48,704
Electricity and utilities		36,565		32,954		45,255
Publication		13,417		10,435		9,263
Repairs and maintenance		53,218		50,828		51,202
Vehicle		16,901		18,308		18,015
Travel		13,271		16,680		18,177
Training		34,056		41,114		44,275
Service fees		260,298		242,762		233,403
Electronic data processing expenses		314,511		310,000		354,842
Advertising		210,187		236,957		230,192
Others		321,254		305,549		309,142

		1,715,184		1,669,818		1,767,218

	￦	7,200,853	￦	6,643,654	￦	6,647,406

F-18
8

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
32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2023, are as follows:

	Grant date	Number of granted shares 1	Vesting conditions 2
		(In number of shares)
KB Financial Group Inc.
Series 30	Apr. 1, 2021	3,070	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 33	Jan. 1, 2022	55,868	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 34	Feb. 1, 2022	654	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 35	May 27, 2022	5,067	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 36	Jan. 1, 2023	55,645	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Deferred grant in 2015		3,183	Satisfied
Deferred grant in 2016		943	Satisfied
Deferred grant in 2018		884	Satisfied
Deferred grant in 2020		9,493	Satisfied
Deferred grant in 2021		18,105	Satisfied
Deferred grant in 2022		38,277	Satisfied
Deferred grant in 2023		40,881	Satisfied

		287,617

Kookmin Bank
Series 83	Apr. 1, 2021	14,972	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 85	Jan. 1, 2022	259,752	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100% Services fulfillment, market performance 3 30%, and EPS & Asset Quality 5 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 88	Mar. 14, 2022	5,179	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 90	Jul. 18, 2022	3,716	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%

9

	Grant date	Number of granted shares 1	Vesting conditions 2
		(In number of shares)

Series 92	Jan. 1, 2023	187,802	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 93	Mar. 15, 2023	585	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 94	Apr. 1, 2023	8,794	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 95	Oct. 5, 2023	126	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Deferred grant in 2016		799	Satisfied
Deferred grant in 2017		893	Satisfied
Deferred grant in 2018		1,145	Satisfied
Deferred grant in 2020		26,763	Satisfied
Deferred grant in 2021		104,643	Satisfied
Deferred grant in 2022		87,342	Satisfied
Deferred grant in 2023		3,611	Satisfied

		714,924

Other subsidiaries
Stock granted in 2010		106	Services fulfillment, market performance 3 0~50%, and non-market performance 4 50~100%
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,014
Stock granted in 2016		936
Stock granted in 2017		9,162
Stock granted in 2018		19,861
Stock granted in 2019		23,789
Stock granted in 2020		94,348
Stock granted in 2021		120,615
Stock granted in 2022		392,509
Stock granted in 2023		368,112

		1,033,590

		2,036,131

1
Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2023 (Deferred grants are residual shares vested as of December 31, 2023).

2
Executives and employees were given the right of choice about the timing of the deferred payment
(after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

3
Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract.

4	Performance results of company and employee
5	EPS, Asset Quality

F-1
90

32.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2023, are as follows:

	Estimated number of vested shares *	Vesting conditions
	(In number of shares)
KB Financial Group Inc.
Stock granted in 2015	2,097	Satisfied
Stock granted in 2016	3,034	Satisfied
Stock granted in 2017	306	Satisfied
Stock granted in 2018	380	Satisfied
Stock granted in 2020	10,514	Satisfied
Stock granted in 2021	23,677	Satisfied
Stock granted in 2022	45,115	Satisfied
Stock granted in 2023	46,045	Proportional to service period
Kookmin Bank
Stock granted in 2015	419	Satisfied
Stock granted in 2016	2,135	Satisfied
Stock granted in 2017	535	Satisfied
Stock granted in 2018	739	Satisfied
Stock granted in 2020	44,890	Satisfied
Stock granted in 2021	86,235	Satisfied
Stock granted in 2022	164,595	Satisfied
Stock granted in 2023	133,455	Proportional to service period
Other subsidiaries
Stock granted in 2015	4,048	Satisfied
Stock granted in 2016	18,144	Satisfied
Stock granted in 2017	35,359	Satisfied
Stock granted in 2018	82,096	Satisfied
Stock granted in 2019	91,957	Satisfied
Stock granted in 2020	262,023	Satisfied
Stock granted in 2021	461,736	Satisfied
Stock granted in 2022	511,024	Satisfied
Stock granted in 2023	307,631	Proportional to service period

	2,338,189

*
Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

F-1
91

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2023, are as follows:

	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
	(In Korean won)
Linked to long-term performance
(KB Financial Group Inc.)
Series 30	3.43	43,098~48,307	47,066~52,755
Series 33	3.43	41,446~51,061	47,066~52,755
Series 34	3.43	39,972~46,008	44,873~51,649
Series 35	3.43	44,392~49,758	47,066~52,755
Series 36	3.43	44,873~52,755	44,873~52,755
Series 38	3.43	35,080~40,381	41,090~47,300
Deferred grant in 2015	3.43	—	49,315~52,755
Deferred grant in 2016	3.43	—	52,755
Deferred grant in 2018	3.43	—	52,755
Deferred grant in 2020	3.43	—	49,315~52,755
Deferred grant in 2021	3.43	—	51,649~52,755
Deferred grant in 2022	3.43	—	49,315~52,755
Deferred grant in 2023	3.43	—	47,300~51,931
(Kookmin Bank)
Series 83	3.43	42,053~48,307	47,066~52,755
Series 85	3.43	38,623~48,102	47,066~52,755
Series 86	3.43	39,972~46,008	44,873~51,649
Series 88	3.43	41,215~47,439	44,873~51,649
Series 90	3.43	42,737~49,190	44,873~51,649
Series 91	3.43	42,750~49,206	44,873~51,649
Series 92	3.43	44,873~52,755	44,873~52,755
Series 93	3.43	47,066~52,755	47,066~52,755
Series 94	3.43	42,787~52,755	42,787~52,755
Series 95	3.43	43,187~48,407	47,066~52,755
Grant deferred in 2016	3.43	—	52,755
Grant deferred in 2017	3.43	—	52,755
Grant deferred in 2018	3.43	—	52,755
Grant deferred in 2020	3.43	—	52,755
Grant deferred in 2021	3.43	—	51,649~52,755
Grant deferred in 2022	3.43	—	44,873~52,755
Grant deferred in 2023	3.43	—	48,939~53,705
(Other subsidiaries)
Stock granted in 2010	3.43	—	52,755
Stock granted in 2011	3.43	—	52,755
Stock granted in 2012	3.43	—	49,315~52,755
Stock granted in 2013	3.43	—	49,315~52,755
Stock granted in 2014	3.43	—	49,315~52,755
Stock granted in 2015	3.43	—	47,066~52,755
Stock granted in 2016	3.43	—	51,649~52,755
Stock granted in 2017	3.43	—	42,787~52,755
Stock granted in 2018	3.43	—	40,891~56,379
Stock granted in 2019	3.43	—	42,787~56,379

F-19
2

	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
	(In Korean won)
Linked to long-term performance
Stock granted in 2020	3.43	—	44,873~56,379
Stock granted in 2021	3.43	40,108~52,755	42,787~56,379
Stock granted in 2022	3.43	38,994~52,549	44,873~53,544
Stock granted in 2023	3.43	39,278~52,755	42,787~52,755
Linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2015	3.43	—	49,315~52,755
Stock granted in 2016	3.43	—	44,873~52,755
Stock granted in 2017	3.43	—	52,755
Stock granted in 2018	3.43	—	52,755
Stock granted in 2020	3.43	—	49,315~52,755
Stock granted in 2021	3.43	—	51,649~52,755
Stock granted in 2022	3.43	—	49,315~52,755
Stock granted in 2023	3.43	—	47,066~51,931
(Kookmin Bank)
Stock granted in 2015	3.43	—	52,755
Stock granted in 2016	3.43	—	51,649~52,755
Stock granted in 2017	3.43	—	52,755
Stock granted in 2018	3.43	—	52,755
Stock granted in 2020	3.43	—	52,755
Stock granted in 2021	3.43	—	51,649~52,755
Stock granted in 2022	3.43	—	44,873~52,755
Stock granted in 2023	3.43	—	47,066~53,705
(Other subsidiaries)
Stock granted in 2015	3.43	—	42,787~52,755
Stock granted in 2016	3.43	—	42,787~52,755
Stock granted in 2017	3.43	—	40,891~52,755
Stock granted in 2018	3.43	—	40,891~56,379
Stock granted in 2019	3.43	—	42,787~56,379
Stock granted in 2020	3.43	—	42,787~56,379
Stock granted in 2021	3.43	—	42,787~56,379
Stock granted in 2022	3.43	—	42,787~53,558
Stock granted in 2023	3.43	—	42,787~53,581
The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year
risk-free rate of Korea Treasury Bond in order to measure the fair value.
32.2.1.4 The accrued expenses for share-based payments related to stock grants are ￦ 186,908 million and ￦ 202,243 million as of December 31, 2022 and 2023, respectively, and the compensation costs amounting to ￦ 58,340 million and ￦ 77,932 million were recognized for the years ended December 31, 2022 and 2023, respectively.

F-19
3

32.2.2 Mileage stock
32.2.2.1 Details of mileage stock as of December 31, 2023, are as follows:

Grant date		Number of granted shares 1	Expected exercise period (years) 2	Remaining shares
		(In number of shares)
Stock granted in 2019	Nov. 1, 2019	119	0.00~0.83	48
	Nov. 8, 2019	14	0.00~0.85	6
	Dec. 5, 2019	56	0.00~0.93	39
	Dec. 6, 2019	84	0.00~0.93	38
	Dec. 31, 2019	87	0.00~1.00	22
Stock granted in 2020	Jan. 18, 2020	28,645	0.00~1.05	13,953
	May 12, 2020	46	0.00~1.36	43
	Jun. 30, 2020	206	0.00~1.50	147
	Aug. 26, 2020	40	0.00~1.65	27
	Oct. 29, 2020	160	0.00~1.83	107
	Nov. 6, 2020	45	0.00~1.85	37
	Nov. 30, 2020	35	0.00~1.92	29
	Dec. 2, 2020	57	0.00~1.92	26
	Dec. 4, 2020	154	0.00~1.93	79
	Dec. 30, 2020	88	0.00~2.00	51
Stock granted in 2021	Jan. 15, 2021	28,156	0.00~2.04	16,045
	Apr. 5, 2021	89	0.00~2.26	53
	Jul. 1, 2021	54	0.00~2.50	36
	Jul. 2, 2021	11	0.00~2.50	11
	Jul. 27, 2021	70	0.00~2.57	63
	Nov. 1, 2021	71	0.00~2.84	71
	Nov. 16, 2021	53	0.00~2.88	13
	Dec. 3, 2021	91	0.00~2.92	74
	Dec. 6, 2021	87	0.00~2.93	76
	Dec. 30, 2021	76	0.00~3.00	76

F-19
4

Grant date		Number of granted shares 1	Expected exercise period (years) 2	Remaining shares
		(In number of shares)
Stock granted in 2022	Jan. 14, 2022	20,909	0.00~3.04	16,253
	Apr. 4, 2022	65	0.00~3.26	65
	Apr. 19, 2022	33	0.00~3.30	29
	Jul. 1, 2022	62	0.00~3.50	21
	Aug. 3, 2022	62	0.00~3.59	15
	Aug. 9, 2022	80	0.00~3.61	60
	Oct. 19, 2022	55	0.00~3.80	23
	Nov. 1, 2022	177	0.00~3.84	159
	Dec. 1, 2022	49	0.00~3.92	49
	Dec. 2, 2022	42	0.00~3.92	30
	Dec. 6, 2022	88	0.00~3.93	70
	Dec. 12, 2022	114	0.00~3.95	114
	Dec. 15, 2022	42	0.00~3.96	42
	Dec. 30, 2022	114	0.00~4.00	114
Stock granted in 2023	Jan. 9, 2023	23,071	0.00~4.02	22,084
	Jan. 14, 2023	742	0.00~4.04	688
	Mar. 7, 2023	58	0.00~4.18	58
	Mar. 27, 2023	58	0.00~4.24	58
	Mar. 31, 2023	97	0.00~4.25	97
	May 4, 2023	105	0.00~4.34	105
	Jul. 3, 2023	63	0.00~4.50	63
	Jul. 26, 2023	38	0.00~4.57	38
	Jul. 31, 2023	220	0.00~4.58	220
	Oct. 20, 2023	80	0.00~4.80	80
	Nov. 1, 2023	78	0.00~4.84	78
	Dec. 1, 2023	49	0.00~4.92	49
	Dec. 13, 2023	115	0.00~4.95	115
	Dec. 14, 2023	57	0.00~4.95	57
	Dec. 27, 2023	19	0.00~4.99	19
	Dec. 28, 2023	162	0.00~4.99	162
	Dec. 29, 2023	95	0.00~4.99	95

		105,593		72,280

1
Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year
grace period.

2	Assessed based on the stock price as of December 31, 2023. These shares are vested immediately at grant date.

F-19
5

32.2.2.2 The accrued expenses for share-based payments related to mileage stock are ￦ 2,738 million and ￦ 3,910 million as of December 31, 2022 and 2023, respectively. The compensation costs amounting to ￦ 870 million and ￦ 1,645 million were recognized as expenses for the years ended December 31, 2022 and 2023, respectively.
32.2.3 Long-term share-based payments
The Group calculates the short-term performance bonus of executives of KB Life Insurance Co., Ltd. based on the result of performance evaluation as of the grant date and defers the bonus for three years and pays it in cash
reflecting the stock price of KB Financial Group Inc. at that time.
32.2.3.1 Details of long-term share-based payments as of December 31, 2023, are as follows:

	Grant date	Vested shares	Expected exercise period (years)	Vesting condition
	(In number of shares)
Granted in 2020	2020	13,402	—	Services fulfillment
32.2.3.2 Long-term share-based payments are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2023, are as follows:

	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
	(In Korean won)
Granted in 2020	3.43	—	52,755
The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year
risk-free rate of Korea Treasury Bond in order to measure the fair value.
32.2.3.3 The accrued expenses for long-term share-based payments are ￦ 625 million and ￦ 707 million as of December 31, 2022 and 2023, respectively. The compensation costs amounting to ￦ 65 million and ￦ 82 million were recognized as expenses for the years ended December 31, 2022 and 2023, respectively.

F-19
6

33. Net Other
Non-Operating
Income and Expenses
Details of other
non-operating
income and expenses for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Other non-operating income
Gains on disposal of property and equipment	￦	9,045	￦	155,177	￦	1,790
Rental income		34,791		26,176		23,682
Gains on a bargain purchase		288		—		—
Others		81,210		283,991		131,995

		125,334		465,344		157,467

Other non-operating expenses
Losses on disposal of property and equipment		6,552		2,164		1,839
Donation		103,647		94,771		120,560
Restoration costs		3,436		2,857		3,642
Management cost for written-off loans		4,054		4,296		3,769
Impairment losses on goodwill		—		—		6,268
Others		117,182		171,932		319,369

		234,871		276,020		455,447

Net other non-operating income (expenses)	￦	(109,537)	￦	189,324	￦	(297,980)

34. Income Tax Expense
34.1 Details of income tax expense for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Income tax payable
Current income tax expense	￦	1,571,947	￦	1,984,075	￦	1,468,269
Adjustments of income tax of prior years recognized in current tax		7,952		(122,385)		(35,326)

		1,579,899		1,861,690		1,432,943

Changes in deferred income tax assets and liabilities		214,660		(344,157)		532,256

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		18,638		(91,150)		25,895
Currency translation differences		(15,675)		(15,059)		(11,866)
Net gains or losses on financial assets at fair value through other comprehensive income		(71,421)		2,344,582		(1,198,075)
Share of other comprehensive income or loss of associates and joint ventures		(7)		44		(7)
Gains or losses on cash flow hedging instruments		(21,534)		(25,049)		(1,913)
Gains or losses on hedging instruments of net investments in foreign operations		25,599		24,936		4,931
Other comprehensive income or loss arising from separate account		24,206		—		—
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(5,202)		(14,009)		19,038
Net gains or losses on overlay adjustment		(46,834)		—		—
Finance gains or losses on insurance contract assets (liabilities)		—		(2,143,070)		810,383

		(92,230)		81,225		(351,614)

Others		(5,104)		(80,415)		(6,567)

Income tax expense	￦	1,697,225	￦	1,518,343	￦	1,607,018

F-19
7

34.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021			2022			2023
	Tax rate (%)	Amount		Tax rate (%)	Amount		Tax rate (%)	Amount
	(In millions of Korean won)
Profit before income tax expense		￦	6,081,606		￦	5,449,744		￦	6,170,449
Income tax at the applicable tax rate *	27.33		1,662,080	27.31		1,488,318	26.23		1,618,637
Non-taxable income	(0.67)		(40,708)	(1.05)		(57,320)	(0.71)		(44,083)
Non-deductible expenses	0.42		25,739	0.42		22,661	0.34		21,133
Tax credit and tax exemption	(0.01)		(361)	(0.04)		(2,380)	(0.03)		(2,006)
Temporary difference for which no deferred tax is recognized	0.08		5,065	2.49		135,694	(0.07)		(4,312)
Changes in recognition and measurement of deferred tax	0.10		5,997	0.90		49,262	1.11		68,362
Income tax refund for tax of prior years	(0.23)		(13,953)	(2.54)		(138,314)	(0.70)		(42,952)
Income tax expense of overseas branches	0.31		18,571	0.57		31,270	0.91		56,285
Tax rate change effect	—		—	0.05		2,714	0.01		622
Others	0.57		34,795	(0.25)		(13,562)	(1.05)		(64,668)

Average effective tax rate and income tax expense	27.91	￦	1,697,225	27.86	￦	1,518,343	26.04	￦	1,607,018

*
Applicable income tax rate for ￦ 200 million and below is 11%, for over ￦ 200 million to ￦ 20 billion is 22%, for over ￦ 20 billion to ￦ 300 billion is 24.2% and for over ￦ 300 billion is 27.5% for the years ended December 31, 2021 and 2022.

*
Applicable income tax rate for ￦ 200 million and below is 9.9%, for over ￦ 200 million to ￦ 20,000 million is 20.9%, for over ￦ 20,000 million to ￦ 300,000 million is 23.1% and for over ￦ 300,000 million is 26.4% for the years ended December 31, 2023.

35. Dividends
The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2022, amounting to ￦ 564,970 million (￦ 1,450 per share) were declared at the annual general shareholders’ meeting on March 24, 2023 and paid in April 10, 2023.
According to the resolution of the board of directors on April 27, 2023, the quarterly dividend amounting to ￦ 195,966 million (￦ 510 per share) with dividend record date of March 31, 2023 were paid on May 11, 2023; according to the resolution of the board of directors on July 25, 2023, the quarterly dividend amounting to ￦ 195,966 million (￦ 510 per share) with dividend record date of June 30, 2023 were paid on August 8, 2023; and according to the resolution of the board of directors on October 24, 2023, the quarterly dividend amounting to ￦ 194,998 million (￦ 510 per share) with dividend record date of September 30, 2023 were paid on November 8, 2023. The annual dividends to the shareholders of the Company for the year ended December 31, 2023, amounting to ￦ 587,006 million (￦ 1,530 per share) was declared at the general shareholders’ meeting on March 22, 2024. The Group’s consolidated financial statements as of and for the year ended December 31, 2023, do not reflect this dividend payable.
Meanwhile, the annual dividends and quarterly dividends paid in 2022 were ￦ 853,299 million (￦ 2,190 per share) and ￦ 584,452 million (￦ 500 per share), respectively.

F-19
8

36. Accumulated Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(328,392)	￦	330,772	￦	—	￦	—	￦	(91,150)	￦	(88,770)
Currency translation differences		96,129		173,376		—		—		(15,059)		254,446
Gains (losses) on financial instruments at fair value through other comprehensive income		434,956		(8,873,141)		347,246		(335,203)		2,344,582		(6,081,560)
Share of other comprehensive income (loss) of associates and joint ventures		(2,980)		(406)		—		—		44		(3,342)
Losses on cash flow hedging instruments		(6,535)		71,753		(20,537)		—		(25,049)		19,632
Gains (losses) on hedging instruments of net investments in foreign operations		(35,658)		(104,020)		—		—		24,936		(114,742)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		2,208		52,864		—		—		(14,009)		41,063
Assets of a disposal group held for sale		7,671		(7,671)		—		—		—		—
Finance gains or losses on insurance contract assets (liabilities)		1,215,916		8,150,349		—		—		(2,143,070)		7,223,195

	￦	1,383,315	￦	(206,124)	￦	326,709	￦	(335,203)	￦	81,225	￦	1,249,922

9

	2023
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
	(In millions of Korean won)
Remeasurements of net defined benefit liabilities	￦	(88,770)	￦	(98,420)	￦	—	￦	—	￦	25,895	￦	(161,295)
Currency translation differences		254,446		42,925		(23,753)		—		(11,866)		261,752
Gains (losses) on financial instruments at fair value through other comprehensive income		(6,081,560)		4,299,541		281,849		(37,254)		(1,198,075)		(2,735,499)
Share of other comprehensive income (loss) of associates and joint ventures		(3,342)		31		—		—		(7)		(3,318)
Gains (losses) on cash flow hedging instruments		19,632		7,328		48,508		—		(1,913)		73,555
Gains (losses) on hedging instruments of net investments in foreign operations		(114,742)		(19,590)		—		—		4,931		(129,401)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		41,063		(71,901)		—		—		19,038		(11,800)
Finance gains or losses on insurance contract assets (liabilities)		7,223,195		(3,032,407)		—		—		810,383		5,001,171

	￦	1,249,922	￦	1,127,507	￦	306,604	￦	(37,254)	￦	(351,614)	￦	2,295,165

F-
200

37. Earnings per Share
37.1 Basic Earnings per Share
Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.
37.1.1 Weighted average number of ordinary shares outstanding

	2021		2022		2023
	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares
	(In number of shares)
Number of issued ordinary shares	415,807,920	151,769,890,800	408,897,068	150,138,929,728	403,511,072	147,787,824,904
Number of treasury shares *	(26,173,585)	(9,553,358,525)	(19,262,733)	(7,922,397,453)	(24,847,247)	(7,617,096,867)

Average number of ordinary shares outstanding	389,634,335	142,216,532,275	389,634,335	142,216,532,275	378,663,825	140,170,728,037

Number of days		365		365		365
Weighted average number of ordinary shares outstanding		389,634,335		389,634,335		384,029,392

*	Treasury stock retired during the year ended December 31, 2022 and 2023 were deducted from February 14, 2022 and April 4, 2023, respectively.
37.1.2 Basic earnings per share

	2021		2022		2023
	(In Korean won and in number of shares)
Profit attributable to shareholders of the Parent Company	￦	4,409,543,288,213	￦	4,152,991,586,688	￦	4,631,932,222,629
Deduction: Dividends on hybrid securities		(71,537,500,000)		(126,402,175,000)		(184,915,050,000)

Profit attributable to ordinary equity holders of the Parent Company (A)		4,338,005,788,213		4,026,589,411,688		4,447,017,172,629
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335		384,029,392
Basic earnings per share (A/B)	￦	11,134	￦	10,334	￦	11,580
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

F-
201

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
37.2.1 Adjusted profit for diluted earnings per share

	2021		2022		2023
	(In Korean won)
Profit attributable to shareholders of the Parent Company	￦	4,409,543,288,213	￦	4,152,991,586,688	￦	4,631,932,222,629
Deduction: Dividends on hybrid securities		(71,537,500,000)		(126,402,175,000)		(184,915,050,000)

Profit attributable to ordinary equity holders of the Parent Company		4,338,005,788,213		4,026,589,411,688		4,447,017,172,629
Adjustments: Interest expense on exchangeable bonds		2,347,186,871		2,380,953,816		2,451,851,049

Adjusted profit for diluted earnings per share	￦	4,340,352,975,084	￦	4,028,970,365,504	￦	4,449,469,023,678

37.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

	2021	2022	2023
	(In number of shares)
Weighted average number of ordinary shares outstanding	389,634,335	389,634,335	384,029,392
Adjustment:
Stock grants	3,945,208	4,306,711	4,300,774
Exchangeable bonds	5,000,000	5,000,000	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,579,543	398,941,046	393,330,166

37.2.3 Diluted earnings per share

	2021		2022		2023
	(In Korean won and in number of shares)
Adjusted profit for diluted earnings per share	￦	4,340,352,975,084	￦	4,028,970,365,504	￦	4,449,469,023,678
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,579,543		398,941,046		393,330,166

Diluted earnings per share	￦	10,890	￦	10,099	￦	11,312

F-
202

38. Insurance Contracts
38.1 Details of insurance contract assets and insurance contract liabilities as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
	(In millions of Korean won)
Insurance contract assets	￦	—	￦	—	￦	—	￦	—	￦	—	￦	78,687	￦	4,617	￦	—	￦	—
Insurance contract liabilities		10,523,709		331,137		7,337,627		5,716,165		—		18,195,275		1,470,773		2,172,574		222,174

Net insurance contract liabilities	￦	10,523,709	￦	331,137	￦	7,337,627	￦	5,716,165	￦	—	￦	18,116,588	￦	1,466,156	￦	2,172,574	￦	222,174

Reinsurance contract assets	￦	837	￦	—	￦	—	￦	—	￦	3,827	￦	381,733	￦	1,014,265	￦	31,750	￦	63,554
Reinsurance contract liabilities		12,008		16,572		—		—		—		—		3,148		—		—

Net reinsurance contract assets (liabilities)	￦	(11,171)	￦	(16,572)	￦	—	￦	—	￦	3,827	￦	381,733	￦	1,011,117	￦	31,750	￦	63,554

F-20
3

	December 31, 2023
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
	(In millions of Korean won)
Insurance contract assets	￦	—	￦	—	￦	—	￦	—	￦	—	￦	219,782	￦	9,858	￦	—	￦	—
Insurance contract liabilities		12,184,805		449,459		6,992,772		6,256,123		—		20,429,882		1,505,850		2,224,924		264,737

Net insurance contract liabilities	￦	12,184,805	￦	449,459	￦	6,992,772	￦	6,256,123	￦	—	￦	20,210,100	￦	1,495,992	￦	2,224,924	￦	264,737

Reinsurance contract assets	￦	365	￦	—	￦	—	￦	—	￦	5,545	￦	455,016	￦	957,040	￦	10,513	￦	226,689
Reinsurance contract liabilities		14,913		17,275		—		—		—		—		3,842		—		—

Net reinsurance contract assets (liabilities)	￦	(14,548)	￦	(17,275)	￦	—	￦	—	￦	5,545	￦	455,016	￦	953,198	￦	10,513	￦	226,689

F-20
4

38.2 Changes in insurance and reinsurance contract liabilities
38.2.1 Changes in insurance contract liabilities (assets) not applying the premium allocation approach for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Liability for Remaining Coverage						Total
	Other than Loss Component		Loss Component		Liability for Incurred Claims
	(In millions of Korean won)
Beginning	￦	48,565,160	￦	151,369	￦	2,041,937	￦	50,758,466
Insurance revenue		(5,567,717)		—		—		(5,567,717)
Insurance service expenses
Insurance claims and expenses		—		(7,714)		4,101,680		4,093,966
Amortization of insurance acquisition cash flows		205,489		—		—		205,489
Changes in fulfilment cash flows relating to incurred claims		—		—		(113,284)		(113,284)
Losses on onerous contracts and reversals		—		135,992		—		135,992
Other insurance service expenses		1,670		—		—		1,670
Insurance service result		(5,360,558)		128,278		3,988,396		(1,243,884)
Insurance finance income and expenses		(7,590,060)		2,423		23,863		(7,563,774)
Investment components		(6,373,789)		—		6,373,789		—
Cashflow
Premiums received		12,396,650		—		—		12,396,650
Insurance acquisition cash flows		(1,873,773)		—		—		(1,873,773)
Incurred claims and expenses		—		—		(6,904,161)		(6,904,161)
Other cashflow		—		—		(3,540,943)		(3,540,943)
Total cashflow		10,522,877		—		(10,445,104)		77,773
Other		(1,763)		—		(1,591)		(3,354)

Ending	￦	39,761,867	￦	282,070	￦	1,981,290	￦	42,025,227

F-20
5

	2023
	Liability for Remaining Coverage						Total
	Other than Loss Component		Loss Component		Liability for Incurred Claims
	(In millions of Korean won)
Beginning	￦	39,761,867	￦	282,070	￦	1,981,290	￦	42,025,227
Insurance revenue		(6,205,472)		—		—		(6,205,472)
Insurance service expenses
Insurance claims and expenses		—		(18,741)		4,505,137		4,486,396
Amortization of insurance acquisition cash flows		206,367		—		—		206,367
Changes in fulfilment cash flows relating to incurred claims		—		—		(47,991)		(47,991)
Losses on onerous contracts and reversals		—		279,130		—		279,130
Other insurance service expenses		3,791		—		—		3,791
Insurance service result		(5,995,314)		260,389		4,457,146		(1,277,779)
Insurance finance income and expenses		5,005,784		5,595		50,296		5,061,675
Investment components		(5,233,167)		—		5,233,167		—
Cashflow
Premiums received		12,118,916		—		—		12,118,916
Insurance acquisition cash flows		(2,243,231)		—		—		(2,243,231)
Incurred claims and expenses		—		—		(6,796,305)		(6,796,305)
Other cashflow		—		—		(2,795,316)		(2,795,316)
Total cashflow		9,875,685		—		(9,591,621)		284,064
Other		72		—		—		72

Ending	￦	43,414,927	￦	548,054	￦	2,130,278	￦	46,093,259

F-20
6

38.2.2 Changes in insurance contract liabilities (assets) applying the premium allocation approach for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss Component		Loss Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
	(In millions of Korean won)
Beginning	￦	1,754,875	￦	311	￦	1,792,381	￦	136,222	￦	3,683,789
Insurance revenue		(3,982,384)		—		—		—		(3,982,384)
Insurance service expenses
Insurance claims and expenses		—		—		3,301,371		44,497		3,345,868
Amortization of insurance acquisition cash flows		426,638		—		—		—		426,638
Changes in fulfilment cash flows relating to incurred claims		—		—		(9,854)		(101,987)		(111,841)
Losses on onerous contracts and reversals		—		989		—		—		989
Other insurance service expenses		4,158		—		—		—		4,158
Insurance service result		(3,551,588)		989		3,291,517		(57,490)		(316,572)
Insurance finance income and expenses		3,378		—		14,915		(164)		18,129
Investment components		(14,179)		—		14,179		—		—
Cashflow
Premiums received		4,069,236		—		—		—		4,069,236
Insurance acquisition cash flows		(435,775)		—		—		—		(435,775)
Incurred claims and expenses		—		—		(3,181,702)		—		(3,181,702)
Other cashflow		—		—		—		—		—
Total cashflow		3,633,461		—		(3,181,702)		—		451,759
Other		13,472		—		10,186		140		23,798

Ending	￦	1,839,419	￦	1,300	￦	1,941,476	￦	78,708	￦	3,860,903

F-20
7

	2023
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss Component		Loss Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
	(In millions of Korean won)
Beginning	￦	1,839,419	￦	1,300	￦	1,941,476	￦	78,708	￦	3,860,903
Insurance revenue		(4,090,221)		—		—		—		(4,090,221)
Insurance service expenses
Insurance claims and expenses		—		—		3,545,909		55,663		3,601,572
Amortization of insurance acquisition cash flows		449,062		—		—		—		449,062
Changes in fulfilment cash flows relating to incurred claims		—		—		(226,333)		(39,009)		(265,342)
Losses on onerous contracts and reversals		—		807		—		—		807
Other insurance service expenses		4,956		—		—		—		4,956
Insurance service result		(3,636,203)		807		3,319,576		16,654		(299,166)
Insurance finance income and expenses		(2,047)		—		13,943		1,005		12,901
Investment components		—		—		—		—		—
Cashflow
Premiums received		4,176,452		—		—		—		4,176,452
Insurance acquisition cash flows		(455,528)		—		—		—		(455,528)
Incurred claims and expenses		—		—		(3,323,187)		—		(3,323,187)
Other cashflow		—		—		—		—		—
Total cashflow		3,720,924		—		(3,323,187)		—		397,737
Other		11,238		—		1,972		68		13,278

Ending	￦	1,933,331	￦	2,107	￦	1,953,780	￦	96,435	￦	3,985,653

F-20
8

38.2.3 Changes in reinsurance contract assets (liabilities) not applying the premium allocation approach for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Liability for Remaining Coverage						Total
	Other than Loss Component		Loss Component		Liability for Incurred Claims
	(In millions of Korean won)
Beginning	￦	68,343	￦	18,559	￦	305,754	￦	392,656
Allocation of Reinsurance Premiums		(132,741)		—		—		(132,741)
Reinsurance Recoverables
Reinsurance claims and expenses		—		(2,250)		124,436		122,186
Changes in fulfilment cash flows relating to incurred claims		—		—		(7,588)		(7,588)
Recovery from loss recovery component and reversals		—		7,358		—		7,358
Reinsurance service result		(132,741)		5,108		116,848		(10,785)
Reinsurance finance income and expenses		(58,406)		483		4,824		(53,099)
Effect of changes in exchange rate		(33)		(1)		36		2
Effect of changes in credit default risk of reinsurer		748		—		(44)		704
Total reinsurance finance income and expenses		(57,691)		482		4,816		(52,393)
Investment components		(394,698)		—		394,698		—
Cashflow
Reinsurance Premiums Paid		526,842		—		—		526,842
Amounts recovered from reinsurer		—		—		(501,759)		(501,759)
Total cashflow		526,842		—		(501,759)		25,083
Other		—		—		—		—

Ending	￦	10,055	￦	24,149	￦	320,357	￦	354,561

9

	2023
	Liability for Remaining Coverage						Total
	Other than Loss Component		Loss Component		Liability for Incurred Claims
	(In millions of Korean won)
Beginning	￦	10,055	￦	24,149	￦	320,357	￦	354,561
Allocation of Reinsurance Premiums		(157,755)		—		—		(157,755)
Reinsurance Recoverables
Reinsurance claims and expenses		—		(2,554)		129,701		127,147
Changes in fulfilment cash flows relating to incurred claims		—		—		4,519		4,519
Recovery from loss recovery component and reversals		—		51,439		—		51,439
Reinsurance service result		(157,755)		48,885		134,220		25,350
Reinsurance finance income and expenses		44,161		788		2,764		47,713
Effect of changes in exchange rate		4		(1)		—		3
Effect of changes in credit default risk of reinsurer		161		—		138		299
Total reinsurance finance income and expenses		44,326		787		2,902		48,015
Investment components		(435,701)		—		435,701		—
Cashflow
Reinsurance Premiums Paid		498,995		—		—		498,995
Amounts recovered from reinsurer		—		—		(501,074)		(501,074)
Total cashflow		498,995		—		(501,074)		(2,079)
Other		—		—		—		—

Ending	￦	(40,080)	￦	73,821	￦	392,106	￦	425,847

F-2
1
0

38.2.4 Changes in reinsurance contract assets (liabilities) applying the premium allocation approach for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss Component		Loss Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
	(In millions of Korean won)
Beginning	￦	60,635	￦	50	￦	1,060,490	￦	91,286	￦	1,212,461
Reinsurance service income		(639,013)		—		—		—		(639,013)
Reinsurance service expenses
Reinsurance claims and expenses		3,673		—		442,566		14,955		461,194
Changes in fulfilment cash flows relating to incurred claims		—		—		15,632		(76,572)		(60,940)
Recovery from loss recovery component and reversals		—		179		—		—		179
Reinsurance service result		(635,340)		179		458,198		(61,617)		(238,580)
Reinsurance finance income and expenses		(391)		—		4,121		380		4,110
Effect of changes in exchange rate		2,036		—		15,753		10		17,799
Effect of changes in credit default risk of reinsurer		112		—		(3,645)		—		(3,533)
Total reinsurance finance income and expenses		1,757		—		16,229		390		18,376
Investment components		(13,773)		—		13,773		—		—
Cashflow
Reinsurance Premiums Paid		598,817		—		—		—		598,817
Amounts recovered from reinsurer		—		—		(483,571)		—		(483,571)
Total cashflow		598,817		—		(483,571)		—		115,246
Other		420		—		1,791		(37)		2,174

Ending	￦	12,516	￦	229	￦	1,066,910	￦	30,022	￦	1,109,677

F-2
11

	2023
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss Component		Loss Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
	(In millions of Korean won)
Beginning	￦	12,516	￦	229	￦	1,066,910	￦	30,022	￦	1,109,677
Reinsurance service income		(679,353)		—		—		—		(679,353)
Reinsurance service expenses
Reinsurance claims and expenses		4,485		—		665,538		29,797		699,820
Changes in fulfilment cash flows relating to incurred claims		—		—		(187,486)		(12,475)		(199,961)
Recovery from loss recovery component and reversals		—		151		—		—		151
Reinsurance service result		(674,868)		151		478,052		17,322		(179,343)
Reinsurance finance income and expenses		750		—		(4,247)		(455)		(3,952)
Effect of changes in exchange rate		(1,736)		—		6,033		—		4,297
Effect of changes in credit default risk of reinsurer		(43)		—		(20,273)		—		(20,316)
Total reinsurance finance income and expenses		(1,029)		—		(18,487)		(455)		(19,971)
Investment components		(3,723)		—		3,723		—		—
Cashflow
Reinsurance Premiums Paid		785,809		—		—		—		785,809
Amounts recovered from reinsurer		—		—		(496,962)		—		(496,962)
Total cashflow		785,809		—		(496,962)		—		288,847
Other		(6,171)		—		365		(113)		(5,919)

Ending	￦	112,534	￦	380	￦	1,033,601	￦	46,776	￦	1,193,291

F-2
12

38.3 Changes in components of insurance and reinsurance Liability
38.3.1 Changes in components of insurance contract liabilities (assets) not applying the premium allocation approach for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
	(In millions of Korean won)
Beginning	￦	37,934,612	￦	1,496,778	￦	11,327,076	￦	50,758,466
Future service related changes:
Changes in estimations adjusting contractual service margin		(410,556)		(863)		411,419		—
Losses on onerous contracts and reversals		105,287		6,833		—		112,120
Effect of new contracts		(2,435,217)		225,100		2,233,988		23,871
Current period service related changes:
Contractual service margin recognized in profit or loss for the services provided		—		—		(1,094,390)		(1,094,390)
Changes in risk adjustment due to release of risk		—		(166,128)		—		(166,128)
Experience adjustment		(6,933)		—		—		(6,933)
Others		860		—		—		860
Past period service related changes:
Changes in fulfilment cash flows relating to incurred claims		(81,492)		(31,792)		—		(113,284)
Insurance service result		(2,828,051)		33,150		1,551,017		(1,243,884)
Insurance finance income and expenses		(7,889,310)		(54,488)		380,024		(7,563,774)
Cashflow for the period:
Premiums received		12,396,650		—		—		12,396,650
Insurance acquisition cash flows		(1,873,773)		—		—		(1,873,773)
Incurred claims and expenses		(6,904,161)		—		—		(6,904,161)
Other cashflow		(3,540,943)		—		—		(3,540,943)
Total cashflow		77,773		—		—		77,773
Other		(3,354)	￦	—	￦	—	￦	(3,354)

Ending	￦	27,291,670	￦	1,475,440	￦	13,258,117	￦	42,025,227

F-21
3

	2023
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
	(In millions of Korean won)
Beginning	￦	27,291,670	￦	1,475,440	￦	13,258,117	￦	42,025,227
Future service related changes:
Changes in estimations adjusting contractual service margin		1,379,799		19,649		(1,399,448)		—
Losses on onerous contracts and reversals		218,190		27,454		—		245,644
Effect of new contracts		(2,690,035)		251,886		2,471,636		33,487
Current period service related changes:
Contractual service margin recognized in profit or loss for the services provided		—		—		(1,245,076)		(1,245,076)
Changes in risk adjustment due to release of risk		—		(186,989)		—		(186,989)
Experience adjustment		(76,855)		—		—		(76,855)
Past period service related changes:
Changes in fulfilment cash flows relating to incurred claims		(15,528)		(32,462)		—		(47,990)
Insurance service result		(1,184,429)		79,538		(172,888)		(1,277,779)
Insurance finance income and expenses		4,479,170		118,749		463,756		5,061,675
Cashflow for the period:
Premiums received		12,118,916		—		—		12,118,916
Insurance acquisition cash flows		(2,243,231)		—		—		(2,243,231)
Incurred claims and expenses		(6,796,305)		—		—		(6,796,305)
Other cashflow		(2,795,316)		—		—		(2,795,316)
Total cashflow		284,064		—		—		284,064
Other		72		—		—		72

Ending	￦	30,870,547	￦	1,673,727	￦	13,548,985	￦	46,093,259

F-21
4

38.3.2 Changes in components of reinsurance contract assets (liabilities) not applying the premium allocation approach for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
	(In millions of Korean won)
Beginning	￦	328,510	￦	51,658	￦	12,488	￦	392,656
Future service related changes
Changes in estimations adjusting contractual service margin		53,503		26,699		(80,202)		—
Losses on onerous contracts and reversals		5,704		1,519		—		7,223
Effect of new contracts		6,675		4,491		(11,030)		136
Current period service related changes
Contractual service margin recognized in profit or loss for the services provided		—		—		(6,440)		(6,440)
Changes in risk adjustment due to release of risk		—		(3,226)		—		(3,226)
Experience adjustment		(890)		—		—		(890)
Past period service related changes
Changes in fulfilment cash flows relating to incurred claims		(4,507)		(3,081)		—		(7,588)
Reinsurance service result		60,485		26,402		(97,672)		(10,785)
Reinsurance finance income and expenses		(45,182)		(8,161)		244		(53,099)
Effect of changes in exchange rate		176		8		(182)		2
Effect of changes in credit default risk of reinsurer		704		—		—		704
Total reinsurance finance income and expenses		(44,302)		(8,153)		62		(52,393)
Cashflow for the period
Reinsurance Premiums Paid		526,842		—		—		526,842
Amounts recovered from reinsurer		(501,759)		—		—		(501,759)
Other cashflow		—		—		—		—
Total cashflow		25,083		—		—		25,083
Other		—		—		—		—

Ending	￦	369,776	￦	69,907	￦	(85,122)	￦	354,561

F-21
5

	2023
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
	(In millions of Korean won)
Beginning	￦	369,776	￦	69,907	￦	(85,122)	￦	354,561
Future service related changes
Changes in estimations adjusting contractual service margin		(119,906)		(19,901)		139,807		—
Losses on onerous contracts and reversals		39,189		12,007		—		51,196
Effect of new contracts		24,733		10,910		(35,401)		242
Current period service related changes
Contractual service margin recognized in profit or loss for the services provided		—		—		(100)		(100)
Changes in risk adjustment due to release of risk		—		(5,354)		—		(5,354)
Experience adjustment		(25,153)		—		—		(25,153)
Past period service related changes
Changes in fulfilment cash flows relating to incurred claims		7,600		(3,081)		—		4,519
Reinsurance service result		(73,537)		(5,419)		104,306		25,350
Reinsurance finance income and expenses		41,043		8,908		(2,238)		47,713
Effect of changes in exchange rate		(5)		—		8		3
Effect of changes in credit default risk of reinsurer		299		—		—		299
Total reinsurance finance income and expenses		41,337		8,908		(2,230)		48,015
Cashflow for the period
Reinsurance Premiums Paid		498,995		—		—		498,995
Amounts recovered from reinsurer		(501,074)		—		—		(501,074)
Other cashflow		—		—		—		—
Total cashflow		(2,079)		—		—		(2,079)
Other		—		—		—		—

Ending	￦	335,497	￦	73,396	￦	16,954	￦	425,847

F-21
6

38.4 Details of insurance service results for the year ended December 31, 2022 and 2023, are as follows:

	2022
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
	(In millions of Korean won)
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	￦	249,018	￦	29,396	￦	37,311	￦	79,863	￦	—	￦	3,724,523	￦	—	￦	—	￦	—	￦	4,120,111
Changes in risk adjustment due to release of risk		8,610		8,931		15,545		(5,363)		—		169,001		—		—		—		196,724
Contractual service margin recognized in profit or loss for the services provided		234,725		17,078		32,547		83,919		—		726,120		—		—		—		1,094,389
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		12,277		1,319		4,269		4,948		—		135,421		—		—		—		158,234
Other insurance revenues		(643)		(256)		(188)		(654)		—		—		—		—		—		(1,741)

Insurance revenue for insurance contracts not applying the premium allocation approach		503,987		56,468		89,484		162,713		—		4,755,065		—		—		—		5,567,717
Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		1,299,905		2,566,770		115,709		3,982,384

Total insurance revenue	￦	503,987	￦	56,468	￦	89,484	￦	162,713	￦	—	￦	4,755,065	￦	1,299,905	￦	2,566,770	￦	115,709	￦	9,550,101

F-21
7

	2022
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
	(In millions of Korean won)
Insurance service expenses:
Incurred claims and expenses	￦	(273,796)	￦	(33,206)	￦	(37,624)	￦	(87,844)	￦	—	￦	(3,663,261)	￦	(1,001,488)	￦	(2,267,353)	￦	(81,186)	￦	(7,445,758)
Amortization of insurance acquisition cash flows		(12,277)		(1,319)		(4,269)		(4,948)		—		(182,676)		(124,077)		(300,181)		(2,380)		(632,127)
Changes in fulfilment cash flows relating to incurred claims		13,809		1,690		6,159		4,756		—		86,871		87,603		24,238		—		225,126
Losses on onerous contracts and reversals		5,957		(3,044)		(16,648)		(60,085)		—		(61,430)		(989)		—		—		(136,239)
Other insurance service expenses		(780)		66		421		(354)		—		—		—		—		—		(647)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(267,087)		(35,813)		(51,961)		(148,475)		—		(3,820,496)		—		—		—		(4,323,832)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(1,038,951)		(2,543,296)		(83,566)		(3,665,813)

Total insurance service expenses	￦	(267,087)	￦	(35,813)	￦	(51,961)	￦	(148,475)	￦	—	￦	(3,820,496)	￦	(1,038,951)	￦	(2,543,296)	￦	(83,566)	￦	(7,989,645)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses	￦	849	￦	1,510	￦	—	￦	—	￦	3,362	￦	119,913	￦	461,449	￦	20,594	￦	(23,682)	￦	583,995
Changes in fulfilment cash flows relating to incurred claims		(230)		(409)		—		—		(914)		(8,785)		(59,767)		1,576		—		(68,529)
Recognition and reversal of loss-recovery component		(223)		97		—		—		74		6,977		179		—		—		7,104
Other reinsurance income		(4)		(8)		—		—		(169)		—		—		—		—		(181)

Reinsurance income for reinsurance contracts not applying the premium allocation approach		392		1,190		—		—		2,353		118,019		—		—		—		121,954
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		86		401,861		22,170		(23,682)		400,435

Total reinsurance income	￦	392	￦	1,190	￦	—	￦	—	￦	2,353	￦	118,105	￦	401,861	￦	22,170	￦	(23,682)	￦	522,389

F-21
8

	2022
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
	(In millions of Korean won)
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	￦	(965)	￦	(1,691)	￦	—	￦	—	￦	(1,223)	￦	(116,943)	￦	—	￦	—	￦	—	￦	(120,822)
Changes in risk adjustment due to release of risk		(75)		(174)		—		—		(43)		(5,802)		—		—		—		(6,094)
Contractual service margin recognized in profit or loss for the services received		69		(347)		—		—		(1,000)		(5,162)		—		—		—		(6,440)
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Other reinsurance expenses		438		8		—		—		169		—		—		—		—		615

		(533)		(2,204)		—		—		(2,097)		(127,907)		—		—		—		(132,741)
Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,285)		(602,496)		(8,304)		(26,928)		(639,013)

Total reinsurance expense		(533)		(2,204)		—		—		(2,097)		(129,192)		(602,496)		(8,304)		(26,928)		(771,754)

Total insurance service result	￦	236,759	￦	19,641	￦	37,523	￦	14,238	￦	256	￦	923,482	￦	60,319	￦	37,340	￦	(18,467)	￦	1,311,091

9

	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
	(In millions of Korean won)
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	￦	254,876	￦	33,177	￦	35,907	￦	85,464	￦	—	￦	4,138,267	￦	—	￦	—	￦	—	￦	4,547,691
Changes in risk adjustment due to release of risk		18,099		2,846		4,720		4,992		—		184,724		—		—		—		215,381
Contractual service margin recognized in profit or loss for the services provided		287,724		19,960		35,629		89,669		—		812,094		—		—		—		1,245,076
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		18,996		2,835		6,167		5,339		—		170,819		—		—		—		204,156
Other insurance revenues		(3,444)		(228)		(2,409)		(752)		—		—		—		—		—		(6,833)

Insurance revenue for insurance contracts not applying the premium allocation approach		576,251		58,590		80,014		184,712		—		5,305,904		—		—		—		6,205,471
Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		1,291,887		2,714,975		83,360		4,090,222

Total insurance revenue	￦	576,251	￦	58,590	￦	80,014	￦	184,712	￦	—	￦	5,305,904	￦	1,291,887	￦	2,714,975	￦	83,360	￦	10,295,693

F-2
20

	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
	(In millions of Korean won)
Insurance service expenses:
Incurred claims and expenses	￦	(255,897)	￦	(36,962)	￦	(36,344)	￦	(89,211)	￦	—	￦	(4,074,815)	￦	(1,058,394)	￦	(2,388,765)	￦	(159,369)	￦	(8,099,757)
Amortization of insurance acquisition cash flows		(18,996)		(2,835)		(6,167)		(5,339)		—		(173,030)		(131,289)		(314,720)		(3,054)		(655,430)
Changes in fulfilment cash flows relating to incurred claims		12,947		(650)		(1,595)		1,823		—		35,466		204,283		61,059		—		313,333
Losses on onerous contracts and reversals		(10,570)		(13,678)		(9,537)		7,624		—		(246,136)		(807)		—		—		(273,104)
Other insurance service expenses		2,359		79		(4,453)		(1,775)		—		—		—		—		—		(3,790)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(270,157)		(54,046)		(58,096)		(86,878)		—		(4,458,515)		—		—		—		(4,927,692)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(986,207)		(2,642,426)		(162,423)		(3,791,056)

Total insurance service expenses	￦	(270,157)	￦	(54,046)	￦	(58,096)	￦	(86,878)	￦	—	￦	(4,458,515)	￦	(986,207)	￦	(2,642,426)	￦	(162,423)	￦	(8,718,748)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses	￦	437	￦	1,759	￦	—	￦	—	￦	2,233	￦	127,608	￦	566,668	￦	825	￦	128,534	￦	828,064
Changes in fulfilment cash flows relating to incurred claims		(203)		(198)		—		—		410		1,979		(196,236)		(1,193)		—		(195,441)
Recognition and reversal of loss-recovery component		242		148		—		—		1,651		48,300		151		—		—		50,492
Other reinsurance income		—		—		—		—		—		—		—		—		—		—

Reinsurance income for reinsurance contracts not applying the premium allocation approach		476		1,709		—		—		4,294		176,626		—		—		—		183,105
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		1,261		370,583		(368)		128,534		500,010

Total reinsurance income	￦	476	￦	1,709	￦	—	￦	—	￦	4,294	￦	177,887	￦	370,583	￦	(368)	￦	128,534	￦	683,115

F-2
21

	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
	(In millions of Korean won)
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	￦	(951)	￦	(2,081)	￦	—	￦	—	￦	(1,318)	￦	(146,243)	￦	—	￦	—	￦	—	￦	(150,593)
Changes in risk adjustment due to release of risk		(126)		(120)		—		—		(47)		(7,865)		—		—		—		(8,158)
Contractual service margin recognized in profit or loss for the services received		(1,280)		(369)		—		—		(2,784)		4,332		—		—		—		(101)
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Other reinsurance expenses		14		8		—		—		1,075		—		—		—		—		1,097

		(2,343)		(2,562)		—		—		(3,074)		(149,776)		—		—		—		(157,755)
Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,812)		(602,472)		(9,478)		(65,591)		(679,353)

Total reinsurance expense		(2,343)		(2,562)		—		—		(3,074)		(151,588)		(602,472)		(9,478)		(65,591)		(837,108)

Total insurance service result	￦	304,227	￦	3,691	￦	21,918	￦	97,834	￦	1,220	￦	873,688	￦	73,791	￦	62,703	￦	(16,120)	￦	1,422,952

F-2
2
2

38.5 The effect of new insurance contracts not applying the premium allocation approach for the year ended December 31, 2022 and 2023, are as follows:
38.5.1 Insurance contract

	2022
	Issued contract
	Other than onerous contract		Onerous contract		Total
	(In millions of Korean won)
Estimated Present Value of Future Cash Outflows	￦	10,718,344	￦	569,496	￦	11,287,840
Insurance Acquisition Cash Flow		1,819,665		87,760		1,907,425
Insurance Claims and Service Expenses		8,898,679		481,736		9,380,415
Estimated Present Value of Future Cash Inflows		(13,171,925)		(551,132)		(13,723,057)
Risk Adjustment for Non-Financial Risks		219,593		5,507		225,100
Contractual service margin		2,233,988		—		2,233,988

Effect on financial statements of initial recognition of contracts	￦	—	￦	23,871	￦	23,871

	2023
	Issued contract
	Other than onerous contract		Onerous contract		Total
	(In millions of Korean won)
Estimated Present Value of Future Cash Outflows	￦	11,999,588	￦	467,686	￦	12,467,274
Insurance Acquisition Cash Flow		2,354,262		80,797		2,435,059
Insurance Claims and Service Expenses		9,645,326		386,889		10,032,215
Estimated Present Value of Future Cash Inflows		(14,716,101)		(441,208)		(15,157,309)
Risk Adjustment for Non-Financial Risks		244,877		7,009		251,886
Contractual service margin		2,471,636		—		2,471,636

Effect on financial statements of initial recognition of contracts	￦	—	￦	33,487	￦	33,487

F-22
3

38.5.2 Reinsurance contract

	2022
	Purchased contract
	Net cost contract		Net gain contract		Total
	(In millions of Korean won)
Estimated Present Value of Future Cash Inflows	￦	58,068	￦	582,353	￦	640,421
Estimated Present Value of Future Cash Outflows		(66,905)		(566,841)		(633,746)
Risk Adjustment for Non-Financial Risks		889		3,602		4,491
Contractual service margin		8,084		(19,114)		(11,030)

Effect on financial statements of initial recognition of contracts	￦	136	￦	—	￦	136

	2023
	Purchased contract
	Net cost contract		Net gain contract		Total
	(In millions of Korean won)
Estimated Present Value of Future Cash Inflows	￦	50,455	￦	948,180	￦	998,635
Estimated Present Value of Future Cash Outflows		(52,749)		(921,153)		(973,902)
Risk Adjustment for Non-Financial Risks		532		10,378		10,910
Contractual service margin		2,004		(37,405)		(35,401)

Effect on financial statements of initial recognition of contracts	￦	242	￦	—	￦	242

F-22
4

38.6 The annual expected amortization schedule of contractual service margin of insurance contracts and reinsurance contracts not applying the premium allocation approach as of December 31, 2022 and 2023, are as follows:

		December 31, 2022
		Less than a year		1 ~ 2 years		2 ~ 3 years		3 ~ 4 years		4 ~ 5 years		5 ~ 10 years		10 ~ 20 years		20 ~ 30 years		Over 30 years
		(In millions of Korean won)
Insurance contract issued
Life insurance	Death	￦	264,108	￦	243,645	￦	225,339	￦	208,911	￦	193,751	￦	752,438	￦	886,420	￦	428,872	￦	211,872
	Health		16,624		15,214		14,010		12,969		12,073		47,228		56,227		31,533		30,559
	Pension		33,757		31,591		29,519		27,562		25,591		99,212		110,919		48,345		26,468
	Variables		86,630		80,721		75,325		70,312		65,733		259,099		313,790		172,119		104,449
Non-life insurance			718,139		657,436		599,796		551,952		512,352		2,030,614		2,508,514		365,526		853

Total insurance contract issued		￦	1,119,258	￦	1,028,607	￦	943,989	￦	871,706	￦	809,500	￦	3,188,591	￦	3,875,870	￦	1,046,395	￦	374,201

Reinsurance contract held
Life insurance	Death	￦	927	￦	868	￦	810	￦	742	￦	679	￦	2,577	￦	3,377	￦	2,066	￦	1,149
	Health		277		193		133		86		50		(303)		(2,238)		(1,424)		(1,623)
	Compound		672		444		370		313		267		584		224		134		79
Non-life insurance			(11,054)		(9,487)		(7,940)		(6,783)		(5,954)		(24,352)		(22,685)		(6,906)		(1,394)

Total reinsurance contract held		￦	(9,178)	￦	(7,982)	￦	(6,627)	￦	(5,642)	￦	(4,958)	￦	(21,494)	￦	(21,322)	￦	(6,130)	￦	(1,789)

F-22
5

		December 31, 2023
		Less than a year		1 ~ 2 years		2 ~ 3 years		3 ~ 4 years		4 ~ 5 years		5 ~ 10 years		10 ~ 20 years		20 ~ 30 years		Over 30 years
		(In millions of Korean won)
Insurance contract issued
Life insurance	Death	￦	236,323	￦	215,942	￦	199,712	￦	184,953	￦	171,431	￦	665,906	￦	822,117	￦	451,691	￦	293,496
	Health		17,918		16,121		14,586		13,283		12,126		44,083		43,608		20,913		20,140
	Pension		33,910		30,602		27,735		25,600		23,797		94,360		118,308		54,580		22,581
	Variables		84,188		78,083		72,584		67,631		63,069		245,804		287,816		155,736		100,329
Non-life insurance			766,180		704,554		642,277		592,651		551,089		2,182,217		2,708,480		367,995		2,480

Total insurance contract issued		￦	1,138,519	￦	1,045,302	￦	956,894	￦	884,118	￦	821,512	￦	3,232,370	￦	3,980,329	￦	1,050,915	￦	439,026

Reinsurance contract held
Life insurance	Death	￦	2,131	￦	1,793	￦	1,548	￦	1,348	￦	1,181	￦	3,888	￦	2,155	￦	1,123	￦	640
	Health		(299)		(278)		(266)		(278)		(314)		(1,553)		(2,578)		(1,612)		(1,802)
	Compound		1,136		501		416		353		302		924		935		512		318
Non-life insurance			(3,170)		(2,994)		(2,465)		(1,934)		(1,593)		(8,206)		2,165		8,672		14,255

Total reinsurance contract held		￦	(202)	￦	(978)	￦	(767)	￦	(511)	￦	(424)	￦	(4,947)	￦	2,677	￦	8,695	￦	13,411

F-22
6

38.7 The details and fair value of the underlying items of insurance contracts with direct participation features as of December 31, 2022 and 2023, are as follows:

	2022		2023
	(In millions of Korean won)
Underlying items held by the Group
Cash and cash equivalents	￦	188,934	￦	122,467
Equity securities		628,864		750,765
Debt securities		1,210,947		1,167,554
Beneficiary certificates		1,022,401		1,271,117
Other securities		481,122		446,193
Loans		76,892		23,346
Others		13,857		16,366

Total	￦	3,623,017	￦	3,797,808

F-22
7

38.8 Details of other insurance finance income and expenses for the year ended December 31, 2022 and 2023, are as follows:

	2022
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
	(In millions of Korean won)
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	￦	26,007	￦	59,664	￦	519,848	￦	511,878	￦	112,397	￦	7,615	￦	19,479	￦	1,256,888
Dividend income		3,329		31,155		70,083		554		34,276		2		285		139,684
Gains (losses) on valuation and disposal of securities		(34,287)		(830,878)		(332,183)		(224,117)		(315,133)		202		(60,062)		(1,796,458)
Gains (losses) on valuation and disposal of loans and receivables		—		—		—		(16,345)		(5,430)		(3)		(1,002)		(22,780)
Gains (losses) on derivatives		(3,073)		(17,071)		(120,356)		(141,842)		(69,675)		—		—		(352,017)
Gains (losses) on investments in subsidiaries		—		—		—		(18,001)		—		—		—		(18,001)
Foreign exchange gains (losses)		3,650		67,569		64,493		136,255		82,974		94		—		355,035
Other investment income (expenses)		(5,032)		(63)		97,061		(11,501)		173,663		(997)		41,102		294,233

		(9,406)		(689,624)		298,946		236,881		13,072		6,913		(198)		(143,416)
Investment income (expenses) recognized in other comprehensive income		(48,682)		—		(3,230,491)		(2,949,143)		(262,195)		(14,132)		(171,628)		(6,676,271)

Total investment income (expenses)	￦	(58,088)	￦	(689,624)	￦	(2,931,545)	￦	(2,712,262)	￦	(249,123)	￦	(7,219)	￦	(171,826)	￦	(6,819,687)

F-22
8

	2022
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
	(In millions of Korean won)
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	￦	—	￦	(85,614)	￦	(718,823)	￦	(684,645)	￦	(4,134)	￦	—	￦	—	￦	(1,493,216)
Effect of changes in discount rates and financial assumptions		—		267,304		87,422		—		—		—		—		354,726
Effect of exchange rate fluctuations		—		(49,771)		(5,191)		—		(19,970)		—		—		(74,932)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		537,304		—		—		—		—		—		537,304
Other insurance finance income (expenses)		—		—		—		(2,558)		1,379		(1,867)		—		(3,046)

		—		669,223		(636,592)		(687,203)		(22,725)		(1,867)		—		(679,164)
Insurance finance income (expenses) recognized in other comprehensive income		—		126,971		3,891,544		4,199,832		6,463		—		—		8,224,810

Total insurance finance income (expenses)	￦	—	￦	796,194	￦	3,254,952	￦	3,512,629	￦	(16,262)	￦	(1,867)	￦	—	￦	7,545,646

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	￦	—	￦	—	￦	(990)	￦	12,741	￦	2,512	￦	—	￦	—	￦	14,263
Effect of changes in discount rates and financial assumptions		—		—		(251)		—		—		—		—		(251)
Effect of exchange rate fluctuations		—		—		2		—		17,799		—		—		17,801
Other reinsurance finance income (expenses)		—		—		(4)		5,800		2,094		1,734		—		9,624

		—		—		(1,243)		18,541		22,405		1,734		—		41,437
Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		10,384		(80,075)		(5,764)		—		—		(75,455)

Total reinsurance finance income (expenses)		—		—		9,141		(61,534)		16,641		1,734		—		(34,018)

Net investment income (expenses)	￦	(58,088)	￦	106,570	￦	332,548	￦	738,833	￦	(248,744)	￦	(7,352)	￦	(171,826)	￦	691,941

9

	2023
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
	(In millions of Korean won)
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	￦	10,394	￦	71,348	￦	497,110	￦	514,745	￦	129,246	￦	7,017	￦	(79,289)	￦	1,150,571
Dividend income		450		33,520		8,965		4,210		29,316		2		1,851		78,314
Gains (losses) on valuation and disposal of securities		(3,375)		446,698		(129,888)		24,789		48,870		(9,160)		8,895		386,829
Gains (losses) on valuation and disposal of loans and receivables		—		—		—		1,563		(10,400)		—		1,671		(7,166)
Gains (losses) on derivatives		(2,269)		(9,153)		(34,523)		(80,755)		(44,211)		—		—		(170,911)
Gains (losses) on investments in subsidiaries		—		—		(135)		999		—		—		—		864
Foreign exchange gains (losses)		1,518		14,633		34,594		60,644		31,552		(47)		—		142,894
Other investment income (expenses)		(26,831)		23,874		93,458		(48,446)		198,876		(1,162)		66,718		306,487

		(20,113)		580,920		469,581		477,749		383,249		(3,350)		(154)		1,887,882
Investment income (expenses) recognized in other comprehensive income		30,623		—		1,831,878		1,517,293		129,012		9,947		154,660		3,673,413

Total investment income (expenses)	￦	10,510	￦	580,920	￦	2,301,459	￦	1,995,042	￦	512,261	￦	6,597	￦	154,506	￦	5,561,295

F-2
30

	2023
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
	(In millions of Korean won)
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	￦	—	￦	(92,048)	￦	(744,571)	￦	(726,365)	￦	(3,875)	￦	—	￦	—	￦	(1,566,859)
Effect of changes in discount rates and financial assumptions		—		(106,375)		30,743		—		—		—		—		(75,632)
Effect of exchange rate fluctuations		—		(2,792)		(1,702)		—		(5,416)		—		—		(9,910)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(352,888)		—		—		—		—		—		(352,888)
Other insurance finance income (expenses)		—		—		—		4,229		(686)		(41)		—		3,502

		—		(554,103)		(715,530)		(722,136)		(9,977)		(41)		—		(2,001,787)
Insurance finance income (expenses) recognized in other comprehensive income		—		(63,785)		(1,323,613)		(1,682,508)		(2,882)		—		—		(3,072,788)

Total insurance finance income (expenses)	￦	—	￦	(617,888)	￦	(2,039,143)	￦	(2,404,644)	￦	(12,859)	￦	(41)	￦	—	￦	(5,074,575)

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	￦	—	￦	—	￦	(1,031)	￦	12,629	￦	2,558	￦	—	￦	—	￦	14,156
Effect of changes in discount rates and financial assumptions		—		—		(270)		—		—		—		—		(270)
Effect of exchange rate fluctuations		—		—		(8)		—		4,297		—		—		4,289
Other reinsurance finance income (expenses)		—		—		(3)		359		(28,312)		(269)		—		(28,225)

		—		—		(1,312)		12,988		(21,457)		(269)		—		(10,050)
Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		(3,041)		39,381		1,755		—		—		38,095

Total reinsurance finance income (expenses)		—		—		(4,353)		52,369		(19,702)		(269)		—		28,045

Net investment income (expenses)	￦	10,510	￦	(36,968)	￦	257,963	￦	(357,233)	￦	479,700	￦	6,287	￦	154,506	￦	514,765

F-2
3
1

38.9 Insurance income and changes in contractual service margin of insurance contracts not applying the premium allocation approach by transition approaches for the year ended December 31, 2022 and 2023, are as follows:
38.9.1 Insurance contract

	2022
	Contracts applying the fair value approach		All other contracts		Total
	(In millions of Korean won)
Insurance income	￦	2,660,459	￦	2,907,258	￦	5,567,717

Beginning contractual service margin		2,308,718		9,018,358		11,327,076
Current period service related changes
Profit or loss recognized related to service provided		(180,297)		(914,093)		(1,094,390)
Future service related changes
Changes in estimations adjusting contractual service margin		119,825		291,595		411,420
Effect of new contracts		—		2,233,988		2,233,988

Insurance service result		(60,472)		1,611,490		1,551,018
Insurance finance income and expenses		76,715		303,308		380,023

Ending contractual service margin	￦	2,324,961	￦	10,933,156	￦	13,258,117

	2023
	Contracts applying the fair value approach		All other contracts		Total
	(In millions of Korean won)
Insurance income	￦	2,778,549	￦	3,426,923	￦	6,205,472

Beginning contractual service margin		2,324,961		10,933,156		13,258,117
Current period service related changes
Profit or loss recognized related to service provided		(203,155)		(1,041,921)		(1,245,076)
Future service related changes
Changes in estimations adjusting contractual service margin		626,984		(2,026,432)		(1,399,448)
Effect of new contracts		—		2,471,636		2,471,636

Insurance service result		423,829		(596,717)		(172,888)
Insurance finance income and expenses		82,383		381,373		463,756

Ending contractual service margin	￦	2,831,173	￦	10,717,812	￦	13,548,985

F-2
32

38.9.2 Reinsurance contract

	2022
	Contracts applying the fair value approach		All other contracts		Total
	(In millions of Korean won)
Allocation of Reinsurance Premiums	￦	(65,299)	￦	(67,442)	￦	(132,741)

Beginning contractual service margin		57,423		(44,935)		12,488
Current period service related changes
Profit or loss recognized related to service received		(7,547)		1,107		(6,440)
Future service related changes
Changes in estimations adjusting contractual service margin		44,191		(124,393)		(80,202)
Effect of new contracts		—		(11,030)		(11,030)

Reinsurance service result		36,644		(134,316)		(97,672)
Reinsurance finance income and expenses		1,578		(1,516)		62

Ending contractual service margin	￦	95,645	￦	(180,767)	￦	(85,122)

	2023
	Contracts applying the fair value approach		All other contracts		Total
	(In millions of Korean won)
Allocation of Reinsurance Premiums	￦	(65,600)	￦	(92,155)	￦	(157,755)

Beginning contractual service margin		95,645		(180,767)		(85,122)
Current period service related changes
Profit or loss recognized related to service received		(13,832)		13,732		(100)
Future service related changes
Changes in estimations adjusting contractual service margin		84,818		54,990		139,808
Effect of new contracts		—		(35,401)		(35,401)

Reinsurance service result		70,986		33,321		104,307
Reinsurance finance income and expenses		4,265		(6,496)		(2,231)

Ending contractual service margin	￦	170,896	￦	(153,942)	￦	16,954

38.10 Changes in other comprehensive income of financial instruments related to insurance contract groups that applied the modified retrospective approach or the fair value approach at the transition date
Changes in other comprehensive income of financial instruments related to insurance contract groups for the year ended December 31, 2022 and 2023, are as follows:

	2022		2023
	(In millions of Korean won)
Beginning	￦	132,695	￦	(965,165)
Changes due to fair value measurement		(1,507,494)		533,590
Changes due to reclassification to profit or loss		11,317		38,216
Income tax effect		398,317		(152,270)

Ending	￦	(965,165)	￦	(545,629)

F-23
3

38.11 Risk Management of KB Insurance Co., Ltd.
38.11.1 Overview of insurance risk
Insurance risk is the risk that arises from a primary operation of insurance companies that is associated with underwriting of insurance contracts and payment of claims, which has the risk of greater loss incurring than anticipated by the Group. The Group manages insurance risk in different categories of long-term insurance, general insurance, and automobile insurance.
38.11.1.1 Key items of Long-term insurance

Mortality Risk	Risk of unexpected losses due to premature death compared to the insured’s expectations.

Longevity Risk	Risk of unexpected losses due to delayed death compared to the insured’s expectations.

Disability/Illness Risk	Risk of unexpected losses related to the insured’s disability and illness.

Long-term Property/Other Risks	Risk of unexpected losses related to property, expenses, indemnities, and other collateral in long-term insurance.

Termination Risk	Risk of losses due to unexpected exercise of legal rights or contractual options by policyholders.

Expense Risk	Risk of losses due to fluctuations in future costs and expenditure variations caused by inflation in relation to insurance contract costs.

Catastrophic Risk	Risk of extreme, exceptional losses (e.g., epidemics, major accidents) not considered in mortality risk, etc.

38.11.1.2 Key items of general and automobile insurance

Price Risk	Risk of losses exceeding the expected mortality rate and expense ratio calculated when determining insurance premiums.

Reserve Risk	Risk of being unable to cover future insurance payments reserved for incurred but not reported insurance accidents.

Catastrophic Risk	Risk of losses due to extreme, exceptional risks not considered in insurance price risk and reserve risk.
38.11.2 Purposes, policies, and procedures to manage risk arising from insurance contracts
The risks associated with insurance contracts that the Group faces are insurance actuarial risk and underwriting risk. Each risk occurs due to insurance contract’s pricing and conditions of underwriting. In order to minimize the possibility of acquiring a bad contract, the Group has established and operated detailed underwriting guidelines and underwriting procedures by insurance type that specify detailed underwriting conditions according to the type of risk covered through pre-analysis
of insured property. In addition, the Group is making efforts to reduce insurance actuarial risk by follow-up
measures such as adjustments of premium rate, changes of sales conditions, termination of selling specific product, development of new product, and others through comparing and analyzing the expected risk level at the date of pricing and actual risk level after the acceptance. The Group has prepared a process to minimize management risk other than insurance actuarial risk and underwriting risk by operating a committee that shares opinions on underwriting policies and premium rate policies and decides important matters.

F-23
4

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
38.11.3 Concentration of insurance risk
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
38.11.3.1 Before reinsurance mitigation

	December 31, 2022
	Domestic		United States		China		Others
	(In millions of Korean won)
General insurance
Fire	￦	7,658	￦	—	￦	—	￦	—
Maritime		46,183		—		—		—
Others		1,430,584		174,591		30,666		16,917
Long-term insurance
Injury, illness, and property		12,558,723		—		—		—
Pension		5,630,085		—		—		—
Others		(72,220)		—		—		—
Automobile insurance		2,172,574		—		—		—

Total	￦	21,773,587	￦	174,591	￦	30,666	￦	16,917

	December 31, 2023
	Domestic		United States		China		Others
	(In millions of Korean won)
General insurance
Fire	￦	8,422	￦	—	￦	—	￦	—
Maritime		56,463		—		—		—
Others		1,447,462		151,891		86,167		26,679
Long-term insurance
Injury, illness, and property		15,215,463		—		—		—
Pension		5,211,720		—		—		—
Others		(217,084)		—		—		—
Automobile insurance		2,224,924		—		—		—

Total	￦	23,947,370	￦	151,891	￦	86,167	￦	26,679

F-23
5

38.11.3.2 After reinsurance mitigation

	December 31, 2022
	Domestic		United States		China		Others
	(In millions of Korean won)
General insurance
Fire	￦	10,805	￦	—	￦	—	￦	—
Maritime		29,743		—		—		—
Others		435,808		132,953		20,689		4,978
Long-term insurance
Injury, illness, and property		12,176,990		—		—		—
Pension		5,630,085		—		—		—
Others		(72,220)		—		—		—
Automobile insurance		2,140,824		—		—		—

Total	￦	20,352,035	￦	132,953	￦	20,689	￦	4,978

	December 31, 2023
	Domestic		United States		China		Others
	(In millions of Korean won)
General insurance
Fire	￦	12,258	￦	—	￦	—	￦	—
Maritime		29,637		—		—		—
Others		520,007		3,455		26,526		8,067
Long-term insurance
Injury, illness, and property		14,760,447		—		—		—
Pension		5,211,720		—		—		—
Others		(217,084)		—		—		—
Automobile insurance		2,214,411		—		—		—

Total	￦	22,531,396	￦	3,455	￦	26,526	￦	8,067

F-23
6

38.11.4 Claims development tables
The Group verifies and evaluates the adequacy of reserve for outstanding claims for general, automobile, and long-term insurance with methods such as paid loss development trend and incurred loss development trend. If the individually estimated claims are insufficient, the Group recognizes additional reserves. Claims development tables as of December 31, 2022 and 2023, are as follows:
38.11.4.1 Claims development tables as of December 31, 2022
38.11.4.1.1 Before reinsurance mitigation
General Insurance

	Accident year
	2017		2018		2019		2020		2021		2022		Total
	(In millions of Korean won)
Estimated final loss undiscounted
Development year
1 year	￦	645,886	￦	513,396	￦	559,484	￦	839,279	￦	926,787	￦	918,732	￦	—
2 years		804,327		545,691		567,735		1,035,332		923,424		—		—
3 years		793,670		543,816		592,403		954,050		—		—		—
4 years		623,519		565,489		598,698		—		—		—		—
5 years		651,294		570,120		—		—		—		—		—
6 years		654,480		—		—		—		—		—		—

Estimated final loss	￦	654,480	￦	570,120	￦	598,698	￦	954,050	￦	923,424	￦	918,732	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(648,276)	￦	(552,271)	￦	(550,636)	￦	(690,899)	￦	(635,141)	￦	(433,386)	￦	—
Difference between estimated final loss and claim payments.		6,204		17,849		48,062		263,151		288,283		485,346		1,108,895
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		50,051
Incurred claims over 6 years ago		—		—		—		—		—		—		35,340
Incurred claims settled but not yet paid		—		—		—		—		—		—		(55,391)
Discount rate effect		—		—		—		—		—		—		(12,867)
Risk adjustment		—		—		—		—		—		—		57,433
Others		—		—		—		—		—		—		175,476

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,358,937

F-23
7

Automobile Insurance

	Accident year
	2017		2018		2019		2020		2021		2022		Total
	(In millions of Korean won)
Estimated final loss undiscounted
Development year
1 year	￦	1,364,244	￦	1,504,699	￦	1,626,553	￦	1,639,258	￦	1,758,406	￦	1,853,766	￦	—
2 years		1,367,854		1,491,522		1,639,692		1,645,744		1,766,713		—		—
3 years		1,369,260		1,490,896		1,645,194		1,642,418		—		—		—
4 years		1,370,962		1,495,058		1,648,516		—		—		—		—
5 years		1,375,469		1,497,956		—		—		—		—		—
6 years		1,375,480		—		—		—		—		—		—

Estimated final loss	￦	1,375,480	￦	1,497,956	￦	1,648,516	￦	1,642,418	￦	1,766,713	￦	1,853,766	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,361,232)	￦	(1,476,781)	￦	(1,614,015)	￦	(1,595,586)	￦	(1,684,092)	￦	(1,516,007)	￦	—
Difference between estimated final loss and claim payments.		14,248		21,175		34,501		46,832		82,621		337,759		537,136
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		25,138
Incurred claims over 6 years ago		—		—		—		—		—		—		32,860
Incurred claims settled but not yet paid		—		—		—		—		—		—		34,796
Discount rate effect		—		—		—		—		—		—		2,445
Risk adjustment		—		—		—		—		—		—		21,276
Others		—		—		—		—		—		—		7,596

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	661,247

F-23
8

Long-term Insurance

	Accident year
	2017		2018		2019		2020		2021		2022		Total
	(In millions of Korean won)
Estimated final loss undiscounted
Development year
1 year	￦	1,664,747	￦	1,937,997	￦	2,314,936	￦	2,593,514	￦	3,003,522	￦	3,159,835	￦	—
2 years		1,675,583		1,958,540		2,322,571		2,551,274		2,965,954		—		—
3 years		1,690,408		1,966,566		2,332,331		2,554,205		—		—		—
4 years		1,699,075		1,978,019		2,339,839		—		—		—		—
5 years		1,702,342		1,979,283		—		—		—		—		—
6 years		1,702,858		—		—		—		—		—		—

Estimated final loss	￦	1,702,858	￦	1,979,283	￦	2,339,839	￦	2,554,205	￦	2,965,954	￦	3,159,835	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,696,309)	￦	(1,967,095)	￦	(2,316,174)	￦	(2,503,490)	￦	(2,818,514)	￦	(2,168,677)	￦	—
Difference between estimated final loss and claim payments.		6,549		12,188		23,665		50,715		147,440		991,158		1,231,715
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		47,563
Incurred claims over 6 years ago		—		—		—		—		—		—		8,827
Incurred claims settled but not yet paid		—		—		—		—		—		—		464,689
Discount rate effect		—		—		—		—		—		—		(35,313)
Risk adjustment		—		—		—		—		—		—		30,388
Others		—		—		—		—		—		—		—

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,747,869

9

38.11.4.1.2 After reinsurance mitigation
General Insurance

	Accident year
	2017		2018		2019		2020		2021		2022		Total
	(In millions of Korean won)
Estimated final loss undiscounted
Development year
1 year	￦	302,465	￦	290,681	￦	304,171	￦	332,137	￦	463,207	￦	512,812	￦	—
2 years		339,141		299,745		308,785		344,149		449,737		—		—
3 years		328,713		291,075		316,601		343,707		—		—		—
4 years		281,281		296,824		321,173		—		—		—		—
5 years		287,136		300,125		—		—		—		—		—
6 years		288,358		—		—		—		—		—		—

Estimated final loss	￦	288,358	￦	300,125	￦	321,173	￦	343,707	￦	449,737	￦	512,812	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(288,514)	￦	(296,282)	￦	(306,897)	￦	(304,202)	￦	(348,301)	￦	(261,829)	￦	—
Difference between estimated final loss and claim payments.		(156)		3,843		14,276		39,505		101,436		250,983		409,887
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		28,878
Incurred claims over 6 years ago		—		—		—		—		—		—		13,397
Incurred claims settled but not yet paid		—		—		—		—		—		—		(205,328)
Discount rate effect		—		—		—		—		—		—		(1,524)
Risk adjustment		—		—		—		—		—		—		27,458
Others		—		—		—		—		—		—		24,787

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	297,555

F-2
40

Automobile Insurance

	Accident year
	2017		2018		2019		2020		2021		2022		Total
	(In millions of Korean won)
Estimated final loss undiscounted
Development year
1 year	￦	1,337,010	￦	1,463,857	￦	1,581,086	￦	1,615,387	￦	1,745,376	￦	1,849,405	￦	—
2 years		1,337,572		1,450,943		1,594,400		1,621,647		1,753,171		—		—
3 years		1,338,266		1,450,102		1,599,550		1,618,230		—		—		—
4 years		1,339,196		1,454,108		1,602,565		—		—		—		—
5 years		1,343,612		1,456,542		—		—		—		—		—
6 years		1,343,363		—		—		—		—		—		—

Estimated final loss	￦	1,343,363	￦	1,456,542	￦	1,602,565	￦	1,618,230	￦	1,753,171	￦	1,849,405	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,330,190)	￦	(1,436,359)	￦	(1,569,236)	￦	(1,572,372)	￦	(1,672,087)	￦	(1,512,367)	￦	—
Difference between estimated final loss and claim payments.		13,173		20,183		33,329		45,858		81,084		337,038		530,665
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		24,853
Incurred claims over 6 years ago		—		—		—		—		—		—		31,248
Incurred claims settled but not yet paid		—		—		—		—		—		—		18,177
Discount rate effect		—		—		—		—		—		—		2,449
Risk adjustment		—		—		—		—		—		—		21,227
Others		—		—		—		—		—		—		350

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	628,969

F-2
41

Long-term Insurance

	Accident year
	2017		2018		2019		2020		2021		2022		Total
	(In millions of Korean won)
Estimated final loss undiscounted
Development year
1 year	￦	1,414,636	￦	1,637,680	￦	1,957,373	￦	2,182,836	￦	2,529,760	￦	2,680,155	￦	—
2 years		1,418,815		1,652,893		1,954,261		2,136,381		2,494,050		—		—
3 years		1,431,799		1,659,135		1,961,975		2,138,283		—		—		—
4 years		1,439,216		1,668,516		1,968,459		—		—		—		—
5 years		1,442,007		1,669,653		—		—		—		—		—
6 years		1,442,582		—		—		—		—		—		—

Estimated final loss	￦	1,442,582	￦	1,669,653	￦	1,968,459	￦	2,138,283	￦	2,494,050	￦	2,680,155	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,436,690)	￦	(1,658,943)	￦	(1,947,950)	￦	(2,094,566)	￦	(2,367,783)	￦	(1,830,875)	￦	—
Difference between estimated final loss and claim payments.		5,892		10,710		20,509		43,717		126,267		849,280		1,056,375
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		42,150
Incurred claims over 6 years ago		—		—		—		—		—		—		7,656
Incurred claims settled but not yet paid		—		—		—		—		—		—		332,497
Discount rate effect		—		—		—		—		—		—		(30,786)
Risk adjustment		—		—		—		—		—		—		26,932
Others		—		—		—		—		—		—		(3,039)

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,431,785

F-2
42

38.11.4.2 Claims development tables as of December 31, 2023
38.11.4.2.1 Before reinsurance mitigation
General Insurance

	Accident year
	2018		2019		2020		2021		2022		2023		Total
	(In millions of Korean won)
Estimated final loss undiscounted
Development year
1 year	￦	513,396	￦	559,484	￦	839,279	￦	926,787	￦	918,732	￦	984,418	￦	—
2 years		545,691		567,735		1,035,332		923,424		846,577		—		—
3 years		543,816		592,403		954,050		834,723		—		—		—
4 years		565,489		598,698		970,065		—		—		—		—
5 years		570,120		587,100		—		—		—		—		—
6 years		563,739		—		—		—		—		—		—

Estimated final loss	￦	563,739	￦	587,100	￦	970,065	￦	834,723	￦	846,577	￦	984,418	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(558,954)	￦	(557,309)	￦	(779,235)	￦	(694,815)	￦	(655,922)	￦	(430,284)	￦	—
Difference between estimated final loss and claim payments.		4,785		29,791		190,830		139,908		190,655		554,134		1,110,103
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		41,413
Incurred claims over 6 years ago		—		—		—		—		—		—		42,564
Incurred claims settled but not yet paid		—		—		—		—		—		—		(52,545)
Discount rate effect		—		—		—		—		—		—		(8,539)
Risk adjustment		—		—		—		—		—		—		75,116
Others		—		—		—		—		—		—		213,113

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,421,225

F-24
3

Automobile Insurance

	Accident year
	2018		2019		2020		2021		2022		2023		Total
	(In millions of Korean won)
Estimated final loss undiscounted
Development year
1 year	￦	1,504,699	￦	1,626,553	￦	1,639,258	￦	1,758,406	￦	1,853,766	￦	1,958,153	￦	—
2 years		1,491,522		1,639,692		1,645,744		1,766,713		1,865,422		—		—
3 years		1,490,896		1,645,194		1,642,418		1,754,773		—		—		—
4 years		1,495,058		1,648,516		1,633,491		—		—		—		—
5 years		1,497,956		1,642,245		—		—		—		—		—
6 years		1,492,463		—		—		—		—		—		—

Estimated final loss	￦	1,492,463	￦	1,642,245	￦	1,633,491	￦	1,754,773	￦	1,865,422	￦	1,958,153	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,480,005)	￦	(1,621,917)	￦	(1,608,054)	￦	(1,714,365)	￦	(1,796,293)	￦	(1,629,354)	￦	—
Difference between estimated final loss and claim payments.		12,458		20,328		25,437		40,408		69,129		328,799		496,559
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		22,411
Incurred claims over 6 years ago		—		—		—		—		—		—		35,670
Incurred claims settled but not yet paid		—		—		—		—		—		—		42,136
Discount rate effect		—		—		—		—		—		—		5,219
Risk adjustment		—		—		—		—		—		—		21,318
Others		—		—		—		—		—		—		5,677

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	628,990

F-24
4

Long-term Insurance

	Accident year
	2018		2019		2020		2021		2022		2023		Total
	(In millions of Korean won)
Estimated final loss undiscounted
Development year
1 year	￦	1,937,997	￦	2,314,936	￦	2,593,514	￦	3,003,522	￦	3,159,835	￦	3,485,979	￦	—
2 years		1,958,540		2,322,571		2,551,274		2,965,954		3,180,537		—		—
3 years		1,966,566		2,332,331		2,554,205		2,972,948		—		—		—
4 years		1,978,019		2,339,839		2,557,951		—		—		—		—
5 years		1,979,283		2,339,712		—		—		—		—		—
6 years		1,977,945		—		—		—		—		—		—

Estimated final loss	￦	1,977,945	￦	2,339,712	￦	2,557,951	￦	2,972,948	￦	3,180,537	￦	3,485,979	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,971,631)	￦	(2,327,124)	￦	(2,533,413)	￦	(2,912,534)	￦	(3,016,892)	￦	(2,379,992)	￦	—
Difference between estimated final loss and claim payments.		6,314		12,588		24,538		60,414		163,645		1,105,987		1,373,486
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		52,983
Incurred claims over 6 years ago		—		—		—		—		—		—		7,786
Incurred claims settled but not yet paid		—		—		—		—		—		—		480,297
Discount rate effect		—		—		—		—		—		—		(35,235)
Risk adjustment		—		—		—		—		—		—		26,924
Others		—		—		—		—		—		—		50

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,906,291

F-24
5

38.11.4.2.2 After reinsurance mitigation
General Insurance

	Accident year
	2018		2019		2020		2021		2022		2023		Total
	(In millions of Korean won)
Estimated final loss undiscounted
Development year
1 year	￦	290,681	￦	304,171	￦	332,137	￦	463,207	￦	512,812	￦	501,574	￦	—
2 years		299,745		308,785		344,149		449,737		499,457		—		—
3 years		291,075		316,601		343,707		447,047		—		—		—
4 years		296,824		321,173		347,312		—		—		—		—
5 years		300,125		320,026		—		—		—		—		—
6 years		302,451		—		—		—		—		—		—

Estimated final loss	￦	302,451	￦	320,026	￦	347,312	￦	447,047	￦	499,457	￦	501,574	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(300,196)	￦	(310,243)	￦	(320,544)	￦	(386,251)	￦	(395,065)	￦	(251,845)	￦	—
Difference between estimated final loss and claim payments.		2,255		9,783		26,768		60,796		104,392		249,729		453,723
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		28,327
Incurred claims over 6 years ago		—		—		—		—		—		—		22,798
Incurred claims settled but not yet paid		—		—		—		—		—		—		(188,877)
Discount rate effect		—		—		—		—		—		—		(1,904)
Risk adjustment		—		—		—		—		—		—		28,338
Others		—		—		—		—		—		—		12,360

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	354,765

F-24
6

Automobile Insurance

	Accident year
	2018		2019		2020		2021		2022		2023		Total
	(In millions of Korean won)
Estimated final loss undiscounted
Development year
1 year	￦	1,463,857	￦	1,581,086	￦	1,615,387	￦	1,745,376	￦	1,849,405	￦	1,958,153	￦	—
2 years		1,450,943		1,594,400		1,621,647		1,753,171		1,861,151		—		—
3 years		1,450,102		1,599,550		1,618,230		1,741,566		—		—		—
4 years		1,454,108		1,602,565		1,609,312		—		—		—		—
5 years		1,456,542		1,596,518		—		—		—		—		—
6 years		1,451,085		—		—		—		—		—		—

Estimated final loss	￦	1,451,085	￦	1,596,518	￦	1,609,312	￦	1,741,566	￦	1,861,151	￦	1,958,153	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,439,301)	￦	(1,576,896)	￦	(1,584,585)	￦	(1,701,673)	￦	(1,792,264)	￦	(1,629,354)	￦	—
Difference between estimated final loss and claim payments.		11,784		19,622		24,727		39,893		68,887		328,799		493,712
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		22,283
Incurred claims over 6 years ago		—		—		—		—		—		—		33,999
Incurred claims settled but not yet paid		—		—		—		—		—		—		40,875
Discount rate effect		—		—		—		—		—		—		5,219
Risk adjustment		—		—		—		—		—		—		21,318
Others		—		—		—		—		—		—		575

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	617,981

F-24
7

Long-term Insurance

	Accident year
	2018		2019		2020		2021		2022		2023		Total
	(In millions of Korean won)
Estimated final loss undiscounted
Development year
1 year	￦	1,637,680	￦	1,957,373	￦	2,182,836	￦	2,529,760	￦	2,680,155	￦	2,951,334	￦	—
2 years		1,652,893		1,954,261		2,136,381		2,494,050		2,690,877		—		—
3 years		1,659,135		1,961,975		2,138,283		2,499,511		—		—		—
4 years		1,668,516		1,968,459		2,141,462		—		—		—		—
5 years		1,669,653		1,968,485		—		—		—		—		—
6 years		1,668,426		—		—		—		—		—		—

Estimated final loss	￦	1,668,426	￦	1,968,485	￦	2,141,462	￦	2,499,511	￦	2,690,877	￦	2,951,334	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,662,887)	￦	(1,957,612)	￦	(2,120,429)	￦	(2,448,085)	￦	(2,550,761)	￦	(2,003,225)	￦	—
Difference between estimated final loss and claim payments.		5,539		10,873		21,033		51,426		140,116		948,109		1,177,096
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		46,664
Incurred claims over 6 years ago		—		—		—		—		—		—		6,776
Incurred claims settled but not yet paid		—		—		—		—		—		—		299,202
Discount rate effect		—		—		—		—		—		—		(30,585)
Risk adjustment		—		—		—		—		—		—		23,722
Others		—		—		—		—		—		—		(2,767)

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,520,108

F-24
8

38.11.5 Sensitivity analysis of insurance risk
The Group manages insurance risk by performing sensitivity analysis based on loss ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty.

	December 31, 2022
	CSM				Profit or loss				Equity
	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Loss ratio:
10% increase	￦	(2,901,957)	￦	(2,668,976)	￦	(71,203)	￦	(71,191)	￦	344,552	￦	371,702
10% decrease		2,912,747		2,709,476		39,698		58,413		(375,968)		(386,452)
Lapse ratio:
10% increase		(359,264)		(370,940)		(8,068)		(814)		(167,701)		(167,249)
10% decrease		389,089		408,833		7,048		9,954		176,746		183,228
Expense ratio:
10% increase		(580,442)		(571,270)		(11,460)		(8,628)		73,058		75,299
10% decrease		581,002		577,478		10,900		17,454		(73,618)		(70,238)

	December 31, 2023
	CSM				Profit or loss				Equity
	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Loss ratio:
10% increase	￦	(3,017,035)	￦	(2,804,994)	￦	(204,679)	￦	(204,326)	￦	8,646	￦	12,914
10% decrease		3,040,917		2,876,110		134,965		181,803		(76,125)		(44,685)
Lapse ratio:
10% increase		(408,771)		(415,121)		(21,694)		(9,028)		(126,774)		(122,230)
10% decrease		458,382		471,873		7,578		13,170		120,771		122,364
Expense ratio:
10% increase		(628,400)		(622,522)		(34,425)		(27,321)		17,560		18,788
10% decrease		633,238		632,892		29,588		40,332		(22,397)		(18,107)
38.11.6 Liquidity risk of insurance contracts
Liquidity risk arising from insurance contracts arises from the increase in refunds at maturity caused by concentrations of maturity, the excessive increase in surrender values caused by unexpected mass cancelation, and the increase in payments of claims caused by major accidents. The Group manages payment of refunds at maturity by analyzing remaining maturity of insurance contracts.

9

38.11.6.1 Maturity structure of insurance contract group and reinsurance contract group as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		Over 10 years		Total
	(In millions of Korean won)
Net insurance contract liabilities	￦	1,487,772	￦	(1,310,285)	￦	(1,098,012)	￦	(736,720)	￦	(398,949)	￦	(946,928)	￦	52,162,988	￦	49,159,866
Net reinsurance contract assets		(1,267,940)		1,635		6,764		9,638		4,556		11,372		535,249		(698,726)

	December 31, 2023
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		Over 10 years		Total
	(In millions of Korean won)
Net insurance contract liabilities	￦	1,637,409	￦	(1,369,600)	￦	(1,001,841)	￦	(674,656)	￦	(700,585)	￦	(648,167)	￦	51,524,781	￦	48,767,341
Net reinsurance contract assets		(1,390,791)		(3,892)		11,622		8,801		3,709		(3,614)		446,099		(928,066)
The net outflow amount is represented as positive numbers, while the net inflow amount is represented as negative numbers.
38.11.6.2 The amount payable upon demand as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Amount payable		Book value
	(In millions of Korean won)
General	￦	449,914	￦	1,484,425
Long-term		25,413,387		18,116,588
Automobile		1,519,713		2,172,574
Overseas branches		62,658		222,173

Total	￦	27,445,672	￦	21,995,760

	December 31, 2023
	Amount payable		Book value
	(In millions of Korean won)
General	￦	472,238	￦	1,512,347
Long-term		26,415,292		20,210,100
Automobile		1,604,163		2,224,924
Overseas branches		39,116		264,736

Total	￦	28,530,809	￦	24,212,107

38.11.7 Credit risk of insurance contract
Credit risk of an insurance contract refers to economic losses in which the reinsurer, the counterparty, is unable to fulfil its contract obligations due to a decline in credit ratings or default or others. Through an internal review, only the insurers rated
BBB-
or higher of S&P rating or corresponding rating are selected as reinsurance companies.

F-2
50

38.11.7.1 Concentration and credit ratings for top three reinsurance companies as of December 31, 2023, are as follows:

Reinsurance company	Ratio	Credit rating
KOREAN RE	32.75%	AA
MUNICH RE	8.78%	AAA
HISCOX	3.51%	AA+
38.11.7.2 Details of reinsurance contract assets (liabilities) the Group holds by credit rating of reinsurance companies as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	AAA~AA+		AA~A+		A~BBB+		Below BBB		No rating		Total
	(In millions of Korean won)
Reinsurance contract assets	￦	7,489	￦	609,334	￦	867,454	￦	120	￦	3,856	￦	1,488,253
Reinsurance contract liabilities		—		(1)		77		—		3,072		3,148

	December 31, 2023
	AAA~AA+		AA~A+		A~BBB+		Below BBB		No rating		Total
	(In millions of Korean won)
Reinsurance contract assets	￦	14,027	￦	665,375	￦	928,430	￦	1	￦	38,673	￦	1,646,506
Reinsurance contract liabilities		—		(1)		481		—		3,362		3,842
38.11.8 Interest rate risk of insurance contract
The Group measures interest rate risk for insurance contract liabilities exposed to interest rate risk, which include long-term, automobile, and general insurance.
The Group calculates the exposure of insurance contract liabilities for long-term liability for remaining coverage and liability for incurred claims that apply the general model in accordance with IFRS. The interest rate risk exposure as of December 31, 2022 and 2023 is as follows:
38.11.8.1 Status of interest rate risk exposure of insurance contract

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Net insurance contract liabilities	￦	20,136,772	￦	22,259,522
Net reinsurance contract assets		1,475,409		1,533,562
Net asset effect	￦	18,661,363	￦	20,725,960
38.11.8.2 Interest rate Sensitivities

	December 31, 2022
	Equity
	1% increase		1% decrease
	(In millions of Korean won)
Net insurance contract liabilities	￦	1,931,970	￦	(2,346,147)
Net reinsurance contract assets		(34,756)		40,613
Net asset effect	￦	1,897,214	￦	(2,305,534)

	December 31, 2023
	Equity
	1% increase		1% decrease
	(In millions of Korean won)
Net insurance contract liabilities	￦	2,190,531	￦	(2,714,587)
Net reinsurance contract assets		(33,033)		38,849
Net asset effect	￦	2,157,498	￦	(2,675,738)

F-2
51

38.12 Risk Management of KB Life Insurance Co., Ltd.
38.12.1 Risk Management of insurance risk
The Group sells life insurance products including death, health, pension, asset-linked, and variable contracts. Along with the sale of various products, the Group also diversifies risk through reinsurance cessions.
Insurance risk exposure of insurance contracts and reinsurance contracts as of December 31, 2022 and 2023, are as follows:

	Exposure
	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Insurance contracts	￦	18,049,198	￦	20,356,903
Death		6,953,754		8,785,488
Health		(48,153)		128,659
Pension		6,663,112		6,351,320
Asset-linked		43,932		40,605
Variable death		1,157,036		1,527,905
Variable pension		3,279,517		3,522,926
Reinsurance contracts		(37,402)		(41,032)

Total	￦	18,011,796	￦	20,315,871

38.12.2 Claims development tables
Claims development tables of the Group as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Accident year
	2018		2019		2020		2021		2022		Total
	(In millions of Korean won)
Development year
Estimated final loss undiscounted	￦	180,410	￦	188,215	￦	180,992	￦	204,156	￦	211,404	￦	—
Current year		(150,348)		(153,820)		(147,921)		(168,207)		(174,686)		—
After 1 year		(24,130)		(26,723)		(26,238)		(28,583)		—		—
After 2 years		(2,653)		(4,122)		(3,472)		—		—		—
After 3 years		(1,275)		(1,330)		—		—		—		—
After 4 years		(579)		—		—		—		—		—

Total gross cumulative claim payments	￦	(178,985)	￦	(185,995)	￦	(177,631)	￦	(196,790)	￦	(174,686)	￦	—
Difference between estimated final loss and claim payments.		1,425		2,220		3,361		7,366		36,718		51,090
Discount rate effect		—		—		—		—		—		(3,249)
Future claims expense		—		—		—		—		—		126
Incurred claims settled but not yet paid		—		—		—		—		—		175,415
Risk adjustment		—		—		—		—		—		10,038
Reinsurance effects *		—		—		—		—		—		(7,547)

Total Liability for incurred claims	￦	—	￦	—	￦	—	￦	—	￦	—	￦	225,873

F-2
52

	December 31, 2023
	Accident year
	2019		2020		2021		2022		2023		Total
	(In millions of Korean won)
Development year
Estimated final loss undiscounted	￦	188,067	￦	180,238	￦	203,710	￦	209,891	￦	212,680	￦	—
Current year		(153,837)		(147,254)		(167,874)		(173,926)		(175,467)		—
After 1 year		(26,840)		(26,346)		(28,097)		(28,181)		—		—
After 2 years		(4,024)		(3,291)		(4,152)		—		—		—
After 3 years		(1,316)		(1,439)		—		—		—		—
After 4 years		(613)		—		—		—		—		—

Total gross cumulative claim payments	￦	(186,630)	￦	(178,330)	￦	(200,123)	￦	(202,107)	￦	(175,467)	￦	—
Difference between estimated final loss and claim payments.		1,437		1,908		3,587		7,784		37,213		51,929
Discount rate effect		—		—		—		—		—		(2,970)
Future claims expense		—		—		—		—		—		90
Incurred claims settled but not yet paid		—		—		—		—		—		163,949
Risk adjustment		—		—		—		—		—		10,988
Reinsurance effects *		—		—		—		—		—		(8,833)

Total Liability for incurred claims	￦	—	￦	—	￦	—	￦	—	￦	—	￦	215,153

*	Decided to display reinsurance effects in one line.
38.12.3 Sensitivity analysis of insurance risk
The Group manages insurance risk by performing sensitivity analysis based on loss ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty.
The result of sensitivity analysis for the years ended December 31, 2022 and 2023, are as follows:

	December 31, 2022
		Effect on
		Equity				Profit or loss
	Assumption change	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Lapse ratio	+10%	￦	20,135	￦	19,250	￦	(39,955)	￦	(40,324)
Lapse ratio	-10%		(28,234)		(27,448)		34,296		34,488
Loss ratio *	+10%		124,000		121,882		(6,863)		(6,997)
Loss ratio *	-10%		(129,109)		(127,052)		5,444		5,528
Expense ratio	+10%		22,483		22,432		(14,667)		(14,724)
Expense ratio	-10%		(21,772)		(21,738)		16,006		16,064

F-25
3

	December 31, 2023
		Effect on
		Equity				Profit or loss
	Assumption change	Before reinsurance mitigation		After reinsurance mitigation		Before reinsurance mitigation		After reinsurance mitigation
	(In millions of Korean won)
Lapse ratio	+10%	￦	3,321	￦	2,597	￦	(21,454)	￦	(21,810)
Lapse ratio	-10%		1,355		1,494		7,252		7,335
Loss ratio *	+10%		90,861		88,899		(13,476)		(14,294)
Loss ratio *	-10%		(95,788)		(93,886)		11,279		12,001
Expense ratio	+10%		15,523		15,242		(12,296)		(12,677)
Expense ratio	-10%		(15,823)		(15,549)		12,959		13,332

*	Includes mortality, longevity, and disability/illness risks
38.12.4 Liquidity risk of insurance contracts
Liquidity risk arising from insurance contracts arises from the increase in refunds at maturity caused by concentrations of maturity, the excessive increase in surrender values caused by unexpected mass cancelation, and the increase in payments of claims caused by major accidents. The Group manages payment of refunds at maturity by analysing remaining maturity of insurance contracts.
Maturity structure of insurance contract liabilities (assets) based on net cashflows as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		10 years ~ 20 years		Over 20 years
	(In millions of Korean won)
Insurance contracts	￦	(324,634)	￦	(255,444)	￦	32,474	￦	202,786	￦	555,048	￦	4,306,398	￦	12,620,485	￦	38,139,531
Assets portfolio		—		—		—		—		—		—		—		—
Liabilities portfolio		(324,634)		(255,444)		32,474		202,786		555,048		4,306,398		12,620,485		38,139,531
Reinsurance contracts		(6,225)		1,452		721		555		671		5,431		18,021		54,508
Assets portfolio		(4,255)		390		(149)		(147)		(89)		(161)		56		128
Liabilities portfolio		(1,969)		1,061		870		702		760		5,592		17,966		54,380

	December 31, 2023
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		10 years ~ 20 years		Over 20 years
	(In millions of Korean won)
Insurance contracts	￦	(364,422)	￦	(243,265)	￦	(41,810)	￦	279,853	￦	631,806	￦	4,849,035	￦	12,457,375	￦	38,335,547
Assets portfolio		—		—		—		—		—		—		—		—
Liabilities portfolio		(364,422)		(243,265)		(41,810)		279,853		631,806		4,849,035		12,457,375		38,335,547
Reinsurance contracts		(5,667)		3,095		3,378		2,705		2,414		9,629		17,415		60,794
Assets portfolio		(2,571)		691		908		465		387		744		35		131
Liabilities portfolio		(3,096)		2,404		2,470		2,240		2,026		8,885		17,381		60,663

F-25
4

38.12.5 The amount payable upon demand as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Amount payable		Book value
	(In millions of Korean won)
Insurance contracts
Death	￦	11,993,173	￦	10,438,653
Health		619,290		322,705
Pension		7,629,313		7,159,848
Asset-linked		47,117		45,747
Variable death		2,122,858		2,254,931
Variable pension		3,529,512		3,454,283

	￦	25,941,263	￦	23,676,167

	December 31, 2023
	Amount payable		Book value
	(In millions of Korean won)
Insurance contracts
Death	￦	13,007,313	￦	12,105,279
Health		699,541		437,536
Pension		7,008,436		6,840,937
Asset-linked		43,654		42,761
Variable death		2,382,968		2,576,135
Variable pension		3,807,587		3,656,532

	￦	26,949,499	￦	25,659,180

38.12.6 Credit risk of reinsurance contract assets (liabilities)
Credit risk exposure of reinsurance contract assets and reinsurance contract liabilities as of December 31, 2022 and 2023, are as follows

	December 31, 2022
	Credit ratings
	AAA ~ AA+		AA ~ A+		A ~ BBB+		Below BBB		No rating		Total
	(In millions of Korean won)
Reinsurance contract assets	￦	4,305	￦	360	￦	—	￦	—	￦	—	￦	4,664
Reinsurance contract liabilities		(10,325)		(11,987)		(3,964)		—		—		(26,276)

	December 31, 2023
	Credit ratings
	AAA ~ AA+		AA ~ A+		A ~ BBB+		Below BBB		No rating		Total
	(In millions of Korean won)
Reinsurance contract assets	￦	2,816	￦	4,157	￦	—	￦	—	￦	—	￦	6,973
Reinsurance contract liabilities		(11,522)		(11,871)		(3,556)		—		—		(26,949)

F-25
5

38.12.7 Market risk of insurance contracts
38.12.7.1 The sensitivity analysis of market risk to changes in economic assumptions as of December 31, 2022 and 2023, are as follows:

		December 31, 2022				December 31, 2023
	Assumption change	Effect on Equity		Effect on Profit or loss		Effect on Equity		Effect on Profit or loss
	(In Korean won)	(In millions of Korean won)

Exchange rate	+￦ 100	￦	(16,195)	￦	(17,042)	￦	(24,530)	￦	(31,299)
Exchange rate	-￦ 100		16,224		17,090		24,530		31,299
Discount rate	+1%p		1,678,796		—		2,093,890		—
Discount rate	-1 %p		(2,348,470)		—		(2,918,559)		—
Stock price	+10%		(125,211)		(176,718)		(136,859)		(190,338)
Stock price	-10%		122,553		172,853		135,687		188,637

*	Effect on profit or loss is the amount before-tax.
38.12.7.2 Interest rate risk exposure of insurance contracts and reinsurance contracts as of December 31, 2022 and 2023, are as follows:

	Exposure
	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Insurance contract liabilities	￦	18,049,197	￦	20,356,903
Interest rate fixed contracts		8,121,476		10,206,298
Interest rate linked contracts		5,491,169		5,099,774
Variable contracts		4,436,552		5,050,831
Reinsurance contract liabilities		(37,402)		(41,032)

Total	￦	18,011,795	￦	20,315,871

38.12.7.3 Stock price risk exposure of insurance contracts as of December 31, 2022 and 2023, are as follows:

	Exposure
	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Insurance contract liabilities	￦	4,436,552	￦	5,050,831
38.12.7.4 Currency risk exposure of insurance contracts as of December 31, 2022 and 2023, are as follows:

	Exposure
	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Insurance contract liabilities	￦	305,074	￦	455,738

F-25
6

39. Statement of Cash Flows
39.1 Details of cash and cash equivalents as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Cash	￦	2,439,490	￦	2,114,596
Checks issued by other banks		123,163		142,437
Due from the Bank of Korea		17,520,636		15,362,056
Due from other financial institutions		12,391,461		12,217,222

		32,474,750		29,836,311

Due from financial institutions measured at fair value through profit or loss		69,469		79,810

		32,544,219		29,916,121

Deduction:
Restricted due from financial institutions*		(4,893,839)		(3,273,428)
Due from financial institutions with original maturities over three months		(1,115,582)		(816,105)

		(6,009,421)		(4,089,533)

	￦	26,534,798	￦	25,826,588

*	Items meeting the definition of cash are excluded.
Items meeting the definition of cash among due from financial institutions with restriction to use as of December 31, 2022 and 2023, are as follows:

		Financial institutions	December 31, 2022		December 31, 2023
			(In millions of Korean won)
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	￦	15,169,703	￦	13,731,708
	Due from others	Korea Development Bank and others		39,358		27,556
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank Indonesia and others		1,218,847		944,917

			￦	16,427,908	￦	14,704,181

39.2 Significant
non-cash
transactions for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021		2022		2023
	(In millions of Korean won)
Write-offs of loans	￦	1,086,296	￦	1,516,087	￦	1,757,920
Changes in financial investments due to debt-for-equity swap		327		—		—
Changes in accumulated other comprehensive income from valuation of financial instruments at fair value through other comprehensive income		507,175		(6,516,502)		3,346,010
Changes in accumulated other comprehensive income from valuation of investments in associates		165		(362)		24
Reclassification to assets of a disposal group held for sale		171,749		—		—

F-25
7

39.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2021, 2022 and 2023, are as follows:

	Activities	2021		2022		2023
	(In millions of Korean won)
Income tax paid	Operating	￦	1,586,750	￦	1,524,025	￦	2,189,111
Interest received	Operating		15,152,796		20,369,575		28,550,486
Interest paid	Operating		4,062,469		6,356,269		13,119,057
Dividends received	Operating		290,089		399,984		330,350
Dividends paid	Financing		1,053,416		1,564,153		1,336,816
39.4 Changes in liabilities arising from financing activities for the years ended December 31, 2022 and 2023, are as follows:

	2022
					Non-cash changes
	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
	(In millions of Korean won)
Derivatives held for hedging *	￦	(22,780)	￦	(105,017)	￦	—	￦	161,798	￦	7,156	￦	—	￦	(45,979)	￦	(4,822)
Borrowings and debentures		124,342,562		15,645,750		—		895,758		(297,468)		81,268		(252,301)		140,415,569
Due to trust accounts		7,033,849		(1,225,403)		—		—		—		—		—		5,808,446
Non-controlling interests		833,338		395,713		—		—		—		752		50,299		1,280,102
Others		985,854		436,902		154,004		199		—		—		118,862		1,695,821

	￦	133,172,823	￦	15,147,945	￦	154,004	￦	1,057,755	￦	(290,312)	￦	82,020	￦	(129,119)	￦	149,195,116

	2023
					Non-cash changes
	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
	(In millions of Korean won)
Derivatives held for hedging *	￦	(4,822)	￦	(73,335)	￦	—	￦	(84,429)	￦	(36,123)	￦	—	￦	105,706	￦	(93,003)
Borrowings and debentures		140,415,569		(2,128,851)		—		616,459		121,577		114,904		(379,429)		138,760,229
Due to trust accounts		5,808,446		2,333,656		—		—		—		—		—		8,142,102
Non-controlling interests		1,280,102		721,101		—		—		—		496		(58,193)		1,943,506
Others		1,695,821		(781,632)		152,344		—		—		—		83,054		1,149,587

	￦	149,195,116	￦	70,939	￦	152,344	￦	532,030	￦	85,454	￦	115,400	￦	(248,862)	￦	149,902,421

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.
39.5 The net cash flow associated with the changes in the subsidiaries for the years ended December 31, 2022 and 2023 are
￦
932,428 million of cash outflow and
￦
 1,297,001 million of cash inflow, respectively.

F-25
8

40. Contingent Liabilities and Commitments
40.1 Details of acceptances and guarantees as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	￦	167,538	￦	148,786
Others		918,670		945,027

		1,086,208		1,093,813

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		502,217		277,370
Letter of guarantees		78,414		47,665
Bid bond		19,998		12,549
Performance bond		976,008		1,111,589
Refund guarantees		1,705,796		3,561,227
Others		3,485,842		3,572,149

		6,768,275		8,582,549

Financial guarantee contracts:
Acceptances and guarantees for issuance of debentures		5,040		—
Acceptances and guarantees for mortgage		94,861		94,027
Overseas debt guarantees		509,157		470,579
International financing guarantees in foreign currencies		181,241		616,554

		790,299		1,181,160

		8,644,782		10,857,522

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,042,911		2,785,484
Refund guarantees		1,528,359		1,301,376

		4,571,270		4,086,860

	￦	13,216,052	￦	14,944,382

9

40.2 Credit qualities of acceptances and guarantees as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Confirmed acceptances and guarantees
Grade 1	￦	5,939,025	￦	1,140	￦	—	￦	5,940,165
Grade 2		1,882,080		10,474		—		1,892,554
Grade 3		494,924		18,649		—		513,573
Grade 4		63,689		215,382		442		279,513
Grade 5		—		4,130		14,847		18,977

		8,379,718		249,775		15,289		8,644,782

Unconfirmed acceptances and guarantees
Grade 1		3,232,325		844		—		3,233,169
Grade 2		1,040,908		36,879		—		1,077,787
Grade 3		4,685		13,308		—		17,993
Grade 4		1,265		236,687		5		237,957
Grade 5		—		199		4,165		4,364

		4,279,183		287,917		4,170		4,571,270

	￦	12,658,901	￦	537,692	￦	19,459	￦	13,216,052

	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
	(In millions of Korean won)
Confirmed acceptances and guarantees
Grade 1	￦	8,485,824	￦	170,322	￦	—	￦	8,656,146
Grade 2		1,763,259		22,065		—		1,785,324
Grade 3		40,595		7,368		—		47,963
Grade 4		67,729		294,635		457		362,821
Grade 5		—		1,182		4,086		5,268

		10,357,407		495,572		4,543		10,857,522

Unconfirmed acceptances and guarantees
Grade 1		3,071,076		—		—		3,071,076
Grade 2		734,886		19,210		—		754,096
Grade 3		8,600		10,692		—		19,292
Grade 4		1,828		237,200		—		239,028
Grade 5		—		—		3,368		3,368

		3,816,390		267,102		3,368		4,086,860

	￦	14,173,797	￦	762,674	￦	7,911	￦	14,944,382

F-2
60

40.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Large companies	￦	7,530,546	￦	3,810,565	￦	11,341,111	85.81
Small and medium-sized companies		718,722		496,709		1,215,431	9.20
Public sector and others		395,514		263,996		659,510	4.99

	￦	8,644,782	￦	4,571,270	￦	13,216,052	100.00

	December 31, 2023
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Large companies	￦	9,988,889	￦	3,397,689	￦	13,386,578	89.58
Small and medium-sized companies		736,810		454,574		1,191,384	7.97
Public sector and others		131,823		234,597		366,420	2.45

	￦	10,857,522	￦	4,086,860	￦	14,944,382	100

40.4 Classifications of acceptances and guarantees by industry as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	462,657	￦	2,012	￦	464,669	3.52
Manufacturing		3,851,832		3,589,948		7,441,780	56.31
Service		751,846		31,465		783,311	5.93
Wholesale and retail		2,181,469		658,875		2,840,344	21.49
Construction		420,937		47,465		468,402	3.54
Public sector		32,635		81,607		114,242	0.86
Others		943,406		159,898		1,103,304	8.35

	￦	8,644,782	￦	4,571,270	￦	13,216,052	100.00

	December 31, 2023
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
	(In millions of Korean won)
Financial institutions	￦	1,263,253	￦	591	￦	1,263,844	8.46
Manufacturing		5,527,285		3,109,100		8,636,385	57.79
Service		788,908		102,028		890,936	5.96
Wholesale and retail		2,297,162		614,053		2,911,215	19.48
Construction		363,517		116,950		480,467	3.22
Public sector		31,732		62,440		94,172	0.63
Others		585,665		81,698		667,363	4.46

	￦	10,857,522	￦	4,086,860	￦	14,944,382	100

F-2
61

40.5 Details of commitments as of December 31, 2022 and 2023, are as follows:

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Commitments
Corporate loan commitments	￦	51,871,280	￦	55,688,438
Retail loan commitments		51,241,471		56,142,850
Credit line of credit cards		77,825,953		83,325,862
Purchase of other securities		7,357,198		8,749,029

		188,295,902		203,906,179

Financial guarantee contracts
Credit line		7,135,542		5,901,644
Purchase of securities		371,201		745,401

		7,506,743		6,647,045

	￦	195,802,645	￦	210,553,224

40.6 Other Matters (including litigation)
a) The Group has 115 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ￦ 1,893,443 million, and 344 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ￦ 1,312,052 million, which arose in the normal course of the business, as of December 31, 2023. Details of major pending lawsuits in which the Group is a defendant are as follows:
(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	￦	54,168
Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited(the Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff) and then redeemed them and returned them to the beneficiaries. Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.
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

F-2
62

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
	Expropriation of long-term leasehold rights	1	322,350
Kookmin Bank invested assets entrusted by OO Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by long-term leasehold rights of the building and land leasehold rights (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.
The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.
					Kookmin Bank submitted the response letter and will proceed with the process in the future.
	Return of unjust enrichment	1	140,860
As Russia’s OOO Bank, which was trading with the bank through a foreign exchange account, was listed on the SDN (Specifically Designated Nationals) list of the Office of Foreign Assets Control (OFAC) under the U.S. Treasury Department, the bank froze the foreign currency account in the name of the OOO Bank
Accordingly, Russia’s OOO Bank filed a lawsuit seeking the return of the account balance to the Moscow City Commercial Court in Russia
					Responding to local court trial schedule
Kookmin Bank	Claim for damages	1	90,435
PT Bank KB Bukopin Tbk requested an auction of TMJ’s shares in order to collect the loan to TMJ (a distressed company); NKLI won the auction and then received a loan from the bank for the purpose of purchasing TMJ shares. NKLI’s intention was to take control over TMJ and launch mining business; however, NKLI was unable to take control and launch the business due to legal disputes with the bankruptcy trustee of TMJ and court-appointed mine management company, and also lost a lawsuit against the mine management company.
As a result, NKLI filed a legal suit to PT Bank KB Bukopin Tbk stating that the bank’s recommendation to purchase TMJ’s shares was inappropriate since the bank did not intentionally share the legal issues and associated risks thereof.
					A legal representative has been appointed to handle the case, and the legal proceedings will proceed.

F-26
3

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
KB Securities Co., Ltd.	Request for a return of transaction amount (Australian fund)	1	34,453
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
The Plaintiff’s complaint price was changed to ￦ 34.45 billion due to the Plaintiff’s request to change the purpose and cause of the claim on November 13, 2023.

Second trial is in progress (The
pleading of the First trial was closed
on January 24, 2024, the judgement
date of the First trial is February 14,
2024. Both plaintiff and defendant
appealed on March 05, 2024.
The pleading of the Second trial date has not been set.)

b) On April 7, 2023, Kookmin Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc.(hereinafter referred to as STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, of which Kookmin Bank’s subsidiary, PT Bank KB Bukopin Tbk, will issue. As a result of the agreement, Kookmin Bank will hold a call option to purchase the shares held by the STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to the bank, also known as holding a put option right, within 1 year after the expiration of the call option period.
c) Kookmin Bank is currently under investigation by the Fair Trade Commission regarding the possibility of unfair joint actions by commercial banks. It is impossible to predict the outcome of the investigation.
d)

In June 2013, KB Kookmin Card Co., Ltd. had an accident in which cardholders’ personal information was stolen (hereinafter referred to as “accident”) due to illegal activities by employees of personal credit information company in charge of development of the system upgrading to prevent fraudulent use of credit card. As a result, KB Kookmin Card Co., Ltd. was notified by the Financial Services Commission of the suspension of some new business for 3 months as of February 16, 2014. In respect of the accident, the Group faces 1 legal claim filed as a defendant, with an aggregate claim amount of ￦ 51 million as of December 31, 2023.
e
) As of December 31, 2023, KB KOLAO Leasing Co., Ltd. is selling LVMC Holdings (formerly Kolao Holdings) allied receivables that are overdue by three months or more to Lanexang Leasing Co., Ltd. in accordance with the agreement.

F-26
4

f) As of December 31, 2023, KB Capital Co., Ltd. and PT Sunindo Primasura are required to hold the shares of PT Sunindo Kookmin Best Finance for five years after May 18, 2020, when the purchase of shares was completed. If one party is going to sell all or part of the shares, provide them as collateral, trade or dispose of them, it should give the opportunity to exercise preemption to the other party by providing written proposal including transfer price, payment method, and others.
g
) KB Securities Co., Ltd., as an investment broker, managed the sale of private equity funds and trusts amounting to ￦ 326,500 million, which lends to corporations (borrowers) that invest in apartment rental businesses for the disabled in Australia, to individuals and institutional investors. However, management of the fund has been suspended due to the breach of contract by local borrowers in Australia; therefore there is a possibility of losses of principal to these funds subscribers. In this regard, there are three lawsuits in which the Group is a defendant as of December 31, 2023. In one of them, the first trial ruling ordered the payment of ￦ 29,800 million in investment principal and delayed interest on February 7, 2023, but the second trial on January 29, 2024 ruled against the conclusion, ordering the payment of ￦ 12,000 million in investment principal and delayed interest thereon. Another case was ruled in October, ordering the payment of ￦ 8,460 million in remaining principal and interest, along with delayed interest on ￦
8,290
 million principal. However, the judgment may be changed at the higher court. The other case is still in the first trial.
h
) In relation to Lime Asset Management, KB Securities Co., Ltd. has a PIS (Portfolio Index Swap) contract, as of December 31, 2023, associated with ‘Lime Thetis Qualified Investor Private Investment Trust No.2’ and ‘Lime Pluto FI Qualified Investor Private Investment Trust
No.D-1’
whose redemption were suspended during the fourth quarter of 2019. The notional amount of the underlying assets of the PIS contract is ￦ 146,300 million. Meanwhile, the Group sold ￦ 68,100 million of feeder funds of aforementioned redemption-suspended funds. On October 20, 2020, Lime Asset Management’s license as a fund manager was revoked by the Financial Supervisory Service’s sanctions review committee, and most of its redemption-suspended funds and normal funds have been transferred to Wellbridge Asset Management (the bridge management company) to continue to collect and distribute investments. It is difficult to predict whether and when the aforementioned redemption-suspended funds will be redeemed. In this regard, KB Securities Co., Ltd. faces four claims filed as a defendant as of December 31, 2023. The Group has accounted for the estimated loss due to the possibility of additional lawsuits in the future as a provision for litigations.
i
) As of December 31, 2023, KB Real Estate Trust Co., Ltd. may lend ￦ 3,627,400 million to the trust accounts, which is part of the total project cost related to borrowing-type land trust contracts (including maintenance projects). Whether or not KB Real Estate Trust Co., Ltd. will lend to a trust account is not an unconditional payment obligation, and it is judged by considering all matters such as the fund balance plan of its own account and trust business.
j
) KB Real Estate Trust Co., Ltd. is carrying out the completion guarantee management-type land trust project (72 cases, including Gonghang-dong Airport City, excluding construction project), that bears responsibility for the completion guarantee when the construction company fails to fulfill responsibility for the completion guarantee and bears responsibility for compensating for damages to lending financial institutions as of December 31, 2023. The total credit line of PF loan related to the completion guarantee management-type land trust project is ￦ 5,620,600 million, and the used credit line is ￦ 4,002,000 million as of December 31, 2023. The amount of compensation for damages charged to KB Real Estate Trust Co., Ltd. is measured after determining whether the damage occurred due to KB Real Estate Trust Co., Ltd.’s failure to the completion guarantee. Since the amount of loss cannot be measured reliably, this impact was not reflected in the financial statements at the end of the current period. The Group plans to continuously monitor the process progress at each business site.

F-26
5

41. Subsidiaries
41.1 Details of major consolidated subsidiaries as of December 31, 2023, are as follows:

Investor	Investee	Ownership (%)		Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00		Korea	Dec . 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00		Korea	Dec . 31	Financial investment
	KB Insurance Co., Ltd.	100.00		Korea	Dec . 31	Non-life insurance
	KB Kookmin Card Co., Ltd.	100.00		Korea	Dec . 31	Credit card and installment financing
	KB Life Insurance Co., Ltd. 1	100.00		Korea	Dec . 31	Life insurance
	KB Asset Management Co., Ltd.	100.00		Korea	Dec . 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00		Korea	Dec . 31	Financial Leasing
	KB Real Estate Trust Co., Ltd.	100.00		Korea	Dec . 31	Real estate trust management
	KB Savings Bank Co., Ltd.	100.00		Korea	Dec . 31	Savings banking
	KB Investment Co., Ltd.	100.00		Korea	Dec . 31	Capital investment
	KB Data System Co., Ltd.	100.00		Korea	Dec . 31	Software advisory, development, and supply

Kookmin Bank	KB PRASAC Bank Plc. 3	100.00		Cambodia	Dec . 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00		China	Dec . 31	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00		Myanmar	Dec . 31	Microfinance services
	PT Bank Syariah Bukopin	95.92		Indonesia	Dec . 31	Banking
	PT Bukopin Finance	99.24		Indonesia	Dec . 31	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00		Myanmar	Dec . 31	Banking and foreign exchange transaction

Kookmin Bank, KB Kookmin Card Co., Ltd., KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Capital Co., Ltd.	PT Bank KB Bukopin, Tbk.	67.57	2	Indonesia	Dec . 31	Banking and foreign exchange transaction

KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00		United States	Dec . 31	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00		China	Dec . 31	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.81		Vietnam	Dec . 31	Investment advisory and securities trading
	KB FINA Joint Stock Company	77.82		Vietnam	Dec . 31	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00		Indonesia	Dec . 31	Investment advisory and securities trading
	PT.KB Valbury Capital Management	79.00		Indonesia	Dec . 31	Financial investment

KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00		United States	Dec . 31	Management service
	KBFG Insurance(China) Co., Ltd.	100.00		China	Dec . 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00		Indonesia	Dec . 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00		Korea	Dec . 31	Claim service
	KB Sonbo CNS	100.00		Korea	Dec . 31	Management service
	KB Healthcare Co., Ltd.	100.00		Korea	Dec . 31	Information and communication

F-26
6

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry

KB Life Insurance Co., Ltd. 1	KB Life Partners Co., Ltd.	100.00	Korea	Dec . 31	Insurance agent
	KB Golden Life Care Co., Ltd. 4	100.00	Korea	Dec . 31	Service

KB Kookmin Card Co., Ltd.	KB Credit Information Co., Ltd.	100.00	Korea	Dec . 31	Collection of receivables or credit investigation
	KB Daehan Specialized Bank Plc.	97.45	Cambodia	Dec . 31	Auto Installment finance
	PT. KB Finansia Multi Finance	80.00	Indonesia	Dec . 31	Auto Installment finance
	KB J Capital Co., Ltd.	77.40	Thailand	Dec . 31	Service
	i-Finance Leasing Plc.	100.00	Cambodia	Dec . 31	Leasing

KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Dec . 31	Auto Installment finance
	Teamwink Inc.	95.95	Korea	Dec . 31	E-commerce

KB Kookmin Card Co., Ltd. KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Dec . 31	Auto Installment finance

Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Dec . 31	Service

KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Dec . 31	General advisory
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Dec . 31	Collective investment

1	Prudential Life Insurance Company of Korea Ltd. has changed its name into KB Life Insurance Co., Ltd.
2	Among the ownership in PT Bank KB Bukopin, Tbk., 0.05% (100,000,000 shares) is no-voting shares with no-dividends.
3
On September 1, 2023, PRASAC Microfinance Institution PLC.(merging entity), a subsidiary of Kookmin Bank Co., Ltd., merged with Kookmin Bank Cambodia PLC.(merged entity), issuing 20,272,296 shares in exchange for the transfer consideration. The official name of PRASAC Microfinance Institution PLC.(merging entity) has changed to KB PRASAC BANK PLC.

4	In October 2023, KB Golden Life Care Co., Ltd. was changed from a subsidiary of KB Insurance Co., Ltd. to a subsidiary of KB Life Insurance Co., Ltd.
41.2 Details of consolidated structured entities as of December 31, 2023, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

F-26
7

	Consolidated structured entities	Reasons for consolidation
Asset-backed securitization	Taejon Samho The First Co., Ltd. and 105 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No.2 and 207 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.
If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.
41.3 Condensed financial information of major subsidiaries as of and for the years ended December 31, 2022 and 2023, are as follows:

	December 31, 2022						2022
	Assets		Liabilities		Equity		Operating revenue 3		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
	(In millions of Korean won)
Kookmin Bank 1	￦	517,769,512	￦	484,046,253	￦	33,723,259	￦	49,436,046	￦	2,996,015	￦	1,856,632
KB Securities Co., Ltd. 1,2		53,824,246		47,946,933		5,877,313		14,264,399		187,784		263,605
KB Insurance Co., Ltd. 1,2		34,743,259		29,017,684		5,725,575		11,119,856		557,219		1,097,725
KB Kookmin Card Co., Ltd. 1		29,721,017		24,998,215		4,722,802		3,694,352		378,592		412,208
KB Life Insurance Co., Ltd. 1,2,3,4		20,924,583		17,728,052		3,196,531		2,063,884		(120,448)		765,785
KB Life Insurance Co., Ltd. 3		9,065,100		8,444,355		620,745		898,808		37,070		(281,849)
KB Asset Management Co., Ltd. 1		369,488		102,970		266,518		233,293		59,345		59,367
KB Capital Co., Ltd. 1,2		16,053,026		13,946,800		2,106,226		1,906,694		217,139		209,808
KB Real Estate Trust Co., Ltd.		518,980		113,444		405,536		152,686		67,723		68,714
KB Savings Bank Co., Ltd.		3,138,543		2,854,549		283,994		191,337		21,814		21,897
KB Investment Co., Ltd. 1		1,378,550		1,108,264		270,286		161,210		4,807		4,805
KB Data System Co., Ltd. 1		63,645		40,570		23,075		233,320		3,162		4,546
KB Credit Information Co., Ltd. 5		42,219		24,923		17,296		36,469		484		924

F-26
8

	December 31, 2023						2023
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
	(In millions of Korean won)
Kookmin Bank 1	￦	530,012,853	￦	493,464,126	￦	36,548,727	￦	45,032,120	￦	3,261,499	￦	3,889,625
KB Securities Co., Ltd. 1,2		61,266,990		54,967,833		6,299,157		11,580,526		389,618		389,602
KB Insurance Co., Ltd. 1,2		37,729,688		31,474,132		6,255,556		11,864,879		752,901		879,534
KB Kookmin Card Co., Ltd. 1		29,365,575		24,545,752		4,819,823		4,205,146		351,133		307,336
KB Life Insurance Co., Ltd. 1,2,3,4		31,953,218		27,823,185		4,130,033		2,628,109		82,233		432,188
KB Asset Management Co., Ltd. 1		377,919		109,645		268,274		204,202		61,525		61,756
KB Capital Co., Ltd. 1,2		16,560,800		14,300,771		2,260,029		2,295,471		186,505		182,075
KB Real Estate Trust Co., Ltd. 1		859,408		573,348		286,060		148,763		(84,073)		(84,476)
KB Savings Bank Co., Ltd.		2,661,999		2,468,223		193,776		234,197		(90,568)		(90,430)
KB Investment Co., Ltd. 1		1,544,836		1,265,361		279,475		154,287		9,187		9,188
KB Data System Co., Ltd. 1		61,508		40,616		20,892		230,825		125		(1,594)

1	Financial information is based on its consolidated financial statements.
2	Includes fair value adjustments arising from the acquisition.
3	Prudential Life Insurance Company of Korea Ltd. and KB Life Insurance Co., Ltd, which were subsidiary companies, have merged in January 2023.
4	Prudential Life Insurance Company of Korea Ltd. changed the name to KB Life Insurance Co., Ltd.
5	The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.
41.4 The Characteristics of Risks Associated with Consolidated Structured Entities
The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:
41.4.1 The Group has provided payment guarantees of ￦ 3,664,224 million to K plus 1st L.L.C and other consolidated structured entities.
41.4.2 The Group has provided capital commitment to 57 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ￦ 1,630,316 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.
41.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

9

41.5 Changes in Subsidiaries
41.5.1 Subsidiaries newly included in consolidation for the year ended December 31, 2023, are as follows:

Company	Reasons of obtaining control
Teamwink Inc. and 12 others	Holds more than half of the ownership interests
KB Liiv DS 1st L.L.C. and 32 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt
KB Global Private Real Estate Debt Fund 29 and 19 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests
KB Global Platform Fund No.2 and 3 others	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests
41.5.2 Subsidiaries excluded from consolidation for the year ended December 31, 2023, are as follows:

Company	Reasons of losing control
KB Cheongra Hill Co., Ltd. and 45 others	Termination of the commitments
KB Life Insurance Co., Ltd. and 18 others	Liquidation
KB KBSTAR Treasury Futures 3 Year ETF Trust (Bond-Derivative) and 7 others	Disposal
KB Global Dynamic Securities Master Investment Trust (Equity-Indirect Type) and 5 others	Decrease in ownership interests to less than majority

F-27
0

42. Unconsolidated Structured Entities
42.1 Nature, purpose, and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of financing
Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships, construction and purchase of aircrafts	Loan commitments through credit line, providing credit line, and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment from general partners and limited partners

Trusts	Management of financial trusts; — Development trust — General unspecified money trust — Trust whose principal is not guaranteed — Other trusts	Management of trusted financial assets Payment of trust fees and allocation of trust profits.	Sales of trusted financial instruments

Asset-backed securitization	Early cash generation through transfer of securitized assets Fees earned through services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of asset-backed securitization plan Purchase and collection of securitized assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitized assets

F-2
71

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2022 and 2023, are as follows:

	December 31, 2022
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
	(In millions of Korean won)
Total assets of unconsolidated structured entities	￦	110,862,054	￦	455,292,775	￦	5,516,039	￦	144,018,286	￦	715,689,154
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	￦	105,637	￦	13,462,390	￦	298,169	￦	3,566,948	￦	17,433,144
Loans measured at amortized cost		8,829,758		469,777		163,220		3,037,020		12,499,775
Financial investments		1,012		—		—		7,893,604		7,894,616
Investments in associates		—		335,746		—		—		335,746
Other assets		6,663		1,504		242,853		5,950		256,970

	￦	8,943,070	￦	14,269,417	￦	704,242	￦	14,503,522	￦	38,420,251

Liabilities:
Deposits	￦	1,596,011	￦	41,288	￦	—	￦	219,641	￦	1,856,940
Derivative financial liabilities		437		2,102		—		698		3,237
Other liabilities		3,044		11		—		54,425		57,480

	￦	1,599,492	￦	43,401	￦	—	￦	274,764	￦	1,917,657

Maximum exposure *
Assets held	￦	8,943,070	￦	14,269,417	￦	704,242	￦	14,503,522	￦	38,420,251
Purchase and investment commitments		227,098		6,301,588		144,269		678,564		7,351,519
Unused credit		1,380,348		—		8,547		6,161,171		7,550,066
Acceptances and guarantees and loan commitments		1,015,619		—		—		20,000		1,035,619

	￦	11,566,135	￦	20,571,005	￦	857,058	￦	21,363,257	￦	54,357,455

Methods of determining the maximum exposure		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and investment agreements		Trust paying dividends by results: Total amount of trust exposure		Providing credit lines/ purchase commitments/ loan commitments and acceptances and guarantees

F-2
72

	December 31, 2023
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
		(In millions of Korean won)
Total assets of unconsolidated structured entities	￦	114,891,212	￦	593,418,756	￦	4,893,076	￦	142,477,227	￦	855,680,271
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	￦	98,771	￦	15,553,522	￦	7,249	￦	4,895,929	￦	20,555,471
Loans measured at amortized cost		11,487,358		580,121		112,867		2,959,032		15,139,378
Financial investments		—		—		—		10,382,744		10,382,744
Investments in associates		—		418,484		—		—		418,484
Other assets		7,823		1,919		686,208		11,969		707,919

	￦	11,593,952	￦	16,554,046	￦	806,324	￦	18,249,674	￦	47,203,996

Liabilities:
Deposits	￦	2,202,888	￦	52,921	￦	—	￦	359,418	￦	2,615,227
Derivative financial liabilities		—		288		—		—		288
Other liabilities		4,442		43		57		2,082		6,624

	￦	2,207,330	￦	53,252	￦	57	￦	361,500	￦	2,622,139

Maximum exposure *
Assets held	￦	11,593,952	￦	16,554,046	￦	806,324	￦	18,249,674	￦	47,203,996
Purchase and investment commitments		471,052		6,138,638		10,250		1,183,800		7,803,740
Unused credit		1,406,447		—		36,672		5,006,963		6,450,082
Acceptances and guarantees and loan commitments		792,848		—		—		15,405		808,253

	￦	14,264,299	￦	22,692,684	￦	853,246	￦	24,455,842	￦	62,266,071

Methods of determining the maximum exposure		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and Investment agreements		Trust paying dividends by results: Total amount of trust exposure		Providing credit lines/ purchase commitments/ loan commitments and acceptances and guarantees

*	Maximum exposure includes the asset amounts, after deducting loss (provisions for credit losses, impairment losses, and others), recognized in the consolidated financial statements of the Group.

F-27
3

43. Related Party Transactions
According to IAS No. 24, the Group includes investments in associates, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 13 for details of investments in associates and joint ventures.
43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2021, 2022 and 2023, are as follows:

		2021		2022		2023
		(In millions of Korean won)
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	￦	5,689	￦	5,194	￦	5,101
Korea Credit Bureau Co., Ltd.	Interest expense		6		1		1
	Fee and commission income		910		649		776
	Insurance income		4		4		3
	Fee and commission expense		4,256		3,973		8,444
	Provision for credit losses		—		—		1
	Other operating expenses		11		15		15
KB GwS Private Securities Investment Trust *	Fee and commission income		146		—		—
Incheon Bridge Co., Ltd.	Interest income		4,069		7,516		10,420
	Interest expense		158		517		979
	Fee and commission income		22		23		28
	Fee and commission expense		6		6		7
	Insurance income		230		212		219
	Gains on financial instruments at fair value through profit or loss		—		—		334
	Losses on financial instruments at fair value through profit or loss		1,374		4,434		—
	Reversal of credit losses		444		28		—
	Provision for credit losses		1		9		54
Kendai Co., Ltd.	Other non-operating expenses		—		3		—
Aju Good Technology Venture Fund	Interest expense		27		108		111
Taeyoungjungkong Co., Ltd.	Interest income		—		—		2
KB Star Office Private Real Estate Master Fund No. 1*	Interest income		370		—		—
	Interest expense		5		2		—
	Fee and commission income		435		276		—
Star-Lord General Investors Private Real Estate Investment Company No. 10	Insurance income		—		97		137
	Interest income		—		3,098		5,934
	Interest expense		—		413		543
	Fee and commission income		—		—		20
	Provision for credit losses		—		1		4
	General and administrative expenses		—		5,562		9,720
KG Capital Co., Ltd. *	Interest income		941		889		293
	Fee and commission income		88		47		18
	Fee and commission expense		15		10		1
	Insurance income		42		43		13
	Other operating income		710		487		—
	Other operating expenses		64		32		11
	Reversal of credit losses		11		—		55
	Provision for credit losses		—		9		—

F-27
4

		2021	2022	2023
		(In millions of Korean won)
Food Factory Co., Ltd.	Interest income	70	80	62
	Interest expense	5	6	1
	Insurance income	9	10	9
	Fee and commission income	—	1	—
	Fee and commission expense	2	—	—
	Gains on financial instruments at fair value through profit or loss	—	33	43
	Losses on financial instruments at fair value through profit or loss	1	—	—
	Reversal of credit losses	6	1	2
KB Pre IPO Secondary Venture Fund No. 1 *	Interest expense	1	—	—
	Fee and commission income	110	1,204	—
Acts Co., Ltd. *	Insurance income	1	2	—
Dongjo Co., Ltd.	Insurance income	1	—	—
	Interest income	—	9	36
POSCO-KB Shipbuilding Fund	Fee and commission income	213	177	(99)
Dae-A Leisure Co., Ltd.	Interest expense	2	—	—
Paycoms Co., Ltd. *	Interest income	10	7	154
	Gains on financial instruments at fair value through profit or loss	42	39	—
Big Dipper Co., Ltd.	Interest expense	—	1	—
	Fee and commission expense	655	393	266
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	1	1	—
	Fee and commission income	190	129	—
KB-TS Technology Venture Private Equity Fund	Fee and commission income	285	185	324
KB-SJ Tourism Venture Fund	Fee and commission income	279	209	312
Banksalad Co., Ltd.	Gains on financial instruments at fair value through profit or loss	613	—	—
	Losses on financial instruments at fair value through profit or loss	663	—	—
	Fee and commission income	36	36	37
	Fee and commission expense	48	17	11
Iwon Alloy Co., Ltd.	Insurance income	—	1	1
Bioprotect Ltd.	Gains on financial instruments at fair value through profit or loss	293	—	—
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income	38	43	40
	Gains on financial instruments at fair value through profit or loss	531	—	—
	Losses on financial instruments at fair value through profit or loss	2,373	—	—
KB-MDI Centauri Fund L.P.	Fee and commission income	401	487	491
	Gains on financial instruments at fair value through profit or loss	551	—	—
	Losses on financial instruments at fair value through profit or loss	284	—	—

F-27
5

		2021	2022	2023
		(In millions of Korean won)
Hibiscus Fund L.P.	Fee and commission income	372	524	928
	Gains on financial instruments at fair value through profit or loss	113	—	—
RMG-KB BioAccess Fund L.P.	Fee and commission income	57	325	326
	Gains on financial instruments at fair value through profit or loss	5	—	—
S&E Bio Co., Ltd.	Interest expense	1	2	43
Contents First Inc.	Interest income	—	128	346
	Interest expense	83	34	73
	Fee and commission income	—	1	2
	Provision for credit losses	—	1	8
December & Company Inc. *	Insurance income	109	174	187
GENINUS Inc. *	Interest expense	29	12	—
	Gains on financial instruments at fair value through profit or loss	4,009	—	—
	Provision for credit losses	6	—	—
Pin Therapeutics Inc.	Interest expense	—	110	101
Wyatt Co., Ltd.	Insurance income	87	142	102
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	17	6	4
	Fee and commission income	514	423	209
Spark Biopharma Inc.	Interest expense	7	272	468
Skydigital Inc.	Fee and commission income	3	3	3
Il-Kwang Electronic Materials Co., Ltd.	Other non-operating expenses	—	1	—
SO-MYUNG Recycling Co., Ltd.	Other non-operating expenses	—	2	—
KB No. 17 Special Purpose Acquisition Company*	Losses on financial instruments at fair value through profit or loss	1,388	—	—
	Interest expense	14	1	—
KB No. 18 Special Purpose Acquisition Company*	Gains on financial instruments at fair value through profit or loss	8	—	—
	Interest expense	20	5	—
KB No. 19 Special Purpose Acquisition Company*	Gains on financial instruments at fair value through profit or loss	36	—	—
	Interest expense	9	5	—
KB No. 20 Special Purpose Acquisition Company*	Gains on financial instruments at fair value through profit or loss	68	—	—
	Interest expense	15	22	—
KB No. 21 Special Purpose Acquisition Company	Fee and commission income	—	263	—
	Gains on financial instruments at fair value through profit or loss	—	1,469	28
	Interest expense	—	30	68
KB No. 22 Special Purpose Acquisition Company	Fee and commission income	—	175	—
	Gains on financial instruments at fair value through profit or loss	—	982	1,013
	Interest expense	—	1	2

F-27
6

		2021	2022	2023
		(In millions of Korean won)
KB No. 23 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss	—	1,476	—
	Losses on financial instruments at fair value through profit or loss	—	—	1,483
	Interest expense	—	23	46
KB No. 24 Special Purpose Acquisition Company *	Interest expense	—	1	7
KB No. 25 Special Purpose Acquisition Company	Interest expense	—	—	39
	Gains on financial instruments at fair value through profit or loss	—	—	1,130
KB No. 26 Special Purpose Acquisition Company	Interest expense	—	—	38
	Gains on financial instruments at fair value through profit or loss	—	—	1,209
KB No. 27 Special Purpose Acquisition Company	Interest expense	—	—	65
	Gains on financial instruments at fair value through profit or loss	—	—	3,059
KB SPROTT Renewable Private Equity Fund No. 1	Fee and commission income	487	345	320
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income	550	706	582
	Other operating income	—	—	113
COSES GT Co., Ltd.	Losses on financial instruments at fair value through profit or loss	—	—	4,910
	Interest income	18	23	30
	Interest expense	1	1	—
	Provision for credit losses	—	3	—
	Reversal of credit losses	3	—	5
IDTECK Co., Ltd.	Insurance income	1	—	—
TeamSparta Inc.	Fee and commission income	—	—	11
	Interest expense	—	19	212
	Provision for credit losses	—	—	2
Mantisco Co., Ltd.	Interest expense	1	1	—
SuperNGine Co., Ltd.	Interest income	—	—	25
	Interest expense	1	—	—
	Fee and commission income	—	—	1
	Provision for credit losses	—	—	6
Desilo Inc.	Interest income	1	9	13
	Provision for credit losses	2	—	3
Turing Co., Ltd.	Interest income	—	—	24
	Interest expense	1	1	7
	Provision for credit losses	—	—	14
IGGYMOB Co., Ltd.	Interest expense	1	1	—
Kukka Co., Ltd.	Interest expense	—	2	—
ZIPDOC Inc.	Interest expense	—	1	—
	Reversal of credit losses	—	3	—
Grinergy Co., Ltd.	Provision for credit losses	—	—	1
	Interest expense	—	—	1

F-27
7

		2021	2022	2023
		(In millions of Korean won)
Chabot Mobility Co., Ltd.	Interest expense	—	1	—
	Fee and commission expense	—	824	2,154
Wemade Connect Co., Ltd.	Insurance income	—	3	2
	Interest expense	—	81	316
	Reversal of credit losses	—	1	—
	Provision for credit losses	—	—	9
TMAP Mobility Co., Ltd.	Interest expense	—	226	1,460
	Fee and commission income	—	—	2
	Fee and commission expense	—	78	998
	Reversal of credit losses	—	—	9
	Insurance income	—	—	209
Nextrade Co., Ltd.	Interest expense	—	263	2,911
WJ Private Equity Fund No. 1	Fee and commission income	7	7	7
UPRISE, Inc.	Interest income	5	—	—
	Interest expense	1	3	—
	Reversal of credit losses	1	—	—
Channel Corporation	Interest expense	—	43	67
CWhy Inc.	Insurance income	—	2	2
Bomapp Inc.	Fee and commission expense	5	—	—
	Losses on financial instruments at fair value through profit or loss	1,980	—	—
KB Social Impact Investment Fund	Fee and commission income	300	286	284
KB-UTC Inno-Tech Venture Fund	Fee and commission income	471	449	431
	Other operating income	—	—	3
KBSP Private Equity Fund No. 4	Fee and commission income	389	211	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income	1,198	561	1,052
2020 KB Fintech Renaissance Fund	Fee and commission income	147	147	147
KB Material and Parts No. 1 PEF	Fee and commission income	353	353	705
	Other operating income	—	—	34
FineKB Private Equity Fund No. 1	Fee and commission income	540	641	378
	Gains on financial instruments at fair value through profit or loss	—	—	16
Paramark KB Fund No. 1	Fee and commission income	100	356	129
KB-Badgers Future Mobility ESG Fund No. 1	Fee and commission income	—	905	1,300
KB Bio Private Equity No. 3 Ltd.*	Fee and commission income	324	4,035	—
K The 15th REIT Co., Ltd. *	Fee and commission income	500	—	—
	Insurance income	1	—	—
KB-KTB Technology Venture Fund	Fee and commission income	—	600	669
THE CHAEUL FUND NO. 1	Fee and commission income	—	82	—
Bluepointpartners Inc.	Gains on financial instruments at fair value through profit or loss	846	—	—
KB-Solidus Global Healthcare Fund	Fee and commission income	167	350	284
	Gains on financial instruments at fair value through profit or loss	—	—	8,400
SwatchOn Inc.*	Fee and commission income	8	5	—
	Interest expense	10	5	—

F-27
8

		2021	2022	2023
		(In millions of Korean won)
Gomi corporation Inc.	Interest income	19	61	88
	Interest expense	1	2	—
	Fee and commission income	—	1	1
	Insurance income	—	—	1
	Provision for credit losses	13	3	49
KB Cape No. 1 Private Equity Fund	Fee and commission income	144	72	217
	Losses on financial instruments at fair value through profit or loss	69	—	16
Keystone-Hyundai Securities No. 1 Private Equity Fund *	Fee and commission income	43	—	—
KB-GeneN Medical Venture Fund No. 1	Fee and commission income	—	76	89
KB-BridgePole Venture Investment Fund	Fee and commission income	—	118	135
	Other operating income	—	—	638
KB-BridgePole Venture Investment Fund No. 2	Fee and commission income	—	—	20
KB-Kyobo New Mobility Power Fund	Fee and commission income	—	69	79
KB Co-Investment Private Equity Fund No. 1	Fee and commission income	—	483	904
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income	—	435	1,173
KB-FT Green Growth No. 1 New Technology Business Investment Association	Fee and commission income	—	—	135
	Interest expense	—	—	14
KB-SUSUNG 1st Investment Fund	Fee and commission income	—	—	129
Youngwon Corporation *	Insurance income	—	—	1
Seokwang T&I Co., Ltd.	Insurance income	—	—	1
3D Interactive Co., Ltd.	Fee and commission income	—	—	7
	Interest expense	—	—	10
	Provision for credit losses	—	—	2
Bigwave Robotics Crop.	Interest income	—	—	(1)
	Interest expense	—	—	1
U-KB Credit No. 1 Private Equity	Fee and commission income	—	—	228
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	Interest expense	—	—	42
Others
Retirement pension	Fee and commission income	1,338	1,352	1,567
	Interest expense	9	39	27

*	Excluded from the Group’s related party as of December 31, 2023.
Meanwhile,
the Group purchased installment financial assets, etc. from KG Capital Co., Ltd. amounting to ￦ 486,586 million and ￦ 373,044 million for the years ended December 31, 2022 and 2023, respectively
.
Also, the Group recognized ￦ 58,304 million in
non-operating
income for the year ended December 31, 2023, which was confirmed in the lawsuit for damage against Korea Credit Bureau Co., Ltd..

9

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2022 and 2023, are as follows:

		December 31, 2022		December 31, 2023
		(In millions of Korean won)
Associates and joint ventures
Balhae Infrastructure Company	Other assets	￦	1,306	￦	1,304
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		38		37
	Deposits		27,889		17,003
	Provisions		2		2
	Insurance liabilities		1		1
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		32,948		33,282
	Loans measured at amortized cost (gross amount)		95,211		80,512
	Allowances for credit losses		12		38
	Other assets		615		528
	Deposits		48,639		40,992
	Provisions		18		45
	Insurance liabilities		89		87
	Other liabilities		446		504
Jungdo Co., Ltd.	Deposits		4		4
Dae-A Leisure Co., Ltd.	Deposits		154		150
Aju Good Technology Venture Fund	Deposits		7,222		1,202
	Other liabilities		73		1
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,294		149,590
	Allowances for credit losses		1		5
	Property and equipment		9,915		5,615
	Other assets		8,591		8,689
	Insurance liabilities		46		44
	Other liabilities		14,227		8,245
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Deposits		1,526		—
	Other liabilities		1		—
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		221		103
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		2,017		1,935
	Other assets		—		73
RAND Bio Science Co., Ltd.	Deposits		3		4
	Loans measured at amortized cost (gross amount)		—		1
KG Capital Co., Ltd. *	Loans measured at amortized cost (gross amount)		40,040		—
	Allowances for credit losses		55		—
	Other assets		63		—
	Deposits		10		—
	Insurance liabilities		14		—
	Other liabilities		5		—

F-2
80

		December 31, 2022	December 31, 2023
		(In millions of Korean won)
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss	696	738
	Loans measured at amortized cost (gross amount)	3,345	2,137
	Allowances for credit losses	4	2
	Other assets	4	5
	Deposits	664	629
	Insurance liabilities	8	2
	Other liabilities	1	1
POSCO-KB Shipbuilding Fund	Other assets	177	678
Paycoms Co., Ltd. *	Financial assets at fair value through profit or loss	1,172	—
	Deposits	1	—
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)	18	14
	Deposits	19	40
	Other liabilities	—	8
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	317	46
Iwon Alloy Co., Ltd.	Deposits	1	1
	Insurance liabilities	1	—
Computerlife Co., Ltd.	Deposits	3	—
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	6,384	5,938
	Other liabilities	36	62
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	17	20
Wyatt Co., Ltd.	Financial assets at fair value through profit or loss	6,000	6,000
	Deposits	1	1
	Insurance liabilities	75	73
Skydigital Inc.	Deposits	10	65
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss	10,470	9,148
Spark Biopharma Inc.	Financial assets at fair value through profit or loss	7,450	7,450
	Loans measured at amortized cost (gross amount)	17	17
	Deposits	17,534	11,419
	Other liabilities	91	90
UPRISE, Inc.	Financial assets at fair value through profit or loss	5,248	5,710
	Deposits	27	—
Stratio, Inc.	Financial assets at fair value through profit or loss	1,000	1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss	3,999	3,999

F-28
1

		December 31, 2022	December 31, 2023
		(In millions of Korean won)
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss	2,000	2,000
	Loans measured at amortized cost (gross amount)	7	3
	Deposits	37	37
Channel Corporation	Financial assets at fair value through profit or loss	18,099	16,906
	Deposits	3,000	2,030
	Other liabilities	21	11
KB No.21 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,959	2,987
	Deposits	2,263	2,261
	Other liabilities	29	38
KB No.22 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	1,972	2,985
	Deposits	1,948	1,848
KB No.23 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss	2,971	1,489
	Deposits	2,205	—
	Other liabilities	22	—
KB No.24 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss	6,975	—
	Deposits	9,983	—
	Other liabilities	1	—
KB No.25 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	2,025
	Deposits	—	1,586
	Other liabilities	—	39
KB No.26 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	2,204
	Deposits	—	1,761
	Other liabilities	—	37
KB No.27 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	6,054
	Deposits	—	4,497
	Other liabilities	—	65
COSES GT Co., Ltd.	Financial assets at fair value through profit or loss	4,930	—
	Loans measured at amortized cost (gross amount)	506	1
	Allowances for credit losses	4	—
	Other assets	2	—
	Deposits	1,213	1
Bomapp Inc. *	Financial assets at fair value through profit or loss	1	—
MitoImmune Therapeutics	Financial assets at fair value through profit or loss	7,000	7,000
KB-Solidus Global Healthcare Fund	Other assets	350	284
Bioprotect Ltd.	Financial assets at fair value through profit or loss	3,802	4,474

F-2
82

		December 31, 2022	December 31, 2023
		(In millions of Korean won)
Gomi corporation Inc.	Financial assets at fair value through profit or loss	4,000	4,000
	Loans measured at amortized cost (gross amount)	2,234	2,155
	Allowances for credit losses	17	62
	Other assets	5	5
	Deposits	915	78
	Other liabilities	1	1
	Provisions	—	3
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss	1,200	1,200
ClavisTherapeutics, Inc.	Financial assets at fair value through profit or loss	2,000	—
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss	4,000	4,000
	Loans measured at amortized cost (gross amount)	10	13
	Deposits	6,419	2,342
	Other liabilities	—	13
Bluepointpartners Inc.	Financial assets at fair value through profit or loss	2,133	1,874
4N Inc.	Financial assets at fair value through profit or loss	200	—
	Deposits	5	49
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss	2,100	3,100
	Deposits	—	904
Contents First Inc.	Financial assets at fair value through profit or loss	7,277	7,277
	Loans measured at amortized cost (gross amount)	10,017	10,365
	Allowances for credit losses	1	7
	Other assets	2	4
	Deposits	5,010	1,072
	Provisions	—	1
	Other liabilities	21	6
KB-MDI Centauri Fund L.P.	Financial assets at fair value through profit or loss	17,471	18,993
	Other assets	470	221
2020 KB Fintech Renaissance Fund	Other assets	37	37
OKXE Inc.	Financial assets at fair value through profit or loss	800	800
Mantisco Co., Ltd.	Loans measured at amortized cost (gross amount)	15	13
	Financial assets at fair value through profit or loss	3,000	3,000
	Deposits	623	46

F-28
3

		December 31, 2022	December 31, 2023
		(In millions of Korean won)
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)	13	11
	Financial assets at fair value through profit or loss	5,000	5,000
	Deposits	6,033	265
	Other liabilities	18	—
IMBiologics Corp.	Loans measured at amortized cost (gross amount)	4	5
	Financial assets at fair value through profit or loss	5,000	7,000
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	6	603
	Deposits	17	69
	Allowances for credit losses	—	6
	Other assets	—	1
	Financial assets at fair value through profit or loss	1,996	1,996
Desilo Inc.	Financial assets at fair value through profit or loss	3,168	3,168
	Loans measured at amortized cost (gross amount)	300	300
	Allowances for credit losses	2	5
	Deposits	1	3
Turing Co., Ltd.	Financial assets at fair value through profit or loss	3,000	3,000
	Loans measured at amortized cost (gross amount)	—	1,901
	Allowances for credit losses	—	14
	Other assets	—	11
	Deposits	2,788	1,726
	Other liabilities	—	6
IGGYMOB Co., Ltd.	Financial assets at fair value through profit or loss	5,000	5,000
	Loans measured at amortized cost (gross amount)	15	7
	Deposits	254	—
Kukka Co., Ltd.	Financial assets at fair value through profit or loss	2,490	2,490
ZIPDOC Inc.	Financial assets at fair value through profit or loss	2,000	2,000
	Deposits	915	181
TeamSparta Inc.	Loans measured at amortized cost (gross amount)	—	307
	Financial assets at fair value through profit or loss	4,001	4,001
	Allowances for credit losses	—	1
	Provisions	—	1
	Deposits	12,502	7,672
	Other liabilities	6	62

F-28
4

		December 31, 2022	December 31, 2023
		(In millions of Korean won)
Chabot Mobility Co., Ltd.	Financial assets at fair value through profit or loss	2,000	2,000
	Deposits	86	164
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss	12,000	12,293
	Loans measured at amortized cost (gross amount)	52	44
	Allowances for credit losses	—	6
	Provisions	2	8
	Deposits	10,370	8,843
	Insurance liabilities	2	1
	Other liabilities	28	53
Nextrade Co., Ltd.	Deposits	56,202	56,203
	Other liabilities	263	3,174
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)	—	106
	Allowances for credit losses	—	1
	Deposits	30,000	80,016
	Other liabilities	76	763
	Provisions	—	2
FutureConnect Co., Ltd.	Financial assets at fair value through profit or loss	1,499	1,499
Gushcloud Talent Agency	Financial assets at fair value through profit or loss	4,165	3,688
Grinergy Co., Ltd.	Financial assets at fair value through profit or loss	2,500	6,486
	Provisions	—	1
NexThera Co., Ltd.	Financial assets at fair value through profit or loss	2,000	3,000
FineKB Private Equity Fund No.1	Other assets	160	13
Paramark KB Fund No.1	Other liabilities	34	34
December & Company Inc. *	Deposits	1	—
	Insurance liabilities	9	—
KB Social Impact Investment Fund	Other assets	436	260
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss	3,200	3,200
	Insurance liabilities	3	—
G1 Playground Co., Ltd.	Financial assets at fair value through profit or loss	1,000	—
Hibiscus Fund L.P.	Financial assets at fair value through profit or loss	10,221	12,915
	Other assets	—	258
	Other liabilities	257	—
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss	2,753	5,036
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss	77	174
KB Co-Investment Private Equity Fund No.1	Other assets	191	255

F-28
5

		December 31, 2022	December 31, 2023
		(In millions of Korean won)
Spoon Radio Co., Ltd.	Financial assets at fair value through profit or loss	—	19,506
Neuroptika Inc.	Financial assets at fair value through profit or loss	—	5,879
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	—	833
KB-FT Green Growth No.1 New Technology Business Investment Association	Deposits	—	700
	Other liabilities	—	8
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	Deposits	—	3,790
	Other liabilities	—	42
Bigwave Robotics Crop.	Loans measured at amortized cost (gross amount)	—	31
	Financial assets at fair value through profit or loss	—	2,750
	Deposits	—	4
Blinkers Inc.	Financial assets at fair value through profit or loss	—	999
3D Interactive Co., Ltd.	Loans measured at amortized cost (gross amount)	—	42
	Allowances for credit losses	—	2
	Financial assets at fair value through profit or loss	—	2,300
	Deposits	—	1,501
XL8 INC.	Financial assets at fair value through profit or loss	—	5,148
Elev8-Capital Fund I	Financial assets at fair value through profit or loss	—	6,656
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)	—	72,742
	Allowances for credit losses	—	4
	Other assets	—	57
	Deposits	—	146,169
	Other liabilities	—	1,891
AIM FUTURE, Inc.	Financial assets at fair value through profit or loss	—	2,000
	Loans measured at amortized cost (gross amount)	—	900
	Allowances for credit losses	—	2
	Other assets	—	1
	Deposits	—	3,393
	Other liabilities	—	48
Novorex Inc.	Financial assets at fair value through profit or loss	—	2,000
	Deposits	—	7
Seokwang T&I Co., Ltd.	Insurance liabilities	—	2

F-28
6

		December 31, 2022	December 31, 2023
		(In millions of Korean won)
Key management personnel	Loans measured at amortized cost (gross amount)	6,299	5,490
	Allowances for credit losses	3	5
	Other assets	7	7
	Deposits	17,618	15,902
	Provisions	1	2
	Insurance liabilities	2,374	2,293
	Other liabilities	387	429
Others
Retirement pension	Other assets	778	364
	Other liabilities	10,141	606

*	Excluded from the Group’s related party as of December 31, 2023, therefore, the remaining outstanding balances with those entities are not disclosed.
43.3 Details of significant lending transactions with related parties for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Beginning		Loan		Collection		Ending
	(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	36	￦	38	￦	(36)	￦	38
Incheon Bridge Co., Ltd.		151,489		11		(23,341)		128,159
Star-Lord General Investors Private Real Estate Investment Company No.10		—		150,000		(706)		149,294
KB Star Office Private Real Estate Master Fund No.1 *		10,000		—		(10,000)		—
KB Cape No.1 Private Equity Fund		1,591		426		—		2,017
RAND Bio Science Co., Ltd.		1		—		(1)		—
KG Capital Co., Ltd.		40,074		40		(74)		40,040
Food Factory Co., Ltd.		4,216		1,541		(1,716)		4,041
Paycoms Co., Ltd. *		1,269		—		(97)		1,172
Big Dipper Co., Ltd.		17		18		(17)		18
RMGP Bio-Pharma Investment Fund, L.P.		5,423		961		—		6,384
RMGP Bio-Pharma Investment, L.P.		14		3		—		17
Wyatt Co., Ltd.		6,000		—		—		6,000
Banksalad Co., Ltd.		9,090		1,380		—		10,470
UPRISE, Inc.		1,250		3,998		—		5,248
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,006		7		(6)		2,007
KB No.17 Special Purpose Acquisition Company *		1,301		—		(1,301)		—
KB No.18 Special Purpose Acquisition Company *		3,881		—		(3,881)		—
KB No.19 Special Purpose Acquisition Company *		2,091		—		(2,091)		—
KB No.20 Special Purpose Acquisition Company *		3,135		—		(3,135)		—
KB No.21 Special Purpose Acquisition Company		—		2,959		—		2,959
KB No.22 Special Purpose Acquisition Company		—		1,972		—		1,972
KB No.23 Special Purpose Acquisition Company *		—		2,971		—		2,971
KB No.24 Special Purpose Acquisition Company *		—		6,975		—		6,975
COSES GT Co., Ltd.		5,445		6		(15)		5,436
Bomapp Inc. *		19		—		(19)		—

F-28
7

	2022
	Beginning	Loan	Collection	Ending
	(In millions of Korean won)
Channel Corporation	14,551	3,548	—	18,099
MitoImmune Therapeutics	7,000	—	—	7,000
Bioprotect Ltd.	3,557	245	—	3,802
Gomi corporation Inc.	4,733	1,534	(33)	6,234
Copin Communications, Inc. *	4,801	—	(4,801)	—
Go2joy Co., Ltd.	1,200	—	—	1,200
ClavisTherapeutics, Inc.	2,000	—	—	2,000
S&E Bio Co., Ltd.	2,000	2,010	—	4,010
Bluepointpartners Inc.	2,278	—	(145)	2,133
4N Inc.	200	—	—	200
Xenohelix Co., Ltd.	2,100	—	—	2,100
Contents First Inc.	7,277	10,017	—	17,294
KB-MDI Centauri Fund L.P.	9,633	7,838	—	17,471
SwatchOn Inc. *	3,418	—	(3,418)	—
OKXE Inc.	800	—	—	800
GENINUS Inc. *	5,872	—	(5,872)	—
Checkmate Therapeutics Inc.	2,200	1,000	—	3,200
Mantisco Co., Ltd.	3,001	15	(1)	3,015
IMBiologics Corp.	5,004	4	(4)	5,004
Spark Biopharma Inc.	4,967	2,517	(17)	7,467
G1 Playground Co., Ltd.	1,000	—	—	1,000
Pin Therapeutics Inc.	3,000	2,013	—	5,013
Hibiscus Fund L.P.	4,731	5,490	—	10,221
SuperNGine Co., Ltd.	1,998	6	(2)	2,002
Desilo Inc.	3,469	—	(1)	3,468
RMG-KB BioAccess Fund L.P.	353	2,400	—	2,753
RMG-KB BP Management Ltd.	7	70	—	77
IGGYMOB Co., Ltd.	5,006	15	(6)	5,015
Turing Co., Ltd.	3,000	—	—	3,000
Kukka Co., Ltd.	—	2,490	—	2,490
ZIPDOC Inc.	—	2,000	—	2,000
Gushcloud Talent Agency	—	4,165	—	4,165
Grinergy Co., Ltd.	—	2,500	—	2,500
NexThera Co., Ltd.	—	2,000	—	2,000
Chabot Mobility Co., Ltd.	—	2,000	—	2,000
TeamSparta Inc.	—	4,001	—	4,001
FutureConnect Co., Ltd.	—	1,499	—	1,499
Wemade Connect Co., Ltd.	—	12,052	—	12,052
Key management personnel	4,591	4,527	(2,819)	6,299

*	Excluded from the Group’s related party as of December 31, 2022.

	2023
	Beginning		Loan		Collection		Ending
	(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	38	￦	37	￦	(38)	￦	37
Incheon Bridge Co., Ltd.		128,159		346		(14,711)		113,794
Star-Lord General Investors Private Real Estate Investment Company No.10		149,294		296		—		149,590
KB Cape No.1 Private Equity Fund		2,017		—		(82)		1,935

F-28
8

	2023
	Beginning	Loan	Collection	Ending
	(In millions of Korean won)
RAND Bio Science Co., Ltd.	—	1	—	1
KG Capital Co., Ltd. *	40,040	—	(40,040)	—
Food Factory Co., Ltd.	4,041	446	(1,612)	2,875
Paycoms Co., Ltd. *	1,172	—	(1,172)	—
Big Dipper Co., Ltd.	18	14	(18)	14
RMGP Bio-Pharma Investment Fund, L.P.	6,384	—	(446)	5,938
RMGP Bio-Pharma Investment, L.P.	17	3	—	20
Wyatt Co., Ltd.	6,000	—	—	6,000
Banksalad Co., Ltd.	10,470	—	(1,322)	9,148
UPRISE, Inc.	5,248	462	—	5,710
Stratio, Inc.	1,000	—	—	1,000
Honest Fund, Inc.	3,999	—	—	3,999
CellinCells Co., Ltd.	2,007	3	(7)	2,003
KB No.21 Special Purpose Acquisition Company	2,959	28	—	2,987
KB No.22 Special Purpose Acquisition Company	1,972	1,013	—	2,985
KB No.23 Special Purpose Acquisition Company *	2,971	—	(1,482)	1,489
KB No.24 Special Purpose Acquisition Company *	6,975	—	(6,975)	—
KB No.25 Special Purpose Acquisition Company	—	2,025	—	2,025
KB No.26 Special Purpose Acquisition Company	—	2,204	—	2,204
KB No.27 Special Purpose Acquisition Company	—	6,054	—	6,054
COSES GT Co., Ltd.	5,436	1	(5,436)	1
Channel Corporation	18,099	—	(1,193)	16,906
MitoImmune Therapeutics	7,000	—	—	7,000
Bioprotect Ltd.	3,802	672	—	4,474
Gomi corporation Inc.	6,234	5	(84)	6,155
Go2joy Co., Ltd.	1,200	—	—	1,200
ClavisTherapeutics, Inc.	2,000	—	(2,000)	—
S&E Bio Co., Ltd.	4,010	13	(10)	4,013
Bluepointpartners Inc.	2,133	—	(259)	1,874
4N Inc.	200	—	(200)	—
Xenohelix Co., Ltd.	2,100	1,000	—	3,100
Contents First Inc.	17,294	365	(17)	17,642
KB-MDI Centauri Fund L.P.	17,471	1,522	—	18,993
OKXE Inc.	800	—	—	800
Checkmate Therapeutics Inc.	3,200	—	—	3,200
Mantisco Co., Ltd.	3,015	13	(15)	3,013
IMBiologics Corp.	5,004	2,005	(4)	7,005
Spark Biopharma Inc.	7,467	17	(17)	7,467
G1 Playground Co., Ltd.	1,000	—	(1,000)	—
Pin Therapeutics Inc.	5,013	11	(13)	5,011
Hibiscus Fund L.P.	10,221	2,694	—	12,915
SuperNGine Co., Ltd.	2,002	603	(6)	2,599
Desilo Inc.	3,468	—	—	3,468
RMG-KB BioAccess Fund L.P.	2,753	2,283	—	5,036
RMG-KB BP Management Ltd.	77	97	—	174
IGGYMOB Co., Ltd.	5,015	7	(15)	5,007
Turing Co., Ltd.	3,000	1,901	—	4,901
Kukka Co., Ltd.	2,490	—	—	2,490
ZIPDOC Inc.	2,000	—	—	2,000

9

	2023
	Beginning	Loan	Collection	Ending
	(In millions of Korean won)
Gushcloud Talent Agency	4,165	—	(477)	3,688
Grinergy Co., Ltd.	2,500	3,986	—	6,486
NexThera Co., Ltd.	2,000	1,000	—	3,000
Chabot Mobility Co., Ltd.	2,000	—	—	2,000
TeamSparta Inc.	4,001	307	—	4,308
FutureConnect Co., Ltd.	1,499	—	—	1,499
Wemade Connect Co., Ltd.	12,052	337	(52)	12,337
TMAP Mobility Co., Ltd.	—	106	—	106
Taeyoungjungkong Co.,Ltd.	—	46	(46)	—
Spoon Radio Co., Ltd.	—	19,506	—	19,506
Neuroptika Inc.	—	5,879	—	5,879
Youngwon Corporation *	—	4,793	(4,793)	—
Bigwave Robotics Crop.	—	2,781	—	2,781
Blinkers Inc.	—	999	—	999
3D Interactive Co., Ltd.	—	2,342	—	2,342
XL8 INC.	—	5,148	—	5,148
Elev8-Capital Fund I	—	6,656	—	6,656
AIM FUTURE, Inc.	—	2,900	—	2,900
New Daegu Busan Expressway Co., Ltd.	—	72,742	—	72,742
Novorex Inc.	—	2,000	—	2,000
Key management personnel	6,299	3,368	(4,177)	5,490

*	Excluded from the Group’s related party as of December 31, 2023.

F-2
90

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2022 and 2023, are as follows:

	2022
	Beginning		Borrowing		Repayment		Others 1		Ending
	(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	10,200	￦	—	￦	—	￦	17,689	￦	27,889
Incheon Bridge Co., Ltd.		35,487		29,217		(15,000)		(1,065)		48,639
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		17		—		—		137		154
Iwon Alloy Co., Ltd.		—		—		—		1		1
Computerlife Co., Ltd.		—		—		—		3		3
Skydigital Inc.		85		—		—		(75)		10
Jo Yang Industrial Co., Ltd.		1		—		—		(1)		—
Aju Good Technology Venture Fund		6,286		6,577		(3,840)		(1,801)		7,222
KB-KDBC Pre-IPO New Technology Business Investment Fund		904		—		—		(587)		317
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,524		—		—		2		1,526
WJ Private Equity Fund No.1		260		—		—		(39)		221
KB Star Office Private Real Estate Master Fund No.1 2		2,578		—		(2,578)		—		—
KG Capital Co., Ltd. 2		17		—		—		(7)		10
KB No.17 Special Purpose Acquisition Company 2		1,687		—		(1,546)		(141)		—
KB No.18 Special Purpose Acquisition Company 2		2,077		—		(2,016)		(61)		—
KB No.19 Special Purpose Acquisition Company 2		1,013		—		(1,000)		(13)		—
KB No.20 Special Purpose Acquisition Company 2		1,681		—		(1,534)		(147)		—
KB No.21 Special Purpose Acquisition Company		—		2,000		—		263		2,263
KB No.22 Special Purpose Acquisition Company		—		—		—		1,948		1,948
KB No.23 Special Purpose Acquisition Company 2		—		2,133		—		72		2,205
KB No.24 Special Purpose Acquisition Company 2		—		—		—		9,983		9,983
RAND Bio Science Co., Ltd.		443		—		—		(440)		3
Food Factory Co., Ltd.		839		511		(1,018)		332		664
Acts Co., Ltd. 2		154		—		—		(154)		—
Paycoms Co., Ltd. 2		1		—		—		—		1
Big Dipper Co., Ltd.		—		300		(300)		19		19
Wyatt Co., Ltd.		1		—		—		—		1
UPRISE, Inc.		4,001		—		—		(3,974)		27
CellinCells Co., Ltd.		38		—		—		(1)		37
COSES GT Co., Ltd.		1,939		—		—		(726)		1,213
SwatchOn Inc. 2		686		—		—		(686)		—
Gomi corporation Inc.		3,188		—		—		(2,273)		915
S&E Bio Co., Ltd.		263		50		—		6,106		6,419
KB Pre IPO Secondary Venture Fund No.1 2		103		—		—		(103)		—
4N Inc.		39		—		—		(34)		5
Contents First Inc.		12,650		10,000		(16,000)		(1,640)		5,010
December & Company Inc. 2		1		—		—		—		1
GENINUS Inc. 2		34,415		—		—		(34,415)		—
Mantisco Co., Ltd.		386		—		—		237		623
Pin Therapeutics Inc.		—		21,000		(16,200)		1,233		6,033
Spark Biopharma Inc.		6,015		41,165		(27,539)		(2,107)		17,534
G1 Playground Co., Ltd.		354		—		—		(354)		—

F-2
91

	2022
	Beginning	Borrowing	Repayment	Others 1	Ending
	(In millions of Korean won)
SuperNGine Co., Ltd.	944	—	—	(927)	17
Desilo Inc.	168	—	—	(167)	1
Turing Co., Ltd.	1,054	—	—	1,734	2,788
IGGYMOB Co., Ltd.	2,938	—	—	(2,684)	254
TMAP Mobility Co., Ltd.	—	80,000	(50,000)	—	30,000
Nextrade Co., Ltd.	—	56,200	—	2	56,202
Kukka Co., Ltd.	—	—	—	—	—
ZIPDOC Inc.	—	—	—	915	915
TeamSparta Inc.	—	9,000	(4,000)	7,502	12,502
Chabot Mobility Co., Ltd.	—	—	—	86	86
Wemade Connect Co., Ltd.	—	11,010	(3,267)	2,627	10,370
Wise Asset Management Co., Ltd. 2	—	6	(6)	—	—
Channel Corporation	—	6,000	(3,000)	—	3,000
Key management personnel	16,996	20,855	(17,189)	(3,043)	17,619

	2023
	Beginning		Borrowing		Repayment		Others 1		Ending
	(In millions of Korean won)
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	27,889	￦	—	￦	—	￦	(10,886)	￦	17,003
Incheon Bridge Co., Ltd.		48,639		67,100		(76,017)		1,270		40,992
Jungdo Co., Ltd.		4		—		—		—		4

Dae-A Leisure Co., Ltd.		154		—		—		(4)		150
Iwon Alloy Co., Ltd.		1		—		—		—		1
Computerlife Co., Ltd.		3		—		—		(3)		—
Skydigital Inc.		10		—		—		55		65
Aju Good Technology Venture Fund		7,222		1,323		(7,900)		557		1,202
KB-KDBC Pre-IPO New Technology Business Investment Fund		317		—		—		(271)		46
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,526		—		—		(1,526)		—
WJ Private Equity Fund No.1		221		—		—		(118)		103
KG Capital Co., Ltd. 2		10		—		—		(10)		—
KB No.21 Special Purpose Acquisition Company		2,263		2,050		(2,000)		(52)		2,261
KB No.22 Special Purpose Acquisition Company		1,948		—		—		(100)		1,848
KB No.23 Special Purpose Acquisition Company 2		2,205		2,089		(4,223)		(71)		—
KB No.24 Special Purpose Acquisition Company 2		9,983		—		—		(9,983)		—
KB No.25 Special Purpose Acquisition Company		—		1,500		—		86		1,586
KB No.26 Special Purpose Acquisition Company		—		1,670		—		91		1,761
KB No.27 Special Purpose Acquisition Company		—		4,390		—		107		4,497
RAND Bio Science Co., Ltd.		3		—		—		1		4
Food Factory Co., Ltd.		664		—		—		(35)		629
Paycoms Co., Ltd. 2		1		—		—		(1)		—
Big Dipper Co., Ltd.		19		—		—		21		40
Wyatt Co., Ltd.		1		—		—		—		1
UPRISE, Inc.		27		—		—		(27)		—
CellinCells Co., Ltd.		37		—		—		—		37
COSES GT Co., Ltd.		1,213		—		—		(1,212)		1
Gomi corporation Inc.		915		—		—		(837)		78

F-29
2

	2023
	Beginning	Borrowing	Repayment	Others 1	Ending
	(In millions of Korean won)
S&E Bio Co., Ltd.	6,419	2,500	(2,000)	(4,577)	2,342
4N Inc.	5	—	—	44	49
Contents First Inc.	5,010	6,000	(10,000)	62	1,072
December & Company Inc. 2	1	—	—	(1)	—
Mantisco Co., Ltd.	623	—	—	(577)	46
Pin Therapeutics Inc.	6,033	7,217	(12,017)	(968)	265
Spark Biopharma Inc.	17,534	26,369	(30,779)	(1,705)	11,419
SuperNGine Co., Ltd.	17	—	—	52	69
Desilo Inc.	1	1	—	1	3
Turing Co., Ltd.	2,788	700	—	(1,762)	1,726
IGGYMOB Co., Ltd.	254	—	—	(254)	—
TMAP Mobility Co., Ltd.	30,000	170,000	(120,000)	16	80,016
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	—	3,983	—	(193)	3,790
Nextrade Co., Ltd.	56,202	—	—	1	56,203
ZIPDOC Inc.	915	—	—	(734)	181
TeamSparta Inc.	12,502	7,000	(8,000)	(3,830)	7,672
Chabot Mobility Co., Ltd.	86	—	—	78	164
Wemade Connect Co., Ltd.	10,370	31,000	(30,217)	(2,310)	8,843
Channel Corporation	3,000	7,000	(8,000)	30	2,030
Bitgoeul Cheomdan Green 1st Co., Ltd.	—	—	—	833	833
KB-FT Green Growth No.1 New Technology Business Investment Association	—	700	—	—	700
Bigwave Robotics Crop.	—	—	—	4	4
3D Interactive Co., Ltd.	—	2,000	(2,000)	1,501	1,501
AIM FUTURE, Inc.	—	3,000	—	393	3,393
New Daegu Busan Expressway Co., Ltd.	—	—	—	146,169	146,169
Novorex Inc.	—	—	—	7	7
Xenohelix Co., Ltd.	—	—	—	904	904
Key management personnel	17,619	22,358	(20,389)	(3,686)	15,902

1	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
2	Excluded from the Group’s related party as of December 31, 2023.
43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2022 and 2023, are as follows:

	2022				2023
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
	(In millions of Korean won)
Balhae Infrastructure Company	￦	—	￦	26,054	￦	—	￦	10,661
KoFC POSCO Hanwha KB Shared Growth Private Equity Fund No.2 *		—		5		—		—
POSCO-KB Shipbuilding Fund *		—		950		—		—
KB Pre IPO Secondary Venture Fund No.1 *		—		1,429		—		—
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		5,200		—		—
KB-SJ Tourism Venture Fund		—		400		—		—

F-29
3

	2022		2023
	Equity investment and others	Withdrawal and others	Equity investment and others	Withdrawal and others
	(In millions of Korean won)
Korea Credit Bureau Co., Ltd.	—	—	—	90
KB-UTC Inno-Tech Venture Fund	—	—	—	2,250
KB-Solidus Global Healthcare Fund	—	19,630	—	16,440
KB-Stonebridge Secondary Private Equity Fund	4,369	4,216	—	7,191
KB Star Office Private Real Estate Master Fund No.1 *	—	26,240	—	—
KB SPROTT Renewable Private Equity Fund No.1	12,247	—	—	476
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	1,320	4,706	1,800	2,572
KB Bio Private Equity No.3 Ltd. *	—	10,000	—	—
Project Vanilla Co., Ltd. *	—	525	—	—
KB-TS Technology Venture Private Equity Fund	—	4,536	—	672
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	—	12,800	—	12,500
Aju Good Technology Venture Fund	—	5,400	—	11,377
498/7 Owners LLC *	—	166,851	—	—
KB-KTB Technology Venture Fund	11,200	—	5,600	—
KB-SOLIDUS Healthcare Investment Fund	18,000	—	21,861	—
Paramark KB Fund No.1	12,444	2,285	3,342	—
FineKB Private Equity Fund No.1	7,500	3,100	—	2,125
KB-GeneN Medical Venture Fund No.1	2,000	—	—	—
KB-BridgePole Venture Investment Fund	850	—	—	714

KB-Kyobo New Mobility Power Fund	3,000	—	—	—
DA-Friend New Technology Investment Fund No.2	988	—	—	—
Cornerstone Pentastone Fund No.4	818	—	—	—
SKS-VLP New Technology Investment Fund No.2 *	1,156	—	—	1,156
JS Private Equity Fund No.3	1,700	—	—	—
Mirae Asset Mobility Investment Fund No.1	2,000	—	—	—
KB-FT 1st Green Growth Investment Fund	2,000	—	—	—
THE CHAEUL FUND NO.1	1,000	—	—	—
Star-Lord General Investors Private Real Estate Investment Company No.10	46,700	10	—	—
KB Co-Investment Private Equity Fund No.1	7,268	—	2,208	—
Glenwood Credit Private Equity Fund No.2	42,000	—	—	—
Apollo REIT PropCo LLC *	19,968	19,968	—	—
TMAP Mobility Co., Ltd.	200,000	—	—	—
POSITIVE Sobujang Venture Fund No.1	2,000	—	—	—
History 2022 Fintech Fund	2,000	—	—	—
PEBBLES-MW M.C.E New Technology Investment Fund 1 st *	2,000	—	—	2,000
KB-NP Green ESG New Technology Venture Capital Fund	9,350	—	9,075	—
Nextrade Co., Ltd.	9,700	—	—	—
KB-Badgers Future Mobility ESG Fund No.1	2,137	—	5,540	—
Shinhan Global Mobility Fund No.1	1,345	—	—	—
SKB Next Unicorn K-Battery Fund No.1	1,995	—	—	—
Lakewood-AVES Fund No.1	—	—	2,000	—
MW-Pyco NewWave New Technology Investment Fund 4th	—	—	2,000	—
KB No.23 Special Purpose Acquisition Company *	—	—	—	5
KB No.24 Special Purpose Acquisition Company *	—	—	25	25
KB No.25 Special Purpose Acquisition Company	—	—	5	—

F-29
4

	2022		2023
	Equity investment and others	Withdrawal and others	Equity investment and others	Withdrawal and others
	(In millions of Korean won)
KB No.26 Special Purpose Acquisition Company	—	—	5	—
Bitgoeul Cheomdan Green 1st Co., Ltd.	—	—	190	—
KB-SUSUNG 1st Investment Fund	—	—	2,000	—
Friend 55 New Technology Business Investment Fund	—	—	1,200	—
Hahn & Company No. 4-3 Private Equity Fund *	—	—	7,183	32
KB No.27 Special Purpose Acquisition Company	—	—	5	—
DSIP-Pharos Bioenergy Fund	—	—	4,000	—
Shinhan-Eco Venture Fund 2nd	—	—	1,825	—
Leading H2O Fund 1	—	—	1,500	—
2023 JB Newtech No.2 Fund	—	—	1,800	—
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	—	—	27,034	—
U-KB Credit No.1 Private Equity	—	—	6,419	—
KB-BridgePole Venture Investment Fund No.2	—	—	1,500	—
Sirius Silicon Valley I New Technology Fund	—	—	500	—

*	Excluded from the Group’s related party as of December 31, 2023.
43.6 Unused commitments provided to related parties as of December 31, 2022 and 2023, are as follows:

		December 31, 2022	December 31, 2023
		(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	￦6,154	￦6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card	562	563
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	20,000	20,000
	Unused lines of credit for credit card	89	88
TeamSparta Inc.	Loan commitments in Korean won	—	1,000
	Unused lines of credit for credit card	—	633
3D Interactive Co., Ltd.	Unused lines of credit for credit card	—	8
KG Capital Co., Ltd. *	Unused lines of credit for credit card	110	—
Food Factory Co., Ltd.	Unused lines of credit for credit card	52	55
KB No.23 Special Purpose Acquisition Company*	Unused lines of credit for credit card	12	—
CellinCells Co., Ltd.	Unused lines of credit for credit card	17	21
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card	25	24
Big Dipper Co., Ltd.	Unused lines of credit for credit card	27	31
Gomi corporation Inc.	Unused lines of credit for credit card	16	45
COSES GT Co., Ltd.	Unused lines of credit for credit card	24	29
Spark Biopharma Inc.	Unused lines of credit for credit card	33	33
Mantisco Co., Ltd.	Unused lines of credit for credit card	15	17
IMBiologics Corp.	Unused lines of credit for credit card	18	18
SuperNGine Co., Ltd.	Unused lines of credit for credit card	14	37
IGGYMOB Co., Ltd.	Unused lines of credit for credit card	35	43
Pin Therapeutics Inc.	Unused lines of credit for credit card	37	39
Grinergy Co., Ltd.	Unused lines of credit for credit card	10	10
S&E Bio Co., Ltd.	Unused lines of credit for credit card	40	37
Wemade Connect Co., Ltd.	Unused lines of credit for credit card	148	156
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card	—	710

F-29
5

		December 31, 2022		December 31, 2023
		(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)
Contents First Inc.	Unused lines of credit for credit card		—		135
Bigwave Robotics Crop.	Unused lines of credit for credit card		—		69
KB-TS Technology Venture Private Equity Fund	Purchase of securities		110		110
KB SPROTT Renewable Private Equity Fund No.1	Purchase of securities		5,140		—
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		864		864
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		15,288		13,488
All Together Korea Fund No.2	Purchase of securities		990,000		990,000
KB-KTB Technology Venture Fund	Purchase of securities		11,200		5,600
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		70,200		46,884
KB Co-Investment Private Equity Fund No.1	Purchase of securities		15,732		13,524
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		42,863		37,323
U-KB Credit No.1 Private Equity	Purchase of securities		—		8,395
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		40,650		29,550
FineKB Private Equity Fund No.1	Purchase of securities		9,125		9,125
FineKB Private Equity Fund No.2	Purchase of securities		—		500
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		2,120
	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		17,832		14,490
Smart Korea KB Future9-Sejong Venture Fund	Purchase of securities		—		2,000
Shinhan-Eco Venture Fund 2nd	Purchase of securities		—		675

RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	4,094,487	USD	3,622,333
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	10,731	USD	10,027
KB-MDI Centauri Fund L.P.	Purchase of securities	USD	1,744,518		—
Hibiscus Fund L.P.	Purchase of securities	MYR	16,666,667		—
RMG-KB BP Management Ltd.	Purchase of securities	USD	699,733	USD	630,679
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	27,428,899	USD	24,722,014
Elev8-Capital Fund I	Purchase of securities		—	IDR	2,445,497,800
Ascent Global Fund III	Purchase of securities		—	USD	35,000,000
Key management personnel	Loan commitments in Korean won		2,354		2,666

*	Excluded from the Group’s related party as of December 31, 2023.

F-29
6

43.7 Details of compensation to key management personnel for the years ended December 31, 2021, 2022 and 2023, are as follows:

	2021
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	8,152	￦	966	￦	11,655	￦	20,773
Registered directors (non-executive)		1,061		—		—		1,061
Non-registered directors		12,820		466		14,424		27,710

	￦	22,033	￦	1,432	￦	26,079	￦	49,544

	2022
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	8,725	￦	863	￦	7,487	￦	17,075
Registered directors (non-executive)		1,058		—		—		1,058
Non-registered directors		16,756		484		12,432		29,672

	￦	26,539	￦	1,347	￦	19,919	￦	47,805

	2023
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
	(In millions of Korean won)
Registered directors (executive)	￦	7,874	￦	930	￦	8,654	￦	17,458
Registered directors (non-executive)		1,092		—		—		1,092
Non-registered directors		18,087		707		15,816		34,610

	￦	27,053	￦	1,637	￦	24,470	￦	53,160

43.8 Details of collateral provided by related parties as of December 31, 2022 and 2023, are as follows:

	Assets held as collateral	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Key management personnel	Time deposits and others	￦	457	￦	638
	Real estate		7,483		6,326
As of
December
31, 2023, Incheon Bridge Co., Ltd. a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ￦ 611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ￦ 384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guar
a
ntee a
m
ounting to ￦ 400,000 million as
collateral to the project financing group consisting of the Group and 5 other institutions.
44. Events after the reporting period
44.1 Retirement of treasury shares
The Group plans to acquire ￦ 320,000 million of its own shares and retire the treasury shares by August 7, 2024 pursuant to board resolutions dated February 7, 2024.

7

44.2 Equity-linked securities products tied to the performance of the Hang Seng China Enterprise Index (HSCEI)
Approximately ￦4.8

trillion of equity-linked securities products tied to the performance of the Hang Seng China Enterprise Index, sold by Kookmin Bank, a major subsidiary of the Group, is expected to mature in the first half of 2024, resulting in substantial losses for customers who purchased such products. On March 29, 2024, the board of directors of Kookmin Bank resolved to compensate those customers who incurred losses from the purchase of such products by engaging in private negotiations with each one of the customers employing procedures such as voluntary compensation adjustment council based on the Financial Supervisory Service’s dispute resolution guidelines. The compensation amount to be recognized as provisions in the first quarter of 2024 is
￦
861,544
million. However, the amount is subject to change upon finalization of compensation amount.
45. Approval of Issuance of the Consolidated Financial Statements
The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2023, was certified by management on April 26, 2024.
46. Parent Company Information
The following tables present the Parent Company Only financial information:
Condensed Statements of Financial Position

	December 31, 2022		December 31, 2023
	(In millions of Korean won)
Assets
Cash and due from financial institutions	￦	351,056	￦	256,337
Financial assets at fair value through profit or loss		1,522,314		1,376,423
Loans at amortized cost		522,326		608,286
Investments in subsidiaries *
Banking subsidiaries		14,821,721		14,821,721
Nonbanking subsidiaries.		11,919,717		11,896,096
Other assets		1,316,693		570,035

Total assets	￦	30,453,827	￦	29,528,898

Liabilities and shareholders’ equity
Debentures	￦	4,956,949	￦	3,871,820
Other liabilities		1,265,062		615,003
Shareholders’ equity		24,231,816		25,042,075

Total liabilities and shareholders’ equity	￦	30,453,827	￦	29,528,898

*	Investments in subsidiaries were accounted at cost method in accordance with IAS No.27.

Condensed Statements of Comprehensive Inco
m
e

	2021		2022		2023
	(In millions of Korean won)
Income
Dividends from subsidiaries	￦	1,617,949	￦	1,871,223	￦	2,192,380
Interest from subsidiaries		7,897		17,310		31,257
Other income		30,953		52,777		120,699

Total income		1,656,799		1,941,310		2,344,336

Expense
Interest expense		120,469		112,353		99,980
Non-interest expense		99,745		159,708		107,355

Total expense		220,214		272,061		207,335

Profit before income tax expense		1,436,585		1,669,249		2,137,001

Income tax benefit		2,281		15,263		(15,757)

Profit for the year		1,438,866		1,684,512		2,121,244

Other comprehensive gain(loss) for the year, net of tax		(298)		2,483		(962)

Total comprehensive income for the year	￦	1,438,568	￦	1,686,995	￦	2,120,282

Condensed Statements of Cash Flows

	2021		2022		2023
	(In millions of Korean won)
Operating activities
Net income	￦	1,438,866	￦	1,684,512	￦	2,121,244
Reconciliation of net income to net cash provided by operating activities:
Other operating activities, net		(92,785)		7,807		(66,265)

Net cash inflow from operating activities		1,346,081		1,692,319		2,054,979

Investing activities
Net payments from (to) subsidiaries		(219,268)		—		27,539
Other investing activities, net		(39,477)		(1,409,500)		103,294

Net cash outflow from investing activities		(258,745)		(1,409,500)		130,833

Financing activities
Net increase (decrease) in borrowings		(100,000)		—		100,000
Increases in debentures		389,405		498,898		—
Repayments of debentures and lease liabilities		(970,535)		(1,100,584)		(1,090,617)
Issuance of hybrid securities		1,142,203		1,596,000		598,537
Cash dividends paid		(1,053,417)		(1,564,153)		(1,336,815)
Acquisition of treasury shares		—		—		(571,745)
Other financing activities		—		—		109

Net cash inflow (outflow) from financing activities		(592,344)		(569,839)		(2,300,531)

Net increase (decrease) in cash and cash equivalents		494,992		(287,020)		(114,719)
Cash and cash equivalents as of January 1		23,081		518,073		231,053

Cash and cash equivalents as of December 31	￦	518,073	￦	231,053	￦	116,334

F-299