Form 20-F
period 2024-12-31
KB Financial Group Inc.
filed 2025-04-25
CIK 1445930

As filed with the Securities and Exchange Commission on April 25, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
+82-2-2073-2842
Facsimile No.:
+82-2-2073-2848
(Name, telephone,
e-mail
and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares , each representing one share of Common Stock	KB	New York Stock Exchange
Common Stock, par value ￦5,000 per share	KB	New York Stock Exchange*
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the
p
eriod co
v
ered by the annual report.
373,600,719 shares of Common Stock, par value
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 included in this annual report. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2022, 2023 and 2024 has been prepared in accordance with IFRS as issued by the IASB, which is not comparable to information prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

IFRS 17 Insurance Contracts, or IFRS 17, became effective for annual periods beginning on or after January 1, 2023 and replaced IFRS 4 Insurance Contracts, or IFRS 4. We have applied IFRS 17 in our consolidated financial statements as of and for the years ended December 31, 2022, 2023 and 2024 included elsewhere in this annual report. However, business figures and other financial information as of and for the year ended December 31, 2021 in this annual report have not been restated to retroactively apply IFRS 17, and as such, may not be directly comparable to corresponding figures and information as of and for the years ended December 31, 2022, 2023 and 2024, which reflect the application of IFRS 17, where applicable. See “Item 3.D. Risk Factors—Risks relating to our insurance operations—Changes in accounting standards for insurance contracts and their implementation could adversely impact our reported results of operations and financial condition and their comparability with those from prior periods.” Furthermore, certain figures as of and for the years ended December 31, 2022 and 2023 have been retroactively adjusted to reflect, among others, changes in our accounting policies relating to the application of IFRS 17, a detailed description of which can be found in Note 2.1.3 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2024, which was ￦1,477.9 = US$1.00.

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

For most of the recent past, consumer debt has increased significantly in Korea. Although our portfolio of retail loans, including mortgage and home equity loans, decreased from ￦191,641 billion as of December 31, 2021 (under IFRS 4) to ￦186,939 billion (under IFRS 4) or ￦183,092 billion (under IFRS 17) as of December 31, 2022, it increased to ￦184,016 billion as of December 31, 2023 (under IFRS 17) and ￦193,803 billion as of December 31, 2024 (under IFRS 17). As of December 31, 2024, our domestic retail loans represented 40.6% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, decreased from ￦71,223 billion as of December 31, 2021 to ￦57,673 billion as of December 31, 2024; as a percentage of total outstanding retail loans, such balance decreased from 37.2% as of December 31, 2021 to 29.8% as of December 31, 2024. Our retail lending business, which generally offers higher margins than other lending activities, has contributed significantly to our interest income and profitability in recent years.

The growth of our retail loan portfolio in most of the recent past, together with fluctuating economic conditions in Korea and globally in recent years, especially in light of the high levels of consumer debt and interest rates, has led to increases in delinquency levels and a deterioration in asset quality. The amount of our non-performing retail loans (defined as those loans that are past due by 90 days or more) was ￦259 billion as of December 31, 2021 (under IFRS 4), ￦311 billion (under IFRS 4) or ￦308 billion (under IFRS 17) as of December 31, 2022, ￦451 billion as of December 31, 2023 (under IFRS 17) and ￦506 billion (under IFRS 17) as of December 31, 2024. Higher delinquencies in our retail loan portfolio in the future will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

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

In addition, we are exposed to changes in regulations and policies on retail lending by the Korean government, which may adopt measures to restrict retail lending or encourage financial institutions to provide financial support to certain types of retail borrowers. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. The Korean government subsequently relaxed some of these measures by introducing a number of policy measures that seek to sustain housing prices and activity levels in the Korean real estate market, in light of an overall decrease in housing prices over the course of 2022. However, in recent years, the Korean government began tightening regulations again in response to the continued rise in the level of consumer debt. Housing prices in Korea fluctuated throughout 2024, with prices increasing in certain areas while decreasing in others. A decrease in housing prices, together with the high level of consumer debt and higher interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to an increase in the delinquency level of our retail loan portfolio.

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

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) was 1.01% as of December 31, 2022, which increased to 1.08% as of December 31, 2023 and 1.36% as of December 31, 2024. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. As of December 31, 2024, these restructured loans outstanding amounted to ￦169 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 2.1% of our credit card receivables (including credit card loans) as of December 31, 2024, which increased from 2.0% as of December 31, 2023. Many credit card companies in Korea, including our subsidiary KB Kookmin Card, have reported a sharp increase in credit card balances and delinquency ratios in recent years, as a response to which KB Kookmin Card developed a contingency plan involving the implementation of different plans of action for each risk level corresponding to the rate of increase in its delinquency ratio. In addition, in June 2023, KB Kookmin Card acquired KB Credit Information from us in order to strengthen its loan collection capabilities. Despite such efforts, delinquencies may further increase in 2025 and in the future as a result of, among other things, adverse economic conditions in Korea, increases in interest rates, increasing inflation rates, additional government regulations or the inability of Korean consumers to manage increased household debt.

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

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). Our loans to small- and medium-sized enterprises increased from ￦138,627 billion as of December 31, 2021 to ￦161,239 billion as of December 31, 2024. During that period, non-performing loans (defined as those loans that are past due by 90 days or more) to small- and medium-sized enterprises increased from ￦102 billion as of December 31, 2021 to ￦123 billion as of December 31, 2022, ￦201 billion as of December 31, 2023 and ￦480 billion as of December 31, 2024. The non-performing loan ratio for such loans increased from 0.07% as of December 31, 2021 to 0.08% as of December 31, 2022, 0.13% as of December 31, 2023 and 0.30% as of December 31, 2024. Our non-performing loans and non-performing loan ratio may further increase in 2025. According to data compiled by the Korea Federation of Banks, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 0.6% as of December 31, 2024. The delinquency ratio for Won-currency loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans increased from 0.11% as of December 31, 2021 to 0.41% as of December 31, 2024. Our delinquency ratio for such Won currency loans may further increase in 2025.

The Korean government has historically introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, the Korean government implemented various emergency aid initiatives involving Korean banks, including Kookmin Bank, to provide liquidity assistance to small- and medium-sized borrowers adversely affected by the COVID-19 pandemic. Such initiatives included the provision of new loans to borrowers with low credit ratings, extension of maturity dates for existing loans and suspension of interest payment obligations for an extended period of time. More recently, in December 2023, the Korean government announced a financial support program where participating Korean banks, including Kookmin Bank, would provide an aggregate amount of approximately ￦2 trillion in liquidity support to small business owners, in response to mounting pressure from the public and regulators to share profits from higher interest rates. Most recently, in December 2024, the Korea Federation of Banks, in line with similar initiatives of the Korean government, announced that 20 participating banks, including Kookmin Bank, would collectively provide approximately ￦600 billion to ￦700 billion annually in various forms of financial support to small business owners over the next three years to help them overcome the prevailing adverse economic conditions in Korea. See “—Risks relating to our financial holding company structure and strategy—We may suffer customer attrition or our net interest margin may decrease as a result of government regulations or our competition strategy.”

The overall prospects for the Korean economy in 2025 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise lend to, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

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

As of December 31, 2024, we had loans outstanding to real estate project financing, construction (most of which are small- and medium-sized enterprises), shipbuilding and shipping companies in the amount of ￦9,305 billion, ￦5,825 billion, ￦377 billion and ￦145 billion, or 1.95%, 1.22%, 0.08% and 0.03% of our total loans, respectively.

We also have other exposures to Korean real estate project financing, construction, shipbuilding and shipping companies, including in the form of guarantees extended on behalf of such companies and debt and equity securities of such companies held by us. In the case of real estate project financing, such exposures include purchase guarantees, where we subscribe for securities issued by entities in need of project financing to the extent such securities constitute remaining portions that have not been sold to other investors, as well as payment guarantees, where we guarantee the payments of principal and interest on securities issued by such entities, which expose us to credit risk as well as liquidity risk. In the case of construction companies, such exposures include guarantees provided to us by general contractors with respect to financing extended by us for residential and commercial real estate development projects. In the case of shipbuilding companies, such exposures include refund guarantees extended by us on behalf of shipbuilding companies to cover their obligation to return a portion of the ship order contract amount to customers in the event of performance delays or defaults under shipbuilding contracts.

The construction industry in Korea has undergone significant fluctuations in recent years. After undergoing a period of prosperity from 2015 to 2018, the construction industry experienced stagnation from 2019 to 2020, caused mainly by the uncertainty resulting from the Korean government’s strengthening of mortgage and other lending regulations to control the rising real property prices, as well as temporary suspensions in construction projects due to the COVID-19 pandemic. After a brief period of recovery, the construction industry has experienced a rapid downturn starting in the second half of 2022, caused by a rise in interest rates and the resulting decline in demand for residential property throughout Korea, adverse changes in the price and availability of construction materials due to disruptions in global supply chains caused by, among others, the Russia-Ukraine war and financing difficulties faced by construction companies as investors became reluctant to invest in real estate. Such downturn in the construction industry, which continued throughout 2024, has also resulted in a similar downturn for the real estate project financing industry. The high levels of interest rates that prevailed in Korea until the end of 2024 resulted in increases in both the number of insolvent real estate projects and delinquency rates for project financing loans, including short-term bridge loans. The prospects for these industries remain uncertain, among others, due to the expected decline in the number of new construction projects compared to completed ones and the continued downturn of the local housing market. The shipbuilding industry in Korea has also fluctuated significantly in recent years, with a long period of severe downturn followed by rapid growth since 2022, which has continued through 2024, resulting from an increase in demand for large container ships and high-priced environmentally friendly ships, including liquefied natural gas carriers. The prospects for this industry remain uncertain, however, given a rise in shipbuilding costs and resulting prices, as well as increased competition from shipbuilding companies in China and escalations in trade protectionism. Shipping companies in Korea have also experienced significant fluctuations in recent years. The shipping industry experienced a severe downturn in 2020 resulting from the COVID-19 pandemic and the ensuing global lockdown. Following a brief period of recovery as consumer spending and global trade returned to pre-pandemic levels, it has again experienced a downturn since 2022 arising from, among others, a deteriorating global economy, escalations in trade protectionism, an increase in global military conflicts, decreases in shipping volume and freight rates and the strengthening of international shipping regulations.

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

Furthermore, our success under a financial holding company structure depends on our ability to operate a capital-efficient business portfolio and realize the anticipated synergies, growth opportunities and cost savings from coordinating the businesses of our various subsidiaries. Although we generally operate as a financial holding company, our subsidiaries will generally continue to operate as independent entities with separate management and staff and our ability to direct our subsidiaries’ day-to-day operations may be limited. Some of our major acquisitions include the following:

•

KB Capital became our wholly-owned subsidiary through our acquisition in March 2014 of 52% of the outstanding shares of KB Capital Co., Ltd. (formerly named Woori Financial Co., Ltd.), a publicly listed Korean specialized credit finance company, from Woori Finance Holdings Co., Ltd. for ￦280 billion, followed by a tender offer in May 2017 and a comprehensive stock swap effected in July 2017.

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

We have pursued a strategy of enhancing our margins by maximizing our net interest spreads, which represent the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities. We may need to adjust such strategy, however, if there are any changes in the competitive landscape or government regulations, in order to comply with such government regulations or pursue a more effective competition strategy in order to minimize customer attrition.

For example, the successive increases in interest rates in Korea from August 2021 to the first quarter of 2023 led to a significant increase in the net interest spreads reported by many Korean banks, including Kookmin Bank, as the rise in interest rates for loans have generally outpaced the rise in interest rates for deposit products. Although the Bank of Korea began lowering its policy rate in October 2024, the net interest spreads of Korean banks remain relatively high. See “—Significant changes in interest rates could adversely affect our business, financial condition and results of operations.” As such increase in net interest spreads and the high levels of profits realized by Korean banks became a point of public issue, the Korean government and the Financial Services Commission have pursued various measures to increase competition among financial institutions in Korea. Such measures could force us to compete to a greater extent based on interest rates, which could lead to a decrease in our net interest margins. In addition, if other banks and financial institutions adopt a strategy of expanding market share through interest rate competition, we may suffer customer attrition due to rate sensitivity. See “—Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.”

Although it is not possible to predict what, if any, new regulations will ultimately be imposed on us and the financial industry, such regulations could reduce our profit margins, limit our operational flexibility and increase competition, which, in turn, could have a materially adverse effect on our results of operations and financial condition.

Risks relating to competition

Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.

Competition in the Korean financial industry has been and is likely to remain intense. Some of the financial institutions that we compete with have longer operating histories as financial holding companies, greater financial resources or more specialized capabilities than us and our subsidiaries. In the retail and small- and medium-sized enterprise lending business, which has been our traditional core business, competition is expected to continue to increase. Although most Korean banks had generally been increasing their exposures to large corporate borrowers, they have recently begun to increasingly focus on retail customers and small- and medium-sized enterprises again. In addition, the profitability of our retail lending and credit card operations may decline as a result of growing market saturation in the retail lending and credit card segments, increased interest rate competition, pressure to lower the fee rates applicable to our credit cards (particularly merchant fee rates) and higher marketing expenses. Intense and increasing competition has made and continues to make it more difficult for us to secure retail, credit card and small- and medium-sized customers with the credit quality and on credit terms necessary to achieve our business objectives in a commercially acceptable manner.

Furthermore, companies in the banking and financial industries have increasingly adopted new technologies, including artificial intelligence and data science, to provide innovative services to their customers and differentiate themselves from competitors. Our failure to adopt such technologies in a timely and competitive manner could negatively impact our market share and profitability. For example, the introduction of Internet-only banks in Korea has led to an increase in competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which Kookmin Bank held a 4.9% equity interest as of December 31, 2024, commenced operations in July 2017, while Toss Bank, another Internet-only bank, commenced operations in October 2021. In March 2025, four consortiums, including those involving major nationwide commercial banks and other financial service providers, applied for an Internet-only banking license to become the fourth Internet-only bank in Korea. In recent years, the Financial Services Commission announced various measures designed to encourage competition within the banking industry, including its intention to issue more banking licenses (including those for Internet-only banks) and actively permitting the conversion of existing regional or savings banks into nationwide commercial banks. For example, in May 2024, the Financial Services Commission approved DGB Daegu Bank’s application to convert from a regional bank into a nationwide commercial bank. DGB Daegu Bank subsequently became Korea’s seventh commercial bank and rebranded itself as iM Bank in June 2024.

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

In addition, we believe that various structural changes to the Korean financial investment industry in recent years will lead to increased competition among financial institutions in Korea. For example, an increase in foreign investments made by Korean investors and the emergence of alternative trading systems in recent years have been reshaping the Korean financial investment market, as well as the competitive strategies of financial institutions. An increase in the overall trading volumes of these investments in recent years has prompted certain securities firms to offer very low commission rates on foreign investments to capitalize on such increase, thereby further intensifying competition. In March 2025, Nextrade emerged as the first alternative to the Korea Exchange, which we expect will further alter the competitive landscape for financial institutions in Korea.

Moreover, a number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014, which established a new financial holding company, Woori Financial Group Inc., in January 2019. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in Tong Yang Life Insurance Co., Ltd. and Allianz Life

Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. Meanwhile, Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020, and subsequently merged with and into Shinhan Life Insurance Co., Ltd. in July 2021. In 2022, Shinhan Financial Group also acquired BNP Paribas Cardif General Insurance, which was subsequently renamed Shinhan EZ General Insurance. In 2024, Woori Financial Group agreed to acquire 75.3% of the shares of Tong Yang Life Insurance Co., Ltd. and 100.0% of the shares of ABL Life Insurance Co., Ltd., which acquisitions remain subject to approval from the regulatory authorities. In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd., one of the largest securities companies in Korea in terms of capital. In 2024, Woori Financial Group acquired Korea Foss Securities Co., Ltd. by merging it with its then wholly-owned subsidiary Woori Investment Bank Co., Ltd., with Korea Foss Securities Co., Ltd. remaining as the surviving entity, which was subsequently renamed Woori Investment Securities Co., Ltd.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities and guarantees and acceptances) as of December 31, 2024, 11 were to companies that were members of the 36 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to 36 of such largest highly-indebted business groups among chaebols was ￦47,477 billion, or 6.7% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition.

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

As of December 31, 2024, our loans and guarantees to large corporate borrowers that were in workout, restructuring or rehabilitation amounted to ￦112 billion, or 0.02% of our total loans and guarantees, most of which was classified as impaired. As of the same date, our allowances for credit losses on these loans and guarantees amounted to ￦56 billion, or 50.0% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2024 with respect to such securities of large corporate borrowers in workout, restructuring or rehabilitation amounted to approximately ￦11 billion, or less than 0.01% of our total debt securities and equity securities, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout or restructuring, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

In particular, as of December 31, 2024, we had ￦26 billion of outstanding exposures to Taeyoung Engineering & Construction Co., or Taeyoung E&C, which had commenced workout procedures in January 2024. Pursuant to the workout procedures, the creditors of Taeyoung E&C, including us, agreed to temporarily defer all of Taeyoung E&C’s payment obligations. Subsequently, the Korea Development Bank, as the lead creditor, worked together with external consultants to evaluate Taeyoung E&C’s ability to maintain its business and repay its loans. In April 2024, the Korea Development Bank proposed a corporate improvement plan to restructure Taeyoung E&C based on such evaluation, which would involve debt-to-equity swaps and capital reductions, among others, and the creditors approved such corporate improvement plan, following which the Korea Development Bank entered into an agreement with Taeyoung E&C to implement such plan.

Furthermore, Homeplus Co., Ltd., or Homeplus, one of the country’s largest supermarket chains, commenced rehabilitation proceedings in March 2025 in order to address its financial challenges, and our outstanding direct exposures to Homeplus as of such date amounted to ￦55 billion.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2024, our loans and guarantees to our 20 largest borrowers totaled ￦16,859 billion and accounted for 3.4% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to the Korea Securities Finance Corporation, to which we had outstanding debt securities of ￦4,509 billion and an additional exposure of ￦80 billion in the form of equity securities. Any deterioration in the financial condition of the Korea Securities Finance Corporation or our other large corporate borrowers may require us to record substantial additional provisions and charge-offs and may have a material adverse impact on our results of operations and financial condition.

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

Pursuant to the solvency requirements implemented by the Financial Services Commission, insurance companies in Korea are required to maintain a statutory ratio of available capital to required capital of not less than 100% on a consolidated basis. Furthermore, the Financial Supervisory Service had previously recommended that insurance companies maintain a risk-based capital adequacy ratio of not less than 150%, and its former administrative guidelines had required insurance companies failing to maintain such recommended 150% ratio to submit a capital increase plan. Although the Financial Supervisory Service has since withdrawn such administrative guidelines, we believe that a risk-based capital adequacy ratio of not less than 150% is still considered standard in the Korean insurance industry. Solvency requirements require insurance companies to hold adequate capital to cover their exposures to life/long-term non-life insurance risk, general non-life insurance risk, market risk, credit risk and operational risk by reflecting such risks in their calculation of required capital. Based on preliminary data, which are subject to change, KB Insurance and KB Life Insurance had solvency ratios of 186.19% and 265.33%, respectively, as of December 31, 2024.

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

We have applied IFRS 17 in our consolidated financial statements as of and for the years ended December 31, 2022, 2023 and 2024 included elsewhere in this annual report. However, business figures and other financial information as of and for the year ended December 31, 2021 in this annual report have not been restated to retroactively apply IFRS 17, and as such, may not be directly comparable to corresponding figures and information as of and for the years ended December 31, 2022, 2023 and 2024, which reflect the application of IFRS 17, where applicable. You must therefore exercise caution when making comparisons of any business or financial figures in this annual report and evaluating our financial condition, results of operations and results.

Other risks relating to our business

Any possible recurrence of COVID-19 or the outbreak of any other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.

The outbreak of any infectious diseases, such as COVID-19, could expose us to a number of risks, including but not limited to:

•

an increase in defaults on loan payments from our customers that are particularly affected by the disease, who may not be able to meet payment obligations, which may lead to an increase in delinquency ratios and a deterioration in asset quality (see “Item 4.B. Business Overview—Assets and Liabilities—Loan Portfolio—Loan Concentration by Industry”);

•	decreases in interest rates followed by increases in interest rates worldwide;

•	depreciation of the Won against major foreign currencies, which in turn may increase our cost in servicing our foreign currency denominated debt and result in foreign exchange losses;

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

The overall prospects for the Korean and global economy in 2025 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, including the COVID-19 pandemic;

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

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

•

a deterioration in economic and trade relations between the United States and its trading partners, including as a result of the imposition of significant tariffs by the United States on its trading partners, which has been followed by retaliatory tariffs in some cases;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•

escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East (including those resulting from the hostilities in the Middle East following the Israel-Hamas war);

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

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has depreciated significantly in recent years and has been subject to significant volatility as a result of the COVID-19 pandemic, the Russia-Ukraine war and the ensuing sanctions against Russia, the hostilities in the Middle East following the Israel-Hamas war, the difference in policy rates between the United States and Korea and, more recently, the political instability in Korea relating to the impeachment of former President Yoon in April 2025 following his declaration of martial law in December 2024, among others. A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there have been fluctuations in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, could adversely affect our results of operations and financial condition.

In early 2023, difficulties at several banks in the United States and Europe have caused uncertainty for financial services companies, in particular the banking sector, and fear of instability in the global financial system generally, including in Korea. Such difficulties were caused, among others, by rising levels of inflation rates and rapid increases in interest rates, which have led to declines in the values of previously issued government securities held by such banks. Although the relevant financial authorities have intervened directly and indirectly in notable cases, there is a risk that other financial institutions could face difficulties, including from contagion disconnected from market fundamentals or for other reasons, and it is unclear what steps regulators would take, if any, in the event of further bank difficulties or continuing (or increasing) market distress. Many financial institutions have experienced volatile stock prices and significant losses in their equity value, and there is concern that depositors have withdrawn, or could withdraw in the future, significant sums from their accounts at these institutions, often at a rapid pace through digital bank runs. Any negative perceptions resulting from such developments concerning the soundness of savings banks, Internet-only banks or the banking system generally in Korea could impact where customers choose to maintain deposits, which could lead certain banks in Korea to experience closure or other significant distress. In such event, the Korean government has in the past and may in the future require us, as one of the largest financial holding companies in Korea, to intervene, which could strain our resources, divert our management’s attention and have an adverse impact on our results of operations and financial condition.

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

We also seek to identify and manage our exposure to operational risk, which we define broadly to include all financial and non-financial risks, other than credit risk, market risk, interest rate risk and liquidity risk, that may arise from our operations that could negatively impact our capital, including the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events as defined under Basel III. In addition to our internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our operations, as well as special audits and investigations as the need arises on particular aspects of our operations, such as risk management, internal control, credit monitoring and liquidity. Pursuant to certain amendments made to the Act on the Corporate Governance of Financial Companies aimed at strengthening the internal control systems of financial companies in Korea, which became effective in July 2024, we established an internal control committee under our board of directors in March 2025. This new committee will be responsible for establishing and amending our strategies and standards relating to internal control and overseeing their proper implementation, among others. In the ordinary course of its audits or investigations, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We have in the past received, and may in the future receive, such notices, and we have taken and will continue to take appropriate actions in response to such notices. While we intend to fully cooperate with the Financial Supervisory Service in its audits and investigations and take any remedial measures as necessary, no assurance can be given that these remedial measures would be sufficient to prevent similar or more adverse operational risks from materializing.

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

A substantial portion of our loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 60% to 70% of the appraised value of collateral (except in certain regulated areas designated by the Korean government where we generally limit our lending to between 30% and 50% of the appraised value of collateral and in the case of first-time home buyers where we generally limit our lending to 80% of the appraised value of collateral) and to periodically re-appraise our collateral, a downturn in the real estate market in Korea may result in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any future declines in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

As of December 31, 2024, we held debt securities issued by Korean companies and financial institutions (other than those issued by the Bank of Korea, the Korea Development Bank, Korea Housing Finance Corporation, Industrial Bank of Korea and Korea Electric Power Corporation, which are government-owned or -controlled enterprises or financial institutions) with a total carrying amount of ￦56,301 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our statements of financial position is determined by references to suggested prices posted by Korean rating agencies or the Korea Financial Investment Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full book value at the time of any such sale of these securities and thus may incur losses.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2024, we had ￦116 billion of special reserves in respect of trust accounts for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2022, 2023 and 2024. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

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

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2024, approximately 94.6% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2024, both we and Kookmin Bank, our banking subsidiary, were required to maintain a total minimum common equity

Tier I capital adequacy ratio of 9.0%, Tier I capital adequacy ratio of 10.5% and combined Tier I and Tier II capital adequacy ratio of 12.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2024, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.53%, 15.17% and 16.43%, respectively, and Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 14.50%, 14.95% and 17.31%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and is set at 1.0% as of the date of this annual report. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2024 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2024. In July 2024, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2025, which again subjects us to an additional capital requirement of 1.0% in 2025. In addition, the Financial Services Commission indicated that it may introduce a stress buffer capital requirement of up to 2.5% sometime in 2025. All such requirements are in addition to the pre-existing requirement for minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets set forth above. The implementation of Basel III in Korea may have a significant effect on the capital requirements of Korean financial institutions, including us. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

Significant changes in interest rates could adversely affect our business, financial condition and results of operations.

Interest rates in Korea have been subject to significant fluctuations in recent years. After the Bank of Korea reduced its policy rate to 1.50% in June 2015 and again to 1.25% in June 2016 amid deflationary concerns and interest rate cuts by central banks around the world, it increased its policy rate to 1.50% in November 2017 and 1.75% in November 2018 in light of improved growth prospects in Korea and rising interest rate levels globally. However, the Bank of Korea again lowered its policy rate to 1.50% in July 2019 and to 1.25% in October 2019 in order to address the sluggishness of the global and domestic economy. Subsequently, the Bank of Korea further lowered its policy rate to 0.75% in March 2020 and to 0.50% in May 2020 in response to deteriorating economic conditions resulting from the COVID-19 pandemic. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, the Bank of Korea gradually raised its policy rate to pre-pandemic levels of 1.25% from August 2021 through January 2022. Furthermore, in response to rising levels of household debt and inflation in Korea as well as globally, the Bank of Korea continued to raise its policy rate to 3.50% from April 2022 through January 2023. More recently, the Bank of Korea lowered its policy rate to 3.25% in October 2024, 3.00% in November 2024 and 2.75% in February 2025 in response to weak economic conditions in Korea. All else being equal, increases in interest rates in the future could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among retail borrowers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

On the other hand, while a sustained decrease in interest rates may lead to an increase in loan demand among our customers and a reduction in our funding costs as well as an appreciation of the value of our debt securities, it would also lead to decreases in the interest rates we charge on our loan products. If the effects of a decrease in the interest rates we charge on our loan products outweigh the combined effects of increases in loan demand and the value of our debt securities and a decrease in funding costs, our business, financial condition and results of operations would be adversely affected.

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Korean government has repeatedly condemned the provocations and flagrant violations of relevant United Nations Security Council resolutions. In February 2016, the government also closed the inter-Korea Gaesong Industrial Complex in response to North Korea’s fourth nuclear test in January 2016. Internationally, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, most recently in December 2017 in response to North Korea’s intercontinental ballistic missile test in November 2017. Over the years, the United States and the European Union have also expanded their sanctions applicable to North Korea.

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

In addition, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, mainly due to the COVID-19 pandemic, the Russia-Ukraine war and the ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe and the hostilities in the Middle East following the Israel-Hamas war as well as significant fluctuations in policy interest rates globally, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.”

The value of the Won relative to major foreign currencies, in particular the U.S. dollar, has depreciated significantly and, as a result of uncertain global and Korean economic, social and political conditions, there recently has been significant volatility in the stock prices of Korean companies. Future declines in the Korea Composite Stock Price Index, or the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy, including as a result of higher levels of market interest rates;

•

political uncertainty or increasing strife among or within political parties in Korea and the ensuing societal unrest, including as a result of political uncertainty following the removal of President Yoon from office on April 4, 2025 by the Constitutional Court of Korea, which upheld the National Assembly’s vote to impeach him following his declaration of martial law in December 2024 (which declaration had been swiftly rescinded), as a result of which a special presidential election to elect his successor must be held by June 3, 2025;

•

the imposition of significant tariffs on Korea’s exports by any of its major export markets, such as the imposition of a 25% tariff on Korea’s exports to the United States announced in April 2025, which has since been paused for a period of 90 days;

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

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

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

•

a substantial decrease in tax revenues or a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, which would likely lead to a national budget deficit as well as an increase in the Korean government’s debt;

•

financial problems or lack of progress in the restructuring of chaebols, other large troubled companies (including those in the construction, shipbuilding, shipping and real estate project financing sectors) and their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	a continued decrease in the population and birthrates in Korea;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from the hostilities in the Middle East following the Israel-Hamas war) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	increased reliance on exports to service foreign currency borrowings, which could cause friction with Korea’s trading partners;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Labor unrest in Korea may adversely affect our operations.

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate decreased from 2.9% in 2022 to 2.7% in 2023 but increased to 2.8% in 2024. Increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

We have no current plans for any public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In addition, our major stockholder, the Korean National Pension Service, held approximately 8.41% of our total issued common stock (or 8.86% of our total outstanding common stock) as of December 31, 2024, which it may sell at any time.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than other securities markets, such as those in the United States and other countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 2,522.3 on April 24, 2025. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Establishment of KB Financial Group

We were established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Article 360-15 of the Korean Commercial Code, whereby holders of the common stock of Kookmin Bank and certain of its subsidiaries transferred all of their shares to us, a new financial holding company, and in return received shares of our common stock. In the stock transfer, each holder of one share of Kookmin Bank common stock received one share of our common stock, par value ￦5,000 per share. Holders of Kookmin Bank ADSs and global depositary shares, each of which represented one share of Kookmin Bank common stock, received one of our ADSs for every ADS or global depositary share they owned. In addition, holders of the common stock of certain of Kookmin Bank’s subsidiaries transferred all of their shares to us and, as consideration for such transferred shares, received shares of our common stock in accordance with the specified stock transfer ratio applicable to each such subsidiary. Following the completion of the stock transfer, Kookmin Bank and these subsidiaries — KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. — became our wholly-owned subsidiaries.

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

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, one of the leading commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, non-life and life insurance, capital markets activities and international banking and finance. As of December 31, 2024, we had consolidated total assets of ￦758 trillion, consolidated total deposits of ￦436 trillion and consolidated total equity of ￦60 trillion.

As part of our commercial banking activities, we provide credit and related financial services to individuals, small- and medium-sized enterprises and large corporate customers. We also provide a full range of deposit products and related services to both individuals and enterprises of all sizes. We provide these services predominantly through Kookmin Bank.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 800 branches as of December 31, 2024, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is supplemented by our advanced digital platforms, including KB Star Banking. As of December 31, 2024, we had a customer base of approximately 38.0 million retail customers, which represented over one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2024, retail loans and credit card loans and receivables accounted for 45.5% of our total loan portfolio:

	As of December 31,
	2023			2024
	(in billions of Won, except percentages)
Retail
Mortgage and home equity(1)	￦	125,338	27.8%	￦	136,130	28.5%
Other consumer(2)		58,678	13.0		57,673	12.1

Total retail		184,016	40.8		193,803	40.6

Credit card		22,311	5.0		23,443	4.9
Corporate		209,918	46.6		223,603	46.8
Foreign		34,023	7.6		36,856	7.7

Total loans	￦	450,268	100.0%	￦	477,705	100.0%

(1)	Includes ￦4,231 billion and ￦5,170 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2023 and 2024, respectively.
(2)	Includes ￦10,254 billion and ￦11,210 billion of overdraft loans as of December 31, 2023 and 2024, respectively.

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

Strategy

Our strategic focus is to become a world-class financial group that achieves sustainable growth amidst a rapidly evolving financial landscape and an increasingly digitalized environment. We plan to continue to solidify our market position as Korea’s leading financial group, enhance our ability to provide comprehensive financial services to our retail and corporate customers and strengthen our overseas operating platform and network. In addition, we continually strive to achieve our goal of creating “a happier life and a better world” through a customer-centric management philosophy. We believe our strong market position in the commercial banking area in Korea is an important competitive advantage, which will enable us to compete more effectively based on convenient delivery, product breadth and differentiation, and service quality while focusing on our profitability.

The key elements of our strategy are as follows:

Providing comprehensive financial services and maximizing synergies among our subsidiaries through our financial holding company structure

We believe the Korean financial services market has been undergoing and will continue to undergo significant change, resulting from, among other things, fluctuations in the Korean and global economy and the evolving social landscape in Korea, including the acceleration of population aging in Korea, the prevalence of smartphone usage and developments in digital technologies. In the context of such changes, we plan to become a comprehensive financial services provider capable of offering a full range of products and services to our large existing base of retail and corporate customers, as well as a global firm that can effectively compete with leading international financial institutions.

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

Identifying, targeting and marketing to attractive customer segments and providing superior customer value and service to such segments

In recent years, rather than focusing on developing products and services to satisfy the overall needs of the general population, we have increasingly targeted specific market segments in Korea that we expect to generate superior growth and profitability. For example, we have made it a priority to focus on wealth management solutions for high net worth and ultra-high net worth individuals, who seek more personalized and sophisticated financial services to manage and grow their assets. We will continue to implement a targeted marketing approach that seeks to identify the most attractive customer segments and to develop strategies to build market share in those segments.

In particular, we intend to increase our “wallet share” of existing high net worth customers by using our advanced customer relationship management technology to better identify and meet the needs of our most creditworthy customers, on whom we intend to concentrate our marketing efforts. For example, as part of this strategy, we operate a “priority customer” program called KB Star Club through seven of our subsidiaries, Kookmin Bank, KB Securities, KB Insurance, KB Kookmin Card, KB Life Insurance, KB Capital and KB Savings Bank. We select and classify KB Star Club customers based on their transaction history with the seven entities and provide such customers with preferential treatment in various areas, including interest rates and transaction fees, depending upon how they are classified. We also provide private banking services, including wealth management services through our exclusive brand “Gold & Wise,” to increase our share of the high net worth customer market and in turn increase our profitability and strengthen our position in retail banking.

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

One of our key customer-related strategies continues to be creating greater value and better service for our customers. We intend to continue improving our customer service, including through:

•

Improved customer relationship management technology. Management has devoted substantial resources toward development of our customer relationship management system, which is designed to provide our employees with the information needed to continually improve the level of service and incentives offered to our preferred customers. Our integrated customer relationship system allows for better customer management and streamlines our customer reward system. We have also developed state-of-the-art call centers, smartphone applications and online Internet capabilities to provide shorter response times to customers seeking information or to execute transactions. Furthermore, we are focused on improving our customer channels to offer the same quality of service for both our in-branch and non-face-to-face interactions, including online platforms and mobile banking. Our goals are to continually focus on improving customer service to satisfy our customers’ needs through continuing efforts to deliver new and improved services and to upgrade our customer relationship management system to provide the best possible service to our customers in the future.

•

Enhanced distribution channels. We also believe we can improve customer retention and usage rates by increasing the range of products and services we offer and by developing a differentiated, multi-channel distribution network, including branches, digital platforms and call centers. We are committed to leveraging advanced technology, including artificial intelligence technology, across such channels to offer more efficient and personalized services, ensuring that we meet the evolving expectations of our customers. We believe that our leading market position in the commercial banking area in Korea gives us a competitive advantage in developing and enhancing our distribution capabilities.

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total retail lending represented by the categories of our retail loans as of the dates indicated:

	As of December 31,
	2023			2024
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	￦	125,338	68.1%	￦	136,130	70.2%
Other consumer loans(1)		58,678	31.9		57,673	29.8

Total	￦	184,016	100.0%	￦	193,803	100.0%

(1)	Excludes credit card loans, but includes overdraft loans.

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

For secured loans, including mortgage and home equity loans, our policy is to lend up to 100% of the adjusted collateral value (except in areas of high speculation designated by the government where we generally limit our lending to between 30% and 50% of the appraised value of collateral) minus the value of any lien or other security interests that are prior to our security interest. In calculating the adjusted collateral value for real estate, we use the appraisal value of the collateral multiplied by a factor, generally between 60% to 80%. This factor varies depending upon the location and use of the real estate and is established in part by taking into account court-supervised auction prices for nearby properties.

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

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 50 years and the majority of our mortgage loans have long-term maturities, which may be renewed. Non-amortizing home equity loans have a maturity of one to five years and home equity loans subject to amortization of principal may have a maximum term of up to 50 years. As of December 31, 2024, we had ￦33,608 billion of amortizing home equity loans, representing 98.4% of our total home equity loans, and ￦556 billion of non-amortizing home equity loans, representing 1.6% of our total home equity loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2024, 49.2% of our mortgage loans were secured by residential property which is the subject of the loan, 25.9% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 24.9% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans is restricted to financing of home purchases and some of these loans are guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2024, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 48.1%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3.D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

The following table sets forth our unsecured and secured mortgage loans and home equity loans as of December 31, 2023 and 2024, based on their loan classification categories under IFRS and our internal credit ratings for loans (which are described in Note 4.2.4 of the notes to our consolidated financial statements):

	As of December 31, 2023
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
							(in billions of Won)
Mortgage:
Secured(1)	￦	84,065	￦	1,141	￦	127	￦	7	￦	13	￦	5,767	￦	220	￦	91,340
Unsecured		3,749		22		—		—		—		40		4		3,815
Home Equity:
Secured		27,912		280		82		7		1		1,812		89		30,183
Unsecured		—		—		—		—		—		—		—		—

Total	￦	115,726	￦	1,443	￦	209	￦	14	￦	14	￦	7,619	￦	313	￦	125,338

	As of December 31, 2024
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
							(in billions of Won)
Mortgage:
Secured(1)	￦	90,608	￦	1,023	￦	124	￦	5	￦	10	￦	6,538	￦	189	￦	98,497
Unsecured		3,390		14		—		—		—		59		6		3,469
Home Equity:
Secured		31,703		232		73		3		1		2,076		76		34,164
Unsecured		—		—		—		—		—		—		—		—

Total	￦	125,701	￦	1,269	￦	197	￦	8	￦	11	￦	8,673	￦	271	￦	136,130

(1)	Includes advance loans guaranteed by the Housing Finance Credit Guarantee Fund to borrowers for the down payment of new housing that is in the process of being built.

Our home equity loan portfolio includes loans that are in a second lien position. In addition to the underwriting procedures we perform when we issue home equity loans in general, we perform additional underwriting procedures with respect to home equity loans secured by a second lien to assess and confirm the value and status of any loans secured by security interests on the collateral which would be prior to our security interest under the second lien home equity loan. Under regulations implemented by the Financial Supervisory Service, our home equity loans are subject to maximum loan-to-value ratios (i.e., the ratio of the aggregate principal amount of loans, including first and second lien loans, secured by a particular item of collateral to the appraised value of such collateral) of between 30% and 70%. As such, for home equity loans, we do not lend more than an amount equal to the adjusted collateral value (i.e., the collateral value as discounted by the required loan-to-value ratio) minus the value of any loans secured by security interests on the collateral that are prior to our security interest. Accordingly, in order to ascertain the value of loans secured by security interests on the collateral which would be prior to our security interest and to confirm the status of such loans, we perform additional underwriting procedures including a review of the relevant title and security interest registration documents and bank documents and certificates regarding such loans. In addition, for purposes of calculating debt-to-income ratios applicable to loans secured by certain types of housing under regulations implemented by the Financial Supervisory Service (see “—Supervision and Regulation—Principal Regulations Applicable to Banks—Regulations Relating to Retail Household Loans”), which we apply on a nationwide basis for our home equity loans, we perform additional adjustments in our debt-to-income ratio calculations with respect to second lien home equity loans to account for the value of loans secured by security interests on the collateral that are prior to our security interest.

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

More specifically, upon learning of the occurrence of a default at the other lending institution, we deem the borrower’s ability to repay its loans to be precarious and re-classify its loans with us as “precautionary,” “substandard,” “doubtful” or an “estimated loss” according to the asset classification guidelines of the Financial Services Commission. Assuming that such loan is not delinquent, if the outstanding principal amount of the loan at the other lending institution is less than ￦15 million, we classify the loan as “precautionary” and closely monitor it to determine whether it may become problematic. If the outstanding principal amount of the loan at the other lending institution is ￦15 million or more and more than three months have passed since the default, we classify the loan with us as “doubtful.” If the borrower is registered as being in default by the Korea Credit Information Services, then we classify the loan as an “estimated loss.” However, among the mortgage loans that are classified as “doubtful” or an “estimated loss,” if there are any expected amounts to be recovered, we classify such amount as “substandard.”

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

As of December 31, 2024, the Market Opportunity Rate was 3.39% for a three-month period, 3.30% for a six-month period and 3.01% for a twelve-month period.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2024, approximately ￦34,719 billion, or 60.2% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of ten years. The amount of overdraft loans as of December 31, 2024 was approximately ￦11,210 billion.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2024, we had one of the largest numbers of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ￦240,513 billion and ￦245,846 billion as of December 31, 2023 and 2024, respectively, which constituted 59.2% and 56.4%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 35.0% of our total deposits as of December 31, 2024 and paid average interest of 0.50% for 2024.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the COFIX, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to three years, and the term for installment savings deposits ranges from six months to five years. Retail and corporate time deposits constituted 49.5% of our total deposits as of December 31, 2024 and paid average interest of 3.77% for 2024. Most installment savings deposits offer fixed interest rates.

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

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2024, we operated 24 main private banking centers through Kookmin Bank.

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

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank, but such limit was increased to ￦100 million through an amendment to the Depositor Protection Act of Korea in January 2025, and is expected to become effective by January 2026. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.”

Credit Cards

Credit cards are another of our core retail products. We issue most of our credit cards under the “KB Kookmin Card” brand. Our credit card business is operated by our subsidiary, KB Kookmin Card Co., Ltd.

The following table sets forth certain data relating to our credit card operations, on a non-consolidated basis, as of the dates and for the periods indicated:

	As of and for the Year Ended December 31,
	2022(1)		2023(1)		2024
	(in billions of Won, except percentages and numbers of holders and merchants)
Number of credit cardholders (at year end) (thousands)
General accounts		11,493		12,032		12,447
Corporate accounts		611		656		678

Total		12,104		12,688		13,125

Number of merchants (at year end) (thousands)		2,924		2,972		2,991
Active ratio (at year end)(2)		90.2%		90.2%		90.7%
Credit card fees
Merchant fees(3)	￦	1,344	￦	1,473	￦	1,526
Installment and cash advance fees		541		739		764
Annual membership fees		180		181		184
Other fees		1,094		1,202		1,272

Total	￦	3,159	￦	3,595	￦	3,746

Charge volume(4)
General purchase	￦	105,479	￦	105,092	￦	108,877
Installment purchase		22,174		22,377		23,264
Cash advance		9,424		10,330		9,927
Card loan(5)		7,178		6,853		6,918

Total	￦	144,255	￦	144,652	￦	148,986

Outstanding balance (at year end)
General purchase	￦	8,611	￦	8,785	￦	9,412
Installment purchase		6,514		5,677		6,049
Cash advance		1,237		1,258		1,198
Card loan(5)		6,249		6,661		6,850

Total	￦	22,612	￦	22,381	￦	23,509

Average outstanding balances
General purchase	￦	8,631	￦	9,156	￦	9,429
Installment purchase		6,126		5,814		5,897
Cash advance		1,155		1,289		1,225
Card loan(5)		6,146		6,503		6,803

Total	￦	22,058	￦	22,762	￦	23,355

Delinquency ratios (at year end)(6)
From 1 month to 3 months		0.62%		0.82%		0.89%
From 3 months to 6 months		0.36		0.23		0.39
Over 6 months		0.03		0.04		0.07

Total		1.01%		1.08%		1.36%

Non-performing loan ratio		0.40%		0.28%		0.49%
Write-offs (gross)	￦	444	￦	661	￦	691
Recoveries(7)		123		113		122

Net write-offs	￦	321	￦	548	￦	569

Gross write-off ratio(8)		2.04%		2.96%		3.01%
Net write-off ratio(9)		1.47%		2.45%		2.48%

(1)

Certain figures with respect to our credit card fees, outstanding balances and average outstanding balances as of and for the years ended December 31, 2022 and 2023 above have been restated to reflect certain changes in our accounting policies relating to the accumulation of points for our coupon-type card services.

(2)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year-end.
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

(6)

Represents ratio of credit card balances overdue by one month or more to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2023 and 2024, these restructured loans amounted to ￦204 billion and ￦169 billion, respectively. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

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

As of December 31, 2024, we had approximately 13.1 million credit cardholders. Of the credit cards outstanding, approximately 90.7% were active, meaning that they had been used at least once during the previous six months.

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

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. Kookmin Bank, our banking subsidiary, had 429,262 small- and medium-sized enterprise borrowers and 1,894 large corporate borrowers for Won-currency loans as of December 31, 2024. For 2024, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ￦124.4 billion. Of our branch network as of December 31, 2024, we had two branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total corporate lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers:

	As of December 31,
	2023			2024
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	￦	150,045	76.5%	￦	158,778	75.6%
Large corporate loans		46,055	23.5		51,305	24.4

Total	￦	196,100	100.0%	￦	210,083	100.0%

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

The total amount of deposits from our corporate customers amounted to ￦179,935 billion as of December 31, 2024, or 41.3% of our total deposits.

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

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2024, working capital loans and facilities loans accounted for 46.0% and 54.0%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2024, Kookmin Bank, our banking subsidiary, had 429,262 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2024, secured loans and guaranteed loans accounted for, in the aggregate, 86.6% of our small- and medium-sized enterprise loans. Among the secured loans, 97.7% were secured by real estate and 2.3% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms of up to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 20 years.

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

Pricing

We establish the price for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. For the Market Opportunity Rate as of December 31, 2024, see “—Retail Banking—Lending Activities—Mortgage and Home Equity Lending—Pricing.”

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2024, working capital loans and facilities loans accounted for 75.4% and 24.6%, respectively, of our total large corporate loans. We also offer mortgage loans to large corporate clients who build or sell single- or multi-family housing units, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities.”

As of December 31, 2024, secured loans and guaranteed loans accounted for, in the aggregate, 43.0% of our large corporate loans. Among the secured loans, 72.1% were secured by real estate and 27.9% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms ranging from three months to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years.

In our unsecured lending to large corporate customers, a critical consideration in our policy regarding the extension of such unsecured loans is the borrower’s creditworthiness. We assign each borrower a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system, taking into account both financial factors and non-financial factors (such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry). The credit ratings, along with such factors, are key determinants in our lending to large corporate customers. Large corporate customers generally have higher credit ratings due to their higher repayment capability compared to other types of borrowers, such as small- and medium-sized enterprise borrowers. In addition, large corporate borrowers generally are affected to a lesser extent than small- and medium-sized enterprise borrowers by fluctuations in the Korean economy and also maintain more sophisticated financial records. As of December 31, 2024, 93.3% of our large corporate customers had credit ratings of BBB- or above according to the internal credit rating system of Kookmin Bank, compared to 81.6% of our small- and medium-sized enterprise customers. A credit rating of BBB- is assigned to customers whose ability to repay the principal and interest on their outstanding loans is determined by us to be generally satisfactory but nonetheless subject to adverse effects under unfavorable economic conditions or during downturns in the business environment. Based on our internal analysis of historical data, we believe that the probability of default for loans extended to large corporate customers with a credit rating of BBB- or above is between 0.00% and 2.26%.

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

As of December 31, 2024, in terms of our outstanding loan balance, 26.4% was extended to borrowers in the manufacturing industry, 26.3% was extended to borrowers in the financial industry and 26.0% of our large corporate loans was extended to borrowers in the service industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2024, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking/Finance

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking and securities brokerage services.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2023 and 2024, our investment portfolio, which consists primarily of financial assets at amortized cost and financial assets at fair value through other comprehensive income and our trading portfolio had a combined total carrying amount of ￦198,915 billion and ￦208,730 billion (including the investment and trading portfolios of our insurance operations) and represented 27.8% and 27.5% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2023 and 2024, we held debt securities with a total carrying amount of ￦191,305 billion and ￦199,636 billion, respectively, of which:

•	financial assets at amortized cost accounted for ￦39,721 billion and ￦37,131 billion, or 20.8% and 18.6%, respectively;

•	debt securities at fair value through other comprehensive income accounted for ￦78,926 billion and ￦88,736 billion, or 41.3% and 44.4%, respectively; and

•	debt securities at fair value through profit or loss accounted for ￦72,658 billion and ￦73,769 billion, or 37.9% and 36.9%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2023 and 2024 amounted to:

•	￦6,508 billion and ￦6,029 billion, or 16.4% and 16.2%, respectively, of our financial assets at amortized cost;

•	￦33,455 billion and ￦38,108 billion, or 42.4% and 42.9%, respectively, of our financial assets at fair value through other comprehensive income; and

•	￦10,100 billion and ￦13,390 billion, or 13.9% and 18.2%, respectively, of our debt securities at fair value through profit or loss.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market, the KRX KOSDAQ Market or the KRX KONEX Market. As of December 31, 2023 and 2024:

•

equity securities at fair value through other comprehensive income had a carrying amount of ￦2,771 billion and ￦3,713 billion, or 3.4% and 4.0%, respectively, of our securities at fair value through other comprehensive income portfolio; and

•

equity securities at fair value through profit or loss had a carrying amount of ￦4,023 billion and ￦4,275 billion, or 5.2% and 5.5%, respectively, of our securities at fair value through profit or loss portfolio.

Our trading portfolio also includes derivative-linked securities, the underlying assets of which were linked to, among other things, interest rates, exchange rates, stock price indices or credit risks. As of December 31, 2023 and 2024, derivative-linked securities in our trading portfolio had a carrying amount of ￦2,198 billion and ￦1,924 billion, or 2.9% and 2.5% of our trading portfolio, respectively. See “—Derivatives Trading.”

The following tables show, as of the dates indicated, the unrealized gains and losses on financial assets at fair value through other comprehensive income and financial assets at amortized cost within our investment portfolio, and the amortized cost and fair value of the portfolio by type of financial asset:

	As of December 31, 2023
	Amortized Cost(7)		Net Unrealized Gain and Loss(8)		Loss Allowance for Expected Credit Losses(9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	37,031	￦	(3,575)	￦	1	￦	33,455
Financial institutions(1)		21,028		(121)		8		20,899
Corporate(2)		23,636		(1,127)		16		22,493
Asset-backed securities(3)		2,029		(65)		1		1,963
Others		179		(63)		—		116

Subtotal		83,903		(4,951)		26		78,926
Equity securities		1,446		1,325		—		2,771

Total financial assets at fair value through other comprehensive income	￦	85,349	￦	(3,626)	￦	26	￦	81,697

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	6,508	￦	(239)	￦	—	￦	6,269
Financial institutions(4)		14,258		(222)		13		14,023
Corporate(5)		9,369		(223)		—		9,146
Asset-backed securities(6)		9,418		(248)		5		9,165
Others		168		(6)		—		162

Total financial assets at amortized cost	￦	39,721	￦	(938)	￦	18	￦	38,765

	As of December 31, 2024
	Amortized Cost(7)		Net Unrealized Gain and Loss(8)		Loss Allowance for Expected Credit Losses(9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	40,287	￦	(2,177)	￦	2	￦	38,108
Financial institutions(1)		26,146		(50)		5		26,091
Corporate(2)		22,749		(678)		12		22,059
Asset-backed securities(3)		2,385		(18)		1		2,366
Others		197		(86)		—		111

Subtotal		91,764		(3,009)		20		88,735
Equity securities		2,736		977		—		3,713

Total financial assets at fair value through other comprehensive income	￦	94,500	￦	(2,032)	￦	20	￦	92,448

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	6,029	￦	(113)	￦	—	￦	5,916
Financial institutions(4)		12,762		(4)		12		12,746
Corporate(5)		8,946		(64)		—		8,882
Asset-backed securities(6)		9,321		(81)		5		9,235
Others		73		(4)		—		69

Total financial assets at amortized cost	￦	37,131	￦	(266)	￦	17	￦	36,848

(1)

Includes debt securities issued by Korea Housing Finance Corporation, the Korea Development Bank, the Bank of Korea and Industrial Bank of Korea in the aggregate amount of ￦12,792 billion as of December 31, 2023 and debt securities issued by Korea Housing Finance Corporation, the Korea Development Bank, the Bank of Korea, Industrial Bank of Korea and Korea Electric Power Corporation in the aggregate amount of ￦18,749 billion as of December 31, 2024. These financial institutions are owned or controlled by the Korean government.

(2)

Includes debt securities issued by Korea Housing Finance Corporation, the Korea Development Bank and Korea Electric Power Corporation in the aggregate amount of ￦1,868 billion as of December 31, 2023 and debt securities issued by Korea Housing Finance Corporation and Korea Electric Power Corporation in the aggregate amount of ￦2,208 billion as of December 31, 2024. These entities are owned or controlled by the Korean government.

(3)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦1,559 billion as of December 31, 2023 and ￦1,842 billion as of December 31, 2024. Korea Housing Finance Corporation is owned by the Korean government.

(4)

Includes debt securities issued by the Korea Development Bank, the Bank of Korea and Industrial Bank of Korea in the aggregate amount of ￦3,774 billion as of December 31, 2023 and debt securities issued by the Korea Development Bank, the Bank of Korea and Industrial Bank of Korea in the aggregate amount of ￦1,823 billion as of December 31, 2024. These financial institutions are owned or controlled by the Korean government.

(5)

Includes debt securities issued by Korea Housing Finance Corporation, the Korea Development Bank and Korea Electric Power Corporation in the aggregate amount of ￦1,738 billion as of December 31, 2023 and debt securities issued by Korea Housing Finance Corporation, the Korea Development Bank and Korea Electric Power Corporation in the aggregate amount of ￦1,810 billion as of December 31, 2024. These entities are owned or controlled by the Korean government.

(6)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦9,329 billion as of December 31, 2023 and ￦9,261 billion as of December 31, 2024. Korea Housing Finance Corporation is owned by the Korean government.

(7)	Gross carrying amount before adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(8)	Net unrealized gain and loss after adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(9)	Loss allowance for expected credit losses in accordance with IFRS 9.

Derivatives Trading

We engage in derivatives trading, including on behalf of our customers. Our trading volume increased from ￦612,302 billion in 2022 to ￦684,128 billion in 2023 but decreased to ￦605,459 billion in 2024. Our net trading revenue (expense) from derivatives for the years ended December 31, 2022, 2023 and 2024 was ￦161 billion, ￦(431) billion and ￦(583) billion, respectively.

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

The following shows the estimated fair value of our derivatives as of December 31, 2023 and 2024:

	As of December 31,
	2023				2024
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange derivatives(1)	￦	4,161	￦	3,862	￦	9,925	￦	9,618
Interest rate derivatives(1)		1,531		1,341		1,449		1,509
Equity derivatives		422		747		297		336
Credit derivatives		18		9		37		27
Commodity derivatives		7		6		17		16
Others		19		246		6		277

Total	￦	6,158	￦	6,211	￦	11,731	￦	11,783

(1)	Includes those for trading purposes and hedging purposes.

The following table shows certain information related to our derivatives designated as fair value hedges for the years ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023						2024
	Hedging Instruments		Hedged Item		Ineffective Portion		Hedging Instruments		Hedged Item		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	(43)	￦	41	￦	(2)	￦	(190)	￦	218	￦	28
Interest rate derivatives		7		(6)		1		(2)		6		4

Total	￦	(36)	￦	35	￦	(1)	￦	(192)	￦	224	￦	32

The following table shows certain information related to our derivatives designated as cash flow hedges for the years ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023						2024
	Hedging Instruments		Effective Portion		Ineffective Portion		Hedging Instruments		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	(9)	￦	(8)	￦	(1)	￦	278	￦	277	￦	1
Interest rate derivatives		17		16		1		65		65		—

Total	￦	8	￦	8	￦	—	￦	343	￦	342	￦	1

The following table shows certain information related to financial instruments designated as net investment hedges in foreign operations for the years ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023						2024
	Hedging instruments		Effective Portion		Ineffective Portion		Hedging instruments		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives(1)	￦	4	￦	4	￦	—	￦	(29)	￦	(29)	￦	—
Interest rate derivatives		(23)		(23)		—		(224)		(224)		—

Total	￦	(19)	￦	(19)	￦	—	￦	(253)	￦	(253)	￦	—

(1)	Includes the gain (loss) on a non-derivative instrument designated as a hedging instrument.

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ￦6,013 billion in 2022, ￦8,502 billion in 2023 and ￦8,844 billion in 2024, a significant portion of which were public offerings of asset-backed securities.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2024, we had made call loans of ￦5,403 billion and borrowed call money of ￦2,841 billion, compared to ￦7,454 billion and ￦3,256 billion, respectively, as of December 31, 2023.

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

In 2024, we generated net investment banking income of ￦1,879 billion, consisting of ￦648 billion of net interest income and ￦1,231 billion of net non-interest income.

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

As of December 31, 2024, KB Securities operated a brokerage network consisting of 80 branches and sub-branches in Korea. In 2024, KB Securities generated commission income of ￦610 billion through its securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2023		2024
	(in millions of US$)
Total foreign currency assets	US$	64,606	US$	61,957

Foreign currency borrowings:
Borrowings		16,368		15,072
Debentures		9,590		9,707

Total borrowings	US$	25,958	US$	24,779

The table below sets forth our overseas subsidiaries, branches and representative and liaison offices in operation as of December 31, 2024:

Business Unit(1)	Location
Subsidiaries (22)
Kookmin Bank (China) Ltd. (including five branches)	China
KB Microfinance Myanmar Co., Ltd. (including 20 branches)	Myanmar
KB PRASAC Bank Plc. (including 188 branches)	Cambodia
PT Bank KB Bukopin, Tbk (including 171 branches)	Indonesia
KB Bank Myanmar Ltd.	Myanmar
KBFG Securities America Inc.	United States
KB Securities Hong Kong Ltd.	Hong Kong
KB Securities Vietnam Joint Stock Company (including three branches)	Vietnam
KB FINA Joint Stock Company	Vietnam
PT KB Valbury Sekuritas (including 15 branches)	Indonesia
KBFG Insurance (China) Co., Ltd. (including one branch)	China
PT. Kookmin Best Insurance Indonesia (including six branches)	Indonesia
Leading Insurance Services, Inc.	United States
KB Daehan Specialized Bank PLC. (including eight branches)	Cambodia
PT. KB Finansia Multi Finance (including 132 branches)	Indonesia
KB J Capital Co., Ltd.	Thailand
KB Asset Management Singapore Pte. Ltd.	Singapore
PT KB Valbury Asset Management	Indonesia
KBAM Shanghai Advisory Services Co., Ltd.	China
KB KOLAO Leasing Co., Ltd. (including one branch)	Laos
PT Sunindo Kookmin Best Finance (including one branch)	Indonesia
PT KB Data Systems Indonesia	Indonesia
Branches (13)
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, London Branch	United Kingdom
Kookmin Bank, Ho Chi Minh City Branch	Vietnam
Kookmin Bank, Hanoi Branch	Vietnam
Kookmin Bank, Hong Kong Branch	Hong Kong
Kookmin Bank, Gurugram Branch	India
Kookmin Bank, Chennai Branch	India
Kookmin Bank, Pune Branch	India
Kookmin Bank, Singapore Branch	Singapore
Kookmin Best Insurance Co., Ltd. U.S. Branch	United States
KBFG Investment, Boston Branch	United States
Representative and Liaison Offices (5)
KB Securities Shanghai Representative Office	China
KB Insurance, Hanoi Liaison Office	Vietnam
KB Insurance, Ho Chi Minh City Liaison Office	Vietnam
KB Kookmin Card, Yangon Representative Office	Myanmar
KB Asset Management, Ho Chi Minh City Representative Office	Vietnam

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

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

For the year ended December 31, 2024, our fee income from our trustee and custodian services was ￦41 billion and revenue collected as a result of administration of the underlying investments was ￦72 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for both specified money trusts and unspecified money trusts. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of either the net asset value of the assets or the principal under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2024, our basic money trust fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 20 types of money trusts. The maturities of the money trusts we manage vary by the type of the trust. Approximately 2.4% of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.

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

As of December 31, 2024, the total balance of our money trusts was ￦67,465 billion (as calculated in accordance with Statement of Korea Accounting Standard No. 5004, Trust Accounts, and the Enforcement Regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act, which we refer to as an “SKAS basis”). As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest as well as trust accounts for which we guarantee only the repayment of the principal amount.

	As of December 31,
	2023		2024
	(in billions of Won)
Principal and interest guaranteed trusts(1)	￦	0.1	￦	0.1
Principal guaranteed trusts(1)		3,615		3,403
Performance trusts(1)(2)		68,801		64,062

Total	￦	72,416	￦	67,465

(1)	Calculated on an SKAS basis.
(2)	Trusts which are primarily non-guaranteed.

The balance of our money trusts decreased 6.8% between December 31, 2023 and December 31, 2024. As of December 31, 2024, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2024, on an SKAS basis, our trust accounts had invested in securities in the aggregate amount of ￦19,874 billion, of which ￦8,802 billion was debt securities and derivative-linked securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities, derivative-linked securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2024, on an SKAS basis, our trust accounts had made loans in the principal amount of ￦211 billion (excluding loans from the trust accounts to our banking accounts of ￦5,540 billion), which accounted for 0.3% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2024, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On an SKAS basis, as of December 31, 2024, equity securities in our money trust accounts amounted to ￦11,072 billion, which accounted for 15.8% of our total money trust assets. Of this amount, ￦11,026 billion was from specified money trusts and ￦46 billion was from unspecified money trusts.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2022, 2023 and 2024, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On an SKAS basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ￦176 billion in 2022, ￦212 billion in 2023 and ￦146 billion in 2024.

Property Trust Management Services

We also offer property trust management services, where we manage non-monetary assets in return for a fee. Non-monetary assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2024, our basic property trust fees ranged from 0.001% to 0.3% of total assets under management depending on the type of trust accounts. On an SKAS basis, as of December 31, 2024, the aggregate balance of our property trusts was ￦30,069 billion, compared to ￦28,113 billion as of December 31, 2023.

Under IFRS, the property trusts are not consolidated within our financial statements.

Investment Trust Management

Through KB Asset Management and KB Securities, we offer investment trust products to customers and manage the funds invested by them in investment trusts. As of December 31, 2024, KB Asset Management and KB Securities had an aggregate of ￦103,030 billion of investment trust assets under management.

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

The following table sets forth certain information regarding the operations of KB Insurance, on a standalone basis, as of the dates or for the periods indicated:

	As of or for the Year Ended December 31,
	2022			2023		2024
	(in billions of Won, except as otherwise indicated)
Total policies in force (in thousands)		19,579			20,876		23,012
Number of new policies sold (in thousands)		10,818			9,595		12,233
Gross direct written premiums(1)	￦	12,233		￦	12,752	￦	13,545
Long-term insurance		7,841			8,383		9,131
Automobile insurance		2,816			2,938		2,967
General property and casualty insurance		1,292			1,249		1,336
Other		285			182		111
Net earned premiums(2)	￦	10,889		￦	11,340	￦	12,149
Loss ratio(3)		82.51%			82.15%		80.55%
Solvency ratio(4)(5)		171.66	%(6)		215.94%		186.19	%(7)

(1)	The amount of direct written premiums recognized in a specified period in respect of policies in force during such period, on a standalone basis.
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

(3)	The ratio of (i) total claims paid for the specified period to (ii) net earned premiums for such period, on a standalone basis.
(4)	Known as “risk-based capital adequacy ratio” as of December 31, 2022, prior to the implementation of K-ICS.
(5)

Calculated in accordance with the applicable requirements of the Financial Supervisory Service. See “—Regulation and Supervision—Principal Regulations Applicable to Insurance Companies—Capital Adequacy.”

(6)	Calculated in accordance with IFRS 4 and is not directly comparable to the figures as of December 31, 2023 and 2024, which are calculated in accordance with IFRS 17.
(7)	Preliminary.

KB Insurance operates a multi-channel distribution platform in Korea, comprising agencies (which are independent insurance brokerage companies), a network of financial consultants, bancassurance arrangements with commercial banks and other financial institutions, direct marketing channels (including home shopping television networks and the Internet) and a corporate sales force.

As of December 31, 2024, KB Insurance had ￦38,051 billion of general account investment assets on a standalone basis, of which domestic debt securities, loans, beneficiary certificates, domestic equity securities and overseas securities accounted for 44.3%, 18.6%, 19.6%, 0.6% and 9.2%, respectively.

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

In 2024, KB Life Insurance generated gross premium of ￦4,531 billion, on a standalone basis. As of December 31, 2024, KB Life Insurance had ￦26,800 billion of general account investment assets on a standalone basis, of which domestic debt securities, beneficiary certificates, loans, domestic equity securities and overseas securities accounted for 82.2%, 11.4%, 0.0%, 0.2% and 5.3%, respectively. Based on preliminary data, which are subject to change, KB Life Insurance had a solvency ratio of 265.33% as of December 31, 2024.

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

Currently, our bancassurance business has alliances with 22 life insurance companies (including our subsidiary, KB Life Insurance) and 11 non-life insurance companies (including our subsidiary, KB Insurance) and offers 98 different products through our branch network. These products are composed of 89 types of life insurance policies, such as annuities, savings insurance and variable life insurance, and 9 types of non-life insurance products. In 2024, our commission income from our bancassurance business amounted to ￦143.7 billion.

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

In February 2013, the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Land, Transport and Maritime Affairs) designated us as one of the managers of the National Housing and Urban Fund. In 2024, we received total fees of ￦26 billion for managing the National Housing and Urban Fund, compared to ￦27 billion in 2023 and ￦29 billion in 2022.

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

Distribution Channels

Banking Branch Network

As of December 31, 2024, Kookmin Bank operated a network of 800 branches and sub-branches in Korea, which was one of the largest branch networks among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 37.8% of our branches and sub-branches are located in Seoul, and approximately 21.1% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2024:

Area	Number of Branches	Percentage
Seoul	302	37.8%
Six largest cities (other than Seoul)	169	21.1
Other	329	41.1

Total	800	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2024, we had two branches that primarily handled large corporate banking.

In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2024, we had 4,288 ATMs.

We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The aggregate number of transactions conducted using our ATMs amounted to approximately 224 million in 2022, 205 million in 2023 and 192 million in 2024.

Other Banking Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions of the other banking channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2022	2023	2024
Internet banking:
Number of users(1)	27,711,718	28,767,620	29,780,549
Number of transactions (thousands)(2)	4,827,755	4,403,908	4,671,153
Phone banking:
Number of users(3)	5,076,895	5,075,039	5,071,952
Number of transactions (thousands)(2)	51,594	43,922	37,602
Smartphone banking:
Number of users(4)	19,584,887	20,909,030	22,222,534
Number of transactions (thousands)(2)	21,741,324	21,876,061	24,912,884

(1)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our Internet banking services.
(2)	Number of transactions includes balance and transaction inquiries, fund transfers and other transactions.
(3)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our phone banking services.
(4)	Number of users is defined as the total cumulative number of retail customers who have registered through our branch offices, or the customers’ smartphones, to use our smartphone banking services.

Internet Banking

Our goal is to consolidate our position as a market leader in online banking. Our Internet banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, pre-set automatic transfers, product inquiries, online bill and tax payments and foreign exchange services;

•	investment services, including opening deposit accounts and investing in funds;

•	processing of loan applications;

•	electronic certification services, which permit users to authenticate their identity and transactions on a confidential basis through digital signatures; and

•	wealth management and advisory services, including financial planning and real estate information services.

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

We also continue to develop innovative mobile applications that cater to specific customer needs and lifestyles. For example, we offer “KB StarTeens,” a service offered from our main KB Star Banking application that provides easy-to-use banking services as well as a variety of non-banking services to our teenage customers. We also offer a range of other mobile applications, including “Liiv Talk Talk,” our mobile peer-to-peer payment and messaging application, “KB Liiv M,” a mobile virtual network operator (MVNO) that offers a fusion of finance and mobile services and “KB Real Estate,” our new cloud-based real estate application that provides various information on real properties. We also offer MyData services through several channels including KB Star Banking, our mobile banking application, KB Pay, our credit card services application, and KB M-able, our securities trading application.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information.

Distribution Channels for Other Services

Through our non-banking subsidiaries, we operate a network of dedicated branches and other distribution channels through which our customers can access credit card, securities brokerage, insurance and consumer finance products and services. The following table sets forth information regarding the number and geographical distribution of the branches in Korea operated by KB Kookmin Card, KB Securities and KB Insurance as of December 31, 2024:

Area	KB Kookmin Card	KB Securities	KB Insurance
Seoul	5	27	52
Six largest cities (other than Seoul)	7	16	71
Other	8	37	140

Total	20	80	263

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

Furthermore, companies in the banking and financial industries have increasingly adopted new technologies, including artificial intelligence and data science, to provide innovative services to their customers and differentiate themselves from competitors. For example, the introduction of Internet-only banks in Korea has led to an increase in competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which Kookmin Bank held a 4.9% equity interest as of December 31, 2024, commenced operations in July 2017, while Toss Bank, another Internet-only bank, commenced operations in October 2021. In March 2025, four consortiums, including those involving major nationwide commercial banks and other financial service providers, applied for an Internet-only banking license to become the fourth Internet-only bank in Korea. In recent years, the Financial Services Commission announced various measures designed to encourage competition within the banking industry, including its intention to issue more banking licenses (including those for Internet-only banks) and actively permitting the conversion of existing regional or savings banks into nationwide commercial banks. For example, in May 2024, the Financial Services Commission approved DGB Daegu Bank’s application to convert from a regional bank into a nationwide commercial bank. DGB Daegu Bank subsequently became Korea’s seventh commercial bank and rebranded itself as iM Bank in June 2024.

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

In addition, we believe that various structural changes to the Korean financial investment industry in recent years will lead to increased competition among financial institutions in Korea. For example, an increase in foreign investments made by Korean investors and the emergence of alternative trading systems in recent years have been reshaping the Korean financial investment market, as well as the competitive strategies of financial institutions. An increase in the overall trading volumes of these investments in recent years has prompted certain securities firms to offer very low commission rates on foreign investments to capitalize on such increase, thereby further intensifying competition. In March 2025, Nextrade emerged as the first alternative to the Korea Exchange, which we expect will further alter the competitive landscape for financial institutions in Korea.

Moreover, the Korean financial industry is undergoing significant consolidation. The number of nationwide commercial banks in Korea has decreased from 16 as of December 31, 1997, to seven as of December 31, 2024. A number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014, which established a new financial holding company, Woori Financial Group Inc., in January 2019. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in Tong Yang Life Insurance Co., Ltd. and Allianz Life Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. Meanwhile, Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020, and subsequently merged with and into Shinhan Life Insurance Co., Ltd. in July 2021. In 2022, Shinhan Financial Group also acquired BNP Paribas Cardif General Insurance, which was subsequently renamed Shinhan EZ General Insurance. In 2024, Woori Financial Group agreed to acquire 75.3% of the shares of Tong Yang Life Insurance Co., Ltd. and 100.0% of the shares of ABL Life Insurance Co., Ltd., which acquisitions remain subject to approval from the regulatory authorities. In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd., one of the largest securities companies in Korea in terms of capital. In 2024, Woori Financial Group acquired Korea Foss Securities Co., Ltd. by merging it with its then wholly-owned subsidiary Woori Investment Bank Co., Ltd., with Korea Foss Securities Co., Ltd. remaining as the surviving entity, which was subsequently renamed Woori Investment Securities Co., Ltd. We expect that consolidation in the Korean financial industry will continue. The financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide significantly greater competition for us. We intend to review potential acquisition opportunities as they arise. We cannot guarantee that we will not be involved in any future mergers or acquisitions. We also believe that foreign financial institutions, many of which have greater experience and resources than we do, may seek to compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

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

In 2024, we spent approximately ￦977 billion for our IT system implementation and operations, including expenses related to the construction of new IT systems, implementation of hardware and software technologies and other new systems, as well as related labor costs.

As of December 31, 2024, we employed a total of 2,358 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our operations and our assets and liabilities. Except as otherwise indicated, amounts as of and for the years ended December 31, 2022, 2023 and 2024 are presented on a consolidated basis under IFRS.

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

Loan Portfolio

As of December 31, 2024, our total loan portfolio was ￦477,705 billion compared to ￦450,268 billion as of December 31, 2023. As of December 31, 2024, 90.1% of our total loans were Won-denominated loans compared to 89.9% as of December 31, 2023.

Loan Types

The following table presents loans by type as of the dates indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2023		2024
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	151,892	￦	161,239
Large corporate(1)		58,026		62,364
Retail
Mortgage and home equity		125,338		136,130
Other consumer		58,678		57,673
Credit cards		22,311		23,443

Total domestic		416,245		440,849
Foreign		34,023		36,856

Total gross loans	￦	450,268	￦	477,705

(1)

Large corporate loans include ￦1,894 billion and ￦2,635 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2023 and 2024, respectively.

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

Loan Concentration by Industry

The following table presents the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2023 and 2024:

	As of December 31,
	2023			2024
Industry	Amount		%	Amount		%
	(in billions of Won, except percentages)
Services	￦	106,786	44.8%	￦	113,801	44.9%
Manufacturing		51,480	21.6		55,302	21.8
Wholesale and retail		29,700	12.5		30,732	12.1
Financial institutions		24,938	10.5		28,149	11.1
Construction		6,984	2.9		6,709	2.6
Public sector		2,259	0.9		2,317	0.9
Others		16,108	6.8		16,394	6.6

Total	￦	238,255	100.0%	￦	253,404	100.0%

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2024. The amounts disclosed are before deduction of allowances for loan losses:

	1 Year or Less		Over 1 Year But Not More Than 5 Years		Over 5 Years But Not More Than 15 Years		Over 15 Years		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	116,136	￦	37,658	￦	6,023	￦	1,422	￦	161,239
Large corporate		38,516		18,590		3,280		1,978		62,364

Total corporate		154,652		56,248		9,303		3,400		223,603
Retail
Mortgage and home equity		18,148		20,933		6,086		90,963		136,130
Other consumer		33,433		14,316		4,670		5,254		57,673

Total retail		51,581		35,249		10,756		96,217		193,803
Credit cards		19,039		4,148		256		—		23,443

Total domestic		225,272		95,645		20,315		99,617		440,849
Foreign:		15,088		12,326		7,866		1,576		36,856

Total	￦	240,360	￦	107,971	￦	28,181	￦	101,193	￦	477,705

Interest Rate Sensitivity

The following table shows, as of December 31, 2024, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	Fixed Rate(1)		Variable or adjustable rates(2)		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	23,615	￦	21,488	￦	45,103
Large corporate		10,429		13,419		23,848

Total corporate		34,044		34,907		68,951
Retail
Mortgage and home equity		20,244		97,738		117,982
Other consumer		10,178		14,062		24,240

Total retail		30,422		111,800		142,222
Credit cards		4,404		—		4,404
Total domestic		68,870		146,707		215,577

Foreign:		13,968		7,800		21,768

Total	￦	82,838	￦	154,507	￦	237,345

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

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

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2024, ￦717 billion or 0.11% of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦100 billion of loans to large corporate borrowers and ￦617 billion of loans to and debt securities of small- and medium-sized enterprises.

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

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2023		2024
	(in billions of Won, except percentages)
Total non-performing loans	￦	2,379	￦	2,646
As a percentage of total loans		0.5%		0.6%

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2023			2024
	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	201	8.5%	￦	480	18.1%
Large corporate		96	4.0		36	1.3

Total corporate		297	12.5		516	19.4
Retail
Mortgage and home equity		199	8.4		216	8.2
Other consumer		252	10.6		290	11.0

Total retail		451	19.0		506	19.2
Credit cards		63	2.6		114	4.3

Total domestic		811	34.1		1,136	42.9
Foreign:		1,568	65.9		1,510	57.1

Total non-performing loans	￦	2,379	100.0%	￦	2,646	100.0%

Top 20 Non-Performing Loans

As of December 31, 2024, our 20 largest non-performing loans accounted for 10.4% of our total non-performing loan portfolio. The following table shows, as of December 31, 2024, certain information regarding our 20 largest non-performing loans:

	Industry	Gross Principal Outstanding		Allowances for Loan Losses(1)
	(in billions of Won)
Borrower A	Construction	￦	31	￦	12
Borrower B	Wholesale and retail		20		13
Borrower C	Manufacturing		20		2
Borrower D	Others		19		3
Borrower E	Construction		18		5
Borrower F	Financial institutions		18		7
Borrower G	Services		17		5
Borrower H	Services		16		10
Borrower I	Others		14		4
Borrower J	Services		13		4
Borrower K	Financial institutions		12		—
Borrower L	Wholesale and retail		12		3
Borrower M	Construction		10		5
Borrower N	Manufacturing		10		1
Borrower O	Manufacturing		10		10
Borrower P	Services		8		2
Borrower Q	Services		7		2
Borrower R	Wholesale and retail		7		1
Borrower S	Manufacturing		7		5
Borrower T	Services		6		5

Total		￦	275	￦	99

(1)	If the estimated recovery value of collateral for a non-performing loan is sufficient compared to the outstanding loan balance, we record no allowances for loan losses for such non-performing loan.

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

In addition, we use the services of KB Kookmin Card’s wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd. (which KB Kookmin Card acquired from us in June 2023), which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (28 days on average in the case of credit card loans). KB Credit Information has approximately 126 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged-off loans that are recovered. In 2022, 2023 and 2024, the amount recovered was ￦238 billion, ￦316 billion and ￦341 billion, respectively.

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

Regulatory Reserve for Credit Losses

If our allowances for credit losses are deemed insufficient for regulatory purposes, we are required to compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within our retained earnings. Regulatory reserve for credit losses are not available for distribution to shareholders as dividends. The level of regulatory reserve for credit losses required to be recorded is equal to the amount by which our allowances for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel III and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on standards prescribed by the Financial Services Commission. In November 2023, the Financial Services Commission amended the Regulation on Supervision of Banking Business to allow the Financial Services Commission to ask banks to increase their reserves for credit losses if the banks’ existing allowances and reserves for credit losses are deemed insufficient to cover their expected future losses, taking into account a number of factors, including the banks’ existing allowances and reserves for credit losses, expected changes in delinquency rates or the level of distressed debt and general market conditions. As of December 31, 2024, our regulatory reserve for credit losses was ￦4,370 billion.

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

Net Charge-Offs

The following table presents our net charge-offs for each of the years indicated:

	For the Year Ended December 31,
	2022					2023					2024
	Average Loans		Net Charge-Offs		Net Charge-Offs/ Average Loans	Average Loans		Net Charge-Offs		Net Charge-Offs/ Average Loans	Average Loans		Net Charge-Offs		Net Charge-Offs/ Average Loans
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	149,542	￦	(3)	0.0%	￦	150,011	￦	47	0.0%	￦	154,742	￦	26	0.0%
Large corporate		49,469		72	0.1		53,939		162	0.3		59,483		304	0.5

Total corporate		199,011		69	0.0		203,950		209	0.1		214,225		330	0.2
Retail
Mortgage and home equity		119,039		(9)	0.0		120,640		2	0.0		131,217		5	0.0
Other consumer		69,793		204	0.3		61,922		331	0.5		59,016		358	0.6

Total retail		188,832		195	0.1		182,562		333	0.2		190,233		363	0.2
Credit cards		22,126		327	1.5		22,787		555	2.4		23,365		579	2.5
Total domestic		409,969		591	0.1		409,299		1,097	0.3		427,823		1,272	0.3

Foreign:		24,412		509	2.1		34,045		372	1.1		36,721		395	1.1

Total	￦	434,381	￦	1,100	0.3%	￦	443,344	￦	1,469	0.3%	￦	464,544	￦	1,667	0.4%

Investment Portfolio

Investment Policy

We invest in and trade Won-denominated and, to a lesser extent, foreign currency-denominated securities for our own account to:

•	maintain the stability and diversification of our assets;

•	maintain adequate sources of back-up liquidity to match our funding requirements; and

•	supplement income from our core lending activities.

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

Financial assets at amortized cost	Financial assets held with a business model whose objective is to hold assets in order to collect contractual cash flows, and are consistent with representing solely payments of principal and interest on the principal amount outstanding.

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments.

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2024:

	Within 1 Year		Weighted Average Yield(1)	Over 1 But within 5 Years		Weighted Average Yield(1)	Over 5 But within 10 Years		Weighted Average Yield(1)	Over 10 Years		Weighted Average Yield(1)	Total		Weighted Average Yield(1)
	(in billions of Won, except percentages)
Financial assets at fair value through other comprehensive income:
Korean treasury securities and government agencies	￦	1,610	3.00%	￦	12,922	3.32%	￦	3,126	3.09%	￦	20,450	2.03%	￦	38,108	2.60%
Debt securities issued by financial institutions		9,027	3.49		16,210	3.60		293	3.50		561	3.69		26,091	3.56
Corporate debt securities		4,891	2.95		10,802	3.39		2,280	3.79		4,086	3.06		22,059	3.28
Asset-backed securities		511	3.83		898	3.54		324	2.80		633	3.39		2,366	3.46
Other debt securities		—	—		—	—		—	—		111	2.60		111	2.60

Total	￦	16,039	3.29%	￦	40,832	3.45%	￦	6,023	3.36%	￦	25,841	2.26%	￦	88,735	3.07%

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	1,494	1.10%	￦	3,884	1.48%	￦	651	1.49%	￦	—	—	￦	6,029	1.38%
Debt securities issued by financial institutions		3,823	2.25		6,329	4.20		1,353	5.87		1,257	1.50		12,762	3.53
Corporate debt securities		2,503	2.48		5,878	2.85		565	1.71		—	—		8,946	2.67
Asset-backed securities		1,915	1.91		5,583	2.97		1,748	2.46		75	3.51		9,321	2.66
Other debt securities		40	5.28		—	—		—	—		33	2.35		73	3.94

Total	￦	9,775	2.06%	￦	21,674	3.03%	￦	4,317	3.28%	￦	1,365	1.57%	￦	37,131	2.75%

Total	￦	25,814	2.82%	￦	62,506	3.31%	￦	10,340	3.33%	￦	27,206	2.22%	￦	125,866	2.98%

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and time deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 74.6% of total funding as of December 31, 2023 and 75.1% of total funding as of December 31, 2024.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2022			2023			2024
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	￦	5,452	—	￦	4,459	—	￦	4,542	—
Interest bearing		183,252	0.24%		157,486	0.44%		163,101	0.50%
Time deposits		190,210	2.13		223,607	4.00		242,061	3.77
Certificates of deposit		5,512	2.36		10,418	4.07		11,148	3.84

Average total deposits	￦	384,426	1.22%	￦	395,970	2.57%	￦	420,852	2.49%

(1)	Average balances are based on daily balances for our banking, credit card and securities operations and monthly or quarterly balances for our other operations.

For a description of our retail deposit products, see “—Business—Retail Banking—Deposit-Taking Activities.”

Uninsured deposits, including uninsured time deposits, are not subject to Korean regulatory reporting requirements. Notwithstanding the foregoing, the Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” Other than the maximum ￦50 million per individual or entity for deposits and interest in a single financial institution insured by the Korea Deposit Insurance Corporation in accordance with the foregoing (which limit is expected to increase to ￦100 million by January 2026, following an amendment to the Depositor Protection Act of Korea in January 2025), all deposits are uninsured. Although the Depositor Protection Act provides insurance for the deposits at our foreign branches, to the extent those deposits are recognized by the Korea Deposit Insurance Corporation to also be protected by the deposit insurance systems of the countries where such foreign branches are located, such deposits are not protected by the Korea Deposit Insurance Corporation under the Depositor Protection Act.

The insured status of deposits in our foreign branches, the amount of which we do not consider to be material as of the date of this annual report, are determined based on the individual insurance limits enacted within local regulations, and are thus subject to differing national deposit insurance regimes.

Our total uninsured deposits, including uninsured deposits at our foreign branches, amounted to ￦303,961 billion, ￦310,380 billion and ￦342,992 billion as of December 31, 2022, 2023 and 2024, respectively.

Uninsured Time Deposits

The following table presents the remaining maturities of our uninsured time deposits, including uninsured time deposits at our foreign subsidiaries, as of December 31, 2024:

	As of December 31, 2024
	(in billions of Won)
Maturing within three months	￦	135,157
After three but within six months		45,857
After six but within 12 months		79,330
After 12 months		16,450

Total	￦	276,794

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

A bank holding company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a total minimum consolidated capital adequacy ratio of 12.5% (including applicable additional capital buffers and requirements as described below), which was increased from 11.5% in May 2024. “Consolidated capital adequacy ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlements (or BIS) standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of common equity Tier I capital, additional Tier I capital and Tier II capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

Pursuant to regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and is set at 1.0% as of the date of this annual report. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2024 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2024. In July 2024, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2025, which would again subject us to an additional capital requirement of 1.0% in 2025. In addition, the Financial Services Commission indicated that it may introduce a stress buffer capital requirement of up to 2.5% sometime in 2025. All such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets set forth above.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches are required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and is set at 1.0% as of the date of this annual report. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2024 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2024. In July 2024, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2025, which would again subject us to an additional capital requirement of 1.0% in 2025. In addition, the Financial Services Commission indicated that it may introduce a stress buffer capital requirement of up to 2.5% sometime in 2025. All such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets set forth above.

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

•

maintain a liquidity coverage ratio (defined as the ratio of highly liquid assets to total net cash outflows over a 30-day period) of not less than 100% (such requirement was temporarily reduced to 92.5% until June 2023 in response to the COVID-19 pandemic, but has since gradually returned to its pre-pandemic level of 100%);

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

Lending to Small- and Medium-sized Enterprises

In order to obtain funding from the Bank of Korea at concessionary rates for their small- and medium-sized enterprise loans, banks are required to allocate a certain minimum percentage of any quarterly increase in their Won currency lending to small- and medium-sized enterprises. Currently, this minimum percentage is 50% for both nationwide banks and regional banks. If a bank does not comply with this requirement, the Bank of Korea may:

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

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the Korea Deposit Insurance Corporation on a quarterly basis and the rate is determined under the Enforcement Decree to the Depositor Protection Act. If the Korea Deposit Insurance Corporation makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The Korea Deposit Insurance Corporation insures a maximum of ￦50 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made and the size of the deposits, although such limit was increased to ￦100 million through an amendment to the Depositor Protection Act of Korea in January 2025, and is expected to become effective by January 2026.

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

In addition, a credit card company may not solicit credit card members by:

•

providing economic benefits or promising to provide economic benefits in excess of 100% of the annual credit card fee (in the case of credit cards with annual fees that are less than the average of the annual fees charged by major credit cards in Korea, the annual fee will be deemed to be equal to such average annual fee) in connection with issuing a credit card;

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

Act on the Corporate Governance of Financial Companies

The Act on the Corporate Governance of Financial Companies, which became effective on August 1, 2016, was enacted to address the need for strengthened regulations on corporate governance of financial institutions and to serve as a uniform set of regulations on corporate governance matters applicable to financial institutions across a variety of industry sectors. It contains several key measures, including (i) eligibility requirements for officers of financial institutions and standards for determining whether officers of financial institutions may hold concurrent positions in other companies, (ii) standards for composition and operation of the board of directors of financial institutions, (iii) standards for establishment, composition and operation of various committees of the board of directors of financial institutions, (iv) regulations on internal control and risk management, (v) requirements and procedures for the approval of a change of major shareholders and (vi) special regulations to protect the rights of minority shareholders of financial institutions. An amendment to the Act on the Corporate Governance of Financial Companies, which became effective on July 3, 2024, added certain additional requirements including (i) preparing and submitting a “responsibilities map” to the financial authorities which clarifies the scope and details of each officer’s accountability concerning internal control matters and (ii) establishing an internal control committee, of which more than half of the members must be outside directors.

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

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of March 31, 2025:

Business Network

KB Financial Group

Business Network

KB Financial Group Inc.
(As of Mar 31, 2025)

- **KB Kookmin Bank** 100%
  - Kookmin Bank(China) Limited 100%
  - KB Microfinance Myanmar Co., Ltd 100%
  - KB BANK MYANMAR LTD 100%
  - KB PRASAC BANK 100%
  - PT Bank KB Bukopin, Tbk. 66.88%
    * KB Kookmin Bank: 66.88%, PT KB Valbury Sekuritas: 0.24%
    PT KB Insurance Indonesia: 0.10%,
    PT KB Finansia Multi Finance: 0.29%,
    PT Sunindo Kookmin Best Finance: 0.06%
    - PT Bukopin Finance 99.24%
    - PT Bank Syariah Bukopin 95.92%
  - KB Fund Partners 100%
- **KB Securities** 100%
  - KBFG Securities America Inc. 100%
  - KB Securities Hong Kong Ltd. 100%
  - KB SECURITIES VIETNAM JOINT STOCK COMPANY 99.81%
  - KB-TS Technology Venture Private Equity Fund 16%
  - KB-Stonebridge Secondary Private Equity Fund 4.16%
  - KB-SPROTT Renewable Private Equity Fund I 7.69%
  - KB-SP Private Equity Fund IV 18.10%
  - KB-NAU Special Situation Corporate Restructuring Private Equity Fund 6%
  - U-KB Credit No.1 Private Equity I 23.26%
  - KB-SBI Global Strategic Capital Fund 16.30%
  - KB FINA JOINT STOCK COMPANY 100%
  - PT KB Valbury Sekuritas 65%
  - KB-LB Middle Market Enterprises Innovation Private Equity Fund 19.05%
  - KB-IMM New Star Real Estate Private Fund I 40.83%
    *KB Securities:40.83%, KB Kookmin Bank: 16.67%, KB Capital 4.17%
- **KB Insurance** 100%
  - KB Claims Survey & Adjusting Co., Ltd. 100%
  - KB Sonbo Customer & Service 100%
  - Leading Insurance Services, Inc 100%
  - KBFG Insurance(China) Co., Ltd 100%
  - PT. KB Insurance Indonesia 70%
  - KB Healthcare Co., Ltd. 100%
- **KB Kookmin Card** 100%
  - KB Credit Information 100%
  - KB Daehan Specialized Bank Plc. 97.50%
  - PT KB Finansia Multi Finance 80%
  - KBJ Capital Co., Ltd 77.40%
- **KB Life Insurance** 100%
  - KB Life Partners Co., Ltd 100%
  - KB Golden Life Care Co., Ltd 100%
- **KB Asset Management** 100%
  - KB Asset Management Singapore Pte. Ltd 100%
    - Mangrove Master Fund 100%
    - Mangrove Feeder Fund 100%
  - KBAM Shanghai Advisory Services Co., Ltd 100%
  - PTKB Valbury Asset Management 70%
  - KB Co-Investment 1st Private Equity Fund 0.93%
  - KB Mezzanine Capital 4th Private Equity Fund 2.56%
- **KB Capital** 100%
  - KB KOLAO LEASING Co., Ltd 51%
    * KB Capital: 51.00%, KB Kookmin Card: 29.00%
  - PT. Sunindo Kookmin Best Finance 85%
  - KBFintech Inc. 95.95%
- **KB Real Estate Trust** 100%
- **KB Savings Bank** 100%
- **KB Investment** 100%
  - FineKB Private Equity Fund No.1 25%
  - KB Bio Global Expansion Private Equity Fund No.1 26.32%
  - KB-Badgers Future Mobility ESG Fund 1 13.64%
  - FineKB Private Equity Fund No.2 0.85%
- **KB Data Systems** 100%
  - PT KB Data Systems Indonesia 95.10%
    *KB Data Systems: 95.10%, KB Kookmin Bank: 4.90%

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 78.6% of our total assets as of December 31, 2024. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2024, including their consolidated total assets, operating revenue, profit (loss) and total equity:

Subsidiaries	Total Assets		Operating Revenue		Profit (Loss)		Total Equity
	(in millions of Won)
Kookmin Bank	￦	562,887,180	￦	51,497,328	￦	3,251,759	￦	38,027,320
KB Securities Co., Ltd.		63,384,389		10,736,175		585,682		6,885,984
KB Insurance Co., Ltd.		40,776,375		12,818,501		839,494		5,794,024
KB Kookmin Card Co., Ltd.		30,541,628		4,428,688		402,715		5,304,801
KB Life Insurance Co., Ltd.		34,047,554		2,821,601		164,272		3,063,154
KB Asset Management Co., Ltd.		414,942		246,184		66,500		294,718
KB Capital Co., Ltd.		18,115,495		2,620,487		222,041		2,461,318
KB Savings Bank Co., Ltd.		2,575,739		225,173		(11,366)		182,216
KB Real Estate Trust Co., Ltd.		1,113,466		139,656		(113,332)		485,568
KB Investment Co., Ltd.		1,529,823		215,834		4,368		283,940
KB Data Systems Co., Ltd.		62,270		241,652		1,978		22,051

Further information regarding our subsidiaries is provided below:

•

Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2024, Kookmin Bank was one of the largest commercial banks in Korea based upon total assets (including loans) and deposits. As of December 31, 2024, Kookmin Bank had approximately 33.8 million customers, with 800 branches nationwide.

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

As of December 31, 2024, we had a countrywide network of 800 banking branches and sub-branches, as well as 476 branches and sub-branches and 197 representative offices for our other operations including our credit card, securities brokerage, insurance and consumer finance businesses. Approximately one-fifth of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. See “Item 4.B. Business Overview—Capital Markets Activities and International Banking/Finance—International Banking/Finance” for a list of our overseas subsidiaries, branches and representative and liaison offices in operation as of December 31, 2024. Kookmin Bank, Gurgaon Representative Office in India converted to Kookmin Bank, Gurugram Branch in February 2019 and Kookmin Bank, Hanoi Representative Office was liquidated in September 2020. In December 2020, we established KB Bank Myanmar Ltd., a subsidiary, in Myanmar, and in January 2022, we established Kookmin Bank, Singapore Branch in Singapore. Kookmin Bank, Yangon Representative Office was liquidated in February 2023. In October 2024, we established two branches in India, Kookmin Bank, Chennai Branch and Kookmin Bank, Pune Branch. Lease terms are generally from two to three years and seldom exceed five years. We do not own any material properties outside of Korea.

The net carrying amount of all the properties owned by us at December 31, 2024 was ￦3,984 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. The Korean government subsequently relaxed some of these measures by introducing a number of policy measures that seek to sustain housing prices and activity levels in the Korean real estate market, in light of an overall decrease in housing prices over the course of 2022. However, in recent years, the Korean government began tightening regulations again in response to the continued rise in the level of consumer debt. Housing prices in Korea fluctuated throughout 2024, with prices increasing in certain areas while decreasing in others. A decrease in housing prices, together with the high level of consumer debt and deteriorating domestic and global economic conditions, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our portfolio of retail loans. Our portfolio of retail loans increased from ￦184,016 billion as of December 31, 2023 to ￦193,803 billion as of December 31, 2024. In 2024, we recorded charge-offs of ￦480 billion and provision for credit losses of ￦637 billion in respect of our retail loan portfolio, compared to charge-offs of ￦449 billion and provision for credit losses of ￦507 billion in 2023 and charge-offs of ￦336 billion and provision for credit losses of ￦551 billion in 2022. See “Item 3.D. Risk Factors—Risks relating to our retail credit portfolio.”

Our loans to small- and medium-sized enterprises increased from ￦151,892 billion as of December 31, 2023 to ￦161,239 billion as of December 31, 2024. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2024, we recorded charge-offs of ￦34 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of ￦54 billion in 2023 and ￦7 billion in 2022. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy in 2025 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•	the occurrence of severe health epidemics, including the COVID-19 pandemic;

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•	interest rate fluctuations as well as perceived or actual changes in policy rates, or other monetary and fiscal policies set forth, by the U.S. Federal Reserve and other central banks;

•	a rise in inflation rates and volatility in stock markets and exchange rates worldwide;

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe;

•

a deterioration in economic and trade relations between the United States and its trading partners, including as a result of the imposition of significant tariffs by the United States on its trading partners, which has been followed by retaliatory tariffs in some cases;

•

escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East (including those resulting from the hostilities in the Middle East following the Israel-Hamas war);

•	the slowdown of economic growth in China and other major emerging market economies;

•	increased uncertainties in the global financial markets and industry, including difficulties faced by several banks in the United States and Europe; and

•	political and social instability in various countries in the Middle East, including Iran, Syria, Iraq and Yemen.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations. For example, in recent years, the COVID-19 pandemic had led to significant global economic and financial disruptions, including an adverse impact on international trade and business activities, sharp declines and significant volatility in the financial markets as well as decreases in interest rates worldwide. See “Item 3.D. Risk Factors—Other risks relating to our business—Any possible recurrence of COVID-19 or the outbreak of any other types of widespread infectious diseases may adversely affect our business, financial condition or results of operations.” More recently, in early 2023, difficulties at several banks in the United States and Europe caused uncertainty for financial services companies, in particular the banking sector, and fear of instability in the global financial system generally, including in Korea. Future events involving limited liquidity, defaults, non-performance or other adverse developments that affect the financial services industry generally or financial institutions, transactional counterparties or other companies in the financial services industry, or concerns or rumors about any events of these kinds or other similar risks, may lead to market-wide liquidity problems or increase our risk in various dealings with our counterparties, among others. See “Item 3.D. Risk Factors—Other risks relating to our business—Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, could adversely affect our results of operations and financial condition.”

In addition, the interest rates on our interest-earning assets and interest-bearing liabilities, and therefore our net interest income, are affected by The Bank of Korea’s policy rates. Amid rising concerns of a potential global recession as a result of the COVID-19 pandemic, the Bank of Korea had reduced its policy rate to 0.75% in March 2020 and 0.50% in May 2020. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, the Bank of Korea gradually raised its policy rate to pre-pandemic levels of 1.25% from August 2021 through January 2022. Furthermore, in response to rising levels of household debt and inflation in Korea as well as globally, the Bank of Korea continued to raise its policy rate to 3.50% from April 2022 through January 2023. More recently, the Bank of Korea lowered its policy rate to 3.25% in October 2024, 3.00% in November 2024 and 2.75% in February 2025 in response to weak economic conditions in Korea.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has depreciated significantly in recent years and has been subject to significant volatility as a result of the COVID-19 pandemic, the Russia-Ukraine war and the ensuing sanctions against Russia, the hostilities in the Middle East following the Israel-Hamas war, the difference in policy rates between the United States and Korea and, more recently, the political instability in Korea relating to the impeachment of former President Yoon in April 2025 following his declaration of martial law in December 2024, among others. A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated borrowings, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there have been fluctuations in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

As a result of the volatile conditions on the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, high inflation rates, difficulties faced by several banks in the United States and Europe, increased uncertainties resulting from geopolitical tensions, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, changes in fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2025 and for the foreseeable future remains highly uncertain.

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

	June 30, 2020		Dec. 31, 2020		June 30, 2021		Dec. 31, 2021		June 30, 2022		Dec. 31, 2022		June 30, 2023		Dec. 31, 2023		June 30, 2024		Dec. 31, 2024
KOSPI		2,108.33		2,873.47 (4)		3,296.68		2,977.65 (5)		2,332.64		2,236.40 (6)		2,564.28		2,655.28 (7)		2,797.82		2,399.49 (8)
￦/US$ exchange rates(1)	￦	1,200.7	￦	1,088.0	￦	1,130.4	￦	1,188.6	￦	1,299.0	￦	1,260.2	￦	1,317.8	￦	1,291.0	￦	1,376.6	￦	1,477.9
Corporate bond rates(2)		1.78%		1.70%		1.99%		2.54%		4.50%		5.47%		5.11%		4.55%		4.10%		3.58%
Treasury bond rates(3)		0.85%		0.97%		1.45%		1.80%		3.55%		3.73%		3.66%		3.15%		3.18%		2.60%

(1)	Represents the noon buying rate on the dates indicated.

(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Economy and Finance of Korea.
(4)	As of December 30, 2020, the last day of trading for the KRX KOSPI Market in 2020.
(5)	As of December 30, 2021, the last day of trading for the KRX KOSPI Market in 2021.
(6)	As of December 29, 2022, the last day of trading for the KRX KOSPI Market in 2022.
(7)	As of December 28, 2023, the last day of trading for the KRX KOSPI Market in 2023.
(8)	As of December 30, 2024, the last day of trading for the KRX KOSPI Market in 2024.

Results of Operations

Certain figures as of and for the years ended December 31, 2022 and 2023 below have been retroactively adjusted to reflect, among others, changes in our accounting policies relating to the application of IFRS 17 Insurance Contracts, a detailed description of which can be found in Note 2.1.3 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Percentage Change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won, except percentages)						(%)
Interest income
Due from financial institutions measured at amortized cost(1)	￦	166	￦	352	￦	396	112.0	12.5
Financial instruments at fair value through profit or loss(2)		930		1,415		1,459	52.2	3.1
Loans(3)		17,369		23,965		24,621	38.0	2.7
Financial investments (debt securities)(4)		2,306		3,389		3,985	47.0	17.6
Insurance finance income		17		21		31	23.5	47.6

Total interest income		20,787		29,142		30,491	40.2	4.6

Interest expense
Deposits		4,637		10,053		10,379	116.8	3.2
Borrowings(5)		1,498		3,067		3,185	104.7	3.8
Debentures		1,641		2,307		2,623	40.6	13.7
Insurance finance expense		1,460		1,534		1,478	5.1	(3.7)

Total interest expense		9,237		16,961		17,665	83.6	4.2

Net interest income	￦	11,551	￦	12,181	￦	12,827	5.5	5.3

Net interest margin(6)		2.05%		2.02%		2.02%

(1)	Consists of cash and interest-earning deposits in other banks.
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

Comparison of 2024 to 2023

Interest income. Interest income increased 4.6% from ￦29,142 billion in 2023 to ￦30,491 billion in 2024, primarily as a result of a 2.7% increase in interest on loans and a 17.6% increase in interest on financial investments. The average volume of our interest-earning assets increased 5.5% from ￦602,961 billion in 2023 to ￦635,903 billion in 2024, principally due to growths in our loan portfolios and our financial investments. The effect of such increase was slightly offset by a 4 basis point decrease in the average yield on our interest-earning assets from 4.83% in 2023 to 4.79% in 2024, which reflected the lower overall level of interest rates prevailing in Korea in 2024 compared to 2023 in anticipation of a decrease in policy rates, which occurred toward the end of 2024, as discussed above in “—Overview—Trends in the Korean Economy.”

The 2.7% increase in interest on loans from ￦23,965 billion in 2023 to ￦24,621 billion in 2024 was primarily the result of:

•

a 7.9% increase in the average volume of foreign-currency loans from ￦34,045 billion in 2023 to ￦36,721 billion in 2024, which was enhanced by an 11 basis point increase in the average yield on such loans from 8.37% in 2023 to 8.48% in 2024;

•

a 5.0% increase in the average volume of corporate loans from ￦203,950 billion in 2023 to ￦214,225 billion in 2024, which was offset in part by a 14 basis point decrease in the average yield on such loans from 4.79% in 2023 to 4.65% in 2024; and

•

a 17.5% increase in the average volume of home equity loans from ￦28,213 billion in 2023 to ￦33,158 billion in 2024, which was offset in part by a 14 basis point decrease in the average yield on such loans from 4.46% in 2023 to 4.32% in 2024.

The effects of such changes were offset in part by a 4.7% decrease in the average volume of other consumer loans from ￦61,922 billion in 2023 to ￦59,016 billion in 2024, which was in turn slightly offset by a 6 basis point increase in the average yield on such loans from 6.82% in 2023 to 6.88% in 2024.

The increases in the average volumes of foreign-currency and corporate loans were attributable primarily to an increase in demand for such loans in light of the continuing uncertainty in the Korean and global financial markets in 2024 compared to 2023. The increase in the average volume of home equity loans was primarily attributable to an overall increase in the number of houses purchased in Korea, as the Korean real estate market recovered slightly in 2024 compared to 2023. The decrease in the average volume of other consumer loans was primarily due to a decrease in demand for such loans, reflecting lower consumer confidence in light of the increased volatility in the Korean and global economies and financial markets in 2024 compared to 2023. The increase in the average yield on foreign-currency loans primarily reflected the higher levels of interest rates applicable to loans provided by certain of our foreign subsidiaries in 2024 compared to 2023, while the increase in the average yield on other consumer loans primarily reflected the higher levels of interest rates applicable to such loans following a deterioration of the overall credit quality of such loans in 2024. The decreases in the average yields on corporate and home equity loans were mainly due to the lower overall level of interest rates prevailing in Korea in 2024 compared to 2023 in anticipation of a decrease in policy rates, which occurred toward the end of 2024. Overall, the average volume of our loans increased 4.8% from ￦443,344 billion in 2023 to ￦464,544 billion in 2024, while the average yield on our loans decreased by 11 basis points from 5.41% in 2023 to 5.30% in 2024.

Our financial investments portfolio consists of securities and loans measured at fair value through other comprehensive income and securities measured at amortized cost, including debt securities issued by government-owned or -controlled enterprises or financial institutions and debt securities issued by Korean banks and other financial institutions. The 17.6% increase in interest on financial investments from ￦3,389 billion in 2023 to ￦3,985 billion in 2024 was the result of a 26 basis point increase in the average yield on financial investments from 2.96% in 2023 to 3.22% in 2024, which was enhanced by an 8.1% increase in the average volume of financial investments from ￦114,524 billion in 2023 to ￦123,799 billion in 2024. The increase in the average yield on financial investments resulted primarily from a re-balancing of our financial investments portfolio, as we reinvested the proceeds of certain older investments with low interest rates that matured in 2024 at relatively higher interest rate levels. The increase in the average volume of financial investments was primarily due to an increase in our purchases of bonds issued by financial institutions and government and public bonds.

Interest expense. Interest expense increased 4.2% from ￦16,961 billion in 2023 to ￦17,665 billion in 2024, primarily due to a 3.2% increase in interest expense on deposits and a 13.7% increase in interest expense on debentures, the effects of which were enhanced by a 3.8% increase in interest expense on borrowings. The average volume of our interest-bearing liabilities increased 6.2% from ￦588,122 billion in 2023 to ￦624,548 billion in 2024, which was principally due to an increase in the average volume of our deposits, which was enhanced by increases in the average volumes of our insurance liabilities and debentures. The effect of such increase was offset in part by a 5 basis point decrease in the average cost of our interest-bearing liabilities from 2.88% in 2023 to 2.83% in 2024, which was driven mainly by an increase in the proportion of deposits within our overall interest-bearing liabilities, which have a relatively lower average yield than our other interest-bearing liabilities.

The 3.2% increase in interest expense on deposits from ￦10,053 billion in 2023 to ￦10,379 billion in 2024 was primarily due to an 8.3% increase in the average volume of time deposits from ￦223,607 billion in 2023 to ￦242,061 billion in 2024, which was offset in part by a 23 basis point decrease in the average cost of such deposits from 4.00% in 2023 to 3.77% in 2024. The increase in the average volume of such deposits mainly reflected customers’ continuing preference for low-risk products in Korea in light of the continuing uncertainty in financial markets in 2024, as well as customers’ desire to lock in the relatively higher interest rates applicable to such products in anticipation of future declines in interest rates. The decrease in the average cost of such deposits was principally due to the lower overall level of interest rates prevailing in Korea in 2024 compared to 2023 in anticipation of a decrease in policy rates, which occurred toward the end of 2024. Overall, the average volume of our deposits increased 6.3% from ￦391,511 billion in 2023 to ￦416,310 billion in 2024, while the average cost of our deposits decreased by 8 basis points from 2.57% in 2023 to 2.49% in 2024.

The 13.7% increase in interest expense on debentures from ￦2,307 billion in 2023 to ￦2,623 billion in 2024 was due to a 25 basis point increase in the average cost of debentures from 3.34% in 2023 to 3.59% in 2024, which was enhanced by a 5.7% increase in the average volume of debentures from ￦69,119 billion in 2023 to ￦73,062 billion in 2024. The increase in the average cost of debentures mainly reflected a decrease in the proportion of some of our short-term debentures with low interest rates coupled with an increase in the proportion of some of our long-term debentures with relatively higher interest rates. The increase in the average volume of debentures was principally due to our increased use of debentures to meet our funding needs.

The 3.8% increase in interest expense on borrowings from ￦3,067 billion in 2023 to ￦3,185 billion in 2024 was due to a 2.0% increase in the average volume of borrowings from ￦80,839 billion in 2023 to ￦82,444 billion in 2024 and a 6 basis point increase in the average cost of borrowings from 3.80% in 2023 to 3.86% in 2024. The increase in the average volume of borrowings mainly reflected our increased use of borrowings to meet our funding needs, while the increase in the average cost of borrowings mainly reflected an increase in the proportion of some of our call moneys with high interest rates coupled with a decrease in the proportion of some of our short-term borrowings denominated in foreign currencies with relatively lower interest rates.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin remained stable at 2.02% in 2023 and 2024, as a 5.3% increase in our net interest income from ￦12,181 billion in 2023 to ￦12,827 billion in 2024 was matched by a 5.5% increase in the average volume of our interest-earnings assets from ￦602,961 billion in 2023 to ￦635,903 billion in 2024. The amount of increase in interest income outpaced the amount of increase in interest expense, resulting in an increase in net interest income. The growth rate in average interest-earning assets was more than offset by a 6.2% increase in average interest-bearing liabilities from ￦588,122 billion in 2023 to ￦624,548 billion in 2024. Our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, increased slightly from 1.95%

in 2023 to 1.96% in 2024, as a decrease in the average yield on interest-earning assets was slightly outpaced by the decrease in the average cost of interest-bearing liabilities between the two periods.

Comparison of 2023 to 2022

Interest income. Interest income increased 40.2% from ￦20,787 billion in 2022 to ￦29,142 billion in 2023, primarily as a result of a 38.0% increase in interest on loans, the effect of which was enhanced by a 47.0% increase in interest on financial investments and a 52.2% increase in interest on financial instruments at fair value through profit or loss. The average yield on our interest-earning assets increased by 113 basis points from 3.70% in 2022 to 4.83% in 2023, which reflected the higher overall level of interest rates prevailing in Korea in 2023 compared to 2022, as discussed above in “—Overview—Trends in the Korean Economy.” The effect of such increase was enhanced by a 7.2% increase in the average volume of our interest-earning assets from ￦562,545 billion in 2022 to ￦602,961 billion in 2023, principally due to growths in our loan portfolios and financial investments.

The 38.0% increase in interest on loans from ￦17,369 billion in 2022 to ￦23,965 billion in 2023 was primarily the result of:

•

a 111 basis point increase in the average yield on corporate loans from 3.68% in 2022 to 4.79% in 2023, which was enhanced by a 2.5% increase in the average volume of such loans from ￦199,011 billion in 2022 to ￦203,950 billion in 2023;

•

a 133 basis point increase in the average yield on mortgage loans from 3.01% in 2022 to 4.34% in 2023, which was slightly enhanced by a 0.7% increase in the average volume of such loans from ￦91,781 billion in 2022 to ￦92,427 billion in 2023;

•

a 39.5% increase in the average volume of foreign-currency loans from ￦24,412 billion in 2022 to ￦34,045 billion in 2023, which was enhanced by a 178 basis point increase in the average yield on such loans from 6.59% in 2022 to 8.37% in 2023; and

•

a 218 basis point increase in the average yield on other consumer loans from 4.64% in 2022 to 6.82% in 2023, which was offset in part by an 11.3% decrease in the average volume of such loans from ￦69,793 billion in 2022 to ￦61,922 billion in 2023.

The average yields on corporate, mortgage, foreign-currency and other consumer loans increased mainly due to the increase in the general level of interest rates in Korea and globally in 2023 compared to 2022. The increases in the average volumes of corporate, mortgage and foreign-currency loans were attributable primarily to an increase in demand for such loans in light of the increasing uncertainty in the Korean and global financial markets in 2023 compared to 2022. The decrease in the average volume of other consumer loans was primarily due to an increase in interest rates applicable to these loans, which led to a decrease in demand for such loans. Overall, the average yield on our loans increased by 141 basis points from 4.00% in 2022 to 5.41% in 2023, while the average volume of our loans increased 2.1% from ￦434,381 billion in 2022 to ￦443,344 billion in 2023.

The 47.0% increase in interest on financial investments from ￦2,306 billion in 2022 to ￦3,389 billion in 2023 was the result of a 36.7% increase in the average volume of financial investments from ￦83,764 billion in 2022 to ￦114,524 billion in 2023, which was enhanced by a 21 basis point increase in the average yield on financial investments from 2.75% in 2022 to 2.96% in 2023. The increase in the average volume of financial investments was primarily due to an increase in our purchases of government and public bonds and bonds issued by financial institutions. The increase in the average yield on financial investments primarily reflected the increase in the general level of interest rates in Korea and globally in 2023 compared to 2022.

The 52.2% increase in interest on financial instruments at fair value through profit or loss from ￦930 billion in 2022 to ￦1,415 billion in 2023 was primarily due to a 150 basis point increase in the average yield on such financial instruments from 3.31% in 2022 to 4.81% in 2023, which was enhanced by a 4.8%

increase in the average volume of such financial instruments from ￦28,097 billion in 2022 to ￦29,447 billion in 2023. The increase in average yield on such financial instruments mainly reflected the increase in the general level of interest rates in Korea and globally in 2023 compared to 2022. The increase in the average volume of such financial instruments mainly reflected an increase in our purchases of government and public bonds as well as corporate bonds.

Interest expense. Interest expense increased 83.6% from ￦9,237 billion in 2022 to ￦16,961 billion in 2023, primarily due to a 116.8% increase in interest expense on deposits and, to lesser extents, a 104.7% increase in interest expense on borrowings and a 40.6% increase in interest expense on debentures. The average cost of interest-bearing liabilities increased by 118 basis points from 1.70% in 2022 to 2.88% in 2023, which was driven mainly by the increase in the general level of interest rates in Korea and globally in 2023 compared to 2022. The effect of this increase was enhanced by an 8.2% increase in the average volume of our interest-bearing liabilities from ￦543,390 billion in 2022 to ￦588,122 billion in 2023, which mainly reflected increases in the average volumes of insurance liabilities and, to lesser extents, deposits and borrowings.

The 116.8% increase in interest expense on deposits from ￦4,637 billion in 2022 to ￦10,053 billion in 2023 was primarily due to a 187 basis point increase in the average cost of time deposits from 2.13% in 2022 to 4.00% in 2023, which was enhanced by a 17.6% increase in the average volume of such deposits from ￦190,210 billion in 2022 to ￦223,607 billion in 2023. The increase in the average cost of such deposits was principally due to the increase in the general level of interest rates in Korea and globally in 2023 compared to 2022, while the increase in the average volume of such deposits mainly reflected customers’ increasing demand for such products in light of the higher general level of interest rates in Korea and the increase in the volatility of the financial markets in 2023 compared to 2022. Overall, the average cost of our deposits increased by 135 basis points from 1.22% in 2022 to 2.57% in 2023, while the average volume of our deposits increased 3.3% from ￦378,974 billion in 2022 to ￦391,511 billion in 2023.

The 104.7% increase in interest expense on borrowings from ￦1,498 billion in 2022 to ￦3,067 billion in 2023 was principally attributable to a 182 basis point increase in the average cost of borrowings from 1.98% in 2022 to 3.80% in 2023, which was enhanced by a 6.8% increase in the average volume of borrowings from ￦75,692 billion in 2022 to ￦80,839 billion in 2023. The increase in the average cost of borrowings mainly reflected the increase in the general level of interest rates in Korea and globally in 2023 compared to 2022, while the increase in the average volume of borrowings was primarily due to our increased use of borrowings to meet our funding needs.

The 40.6% increase in interest expense on debentures from ￦1,641 billion in 2022 to ￦2,307 billion in 2023 was primarily due to a 99 basis point increase in the average cost of debentures from 2.35% in 2022 to 3.34% in 2023, which was offset in part by a 1.1% decrease in the average volume of debentures from ￦69,886 billion in 2022 to ￦69,119 billion in 2023. The increase in the average cost of debentures mainly reflected the increase in the general level of interest rates in Korea and globally in 2023 compared to 2022, while the decrease in the average volume of debentures was principally due to our decreased use of debentures to meet our funding needs.

Net interest margin. Our overall net interest margin decreased from 2.05% in 2022 to 2.02% in 2023, as a 5.5% increase in our net interest income from ￦11,551 billion in 2022 to ￦12,181 billion in 2023 was outpaced by a 7.2% increase in the average volume of our interest-earnings assets from ￦562,545 billion in 2022 to ￦602,961 billion in 2023. The amount of increase in interest income outpaced the amount of increase in interest expense, resulting in an increase in net interest income. The growth rate in average interest-earning assets was more than offset by an 8.2% increase in average interest-bearing liabilities from ￦543,390 billion in 2022 to ￦588,122 billion in 2023. Our net interest spread decreased from 2.00% in 2022 to 1.95% in 2023. The decrease in our net interest spread reflected a larger increase in the average cost of interest-bearing liabilities compared to the average yield on interest-earning assets between the two periods, primarily due to the earlier adjustment of interest rates on interest-earning assets compared to interest rates on interest-bearing liabilities as interest rates ceased to increase further and began to stabilize in 2023.

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

Comparison of 2024 to 2023

Our provision for credit losses decreased 35.0% from ￦3,146 billion in 2023 to ￦2,044 billion in 2024, primarily due to a decrease in provision for credit losses of loans.

Our provision for credit losses of loans decreased 26.8% from ￦2,863 billion in 2023 to ￦2,097 billion in 2024, mainly due to a decrease in our provision for credit losses in respect of our corporate loans. Such decrease mainly reflected an improvement in the overall asset quality of such loans. Such decrease was offset in part by an increase in provision for credit losses in respect of our retail loans, which resulted from our provisioning strategy pursuant to which we preemptively accounted for a potential increase in credit losses that could result from a deterioration in the overall asset quality of our loan portfolios, mainly due to an increasing likelihood of default by borrowers in light of the general slowdown in the economy in Korea. Our loan write-offs increased 12.9% from ￦1,758 billion in 2023 to ￦1,984 billion in 2024, due to increases in write-offs of corporate loans, credit card receivables and retail loans.

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

Corporate Loans. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2022	2023	2024
	(%)
Impaired corporate loans as a percentage of total corporate loans	0.9	1.2	1.2
Allowances for credit losses for corporate loans as a percentage of total corporate loans	0.9	1.3	1.2
Allowances for credit losses for corporate loans as a percentage of impaired corporate loans	98.5	106.9	101.4
Net charge-offs of corporate loans as a percentage of total corporate loans	0.2	0.2	0.2

During 2024, impaired corporate loans as a percentage of total corporate loans remained stable, as our impaired corporate loans and our total corporate loans increased. Allowances for credit losses for corporate loans as a percentage of both total corporate loans and impaired corporate loans decreased during 2024, as the increases in our total corporate loans and our impaired corporate loans outpaced the increase in our allowances for credit losses for corporate loans.

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

Retail Loans. The following table shows, for the periods indicated, certain information regarding our impaired retail loans:

	As of December 31,
	2022	2023	2024
	(%)
Impaired retail loans as a percentage of total retail loans	0.5	0.6	0.6
Allowances for credit losses for retail loans as a percentage of total retail loans	0.7	0.7	0.8
Allowances for credit losses for retail loans as a percentage of impaired retail loans	142.8	118.2	122.5
Net charge-offs of retail loans as a percentage of total retail loans	0.2	0.3	0.3

During 2024, impaired retail loans as a percentage of total retail loans remained stable, as our impaired retail loans and our total retail loans increased. Allowances for credit losses for retail loans as a percentage of both total retail loans and impaired retail loans increased during 2024, as an increase in our allowances for credit losses for retail loans outpaced the increases in both our total retail loans and our impaired retail loans.

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

Credit Card Balances. The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2022	2023	2024
	(%)
Impaired credit card balances as a percentage of total credit card balances	2.6	3.6	2.5
Allowances for credit losses for credit card balances as a percentage of total credit card balances	3.7	4.2	3.7
Allowances for credit losses for credit card balances as a percentage of impaired credit card balances	140.8	117.6	148.7
Net charge-offs as a percentage of total credit card balances	1.5	2.5	2.5

During 2024, impaired credit card balances as a percentage of total credit card balances decreased due to a decrease in our impaired credit card balances, as well as an increase in our total credit card balances. Allowances for credit losses for credit card balances as a percentage of total credit card balances decreased during 2024, as allowances for credit losses for credit card balances decreased while our total credit card balances increased. However, allowances for credit losses for credit card balances as a percentage of impaired credit card balances increased, as the rate of decrease in the amount of our allowances for credit losses for credit card balances was outpaced by the rate of decrease of our impaired credit card balances.

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

Net Fee and Commission Income

The following table shows, for the periods indicated, the components of our net fee and commission income:

	Year Ended December 31,						Percentage Change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Fee and commission income	￦	5,126	￦	5,368	￦	5,482	4.7	2.1
Fee and commission expense		(1,611)		(1,695)		(1,632)	5.2	(3.7)

Net fee and commission income	￦	3,515	￦	3,674	￦	3,850	4.5	4.8

Comparison of 2024 to 2023

Our net fee and commission income increased 4.8% from ￦3,674 billion in 2023 to ￦3,850 billion in 2024, due to a 2.1% increase in fee and commission income from ￦5,368 billion in 2023 to ￦5,482 billion in 2024, which was enhanced by a 3.7% decrease in fee and commission expense from ￦1,695 billion in 2023 to ￦1,632 billion in 2024.

The 2.1% increase in fee and commission income was primarily due to a 3.9% increase in credit card and debit card related fees received from ￦1,599 billion in 2023 to ￦1,662 billion in 2024 and a 17.2% increase in foreign currency related fees received from ￦309 billion in 2023 to ￦362 billion in 2024, which were enhanced by, to lesser extents, increases in lease fees, acceptances and guarantees fees, lending activity fees and agent activity fees received. The effects of such increases were offset in part by a 23.2% decrease in trust and other fiduciary fees received from ￦375 billion in 2023 to ￦288 billion in 2024. The increase in credit card and debit card related fees received was mainly due to an increase in the use of credit cards and debit cards by our customers, and the increase in foreign currency related fees received was mainly due to an increase in the number of foreign currency transactions conducted by our customers. The decrease in trust and other fiduciary fees received was primarily due to a decrease in trust fees, which in turn resulted mainly from a decrease in land trust fees received by KB Real Estate Trust.

The 3.7% decrease in fee and commission expense was principally attributable to a 4.3% decrease in credit card and debit card related fees paid from ￦862 billion in 2023 to ￦825 billion in 2024, a 5.6% decrease in other miscellaneous fees paid from ￦481 billion in 2023 to ￦454 billion in 2024 and a 10.7% decrease in outsourcing related fees paid from ￦168 billion in 2023 to ￦150 billion in 2024. The effects of such increases were offset in part by a 26.9% increase in foreign currency related fees paid from ￦93 billion in 2023 to ￦118 billion in 2024. The decrease in credit card and debit card related fees paid was mainly due to a decrease in marketing fees paid by KB Kookmin Card, the decrease in other miscellaneous fees paid was mainly due to a decrease in securitization-related commission expenses paid by KB Kookmin Card, and the decrease in outsourcing related fees paid was primarily due to decreases in consulting and other miscellaneous fees paid by KB Kookmin Card and KB Insurance. The increase in foreign currency related fees paid was mainly due to an increase in the number of foreign currency transactions conducted by our customers.

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

Net Insurance Income

The following table shows, for the periods indicated, the components of our net insurance income:

	Year Ended December 31,						Percentage Change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Insurance income	￦	10,099	￦	11,005	￦	11,456	9.0	4.1
Insurance expense		(8,758)		(9,559)		(9,806)	9.1	2.6

Net insurance income	￦	1,342	￦	1,447	￦	1,650	7.8	14.0

Comparison of 2024 to 2023

Our net insurance income increased 14.0% from ￦1,447 billion in 2023 to ￦1,650 billion in 2024, due to a 4.1% increase in insurance income from ￦11,005 billion in 2023 to ￦11,456 billion in 2024, which was offset in part by a 2.6% increase in insurance expense from ￦9,559 billion in 2023 to ￦9,806 billion in 2024.

The increase in insurance income was due to a 6.7% increase in insurance revenue from ￦10,322 billion in 2023 to ￦11,017 billion in 2024, which was offset in part by a 35.7% decrease in reinsurance revenue from ￦683 billion in 2023 to ￦439 billion in 2024. The increase in insurance revenue was primarily due to a 9.3% increase in long-term non-life insurance income from ￦5,306 billion in 2023 to ￦5,800 billion in 2024, which was enhanced by a 3.9% increase in automobile insurance income from ￦2,715 billion in 2023 to ￦2,820 billion in 2024.

The increase in insurance expense was primarily attributable to a 1.9% increase in insurance service expense from ￦8,721 billion in 2023 to ￦8,884 billion in 2024 and, to a lesser extent, a 10.0% increase in reinsurance expense from ￦838 billion in 2023 to ￦922 billion in 2024. The increase in insurance service expense was primarily due to a 6.0% increase in long-term non-life insurance expense from ￦4,459 billion in 2023 to ￦4,728 billion in 2024, which was enhanced by a 5.7% increase in automobile insurance expense from ￦2,642 billion in 2023 to ￦2,792 billion in 2024, the effects of which were offset in part by an 86.4% decrease in overseas insurance expense from ￦162 billion in 2023 to ￦22 billion in 2024.

Comparison of 2023 to 2022

Our net insurance income increased 7.8% from ￦1,342 billion in 2022 to ￦1,447 billion in 2023, due to a 9.0% increase in insurance income from ￦10,099 billion in 2022 to ￦11,005 billion in 2023, the effect of which was offset in part by a 9.1% increase in insurance expense from ￦8,758 billion in 2022 to ￦9,559 billion in 2023.

The increase in insurance income was due to a 7.8% increase in insurance revenue from ￦9,577 billion in 2022 to ￦10,322 billion in 2023 and a 30.8% increase in reinsurance revenue from ￦522 billion in 2022 to ￦683 billion in 2023. The increase in insurance revenue was primarily due to an 11.6% increase in long-term non-life insurance income from ￦4,755 billion in 2022 to ￦5,306 billion in 2023, which was enhanced by a 5.8% increase in automobile insurance income from ￦2,567 billion in 2022 to ￦2,715 billion in 2023.

The increase in insurance expense was attributable to a 9.3% increase in insurance service expense from ￦7,982 billion in 2022 to ￦8,721 billion in 2023 and an 8.0% increase in reinsurance expense from ￦776 billion in 2022 to ￦838 billion in 2023. The increase in insurance service expense was primarily due to a 16.7% increase in long-term non-life insurance expense from ￦3,820 billion in 2022 to ￦4,459 billion in 2023, which was enhanced by a 3.9% increase in automobile insurance expense from ￦2,543 billion in 2022 to ￦2,642 billion in 2023.

For further information regarding our net insurance income, see Note 38 of the notes to our consolidated financial statements included elsewhere in this annual report.

Net Gains on Financial Instruments at Fair Value through Profit or Loss

The following table shows, for the periods indicated, the components of our net gains on financial instruments at fair value through profit or loss:

	Year Ended December 31,						Percentage Change
	2022		2023		2024		2023/2022		2024/2023
	(in billions of Won)						(%)
Net gains (losses) on financial assets at fair value through profit or loss	￦	(2,110)	￦	3,243	￦	1,914	N/M	(1)	(41.0)
Net gains (losses) on derivatives held for trading		161		(431)		(583)	N/M	(1)	35.3
Net gains (losses) on financial liabilities at fair value through profit or loss		51		(318)		(2)	N/M	(1)	(99.4)
Net gains (losses) on financial instruments designated at fair value through profit or loss		758		(331)		(317)	N/M	(1)	(4.2)

Net gains (losses) on financial instruments at fair value through profit or loss	￦	(1,140)	￦	2,163	￦	1,012	N/M	(1)	(53.2)

(1)	“N/M” means not meaningful.

Comparison of 2024 to 2023

Our net gains on financial instruments at fair value through profit or loss decreased 53.2% from ￦2,163 billion in 2023 to ￦1,012 billion in 2024. Such decrease was primarily attributable to a 41.0% decrease in net gains on financial assets at fair value through profit or loss, the effect of which was offset in part by a 99.4% decrease in net losses on financial liabilities at fair value through profit or loss.

•

Our net gains on financial assets at fair value through profit or loss decreased 41.0% from ￦3,243 billion in 2023 to ￦1,914 billion in 2024, due to a 25.6% decrease in net gain on debt securities held for trading from ￦2,797 billion in 2023 to ￦2,081 billion in 2024, which was enhanced by a change in net gains (losses) on equity securities held for trading from net gains of ￦446 billion in 2023 to net losses of ￦167 billion in 2024.

•

Our net losses on financial liabilities at fair value through profit or loss decreased by 99.4% from ￦318 billion in 2023 to ￦2 billion in 2024. Such change was attributable to an 85.9% increase in revenue on financial liabilities at fair value through profit or loss from ￦192 billion in 2023 to ￦357 billion in 2024 and a 29.8% decrease in losses on financial liabilities at fair value through profit or loss from ￦510 billion in 2023 to ￦358 billion in 2024.

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

Comparison of 2024 to 2023

Our net other insurance finance expenses decreased 23.6% from ￦572 billion in 2023 to ￦437 billion in 2024, primarily due to a decrease in other insurance finance expenses of our variable life insurance.

Comparison of 2023 to 2022

Our net other insurance finance income (expenses) changed from net income of ￦720 billion in 2022 to net expenses of ￦572 billion in 2023, primarily due to a change in other insurance finance income (expense) of our variable life insurance from net income in 2022 to net expenses in 2023.

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year Ended December 31,						Percentage Change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Expenses related to employees	￦	4,157	￦	4,014	￦	4,221	(3.4)	5.2
Depreciation and amortization		817		866		916	6.0	5.8
Other general and administrative expenses		1,670		1,767		1,801	5.8	1.9

General and administrative expenses	￦	6,644	￦	6,647	￦	6,939	0.0	4.4

Comparison of 2024 to 2023

Our general and administrative expenses increased 4.4% from ￦6,647 billion in 2023 to ￦6,939 billion in 2024, as a result of a 5.2% increase in expenses related to employees from ￦4,014 billion in 2023 to ￦4,221 billion in 2024, and to lesser extents, a 5.8% increase in depreciation and amortization expenses from ￦866 billion in 2023 to ￦916 billion in 2024 and a 1.9% increase in other general and administrative expenses from ￦1,767 billion in 2023 to ￦1,801 billion in 2024.

The increase in expenses related to employees was attributable mainly to a 3.3% increase in salaries from ￦2,621 billion in 2023 to ￦2,707 billion in 2024 and a 100.0% increase in share-based payments from ￦70 billion in 2023 to ￦140 billion in 2024, which was enhanced by an 11.2% increase in termination benefits from ￦276 billion in 2023 to ￦307 billion in 2024. The increase in salaries paid was mainly due to general increases in wages paid to the employees of Kookmin Bank, KB Kookmin Card and KB Capital, while the increase in share-based payments mainly reflected increases in stock grants provided to employees of Kookmin Bank and KB Securities. The increase in termination benefits was mainly due to increases in the number of employees participating in our early retirement programs and the amount of termination benefits granted per employee.

The increase in depreciation and amortization expenses was mainly due to increases in the depreciation of our right-of-use buildings and amortization of our software assets.

The increase in other general and administrative expenses was mainly attributable to a 6.9% increase in taxes and dues paid from ￦304 billion in 2023 to ￦325 billion in 2024 and a 7.3% increase in service fees paid from ￦233 billion in 2023 to ￦250 billion in 2024.

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

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year Ended December 31,						Percentage Change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Other operating income	￦	13,083	￦	7,651	￦	7,586	(41.5)	(0.8)
Other operating expenses		(15,345)		(10,364)		(9,459)	(32.5)	(8.7)

Net other operating expenses	￦	(2,262)	￦	(2,713)	￦	(1,873)	19.9	(31.0)

Comparison of 2024 to 2023

Our net other operating expenses decreased 31.0% from ￦2,713 billion in 2023 to ￦1,873 billion in 2024, due to an 8.7% decrease in other operating expenses from ￦10,364 billion in 2023 to ￦9,459 billion in 2024, which was slightly offset by a 0.8% decrease in other operating income from ￦7,651 billion in 2023 to ￦7,586 billion in 2024.

Other operating expenses include principally losses on foreign exchange transactions, losses on hedge accounting, losses related to financial assets at amortized cost, losses related to financial instruments at fair value through other comprehensive income, depreciation expenses of operating lease assets, deposit insurance fees, credit guarantee fund fees and miscellaneous other operating expenses. The 8.7% decrease in other operating expenses was mainly the result of a 12.3% decrease in losses on foreign exchange transactions from ￦6,130 billion in 2023 to ￦5,375 billion in 2024, which was enhanced by a 12.0% decrease in miscellaneous other operating expenses from ￦1,870 billion in 2023 to ￦1,646 billion in 2024. The decrease in losses on foreign exchange transactions, which was primarily due to an overall decrease in the volume of our foreign exchange transactions, was offset in large part by a decrease in gains on foreign exchange transactions, which is recorded as part of other operating income. The decrease in miscellaneous other operating expenses was mainly due to a decrease in expenses relating to membership points at KB Kookmin Card.

Other operating income includes principally gains on foreign exchange transactions, gains on hedge accounting, gains on financial assets at amortized cost, gains on financial instruments at fair value through other comprehensive income and miscellaneous other operating income. The 0.8% decrease in other operating income was primarily attributable to a 6.3% decrease in gains on foreign exchange transactions from ￦6,481 billion in 2023 to ￦6,070 billion in 2024, the effect of which was largely offset by a 33.2% increase in gains on hedge accounting from ￦361 billion in 2023 to ￦481 billion in 2024, a 13.3% increase in miscellaneous other operating income from ￦594 billion in 2023 to ￦673 billion in 2024 and a 106.0% increase in gains related to financial instruments at fair value through other comprehensive income from ￦67 billion in 2023 to ￦138 billion in 2024. The decrease in gains on foreign exchange transactions, which was mainly the result of an overall decrease in the volume of foreign exchange transactions conducted by us, was more than offset by a decrease in losses on foreign exchange transactions, which is recorded as part of other operating expenses, as discussed above. The increase in gains on hedge accounting, which was mainly the result of higher interest rate and exchange rate volatility in 2024 compared to 2023, was offset in part by an increase in losses on hedge accounting, which is recorded as part of other operating expenses. The increase in gains related to financial instruments at fair value through other comprehensive income was primarily due to an increase in gains on the disposal of securities at fair value through other comprehensive income, which was in turn due to an increase in gains on Kookmin Bank’s sales of foreign currency-denominated bonds.

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

Net Non-operating Income (Expenses)

The following table shows, for the periods indicated, the components of our net non-operating income:

	Year Ended December 31,						Percentage Change
	2022		2023		2024		2023/2022		2024/2023
	(in billions of Won)						(%)
Share of profit (loss) of associates and joint ventures	￦	(29)	￦	33	￦	(17)	N/M	(1)	N/M	(1)
Net other non-operating income (expenses)		189		(298)		(1,043)	N/M	(1)	250.0

Net non-operating income (expenses)	￦	161	￦	(265)	￦	(1,060)	N/M	(1)	300.0

(1)	“N/M” means not meaningful.

Comparison of 2024 to 2023

Our net non-operating expenses increased three-fold from ￦265 billion in 2023 to ￦1,060 billion in 2024, as a more than two-fold increase in net other non-operating expenses from ￦298 billion in 2023 to ￦1,043 billion in 2024 was slightly enhanced by a change in share of profit (loss) of associates and joint ventures from a net profit of ￦33 billion in 2023 to a net loss of ￦17 billion in 2024.

The more than two-fold increase in net other non-operating expenses was attributable to a 169.7% increase in other non-operating expenses from ￦455 billion in 2023 to ￦1,227 billion in 2024, which was slightly offset by a 17.2% increase in other non-operating income from ￦157 billion in 2023 to ￦184 billion in 2024. The increase in other non-operating expenses was mainly due to a more than two-fold increase in miscellaneous other non-operating expenses from ￦319 billion in 2023 to ￦1,003 billion in 2024, which was mainly attributable to the payment of voluntary compensation made by Kookmin Bank in connection with its past sales of certain equity-linked securities products tied to the performance of the Hang Seng China Enterprise Index during 2024 (see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”). The increase in other non-operating income was primarily attributable to a significant increase in gains on disposal of property and equipment from ￦2 billion in 2023 to ￦30 billion in 2024, which mainly reflected the gains from the sale of certain investment properties held by Kookmin Bank in 2024.

The change in share of profit (loss) of associates and joint ventures from a net profit to a net loss was primarily due to losses on valuation using the equity-method of certain of our investees that are considered to be our consolidated affiliates including, in particular, the affiliates of KB Securities.

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

Comparison of 2024 to 2023

Income tax expense increased 22.8% from ￦1,594 billion in 2023 to ￦1,957 billion in 2024, primarily due to a 14.1% increase in profit before income tax from ￦6,120 billion in 2023 to ￦6,985 billion in 2024, which was enhanced by a 241.2% increase in changes in recognition and measurement of deferred tax from ￦68 billion in 2023 to ￦232 billion in 2024. Such effects were offset in part by a significant increase in temporary differences for which no deferred tax is recognized from ￦4 billion in 2023 to ￦76 billion in 2024. Our effective tax rate was 28.0% in 2024 compared to 26.0% in 2023.

Comparison of 2023 to 2022

Income tax expense increased 6.0% from ￦1,504 billion in 2022 to ￦1,594 billion in 2023, primarily due to a 13.4% increase in profit before income tax from ￦5,395 billion in 2022 to ￦6,120 billion in 2023, which was enhanced by a 68.8% decrease in income tax refunds for taxes of prior years from ￦138 billion in 2022 to ￦43 billion in 2023. Such effects were offset in part by a change in temporary differences for which no deferred tax is recognized from a net increase of ￦136 billion in 2022 to a net decrease of ￦4 billion in 2023. Our effective tax rate was 26.0% in 2023 compared to 27.9% in 2022.

See Note 34 of the notes to our consolidated financial statements included elsewhere in this annual report.

Profit for the Year

Comparison of 2024 to 2023

As a result of the factors described above, our profit for the year increased 11.1% from ￦4,526 billion in 2023 to ￦5,029 billion in 2024.

Comparison of 2023 to 2022

As a result of the factors described above, our profit for the year increased 16.3% from ￦3,891 billion in 2022 to ￦4,526 billion in 2023.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Profit (Loss)(1) for the Year Ended December 31,						Total Net Operating Revenues (Expenses)(2) for the Year Ended December 31,
	2022		2023		2024		2022		2023		2024
	(in billions of Won)
Retail banking operations	￦	1,576	￦	1,766	￦	1,460	￦	4,473	￦	4,444	￦	4,165
Corporate banking operations		1,502		1,587		1,896		4,994		5,641		5,282
Other banking operations		(350)		(202)		(205)		(188)		31		637
Credit card operations		383		351		391		1,785		2,026		2,108
Securities operations		189		383		585		1,125		1,667		1,772
Life insurance operations		(85)		85		164		(62)		191		366
Non-life insurance operations		519		714		840		684		1,120		1,448
Other		347		305		473		914		1,059		1,250

Total(3)	￦	4,081	￦	4,987	￦	5,605	￦	13,725	￦	16,179	￦	17,028

(1)	After deduction of income tax allocated to each segment. See Note 5 of the notes to our consolidated financial statements included elsewhere in this annual report.
(2)	Represents net operating revenue (expenses) from external customers. See Note 5 of the notes to our consolidated financial statements included elsewhere in this annual report.
(3)	Prior to adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

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

Retail Banking Operations

This segment consists of retail banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Income statement data
Interest income	￦	5,764	￦	7,723	￦	7,761	34.0	0.5
Interest expense		(1,827)		(4,326)		(4,441)	136.8	2.7
Net fee and commission income		261		252		242	(3.4)	(4.0)
Net other operating income		275		795		604	189.1	(24.0)
General and administrative expenses		(2,093)		(1,952)		(1,985)	(6.7)	1.7
Provision for credit losses		(282)		(92)		(197)	(67.4)	114.1

Profit before income tax expense		2,098		2,399		1,984	14.3	(17.3)
Income tax expense		(522)		(633)		(524)	21.3	(17.2)

Profit for the year	￦	1,576	￦	1,766	￦	1,460	12.1	(17.3)

Comparison of 2024 to 2023

Our profit before income tax expense for this segment decreased 17.3% from ￦2,399 billion in 2023 to ￦1,984 billion in 2024.

Interest income from our retail banking operations increased 0.5% from ￦7,723 billion in 2023 to ￦7,761 billion in 2024, which was mainly due to increases in the average volumes of mortgage loans and home equity loans, the effects of which were offset in part by a decrease in the average yields on such loans.

Interest expense for this segment increased 2.7% from ￦4,326 billion in 2023 to ￦4,441 billion in 2024. Our largest and most important funding source is deposits from retail customers, which represent more than half of our total deposits. The increase in interest expense for this segment was mainly due to an increase in the average volume of time deposits held by retail customers, which was offset in significant part by a decrease in the average cost of such deposits.

Net fee and commission income attributable to this segment decreased 4.0% from ￦252 billion in 2023 to ￦242 billion in 2024, mainly due to a decrease in trust fees for specified money trusts, which was offset in large part by an increase in bancassurance fees.

Net other operating income attributable to this segment decreased 24.0% from ￦795 billion in 2023 to ￦604 billion in 2024, which was primarily due to a decrease in gains related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 1.7% from ￦1,952 billion in 2023 to ￦1,985 billion in 2024, primarily due to an increase in depreciation and amortization expenses, which was offset in part by a decrease in employee-related expenses.

Provision for credit losses increased 114.1% from ￦92 billion in 2023 to ￦197 billion in 2024, mainly due to an increase in provisions for credit losses of retail loans. Such increase mainly reflected our provisioning strategy pursuant to which we preemptively accounted for a potential increase in credit losses that could result from a deterioration in the overall asset quality of our loan portfolios, mainly due to an increasing likelihood of default by borrowers in light of the general slowdown in the economy in Korea.

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

Corporate Banking Operations

This segment consists of corporate banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Income statement data
Interest income	￦	7,831	￦	11,688	￦	12,101	49.3	3.5
Interest expense		(3,111)		(6,042)		(6,335)	94.2	4.8
Net fee and commission income		386		427		410	10.6	(4.0)
Net gains (losses) on financial instruments at fair value through profit or loss		74		(6)		24	N/M (1)	N/M (1)
Net other operating expenses		(182)		(309)		(827)	69.8	167.6
General and administrative expenses		(1,972)		(1,959)		(2,005)	(0.7)	2.3
Provision for credit losses		(778)		(1,563)		(482)	100.9	(69.2)
Net other non-operating expenses		(13)		(15)		(62)	15.4	313.3

Profit before income tax expense		2,234		2,221		2,824	(0.6)	27.1
Income tax expense		(732)		(634)		(928)	(13.4)	46.4

Profit for the year	￦	1,502	￦	1,587	￦	1,896	5.7	19.5

(1)	“N/M” means not meaningful.

Comparison of 2024 to 2023

Our profit before income tax expense for this segment increased 27.1% from ￦2,221 billion in 2023 to ￦2,824 billion in 2024.

Interest income from our corporate banking operations increased 3.5% from ￦11,688 billion in 2023 to ￦12,101 billion in 2024. This increase was primarily due to an increase in the average volume of corporate loans of Kookmin Bank, which was offset in significant part by a decrease in the average yields on such loans.

Interest expense for this segment increased 4.8% from ￦6,042 billion in 2023 to ￦6,335 billion in 2024. This increase was principally due to an increase in the average volume of deposits held by corporate customers of Kookmin Bank, which was offset in part by a decrease in the average yields on such deposits.

Net fee and commission income attributable to this segment decreased 4.0% from ￦427 billion in 2023 to ￦410 billion in 2024, primarily due to a decrease in foreign currency transaction fees received and a decrease in fees and commissions received from Kookmin Bank’s overseas subsidiaries, the effects of which were offset in part by increases in retirement pension management fees, bancassurance commissions and beneficiary certificate sales commission fees received.

Net gains (losses) on financial instruments at fair value through profit or loss attributable to this segment changed from net losses of ￦6 billion in 2023 to net gains of ￦24 billion in 2024, principally due to a increase in net gains on financial instruments at fair value through profit or loss held by Kookmin Bank’s overseas subsidiaries, which was enhanced by an increase in gains related to fair value hedges.

Net other operating expenses attributable to this segment increased 167.6% from ￦309 billion in 2023 to ￦827 billion in 2024, mainly as a result of an increase in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 2.3% from ￦1,959 billion in 2023 to ￦2,005 billion in 2024, principally due to an increase in employee-related expenses, which was enhanced by increases in the general and administrative expenses of PRASAC and Bank Bukopin, Kookmin Bank’s overseas subsidiaries.

Provision for credit losses attributable to this segment decreased 69.2% from ￦1,563 billion in 2023 to ￦482 billion in 2024, mainly due to a decrease in provisions for credit losses of loans and payment guarantees to Kookmin Bank’s corporate customers.

Net other non-operating expenses attributable to this segment increased 313.3% from ￦15 billion in 2023 to ￦62 billion in 2024, primarily due to an increase in miscellaneous other non-operating expenses of Bank Bukopin.

Comparison of 2023 to 2022

Our profit before income tax expense for this segment decreased 0.6% from ￦2,234 billion in 2022 to ￦2,221 billion in 2023.

Interest income from our corporate banking operations increased 49.3% from ￦7,831 billion in 2022 to ￦11,688 billion in 2023. This increase was primarily due to an increase in the average yield on corporate loans of Kookmin Bank, which was enhanced by an increase in the average volume of such loans.

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

Other Banking Operations

This segment primarily consists of Kookmin Bank’s banking operations other than retail and corporate banking operations, including treasury activities and Kookmin Bank’s “back office” administrative operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,763	￦	2,936	￦	3,349	66.5	14.1
Interest expense		(1,130)		(2,109)		(2,211)	86.6	4.8
Net fee and commission income		449		489		461	8.9	(5.7)
Net gains on financial instruments at fair value through profit or loss		137		766		744	459.1	(2.9)
Net other operating expenses		(1,037)		(1,826)		(1,168)	76.1	(36.0)
General and administrative expenses		(633)		(610)		(645)	(3.6)	5.7
Reversal of (Provision for) credit losses		(61)		48		(1)	N/M (1)	N/M (1)
Share of profit of associates and joint ventures		13		0		7	(100.0)	N/A (2)
Net other non-operating expenses		(25)		(84)		(899)	236.0	970.2

Loss before income tax expense		(523)		(390)		(362)	(25.4)	(7.2)
Income tax benefit		173		187		157	8.1	(16.0)

Loss for the year	￦	(350)	￦	(202)	￦	(205)	(42.3)	1.5

(1)	“N/M” means not meaningful.
(2)	“N/A” means not applicable.

Comparison of 2024 to 2023

Our loss before income tax expense for this segment decreased 7.2% from ￦390 billion in 2023 to ￦362 billion in 2024.

Interest income from our other banking operations increased 14.1% from ￦2,936 billion in 2023 to ￦3,349 billion in 2024, mainly due to an increase in the average volume of debt securities in this segment, which was enhanced by an increase in the average yield on such securities.

Interest expense for this segment increased 4.8% from ￦2,109 billion in 2023 to ￦2,211 billion in 2024, primarily due to increases in the average volumes of borrowings and debentures in this segment, which were enhanced by increases in the average costs of such borrowings and debentures.

Net fee and commission income attributable to this segment decreased 5.7% from ￦489 billion in 2023 to ￦461 billion in 2024, mainly due to decreases in agent activity fees and foreign exchange transaction fees received, the effects of which were offset in part by an increase in asset securitization fees received.

Net gains on financial instruments at fair value through profit or loss attributable to this segment decreased 2.9% from ￦766 billion in 2023 to ￦744 billion in 2024, principally as a result of a decrease in net gain on the valuation of securities held-for-trading of Kookmin Bank. The effect of such decrease was offset in part by an increase in net gain on derivatives held-for-trading of Kookmin Bank.

Net other operating expenses attributable to this segment decreased 36.0% from ￦1,826 billion in 2023 to ￦1,168 billion in 2024, mainly as a result of a decrease in funding costs, which was enhanced by a decrease in net losses on foreign exchange valuation.

General and administrative expenses attributable to this segment increased 5.7% from ￦610 billion in 2023 to ￦645 billion in 2024, primarily due to an increase in expenses related to employees as well as an increase in administrative expenses allocated to the trusts and funds in this segment.

Reversal of (provision for) credit losses attributable to this segment changed from a reversal of provisions of ￦48 billion in 2023 to provisions of ￦1 billion in 2024, due mainly to an increase in provisions for credit losses of loans in foreign currencies held by one of our consolidated subsidiaries.

Share of profit of associates and joint ventures attributable to this segment increased significantly from ￦0 billion in 2023 to ￦7 billion in 2024, principally as a result of a decrease in losses of equity-method investees of Kookmin Bank.

Net other non-operating expenses attributable to this segment increased more than nine-fold from ￦84 billion in 2023 to ￦899 billion in 2024, primarily due to the payment of voluntary compensation made by Kookmin Bank in connection with its past sales of certain equity-linked securities products tied to the performance of the Hang Seng China Enterprise Index during 2024 (see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”).

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

Credit Card Operations

This segment consists of credit card activities conducted by KB Kookmin Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,984	￦	2,343	￦	2,464	18.1	5.2
Interest expense		(510)		(704)		(803)	38.0	14.1
Net fee and commission income		520		614		770	18.1	25.4
Net insurance income		11		10		8	(9.1)	(20.0)
Net gains on financial instruments at fair value through profit or loss		2		7		12	250.0	71.4
Net other operating expenses		(375)		(391)		(403)	4.3	3.1
General and administrative expenses		(597)		(625)		(641)	4.7	2.6
Provision for credit losses		(500)		(827)		(893)	65.4	8.0
Share of profit of associates and joint ventures		2		1		1	(50.0)	0.0
Net other non-operating income (expenses)		(7)		44		10	N/M (1)	(77.3)

Profit before income tax expense		527		473		525	(10.2)	11.0
Income tax expense		(144)		(121)		(134)	(16.0)	10.7

Profit for the year	￦	383	￦	351	￦	391	(8.4)	11.4

(1)	“N/M” means not meaningful.

Comparison of 2024 to 2023

Our profit before income tax expense for this segment increased 11.0% from ￦473 billion in 2023 to ￦525 billion in 2024.

Interest income from our credit card operations increased 5.2% from ￦2,343 billion in 2023 to ￦2,464 billion in 2024. This increase was primarily due to increases in both the average yields on, and the average volume of, credit card receivables.

Interest expense for this segment increased 14.1% from ￦704 billion in 2023 to ￦803 billion in 2024. This increase was primarily due to an increase in the average cost of debentures, which was enhanced by an increase in the average balance of debentures.

Net fee and commission income attributable to this segment increased 25.4% from ￦614 billion in 2023 to ￦770 billion in 2024, mainly due to a decrease in credit card commissions paid, the effect of which was enhanced by increases in commissions received related to payment gateways and debit card processing fees received.

Net insurance income attributable to this segment decreased 20.0% from ￦10 billion in 2023 to ￦8 billion in 2024, primarily due to a decrease in insurance income received, which was in turn due to a decrease in the number of customers using certain services for which KB Kookmin Card stopped accepting new customers.

Net gains on financial instruments at fair value through profit or loss attributable to this segment increased 71.4% from ￦7 billion in 2023 to ￦12 billion in 2024, primarily due an increase in gains on valuations of investment trust beneficiary certificates, which was partially offset by a decrease in gains on the valuation of equity securities.

Net other operating expenses attributable to this segment increased 3.1% from ￦391 billion in 2023 to ￦403 billion in 2024, primarily due to an increase in losses on disposal of loans measured at amortized cost and an increase in non-financial operating expenses, which were offset in part by a decrease in expenses related to membership points.

General and administrative expenses attributable to this segment increased 2.6% from ￦625 billion in 2023 to ￦641 billion in 2024, mainly due to increases in expenses related to employees and IT related expenses, which were offset in part by a decrease in depreciation and amortization expenses.

Provision for credit losses attributable to this segment increased 8.0% from ￦827 billion in 2023 to ￦893 billion in 2024, mainly due to increases in provisions for credit losses of foreign currency loans and installment loans, the effects of which were offset in part by an increase in reversal of provisions for unused loan commitments.

Share of profit of associates and joint ventures attributable to this segment remained stable at ￦1 billion in 2023 and 2024.

Net other non-operating income attributable to this segment decreased 77.3% from ￦44 billion in 2023 to ￦10 billion in 2024, primarily due to a decrease in damages awarded to KB Kookmin Card in connection with a lawsuit relating to customer data theft in 2024, the amount of which was smaller than that paid in 2023.

Comparison of 2023 to 2022

Our profit before income tax expense for this segment decreased 10.2% from ￦527 billion in 2022 to ￦473 billion in 2023.

Interest income from our credit card operations increased 18.1% from ￦1,984 billion in 2022 to ￦2,343 billion in 2023. This increase was primarily due to an increase in the average yield on credit card receivables, which was enhanced by an increase in the average balance of such receivables.

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

Net other non-operating income (expenses) attributable to this segment changed from net expenses of ￦7 billion in 2022 to net income of ￦44 billion in 2023, primarily due to damages awarded to KB Kookmin Card in 2023 in connection with a lawsuit relating to customer data theft.

Securities Operations

This segment consists primarily of securities brokerage, investment banking, securities investment and trading and other capital markets activities conducted by KB Securities, including its predecessor entities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2022		2023		2024		2023/2022		2024/2023
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,157	￦	1,763	￦	1,783	52.4		1.1
Interest expense		(618)		(1,149)		(1,179)	85.9		2.6
Net fee and commission income		785		743		789	(5.4)		6.2
Net gains (losses) from financial instruments at fair value through profit or loss		(211)		357		267	N/M	(1)	(25.2)
Net other operating income (expenses)		(24)		6		161	N/M	(1)	N/M	(1)
General and administrative expenses		(822)		(903)		(980)	9.9		8.5
Provision for credit losses		(28)		(144)		(67)	414.3		(53.5)
Share of profit (loss) of associates and joint ventures		3		3		(35)	0.0		N/M	(1)
Net other non-operating income (expenses)		13		(190)		3	N/M	(1)	N/M	(1)

Profit before income tax expense		253		485		741	91.7		52.8
Income tax expense		(64)		(103)		(156)	60.9		51.5

Profit for the year	￦	189	￦	383	￦	585	102.6		52.7

(1)	“N/M” means not meaningful.

Comparison of 2024 to 2023

Our profit before income tax expense for this segment increased 52.8% from ￦485 billion in 2023 to ￦741 billion in 2024.

Interest income from this segment increased 1.1% from ￦1,763 billion in 2023 to ￦1,783 billion in 2024, primarily due to an increase in the average volume of debt securities held by KB Securities, which was enhanced by an increase in the average yield on such securities.

Interest expense for this segment increased 2.6% from ￦1,149 billion in 2023 to ￦1,179 billion in 2024, principally as a result of increases in the average costs of interest-bearing liabilities held by KB Securities, which were enhanced by increases in the average volumes of such liabilities.

Net fee and commission income attributable to this segment increased 6.2% from ￦743 billion in 2023 to ￦789 billion in 2024, primarily due to an increase in advisory fees received and a decrease in other miscellaneous fees paid, the effects of which were offset in part by a decrease in operating lease fees received.

Net gains on financial instruments at fair value through profit or loss attributable to this segment decreased 25.2% from ￦357 billion in 2023 to ￦267 billion in 2024, principally due to a decrease in net gains on transactions and valuation of derivative-linked securities at fair value through profit or loss.

Net other operating income attributable to this segment increased significantly from ￦6 billion in 2023 to ￦161 billion in 2024, primarily due to an increase in net gains on foreign currency valuation with respect to foreign currency-denominated assets and liabilities, mainly as a result of a depreciation in the value of the Korean Won against other currencies, including the U.S. dollar.

General and administrative expenses attributable to this segment increased 8.5% from ￦903 billion in 2023 to ￦980 billion in 2024, primarily due to increases in employee benefits, depreciation and amortization and other general and administrative expenses.

Provision for credit losses decreased 53.5% from ￦144 billion in 2023 to ￦67 billion in 2024, primarily due to an increase in reversals of provisions for credit losses of Won-denominated loans, the effect of which was offset in part by an increase in provisions for credit losses of foreign currency-denominated loans.

Share of profit (loss) of associates and joint ventures attributable to this segment changed from a net profit of ￦3 billion in 2023 to net loss of ￦35 billion in 2024, primarily due to a decrease in gains on valuation of equity-method investees of KB Securities.

Net other non-operating income (expenses) attributable to this segment changed from net expenses of ￦190 billion in 2023 to net income of ￦3 billion in 2024, mainly due to an increase in miscellaneous other non-operating income and a decrease in impairment losses on land and buildings owned by KB Securities.

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

Life Insurance Operations

This segment consists of the life insurance operations of KB Life Insurance, which was formed in January 2023 through a merger between the Former KB Life Insurance and Prudential Life Insurance. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2022		2023		2024		2023/2022		2024/2023
	(in billions of Won)						(%)
Income statement data
Interest income	￦	574	￦	582	￦	646	1.4		11.0
Interest expense		(761)		(789)		(783)	3.7		(0.8)
Net fee and commission income (expense)		(2)		(8)		8	300.0		N/M	(1)
Net insurance income		344		447		480	29.9		7.4
Net gains (losses) on financial instruments at fair value through profit or loss		(888)		659		284	N/M	(1)	(56.9)
Net other insurance finance income (expenses)		716		(547)		(381)	N/M	(1)	(30.3)
Net other operating income (expenses)		(66)		(137)		112	107.6		N/M	(1)
General and administrative expenses		(46)		(100)		(148)	117.4		48.0
Reversal of (Provision for) credit losses		1		(2)		1	N/M	(1)	N/M	(1)
Net other non-operating income		3		5		7	66.7		40.0

Profit (Loss) before income tax expense		(126)		110		225	N/M	(1)	104.5
Income tax benefit (expense)		41 (2)		(25)		(61)	N/M	(1)	144.0

Profit (Loss) for the year	￦	(85)	￦	85	￦	164	N/M	(1)	92.9

(1)	“N/M” means not meaningful.
(2)	For 2022, represents income tax attributable to the Former KB Life Insurance and Prudential Life Insurance prior to their merger in January 2023.

Comparison of 2024 to 2023

Our profit before income tax expense for this segment increased 104.5% from ￦110 billion in 2023 to ￦225 billion in 2024.

Interest income from this segment increased 11.0% from ￦582 billion in 2023 to ￦646 billion in 2024, primarily due to increases in interest income from government bonds, corporate bonds and asset-backed securities.

Interest expense for this segment decreased 0.8% from ￦789 billion in 2023 to ￦783 billion in 2024, principally due to a decrease in interest expenses categorized under insurance finance expenses of KB Life Insurance as well as a decrease in interest expenses on investment contract liabilities.

Net fee and commission income (expenses) attributable to this segment changed from net expenses of ￦8 billion in 2023 to net income of ￦8 billion in 2024, primarily due to an increase in other miscellaneous fees and commissions received and a decrease in other service-related fees paid.

Net insurance income attributable to this segment increased 7.4% from ￦447 billion in 2023 to ￦480 billion in 2024, primarily due to an increase in insurance income, which in turn was mainly attributable to increases in recoveries from reinsurance contracts and expected policy maintenance cost incurred by the customers of KB Life Insurance, the effects of which were offset in part by an increase in insurance claims paid.

Net gains on financial instruments at fair value through profit or loss attributable to this segment decreased 56.9% from ￦659 billion in 2023 to ￦284 billion in 2024, primarily due to change in net gains (losses) on valuations of equity securities from a net gain in 2023 to a net loss in 2024, an increase in losses on currency futures held-for-trading and decreases in gains on valuations of debt securities and foreign investment securities.

Net other insurance finance expenses attributable to this segment decreased 30.3% from ￦547 billion in 2023 to ￦381 billion in 2024, primarily due to a decrease in other insurance finance expenses related to the direct insurance contracts of KB Life Insurance, which was offset in part by an increase in foreign exchange translation losses.

Net other operating income (expenses) attributable to this segment changed from net expenses of ￦137 billion in 2023 to net income of ￦112 billion in 2024, principally due to increases in gains on valuations of foreign currency-denominated assets and liabilities and other fair value hedges, the effects of which were offset in part by an increase in gains on sales of currency forward contracts.

General and administrative expenses attributable to this segment increased 48.0% from ￦100 billion in 2023 to ￦148 billion in 2024, primarily due to increases in depreciation and amortization expenses, expenses related to employees and other miscellaneous general and administrative expenses.

Reversal of (provision for) credit losses attributable to this segment changed from provisions of ￦2 billion in 2023 to reversal of provisions of ￦1 billion in 2024.

Net other non-operating income attributable to this segment increased 40.0% from ￦5 billion in 2023 to ￦7 billion in 2024, mainly due to decreases in losses related to lease modification and other non-operating expenses.

Comparison of 2023 to 2022

Our profit (loss) before income tax expense for this segment changed from net losses of ￦126 billion in 2022 to net profit of ￦110 billion in 2023.

Interest income from this segment increased 1.4% from ￦574 billion in 2022 to ￦582 billion in 2023, primarily due to an increase in interest income from other debentures, which was mostly offset by a decrease in interest income from government bonds.

Interest expense for this segment increased 3.7% from ￦761 billion in 2022 to ￦789 billion in 2023, principally due to an increase in interest expenses categorized under insurance finance expenses of KB Life Insurance.

Net fee and commission expense attributable to this segment increased three-fold from ￦2 billion in 2022 to ￦8 billion in 2023, primarily due to a decrease in other miscellaneous fees and commissions received.

Net insurance income attributable to this segment increased 29.9% from ￦344 billion in 2022 to ￦447 billion in 2023, due to an increase in insurance income, which in turn was attributable to increases in contractual service margins recognized for services provided and expected incurred claims, and a decrease in insurance expenses, which in turn was due to a decrease in losses on onerous contracts.

Net gains (losses) on financial instruments at fair value through profit or loss attributable to this segment changed from net losses of ￦888 billion in 2022 to net gains of ￦659 billion in 2023, primarily due to increases in gains on valuations of equity securities, investment trust beneficiary certificates and debt securities.

Net other insurance finance income (expenses) attributable to this segment changed from net income of ￦716 billion in 2022 to net expenses of ￦547 billion in 2023, primarily due to a change in net other insurance finance income (expenses) of variable life insurance products from net income in 2022 to net expenses in 2023.

Net other operating expenses attributable to this segment increased 107.6% from ￦66 billion in 2022 to ￦137 billion in 2023, principally due to increases in losses on sales of debt securities, losses on valuation of foreign currency-denominated assets and liabilities and losses on valuation of currency forward contracts, the effects of which were largely offset by an increase in gains on the sale of currency forward contracts.

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

Non-Life Insurance Operations

This segment consists of the non-life insurance operations of KB Insurance. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Income statement data
Interest income	￦	709	￦	808	￦	900	14.0	11.4
Interest expense		(835)		(1,028)		(927)	23.1	(9.8)
Net fee and commission expense		(26)		(34)		(36)	30.8	5.9
Net insurance income		987		960		1,092	(2.7)	13.8
Net gains (losses) on financial instruments at fair value through profit or loss		(133)		455		345	N/M (1)	(24.2)
Net other insurance finance income (expenses)		4		(26)		(56)	N/M (1)	115.4
Net other operating expenses		(82)		(33)		(43)	(59.8)	30.3
General and administrative expenses		(134)		(142)		(140)	6.0	(1.4)
Reversal of (Provision for) credit losses		(18)		(14)		2	(22.2)	N/M (1)
Share of profit of associates and joint ventures		1		2		2	100.0	0.0
Net other non-operating income (expenses)		190		15		(13)	(92.1)	N/M (1)

Profit before income tax expense		663		964		1,126	45.4	16.8
Income tax expense		(144)		(250)		(286)	73.6	14.4

Profit for the year	￦	519	￦	714	￦	840	37.6	17.6

(1)	“N/M” means not meaningful.

Comparison of 2024 to 2023

Our profit before income tax expense for this segment increased 16.8% from ￦964 billion in 2023 to ￦1,126 billion in 2024.

Interest income attributable to this segment increased 11.4% from ￦808 billion in 2023 to ￦900 billion in 2024, primarily due to increases in interest income earned on government bonds, other loans and debentures held by KB Insurance.

Interest expense attributable to this segment decreased 9.8% from ￦1,028 billion in 2023 to ￦927 billion in 2024, primarily due to a decrease in interest expenses incurred by KB Insurance from direct insurance contracts and investment contract liabilities.

Net fee and commission expense attributable to this segment increased 5.9% from ￦34 billion in 2023 to ￦36 billion in 2024, mainly due to a decrease in miscellaneous other fees received, which was mostly offset by decreases in other service fees and miscellaneous other fees paid.

Net insurance income attributable to this segment increased 13.8% from ￦960 billion in 2023 to ￦1,092 billion in 2024, primarily due to an increase in insurance income, mainly reflecting increases in expected incurred claims and recoveries from reinsurance contracts, the effects of which were mostly offset by a decrease in reinsurance income and an increase in insurance expenses.

Net gains on financial instruments at fair value through profit or loss attributable to this segment decreased 24.2% from ￦455 billion in 2023 to ￦345 billion in 2024, primarily as a result of a change in net valuation gains (losses) on other foreign currency-denominated investment securities from a net gain in 2023 to a net loss in 2024 and an increase in trading losses on foreign currency beneficiary certificates.

Net other insurance finance expenses increased 115.4% from ￦26 billion in 2023 to ￦56 billion in 2024, primarily due to a decrease in net insurance finance income, the effect of which was offset in part by an increase in net reinsurance finance income.

Net other operating expenses attributable to this segment increased 30.3% from ￦33 billion in 2023 to ￦43 billion in 2024, primarily due to increases in losses on valuations of currency forward contracts and sales of debt securities, the effects of which were mostly offset by an increase in other gains on fair value hedges.

General and administrative expenses attributable to this segment decreased 1.4% from ￦142 billion in 2023 to ￦140 billion in 2024, principally due to a decrease in supplies expense, which was mostly offset by an increase in depreciation and amortization.

Reversal of (provision for) credit losses attributable to this segment changed from a provision of ￦14 billion in 2023 to a reversal of provisions of ￦2 billion in 2024, primarily due to a decrease in provisions for credit losses of Won-denominated loans.

Share of profit of associates and joint ventures attributable to this segment remained stable at ￦2 billion in 2023 and 2024.

Net other non-operating income (expenses) attributable to this segment changed from net income of ￦15 billion in 2023 to net expenses of ￦13 billion in 2024, principally due to a decrease in miscellaneous other non-operating income and an increase in donations.

Comparison of 2023 to 2022

Our profit before income tax expense for this segment increased 45.4% from ￦663 billion in 2022 to ￦964 billion in 2023.

Interest income attributable to this segment increased 14.0% from ￦709 billion in 2022 to ￦808 billion in 2023, primarily due to increases in interest income earned on debentures, other financial bonds and government treasury bonds held by KB Insurance.

Interest expense attributable to this segment increased 23.1% from ￦835 billion in 2022 to ￦1,028 billion in 2023, primarily due to an increase in interest expenses on deposits related to insurance contracts.

Net fee and commission expense attributable to this segment increased 30.8% from ￦26 billion in 2022 to ￦34 billion in 2023, mainly due to an increase in other service fees paid, the effects of which were enhanced by a decrease in miscellaneous other fees received.

Net insurance income attributable to this segment decreased 2.7% from ￦987 billion in 2022 to ￦960 billion in 2023, primarily due to an increase in insurance expenses, mainly reflecting increases in insurance claims paid and insurance service expenses for insurance contracts applying the premium allocation method, the effects of which were mostly offset by an increase in insurance income, mainly reflecting increases in expected incurred claims as well as reinsurance income for reinsurance contracts applying the premium allocation method.

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

Other

“Other” includes the operations of our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2024 except Kookmin Bank, KB Kookmin Card, KB Securities, KB Life Insurance and KB Insurance, including principally KB Asset Management, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Savings Bank and KB Capital. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2022		2023		2024		2023/2022	2024/2023
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,065	￦	1,408	￦	1,586	32.2	12.6
Interest expense		(505)		(749)		(898)	48.3	19.9
Net fee and commission income		1,145		1,213		1,249	5.9	3.0
Net gains (losses) on financial instruments at fair value through profit or loss		22		284		(13)	N/M (1)	N/M	(1)
Net other operating expenses		(608)		(749)		(378)	23.2	(49.5)
General and administrative expenses		(467)		(483)		(523)	3.4	8.3
Provision for credit losses		(178)		(554)		(414)	211.2	(25.3)
Share of profit (loss) of associates and joint ventures		(8)		11		0	N/M (1)	N/M	(1)
Net other non-operating expenses		(5)		(11)		(47)	120.0	327.3

Profit before income tax expense		461		370		562	(19.7)	51.9
Income tax expense(2)		(113)		(64)		(89)	(43.4)	39.1

Profit for the year	￦	347	￦	305	￦	473	(12.1)	55.1

(1)	“N/M” means not meaningful.
(2)

Represents income tax attributable to our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB except Kookmin Bank, KB Kookmin Card, KB Securities (including its predecessor entities), KB Life Insurance and KB Insurance.

Comparison of 2024 to 2023

Our profit before income tax expense for this segment increased 51.9% from ￦370 billion in 2023 to ￦562 billion in 2024.

Interest income attributable to this segment increased 12.6% from ￦1,408 billion in 2023 to ￦1,586 billion in 2024, primarily due to increases in the average volumes of, and average yields on, loans and installment finance receivables of KB Capital.

Interest expense attributable to this segment increased 19.9% from ￦749 billion in 2023 to ￦898 billion in 2024, mainly due to increases in the average volume and average cost of debentures of KB Capital.

Net fee and commission income attributable to this segment increased 3.0% from ￦1,213 billion in 2023 to ￦1,249 billion in 2024, principally reflecting increases in trust fees received by KB Asset Management and credit-related fees received by KB Capital, the effects of which were offset in part by an increase in fees and commissions paid by our holding company and our consolidated funds.

Net gains (losses) on financial instruments at fair value through profit or loss attributable to this segment changed from net gains of ￦284 billion in 2023 to net losses of ￦13 billion in 2024, primarily as a result of an increase in losses on valuation of currency forward contracts held by our holding company and consolidated funds and, to a lesser extent, an increase in losses on valuation of other investment securities held by KB Investment.

Net other operating expenses attributable to this segment decreased 49.5% from ￦749 billion in 2023 to ￦378 billion in 2024, principally due to increases in gains on the valuation of foreign currency-denominated assets and liabilities of our consolidated funds and KB Investment.

General and administrative expenses attributable to this segment increased 8.3% from ￦483 billion in 2023 to ￦523 billion in 2024, which mainly reflected increases in the employee-related expenses of KB Asset Management and KB Capital.

Provision for credit losses decreased 25.3% from ￦554 billion in 2023 to ￦414 billion in 2024, primarily due to decreases in provisions for credit losses of loans of KB Savings Bank and KB Capital, as well as provisions for credit losses of other financial assets of KB Real Estate Trust.

Share of profit (loss) of associates and joint ventures attributable to this segment changed from profit of ￦11 billion in 2023 to losses of ￦0 billion in 2024, mainly reflecting a decrease in equity method gains of KB Investment.

Net other non-operating expenses attributable to this segment increased more than three-fold from ￦11 billion in 2023 to ￦47 billion in 2024, principally reflecting an increase in impairment losses on land and buildings held by our holding company and our consolidated funds.

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

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,				Percentage Change
	2023		2024		2024/2023
	(in billions of Won)				(%)
Cash and due from financial institutions	￦	29,836	￦	29,869	0.1%
Financial assets at fair value through profit or loss		77,038		79,450	3.1
Derivative financial assets		6,158		11,731	90.5
Financial investments		122,200		131,009	7.2
Loans measured at amortized cost:
Loans to banks		11,549		9,800	(15.1)

Loans to customers other than banks:
Loans in Korean Won		368,637		391,501	6.2
Loans in foreign currencies		30,309		32,933	8.7
Domestic import usance bills		3,399		3,791	11.5
Off-shore funding loans		508		626	23.2
Call loans		269		—	(100.0)
Bills bought in Korean Won		2		2	0.0
Bills bought in foreign currencies		1,277		2,379	86.3
Guarantee payments under acceptances and guarantees		20		17	(15.0)
Credit card receivables in Korean Won		22,305		23,436	5.1
Credit card receivables in foreign currencies		45		42	(6.7)
Bonds purchased under repurchase agreements		3,633		4,967	36.7
Privately placed bonds		902		390	(56.8)
Factored receivables		0		63	N/A (1)
Lease receivables		785		601	(23.4)
Loans for installment credit		6,608		7,126	7.8

Total loans to customers other than banks		438,699		467,874	6.7
Less:
Allowances for credit losses		(5,442)		(5,602)	2.9

Total loans measured at amortized cost, net		444,805		472,072	6.1
Insurance contract assets		230		276	20.0
Reinsurance contract assets		1,642		1,497	(8.8)
Property and equipment		4,946		5,390	9.0
Other assets(2)		28,871		26,551	(8.0)

Total assets	￦	715,725	￦	757,846	5.9%

(1)	“N/A” means not applicable.
(2)

Includes investments in associates and joint ventures, investment property, intangible assets, net defined benefit assets, current income tax assets, deferred income tax assets, assets held for sale and miscellaneous other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Our total assets increased 5.9% from ￦715,725 billion as of December 31, 2023 to ￦757,846 billion as of December 31, 2024, principally due to a 6.1% increase in loans from ￦444,805 billion as of December 31, 2023 to ￦472,072 billion as of December 31, 2024, which was enhanced by a 7.2% increase in financial investments from ￦122,200 billion as of December 31, 2023 to ￦131,009 billion as of December 31, 2024 and a 90.5%

increase in derivative financial assets from ￦6,158 billion as of December 31, 2023 to ￦11,731 billion as of December 31, 2024. The increase in loans was mainly due to an increase in loans in Korean Won and, to a lesser extent, an increase in loans in foreign currencies. The increase in financial investments was primarily due to an increase in debt securities measured at fair value through other comprehensive income, which was offset in part by a decrease in debt securities measured at amortized cost. The increase in derivative financial assets was mainly due to an increase in such assets from the finance and insurance industries.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,				Percentage Change
	2023		2024		2024/2023
	(in billions of Won)				(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	10,920	￦	10,720	(1.8)%
Deposits		406,512		435,688	7.2
Borrowings		69,584		68,077	(2.2)
Debentures		69,177		76,171	10.1
Insurance contract liabilities		50,618		55,864	10.4
Reinsurance contract liabilities		36		56	55.6
Provisions		1,444		928	(35.7)
Other liabilities(1)		48,798		50,526	3.5

Total liabilities		657,089		698,030	6.2

Equity:
Share capital		2,091		2,091	0.0
Hybrid securities		5,033		5,083	1.0
Capital surplus		16,648		16,647	0.0
Accumulated other comprehensive income		2,153		497	(76.9)
Retained earnings		31,935		34,808	9.0
Treasury shares		(1,166)		(1,236)	6.0

Equity attributable to shareholders of the Parent Company		56,693		57,889	2.1
Non-controlling interests		1,944		1,926	(0.9)

Total equity		58,636		59,815	2.0

Total liabilities and equity	￦	715,725	￦	757,846	5.9%

(1)	Includes derivative financial liabilities, current income tax liabilities, deferred income tax liabilities, net defined benefit liabilities and miscellaneous other liabilities.

Our total liabilities increased 6.2% from ￦657,089 billion as of December 31, 2023 to ￦698,030 billion as of December 31, 2024. Such increase was primarily due to a 7.2% increase in deposits from ￦406,512 billion as of December 31, 2023 to ￦435,688 billion as of December 31, 2024, which was enhanced by a 10.1% increase in debentures from ￦69,177 billion as of December 31, 2023 to ￦76,171 billion as of December 31, 2024. Our deposits increased mainly as a result of an increase in time deposits and, to a lesser extent, demand deposits. The increase in debentures resulted mainly from an increase in debentures denominated in Korean Won and, to a lesser extent, in foreign currencies.

Our total equity increased 2.0% from ￦58,636 billion as of December 31, 2023 to ￦59,815 billion as of December 31, 2024. This increase mainly resulted from an increase in our retained earnings, which was offset in part by a decrease in our accumulated other comprehensive income.

Liquidity

Our primary source of funding has historically been and continues to be deposits. Deposits amounted to ￦406,512 billion and ￦435,688 billion as of December 31, 2023 and 2024, which represented approximately 74.6% and 75.1% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in financial assets and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through debentures and borrowings to meet our liquidity needs. Debentures represented 12.7% and 13.1% of our total funding as of December 31, 2023 and 2024, respectively. Borrowings represented 12.8% and 11.7% of our total funding as of December 31, 2023 and 2024, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

We are exposed to liquidity risk arising from withdrawals of deposits, payments of insurance contract claims and refunds, and maturities of our debentures and borrowings, as well as the need to fund our lending, trading and investment activities (including our capital expenditures) and the management of our trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk Management.” From time to time, we engage in the purchase and/or cancellation of our own equity securities, as part of our efforts to generate additional shareholder value. For example, in August 2024, we canceled an aggregate of 9,982,649 of our shares of common stock, which we acquired as treasury shares for an aggregate of approximately ￦620 billion through Samsung Securities Co., Ltd. pursuant to trust agreements entered into in August 2023 and February 2024. To date, we have completed the acquisition of an aggregate of 5,664,971 of our shares of common stock for an aggregate of approximately ￦500 billion through Samsung Securities Co., Ltd. pursuant to trust agreements entered into in August 2024 and November 2024. More recently, in February 2025, our board of directors resolved to acquire, by May 2025, our shares of common stock in the aggregate amount of approximately ￦520 billion by purchasing such shares on the Korea Exchange through KB Securities Co., Ltd. We currently intend to cancel all such shares of common stock. See “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers” and Note 27.6 of the notes to our consolidated financial statements.

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries (as well as associates), direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. We received aggregate dividends of ￦1,871 billion, ￦2,192 billion and ￦2,243 billion from our subsidiaries and associates in 2022, 2023 and 2024, respectively. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Asset Encumbrance

Part of our future funding and collateral needs are supported by assets readily available and unrestricted. The following table sets forth our assets that are available and those that are encumbered and not available to support our future funding and collateral needs as of December 31, 2024.

	December 31, 2024
					Unencumbered Assets
	Assets		Encumbered Assets(1)		Readily Available(2)		Other
	(in billions of Won)
On-balance sheet
Cash and due from financial institutions	￦	29,869	￦	6,326	￦	21,004	￦	2,539
Financial assets at fair value through profit or loss		79,450		15,887		22,575		40,988
Derivative financial assets		11,731		—		—		11,731
Loans measured at amortized cost		472,072		19,645		—		452,427
Financial investments		131,009		25,812		52,786		52,411
Investments in associates and joint ventures		947		—		—		947
Insurance contract assets		276		—		—		276
Reinsurance contract assets		1,497		—		—		1,497
Property and equipment		5,390		—		—		5,390
Investment property		3,759		1,200		—		2,559
Intangible assets		1,967		—		—		1,967
Net defined benefit assets		259		—		—		259
Current income tax assets		340		—		—		340
Deferred income tax assets		279		—		—		279
Assets held for sale		137		—		—		137
Other assets		18,864		926		—		17,938

Total on-balance sheet	￦	757,846	￦	69,796	￦	96,365	￦	591,685

Off-balance sheet
Fair value of securities accepted as collateral	￦	4,933	￦	—	￦	4,933	￦	—

Total off-balance sheet	￦	4,933	￦	—	￦	4,933	￦	—

(1)	Represents assets that have been pledged as collateral against an existing liability or are otherwise restricted in their use to secure funding.
(2)	Represents those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferable form.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2024. These commitments and guarantees are not included within our consolidated statements of financial position.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees(1)	￦	7,239	￦	4,146	￦	2,949	￦	95	￦	49
Confirmed acceptances and guarantees		12,608		6,335		5,187		835		251
Commitments		212,131		149,135		8,173		5,993		48,830

Total	￦	231,978	￦	159,616	￦	16,309	￦	6,923	￦	49,130

(1)

Includes ￦5,788 billion of irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 40 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

As of December 31, 2024, Kookmin Bank’s total Tier I and Tier II capital adequacy ratio was 17.31%.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2023 and 2024, based on applicable regulatory reporting standards.

	As of December 31,
	2023		2024
	(in billions of Won, except percentages)
Tier I capital:	￦	33,479	￦	35,059
Common equity Tier I capital		32,196		33,993
Paid-in capital		2,022		2,022
Capital reserves		4,735		4,650
Retained earnings		27,718		29,428
Non-controlling interests in consolidated subsidiaries		—		—
Others		(2,279)		(2,107)
Additional Tier I capital		1,283		1,066
Tier II capital:		5,561		5,515
Revaluation reserves		—		—
Allowances for credit losses(1)		1,266		1,291
Hybrid debt		—		—
Subordinated debt		4,295		4,224
Valuation gain on financial investments		—		—
Others		—		—

Total core and supplementary capital		39,040		40,574
Risk-weighted assets		215,962		234,436
Credit risk:		194,210		205,656
Market risk		7,068		5,889
Operational risk		14,684		22,891
Total Tier I and Tier II capital adequacy ratio		18.08%		17.31%
Tier I capital adequacy ratio		15.50%		14.95%
Common equity Tier I capital adequacy ratio		14.91%		14.50%
Tier II capital adequacy ratio		2.58%		2.35%

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2023 and 2024, based on applicable regulatory reporting standards.

	As of December 31,
	2023		2024
	(in billions of Won)
Tier I capital
Common equity Tier I capital	￦	43,664	￦	46,794
Additional Tier I capital		5,727		5,683

Total Tier I capital	￦	49,391	￦	52,477
Tier II capital		4,353		4,372

Risk-weighted assets	￦	321,319	￦	345,981

Total Tier I and Tier II capital adequacy ratio		16.73%		16.43%
Tier I capital adequacy ratio		15.37%		15.17%
Common equity Tier I capital adequacy ratio		13.59%		13.53%
Tier II capital adequacy ratio		1.35%		1.26%

Recent Accounting Pronouncements

See Note 2.1 of the notes to our consolidated financial statements included elsewhere in this annual report for a description of other recent accounting pronouncements under IFRS as issued by the IASB that have been issued but are not yet effective.

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

Non-standing Director

The table below identifies our non-standing director as of the date of this annual report:

Name	Date of Birth	Position	Director Since	End of Term
Hwan Ju Lee	October 26, 1964	Non-standing director; President and Chief Executive Officer of Kookmin Bank	March 26, 2025	Annual general meeting of shareholders in 2027

Hwan Ju Lee has been a non-standing director since March 2025. He currently serves as the president and chief executive officer of Kookmin Bank. Mr. Lee previously served as the chairman and chief executive officer of KB Life Insurance (before and after the merger with Prudential Life Insurance in 2022), our senior executive vice president and chief financial officer, and the senior executive vice president and head of strategy and finance planning group of Kookmin Bank. Mr. Lee received a B.A. in management from Sungkyunkwan University and an M.B.A. from the Helsinki School of Economics.

Non-executive Directors

Our non-executive directors are selected based on the candidates’ knowledge and experience in diverse areas, such as finance, business management, accounting, laws and regulations, risk management, economics, ESG and consumer protection and digital and information technology. All seven non-executive directors below were nominated by our Non-executive Director Nominating Committee and approved by our shareholders.

The table below identifies our non-executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Whajoon Cho	February 24, 1957	Non-executive Director	March 24, 2023	March 25, 2026
Jungsung Yeo	April 1, 1960	Non-executive Director	March 24, 2023	March 25, 2026
Jaehong Choi	August 1, 1962	Non-executive Director	March 25, 2022	March 25, 2026
Eun Young Chah	October 25, 1962	Non-executive Director	March 26, 2025	March 25, 2027
Myong-Hwal Lee	May 4, 1964	Non-executive Director	March 22, 2024	March 21, 2026
Sung-Yong Kim	March 16, 1966	Non-executive Director	March 24, 2023	March 25, 2026
Sun Yeop Kim	November 24, 1969	Non-executive Director	March 26, 2025	March 25, 2027

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.

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

Eun Young Chah has been a non-executive director since March 2025. She is currently a professor of economics and the dean of the College of Social Sciences and Graduate School of Policy Sciences at Ewha Womans University. She previously served as the president of the Korean Women Economists Association, an advisory member of the Financial Supervisory Service, a non-executive director of Samsung Card and Hana Financial Group and a member of the National Economic Advisory Council of the President. Ms. Chah received a B.A. in economics from Ewha Womans University and an M.A. and a Ph.D. in economics from the University of California, San Diego.

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

Sun Yeop Kim has been a non-executive director since March 2025. He is currently the chief executive officer of E-Jung Accounting Corporation. He previously served as a non-executive director at FARMSCO, a member of the Public Institutions Management Evaluation Committee of the Ministry of Economy and Finance and the head of the financial services/strategy division at Deloitte Anjin LLC. He is also a certified public accountant in Korea and the United States. Mr. Kim received a B.A. and M.S. in business administration from Seoul National University and a Ph.D. in ESG accounting from the University of Seoul.

Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.

Executive Officers

The table below identifies our executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Jae Keun Lee	May 27, 1966	Senior Executive Vice President and Chief Business Officer of Global
Chang Kwon Lee	November 15, 1965	Senior Executive Vice President and Chief Digital Officer and Chief IT Officer
Dae Hwan Lim	November 8, 1965	Executive Vice President and Chief Compliance Officer
Young June Park	November 30, 1969	Senior Managing Director and Chief Strategy Officer
Bong Joong Kwon	November 5, 1969	Senior Managing Director and Head of the IR Division
Hong Sun Yum	February 13, 1971	Senior Managing Director and Chief Risk Management Officer
Hyo Ik Park	January 7, 1970	Senior Managing Director and Chief Business Officer of Insurance
Shin Dong Jeung	January 1, 1966	Senior Managing Director and Head of KB Research
Young Gi Seo	August 26, 1965	Senior Managing Director and Head of Financial Policy and Institution Research Center under KB Research
Dae Hyun Cha	January 30, 1966	Senior Managing Director and Chief Officer of the Audit Department
Keoung Nam Kim	August 9, 1967	Managing Director and Head of the ESG Division
Sang Rok Na	August 17, 1972	Managing Director and Chief Financial Officer
Hyo Sung Jeon	March 24, 1971	Managing Director and Chief Human Resources Officer
Jin Young Park	September 12, 1972	Chief Public Relations Officer
Young Sei Park	January 24, 1968	Chief Consumer Protection Officer
Young Suh Cho	February 25, 1971	Head of the AI·Digital Division
Sang Won Oh	December 17, 1967	Head of the IT Division
Byoung Jip Kim	April 10, 1980	Head of the Financial AI Center 1
Kyeong Jong Lee	February 6, 1978	Head of the Financial AI Center 2
Hyun Jung Lee	March 13, 1977	Head of the Customer Experience Design Center
Byoung Ha Choi	September 13, 1972	Head of the Group Architecture Center
Joo Hyun Kim	November 15, 1970	Head of the Group Cloud Center
Myoung Hwa Park	December 15, 1969	Head of the Planning and Coordination Department

None of the executive officers has any significant activities outside KB Financial Group.

Jae Keun Lee is a senior executive vice president and our chief business officer of Global. He previously served as our non-standing director and the president and chief executive officer of Kookmin Bank. Mr. Lee received a B.A. in mathematics and an M.A. in economics from Sogang University, and an M.B.A. in financial engineering from KAIST.

Chang Kwon Lee is a senior executive vice president and our chief digital officer and chief IT officer. He previously served as the CEO of KB Kookmin Card. Mr. Lee received a B.A. in applied statistics from Korea University.

Dae Hwan Lim is an executive vice president and our chief compliance officer. He previously served as a senior managing director of the capital markets sales division at Kookmin Bank. Mr. Lim received a B.A. in economics from Jeonbuk National University.

Young June Park is a senior managing director and our chief strategy officer. He previously served as a senior managing director of the management strategy division at KB Asset Management. Mr. Park received a B.A. in economics from Korea University.

Bong Joong Kwon is a senior managing director and the head of our IR division. He previously served as the general manager of our IR department. Mr. Kwon received a B.A. in law from Hallym University and an M.B.A. from Yonsei University.

Hong Sun Yum is a senior managing director and our chief risk management officer. He previously served as a senior managing director of the risk management division at KB Securities. Mr. Yum received a B.A. in journalism from Sogang University.

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

Young Gi Seo is a senior managing director and the head of Financial Policy and Institution Research Center under KB Research, as well as the vice head of KB Research. Mr. Seo received a B.A. in philosophy from Yonsei University and an M.A. in business administration from Soongsil University.

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

Sang Rok Na is a managing director and our chief financial officer. He previously served as a general manager at the Seongsuyeok branch of Kookmin Bank. Mr. Na received a B.A. in economics from Sogang University and an M.A in business administration from Emory University.

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

Young Sei Park is our chief consumer protection officer. He also serves as a senior executive vice president of Kookmin Bank’s consumer protection group. He previously served as the head of the operations support division at Kookmin Bank. Mr. Park received a B.A. in political diplomacy from Inha University and an M.A. in business administration from University of Washington.

Young Suh Cho is the head of our AI·Digital division. He also serves as a senior executive vice president of Kookmin Bank’s AI·DT initiative group. He previously served as a senior executive vice president and our chief digital officer and chief IT officer. Mr. Cho received a B.A. in economics from Seoul National University and an M.B.A. from Columbia University.

Sang Won Oh is the head of our IT division. He also serves as a senior executive vice president of the tech group at Kookmin Bank. He previously served as the head of the tech service division at Kookmin Bank. Mr. Oh received a B.S. in statistics from Dong-A University.

Byoung Jip Kim is the head of our Financial AI Center 1. He also serves as a managing director of Kookmin Bank’s Financial AI Center 1. He previously served as a research scientist at the Advanced Machine Learning Lab at LG AI Research. Mr. Kim received a B.S. and an M.S. in electrical engineering and a Ph.D. in computer science from KAIST.

Kyeong Jong Lee is the head of our Financial AI Center 2. He also serves as a managing director of Kookmin Bank’s Financial AI Center 2. He previously served as the head of the AI center of NCSoft Corporation. Mr. Lee received a B.S. in computer science from Korea University and an M.S. in computer engineering from Seoul National University.

Hyun Jung Lee is the head of our customer experience design center. She also serves as the head of the customer experience design center at Kookmin Bank. She previously served as a principal designer of the customer experience strategy group at Samsung SDS. Ms. Lee received a B.S. in mathematics and an M.A. in business administration from Seoul National University.

Byoung Ha Choi is the head of our group architecture center. He also serves as the head of the tech development division of Kookmin Bank. He previously served as the general manager of the tech development department of Kookmin Bank. Mr. Choi received a B.A. in management information from Kookmin University.

Joo Hyun Kim is the head of our group cloud center. He also serves as the head of the cloud platform department of Kookmin Bank. He previously served as the head of the cloud service technology center at Naver Cloud. Mr. Kim received a B.S. in computer science and statistics from Seoul National University.

Myoung Hwa Park is the head of our planning and coordination department. He is also the head of Kookmin Bank’s planning and coordination department. He previously served as the head of Kookmin Bank’s embedded sales division. Mr. Park received a B.A. in law from Pai Chai University.

Item 6.B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted, excluding stock grants, by us and our subsidiaries to our chairman and chief executive officer, our other executive and non-standing directors, our non-executive directors and our executive officers for the year ended December 31, 2024 was ￦19,618 million. For the year ended December 31, 2024, we set aside ￦388 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

Among those who received total annual compensation exceeding ￦500 million in 2024 at the holding company level, the five highest-paid individuals were as follows:

Name	Position	Total Compensation in 2024 (in millions of Won)(1)	Incentive Compensation for Payment Subsequent to 2024 (number of shares)(2)
Jong Hee Yang	Chairman and Chief Executive Officer	￦1,848	7,024
Scott Y.H. Seo	Senior Executive Vice President and Chief Business Officer of Global	792	6,677
Bong Joong Kwon	Senior Managing Director and Head of the IR Division	605	3,084
Sang Duk Kim	General Manager of the Accounting Department	509	—
Cheal Soo Choi	Senior Executive Vice President and Chief Risk Management Officer	504	1,515

(1)	Includes annual salary and performance-based incentive payments paid by the holding company.
(2)

Consists of performance-based shares expected to be granted by the holding company in the future. The actual payment amount will be determined at the time of payment based on the then-current market price of our common shares.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us.

In 2008, we established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our and our subsidiaries’ directors and executive officers, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6.E. Share Ownership—Performance Share Agreements.” In 2024, we incurred ￦43,962 million of compensation costs relating to stock grants under such agreements. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report.

Item 6.C.	Board Practices

See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have the following committees that serve under the board:

•	the Audit Committee;

•	the Risk Management Committee;

•	the Evaluation and Compensation Committee;

•	the Non-Executive Director Nominating Committee;

•	the Audit Committee Member Nominating Committee;

•	the Chairman Nominating Committee (formerly, the CEO Director Nominating Committee);

•	the Subsidiaries’ Representative Director Nominating Committee (formerly, the Subsidiaries’ CEO Nominating Committee);

•	the Internal Control Committee; and

•	the ESG Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders.

Audit Committee

The committee currently consists of four non-executive directors, Sun Yeop Kim, Whajoon Cho, Eun Young Chah and Sung-Yong Kim. The chairperson of the committee is Sun Yeop Kim. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Risk Management Committee

The committee currently consists of four non-executive directors, Sung-Yong Kim, Jungsung Yeo, Eun Young Chah and Myong-Hwal Lee. The chairperson of the committee is Sung-Yong Kim. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews solvency allocations as well as recovery and resolution plans. The committee holds regular meetings every quarter.

Evaluation and Compensation Committee

The committee currently consists of four non-executive directors, Eun Young Chah, Jungsung Yeo, Jaehong Choi and Sun Yeop Kim. The chairperson of the committee is Eun Young Chah. The committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding the compensation of directors, evaluating management’s performance and implementing management training programs, as well as deciding and supervising the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings semi-annually.

Non-executive Director Nominating Committee

The committee currently consists of four non-executive directors, Jaehong Choi, Whajoon Cho, Jungsung Yeo and Myong-Hwal Lee. The chairperson of the committee is Jaehong Choi. The committee is responsible for the management and evaluation of a pool of non-executive director candidates and recommendation of the non-executive director candidates to be nominated at the annual general meeting of shareholders.

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

Chairman Nominating Committee

The committee currently consists of all seven of our non-executive directors. The chairperson of the committee is Whajoon Cho. The committee is responsible for establishing and monitoring procedures for our CEO candidate cultivation and succession program pursuant to our “Chairman Succession Regulations,” which cover, among other things, the qualifications of CEO candidates, continued maintenance of the candidate pool and the CEO candidate nomination process. The committee holds regular meetings semi-annually.

Subsidiaries’ Representative Director Nominating Committee

The committee currently consists of one non-standing director, Hwan Ju Lee, and three non-executive directors, Jaehong Choi, Myong-Hwal Lee and Sun Yeop Kim, together with our chairman and chief executive officer, Jong Hee Yang, who is also the chairperson of the committee. The committee is responsible for candidate cultivation and succession programs for chief executive officers of our subsidiaries. The committee holds regular meetings semi-annually.

Internal Control Committee

We established the committee in March 2025 in accordance with recent amendments to the Act on the Corporate Governance of Financial Companies, which provides for the establishment of an internal control committee as a means to enhancing the internal control systems of financial companies in Korea. The committee currently consists of four non-executive directors, Myong-Hwal Lee, Whajoon Cho, Jaehong Choi and Sung-Yong Kim. The chairperson of the committee is Myong-Hwal Lee. The committee is responsible for establishing and amending our strategies and standards relating to internal control and overseeing their proper implementation, except that the Audit Committee will continue to oversee matters relating to internal control over financial reporting, among others. The committee will hold regular meetings semi-annually.

ESG Committee

The committee currently consists of one non-standing director, Hwan Ju Lee, and three non-executive directors, Jungsung Yeo, Whajoon Cho and Sun Yeop Kim, together with our chairman and chief executive officer, Jong Hee Yang. The chairperson of the committee is Jungsung Yeo. The committee is responsible for establishing and enforcing strategies and policies relating to non-financial aspects of our business, which consist of the environment, social responsibility and corporate governance, in order to promote sustainable development and enhance our corporate value. The committee also manages ESG-related products and investments and monitors ESG-related global initiatives and community outreach efforts. The committee holds regular meetings semi-annually.

Item 6.D.	Employees

As of December 31, 2024, we had a total of 126 full-time employees, excluding 14 executive officers, at our financial holding company.

The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2022	2023	2024
KB Financial Group	Full-time employees(1)	145	142	126
	Contractual employees	—	—	—
	Managerial employees	131	127	116
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees(1)	14,697	14,039	13,428
	Contractual employees	2,429	2,389	2,698
	Managerial employees	8,063	7,647	7,262
	Members of Korea Financial Industry Union	13,016	11,897	12,087
Other subsidiaries	Full-time employees(1)	9,171	9,003	8,858
	Contractual employees	1,233	1,229	1,291
	Managerial employees	5,341	5,206	5,205
	Members of Korea Financial Industry Union	6,587	6,945	6,719

(1)	Excluding executive officers.

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

In January 2016, Kookmin Bank implemented a “mileage stock” program, pursuant to which its employees may receive performance-based cash payments that correspond to the market value of our common shares. The accumulated “mileages” of common shares can be exercised for cash during a four-year period commencing on the one-year anniversary of the grant date.

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

In June 2009, we established an employee stock ownership association. All of our employees are eligible to participate in this association. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. The employee stock ownership association held 7,904,376 shares of our common stock as of December 31, 2024.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership association, which will be terminated once all of our common stock held by the association (which the association received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2024, such employee stock ownership association held 167,116 shares of our common stock.

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

Common Stock

As of March 14, 2025, the persons who are currently our directors or executive officers, as a group, held an aggregate of 36,421 shares of our common stock, representing approximately 0.01% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 14, 2025:

Name of Executive Officer or Director	Number of Shares of Common Stock
Jong Hee Yang	5,914
Jae Keun Lee	2,119
Chang Kwon Lee	3,010
Dae Hwan Lim	1,793
Young June Park	845
Bong Joong Kwon	3,363
Hong Sun Yum	1,144
Hyo Ik Park	1,448
Shin Dong Jeung	1,056
Dae Hyun Cha	1,991
Keoung Nam Kim	2,294
Sang Rok Na	1,373
Hyo Sung Jeon	2,021
Jin Young Park	2,589
Young Sei Park	576
Young Suh Cho	2,000
Sang Won Oh	1,024
Hyun Jung Lee	125
Byoung Ha Choi	555
Joo Hyun Kim	344
Myoung Hwa Park	837

Total	36,421

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

The following table presents information regarding the beneficial ownership of our shares at December 31, 2024 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock		Percentage of Total Outstanding Shares of Common Stock (%)(1)
Korean National Pension Service	33,095,691		8.86%
The Capital Group Companies, Inc.	31,763,237	(2)	8.50%
BlackRock Fund Advisors	25,626,675	(3)	6.86%
JP Morgan Chase Bank, N.A.(4)	19,948,226		5.34%

(1)	Calculated based on 373,600,719 shares of our common stock outstanding as of December 31, 2024.
(2)

As of December 31, 2024, based on disclosure made by The Capital Group Companies, Inc. through a report on significant holdings of stocks filed on the Data Analysis, Retrieval and Transfer System of the Financial Supervisory Service on January 13, 2025.

(3)	As of December 31, 2023, based on disclosure made by BlackRock Fund Advisors in a beneficial ownership filing on February 9, 2024.
(4)	As depositary bank.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5.0% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2024. None of our major stockholders has different voting rights from our other stockholders.

As of December 31, 2024, there were 373,600,719 shares of common stock outstanding. Of the total outstanding shares, 19,948,226 shares were held in the form of ADSs and 121,946,545 shares were held of record in the form of common stock by residents in the United States. As of December 31, 2024, the number of registered holders of our ADSs was 25 and the number of holders of our common stock in the United States was 762.

Item 7.B.	Related Party Transactions

As of December 31, 2024, we had an aggregate of ￦7,133 million in loans outstanding to our executive officers and directors, executive officers and directors of Kookmin Bank and chief executive officers of our other subsidiaries, including family members of such individuals. In addition, as of such date, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

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

See “Item 18. Financial Statements” and pages F-1 through F-315.

IFRS 17 is effective for annual periods beginning on or after January 1, 2023 and replaces IFRS 4. We have applied IFRS 17 in our consolidated financial statements as of and for the years ended December 31, 2022, 2023 and 2024 included elsewhere in this annual report. However, business figures and other financial information as of and for the year ended December 31, 2021 in this annual report have not been restated to retroactively apply IFRS 17, and as such, may not be directly comparable to corresponding figures and information as of and for the years ended December 31, 2022, 2023 and 2024, which reflect the application of IFRS 17, where applicable. See “Item 3.D. Risk Factors—Risks relating to our insurance operations—Changes in accounting standards for insurance contracts and their implementation could adversely impact our reported results of operations and financial condition and their comparability with those from prior periods.” Furthermore, certain figures as of and for the years ended December 31, 2022 and 2023 have been retroactively adjusted to reflect, among others, changes in our accounting policies relating to the application of IFRS 17, a detailed description of which can be found in Note 2.1.3 of the notes to our consolidated financial statements included elsewhere in this annual report.

You should read the following data together with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Historical results do not necessarily predict future results.

Profitability ratios and other data

	As of or for the year Ended December 31,
	2022	2023	2024
	(Percentages)
Net interest spread(1)	2.00%	1.95%	1.96%
Net interest margin(2)	2.05	2.02	2.02
Average asset liability ratio(3)	103.53	102.52	101.82
Efficiency ratio(4)	48.40	41.08	40.75
Cost-to-average assets ratio(5)	1.00	0.95	0.94
Won loans (gross) as a percentage of Won deposits	109.47	109.28	109.29
Total loans (gross) as a percentage of total deposits	110.98	110.76	109.64

(1)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(2)	Represents the ratio of net interest income to average interest-earning assets.
(3)	Represents the ratio of average interest-earning assets to average interest-bearing liabilities.
(4)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net insurance income, net gain on financial assets and liabilities at fair value through profit or loss, other insurance finance income and net other operating income.

(5)	Represents the ratio of general and administrative expenses to average total assets.

Capital ratios

	As of or for the year Ended December 31,
	2022	2023	2024
	(Percentages)
Consolidated capital adequacy ratio of KB Financial Group(1)	16.16%	16.73%	16.43%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio(2)	14.92	15.50	14.95
Common equity Tier I capital adequacy ratio(2)	14.50	14.91	14.50
Tier II capital adequacy ratio(2)	2.54	2.58	2.35
Average stockholders’ equity as a percentage of average total assets	9.48	7.86	7.70

(1)

Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, were required to maintain a total minimum consolidated capital adequacy ratio of 12.5% (including applicable additional capital buffers and requirements) as of December 31, 2024. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

(2)

Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2023		2024
	(in billions of Won, except percentages)
Total loans(1)	￦	450,268	￦	477,705
Total non-performing loans(2)		2,379		2,646
Other impaired loans not included in non-performing loans		2,529		2,365
Total of non-performing loans and other impaired loans		4,908		5,011
Total allowances for loan losses		5,463		5,634
Non-performing loans as a percentage of total loans		0.53%		0.55%
Non-performing loans as a percentage of total assets		0.33%		0.35%
Total of non-performing loans and other impaired loans as a percentage of total loans		1.09%		1.05%
Allowances for loan losses as a percentage of total loans		1.21%		1.18%

(1)	Before deduction of allowances for loan losses.
(2)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due by 90 days or more.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2022					2023					2024
	Average Balance(1)(2)		Interest Income(3)		Average Yield(2)	Average Balance(1)(2)		Interest Income(3)		Average Yield(2)	Average Balance(1)		Interest Income(3)		Average Yield
	(in billions of Won, except percentages)
Assets
Due from financial institutions measured at amortized cost	￦	15,679	￦	166	1.06%	￦	13,923	￦	352	2.53%	￦	14,319	￦	396	2.77%
Financial instruments at fair value through profit or loss (debt securities)(4)		28,097		930	3.31		29,447		1,415	4.81		31,386		1,459	4.65
Financial investments (debt securities)(5)		83,764		2,306	2.75		114,524		3,389	2.96		123,799		3,985	3.22
Loans:
Corporate		199,011		7,331	3.68		203,950		9,770	4.79		214,225		9,956	4.65
Mortgage		91,781		2,760	3.01		92,427		4,010	4.34		98,059		4,107	4.19
Home equity		27,258		903	3.31		28,213		1,257	4.46		33,158		1,434	4.32
Other consumer(6)		69,793		3,235	4.64		61,922		4,223	6.82		59,016		4,058	6.88
Credit cards(7)		22,126		1,532	6.92		22,787		1,856	8.14		23,365		1,950	8.35
Foreign(8)		24,412		1,608	6.59		34,045		2,849	8.37		36,721		3,115	8.48

Loans (total)		434,381		17,369	4.00		443,344		23,965	5.41		464,544		24,621	5.30
Insurance assets		624		17	2.72		1,723		21	1.22		1,855		31	1.67

Total average interest-earning assets	￦	562,545	￦	20,787	3.70%	￦	602,961	￦	29,142	4.83%	￦	635,903	￦	30,491	4.79%

Cash and due from banks		15,893		—	—		14,876		—	—		15,653		—	—
Financial assets at fair value through profit or loss (excluding debt securities):
Equity securities		4,119		—	—		5,624		—	—		6,322		—	—
Other		30,557		—	—		37,064		—	—		39,741		—	—

Financial assets at fair value through profit or loss (excluding debt securities) (total)		34,676		—	—		42,688		—	—		46,063		—	—
Financial investment (equity securities)		3,200		—	—		2,257		—	—		2,755		—	—
Investment in associates		13,502		—	—		801		—	—		1,032		—	—
Derivative financial assets		9,094		—	—		8,189		—	—		6,762		—	—
Premises and equipment		7,545		—	—		8,789		—	—		9,391		—	—
Intangible assets		1,468		—	—		1,971		—	—		1,997		—	—
Allowances for loan losses		(3,963)		—	—		(5,069)		—	—		(6,136)		—	—
Other non-interest-earning assets		17,841		—	—		21,158		—	—		24,678		—	—

Total average non-interest earning assets		99,256		—	—		95,660		—	—		102,195		—	—

Total average assets	￦	661,801	￦	20,787	3.14%	￦	698,621	￦	29,142	4.17%	￦	738,098	￦	30,491	4.13%

	Year Ended December 31,
	2022					2023					2024
	Average Balance(1)(2)		Interest Expense		Average Cost(2)	Average Balance(1)(2)		Interest Expense		Average Cost(2)	Average Balance(1)		Interest Expense		Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	￦	183,252	￦	448	0.24%	￦	157,486	￦	693	0.44%	￦	163,101	￦	823	0.50%
Time deposits		190,210		4,060	2.13		223,607		8,936	4.00		242,061		9,128	3.77
Certificates of deposit		5,512		130	2.36		10,418		424	4.07		11,148		428	3.84

Deposits (total)		378,974		4,637	1.22		391,511		10,053	2.57		416,310		10,379	2.49
Borrowings:
Bonds sold under repurchase agreements		11,196		205	1.83		11,081		391	3.53		11,645		400	3.43
Other borrowings(9)		64,496		1,293	2.00		69,758		2,677	3.84		70,799		2,785	3.93

Borrowings (total)		75,692		1,498	1.98		80,839		3,067	3.80		82,444		3,185	3.86
Debentures		69,886		1,641	2.35		69,119		2,307	3.34		73,062		2,623	3.59

Insurance liabilities		18,838		1,460	7.75		46,653		1,534	3.29		52,732		1,478	2.80

Total average interest-bearing liabilities	￦	543,390	￦	9,237	1.70%	￦	588,122	￦	16,961	2.88%	￦	624,548	￦	17,665	2.83

Non-interest bearing demand deposits		5,452		—	—		4,459		—	—		4,542		—	—
Derivative financial liabilities		9,278		—	—		8,185		—	—		6,657		—	—
Financial liabilities at fair value through profit or loss		12,704		—	—		11,342		—	—		10,544		—	—
Other non-interest-bearing liabilities		27,500		—	—		29,772		—	—		32,744		—	—

Total average non-interest bearing liabilities		54,934		—	—		53,758		—	—		54,487		—	—

Total average liabilities		598,324		9,237	1.54		641,880		16,961	2.64		679,035		17,665	2.60

Total equity		63,477		—	—		56,741		—	—		59,063		—	—

Total average liabilities and equity	￦	661,801	￦	9,237	1.40%	￦	698,621	￦	16,961	2.43%	￦	738,098	￦	17,665	2.39%

(1)	Average balances are based on daily balances for our banking, credit card and securities operations and monthly or quarterly balances for our other operations.
(2)	Certain figures as of and for the years ended December 31, 2022 and 2023 have been adjusted. See the introductory paragraph to “Item 8.A. Consolidated Statements and Other Financial Information”.
(3)	We do not invest in any tax-exempt securities.
(4)

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

(6)	Includes other interest income.
(7)

Interest income from credit cards includes principally cash advance fees of ￦190 billion, ￦209 billion and ￦195 billion and interest on credit card loans of ￦768 billion, ￦820 billion and ￦880 billion for the years ended December 31, 2022, 2023 and 2024, respectively, but does not include interchange fees.

(8)	Consists primarily of loans from the overseas branches of our subsidiaries to affiliates of large Korean manufacturing companies for trade financing and working capital.
(9)	Includes (i) lease-related interest expense pursuant to our adoption of IFRS 16 Leases and (ii) other interest expense.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2022 compared to 2023 and 2023 compared to 2024. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2023 vs. 2022 Increase/(Decrease) Due to Change in						2024 vs. 2023 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Due from financial institutions measured at amortized cost	￦	(21)	￦	207	￦	186	￦	10	￦	34	￦	44
Financial instruments at fair value through profit or loss (debt securities)(1)		46		439		485		92		(48)		44
Financial investments (debt securities)(2)		897		186		1,083		286		310		596
Loans:
Corporate		185		2,254		2,439		479		(293)		186
Mortgage		20		1,230		1,250		239		(142)		97
Home equity		32		322		354		217		(40)		177
Other consumer		(398)		1,386		988		(202)		37		(165)
Credit cards		47		277		324		47		47		94
Foreign		737		504		1,241		228		38		266
Insurance assets		17		(13)		4		2		8		10

Total interest income	￦	1,562	￦	6,792	￦	8,354	￦	1,398	￦	(49)	￦	1,349

	2023 vs. 2022 Increase/(Decrease) Due to Change in						2024 vs. 2023 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-bearing liabilities
Deposits:
Demand deposits	￦	(70)	￦	315	￦	245	￦	27	￦	103	￦	130
Time deposits		813		4,063		4,876		719		(527)		192
Certificates of deposit		162		132		294		29		(25)		4
Borrowings:
Bonds sold under repurchase agreements		(2)		188		186		20		(11)		9
Other borrowings		113		1,271		1,384		42		66		108
Debentures		(18)		684		666		137		179		316
Insurance liabilities		1,262		(1,189)		73		188		(243)		(55)

Total interest expense		2,260		5,464		7,724		1,162		(458)		704

Total net interest income	￦	(698)	￦	1,328	￦	630	￦	236	￦	409	￦	645

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

Commencing in December 2019, a number of plaintiffs brought legal action against KB Securities, alleging that they invested in JB Australia NDIS Private Equity Investment Trust No. 1 through KB Securities based on an offering circular that had made untrue statements of a material fact. The plaintiffs are seeking to terminate the related investment contract on the basis of either breach of contract or mistake and are demanding an aggregate of ￦76.5 billion from KB Securities as compensation for the alleged unjust enrichment. In the alternative, they are seeking aggregate damages of ￦62.1 billion from KB Securities for violations of the relevant securities law, among others. As of the date of this annual report, the final outcome of the lawsuits remains uncertain.

In November 2023, the Financial Supervisory Service commenced an on-site inspection at Kookmin Bank in order to determine whether Kookmin Bank was in compliance with the Financial Consumer Protection Act in connection with its past sales of certain equity-linked securities products tied to the performance of the Hang Seng China Enterprise Index, or the HSCEI, which resulted in substantial losses to the customers who purchased such products upon maturity. The Financial Supervisory Service commenced similar inspections at other banks in Korea as well starting in January 2024. Approximately ￦5.2 trillion of such products sold by Kookmin Bank matured in 2024, and Kookmin Bank has ceased all sales of equity-linked securities products tied to the performance of the HSCEI, which has fluctuated widely in recent years. In March 2024, the Financial Supervisory Service released an interim inspection report on Kookmin Bank and other banks involved as well as dispute resolution guidelines for those customers who incurred losses from the purchase of such products. Subsequently, in March 2024, the board of directors of Kookmin Bank resolved to compensate such customers on a voluntary basis by engaging in private negotiations with each one of such customers based on the Financial Supervisory Service’s dispute resolution guidelines. The compensation amount recognized as provisions in 2024 is ￦744.8 billion, which has adversely affected our profit for the year. No assurance can be given that the final resolution of such matter will not have a material adverse effect on our results of operations and financial condition.

In February 2023, the Korea Fair Trade Commission commenced investigations into banks in Korea with respect to whether they had engaged in any unfair practices in violation of competition laws. In January 2024, the Korea Fair Trade Commission issued a review report addressed to the four largest banks in Korea, including Kookmin Bank, which alleged that the banks had colluded among themselves by sharing certain information to maintain similar loan-to-value ratios for real estate collateral. In April 2024, Kookmin Bank responded to the Korea Fair Trade Commission with a denial of such allegations, to which the Korea Fair Trade Commission responded in November 2024 with a decision made through a plenary session of its members to conduct a reexamination of the incident. The Korea Fair Trade Commission concluded its investigations in April 2025 and sent a report on such investigations to the four relevant banks, including Kookmin Bank, asking for their feedback on such report. In response to such request, Kookmin Bank is currently preparing a written opinion for submission to the Korea Fair Trade Commission in accordance with the relevant laws and regulations. As of the date of this annual report, it is difficult to predict the final outcome of this matter.

In November 2023, MTS Bank, a Russian bank, filed a lawsuit against Kookmin Bank in the Arbitrazh Court of the City of Moscow, seeking the return of approximately US$109.2 million of its funds held at Kookmin Bank. Kookmin Bank had frozen such assets in compliance with applicable sanctions in March 2023, after the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, added MTS Bank to its Specially Designated Nationals And Blocked Persons List, or the SDN List. Although we believe that there is a high probability that the Arbitrazh Court will rule against us given the outcome of other similar lawsuits in Russia that resulted from compliance with U.S. sanctions, we believe that the effects on our financial position will be limited to the accrued interest, as the principal amount at issue will be paid through the frozen assets held by Kookmin Bank. However, it is not possible to predict the final outcome of the lawsuit at this time. As of the date of this annual report, Kookmin Bank is subject to similar lawsuits filed by three other Russian Banks that are currently on the SDN List.

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

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of the years ended December 31, 2022, 2023 and 2024.

Except as otherwise noted, the dividends set forth below with respect to each year were paid within 30 days after our annual stockholders meeting, which was held no later than March of the following year.

Fiscal Year	Dividends per Common Share(1)	Total Amount of Cash Dividends Paid
		(in millions of Won)
2022(2)(3)	2,950	1,149,421
2023(4)(5)	3,060	1,173,937
2024(6)(7)	3,174	1,198,257

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)

On February 7, 2023, our board of directors passed a board resolution recommending a cash dividend of ￦1,450 per common share (before dividend tax), representing 29.0% of the par value of each share, for the fiscal year ended December 31, 2022. This resolution was approved and ratified by our stockholders on March 24, 2023.

(3)

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

(4)

On February 7, 2024, our board of directors passed a board resolution recommending a cash dividend of ￦1,530 per common share (before dividend tax), representing 30.6% of the par value of each share, for the fiscal year ended December 31, 2023. This resolution was approved and ratified by our stockholders on March 22, 2024.

(5)

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

(6)

On February 5, 2025, our board of directors passed a board resolution recommending a cash dividend of ￦804 per common share (before dividend tax), representing 16.1% of the par value of each share, for the fiscal year ended December 31, 2024. This resolution was approved and ratified by our stockholders on March 26, 2025.

(7)

Includes an interim cash dividend of ￦784 per common share (before dividend tax), representing 15.7% of the par value of each share, declared in April 2024 and paid in May 2024, an interim cash dividend of ￦791 per common share (before dividend tax), representing 15.8% of the par value of each share, declared in July 2024 and paid in August 2024 and an interim cash dividend of ￦795 per common share (before dividend tax), representing 15.9% of the par value of each share, declared in October 2024 and paid in November 2024.

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

As of December 31, 2024, our authorized share capital is 1,000,000,000 shares. Pursuant to our articles of incorporation, we are authorized to issue shares with preferred dividend, non-voting shares, class shares with conversion rights, class shares with redemption rights and shares with a combination of all or any of the foregoing characteristics (which we refer to collectively as “Class Shares”), as well as common shares. Subject to applicable laws and regulations, we are authorized to issue Class Shares up to one-half of all of our issued and outstanding shares.

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

As of March 31, 2025, 393,528,423 shares of common stock were issued and 367,905,210 shares of common stock were outstanding. No Class Shares are currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 606,471,577 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to officers and employees other than directors exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2025, none of our officers, directors and employees held options to purchase shares of our common stock.

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

The record dates for our annual dividends and quarterly dividends (if any) are determined through a resolution of our board of directors. Further, the Korean Commercial Code and our articles of incorporation permit us upon at least two weeks’ public notice to set a record date for the purpose of determining the stockholders entitled to certain rights pertaining to the shares, provided, however, that the Korean Commercial Code further requires that the register of stockholders shall not be closed for such purposes for more than three months. The trading of shares and the delivery of certificates in respect thereof may continue while the register of stockholders is closed.

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

The U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty (the “Treaty”) meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2023 or 2024 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2025 taxable year. Therefore, we believe that dividends received by a U.S. holder with respect to either common shares or ADSs will be “qualified dividends,” provided the holder satisfies the holding period requirement. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

If a U.S. holder sells or otherwise disposes of our common shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service, or the IRS. A U.S. holder should consult its own tax advisers regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the common shares or ADSs.

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Korean tax on dividends paid at the appropriate rate applicable to you may be eligible for a credit against your U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021, and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under temporary guidance issued in 2023 and complies with specific requirements as set forth in such guidance, the Korean tax on dividends may be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on dividends is uncertain and we have not determined whether these requirements are met, including requirements applicable to the Treaty. If the Korean tax is not a creditable tax for a U.S. holder or you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, you may be able to deduct the Korean tax in computing your taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, if the withholding tax is a creditable tax for a U.S. holder that elects to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Additionally, under the foreign tax credit requirements discussed above, any Korean tax imposed on the sale or other disposition of the common shares or ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under the temporary guidance discussed above and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the common shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the common shares or ADSs even if you have elected to claim a foreign tax credit for other taxes in the same year. You should consult your own tax advisers regarding the application of the foreign tax credit rules to a sale or other disposition of the common shares or ADSs and any Korean tax imposed on such sale or disposition.

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

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange, you will be subject to an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.35% and will not be subject to an agriculture and fishery special surtax.

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

Overview

As a financial services provider, we are exposed to various risks related to our lending and trading businesses, our funding activities and our operating environment, principally through Kookmin Bank, our banking subsidiary. Our goal in risk management is to ensure that we identify, measure, monitor and control the various risks that arise, and that our organization adheres strictly to the strategies and procedures which we establish to address these risks. Under our internal regulations pertaining to our consolidated capital adequacy ratio and internal standards for risk appetite and internal capital under Basel III, we identify the following eight separate categories of risk inherent in our business activities: credit risk, market risk, operational risk, interest rate risk, liquidity risk, credit concentration risk, reputation risk and strategic risk. Of these, the principal risks to which we are exposed are credit risk, market risk, liquidity risk and operational risk, and we strive to manage these and other risks within acceptable limits.

Organization

We have a multi-tiered risk management governance structure. Our Risk Management Committee is ultimately responsible for group-wide risk management, and directs our various subordinate risk management entities. The Risk Management Council coordinates the implementation of policies set forth by the Risk Management Committee with the relevant risk management units of our subsidiaries. The Subsidiary Risk Management Committee of each of our subsidiaries, based on the Risk Management Committee’s policies, determines risk management strategies and guidelines for such subsidiary and directs the activities of the subsidiary’s risk management units within the risk guidelines set at the group level. Each Subsidiary Risk Management Committee generally receives inputs from the respective risk management units of such subsidiary, which report to the Risk Management Committee.

The following chart sets out our risk management governance structure as of the date of this annual report:

Risk Management Committee

Our Risk Management Committee is a board-level committee that is responsible for overseeing all risks and advising the board of directors with respect to risk management-related issues. The committee consists of four non-executive directors (one of whom serves as the chairman of the committee), and convenes on a quarterly basis. Its major roles include:

•	establishing risk management policies in accordance with the directives of the board of directors;

•	determining our target risk appetite;

•	allocating risk capital to each subsidiary and approving our subsidiaries’ risk limits;

•	reviewing the level of risks we are exposed to and the appropriateness of our risk management systems and operations; and

•	reviewing recovery and resolution plans.

Risk Management Council

Our Risk Management Council is responsible for coordinating with the risk management units of our subsidiaries to ensure that they implement the strategies, guidelines and limits established by the Risk Management Committee. The Risk Management Council is comprised of our chief risk management officer and the chief risk management officers of all of our subsidiaries. It operates independently from all business units and convenes on a quarterly basis. Its responsibilities include:

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

Subsidiary Risk Management Committees

Each of our subsidiaries has delegated risk management authority to its Subsidiary Risk Management Committee. Each Subsidiary Risk Management Committee measures and monitors the various risks faced by the relevant subsidiary and reports to that subsidiary’s board of directors regarding decisions that it makes on risk management issues. It also makes certain strategic risk-related decisions regarding the operations of the relevant subsidiary, such as setting total exposure limits, allocating credit risk limits and market risk-related limits and determining which market risk derivatives instruments the subsidiary can trade. The major activities of each Subsidiary Risk Management Committee include:

•	determining and monitoring risk strategies, guidelines, limits and tolerance levels and the level of subsidiary risk in accordance with group policy;

•	reviewing and analyzing the subsidiary’s risk profile;

•	setting limits for and adjusting the risk capital allocation plan and risk levels for each business unit within the subsidiary; and

•	monitoring compliance with our group-wide risk management strategies at the business unit and subsidiary level.

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

We assess and manage all credit exposures. We measure expected losses and internal capital on assets (whether on- or off-balance sheet) that are subject to credit risk management and use expected losses and internal capital as management indicators. We manage credit risk by allocating credit risk internal capital limits. In addition, we control credit concentration risk exposure by applying and managing total exposure limits to prevent excessive risk concentration to particular industries or borrowers. Credit exposures that we assess and manage include loans to borrowers and counterparties, investments in securities, letters of credit, bankers’ acceptances, derivatives and commitments. Our risk appetite, which is the ratio of our required internal capital to our estimated available capital, is approved by the Risk Management Committee once a year. Thereafter, we calculate internal capital every month for all of our subsidiaries and on a holding company level based on attributed internal capital in accordance with the risk appetite as approved by the Risk Management Committee, and measure and report profiles of credit risk on a holding company level and by subsidiary regularly to our senior management, including our Risk Management Committee.

We use expected default rates and loss given default rates to determine the expected loss rate of a borrower or counterparty. We use the expected loss rate to make credit related decisions, including pricing, loan approval and establishment of standards to be followed at each level of decision making. These rates are calculated using information gathered from our internal database. With respect to large corporate borrowers, we also use information provided by external credit rating services to calculate default rates and loss given default rates.

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

Total Exposure Management

We establish and manage total exposure limits for industries, chaebols and corporations, as well as certain small- and medium-sized enterprises, in order to efficiently manage financial assets and to optimize our credit portfolio. Kookmin Bank establishes total exposure limits for (i) main debtor groups designated by the Financial Supervisory Service, (ii) groups to which Kookmin Bank has total exposure of ￦70 billion or more, (iii) enterprises that belong to a main debtor group or large enterprises, in both cases to which Kookmin Bank has total exposure of ￦40 billion or more, (iv) small- and medium-sized enterprises to which Kookmin Bank has total exposure of ￦30 billion or more and (v) other groups or individual enterprises designated by the head of Kookmin Bank’s Risk Management Group as necessary. Kookmin Bank establishes total exposure limit by reviewing factors such as industry, size, cash flows, financial ratios and credit ratings, while establishing exposure limits for industries by reviewing the sales growth rate and risk concentration for each industry. The total exposure limits for a specific industry are set following approval by Kookmin Bank’s Risk Management Council after review by the Credit Risk Management Subcommittee, while the exposure limits for a specific company or company group are set during the review of their credit application by the relevant approval authority.

Kookmin Bank’s maximum exposure limit is within 25% of its Tier I and Tier II capital for a single group, and within 10% of its Tier I and Tier II capital for a single corporation.

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to corporations, chaebols and industries. Kookmin Bank monitors its exposure to large corporations and companies affiliated with the 36 largest highly-indebted business groups (such groups being the main debtor groups in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures) to which it has an exposure of ￦40 billion or more, small- and medium-sized enterprises to which it has an exposure of ￦30 billion or more, and also its exposure to 156 business groups, which comprise the 36 largest highly-indebted business groups as well as 120 business groups to which it has exposures (in the form of securities or loans) of ￦70 billion or more. We also monitor our exposure across 37 industries. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

Basel III Standardized Method. Commencing in 2023, Kookmin Bank replaced the use of daily VaR with the Basel III standardized method to measure market risk. Under such method, Kookmin Bank measures its market risk capital by aggregating (i) risk capital measured using the sensitivities-based method, (ii) default risk capital and (iii) residual risk add-on capital:

•

risk capital measured using the sensitivities-based method represents the linear and non-linear losses that can result from adverse changes in interest rates, credit spreads, equity prices, foreign exchange rates and commodities prices;

•	default risk capital represents the losses that can result from any unexpected default of an entity not contemplated under the sensitivities-based method; and

•	residual risk add-on capital represents any other losses that are not contemplated under the sensitivities-based method or are not considered to result from the risk of default.

The following table shows Kookmin Bank’s market risk capital for each category of market risk as of December 31, 2023 and 2024:

Risk categories		Risk Capital
		2023		2024
		(in billions of Won)
Sensitivities-based method	General interest rate risk	￦	90.7	￦	108.5
	Equity risk		17.6		5.9
	Commodities risk		0.1		0.0
	Foreign exchange risk		234.1		179.5
	Credit spread risk: non-securitizations		136.1		122.8
	Credit spread risk: securitizations (non-correlation trading portfolio)		0.6		1.0
	Credit spread risk: securitizations (correlation trading portfolio)		0.0		0.0

Default risk			85.4		52.3

Residual risk add-on			0.9		1.1

Total		￦	565.4	￦	471.1

Stress testing. In addition, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant increases in the general level of interest rates. As the Basel III standardized method assumes normal market situations, stress testing is an important way to supplement this method since it does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2024, Kookmin Bank’s trading portfolio could have lost ￦495 billion for an assumed short-term extreme decline of approximately 25% in the equity market and an approximate 91 basis point increase in the Korean treasury bond rates under an abnormal stress environment.

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

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2023 and 2024. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31,(1)
	2023		2024
	(in millions of US$)
Currency:
U.S. dollars	US$	(288.1)	US$	216.1
Japanese Yen		1.8		1.3
Euro		8.9		25.8
Chinese Renminbi		61.6		72.4
Indonesian IDR		1,024.7		713.6
Others		128.7		86.8

Total	US$	937.7	US$	1,115.9

(1)	Amounts prepared on a non-consolidated basis.

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

As of December 31, 2024, Kookmin Bank’s equity trading position was ￦15.2 billion.

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

The following table shows Kookmin Bank’s interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2024.

	As of December 31, 2024
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest-earning assets:
Loans	￦	128,561	￦	95,840	￦	77,544	￦	25,134	￦	36,068	￦	363,147
Securities		7,104		5,098		7,562		38,167		12,247		70,178
Others		2,262		4		14		0		0		2,280

Total	￦	137,927	￦	100,942	￦	85,120	￦	63,301	￦	48,315	￦	435,605

Interest-bearing liabilities:
Deposits	￦	151,353	￦	45,462	￦	85,000	￦	55,917	￦	42,081	￦	379,813
Borrowings		10,563		0		0		0		0		10,563
Others		13,866		3,120		5,470		5,900		3,498		31,854

Total	￦	175,782	￦	48,582	￦	90,470	￦	61,817	￦	45,579	￦	422,230

Sensitivity gap		(37,855)		52,360		(5,350)		1,484		2,736		13,375
Cumulative gap		(37,855)		14,505		9,155		10,639		13,375
% of total assets		(8.7)%		3.3%		2.1%		2.4%		3.1%
Foreign currency-denominated Interest-earning assets:
Due from banks	￦	3,802	￦	731	￦	632	￦	3,637	￦	3,428	￦	12,230
Loans		29,108		3,808		2,506		3,643		4,863		43,928
Securities		7,105		224		48		162		556		8,095

Total	￦	40,015	￦	4,763	￦	3,186	￦	7,442	￦	8,847	￦	64,253

Interest-bearing liabilities:
Deposits	￦	23,359	￦	5,943	￦	5,422	￦	2,916	￦	2,632	￦	40,272
Borrowings		14,109		2,258		2,566		6,628		4,185		29,746
Others		2,026		0		0		0		0		2,026

Total	￦	39,494	￦	8,201	￦	7,988	￦	9,544	￦	6,817	￦	72,044

Sensitivity gap		521		(3,438)		(4,802)		(2,102)		2,030		(7,791)
Cumulative gap		521		(2,917)		(7,719)		(9,821)		(7,791)
% of total assets		0.8%		(4.5)%		(12.0)%		(15.3)%		(12.1)%

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2024, our Won-denominated asset and liability duration gap was positive and it moved between +0.109 years and +0.259 years. Accordingly, our net asset value would have declined (or increased) between ￦478 billion and ￦1,106 billion if interest rates had increased (or decreased) by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows Kookmin Bank’s duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates, on a consolidated basis.

Won-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2024	1.013	0.865	0.190	￦ (810)
December 31, 2024	0.966	0.906	0.109	(478)

Foreign currency-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2024	1.063	0.699	0.296	￦ (183)
December 31, 2024	1.037	0.741	0.253	(165)

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

The following table summarizes Kookmin Bank’s interest rate risk, taking into account asset and liability durations as of December 31, 2024.

	As of December 31, 2024
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	￦	137,927	￦	100,942	￦	85,120	￦	63,301	￦	48,315	￦	435,605
Liability position		175,782		48,582		90,470		61,817		45,579		422,230
Gap		(37,855)		52,360		(5,350)		1,484		2,736		13,375
Average maturity		0.058		0.375		0.779		1.885		6.241
Interest rate volatility		3%		3%		3%		3%		3%
Amount at risk		1,593		908		(633)		120		(1,507)		482

Foreign currency-denominated:
Asset position	￦	40,015	￦	4,763	￦	3,186	￦	7,442	￦	8,847	￦	64,253
Liability position		39,494		8,201		7,988		9,544		6,817		72,044
Gap		521		(3,438)		(4,802)		(2,102)		2,030		(7,790)
Average maturity		0.072		0.375		0.712		1.938		7.369
Interest rate volatility		2%		2%		2%		2%		2%
Amount at risk		2		(32)		(71)		(50)		499		348

IRRBB Analysis. Since November 2019, banks, including Kookmin Bank, have been required to adopt the standards of the IRRBB issued by the Basel Committee on Banking Supervision for calculating interest rate risk exposure. Such requirements were adopted in order to promote more financial stability for banks by requiring them to maintain a sufficient level of capital through a more robust risk management system. Kookmin Bank estimates its interest rate risk pursuant to such standards by calculating the changes in economic value of equity and the changes in net interest income based on various interest rate risk scenarios. Under this method, Kookmin Bank’s interest rate risk exposure was ￦830 billion as of December 31, 2024.

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

In April 2020, in order to encourage financial institutions to provide financial support to companies adversely affected by COVID-19, the Financial Services Commission announced that it would temporarily lower the required liquidity coverage ratio to 85%, and the required foreign currency liquidity coverage ratio to 70%. In June 2022, the Financial Services Commission began phasing out such temporary measures, and as of the date of this annual report, both the liquidity coverage ratio and the foreign liquidity coverage ratio requirements have returned to their pre-pandemic levels of 100% and 80%, respectively.

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

The following table shows Kookmin Bank’s liquidity coverage ratio and foreign currency liquidity coverage ratio on an average balance basis for the month of December 2024 in accordance with Financial Services Commission regulations:

Liquidity coverage ratio:	30 Days or Less
(in billions of Won, except percentages)
Highly liquid assets (A)	￦ 81,704
Cash outflows (B)	99,992
Cash inflows (C)	21,347
Total net cash outflows (D = B-C)	78,644
Liquidity coverage ratio (A/D)	103.89%
Minimum limit	97.50%

Foreign currency liquidity coverage ratio:	30 Days or Less
	(in millions of US$, except percentages)
Highly liquid assets (A)	US$	5,593
Cash outflows (B)		12,381
Cash inflows (C)		9,230
Total net cash outflows (D = B-C)		3,151
Liquidity coverage ratio (A/D)		177.50%
Minimum limit		80.00%

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

Each of our subsidiaries manages operational risks related to its own business, and we regularly monitor them. Kookmin Bank, our banking subsidiary, uses an operational risk management framework meeting the Basel III standards. Specifically, Kookmin Bank calculates its operational risk-weighted assets under the Basel III standardized method, pursuant to which it:

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

Each of our subsidiaries establishes its own internal control system in accordance with the group-level internal control principles. Our Compliance Supporting Department is responsible for monitoring and advising our subsidiaries regarding their internal control systems. Our Audit Committee, which consists of four non-executive directors, is an independent authority that evaluates the effectiveness and efficiency of our group-wide internal control systems and business processes and monitors our subsidiaries’ compliance with such systems and processes, as well as reviews the reliability of our financial statements to secure the transparency and stability of our management (including through the activities of our independent auditors). Supplementally, pursuant to certain amendments made to the Act on the Corporate Governance of Financial Companies aimed at strengthening the internal control systems of financial companies in Korea, which became effective in July 2024, we established an internal control committee under our board of directors in March 2025. The new committee will be mainly responsible for establishing and amending our strategies and standards relating to internal control, ensuring that our management take appropriate managerial actions required for the effective functioning of internal control related to their respective responsibilities set forth in a “Responsibilities Map” prepared by us in accordance with the amended rules, and overseeing steps to improve any deficiencies identified in our internal control systems. However, the Audit Committee will continue to oversee matters relating to internal control over financial reporting, among others. We have also established group-wide internal guidelines with respect to our subsidiaries’ reporting requirements. Our subsidiaries review their operations and their level of compliance with internal control systems and business processes on a periodic basis and, as part of this process, they are required to report any problems discovered and any remedial actions taken to our chief compliance officer, who is responsible for reporting to our Audit Committee or Internal Control Committee, as necessary. Based on the results of these reports, or on an ad hoc basis in response to any problem or potential problem that it identifies, the Audit Committee may direct a subsidiary to conduct an audit of its operations or, if it chooses to do so, conduct its own audit of those operations. The Audit Committee interacts on a regular basis with our Audit Department, Internal Control Committee, Compliance Supporting Department and our independent auditors. In carrying out these duties, the Audit Committee ultimately protects our property for the benefit of our shareholders, investors and customers by independently monitoring our management.

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

The Financial Supervisory Service periodically conducts a general examination of our operations. It also performs specific audits on particular aspects of our operations, such as risk management, credit monitoring and liquidity, as the need arises. We and our subsidiaries have in the past been subject to, and may in the future be subject to, the receipt of warning notices or the imposition of penalties in connection with our or our subsidiaries’ failure to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. Kookmin Bank’s Audit Department is the execution body for its audit committee and supports Kookmin Bank’s management objectives by auditing the operations of its branches using a risk analysis system and reviewing the operations of its headquarters and subsidiaries through the use of “risk-based audit” in accordance with the “business measurement process” audit methodology, which requires that the Audit Department evaluate the risk and process of its business units and concentrate its audit capacity with respect to high risk areas. As a result of recent regulatory trends, Kookmin Bank’s Audit Department is continuing its efforts to establish an advanced audit system and value-added internal audit by introducing risk-based audit techniques. In addition, in December 2024, Kookmin Bank newly established an internal control committee in order to enhance its internal control systems.

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

Kookmin Bank and KB Kookmin Card have each obtained ISO 27001 certification, which relates to information security. Kookmin Bank has also obtained ISO 20000 certification, which relates to information technology service management, and BS 25999 (now ISO 22301) certification, which relates to business continuity management. Kookmin Bank is the first Korean bank to have obtained all three such international certifications and it continually renews such certifications following annual reviews. In addition, we, Kookmin Bank and KB Insurance have each obtained ISMS certification, which relates to information security management, and KB Securities, KB Kookmin Card, Kookmin Bank and KB Capital have obtained ISMS-P certification, which relates to personal information in addition to information security management. KB Kookmin Card has also obtained PCI DSS certification, which relates to the protection of credit card data.

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

Fees and Payments from the Depositary to Us

In 2024, we received the following payments from the depositary:

Reimbursement of listing fees:	$80,000
Reimbursement of SEC filing fees:	$109,816
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.) and legal fees (expenses related to the preparation of our Form 20-F for fiscal year 2023):	$998,474

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2024 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report included herein, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Whajoon Cho and Sun Yeop Kim, our non-executive directors and members of our Audit Committee, qualify as “audit committee financial experts” and are independent within the meaning of this Item 16A.

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

Audit and Non-audit Fees

The following table sets forth the fees billed or expected to be billed to us by independent registered public accounting firm Samil PricewaterhouseCoopers for the fiscal years ended December 31, 2023 and 2024:

	Year Ended December 31,
	2023		2024
	(in millions of Won)
Audit fees	￦	16,618	￦	15,248
Audit-related fees		247		228
Tax fees		4		—

Total fees	￦	16,869	￦	15,476

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with:

•	the audits of our annual financial statements and the review of our interim financial statements;

•	the audits of our special purpose entities in connection with the Financial Investment Services and Capital Markets Act; and

•	our financial debenture offering services.

Audit-related fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with due diligence services rendered in the ordinary course of our business.

Tax fees in the above table are fees billed by Samil PricewaterhouseCoopers in connection with tax audit-related services for KB Investment Co., Ltd. in 2023.

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to January 31, 2024	—	￦	—	—	US$	—
February 1 to February 28, 2024(1)	—		—	—		—
March 1 to March 31, 2024(1)	1,000,000		72,566	1,000,000		183,681,710
April 1 to April 30, 2024(1)	2,050,000		69,035	2,050,000		76,641,308
May 1 to May 31, 2024(1)	1,348,135		78,562	1,348,135		—
June 1 to June 30, 2024(1)	—		—	—		—
July 1 to July 31, 2024(1)	—		—	—		—
August 1 to August 31, 2024(1)(2)	400,000		86,800	400,000		273,413,033
September 1 to September 30, 2024(2)	1,950,000		82,583	1,950,000		155,325,451
October 1 to October 31, 2024(2)	2,225,600		91,759	2,225,600		72,609,590
November 1 to November 30, 2024(2)(3)	450,274		96,758	450,274		40,413,456
December 1 to December 31, 2024(2)(3)	639,097		88,339	639,097		—

Total	10,063,106	￦	81,486	10,063,106

(1)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a trust agreement for the acquisition of up to ￦320 billion, or approximately $241.1 million (as of February 7, 2024), worth of treasury shares between February 8, 2024 and August 7, 2024, as announced via our report of foreign private issuer furnished to the U.S. Securities and Exchange Commission via Form 6-K on February 7, 2024. We completed such purchases on May 31, 2024 and cancelled all such shares following the expiration of the agreement on August 7, 2024.

(2)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a trust agreement for the acquisition of up to ￦400 billion, or approximately $288.1 million (as of July 23, 2024), worth of treasury shares between August 26, 2024 and March 4, 2025, as announced via our report of foreign private issuer furnished to the U.S. Securities and Exchange Commission via Form 6-K on July 23, 2024.

(3)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a trust agreement for the acquisition of up to ￦100 billion, or approximately $72.4 million (as of October 24, 2024), worth of treasury shares between November 1, 2024 and April 30, 2025, as announced via our report of foreign private issuer furnished to the U.S. Securities and Exchange Commission via Form 6-K on October 24, 2024.

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

NYSE Corporate Governance Standards	KB Financial Group

Director Independence
Listed companies must have a majority of independent directors.	The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), as seven out of nine directors are non-executive directors.

Executive Session
Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our non-executive directors hold executive sessions as needed in accordance with the Regulation of the Board of Directors.

Nomination/Corporate Governance Committee
A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We maintain a Non-executive Director Nominating Committee composed of four non-executive directors. We maintain a Chairman Nominating Committee composed of all seven of our non-executive directors.

Compensation Committee
A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the U.S. Securities and Exchange Commission rules adopted pursuant to Section 952 of the Dodd-Frank Act, the New York Stock Exchange listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company that will materially affect that member’s duties to the compensation committee.	We maintain an Evaluation and Compensation Committee composed of four non-executive directors.

NYSE Corporate Governance Standards	KB Financial Group
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
Our insider trading policy is included in our code of ethics, which is incorporated by reference to our annual report on Form
20-F
filed on April 28, 2016. See “Item 16B. Code of Ethics” and “Item 19. Exhibits.”

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
We and our major subsidiaries have obtained the Information Security Management System (“ISMS”) certifications of the Korea Internet and Security Agency, which share significant overlaps with the International Organization for Standardizations (“ISO”) certifications. Kookmin Bank and KB Kookmin Card have each obtained ISO 27001 certification, which relates to information security. Kookmin Bank has also obtained ISO 20000 certification, which relates to information technology service management, and BS 25999 (now ISO 22301) certification, which relates to business continuity management. Kookmin Bank is the first Korean bank to have obtained all three such international certifications. In addition, we, Kookmin Bank and KB Insurance have each obtained ISMS certification, which relates to information security management, and KB Securities, KB Kookmin Card, Kookmin Bank and KB Capital have obtained
ISMS-P
certification, which relates to personal information in addition to information security management. KB Kookmin Card has also obtained PCI DSS certification, which relates to the protection of credit card data. These certifications are valid for three years, and we are subject to an annual audit to maintain such certifications.
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
More specifically, the cybersecurity risk management processes described above are managed by our CISO at the group level, who heads our information security division. Our current CISO has over 10 years of work experience in information security and over 13 years of work experience in information technology, and has also obta ine
d a master’s deg
r
ee from the Korea University School of Cybersecurity.

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

Number	Description

1.1	Articles of Incorporation of KB Financial Group (translation in English).

2.1(1)	Form of Share Certificate of KB Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2(2)	Form of Fifth Amended and Restated Deposit Agreement among KB Financial Group, JPMorgan Chase Bank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, evidencing American depositary shares, including the form of American depositary receipt.

2.3(3)	Description of KB Financial Group’s Capital Stock.

2.4(4)	Description of KB Financial Group’s American Depositary Shares.

8.1(5)	List of subsidiaries of KB Financial Group.

11.1(6)	Code of Ethics.

Number	Description

12.1	Section 302 certifications.

13.1	Section 906 certifications.

97.1(7)	KB Financial Group’s Clawback Policy for Misstatements of Financial Statements.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (Embedded within Inline XBRL Document).

(1)	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009 (https://www.sec.gov/Archives/edgar/data/1445930/000095012309013901/h03411exv2w1.htm).
(2)	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-208008), filed on November 13, 2015 (https://www.sec.gov/Archives/edgar/data/1445930/000119380515001876/e614274_ex99-a.htm).
(3)	Incorporated by reference to “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock” of this annual report.
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
(7)

Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on April 26, 2024 (https://www.sec.gov/ix?doc=/Archives/edgar/data/0001445930/000119312524115465/d727549d20f.htm).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/ Jong Hee Yang
(Signature)

Jong Hee Yang
Chairman and Chief Executive Officer
(Name and Title)

Date: April 25, 2025

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
KB Financial Group Inc.:
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of KB Financial Group Inc. and its subsidiaries (the “Group”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.
We also have audited the adjustments to retrospectively apply the change in accounting for Insurance Contracts on the 2022 consolidated financial statements, as described in Note 2.1.3. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 financial statements taken as a whole.
Basis for Opinions
The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Allowance for expected credit losses on loans measured at amortized cost
As described in Note 3 and 10 to the consolidated financial statements, loans measured at amortized cost amount to ￦477,705,220 million, with allowances for credit losses of ￦5,633,380 million as of December 31, 2024. The Group measures expected credit losses on loans measured at amortized cost based on both individual and collective assessments. Individual assessment of expected credit losses is performed based on estimates of future forecast cash flow, and collective assessment of expected credit losses is involved with a variety and complex variable inputs and assumptions that requires management’s estimates and judgments.
The principal considerations for our determination that performing procedures relating to the allowance for credit losses of loans measured at amortized cost is a critical audit matter are: (i) there was significant judgement by management in determining the allowance, which in turn led to a high degree of auditor subjectivity in performing procedures related to the impairment models, key assumptions, such as probability of default, loss given default, credit risk ratings and determination of the forward-looking information and the expected future cash flows related to individual exposures; (ii) there was significant judgement and effort in evaluating audit evidence related to these models, judgments and assumptions used to determine the allowance; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

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
Loss ratio assumptions used to estimate fulfilment cash flows of the insurance contracts
As described in Note 38 to the consolidated financial statements, the net book value of the liability for remaining coverage was ￦49,652,372 million, which is presented as insurance contract liabilities, reinsurance contract liabilities, insurance contract assets, and reinsurance contract assets in the consolidated statement of financial position as of December 31, 2024. The Group estimates future cash flows using various actuarial assumptions as inputs. Among the actuarial assumptions, the calculation of loss ratio assumptions includes various and complex inputs, including historical data, and management’s estimates and judgement.
The principal considerations for our determination that performing procedures relating to the loss ratio assumptions used to estimate fulfilment cash flows of the insurance contracts is a critical audit matter are: (i) there was significant judgement by management in determining the loss ratio, which in turn led to a high degree of auditor subjectivity in performing procedures related to the estimation fulfilment cash flows of the insurance contracts; (ii) there was significant judgement and effort in evaluating audit evidence related to these models, judgments and assumptions used to determine the loss ratio; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
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
/s/ Samil PricewaterhouseCoopers
Seoul, the Republic of Korea
April 25, 2025
We have served as the Group’s auditor since 2022.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
KB Financial Group Inc.:
Opinion on the Consolidated Financial Statements
We have audited, before the effects of the adjustments to retrospectively reflect the adoption of IFRS No.17, Insurance Contracts on the 2022 consolidated financial statements described in Note 2.1.3, the consolidated statements of comprehensive income, changes in equity, and cash flows of KB Financial Group Inc. and its subsidiaries (“the Group”) for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). The 2022 consolidated financial statements before the adjustments described in Note 2.1.3 are not presented herein.
In our opinion, the consolidated financial statements, before the effects of the adjustments described in Note 2.1.3, present fairly, in all material respects, the results of the Group’s operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the adoption of IFRS No.17, Insurance Contracts on the 2022 consolidated financial statements described in Note 2.1.3 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ KPMG Samjong Accounting Corp.

We served as the Group’s auditor from 2019 to 2023.

Seoul, Korea
April 26, 2023

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023, 2024, AND JANUARY 1, 2023

	Jan.1 2023		Dec. 31 2023		Dec. 31 2024		Dec. 31 2024
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
ASSETS
Cash and due from financial institutions	￦	32,474,750	￦	29,836,311	￦	29,869,111	US$	20,211,056
Financial assets at fair value through profit or loss		70,092,497		77,038,267		79,450,093		53,760,230
Derivative financial assets		9,446,580		6,157,628		11,730,767		7,937,672
Loans measured at amortized cost		433,038,931		444,805,287		472,071,840		319,429,337
Financial investments		115,452,659		122,199,529		131,009,464		88,648,089
Investments in associates and joint ventures		682,669		722,222		947,390		641,055
Insurance contract assets		83,304		229,640		276,191		186,886
Reinsurance contract assets		1,484,622		1,642,432		1,497,147		1,013,050
Property and equipment		4,991,467		4,945,699		5,390,015		3,647,176
Investment property		3,148,340		4,109,784		3,759,176		2,543,662
Intangible assets		1,858,470		1,950,858		1,966,684		1,330,765
Net defined benefit assets		478,934		374,090		258,500		174,915
Current income tax assets		204,690		244,317		339,855		229,965
Deferred income tax assets		188,372		274,225		278,824		188,667
Assets held for sale		211,758		208,230		136,838		92,592
Other assets		14,815,439		20,986,897		18,863,637		12,764,155

Total assets	￦	688,653,482	￦	715,725,416	￦	757,845,532	US$	512,799,272

LIABILITIES
Financial liabilities at fair value through profit or loss	￦	12,271,604	￦	10,920,435	￦	10,720,231	US$	7,253,888
Derivative financial liabilities		9,509,769		6,210,639		11,783,494		7,973,349
Deposits		393,928,904		406,512,434		435,687,897		294,809,993
Borrowings		71,717,366		69,583,561		68,077,012		46,064,588
Debentures		68,698,203		69,176,668		76,171,257		51,541,592
Insurance contract liabilities		46,372,434		50,617,990		55,863,701		37,800,401
Reinsurance contract liabilities		31,728		36,030		56,266		38,072
Provisions		933,701		1,444,418		927,632		627,686
Net defined benefit liabilities		85,745		81,869		100,187		67,792
Current income tax liabilities		998,681		145,335		530,720		359,114
Deferred income tax liabilities		1,452,057		2,094,912		1,682,292		1,138,330
Other liabilities		28,850,033		40,264,935		36,429,662		24,650,280

Total liabilities		634,850,225		657,089,226		698,030,351		472,325,085

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
AS OF DECEMBER 31, 2023, 2024, AND JANUARY 1, 2023

	Jan.1 2023		Dec. 31 2023		Dec. 31 2023		Dec. 31 2024
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
TOTAL EQUITY
Share capital		2,090,558		2,090,558		2,090,558		1,414,584
Hybrid securities		4,434,251		5,032,803		5,082,578		3,439,147
Capital surplus		16,940,731		16,647,916		16,646,734		11,264,080
Accumulated other comprehensive income		1,002,881		2,152,644		496,922		336,246
Retained earnings		28,890,922		31,934,600		34,808,220		23,553,124
Treasury shares		(836,188)		(1,165,837)		(1,236,060)		(836,385)

Equity attributable to shareholders of the Parent Company		52,523,155		56,692,684		57,888,952		39,170,796
Non-controlling interests		1,280,102		1,943,506		1,926,229		1,303,391

Total equity		53,803,257		58,636,190		59,815,181		40,474,187

Total liabilities and equity	￦	688,653,482	￦	715,725,416	￦	757,845,532	US$	512,799,272

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	2022		2023		2024		2024
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Interest income	￦	20,787,417	￦	29,142,024	￦	30,491,385	US$	20,632,120
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		19,841,175		27,705,759		29,001,556		19,624,021
Interest income from financial instruments at fair value through profit or loss		929,735		1,415,366		1,458,512		986,908
Insurance finance interest income		16,507		20,899		31,317		21,191
Interest expense		(9,236,529)		(16,961,164)		(17,664,671)		(11,952,871)
Interest expense		(7,776,631)		(15,426,706)		(16,186,914)		(10,952,941)
Insurance finance interest expense		(1,459,898)		(1,534,458)		(1,477,757)		(999,930)

Net interest income		11,550,888		12,180,860		12,826,714		8,679,249

Fee and commission income		5,125,930		5,368,074		5,481,843		3,709,311
Fee and commission expense		(1,611,028)		(1,694,550)		(1,632,216)		(1,104,445)

Net fee and commission income		3,514,902		3,673,524		3,849,627		2,604,866

Insurance income		10,099,395		11,005,471		11,456,191		7,751,878
Insurance income		9,577,005		10,322,356		11,017,155		7,454,803
Reinsurance income		522,390		683,115		439,036		297,075
Insurance expense		(8,757,635)		(9,558,619)		(9,806,430)		(6,635,560)
Insurance service expense		(7,981,780)		(8,720,568)		(8,884,168)		(6,011,508)
Reinsurance expense		(775,855)		(838,051)		(922,262)		(624,052)

Net insurance income		1,341,760		1,446,852		1,649,761		1,116,318

Net gains (losses) on financial instruments at fair value through profit or loss		(1,139,818)		2,163,065		1,012,081		684,829

Other insurance finance income (expenses)		720,214		(572,476)		(437,001)		(295,700)

Net other operating expenses		(2,262,123)		(2,712,989)		(1,873,011)		(1,267,381)

General and administrative expenses		(6,643,654)		(6,647,406)		(6,938,624)		(4,695,048)

Operating income before provision for credit losses		7,082,169		9,531,430		10,089,547		6,827,133

Provision for credit losses		(1,847,775)		(3,146,409)		(2,044,286)		(1,383,274)

Net operating income		5,234,394		6,385,021		8,045,261		5,443,859

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	2022		2023		2024		2024
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Share of profit (loss) of associates and joint ventures		(28,755)		33,110		(16,884)		(11,425)
Net other non-operating income (expenses)		189,324		(297,980)		(1,043,130)		(705,838)

Net non-operating income (expenses)		160,569		(264,870)		(1,060,014)		(717,263)

Profit before income tax expense		5,394,963		6,120,151		6,985,247		4,726,596

Income tax expense		(1,504,061)		(1,593,817)		(1,956,641)		(1,323,969)

Profit for the year	￦	3,890,902	￦	4,526,334	￦	5,028,606	US$	3,402,627

Items that will not be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	￦	239,701	￦	(72,170)	￦	(85,375)	US$	(57,770)
Share of other comprehensive income (loss) of associates and joint ventures		183		(2)		—		—
Gains (losses) on equity securities at fair value through other comprehensive income		(932,058)		69,605		(254,864)		(172,455)
Fair value changes on financial liabilities designated at fair value through profit or loss due to own credit risk		38,855		(52,863)		(5,514)		(3,731)

		(653,319)		(55,430)		(345,753)		(233,956)

Items that may be reclassified subsequently to profit or loss
Currency translation differences		165,568		317		582,872		394,403
Gains (losses) on debt securities at fair value through other comprehensive income		(5,342,895)		3,304,471		1,468,299		993,530
Shares of other comprehensive income (loss) of associates and joint ventures		(545)		26		165		112
Gains (losses) on cash flow hedging instruments		26,168		53,923		34,741		23,508
Gains (losses) on hedging instruments of net investments in foreign operations		(79,085)		(14,659)		(186,708)		(126,337)
Insurance finance incomes(expenses)		5,891,208		(2,117,504)		(3,176,328)		(2,149,275)

		660,419		1,226,574		(1,276,959)		(864,059)

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	2022		2023		2024		2024
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Other comprehensive income for the year, net of tax		7,100		1,171,144		(1,622,712)		(1,098,015)

Total comprehensive income for the year	￦	3,898,002	￦	5,697,478	￦	3,405,894	US$	2,304,612

Profit attributable to:
Shareholders of the Parent Company		4,112,493		4,594,835		5,078,221		3,436,199
Non-controlling interests		(221,591)		(68,501)		(49,615)		(33,572)

	￦	3,890,902	￦	4,526,334	￦	5,028,606	US$	3,402,627

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		4,106,054		5,772,352		3,419,852		2,314,057
Non-controlling interests		(208,052)		(74,874)		(13,958)		(9,445)

	￦	3,898,002	￦	5,697,478	￦	3,405,894	US$	2,304,612

Earnings per share
Basic earnings per share	￦	10,230	￦	11,483	￦	12,880	US$	8.72
Diluted earnings per share		9,998		11,218		12,726		8.61
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2022 (Before the restatement)	￦	2,090,558	￦	2,838,221	￦	16,940,231	￦	1,375,644	￦	7,671	￦	26,416,564	￦	(1,136,188)	￦	833,338	￦	49,366,039

Changes in accounting policies		—		—		—		(130,973)		—		(17,004)		—		—		(147,977)

Balance as of January 1, 2022 (After the restatement)		2,090,558		2,838,221		16,940,231		1,244,671		7,671		26,399,560		(1,136,188)		833,338		49,218,062

Comprehensive income for the year
Profit (loss) for the year		—		—		—		—		—		4,112,493		—		(221,591)		3,890,902
Remeasurements of net defined benefit liabilities		—		—		—		239,623		—		—		—		78		239,701
Currency translation differences		—		—		—		158,319		(7,671)		—		—		14,920		165,568
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(6,516,516)		—		243,022		—		(1,459)		(6,274,953)
Share of other comprehensive income of associates and joint ventures		—		—		—		(362)		—		—		—		—		(362)
Gains on cash flow hedging instruments		—		—		—		26,168		—		—		—		—		26,168
Losses on hedging instruments of net investments in foreign operations		—		—		—		(79,085)		—		—		—		—		(79,085)
Insurance finance income		—		—		—		5,891,208		—		—		—		—		5,891,208
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		38,855		—		—		—		—		38,855

Total comprehensive income for the year		—		—		—		(241,790)		(7,671)		4,355,515		—		(208,052)		3,898,002
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(853,299)		—		—		(853,299)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(584,452)		—		—		(584,452)
Issuance of hybrid securities		—		1,596,030		—		—		—		—		—		431,807		2,027,837
Dividends on hybrid securities		—		—		—		—		—		(126,402)		—		(36,094)		(162,496)
Retirement of treasury share		—		—		—		—		—		(300,000)		300,000		—		—
Others		—		—		500		—		—		—		—		259,103		259,603

Total transactions with shareholders		—		1,596,030		500		—		—		(1,864,153)		300,000		654,816		687,193
Balance as of December 31, 2022	￦	2,090,558	￦	4,434,251	￦	16,940,731	￦	1,002,881	￦	—	￦	28,890,922	￦	(836,188)	￦	1,280,102	￦	53,803,257

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non- controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2023	￦	2,090,558	￦	4,434,251	￦	16,940,731	￦	1,002,881	￦	—	￦	28,890,922	￦	(836,188)	￦	1,280,102	￦	53,803,257

Comprehensive income for the year
Profit for the year		—		—				—		—		4,594,835		—		(68,501)		4,526,334
Remeasurements of net defined benefit liabilities		—		—		—		(72,525)		—		—		—		355		(72,170)
Currency translation differences		—		—		—		7,306		—		—		—		(6,989)		317
Gains on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		3,346,061		—		27,755		—		260		3,374,076
Share of other comprehensive income of associates and joint ventures		—		—		—		24		—		—		—		—		24
Gains on cash flow hedging instruments		—		—		—		53,923		—		—		—		—		53,923
Losses on hedging instruments of net investments in foreign operations		—		—		—		(14,659)		—		—		—		—		(14,659)
Insurance finance expenses		—		—		—		(2,117,504)		—		—		—		—		(2,117,504)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(52,863)		—		—		—		—		(52,863)

Total comprehensive income for the year		—		—		—		1,149,763		—		4,622,590		—		(74,875)		5,697,478
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(564,970)		—		—		(564,970)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(586,931)		—		—		(586,931)
Issuance of hybrid securities		—		598,552		—		—		—		—		—		429,078		1,027,630
Dividends on hybrid securities		—		—		—		—		—		(184,915)		—		(57,179)		(242,094)
Acquisition of treasury shares		—		—		—		—		—		—		(571,745)		—		(571,745)
Retirement of treasury shares		—		—		—		—		—		(242,096)		242,096		—		—
Ownership changes in subsidiaries		—		—		(292,815)		—		—		—		—		366,380		73,565

Total transactions with shareholders		—		598,552		(292,815)		—		—		(1,578,912)		(329,649)		738,279		(864,545)
Balance as of December 31, 2023	￦	2,090,558	￦	5,032,803	￦	16,647,916	￦	2,152,644	￦	—	￦	31,934,600	￦	(1,165,837)	￦	1,943,506	￦	58,636,190

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2024	￦	2,090,558	￦	5,032,803	￦	16,647,916	￦	2,152,644	￦	—	￦	31,934,600	￦	(1,165,837)	￦	1,943,506	￦	58,636,190

Comprehensive income for the year
Profit for the year		—		—				—		—		5,078,221		—		(49,615)		5,028,606
Remeasurements of net defined benefit liabilities		—		—		—		(85,946)		—		—		—		571		(85,375)
Currency translation differences		—		—		—		547,337		—		—		—		35,535		582,872
Gains on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		1,216,509		—		(2,647)		—		(427)		1,213,435
Share of other comprehensive income of associates and joint ventures		—		—		—		165		—		—		—		—		165
Gains on cash flow hedging instruments		—		—		—		34,763		—		—		—		(22)		34,741
Losses on hedging instruments of net investments in foreign operations		—		—		—		(186,708)		—		—		—		—		(186,708)
Insurance finance expenses		—		—		—		(3,176,328)		—		—		—		—		(3,176,328)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(5,514)		—		—		—		—		(5,514)

Total comprehensive income for the year		—		—		—		(1,655,722)		—		5,075,574		—		(13,958)		3,405,894
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(587,006)		—		—		(587,006)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(899,971)		—		—		(899,971)
Issuance of hybrid securities		—		399,059		—		—		—		—		—		756,317		1,155,376
Dividends on hybrid securities		—		—		—		—		—		(199,800)		—		(77,162)		(276,962)
Repayment on hybrid securities		—		(349,284)		—		—		—		—		—		(659,866)		(1,009,150)
Acquisition of treasury shares		—		—		—		—		—		—		(820,000)		—		(820,000)
Disposal of treasury shares		—		—		3,975		—		—		—		234,600		—		238,575
Retirement of treasury shares		—		—		—		—		—		(515,177)		515,177		—		—
Ownership changes in subsidiaries		—		—		—		—		—		—		—		12,198		12,198
Others		—		—		(5,157)		—		—		—		—		(34,806)		(39,963)

Total transactions with shareholders		—		49,775		(1,182)		—		—		(2,201,954)		(70,223)		(3,319)		(2,226,903)
Balance as of December 31, 2024	￦	2,090,558	￦	5,082,578	￦	16,646,734	￦	496,922	￦	—	￦	34,808,220	￦	(1,236,060)	￦	1,926,229	￦	59,815,181

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	Translation into U.S. dollars (Note 3) (In thousands)
Balance as of January 1, 2024	US$	1,414,584	US$	3,405,467	US$	11,264,880	US$	1,456,596	US$	—	US$	21,608,677	US$	(788,868)	US$	1,315,082	US$	39,676,418

Comprehensive income for the year
Profit for the year		—		—		—		—		—		3,436,199		—		(33,572)		3,402,627
Remeasurements of net defined benefit liabilities		—		—		—		(58,156)		—		—		—		386		(57,770)
Currency translation differences		—		—		—		370,358		—		—		—		24,045		394,403
Gains on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		823,156		—		(1,791)		—		(289)		821,076
Share of other comprehensive income of associates and joint ventures		—		—		—		112		—		—		—		—		112
Gains on cash flow hedging instruments		—		—		—		23,523		—		—		—		(15)		23,508
Losses on hedging instruments of net investments in foreign operations		—		—		—		(126,337)		—		—		—		—		(126,337)
Insurance finance expenses		—		—		—		(2,149,275)		—		—		—		—		(2,149,275)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(3,731)		—		—		—		—		(3,731)

Total comprehensive income for the year		—		—		—		(1,120,351)		—		3,434,408		—		(9,445)		2,304,612
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(397,200)		—		—		(397,200)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(608,969)		—		—		(608,969)
Issuance of hybrid securities		—		270,025		—		—		—		—		—		511,765		781,790
Dividends on hybrid securities		—		—		—		—		—		(135,195)		—		(52,212)		(187,407)
Repayment on hybrid securities		—		(236,345)		—		—		—		—		—		(446,501)		(682,846)
Acquisition of treasury shares		—		—		—		—		—		—		(554,856)		—		(554,856)
Disposal of treasury shares		—		—		2,690		—		—		—		158,742		—		161,432
Retirement of treasury shares		—		—		—		—		—		(348,597)		348,597		—		—
Ownership changes in subsidiaries		—		—		—		—		—		—		—		8,254		8,254
Others		—		—		(3,490)		—		—		—		—		(23,552)		(27,042)

Total transactions with shareholders		—		33,680		(800)		—		—		(1,489,961)		(47,517)		(2,246)		(1,506,844)
Balance as of December 31, 2024	US$	1,414,584	US$	3,439,147	US$	11,264,080	US$	336,246	US$	—	US$	23,553,124	US$	(836,385)	US$	1,303,391	US$	40,474,187

the above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	2022		2023		2024		2024
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from operating activities:
Profit for the year	￦	3,890,902	￦	4,526,334	￦	5,028,606	US$	3,402,627

Adjustment for non-cash items
Net losses (gains) on financial assets at fair value through profit or loss		670,619		(1,793,351)		29,212		19,766
Net losses on derivative financial instruments for hedging purposes		144,780		53,073		168,387		113,940
Provision for credit losses		1,847,775		3,146,409		2,044,286		1,383,274
Net losses on financial investments		309,868		255,989		103,986		70,363
Share of loss (profit) of associates and joint ventures		28,758		(33,110)		16,884		11,425
Depreciation and amortization expense		878,841		865,927		916,295		620,015
Other net losses (gains) on property and equipment/intangible assets		(251,858)		131,270		145,164		98,226
Share-based payments		58,275		69,703		140,453		95,038
Provision for policy reserves		326		—		—		—
Post-employment benefits		249,874		155,720		177,481		120,093
Net interest expense (income)		(83,503)		274,681		6,122		4,142
Losses (gains) on foreign currency translation		622,152		200,486		620,754		420,036
Insurance finance income		(8,544,791)		(7,695,017)		(10,922,966)		(7,391,070)
Reinsurance finance expense		1,272,009		1,318,610		1,659,880		1,123,165
Other expenses		769,310		827,254		793,690		537,054

		(2,027,565)		(2,222,356)		(4,100,372)		(2,774,533)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		3,048,875		(6,247,689)		(700,633)		(474,086)
Derivative financial instruments		546,079		(152,753)		(207,969)		(140,723)
Loans measured at fair value through other comprehensive income		(24,342)		(252,695)		(646,377)		(437,374)
Loans measured at amortized cost		(21,154,500)		(15,308,932)		(27,515,988)		(18,618,806)
Current income tax assets		(105,892)		(39,627)		(95,539)		(64,647)
Deferred income tax assets		(28,716)		(84,148)		5,201		3,519
Other assets		(1,539,544)		(3,775,944)		1,393,446		942,881
Financial liabilities at fair value through profit or loss		1,252,549		(1,467,780)		(183,609)		(124,240)
Deposits		16,566,047		12,195,807		23,821,056		16,118,615
Current income tax liabilities		335,175		(853,347)		385,385		260,772
Deferred income tax liabilities		(338,696)		245,859		367,748		248,838
Other liabilities		(2,543,876)		9,967,626		(4,948,829)		(3,348,645)
Insurance contract assets		(78,630)		(146,335)		(46,550)		(31,498)
Reinsurance contract assets		(1,284,008)		(1,470,578)		(1,498,923)		(1,014,252)
Insurance contract liabilities		8,329,953		9,009,220		11,807,838		7,989,822
Reinsurance contract liabilities		(361)		37,217		49,018		33,168
Investment contract liabilities		(82,958)		148,937		1,106,677		748,838

		2,897,155		1,804,838		3,091,952		2,092,182

Net cash inflow (outflow) from operating activities	￦	4,760,492	￦	4,108,816	￦	4,020,186	US$	2,720,275

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	2022		2023		2024		2024
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from investing activities:
Net cash flows from derivative financial instruments for hedging purposes	￦	(168,551)	￦	(48,122)	￦	(44,552)	US$	(30,146)
Disposal of financial asset at fair value through profit or loss		9,279,702		12,389,938		15,648,112		10,588,359
Acquisition of financial asset at fair value through profit or loss		(12,382,503)		(11,312,232)		(16,365,119)		(11,073,525)
Disposal of financial investments		27,032,376		43,472,217		45,225,323		30,601,899
Acquisition of financial investments		(44,228,971)		(47,125,014)		(47,328,121)		(32,024,766)
Disposal of investments in associates and joint ventures		167,690		99,834		98,497		66,648
Acquisition of investments in associates and joint ventures		(430,400)		(114,904)		(339,469)		(229,703)
Disposal of property and equipment		31,181		8,177		18,616		12,597
Acquisition of property and equipment		(296,937)		(350,138)		(337,178)		(228,153)
Disposal of investment property		1,292,114		3,669		264,948		179,278
Acquisition of investment property		(649,961)		(1,018,598)		(88,756)		(60,057)
Disposal of intangible assets		5,654		5,359		21,073		14,259
Acquisition of intangible assets		(200,535)		(330,427)		(289,731)		(196,048)
Net cash flows from changes in ownership of subsidiaries		932,428		1,297,001		88,528		59,903
Others		(19,166)		(496,252)		(397,226)		(268,785)

Net cash outflow from investing activities		(19,635,879)		(3,519,492)		(3,825,055)		(2,588,239)

Cash flows from financing activities:
Net cash flows from derivative financial instruments for hedging purposes		(105,017)		(73,335)		(216,883)		(146,755)
Net increase (decrease) in borrowings		14,669,649		(2,223,069)		(4,358,474)		(2,949,179)
Increase in debentures		107,607,314		83,777,490		86,031,647		58,213,665
Decrease in debentures		(106,631,213)		(83,683,272)		(80,848,086)		(54,706,187)
Increase(decrease) in other payables to trust accounts		(1,225,402)		2,333,656		89,900		60,831
Dividends paid to shareholders of the Parent Company		(1,437,750)		(1,151,900)		(1,486,978)		(1,006,170)
Issuance of hybrid securities		1,596,030		598,552		399,059		270,025
Repayment on hybrid securities		—		—		(350,000)		(236,829)
Dividends paid on hybrid securities		(126,402)		(184,915)		(199,800)		(135,195)
Acquisition of treasury shares		—		(571,745)		(820,000)		(554,856)
Redemption of principal of lease liabilities		(257,570)		(235,052)		(311,363)		(210,685)
Increase in non-controlling interests		395,713		721,101		115,292		78,013
Others		694,472		(546,580)		(28,151)		(19,048)

Net cash inflow from financing activities		15,179,824		(1,239,069)		(1,983,837)		(1,342,371)
Effect of exchange rate changes on cash and cash equivalents		197,199		(58,465)		570,985		386,359

Net increase (decrease) in cash and cash equivalents		501,636		(708,210)		(1,217,721)		(823,976)
Cash and cash equivalents at the beginning of the year		26,033,162		26,534,798		25,826,588		17,475,666

Cash and cash equivalents at the end of the year	￦	26,534,798	￦	25,826,588	￦	24,608,867	US$	16,651,690

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
8-gil,
Yeongdeungpo-gu,
Seoul. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd. and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Parent Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.
The Parent Company’s share capital as of December 31, 2024, is ￦ 2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.
2. Basis of Preparation
2.1 Application of International Financial Reporting Standards as issued by the International Accounting Standards Board.
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”).
The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgement or areas that require significant assumptions and estimations are disclosed in Note 2.4.
2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2024.

•
Amendments to International Accounting Standard (“IAS”) No.01 “Presentation of Financial Statements” – Presentation of Financial Statements - Classification of Liabilities into Current and
Non-Current
and
Non-current
Liabilities with Covenants

Liabilities are classified as current or
non-current
based on their substantive rights existing at the end of the reporting period, without considering the possibility of exercising the right to delay the payment or management’s expectations. Also, if the transfer of equity instruments is included in the payment of liabilities, it is excluded if the option to pay with equity instruments is recognized separately from the liability in a compound financial instrument and meets the definition of equity instruments. These amendments do not have a significant impact on the financial statements.

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2024. (cont’d)

•	Amendment of IAS No.07 “Statements of Cash Flow” and IFRS No.07 “Financial Instruments: Disclosures” – Disclosure of Supplier Finance Arrangements
The amendments require disclosure of the effects of supplier finance arrangements on the Group’s liabilities, cash flows and exposure to liquidity risk. These amendments do not have a significant impact on the financial statements.

•	Amendment of IFRS No.16 “Leases” – Lease Liability in a Sale and Leaseback
The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments do not have a significant impact on the financial statements.

•	Amendment of IAS No.01 “Presentation of Financial Statements” – Disclosure of Virtual Asset
The amendments require additional disclosure for virtual assets held by the Group, virtual assets entrusted by customers to the Group, and the issuance and transfer of virtual assets. These amendments do not have a significant impact on the financial statements.
2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2024 reporting period and have not been adopted by the Group.

•	Amendment of IAS No.21 “The Effects of Changes in Foreign Exchange Rates” and IFRS No.01 “First-time Adoption of International Financial Reporting Standards” – Lack of exchangeability
The amendments require the Group to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Group is exposed. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2025. These amendments do not have a significant impact on the financial statements.

•	Amendment of IFRS No.09 “Financial Instruments” and No.07 “Financial Instruments: Disclosures”
The amendments address practical concerns and introduce new requirements, such as permitting the deeming of financial liabilities as settled (derecognized) through an electronic payment system if certain criteria are met before the payment date. It also includes additional disclosures for equity instruments designated as financial assets measured at fair value through other comprehensive income. This amendment will be effective for annual reporting periods beginning on or after January 1, 2026. The Group is currently reviewing the impact of these amendments on its financial statements.

•	IFRS Accounting Standards Annual Improvements Volume 11
IFRS Accounting Standards Annual Improvements Volume 11 will be effective for annual reporting periods beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

•	IFRS No.01 “First-time adoption of International Financial Reporting Standards”: Hedge accounting by a first-time adopter

•	IFRS No.07 “Financial Instruments: Disclosures”: Gain or loss on derecognition, Application guidance

•	IFRS No.09 “Financial Instruments”: Derecognition of lease liabilities, Definition of transaction price

•	IFRS No.10 “Consolidated Financial Statements”: Determination of a ‘de facto agent’

•	IAS No.07 “Statement of Cash Flows”: Cost method

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2024 reporting period and have not been adopted by the Group. (cont’d)

•	Enactment of IFRS No.18 “Presentation and Disclosures in Financial Statement”
IFRS No.18 replaces IAS No.01, carrying forward many of the requirements in IAS No.01 unchanged and complementing them with new requirements. In addition, some IAS No.01 paragraphs have been moved to IAS No.08 and IFRS No.07. Furthermore, the IASB has made minor amendments to IAS No.07 and IAS No.33 Earnings per Share.
IFRS 18 introduces new requirements to:

•	present specified categories and defined subtotals in the statement of profit or loss

•	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements

•	improve aggregation and disaggregation
An entity is required to apply IFRS No.18 for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. The amendments to IAS No.07 and IAS No.33, as well as the revised IAS No.8 and IFRS No.07, become effective when an entity applies IFRS No.18. IFRS No.18 requires retrospective application with specific transition provisions.
The Group is currently reviewing the impact of these enactment on its financial statements.

•	Enactment of IFRS No.19 “Subsidiaries without Public Accountability: Disclosures”
IFRS No.19 permits an eligible subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements.
A subsidiary is eligible for the reduced disclosures if it does not have public accountability and its ultimate or any intermediate parent produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.
IFRS No.19 is optional for subsidiaries that are eligible and sets out the disclosure requirements for subsidiaries that elect to apply it.
An entity is only permitted to apply IFRS No.19 if, at the end of the reporting period:

•	it is a subsidiary (this includes an intermediate parent)

•	it does not have public accountability, and

•	its ultimate or any intermediate parent produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.
A subsidiary has public accountability if:

•
its debt or equity instruments are traded in a public market or it is in the process of issuing such instruments for trading in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local and regional markets), or

•
it holds assets in a fiduciary capacity for a broad group of outsiders as one of its primary businesses (for example, banks, credit unions, insurance entities, securities brokers/dealers, mutual funds and investment banks often meet this second criterion).

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2024 reporting period and have not been adopted by the Group. (cont’d)

Eligible entities can apply IFRS No.19 in their consolidated, separate or individual financial statements. An eligible intermediate parent that does not apply IFRS No.19 in its consolidated financial statement may do so in its separate financial statements.
The new standard is effective for reporting periods beginning on or after 1 January 2027 with earlier application permitted. If an entity elects to apply IFRS No.19 for a reporting period earlier than the reporting period in which it first applies IFRS No.18, it is required to apply a modified set of disclosure requirements set out in an appendix to IFRS No.19. If an entity elects to apply IFRS No.19 for an annual reporting period before it applied the amendments to IAS No.21, it is not required to apply the disclosure requirements in IFRS No.19 with regard to Lack of Exchangeability.
The Group is currently reviewing the impact of these enactment on its financial statements.
2.1.3 Retrospective application of changes in accounting policies for Insurance Contracts
IFRS No.17, ‘Insurance Contracts’, which replaces IFRS No.4, ‘Insurance Contracts’, is effective for fiscal years beginning on or after January 1, 2023. The main features of IFRS No.17 are the measurement of current value of insurance liabilities, recognition of insurance revenue on an accrual basis, and separation of investment components from host insurance contract. In other words, according to IFRS No.4, insurance liabilities are measured using past information (interest rates at the time of insurance sales, etc.), and when the company receives premiums, the premiums received are recognized as insurance revenue on a cash basis. On the other hand, according to IFRS No.17, insurance liabilities are measured at current value using a discount rate that reflects assumptions and risks at the present time (reporting time), and insurance revenue reflects services provided by insurance companies to policyholders for each fiscal year. Therefore, revenue is recognized on an accrual basis, and investment components are separated from host insurance contract. When an insurance company prepares financial statements by applying IFRS No.17, significant differences from the past financial statements are as follows.
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

2.1.3 Retrospective application of changes in accounting policies for Insurance Contracts (cont’d)

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
Meanwhile, the modified retrospective approach is a way to obtain results very close to the fully retrospective approach by using all reasonable and supportable information available without undue cost or effort. The fair value approach is a way to measure group of insurance contracts using fair value measurements based on IFRS No.13 Fair Value Measurements. When applying the fair value approach, contractual service margin or loss component of the liability for remaining coverage at the transition date are measured as the difference between the fair value of a group of insurance contracts at that date and the fulfilment cash flows measured at that date.
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

2.1.3 Retrospective application of changes in accounting policies for Insurance Contracts (cont’d)

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

2.1.3 Retrospective application of changes in accounting policies for Insurance Contracts (cont’d)

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

The Group changed its accounting policies during the current period, including those related to the recognition of insurance finance income or expenses, such as the change from the projected crediting rate approach to the effective yield approach under IFRS No. 17. These changes were made and accounted for in accordance with IAS No. 08, “Accounting Policies, Changes in Accounting Estimates, and Errors”. The Group determined that these changes in accounting policies provide reliable and relevant information to users of financial statements.

2.1.3 Retrospective application of changes in accounting policies for Insurance Contracts (cont’d)

There is no effect on the cash flows due to the change in accounting policy. The effects of applying the changes in accounting policies on the comprehensive income statement for the year ended December 31, 2023 and 2022, and the financial position as of December 31, 2023, and January 1,2023 are as follows:
2.1.3.1 The consolidated statement of comprehensive income for the year ended December 31, 2023

(In millions of Korean won)	Before the effects of change in accounting policy		After the effects of change in accounting policy		Net increase (decrease)
Net Interest income	￦	12,141,717	￦	12,180,860	￦	39,143
Insurance finance interest income		23,954		20,899		(3,055)
Insurance finance interest expense		(1,576,656)		(1,534,458)		42,198
Net insurance income		1,422,952		1,446,852		23,900
Insurance income		10,978,808		11,005,471		26,663
Insurance income		10,295,693		10,322,356		26,663
Insurance expense		(9,555,856)		(9,558,619)		(2,763)
Insurance service expense		(8,718,748)		(8,720,568)		(1,820)
Reinsurance expense		(837,108)		(838,051)		(943)
Other insurance finance expenses		(459,135)		(572,476)		(113,341)
Net operating income		6,435,319		6,385,021		(50,298)
Net non-operating expenses		(264,870)		(264,870)		—
Profit before income tax expense		6,170,449		6,120,151		(50,298)
Income tax expense		(1,607,018)		(1,593,817)		13,201
Profit for the period		4,563,431		4,526,334		(37,097)
Other comprehensive income (loss), net of tax		1,066,624		1,171,144		104,520
Net Financial Income (Expense) of Insurance Contract Assets (Liabilities)		(2,222,024)		(2,117,504)		104,520
Total comprehensive income	￦	5,630,055	￦	5,697,478	￦	67,423

F-
23

2.1.3.2 The consolidated statement of comprehensive income for the year ended December 31, 2022

			IFRS No.17
(In millions of Korean won)	IFRS No.04		Before the effects of change in accounting policy		After the effects of change in accounting policy*		Net increase (decrease)*		Net increase (decrease) between IFRS no.4 and IFRS no.17(after change in accounting policy)
Net Interest income	￦	13,112,934	￦	11,515,325	￦	11,550,888	￦	35,563	￦	(1,562,046)
Interest income on financial instruments measured at fair value through other comprehensive income and amortized cost		19,912,128		19,841,175		19,841,175		—		(70,953)
Interest income on financial instruments measured at fair value through other comprehensive income and amortized cost		876,390		929,735		929,735		—		53,345
Insurance finance interest income		—		16,667		16,507		(160)		16,507
Interest expenses		(7,675,584)		(7,776,631)		(7,776,631)		—		(101,047)
Insurance finance interest expense		—		(1,495,621)		(1,459,898)		35,723		(1,459,898)
Net fee and commission income		3,321,632		3,514,902		3,514,902		—		193,270
Net insurance income		696,513		1,311,091		1,341,760		30,669		645,247
Insurance income		17,136,842		10,072,490		10,099,395		26,905		(7,037,447)
Insurance income		17,136,842		9,550,101		9,577,006		26,905		(7,559,836)
Reinsurance income		—		522,389		522,389		—		522,389
Insurance expense		(16,440,329)		(8,761,399)		(8,757,635)		3,764		7,682,694
Insurance service expense		(16,440,329)		(7,989,645)		(7,981,780)		7,865		8,458,549
Reinsurance expense		—		(771,754)		(775,855)		(4,101)		(775,855)
Net gains (losses) on financial instruments at fair value through profit or loss		247,357		(1,139,818)		(1,139,818)		—		(1,387,175)
Other insurance finance expenses		—		841,227		720,214		(121,013)		720,214
Net other operating expenses		(2,365,791)		(2,262,123)		(2,262,123)		—		103,668
General and administrative expenses		(7,537,802)		(6,643,654)		(6,643,654)		—		894,148
Provision for credit losses		(1,835,988)		(1,847,775)		(1,847,775)		—		(11,787)
Net operating income		5,638,855		5,289,175		5,234,394		(54,781)		(404,461)
Net non-operating income		156,771		160,569		160,569		—		3,798
Profit before income tax expense		5,795,626		5,449,744		5,394,963		(54,781)		(400,663)
Income tax expense		(1,622,387)		(1,518,343)		(1,504,061)		14,282		118,326
Profit for the period		4,173,239		3,931,401		3,890,902		(40,499)		(282,337)
Other comprehensive income (loss), net of tax		(3,511,437)		123,168		7,100		(116,068)		3,518,537
Remeasurements of net defined benefit liabilities		239,702		239,701		239,701		—		(1)
Gains on equity securities at fair value through other comprehensive income		(931,731)		(932,058)		(932,058)		—		(327)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		38,867		38,855		38,855		—		(12)
Currency translation differences		164,530		165,568		165,568		—		1,038
Losses on debt securities at fair value through other comprehensive income		(2,375,084)		(5,342,895)		(5,342,895)		—		(2,967,811)
Gains (losses) on cash flow hedging instruments		31,474		26,168		26,168		—		(5,306)
Other comprehensive loss arising from separate account		(159,619)		—		—		—		159,619
Gains on overlay adjustment		(440,129)		—		—		—		440,129
Net Financial Income (Expense) of Insurance Contract Assets (Liabilities)		—		6,007,276		5,891,208		(116,068)		5,891,208
Total comprehensive income	￦	661,802	￦	4,054,569	￦	3,898,002	￦	(156,567)	￦	3,236,200

*
The Group changed its accounting policies during the current period, including those related to the recognition of insurance finance income or expenses, such as the change from the projected crediting rate approach to the effective yield approach under IFRS No. 17.

F-2
4

2.1.3.3 The consolidated statements of financial position as of December 31, 2023

(In millions of Korean won)	Before the effects of change in accounting policy		After the effects of change in accounting policy		Net increase (decrease)
Reinsurance contract assets	￦	1,655,168	￦	1,642,432	￦	(12,736)
Total assets		715,738,152		715,725,416		(12,736)
Insurance contract liabilities		50,308,552		50,617,990		309,438
Deferred income tax liabilities		2,179,966		2,094,912		(85,054)
Total liabilities		656,864,842		657,089,226		224,384
Accumulated other comprehensive income (loss)		2,295,165		2,152,644		(142,521)
Retained earnings		32,029,199		31,934,600		(94,599)
Total equity		58,873,310		58,636,190		(237,120)
Total liabilities and equity	￦	715,738,152	￦	715,725,416	￦	(12,736)
2.1.3.4 The consolidated statements of financial position as of January 1, 2023

(In millions of Korean won)	Before the effects of change in accounting policy		After the effects of change in accounting policy		Net increase (decrease)
Reinsurance contract assets	￦	1,495,966	￦	1,484,622	￦	(11,344)
Total assets		688,664,826		688,653,482		(11,344)
Insurance contract liabilities		45,969,434		46,372,434		403,000
Deferred income tax liabilities		1,561,857		1,452,057		(109,800)
Total liabilities		634,557,025		634,850,225		293,200
Accumulated other comprehensive income (loss)		1,249,922		1,002,881		(247,041)
Retained earnings		28,948,425		28,890,922		(57,503)
Total equity		54,107,801		53,803,257		(304,544)
Total liabilities and equity	￦	688,664,826	￦	688,653,482	￦	(11,344)
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
2.4 Critical Accounting Estimates
The Group applies accounting policies and uses judgments, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the consolidated financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgement are different from the actual environment.
Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

F-2
5

2.4 Critical Accounting Estimates (cont’d)

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
2.4.2 Fair value of financial instruments
The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgement on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.
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
2.4.4 Impairment of goodwill
The recoverable amounts of cash-generating units are determined based on value-in-use
calculations to test whether impairment of goodwill has occurred.
2.4.5 The judgement and estimation uncertainty in measurement of insurance contracts
2.4.5.1 Methods used to measure the future cash flows and estimation process of input variable
The estimated future cash flows are measured as the probability-weighted average of all possible outcomes, utilizing all reasonable and relevant information available without excessive cost or effort. Market and non-market
variables are considered in measuring the cash flows within the boundary of the insurance contract. While deterministic scenarios (representing a range of probabilities) are typically used for calculating the probability-weighted average, probabilistic scenarios are employed when cash flows are influenced by complex

F-2
6

2.4.5.1 Methods used to measure the future cash flows and estimation process of input variable (cont’d)

underlying factors and nonlinear responses to economic conditions. The cash flows within the boundary of an insurance contract portfolio include both directly attributable cash flows and cash flows allocated from a higher level than the insurance contract portfolio. These cash flows are systematically and reasonably allocated, ensuring consistent methods are applied for similar types of cash flows.
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

•
Lapse ratio: The lapse ratio is an estimate of future cancelations or lapses of insurance contracts among current customers of the insurance company. It is calculated for the purpose of predicting the level of future current premium payments and cancellation refunds. The statistics used for estimation primarily rely on experience statistics of the Group, and lapse ratio is calculated based on characteristics such as product type, distribution channel, payment method, and others, which can significantly affect lapse ratio.

2.4.5.2 Estimation of Discretionary Cash Flows
Some contracts issued by the Group grant discretion to the Group regarding cash flows to be paid to policyholders. Changes in discretionary cash flows are considered related to future services, and adjust the contractual service margin. The Group identifies changes in discretionary cash flow by identifying assured cash flows at the initial recognition date of the contract. However, if it is not possible to distinguish between the portion considered assured and the portion considered discretionary, the profit within the estimated fulfillment cash flows is considered assured, and is updated to reflect current assumptions related to financial risk.
2.4.5.3 Estimation of Risk Adjustment for
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

F-2
7

2.4.5.4 Estimation of Discount Rate
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
2.4.5.5 Estimation of Investment Component
The investment component is the amount that the Group must repay to policyholders under insurance contracts in all circumstances, regardless of the occurrence of insurance events. The Group classifies cash outflows such as maturity refunds, cancellation refunds, annuity payments, and cash flows related to insurance policy loans as investment components.
2.4.5.6 Estimation of Coverage Units
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

F-2
8

3.1.1 Subsidiaries (cont’d)

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
non-controlling
interests are also recorded in equity.
When the Group loses control, any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost, with the resulting difference recognized in profit or loss. This fair value will be the fair value on initial recognition of a financial asset in accordance with IFRS No.09 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture. In addition, all amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, amounts previously recognized in other comprehensive income are reclassified to profit or loss.
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
Investments in associates and joint ventures are initially recognized at cost and equity method is applied after initial recognition. The carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the Group’s share in

9

3.1.2 Associates and joint ventures (cont’d)

associates. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.
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

F-
30

3.2.1 Foreign currency transactions (cont’d)

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
For financial reporting purpose, the Group classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at

F-
31

3.3.1 Initial recognition (cont’d)

amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.
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

F-32

3.3.2.2 Fair value (cont’d)

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
decision

F-33

3.3.3.1 Derecognition of financial assets (cont’d)

is made in accordance with internal regulations. After the
write-off,
the Group can continue to collect the
written-off
loans according to the internal policy. Recovered amounts from financial assets previously written-off
are recognized in profit or loss.
3.3.3.2 Derecognition of financial liabilities
A financial liability is derecognized from the consolidated statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, cancelled or expires).
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

F-3
4

3.5.2 Financial assets at fair value through other comprehensive income (cont’d)

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

F-3
5

3.6 Expected Credit Losses of Financial Assets (Debt Instruments) (cont’d)

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

F-3
6

3.6.1 Forward-looking information (cont’d)

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Benchmark interest rate	( + )
AA- rated corporate bond (3-year)	( + )
BBB- rated corporate bond (3-year)	( + )
Composite stock index	( - )
Rate of increase in housing transaction price index (Whole Country)	( - )
Rate of increase in housing transaction price index (Metropolitan Area)	( - )
WTI crude oil price	( + )
Growth rate of private consumption	( - )
Rate of increase or decrease in unemployment rate	( + )
Household loan growth rate	( - )
CD distribution yield	( + )
Interest rate spread	( + )
Private consumption growth rate	( - )
Leading composite index (Cyclical Component)	( - )
Forward-looking information used in the calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Group for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario based on GDP growth and the significant relationship between macroeconomic variables and time series data. Some macroeconomic variables used are different than those used in the previous year.
As of December 31, 2024, the Group measures expected credit losses by applying both the worse scenario and the crisis scenario, taking into consideration the potential credit risk resulting from the uncertain financial environment locally and globally and the rapid economic recession.
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

F-3
7

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
3.7.1 Derivative financial instruments held for trading
All derivative financial instruments held for trading are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

F-3
8

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

9

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
3.8 Property and Equipment
3.8.1 Recognition and measurement
Property and equipment that recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.
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

F-
40

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

F-
41

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

F-
42

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
When an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowings. The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, cancelled or expires).

F-
43

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

F-4
4

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

5

3.14.5.1 Measurement on initial recognition (cont’d)

non-financial
risks (such as lapse risk and expense risk). The Group calculates the risk adjustment for non-financial
risk using techniques such as the confidence level method and the cost of capital method. The Group calculates the risk adjustment for non-financial
risk at the level of the company, and after considering diversification effects, allocates it to individual groups of insurance contracts.
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

•
the changes in fulfillment cash flows relating to future service, except to the extent that: (i) such increases in the fulfillment cash flows exceed the carrying amount of the contractual service margin, giving rise to a loss (ii) such decreases in the fulfillment cash flows are allocated to the loss component of the liability for remaining coverage

F-46

3.14.5.2 Subsequent measurement of the general measurement model (cont’d)

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

•
the change in the amount of the Group’s share of the fair value of the underlying items except to the extent that (i) The amount of contractual service margin recognized in profit or loss due to the offsetting effect of risk mitigation instruments (ii) the decrease in the amount of the Group’s share of the fair value of the underlying items exceeding the carrying amount of the contractual service margin, giving rise to a loss (iii) the increase in the amount of the Group’s share of the fair value of the underlying items that causes reversal of loss component of an onerous group

•
the changes in fulfillment cash flows relating to future service, except to the extent that: (i) The amount of contractual service margin recognized in profit or loss due to the offsetting effect of risk mitigation instruments (ii) The increases in the fulfillment cash flows that exceeds the carrying amount of the contractual service margin, giving rise to a loss (iii) The decreases in the fulfillment cash flows that causes reversal of loss component of an onerous group

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

F-47

3.14.5.3 Subsequent Measurement of the Variable Fee Approach (cont’d)

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

F-48

3.14.5.6 Insurance finance income or expenses (cont’d)

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
Subsequently, the carrying amount of the liability for remaining coverage is calculated by adding the received premiums and the amortization of the insurance acquisition cash flows, and deducting the insurance acquisition cash flows and the amount recognized as insurance revenue for services provided. However, if the insurance acquisition cash flows recognized as expenses when it incurs those costs because the coverage period of each contract in the group at initial recognition is no more than one year, the insurance acquisition cash flow is not considered for calculating the liability for remaining coverage.
If at any time during the coverage period, facts and circumstances indicate that a group of insurance contracts is onerous, the difference between the carrying amount of the liability for remaining coverage and the current estimate of the fulfillment cash flows related is calculated, added to the liability for remaining coverage, and recognized as a loss in profit or loss.
The Group determines that the liability for remaining coverage subject to the insurance premium allocation approach do not have significant financial elements, and therefore does not adjust the carrying amount of the liability for remaining coverage for reflecting the effect of the time value of money and financial risk.

F-49

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

F-
50

3.16 Financial Guarantee Contracts (cont’d)

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with IFRS No.09 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with IFRS No.15 Revenue from Contracts with Customers.
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

F-
51

3.18 Revenue Recognition (cont’d)

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.
3.18.1 Interest income and expense
Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the consolidated statement of comprehensive income using the effective interest method in accordance with IFRS No.09
Financial Instruments
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

F-
52

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

F-
53

3.19.1.2 Defined benefit plans (cont’d)

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

F-5
4

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
The Group offsets deferred income tax assets and deferred income tax liabilities if, and only if the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same

F-5
5

3.20.2 Deferred income tax (cont’d)

taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.
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
3.20.4 Global minimum tax
The Group is subject to the global minimum tax under Pillar 2 legislation and has applied the exemption from recognizing and disclosing related deferred tax.
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

F-5
6

3.22 Lease (cont’d)

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
3.24 United States dollar amounts
The Group operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of ￦1,477.9 to U.S. $1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 2024. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.
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

F-5
7

4.1.1 Overview of financial risk management policy (cont’d)

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, reputation risk, and foreign exchange settlement risk are recognized as the Group’s significant risks and measured and managed according to regulatory capital and internal capital standards.
4.1.2 Risk management organization
4.1.2.1 Risk Management Committee
The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management strategies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Group.
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

F-5
8

4.2.2 Credit risk management (cont’d)

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
4.2.3 Maximum exposure to credit risk
The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Financial assets
Due from financial institutions measured at amortized cost *	￦	27,579,279	￦	27,790,121
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		79,811		59,838
Securities measured at fair value through profit or loss		72,658,432		73,768,636
Loans measured at fair value through profit or loss		183,726		1,187,763
Financial instruments indexed to the price of gold		93,743		158,519
Derivatives		6,157,628		11,730,767
Loans measured at amortized cost *		444,805,287		472,071,840
Financial investments:
Securities measured at fair value through other comprehensive income		78,926,437		88,735,996
Securities measured at amortized cost *		39,701,389		37,113,552
Loans measured at fair value through other comprehensive income		801,050		1,446,628
Other financial assets *		16,544,513		14,404,227

		687,531,295		728,467,887

Off-balance sheet items
Acceptances and guarantees contracts		13,763,222		16,250,243
Financial guarantee contracts		7,828,205		6,674,740
Commitments		203,906,179		212,695,995

		225,497,606		235,620,978

	￦	913,028,901	￦	964,088,865

*	After netting of allowance

9

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

F-
60

4.2.4.1 Credit risk exposure
Credit qualities of loans as of December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	￦	142,216,615	￦	6,765,165	￦	2,122	￦	—	￦	148,983,902
Grade 2		65,606,587		10,632,633		40,942		—		76,280,162
Grade 3		3,547,489		3,964,877		8,231		—		7,520,597
Grade 4		654,654		1,285,650		31,645		—		1,971,949
Grade 5		16,188		581,524		2,871,510		—		3,469,222

		212,041,533		23,229,849		2,954,450		—		238,225,832

Retail
Grade 1		165,579,777		4,147,682		11,945		—		169,739,404
Grade 2		7,133,302		3,664,451		30,019		—		10,827,772
Grade 3		4,941,476		1,614,245		26,804		—		6,582,525
Grade 4		258,300		375,964		24,908		—		659,172
Grade 5		42,561		776,597		1,064,258		—		1,883,416

		177,955,416		10,578,939		1,157,934		—		189,692,289

Credit card
Grade 1		10,776,164		253,905		—		—		11,030,069
Grade 2		5,854,931		936,657		—		—		6,791,588
Grade 3		1,645,099		1,416,715		—		—		3,061,814
Grade 4		7,827		431,083		—		—		438,910
Grade 5		2,432		229,439		795,719		—		1,027,590

		18,286,453		3,267,799		795,719		—		22,349,971

		408,283,402		37,076,587		4,908,103		—		450,268,092

Loans measured at fair value through other comprehensive income
Corporate
Grade1		762,041		—		—		—		762,041
Grade2		39,009		—		—		—		39,009
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		801,050		—		—		—		801,050

		801,050		—		—		—		801,050

	￦	409,084,452	￦	37,076,587	￦	4,908,103	￦	—	￦	451,069,142

F-
61

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	￦	145,582,892	￦	7,629,290	￦	2,896	￦	—	￦	153,215,078
Grade 2		74,005,609		11,446,162		12,845		—		85,464,616
Grade 3		3,757,237		5,195,235		14,777		—		8,967,249
Grade 4		861,581		1,091,261		28,368		—		1,981,210
Grade 5		18,395		691,118		3,066,032		—		3,775,545

		224,225,714		26,053,066		3,124,918		—		253,403,698

Retail
Grade 1		175,229,905		4,814,560		6,804		—		180,051,269
Grade 2		8,048,905		4,071,783		39,224		—		12,159,912
Grade 3		4,213,155		1,546,848		33,207		—		5,793,210
Grade 4		315,926		368,863		34,997		—		719,786
Grade 5		49,595		867,276		1,182,000		—		2,098,871

		187,857,486		11,669,330		1,296,232		—		200,823,048

Credit card
Grade 1		11,554,106		195,328		—		—		11,749,434
Grade 2		5,528,025		584,962		—		—		6,112,987
Grade 3		2,575,397		1,640,995		—		—		4,216,392
Grade 4		12,202		476,827		—		—		489,029
Grade 5		1,068		320,083		589,481		—		910,632

		19,670,798		3,218,195		589,481		—		23,478,474

		431,753,998		40,940,591		5,010,631		—		477,705,220

Loans measured at fair value through other comprehensive income
Corporate
Grade1		1,402,334		—		—		—		1,402,334
Grade2		44,294		—		—		—		44,294
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		1,446,628		—		—		—		1,446,628

		1,446,628		—		—		—		1,446,628

	￦	433,200,626	￦	40,940,591	￦	5,010,631	￦	—	￦	479,151,848

*	Before netting of allowance

F-
62

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of December 31, 2023 and 2024, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under
4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	￦	114,669,115	￦	7,639,754	￦	425,696	￦	122,734,565
Deposits and savings		2,461,434		129,853		15,176		2,606,463
Property and equipment		15,121,688		1,109,156		442,084		16,672,928
Real estate		196,412,901		19,374,276		2,893,235		218,680,412

	￦	328,665,138	￦	28,253,039	￦	3,776,191	￦	360,694,368

(In millions of Korean won)	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	￦	120,868,541	￦	8,349,217	￦	498,290	￦	129,716,048
Deposits and savings		2,792,768		127,130		11,704		2,931,602
Property and equipment		15,498,262		1,071,833		227,196		16,797,291
Real estate		214,770,163		21,195,798		2,167,580		238,133,541

	￦	353,929,734	￦	30,743,978	￦	2,904,770	￦	387,578,482

F-
63

4.2.5 Credit risk of securities
Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	￦	35,812,502	￦	—	￦	—	￦	—	￦	35,812,502
Grade 2		3,907,307		—		—		—		3,907,307
Grade 3		852		—		—		—		852
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		39,720,661		—		—		—		39,720,661

Securities measured at fair value through other comprehensive income
Grade 1		72,574,183		—		—		—		72,574,183
Grade 2		6,326,108		—		—		—		6,326,108
Grade 3		26,146		—		—		—		26,146
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		78,926,437		—		—		—		78,926,437

		￦118,647,098	￦	—	￦	—	￦	—	￦	118,647,098

(In millions of Korean won)

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	￦	33,733,935	￦	—	￦	—	￦	—	￦	33,733,935
Grade 2		3,396,100		—		—		—		3,396,100
Grade 3		913		—		—		—		913
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		37,130,948		—		—		—		37,130,948

Securities measured at fair value through other comprehensive income
Grade 1		81,797,910		—		—		—		81,797,910
Grade 2		6,933,807		—		—		—		6,933,807
Grade 3		4,279		—		—		—		4,279
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		88,735,996		—		—		—		88,735,996

	￦	125,866,944	￦	—	￦	—	￦	—	￦	125,866,944

*	Before netting of allowance

F-6
4

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2023 and 2024, are as follows:

	Domestic				Foreign
Credit quality	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 t o AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- t o BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 t o BBB+	BBB0 t o BBB+	BBB0 t o BBB+	BB t o BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 t o BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under
Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.
4.2.6 Credit risk of due from financial institutions
Credit qualities of due from financial institutions as of December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	￦	26,279,729	￦	—	￦	—	￦	—	￦	26,279,729
Grade 2		503,794		—		—		—		503,794
Grade 3		108,290		—		—		—		108,290
Grade 4		—		—		—		—		—
Grade 5		688,487		—		—		—		688,487

	￦	27,580,300	￦	—	￦	—	￦	—	￦	27,580,300

(In millions of Korean won)

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	￦	26,483,963	￦	—	￦	—	￦	—	￦	26,483,963
Grade 2		583,640		—		—		—		583,640
Grade 3		62,223		—		—		—		62,223
Grade 4		18		—		—		—		18
Grade 5		661,849		—		—		—		661,849

	￦	27,791,693	￦	—	￦	—	￦	—	￦	27,791,693

*	Before netting of allowance
The classification criteria of the credit qualities of due from financial institutions as of December 31, 2023 and 2024, are the same as the criteria for securities other than equity securities.

F-6
5

4.2.7 Credit risk mitigation of derivative financial instruments
Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Deposits, savings, securities, and others	￦	1,471,117	￦	1,437,204
4.2.8 Credit risk concentration analysis
4.2.8.1 Classifications of loans by country as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
	December 31, 2023*
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	184,016,939	￦	210,306,079	￦	22,304,522	￦	416,627,540	92.33	￦	(4,013,937)	￦	412,613,603
Europe		—		4,611,356		—		4,611,356	1.02		(29,267)		4,582,089
China		73,105		7,048,870		537		7,122,512	1.58		(37,624)		7,084,888
Japan		—		912,224		92		912,316	0.20		(2,072)		910,244
United States		—		5,985,577		—		5,985,577	1.33		(168,487)		5,817,090
Cambodia		3,466,607		3,931,738		1,097		7,399,442	1.64		(243,544)		7,155,898
Indonesia		1,474,419		3,216,033		38,198		4,728,650	1.05		(765,195)		3,963,455
Others		661,219		3,198,731		5,525		3,865,475	0.85		(202,679)		3,662,796

	￦	189,692,289	￦	239,210,608	￦	22,349,971	￦	451,252,868	100.00	￦	(5,462,805)	￦	445,790,063

(In millions of Korean won)
	December 31, 2024*
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦	193,803,826	￦	225,393,574	￦	23,436,170	￦	442,633,570	92.15	￦	(4,119,163)	￦	438,514,407
Europe		—		5,473,894		—		5,473,894	1.14		(61,124)		5,412,770
China		181,539		7,095,199		776		7,277,514	1.52		(30,204)		7,247,310
Japan		—		1,183,745		100		1,183,845	0.25		(2,947)		1,180,898
United States		—		5,350,298		—		5,350,298	1.11		(116,741)		5,233,557
Cambodia		3,575,153		4,315,485		1,114		7,891,752	1.64		(362,314)		7,529,438
Indonesia		1,968,896		4,003,127		34,642		6,006,665	1.25		(596,496)		5,410,169
Others		1,293,634		3,222,768		5,672		4,522,074	0.94		(344,392)		4,177,682

	￦	200,823,048	￦	256,038,090	￦	23,478,474	￦	480,339,612	100.00	￦	(5,633,381)	￦	474,706,231

*	Amount includes loans measured at fair value through profit or loss, other comprehensive income, and amortized cost.

F-6
6

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	December 31, 2023
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	25,194,810	10.53	￦	(147,964)	￦	25,046,846
Manufacturing		51,666,785	21.60		(619,644)		51,047,141
Service		106,907,060	44.69		(1,247,642)		105,659,418
Wholesale and retail		29,904,053	12.50		(502,211)		29,401,842
Construction		7,047,906	2.95		(280,598)		6,767,308
Public sector		2,259,364	0.94		(83,029)		2,176,335
Others		16,230,630	6.79		(276,811)		15,953,819

	￦	239,210,608	100.00	￦	(3,157,899)	￦	236,052,709

(In millions of Korean won)

	December 31, 2024
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	29,395,390	11.48	￦	(258,612)	￦	29,136,778
Manufacturing		55,635,406	21.73		(602,712)		55,032,694
Service		113,938,671	44.50		(1,132,799)		112,805,872
Wholesale and retail		31,112,210	12.15		(552,209)		30,560,001
Construction		6,782,310	2.65		(279,959)		6,502,351
Public sector		2,460,655	0.96		(66,475)		2,394,180
Others		16,713,448	6.53		(276,057)		16,437,391

	￦	256,038,090	100.00	￦	(3,168,823)	￦	252,869,267

4.2.8.3 Classifications of retail loans and credit card receivables as of December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	December 31, 2023
	Loans		%	Allowances		Carrying amount
Housing loan	￦	97,142,065	45.81	￦	(227,758)	￦	96,914,307
General loan		92,550,224	43.65		(1,141,322)		91,408,902
Credit card		22,349,971	10.54		(935,826)		21,414,145

	￦	212,042,260	100.00	￦	(2,304,906)	￦	209,737,354

(In millions of Korean won)

	December 31, 2024
	Loans		%	Allowances		Carrying amount
Housing loan	￦	104,273,035	46.49	￦	(283,861)	￦	103,989,174
General loan		96,550,013	43.04		(1,303,956)		95,246,057
Credit card		23,478,474	10.47		(876,740)		22,601,734

	￦	224,301,522	100.00	￦	(2,464,557)	￦	221,836,965

F-6
7

4.2.8.4 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	December 31, 2023
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	￦	27,580,300	100.00	￦	(1,021)	￦	27,579,279

		27,580,300	100.00		(1,021)		27,579,279

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		79,811	100.00		—		79,811

		79,811	100.00		—		79,811

Securities measured at fair value through profit or loss
Government and government funded institutions		21,022,824	28.94		—		21,022,824
Finance and insurance		37,426,249	51.51		—		37,426,249
Others		14,209,359	19.55		—		14,209,359

		72,658,432	100.00		—		72,658,432

Derivative financial assets
Government and government funded institutions		52,508	0.85		—		52,508
Finance and insurance		5,785,110	93.95		—		5,785,110
Others		320,010	5.20		—		320,010

		6,157,628	100.00		—		6,157,628

Securities measured at fair value through other comprehensive income
Government and government funded institutions		44,790,264	56.75		—		44,790,264
Finance and insurance		21,546,428	27.30		—		21,546,428
Others		12,589,745	15.95		—		12,589,745

		78,926,437	100.00		—		78,926,437

Securities measured at amortized cost
Government and government funded institutions		16,391,846	41.27		(655)		16,391,191
Finance and insurance		22,960,878	57.80		(17,965)		22,942,913
Others		367,937	0.93		(652)		367,285

		39,720,661	100.00		(19,272)		39,701,389

	￦	225,123,269		￦	(20,293)	￦	225,102,976

F-6
8

4.2.8.4 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)

	December 31, 2024
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	￦	27,791,693	100.00	￦	(1,572)	￦	27,790,121

		27,791,693	100.00		(1,572)		27,790,121

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		59,838	100.00		—		59,838

		59,838	100.00		—		59,838

Securities measured at fair value through profit or loss
Government and government funded institutions		25,543,224	34.63		—		25,543,224
Finance and insurance		35,810,087	48.54		—		35,810,087
Others		12,415,325	16.83		—		12,415,325

		73,768,636	100.00		—		73,768,636

Derivative financial assets
Government and government funded institutions		51,376	0.44		—		51,376
Finance and insurance		10,398,642	88.64		—		10,398,642
Others		1,280,749	10.92		—		1,280,749

		11,730,767	100.00		—		11,730,767

Securities measured at fair value through other comprehensive income
Government and government funded institutions		49,417,230	55.69		—		49,417,230
Finance and insurance		27,374,090	30.85		—		27,374,090
Others		11,944,676	13.46		—		11,944,676

		88,735,996	100.00		—		88,735,996

Securities measured at amortized cost
Government and government funded institutions		15,499,014	41.75		(787)		15,498,227
Finance and insurance		21,411,994	57.66		(16,228)		21,395,766
Others		219,940	0.59		(381)		219,559

		37,130,948	100.00		(17,396)		37,113,552

	￦	239,217,878		￦	(18,968)	￦	239,198,910

9

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	December 31, 2023
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	￦	19,763,609	71.65	￦	(229)	￦	19,763,380
United States		3,021,300	10.95		(88)		3,021,212
Others		4,795,391	17.40		(704)		4,794,687

		27,580,300	100.00		(1,021)		27,579,279

Due from financial institutions measured at fair value through profit or loss
Korea		79,811	100.00		—		79,811

		79,811	100.00		—		79,811

Securities measured at fair value through profit or loss
Korea		65,460,878	90.09		—		65,460,878
United States		3,260,968	4.49		—		3,260,968
Others		3,936,586	5.42		—		3,936,586

		72,658,432	100.00		—		72,658,432

Derivative financial assets
Korea		2,931,376	47.61		—		2,931,376
United States		1,008,296	16.37		—		1,008,296
France		863,376	14.02		—		863,376
Singapore		141,696	2.30		—		141,696
Japan		326,585	5.30		—		326,585
Others		886,299	14.40		—		886,299

		6,157,628	100.00		—		6,157,628

Securities measured at fair value through other comprehensive income
Korea		73,226,955	92.78		—		73,226,955
United States		2,354,107	2.99		—		2,354,107
Others		3,345,375	4.23		—		3,345,375

		78,926,437	100.00		—		78,926,437

Securities measured at amortized cost
Korea		35,344,575	88.99		(14,648)		35,329,927
United States		1,159,699	2.92		(1,070)		1,158,629
Others		3,216,387	8.09		(3,554)		3,212,833

		39,720,661	100.00		(19,272)		39,701,389

	￦	225,123,269		￦	(20,293)	￦	225,102,976

F-
70

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)

	December 31, 2024
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	￦	18,731,321	67.39	￦	(436)	￦	18,730,885
United States		2,946,827	10.60		(91)		2,946,736
Others		6,113,545	22.01		(1,045)		6,112,500

		27,791,693	100.00		(1,572)		27,790,121

Due from financial institutions measured at fair value through profit or loss
Korea		59,838	100.00		—		59,838

		59,838	100.00		—		59,838

Securities measured at fair value through profit or loss
Korea		65,276,781	88.48		—		65,276,781
United States		3,817,882	5.18		—		3,817,882
Others		4,673,973	6.34		—		4,673,973

		73,768,636	100.00		—		73,768,636

Derivative financial assets
Korea		5,153,264	43.93		—		5,153,264
United States		2,870,245	24.47		—		2,870,245
France		1,117,765	9.53		—		1,117,765
Singapore		370,823	3.16		—		370,823
Japan		377,000	3.21				377,000
Others		1,841,670	15.70		—		1,841,670

		11,730,767	100.00		—		11,730,767

Securities measured at fair value through other comprehensive income
Korea		81,111,331	91.40		—		81,111,331
United States		4,460,081	5.04		—		4,460,081
Others		3,164,584	3.56		—		3,164,584

		88,735,996	100.00		—		88,735,996

Securities measured at amortized cost
Korea		31,798,069	85.64		(12,389)		31,785,680
United States		1,862,402	5.02		(1,191)		1,861,211
Others		3,470,477	9.34		(3,816)		3,466,661

		37,130,948	100.00		(17,396)		37,113,552

	￦	239,217,878		￦	(18,968)	￦	239,198,910

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

F-
71

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

F-
72

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance
sheet items as of December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

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

F-
73

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance
sheet items as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)

	December 31, 2024
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss 1	￦	2,717,732	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,717,732
Financial liabilities designated at fair value through profit or loss 1		8,002,499		—		—		—		—		—		8,002,499
Derivatives held for trading 1		11,409,695		—		—		—		—		—		11,409,695
Derivatives held for hedging 2		—		7,538		12,221		85,101		64,760		(3,206)		166,414
Deposits 3		181,232,114		41,663,882		57,643,486		137,677,588		24,822,029		1,437,036		444,476,135
Borrowings		10,613,810		17,508,577		7,562,405		22,180,471		10,360,622		1,263,467		69,489,352
Debentures		1,113		4,138,143		6,683,638		21,458,905		42,772,744		5,955,515		81,010,058
Lease liabilities		196		30,683		56,903		227,390		606,547		122,502		1,044,221
Other financial liabilities		108,979		22,138,250		147,660		331,842		1,174,845		171,549		24,073,125

	￦	214,086,138	￦	85,487,073	￦	72,106,313	￦	181,961,297	￦	79,801,547	￦	8,946,863	￦	642,389,231

Off-balance sheet items
Commitments 4	￦	212,695,995	￦	—	￦	—	￦	—	￦	—	￦	—	￦	212,695,995
Acceptances and guarantees contracts		16,250,243		—		—		—		—		—		16,250,243
Financial guarantee contracts 5		6,674,740		—		—		—		—		—		6,674,740

	￦	235,620,978	￦	—	￦	—	￦	—	￦	—	￦	—	￦	235,620,978

1
Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

2	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
3	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
4	Commitments are included in the ‘On demand’ category because payments can be requested at any time.
5	Cash flows under financial guarantee contracts are classified based on the earliest period that the contract can be executed.

F-7
4

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received (paid) of net-settled derivatives	￦	1,605	￦	9,596	￦	28,260	￦	76,704	￦	802	￦	116,967
Cash flow to be received of gross-settled derivatives		35,052		86,391		331,383		2,723,781		—		3,176,607
Cash flow to be paid of gross-settled derivatives		(35,871)		(92,640)		(488,194)		(3,272,506)		—		(3,889,211)

(In millions of Korean won)	December 31, 2024
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received (paid) of net-settled derivatives	￦	1,402	￦	6,654	￦	22,907	￦	51,167	￦	—	￦	82,130
Cash flow to be received of gross-settled derivatives		146,467		168,634		1,477,861		3,147,437		—		4,940,399
Cash flow to be paid of gross-settled derivatives		(192,685)		(272,362)		(1,616,687)		(3,663,434)		—		(5,745,168)
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
5

4.4.2 Risk management (cont’d)

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
4.4.3 Trading position
4.4.3.1 Definition of a trading position
The trading position, which is subject to market risk management, is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:
The target position should be made daily fair value assessment and should have no legal constrictions on sale and hedging.

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

F-7
6

4.4.3.3 Basel III standardized approach (cont’d)

(c) Residual risk is the risk imposed on atypical underlying instruments and is calculated by applying a certain percentage specified by the Basel Committee to the par value.
(Basel III standardized approach definitions by risk type)

Sensitivities-based risk	Interest rate risk group	GIRR	The risk associated with risk-free interest rates (typically OIS rates) defined by currency and maturity.

		CSR	The risk associated with the issuer’s interest rate credit spread, defined by creditworthiness and sector.

	Equity risk group		The risk factors associated with equity, defined by market capitalization, economic conditions, and sector

	Foreign exchange risk group		The risk factors associated with exchange rate, defined by currency pairs

	Commodity risk group		The risk factors associated with commodities, defined by commodity types.

Default risk			Issuer default risk in securities (bonds, etc.) and derivatives.

Residual risk			Additional risks imposed on non-standard underlying asset products, etc.
Required equity capital of subsidiaries according to Basel III standardized approach for the year ended December 31, 2023 and 2024, are as follows:
Kookmin Bank

(In millions of Korean won)	2023
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2023
	￦	479,174	￦	85,375	￦	862	￦	565,411

(In millions of Korean won)	2024
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2024
	￦	417,756	￦	52,293	￦	1,070	￦	471,120
KB Securities Co., Ltd.

(In millions of Korean won)	2023
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2023
	￦	736,052	￦	307,682	￦	7,454	￦	1,051,187

(In millions of Korean won)	2024
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2024
	￦	612,879	￦	282,755	￦	8,303	￦	903,937

F-7
7

4.4.3.3 Basel III standardized approach (cont’d)

KB Kookmin Card Co., Ltd.

(In millions of Korean won)	2023
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2023
	￦	43,029	￦	—	￦	—	￦	43,029

(In millions of Korean won)	2024
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2024
	￦	40,454	￦	—	￦	—	￦	40,454
KB Asset Management Co., Ltd.

(In millions of Korean won)	2023
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2023
	￦	3,658	￦	—	￦	—	￦	3,658

(In millions of Korean won)	2024
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2024
	￦	6,460	￦	747	￦	—	￦	7,207
KB Capital Co., Ltd.

(In millions of Korean won)	2023
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2023
	￦	11,127	￦	—	￦	—	￦	11,127

(In millions of Korean won)	2024
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2024
	￦	13,052	￦	—	￦	—	￦	13,052
KB Investment Co., Ltd.

(In millions of Korean won)	2023
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2023
	￦	74,408	￦	7,135	￦	—	￦	81,543

(In millions of Korean won)	2024
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2023
	￦	61,802	￦	5,597	￦	1	￦	67,400

F-7
8

4.4.3.3 Basel III standardized approach (cont’d)

KB Data System Co., Ltd.

(In millions of Korean won)	2023
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2023
	￦	325	￦	—	￦	—	￦	325

(In millions of Korean won)	2024
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2023
	￦	427	￦	—	￦	—	￦	427
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

9

4.4.4.1 Qualitative disclosure (cont’d)

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
(f) Interest rate risk hedging methodology and related accounting
Subsidiaries which are subject to interest rate risk measurement hedge interest rate risk through back-to-back
interest rate swap transactions, which are the same as interest payment cash flows and officially document and manage the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.
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

F-
80

4.4.4.1 Qualitative disclosure (cont’d)

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
(a) Kookmin Bank
ΔEVE is calculated by applying six interest rate shock and stress scenarios, and ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023				December 31, 2024
	Changes in the economic value of equity capital Δ EVE		Changes in net interest income Δ NII		Changes in the economic value of equity capital Δ EVE		Changes in net interest income Δ NII

Scenario 1 (Parallel shock up)	￦	1,211,285	￦	494,957	￦	830,102	205,111
Scenario 2 (Parallel shock down)		—		—		—	—
Scenario 3 (Short rates down, long rates up)		338,439				398,065
Scenario 4 (Short rates up, long rates down)		620,553				447,275
Scenario 5 (Short rates shock up)		901,087				540,388
Scenario 6 (Short rates shock down)		90,869				132,113
Maximum out of six scenarios		1,211,285		494,957		830,102	205,111
Basic capital		33,478,665				35,059,009
(b)
Non-bank
subsidiaries
ΔEVE is maximum out of six interest rate shock and stress scenarios, and ΔNII is maximum of parallel shock up and parallel shock down scenarios. Results as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023				December 31, 2024
	Δ EVE		Δ NII		Δ EVE		Δ NII

KB Securities Co., Ltd.	￦	38,694	￦	419,121	￦	88,676	￦	387,027
KB Kookmin Card Co., Ltd.		42,562		221,049		147,683		216,520
KB Capital Co., Ltd.		206,305		40,167		172,611		64,840
KB Savings Bank Co., Ltd.		14,855		156		15,125		568

F-
81

4.4.5 Financial assets and liabilities denominated in foreign currencies
Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	USD		JPY		EUR		GBP		CNY		Others		Total

Financial assets
Cash and due from financial institutions	￦	6,651,597	￦	579,744	￦	363,520	￦	52,992	￦	408,390	￦	1,644,720	￦	9,700,963
Financial assets at fair value through profit or loss		7,594,682		2,320		699,951		119,801		1,799		348,919		8,767,472
Derivatives held for trading		399,244		374		22,395		4,012		1,173		52,026		479,224
Derivatives held for hedging		166,801		—		225		4		—		4,313		171,343
Loans measured at amortized cost		32,119,823		785,006		2,866,108		979,163		1,648,885		7,093,058		45,492,043
Financial assets at fair value through other comprehensive income		6,076,271		—		288,852		4,591		654,436		1,063,371		8,087,521
Financial assets at amortized cost		2,730,263		—		41,406		199,589		32,579		1,850,922		4,854,759
Other financial assets		3,395,714		100,822		85,263		36,929		515,278		630,366		4,764,372

	￦	59,134,395	￦	1,468,266	￦	4,367,720	￦	1,397,081	￦	3,262,540	￦	12,687,695	￦	82,317,697

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,123,670	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,123,670
Derivatives held for trading		735,627		4,566		45,359		108		11		206,546		992,217
Derivatives held for hedging		154,120		—		1,246		252		—		2,314		157,932
Deposits		25,777,256		1,763,971		1,822,443		761,371		1,787,865		4,200,321		36,113,227
Borrowings		15,895,866		743,356		944,944		314,177		506,248		2,726,591		21,131,182
Debentures		8,412,413		—		2,959,534		—		—		1,008,961		12,380,908
Other financial liabilities		4,773,601		91,519		840,629		8,995		545,722		119,055		6,379,521

	￦	56,872,553	￦	2,603,412	￦	6,614,155	￦	1,084,903	￦	2,839,846	￦	8,263,788	￦	78,278,657

(In millions of Korean won)	December 31, 2024
	USD		JPY		EUR		GBP		CNY		Others		Total

Financial assets
Cash and due from financial institutions	￦	9,171,037	￦	739,998	￦	328,861	￦	61,561	￦	566,160	￦	1,308,772	￦	12,176,389
Financial assets at fair value through profit or loss		8,481,069		3,104		945,556		152,459		404		447,628		10,030,220
Derivatives held for trading		288,228		8,111		10,297		616		13,604		3,450		324,306
Derivatives held for hedging		457,414		—		—		2		—		102		457,518
Loans measured at amortized cost		31,598,425		877,024		3,474,346		1,069,013		2,114,302		8,274,576		47,407,686
Financial assets at fair value through other comprehensive income		7,789,037		—		278,806		50,415		549,307		1,570,697		10,238,262
Financial assets at amortized cost		3,544,607		—		44,358		227,140		200,747		1,806,530		5,823,382
Other financial assets		3,621,636		38,182		97,946		44,483		57,331		310,716		4,170,294

	￦	64,951,453	￦	1,666,419	￦	5,180,170	￦	1,605,689	￦	3,501,855	￦	13,722,471	￦	90,628,057

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,024,957	￦	—	￦	—	￦	—	￦	—	￦	21,841	￦	1,046,798
Derivatives held for trading		724,036		48,351		76,968		214		3,002		8,932		861,503
Derivatives held for hedging		161,114		—		2,264		1,144		—		11,119		175,641
Deposits		30,041,679		1,658,775		1,645,279		1,058,101		2,519,261		5,036,555		41,959,650
Borrowings		16,231,860		452,189		1,492,914		229,757		372,293		3,495,867		22,274,880
Debentures		9,785,607		—		3,902,818		—		—		656,664		14,345,089
Other financial liabilities		4,567,800		129,853		115,012		26,017		88,768		113,785		5,041,235

	￦	62,537,053	￦	2,289,168	￦	7,235,255	￦	1,315,233	￦	2,983,324	￦	9,344,763	￦	85,704,796

F-
82

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
4.6 Capital Management
The Group complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013. According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 9.0%, Tier 1 Capital ratio of 10.5%, and Total Capital ratio of 12.5%) as of December 31, 2024.
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

F-
83

4.6 Capital Management (cont’d)

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
Details of the Group’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024

Total Capital:	￦	53,743,658	￦	56,849,484
Tier 1 Capital		49,390,274		52,477,447
Common Equity Tier 1 Capital		43,663,753		46,794,302
Additional Tier 1 Capital		5,726,521		5,683,146
Tier 2 Capital		4,353,384		4,372,037
Risk-Weighted Assets: 1		321,318,905		345,980,580
Total Capital ratio (%):		16.73		16.43
Tier 1 Capital ratio (%)		15.37		15.17
Common Equity Tier 1 Capital ratio (%)		13.59		13.53

1
The Group is currently reviewing detailed plans to reflect the completion guarantee management-type land trust business agreement with KB Real Estate Trust Co., Ltd. in risk-weighted assets and provisions, and it has not been reflected in the financial statements as of December 31, 2024.

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

F-8
4

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment as of and for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
	2023
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total

Net operating revenues (expenses) from external customers	￦	5,640,663	￦	4,443,943	￦	30,910	￦	10,115,516	￦	1,667,041	￦	1,120,156	￦	2,026,032	￦	191,097	￦	1,058,994	￦	—	￦	16,178,836
Intersegment net operating revenues (expenses)		116,967		—		225,401		342,368		52,940		(17,993)		(147,290)		16,209		348,113		(594,347)		—

	￦	5,757,630	￦	4,443,943	￦	256,311	￦	10,457,884	￦	1,719,981	￦	1,102,163	￦	1,878,742	￦	207,306	￦	1,407,107	￦	(594,347)	￦	16,178,836

Net interest income (expenses)	￦	5,645,899	￦	3,397,242	￦	826,926	￦	9,870,067	￦	614,140	￦	(219,734)	￦	1,639,486	￦	(206,562)	￦	659,052	￦	(175,589)	￦	12,180,860
Interest income		11,687,624		7,723,196		2,936,303		22,347,123		1,763,009		808,296		2,343,014		582,463		1,407,563		(109,444)		29,142,024
Interest expense		(6,041,725)		(4,325,954)		(2,109,377)		(12,477,056)		(1,148,869)		(1,028,030)		(703,528)		(789,025)		(748,511)		(66,145)		(16,961,164)
Net fee and commission income (expenses)		427,004		252,118		489,161		1,168,283		742,613		(34,468)		613,721		(7,636)		1,213,154		(22,143)		3,673,524
Fee and commission income		612,643		403,042		587,135		1,602,820		981,954		20,658		1,740,517		5,478		1,364,830		(348,183)		5,368,074
Fee and commission expense		(185,639)		(150,924)		(97,974)		(434,537)		(239,341)		(55,126)		(1,126,796)		(13,114)		(151,676)		326,040		(1,694,550)
Net Insurance income (expenses)		—		—		—		—		—		960,395		9,539		446,745		—		30,173		1,446,852
Insurance income		—		—		—		—		—		10,088,869		19,000		933,665		—		(36,063)		11,005,471
Insurance expense		—		—		—		—		—		(9,128,474)		(9,461)		(486,920)		—		66,236		(9,558,619)
Net gains on financial instruments at fair value through profit or loss		(6,449)		—		766,434		759,985		356,837		454,729		6,915		658,530		283,591		(357,522)		2,163,065
Net other insurance finance expense		—		—		—		—		—		(25,841)		—		(546,635)		—		—		(572,476)
Net other operating income (expenses)		(308,824)		794,583		(1,826,210)		(1,340,451)		6,391		(32,918)		(390,919)		(137,136)		(748,690)		(69,266)		(2,712,989)
General and administrative expenses	￦	(1,959,016)	￦	(1,952,434)	￦	(610,316)	￦	(4,521,766)	￦	(903,329)	￦	(142,165)	￦	(624,628)	￦	(99,663)	￦	(483,366)	￦	127,511	￦	(6,647,406)
Operating income (expenses) before provision for credit losses		3,798,614		2,491,509		(354,005)		5,936,118		816,652		959,998		1,254,114		107,643		923,741		(466,836)		9,531,430
Reversal (provision) of credit losses		(1,563,255)		(92,464)		47,591		(1,608,128)		(144,016)		(13,988)		(826,922)		(2,190)		(554,176)		3,011		(3,146,409)
Net operating income (expenses)		2,235,359		2,399,045		(306,414)		4,327,990		672,636		946,010		427,192		105,453		369,565		(463,825)		6,385,021
Share of profit (loss) of associates and joint ventures		—		—		117		117		2,898		2,440		1,049		(135)		11,386		15,355		33,110
Net other non-operating income (expenses)		(14,754)		—		(83,576)		(98,330)		(190,199)		15,235		44,310		4,700		(11,162)		(62,534)		(297,980)
Segment profit (loss) before income tax expense		2,220,605		2,399,045		(389,873)		4,229,777		485,335		963,685		472,551		110,018		369,789		(511,004)		6,120,151
Income tax benefit (expense)		(633,917)		(633,348)		187,440		(1,079,825)		(102,705)		(250,125)		(121,333)		(25,262)		(64,432)		49,865		(1,593,817)

Profit (loss) for the year	￦	1,586,688	￦	1,765,697	￦	(202,433)	￦	3,149,952	￦	382,630	￦	713,560	￦	351,218	￦	84,756	￦	305,357	￦	(461,139)	￦	4,526,334

Profit (loss) attributable to shareholders of the Parent Company	￦	1,612,409	￦	1,765,697	￦	(116,607)	￦	3,261,499	￦	389,618	￦	713,281	￦	351,133	￦	84,756	￦	303,578	￦	(509,030)	￦	4,594,835
Profit (loss) attributable to non-controlling interests		(25,721)		—		(85,826)		(111,547)		(6,988)		279		85		—		1,779		47,891		(68,501)
Total assets*		221,851,975		165,821,667		142,339,211		530,012,853		61,266,989		37,716,952		29,365,575		31,953,218		63,413,640		(38,003,811)		715,725,416
Total liabilities*		201,871,592		203,560,029		88,032,505		493,464,126		54,967,833		31,470,771		24,545,751		28,050,931		25,562,612		(972,798)		657,089,226

F-8
5

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2024
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total

Net operating revenues (expenses) from external customers	￦	5,281,537	￦	4,165,446	￦	637,177	￦	10,084,160	￦	1,772,379	￦	1,447,658	￦	2,107,801	￦	366,433	￦	1,249,740	￦	—	￦	17,028,171
Intersegment net operating revenues (expenses)		91,339		—		537,771		629,110		48,236		(172,748)		(59,531)		(1,236)		296,117		(739,948)		—

	￦	5,372,876	￦	4,165,446	￦	1,174,948	￦	10,713,270	￦	1,820,615	￦	1,274,910	￦	2,048,270	￦	365,197	￦	1,545,857	￦	(739,948)	￦	17,028,171

Net interest income (expenses)	￦	5,765,967	￦	3,319,728	￦	1,138,177	￦	10,223,872	￦	604,220	￦	(27,286)	￦	1,661,002	￦	(137,380)	￦	687,978	￦	(185,692)	￦	12,826,714
Interest income		12,100,679		7,760,970		3,349,423		23,211,072		1,783,459		899,571		2,464,356		645,953		1,586,364		(99,390)		30,491,385
Interest expense		(6,334,712)		(4,441,242)		(2,211,246)		(12,987,200)		(1,179,239)		(926,857)		(803,354)		(783,333)		(898,386)		(86,302)		(17,664,671)
Net fee and commission income (expenses)		410,424		241,799		460,655		1,112,878		788,521		(35,521)		770,218		8,295		1,248,859		(43,623)		3,849,627
Fee and commission income		600,466		390,775		552,868		1,544,109		1,012,768		10,271		1,817,271		16,340		1,414,179		(333,095)		5,481,843
Fee and commission expense		(190,042)		(148,976)		(92,213)		(431,231)		(224,247)		(45,792)		(1,047,053)		(8,045)		(165,320)		289,472		(1,632,216)
Net insurance income (expenses)		—		—		—		—		—		1,091,885		8,133		480,066		—		69,677		1,649,761
Insurance income		—		—		—		—		—		10,468,227		17,233		1,009,157		—		(38,426)		11,456,191
Insurance expense		—		—		—		—		—		(9,376,342)		(9,100)		(529,091)		—		108,103		(9,806,430)
Net gains (losses) on financial instruments at fair value through profit or loss		23,652		—		744,225		767,877		267,257		344,848		11,847		283,572		(13,103)		(650,217)		1,012,081
Net other insurance finance expense		—		—		—		—		—		(55,895)		—		(381,106)		—		—		(437,001)
Net other operating income (expenses)		(827,167)		603,919		(1,168,109)		(1,391,357)		160,617		(43,121)		(402,930)		111,750		(377,877)		69,907		(1,873,011)
General and administrative expenses	￦	(2,004,769)	￦	(1,984,805)	￦	(644,744)	￦	(4,634,318)	￦	(980,340)	￦	(140,270)	￦	(641,283)	￦	(147,517)	￦	(522,641)	￦	127,745	￦	(6,938,624)
Operating income (expenses) before provision for credit losses		3,368,107		2,180,641		530,204		6,078,952		840,275		1,134,640		1,406,987		217,680		1,023,216		(612,203)		10,089,547
Reversal (provision) of credit losses		(482,326)		(196,996)		(765)		(680,087)		(66,978)		1,945		(892,871)		712		(414,498)		7,491		(2,044,286)
Net operating income (expenses)		2,885,781		1,983,645		529,439		5,398,865		773,297		1,136,585		514,116		218,392		608,718		(604,712)		8,045,261
Share of profit (loss) of associates and joint ventures		—		—		7,402		7,402		(35,156)		2,272		1,238		(259)		(282)		7,901		(16,884)
Net other non-operating income (expenses)		(61,903)		—		(899,066)		(960,969)		3,059		(12,950)		9,755		6,694		(46,838)		(41,881)		(1,043,130)
Segment profit (loss) before income tax expense		2,823,878		1,983,645		(362,225)		4,445,298		741,200		1,125,907		525,109		224,827		561,598		(638,692)		6,985,247
Income tax benefit (expense)		(927,629)		(523,682)		157,415		(1,293,896)		(156,310)		(286,340)		(133,621)		(60,555)		(88,651)		62,732		(1,956,641)

Profit (loss) for the year	￦	1,896,249	￦	1,459,963	￦	(204,810)	￦	3,151,402	￦	584,890	￦	839,567	￦	391,488	￦	164,272	￦	472,947	￦	(575,960)	￦	5,028,606

Profit (loss) attributable to shareholders of the Parent Company	￦	1,877,266	￦	1,459,963	￦	(85,470)	￦	3,251,759	￦	585,682	￦	839,494	￦	402,715	￦	164,272	￦	470,606	￦	(636,307)	￦	5,078,221
Profit (loss) attributable to non-controlling interests		18,983		—		(119,340)		(100,357)		(792)		73		(11,227)		—		2,341		60,347		(49,615)
Total assets*		239,124,552		176,075,559		147,687,069		562,887,180		63,384,388		40,776,375		30,541,628		34,047,554		64,172,457		(37,964,050)		757,845,532
Total liabilities*		222,291,921		210,839,098		91,728,841		524,859,860		56,498,405		34,982,352		25,236,826		30,984,398		27,995,907		(2,527,397)		698,030,351

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

F-8
6

5.2 Services and Geographical Segments
5.2.1 Services information
Net operating revenues from external customers by service for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024

Banking service	￦	9,278,875	￦	10,115,516	￦	10,084,160
Securities service		1,124,822		1,667,041		1,772,379
Non-life insurance service		684,456		1,120,156		1,447,658
Credit card service		1,785,413		2,026,032		2,107,801
Life insurance service		(61,746)		191,097		366,433
Others		914,003		1,058,994		1,249,740

	￦	13,725,823	￦	16,178,836	￦	17,028,171

5.2.2 Geographical information
Geographical net operating revenues from external customers for the years ended December 31, 2022, 2023 and 2024 and major non-current
assets as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	Net operating revenues from external customers						Major non-current assets
	2022		2023		2024		December 31, 2023		December 31, 2024

Domestic	￦	12,508,285	￦	14,763,248	￦	15,530,844	￦	9,851,765	￦	9,915,068
United States		101,726		75,944		128,325		55,125		35,576
New Zealand		12,378		12,611		12,580		1,051		829
China		170,239		177,175		167,621		21,138		22,271
Cambodia		546,258		572,858		595,562		53,322		101,879
United Kingdom		31,685		52,372		71,545		4,616		9,023
Indonesia		231,694		327,599		320,741		418,115		430,632
Others		123,558		197,029		200,953		32,405		35,746
Consolidation adjustments		—		—		—		568,804		564,851

	￦	13,725,823	￦	16,178,836	￦	17,028,171	￦	11,006,341	￦	11,115,875

F-8
7

6. Financial Assets and Financial Liabilities
6.1 Classification and Fair Value of Financial Instruments
6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Carrying amount		Fair value

Financial assets
Cash and due from financial institutions	￦	29,836,311	￦	29,833,886
Financial assets at fair value through profit or loss:		77,038,267		77,038,267
Due from financial institutions		79,811		79,811
Debt securities		72,658,432		72,658,432
Equity securities		4,022,555		4,022,555
Loans		183,726		183,726
Others		93,743		93,743
Derivatives held for trading		5,777,682		5,777,682
Derivatives held for hedging		379,946		379,946
Loans measured at amortized cost		444,805,287		445,144,428
Securities measured at amortized cost		39,701,389		38,763,702
Financial assets at fair value through other comprehensive income:		82,498,140		82,498,140
Debt securities		78,926,437		78,926,437
Equity securities		2,770,653		2,770,653
Loans		801,050		801,050
Other financial assets		16,544,513		16,544,513

	￦	696,581,535	￦	695,980,564

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,953,472	￦	2,953,472
Financial liabilities designated at fair value through profit or loss		7,966,963		7,966,963
Derivatives held for trading		5,966,512		5,966,512
Derivatives held for hedging		244,127		244,127
Deposits		406,512,434		406,711,081
Borrowings		69,583,561		69,390,346
Debentures		69,176,668		68,975,750
Other financial liabilities		37,416,916		37,416,916

	￦	599,820,653	￦	599,625,167

F-8
8

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	December 31, 2024
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	29,869,111	￦	29,869,335
Financial assets at fair value through profit or loss:		79,450,093		79,450,093
Due from financial institutions		59,838		59,838
Debt securities		73,768,636		73,768,636
Equity securities		4,275,337		4,275,337
Loans		1,187,763		1,187,763
Others		158,519		158,519
Derivatives held for trading		10,954,870		10,954,870
Derivatives held for hedging		775,897		775,897
Loans measured at amortized cost		472,071,840		473,234,273
Securities measured at amortized cost		37,113,552		36,572,012
Financial assets at fair value through other comprehensive income:		93,895,912		93,895,912
Debt securities		88,735,996		88,735,996
Equity securities		3,713,288		3,713,288
Loans		1,446,628		1,446,628
Other financial assets		14,404,227		14,404,227

	￦	738,535,502	￦	739,156,619

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,717,732	￦	2,717,732
Financial liabilities designated at fair value through profit or loss		8,002,499		8,002,499
Derivatives held for trading		11,409,695		11,409,695
Derivatives held for hedging		373,799		373,799
Deposits		435,687,897		435,991,820
Borrowings		68,077,012		68,046,196
Debentures		76,171,257		76,583,392
Other financial liabilities		33,594,883		33,594,883

	￦	636,034,774	￦	636,720,016

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

9

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2023 and 2024, are as follows (cont’d):

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

F-
90

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

F-
91

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position
Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

Financial assets
Financial assets at fair value through profit or loss:	￦	20,695,760	￦	38,118,478	￦	18,224,029	￦	77,038,267
Due from financial institutions		—		26,020		53,791		79,811
Debt securities		18,541,335		37,663,855		16,453,242		72,658,432
Equity securities		2,060,682		428,367		1,533,506		4,022,555
Loans		—		236		183,490		183,726
Others		93,743		—		—		93,743
Derivatives held for trading		58,948		5,624,691		94,043		5,777,682
Derivatives held for hedging		—		379,946		—		379,946
Financial assets at fair value through other comprehensive income:		38,630,447		42,416,785		1,450,908		82,498,140
Debt securities		37,921,922		41,004,515		—		78,926,437
Equity securities		708,525		611,220		1,450,908		2,770,653
Loans		—		801,050		—		801,050

	￦	59,385,155	￦	86,539,900	￦	19,768,980	￦	165,694,035

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,953,472	￦	—	￦	—	￦	2,953,472
Financial liabilities designated at fair value through profit or loss		56,686		881,791		7,028,486		7,966,963
Derivatives held for trading		104,866		5,100,869		760,777		5,966,512
Derivatives held for hedging		—		244,127		—		244,127

	￦	3,115,024	￦	6,226,787	￦	7,789,263	￦	17,131,074

F-
92

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

Financial assets
Financial assets at fair value through profit or loss:	￦	25,554,893	￦	33,768,117	￦	20,127,083	￦	79,450,093
Due from financial institutions		—		—		59,838		59,838
Debt securities		22,775,948		33,630,189		17,362,499		73,768,636
Equity securities		2,620,426		137,928		1,516,983		4,275,337
Loans		—		—		1,187,763		1,187,763
Others		158,519		—		—		158,519
Derivatives held for trading		20,638		10,682,718		251,515		10,954,870
Derivatives held for hedging		—		775,897		—		775,897
Financial assets at fair value through other comprehensive income:		43,858,598		48,537,327		1,499,987		93,895,912
Debt securities		43,319,466		45,416,530		—		88,735,996
Equity securities		539,132		1,674,169		1,499,987		3,713,288
Loans		—		1,446,628		—		1,446,628

	￦	69,434,129	￦	93,764,059	￦	21,878,585	￦	185,076,772

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,717,732	￦	—	￦	—	￦	2,717,732
Financial liabilities designated at fair value through profit or loss		300,489		1,529,492		6,172,518		8,002,499
Derivatives held for trading		353,074		10,458,585		598,036		11,409,695
Derivatives held for hedging		—		373,799		—		373,799

	￦	3,371,295	￦	12,361,876	￦	6,770,554	￦	22,503,725

F-
93

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	December 31, 2023
	Fair value		Valuation techniques	Inputs

Financial assets
Financial assets at fair value through profit or loss:	￦	38,118,478
Due from financial institutions		26,020	DCF Model, Hull-white Model	Projected cash flow, Discount rate, Volatility, Correlation coefficient
Debt securities		37,663,855	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		428,367	DCF Model	Interest rate, Discount rate, and others
Loans		236	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		5,624,691	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Dividend yield, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		379,946	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		42,416,785
Debt securities		41,004,515	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		611,220	DCF Model	Discount rate
Loans		801,050	DCF Model	Discount rate

	￦	86,539,900

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	881,791	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, Net Asset Value Method	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate, Foreign exchange rate
Derivatives held for trading		5,100,869	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Binomial Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		244,127	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	￦	6,226,787

F-9
4

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)

	December 31, 2024
	Fair value		Valuation techniques	Inputs

Financial assets
Financial assets at fair value through profit or loss:	￦	33,768,117
Debt securities		33,630,189	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		137,928	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		10,872,214	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		775,897	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		48,537,327
Debt securities		45,416,530	DCF Model, Option Model	Underlying asset index, Discount rate, and others
Equity securities		1,674,169	DCF Model	Interest rate, Discount rate
Loans		1,446,628	DCF Model	Discount rate

	￦	93,953,555

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	1,529,492	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		10,527,569	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		373,799	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	￦	12,430,860

F-9
5

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed
Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

Financial assets
Cash and due from financial institutions 1	￦	2,775,618	￦	24,501,232	￦	2,557,036	￦	29,833,886
Loans measured at amortized cost		—		145,330		444,999,098		445,144,428
Securities measured at amortized cost 2		4,328,010		34,410,808		24,884		38,763,702
Other financial assets 2		—		—		16,544,513		16,544,513

	￦	7,103,628	￦	59,057,370	￦	464,125,531	￦	530,286,529

Financial liabilities
Deposits 1	￦	—	￦	167,135,143	￦	239,575,938	￦	406,711,081
Borrowings 3		—		5,835,132		63,555,214		69,390,346
Debentures		—		61,678,464		7,297,286		68,975,750
Other financial liabilities 2		—		—		37,416,916		37,416,916

	￦	—	￦	234,648,739	￦	347,845,354	￦	582,494,093

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

Financial assets
Cash and due from financial institutions 1	￦	2,353,334	￦	24,731,260	￦	2,784,741	￦	29,869,335
Loans measured at amortized cost		—		106,823		473,127,450		473,234,273
Securities measured at amortized cost 2		4,746,587		31,799,265		26,160		36,572,012
Other financial assets 2		—		—		14,404,227		14,404,227

	￦	7,099,921	￦	56,637,348	￦	490,342,578	￦	554,079,847

Financial liabilities
Deposits 1	￦	—	￦	174,567,804	￦	261,424,016	￦	435,991,820
Borrowings 3		—		4,441,612		63,604,584		68,046,196
Debentures		—		67,455,577		9,127,815		76,583,392
Other financial liabilities 2		—		—		33,594,883		33,594,883

	￦	—	￦	246,464,993	￦	367,751,298	￦	614,216,291

1	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
2	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
3	Borrowings of ￦ 38,191 million and ￦ 15,155 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of December 31, 2023 and 2024, respectively.

F-9
6

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.
Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Inputs

Financial assets
Loans measured at amortized cost	￦	145,330	DCF Model	Discount rate
Securities measured at amortized cost		34,410,808	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	￦	34,556,138

Financial liabilities
Borrowings	￦	5,796,941	DCF Model	Discount rate
Debentures		61,678,464	DCF Model	Discount rate

	￦	67,475,405

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs

Financial assets
Loans measured at amortized cost	￦	106,823	DCF Model	Discount rate
Securities measured at amortized cost		31,799,265	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	￦	31,906,088

Financial liabilities
Borrowings	￦	4,426,457	DCF Model	Discount rate
Debentures		67,455,577	DCF Model	Discount rate

	￦	71,882,034

F-9
7

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Inputs

Financial assets
Cash and due from financial institutions	￦	2,557,036	DCF Model	Credit spread, Other spread, Interest rate
Loans measured at amortized cost		444,999,098	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate

	￦	447,556,134

Financial liabilities
Deposits	￦	239,575,938	DCF Model	Other spread, Prepayment rate, Interest rate
Borrowings		63,555,214	DCF Model	Other spread, Interest rate
Debentures		7,297,286	DCF Model	Other spread, Interest rate

	￦	310,428,438

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs

Financial assets
Cash and due from financial institutions	￦	2,784,741	DCF Model	Credit spread, Other spread, Interest rate, Discount rate
Loans measured at amortized cost		473,127,450	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate, Discount rate, and others

	￦	475,912,191

Financial liabilities
Deposits	￦	261,424,016	DCF Model	Other spread, Prepayment rate, Interest rate, Discount rate
Borrowings		63,604,584	DCF Model	Other spread, Projected cash flow, Discount rate
Debentures		9,127,815	DCF Model	Projected cash flow, Discount rate, and others

	￦	334,156,415

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

F-9
8

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market
6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading

Beginning	￦	45,025	￦	16,479,588	￦	149,074	￦	1,458,280	￦	(8,231,303)	￦	(659,816)
Total gains or losses:
Profit or loss		8,766		347,251		(11,954)		—		(338,726)		(74,870)
Other comprehensive income (loss)		—		—		—		(65,983)		(32,370)		—
Purchases		—		3,448,093		50,435		98,697		—		11,646
Sales		—		(2,222,518)		(4,065)		(40,086)		—		(6,654)
Issues		—		—		—		—		(4,431,945)		(6,275)
Settlements		—		—		—		—		6,005,858		69,235
Transfers into Level 3 *		—		13,027		—		—		—		—
Transfers out of Level 3 *		—		(78,693)		—		—		—		—

Ending	￦	53,791	￦	17,986,748	￦	183,490	￦	1,450,908	￦	(7,028,486)	￦	(666,734)

(In millions of Korean won)	2024
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading
Beginning	￦	53,791	￦	17,986,748	￦	183,490	￦	1,450,908	￦	(7,028,486)	￦	(666,734)
Total gains or losses:
Profit or loss		6,047		488,988		44,863		—		(268,251)		(256,240)
Other comprehensive income (loss)		—		2		—		(197,070)		(10,816)		—
Purchases		—		3,820,317		1,493,924		246,560		—		5,042
Sales		—		(3,280,871)		(534,676)		(411)		—		(5,362)
Issues		—		—		—		—		(4,200,664)		(2,960)
Settlements		—		—		—		—		5,335,699		579,732
Transfers into Level 3 *		—		6,142		162		—		—		—
Transfers out of Level 3 *		—		(141,844)		—		—		—		—

Ending	￦	59,838	￦	18,879,482	￦	1,187,763	￦	1,499,987	￦	(6,172,518)	￦	(346,522)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

9

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2022, 2023 and 2024, are as follows:
(In millions of Korean won)

	2022						2023
	Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income

Total gains (losses) recognized in profit or loss for the period	￦	(376,605)	￦	124,041	￦	—	￦	(107,729)	￦	38,196	￦	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		(210,742)		73,711		—		267,666		56,810		—
(In millions of Korean won)

	2024
	Net gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income

Total gains(losses) recognized in profit or loss for the period	￦	(364,765)	￦	380,172	￦	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period		(45,787)		322,839		—

F-
100

6.2.3 Sensitivity analysis of changes in unobservable inputs
6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	￦	53,791	Hull-white Model	Interest rate	3.20	The lower the interest rate, the higher the fair value
Debt securities		16,453,242	DCF Model, Closed Form, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others	Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	14.01 ~ 76.22	The higher the volatility, the higher the fair value fluctuation
				Discount rate	2.48 ~ 16.27	The lower the discount rate, the higher the fair value
				Volatility of stock price	10.00 ~ 32.55	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,533,506	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	2.15 ~ 38.00	The lower the discount rate, the higher the fair value
				Volatility	0.51 ~ 45.50	The higher the volatility, the higher the fair value fluctuation
Loans		183,490	DCF Model	Discount rate	9.87	The lower the discount rate, the higher the fair value

F-
101

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Derivatives held for trading:
Stock and index	￦	72,540	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	13.79 ~ 52.45	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.02 ~ 77.96	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		21,503	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	9.10 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	60.17 ~ 78.88	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,450,908	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, and others	Growth rate	0.00 ~ 2.00	The higher the growth rate, the higher the fair value
				Discount rate	8.83 ~ 19.90	The lower the discount rate, the higher the fair value
				Volatility	20.60 ~ 27.96	The higher the volatility, the higher the fair value fluctuation

	￦	19,768,980

F-
102

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	December 31, 2023
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	￦	7,028,486	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	1.00 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		437,662	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	13.79 ~ 52.45	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-60.02 ~ 77.96	The higher the correlation coefficient, the higher the fair value fluctuation
Others		323,115	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	5.07 ~ 5.19	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	4.49 ~ 107.11	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-60.02 ~ 89.73	The higher the correlation coefficient, the higher the fair value fluctuation

	￦	7,789,263

F-
103

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	￦	59,838	Hull-white Model	Volatility	46.00 ~ 62.00	The higher the volatility, the higher the fair value fluctuation
Debt securities		17,362,499	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others	Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	29.98 ~ 76.22	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.00 ~ 15.53	The lower the discount rate, the higher the fair value
				Volatility of Stock price	10.00 ~ 29.90	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	90	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,516,983	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	5.90 ~ 33.90	The lower the discount rate, the higher the fair value
				Volatility	0.47 ~ 34.80	The higher the volatility, the higher the fair value fluctuation
Loans		1,187,763	DCF Model	Discount rate	8.54	The lower the discount rate, the higher the fair value

F-10
4

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Derivatives held for trading:
Stock and index	￦	30,246	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	18.85 ~ 65.13	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 74.20	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		31,772	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed	Volatility	0.57 ~ 25.22	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,499,987	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Approach, Tree Model, Monte Carlo Simulation, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	6.01 ~ 16.00	The lower the discount rate, the higher the fair value
				Volatility	22.95 ~ 71.00	The higher the volatility, the higher the fair value fluctuation

	￦	21,689,088

F-10
5

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	￦	6,172,518	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.51 ~ 65.13	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		90,785	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.57 ~ 58.87	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Others		438,267	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	3.70 ~ 3.74	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	0.51 ~ 57.61	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient between underlying assets	-26.00 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	￦	6,701,570

F-10
6

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
Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: 1
Due from financial institutions	￦	211	￦	(224)	￦	—	￦	—
Debt securities 4		94,310		(94,063)		—		—
Equity securities 3		25,683		(17,107)		—		—
Loans 5		2,218		(2,010)		—		—
Derivatives held for trading 2		8,150		(8,723)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities 3		—		—		95,829		(56,625)

	￦	130,572	￦	(122,127)	￦	95,829	￦	(56,625)

Financial liabilities
Financial liabilities designated at fair value through profit or loss 1	￦	43,114	￦	(42,487)	￦	—	￦	—
Derivatives held for trading 2		17,983		(19,125)		—		—

	￦	61,097	￦	(61,612)	￦	—	￦	—

F-10
7

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2024
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: 1
Due from financial institutions	￦	141	￦	(151)	￦	—	￦	—
Debt securities 4		103,717		(102,842)		—		—
Equity securities 3		35,920		(19,754)		—		—
Loans 5		2,329		(2,119)		—		—
Derivatives held for trading 2		14,878		(16,535)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities 3		—		—		57,795		(36,073)

	￦	156,985	￦	(141,401)	￦	57,795	￦	(36,073)

Financial liabilities
Financial liabilities designated at fair value through profit or loss 1	￦	16,840	￦	(16,760)	￦	—	￦	—
Derivatives held for trading 2		22,119		(24,506)		—		—

	￦	38,959	￦	(41,266)	￦	—	￦	—

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

F-10
8

6.2.4 Day one gains or losses (cont’d)

Changes in deferred day one gains or losses for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023		2024
Balance at the beginning of the year	￦	71,504	￦	23,430
New transactions		85,920		49,078
Changes during the year		(133,994)		(60,367)

Balance at the end of the year	￦	23,430	￦	12,141

6.3 Carrying Amount of Financial Instruments by Category
Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

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

(In millions of Korean won)

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

9

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)

	December 31, 2024
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total

Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	—	￦	29,869,111	￦	—	￦	29,869,111
Financial assets at fair value through profit or loss		79,450,093		—		—		—		—		79,450,093
Derivative financial assets		10,954,870		—		—		—		775,897		11,730,767
Loans measured at amortized cost		—		—		—		472,071,840		—		472,071,840
Financial investments		—		90,182,623		3,713,289		37,113,552		—		131,009,464
Other financial assets		—		—		—		14,404,227		—		14,404,227

	￦	90,404,963	￦	90,182,623	￦	3,713,289	￦	553,458,730	￦	775,897	￦	738,535,502

(In millions of Korean won)

	December 31, 2024
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,717,732	￦	8,002,499	￦	—	￦	—	￦	10,720,231
Derivative financial liabilities		11,409,695		—		—		373,799		11,783,494
Deposits		—		—		435,687,897		—		435,687,897
Borrowings		—		—		68,077,012		—		68,077,012
Debentures		—		—		76,171,257		—		76,171,257
Other financial liabilities*		—		—		33,594,883		—		33,594,883

	￦	14,127,427	￦	8,002,499	￦	613,531,049	￦	373,799	￦	636,034,774

*	Other financial liabilities include lease liabilities that are not included in the category of financial instruments measured at amortized cost.

F-1
10

6.4 Transfer of Financial Assets
6.4.1 Transferred financial assets that are derecognized in their entirety
The Group transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the consolidated financial statement, while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement

Discovery 2 nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	￦	564	￦	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		257		257

			￦	821	￦	821

(In millions of Korean won)	December 31, 2024
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement

Discovery 2 nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	￦	564	￦	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		39		39

			￦	603	￦	603

6.4.2 Transferred financial assets that are not derecognized in their entirety
The Group issued securitized debentures using loans as underlying assets. Details of underlying assets and senior debentures in relation to securitization as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures

KB Kookmin Card 8 th Securitization Co., Ltd. 1	￦	487,532	￦	485,230	￦	299,913	￦	287,628
KB Kookmin Card 9 th Securitization Co., Ltd. 1		541,645		538,984		349,842		358,616
KB Kookmin Card 10 th Securitization Co., Ltd. 1		919,380		914,470		513,232		491,656
KB Kookmin Card 11 th Securitization Co., Ltd. 1		701,955		698,248		399,890		375,738
KB Kookmin Card 12 th Securitization Co., Ltd. 1		1,234,204		1,227,724		641,079		607,621
KB Auto Fifth Asset Securitization Specialty Co., Ltd. 2		415,041		388,008		286,906		284,351

	￦	4,299,757	￦	4,252,664	￦	2,490,862	￦	2,405,610

F-1
11

6.4.2 Transferred financial assets that are not derecognized in their entirety (cont’d)

(In millions of Korean won)	December 31, 2024
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures

KB Kookmin Card 8 th Securitization Co., Ltd. 1	￦	472,066	￦	469,890	￦	99,987	￦	99,614
KB Kookmin Card 9 th Securitization Co., Ltd. 1		524,464		521,961		249,894		240,491
KB Kookmin Card 10 th Securitization Co., Ltd. 1		882,641		878,117		586,517		579,432
KB Kookmin Card 11 th Securitization Co., Ltd. 1		677,194		673,664		399,932		390,463
KB Kookmin Card 12 th Securitization Co., Ltd. 1		1,196,421		1,190,160		732,558		719,230
KB Kookmin Card 13 rd Securitization Co., Ltd. 1		935,938		931,006		586,980		570,700
KB Auto Fifth Asset Securitization Specialty Co., Ltd. 2		383,856		381,391		209,594		217,115

	￦	5,072,580	￦	5,046,189	￦	2,865,462	￦	2,817,045

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
The carrying amount of transferred assets and related liabilities as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Carrying amount of transferred assets		Carrying amount of related liabilities

Bonds sold under repurchase agreements	￦	12,888,189	￦	12,107,718
Loaned securities:
Government and public bonds		3,395,703		—
Stock		30,025		—
Others		70,513		—

	￦	16,384,430	￦	12,107,718

F-1
12

6.4.3 Bonds sold under repurchase agreements and loaned securities (cont’d)

(In millions of Korean won)	December 31, 2024
	Carrying amount of transferred assets		Carrying amount of related liabilities

Bonds sold under repurchase agreements	￦	9,520,281	￦	9,287,665
Loaned securities:
Government and public bonds		3,854,697		—
Stock		6,046		—
Others		75,293		—

	￦	13,456,317	￦	9,287,665

6.4.4 Purchase commitments of securitized debentures
The Group provided additional credit enhancement, such as purchase commitments, for the underlying assets of subsidiaries established for asset-backed securitization. Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)		December 31, 2023		December 31, 2024
Underlying assets	Financial assets at fair value through profit or loss	￦	391,581	￦	93,804
	Loans measured at amortized cost *		2,595,344		3,007,341

		￦	2,986,925	￦	3,101,145

Associated liabilities	Debentures	￦	2,944,753	￦	3,149,021

* Before netting of allowance

F-1
13

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
6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
	December 31, 2023
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	￦	6,025,704	￦	—	￦	6,025,704
Derivatives held for hedging		379,945		—		379,945	￦	(4,904,616)	￦	(203,414)	￦	1,297,619
Unsettled spot exchange receivable		7,125,645		—		7,125,645		(6,838,231)		—		287,414
Bonds purchased under repurchase agreements		3,948,358		—		3,948,358		(3,927,790)		—		20,568
Securities borrowing agreements		165,842		—		165,842		(165,842)		—		—
Domestic exchange settlement debits		63,223,652		(62,396,548)		827,104		—		—		827,104
Other financial instruments		2,885,128		(2,859,006)		26,122		—		—		26,122

	￦	83,754,274	￦	(65,255,554)	￦	18,498,720	￦	(15,836,479)	￦	(203,414)	￦	2,458,827

(In millions of Korean won)
	December 31, 2024
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	￦	11,227,882	￦	—	￦	11,227,882
Derivatives held for hedging		775,897		—		775,897	￦	(6,621,613)	￦	(195,584)	￦	5,186,582
Unsettled spot exchange receivable		6,287,655		—		6,287,655		(6,213,292)		—		74,363
Bonds purchased under repurchase agreements		5,405,878		—		5,405,878		(4,910,653)		—		495,225
Securities borrowing agreements		75,293		—		75,293		(75,293)		—		—
Domestic exchange settlement debits		63,055,082		(62,577,496)		477,586		(3,315)		—		474,271
Other financial instruments		1,719,547		(1,687,731)		31,816		—		—		31,816

	￦	88,547,234	￦	(64,265,227)	￦	24,282,007	￦	(17,824,166)	￦	(195,584)	￦	6,262,257

F-11
4

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
	December 31, 2023
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	￦	6,817,326	￦	—	￦	6,817,326
Derivatives held for hedging		244,128		—		244,128	￦	(5,519,403)	￦	(75,882)	￦	1,466,169
Unsettled spot exchange payable		7,124,998		—		7,124,998		(6,838,231)		—		286,767
Bonds sold under repurchase agreements *		15,645,498		—		15,645,498		(15,645,498)		—		—
Securities borrowing agreements		2,860,034		—		2,860,034		(2,860,034)		—		—
Domestic exchange settlement credits		65,260,751		(62,396,548)		2,864,203		(2,864,203)		—		—
Other financial instruments		3,090,690		(2,859,006)		231,684		—		—		231,684

	￦	101,043,425	￦	(65,255,554)	￦	35,787,871	￦	(33,727,369)	￦	(75,882)	￦	1,984,620

(In millions of Korean won)
	December 31, 2024
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral

Derivatives held for trading and derivative-linked securities	￦	12,543,672	￦	—	￦	12,543,672
Derivatives held for hedging		373,799		—		373,799	￦	(10,689,585)	￦	(76,853)	￦	2,151,033
Unsettled spot exchange payable		6,289,630		—		6,289,630		(6,213,292)		—		76,338
Bonds sold under repurchase agreements *		12,794,534		—		12,794,534		(12,794,534)		—		—
Securities borrowing agreements		2,558,520		—		2,558,520		(2,558,520)		—		—
Domestic exchange settlement credits		62,872,822		(62,577,496)		295,326		(292,699)		—		2,627
Other financial instruments		1,784,437		(1,687,731)		96,706		—		—		96,706

	￦	99,217,414	￦	(64,265,227)	￦	34,952,187	￦	(32,548,630)	￦	(76,853)	￦	2,326,704

*	Includes bonds sold under repurchase agreements to customers.

F-11
5

7. Due from Financial Institutions Measured at Amortized Cost
7.1 Details of due from financial institutions as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of December 31, 2024	December 31, 2023		December 31, 2024
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	￦	13,731,708	￦	11,635,481
	Due from banks	KEB Hana Bank and others	0.00 ~ 4.71		3,953,940		3,342,114
	Due from others	Samsung securities and others	0.00 ~ 3.86		1,030,310		1,473,585

					18,715,958		16,451,180

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea. and others	0.00 ~ 5.25		6,210,917		7,767,797
	Time deposits in foreign currencies	Industrial Bank Changsha BR. and others	0.00 ~ 7.55		442,122		634,903
	Due from others	The Bank of New York Mellon and others	0.00 ~ 7.50		2,211,303		2,937,813

					8,864,342		11,340,513

				￦	27,580,300	￦	27,791,693

*	Before netting of allowance
7.2 Details of restricted due from financial institutions as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2023		December 31, 2024		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	￦	13,731,708	￦	11,635,481	Bank of Korea Act
	Due from banks	KEB Hana Bank and others		40,721		106,500	Net settlement and others
	Due from others	Korea Securities Finance Corporation and others		799,361		1,254,615	Derivatives margin account and others

				14,571,790		12,996,596

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others		1,630,348		2,736,871	Bank of Korea Act and others
	Time deposits in foreign currencies	Agricultural Bank of China New York Branch and others		86,406		98,264	Bank Act of the State of New York and others
	Due from others	The Bank of New York Mellon and others		1,689,065		2,709,177	Derivatives margin account and others

				3,405,819		5,544,312

			￦	17,977,609	￦	18,540,908

*	Before netting of allowance.

F-11
6

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	￦	2,743	￦	—	￦	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision (reversal) of credit losses		(1,724)		—		—
Business Combination		6		—		—
Others		(4)		—		—

Ending	￦	1,021	￦	—	￦	—

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	￦	1,021	￦	—	￦	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision (reversal) of credit losses		472		—		—
Business Combination		—		—		—
Others		79		—		—

Ending	￦	1,572	￦	—	￦	—

F-11
7

8. Assets Pledged as Collateral
8.1 Details of assets pledged as collateral as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
		December 31, 2023
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
Due from financial institutions	KEB Hana Bank and others	￦	822,407	Borrowings from bank and others
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		10,150,629	Repurchase agreements
	The Korea Securities Depository and others		1,556,234	Securities borrowing transactions
	The Bank of Korea		266,576	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		3,200,511	Derivatives transactions

			15,173,950

Financial assets at fair value through other comprehensive income	The Bank of Korea and others		7,502,666	Repurchase agreements
	The Korea Securities Depository and others		167,879	Securities borrowing transactions
	The Bank of Korea		527,494	Borrowings from the Bank of Korea
	MUFG Bank and others		830,504	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		4,215,092	Derivatives transactions

			13,243,635

Securities measured at amortized cost	The Bank of Korea and others		625,003	Repurchase agreements
	The Bank of Korea		2,357,018	Borrowings from the Bank of Korea
	The Bank of Korea		6,746,440	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		344,432	Derivatives transactions
	The Bank of Korea and others		1,623,715	Others

			11,696,608

Loans	KEB Hana Bank and 12 others		13,733,820	Covered bond and others
Real estate	Capital LLC and others		628,619	Borrowings from bank and others

		￦	55,299,039

F-11
8

8.1 Details of assets pledged as collateral as of December 31, 2023 and 2024, are as follows (con’d):

(In millions of Korean won)
		December 31, 2024
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
Due from financial institutions	KEB Hana Bank and others	￦	651,988	Guarantee for securities lending and borrowing
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		4,366,425	Repurchase agreements
	The Korea Securities Depository and others		9,908,291	Securities borrowing transactions
	Samsung Futures Inc. and others		1,644,059	Derivatives transactions

			15,918,775

Financial assets at fair value through other comprehensive income	The Bank of Korea and others		4,058,186	Repurchase agreements
	The Korea Securities Depository and others		2,510,368	Securities borrowing transactions
	The Bank of Korea		2,237,952	Borrowings from the Bank of Korea
	The Bank of Korea		994,678	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		2,511,706	Derivatives transactions
	Others		662,227	Others

			12,975,117

Securities measured at amortized cost	The Bank of Korea and others		1,031,256	Repurchase agreements
	The Bank of Korea		2,802,901	Borrowings from the Bank of Korea
	The Bank of Korea		7,627,587	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		1,065,109	Derivatives transactions
	The Bank of Korea and others		818,270	Others

			13,345,123

Loans	Others		14,572,142	Covered bond and others
Real estate	Hanwha Life Insurance Co., Ltd. and others		1,223,346	Borrowings from bank and others

		￦	58,686,491

In addition, the Group provided ￦ 7,916,155 million and ￦ 8,027,229 million of debt securities among its borrowed securities and other assets held as collateral to Korea Securities Finance Corporation and others as collateral as of December 31, 2023 and 2024, respectively.

9

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
	December 31, 2023
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	3,892,709	￦	—	￦	3,892,709

(In millions of Korean won)
	December 31, 2024
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	4,933,491	￦	—	￦	4,933,491
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

F-1
20

9.1 Details of derivative financial instruments held for trading as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
	December 31, 2023						December 31, 2024
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	￦	14,872,481	￦	488,542	￦	465,983	￦	18,253,487	￦	577,037	￦	736,622
Futures*		5,398,495		6,226		4,576		6,388,783		1,178		5,407
Swaps		416,613,927		556,985		574,865		334,595,285		405,611		552,316
Options		9,384,000		203,718		208,277		7,108,100		152,220		146,648

		446,268,903		1,255,471		1,253,701		366,345,655		1,136,046		1,440,993

Currency
Forwards		136,805,906		1,316,968		1,273,558		136,815,645		5,848,876		3,326,427
Futures*		576,730		696		989		723,795		1,694		234
Swaps		84,027,181		2,731,314		2,426,152		82,498,194		3,587,141		5,960,622
Options		1,238,475		7,668		4,713		1,999,773		23,808		25,374

		222,648,292		4,056,646		3,705,412		222,037,407		9,461,519		9,312,657

Stock and index
Futures*		1,352,920		11,179		13,232		2,151,606		3,260		7,963
Swaps		5,165,523		330,132		493,475		4,963,174		278,278		156,825
Options		4,880,805		80,576		240,274		2,641,003		15,331		171,368

		11,399,248		421,887		746,981		9,755,783		296,869		336,156

Credit
Swaps		2,864,357		17,799		8,695		4,797,110		37,123		27,397

		2,864,357		17,799		8,695		4,797,110		37,123		27,397

Commodity
Futures*		26,037		1,305		106		42,764		1,191		1,012
Swaps		31,635		4,348		4,352		1,297,183		12,390		11,781
Options		100,484		1,091		1,147		292,290		3,018		3,130

		158,156		6,744		5,605		1,632,237		16,599		15,923

Others		788,841		19,135		246,118		891,012		6,715		276,569

	￦	684,127,797	￦	5,777,682	￦	5,966,512	￦	605,459,204	￦	10,954,871	￦	11,409,695

*	Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

F-1
21

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	￦	2,998,238	￦	3,555,510	￦	1,667,087	￦	349,482	￦	267,778	￦	2,304,270	￦	11,142,365
Average price condition (%)		4.77		4.86		5.18		5.23		5.73		4.93		4.95
Average price condition (KRW/USD)		1,257.22		1,277.42		1,242.04		—		—		—		1,257.90
Average price condition (KRW/EUR)		1,373.58		1,427.96		1,436.77		—		—		—		1,404.28
Average price condition (KRW/AUD)		872.12		840.73		—		—		—		—		869.67
Average price condition (KRW/GBP)		—		1,536.92		—		—		—		—		1,536.92
Cash flow hedge
Nominal amount of the hedging instrument	￦	1,651,669	￦	2,035,885	￦	1,994,375	￦	1,364,708	￦	154,813	￦	160,000	￦	7,361,450
Average price condition (%)		4.60		3.05		11.94		7.98		2.67		3.11		10.68
Average price condition (KRW/USD)		1,220.93		1,221.93		1,230.48		1,325.04		1,147.95		—		1,235.39
Average price condition (KRW/EUR)		1,364.00		1,374.73		—		—		1,392.00		—		1,372.29
Average price condition (KRW/AUD)		856.40		851.50		889.00		—		—		—		866.92
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	￦	31,332	￦	—	￦	207,593	￦	—	￦	—	￦	—	￦	238,925
Average price condition (KRW/USD)		1,071.00		—		1,178.92		—		—		—		1,164.76

F-1
22

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2023 and 2024, are as follows (con’d):

(In millions of Korean won)	December 31, 2024
	1 year		2 years		3 years		4 years		5 years		Over 5 y ears		Total
Fair value hedge
Nominal amount of the hedging instrument	￦	5,071,561	￦	1,674,709	￦	444,487	￦	189,448	￦	941,835	￦	1,998,080	￦	10,320,120
Average price condition (%)		4.58		4.65		4.71		5.74		6.69		3.81		4.68
Average price condition (KRW/USD)		1,341.52		1,298.73		1,276.69		—		—		—		1,325.95
Average price condition (KRW/EUR)		1,464.04		1,469.25		1,447.53		—		—		—		1,464.60
Average price condition (KRW/AUD)		891.13		885.60		—		—		—		—		890.56
Average price condition (KRW/GBP)		1,539.22		—		—		—		—		—		1,539.22
Cash flow hedge
Nominal amount of the hedging instrument	￦	2,385,743	￦	3,059,818	￦	2,779,439	￦	981,453	￦	545,140	￦	—	￦	9,751,593
Average price condition ( % )		3.05		4.14		4.98		4.91		3.71		—		4.43
Average price condition (KRW/USD)		1,228.80		1,250.67		1,331.02		1,254.81		1,373.85		—		1,282.82
Average price condition (KRW/EUR)		1,374.73		1,501.00		—		1,392.00		—		—		1,423.08
Average price condition (KRW/AUD)		851.50		889.00		932.60		—		—		—		885.25
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	￦	15,876	￦	236,670	￦	—	￦	—	￦	—	￦	—	￦	252,546
Average price condition (KRW/USD)		1,071.00		1,178.91		—		—		—		—		1,172.13

F-1
23

9.3 Fair Value Hedge
9.3.1 Details of fair value hedged items as of December 31, 2023 and 2024 and changes in fair value for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)		December 31, 2023								2023
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	￦	1,975,442	￦	—	￦	(50,746)	￦	—	￦	49,323
	Debt securities in fo reign currencies		2,585,073		—		(111,902)		—		74,080
	Deposits in Korean won		—		49,985		—		(15)		15
	Deposits in foreign currencies		—		32,016		—		(6,667)		(1,924)
	Debentures in Korean won		—		5,678,927		—		(141,073)		(94,418)
	Debentures in foreign currencies		—		1,310,952		—		(68,706)		(27,159)

			4,560,515		7,071,880		(162,648)		(216,461)		(83)

Currency	Debt securities in foreign currencies		1,525,072		—		140,391		—		40,857

			1,525,072		—		140,391		—		40,857

		￦	6,085,587	￦	7,071,880	￦	(22,257)	￦	(216,461)	￦	40,774

(In millions of Korean won)		December 31, 2024								2024
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	￦	2,062,063	￦	—	￦	(15,065)	￦	—	￦	27,699
	Debt securities in foreign currencies		1,699,241		—		(44,081)		—		21,357
	Deposits in Korean won		—		246,258		—		6,258		(6,272)
	Deposits in foreign currencies		—		301,107		—		(7,593)		926
	Debentures in Korean won		—		2,320,923		—		(109,077)		(35,453)
	Debentures in foreign currencies		—		1,523,883		—		(63,717)		(4,989)

			3,761,304		4,392,171		(59,146)		(174,129)		3,268

Currency	Debt securities in foreign currencies		1,798,273		—		301,740		—		217,776

			1,798,273		—		301,740		—		217,776

		￦	5,559,577	￦	4,392,171	￦	242,594	￦	(174,129)	￦	221,044

F-12
4

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2023 and 2024 and changes in fair value for the years ended December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	December 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Swaps	￦	9,654,617	￦	111,360	￦	75,776	￦	(15,927)
Currency
Forwards		1,487,748		18,916		28,793		(42,969)

	￦	11,142,365	￦	130,276	￦	104,569	￦	(58,896)

(In millions of Korean won)

	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Futures	￦	720,000	￦	—	￦	—	￦	1,787
Swaps		7,648,200		84,530		62,666		(3,658)

	￦	8,368,200	￦	84,530	￦	62,666	￦	(1,871)
Currency
Forwards		1,951,920		62		119,228		(190,426)

	￦	10,320,120	￦	84,592	￦	181,894	￦	(192,297)

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years end
ed December 31, 2022, 2023 and 2024, are as follows:
(In millions of Korean won)

	2022		2023		2024
Hedge accounting
Interest rate	￦	(550)	￦	6,513	￦	1,397
Currency		20,369		(2,112)		27,351

	￦	19,819	￦	4,401	￦	28,748

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Gains (losses) on hedging instruments	￦	(104,354)	￦	(36,372)	￦	(192,297)
Gains (losses) on hedged items attributable to the hedged risk		124,142		35,011		223,358

	￦	19,788	￦	(1,361)	￦	31,061

F-12
5

9.4 Cash Flow Hedge
9.4.1 Details of cash flow hedged items as of December 31, 2023 and 2024 and changes in fair value for the years ended December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	Cash flow hedge reserve				Changes in fair value
	December 31, 2023		December 31, 2024		2023		2024
Hedge accounting
Interest rate risk	￦	113,361	￦	160,165	￦	(89,536)	￦	(62,558)
Currency risk		(39,806)		(51,847)		68,868		(154,144)

	￦	73,555	￦	108,318	￦	(20,668)	￦	(216,702)

9.4.2 Details of derivative instruments designated as cash flow hedge as of December 31, 2023 and 2024 and changes in fair value for the years ended December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	December 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	￦	750,396	￦	105,124	￦	7,856	￦	57,623
Swaps		3,115,818		59,376		3,547		(40,188)
Currency
Swaps		3,495,236		85,170		122,848		(8,604)

	￦	7,361,450	￦	249,670	￦	134,251	￦	8,831

(In millions of Korean won)

	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	￦	1,705,449	￦	179,580	￦	8	￦	75,162
Swaps		2,988,310		48,738		5,760		(10,122)
Currency
Swaps		5,057,834		462,986		181,828		278,039

	￦	9,751,593	￦	691,304	￦	187,596	￦	343,079

9.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Gains (losses) on hedging instruments:	￦	76,391	￦	8,831	￦	343,079
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		71,754		7,328		341,834
Ineffective portion of gains (losses) on cash flow hedging instruments (recognized in profit or loss)		4,637		1,503		1,245

F-12
6

9.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash allow hedge for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Other comprehensive income (loss)	￦	71,754	￦	7,328	￦	341,834
Reclassification to profit or loss		(20,537)		48,508		(294,592)
Income tax effect		(25,049)		(1,913)		(12,500)

	￦	26,168	￦	53,923	￦	34,742

9.5 Hedge of Net Investments in Foreign Operations
9.5.1 Details of net investments in foreign operations hedged items as of December 31, 2023 and 2024 and changes in fair value for the years ended December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	Foreign currency translation reserve		Changes in fair value
	December 31, 2023	December 31, 2024	2023		2024
Hedge accounting
Currency risk	￦ (129,401)	￦ (316,109)	￦	19,590	￦	253,679
9.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of December 31, 2023 and 2024 and changes in fair value for the years ended December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	December 31, 2023						2023
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	￦	31,332	￦	—	￦	5,307	￦	6,923
Debentures in foreign currencies		1,435,817		—		1,435,817		(26,513)

	￦	1,467,149	￦	—	￦	1,441,124	￦	(19,590)

(In millions of Korean won)

	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	￦	15,876	￦	—	￦	4,309	￦ 998
Debentures in foreign currencies		2,077,155		—		2,077,155	(254,677)

	￦	2,093,031	￦	—	￦	2,081,464	￦ (253,679)

F-12
7

9.5.3 Fair value of non-derivative financial instruments designated as hedge of net investments in foreign operations as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Debentures in foreign currencies	￦	1,509,978	￦	2,180,537
9.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Gains (losses) on hedging instruments:	￦	(104,021)	￦	(19,590)	￦	(253,679)
Effective portion of gains (losses) on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(104,021)		(19,590)		(253,679)
Ineffective portion of gains (losses) on hedge of net investments in foreign operations (recognized in profit or loss)		—		—		—
9.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Other comprehensive income (loss)	￦	(104,021)	￦	(19,590)	￦	(253,679)
Reclassification to profit or loss		—		—		—
Income tax effect		24,936		4,931		66,971

	￦	(79,085)	￦	(14,659)	￦	(186,708)

10. Loans Measured at Amortized Cost
10.1 Details of loans as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Loans measured at amortized cost	￦	449,676,848	￦	477,066,990
Deferred loan origination fees and costs		591,244		638,230
Less: Allowances for credit losses		(5,462,805)		(5,633,380)

	￦	444,805,287	￦	472,071,840

10.2 Details of loans to banks as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Loans measured at amortized cost	￦	11,569,466	￦	9,830,773
Less: Allowances for credit losses		(20,429)		(31,158)

	￦	11,549,037	￦	9,799,615

F-12
8

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	178,476,837	￦	190,160,636	￦	—	￦	368,637,473
Loans in foreign currencies		4,859,698		25,449,011		—		30,308,709
Domestic import usance bills		—		3,398,981		—		3,398,981
Off-shore funding loans		—		507,683		—		507,683
Call loans		—		269,198		—		269,198
Bills bought in Korean won		—		1,861		—		1,861
Bills bought in foreign currencies		—		1,276,579		—		1,276,579
Guarantee payments under acceptances and guarantees		—		20,085		—		20,085
Credit card receivables in Korean won		—		—		22,304,522		22,304,522
Credit card receivables in foreign currencies		—		—		45,449		45,449
Bonds purchased under repurchase agreements		—		3,633,073		—		3,633,073
Privately placed bonds		—		901,609		—		901,609
Factored receivables		70		99		—		169
Lease receivables		447,494		337,407		—		784,901
Loans for installment credit		5,908,190		700,144		—		6,608,334

		189,692,289		226,656,366		22,349,971		438,698,626

Proportion (%)		43.24		51.67		5.09		100.00
Less: Allowances for credit losses		(1,369,081)		(3,137,470)		(935,825)		(5,442,376)

	￦	188,323,208	￦	223,518,896	￦	21,414,146	￦	433,256,250

(In millions of Korean won)	December 31, 2024
	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	188,109,614	￦	203,391,791	￦	—	￦	391,501,405
Loans in foreign currencies		5,978,891		26,954,295		—		32,933,186
Domestic import usance bills		—		3,790,808		—		3,790,808
Off-shore funding loans		—		626,058		—		626,058
Bills bought in Korean won		—		1,862		—		1,862
Bills bought in foreign currencies		—		2,379,270		—		2,379,270
Guarantee payments under acceptances and guarantees		—		16,930		—		16,930
Credit card receivables in Korean won		—		—		23,436,170		23,436,170
Credit card receivables in foreign currencies		—		—		42,304		42,304
Bonds purchased under repurchase agreements		—		4,967,067		—		4,967,067
Privately placed bonds		—		389,783		—		389,783
Factored receivables		7		62,602		—		62,609
Lease receivables		406,844		194,057		—		600,901
Loans for installment credit		6,327,692		798,402		—		7,126,094

		200,823,048		243,572,925		23,478,474		467,874,447

Proportion (%)		42.92		52.06		5.02		100.00
Less: Allowances for credit losses		(1,587,817)		(3,137,665)		(876,740)		(5,602,222)

	￦	199,235,231	￦	240,435,260	￦	22,601,734	￦	462,272,225

9

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	2023
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	￦	594,509	￦	416,003	￦	(387,019)	￦	—	￦	623,493
Others 1		68,167		53,006		(43,812)		(364)		76,997

		662,676		469,009		(430,831)		(364)		700,490

Deferred loan origination fees
Loans in Korean won		42,835		11,859		(17,692)		—		37,002
Others 2		67,007		9,255		(7,597)		3,579		72,244

		109,842		21,114		(25,289)		3,579		109,246

	￦	552,834	￦	447,895	￦	(405,542)	￦	(3,943)	￦	591,244

(In millions of Korean won)

	2024
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	￦	623,493	￦	464,364	￦	(406,506)	￦	—	￦	681,351
Others 1		76,997		73,259		(57,159)		3,886		96,983

		700,490		537,623		(463,665)		3,886		778,334

Deferred loan origination fees
Loans in Korean won		37,002		44,345		(27,267)		—		54,080
Others 2		72,244		42,950		(38,031)		8,861		86,024

		109,246		87,295		(65,298)		8,861		140,104

	￦	591,244	￦	450,328	￦	(398,367)	￦	(4,975)	￦	638,230

1	Includes deferred loan origination costs related to credit card receivables, loans for installment credit, and finance lease receivables.
2	Includes deferred loan origination fees related to loans in foreign currencies.

F-1
30

11. Allowances for Credit Losses
11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	￦	602,037	￦	284,816	￦	450,513	￦	522,552	￦	561,936	￦	901,288	￦	163,185	￦	354,315	￦	320,342
Transfer between stages:
Transfer to 12-month expected credit losses		153,560		(141,775)		(11,785)		123,441		(119,940)		(3,501)		78,420		(75,980)		(2,440)
Transfer to lifetime expected credit losses		(118,734)		145,827		(27,093)		(121,027)		155,094		(34,067)		(20,898)		24,754		(3,856)
Impairment		(9,672)		(72,265)		81,937		(8,864)		(95,732)		104,596		(2,592)		(25,843)		28,435
Write-offs		—		14		(657,670)		—		9		(436,246)		—		—		(664,027)
Sales		(1,126)		(631)		(13,346)		—		(315)		(31,716)		—		—		—
Provision (reversal) for credit losses 1,2		(45,014)		67,219		679,687		429,706		435,633		779,310		(11,611)		50,867		766,581
Others (exchange differences, etc.)		3,599		177		(1,194)		(6,168)		(970)		2,880		21		39		(43,887)

Ending	￦	584,650	￦	283,382		501,049	￦	939,640	￦	935,715	￦	1,282,544	￦	206,525	￦	328,152	￦	401,148

F-1
31

11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	￦	584,650	￦	283,382	￦	501,049	￦	939,640	￦	935,715	￦	1,282,544	￦	206,525	￦	328,152	￦	401,148
Transfer between stages:
Transfer to 12-month expected credit losses		130,047		(122,955)		(7,092)		365,392		(306,167)		(59,225)		55,076		(53,048)		(2,028)
Transfer to lifetime expected credit losses		(117,019)		237,066		(120,047)		(273,328)		340,311		(66,983)		(27,518)		34,364		(6,846)
Impairment		(11,838)		(166,139)		177,977		(54,667)		(191,344)		246,011		(3,753)		(23,914)		27,667
Write-offs		—		—		(684,223)		—		(2)		(593,492)		—		—		(706,501)
Sales		(4,177)		(1,668)		(56,116)		—		(499)		(102,759)		—		—		(136,344)
Provision (reversal) for credit losses 1,2		23,910		101,072		824,942		(56,320)		123,219		585,169		10,142		87,067		715,149
Others (exchange differences, etc.)		1,778		677		12,541		(7,577)		22,331		40,854		(38)		19		(28,579)

Ending	￦	607,351	￦	331,435	￦	649,031	￦	913,140	￦	923,564	￦	1,332,119	￦	240,434	￦	372,640	￦	263,666

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

2	Includes ￦289,139 million and ￦317,140 million of collections from written-off loans for the years ended December 31, 2023 and 2024, respectively.
The amount of financial assets that the Group wrote off during the current year but is continuing recovery activities is ￦1,984,218 million. Also, the Group manages the written-off loans that their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ￦10,301,118 million and ￦11,468,928 million as of December 31, 2023 and 2024, respectively.

F-1
32

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	￦	399,089,134	￦	34,563,171	￦	3,547,610
Transfer between stages:
Transfer to 12-month expected credit losses		35,319,563		(34,990,464)		(329,099)
Transfer to lifetime expected credit losses (non-impaired)		(42,180,074)		42,841,909		(661,835)
Transfer to lifetime expected credit losses (impaired)		(1,808,878)		(2,785,016)		4,593,894
Write-offs		—		23		(1,757,943)
Sales		(3,256,122)		(38,205)		(429,916)
Net increase (decrease) (execution, repayment, and others)		21,119,779		(2,514,831)		(54,608)

Ending	￦	408,283,402	￦	37,076,587	￦	4,908,103

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	￦	408,283,402	￦	37,076,587	￦	4,908,103
Transfer between stages:
Transfer to 12-month expected credit losses		29,092,806		(28,622,325)		(470,481)
Transfer to lifetime expected credit losses (non-impaired)		(36,987,630)		38,887,946		(1,900,316)
Transfer to lifetime expected credit losses (impaired)		(1,489,772)		(4,423,007)		5,912,779
Write-offs		—		(2)		(1,984,216)
Sales		(3,563,046)		(98,684)		(1,028,807)
Net increase (decrease) (execution, repayment, and others)		36,418,238		(1,879,924)		(426,431)

Ending	￦	431,753,998	￦	40,940,591	￦	5,010,631

F-1
33

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments
12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	￦	10,100,109	￦	13,389,804
Financial bonds		12,793,559		11,601,280
Corporate bonds		6,677,388		7,323,299
Asset-backed securities		68,093		39,444
Beneficiary certificates		20,511,995		20,644,681
Derivative-linked securities		2,197,575		1,924,109
Other debt securities		20,309,713		18,846,019
Equity securities:
Stocks		3,498,880		3,964,021
Other equity securities		523,675		311,316
Loans:
Privately placed bonds		150,208		208,856
Other loans		33,518		978,907
Due from financial institutions:
Other due from financial institutions		79,811		59,838
Others		93,743		158,519

	￦	77,038,267	￦	79,450,093

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	￦	33,455,476	￦	38,108,213
Financial bonds		20,898,723		26,091,249
Corporate bonds		22,492,869		22,059,099
Asset-backed securities		1,963,242		2,366,140
Other debt securities		116,127		111,295
Equity securities:
Stocks		1,951,150		1,643,898
Equity investments		9,560		9,410
Other equity securities		809,943		2,059,980
Loans:
Privately placed bonds		801,050		1,446,628

		82,498,140		93,895,912

Financial assets at amortized cost
Debt securities:
Government and public bonds		6,507,625		6,029,059
Financial bonds		14,257,747		12,761,712
Corporate bonds		9,368,943		8,946,009
Asset-backed securities		9,418,498		9,321,199
Other debt securities		167,848		72,969
Less: Allowances for credit losses		(19,272)		(17,396)

		39,701,389		37,113,552

	￦	122,199,529	￦	131,009,464

F-13
4

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)		2023				2024
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	￦	—	￦	1,999	￦	—	￦	3,597
	Unlisted		—		14,498		—		19,724
Equity investments			—		110		—		—
Other equity securities			2,774		28,388		699		62,505

		￦	2,774	￦	44,995	￦	699	￦	85,826

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)		2023				2024
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income (loss) as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	￦	36,877	￦	36,739	￦	8,054	￦	(5,586)
	Unlisted		—		(758)		—		—
Other equity securities			71,470		(3,680)		131,788		1,937

		￦	108,347	￦	32,301	￦	139,842	￦	(3,649)

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	￦	1,026	￦	(4,808)	￦	(3,782)
Loans measured at fair value through other comprehensive income		83		(460)		(377)
Securities measured at amortized cost		2,808		(740)		2,068

	￦	3,917	￦	(6,008)	￦	(2,091)

(In millions of Korean won)	2023
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	￦	17,104	￦	(2,547)	￦	14,557
Loans measured at fair value through other comprehensive income		920		(3)		917
Securities measured at amortized cost		15,184		(1,475)		13,709

	￦	33,208	￦	(4,025)	￦	29,183

F-13
5

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	￦	6,913	￦	(6,433)	￦	480
Loans measured at fair value through other comprehensive income		1,039		(241)		798
Securities measured at amortized cost		2,300		(4,267)		(1,967)

	￦	10,252	￦	(10,941)	￦	(689)

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	￦	16,343	￦	270	￦	76
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(532)		(270)		—
Provision (reversal) for credit losses		29,182		—		1
Others (exchange differences, etc.)		(528)		—		—

Ending	￦	44,465	￦	—	￦	77

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	￦	44,465	￦	—	￦	77
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(2,065)		—		—
Provision (reversal) for credit losses		(694)		—		5
Others (exchange differences, etc.)		1,325		—		—

Ending	￦	43,031	￦	—	￦	82

F-13
6

13. Investments in Associates and Joint Ventures
13.1 Details of investments in associates and joint ventures as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-KDBC Pre-IPO New Technology Business Investment Fund 2	66.66	￦	3,601	￦	6,063	￦	6,063	Investment finance	Korea
Balhae Infrastructure Company 1	12.61		95,437		93,803		93,766	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		343		14,296		14,296	Investment finance	Korea
Incheon Bridge Co., Ltd. 1	14.99		9,158		(12,640)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. 1	17.77		440		94		94	Research, consulting, and big data	Korea
Food Factory Co., Ltd. 3	22.22		1,000		654		1,483	Farm product distribution	Korea
KBSP Private Equity Fund No.4 1	14.95		6,100		2,494		2,494	Investment finance	Korea
Korea Credit Bureau Co., Ltd. 1	9.00		4,500		5,617		5,617	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		4,853		4,853	Investment finance	Korea
KB-Solidus Global Healthcare Fund 2	43.33		17,217		17,789		18,485	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		4,738		4,738	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund 2	56.00		9,072		12,372		12,372	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund 2	42.55		—		6,145		5,395	Investment finance	Korea
KB-SJ Tourism Venture Fund 1	18.52		4,599		3,242		3,242	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		952		952	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund 1	14.56		16,837		18,885		18,885	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 2	37.69		17,566		15,946		15,910	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund 2	44.29		19,124		15,680		17,977	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,482		9,482	Investment finance	Korea
All Together Korea Fund No.2 4	99.99		10,000		10,541		10,541	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund 1	12.00		9,572		17,810		17,810	Asset management	Korea
2020 KB Fintech Renaissance Fund 1	5.05		550		1,041		1,041	Investment finance	Korea
KB Material and Parts No.1 PEF 1	14.47		3,400		3,300		3,300	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		10,650		7,697		7,697	Investment finance	Korea
G payment Joint Stock Company	43.84		8,950		3,319		8,966	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,923		1,923	Investment finance	Korea
KB-BridgePole Venture Investment Fund 1	6.30		136		863		863	Investment finance	Korea
KB-Kyobo New Mobility Power Fund	28.57		3,000		2,622		2,622	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.40		988		928		928	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.05		818		775		775	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		27,213		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		7,675		6,105		6,105	Investment finance	Korea
JS Private Equity Fund No.3	20.48		1,700		1,862		1,862	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,949		1,949	Investment finance	Korea
KB-FT Green Growth 1st Technology Investment Association 1	10.34		2,000		1,928		1,928	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		43,922		43,922	Investment finance	Korea

F-13
7

13.1 Details of investments in associates and joint ventures as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	December 31, 2023
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
THE CHAEUL FUND NO.1	31.25	￦	1,000	￦	972	￦	972	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,366		2,398		2,398	Investment finance	Korea
KB-KTB Technology Venture Fund 2	50.90		22,401		21,391		21,391	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund 2	90.40		42,540		41,326		40,172	Investment finance	Korea
Paramark KB Fund No.1 1	17.34		15,541		13,645		13,645	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 1	7.12		9,476		9,477		9,376	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	44.00		2,000		1,965		1,965	Investment finance	Korea
History 2022 Fintech Fund	34.80		2,000		1,938		1,938	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		20,449		19,429		19,429	Investment finance	Korea
TMAP Mobility Co., Ltd. 1	8.25		199,981		51,866		183,572	Application software development and supply	Korea
Nextrade Co., Ltd. 1	6.64		9,700		9,225		9,225	Investment finance	Korea
Shinhan Global Mobility Fund No.1	24.56		1,345		1,324		1,324	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,908		1,890		1,890	Investment finance	Korea
Lakewood-AVES Fund No.1	39.06		2,000		1,977		1,977	Investment finance	Korea
MW-Pyco NewWave New Technology Investment Fund 4th 2	51.30		2,000		1,965		1,965	Investment finance	Korea
Bitgoeul Cheomdan Green 1st Co., Ltd. 1	19.00		190		165		165	Electricity	Korea
KB-SUSUNG 1st Investment Fund 1	15.00		3,000		2,953		2,953	Investment finance	Korea
KY Global Cell & Gene Private Equity Fund 2nd	20.43		27,034		26,969		26,969	Investment finance	Korea
Friend 55 New Technology Business Investment Fund 2	53.30		1,200		1,182		1,182	Investment finance	Korea
DSIP-Pharos Bioenergy Fund	34.10		4,000		16,458		16,458	Investment finance	Korea
Shinhan-Eco Venture Fund 2nd	20.00		1,825		1,800		1,800	Investment finance	Korea
Leading H2O Fund 1	48.20		1,500		1,489		1,489	Investment finance	Korea
2023 JB Newtech No.2 Fund	25.70		1,800		1,786		1,786	Investment finance	Korea
U-KB Credit No.1 Private Equity	33.33		6,900		6,850		6,850	Investment finance	Korea
KB-BridgePole Venture Investment Fund No.2 1	14.29		1,500		1,494		1,494	Investment finance	Korea
Sirius Silicon Valley I New Technology Fund	20.43		500		485		485	Investment finance	Korea
Others			1,978		1,731		1,016

		￦	760,593	￦	598,413	￦	722,222

(In millions of Korean won)	December 31, 2024
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-KDBC Pre-IPO New Technology Business Investment Fund 2	66.66	￦	3,001	￦	5,203	￦	5,203	Investment finance	Korea
Balhae Infrastructure Company 1	16.37		138,678		139,015		139,015	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		343		9,313		9,313	Investment finance	Korea
Incheon Bridge Co., Ltd. 1	14.99		9,158		(535)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. 1	17.77		440		32		32	Research, consulting, and big data	Korea
Food Factory Co., Ltd.	22.22		1,000		684		1,541	Farm product distribution	Korea

F-13
8

13.1 Details of investments in associates and joint ventures as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	December 31, 2024
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KBSP Private Equity Fund No.4 1	14.95	￦	6,100	￦	3,995	￦	3,995	Investment finance	Korea
Korea Credit Bureau Co., Ltd. 1	9.00		4,500		7,948		7,948	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		3,514		3,514	Investment finance	Korea
KB-Solidus Global Healthcare Fund 2	43.33		17,217		16,829		17,525	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		3,223		3,223	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund 2	56.00		6,608		11,129		11,129	Investment finance	Korea
KB-SJ Tourism Venture Fund 1	18.52		568		1,781		1,781	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		946		946	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund 1	14.56		16,171		16,867		16,867	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 2	37.69		9,216		5,764		7,640	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund 2	44.29		18,849		11,730		15,482	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,423		9,423	Investment finance	Korea
All Together Korea Fund No.2 4	99.99		10,000		10,847		10,847	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund 1	12.00		10,758		16,043		16,043	Asset management	Korea
2020 KB Fintech Renaissance Fund 1	5.05		550		1,077		1,077	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		15,940		13,712		13,712	Investment finance	Korea
G payment Joint Stock Company	43.84		7,445		1,504		2,521	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,880		1,880	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.40		988		906		906	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.05		818		764		764	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		24,452		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		18,076		13,109		13,109	Investment finance	Korea
JS Private Equity Fund No.3	20.48		945		742		742	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,918		1,918	Investment finance	Korea
KB-FT Green Growth 1st Technology Investment Association 1	10.34		2,000		1,889		1,889	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		44,380		44,380	Investment finance	Korea
THE CHAEUL FUND NO.1	31.25		1,000		954		954	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,366		2,325		2,325	Investment finance	Korea
KB-KTB Technology Venture Fund 2	50.90		28,001		25,446		25,448	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund 2	90.40		65,810		62,383		62,282	Investment finance	Korea
Paramark KB Fund No.1 1	17.34		23,671		23,219		23,219	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 1	7.12		15,509		15,968		15,968	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	44.00		879		869		869	Investment finance	Korea
History 2022 Fintech Fund	34.80		2,000		1,896		1,896	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		40,249		38,592		38,592	Investment finance	Korea
TMAP Mobility Co., Ltd. 1	8.25		199,981		52,287		182,000	Application software development and supply	Korea
Nextrade Co., Ltd. 1	6.64		9,700		8,180		8,180	Investment finance	Korea

9

13.1 Details of investments in associates and joint ventures as of December 31, 2023 and 2
02
4, are as follows (cont’d):

(In millions of Korean won)	December 31, 2024
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Shinhan Global Mobility Fund No.1	24.56	￦	1,345	￦	1,294	￦	1,294	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,908		1,850		1,850	Investment finance	Korea
MW-Pyco NewWave New Technology Investment Fund 4th 2	51.30		2,000		1,922		1,922	Investment finance	Korea
Bitgoeul Cheomdan Green 1st Co., Ltd. 1	19.00		342		241		241	Electricity	Korea
KB-SUSUNG 1st Investment Fund 1	15.00		1,614		2,188		2,188	Investment finance	Korea
Shinhan-Eco Venture Fund 2nd	20.00		2,050		1,973		1,973	Investment finance	Korea
Leading H2O Fund 1	48.20		1,500		1,455		1,455	Investment finance	Korea
2023 JB Newtech No.2 Fund	25.70		1,406		1,705		1,705	Investment finance	Korea
U-KB Credit No.1 Private Equity	33.33		7,300		8,006		8,006	Investment finance	Korea
KB-BridgePole Venture Investment Fund No.2 1	14.29		1,500		1,463		1,463	Investment finance	Korea
Sirius Silicon Valley I New Technology Fund	23.81		500		474		474	Investment finance	Korea
FineKB Private Equity Fund No.2 1	0.85		250		248		248	Investment finance	Korea
Timefolio Athleisure Investment Fund	48.19		4,000		3,923		3,923	Investment finance	Korea
VIG Private Equity Fund V-3	39.60		1,636		4,126		1,636	Investment finance	Korea
COMPA Global Scale-Up Fund No.3	30.00		1,000		980		980	Investment finance	Korea
AKK Robotech Valueup New Technology Investment Fund 1	5.00		1,000		1,127		1,127	Investment finance	Korea
YG MCE PROJECT NO.1 Fund	27.80		1,500		1,477		1,477	Investment finance	Korea
HI YG Win-win Fund No.2	20.62		2,000		1,973		1,973	Investment finance	Korea
KB-CJ Venture Fund 1st	40.00		1,800		1,733		1,733	Investment finance	Korea
Elohim-Bilanx aerospace No.1 Fund	20.94		2,000		1,978		1,978	Investment finance	Korea
KB-SUSUNG 2st Investment Fund 1	12.66		2,000		1,981		1,981	Investment finance	Korea
IMM global Secondary 1-1 Equity Private Fund	41.65		2,819		3,754		3,754	Investment finance	Korea
LIB Material Investment Fund	25.49		4,098		1,475		1,475	Investment finance	Korea
NOVORSEC-SJG Consumer Secondary Fund	24.30		1,700		1,688		1,688	Investment finance	Korea
Allra Fintech Corp. 1	15.77		8,532		1,638		8,684	System software development and supply	Korea
Reboot Private Equity Fund	21.50		7,000		6,946		6,946	Investment finance	Korea
KB-SBI Global Strategic Capital Fund	36.39		11,299		10,782		10,784	Investment finance	Korea
KB-Cyrus Tourism Venture Fund 1	18.52		1,000		977		977	Investment finance	Korea
IBKS Design Fund	46.51		2,000		1,996		1,996	Investment finance	Korea
NICE DATA INTELLIGENCE VENTURE FUND	23.53		1,000		998		998	Investment finance	Korea
Pectus Hanhwa Fund 2	29.41		2,000		1,950		1,950	Investment finance	Korea
KB-IMM New Star Real Estate Private Fund I 2	61.67		31,563		33,074		33,074	Investment finance	Korea
Korea Environment Technology Co., Ltd.	24.31		107,428		43,156		107,428	Non-designated waste treatment	Korea
Others			2,841		2,367		1,911

		￦	1,020,492	￦	765,121	￦	947,390

F-1
40

13.1 Details of investments in associates and joint ventures as of December 31, 2023 and 2024, are as follows (cont’d):

1
As of December 31, 2023 and 2024, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

2
In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative members; the Group has applied the equity method as the Group cannot control the investee by itself.

3	The ownership of Food Factory Co., Ltd. would be 30.00% as of December 31, 2023, considering the potential voting rights of convertible bonds.
4	As of December 31, 2023 and 2024, the Group participates in the investment management committee but cannot exercise control.
In accordance with IAS No.28
Investments in Associates and Joint Ventures
, the Group elected an exemption from applying the equity method for 64 companies including Banksalad Co., Ltd. and classified them as financial assets at fair value through profit or loss.
Although the Group holds 20% or more of the ownership, investment trusts with limited influence on related activities according to trust contracts, and companies with limited influence on related activities due to bankruptcy and corporate rehabilitation proceedings are excluded from associates.
13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
	December 31, 2023*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	9,095	￦	1	￦	5,400	￦	9,094	￦	6,062	￦	1	￦	6,063
Balhae Infrastructure Company		818,545		74,665		794,860		743,880		93,803		(37)		93,766
Aju Good Technology Venture Fund		37,569		395		900		37,174		14,297		(1)		14,296
Incheon Bridge Co., Ltd.		518,134		602,460		61,096		(84,326)		(12,640)		12,640		—
Big Dipper Co., Ltd.		813		285		495		528		94		—		94
Food Factory Co., Ltd.		9,138		6,196		450		2,942		654		829		1,483
KBSP Private Equity Fund No.4		16,807		571		39,700		16,236		2,495		(1)		2,494
Korea Credit Bureau Co., Ltd.		131,164		68,756		10,000		62,408		5,617		—		5,617
KB Social Impact Investment Fund		16,440		263		15,000		16,177		4,853		—		4,853
KB-Solidus Global Healthcare Fund		41,567		517		3,000		41,050		17,789		696		18,485
POSCO-KB Shipbuilding Fund		16,520		1,357		5,840		15,163		4,738		—		4,738
KB-TS Technology Venture Private Equity Fund		28,233		6,139		16,200		22,094		12,372		—		12,372
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		14,441		—		—		14,441		6,145		(750)		5,395
KB-SJ Tourism Venture Fund		18,003		498		24,840		17,505		3,242		—		3,242
UNION Media Commerce Fund		3,318		32		3,450		3,286		952		—		952
KB-Stonebridge Secondary Private Equity Fund		129,860		205		115,598		129,655		18,885		—		18,885
KB SPROTT Renewable Private Equity Fund No.1		42,868		379		46,868		42,489		15,946		(36)		15,910
KB-UTC Inno-Tech Venture Fund		35,978		573		43,180		35,405		15,680		2,297		17,977
WJ Private Equity Fund No.1		35,342		161		37,100		35,181		9,483		(1)		9,482
All Together Korea Fund No.2		10,543		1		10,001		10,542		10,541		—		10,541
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		145,519		474		76,400		145,045		17,810		—		17,810
2020 KB Fintech Renaissance Fund		20,664		38		10,900		20,626		1,041		—		1,041
KB Material and Parts No.1 PEF		22,808		2		23,500		22,806		3,300		—		3,300
FineKB Private Equity Fund No.1		30,930		141		42,600		30,789		7,697		—		7,697

F-1
41

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)
	December 31, 2023*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
G payment Joint Stock Company	￦	10,018	￦	2,386	￦	2,950	￦	7,632	￦	3,319	￦	5,647	￦	8,966
KB-GeneN Medical Venture Fund No.1		8,583		48		8,880		8,535		1,922		1		1,923
KB-BridgePole Venture Investment Fund		13,781		72		2,160		13,709		863		—		863
KB-Kyobo New Mobility Power Fund		9,216		40		10,500		9,176		2,622		—		2,622
DA-Friend New Technology Investment Fund No.2		3,502		74		3,650		3,428		927		1		928
Cornerstone Pentastone Fund No.4		3,623		22		3,800		3,601		775		—		775
Star-Lord General Investors Private Real Estate Investment Company No.10		522,947		419,224		178,000		103,723		27,213		(27,213)		—
KB-Badgers Future Mobility ESG Fund No.1		15,600		672		18,766		14,928		6,106		(1)		6,105
JS Private Equity Fund No.3		9,090		1		8,300		9,089		1,862		—		1,862
Mirae Asset Mobility Investment Fund No.1		8,551		74		8,700		8,477		1,949		—		1,949
KB-FT Green Growth 1st Technology Investment Association		18,649		—		19,345		18,649		1,928		—		1,928
Glenwood Credit Private Equity Fund No.2		147,385		455		140,500		146,930		43,922		—		43,922
THE CHAEUL FUND NO.1		3,111		—		3,200		3,111		972		—		972
Smart Korea KB Future9-Sejong Venture Fund		6,314		81		6,152		6,233		2,398		—		2,398
KB-KTB Technology Venture Fund		42,263		246		44,000		42,017		21,389		2		21,391
KB-SOLIDUS Healthcare Investment Fund		44,875		330		47,190		44,545		41,326		(1,154)		40,172
Paramark KB Fund No.1		78,715		28		89,441		78,687		13,645		—		13,645
KB Co-Investment Private Equity Fund No.1		131,929		257		133,075		131,672		9,477		(101)		9,376
POSITIVE Sobujang Venture Fund No.1		4,494		23		4,550		4,471		1,965		—		1,965
History 2022 Fintech Fund		5,611		39		5,750		5,572		1,938		—		1,938
KB-NP Green ESG New Technology Venture Capital Fund		68,228		1,193		70,557		67,035		19,429		—		19,429
TMAP Mobility Co., Ltd.		849,894		220,824		8,680		629,070		51,866		131,706		183,572
Nextrade Co., Ltd.		139,245		296		146,100		138,949		9,225		—		9,225
Shinhan Global Mobility Fund No.1		5,389		1		5,700		5,388		1,324		—		1,324
SKB Next Unicorn K-Battery Fund No.1		7,609		—		7,700		7,609		1,890		—		1,890
Lakewood-AVES Fund No.1		5,065		4		5,120		5,061		1,977		—		1,977
MW-Pyco NewWave New Technology Investment Fund 4th		3,832		—		3,900		3,832		1,965		—		1,965
Bitgoeul Cheomdan Green 1st Co., Ltd		877		6		1,000		871		165		—		165
KB-SUSUNG 1st Investment Fund		19,690		—		20,000		19,690		2,953		—		2,953
Friend 55 New Technology Business Investment Fund		2,220		3		2,250		2,217		1,182		—		1,182

F-1
42

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)
	December 31, 2023*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KY Global Cell & Gene Private Equity Fund 2nd	￦	132,025	￦	11	￦	132,331	￦	132,014	￦	26,969	￦	—	￦	26,969
DSIP-Pharos Bioenergy Fund		48,307		44		11,730		48,263		16,458		—		16,458
Shinhan-Eco Venture Fund 2nd		9,067		66		9,125		9,001		1,800		—		1,800
Leading H2O Fund 1		3,088		1		3,110		3,087		1,489		—		1,489
2023 JB Newtech No.2 Fund		6,946		2		7,000		6,944		1,786		—		1,786
U-KB Credit No.1 Private Equity		20,557		6		20,700		20,551		6,851		(1)		6,850
KB-BridgePole Venture Investment Fund No.2		10,502		41		10,500		10,461		1,494		—		1,494
Sirius Silicon Valley I New Technology Fund		2,040		2		2,100		2,038		485		—		485

(In millions of Korean won)	2023*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	—	￦	(12)	￦	—	￦	(12)	￦	—
Balhae Infrastructure Company		126,682		121,783		—		121,783		9,582
Aju Good Technology Venture Fund		20,386		15,176		—		15,176		3,577
Incheon Bridge Co., Ltd.		128,860		22,110		—		22,110		—
Big Dipper Co., Ltd.		324		(242)		—		(242)		—
Food Factory Co., Ltd.		10,283		(89)		—		(89)		—
KBSP Private Equity Fund No.4		3,894		4,073		—		4,073		—
Korea Credit Bureau Co., Ltd.		163,707		8,012		—		8,012		90
KB Social Impact Investment Fund		2,230		1,958		—		1,958		—
KB-Solidus Global Healthcare Fund		42,005		36,193		—		36,193		10,920
POSCO-KB Shipbuilding Fund		709		(191)		—		(191)		—
KB-TS Technology Venture Private Equity Fund		836		362		—		362		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		7,610		2,302		—		2,302		—
KB-SJ Tourism Venture Fund		664		(2,870)		—		(2,870)		—
UNION Media Commerce Fund		—		(16)		—		(16)		—
KB-Stonebridge Secondary Private Equity Fund		9,698		7,558		—		7,558		396
KB SPROTT Renewable Private Equity Fund No.1		26		(689)		—		(689)		—
KB-UTC Inno-Tech Venture Fund		758		(5,024)		2,208		(2,816)		3
WJ Private Equity Fund No.1		430		(218)		—		(218)		—
All Together Korea Fund No.2		303		297		—		297		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		58,734		47,415		—		47,415		—
2020 KB Fintech Renaissance Fund		8,289		8,134		—		8,134		—
KB Material and Parts No.1 PEF		451		90		—		90		34
FineKB Private Equity Fund No.1		820		(2,578)		—		(2,578)		16
G payment Joint Stock Company		11,434		(539)		—		(539)		—
KB-GeneN Medical Venture Fund No.1		—		(187)		—		(187)		—
KB-BridgePole Venture Investment Fund		22,202		21,916		—		21,916		638
KB-Kyobo New Mobility Power Fund		1		(715)		—		(715)		—
DA-Friend New Technology Investment Fund No.2		—		(78)		—		(78)		—
Cornerstone Pentastone Fund No.4		—		(81)		—		(81)		—
Star-Lord General Investors Private Real Estate Investment Company No.10		33,947		(55,599)		—		(55,599)		—
KB-Badgers Future Mobility ESG Fund No.1		150		(2,219)		—		(2,219)		—
JS Private Equity Fund No.3		1,135		963		—		963		—

F-1
43

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2023*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
Mirae Asset Mobility Investment Fund No.1	￦	19	￦	(133)	￦	—	￦	(133)	￦	—
KB-FT Green Growth 1st Technology Investment Association		3		(402)		—		(402)		—
Glenwood Credit Private Equity Fund No.2		10,374		9,611		—		9,611		2,428
THE CHAEUL FUND NO.1		1		(55)		—		(55)		—
Smart Korea KB Future9-Sejong Venture Fund		667		391		—		391		—
KB-KTB Technology Venture Fund		166		(917)		—		(917)		—
KB-SOLIDUS Healthcare Investment Fund		16		(1,344)		—		(1,344)		—
Paramark KB Fund No.1		1,085		(3,824)		—		(3,824)		—
KB Co-Investment Private Equity Fund No.1		21		(908)		—		(908)		—
POSITIVE Sobujang Venture Fund No.1		75		(28)		—		(28)		—
History 2022 Fintech Fund		1		(123)		—		(123)		—
KB-NP Green ESG New Technology Venture Capital Fund		21		(2,463)		—		(2,463)		—
TMAP Mobility Co., Ltd.		294,016		(100,432)		—		(100,432)		—
Nextrade Co., Ltd.		—		(7,150)		—		(7,150)		—
Shinhan Global Mobility Fund No.1		—		(115)		—		(115)		—
SKB Next Unicorn K-Battery Fund No.1		123		(87)		—		(87)		—
Lakewood-AVES Fund No.1		—		(60)		—		(60)		—
MW-Pyco NewWave New Technology Investment Fund 4th		1		(68)		—		(68)		—
Bitgoeul Cheomdan Green 1st Co., Ltd.		—		(124)		—		(124)		—
KB-SUSUNG 1st Investment Fund		47		(310)		—		(310)		—
Friend 55 New Technology Business Investment Fund		3		(33)		—		(33)		—
KY Global Cell & Gene Private Equity Fund 2nd		—		(225)		(93)		(318)		—
DSIP-Pharos Bioenergy Fund		36,813		36,533		—		36,533		—
Shinhan-Eco Venture Fund 2nd		2		(125)		—		(125)		—
Leading H2O Fund 1		5		(23)		—		(23)		—
2023 JB Newtech No.2 Fund		2		(56)		—		(56)		—
U-KB Credit No.1 Private Equity		345		(149)		—		(149)		—
KB-BridgePole Venture Investment Fund No.2		2		(39)		—		(39)		—
Sirius Silicon Valley I New Technology		1		(62)		—		(62)		—

(In millions of Korean won)
	December 31, 2024*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount

KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	7,804	￦	—	￦	4,500	￦	7,804	￦	5,203	￦	—	￦	5,203
Balhae Infrastructure Company		971,597		122,393		882,264		849,204		139,015		—		139,015
Aju Good Technology Venture Fund		24,214		—		900		24,214		9,313		—		9,313
Incheon Bridge Co., Ltd.		517,004		520,577		61,096		(3,573)		(535)		535		—
Big Dipper Co., Ltd.		1,527		1,345		495		182		32		—		32
Food Factory Co., Ltd.		8,330		5,253		450		3,077		684		857		1,541
KBSP Private Equity Fund No.4		22,631		560		33,700		22,071		3,995		—		3,995
Korea Credit Bureau Co., Ltd.		150,657		62,343		10,000		88,314		7,948		—		7,948
KB Social Impact Investment Fund		11,965		253		15,000		11,712		3,514		—		3,514
KB-Solidus Global Healthcare Fund		38,836		—		3,000		38,836		16,829		696		17,525
POSCO-KB Shipbuilding Fund		10,316		1		5,840		10,315		3,223		—		3,223
KB-TS Technology Venture Private Equity Fund		26,460		6,587		11,800		19,873		11,129		—		11,129
KB-SJ Tourism Venture Fund		9,893		276		3,078		9,617		1,781		—		1,781
UNION Media Commerce Fund		3,318		56		3,450		3,262		946		—		946

F-14
4

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)
	December 31, 2024*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount

KB-Stonebridge Secondary Private Equity Fund	￦	115,993	￦	193	￦	111,020	￦	115,800	￦	16,867	￦	—	￦	16,867
KB SPROTT Renewable Private Equity Fund No.1		24,548		251		29,313		24,297		5,764		1,876		7,640
KB-UTC Inno-Tech Venture Fund		26,935		448		42,418		26,487		11,730		3,752		15,482
WJ Private Equity Fund No.1		35,435		475		37,100		34,960		9,423		—		9,423
All Together Korea Fund No.2		10,849		1		10,001		10,848		10,847		—		10,847
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		123,434		408		82,500		123,026		16,043		—		16,043
2020 KB Fintech Renaissance Fund		21,377		38		10,900		21,339		1,077		—		1,077
FineKB Private Equity Fund No.1		55,144		294		63,760		54,850		13,712		—		13,712
G payment Joint Stock Company		10,253		2,994		2,950		7,259		1,504		1,017		2,521
KB-GeneN Medical Venture Fund No.1		8,526		178		8,880		8,348		1,880		—		1,880
DA-Friend New Technology Investment Fund No.2		3,500		151		3,650		3,349		906		—		906
Cornerstone Pentastone Fund No.4		3,553		3		3,800		3,550		764		—		764
Star-Lord General Investors Private Real Estate Investment Company No.10		514,425		421,241		178,000		93,184		24,452		(24,452)		—
KB-Badgers Future Mobility ESG Fund No.1		32,051		—		44,198		32,051		13,109		—		13,109
JS Private Equity Fund No.3		3,625		—		4,614		3,625		742		—		742
Mirae Asset Mobility Investment Fund No.1		8,417		75		8,700		8,342		1,918		—		1,918
KB-FT Green Growth 1st Technology Investment Association		18,271		—		19,345		18,271		1,889		—		1,889
Glenwood Credit Private Equity Fund No.2		148,970		508		140,500		148,462		44,380		—		44,380
THE CHAEUL FUND NO.1		3,053		—		3,200		3,053		954		—		954
Smart Korea KB Future9-Sejong Venture Fund		6,044		—		6,152		6,044		2,325		—		2,325
KB-KTB Technology Venture Fund		50,673		687		55,000		49,986		25,446		2		25,448
KB-SOLIDUS Healthcare Investment Fund		69,004		3		72,930		69,001		62,383		(101)		62,282
Paramark KB Fund No.1		133,926		28		136,324		133,898		23,219		—		23,219
KB Co-Investment Private Equity Fund No.1		224,659		417		217,807		224,242		15,968		—		15,968
POSITIVE Sobujang Venture Fund No.1		2,003		26		2,000		1,977		869		—		869
History 2022 Fintech Fund		5,507		55		5,750		5,452		1,896		—		1,896
KB-NP Green ESG New Technology Venture Capital Fund		133,929		775		138,872		133,154		38,592		—		38,592
TMAP Mobility Co., Ltd.		797,292		163,070		8,681		634,222		52,287		129,713		182,000

F-14
5

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)
	December 31, 2024*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount

Nextrade Co., Ltd.	￦	125,776	￦	2,563	￦	146,100	￦	123,213	￦	8,180	￦	—	￦	8,180
Shinhan Global Mobility Fund No.1		5,320		51		5,700		5,269		1,294		—		1,294
SKB Next Unicorn K-Battery Fund No.1		7,446		—		7,700		7,446		1,850		—		1,850
MW-Pyco NewWave New Technology Investment Fund 4th		3,747		—		3,900		3,747		1,922		—		1,922
Bitgoeul Cheomdan Green 1st Co., Ltd.		1,274		5		1,800		1,269		241		—		241
KB-SUSUNG 1st Investment Fund		14,590		—		10,760		14,590		2,188		—		2,188
Shinhan-Eco Venture Fund 2nd		9,868		3		10,250		9,865		1,973		—		1,973
Leading H2O Fund 1		3,018		1		3,110		3,017		1,455		—		1,455
2023 JB Newtech No.2 Fund		6,634		3		5,466		6,631		1,705		—		1,705
U-KB Credit No.1 Private Equity		24,988		974		21,900		24,014		8,006		—		8,006
KB-BridgePole Venture Investment Fund No.2		10,244		—		10,500		10,244		1,463		—		1,463
Sirius Silicon Valley I New Technology Fund		1,994		1		2,100		1,993		474		—		474
FineKB Private Equity Fund No.2		29,324		78		29,501		29,246		248		—		248
Timefolio Athleisure Investment Fund		8,140		—		8,300		8,140		3,923		—		3,923
VIG Private Equity Fund V-3		4,131		5		4,131		4,126		4,126		(2,490)		1,636
COMPA Global Scale-Up Fund No.3		3,266		—		3,334		3,266		980		—		980
AKK Robotech Valueup New Technology Investment Fund		22,651		6		20,100		22,645		1,127		—		1,127
YG MCE PROJECT NO.1 Fund		5,317		—		5,400		5,317		1,477		—		1,477
HI YG Win-win Fund No.2		9,568		—		9,700		9,568		1,973		—		1,973
KB-CJ Venture Fund 1st		4,333		1		4,500		4,332		1,733		—		1,733
Elohim-Bilanx aerospace No.1 Fund		9,451		5		9,550		9,446		1,978		—		1,978
KB-SUSUNG 2st Investment Fund		15,649		—		15,800		15,649		1,981		—		1,981
IMM global Secondary 1-1 Equity Private Fund		9,503		490		6,769		9,013		3,754		—		3,754
LIB Material Investment Fund		5,787		—		31,387		5,787		1,475		—		1,475
NOVORSEC-SJG Consumer Secondary Fund		6,949		—		7,000		6,949		1,688		—		1,688
Allra Fintech Corp.		185,699		175,310		174		10,389		1,638		7,046		8,684
Reboot Private Equity Fund		32,376		127		32,500		32,249		6,946		—		6,946
KB-SBI Global Strategic Capital Fund		30,205		575		31,046		29,630		10,782		2		10,784
KB-Cyrus Tourism Venture Fund		5,277		—		5,400		5,277		977		—		977
IBKS Design Fund		4,292		—		4,300		4,292		1,996		—		1,996
NICE DATA INTELLIGENCE VENTURE FUND		4,241		—		4,250		4,241		998		—		998
Pectus Hanhwa Fund 2		6,631		—		6,800		6,631		1,950		—		1,950
KB-IMM New Star Real Estate Private Fund I		53,736		110		51,177		53,626		33,074		—		33,074
Korea Environment Technology Co., Ltd.		232,104		54,581		25,000		177,523		43,156		64,272		107,428

F-14
6

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)
	2024*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	398	￦	(541)	￦	—	￦	(541)	￦	—
Balhae Infrastructure Company		63,727		70,486		—		70,486		1,541
Aju Good Technology Venture Fund		3,396		(7,447)		—		(7,447)		2,120
Incheon Bridge Co., Ltd.		171,687		66,701		—		66,701		—
Big Dipper Co., Ltd.		251		(346)		—		(346)		—
Food Factory Co., Ltd.		8,804		428		—		428		—
KBSP Private Equity Fund No.4		8,363		8,143		—		8,143		—
Korea Credit Bureau Co., Ltd.		175,338		26,589		—		26,589		90
KB Social Impact Investment Fund		476		(4,465)		—		(4,465)		—
KB-Solidus Global Healthcare Fund		11,049		(114)		—		(114)		910
POSCO-KB Shipbuilding Fund		944		(4,848)		—		(4,848)		—
KB-TS Technology Venture Private Equity Fund		1,832		946		—		946		—
KB-SJ Tourism Venture Fund		26,720		22,068		—		22,068		1,517
UNION Media Commerce Fund		—		(23)		—		(23)		—
KB-Stonebridge Secondary Private Equity Fund		6,646		(8,923)		—		(8,923)		52
KB SPROTT Renewable Private Equity Fund No.1		1		(681)		—		(681)		—
KB-UTC Inno-Tech Venture Fund		963		(2,620)		(561)		(3,181)		—
WJ Private Equity Fund No.1		425		(222)		—		(222)		—
All Together Korea Fund No.2		313		307		—		307		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		24,534		(28,117)		—		(28,117)		—
2020 KB Fintech Renaissance Fund		868		714		—		714		—
FineKB Private Equity Fund No.1		4,809		3,028		—		3,028		32
G payment Joint Stock Company		1,411		(944)		—		(944)		—
KB-GeneN Medical Venture Fund No.1		—		(187)		—		(187)		—
DA-Friend New Technology Investment Fund No.2		—		(79)		—		(79)		—
Cornerstone Pentastone Fund No.4		—		(50)		—		(50)		—
Star-Lord General Investors Private Real Estate Investment Company No.10		18,279		(4,135)		—		(4,135)		—
KB-Badgers Future Mobility ESG Fund No.1		954		(8,304)		—		(8,304)		2
JS Private Equity Fund No.3		309		(1,778)		—		(1,778)		—
Mirae Asset Mobility Investment Fund No.1		14		(135)		—		(135)		—
KB-FT Green Growth 1st Technology Investment Association		12		(379)		—		(379)		—
Glenwood Credit Private Equity Fund No.2		10,374		9,632		—		9,632		2,430
THE CHAEUL FUND NO.1		1		(58)		—		(58)		—
Smart Korea KB Future9-Sejong Venture Fund		37		(190)		—		(190)		—
KB-KTB Technology Venture Fund		693		(3,031)		—		(3,031)		—
KB-SOLIDUS Healthcare Investment Fund		40		(1,284)		—		(1,284)		—
Paramark KB Fund No.1		12,737		8,329		—		8,329		—
KB Co-Investment Private Equity Fund No.1		24,679		23,302		—		23,302		—
POSITIVE Sobujang Venture Fund No.1		5,742		4,900		—		4,900		2,129
History 2022 Fintech Fund		1		(120)		—		(120)		—
KB-NP Green ESG New Technology Venture Capital Fund		767		(2,197)		—		(2,197)		—
TMAP Mobility Co., Ltd.		321,542		(58,287)		—		(58,287)		—
Nextrade Co., Ltd.		3,856		(15,737)		—		(15,737)		—
Shinhan Global Mobility Fund No.1		—		(120)		—		(120)		—
SKB Next Unicorn K-Battery Fund No.1		—		(162)		—		(162)		—
MW-Pyco NewWave New Technology Investment Fund 4th		1		(84)		—		(84)		—

F-14
7

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)
	2024*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
Bitgoeul Cheomdan Green 1st Co., Ltd.	￦	1	￦	(396)	￦	—	￦	(396)	￦	—
KB-SUSUNG 1st Investment Fund		5,164		4,140		—		4,140		—
Shinhan-Eco Venture Fund 2nd		—		(260)		—		(260)		—
Leading H2O Fund 1		3		(71)		—		(71)		—
2023 JB Newtech No.2 Fund		2,533		1,804		—		1,804		150
U-KB Credit No.1 Private Equity		4,487		2,263		—		2,263		—
KB-BridgePole Venture Investment Fund No.2		4		(216)		—		(216)		—
Sirius Silicon Valley I New Technology Fund		10		(45)		—		(45)		—
FineKB Private Equity Fund No.2		4		(255)		—		(255)		—
Timefolio Athleisure Investment Fund		6		(160)		—		(160)		—
VIG Private Equity Fund V-3		—		(5)		—		(5)		—
COMPA Global Scale-Up Fund No.3		9		(68)		—		(68)		—
AKK Robotech Valueup New Technology Investment Fund		2,976		2,545		—		2,545		—
YG MCE PROJECT NO.1 Fund		2		(83)		—		(83)		—
HI YG Win-win Fund No.2		4		(132)		—		(132)		—
KB-CJ Venture Fund 1st		34		(168)		—		(168)		—
Elohim-Bilanx aerospace No.1 Fund		2		(104)		—		(104)		—
KB-SUSUNG 2st Investment Fund		43		(151)		—		(151)		—
IMM global Secondary 1-1 Equity Private Fund		2,318		2,245		—		2,245		—
LIB Material Investment Fund		—		(19,096)		—		(19,096)		—
NOVORSEC-SJG Consumer Secondary Fund		7		(51)		—		(51)		—
Allra Fintech Corp.		6,475		966		—		966		—
Reboot Private Equity Fund		1		(251)		—		(251)		—
KB-SBI Global Strategic Capital Fund		2		(1,416)		—		(1,416)		—
KB-Cyrus Tourism Venture Fund		5		(123)		—		(123)		—
IBKS Design Fund		—		(8)		—		(8)		—
NICE DATA INTTELIGENCE VENTURE FUND		—		(9)		—		(9)		—
Pectus Hanhwa Fund 2		—		(169)		—		(169)		—
KB-IMM New Star Real Estate Private Fund I		2,681		2,449		—		2,449		—
Korea Environment Technology Co., Ltd.		63,024		21,181		—		21,181		—

*
The condensed financial information of the associates and joint ventures is adjusted to reflect adjustments, such as fair value adjustments recognized at the time of acquisition and adjustments for differences in accounting policies.

F-14
8

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023*
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre hensive income (loss)		Others		Ending

KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	5,978	￦	—	￦	—	￦	—	￦	85	￦	—	￦	—	￦	6,063
Balhae Infrastructure Company		90,617		—		(1,079)		(9,582)		13,810		—		—		93,766
Hahn & Company No. 4-3 Private Equity Fund		—		8,188		(7,253)		—		(935)		—		—		—
Aju Good Technology Venture Fund		19,836		—		(7,800)		(3,577)		5,837		—		—		14,296
KG Capital Co., Ltd.		19,162		—		—		—		252		(2)		(19,412)		—
Big Dipper Co., Ltd.		60		—		—		—		17		17		—		94
Paycoms Co., Ltd.		213		—		—		—		(57)		—		(156)		—
Food Factory Co., Ltd.		1,399		—		—		—		83		1		—		1,483
KBSP Private Equity Fund No.4		1,892		—		—		—		509		93		—		2,494
Korea Credit Bureau Co., Ltd.		4,959		—		—		(90)		748		—		—		5,617
KB Social Impact Investment Fund		4,266		—		—		—		587		—		—		4,853
KB-Solidus Global Healthcare Fund		22,432		—		(8,710)		(10,920)		15,683		—		—		18,485
POSCO-KB Shipbuilding Fund		4,798		—		—		—		(60)		—		—		4,738
KB-TS Technology Venture Private Equity Fund		13,794		—		(672)		—		(750)		—		—		12,372
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		17,051		—		(13,200)		—		1,544		—		—		5,395
KB-SJ Tourism Venture Fund		3,773		—		—		—		(531)		—		—		3,242
UNION Media Commerce Fund		957		—		—		—		(5)		—		—		952
KB-Stonebridge Secondary Private Equity Fund		25,144		—		(6,964)		(396)		1,101		—		—		18,885
KB SPROTT Renewable Private Equity Fund No.1		16,539		—		(475)		—		(154)		—		—		15,910
KB-UTC Inno-Tech Venture Fund		19,180		—		(2,251)		(3)		399		652		—		17,977
WJ Private Equity Fund No.1		9,542		—		—		—		(60)		—		—		9,482
All Together Korea Fund No.2		10,244		—		—		—		297		—		—		10,541
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		12,554		1,800		(2,234)		—		5,690		—		—		17,810
December & Company Inc.		16,029		—		(14,864)		—		—		—		(1,165)		—
2020 KB Fintech Renaissance Fund		630		—		—		—		411		—		—		1,041
KB Material and Parts No.1 PEF		3,321		—		—		(34)		13		—		—		3,300
FineKB Private Equity Fund No.1		10,483		—		(2,125)		(16)		(645)		—		—		7,697
G payment Joint Stock Company		9,281		—		(79)		—		(236)		—		—		8,966
KB-GeneN Medical Venture Fund No.1		1,965		—		—		—		(42)		—		—		1,923
KB-BridgePole Venture Investment Fund		835		—		(714)		(638)		1,380		—		—		863
KB-Kyobo New Mobility Power Fund		2,826		—		—		—		(204)		—		—		2,622
DA-Friend New Technology Investment Fund No.2		949		—		—		—		(21)		—		—		928
Cornerstone Pentastone Fund No.4		792		—		—		—		(17)		—		—		775
SKS-VLP New Technology Investment Fund No.2		1,121		—		(1,121)		—		—		—		—		—
KB-Badgers Future Mobility ESG Fund No.1		1,475		5,538		—		—		(908)		—		—		6,105
JS Private Equity Fund No.3		1,664		—		—		—		198		—		—		1,862
Mirae Asset Mobility Investment Fund No.1		1,979		—		—		—		(30)		—		—		1,949
KB-FT Green Growth 1st Technology Investment Association		1,970		—		—		—		(42)		—		—		1,928

9

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2023*
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre hensive income (loss)		Others		Ending

Glenwood Credit Private Equity Fund No.2	￦	43,468	￦	—	￦	—	￦	(2,428)	￦	2,882	￦	—	￦	—	￦	43,922
THE CHAEUL FUND NO.1		989		—		—		—		(17)		—		—		972
Smart Korea KB Future9-Sejong Venture Fund		1,870		1,000		(634)		—		162		—		—		2,398
KB-KTB Technology Venture Fund		16,256		5,601		—		—		(466)		—		—		21,391
KB-SOLIDUS Healthcare Investment Fund		18,651		22,752		(12)		—		(1,219)		—		—		40,172
Paramark KB Fund No.1		10,966		3,342		—		—		(663)		—		—		13,645
KB Co-Investment Private Equity Fund No.1		7,233		2,208		—		—		(65)		—		—		9,376
POSITIVE Sobujang Venture Fund No.1		1,977		—		—		—		(12)		—		—		1,965
History 2022 Fintech Fund		1,981		—		—		—		(43)		—		—		1,938
PEBBLES-MW M.C.E New Technology Investment Fund 1 st		1,982		—		(1,982)		—		—		—		—		—
KB-NP Green ESG New Technology Venture Capital Fund		9,043		11,099		—		—		(713)		—		—		19,429
TMAP Mobility Co., Ltd.		194,455		—		(19)		—		(11,893)		1,029		—		183,572
Nextrade Co., Ltd.		9,700		—		—		—		(475)		—		—		9,225
Shinhan Global Mobility Fund No.1		1,345		—		—		—		(21)		—		—		1,324
SKB Next Unicorn K-Battery Fund No.1		1,995		—		(87)		—		(18)		—		—		1,890
Lakewood-AVES Fund No.1		—		2,000		—		—		(23)		—		—		1,977
MW-Pyco NewWave New Technology Investment Fund 4th		—		2,000		—		—		(35)		—		—		1,965
Bitgoeul Cheomdan Green 1st Co., Ltd.		—		190		—		—		(24)		(1)		—		165
KB-SUSUNG 1st Investment Fund		—		3,000		—		—		(47)		—		—		2,953
Friend 55 New Technology Business Investment Fund		—		1,200		—		—		(18)		—		—		1,182
KY Global Cell & Gene Private Equity Fund 2nd		—		27,034		—		—		(46)		(19)		—		26,969
DSIP-Pharos Bioenergy Fund		—		4,000		—		—		12,458		—		—		16,458
Shinhan-Eco Venture Fund 2nd		—		1,825		—		—		(25)		—		—		1,800
Leading H2O Fund 1		—		1,500		—		—		(11)		—		—		1,489
2023 JB Newtech No.2 Fund		—		1,800		—		—		(14)		—		—		1,786
U-KB Credit No.1 Private Equity		—		6,900		—		—		(50)		—		—		6,850
KB-BridgePole Venture Investment Fund No.2		—		1,500		—		—		(6)		—		—		1,494
Sirius Silicon Valley I New Technology Fund		—		500		—		—		(15)		—		—		485
Others		1,049		15		(208)		—		1,899		(1,739)		—		1,016

	￦	682,670	￦	114,992	￦	(72,483)	￦	(27,684)	￦	45,429	￦	31	￦	(20,733)	￦	722,222

F-1
50

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024*
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre hensive income (loss)		Others		Ending

KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	6,063	￦	—	￦	(600)	￦	—	￦	(260)	￦	—	￦	—	￦	5,203
Balhae Infrastructure Company		93,766		48,051		(4,810)		(1,541)		3,549		—		—		139,015
Aju Good Technology Venture Fund		14,296		—		—		(2,120)		(2,863)		—		—		9,313
Big Dipper Co., Ltd.		94		—		—		—		(62)		—		—		32
Food Factory Co., Ltd.		1,483		—		—		—		57		1		—		1,541
KBSP Private Equity Fund No.4		2,494		—		—		—		832		668		—		3,994
Korea Credit Bureau Co., Ltd.		5,617		—		—		(90)		2,422		—		—		7,949
KB Social Impact Investment Fund		4,853		—		—		—		(1,340)		—		—		3,513
KB-Solidus Global Healthcare Fund		18,485		—		—		(910)		(50)		—		—		17,525
POSCO-KB Shipbuilding Fund		4,738		—		—		—		(1,515)		—		—		3,223
KB-TS Technology Venture Private Equity Fund		12,372		—		(2,464)		—		1,221		—		—		11,129
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		5,395		—		(2,460)		(3,152)		217		—		—		—
KB-SJ Tourism Venture Fund		3,242		—		(4,031)		(1,517)		4,087		—		—		1,781
UNION Media Commerce Fund		952		—		—		—		(7)		—		—		945
KB-Stonebridge Secondary Private Equity Fund		18,885		—		(666)		(52)		(1,300)		—		—		16,867
KB SPROTT Renewable Private Equity Fund No.1		15,910		—		(8,350)		—		80		—		—		7,640
KB-UTC Inno-Tech Venture Fund		17,977		—		(275)		—		(2,054)		(166)		—		15,482
WJ Private Equity Fund No.1		9,482		—		—		—		(60)		—		—		9,422
All Together Korea Fund No.2		10,541		—		—		—		307		—		—		10,848
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		17,810		8,964		(7,778)		—		(2,952)		—		—		16,044
2020 KB Fintech Renaissance Fund		1,041		—		—		—		36		—		—		1,077
KB Material and Parts No.1 PEF		3,300		—		(3,300)		—		—		—		—		—
FineKB Private Equity Fund No.1		7,697		6,790		(1,500)		(32)		757		—		—		13,712
G payment Joint Stock Company		8,966		—		(1,505)		—		(5,373)		—		433		2,521
KB-GeneN Medical Venture Fund No.1		1,923		—		—		—		(42)		—		—		1,881
KB-BridgePole Venture Investment Fund		863		—		(863)		—		—		—		—		—
KB-Kyobo New Mobility Power Fund		2,622		—		(2,622)		—		—		—		—		—
DA-Friend New Technology Investment Fund No.2		928		—		—		—		(21)		—		—		907
Cornerstone Pentastone Fund No.4		775		—		—		—		(11)		—		—		764
KB-Badgers Future Mobility ESG Fund No.1		6,105		10,401		—		(2)		(3,396)		—		—		13,108
JS Private Equity Fund No.3		1,862		—		(755)		—		(364)		—		—		743
Mirae Asset Mobility Investment Fund No.1		1,949		—		—		—		(31)		—		—		1,918
KB-FT Green Growth 1st Technology Investment Association		1,928		—		—		—		(39)		—		—		1,889
Glenwood Credit Private Equity Fund No.2		43,922		—		—		(2,430)		2,888		—		—		44,380
THE CHAEUL FUND NO.1		972		—		—		—		(18)		—		—		954
Smart Korea KB Future9-Sejong Venture Fund		2,398		—		—		—		(73)		—		—		2,325
KB-KTB Technology Venture Fund		21,391		5,600		—		—		(1,543)		—		—		25,448
KB-SOLIDUS Healthcare Investment Fund		40,172		23,270		—		—		(1,160)		—		—		62,282

F-1
51

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024*
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre hensive income (loss)		Others		Ending

Paramark KB Fund No.1	￦	13,645	￦	8,130	￦	—	￦	—	￦	1,444	￦	—	￦	—	￦	23,219
KB Co-Investment Private Equity Fund No.1		9,376		9,131		(3,098)		—		558		—		—		15,967
POSITIVE Sobujang Venture Fund No.1		1,965		—		(1,121)		(2,129)		2,154		—		—		869
History 2022 Fintech Fund		1,938		—		—		—		(42)		—		—		1,896
KB-NP Green ESG New Technology Venture Capital Fund		19,429		19,800		—		—		(637)		—		—		38,592
TMAP Mobility Co., Ltd.		183,572		—		—		—		(1,385)		(187)		—		182,000
Nextrade Co., Ltd.		9,225		—		—		—		(1,045)		—		—		8,180
Shinhan Global Mobility Fund No.1		1,324		—		—		—		(30)		—		—		1,294
SKB Next Unicorn K-Battery Fund No.1		1,890		—		—		—		(40)		—		—		1,850
Lakewood-AVES Fund No.1		1,977		—		(1,977)		—		—		—		—		—
MW-Pyco NewWave New Technology Investment Fund 4th		1,965		—		—		—		(43)		—		—		1,922
Bitgoeul Cheomdan Green 1st Co., Ltd.		165		152		—		—		(75)		(1)		—		241
KB-SUSUNG 1st Investment Fund		2,953		—		(1,386)		—		621		—		—		2,188
Friend 55 New Technology Business Investment Fund		1,182		—		(1,182)		—		—		—		—		—
KY Global Cell & Gene Private Equity Fund 2nd		26,969		—		(26,969)		—		—		—		—		—
DSIP-Pharos Bioenergy Fund		16,458		—		(16,458)		—		—		—		—		—
Shinhan-Eco Venture Fund 2nd		1,800		225		—		—		(52)		—		—		1,973
Leading H2O Fund 1		1,489		—		—		—		(34)		—		—		1,455
2023 JB Newtech No.2 Fund		1,786		—		(394)		(150)		464		—		—		1,706
U-KB Credit No.1 Private Equity		6,850		400		—		—		754		—		—		8,004
KB-BridgePole Venture Investment Fund No.2		1,494		—		—		—		(31)		—		—		1,463
Sirius Silicon Valley I New Technology Fund		485		—		—		—		(11)		—		—		474
FineKB Private Equity Fund No.2		—		250		—		—		(2)		—		—		248
Timefolio Athleisure Investment Fund		—		4,000		—		—		(77)		—		—		3,923
VIG Private Equity Fund V-3		—		1,636		—		—		—		—		—		1,636
COMPA Global Scale-Up Fund No.3		—		1,000		—		—		(20)		—		—		980
AKK Robotech Valueup New Technology Investment Fund		—		1,000		—		—		127		—		—		1,127
YG MCE PROJECT NO.1 Fund		—		1,500		—		—		(23)		—		—		1,477
HI YG Win-win Fund No.2		—		2,000		—		—		(27)		—		—		1,973
KB-CJ Venture Fund 1st		—		1,800		—		—		(67)		—		—		1,733
Elohim-Bilanx aerospace No.1 Fund		—		2,000		—		—		(22)		—		—		1,978
KB-SUSUNG 2st Investment Fund		—		2,000		—		—		(19)		—		—		1,981
IMM global Secondary 1-1 Equity Private Fund		—		2,819		—		—		935		—		—		3,754
LIB Material Investment Fund		—		4,098		—		—		(2,623)		—		—		1,475
NOVORSEC-SJG Consumer Secondary Fund		—		1,700		—		—		(12)		—		—		1,688
Allra Fintech Corp.		—		8,532		—		—		152		—		—		8,684
Reboot Private Equity Fund		—		7,000		—		—		(54)		—		—		6,946
KB-SBI Global Strategic Capital Fund		—		11,299		—		—		(515)		—		—		10,784
KB-Cyrus Tourism Venture Fund		—		1,000		—		—		(23)		—		—		977
IBKS Design Fund		—		2,000		—		—		(4)		—		—		1,996
NICE DATA INTELLIGENCE VENTURE FUND		—		1,000		—		—		(2)		—		—		998

F-1
52

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024*
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre hensive income (loss)		Others		Ending

Pectus Hanhwa Fund 2	￦	—	￦	2,000	￦	—	￦	—	￦	(50)	￦	—	￦	—	￦	1,950
KB-IMM New Star Real Estate Private Fund I		—		31,563		—		—		1,510		—		—		33,073
Korea Environment Technology Co., Ltd.		—		107,428		—		—		—		—		—		107,428
Others		1,016		930		(67)		—		(5)		21		18		1,913

	￦	722,222	￦	339,469	￦	(94,631)	￦	(14,125)	￦	(6,332)	￦	336	￦	451	￦	947,390

*	Gains (losses) on disposal of investments in associates and joint ventures amount to ￦6,853 million ￦(10,552) million for the years ended December 31, 2023 and 2024, respectively.
13.4 Unrecognized share of losses of investments in associates and joint ventures due to the discontinuation of recognizing share of losses, for the years ended December 31, 2023 and 2024, and accumulated amount of unrecognized losses as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	Unrecognized losses (gains) for the period				Accumulated unrecognized losses
	2023		2024		December 31, 2023		December 31, 2024

DSMETAL Co., Ltd.	￦	—	￦	—	￦	103	￦	103
Incheon Bridge Co., Ltd.		(3,323)		(12,105)		12,640		535
Jungdong Steel Co., Ltd.		—		—		489		—
Shinla Construction Co., Ltd.		—		—		183		—
Jaeyang Industry Co., Ltd.		—		—		30		30
Terra Corporation		—		—		14		14
Jungdo Co., Ltd.		(120)		—		423		423
Jinseung Tech Co., Ltd.		(18)		—		—		—
Korea NM Tech Co., Ltd.		3		7		34		41
Chongil Machine & Tools Co., Ltd.		—		—		75		75
Skydigital Inc.		20		(3)		197		194
Imt Technology Co., Ltd.		—		2		—		2
Jo Yang Industrial Co., Ltd.		36		127		149		276
MJT&I Corp.		(1)		1		152		153
Dae-A Leisure Co., Ltd.		87		286		599		885
Il-Kwang Electronic Materials Co., Ltd.		—		—		158		158
Dongjo Co., Ltd.		(147)		(26)		549		523
Iwon Alloy Co., Ltd.		(1)		4		18		22
Chunsung-meat co., ltd.		9		—		33		33
ALTSCS CO., LTD.		395		(15)		396		381
E-won Chemical Co., Ltd.		—		8		—		12
TKDS Co., Ltd		—		69		—		177
Taeyoungjungkong Co., Ltd.		—		42		—		42
MJ K Trading Co.		—		36		—		36
DNGV Co., Ltd.		—		46		—		46
Alpa Information & Communication Co., Ltd.		—		77		—		77

F-1
53

13.4 Unrecognized share of losses of investments in associates and joint ventures due to the discontinuation of recognizing share of losses, for the years ended December 31, 2023 and 2024, and accumulated amount of unrecognized losses as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	Unrecognized losses (gains) for the period				Accumulated unrecognized losses
	2023		2024		December 31, 2023		December 31, 2024

JC TECHNO Co., Ltd.	￦	—	￦	243	￦	—	￦	243
RAND Bio Science Co., Ltd.		187		150		727		877
Star-Lord General Investors Private Real Estate Investment Company No.10		7,691		5,643		17,432		23,075

	￦	4,818	￦	(5,408)	￦	34,401	￦	28,433

14. Property and Equipment, and Investment Properties
14.1 Property and Equipment
14.1.1 Details of property and equipment as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	2,442,186	￦	—	￦	(4)	￦	2,442,182
Buildings		2,449,394		(899,839)		(5,747)		1,543,808
Leasehold improvements		1,052,550		(976,520)		—		76,030
Equipment and vehicles		2,027,842		(1,774,850)		—		252,992
Construction in-progress		56,971		—		—		56,971
Right-of-use assets		1,608,541		(1,034,825)		—		573,716

	￦	9,637,484	￦	(4,686,034)	￦	(5,751)	￦	4,945,699

(In millions of Korean won)	December 31, 2024
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	2,471,259	￦	—	￦	(4)	￦	2,471,255
Buildings		2,481,041		(962,953)		(5,746)		1,512,342
Leasehold improvements		1,107,922		(1,025,640)		—		82,282
Equipment and vehicles		2,148,574		(1,850,044)		—		298,530
Construction in-progress		65,941		—		—		65,941
Right-of-use assets		2,241,126		(1,280,489)		(972)		959,665

	￦	10,515,863	￦	(5,119,126)	￦	(6,722)	￦	5,390,015

F-15
4

14.1.2 Changes in property and equipment for the years ended December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	2023
	Beginning		Acquisition		Transfer 1		Disposal		Depreciation 2		Business combination		Others		Ending

Land	￦	2,416,726	￦	51,324	￦	3,501	￦	(2,074)	￦	—	￦	6,585	￦	(33,880)	￦	2,442,182
Buildings		1,581,433		28,344		22,976		(543)		(66,062)		677		(23,017)		1,543,808
Leasehold improvements		76,384		8,390		41,522		(170)		(52,555)		2		2,457		76,030
Equipment and vehicles		304,338		113,823		(14)		(1,217)		(164,724)		3,206		(2,420)		252,992
Construction in-progress		28,045		143,439		(89,168)		—		—		—		(25,345)		56,971
Right-of-use assets		584,541		556,043		(9,735)		(239,365)		(299,599)		672		(18,841)		573,716

	￦	4,991,467	￦	901,363	￦	(30,918)	￦	(243,369)	￦	(582,940)	￦	11,142	￦	(101,046)	￦	4,945,699

(In millions of Korean won)

	2024
	Beginning		Acquisition		Transfer 1		Disposal		Depreciation 2		Others		Ending

Land	￦	2,442,182	￦	66	￦	15,892	￦	(806)	￦	—	￦	13,921	￦	2,471,255
Buildings		1,543,808		6,229		31,602		(3,498)		(68,707)		2,908		1,512,342
Leasehold improvements		76,030		17,211		39,857		(710)		(51,790)		1,684		82,282
Equipment and vehicles		252,992		153,309		16,972		(1,933)		(139,788)		16,978		298,530
Construction in-progress		56,971		124,419		(114,761)		(1,402)		—		714		65,941
Right-of-use assets		573,716		1,285,013		(12,759)		(552,340)		(360,401)		26,436		959,665

	￦	4,945,699	￦	1,586,247	￦	(23,197)	￦	(560,689)	￦	(620,686)	￦	62,641	￦	5,390,015

1	Includes transfers with investment properties and assets held for sale.
2
Includes depreciation expenses amounting to ￦62,098 million and ￦65,452 million recorded as insurance service expenses, other operating expenses and others for the years ended December 31, 2023 and 2024, respectively.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Beginning	Impairment		Reversal		Disposal and others		Ending
Accumulated impairment losses of property and equipment	￦ (5,751)	￦	—	￦	—	￦	—	￦ (5,751)

(In millions of Korean won)	2024
	Beginning	Impairment	Reversal		Disposal and others		Ending
Accumulated impairment losses of property and equipment	￦ (5,751)	￦ (971)	￦	—	￦	—	￦ (6,722)

F-15
5

14.2 Investment Properties
14.2.1 Details of investment properties as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	2,237,030	￦	—	￦	(486)	￦	2,236,544
Buildings		2,027,919		(149,390)		(5,289)		1,873,240

	￦	4,264,949	￦	(149,390)	￦	(5,775)	￦	4,109,784

(In millions of Korean won)	December 31, 2024
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	1,990,096	￦	—	￦	(13,226)	￦	1,976,870
Buildings		1,998,943		(186,500)		(30,137)		1,782,306

	￦	3,989,039	￦	(186,500)	￦	(43,363)	￦	3,759,176

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2024, are as follows:

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs

Land and buildings	￦	236,575	Cost approach method	- Price per square meter - Replacement cost
		2,478,182	Market comparison method	- Price per square meter
		472,840	Discounted cash flow method	- Prospective rental market growth rate - Period of vacancy - Rental ratio - Discount rate and others
		89,225	Market price
Fair value of investment properties amounts to ￦3,602,196 million and ￦3,276,822 million as of December 31, 2023 and 2024, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.
Rental income from above
investment
properties amounts to ￦134,250 million and ￦147,151 million for the years ended December 31, 2023 and 2024, respectively.
14.2.3 Changes in investment properties for the years ended December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	2023
	Beginning		Acquisition		Transfer*		Disposal		Depreciation		Others		Ending
Land	￦	1,495,529	￦	1,062,748	￦	(3,080)	￦	(268,800)	￦	—	￦	(49,853)	￦	2,236,544
Buildings		1,652,811		456,680		1,190		(162,854)		(48,790)		(25,797)		1,873,240

	￦	3,148,340	￦	1,519,428	￦	(1,890)	￦	(431,654)	￦	(48,790)	￦	(75,650)	￦	4,109,784

F-15
6

14.2.3 Changes in investment properties for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)

	2024
	Beginning		Acquisition		Transfer*		Disposal		Depreciation		Others		Ending
Land	￦	2,236,544	￦	48,931	￦	2,792	￦	(324,787)	￦	—	￦	13,390	￦	1,976,870
Buildings		1,873,240		39,825		10,084		(118,174)		(50,426)		27,757		1,782,306

	￦	4,109,784	￦	88,756	￦	12,876	￦	(442,961)	￦	(50,426)	￦	41,147	￦	3,759,176

*	Includes transfers with property and equipment and assets held for sale.
15. Intangible Assets
15.1 Details of intangible assets as of December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	December 31, 2023
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
Goodwill	￦	918,913	￦	—	￦	(76,785)	￦	24,846	￦	866,974
Other intangible assets		3,572,298		(2,456,769)		(31,645)		—		1,083,884

	￦	4,491,211	￦	(2,456,769)	￦	(108,430)	￦	24,846	￦	1,950,858

(In millions of Korean won)

	December 31, 2024
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
Goodwill	￦	922,959	￦	—	￦	(137,937)	￦	89,026	￦	874,048
Other intangible assets		3,766,460		(2,630,666)		(43,159)		—		1,092,635

	￦	4,689,419	￦	(2,630,666)	￦	(181,096)	￦	89,026	￦	1,966,683

F-15
7

15.2 Details of goodwill as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023				December 31, 2024
	Acquisition cost		Carrying amount 1		Acquisition cost		Carrying amount 1
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Securities Co., Ltd.		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,403		115,343		57,403
KB Securities Vietnam Joint Stock Company		13,092		13,820		13,092		14,988
KB DAEHAN SPECIALIZED BANK PLC 2		6,189		—		6,189		—
KB PRASAC B ANK PLC. 3		398,144		422,575		398,144		419,918
PT Sunindo Kookmin Best Finance		2,963		2,911		2,963		3,172
PT Bank KB Bukopin Tbk		89,220		86,410		89,220		94,162
PT. KB Finansia Multi Finance		51,820		53,089		51,820		57,853
PT. KB Valbury Sekurita		11,070		11,070		11,070		12,063
Others		15,910		15,910		19,956		10,703

	￦	918,913	￦	866,974	￦	922,959	￦	874,048

1	Includes the effect of exchange differences and others.
2	KB DAEHAN SPECIALIZED BANK PLC. and I-Finance Leasing merged on December 19, 2024.
3	Kookmin Bank Cambodia PLC. merged with KB PRASAC BANK PLC. on September 1, 2023.
15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	￦ (70,517)	￦ (6,268)	￦ —	￦ (76,785)

(In millions of Korean won)	2024
	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	￦ (76,785)	￦ (60,273)	￦ (879)	￦ (137,937)

F-15
8

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2024 are as follows:

	(In millions of Korean won)	December 31, 2024
		Carrying amount of goodwill		Recoverable amount exceeding carrying amount*		Discount rate (%)	Permanent growth rate (%)
Housing & Commercial Bank	Retail banking	￦	49,315	￦	7,134,305	16.15	1.00
	Corporate banking		15,973		19,335,298	15.01	1.00
	KB Securities Co., Ltd.		58,889		145,385	10.70	1.00
	KB Capital Co., Ltd.		79,609		1,903,621	11.41	1.00
	KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		57,403		170,695	12.99	1.00
	KB Securities Vietnam Joint Stock Company		14,988		7,312	22.66	1.00
	PT Bank KB Bukopin Tbk		94,162		497,709	26.12	4.00
	KB PRASAC Bank Plc.		419,918		(55,450)	21.73	4.00
	PT Sunindo Kookmin Best Finance		3,172		2,828	19.01	0.00
	PT. KB Finansia Multi Finance		57,853		38,196	13.25	1.00
	PT. KB Valbury Sekurita		12,063		1,500	16.42	1.00
	Others		10,703		34,814	—	—

		￦	874,048	￦	29,216,213

*	The recoverable amount exceeding carrying amount is the amount at the time of impairment testing.
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

9

15.5 Details of intangible assets other than goodwill as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	4,541	￦	(2,740)	￦	(715)	￦	1,086
Software		2,503,883		(1,936,689)		(840)		566,354
Other intangible assets		1,028,747		(483,808)		(30,090)		514,849
Right-of-use assets		35,127		(33,532)		—		1,595

	￦	3,572,298	￦	(2,456,769)	￦	(31,645)	￦	1,083,884

(In millions of Korean won)	December 31, 2024
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	2,632	￦	(1,971)	￦	—	￦	661
Software		2,718,892		(2,022,510)		(1,476)		694,906
Other intangible assets		1,009,809		(571,646)		(41,683)		396,480
Right-of-use assets		35,127		(34,539)		—		588

	￦	3,766,460	￦	(2,630,666)	￦	(43,159)	￦	1,092,635

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
	2023
	Beginning		Acquisition & transfer		Disposal		Amortization 1		Business combination		Others		Ending
Industrial property rights	￦	1,111	￦	243	￦	—	￦	(268)	￦	—	￦	—	￦	1,086
Software		620,248		238,191		—		(291,422)		23		(686)		566,354
Other intangible assets 2		389,354		239,749		(7,761)		(96,674)		4,991		(14,810)		514,849
Right-of-use assets		2,602		—		—		(1,007)		—		—		1,595

	￦	1,013,315	￦	478,183	￦	(7,761)	￦	(389,371)	￦	5,014	￦	(15,496)	￦	1,083,884

(In millions of Korean won)
	2024
	Beginning		Acquisition & transfer		Disposal		Amortization 1		Others		Ending
Industrial property rights	￦	1,086	￦	164	￦	(431)	￦	(158)	￦	—	￦	661
Software		566,354		419,582		(3,144)		(292,596)		4,710		694,906
Other intangible assets 2		514,849		3,548		(6,533)		(105,206)		(10,178)		396,480
Right-of-use assets		1,595		—		—		(1,007)		—		588

	￦	1,083,884	￦	423,294	￦	(10,108)	￦	(398,967)	￦	(5,468)	￦	1,092,635

1	Includes ￦44,286 million and ￦37,906 million recorded as insurance service expenses, other operating expenses and others for the years ended December 31, 2023 and 2024, respectively.
2
Impairment losses for membership right with indefinite useful life among other intangible assets are recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment losses are recognized when its recoverable amount is higher than its carrying amount.

F-1
60

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Beginning	Impairment	Reversal		Disposal and others		Ending
Accumulated impairment losses of other intangible assets	￦ (32,766)	￦ (12,876)	￦	2,119	￦	11,878	￦ (31,645)

(In millions of Korean won)	2024
	Beginning	Impairment	Reversal		Disposal and others		Ending
Accumulated impairment losses of other intangible assets	￦ (31,645)	￦ (15,468)	￦	1,020	￦	2,934	￦ (43,159)
16. Lease
16.1 The Group as a Lessee
16.1.1 Amounts recognized in the consolidated statements of financial position related to lease as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Right-of-use property and equipment:*
Real estate	￦	548,308	￦	937,887
Vehicles		21,030		17,770
Others		4,378		4,008

		573,716		959,665

Right-of-use intangible assets*		1,595		588

	￦	575,311	￦	960,253

Lease liabilities*	￦	588,803	￦	964,399

*	Included in property and equipment, intangible assets, and other liabilities.
16.1.2 Amounts recognized in the consolidated statements of comprehensive income related to lease for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023		2024
Depreciation and amortization of right-of-use assets:
Real estate	￦	243,893	￦	304,882
Vehicles		18,710		18,531
Others		2,748		1,882
Intangible assets		1,008		1,007

	￦	266,359	￦	326,302

Interest expenses on the lease liabilities	￦	21,699	￦	40,454
Expense relating to short-term lease		4,427		3,960
Expense relating to lease of low-value assets that are not short-term lease		5,141		4,682
Expense relating to variable lease payments not included in lease liabilities (included in administrative expenses)		165		147
Total cash outflows for lease for the years ended December 31, 2023 and 2024 are ￦244,785 million and ￦326,821 million, respectively.

F-1
61

16.2 The Group as a
Lessor
16.2.1 The Group as a finance lessor
16.2.1.1 Gross investment in the lease and present value of minimum lease payments as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023				December 31, 2024
	Gross investment in the lease		Present value of minimum lease payments		Gross investment in the lease		Present value of minimum lease payments
Up to 1 year	￦	368,316	￦	269,111	￦	291,341	￦	218,942
1-5 years		465,321		364,770		348,909		264,617
Over 5 years		1,250		1,250		6,038		6,038

	￦	834,887	￦	635,131	￦	646,288	￦	489,597

16.2.1.2 Unearned finance income on finance lease as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Gross investment in the lease	￦	834,887	￦	646,288
Net investment in the lease:
Present value of minimum lease payments		635,131		489,597
Present value of unguaranteed residual value		141,969		104,846

		777,100		594,443

Unearned finance income	￦	57,787	￦	51,845

16.2.2 The Group as an operating lessor
Future minimum lease payments to be received from the non-cancellable lease contracts as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Minimum lease payments to be received:
Up to 1 year	￦	934,238	￦	876,011
1-5 years		1,827,136		1,710,770
Over 5 years		262,157		205,095

	￦	3,023,531	￦	2,791,876

F-1
62

17. Deferred Income Tax Assets and Liabilities
17.1 Details of deferred income tax assets and liabilities as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Assets		Liabilities		Net amount
Other provisions	￦	317,698	￦	—	￦	317,698
Allowances for credit losses		29,768		—		29,768
Impairment losses of property and equipment		8,516		(1,407)		7,109
Share-based payments		24,326		—		24,326
Provisions for acceptances and guarantees		48,917		—		48,917
Gains or losses on valuation of derivatives		238,875		(184,469)		54,406
Present value discount		14,471		(13)		14,458
Gains or losses on fair value hedge		—		(57,146)		(57,146)
Accrued interest		146		(213,708)		(213,562)
Deferred loan origination fees and costs		14,593		(179,868)		(165,275)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,547)		(290,234)
Investments in subsidiaries and others		56,338		(216,908)		(160,570)
Gains or losses on valuation of security investment		912,706		(354,353)		558,353
Defined benefit liabilities		575,599		(26)		575,573
Accrued expenses		323,229		—		323,229
Retirement insurance expense		—		(627,556)		(627,556)
Adjustments to the prepaid contributions		—		(33,005)		(33,005)
Derivative-linked securities		5,735		(262,523)		(256,788)
Others*		1,066,496		(3,032,881)		(1,966,385)

		3,637,726		(5,458,413)		(1,820,687)

Offsetting of deferred income tax assets and liabilities		(3,363,501)		3,363,501		—

	￦	274,225	￦	(2,094,912)	￦	(1,820,687)

F-1
63

17.1 Details of deferred income tax assets and liabilities as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	December 31, 2024
	Assets		Liabilities		Net amount
Other provisions	￦	219,460	￦	—	￦	219,460
Allowances for credit losses		17,060		—		17,060
Impairment losses of property and equipment		10,543		(1,359)		9,184
Share-based payments		36,962		—		36,962
Provisions for acceptances and guarantees		16,172		(163)		16,009
Gains or losses on valuation of derivatives		296,164		(225,773)		70,391
Present value discount		11,952		(14)		11,938
Gains or losses on fair value hedge		—		(45,741)		(45,741)
Accrued interest		1,679		(262,437)		(260,758)
Deferred loan origination fees and costs		16,278		(189,207)		(172,929)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,227)		(289,914)
Investments in subsidiaries and others		77,426		(248,692)		(171,266)
Gains or losses on valuation of security investment		489,018		(448,460)		40,558
Defined benefit liabilities		619,544		—		619,544
Accrued expenses		365,702		—		365,702
Retirement insurance expense		—		(590,749)		(590,749)
Adjustments to the prepaid contributions		—		(49,134)		(49,134)
Derivative-linked securities		6,883		(86,112)		(79,229)
Others *		1,244,462		(2,391,015)		(1,146,553)

		3,429,618		(4,833,086)		(1,403,468)

Offsetting of deferred income tax assets and liabilities		(3,150,794)		3,150,794		—

	￦	278,824	￦	(1,682,292)	￦	(1,403,468)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd.
17.2 Unrecognized Deferred Income Tax Assets
17.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ￦3,914,339 million associated with investments in subsidiaries as of December 31, 2024, because it is not probable that these temporary differences will reverse in the foreseeable future.
17.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ￦98,004 million associated with others as of December 31, 2024, due to the uncertainty that these temporary differences will be realized in the future.
17.3 Unrecognized Deferred Income Tax Liabilities
17.3.1 No deferred income tax liabilities have been recognized for the taxable temporary differences of ￦1,744,044 million associated with investments in subsidiaries as of December 31, 2024, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.
17.3.2 No deferred income tax liabilities have been recognized as of December 31, 2024, for the taxable temporary differences of ￦65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

F-16
4

17.4 Changes in cumulative temporary differences for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Other provisions	￦	739,371	￦	710,907	￦	1,174,261	￦	1,202,725
Allowances for credit losses		748		275		112,684		113,157
Impairment losses of property and equipment		22,975		19,765		27,564		30,774
Deferred loan origination fees and costs		51,605		12,445		16,118		55,278
Share-based payments		80,777		71,512		82,881		92,146
Provisions for acceptances and guarantees		150,140		150,140		185,290		185,290
Gains or losses on valuation of derivatives		513,151		513,151		904,830		904,830
Present value discount		76,399		76,399		54,815		54,815
Investments in subsidiaries and others		1,324,236		26,849		1,815,232		3,112,619
Gains or losses on valuation of security investment		7,811,132		7,807,818		3,453,142		3,456,456
Defined benefit liabilities		2,027,346		310,440		457,821		2,174,727
Accrued expenses		1,013,323		1,027,723		1,240,097		1,225,697
Derivative-linked securities		38,123		38,123		21,725		21,725
Others 1		2,650,802		1,209,862		1,611,920		3,052,860

		16,500,128		11,975,409		11,158,380		15,683,099

Unrecognized deferred income tax assets
Other provisions		3,880						404
Investments in subsidiaries and others		1,154,111						2,948,424
Others		95,274						85,346

		15,246,863						12,648,925
Tax rate (%) 2		26.5						26.4

Total deferred income tax assets	￦	4,264,566					￦	3,637,726

Taxable temporary differences
Gains or losses on fair value hedge	￦	(354,085)	￦	(354,085)	￦	(216,460)	￦	(216,460)
Accrued interest		(634,218)		(576,037)		(751,320)		(809,501)
Allowances for credit losses		(46,262)		(46,262)		—		—
Impairment losses of property and equipment		(3,448)		(160)		—		(3,288)
Deferred loan origination fees and costs		(690,979)		(690,979)		(666,878)		(666,878)
Advanced depreciation provision		(15,163)		(9,097)		(9,097)		(15,163)
Gains or losses on valuation of derivatives		(755,541)		(756,668)		(699,872)		(698,745)
Present value discount		(9,703)		(9,703)		(2,745)		(2,745)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,103,292)		(40,475)		(37,738)		(1,100,555)
Investments in subsidiaries and others		(1,311,712)		(153,737)		(976,380)		(2,134,355)
Gains or losses on valuation of security investment		(117,696)		(100,797)		(1,265,976)		(1,282,875)
Defined benefit liabilities		(3,014)		(2,917)		—		(97)
Retirement insurance expense		(2,193,624)		(92,124)		(270,034)		(2,371,534)
Adjustments to the prepaid contributions		(105,608)		(105,608)		(125,019)		(125,019)
Derivative-linked securities		(1,071,093)		(1,071,093)		(994,405)		(994,405)
Others 1		(12,763,953)		(1,690,382)		30,714		(11,042,857)

		(21,244,679)		(5,700,124)		(5,985,210)		(21,529,765)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(560,489)						(1,220,925)
Others		(446)						(446)

		(20,618,456)						(20,243,106)
Tax rate (%) 2		26.5						26.4

Total deferred income tax liabilities	￦	(5,638,051)					￦	(5,458,413)

1	Includes PPA amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd.
2	T he rate of 26.4% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2024.

F-16
5

17.4 Changes in cumulative temporary differences for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Other provisions	￦	1,202,725	￦	1,173,243	￦	800,375	￦	829,857
Allowances for credit losses		113,157		114,700		66,566		65,023
Impairment losses of property and equipment		30,774		21,585		29,263		38,452
Deferred loan origination fees and costs		55,278		11,323		17,705		61,660
Share-based payments		92,146		81,835		129,695		140,006
Provisions for acceptances and guarantees		185,290		185,290		60,642		60,642
Gains or losses on valuation of derivatives		904,830		904,830		1,122,015		1,122,015
Present value discount		54,815		54,815		45,274		45,274
Investments in subsidiaries and others		3,112,619		102,105		1,173,735		4,184,249
Gains or losses on valuation of security investment		3,456,456		3,450,487		1,848,240		1,854,209
Defined benefit liabilities		2,174,727		306,292		478,321		2,346,756
Accrued expenses		1,225,697		1,220,348		1,381,574		1,386,923
Derivative-linked securities		21,725		21,725		26,070		26,070
Others 1		3,052,860		1,222,782		2,076,926		3,907,004

		15,683,099		8,871,360		9,256,401		16,068,140

Unrecognized deferred income tax assets
Other provisions		404						404
Investments in subsidiaries and others		2,948,424						3,914,339
Others		85,346						98,004

		12,648,925						12,055,393
Tax rate (%)		26.4						26.4

Total deferred income tax assets	￦	3,637,726					￦	3,429,618

Taxable temporary differences
Gains or losses on fair value hedge	￦	(216,460)	￦	(43,200)	￦	—	￦	(173,260)
Accrued interest		(809,501)		(718,384)		(902,961)		(994,078)
Impairment losses of property and equipment		(3,288)		(179)		—		(3,109)
Deferred loan origination fees and costs		(666,878)		(666,878)		(716,693)		(716,693)
Advanced depreciation provision		(15,163)		(9,097)		(9,097)		(15,163)
Gains or losses on valuation of derivatives		(698,745)		(698,745)		(855,200)		(855,200)
Present value discount		(2,745)		(2,745)		(3,719)		(3,719)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,100,555)		(38,949)		(37,738)		(1,099,344)
Investments in subsidiaries and others		(2,134,355)		(146,755)		(680,823)		(2,668,423)
Gains or losses on valuation of security investment		(1,282,875)		(1,240,160)		(1,648,762)		(1,691,477)
Defined benefit liabilities		(97)		(97)		—		—
Retirement insurance expense		(2,371,534)		(326,432)		(192,585)		(2,237,687)
Adjustments to the prepaid contributions		(125,019)		(125,019)		(186,113)		(186,113)
Derivative-linked securities		(994,405)		(994,405)		(326,181)		(326,181)
Others 1		(11,042,857)		(2,848,140)		(282,927)		(8,477,644)

		(21,529,765)		(7,859,185)		(5,842,799)		(19,513,379)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(1,220,925)						(1,744,044)
Others		(446)						(522)

		(20,243,106)						(17,703,525)
Tax rate (%)		26.4						26.4

Total deferred income tax liabilities	￦	(5,458,413)					￦	(4,833,086)

1	Includes PPA amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd.

F-16
6

18. Assets Held for Sale
18.1 Details of assets held for sale as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Acquisition cost *		Accumulated impairment losses		Carrying amount		Fair value less costs to sell

Land held for sale	￦	107,452	￦	(21,604)	￦	85,848	￦	104,024
Buildings held for sale		162,004		(41,390)		120,614		134,801
Other assets held for sale		3,432		(1,664)		1,768		1,768

	￦	272,888	￦	(64,658)	￦	208,230	￦	240,593

(In millions of Korean won)	December 31, 2024
	Acquisition cost *		Accumulated impairment losses		Carrying amount		Fair value less costs to sell

Land held for sale	￦	82,878	￦	(48,986)	￦	33,892	￦	44,906
Buildings held for sale		179,430		(76,908)		102,522		124,095
Other assets held for sale		2,664		(2,241)		423		423

	￦	264,972	￦	(128,135)	￦	136,837	￦	169,424

*	Acquisition cost of buildings held for sale is net of accumulated depreciation amount immediately before the initial classification of the assets as held for sale.
18.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2024 are as follows:
(In millions of Korean won)

	December 31, 2024
	Fair value		Valuation techniques 1	Unobservable inputs 2	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value

Land and buildings	￦	169,423	Sales comparison approach model and others	Adjustment index	0.54~2.01	Fair value increases as the adjustment index rises

1	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
2	Adjustment index is calculated using the time factor correction or local factors or individual factors and others.
Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.
18.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Beginning	Provision	Reversal		Others		Ending
Accumulated impairment losses of assets held for sale	￦ (62,111)	￦ (5,660)	￦	—	￦	3,113	￦ (64,658)

F-16
7

18.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Beginning	Provision	Reversal		Others	Ending
Accumulated impairment losses of assets held for sale	￦ (64,658)	￦ (49,259)	￦	2	￦ (14,219)	￦ (128,134)
18.4 As of December 31, 2024, assets held for sale consist of 16 real estates of closed offices, and 352 foreclosure assets on loans of PT Bank KB Bukopin Tbk, which were determined to sell by management, but not yet sold as of December 31, 2024. The remaining 368 assets are being actively marketed.
19. Other Assets
19.1 Details of other assets as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Other financial assets
Other receivables	￦	11,068,486	￦	8,955,019
Accrued income		3,130,004		3,271,649
Guarantee deposits		946,356		918,515
Domestic exchange settlement debits		827,104		464,292
Others		887,661		1,322,780
Less: Allowances for credit losses		(304,567)		(518,864)
Less: Present value discount		(10,530)		(9,165)

		16,544,514		14,404,226

Other non-financial assets
Other receivables		1,407		5,435
Prepaid expenses		626,922		654,346
Guarantee deposits		4,776		5,121
Others		3,822,047		3,809,175
Less: Allowances for credit losses		(12,769)		(14,666)

		4,442,383		4,459,411

	￦	20,986,897	￦	18,863,637

19.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Other financial assets		Other non-financial assets		Total
Beginning	￦	136,075	￦	18,530	￦	154,605
Write-offs		(8,292)		(5,911)		(14,203)
Provision (reversal)		188,279		(1,450)		186,829
Business combination		108		—		108
Others		(11,603)		1,600		(10,003)

Ending	￦	304,567	￦	12,769	￦	317,336

F-16
8

19.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Other financial assets		Other non-financial assets		Total
Beginning	￦	304,567	￦	12,769	￦	317,336
Write-offs		(13,552)		(142)		(13,694)
Provision (reversal)		155,770		1,987		157,757
Business combination		—		—		—
Others		72,079		52		72,131

Ending	￦	518,864	￦	14,666	￦	533,530

20. Financial Liabilities at Fair Value through Profit or Loss
20.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Financial liabilities at fair value through profit or loss
Borrowed securities sold	￦	2,860,034	￦	2,558,520
Others		93,438		159,212

		2,953,472		2,717,732

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		7,966,963		8,002,499

		7,966,963		8,002,499

	￦	10,920,435	￦	10,720,231

20.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Amount contractually required to pay at maturity	￦	7,871,014	￦	7,947,236
Carrying amount		7,966,963		8,002,499

Difference	￦	(95,949)	￦	(55,263)

9

21. Deposits
Details of deposits as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Demand deposits
Demand deposits in Korean won	￦	151,836,599	￦	156,242,487
Demand deposits in foreign currencies		11,517,076		13,667,783

		163,353,675		169,910,270

Time deposits
Time deposits in Korean won		201,194,217		221,342,787
Fair value adjustments of fair value hedged time deposits in Korean won		(15)		6,258

		201,194,202		221,349,045

Time deposits in foreign currencies		24,602,818		28,299,460
Fair value adjustments of fair value hedged time deposits in foreign currencies		(6,667)		(7,593)

		24,596,151		28,291,867

		225,790,353		249,640,912

Certificates of deposits		12,145,510		9,805,371

Investment contract liabilities		5,222,896		6,331,344

	￦	406,512,434	￦	435,687,897

22. Borrowings
22.1 Details of borrowings as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
General borrowings	￦	50,675,884	￦	52,433,193
Bonds sold under repurchase agreements and others		15,652,135		12,803,106
Call money		3,255,542		2,840,713

	￦	69,583,561	￦	68,077,012

F-1
70

22.2 Details of general borrowings as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of December 31, 2024	December 31, 2023		December 31, 2024
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	1.50	￦	2,520,472	￦	4,618,026
	Borrowings from the government	SEMAS and others	0.00 ~ 3.50		2,500,160		2,409,409
	Borrowings from banks	Shinhan Bank and others	2.20 ~ 6.76		1,764,900		1,267,487
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.98 ~ 6.59		2,780,823		3,014,113
	Other borrowings	The Korea Development Bank and others	0.00 ~ 8.83		22,645,638		22,294,928

					32,211,993		33,603,963

Borrowings in foreign currencies	Due to banks	Woori Bank and others	—		38,191		15,155
	Borrowings from banks	Citicorp International Ltd. a nd others	1.97 ~ 9.15		15,437,388		15,914,710
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	5.00 ~ 5.26		24,662		6,027
	Other borrowings	DBS Bank and others	0.00 ~ 8.33		2,963,650		2,893,338

					18,463,891		18,829,230

				￦	50,675,884	￦	52,433,193

22.3 Details of bonds sold under repurchase agreements and others as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	Lenders	Interest rate (%) as of December 31, 2024	December 31, 2023		December 31, 2024
Bonds sold under repurchase agreements	Individuals, groups, and corporations	0.00~6.60	￦	15,645,498	￦	12,794,534
Bills sold	Counter sale	1.55~2.00		6,637		8,572

			￦	15,652,135	￦	12,803,106

22.4 Details of call money as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	Lenders	Interest rate (%) as of December 31, 2024	December 31, 2023		December 31, 2024
Call money in Korean won	Heungkuk Asset Management and others	3.28~3.43	￦	1,540,000	￦	820,000
Call money in foreign currencies	BANK CIMB NIAGA and others	1.45~8.80		1,715,542		2,020,713

			￦	3,255,542	￦	2,840,713

F-1
71

23. Debentures
23.1 Details of debentures as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	Interest rate (%) as of December 31, 2024	December 31, 2023		December 31, 2024
Debentures in Korean won
Structured debentures	5.15 ~ 5.86	￦	90,640	￦	20,560
Exchangeable bonds *	—		240,000		—
Subordinated fixed rate debentures	2.02 ~ 4.90		4,453,970		4,445,150
Fixed rate debentures	1.39 ~ 9.50		45,624,127		54,370,733
Floating rate debentures	2.83 ~ 5.79		5,410,000		1,250,000

			55,818,737		60,086,443

Fair value adjustments of fair value hedged debentures in Korean won			(141,073)		(108,207)
Less: Discount on debentures in Korean won			(29,670)		(57,075)
Less: Adjustment for exchange right of exchangeable bonds in Korean won			(5,104)		—

			55,642,890		59,921,161

Debentures in foreign currencies
Floating rate debentures	3.27 ~ 6.08		2,532,921		3,122,201
Fixed rate debentures	0.05 ~ 7.40		11,109,296		13,229,773

			13,642,217		16,351,974

Fair value adjustments of fair value hedged debentures in foreign currencies			(68,706)		(63,717)
Less: Discount on debentures in foreign currencies			(39,733)		(38,161)

			13,533,778		16,250,096

		￦	69,176,668	￦	76,171,257

*
Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount after deducting the liability component from the issuance amount, represents the value of the exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ￦48,000. Exchange rights were fully exercised on February 14, 2024.

F-1
72

23.2 Changes in debentures based on par value for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Beginning		Issue		Repayment		Others		Ending
Debentures in Korean won
Structured debentures	￦	710	￦	90,000	￦	(70)	￦	—	￦	90,640
Exchangeable bonds		240,000		—		—		—		240,000
Subordinated fixed rate debentures		5,354,890		—		(900,920)		—		4,453,970
Fixed rate debentures		45,424,094		74,530,666		(74,330,633)		—		45,624,127
Floating rate debentures		5,455,000		4,470,000		(4,515,000)		—		5,410,000

		56,474,694		79,090,666		(79,746,623)		—		55,818,737

Debentures in foreign currencies
Floating rate debentures		2,168,341		1,673,645		(1,349,020)		39,955		2,532,921
Fixed rate debentures		10,482,244		2,963,436		(2,587,629)		251,245		11,109,296

		12,650,585		4,637,081		(3,936,649)		291,200		13,642,217

	￦	69,125,279	￦	83,727,747	￦	(83,683,272)	￦	291,200	￦	69,460,954

(In millions of Korean won)	2024
	Beginning		Issue		Repayment		Others		Ending
Debentures in Korean won
Structured debentures	￦	90,640	￦	—	￦	(70,080)	￦	—	￦	20,560
Exchangeable bonds		240,000		—		(240,000)		—		—
Subordinated fixed rate debentures		4,453,970		—		(8,820)		—		4,445,150
Fixed rate debentures		45,624,127		82,306,421		(73,559,815)		—		54,370,733
Floating rate debentures		5,410,000		440,000		(4,600,000)		—		1,250,000

		55,818,737		82,746,421		(78,478,715)		—		60,086,443

Debentures in foreign currencies
Floating rate debentures		2,532,921		975,755		(728,965)		342,490		3,122,201
Fixed rate debentures		11,109,296		2,620,029		(1,880,406)		1,380,854		13,229,773

		13,642,217		3,595,784		(2,609,371)		1,723,344		16,351,974

	￦	69,460,954	￦	86,342,205	￦	(81,088,086)	￦	1,723,344	￦	76,438,417

24. Provisions
24.1 Details of provisions as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Provisions for credit losses of unused loan commitments	￦	379,666	￦	297,855
Provisions for credit losses of acceptances and guarantees		183,454		56,097
Provisions for credit losses of financial guarantee contracts		6,500		7,378
Provisions for restoration costs		155,214		180,590
Others		719,584		385,712

	￦	1,444,418	￦	927,632

F-1
73

24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
	2023
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	￦	179,885	￦	151,067	￦	11,230	￦	26,906	￦	118,724	￦	7,899
Transfer between stages:
Transfer to 12-month expected credit losses		60,499		(58,210)		(2,289)		421		(421)		—
Transfer to lifetime expected credit losses		(17,814)		18,142		(328)		(356)		457		(101)
Impairment		(476)		(2,177)		2,653		(3,994)		(113)		4,107
Provision (reversal) for credit losses		8,946		26,988		(553)		7,708		28,401		(7,603)
Others (exchange differences, etc.)		1,634		508		(39)		164		1,149		106

Ending	￦	232,674	￦	136,318	￦	10,674	￦	30,849	￦	148,197	￦	4,408

(In millions of Korean won)
	2024
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	￦	232,674	￦	136,318	￦	10,674	￦	30,849	￦	148,197	￦	4,408
Transfer between stages:
Transfer to 12-month expected credit losses		90,484		(84,851)		(5,633)		87,306		(87,306)		—
Transfer to lifetime expected credit losses		(19,576)		20,367		(791)		(464)		464		—
Impairment		(720)		(2,150)		2,870		(52)		(85)		137
Provision (reversal) for credit losses		(88,390)		9,139		(5,210)		(90,285)		(58,819)		9,309
Others (exchange differences, etc.)		2,523		152		(25)		12,111		36		291

Ending	￦	216,995		78,975		1,885		39,465		2,487		14,145

F-17
4

24.3 Changes in provisions for credit losses of financial guarantee contracts for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023		2024
Beginning	￦	2,955	￦	6,500
Provision		3,545		15,779
Others		—		(14,901)

Ending	￦	6,500	￦	7,378

24.4 Changes in provisions for restoration costs for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023		2024
Beginning	￦	159,033	￦	155,214
Provision		6,885		7,846
Reversal		(3,681)		(1,422)
Used		(14,534)		(4,632)
Unwinding of discount		6,177		5,221
Effect of changes in discount rate		1,334		18,363

Ending	￦	155,214	￦	180,590

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
24.5 Changes in other provisions for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
	2023
	Membership rewards program		Dormant accounts		Litigations		Others 1, 3		Total
Beginning 1	￦	46	￦	2,794	￦	113,527	￦	159,635	￦	276,002
Increase		64		4,686		78,392		391,849		474,991
Decrease		(63)		(4,121)		(10,358)		(19,602)		(34,144)
Others		—		—		4,106		(1,371)		2,735

Ending 1, 3	￦	47	￦	3,359	￦	185,667	￦	530,511	￦	719,584

(In millions of Korean won)
	2024
	Membership rewards program		Dormant accounts		Litigations		Others 1, 2, 3		Total
Beginning 1	￦	47	￦	3,359	￦	185,667	￦	530,511	￦	719,584
Increase		80		2,803		53,125		806,860		862,868
Decrease		(54)		(3,009)		(84,490)		(1,115,767)		(1,203,320)
Others		—		—		1,912		4,668		6,580

Ending 1, 2, 3	￦	73	￦	3,153	￦	156,214	￦	226,272	￦	385,712

F-17
5

24.5 Changes in other provisions for the years ended December 31, 2023 and 2024, are as follows (cont’d):

1	Includes other provisions of ￦333,290 million and ￦17,064 million related to the Livelihood finance support program as of December 31, 2023 and 2024, respectively.
2	Includes other provisions of ￦55,182 million related to the voluntary compensation for the performance of the Hang Seng China Enterprise Index as of December 31, 2024.
3
Includes other provisions of ￦59,823 million and ￦33,776 million related to the completion guarantee management-type land trust business agreement of KB Real Estate Trust Co., Ltd. as of December 31, 2023 and 2024, respectively.

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

F-17
6

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2023 and 2024, are as follows:

	2023
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities(assets)
Beginning	￦	2,215,330	￦	(2,608,519)	￦	(393,189)
Current service cost		199,882		—		199,882
Gains on settlement		55		—		55
Interest expense (income)		107,586		(130,632)		(23,046)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(3,950)		—		(3,950)
Actuarial gains and losses by changes in financial assumptions		123,238		—		123,238
Actuarial gains and losses by experience adjustments		1,558		—		1,558
Return on plan assets (excluding amounts included in interest income)		—		(18,228)		(18,228)
Contributions by the Group		—		(121,799)		(121,799)
Payments from plans (settlement)		(6,755)		6,755		—
Payments from plans (benefit payments)		(217,031)		217,031		—
Payments from the Group		(53,606)		—		(53,606)
Transfer in (out)		457		202		659
Effect of exchange differences		(3,450)		(177)		(3,627)
Effect of business acquisition and disposal		(309)		—		(309)
Others		(53)		194		141

Ending *	￦	2,362,952	￦	(2,655,173)	￦	(292,221)

F-17
7

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2023 and 2024, are as follows (cont’d):

	2024
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities(assets)
Beginning	￦	2,362,952	￦	(2,655,173)	￦	(292,221)
Current service cost		216,612		—		216,612
Gains on settlement		(1,751)		—		(1,751)
Interest expense (income)		94,050		(107,712)		(13,662)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(2,786)		—		(2,786)
Actuarial gains and losses by changes in financial assumptions		145,060		—		145,060
Actuarial gains and losses by experience adjustments		2,670		—		2,670
Return on plan assets (excluding amounts included in interest income)		—		(27,251)		(27,251)
Contributions by the Group		—		(131,400)		(131,400)
Payments from plans (settlement)		(457)		457		—
Payments from plans (benefit payments)		(225,551)		225,551		—
Payments from the Group		(54,902)		—		(54,902)
Transfer in (out)		952		(201)		751
Effect of exchange differences		613		(76)		537
Others		72		(42)		30

Ending *	￦	2,537,534	￦	(2,695,847)	￦	(158,313)

*
The net defined benefit
assets
of ￦292,221 million is calculated by subtracting ￦81,869 million of net defined benefit liabilities
from ￦374,090 million of net defined benefit
assets
as of December 31, 2023. The net defined benefit assets of ￦158,313 million is calculated by subtracting ￦100,187 million of net defined benefit liabilities from ￦258,500 million of net defined benefit assets as of December 31, 2024.

25.3 Details of net defined benefit liabilities as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Present value of defined benefit obligation	￦	2,362,952	￦	2,537,534
Fair value of plan assets		(2,655,173)		(2,695,847)

Net defined benefit liabilities	￦	(292,221)	￦	(158,313)

F-17
8

25.4 Details of post-employment benefits recognized in profit or loss for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Current service cost	￦	249,099	￦	199,882	￦	216,612
Past service cost		3,669		—		—
Net interest expense on net defined benefit liabilities		2,485		(23,046)		(13,662)
Gains on settlement		(1,859)		55		(1,751)

Post-employment benefits *	￦	253,394	￦	176,891	￦	201,199

*
Includes post-employment benefits amounting to ￦27,486 million, ￦18,308 million and ￦20,326 million recognized as insurance service expenses for the years ended December 31, 2022, 2023 and 2024 and ￦3,520 million, ￦2,824 million, ￦3,302 million recognized as other expenses for the years ended December 31, 2022, 2023 and 2024 and ￦137 million, ￦189 million, ￦90 million recognized as prepayment for the years ended December 31, 2022, 2023 and 2024.

25.5 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income (loss) for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	￦	(68,550)	￦	18,228	￦	27,251
Actuarial gains and losses		399,633		(120,846)		(144,944)
Income tax effect		(91,150)		25,895		31,076
Effect of exchange differences		(231)		4,553		1,242

Remeasurements after income tax expense	￦	239,702	￦	(72,170)	￦	(85,375)

25.6 Details of fair value of plan assets as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	2,604,272	￦	2,604,272
Debt securities		—		45,833		45,833
Investment fund		—		5,068		5,068

	￦	—	￦	2,655,173	￦	2,655,173

(In millions of Korean won)	December 31, 2024
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	2,601,582	￦	2,601,582
Debt securities		—		93,416		93,416
Investment fund		—		849		849

	￦	—	￦	2,695,847	￦	2,695,847

9

25.7 Details of significant actuarial assumptions used as of December 31, 2023 and 2024, are as follows:

	December 31, 2023	December 31, 2024
Discount rate (%)	3.80~4.40	3.10~3.70
Salary increase rate (%)	0.00~7.00	0.00~7.00
Turnover rate (%)	0.00~38.60	0.00~38.60
Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2023.
25.8 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2024, are as follows:

	Changes in assumptions		Effect on defined benefit obligation
			Increase in assumptions	Decrease in assumptions
Discount rate	0.5	%p	3.37% decrease	3.59% increase
Salary increase rate	0.5	%p	3.57% increase	3.38% decrease
Turnover rate	0.5	%p	0.21% decrease	0.22% increase
The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. But in practice, changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the consolidated statement of financial position.
25.9 Expected maturity analysis of undiscounted pension benefit payments (including expected future benefit) as of December 31, 2024, are as follows:
(In millions of Korean won)

	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
Pension benefits *	￦	234,553	￦	267,161	￦	915,032	￦	1,560,220	￦	7,019,755	￦	9,996,721

*	Amount determined under the promotion compensation type defined contribution plan is excluded.
The weighted average duration of the defined benefit obligation is 1 ~ 11 years.
25.10 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2024 is
￦
161,184 million.

F-1
80

26. Other Liabilities
Details of other liabilities as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Other financial liabilities
Other payables	￦	17,953,030	￦	15,229,554
Prepaid card and debit card payables		36,005		36,125
Accrued expenses		5,592,853		5,862,874
Financial guarantee contracts liabilities		47,199		31,668
Deposits for letter of guarantees and others		1,139,506		1,079,417
Domestic exchange settlement credits		2,864,203		295,326
Foreign exchange settlement credits		215,730		268,794
Borrowings of other accounting businesses		2,793		4,404
Due to trust accounts		8,142,102		8,232,002
Liabilities incurred from agency relationships		514,642		794,661
Account for agency business		249,379		733,654
Dividend payables		7,455		1,836
Lease liabilities		588,803		964,399
Others		63,216		60,169

		37,416,916		33,594,883

Other non-financial liabilities
Other payables		353,074		395,951
Unearned revenue		351,677		367,468
Accrued expenses		961,464		1,153,956
Deferred revenue on credit card points		242,346		238,584
Withholding taxes		306,709		286,435
Others		632,749		392,385

		2,848,019		2,834,779

	￦	40,264,935	￦	36,429,662

27. Equity
27.1 Share Capital
27.1.1 Details of share capital as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won and in number of shares)	December 31, 2023		December 31, 2024
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	￦	5,000	￦	5,000
Number of issued shares		403,511,072		393,528,423
Share capital*	￦	2,090,558	￦	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

F-1
81

27.1.2 Changes in outstanding shares for the years ended December 31, 2023 and 2024, are as follows:

(In number of shares)	2023	2024
Beginning	389,634,335	378,663,825
Increase	—	5,000,000
Decrease	(10,970,510)	(10,063,106)

Ending	378,663,825	373,600,719

27.2 Hybrid Securities
Details of hybrid securities classified as equity as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
Hybrid securities	Issuance date	Maturity	Interest rate (%) as of December 31, 2024	December 31, 2023		December 31, 2024
Series 1-1 *	May 2, 2019	Perpetual bond	—	￦	349,309	￦	—
Series 1-2	May 2, 2019	Perpetual bond	3.44		49,896		49,896
Series 2-1	May 8, 2020	Perpetual bond	3.30		324,099		324,099
Series 2-2	May 8, 2020	Perpetual bond	3.43		74,812		74,812
Series 3-1	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
Series 3-2	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
Series 4-1	Oct. 20, 2020	Perpetual bond	3.00		433,996		433,996
Series 4-2	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
Series 5-1	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
Series 5-2	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
Series 5-3	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
Series 6-1	May 28, 2021	Perpetual bond	3.20		165,563		165,563
Series 6-2	May 28, 2021	Perpetual bond	3.60		109,708		109,708
Series 7-1	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
Series 7-2	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
Series 8-1	Feb. 16, 2022	Perpetual bond	4.00		442,970		442,970
Series 8-2	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
Series 9-1	May 12, 2022	Perpetual bond	4.68		478,829		478,829
Series 9-2	May 12, 2022	Perpetual bond	4.97		19,906		19,906
Series 10-1	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
Series 10-2	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
Series 10-3	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
Series 11-1	Feb. 03, 2023	Perpetual bond	4.90		548,681		548,681
Series 11-2	Feb. 03, 2023	Perpetual bond	5.03		49,871		49,871
Series 12	Feb. 28, 2024	Perpetual bond	4.39		—		399,084

				￦	5,032,803	￦	5,082,578

*	As a result of exercising the call option for the Company’s write-down contingent convertible bonds on May 2, 2024, ￦350,000 million was fully redeemed before maturity.
The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ￦1,065,613 million issued by Kookmin Bank, hybrid securities of ￦232,647 million issued by KB Securities Co., Ltd. and hybrid securities of ￦49,800 million issued by KB Life Insurance Co., Ltd., hybrid securities of ￦249,150 million issued by KB Kookmin Card Co., Ltd. and hybrid securities of ￦19,993 million issued by KB Real Estate Trust. Co., Ltd. are recognized as non-controlling interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

F-1
82

27.3 Capital Surplus
Details of capital surplus as of December 31, 2023 and 2024, are as follows

(In millions of Korean won)	December 31, 2023		December 31, 2024
Paid-in capital in excess of par value	￦	13,190,274	￦	13,190,274
Losses on sales of treasury shares		(481,332)		(477,358)
Other capital surplus		3,927,041		3,933,818
Consideration for exchange right of exchangeable bonds		11,933		—

	￦	16,647,916	￦	16,646,734

27.4 Accumulated Other Comprehensive Income
Details of accumulated other comprehensive income as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Remeasurements of net defined benefit liabilities	￦	(161,295)	￦	(247,241)
Currency translation differences		261,752		809,089
Gains (losses) on financial instruments at fair value through other comprehensive income		(2,735,499)		(1,518,990)
Share of other comprehensive loss of associates and joint ventures		(3,318)		(3,153)
Gains (losses) on cash flow hedging instruments		73,555		108,318
Losses on hedging instruments of net investments in foreign operations		(129,401)		(316,109)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,800)		(17,314)
Finance gains or losses on insurance contract assets (liabilities)		4,858,650		1,682,322

	￦	2,152,644	￦	496,922

27.5 Retained Earnings
Details of retained earnings as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Legal reserves 1	￦	1,007,686	￦	1,219,810
Voluntary reserves		982,000		982,000
Retained earnings 2		29,944,914		32,606,410

	￦	31,934,600	￦	34,808,220

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

2	The regulatory reserve for credit losses the Group appropriated in retained earnings is ￦4,320,506 million and ￦4,370,051 million for the years ended December 31, 2023 and 2024, respectively.

F-1
83

27.6 Treasury Shares
Changes in treasury shares for the years ended December 31, 2023 and 2024, are as follows:
(In millions of Korean won and in number of shares)

	2023
	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares		19,262,733		10,970,510		—		(5,385,996)		24,847,247

Carrying amount	￦	836,188	￦	571,745	￦	—	￦	(242,096)	￦	1,165,837

(In millions of Korean won and in number of shares)

	2024
	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares		24,847,247		10,063,106		(5,000,000)		(9,982,649)		19,927,704

Carrying amount	￦	1,165,837	￦	820,000	￦	(234,600)	￦	(515,177)	￦	1,236,060

*	5 million treasury shares deposited at the Korea Securities Depository for the exchange of exchangeable bonds were disposed on February 14, 2024, due to the exercise of exchange right.
The Group retired 5,584,514 shares (￦300,000 million) and 4,398,135 shares (￦320,000 million) of the treasury shares on August 14, 2024, each acquired in accordance with the resolution of the Board of Directors on July 25, 2023, and February 7, 2024, respectively.
Additionally, in accordance with the resolution of the Board of Directors on July 23, 2024, the Group plans to acquire shares worth ￦400,000 million of treasury shares through a trust contract by March 4, 2025, and plans to retire the shares after the termination of the trust contract and in accordance with the resolution of the Board of Directors on October 24, 2024, the Group plans to acquire shares worth ￦100,000 million of treasury shares through a trust contract by April 30, 2025, and plans to retire the shares after the termination of the trust contract.

F-18
4

28. Net Interest Income
Details of interest income, interest expense, and net interest income for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Interest income
Due from financial institutions measured at fair value through profit or loss	￦	3,186	￦	1,746	￦	2,889
Securities measured at fair value through profit or loss		913,617		1,400,912		1,422,251
Loans measured at fair value through profit or loss		12,932		12,708		33,372
Securities measured at fair value through other comprehensive income		1,629,157		2,225,549		2,693,188
Loans measured at fair value through other comprehensive income		17,429		39,084		55,314
Due from financial institutions measured at amortized cost		165,948		351,797		395,886
Securities measured at amortized cost		659,549		1,123,957		1,236,448
Loans measured at amortized cost		17,018,242		23,439,034		24,006,088
Insurance finance income		16,507		20,899		31,317
Others		350,850		526,338		614,632

		20,787,417		29,142,024		30,491,385

Interest expense
Deposits		4,637,420		10,052,830		10,379,055
Borrowings		1,291,380		2,519,463		2,548,842
Debentures		1,640,773		2,306,823		2,623,198
Insurance finance expense		1,459,898		1,534,458		1,477,757
Others		207,058		547,590		635,819

		9,236,529		16,961,164		17,664,671

Net interest income	￦	11,550,888	￦	12,180,860	￦	12,826,714

Interest income recognized on impaired loans is ￦53,215 million, ￦73,543 and ￦92,741 million for the years ended December 31, 2022, 2023 and 2024, respectively.

F-18
5

29. Net Fee and Commission Income
Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Fee and commission income
Banking activity fees	￦	180,749	￦	181,841	￦	187,563
Lending activity fees		80,871		96,469		113,553
Credit card and debit card related fees		1,491,666		1,598,964		1,661,516
Agent activity fees		243,740		198,402		215,382
Trust and other fiduciary fees		337,171		375,007		288,097
Fund management related fees		130,629		133,027		140,107
Acceptances and guarantees fees		66,827		77,291		95,588
Foreign currency related fees		285,575		308,747		362,449
Securities agency fees		124,771		113,476		123,833
Other business account commission on consignment		36,211		33,873		34,453
Commissions received on securities business		628,449		656,424		663,054
Lease fees		1,004,670		1,096,933		1,120,384
Others		514,601		497,620		475,864

		5,125,930		5,368,074		5,481,843

Fee and commission expense
Trading activity related fees *		40,768		56,331		49,631
Lending activity fees		42,086		34,040		35,312
Credit card and debit card related fees		815,252		861,639		824,532
Outsourcing related fees		183,124		167,927		149,810
Foreign currency related fees		70,053		93,277		118,475
Others		459,745		481,336		454,456

		1,611,028		1,694,550		1,632,216

Net fee and commission income	￦	3,514,902	￦	3,673,524	￦	3,849,627

*	Fees from financial instruments at fair value through profit or loss

F-18
6

30. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss
30.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss
Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	￦	2,237,037	￦	3,904,088	￦	3,571,736
Equity securities		536,059		818,610		750,633

		2,773,096		4,722,698		4,322,369

Derivatives held for trading:
Interest rate		11,772,928		7,195,387		5,053,285
Currency		15,006,105		9,230,401		17,434,391
Stock or stock index		1,986,668		2,027,294		2,394,867
Credit		78,638		41,234		46,619
Commodity		33,576		30,829		63,666
Others		199,022		173,215		64,960

		29,076,937		18,698,360		25,057,788

Financial liabilities at fair value through profit or loss		114,526		192,334		356,827
Other financial instruments		252		502		522

		31,964,811		23,613,894		29,737,506

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		3,987,760		1,106,981		1,491,166
Equity securities		895,208		372,969		917,182

		4,882,968		1,479,950		2,408,348

Derivatives held for trading:
Interest rate		10,747,221		7,439,802		5,170,159
Currency		15,154,428		9,271,983		18,093,278
Stock or stock index		2,485,340		2,164,455		2,120,380
Credit		68,324		44,971		43,821
Commodity		30,167		42,150		57,086
Others		430,069		166,403		155,760

		28,915,549		19,129,764		25,640,484

Financial liabilities at fair value through profit or loss		63,571		509,835		358,441
Other financial instruments		206		387		692

		33,862,294		21,119,936		28,407,965

Net gains(loss) on financial instruments at fair value through profit or loss	￦	(1,897,483)	￦	2,493,958	￦	1,329,541

F-18
7

30.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss
Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	￦	1,186,908	￦	726,277	￦	323,412

		1,186,908		726,277		323,412

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		429,243		1,057,170		640,872

		429,243		1,057,170		640,872

Net gains(losses) on financial instruments designated at fair value through profit or loss	￦	757,665	￦	(330,893)	￦	(317,460)

F-18
8

31. Net Other Operating Income and Expenses
Details of other operating income and expenses for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Other operating income
Gains on securities at fair value through other comprehensive income:
Gains on redemption of securities at fair value through other comprehensive income	￦	24	￦	7,326	￦	9,738
Gains on disposal of securities at fair value through other comprehensive income		24,795		59,666		128,169

		24,819		66,992		137,907

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		83,552		99,942		136,706
Gains on disposal of securities measured at amortized cost		27		174		1,019

		83,579		100,116		137,725

Gains on hedge accounting		861,263		361,281		480,584
Gains on foreign exchange transactions		11,578,501		6,480,621		6,070,151
Dividend income		37,125		47,769		86,524
Others		497,827		593,871		673,191

		13,083,114		7,650,650		7,586,082

Other operating expenses
Losses on securities at fair value through other comprehensive income:
Losses on redemption of securities at fair value through other comprehensive income		3,049		8		66
Losses on disposal of securities at fair value through other comprehensive income		331,665		323,147		242,846

		334,714		323,155		242,912

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		78,089		49,534		115,318

		78,089		49,534		115,318

Losses on hedge accounting		874,704		379,343		425,612
Losses on foreign exchange transactions		11,159,131		6,130,076		5,375,351
Deposit insurance fee		538,016		570,465		590,148
Credit guarantee fund fee		283,912		327,764		362,234
Depreciation expenses of operating lease assets		682,783		713,056		701,917
Others		1,393,888		1,870,246		1,645,601

		15,345,237		10,363,639		9,459,093

Net other operating expenses	￦	(2,262,123)	￦	(2,712,989)	￦	(1,873,011)

9

32. General and Administrative Expenses
32.1 Details of general and administrative expenses for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Expenses related to employee
Employee benefits—salaries	￦	2,639,569	￦	2,621,008	￦	2,707,446
Employee benefits—others		897,559		860,038		855,152
Post-employment benefits—defined benefit plans		222,388		155,720		177,481
Post-employment benefits—defined contribution plans		32,743		32,160		33,995
Termination benefits		312,980		275,632		306,617
Share-based payments		51,756		69,703		140,453

		4,156,995		4,014,261		4,221,144

Depreciation and amortization		816,841		865,927		916,295

Other general and administrative expenses
Rental expense		98,346		100,761		92,392
Tax and dues		254,749		303,987		324,621
Communication		51,136		48,704		48,223
Electricity and utilities		32,954		45,255		49,063
Publication		10,435		9,263		7,813
Repairs and maintenance		50,828		51,202		52,298
Vehicle		18,308		18,015		18,313
Travel		16,680		18,177		16,881
Training		41,114		44,275		43,118
Service fees		242,762		233,403		249,774
Electronic data processing expenses		310,000		354,842		352,985
Advertising		236,957		230,192		230,656
Others		305,549		309,142		315,048

		1,669,818		1,767,218		1,801,185

	￦	6,643,654	￦	6,647,406	￦	6,938,624

F-1
90

32.2 Share-based Payments
32.2.1 Stock grants
The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set
performance targets over the vesting period.
32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2024, are as follows:

(In number of shares)	Grant date	Number of granted shares 1	Vesting conditions 2
KB Financial Group Inc.
Series 34	Feb. 1, 2022	644	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 36	Jan. 1, 2023	26,071	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 37	Apr. 1, 2023	1,830	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance 3 35%, and non-market performance 5 65%
Series 39	Jan. 1, 2024	69,628	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 40	Feb. 1, 2024	511	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 41	Apr. 6, 2024	6,270	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 42	Apr. 26, 2024	616	Services fulfillment, market performance 3 0%, and non-market performance 4 100%
Deferred grant in 2015		2,123	Satisfied
Deferred grant in 2020		284	Satisfied
Deferred grant in 2021		9,060	Satisfied
Deferred grant in 2022		26,240	Satisfied
Deferred grant in 2023		71,682	Satisfied

		270,506

Kookmin Bank
Series 85	Jan. 1, 2022	6,740	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 90	Jul. 18, 2022	3,716	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 92	Jan. 1, 2023	160,673	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 94	Apr. 1, 2023	5,849	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 96	Jan. 1, 2024	291,303	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100% Services fulfillment, market performance 3 30%, EPS, and Asset Quality 6 70%
Series 97	Feb. 1, 2024	2,045	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 98	Apr. 22, 2024	2,959	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 99	July. 5, 2024	4,926	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 100	July. 18, 2024	549	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 101	Aug. 24, 2024	4,453	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%

F-1
91

32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2024, are as follows (cont’d):

(In number of shares)	Grant date	Number of granted shares 1	Vesting conditions 2
Deferred grant in 2021		52,347	Satisfied
Deferred grant in 2022		58,485	Satisfied
Deferred grant in 2023		137,828	Satisfied
Deferred grant in 2024		6,993	Satisfied

		747,668

Other subsidiaries
Stock granted in 2012		160	Services fulfillment, market performance 3 0~50%, and non-market performance 4 50~100%
Stock granted in 2013		219
Stock granted in 2014		1,028
Stock granted in 2015		1,287
Stock granted in 2016		234
Stock granted in 2017		5,834
Stock granted in 2018		13,883
Stock granted in 2019		18,106
Stock granted in 2020		53,629
Stock granted in 2021		52,505
Stock granted in 2022		146,378
Stock granted in 2023		385,023
Stock granted in 2024		307,922

		986,208

		2,004,382

1
Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2024 (Deferred grants are residual shares vested as of December 31, 2024).

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

4	Performance results of company and employee
5	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return On Investment), Non-bank segment profit
6	EPS, Asset Quality

F-1
92

32.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2024, are as follows:

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	1,078	Satisfied
Stock granted in 2016	2,076	Satisfied
Stock granted in 2020	156	Satisfied
Stock granted in 2021	11,857	Satisfied
Stock granted in 2022	29,285	Satisfied
Stock granted in 2023	40,280	Satisfied
Stock granted in 2024	23,659	Proportional to service period
Kookmin Bank
Stock granted in 2016	706	Satisfied
Stock granted in 2021	42,816	Satisfied
Stock granted in 2022	107,840	Satisfied
Stock granted in 2023	178,808	Satisfied
Stock granted in 2024	86,113	Proportional to service period
Other subsidiaries
Stock granted in 2015	2,672	Satisfied
Stock granted in 2016	12,312	Satisfied
Stock granted in 2017	26,375	Satisfied
Stock granted in 2018	64,040	Satisfied
Stock granted in 2019	56,724	Satisfied
Stock granted in 2020	75,969	Satisfied
Stock granted in 2021	234,222	Satisfied
Stock granted in 2022	349,858	Satisfied
Stock granted in 2023	575,294	Satisfied
Stock granted in 2024	154,299	Proportional to service period

	2,076,439

*
Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

F-1
93

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2024, are as follows:

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to long-term performance
(KB Financial Group Inc.)
Series 34	2.69	63,498~76,618	72,231~87,156
Series 36	2.69	72,231~87,156	52,755~87,156
Series 37	2.69	72,231~87,156	72,231~87,156
Series 38	2.69	64,306~73,900	66,306~76,198
Series 39	2.69	68,992~87,156	68,992~87,156
Series 40	2.69	65,949~75,790	65,949~75,790
Series 41	2.69	65,949~75,790	65,949~75,790
Series 42	2.69	72,231~87,156	72,231~87,156
Deferred grant in 2015	2.69	—	79,280~87,156
Deferred grant in 2020	2.69	—	79,280~87,156
Deferred grant in 2021	2.69	—	87,156
Deferred grant in 2022	2.69	—	75,790~87,156
Deferred grant in 2023	2.69	—	72,231~87,156
(Kookmin Bank)
Series 85	2.69	65,860~79,468	72,231~87,156
Series 86	2.69	63,498~76,618	72,231~87,156
Series 90	2.69	72,231~87,156	72,231~87,156
Series 91	2.69	72,231~87,156	72,231~87,156
Series 92	2.69	72,231~87,156	72,231~87,156
Series 94	2.69	72,231~87,156	72,231~87,156
Series 96	2.69	68,992~87,156	68,992~87,156
Series 97	2.69	65,949~75,790	65,949~75,790
Series 98	2.69	65,949~75,790	65,949~75,790
Series 99	2.69	65,949~75,790	65,949~75,790
Series 100	2.69	72,231~87,156	72,231~87,156
Series 101	2.69	65,949~75,790	65,949~75,790
Grant deferred in 2021	2.69	—	0~87,156
Grant deferred in 2022	2.69	—	75,790~87,156
Grant deferred in 2023	2.69	—	68,298~87,156
Grant deferred in 2024	2.69	—	70,431~87,156
(Other subsidiaries)
Stock granted in 2012	2.69	—	79,280
Stock granted in 2013	2.69	—	79,280
Stock granted in 2014	2.69	—	52,755~79,280
Stock granted in 2015	2.69	—	47,631~87,156
Stock granted in 2016	2.69	—	87,156
Stock granted in 2017	2.69	—	45,096~87,156
Stock granted in 2018	2.69	—	45,096~87,156
Stock granted in 2019	2.69	—	45,096~87,156
Stock granted in 2020	2.69	—	45,096~87,156
Stock granted in 2021	2.69	—	56,379~87,156
Stock granted in 2022	2.69	64,263~87,156	52,755~87,156
Stock granted in 2023	2.69	68,992~87,156	52,755~87,156
Stock granted in 2024	2.69	65,949~87,156	65,949~87,156

F-19
4

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2024, are as follows (cont’d):

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2015	2.69	—	79,280~87,156
Stock granted in 2016	2.69	—	72,231~87,156
Stock granted in 2020	2.69	—	79,280~87,156
Stock granted in 2021	2.69	—	87,156
Stock granted in 2022	2.69	—	79,280~87,156
Stock granted in 2023	2.69	—	75,790~87,156
Stock granted in 2024	2.69	—	68,992~79,280
(Kookmin Bank)
Stock granted in 2016	2.69	—	87,156
Stock granted in 2021	2.69	—	87,156
Stock granted in 2022	2.69	—	72,231~87,156
Stock granted in 2023	2.69	—	75,790~87,156
Stock granted in 2024	2.69	—	68,992~82,229
(Other subsidiaries)
Stock granted in 2015	2.69	—	75,790~87,156
Stock granted in 2016	2.69	—	47,631~87,156
Stock granted in 2017	2.69	—	45,096~87,156
Stock granted in 2018	2.69	—	45,096~87,156
Stock granted in 2019	2.69	—	45,096~87,156
Stock granted in 2020	2.69	—	50,973~87,156
Stock granted in 2021	2.69	—	52,755~87,156
Stock granted in 2022	2.69	—	52,755~87,156
Stock granted in 2023	2.69	—	68,992~87,156
Stock granted in 2024	2.69	—	68,992~82,774
The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year
risk-free rate of Korea Treasury Bond in order to measure the fair value.
32.2.1.4 The accrued expenses for share-based payments related to stock grants are ￦ 202,243 million and ￦ 295,867 million as of December 31, 2023 and 2024, respectively, and the compensation costs amounting to ￦ 77,932 million and ￦ 162,406 million were recognized for the years ended December 31, 2023 and 2024, respectively.

F-19
5

32.2.2 Mileage stock
32.2.2.1 Details of mileage stock as of December 31, 2024, are as follows:

(In number of shares)
Grant date		Number of granted shares 1	Expected exercise period (years) 2	Remaining shares
Stock granted in 2020	Jan. 18, 2020	28,645	0.00~0.04	10,037
	May 12, 2020	46	0.00~0.36	25
	Jun. 30, 2020	206	0.00~0.49	118
	Aug. 26, 2020	40	0.00~0.65	16
	Oct. 29, 2020	160	0.00~0.82	80
	Nov. 6, 2020	45	0.00~0.85	35
	Nov. 30, 2020	35	0.00~0.91	26
	Dec. 2, 2020	57	0.00~0.92	22
	Dec. 4, 2020	154	0.00~0.92	21
	Dec. 30, 2020	88	0.00~0.99	25
Stock granted in 2021	Jan. 15, 2021	28,156	0.00~1.04	10,375
	Apr. 5, 2021	89	0.00~1.26	53
	Jul. 1, 2021	54	0.00~1.50	18
	Jul. 2, 2021	11	0.00~1.50	11
	Jul. 27, 2021	70	0.00~1.57	32
	Nov. 1, 2021	71	0.00~1.83	53
	Nov. 16, 2021	53	0.00~1.87	13
	Dec. 3, 2021	91	0.00~1.92	39
	Dec. 6, 2021	87	0.00~1.93	26
	Dec. 30, 2021	76	0.00~1.99	38
Stock granted in 2022	Jan. 14, 2022	20,909	0.00~2.04	10,827
	Apr. 4, 2022	65	0.00~2.25	33
	Apr. 19, 2022	33	0.00~2.30	20
	Aug. 3, 2022	62	0.00~2.59	6
	Aug. 9, 2022	80	0.00~2.60	21
	Oct. 19, 2022	55	0.00~2.80	5
	Nov. 1, 2022	177	0.00~2.83	90
	Dec. 1, 2022	49	0.00~2.92	48
	Dec. 6, 2022	88	0.00~2.93	10
	Dec. 12, 2022	114	0.00~2.95	48
	Dec. 15, 2022	42	0.00~2.95	28
	Dec. 30, 2022	114	0.00~2.99	63
Stock granted in 2023	Jan. 9, 2023	23,071	0.00~3.02	9,867
	Jan. 14, 2023	742	0.00~3.04	377
	Mar. 7, 2023	58	0.00~3.18	29
	Mar. 27, 2023	58	0.00~3.23	54
	Mar. 31, 2023	97	0.00~3.24	38
	May 4, 2023	105	0.00~3.34	56
	Jul. 3, 2023	63	0.00~3.50	21
	Jul. 26, 2023	38	0.00~3.56	31
	Jul. 31, 2023	220	0.00~3.58	126
	Oct. 20, 2023	80	0.00~3.80	59
	Nov. 1, 2023	78	0.00~3.83	58
	Dec. 1, 2023	49	0.00~3.92	36
	Dec. 13, 2023	115	0.00~3.95	115
	Dec. 14, 2023	57	0.00~3.95	57
	Dec. 27, 2023	19	0.00~3.99	19
	Dec. 28, 2023	162	0.00~3.99	162

F-19
6

32.2.2.1 Details of mileage stock as of December 31, 2024, are as follows (cont’d):

(In number of shares)
Grant date		Number of granted shares 1	Expected exercise period (years) 2	Remaining shares
	Dec. 29, 2023	95	0.00~3.99	95
Stock granted in 2024	Jan. 13, 2024	17,523	0.00~4.03	16,849
	Jan. 31, 2024	297	0.00~4.08	297
	Apr. 1, 2024	89	0.00~4.25	87
	Jul. 1, 2024	38	0.00~4.50	38
	Aug. 1, 2024	141	0.00~4.58	141
	Sep. 2, 2024	14	0.00~4.67	14
	Nov. 1, 2024	55	0.00~4.84	55
	Dec. 4, 2024	26	0.00~4.93	26
	Dec. 19, 2024	88	0.00~4.97	88
	Dec. 30, 2024	73	0.00~5.00	73

		123,473		61,130

1
Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year
lock-up
period.

2	Assessed based on the stock price as of December 31, 2024. These shares are vested immediately at grant date.
32.2.2.2 The accrued expenses for share-based payments related to mileage stock are ￦ 3,183 million and ￦ 5,067 million as of December 31, 2023 and 2024, respectively. The compensation costs amounting to ￦ 1,645 million and ￦ 3,183 million were recognized as expenses for the years ended December 31, 2023 and 2024, respectively.
33. Net Other
Non-Operating
Income and Expenses
Details of other
non-operating
income and expenses for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Other non-operating income
Gains on disposal of property and equipment	￦	155,177	￦	1,790	￦	29,515
Rental income		26,176		23,682		26,023
Others		283,991		131,995		128,794

		465,344		157,467		184,332

Other non-operating expenses
Losses on disposal of property and equipment		2,164		1,839		5,080
Donation		94,771		120,560		152,037
Restoration costs		2,857		3,642		2,922
Management cost for written-off loans		4,296		3,769		3,888
Impairment losses on goodwill		—		6,268		60,273
Others*		171,932		319,369		1,003,262

		276,020		455,447		1,227,462

Net other non-operating income (expenses)	￦	189,324	￦	(297,980)	￦	(1,043,130)

*	Includes expenses of ￦ 744,764 million related to the voluntary compensation for the performance of the Hang Seng China Enterprise Index as of December 31, 2024.

F-19
7

34. Income Tax Expense
34.1 Details of income tax expense for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Income tax payable
Current income tax expense	￦	1,984,075	￦	1,468,269	￦	1,594,917
Adjustments of income tax of prior years recognized in current tax		(122,385)		(35,326)		(27,266)

		1,861,690		1,432,943		1,567,651

Changes in deferred income tax assets and liabilities *		(397,828)		557,002		(417,219)

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		(91,150)		25,895		31,076
Currency translation differences		(15,059)		(11,866)		(12,919)
Net gains or losses on financial assets at fair value through other comprehensive income		2,344,582		(1,198,075)		(421,425)
Share of other comprehensive income or loss of associates and joint ventures		44		(7)		(170)
Gains or losses on cash flow hedging instruments		(25,049)		(1,913)		(12,501)
Gains or losses on hedging instruments of net investments in foreign operations		24,936		4,931		66,971
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(14,009)		19,038		1,979
Finance gains or losses on insurance contract assets (liabilities)		(2,103,685)		772,435		1,139,335

		120,610		(389,562)		792,346

Others		(80,411)		(6,566)		13,863

Income tax expense	￦	1,504,061	￦	1,593,817	￦	1,956,641

34.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022			2023			2024
	Tax rate (%)	Amount		Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before income tax expense		￦	5,394,963		￦	6,120,151		￦	6,985,247
Income tax at the applicable tax rate *	27.31		1,473,253	26.23		1,605,358	26.25		1,833,743
Non-taxable income	(1.06)		(57,320)	(0.72)		(44,197)	(0.98)		(68,560)
Non-deductible expenses	0.42		22,661	0.35		21,133	0.34		23,879
Tax credit and tax exemption	(0.04)		(2,380)	(0.03)		(2,006)	(0.03)		(2,067)
Temporary difference for which no deferred tax is recognized	2.52		135,694	(0.07)		(4,312)	(1.08)		(75,701)
Changes in recognition and measurement of deferred tax	0.91		49,262	1.12		68,362	3.32		231,943
Income tax refund for tax of prior years	(2.56)		(138,314)	(0.70)		(42,952)	(1.11)		(77,423)
Income tax expense of overseas branches	0.58		31,270	0.92		56,285	0.81		56,373
Tax rate change effect	0.05		2,714	0.01		622	0.00		—
Others	(0.24)		(12,779)	(1.05)		(64,476)	0.50		34,454

Average effective tax rate and income tax expense	27.87	￦	1,504,061	26.04	￦	1,593,817	28.01	￦	1,956,641

F-19
8

*
Applicable income tax rate for ￦ 200 million and below is 11%, for over ￦ 200 million to ￦ 20 billion is 22%, for over ￦ 20 billion to ￦ 300 billion is 24.2% and for over ￦ 300 billion is 27.5% for the years ended December 31, 2022.

*
Applicable income tax rate for ￦ 200 million and below is 9.9%, for over ￦ 200 million to ￦ 20,000 million is 20.9%, for over ￦ 20,000 million to ￦ 300,000 million is 23.1% and for over ￦ 300,000 million is 26.4% for the years ended December 31, 2023 and 2024.

34.3 The impact of the global minimum tax
The Group is required to pay an additional tax amount on the difference between the GloBE effective tax rate of each subsidiary’s jurisdiction and the minimum tax rate of 15%, in accordance with the Pillar 2 legislation.
As a result, the Pillar 2 income tax expense recognized during the year ended December 31, 2024 is ￦ 471 million, and exceptions have been applied regarding the recognition and disclosure of related deferred tax assets and liabilities.
35. Dividends
The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2023, amounting to ￦ 587,006 million (￦ 1,530 per share) were declared at the annual general shareholders’ meeting on March 22, 2024 and paid in April 11, 2024.
According to the resolution of the board of directors on April 25, 2024, the quarterly dividend amounting to ￦ 300,087 million (￦ 784 per share) with dividend record date of March 31, 2024 were paid on May 9, 2024; according to the resolution of the board of directors on July 23, 2024, the quarterly dividend amounting to ￦ 299,999 million (￦ 791 per share) with dividend record date of June 30, 2024 were paid on August 8, 2024; and according to the resolution of the board of directors on October 24, 2024, the quarterly dividend amounting to ￦ 299,886 million (￦ 795 per share) with dividend record date of September 30, 2024 were paid on November 7, 2024.
The annual dividends to the shareholders of the Company for the year ended December 31, 2024, amounting to ￦ 298,285 million (￦ 804 per share) is to be proposed at the general shareholders’ meeting scheduled for March 26, 2025. The Company’s financial statements as of and for the year ended December 31, 2024, do not reflect this dividend payable.

9

36. Accumulated Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(88,770)	￦	(98,420)	￦	—	￦	—	￦	25,895	￦	(161,295)
Currency translation differences		254,446		42,925		(23,753)		—		(11,866)		261,752
Gains (losses) on financial instruments at fair value through other comprehensive income		(6,081,560)		4,299,541		281,849		(37,254)		(1,198,075)		(2,735,499)
Share of other comprehensive income (loss) of associates and joint ventures		(3,342)		31		—		—		(7)		(3,318)
Gains (losses) on cash flow hedging instruments		19,632		7,328		48,508		—		(1,913)		73,555
Gains (losses) on hedging instruments of net investments in foreign operations		(114,742)		(19,590)		—		—		4,931		(129,401)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		41,063		(71,901)		—		—		19,038		(11,800)
Finance gains or losses on insurance contract assets (liabilities)		6,976,154		(2,889,939)		—		—		772,435		4,858,650

	￦	1,002,881	￦	1,269,975	￦	306,604	￦	(37,254)	￦	(389,562)	￦	2,152,644

F-
200

36. Accumulated Other Comprehensive Income (Loss) (cont’d)

(In millions of Korean won)	2024
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(161,295)	￦	(117,022)	￦	—	￦	—	￦	31,076	￦	(247,241)
Currency translation differences		261,752		560,256		—		—		(12,919)		809,089
Gains (losses) on financial instruments at fair value through other comprehensive income		(2,735,499)		1,462,875		171,410		3,649		(421,425)		(1,518,990)
Share of other comprehensive income (loss) of associates and joint ventures		(3,318)		336		(1)		—		(170)		(3,153)
Gains (losses) on cash flow hedging instruments		73,555		341,856		(294,592)		—		(12,501)		108,318
Gains (losses) on hedging instruments of net investments in foreign operations		(129,401)		(253,679)		—		—		66,971		(316,109)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,800)		(7,493)		—		—		1,979		(17,314)
Finance gains or losses on insurance contract assets (liabilities)		4,858,650		(4,315,663)		—		—		1,139,335		1,682,322

	￦	2,152,644	￦	(2,328,534)	￦	(123,183)	￦	3,649	￦	792,346	￦	496,922

F-
201

37. Earnings per Share
37.1 Basic Earnings per Share
Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.
37.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2022		2023		2024
	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares
Number of issued ordinary shares	408,897,068	150,138,929,728	403,511,072	147,787,824,904	393,528,423	146,287,481,492
Number of treasury shares*	(19,262,733)	(7,922,397,453)	(24,847,247)	(7,617,096,867)	(19,927,704)	(7,659,481,944)

Average number of ordinary shares outstanding	389,634,335	142,216,532,275	378,663,825	140,170,728,037	373,600,719	138,627,999,548

Number of days		365		365		366
Weighted average number of ordinary shares outstanding		389,634,335		384,029,392		378,765,026

*	Treasury stock retired during the year ended December 31, 2023 and 2024 were deducted from April 4, 2023 and August 14, 2024, respectively.
37.1.2 Basic earnings per share

(In Korean won and in number of shares)	2022		2023		2024
Profit attributable to shareholders of the Parent Company	￦	4,112,493,074,223	￦	4,594,834,837,385	￦	5,078,220,543,511
Deduction: Dividends on hybrid securities		(126,402,175,000)		(184,915,050,000)		(199,798,800,000)

Profit attributable to ordinary equity holders of the Parent Company (A)		3,986,090,899,223		4,409,919,787,385		4,878,421,743,511
Weighted average number of ordinary shares outstanding (B)		389,634,335		384,029,392		378,765,026
Basic earnings per share (A/B)	￦	10,230	￦	11,483	￦	12,880
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

F-
202

37.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2022		2023		2024

Profit attributable to shareholders of the Parent Company	￦	4,112,493,074,223	￦	4,594,834,837,385	￦	5,078,220,543,511
Deduction: Dividends on hybrid securities		(126,402,175,000)		(184,915,050,000)		(199,798,800,000)

Profit attributable to ordinary equity holders of the Parent Company		3,986,090,899,223		4,409,919,787,385		4,878,421,743,511
Adjustments: Interest expense on exchangeable bonds		2,380,953,816		2,451,851,049		306,631,690

Adjusted profit for diluted earnings per share	￦	3,988,471,853,039	￦	4,412,371,638,434	￦	4,878,728,375,201

37.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2022	2023	2024
Weighted average number of ordinary shares outstanding	389,634,335	384,029,392	378,765,026
Adjustment:
Stock grants	4,306,711	4,300,774	4,001,803
Exchangeable bonds	5,000,000	5,000,000	601,093

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,941,046	393,330,166	383,367,922

37.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2022		2023		2024
Adjusted profit for diluted earnings per share	￦	3,988,471,853,039	￦	4,412,371,638,434	￦	4,878,728,375,201
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,941,046		393,330,166		383,367,922

Diluted earnings per share	￦	9,998	￦	11,218	￦	12,726

F-
203

38. Insurance Contracts
38.1 Details of insurance contract assets and insurance contract liabilities as of December 31, 2023 and 2024, are as follows:
(In millions of Korean won)

	December 31, 2023
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	￦	—	￦	—	￦	—	￦	—	￦	—	￦	219,782	￦	9,858	￦	—	￦	—
Insurance contract liabilities		12,184,805		449,459		6,992,772		6,565,561		—		20,429,882		1,505,850		2,224,924		264,737

Net insurance contract liabilities	￦	12,184,805	￦	449,459	￦	6,992,772	￦	6,565,561	￦	—	￦	20,210,100	￦	1,495,992	￦	2,224,924	￦	264,737

Reinsurance contract assets	￦	455	￦	(90)	￦	—	￦	—	￦	5,545	￦	442,280	￦	957,040	￦	10,513	￦	226,689
Reinsurance contract liabilities		14,913		17,275		—		—		—		—		3,842		—		—

Net reinsurance contract assets (liabilities)	￦	(14,458)	￦	(17,365)	￦	—	￦	—	￦	5,545	￦	442,280	￦	953,198	￦	10,513	￦	226,689

F-20
4

38.1 Details of insurance contract assets and insurance contract liabilities as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)

	December 31, 2024
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	￦	—	￦	—	￦	—	￦	—	￦	—	￦	265,762	￦	10,429	￦	—	￦	—
Insurance contract liabilities		14,687,315		579,725		7,431,564		6,644,117		—		22,838,534		1,327,191		2,145,366		209,889

Net insurance contract liabilities	￦	14,687,315	￦	579,725	￦	7,431,564	￦	6,644,117	￦	—	￦	22,572,772	￦	1,316,762	￦	2,145,366	￦	209,889

Reinsurance contract assets	￦	81	￦	—	￦	—	￦	—	￦	2,442	￦	492,051	￦	831,272	￦	6,953	￦	164,348
Reinsurance contract liabilities		18,022		16,265		—		—		—		122		21,857		—		—

Net reinsurance contract assets (liabilities)	￦	(17,941)	￦	(16,265)	￦	—	￦	—	￦	2,442	￦	491,929	￦	809,415	￦	6,953	￦	164,348

F-20
5

38.2 Changes in insurance and reinsurance contract liabilities
38.2.1 Changes in insurance contract liabilities (assets) not applying the premium allocation approach for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Liability for Remaining Coverage						Total
	Other than Loss Component		Loss Component		Liability for Incurred Claims
Beginning	￦	40,174,308	￦	272,629	￦	1,981,290	￦	42,428,227
Insurance revenue		(6,232,135)		—		—		(6,232,135)
Insurance service expenses
Insurance claims and expenses		—		(18,663)		4,505,137		4,486,474
Amortization of insurance acquisition cash flows		206,367		—		—		206,367
Changes in fulfillment cash flows relating to incurred claims		—		—		(47,991)		(47,991)
Losses on onerous contracts and reversals		—		280,872		—		280,872
Other insurance service expenses		3,791		—		—		3,791
Insurance service result		(6,021,977)		262,209		4,457,146		(1,302,622)
Insurance finance income and expenses		4,937,386		5,275		50,296		4,992,957
Investment components		(5,233,167)		—		5,233,167		—
Cashflow
Premiums received		12,118,916		—		—		12,118,916
Insurance acquisition cash flows		(2,243,231)		—		—		(2,243,231)
Incurred claims and expenses		—		—		(6,796,305)		(6,796,305)
Other cashflow		—		—		(2,795,316)		(2,795,316)
Total cashflow		9,875,685		—		(9,591,621)		284,064
Other		71		—		—		71

Ending	￦	43,732,306	￦	540,113	￦	2,130,278	￦	46,402,697

F-20
6

38.2.1 Changes in insurance contract liabilities (assets) not applying the premium allocation approach for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Liability for Remaining Coverage						Total
	Other than Loss Component		Loss Component		Liability for Incurred Claims
Beginning	￦	43,732,306	￦	540,113	￦	2,130,278	￦	46,402,697
Insurance revenue		(6,771,649)		—		—		(6,771,649)
Insurance service expenses
Insurance claims and expenses		—		(44,783)		4,939,938		4,895,155
Amortization of insurance acquisition cash flows		294,733		—		—		294,733
Changes in fulfillment cash flows relating to incurred claims		—		—		(190,946)		(190,946)
Losses on onerous contracts and reversals		—		174,282		—		174,282
Other insurance service expenses		129		—		—		129
Insurance service result		(6,476,787)		129,499		4,748,992		(1,598,296)
Insurance finance income and expenses		6,091,991		20,987		54,062		6,167,040
Investment components		(5,265,357)		—		5,265,357		—
Cashflow
Premiums received		13,777,045		—		—		13,777,045
Insurance acquisition cash flows		(2,815,098)		—		—		(2,815,098)
Incurred claims and expenses		—		—		(7,017,862)		(7,017,862)
Other cashflow		—		—		(3,000,166)		(3,000,166)
Total cashflow		10,961,947		—		(10,018,028)		943,919
Other		134		—		—		134

Ending	￦	49,044,234	￦	690,599	￦	2,180,661	￦	51,915,494

F-20
7

38.2.2 Changes in insurance contract liabilities (assets) applying the premium allocation approach for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss Component		Loss Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
Beginning	￦	1,839,419	￦	1,300	￦	1,941,475	￦	78,709	￦	3,860,903
Insurance revenue		(4,090,221)		—		—		—		(4,090,221)
Insurance service expenses
Insurance claims and expenses		—		—		3,545,909		55,663		3,601,572
Amortization of insurance acquisition cash flows		449,062		—		—		—		449,062
Changes in fulfillment cash flows relating to incurred claims		—		—		(226,333)		(39,009)		(265,342)
Losses on onerous contracts and reversals		—		807		—		—		807
Other insurance service expenses		4,956		—		—		—		4,956
Insurance service result		(3,636,203)		807		3,319,576		16,654		(299,166)
Insurance finance income and expenses		(2,047)		—		13,943		1,005		12,901
Investment components		—		—		—		—		—
Cashflow
Premiums received		4,176,452		—		—		—		4,176,452
Insurance acquisition cash flows		(455,528)		—		—		—		(455,528)
Incurred claims and expenses		—		—		(3,323,187)		—		(3,323,187)
Other cashflow		—		—		—		—		—
Total cashflow		3,720,924		—		(3,323,187)		—		397,737
Other		11,238		—		1,973		67		13,278

Ending	￦	1,933,331	￦	2,107	￦	1,953,780	￦	96,435	￦	3,985,653

F-20
8

38.2.2 Changes in insurance contract liabilities (assets) applying the premium allocation approach for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss Component		Loss Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
Beginning	￦	1,933,331	￦	2,107	￦	1,953,780	￦	96,435	￦	3,985,653
Insurance revenue		(4,245,506)		—		—		—		(4,245,506)
Insurance service expenses
Insurance claims and expenses		—		—		3,370,974		32,254		3,403,228
Amortization of insurance acquisition cash flows		468,844		—		—		—		468,844
Changes in fulfillment cash flows relating to incurred claims		—		—		(123,122)		(45,089)		(168,211)
Losses on onerous contracts and reversals		—		3,673		—		—		3,673
Other insurance service expenses		3,281		—		—		—		3,281
Insurance service result		(3,773,381)		3,673		3,247,852		(12,835)		(534,691)
Insurance finance income and expenses		13,011		—		48,140		4,948		66,099
Investment components		(15,439)		—		15,439		—		—
Cashflow
Premiums received		4,255,795		—		—		—		4,255,795
Insurance acquisition cash flows		(478,578)		—		—		—		(478,578)
Incurred claims and expenses		—		—		(3,659,534)		—		(3,659,534)
Other cashflow		—		—		—		—		—
Total cashflow		3,777,217		—		(3,659,534)		—		117,683
Other		12,930		—		22,579		1,763		37,272

Ending	￦	1,947,669	￦	5,780	￦	1,628,256	￦	90,311	￦	3,672,016

9

38.2.3 Changes in reinsurance contract assets (liabilities) not applying the premium allocation approach for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Liability for Remaining Coverage						Total
	Other than Loss-recovery Component		Loss-recovery Component		Liability for Incurred Claims
Beginning	￦	(1,289)	￦	24,149	￦	320,357	￦	343,217
Allocation of Reinsurance Premiums		(158,698)		—		—		(158,698)
Reinsurance Recoverables
Reinsurance claims and expenses		—		(2,554)		129,701		127,147
Changes in fulfillment cash flows relating to incurred claims		—		—		4,519		4,519
Recovery from loss recovery component and reversals		—		51,439		—		51,439
Reinsurance service result		(158,698)		48,885		134,220		24,407
Reinsurance finance income and expenses		43,712		788		2,765		47,265
Effect of changes in exchange rate		4		(1)		—		3
Effect of changes in credit default risk of reinsurer		161		—		138		299
Total reinsurance finance income and expenses		43,877		787		2,903		47,567
Investment components		(435,701)		—		435,701		—
Cashflow
Reinsurance Premiums Paid		498,995		—		—		498,995
Amounts recovered from reinsurer		—		—		(501,075)		(501,075)
Total cashflow		498,995		—		(501,075)		(2,080)
Other		—		—		—		—

Ending	￦	(52,816)	￦	73,821	￦	392,106	￦	413,111

F-2
10

38.2.3 Changes in reinsurance contract assets (liabilities) not applying the premium allocation approach for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Liability for Remaining Coverage						Total
	Other than Loss-recovery Component		Loss-recovery Component		Liability for Incurred Claims
Beginning	￦	(52,816)	￦	73,821	￦	392,106	￦	413,111
Allocation of Reinsurance Premiums		(218,453)		—		—		(218,453)
Reinsurance Recoverables
Reinsurance claims and expenses		—		(2,511)		194,879		192,368
Changes in fulfillment cash flows relating to incurred claims		—		—		(16,953)		(16,953)
Recovery from loss recovery component and reversals		—		21,764		—		21,764
Reinsurance service result		(218,453)		19,253		177,926		(21,274)
Reinsurance finance income and expenses		27,452		2,185		4,162		33,799
Effect of changes in exchange rate		(111)		17		—		(94)
Effect of changes in credit default risk of reinsurer		141		—		9		150
Total reinsurance finance income and expenses		27,482		2,202		4,171		33,855
Investment components		(435,632)		—		435,632		—
Cashflow
Reinsurance Premiums Paid		666,604		—		—		666,604
Amounts recovered from reinsurer		—		—		(634,257)		(634,257)
Total cashflow		666,604		—		(634,257)		32,347
Other		—		—		—		—

Ending	￦	(12,815)	￦	95,276	￦	375,578	￦	458,039

F-2
11

38.2.4 Changes in reinsurance contract assets (liabilities) applying the premium allocation approach for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss-recovery Component		Loss-recovery Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
Beginning	￦	12,516	￦	229	￦	1,066,910	￦	30,022	￦	1,109,677
Reinsurance service expenses		(679,353)		—		—		—		(679,353)
Reinsurance service income
Reinsurance claims and expenses		4,485		—		665,538		29,797		699,820
Changes in fulfillment cash flows relating to incurred claims		—		—		(187,486)		(12,475)		(199,961)
Recovery from loss recovery component and reversals		—		151		—		—		151
Reinsurance service result		(674,868)		151		478,052		17,322		(179,343)
Reinsurance finance income and expenses		750		—		(4,247)		(455)		(3,952)
Effect of changes in exchange rate		(1,736)		—		6,033		—		4,297
Effect of changes in credit default risk of reinsurer		(43)		—		(20,273)		—		(20,316)
Total reinsurance finance income and expenses		(1,029)		—		(18,487)		(455)		(19,971)
Investment components		(3,723)		—		3,723		—		—
Cashflow
Reinsurance Premiums Paid		785,809		—		—		—		785,809
Amounts recovered from reinsurer		—		—		(496,962)		—		(496,962)
Total cashflow		785,809		—		(496,962)		—		288,847
Other		(6,171)		—		365		(113)		(5,919)

Ending	￦	112,534	￦	380	￦	1,033,601	￦	46,776	￦	1,193,291

F-2
12

38.2.4 Changes in reinsurance contract assets (liabilities) applying the premium allocation approach for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss-recovery Component		Loss-recovery Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
Beginning	￦	112,534	￦	380	￦	1,033,601	￦	46,776	￦	1,193,291
Reinsurance service expenses		(703,809)		—		—		—		(703,809)
Reinsurance service income
Reinsurance claims and expenses		2,816		—		329,207		8,854		340,877
Changes in fulfillment cash flows relating to incurred claims		—		—		(76,406)		(23,188)		(99,594)
Recovery from loss recovery component and reversals		—		574		—		—		574
Reinsurance service result		(700,993)		574		252,801		(14,334)		(461,952)
Reinsurance finance income and expenses		425		—		(78,147)		3,108		(74,614)
Effect of changes in exchange rate		8,161		—		41,005		20		49,186
Effect of changes in credit default risk of reinsurer		18		—		24,009		—		24,027
Total reinsurance finance income and expenses		8,604		—		(13,133)		3,128		(1,401)
Investment components		(16,003)		—		16,003		—		—
Cashflow
Reinsurance Premiums Paid		678,583		—		—		—		678,583
Amounts recovered from reinsurer		—		—		(441,280)		—		(441,280)
Total cashflow		678,583		—		(441,280)		—		237,303
Other		6,723		—		8,128		750		15,601

Ending	￦	89,448	￦	954	￦	856,120	￦	36,320	￦	982,842

F-2
13

38.3 Changes in components of insurance and reinsurance Liability
38.3.1 Changes in components of insurance contract liabilities (assets) not applying the premium allocation approach for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	￦	27,291,670	￦	1,475,440	￦	13,661,117	￦	42,428,227
Future service related changes:
Changes in estimations adjusting contractual service margin		1,412,517		22,145		(1,434,662)		—
Losses on onerous contracts and reversals		219,891		27,494		—		247,385
Effect of new contracts		(2,690,035)		251,886		2,471,636		33,487
Current period service related changes:
Contractual service margin recognized in profit or loss for the services provided		—		—		(1,271,662)		(1,271,662)
Changes in risk adjustment due to release of risk		—		(186,989)		—		(186,989)
Experience adjustment		(76,853)		—		—		(76,853)
Past period service related changes:
Changes in fulfillment cash flows relating to incurred claims		(15,528)		(32,462)		—		(47,990)
Insurance service result		(1,150,008)		82,074		(234,688)		(1,302,622)
Insurance finance income and expenses		4,444,751		116,213		431,993		4,992,957
Cashflow for the period:
Premiums received		12,118,916		—		—		12,118,916
Insurance acquisition cash flows		(2,243,231)		—		—		(2,243,231)
Incurred claims and expenses		(6,796,305)		—		—		(6,796,305)
Other cashflow		(2,795,316)		—		—		(2,795,316)
Total cashflow		284,064		—		—		284,064
Other		71		—		—		71

Ending	￦	30,870,548	￦	1,673,727	￦	13,858,422	￦	46,402,697

F-21
4

38.3.1 Changes in components of insurance contract liabilities (assets) not applying the premium allocation approach for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	￦	30,870,548	￦	1,673,727	￦	13,858,422	￦	46,402,697
Future service related changes:
Changes in estimations adjusting contractual service margin		1,506,457		31,292		(1,537,734)		15
Losses on onerous contracts and reversals		87,130		13,314		—		100,444
Effect of new contracts		(2,682,862)		323,077		2,433,624		73,839
Current period service related changes:
Contractual service margin recognized in profit or loss for the services provided		—		—		(1,279,258)		(1,279,258)
Changes in risk adjustment due to release of risk		—		(187,399)		—		(187,399)
Experience adjustment		(114,992)		—		—		(114,992)
Past period service related changes:
Changes in fulfillment cash flows relating to incurred claims		(161,134)		(29,811)		—		(190,945)
Insurance service result		(1,365,401)		150,473		(383,368)		(1,598,296)
Insurance finance income and expenses		5,534,419		143,697		488,924		6,167,040
Cashflow for the period:
Premiums received		13,777,045		—		—		13,777,045
Insurance acquisition cash flows		(2,815,098)		—		—		(2,815,098)
Incurred claims and expenses		(7,017,862)		—		—		(7,017,862)
Other cashflow		(3,000,166)		—		—		(3,000,166)
Total cashflow		943,919		—		—		943,919
Other		134		—		—		134

Ending	￦	35,983,619	￦	1,967,897	￦	13,963,978	￦	51,915,494

F-21
5

38.3.2 Changes in components of reinsurance contract assets (liabilities) not applying the premium allocation approach for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	￦	369,776	￦	69,907	￦	(96,466)	￦	343,217
Future service related changes
Changes in estimations adjusting contractual service margin		(113,886)		(19,901)		133,787		—
Losses on onerous contracts and reversals		39,189		12,007		—		51,196
Effect of new contracts		24,733		10,910		(35,401)		242
Current period service related changes
Contractual service margin recognized in profit or loss for the services provided		—		—		4,978		4,978
Changes in risk adjustment due to release of risk		—		(5,353)		—		(5,353)
Experience adjustment		(31,173)		—		—		(31,173)
Past period service related changes
Changes in fulfillment cash flows relating to incurred claims		7,598		(3,081)		—		4,517
Reinsurance service result		(73,539)		(5,418)		103,364		24,407
Reinsurance finance income and expenses		41,043		8,908		(2,686)		47,265
Effect of changes in exchange rate		(5)		—		8		3
Effect of changes in credit default risk of reinsurer		299		—		—		299
Total reinsurance finance income and expenses		41,337		8,908		(2,678)		47,567
Cashflow for the period
Reinsurance Premiums Paid		498,995		—		—		498,995
Amounts recovered from reinsurer		(501,075)		—		—		(501,075)
Other cashflow		—		—		—		—
Total cashflow		(2,080)		—		—		(2,080)
Other		—		—		—		—

Ending	￦	335,494	￦	73,397	￦	4,220	￦	413,111

F-21
6

38.3.2 Changes in components of reinsurance contract assets (liabilities) not applying the premium allocation approach for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	￦	335,494	￦	73,397	￦	4,220	￦	413,111
Future service related changes
Changes in estimations adjusting contractual service margin		(8,865)		(15,731)		24,596		—
Losses on onerous contracts and reversals		16,720		5,663		—		22,383
Effect of new contracts		10,913		14,625		(25,525)		13
Current period service related changes
Contractual service margin recognized in profit or loss for the services provided		—		—		291		291
Changes in risk adjustment due to release of risk		—		(6,850)		—		(6,850)
Experience adjustment		(20,155)		—		—		(20,155)
Past period service related changes
Changes in fulfillment cash flows relating to incurred claims		(14,073)		(2,883)		—		(16,956)
Reinsurance service result		(15,460)		(5,176)		(638)		(21,274)
Reinsurance finance income and expenses		24,832		8,152		815		33,799
Effect of changes in exchange rate		(48)		9		(55)		(94)
Effect of changes in credit default risk of reinsurer		150		—		—		150
Total reinsurance finance income and expenses		24,934		8,161		760		33,855
Cashflow for the period
Reinsurance Premiums Paid		666,604		—		—		666,604
Amounts recovered from reinsurer		(634,257)		—		—		(634,257)
Other cashflow		—		—		—		—
Total cashflow		32,347		—		—		32,347
Other		—		—		—		—

Ending	￦	377,315	￦	76,382	￦	4,342	￦	458,039

F-21
7

38.4 Details of insurance service results for the year ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	￦	249,018	￦	29,396	￦	37,311	￦	79,863	￦	—	￦	3,724,523	￦	—	￦	—	￦	—	￦	4,120,111
Changes in risk adjustment due to release of risk		8,610		8,931		15,545		(5,363)		—		169,001		—		—		—		196,724
Contractual service margin recognized in profit or loss for the services provided		234,725		17,078		32,547		110,792		—		726,120		—		—		—		1,121,262
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		12,277		1,319		4,269		4,948		—		135,421		—		—		—		158,234
Other insurance revenues		(643)		(256)		(188)		(623)		—		—		—		—		—		(1,710)

Insurance revenue for insurance contracts not applying the premium allocation approach		503,987		56,468		89,484		189,617		—		4,755,065		—		—		—		5,594,621
Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		1,299,905		2,566,770		115,709		3,982,384

Total insurance revenue	￦	503,987	￦	56,468	￦	89,484	￦	189,617	￦	—	￦	4,755,065	￦	1,299,905	￦	2,566,770	￦	115,709	￦	9,577,005

F-21
8

38.4 Details of insurance service results for the year ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2022
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	￦	(273,796)	￦	(33,206)	￦	(37,624)	￦	(87,844)	￦	—	￦	(3,663,261)	￦	(1,001,488)	￦	(2,267,353)	￦	(81,186)	￦	(7,445,758)
Amortization of insurance acquisition cash flows		(12,277)		(1,319)		(4,269)		(4,948)		—		(182,676)		(124,077)		(300,181)		(2,380)		(632,127)
Changes in fulfillment cash flows relating to incurred claims		13,809		1,690		6,159		4,756		—		86,871		87,603		24,238		—		225,126
Losses on onerous contracts and reversals		6,384		(2,791)		(16,525)		(51,998)		—		(61,430)		(990)		—		—		(127,350)
Other insurance service expenses		(1,207)		(187)		298		(575)		—		—		—		—		—		(1,671)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(267,087)		(35,813)		(51,961)		(140,609)		—		(3,820,496)		—		—		—		(4,315,966)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(1,038,952)		(2,543,296)		(83,566)		(3,665,814)

Total insurance service expenses	￦	(267,087)	￦	(35,813)	￦	(51,961)	￦	(140,609)	￦	—	￦	(3,820,496)	￦	(1,038,952)	￦	(2,543,296)	￦	(83,566)	￦	(7,981,780)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses	￦	849	￦	1,510	￦	—	￦	—	￦	3,362	￦	119,913	￦	461,449	￦	20,594	￦	(23,682)	￦	583,995
Changes in fulfillment cash flows relating to incurred claims		(230)		(409)		—		—		(914)		(8,785)		(59,767)		1,576		—		(68,529)
Recognition and reversal of loss-recovery component		(227)		89		—		—		(95)		6,978		179		—		—		6,924
Other reinsurance income		—		—		—		—		—		—		—		—		—		—

Reinsurance income for reinsurance contracts not applying the premium allocation approach		392		1,190		—		—		2,353		118,020		—		—		—		121,955
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		86		401,861		22,170		(23,682)		400,435

Total reinsurance income	￦	392	￦	1,190	￦	—	￦	—	￦	2,353	￦	118,106	￦	401,861	￦	22,170	￦	(23,682)	￦	522,390

9

38.4 Details of insurance service results for the year ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2022
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	￦	(965)	￦	(1,691)	￦	—	￦	—	￦	(1,223)	￦	(92,052)	￦	—	￦	—	￦	—	￦	(95,931)
Changes in risk adjustment due to release of risk		(75)		(174)		—		—		(43)		(5,802)		—		—		—		(6,094)
Contractual service margin recognized in profit or loss for the services received		69		(347)		—		—		(1,000)		4,898		—		—		—		3,620
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		(39,051)		—		—		—		(39,051)
Other reinsurance expenses		438		8		—		—		169		—		—		—		—		615

		(533)		(2,204)		—		—		(2,097)		(132,007)		—		—		—		(136,841)
Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,286)		(602,496)		(8,304)		(26,928)		(639,014)

Total reinsurance expense		(533)		(2,204)		—		—		(2,097)		(133,293)		(602,496)		(8,304)		(26,928)		(775,855)

Total insurance service result	￦	236,759	￦	19,641	￦	37,523	￦	49,008	￦	256	￦	919,382	￦	60,318	￦	37,340	￦	(18,467)	￦	1,341,760

F-2
20

38.4 Details of insurance service results for the year ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	￦	254,876	￦	33,177	￦	35,907	￦	85,464	￦	—	￦	4,138,267	￦	—	￦	—	￦	—	￦	4,547,691
Changes in risk adjustment due to release of risk		18,099		2,846		4,720		4,992		—		184,724		—		—		—		215,381
Contractual service margin recognized in profit or loss for the services provided		287,724		19,960		35,629		116,255		—		812,094		—		—		—		1,271,662
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		18,996		2,835		6,167		5,339		—		170,819		—		—		—		204,156
Other insurance revenues		(3,444)		(228)		(2,409)		(674)		—		—		—		—		—		(6,755)

Insurance revenue for insurance contracts not applying the premium allocation approach		576,251		58,590		80,014		211,376		—		5,305,904		—		—		—		6,232,135
Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		1,291,887		2,714,974		83,360		4,090,221

Total insurance revenue	￦	576,251	￦	58,590	￦	80,014	￦	211,376	￦	—	￦	5,305,904	￦	1,291,887	￦	2,714,974	￦	83,360	￦	10,322,356

F-2
21

38.4 Details of insurance service results for the year ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	￦	(255,897)	￦	(36,962)	￦	(36,344)	￦	(89,211)	￦	—	￦	(4,074,815)	￦	(1,058,394)	￦	(2,388,765)	￦	(159,369)	￦	(8,099,757)
Amortization of insurance acquisition cash flows		(18,996)		(2,835)		(6,167)		(5,339)		—		(173,030)		(131,289)		(314,720)		(3,054)		(655,430)
Changes in fulfillment cash flows relating to incurred claims		12,947		(650)		(1,595)		1,823		—		35,466		204,283		61,059		—		313,333
Losses on onerous contracts and reversals		(10,570)		(13,678)		(9,537)		5,804		—		(246,136)		(807)		—		—		(274,924)
Other insurance service expenses		2,359		79		(4,453)		(1,775)		—		—		—		—		—		(3,790)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(270,157)		(54,046)		(58,096)		(88,698)		—		(4,458,515)		—		—		—		(4,929,512)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(986,207)		(2,642,426)		(162,423)		(3,791,056)

Total insurance service expenses	￦	(270,157)	￦	(54,046)	￦	(58,096)	￦	(88,698)	￦	—	￦	(4,458,515)	￦	(986,207)	￦	(2,642,426)	￦	(162,423)	￦	(8,720,568)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses	￦	437	￦	1,759	￦	—	￦	—	￦	2,233	￦	127,608	￦	566,668	￦	825	￦	128,534	￦	828,064
Changes in fulfillment cash flows relating to incurred claims		(203)		(198)		—		—		410		1,979		(196,236)		(1,193)		—		(195,441)
Recognition and reversal of loss-recovery component		242		148		—		—		1,651		48,300		151		—		—		50,492
Other reinsurance income		—		—		—		—		—		—		—		—		—		—

Reinsurance income for reinsurance contracts not applying the premium allocation approach		476		1,709		—		—		4,294		176,626		—		—		—		183,105
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		1,261		370,583		(368)		128,534		500,010

Total reinsurance income	￦	476	￦	1,709	￦	—	￦	—	￦	4,294	￦	177,887	￦	370,583	￦	(368)	￦	128,534	￦	683,115

F-2
22

38.4 Details of insurance service results for the year ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	￦	(951)	￦	(2,081)	￦	—	￦	—	￦	(1,318)	￦	(149,313)	￦	—	￦	—	￦	—	￦	(153,663)
Changes in risk adjustment due to release of risk		(126)		(120)		—		—		(47)		(7,865)		—		—		—		(8,158)
Contractual service margin recognized in profit or loss for the services received		(1,280)		(369)		—		—		(2,784)		9,409		—		—		—		4,976
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		(2,951)		—		—		—		(2,951)
Other reinsurance expenses		14		8		—		—		1,075		—		—		—		—		1,097

		(2,343)		(2,562)		—		—		(3,074)		(150,720)		—		—		—		(158,699)
Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,812)		(602,471)		(9,478)		(65,591)		(679,352)

Total reinsurance expense		(2,343)		(2,562)		—		—		(3,074)		(152,532)		(602,471)		(9,478)		(65,591)		(838,051)

Total insurance service result	￦	304,227	￦	3,691	￦	21,918	￦	122,678	￦	1,220	￦	872,744	￦	73,792	￦	62,702	￦	(16,120)	￦	1,446,852

F-2
23

38.4 Details of insurance service results for the year ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	￦	265,682	￦	35,551	￦	46,448	￦	90,456	￦	—	￦	4,565,702	￦	—	￦	—	￦	—	￦	5,003,839
Changes in risk adjustment due to release of risk		17,924		2,715		7,207		5,795		—		179,271		—		—		—		212,912
Contractual service margin recognized in profit or loss for the services provided		268,784		17,205		54,498		101,106		—		837,664		—		—		—		1,279,257
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		29,544		3,495		19,204		10,855		—		217,639		—		—		—		280,737
Other insurance revenues		(2,936)		(713)		(896)		(551)		—		—		—		—		—		(5,096)

Insurance revenue for insurance contracts not applying the premium allocation approach		578,998		58,253		126,461		207,661		—		5,800,276		—		—		—		6,771,649
Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		1,362,030		2,820,406		63,070		4,245,506

Total insurance revenue	￦	578,998	￦	58,253	￦	126,461	￦	207,661	￦	—	￦	5,800,276	￦	1,362,030	￦	2,820,406	￦	63,070	￦	11,017,155

F-22
4

38.4 Details of insurance service results for the year ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	￦	(219,260)	￦	(36,144)	￦	(36,385)	￦	(89,201)	￦	—	￦	(4,519,263)	￦	(850,413)	￦	(2,537,651)	￦	(18,445)	￦	(8,306,762)
Amortization of insurance acquisition cash flows		(29,544)		(3,495)		(19,204)		(10,855)		—		(231,635)		(146,582)		(318,873)		(3,389)		(763,577)
Changes in fulfillment cash flows relating to incurred claims		802		1,370		(1,648)		(133)		—		190,555		103,682		64,529		—		359,157
Losses on onerous contracts and reversals		(473)		10,935		(4,242)		(7,481)		—		(167,924)		(3,673)		—		—		(172,858)
Other insurance service expenses		1,766		1,634		(1,464)		(2,064)		—		—		—		—		—		(128)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(246,709)		(25,700)		(62,943)		(109,734)		—		(4,728,267)		—		—		—		(5,173,353)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(896,986)		(2,791,995)		(21,834)		(3,710,815)

Total insurance service expenses	￦	(246,709)	￦	(25,700)	￦	(62,943)	￦	(109,734)	￦	—	￦	(4,728,267)	￦	(896,986)	￦	(2,791,995)	￦	(21,834)	￦	(8,884,168)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses	￦	8,886	￦	12,465	￦	—	￦	—	￦	13,569	￦	162,127	￦	291,179	￦	201	￦	44,816	￦	533,243
Changes in fulfillment cash flows relating to incurred claims		1,044		884		—		—		2,017		(25,781)		(94,031)		(679)		—		(116,546)
Recognition and reversal of loss-recovery component		162		(120)		—		—		(2,042)		23,765		574		—		—		22,339
Other reinsurance income		—		—		—		—		—		—		—		—		—		—

Reinsurance income for reinsurance contracts not applying the premium allocation approach		10,092		13,229		—		—		13,544		160,316		—		—		—		197,181
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(205)		197,722		(478)		44,816		241,855

Total reinsurance income	￦	10,092	￦	13,229	￦	—	￦	—	￦	13,544	￦	160,111	￦	197,722	￦	(478)	￦	44,816	￦	439,036

F-22
5

38.4 Details of insurance service results for the year ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	￦	(9,577)	￦	(10,893)	￦	—	￦	—	￦	(11,195)	￦	(188,354)	￦	—	￦	—	￦	—	￦	(220,019)
Changes in risk adjustment due to release of risk		(169)		(86)		—		—		(37)		(9,232)		—		—		—		(9,524)
Contractual service margin recognized in profit or loss for the services received		(1,640)		121		—		—		(403)		2,211		—		—		—		289
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		16,785		—		—		—		16,785
Other reinsurance expenses		507		(1,471)		—		—		(5,021)		—		—		—		—		(5,985)

		(10,879)		(12,329)		—		—		(16,656)		(178,590)		—		—		—		(218,454)
Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,625)		(605,882)		(7,206)		(89,095)		(703,808)

Total reinsurance expense		(10,879)		(12,329)		—		—		(16,656)		(180,215)		(605,882)		(7,206)		(89,095)		(922,262)

Total insurance service result	￦	331,502	￦	33,453	￦	63,518	￦	97,927	￦	(3,112)	￦	1,051,905	￦	56,884	￦	20,727	￦	(3,043)	￦	1,649,761

F-22
6

38.5 The effect of new insurance contracts not applying the premium allocation approach for the year ended December 31, 2023 and 2024, are as follows:
38.5.1 Insurance contract

(In millions of Korean won)	2023
	Issued contract
	Other than onerous contract		Onerous contract		Total
Estimated Present Value of Future Cash Outflows	￦	11,999,588	￦	467,686	￦	12,467,274
Insurance Acquisition Cash Flow		2,354,262		80,797		2,435,059
Insurance Claims and Service Expenses		9,645,326		386,889		10,032,215
Estimated Present Value of Future Cash Inflows		(14,716,101)		(441,208)		(15,157,309)
Risk Adjustment for Non-Financial Risks		244,877		7,009		251,886
Contractual service margin		2,471,636		—		2,471,636

Effect on financial statements of initial recognition of contracts	￦	—	￦	33,487	￦	33,487

(In millions of Korean won)	2024
	Issued contract
	Other than onerous contract		Onerous contract		Total
Estimated Present Value of Future Cash Outflows	￦	15,805,702	￦	1,196,403	￦	17,002,105
Insurance Acquisition Cash Flow		2,900,605		160,020		3,060,625
Insurance Claims and Service Expenses		12,905,097		1,036,383		13,941,480
Estimated Present Value of Future Cash Inflows		(18,547,325)		(1,137,642)		(19,684,967)
Risk Adjustment for Non-Financial Risks		307,999		15,078		323,077
Contractual service margin		2,433,624		—		2,433,624

Effect on financial statements of initial recognition of contracts	￦	—	￦	73,839	￦	73,839

F-22
7

38.5.2 Reinsurance contract

(In millions of Korean won)	2023
	Purchased contract
	Net cost contract		Net gain contract		Total
Estimated Present Value of Future Cash Inflows	￦	50,455	￦	948,180	￦	998,635
Estimated Present Value of Future Cash Outflows		(52,749)		(921,153)		(973,902)
Risk Adjustment for Non-Financial Risks		532		10,378		10,910
Contractual service margin		2,004		(37,405)		(35,401)

Effect on financial statements of initial recognition of contracts	￦	242	￦	—	￦	242

(In millions of Korean won)	2024
	Purchased contract
	Net cost contract		Net gain contract		Total
Estimated Present Value of Future Cash Inflows	￦	72,931	￦	977,258	￦	1,050,189
Estimated Present Value of Future Cash Outflows		(76,259)		(963,017)		(1,039,276)
Risk Adjustment for Non-Financial Risks		831		13,794		14,625
Contractual service margin		2,510		(28,035)		(25,525)

Effect on financial statements of initial recognition of contracts	￦	13	￦	—	￦	13

F-22
8

38.6 The annual expected amortization schedule of contractual service margin of insurance contracts and reinsurance contracts not applying the premium allocation approach as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
		December 31, 2023
		Less than a year		1 ~ 2 years		2 ~ 3 years		3 ~ 4 years		4 ~ 5 years		5 ~ 10 years		10 ~ 20 years		20 ~ 30 years		Over 30 years
Insurance contract issued
Life insurance	Death	￦	140,060	￦	130,826	￦	124,658	￦	118,954	￦	113,536	￦	504,786	￦	784,752	￦	637,225	￦	686,775
	Health		11,232		10,358		9,627		9,046		8,539		35,752		39,851		25,667		52,706
	Pension		19,921		18,156		16,641		15,763		15,110		71,111		123,283		90,283		61,206
	Variables		64,926		62,030		59,475		57,261		55,237		247,114		353,963		278,011		286,662
Non-life insurance			491,522		443,310		394,891		357,703		327,251		1,372,922		2,001,464		1,275,066		1,853,790

Total insurance contract issued		￦	727,661	￦	664,680	￦	605,292	￦	558,727	￦	519,673	￦	2,231,685	￦	3,303,313	￦	2,306,252	￦	2,941,139

Reinsurance contract held
Life insurance	Death	￦	1,712	￦	1,474	￦	1,310	￦	1,179	￦	1,071	￦	3,951	￦	2,102	￦	1,589	￦	1,418
	Health		(44)		(39)		(42)		(61)		(94)		(834)		(2,069)		(1,851)		(3,945)
	Compound		1,077		463		396		346		307		874		812		594		527
Non-life insurance			(5,343)		(4,358)		(3,198)		(2,409)		(1,924)		(5,253)		(92)		7,335		7,239

Total reinsurance contract held		￦	(2,598)	￦	(2,460)	￦	(1,534)	￦	(945)	￦	(640)	￦	(1,262)	￦	753	￦	7,667	￦	5,239

9

38.6 The annual expected amortization schedule of contractual service margin of insurance contracts and reinsurance contracts not applying the premium allocation approach as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)
		December 31, 2024
		Less than a year		1 ~ 2 years		2 ~ 3 years		3 ~ 4 years		4 ~ 5 years		5 ~ 10 years		10 ~ 20 years		20 ~ 30 years		Over 30 years
Insurance contract issued
Life insurance	Death	￦	146,413	￦	137,161	￦	130,082	￦	123,783	￦	117,286	￦	518,904	￦	800,072	￦	621,889	￦	606,390
	Health		10,289		9,391		8,712		8,140		7,620		31,118		34,523		22,563		40,050
	Pension		34,533		30,178		26,981		24,871		22,681		91,418		151,649		105,300		61,326
	Variables		61,000		57,634		54,830		52,244		50,011		216,644		295,763		221,994		210,052
Non-life insurance			484,976		433,328		381,336		339,983		309,393		1,274,043		1,908,588		1,333,457		2,355,379

Total insurance contract issued		￦	737,211	￦	667,692	￦	601,941	￦	549,021	￦	506,991	￦	2,132,127	￦	3,190,595	￦	2,305,203	￦	3,273,197

Reinsurance contract held
Life insurance	Death	￦	1,032	￦	902	￦	798	￦	721	￦	652	￦	2,243	￦	1,653	￦	1,200	￦	938
	Health		(40)		(41)		(53)		(77)		(88)		(885)		(1,784)		(1,556)		(2,975)
	Compound		172		128		99		78		67		176		192		147		142
Non-life insurance			(2,468)		(1,566)		(1,051)		(733)		(486)		36		4,797		6,300		(4,328)

Total reinsurance contract held		￦	(1,304)	￦	(577)	￦	(207)	￦	(11)	￦	145	￦	1,570	￦	4,858	￦	6,091	￦	(6,223)

F-2
30

38.7 The details and fair value of the underlying items of insurance contracts with direct participation features as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023		2024
Underlying items held by the Group
Cash and cash equivalents	￦	209,187	￦	137,021
Equity securities		1,019,502		853,971
Debt securities		2,121,367		2,583,976
Beneficiary certificates		1,833,608		1,749,807
Other securities		446,193		276,907
Loans		57,400		94,300
Others		33,487		48,074

Total	￦	5,720,744	￦	5,744,056

F-2
31

38.8 Details of other insurance finance income and expenses for the year ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	￦	26,007	￦	59,664	￦	519,848	￦	511,878	￦	112,397	￦	7,615	￦	19,479	￦	1,256,888
Dividend income		3,329		31,155		70,083		554		34,276		2		285		139,684
Gains (losses) on valuation and disposal of securities		(34,287)		(830,878)		(332,183)		(224,117)		(315,133)		202		(60,062)		(1,796,458)
Gains (losses) on valuation and disposal of loans and receivables		—		—		—		(16,345)		(5,430)		(3)		(1,002)		(22,780)
Gains (losses) on derivatives		(3,073)		(17,071)		(120,356)		(141,842)		(69,675)		—		—		(352,017)
Gains (losses) on investments in subsidiaries		—		—		—		(18,001)		—		—		—		(18,001)
Foreign exchange gains (losses)		3,650		67,569		64,493		136,255		82,974		94		—		355,035
Other investment income (expenses)		(5,032)		(63)		97,061		(11,501)		173,663		(997)		41,102		294,233

		(9,406)		(689,624)		298,946		236,881		13,072		6,913		(198)		(143,416)
Investment income (expenses) recognized in other comprehensive income		(48,682)		—		(3,230,491)		(2,949,143)		(262,195)		(14,132)		(171,628)		(6,676,271)

Total investment income (expenses)	￦	(58,088)	￦	(689,624)	￦	(2,931,545)	￦	(2,712,262)	￦	(249,123)	￦	(7,219)	￦	(171,826)	￦	(6,819,687)

F-2
32

38.8 Details of other insurance finance income and expenses for the year ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2022
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	￦	—	￦	(1,472)	￦	(718,822)	￦	(732,904)	￦	(4,135)	￦	—	￦	—	￦	(1,457,333)
Effect of changes in discount rates and financial assumptions		—		40,524		2,763		—		—		—		—		43,287
Effect of exchange rate fluctuations		—		(49,771)		(5,115)		—		(19,970)		—		—		(74,856)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		727,403		—		—		—		—		—		727,403
Other insurance finance income (expenses)		—		—		—		(2,559)		1,380		(1,867)		—		(3,046)

		—		716,684		(721,174)		(735,463)		(22,725)		(1,867)		—		(764,545)
Insurance finance income (expenses) recognized in other comprehensive income		—		327		3,814,721		4,248,091		6,463		—		—		8,069,602

Total insurance finance income (expenses)	￦	—	￦	717,011	￦	3,093,547	￦	3,512,628	￦	(16,262)	￦	(1,867)	￦	—	￦	7,305,057

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	￦	—	￦	—	￦	(990)	￦	12,421	￦	2,512	￦	—	￦	—	￦	13,943
Effect of changes in discount rates and financial assumptions		—		—		—		—		—		—		—		—
Effect of exchange rate fluctuations		—		—		2		—		17,799		—		—		17,801
Other reinsurance finance income (expenses)		—		—		(4)		5,800		2,094		1,734		—		9,624

		—		—		(992)		18,221		22,405		1,734		—		41,368
Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		10,133		(80,075)		(5,764)		—		—		(75,706)

Total reinsurance finance income (expenses)		—		—		9,141		(61,854)		16,641		1,734		—		(34,338)

Net investment income (expenses)	￦	(58,088)	￦	27,387	￦	171,143	￦	738,512	￦	(248,744)	￦	(7,352)	￦	(171,826)	￦	451,032

F-2
33

38.8 Details of other insurance finance income and expenses for the year ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2023
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	￦	10,394	￦	71,348	￦	497,110	￦	514,745	￦	129,246	￦	7,017	￦	(79,289)	￦	1,150,571
Dividend income		450		33,520		8,965		4,210		29,316		2		1,851		78,314
Gains (losses) on valuation and disposal of securities		(3,375)		446,698		(129,888)		24,789		48,870		(9,160)		8,895		386,829
Gains (losses) on valuation and disposal of loans and receivables		—		—		—		1,563		(10,400)		—		1,671		(7,166)
Gains (losses) on derivatives		(2,269)		(9,153)		(34,523)		(80,755)		(44,211)		—		—		(170,911)
Gains (losses) on investments in subsidiaries		—		—		(135)		999		—		—		—		864
Foreign exchange gains (losses)		1,518		14,633		34,594		60,644		31,552		(47)		—		142,894
Other investment income (expenses)		(26,831)		23,874		93,458		(48,446)		198,876		(1,162)		66,718		306,487

		(20,113)		580,920		469,581		477,749		383,249		(3,350)		(154)		1,887,882
Investment income (expenses) recognized in other comprehensive income		30,623		—		1,831,878		1,517,293		129,012		9,947		154,660		3,673,413

Total investment income (expenses)	￦	10,510	￦	580,920	￦	2,301,459	￦	1,995,042	￦	512,261	￦	6,597	￦	154,506	￦	5,561,295

F-23
4

38.8 Details of other insurance finance income and expenses for the year ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2023
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	￦	—	￦	(103)	￦	(744,571)	￦	(778,717)	￦	(3,875)	￦	—	￦	—	￦	(1,527,266)
Effect of changes in discount rates and financial assumptions		—		1,121		4,100		—		—		—		—		5,221
Effect of exchange rate fluctuations		—		(2,792)		(1,702)		—		(5,416)		—		—		(9,910)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(547,352)		—		—		—		—		—		(547,352)
Other insurance finance income (expenses)		—		—		—		4,228		(686)		(41)		—		3,501

		—		(549,126)		(742,173)		(774,489)		(9,977)		(41)		—		(2,075,806)
Insurance finance income (expenses) recognized in other comprehensive income		—		(44)		(1,296,970)		(1,630,155)		(2,882)		—		—		(2,930,051)

Total insurance finance income (expenses)	￦	—	￦	(549,170)	￦	(2,039,143)	￦	(2,404,644)	￦	(12,859)	￦	(41)	￦	—	￦	(5,005,857)

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	￦	—	￦	—	￦	(1,031)	￦	12,180	￦	2,558	￦	—	￦	—	￦	13,707
Effect of changes in discount rates and financial assumptions		—		—		—		—		—		—		—		—
Effect of exchange rate fluctuations		—		—		(8)		—		4,297		—		—		4,289
Other reinsurance finance income (expenses)		—		—		(3)		359		(28,312)		(269)		—		(28,225)

		—		—		(1,042)		12,539		(21,457)		(269)		—		(10,229)
Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		(3,311)		39,381		1,755		—		—		37,825

Total reinsurance finance income (expenses)		—		—		(4,353)		51,920		(19,702)		(269)		—		27,596

Net investment income (expenses)	￦	10,510	￦	31,750	￦	257,963	￦	(357,682)	￦	479,700	￦	6,287	￦	154,506	￦	583,034

F-23
5

38.8 Details of other insurance finance income and expenses for the year ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	￦	14,139	￦	83,095	￦	539,964	￦	580,215	￦	134,613	￦	5,803	￦	(21,354)	￦	1,336,475
Dividend income		—		21,037		13,172		11,667		13,028		8		5,518		64,430
Gains (losses) on valuation and disposal of securities		6,317		136,200		(72,391)		(48,289)		(15,083)		(409)		1,228		7,573
Gains (losses) on valuation and disposal of loans and receivables		—		—		—		5,183		(3,644)		—		(758)		781
Gains (losses) on derivatives		(5,464)		(47,360)		(192,899)		(255,227)		(249,021)		—		—		(749,971)
Gains (losses) on investments in subsidiaries		—		—		(259)		(704)		—		—		—		(963)
Foreign exchange gains (losses)		4,821		113,507		213,545		242,021		215,968		168		—		790,030
Other investment income (expenses)		(25,554)		35,326		90,607		(74,543)		306,342		(877)		14,930		346,231

		(5,741)		341,805		591,739		460,323		402,203		4,693		(436)		1,794,586
Investment income (expenses) recognized in other comprehensive income		8,747		—		937,243		715,023		32,901		219		69,601		1,763,734

Total investment income (expenses)	￦	3,006	￦	341,805	￦	1,528,982	￦	1,175,346	￦	435,104	￦	4,912	￦	69,165	￦	3,558,320

F-23
6

38.8 Details of other insurance finance income and expenses for the year ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Life insurance						Non-life insurance
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others		Total

Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	￦	—	￦	(895)	￦	(741,055)	￦	(715,762)	￦	(3,806)	￦	—	￦	—	￦	(1,461,518)
Effect of changes in discount rates and financial assumptions		—		—		(616)		—		—		—		—		(616)
Effect of exchange rate fluctuations		—		(15,470)		(35,568)		—		(50,526)		—		—		(101,564)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(329,336)		—		—		—		—		—		(329,336)
Other insurance finance income (expenses)		—		—		—		7,754		(1,410)		(426)		—		5,918

		—		(345,701)		(777,239)		(708,008)		(55,742)		(426)		—		(1,887,116)
Insurance finance income (expenses) recognized in other comprehensive income		—		(138)		(2,091,444)		(2,244,510)		(9,932)		—		—		(4,346,024)

Total insurance finance income (expenses)	￦	—	￦	(345,839)	￦	(2,868,683)	￦	(2,952,518)	￦	(65,674)	￦	(426)	￦	—	￦	(6,233,140)

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (Expense)	￦	—	￦	—	￦	(1,020)	￦	14,269	￦	1,829	￦	—	￦	—	￦	15,078
Effect of changes in discount rates and financial assumptions		—		—		(13)		—		—		—		—		(13)
Effect of exchange rate fluctuations		—		—		(112)		—		49,186		—		—		49,074
Other reinsurance finance income (expenses)		—		—		7		(5,017)		(55,516)		62		—		(60,464)

		—		—		(1,138)		9,252		(4,501)		62		—		3,675
Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		(5,201)		30,943		3,038		—		—		28,780

Total reinsurance finance income (expenses)		—		—		(6,339)		40,195		(1,463)		62		—		32,455

Net investment income (expenses)	￦	3,006	￦	(4,034)	￦	(1,346,040)	￦	(1,736,977)	￦	367,967	￦	4,548	￦	69,165	￦	(2,642,365)

F-23
7

38.9 Insurance income and changes in contractual service margin of insurance contracts not applying the premium allocation approach by transition approaches for the year ended December 31, 2023 and 2024, are as follows:
38.9.1 Insurance contract

(In millions of Korean won)	2023
	Contracts applying the fair value approach		All other contracts		Total
Insurance income	￦	2,778,800	￦	3,453,335	￦	6,232,135

Beginning contractual service margin		2,324,961		11,336,156		13,661,117
Current period service related changes
Profit or loss recognized related to service provided		(203,369)		(1,068,294)		(1,271,663)
Future service related changes
Changes in estimations adjusting contractual service margin		629,844		(2,064,505)		(1,434,661)
Effect of new contracts		—		2,471,636		2,471,636

Insurance service result		426,475		(661,163)		(234,688)
Insurance finance income and expenses		82,383		349,610		431,993

Ending contractual service margin	￦	2,833,819	￦	11,024,603	￦	13,858,422

(In millions of Korean won)	2024
	Contracts applying the fair value approach		All other contracts		Total
Insurance income	￦	2,765,232	￦	4,006,417	￦	6,771,649

Beginning contractual service margin		2,833,819		11,024,603		13,858,422
Current period service related changes
Profit or loss recognized related to service provided		(201,832)		(1,077,426)		(1,279,258)
Future service related changes
Changes in estimations adjusting contractual service margin		322,158		(1,859,892)		(1,537,734)
Effect of new contracts		—		2,433,624		2,433,624

Insurance service result		120,326		(503,694)		(383,368)
Insurance finance income and expenses		87,773		401,151		488,924

Ending contractual service margin	￦	3,041,918	￦	10,922,060	￦	13,963,978

F-23
8

38.9.2 Reinsurance contract

(In millions of Korean won)	2023
	Contracts applying the fair value approach		All other contracts		Total
Allocation of Reinsurance Premiums	￦	(61,761)	￦	(96,937)	￦	(158,698)

Beginning contractual service margin		103,222		(199,688)		(96,466)
Current period service related changes
Profit or loss recognized related to service received		(13,944)		18,920		4,976
Future service related changes
Changes in estimations adjusting contractual service margin		88,767		45,021		133,788
Effect of new contracts		—		(35,399)		(35,399)

Reinsurance service result		74,823		28,542		103,365
Reinsurance finance income and expenses		4,591		(7,270)		(2,679)

Ending contractual service margin	￦	182,636	￦	(178,416)	￦	4,220

(In millions of Korean won)	2024
	Contracts applying the fair value approach		All other contracts		Total
Allocation of Reinsurance Premiums	￦	(70,095)	￦	(148,358)	￦	(218,453)

Beginning contractual service margin		182,636		(178,416)		4,220
Current period service related changes
Profit or loss recognized related to service received		(15,284)		15,575		291
Future service related changes
Changes in estimations adjusting contractual service margin		(3,191)		27,787		24,596
Effect of new contracts		—		(25,525)		(25,525)

Reinsurance service result		(18,475)		17,837		(638)
Reinsurance finance income and expenses		5,813		(5,053)		760

Ending contractual service margin	￦	169,974	￦	(165,632)	￦	4,342

38.10 Changes in other comprehensive income of financial instruments related to insurance contract groups that applied the modified retrospective approach or the fair value approach at the transition date
Changes in other comprehensive income of financial instruments related to insurance contract groups for the year ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023		2024
Beginning	￦	(965,165)	￦	(545,629)
Changes due to fair value measurement		533,590		153,390
Changes due to reclassification to profit or loss		38,216		11,691
Income tax effect		(152,270)		(43,581)

Ending	￦	(545,629)	￦	(424,129)

9

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
38.11.2 Purposes, policies, and procedures to manage risk arising from insurance contracts
The risks associated with insurance contracts that the Group faces are insurance actuarial risk and underwriting risk. Each risk occurs due to insurance contract’s pricing and conditions of underwriting. In order to minimize the possibility of acquiring a bad contract, the Group has established and operated detailed underwriting guidelines and underwriting procedures by insurance type that specify detailed underwriting conditions according to the type of risk covered through pre-analysis of insured property. In addition, the Group is making efforts to reduce insurance actuarial risk by follow-up measures such as adjustments of premium rate, changes of sales conditions, termination of selling specific product, development of new product, and others

F-2
40

38.11.2 Purposes, policies, and procedures to manage risk arising from insurance contracts (cont’d)

through comparing and analyzing the expected risk level at the date of pricing and actual risk level after the acceptance. The Group has prepared a process to minimize management risk other than insurance actuarial risk and underwriting risk by operating a committee that shares opinions on underwriting policies and premium rate policies and decides important matters.
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
38.11.3 Concentration of insurance risk
The Group is selling various insurance contracts such as general non-life insurances (fire, maritime, injury, technology, liability, package, title, guarantee, and other special type insurances), automobile insurances (for private use, for business use, for commercial use, bicycle, and others), long-term insurances (long-term non-life, property damage, injury, driver, savings, illness, nursing, and pension), and others. The Group’s risk is distributed through reinsurance, joint acceptance, and sales of diversified insurance products. In addition, insurances such as storm and flood insurance, which have a very low probability of occurrence but cover severe levels of risk, are controlled through acceptance limit and joint acquisition. The Group classifies concentration of insurance risk by type of insurance product and region.
38.11.3.1 Before reinsurance mitigation

(In millions of Korean won)	December 31, 2023
	Domestic		United States		China		Others
General insurance
Fire	￦	8,422	￦	—	￦	—	￦	—
Maritime		56,463		—		—		—
Others		1,447,462		151,891		86,167		26,679
Long-term insurance
Injury, illness, and property		15,215,463		—		—		—
Pension		5,211,720		—		—		—
Others		(217,084)		—		—		—
Automobile insurance		2,224,924		—		—		—

Total	￦	23,947,370	￦	151,891	￦	86,167	￦	26,679

(In millions of Korean won)	December 31, 2024
	Domestic		United States		China		Others
General insurance
Fire	￦	14,775	￦	—	￦	—	￦	—
Maritime		41,674		—		—		—
Others		1,282,134		105,543		63,516		40,830
Long-term insurance
Injury, illness, and property		17,963,247		—		—		—
Pension		4,873,238		—		—		—
Others		(263,714)		—		—		—
Automobile insurance		2,145,366		—		—		—

Total	￦	26,056,720	￦	105,543	￦	63,516	￦	40,830

F-2
41

38.11.3.2 After reinsurance mitigation

(In millions of Korean won)	December 31, 2023
	Domestic		United States		China		Others
General insurance
Fire	￦	12,258	￦	—	￦	—	￦	—
Maritime		29,637		—		—		—
Others		520,007		3,455		26,526		8,067
Long-term insurance
Injury, illness, and property		14,773,183		—		—		—
Pension		5,211,720		—		—		—
Others		(217,084)		—		—		—
Automobile insurance		2,214,411		—		—		—

Total	￦	22,544,132	￦	3,455	￦	26,526	￦	8,067

(In millions of Korean won)	December 31, 2024
	Domestic		United States		China		Others
General insurance
Fire	￦	18,764	￦	—	￦	—	￦	—
Maritime		25,310		—		—		—
Others		486,222		2,854		25,842		16,845
Long-term insurance
Injury, illness, and property		17,471,358		—		—		—
Pension		4,873,238		—		—		—
Others		(263,754)		—		—		—
Automobile insurance		2,138,413		—		—		—

Total	￦	24,749,551	￦	2,854	￦	25,842	￦	16,845

F-2
42

38.11.4 Claims development tables
The Group verifies and evaluates the adequacy of reserve for outstanding claims for general, automobile, and long-term insurance with methods such as paid loss development trend and incurred loss development trend. If the individually estimated claims are insufficient, the Group recognizes additional reserves. Claims development tables as of December 31, 2023 and 2024, are as follows:
38.11.4.1 Claims development tables as of December 31, 2023
38.11.4.1.1 Before reinsurance mitigation
General Insurance

(In millions of Korean won)	Accident year
Estimated final loss undiscounted	2018		2019		2020		2021		2022		2023		Total
Development year
1 year	￦	513,396	￦	559,484	￦	839,279	￦	926,787	￦	918,732	￦	984,418	￦	—
2 years		545,691		567,735		1,035,332		923,424		846,577		—		—
3 years		543,816		592,403		954,050		834,723		—		—		—
4 years		565,489		598,698		970,065		—		—		—		—
5 years		570,120		587,100		—		—		—		—		—
6 years		563,739		—		—		—		—		—		—

Estimated final loss	￦	563,739	￦	587,100	￦	970,065	￦	834,723	￦	846,577	￦	984,418	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(558,954)	￦	(557,309)	￦	(779,235)	￦	(694,815)	￦	(655,922)	￦	(430,284)	￦	—
Difference between estimated final loss and claim payments.		4,785		29,791		190,830		139,908		190,655		554,134		1,110,103
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		41,413
Incurred claims over 6 years ago		—		—		—		—		—		—		42,564
Incurred claims settled but not yet paid		—		—		—		—		—		—		(52,545)
Discount rate effect		—		—		—		—		—		—		(8,539)
Risk adjustment		—		—		—		—		—		—		75,116
Others		—		—		—		—		—		—		213,113

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,421,225

F-2
43

38.11.4.1.1 Before reinsurance mitigation (cont’d)

Automobile Insurance

(In millions of Korean won)	Accident year
	2018		2019		2020		2021		2022		2023		Total
Estimated final loss undiscounted
Development year
1 year	￦	1,504,699	￦	1,626,553	￦	1,639,258	￦	1,758,406	￦	1,853,766	￦	1,958,153	￦	—
2 years		1,491,522		1,639,692		1,645,744		1,766,713		1,865,422		—		—
3 years		1,490,896		1,645,194		1,642,418		1,754,773		—		—		—
4 years		1,495,058		1,648,516		1,633,491		—		—		—		—
5 years		1,497,956		1,642,245		—		—		—		—		—
6 years		1,492,463		—		—		—		—		—		—

Estimated final loss	￦	1,492,463	￦	1,642,245	￦	1,633,491	￦	1,754,773	￦	1,865,422	￦	1,958,153	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,480,005)	￦	(1,621,917)	￦	(1,608,054)	￦	(1,714,365)	￦	(1,796,293)	￦	(1,629,354)	￦	—
Difference between estimated final loss and claim payments.		12,458		20,328		25,437		40,408		69,129		328,799		496,559
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		22,411
Incurred claims over 6 years ago		—		—		—		—		—		—		35,670
Incurred claims settled but not yet paid		—		—		—		—		—		—		42,136
Discount rate effect		—		—		—		—		—		—		5,219
Risk adjustment		—		—		—		—		—		—		21,318
Others		—		—		—		—		—		—		5,677

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	628,990

F-24
4

38.11.4.1.1 Before reinsurance mitigation (cont’d)

Long-term Insurance

(In millions of Korean won)	Accident year
	2018		2019		2020		2021		2022		2023		Total
Estimated final loss undiscounted
Development year
1 year	￦	1,937,997	￦	2,314,936	￦	2,593,514	￦	3,003,522	￦	3,159,835	￦	3,485,979	￦	—
2 years		1,958,540		2,322,571		2,551,274		2,965,954		3,180,537		—		—
3 years		1,966,566		2,332,331		2,554,205		2,972,948		—		—		—
4 years		1,978,019		2,339,839		2,557,951		—		—		—		—
5 years		1,979,283		2,339,712		—		—		—		—		—
6 years		1,977,945		—		—		—		—		—		—

Estimated final loss	￦	1,977,945	￦	2,339,712	￦	2,557,951	￦	2,972,948	￦	3,180,537	￦	3,485,979	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,971,631)	￦	(2,327,124)	￦	(2,533,413)	￦	(2,912,534)	￦	(3,016,892)	￦	(2,379,992)	￦	—
Difference between estimated final loss and claim payments.		6,314		12,588		24,538		60,414		163,645		1,105,987		1,373,486
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		52,983
Incurred claims over 6 years ago		—		—		—		—		—		—		7,786
Incurred claims settled but not yet paid		—		—		—		—		—		—		480,297
Discount rate effect		—		—		—		—		—		—		(35,235)
Risk adjustment		—		—		—		—		—		—		26,924
Others		—		—		—		—		—		—		50

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,906,291

F-24
5

38.11.4.1.2 After reinsurance mitigation
General Insurance

(In millions of Korean won)	Accident year
	2018		2019		2020		2021		2022		2023		Total
Estimated final loss undiscounted
Development year
1 year	￦	290,681	￦	304,171	￦	332,137	￦	463,207	￦	512,812	￦	501,574	￦	—
2 years		299,745		308,785		344,149		449,737		499,457		—		—
3 years		291,075		316,601		343,707		447,047		—		—		—
4 years		296,824		321,173		347,312		—		—		—		—
5 years		300,125		320,026		—		—		—		—		—
6 years		302,451		—		—		—		—		—		—

Estimated final loss	￦	302,451	￦	320,026	￦	347,312	￦	447,047	￦	499,457	￦	501,574	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(300,196)	￦	(310,243)	￦	(320,544)	￦	(386,251)	￦	(395,065)	￦	(251,845)	￦	—
Difference between estimated final loss and claim payments.		2,255		9,783		26,768		60,796		104,392		249,729		453,723
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		28,327
Incurred claims over 6 years ago		—		—		—		—		—		—		22,798
Incurred claims settled but not yet paid		—		—		—		—		—		—		(188,877)
Discount rate effect		—		—		—		—		—		—		(1,904)
Risk adjustment		—		—		—		—		—		—		28,338
Others		—		—		—		—		—		—		12,360

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	354,765

F-24
6

38.11.4.1.2 After reinsurance mitigation (cont’d)

Automobile Insurance

(In millions of Korean won)	Accident year
	2018		2019		2020		2021		2022		2023		Total
Estimated final loss undiscounted
Development year
1 year	￦	1,463,857	￦	1,581,086	￦	1,615,387	￦	1,745,376	￦	1,849,405	￦	1,958,153	￦	—
2 years		1,450,943		1,594,400		1,621,647		1,753,171		1,861,151		—		—
3 years		1,450,102		1,599,550		1,618,230		1,741,566		—		—		—
4 years		1,454,108		1,602,565		1,609,312		—		—		—		—
5 years		1,456,542		1,596,518		—		—		—		—		—
6 years		1,451,085		—		—		—		—		—		—

Estimated final loss	￦	1,451,085	￦	1,596,518	￦	1,609,312	￦	1,741,566	￦	1,861,151	￦	1,958,153	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,439,301)	￦	(1,576,896)	￦	(1,584,585)	￦	(1,701,673)	￦	(1,792,264)	￦	(1,629,354)	￦	—
Difference between estimated final loss and claim payments.		11,784		19,622		24,727		39,893		68,887		328,799		493,712
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		22,283
Incurred claims over 6 years ago		—		—		—		—		—		—		33,999
Incurred claims settled but not yet paid		—		—		—		—		—		—		40,875
Discount rate effect		—		—		—		—		—		—		5,219
Risk adjustment		—		—		—		—		—		—		21,318
Others		—		—		—		—		—		—		575

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	617,981

F-24
7

38.11.4.1.2 After reinsurance mitigation (cont’d)

Long-term Insurance

(In millions of Korean won)	Accident year
	2018		2019		2020		2021		2022		2023		Total
Estimated final loss undiscounted
Development year
1 year	￦	1,637,680	￦	1,957,373	￦	2,182,836	￦	2,529,760	￦	2,680,155	￦	2,951,334	￦	—
2 years		1,652,893		1,954,261		2,136,381		2,494,050		2,690,877		—		—
3 years		1,659,135		1,961,975		2,138,283		2,499,511		—		—		—
4 years		1,668,516		1,968,459		2,141,462		—		—		—		—
5 years		1,669,653		1,968,485		—		—		—		—		—
6 years		1,668,426		—		—		—		—		—		—

Estimated final loss	￦	1,668,426	￦	1,968,485	￦	2,141,462	￦	2,499,511	￦	2,690,877	￦	2,951,334	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,662,887)	￦	(1,957,612)	￦	(2,120,429)	￦	(2,448,085)	￦	(2,550,761)	￦	(2,003,225)	￦	—
Difference between estimated final loss and claim payments.		5,539		10,873		21,033		51,426		140,116		948,109		1,177,096
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		46,664
Incurred claims over 6 years ago		—		—		—		—		—		—		6,776
Incurred claims settled but not yet paid		—		—		—		—		—		—		299,202
Discount rate effect		—		—		—		—		—		—		(30,585)
Risk adjustment		—		—		—		—		—		—		23,722
Others		—		—		—		—		—		—		(2,767)

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,520,108

F-24
8

38.11.4.2 Claims development tables as of December 31, 2024
38.11.4.2.1 Before reinsurance mitigation
General Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	￦	559,484	￦	839,279	￦	926,787	￦	918,732	￦	984,418	￦	814,504	￦	—
2 years		567,735		1,035,332		923,424		846,577		902,960		—		—
3 years		592,403		954,050		834,723		826,232		—		—		—
4 years		598,698		970,065		863,696		—		—		—		—
5 years		587,100		985,358		—		—		—		—		—
6 years		596,022		—		—		—		—		—		—

Estimated final loss	￦	596,022	￦	985,358	￦	863,696	￦	826,232	￦	902,960	￦	814,504	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(566,989)	￦	(926,208)	￦	(736,614)	￦	(734,104)	￦	(661,452)	￦	(401,239)	￦	—
Difference between estimated final loss and claim payments.		29,033		59,150		127,082		92,128		241,508		413,265		962,166
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		35,214
Incurred claims over 6 years ago		—		—		—		—		—		—		55,738
Incurred claims settled but not yet paid		—		—		—		—		—		—		(59,440)
Discount rate effect		—		—		—		—		—		—		(50,183)
Risk adjustment		—		—		—		—		—		—		66,819
Others		—		—		—		—		—		—		160,175

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,170,489

9

38.11.4.2.1 Before reinsurance mitigation (cont’d)

Automobile Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	￦	1,626,553	￦	1,639,258	￦	1,758,406	￦	1,853,766	￦	1,958,153	￦	2,103,927	￦	—
2 years		1,639,692		1,645,744		1,766,713		1,865,422		1,985,790		—		—
3 years		1,645,194		1,642,418		1,754,773		1,850,203		—		—		—
4 years		1,648,516		1,633,491		1,746,422		—		—		—		—
5 years		1,642,245		1,627,590		—		—		—		—		—
6 years		1,635,591		—		—		—		—		—		—

Estimated final loss	￦	1,635,591	￦	1,627,590	￦	1,746,422	￦	1,850,203	￦	1,985,790	￦	2,103,927	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,625,412)	￦	(1,612,431)	￦	(1,725,037)	￦	(1,815,770)	￦	(1,929,233)	￦	(1,785,195)	￦	—
Difference between estimated final loss and claim payments.		10,179		15,159		21,385		34,433		56,557		318,732		456,445
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		17,293
Incurred claims over 6 years ago		—		—		—		—		—		—		30,525
Incurred claims settled but not yet paid		—		—		—		—		—		—		40,596
Discount rate effect		—		—		—		—		—		—		(25,779)
Risk adjustment		—		—		—		—		—		—		23,493
Others		—		—		—		—		—		—		5,506

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	548,079

F-2
50

38.11.4.2.1 Before reinsurance mitigation (cont’d)

Long-term Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	￦	2,314,936	￦	2,593,514	￦	3,003,522	￦	3,159,835	￦	3,485,979	￦	3,865,301	￦	—
2 years		2,322,571		2,551,274		2,965,954		3,180,537		3,481,470		—		—
3 years		2,332,331		2,554,205		2,972,948		3,176,257		—		—		—
4 years		2,339,839		2,557,951		2,960,640		—		—		—		—
5 years		2,339,712		2,535,147		—		—		—		—		—
6 years		2,331,162		—		—		—		—		—		—

Estimated final loss	￦	2,331,162	￦	2,535,147	￦	2,960,640	￦	3,176,257	￦	3,481,470	￦	3,865,301	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(2,323,338)	￦	(2,521,506)	￦	(2,934,570)	￦	(3,112,639)	￦	(3,315,239)	￦	(2,753,646)	￦	—
Difference between estimated final loss and claim payments.		7,824		13,641		26,070		63,618		166,231		1,111,655		1,389,039
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		58,757
Incurred claims over 6 years ago		—		—		—		—		—		—		10,042
Incurred claims settled but not yet paid		—		—		—		—		—		—		488,491
Discount rate effect		—		—		—		—		—		—		(34,095)
Risk adjustment		—		—		—		—		—		—		25,696
Others		—		—		—		—		—		—		73

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,938,003

F-2
51

38.11.4.2.2 After reinsurance mitigation
General Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	￦	304,171	￦	332,137	￦	463,207	￦	512,812	￦	501,574	￦	534,363	￦	—
2 years		308,785		344,149		449,737		499,457		486,350		—		—
3 years		316,601		343,707		447,047		494,871		—		—		—
4 years		321,173		347,312		446,223		—		—		—		—
5 years		320,026		348,238		—		—		—		—		—
6 years		322,928		—		—		—		—		—		—

Estimated final loss	￦	322,928	￦	348,238	￦	446,223	￦	494,871	￦	486,350	￦	534,363	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(314,636)	￦	(329,592)	￦	(408,592)	￦	(440,061)	￦	(381,368)	￦	(271,173)	￦	—
Difference between estimated final loss and claim payments.		8,292		18,646		37,631		54,810		104,982		263,190		487,551
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		26,568
Incurred claims over 6 years ago		—		—		—		—		—		—		25,963
Incurred claims settled but not yet paid		—		—		—		—		—		—		(265,804)
Discount rate effect		—		—		—		—		—		—		(20,346)
Risk adjustment		—		—		—		—		—		—		30,498
Others		—		—		—		—		—		—		3,587

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	288,017

F-2
52

38.11.4.2.2 After reinsurance mitigation (cont’d)

Automobile Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	￦	1,581,086	￦	1,615,387	￦	1,745,376	￦	1,849,405	￦	1,958,153	￦	2,103,927	￦	—
2 years		1,594,400		1,621,647		1,753,171		1,861,151		1,985,790		—		—
3 years		1,599,550		1,618,230		1,741,566		1,845,928		—		—		—
4 years		1,602,565		1,609,312		1,733,214		—		—		—		—
5 years		1,596,518		1,603,558		—		—		—		—		—
6 years		1,590,109		—		—		—		—		—		—

Estimated final loss	￦	1,590,109	￦	1,603,558	￦	1,733,214	￦	1,845,928	￦	1,985,790	￦	2,103,927	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,580,312)	￦	(1,588,824)	￦	(1,712,162)	￦	(1,811,664)	￦	(1,929,233)	￦	(1,785,195)	￦	—
Difference between estimated final loss and claim payments.		9,797		14,734		21,052		34,264		56,557		318,732		455,136
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		17,243
Incurred claims over 6 years ago		—		—		—		—		—		—		28,972
Incurred claims settled but not yet paid		—		—		—		—		—		—		40,422
Discount rate effect		—		—		—		—		—		—		(25,708)
Risk adjustment		—		—		—		—		—		—		23,493
Others		—		—		—		—		—		—		695

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	540,253

F-2
53

38.11.4.2.2 After reinsurance mitigation (cont’d)

Long-term Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	￦	1,947,243	￦	2,171,401	￦	2,514,713	￦	2,664,628	￦	2,932,961	￦	3,270,270	￦	—
2 years		1,954,658		2,138,663		2,492,911		2,691,880		2,940,423		—		—
3 years		1,963,266		2,141,754		2,499,670		2,688,097		—		—		—
4 years		1,970,030		2,145,240		2,487,607		—		—		—		—
5 years		1,970,227		2,122,645		—		—		—		—		—
6 years		1,961,657		—		—		—		—		—		—

Estimated final loss	￦	1,961,657	￦	2,122,645	￦	2,487,607	￦	2,688,097	￦	2,940,423	￦	3,270,270	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,954,871)	￦	(2,110,823)	￦	(2,464,887)	￦	(2,633,216)	￦	(2,796,696)	￦	(2,315,921)	￦	—
Difference between estimated final loss and claim payments.		6,786		11,822		22,720		54,881		143,727		954,349		1,194,285
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		51,640
Incurred claims over 6 years ago		—		—		—		—		—		—		8,799
Incurred claims settled but not yet paid		—		—		—		—		—		—		324,142
Discount rate effect		—		—		—		—		—		—		(29,354)
Risk adjustment		—		—		—		—		—		—		22,645
Others		—		—		—		—		—		—		(1,997)

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,570,160

F-25
4

38.11.5 Sensitivity analysis of insurance risk
The Group manages insurance risk by performing sensitivity analysis based on loss ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty. Sensitivity analysis of insurance risk results of December 31, 2023 and 2024, are as follows:
38.11.5.1 Before reinsurance mitigation

(In millions of Korean won)		December 31, 2023
			Baseline amount		Variance amount		Impact on profit or equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance
		Shock level	Cash flow	CSM	Cash flow	CSM	Profit or loss		OCI
Loss rate	Mortality rate	3.27% increase	￦ 9,779,523	￦ 8,517,921	￦ 69,439	￦ (71,983)	￦	(1,918)	￦	4,461
	Disability/illness (fixed compensation)	3.40% increase			871,358	(875,889)		(54,545)		59,075
	Disability/illness (actual expense compensation)	2.62% increase
	Long-term property/other risks	4.19% increase			32,315	(29,956)		(3,795)		1,437
Lapse rate	Lapse rate (increase)	9.16% increase			492,113	(444,393)		(20,940)		(26,780)
	Lapse rate (decrease)	9.16% decrease			(528,694)	494,597		8,169		25,927
Expense ratio	Expense ratio (level)	2.62% increase			199,053	(206,377)		(10,337)		17,661
	Expense ratio (inflation)	0.26%p

(In millions of Korean won)		December 31, 2024
			Baseline amount		Variance amount		Impact on profit or equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance
		Shock level	Cash flow	CSM	Cash flow	CSM	Profit or loss		OCI
Loss rate	Mortality rate	3.27% increase	￦ 11,808,026	￦ 8,820,482	￦ 79,780	￦ (77,540)	￦	(3,037)	￦	798
	Disability/illness (fixed compensation)	3.40% increase			1,053,006	(949,265)		(85,659)		(18,082)
	Disability/illness (actual expense compensation)	2.62% increase
	Long-term property/other risks	4.19% increase			42,239	(37,387)		(4,875)		22
Lapse rate	Lapse rate (increase)	9.16% increase			522,472	(531,668)		(25,011)		34,207
	Lapse rate (decrease)	9.16% decrease			(566,932)	582,665		20,546		(36,279)
Expense ratio	Expense ratio (level)	2.62% increase			241,473	(221,783)		(16,958)		(2,732)
	Expense ratio (inflation)	0.26%p

F-25
5

38.11.5.2 After reinsurance mitigation

(In millions of Korean won)		December 31, 2023
			Baseline amount		Variance amount		Impact on profit or equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance
		Shock level	Cash flow	CSM	Cash flow	CSM	Profit or loss		OCI
Loss rate	Mortality rate	3.27% increase	￦ 9,520,844	￦ 8,525,926	￦ 69,424	￦ (71,830)	￦	(1,736)	￦	4,142
	Disability/illness (fixed compensation)	3.40% increase			936,787	(944,204)		(44,973)		52,390
	Disability/illness (actual compensation)	2.62% increase
	Long-term property/other risks	4.19% increase			35,024	(32,755)		(3,439)		1,170
Lapse rate	Lapse rate (increase)	9.16% increase			482,098	(433,044)		(21,591)		(27,464)
	Lapse rate (decrease)	9.16% decrease			(517,837)	482,289		9,046		26,502
Expense ratio	Expense ratio (level)	2.62% increase			200,270	(207,666)		(8,772)		16,168
	Expense ratio (inflation)	0.26%p

(In millions of Korean won)		December 31, 2024
			Baseline amount		Variance amount		Impact on profit or equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance
		Shock level	Cash flow	CSM	Cash flow	CSM	Profit or loss		OCI
Loss rate	Mortality rate	3.27% increase	￦ 11,513,781	￦ 8,819,986	￦ 79,663	￦ (77,421)	￦	(2,692)	￦	450
	Disability/illness (fixed compensation)	3.40% increase			1,121,328	(1,015,904)		(71,346)		(34,078)
	Disability/illness (actual compensation)	2.62% increase
	Long-term property/other risks	4.19% increase			45,498	(40,649)		(4,440)		(409)
Lapse rate	Lapse rate (increase)	9.16% increase			512,715	(522,140)		(25,986)		35,411
	Lapse rate (decrease)	9.16% decrease			(556,423)	572,406		21,728		(37,711)
Expense ratio	Expense ratio (level)	2.62% increase			243,000	(223,277)		(14,381)		(5,342)
	Expense ratio (inflation)	0.26%p

F-25
6

38.11.6 Liquidity risk of insurance contracts
Liquidity risk arising from insurance contracts arises from the increase in refunds at maturity caused by concentrations of maturity, the excessive increase in surrender values caused by unexpected mass cancellation, and the increase in payments of claims caused by major accidents. The Group manages payment of refunds at maturity by analyzing remaining maturity of insurance contracts.
38.11.6.1 Maturity structure of insurance contract group and reinsurance contract group as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
	December 31, 2023
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		Over 10 years		Total
Net insurance contract liabilities	￦	1,637,409	￦	(1,369,600)	￦	(1,001,841)	￦	(674,656)	￦	(700,585)	￦	(648,167)	￦	51,524,781	￦	48,767,341
Net reinsurance contract assets		(1,390,791)		(3,892)		11,622		8,801		3,709		(3,614)		446,099		(928,066)

(In millions of Korean won)
	December 31, 2024
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		Over 10 years		Total
Net insurance contract liabilities	￦	1,336,553	￦	(1,378,015)	￦	(1,070,191)	￦	(1,095,687)	￦	(781,885)	￦	(1,050,291)	￦	59,564,350	￦	55,524,834
Net reinsurance contract assets		(1,292,222)		(9,362)		(851)		11,504		10,017		20,540		516,029		(744,345)
The net outflow amount is represented as positive numbers, while the net inflow amount is represented as negative numbers.
38.11.6.2 The amount payable upon demand as of December 31, 2023 and 2024, are ￦25,446,211 million and ￦26,374,280 million, respectively.
38.11.7 Credit risk of insurance contract
Credit risk of an insurance contract refers to economic losses in which the reinsurer, the counterparty, is unable to fulfill its contract obligations due to a decline in credit ratings or default or others. Through an internal review, only the insurers rated BBB- or higher of S&P rating or corresponding rating are selected as reinsurance companies.
38.11.7.1 Concentration and credit ratings for top three reinsurance companies as of December 31, 2024, are as follows:

Reinsurance company	Ratio	Credit rating
KOREANRE	36.43%	AA0
MUNICHRE	5.93%	AAA
HISCOX	3.23%	AA+

F-25
7

38.11.7.2 Exposure to credit risk arising from reinsurance contract as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)

December 31, 2023			December 31, 2024
Reference	Amount		Reference	Amount
Reinsurance contract assets	￦	1,633,769	Reinsurance contract assets	￦	1,493,495
Reinsurance contract liabilities		3,842	Reinsurance contract liabilities		21,978
38.11.8 Interest rate risk of insurance contract
The Group measures interest rate risk for insurance contract liabilities exposed to interest rate risk, which include long-term, automobile, and general insurance.
The Group calculates the exposure of insurance contract liabilities for long-term liability for remaining coverage and liability for incurred claims that apply the general model in accordance with IFRS. The interest rate risk exposure as of December 31, 2023 and 2024 is as follows:
38.11.8.1 Status of interest rate risk exposure of insurance contract

(In millions of Korean won)	December 31, 2023		December 31, 2024
Net insurance contract liabilities	￦	22,260,315	￦	24,291,340
Net reinsurance contract assets		1,519,766		1,382,244
Net asset effect	￦	20,740,549	￦	22,909,096
38.11.8.2 Interest rate Sensitivities

(In millions of Korean won)	December 31, 2023
	Equity
	1% increase		1% decrease
Net insurance contract liabilities	￦	2,190,531	￦	(2,714,587)
Net reinsurance contract assets		(33,033)		38,849
Net asset effect	￦	2,157,498	￦	(2,675,738)

(In millions of Korean won)	December 31, 2024
	Equity
	1% increase		1% decrease
Net insurance contract liabilities	￦	2,883,974	￦	(3,493,031)
Net reinsurance contract assets		(47,015)		55,147
Net asset effect	￦	2,836,959	￦	(3,437,884)

F-25
8

38.12 Risk Management of KB Life Insurance Co., Ltd.
38.12.1 Overview of insurance risk
Insurance risk arises from the core activities of an insurance company, particularly the underwriting of insurance contracts and the payment of claims, which may result in greater losses than the Group has anticipated.
The Group manages potential economic loss risks arising from various risk factors associated with life insurance contracts. These risks are categorized into six subcategories: mortality risk, longevity risk, disability/illness risk, long-term property/other risks, termination risk, expense risk, and catastrophic risk. The Group measures these risks individually.
Except for catastrophic risk, which is assessed using a risk coefficient method, all other types of risks are evaluated using shock scenario methods. The definitions of each risks are as follows:

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
38.12.2 Management of insurance risk
The Group measures and manages insurance risk in accordance with internal models and the K-Insurance Capital Standard (K-ICS).
Insurance risks, excluding catastrophic risk, are managed under K-ICS, as well as being managed under IFRS 17 through sensitivity analysis.
In addition, the Group considers insurance risks inherent in insurance products during the product development stage and continues to measure and mitigate such risks through various methods after the product launch. Risks related to mortality and illness are mitigated through reinsurance. The Group selects appropriate reinsurers based on credit risk assessment and also determines the appropriate level of risk exposure for each reinsurer before making contract with reinsurers. For amounts exceeding pre-determined risk limits, the Group manages risk through facultative reinsurance.

9

38.12.3 Exposure by risk type
38.12.3.1 Insurance risk exposure
The Group sells life insurance products including death, health, pension, asset-linked, and variable contracts. Along with the sale of various products, the Group also diversifies risk through reinsurance cessions.
Insurance risk exposure of insurance contracts and reinsurance contracts as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2023		December 31, 2024
Insurance contract liabilities	￦	20,356,903	￦	23,706,824
Death		8,785,488		11,313,508
Health		128,659		302,911
Pension		6,351,320		6,682,897
Asset-linked		40,605		38,021
Variable death		1,527,905		1,854,208
Variable pension		3,522,926		3,515,279
Reinsurance contract assets		(41,032)		(40,641)
Death		(30,447)		(29,579)
Health		(9,084)		(10,078)
Compound		(1,501)		(984)
38.12.3.2 Interest rate risk exposure
Interest rate risk exposure of insurance contracts and reinsurance contracts as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2023		December 31, 2024
Insurance contracts	￦	20,356,903	￦	23,706,824
Fixed-rate		10,206,298		13,080,288
Interest rate-linked		5,099,774		5,257,050
Variable		5,050,831		5,369,486
Reinsurance contract assets 1		(41,032)		(40,641)

1	Reinsurance contract assets is the net amount after deducting reinsurance contract liabilities
38.12.3.3 Equity risk exposure
Equity risk exposure of insurance contracts and reinsurance contracts as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2023		December 31, 2024
Variable	￦	5,050,831	￦	5,369,486

F-2
60

38.12.3.4 Foreign exchange risk exposure
Foreign exchange risk exposure of insurance contracts and reinsurance contracts as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2023		December 31, 2024
Foreign currency liability	￦	649,301	￦	707,517
38.12.3.5 Credit risk exposure
Credit risk exposure of reinsurance contracts assets and liabilities as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	AAA~AA+		AA~A+		A~BBB+		Under BBB		Unrated		Total
Reinsurance contract assets	￦	2,683	￦	3,228	￦	—	￦	—	￦	—	￦	5,911
Reinsurance contract liabilities		(11,560)		(15,181)		(5,447)		—		—		(32,188)

(In millions of Korean won)	December 31, 2024
	AAA~AA+		AA~A+		A~BBB+		Under BBB		Unrated		Total
Reinsurance contract assets	￦	—	￦	2,401	￦	122	￦	—	￦	—	￦	2,523
Reinsurance contract liabilities		(14,083)		(15,851)		(4,353)		—		—		(34,287)
38.12.4 Reinsurance policy
38.12.4.1 Summary
The purpose of reinsurance transactions is to ensure the Group’s ability to fulfill insurance claim obligations to policyholders and maintain the stability of the Group’s financial structure by ceding contracts that require diversification or risk transfer which could arise from the underwriting of insurance contracts. The Group adheres to the fundamental principle of operating an efficient and stable reinsurance framework by considering the scale of reinsurance transactions, the complexity of reinsurance products, risk exposure levels, profitability, and the credit ratings of reinsurers.
Based on insurance premium, since most of the retained contracts are concentrated in guarantee-type life insurance products, the Group manages insurance risk by securing reinsurance for life insurance policies exceeding a certain coverage amount. Additionally, reinsurance transactions are made when risk mitigation is deemed necessary for specific products or coverages. The Group currently holds contracts with eight reinsurers, and in addition to life insurance, risk for health insurance products such as cancer insurance are mitigated through reinsurance.
As of December 31, 2024, the eight reinsurers contracted by the Group hold credit ratings of AA- or higher, based on the criteria outlined in Annex 22 of the Korean DETAILED REGULATIONS ON SUPERVISION OF INSURANCE BUSINESS, indicating a stable financial position.

F-2
6
1

38.12.4.2 Concentration on top 5 reinsurers
the status of concentration among the top five reinsurers as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
1	Above AA-		A+ ~ A-		Below BBB+		Others
Reinsurance premiums	￦	16,044	￦	—	￦	—	￦	—
Ratio 2		91.9		—		—		—

(In millions of Korean won)	December 31, 2024
1	Above AA-		A+ ~ A-		Below BBB+		Others
Reinsurance premiums	￦	16,955	￦	—	￦	—	￦	—
Ratio 2		91.7		—		—		—

1
Credit ratings from foreign credit rating agencies are converted to domestic credit ratings based on the criteria outlined in Annex 22 of the Korean DETAILED REGULATIONS ON SUPERVISION OF INSURANCE BUSINESS.

2	The proportion of ceded insurance premiums represents the percentage relative to total insurance premiums.
38.12.4.3 Reinsurance premium by reinsurer group
The status of reinsurance premiums by reinsurer group as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Credit ratings
	Above AA-		A+ ~ A-		BBB+ Below		Others *		Total
Reinsurance premiums	￦	17,455	￦	—	￦	—	￦	—	￦	17,455
Ratio		100.0		—		—		—		100.0

(In millions of Korean won)	December 31, 2024
	Credit ratings
	Above AA-		A+ ~ A-		BBB+ Below		Others *		Total
Reinsurance premiums	￦	18,497	￦	—	￦	—	￦	—	￦	18,497
Ratio		100.0		—		—		—		100.0

*	Others include unrated and non-qualified reinsurers, and are summarized separately based on the reinsurers, insurance types, reasons for cession, and the scale of reinsurance premiums.

F-2
62

38.12.5 Liquidity risk of insurance contracts
Liquidity risk in insurance contracts arises from the increase in maturity refunds due to the concentration of insurance contract maturities at a certain point in time, the excessive increase in surrender refunds due to unexpected mass surrenders, and the increase in insurance payments due to large-scale accidents. Additionally, the Group manages the payment of maturity refunds through the analysis of the maturity of insurance contracts. The maturity structure of insurance liabilities based on net cash flow as of December 31, 2023 and 2024, are as follows.

(In millions of Korean won)
	December 31, 2023
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		10 years ~ 20 years		Over 20 years
Insurance contract	￦	(364,422)	￦	(243,265)	￦	(41,810)	￦	279,853	￦	631,806	￦	4,849,035	￦	12,457,375	￦	38,335,547
Asset portfolio		—		—		—		—		—		—		—		—
Liability portfolio		(364,422)		(243,265)		(41,810)		279,853		631,806		4,849,035		12,457,375		38,335,547
Reinsurance contract		(5,667)		3,095		3,378		2,705		2,413		9,629		17,416		60,794
Asset portfolio		(2,571)		691		908		465		387		744		35		131
Liability portfolio		(3,096)		2,404		2,470		2,240		2,026		8,885		17,381		60,663

(In millions of Korean won)
	December 31, 2024
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		10 years ~ 20 years		Over 20 years
Insurance contract	￦	(53,417)	￦	(69,388)	￦	305,581	￦	603,797	￦	1,255,863	￦	4,958,494	￦	11,992,714	￦	35,343,913
Asset portfolio		—		—		—		—		—		—		—		—
Liability portfolio		(53,417)		(69,388)		305,581		603,797		1,255,863		4,958,494		11,992,714		35,343,913
Reinsurance contract		9,278		1,462		676		1,678		1,705		8,170		16,996		52,162
Asset portfolio		1,445		(121)		(555)		42		108		224		(163)		(351)
Liability portfolio		7,833		1,583		1,231		1,636		1,597		7,946		17,159		52,513
38.12.6 The amount payable upon demand
The Group’s amount payable upon demand for insurance contracts as of December 31, 2023 and 2024, are as follows:

	December 31, 2023				December 31, 2024
	Amount payable upon demand		Book value		Amount payable upon demand		Book value
Insurance contracts	￦	26,949,499	￦	25,968,619	￦	28,595,855	￦	29,100,070
Death		13,007,313		12,105,279		14,296,802		14,593,909
Health		699,541		437,536		766,471		566,979
Pension		7,008,436		6,840,937		7,255,197		7,281,490
Asset-linked		43,654		42,761		40,436		40,232
Variable death		2,382,968		2,885,573		2,439,175		2,945,814
Variable pension		3,807,587		3,656,532		3,797,775		3,671,647

F-2
63

38.12.7 Assumption sensitivity
The Group manages insurance risk by performing sensitivity analysis based on loss ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty.
The result of sensitivity analysis for the years ended December 31, 2023 and 2024, are as follows:
38.12.7.1 Insurance sensitivity
Before reinsurance mitigation:

(In millions of Korean won)
			December 31, 2023
		Sensitivity	Baseline amount		Change amount		Impact on profit and equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance	Profit or loss		OCI
			Cash flows	CSM	Cash flow	CSM
Loss rate	Morality rate	Increase by 3.27%	20,356,903	5,340,503	￦ 99,036	￦ (96,093)	￦	(281)	￦	(2,662)
	Disability/illness (fixed benefit)	Increase by 3.40%			103,927	(115,007)		(1,690)		12,770
	Disability/illness (indemnity benefit)	Increase by 2.62%			1,276	(335)		(997)		56
	Long-term property/other risks	Increase by 4.19%
Lapse rate	Lapse rate (increase)	Increase by 9.16%			312,455	(182,674)		(16,334)		(113,447)
	Lapse rate (decrease)	Decrease by 9.16%			(345,011)	207,879		17,988		119,144
Expense ratio	Expense ratio (level)	Increase by 2.62%			90,356	(99,128)		(5,948)		14,720
	Expense ratio (inflation)	0.26%p
After reinsurance mitigation:

(In millions of Korean won)
			December 31, 2023
		Sensitivity	Baseline amount		Change amount		Impact on profit and equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance	Profit or loss		OCI
			Cash flows	CSM	Cash flow	CSM
Loss rate	Morality rate	Increase by 3.27%	20,397,935	5,328,280	￦ 97,345	￦ (93,887)	￦	(253)	￦	(3,205)
	Disability/illness (fixed benefit)	Increase by 3.40%			103,041	(114,075)		(1,541)		12,575
	Disability/illness (indemnity benefit)	Increase by 2.62%			1,221	(297)		(943)		19
	Long-term property/other risks	Increase by 4.19%
Lapse rate	Lapse rate (increase)	Increase by 9.16%			310,223	(179,825)		(16,182)		(114,216)
	Lapse rate (decrease)	Decrease by 9.16%			(342,600)	204,850		17,836		119,914
Expense ratio	Expense ratio (level)	Increase by 2.62%			90,343	(99,239)		(5,788)		14,684
	Expense ratio (inflation)	0.26%p

1
The sensitivity analysis is on liability for remaining coverage of insurance, and the shock levels of actuarial assumptions are based on supervisory criteria for calculating the risk adjustment (confidence level of 75%).

F-26
4

38.12.7.1 Insurance sensitivity (cont’d)

2	The impact on profit or loss represents the increase in the best estimate liability that exceeds the carrying amount of the contractual service margin due to changes in assumptions.
3	No shocks were applied to the risk adjustment within the fulfillment cash flows.
Before reinsurance mitigation:

(In millions of Korean won)
	December 31, 2024
		Sensitivity 1	Baseline amount		Change amount		Impact on profit and equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance	Profit or loss 2		OCI
			Cash flows	CSM	Cash flow 3	CSM
Loss rate	Morality rate	Increase by 3.27%			￦ 106,984	￦ (97,865)	￦	(589)	￦	(8,530)
	Disability/illness (fixed benefit)	Increase by 3.40%			102,301	(105,373)		(1,108)		4,180
	Disability/illness (indemnity benefit)	Increase by 2.62%			531	(529)		(3)		1
	Long-term property/other risks	Increase by 4.19%
Lapse rate	Lapse rate (increase)	Increase by 9.16%	23,706,824	5,143,498	362,584	(268,566)		(20,353)		(73,665)
	Lapse rate (decrease)	Decrease by 9.16%			(412,005)	314,825		17,415		79,765
Expense ratio	Expense ratio (level)	Increase by 2.62%			92,193	(92,815)		(4,889)		5,511
	Expense ratio (inflation)	0.26%p
After reinsurance mitigation:

(In millions of Korean won)
	December 31, 2024
		Sensitivity 1	Baseline amount		Change amount		Impact on profit and equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance	Profit or loss 2		OCI
			Cash flows	CSM	Cash flow 3	CSM
Loss rate	Morality rate	Increase by 3.27%			￦ 105,168	￦ (95,875)	￦	(545)	￦	(8,748)
	Disability/illness (fixed benefit)	Increase by 3.40%			101,554	(104,644)		(1,038)		4,128
	Disability/illness (indemnity benefit)	Increase by 2.62%			511	(508)		(3)		—
	Long-term property/other risks	Increase by 4.19%
Lapse rate	Lapse rate (increase)	Increase by 9.16%	23,747,465	5,139,655	360,412	(266,198)		(20,196)		(74,018)
	Lapse rate (decrease)	Decrease by 9.16%			(409,644)	312,241		17,266		80,137
Expense ratio	Expense ratio (level)	Increase by 2.62%			92,186	(92,864)		(4,832)		5,510
	Expense ratio (inflation)	0.26%p

1
The sensitivity analysis is on liability for remaining coverage of insurance, and the shock levels of actuarial assumptions are based on supervisory criteria for calculating the risk adjustment (confidence level of 75%).

F-26
5

38.12.7.1 Insurance sensitivity (cont’d)

2	The impact on profit or loss represents the increase in the best estimate liability that exceeds the carrying amount of the contractual service margin due to changes in assumptions.
3	No shocks were applied to the risk adjustment within the fulfillment cash flows.
38.12.7.2 Interest rate risk

(In millions of Korean won)
	December 31, 2023
		Profit or loss (before tax)		OCI (before tax)
100bp increase	Insurance contracts*	￦	61,481	￦	2,564,359
	Reinsurance contracts*		(110)		6,246
100bp decrease	Insurance contracts*		(181,638)		(3,561,242)
	Reinsurance contracts*		212		(8,328)

(In millions of Korean won)
	December 31, 2024
		Profit or loss (before tax)		OCI (before tax)
100bp increase	Insurance contracts*	￦	220,772	￦	3,062,364
	Reinsurance contracts*		(149)		6,480
100bp decrease	Insurance contracts*		(575,881)		(4,227,958)
	Reinsurance contracts*		254		(8,498)

1	For insurance contracts (original insurance and accepted reinsurance) and reinsurance contracts, the impacts are on liability for remaining coverage.
2	No shocks were applied to the risk adjustment within the fulfillment cash flows.
38.12.7.3 Foreign exchange rate risk

(In millions of Korean won)
	December 31, 2023
		Profit or loss (before tax)		OCI (before tax)
100bp increase	Insurance contracts*	￦	(63,895)	￦	15,268
	Reinsurance contracts*		(73)		16
100bp decrease	Insurance contracts*		63,895		(15,268)
	Reinsurance contracts*		73		(16)

(In millions of Korean won)
	December 31, 2024
		Profit or loss (before tax)		OCI (before tax)
100bp increase	Insurance contracts*	￦	(61,733)	￦	14,977
	Reinsurance contracts*		(35)		7
100bp decrease	Insurance contracts*		61,733		(14,977)
	Reinsurance contracts*		35		(7)

1	For insurance contracts (original insurance and accepted reinsurance) and reinsurance contracts, the impacts are on liability for remaining coverage.
2	No shocks were applied to the risk adjustment within the fulfillment cash flows.

F-26
6

38.12.7.4 Stock price risk

(In millions of Korean won)
December 31, 2023
		Profit or loss (before tax)		OCI (before tax)
100bp increase	Insurance contracts*	￦	(185,135)	￦	—
	Reinsurance contracts*		78		—
100bp decrease	Insurance contracts*		183,555		—
	Reinsurance contracts*		(75)		—

(In millions of Korean won)
December 31, 2024
		Profit or loss (before tax)		OCI (before tax)
100bp increase	Insurance contracts*	￦	(157,555)	￦	—
	Reinsurance contracts*		88		—
100bp decrease	Insurance contracts*		155,996		—
	Reinsurance contracts*		(89)		—

1	For insurance contracts (original insurance and accepted reinsurance) and reinsurance contracts, the impacts are on liability for remaining coverage.
2	No shocks were applied to the risk adjustment within the fulfillment cash flows.
38.12.8 Claims development tables
Claims development tables of the Group as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Accident year
	2020		2021		2022		2023		2024		Total
Development year
Estimated final loss undiscounted	￦	188,067	￦	180,238	￦	203,710	￦	209,891	￦	212,680	￦	—
Claims paid
Current year		(153,837)		(147,254)		(167,874)		(173,926)		(175,467)		—
After 1 year		(26,840)		(26,346)		(28,097)		(28,181)		—		—
After 2 years		(4,024)		(3,291)		(4,152)		—		—		—
After 3 years		(1,316)		(1,439)		—		—		—		—
After 4 years		(613)		—		—		—		—		—

Total gross cumulative claim payments	￦	(186,630)	￦	(178,330)	￦	(200,123)	￦	(202,107)	￦	(175,467)	￦	—
Difference between estimated final loss and claim payments.		1,437		1,908		3,587		7,784		37,213		51,929
Discount rate effect		—		—		—		—		—		(2,970)
Future claims expense		—		—		—		—		—		90
Incurred claims settled but not yet paid		—		—		—		—		—		163,949
Risk adjustment		—		—		—		—		—		10,988
Reinsurance effects*		—		—		—		—		—		(8,833)

Total Liability for incurred claims	￦	—	￦	—	￦	—	￦	—	￦	—	￦	215,153

F-26
7

38.12.8 Claims development tables (cont’d)

(In millions of Korean won)	December 31, 2024
	Accident year
	2020		2021		2022		2023		2024		Total
Development year
Estimated final loss undiscounted	￦	179,051	￦	203,001	￦	210,219	￦	213,227	￦	229,657	￦	—
Claims paid
Current year		(139,994)		(161,496)		(168,229)		(165,924)		(185,249)		—
After 1 year		(27,947)		(29,568)		(30,338)		(35,275)		—		—
After 2 years		(4,061)		(5,152)		(4,877)		—		—		—
After 3 years		(2,158)		(2,375)		—		—		—		—
After 4 years		(1,796)		—		—		—		—		—

Total gross cumulative claim payments	￦	(175,956)	￦	(198,591)	￦	(203,444)	￦	(201,199)	￦	(185,249)	￦	—
Difference between estimated final loss and claim payments.		3,095		4,410		6,775		12,028		44,408		70,716
Discount rate effect		—		—		—		—		—		(3,471)
Future claims expense		—		—		—		—		—		843
Incurred claims settled but not yet paid		—		—		—		—		—		164,482
Risk adjustment		—		—		—		—		—		10,088
Reinsurance effects*		—		—		—		—		—		(9,879)

Total Liability for incurred claims	￦	—	￦	—	￦	—	￦	—	￦	—	￦	232,779

*	The reinsurance effect is presented as a total amount.
39. Statement of Cash Flows
39.1 Details of cash and cash equivalents as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Cash	￦	2,114,596	￦	1,954,624
Checks issued by other banks		142,437		124,366
Due from the Bank of Korea		15,362,056		14,372,352
Due from other financial institutions		12,217,222		13,417,769

		29,836,311		29,869,111

Due from financial institutions measured at fair value through profit or loss		79,810		59,838

		29,916,121		29,928,949

Deduction:
Restricted due from financial institutions*		(3,273,428)		(4,338,818)
Due from financial institutions with original maturities over three months		(816,105)		(981,264)

		(4,089,533)		(5,320,082)

	￦	25,826,588	￦	24,608,867

*	Items meeting the definition of cash are excluded.

F-26
8

39.1 Details of cash and cash equivalents as of December 31, 2023 and 2024, are as follows (cont’d):

Items meeting the definition of cash among due from financial institutions with restriction to use as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2023		December 31, 2024
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	￦	13,731,708	￦	11,635,481
	Due from others	Korea Development Bank and others		27,556		25,928
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank Indonesia and others		944,917		2,540,681

			￦	14,704,181	￦	14,202,090

39.2 Significant non-cash transactions for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022		2023		2024
Write-offs of loans	￦	1,516,087	￦	1,757,920	￦	1,984,218
Changes in accumulated other comprehensive income from valuation of financial instruments at fair value through other comprehensive income		(6,516,502)		3,346,010		1,216,436
Changes in accumulated other comprehensive income from valuation of investments in associates		(362)		24		165
39.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	Activities	2022		2023		2024
Income tax paid	Operating	￦	1,524,025	￦	2,189,111	￦	1,158,212
Interest received	Operating		20,369,575		28,550,486		30,279,240
Interest paid	Operating		6,356,269		13,119,057		15,354,968
Dividends received	Operating		399,984		330,350		482,012
Dividends paid	Financing		1,564,153		1,336,816		1,686,777
39.4 Changes in liabilities arising from financing activities for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
	2023
					Non-cash changes
	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
Derivatives held for hedging*	￦	(4,822)	￦	(73,335)	￦	—	￦	(84,429)	￦	(36,123)	￦	—	￦	105,706	￦	(93,003)
Borrowings and debentures		140,415,569		(2,128,851)		—		616,459		121,577		114,904		(379,429)		138,760,229
Due to trust accounts		5,808,446		2,333,656		—		—		—		—		—		8,142,102
Others		1,695,821		(781,632)		152,344		—		—		—		83,054		1,149,587

	￦	147,915,014	￦	(650,162)	￦	152,344	￦	532,030	￦	85,454	￦	114,904	￦	(190,669)	￦	147,958,915

9

39.4 Changes in liabilities arising from financing activities for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)
	2024
					Non-cash changes
	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
Derivatives held for hedging*	￦	(93,003)	￦	(216,883)	￦	—	￦	(238,486)	￦	(128,072)	￦	—	￦	314,589	￦	(361,855)
Borrowings and debentures		138,760,229		825,087		—		4,045,394		39,945		(22,909)		600,523		144,248,269
Due to trust accounts		8,142,102		89,900		—		—		—		—		—		8,232,002
Others		1,149,587		(339,514)		630,785		—		—		—		107,777		1,548,635

	￦	147,958,915	￦	358,590	￦	630,785	￦	3,806,908	￦	(88,127)	￦	(22,909)	￦	1,022,889	￦	153,667,051

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.
39.5 The net cash flow associated with the changes in the subsidiaries for the years ended December 31, 2023 and 2024 are
￦
 1,297,001 million of cash inflow and
￦
88,528 million of cash inflow, respectively.
40. Contingent Liabilities and Commitments
40.1 Details of acceptances and guarantees as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	￦	148,786	￦	152,129
Others		945,027		900,237

		1,093,813		1,052,366

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		277,370		331,423
Letter of guarantees		47,665		45,274
Bid bond		12,549		12,782
Performance bond		1,111,589		1,927,572
Refund guarantees		3,561,227		4,644,429
Others		3,572,149		4,594,667

		8,582,549		11,556,147

Financial guarantee contracts:
Acceptances and guarantees for mortgage		94,027		20,790
Overseas debt guarantees		470,579		588,019
International financing guarantees in foreign currencies		616,554		842,838

		1,181,160		1,451,647

		10,857,522		14,060,160

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,785,484		2,268,081
Refund guarantees		1,301,376		1,373,649

		4,086,860		3,641,730

	￦	14,944,382	￦	17,701,890

F-2
7
0

40.2 Credit qualities of acceptances and guarantees as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Confirmed acceptances and guarantees
Grade 1	￦	8,485,824	￦	170,322	￦	—	￦	8,656,146
Grade 2		1,763,259		22,065		—		1,785,324
Grade 3		40,595		7,368		—		47,963
Grade 4		67,729		294,635		457		362,821
Grade 5		—		1,182		4,086		5,268

		10,357,407		495,572		4,543		10,857,522

Unconfirmed acceptances and guarantees
Grade 1		3,071,076		—		—		3,071,076
Grade 2		734,886		19,210		—		754,096
Grade 3		8,600		10,692		—		19,292
Grade 4		1,828		237,200		—		239,028
Grade 5		—		—		3,368		3,368

		3,816,390		267,102		3,368		4,086,860

	￦	14,173,797	￦	762,674	￦	7,911	￦	14,944,382

(In millions of Korean won)	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Confirmed acceptances and guarantees
Grade 1	￦	12,022,664	￦	—	￦	—	￦	12,022,664
Grade 2		1,870,438		23,840		—		1,894,278
Grade 3		98,224		16,147		—		114,371
Grade 4		8,291		2,975		457		11,723
Grade 5		—		230		16,894		17,124

		13,999,617		43,192		17,351		14,060,160

Unconfirmed acceptances and guarantees
Grade 1		2,281,647		2,441		—		2,284,088
Grade 2		1,306,932		15,349		—		1,322,281
Grade 3		13,982		14,781		—		28,763
Grade 4		1,171		2,652		21		3,844
Grade 5		—		175		2,579		2,754

		3,603,732		35,398		2,600		3,641,730

	￦	17,603,349	￦	78,590	￦	19,951	￦	17,701,890

F-2
71

40.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	￦	9,988,889	￦	3,397,689	￦	13,386,578	89.58
Small and medium-sized companies		736,810		454,574		1,191,384	7.97
Public sector and others		131,823		234,597		366,420	2.45

	￦	10,857,522	￦	4,086,860	￦	14,944,382	100.00

(In millions of Korean won)	December 31, 2024
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	￦	13,215,006	￦	2,972,146	￦	16,187,152	91.45
Small and medium-sized companies		747,170		423,299		1,170,469	6.61
Public sector and others		97,984		246,285		344,269	1.94

	￦	14,060,160	￦	3,641,730	￦	17,701,890	100.00

40.4 Classifications of acceptances and guarantees by industry as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	1,263,253	￦	591	￦	1,263,844	8.46
Manufacturing		5,527,285		3,109,100		8,636,385	57.79
Service		788,908		102,028		890,936	5.96
Wholesale and retail		2,297,162		614,053		2,911,215	19.48
Construction		363,517		116,950		480,467	3.22
Public sector		31,732		62,440		94,172	0.63
Others		585,665		81,698		667,363	4.46

	￦	10,857,522	￦	4,086,860	￦	14,944,382	100.00

(In millions of Korean won)	December 31, 2024
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	1,810,426	￦	1,244	￦	1,811,670	10.24
Manufacturing		8,139,583		2,709,623		10,849,206	61.29
Service		926,446		48,709		975,155	5.51
Wholesale and retail		2,410,725		594,407		3,005,132	16.98
Construction		334,561		73,389		407,950	2.30
Public sector		24,929		101,456		126,385	0.71
Others		413,490		112,902		526,392	2.97

	￦	14,060,160	￦	3,641,730	￦	17,701,890	100.00

F-2
72

40.5 Details of commitments as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023		December 31, 2024
Commitments
Corporate loan commitments	￦	55,688,438	￦	57,510,280
Retail loan commitments		56,142,850		59,100,288
Credit line of credit cards		83,325,862		87,204,864
Purchase of other securities		8,749,029		8,880,563

		203,906,179		212,695,995

Financial guarantee contracts
Credit line		5,901,644		4,747,946
Purchase of securities		745,401		475,147

		6,647,045		5,223,093

	￦	210,553,224	￦	217,919,088

40.6 Other Matters (including litigation)
a) The Group has 94 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ￦1,848,019 million, and 320 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans) with aggregate claims amount of ￦1,305,713 million. It is not possible to predict additional losses based on the outcomes of future trials. Details of major pending lawsuits in which the Group is a defendant are as follows:
(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	￦	61,755
Kookmin Bank invested the assets entrusted by OO Invest Trust Management in the Fairfield Sentry Limited and Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff. (Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.)
Bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against Kookmin Bank seeking to return the amount of redemptions received by Kookmin Bank through Fairfield Sentry Limited.

Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is pending at the New York Southern District Federal Bankruptcy Court (10-3777)]
The financial impact on Kookmin Bank is not significant because the likelihood of winning the lawsuit is high

F-2
73

40.6 Other Matters (including litigation) (cont’d)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
	Expropriation of long-term leasehold rights	1	367,500
Kookmin Bank invested assets entrusted by OO Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by long-term leasehold rights of the building and the land (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.
The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.

Following the court’s approval of the plaintiff’s urgent application for transfer of possession, the subject property has been delivered to the plaintiff, and the main proceedings are ongoing.
The lawsuit is related to a fund that Kookmin Bank is managing, so the financial impact on Kookmin Bank’s proprietary assets is not significant.

	Return of unjust enrichment	1	160,589
As MTS Bank, which was trading with Kookmin Bank through a foreign exchange account, was listed on the SDN (Specifically Designated Nationals) list of the Office of Foreign Assets Control (OFAC) under the U.S. Treasury Department, Kookmin Bank froze the foreign currency account in the name of MTS Bank.
Accordingly, MTS Bank filed a lawsuit seeking the return of the account balance to the Moscow City Commercial Court in Russia

Responding to local court trial schedule.
Due to compliance with U.S. OFAC regulations, it is determined that Kookmin Bank’s likelihood of winning the lawsuit being processed in the Russian courts is not high. However, the lawsuit amount can be covered by the balance in the plaintiff’s account, and a financial impact equivalent to the delayed interest is anticipated for Kookmin Bank.

Kookmin Bank	Claim for damages	1	102,411
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

The second trial is underway and will work with the legal representative to actively respond
Considering the winning results of the first trial and the legal review opinion of external law firms, PT Bank KB Bukopin Tbk is unlikely to lose, and its impact on Kookmin Bank is expected to be limited

F-27
4

40.6 Other Matters (including litigation) (cont’d)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
KB Securities Co., Ltd.	Request for the return of unjust enrichment and transaction amount (Australian fund)	3	55,654	As an investment broker for a private fund that lends money to a corporation (borrower) investing in Australian disability apartment rental business, KB Securities Co., Ltd. brokered investments of ￦326,500 million in trust products and funds to individual and institutional investors. However, due to the local Australian borrower’s breach of contract, the fund management was suspended, and related to this, a lawsuit was filed against KB Securities Co., Ltd. for the return of unjust enrichment and transaction amount.
No.1 case: The third trial is in progress (The first trial: On February 7, 2023, a ruling was made to pay the principal investment of ￦29,800 million and the delayed interest on it. The second trial: On January 29, 2024, the conclusion was different; a ruling was made to pay the principal investment of ￦12,000 million and the delayed interest on it.)
No. 2 case: The second trial is in progress (The first trial: On February 14, 2024, a ruling was made to pay the principal investment of ￦12,200 million and the delayed interest on it.)
No. 3 case: The second trial is in progress (The first trial: On October 26, 2023, a ruling was made to pay the remaining principal and interest of ￦8,460 million and the delayed interest on the principal of ￦8,290 million)

Meanwhile, the Group has recognized a provision for litigation amounting to ￦156,214 million in the financial statements in relation to the pending lawsuit in which it is a defendant as of December 31, 2024 (Note 24.5).
b) As of December 31, 2024, there are a total of 12 pending lawsuits related to the wage peak system, amounting to ￦42,857 million. This includes 8 cases for Kookmin Bank with a total claim amount of ￦39,144 million, 1 case for KB Securities Co., Ltd. with a claim amount of ￦2,646 million, 1 case for KB Life Insurance Co., Ltd. with a claim amount of ￦61 million, 1 case for KB Capital Co., Ltd. with a claim amount of ￦388 million, and 1 case for KB Data System Co., Ltd. with a claim amount of ￦618 million. The amount and timing of potential outflows of resources are currently unpredictable.
c) KB Real Estate Trust Co., Ltd. is carrying out the completion guarantee management-type land trust project (31 cases, including Busan Kyungbo Industrial Development, excluding construction project), that bears responsibility for the completion guarantee when the construction company fails to fulfill responsibility for the completion guarantee and bears responsibility for compensating for damages to lending financial institutions as of December 31, 2024. The total credit line of PF loan related to the completion guarantee management-type land trust project is ￦2,696,500 million, and the used credit line is ￦2,049,200 million as of December 31, 2024. As of December 31, 2024, KB Real Estate Trust Co., Ltd. is a defendant in two lawsuits (with a total claim amount of ￦25,892 million) due to the failure to fulfill the responsibility for construction completion, and three additional lawsuits (with a total claim amount of ￦53,600 million) were filed after the reporting period but before the final approval of the Financial statements. The amount of compensation for damages charged to KB Real Estate Trust Co., Ltd. is measured after determining whether the damage occurred due to the company’s

F-27
5

40.6 Other Matters (including litigation) (cont’d)

failure to fulfill the completion guarantee. Since the amount of loss cannot be measured reliably, this impact is not reflected in the Financial statements as of and for the year ended December 31, 2024.
d) As of December 31, 2024, the Financial Supervisory Service conducted a regular inspection of the operations of the holding company and its subsidiaries, Kookmin Bank and KB Life Insurance Co., Ltd. The results of the inspection and any required actions will be notified in the future.
e) Kookmin Bank is currently under investigation by the Fair Trade Commission regarding the possibility of unfair joint actions by commercial banks. It is impossible to predict the outcome of the investigation.
f) As of December 31, 2024, KB Life Insurance Co., Ltd. is undergoing a tax audit for the 2020 ~ 2022 fiscal year corporate tax. The audit is expected to conclude in January 2025, and the company is awaiting the tax assessment results. Additionally, its subsidiaries, KB Asset Management Co., Ltd. and KB Data Systems Co., Ltd., received advance notice of tax audits in January 2025. Currently, the impact on the Group cannot be predicted.
g) As of December 31, 2024, KB PRASAC BANK is undergoing a tax audit by the tax authorities for the fiscal years 2020 to 2021. Currently, the impact on KB PRASAC BANK cannot be predicted.
h) On April 7, 2023, Kookmin Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc. (hereinafter referred to as STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, of which Kookmin Bank’s subsidiary, PT Bank KB Bukopin Tbk, will issue. As a result of the agreement, Kookmin Bank will hold a call option to purchase the shares held by the STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to Kookmin Bank, also known as holding a put option right, within 1 year after the expiration of the call option period.
i) As of December 31, 2024, KB Real Estate Trust Co., Ltd. may lend ￦ 3,485,500 million to the trust accounts, which is part of the total project cost related to borrowing-type land trust contracts (including maintenance projects). Whether or not KB Real Estate Trust Co., Ltd. will lend to a trust account is not an unconditional payment obligation, and it is judged by considering all matters such as the fund balance plan of its own account and trust business.

F-27
6

41. Subsidiaries
41.1 Details of major consolidated subsidiaries as of December 31, 2024, are as follows:

Investor	Investee	Ownership (%)		Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00		Korea	Dec . 31	Banking and foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00		Korea	Dec . 31	Credit card and installment financing
	KB Asset Management Co., Ltd.	100.00		Korea	Dec . 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00		Korea	Dec . 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00		Korea	Dec . 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00		Korea	Dec . 31	Real estate trust management
	KB Investment Co., Ltd.	100.00		Korea	Dec . 31	Capital investment
	KB Data System Co., Ltd.	100.00		Korea	Dec . 31	Software advisory, development, and supply
	KB Securities Co., Ltd.	100.00		Korea	Dec . 31	Financial investment
	KB Insurance Co., Ltd.	100.00		Korea	Dec . 31	Non-life insurance
	KB Life Insurance Co., Ltd. 1	100.00		Korea	Dec . 31	Life insurance

Kookmin Bank	KB PRASAC Bank Plc. 3	100.00		Cambodia	Dec . 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00		China	Dec . 31	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00		Myanmar	Dec . 31	Microfinance services
	PT Bank Syariah Bukopin	95.92		Indonesia	Dec . 31	Banking and foreign exchange transaction
	PT Bukopin Finance	99.24		Indonesia	Dec . 31	Micro finance services
	KB Bank Myanmar Co., Ltd.	100.00		Myanmar	Dec . 31	Micro finance services
	KB FUND PARTNERS Co., Ltd.	100.00		Korea	Dec . 31	Other unclassified financial services

Kookmin Bank, KB Kookmin Card Co., Ltd., KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Capital Co., Ltd.	PT Bank KB Bukopin, Tbk.	67.57	1	Indonesia	Dec . 31	Banking and foreign exchange transaction

KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00		United States	Dec . 31	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00		China	Dec . 31	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.81		Vietnam	Dec . 31	Investment advisory and securities trading
	KB FINA Joint Stock Company	100.00		Vietnam	Dec . 31	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00		Indonesia	Dec . 31	Investment advisory and securities trading
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00		United States	Dec . 31	Management service
	KBFG Insurance(China) Co., Ltd.	100.00		China	Dec . 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00		Indonesia	Dec . 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00		Korea	Dec . 31	Claim service
	KB Sonbo CNS	100.00		Korea	Dec . 31	Management service
	KB Healthcare Co., Ltd.	100.00		Korea	Dec . 31	Information and communication

F-27
7

41.1 Details of major consolidated subsidiaries as of December 31, 2024, are as follows (cont’d):

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry

KB Life Insurance Co., Ltd. 1	KB Life Partners Co., Ltd.	100.00	Korea	Dec . 31	Insurance agent
	KB Golden Life Care Co., Ltd.	100.00	Korea	Dec . 31	Service

KB Kookmin Card Co., Ltd.	KB Credit Information Co., Ltd.	100.00	Korea	Dec . 31	Collection of receivables or credit investigation
	KB DAEHAN SPECIALIZED BANK PLC. 4	97.50	Cambodia	Dec . 31	Specialized Credit Finance
	PT. KB Finansia Multi Finance	80.00	Indonesia	Dec . 31	Specialized Credit Finance

	KB J Capital Co., Ltd.	77.40	Thailand	Dec . 31	Specialized Credit Finance

KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Dec . 31	Auto Installment finance
	KB Fintech Inc. 5	95.95	Korea	Dec . 31	E-commerce

KB Kookmin Card Co., Ltd. KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Dec . 31	Auto Installment finance

Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Dec . 31	Service

KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Dec . 31	General advisory
	PT KB Valbury Asset Management 2	70.00	Indonesia	Dec . 31	Collective investment
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Dec . 31	Collective investment

1	Among the ownership in PT Bank KB Bukopin, Tbk., 0.05% (100,000,000 shares) is no-voting shares with no-dividends.
2
In January 2024, PT Valbury Capital Management was changed from a subsidiary of KB Securities Co., Ltd. to a subsidiary of KB Asset Management Co., Ltd., and its name was changed to PT KB Valbury Asset Management during the second quarter.

3
On September 1, 2023, PRASAC Microfinance Institution PLC.(merging entity), a subsidiary of Kookmin Bank Co., Ltd., merged with Kookmin Bank Cambodia PLC.(merged entity). The official name of PRASAC Microfinance Institution PLC.(merging entity) has changed to KB PRASAC BANK PLC.

4	KB DAEHAN SPECIALIZED BANK PLC. (merging entity) merged with i-Finance Leasing PLC.(merged entity) on December 19, 2024.
5	On October 14, 2024, Teamwink Co., Ltd. changed its name to KB Fintech Co., Ltd.

F-27
8

41.2 Details of consolidated structured entities as of December 31, 2024, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 73 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No.2 and 217 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.
If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

9

41.3 Condensed financial information of major subsidiaries as of and for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)
	December 31, 2023						2023
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank 1	￦	530,012,853	￦	493,464,126	￦	36,548,727	￦	45,032,120	￦	3,261,499	￦	3,889,625
KB Securities Co., Ltd. 1,2		61,266,990		54,967,833		6,299,157		11,580,526		389,618		389,602
KB Insurance Co., Ltd. 1,2		37,716,952		31,470,770		6,246,182		11,861,602		713,281		878,499
KB Kookmin Card Co., Ltd. 1		29,365,575		24,545,752		4,819,823		4,205,146		351,133		307,336
KB Life Insurance Co., Ltd. 1,2		31,953,218		28,050,932		3,902,286		2,557,861		84,756		500,647
KB Asset Management Co., Ltd. 1		377,919		109,645		268,274		204,202		61,525		61,756
KB Capital Co., Ltd. 1,2		16,560,800		14,300,771		2,260,029		2,295,471		186,505		182,075
KB Real Estate Trust Co., Ltd. 1		859,408		573,348		286,060		148,763		(84,073)		(84,476)
KB Savings Bank Co., Ltd.		2,661,999		2,468,223		193,776		234,197		(90,568)		(90,430)
KB Investment Co., Ltd. 1		1,544,836		1,265,361		279,475		154,287		9,187		9,188
KB Data System Co., Ltd. 1		61,508		40,616		20,892		230,825		125		(1,594)

(In millions of Korean won)
	December 31, 2024						2024
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank 1	￦	562,887,180	￦	524,859,860	￦	38,027,320	￦	51,497,328	￦	3,251,759	￦	3,408,978
KB Securities Co., Ltd. 1,2		63,384,389		56,498,405		6,885,984		10,736,175		585,682		630,103
KB Insurance Co., Ltd. 1,2		40,776,375		34,982,351		5,794,024		12,818,501		839,494		(125,414)
KB Kookmin Card Co., Ltd. 1		30,541,628		25,236,827		5,304,801		4,428,688		402,715		437,030
KB Life Insurance Co., Ltd. 1,2		34,047,554		30,984,400		3,063,154		2,821,601		164,272		(906,210)
KB Asset Management Co., Ltd. 1		414,942		120,224		294,718		246,184		66,500		67,757
KB Capital Co., Ltd. 1,2		18,115,495		15,654,177		2,461,318		2,620,487		222,041		225,609
KB Real Estate Trust Co., Ltd. 1		1,113,466		627,898		485,568		139,656		(113,332)		(113,652)
KB Savings Bank Co., Ltd.		2,575,739		2,393,523		182,216		225,173		(11,366)		(11,560)
KB Investment Co., Ltd. 1		1,529,823		1,245,883		283,940		215,834		4,368		4,466
KB Data System Co., Ltd. 1		62,270		40,219		22,051		241,652		1,978		1,149

1	Financial information is based on its consolidated financial statements.
2	Includes fair value adjustments arising from the acquisition.

F-2
80

41.4 The Characteristics of Risks Associated with Consolidated Structured Entities
The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:
41.4.1 The Group has provided payment guarantees of ￦4,282,424 million to KBD TOWER 1ST LLC and other consolidated structured entities.
41.4.2 The Group has provided capital commitment to 68 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ￦1,905,221 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.
41.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.
41.5 Changes in Subsidiaries
41.5.1 Subsidiaries newly included in consolidation for the year ended December 31, 2024, are as follows:

Company	Reasons of obtaining control
KB FUND PARTNERS Co., Ltd. and 12 others	Holds more than half of the ownership interests
TLDC PTE. LTD. and 19 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt
KB Global Private Real Estate Debt Fund No.31(USD)(FoFs) and 33 others	Holds the power to determine the operation of the funds and is exposed to variable returns by holding significant amount of ownership interests
KB Secondary Plus Fund 2 and 1 other	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests
41.5.2 Subsidiaries excluded from consolidation for the year ended December 31, 2024, are as follows:

Company	Reasons of losing control
Beomuh Landmark the 2nd L.L.C. and 50 others	Termination of the commitments
i-Finance Leasing Plc. and 16 others	Liquidation
Orient Kwang-yang Co., Ltd. and 7 others	Disposal
KB Money Market Active ETF (Bond) and 16 others	Decrease in ownership interests to less than majority

F-2
81

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

F-2
82

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	December 31, 2023
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entities	￦	114,891,212	￦	593,418,756	￦	4,893,076	￦	142,477,227	￦	855,680,271
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	￦	98,771	￦	15,553,522	￦	7,249	￦	4,895,929	￦	20,555,471
Loans measured at amortized cost		11,487,358		580,121		112,867		2,959,032		15,139,378
Financial investments		—		—		—		10,382,744		10,382,744
Investments in associates		—		418,484		—		—		418,484
Other assets		7,823		1,919		686,208		11,969		707,919

	￦	11,593,952	￦	16,554,046	￦	806,324	￦	18,249,674	￦	47,203,996

Liabilities:
Deposits	￦	2,202,888	￦	52,921	￦	—	￦	359,418	￦	2,615,227
Derivative financial liabilities		—		288		—		—		288
Other liabilities		4,442		43		57		2,082		6,624

	￦	2,207,330	￦	53,252	￦	57	￦	361,500	￦	2,622,139

Maximum exposure *
Assets held	￦	11,593,952	￦	16,554,046	￦	806,324	￦	18,249,674	￦	47,203,996
Purchase and investment commitments		471,052		6,138,638		10,250		1,183,800		7,803,740
Unused credit		1,406,447		—		36,672		5,006,963		6,450,082
Acceptances and guarantees and loan commitments		792,848		—		—		15,405		808,253

	￦	14,264,299	￦	22,692,684	￦	853,246	￦	24,455,842	￦	62,266,071

Methods of determining the maximum exposure		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and Investment agreements		Trust paying dividends by results: Total amount of trust exposure		Providing credit lines/ purchase commitments/ loan commitments and acceptances and guarantees

F-2
83

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	December 31, 2024
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entities	￦	157,770,828	￦	1,934,544,704	￦	6,013,014	￦	160,056,159	￦	2,258,384,705
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	￦	61,079	￦	17,801,830	￦	152,629	￦	4,432,933	￦	22,448,471
Derivative financial assets		—		4,111		—		7,742		11,853
Loans measured at amortized cost		11,508,337		528,738		100,087		2,998,984		15,136,146
Financial investments		—		—		—		10,438,641		10,438,641
Investments in associates		—		489,021		—		—		489,021
Other assets		4,796		41,398		1,154,232		11,114		1,211,540

	￦	11,574,212	￦	18,865,098	￦	1,406,948	￦	17,889,414	￦	49,735,672

Liabilities:
Deposits	￦	2,512,650	￦	117,624	￦	—	￦	355,442	￦	2,985,716
Derivative financial liabilities		—		8,788		—		—		8,788
Other liabilities		5,302		764		—		1,465		7,531

	￦	2,517,952	￦	127,176	￦	—	￦	356,907	￦	3,002,035

Maximum exposure *
Assets held	￦	11,574,212	￦	18,865,098	￦	1,406,948	￦	17,889,414	￦	49,735,672
Purchase and investment commitments		36,332		6,300,397		27,130		1,046,568		7,410,427
Unused credit		1,554,565		30,568		573		3,788,715		5,374,421
Acceptances and guarantees and loan commitments		974,869		—		—		527,677		1,502,546

	￦	14,139,978	￦	25,196,063	￦	1,434,651	￦	23,252,374	￦	64,023,066

Methods of determining the maximum exposure		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and Investment agreements		Trust paying dividends by results: Total amount of trust exposure		Providing credit lines/ purchase commitments/ loan commitments and acceptances and guarantees

*	Maximum exposure includes the asset amounts, after deducting loss (provisions for credit losses, impairment losses, and others), recognized in the consolidated financial statements of the Group.

F-28
4

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
43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)
		2022		2023		2024
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	￦	5,194	￦	5,101	￦	5,337
Korea Credit Bureau Co., Ltd.	Interest expense		1		1		1
	Fee and commission income		649		776		727
	Fee and commission expense		3,973		8,444		10,203
	Insurance income		4		3		3
	Reversal of credit losses		—		—		2
	Provision for credit losses		—		1		—
	Other operating expenses		15		15		11
Incheon Bridge Co., Ltd.	Interest income		7,516		10,420		14,006
	Interest expense		517		979		986
	Fee and commission income		23		28		34
	Fee and commission expense		6		7		9
	Insurance income		212		219		222
	Gains on financial instruments at fair value through profit or loss		—		334		2,129
	Losses on financial instruments at fair value through profit or loss		4,434		—		—
	Reversal of credit losses		28		—		9
	Provision for credit losses		9		54		—
Kendai Co., Ltd.	Other non-operating expenses		3		—		—
Aju Good Technology Venture Fund	Interest expense		108		111		3
Taeyoungjungkong Co., Ltd.	Interest income		—		2		—
KB Star Office Private Real Estate Master Fund No. 1*	Interest expense		2		—		—
	Fee and commission income		276		—		—
Star-Lord General Investors Private Real Estate Investment Company No. 10	Insurance income		97		137		116
	Interest income		3,098		5,934		5,939
	Interest expense		413		543		260
	Fee and commission income		—		20		—
	Provision for credit losses		1		4		1
	General and administrative expenses		5,562		9,720		9,055
	Other income		—		—		363
KG Capital Co., Ltd. *	Interest income		889		293		—
	Fee and commission income		47		18		—
	Fee and commission expense		10		1		—
	Insurance income		43		13		—
	Other operating income		487		—		—
	Other operating expenses		32		11		—
	Reversal of credit losses		—		55		—
	Provision for credit losses		9		—		—

F-28
5

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)
		2022	2023	2024
Food Factory Co., Ltd.	Interest income	80	62	317
	Interest expense	6	1	1
	Insurance income	10	9	3
	Fee and commission income	1	—	—
	Gains on financial instruments at fair value through profit or loss	33	43	—
	Losses on financial instruments at fair value through profit or loss	—	—	238
	Reversal of credit losses	1	2	—
KB Pre IPO Secondary Venture Fund No.1 *	Fee and commission income	1,204	—	—
Acts Co., Ltd. *	Insurance income	2	—	—
Dongjo Co., Ltd.	Interest income	9	36	34
POSCO-KB Shipbuilding Fund	Fee and commission income	177	(99)	—
Paycoms Co., Ltd. *	Interest income	7	154	—
	Gains on financial instruments at fair value through profit or loss	39	—	—
Big Dipper Co., Ltd.	Interest expense	1	—	—
	Fee and commission expense	393	266	243
	Provision for credit losses	—	—	4
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	1	—	—
	Fee and commission income	129	—	—
KB-TS Technology Venture Private Equity Fund	Fee and commission income	185	324	175
KB-SJ Tourism Venture Fund	Fee and commission income	209	312	272
Banksalad Co., Ltd.	Losses on financial instruments at fair value through profit or loss	—	—	5,489
	Fee and commission income	36	37	36
	Fee and commission expense	17	11	4
Iwon Alloy Co., Ltd.	Insurance income	1	1	—
Bioprotect Ltd.	Gains on financial instruments at fair value through profit or loss	—	—	627
	Losses on financial instruments at fair value through profit or loss	—	—	473
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income	43	40	59
	Gains on financial instruments at fair value through profit or loss	—	—	911
	Losses on financial instruments at fair value through profit or loss	—	—	872
RMGP Bio-Pharma Investment, L.P.	Gains on financial instruments at fair value through profit or loss	—	—	3
KB-MDI Centauri Fund L.P.	Fee and commission income	487	491	452
	Gains on financial instruments at fair value through profit or loss	—	—	2,602
	Losses on financial instruments at fair value through profit or loss	—	—	537

F-28
6

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)
		2022	2023	2024
Hibiscus Fund L.P.	Fee and commission income	524	928	491
	Gains on financial instruments at fair value through profit or loss	—	—	2,302
	Losses on financial instruments at fair value through profit or loss	—	—	500
RMG-KB BP Management Ltd.	Gains on financial instruments at fair value through profit or loss	—	—	36
RMG-KB BioAccess Fund L.P.	Fee and commission income	325	326	344
	Gains on financial instruments at fair value through profit or loss	—	—	824
	Losses on financial instruments at fair value through profit or loss	—	—	1,333
S&E Bio Co., Ltd.	Interest income	—	—	44
	Interest expense	2	43	16
	Provision for credit losses	—	—	16
Contents First Inc.	Interest income	128	346	482
	Interest expense	34	73	36
	Fee and commission income	1	2	2
	Gains on financial instruments at fair value through profit or loss	—	—	5,936
	Provision for credit losses	1	8	5
	Reversal of credit losses	—	—	1
December & Company Inc. *	Insurance income	174	187	—
GENINUS Inc. *	Interest expense	12	—	—
Pin Therapeutics Inc.	Interest expense	110	101	154
	Provision for credit losses	—	—	4
Wyatt Co., Ltd.	Interest income	—	—	378
	Gains on financial instruments at fair value through profit or loss	—	—	2,739
	Insurance income	142	102	138
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *	Interest expense	6	4	4
	Fee and commission income	423	209	—
Spark Biopharma Inc.	Interest expense	272	468	293
	Provision for credit losses	—	—	13
	Gains on financial instruments at fair value through profit or loss	—	—	3,823
	Losses on financial instruments at fair value through profit or loss	—	—	1,639
Skydigital Inc.	Fee and commission income	3	3	2
Il-Kwang Electronic Materials Co., Ltd.	Other non-operating expenses	1	—	—
SO-MYUNG Recycling Co., Ltd.	Insurance income	—	—	1
	Other non-operating expenses	2	—	—
KB No.17 Special Purpose Acquisition Company*	Interest expense	1	—	—

F-28
7

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)
		2022	2023	2024
KB No.18 Special Purpose Acquisition Company*	Interest expense	5	—	—
KB No.19 Special Purpose Acquisition Company*	Interest expense	5	—	—
KB No.20 Special Purpose Acquisition Company*	Interest expense	22	—	—
KB No.21 Special Purpose Acquisition Company	Fee and commission income	263	—	—
	Gains on financial instruments at fair value through profit or loss	1,469	28	136
	Interest expense	30	68	75
KB No.22 Special Purpose Acquisition Company *	Fee and commission income	175	—	—
	Gains on financial instruments at fair value through profit or loss	982	1,013	—
	Interest expense	1	2	1
KB No.23 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss	1,476	—	—
	Losses on financial instruments at fair value through profit or loss	—	1,483	—
	Interest expense	23	46	—
KB No.24 Special Purpose Acquisition Company *	Interest expense	1	7	—
KB No.25 Special Purpose Acquisition Company	Interest expense	—	39	53
	Gains on financial instruments at fair value through profit or loss	—	1,130	—
	Losses on financial instruments at fair value through profit or loss	—	—	175
KB No.26 Special Purpose Acquisition Company	Interest expense	—	38	57
	Gains on financial instruments at fair value through profit or loss	—	1,209	—
	Losses on financial instruments at fair value through profit or loss	—	—	54
KB No.27 Special Purpose Acquisition Company	Interest expense	—	65	158
	Gains on financial instruments at fair value through profit or loss	—	3,059	—
	Losses on financial instruments at fair value through profit or loss	—	—	177
KB No.28 Special Purpose Acquisition Company	Interest expense	—	—	45
	Fee and commission income	—	—	175
	Gains on financial instruments at fair value through profit or loss	—	—	1,118
KB No.29 Special Purpose Acquisition Company	Fee and commission income	—	—	210
	Gains on financial instruments at fair value through profit or loss	—	—	1,525
	Interest expense	—	—	43

KB No.30 Special Purpose Acquisition Company	Interest expense	—	—	21
	Fee and commission income	—	—	175
	Gains on financial instruments at fair value through profit or loss	—	—	1,445

F-28
8

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)
		2022	2023	2024
KB No.31 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss	—	—	2,111
	Interest expense	—	—	13
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income	345	320	255
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income	706	582	402
	Other operating income	—	113	—
COSES GT Co., Ltd. *	Gains on financial instruments at fair value through profit or loss	—	—	20
	Losses on financial instruments at fair value through profit or loss	—	4,910	—
	Interest income	23	30	—
	Interest expense	1	—	—
	Provision for credit losses	3	—	—
	Reversal of credit losses	—	5	—
TeamSparta Inc.	Fee and commission income	—	11	54
	Provision for credit losses	—	2	—
	Reversal of credit losses	—	—	1
	Interest expense	19	212	165
Newavel Co., Ltd.	Interest expense	1	—	—
	Losses on financial instruments at fair value through profit or loss	—	—	3,000
SuperNGine Co., Ltd.	Interest income	—	25	43
	Fee and commission income	—	1	—
	Provision for credit losses	—	6	33
Desilo Inc.	Interest income	9	13	14
	Provision for credit losses	—	3	—
Turing Co., Ltd.	Interest expense	1	7	29
	Interest income	—	24	61
	Provision for credit losses	—	14	—
	Reversal of credit losses	—	—	8
IGGYMOB Co., Ltd.	Losses on financial instruments at fair value through profit or loss	—	—	5,000
	Interest expense	1	—	—
Kukka Co., Ltd.	Interest expense	2	—	—
ZIPDOC Inc.	Losses on financial instruments at fair value through profit or loss	—	—	2,000
	Interest expense	1	—	—
	Reversal of credit losses	3	—	—
Grinergy Co., Ltd. *	Provision for credit losses	—	1	2
	Gains on financial instruments at fair value through profit or loss	—	—	1,288
	Losses on financial instruments at fair value through profit or loss	—	—	119
	Interest expense	—	1	—

9

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022, 2023 and 2024, are as follows (CONTINUED):

(In millions of Korean won)
		2022	2023	2024
Chabot Mobility Co., Ltd.	Fee and commission income	—	—	1
	Interest expense	1	—	1
	Fee and commission expense	824	2,154	2,364
	Gains on financial instruments at fair value through profit or loss	—	—	579
Wemade Connect Co., Ltd.	Insurance income	3	2	2
	Interest expense	81	316	270
	Fee and commission income		—	5
	Provision for credit losses	—	9	10
	Losses on financial instruments at fair value through profit or loss		—	4,827
	Reversal of credit losses	1	—	—
TMAP Mobility Co., Ltd.	Interest expense	226	1,460	3,077
	Fee and commission income	—	2	5
	Fee and commission expense	78	998	1,292
	Provision for credit losses	—	—	3
	Reversal of credit losses	—	9	—
	Insurance income	—	209	1,200
Nextrade Co., Ltd.	Interest expense	263	2,911	2,481
WJ Private Equity Fund No.1	Fee and commission income	7	7	7
UPRISE, Inc.	Interest expense	3	—	—
	Losses on financial instruments at fair value through profit or loss	—	—	3,893
Channel Corporation	Interest expense	43	67	10
	Losses on financial instruments at fair value through profit or loss	—	—	103
	Gains on financial instruments at fair value through profit or loss	—	—	4,837
CWhy Inc.	Insurance income	2	2	9
CellinCells Co., Ltd	Provision for credit losses	—	—	2
KB Social Impact Investment Fund	Fee and commission income	286	284	250
KB-UTC Inno-Tech Venture Fund	Fee and commission income	449	431	230
	Other operating income	—	3	—
KBSP Private Equity Fund No.4	Fee and commission income	211	—	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income	561	1,052	619
2020 KB Fintech Renaissance Fund	Fee and commission income	147	147	147
KB Material and Parts No.1 PEF *	Fee and commission income	353	705	175
	Other operating income	—	34	—
FineKB Private Equity Fund No.1	Fee and commission income	641	378	569
	Gains on financial instruments at fair value through profit or loss	—	16	32
Paramark KB Fund No.1	Fee and commission income	356	129	118
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income	905	1,300	1,300
	Gains on financial instruments at fair value through profit or loss	—	—	1

F-2
90

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022, 2023 and 2024, are as follows (CONTINUED):

(In millions of Korean won)
		2022	2023	2024
KB Bio Private Equity No.3 Ltd.*	Fee and commission income	4,035	—	—
KB-KTB Technology Venture Fund	Fee and commission income	600	669	342
THE CHAEUL FUND NO.1	Fee and commission income	82	—	—
Bluepointpartners Inc.	Losses on financial instruments at fair value through profit or loss	—	—	237
KB-Solidus Global Healthcare Fund	Fee and commission income	350	284	17
	Gains on financial instruments at fair value through profit or loss	—	8,400	700
SwatchOn Inc.*	Fee and commission income	5	—	—
	Interest expense	5	—	—
ASSEMBLE CORPORATION	Interest income	61	88	117
	Interest expense	2	—	—
	Fee and commission income	1	1	2
	Insurance income	—	1	2
	Provision for credit losses	3	49	—
	Reversal of credit losses	—	—	20
KB Cape No.1 Private Equity Fund *	Fee and commission income	72	217	37
	Gains on financial instruments at fair value through profit or loss	—	—	82
	Losses on financial instruments at fair value through profit or loss	—	16	—
KB-GeneN Medical Venture Fund No.1	Fee and commission income	76	89	89
KB-BridgePole Venture Investment Fund *	Fee and commission income	118	135	101
	Other operating income	—	638	—
KB-BridgePole Venture Investment Fund No.2	Fee and commission income	—	20	105
KB-Kyobo New Mobility Power Fund *	Fee and commission income	69	79	76
KB Co-Investment Private Equity Fund No.1	Fee and commission income	483	904	1,434
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income	435	1,173	1,134
KB-FT Green Growth 1st Technology Investment Association	Fee and commission income	—	135	136
	Interest expense	—	14	12
Spoon Radio Co., Ltd.	Losses on financial instruments at fair value through profit or loss	—	—	911
Gushcloud Talent Agency	Gains on financial instruments at fair value through profit or loss	—	—	228
KB-SUSUNG 1st Investment Fund	Fee and commission income	—	129	192
KB-SUSUNG 2st Investment Fund	Fee and commission income		—	78
Youngwon Corporation *	Insurance income	—	1	—
Seokwang T&I Co., Ltd	Insurance income	—	1	2
3D Interactive Co., Ltd.	Fee and commission income	—	7	1
	Interest expense	—	10	1
	Provision for credit losses	—	2	—

F-2
91

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022, 2023 and 2024, are as follows (CONTINUED):

(In millions of Korean won)
		2022	2023	2024
Bigwave Robotics Crop.	Fee and commission income	—	—	1
	Interest income	—	(1)	—
	Interest expense	—	1	6
U-KB Credit No.1 Private Equity	Fee and commission income	—	228	970
KY Global Cell & Gene Private Equity Fund 2nd *	Interest expense	—	42	(38)
KB-SOLIDUS Healthcare Investment Fund	Fee and commission income	—	—	768
AKK Robotech Valueup New Technology Investment Fund	Fee and commission income	—	—	101
New Daegu Busan Expressway Co., Ltd.	Interest income	—	—	2,458
	Reversal of credit losses	—	—	3
	Interest expense	—	—	3,680
	Insurance income	—	—	257
AIM FUTURE, Inc.	Interest income	—	—	44
	Interest expense	—	—	48
	Insurance income	—	—	1
	Provision for credit losses	—	—	3
ADP Holdings Co., Ltd.	Interest expense	—	—	61
ADPGREEN	Interest expense	—	—	26
	Provision for credit losses	—	—	11
	Insurance income	—	—	73
KB-CJ Venture Fund 1st	Fee and commission income	—	—	80
OKXE Inc.	Gains on financial instruments at fair value through profit or loss	—	—	1,922
Ascent Global Fund III	Gains on financial instruments at fair value through profit or loss	—	—	261
Elev8-Capital Fund I	Gains on financial instruments at fair value through profit or loss	—	—	1,143
	Losses on financial instruments at fair value through profit or loss	—	—	2,450
H Energy Co., Ltd *	Gains on financial instruments at fair value through profit or loss	—	—	3,106
XL8 INC.	Gains on financial instruments at fair value through profit or loss	—	—	721
SDT Inc.	Interest expense	—	—	13
	Gains on financial instruments at fair value through profit or loss	—	—	527
DYNE MEDICAL GROUP Inc.	Interest income	—	—	26
	Interest expense	—	—	118
	Fee and commission income	—	—	1
	Insurance income	—	—	4
	Provision for credit losses	—	—	22
Bitgoeul Cheomdan Green 1st Co., Ltd.	Interest expense	—	—	1
Logpresso Inc.	Interest expense	—	—	3

F-2
92

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2022, 2023 and 2024, are as follows (CONTINUED):

(In millions of Korean won)
		2022	2023	2024
Onheal Co., Ltd.	Interest expense	—	—	(20)
	Fee and commission income	—	—	8
TriOar Inc.	Interest expense	—	—	235
Blinkers Inc. *	Losses on financial instruments at fair value through profit or loss	—	—	508
KB-VEP Contact Fund	Fee and commission income	—	—	44
SD Speed Co., Ltd.	Insurance income	—	—	1
KB-Cyrus Tourism Venture Fund	Fee and commission income	—	—	64
Qoala	Gains on financial instruments at fair value through profit or loss	—	—	1,097
FineKB Private Equity Fund No.2	Fee and commission income	—	—	122
GCSM Holdings Limited	Gains on financial instruments at fair value through profit or loss	—	—	5,590
MitoImmune Therapeutics	Losses on financial instruments at fair value through profit or loss	—	—	5,426
Honest Fund, Inc.	Losses on financial instruments at fair value through profit or loss	—	—	3,556
KB Rejuvenation Fund	Fee and commission income	—	—	3
Allra Fintech Corp.	Provision for credit losses	—	—	2
	Interest expense	—	—	17
Yeoulhyulgangho	Interest expense	—	—	1
Others
Retirement pension	Fee and commission income	1,352	1,567	1,720
	Interest expense	39	27	47

*	Excluded from the Group’s related party as of December 31, 2024.
Meanwhile, the Group purchased installment financial assets, etc. from KG Capital Co., Ltd. amounting to ￦373,044 million for the year ended December 31 2023.

F-2
93

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)		December 31, 2023		December 31, 2024
Associates and joint ventures
Balhae Infrastructure Company	Other assets	￦	1,304	￦	1,431
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		37		36
	Deposits		17,003		40,570
	Provisions		2		—
	Insurance liabilities		1		1
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		33,282		35,411
	Loans measured at amortized cost (gross amount)		80,512		70,012
	Allowances for credit losses		38		31
	Other assets		528		389
	Deposits		40,992		43,867
	Provisions		45		40
	Insurance liabilities		87		89
	Other liabilities		504		442
Jungdo Co., Ltd.	Deposits		4		4
Dae-A Leisure Co., Ltd.	Deposits		150		—
Aju Good Technology Venture Fund	Deposits		1,202		1,809
	Other liabilities		1		—
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,590		149,898
	Allowances for credit losses		5		5
	Property and equipment		8,934		4,356
	Other assets		8,689		8,860
	Insurance liabilities		44		35
	Other liabilities		11,741		5,107
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		103		46
KB Cape No.1 Private Equity Fund	Financial assets at fair value through profit or loss		1,935		—
	Other assets		73		—
RAND Bio Science Co., Ltd.	Deposits		4		4
	Loans measured at amortized cost (gross amount)		1		—
Food Factory Co., Ltd.	Financial assets at fair value through profit or loss		738		—
	Loans measured at amortized cost (gross amount)		2,137		1,764
	Allowances for credit losses		2		1
	Other assets		5		4
	Deposits		629		907
	Insurance liabilities		2		8
	Other liabilities		1		1
POSCO-KB Shipbuilding Fund	Other assets		678		—

F-29
4

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)		December 31, 2023	December 31, 2024
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)	14	43
	Allowances for credit losses	—	3
	Deposits	40	123
	Other liabilities	8	8
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	46	39
Iwon Alloy Co., Ltd.	Deposits	1	2
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	5,938	7,205
	Other liabilities	62	3
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	20	25
Wyatt Co., Ltd.	Financial assets at fair value through profit or loss	6,000	3,000
	Deposits	1	1
	Insurance liabilities	73	78
Skydigital Inc.	Deposits	65	30
Banksalad Co., Ltd.	Financial assets at fair value through profit or loss	9,148	2,059
Spark Biopharma Inc.	Financial assets at fair value through profit or loss	7,450	4,634
	Loans measured at amortized cost (gross amount)	17	15
	Deposits	11,419	4,759
	Other liabilities	90	22
	Allowances for credit losses	—	7
	Provisions	—	6
UPRISE, Inc.	Financial assets at fair value through profit or loss	5,710	1,817
Stratio, Inc.	Financial assets at fair value through profit or loss	1,000	1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss	3,999	442
CellinCells Co., Ltd.	Financial assets at fair value through profit or loss	2,000	2,000
	Loans measured at amortized cost (gross amount)	3	1
	Deposits	37	13
	Provisions	—	1
Channel Corporation	Financial assets at fair value through profit or loss	16,906	20,141
	Deposits	2,030	6
	Other liabilities	11	—
KB No.21 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,987	3,122
	Deposits	2,261	2,247
	Other liabilities	38	36

F-29
5

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)		December 31, 2023	December 31, 2024
KB No.22 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss	2,985	—
	Deposits	1,848	—
KB No.23 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss	1,489	—
KB No.25 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,025	1,850
	Deposits	1,586	1,545
	Other liabilities	39	39
KB No.26 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,204	2,150
	Deposits	1,761	1,763
	Other liabilities	37	31
KB No.27 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	6,054	5,877
	Deposits	4,497	4,613
	Other liabilities	65	55
KB No.28 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	2,113
	Deposits	—	1,910
	Other liabilities	—	45
KB No.29 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	3,015
	Deposits	—	2,338
	Other liabilities	—	43
KB No.30 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	2,835
	Deposits	—	1,786
	Other liabilities	—	20
KB No.31 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	4,301
	Deposits	—	2,352
	Other liabilities	—	13
COSES GT Co., Ltd. *	Loans measured at amortized cost (gross amount)	1	—
	Deposits	1	—
MitoImmune Therapeutics	Financial assets at fair value through profit or loss	7,000	1,574
KB-Solidus Global Healthcare Fund	Other assets	284	—
Bioprotect Ltd.	Financial assets at fair value through profit or loss	4,474	4,628

F-29
6

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)		December 31, 2023	December 31, 2024
ASSEMBLE CORPORATION	Financial assets at fair value through profit or loss	4,000	4,000
	Loans measured at amortized cost (gross amount)	2,155	2,021
	Allowances for credit losses	62	43
	Other assets	5	11
	Deposits	78	18
	Other liabilities	1	1
	Provisions	3	1
	Insurance liabilities	—	1
SO-MYUNG Recycling Co., Ltd.	Insurance liabilities	—	1
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss	1,200	1,200
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss	4,000	4,000
	Loans measured at amortized cost (gross amount)	13	2,016
	Other assets	—	3
	Deposits	2,342	772
	Other liabilities	13	3
	Allowances for credit losses	—	15
	Provisions	—	2
Bluepointpartners Inc.	Financial assets at fair value through profit or loss	1,874	1,636
4N Inc.	Deposits	49	4
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss	3,100	3,100
	Loans measured at amortized cost (gross amount)	—	4
	Deposits	904	302
Contents First Inc.	Financial assets at fair value through profit or loss	7,277	13,213
	Loans measured at amortized cost (gross amount)	10,365	10,065
	Allowances for credit losses	7	12
	Other assets	4	3
	Deposits	1,072	729
	Provisions	1	—
	Other liabilities	6	4
KB-MDI Centauri Fund L.P.	Financial assets at fair value through profit or loss	18,993	21,058
	Other assets	221	—
2020 KB Fintech Renaissance Fund	Other assets	37	37
OKXE Inc.	Financial assets at fair value through profit or loss	800	2,722

7

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)		December 31, 2023	December 31, 2024
Newavel Co., Ltd.	Loans measured at amortized cost (gross amount)	13	20
	Financial assets at fair value through profit or loss	3,000	—
	Deposits	46	—
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)	11	29
	Financial assets at fair value through profit or loss	5,000	7,000
	Deposits	265	11,133
	Other liabilities	—	117
	Allowances for credit losses	—	3
IMBiologics Corp.	Loans measured at amortized cost (gross amount)	5	2
	Financial assets at fair value through profit or loss	7,000	7,000
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	603	482
	Deposits	69	217
	Allowances for credit losses	6	39
	Other assets	1	1
	Financial assets at fair value through profit or loss	1,996	1,996
Desilo Inc.	Financial assets at fair value through profit or loss	3,168	3,168
	Loans measured at amortized cost (gross amount)	300	300
	Allowances for credit losses	5	5
	Deposits	3	3
Turing Co., Ltd.	Financial assets at fair value through profit or loss	3,000	3,000
	Loans measured at amortized cost (gross amount)	1,901	900
	Allowances for credit losses	14	6
	Other assets	11	2
	Deposits	1,726	819
	Other liabilities	6	—
IGGYMOB Co., Ltd.	Financial assets at fair value through profit or loss	5,000	—
	Loans measured at amortized cost (gross amount)	7	—
Kukka Co., Ltd.	Financial assets at fair value through profit or loss	2,490	2,490
	Insurance liabilities	—	1
ZIPDOC Inc.	Financial assets at fair value through profit or loss	2,000	—
	Deposits	181	1

F-2
98

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)		December 31, 2023	December 31, 2024
TeamSparta Inc.	Loans measured at amortized cost (gross amount)	307	5
	Financial assets at fair value through profit or loss	4,001	4,001
	Provisions	1	1
	Deposits	7,672	18,635
	Other liabilities	62	34
	Allowances for credit losses	1	—
Chabot Mobility Co., Ltd.	Financial assets at fair value through profit or loss	2,000	2,580
	Deposits	164	631
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss	12,293	7,466
	Loans measured at amortized cost (gross amount)	44	29
	Allowances for credit losses	6	9
	Provisions	8	14
	Deposits	8,843	5,465
	Insurance liabilities	1	4
	Other liabilities	53	38
Nextrade Co., Ltd.	Deposits	56,203	15,281
	Other liabilities	3,174	1,579
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)	106	73
	Allowances for credit losses	1	1
	Deposits	80,016	100,010
	Insurance liabilities	—	235
	Other liabilities	763	548
	Provisions	2	5
FutureConnect Co., Ltd.	Financial assets at fair value through profit or loss	1,499	1,499
Gushcloud Talent Agency	Financial assets at fair value through profit or loss	3,688	—
Grinergy Co., Ltd. *	Loans measured at amortized cost (gross amount)	—	1
	Financial assets at fair value through profit or loss	6,486	—
	Provisions	1	2
NexThera Co., Ltd.	Financial assets at fair value through profit or loss	3,000	3,000
FineKB Private Equity Fund No.1	Other assets	13	144
Paramark KB Fund No.1	Other liabilities	34	45
KB Social Impact Investment Fund	Other assets	260	250
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss	3,200	3,200
	Insurance liabilities	—	3

F-2
99

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)		December 31, 2023	December 31, 2024
Hibiscus Fund L.P.	Financial assets at fair value through profit or loss	12,915	14,717
	Other assets	258	210
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss	5,036	9,379
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss	174	344
KB Co-Investment Private Equity Fund No.1	Other assets	255	302
Spoon Radio Co., Ltd.	Financial assets at fair value through profit or loss	19,506	15,006
Neuroptika Inc.	Financial assets at fair value through profit or loss	5,879	5,879
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	833	1,239
KB-FT Green Growth No.1 New Technology Business Investment Association	Deposits	700	—
	Other liabilities	8	—
KY Global Cell & Gene Private Equity Fund 2nd *	Deposits	3,790	—
	Other liabilities	42	—
Bigwave Robotics Crop.	Loans measured at amortized cost (gross amount)	31	39
	Financial assets at fair value through profit or loss	2,750	2,750
	Deposits	4	501
	Other liabilities	—	6
Blinkers Inc. *	Financial assets at fair value through profit or loss	999	—
3D Interactive Co., Ltd.	Loans measured at amortized cost (gross amount)	42	6
	Allowances for credit losses	2	—
	Provisions	—	2
	Financial assets at fair value through profit or loss	2,300	2,300
	Deposits	1,501	1,779
XL8 INC.	Financial assets at fair value through profit or loss	5,148	5,869
Elev8-Capital Fund I	Financial assets at fair value through profit or loss	6,656	16,250
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)	72,742	24,264
	Allowances for credit losses	4	4
	Other assets	57	22
	Deposits	146,169	150,007
	Other liabilities	1,891	1,928
	Insurance liabilities	—	22

F-

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)		December 31, 2023	December 31, 2024
AIM FUTURE, Inc.	Financial assets at fair value through profit or loss	2,000	2,000
	Loans measured at amortized cost (gross amount)	900	908
	Allowances for credit losses	2	5
	Other assets	1	1
	Deposits	3,393	760
	Other liabilities	48	—
Novorex Inc.	Financial assets at fair value through profit or loss	2,000	2,000
	Loans measured at amortized cost (gross amount)	—	8
	Deposits	7	6
Seokwang T&I Co., Ltd.	Insurance liabilities	2	2
ADP Holdings Co., Ltd.	Deposits	—	2,058
	Other liabilities	—	7
ADPGREEN	Loans measured at amortized cost (gross amount)	—	25
	Deposits	—	1,802
	Other liabilities	—	8
	Allowances for credit losses	—	8
	Provisions	—	3
	Insurance liabilities	—	101
Logpresso Inc.	Financial assets at fair value through profit or loss	—	3,000
	Loans measured at amortized cost (gross amount)	—	31
	Deposits	—	457
Onheal Co., Ltd.	Financial assets at fair value through profit or loss	—	10,000
	Deposits	—	5,001
Ascent Global Fund III	Financial assets at fair value through profit or loss	—	3,767
DYNE MEDICAL GROUP Inc.	Financial assets at fair value through profit or loss	—	3,001
	Loans measured at amortized cost (gross amount)	—	2,022
	Allowances for credit losses	—	16
	Provisions	—	6
	Other assets	—	1
	Deposits	—	3,813
	Other liabilities	—	23
	Insurance liabilities	—	1
TriOar Inc.	Financial assets at fair value through profit or loss	—	3,000
	Loans measured at amortized cost (gross amount)	—	16
	Deposits	—	6,054
	Other liabilities	—	73

F-

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)		December 31, 2023	December 31, 2024
Coxwave Co., Ltd.	Financial assets at fair value through profit or loss	—	3,000
SDT Inc.	Financial assets at fair value through profit or loss	—	3,105
Yeoulhyulgangho	Financial assets at fair value through profit or loss	—	500
	Deposits	—	456
KB-VEP Contact Fund	Other assets	—	15
Xpanner Inc	Financial assets at fair value through profit or loss	—	9,673
	Insurance liabilities	—	1
SD Speed Co., Ltd.	Insurance liabilities	—	1
Allra Fintech Corp.	Deposits	—	1,671
	Other liabilities	—	1
	Provisions	—	2
GCSM Holdings Limited	Financial assets at fair value through profit or loss	—	9,506
KB Rejuvenation Fund	Other assets	—	3
Qoala	Financial assets at fair value through profit or loss	—	6,554
FineKB Private Equity Fund No.2	Other assets	—	35
Key management personnel
Key management personnel	Loans measured at amortized cost (gross amount)	5,490	7,125
	Allowances for credit losses	5	3
	Other assets	7	8
	Deposits	15,902	15,365
	Provisions	2	1
	Insurance liabilities	2,293	2,308
	Other liabilities	429	555
Others
Retirement pension	Other assets	364	739
	Other liabilities	606	1,215

*	Excluded from the Group’s related party as of December 31, 2024, therefore, the remaining outstanding balances with those entities are not disclosed.

F-

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	38	￦	37	￦	(38)	￦	37
Incheon Bridge Co., Ltd.		128,159		346		(14,711)		113,794
Star-Lord General Investors Private Real Estate Investment Company No.10		149,294		296		—		149,590
KB Cape No.1 Private Equity Fund *		2,017		—		(82)		1,935
RAND Bio Science Co., Ltd.		—		1		—		1
KG Capital Co., Ltd. *		40,040		—		(40,040)		—
Food Factory Co., Ltd.		4,041		446		(1,612)		2,875
Paycoms Co., Ltd. *		1,172		—		(1,172)		—
Big Dipper Co., Ltd.		18		14		(18)		14
RMGP Bio-Pharma Investment Fund, L.P.		6,384		—		(446)		5,938
RMGP Bio-Pharma Investment, L.P.		17		3		—		20
Wyatt Corp.		6,000		—		—		6,000
Banksalad Co., Ltd.		10,470		—		(1,322)		9,148
UPRISE, Inc.		5,248		462		—		5,710
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		—		3,999
CellinCells Co., Ltd.		2,007		3		(7)		2,003
KB No.21 Special Purpose Acquisition Company		2,959		28		—		2,987
KB No.22 Special Purpose Acquisition Company *		1,972		1,013		—		2,985
KB No.23 Special Purpose Acquisition Company *		2,971		—		(2,971)		—
KB No.24 Special Purpose Acquisition Company *		6,975		—		(6,975)		—
KB No.25 Special Purpose Acquisition Company		—		2,025		—		2,025
KB No.26 Special Purpose Acquisition Company		—		2,204		—		2,204
KB No.27 Special Purpose Acquisition Company		—		6,054		—		6,054
COSES GT Co., Ltd. *		5,436		1		(5,436)		1
Channel Corporation		18,099		—		(1,193)		16,906
MitoImmune Therapeutics		7,000		—		—		7,000
Bioprotect Ltd.		3,802		672		—		4,474
ASSEMBLE CORPORATION		6,234		5		(84)		6,155
Go2joy Co., Ltd.		1,200		—		—		1,200
ClavisTherapeutics, Inc.		2,000		—		(2,000)		—
S&E Bio Co., Ltd.		4,010		13		(10)		4,013
Bluepointpartners Inc.		2,133		—		(259)		1,874
4N Inc.		200		—		(200)		—
Xenohelix Co., Ltd.		2,100		1,000		—		3,100
Contents First Inc		17,294		365		(17)		17,642
KB-MDI Centauri Fund LP		17,471		1,522		—		18,993
OKXE Inc.		800		—		—		800
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Newavel Co., Ltd.		3,015		13		(15)		3,013
IMBiologics Corp.		5,004		2,005		(4)		7,005
Spark Biopharma Inc.		7,467		17		(17)		7,467
G1 Playground Co., Ltd.		1,000		—		(1,000)		—
Pin Therapeutics Inc.		5,013		11		(13)		5,011
Hibiscus Fund LP		10,221		2,694		—		12,915
SuperNGine Co., Ltd.		2,002		603		(6)		2,599

F-

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2023
	Beginning	Loan	Collection	Ending
Desilo Inc. *	3,468	—	—	3,468
RMG-KB BioAccess Fund L.P.	2,753	2,283	—	5,036
RMG-KB BP Management Ltd.	77	97	—	174
IGGYMOB Co., Ltd.	5,015	7	(15)	5,007
Turing Co., Ltd.	3,000	1,901	—	4,901
Kukka Co., Ltd.	2,490	—	—	2,490
ZIPDOC Inc.	2,000	—	—	2,000
Gushcloud Talent Agency	4,165	—	(477)	3,688
Grinergy Co., Ltd. *	2,500	3,986	—	6,486
NexThera Co., Ltd.	2,000	1,000	—	3,000
Chabot Mobility Co., Ltd.	2,000	—	—	2,000
TeamSparta Inc.	4,001	307	—	4,308
FutureConnect Co., Ltd.	1,499	—	—	1,499
Wemade Connect Co., Ltd.	12,052	337	(52)	12,337
TMAP Mobility Co., Ltd.	—	106	—	106
Taeyoungjungkong Co., Ltd.	—	46	(46)	—
Spoon Radio Co., Ltd.	—	19,506	—	19,506
Neuroptika Inc.	—	5,879	—	5,879
Youngwon Corporation *	—	4,793	(4,793)	—
Bigwave Robotics Crop.	—	2,781	—	2,781
Blinkers Inc. *	—	999	—	999
3D Interactive Co., Ltd.	—	2,342	—	2,342
XL8 INC.	—	5,148	—	5,148
Elev8-Capital Fund I	—	6,656	—	6,656
AIM FUTURE, Inc.	—	2,900	—	2,900
New Daegu Busan Expressway Co., Ltd.	—	72,742	—	72,742
Novorex Inc.	—	2,000	—	2,000
Key management personnel
Key management personnel	6,299	3,368	(4,177)	5,490

*	Excluded from the Group’s related party as of December 31, 2023.

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	37	￦	36	￦	(37)	￦	36
Incheon Bridge Co., Ltd.		113,794		2,141		(10,512)		105,423
Star-Lord General Investors Private Real Estate Investment Company No.10		149,590		308		—		149,898
KB Cape No.1 Private Equity Fund *		1,935		—		(1,935)		—
RAND Bio Science Co., Ltd.		1		—		(1)		—
Food Factory Co., Ltd.		2,875		9		(1,120)		1,764
Big Dipper Co., Ltd.		14		43		(14)		43
RMGP Bio-Pharma Investment Fund, L.P.		5,938		1,267		—		7,205
RMGP Bio-Pharma Investment, L.P.		20		5		—		25
Wyatt Corp.		6,000		—		(3,000)		3,000
Banksalad Co., Ltd.		9,148		—		(7,089)		2,059
UPRISE, Inc.		5,710		—		(3,893)		1,817

F-30
4

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Beginning	Loan	Collection	Ending
Stratio, Inc.	1,000	—	—	1,000
Honest Fund, Inc.	3,999	—	(3,557)	442
CellinCells Co., Ltd.	2,003	1	(3)	2,001
KB No.21 Special Purpose Acquisition Company	2,987	135	—	3,122
KB No.22 Special Purpose Acquisition Company *	2,985	—	(2,985)	—
KB No.25 Special Purpose Acquisition Company	2,025	—	(175)	1,850
KB No.26 Special Purpose Acquisition Company	2,204	—	(54)	2,150
KB No.27 Special Purpose Acquisition Company	6,054	—	(177)	5,877
KB No.28 Special Purpose Acquisition Company	—	2,113	—	2,113
KB No.29 Special Purpose Acquisition Company	—	3,015	—	3,015
KB No.30 Special Purpose Acquisition Company	—	2,835	—	2,835
KB No.31 Special Purpose Acquisition Company	—	4,301	—	4,301
COSES GT Co., Ltd. *	1	—	(1)	—
Channel Corporation	16,906	3,235	—	20,141
MitoImmune Therapeutics	7,000	—	(5,426)	1,574
Bioprotect Ltd.	4,474	154	—	4,628
ASSEMBLE CORPORATION	6,155	21	(155)	6,021
Go2joy Co., Ltd.	1,200	—	—	1,200
S&E Bio Co., Ltd.	4,013	2,016	(13)	6,016
Bluepointpartners Inc.	1,874	—	(238)	1,636
Xenohelix Co., Ltd.	3,100	4	—	3,104
Contents First Inc.	17,642	7,001	(1,365)	23,278
KB-MDI Centauri Fund LP	18,993	2,065	—	21,058
OKXE Inc.	800	1,922	—	2,722
Checkmate Therapeutics Inc.	3,200	—	—	3,200
Newavel Co., Ltd.	3,013	20	(3,013)	20
IMBiologics Corp.	7,005	2	(5)	7,002
Spark Biopharma Inc.	7,467	15	(2,833)	4,649
Pin Therapeutics Inc.	5,011	2,029	(11)	7,029
Hibiscus Fund LP	12,915	1,802	—	14,717
SuperNGine Co., Ltd.	2,599	2	(123)	2,478
Desilo Inc.	3,468	—	—	3,468
RMG-KB BioAccess Fund L.P.	5,036	4,343	—	9,379
RMG-KB BP Management Ltd.	174	170	—	344
IGGYMOB Co., Ltd.	5,007	—	(5,007)	—
Turing Co., Ltd.	4,901	—	(1,001)	3,900
Kukka Co., Ltd.	2,490	—	—	2,490
ZIPDOC Inc.	2,000	—	(2,000)	—
Gushcloud Talent Agency	3,688	—	(3,688)	—
Grinergy Co., Ltd. *	6,486	1	(6,486)	1
NexThera Co., Ltd.	3,000	—	—	3,000
Chabot Mobility Co., Ltd.	2,000	580	—	2,580
TeamSparta Inc.	4,308	5	(307)	4,006
FutureConnect Co., Ltd.	1,499	—	—	1,499
Wemade Connect Co., Ltd.	12,337	29	(4,871)	7,495
TMAP Mobility Co., Ltd.	106	73	(106)	73

F-30
5

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Beginning	Loan	Collection	Ending
Spoon Radio Co., Ltd.	19,506	—	(4,500)	15,006
Neuroptika Inc.	5,879	—	—	5,879
Bigwave Robotics Crop.	2,781	39	(31)	2,789
Blinkers Inc. *	999	—	(999)	—
3D Interactive Co., Ltd.	2,342	6	(42)	2,306
XL8 INC.	5,148	721	—	5,869
Elev8-Capital Fund I	6,656	9,594	—	16,250
AIM FUTURE, Inc.	2,900	8	—	2,908
New Daegu Busan Expressway Co., Ltd.	72,742	27	(48,505)	24,264
Novorex Inc.	2,000	8	—	2,008
Logpresso Inc.	—	3,031	—	3,031
Onheal Co., Ltd.	—	10,000	—	10,000
Ascent Global Fund III	—	3,767	—	3,767
DYNE MEDICAL GROUP Inc.	—	5,023	—	5,023
TriOar Inc.	—	3,016	—	3,016
Coxwave Co., Ltd.	—	3,000	—	3,000
SDT Inc.	—	3,105	—	3,105
Yeoulhyulgangho	—	500	—	500
ADPGREEN	—	25	—	25
Xpanner Inc	—	9,673	—	9,673
GCSM Holdings Limited	—	9,506	—	9,506
Qoala	—	6,554	—	6,554
Key management personnel
Key management personnel	5,490	7,245	(5,610)	7,125

*	Excluded from the Group’s related party as of December 31, 2024.

F-30
6

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023
	Beginning		Borrowing		Repayment		Others 1		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	27,889	￦	—	￦	—	￦	(10,886)	￦	17,003
Incheon Bridge Co., Ltd.		48,639		67,100		(76,017)		1,270		40,992
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		154		—		—		(4)		150
Iwon Alloy Co., Ltd.		1		—		—		—		1
Computerlife Co., Ltd.		3		—		—		(3)		—
Skydigital Inc.		10		—		—		55		65
Aju Good Technology Venture Fund		7,222		1,323		(7,900)		557		1,202
KB-KDBC Pre-IPO New Technology Business Investment Fund		317		—		—		(271)		46
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund		1,526		—		—		(1,526)		—
WJ Private Equity Fund No.1		221		—		—		(118)		103
KG Capital Co., Ltd. 2		10		—		—		(10)		—
KB No.21 Special Purpose Acquisition Company		2,263		2,050		(2,000)		(52)		2,261
KB No.22 Special Purpose Acquisition Company		1,948		—		—		(100)		1,848
KB No.23 Special Purpose Acquisition Company 2		2,205		2,089		(4,223)		(71)		—
KB No.24 Special Purpose Acquisition Company 2		9,983		—		—		(9,983)		—
KB No.25 Special Purpose Acquisition Company		—		1,500		—		86		1,586
KB No.26 Special Purpose Acquisition Company		—		1,670		—		91		1,761
KB No.27 Special Purpose Acquisition Company		—		4,390		—		107		4,497
RAND Bio Science Co., Ltd.		3		—		—		1		4
Food Factory Co., Ltd.		664		—		—		(35)		629
Paycoms Co., Ltd. 2		1		—		—		(1)		—
Big Dipper Co., Ltd.		19		—		—		21		40
Wyatt Co., Ltd.		1		—		—		—		1
UPRISE, Inc.		27		—		—		(27)		—
CellinCells Co., Ltd.		37		—		—		—		37
COSES GT Co., Ltd.		1,213		—		—		(1,212)		1
ASSEMBLE CORPORATION		915		—		—		(837)		78
S&E Bio Co., Ltd.		6,419		2,500		(2,000)		(4,577)		2,342
4N Inc.		5		—		—		44		49
Contents First Inc.		5,010		6,000		(10,000)		62		1,072
December & Company Inc. 2		1		—		—		(1)		—
Newavel Co., Ltd.		623		—		—		(577)		46
Pin Therapeutics Inc.		6,033		7,217		(12,017)		(968)		265
Spark Biopharma Inc.		17,534		26,369		(30,779)		(1,705)		11,419
SuperNGine Co., Ltd.		17		—		—		52		69
Desilo Inc.		1		1		—		1		3
Turing Co., Ltd.		2,788		700		—		(1,762)		1,726
IGGYMOB Co., Ltd.		254		—		—		(254)		—
TMAP Mobility Co., Ltd.		30,000		170,000		(120,000)		16		80,016

F-30
7

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2023
	Beginning	Borrowing	Repayment	Others 1	Ending
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	—	3,983	—	(193)	3,790
Nextrade Co., Ltd.	56,202	—	—	1	56,203
ZIPDOC Inc.	915	—	—	(734)	181
TeamSparta Inc.	12,502	7,000	(8,000)	(3,830)	7,672
Chabot Mobility Co., Ltd.	86	—	—	78	164
Wemade Connect Co., Ltd.	10,370	31,000	(30,217)	(2,310)	8,843
Channel Corporation	3,000	7,000	(8,000)	30	2,030
Bitgoeul Cheomdan Green 1st Co., Ltd.	—	—	—	833	833
KB-FT Green Growth No.1 New Technology Business Investment Association	—	700	—	—	700
Bigwave Robotics Crop.	—	—	—	4	4
3D Interactive Co., Ltd.	—	2,000	(2,000)	1,501	1,501
AIM FUTURE, Inc.	—	3,000	—	393	3,393
New Daegu Busan Expressway Co., Ltd.	—	—	—	146,169	146,169
Novorex Inc.	—	—	—	7	7
Xenohelix Co., Ltd.	—	—	—	904	904
Key management personnel
Key management personnel	17,619	22,358	(20,389)	(3,686)	15,902

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others 1		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	17,003	￦	—	￦	—	￦	23,567	￦	40,570
Incheon Bridge Co., Ltd.		40,992		72,000		(74,300)		5,175		43,867
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		150		—		—		(150)		—
Iwon Alloy Co., Ltd.		1		—		—		1		2
Skydigital Inc.		65		—		—		(35)		30
Aju Good Technology Venture Fund		1,202		—		—		607		1,809
KB-KDBC Pre-IPO New Technology Business Investment Fund		46		—		—		(7)		39
WJ Private Equity Fund No.1		103		—		—		(57)		46
KB No.21 Special Purpose Acquisition Company		2,261		2,115		(2,050)		(79)		2,247
KB No.22 Special Purpose Acquisition Company 2		1,848		—		—		(1,848)		—
KB No.25 Special Purpose Acquisition Company		1,586		1,545		(1,500)		(86)		1,545
KB No.26 Special Purpose Acquisition Company		1,761		1,724		(1,670)		(52)		1,763
KB No.27 Special Purpose Acquisition Company		4,497		4,532		(4,390)		(26)		4,613
KB No.28 Special Purpose Acquisition Company		—		1,890		—		20		1,910
KB No.29 Special Purpose Acquisition Company		—		2,100		—		238		2,338
KB No.30 Special Purpose Acquisition Company		—		1,500		—		286		1,786
KB No.31 Special Purpose Acquisition Company		—		2,000		—		352		2,352
RAND Bio Science Co., Ltd.		4		—		—		—		4
Food Factory Co., Ltd.		629		—		—		278		907
Big Dipper Co., Ltd.		40		—		—		83		123
Wyatt Corp.		1		—		—		—		1

F-30
8

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2024
	Beginning	Borrowing	Repayment	Others 1	Ending
CellinCells Co., Ltd.	37	—	—	(24)	13
COSES GT Co., Ltd. 2	1	—	—	(1)	—
ASSEMBLE CORPORATION	78	—	—	(60)	18
S&E Bio Co., Ltd.	2,342	990	(1,490)	(1,070)	772
4N Inc.	49	—	—	(45)	4
Contents First Inc.	1,072	—	—	(343)	729
Newavel Co., Ltd.	46	—	—	(46)	—
Pin Therapeutics Inc.	265	14,000	(4,000)	868	11,133
Spark Biopharma Inc.	11,419	32,649	(38,908)	(401)	4,759
SuperNGine Co., Ltd.	69	—	—	148	217
Desilo Inc.	3	—	—	—	3
Turing Co., Ltd.	1,726	1,000	(1,700)	(207)	819
TMAP Mobility Co., Ltd.	80,016	360,000	(340,000)	(6)	100,010
KY Global Cell & Gene Private Equity Fund 2 nd 2	3,790	2,910	(308)	(6,392)	—
Nextrade Co., Ltd.	56,203	6,000	(47,200)	278	15,281
ZIPDOC Inc.	181	—	—	(180)	1
TeamSparta Inc.	7,672	3,000	(6,000)	13,963	18,635
Chabot Mobility Co., Ltd.	164	300	—	167	631
Wemade Connect Co., Ltd.	8,843	24,056	(27,556)	122	5,465
Channel Corporation	2,030	—	(2,000)	(24)	6
Bitgoeul Cheomdan Green 1st Co., Ltd.	833	—	—	406	1,239
KB-FT Green Growth 1st Technology Investment Association	700	—	(700)	—	—
Bigwave Robotics Crop.	4	501	—	(4)	501
3D Interactive Co., Ltd.	1,501	—	—	278	1,779
AIM FUTURE, Inc.	3,393	1,000	(4,000)	367	760
New Daegu Busan Expressway Co., Ltd.	146,169	104,500	(93,932)	(6,730)	150,007
Novorex Inc.	7	—	—	(1)	6
Xenohelix Co., Ltd.	904	—	—	(602)	302
ADP Holdings Co., Ltd.	—	6,094	(4,037)	1	2,058
ADPGREEN	—	10,551	(9,001)	252	1,802
Logpresso Inc.	—	100	(200)	557	457
DYNE MEDICAL GROUP Inc.	—	5,150	(7,800)	6,463	3,813
Onheal Co., Ltd.	—	—	—	5,001	5,001
TriOar Inc.	—	10,500	(8,500)	4,054	6,054
Yeoulhyulgangho	—	200	—	256	456
SDT Inc.	—	—	(1,000)	1,000	—
Allra Fintech Corp.	—	12,500	(19,500)	8,671	1,671
Key management personnel
Key management personnel	15,902	26,709	(22,264)	(4,982)	15,365

1	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
2	Excluded from the Group’s related party as of December 31, 2024.

9

43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	2023				2024
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	￦	—	￦	10,661	￦	—	￦	6,350
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		—		—		600
KB-SJ Tourism Venture Fund		—		—		—		4,030
Korea Credit Bureau Co., Ltd.		—		90		—		90
KB-UTC Inno-Tech Venture Fund		—		2,250		—		338
KB-Solidus Global Healthcare Fund		—		16,440		—		700
KB-Stonebridge Secondary Private Equity Fund		—		7,191		—		1,004
KB SPROTT Renewable Private Equity Fund No.1		—		476		—		8,349
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		1,800		2,572		8,964		9,629
KB Material and Parts No.1 PEF *		—		—		—		3,400
KB-TS Technology Venture Private Equity Fund		—		672		125		2,464
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *		—		12,500		—		3,915
Aju Good Technology Venture Fund		—		11,377		—		2,120
G payment Joint Stock Company		—		—		—		6,445
KB-KTB Technology Venture Fund		5,600		—		5,600		1
KB-SOLIDUS Healthcare Investment Fund		21,861		—		23,270		65
Paramark KB Fund No.1		3,342		—		8,130		—
FineKB Private Equity Fund No.1		—		2,125		6,790		1,500
FineKB Private Equity Fund No.2		—		—		500		250
KB No.22 Special Purpose Acquisition Company *		—		—		—		10
KB-BridgePole Venture Investment Fund *		—		714		—		136
KB-Kyobo New Mobility Power Fund *		—		—		—		3,000
SKS-VLP New Technology Investment Fund No.2 *		—		1,156		—		—
JS Private Equity Fund No.3		—		—		—		755
Star-Lord General Investors Private Real Estate Investment Company No.10		—		—		—		358
KB Co-Investment Private Equity Fund No.1		2,208		—		9,131		3,173
POSITIVE Sobujang Venture Fund No.1		—		—		—		1,121
PEBBLES-MW M.C.E New Technology Investment Fund 1st *		—		2,000		—		—
KB-NP Green ESG New Technology Venture Capital Fund		9,075		—		19,800		—
KB-Badgers Future Mobility ESG Fund No.1		5,540		—		10,404		1,071
Lakewood-AVES Fund No.1 *		2,000		—		—		2,000
MW-Pyco NewWave New Technology Investment Fund 4th		2,000		—		—		—
KB No.23 Special Purpose Acquisition Company *		—		5		—		—
KB No.24 Special Purpose Acquisition Company *		25		25		—		—
KB No.25 Special Purpose Acquisition Company		5		—		—		—
KB No.26 Special Purpose Acquisition Company		5		—		—		—
Bitgoeul Cheomdan Green 1st Co., Ltd.		190		—		152		—
KB-SUSUNG 1st Investment Fund		2,000		—		—		1,386
KB-SUSUNG 2st Investment Fund		—		—		2,000		—

F-3
10

43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won)	2023				2024
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Friend 55 New Technology Business Investment Fund *	￦	1,200	￦	—	￦	—	￦	1,200
Hahn & Company No. 4-3 Private Equity Fund *		7,183		32		—		—
KB No.27 Special Purpose Acquisition Company		5		—		—		—
DSIP-Pharos Bioenergy Fund *		4,000		—		—		4,000
Shinhan-Eco Venture Fund 2nd		1,825		—		225		—
Leading H2O Fund 1		1,500		—		—		—
2023 JB Newtech No.2 Fund		1,800		—		—		394
KY Global Cell & Gene Private Equity Fund 2nd *		27,034		—		—		—
U-KB Credit No.1 Private Equity		6,419		—		591		—
KB-BridgePole Venture Investment Fund No.2		1,500		—		—		—
KB No.28 Special Purpose Acquisition Company		—		—		5		—
Timefolio Athleisure Investment Fund		—		—		4,000		—
COMPA Global Scale-Up Fund No.3		—		—		1,000		—
AKK Robotech Valueup New Technology Investment Fund		—		—		1,000		—
YG MCE PROJECT NO.1 Fund		—		—		1,500		—
KB No.29 Special Purpose Acquisition Company		—		—		10		—
KB No.30 Special Purpose Acquisition Company		—		—		10		—
KB No.31 Special Purpose Acquisition Company		—		—		10		—
IMM global Secondary 1-1 Equity Private Fund		—		—		2,819		—
Elohim-Bilanx aerospace No.1 Fund		—		—		2,000		—
KB-CJ Venture Fund 1st		—		—		1,800		—
HI YG Win-win Fund No.2		—		—		2,000		—
KB-VEP Contact Fund		—		—		395		47
Reboot Private Equity Fund		—		—		7,000		—
LIB Material Investment Fund		—		—		4,098		—
NOVORSEC-SJG Consumer Secondary Fund		—		—		1,700		—
Allra Fintech Corp.		—		—		8,532		—
KB Global Commerce Private Equity Investment Fund *		—		—		—		7000
KB-SBI Global Strategic Capital Fund		—		—		11,298		—
KB-Cyrus Tourism Venture Fund		—		—		1,000		—
IBKS Design Fund		—		—		2,000		—
NICE DATA INTELLIGENCE VENTURE FUND		—		—		1,000		—
Pectus Hanhwa Fund 2		—		—		2,000		—
KB-IMM New Star Real Estate Private Fund I		—		—		31,672		—
KB Rejuvenation Fund		—		—		500		—
VIG Private Equity Fund V-3		—		—		1,636		—
KOENTEC Co. Ltd.		—		—		107,428		—
Sirius Silicon Valley I New Technology Fund		500		—		—		—

*	Excluded from the Group’s related party as of December 31, 2024.

F-3
11

43.6 Unused commitments provided to related parties as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)		December 31, 2023		December 31, 2024
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	￦	6,154	￦	6,154
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		563		565
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		88		88
TeamSparta Inc.	Loan commitments in Korean won		1,000		1,000
	Unused lines of credit for credit card		633		696
3D Interactive Co., Ltd.	Unused lines of credit for credit card		8		44
Food Factory Co., Ltd.	Unused lines of credit for credit card		55		50
CellinCells Co., Ltd.	Unused lines of credit for credit card		21		11
RAND Bio Science Co., Ltd.	Unused lines of credit for credit card		24		25
Big Dipper Co., Ltd.	Unused lines of credit for credit card		31		12
ASSEMBLE CORPORATION	Unused lines of credit for credit card		45		29
COSES GT Co., Ltd. *	Unused lines of credit for credit card		29		12
Spark Biopharma Inc.	Unused lines of credit for credit card		33		35
Newavel Co., Ltd.	Unused lines of credit for credit card		17		10
IMBiologics Corp.	Unused lines of credit for credit card		18		21
SuperNGine Co., Ltd.	Unused lines of credit for credit card		37		38
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		43		50
Pin Therapeutics Inc.	Unused lines of credit for credit card		39		21
Grinergy Co., Ltd. *	Unused lines of credit for credit card		10		9
S&E Bio Co., Ltd.	Unused lines of credit for credit card		37		34
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		156		121
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card		710		744
Contents First Inc.	Unused lines of credit for credit card		135		35
Allra Fintech Corp.	Unused lines of credit for credit card		—		49
Bigwave Robotics Crop.	Unused lines of credit for credit card		69		61
New Daegu Busan Expressway Co., Ltd.	Unused lines of credit for credit card		—		4
AIM FUTURE, Inc.	Unused lines of credit for credit card		—		35
Novorex Inc.	Unused lines of credit for credit card		—		28
Xenohelix Co., Ltd.	Unused lines of credit for credit card		—		6
ADPGREEN	Unused lines of credit for credit card		—		25
Logpresso Inc.	Unused lines of credit for credit card		—		29
DYNE MEDICAL GROUP Inc.	Unused lines of credit for credit card		—		135
TriOar Inc.	Unused lines of credit for credit card		—		34
KB-CJ Venture Fund 1st	Purchase of securities		—		4,200
KB-TS Technology Venture Private Equity Fund	Purchase of securities		110		—
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		864		173
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		13,488		4,524
All Together Korea Fund No.2	Purchase of securities		990,000		990,000
KB-KTB Technology Venture Fund	Purchase of securities		5,600		—
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		46,884		23,569
KB Co-Investment Private Equity Fund No.1	Purchase of securities		13,524		4,393
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		37,323		26,920
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		29,550		9,750
FineKB Private Equity Fund No.1	Purchase of securities		9,125		2,335
FineKB Private Equity Fund No.2	Purchase of securities		500		—
KB-Solidus Global Healthcare Fund	Purchase of securities		2,120		—
	Commitments on loss absorption priority		4,500		4,500

F-3
12

43.6 Unused commitments provided to related parties as of December 31, 2023 and 2024, are as follows (cont’d):

(In millions of Korean won or in a US Dollar or Malaysian ringgit or the Indonesian Rupiah)		December 31, 2023		December 31, 2024
Associates and joint ventures
Paramark KB Fund No.1	Purchase of securities		14,490		6,360
Smart Korea KB Future9-Sejong Venture Fund	Purchase of securities		2,000		2,000
Shinhan-Eco Venture Fund 2nd	Purchase of securities		675		450
U-KB Credit No.1 Private Equity	Purchase of securities		33,582		35,700
KB-Cyrus Tourism Venture Fund	Commitments on purchase of securities		—		4,000
KB-SBI Global Strategic Capital Fund	Commitments on purchase of securities		—		55,702
KB-IMM New Star Real Estate Private Fund I	Purchase of securities		—		42,442
VIG Private Equity Fund V-3	Purchase of securities		—		8,364
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	3,622,333	USD	2,693,142
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	10,027	USD	8,470
RMG-KB BP Management Ltd.	Purchase of securities	USD	630,679	USD	556,617
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	24,722,014	USD	21,113,820
Elev8-Capital Fund I	Purchase of securities	IDR	2,445,497,800	IDR	1,787,096,277
Ascent Global Fund III	Purchase of securities	USD	35,000,000	USD	32,437,479
Key management personnel
Key management personnel	Loan commitments in Korean won		2,666		3,011

*	Excluded from the Group’s related party as of December 31, 2024.
43.7 Details of compensation to key management personnel for the years ended December 31, 2022, 2023 and 2024, are as follows:

(In millions of Korean won)	2022
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	￦	8,725	￦	863	￦	7,487	￦	17,075
Registered directors (non-executive)		1,058		—		—		1,058
Non-registered directors		16,756		484		12,432		29,672

	￦	26,539	￦	1,347	￦	19,919	￦	47,805

(In millions of Korean won)	2023
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	￦	7,874	￦	930	￦	8,654	￦	17,458
Registered directors (non-executive)		1,092		—		—		1,092
Non-registered directors		18,087		707		15,816		34,610

	￦	27,053	￦	1,637	￦	24,470	￦	53,160

(In millions of Korean won)	2024
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	￦	7,196	￦	915	￦	14,726	￦	22,837
Registered directors (non-executive)		1,081		—		—		1,081
Non-registered directors		18,451		480		29,236		48,167

	￦	26,728	￦	1,395	￦	43,962	￦	72,085

F-3
13

43.8 Details of collateral provided by related parties as of December 31, 2023 and 2024, are as follows:

(In millions of Korean won)	Assets held as collateral	December 31, 2023		December 31, 2024
Key management personnel	Time deposits and others	￦	638	￦	1,437
	Real estate		6,326		8,092
As of December 31, 2024, Incheon Bridge Co., Ltd. a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ￦611,000 million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ￦384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ￦400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.
44. Events after the reporting period
The Group plans to acquire ￦520,000 million of treasury shares by May 5, 2025, and retire the treasury shares, pursuant to board resolutions dated February 5, 2025.
45. Approval of Issuance of the Consolidated Financial Statements
The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2024, was certified by management on April 25, 2025.
46. Parent Company Information
The following tables present the Parent Company Only financial information:
Condensed Statements of Financial Position

(In millions of Korean won)	December 31, 2023		December 31, 2024
Assets
Cash and due from financial institutions	￦	256,337	￦	398,391
Financial assets at fair value through profit or loss		1,376,423		1,243,471
Loans at amortized cost		608,286		359,054
Investments in subsidiaries *
Banking subsidiaries		14,821,721		14,821,721
Nonbanking subsidiaries.		11,896,096		12,046,096
Other assets		570,035		938,090

Total assets	￦	29,528,898	￦	29,806,823

Liabilities and shareholders’ equity
Borrowings	￦	100,000	￦	965,000
Debentures		3,871,820		2,962,032
Other liabilities		515,003		891,233
Shareholders’ equity		25,042,075		24,988,558

Total liabilities and shareholders’ equity	￦	29,528,898	￦	29,806,823

*	Investments in subsidiaries were accounted at cost method in accordance with IAS No.27.

4

46. Parent Company Information (cont’d)

Condensed Statements of Comprehensive Income

(In millions of Korean won)	2022		2023		2024
Income
Dividends from subsidiaries	￦	1,871,223	￦	2,192,380	￦	2,243,250
Interest from subsidiaries		17,310		31,257		33,822
Other income		52,777		120,699		101,594

Total income		1,941,310		2,344,336		2,378,666

Expense
Interest expense		112,353		99,980		101,073
Non-interest expense		159,708		107,355		106,938

Total expense		272,061		207,335		208,011

Profit before income tax expense		1,669,249		2,137,001		2,170,655

Income tax benefit		15,263		(15,757)		(58)

Profit for the year		1,684,512		2,121,244		2,170,597

Other comprehensive gain(loss) for the year, net of tax		2,483		(962)		(1,507)

Total comprehensive income for the year	￦	1,686,995	￦	2,120,282	￦	2,169,090

Condensed Statements of Cash Flows

(In millions of Korean won)	2022		2023		2024
Operating activities
Net income	￦	1,684,512	￦	2,121,244	￦	2,170,597
Reconciliation of net income to net cash provided by operating activities:
Other operating activities, net		7,807		(66,265)		36,135

Net cash inflow from operating activities		1,692,319		2,054,979		2,206,732

Investing activities
Net payments from (to) subsidiaries		—		27,539		(150,000)
Other investing activities, net		(1,409,500)		103,294		414,742

Net cash outflow from investing activities		(1,409,500)		130,833		264,742

Financing activities
Net increase (decrease) in borrowings		—		100,000		865,000
Increases in debentures		498,898		—		398,945
Repayments of debentures and lease liabilities		(1,100,584)		(1,090,617)		(1,075,644)
Issuance of hybrid securities		1,596,000		598,537		399,045
Redemption of hybrid securities		—		—		(350,000)
Cash dividends paid		(1,564,153)		(1,336,815)		(1,686,776)
Acquisition of treasury shares		—		(571,745)		(820,000)
Other financing activities		—		109		10

Net cash inflow (outflow) from financing activities		(569,839)		(2,300,531)		(2,269,420)

Net increase (decrease) in cash and cash equivalents		(287,020)		(114,719)		202,054
Cash and cash equivalents as of January 1		518,073		231,053		116,334

Cash and cash equivalents as of December 31	￦	231,053	￦	116,334	￦	318,388

F-31
5