Form 20-F
period 2025-12-31
KB Financial Group Inc.
filed 2026-04-28
CIK 1445930

As filed with the Securities and Exchange Commission on April 28, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Jerry Kang
18F, Kookmin Bank, 141, Uisadang-daero,
Yeongdeungpo-gu,
Seoul 07332,
Korea
Telephone No.:
+82-2-2073-2856
Facsimile No.:
+82-2
-
2073-2848
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
358,587,722 shares of Common Stock, par value
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The financial statements included in this annual report are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As such, we make an explicit and unreserved statement of compliance with IFRS as issued by the IASB with respect to our consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 included in this annual report. Unless indicated otherwise, the financial information in this annual report as of and for the years ended December 31, 2023, 2024 and 2025 has been prepared in accordance with IFRS as issued by the IASB, which is not comparable to information prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

For your convenience, this annual report contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on December 31, 2025, which was ￦1,444.6 = US$1.00.

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

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report could include, but are not limited to:

•	general economic and political conditions in Korea or other countries that have an impact on our business activities or investments;

•	the occurrence of severe health epidemics (such as the COVID-19 pandemic) in Korea or other parts of the world;

•	the monetary and interest rate policies of Korea;

•	inflation or deflation;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	prices and yields of equity and debt securities;

•	the performance of the financial markets in Korea and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in Korea; and

•	regional or general changes in asset valuations.

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

For most of the recent past, consumer debt has increased significantly in Korea. Our portfolio of retail loans, including mortgage and home equity loans, increased from ￦184,016 billion as of December 31, 2023 to

￦193,803 billion as of December 31, 2024 and ￦201,645 billion as of December 31, 2025. As of December 31, 2025, our domestic retail loans represented 40.5% of our total lending. Within our retail loan portfolio, the outstanding balance of other consumer loans, which unlike mortgage or home equity loans are often unsecured and therefore tend to carry a higher credit risk, increased from ￦58,678 billion as of December 31, 2023 to ￦58,840 billion as of December 31, 2025; however, as a percentage of total outstanding retail loans, such balance decreased from 31.9% as of December 31, 2023 to 29.2% as of December 31, 2025. Our retail lending business, which generally offers higher margins than other lending activities, has contributed significantly to our interest income and profitability in recent years.

The growth of our retail loan portfolio in most of the recent past, together with fluctuating economic conditions in Korea and globally in recent years, has led to increases in delinquency levels and a deterioration in asset quality. The amount of our non-performing retail loans (defined as those loans that are past due by 90 days or more) was ￦451 billion as of December 31, 2023, ￦506 billion as of December 31, 2024 and ￦564 billion as of December 31, 2025. Higher delinquencies in our retail loan portfolio in the future will require us to increase our loan loss provisions and charge-offs, which in turn will adversely affect our financial condition and results of operations.

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

In addition, we are exposed to changes in regulations and policies on retail lending by the Korean government, which may adopt measures to restrict retail lending or encourage financial institutions to provide financial support to certain types of retail borrowers. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. The Korean government subsequently relaxed some of these measures by introducing a number of policy measures that seek to sustain housing prices and activity levels in the Korean real estate market, in light of an overall decrease in housing prices over the course of 2022. However, in recent years, the Korean government began tightening regulations again in response to the continued rise in the level of consumer debt, most recently in October 2025. Housing prices in Korea fluctuated throughout 2025, with prices increasing in certain areas while decreasing in others. Any sudden changes in housing prices, including as a result of the implementation of such measures, together with the high level of consumer debt and higher interest rate levels, could result in declines in consumer spending and reduced economic growth, which may lead to an increase in the delinquency level of our retail loan portfolio.

The Korean government has also led a number of initiatives for Korean banks, including us, aimed at enhancing the debt-servicing capacity of borrowers. For example, a pre-workout program provides maturity extensions and/or interest reductions to certain eligible retail borrowers with outstanding short-term debt in default. Such borrowers must have total loans of ￦1.5 billion or less (consisting of no more than ￦500 million of unsecured loans and ￦1 billion of secured loans) from one or more financial institutions and must meet certain requirements relating to the length of time such borrowers have been delinquent in their payments. Our participation in such programs may lead to a decrease in our interest income on our outstanding loans, as well as in our overall net interest margin. In addition, in October 2025, the Korean government launched the New Leap Fund, a program under which unsecured debts in the aggregate amount of ￦50 million or less of low-income individuals and small businesses that have been delinquent for seven or more years may be purchased from financial institutions and subsequently extinguished or restructured based on an assessment of the borrowers’

repayment capacity. In November 2025, Korean banks, including Kookmin Bank, agreed to contribute an aggregate of ￦360 billion to such program, of which Kookmin Bank contributed ￦56.2 billion in December 2025. Our participation in such initiatives led by the Korean government to provide financial support to retail borrowers may lead us to offer credit terms for such borrowers that we would not generally offer, which may have an adverse effect on our results of operations and financial condition.

Our credit card operations may generate losses in the future, which could hurt our financial condition and results of operations.

With respect to our credit card portfolio, our delinquency ratio (which represents the ratio of amounts that are overdue by 30 days or more to total outstanding balances) was 1.08% as of December 31, 2023, which increased to 1.36% as of December 31, 2024 but subsequently decreased to 1.03% as of December 31, 2025. In line with industry practice, we have restructured a portion of delinquent credit card account balances (defined as balances overdue by 30 days or more) as loans. As of December 31, 2025, these restructured loans outstanding amounted to ￦116 billion. Because these loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding loans. Including all restructured loans, outstanding balances overdue by 30 days or more accounted for 1.5% of our credit card receivables (including credit card loans) as of December 31, 2025, which decreased from 2.1% as of December 31, 2024. Many credit card companies in Korea, including our subsidiary KB Kookmin Card, continued to experience increases in credit card balances and delinquency ratios through 2025, as a response to which KB Kookmin Card has strengthened its contingency plan involving the implementation of different plans of action for each risk level corresponding to the rate of increase in its delinquency ratio. In addition, in June 2023, KB Kookmin Card acquired KB Credit Information from us in order to strengthen its loan collection capabilities. Despite such efforts, delinquencies may further increase in 2026 and in the future as a result of, among other things, adverse economic conditions in Korea, increases in interest rates, increasing inflation rates, additional government regulations or the inability of Korean consumers to manage increased household debt.

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

One of our core businesses is lending to small- and medium-sized enterprises (as defined under “Item 4.B. Business Overview—Corporate Banking—Small- and Medium-sized Enterprise Banking”). Our loans to small- and medium-sized enterprises increased from ￦151,892 billion as of December 31, 2023 to ￦167,873 billion as of December 31, 2025. During that period, non-performing loans (defined as those loans that are past due by 90 days or more) to small- and medium-sized enterprises increased from ￦201 billion as of December 31, 2023 to ￦480 billion as of December 31, 2024 but decreased to ￦479 billion as of December 31, 2025. The non-performing loan ratio for such loans increased from 0.13% as of December 31, 2023 to 0.30% as of December 31, 2024 but decreased to 0.29% as of December 31, 2025. Our non-performing loans and non-performing loan ratio may increase in 2026. According to data compiled by the Korea Federation of Banks, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 0.70% as of December 31, 2025. The delinquency ratio for Won-currency loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal or interest payments are overdue by one month or more to (2) the aggregate outstanding balance of such loans. Our delinquency ratio for such Won currency loans increased from 0.26% as of December 31, 2023 to 0.39% as of December 31, 2025. Our delinquency ratio for such Won currency loans may further increase in 2026.

The Korean government has historically introduced policies and initiatives intended to encourage Korean banks to provide financial support to small- and medium-sized enterprise borrowers. For example, pursuant to a financial support program announced by the Korean government in December 2023, participating Korean banks, including Kookmin Bank, provided a significant amount of liquidity support to small business owners and those in vulnerable sectors over the past few years. In December 2024, the Korea Federation of Banks, in line with similar initiatives of the Korean government, announced that 20 participating banks, including Kookmin Bank, would collectively provide approximately ￦600 billion to ￦700 billion annually in various forms of financial support to small business owners over the next three years to help them overcome the prevailing adverse economic conditions in Korea. See “—Risks relating to our financial holding company structure and strategy—We may suffer customer attrition or our net interest margin may decrease as a result of government regulations or our competition strategy.”

The overall prospects for the Korean economy in 2026 and beyond remain uncertain, and the Korean government may extend or renew existing or past policies and initiatives or introduce new policies or initiatives to encourage Korean banks to provide financial support to small- and medium-sized enterprises. Our participation in such government-led initiatives may lead us to extend credit to small- and medium-sized enterprise borrowers that we would not otherwise lend to, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our small- and medium-sized enterprise borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to small- and medium-sized enterprise borrowers resulting from such government-led initiatives may have a material adverse effect on our financial condition and results of operations.

A substantial part of our small- and medium-sized enterprise lending comprises loans to “small office/home office” customers, or SOHOs. SOHOs, which we currently define to include sole proprietorships and individual business interests, are usually dependent on a limited number of suppliers or customers. SOHOs tend to be affected to a greater extent than larger corporate borrowers by fluctuations in the Korean economy. In addition, many SOHOs have close business relationships with the largest Korean commercial conglomerates, known as “chaebols”, primarily as suppliers. Any difficulties encountered by those chaebols would likely hurt the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans. Furthermore, SOHOs often maintain less sophisticated financial records than other corporate borrowers. Although we continue to make efforts to improve our internally developed credit rating systems to rate potential borrowers, particularly with respect to SOHOs, and intend to manage our exposure to these borrowers closely in order to prevent any deterioration in the asset quality of our loans to this segment, we may not be able to do so as intended.

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

As of December 31, 2025, we had loans outstanding to real estate project financing, construction (most of which are small- and medium-sized enterprises), shipbuilding and shipping companies in the amount of ￦8,249 billion, ￦5,354 billion, ￦452 billion and ￦64 billion, or 1.66%, 1.08%, 0.09% and 0.01% of our total loans, respectively.

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

The construction industry in Korea has undergone significant fluctuations in recent years. After undergoing a period of prosperity from 2015 to 2018, the construction industry experienced stagnation from 2019 to 2020, caused mainly by the uncertainty resulting from the Korean government’s strengthening of mortgage and other lending regulations to control the rising real property prices, as well as temporary suspensions in construction projects due to the COVID-19 pandemic. After a brief period of recovery, the construction industry has experienced a rapid downturn starting in the second half of 2022, caused by a rise in interest rates and the resulting decline in demand for residential property throughout Korea, adverse changes in the price and availability of construction materials due to disruptions in global supply chains caused by, among others, the Russia-Ukraine war and financing difficulties faced by construction companies as investors became reluctant to invest in real estate. Such downturn in the construction industry, which continued through 2025, has also resulted in a similar downturn for the real estate project financing industry. The prospects for these industries remain uncertain, among others, due to the decline in the number of new construction projects.

The shipbuilding industry in Korea has also fluctuated significantly in recent years, with a long period of severe downturn followed by rapid growth since 2022, which has continued through 2025, resulting from an increase in demand for large container ships and high-priced environmentally friendly ships, including liquefied natural gas carriers. Such growth is expected to continue in 2026 as its backlog of orders is converted into actual revenue, aided by high ship prices and a depreciation of the Won. While recent shipbuilding initiatives by the United States and the geopolitical tensions between the United States and China have contributed to a favorable near-term outlook, the long-term prospects for this industry remain uncertain. Factors such as a potential “peak-out” in demand for new ships, rising shipbuilding costs, ongoing competition from shipbuilding companies in China and escalations in trade protectionism continue to pose significant risks to the industry’s sustained growth.

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

See “Item 5.A. Operating Results—Overview—Acquisitions.”

We may continue to increase our equity interest in our subsidiaries or investees and may also consider acquiring or merging with other financial institutions to achieve more balanced growth and further diversify our revenue base. For example, as part of our continued efforts to expand our businesses abroad, in particular in Southeast Asia, we acquired a 70% stake in PRASAC Microfinance Institution Plc., or PRASAC, a provider of microfinance and deposit-taking services in Cambodia, through Kookmin Bank, in April 2020. Subsequently, in October 2021, we acquired the remaining 30% interest in PRASAC, which increased our ownership of PRASAC to 100%. In August 2023, we merged PRASAC with Kookmin Bank’s existing subsidiary in Cambodia, Kookmin Bank Cambodia Plc., to form KB PRASAC Bank Plc. In addition, through a series of acquisitions from July 2018 to September 2020, we obtained a 67% interest in PT Bank Bukopin TBK of Indonesia through Kookmin Bank, and changed its name to PT Bank KB Bukopin, Tbk in February 2021 (which was subsequently renamed PT Bank KB Indonesia Tbk in August 2025). The integration of our new subsidiaries’ or investees’ separate businesses and operations, as well as those of any companies we may acquire or merge with in the future, under our financial holding company structure could require a significant amount of time, financial resources and management attention. Moreover, that process could disrupt our operations (including our risk management operations) or information technology systems, reduce employee morale, produce unintended inconsistencies in our standards, controls, procedures or policies, and affect our relationships with customers and our ability to retain key personnel. The realization of the anticipated benefits of our financial holding company structure and any mergers or acquisitions we decide to pursue may be blocked, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include:

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

For example, the successive increases in interest rates in Korea from August 2021 to the first quarter of 2023 led to a significant increase in the net interest spreads reported by many Korean banks, including Kookmin Bank, as the rise in interest rates for loans outpaced the rise in interest rates for deposit products due to the relatively shorter repricing cycle of loans compared to that of deposits. Although the Bank of Korea began lowering its policy rate in October 2024, the net interest spreads of Korean banks remain relatively high. See “—Significant changes in interest rates could adversely affect our business, financial condition and results of operations.” As such increase in net interest spreads and the high levels of profits realized by Korean banks became a point of public interest, the Korean government and the Financial Services Commission have pursued various measures to increase competition among financial institutions in Korea. Such measures could force us to compete to a greater extent based on interest rates, which could lead to a decrease in our net interest margins. In addition, if other banks and financial institutions adopt a strategy of expanding market share through interest rate competition, we may suffer customer attrition due to rate sensitivity. See “—Competition in the Korean financial industry is intense, and we may lose market share and experience declining margins as a result.” In 2025, the Korean government also advanced inclusive finance initiatives intended to improve access to low-income or financially vulnerable borrowers by encouraging banks to provide preferential lending to such borrowers. Our efforts to respond to such policy initiatives could require adjustments to our business practices that may increase the risk of defaults by our customers, which may in turn lead to an increase in our delinquency ratios and a deterioration in our asset quality.

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

Competition in the Korean financial industry has been and is likely to remain intense. Some of the financial institutions that we compete with have longer operating histories as financial holding companies, greater financial resources or more specialized capabilities than us and our subsidiaries. In the retail and small- and medium-sized enterprise lending business, which has been our traditional core business, competition is expected to continue to increase. Although most Korean banks had generally been increasing their exposures to large corporate borrowers, they have recently begun to increasingly focus on retail customers and small- and medium-sized enterprises again, and have been focusing on developing fee income businesses, including bancassurance, as increasingly important sources of revenue. In addition, the profitability of our retail lending and credit card operations may decline as a result of growing market saturation in the retail lending and credit card segments, increased interest rate competition, pressure to lower the fee rates applicable to our credit cards (particularly merchant fee rates) and higher marketing expenses. Intense and increasing competition has made and continues to make it more difficult for us to secure retail, credit card and small- and medium-sized customers with the credit quality and on credit terms necessary to achieve our business objectives in a commercially acceptable manner.

Furthermore, companies in the banking and financial industries have increasingly adopted new technologies, including artificial intelligence and data science, to provide innovative services to their customers and differentiate themselves from competitors. Our failure to adopt such technologies in a timely and competitive manner could negatively impact our market share and profitability. For example, the introduction of Internet-only banks in Korea has led to an increase in competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which Kookmin Bank held a 4.9% equity interest as of December 31, 2025, commenced operations in July 2017, while Toss Bank, another Internet-only bank, commenced operations in October 2021. In recent years, the Financial Services Commission announced various measures designed to encourage competition within the banking industry, including its intention to issue more banking licenses (including those for Internet-only banks) and actively permitting the conversion of existing regional or savings banks into nationwide commercial banks. For example, in May 2024, the Financial Services Commission approved DGB Daegu Bank’s application to convert from a regional bank into a nationwide commercial bank. DGB Daegu Bank subsequently became Korea’s seventh commercial bank and rebranded itself as iM Bank in June 2024.

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

In addition, we believe that various structural changes to the Korean financial investment industry in recent years are likely to lead to increased competition among financial institutions in Korea. For example, an increase in foreign investments made by Korean investors and the emergence of alternative trading systems in recent years have been reshaping the Korean financial investment market, as well as the competitive strategies of financial institutions. An increase in the overall trading volumes of these investments in recent years has prompted certain securities firms to offer very low commission rates on foreign investments to capitalize on such increase, thereby further intensifying competition. In March 2025, Nextrade emerged as the first alternative to the Korea Exchange, offering extended trading hours and lower fees, although its operations remain subject to certain regulatory restrictions.

Moreover, a number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014, which established a new financial holding company, Woori Financial Group Inc., in January 2019. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in TONGYANG Life Insurance Co., Ltd. and Allianz

Life Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. Meanwhile, Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020, and subsequently merged with and into Shinhan Life Insurance Co., Ltd. in July 2021. In 2022, Shinhan Financial Group also acquired BNP Paribas Cardif General Insurance, which was subsequently renamed Shinhan EZ General Insurance. In July 2025, Woori Financial Group acquired 75.3% of the shares of TONGYANG Life Insurance Co., Ltd. and 100.0% of the shares of ABL Life Insurance Co., Ltd. In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd. (which was renamed Mirae Asset Securities Co., Ltd. in March 2021), one of the largest securities companies in Korea in terms of capital. In 2024, Woori Financial Group acquired Korea Foss Securities Co., Ltd. by merging it with its then wholly-owned subsidiary Woori Investment Bank Co., Ltd., with Korea Foss Securities Co., Ltd. remaining as the surviving entity, which was subsequently renamed Woori Investment Securities Co., Ltd.

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

Of our 20 largest corporate exposures (including loans, debt and equity securities and guarantees and acceptances) as of December 31, 2025, nine were to companies that were members of the 41 largest highly-indebted business groups among chaebols in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures. As of that date, the total amount of our exposures to 41 of such largest highly-indebted business groups among chaebols was ￦52,630 billion, or 7.1% of our total exposures. If the credit quality of our exposures to chaebols declines as a result of financial difficulties they experience or for other reasons, we could require substantial additional loan loss provisions, which would hurt our results of operations and financial condition.

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

As of December 31, 2025, our loans and guarantees to large corporate borrowers that were in workout, restructuring or rehabilitation amounted to ￦133 billion, or 0.03% of our total loans and guarantees, most of which was classified as impaired. As of the same date, our allowances for credit losses on these loans and guarantees amounted to ￦66 billion, or 49.6% of these loans and guarantees. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, we have other exposure to such companies, in the form of debt and equity securities of such companies held by us (including equity securities we acquired as a result of debt-to-equity conversions). Our exposures as of December 31, 2025 with respect to such securities of large corporate borrowers in workout, restructuring or rehabilitation amounted to approximately ￦5 billion, or less than 0.01% of our total debt securities and equity securities, but may increase in the future. In addition, in the case of borrowers that are or become subject to workout or restructuring, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

In particular, as of December 31, 2025, we had ￦21 billion of outstanding exposures to Taeyoung Engineering & Construction Co., or Taeyoung E&C, which had commenced workout procedures in January 2024. Pursuant to the workout procedures, the creditors of Taeyoung E&C, including us, agreed to temporarily defer all of Taeyoung E&C’s payment obligations. Subsequently, the Korea Development Bank, as the lead creditor, worked together with external consultants to evaluate Taeyoung E&C’s ability to maintain its business and repay its loans. In April 2024, the Korea Development Bank proposed a corporate improvement plan to restructure Taeyoung E&C based on such evaluation, which would involve debt-to-equity swaps and capital reductions, among others, and the creditors approved such corporate improvement plan, following which the Korea Development Bank entered into an agreement with Taeyoung E&C to implement such plan. The term of such agreement is three years, and is expected to expire in May 2027.

A large portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2025, our loans and guarantees to our 20 largest borrowers totaled ￦15,780 billion and accounted for 3.1% of our total loans and guarantees. As of that date, our single largest corporate credit exposure was to the Korea Securities Finance Corporation, to which we had outstanding debt securities of ￦6,312 billion and an additional exposure of ￦168 billion in the form of equity securities. Any deterioration in the financial condition of the Korea Securities Finance Corporation or our other large corporate borrowers may require us to record substantial additional provisions and charge-offs and may have a material adverse impact on our results of operations and financial condition.

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

Pursuant to the solvency requirements implemented by the Financial Services Commission, insurance companies in Korea are required to maintain a statutory ratio of available capital to required capital of not less than 100% on a consolidated basis. In addition, under the Regulation on Supervision of Insurance Business, a K-ICS (as defined below) ratio of at least 130% (which was lowered from 150% in June 2025) currently applies to certain regulatory matters, including early redemption conditions for subordinated obligations and certain licensing requirements. We believe that a K-ICS ratio of not less than 130% is generally considered standard in the Korean insurance industry. Furthermore, in January 2026, the Financial Services Commission announced new regulations that would require the ratio of core capital to required capital to be maintained at 50% or higher, to become effective on January 1, 2027. Solvency requirements require insurance companies to hold adequate capital to cover their exposures to life/long-term non-life insurance risk, general non-life insurance risk, market risk, credit risk and operational risk by reflecting such risks in their calculation of required capital. Based on preliminary data, which are subject to change, KB Insurance and KB Life Insurance had solvency ratios of 191.42% and 272.19%, respectively, as of December 31, 2025.

On January 1, 2023, the Financial Supervisory Service introduced the Korean-Insurance Capital Standard, or K-ICS, a new regulatory solvency regime for insurance companies based on the International Capital Standard developed by the International Association of Insurance Supervisors, which is similar in substance to the Solvency II Directive of the European Union. The Solvency II Directive, which has been in effect in the European Union since January 1, 2016, is a comprehensive program of regulatory requirements for insurance companies, covering authorization, corporate governance, supervisory reporting, public disclosure and risk assessment and management, as well as solvency. Under K-ICS, insurance contract liabilities are expected to be measured based on market value, rather than book value, at the time of the computation of available capital. K-ICS has also introduced new risk subcategories, including those related to termination, business expenses, longevity, catastrophes and asset concentration, to be considered at the time of the computation of required capital. These changes, among others, have required a number of insurance companies in Korea with a large portfolio of high guaranteed rate of return products to obtain additional capital to meet their solvency requirements. However, the Financial Supervisory Service has allowed for a gradual deduction from available capital and a gradual recognition of risks in relation to required capital, for up to ten years (until 2032). In order to ease the burden on insurance companies, corrective measures will be withheld for up to five years (until 2027) even if the solvency ratio under K-ICS is less than 100%, if the risk-based capital adequacy ratio exceeds 100%. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Insurance Companies—Capital Adequacy.”

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

The overall prospects for the Korean and global economy in 2026 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•

escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East (including those resulting from the military conflicts between Iran and other countries, including the United States and Israel);

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic;

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

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has fluctuated significantly in recent years and has been subject to significant volatility as a result of the COVID-19 pandemic, the Russia-Ukraine war and the ensuing sanctions against Russia, the hostilities in the Middle East following the military conflicts between Iran and other countries, including the United States and Israel, the difference in policy rates between the United States and Korea and, more recently, the political situation in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025, among others. A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated debt, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, as a result of the deterioration in global and Korean economic conditions, there have been fluctuations in securities prices, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments have resulted in and may lead to further trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method. See “—Significant changes in interest rates could adversely affect our business, financial condition and results of operations.”

Adverse developments affecting the financial services industry, including events or concerns involving liquidity of financial institutions, could adversely affect our business, financial condition or results of operations.

In early 2023, difficulties at several banks in the United States and Europe have caused uncertainty for financial services companies, in particular the banking sector, and fear of instability in the global financial system generally, including in Korea. Such difficulties were caused, among others, by rising levels of inflation rates and rapid increases in interest rates, which have led to declines in the values of previously issued government securities held by such banks. Although the relevant financial authorities have intervened directly and indirectly in notable cases, there is a risk that other financial institutions could face difficulties, including from contagion disconnected from market fundamentals or for other reasons, and it is unclear what steps regulators would take, if any, in the event of further bank difficulties or continuing (or increasing) market distress. Many financial institutions have experienced volatile stock prices and significant losses in their equity value, and there is concern that depositors have withdrawn, or could withdraw in the future, significant sums from their accounts at these institutions, often at a rapid pace through digital bank runs. Any negative perceptions resulting from such developments concerning the soundness of savings banks, Internet-only banks or the banking system generally in Korea could impact where customers choose to maintain deposits, which could lead certain banks in Korea to experience closure or other significant distress. If any such events occur in the future, the Korean government has in the past and may in the future require us, as one of the largest financial holding companies in Korea, to intervene, which could strain our resources, divert our management’s attention and have an adverse impact on our results of operations and financial condition.

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

We also seek to identify and manage our exposure to operational risk, which we define broadly to include all financial and non-financial risks, other than credit risk, market risk, interest rate risk and liquidity risk, that may arise from our operations that could negatively impact our capital, including the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events as defined under Basel III. In addition to our internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our operations, as well as special audits and investigations as the need arises on particular aspects of our operations, such as risk management, internal control, credit monitoring and liquidity. Pursuant to certain amendments made to the Act on the Corporate Governance of Financial Companies aimed at strengthening the internal control systems of financial companies in Korea, which became effective in July 2024, we established an internal control committee under our board of directors in March 2025. Such committee is responsible for establishing and amending our strategies and standards relating to internal control and overseeing their proper implementation, among others. In the ordinary course of its audits or investigations, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the

Financial Supervisory Service. We have in the past received, and may in the future receive, such notices, and we have taken and will continue to take appropriate actions in response to such notices. While we intend to fully cooperate with the Financial Supervisory Service in its audits and investigations and take any remedial measures as necessary, no assurance can be given that these remedial measures would be sufficient to prevent similar or more adverse operational risks from materializing.

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

A substantial portion of our loans is secured by real estate, the values of which have fluctuated significantly in recent years. Although it is our general policy to lend up to 60% to 70% of the appraised value of collateral (except in certain regulated areas designated by the Korean government where we generally limit our lending to 40% of the appraised value of collateral and in the case of first-time home buyers where we generally limit our lending to between 70% and 80% of the appraised value of collateral) and to periodically re-appraise our collateral, a downturn in the real estate market in Korea may result in declines in the value of the collateral securing our mortgage and home equity loans. If collateral values decline, they may not be sufficient to cover uncollectible amounts in respect of our secured loans. Any future declines in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, could result in a deterioration in our asset quality and may require us to take additional loan loss provisions.

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

As of December 31, 2025, we held debt securities issued by Korean companies and financial institutions (other than those issued by the Bank of Korea, the Korea Development Bank, Korea Housing Finance Corporation, Industrial Bank of Korea and Korea Electric Power Corporation, which are government-owned or -controlled enterprises or financial institutions) with a total carrying amount of ￦58,386 billion in our trading and investment securities portfolio. The market value of these securities could decline significantly due to various factors, including future increases in interest rates or a deterioration in the financial and economic condition of any particular issuer or of Korea in general. Any of these factors individually or a combination of these factors would require us to write down the fair value of these debt securities, resulting in impairment losses. Because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of these securities as reflected on our statements of financial position is determined by references to suggested prices posted by Korean rating agencies or the Korea Financial Investment Association. These valuations, however, may differ significantly from the actual value that we could realize in the event we elect to sell these securities. As a result, we may not be able to realize the full book value at the time of any such sale of these securities and thus may incur losses.

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

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2025, we had ￦113 billion of special reserves in respect of trust accounts for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2023, 2024 and 2025. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

Our operations have been, and will continue to be, subject to increasing and continually evolving cybersecurity and other technological risks.

With the proliferation of new technologies, including artificial intelligence, and the increasing use of the Internet and mobile devices to conduct financial transactions, our operations as a large financial institution have been, and will continue to be, subject to an increasing risk of cyber incidents relating to these activities, the nature of which is continually evolving. Our computer systems, software and networks are subject to cyber incidents, such as disruptions, delays or other difficulties from our information technology system, computer viruses or other malicious codes, loss or destruction of data (including confidential client information), unauthorized access, account takeover attempts and cyber attacks. A significant portion of our daily operations relies on our information technology systems, including customer service, billing, the secure processing, storage and transmission of confidential and other information as well as the timely monitoring of a large number of complex transactions. See “Item 16K. Cybersecurity.” Although we have made substantial and ongoing investments in building systems and protections to address cybersecurity and other related risks, there is no guarantee that such measures will provide complete protection against cyber threats. In addition, because methods used to cause cyber attacks change frequently or, in some cases, are not recognized until launched, we may be unable to implement effective preventive measures or proactively address these methods. Furthermore, these cyber threats may arise from human error, accidental technological failure and third parties with whom we do business. Although we maintain insurance coverage that may cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses. If we were to be subject to a cyber incident, it could result in the disclosure of confidential client information, damage to our reputation with our customers and in the market, customer dissatisfaction, additional costs to us, regulatory penalties, exposure to litigation and other financial losses to both us and our customers, which could have an adverse effect on our business and results of operations.

Risks relating to liquidity and capital management

Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.

We meet a significant amount of our funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2025, approximately 93.9% of our deposits had maturities of one year or less or were payable on demand. In the past, a substantial proportion of our customer deposits have been rolled over upon maturity. We cannot guarantee, however, that depositors will continue to roll over their deposits in the future. In the event that a substantial number of our short-term deposit customers withdraw their funds or fail to roll over their deposits as higher-yielding investment opportunities emerge, our liquidity position could be adversely affected. We may also be required to seek more expensive sources of short-term and long-term funding to finance our operations. See “Item 5.B. Liquidity and Capital Resources—Financial Condition—Liquidity.”

We may be required to raise additional capital if our capital adequacy ratio deteriorates or the applicable capital requirements change in the future, but we may not be able to do so on favorable terms or at all.

Under the capital adequacy requirements of the Financial Services Commission, as of December 31, 2025, both we and Kookmin Bank, our banking subsidiary, were required to maintain a total minimum common equity Tier I capital adequacy ratio of 9.0%, Tier I capital adequacy ratio of 10.5% and combined Tier I and Tier II capital adequacy ratio of 12.5%, on a consolidated basis (including applicable additional capital buffers and requirements as described below). As of December 31, 2025, our common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 13.82%, 15.21% and 16.20%, respectively, and Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 14.91%, 15.35% and 17.28%, respectively, all of which exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratios may deteriorate in the future if our results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our retail loans (including credit card balances) and loans to small- and medium-sized enterprises, or if we are not able to deploy our funding into suitably low-risk assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and is set at 1.0% as of the date of this annual report. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2025 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2025. In July

2025, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2026, which again subjects us to an additional capital requirement of 1.0% in 2026. In addition, the Financial Services Commission has indicated that it may introduce a stress buffer capital requirement of up to 2.5%, which would require banks and bank holding companies to hold additional capital based on stress test results. The introduction of this requirement, initially planned for 2024, has been delayed multiple times and is currently not expected to be introduced until at least June 2026. All such requirements are in addition to the pre-existing requirement for minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets set forth above. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy” and “—Principal Regulations Applicable to Banks—Capital Adequacy.”

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

Interest rates in Korea have been subject to significant fluctuations in recent years. For example, the Bank of Korea lowered its policy rate to 0.75% in March 2020 and to 0.50% in May 2020 in response to deteriorating economic conditions resulting from the COVID-19 pandemic. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, the Bank of Korea gradually raised its policy rate to pre-pandemic levels of 1.25% from August 2021 through January 2022. Furthermore, in response to rising levels of household debt and inflation in Korea as well as globally, the Bank of Korea continued to raise its policy rate to 3.50% from April 2022 through January 2023. More recently, however, the Bank of Korea lowered its policy rate to 3.25% in October 2024, 3.00% in November 2024, 2.75% in February 2025 and 2.50% in May 2025 in response to weak economic conditions in Korea.

All else being equal, increases in interest rates could lead to a decline in the value of our portfolio of debt securities, which generally pay interest based on a fixed rate. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among retail borrowers. Rising interest rates may therefore require us to re-balance our asset portfolio and our liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

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

The Korean government has also promoted policies under which financial institutions in Korea are encouraged to provide financial support to particular sectors. For example, pursuant to a financial support program announced by the Korean government in December 2023, participating Korean banks, including Kookmin Bank, provided a significant amount of liquidity support to small business owners and those in vulnerable sectors over the past few years. See “—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.” and “—Risks relating to our retail credit portfolio—Future changes in market conditions as well as other factors may lead to increases in delinquency levels of our retail loan portfolio.” Recently, the Korean government emphasized policies aimed at promoting so-called “productive finance,” encouraging banks to expand lending to, and investments in, strategic and productive industries and to diversify their business models beyond traditional household lending. Furthermore, in December 2025, the Korean government launched the National Growth Fund, a ￦150 trillion program intended to invest in certain designated advanced strategic industries, including artificial intelligence and semiconductors. We, through Kookmin Bank, will be contributing ￦10 trillion to the fund over the next five years. The Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may decide to accept. We may incur costs or losses as a result of providing such financial support.

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea.

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Government has repeatedly condemned North Korea’s provocations and flagrant violations of relevant United Nations Security Council resolutions. Over the years, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, as did the United States and the European Union.

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

In addition, the future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, mainly due to the Russia-Ukraine war and the ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe and the hostilities in the Middle East following the military conflicts between Iran and other countries, including the United States and Israel, significant fluctuations in policy interest rates globally and, more recently, the political situation in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. See “—Other risks relating to our business—Unfavorable changes in the global financial markets could adversely affect our results of operations and financial condition.”

The value of the Won relative to major foreign currencies, in particular the U.S. dollar, has fluctuated significantly and, as a result of uncertain global and Korean economic, social and political conditions, there recently has been significant volatility in the stock prices of Korean companies. Future declines in the Korea Composite Stock Price Index, or the KOSPI, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy, including as a result of higher levels of market interest rates;

•

political uncertainty or increasing strife among or within political parties in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025;

•

the imposition of significant tariffs on Korea’s exports by any of its major export markets, including the United States, as well as any countermeasures or policy responses adopted by the Korean government that may entail significant costs;

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from the military conflicts between Iran and other countries, including the United States and Israel) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic, in Korea or other parts of the world;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the deterioration of economic and trade relations among such countries (including escalations of tariffs) and increased uncertainties in the global financial markets and industry;

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

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts, including semiconductors, due to disruptions in the global supply chain;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•

a substantial decrease in tax revenues or a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, which could lead to a national budget deficit as well as an increase in the Korean government’s debt;

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 2.7% in 2023 to 2.8% in each of 2024 and 2025. Increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

Risks relating to our common stock and ADSs

We or our major stockholders may sell shares of our common stock or ADSs in the future, and these and other sales may adversely affect the market price of our common stock and ADSs and may dilute your investment and relative ownership in us.

We have no current plans for any public offerings of our common stock, ADSs or securities exchangeable for or convertible into such securities. However, it is possible that we may decide to offer or sell such securities in the future. In addition, our major stockholder, the Korean National Pension Service, held approximately 8.68% of our total issued common stock (or 9.23% of our total outstanding common stock) as of December 31, 2025, which it may sell at any time.

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

Our common stock is listed on the KRX KOSPI Market, which has a smaller market capitalization and is more volatile than other securities markets, such as those in the United States and other countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the KRX KOSPI Market. The KRX KOSPI Market has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the KRX KOSPI Market has prescribed a fixed range in which share prices are permitted to move on a daily basis. The KOSPI was 6,615.0 on April 27, 2026. There is no guarantee that the stock prices of Korean companies will not decline again in the future. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

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

Business

We are one of the largest financial holding companies in Korea, in terms of consolidated total assets, and our operations include Kookmin Bank, one of the leading commercial banks in Korea. Our subsidiaries collectively engage in a broad range of businesses, including commercial banking, credit cards, asset management, non-life and life insurance, capital markets activities and international banking and finance. As of December 31, 2025, we had consolidated total assets of ￦798 trillion, consolidated total deposits of ￦462 trillion and consolidated total equity of ￦61 trillion.

As part of our commercial banking activities, we provide credit and related financial services to individuals, small- and medium-sized enterprises and large corporate customers. We also provide a full range of deposit products and related services to both individuals and enterprises of all sizes. We provide these services predominantly through Kookmin Bank.

By their nature, our core consumer and small- and medium-sized enterprise operations place a high premium on customer access and convenience. Our combined banking network of 771 branches as of December 31, 2025, one of the most extensive in Korea, provides a solid foundation for our business and is a major source of our competitive strength. This network provides us with a large, stable and cost effective funding source, enables us to provide our customers convenient access and gives us the ability to provide the customer attention and service essential to conducting our business, particularly in an increasingly competitive environment. Our branch network is supplemented by our advanced digital platforms, including KB Star Banking. As of December 31, 2025, we had a customer base of approximately 39.0 million retail customers, which represented over one-half of the Korean population.

The following table sets forth the principal components of our lending business as of the dates indicated. As of December 31, 2025, retail loans and credit card loans and receivables accounted for 45.2% of our total loan portfolio:

	As of December 31,
	2024			2025
	(in billions of Won, except percentages)
Retail
Mortgage and home equity(1)	￦	136,130	28.5%	￦	142,805	28.7%
Other consumer(2)		57,673	12.1		58,840	11.8

Total retail		193,803	40.6		201,645	40.5

Credit card		23,443	4.9		23,111	4.7
Corporate		223,603	46.8		238,431	47.9
Foreign		36,856	7.7		34,197	6.9

Total loans	￦	477,705	100.0%	￦	497,384	100.0%

(1)	Includes ￦5,170 billion and ￦4,205 billion of overdraft loans secured by real estate in connection with home equity loans as of December 31, 2024 and 2025, respectively.
(2)	Includes ￦11,210 billion and ￦12,109 billion of overdraft loans as of December 31, 2024 and 2025, respectively.

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

The key elements of our strategy are as follows:

Providing comprehensive financial services and maximizing synergies among our subsidiaries through our financial holding company structure

We believe the Korean financial services market has been undergoing and will continue to undergo significant change, resulting from, among other things, fluctuations in the Korean and global economy and the evolving social landscape in Korea, including the acceleration of population aging in Korea, the spread of artificial intelligence usage and the growth of the digital asset ecosystem. In the context of such changes, we plan to become a comprehensive financial services provider capable of offering a full range of products and services to our large existing base of retail and corporate customers, as well as a global firm that can effectively compete with leading international financial institutions.

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

One of our key customer-related strategies continues to be creating greater value and better service for our customers. We intend to continue improving our customer service, including through:

•

Improved customer relationship management technology. Management has devoted substantial resources toward development of our customer relationship management system, which is designed to provide our employees with the information needed to continually improve the level of service and incentives offered to our preferred customers. Our integrated customer relationship system allows for better customer management and streamlines our customer reward system. We have also developed state-of-the-art call centers, mobile applications and online Internet capabilities to provide shorter response times to customers seeking information or to execute transactions. Furthermore, we are focused on improving our customer channels to offer the same quality of service for both our in-branch and non-face-to-face interactions, including online platforms and mobile banking. Our goals are to continually focus on improving customer service to satisfy our customers’ needs through continuing efforts to deliver new and improved services and to upgrade our customer relationship management system to provide the best possible service to our customers in the future.

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

Lending Activities

We offer various loan products that target different segments of the population, with features tailored to each segment’s financial profile and other characteristics. The following table sets forth the balances and the percentage of our total retail lending represented by the categories of our retail loans as of the dates indicated:

	As of December 31,
	2024			2025
	(in billions of Won, except percentages)
Retail:
Mortgage and home equity loans	￦	136,130	70.2%	￦	142,805	70.8%
Other consumer loans(1)		57,673	29.8		58,840	29.2

Total	￦	193,803	100.0%	￦	201,645	100.0%

(1)	Excludes credit card loans, but includes overdraft loans.

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

For secured loans, including mortgage and home equity loans, our policy is to lend up to 100% of the adjusted collateral value (except in areas of high speculation designated by the government where we generally limit our lending to 40% of the appraised value of collateral) minus the value of any lien or other security interests that are prior to our security interest. In calculating the adjusted collateral value for real estate, we use the appraisal value of the collateral multiplied by a factor, generally between 60% to 70%. This factor varies depending upon the location and use of the real estate and is established in part by taking into account court-supervised auction prices for nearby properties.

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

Private sector mortgage and home equity lending in Korea has expanded substantially in recent years. We provide customers with a number of mortgage and home equity loan products that have flexible features, including terms, repayment schedules, amounts and eligibility for loans, and we offer interest rates on a commercial basis. The maximum term of mortgage loans is 50 years and the majority of our mortgage loans have long-term maturities, which may be renewed. Non-amortizing home equity loans have a maturity of one to five years and home equity loans subject to amortization of principal may have a maximum term of up to 50 years. As of December 31, 2025, we had ￦31,557 billion of amortizing home equity loans, representing 98.8% of our total home equity loans, and ￦389 billion of non-amortizing home equity loans, representing 1.2% of our total home equity loans. Any customer is eligible for a mortgage or an individual home equity loan regardless of whether it participates in one of our housing related savings programs and so long as that customer is not barred by regulation from obtaining a loan because of bad credit history. However, customers with whom we frequently transact business and provide us with significant revenue receive preferential interest rates on loans.

As of December 31, 2025, 51.8% of our mortgage loans were secured by residential property which is the subject of the loan, 25.7% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining 22.5% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans is restricted to financing of home purchases and some of these loans are guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2025, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately 49.7%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3.D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

The following table sets forth our unsecured and secured mortgage loans and home equity loans as of December 31, 2024 and 2025, based on their loan classification categories under IFRS and our internal credit ratings for loans (which are described in Note 4.2.4 of the notes to our consolidated financial statements):

	As of December 31, 2024
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
							(in billions of Won)
Mortgage:
Secured(1)	￦	90,608	￦	1,023	￦	124	￦	5	￦	10	￦	6,538	￦	189	￦	98,497
Unsecured		3,390		14		—		—		—		59		6		3,469
Home Equity:
Secured		31,703		232		73		3		1		2,076		76		34,164
Unsecured		—		—		—		—		—		—		—		—

Total	￦	125,701	￦	1,269	￦	197	￦	8	￦	11	￦	8,673	￦	271	￦	136,130

	As of December 31, 2025
	Stage 1										Stage 2		Stage 3		Total
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5
							(in billions of Won)
Mortgage:
Secured(1)	￦	100,059	￦	877	￦	89	￦	11	￦	6	￦	6,199	￦	207	￦	107,448
Unsecured		3,204		14		—		—		—		187		6		3,411
Home Equity:
Secured		29,498		207		64		1		—		2,071		105		31,946
Unsecured		—		—		—		—		—		—		—		—

Total	￦	132,761	￦	1,098	￦	153	￦	12	￦	6	￦	8,457	￦	318	￦	142,805

(1)	Includes advance loans guaranteed by the Housing Finance Credit Guarantee Fund to borrowers for the down payment of new housing that is in the process of being built.

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

Pricing. The interest rates on our retail mortgage loans are generally based on a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods using our Market Opportunity Rate system, which reflects our internal cost of funding, further adjusted to account for our expenses related to lending). Our interest rates also incorporate a margin based among other things on the type of security, the credit score of the borrower and the estimated loss on the security. We can adjust the price to reflect the borrower’s current and/or expected future contribution to us. The applicable interest rate is determined at the time of the loan. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 0.55% to 0.75% of the loan amount in addition to the accrued interest.

The interest rates on our home equity loans are determined on the same basis as our retail mortgage loans.

As of December 31, 2025, the Market Opportunity Rate was 2.81% for a three-month period, 2.84% for a six-month period and 2.82% for a twelve-month period.

Other Consumer Loans

Other consumer loans are primarily unsecured. However, such loans may be secured by real estate, deposits or securities. As of December 31, 2025, approximately ￦34,951 billion, or 59.4% of our consumer loans (other than mortgage and home equity loans) were unsecured loans (although some of these loans were guaranteed by a third party). Overdraft loans are also classified as other consumer loans, are primarily unsecured and generally have an initial maturity of one year, which is typically extended automatically on an annual basis and may be extended up to a maximum of ten years. The amount of overdraft loans as of December 31, 2025 was approximately ￦12,109 billion.

Pricing. The interest rates on our other consumer loans (including overdraft loans) are determined on the same basis as on our mortgage and home equity loans, except that, for unsecured loans, the borrower’s credit score as determined during our loan approval process is also taken into account. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management.”

Deposit-taking Activities

Due to our extensive nationwide network of branches, together with our long history of development and our resulting know-how and expertise, as of December 31, 2025, we had one of the largest numbers of retail customers and retail deposits among Korean commercial banks. The balance of our deposits from retail customers was ￦245,846 billion and ￦249,695 billion as of December 31, 2024 and 2025, respectively, which constituted 56.4% and 54.0%, respectively, of the balance of our total deposits.

We offer many deposit products that target different segments of our retail customer base, with features tailored to each segment’s financial profile, characteristics and needs, including:

•

Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a variable rate depending on the amount of deposit. Retail and corporate demand deposits constituted 35.8% of our total deposits as of December 31, 2025 and paid average interest of 0.46% for 2025.

•

Time deposits, which generally require the customer to maintain a deposit for a fixed term, during which the deposit accrues interest at a fixed rate or a variable rate based on the COFIX, or to deposit specified amounts on an installment basis. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to three years, and the term for installment savings deposits ranges from six months to five years. Retail and corporate time deposits constituted 47.9% of our total deposits as of December 31, 2025 and paid average interest of 3.12% for 2025. Most installment savings deposits offer fixed interest rates.

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

In 2002, after significant research and planning, we launched private banking operations at Kookmin Bank’s headquarters. Shortly thereafter, we launched a comprehensive strategy with respect to customers with higher net worth, which included staffing appropriate representatives, marketing aggressively, establishing IT systems, selecting appropriate branch locations and readying such branches with the necessary facilities to service such customers. As of December 31, 2025, we operated 24 main private banking centers through Kookmin Bank.

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

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦100 million per depositor per bank, which limit increased from ￦50 million through an amendment to the Depositor Protection Act of Korea that became effective in September 2025. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.”

Credit Cards

Credit cards are another of our core retail products. We issue most of our credit cards under the “KB Kookmin Card” brand. Our credit card business is operated by our subsidiary, KB Kookmin Card Co., Ltd.

The following table sets forth certain data relating to our credit card operations, on a non-consolidated basis, as of the dates and for the periods indicated:

	As of and for the Year Ended December 31,
	2023(1)		2024		2025
	(in billions of Won, except percentages and numbers of holders and merchants)
Number of credit cardholders (at year end) (thousands)
General accounts		12,032		12,447		12,881
Corporate accounts		656		678		689

Total		12,688		13,125		13,570

Number of merchants (at year end) (thousands)		2,972		2,991		3,010
Active ratio (at year end)(2)		90.2%		90.7%		91.4%
Credit card fees
Merchant fees(3)	￦	1,473	￦	1,526	￦	1,377
Installment and cash advance fees		739		764		717
Annual membership fees		181		184		215
Other fees		1,202		1,272		1,225

Total	￦	3,595	￦	3,746	￦	3,534

Charge volume(4)
General purchase	￦	105,092	￦	108,877	￦	113,108
Installment purchase		22,377		23,264		23,692
Cash advance		10,330		9,927		8,268
Card loan(5)		6,853		6,918		6,370

Total	￦	144,652	￦	148,986	￦	151,438

Outstanding balance (at year end)
General purchase	￦	8,785	￦	9,412	￦	9,548
Installment purchase		5,677		6,049		6,422
Cash advance		1,258		1,198		874
Card loan(5)		6,661		6,850		6,336

Total	￦	22,381	￦	23,509	￦	23,180

	As of and for the Year Ended December 31,
	2023(1)		2024		2025
	(in billions of Won, except percentages and numbers of holders and merchants)
Average outstanding balances
General purchase	￦	9,156	￦	9,429	￦	9,579
Installment purchase		5,814		5,897		6,126
Cash advance		1,289		1,225		1,005
Card loan(5)		6,503		6,803		6,596

Total	￦	22,762	￦	23,355	￦	23,306

Delinquency ratios (at year end)(6)
From 1 month to 3 months		0.82%		0.89%		0.73%
From 3 months to 6 months		0.23		0.39		0.25
Over 6 months		0.04		0.07		0.04

Total		1.08%		1.36%		1.03%

Non-performing loan ratio		0.28%		0.49%		0.33%
Write-offs (gross)	￦	661	￦	691	￦	639
Recoveries(7)		113		122		131

Net write-offs	￦	548	￦	569	￦	508

Gross write-off ratio(8)		2.96%		3.01%		2.78%
Net write-off ratio(9)		2.45%		2.48%		2.21%

(1)

Certain figures with respect to our credit card fees, outstanding balances and average outstanding balances as of and for the year ended December 31, 2023 above have been restated to reflect certain changes in our accounting policies relating to the accumulation of points for our coupon-type card services.

(2)	The active ratio represents the ratio of accounts used at least once within the last six months to total accounts as of year-end.
(3)

Merchant fees consist of maintenance fees and costs associated with prepayment by us (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications, costs relating to the management of delinquencies and recoveries, provision for loan losses, general variable expenses and other fixed costs that are charged to our member merchants. We typically charge our member merchants fees that range from 0.4% to 2.3%. We offer discounts for member merchants that are small- and medium-sized enterprises pursuant to applicable laws.

(4)	Represents the aggregate cumulative amount charged during the year.
(5)

Card loans consist of loans that are provided on an unsecured basis to cardholders upon prior agreement. Payment on such a loan can be due either in one payment or in installments after a fixed period, in the case of principal payments, and will be due in installments, in the case of interest payments.

(6)

Represents ratio of credit card balances overdue by one month or more to outstanding balance. In line with industry practice, we have restructured a portion of delinquent credit card account balances as loans. As of December 31, 2024 and 2025, these restructured loans amounted to ￦169 billion and ￦116 billion, respectively. Because these restructured loans are not treated as being delinquent at the time of conversion or for a period of time thereafter, our delinquency ratios may not fully reflect all delinquent amounts relating to our outstanding balances.

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

As of December 31, 2025, we had approximately 13.6 million credit cardholders. Of the credit cards outstanding, approximately 91.4% were active, meaning that they had been used at least once during the previous six months.

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

We issue debit cards and charge merchants commissions in the amount of approximately 1.0% of the amounts purchased using a debit card. We also issue “check cards,” which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards, and charge merchants commissions that typically range from 0.15% to 1.50%. Much like debit cards, check card purchases are also debited directly from customers’ accounts with us.

Corporate Banking

We lend to and take deposits from small- and medium-sized enterprises and, to a lesser extent, large corporate customers. Kookmin Bank, our banking subsidiary, had 415,671 small- and medium-sized enterprise borrowers and 1,810 large corporate borrowers for Won-currency loans as of December 31, 2025. For 2025, we received fee revenue from cash management services offered to corporate customers, which include “firm-banking” services such as inter-account transfers, transfers of funds from various branches and agencies of a company (such as insurance premium payments) to the account of the headquarters of such company and transfers of funds from various customers of a company to the main account of such company, in the amount of ￦138.1 billion. Of our branch network as of December 31, 2025, we had two branches that primarily handled large corporate banking.

The following table sets forth the balances and the percentage of our total corporate lending represented by our small- and medium-sized enterprise business loans and our large corporate business loans as of the dates indicated, estimated based on our internal classifications of corporate borrowers:

	As of December 31,
	2024			2025
	(in billions of Won, except percentages)
Corporate:
Small- and medium-sized enterprise loans	￦	158,778	75.6%	￦	165,610	74.7%
Large corporate loans		51,305	24.4		56,189	25.3

Total	￦	210,083	100.0%	￦	221,799	100.0%

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

The total amount of deposits from our corporate customers amounted to ￦204,929 billion as of December 31, 2025, or 44.3% of our total deposits.

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

We use the term “small- and medium-sized enterprises” as defined in the Framework Act on Small and Medium Enterprises and related regulations. Under the Framework Act on Small and Medium Enterprises and related regulations, an enterprise must meet each of the following criteria in order to meet the definition of a small- and medium-sized enterprise: (i) total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (ii) the average or annual sales revenue standards as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises that are applicable to the enterprise’s primary business must be met and (iii) the standards of management independence as prescribed by the Enforcement Decree of the Framework Act on Small and Medium Enterprises must be met. However, pursuant to an amendment to the Framework Act on Small and Medium Enterprises, which became effective in June 2020, an enterprise that qualifies as a small- and medium-sized enterprise pursuant to the above definition shall no longer be considered a small- and medium-sized enterprise if it is incorporated into, or is deemed to be incorporated into, a business group subject to certain disclosure requirements under the Monopoly Regulation and Fair Trade Act. Moreover, certified social enterprises (as defined in the Social Enterprise Promotion Act) and cooperatives and federations of cooperatives (each as defined in the Framework Act on Cooperatives, the Consumer Cooperatives Act and the Small and Medium Enterprise Cooperatives Act) that satisfy the requirements prescribed by the Framework Act on Small and Medium Enterprises may also qualify as small- and medium-sized enterprises.

Lending Activities

Our principal loan products for our small- and medium-sized enterprise customers are working capital loans and facilities loans. Working capital loans are provided to finance working capital requirements and include notes discounted and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing assembly plants. As of December 31, 2025, working capital loans and facilities loans accounted for 46.1% and 53.9%, respectively, of our total small- and medium-sized enterprise loans. As of December 31, 2025, Kookmin Bank, our banking subsidiary, had 415,671 small- and medium-sized enterprise customers on the lending side.

Loans to small- and medium-sized enterprises may be secured by real estate or deposits or may be unsecured. As of December 31, 2025, secured loans and guaranteed loans accounted for, in the aggregate, 86.9% of our small- and medium-sized enterprise loans. Among the secured loans, 98.1% were secured by real estate and 1.9% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms of up to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years for amortizing loans and 20 years for bullet repayment loans.

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

A substantial number of our small- and medium-sized enterprise customers are SOHOs, which we currently define to include sole proprietorships and individual business interests. With respect to SOHOs, we apply credit risk evaluation models, which not only use quantitative analysis related to a customer’s accounts, personal credit and financial information and due amounts but also require our credit officers to perform a qualitative analysis of each potential SOHO customer. With respect to SOHO loans in excess of ￦2 billion, our credit risk evaluation model also includes a quantitative analysis of the financial statements of the underlying business. We generally lend to SOHOs on a secured basis, although a small portion of our SOHO exposures are unsecured.

Pricing

We establish the price for our corporate loan products based principally on transaction risk, our cost of funding and market considerations. Transaction risk is measured by such factors as the credit rating assigned to a particular borrower, the size of the borrower and the value and type of collateral. Our loans are priced based on the Market Opportunity Rate system, which is a periodic floating rate system that takes into account the current market interest rate. For the Market Opportunity Rate as of December 31, 2025, see “—Retail Banking—Lending Activities—Mortgage and Home Equity Lending—Pricing.”

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

Lending Activities

Our principal loan products for our large corporate customers are working capital loans and facilities loans. As of December 31, 2025, working capital loans and facilities loans accounted for 75.7% and 24.3%, respectively, of our total large corporate loans. We also offer mortgage loans to large corporate clients who build or sell single- or multi-family housing units, as described above under “—Small- and Medium-sized Enterprise Banking—Lending Activities.”

As of December 31, 2025, secured loans and guaranteed loans accounted for, in the aggregate, 41.7% of our large corporate loans. Among the secured loans, 75.2% were secured by real estate and 24.8% were secured by deposits or securities. Working capital loans generally have a maturity of one year, but may be extended for additional terms ranging from three months to one year in length for an aggregate term of five years. Facilities loans have a maximum maturity of 15 years for amortizing loans and 20 years for bullet repayment loans.

In our unsecured lending to large corporate customers, a critical consideration in our policy regarding the extension of such unsecured loans is the borrower’s creditworthiness. We assign each borrower a credit rating based on the judgment of our experts or scores calculated using the appropriate credit rating system, taking into account both financial factors and non-financial factors (such as our perception of a borrower’s reliability, management and operational risk and risk relating to the borrower’s industry). The credit ratings, along with such factors, are key determinants in our lending to large corporate customers. Large corporate customers generally have higher credit ratings due to their higher repayment capability compared to other types of borrowers, such as small- and medium-sized enterprise borrowers. In addition, large corporate borrowers generally are affected to a lesser extent than small- and medium-sized enterprise borrowers by fluctuations in the Korean economy and also maintain more sophisticated financial records. As of December 31, 2025, 92.5% of our large corporate customers had credit ratings of BBB- or above according to the internal credit rating system of Kookmin Bank, compared to 78.9% of our small- and medium-sized enterprise customers. A credit rating of BBB- is assigned to customers whose ability to repay the principal and interest on their outstanding loans is determined by us to be generally satisfactory but nonetheless subject to adverse effects under unfavorable economic conditions or during downturns in the business environment. Based on our internal analysis of historical data, we believe that the probability of default for loans extended to large corporate customers with a credit rating of BBB- or above is between 0.00% and 2.26%.

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

As of December 31, 2025, in terms of our outstanding loan balance, 30.8% was extended to borrowers in the financial industry, 27.1% was extended to borrowers in the manufacturing industry, and 24.8% was extended to borrowers in the service industry.

Pricing

We determine pricing of our large corporate loans in the same way as we determine the pricing of our small- and medium-sized enterprise loans. See “—Small- and Medium-sized Enterprise Banking—Pricing” above. As of December 31, 2025, the Market Opportunity Rate, which is utilized in pricing loans offered by us, was the same for our large corporate loans as for our small- and medium-sized enterprise loans.

Capital Markets Activities and International Banking/Finance

Through our capital markets operations, we invest and trade in debt and equity securities and, to a lesser extent, engage in derivatives and asset securitization transactions and make call loans. We also provide investment banking and securities brokerage services.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and to generate interest and dividend income and capital gains. As of December 31, 2024 and 2025, our investment portfolio, which consists primarily of financial assets at amortized cost and financial assets at fair value through other comprehensive income, and our trading portfolio had a combined total carrying amount of ￦208,730 billion and ￦222,713 billion (including the investment and trading portfolios of our insurance operations) and represented 27.5% and 27.9% of our total assets, respectively.

Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. As of December 31, 2024 and 2025, we held debt securities with a total carrying amount of ￦199,636 billion and ￦208,950 billion, respectively, of which:

•	financial assets at amortized cost accounted for ￦37,131 billion and ￦35,085 billion, or 18.6% and 16.8%, respectively;

•	debt securities at fair value through other comprehensive income accounted for ￦88,736 billion and ￦93,312 billion, or 44.4% and 44.7%, respectively; and

•	debt securities at fair value through profit or loss accounted for ￦73,769 billion and ￦80,553 billion, or 36.9% and 38.5%, respectively.

Of these amounts, debt securities issued by the Korean government and government agencies as of December 31, 2024 and 2025 amounted to:

•	￦6,029 billion and ￦4,944 billion, or 16.2% and 14.1%, respectively, of our financial assets at amortized cost;

•	￦38,108 billion and ￦43,783 billion, or 42.9% and 46.9%, respectively, of our financial assets at fair value through other comprehensive income; and

•	￦13,390 billion and ￦12,700 billion, or 18.2% and 15.8%, respectively, of our debt securities at fair value through profit or loss.

From time to time we also purchase equity securities for our securities portfolios. Our equity securities consist primarily of marketable beneficiary certificates and equities listed on the KRX KOSPI Market, the KRX KOSDAQ Market or the KRX KONEX Market. As of December 31, 2024 and 2025:

•

equity securities at fair value through other comprehensive income had a carrying amount of ￦3,713 billion and ￦4,612 billion, or 4.0% and 4.7%, respectively, of our securities at fair value through other comprehensive income portfolio; and

•

equity securities at fair value through profit or loss had a carrying amount of ￦4,275 billion and ￦7,601 billion, or 5.5% and 8.6%, respectively, of our securities at fair value through profit or loss portfolio.

Our trading portfolio also includes derivative-linked securities, the underlying assets of which were linked to, among other things, interest rates, exchange rates, stock price indices or credit risks. As of December 31, 2024 and 2025, derivative-linked securities in our trading portfolio had a carrying amount of ￦1,924 billion and ￦2,161 billion, or 2.5% and 2.4% of our trading portfolio, respectively. See “—Derivatives Trading.”

The following tables show, as of the dates indicated, the unrealized gains and losses on financial assets at fair value through other comprehensive income and financial assets at amortized cost within our investment portfolio, and the amortized cost and fair value of the portfolio by type of financial asset:

	As of December 31, 2024
	Amortized Cost(7)		Net Unrealized Gain and Loss(8)		Loss Allowance for Expected Credit Losses(9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	40,287	￦	(2,177)	￦	2	￦	38,108
Financial institutions(1)		26,146		(50)		5		26,091
Corporate(2)		22,749		(678)		12		22,059
Asset-backed securities(3)		2,385		(18)		1		2,366
Others		197		(86)		—		111

Subtotal		91,764		(3,009)		20		88,735
Equity securities		2,736		977		—		3,713

Total financial assets at fair value through other comprehensive income	￦	94,500	￦	(2,032)	￦	20	￦	92,448

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	6,029	￦	(113)	￦	—	￦	5,916
Financial institutions(4)		12,762		(4)		12		12,746
Corporate(5)		8,946		(64)		—		8,882
Asset-backed securities(6)		9,321		(81)		5		9,235
Others		73		(4)		—		69

Total financial assets at amortized cost	￦	37,131	￦	(266)	￦	17	￦	36,848

	As of December 31, 2025
	Amortized Cost(7)		Net Unrealized Gain and Loss(8)		Loss Allowance for Expected Credit Losses(9)		Fair Value
	(in billions of Won)
Financial assets at fair value through other comprehensive income:
Debt securities
Korean treasury securities and government agencies	￦	48,161	￦	(4,377)	￦	1	￦	43,783
Financial institutions(1)		24,177		(182)		4		23,991
Corporate(2)		24,171		(945)		11		23,215
Asset-backed securities(3)		2,220		(56)		1		2,163
Others		222		(62)		—		160

Subtotal		98,951		(5,622)		17		93,312
Equity securities		3,451		1,161		—		4,612

Total financial assets at fair value through other comprehensive income	￦	102,402	￦	(4,461)	￦	17	￦	97,924

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	4,944	￦	(89)	￦	—	￦	4,855
Financial institutions(4)		13,817		(52)		12		13,753
Corporate(5)		8,698		(66)		—		8,632
Asset-backed securities(6)		7,551		(85)		4		7,462
Others		74		(4)		—		70

Total financial assets at amortized cost	￦	35,084	￦	(296)	￦	16	￦	34,772

(1)

Includes debt securities issued by Korea Housing Finance Corporation, the Korea Development Bank, the Bank of Korea, Industrial Bank of Korea and Korea Electric Power Corporation in the aggregate amount of ￦18,749 billion as of December 31, 2024 and debt securities issued by Korea Housing Finance Corporation, the Korea Development Bank, the Bank of Korea, Industrial Bank of Korea and Korea Electric Power Corporation in the aggregate amount of ￦15,783 billion as of December 31, 2025. These financial institutions are owned or controlled by the Korean government.

(2)

Includes debt securities issued by Korea Housing Finance Corporation and Korea Electric Power Corporation in the aggregate amount of ￦2,208 billion as of December 31, 2024 and debt securities issued by Korea Housing Finance Corporation and Korea Electric Power Corporation in the aggregate amount of ￦2,297 billion as of December 31, 2025. These entities are owned or controlled by the Korean government.

(3)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦1,842 billion as of December 31, 2024 and ￦1,677 billion as of December 31, 2025. Korea Housing Finance Corporation is owned by the Korean government.

(4)

Includes debt securities issued by the Korea Development Bank, the Bank of Korea and Industrial Bank of Korea in the aggregate amount of ￦1,823 billion as of December 31, 2024 and debt securities issued by the Korea Development Bank, the Bank of Korea and Industrial Bank of Korea in the aggregate amount of ￦3,154 billion as of December 31, 2025. These financial institutions are owned or controlled by the Korean government.

(5)

Includes debt securities issued by Korea Housing Finance Corporation, the Korea Development Bank and Korea Electric Power Corporation in the aggregate amount of ￦1,810 billion as of December 31, 2024 and debt securities issued by Korea Housing Finance Corporation and Korea Electric Power Corporation in the aggregate amount of ￦1,734 billion as of December 31, 2025. These entities are owned or controlled by the Korean government.

(6)

Includes mortgage-backed securities issued by Korea Housing Finance Corporation, which have residential mortgage loans as underlying assets, in the amount of ￦9,261 billion as of December 31, 2024 and ￦7,271 billion as of December 31, 2025. Korea Housing Finance Corporation is owned by the Korean government.

(7)	Gross carrying amount before adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(8)	Net unrealized gain and loss after adjusting for loss allowance for expected credit losses in accordance with IFRS 9.
(9)	Loss allowance for expected credit losses in accordance with IFRS 9.

Derivatives Trading

We engage in derivatives trading, including on behalf of our customers. Our trading volume decreased from ￦684,128 billion in 2023 to ￦605,459 billion in 2024 and ￦532,638 billion in 2025. Our net trading expense from derivatives for the years ended December 31, 2023, 2024 and 2025 was ￦(431) billion, ￦(583) billion and ￦(412) billion, respectively.

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

The following shows the estimated fair value of our derivatives as of December 31, 2024 and 2025:

	As of December 31,
	2024				2025
	Estimated Fair Value Assets		Estimated Fair Value Liabilities		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(in billions of Won)
Foreign exchange derivatives (1)	￦	9,925	￦	9,618	￦	5,926	￦	5,748
Interest rate derivatives (1)		1,449		1,509		1,749		1,678
Equity derivatives		297		336		447		550
Credit derivatives		37		27		36		26
Commodity derivatives		17		16		15		15
Others		6		277		5		217

Total	￦	11,731	￦	11,783	￦	8,178	￦	8,234

(1)	Includes those for trading purposes and hedging purposes.

The following table shows certain information related to our derivatives designated as fair value hedges for the years ended December 31, 2024 and 2025:

	Year Ended December 31,
	2024						2025
	Hedging Instruments		Hedged Item		Ineffective Portion		Hedging Instruments		Hedged Item		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	(190)	￦	218	￦	28	￦	(66)	￦	(1)	￦	(67)
Interest rate derivatives		(2)		6		4		5		(14)		(9)

Total	￦	(192)	￦	224	￦	32	￦	(61)	￦	(15)	￦	(76)

The following table shows certain information related to our derivatives designated as cash flow hedges for the years ended December 31, 2024 and 2025:

	Year Ended December 31,
	2024						2025
	Hedging Instruments		Effective Portion		Ineffective Portion		Hedging Instruments		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives	￦	278	￦	277	￦	1	￦	(142)	￦	(144)	￦	2
Interest rate derivatives		65		65		—		(343)		(343)		—

Total	￦	343	￦	342	￦	1	￦	(485)	￦	(487)	￦	2

The following table shows certain information related to financial instruments designated as net investment hedges in foreign operations for the years ended December 31, 2024 and 2025:

	Year Ended December 31,
	2024						2025
	Hedging instruments		Effective Portion		Ineffective Portion		Hedging instruments		Effective Portion		Ineffective Portion
	(in billions of Won)
Foreign exchange derivatives (1)	￦	(29)	￦	(29)	￦	—	￦	8	￦	8	￦	—
Interest rate derivatives		(224)		(224)		—		39		39		—

Total	￦	(253)	￦	(253)	￦	—	￦	47	￦	47	￦	—

(1)	Includes the gain (loss) on a non-derivative instrument designated as a hedging instrument.

Asset Securitization Transactions

We are active in the Korean asset-backed securities market. Based on our diverse experience with respect to product development and management capabilities relating to asset securitization, we offer customers a wide range of financial products and participate in various asset securitization transactions, including through our subsidiary KB Securities, to reinforce our position as a leading financial services provider with respect to the asset securitization market. We were involved in asset securitization transactions with an initial aggregate issue amount of ￦8,502 billion in 2023, ￦8,844 billion in 2024 and ￦11,259 billion in 2025, a significant portion of which were public offerings of asset-backed securities.

Call Loans

We make call loans and borrow call money in the short-term money market. Call loans are defined as short-term lending among banks and financial institutions either in Won or in foreign currencies with maturities of 90 days or less. Typically, call loans have maturities of one day. As of December 31, 2025, we had made call loans of ￦6,402 billion and borrowed call money of ￦4,228 billion, compared to ￦5,403 billion and ￦2,841 billion, respectively, as of December 31, 2024.

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

In 2025, we generated net investment banking income of ￦1,846 billion, consisting of ￦596 billion of net interest income and ￦1,250 billion of net non-interest income.

Securities Brokerage

We provide securities brokerage services through KB Securities. Our activities include provision of brokerage services to our retail and corporate customers relating to a wide range of investment products, including stocks, futures, options, equity- and derivative-linked securities and debt instruments, as well as provision of prime brokerage services to hedge funds. In addition, we offer self-directed brokerage services through KB Securities’ online and mobile brokerage platforms.

As of December 31, 2025, KB Securities operated a brokerage network consisting of 74 branches and sub-branches in Korea. In 2025, KB Securities generated commission income of ￦779 billion through its securities brokerage activities.

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

The table below sets forth certain information regarding our foreign currency assets and borrowings:

	As of December 31,
	2024		2025
	(in millions of US$)
Total foreign currency assets	US$	61,957	US$	66,684

Foreign currency borrowings:
Borrowings		15,072		14,398
Debentures		9,707		10,103

Total borrowings	US$	24,779	US$	24,501

The table below sets forth our overseas subsidiaries, branches and representative and liaison offices in operation as of December 31, 2025:

Business Unit(1)	Location
Subsidiaries (22)
Kookmin Bank (China) Ltd. (including five branches)	China
KB Microfinance Myanmar Co., Ltd. (including 15 branches)	Myanmar
KB PRASAC Bank Plc. (including 186 branches)	Cambodia
PT Bank KB Indonesia Tbk (including 151 branches)	Indonesia
KB Bank Myanmar Ltd.	Myanmar
KBFG Securities America Inc.	United States
KB Securities Hong Kong Ltd.	Hong Kong
KB Securities Vietnam Joint Stock Company (including three branches)	Vietnam
KB FINA Company Limited	Vietnam
PT KB Valbury Sekuritas (including 15 branches)	Indonesia
KBFG Insurance (China) Co., Ltd. (including one branch)	China
PT. Kookmin Best Insurance Indonesia (including four branches)	Indonesia
Leading Insurance Services, Inc.	United States
KB Daehan Specialized Bank PLC. (including eight branches)	Cambodia
PT. KB Finansia Multi Finance (including 116 branches)	Indonesia
KB J Capital Co., Ltd.	Thailand
KB Asset Management Singapore Pte. Ltd.	Singapore
PT KB Valbury Asset Management	Indonesia
KBAM Shanghai Advisory Services Co., Ltd.	China
KB KOLAO Leasing Co., Ltd. (including one branch)	Laos
PT Sunindo Kookmin Best Finance (including one branch)	Indonesia
PT KB Data Systems Indonesia	Indonesia
Branches (13)
Kookmin Bank, Tokyo Branch	Japan
Kookmin Bank, Auckland Branch	New Zealand
Kookmin Bank, New York Branch	United States
Kookmin Bank, London Branch	United Kingdom
Kookmin Bank, Ho Chi Minh City Branch	Vietnam
Kookmin Bank, Hanoi Branch	Vietnam
Kookmin Bank, Hong Kong Branch	Hong Kong
Kookmin Bank, Gurugram Branch	India
Kookmin Bank, Chennai Branch	India
Kookmin Bank, Pune Branch	India
Kookmin Bank, Singapore Branch	Singapore
Kookmin Best Insurance Co., Ltd. U.S. Branch	United States
KBFG Investment, Boston Branch	United States
Representative and Liaison Offices (6)
KB Securities, Shanghai Representative Office	China
KB Securities, Mumbai Liaison Office	India
KB Insurance, Hanoi Liaison Office	Vietnam
KB Insurance, Ho Chi Minh City Liaison Office	Vietnam
KB Kookmin Card, Yangon Representative Office	Myanmar
KB Asset Management, Ho Chi Minh City Representative Office	Vietnam

(1)	Does not include subsidiaries and branches in liquidation or dissolution.

Trustee and Custodian Services Relating to Investment Trusts and Other Functions

We act as a trustee for 106 financial investment companies with a collective investment license, which invest in investment assets using funds raised by the sale of beneficiary certificates of investment trusts to investors. We also act as custodian for 278 financial institutions and as fund administrator for 163 financial institutions with respect to various investments, as well as acting as settlement agent in connection with such services. We receive a fee for acting in these capacities and generally perform the following functions:

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

For the year ended December 31, 2025, our fee income from our trustee and custodian services was ￦42.8 billion and revenue collected as a result of administration of the underlying investments was ￦28.0 billion.

Other Businesses

Trust Account Management Services

Money Trust Management Services

We provide trust account management services for both specified money trusts and unspecified money trusts. We receive fees for our trust account management services consisting of basic fees that are based upon a percentage of either the net asset value of the assets or the principal under management and, for certain types of trust account operations, performance fees that are based upon the performance of the trust account operations. In 2025, our basic money trust fees ranged from 0.1% to 2.0% of total assets under management depending on the type of trust account. We also charge performance fees with respect to certain types of trust account products. We receive penalty payments when customers terminate their trust accounts prior to the original contract maturity.

We currently provide trust account management services for 20 types of money trusts. The maturities of the money trusts we manage vary by the type of the trust. Approximately 2.0% of our money trusts also provide periodic payments of dividends which are added to the assets held in such trusts and not distributed.

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

As of December 31, 2025, the total balance of our money trusts was ￦75,597 billion (as calculated in accordance with Statement of Korea Accounting Standard No. 5004, Trust Accounts, and the Enforcement Regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act, which we refer to as an “SKAS basis”). As for unspecified money trust accounts, we have investment discretion over all money trusts, which are pooled and managed jointly for each type of trust account. Specified money trust accounts are established on behalf of individual customers who direct our investment of trust assets.

The following table shows the balances of our money trusts by type as of the dates indicated. Under IFRS, we consolidate trust accounts for which we guarantee both the repayment of the principal amount and a fixed rate of interest as well as trust accounts for which we guarantee only the repayment of the principal amount.

	As of December 31,
	2024		2025
	(in billions of Won)
Principal and interest guaranteed trusts(1)	￦	0.1	￦	0.1
Principal guaranteed trusts(1)		3,403		3,175
Performance trusts(1)(2)		64,062		72,422

Total	￦	67,465	￦	75,597

(1)	Calculated on an SKAS basis.
(2)	Trusts which are primarily non-guaranteed.

The balance of our money trusts increased 12.1% between December 31, 2024 and December 31, 2025. As of December 31, 2025, the trust assets we managed consisted principally of securities investments and loans from the trust accounts. As of December 31, 2025, on an SKAS basis, our trust accounts had invested in securities in the aggregate amount of ￦24,393 billion, of which ￦8,972 billion was debt securities and derivative-linked securities. Securities investments consist of government-related debt securities, corporate debt securities, including bonds and commercial paper, equity securities, derivative-linked securities and other securities. Loans made by our trust account operations are similar in type to the loans made by our bank account operations. As of December 31, 2025, on an SKAS basis, our trust accounts had made loans in the principal amount of ￦189 billion (excluding loans from the trust accounts to our banking accounts of ￦6,306 billion), which accounted for 0.3% of our money trust assets. Loans by our money trusts are subject to the same credit approval process as loans from our banking accounts. As of December 31, 2025, substantially all loans from our money trust accounts were collateralized or guaranteed.

Our money trust accounts also invest, to a lesser extent, in equity securities, including beneficiary certificates issued by financial investment companies with a collective investment license. On an SKAS basis, as of December 31, 2025, equity securities in our money trust accounts amounted to ￦12,357 billion, which accounted for 16.4% of our total money trust assets. Of this amount, ￦12,286 billion was from specified money trusts and ￦71 billion was from unspecified money trusts.

If the income from a money trust for which we provide a guarantee is less than the amount of the payments we have guaranteed, we will need to pay the amount of the shortfall with funds from special reserves maintained with respect to trust accounts followed by basic fees from that money trust and funds from our general banking operations. In 2023, 2024 and 2025, we made no payment from our banking accounts to cover shortfalls in our guaranteed trusts. On an SKAS basis, we derived trust fees with regard to trust account management services (including those fees related to property trust management services) of ￦212 billion in 2023, ￦146 billion in 2024 and ￦221 billion in 2025.

Property Trust Management Services

We also offer property trust management services, where we manage non-monetary assets in return for a fee. Non-monetary assets include mostly securities, but can also include other liquid receivables and real estate. Under these arrangements, we render custodial services for the property in question and collect fee income in return.

In 2025, our basic property trust fees ranged from 0.001% to 1.0% of total assets under management depending on the type of trust accounts. On an SKAS basis, as of December 31, 2025, the aggregate balance of our property trusts was ￦32,522 billion, compared to ￦30,069 billion as of December 31, 2024.

Under IFRS, the property trusts are not consolidated within our financial statements.

Investment Trust Management

Through KB Asset Management and KB Securities, we offer investment trust products to customers and manage the funds invested by them in investment trusts. As of December 31, 2025, KB Asset Management and KB Securities had an aggregate of ￦125,009 billion of investment trust assets under management.

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

The following table sets forth certain information regarding the operations of KB Insurance, on a standalone basis, as of the dates or for the periods indicated:

	As of or for the Year Ended December 31,
	2023		2024		2025
	(in billions of Won, except as otherwise indicated)
Total policies in force (in thousands)		20,876		23,012		25,023
Number of new policies sold (in thousands)		9,595		12,233		13,051
Gross direct written premiums(1)	￦	12,752	￦	13,545	￦	14,348
Long-term insurance		8,383		9,131		9,863
Automobile insurance		2,938		2,967		3,041
General property and casualty insurance		1,249		1,336		1,350
Other		182		111		93
Net earned premiums(2)	￦	11,340	￦	12,149	￦	12,923
Loss ratio(3)		82.15%		80.55%		82.79%
Solvency ratio(4)		215.94%		186.42%		191.54%

(1)	The amount of direct written premiums recognized in a specified period in respect of policies in force during such period, on a standalone basis.
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

As of December 31, 2025, KB Insurance had W42,204 billion of general account investment assets on a standalone basis, of which domestic debt securities, loans, beneficiary certificates, domestic equity securities and overseas securities accounted for 39.6%, 21.6%, 18.1%, 0.4% and 9.2%, respectively.

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

In 2025, KB Life Insurance generated gross premium of ￦5,008 billion, on a standalone basis. As of December 31, 2025, KB Life Insurance had ￦27,253 billion of general account investment assets on a standalone basis, of which domestic debt securities, beneficiary certificates, loans, domestic equity securities and overseas securities accounted for 79.0%, 12.2%, 0.0%, 0.0% and 5.4%, respectively. Based on preliminary data, which are subject to change, KB Life Insurance had a solvency ratio of 272.19% as of December 31, 2025.

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

Currently, our bancassurance business has alliances with 22 life insurance companies (including our subsidiary, KB Life Insurance) and 10 non-life insurance companies (including our subsidiary, KB Insurance) and offers 108 different products through our branch network. These products are composed of 91 types of life insurance policies, such as annuities, savings insurance and variable life insurance, and 17 types of non-life insurance products. In 2025, our commission income from our bancassurance business amounted to ￦172.5 billion.

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

In February 2013, the Ministry of Land, Infrastructure and Transport (formerly the Ministry of Land, Transport and Maritime Affairs) designated us as one of the managers of the National Housing and Urban Fund. In 2025, we received total fees of ￦22 billion for managing the National Housing and Urban Fund, compared to ￦26 billion in 2024 and ￦27 billion in 2023.

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

Distribution Channels

Banking Branch Network

As of December 31, 2025, Kookmin Bank operated a network of 771 branches and sub-branches in Korea, which was one of the largest branch networks among Korean commercial banks. An extensive branch network is important to attracting and maintaining retail customers, who use branches extensively and value convenience. We believe that our extensive branch network in Korea and retail customer base provide us with a source of stable and relatively low cost funding. Approximately 37.7% of our branches and sub-branches are located in Seoul, and approximately 21.3% of our branches are located in the six next largest cities. The following table presents the geographical distribution of our branch network in Korea as of December 31, 2025:

Area	Number of Branches	Percentage
Seoul	291	37.7%
Six largest cities (other than Seoul)	164	21.3
Other	316	41.0

Total	771	100.0%

In addition, we have continued to implement the specialization of our branch functions. Of our branch network as of December 31, 2025, we had two branches that primarily handled large corporate banking.

In order to support our branch network, we have established an extensive network of ATMs, which are located in branches and in unmanned outlets known as “autobanks.” As of December 31, 2025, we had 4,162 ATMs, and the aggregate number of transactions conducted using our ATMs amounted to approximately 205 million in 2023, 192 million in 2024 and 176 million in 2025.

Other Banking Channels

The following table sets forth information, for the periods indicated, on the number of users and transactions of the other banking channels for our retail and corporate banking customers, which are discussed below:

	For the Year Ended December 31,
	2023	2024	2025
Internet banking:
Number of users(1)	28,767,620	29,780,549	31,237,353
Number of transactions (thousands)(2)	4,403,908	4,671,153	5,593,537
Phone banking:
Number of users(3)	5,075,039	5,071,952	5,067,341
Number of transactions (thousands)(2)	43,922	37,602	33,594
Mobile banking:
Number of users(4)	20,909,030	22,222,534	24,184,426
Number of transactions (thousands)(2)	21,876,061	24,912,884	25,161,640

(1)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our Internet banking services.
(2)	Number of transactions includes balance and transaction inquiries, fund transfers and other transactions.
(3)	Number of users is defined as the total cumulative number of retail and corporate customers who have registered through our branch offices to use our phone banking services.
(4)	Number of users is defined as the total cumulative number of retail customers who have registered through our branch offices, or the customers’ smartphones, to use our mobile banking services.

Internet Banking

Our goal is to consolidate our position as a market leader in online banking. Our Internet banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, pre-set automatic transfers, product inquiries, online bill and tax payments and foreign exchange services;

•	investment services, including opening deposit accounts and investing in funds;

•	processing of loan applications;

•	electronic certification services, which permit users to authenticate their identity and transactions on a confidential basis through digital signatures; and

•	wealth management and advisory services, including financial planning and real estate information services.

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

Mobile Banking

“KB Star Banking,” our mobile banking application for smartphones, allows our customers the flexibility to conduct a variety of financial transactions, including balance and transaction inquiries, fund transfers and asset management, anywhere at any time. It is also intended to act as a hub for all of our finance services, including securities transactions and insurance, by providing our customers with access to the key services offered by a number of our subsidiaries, such as KB Securities and KB Insurance. Our mobile banking services currently include:

•	basic banking services, including fund transfers, balance and transaction inquiries, bill payments and foreign exchange services;

•	investment services, including investing in savings deposits that are designed specifically for and offered to mobile banking customers;

•	wealth management services, including investment portfolio management services and retirement and pension planning services; and

•	processing of loan applications and bancassurance services.

We also continue to develop innovative mobile applications that cater to specific customer needs and lifestyles. For example, we offer “KB StarTeens,” a service offered through our main KB Star Banking mobile application that provides easy-to-use banking services as well as a variety of non-banking services to our teenage customers. We also offer a range of other mobile applications, including “Liiv Talk Talk,” our mobile peer-to-peer payment and messaging application, “KB Liiv M,” a mobile virtual network operator (MVNO) that offers a fusion of finance and mobile services and “KB Real Estate,” our new cloud-based real estate application that provides various information on real properties. We also offer MyData services through several channels including KB Star Banking, our mobile banking application, KB Pay, our credit card services application, KB M-able, our securities trading application, and KB Insurance, our insurance service application.

Other Channels

We provide cash management services, which include automatic transfers, connection services to other financial institutions, real-time firm banking, automatic fund concentration and transmittal of trading information.

Distribution Channels for Other Services

Through our non-banking subsidiaries, we operate a network of dedicated branches and other distribution channels through which our customers can access credit card, securities brokerage, insurance and consumer finance products and services. The following table sets forth information regarding the number and geographical distribution of the branches in Korea operated by KB Kookmin Card, KB Securities and KB Insurance as of December 31, 2025:

Area	KB Kookmin Card	KB Securities	KB Insurance
Seoul	5	26	52
Six largest cities (other than Seoul)	4	16	73
Other	5	32	140

Total	14	74	265

Our other non-banking subsidiaries also operate a number of branches in Seoul and other areas. We also provide credit card, securities brokerage, insurance and consumer finance services through dedicated call centers, mobile applications and Internet websites operated by KB Kookmin Card, KB Securities, KB Insurance, KB Life Insurance and KB Capital.

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

Furthermore, companies in the banking and financial industries have increasingly adopted new technologies, including artificial intelligence and data science, to provide innovative services to their customers and differentiate themselves from competitors. For example, the introduction of Internet-only banks in Korea has led to an increase in competition in the Korean banking industry. Internet-only banks operate without branches and conduct most of their operations through electronic means, which enables them to minimize costs and offer customers higher interest rates on deposits or lower lending rates. In April 2017, Kbank, the first Internet-only bank in Korea, commenced operations. Kakao Bank, another Internet-only bank, in which Kookmin Bank held a 4.9% equity interest as of December 31, 2025, commenced operations in July 2017, while Toss Bank, another Internet-only bank, commenced operations in October 2021. In recent years, the Financial Services Commission announced various measures designed to encourage competition within the banking industry, including its intention to issue more banking licenses (including those for Internet-only banks) and actively permitting the conversion of existing regional or savings banks into nationwide commercial banks. For example, in May 2024, the Financial Services Commission approved DGB Daegu Bank’s application to convert from a regional bank into a nationwide commercial bank. DGB Daegu Bank subsequently became Korea’s seventh commercial bank and rebranded itself as iM Bank in June 2024.

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

In addition, we believe that various structural changes to the Korean financial investment industry in recent years are likely to lead to increased competition among financial institutions in Korea. For example, an increase in foreign investments made by Korean investors and the emergence of alternative trading systems in recent years have been reshaping the Korean financial investment market, as well as the competitive strategies of financial institutions. An increase in the overall trading volumes of these investments in recent years has prompted certain securities firms to offer very low commission rates on foreign investments to capitalize on such increase, thereby further intensifying competition. In March 2025, Nextrade emerged as the first alternative to the Korea Exchange, offering extended trading hours and lower fees, although its operations remain subject to certain regulatory restrictions.

Moreover, the Korean financial industry is undergoing significant consolidation. The number of nationwide commercial banks in Korea has decreased from 16 as of December 31, 1997, to seven as of December 31, 2025. A number of significant mergers and acquisitions in the financial industry have taken place in Korea in recent years, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent merger of Hana Bank into Korea Exchange Bank in 2015. In addition, as part of the Korean government’s plans to privatize Woori Finance Holdings Co., Ltd. (the former financial holding company of Woori Bank), certain subsidiaries of Woori Finance Holdings were sold to other financial institutions and Woori Finance Holdings itself was merged into Woori Bank in 2014, which established a new financial holding company, Woori Financial Group Inc., in January 2019. In the insurance sector, China’s Anbang Insurance Group acquired controlling interests in TONGYANG Life Insurance Co., Ltd. and Allianz Life Insurance Korea Co., Ltd. in 2015 and 2016, respectively, while Mirae Asset Life Insurance Co., Ltd. acquired PCA Life Insurance Co., Ltd. in 2017. Meanwhile, Orange Life Insurance, Ltd. (formerly known as ING Life Insurance Korea, Ltd.) became a wholly-owned subsidiary of Shinhan Financial Group following the acquisition of equity interests by Shinhan Financial Group in February 2019 and January 2020, and subsequently merged with and into Shinhan Life Insurance Co., Ltd. in July 2021. In 2022, Shinhan Financial Group also acquired BNP Paribas Cardif General Insurance, which was subsequently renamed Shinhan EZ General Insurance. In July 2025, Woori Financial Group acquired 75.3% of the shares of TONGYANG Life Insurance Co., Ltd. and 100.0% of the shares of ABL Life Insurance Co., Ltd. In the securities sector, in 2016, Mirae Asset Securities Co., Ltd. acquired a 43% interest in KDB Daewoo Securities Co., Ltd., which subsequently merged with and into Mirae Asset Securities to create Mirae Asset Daewoo Securities Co., Ltd. (which was renamed Mirae Asset Securities Co., Ltd. in March 2021), one of the largest securities companies in Korea in terms of capital. In 2024, Woori Financial Group acquired Korea Foss Securities Co., Ltd. by merging it with its then wholly-owned subsidiary Woori Investment Bank Co., Ltd., with Korea Foss Securities Co., Ltd. remaining as the surviving entity, which was subsequently renamed Woori Investment Securities Co., Ltd.

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

In 2025, we spent approximately ￦980 billion for our IT system implementation and operations, including expenses related to the construction of new IT systems, implementation of hardware and software technologies and other new systems, as well as related labor costs.

As of December 31, 2025, we employed a total of 2,312 full-time employees in our IT operations.

Assets and Liabilities

The tables below set out selected financial highlights regarding our operations and our assets and liabilities. Except as otherwise indicated, amounts as of and for the years ended December 31, 2023, 2024 and 2025 are presented on a consolidated basis under IFRS.

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

Loan Portfolio

As of December 31, 2025, our total loan portfolio was ￦497,384 billion compared to ￦477,705 billion as of December 31, 2024. As of December 31, 2025, 90.4% of our total loans were Won-denominated loans compared to 90.1% as of December 31, 2024.

Loan Types

The following table presents loans by type as of the dates indicated. Except where we specify otherwise, all loan amounts stated below are before deduction of allowances for loan losses. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2024		2025
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	161,239	￦	167,873
Large corporate(1)		62,364		70,558
Retail
Mortgage and home equity		136,130		142,805
Other consumer		57,673		58,840
Credit cards		23,443		23,111

Total domestic		440,849		463,187
Foreign		36,856		34,197

Total gross loans	￦	477,705	￦	497,384

(1)

Large corporate loans include ￦2,635 billion and ￦1,387 billion of loans to the Korean government and government related agencies (including the Korea Deposit Insurance Corporation) as of December 31, 2024 and 2025, respectively.

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

Loan Concentration by Industry

The following table presents the aggregate balance of our domestic and foreign corporate loans, by industry concentration, as of December 31, 2024 and 2025:

	As of December 31,
	2024			2025
Industry	Amount		%	Amount		%
	(in billions of Won, except percentages)
Services	￦	113,801	44.9%	￦	116,913	44.1%
Manufacturing		55,302	21.8		58,800	22.2
Wholesale and retail		30,732	12.1		31,383	11.8
Financial institutions		28,149	11.1		33,131	12.4
Construction		6,709	2.6		6,269	2.4
Public sector		2,317	0.9		2,615	1.0
Others		16,394	6.6		16,253	6.1

Total	￦	253,404	100.0%	￦	265,364	100.0%

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

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2025. The amounts disclosed are before deduction of allowances for loan losses:

	1 Year or Less		Over 1 Year But Not More Than 5 Years		Over 5 Years But Not More Than 15 Years		Over 15 Years		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	122,894	￦	37,396	￦	6,039	￦	1,544	￦	167,873
Large corporate		45,117		20,103		3,402		1,936		70,558

Total corporate		168,011		57,499		9,441		3,480		238,431
Retail
Mortgage and home equity		19,564		18,816		5,767		98,658		142,805
Other consumer		33,589		14,870		4,790		5,591		58,840

Total retail		53,153		33,686		10,557		104,249		201,645
Credit cards		19,242		3,695		174		—		23,111

Total domestic		240,406		94,880		20,172		107,729		463,187
Foreign:		14,829		12,608		5,651		1,109		34,197

Total	￦	255,235	￦	107,488	￦	25,823	￦	108,838	￦	497,384

Interest Rate Sensitivity

The following table shows, as of December 31, 2025, the total amount of loans due after one year, which have fixed interest rates and variable or adjustable interest rates:

	Fixed Rate(1)		Variable or Adjustable Rates(2)		Total
	(in billions of Won)
Domestic:
Corporate
Small- and medium-sized enterprises	￦	25,814	￦	19,165	￦	44,979
Large corporate		12,911		12,530		25,441

Total corporate		38,725		31,695		70,420
Retail
Mortgage and home equity		23,321		99,920		123,241
Other consumer		9,968		15,283		25,251

Total retail		33,289		115,203		148,492
Credit cards		3,869		—		3,869
Total domestic		75,883		146,898		222,781

Foreign:		11,556		7,812		19,368

Total	￦	87,439	￦	154,710	￦	242,149

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.
(2)	Variable or adjustable rate loans are loans for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market Risk Management—Market Risk Management for Non-Trading Activities.”

Credit Exposures to Companies in Workout, Restructuring or Rehabilitation

Workout is a voluntary procedure through which we, together with the borrower and its other creditors, seek to restore the borrower’s financial stability and viability. Previously, workouts were regulated under a series of Corporate Restructuring Promotion Acts, which expired on June 30, 2018. In September 2018, the National Assembly of Korea adopted a new Corporate Restructuring Promotion Act, which became effective in October 2018 and expired as scheduled in October 2023. In December 2023, the National Assembly enacted another new Corporate Restructuring Promotion Act, which was subsequently amended in October 2025 and will remain effective until December 2026. Under the Corporate Restructuring Promotion Act, creditors of a financially troubled borrower may participate in a creditors’ committee, which is authorized to prohibit such creditors from exercising their rights against the borrower, commence workout procedures and approve or make revisions to a reorganization plan prepared by the lead creditor bank, the borrower and external experts. The composition of the creditors’ committee is determined at the initial meeting of the committee by the approval of creditors holding not less than 75% of the borrower’s total outstanding debt held by creditors who were notified of the initial meeting of the committee. Although creditors that are not financial institutions or hold less than 1% of the total outstanding debt of the borrower need not be notified of the initial meeting of the creditors’ committee, if such creditors wish to participate, they may not be excluded. Any decision of the creditors’ committee requires the approval of creditors holding not less than 75% of the total outstanding debt of the borrower. However, if a single creditor holds 75% or more of the borrower’s total outstanding debt held by the creditors comprising the creditors’ committee, any decision of the creditors’ committee requires the approval of not less than 40% of the total number of creditors (including such single creditor) comprising the committee. An additional approval of creditors holding not less than 75% of the secured debt is required with respect to the borrower’s debt restructuring. Once approved, any decision made by the creditors’ committee is binding on all creditors of the borrower, with the exception of those creditors that were excluded by a resolution of the committee at its initial meeting and those who exercised their right to request that their claims be purchased. Creditors that voted against commencement of workout, approval or revision of the reorganization plan, debt restructuring, granting of new credit, extension of the joint management process or other resolutions of the committee have the right to request the creditors that voted in favor of such matters to purchase their claims at a mutually agreed price. In the event that the parties are not able to agree on the terms of purchase, a coordination committee consisting of experts would determine the terms. The creditors that oppose a decision made by the coordination committee may request a court to change such decision.

Upon approval of the workout plan, a credit exposure is initially classified as precautionary or lower and thereafter cannot be reclassified to be higher than precautionary with limited exceptions. If a corporate borrower is in workout, restructuring or rehabilitation, we take the status of the borrower into account in valuing our loans to and collateral from that borrower for purposes of establishing our allowances for credit losses.

Korean law also provides for corporate rehabilitation proceedings, which are court-supervised procedures to rehabilitate an insolvent company. Under these procedures, a restructuring plan is adopted at a meeting of interested parties, including creditors of the company. Such restructuring plan is subject to court approval.

A portion of our loans to and debt securities of corporate customers are currently in workout, restructuring or rehabilitation. As of December 31, 2025, ￦555 billion or 0.08% of our total loans and debt securities were in workout, restructuring or rehabilitation. This included ￦126 billion of loans to large corporate borrowers and ￦429 billion of loans to and debt securities of small- and medium-sized enterprises.

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

The following table shows, as of the dates indicated, certain details of our total non-performing loan portfolio:

	As of December 31,
	2024		2025
	(in billions of Won, except percentages)
Total non-performing loans	￦	2,646	￦	2,587
As a percentage of total loans		0.6%		0.5%

Analysis of Non-Performing Loans

The following table sets forth, as of the dates indicated, our total non-performing loans by type of borrower:

	As of December 31,
	2024			2025
	Amount		%	Amount		%
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	480	18.1%	￦	479	18.5%
Large corporate		36	1.3		42	1.6

Total corporate		516	19.4		521	20.1
Retail
Mortgage and home equity		216	8.2		262	10.1
Other consumer		290	11.0		302	11.7

Total retail		506	19.2		564	21.8
Credit cards		114	4.3		75	2.9

Total domestic		1,136	42.9		1,160	44.8
Foreign:		1,510	57.1		1,427	55.2

Total non-performing loans	￦	2,646	100.0%	￦	2,587	100.0%

Top 20 Non-Performing Loans

As of December 31, 2025, our 20 largest non-performing loans accounted for 8.5% of our total non-performing loan portfolio. The following table shows, as of December 31, 2025, certain information regarding our 20 largest non-performing loans:

	Industry	Gross Principal Outstanding		Allowances for Loan Losses(1)
	(in billions of Won)
Borrower A	Construction	￦	28	￦	16
Borrower B	Services		20		1
Borrower C	Financial institutions		20		14
Borrower D	Others		19		5
Borrower E	Services		16		5
Borrower F	Others		137
Borrower G	Services		12		6
Borrower H	Wholesale and retail		11		3
Borrower I	Manufacturing		10		6
Borrower J	Manufacturing		9		7
Borrower K	Services		8		1
Borrower L	Services		7		3
Borrower M	Construction		7		3
Borrower N	Services		7		1
Borrower O	Manufacturing		7		2
Borrower P	Services		6		2
Borrower Q	Construction		6		6
Borrower R	Services		5		1
Borrower S	Services		5		3
Borrower T	Financial institutions		5		3

Total		￦	221	￦	95

(1)	If the estimated recovery value of collateral for a non-performing loan is sufficient compared to the outstanding loan balance, we record no allowances for loan losses for such non-performing loan.

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

In addition, we use the services of KB Kookmin Card’s wholly-owned loan collection subsidiary, KB Credit Information Co., Ltd. (which KB Kookmin Card acquired from us in June 2023), which receives payments from recoveries made on charged-off loans and certain loans that are overdue for over three months (28 days on average in the case of credit card loans). KB Credit Information has approximately 125 employees, including legal experts and management employees. The fees that it receives are based on the amounts of non-performing and charged-off loans that are recovered. In 2023, 2024 and 2025, the amount recovered was ￦316 billion, ￦341 billion and ￦359 billion, respectively.

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

Regulatory Reserve for Credit Losses

If our allowances for credit losses are deemed insufficient for regulatory purposes, we are required to compensate for the difference by recording a regulatory reserve for credit losses, which is segregated within our retained earnings. Regulatory reserve for credit losses are not available for distribution to shareholders as dividends. The level of regulatory reserve for credit losses required to be recorded is equal to the amount by which our allowances for credit losses under IFRS are less than the greater of (x) the amount of expected loss calculated using the internal ratings-based approach under Basel III and as approved by the Financial Supervisory Service and (y) the required amount of credit loss reserve calculated based on standards prescribed by the Financial Services Commission. In November 2023, the Financial Services Commission amended the Regulation on Supervision of Banking Business to allow the Financial Services Commission to ask banks to increase their reserves for credit losses if the banks’ existing allowances and reserves for credit losses are deemed insufficient to cover their expected future losses, taking into account a number of factors, including the banks’ existing allowances and reserves for credit losses, expected changes in delinquency rates or the level of distressed debt and general market conditions. As of December 31, 2025, our regulatory reserve for credit losses was ￦4,190 billion.

The following tables set forth the Financial Services Commission’s guidelines for the classification of loans and the minimum percentages of the outstanding principal amount of the relevant loans or balances that the credit loss reserve must cover:

Loan Classification	Loan Characteristics
Normal	Loans extended to customers that, based on our consideration of their business, financial position and future cash flows, do not raise concerns regarding their ability to repay the loans.

Precautionary	Loans extended to customers that (i) based on our consideration of their business, financial position and future cash flows, show potential risks with respect to their ability to repay the loans, although showing no immediate default risk or (ii) are in arrears for one month or more but less than three months.

Loan Classification	Loan Characteristics
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

Loan Classifications	Corporate(1)	Consumer	Credit Card Balances(2)	Credit Card Loans(3)
Normal	0.85% or above(4)	1% or above	1.1% or above	2.5% or above
Precautionary	7% or above	10% or above	40% or above	50% or above
Substandard	20% or above	20% or above	60% or above	65% or above
Doubtful	50% or above	55% or above	75% or above	75% or above
Estimated loss	100%	100%	100%	100%

(1)	Subject to certain exceptions pursuant to the Banking Industry Supervision Regulations of Korea.
(2)	Applicable for credit card balances from general purchases.
(3)	Applicable for cash advances, card loans and revolving credit card assets.
(4)	Or 0.90% or above for certain industries that are more vulnerable to fluctuations in market conditions, such as the construction, retail and wholesale, lodging and food, and real estate industries.

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

Net Charge-Offs

The following table presents our net charge-offs for each of the years indicated:

	For the Year Ended December 31,
	2023					2024					2025
	Average Loans		Net Charge-Offs		Net Charge-Offs/ Average Loans	Average Loans		Net Charge-Offs		Net Charge-Offs/ Average Loans	Average Loans		Net Charge-Offs		Net Charge-Offs/ Average Loans
	(in billions of Won, except percentages)
Domestic:
Corporate
Small- and medium-sized enterprise	￦	150,011	￦	47	0.0%	￦	154,742	￦	26	0.0%	￦	162,334	￦	90	0.1%
Large corporate		53,939		162	0.3		59,483		304	0.5		65,477		527	0.8

Total corporate		203,950		209	0.1		214,225		330	0.2		227,811		617	0.3
Retail
Mortgage and home equity		120,640		2	0.0		131,217		5	0.0		139,563		7	0.0
Other consumer		61,922		331	0.5		59,016		358	0.6		58,902		490	0.8

Total retail		182,562		333	0.2		190,233		363	0.2		198,465		497	0.3
Credit cards		22,787		555	2.4		23,365		579	2.5		23,295		520	2.2
Total domestic		409,299		1,097	0.3		427,823		1,272	0.3		449,571		1,633	0.4

Foreign:		34,045		372	1.1		36,721		395	1.1		36,746		291	0.8

Total	￦	443,344	￦	1,469	0.3%	￦	464,544	￦	1,667	0.4%	￦	486,317	￦	1,924	0.4%

Investment Portfolio

Investment Policy

We invest in and trade Won-denominated and, to a lesser extent, foreign currency-denominated securities for our own account to:

•	maintain the stability and diversification of our assets;

•	maintain adequate sources of back-up liquidity to match our funding requirements; and

•	supplement income from our core lending activities.

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

Financial assets at amortized cost	Financial assets held with a business model whose objective is to hold assets in order to collect contractual cash flows, and are consistent with representing solely payments of principal and interest on the principal amount outstanding.

We also hold limited balances of venture capital securities, non-marketable and restricted equity securities and derivative instruments.

Maturity Analysis

The following table categorizes our debt securities by maturity and weighted average yield as of December 31, 2025:

	Within 1 Year		Weighted Average Yield(1)	Over 1 But within 5 Years		Weighted Average Yield(1)	Over 5 But within 10 Years		Weighted Average Yield(1)	Over 10 Years		Weighted Average Yield(1)	Total		Weighted Average Yield(1)
	(in billions of Won, except percentages)
Financial assets at fair value through other comprehensive income:
Korean treasury securities and government agencies	￦	3,362	2.50%	￦	13,741	3.18%	￦	3,227	3.36%	￦	23,453	2.53%	￦	43,783	2.79%
Debt securities issued by financial institutions		10,878	3.48		12,413	3.16		147	3.49		554	3.70		23,992	3.32
Corporate debt securities		5,073	3.19		11,898	3.19		2,552	3.97		3,693	3.15		23,216	3.27
Asset-backed securities		376	3.89		926	2.78		287	2.85		574	3.47		2,163	3.16
Other debt securities		28	0.00		—	0.00		—	0.00		131	2.69		159	2.21

Total	￦	19,717	3.24%	￦	38,978	3.17%	￦	6,213	3.59%	￦	28,405	2.64%	￦	93,313	3.05%

Financial assets at amortized cost:
Korean treasury securities and government agencies	￦	2,598	1.12%	￦	2,320	1.83%	￦	25	4.13%	￦	—	0.00%	￦	4,943	1.47%
Debt securities issued by financial institutions		5,032	3.70		5,866	3.55		1,648	6.04		1,271	1.51		13,817	3.71
Corporate debt securities		2,839	2.70		5,760	2.88		100	2.03		—	0.00		8,699	2.81
Asset-backed securities		1,691	2.34		5,288	3.00		521	2.30		51	4.30		7,551	2.81
Other debt securities		40	2.24		—	0.00		34	2.35		—	0.00		74	2.29

Total	￦	12,200	2.72%	￦	19,234	2.99%	￦	2,328	4.92%	￦	1,322	1.62%	￦	35,084	2.97%

Total	￦	31,917	3.04%	￦	58,212	3.11%	￦	8,541	3.95%	￦	29,727	2.59%	￦	128,397	3.03%

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits, in particular demand deposits and time deposits. We also have focused our marketing efforts on higher net worth individuals, who account for a significant portion of the assets in our retail deposit base. Customer deposits accounted for 75.1% of total funding as of December 31, 2024 and 75.4% of total funding as of December 31, 2025.

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

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated:

	2023			2024			2025
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(in billions of Won, except percentages)
Demand deposits:
Non-interest bearing	￦	4,459	—	￦	4,542	—	￦	4,863	—
Interest bearing		157,486	0.44%		163,101	0.50%		171,428	0.46%
Time deposits		223,607	4.00		242,061	3.77		255,654	3.12
Certificates of deposit		10,418	4.07		11,148	3.84		10,814	3.00

Average total deposits	￦	395,970	2.57%	￦	420,852	2.49%	￦	442,759	2.08%

(1)	Average balances are based on daily balances for our banking, credit card and securities operations and monthly or quarterly balances for our other operations.

For a description of our retail deposit products, see “—Business—Retail Banking—Deposit-Taking Activities.”

Uninsured deposits, including uninsured time deposits, are not subject to Korean regulatory reporting requirements. Notwithstanding the foregoing, the Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. See “—Supervision and Regulation—Principal Regulations Applicable to Banks—Deposit Insurance System.” Other than the maximum ￦100 million per individual or entity for deposits and interest in a single financial institution insured by the Korea Deposit Insurance Corporation in accordance with the foregoing, all deposits are uninsured. Although the Depositor Protection Act provides insurance for the deposits at our foreign branches, to the extent those deposits are recognized by the Korea Deposit Insurance Corporation to also be protected by the deposit insurance systems of the countries where such foreign branches are located, such deposits are not protected by the Korea Deposit Insurance Corporation under the Depositor Protection Act.

The insured status of deposits in our foreign branches, the amount of which we do not consider to be material as of the date of this annual report, are determined based on the individual insurance limits enacted within local regulations, and are thus subject to differing national deposit insurance regimes.

Our total uninsured deposits, including uninsured deposits at our foreign branches, amounted to ￦310,380 billion, ￦342,992 billion and ￦324,862 billion as of December 31, 2023, 2024 and 2025, respectively.

Uninsured Time Deposits

The following table presents the remaining maturities of our uninsured time deposits, including uninsured time deposits at our foreign subsidiaries, as of December 31, 2025:

	As of December 31, 2025
	(in billions of Won)
Maturing within three months	￦	122,331
After three but within six months		46,227
After six but within 12 months		71,319
After 12 months		18,101

Total	￦	257,978

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

Pursuant to regulations promulgated by the Financial Services Commission commencing in 2013 to implement Basel III, Korean bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and is set at 1.0% as of the date of this annual report. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2025 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2025. In July 2025, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2026, which again subjects us to an additional capital requirement of 1.0% in 2026. In addition, the Financial Services Commission has indicated that it may introduce a stress buffer capital requirement of up to 2.5%, which would require banks and bank holding companies to hold additional capital based on stress test results. The introduction of this requirement, initially planned for 2024, has been delayed multiple times and is currently not expected to be introduced until at least June 2026. All such requirements are in addition to the pre-existing requirement for minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets set forth above.

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

All banks must meet minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with Financial Services Commission requirements that have been formulated based on BIS standards. These requirements were adopted and became effective in 1996, and were amended effective January 1, 2008 upon the implementation by the Financial Supervisory Service of Basel II. Under such requirements, all domestic banks and foreign bank branches are required to meet a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks and bank holding companies were required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. The amended regulations also require an additional capital conservation buffer of 2.5% from January 2019, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission and is set at 1.0% as of the date of this annual report. Furthermore, we and Kookmin Bank were each designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2025 by the Financial Services Commission and were subject to an additional capital requirement of 1.0% in 2025. In July 2025, we and Kookmin Bank were each again designated as a domestic systemically important bank holding company and a domestic systemically important bank, respectively, for 2026, which again subjects us to an additional capital requirement of 1.0% in 2026. In addition, the Financial Services Commission has indicated that it may introduce a stress buffer capital requirement of up to 2.5%, which would require banks and bank holding companies to hold additional capital based on stress test results. The introduction of this requirement, initially planned for 2024, has been delayed multiple times and is currently not expected to be introduced until at least June 2026. All such requirements are in addition to the pre-existing requirement for minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets set forth above.

Under the Detailed Regulation on the Supervision of the Banking Business, the following risk-weight ratios must be applied by Korean banks in respect of home mortgage loans:

(1)

for those banks which adopted a standardized approach for calculating credit risk capital requirements, a risk-weight ratio between 20% and 70% depending on the loan-to-value ratio, to the extent that the home mortgage loan is not financed through cash flows from the mortgaged property and provided that a higher risk-weight ratio may apply to home mortgage loans subject to certain exceptions; and

(2)

for those banks which adopted an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined under the Detailed Regulation on the Supervision of the Banking Business; provided, however, that such risk-weight ratio must be at least 20%.

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

•

the occurrence of any of the following events or any other event as prescribed by the applicable regulations, that have damaged or are likely to damage the soundness of the bank’s management, except as may otherwise have been disclosed by a bank or its financial holding company listed on the KRX KOSPI Market in accordance with the Financial Investment Services and Capital Markets Act:

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

Regulations Relating to Retail Household Loans

The Financial Services Commission has implemented a number of changes in recent years, most recently in October 2025 (which supplemented measures adopted in June and September 2025), to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•

as to any new loans secured by housing (including apartments) located in the Seoul metropolitan area and other regulated zones, a differentiated loan limit based on the market price of the property is applied: (i) for homes with a market price of up to ￦1.5 billion, the mortgage loan limit shall be ￦600 million; (ii) for homes with a market price exceeding ￦1.5 billion and up to ￦2.5 billion, the limit shall be ￦400 million; and (iii) for homes with a market price exceeding ￦2.5 billion, the limit shall be ￦200 million;

•

as to any new loans secured by housing (including apartments) located nationwide, the loan to value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) should not exceed 70%;

•

as to any new loans secured by housing (including apartments) located in “excessive investment,” “high speculation” or “adjustment target” areas, in each case as designated by the government, the loan to value ratio should not exceed 40%, except that such maximum loan-to-value ratio shall be 70% for low-income households that (i) have a combined annual income of no more than ￦90 million, (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at no more than ￦900 million (or ￦800 million in the case of adjustment target areas as designated by the Minister of Land, Infrastructure and Transport);

•

as to any new loans secured by housing (including apartments) located nationwide to be extended to a household that already owns one or more houses, the maximum loan-to-value ratio must be adjusted to 10% lower than the applicable loan-to-value ratio described above;

•

as to any new loans secured by housing (including apartments) located in excessive investment, high speculation or adjustment target areas, in each case as designated by the government, a household that already owns one or more houses in the Seoul metropolitan area or other regulated zones is prohibited from obtaining any new mortgage loans for the purpose of purchasing additional housing, except that a household that owns only one house may obtain new mortgage loans for the purpose of purchasing additional housing under the condition that the existing house is disposed of within six months of such additional purchase, in which case the same maximum loan-to-value ratio that applies to a household that does not own any houses shall apply);

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

•

as to any new loans secured by housing (including apartments) located in adjustment target areas designated by the government, the borrower’s debt-to-income ratio should not exceed 50%, except that such maximum debt-to-income ratio is increased to 60% for low-income households that (a)(i) have an annual income of less than ￦90 million, (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at ￦800 million or less or (b) are first-time homebuyers; and

•

as to any new loans extended to a household that has already obtained loans in an aggregate principal amount of more than ￦100 million (including the new loan being applied for), the borrower’s debt-service-ratio (calculated as (1) the aggregate annual total payment amount of the principal of and interest on financial liabilities, including (i) the loans secured by such high-priced housing, subject to certain adjustments relating to stress buffers and (ii) the interest portion of any jeonse loans for single-home owners, divided by (2) the borrower’s annual income) should not exceed 40% unless otherwise specified by the applicable regulations.

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

Deposit Insurance System

The Depositor Protection Act provides insurance for certain deposits of banks in Korea through a deposit insurance system. Under the Depositor Protection Act, all banks governed by the Bank Act are required to pay an insurance premium to the Korea Deposit Insurance Corporation on a quarterly basis and the rate is determined under the Enforcement Decree to the Depositor Protection Act. If the Korea Deposit Insurance Corporation makes a payment on an insured amount, it will acquire the depositors’ claims with respect to that payment amount. The Korea Deposit Insurance Corporation insures a maximum of ￦100 million per individual for deposits and interest in a single financial institution, regardless of when the deposits were made and the size of the deposits, which limit increased from ￦50 million through an amendment to the Depositor Protection Act of Korea that became effective in September 2025.

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

Capital Adequacy

Pursuant to the solvency requirements implemented by the Financial Services Commission, insurance companies in Korea are required to maintain a statutory ratio of available capital to required capital of not less than 100% on a consolidated basis (although a K-ICS ratio of not less than 130% is generally considered standard in the Korean insurance industry). Solvency requirements require insurance companies to hold adequate capital to cover their exposures to life/long-term non-life insurance risk, general non-life insurance risk, market risk, credit risk and operational risk by reflecting such risks in their calculation of required capital. The statutory solvency ratio for insurance companies is computed by dividing available capital by required capital. Available capital of an insurance company is computed as the sum of, among other things, capital stock, reserve for policyholder dividends and bad debt allowance after deducting the amount of assets and/or capital from the financial soundness balance sheet that are recognized by the governor of the Financial Supervisory Service as unable to be used to cover losses incurred by unforeseen risks of an insurance company, such as stock discounts and treasury stocks. Required capital is calculated based on the sum of (a) basic required capital, which is calculated as the sum of (i) the square root of the sum of the squares of (w) life/long-term non-life insurance risk, (x) general non-life insurance risk amounts, (y) credit risk amounts and (z) market risk amounts, and (ii) operating risk amounts, with each risk amount being calculated in accordance with the detailed criteria set forth under the Regulation on Supervision of Insurance Business and the Detailed Enforcement Regulations on Insurance Supervision, and (b) (xx) other required capital, which is the required capital for subsidiaries or other entities to which basic required capital is difficult to apply, which is calculated in accordance with the criteria set forth by the governor of the Financial Supervisory Service minus (yy) the amount of adjusted corporate tax calculated in accordance with the criteria determined by the governor of the Financial Supervisory Service as the amount of loss that can be compensated by increased net deferred corporate tax assets, in the event the loss corresponds to the amount of the basic required capital.

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

Amendments to the Korean Commercial Code

In 2025 and 2026, the National Assembly of Korea enacted a series of amendments to the Korean Commercial Code to strengthen shareholder protection and enhance corporate governance standards for listed companies.

In July 2025, the first round of amendments expanded the scope of a director’s fiduciary duty to include “the total body of shareholders,” renamed the term “Outside Directors” to “Independent Directors,” and extended the 3% cap on voting rights for major shareholders and their related parties to the election of all audit committee members, regardless of their status as an independent director. For large-scale listed companies like us, the amendments also mandated electronic shareholder meetings to strengthen minority shareholder protection.

In September 2025, a second round of amendments further mandated the use of cumulative voting for large-scale listed companies and increased the minimum number of audit committee members elected separately from one to two.

In March 2026, a third round of amendments mandated the cancelation of treasury shares within one year of acquisition. As an exception, a company may continue holding or disposing of its treasury shares if its board of directors formulates a holding or disposal plan and obtains approval from the general meeting of shareholders, which approval must be re-obtained for each fiscal year.

Environment, Social Responsibility and Corporate Governance

Under our mission slogan, “financial services delivering changes,” we are committed to a management philosophy focused on issues relating to the environment, social responsibility and corporate governance (“ESG”). Our ESG strategy focuses on embedding ESG principles across all business operations by strengthening climate risk management, fostering an inclusive society, and enhancing corporate governance transparency.

We have also developed the “KB Green Wave 2030” program to fulfill our responsibility as a leading financial group and to become a more trusted company by our stakeholders. Under this program, we plan to increase the total value of our ESG-related products, investments and loans to ￦50 trillion by 2030. In addition, we have established a group-wide carbon neutrality program called “KB Net Zero S.T.A.R.” to effectively respond to the challenges posed by climate change. Pursuant to the program, we intend to reduce our own carbon emissions by 42% by 2030 to achieve carbon neutrality by 2040 and to reduce carbon emissions from our asset portfolio companies by 33% by 2030 to achieve carbon neutrality by 2050. Moreover, we have established the “KB Diversity 2027” program, which is our mid- to long-term plan aimed at achieving our diversity goals and cultivating a more inclusive culture. The program includes specific goals to promote diversity, such as increasing the share of hires from diverse backgrounds, including people with disabilities, veterans, people from multicultural families and basic livelihood security recipients, to 15%, as well as increasing the ratio of female leaders to 20% and female core professionals to 30%, by 2027.

Since 2011, we have published a group-wide sustainability report on our website on an annual basis.

Item 4.C.	Organizational Structure

The following chart provides an overview of our structure, including our significant subsidiaries and our ownership of such subsidiaries as of March 31, 2026:

KB Financial Group Inc.
(As of Mar 31, 2026)

- KB Kookmin Bank 100%
  - Kookmin Bank(China) Limited 100%
  - KB Microfinance Myanmar Co., Ltd 100%
  - KB BANK MYANMAR LTD 100%
  - KB PRASAC BANK 100%
  - PT Bank KB Indonesia Tbk. 66.88%
    - PT Bukopin Finance 99.24%
    - PT Bank Syariah Bukopin 95.92%
  - KB Fund Partners 100%
- KB Securities 100%
  - KBFG Securities America Inc 100%
  - KB Securities Hong Kong Ltd. 100%
  - KB Securities Vietnam Joint Stock Company 99.81%
  - KB-TS Technology Venture Private Equity Fund 16%
  - KB-Stonebridge Secondary Private Equity Fund 4.16%
  - KB-SPROTT Renewable Private Equity Fund Ⅰ 7.69%
  - KB-NAU Special Situation Corporate Restructuring Private Equity Fund 6%
  - U-KB Credit No.1 Prvate Equity Ⅰ 23.26%
  - KB-SBI Global Strategic Capital Fund 16.30%
  - KB FINA Company Limited 100%
  - PT KB Valbury Sekuritas 65%
  - KB-LB Middle Market Enterprises Innovation Private Equity Fund 19.05%
  - KB-IMM New Star Real Estate Private Fund Ⅰ 40.83%
  - KB-Novus Genesis Private Equity Fund 9.39%
  - KB-IMM New Start Real Estate Private Fund Ⅱ 38.18%
- KB Insurance 100%
  - KB Claims Survey & Adjusting Co.,Ltd. 100%
  - KB Sonbo Customer & Service 100%
  - Leading Insurance Services, Inc 100%
  - KBFG Insurance(China) Co., Ltd. 100%
  - PT. KB Insurance Indonesia 70%
  - KB Healthcare Co.,Ltd. 100%
- KB Kookmin Card 100%
  - KB Credit Information 100%
  - KB Daehan Specialized Bank Plc. 97.50%
  - PT KB Finansia Multi Finance 85%
  - KB J Capital Co., Ltd. 77.40%
- KB Life Insurance 100%
  - KB Life Partners Co., Ltd 100%
  - KB Golden Life Care Co., Ltd 100%
- KB Asset Management 100%
  - KB Asset Management Singapore Pte. Ltd. 100%
    - Mangrove Master Fund* 
    - Mangrove Feeder Fund*
  - KBAM Shanghai Advisory Services Co., Ltd. 100%
  - PT KB Valbury Asset Management 70%
  - KB Co-Investment 1st Private Equity Fund 0.93%
  - KB Mezzanine Capital 4th Private Equity Fund 2.56%
- KB Capital 100%
  - KB Kolao Leasing Co., Ltd. 51%
  - PT. Sunindo Kookmin Best Finance 85%
  - KBFintech Inc. 95.95%
- KB Real Estate Trust 100%
- KB Savings Bank 100%
- KB Investment 100%
  - FineKB Private Equity Fund No.1 25%
  - KB Bio Global Expansion Private Equity Fund No.1 26.32%
  - KB-Badgers Future Mobility ESG Fund I 13.64%
  - FineKB Private Equity Fund No.2 0.85%
- KB Data Systems 100%
  - PT KB Data Systems Indonesia 95.10%

(* in liquidation as of the reporting date)

Our largest subsidiary is Kookmin Bank, the assets of which represented approximately 73.3% of our total assets as of December 31, 2025. The following table provides summary information for our operating subsidiaries that are consolidated in our consolidated financial statements as of and for the year ended December 31, 2025, including their consolidated total assets, operating revenue, profit (loss) and total equity:

Subsidiaries	Total Assets		Operating Revenue		Profit (Loss)		Total Equity
	(in millions of Won)
Kookmin Bank	￦	584,934,967	￦	42,528,587	￦	3,852,166	￦	38,955,641
KB Securities Co., Ltd.		76,461,426		14,139,480		673,856		6,888,955
KB Insurance Co., Ltd.		45,377,597		13,758,177		778,228		5,652,139
KB Kookmin Card Co., Ltd.		30,235,710		4,326,397		330,226		5,637,777
KB Life Insurance Co., Ltd.		35,585,902		3,402,468		139,329		2,789,975
KB Asset Management Co., Ltd.		697,405		325,721		120,203		395,032
KB Capital Co., Ltd.		18,163,063		2,714,031		235,219		2,679,546
KB Savings Bank Co., Ltd.		2,219,824		202,415		(4,834)		177,251
KB Real Estate Trust Co., Ltd.		1,124,017		177,039		(78,685)		394,011
KB Investment Co., Ltd.		1,675,994		353,212		57,918		341,858
KB Data Systems Co., Ltd.		85,289		295,401		7,586		29,985

Further information regarding our subsidiaries is provided below:

•

Kookmin Bank was established in Korea in 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB (established in 1967). Kookmin Bank provides a wide range of banking and other financial services to individuals, small- and medium-sized enterprises and large corporations in Korea. As of December 31, 2025, Kookmin Bank was one of the largest commercial banks in Korea based on total assets (including loans) and deposits. As of December 31, 2025, Kookmin Bank had approximately 34.7 million customers, with 771 branches nationwide.

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

Our registered office and corporate headquarters are located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea. The following table presents information regarding certain of our properties in Korea:

Type of facility/building	Location	Area (square meters)
Registered office and corporate headquarters and Kookmin Bank headquarters #1	26, Gukjegeumyung-ro 8-gil Yeongdeungpo-gu, Seoul 07331	5,354
Kookmin Bank headquarters #2	141, Uisadang-daero, Yeongdeungpo-gu, Seoul 07332	4,727
KB Kookmin Card headquarters building	Jongno-gu, Seoul	3,923
Kookmin Bank training institute	Ilsan	207,560
Kookmin Bank training institute	Daecheon	4,158
Kookmin Bank training institute	Sokcho	15,559
Kookmin Bank training institute	Cheonan	196,649
Kookmin Bank IT center	Yeouido, Seoul	5,928
Kookmin Bank IT center	Yeouido, Seoul	2,006
Kookmin Bank IT center	Gimpo	13,144
Kookmin Bank support center	Seongbuk-gu, Seoul	9,939
KB Securities training institute	Kiheung-gu, Yongin	51,160

As of December 31, 2025, we had a countrywide network of 771 banking branches and sub-branches, as well as 486 branches and sub-branches and 191 representative offices for our other operations including our credit card, securities brokerage, insurance and consumer finance businesses. Approximately one-fifth of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. See “Item 4.B. Business Overview—Capital Markets Activities and International Banking/Finance—International Banking/Finance” for a list of our overseas subsidiaries, branches and representative and liaison offices in operation as of December 31, 2025. Kookmin Bank, Gurgaon Representative Office in India converted to Kookmin Bank, Gurugram Branch in February 2019 and Kookmin Bank, Hanoi Representative Office was liquidated in September 2020. In December 2020, we established KB Bank Myanmar Ltd., a subsidiary, in Myanmar, and in January 2022, we established Kookmin Bank, Singapore Branch in Singapore. Kookmin Bank, Yangon Representative Office was liquidated in February 2023. In October 2024, we established two branches in India, Kookmin Bank, Chennai Branch and Kookmin Bank, Pune Branch. Lease terms are generally from two to three years and seldom exceed five years. We do not own any material properties outside of Korea.

The net carrying amount of all the properties owned by us at December 31, 2025 was ￦3,855 billion.

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

Trends in the Korean Economy

Our financial position and results of operations have been and will continue to be significantly affected by financial and economic conditions in Korea. In recent years, commercial banks, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing in retail lending (including mortgage and home equity loans), leading to substantially increased competition in this segment. From the second half of 2016 to 2021, the Korean government introduced various measures to tighten regulations on mortgage and other lending and housing subscription in response to the rapid growth in consumer debt and concerns over speculative investments in real estate in certain areas. The Korean government subsequently relaxed some of these measures by introducing a number of policy measures that seek to sustain housing prices and activity levels in the Korean real estate market, in light of an overall decrease in housing prices over the course of 2022. However, in recent years, the Korean government began tightening regulations again in response to the continued rise in the level of consumer debt, most recently in October 2025. Housing prices in Korea fluctuated throughout 2025, with prices increasing in certain areas while decreasing in others. Any sudden changes in housing prices, including as a result of changes in Korean government policies, together with the high level of consumer debt and deteriorating domestic and global economic conditions, could result in declines in consumer spending and reduced economic growth, which may lead to increases in delinquency levels of our portfolio of retail loans. Our portfolio of retail loans increased from ￦193,803 billion as of December 31, 2024 to ￦201,645 billion as of December 31, 2025. In 2025, we recorded charge-offs of ￦621 billion and provision for credit losses of ￦631 billion in respect of our retail loan portfolio, compared to charge-offs of ￦480 billion and provision for credit losses of ￦637 billion in 2024 and charge-offs of ￦449 billion and provision for credit losses of ￦507 billion in 2023. See “Item 3.D. Risk Factors—Risks relating to our retail credit portfolio.”

Our loans to small- and medium-sized enterprises increased from ￦161,239 billion as of December 31, 2024 to ￦167,873 billion as of December 31, 2025. Substantial growth in lending in Korea to small- and medium-sized enterprises in recent years, and financial difficulties experienced by such enterprises as a result of, among other things, adverse changes in economic conditions in Korea and globally, may lead to increasing delinquencies and a deterioration in overall asset quality in the credit exposures of Korean banks to small- and medium-sized enterprises. In 2025, we recorded charge-offs of ￦100 billion in respect of our loans to small- and medium-sized enterprises, compared to charge-offs of ￦34 billion in 2024 and ￦54 billion in 2023. See “Item 3.D. Risk Factors—Risks relating to our small- and medium-sized enterprise loan portfolio—We have significant exposure to small- and medium-sized enterprises, and any financial difficulties experienced by these customers may result in a deterioration of our asset quality and have an adverse impact on us.”

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy in 2026 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•

a deterioration in economic and trade relations between the United States and its trading partners, including as a result of the imposition of significant tariffs by the United States on its trading partners, which has been followed by retaliatory tariffs in some cases;

•

escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East (including those resulting from the military conflicts between Iran and other countries, including the United States and Israel);

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•	interest rate fluctuations as well as perceived or actual changes in policy rates, or other monetary and fiscal policies set forth, by the U.S. Federal Reserve and other central banks;

•	increased uncertainties in the global financial markets and industry, including difficulties faced by several banks in the United States and Europe;

•	a rise in inflation rates and volatility in stock markets and exchange rates worldwide;

•	the slowdown of economic growth in China and other major emerging market economies;

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic; and

•	financial and social difficulties affecting many countries worldwide, in particular Latin America and Europe.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations. For example, in early 2023, difficulties at several banks in the United States and Europe caused uncertainty for financial services companies, in particular the banking sector, and fear of instability in the global financial system generally, including in Korea. Future events involving limited liquidity, defaults, non-performance or other adverse developments that affect the financial services industry generally or financial institutions, transactional counterparties or other companies in the financial services industry, or concerns or rumors about any events of these kinds or other similar risks, may lead to market-wide liquidity problems or increase our risk in various dealings with our counterparties, among others. See “Item 3.D. Risk Factors—Other risks relating to our business— Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, could adversely affect our results of operations and financial condition.”

In addition, the interest rates on our interest-earning assets and interest-bearing liabilities, and therefore our net interest income, are affected by The Bank of Korea’s policy rates. Amid rising concerns of a potential global recession as a result of the COVID-19 pandemic, the Bank of Korea reduced its policy rate to 0.75% in March 2020 and 0.50% in May 2020. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, the Bank of Korea gradually raised its policy rate to pre-pandemic levels of 1.25% from August 2021 through January 2022. Furthermore, in response to rising levels of household debt and inflation in Korea as well as globally, the Bank of Korea continued to raise its policy rate to 3.50% from April 2022 through January 2023. More recently, the Bank of Korea lowered its policy rate to 3.25% in October 2024, 3.00% in November 2024, 2.75% in February 2025 and 2.50% in May 2025 in response to weak economic conditions in Korea.

We are also exposed to adverse changes and volatility in the global and Korean financial markets as a result of our liabilities and assets denominated in foreign currencies and our holdings of trading and investment securities, including structured products. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has depreciated significantly in recent years and has been subject to significant volatility as a result of the Russia-Ukraine war and the ensuing sanctions against Russia, the escalating hostilities in the Middle East following the military conflicts between Iran and other countries, including the United States and Israel, the difference in policy rates between the United States and Korea and, more recently, the political situation in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025, among others. A depreciation of the Won will increase our cost in Won of servicing our foreign currency-denominated borrowings, while continued exchange rate volatility may also result in foreign exchange losses for us. Furthermore, there have been significant fluctuations in securities prices in recent years, including the stock prices of Korean and foreign companies in which we hold an interest. Such developments may lead to trading and valuation losses on our trading and investment securities portfolio as well as impairment losses on our investments accounted for under the equity method.

As a result of the volatile conditions on the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, high inflation rates, difficulties faced by several banks in the United States and Europe, increased uncertainties resulting from geopolitical tensions, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, changes in fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2026 and for the foreseeable future remains highly uncertain.

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

	June 30, 2021		Dec. 31, 2021		June 30, 2022		Dec. 31, 2022		June 30, 2023		Dec. 31, 2023		June 30, 2024		Dec. 31, 2024		June 30, 2025		Dec. 31, 2025
KOSPI		3,296.68		2,977.65 (4)		2,332.64		2,236.40 (5)		2,564.28		2,655.28 (6)		2,797.82		2,399.49 (7)		3,071.70		4,214.17 (8)
￦/US$ exchange rates(1)	￦	1,130.4	￦	1,188.6	￦	1,299.0	￦	1,260.2	￦	1,317.8	￦	1,291.0	￦	1,376.6	￦	1,477.9	￦	1,353.5	￦	1,444.6
Corporate bond rates(2)		1.99%		2.54%		4.50%		5.47%		5.11%		4.55%		4.10%		3.58%		3.31%		3.79%
Treasury bond rates(3)		1.45%		1.80%		3.55%		3.73%		3.66%		3.15%		3.18%		2.60%		2.46%		2.95%

(1)	Represents the noon buying rate on the dates indicated.
(2)	Measured by the yield on three-year Korean corporate bonds rated as A+ by the Korean credit rating agencies.
(3)	Measured by the yield on three-year treasury bonds issued by the Ministry of Finance and Economy of Korea.
(4)	As of December 30, 2021, the last day of trading for the KRX KOSPI Market in 2021.
(5)	As of December 29, 2022, the last day of trading for the KRX KOSPI Market in 2022.
(6)	As of December 28, 2023, the last day of trading for the KRX KOSPI Market in 2023.
(7)	As of December 30, 2024, the last day of trading for the KRX KOSPI Market in 2024.
(8)	As of December 30, 2025, the last day of trading for the KRX KOSPI Market in 2025.

Results of Operations

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income:

	Year Ended December 31,						Percentage Change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won, except percentages)						(%)
Interest income
Due from financial institutions measured at amortized cost(1)	￦	352	￦	396	￦	357	12.5	(9.8)
Financial instruments at fair value through profit or loss(2)		1,415		1,459		1,436	3.1	(1.6)
Loans(3)		23,965		24,621		23,346	2.7	(5.2)
Financial investments (debt securities)(4)		3,389		3,985		3,980	17.6	(0.1)
Insurance finance income		21		31		37	47.6	19.4

Total interest income		29,142		30,491		29,156	4.6	(4.4)

Interest expense
Deposits		10,053		10,379		9,098	3.2	(12.3)
Borrowings(5)		3,067		3,185		2,845	3.8	(10.7)
Debentures		2,307		2,623		2,636	13.7	0.5
Insurance finance expense		1,534		1,478		1,504	(3.7)	1.8

Total interest expense		16,961		17,665		16,083	4.2	(9.0)

Net interest income	￦	12,181	￦	12,827	￦	13,073	5.3	1.9

Net interest margin(6)		2.02%		2.02%		1.95%

(1)	Consists of cash and interest-earning deposits in other banks.
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

Comparison of 2025 to 2024

Interest income. Interest income decreased 4.4% from ￦30,491 billion in 2024 to ￦29,156 billion in 2025, primarily as a result of a 5.2% decrease in interest on loans. The average yield on our interest-earning assets decreased 44 basis points from 4.79% in 2024 to 4.35% in 2025, which mainly reflected the lower overall level of interest rates prevailing in Korea in 2025 compared to 2024, as discussed above in “—Overview—Trends in the Korean Economy.” The effect of such decrease was offset in part by a 5.4% increase in the average volume of our interest-earning assets from ￦635,903 billion in 2024 to ￦670,389 billion in 2025, principally due to growths in our loan portfolios and, to a lesser extent, our financial assets at fair value through profit or loss.

The 5.2% decrease in interest on loans from ￦24,621 billion in 2024 to ￦23,346 billion in 2025 was primarily the result of:

•

a 58 basis point decrease in the average yield on corporate loans from 4.65% in 2024 to 4.07% in 2025, which was offset in part by a 6.3% increase in the average volume of such loans from ￦214,225 billion in 2024 to ￦227,811 billion in 2025;

•

a 52 basis point decrease in the average yield on other consumer loans from 6.88% in 2024 to 6.36% in 2025, which was slightly enhanced by a 0.2% decrease in the average volume of such loans from ￦59,016 billion in 2024 to ￦58,902 billion in 2025; and

•

a 62 basis point decrease in the average yield on foreign-currency loans from 8.48% in 2024 to 7.86% in 2025, which was slightly offset by a 0.1% increase in the average volume of such loans from ￦36,721 billion in 2024 to ￦36,746 billion in 2025.

The decreases in the average yields on corporate, other consumer and foreign-currency loans primarily reflected the lower overall level of interest rates prevailing in Korea and certain overseas markets in 2025 compared to 2024. The increases in the average volumes of corporate and foreign-currency loans were attributable primarily to increased demand for such loans from borrowers in need of financing in light of the continuing uncertainty in the Korean and global financial markets in 2025 compared to 2024. The decrease in the average volume of other consumer loans was mainly due to decreased demand for such loans, primarily reflecting the Korean government’s efforts to manage the delinquency levels of such loans in 2025. Overall, the average yield on our loans decreased by 50 basis points from 5.30% in 2024 to 4.80% in 2025, while the average volume of our loans increased by 4.7% from ￦464,544 billion in 2024 to ￦486,317 billion in 2025.

Interest expense. Interest expense decreased 9.0% from ￦17,665 billion in 2024 to ￦16,083 billion in 2025, primarily due to a 12.3% decrease in interest expense on deposits, which was enhanced by a 10.7% decrease in interest expense on borrowings. The average cost of our interest-bearing liabilities decreased 40 basis points from 2.83% in 2024 to 2.43% in 2025, which was mainly due to the lower overall level of interest rates prevailing in Korea in 2025 compared to 2024, as discussed above in “—Overview—Trends in the Korean Economy.” The effect of such decrease was offset in part by a 5.9% increase in the average volume of our interest-bearing liabilities from ￦624,548 billion in 2024 to ￦661,313 billion in 2025, which was principally due to an increase in the average volume of our deposits, which was enhanced by increases in the average volumes of our insurance liabilities, borrowings and debentures.

The 12.3% decrease in interest expense on deposits from ￦10,379 billion in 2024 to ￦9,098 billion in 2025 was primarily due to a 65 basis point decrease in the average cost of time deposits from 3.77% in 2024 to 3.12% in 2025, which was offset in part by a 5.6% increase in the average volume of such deposits from ￦242,061 billion in 2024 to ￦255,654 billion in 2025. The decrease in the average cost of such deposits was principally due to the lower overall level of interest rates prevailing in Korea in 2025 compared to 2024. The increase in the average volume of such deposits mainly reflected certain of our customers’ preference for low-risk products in light of the continuing uncertainty in financial markets in 2025. Overall, the average cost of our deposits decreased by 41 basis points from 2.49% in 2024 to 2.08% in 2025, while the average volume of our deposits increased 5.2% from ￦416,310 billion in 2024 to ￦437,896 billion in 2025.

The 10.7% decrease in interest expense on borrowings from ￦3,185 billion in 2024 to ￦2,845 billion in 2025 was due to a 62 basis point decrease in the average cost of borrowings from 3.86% in 2024 to 3.24% in 2025, which was offset in part by a 6.5% increase in the average volume of borrowings from ￦82,444 billion in 2024 to ￦87,811 billion in 2025. The decrease in the average cost of borrowings was principally due to the lower overall level of interest rates prevailing in Korea in 2025 compared to 2024. The increase in the average volume of borrowings mainly reflected increases in the average volumes of bonds sold under repurchase agreements and borrowings from the Bank of Korea.

Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. Our overall net interest margin decreased from 2.02% in 2024 to 1.95% in 2025, as a 1.9% increase in our net interest income from ￦12,827 billion in 2024 to ￦13,073 billion in 2025 was outpaced by a 5.4% increase in the average volume of our interest-earning assets from ￦635,903 billion in 2024 to ￦670,389 billion in 2025. The amount of decrease in interest expense outpaced the amount of decrease in interest income, resulting in the increase in net interest income. The growth rate in average interest-earning assets was more than offset by a 5.9% increase in average interest-bearing liabilities from ￦624,548 billion in 2024 to ￦661,313 billion in 2025. Our net interest spread, which represents the difference between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, decreased from 1.96% in 2024 to 1.92% in 2025, as the decrease in the average yield on interest-earning assets outpaced the decrease in the average cost of interest-bearing liabilities between the two periods.

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

Interest expense. Interest expense increased 4.2% from ￦16,961 billion in 2023 to ￦17,665 billion in 2024, primarily due to a 3.2% increase in interest expense on deposits and a 13.7% increase in interest expense on debentures, the effects of which were enhanced by a 3.8% increase in interest expense on borrowings. The average volume of our interest-bearing liabilities increased 6.2% from ￦588,122 billion in 2023 to ￦624,548 billion in 2024, which was principally due to an increase in the average volume of our deposits, which was enhanced by increases in the average volumes of our insurance liabilities and debentures. The effect of such increase was offset in part by a 5 basis point decrease in the average cost of our interest-bearing liabilities from 2.88% in 2023 to 2.83% in 2024, which was driven mainly by an increase in the proportion of deposits within our overall interest-bearing liabilities, which have a relatively lower average cost than our other interest-bearing liabilities.

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

Net interest margin. Our overall net interest margin remained stable at 2.02% in 2023 and 2024, as a 5.3% increase in our net interest income from ￦12,181 billion in 2023 to ￦12,827 billion in 2024 was matched by a 5.5% increase in the average volume of our interest-earning assets from ￦602,961 billion in 2023 to ￦635,903 billion in 2024. The amount of increase in interest income outpaced the amount of increase in interest expense, resulting in an increase in net interest income. The growth rate in average interest-earning assets was more than offset by a 6.2% increase in average interest-bearing liabilities from ￦588,122 billion in 2023 to ￦624,548 billion in 2024. Our net interest spread increased slightly from 1.95% in 2023 to 1.96% in 2024, as a decrease in the average yield on interest-earning assets was slightly outpaced by the decrease in the average cost of interest-bearing liabilities between the two periods.

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

Comparison of 2025 to 2024

Our provision for credit losses increased 15.6% from ￦2,044 billion in 2024 to ￦2,363 billion in 2025, primarily due to an increase in provision for credit losses of loans and a decrease in reversal of provisions for credit losses of acceptances and guarantees.

Our provision for credit losses of loans increased 8.5% from ￦2,097 billion in 2024 to ￦2,276 billion in 2025, mainly due to an increase in our provision for credit losses in respect of our corporate loans. Such increase mainly reflected our provisioning strategy pursuant to which we preemptively accounted for a potential increase in credit losses that could result from a deterioration in the overall asset quality of our corporate loans, mainly due to an increasing likelihood of default by corporate borrowers in light of the general slowdown in the economy in Korea. The effect of such increase was offset in part by a decrease in our provision for credit losses in respect of our credit card receivables, mainly reflecting the re-balancing of our portfolio to improve our overall asset quality. Our loan write-offs increased 16.4% from ￦1,984 billion in 2024 to ￦2,309 billion in 2025, primarily due to increases in write-offs of retail loans and corporate loans.

Our reversal of provisions for credit losses of acceptances and guarantees decreased 95.0% from ￦140 billion in 2024 to ￦7 billion in 2025, mainly reflecting the reversal of such provisions relating to Hanwha Ocean Co., Ltd. in 2024, which did not recur in 2025.

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

Corporate Loans. The following table shows, for the periods indicated, certain information regarding our impaired corporate loans:

	As of December 31,
	2023	2024	2025
	(%)
Impaired corporate loans as a percentage of total corporate loans	1.2	1.2	1.1
Allowances for credit losses for corporate loans as a percentage of total corporate loans	1.3	1.2	1.2
Allowances for credit losses for corporate loans as a percentage of impaired corporate loans	106.9	101.4	112.0
Net charge-offs of corporate loans as a percentage of total corporate loans	0.2	0.2	0.2

During 2025, impaired corporate loans as a percentage of total corporate loans decreased, as a decrease in our impaired corporate loans was enhanced by an increase in our total corporate loans. Allowances for credit losses for corporate loans as a percentage of total corporate loans remained stable while allowances for credit losses for corporate loans as a percentage of impaired corporate loans increased, as an increase in allowances for credit losses for corporate loans was accompanied by the increase in total corporate loans and was enhanced by the decrease in impaired corporate loans.

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

Retail Loans. The following table shows, for the periods indicated, certain information regarding our impaired retail loans:

	As of December 31,
	2023	2024	2025
	(%)
Impaired retail loans as a percentage of total retail loans	0.6	0.6	0.6
Allowances for credit losses for retail loans as a percentage of total retail loans	0.7	0.8	0.7
Allowances for credit losses for retail loans as a percentage of impaired retail loans	118.2	122.5	111.1
Net charge-offs of retail loans as a percentage of total retail loans	0.3	0.3	0.3

During 2025, impaired retail loans as a percentage of total retail loans remained stable, as our impaired retail loans and our total retail loans increased. Allowances for credit losses for retail loans as a percentage of both total retail loans and impaired retail loans decreased during 2025, as a decrease in our allowances for credit losses for retail loans was enhanced by the increases in both our total retail loans and our impaired retail loans.

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

Credit Card Balances. The following table shows, for the periods indicated, certain information regarding our impaired credit card balances:

	As of December 31,
	2023	2024	2025
	(%)
Impaired credit card balances as a percentage of total credit card balances	3.6	2.5	1.4
Allowances for credit losses for credit card balances as a percentage of total credit card balances	4.2	3.7	3.1
Allowances for credit losses for credit card balances as a percentage of impaired credit card balances	117.6	148.7	218.9
Net charge-offs as a percentage of total credit card balances	2.5	2.5	2.3

During 2025, impaired credit card balances as a percentage of total credit card balances decreased as the rate of decrease in our impaired credit card balances outpaced the rate of decrease in our total credit card balances. Allowances for credit losses for credit card balances as a percentage of total credit card balances decreased during 2025, as the rate of decrease in allowances for credit losses for credit card balances outpaced the rate of decrease in our total credit card balances. However, allowances for credit losses for credit card balances as a percentage of impaired credit card balances increased, as the rate of decrease in the amount of our allowances for credit losses for credit card balances was outpaced by the rate of decrease of our impaired credit card balances.

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

Net Fee and Commission Income

The following table shows, for the periods indicated, the components of our net fee and commission income:

	Year Ended December 31,						Percentage Change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Fee and commission income	￦	5,368	￦	5,482	￦	5,774	2.1	5.3
Fee and commission expense		(1,695)		(1,632)		(1,675)	(3.7)	2.6

Net fee and commission income	￦	3,674	￦	3,850	￦	4,098	4.8	6.4

Comparison of 2025 to 2024

Our net fee and commission income increased 6.4% from ￦3,850 billion in 2024 to ￦4,098 billion in 2025, due to 5.3% increase in fee and commission income from ￦5,482 billion in 2024 to ￦5,774 billion in 2025, which was offset in part by a 2.6% increase in fee and commission expense from ￦1,632 billion in 2024 to ￦1,675 billion in 2025.

The 5.3% increase in fee and commission income was primarily due to a 16.7% increase in commissions received on securities business from ￦663 billion in 2024 to ￦774 billion in 2025 and a 24.3% increase in foreign currency related fees received from ￦362 billion in 2024 to ￦450 billion in 2025, which were enhanced by, to lesser extents, increases in fund management related fees received, trust and other fiduciary fees received, miscellaneous other fees received, securities agency fees received and agent activity fees received. The effects of such increases were offset in part by a 5.5% decrease in credit card and debit card related fees received from ￦1,662 billion in 2024 to ￦1,571 billion in 2025 and, to a lesser extent, a 3.8% decrease in lease fees received from ￦1,120 billion in 2024 to ￦1,078 billion in 2025. The increase in commissions received on securities business was mainly due to an increase in securities brokerage commissions, while the increase in foreign currency related fees was primarily attributable to an increase in the number of foreign currency transactions, each of which resulted from an increase in the volume of activities in the Korean securities trading market in 2025 compared to 2024. The decrease in credit card and debit card related fees received was primarily due to a decrease in the rate of merchant fees charged, while the decrease in lease fees received was mainly due to a decrease in fees received on automobile rental fees and other lease-related income.

The 2.6% increase in fee and commission expense was principally attributable to 9.5% increase in other miscellaneous fees paid from ￦454 billion in 2024 to ￦497 billion in 2025, which in turn was mainly due to increases in other miscellaneous fees paid by KB Securities and KB Kookmin Card.

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

The 3.7% decrease in fee and commission expense was principally attributable to a 4.3% decrease in credit card and debit card related fees paid from ￦862 billion in 2023 to ￦825 billion in 2024, a 5.6% decrease in other miscellaneous fees paid from ￦481 billion in 2023 to ￦454 billion in 2024 and a 10.7% decrease in outsourcing related fees paid from ￦168 billion in 2023 to ￦150 billion in 2024. The effects of such decreases were offset in part by a 26.9% increase in foreign currency related fees paid from ￦93 billion in 2023 to ￦118 billion in 2024. The decrease in credit card and debit card related fees paid was mainly due to a decrease in marketing fees paid by KB Kookmin Card, the decrease in other miscellaneous fees paid was mainly due to a decrease in securitization-related commission expenses paid by KB Kookmin Card, and the decrease in outsourcing related fees paid was primarily due to decreases in consulting and other miscellaneous fees paid by KB Kookmin Card and KB Insurance. The increase in foreign currency related fees paid was mainly due to an increase in the number of foreign currency transactions conducted by our customers.

Net Insurance Income

The following table shows, for the periods indicated, the components of our net insurance income:

	Year Ended December 31,						Percentage Change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Insurance income	￦	11,005	￦	11,456	￦	12,377	4.1	8.0
Insurance expense		(9,559)		(9,806)		(11,073)	2.6	12.9

Net insurance income	￦	1,447	￦	1,650	￦	1,303	14.0	(21.0)

Comparison of 2025 to 2024

Our net insurance income decreased 21.0% from ￦1,650 billion in 2024 to ￦1,303 billion in 2025, due to a 12.9% increase in insurance expense from ￦9,806 billion in 2024 to ￦11,073 billion in 2025, which was offset in part by an 8.0% increase in insurance income from ￦11,456 billion in 2024 to ￦12,377 billion in 2025.

The increase in insurance expense was due to a 15.0% increase in insurance service expense from ￦8,884 billion in 2024 to ￦10,213 billion in 2025, which was slightly offset by a 6.7% decrease in reinsurance expense from ￦922 billion in 2024 to ￦860 billion in 2025. The increase in insurance service expense was primarily due to a 15.4% increase in long-term non-life insurance expense from ￦4,728 billion in 2024 to ￦5,455 billion in 2025, which was enhanced by a 45.2% increase in general non-life insurance expense from ￦897 billion in 2024 to ￦1,302 billion in 2025 and, to a lesser extent, a 4.6% increase in automobile insurance expense from ￦2,792 billion in 2024 to ￦2,921 billion in 2025.

The increase in insurance income was primarily due to a 5.8% increase in insurance revenue from ￦11,017 billion in 2024 to ￦11,652 billion in 2025, which was enhanced by a 65.1% increase in reinsurance revenue from ￦439 billion in 2024 to ￦725 billion in 2025. The increase in insurance revenue was primarily due to a 9.1% increase in long-term non-life insurance income from ￦5,800 billion in 2024 to ￦6,325 billion in 2025, which was enhanced by a 4.2% increase in general non-life insurance income from ￦1,362 billion in 2024 to ￦1,419 billion in 2025.

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

Net Gains on Financial Instruments at Fair Value through Profit or Loss

The following table shows, for the periods indicated, the components of our net gains on financial instruments at fair value through profit or loss:

	Year Ended December 31,						Percentage Change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Net gains on financial assets at fair value through profit or loss	￦	3,243	￦	1,914	￦	4,934	(41.0)	157.8
Net losses on derivatives held for trading		(431)		(583)		(412)	35.3	(29.3)
Net losses on financial liabilities at fair value through profit or loss		(318)		(2)		(628)	(99.4)	N/M	(1)
Net losses on financial instruments designated at fair value through profit or loss		(331)		(317)		(513)	(4.2)	61.8

Net gains on financial instruments at fair value through profit or loss	￦	2,163	￦	1,012	￦	3,380	(53.2)	234.0

(1)	“N/M” means not meaningful.

Comparison of 2025 to 2024

Our net gains on financial instruments at fair value through profit or loss increased three-fold from ￦1,012 billion in 2024 to ￦3,380 billion in 2025. Such increase was primarily attributable to a 157.8% increase in net gains on financial assets at fair value through profit or loss, the effect of which was offset in part by a significant increase in net losses on financial liabilities at fair value through profit or loss.

•

Our net gains on financial assets at fair value through profit or loss increased 157.8% from ￦1,914 billion in 2024 to ￦4,934 billion in 2025, due to a change in net gains (losses) on equity securities held for trading from net losses of ￦167 billion in 2024 to net gains of ￦2,612 billion in 2025, which was enhanced by an 11.6% increase in net gains on debt securities held for trading from ￦2,081 billion in 2024 to ￦2,322 billion in 2025.

•

Our net losses on financial liabilities at fair value through profit or loss increased significantly from ￦2 billion in 2024 to ￦628 billion in 2025. Such increase was attributable to a 121.5% increase in losses on financial liabilities at fair value through profit or loss from ￦358 billion in 2024 to ￦793 billion in 2025, which was enhanced by a 54.1% decrease in gains on financial liabilities at fair value through profit or loss from ￦357 billion in 2024 to ￦164 billion in 2025.

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

•

Our net losses on financial liabilities at fair value through profit or loss decreased by 99.4% from ￦318 billion in 2023 to ￦2 billion in 2024. Such change was attributable to an 85.9% increase in gains on financial liabilities at fair value through profit or loss from ￦192 billion in 2023 to ￦357 billion in 2024 and a 29.8% decrease in losses on financial liabilities at fair value through profit or loss from ￦510 billion in 2023 to ￦358 billion in 2024.

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

Comparison of 2025 to 2024

Our net other insurance finance expenses increased 135.0% from ￦437 billion in 2024 to ￦1,027 billion in 2025, primarily due to an increase in other insurance finance expenses from our variable life insurance products.

Comparison of 2024 to 2023

Our net other insurance finance expenses decreased 23.6% from ￦572 billion in 2023 to ￦437 billion in 2024, primarily due to a decrease in other insurance finance expenses of our variable life insurance.

General and Administrative Expenses

The following table shows, for the periods indicated, the components of our general and administrative expenses:

	Year Ended December 31,						Percentage Change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Expenses related to employees	￦	4,014	￦	4,221	￦	4,315	5.2	2.2
Depreciation and amortization		866		916		915	5.8	(0.1)
Other general and administrative expenses		1,767		1,801		1,834	1.9	1.8

General and administrative expenses	￦	6,647	￦	6,939	￦	7,065	4.4	1.8

Comparison of 2025 to 2024

Our general and administrative expenses increased 1.8% from ￦6,939 billion in 2024 to ￦7,065 billion in 2025, primarily due to a 2.2% increase in expenses related to employees from ￦4,221 billion in 2024 to ￦4,315 billion in 2025, and to a lesser extent, a 1.8% increase in other general and administrative expenses from ￦1,801 billion in 2024 to ￦1,834 billion in 2025.

The increase in expenses related to employees was attributable mainly to a 4.5% increase in salaries from ￦2,707 billion in 2024 to ￦2,828 billion in 2025, which was offset in part by a 14.3% decrease in termination benefits from ￦307 billion in 2024 to ￦263 billion in 2025. The increase in salaries paid was mainly due to general increases in wages paid to the employees of KB Securities. The decrease in termination benefits was mainly due to decreases in the number of employees participating in our early retirement programs and the amount of termination benefits granted per employee.

The increase in other general and administrative expenses was mainly attributable to a 7.6% increase in electronic data processing expenses paid from ￦353 billion in 2024 to ￦380 billion in 2025 and a 5.2% increase in taxes and dues paid from ￦325 billion in 2024 to ￦342 billion in 2025, the effects of which were offset in part by a 6.0% decrease in service fees paid from ￦250 billion in 2024 to ￦235 billion in 2025.

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

Net Other Operating Expenses

The following table shows, for the periods indicated, the components of our net other operating expenses:

	Year Ended December 31,						Percentage Change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Other operating income	￦	7,651	￦	7,586	￦	8,001	(0.8)	5.5
Other operating expenses		(10,364)		(9,459)		(10,884)	(8.7)	15.1

Net other operating expenses	￦	(2,713)	￦	(1,873)	￦	(2,883)	(31.0)	53.9

Comparison of 2025 to 2024

Our net other operating expenses increased 53.9% from ￦1,873 billion in 2024 to ￦2,883 billion in 2025, due to a 15.1% increase in other operating expenses from ￦9,459 billion in 2024 to ￦10,884 billion in 2025, which was partially offset by a 5.5% increase in other operating income from ￦7,586 billion in 2024 to ￦8,001 billion in 2025.

Other operating expenses include principally losses on foreign exchange transactions, losses on hedge accounting, losses on financial assets at amortized cost, losses on securities at fair value through other comprehensive income, depreciation expenses of operating lease assets, deposit insurance fees, credit guarantee fund fees and miscellaneous other operating expenses. The 15.1% increase in other operating expenses was mainly the result of a 17.5% increase in losses on foreign exchange transactions from ￦5,375 billion in 2024 to ￦6,318 billion in 2025, which was enhanced by a nearly five-fold increase in losses on financial assets at amortized cost from ￦115 billion in 2024 to ￦567 billion in 2025. The increase in losses on foreign exchange transactions, which was primarily due to an overall increase in the volume of our foreign exchange transactions, was offset in part by an increase in gains on foreign exchange transactions, which is recorded as part of other operating income. The increase in losses on financial assets at amortized cost was due to an increase in losses on sale of loans measured at amortized cost, which was in turn due to such losses recorded by KB Kookmin Card and Kookmin Bank.

Other operating income includes principally gains on foreign exchange transactions, gains on hedge accounting, gains on financial assets at amortized cost, gains on securities at fair value through other comprehensive income, dividend income and miscellaneous other operating income. The 5.5% increase in other operating income was primarily attributable to a 4.1% increase in gains on foreign exchange transactions from ￦6,070 billion in 2024 to ￦6,317 billion in 2025, a 23.3% increase in miscellaneous other operating income from ￦673 billion in 2024 to ￦830 billion in 2025 and an 87.0% increase in gains on securities at fair value through other comprehensive income from ￦138 billion in 2024 to ￦258 billion in 2025. The effects of such increases were offset in part by a 44.3% decrease in gains on hedge accounting from ￦481 billion in 2024 to ￦268 billion in 2025. The increase in gains on foreign exchange transactions, which was mainly due to an overall increase in the volume of our foreign exchange transactions, was more than offset by an increase in losses on foreign exchange transactions, which is recorded as part of other operating expenses, as discussed above. On a net basis, our net gains (losses) on foreign exchange transactions changed from net gains of ￦695 billion in 2024 to net losses of ￦1 billion in 2025. The increase in miscellaneous other operating income was mainly due to increases in gains on sales of rental assets of KB Capital and miscellaneous other operating income of KB Data Systems. The increase in gains on securities at fair value through other comprehensive income was mainly due to increases in gains on the disposal of such securities of KB Insurance, Kookmin Bank and KB Securities. The decrease in gains on hedge accounting was mainly due to decreases in gains on other fair value hedges of KB Life Insurance and KB Insurance, and was offset in part by a decrease in losses on hedge accounting, which is recorded as part of other operating expenses.

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

Net Non-operating Expenses

The following table shows, for the periods indicated, the components of our net non-operating expenses:

	Year Ended December 31,						Percentage Change
	2023		2024		2025		2024/2023		2025/2024
	(in billions of Won)						(%)
Share of profit (loss) of associates and joint ventures	￦	33		￦(17)	￦	27	N/M	(1)	N/M (1)
Net other non-operating expenses		(298)		(1,043)		(361)	250.0		(65.4)

Net non-operating expenses	￦	(265)	￦	(1,060)	￦	(335)	300.0		(68.4)

(1)	“N/M” means not meaningful.

Comparison of 2025 to 2024

Our net non-operating expenses decreased 68.4% from ￦1,060 billion in 2024 to ￦335 billion in 2025, as a 65.4% decrease in net other non-operating expenses from ￦1,043 billion in 2024 to ￦361 billion in 2025 was slightly enhanced by a change in share of profit (loss) of associates and joint ventures from a net loss of ￦17 billion in 2024 to a net profit of ￦27 billion in 2025.

The 65.4% decrease in net other non-operating expenses was attributable to a more than three-fold increase in other non-operating income from ￦184 billion in 2024 to ￦682 billion in 2025 and, to a lesser extent, a 14.9% decrease in other non-operating expenses from ￦1,227 billion in 2024 to ￦1,044 billion in 2025. The increase in other non-operating income was primarily attributable to a ten-fold increase in gains on disposal of property and equipment from ￦30 billion in 2024 to ￦304 billion in 2025, which mainly reflected an increase in gains on the sale of investment properties by our consolidated funds. The decrease in other non-operating expenses was mainly due to a 36.0% decrease in miscellaneous other non-operating expenses from ￦1,003 billion in 2024 to ￦642 billion in 2025, which was mainly attributable to the one-time payment of voluntary compensation made by Kookmin Bank in connection with its past sales of certain equity-linked securities products tied to the performance of the Hang Seng China Enterprise Index during 2024 (see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”), which was not repeated in 2025. The effect of such decrease was offset in part by a more than three-fold increase in impairment losses on goodwill from ￦60 billion in 2024 to ￦224 billion in 2025, which was mainly due to an increase in impairment losses on goodwill of KB PRASAC Bank Plc.

The change in share of profit (loss) of associates and joint ventures from a net loss to a net profit was primarily due to an increase in profit of equity-method investees of Kookmin Bank.

Comparison of 2024 to 2023

Our net non-operating expenses increased four-fold from ￦265 billion in 2023 to ￦1,060 billion in 2024, as a more than three-fold increase in net other non-operating expenses from ￦298 billion in 2023 to ￦1,043 billion in 2024 was slightly enhanced by a change in share of profit (loss) of associates and joint ventures from a net profit of ￦33 billion in 2023 to a net loss of ￦17 billion in 2024.

The more than three-fold increase in net other non-operating expenses was attributable to a 169.7% increase in other non-operating expenses from ￦455 billion in 2023 to ￦1,227 billion in 2024, which was slightly offset by a 17.2% increase in other non-operating income from ￦157 billion in 2023 to ￦184 billion in 2024. The increase in other non-operating expenses was mainly due to a more than three-fold increase in miscellaneous other non-operating expenses from ￦319 billion in 2023 to ￦1,003 billion in 2024, which was mainly attributable to the payment of voluntary compensation made by Kookmin Bank in connection with its past sales of certain equity-linked securities products tied to the performance of the Hang Seng China Enterprise Index during 2024 (see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”). The increase in other non-operating income was primarily attributable to a significant increase in gains on disposal of property and equipment from ￦2 billion in 2023 to ￦30 billion in 2024, which mainly reflected the gains from the sale of certain investment properties held by Kookmin Bank in 2024.

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

Comparison of 2025 to 2024

Income tax expense increased 19.7% from ￦1,957 billion in 2024 to ￦2,342 billion in 2025, primarily due to a 17.2% increase in profit before income tax from ￦6,985 billion in 2024 to ￦8,183 billion in 2025. Such increase was enhanced by a change in temporary differences for which no deferred tax is recognized, from a reduction in tax expenses of ￦76 billion in 2024 to an increase in tax expenses of ￦97 billion in 2025, as well as an additional ￦85 billion of tax expenses recognized in 2025 due to an increase in corporate income tax rates following an amendment to the tax laws at the end of 2025. The effects of such increases were offset in part by a 68.1% decrease in changes in recognition and measurement of deferred tax from ￦232 billion in 2024 to ￦74 billion in 2025. Our effective tax rate was 28.6% in 2025 compared to 28.0% in 2024.

Comparison of 2024 to 2023

Income tax expense increased 22.8% from ￦1,594 billion in 2023 to ￦1,957 billion in 2024, primarily due to a 14.1% increase in profit before income tax from ￦6,120 billion in 2023 to ￦6,985 billion in 2024, which was enhanced by a 241.2% increase in changes in recognition and measurement of deferred tax from ￦68 billion in 2023 to ￦232 billion in 2024. Such effects were offset in part by a significant increase in net reductions in tax expenses due to temporary differences for which no deferred tax is recognized from ￦4 billion in 2023 to ￦76 billion in 2024. Our effective tax rate was 28.0% in 2024 compared to 26.0% in 2023.

See Note 34 of the notes to our consolidated financial statements included elsewhere in this annual report.

Profit for the Year

Comparison of 2025 to 2024

As a result of the factors described above, our profit for the year increased 16.1% from ￦5,029 billion in 2024 to ￦5,841 billion in 2025.

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

The following table shows, for the periods indicated, our results of operations by segment:

	Profit (Loss)(1) for the Year Ended December 31,						Total Net Operating Revenues (Expenses)(2) for the Year Ended December 31,
	2023		2024		2025		2023		2024		2025
	(in billions of Won)
Retail banking operations	￦	1,766	￦	1,460	￦	1,445	￦	4,444	￦	4,165	￦	3,973
Corporate banking operations		1,587		1,896		1,540		5,641		5,282		4,689
Other banking operations		(202)		(205)		839		31		637		2,395
Credit card operations		351		391		329		2,026		2,108		1,911
Securities operations		383		585		677		1,667		1,772		2,202
Life insurance operations		85		164		139		191		366		343
Non-life insurance operations		714		840		779		1,120		1,448		1,245
Other		305		473		721		1,059		1,250		1,188

Total(3)	￦	4,987	￦	5,605	￦	6,469	￦	16,179	￦	17,028	￦	17,945

(1)	After deduction of income tax allocated to each segment. See Note 5 of the notes to our consolidated financial statements included elsewhere in this annual report.
(2)	Represents net operating revenue (expenses) from external customers. See Note 5 of the notes to our consolidated financial statements included elsewhere in this annual report.
(3)	Prior to adjustments for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

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

Retail Banking Operations

This segment consists of retail banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Income statement data
Interest income	￦	7,723	￦	7,761	￦	7,506	0.5	(3.3)
Interest expense		(4,326)		(4,441)		(3,880)	2.7	(12.6)
Net fee and commission income		252		242		333	(4.0)	37.6
Net other operating income		795		604		14	(24.0)	(97.7)
General and administrative expenses		(1,952)		(1,985)		(1,860)	1.7	(6.3)
Provision for credit losses		(92)		(197)		(202)	114.1	2.5

Profit before income tax expense		2,399		1,984		1,911	(17.3)	(3.7)
Income tax expense		(633)		(524)		(465)	(17.2)	(11.3)

Profit for the year	￦	1,766	￦	1,460	￦	1,445	(17.3)	(1.0)

Comparison of 2025 to 2024

Our profit before income tax expense for this segment decreased 3.7% from ￦1,984 billion in 2024 to ￦1,911 billion in 2025.

Interest income from our retail banking operations decreased 3.3% from ￦7,761 billion in 2024 to ￦7,506 billion in 2025, which was mainly due to decreases in the average yields on other consumer loans, mortgage loans and home equity loans, the effects of which were offset in part by an increase in the average volume of mortgage loans.

Interest expense for this segment decreased 12.6% from ￦4,441 billion in 2024 to ￦3,880 billion in 2025. Our largest and most important funding source is deposits from retail customers, which represent more than half of our total deposits. The decrease in interest expense for this segment was mainly due to a decrease in the average cost of time deposits held by retail customers, which was offset in part by an increase in the average volume of such deposits.

Net fee and commission income attributable to this segment increased 37.6% from ￦242 billion in 2024 to ￦333 billion in 2025, mainly due to increases in trust fees received for specified money trusts, securities agency fees received and bancassurance fees received.

Net other operating income attributable to this segment decreased 97.7% from ￦604 billion in 2024 to ￦14 billion in 2025, which was primarily due to a significant decrease in gains related to inter-segment borrowings.

General and administrative expenses attributable to this segment decreased 6.3% from ￦1,985 billion in 2024 to ￦1,860 billion in 2025, primarily due to a decrease in common general and administrative expenses allocated to this segment, which was partially offset by an increase in expenses related to employee benefits.

Provision for credit losses increased 2.5% from ￦197 billion in 2024 to ￦202 billion in 2025, mainly due to an increase in provisions for credit losses of retail loans. Such increase mainly reflected our provisioning strategy pursuant to which we preemptively accounted for a potential increase in credit losses that could result from a deterioration in the overall asset quality of our loan portfolios, mainly due to an increasing likelihood of default by borrowers in light of the general slowdown in the economy in Korea.

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

Net fee and commission income attributable to this segment decreased 4.0% from ￦252 billion in 2023 to ￦242 billion in 2024, mainly due to a decrease in trust fees received for specified money trusts, which was offset in large part by an increase in bancassurance fees received.

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

Corporate Banking Operations

This segment consists of corporate banking services provided by Kookmin Bank. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Income statement data
Interest income	￦	11,688	￦	12,101	￦	11,132	3.5	(8.0)
Interest expense		(6,042)		(6,335)		(5,292)	4.8	(16.5)
Net fee and commission income		427		410		457	(4.0)	11.5
Net gains (losses) on financial instruments at fair value through profit or loss		(6)		24		(1)	N/ M (1)	N/ M (1)
Net other operating expenses		(309)		(827)		(1,460)	167.6	76.5
General and administrative expenses		(1,959)		(2,005)		(1,941)	2.3	(3.2)
Provision for credit losses		(1,563)		(482)		(820)	(69.2)	70.1
Net other non-operating expenses		(15)		(62)		(7)	313.3	(88.7)

Profit before income tax expense		2,221		2,824		2,068	27.1	(26.8)
Income tax expense		(634)		(928)		(528)	46.4	(43.1)

Profit for the year	￦	1,587	￦	1,896	￦	1,540	19.5	(18.8)

(1)	“N/M” means not meaningful.

Comparison of 2025 to 2024

Our profit before income tax expense for this segment decreased 26.8% from ￦2,824 billion in 2024 to ￦2,068 billion in 2025.

Interest income from our corporate banking operations decreased 8.0% from ￦12,101 billion in 2024 to ￦11,132 billion in 2025. This decrease was primarily due to a decrease in the average yield on corporate loans of Kookmin Bank, which was offset in part by an increase in the average volume of such loans.

Interest expense for this segment decreased 16.5% from ￦6,335 billion in 2024 to ￦5,292 billion in 2025. This decrease was principally due to a decrease in the average cost of deposits held by corporate customers of Kookmin Bank, which was offset in part by an increase in the average volume of such deposits.

Net fee and commission income attributable to this segment increased 11.5% from ￦410 billion in 2024 to ￦457 billion in 2025, primarily due to a decrease in participation fees paid to participate in transactions originated by other financial institutions, the effect of which was enhanced by increases in wire transfer fees received and trust fees received.

Net gains (losses) on financial instruments at fair value through profit or loss attributable to this segment changed from net gains of ￦24 billion in 2024 to net losses of ￦1 billion in 2025, principally due to a decrease in net gains on financial instruments at fair value through profit or loss held by Kookmin Bank’s overseas subsidiaries and a decrease in gains related to fair value hedges, the effects of which were offset in part by an increase in the distribution income received on certain investment funds.

Net other operating expenses attributable to this segment increased 76.5%from ￦827 billion in 2024 to ￦1,460 billion in 2025, mainly as a result of an increase in expenses related to inter-segment borrowings.

General and administrative expenses attributable to this segment decreased 3.2% from ￦2,005 billion in 2024 to ￦1,941 billion in 2025, principally due to a decrease in common administrative expenses allocated to this segment, which was enhanced by a decrease in employee-related expenses and partially offset by increases in the general and administrative expenses of KB PRASAC Bank Plc. and Bank Bukopin, Kookmin Bank’s overseas subsidiaries.

Provision for credit losses attributable to this segment increased 70.1% from ￦482 billion in 2024 to ￦820 billion in 2025, mainly due to increases in provisions for credit losses of loans and payment guarantees to Kookmin Bank’s corporate customers.

Net other non-operating expenses attributable to this segment decreased 88.7% from ￦62 billion in 2024 to ￦7 billion in 2025, primarily due to an increase in miscellaneous other non-operating expenses of Bank Bukopin in 2024, which did not recur in 2025.

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

Interest expense for this segment increased 4.8% from ￦6,042 billion in 2023 to ￦6,335 billion in 2024. This increase was principally due to an increase in the average volume of deposits held by corporate customers of Kookmin Bank, which was offset in part by a decrease in the average costs of such deposits.

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

Net gains (losses) on financial instruments at fair value through profit or loss attributable to this segment changed from net losses of ￦6 billion in 2023 to net gains of ￦24 billion in 2024, principally due to an increase in net gains on financial instruments at fair value through profit or loss held by Kookmin Bank’s overseas subsidiaries, which was enhanced by an increase in gains related to fair value hedges.

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

Other Banking Operations

This segment primarily consists of Kookmin Bank’s banking operations other than retail and corporate banking operations, including treasury activities and Kookmin Bank’s “back office” administrative operations. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Income statement data
Interest income	￦	2,936	￦	3,349	￦	3,224	14.1	(3.7)
Interest expense		(2,109)		(2,211)		(2,033)	4.8	(8.1)
Net fee and commission income		489		461		414	(5.7)	(10.2)
Net gains on financial instruments at fair value through profit or loss		766		744		934	(2.9)	25.5
Net other operating income (expenses)		(1,826)		(1,168)		55	(36.0)	N/M	(1)
General and administrative expenses		(610)		(645)		(848)	5.7	31.5
Reversal of (Provision for) credit losses		48		(1)		(11)	N/M (1)	N/M	(1)
Share of profit of associates and joint ventures		—		7		76	N/A (2)	N/M	(1)
Net other non-operating expenses		(84)		(899)		(474)	970.2	(47.3)

Profit (loss) before income tax expense		(390)		(362)		1,336	(7.2)	N/M	(1)
Income tax benefit (expense)		187		157		(497)	(16.0)	N/M	(1)

Profit (loss) for the year	￦	(202)	￦	(205)	￦	839	1.5	N/M	(1)

(1)	“N/M” means not meaningful.
(2)	“N/A” means not applicable.

Comparison of 2025 to 2024

Our profit (loss) before income tax expense for this segment changed from a loss of ￦362 billion in 2024 to a profit of ￦1,336 billion in 2025.

Interest income from our other banking operations decreased 3.7% from ￦3,349 billion in 2024 to ￦3,224 billion in 2025, mainly due to decreases in the average yields on other banking loans and debt securities in this segment, which was enhanced by a decrease in the average volume of banking loans and offset in part by an increase in the average volume of debt securities.

Interest expense for this segment decreased 8.1% from ￦2,211 billion in 2024 to ￦2,033 billion in 2025, primarily due to decreases in the average costs of debentures and other liabilities in this segment, the effects of which were offset in part by increases in the average volumes of such debentures and liabilities.

Net fee and commission income attributable to this segment decreased 10.2% from ￦461 billion in 2024 to ￦414 billion in 2025, mainly due to decreases in participation fees paid to participate in transactions originated by other financial institutions and other investment finance fees paid.

Net gains on financial instruments at fair value through profit or loss attributable to this segment increased 25.5% from ￦744 billion in 2024 to ￦934 billion in 2025, principally as a result of an increase in net gain on derivatives held-for-trading of Kookmin Bank, the effect of which was mostly offset by a decrease in net gain on the valuation of securities held-for-trading of Kookmin Bank.

Net other operating income (expenses) attributable to this segment changed from net expenses of ￦1,168 billion in 2024 to net income of ￦55 billion in 2025, mainly as a result of an increase in gains related to inter-segment borrowings.

General and administrative expenses attributable to this segment increased 31.5% from ￦645 billion in 2024 to ￦848 billion in 2025, primarily due to an increase in administrative expenses allocated to this segment, which was offset in part by decreases in write-offs and expenses related to employees.

Provision for credit losses attributable to this segment increased eleven-fold from ￦1 billion in 2024 to ￦11 billion in 2025, due mainly to an increase in provisions for credit losses of other financial liabilities and an increase in consolidation adjustments relating to foreign currency guarantees and provisions for foreign currency loan losses.

Share of profit of associates and joint ventures attributable to this segment increased more than ten-fold from ￦7 billion in 2024 to ￦76 billion in 2025, principally as a result of an increase in gains on equity-method investees of Kookmin Bank.

Net other non-operating expenses attributable to this segment decreased 47.3% from ￦899 billion in 2024 to ￦474 billion in 2025, primarily due to a decrease in impairment losses recognized by equity-method investees of Kookmin Bank and an increase in gains on disposals of property, plant and equipment and assets held for sale.

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

Net other non-operating expenses attributable to this segment increased more than ten-fold from ￦84 billion in 2023 to ￦899 billion in 2024, primarily due to the payment of voluntary compensation made by Kookmin Bank in connection with its past sales of certain equity-linked securities products tied to the performance of the Hang Seng China Enterprise Index during 2024 (see “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”).

Credit Card Operations

This segment consists of credit card activities conducted by KB Kookmin Card. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Income statement data
Interest income	￦	2,343	￦	2,464	￦	2,374	5.2	(3.7)
Interest expense		(704)		(803)		(781)	14.1	(2.7)
Net fee and commission income		614		770		709	25.4	(7.9)
Net insurance income		10		8		7	(20.0)	(12.5)
Net gains on financial instruments at fair value through profit or loss		7		12		11	71.4	(8.3)
Net other operating expenses		(391)		(403)		(509)	3.1	26.3
General and administrative expenses		(625)		(641)		(606)	2.6	(5.5)
Provision for credit losses		(827)		(893)		(765)	8.0	(14.3)
Share of profit of associates and joint ventures		1		1		1	0.0	0.0
Net other non-operating income (expenses)		44		10		(8)	(77.3)	N/M (1)

Profit before income tax expense		473		525		432	11.0	(17.7)
Income tax expense		(121)		(134)		(103)	10.7	(23.1)

Profit for the year	￦	351	￦	391	￦	329	11.4	(15.9)

(1)	“N/M” means not meaningful.

Comparison of 2025 to 2024

Our profit before income tax expense for this segment decreased 17.7% from ￦525 billion in 2024 to ￦432 billion in 2025.

Interest income from our credit card operations decreased 3.7% from ￦2,464 billion in 2024 to ￦2,374 billion in 2025. This decrease was primarily due to a decrease in the average yield on credit card receivables, which was enhanced by a decrease in the average volume of such receivables.

Interest expense for this segment decreased 2.7% from ￦803 billion in 2024 to ￦781 billion in 2025. This decrease was primarily due to decreases in the average costs of borrowings and debentures, the effects of which were enhanced by a decrease in the average volume of borrowings and offset in part by an increase in the average balance of debentures.

Net fee and commission income attributable to this segment decreased 7.9% from ￦770 billion in 2024 to ￦709 billion in 2025, mainly due to a decrease in commissions received related to payment gateways, which was offset in part by an increase in credit card annual fees received and a decrease in credit card commissions paid in Korean Won.

Net insurance income attributable to this segment decreased 12.5% from ￦8 billion in 2024 to ￦7 billion in 2025, primarily due to a decrease in insurance income received, which was in turn primarily due to a decrease in the number of customers using certain services for which KB Kookmin Card stopped accepting new customers. The effect of such decrease was offset in part by a corresponding decrease in insurance expenses paid.

Net gains on financial instruments at fair value through profit or loss attributable to this segment decreased 8.3% from ￦12 billion in 2024 to ￦11 billion in 2025, primarily due to a decrease in gains from sales of investment trust beneficiary certificates, which was mostly offset by an increase in gains on the valuation of other securities.

Net other operating expenses attributable to this segment increased 26.3% from ￦403 billion in 2024 to ￦509 billion in 2025, primarily due to an increase in losses on disposal of loans measured at amortized cost, the effect of which was offset in part by an increase in gains on disposal of loans measured at amortized cost and a decrease in expenses related to membership points.

General and administrative expenses attributable to this segment decreased 5.5% from ￦641 billion in 2024 to ￦606 billion in 2025, mainly due to a decrease in expenses related to employees.

Provision for credit losses attributable to this segment decreased 14.3% from ￦893 billion in 2024 to ￦765 billion in 2025, mainly due to a decrease in provisions for credit losses of credit card receivables, the effect of which was enhanced by a decrease in provisions for credit losses of foreign currency loans and offset in part by an increase in provisions for credit losses of installment loans.

Share of profit of associates and joint ventures attributable to this segment remained stable at ￦1 billion in 2024 and 2025.

Net other non-operating income (expense) attributable to this segment changed from net income of ￦10 billion in 2024 to net expenses of ￦8 billion in 2025, primarily due to the effect of damages awarded to KB Kookmin Card in connection with a lawsuit relating to customer data theft in 2024, which did not recur in 2025.

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

Net other non-operating income attributable to this segment decreased 77.3% from ￦44 billion in 2023 to ￦10 billion in 2024, primarily due to a decrease in damages awarded to KB Kookmin Card in connection with a lawsuit relating to customer data theft in 2024, the amount of which was smaller than that received in 2023.

Securities Operations

This segment consists primarily of securities brokerage, investment banking, securities investment and trading and other capital markets activities conducted by KB Securities, including its predecessor entities. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2023		2024		2025		2024/2023		2025/2024
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,763	￦	1,783	￦	1,764	1.1		(1.1)
Interest expense		(1,149)		(1,179)		(1,133)	2.6		(3.9)
Net fee and commission income		743		789		951	6.2		20.5
Net gains on financial instruments at fair value through profit or loss		357		267		427	(25.2)		59.9
Net other operating income		6		161		59	N/M	(1)	(63.4)
General and administrative expenses		(903)		(980)		(1,070)	8.5		9.2
Provision for credit losses		(144)		(67)		(94)	(53.5)		40.3
Share of profit (loss) of associates and joint ventures		3		(35)		(8)	N/M	(1)	(77.1)
Net other non-operating income (expenses)		(190)		3		4	N/M	(1)	33.3

Profit before income tax expense		485		741		899	52.8		21.3
Income tax expense		(103)		(156)		(223)	51.5		42.9

Profit for the year	￦	383	￦	585	￦	677	52.7		15.7

(1)	“N/M” means not meaningful.

Comparison of 2025 to 2024

Our profit before income tax expense for this segment increased 21.3% from ￦741 billion in 2024 to ￦899 billion in 2025.

Interest income from this segment decreased 1.1% from ￦1,783 billion in 2024 to ￦1,764 billion in 2025, primarily due to a decrease in the average yield on debt securities held by KB Securities, which was offset in part by an increase in the average volume of such securities.

Interest expense for this segment decreased 3.9% from ￦1,179 billion in 2024 to ￦1,133 billion in 2025, principally as a result of a decrease in the average cost of interest-bearing liabilities held by KB Securities, which was offset in part by an increase in the average volume of such liabilities.

Net fee and commission income attributable to this segment increased 20.5% from ￦789 billion in 2024 to ￦951 billion in 2025, primarily due to an increase in securities brokerage commissions received, resulting from an increase in the volume of activity in the Korean securities trading market in 2025 compared to 2024, the effect of which was offset in part by an increase in other Won-denominated fees paid.

Net gains on financial instruments at fair value through profit or loss attributable to this segment increased 59.9% from ￦267 billion in 2024 to ￦427 billion in 2025, principally due to an increase in gains on valuation of derivatives at fair value through profit or loss.

Net other operating income attributable to this segment decreased 63.4% from ￦161 billion in 2024 to ￦59 billion in 2025, primarily due to an increase in net losses on foreign currency valuation with respect to foreign currency-denominated assets and liabilities, which was offset in part by an increase in net gains on foreign exchange transactions with respect to such assets and liabilities.

General and administrative expenses attributable to this segment increased 9.2% from ￦980 billion in 2024 to ￦1,070 billion in 2025, primarily due to increases in employee expenses, other expenses and depreciation and amortization expenses.

Provision for credit losses increased 40.3% from ￦67 billion in 2024 to ￦94 billion in 2025, primarily due to an increase in provisions for credit losses of Won-denominated loans, which was offset in part by decreases in provisions for credit losses of foreign currency-denominated loans and provisions for credit losses of privately placed bonds.

Share of loss of associates and joint ventures attributable to this segment decreased 77.1% from ￦35 billion in 2024 to ￦8 billion in 2025, primarily due to a decrease in losses on sales of investments accounted for using the equity method of KB Securities.

Net other non-operating income attributable to this segment increased 33.3% from ￦3 billion in 2024 to ￦4 billion in 2025, mainly due to an increase in gains on the disposal of a parcel of land owned by KB Securities, which was mostly offset by an increase in impairment losses on land and buildings owned by KB Securities and an increase in regulatory penalties paid.

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

Life Insurance Operations

This segment consists of the life insurance operations of KB Life Insurance, which was formed in January 2023 through a merger between the Former KB Life Insurance and Prudential Life Insurance. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2023		2024		2025		2024/2023		2025/2024
	(in billions of Won)						(%)
Income statement data
Interest income	￦	582	￦	646	￦	698	11.0		8.0
Interest expense		(789)		(783)		(801)	(0.8)		2.3
Net fee and commission income (expense)		(8)		8		15	N/M	(1)	87.5
Net insurance income		447		480		464	7.4		(3.3)
Net gains on financial instruments at fair value through profit or loss		659		284		1,172	(56.9)		312.7
Net other insurance finance expenses		(547)		(381)		(1,073)	(30.3)		181.6
Net other operating income (expenses)		(137)		112		(90)	N/M	(1)	N/M	(1)
General and administrative expenses		(100)		(148)		(171)	48.0		15.5
Reversal of (Provision for) credit losses		(2)		1		(1)	N/M	(1)	N/M	(1)
Net other non-operating income		5		7		14	40.0		100.0

Profit before income tax expense		110		225		227	104.5		0.9
Income tax expense		(25)		(61)		(88)	144.0		44.3

Profit for the year	￦	85	￦	164	￦	139	92.9		(15.2)

(1)	“N/M” means not meaningful.
(2)	“N/A” means not applicable.

Comparison of 2025 to 2024

Our profit before income tax expense for this segment increased 0.9% from ￦225 billion in 2024 to ￦227 billion in 2025.

Interest income from this segment increased 8.0% from ￦646 billion in 2024 to ￦698 billion in 2025, primarily due to increases in interest on government bonds, corporate bonds and other debentures.

Interest expense for this segment increased 2.3% from ￦783 billion in 2024 to ￦801 billion in 2025, principally due to an increase in interest expenses categorized under insurance finance expenses of KB Life Insurance, which was offset in part by a decrease in interest expenses on investment contract liabilities.

Net fee and commission income attributable to this segment increased 87.5% from ￦8 billion in 2024 to ￦15 billion in 2025, primarily due to an increase in other miscellaneous fees and commissions received.

Net insurance income attributable to this segment decreased 3.3% from ￦480 billion in 2024 to ￦464 billion in 2025, due to an increase in insurance service expenses, which was in turn mainly attributable to increases in incurred claims and recognition of loss components, the effects of which were offset in part by an increase in insurance income, which was in turn mainly attributable to an increase in the amount of contractual service margins recognized as profit.

Net gains on financial instruments at fair value through profit or loss attributable to this segment increased more than four-fold from ￦284 billion in 2024 to ￦1,172 billion in 2025, primarily due to increases in gains on valuation of equity securities, gains on valuation of investment trust beneficiary certificates and gains on sales of equity securities.

Net other insurance finance expenses attributable to this segment increased more than two-fold from ￦381 billion in 2024 to ￦1,073 billion in 2025, primarily due to an increase in other insurance finance expenses related to the direct insurance contracts of KB Life Insurance, which was offset in part by a decrease in foreign exchange translation losses.

Net other operating income (expenses) attributable to this segment changed from net income of ￦112 billion in 2024 to net expenses of ￦90 billion in 2025, principally due to decreases in gains on valuations of foreign currency-denominated assets and liabilities and gains on other fair value hedges, the effects of which were offset in part by a decrease in losses on sales of currency forward contracts.

General and administrative expenses attributable to this segment increased 15.5% from ￦148 billion in 2024 to ￦171 billion in 2025, primarily due to increases in expenses related to employees and depreciation and amortization expenses.

Reversal of (provision for) credit losses attributable to this segment changed from reversal of provisions of ￦1 billion in 2024 to provisions of ￦1 billion in 2025, primarily due to an increase in provisions for credit losses on Won-denominated loans.

Net other non-operating income attributable to this segment increased 100.0% from ￦7 billion in 2024 to ￦14 billion in 2025, mainly due to an increase in miscellaneous other non-operating income.

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

Net other operating income (expenses) attributable to this segment changed from net expenses of ￦137 billion in 2023 to net income of ￦112 billion in 2024, principally due to increases in gains on valuations of foreign currency-denominated assets and liabilities and gains on other fair value hedges, the effects of which were offset in part by an increase in losses on sales of currency forward contracts.

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

Non-Life Insurance Operations

This segment consists of the non-life insurance operations of KB Insurance. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Income statement data
Interest income	￦	808	￦	900	￦	1,009	11.4	12.1
Interest expense		(1,028)		(927)		(1,021)	(9.8)	10.1
Net fee and commission expense		(34)		(36)		(37)	5.9	2.8
Net insurance income		960		1,092		767	13.8	(29.8)
Net gains on financial instruments at fair value through profit or loss		455		345		514	(24.2)	49.0
Net other insurance finance income (expenses)		(26)		(56)		46	115.4	N/M	(1)
Net other operating income (expenses)		(33)		(43)		42	30.3	N/M	(1)
General and administrative expenses		(142)		(140)		(161)	(1.4)	15.0
Reversal of (Provision for) credit losses		(14)		2		(19)	N/M (1)	N/M	(1)
Share of profit of associates and joint ventures		2		2		4	0.0	100.0
Net other non-operating income (expenses)		15		(13)		(2)	N/M (1)	(84.6)

Profit before income tax expense		964		1,126		1,142	16.8	1.4
Income tax expense		(250)		(286)		(363)	14.4	26.9

Profit for the year	￦	714	￦	840	￦	779	17.6	(7.3)

(1)	“N/M” means not meaningful.

Comparison of 2025 to 2024

Our profit before income tax expense for this segment increased 1.4% from ￦1,126 billion in 2024 to ￦1,142 billion in 2025.

Interest income attributable to this segment increased 12.1% from ￦900 billion in 2024 to ￦1,009 billion in 2025, primarily due to increases in interest income earned on other loans, government bonds, corporate bonds and privately placed bonds held by KB Insurance.

Interest expense attributable to this segment increased 10.1% from ￦927 billion in 2024 to ￦1,021 billion in 2025, primarily due to increases in interest expenses on investment contract liabilities and debentures.

Net fee and commission expense attributable to this segment increased 2.8% from ￦36 billion in 2024 to ￦37 billion in 2025, mainly due to a decrease in loan-related fees received and an increase in other miscellaneous fees and commissions paid.

Net insurance income attributable to this segment decreased 29.8% from ￦1,092 billion in 2024 to ￦767 billion in 2025, primarily due to an increase in insurance service expense, which in turn was mainly due to higher incurred claims, changes relating to past services and increased expenses relating to contracts accounted for under the premium allocation approach, the effects of which were offset in part by increases in insurance income and reinsurance income. The increase in insurance income was mainly due to an increase in expected incurred claims, while the increase in reinsurance income was mainly due to loss-recovery components.

Net gains on financial instruments at fair value through profit or loss attributable to this segment increased 49.0% from ￦345 billion in 2024 to ￦514 billion in 2025, primarily as a result of a change in net gains (losses) on other foreign currency-denominated investment securities from net losses in 2024 to net gains in 2025, an increase in net valuation gains on foreign currency-denominated beneficiary certificates and a change in net gains (losses) on currency forward transactions from net losses in 2024 to net gains in 2025. The effects of such changes were offset in part by a change in net gains (losses) on investment trust beneficiary certificates from net gains in 2024 to net losses in 2025.

Net other insurance finance income (expenses) changed from net expenses of ￦56 billion in 2024 to net income of ￦46 billion in 2025, due to increases in both net insurance finance income and net reinsurance finance income.

Net other operating income (expenses) attributable to this segment changed from net expenses of ￦43 billion in 2024 to net income of ￦42 billion in 2025, primarily due to a change in net gains (losses) on sales of debt securities from net losses in 2024 to net gains in 2025 and a decrease in losses on valuations of currency forward contracts, the effects of which were offset in part by a change in net gains (losses) on valuations of foreign currency-denominated assets and liabilities from net gains in 2024 to net losses in 2025.

General and administrative expenses attributable to this segment increased 15.0% from ￦140 billion in 2024 to ￦161 billion in 2025, principally due to increases in early retirement benefits paid, depreciation and amortization expenses and employee salaries paid.

Reversal of (provision for) credit losses attributable to this segment changed from a reversal of provisions of ￦2 billion in 2024 to a provision of ￦19 billion in 2025, primarily due to an increase in provisions for credit losses of Won-denominated loans.

Net other non-operating expenses attributable to this segment decreased 84.6% from ￦13 billion in 2024 to ￦2 billion in 2025, principally due to a decrease in miscellaneous other non-operating expenses.

Comparison of 2024 to 2023

Our profit before income tax expense for this segment increased 16.8% from ￦964 billion in 2023 to ￦1,126 billion in 2024.

Interest income attributable to this segment increased 11.4% from ￦808 billion in 2023 to ￦900 billion in 2024, primarily due to increases in interest income earned on government bonds, other loans and privately placed bonds held by KB Insurance.

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

Other

“Other” includes the operations of our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB as of December 31, 2025 except Kookmin Bank, KB Kookmin Card, KB Securities, KB Life Insurance and KB Insurance, including principally KB Asset Management, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Savings Bank and KB Capital. The following table shows, for the periods indicated, our income statement data for this segment:

	Year Ended December 31,						Percentage Change
	2023		2024		2025		2024/2023	2025/2024
	(in billions of Won)						(%)
Income statement data
Interest income	￦	1,408	￦	1,586	￦	1,537	12.6	(3.1)
Interest expense		(749)		(898)		(1,014)	19.9	12.9
Net fee and commission income		1,213		1,249		1,302	3.0	4.2
Net gains (losses) on financial instruments at fair value through profit or loss		284		(13)		594	N/M (1)	N/M	(1)
Net other operating expenses		(749)		(378)		(765)	(49.5)	102.4
General and administrative expenses		(483)		(523)		(535)	8.3	2.3
Provision for credit losses		(554)		(414)		(452)	(25.3)	9.2
Share of profit of associates and joint ventures		11		0		12	(100.0)	N/A	(2)
Net other non-operating income (expenses)		(11)		(47)		149	327.3	N/M	(1)

Profit before income tax expense		370		562		828	51.9	47.3
Income tax expense(3)		(64)		(89)		(107)	39.1	20.2

Profit for the year	￦	305	￦	473	￦	721	55.1	52.4

(1)	“N/M” means not meaningful.
(2)	“N/A” means not applicable.
(3)

Represents income tax attributable to our holding company and all of our subsidiaries that were consolidated under IFRS as issued by the IASB except Kookmin Bank, KB Kookmin Card, KB Securities (including its predecessor entities), KB Life Insurance and KB Insurance.

Comparison of 2025 to 2024

Our profit before income tax expense for this segment increased 47.3% from ￦562 billion in 2024 to ￦828 billion in 2025.

Interest income attributable to this segment decreased 3.1% from ￦1,586 billion in 2024 to ￦1,537 billion in 2025, primarily due to decreases in the average yield on, and the average volume of, retail loans of KB Capital, which was enhanced by a decrease in the average yield on corporate loans of KB Savings Bank but offset in part by an increase in the average balance of such loans.

Interest expense attributable to this segment increased 12.9% from ￦898 billion in 2024 to ￦1,014 billion in 2025, mainly due to an increase in funding costs associated with certain of our financial liabilities measured at amortized cost.

Net fee and commission income attributable to this segment increased 4.2% from ￦1,249 billion in 2024 to ￦1,302 billion in 2025, principally reflecting increases in trust fees received by KB Asset Management and other fees received by KB Real Estate Trust and a decrease in fees and commissions paid by our consolidated funds, the effects of which were offset in part by decreases in trust fees received by KB Real Estate Trust and rental fees received by KB Capital.

Net gains (losses) on financial instruments at fair value through profit or loss attributable to this segment changed from net losses of ￦13 billion in 2024 to net gains of ￦594 billion in 2025, primarily as a result of increases in the gains on valuations of equity securities held by KB Investment and our consolidated funds, as well as increases in the distribution income received on certain investment funds and gains on currency forward contracts.

Net other operating expenses attributable to this segment increased 102.4% from ￦378 billion in 2024 to ￦765 billion in 2025, principally due to an increase in expenses relating to our dividend income adjustments and losses on sales of rental assets by KB Capital, the effects of which were offset in part by an increase in our other operating income.

General and administrative expenses attributable to this segment increased 2.3% from ￦523 billion in 2024 to ￦535 billion in 2025, which mainly reflected increases in the employee-related expenses of KB Asset Management and KB Capital, the stock grant-related expenses of us and KB Capital, and the short-term employee benefits of KB Investment.

Provision for credit losses increased 9.2% from ￦414 billion in 2024 to ￦452 billion in 2025, primarily due to increases in provisions for credit losses of loans of KB Capital and our consolidated funds, which was offset in part by a decrease in provisions for credit losses of other financial assets of KB Real Estate Trust.

Share of profit of associates and joint ventures attributable to this segment increased from ￦0 billion in 2024 to ￦12 billion in 2025, mainly reflecting an increase in equity method gains of KB Investment.

Net other non-operating income (expenses) attributable to this segment changed from net expenses of ￦47 billion in 2024 to net income of ￦149 billion in 2025, principally reflecting increases in gains on the sales of land and buildings, which was offset in part by increases in miscellaneous other non-operating expenses and impairment losses on buildings.

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

Net other non-operating expenses attributable to this segment increased more than four-fold from ￦11 billion in 2023 to ￦47 billion in 2024, principally reflecting an increase in impairment losses on land and buildings held by our holding company and our consolidated funds.

Item 5.B.	Liquidity and Capital Resources

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets:

	As of December 31,				Percentage Change
	2024		2025		2025/2024
	(in billions of Won)				(%)
Cash and due from financial institutions	￦	29,869	￦	34,777	16.4%
Financial assets at fair value through profit or loss		79,450		89,863	13.1
Derivative financial assets		11,731		8,178	(30.3)
Financial investments		131,009		134,987	3.0
Loans measured at amortized cost:
Loans to banks		9,800		8,759	(10.6)

Loans to customers other than banks:
Loans in Korean Won		391,501		408,845	4.4
Loans in foreign currencies		32,933		32,194	(2.2)
Domestic import usance bills		3,791		3,577	(5.6)
Off-shore funding loans		626		959	53.2
Call loans		—		450	N/A (1)
Bills bought in Korean Won		2		2	0.0
Bills bought in foreign currencies		2,379		2,611	9.8
Guarantee payments under acceptances and guarantees		17		5	(70.6)
Credit card receivables in Korean Won		23,436		23,104	(1.4)
Credit card receivables in foreign currencies		42		31	(26.2)
Bonds purchased under repurchase agreements		4,967		8,085	62.8
Privately placed bonds		390		390	0.0
Factored receivables		63		81	28.6
Lease receivables		601		512	(14.8)
Loans for installment credit		7,126		7,777	9.1

Total loans to customers other than banks		467,874		488,623	4.4
Less:
Allowances for credit losses		(5,602)		(5,404)	(3.5)

Total loans measured at amortized cost, net		472,072		491,978	4.2
Insurance contract assets		276		271	(1.8)
Reinsurance contract assets		1,497		1,516	1.3
Property and equipment		5,390		5,134	(4.7)
Other assets(2)		26,551		31,220	17.6

Total assets	￦	757,846	￦	797,923	5.3%

(1)	“N/A” means not applicable.
(2)

Includes investments in associates and joint ventures, investment property, intangible assets, net defined benefit assets, current income tax assets, deferred income tax assets, assets held for sale, assets included in disposal groups classified as held for sale and miscellaneous other assets.

For further information on our assets, see “Item 4.B. Business Overview—Assets and Liabilities.”

Our total assets increased 5.3% from ￦757,846 billion as of December 31, 2024 to ￦797,923 billion as of December 31, 2025, principally due to a 4.2% increase in loans from ￦472,072 billion as of December 31, 2024 to ￦491,978 billion as of December 31, 2025, which was enhanced by a 13.1% increase in financial assets at fair value through profit or loss from ￦79,450 billion as of December 31, 2024 to ￦89,863 billion as of December 31, 2025 and, to lesser extents, a 16.4% increase in cash and due from financial institutions from ￦29,869 billion as of December 31, 2024 to ￦34,777 billion as of December 31, 2025 and a 17.6% increase in other assets from ￦26,551 billion as of December 31, 2024 to ￦31,220 billion as of December 31, 2025. The increase in loans was mainly due to an increase in loans in Korean Won and, to a lesser extent, an increase in bonds purchased under repurchase agreements. The increase in financial assets at fair value through profit or loss was primarily due to increases in beneficiary certificates, equity assets and debentures at fair value through profit or loss. The increase in other assets was mainly due to an increase in miscellaneous other assets, which was in turn primarily due to an increase in our accounts receivable from securities brokerage activities.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and our equity:

	As of December 31,				Percentage Change
	2024		2025		2025/2024
	(in billions of Won)				(%)
Liabilities:
Financial liabilities at fair value through profit or loss	￦	10,720	￦	11,321	5.6%
Deposits		435,688		462,397	6.1
Borrowings		68,077		70,728	3.9
Debentures		76,171		80,049	5.1
Insurance contract liabilities		55,864		56,790	1.7
Reinsurance contract liabilities		56		60	7.1
Provisions		928		1,264	36.2
Other liabilities(1)		50,526		54,484	7.8

Total liabilities		698,030		737,093	5.6

Equity:
Share capital		2,091		2,091	0.0
Hybrid securities		5,083		4,359	(14.2)
Capital surplus		16,647		16,634	(0.1)
Accumulated other comprehensive income		497		(467)	N/M (2)
Retained earnings		34,808		38,334	10.1
Treasury shares		(1,236)		(1,902)	53.9

Equity attributable to shareholders of the Parent Company		57,889		59,048	2.0
Non-controlling interests		1,926		1,782	(7.5)

Total equity		59,815		60,830	1.7

Total liabilities and equity	￦	757,846	￦	797,923	5.3%

(1)

Includes derivative financial liabilities, current income tax liabilities, deferred income tax liabilities, net defined benefit liabilities, liabilities included in disposal groups classified as held for sale and miscellaneous other liabilities.

(2)	“N/M” means not meaningful.

Our total liabilities increased 5.6% from ￦698,030 billion as of December 31, 2024 to ￦737,093 billion as of December 31, 2025. Such increase was primarily due to a 6.1% increase in deposits from ￦435,688 billion as of December 31, 2024 to ￦462,397 billion as of December 31, 2025, which was enhanced by, to lesser extents, a 7.8% increase in other liabilities from ￦50,526 billion as of December 31, 2024 to ￦54,484 billion as of December 31, 2025 and a 5.1% increase in debentures from ￦76,171 billion as of December 31, 2024 to

￦80,049 billion as of December 31, 2025. Our deposits increased mainly as a result of an increase in demand deposits and, to lesser extents, increases in investment contract liabilities and certificates of deposit. The increase in other liabilities was mainly due to an increase in miscellaneous other liabilities, which was in turn primarily due to increases in our other financial accounts payable to customers and clearing organizations, and trust accounts payable, which were offset in part by a decrease in derivative financial liabilities. The increase in debentures resulted mainly from an increase in debentures denominated in Korean Won and, to a lesser extent, debentures denominated in foreign currencies.

Our total equity increased 1.7% from ￦59,815 billion as of December 31, 2024 to ￦60,830 billion as of December 31, 2025. This increase resulted from an increase in our retained earnings, which was offset in part by a change in our accumulated other comprehensive income (loss) from income to loss and decreases in our hybrid securities and treasury shares.

Liquidity

Our primary source of funding has historically been and continues to be deposits. Deposits amounted to ￦435,688 billion and ￦462,397 billion as of December 31, 2024 and 2025, which represented approximately 75.1% and 75.4% of our total funding, respectively. We have been able to use customer deposits to finance our operations generally, including meeting a portion of our liquidity requirements. Although the majority of deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, thus providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3.D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in financial assets and using the proceeds to fund parts of our operations, as necessary.

We also obtain funding through debentures and borrowings to meet our liquidity needs. Debentures represented 13.1% and 13.1% of our total funding as of December 31, 2024 and 2025, respectively. Borrowings represented 11.7% and 11.5% of our total funding as of December 31, 2024 and 2025, respectively. For further information on our sources of funding, see “Item 4.B. Business Overview—Assets and Liabilities—Funding.”

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

We are exposed to liquidity risk arising from withdrawals of deposits, payments of insurance contract claims and refunds, and maturities of our debentures and borrowings, as well as the need to fund our lending, trading and investment activities (including our capital expenditures) and the management of our trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk Management.” From time to time, we engage in the purchase and/or cancelation of our own equity securities, as part of our efforts to generate additional shareholder value. See “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers” and Note 27.6 of the notes to our consolidated financial statements.

We are a financial holding company, and substantially all of our operations are in our subsidiaries. Accordingly, we rely on distributions from our subsidiaries (as well as associates), direct borrowings and issuances of debt and equity securities to fund our liquidity obligations at the holding company level. We received aggregate dividends of ￦2,192 billion, ￦2,243 billion and ￦3,778 billion from our subsidiaries and associates in 2023, 2024 and 2025, respectively. See “Item 3.D. Risk Factors—Risks relating to our financial holding company structure and strategy.”

Asset Encumbrance

Part of our future funding and collateral needs are supported by assets readily available and unrestricted. The following table sets forth our assets that are available and those that are encumbered and not available to support our future funding and collateral needs as of December 31, 2025.

	December 31, 2025
					Unencumbered Assets
	Assets		Encumbered Assets(1)		Readily Available (2)		Other
	(in billions of Won)
On-balance sheet
Cash and due from financial institutions	￦	34,777	￦	8,248	￦	23,192	￦	3,337
Financial assets at fair value through profit or loss		89,863		20,448		12,209		57,206
Derivative financial assets		8,178		—		—		8,178
Loans measured at amortized cost		491,978		17,559		—		474,419
Financial investments		134,987		26,654		1,681		106,652
Investments in associates and joint ventures		1,137		—		—		1,137
Insurance contract assets		271		—		—		271
Reinsurance contract assets		1,516		—		—		1,516
Property and equipment		5,134		—		—		5,134
Investment property		3,224		1,040		—		2,184
Intangible assets		1,609		—		—		1,609
Net defined benefit assets		353		—		—		354
Current income tax assets		389		—		—		389
Deferred income tax assets		193		—		—		193
Assets held for sale		175		—		—		175
Assets of a disposal group held for sale		94		—		—		94
Other assets		24,045		1,004		—		23,041

Total on-balance sheet	￦	797,923	￦	74,953	￦	37,082	￦	685,889

Off-balance sheet
Fair value of securities accepted as collateral	￦	10,723	￦	—	￦	10,723	￦	—

Total off-balance sheet	￦	10,723	￦	—	￦	10,723	￦	—

(1)	Represents assets that have been pledged as collateral against an existing liability or are otherwise restricted in their use to secure funding.
(2)	Represents those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferable form.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2025. These commitments and guarantees are not included within our consolidated statements of financial position.

	Payments Due by Period
	Total		1 Year or Less		1-3 Years		3-5 Years		More Than 5 Years
	(in billions of Won)
Financial guarantees(1)	￦	7,209	￦	2,794	￦	3,374	￦	795	￦	246
Confirmed acceptances and guarantees		11,539		5,250		4,981		778		530
Commitments		213,477		151,255		7,503		4,723		49,996

Total	￦	232,225	￦	159,299	￦	15,858	￦	6,296	￦	50,772

(1)

Includes ￦5,380 billion of irrevocable commitments to provide contingent liquidity credit lines to special purpose entities for which we serve as the administrator. See Note 40 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

As of December 31, 2025, Kookmin Bank’s total Tier I and Tier II capital adequacy ratio was 17.28%.

The following table sets forth a summary of Kookmin Bank’s capital and capital adequacy ratios as of December 31, 2024 and 2025, based on applicable regulatory reporting standards.

	As of December 31,
	2024		2025
	(in billions of Won, except percentages)
Tier I capital:	￦	35,059	￦	36,961
Common equity Tier I capital		33,993		35,895
Paid-in capital		2,022		2,022
Capital reserves		4,650		4,650
Retained earnings		29,428		30,609
Non-controlling interests in consolidated subsidiaries		—		—
Others		(2,107)		(1,386)
Additional Tier I capital		1,066		1,066
Tier II capital:		5,515		4,644
Revaluation reserves		—		—
Allowances for credit losses(1)		1,291		1,183
Hybrid debt		—		—
Subordinated debt		4,224		3,461
Valuation gain on financial investments		—		—
Others		—		—

Total core and supplementary capital		40,574		41,604

	As of December 31,
	2024	2025
	(in billions of Won, except percentages)
Risk-weighted assets	234,436	240,740
Credit risk:	205,656	208,474
Market risk	5,889	6,148
Operational risk	22,891	26,118
Total Tier I and Tier II capital adequacy ratio	17.31%	17.28%
Tier I capital adequacy ratio	14.95%	15.35%
Common equity Tier I capital adequacy ratio	14.50%	14.91%
Tier II capital adequacy ratio	2.35%	1.93%

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

The following table sets forth a summary of our consolidated capital adequacy ratio as of December 31, 2024 and 2025, based on applicable regulatory reporting standards.

	As of December 31,
	2024		2025
	(in billions of Won)
Tier I capital
Common equity Tier I capital	￦	46,794	￦	49,353
Additional Tier I capital		5,683		4,939

Total Tier I capital	￦	52,477	￦	54,292
Tier II capital		4,372		3,553

Risk-weighted assets	￦	345,981	￦	356,996

Total Tier I and Tier II capital adequacy ratio		16.43%		16.20%
Tier I capital adequacy ratio		15.17%		15.21%
Common equity Tier I capital adequacy ratio		13.53%		13.82%
Tier II capital adequacy ratio		1.26%		1.00%

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

Jong Hee Yang is our chairman and chief executive officer. He became an executive director in November 2023. He previously served as our vice chairman, as well as the head of our retail customer business unit, our wealth management and pension business unit and our small and medium enterprise business unit. He has also served as the chief executive officer of KB Insurance Co., Ltd. Mr. Yang received a B.A. in Korean history from Seoul National University.

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

Non-executive Directors

Our non-executive directors are selected based on the candidates’ knowledge and experience in diverse areas, such as finance, business management, economics and risk management, accounting, law and internal control, digital and information technology, ESG and consumer protection. All seven non-executive directors below were nominated by our Non-executive Director Nominating Committee and approved by our shareholders.

The table below identifies our non-executive directors as of the date of this annual report:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Whajoon Cho	February 24, 1957	Non-executive Director	March 24, 2023	March 25, 2027
Jaehong Choi	August 1, 1962	Non-executive Director	March 25, 2022	March 25, 2027
Eun Young Chah	October 25, 1962	Non-executive Director	March 26, 2025	March 25, 2027
Myong-Hwal Lee	May 4, 1964	Non-executive Director	March 22, 2024	March 25, 2027
Sung-Yong Kim	March 16, 1966	Non-executive Director	March 24, 2023	March 25, 2027
Sun Yeop Kim	November 24, 1969	Non-executive Director	March 26, 2025	March 25, 2027
Jeongho Seo	August 20, 1969	Non-executive Director	March 26, 2026	March 25, 2028

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year unless otherwise specified.

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

Jeongho Seo has been a non-executive director since March 2026. He is currently an attorney-at-law and partner at The WIZ Law Firm, specializing in financial regulation, capital markets and corporate governance (specifically, tax law). He previously served as a non-executive director at Hyundai Capital Services and Hanwha Solutions, overseeing strategic risk and governance, a member of the Legal Interpretation Committee of the Financial Services Commission, and a former member of the Sanctions Deliberation Committee of the Financial Supervisory Service. Mr. Seo received a B.A. in business administration from Seoul National University.

Any director having an interest in a transaction that is subject to approval by the board of directors may not vote at the meeting during which the board approves the transaction.

Executive Officers

The table below identifies our executive officers who are not executive directors as of the date of this annual report:

Name	Date of Birth	Position
Chang Kwon Lee	November 15, 1965	Senior Executive Vice President and Chief Strategy Officer
Jae Keun Lee	May 27, 1966	Senior Executive Vice President and Chief Business Officer of Global, Wealth Management and Corporate Finance
Sung Hyun Kim	August 5, 1963	Senior Executive Vice President and Chief Business Officer of Corporate Investment Banking and Capital Markets
Young Suh Cho	February 25, 1971	Executive Vice President and Deputy Chief Strategy Officer
Seok Mun Choi	August 9, 1968	Executive Vice President and Chief Ethics and Compliance Officer
Keoung Nam Kim	August 9, 1967	Senior Managing Director and Head of the ESG Division
Sang Rok Na	August 17, 1972	Senior Managing Director and Chief Financial Officer
Hong Sun Yum	February 13, 1971	Senior Managing Director and Chief Risk Management Officer
Shin Dong Jeung	January 1, 1966	Senior Managing Director and Head of KB Research
Young Gi Seo	August 26, 1965	Senior Managing Director and Head of the Financial Policy and Institution Research Center under KB Research
Young June Park	November 30, 1969	Senior Managing Director and Head of the Audit Department
Hee Seung Yun	April 30, 1974	Managing Director and Chief Business Officer of Insurance
Dong Wook Joo	July 23, 1975	Managing Director and Chief Human Resources Officer
Seung Ho Kang	November 30, 1975	Head of the Secretariat
Sun Hyun Park	June 21, 1970	Chief Consumer Protection Officer
Jin Young Park	September 12, 1972	Chief Public Relation Officer
Hyoung Joo Park	July 3, 1971	Head of AI·DT Initiative Division
Sang Won Oh	December 17, 1967	Head of the IT Division

Name	Date of Birth	Position
Kyeong Jong Lee	February 6, 1978	Head of the Financial AI Center 2
Hyun Jung Lee	March 13, 1977	Head of the Customer Experience Design Center
Byoung Ha Choi	September 13, 1972	Head of the Group Architecture Center
Myoung Hwa Park	December 15, 1969	Head of the Planning & Coordination Department
Jae Yong Lee	June 24, 1968	Head of the Information Security Department

None of the executive officers has any significant activities outside KB Financial Group.

Chang Kwon Lee is a senior executive vice president and our chief strategy officer. He previously served as the CEO of KB Kookmin Card. Mr. Lee received a B.A. in applied statistics from Korea University.

Jae Keun Lee is a senior executive vice president and our chief business officer of global and chief business officer of wealth management and corporate finance. He previously served as our non-standing director and the president and chief executive officer of Kookmin Bank. Mr. Lee received a B.A. in mathematics and an M.A. in economics from Sogang University, and an M.B.A. in financial engineering from KAIST.

Sung Hyun Kim is a senior executive vice president and our chief business officer of corporate investment banking and capital markets. He previously served as the CEO of KB Securities. Mr. Kim received a B.A. in economics from Yonsei University.

Young Suh Cho is an executive vice president and our deputy chief strategy officer. He previously served as the head of our AI·Digital division and a senior executive vice president of Kookmin Bank’s AI·Digitial transformation initiative group. Mr. Cho received a B.A. in economics from Seoul National University and an M.B.A. from Columbia University.

Seok Mun Choi is an executive vice president and our chief ethics and compliance officer. He previously served as a senior executive vice president and head of the corporate support group at Kookmin Bank. Mr. Choi received a B.A. in public administration from Chosun University, an M.A. in public policy from Sungkyunkwan University and an M.B.A. from the Helsinki School of Economics.

Keoung Nam Kim is a senior managing director and the head of our ESG division. She previously served as the head of the foreign exchange business division at Kookmin Bank. Ms. Kim received a B.A. in German language from Chung-Ang University and an M.A. in economics from Sogang University.

Sang Rok Na is a senior managing director and our chief financial officer. He previously served as a general manager at the Seongsuyeok branch of Kookmin Bank. Mr. Na received a B.A. in economics from Sogang University and an M.A. in business administration from Emory University.

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

Young Gi Seo is a senior managing director and the head of the Financial Policy and Institution Research Center under KB Research, as well as the vice head of KB Research. Mr. Seo received a B.A. in philosophy from Yonsei University and an M.A. in business administration from Soongsil University.

Young June Park is a senior managing director and our head of the audit department. He previously served as a senior managing director and our chief strategy officer. Mr. Park received a B.A. in economics from Korea University.

Hee Seung Yun is a managing director and our chief business officer of insurance. He previously served as a managing director of the long-term insurance product division at KB Insurance. Mr. Yun received a B.A. in business administration from Yonsei University.

Dong Wook Joo is a managing director and our chief human resources officer. He previously served as a general manager of our compliance department. Mr. Joo received a B.A. in law from Korea University.

Seung Ho Kang is a managing director and the head of our secretariat. He previously served as a general manager of our secretariat. Mr. Kang received a B.A. in business administration from Chung-Ang University and an M.B.A. from Yonsei University.

Sun Hyun Park is our chief consumer protection officer. She also serves as a senior executive vice president of Kookmin Bank’s consumer protection group. She previously served as a senior executive vice president of Gangbuk regional sales group at Kookmin Bank. Ms. Park received a B.S. in food engineering from Hyosung woman’s University.

Jin Young Park is our chief public relations officer. He also serves as a senior executive vice president of Kookmin Bank’s brand and public relations group. He previously served as a general manager of our brand strategy department. Mr. Park received a B.A. and an M.A. in business administration from Sogang University.

Hyoung Joo Park is our head of the AI-DT initiative division. He also serves as the head of Kookmin Bank’s AI·DT Initiative Division. He previously served as the head of star banking sales division at Kookmin Bank. Mr. Park received a B.A. in Russian language from Hankuk University of Foreign Studies and M.A. in business administration from Kookmin University.

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

Myoung Hwa Park is the head of our planning and coordination department. He is also the head of Kookmin Bank’s planning and coordination department. He previously served as the head of Kookmin Bank’s embedded sales division. Mr. Park received a B.A. in law from Pai Chai University and an M.B.A. from the Helsinki School of Economics.

Jae Yong Lee is the head of our information security department. He also serves as a managing director of Kookmin Bank’s information security division. He previously served as the head of the information security department at Kookmin Bank. Mr. Lee received a B.S. in computer science from Chungju University and an M.S. in financial security from Korea University.

Item 6.B.	Compensation

The aggregate remuneration paid and benefits-in-kind granted, excluding stock grants, by us and our subsidiaries to our chairman and chief executive officer, our other executive and non-standing directors, our non-executive directors and our executive officers for the year ended December 31, 2025 was ￦19,284 million. For the year ended December 31, 2025, we set aside ￦596 million for allowances for severance and retirement benefits for our chairman and chief executive officer, the other executive directors and our executive officers.

Among those who received total annual compensation exceeding ￦500 million in 2025 at the holding company level, the five highest-paid individuals were as follows:

Name	Position	Total Compensation in 2025 (in millions of Won)(1)	Incentive Compensation for Payment Subsequent to 2025 (number of shares)(2)
Jong Hee Yang	Chairman and Chief Executive Officer	￦1,890	4,206
Bong Joong Kwon	Senior Managing Director and Head of the IR Division	1,390	4,376
Seung Ho Kang	General Manager of Secretariat	536	—
Dae Hwan Lim	Executive Vice President and Chief Compliance Officer	524	994

(1)	Includes annual salary and performance-based incentive payments paid by the holding company.
(2)

Consists of performance-based shares expected to be granted by the holding company in the future. The actual payment amount will be determined at the time of payment based on the then-current market price of our common shares.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us.

In 2008, we established a stock grant plan. Pursuant to this plan, we have entered into performance share agreements with certain of our and our subsidiaries’ directors and executive officers, whereby we may grant shares of our common stock (or the equivalent monetary amount based on the market value of such shares) within specified periods as long-term incentive performance shares in accordance with pre-determined performance targets. See “Item 6.E. Share Ownership—Performance Share Agreements.” In 2025, we incurred ￦48,585 million of compensation costs relating to stock grants under such agreements. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report.

Item 6.C.	Board Practices

See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office and contractual employment arrangements with our directors and executive officers.

Committees of the Board of Directors

We currently have the following committees that serve under the board:

•	the Audit Committee;

•	the Risk Management Committee;

•	the Evaluation and Compensation Committee;

•	the Non-Executive Director Nominating Committee;

•	the Audit Committee Member Nominating Committee;

•	the Chairman Nominating Committee (formerly, the CEO Nominating Committee);

•	the Subsidiaries’ Representative Director Nominating Committee (formerly, the Subsidiaries’ CEO Director Nominating Committee);

•	the Internal Control Committee; and

•	the ESG Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders.

Audit Committee

The committee currently consists of four non-executive directors, Sun Yeop Kim, Whajoon Cho, Sung-Yong Kim and Jeongho Seo. The chairperson of the committee is Sun Yeop Kim. The committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal control and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter and on an ad hoc basis as deemed necessary by the chairperson.

Risk Management Committee

The committee currently consists of four non-executive directors, Sung-Yong Kim, Eun Young Chah, Myong-Hwal Lee and Sun Yeop Kim. The chairperson of the committee is Sung-Yong Kim. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions and reviews solvency allocations as well as recovery and resolution plans. The committee holds regular meetings every quarter and on an ad hoc basis as deemed necessary by the chairperson.

Evaluation and Compensation Committee

The committee currently consists of four non-executive directors, Eun Young Chah, Whajoon Cho, Jaehong Choi and Jeongho Seo. The chairperson of the committee is Eun Young Chah. The committee reviews compensation schemes and compensation levels of us and our subsidiaries. The committee is also responsible for deliberating and deciding the compensation of directors, evaluating management’s performance and implementing management training programs, as well as deciding and supervising the performance-based annual salary of the president and the executive officers of us and our subsidiaries. The committee holds regular meetings semi-annually and on an ad hoc basis as deemed necessary by the chairperson.

Non-executive Director Nominating Committee

The committee currently consists of four non-executive directors, Jaehong Choi, Whajoon Cho, Eun Young Chah and Myong-Hwal Lee. The chairperson of the committee is Jaehong Choi. The committee is responsible for the management and evaluation of a pool of non-executive director candidates and recommendation of the non-executive director candidates to be nominated at the annual general meeting of shareholders.

Audit Committee Member Nominating Committee

The committee currently consists of all seven of our non-executive directors. As of the date of this annual report, the committee has not appointed a chairperson. The committee oversees the selection of Audit Committee member candidates and recommends them annually sometime prior to the general stockholders meeting. The term of office of its members runs from the first meeting of the committee held to nominate the Audit Committee members until the Audit Committee members are appointed.

Chairman Nominating Committee

The committee currently consists of all seven of our non-executive directors. The chairperson of the committee is Whajoon Cho. The committee is responsible for establishing and monitoring procedures for our CEO candidate cultivation and succession program pursuant to our “Chairman Succession Regulations,” which cover, among other things, the qualifications of CEO candidates, continued maintenance of the candidate pool and the CEO candidate nomination process. The committee holds regular meetings semi-annually and on an ad hoc basis as deemed necessary by the chairperson.

Subsidiaries’ Representative Director Nominating Committee

The committee currently consists of one non-standing director, Hwan Ju Lee, and three non-executive directors, Jaehong Choi, Myong-Hwal Lee and Jeongho Seo, together with our chairman and chief executive officer, Jong Hee Yang, who is also the chairperson of the committee. The committee is responsible for candidate cultivation and succession programs for chief executive officers of our subsidiaries. The committee holds regular meetings semi-annually and on an ad hoc basis as deemed necessary by the chairperson.

Internal Control Committee

We established the committee in March 2025 in accordance with recent amendments to the Act on the Corporate Governance of Financial Companies, which provides for the establishment of an internal control committee as a means of enhancing the internal control systems of financial companies in Korea. The committee currently consists of four non-executive directors, Myong-Hwal Lee, Whajoon Cho, Jaehong Choi and Sung-Yong Kim. The chairperson of the committee is Myong-Hwal Lee. The committee is responsible for establishing and amending our strategies and standards relating to internal control and overseeing their proper implementation, except that the Audit Committee continues to oversee matters relating to internal control over financial reporting, among others. The committee holds regular meetings semi-annually and ad hoc meetings as deemed necessary by the chairperson.

ESG Committee

The committee currently consists of one non-standing director, Hwan Ju Lee, and three non-executive directors, Jeongho Seo, Eun Young Chah and Sun Yeop Kim, together with our chairman and chief executive officer, Jong Hee Yang. The chairperson of the committee is Jeongho Seo. The committee is responsible for establishing and enforcing strategies and policies relating to non-financial aspects of our business, which consist of the environment, social responsibility and corporate governance, in order to promote sustainable development and enhance our corporate value. The committee also manages ESG-related products and investments and monitors ESG-related global initiatives and community outreach efforts. The committee holds regular meetings semi-annually and ad hoc meetings as deemed necessary by the chairperson.

Item 6.D.	Employees

As of December 31, 2025, we had a total of 130 full-time employees, excluding 13 executive officers, at our financial holding company.

The following table sets forth information regarding our employees at both our financial holding company and our subsidiaries as of the dates indicated:

		As of December 31,
		2023	2024	2025
KB Financial Group	Full-time employees(1)	142	126	130
	Contractual employees	—	—	1
	Managerial employees	127	116	121
	Members of Korea Financial Industry Union	—	—	—
Kookmin Bank	Full-time employees(1)	14,039	13,428	12,893
	Contractual employees	2,389	2,698	2,737
	Managerial employees	7,647	7,262	6,936
	Members of Korea Financial Industry Union	11,897	12,087	11,582
Other subsidiaries	Full-time employees(1)	9,003	8,858	8,331
	Contractual employees	1,229	1,291	1,490
	Managerial employees	5,206	5,205	4,946
	Members of Korea Financial Industry Union	6,945	6,719	6,622

(1)	Excluding executive officers.

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

In accordance with the National Pension Act, we contribute an amount equal to 4.75% of employee wages, and each employee contributes 4.75% of his or her wages, into each employee’s personal pension account, as of the date of this annual report. Such rates, however, are scheduled to gradually increase to 6.5% by 2033. In addition, in accordance with the Guarantee of Worker’s Retirement Benefits Act, we have adopted a retirement pension plan for our employees. Contributions under the retirement pension plan are deposited annually into a financial institution, and an employee may elect to receive a monthly pension or a lump-sum amount upon retirement. Our retirement pension plans are provided in the form of a defined benefit plan and a defined contribution plan. The defined benefit plan guarantees a certain payout at retirement, according to a fixed formula based on the employee’s average salary and the number of years for which the employee has been a plan member. The defined contribution plan, in which the employer’s contribution is determined in advance based on one twelfth of an employee’s total annual pay, is managed directly by the employees. Under Korean law, we may not terminate the employment of full-time employees except under certain limited circumstances. However, from time to time, we invite our employees to apply for our early retirement programs, which provide for varying amounts of severance pay based on the duration of time an employee has worked for us, along with several other key features. We believe that such programs enhance our productivity and efficiency by improving our labor structure.

In June 2009, we established an employee stock ownership association. All of our employees are eligible to participate in this association. We are not required to, and do not, make cash contributions to this plan. Members of our employee stock ownership association have pre-emptive rights to acquire up to 20% of our shares issued in public offerings by us pursuant to the Financial Investment Services and Capital Markets Act. The employee stock ownership association held 9,445,559 shares of our common stock as of December 31, 2025.

Employees of Kookmin Bank have been eligible to participate in its employee stock ownership association, which will be terminated once all of our common stock held by the association (which the association received following the transfer of Kookmin Bank shares held by it as a result of the comprehensive stock transfer pursuant to which we were established) have been distributed to the relevant Kookmin Bank employees at the requests of such employees following the expiration of the required holding periods. As of December 31, 2025, such employee stock ownership association held 154,076 shares of our common stock.

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

Common Stock

As of March 13, 2026, the persons who are currently our directors or executive officers, as a group, held an aggregate of 56,670 shares of our common stock, representing approximately 0.01% of the issued shares of our common stock as of such date. None of these persons individually held more than 1% of the outstanding shares of our common stock as of such date. The following table presents information regarding our directors and executive officers who beneficially owned our shares as of March 13, 2026:

Name of Executive Officer or Director	Number of Shares of Common Stock
Jong Hee Yang	5,914
Jae Keun Lee	2,119
Chang Kwon Lee	3,010
Sung Hyun Kim	20,468
Young Suh Cho	2,000
Seok Mun Choi	1,973
Keoung Nam Kim	2,647
Sang Rok Na	1,373
Hong Sun Yum	1,144
Shin Dong Jeung	2,122
Young Gi Seo	—
Young June Park	854
Hee Seung Yun	980
Dong Wook Joo	467
Seung Ho Kang	758
Sun Hyun Park	2,517
Jin Young Park	2,694
Hyoung Joo Park	788
Sang Won Oh	1,278
Kyeong Jong Lee	200
Hyun Jung Lee	456
Byoung Ha Choi	707
Myoung Hwa Park	1,215
Jae Yong Lee	986

Total	56,670

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

The following table presents information regarding the beneficial ownership of our shares at December 31, 2025 by each person or entity known to us to own beneficially more than 5% of our issued and outstanding shares.

Except as otherwise indicated, each stockholder identified by name has:

•	sole voting and investment power with respect to its shares; and

•	record and beneficial ownership with respect to its shares.

Beneficial Owner	Number of Shares of Common Stock		Percentage of Total Outstanding Shares of Common Stock (%)(1)
Korean National Pension Service	33,107,971		9.23%
Capital Research and Management Company	31,534,611	(2)	8.79%
JP Morgan Chase Bank, N.A.(3)	20,492,038		5.71%
BlackRock, Inc.	20,189,373	(4)	5.63%

(1)	Calculated based on 358,587,722 shares of our common stock outstanding as of December 31, 2025.
(2)

As of September 30, 2025 based on disclosure made by Capital Research and Management Company through a report on significant holdings of stocks filed on the Data Analysis, Retrieval and Transfer System of the Financial Supervisory Service on October 14, 2025. Prior to September 30, 2025, such shares had previously been held by The Capital Group Companies, Inc.

(3)	As depositary bank.
(4)	As of June 30, 2025, based on disclosure made by BlackRock, Inc. in a beneficial ownership filing on July 18, 2025.

Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or separately, owned 5% or more of the issued shares of our common stock or exercised control or could exercise control over us as of December 31, 2025. None of our major stockholders has different voting rights from our other stockholders.

As of December 31, 2025, there were 358,587,722 shares of common stock outstanding. Of the total outstanding shares, 20,492,038 shares were held in the form of ADSs and 118,653,670 shares were held of record in the form of common stock by residents in the United States. As of December 31, 2025, the number of registered holders of our ADSs was 27 and the number of holders of our common stock in the United States was 769.

Item 7.B.	Related Party Transactions

As of December 31, 2025, we had an aggregate of ￦9,248 million in loans outstanding to our executive officers and directors, executive officers and directors of Kookmin Bank and chief executive officers of our other subsidiaries, including family members of such individuals. In addition, as of such date, we had loans outstanding to various companies whose directors or executive officers were serving concurrently as our directors or executive officers. See Note 43 of the notes to our consolidated financial statements included elsewhere in this annual report. All of these loans were made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

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

Profitability ratios and other data

	As of or for the year Ended December 31,
	2023	2024	2025
	(Percentages)
Net interest spread(1)	1.95%	1.96%	1.92%
Net interest margin(2)	2.02	2.02	1.95
Average asset liability ratio(3)	102.52	101.82	101.37
Efficiency ratio(4)	41.08	40.75	39.37
Cost-to-average assets ratio(5)	0.95	0.94	0.91
Won loans (gross) as a percentage of Won deposits	109.28	109.29	107.56
Total loans (gross) as a percentage of total deposits	110.76	109.64	107.57

(1)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(2)	Represents the ratio of net interest income to average interest-earning assets.
(3)	Represents the ratio of average interest-earning assets to average interest-bearing liabilities.
(4)

Represents the ratio of general and administrative expenses to the sum of net interest income, net fee and commission income, net insurance income, net gain on financial assets and liabilities at fair value through profit or loss, other insurance finance income and net other operating income.

(5)	Represents the ratio of general and administrative expenses to average total assets.

Capital ratios

	As of or for the year Ended December 31,
	2023	2024	2025
	(Percentages)
Consolidated capital adequacy ratio of KB Financial Group(1)	16.73%	16.43%	16.20%
Capital adequacy ratios of Kookmin Bank
Tier I capital adequacy ratio(2)	15.50	14.95	15.35
Common equity Tier I capital adequacy ratio(2)	14.91	14.50	14.91
Tier II capital adequacy ratio(2)	2.58	2.35	1.93
Average stockholders’ equity as a percentage of average total assets	7.86	7.70	7.68

(1)

Under applicable guidelines of the Financial Services Commission, we, as a bank holding company, were required to maintain a total minimum consolidated capital adequacy ratio of 12.5% (including applicable additional capital buffers and requirements) as of December 31, 2025. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Financial Holding Companies—Capital Adequacy.”

(2)

Kookmin Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Services Commission. See “Item 4.B. Business Overview—Supervision and Regulation—Principal Regulations Applicable to Banks—Capital Adequacy.”

Credit portfolio ratios and other data

	As of December 31,
	2024		2025
	(in billions of Won, except percentages)
Total loans(1)	￦	477,705	￦	497,384
Total non-performing loans(2)		2,646		2,587
Other impaired loans not included in non-performing loans		2,365		1,940
Total of non-performing loans and other impaired loans		5,011		4,527
Total allowances for loan losses		5,634		5,406
Non-performing loans as a percentage of total loans		0.55%		0.52%
Non-performing loans as a percentage of total assets		0.35%		0.32%
Total of non-performing loans and other impaired loans as a percentage of total loans		1.05%		0.91%
Allowances for loan losses as a percentage of total loans		1.18%		1.09%

(1)	Before deduction of allowances for loan losses.
(2)	Non-performing loans are defined as those loans, including corporate, retail and other loans, which are past due by 90 days or more.

Selected Statistical Information

Average Balance Sheets and Related Interest

The following table shows our average balances and interest rates for the past three years:

	Year Ended December 31,
	2023			2024				2025
	Average Balance(1)	Interest Income(2)	Average Yield	Average Balance(1)	Interest Income(2)		Average Yield	Average Balance(1)	Interest Income(2)	Average Yield
	(in billions of Won, except percentages)
Assets
Due from financial institutions measured at amortized cost	￦13,923	￦ 352	2.53%	￦ 14,319		￦ 396	2.77%	￦ 16,078	￦ 357	2.22%
Financial instruments at fair value through profit or loss (debt securities)(3)	29,447	1,415	4.81	31,386		1,459	4.65	38,600	1,436	3.72
Financial investments (debt securities)(4)	114,524	3,389	2.96	123,799		3,985	3.22	127,518	3,980	3.12
Loans:
Corporate	203,950	9,770	4.79	214,225		9,956	4.65	227,811	9,261	4.07
Mortgage	92,427	4,010	4.34	98,059		4,107	4.19	106,307	4,215	3.96
Home equity	28,213	1,257	4.46	33,158		1,434	4.32	33,256	1,389	4.18
Other consumer(5)	61,922	4,223	6.82	59,016		4,058	6.88	58,902	3,747	6.36
Credit cards(6)	22,787	1,856	8.14	23,365		1,950	8.35	23,295	1,843	7.91
Foreign(7)	34,045	2,849	8.37	36,721		3,115	8.48	36,746	2,890	7.86

Loans (total)	443,344	23,965	5.41	464,544		24,621	5.30	486,317	23,345	4.80
Insurance assets	1,723	21	1.22	1,855		31	1.67	1,876	37	1.97

Total average interest-earning assets	￦602,961	￦29,142	4.83%	￦635,903	￦	30,491	4.79%	￦670,389	￦29,156	4.35%

Cash and due from banks	14,876	—	—	15,653		—	—	16,075	—	—
Financial assets at fair value through profit or loss (excluding debt securities):
Equity securities	5,624	—	—	6,322		—	—	7,002	—	—
Other	37,064	—	—	39,741		—	—	41,744	—	—

Financial assets at fair value through profit or loss (excluding debt securities) (total)	42,688	—	—	46,063		—	—	48,746	—	—
Financial investment (equity securities)	2,257	—	—	2,755		—	—	4,119	—	—
Investment in associates	801	—	—	1,032		—	—	1,265	—	—
Derivative financial assets	8,189	—	—	6,762		—	—	7,617	—	—
Premises and equipment	8,789	—	—	9,391		—	—	9,108	—	—
Intangible assets	1,971	—	—	1,997		—	—	1,900	—	—
Allowances for loan losses	(5,069)	—	—	(6,136)		—	—	(6,502)	—	—
Other non-interest-earning assets	21,158	—	—	24,678		—	—	26,570	—	—

Total average non-interest earning assets	95,660	—	—	102,195		—	—	108,898	—	—

Total average assets	￦698,621	￦29,142	4.17%	￦738,098		￦30,491	4.13%	￦779,287	￦29,156	3.74%

	Year Ended December 31,
	2023			2024			2025
	Average Balance(1)	Interest Expense	Average Cost	Average Balance(1)	Interest Expense	Average Cost	Average Balance(1)		Interest Expense	Average Cost
	(in billions of Won, except percentages)
Liabilities
Deposits:
Demand deposits	￦157,486	￦ 693	0.44%	￦163,101	￦ 823	0.50%	￦	171,428	￦ 790	0.46%
Time deposits	223,607	8,936	4.00	242,061	9,128	3.77		255,654	7,985	3.12
Certificates of deposit	10,418	424	4.07	11,148	428	3.84		10,814	324	3.00

Deposits (total)	391,511	10,053	2.57	416,310	10,379	2.49		437,896	9,099	2.08
Borrowings:
Bonds sold under repurchase agreements	11,081	391	3.53	11,645	400	3.43		14,007	380	2.71
Other borrowings(8)	69,758	2,677	3.84	70,799	2,785	3.93		73,804	2,465	3.34

Borrowings (total)	80,839	3,067	3.80	82,444	3,185	3.86		87,811	2,845	3.24
Debentures	69,119	2,307	3.34	73,062	2,623	3.59		77,127	2,635	3.42

Insurance liabilities	46,653	1,534	3.29	52,732	1,478	2.80		58,479	1,504	2.57

Total average interest-bearing liabilities	￦588,122	￦ 16,961	2.88%	￦624,548	￦17,665	2.83	￦	661,313	￦16,083	2.43

Non-interest bearing demand deposits	4,459	—	—	4,542	—	—		4,863	—	—
Derivative financial liabilities	8,185	—	—	6,657	—	—		7,641	—	—
Financial liabilities at fair value through profit or loss	11,342	—	—	10,544	—	—		10,535	—	—
Other non-interest-bearing liabilities	29,772	—	—	32,744	—	—		33,018	—	—

Total average non-interest bearing liabilities	53,758	—	—	54,487	—	—		56,057	—	—

Total average liabilities	641,880	16,961	2.64	679,035	17,665	2.60		717,370	16,083	2.24

Total equity	56,741	—	—	59,063	—	—		61,917	—	—

Total average liabilities and equity	￦698,621	￦ 16,961	2.43%	￦738,098	￦17,665	2.39%	￦	779,287	￦16,083	2.06%

(1)	Average balances are based on daily balances for our banking, credit card and securities operations and monthly or quarterly balances for our other operations.
(2)	We do not invest in any tax-exempt securities.
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
(6)

Interest income from credit cards includes principally cash advance fees of ￦209 billion, ￦195 billion and ￦162 billion and interest on credit card loans of ￦820 billion, ￦880 billion and ￦866 billion for the years ended December 31, 2023, 2024 and 2025, respectively, but does not include interchange fees.

(7)	Consists primarily of loans from the overseas branches of our subsidiaries to affiliates of large Korean manufacturing companies for trade financing and working capital.
(8)	Includes (i) lease-related interest expense pursuant to our adoption of IFRS 16 Leases and (ii) other interest expense.

Analysis of Changes in Net Interest Income—Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income based on changes in volume and changes in rate for 2023 compared to 2024 and 2024 compared to 2025. Information is provided with respect to: (1) effects attributable to changes in volume (changes in volume multiplied by prior rate) and (2) effects attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to the combined impact of changes in rate and volume have been allocated proportionately to the changes due to volume changes and changes due to rate changes.

	2024 vs. 2023 Increase/(Decrease) Due to Change in						2025 vs. 2024 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-earning assets
Due from financial institutions measured at amortized cost	￦	10	￦	34	￦	44	￦	45	￦	(84)	￦	(39)
Financial instruments at fair value through profit or loss (debt securities)(1)		92		(48)		44		300		(323)		(23)
Financial investments (debt securities)(2)		286		310		596		119		(124)		(5)
Loans:
Corporate		479		(293)		186		603		(1,298)		(695)
Mortgage		239		(142)		97		338		(230)		108
Home equity		217		(40)		177		4		(49)		(45)
Other consumer		(202)		37		(165)		(8)		(303)		(311)
Credit cards		47		47		94		(6)		(101)		(107)
Foreign		228		38		266		2		(227)		(225)
Insurance assets		2		8		10		0		6		6

Total interest income	￦	1,398	￦	(49)	￦	1,349	￦	1,397	￦	(2,733)	￦	(1,336)

	2024 vs. 2023 Increase/(Decrease) Due to Change in						2025 vs. 2024 Increase/(Decrease) Due to Change in
	Volume		Rate		Total		Volume		Rate		Total
	(in billions of Won)
Interest-bearing liabilities
Deposits:
Demand deposits	￦	27	￦	103	￦	130	￦	38	￦	(71)	￦	(33)
Time deposits		719		(527)		192		492		(1,635)		(1,143)
Certificates of deposit		29		(25)		4		(13)		(91)		(104)
Borrowings:
Bonds sold under repurchase agreements		20		(11)		9		73		(93)		(20)
Other borrowings		42		66		108		114		(434)		(320)
Debentures		137		179		316		141		(129)		12
Insurance liabilities		188		(243)		(55)		154		(127)		27

Total interest expense		1,162		(458)		704		999		(2,580)		(1,581)

Total net interest income	￦	236	￦	409	￦	645	￦	398	￦	(153)	￦	245

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

In June 2010, Fairfield Sentry Limited, or Fairfield, which is currently in liquidation and whose assets were directly or indirectly invested with Bernard L. Madoff Investment Securities LLC, or BLMIS, filed a lawsuit in the Supreme Court of the State of New York against Kookmin Bank, which acted as a trustee bank for its clients who invested in Fairfield. Fairfield seeks recovery of approximately US$42 million it paid to Kookmin Bank in connection with share redemptions on the ground that such payments were made by mistake, based on inflated values resulting from BLMIS’ fraud. In September 2010, the case was transferred to the United States Bankruptcy Court for the Southern District of New York, or the Bankruptcy Court, which in turn ordered that the case be returned to a state court in September 2011 but then stayed the lawsuit before it was sent to state court. In August 2019, the Bankruptcy Court issued an order to the effect that the case would proceed in a federal court, instead of returning to a state court, on the condition that the proceedings be halted temporarily until a similar lawsuit that Fairfield had filed against a different fund investor (the “Parallel Case”), then pending in the United States District Court for the Southern District of New York, or the District Court, was decided. The Bankruptcy Court had dismissed the Parallel Case in December 2018, which Fairfield had then subsequently appealed to the District Court. In August 2022, the District Court dismissed Fairfield’s appeal related to the Parallel Case, and in September 2022, Fairfield again appealed such dismissal to the United States Court of Appeals for the Second Circuit, or the Second Circuit. In August 2025, the Second Circuit dismissed Fairfield’s appeal. Fairfield has filed similar actions against numerous other fund investors to seek recovery of redemption payments.

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

In November 2023, the Financial Supervisory Service commenced an on-site inspection at Kookmin Bank in order to determine whether Kookmin Bank was in compliance with the Financial Consumer Protection Act in connection with its past sales of certain equity-linked securities products tied to the performance of the Hang

Seng China Enterprise Index, or the HSCEI, which resulted in substantial losses to the customers who purchased such products upon maturity. The Financial Supervisory Service commenced similar inspections at other banks in Korea as well starting in January 2024. Approximately ￦5.2 trillion of such products sold by Kookmin Bank matured in 2024, and Kookmin Bank has ceased all sales of equity-linked securities products tied to the performance of the HSCEI, which has fluctuated widely in recent years. In March 2024, the Financial Supervisory Service released an interim inspection report on Kookmin Bank and other banks involved as well as dispute resolution guidelines for those customers who incurred losses from the purchase of such products. Subsequently, in March 2024, the board of directors of Kookmin Bank resolved to compensate such customers on a voluntary basis by engaging in private negotiations with each one of such customers based on the Financial Supervisory Service’s dispute resolution guidelines. The compensation amount recognized as provisions in 2025 is ￦28.4 billion. In February 2026, the Financial Supervisory Service completed its sanctions review and announced the levels of penalties and administrative fines to be imposed on the banks involved, including Kookmin Bank. The proposed sanctions have been submitted to the Financial Services Commission and are expected to be finalized during 2026. No assurance can be given that the final resolution of such matter will not have a material adverse effect on our results of operations and financial condition.

In February 2023, the Korea Fair Trade Commission commenced investigations into banks in Korea with respect to whether they had engaged in any unfair practices in violation of competition laws. In January 2024, the Korea Fair Trade Commission issued a review report addressed to the four largest banks in Korea, including Kookmin Bank, which alleged that the banks had colluded among themselves by sharing certain information to maintain similar loan-to-value ratios for real estate collateral. In April 2024, Kookmin Bank responded to the Korea Fair Trade Commission with a denial of such allegations, to which the Korea Fair Trade Commission responded in November 2024 with a decision made through a plenary session of its members to conduct a reexamination of the incident. In April 2025, the Korea Fair Trade Commission sent a report to the four relevant banks, including Kookmin Bank, maintaining its allegations that the banks had colluded among themselves. Although the four relevant banks, including Kookmin Bank, submitted written responses to the Korea Fair Trade Commission denying such allegations in August 2025, the Korea Fair Trade Commission imposed an aggregate fine of ￦272 billion on the four banks in February 2026, including ￦69.7 billion on Kookmin Bank. In March 2026, the four banks, including Kookmin Bank, filed an administrative lawsuit with the Seoul High Court challenging the imposition of such fines.

In November 2023, MTS Bank, a Russian bank, filed a lawsuit against Kookmin Bank in the Arbitrazh Court of the City of Moscow, seeking the return of approximately US$109.2 million of its funds held at Kookmin Bank. Kookmin Bank had frozen such assets in compliance with applicable sanctions in February 2023, after the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, added MTS Bank to its Specially Designated Nationals And Blocked Persons List, or the SDN List. In December 2025, the Arbitrazh Court ordered that Kookmin Bank return the principal amount of the funds, but that no accrued interest needed to be paid. In January 2026, Kookmin Bank appealed such decision. We believe that such ruling will not have any material adverse impact on our financial position, as the frozen assets of MTS Bank held by Kookmin Bank are all that need to be returned to MTS Bank, pursuant to such ruling. In addition, regardless of the final outcome, Kookmin Bank currently plans to continue to hold MTS Bank’s assets frozen in compliance with all applicable sanctions. As of the date of this annual report, Kookmin Bank is subject to similar lawsuits filed by three other Russian Banks that are currently on the SDN List.

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

The table below sets forth, for the periods indicated, the dividend per share of common stock and the total amount of dividends declared and paid by us in respect of the years ended December 31, 2023, 2024 and 2025. Except as otherwise noted, the dividends set forth below with respect to each year were paid within 30 days after our annual stockholders meeting, which was held no later than March of the following year.

Fiscal Year	Dividends per Common Share(1)	Total Amount of Cash Dividends Paid
		(in millions of Won)
2023(2)(3)	3,060	1,173,937
2024(4)(5)	3,174	1,198,257
2025(6)(7)	4,367	1,577,774

(1)	Won amounts are expressed in U.S. dollars at the noon buying rate in effect at the end of the relevant periods as quoted by the Federal Reserve Bank of New York in the United States.
(2)

On February 7, 2024, our board of directors passed a board resolution recommending a cash dividend of ￦1,530 per common share (before dividend tax), representing 30.6% of the par value of each share, for the fiscal year ended December 31, 2023. This resolution was approved and ratified by our stockholders on March 22, 2024.

(3)

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

(4)

On February 5, 2025, our board of directors passed a board resolution recommending a cash dividend of ￦804 per common share (before dividend tax), representing 16.1% of the par value of each share, for the fiscal year ended December 31, 2024. This resolution was approved and ratified by our stockholders on March 26, 2025.

(5)

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

(6)

On February 5, 2026, our board of directors passed a board resolution recommending a cash dividend of ￦1,605 per common share (before dividend tax), representing 32.1% of the par value of each share, for the fiscal year ended December 31, 2025. This resolution was approved and ratified by our stockholders on March 26, 2026.

(7)

Includes an interim cash dividend of ￦912 per common share (before dividend tax), representing 18.2% of the par value of each share, declared in April 2025 and paid in May 2025, an interim cash dividend of ￦920 per common share (before dividend tax), representing 18.4% of the par value of each share, declared in July 2025 and paid in August 2025 and an interim cash dividend of ￦930 per common share (before dividend tax), representing 18.6% of the par value of each share, declared in October 2025 and paid in November 2025.

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

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Act of Korea, the regulations thereunder and Financial Services Commission regulations (which we refer to collectively as the “Investment Rules”), foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the KRX KOSPI Market or on the KRX KOSDAQ Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI Market or on the KRX KOSDAQ Market only through public securities markets, including alternative trading systems, except in limited circumstances, including:

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

As of December 31, 2025, our authorized share capital is 1,000,000,000 shares. Pursuant to our articles of incorporation, we are authorized to issue shares with preferred dividend, non-voting shares, class shares with conversion rights, class shares with redemption rights and shares with a combination of all or any of the foregoing characteristics (which we refer to collectively as “Class Shares”), as well as common shares. Subject to applicable laws and regulations, we are authorized to issue Class Shares up to one-half of all of our issued and outstanding shares.

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

As of March 31, 2026, 372,850,455 shares of common stock were issued and 355,387,722 shares of common stock were outstanding. No Class Shares are currently outstanding. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 627,149,545 shares. We may issue the unissued shares without further stockholder approval, subject to a board resolution as provided in the articles of incorporation. See “—Preemptive Rights and Issuances of Additional Shares” and “—Dividends and Other Distributions—Distribution of Free Shares.”

Our articles of incorporation provide that our stockholders may, by special resolution, grant to our and our subsidiaries’ officers and employees stock options exercisable for up to 15% of the total number of our issued and outstanding shares. Our board of directors may also grant stock options to officers and employees other than directors exercisable for up to 1% of our issued and outstanding shares, provided that such grant must be approved by a resolution of the subsequent general meeting of stockholders. As of March 31, 2026, none of our officers, directors and employees held options to purchase shares of our common stock.

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

Annual Reports

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission and the KRX KOSPI Market an annual business report within 90 days after the end of each fiscal year, a half-year business report within 45 days after the end of the first six months of each fiscal year and quarterly business reports within 45 days after the end of the first three months and nine months of each fiscal year, respectively. In addition, in accordance with the Enforcement Decree of the Korean Commercial Code, we must make available our annual business report and audit report to our shareholders by sending such reports electronically or posting them on our website at least one week before the annual general meeting of stockholders. Copies of such business reports will be available for public inspection at the Financial Services Commission and the KRX KOSPI Market.

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

In March 2026, the Korean Commercial Code was amended to, among others, mandate the cancelation of all treasury shares held by a company, including those held prior to the amendment, subject to certain limited exceptions.

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

The U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the common shares or ADSs will be treated as qualified dividends if (i) the common shares or ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company as defined for U.S. federal income tax purposes (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Korea-United States income tax treaty (the “Treaty”) meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of that treaty. Based on our audited financial statements, we believe that we were not a PFIC in our 2024 or 2025 taxable year. In addition, based on our audited financial statements and current expectations regarding our income, assets and activities, we do not anticipate becoming a PFIC for our 2026 taxable year. Therefore, we believe that dividends received by a U.S. holder with respect to either common shares or ADSs will be “qualified dividends,” provided the holder satisfies the holding period requirement. Holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Distributions of additional shares in respect of common shares or ADSs that are made as part of a pro-rata distribution to all of our stockholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition

Upon a sale, exchange or other taxable disposition of the shares of common stock, you will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and your adjusted tax basis in the common shares or ADSs, as applicable, as determined in U.S. dollars as discussed below. Such gain or loss will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the common shares or ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at reduced rates.

If you sell or otherwise dispose of our common shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. If you are an accrual basis U.S. holder that makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service, or the IRS. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the common shares or ADSs.

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Korean tax on dividends paid at the appropriate rate applicable to you may be eligible for a credit against your U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021, and any Korean tax generally will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. If you consistently elect to apply a modified version of these rules under temporary guidance, and comply with specific requirements as set forth in such guidance, the Korean tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on dividends is uncertain and we have not determined whether these requirements are met, including requirements applicable to the Treaty. If the Korean tax is not a creditable tax for you or you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, you may be able to deduct the Korean tax in computing your taxable income for U.S. federal income tax purposes. Dividends will constitute income from sources without the United States and, if the withholding tax is a creditable tax for a U.S. holder that elects to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Additionally, under the foreign tax credit requirements discussed above, any Korean tax imposed on the sale or other disposition of the common shares or ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except if you consistently elect to apply a modified version of the U.S. foreign tax credit rules that is permitted under the temporary guidance discussed above and comply with the specific requirements set forth in such guidance. Additionally, any capital gain or loss recognized on the sale or other disposition of the common shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, you may not be able to credit the tax against your U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the common shares or ADSs even if you have elected to claim a foreign tax credit for other taxes in the same year. You should consult your own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the common shares or ADSs and any Korean tax imposed on such sale or disposition.

Any Korean securities transaction tax or agriculture and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

Similarly, a U.S. holder will not be able to claim a foreign tax credit against its U.S. federal income tax liability for any Korean inheritance or gift tax imposed in respect of the common shares or ADSs.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend upon your particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You should consult your own tax advisors regarding the application of these rules to your particular situation.

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the common shares or ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the common shares or ADSs, including the application of the rules to their particular circumstances.

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

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for reduced withholding tax rate, “application for entitlement to reduced tax rate,” and in the case of exemptions from withholding tax, “application for tax exemption,” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income (“BO application”). For example, a U.S. resident would be required to provide Form 6166 as a certificate of tax residency together with the application for entitlement to reduced tax rate or the application for tax exemption. However, if such tax exemption is being sought by a corporate entity for an amount that is ￦1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made is ￦1 billion or more), you will be required to submit, in addition to the certificate of tax residence issued by a competent authority of your country of residence, (i) the names and addresses of all of the members of your board of directors, (ii) the identities and shareholding percentages of all of your shareholders (provided that if there are more than 100 shareholders, you may instead provide a statement showing the total number of shareholders and the aggregate investment amount from each country), and (iii) audit reports for the most recent three years submitted to your country of residence (or, if you are an entity that has been in existence for less than three years, audit reports since your incorporation). Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) the Korean source income is eligible for benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such applications (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income. On the other hand, if a payer applies for a reduced tax rate, the withholding agent is required to submit the application (together with the applicable OIV report if an income is paid to an OIV) to the relevant district tax office by the end of February of the year after such income is paid.

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

Securities Transaction Tax

If you transfer our common shares on the Korea Exchange, you will be subject to a securities transaction tax at the rate of 0.05% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the common shares. If your transfer of the common shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.35% and will not be subject to an agriculture and fishery special surtax.

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

Kookmin Bank’s credit scoring systems take into account factors including the borrower’s income, assets, profession, transaction history (with both it and other financial institutions) and other relevant credit information. The systems rank each borrower in an appropriate grade, and that grade is used as a factor in deciding whether to approve loans as well as to determine loan amounts. Kookmin Bank generally bases its decisions on the results of its credit scoring systems to evaluate applications.

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

For owner-operated enterprises, or small office home office customers (which we refer to as SOHOs), Kookmin Bank has put in place a credit rating system known as Small Office Home Office Corporate Rating

System, or SOHO CRS. For other small- and medium-sized enterprises, Kookmin Bank has put in place a similar credit rating system known as Corporate Rating System, or CRS. For large corporations, Kookmin Bank has put in place a similar credit rating system known as Large Corporate Rating System, or LCRS. For financial institutions, certain non-profit organizations and public institutions, Kookmin Bank has put in place a credit rating system known as Financial Institute, Non-profit, Public Corporate Rating System, or FNP CRS. The SOHO CRS, the CRS, the LCRS and the FNP CRS models consist of the following four parts:

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

We manage and control exposure limits on a daily basis. The principal system that we use for this purpose is the Total Exposure Management System. This system allows us to monitor and control our total exposure to corporations, chaebols and industries. Kookmin Bank monitors its exposure to large corporations and companies affiliated with the 41 largest highly-indebted business groups (such groups being the main debtor groups in Korea designated as such by the Financial Supervisory Service based on their outstanding exposures) to which it has an exposure of ￦40 billion or more, small- and medium-sized enterprises to which it has an exposure of ￦30 billion or more, and also its exposure to 143 business groups, which comprise the 41 largest highly-indebted business groups as well as 102 business groups to which it has exposures (in the form of securities or loans) of ￦70 billion or more. We also monitor our exposure across 37 industries. Our Total Exposure Management System integrates all of our credit-related risk including credit extended by our overseas branches and affiliates. The assets subject to the system include all Won-denominated and foreign currency-denominated loans, all assets in trust accounts except specified money trusts, guarantees, trade-related credits, commercial paper, corporate bonds and other securities and derivatives.

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

We generally manage our market risk at the portfolio level. To control our exposure to market risk, we use internal capital limits set by Kookmin Bank’s Risk Management Committee for Kookmin Bank and at the group level within Kookmin Bank, position and stop loss limits set by Kookmin Bank’s Risk Management Council for Kookmin Bank and at the group level within Kookmin Bank, and position, stop loss and sensitivity limits (PVBP, Delta, Gamma, Vega) set by Kookmin Bank’s Market Risk Management Subcommittee at the department or desk level within Kookmin Bank. We prepared our risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Supervisory Service.

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

•	default risk capital represents the losses that can result from any unexpected default of an entity not contemplated under the sensitivities-based method; and

•	residual risk add-on capital represents any other losses that are not contemplated under the sensitivities-based method or are not considered to result from the risk of default.

The following table shows Kookmin Bank’s market risk capital for each category of market risk as of December 31, 2024 and 2025:

Risk categories		Risk Capital
		2024		2025
		(in billions of Won)
Sensitivities-based method	General interest rate risk	￦	108.5	￦	108.1
	Equity risk		5.9		15.6
	Commodities risk		0.0		0.0
	Foreign exchange risk		179.5		138.8
	Credit spread risk: non-securitizations		122.8		164.7
	Credit spread risk: securitizations (non-correlation trading portfolio)		1.0		0.3
	Credit spread risk: securitizations (correlation trading portfolio)		0.0		0.0

Default risk			52.3		63.1

Residual risk add-on			1.1		1.2

Total		￦	471.1	￦	491.8

Stress testing. In addition, we use stress testing to assess our market risk exposure to abnormal market fluctuations. Abnormal market fluctuations include significant declines in the stock market and significant changes in the general level of interest rates. As the Basel III standardized method assumes normal market situations, stress testing is an important way to supplement this method since it does not cover potential loss if the market moves in a manner that is outside our normal expectations. Stress testing projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio. According to Kookmin Bank’s stress testing, we estimate that as of December 31, 2025, Kookmin Bank’s trading portfolio could have lost ￦650 billion for an assumed short-term extreme decline of approximately 25% in the equity market and an approximate 71 basis point decrease in the Korean treasury bond rates under an abnormal stress environment.

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

The following table shows Kookmin Bank’s non-consolidated net open positions at the end of 2024 and 2025. Positive amounts represent long positions and negative amounts represent short positions. The net open positions held by subsidiaries other than Kookmin Bank are not significant.

	As of December 31,(1)
	2024		2025
	(in millions of US$)
Currency:
U.S. dollars	US$	216.1	US$	(212.5)
Japanese Yen		1.3		(3.8)
Euro		25.8		99.6
Chinese Renminbi		72.4		57.6
Indonesian IDR		713.6		455.5
Others		86.8		112.3

Total	US$	1,115.9	US$	508.8

(1)	Amounts prepared on a non-consolidated basis.

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

As of December 31, 2025, Kookmin Bank’s equity trading position was ￦38.3 billion.

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

The following table shows Kookmin Bank’s interest rate gap for Won-denominated accounts and foreign currency-denominated accounts as of December 31, 2025.

	As of December 31, 2025
	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages)
Won-denominated Interest-earning assets:
Loans	￦	125,640	￦	98,286	￦	78,004	￦	32,442	￦	43,112	￦	377,484
Securities		7,523		6,461		11,137		31,570		13,339		70,030
Others		6,280		2		0		12		0		6,294

Total	￦	139,443	￦	104,749	￦	89,141	￦	64,024	￦	56,451	￦	453,808

Interest-bearing liabilities:
Deposits	￦	152,228	￦	50,758	￦	86,586	￦	61,236	￦	46,551	￦	397,359
Borrowings		12,562		0		0		0		0		12,562
Others		18,979		4,220		6,140		4,520		2,538		36,397

Total	￦	183,769	￦	54,978	￦	92,726	￦	65,756	￦	49,089	￦	446,318

Sensitivity gap		(44,326)		49,771		(3,585)		(1,732)		7,362		7,490
Cumulative gap		(44,326)		5,445		1,860		128		7,490
% of total assets		(9.8)%		1.2%		0.4%		0.0%		1.7%
Foreign currency-denominated Interest-earning assets:
Due from banks	￦	28,939	￦	3,709	￦	2,909	￦	2,668	￦	4,816	￦	43,041
Loans		2,729		561		1,065		3,149		3,844		11,348
Securities		12,570		72		159		230		321		13,352

Total	￦	44,238	￦	4,342	￦	4,133	￦	6,047	￦	8,981	￦	67,741

Interest-bearing liabilities:
Deposits	￦	21,672	￦	6,593	￦	6,848	￦	3,341	￦	2,912	￦	41,366
Borrowings		10,781		3,765		4,094		6,586		3,241		28,467
Others		1,957		0		0		0		0		1,957

Total	￦	34,410	￦	10,358	￦	10,942	￦	9,927	￦	6,153	￦	71,790

Sensitivity gap		9,828		(6,016)		(6,809)		(3,880)		2,828		(4,049)
Cumulative gap		9,828		3,812		(2,997)		(6,877)		(4,049)
% of total assets		14.5%		5.6%		(4.4)%		(10.2)%		(6.0)%

Duration Gap Analysis. We also perform duration gap analysis to measure and manage interest rate risk. Duration gap analysis is a more long-term risk indicator than interest rate gap analysis, as interest rate gap analysis focuses more on accounting income as opposed to the market value of the assets and liabilities. We emphasize duration gap analysis because, in the long run, our principal concern with respect to interest rate fluctuations is the net asset value rather than net interest revenue changes. In 2025, our Won-denominated asset and liability duration gap was positive and it moved between +0.104 years and +0.203 years. Accordingly, our net asset value would have declined (or increased) between ￦460 billion and ￦905 billion if interest rates had increased (or decreased) by one percentage point.

For duration gap analysis we use or assume the same maturities for different assets and liabilities that we use or assume for our interest rate gap analysis.

The following table shows Kookmin Bank’s duration gaps and net asset value changes when interest rates decrease by one percentage point as of the specified dates, on a consolidated basis.

Won-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2025	1.034	0.890	0.183	￦ 821
December 31, 2025	0.995	0.902	0.128	584

Foreign currency-denominated	Asset Duration	Liability Duration	Duration Gap	Net Asset Value Change
Date	(in years)	(in years)	(in years)	(in billions of Won)
June 30, 2025	1.042	0.761	0.252	￦ 162
December 31, 2025	1.036	0.764	0.245	170

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

The following table summarizes Kookmin Bank’s interest rate risk, taking into account asset and liability durations as of December 31, 2025.

	As of December 31, 2025
	3 Months or Less		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total
	(in billions of Won, except percentages and maturities in years)
Won-denominated:
Asset position	￦	139,443	￦	104,749	￦	89,141	￦	64,024	￦	56,451	￦	453,808
Liability position		183,769		54,978		92,726		65,756		49,089		446,318
Gap		(44,326)		49,771		(3,585)		(1,732)		7,362		7,490
Average maturity		0.054		0.375		0.763		1.881		8.491
Interest rate volatility		2.25%		2.25%		2.25%		2.25%		2.25%
Amount at risk		1,950		817		(689)		(458)		(977)		642

Foreign currency-denominated:
Asset position	￦	44,238	￦	4,342	￦	4,133	￦	6,047	￦	8,981	￦	67,741
Liability position		34,410		10,358		10,942		9,927		6,153		71,790
Gap		9,828		(6,016)		(6,809)		(3,880)		2,828		(4,049)
Average maturity		0.048		0.375		0.805		2.076		7.166
Interest rate volatility		2.00%		2.00%		2.00%		2.00%		2.00%
Amount at risk		10		(48)		(110)		(118)		615		348

IRRBB Analysis. Since November 2019, banks, including Kookmin Bank, have been required to adopt the standards of the IRRBB issued by the Basel Committee on Banking Supervision for calculating interest rate risk exposure. Such requirements were adopted in order to promote more financial stability for banks by requiring them to maintain a sufficient level of capital through a more robust risk management system. Kookmin Bank estimates its interest rate risk pursuant to such standards by calculating the changes in economic value of equity and the changes in net interest income based on various interest rate risk scenarios. Under this method, Kookmin Bank’s interest rate risk exposure was ￦990 billion as of December 31, 2025.

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

The following table shows Kookmin Bank’s liquidity coverage ratio and foreign currency liquidity coverage ratio on an average balance basis for the month of December 2025 in accordance with Financial Services Commission regulations:

Liquidity coverage ratio:	30 Days or Less
(in billions of Won, except percentages)
Highly liquid assets (A)	￦ 85,352
Cash outflows (B)	103,762
Cash inflows (C)	23,955
Total net cash outflows (D = B-C)	79,807
Liquidity coverage ratio (A/D)	106.95%
Minimum limit	100.00%

Foreign currency liquidity coverage ratio:	30 Days or Less
	(in millions of US$, except percentages)
Highly liquid assets (A)	US$	4,931
Cash outflows (B)		11,738
Cash inflows (C)		8,783
Total net cash outflows (D = B-C)		2,955
Liquidity coverage ratio (A/D)		166.87%
Minimum limit		80.00%

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

Internal Control

To monitor and control operational risks, we maintain a system of comprehensive policies and have put in place a control framework designed to provide a stable and well-managed operational environment throughout our organization. We have in place a prescribed leave policy for employees in certain high-risk categories to safeguard against fraud and to check for weaknesses in internal controls. In addition, we maintain an external whistleblower “ombudsman” channel to encourage whistleblowing and voluntary reporting of fraudulent behavior. As part of our efforts to strengthen our internal reporting system, we amended our whistleblower policy in May 2023 to expand the scope of reportable subjects, explicitly stipulate the rewards for such reporting and require mandatory investigations of any violations of the duty to report financial incidents. Furthermore, in August 2025, we strengthened our protection of whistleblowers by specifying the types of retaliatory actions that are prohibited against whistleblowers.

Each of our subsidiaries establishes its own internal control system in accordance with the group-level internal control principles. Our Compliance Supporting Department is responsible for monitoring and advising our subsidiaries regarding their internal control systems. Our Audit Committee, which consists of four non-executive directors, is an independent authority that evaluates the effectiveness and efficiency of our group-wide internal control systems and business processes and monitors our subsidiaries’ compliance with such systems and processes, as well as reviews the reliability of our financial statements to secure the transparency and stability of our management (including through the activities of our independent auditors). Supplementally, pursuant to certain amendments made to the Act on the Corporate Governance of Financial Companies aimed at strengthening the internal control systems of financial companies in Korea, which became effective in July 2024, we established an Internal Control Committee under our board of directors in March 2025. The Internal Control Committee is mainly responsible for establishing and amending our strategies and standards relating to internal control, ensuring that our management take appropriate managerial actions required for the effective functioning of internal control related to their respective responsibilities set forth in a “Responsibilities Map” prepared by us in accordance with the amended rules, and overseeing steps to improve any deficiencies identified in our internal control systems. However, the Audit Committee continues to oversee matters relating to internal control over financial reporting, among others. We have also established group-wide internal guidelines with respect to our subsidiaries’ reporting requirements. Our subsidiaries review their operations and their level of compliance with internal control systems and business processes on a periodic basis and, as part of this process, they are required to report any problems discovered and any remedial actions taken to our chief compliance officer, who is responsible for reporting to our Audit Committee or Internal Control Committee, as necessary. Based on the results of these reports, or on an ad hoc basis in response to any problem or potential problem that it identifies, the Audit Committee may direct a subsidiary to conduct an audit of its operations or, if it chooses to do so, conduct its own audit of those operations. The Audit Committee interacts on a regular basis with our Audit Department, Internal Control Committee, Compliance Supporting Department and our independent auditors. In carrying out these duties, the Audit Committee ultimately protects our property for the benefit of our shareholders, investors and customers by independently monitoring our management.

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

Kookmin Bank and KB Kookmin Card have each obtained ISO 27001 certification, which relates to information security. Kookmin Bank has also obtained ISO 20000 certification, which relates to information technology service management, and BS 25999 (now ISO 22301) certification, which relates to business continuity management. Kookmin Bank is the first Korean bank to have obtained all three such international certifications and it continually renews such certifications following annual reviews. In addition, we, Kookmin Bank and KB Insurance have each obtained ISMS certification, which relates to information security management, and KB Securities, KB Kookmin Card, Kookmin Bank and KB Capital have obtained ISMS-P certification, which relates to personal information in addition to information security management. KB Kookmin Card has also obtained PCI DSS certification, which relates to the protection of credit card data, and ISO 27701 certification, which relates to the management of personally identifiable information.

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

Fees and Payments from the Depositary to Us

In 2025, we received the following payments from the depositary:

Reimbursement of listing fees:	$82,000
Reimbursement of SEC filing fees:	$111,143
Reimbursement of expenses related to our investor relations activities (investor conferences and investor relations agency fees, etc.) and legal fees (expenses related to the preparation of our Form 20-F for fiscal year 2024):	$851,256

In addition, as part of its service to us, the depositary waives its fees for the standard costs and operating expenses associated with the administration of the ADS facility.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2025 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in its report included herein, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm is included in Item 18 of this Form 20-F.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Whajoon Cho and Sun Yeop Kim, our non-executive directors and members of our Audit Committee, qualify as “audit committee financial experts” and are independent within the meaning of this Item 16A.

Item 16B.	CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to our chief executive officer and chief financial officer, as well as to our non-executive directors, non-standing directors and other officers and employees. Our code of ethics is available on our website at https://www.kbfg.com/eng/about/ethics/code.htm. If we amend the provisions of our code of ethics that apply to our chief executive officer and chief financial officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-audit Fees

The following table sets forth the fees billed or expected to be billed to us by independent registered public accounting firm Samil PricewaterhouseCoopers for the fiscal years ended December 31, 2024 and 2025:

	Year Ended December 31,
	2024		2025
	(in millions of Won)
Audit fees	￦	15,248	￦	15,483
Audit-related fees		228		798
Tax fees		—		—

Total fees	￦	15,476	￦	16,281

Audit fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with:

•	the audits of our annual financial statements and the review of our interim financial statements;

•	the audits of our special purpose entities in connection with the Financial Investment Services and Capital Markets Act; and

•	our financial debenture offering services.

Audit-related fees in the above table are the aggregate fees billed by Samil PricewaterhouseCoopers in connection with due diligence services rendered in the ordinary course of our business.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee pre-approves the engagement of our independent auditors for audit services with respect to our financial statements. Our Audit Committee has implemented a policy regarding pre-approval of certain other services provided by our independent auditors to our subsidiaries that the Audit Committee has deemed as not affecting their independence. Under this policy, pre-approvals for the following services to our subsidiaries have been granted by our Audit Committee to each of our subsidiaries’ audit committees: (i) services related to the audit of financial statements prepared in accordance with IFRS as adopted by Korea and internal controls under Korean laws and regulations; (ii) general tax services; (iii) issuance of comfort letters in connection with offering of securities; (iv) educational services provided to employees and (v) certifications and verifications required by applicable laws or regulatory authorities to be performed by independent auditors, or that can be performed more efficiently by independent auditors.

Any other audit or permitted non-audit service must be pre-approved by the Audit Committee on a case-by-case basis. Our Audit Committee did not pre-approve any non-audit services under the de minimis exception of Rule 2.01(c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to January 31, 2025	—	￦	—	—	US$	—
February 1 to February 28, 2025(1)	2,800,000		82,520	2,800,000		198,037,065
March 1 to March 31, 2025(1)	3,445,509		80,254	3,445,509		8,429,045
April 1 to April 30, 2025(1)(2)	455,840		85,056	455,840		191,947,838
May 1 to May 31, 2025(2)	1,900,000		96,399	1,900,000		65,524,674
June 1 to June 30, 2025(2)	847,395		106,794	847,395		—
July 1 to July 31, 2025(2)(3)	200,000		113,084	200,000		456,517,087
August 1 to August 31, 2025(3)	800,000		110,604	800,000		394,961,283
September 1 to September 30, 2025(3)	1,100,000		113,878	1,100,000		301,599,419
October 1 to October 31, 2025(3)	1,260,000		115,420	1,260,000		194,771,937
November 1 to November 30, 2025(3)	1,400,000		125,373	1,400,000		69,965,041
December 1 to December 31, 2025(3)	804,253		127,674	804,253		—

Total	15,012,997	￦	98,581	15,012,997

(1)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a resolution by our board of directors to acquire up to ￦520 billion, or approximately US$360.5 million (as of February 5, 2025), worth of treasury shares between February 6, 2025 and May 5, 2025, as announced via our report of foreign private issuer furnished to the U.S. Securities and Exchange Commission via Form 6-K on February 5, 2025. We completed such purchases on April 10, 2025 and subsequently canceled all such shares.

(2)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a resolution by our board of directors to acquire up to ￦300 billion, or approximately US$209.4 million (as of April 24, 2025), worth of treasury shares between April 25, 2025 and July 24, 2025, as announced via our report of foreign private issuer furnished to the U.S. Securities and Exchange Commission via Form 6-K on April 24, 2025. We completed such purchases on June 26, 2025 and subsequently canceled all such shares.

(3)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea in the periods indicated above, pursuant to a trust agreement for the acquisition of up to ￦660 billion, or approximately US$485.7 million (as of July 24, 2025), worth of treasury shares between July 24, 2025 and January 9, 2026, as announced via our report of foreign private issuer furnished to the U.S. Securities and Exchange Commission via Form 6-K on July 24, 2025. Following the expiration of the agreement on January 9, 2026, we subsequently canceled all of the shares that we purchased.

In February 2026, our board of directors resolved to acquire, through a broker in a series of open-market transactions in Korea between February 6, 2026 and April 20, 2026, up to ￦600 billion of our common shares, or approximately US$407.7 million (as of February 5, 2026), with all such shares subject to cancelation upon the completion of the acquisition.

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
Risk Management and Strategy
We operate in an era of “digital transformation” marked by a proliferation of ev olvin
g technologies, including artificial intelligence, and the increasing use of the Internet and mobile devices to conduct financial transactions. A significant portion of our daily operations relies on our information technology systems, including customer service, billing, the secure processing, storage and transmission of confidential and other information as well as the timely monitoring of a large number of complex transactions. As a large financial institution, we recognize the importance of building and preserving trust with our customers and protecting their personal information in our day-to-day
operations.
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
certification, which relates to personal information in addition to information security management. KB Kookmin Card has also obtained PCI DSS certification, which relates to the protection of credit card data, and ISO 27701 certification, which relates to the management of personally identifiable information. These certifications are valid for three years, and we are subject to an annual audit to maintain such certifications. In addition, our cybersecurity program is reviewed and evaluated by external, independent third parties, who assess and report on any weaknesses in our information technology systems on both a periodic and continual basis. Furthermore, we utilize the curriculum provided by the Financial Security Institute to provide cybersecurity trainings to all of our employees.
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
More specifically, the cybersecurity risk management processes described above are managed by our CISO at the group level, who heads our information security division. Our current CISO has over 25 years of work experience in information security and over 3 years of work experience in information technology, and has also obtained a master’s degree from the Korea University School of Cybersecurity.

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

Number	Description

1.1	Articles of Incorporation of KB Financial Group (translation in English).

2.1(1)	Form of Share Certificate of KB Financial Group’s common stock, par value ￦5,000 per share (translation in English).

2.2(2)	Form of Fifth Amended and Restated Deposit Agreement among KB Financial Group, JPMorgan Chase Bank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, evidencing American depositary shares, including the form of American depositary receipt.

2.3(3)	Description of KB Financial Group’s Capital Stock.

2.4(4)	Description of KB Financial Group’s American Depositary Shares.

8.1(5)	List of subsidiaries of KB Financial Group.

11.1(6)	Code of Ethics.

12.1	Section 302 certifications.

13.1	Section 906 certifications.

97.1(7)	KB Financial Group’s Clawback Policy for Misstatements of Financial Statements.

101.INS	Inline XBRL Instance Document -the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101 within Inline XBRL Document.

(1)	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on June 15, 2009 (https://www.sec.gov/Archives/edgar/data/1445930/000095012309013901/h03411exv2w1.htm).
(2)	Incorporated by reference to the registrant’s filing on Form F-6 (No. 333-208008), filed on November 13, 2015 (https://www.sec.gov/Archives/edgar/data/1445930/000119380515001876/e614274_ex99-a.htm).
(3)	Incorporated by reference to “Item 10.B. Memorandum and Articles of Association—Description of Capital Stock” of this annual report.
(4)

Incorporated by reference to exhibit 2.4 to the registrant’s filing on Form 20-F (No. 000-53445) filed on April 24, 2020 (https://www.sec.gov/Archives/edgar/data/1445930/000119312520118233/d862752dex24.htm).

(5)	Incorporated by reference to Note 41 of the consolidated financial statements of the registrant included in this annual report.
(6)	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on April 28, 2016 (https://www.sec.gov/Archives/edgar/data/1445930/000119312516561071/d181570dex111.htm).
(7)	Incorporated by reference to the registrant’s filing on Form 20-F (No. 000-53445), filed on April 26, 2024 (https://www.sec.gov/Archives/edgar/data/1445930/000119312524115465/d727549dex971.htm).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KB FINANCIAL GROUP INC.
(Registrant)

/s/ Jong Hee Yang
(Signature)

Jong Hee Yang
Chairman and Chief Executive Officer
(Name and Title)

Date: April 28, 2026

Report of Independent Registered Public Accounting Firm
To the board of directors and shareholders
KB Financial Group Inc.:
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of KB Financial Group Inc. and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
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
Allowance for expected credit losses on loans measured at amortized cost
As described in Note 10 to the consolidated financial statements, loans measured at amortized cost amount to ￦497,384,240 million, with allowances for credit losses of ￦5,406,196 million as of December 31, 2025. The Group measures expected credit losses on loans measured at amortized cost based on both individual and collective assessments. Individual assessment of expected credit losses is performed based on estimates of future forecast cash flow, and collective assessment of expected credit losses is involved with a variety and complex variable inputs and assumptions that requires management’s estimates and judgments.
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
Loss ratio assumptions used to estimate fulfillment cash flows of the insurance contracts
As described in Note 38 to the consolidated financial statements, the net book value of the liability for remaining coverage was ￦50,330,602 million, which is presented as insurance contract liabilities, reinsurance contract liabilities, insurance contract assets, and reinsurance contract assets in the consolidated statement of financial position as of December 31, 2025. The Group estimates future cash flows using various actuarial assumptions as inputs. Among the actuarial assumptions, the calculation of loss ratio assumptions includes various and complex inputs, including historical data, and management’s estimates and judgment.
The principal considerations for our determination that performing procedures relating to the loss ratio assumptions used to estimate fulfillment cash flows of the insurance contracts is a critical audit matter are: (i) there was significant judgment by management in determining the loss ratio, which in turn led to a high degree of auditor subjectivity in performing procedures related to the estimation fulfillment cash flows of the insurance contracts; (ii) there was significant judgment and effort in evaluating audit evidence related to these models, judgments and assumptions used to determine the loss ratio; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the estimation process, which included controls over the loss ratio assumptions used to estimate fulfillment cash flows of the insurance contracts. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process to evaluate the reasonableness and accuracy of the loss ratio assumption by performing recalculations and other procedures, and test the accuracy and completeness of the historical data used in management’s estimates by reconciling the data to supporting documents.
/s/ Samil PricewaterhouseCoopers
Seoul, the Republic of Korea
April 28, 2026
We have served as the Group’s auditor since
2022.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2025

	Dec. 31 2024		Dec. 31 2025		Dec. 31 2025
					Translation into U.S. dollars (Note 3)
	(In millions of Korean won)				(In thousands)
ASSETS
Cash and due from financial institutions	￦	29,869,111	￦	34,776,877	US$	24,074,540
Financial assets at fair value through profit or loss		79,450,093		89,862,530		62,207,974
Derivative financial assets		11,730,767		8,178,056		5,661,318
Loans measured at amortized cost		472,071,840		491,978,044		340,575,296
Financial investments		131,009,464		134,986,677		93,445,486
Investments in associates and joint ventures		947,390		1,137,184		787,223
Insurance contract assets		276,191		271,152		187,707
Reinsurance contract assets		1,497,147		1,515,854		1,049,361
Property and equipment		5,390,015		5,133,801		3,553,910
Investment property		3,759,176		3,224,180		2,231,962
Intangible assets		1,966,684		1,609,427		1,114,137
Net defined benefit assets		258,500		353,366		244,620
Current income tax assets		339,855		388,589		269,004
Deferred income tax assets		278,824		193,034		133,629
Assets held for sale		136,838		174,919		121,089
Assets included in disposal groups classified as held for sale		—		94,215		65,221
Other assets		18,863,637		24,045,128		16,645,410

Total assets	￦	757,845,532	￦	797,923,033	US$	552,367,887

LIABILITIES
Financial liabilities at fair value through profit or loss	￦	10,720,231	￦	11,320,590	US$	7,836,759
Derivative financial liabilities		11,783,494		8,234,289		5,700,245
Deposits		435,687,897		462,397,026		320,097,626
Borrowings		68,077,012		70,728,396		48,962,234
Debentures		76,171,257		80,049,270		55,414,676
Insurance contract liabilities		55,863,701		56,790,030		39,313,302
Reinsurance contract liabilities		56,266		59,648		41,292
Provisions		927,632		1,264,390		875,283
Net defined benefit liabilities		100,187		100,088		69,287
Current income tax liabilities		530,720		610,484		422,612
Deferred income tax liabilities		1,682,292		1,819,080		1,259,271
Liabilities included in disposal groups classified as held for sale		—		68,290		47,274
Other liabilities		36,429,662		43,651,463		30,218,036

Total liabilities		698,030,351		737,093,044		510,257,897

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
AS OF DECEMBER 31, 2024 AND 2025

	Dec. 31 2024		Dec. 31 2025		Dec. 31 2025
					Translation into U.S. dollars (Note 3)
	(In millions of Korean won)				(In thousands)
TOTAL EQUITY
Share capital		2,090,558		2,090,558		1,447,203
Hybrid securities		5,082,578		4,359,388		3,017,817
Capital surplus		16,646,734		16,633,518		11,514,671
Accumulated other comprehensive income		496,922		(467,456)		(323,600)
Retained earnings		34,808,220		38,333,741		26,536,804
Treasury shares		(1,236,060)		(1,901,538)		(1,316,353)

Equity attributable to shareholders of the Parent Company		57,888,952		59,048,211		40,876,542
Non-controlling interests		1,926,229		1,781,778		1,233,448

Total equity		59,815,181		60,829,989		42,109,990

Total liabilities and equity	￦	757,845,532	￦	797,923,033	US$	552,367,887

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

	2023		2024		2025		2025
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Interest income	￦	29,142,024	￦	30,491,385	￦	29,156,100	US$	20,183,518
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		27,705,759		29,001,556		27,682,743		19,163,576
Interest income from financial instruments at fair value through profit or loss		1,415,366		1,458,512		1,436,152		994,186
Insurance finance interest income		20,899		31,317		37,205		25,756
Interest expense		(16,961,164)		(17,664,671)		(16,083,007)		(11,133,575)
Interest expense		(15,426,706)		(16,186,914)		(14,578,519)		(10,092,083)
Insurance finance interest expense		(1,534,458)		(1,477,757)		(1,504,488)		(1,041,492)

Net interest income		12,180,860		12,826,714		13,073,093		9,049,943

Fee and commission income		5,368,074		5,481,843		5,773,521		3,996,761
Fee and commission expense		(1,694,550)		(1,632,216)		(1,675,234)		(1,159,692)

Net fee and commission income		3,673,524		3,849,627		4,098,287		2,837,069

Insurance income		11,005,471		11,456,191		12,376,546		8,567,752
Insurance income		10,322,356		11,017,155		11,651,881		8,066,098
Reinsurance income		683,115		439,036		724,665		501,654
Insurance expense		(9,558,619)		(9,806,430)		(11,073,173)		(7,665,483)
Insurance service expense		(8,720,568)		(8,884,168)		(10,213,199)		(7,070,160)
Reinsurance expense		(838,051)		(922,262)		(859,974)		(595,323)

Net insurance income		1,446,852		1,649,761		1,303,373		902,269

Net gains (losses) on financial instruments at fair value through profit or loss		2,163,065		1,012,081		3,380,205		2,339,971

Other insurance finance income (expenses)		(572,476)		(437,001)		(1,026,721)		(710,757)

Net other operating expenses		(2,712,989)		(1,873,011)		(2,883,075)		(1,995,829)

General and administrative expenses		(6,647,406)		(6,938,624)		(7,064,573)		(4,890,501)

Operating income before provision for credit losses		9,531,430		10,089,547		10,880,589		7,532,165

Provision for credit losses		(3,146,409)		(2,044,286)		(2,362,878)		(1,635,719)

Net operating income		6,385,021		8,045,261		8,517,711		5,896,446

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)
FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

	2023		2024		2025		2025
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Share of profit (loss) of associates and joint ventures		33,110		(16,884)		26,852		18,589
Net other non-operating income (expenses)		(297,980)		(1,043,130)		(361,417)		(250,194)

Net non-operating income (expenses)		(264,870)		(1,060,014)		(334,565)		(231,605)

Profit before income tax expense		6,120,151		6,985,247		8,183,146		5,664,841

Income tax expense		(1,593,817)		(1,956,641)		(2,342,431)		(1,621,564)

Profit for the year	￦	4,526,334	￦	5,028,606	￦	5,840,715	US$	4,043,277

Items that will not be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	￦	(72,170)	￦	(85,375)	￦	28,017	US$	19,395
Share of other comprehensive income (loss) of associates and joint ventures		(2)		—		—		—
Gains (losses) on equity securities at fair value through other comprehensive income		69,605		(254,864)		124,513		86,195
Fair value changes on financial liabilities designated at fair value through profit or loss due to own credit risk		(52,863)		(5,514)		(3,222)		(2,230)

		(55,430)		(345,753)		149,308		103,360

Items that may be reclassified subsequently to profit or loss
Currency translation differences		317		582,872		(28,814)		(19,946)
Gains (losses) on debt securities at fair value through other comprehensive income		3,304,471		1,468,299		(1,992,733)		(1,379,484)
Shares of other comprehensive income (loss) of associates and joint ventures		26		165		2,018		1,397
Gains (losses) on cash flow hedging instruments		53,923		34,741		(289,508)		(200,415)
Gains (losses) on hedging instruments of net investments in foreign operations		(14,659)		(186,708)		39,631		27,435
Insurance finance incomes(expenses)		(2,117,504)		(3,176,328)		1,159,681		802,797

		1,226,574		(1,276,959)		(1,109,725)		(768,216)

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)
FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

	2023		2024		2025		2025
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won, except per share amounts)						(In thousands, except per share amounts)
Other comprehensive income for the year, net of tax		1,171,144		(1,622,712)		(960,417)		(664,856)

Total comprehensive income for the year	￦	5,697,478	￦	3,405,894	￦	4,880,298	US$	3,378,421

Profit attributable to:
Shareholders of the Parent Company		4,594,835		5,078,221		5,833,162		4,038,048
Non-controlling interests		(68,501)		(49,615)		7,553		5,229

	￦	4,526,334	￦	5,028,606	￦	5,840,715	US$	4,043,277

Total comprehensive income for the year attributable to:
Shareholders of the Parent Company		5,772,352		3,419,852		4,878,528		3,377,195
Non-controlling interests		(74,874)		(13,958)		1,770		1,226

	￦	5,697,478	￦	3,405,894	￦	4,880,298	US$	3,378,421

Earnings per share
Basic earnings per share	￦	11,483	￦	12,880	￦	15,410	US$	10.67
Diluted earnings per share		11,218		12,726		15,261		10.56
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

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

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2024	￦	2,090,558	￦	5,032,803	￦	16,647,916	￦	2,152,644	￦	—	￦	31,934,600	￦	(1,165,837)	￦	1,943,506	￦	58,636,190

Comprehensive income for the year
Profit for the year		—		—				—		—		5,078,221		—		(49,615)		5,028,606
Remeasurements of net defined benefit liabilities		—		—		—		(85,946)		—		—		—		571		(85,375)
Currency translation differences		—		—		—		547,337		—		—		—		35,535		582,872
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		1,216,509		—		(2,647)		—		(427)		1,213,435
Share of other comprehensive income of associates and joint ventures		—		—		—		165		—		—		—		—		165
Gains (losses) on cash flow hedging instruments		—		—		—		34,763		—		—		—		(22)		34,741
Losses on hedging instruments of net investments in foreign operations		—		—		—		(186,708)		—		—		—		—		(186,708)
Insurance finance expenses		—		—		—		(3,176,328)		—		—		—		—		(3,176,328)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(5,514)		—		—		—		—		(5,514)

Total comprehensive income for the year		—		—		—		(1,655,722)		—		5,075,574		—		(13,958)		3,405,894
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(587,006)		—		—		(587,006)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(899,971)		—		—		(899,971)
Issuance of hybrid securities		—		399,059		—		—		—		—		—		756,317		1,155,376
Dividends on hybrid securities		—		—		—		—		—		(199,800)		—		(77,162)		(276,962)
Repayment on hybrid securities		—		(349,284)		—		—		—		—		—		(659,866)		(1,009,150)
Acquisition of treasury shares		—		—		—		—		—		—		(820,000)		—		(820,000)
Disposal of treasury shares		—		—		3,975		—		—		—		234,600		—		238,575
Retirement of treasury shares		—		—		—		—		—		(515,177)		515,177		—		—
Ownership changes in subsidiaries		—		—		—		—		—		—		—		12,198		12,198
Others		—		—		(5,157)		—		—		—		—		(34,806)		(39,963)

Total transactions with shareholders		—		49,775		(1,182)		—		—		(2,201,954)		(70,223)		(3,319)		(2,226,903)
Balance as of December 31, 2024	￦	2,090,558	￦	5,082,578	￦	16,646,734	￦	496,922	￦	—	￦	34,808,220	￦	(1,236,060)	￦	1,926,229	￦	59,815,181

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2025		2,090,558	￦	5,082,578	￦	16,646,734	￦	496,922	￦	—	￦	34,808,220	￦	(1,236,060)	￦	1,926,229	￦	59,815,181

Comprehensive income for the year
Profit for the year		—		—		—		—		—		5,833,162		—		7,553		5,840,715
Remeasurements of net defined benefit liabilities		—		—		—		28,615		—		—		—		(598)		28,017
Currency translation differences		—		—		—		(47,362)		—		—		—		18,548		(28,814)
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(1,877,909)		—		9,744		—		(55)		(1,868,220)
Share of other comprehensive income of associates and joint ventures		—		—		—		2,018		—		—		—		—		2,018
Losses on cash flow hedging instruments		—		—		—		(265,830)		—		—		—		(23,678)		(289,508)
Gains on hedging instruments of net investments in foreign operations		—		—		—		39,631		—		—		—		—		39,631
Insurance finance income		—		—		—		1,159,681		—		—		—		—		1,159,681
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(3,222)		—		—		—		—		(3,222)

Total comprehensive income for the year		—		—		—		(964,378)		—		5,842,906		—		1,770		4,880,298
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(298,285)		—		—		(298,285)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(1,004,006)		—		—		(1,004,006)
Issuance of hybrid securities		—		404,028		—		—		—		—		—		—		404,028
Dividends on hybrid securities		—		—		—		—		—		(202,392)		—		(102,549)		(304,941)
Redemption of hybrid securities		—		(1,127,218)		—		—		—		—		—		—		(1,127,218)
Acquisition of treasury shares		—		—		—		—		—		—		(1,480,000)		—		(1,480,000)
Retirement of treasury share		—		—		—		—		—		(814,522)		814,522		—		—
Ownership changes in subsidiaries		—		—		(10,401)		—		—		—		—		(22,070)		(32,471)
Others		—		—		(2,815)		—		—		1,820		—		(21,602)		(22,597)

Total transactions with shareholders		—		(723,190)		(13,216)		—		—		(2,317,385)		(665,478)		(146,221)		(3,865,490)
Balance as of December 31, 2025	￦	2,090,558	￦	4,359,388	￦	16,633,518	￦	(467,456)	￦	—	￦	38,333,741	￦	(1,901,538)	￦	1,781,778	￦	60,829,989

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Accumulated other comprehensive income relating to assets of a disposal group held for sale		Retained earnings		Treasury shares		Non-controlling interests		Total equity
	(In millions of Korean won)
Balance as of January 1, 2025	US$	1,447,203	US$	3,518,451	US$	11,523,820	US$	343,998	US$	—	US$	24,096,238	US$	(855,671)	US$	1,333,445	US$	41,407,484

Comprehensive income for the year
Profit for the year		—		—		—		—		—		4,038,048		—		5,229		4,043,277
Remeasurements of net defined benefit liabilities		—		—		—		19,809		—		—		—		(414)		19,395
Currency translation differences		—		—		—		(32,787)		—		—		—		12,841		(19,946)
Gains(losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(1,299,996)		—		6,745		—		(38)		(1,293,289)
Share of other comprehensive income of associates and joint ventures		—		—		—		1,397		—		—		—		—		1,397
Losses on cash flow hedging instruments		—		—		—		(184,023)		—		—		—		(16,392)		(200,415)
Gains on hedging instruments of net investments in foreign operations		—		—		—		27,435		—		—		—		—		27,435
Insurance finance expenses		—		—		—		802,797		—		—		—		—		802,797
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(2,230)		—		—		—		—		(2,230)

Total comprehensive income for the year		—		—		—		(667,598)		—		4,044,793		—		1,226		3,378,421
Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		—		(206,490)		—		—		(206,490)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		—		(695,030)		—		—		(695,030)
Issuance of hybrid securities		—		279,691		—		—		—		—		—		—		279,691
Dividends on hybrid securities		—		—		—		—		—		(140,107)		—		(70,991)		(211,098)
Redemption of hybrid securities		—		(780,325)		—		—		—		—		—		—		(780,325)
Acquisition of treasury shares		—		—		—		—		—		—		(1,024,541)		—		(1,024,541)
Retirement of treasury shares		—		—		—		—		—		(563,859)		563,859		—		—
Ownership changes in subsidiaries		—		—		(7,200)		—		—		—		—		(15,278)		(22,478)
Others		—		—		(1,949)		—		—		1,259		—		(14,954)		(15,644)

Total transactions with shareholders		—		(500,634)		(9,149)		—		—		(1,604,227)		(460,682)		(101,223)		(2,675,915)
Balance as of December 31, 2025	US$	1,447,203	US$	3,017,817	US$	11,514,671	US$	(323,600)	US$	—	US$	26,536,804	US$	(1,316,353)	US$	1,233,448	US$	42,109,990

the above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

	2023		2024		2025		2025
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from operating activities:
Profit for the year	￦	4,526,334	￦	5,028,606	￦	5,840,715	US$	4,043,277

Adjustment for non-cash items
Net losses (gains) on financial assets at fair value through profit or loss		(1,793,351)		29,212		(2,246,763)		(1,555,338)
Net losses on derivative financial instruments for hedging purposes		53,073		168,387		61,260		42,408
Provision for credit losses		3,146,409		2,044,286		2,362,878		1,635,719
Net losses (gains) on financial investments		255,989		103,986		(100,042)		(69,255)
Share of loss (profit) of associates and joint ventures		(33,110)		16,884		(26,852)		(18,589)
Depreciation and amortization expense		865,927		916,295		914,686		633,198
Other net losses (gains) on property and equipment/intangible assets		131,270		145,164		(152,580)		(105,625)
Share-based payments		69,703		140,453		153,882		106,526
Post-employment benefits		155,720		177,481		192,787		133,458
Net interest expense		274,681		6,122		250,558		173,451
Losses on foreign currency translation		200,486		620,754		730,732		505,854
Insurance finance income		(7,695,017)		(10,922,966)		(10,823,339)		(7,492,533)
Reinsurance finance expense		1,318,610		1,659,880		1,241,676		859,559
Other expenses		827,254		793,690		860,422		595,634

		(2,222,356)		(4,100,372)		(6,580,695)		(4,555,533)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss		(6,247,689)		(700,633)		(7,550,760)		(5,227,067)
Derivative financial instruments		(152,753)		(207,969)		2,162		1,497
Loans measured at fair value through other comprehensive income		(252,695)		(646,377)		(548,985)		(380,039)
Loans measured at amortized cost		(15,308,932)		(27,515,988)		(23,368,272)		(16,176,852)
Current income tax assets		(39,627)		(95,539)		(48,734)		(33,736)
Deferred income tax assets		(84,148)		5,201		83,410		57,741
Other assets		(3,775,944)		1,393,446		(9,035,662)		(6,255,002)
Financial liabilities at fair value through profit or loss		(1,467,780)		(183,609)		(58,243)		(40,319)
Deposits		12,195,807		23,821,056		23,150,126		16,025,839
Current income tax liabilities		(853,347)		385,385		79,765		55,218
Deferred income tax liabilities		245,859		367,748		354,843		245,643
Other liabilities		9,967,626		(4,948,829)		5,483,916		3,796,279
Insurance contract assets		(146,335)		(46,550)		5,039		3,488
Reinsurance contract assets		(1,470,578)		(1,498,923)		(1,258,024)		(870,876)
Insurance contract liabilities		9,009,220		11,807,838		13,387,533		9,267,615
Reinsurance contract liabilities		37,217		49,018		(2,261)		(1,565)
Investment contract liabilities		148,937		1,106,677		4,290,505		2,970,133

		1,804,838		3,091,952		4,966,358		3,437,997

Net cash inflow from operating activities	￦	4,108,816	￦	4,020,186	￦	4,226,378	US$	2,925,741

(Continued)

KB FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

	2023		2024		2025		2025
							Translation into U.S. dollars (Note 3)
	(In millions of Korean won)						(In thousands)
Cash flows from investing activities:
Net cash flows from derivative financial instruments for hedging purposes	￦	(48,122)	￦	(44,552)	￦	(125,312)	US$	(86,748)
Disposal of financial asset at fair value through profit or loss		12,389,938		15,648,112		24,532,395		16,982,725
Acquisition of financial asset at fair value through profit or loss		(11,312,232)		(16,365,119)		(25,180,947)		(17,431,689)
Disposal of financial investments		43,472,217		45,225,323		52,496,175		36,340,850
Acquisition of financial investments		(47,125,014)		(47,328,121)		(57,231,392)		(39,618,838)
Disposal of investments in associates and joint ventures		99,834		98,497		257,829		178,484
Acquisition of investments in associates and joint ventures		(114,904)		(339,469)		(419,661)		(290,513)
Disposal of property and equipment		8,177		18,616		91,927		63,637
Acquisition of property and equipment		(350,138)		(337,178)		(333,440)		(230,826)
Disposal of investment property		3,669		264,948		675,864		467,872
Acquisition of investment property		(1,018,598)		(88,756)		(183,503)		(127,031)
Disposal of intangible assets		5,359		21,073		11,702		8,101
Acquisition of intangible assets		(330,427)		(289,731)		(221,529)		(153,355)
Net cash flows from changes in ownership of subsidiaries		1,297,001		88,528		(264,868)		(183,357)
Others		(496,252)		(397,226)		356,861		247,038

Net cash outflow from investing activities		(3,519,492)		(3,825,055)		(5,537,899)		(3,833,650)

Cash flows from financing activities:
Net cash flows from derivative financial instruments for hedging purposes		(73,335)		(216,883)		(276,837)		(191,642)
Net increase (decrease) in borrowings		(2,223,069)		(4,358,474)		3,844,056		2,661,075
Increase in debentures		83,777,490		86,031,647		93,229,857		64,539,031
Decrease in debentures		(83,683,272)		(80,848,086)		(89,470,531)		(61,936,611)
Increase in other payables to trust accounts		2,333,656		89,900		2,905,896		2,011,627
Dividends paid to shareholders of the Parent Company		(1,151,900)		(1,486,978)		(1,302,291)		(901,520)
Issuance of hybrid securities		598,552		399,059		404,028		279,691
Repayment on hybrid securities		—		(350,000)		(1,130,000)		(782,251)
Dividends paid on hybrid securities		(184,915)		(199,800)		(202,392)		(140,107)
Acquisition of treasury shares		(571,745)		(820,000)		(1,480,000)		(1,024,541)
Redemption of principal of lease liabilities		(235,052)		(311,363)		(366,953)		(254,026)
Increase (decrease) in non-controlling interests		721,101		115,292		(103,724)		(71,804)
Others		(546,580)		(28,151)		(253,186)		(175,269)

Net cash inflow (outflow) from financing activities		(1,239,069)		(1,983,837)		5,797,923		4,013,653
Effect of exchange rate changes on cash and cash equivalents		(58,465)		570,985		(74,705)		(51,715)

Net increase (decrease) in cash and cash equivalents		(708,210)		(1,217,721)		4,411,697		3,054,029
Cash and cash equivalents at the beginning of the year		26,534,798		25,826,588		24,608,867		17,035,663

Cash and cash equivalents at the end of the year	￦	25,826,588	￦	24,608,867	￦	29,020,564	US$	20,089,692

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
The Parent Company’s share capital as of December 31, 2025, is ￦
2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.
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
2.1.1 The Group has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2025.

•
Amendment of International Accounting Standard (“IAS”) No. 21 “The Effects of Changes in Foreign Exchange Rates” and IFRS No.01 “First-time Adoption of International Financial Reporting Standards”—Lack of exchangeability

The amendments require the Group to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Group is exposed. These amendments do not have a material impact on the financial statements.

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2025 reporting period and have not been adopted by the Group.

•	Amendment of IFRS No.09 “Financial Instruments” and No.07 “Financial Instruments: Disclosures”
IFRS No.09
Financial Instruments
and IFRS No.07
Financial Instruments: Disclosures
have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The amendments do not have a significant impact on the financial statements.
These amendments:

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•
add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

•	IFRS Accounting Standards Annual Improvements Volume 11
IFRS Accounting Standards Annual Improvements Volume 11 will be effective for annual reporting periods beginning on or after January 1, 2026. These amendments do not have a significant impact on the financial statements.

•	IFRS No.01 “First-time adoption of International Financial Reporting Standards”: Hedge accounting by a first-time adopter

•	IFRS No.07 “Financial Instruments: Disclosures”: Gain or loss on derecognition, Application guidance

•	IFRS No.09 “Financial Instruments”: Derecognition of lease liabilities, Definition of transaction price

•	IFRS No.10 “Consolidated Financial Statements”: Determination of a ‘de facto agent’

•	IAS No.07 “Statement of Cash Flows”: Cost method

•	IFRS No.18 Presentation and Disclosures in Financial Statements
IFRS No.18 “Presentation and Disclosure in Financial Statements” replaces IFRS No.01 “Presentation of Financial Statements.” IFRS No.18 introduces new presentation requirements, particularly with respect to the definition of operating profit or loss, which are expected to enhance comparability of financial performance among similar entities. In addition, the disclosure requirements for management-defined performance measures are intended to improve transparency. The Standard is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. In accordance with the retrospective application requirements of the Standard, the Group will restate the comparative information for the year ending December 31, 2026 in accordance with IFRS No.18.
The Group has not yet adopted IFRS No.18 and is currently assessing the impact that the application of the Standard will have on its financial statements. The Group has prepared a transition plan and is on track to report their first IFRS
No.18-compliant
interim financial statements for the period ending March 31, 2027 and annual financial statements for the period ending December 31, 2027.

2.1.3 Retrospective application of changes in accounting policies for Insurance Contracts
In 2024, the Group changed its accounting policies, including those related to the recognition of insurance finance income or expenses, such as the change from the projected crediting rate approach to the effective yield approach under IFRS No. 17. These changes were made and accounted for in accordance with IAS No. 08, “Accounting Policies, Changes in Accounting Estimates, and Errors”. The Group determined that these changes in accounting policies provide reliable and relevant information to users of financial statements.
The effects of applying the changes in accounting policies on the comprehensive income statement for the year ended December 31, 2023 are as follows:
2.1.3.1 The consolidated statement of comprehensive income for the year ended December 31, 2023

(In millions of Korean won)	Before the effects of change in accounting policy		After the effects of change in accounting policy		Net increase (decrease)
Net Interest income	￦	12,141,717	￦	12,180,860	￦	39,143
Insurance finance interest income		23,954		20,899		(3,055)
Insurance finance interest expense		(1,576,656)		(1,534,458)		42,198
Net insurance income		1,422,952		1,446,852		23,900
Insurance income		10,978,808		11,005,471		26,663
Insurance income		10,295,693		10,322,356		26,663
Insurance expense		(9,555,856)		(9,558,619)		(2,763)
Insurance service expense		(8,718,748)		(8,720,568)		(1,820)
Reinsurance expense		(837,108)		(838,051)		(943)
Other insurance finance expenses		(459,135)		(572,476)		(113,341)
Net operating income		6,435,319		6,385,021		(50,298)
Net non-operating expenses		(264,870)		(264,870)		-
Profit before income tax expense		6,170,449		6,120,151		(50,298)
Income tax expense		(1,607,018)		(1,593,817)		13,201
Profit for the period		4,563,431		4,526,334		(37,097)
Other comprehensive income (loss), net of tax		1,066,624		1,171,144		104,520
Net Financial Income (Expense) of Insurance Contract Assets (Liabilities)		(2,222,024)		(2,117,504)		104,520
Total comprehensive income	￦	5,630,055	￦	5,697,478	￦	67,423
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

2.4 Critical Accounting Estimates (cont’d)

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
2.4.5 The judgment and estimation uncertainty in measurement of insurance contracts
2.4.5.1 Methods used to measure the future cash flows and estimation process of input variable
The estimated future cash flows are measured as the probability-weighted average of all possible outcomes, utilizing all reasonable and relevant information available without excessive cost or effort. Market and non-market
variables are considered in measuring the cash flows within the boundary of the insurance contract.

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

•
Lapse ratio: The lapse ratio is an estimate of future cancelations or lapses of insurance contracts among current customers of the insurance company. It is calculated for the purpose of predicting the level of future current premium payments and cancelation refunds. The statistics used for estimation primarily rely on experience statistics of the Group, and lapse ratio is calculated based on characteristics such as product type, distribution channel, payment method, and others, which can significantly affect lapse ratio.

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
2.4.5.5 Estimation of Investment Component
The investment component is the amount that the Group must repay to policyholders under insurance contracts in all circumstances, regardless of the occurrence of insurance events. The Group classifies cash outflows such as maturity refunds, cancelation refunds, annuity payments, and cash flows related to insurance policy loans as investment components.
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
non-controlling
interests even if this results in the
non-controlling
interests having a deficit balance.
Transactions with
non-controlling
interests that do not result in loss of control are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). The difference between fair value of any

3.1.1 Subsidiaries (cont’d)

consideration paid and carrying amount of the subsidiary’s net assets attributable to the additional interests acquired, is recorded in equity. Gains or losses on disposals to non-controlling
interests are also recorded in equity.
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
If associates or joint ventures use accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates or joint ventures’

3.1.2 Associates and joint ventures (cont’d)

accounting policies conform to those of the Group when the associates or joint ventures’ financial statements are used by the Group in applying the equity method.
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

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3:	Unobservable inputs for the asset or liability
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

3.3.2.2 Fair value (cont’d)

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

3.6 Expected Credit Losses of Financial Assets (Debt Instruments) (cont’d)

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
Credit delinquency information of Korea Credit Information Services, etc.
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
The

Group assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Group has derived a correlation between the time series data of
15
years or more and the key macroeconomic variables and calculates the expected credit losses by reflecting the results of the correlation on the risk component.
The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Benchmark interest rate	( + )
AA- rated corporate bond (3-year)	( + )
BBB- rated corporate bond (3-year)	( + )
Composite stock index	( - )
Rate of increase in housing transaction price index (Whole Country)	( - )
Rate of increase in housing transaction price index (Metropolitan Area)	( - )
WTI crude oil price	( + )
Growth rate of private consumption	( - )
Rate of increase or decrease in facilities investments	( - )
Rate of increase or decrease in construction investments	( - )
Unemployment rate	( + )
Household loan growth rate	( - )
CD distribution yield	( + )
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
As of December 31, 2025, the Group measures expected credit losses by applying a probability-weighted approach incorporating multiple macroeconomic scenarios, including optimistic, baseline, adverse, and crisis scenarios, taking into account potential credit risks arising from the uncertain domestic and global financial environment and the sharp economic downturn.
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
3.7.5 Embedded derivatives
An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative

3.7.5 Embedded derivatives (cont’d)

separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.
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

3.10.1.1 Recognition and measurement (cont’d)

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

3.11 Impairment of
Non-financial
Assets (cont’d)

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

3.14.2 Level of aggregation (cont’d)

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
3.14.5 Measurement: Insurance contracts not applying the premium allocation approach
3.14.5.1 Measurement on initial recognition
The group measures group of contracts as the sum of the fulfillment cash flows and the contractual service margin at the initial measurement. Fulfillment cash flows comprise estimates of future cash flows, an adjustment to reflect the time value of money and the financial risks related to the future cash flows, and a risk adjustment for non-financial
risk.

3.14.5.1 Measurement on initial recognition (cont’d)

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

3.14.5.2 Subsequent measurement of the general measurement model (cont’d)

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

3.14.5.3 Subsequent Measurement of the Variable Fee Approach (cont’d)

•
the amount recognized as insurance revenue because of the transfer of insurance contract services in the period, determined by the allocation of the contractual service margin remaining at the end of the reporting period (before any allocation) over the current and remaining coverage period

All adjustments to contractual service margins are measured, considering the present value of currency, which is currently measured, taking into account all financial variables that affect the fair value gains arising from the underlying items. When applying the variable fee approach, the changes in the fulfillment cash flows adjusting the contractual service margin is composed of changes in the Group’s share of the fair value of the underlying items and the changes in the fulfillment cash flows that do not vary based on returns on the underlying items. the changes in the fulfillment cash flows that do not vary based on returns on the underlying items are as follows:

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

3.14.5.5 Insurance revenue (cont’d)

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
Subsequently, the carrying amount of the liability for remaining coverage is calculated by adding the received premiums and the amortization of the insurance acquisition cash flows, and deducting the insurance acquisition cash flows and the amount recognized as insurance revenue for services provided. However, if the

3.14.6.1 Underlying insurance (cont’d)

insurance acquisition cash flows recognized as expenses when it incurs those costs because the coverage period of each contract in the group at initial recognition is no more than one year, the insurance acquisition cash flow is not considered for calculating the liability for remaining coverage.
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
3.14.7 Modification and derecognition
The Group derecognizes an insurance contract when the insurance contract is extinguished because of reasons such as obligation specified in the insurance contract having been expired, discharged or canceled. Additionally, if the conditions of the contract have changed to such an extent that the accounting treatment of the contract would have been significantly different had the new conditions existed from the beginning, the Group derecognizes the existing contract and recognizes it as a new contract. If the change in contract conditions is not significant, the Group accounts for it as a change in the estimate of fulfillment cash flows.
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

3.15 Provisions (cont’d)

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
3.17.4 Compound financial instruments
A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is

3.17.4 Compound financial instruments (cont’d)

extinguished by conversion or matured. Equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.
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
The present value of the defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The rate used to discount post-employment benefit obligations is determined by

3.19.1.2 Defined benefit plans (cont’d)

reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulted from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.
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
3.19.4 Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of

3.19.4 Termination benefits (cont’d)

employment. The Group recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of IAS No.37 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.
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
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax

3.20.2 Deferred income tax (cont’d)

liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
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

3.22 Lease (cont’d)

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
3.24 United States dollar amounts
The Group operates primarily in Korea and its official accounting records are maintained in Korean won. The U.S. dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean won amounts are expressed in U.S. dollars at the rate of ￦
1,444.6 to U.S. $1.00, the U.S. Federal Reserve Bank of New York buying exchange rate in effect at noon, December 31, 202
5
. Such convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, co uld h
ave been, or could in the future be, converted at this or any other rate of exchange.

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
The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Group by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, liquidity risk, credit concentration risk, strategy risk, reputation risk and foreign exchange settlement risk are recognized as the Group’s significant risks and measured and managed according to regulatory capital and internal capital standards.
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

4.2.3 Maximum exposure to credit risk
The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Financial assets
Due from financial institutions measured at amortized cost *	￦	27,790,121	￦	32,567,708
Financial assets at fair value through profit or loss:
Due from financial institutions measured at fair value through profit or loss		218,357		476,717
Securities measured at fair value through profit or loss		73,768,636		80,553,348
Loans measured at fair value through profit or loss		1,187,763		1,231,012
Derivatives		11,730,767		8,178,056
Loans measured at amortized cost *		472,071,840		491,978,044
Financial investments:
Securities measured at fair value through other comprehensive income		88,735,996		93,312,419
Securities measured at amortized cost *		37,113,552		35,067,192
Loans measured at fair value through other comprehensive income		1,446,628		1,995,083
Other financial assets *		14,404,227		19,069,696

		728,467,887		764,429,275

Off-balance sheet items
Acceptances and guarantees contracts		16,250,243		15,503,443
Financial guarantee contracts		6,674,740		7,209,320
Commitments		212,695,995		213,477,156

		235,620,978		236,189,919

	￦	964,088,865	￦	1,000,619,194

*	After netting of allowance
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

4.2.4.1 Credit risk exposure
Credit qualities of loans as of December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	￦	145,582,892	￦	7,629,290	￦	2,896	￦	—	￦	153,215,078
Grade 2		74,005,609		11,446,162		12,845		—		85,464,616
Grade 3		3,757,237		5,195,235		14,777		—		8,967,249
Grade 4		861,581		1,091,261		28,368		—		1,981,210
Grade 5		18,395		691,118		3,066,032		—		3,775,545

		224,225,714		26,053,066		3,124,918		—		253,403,698

Retail
Grade 1		175,229,905		4,814,560		6,804		—		180,051,269
Grade 2		8,048,905		4,071,783		39,224		—		12,159,912
Grade 3		4,213,155		1,546,848		33,207		—		5,793,210
Grade 4		315,926		368,863		34,997		—		719,786
Grade 5		49,595		867,276		1,182,000		—		2,098,871

		187,857,486		11,669,330		1,296,232		—		200,823,048

Credit card
Grade 1		11,554,106		195,328		—		—		11,749,434
Grade 2		5,528,025		584,962		—		—		6,112,987
Grade 3		2,575,397		1,640,995		—		—		4,216,392
Grade 4		12,202		476,827		—		—		489,029
Grade 5		1,068		320,083		589,481		—		910,632

		19,670,798		3,218,195		589,481		—		23,478,474

		431,753,998		40,940,591		5,010,631		—		477,705,220

Loans measured at fair value through other comprehensive income
Corporate
Grade1		1,402,334		—		—		—		1,402,334
Grade2		44,294		—		—		—		44,294
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		1,446,628		—		—		—		1,446,628

		1,446,628		—		—		—		1,446,628

	￦	433,200,626	￦	40,940,591	￦	5,010,631	￦	—	￦	479,151,848

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)

	December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	￦	150,735,198	￦	10,805,239	￦	16,285	￦	—	￦	161,556,722
Grade 2		76,244,644		12,311,562		17,076		—		88,573,282
Grade 3		3,875,195		5,515,745		24,507		—		9,415,447
Grade 4		832,704		1,454,812		46,665		—		2,334,181
Grade 5		8,535		731,636		2,744,600		—		3,484,771

		231,696,276		30,818,994		2,849,133		—		265,364,403

Retail
Grade 1		183,746,803		5,416,479		4,490		—		189,167,772
Grade 2		7,703,085		4,084,210		38,468		—		11,825,763
Grade 3		3,861,528		1,248,406		46,491		—		5,156,425
Grade 4		171,910		629,006		53,419		—		854,335
Grade 5		47,663		624,890		1,207,903		—		1,880,456

		195,530,989		12,002,991		1,350,771		—		208,884,751

Credit card
Grade 1		12,184,584		534,917		—		—		12,719,501
Grade 2		4,807,297		994,230		—		—		5,801,527
Grade 3		1,659,545		1,974,678		—		—		3,634,223
Grade 4		10,458		364,706		—		—		375,164
Grade 5		971		276,685		327,015		—		604,671

		18,662,855		4,145,216		327,015		—		23,135,086

		445,890,120		46,967,201		4,526,919		—		497,384,240

Loans measured at fair value through other comprehensive income
Corporate
Grade1		1,973,472		—		—		—		1,973,472
Grade2		21,611		—		—		—		21,611
Grade3		—		—		—		—		—
Grade4		—		—		—		—		—
Grade5		—		—		—		—		—

		1,995,083		—		—		—		1,995,083

		1,995,083		—		—		—		1,995,083

	￦	447,885,203	￦	46,967,201	￦	4,526,919	￦	—	￦	499,379,323

*	Before netting of allowance

4.2.4.1 Credit risk exposure (cont’d)

Credit qualities of loans graded according to internal credit ratings as of December 31, 2024 and 2025, are as follows:

	Range of probability of default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under
4.2.4.2 Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	￦	120,868,541	￦	8,349,217	￦	498,290	￦	129,716,048
Deposits and savings		2,792,768		127,130		11,704		2,931,602
Property and equipment		15,498,262		1,071,833		227,196		16,797,291
Real estate		214,770,163		21,195,798		2,167,580		238,133,541

	￦	353,929,734	￦	30,743,978	￦	2,904,770	￦	387,578,482

(In millions of Korean won)	December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Guarantees	￦	118,325,461	￦	13,368,234	￦	354,137	￦	132,047,832
Deposits and savings		3,263,931		152,943		10,512		3,427,386
Property and equipment		15,781,206		1,105,274		196,548		17,083,028
Real estate		224,337,077		22,748,365		1,956,575		249,042,017

	￦	361,707,675	￦	37,374,816	￦	2,517,772	￦	401,600,263

4.2.5 Credit risk of securities
Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2024 and 2025 are as follows:
(In millions of Korean won)

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	￦	33,733,935	￦	—	￦	—	￦	—	￦	33,733,935
Grade 2		3,396,100		—		—		—		3,396,100
Grade 3		913		—		—		—		913
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		37,130,948		—		—		—		37,130,948

Securities measured at fair value through other comprehensive income
Grade 1		81,797,910		—		—		—		81,797,910
Grade 2		6,933,807		—		—		—		6,933,807
Grade 3		4,279		—		—		—		4,279
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		88,735,996		—		—		—		88,735,996

		￦125,866,944	￦	—	￦	—	￦	—	￦	125,866,944

(In millions of Korean won)

	December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Securities measured at amortized cost *
Grade 1	￦	31,671,903	￦	—	￦	—	￦	—	￦	31,671,903
Grade 2		3,405,411		—		—		—		3,405,411
Grade 3		7,175		—		—		—		7,175
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		35,084,489		—		—		—		35,084,489

Securities measured at fair value through other comprehensive income
Grade 1		87,153,519		—		—		—		87,153,519
Grade 2		6,158,900		—		—		—		6,158,900
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

		93,312,419		—		—		—		93,312,419

	￦	128,396,908	￦	—	￦	—	￦	—	￦	128,396,908

*	Before netting of allowance

4.2.5 Credit risk of securities (cont’d)

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2024 and 2025, are as follows:

	Domestic				Foreign

Credit quality	KIS	NICE P&I	KAP	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 t o AAA	AA0 t o AAA	AA0 t o AAA	AA0 t o AAA	A- to AAA	A- to AAA	A3 t o Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 t o Baa1
Grade 3	BBB0 t o BBB+	BBB0 t o BBB+	BBB0 t o BBB+	BBB0 t o BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 t o BBB-	BB0 to BBB-	BB0 to BBB-	BB0 t o BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under
Credit qualities of debt securities denominated in Korean
won
are based on the
low
est credit rating by the domestic credit rating ag
enc
ies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.
4.2.6 Credit risk of due from financial institutions
Credit qualities of due from financial institutions as of December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	￦	26,483,963	￦	—	￦	—	￦	—	￦	26,483,963
Grade 2		583,640		—		—		—		583,640
Grade 3		62,223		—		—		—		62,223
Grade 4		18		—		—		—		18
Grade 5		661,849		—		—		—		661,849

	￦	27,791,693	￦	—	￦	—	￦	—	￦	27,791,693

(In millions of Korean won)

	December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost *
Grade 1	￦	30,869,922	￦	—	￦	—	￦	—	￦	30,869,922
Grade 2		789,076		—		—		—		789,076
Grade 3		122,333		—		—		—		122,333
Grade 4		—		—		—		—		—
Grade 5		787,727		—		—		—		787,727

	￦	32,569,058	￦	—	￦	—	￦	—	￦	32,569,058

*	Before netting of allowance
The classification criteria of the credit qualities of due from financial institutions as of December 31, 2024 and 2025, are the same as the criteria for securities other than equity securities.

4.2.7 Credit risk mitigation of derivative financial instruments
Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Deposits, savings, securities, and others	￦	1,437,204	￦	1,794,595
4.2.8 Credit risk concentration analysis
4.2.8.1 Classifications of loans by country as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)
	December 31, 2024*
	Retail		Corporate	Credit card		Total		%	Allowances		Carrying amount
Korea	￦	193,803,826	￦225,393,574	￦	23,436,170	￦	442,633,570	92.15	￦	(4,119,163)	￦	438,514,407
Europe		—	5,473,894		—		5,473,894	1.14		(61,124)		5,412,770
China		181,539	7,095,199		776		7,277,514	1.52		(30,204)		7,247,310
Japan		—	1,183,745		100		1,183,845	0.25		(2,947)		1,180,898
United States		—	5,350,298		—		5,350,298	1.11		(116,741)		5,233,557
Cambodia		3,575,153	4,315,485		1,114		7,891,752	1.64		(362,314)		7,529,438
Indonesia		1,968,896	4,003,127		34,642		6,006,665	1.25		(596,496)		5,410,169
Others		1,293,634	3,222,768		5,672		4,522,074	0.94		(344,392)		4,177,682

	￦	200,823,048	￦256,038,090	￦	23,478,474	￦	480,339,612	100.00	￦	(5,633,381)	￦	474,706,231

(In millions of Korean won)
	December 31, 2025*
	Retail	Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	￦201,645,600	￦	240,962,803	￦	23,103,760	￦	465,712,163	93.03	￦	(3,980,768)	￦	461,731,395
Europe	—		5,154,308		—		5,154,308	1.03		(43,112)		5,111,196
China	215,176		6,163,073		532		6,378,781	1.27		(16,091)		6,362,690
Japan	—		1,401,963		107		1,402,070	0.28		(3,668)		1,398,402
United States	—		4,147,154		—		4,147,154	0.83		(43,868)		4,103,286
Cambodia	3,844,218		3,917,299		726		7,762,243	1.55		(505,687)		7,256,556
Indonesia	1,618,552		3,783,985		23,768		5,426,305	1.08		(504,272)		4,922,033
Others	1,561,205		3,059,913		6,193		4,627,311	0.93		(308,730)		4,318,581

	￦208,884,751	￦	268,590,498	￦	23,135,086	￦	500,610,335	100.00	￦	(5,406,196)	￦	495,204,139

*	Amount includes loans measured at fair value through profit or loss, other comprehensive income, and amortized cost.

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	December 31, 2024
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	29,395,390	11.48	￦	(258,612)	￦	29,136,778
Manufacturing		55,635,406	21.73		(602,712)		55,032,694
Service		113,938,671	44.50		(1,132,799)		112,805,872
Wholesale and retail		31,112,210	12.15		(552,209)		30,560,001
Construction		6,782,310	2.65		(279,959)		6,502,351
Public sector		2,460,655	0.96		(66,475)		2,394,180
Others		16,713,448	6.53		(276,057)		16,437,391

	￦	256,038,090	100.00	￦	(3,168,823)	￦	252,869,267

(In millions of Korean won)

	December 31, 2025
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	34,869,986	12.99	￦	(341,248)	￦	34,528,738
Manufacturing		59,136,193	22.02		(549,071)		58,587,122
Service		117,185,024	43.63		(1,098,958)		116,086,066
Wholesale and retail		31,816,635	11.85		(554,985)		31,261,650
Construction		6,399,017	2.38		(258,485)		6,140,532
Public sector		2,653,414	0.98		(60,287)		2,593,127
Others		16,530,229	6.15		(327,004)		16,203,225

	￦	268,590,498	100.00	￦	(3,190,038)	￦	265,400,460

4.2.8.3 Classifications of retail loans and credit card receivables as of December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	December 31, 2024
	Loans		%	Allowances		Carrying amount
Housing loan	￦	104,273,035	46.49	￦	(283,861)	￦	103,989,174
General loan		96,550,013	43.04		(1,303,956)		95,246,057
Credit card		23,478,474	10.47		(876,740)		22,601,734

	￦	224,301,522	100.00	￦	(2,464,557)	￦	221,836,965

(In millions of Korean won)

	December 31, 2025
	Loans		%	Allowances		Carrying amount
Housing loan	￦	113,218,721	48.80	￦	(352,721)	￦	112,866,000
General loan		95,666,030	41.23		(1,147,533)		94,518,497
Credit card		23,135,086	9.97		(715,904)		22,419,182

	￦	232,019,837	100.00	￦	(2,216,158)	￦	229,803,679

4.2.8.4 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2024 and 2025, are as follows:
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

4.2.8.4 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)

	December 31, 2025
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Government and government funded institutions	￦	548,066	1.68	￦	—	￦	548,066
Finance and insurance		32,020,992	98.32		(1,350)		32,019,642

		32,569,058	100.00		(1,350)		32,567,708

Due from financial institutions measured at fair value through profit or loss
Finance and insurance		476,717	100.00		—		476,717

		476,717	100.00		—		476,717

Securities measured at fair value through profit or loss
Government and government funded institutions		27,525,884	34.17		—		27,525,884
Finance and insurance		37,931,231	47.09		—		37,931,231
Others		15,096,233	18.74		—		15,096,233

		80,553,348	100.00		—		80,553,348

Derivative financial assets
Government and government funded institutions		54,733	0.67		—		54,733
Finance and insurance		7,266,345	88.85		—		7,266,345
Others		856,978	10.48		—		856,978

		8,178,056	100.00		—		8,178,056

Securities measured at fair value through other comprehensive income
Government and government funded institutions		57,326,535	61.44		—		57,326,535
Finance and insurance		24,060,595	25.78		—		24,060,595
Others		11,925,289	12.78		—		11,925,289

		93,312,419	100.00		—		93,312,419

Securities measured at amortized cost
Government and government funded institutions		14,338,528	40.87		(1,054)		14,337,474
Finance and insurance		20,570,329	58.63		(15,924)		20,554,405
Others		175,632	0.50		(319)		175,313

		35,084,489	100.00		(17,297)		35,067,192

	￦	250,174,087		￦	(18,647)	￦	250,155,440

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2024 and 2025, are as follows:
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

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)

	December 31, 2025
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Korea	￦	22,609,374	69.42	￦	(548)	￦	22,608,826
United States		3,471,363	10.66		—		3,471,363
Others		6,488,321	19.92		(802)		6,487,519

		32,569,058	100.00		(1,350)		32,567,708

Due from financial institutions measured at fair value through profit or loss
Korea		64,438	13.52		—		64,438
Others		412,279	86.48		—		412,279

		476,717	100.00		—		476,717

Securities measured at fair value through profit or loss
Korea		70,010,515	86.91		—		70,010,515
United States		4,926,498	6.12		—		4,926,498
Others		5,616,335	6.97		—		5,616,335

		80,553,348	100.00		—		80,553,348

Derivative financial assets
Korea		3,771,700	46.12		—		3,771,700
United States		1,673,866	20.47		—		1,673,866
France		554,494	6.78		—		554,494
Singapore		484,154	5.92		—		484,154
Japan		190,955	2.33				190,955
Others		1,502,887	18.38		—		1,502,887

		8,178,056	100.00		—		8,178,056

Securities measured at fair value through other comprehensive income
Korea		85,875,358	92.03		—		85,875,358
United States		4,292,703	4.60		—		4,292,703
Others		3,144,358	3.37		—		3,144,358

		93,312,419	100.00		—		93,312,419

Securities measured at amortized cost
Korea		30,412,261	86.69		(12,295)		30,399,966
United States		786,213	2.24		(755)		785,458
Others		3,886,015	11.07		(4,247)		3,881,768

		35,084,489	100.00		(17,297)		35,067,192

	￦	250,174,087		￦	(18,647)	￦	250,155,440

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

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance
sheet items as of December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	December 31, 2024
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss 1	￦	2,717,732	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,717,732
Financial liabilities designated at fair value through profit or loss 1		8,002,499		—		—		—		—		—		8,002,499
Derivatives held for trading 1		11,409,695		—		—		—		—		—		11,409,695
Derivatives held for hedging 2		—		7,538		12,221		85,101		64,760		(3,206)		166,414
Deposits 3		181,232,114		41,663,882		57,643,486		137,677,588		24,822,029		1,437,036		444,476,135
Borrowings		10,613,810		17,508,577		7,562,405		22,180,471		10,360,622		1,263,467		69,489,352
Debentures		1,113		4,138,143		6,683,638		21,458,905		42,772,744		5,955,515		81,010,058
Lease liabilities		196		30,683		56,903		227,390		606,547		122,502		1,044,221
Other financial liabilities		108,979		22,138,250		147,660		331,842		1,174,845		171,549		24,073,125

	￦	214,086,138	￦	85,487,073	￦	72,106,313	￦	181,961,297	￦	79,801,547	￦	8,946,863	￦	642,389,231

Off-balance sheet items
Commitments 4	￦	212,695,995	￦	—	￦	—	￦	—	￦	—	￦	—	￦	212,695,995
Acceptances and guarantees contracts 5		16,250,243		—		—		—		—		—		16,250,243
Financial guarantee contracts 5		6,674,740		—		—		—		—		—		6,674,740

	￦	235,620,978	￦	—	￦	—	￦	—	￦	—	￦	—	￦	235,620,978

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance
sheet items as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)

	December 31, 2025
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities at fair value through profit or loss 1	￦	3,339,572	￦	—	￦	—	￦	—	￦	—	￦	—	￦	3,339,572
Financial liabilities designated at fair value through profit or loss 1		7,981,018		—		—		—		—		—		7,981,018
Derivatives held for trading 1		7,687,304		—		—		—		—		—		7,687,304
Derivatives held for hedging 2		—		10,774		12,157		263,427		81,649		(58)		367,949
Deposits 3		201,772,650		40,440,335		56,336,873		142,245,329		28,884,608		1,203,556		470,883,351
Borrowings		11,635,724		20,378,309		7,077,101		21,534,773		10,042,532		1,121,266		71,789,705
Debentures		868		4,812,305		7,215,145		26,911,817		43,479,691		2,313,102		84,732,928
Lease liabilities		609		33,862		58,736		232,067		619,002		26,140		970,416
Other financial liabilities		754,678		28,772,873		142,050		486,329		1,127,692		164,919		31,448,541

	￦	233,172,423	￦	94,448,458	￦	70,842,062	￦	191,673,742	￦	84,235,174	￦	4,828,925	￦	679,200,784

Off-balance sheet items
Commitments 4	￦	213,477,156	￦	—	￦	—	￦	—	￦	—	￦	—	￦	213,477,156
Acceptances and guarantees contracts 5		15,503,443		—		—		—		—		—		15,503,443
Financial guarantee contracts 5		7,209,320		—		—		—		—		—		7,209,320

	￦	236,189,919	￦	—	￦	—	￦	—	￦	—	￦	—	￦	236,189,919

1
Financial liabilities measured or designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

2	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
3	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
4	Unused lines of credit within commitments are included in the ‘On demand’ category because payments can be requested at any time.
5	Cash flows under acceptances and financial guarantee contracts are classified based on the earliest period that the contract can be executed.

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received (paid) of net-settled derivatives	￦	1,402	￦	6,654	￦	22,907	￦	51,167	￦	—	￦	82,130
Cash flow to be received of gross-settled derivatives		146,467		168,634		1,477,861		3,147,437		—		4,940,399
Cash flow to be paid of gross-settled derivatives		(192,685)		(272,362)		(1,616,687)		(3,663,434)		—		(5,745,168)

(In millions of Korean won)	December 31, 2025
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Cash flow to be received (paid) of net-settled derivatives	￦	(26)	￦	3,844	￦	13,411	￦	16,830	￦	—	￦	34,059
Cash flow to be received of gross-settled derivatives		226,373		299,796		1,602,656		3,803,241		—		5,932,066
Cash flow to be paid of gross-settled derivatives		(277,652)		(406,140)		(1,770,081)		(4,313,738)		—		(6,767,611)
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
(Basel III standardized approach definitions by risk type)

Sensitivities-based risk	Interest rate risk group	GIRR	The risk associated with risk-free interest rates (typically OIS rates) defined by currency and maturity.

		CSR	The risk associated with the issuer’s interest rate credit spread, defined by creditworthiness and sector.

	Equity risk group		The risk factors associated with equity, defined by market capitalization, economic conditions, and sector

	Foreign exchange risk group		The risk factors associated with exchange rate, defined by currency pairs

	Commodity risk group		The risk factors associated with commodities, defined by commodity types.

Default risk			Issuer default risk in securities (bonds, etc.) and derivatives.

Residual risk			Additional risks imposed on non-standard underlying asset products, etc.
Required equity capital of subsidiaries according to Basel III standardized approach for the year ended December 31, 2024 and 2025, are as follows:
Kookmin Bank

(In millions of Korean won)	2024
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2024
	￦	417,756	￦	52,293	￦	1,070	￦	471,119

(In millions of Korean won)	2025
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2025
	￦	427,455	￦	63,128	￦	1,243	￦	491,826

4.4.3.3 Basel III standardized approach (cont’d)

KB Securities Co., Ltd.

(In millions of Korean won)	2024
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2024
	￦	612,879	￦	282,755	￦	8,303	￦	903,937

(In millions of Korean won)	2025
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2025
	￦	779,454	￦	354,958	￦	8,149	￦	1,142,561
KB Kookmin Card Co., Ltd.

(In millions of Korean won)	2024
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2024
	￦	40,454	￦	—	￦	—	￦	40,454

(In millions of Korean won)	2025
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2025
	￦	37,487	￦	—	￦	—	￦	37,487
KB Asset Management Co., Ltd.

(In millions of Korean won)	2024
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2024
	￦	6,460	￦	747	￦	—	￦	7,207

(In millions of Korean won)	2025
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2025
	￦	25,461	￦	2,447	￦	—	￦	27,908
KB Capital Co., Ltd.

(In millions of Korean won)	2024
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2024
	￦	13,052	￦	—	￦	—	￦	13,052

(In millions of Korean won)	2025
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2025
	￦	13,486	￦	—	￦	—	￦	13,486

4.4.3.3 Basel III standardized approach (cont’d)

KB Investment Co., Ltd.

(In millions of Korean won)	2024
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2024
	￦	61,802	￦	5,597	￦	1	￦	67,400

(In millions of Korean won)	2025
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2025
	￦	97,962	￦	10,478	￦	5	￦	108,445
KB Data System Co., Ltd.

(In millions of Korean won)	2024
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2024
	￦	427	￦	—	￦	—	￦	427

(In millions of Korean won)	2025
	Sensitivities-based risk		Default risk		Residual risk		Dec. 31, 2025
	￦	369	￦	—	￦	—	￦	369
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

4.4.4.1 Qualitative disclosure (cont’d)

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

4.4.4.1 Qualitative disclosure (cont’d)

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
(a) Kookmin Bank
ΔEVE is calculated by applying six interest rate shock and stress scenarios, and ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024				December 31, 2025
	Changes in the economic value of equity capital Δ EVE		Changes in net interest income Δ NII		Changes in the economic value of equity capital Δ EVE		Changes in net interest income Δ NII

Scenario 1 (Parallel shock up)	￦	830,102	￦	205,111	￦	990,410	￦	232,080
Scenario 2 (Parallel shock down)		—		—		—		99,869
Scenario 3 (Short rates down, long rates up)		398,065				664,573
Scenario 4 (Short rates up, long rates down)		447,275				327,654
Scenario 5 (Short rates shock up)		540,388				598,002
Scenario 6 (Short rates shock down)		132,113				226,291
Maximum out of six scenarios		830,102		205,111		990,410		232,080
Basic capital		35,059,009				36,960,176

4.4.4.2 Quantitative disclosure (cont’d)

(b)
Non-bank
subsidiaries
ΔEVE is maximum out of six interest rate shock and stress scenarios, and ΔNII is maximum of parallel shock up and parallel shock down scenarios. Results as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024				December 31, 2025
	Δ EVE		Δ NII		Δ EVE		Δ NII

KB Securities Co., Ltd.	￦	88,676	￦	387,027	￦	70,256	￦	391,318
KB Kookmin Card Co., Ltd.		147,683		216,520		274,031		272,629
KB Capital Co., Ltd.		172,611		64,840		159,822		21,066
KB Savings Bank Co., Ltd.		15,125		568		5,822		99
4.4.5 Financial assets and liabilities denominated in foreign currencies
Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	USD		JPY		EUR		GBP		CNY		Others		Total

Financial assets
Cash and due from financial institutions	￦	9,171,037	￦	739,998	￦	328,861	￦	61,561	￦	566,160	￦	1,308,772	￦	12,176,389
Financial assets at fair value through profit or loss		8,481,069		3,104		945,556		152,459		404		447,628		10,030,220
Derivatives held for trading		288,228		8,111		10,297		616		13,604		3,450		324,306
Derivatives held for hedging		457,414		—		—		2		—		102		457,518
Loans measured at amortized cost		31,598,425		877,024		3,474,346		1,069,013		2,114,302		8,274,576		47,407,686
Financial assets at fair value through other comprehensive income		7,789,037		—		278,806		50,415		549,307		1,570,697		10,238,262
Financial assets at amortized cost		3,544,607		—		44,358		227,140		200,747		1,806,530		5,823,382
Other financial assets		3,621,636		38,182		97,946		44,483		57,331		310,716		4,170,294

	￦	64,951,453	￦	1,666,419	￦	5,180,170	￦	1,605,689	￦	3,501,855	￦	13,722,471	￦	90,628,057

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,024,957	￦	—	￦	—	￦	—	￦	—	￦	21,841	￦	1,046,798
Derivatives held for trading		724,036		48,351		76,968		214		3,002		8,932		861,503
Derivatives held for hedging		161,114		—		2,264		1,144		—		11,119		175,641
Deposits		30,041,679		1,658,775		1,645,279		1,058,101		2,519,261		5,036,555		41,959,650
Borrowings		16,231,860		452,189		1,492,914		229,757		372,293		3,495,867		22,274,880
Debentures		9,785,607		—		3,902,818		—		—		656,664		14,345,089
Other financial liabilities		4,567,800		129,853		115,012		26,017		88,768		113,785		5,041,235

	￦	62,537,053	￦	2,289,168	￦	7,235,255	￦	1,315,233	￦	2,983,324	￦	9,344,763	￦	85,704,796

4.4.5 Financial assets and liabilities denominated in foreign currencies (cont’d)

(In millions of Korean won)	December 31, 2025
	USD		JPY		EUR		GBP		CNY		Others		Total

Financial assets
Cash and due from financial institutions	￦	10,254,448	￦	712,594	￦	415,862	￦	41,663	￦	838,694	￦	1,356,433	￦	13,619,694
Financial assets at fair value through profit or loss		10,388,505		38,112		1,201,278		200,651		3,008		600,243		12,431,797
Derivatives held for trading		141,239		118,786		7,950		22		1,953		1,738		271,688
Derivatives held for hedging		297,856		—		448		—		—		262		298,566
Loans measured at amortized cost		31,500,916		963,163		3,787,949		1,131,699		2,065,070		8,180,274		47,629,071
Financial assets at fair value through other comprehensive income		8,394,559		—		327,070		44,045		792,810		1,214,624		10,773,108
Financial assets at amortized cost		2,587,440		—		48,898		223,892		166,666		2,058,931		5,085,827
Other financial assets		3,977,269		238,243		151,066		46,328		81,261		520,470		5,014,637

	￦	67,542,232	￦	2,070,898	￦	5,940,521	￦	1,688,300	￦	3,949,462	￦	13,932,975	￦	95,124,388

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	1,285,152	￦	—	￦	—	￦	—	￦	—	￦	24,274	￦	1,309,426
Derivatives held for trading		666,912		60,816		53,484		22		48		3,710		784,992
Derivatives held for hedging		98,639		—		5,225		202		—		18,186		122,252
Deposits		30,952,175		1,651,890		2,034,883		786,465		3,059,147		5,757,021		44,241,581
Borrowings		15,145,672		114,964		1,135,089		260,739		772,626		3,369,771		20,798,861
Debentures		9,024,519		—		4,716,769		96,619		—		756,655		14,594,562
Other financial liabilities		4,610,825		173,320		270,574		45,494		73,907		882,401		6,056,521

	￦	61,783,894	￦	2,000,990	￦	8,216,024	￦	1,189,541	￦	3,905,728	￦	10,812,018	￦	87,908,195

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
4.6 Capital Management
The Group complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013. According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 9.0%, Tier 1 Capital ratio of 10.5%, and Total Capital ratio of 12.5%) as of December 31, 2025.

4.6 Capital Management (cont’d)

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
Details of the Group’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025

Total Capital:	￦	56,849,484	￦	57,823,874
Tier 1 Capital		52,477,447		54,292,141
Common Equity Tier 1 Capital		46,794,302		49,353,374
Additional Tier 1 Capital		5,683,146		4,938,767
Tier 2 Capital		4,372,037		3,531,733
Risk-Weighted Assets:		345,980,580		356,995,709
Total Capital ratio (%):		16.43		16.20
Tier 1 Capital ratio (%)		15.17		15.21
Common Equity Tier 1 Capital ratio (%)		13.53		13.82

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

5.1 Overall Segment Information and Business Segments (cont’d)

Financial information by business segment as of and for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)
	2024
	Banking business
	Corporate banking		Retail banking		Other banking services		Sub-total		Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total

Net operating revenues (expenses) from external customers	￦	5,281,537	￦	4,165,446	￦	637,177	￦	10,084,160	￦	1,772,379	￦	1,447,658	￦	2,107,801	￦	366,433	￦	1,249,740	￦	—	￦	17,028,171
Intersegment net operating revenues (expenses)		91,339		—		537,771		629,110		48,236		(172,748)		(59,531)		(1,236)		296,117		(739,948)		—

	￦	5,372,876	￦	4,165,446	￦	1,174,948	￦	10,713,270	￦	1,820,615	￦	1,274,910	￦	2,048,270	￦	365,197	￦	1,545,857	￦	(739,948)	￦	17,028,171

Net interest income (expenses)	￦	5,765,967	￦	3,319,728	￦	1,138,177	￦	10,223,872	￦	604,220	￦	(27,286)	￦	1,661,002	￦	(137,380)	￦	687,978	￦	(185,692)	￦	12,826,714
Interest income		12,100,679		7,760,970		3,349,423		23,211,072		1,783,459		899,571		2,464,356		645,953		1,586,364		(99,390)		30,491,385
Interest expense		(6,334,712)		(4,441,242)		(2,211,246)		(12,987,200)		(1,179,239)		(926,857)		(803,354)		(783,333)		(898,386)		(86,302)		(17,664,671)
Net fee and commission income (expenses)		410,424		241,799		460,655		1,112,878		788,521		(35,521)		770,218		8,295		1,248,859		(43,623)		3,849,627
Fee and commission income		600,466		390,775		552,868		1,544,109		1,012,768		10,271		1,817,271		16,340		1,414,179		(333,095)		5,481,843
Fee and commission expense		(190,042)		(148,976)		(92,213)		(431,231)		(224,247)		(45,792)		(1,047,053)		(8,045)		(165,320)		289,472		(1,632,216)
Net Insurance income (expenses)		—		—		—		—		—		1,091,885		8,133		480,066		—		69,677		1,649,761
Insurance income		—		—		—		—		—		10,468,227		17,233		1,009,157		—		(38,426)		11,456,191
Insurance expense		—		—		—		—		—		(9,376,342)		(9,100)		(529,091)		—		108,103		(9,806,430)
Net gains on financial instruments at fair value through profit or loss		23,652		—		744,225		767,877		267,257		344,848		11,847		283,572		(13,103)		(650,217)		1,012,081
Net other insurance finance expense		—		—		—		—		—		(55,895)		—		(381,106)		—		—		(437,001)
Net other operating income (expenses)		(827,167)		603,919		(1,168,109)		(1,391,357)		160,617		(43,121)		(402,930)		111,750		(377,877)		69,907		(1,873,011)
General and administrative expenses	￦	(2,004,769)	￦	(1,984,805)	￦	(644,744)	￦	(4,634,318)	￦	(980,340)	￦	(140,270)	￦	(641,283)	￦	(147,517)	￦	(522,641)	￦	127,745	￦	(6,938,624)
Operating income (expenses) before provision for credit losses		3,368,107		2,180,641		530,204		6,078,952		840,275		1,134,640		1,406,987		217,680		1,023,216		(612,203)		10,089,547
Reversal (provision) of credit losses		(482,326)		(196,996)		(765)		(680,087)		(66,978)		1,945		(892,871)		712		(414,498)		7,491		(2,044,286)
Net operating income (expenses)		2,885,781		1,983,645		529,439		5,398,865		773,297		1,136,585		514,116		218,392		608,718		(604,712)		8,045,261
Share of profit (loss) of associates and joint ventures		—		—		7,402		7,402		(35,156)		2,272		1,238		(259)		(282)		7,901		(16,884)
Net other non-operating income (expenses)		(61,903)		—		(899,066)		(960,969)		3,059		(12,950)		9,755		6,694		(46,838)		(41,881)		(1,043,130)
Segment profit (loss) before income tax expense		2,823,878		1,983,645		(362,225)		4,445,298		741,200		1,125,907		525,109		224,827		561,598		(638,692)		6,985,247
Income tax benefit (expense)		(927,629)		(523,682)		157,415		(1,293,896)		(156,310)		(286,340)		(133,621)		(60,555)		(88,651)		62,732		(1,956,641)

Profit (loss) for the year	￦	1,896,249	￦	1,459,963	￦	(204,810)	￦	3,151,402	￦	584,890	￦	839,567	￦	391,488	￦	164,272	￦	472,947	￦	(575,960)	￦	5,028,606

Profit (loss) attributable to shareholders of the Parent Company	￦	1,877,266	￦	1,459,963	￦	(85,470)	￦	3,251,759	￦	585,682	￦	839,494	￦	402,715	￦	164,272	￦	470,606	￦	(636,307)	￦	5,078,221
Profit (loss) attributable to non-controlling interests		18,983		—		(119,340)		(100,357)		(792)		73		(11,227)		—		2,341		60,347		(49,615)
Total assets*		239,124,552		176,075,559		147,687,069		562,887,180		63,384,388		40,776,375		30,541,628		34,047,554		64,172,457		(37,964,050)		757,845,532
Total liabilities*		222,291,921		210,839,098		91,728,841		524,859,860		56,498,405		34,982,352		25,236,826		30,984,398		27,995,907		(2,527,397)		698,030,351

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)
	2025
	Banking business								Securities		Non-life insurance		Credit card		Life insurance		Others		Consolidation adjustments		Total
	Corporate banking		Retail banking		Other banking services		Sub-total

Net operating revenues (expenses) from external customers	￦	4,689,401	￦	3,972,906	￦	2,394,979	￦	11,057,286	￦	2,201,966	￦	1,244,693	￦	1,910,627	￦	342,687	￦	1,187,903	￦	—	￦	17,945,162
Intersegment net operating revenues (expenses)		147,541		—		198,221		345,762		(133,348)		74,857		(100,308)		43,025		466,350		(696,338)		—

	￦	4,836,942	￦	3,972,906	￦	2,593,200	￦	11,403,048	￦	2,068,618	￦	1,319,550	￦	1,810,319	￦	385,712	￦	1,654,253	￦	(696,338)	￦	17,945,162

Net interest income (expenses)	￦	5,840,658	￦	3,626,216	￦	1,190,928	￦	10,657,802	￦	631,520	￦	(12,343)	￦	1,593,320	￦	(102,702)	￦	522,688	￦	(217,192)	￦	13,073,093
Interest income		11,132,170		7,506,269		3,223,908		21,862,347		1,764,146		1,008,620		2,374,134		698,192		1,537,094		(88,433)		29,156,100
Interest expense		(5,291,512)		(3,880,053)		(2,032,980)		(11,204,545)		(1,132,626)		(1,020,963)		(780,814)		(800,894)		(1,014,406)		(128,759)		(16,083,007)
Net fee and commission income (expenses)		457,324		332,628		413,567		1,203,519		951,059		(37,244)		708,524		15,040		1,302,355		(44,966)		4,098,287
Fee and commission income		654,184		478,964		510,392		1,643,540		1,228,568		7,843		1,751,097		24,440		1,455,201		(337,168)		5,773,521
Fee and commission expense		(196,860)		(146,336)		(96,825)		(440,021)		(277,509)		(45,087)		(1,042,573)		(9,400)		(152,846)		292,202		(1,675,234)
Net insurance income (expenses)		—		—		—		—		—		766,635		6,771		464,304		—		65,663		1,303,373
Insurance income		—		—		—		—		—		11,388,443		13,590		1,019,925		—		(45,412)		12,376,546
Insurance expense		—		—		—		—		—		(10,621,808)		(6,819)		(555,621)		—		111,075		(11,073,173)
Net gains (losses) on financial instruments at fair value through profit or loss		(1,448)		—		933,790		932,342		427,374		514,300		10,687		1,172,272		594,226		(270,996)		3,380,205
Net other insurance finance expense		—		—		—		—		—		46,283		—		(1,073,004)		—		—		(1,026,721)
Net other operating income (expenses)		(1,459,592)		14,062		54,915		(1,390,615)		58,665		41,919		(508,983)		(90,198)		(765,016)		(228,847)		(2,883,075)
General and administrative expenses	￦	(1,941,244)	￦	(1,860,412)	￦	(847,660)	￦	(4,649,316)	￦	(1,070,482)	￦	(161,447)	￦	(606,306)	￦	(170,723)	￦	(535,421)	￦	129,122	￦	(7,064,573)
Operating income (expenses) before provision for credit losses		2,895,698		2,112,494		1,745,540		6,753,732		998,136		1,158,103		1,204,013		214,989		1,118,832		(567,216)		10,880,589
Reversal (provision) of credit losses		(820,198)		(201,844)		(10,914)		(1,032,956)		(94,018)		(18,512)		(765,040)		(1,423)		(452,201)		1,272		(2,362,878)
Net operating income (expenses)		2,075,500		1,910,650		1,734,626		5,720,776		904,118		1,139,591		438,973		213,566		666,631		(565,944)		8,517,711
Share of profit (loss) of associates and joint ventures		—		—		75,804		75,804		(8,489)		3,981		1,205		(146)		12,155		(57,658)		26,852
Net other non-operating income (expenses)		(7,121)		—		(474,240)		(481,361)		3,835		(1,729)		(8,207)		13,592		149,134		(36,681)		(361,417)
Segment profit (loss) before income tax expense		2,068,379		1,910,650		1,336,190		5,315,219		899,464		1,141,843		431,971		227,012		827,920		(660,283)		8,183,146
Income tax benefit (expense)		(528,075)		(465,397)		(496,928)		(1,490,400)		(222,958)		(363,176)		(102,993)		(87,683)		(106,754)		31,533		(2,342,431)

Profit (loss) for the year	￦	1,540,304	￦	1,445,253	￦	839,262	￦	3,824,819	￦	676,506	￦	778,667	￦	328,978	￦	139,329	￦	721,166	￦	(628,750)	￦	5,840,715

Profit (loss) attributable to shareholders of the Parent Company	￦	1,533,813	￦	1,445,253	￦	873,100	￦	3,852,166	￦	673,856	￦	778,228	￦	330,226	￦	139,329	￦	719,526	￦	(660,169)	￦	5,833,162
Profit (loss) attributable to non-controlling interests		6,491		—		(33,838)		(27,347)		2,650		439		(1,248)		—		1,640		31,419		7,553
Total assets*		244,324,619		182,734,005		157,876,343		584,934,967		76,461,426		45,377,597		30,235,710		35,585,902		66,608,064		(41,280,633)		797,923,033
Total liabilities*		227,897,241		217,055,771		101,026,314		545,979,326		69,572,471		39,725,458		24,597,933		32,795,927		28,844,053		(4,422,124)		737,093,044

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

5.2 Services and Geographical Segments
5.2.1 Services information
Net operating revenues from external customers by service for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025

Banking service	￦	10,115,516	￦	10,084,160	￦	11,057,286
Securities service		1,667,041		1,772,379		2,201,966
Non-life insurance service		1,120,156		1,447,658		1,244,693
Credit card service		2,026,032		2,107,801		1,910,627
Life insurance service		191,097		366,433		342,687
Others		1,058,994		1,249,740		1,187,903

	￦	16,178,836	￦	17,028,171	￦	17,945,162

5.2.2 Geographical information
Geographical net operating revenues from external customers for the years ended December 31, 2023, 2024 and 2025 and major non-current
assets as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	Net operating revenues from external customers						Major non-current assets
	2023		2024		2025		December 31, 2024		December 31, 2025

Domestic	￦	14,763,248	￦	15,530,844	￦	16,368,513	￦	9,915,068	￦	8,977,713
United States		75,944		128,325		79,615		35,576		31,788
New Zealand		12,611		12,580		1,013		829		597
China		177,175		167,621		165,709		22,271		22,657
Cambodia		572,858		595,562		690,871		101,879		96,493
United Kingdom		52,372		71,545		73,297		9,023		10,572
Indonesia		327,599		320,741		320,419		430,632		466,781
Others		197,029		200,953		245,725		35,746		29,490
Consolidation adjustments		—		—		—		564,851		331,317

	￦	16,178,836	￦	17,028,171	￦	17,945,162	￦	11,115,875	￦	9,967,408

6. Financial Assets and Financial Liabilities
6.1 Classification and Fair Value of Financial Instruments
6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Carrying amount		Fair value

Financial assets
Cash and due from financial institutions	￦	29,869,111	￦	29,869,335
Financial assets at fair value through profit or loss:		79,450,093		79,450,093
Due from financial institutions		59,838		59,838
Debt securities		73,768,636		73,768,636
Equity securities		4,275,337		4,275,337
Loans		1,187,763		1,187,763
Others		158,519		158,519
Derivatives held for trading		10,954,870		10,954,870
Derivatives held for hedging		775,897		775,897
Loans measured at amortized cost		472,071,840		473,234,273
Securities measured at amortized cost		37,113,552		36,572,012
Financial assets at fair value through other comprehensive income:		93,895,912		93,895,912
Debt securities		88,735,996		88,735,996
Equity securities		3,713,288		3,713,288
Loans		1,446,628		1,446,628
Other financial assets		14,404,227		14,404,227

	￦	738,535,502	￦	739,156,619

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,717,732	￦	2,717,732
Financial liabilities designated at fair value through profit or loss		8,002,499		8,002,499
Derivatives held for trading		11,409,695		11,409,695
Derivatives held for hedging		373,799		373,799
Deposits		435,687,897		435,991,820
Borrowings		68,077,012		68,046,196
Debentures		76,171,257		76,583,392
Other financial liabilities		33,594,883		33,594,883

	￦	636,034,774	￦	636,720,016

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	December 31, 2025
	Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	34,776,877	￦	34,775,543
Financial assets at fair value through profit or loss:		89,862,530		89,862,530
Due from financial institutions		64,438		64,438
Debt securities		80,553,348		80,553,348
Equity securities		7,601,453		7,601,453
Loans		1,231,012		1,231,012
Others		412,279		412,279
Derivatives held for trading		7,748,371		7,748,371
Derivatives held for hedging		429,685		429,685
Loans measured at amortized cost		491,978,044		493,706,126
Securities measured at amortized cost		35,067,192		34,483,439
Financial assets at fair value through other comprehensive income:		99,919,485		99,919,485
Debt securities		93,312,419		93,312,419
Equity securities		4,611,983		4,611,983
Loans		1,995,083		1,995,083
Other financial assets		19,069,696		19,069,696

	￦	778,851,880	￦	779,994,875

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	3,339,572	￦	3,339,572
Financial liabilities designated at fair value through profit or loss		7,981,018		7,981,018
Derivatives held for trading		7,687,305		7,687,305
Derivatives held for hedging		546,984		546,984
Deposits		462,397,026		462,628,538
Borrowings		70,728,396		70,659,088
Debentures		80,049,270		80,201,757
Other financial liabilities		40,469,257		40,469,257

	￦	673,198,828	￦	673,513,519

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

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2024 and 2025, are as follows (cont’d):

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

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position
Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

Financial assets
Financial assets at fair value through profit or loss:	￦	25,554,893	￦	33,768,117	￦	20,127,083	￦	79,450,093
Due from financial institutions		—		—		59,838		59,838
Debt securities		22,775,948		33,630,189		17,362,499		73,768,636
Equity securities		2,620,426		137,928		1,516,983		4,275,337
Loans		—		—		1,187,763		1,187,763
Others		158,519		—		—		158,519
Derivatives held for trading		20,637		10,682,718		251,515		10,954,870
Derivatives held for hedging		—		775,897		—		775,897
Financial assets at fair value through other comprehensive income:		43,858,598		48,537,327		1,499,987		93,895,912
Debt securities		43,319,466		45,416,530		—		88,735,996
Equity securities		539,132		1,674,169		1,499,987		3,713,288
Loans		—		1,446,628		—		1,446,628

	￦	69,434,128	￦	93,764,059	￦	21,878,585	￦	185,076,772

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,717,732	￦	—	￦	—	￦	2,717,732
Financial liabilities designated at fair value through profit or loss		300,489		1,529,492		6,172,518		8,002,499
Derivatives held for trading		353,074		10,458,585		598,036		11,409,695
Derivatives held for hedging		—		373,799		—		373,799

	￦	3,371,295	￦	12,361,876	￦	6,770,554	￦	22,503,725

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)	December 31, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

Financial assets
Financial assets at fair value through profit or loss:	￦	32,165,510	￦	35,812,155	￦	21,884,865	￦	89,862,530
Due from financial institutions		—		—		64,438		64,438
Debt securities		26,010,266		35,590,894		18,952,188		80,553,348
Equity securities		5,742,965		221,261		1,637,227		7,601,453
Loans		—		—		1,231,012		1,231,012
Others		412,279		—		—		412,279
Derivatives held for trading		174,420		7,360,773		213,178		7,748,371
Derivatives held for hedging		—		429,685		—		429,685
Financial assets at fair value through other comprehensive income:		49,129,214		48,982,122		1,808,149		99,919,485
Debt securities		48,548,227		44,764,192		—		93,312,419
Equity securities		580,987		2,222,847		1,808,149		4,611,983
Loans		—		1,995,083		—		1,995,083

	￦	81,469,144	￦	92,584,735	￦	23,906,192	￦	197,960,071

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	3,339,572	￦	—	￦	—	￦	3,339,572
Financial liabilities designated at fair value through profit or loss		507,900		1,391,155		6,081,963		7,981,018
Derivatives held for trading		226,234		7,036,258		424,813		7,687,305
Derivatives held for hedging		—		546,984		—		546,984

	￦	4,073,706	￦	8,974,397	￦	6,506,776	￦	19,554,879

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	December 31, 2024
	Fair value		Valuation techniques	Inputs

Financial assets
Financial assets at fair value through profit or loss:	￦	33,768,117
Debt securities		33,630,189	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		137,928	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		10,682,718	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		775,897	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, CRS interest rate, and others
Financial assets at fair value through other comprehensive income:		48,537,327
Debt securities		45,416,530	DCF Model, Option Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		1,674,169	DCF Model	Interest rate, Discount rate
Loans		1,446,628	DCF Model	Discount rate

	￦	93,764,059

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	1,529,492	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		10,458,585	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, and others	Interest rate, Price of underlying asset, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		373,799	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Forward foreign exchange rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	￦	12,361,876

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position (cont’d)

(In millions of Korean won)

	December 31, 2025
	Fair value		Valuation techniques	Inputs

Financial assets
Financial assets at fair value through profit or loss:	￦	35,812,155
Debt securities		35,590,894	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, Binomial Model, and others	Projected cash flow, Fair value of underlying asset, Dividend yield, Price of underlying asset, Interest rate, Discount rate, Volatility, Correlation coefficient, and others
Equity securities		221,261	DCF Model	Interest rate, Discount rate, and others
Derivatives held for trading		7,360,773	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Option Model, and others	Price of underlying asset, Underlying asset index, Interest rate, Volatility, Foreign exchange rate, Discount rate, and others
Derivatives held for hedging		429,685	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate, and others
Financial assets at fair value through other comprehensive income:		48,982,122
Debt securities		44,764,192	DCF Model, Option Model, Hull-white Model	Underlying asset index, Interest rate, Discount rate, and others
Equity securities		2,222,847	DCF Model	Interest rate, Discount rate, and others
Loans		1,995,083	DCF Model	Discount rate

	￦	92,584,735

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	1,391,155	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, and others	Price of underlying asset, Interest rate, Dividend yield, Volatility, Discount rate
Derivatives held for trading		7,036,258	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, and others	Price of underlying asset, Interest rate, Foreign exchange rate, Credit spread, Discount rate, Volatility, and others
Derivatives held for hedging		546,984	DCF Model, Closed Form, FDM	Projected cash flow, Discount rate, Volatility, Foreign exchange rate, Risk free interest rate, and others

	￦	8,974,397

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed
Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

Financial assets
Cash and due from financial institutions 1	￦	2,353,334	￦	24,731,260	￦	2,784,741	￦	29,869,335
Loans measured at amortized cost		—		106,823		473,127,450		473,234,273
Securities measured at amortized cost 2		4,746,587		31,799,265		26,160		36,572,012
Other financial assets 2		—		—		14,404,227		14,404,227

	￦	7,099,921	￦	56,637,348	￦	490,342,578	￦	554,079,847

Financial liabilities
Deposits 1	￦	—	￦	174,567,804	￦	261,424,016	￦	435,991,820
Borrowings 3		—		4,441,612		63,604,584		68,046,196
Debentures		—		67,455,577		9,127,815		76,583,392
Other financial liabilities 2		—		—		33,594,883		33,594,883

	￦	—	￦	246,464,993	￦	367,751,298	￦	614,216,291

(In millions of Korean won)	December 31, 2025
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3

Financial assets
Cash and due from financial institutions 1	￦	2,443,177	￦	30,509,973	￦	1,822,393	￦	34,775,543
Loans measured at amortized cost		—		78,800		493,627,326		493,706,126
Securities measured at amortized cost 2		3,728,583		30,729,485		25,371		34,483,439
Other financial assets 2		—		—		19,069,696		19,069,696

	￦	6,171,760	￦	61,318,258	￦	514,544,786	￦	582,034,804

Financial liabilities
Deposits 1	￦	—	￦	189,727,760	￦	272,900,778	￦	462,628,538
Borrowings 3		—		3,063,522		67,595,566		70,659,088
Debentures		—		70,382,029		9,819,728		80,201,757
Other financial liabilities 2		—		—		40,469,257		40,469,257

	￦	—	￦	263,173,311	￦	390,785,329	￦	653,958,640

1	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
2	The amounts included in Level 3 are the carrying amounts which are reasonable approximations of fair value.
3	Borrowings of ￦ 15,155 million and ￦ 731 million included in Level 2 are the carrying amounts which are reasonable approximations of fair value as of December 31, 2024 and 2025, respectively.

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.
Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs

Financial assets
Loans measured at amortized cost	￦	106,823	DCF Model	Discount rate
Securities measured at amortized cost		31,799,265	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	￦	31,906,088

Financial liabilities
Borrowings	￦	4,426,457	DCF Model	Discount rate
Debentures		67,455,577	DCF Model	Discount rate

	￦	71,882,034

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Inputs

Financial assets
Loans measured at amortized cost	￦	78,800	DCF Model	Discount rate
Securities measured at amortized cost		30,729,485	DCF Model, MonteCarlo Simulation	Discount rate, Interest rate

	￦	30,808,285

Financial liabilities
Borrowings	￦	3,062,791	DCF Model	Discount rate
Debentures		70,382,029	DCF Model	Discount rate

	￦	73,444,820

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Inputs

Financial assets
Cash and due from financial institutions	￦	2,784,741	DCF Model	Credit spread, Other spread, Interest rate, Discount rate
Loans measured at amortized cost		473,127,450	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate, Discount rate, and others

	￦	475,912,191

Financial liabilities
Deposits	￦	261,424,016	DCF Model	Other spread, Prepayment rate, Interest rate, Discount rate
Borrowings		63,604,584	DCF Model	Other spread, Contractual cash flows, Discount rate
Debentures		9,127,815	DCF Model	Contractual cash flows, Discount rate, and others

	￦	334,156,415

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Inputs

Financial assets
Cash and due from financial institutions	￦	1,822,393	DCF Model	Credit spread, Other spread, Interest rate, Discount rate
Loans measured at amortized cost		493,627,326	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rate, Discount rate, and others

	￦	495,449,719

Financial liabilities
Deposits	￦	272,900,778	DCF Model	Other spread, Prepayment rate, Interest rate, Discount Rate
Borrowings		67,595,566	DCF Model	Other spread, Contractual cash flows, Discount rate, Interest rate
Debentures		9,819,728	DCF Model	Contractual cash flows, Discount rate, and others

	￦	350,316,072

6.2 Disclosure of Fair Value Hierarchy Level 3
6.2.1 Valuation policy and process of Level 3 fair value
The Group uses external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

6.2.1 Valuation policy and process of Level 3 fair value (cont’d)

If the changes in situation and events which cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.
6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market
6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2024 and 2025, are as follows:

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

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Financial assets at fair value through profit or loss						Financial investments		Financial liabilities at fair value through profit or loss		Net derivative financial instruments
	Due from financial institutions measured at fair value through profit or loss		Securities measured at fair value through profit or loss		Loans measured at fair value through profit or loss		Equity securities measured at fair value through other comprehensive income		Financial liabilities designated at fair value through profit or loss		Derivatives held for trading

Beginning	￦	59,838	￦	18,879,482	￦	1,187,763	￦	1,499,987	￦	(6,172,518)	￦	(346,522)
Total gains or losses:
Profit or loss		4,600		481,169		(27,174)		—		(399,502)		28,130
Other comprehensive income (loss)				—				183,810		(2,871)		—
Purchases				4,833,317		3,182,684		219,861		—		11
Sales				(3,554,084)		(3,112,261)		(87,718)		—		(100)
Issues				—				—		(4,566,704)		(6,709)
Settlements				—				—		5,059,632		117,965
Transfers into Level 3 *				7,518				—		—		—
Transfers out of Level 3 *				(57,987)				(7,791)		—		(4,410)

Ending	￦	64,438	￦	20,589,415	￦	1,231,012	￦	1,808,149	￦	(6,081,963)	￦	(211,635)

*	Transfers into or out of Level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2023, 2024 and 2025, are as follows:
(In millions of Korean won)

	2023						2024
	Net gains on financial instruments at fair value through profit or loss		Other operating income (expense)		Net interest income		Net gains on financial instruments at fair value through profit or loss		Other operating income (expense)		Net interest income

Total gains (losses) recognized in profit or loss for the period	￦	(107,729)	￦	38,196	￦	—	￦	(364,765)	￦	380,172	￦	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		267,666		56,810		—		(45,787)		322,839		—
(In millions of Korean won)

	2025
	Net gains on financial instruments at fair value through profit or loss		Other operating income (expense)		Net interest income

Total gains(losses) recognized in profit or loss for the period	￦	125,170	￦	(37,947)	￦	—
Total gains (losses) recognized in profit or loss from financial instruments held at the end of the reporting period		283,938		(24,367)		—

6.2.3 Sensitivity analysis of changes in unobservable inputs
6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	￦	59,838	Hull-white Model	Volatility	0.46 ~ 0.62	The higher the volatility, the higher the fair value
Debt securities		17,362,499	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Milestone Method, Income Approach, Market Value Approach, and others	Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.46 ~ 76.22	The higher the volatility, the higher the fair value fluctuation
				Discount rate	0.00 ~ 15.53	The lower the discount rate, the higher the fair value
				Volatility of Stock price	10.00 ~ 29.90	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	90.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	-1.00 ~ 1.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,516,983	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	5.90 ~ 33.90	The lower the discount rate, the higher the fair value
				Volatility	0.50 ~ 0.71	The higher the volatility, the higher the fair value fluctuation
Loans		1,187,763	DCF Model	Discount rate	8.54	The lower the discount rate, the higher the fair value
Derivatives held for trading:
Stock and index	￦	30,246	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	18.85 ~ 65.13	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 74.20	The higher the correlation coefficient, the higher the fair value fluctuation

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Currency, interest rate, and others		221,269	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Volatility	0.57 ~ 25.22	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,499,987	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Approach, Tree Model, Monte Carlo Simulation, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	6.01 ~ 16.00	The lower the discount rate, the higher the fair value
				Volatility	0.50 ~ 31.79	The higher the volatility, the higher the fair value fluctuation

	￦	21,878,585

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	December 31, 2024
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	￦	6,172,518	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.51 ~ 65.13	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		159,769	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.57 ~ 58.87	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-58.46 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Others		438,267	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	3.70 ~ 3.74	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	0.51 ~ 57.61	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-26.22 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	￦	6,770,554

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Financial assets
Financial assets at fair value through profit or loss:
Due from financial institutions	￦	64,438	Hull-white Model	Volatility	0.50	The higher the volatility, the higher the fair value
Debt securities		18,952,188	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Option Model, Binomial Model, Net Asset Value Method, Income Approach, Market Value Approach, and others	Growth rate	1.00 ~ 3.00	The higher the growth rate, the higher the fair value
				Volatility	0.50 ~ 63.60	The higher the volatility, the higher the fair value fluctuation
				Discount rate	1.86 ~ 12.88	The lower the discount rate, the higher the fair value
				Volatility of Stock price	10.00 ~ 34.17	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.80 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
				Liquidation value	-1.00 ~ 1.00	The higher the liquidation value, the higher the fair value
				Recovery rate	40.00	The higher the recovery rate, the higher the fair value
				Rate of real estate price fluctuation	0.00	The higher the sale price of real estate, the higher the fair value
Equity securities		1,637,227	Income Approach, Market Value Approach, Asset Value Approach, DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Dividend Discount Model, Usage of Past Transactions, Binomial Model, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	7.22 ~ 14.92	The lower the discount rate, the higher the fair value
				Volatility	0.46 ~ 78.10	The higher the volatility, the higher the fair value fluctuation
Loans		1,231,012	DCF Model	Discount rate	5.27 ~ 8.93	The lower the discount rate, the higher the fair value

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)		December 31, 2025
		Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Derivatives held for trading:
Stock and index	￦	191,383	DCF Model, Closed Form, FDM, MonteCarlo Simulation, Hull-white Model, Black-Scholes Model, Binomial Model, Net Asset Value Method	Volatility of underlying asset	3.00 ~ 59.38	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.80 ~ 74.14	The higher the correlation coefficient, the higher the fair value fluctuation
Currency, interest rate, and others		21,795	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed form	Volatility	0.54 ~ 0.80	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	14.91 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities		1,808,149	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, IMV Model, Income Approach, Net Asset Value Method, Market Value Approach, Tree Model, Monte Carlo Simulation, and others	Growth rate	0.00 ~ 1.00	The higher the growth rate, the higher the fair value
				Discount rate	4.82 ~ 17.33	The lower the discount rate, the higher the fair value
				Volatility	0.50 ~ 26.47	The higher the volatility, the higher the fair value fluctuation

	￦	23,906,192

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)		December 31, 2025
		Fair value	Valuation techniques	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value

Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Derivative-linked securities	￦	6,081,963	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	0.54 ~ 60.16	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.80 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation
Derivatives held for trading:
Stock and index		45,370	DCF Model, Closed Form, MonteCarlo Simulation, Black-Scholes Model, Hull-white Model, Net Asset Value Method, and others	Volatility of underlying asset	22.48 ~ 60.16	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-57.80 ~ 74.14	The higher the correlation coefficient, the higher the fair value fluctuation
Others		379,443	DCF Model, Hull-white Model, MonteCarlo Simulation, Closed Form	Discount rate	3.20	The lower the discount rate, the higher the fair value
				Volatility of underlying asset	0.54 ~ 23.36	The higher the volatility, the higher the fair value fluctuation
				Correlation coefficient	-24.89 ~ 100.00	The higher the correlation coefficient, the higher the fair value fluctuation

	￦	6,506,776

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
Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: 1
Due from financial institutions	￦	141	￦	(151)	￦	—	￦	—
Debt securities 4		103,717		(102,842)		—		—
Equity securities 3		35,920		(19,754)		—		—
Loans 5		2,329		(2,119)		—		—
Derivatives held for trading 2		14,878		(16,535)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities 3		—		—		57,795		(36,073)

	￦	156,985	￦	(141,401)	￦	57,795	￦	(36,073)

Financial liabilities
Financial liabilities designated at fair value through profit or loss 1	￦	16,840	￦	(16,760)	￦	—	￦	—
Derivatives held for trading 2		22,119		(24,506)		—		—

	￦	38,959	￦	(41,266)	￦	—	￦	—

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2025
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss: 1
Due from financial institutions	￦	11	￦	(11)	￦	—	￦	—
Debt securities 4		108,191		(107,444)		—		—
Equity securities 3		38,454		(24,736)		—		—
Loans 5		4,467		(3,416)		—		—
Derivatives held for trading 2		6,820		(7,209)		—		—
Financial assets at fair value through other comprehensive income:
Equity securities 3		—		—		57,358		(38,779)

	￦	157,943	￦	(142,816)	￦	57,358	￦	(38,779)

Financial liabilities
Financial liabilities designated at fair value through profit or loss 1	￦	14,921	￦	(13,977)	￦	—	￦	—
Derivatives held for trading 2		9,346		(10,111)		—		—

	￦	24,267	￦	(24,088)	￦	—	￦	—

1
For financial instruments at fair value through profit or loss, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate, recovery rate, liquidation value, growth rate by ±1%p and volatility of underlying asset by ±1%p or ±10% and correlation coefficient by ±10%.

2	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price of underlying asset and volatility by +3% or ± 10%.
3	For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p) and growth rate (-1%p~1%p).
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

6.2.4 Day one gains or losses (cont’d)

Changes in deferred day one gains or losses for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024		2025
Balance at the beginning of the year	￦	23,430	￦	12,141
New transactions		49,078		78,864
Changes during the year		(60,367)		(58,271)

Balance at the end of the year	￦	12,141	￦	32,734

6.3 Carrying Amount of Financial Instruments by Category
Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	December 31, 2024
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total

Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	—	￦	29,869,111	￦	—	￦	29,869,111
Financial assets at fair value through profit or loss		79,450,093		—		—		—		—		79,450,093
Derivative financial assets		10,954,870		—		—		—		775,897		11,730,767
Loans measured at amortized cost		—		—		—		472,071,840		—		472,071,840
Financial investments		—		90,182,623		3,713,289		37,113,552		—		131,009,464
Other financial assets		—		—		—		14,404,227		—		14,404,227

	￦	90,404,963	￦	90,182,623	￦	3,713,289	￦	553,458,730	￦	775,897	￦	738,535,502

(
In millions of Korean won)

	December 31, 2024
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	2,717,732	￦	8,002,499	￦	—	￦	—	￦	10,720,231
Derivative financial liabilities		11,409,695		—		—		373,799		11,783,494
Deposits		—		—		435,687,897		—		435,687,897
Borrowings		—		—		68,077,012		—		68,077,012
Debentures		—		—		76,171,257		—		76,171,257
Other financial liabilities*		—		—		33,594,883		—		33,594,883

	￦	14,127,427	￦	8,002,499	￦	613,531,049	￦	373,799	￦	636,034,774

6.3 Carrying Amount of Financial Instruments by Category (cont’d)
(In millions of Korean won)

	December 31, 2025
	Financial instruments at fair value through profit or loss		Financial instruments at fair value through other comprehensive income		Financial instruments designated at fair value through other comprehensive income		Financial instruments at amortized cost		Derivatives held for hedging		Total

Financial assets
Cash and due from financial institutions	￦	—	￦	—	￦	—	￦	34,776,877	￦	—	￦	34,776,877
Financial assets at fair value through profit or loss		89,862,530		—		—		—		—		89,862,530
Derivative financial assets		7,748,371		—		—		—		429,685		8,178,056
Loans measured at amortized cost		—		—		—		491,978,044		—		491,978,044
Financial investments		—		95,307,502		4,611,983		35,067,192		—		134,986,677
Other financial assets		—		—		—		19,069,696		—		19,069,696

	￦	97,610,901	￦	95,307,502	￦	4,611,983	￦	580,891,809	￦	429,685	￦	778,851,880

(In millions of Korean won)

	December 31, 2025
	Financial instruments at fair value through profit or loss		Financial instruments designated at fair value through profit or loss		Financial instruments at amortized cost		Derivatives held for hedging		Total

Financial liabilities
Financial liabilities at fair value through profit or loss	￦	3,339,572	￦	7,981,018	￦	—	￦	—	￦	11,320,590
Derivative financial liabilities		7,687,305		—		—		546,984		8,234,289
Deposits		—		—		462,397,026		—		462,397,026
Borrowings		—		—		70,728,396		—		70,728,396
Debentures		—		—		80,049,270		—		80,049,270
Other financial liabilities*		—		—		40,469,257		—		40,469,257

	￦	11,026,877	￦	7,981,018	￦	653,643,949	￦	546,984	￦	673,198,828

*	Other financial liabilities include lease liabilities and other liabilities that are not included in the category of financial instruments measured at amortized cost.

6.4 Transfer of Financial Assets
6.4.1 Transferred financial assets that are derecognized in their entirety
The Group transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the consolidated financial statement, while the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement

Discovery 2 nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	￦	564	￦	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		39		39

			￦	603	￦	603

(In millions of Korean won)	December 31, 2025
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement		Fair value of continuing involvement
Discovery 2 nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	￦	564	￦	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss		36		36

			￦	600	￦	600

6.4.2 Transferred financial assets that are not derecognized in their entirety
The Group issued securitized debentures using loans as underlying assets. Details of underlying assets and senior debentures in relation to securitization as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures
KB Kookmin Card 8 th Securitization Co., Ltd. 1	￦	472,066	￦	469,890	￦	99,987	￦	99,614
KB Kookmin Card 9 th Securitization Co., Ltd. 1		524,464		521,961		249,894		240,491
KB Kookmin Card 10 th Securitization Co., Ltd. 1		882,641		878,117		586,517		579,432
KB Kookmin Card 11 th Securitization Co., Ltd. 1		677,194		673,664		399,932		390,463
KB Kookmin Card 12 th Securitization Co., Ltd. 1		1,196,421		1,190,160		732,558		719,230
KB Kookmin Card 13 th Securitization Co., Ltd. 1		935,938		931,006		586,980		570,700
KB Auto Fifth Asset Securitization Specialty Co., Ltd. 2		383,856		381,391		209,594		217,115

	￦	5,072,580	￦	5,046,189	￦	2,865,462	￦	2,817,045

6.4.2 Transferred financial assets that are not derecognized in their entirety (cont’d)

(In millions of Korean won)	December 31, 2025
	Carrying amount of underlying assets		Fair value of underlying assets		Carrying amount of senior debentures		Fair value of senior debentures

KB Kookmin Card 9 th Securitization Co., Ltd. 1	￦	498,031	￦	495,938	￦	249,898	￦	247,071
KB Kookmin Card 10 th Securitization Co., Ltd. 1		832,813		829,069		286,754		286,743
KB Kookmin Card 11 th Securitization Co., Ltd. 1		636,665		633,826		399,976		397,641
KB Kookmin Card 12 th Securitization Co., Ltd. 1		1,124,943		1,119,857		716,236		713,045
KB Kookmin Card 13 th Securitization Co., Ltd. 1		875,541		871,600		573,473		568,123
KB Kookmin Card 14 th Securitization Co., Ltd. 1		1,170,261		1,165,362		571,787		552,528
KB Auto Fifth Asset Securitization Specialty Co., Ltd. 2		170,183		169,608		132,256		135,500

	￦	5,308,437	￦	5,285,260	￦	2,930,380	￦	2,900,651

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
The carrying amount of transferred assets and related liabilities as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Carrying amount of transferred assets		Carrying amount of related liabilities
Bonds sold under repurchase agreements	￦	9,520,281	￦	9,287,665
Loaned securities:
Government and public bonds		3,854,697		—
Stock		6,046		—
Others		75,293		—

	￦	13,456,317	￦	9,287,665

6.4.3 Bonds sold under repurchase agreements and loaned securities (cont’d)

(In millions of Korean won)	December 31, 2025
	Carrying amount of transferred assets		Carrying amount of related liabilities
Bonds sold under repurchase agreements	￦	9,678,686	￦	9,400,196
Loaned securities:
Government and public bonds		11,958,428		—
Stock		632		—
Others		—		—

	￦	21,637,746	￦	9,400,196

6.4.4 Purchase commitments of securitized debentures
The Group provided additional credit enhancement, such as purchase commitments, for the underlying assets of subsidiaries established for asset-backed securitization. Details of carrying amounts of the underlying assets and the associated liabilities as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)		December 31, 2024		December 31, 2025
Underlying assets	Financial assets at fair value through profit or loss	￦	93,804	￦	319,913
	Loans measured at amortized cost *		3,007,341		2,605,512

			3,101,145		2,925,425

Associated liabilities	Debentures	￦	3,149,021	￦	2,850,790

* Before netting of allowance

6.5 Offsetting Financial Assets and Financial Liabilities
The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of a credit event, including default, by one party, contracts are to be terminated and receivables and payables are to be offset. Domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the consolidated statement of financial position because the Group has the legal right of offset and settles in net amount.
6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)
	December 31, 2024
	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading and derivative-linked securities	￦11,227,882	￦ —	￦11,227,882	￦(6,621,613)	￦(195,584)	￦5,186,582
Derivatives held for hedging	775,897	—	775,897
Unsettled spot exchange receivable	6,287,655	—	6,287,655	(6,213,292)	—	74,363
Bonds purchased under repurchase agreements	5,405,878	—	5,405,878	(4,910,653)	—	495,225
Securities borrowing agreements	75,293	—	75,293	(75,293)	—	—
Domestic exchange settlement debits	63,055,082	(62,577,496)	477,586	(3,315)	—	474,271
Other financial instruments	1,719,547	(1,687,731)	31,816	—	—	31,816

	￦ 88,547,234	￦ (64,265,227)	￦ 24,282,007	￦ (17,824,166)	￦ (195,584)	￦ 6,262,257

(In millions of Korean won)
	December 31, 2025
	Gross assets		Gross liabilities offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	￦	7,988,214	￦	—	￦	7,988,214
Derivatives held for hedging		429,685		—		429,685	￦	(4,801,687)	￦	(177,871)	￦	3,438,341
Unsettled spot exchange receivable		6,887,996		—		6,887,996		(6,778,593)		—		109,403
Bonds purchased under repurchase agreements		10,175,247		—		10,175,247		(10,175,247)		—		—
Domestic exchange settlement debits		73,785,133		(72,456,156)		1,328,977		(768)		—		1,328,209
Other financial instruments		4,936,397		(4,350,832)		585,565		—		—		585,565

	￦	104,202,672	￦	(76,806,988)	￦	27,395,684	￦	(21,756,295)	￦	(177,871)	￦	5,461,518

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)
	December 31, 2024
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	￦	12,543,672	￦	—	￦	12,543,672
Derivatives held for hedging		373,799		—		373,799	￦	(10,689,585)	￦	(76,853)	￦	2,151,033
Unsettled spot exchange payable		6,289,630		—		6,289,630		(6,213,292)		—		76,338
Bonds sold under repurchase agreements *		12,794,534		—		12,794,534		(12,794,534)		—		—
Securities borrowing agreements		2,558,520		—		2,558,520		(2,558,520)		—		—
Domestic exchange settlement credits		62,872,822		(62,577,496)		295,326		(292,699)		—		2,627
Other financial instruments		1,784,437		(1,687,731)		96,706		—		—		96,706

	￦	99,217,414	￦	(64,265,227)	￦	34,952,187	￦	(32,548,630)	￦	(76,853)	￦	2,326,704

(In millions of Korean won)
	December 31, 2025
	Gross liabilities		Gross assets offset		Net amount in the statement of financial position		Non-offsetting amount				Net amount
							Financial instruments		Cash collateral
Derivatives held for trading and derivative-linked securities	￦	8,896,951	￦	—	￦	8,896,951
Derivatives held for hedging		546,985		—		546,985	￦	(7,752,738)	￦	(66,028)	￦	1,625,170
Unsettled spot exchange payable		6,893,312		—		6,893,312		(6,731,054)		—		162,258
Bonds sold under repurchase agreements *		13,425,697		—		13,425,697		(13,425,697)		—		—
Securities borrowing agreements		2,923,691		—		2,923,691		(2,915,160)		—		8,531
Domestic exchange settlement credits		72,554,289		(72,456,156)		98,133		(94,681)		—		3,452
Other financial instruments		4,539,658		(4,350,832)		188,826		—		—		188,826

	￦	109,780,583	￦	(76,806,988)	￦	32,973,595	￦	(30,919,330)	￦	(66,028)	￦	1,988,237

*	Includes bonds sold under repurchase agreements to customers.

7. Due from Financial Institutions Measured at Amortized Cost
7.1 Details of due from financial institutions as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%) as of December 31, 2025	December 31, 2024		December 31, 2025
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	—	￦	11,635,481	￦	13,939,438
	Due from banks	KEB Hana Bank and others	0.00 ~ 4.16		3,342,114		4,141,440
	Due from others	Korea Securities Finance Corporation and others	0.00 ~ 3.33		1,473,585		1,696,282

					16,451,180		19,777,160

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea. and others	0.00 ~ 4.75		7,767,797		9,115,862
	Time deposits in foreign currencies	Industrial and Commercial Bank of China and others	0.00 ~ 6.75		634,903		405,700
	Due from others	Yuanta Bank (Taiwan) and others	0.00 ~ 6.70		2,937,813		3,270,336

					11,340,513		12,791,898

				￦	27,791,693	￦	32,569,058

*	Before netting of allowance
7.2 Details of restricted due from financial institutions as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2024		December 31, 2025		Reasons of restriction
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	￦	11,635,481	￦	13,939,438	Bank of Korea Act
	Due from banks	KEB Hana Bank and others		106,500		130,640	Net settlement and others
	Due from others	Korea Securities Finance Corporation and others		1,254,615		1,630,914	Derivatives margin account and others

				12,996,596		15,700,992

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	The Bank of Korea and others		2,736,871		3,392,616	Bank of Korea Act and others
	Time deposits in foreign currencies	Industrial and Commercial Bank of China and others		98,264		81,983	Bank Act of the State of New York and others
	Due from others	Yuanta Bank (Taiwan) and others		2,709,177		3,002,267	Derivatives margin account and others

				5,544,312		6,476,866

			￦	18,540,908	￦	22,177,858

*	Before netting of allowance.

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired
Beginning	￦	1,021	￦	—	￦	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision (reversal) of credit losses		472		—		—
Business Combination		—		—		—
Others		79		—		—

Ending	￦	1,572	￦	—	￦	—

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	￦	1,572	￦	—	￦	—
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Impairment		—		—		—
Provision (reversal) of credit losses		(172)		—		—
Business Combination		—		—		—
Others		(50)		—		—

Ending	￦	1,350	￦	—	￦	—

8. Assets Pledged as Collateral
8.1 Details of assets pledged as collateral as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)
		December 31, 2024
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
Due from financial institutions	KEB Hana Bank and others	￦	651,988	Performance guarantee for loan transactions
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		4,366,425	Repurchase agreements
	The Korea Securities Depository and others		9,908,291	Securities borrowing transactions
	Samsung Futures Inc. and others		1,644,059	Derivatives transactions

			15,918,775

Financial assets at fair value through other comprehensive income	The Bank of Korea and others		4,058,186	Repurchase agreements
	The Korea Securities Depository and others		2,510,368	Securities borrowing transactions
	The Bank of Korea		2,237,952	Borrowings from the Bank of Korea
	The Bank of Korea		994,678	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		2,511,706	Derivatives transactions
	Others		662,227	Others

			12,975,117

Securities measured at amortized cost	The Bank of Korea and others		1,031,256	Repurchase agreements
	The Bank of Korea		2,802,901	Borrowings from the Bank of Korea
	The Bank of Korea		7,627,587	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		1,065,109	Derivatives transactions
	The Bank of Korea and others		818,270	Others

			13,345,123

Loans	Others		14,572,142	Covered bond and others
Real estate	Hanwha Life Insurance Co., Ltd. and others		1,223,346	Borrowings from bank and others

		￦	58,686,491

8.1 Details of assets pledged as collateral as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
		December 31, 2025
Assets pledged	Pledgee	Carrying amount		Reasons of pledge
Due from financial institutions	KEB Hana Bank and others	￦	839,641	Performance guarantee for loan transactions
Financial assets at fair value through profit or loss	The Korea Securities Depository and others		4,227,877	Repurchase agreements
	The Korea Securities Depository and others		11,148,996	Securities borrowing transactions
	The Bank of Korea		3,314,236	Borrowings from the Bank of Korea
	Korea Exchange (“KRX”) and others		1,775,290	Derivatives transactions
	Others		6,531	Others

			20,472,930

Financial assets at fair value through other comprehensive income	The Korea Securities Depository and others		4,310,743	Repurchase agreements
	The Korea Securities Depository and others		4,041,764	Securities borrowing transactions
	The Bank of Korea		2,045,260	Borrowings from the Bank of Korea
	The Bank of Korea		975,999	Settlement risk of the Bank of Korea
	The Korea Securities Depository and others		2,774,232	Derivatives transactions
	Mitsui Sumitomo Bank, Seoul Branch and others		586,089	Others

			14,734,087

Securities measured at amortized cost	The Bank of Korea and others		1,140,066	Repurchase agreements
	The Bank of Korea		2,440,585	Borrowings from the Bank of Korea
	The Bank of Korea		7,625,707	Settlement risk of the Bank of Korea
	Samsung Futures Inc. and others		488,326	Derivatives transactions
	The Bank of Korea and others		660,079	Others

			12,354,763

Loans	Others		12,250,820	Covered bond and others
Real estate	Shinhan Bank and others		1,009,578	Borrowings from bank and others

		￦	61,661,819

In addition, the Group provided ￦
8,027,229
million and ￦
10,485,363 million debt securities among its borrowed securities and other assets held as collateral to Korea Securities Finance Corporation and others as collateral as of December 31, 2024 and 2025, respectively.

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)
	December 31, 2024
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	4,933,491	￦	—	￦	4,933,491

(In millions of Korean won)
	December 31, 2025
	Fair value of collateral held		Fair value of collateral sold or repledged		Total
Securities	￦	10,723,045	￦	—	￦	10,723,045
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

9.1 Details of derivative financial instruments held for trading as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)
	December 31, 2024						December 31, 2025
	Notional amount		Assets		Liabilities		Notional amount		Assets		Liabilities
Interest rate
Forwards	￦	18,253,487	￦	577,037	￦	736,622	￦	24,101,504	￦	963,680	￦	629,846
Futures*		6,388,783		1,178		5,407		5,703,719		458		1,340
Swaps		334,595,285		405,611		552,316		266,475,478		447,025		632,389
Options		7,108,100		152,220		146,648		6,376,000		185,054		149,207

		366,345,655		1,136,046		1,440,993		302,656,701		1,596,217		1,412,782

Currency
Forwards		136,815,645		5,848,876		3,326,427		137,979,537		3,320,819		1,774,894
Futures*		723,795		1,694		234		825,744		728		20
Swaps		82,498,194		3,587,141		5,960,622		70,367,044		2,316,840		3,679,947
Options		1,999,773		23,808		25,374		1,741,288		10,700		11,361

		222,037,407		9,461,519		9,312,657		210,913,613		5,649,087		5,466,222

Stock and index
Futures*		2,151,606		3,260		7,963		3,577,413		396		6,881
Swaps		4,963,174		278,278		156,825		6,129,959		237,117		380,095
Options		2,641,003		15,331		171,368		2,518,452		209,753		162,989

		9,755,783		296,869		336,156		12,225,824		447,266		549,965

Credit
Swaps		4,797,110		37,123		27,397		5,265,645		35,971		26,470

		4,797,110		37,123		27,397		5,265,645		35,971		26,470

Commodity
Futures*		42,764		1,191		1,012		81,631		1,056		1,949
Swaps		1,297,183		12,390		11,781		568,778		10,572		10,185
Options		292,290		3,018		3,130		101,737		3,072		3,109

		1,632,237		16,599		15,923		752,146		14,700		15,243

Others		891,012		6,715		276,569		824,241		5,130		216,623

	￦	605,459,204	￦	10,954,871	￦	11,409,695	￦	532,638,170	￦	7,748,371	￦	7,687,305

*	Gains or losses arising from some daily mark-to-market futures are reflected in the margin accounts.

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	￦	5,071,561	￦	1,674,709	￦	444,487	￦	189,448	￦	941,835	￦	1,998,080	￦	10,320,120
Average price condition (%)		4.58		4.65		4.71		5.74		6.69		3.81		4.68
Average price condition (USD/KRW)		1,341.52		1,298.73		1,276.69		—		—		—		1,325.95
Average price condition (EUR/KRW)		1,464.04		1,469.25		1,447.53		—		—		—		1,464.60
Average price condition (AUD/KRW)		891.13		885.60		—		—		—		—		890.56
Average price condition (GBP/KRW)		1,539.22		—		—		—		—		—		1,539.22
Cash flow hedge
Nominal amount of the hedging instrument	￦	2,385,743	￦	3,059,818	￦	2,779,439	￦	981,453	￦	545,140	￦	—	￦	9,751,593
Average price condition (%)		3.05		4.14		4.98		4.91		3.71		—		4.43
Average price condition (USD/KRW)		1,228.80		1,250.67		1,331.02		1,254.81		1,373.85		—		1,282.82
Average price condition (EUR/KRW)		1,374.73		1,501.00		—		1,392.00		—		—		1,423.08
Average price condition (AUD/KRW)		851.50		889.00		932.60		—		—		—		885.25
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	￦	15,876	￦	236,670	￦	—	￦	—	￦	—	￦	—	￦	252,546
Average price condition (USD/KRW)		1,071.00		1,178.91		—		—		—		—		1,172.13

(In millions of Korean won)	December 31, 2025
	1 year		2 years		3 years		4 years		5 years		Over 5 years		Total
Fair value hedge
Nominal amount of the hedging instrument	￦	5,146,871	￦	402,995	￦	94,321	￦	880,581	￦	1,531,878	￦	570,923	￦	8,627,569
Average price condition (%)		3.67		4.31		4.85		5.92		2.96		3.73		3.86
Average price condition (USD/KRW)		1,362.39		1,356.40		—		—		—		—		1,362.03
Average price condition (EUR/KRW)		1,556.92		1,481.21		—		—		—		—		1,541.37
Average price condition (AUD/KRW)		911.05		—		—		—		—		—		911.05
Average price condition (GBP/KRW)		1,862.01		—		—		—		—		—		1,862.01
Cash flow hedge
Nominal amount of the hedging instrument	￦	3,715,273	￦	3,779,416	￦	3,059,931	￦	1,172,452	￦	578,761	￦	—	￦	12,305,833
Average price condition (%)		3.46		4.37		3.96		3.47		—		—		3.94
Average price condition (USD/KRW)		1,264.42		1,433.62		1,344.27		1,353.74		1,411.82		—		1,351.96
Average price condition (EUR/KRW)		1,501.00		1,560.67		1,505.50		—		—		—		1,526.90
Average price condition (AUD/KRW)		896.73		932.6		—		—		—		—		905.35
Hedge of net investments in foreign operations
Nominal amount of the hedging instrument	￦	242,498	￦	—	￦	—	￦	—	￦	—	￦	—	￦	242,498
Average price condition (USD/KRW)		1,173.81		—		—		—		—		—		1,173.81

9.3 Fair Value Hedge
9.3.1 Details of fair value hedged items as of December 31, 2024 and 2025 and changes in fair value for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)		December 31, 2024								2024
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	￦	2,062,063	￦	—	￦	(15,065)	￦	—	￦	27,699
	Debt securities in foreign currencies		1,699,241		—		(44,081)		—		21,357
	Deposits in Korean won		—		246,258		—		6,258		(6,272)
	Deposits in foreign currencies		—		301,107		—		(7,593)		926
	Debentures in Korean won		—		2,320,923		—		(109,077)		(35,453)
	Debentures in foreign currencies		—		1,523,883		—		(63,717)		(4,989)

			3,761,304		4,392,171		(59,146)		(174,129)		3,268

Currency	Debt securities in foreign currencies		1,798,273		—		301,740		—		217,776

			1,798,273		—		301,740		—		217,776

		￦	5,559,577	￦	4,392,171	￦	242,594	￦	(174,129)	￦	221,044

(In millions of Korean won)		December 31, 2025								2025
		Carrying amount				Accumulated amount of hedge adjustments				Changes in fair value
		Assets		Liabilities		Assets		Liabilities
Hedge accounting
Interest rate	Debt securities in Korean won	￦	1,516,538	￦	—	￦	(5,529)	￦	—	￦	(13,622)
	Debt securities in foreign currencies		1,285,924		—		(628)		—		39,119
	Deposits in Korean won		—		196,865		—		6,865		(3,624)
	Deposits in foreign currencies		—		1,044,993		—		(1,334)		(6,254)
	Debentures in Korean won		—		1,342,625		—		(117,375)		8,310
	Debentures in foreign currencies		—		809,157		—		(23,085)		(29,794)

			2,802,462		3,393,640		(6,157)		(134,929)		(5,865)

Currency	Debt securities in foreign currencies		1,539,305		—		365,464		—		(1,292)

			1,539,305		—		365,464		—		(1,292)

		￦	4,341,767	￦	3,393,640	￦	359,307	￦	(134,929)	￦	(7,157)

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2024 and 2025 and changes in fair value for the years ended December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value

Interest rate
Futures	￦	720,000	￦	—	￦	—	￦	1,787
Swaps		7,648,200		84,530		62,666		(3,658)

	￦	8,368,200	￦	84,530	￦	62,666	￦	(1,871)
Currency
Forwards		1,951,920		62		119,228		(190,426)

	￦	10,320,120	￦	84,592	￦	181,894	￦	(192,297)

(In millions of Korean won)

	December 31, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value

Interest rate
Futures	￦	1,007,300	￦	—	￦	—	￦	21,890
Swaps		5,336,065		89,917		17,610		(16,491)

	￦	6,343,365	￦	89,917	￦	17,610	￦	5,399
Currency
Forwards		2,284,204		4,563		107,590		(66,011)

	￦	8,627,569	￦	94,480	￦	125,200	￦	(60,612)

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2023, 2024 and 2025, are as follows:
(In millions of Korean won)

	2023		2024		2025
Hedge accounting
Interest rate	￦	6,513	￦	1,397	￦	(466)
Currency		(2,112)		27,351		(67,303)

	￦	4,401	￦	28,748	￦	(67,769)

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Gains (losses) on hedging instruments	￦	(36,372)	￦	(192,297)	￦	(60,612)
Gains (losses) on hedged items attributable to the hedged risk		35,011		223,358		(14,818)

	￦	(1,361)	￦	31,061	￦	(75,430)

9.4 Cash Flow Hedge
9.4.1 Details of cash flow hedged items as of December 31, 2024 and 2025 and changes in fair value for the years ended December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	Cash flow hedge reserve				Changes in fair value
	December 31, 2024		December 31, 2025		2024		2025
Hedge accounting
Interest rate risk	￦	160,165	￦	(102,432)	￦	(62,558)	￦	344,686
Currency risk		(51,847)		(55,080)		(154,144)		150,381

	￦	108,318	￦	(157,512)	￦	(216,702)	￦	495,067

9.4.2 Details of derivative instruments designated as cash flow hedge as of December 31, 2024 and 2025 and changes in fair value for the years ended December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	￦	1,705,449	￦	179,580	￦	8	￦	75,162
Swaps		2,988,310		48,738		5,760		(10,122)

	￦	4,693,759	￦	228,318	￦	5,768	￦	65,040
Currency
Swaps		5,057,834		462,986		181,828		278,039

	￦	9,751,593	￦	691,304	￦	187,596	￦	343,079

(In millions of Korean won)

	December 31, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Interest rate
Forwards	￦	3,947,019	￦	37,218	￦	234,722	￦	(314,412)
Swaps		2,849,228		25,753		13,343		(28,878)

	￦	6,796,247	￦	62,971	￦	248,065	￦	(343,290)
Currency
Swaps		5,509,586		272,234		170,808		(142,175)

	￦	12,305,833	￦	335,205	￦	418,873	￦	(485,465)

9.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Gains (losses) on hedging instruments:	￦	8,831	￦	343,079	￦	(485,465)
Effective portion of gains (losses) on cash flow hedging instruments (recognized in other comprehensive income or loss)		7,328		341,834		(488,324)
Ineffective portion of gains (losses) on cash flow hedging instruments (recognized in profit or loss)		1,503		1,245		2,859

9.4.4 Amounts recognized in other comprehensive income (loss) and reclassified from equity to profit or loss related to derivative instruments designated as cash flow hedge for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Other comprehensive income (loss)	￦	7,328	￦	341,834	￦	(488,324)
Reclassification to profit or loss		48,508		(294,592)		169,361
Income tax effect		(1,913)		(12,501)		29,455

	￦	53,923	￦	34,741	￦	(289,508)

9.5 Hedge of Net Investments in Foreign Operations
9.5.1 Details of net investments in foreign operations hedged items as of December 31, 2024 and 2025 and changes in fair value for the years ended December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	Foreign currency translation reserve		Changes in fair value
	December 31, 2024	December 31, 2025	2024		2025
Hedge accounting
Currency risk	￦ (316,109)	￦ (276,478)	￦	253,679	￦ (46,601)
9.5.2 Details of financial instruments designated as hedge of net investments in foreign operations as of December 31, 2024 and 2025 and changes in fair value for the years ended December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	December 31, 2024						2024
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	￦	15,876	￦	—	￦	4,309	￦ 998
Debentures in foreign currencies		2,077,155		—		2,077,155	(254,677)

	￦	2,093,031	￦	—	￦	2,081,464	￦ (253,679)

(In millions of Korean won)

	December 31, 2025						2025
	Notional amount		Assets		Liabilities		Changes in fair value
Currency
Forwards	￦	11,479	￦	—	￦	2,911	￦	1,398
Debentures in foreign currencies		2,203,306		—		2,203,005		45,203

	￦	2,214,785	￦	—	￦	2,205,916	￦	46,601

9.5.3 Fair value of
non-derivative
financial instruments designated as hedge of net investments in foreign operations as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Debentures in foreign currencies	￦	2,180,537	￦	2,186,490
9.5.4 Gains or losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Gains (losses) on hedging instruments:	￦	(19,590)	￦	(253,679)	￦	46,601
Effective portion of gains (losses) on hedge of net investments in foreign operations (recognized in other comprehensive income or loss)		(19,590)		(253,679)		46,601
Ineffective portion of gains (losses) on hedge of net investments in foreign operations (recognized in profit or loss)		—		—		—
9.5.5 Effective portion of gains or losses on net investments in foreign operations hedging instruments recognized in other comprehensive income (loss) for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Other comprehensive income (loss)	￦	(19,590)	￦	(253,679)	￦	46,601
Reclassification to profit or loss		—		—		1,546
Income tax effect		4,931		66,971		(8,516)

	￦	(14,659)	￦	(186,708)	￦	39,631

10. Loans Measured at Amortized Cost
10.1 Details of loans as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Loans measured at amortized cost	￦	477,066,990	￦	496,800,668
Deferred loan origination fees and costs		638,230		583,572
Less: Allowances for credit losses		(5,633,380)		(5,406,196)

	￦	472,071,840	￦	491,978,044

10.2 Details of loans to banks as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Loans measured at amortized cost	￦	9,830,773	￦	8,761,115
Less: Allowances for credit losses		(31,158)		(2,039)

	￦	9,799,615	￦	8,759,076

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	188,109,614	￦	203,391,791	￦	—	￦	391,501,405
Loans in foreign currencies		5,978,891		26,954,295		—		32,933,186
Domestic import usance bills		—		3,790,808		—		3,790,808
Off-shore funding loans		—		626,058		—		626,058
Bills bought in Korean won		—		1,862		—		1,862
Bills bought in foreign currencies		—		2,379,270		—		2,379,270
Guarantee payments under acceptances and guarantees		—		16,930		—		16,930
Credit card receivables in Korean won		—		—		23,436,170		23,436,170
Credit card receivables in foreign currencies		—		—		42,304		42,304
Bonds purchased under repurchase agreements		—		4,967,067		—		4,967,067
Privately placed bonds		—		389,783		—		389,783
Factored receivables		7		62,602		—		62,609
Lease receivables		406,844		194,057		—		600,901
Loans for installment credit		6,327,692		798,402		—		7,126,094

		200,823,048		243,572,925		23,478,474		467,874,447

Proportion (%)		42.92		52.06		5.02		100.00
Less: Allowances for credit losses		(1,587,817)		(3,137,665)		(876,740)		(5,602,222)

	￦	199,235,231	￦	240,435,260	￦	22,601,734	￦	462,272,225

(In millions of Korean won)	December 31, 2025
	Retail		Corporate		Credit card		Total
Loans in Korean won	￦	195,458,599	￦	213,386,102	￦	—	￦	408,844,701
Loans in foreign currencies		6,139,413		26,054,287		—		32,193,700
Domestic import usance bills		—		3,576,639		—		3,576,639
Off-shore funding loans		—		959,102		—		959,102
Call Loans		—		450,000		—		450,000
Bills bought in Korean won		—		1,691		—		1,691
Bills bought in foreign currencies		—		2,611,182		—		2,611,182
Guarantee payments under acceptances and guarantees		—		5,414		—		5,414
Credit card receivables in Korean won		—		—		23,103,760		23,103,760
Credit card receivables in foreign currencies		—		—		31,326		31,326
Bonds purchased under repurchase agreements		—		8,084,671		—		8,084,671
Privately placed bonds		—		390,175		—		390,175
Factored receivables		3,563		77,811		—		81,374
Lease receivables		429,444		82,883		—		512,327
Loans for installment credit		6,853,732		923,331		—		7,777,063

		208,884,751		256,603,288		23,135,086		488,623,125

Proportion (%)		42.75		52.52		4.73		100
Less: Allowances for credit losses		(1,500,254)		(3,187,999)		(715,904)		(5,404,157)

	￦	207,384,497	￦	253,415,289	￦	22,419,182	￦	483,218,968

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	2024
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	￦	623,493	￦	464,364	￦	(406,506)	￦	—	￦	681,351
Others		76,997		73,259		(57,159)		3,886		96,983

		700,490		537,623		(463,665)		3,886		778,334

Deferred loan origination fees
Loans in Korean won		37,002		44,345		(27,267)		—		54,080
Others		72,244		42,950		(38,031)		8,861		86,024

		109,246		87,295		(65,298)		8,861		140,104

	￦	591,244	￦	450,328	￦	(398,367)	￦	(4,975)	￦	638,230

(In millions of Korean won)

	2025
	Beginning		Increase		Decrease		Others		Ending
Deferred loan origination costs
Loans in Korean won	￦	681,351	￦	341,642	￦	(374,539)	￦	—	￦	648,454
Others		96,983		75,892		(81,149)		(2,661)		89,065

		778,334		417,534		(455,688)		(2,661)		737,519

Deferred loan origination fees
Loans in Korean won		54,080		29,801		(28,075)		—		55,806
Others		86,024		64,839		(50,861)		(1,861)		98,141

		140,104		94,640		(78,936)		(1,861)		153,947

	￦	638,230	￦	322,894	￦	(376,752)	￦	(800)	￦	583,572

11. Allowances for Credit Losses
11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired				Non-impaired		Impaired
Beginning	￦	584,650	￦	283,382	￦	501,049	￦	939,640	￦	935,715	￦	1,282,544	￦	206,525	￦	328,152	￦	401,148
Transfer between stages:
Transfer to 12-month expected credit losses		130,047		(122,955)		(7,092)		365,392		(306,167)		(59,225)		55,076		(53,048)		(2,028)
Transfer to lifetime expected credit losses		(117,019)		237,066		(120,047)		(273,328)		340,311		(66,983)		(27,518)		34,364		(6,846)
Impairment		(11,838)		(166,139)		177,977		(54,667)		(191,344)		246,011		(3,753)		(23,914)		27,667
Write-offs		—		—		(684,223)		—		(2)		(593,492)		—		—		(706,501)
Sales		(4,177)		(1,668)		(56,116)		—		(499)		(102,759)		—		—		(136,344)
Provision (reversal) for credit losses 1,2		23,910		101,072		824,942		(56,320)		123,219		585,169		10,142		87,067		715,149
Others (exchange differences, etc.)		1,778		677		12,541		(7,577)		22,331		40,854		(38)		19		(28,579)

Ending	￦	607,351	￦	331,435	￦	649,031	￦	913,140	￦	923,564	￦	1,332,119	￦	240,434	￦	372,640	￦	263,666

11.1 Changes in allowances for credit losses of loans measured at amortized cost for the years ended December 31, 2024 and 2025, are as follows  (cont’d):

(In millions of Korean won)	2025
	Retail						Corporate						Credit card
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired				Non-impaired		Impaired				Non-impaired		Impaired
Beginning	￦	607,351	￦	331,435	￦	649,031	￦	913,140	￦	923,564	￦	1,332,119	￦	240,434	￦	372,640	￦	263,666
Transfer between stages:
Transfer to 12-month expected credit losses		159,823		(151,174)		(8,649)		221,777		(217,285)		(4,492)		34,654		(34,519)		(135)
Transfer to lifetime expected credit losses		(134,669)		163,519		(28,850)		(248,185)		305,680		(57,495)		(50,226)		50,683		(457)
Impairment		(13,672)		(75,950)		89,622		(8,477)		(194,671)		203,148		(2,702)		(6,678)		9,380
Write-offs		—		(1)		(886,368)		—		(13)		(776,283)		—		—		(646,045)
Sales		(1,219)		(1,254)		(62,265)		(37)		(798)		(173,263)		—		(7,596)		(168,436)
Provision (reversal) for credit losses 1,2		(24,749)		6,356		920,421		64,363		93,234		910,344		(36,615)		(4,887)		733,095
Others (exchange differences, etc.)		(13,538)		(457)		(24,489)		(7,294)		(2,004)		(87,034)		(72)		(67)		(30,213)

Ending	￦	579,327	￦	272,474	￦	648,453	￦	935,287	￦	907,707	￦	1,347,044	￦	185,473	￦	369,576	￦	160,855

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

2	Includes ￦ 317,140 million and ￦ 385,145 million of collections from written-off loans for the years ended December 31, 2024 and 2025, respectively.
The amount of financial assets that the Group wrote off during the prior and the current year but is continuing recovery activities is ￦
1,984,218
million and ￦
 2,270,706 million for the years ended December 31, 2024 and 2025, respectively. Also, the Group manages the written-off
loans that their legal extinctive prescriptions have not been completed, and that have not been collected.
The balances of those loans are ￦
11,468,928
million and ￦
11,292,023 million as of December 31, 2024 and 2025, respectively.

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	￦	408,283,402	￦	37,076,587	￦	4,908,103
Transfer between stages:
Transfer to 12-month expected credit losses		29,092,806		(28,622,325)		(470,481)
Transfer to lifetime expected credit losses (non-impaired)		(36,987,630)		38,887,946		(1,900,316)
Transfer to lifetime expected credit losses (impaired)		(1,489,772)		(4,423,007)		5,912,779
Write-offs		—		(2)		(1,984,216)
Sales		(3,563,046)		(98,684)		(1,028,807)
Net increase (decrease) (execution, repayment, and others)		36,418,238		(1,879,924)		(426,431)

Ending	￦	431,753,998	￦	40,940,591	￦	5,010,631

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	￦	431,753,998	￦	40,940,591	￦	5,010,631
Transfer between stages:
Transfer to 12-month expected credit losses		31,009,972		(30,953,536)		(56,436)
Transfer to lifetime expected credit losses (non-impaired)		(45,366,268)		46,542,340		(1,176,072)
Transfer to lifetime expected credit losses (impaired)		(942,693)		(4,001,107)		4,943,800
Write-offs		—		(14)		(2,308,696)
Sales		(663,793)		(110,914)		(1,930,763)
Net increase (decrease) (execution, repayment, and others)		30,098,904		(5,450,159)		44,455

Ending	￦	445,890,120	￦	46,967,201	￦	4,526,919

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments
12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	￦	13,389,804	￦	12,700,497
Financial bonds		11,601,280		13,649,186
Corporate bonds		7,323,299		8,116,539
Asset-backed securities		39,444		30,000
Beneficiary certificates		20,644,681		24,898,393
Derivative-linked securities		1,924,109		2,161,288
Other debt securities		18,846,019		18,997,445
Equity securities:
Stocks		3,964,021		7,258,897
Other equity securities		311,316		342,556
Loans:
Privately placed bonds		208,856		227,391
Other loans		978,907		1,003,621
Due from financial institutions:
Other due from financial institutions		59,838		64,438
Others		158,519		412,279

	￦	79,450,093	￦	89,862,530

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	￦	38,108,213	￦	43,782,588
Financial bonds		26,091,249		23,991,331
Corporate bonds		22,059,099		23,215,390
Asset-backed securities		2,366,140		2,163,313
Other debt securities		111,295		159,797
Equity securities:
Stocks		1,643,898		1,808,906
Equity investments		9,410		16,144
Other equity securities		2,059,980		2,786,933
Loans:
Privately placed bonds		1,446,628		1,995,083

		93,895,912		99,919,485

Financial assets at amortized cost
Debt securities:
Government and public bonds		6,029,059		4,944,116
Financial bonds		12,761,712		13,817,271
Corporate bonds		8,946,009		8,698,069
Asset-backed securities		9,321,199		7,551,248
Other debt securities		72,969		73,785
Less: Allowances for credit losses		(17,396)		(17,297)

		37,113,552		35,067,192

	￦	131,009,464	￦	134,986,677

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)		2024				2025
		From the equity securities derecognized		From the equity securities held		From the equity securities derecognized		From the equity securities held
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	￦	—	￦	3,597	￦	2,211	￦	10,491
	Unlisted		—		19,724		124		19,479
Equity investments			—		—		—		496
Other equity securities			699		62,505		735		115,418

		￦	699	￦	85,826	￦	3,070	￦	145,884

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)		2024				2025
		Disposal price		Accumulated other comprehensive income (loss) as of disposal date		Disposal price		Accumulated other comprehensive income (loss) as of disposal date
Equity securities measured at fair value through other comprehensive income:
Stocks	Listed	￦	8,054	￦	(5,586)	￦	44,537	￦	(10,440)
	Unlisted		—		—		47,713		23,446
Other equity securities			131,788		1,937		176,243		232

		￦	139,842	￦	(3,649)	￦	268,493	￦	13,238

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	￦	17,104	￦	(2,547)	￦	14,557
Loans measured at fair value through other comprehensive income		920		(3)		917
Securities measured at amortized cost		15,184		(1,475)		13,709

	￦	33,208	￦	(4,025)	￦	29,183

(In millions of Korean won)	2024
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	￦	6,913	￦	(6,433)	￦	480
Loans measured at fair value through other comprehensive income		1,039		(241)		798
Securities measured at amortized cost		2,300		(4,267)		(1,967)

	￦	10,252	￦	(10,941)	￦	(689)

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Provision		Reversal		Total
Securities measured at fair value through other comprehensive income	￦	7,094	￦	(6,251)	￦	843
Loans measured at fair value through other comprehensive income		559		(29)		530
Securities measured at amortized cost		4,454		(4,504)		(50)

	￦	12,107	￦	(10,784)	￦	1,323

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	￦	44,465	￦	—	￦	77
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(2,065)		—		—
Provision (reversal) for credit losses		(694)		—		5
Others (exchange differences, etc.)		1,325		—		—

Ending	￦	43,031	￦	—	￦	82

(In millions of Korean won)	2025
	12-month expected credit losses		Lifetime expected credit losses
			Non-impaired		Impaired
Beginning	￦	43,031	￦	—	￦	82
Transfer between stages:
Transfer to 12-month expected credit losses		—		—		—
Transfer to lifetime expected credit losses		—		—		—
Sales		(3,225)		—		—
Provision (reversal) for credit losses		1,324		—		(1)
Others (exchange differences, etc.)		21		—		—

Ending	￦	41,151	￦	—	￦	81

13. Investments in Associates and Joint Ventures
13.1 Details of investments in associates and joint ventures as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-KDBC Pre-IPO New Technology Business Investment Fund 2	66.66	￦	3,001	￦	5,203	￦	5,203	Investment finance	Korea
Balhae Infrastructure Company 1	16.37		138,678		139,015		139,015	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		343		9,313		9,313	Investment finance	Korea
Incheon Bridge Co., Ltd. 1	14.99		9,158		(535)		—	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. 1	17.77		440		32		32	Research, consulting, and big data	Korea
Food Factory Co., Ltd.	22.22		1,000		684		1,541	Farm product distribution	Korea
KBSP Private Equity Fund No.4 1	14.95		6,100		3,995		3,995	Investment finance	Korea
Korea Credit Bureau Co., Ltd. 1	9.00		4,500		7,948		7,948	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		3,514		3,514	Investment finance	Korea
KB-Solidus Global Healthcare Fund 2	43.33		17,217		16,829		17,525	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,826		3,223		3,223	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund 2	56.00		6,608		11,129		11,129	Investment finance	Korea
KB-SJ Tourism Venture Fund 1	18.52		568		1,781		1,781	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		946		946	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund 1	14.56		16,171		16,867		16,867	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 2	37.69		9,216		5,764		7,640	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund 2	44.29		18,849		11,730		15,482	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,423		9,423	Investment finance	Korea
All Together Korea Fund No.2 3	99.99		10,000		10,847		10,847	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund 1	12.00		10,758		16,043		16,043	Asset management	Korea
2020 KB Fintech Renaissance Fund 1	5.05		550		1,077		1,077	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		15,940		13,712		13,712	Investment finance	Korea
G payment Joint Stock Company	43.84		7,445		1,504		2,521	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,880		1,880	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.40		988		906		906	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.05		818		764		764	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		24,452		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		18,076		13,109		13,109	Investment finance	Korea
JS Private Equity Fund No.3	20.48		945		742		742	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,918		1,918	Investment finance	Korea
KB-FT Green Growth 1st Technology Investment Association 1	10.34		2,000		1,889		1,889	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		44,380		44,380	Investment finance	Korea
THE CHAEUL FUND NO.1	31.25		1,000		954		954	Investment finance	Korea
Smart Korea KB Future9-Sejong Venture Fund	38.46		2,366		2,325		2,325	Investment finance	Korea
KB-KTB Technology Venture Fund 2	50.90		28,001		25,446		25,448	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund 2	90.40		65,810		62,383		62,282	Investment finance	Korea
Paramark KB Fund No.1 1	17.34		23,671		23,219		23,219	Investment finance	Korea

13.1 Details of investments in associates and joint ventures as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	December 31, 2024
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Co-Investment Private Equity Fund No.1 1	7.12	￦	15,509	￦	15,968	￦	15,968	Investment finance	Korea
POSITIVE Sobujang Venture Fund No.1	44.00		879		869		869	Investment finance	Korea
History 2022 Fintech Fund	34.80		2,000		1,896		1,896	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		40,249		38,592		38,592	Investment finance	Korea
TMAP Mobility Co., Ltd. 1	8.25		199,981		52,287		182,000	Application software development and supply	Korea
Nextrade Co., Ltd. 1	6.64		9,700		8,180		8,180	Investment finance	Korea
Shinhan Global Mobility Fund No.1	24.56		1,345		1,294		1,294	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,908		1,850		1,850	Investment finance	Korea
MW-Pyco NewWave New Technology Investment Fund 4th 2	51.30		2,000		1,922		1,922	Investment finance	Korea
Bitgoeul Cheomdan Green 1st Co., Ltd. 1	19.00		342		241		241	Electricity	Korea
KB-SUSUNG 1st Investment Fund 1	15.00		1,614		2,188		2,188	Investment finance	Korea
Shinhan-Eco Venture Fund 2nd	20.00		2,050		1,973		1,973	Investment finance	Korea
Leading H2O Fund 1	48.20		1,500		1,455		1,455	Investment finance	Korea
2023 JB Newtech No.2 Fund	25.70		1,406		1,705		1,705	Investment finance	Korea
U-KB Credit No.1S Private Equity	33.33		7,300		8,006		8,006	Investment finance	Korea
KB-BridgePole Venture Investment Fund No.2 1	14.29		1,500		1,463		1,463	Investment finance	Korea
Sirius Silicon Valley I New Technology Fund	23.81		500		474		474	Investment finance	Korea
FineKB Private Equity Fund No.2 1	0.85		250		248		248	Investment finance	Korea
Timefolio Athleisure Investment Fund	48.19		4,000		3,923		3,923	Investment finance	Korea
VIG Private Equity Fund V-3	39.60		1,636		4,126		1,636	Investment finance	Korea
COMPA Global Scale-Up Fund No.3	30.00		1,000		980		980	Investment finance	Korea
AKK Robotech Valueup New Technology Investment Fund 1	5.00		1,000		1,127		1,127	Investment finance	Korea
YG MCE PROJECT NO.1 Fund	27.80		1,500		1,477		1,477	Investment finance	Korea
HI YG Win-win Fund No.2	20.62		2,000		1,973		1,973	Investment finance	Korea
KB-CJ Venture Fund 1st	40.00		1,800		1,733		1,733	Investment finance	Korea
Elohim-Bilanx aerospace No.1 Fund	20.94		2,000		1,978		1,978	Investment finance	Korea
KB-SUSUNG 2st Investment Fund 1	12.66		2,000		1,981		1,981	Investment finance	Korea
IMM global Secondary 1-1 Equity Private Fund	41.65		2,819		3,754		3,754	Investment finance	Korea
LIB Material Investment Fund	25.49		4,098		1,475		1,475	Investment finance	Korea
NOVORSEC-SJG Consumer Secondary Fund	24.30		1,700		1,688		1,688	Investment finance	Korea
Allra Fintech Corp. 1	15.77		8,532		1,638		8,684	System software development and supply	Korea
Reboot Private Equity Fund	21.50		7,000		6,946		6,946	Investment finance	Korea
KB-SBI Global Strategic Capital Fund	36.39		11,299		10,782		10,784	Investment finance	Korea
KB-Cyrus Tourism Venture Fund 1	18.52		1,000		977		977	Investment finance	Korea
IBKS Design Fund	46.51		2,000		1,996		1,996	Investment finance	Korea
NICE DATA INTELLIGENCE VENTURE FUND	23.53		1,000		998		998	Investment finance	Korea
Pectus Hanhwa Fund 2	29.41		2,000		1,950		1,950	Investment finance	Korea
KB-IMM New Star Real Estate Private Fund I 2	61.67		31,563		33,074		33,074	Investment finance	Korea

13.1 Details of investments in associates and joint ventures as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	December 31, 2024
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Korea Environment Technology Co.,Ltd.	24.31	￦	107,428	￦	43,156	￦	107,428	Non-designated waste treatment	Korea
Others			2,841		2,367		1,911

		￦	1,020,492	￦	765,121	￦	947,390

(In millions of Korean won)	December 31, 2025
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-KDBC Pre-IPO New Technology Business Investment Fund 2	66.66	￦	—	￦	5,624	￦	2,812	Investment finance	Korea
Balhae Infrastructure Company 1	14.35		123,479		106,822		106,823	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		343		9,093		9,093	Investment finance	Korea
Incheon Bridge Co., Ltd. 1	14.99		9,158		7,383		7,383	Operation of highways and related facilities	Korea
Big Dipper Co., Ltd. 1	17.77		440		(11)		—	Research, consulting, and big data	Korea
Food Factory Co., Ltd.	22.22		1,000		919		330	Farm product distribution	Korea
Korea Credit Bureau Co., Ltd. 1	9.00		4,500		10,992		10,992	Credit information	Korea
KB Social Impact Investment Fund	30.00		4,500		3,898		3,898	Investment finance	Korea
KB-Solidus Global Healthcare Fund 2	43.33		16,047		1,303		1,999	Investment finance	Korea
POSCO-KB Shipbuilding Fund	31.25		1,576		2,366		2,366	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund 2	56.00		6,608		9,536		9,536	Investment finance	Korea
KB-SJ Tourism Venture Fund 1	18.52		378		1,518		1,518	Investment finance	Korea
UNION Media Commerce Fund	28.99		1,000		941		941	Investment finance	Korea
KB-Stonebridge Secondary Private Equity Fund 1	14.56		11,802		12,008		12,008	Investment finance	Korea
KB SPROTT Renewable Private Equity Fund No.1 2	7.69		4,628		—		822	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund 2	44.29		18,849		7,398		8,724	Investment finance	Korea
WJ Private Equity Fund No.1	26.95		10,000		9,525		9,525	Investment finance	Korea
All Together Korea Fund No.2 3	99.99		10,000		11,026		11,026	Asset management	Korea
KB-NAU Special Situation Corporate Restructuring Private Equity Fund 1	12.00		10,956		19,939		19,939	Asset management	Korea
2020 KB Fintech Renaissance Fund 1	5.05		384		891		891	Investment finance	Korea
FineKB Private Equity Fund No.1	25.00		6,400		9,858		9,858	Investment finance	Korea
G payment Joint Stock Company	43.84		7,445		1,910		2,386	Investment advisory and securities trading	Vietnam
KB-GeneN Medical Venture Fund No.1	22.52		2,000		1,838		1,838	Investment finance	Korea
DA-Friend New Technology Investment Fund No.2	27.40		988		902		902	Investment finance	Korea
Cornerstone Pentastone Fund No.4	21.05		818		763		763	Investment finance	Korea
Star-Lord General Investors Private Real Estate Investment Company No.10	26.24		46,700		—		—	Real estate investment	Korea
KB-Badgers Future Mobility ESG Fund No.1	40.91		19,426		13,286		13,286	Investment finance	Korea
JS Private Equity Fund No.3	20.48		196		411		411	Investment finance	Korea
Mirae Asset Mobility Investment Fund No.1	22.99		2,000		1,885		1,885	Investment finance	Korea
KB-FT Green Growth 1st Technology Investment Association 1	10.34		2,000		1,847		1,847	Investment finance	Korea
Glenwood Credit Private Equity Fund No.2	29.89		42,000		43,887		43,887	Investment finance	Korea

13.1 Details of investments in associates and joint ventures as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	December 31, 2025
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Smart Korea KB Future9-Sejong Venture Fund	38.46	￦	4,366	￦	4,317	￦	4,317	Investment finance	Korea
KB-KTB Technology Venture Fund 2	50.90		28,001		14,750		24,585	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund 2	90.40		89,378		90,279		89,188	Investment finance	Korea
Paramark KB Fund No.1 1	17.34		27,927		27,381		27,381	Investment finance	Korea
KB Co-Investment Private Equity Fund No.1 1	7.12		16,522		16,522		17,359	Investment finance	Korea
KB-NP Green ESG New Technology Venture Capital Fund	29.85		46,109		46,655		46,655	Investment finance	Korea
TMAP Mobility Co., Ltd. 1	8.25		199,981		53,838		182,457	Application software development and supply	Korea
Nextrade Co., Ltd. 1	6.64		9,700		8,374		8,374	Investment finance	Korea
Shinhan Global Mobility Fund No.1	24.56		1,345		1,265		1,265	Investment finance	Korea
SKB Next Unicorn K-Battery Fund No.1	24.84		1,908		1,810		1,810	Investment finance	Korea
MW-Pyco NewWave New Technology Investment Fund 4th 2	51.30		2,000		—		—	Investment finance	Korea
Bitgoeul Cheomdan Green 1st Co., Ltd. 1	19.00		342		240		240	Electricity	Korea
KB-SUSUNG 1st Investment Fund 1	15.00		195		833		833	Investment finance	Korea
Shinhan-Eco Venture Fund 2nd	20.00		1,885		1,807		1,807	Investment finance	Korea
Leading H2O Fund 1	48.20		1,500		1,421		1,421	Investment finance	Korea
U-KB Credit No.1S Private Equity	33.33		24,433		21,743		21,740	Investment finance	Korea
KB-BridgePole Venture Investment Fund No.2 1	14.29		1,500		1,432		1,432	Investment finance	Korea
Sirius Silicon Valley I New Technology Fund	23.81		500		463		463	Investment finance	Korea
FineKB Private Equity Fund No.2 1	0.85		250		245		245	Investment finance	Korea
Timefolio Athleisure Investment Fund	48.19		4,000		3,750		3,750	Investment finance	Korea
VIG Private Equity Fund V-3	39.60		4,484		15,127		4,268	Investment finance	Korea
COMPA Global Scale-Up Fund No.3	30.00		1,000		957		957	Investment finance	Korea
YG MCE PROJECT NO.1 Fund	27.80		1,500		—		—	Investment finance	Korea
HI YG Win-win Fund No.2	20.62		2,000		2,154		2,154	Investment finance	Korea
KB-CJ Venture Fund 1st	40.00		1,800		1,869		1,869	Investment finance	Korea
Elohim-Bilanx aerospace No.1 Fund	20.94		2,000		1,937		1,937	Investment finance	Korea
KB-SUSUNG 2st Investment Fund 1	12.66		2,000		1,959		1,959	Investment finance	Korea
IMM global Secondary 1-1 Equity Private Fund	41.65		3,413		4,975		4,975	Investment finance	Korea
LIB Material Investment Fund	25.49		4,098		829		829	Investment finance	Korea
Allra Fintech Corp. 1	14.98		8,547		2,119		8,813	System software development and supply	Korea
Reboot Private Equity Fund	21.50		7,000		6,839		6,839	Investment finance	Korea

13.1 Details of investments in associates and joint ventures as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	December 31, 2025
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB-SBI Global Strategic Capital Fund	36.39	￦	34,112	￦	32,708	￦	32,711	Investment finance	Korea
KB-Cyrus Tourism Venture Fund 1	18.52		2,000		1,855		1,855	Investment finance	Korea
IBKS Design Fund	46.51		2,000		4,811		4,811	Investment finance	Korea
KB-IMM New Star Real Estate Private Fund I 2	61.67		60,845		63,022		63,022	Investment finance	Korea
KB-LB Middle Market Enterprises Innovation Private Equity Fund	36.20		8,137		7,075		7,073	Investment finance	Korea
YG AI Industrial Automation Solutions FUND	28.20		2,000		1,992		1,992	Investment finance	Korea
Semicolon Susong REITs Co., Ltd.	49.87		86,292		85,335		85,331	Investment finance	Korea
KB-Novus Genesis Private Equity Fund 1	9.40		2,300		2,267		2,267	Investment finance	Korea
ATP TP VC Fund No.1	39.60		2,000		1,976		1,976	Investment finance	Korea
AIM-KB-DOUBLE Connected Future Investment Fund 1	8.33		1,000		984		984	Investment finance	Korea
KB-IMM New Star Real Estate Private Fund II 2	60.91		26,337		16,525		26,361	Investment finance	Korea
K-1 23rd yeoksam Real Estate Investment Trust company Ltd.	41.30		61,901		62,424		62,424	Investment finance	Korea
IMM Korea Beauty Co-Invest Private Equity Fund 2	51.00		50,000		49,633		49,633	Investment finance	Korea
VP Inc. 1	10.80		14,312		12,659		14,312	Other financial support service	Korea
DAILY Fountainhead Blind Private Equity Fund II	49.02		11,250		5,360		10,746	Investment finance	Korea
KB-ANDA Deep Tech Venture Fund	30.00		1,250		1,250		1,250	Investment finance	Korea
Others			1,668		14,861		2,825

		￦	1,232,709	￦	998,385	￦	1,137,184

1
As of December 31, 2024 and 2025, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

2
In order to direct relevant activities, it is necessary to obtain the consent of the two co-operative
members; the Group has applied the equity method as the Group cannot control the investee by itself.

3	As of December 31, 2024 and 2025, the Group participates in the investment management committee but cannot exercise control.
In accordance with IAS No.28
Investments in Associates and Joint Ventures
, the Group elected an exemption from applying the equity method for 68 associates, including New Daegu Busan Expressway Co., Ltd., and for an associate that the Group determined it does not have substantive access to returns associated with its ownership interest, namely Meritz Hyundai Investment Real Estate Strategy No.1 PEF, and classified them as financial assets at fair value through profit or loss.
Although the Group holds 20% or more of the ownership, investment trusts with limited influence on related activities according to trust contracts, and companies with limited influence on related activities due to bankruptcy and corporate rehabilitation proceedings are excluded from associates.

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)
	December 31, 2024*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	7,804	￦	—	￦	4,500	￦	7,804	￦	5,203	￦	—	￦	5,203
Balhae Infrastructure Company		971,597		122,393		882,264		849,204		139,015		—		139,015
Aju Good Technology Venture Fund		24,214		—		900		24,214		9,313		—		9,313
Incheon Bridge Co., Ltd.		517,004		520,577		61,096		(3,573)		(535)		535		—
Big Dipper Co., Ltd.		1,527		1,345		495		182		32		—		32
Food Factory Co., Ltd.		8,330		5,253		450		3,077		684		857		1,541
KBSP Private Equity Fund No.4		22,631		560		33,700		22,071		3,995		—		3,995
Korea Credit Bureau Co., Ltd.		150,657		62,343		10,000		88,314		7,948		—		7,948
KB Social Impact Investment Fund		11,965		253		15,000		11,712		3,514		—		3,514
KB-Solidus Global Healthcare Fund		38,836		—		3,000		38,836		16,829		696		17,525
POSCO-KB Shipbuilding Fund		10,316		1		5,840		10,315		3,223		—		3,223
KB-TS Technology Venture Private Equity Fund		26,460		6,587		11,800		19,873		11,129		—		11,129
KB-SJ Tourism Venture Fund		9,893		276		3,078		9,617		1,781		—		1,781
UNION Media Commerce Fund		3,318		56		3,450		3,262		946		—		946
KB-Stonebridge Secondary Private Equity Fund		115,993		193		111,020		115,800		16,867		—		16,867
KB SPROTT Renewable Private Equity Fund No.1		24,548		251		29,313		24,297		5,764		1,876		7,640
KB-UTC Inno-Tech Venture Fund		26,935		448		42,418		26,487		11,730		3,752		15,482
WJ Private Equity Fund No.1		35,435		475		37,100		34,960		9,423		—		9,423
All Together Korea Fund No.2		10,849		1		10,001		10,848		10,847		—		10,847
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		123,434		408		82,500		123,026		16,043		—		16,043
2020 KB Fintech Renaissance Fund		21,377		38		10,900		21,339		1,077		—		1,077
FineKB Private Equity Fund No.1		55,144		294		63,760		54,850		13,712		—		13,712
G payment Joint Stock Company		10,253		2,994		2,950		7,259		1,504		1,017		2,521
KB-GeneN Medical Venture Fund No.1		8,526		178		8,880		8,348		1,880		—		1,880
DA-Friend New Technology Investment Fund No.2		3,500		151		3,650		3,349		906		—		906
Cornerstone Pentastone Fund No.4		3,553		3		3,800		3,550		764		—		764
Star-Lord General Investors Private Real Estate Investment Company No.10		514,425		421,241		178,000		93,184		24,452		(24,452)		—
KB-Badgers Future Mobility ESG Fund No.1		32,051		—		44,198		32,051		13,109		—		13,109
JS Private Equity Fund No.3		3,625		—		4,614		3,625		742		—		742
Mirae Asset Mobility Investment Fund No.1		8,417		75		8,700		8,342		1,918		—		1,918
KB-FT Green Growth 1st Technology Investment Association		18,271		—		19,345		18,271		1,889		—		1,889
Glenwood Credit Private Equity Fund No.2		148,970		508		140,500		148,462		44,380		—		44,380
THE CHAEUL FUND NO.1		3,053		—		3,200		3,053		954		—		954
Smart Korea KB Future9-Sejong Venture Fund		6,044		—		6,152		6,044		2,325		—		2,325
KB-KTB Technology Venture Fund		50,673		687		55,000		49,986		25,446		2		25,448
KB-SOLIDUS Healthcare Investment Fund		69,004		3		72,930		69,001		62,383		(101)		62,282
Paramark KB Fund No.1		133,926		28		136,324		133,898		23,219		—		23,219
KB Co-Investment Private Equity Fund No.1		224,659		417		217,807		224,242		15,968		—		15,968
POSITIVE Sobujang Venture Fund No.1		2,003		26		2,000		1,977		869		—		869
History 2022 Fintech Fund		5,507		55		5,750		5,452		1,896		—		1,896
KB-NP Green ESG New Technology Venture Capital Fund		133,929		775		138,872		133,154		38,592		—		38,592
TMAP Mobility Co., Ltd.		797,292		163,070		8,681		634,222		52,287		129,713		182,000
Nextrade Co., Ltd.		125,776		2,563		146,100		123,213		8,180		—		8,180
Shinhan Global Mobility Fund No.1		5,320		51		5,700		5,269		1,294		—		1,294

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
	December 31, 2024*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
SKB Next Unicorn K-Battery Fund No.1	￦	7,446	￦	—	￦	7,700	￦	7,446	￦	1,850	￦	—	￦	1,850
MW-Pyco NewWave New Technology Investment Fund 4th		3,747		—		3,900		3,747		1,922		—		1,922
Bitgoeul Cheomdan Green 1st Co., Ltd.		1,274		5		1,800		1,269		241		—		241
KB-SUSUNG 1st Investment Fund		14,590		—		10,760		14,590		2,188		—		2,188
Shinhan-Eco Venture Fund 2nd		9,868		3		10,250		9,865		1,973		—		1,973
Leading H2O Fund 1		3,018		1		3,110		3,017		1,455		—		1,455
2023 JB Newtech No.2 Fund		6,634		3		5,466		6,631		1,705		—		1,705
U-KB Credit No.1 Private Equity		24,988		974		21,900		24,014		8,006		—		8,006
KB-BridgePole Venture Investment Fund No.2		10,244		—		10,500		10,244		1,463		—		1,463
Sirius Silicon Valley I New Technology Fund		1,994		1		2,100		1,993		474		—		474
FineKB Private Equity Fund No.2		29,324		78		29,501		29,246		248		—		248
Timefolio Athleisure Investment Fund		8,140		—		8,300		8,140		3,923		—		3,923
VIG Private Equity Fund V-3		4,131		5		4,131		4,126		4,126		(2,490)		1,636
COMPA Global Scale-Up Fund No.3		3,266		—		3,334		3,266		980		—		980
AKK Robotech Valueup New Technology Investment Fund		22,651		6		20,100		22,645		1,127		—		1,127
YG MCE PROJECT NO.1 Fund		5,317		—		5,400		5,317		1,477		—		1,477
HI YG Win-win Fund No.2		9,568		—		9,700		9,568		1,973		—		1,973
KB-CJ Venture Fund 1st		4,333		1		4,500		4,332		1,733		—		1,733
Elohim-Bilanx aerospace No.1 Fund		9,451		5		9,550		9,446		1,978		—		1,978
KB-SUSUNG 2st Investment Fund		15,649		—		15,800		15,649		1,981		—		1,981
IMM global Secondary 1-1 Equity Private Fund		9,503		490		6,769		9,013		3,754		—		3,754
LIB Material Investment Fund		5,787		—		31,387		5,787		1,475		—		1,475
NOVORSEC-SJG Consumer Secondary Fund		6,949		—		7,000		6,949		1,688		—		1,688
Allra Fintech Corp.		185,699		175,310		174		10,389		1,638		7,046		8,684
Reboot Private Equity Fund		32,376		127		32,500		32,249		6,946		—		6,946
KB-SBI Global Strategic Capital Fund		30,205		575		31,046		29,630		10,782		2		10,784
KB-Cyrus Tourism Venture Fund		5,277		—		5,400		5,277		977		—		977
IBKS Design Fund		4,292		—		4,300		4,292		1,996		—		1,996
NICE DATA INTELLIGENCE VENTURE FUND		4,241		—		4,250		4,241		998		—		998
Pectus Hanhwa Fund 2		6,631		—		6,800		6,631		1,950		—		1,950
KB-IMM New Star Real Estate Private Fund I		53,736		110		51,177		53,626		33,074		—		33,074
Korea Environment Technology Co.,Ltd.		232,104		54,581		25,000		177,523		43,156		64,272		107,428

(In millions of Korean won)
	2024*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	398	￦	(541)	￦	—	￦	(541)	￦	—
Balhae Infrastructure Company		63,727		70,486		—		70,486		1,541
Aju Good Technology Venture Fund		3,396		(7,447)		—		(7,447)		2,120
Incheon Bridge Co., Ltd.		171,687		66,701		—		66,701		—
Big Dipper Co., Ltd.		251		(346)		—		(346)		—
Food Factory Co., Ltd.		8,804		428		—		428		—
KBSP Private Equity Fund No.4		8,363		8,143		—		8,143		—
Korea Credit Bureau Co., Ltd.		175,338		26,589		—		26,589		90
KB Social Impact Investment Fund		476		(4,465)		—		(4,465)		—
KB-Solidus Global Healthcare Fund		11,049		(114)		—		(114)		910

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
	2024*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
POSCO-KB Shipbuilding Fund	￦	944	￦	(4,848)	￦	—	￦	(4,848)	￦	—
KB-TS Technology Venture Private Equity Fund		1,832		946		—		946		—
KB-SJ Tourism Venture Fund		26,720		22,068		—		22,068		1,517
UNION Media Commerce Fund		—		(23)		—		(23)		—
KB-Stonebridge Secondary Private Equity Fund		6,646		(8,923)		—		(8,923)		52
KB SPROTT Renewable Private Equity Fund No.1		1		(681)		—		(681)		—
KB-UTC Inno-Tech Venture Fund		963		(2,620)		(561)		(3,181)		—
WJ Private Equity Fund No.1		425		(222)		—		(222)		—
All Together Korea Fund No.2		313		307		—		307		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		24,534		(28,117)		—		(28,117)		—
2020 KB Fintech Renaissance Fund		868		714		—		714		—
FineKB Private Equity Fund No.1		4,809		3,028		—		3,028		32
G payment Joint Stock Company		1,411		(944)		—		(944)		—
KB-GeneN Medical Venture Fund No.1		—		(187)		—		(187)		—
DA-Friend New Technology Investment Fund No.2		—		(79)		—		(79)		—
Cornerstone Pentastone Fund No.4		—		(50)		—		(50)		—
Star-Lord General Investors Private Real Estate Investment Company No.10		18,279		(4,135)		—		(4,135)		—
KB-Badgers Future Mobility ESG Fund No.1		954		(8,304)		—		(8,304)		2
JS Private Equity Fund No.3		309		(1,778)		—		(1,778)		—
Mirae Asset Mobility Investment Fund No.1		14		(135)		—		(135)		—
KB-FT Green Growth 1st Technology Investment Association		12		(379)		—		(379)		—
Glenwood Credit Private Equity Fund No.2		10,374		9,632		—		9,632		2,430
THE CHAEUL FUND NO.1		1		(58)		—		(58)		—
Smart Korea KB Future9-Sejong Venture Fund		37		(190)		—		(190)		—
KB-KTB Technology Venture Fund		693		(3,031)		—		(3,031)		—
KB-SOLIDUS Healthcare Investment Fund		40		(1,284)		—		(1,284)		—
Paramark KB Fund No.1		12,737		8,329		—		8,329		—
KB Co-Investment Private Equity Fund No.1		24,679		23,302		—		23,302		—
POSITIVE Sobujang Venture Fund No.1		5,742		4,900		—		4,900		2,129
History 2022 Fintech Fund		1		(120)		—		(120)		—
KB-NP Green ESG New Technology Venture Capital Fund		767		(2,197)		—		(2,197)		—
TMAP Mobility Co., Ltd.		321,542		(58,287)		—		(58,287)		—
Nextrade Co., Ltd.		3,856		(15,737)		—		(15,737)		—
Shinhan Global Mobility Fund No.1		—		(120)		—		(120)		—
SKB Next Unicorn K-Battery Fund No.1		—		(162)		—		(162)		—
MW-Pyco NewWave New Technology Investment Fund 4th		1		(84)		—		(84)		—
Bitgoeul Cheomdan Green 1st Co., Ltd.		1		(396)		—		(396)		—
KB-SUSUNG 1st Investment Fund		5,164		4,140		—		4,140		—
Shinhan-Eco Venture Fund 2nd		—		(260)		—		(260)		—
Leading H2O Fund 1		3		(71)		—		(71)		—
2023 JB Newtech No.2 Fund		2,533		1,804		—		1,804		150
U-KB Credit No.1 Private Equity		4,487		2,263		—		2,263		—
KB-BridgePole Venture Investment Fund No.2		4		(216)		—		(216)		—
Sirius Silicon Valley I New Technology Fund		10		(45)		—		(45)		—
FineKB Private Equity Fund No.2		4		(255)		—		(255)		—
Timefolio Athleisure Investment Fund		6		(160)		—		(160)		—
VIG Private Equity Fund V-3		—		(5)		—		(5)		—
COMPA Global Scale-Up Fund No.3		9		(68)		—		(68)		—

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
	2024*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
AKK Robotech Valueup New Technology Investment Fund	￦	2,976	￦	2,545	￦	—	￦	2,545	￦	—
YG MCE PROJECT NO.1 Fund		2		(83)		—		(83)		—
HI YG Win-win Fund No.2		4		(132)		—		(132)		—
KB-CJ Venture Fund 1st		34		(168)		—		(168)		—
Elohim-Bilanx aerospace No.1 Fund		2		(104)		—		(104)		—
KB-SUSUNG 2st Investment Fund		43		(151)		—		(151)		—
IMM global Secondary 1-1 Equity Private Fund		2,318		2,245		—		2,245		—
LIB Material Investment Fund		—		(19,096)		—		(19,096)		—
NOVORSEC-SJG Consumer Secondary Fund		7		(51)		—		(51)		—
Allra Fintech Corp.		6,475		966		—		966		—
Reboot Private Equity Fund		1		(251)		—		(251)		—
KB-SBI Global Strategic Capital Fund		2		(1,416)		—		(1,416)		—
KB-Cyrus Tourism Venture Fund		5		(123)		—		(123)		—
IBKS Design Fund		—		(8)		—		(8)		—
NICE DATA INTELLIGENCE VENTURE FUND		—		(9)		—		(9)		—
Pectus Hanhwa Fund 2		—		(169)		—		(169)		—
KB-IMM New Star Real Estate Private Fund I		2,681		2,449		—		2,449		—
Korea Environment Technology Co.,Ltd.		63,024		21,181		—		21,181		—

(In millions of Korean won)
	December 31, 2025*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	8,436	￦	—	￦	—	￦	8,436	￦	5,624	￦	(2,812)	￦	2,812
Balhae Infrastructure Company		912,236		167,829		825,006		744,407		106,822		1		106,823
Aju Good Technology Venture Fund		23,643		—		900		23,643		9,093		—		9,093
Incheon Bridge Co., Ltd.		511,041		461,785		61,096		49,256		7,383		—		7,383
Big Dipper Co., Ltd.		1,579		1,640		495		(61)		(11)		11		—
Food Factory Co., Ltd.		10,525		6,389		450		4,136		919		(589)		330
Korea Credit Bureau Co., Ltd.		160,778		38,645		10,000		122,133		10,992		—		10,992
KB Social Impact Investment Fund		13,197		203		15,000		12,994		3,898		—		3,898
KB-Solidus Global Healthcare Fund		9,882		6,876		300		3,006		1,303		696		1,999
POSCO-KB Shipbuilding Fund		7,572		1		5,040		7,571		2,366		—		2,366
KB-TS Technology Venture Private Equity Fund		23,948		6,920		11,800		17,028		9,536		—		9,536
KB-SJ Tourism Venture Fund		8,354		155		2,052		8,199		1,518		—		1,518
UNION Media Commerce Fund		3,318		73		3,450		3,245		941		—		941
KB-Stonebridge Secondary Private Equity Fund		82,582		140		81,020		82,442		12,008		—		12,008
KB SPROTT Renewable Private Equity Fund No.1		8,890		815		13,795		8,075		—		822		822
KB-UTC Inno-Tech Venture Fund		16,914		210		42,418		16,704		7,398		1,326		8,724
WJ Private Equity Fund No.1		35,436		99		37,100		35,337		9,525		—		9,525
All Together Korea Fund No.2		11,028		1		10,001		11,027		11,026		—		11,026
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		150,638		502		82,500		150,136		19,939		—		19,939
2020 KB Fintech Renaissance Fund		17,657		1		7,630		17,656		891		—		891
FineKB Private Equity Fund No.1		39,454		23		25,600		39,431		9,858		—		9,858
G payment Joint Stock Company		12,589		5,714		3,505		6,875		1,910		476		2,386
KB-GeneN Medical Venture Fund No.1		8,517		354		8,880		8,163		1,838		—		1,838

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
	December 31, 2025*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
DA-Friend New Technology Investment Fund No.2	￦	3,500	￦	168	￦	3,650	￦	3,332	￦	902	￦	—	￦	902
Cornerstone Pentastone Fund No.4		3,550		3		3,800		3,547		763		—		763
Star-Lord General Investors Private Real Estate Investment Company No.10		550,993		418,340		178,000		132,653		—		—		—
KB-Badgers Future Mobility ESG Fund No.1		32,486		—		47,498		32,486		13,286		—		13,286
JS Private Equity Fund No.3		2,006		—		956		2,006		411		—		411
Mirae Asset Mobility Investment Fund No.1		8,276		74		8,700		8,202		1,885		—		1,885
KB-FT Green Growth 1st Technology Investment Association		17,868		—		19,345		17,868		1,847		—		1,847
Glenwood Credit Private Equity Fund No.2		147,382		570		140,500		146,812		43,887		—		43,887
Smart Korea KB Future9-Sejong Venture Fund		11,223		—		11,352		11,223		4,317		—		4,317
KB-KTB Technology Venture Fund		49,093		802		55,000		48,291		14,750		9,835		24,585
KB-SOLIDUS Healthcare Investment Fund		99,859		3		99,000		99,856		90,279		(1,091)		89,188
Paramark KB Fund No.1		157,927		30		160,873		157,897		27,381		—		27,381
KB Co-Investment Private Equity Fund No.1		244,227		440		232,032		243,787		16,522		837		17,359
KB-NP Green ESG New Technology Venture Capital Fund		164,620		3,650		159,089		160,970		46,655		—		46,655
TMAP Mobility Co., Ltd.		704,504		83,910		8,682		620,594		53,838		128,619		182,457
Nextrade Co., Ltd.		129,215		3,091		146,100		126,124		8,374		—		8,374
Shinhan Global Mobility Fund No.1		5,317		165		5,700		5,152		1,265		—		1,265
SKB Next Unicorn K-Battery Fund No.1		7,283		—		7,700		7,283		1,810		—		1,810
Bitgoeul Cheomdan Green 1st Co., Ltd.		1,270		5		1,800		1,265		240		—		240
KB-SUSUNG 1st Investment Fund		5,550		—		1,300		5,550		833		—		833
Shinhan-Eco Venture Fund 2nd		9,043		6		9,425		9,037		1,807		—		1,807
Leading H2O Fund 1		2,947		1		3,110		2,946		1,421		—		1,421
U-KB Credit No.1S Private Equity		70,559		1,018		73,300		69,541		21,743		(3)		21,740
KB-BridgePole Venture Investment Fund No.2		10,027		—		10,500		10,027		1,432		—		1,432
Sirius Silicon Valley I New Technology Fund		1,946		1		2,100		1,945		463		—		463
FineKB Private Equity Fund No.2		28,345		78		28,822		28,267		245		—		245
Timefolio Athleisure Investment Fund		7,782		—		8,300		7,782		3,750		—		3,750
VIG Private Equity Fund V-3		15,140		13		15,892		15,127		15,127		(10,859)		4,268
COMPA Global Scale-Up Fund No.3		3,191		—		3,334		3,191		957		—		957
HI YG Win-win Fund No.2		10,446		—		9,700		10,446		2,154		—		2,154
KB-CJ Venture Fund 1st		4,732		58		4,500		4,674		1,869		—		1,869
Elohim-Bilanx aerospace No.1 Fund		9,249		—		9,550		9,249		1,937		—		1,937
KB-SUSUNG 2st Investment Fund		15,475		—		15,800		15,475		1,959		—		1,959
IMM global Secondary 1-1 Equity Private Fund		12,152		206		8,195		11,946		4,975		—		4,975
LIB Material Investment Fund		3,042		—		29,342		3,042		829		—		829
Allra Fintech Corp.		55,722		41,573		183		14,149		2,119		6,694		8,813
Reboot Private Equity Fund		31,880		128		32,500		31,752		6,839		—		6,839
KB-SBI Global Strategic Capital Fund		90,337		455		93,732		89,882		32,708		3		32,711
KB-Cyrus Tourism Venture Fund		10,019		—		10,800		10,019		1,855		—		1,855
IBKS Design Fund		10,344		—		4,300		10,344		4,811		—		4,811
KB-IMM New Star Real Estate Private Fund I		101,364		4,334		93,677		97,030		63,022		—		63,022
KB-LB Middle Market Enterprises Innovation Private Equity Fund		20,062		515		22,491		19,547		7,075		(2)		7,073
YG AI Industrial Automation Solutions FUND		7,073		—		7,100		7,073		1,992		—		1,992
Semicolon Susong REITs Co., Ltd.		597,991		408,961		39,100		189,030		85,335		(4)		85,331
KB-Novus Genesis Private Equity Fund		24,245		93		24,500		24,152		2,267		—		2,267
ATP TP VC Fund No.1		4,994		4		5,051		4,990		1,976		—		1,976

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
	December 31, 2025*
	Total assets		Total liabilities		Paid-in capital		Equity		Share of net asset amount		Unrealized gains (losses) and others		Consolidated carrying amount
AIM-KB-DOUBLE Connected Future Investment Fund	￦	11,868	￦	63	￦	12,000	￦	11,805	￦	984	￦	—	￦	984
KB-IMM New Star Real Estate Private Fund II		43,969		690		43,240		43,279		16,525		9,836		26,361
K-1 23rd yeoksam Real Estate Investment Trust company Ltd.		294,284		169,062		15,350		125,222		62,424		—		62,424
IMM Korea Beauty Co-Invest Private Equity Fund		97,550		269		98,000		97,281		49,633		—		49,633
VP Inc.		100,680		17,997		3,703		82,683		12,659		1,653		14,312
DAILY Fountainhead Blind Private Equity Fund II		21,938		23		23,000		21,915		5,360		5,386		10,746
KB-ANDA Deep Tech Venture Fund		4,435		270		4,165		4,165		1,250		—		1,250

(In millions of Korean won)	2025*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	275	￦	(406)	￦	—	￦	(406)	￦	60
Balhae Infrastructure Company		67,036		(24,054)		—		(24,054)		13,039
Aju Good Technology Venture Fund		1,801		1,456		—		1,456		780
Incheon Bridge Co., Ltd.		164,260		70,592		—		70,592		—
Big Dipper Co., Ltd.		268		(260)		—		(260)		—
Food Factory Co., Ltd.		5,093		323		—		323		—
Korea Credit Bureau Co., Ltd.		202,976		36,559		—		36,559		90
KB Social Impact Investment Fund		1,544		1,282		—		1,282		—
KB-Solidus Global Healthcare Fund		19,856		6,671		—		6,671		17,247
POSCO-KB Shipbuilding Fund		293		(1,944)		—		(1,944)		—
KB-TS Technology Venture Private Equity Fund		2		(582)		—		(582)		—
KB-SJ Tourism Venture Fund		6,009		1,411		—		1,411		334
UNION Media Commerce Fund		—		(17)		—		(17)		—
KB-Stonebridge Secondary Private Equity Fund		2,349		(1,531)		—		(1,531)		217
KB SPROTT Renewable Private Equity Fund No.1		—		(704)		—		(704)		—
KB-UTC Inno-Tech Venture Fund		25		(328)		—		(328)		—
WJ Private Equity Fund No.1		570		375		—		375		—
All Together Korea Fund No.2		241		235		—		235		—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		10,187		27,110		—		27,110		—
2020 KB Fintech Renaissance Fund		792		(413)		—		(413)		—
FineKB Private Equity Fund No.1		23,909		22,868		—		22,868		32
G payment Joint Stock Company		5,072		1		—		1		—
KB-GeneN Medical Venture Fund No.1		—		(186)		—		(186)		—
DA-Friend New Technology Investment Fund No.2		—		(17)		—		(17)		—
Cornerstone Pentastone Fund No.4		—		(2)		—		(2)		—
Star-Lord General Investors Private Real Estate Investment Company No.10		37,751		39,470		—		39,470		—
KB-Badgers Future Mobility ESG Fund No.1		154		(2,858)		—		(2,858)		3
JS Private Equity Fund No.3		2,152		2,039		—		2,039		—
Mirae Asset Mobility Investment Fund No.1		8		(140)		—		(140)		—
KB-FT Green Growth 1st Technology Investment Association		—		(403)		—		(403)		—

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates and joint ventures as of and for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025*
	Operating revenue		Net profit (loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
Glenwood Credit Private Equity Fund No.2	￦	10,374	￦	9,632	￦	—	￦	9,632	￦	2,425
Smart Korea KB Future9-Sejong Venture Fund		6		(4)		—		(4)		—
KB-KTB Technology Venture Fund		135		(4,682)		—		(4,682)		—
KB-SOLIDUS Healthcare Investment Fund		2,985		1,522		3,263		4,785		—
Paramark KB Fund No.1		8,369		(550)		—		(550)		—
KB Co-Investment Private Equity Fund No.1		9,480		7,699		—		7,699		472
KB-NP Green ESG New Technology Venture Capital Fund		7,955		7,600		—		7,600		—
TMAP Mobility Co., Ltd.		283,545		24,832		—		24,832		—
Nextrade Co., Ltd.		39,766		2,910		—		2,910		—
Shinhan Global Mobility Fund No.1		—		(117)		—		(117)		—
SKB Next Unicorn K-Battery Fund No.1		—		(163)		—		(163)		—
Bitgoeul Cheomdan Green 1st Co., Ltd.		—		(4)		—		(4)		—
KB-SUSUNG 1st Investment Fund		1,652		420		—		420		—
Shinhan-Eco Venture Fund 2nd		257		(4)		—		(4)		—
Leading H2O Fund 1		2		(71)		—		(71)		—
U-KB Credit No.1S Private Equity		591		(5,873)		—		(5,873)		—
KB-BridgePole Venture Investment Fund No.2		3		(217)		—		(217)		—
Sirius Silicon Valley I New Technology Fund		7		(48)		—		(48)		—
FineKB Private Equity Fund No.2		1		(300)		—		(300)		—
Timefolio Athleisure Investment Fund		81		(358)		—		(358)		—
VIG Private Equity Fund V-3		—		(760)		—		(760)		—
COMPA Global Scale-Up Fund No.3		4		(75)		—		(75)		—
HI YG Win-win Fund No.2		6		878		—		878		—
KB-CJ Venture Fund 1st		726		341		—		341		—
Elohim-Bilanx aerospace No.1 Fund		3		(197)		—		(197)		—
KB-SUSUNG 2st Investment Fund		458		(173)		—		(173)		—
IMM global Secondary 1-1 Equity Private Fund		1,555		1,515		—		1,515		4
LIB Material Investment Fund		—		(700)		—		(700)		—
Allra Fintech Corp.		20,431		946		—		946		—
Reboot Private Equity Fund		6		(497)		—		(497)		—
KB-SBI Global Strategic Capital Fund		99		(2,433)		—		(2,433)		—
KB-Cyrus Tourism Venture Fund		18		(657)		—		(657)		—
IBKS Design Fund		6,114		6,052		—		6,052		—
KB-IMM New Star Real Estate Private Fund I		8,460		5,307		—		5,307		2,824
KB-LB Middle Market Enterprises Innovation Private Equity Fund		—		(2,944)		—		(2,944)		—
YG AI Industrial Automation Solutions FUND		75		(27)		—		(27)		—
Semicolon Susong REITs Co., Ltd.		13,974		(17)		—		(17)		961
KB-Novus Genesis Private Equity Fund		4		(348)		—		(348)		—
ATP TP VC Fund No.1		1		(61)		—		(61)		—
AIM-KB-DOUBLE Connected Future Investment Fund		1		(195)		—		(195)		—
KB-IMM New Star Real Estate Private Fund II		840		401		—		401		220
K-1 23rd yeoksam Real Estate Investment Trust company Ltd.		3,915		3,857		—		3,857		2,334
IMM Korea Beauty Co-Invest Private Equity Fund		1		(719)		—		(719)		—
DAILY Fountainhead Blind Private Equity Fund II		150		(974)		—		(975)		19

*
The condensed financial information of the associates and joint ventures is adjusted to reflect adjustments, such as fair value adjustments recognized at the time of acquisition and adjustments for differences in accounting policies.

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2024 and 2025, are as follows:

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

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2024 and 2025, are as follows (cont’d):

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

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2024*
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income (loss)		Others		Ending

NICE DATA INTELLIGENCE VENTURE FUND	￦	—	￦	1,000	￦	—	￦	—	￦	(2)	￦	—	￦	—	￦	998
Pectus Hanhwa Fund 2		—		2,000		—		—		(50)		—		—		1,950
KB-IMM New Star Real Estate Private Fund I		—		31,563		—		—		1,510		—		—		33,073
Korea Environment Technology Co.,Ltd.		—		107,428		—		—		—		—		—		107,428
Others		1,016		930		(67)		—		(5)		21		18		1,913

	￦	722,222	￦	339,469	￦	(94,631)	￦	(14,125)	￦	(6,332)	￦	336	￦	451	￦	947,390

(In millions of Korean won)	2025*
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income (loss)		Others		Ending
KB-KDBC Pre-IPO New Technology Business Investment Fund	￦	5,203	￦	—	￦	(4,101)	￦	(60)	￦	1,770	￦	—	￦	—	￦	2,812
Balhae Infrastructure Company		139,015		—		(15,199)		(13,039)		(3,954)		—		—		106,823
Aju Good Technology Venture Fund		9,313		—		—		(780)		560		—		—		9,093
Incheon Bridge Co., Ltd.		—		—		—		—		7,383		—		—		7,383
Big Dipper Co., Ltd.		32		—		—		—		(32)		—		—		—
Food Factory Co., Ltd.		1,541		—		—		—		—		—		(1,211)		330
KBSP Private Equity Fund No.4		3,994		—		(3,994)		—		—		—		—		—
Korea Credit Bureau Co., Ltd.		7,949		—		—		(90)		3,133		—		—		10,992
KB Social Impact Investment Fund		3,513		—		—		—		385		—		—		3,898
KB-Solidus Global Healthcare Fund		17,525		—		(1,170)		(17,247)		2,891		—		—		1,999
VIG Private Equity Fund V-3		1,636		2,848		—		—		(216)		—		—		4,268
KB-Badgers Future Mobility ESG Fund No.1		13,108		1,350		—		(3)		(1,169)		—		—		13,286
POSCO-KB Shipbuilding Fund		3,223		—		(250)		—		(607)		—		—		2,366
KB-TS Technology Venture Private Equity Fund		11,129		—		—		—		(1,593)		—		—		9,536
KB-KTB Technology Venture Fund		25,448		—		—		—		(863)		—		—		24,585
KB-SOLIDUS Healthcare Investment Fund		62,282		23,568		—		—		1,377		1,961		—		89,188
KB Co-Investment Private Equity Fund No.1		15,967		3,887		(2,874)		(472)		851		—		—		17,359
KB-SJ Tourism Venture Fund		1,781		—		(190)		(334)		261		—		—		1,518
UNION Media Commerce Fund		945		—		—		—		(4)		—		—		941
KB-Stonebridge Secondary Private Equity Fund		16,867		—		(4,369)		(217)		(273)		—		—		12,008
KB SPROTT Renewable Private Equity Fund No.1		7,640		—		(4,588)		—		(2,230)		—		—		822
KB-UTC Inno-Tech Venture Fund		15,482		—		—		—		(4,333)		—		(2,425)		8,724
WJ Private Equity Fund No.1		9,422		—		—		—		103		—		—		9,525
All Together Korea Fund No.2		10,848		—		—		—		178		—		—		11,026
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		16,044		3,600		(3,402)		—		3,697		—		—		19,939
2020 KB Fintech Renaissance Fund		1,077		—		(166)		—		(20)		—		—		891
FineKB Private Equity Fund No.1		13,712		2,335		(11,875)		(32)		5,718		—		—		9,858
FineKB Private Equity Fund No.2		248		—		—		—		(3)		—		—		245
Paramark KB Fund No.1		23,219		5,490		(1,234)		—		(94)		—		—		27,381

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025*
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income (loss)		Others		Ending
G payment Joint Stock Company	￦	2,521	￦	—	￦	—	￦	—	￦	—	￦	—	￦	(135)	￦	2,386
TMAP Mobility Co., Ltd.		182,000		—		—		—		(882)		1,339		—		182,457
KB-GeneN Medical Venture Fund No.1		1,881		—		—		—		(43)		—		—		1,838
DA-Friend New Technology Investment Fund No.2		907		—		—		—		(5)		—		—		902
Cornerstone Pentastone Fund No.4		764		—		—		—		(1)		—		—		763
JS Private Equity Fund No.3		743		—		(749)		—		417		—		—		411
Mirae Asset Mobility Investment Fund No.1		1,918		—		—		—		(33)		—		—		1,885
KB-FT Green Growth 1st Technology Investment Association		1,889		—		—		—		(42)		—		—		1,847
THE CHAEUL FUND NO.1		954		—		(954)		—		—		—		—		—
Glenwood Credit Private Equity Fund No.2		44,380		—		—		(2,425)		1,932		—		—		43,887
POSITIVE Sobujang Venture Fund No.1		869		—		(869)		—		—		—		—		—
History 2022 Fintech Fund		1,896		—		(1,896)		—		—		—		—		—
Nextrade Co., Ltd.		8,180		—		—		—		194		—		—		8,374
KB-NP Green ESG New Technology Venture Capital Fund		38,592		8,700		(2,840)		—		2,203		—		—		46,655
MW-Pyco NewWave New Technology Investment Fund 4th		1,922		—		—		—		(1,922)		—		—		—
KB-SUSUNG 1st Investment Fund		2,188		—		(1,419)		—		64		—		—		833
Bitgoeul Cheomdan Green 1st Co., Ltd.		241		—		—		—		(1)		—		—		240
Shinhan-Eco Venture Fund 2nd		1,973		25		(190)		—		(1)		—		—		1,807
Leading H2O Fund 1		1,455		—		—		—		(34)		—		—		1,421
2023 JB Newtech No.2 Fund		1,706		—		(1,705)		—		(1)		—		—		—
KB-BridgePole Venture Investment Fund No.2		1,463		—		—		—		(31)		—		—		1,432
Sirius Silicon Valley I New Technology Fund		474		—		—		—		(11)		—		—		463
Timefolio Athleisure Investment Fund		3,923		—		—		—		(173)		—		—		3,750
COMPA Global Scale-Up Fund No.3		980		—		—		—		(23)		—		—		957
AKK Robotech Valueup New Technology Investment Fund		1,127		—		(1,127)		—		—		—		—		—
YG MCE PROJECT NO.1 Fund		1,477		—		—		—		(1,477)		—		—		—
HI YG Win-win Fund No.2		1,973		—		—		—		181		—		—		2,154
KB-CJ Venture Fund 1st		1,733		—		—		—		136		—		—		1,869
Elohim-Bilanx aerospace No.1 Fund		1,978		—		—		—		(41)		—		—		1,937
KB-SUSUNG 2st Investment Fund		1,981		—		—		—		(22)		—		—		1,959
IMM global Secondary 1-1 Equity Private Fund		3,754		756		(162)		(4)		631		—		—		4,975
LIB Material Investment Fund		1,475		—		—		—		(646)		—		—		829
NOVORSEC-SJG Consumer Secondary Fund		1,688		—		(1,688)		—		—		—		—		—
U-KB Credit No.1S Private Equity		8,004		17,133		—		—		(3,397)		—		—		21,740
Smart Korea KB Future9-Sejong Venture Fund		2,325		2,000		—		—		(8)		—		—		4,317
Allra Fintech Corp.		8,684		15		—		—		114		—		—		8,813
Shinhan Global Mobility Fund No.1		1,294		—		—		—		(29)		—		—		1,265
SKB Next Unicorn K-Battery Fund No.1		1,850		—		—		—		(40)		—		—		1,810
Reboot Private Equity Fund		6,946		—		—		—		(107)		—		—		6,839

13.3 Changes in carrying amount of investments in associates and joint ventures for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025*
	Beginning		Acquisition and others		Disposal and others		Dividends		Gains (losses) on equity- method accounting		Other compre- hensive income (loss)		Others		Ending
KB-SBI Global Strategic Capital Fund	￦	10,784	￦	22,813	￦	—	￦	—	￦	(886)	￦	—	￦	—	￦	32,711
KB-Cyrus Tourism Venture Fund		977		1,000		—		—		(122)		—		—		1,855
IBKS Design Fund		1,996		—		—		—		2,815		—		—		4,811
NICE DATA INTELLIGENCE VENTURE FUND		998		—		(998)		—		—		—		—		—
Pectus Hanhwa Fund 2		1,950		—		(1,950)		—		—		—		—		—
KB-IMM New Star Real Estate Private Fund I		33,073		29,282		—		(2,824)		3,491		—		—		63,022
Korea Environment Technology Co.,Ltd.		107,428		—		(107,428)		—		—		—		—		—
KB-LB Middle Market Enterprises Innovation Private Equity Fund		—		8,137		—		—		(1,064)		—		—		7,073
YG AI Industrial Automation Solutions FUND		—		2,000		—		—		(8)		—		—		1,992
Semicolon Susong REITs Co., Ltd.		—		86,292		—		(961)		—		—		—		85,331
KB-Novus Genesis Private Equity Fund		—		2,300		—		—		(33)		—		—		2,267
ATP TP VC Fund No.1		—		2,000		—		—		(24)		—		—		1,976
AIM-KB-DOUBLE Connected Future Investment Fund		—		1,000		—		—		(16)		—		—		984
KB-IMM New Star Real Estate Private Fund II		—		26,337		—		(220)		244		—		—		26,361
K-1 23rd yeoksam Real Estate Investment Trust company Ltd.		—		61,901		—		(2,334)		2,857		—		—		62,424
IMM Korea Beauty Co-Invest Private Equity Fund		—		50,000		—		—		(367)		—		—		49,633
VP Inc.		—		14,312		—		—		—		—		—		14,312
DAILY Fountainhead Blind Private Equity Fund II		—		11,250		—		(19)		(485)		—		—		10,746
KB-ANDA Deep Tech Venture Fund		—		1,250		—		—		—		—		—		1,250
E&I Holdings		—		27,300		(27,300)		—		—		—		—		—
Others		1,913		780		(41)		—		153		(5)		25		2,825

	￦	947,390	￦	419,661	￦	(204,728)	￦	(41,061)	￦	16,373	￦	3,295	￦	(3,746)	￦	1,137,184

*	Gains (losses) on disposal of investments in associates and joint ventures amount to ￦ (10,552) million and ￦ 12,041 million for the years ended December 31, 2024 and 2025, respectively.

13.4 Unrecognized share of losses of investments in associates and joint ventures due to the discontinuation of recognizing share of losses, for the years ended December 31, 2024 and 2025, and accumulated amount of unrecognized losses as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	Unrecognized losses (gains) for the period				Accumulated unrecognized losses
	2024		2025		December 31, 2024		December 31, 2025
DSMETAL Co., Ltd.	￦	—	￦	—	￦	103	￦	103
Incheon Bridge Co., Ltd.		(12,105)		—		535		—
Jaeyang Industry Co., Ltd.		—		—		30		—
Terra Corporation		—		—		14		14
Jungdo Co., Ltd.		—		—		423		423
Korea NM Tech Co., Ltd.		7		6		41		47
Chongil Machine & Tools Co., Ltd.		—		—		75		75
Skydigital Inc.		(3)		(3)		194		191
Imt Technology Co., Ltd.		2		17		2		19
Jo Yang Industrial Co., Ltd.		127		2		276		278
MJT&I Corp.		1		3		153		156
Dae-A Leisure Co., Ltd.		286		310		885		1,195
Il-Kwang Electronic Materials Co., Ltd.		—		—		158		158
Dongjo Co., Ltd.		(26)		(34)		523		489
Iwon Alloy Co., Ltd.		4		4		22		26
Chunsung-meat co., ltd.		—		—		33		33
ALTSCS CO., LTD.		(15)		(16)		381		365
E-won Chemical Co.,Ltd.		8		(2)		12		10
TKDS Co., Ltd		69		16		177		193
TAEYEONG PRECISION IND. Co., Ltd		42		—		42		—
MJ K Trading Co.		36		6		36		42
DNGV Co.,Ltd.		46		(46)		46		—
Alpa Information&Communication Co.,Ltd.		77		1		77		78
JC TECHNO Co.,Ltd.		243		334		243		577
RAND Bio Science Co., Ltd.		150		—		877		—
Star-Lord General Investors Private Real Estate Investment Company No.10		5,643		3,595		23,075		26,670
SD Speed Co.,Ltd.		—		43		—		43
Seokwang T&I Co., Ltd		—		7		—		7
Big Dipper Co., Ltd.		—		(11)		—		(11)

	￦	(5,408)	￦	4,232	￦	28,433	￦	31,181

14. Property and Equipment, and Investment Properties
14.1 Property and Equipment
14.1.1 Details of property and equipment as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	2,471,259	￦	—	￦	(4)	￦	2,471,255
Buildings		2,481,041		(962,953)		(5,746)		1,512,342
Leasehold improvements		1,107,922		(1,025,640)		—		82,282
Equipment and vehicles		2,148,574		(1,850,044)		—		298,530
Construction in-progress		65,941		—		—		65,941
Right-of-use assets		2,241,126		(1,280,489)		(972)		959,665

	￦	10,515,863	￦	(5,119,126)	￦	(6,722)	￦	5,390,015

(In millions of Korean won)	December 31, 2025
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	2,294,337	￦	—	￦	(4)	￦	2,294,333
Buildings		2,555,740		(989,391)		(5,746)		1,560,603
Leasehold improvements		1,136,679		(1,065,888)		—		70,791
Equipment and vehicles		2,191,181		(1,885,832)		—		305,349
Construction in-progress		30,924		—		—		30,924
Right-of-use assets		2,344,415		(1,471,642)		(972)		871,801

	￦	10,553,276	￦	(5,412,753)	￦	(6,722)	￦	5,133,801

14.1.2 Changes in property and equipment for the years ended December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	2024
	Beginning		Acquisition		Transfer 1		Disposal		Depreciation 2		Others		Ending

Land	￦	2,442,182	￦	66	￦	15,892	￦	(806)	￦	—	￦	13,921	￦	2,471,255
Buildings		1,543,808		6,229		31,602		(3,498)		(68,707)		2,908		1,512,342
Leasehold improvements		76,030		17,211		39,857		(710)		(51,790)		1,684		82,282
Equipment and vehicles		252,992		153,309		16,972		(1,933)		(139,788)		16,978		298,530
Construction in-progress		56,971		124,419		(114,761)		(1,402)		—		714		65,941
Right-of-use assets		573,716		1,285,013		(12,759)		(552,340)		(360,401)		26,436		959,665

	￦	4,945,699	￦	1,586,247	￦	(23,197)	￦	(560,689)	￦	(620,686)	￦	62,641	￦	5,390,015

14.1.2 Changes in property and equipment for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)

	2025
	Beginning		Acquisition		Transfer 1		Disposal		Depreciation 2		Others		Ending

Land	￦	2,471,255	￦	2,247	￦	(149,318)	￦	(19,548)	￦	—	￦	(10,303)	￦	2,294,333
Buildings		1,512,342		25,316		93,753		(1,444)		(69,749)		385		1,560,603
Leasehold improvements		82,282		12,536		25,222		(389)		(48,021)		(839)		70,791
Equipment and vehicles		298,530		151,423		5,405		(250)		(147,237)		(2,522)		305,349
Construction in-progress		65,941		142,017		(175,212)		(2,635)		—		813		30,924
Right-of-use assets		959,665		379,219		(15,800)		(69,975)		(378,022)		(3,286)		871,801

	￦	5,390,015	￦	712,758	￦	(215,950)	￦	(94,241)	￦	(643,029)	￦	(15,752)	￦	5,133,801

1	Includes transfers with investment properties and assets held for sale.
2
Includes depreciation expenses amounting to ￦ 65,452 million and ￦ 67,770 million recorded as insurance service expenses, other operating expenses and others for the years ended December 31, 2024 and 2025, respectively.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	Beginning	Impairment	Reversal		Disposal and others		Ending
Accumulated impairment losses of property and equipment	￦ (5,751)	￦ (971)	￦	—	￦	—	￦ (6,722)

(In millions of Korean won)	2025
	Beginning	Impairment	Reversal		Disposal and others		Ending
Accumulated impairment losses of property and equipment	￦ (6,722)	￦ (627)	￦	—	￦	627	￦ (6,722)
14.2 Investment Properties
14.2.1 Details of investment properties as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	1,990,096	￦	—	￦	(13,226)	￦	1,976,870
Buildings		1,998,943		(186,500)		(30,137)		1,782,306

	￦	3,989,039	￦	(186,500)	￦	(43,363)	￦	3,759,176

14.2.1 Details of investment properties as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	December 31, 2025
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	1,866,468	￦	—	￦	(50,024)	￦	1,816,444
Buildings		1,696,772		(176,140)		(112,896)		1,407,736

	￦	3,563,240	￦	(176,140)	￦	(162,920)	￦	3,224,180

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2025, are as follows:

(In millions of Korean won)	December 31, 2025
	Fair value		Valuation techniques	Inputs

Land and buildings	￦	268,459	Cost approach method	- Officially assessed value - Replacement cost
		2,291,991	Market comparison method	- Price per square meter
		1,431,108	Discounted cash flow method	- Prospective rental market growth rate - Period of vacancy - Rental ratio - Discount rate and others
Fair value of investment properties amounts to ￦
3,276,822
million and ￦
3,991,558 million as of December 31, 2024 and 2025, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.
Rental income from above investment properties amounts to ￦
147,151
million and ￦
190,077 million for the years ended December 31, 2024 and 2025, respectively.
14.2.3 Changes in investment properties for the years ended December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	2024
	Beginning		Acquisition		Transfer*		Disposal		Depreciation		Others		Ending
Land	￦	2,236,544	￦	48,931	￦	2,792	￦	(324,787)	￦	—	￦	13,390	￦	1,976,870
Buildings		1,873,240		39,825		10,084		(118,174)		(50,426)		27,757		1,782,306

	￦	4,109,784	￦	88,756	￦	12,876	￦	(442,961)	￦	(50,426)	￦	41,147	￦	3,759,176

(In millions of Korean won)

	2025
	Beginning		Acquisition		Transfer*		Disposal		Depreciation		Others		Ending
Land	￦	1,976,870	￦	73,455	￦	9,998	￦	(221,627)	￦	—	￦	(22,252)	￦	1,816,444
Buildings		1,782,306		110,048		3,186		(188,514)		(47,150)		(252,140)		1,407,736

	￦	3,759,176	￦	183,503	￦	13,184	￦	(410,141)	￦	(47,150)	￦	(274,392)	￦	3,224,180

*	Includes transfers with property and equipment and assets held for sale.

15. Intangible Assets
15.1 Details of intangible assets as of December 31, 2024 and 2025, are as follows:
(In millions of Korean won)

	December 31, 2024
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
Goodwill	￦	922,959	￦	—	￦	(137,937)	￦	89,026	￦	874,048
Other intangible assets		3,766,460		(2,630,665)		(43,159)		—		1,092,636

	￦	4,689,419	￦	(2,630,665)	￦	(181,096)	￦	89,026	￦	1,966,684

(In millions of Korean won)

	December 31, 2025
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Others		Carrying amount
Goodwill	￦	922,959	￦	—	￦	(368,168)	￦	78,874	￦	633,665
Other intangible assets		3,706,043		(2,686,277)		(44,004)		—		975,762

	￦	4,629,002	￦	(2,686,277)	￦	(412,172)	￦	78,874	￦	1,609,427

15.2 Details of goodwill as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024				December 31, 2025
	Acquisition cost		Carrying amount 1		Acquisition cost		Carrying amount 1
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Securities Co., Ltd.		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,403		115,343		57,404
KB Securities Vietnam Joint Stock Company		13,092		14,988		13,092		14,183
KB DAEHAN SPECIALIZED BANK PLC. 2		6,189		—		6,189		—
KB PRASAC Bank PLC.		398,144		419,918		398,144		185,725
PT Sunindo Kookmin Best Finance		2,963		3,172		2,963		1,367
PT Bank KB Bukopin Tbk		89,220		94,162		89,220		88,477
PT. KB Finansia Multi Finance		51,820		57,853		51,820		54,360
PT. KB Valbury Sekurita		11,070		12,063		11,070		11,334
Others		19,956		10,703		19,956		17,029

	￦	922,959	￦	874,048	￦	922,959	￦	633,665

1	Includes the effect of exchange differences and others.
2	KB DAEHAN SPECIALIZED BANK PLC. and I-Finance Leasing merged on December 19, 2024.

15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	￦ (76,785)	￦ (60,273)	￦ (879)	￦ (137,937)

(In millions of Korean won)	2025
	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	￦ (137,937)	￦ (223,871)	￦ (6,360)	￦ (368,168)
15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2025 are as follows:

	(In millions of Korean won)	December 31, 2025
		Carrying amount of goodwill		Recoverable amount exceeding carrying amount*		Discount rate (%)	Permanent growth rate (%)
Housing & Commercial Bank	Retail banking	￦	49,315	￦	4,204,235	18.08	1.00
	Corporate banking		15,973		10,031,341	14.33	1.00
	KB Securities Co., Ltd.		58,889		503,529	11.31	1.00
	KB Capital Co., Ltd.		79,609		1,913,364	8.44	1.00
	KB Savings Bank Co., Ltd. and Yehansoul Savings Bank Co., Ltd.		57,404		116,891	13.08	1.00
	KB Securities Vietnam Joint Stock Company		13,794		18,189	17.81	1.00
	PT Bank KB Bukopin Tbk		86,927		694,511	21.78	3.00
	KB PRASAC Bank Plc		400,551		(219,059)	22.93	4.00
	PT Sunindo Kookmin Best Finance		2,928		(1,706)	20.05	0.00
	PT. KB Finansia Multi Finance		53,408		96,187	15.47	1.00
	PT. KB Valbury Sekurita		11,136		48,087	11.50	1.00
	Others		17,029		23,227	—	—

		￦	846,963	￦	17,428,796

*	The recoverable amount exceeding carrying amount is the amount at the time of impairment testing.
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

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2025 are as follows (cont’d):

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
15.5 Details of intangible assets other than goodwill as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	2,632	￦	(1,971)	￦	—	￦	661
Software		2,718,892		(2,022,510)		(1,476)		694,906
Other intangible assets		1,009,809		(571,645)		(41,683)		396,481
Right-of-use assets		35,127		(34,539)		—		588

	￦	3,766,460	￦	(2,630,665)	￦	(43,159)	￦	1,092,636

(In millions of Korean won)	December 31, 2025
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	2,694	￦	(2,117)	￦	—	￦	577
Software		2,582,445		(1,955,811)		(415)		626,219
Other intangible assets		1,085,777		(693,222)		(43,589)		348,966
Right-of-use assets		35,127		(35,127)		—		—

	￦	3,706,043	￦	(2,686,277)	￦	(44,004)	￦	975,762

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)
	2024
	Beginning		Acquisition & transfer		Disposal		Amortization 1		Others		Ending
Industrial property rights	￦	1,086	￦	164	￦	(431)	￦	(158)	￦	—	￦	661
Software		566,354		419,582		(3,144)		(292,596)		4,710		694,906
Other intangible assets 2		514,849		3,548		(6,533)		(105,206)		(10,177)		396,481
Right-of-use assets		1,595		—		—		(1,007)		—		588

	￦	1,083,884	￦	423,294	￦	(10,108)	￦	(398,967)	￦	(5,467)	￦	1,092,636

(In millions of Korean won)
	2025
	Beginning		Acquisition & transfer		Disposal		Amortization 1		Others		Ending
Industrial property rights	￦	661	￦	187	￦	—	￦	(198)	￦	(73)	￦	577
Software		694,906		202,743		(6)		(268,258)		(3,166)		626,219
Other intangible assets 2		396,481		65,054		(11,366)		(97,708)		(3,495)		348,966
Right-of-use assets		588		—		—		(588)		—		—

	￦	1,092,636	￦	267,984	￦	(11,372)	￦	(366,752)	￦	(6,734)	￦	975,762

1	Includes ￦ 37,906 million and ￦ 27,325 million recorded as insurance service expenses, other operating expenses and others for the years ended December 31, 2024 and 2025, respectively.
2
Impairment losses for membership right with indefinite useful life among other intangible assets are recognized when its recoverable amount is lower than its carrying amount, and reversal of impairment losses are recognized when its recoverable amount is higher than its carrying amount.

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	Beginning	Impairment	Reversal		Disposal and others		Ending
Accumulated impairment losses of other intangible assets	￦ (31,645)	￦ (15,468)	￦	1,020	￦	2,934	￦ (43,159)

(In millions of Korean won)	2025
	Beginning	Impairment	Reversal		Disposal and others		Ending
Accumulated impairment losses of other intangible assets	￦ (43,159)	￦ (1,905)	￦	500	￦	560	￦ (44,004)

16. Lease
16.1 The Group as a Lessee
16.1.1 Amounts recognized in the consolidated statements of financial position related to lease as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Right-of-use property and equipment:*
Real estate	￦	937,887	￦	853,940
Vehicles		17,770		15,575
Others		4,008		2,286

		959,665		871,801

Right-of-use intangible assets*		588		—

	￦	960,253	￦	871,801

Lease liabilities*	￦	964,399	￦	901,113

*	Included in property and equipment, intangible assets, and other liabilities.
16.1.2 Amounts recognized in the consolidated statements of comprehensive income related to lease for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024		2025
Depreciation and amortization of right-of-use assets:
Real estate	￦	304,882	￦	321,490
Vehicles		18,531		17,320
Others		1,882		2,318
Intangible assets		1,007		588

	￦	326,302	￦	341,716

Interest expenses on the lease liabilities	￦	40,454	￦	33,185
Expense relating to short-term lease		3,960		3,669
Expense relating to lease of low-value assets that are not short-term lease		4,682		4,096
Expense relating to variable lease payments not included in lease liabilities (included in administrative expenses)		147		159
Total cash outflows for lease for the years ended December 31, 2024 and 2025 are ￦ 326,821 million and ￦ 374,877 million, respectively.

16.2 The Group as a Lessor
16.2.1 The Group as a finance lessor
16.2.1.1 Gross investment in the lease and present value of minimum lease payments as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024				December 31, 2025
	Gross investment in the lease		Present value of minimum lease payments		Gross investment in the lease		Present value of minimum lease payments
Up to 1 year	￦	291,341	￦	218,942	￦	191,385	￦	139,903
1-5 years		348,909		264,617		363,689		246,308
Over 5 years		6,038		6,038		11,501		7,460

	￦	646,288	￦	489,597	￦	566,575	￦	393,671

16.2.1.2 Unearned finance income on finance lease as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Gross investment in the lease	￦	646,288	￦	566,575
Net investment in the lease:
Present value of minimum lease payments		489,597		393,671
Present value of unguaranteed residual value		104,846		109,023

		594,443		502,694

Unearned finance income	￦	51,845	￦	63,881

16.2.2 The Group as an operating lessor
Future minimum lease payments to be received from the
non-cancellable
lease contracts as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Minimum lease payments to be received:
Up to 1 year	￦	876,011	￦	884,866
1-5 years		1,710,770		1,934,480
Over 5 years		205,095		156,546

	￦	2,791,876	￦	2,975,892

17. Deferred Income Tax Assets and Liabilities
17.1 Details of deferred income tax assets and liabilities as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Assets		Liabilities		Net amount
Other provisions	￦	219,460	￦	—	￦	219,460
Allowances for credit losses		17,060		—		17,060
Impairment losses of property and equipment		10,543		(1,359)		9,184
Share-based payments		36,962		—		36,962
Provisions for acceptances and guarantees		16,172		(163)		16,009
Gains or losses on valuation of derivatives		296,164		(225,773)		70,391
Present value discount		11,952		(14)		11,938
Gains or losses on fair value hedge		—		(45,741)		(45,741)
Accrued interest		1,679		(262,437)		(260,758)
Deferred loan origination fees and costs		16,278		(189,207)		(172,929)
Advanced depreciation provision		—		(4,003)		(4,003)
Gains or losses on revaluation		313		(290,227)		(289,914)
Investments in subsidiaries and others		77,426		(248,692)		(171,266)
Gains or losses on valuation of security investment		489,018		(448,460)		40,558
Defined benefit liabilities		619,544		—		619,544
Accrued expenses		365,702		—		365,702
Retirement insurance expense		—		(590,749)		(590,749)
Adjustments to the prepaid contributions		—		(49,134)		(49,134)
Derivative-linked securities		6,883		(86,112)		(79,229)
Others*		1,244,462		(2,391,015)		(1,146,553)

		3,429,618		(4,833,086)		(1,403,468)

Offsetting of deferred income tax assets and liabilities		(3,150,794)		3,150,794		—

	￦	278,824	￦	(1,682,292)	￦	(1,403,468)

17.1 Details of deferred income tax assets and liabilities as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	December 31, 2025
	Assets		Liabilities		Net amount
Other provisions	￦	233,337	￦	—	￦	233,337
Allowances for credit losses		44,300		(2,355)		41,945
Impairment losses of property and equipment		10,614		(1,164)		9,450
Interest on equity index-linked deposits		362		—		362
Share-based payments		49,752		—		49,752
Provisions for acceptances and guarantees		14,464		(164)		14,300
Gains or losses on valuation of derivatives		324,878		(341,168)		(16,290)
Present value discount		11,439		(239)		11,200
Gains or losses on fair value hedge		—		(36,979)		(36,979)
Accrued interest		(14)		(290,542)		(290,556)
Deferred loan origination fees and costs		16,103		(200,328)		(184,225)
Advanced depreciation provision		—		(4,170)		(4,170)
Gains or losses on revaluation		326		(284,230)		(283,904)
Investments in subsidiaries and others		89,649		(298,302)		(208,653)
Gains or losses on valuation of security investment		1,045,397		(444,901)		600,496
Defined benefit liabilities		651,974		—		651,974
Accrued expenses		403,784		—		403,784
Retirement insurance expense		—		(666,714)		(666,714)
Adjustments to the prepaid contributions		—		(79,010)		(79,010)
Derivative-linked securities		9,051		(43,669)		(34,618)
Others*		1,221,261		(3,058,788)		(1,837,527)

		4,126,677		(5,752,723)		(1,626,046)

Offsetting of deferred income tax assets and liabilities		(3,933,643)		3,933,643		—

	￦	193,034	￦	(1,819,080)	￦	(1,626,046)

*	Includes Purchase Price Allocation (“PPA”) amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd..
17.2 Unrecognized Deferred Income Tax Assets
17.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ￦
3,868,075 million associated with investments in subsidiaries as of December 31, 2025, because it is not probable that these temporary differences will reverse in the foreseeable future.
17.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ￦
333,405 million related to other provisions
and ￦
92,618 million associated with others as of December 31, 2025, due to the uncertainty that these temporary differences will be realized in the future.
17.3 Unrecognized Deferred Income Tax Liabilities
17.3.1 No deferred income tax liabilities have been recognized for the taxable temporary differences of ￦
816,745 million associated with investments in subsidiaries as of December 31, 2025, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary differences.
•	It is probable that these temporary differences will not reverse in the foreseeable future.
17.3.2 No deferred income tax liabilities have been recognized as of December 31, 2025, for the taxable temporary differences of ￦
65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

17.4 Changes in cumulative temporary differences for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Other provisions	￦	1,202,725	￦	1,173,243	￦	800,375	￦	829,857
Allowances for credit losses		113,157		114,700		66,566		65,023
Impairment losses of property and equipment		30,774		21,585		29,263		38,452
Deferred loan origination fees and costs		55,278		11,323		17,705		61,660
Share-based payments		92,146		81,835		129,695		140,006
Provisions for acceptances and guarantees		185,290		185,290		60,642		60,642
Gains or losses on valuation of derivatives		904,830		904,830		1,122,015		1,122,015
Present value discount		54,815		54,815		45,274		45,274
Investments in subsidiaries and others		3,112,619		102,105		1,173,735		4,184,249
Gains or losses on valuation of security investment		3,456,456		3,450,487		1,848,240		1,854,209
Defined benefit liabilities		2,174,727		306,292		478,321		2,346,756
Accrued expenses		1,225,697		1,220,348		1,381,574		1,386,923
Derivative-linked securities		21,725		21,725		26,070		26,070
Others 1		3,052,860		1,222,782		2,076,926		3,907,004

		15,683,099		8,871,360		9,256,401		16,068,140

Unrecognized deferred income tax assets
Other provisions		404						404
Investments in subsidiaries and others		2,948,424						3,914,339
Others		85,346						98,004

		12,648,925						12,055,393
Tax rate (%)		26.4						26.4

Total deferred income tax assets	￦	3,637,726					￦	3,429,618

Taxable temporary differences
Gains or losses on fair value hedge	￦	(216,460)	￦	(43,200)	￦	—	￦	(173,260)
Accrued interest		(809,501)		(718,384)		(902,961)		(994,078)
Impairment losses of property and equipment		(3,288)		(179)		—		(3,109)
Deferred loan origination fees and costs		(666,878)		(666,878)		(716,693)		(716,693)
Advanced depreciation provision		(15,163)		(9,097)		(9,097)		(15,163)
Gains or losses on valuation of derivatives		(698,745)		(698,745)		(855,200)		(855,200)
Present value discount		(2,745)		(2,745)		(3,719)		(3,719)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,100,555)		(38,949)		(37,738)		(1,099,344)
Investments in subsidiaries and others		(2,134,355)		(146,755)		(680,823)		(2,668,423)
Gains or losses on valuation of security investment		(1,282,875)		(1,240,160)		(1,648,762)		(1,691,477)
Defined benefit liabilities		(97)		(97)		—		—
Retirement insurance expense		(2,371,534)		(326,432)		(192,585)		(2,237,687)
Adjustments to the prepaid contributions		(125,019)		(125,019)		(186,113)		(186,113)
Derivative-linked securities		(994,405)		(994,405)		(326,181)		(326,181)
Others 1		(11,042,857)		(2,848,140)		(282,927)		(8,477,644)

		(21,529,765)		(7,859,185)		(5,842,799)		(19,513,379)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(1,220,925)						(1,744,044)
Others		(446)						(522)

		(20,243,106)						(17,703,525)
Tax rate (%)		26.4						26.4

Total deferred income tax liabilities	￦	(5,458,413)					￦	(4,833,086)

1	Includes PPA amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd..

17.4 Changes in cumulative temporary differences for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Other provisions	￦	829,857	￦	806,030	￦	1,156,244	￦	1,180,071
Allowances for credit losses		65,023		52,046		148,519		161,496
Impairment losses of property and equipment		38,452		25,506		25,241		38,187
Deferred loan origination fees and costs		61,660		13,802		10,698		58,556
Interest on equity index-linked deposits		—		—		1,317		1,317
Share-based payments		140,006		125,469		166,378		180,915
Provisions for acceptances and guarantees		60,642		60,642		52,000		52,000
Gains or losses on valuation of derivatives		1,122,015		1,122,015		1,181,547		1,181,547
Present value discount		45,274		45,274		41,596		41,596
Investments in subsidiaries and others		4,184,249		61,624		77,520		4,200,145
Gains or losses on valuation of security investment		1,854,209		1,844,634		3,791,454		3,801,029
Defined benefit liabilities		2,346,756		348,897		372,956		2,370,815
Accrued expenses		1,386,923		1,380,332		1,461,345		1,467,936
Derivative-linked securities		26,070		26,070		32,913		32,913
Others 1		3,907,004		1,752,786		1,416,838		3,571,056

		16,068,140		7,665,127		9,936,566		18,339,579

Unrecognized deferred income tax assets
Other provisions		404						333,405
Investments in subsidiaries and others		3,914,339						3,868,075
Others		98,004						92,618

		12,055,393						14,045,481
Tax rate (%) 2		26.4						27.5

Total deferred income tax assets	￦	3,429,618					￦	4,126,677

Taxable temporary differences
Gains or losses on fair value hedge	￦	(173,260)	￦	(173,260)	￦	(134,469)	￦	(134,469)
Accrued interest		(994,078)		(916,788)		(979,229)		(1,056,519)
Allowances for credit losses		—		—		(8,563)		(8,563)
Impairment losses of property and equipment		(3,109)		(1,713)		102		(1,294)
Deferred loan origination fees and costs		(716,693)		(716,708)		(728,480)		(728,465)
Advanced depreciation provision		(15,163)		(9,097)		(9,097)		(15,163)
Gains or losses on valuation of derivatives		(855,200)		(883,359)		(1,248,314)		(1,220,155)
Present value discount		(3,719)		(3,719)		(26,382)		(26,382)
Goodwill arising from the merger		(65,288)		—		—		(65,288)
Gains or losses on revaluation		(1,099,344)		(98,214)		(32,435)		(1,033,565)
Investments in subsidiaries and others		(2,668,423)		(259,981)		467,200		(1,941,242)
Gains or losses on valuation of security investment		(1,691,477)		(1,652,548)		(1,561,787)		(1,600,716)
Retirement insurance expense		(2,237,687)		(177,945)		(364,671)		(2,424,413)
Adjustments to the prepaid contributions		(186,113)		(186,113)		(287,309)		(287,309)
Derivative-linked securities		(326,181)		(326,181)		(158,793)		(158,793)
Others 1		(8,477,644)		(523,001)		(2,467,103)		(10,421,746)

		(19,513,379)		(5,928,627)		(7,539,330)		(21,124,082)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger		(65,288)						(65,288)
Investments in subsidiaries and others		(1,744,044)						(816,745)
Others		(522)						(28,537)

		(17,703,525)						(20,213,512)
Tax rate (%) 2		26.4						27.5

Total deferred income tax liabilities	￦	(4,833,086)					￦	(5,752,723)

1	Includes PPA amount arising from the acquisition of KB Life Insurance Co., Ltd., KB Insurance Co., Ltd..
2	Deferred tax assets (liabilities) expected to be realized after 2026 have been measured at 27.5%.

18. Assets Held for Sale and Disposal group classified as held for sale
18.1.1 Details of assets held for sale as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Acquisition cost *		Accumulated impairment losses		Carrying amount		Fair value less costs to sell

Land held for sale	￦	82,878	￦	(48,986)	￦	33,892	￦	44,906
Buildings held for sale		179,430		(76,908)		102,522		124,095
Other assets held for sale		2,664		(2,241)		423		423

	￦	264,972	￦	(128,135)	￦	136,837	￦	169,424

(In millions of Korean won)	December 31, 2025
	Acquisition cost *		Accumulated impairment losses		Carrying amount		Fair value less costs to sell

Land held for sale	￦	121,182	￦	(45,627)	￦	75,555	￦	125,973
Buildings held for sale		168,014		(68,650)		99,364		118,454
Other assets held for sale		1,865		(1,865)		—		—

	￦	291,061	￦	(116,142)	￦	174,919	￦	244,427

*	Acquisition cost of buildings held for sale is net of accumulated depreciation amount immediately before the initial classification of the assets as held for sale.
18.1.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2025 are as follows:
(In millions of Korean won)

	December 31, 2025
	Fair value		Valuation techniques 1	Unobservable inputs 2	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value

Land and buildings	￦	244,427	Sales comparison approach model and others	Adjustment index	0.33~2.90	Fair value increases as the adjustment index rises

1	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
2	Adjustment index is calculated using the time factor correction or local factors or individual factors and others.
Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

18.1.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	Beginning	Provision	Reversal		Others	Ending
Accumulated impairment losses of assets held for sale	￦ (64,658)	￦ (49,259)	￦	2	￦ (14,220)	￦ (128,135)

(In millions of Korean won)	2025
	Beginning	Provision	Reversal		Others		Ending
Accumulated impairment losses of assets held for sale	￦ (128,135)	￦ (35,536)	￦	1	￦	47,528	￦ (116,142)
18.1.4 As of December 31, 2025, assets held for sale consist of 34 real estates of closed offices, and 297 foreclosure assets on loans of PT Bank KB Indonesia Tbk, which were determined to sell by management, but not yet sold as of December 31, 2025. The remaining 331 assets are being actively marketed.
18.2 Disposal group classified as held for sale
Kookmin Bank(a subsidiary of the Group) decided to dispose of its entire equity interest in PT KB Bukopin Finance held by its consolidated subsidiary, PT Bank KB Indonesia Tbk. Accordingly, as of December 31, 2025, the bank classified the assets and liabilities of PT KB Bukopin Finance as a disposal group held for sale and a disposal group of liabilities directly associated with assets held for sale, respectively. As of December 31, 2025, the bank has entered into a share purchase agreement with a third party for the sale of its equity interest in its subsidiary, PT KB Bukopin Finance, and is currently in the process of completing the disposal.
18.2.1 The major components of assets classified as a disposal group held for sale as of December 31, 2025 are as follows:

(In millions of Korean won)	December 31, 2025
Other financial assets
Cash and deposits	￦	5,858
Loans measured at amortized cost		85,572
Property and equipment		131
Intangible assets		17
Deferred tax assets		16
Other assets		2,621

	￦	94,215

18.2.2 The major components of liabilities classified as a disposal group held for sale as of December 31, 2025 are as follows:

(In millions of Korean won)	December 31, 2025
Other financial liabilities
Borrowings	￦	58,590
Net defined benefit liabilities		13
Other liabilities		9,627
Current income tax liabilities		60

	￦	68,290

18.2.3 As of December 31, 2025, the Group measured the disposal group classified as held for sale at the lower of its carrying amount and fair value less costs to sell, and no impairment loss was recognized
as fair value less costs to sell exceeded the carrying amount.
19. Other Assets
19.1 Details of other assets as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Other financial assets
Other receivables	￦	8,955,019	￦	12,988,106
Accrued income		3,271,649		3,227,004
Guarantee deposits		918,515		866,563
Domestic exchange settlement debits		464,292		1,283,515
Others		1,322,780		1,344,410
Less: Allowances for credit losses		(518,864)		(629,272)
Less: Present value discount		(9,164)		(10,630)

		14,404,227		19,069,696

Other non-financial assets
Other receivables		5,435		20,295
Prepaid expenses		654,346		642,059
Guarantee deposits		5,121		6,367
Others		3,809,174		4,320,295
Less: Allowances for credit losses		(14,666)		(13,584)

		4,459,410		4,975,432

	￦	18,863,637	￦	24,045,128

19.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	Other financial assets		Other non-financial assets		Total
Beginning	￦	304,567	￦	12,769	￦	317,336
Write-offs		(13,552)		(142)		(13,694)
Provision (reversal)		155,770		1,987		157,757
Others		72,079		52		72,131

Ending	￦	518,864	￦	14,666	￦	533,530

(In millions of Korean won)	2025
	Other financial assets		Other non-financial assets		Total
Beginning	￦	518,864	￦	14,666	￦	533,530
Write-offs		(11,700)		(263)		(11,963)
Provision (reversal)		115,283		(1,220)		114,063
Others		6,825		401		7,226

Ending	￦	629,272	￦	13,584	￦	642,856

20. Financial Liabilities at Fair Value through Profit or Loss
20.1 Details of financial liabilities at fair value through profit or loss and financial liabilities designated at fair value through profit or loss as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Financial liabilities at fair value through profit or loss
Borrowed securities sold	￦	2,558,520	￦	2,923,691
Others		159,212		415,881

		2,717,732		3,339,572

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		8,002,499		7,981,018

		8,002,499		7,981,018

	￦	10,720,231	￦	11,320,590

20.2 Difference between the amount contractually required to pay at maturity and carrying amount of financial liabilities designated at fair value through profit or loss as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Amount contractually required to pay at maturity	￦	7,947,236	￦	7,900,807
Carrying amount		8,002,499		7,981,018

Difference	￦	(55,263)	￦	(80,211)

21. Deposits
Details of deposits as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Demand deposits
Demand deposits in Korean won	￦	156,242,487	￦	169,324,051
Demand deposits in foreign currencies		13,667,783		16,531,638

		169,910,270		185,855,689

Time deposits
Time deposits in Korean won		221,342,787		224,427,609
Fair value adjustments of fair value hedged time deposits in Korean won		6,258		6,865

		221,349,045		224,434,474

Time deposits in foreign currencies		28,299,460		27,711,278
Fair value adjustments of fair value hedged time deposits in foreign currencies		(7,593)		(1,334)

		28,291,867		27,709,944

		249,640,912		252,144,418

Certificates of deposits		9,805,371		13,749,293

Investment contract liabilities		6,331,344		10,647,626

	￦	435,687,897	￦	462,397,026

22. Borrowings
22.1 Details of borrowings as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
General borrowings	￦	52,433,193	￦	53,070,565
Bonds sold under repurchase agreements and others		12,803,106		13,430,104
Call money		2,840,713		4,227,727

	￦	68,077,012	￦	70,728,396

22.2 Details of general borrowings as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)		Lenders	Interest rate (%) as of December 31, 2025	December 31, 2024		December 31, 2025
Borrowings in Korean won	Borrowings from the Bank of Korea	The Bank of Korea	1.00	￦	4,618,026	￦	6,958,623
	Borrowings from the government	SEMAS and others	0.00 ~ 3.50		2,409,409		2,402,107
	Borrowings from banks	The Korea Development Bank and others	2.20 ~ 5.92		1,267,487		1,556,717
	Borrowings from non-banking financial institutions	Korea Securities Finance Corporation and others	0.55 ~ 6.50		3,014,113		2,674,329
	Other borrowings	The Korea Development Bank and others	0.00 ~ 6.94		22,294,928		22,050,728

					33,603,963		35,642,504

Borrowings in foreign currencies	Due to banks	Hana Bank and others	—		15,155		731
	Borrowings from banks	Citicorp International Ltd. and others	0.00 ~ 9.51		15,914,710		14,412,057
	Borrowings from other financial institutions	The Export-Import Bank of Korea and others	4.19 ~ 4.42		6,027		5,883
	Other borrowings	Standard Chartered Bank (Hong Kong) and others	0.00 ~ 4.33		2,893,338		3,009,390

					18,829,230		17,428,061

				￦	52,433,193	￦	53,070,565

22.3 Details of bonds sold under repurchase agreements and others as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	Lenders	Interest rate (%) as of December 31, 2025	December 31, 2024		December 31, 2025
Bonds sold under repurchase agreements	Individuals, groups, and corporations	0.00~4.80	￦	12,794,534	￦	13,425,697
Bills sold	Counter sale	1.55~2.00		8,572		4,407

			￦	12,803,106	￦	13,430,104

22.4 Details of call money as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	Lenders	Interest rate (%) as of December 31, 2025	December 31, 2024		December 31, 2025
Call money in Korean won	JPMorgan Chase Bank and others	2.12~2.90	￦	820,000	￦	2,270,500
Call money in foreign currencies	BANK OF THAILAND and others	1.33~10.00		2,020,713		1,957,227

			￦	2,840,713	￦	4,227,727

23. Debentures
23.1 Details of debentures as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	Interest rate (%) as of December 31, 2025	December 31, 2024		December 31, 2025
Debentures in Korean won
Structured debentures	3.45 ~ 5.86	￦	20,560	￦	90,410
Subordinated fixed rate debentures	2.02 ~ 4.90		4,445,150		5,045,150
Fixed rate debentures	1.33 ~ 7.20		54,370,733		55,987,465
Floating rate debentures	2.61 ~ 5.79		1,250,000		2,380,000

			60,086,443		63,503,025
Fair value adjustments of fair value hedged debentures in Korean won			(108,207)		(116,915)
Less: Discount on debentures in Korean won			(57,075)		(79,204)

			59,921,161		63,306,906

Debentures in foreign currencies
Floating rate debentures	2.26 ~ 5.08		3,122,201		3,636,907
Fixed rate debentures	0.00 ~ 9.06		13,229,773		13,179,168

			16,351,974		16,816,075
Fair value adjustments of fair value hedged debentures in foreign currencies			(63,717)		(23,084)
Less: Discount on debentures in foreign currencies			(38,161)		(50,627)

			16,250,096		16,742,364

		￦	76,171,257	￦	80,049,270

23.2 Changes in debentures based on par value for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	Beginning		Issue		Repayment		Others		Ending
Debentures in Korean won
Structured debentures	￦	90,640	￦	—	￦	(70,080)	￦	—	￦	20,560
Exchangeable bonds		240,000		—		(240,000)		—		—
Subordinated fixed rate debentures		4,453,970		—		(8,820)		—		4,445,150
Fixed rate debentures		45,624,127		82,306,421		(73,559,815)		—		54,370,733
Floating rate debentures		5,410,000		440,000		(4,600,000)		—		1,250,000

		55,818,737		82,746,421		(78,478,715)		—		60,086,443

Debentures in foreign currencies
Floating rate debentures		2,532,921		975,755		(728,965)		342,490		3,122,201
Fixed rate debentures		11,109,296		2,620,029		(1,880,406)		1,380,854		13,229,773

		13,642,217		3,595,784		(2,609,371)		1,723,344		16,351,974

	￦	69,460,954	￦	86,342,205	￦	(81,088,086)	￦	1,723,344	￦	76,438,417

23.2 Changes in debentures based on par value for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Beginning		Issue		Repayment		Others		Ending
Debentures in Korean won
Structured debentures	￦	20,560	￦	70,000	￦	(150)	￦	—	￦	90,410
Subordinated fixed rate debentures		4,445,150		600,000		—		—		5,045,150
Fixed rate debentures		54,370,733		86,011,300		(84,394,568)		—		55,987,465
Floating rate debentures		1,250,000		1,360,000		(230,000)		—		2,380,000

		60,086,443		88,041,300		(84,624,718)		—		63,503,025

Debentures in foreign currencies
Floating rate debentures		3,122,201		1,409,480		(841,190)		(53,584)		3,636,907
Fixed rate debentures		13,229,773		3,779,076		(4,021,182)		191,501		13,179,168

		16,351,974		5,188,556		(4,862,372)		137,917		16,816,075

	￦	76,438,417	￦	93,229,856	￦	(89,487,090)	￦	137,917	￦	80,319,100

24. Provisions
24.1 Details of provisions as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Provisions for credit losses of unused loan commitments	￦	297,855	￦	274,488
Provisions for credit losses of acceptances and guarantees		56,097		49,025
Provisions for credit losses of financial guarantee contracts		7,378		6,024
Provisions for restoration costs		180,590		171,649
Others		385,712		763,204

	￦	927,632	￦	1,264,390

24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)
	2024
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	￦	232,674	￦	136,318	￦	10,674	￦	30,849	￦	148,197	￦	4,408
Transfer between stages:
Transfer to 12-month expected credit losses		90,484		(84,851)		(5,633)		87,306		(87,306)		—
Transfer to lifetime expected credit losses		(19,576)		20,367		(791)		(464)		464		—
Impairment		(720)		(2,150)		2,870		(52)		(85)		137
Provision (reversal) for credit losses		(88,390)		9,139		(5,210)		(90,285)		(58,819)		9,309
Others (exchange differences, etc.)		2,523		152		(25)		12,111		36		291

Ending	￦	216,995	￦	78,975	￦	1,885	￦	39,465	￦	2,487	￦	14,145

24.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
	2025
	Provisions for credit losses of unused loan commitments						Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses		Lifetime expected credit losses				12-month expected credit losses		Lifetime expected credit losses
			Non- impaired		Impaired				Non- impaired		Impaired
Beginning	￦	216,995	￦	78,975	￦	1,885	￦	39,465	￦	2,487	￦	14,145
Transfer between stages:
Transfer to 12-month expected credit losses		24,364		(24,268)		(96)		116		(116)		—
Transfer to lifetime expected credit losses		(22,180)		24,123		(1,943)		(826)		862		(36)
Impairment		(1,502)		(3,375)		4,877		(47)		(172)		219
Provision (reversal) for credit losses		(29,070)		8,761		(2,441)		(6,320)		2,279		(2,653)
Others (exchange differences, etc.)		(604)		7		(20)		(317)		(4)		(57)

Ending	￦	188,003	￦	84,223	￦	2,262	￦	32,071	￦	5,336	￦	11,618

24.3 Changes in provisions for credit losses of financial guarantee contracts for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024		2025
Beginning	￦	6,500	￦	7,378
Provision (reversal)		15,779		(529)
Others		(14,901)		(825)

Ending	￦	7,378	￦	6,024

24.4 Changes in provisions for restoration costs for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024		2025
Beginning	￦	155,214	￦	180,590
Provision		7,846		8,275
Reversal		(1,422)		(4,515)
Used		(4,632)		(14,925)
Unwinding of discount		5,221		5,075
Effect of changes in discount rate		18,363		(2,851)

Ending	￦	180,590	￦	171,649

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

24.5 Changes in other provisions for the years ended December 31, 2024 and 2025, are as follows:

	2024
	Membership rewards program		Dormant accounts		Litigations		Others 1, 2, 3		Total
Beginning	￦	47	￦	3,359	￦	185,667	￦	530,511	￦	719,584
Increase		80		2,803		53,125		806,860		862,868
Decrease		(54)		(3,009)		(84,490)		(1,115,767)		(1,203,320)
Others		—		—		1,912		4,668		6,580

Ending 1, 2, 3	￦	73	￦	3,153	￦	156,214	￦	226,272	￦	385,712

(In millions of Korean won)
	2025
	Membership rewards program		Dormant accounts		Litigations		Others 1, 2, 3, 4		Total
Beginning	￦	73	￦	3,153	￦	156,214	￦	226,272	￦	385,712
Increase		108		12,642		59,444		496,648		568,842
Decrease		(90)		(10,061)		(73,044)		(107,629)		(190,824)
Others		—		—		(524)		(2)		(526)

Ending 1, 2, 3 , 4	￦	91	￦	5,734	￦	142,090	￦	615,289	￦	763,204

1	Includes other provisions of ￦ 17,064 million and ￦ 6,577 million related to the Livelihood finance support program as of December 31, 2024 and 2025, respectively.
2
Includes other provisions of ￦ 55,182 million and ￦ 28,396 million related to the voluntary compensation for the performance of the Hang Seng China Enterprise Index as of December 31, 2024 and 2025, respectively.

3
Includes other provisions of ￦ 33,776 million and ￦ 144,246 million related to the completion guarantee management-type land trust business agreement of KB Real Estate Trust Co., Ltd. as of December 31, 2024 and 2025, respectively.

4
As of December 31, 2025, other provisions include ￦ 333,002 million related to ELS and LTV penalties, among others, and such amount may change depending on future developments and the outcome of related matters.

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
25.2 Changes in net defined benefit liabilities for the years ended December 31, 2024 and 2025, are as follows:

	2024
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities(assets)
Beginning	￦	2,362,952	￦	(2,655,173)	￦	(292,221)
Current service cost		216,612		—		216,612
Gains on settlement		(1,751)		—		(1,751)
Interest expense (income)		94,050		(107,712)		(13,662)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(2,786)		—		(2,786)
Actuarial gains and losses by changes in financial assumptions		145,060		—		145,060
Actuarial gains and losses by experience adjustments		2,670		—		2,670
Return on plan assets (excluding amounts included in interest income)		—		(27,251)		(27,251)
Contributions by the Group		—		(131,400)		(131,400)
Payments from plans (settlement)		(457)		457		—
Payments from plans (benefit payments)		(225,551)		225,551		—
Payments from the Group		(54,902)		—		(54,902)
Transfer in (out)		952		(201)		751
Effect of exchange differences		613		(76)		537
Others		72		(42)		30

Ending*	￦	2,537,534	￦	(2,695,847)	￦	(158,313)

25.2 Changes in net defined benefit liabilities for the years ended December 31, 2024 and 2025, are as follows (cont’d):

	2025
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities(assets)
Beginning	￦	2,537,534	￦	(2,695,847)	￦	(158,313)
Current service cost		228,415		—		228,415
Past service cost		410		—		410
Gains on settlement		(184)		—		(184)
Interest expense (income)		86,257		(93,357)		(7,100)
Remeasurements:
Actuarial gains and losses by changes in demographic assumptions		(1,718)		—		(1,718)
Actuarial gains and losses by changes in financial assumptions		(25,489)		—		(25,489)
Actuarial gains and losses by experience adjustments		32,440		—		32,440
Return on plan assets (excluding amounts included in interest income)		—		(43,680)		(43,680)
Contributions by the Group		—		(213,439)		(213,439)
Payments from plans (settlement)		(3,841)		3,841		—
Payments from plans (benefit payments)		(230,683)		230,683		—
Payments from the Group		(64,187)		—		(64,187)
Transfer in (out)		833		(422)		411
Effect of exchange differences		(804)		9		(795)
Others		(49)		—		(49)

Ending*	￦	2,558,934	￦	(2,812,212)	￦	(253,278)

*
The net defined benefit assets of ￦ 158,313

million is calculated by subtracting ￦ 100,187 million of net defined benefit liabilities from ￦ 258,500 million of net defined benefit assets as of December 31, 2024. The net defined benefit assets of ￦ 253,278 million is calculated by subtracting ￦ 100,088 million of net defined benefit liabilities from ￦ 353,366 million of net defined benefit assets as of December 31, 2025.

25.3 Details of net defined benefit liabilities as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Present value of defined benefit obligation	￦	2,537,534	￦	2,558,934
Fair value of plan assets		(2,695,847)		(2,812,212)

Net defined benefit liabilities (assets)	￦	(158,313)	￦	(253,278)

25.4 Details of post-employment benefits recognized in profit or loss for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Current service cost	￦	199,882	￦	216,612	￦	228,415
Past service cost		—		—		410
Net interest expense (income) on net defined benefit liabilities		(23,046)		(13,662)		(7,100)
Losses (gains) on settlement		55		(1,751)		(184)

Post-employment benefits *	￦	176,891	￦	201,199	￦	221,541

*
Includes post-employment benefits amounting to ￦ 18,308 million, ￦ 20,326 million and ￦ 24,972 million recognized as insurance service expenses for the years ended December 31, 2023, 2024 and 2025 and ￦ 2,824 million, ￦ 3,302 million, ￦ 3,654 million recognized as other expenses for the years ended December 31, 2023, 2024 and 2025 and ￦ 189 million, ￦ 90 million, ￦ 128 million recognized as prepayment for the years ended December 31, 2023, 2024 and 2025.

25.5 Details of remeasurements of net defined benefit liabilities recognized in other comprehensive income (loss) for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	￦	18,228	￦	27,251	￦	43,680
Actuarial gains and losses		(120,846)		(144,944)		(5,233)
Income tax effect		25,895		31,076		(9,791)
Effect of exchange differences		4,553		1,242		(639)

Remeasurements after income tax expense	￦	(72,170)	￦	(85,375)	￦	28,017

25.6 Details of fair value of plan assets as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	2,601,582	￦	2,601,582
Debt securities		—		93,416		93,416
Investment fund		—		849		849

	￦	—	￦	2,695,847	￦	2,695,847

(In millions of Korean won)	December 31, 2025
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	2,670,983	￦	2,670,983
Debt securities		—		118,108		118,108
Investment fund		—		23,121		23,121

	￦	—	￦	2,812,212	￦	2,812,212

25.7 Details of significant actuarial assumptions used as of December 31, 2024 and 2025, are as follows:

	December 31, 2024	December 31, 2025
Discount rate (%)	3.10~3.70	3.00~4.00
Salary increase rate (%)	0.00~7.00	0.00~7.00
Turnover rate (%)	0.00~38.60	0.00~47.65
Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2023.
25.8 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2025, are as follows:

	Changes in assumptions		Effect on defined benefit obligation
			Increase in assumptions	Decrease in assumptions
Discount rate	0.5	%p	3.25% decrease	3.43% increase
Salary increase rate	0.5	%p	3.43% increase	3.28% decrease
Turnover rate	0.5	%p	0.19% decrease	0.19% increase
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
25.9 Expected maturity analysis of undiscounted pension benefit payments (including expected future benefit) as of December 31, 2025, are as follows:
(In millions of Korean won)

	Up to 1 year		1~2 years		2~5 years		5~10 years		Over 10 years		Total
Pension benefits *	￦	260,746	￦	298,747	￦	877,376	￦	1,381,543	￦	3,695,296	￦	6,513,708

*	Amount determined under the promotion compensation type defined contribution plan is excluded.
The weighted average duration of the defined benefit obligation is 1 ~ 11 years
.
25.10 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2025 is
￦
233,390 million.

26. Other Liabilities
Details of other liabilities as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Other financial liabilities
Other payables	￦	15,229,554	￦	19,797,372
Prepaid card and debit card payables		36,125		38,214
Accrued expenses		5,862,874		5,548,330
Financial guarantee contracts liabilities		31,668		61,811
Deposits for letter of guarantees and others		1,079,417		812,595
Domestic exchange settlement credits		295,326		98,133
Foreign exchange settlement credits		268,794		266,026
Borrowings of other accounting businesses		4,404		18,849
Due to trust accounts		8,232,002		11,137,898
Liabilities incurred from agency relationships		794,661		765,269
Account for agency business		733,654		925,566
Dividend payables		1,836		2,218
Lease liabilities		964,399		901,113
Others		60,169		95,863

		33,594,883		40,469,257

Other non-financial liabilities
Other payables		395,951		439,658
Unearned revenue		367,468		376,310
Accrued expenses		1,153,956		1,329,545
Deferred revenue on credit card points		238,584		233,455
Withholding taxes		286,435		356,720
Others		392,385		446,518

		2,834,779		3,182,206

	￦	36,429,662	￦	43,651,463

27. Equity
27.1 Share Capital
27.1.1 Details of share capital as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won and in number of shares)	December 31, 2024		December 31, 2025
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	￦	5,000	￦	5,000
Number of issued shares		393,528,423		381,462,103
Share capital*	￦	2,090,558	￦	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

27.1.2 Changes in outstanding shares for the years ended December 31, 2024 and 2025, are as follows:

(In number of shares)	2024	2025
Beginning	378,663,825	373,600,719
Increase	5,000,000	—
Decrease	(10,063,106)	(15,012,997)

Ending	373,600,719	358,587,722

27.2 Hybrid Securities
Details of hybrid securities classified as equity as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)
Hybrid securities	Issuance date	Maturity	Interest rate (%) as of December 31, 2025	December 31, 2024		December 31, 2025
Series 1-2	May 2, 2019	Perpetual bond	3.44	￦	49,896	￦	49,896
Series 2-1*	May 8, 2020	Perpetual bond	3.30		324,099		—
Series 2-2	May 8, 2020	Perpetual bond	3.43		74,812		74,812
Series 3-1*	Jul. 14, 2020	Perpetual bond	3.17		369,099		—
Series 3-2	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
Series 4-1*	Oct. 20, 2020	Perpetual bond	3.00		433,996		—
Series 4-2	Oct. 20, 2020	Perpetual bond	3.28		64,855		64,855
Series 5-1	Feb. 19, 2021	Perpetual bond	2.67		419,071		419,071
Series 5-2	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
Series 5-3	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
Series 6-1	May 28, 2021	Perpetual bond	3.20		165,563		165,563
Series 6-2	May 28, 2021	Perpetual bond	3.60		109,708		109,708
Series 7-1	Oct. 8, 2021	Perpetual bond	3.57		208,468		208,468
Series 7-2	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
Series 8-1	Feb. 16, 2022	Perpetual bond	4.00		442,970		442,970
Series 8-2	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
Series 9-1	May 12, 2022	Perpetual bond	4.68		478,829		478,829
Series 9-2	May 12, 2022	Perpetual bond	4.97		19,906		19,906
Series 10-1	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
Series 10-2	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
Series 10-3	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
Series 11-1	Feb. 03, 2023	Perpetual bond	4.90		548,681		548,681
Series 11-2	Feb. 03, 2023	Perpetual bond	5.03		49,871		49,871
Series 12	Feb. 28, 2024	Perpetual bond	4.39		399,084		399,060
Series 13	Jan. 22, 2025	Perpetual bond	4.00		—		404,028

				￦	5,082,578	￦	4,359,388

*
The Parent Company early redeemed in full its
2-1
Additional Tier 1 capital securities amounting to ￦ 325,000 million on May 8, 2025, and its
3-1
Additional Tier 1 capital securities amounting to ￦ 370,000 million on July 14, 2025, following the exercise of the respective call options. In addition, the
4-1
Additional Tier 1 capital securities amounting to ￦ 435,000 million were fully redeemed on October 20, 2025, upon the exercise of the call option.

The above hybrid securities are early redeemable by the Group after 5 or 7 or 10 years from the issuance date. On the other hand, hybrid securities of ￦
1,065,613
million issued by Kookmin Bank, hybrid securities of ￦
232,672
million issued by KB Securities Co., Ltd. and hybrid securities of ￦
49,800
million issued by KB Life Insurance Co., Ltd., hybrid securities of ￦
249,150
million issued by KB Kookmin Card Co., Ltd. and hybrid securities of ￦
19,993 million issued by KB Real Estate Trust. Co., Ltd. are recognized as non-controlling
interests and are early redeemable after 5 years from the issuance date and each interest payment date thereafter.

27.3 Capital Surplus
Details of capital surplus as of December 31, 2024 and 2025, are as follows

(In millions of Korean won)	December 31, 2024		December 31, 2025
Paid-in capital in excess of par value	￦	13,190,274	￦	13,190,274
Losses on sales of treasury shares		(477,358)		(477,358)
Other capital surplus		3,933,818		3,920,602

	￦	16,646,734	￦	16,633,518

27.4 Accumulated Other Comprehensive Income
Details of accumulated other comprehensive income as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Remeasurements of net defined benefit liabilities	￦	(247,241)	￦	(218,626)
Currency translation differences		809,089		761,727
Gains (losses) on financial instruments at fair value through other comprehensive income		(1,518,990)		(3,396,899)
Share of other comprehensive loss of associates and joint ventures		(3,153)		(1,135)
Gains (losses) on cash flow hedging instruments		108,318		(157,512)
Losses on hedging instruments of net investments in foreign operations		(316,109)		(276,478)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(17,314)		(20,536)
Finance gains or losses on insurance contract assets (liabilities)		1,682,322		2,842,003

	￦	496,922	￦	(467,456)

27.5 Retained Earnings
Details of retained earnings as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Legal reserves 1	￦	1,219,810	￦	1,436,870
Voluntary reserves		982,000		982,000
Retained earnings 2		32,606,410		35,914,871

	￦	34,808,220	￦	38,333,741

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

2	The regulatory reserve for credit losses the Group appropriated in retained earnings is ￦ 4,370,051 million and ￦ 4,190,070 million for the years ended December 31, 2024 and 2025, respectively.

27.6 Treasury Shares
Changes in treasury shares for the years ended December 31, 2024 and 2025, are as follows:
(In millions of Korean won and in number of shares)

	2024
	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares*		24,847,247		10,063,106		(5,000,000)		(9,982,649)		19,927,704

Carrying amount	￦	1,165,837	￦	820,000	￦	(234,600)	￦	(515,177)	￦	1,236,060

(In millions of Korean won and in number of shares)

	2025
	Beginning		Acquisition		Disposal		Retirement		Ending
Number of treasury shares		19,927,704		15,012,997		—		(12,066,320)		22,874,381

Carrying amount	￦	1,236,060	￦	1,480,000	￦	—	￦	(814,522)	￦	1,901,538

*	5 million treasury shares deposited at the Korea Securities Depository for the exchange of exchangeable bonds were disposed on February 14, 2024, due to the exercise of exchange right.
On May 15, 2025, the Parent Company retired 4,575,874
treasury shares (￦
400,000 million) acquired pursuant to the Board resolution dated July 23, 2024, 1,089,097 treasury shares (￦
100,000 million) acquired pursuant to the Board resolution dated October 24, 2024, and 6,401,349 treasury shares (￦
520,000 million) acquired pursuant to the Board resolution dated February 5, 2025. In addition, the Parent Company retired 3,047,395 treasury shares (￦
300,000 million) acquired pursuant to the Board resolution dated April 24, 2025, and 5,564,253 treasury shares (￦
 660,000 million) acquired pursuant to the Board resolution dated July 24, 2025, on January 15, 2026.

28. Net Interest Income
Details of interest income, interest expense, and net interest income for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Interest income
Due from financial institutions measured at fair value through profit or loss	￦	1,746	￦	2,889	￦	2,598
Securities measured at fair value through profit or loss		1,400,912		1,422,251		1,380,773
Loans measured at fair value through profit or loss		12,708		33,372		52,781
Securities measured at fair value through other comprehensive income		2,225,549		2,693,188		2,794,599
Loans measured at fair value through other comprehensive income		39,084		55,314		72,062
Due from financial institutions measured at amortized cost		351,797		395,886		356,944
Securities measured at amortized cost		1,123,957		1,236,448		1,113,363
Loans measured at amortized cost		23,439,034		24,006,088		22,673,204
Insurance finance income		20,899		31,317		37,205
Others		526,338		614,632		672,571

		29,142,024		30,491,385		29,156,100

Interest expense
Deposits		10,052,830		10,379,055		9,097,941
Borrowings		2,519,463		2,548,842		2,141,511
Debentures		2,306,823		2,623,198		2,635,724
Insurance finance expense		1,534,458		1,477,757		1,504,488
Others		547,590		635,819		703,343

		16,961,164		17,664,671		16,083,007

Net interest income	￦	12,180,860	￦	12,826,714	￦	13,073,093

Interest income recognized on impaired loans is ￦
73,543
million, ￦
92,741
and ￦
 76,193 million for the years ended December 31, 2023, 2024 and 2025, respectively.

29. Net Fee and Commission Income
Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Fee and commission income
Banking activity fees	￦	181,841	￦	187,563	￦	198,799
Lending activity fees		96,469		113,553		96,611
Credit card and debit card related fees		1,598,964		1,661,516		1,570,928
Agent activity fees		198,402		215,382		258,501
Trust and other fiduciary fees		375,007		288,097		339,684
Fund management related fees		133,027		140,107		198,378
Acceptances and guarantees fees		77,291		95,588		81,563
Foreign currency related fees		308,747		362,449		450,349
Securities agency fees		113,476		123,833		169,495
Other business account commission on consignment		33,873		34,453		30,096
Commissions received on securities business		656,424		663,054		774,028
Lease fees		1,096,933		1,120,384		1,078,431
Others		497,620		475,864		526,658

		5,368,074		5,481,843		5,773,521

Fee and commission expense
Trading activity related fees *		56,331		49,631		55,548
Lending activity fees		34,040		35,312		43,996
Credit card and debit card related fees		861,639		824,532		815,743
Outsourcing related fees		167,927		149,810		135,254
Foreign currency related fees		93,277		118,475		127,540
Others		481,336		454,456		497,153

		1,694,550		1,632,216		1,675,234

Net fee and commission income	￦	3,673,524	￦	3,849,627	￦	4,098,287

*	Fees from financial instruments at fair value through profit or loss

30. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss
30.1 Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss
Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	￦	3,904,088	￦	3,571,736	￦	4,415,446
Equity securities		818,610		750,633		3,130,422

		4,722,698		4,322,369		7,545,868

Derivatives held for trading:
Interest rate		7,195,387		5,053,285		5,127,237
Currency		9,230,401		17,434,391		9,818,150
Stock or stock index		2,027,294		2,394,867		2,840,047
Credit		41,234		46,619		63,269
Commodity		30,829		63,666		134,685
Others		173,215		64,960		85,409

		18,698,360		25,057,788		18,068,797

Financial liabilities at fair value through profit or loss		192,334		356,827		164,479
Other financial instruments		502		522		477

		23,613,894		29,737,506		25,779,621

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities		1,106,981		1,491,166		2,093,258
Equity securities		372,969		917,182		518,373

		1,479,950		2,408,348		2,611,631

Derivatives held for trading:
Interest rate		7,439,802		5,170,159		4,480,618
Currency		9,271,983		18,093,278		9,559,853
Stock or stock index		2,164,455		2,120,380		4,194,702
Credit		44,971		43,821		60,622
Commodity		42,150		57,086		112,210
Others		166,403		155,760		72,498

		19,129,764		25,640,484		18,480,503

Financial liabilities at fair value through profit or loss		509,835		358,441		792,923
Other financial instruments		387		692		1,551

		21,119,936		28,407,965		21,886,608

Net gains (losses) on financial instruments at fair value through profit or loss	￦	2,493,958	￦	1,329,541	￦	3,893,013

30.2 Net Gains or Losses on Financial Instruments Designated at Fair Value through Profit or Loss
Net gains or losses on financial instruments designated at fair value through profit or loss include gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial instruments designated at fair value through profit or loss for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Gains on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss	￦	726,277	￦	323,412	￦	144,141

		726,277		323,412		144,141

Losses on financial instruments designated at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss		1,057,170		640,872		656,949

		1,057,170		640,872		656,949

Net gains (losses) on financial instruments designated at fair value through profit or loss	￦	(330,893)	￦	(317,460)	￦	(512,808)

31. Net Other Operating Income and Expenses
Details of other operating income and expenses for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Other operating income
Gains on securities at fair value through other comprehensive income:
Gains on redemption of securities at fair value through other comprehensive income	￦	7,326	￦	9,738	￦	2,939
Gains on disposal of securities at fair value through other comprehensive income		59,666		128,169		254,985

		66,992		137,907		257,924

Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost		99,942		136,706		177,608
Gains on disposal of securities measured at amortized cost		174		1,019		1,039

		100,116		137,725		178,647

Gains on hedge accounting		361,281		480,584		267,782
Gains on foreign exchange transactions		6,480,621		6,070,151		6,317,310
Dividend income		47,769		86,524		148,954
Others		593,871		673,191		830,162

		7,650,650		7,586,082		8,000,779

Other operating expenses
Losses on securities at fair value through other comprehensive income:
Losses on redemption of securities at fair value through other comprehensive income		8		66		8
Losses on disposal of securities at fair value through other comprehensive income		323,147		242,846		158,909

		323,155		242,912		158,917

Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost		49,534		115,318		567,474
Losses on disposal of securities measured at amortized cost		—		—		4

		49,534		115,318		567,478

Losses on hedge accounting		379,343		425,612		343,860
Losses on foreign exchange transactions		6,130,076		5,375,351		6,318,078
Deposit insurance fee		570,465		590,148		622,074
Credit guarantee fund fee		327,764		362,234		414,449
Depreciation expenses of operating lease assets		713,056		701,917		662,825
Others		1,870,246		1,645,601		1,796,173

		10,363,639		9,459,093		10,883,854

Net other operating expenses	￦	(2,712,989)	￦	(1,873,011)	￦	(2,883,075)

32. General and Administrative Expenses
32.1 Details of general and administrative expenses for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Expenses related to employee
Employee benefits—salaries	￦	2,621,008	￦	2,707,446	￦	2,828,338
Employee benefits—others		860,038		855,152		840,337
Post-employment benefits—defined benefit plans		155,720		177,481		192,787
Post-employment benefits—defined contribution plans		32,160		33,995		37,143
Termination benefits		275,632		306,617		263,003
Share-based payments		69,703		140,453		153,882

		4,014,261		4,221,144		4,315,490

Depreciation and amortization		865,927		916,295		914,686

Other general and administrative expenses
Rental expense		100,761		92,392		95,533
Tax and dues		303,987		324,621		341,774
Communication		48,704		48,223		44,604
Electricity and utilities		45,255		49,063		47,215
Publication		9,263		7,813		6,800
Repairs and maintenance		51,202		52,298		52,066
Vehicle		18,015		18,313		19,536
Travel		18,177		16,881		14,913
Training		44,275		43,118		46,098
Service fees		233,403		249,774		234,994
Electronic data processing expenses		354,842		352,985		379,660
Advertising		230,192		230,656		235,095
Others		309,142		315,048		316,109

		1,767,218		1,801,185		1,834,397

	￦	6,647,406	￦	6,938,624	￦	7,064,573

F-18
3

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
32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2025, are as follows:

(In number of shares)	Grant date	Number of granted shares 1	Vesting conditions 2
KB Financial Group Inc.
Series 38	Nov. 21, 2023	55,547	Services fulfillment, market performance 3 35%, and non-market performance 5 65%
Series 39	Jan. 1, 2024	47,839	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 40	Feb. 1, 2024	489	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 41	Apr. 6, 2024	6,450	Services fulfillment, market performance 3 30%, and non-market performance 4 70%
Series 43	Jan. 1, 2025	33,538	Services fulfillment, market performance 3 0%, and non-market performance 4 100%
Series 44	Apr. 7, 2025	5,540	Services fulfillment, market performance 3 0%, and non-market performance 4 100%
Deferred grant in 2015		1,063	Satisfied
Deferred grant in 2020		40	Satisfied
Deferred grant in 2022		13,239	Satisfied
Deferred grant in 2023		46,315	Satisfied
Deferred grant in 2024		25,541	Satisfied

		235,601

Kookmin Bank
Series 96	Jan. 1, 2024	220,113	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100% Services fulfillment, market performance 3 30%, and non-market performance 6 70%
Series 97	Feb. 1, 2024	2,045	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 98	Apr. 22, 2024	2,962	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 99	July. 5, 2024	4,929	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 101	Aug. 24, 2024	4,453	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Series 102	Jan. 1, 2025	179,314	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100% Services fulfillment, market performance 3 30%, and non-market performance 6 70%
Series 103	Jan. 9, 2025	4,633	Services fulfillment, market performance 3 0~30%, and non-market performance 4 70~100%
Deferred grant in 2022		29,628	Satisfied
Deferred grant in 2023		93,891	Satisfied
Deferred grant in 2024		118,288	Satisfied

		660,256

F-18
4

32.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2025, are as follows (cont’d):

(In number of shares)	Grant date	Number of granted shares 1	Vesting conditions 2
Other subsidiaries
Stock granted in 2012		160	Services fulfillment, market performance 3 0~50%, and non-market performance 4 50~100%
Stock granted in 2013		219
Stock granted in 2014		1,028
Stock granted in 2015		1,155
Stock granted in 2017		3,955
Stock granted in 2018		11,044
Stock granted in 2019		13,255
Stock granted in 2020		25,783
Stock granted in 2021		18,692
Stock granted in 2022		79,498
Stock granted in 2023		119,878
Stock granted in 2024		453,356
Stock granted in 2025		248,205

		976,228

		1,872,085

1
Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2025 (Deferred grants are residual shares vested as of December 31, 2025).

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

4	Performance results of company and employee
5	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return On Investment), Non-bank segment profit
6	EPS, Asset Quality

F-18
5

32.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2025, are as follows:

(In number of shares)	Estimated number of vested shares*	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	541	Satisfied
Stock granted in 2016	1,558	Satisfied
Stock granted in 2020	78	Satisfied
Stock granted in 2022	14,653	Satisfied
Stock granted in 2023	26,317	Satisfied
Stock granted in 2024	23,462	Satisfied
Stock granted in 2025	15,312	Proportional to service period
Kookmin Bank
Stock granted in 2022	54,211	Satisfied
Stock granted in 2023	118,021	Satisfied
Stock granted in 2024	97,412	Satisfied
Stock granted in 2025	57,301	Proportional to service period
Other subsidiaries
Stock granted in 2015	1,289	Satisfied
Stock granted in 2016	7,290	Satisfied
Stock granted in 2017	20,121	Satisfied
Stock granted in 2018	51,583	Satisfied
Stock granted in 2019	41,130	Satisfied
Stock granted in 2020	48,423	Satisfied
Stock granted in 2021	81,625	Satisfied
Stock granted in 2022	202,086	Satisfied
Stock granted in 2023	409,430	Satisfied
Stock granted in 2024	421,073	Satisfied
Stock granted in 2025	90,545	Proportional to service period

	1,783,461

*
Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

F-18
6

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2025, are as follows:

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to long-term performance
(KB Financial Group Inc.)
Series 38	2.56	99,026~110,857	107,743~120,615
Series 39	2.56	111,412~125,944	111,412~125,944
Series 40	2.56	111,412~125,944	111,412~125,944
Series 41	2.56	107,266~120,094	107,266~120,094
Series 43	2.56	98,255~115,478	107,266~125,944
Series 44	2.56	102,397~114,527	103,317~115,556
Deferred grant in 2015	2.56	—	125,944
Deferred grant in 2020	2.56	—	125,944
Deferred grant in 2022	2.56	—	120,094~125,944
Deferred grant in 2023	2.56	—	52,755~125,944
Deferred grant in 2024	2.56	—	115,556~125,944
(Kookmin Bank)
Series 96	2.56	111,412~125,944	111,412~125,944
Series 97	2.56	107,266~120,094	107,266~120,094
Series 98	2.56	107,266~120,094	107,266~120,094
Series 99	2.56	105,560~118,184	107,266~120,094
Series 101	2.56	107,266~120,094	107,266~120,094
Series 102	2.56	88,430~110,006	99,417~120,094
Series 103	2.56	94,586~105,791	103,317~115,556
Grant deferred in 2022	2.56	—	115,556~125,944
Grant deferred in 2023	2.56	—	115,556~120,094
Grant deferred in 2024	2.56	—	115,556
(Other subsidiaries)
Stock granted in 2012	2.56	—	125,944
Stock granted in 2013	2.56	—	125,944
Stock granted in 2014	2.56	—	52,755~125,944
Stock granted in 2015	2.56	—	47,631~125,944
Stock granted in 2017	2.56	—	45,096~125,944
Stock granted in 2018	2.56	—	45,096~125,944
Stock granted in 2019	2.56	—	45,096~125,944
Stock granted in 2020	2.56	—	45,096~125,944
Stock granted in 2021	2.56	—	111,412~125,944
Stock granted in 2022	2.56	—	52,755~125,944
Stock granted in 2023	2.56	102,345~125,944	61,294~125,944
Stock granted in 2024	2.56	103,576~125,944	87,156~125,944
Stock granted in 2025	2.56	92,561~118,840	80,274~125,944

F-1
87

32.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2025, are as follows (cont’d):

(In Korean won)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non-market performance condition)
Linked to short-term performance
(KB Financial Group Inc.)
Stock granted in 2015	2.56	—	125,944
Stock granted in 2016	2.56	—	115,556~125,944
Stock granted in 2020	2.56	—	125,944
Stock granted in 2022	2.56	—	125,944
Stock granted in 2023	2.56	—	120,094~125,944
Stock granted in 2024	2.56	—	111,412~125,944
Stock granted in 2025	2.56	—	111,412~120,094
(Kookmin Bank)
Stock granted in 2022	2.56	—	114,461~125,944
Stock granted in 2023	2.56	—	62,951~125,944
Stock granted in 2024	2.56	—	80,206~125,944
Stock granted in 2025	2.56	—	99,417~120,094
(Other subsidiaries)
Stock granted in 2015	2.56	—	120,094~125,944
Stock granted in 2016	2.56	—	47,631~125,944
Stock granted in 2017	2.56	—	45,096~125,944
Stock granted in 2018	2.56	—	45,096~125,944
Stock granted in 2019	2.56	—	45,096~125,944
Stock granted in 2020	2.56	—	50,973~125,944
Stock granted in 2021	2.56	—	87,156~125,944
Stock granted in 2022	2.56	—	52,755~125,944
Stock granted in 2023	2.56	—	87,156~125,944
Stock granted in 2024	2.56	—	87,156~125,944
Stock granted in 2025	2.56	—	103,317~123,506
The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year
risk-free rate of Korea Treasury Bond in order to measure the fair value.
32.2.1.4 The accrued expenses for share-based payments related to stock grants are ￦
295,867
million and ￦
395,692
million as of December 31, 2024 and 2025, respectively, and the compensation costs amounting to ￦
162,406
million and ￦
184,910 million were recognized for the years ended December 31, 2024 and 2025, respectively.

F-1
8
8

32.2.2 Mileage stock
32.2.2.1 Details of mileage stock as of December 31, 2025, are as follows:

(In number of shares)
Grant date		Number of granted shares 1	Expected exercise period (years) 2	Remaining shares
Stock granted in 2021	Jan. 15, 2021	28,156	0.00~0.04	8,439
	Apr. 5, 2021	89	0.00~0.26	53
	Jul. 1, 2021	54	0.00~0.50	18
	Jul. 2, 2021	11	0.00~0.50	8
	Jul. 27, 2021	70	0.00~0.57	25
	Nov. 1, 2021	71	0.00~0.83	53
	Nov. 16, 2021	53	0.00~0.87	3
	Dec. 3, 2021	91	0.00~0.92	39
	Dec. 6, 2021	87	0.00~0.93	25
	Dec. 30, 2021	76	0.00~0.99	38
Stock granted in 2022	Jan. 14, 2022	20,909	0.00~1.04	9,025
	Apr. 4, 2022	65	0.00~1.25	33
	Apr. 19, 2022	33	0.00~1.30	20
	Aug. 3, 2022	62	0.00~1.59	6
	Aug. 9, 2022	80	0.00~1.60	17
	Oct. 19, 2022	55	0.00~1.80	5
	Nov. 1, 2022	177	0.00~1.83	52
	Dec. 1, 2022	49	0.00~1.92	48
	Dec. 6, 2022	88	0.00~1.93	8
	Dec. 12, 2022	114	0.00~1.95	48
	Dec. 15, 2022	42	0.00~1.95	23
	Dec. 30, 2022	114	0.00~1.99	25
Stock granted in 2023	Jan. 9, 2023	23,071	0.00~2.02	8,063
	Jan. 14, 2023	742	0.00~2.04	313
	Mar. 27, 2023	58	0.00~2.23	37
	Mar. 31, 2023	97	0.00~2.24	39
	May 4, 2023	105	0.00~2.34	22
	Jul. 3, 2023	63	0.00~2.50	21
	Jul. 26, 2023	38	0.00~2.56	24
	Jul. 31, 2023	220	0.00~2.58	62
	Oct. 20, 2023	80	0.00~2.80	42
	Nov. 1, 2023	78	0.00~2.83	39
	Dec. 1, 2023	49	0.00~2.92	36
	Dec. 13, 2023	115	0.00~2.95	29
	Dec. 14, 2023	57	0.00~2.95	50
	Dec. 27, 2023	19	0.00~2.99	14
	Dec. 28, 2023	162	0.00~2.99	71
	Dec. 29, 2023	95	0.00~2.99	76
Stock granted in 2024	Jan. 13, 2024	17,523	0.00~3.03	10,717
	Jan. 31, 2024	297	0.00~3.08	215
	Apr. 1, 2024	89	0.00~3.25	50
	Jul. 1, 2024	38	0.00~3.50	38
	Aug. 1, 2024	141	0.00~3.58	91
	Sep. 2, 2024	14	0.00~3.67	8
	Nov. 1, 2024	55	0.00~3.84	44
	Dec. 4, 2024	26	0.00~3.93	26
	Dec. 19, 2024	88	0.00~3.97	88
	Dec. 30, 2024	73	0.00~4.00	72

32.2.2.1 Details of mileage stock as of December 31, 2025, are as follows (cont’d):

(In number of shares)
Grant date		Number of granted shares 1	Expected exercise period (years) 2	Remaining shares
Stock granted in 2025	Jan. 11, 2025	11,977	0.00~4.03	11,358
	Feb. 6, 2025	162	0.00~4.10	162
	Apr. 1, 2025	38	0.00~4.25	25
	May. 9, 2025	13	0.00~4.35	13
	Jul. 1, 2025	18	0.00~4.50	18
	Nov. 3, 2025	26	0.00~4.84	26
	Dec. 5, 2025	21	0.00~4.93	21
	Dec. 26, 2025	68	0.00~4.99	68
	Dec. 29, 2025	16	0.00~4.99	16

		106,278		50,005

1
Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year
lock-up
period.

2	Assessed based on the stock price as of December 31, 2025. These shares are vested immediately at grant date.
32.2.2.2 The accrued expenses for share-based payments related to mileage stock are ￦
5,067
million and ￦
6,236 million as of December 31, 2024 and 2025, respectively. The compensation costs amounting to ￦
3,183
million and ￦
3,276 million were recognized as expenses for the years ended December 31, 2024 and 2025, respectively.
33. Net Other
Non-Operating
Income and Expenses
Details of other
non-operating
income and expenses for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Other non-operating income
Gains on disposal of property and equipment	￦	1,790	￦	29,515	￦	304,115
Rental income		23,682		26,023		25,863
Others		131,995		128,794		352,472

		157,467		184,332		682,450

Other non-operating expenses
Losses on disposal of property and equipment		1,839		5,080		2,061
Donation		120,560		152,037		168,515
Restoration costs		3,642		2,922		2,602
Management cost for written-off loans		3,769		3,888		4,902
Impairment losses on goodwill		6,268		60,273		223,871
Others*		319,369		1,003,262		641,916

		455,447		1,227,462		1,043,867

Net other non-operating income (expenses)	￦	(297,980)	￦	(1,043,130)	￦	(361,417)

*
Expenses of
 ￦333,002
million were recognized as other provisions in relation to ELS, LTV penalties, and other matters for the year ended December 31, 2025, and expenses of
￦744,764
million were recognized in connection with voluntary compensation for the performance of Hang Seng China Enterprises Index for the year ended December 31, 2024. Such amounts may change depending on future developments and the resolution of the related matters.

F-1
90

34. Income Tax Expense
34.1 Details of income tax expense for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Income tax payable
Current income tax expense	￦	1,468,269	￦	1,594,917	￦	2,007,206
Adjustments of income tax of prior years recognized in current tax		(35,326)		(27,266)		(110,464)

		1,432,943		1,567,651		1,896,742

Changes in deferred income tax assets and liabilities*		557,002		(417,219)		222,578

Income tax recognized directly in equity and others
Remeasurements of net defined benefit liabilities		25,895		31,076		(9,791)
Currency translation differences		(11,866)		(12,919)		1,632
Net gains or losses on financial assets at fair value through other comprehensive income		(1,198,075)		(421,425)		680,947
Share of other comprehensive income or loss of associates and joint ventures		(7)		(170)		(1,390)
Gains or losses on cash flow hedging instruments		(1,913)		(12,501)		29,455
Gains or losses on hedging instruments of net investments in foreign operations		4,931		66,971		(8,516)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		19,038		1,979		1,581
Finance gains or losses on insurance contract assets (liabilities)		772,435		1,139,335		(474,560)

		(389,562)		792,346		219,358

Others		(6,566)		13,863		3,753

Income tax expense	￦	1,593,817	￦	1,956,641	￦	2,342,431

*
Following the tax law amendment enacted at the end of 2025, the corporate tax rate was changed. Accordingly, deferred tax assets (liabilities) expected to be realized after 2026 have been measured using the 27.5% tax rate.

F-19
1

34.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023			2024			2025
	Tax rate (%)	Amount		Tax rate (%)	Amount		Tax rate (%)	Amount
Profit before income tax expense		￦	6,120,151		￦	6,985,247		￦	8,183,146
Income tax at the applicable tax rate 1	26.23		1,605,358	26.25		1,833,743	26.27		2,149,988
Non-taxable income	(0.72)		(44,197)	(0.98)		(68,560)	(0.43)		(35,019)
Non-deductible expenses	0.35		21,133	0.34		23,879	0.23		18,923
Tax credit and tax exemption	(0.03)		(2,006)	(0.03)		(2,067)	(0.03)		(2,072)
Temporary difference for which no deferred tax is recognized	(0.07)		(4,312)	(1.08)		(75,701)	1.19		97,171
Changes in recognition and measurement of deferred tax	1.12		68,362	3.32		231,943	0.91		74,437
Income tax refund for tax of prior years	(0.70)		(42,952)	(1.11)		(77,423)	(1.13)		(92,273)
Income tax expense of overseas branches	0.92		56,285	0.81		56,373	0.72		59,291
Tax rate change effect 2	0.01		622	0.00		—	1.04		85,286
Others	(1.05)		(64,476)	0.50		34,454	(0.15)		(13,301)

Average effective tax rate and income tax expense	26.04	￦	1,593,817	28.01	￦	1,956,641	28.63	￦	2,342,431

1
Applicable income tax rate for ￦ 200 million and below is 9.9%, for over ￦ 200 million to ￦ 20,000 million is 20.9%, for over ￦ 20,000 million to ￦ 300,000 million is 23.1% and for over ￦ 300,000 million is 26.4% for the years ended December 31, 2023 and 2024 and 2025 respectively.

2
As a result of the tax law amendment enacted at the end of 2025, the corporate income tax rate has changed. Deferred tax assets (liabilities) expected to be realized after 2026 have been measured at 27.5%.

34.3 The impact of the global minimum tax
The Group is required to pay an additional tax amount on the difference between the GloBE effective tax rate of each subsidiary’s jurisdiction and the minimum tax rate of 15%, in accordance with the Pillar 2 legislation.
The Group expects to recognize the related effects in its financial statements and to pay additional tax with respect to the shortfall to the 15% minimum tax rate arising from its subsidiary in China.

F-19
2

35. Dividends
The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2024, amounting to ￦
298,285
million (￦
804 per share) were declared at the annual general shareholders’ meeting held on March 26, 2025 and paid on April 15, 2025.
According to the resolution of the Board of Directors on April 24, 2025, the quarterly dividend amounting to ￦
334,339
million (￦
912 per share) with a dividend record date of May 12, 2025 was paid on May 22, 2025; according to the resolution of the Board of Directors on July 24, 2025, the quarterly dividend amounting to ￦
334,651
million (￦
920 per share) with a dividend record date of August 11, 2025 was paid on August 22, 2025; and according to the resolution of the Board of Directors on October 30, 2025, the quarterly dividend amounting to ￦
335,016
million (￦
930 per share) with a dividend record date of November 14, 2025 was paid on November 27, 2025.
The annual dividends to the shareholders of the Parent Company for the year ended December 31, 2025, amounting to ￦
573,768
million (￦
1,605 per share), are to be proposed at the annual general shareholders’ meeting scheduled for March 26, 2026. The consolidated financial statements as of and for the year ended December 31, 2025 do not reflect this dividend payable.
Meanwhile, the annual dividends to the shareholders of the Parent Company for the year ended December 31, 2023, amounting to ￦
587,006
million (￦
1,530 per share), were paid in 2024, and quarterly dividends paid in 2024 amounted to ￦
899,972 million.

F-19
3

36. Accumulated Other Comprehensive Income (Loss)
Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(161,295)	￦	(117,022)	￦	—	￦	—	￦	31,076	￦	(247,241)
Currency translation differences		261,752		560,256		—		—		(12,919)		809,089
Gains (losses) on financial instruments at fair value through other comprehensive income		(2,735,499)		1,462,875		171,410		3,649		(421,425)		(1,518,990)
Share of other comprehensive income (loss) of associates and joint ventures		(3,318)		336		(1)		—		(170)		(3,153)
Gains (losses) on cash flow hedging instruments		73,555		341,856		(294,592)		—		(12,501)		108,318
Gains (losses) on hedging instruments of net investments in foreign operations		(129,401)		(253,679)		—		—		66,971		(316,109)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(11,800)		(7,493)		—		—		1,979		(17,314)
Finance gains or losses on insurance contract assets (liabilities)		4,858,650		(4,315,663)		—		—		1,139,335		1,682,322

	￦	2,152,644	￦	(2,328,534)	￦	(123,183)	￦	3,649	￦	792,346	￦	496,922

F-19
4

36. Accumulated Other Comprehensive Income (Loss) (cont’d)

(In millions of Korean won)	2025
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Transfer within equity		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(247,241)	￦	38,406	￦	—	￦	—	￦	(9,791)	￦	(218,626)
Currency translation differences		809,089		(43,718)		(5,276)		—		1,632		761,727
Gains (losses) on financial instruments at fair value through other comprehensive income		(1,518,990)		(2,457,981)		(88,610)		(12,265)		680,947		(3,396,899)
Share of other comprehensive income (loss) of associates and joint ventures		(3,153)		3,408		—		—		(1,390)		(1,135)
Gains (losses) on cash flow hedging instruments		108,318		(464,646)		169,361		—		29,455		(157,512)
Gains (losses) on hedging instruments of net investments in foreign operations		(316,109)		46,601		1,546		—		(8,516)		(276,478)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		(17,314)		(4,803)		—		—		1,581		(20,536)
Finance gains or losses on insurance contract assets (liabilities)		1,682,322		1,634,241		—		—		(474,560)		2,842,003

	￦	496,922	￦	(1,248,492)	￦	77,021	￦	(12,265)	￦	219,358	￦	(467,456)

F-19
5

37. Earnings per Share
37.1 Basic Earnings per Share
Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding.
37.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2023		2024		2025
	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares	Number of shares	Accumulated number of shares
Number of issued ordinary shares	403,511,072	147,787,824,904	393,528,423	146,287,481,492	381,462,103	140,850,554,475
Number of treasury shares*	(24,847,247)	(7,617,096,867)	(19,927,704)	(7,659,481,944)	(22,874,381)	(7,483,617,685)

Average number of ordinary shares outstanding	378,663,825	140,170,728,037	373,600,719	138,627,999,548	358,587,722	133,366,936,790

Number of days		365		366		365
Weighted average number of ordinary shares outstanding		384,029,392		378,765,026		365,388,868

*	Treasury shares retired during the year ended December 31, 2024 and 2025 were deducted from August 14, 2024 and May 15, 2025, respectively.
37.1.2 Basic earnings per share

(In Korean won and in number of shares)	2023		2024		2025
Profit attributable to shareholders of the Parent Company	￦	4,594,834,837,385	￦	5,078,220,543,511	￦	5,833,161,872,989
Deduction: Dividends on hybrid securities		(184,915,050,000)		(199,798,800,000)		(202,391,550,000)

Profit attributable to ordinary equity holders of the Parent Company (A)		4,409,919,787,385		4,878,421,743,511		5,630,770,322,989
Weighted average number of ordinary shares outstanding (B)		384,029,392		378,765,026		365,388,868
Basic earnings per share (A/B)	￦	11,483	￦	12,880	￦	15,410

F-19
6

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
37.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2023		2024		2025
Profit attributable to shareholders of the Parent Company	￦	4,594,834,837,385	￦	5,078,220,543,511	￦	5,833,161,872,989
Deduction: Dividends on hybrid securities		(184,915,050,000)		(199,798,800,000)		(202,391,550,000)

Profit attributable to ordinary equity holders of the Parent Company*		4,409,919,787,385		4,878,421,743,511		5,630,770,322,989
Adjustments: Interest expense on exchangeable bonds		2,451,851,049		306,631,690		—

Adjusted profit for diluted earnings per share	￦	4,412,371,638,434	￦	4,878,728,375,201	￦	5,630,770,322,989

*	The amount is after deducting dividends on hybrid securities.
37.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2023	2024	2025
Weighted average number of ordinary shares outstanding	384,029,392	378,765,026	365,388,868
Adjustment:
Stock grants	4,300,774	4,001,803	3,583,701
Exchangeable bonds	5,000,000	601,093	—

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	393,330,166	383,367,922	368,972,569

37.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2023		2024		2025
Adjusted profit for diluted earnings per share	￦	4,412,371,638,434	￦	4,878,728,375,201	￦	5,630,770,322,989
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		393,330,166		383,367,922		368,972,569

Diluted earnings per share	￦	11,218	￦	12,726	￦	15,261

F-
197

38. Insurance Contracts
38.1 Details of insurance contract assets and insurance contract liabilities as of December 31, 2024 and 2025, are as follows:
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

F-1
98

38.1 Details of insurance contract assets and insurance contract liabilities as of December 31, 2024 and 2025, are as follows (cont’d):
(In millions of Korean won)

	December 31, 2025
	Life insurance										Non-life insurance
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance contract assets	￦	—	￦	—	￦	—	￦	—	￦	—	￦	259,907	￦	11,245	￦	—	￦	—
Insurance contract liabilities		15,003,063		559,250		7,744,119		7,238,057		—		22,447,953		1,506,831		2,155,573		135,184

Net insurance contract liabilities	￦	15,003,063	￦	559,250	￦	7,744,119	￦	7,238,057	￦	—	￦	22,188,046	￦	1,495,586	￦	2,155,573	￦	135,184

Reinsurance contract assets	￦	643	￦	1,230	￦	—	￦	—	￦	6,799	￦	451,419	￦	953,663	￦	5,777	￦	96,323
Reinsurance contract liabilities		18,064		16,030		—		—		—		41		25,513		—		—

Net reinsurance contract assets (liabilities)	￦	(17,421)	￦	(14,800)	￦	—	￦	—	￦	6,799	￦	451,378	￦	928,150	￦	5,777	￦	96,323

F-
199

38.2 Changes in insurance and reinsurance contract liabilities
38.2.1 Changes in insurance contract liabilities (assets) not applying the premium allocation approach for the years ended December 31, 2024 and 2025, are as follows:

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

F-20
0

38.2.1 Changes in insurance contract liabilities (assets) not applying the premium allocation approach for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Liability for Remaining Coverage						Total
	Other than Loss Component		Loss Component		Liability for Incurred Claims
Beginning	￦	49,044,234	￦	690,599	￦	2,180,661	￦	51,915,494
Insurance revenue		(7,335,372)		—		—		(7,335,372)
Insurance service expenses
Insurance claims and expenses		—		(48,207)		5,650,101		5,601,894
Amortization of insurance acquisition cash flows		392,331		—		—		392,331
Changes in fulfillment cash flows relating to incurred claims		—		—		(98,288)		(98,288)
Losses on onerous contracts and reversals		—		72,401		—		72,401
Other insurance service expenses		(8,525)		—		—		(8,525)
Insurance service result		(6,951,566)		24,194		5,551,813		(1,375,559)
Insurance finance income and expenses		827,970		16,919		54,987		899,876
Investment components		(5,246,766)		—		5,246,766		—
Cashflow
Premiums received		14,984,482		—		—		14,984,482
Insurance acquisition cash flows		(3,114,043)		—		—		(3,114,043)
Incurred claims and expenses		—		—		(7,504,556)		(7,504,556)
Other cashflow		—		—		(3,073,285)		(3,073,285)
Total cashflow		11,870,439		—		(10,577,841)		1,292,598
Other		126		—		—		126

Ending	￦	49,544,437	￦	731,712	￦	2,456,386	￦	52,732,535

F-20
1

38.2.2 Changes in insurance contract liabilities (assets) applying the premium allocation approach for the years ended December 31, 2024 and 2025, are as follows:

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

F-20
2

38.2.2 Changes in insurance contract liabilities (assets) applying the premium allocation approach for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss Component		Loss Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
Beginning	￦	1,947,669	￦	5,780	￦	1,628,256	￦	90,311	￦	3,672,016
Insurance revenue		(4,316,509)		—		—		—		(4,316,509)
Insurance service expenses
Insurance claims and expenses		—		—		3,630,127		29,868		3,659,995
Amortization of insurance acquisition cash flows		475,363		—		—		—		475,363
Changes in fulfillment cash flows relating to incurred claims		—		—		161,237		(52,022)		109,215
Losses on onerous contracts and reversals		—		5,904		—		—		5,904
Other insurance service expenses		2,909		—		—		—		2,909
Insurance service result		(3,838,237)		5,904		3,791,364		(22,154)		(63,123)
Insurance finance income and expenses		(3,666)		—		23,392		1,880		21,606
Investment components		—		—		—		—		—
Cashflow
Premiums received		4,398,915		—		—		—		4,398,915
Insurance acquisition cash flows		(483,180)		—		—		—		(483,180)
Incurred claims and expenses		—		—		(3,763,677)		—		(3,763,677)
Other cashflow		—		—		—		—		—
Total cashflow		3,915,735		—		(3,763,677)		—		152,058
Other		8,151		—		(3,997)		(368)		3,786

Ending	￦	2,029,652	￦	11,684	￦	1,675,338	￦	69,669	￦	3,786,343

F-20
3

38.2.3 Changes in reinsurance contract assets (liabilities) not applying the premium allocation approach for the years ended December 31, 2024 and 2025, are as follows:

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

F-2
0
4

38.2.3 Changes in reinsurance contract assets (liabilities) not applying the premium allocation approach for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Liability for Remaining Coverage						Total
	Other than Loss-recovery Component		Loss-recovery Component		Liability for Incurred Claims
Beginning	￦	(12,815)	￦	95,276	￦	375,578	￦	458,039
Allocation of Reinsurance Premiums		(198,328)		—		—		(198,328)
Reinsurance Recoverables
Reinsurance claims and expenses		—		(2,674)		180,396		177,722
Changes in fulfillment cash flows relating to incurred claims		—		—		2,608		2,608
Recovery from loss recovery component and reversals		—		(7,327)		—		(7,327)
Reinsurance service result		(198,328)		(10,001)		183,004		(25,325)
Reinsurance finance income and expenses		7,635		2,813		4,961		15,409
Effect of changes in exchange rate		6		(3)		—		3
Effect of changes in credit default risk of reinsurer		1,390		—		(81)		1,309
Total reinsurance finance income and expenses		9,031		2,810		4,880		16,721
Investment components		(510,250)		—		510,250		—
Cashflow
Reinsurance Premiums Paid		569,824		—		—		569,824
Amounts recovered from reinsurer		—		—		(594,498)		(594,498)
Total cashflow		569,824		—		(594,498)		(24,674)
Other		—		—		—		—

Ending	￦	(142,538)	￦	88,085	￦	479,214	￦	424,761

F-2
0
5

38.2.4 Changes in reinsurance contract assets (liabilities) applying the premium allocation approach for the years ended December 31, 2024 and 2025, are as follows:

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

F-
20
6

38.2.4 Changes in reinsurance contract assets (liabilities) applying the premium allocation approach for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Liability for Remaining Coverage				Liability for Incurred Claims
	Other than Loss-recovery Component		Loss-recovery Component		Present value of estimated future cashflow		Risk adjustment for non-financial risks		Total
Beginning	￦	89,448	￦	954	￦	856,120	￦	36,320	￦	982,842
Reinsurance service expenses		(661,646)		—		—		—		(661,646)
Reinsurance service income
Reinsurance claims and expenses		2,446		—		437,300		4,604		444,350
Changes in fulfillment cash flows relating to incurred claims		—		—		125,741		(18,866)		106,875
Recovery from loss recovery component and reversals		—		437		—		—		437
Reinsurance service result		(659,200)		437		563,041		(14,262)		(109,984)
Reinsurance finance income and expenses		3,479		—		46,073		835		50,387
Effect of changes in exchange rate		(2,609)		—		(2,942)		(5)		(5,556)
Effect of changes in credit default risk of reinsurer		(10)		—		179		—		169
Total reinsurance finance income and expenses		860		—		43,310		830		45,000
Investment components		(5,675)		—		5,675		—		—
Cashflow
Reinsurance Premiums Paid		673,892		—		—		—		673,892
Amounts recovered from reinsurer		—		—		(553,828)		—		(553,828)
Total cashflow		673,892		—		(553,828)		—		120,064
Other		(4,783)		—		(1,495)		(199)		(6,477)

Ending	￦	94,542	￦	1,391	￦	912,823	￦	22,689	￦	1,031,445

F-2
07

38.3 Changes in components of insurance and reinsurance Liability
38.3.1 Changes in components of insurance contract liabilities (assets) not applying the premium allocation approach for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	￦	30,870,548	￦	1,673,727	￦	13,858,422	￦	46,402,697
Future service related changes:
Changes in estimations adjusting contractual service margin		1,506,457		31,292		(1,537,734)		15
Losses on onerous contracts and reversals		87,131		13,314		—		100,445
Effect of new contracts		(2,682,862)		323,077		2,433,624		73,839
Current period service related changes:
Contractual service margin recognized in profit or loss for the services provided		—		—		(1,279,258)		(1,279,258)
Changes in risk adjustment due to release of risk		—		(187,399)		—		(187,399)
Experience adjustment		(114,992)		—		—		(114,992)
Past period service related changes:
Changes in fulfillment cash flows relating to incurred claims		(161,135)		(29,811)		—		(190,946)
Insurance service result		(1,365,401)		150,473		(383,368)		(1,598,296)
Insurance finance income and expenses		5,534,419		143,697		488,924		6,167,040
Cashflow for the period:
Premiums received		13,777,045		—		—		13,777,045
Insurance acquisition cash flows		(2,815,098)		—		—		(2,815,098)
Incurred claims and expenses		(7,017,862)		—		—		(7,017,862)
Other cashflow		(3,000,166)		—		—		(3,000,166)
Total cashflow		943,919		—		—		943,919
Other		134		—		—		134

Ending	￦	35,983,619	￦	1,967,897	￦	13,963,978	￦	51,915,494

F-2
08

38.3.1 Changes in components of insurance contract liabilities (assets) not applying the premium allocation approach for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	￦	35,983,619	￦	1,967,897	￦	13,963,978	￦	51,915,494
Future service related changes:
Changes in estimations adjusting contractual service margin		776,054		(26,521)		(749,533)		—
Losses on onerous contracts and reversals		23,029		1,875		—		24,904
Effect of new contracts		(2,514,719)		315,632		2,246,585		47,498
Current period service related changes:
Contractual service margin recognized in profit or loss for the services provided		—		—		(1,305,006)		(1,305,006)
Changes in risk adjustment due to release of risk		—		(212,266)		—		(212,266)
Experience adjustment		167,599		—		—		167,599
Past period service related changes:
Changes in fulfillment cash flows relating to incurred claims		(72,190)		(26,098)		—		(98,288)
Insurance service result		(1,620,227)		52,622		192,046		(1,375,559)
Insurance finance income and expenses		421,690		18,280		459,906		899,876
Cashflow for the period:
Premiums received		14,984,482		—		—		14,984,482
Insurance acquisition cash flows		(3,114,043)		—		—		(3,114,043)
Incurred claims and expenses		(7,504,556)		—		—		(7,504,556)
Other cashflow		(3,073,285)		—		—		(3,073,285)
Total cashflow		1,292,598		—		—		1,292,598
Other		126		—		—		126

Ending	￦	36,077,806	￦	2,038,799	￦	14,615,930	￦	52,732,535

F-2
09

38.3.2 Changes in components of reinsurance contract assets (liabilities) not applying the premium allocation approach for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	￦	335,494	￦	73,397	￦	4,220	￦	413,111
Future service related changes
Changes in estimations adjusting contractual service margin		(8,865)		(15,731)		24,596		—
Losses on onerous contracts and reversals		16,719		5,663		—		22,382
Effect of new contracts		10,913		14,625		(25,525)		13
Current period service related changes
Contractual service margin recognized in profit or loss for the services provided		—		—		291		291
Changes in risk adjustment due to release of risk		—		(6,850)		—		(6,850)
Experience adjustment		(20,157)		—		—		(20,157)
Past period service related changes
Changes in fulfillment cash flows relating to incurred claims		(14,070)		(2,883)		—		(16,953)
Reinsurance service result		(15,460)		(5,176)		(638)		(21,274)
Reinsurance finance income and expenses		24,832		8,152		815		33,799
Effect of changes in exchange rate		(48)		9		(55)		(94)
Effect of changes in credit default risk of reinsurer		150		—		—		150
Total reinsurance finance income and expenses		24,934		8,161		760		33,855
Cashflow for the period
Reinsurance Premiums Paid		666,604		—		—		666,604
Amounts recovered from reinsurer		(634,257)		—		—		(634,257)
Other cashflow		—		—		—		—
Total cashflow		32,347		—		—		32,347
Other		—		—		—		—

Ending	￦	377,315	￦	76,382	￦	4,342	￦	458,039

F-21
0

38.3.2 Changes in components of reinsurance contract assets (liabilities) not applying the premium allocation approach for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Present value of estimated future cashflow		Risk adjustment for non-financial risks		Contractual service margin		Total
Beginning	￦	377,315	￦	76,382	￦	4,342	￦	458,039
Future service related changes
Changes in estimations adjusting contractual service margin		(114,760)		(5,557)		120,317		—
Losses on onerous contracts and reversals		(5,191)		(2,137)		—		(7,328)
Effect of new contracts		(3,262)		1,446		1,817		1
Current period service related changes
Contractual service margin recognized in profit or loss for the services provided		—		—		(9,241)		(9,241)
Changes in risk adjustment due to release of risk		—		(5,968)		—		(5,968)
Experience adjustment		(5,397)		—		—		(5,397)
Past period service related changes
Changes in fulfillment cash flows relating to incurred claims		5,415		(2,807)		—		2,608
Reinsurance service result		(123,195)		(15,023)		112,893		(25,325)
Reinsurance finance income and expenses		13,791		(705)		2,323		15,409
Effect of changes in exchange rate		11		(1)		(7)		3
Effect of changes in credit default risk of reinsurer		1,309		—		—		1,309
Total reinsurance finance income and expenses		15,111		(706)		2,316		16,721
Cashflow for the period
Reinsurance Premiums Paid		569,824		—		—		569,824
Amounts recovered from reinsurer		(594,498)		—		—		(594,498)
Other cashflow		—		—		—		—
Total cashflow		(24,674)		—		—		(24,674)
Other		—		—		—		—

Ending	￦	244,557	￦	60,653	￦	119,551	￦	424,761

F-2
1
1

38.4 Details of insurance service results for the years ended December 31, 2023, 2024 and 2025, are as follows:

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

F-2
1
2

38.4 Details of insurance service results for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

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

F-2
1
3

38.4 Details of insurance service results for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2023
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	￦	(951)	￦	(2,081)	￦	—	￦	—	￦	(1,318)	￦	(149,313)	￦	—	￦	—	￦	—	￦	(153,663)
Changes in risk adjustment due to release of risk		(126)		(120)		—		—		(47)		(7,865)		—		—		—		(8,158)
Contractual service margin recognized in profit or loss for the services received		(1,280)		(369)		—		—		(2,784)		9,409		—		—		—		4,976
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		(2,951)		—		—		—		(2,951)
Other reinsurance expenses		14		8		—		—		1,075		—		—		—		—		1,097

		(2,343)		(2,562)		—		—		(3,074)		(150,720)		—		—		—		(158,699)
Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,812)		(602,471)		(9,478)		(65,591)		(679,352)

Total reinsurance expense		(2,343)		(2,562)		—		—		(3,074)		(152,532)		(602,471)		(9,478)		(65,591)		(838,051)

Total insurance service result	￦	304,227	￦	3,691	￦	21,918	￦	122,678	￦	1,220	￦	872,744	￦	73,792	￦	62,702	￦	(16,120)	￦	1,446,852

F-2
14

38.4 Details of insurance service results for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	￦	265,682	￦	35,551	￦	46,448	￦	90,456	￦	—	￦	4,565,702	￦	—	￦	—	￦	—	￦	5,003,839
Changes in risk adjustment due to release of risk		17,924		2,715		7,207		5,795		—		179,271		—		—		—		212,912
Contractual service margin recognized in profit or loss for the services provided		268,784		17,205		54,498		101,106		—		837,664		—		—		—		1,279,257
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		29,544		3,495		19,204		10,855		—		217,639		—		—		—		280,737
Other insurance revenues		(2,936)		(713)		(896)		(551)		—		—		—		—		—		(5,096)

Insurance revenue for insurance contracts not applying the premium allocation approach		578,998		58,253		126,461		207,661		—		5,800,276		—		—		—		6,771,649
Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		1,362,030		2,820,406		63,070		4,245,506

Total insurance revenue	￦	578,998	￦	58,253	￦	126,461	￦	207,661	￦	—	￦	5,800,276	￦	1,362,030	￦	2,820,406	￦	63,070	￦	11,017,155

F-2
15

38.4 Details of insurance service results for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	￦	(219,260)	￦	(36,144)	￦	(36,385)	￦	(89,201)	￦	—	￦	(4,519,263)	￦	(850,413)	￦	(2,537,651)	￦	(18,445)	￦	(8,306,762)
Amortization of insurance acquisition cash flows		(29,544)		(3,495)		(19,204)		(10,855)		—		(231,635)		(146,582)		(318,873)		(3,389)		(763,577)
Changes in fulfillment cash flows relating to incurred claims		802		1,370		(1,648)		(133)		—		190,555		103,682		64,529		—		359,157
Losses on onerous contracts and reversals		(473)		10,935		(4,242)		(7,481)		—		(167,924)		(3,673)		—		—		(172,858)
Other insurance service expenses		1,766		1,634		(1,464)		(2,064)		—		—		—		—		—		(128)

Insurance service expenses for insurance contracts not applying the premium allocation approach		(246,709)		(25,700)		(62,943)		(109,734)		—		(4,728,267)		—		—		—		(5,173,353)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(896,986)		(2,791,995)		(21,834)		(3,710,815)

Total insurance service expenses	￦	(246,709)	￦	(25,700)	￦	(62,943)	￦	(109,734)	￦	—	￦	(4,728,267)	￦	(896,986)	￦	(2,791,995)	￦	(21,834)	￦	(8,884,168)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses	￦	8,886	￦	12,465	￦	—	￦	—	￦	13,569	￦	162,127	￦	291,179	￦	201	￦	44,816	￦	533,243
Changes in fulfillment cash flows relating to incurred claims		1,044		884		—		—		2,017		(25,781)		(94,031)		(679)		—		(116,546)
Recognition and reversal of loss-recovery component		162		(120)		—		—		(2,042)		23,765		574		—		—		22,339
Other reinsurance income		—		—		—		—		—		—		—		—		—		—

Reinsurance income for reinsurance contracts not applying the premium allocation approach		10,092		13,229		—		—		13,544		160,316		—		—		—		197,181
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(205)		197,722		(478)		44,816		241,855

Total reinsurance income	￦	10,092	￦	13,229	￦	—	￦	—	￦	13,544	￦	160,111	￦	197,722	￦	(478)	￦	44,816	￦	439,036

F-2
16

38.4 Details of insurance service results for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2024
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	￦	(9,577)	￦	(10,893)	￦	—	￦	—	￦	(11,195)	￦	(188,354)	￦	—	￦	—	￦	—	￦	(220,019)
Changes in risk adjustment due to release of risk		(169)		(86)		—		—		(37)		(9,232)		—		—		—		(9,524)
Contractual service margin recognized in profit or loss for the services received		(1,640)		121		—		—		(403)		2,211		—		—		—		289
Experience adjustments on reinsurance premium related to current and past services		—		—		—		—		—		16,785		—		—		—		16,785
Other reinsurance expenses		507		(1,471)		—		—		(5,021)		—		—		—		—		(5,985)

		(10,879)		(12,329)		—		—		(16,656)		(178,590)		—		—		—		(218,454)
Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,625)		(605,882)		(7,206)		(89,095)		(703,808)

Total reinsurance expense		(10,879)		(12,329)		—		—		(16,656)		(180,215)		(605,882)		(7,206)		(89,095)		(922,262)

Total insurance service result	￦	331,502	￦	33,453	￦	63,518	￦	97,927	￦	(3,112)	￦	1,051,905	￦	56,884	￦	20,727	￦	(3,043)	￦	1,649,761

F-2
17

38.4 Details of insurance service results for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance revenue:
Insurance contracts not applying the premium allocation approach:
Expected insurance claims and expenses	￦	263,319	￦	37,554	￦	55,355	￦	84,758	￦	—	￦	4,992,525	￦	—	￦	—	￦	—	￦	5,433,511
Changes in risk adjustment due to release of risk		17,228		3,087		9,030		6,213		—		205,030		—		—		—		240,588
Contractual service margin recognized in profit or loss for the services provided		266,560		19,013		59,199		106,798		—		853,436		—		—		—		1,305,006
Experience adjustments on premium related to current and past services		—		—		—		—		—		—		—		—		—		—
Recovery of insurance acquisition cash flows		33,686		4,773		34,412		11,326		—		273,822		—		—		—		358,019
Other insurance revenues		(489)		(396)		(306)		(562)		—		—		—		—		—		(1,753)

Insurance revenue for insurance contracts not applying the premium allocation approach		580,304		64,031		157,690		208,533		—		6,324,813		—		—		—		7,335,371
Insurance revenue for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		1,419,000		2,834,504		63,006		4,316,510

Total insurance revenue	￦	580,304	￦	64,031	￦	157,690	￦	208,533	￦	—	￦	6,324,813	￦	1,419,000	￦	2,834,504	￦	63,006	￦	11,651,881

F-2
18

38.4 Details of insurance service results for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Insurance service expenses:
Incurred claims and expenses	￦	(229,359)	￦	(54,703)	￦	(48,641)	￦	(84,454)	￦	—	￦	(5,186,489)	￦	(1,001,479)	￦	(2,634,445)	￦	(26,981)	￦	(9,266,551)
Amortization of insurance acquisition cash flows		(33,686)		(4,773)		(34,412)		(11,326)		—		(308,134)		(161,239)		(311,288)		(2,836)		(867,694)
Changes in fulfillment cash flows relating to incurred claims		10,534		(87)		(855)		1,034		—		87,661		(133,728)		24,514		—		(10,927)
Losses on onerous contracts and reversals		(12,666)		(688)		(30,812)		21,785		—		(48,267)		(5,904)		—		—		(76,552)
Other insurance service expenses		(355)		2,541		9,290		(2,951)		—		—		—		—		—		8,525

Insurance service expenses for insurance contracts not applying the premium allocation approach		(265,532)		(57,710)		(105,430)		(75,912)		—		(5,455,229)		—		—		—		(5,959,813)
Insurance service expenses for insurance contracts applying the premium allocation approach		—		—		—		—		—		—		(1,302,350)		(2,921,219)		(29,817)		(4,253,386)

Total insurance service expenses	￦	(265,532)	￦	(57,710)	￦	(105,430)	￦	(75,912)	￦	—	￦	(5,455,229)	￦	(1,302,350)	￦	(2,921,219)	￦	(29,817)	￦	(10,213,199)

Reinsurance income:
Recovery of incurred reinsurance claims and expenses	￦	871	￦	2,535	￦	—	￦	—	￦	2,679	￦	172,686	￦	409,737	￦	944	￦	32,701	￦	622,153
Changes in fulfillment cash flows relating to incurred claims		2,247		266		—		—		(664)		1,228		106,485		(79)		—		109,483
Recognition and reversal of loss-recovery component		185		214		—		—		109		(7,916)		437		—		—		(6,971)
Other reinsurance income		—		—		—		—		—		—		—		—		—		—

Reinsurance income for reinsurance contracts not applying the premium allocation approach		3,303		3,015		—		—		2,124		164,562		—		—		—		173,004
Reinsurance income for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		1,436		516,659		865		32,701		551,661

Total reinsurance income	￦	3,303	￦	3,015	￦	—	￦	—	￦	2,124	￦	165,998	￦	516,659	￦	865	￦	32,701	￦	724,665

F-2
19

38.4 Details of insurance service results for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Life insurance										Non-life insurance								Total
	Death		Health		Pension		Variables		Compound		Long-term		General		Automobile		Overseas
Reinsurance expense:
Reinsurance contracts not applying the premium allocation approach:
Expected recovery of incurred claims and expenses	￦	(1,569)	￦	(2,050)	￦	—	￦	—	￦	(2,329)	￦	(159,641)	￦	—	￦	—	￦	—	￦	(165,589)
Changes in risk adjustment due to release of risk		(212)		(160)		—		—		(162)		(8,336)		—		—		—		(8,870)
Contractual service margin recognized in profit or loss for the services received		(1,782)		(725)		—		—		(2,077)		(4,657)		—		—		—		(9,241)
Experience adjustments on reinsurance premium related to current and past services		(273)		1,316		—		—		1,069		(16,823)		—		—		—		(14,711)
Other reinsurance expenses		41		19		—		—		23		—		—		—		—		83

		(3,795)		(1,600)		—		—		(3,476)		(189,457)		—		—		—		(198,328)
Reinsurance expenses for reinsurance contracts applying the premium allocation approach		—		—		—		—		—		(1,594)		(577,986)		(6,732)		(75,334)		(661,646)

Total reinsurance expense		(3,795)		(1,600)		—		—		(3,476)		(191,051)		(577,986)		(6,732)		(75,334)		(859,974)

Total insurance service result	￦	314,280	￦	7,736	￦	52,260	￦	132,621	￦	(1,352)	￦	844,531	￦	55,323	￦	(92,582)	￦	(9,444)	￦	1,303,373

F-22
0

38.5 The effect of new insurance contracts not applying the premium allocation approach for the years ended December 31, 2024 and 2025, are as follows:
38.5.1 Insurance contract

(In millions of Korean won)	2024
	Issued contract
	Other than onerous contract		Onerous contract		Total
Estimated Present Value of Future Cash Outflows	￦	15,805,702	￦	1,196,403	￦	17,002,105
Insurance Acquisition Cash Flow		2,900,605		160,020		3,060,625
Insurance Claims and Service Expenses		12,905,097		1,036,383		13,941,480
Estimated Present Value of Future Cash Inflows		(18,547,325)		(1,137,642)		(19,684,967)
Risk Adjustment for Non-Financial Risks		307,999		15,078		323,077
Contractual service margin		2,433,624		—		2,433,624

Effect on financial statements of initial recognition of contracts	￦	—	￦	73,839	￦	73,839

(In millions of Korean won)	2025
	Issued contract
	Other than onerous contract		Onerous contract		Total
Estimated Present Value of Future Cash Outflows	￦	16,730,970	￦	1,442,034	￦	18,173,004
Insurance Acquisition Cash Flow		2,913,901		176,438		3,090,339
Insurance Claims and Service Expenses		13,817,069		1,265,596		15,082,665
Estimated Present Value of Future Cash Inflows		(19,280,168)		(1,407,555)		(20,687,723)
Risk Adjustment for Non-Financial Risks		302,613		13,019		315,632
Contractual service margin		2,246,585		—		2,246,585

Effect on financial statements of initial recognition of contracts	￦	—	￦	47,498	￦	47,498

F-2
2
1

38.5.2 Reinsurance contract

(In millions of Korean won)	2024
	Purchased contract
	Net cost contract		Net gain contract		Total
Estimated Present Value of Future Cash Inflows	￦	72,931	￦	977,258	￦	1,050,189
Estimated Present Value of Future Cash Outflows		(76,259)		(963,017)		(1,039,276)
Risk Adjustment for Non-Financial Risks		831		13,794		14,625
Contractual service margin		2,510		(28,035)		(25,525)

Effect on financial statements of initial recognition of contracts	￦	13	￦	—	￦	13

(In millions of Korean won)	2025
	Purchased contract
	Net cost contract		Net gain contract		Total
Estimated Present Value of Future Cash Inflows	￦	84,259	￦	160,674	￦	244,933
Estimated Present Value of Future Cash Outflows		(89,008)		(159,187)		(248,195)
Risk Adjustment for Non-Financial Risks		1,031		415		1,446
Contractual service margin		3,719		(1,902)		1,817

Effect on financial statements of initial recognition of contracts	￦	1	￦	—	￦	1

F-2
2
2

38.6 The annual expected amortization schedule of contractual service margin of insurance contracts and reinsurance contracts not applying the premium allocation approach as of December 31, 2024 and 2025, are as follows:

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

F-2
23

38.6 The annual expected amortization schedule of contractual service margin of insurance contracts and reinsurance contracts not applying the premium allocation approach as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
		December 31, 2025
		Less than a year		1 ~ 2 years		2 ~ 3 years		3 ~ 4 years		4 ~ 5 years		5 ~ 10 years		10 ~ 20 years		20 ~ 30 years		Over 30 years
Insurance contract issued
Life insurance	Death	￦	158,730	￦	149,105	￦	139,319	￦	130,427	￦	122,533	￦	540,433	￦	798,331	￦	585,870	￦	554,980
	Health		14,201		12,880		11,685		10,718		9,943		41,004		51,708		33,447		52,926
	Pension		33,175		29,721		27,308		25,543		23,823		101,677		142,020		76,865		41,723
	Variables		119,074		108,646		99,977		91,733		84,054		325,701		343,954		162,174		75,489
Non-life insurance			501,947		442,544		383,223		341,588		305,996		1,249,910		1,880,938		1,420,549		2,758,338

Total insurance contract issued		￦	827,127	￦	742,896	￦	661,512	￦	600,009	￦	546,349	￦	2,258,725	￦	3,216,951	￦	2,278,905	￦	3,483,456

Reinsurance contract held
Life insurance	Death	￦	1,435	￦	1,288	￦	1,178	￦	1,092	￦	959	￦	3,741	￦	4,461	￦	2,878	￦	2,685
	Health		560		455		369		291		232		704		449		(170)		(1,658)
	Compound		1,183		1,028		910		835		779		3,297		4,395		2,805		2,764
Non-life insurance			3,709		4,109		3,858		3,422		3,209		14,421		25,276		15,889		6,713

Total reinsurance contract held		￦	6,887	￦	6,880	￦	6,315	￦	5,640	￦	5,179	￦	22,163	￦	34,581	￦	21,402	￦	10,504

F-2
24

38.7 The details and fair value of the underlying items of insurance contracts with direct participation features as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024		2025
Underlying items held by the Group
Cash and cash equivalents	￦	137,021	￦	186,815
Equity securities		853,971		1,380,879
Debt securities		2,583,976		2,513,764
Beneficiary certificates		1,749,807		1,975,855
Other securities		276,907		153,227
Loans		94,300		70,300
Others		48,074		44,309

Total	￦	5,744,056	￦	6,325,149

F-2
25

38.8 Details of other insurance finance income and expenses for the year ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (expense)	￦	10,394	￦	71,348	￦	497,110	￦	514,745	￦	129,246	￦	7,017	￦	(79,289)	￦	1,150,571
Dividend income		450		33,520		8,965		4,210		29,316		2		1,851		78,314
Gains (losses) on valuation and disposal of securities		(3,375)		446,698		(129,888)		24,789		48,870		(9,160)		8,895		386,829
Gains (losses) on valuation and disposal of loans and receivables		—		—		—		1,563		(10,400)		—		1,671		(7,166)
Gains (losses) on derivatives		(2,269)		(9,153)		(34,523)		(80,755)		(44,211)		—		—		(170,911)
Gains (losses) on investments in subsidiaries		—		—		(135)		999		—		—		—		864
Foreign exchange gains (losses)		1,518		14,633		34,594		60,644		31,552		(47)		—		142,894
Other investment income (expenses)		(26,831)		23,874		93,458		(48,446)		198,876		(1,162)		66,718		306,487

		(20,113)		580,920		469,581		477,749		383,249		(3,350)		(154)		1,887,882
Investment income (expenses) recognized in other comprehensive income		30,623		—		1,831,878		1,517,293		129,012		9,947		154,660		3,673,413

Total investment income (expenses)	￦	10,510	￦	580,920	￦	2,301,459	￦	1,995,042	￦	512,261	￦	6,597	￦	154,506	￦	5,561,295

F-2
26

38.8 Details of other insurance finance income and expenses for the year ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2023
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (expense)	￦	—	￦	(103)	￦	(744,571)	￦	(778,717)	￦	(3,875)	￦	—	￦	—	￦	(1,527,266)
Effect of changes in discount rates and financial assumptions		—		1,121		4,100		—		—		—		—		5,221
Effect of exchange rate fluctuations		—		(2,792)		(1,702)		—		(5,416)		—		—		(9,910)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(547,352)		—		—		—		—		—		(547,352)
Other insurance finance income (expenses)		—		—		—		4,228		(686)		(41)		—		3,501

		—		(549,126)		(742,173)		(774,489)		(9,977)		(41)		—		(2,075,806)
Insurance finance income (expenses) recognized in other comprehensive income		—		(44)		(1,296,970)		(1,630,155)		(2,882)		—		—		(2,930,051)

Total insurance finance income (expenses)	￦	—	￦	(549,170)	￦	(2,039,143)	￦	(2,404,644)	￦	(12,859)	￦	(41)	￦	—	￦	(5,005,857)

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (expense)	￦	—	￦	—	￦	(1,031)	￦	12,180	￦	2,558	￦	—	￦	—	￦	13,707
Effect of changes in discount rates and financial assumptions		—		—		—		—		—		—		—		—
Effect of exchange rate fluctuations		—		—		(8)		—		4,297		—		—		4,289
Other reinsurance finance income (expenses)		—		—		(3)		359		(28,312)		(269)		—		(28,225)

		—		—		(1,042)		12,539		(21,457)		(269)		—		(10,229)
Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		(3,311)		39,381		1,755		—		—		37,825

Total reinsurance finance income (expenses)		—		—		(4,353)		51,920		(19,702)		(269)		—		27,596

Net investment income (expenses)	￦	10,510	￦	31,750	￦	257,963	￦	(357,682)	￦	479,700	￦	6,287	￦	154,506	￦	583,034

F-2
27

38.8 Details of other insurance finance income and expenses for the year ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2024
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (expense)	￦	14,139	￦	83,095	￦	539,964	￦	580,215	￦	134,613	￦	5,803	￦	(21,354)	￦	1,336,475
Dividend income		—		21,037		13,172		11,667		13,028		8		5,518		64,430
Gains (losses) on valuation and disposal of securities		6,317		136,200		(72,391)		(48,289)		(15,083)		(409)		1,228		7,573
Gains (losses) on valuation and disposal of loans and receivables		—		—		—		5,183		(3,644)		—		(758)		781
Gains (losses) on derivatives		(5,464)		(47,360)		(192,899)		(255,227)		(249,021)		—		—		(749,971)
Gains (losses) on investments in subsidiaries		—		—		(259)		(704)		—		—		—		(963)
Foreign exchange gains (losses)		4,821		113,507		213,545		242,021		215,968		168		—		790,030
Other investment income (expenses)		(25,554)		35,326		90,607		(74,543)		306,342		(877)		14,930		346,231

		(5,741)		341,805		591,739		460,323		402,203		4,693		(436)		1,794,586
Investment income (expenses) recognized in other comprehensive income		8,747		—		937,243		715,023		32,901		219		69,601		1,763,734

Total investment income (expenses)	￦	3,006	￦	341,805	￦	1,528,982	￦	1,175,346	￦	435,104	￦	4,912	￦	69,165	￦	3,558,320

F-2
28

38.8 Details of other insurance finance income and expenses for the year ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2024
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (expense)	￦	—	￦	(895)	￦	(741,055)	￦	(715,762)	￦	(3,806)	￦	—	￦	—	￦	(1,461,518)
Effect of changes in discount rates and financial assumptions		—		—		(616)		—		—		—		—		(616)
Effect of exchange rate fluctuations		—		(15,470)		(35,568)		—		(50,526)		—		—		(101,564)
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(329,336)		—		—		—		—		—		(329,336)
Other insurance finance income (expenses)		—		—		—		7,754		(1,410)		(426)		—		5,918

		—		(345,701)		(777,239)		(708,008)		(55,742)		(426)		—		(1,887,116)
Insurance finance income (expenses) recognized in other comprehensive income		—		(138)		(2,091,444)		(2,244,510)		(9,932)		—		—		(4,346,024)

Total insurance finance income (expenses)	￦	—	￦	(345,839)	￦	(2,868,683)	￦	(2,952,518)	￦	(65,674)	￦	(426)	￦	—	￦	(6,233,140)

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (expense)	￦	—	￦	—	￦	(1,020)	￦	14,269	￦	1,829	￦	—	￦	—	￦	15,078
Effect of changes in discount rates and financial assumptions		—		—		(13)		—		—		—		—		(13)
Effect of exchange rate fluctuations		—		—		(112)		—		49,186		—		—		49,074
Other reinsurance finance income (expenses)		—		—		7		(5,017)		(55,516)		62		—		(60,464)

		—		—		(1,138)		9,252		(4,501)		62		—		3,675
Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		(5,201)		30,943		3,038		—		—		28,780

Total reinsurance finance income (expenses)		—		—		(6,339)		40,195		(1,463)		62		—		32,455

Net investment income (expenses)	￦	3,006	￦	(4,034)	￦	(1,346,040)	￦	(1,736,977)	￦	367,967	￦	4,548	￦	69,165	￦	(2,642,365)

F-2
29

38.8 Details of other insurance finance income and expenses for the year ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others
Investment income (expenses)
Investment income (expenses) recognized in profit or loss:
Net Interest Income (expense)	￦	15,331	￦	87,328	￦	587,402	￦	620,114	￦	142,230	￦	6,446	￦	(45,133)	￦	1,413,718
Dividend income		714		21,847		20,086		13,925		17,078		4		28,624		102,278
Gains (losses) on valuation and disposal of securities		(18)		940,264		(87,331)		49,149		80,980		613		27,666		1,011,323
Gains (losses) on valuation and disposal of loans and receivables		—		—		—		(24,107)		11,010		(1,224)		(4,020)		(18,341)
Gains (losses) on derivatives		(652)		11,554		(26,148)		(31,136)		(6,347)		—		(14,096)		(66,825)
Gains (losses) on investments in subsidiaries		—		—		(146)		(799)		—		—		28		(917)
Foreign exchange gains (losses)		(397)		(17,970)		(16,026)		(3,940)		(28,299)		177		11,279		(55,176)
Other investment income (expenses)		(20,768)		38,984		94,958		(76,557)		343,252		(689)		(5,020)		374,160

		(5,790)		1,082,007		572,795		546,649		559,904		5,327		(672)		2,760,220
Investment income (expenses) recognized in other comprehensive income		(4,884)		—		(1,116,525)		(1,577,881)		(40,451)		1,220		(7,286)		(2,745,807)

Total investment income (expenses)	￦	(10,674)	￦	1,082,007	￦	(543,730)	￦	(1,031,232)	￦	519,453	￦	6,547	￦	(7,958)	￦	14,413

F-2
30

38.8 Details of other insurance finance income and expenses for the year ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Life insurance						Non-life insurance								Total
	Retirement		Variables		Others		Long-term		General and Automobile		Overseas		Others

Insurance finance income (expenses)
Insurance finance income (expenses) recognized in profit or loss:
Net Interest Income (expense)	￦	—	￦	(686)	￦	(763,412)	￦	(695,925)	￦	(29,294)	￦	—	￦	—	￦	(1,489,317)
Effect of changes in discount rates and financial assumptions		—		—		1,097		—		—		—		—		1,097
Effect of exchange rate fluctuations		—		1,907		5,882		—		3,994		—		—		11,783
Changes in the fair value of the underlying assets of insurance contract with direct participation features		—		(1,081,894)		—		—		—		—		—		(1,081,894)
Other insurance finance income (expenses)		—		—		—		2,002		(201)		359		—		2,160

		—		(1,080,673)		(756,433)		(693,923)		(25,501)		359		—		(2,556,171)
Insurance finance income (expenses) recognized in other comprehensive income		—		(40)		888,129		743,062		3,536		—		—		1,634,687

Total insurance finance income (expenses)	￦	—	￦	(1,080,713)	￦	131,696	￦	49,139	￦	(21,965)	￦	359	￦	—	￦	(921,484)

Reinsurance finance income (expenses)
Reinsurance finance income (expenses) recognized in profit or loss:
Net Interest Income (expense)	￦	—	￦	—	￦	(1,036)	￦	15,597	￦	7,473	￦	—	￦	—	￦	22,034
Effect of changes in discount rates and financial assumptions		—		—		(1)		—		—		—		—		(1)
Effect of exchange rate fluctuations		—		—		11		—		(5,556)		—		—		(5,545)
Other reinsurance finance income (expenses)		—		—		(6)		4,038		41,430		217		—		45,679

		—		—		(1,032)		19,635		43,347		217		—		62,167
Reinsurance finance income (expenses) recognized in other comprehensive income		—		—		9,876		(11,758)		1,435		—		—		(447)

Total reinsurance finance income (expenses)		—		—		8,844		7,877		44,782		217		—		61,720

Net investment income (expenses)	￦	(10,674)	￦	1,294	￦	(403,190)	￦	(974,216)	￦	542,270	￦	7,123	￦	(7,958)	￦	(845,351)

F-2
3
1

38.9 Insurance income and changes in contractual service margin of insurance contracts not applying the premium allocation approach by transition approaches for the year ended December 31, 2024 and 2025, are as follows:
38.9.1 Insurance contract

(In millions of Korean won)	2024
	Contracts applying the fair value approach		All other contracts		Total
Insurance income	￦	2,765,232	￦	4,006,417	￦	6,771,649

Beginning contractual service margin		2,833,819		11,024,603		13,858,422
Current period service related changes
Profit or loss recognized related to service provided		(201,832)		(1,077,426)		(1,279,258)
Future service related changes
Changes in estimations adjusting contractual service margin		322,158		(1,859,892)		(1,537,734)
Effect of new contracts		—		2,433,624		2,433,624

Insurance service result		120,326		(503,694)		(383,368)
Insurance finance income and expenses		87,773		401,151		488,924

Ending contractual service margin	￦	3,041,918	￦	10,922,060	￦	13,963,978

(In millions of Korean won)	2025
	Contracts applying the fair value approach		All other contracts		Total
Insurance income	￦	2,801,298	￦	4,534,074	￦	7,335,372

Beginning contractual service margin		3,041,918		10,922,060		13,963,978
Current period service related changes
Profit or loss recognized related to service provided		(226,119)		(1,078,886)		(1,305,005)
Future service related changes
Changes in estimations adjusting contractual service margin		86,091		(835,624)		(749,533)
Effect of new contracts		—		2,246,585		2,246,585

Insurance service result		(140,028)		332,075		192,047
Insurance finance income and expenses		100,410		359,495		459,905

Ending contractual service margin	￦	3,002,300	￦	11,613,630	￦	14,615,930

38.9.2 Reinsurance contract

(In millions of Korean won)	2024
	Contracts applying the fair value approach		All other contracts		Total
Allocation of Reinsurance Premiums	￦	(70,095)	￦	(148,358)	￦	(218,453)

Beginning contractual service margin		182,636		(178,416)		4,220
Current period service related changes
Profit or loss recognized related to service received		(15,284)		15,575		291
Future service related changes
Changes in estimations adjusting contractual service margin		(3,191)		27,787		24,596
Effect of new contracts		—		(25,525)		(25,525)

Reinsurance service result		(18,475)		17,837		(638)
Reinsurance finance income and expenses		5,813		(5,053)		760

Ending contractual service margin	￦	169,974	￦	(165,632)	￦	4,342

(In millions of Korean won)	2025
	Contracts applying the fair value approach		All other contracts		Total
Allocation of Reinsurance Premiums	￦	(55,816)	￦	(142,512)	￦	(198,328)

Beginning contractual service margin		169,974		(165,632)		4,342
Current period service related changes
Profit or loss recognized related to service received		(17,244)		8,004		(9,240)
Future service related changes
Changes in estimations adjusting contractual service margin		21,113		99,203		120,316
Effect of new contracts		—		1,817		1,817

Reinsurance service result		3,869		109,024		112,893
Reinsurance finance income and expenses		5,823		(3,507)		2,316

Ending contractual service margin	￦	179,666	￦	(60,115)	￦	119,551

38.10 Changes in other comprehensive income of financial instruments related to insurance contract groups that applied the modified retrospective approach or the fair value approach at the transition date
Changes in other comprehensive income of financial instruments related to insurance contract groups for the year ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024		2025
Beginning	￦	(545,629)	￦	(424,129)
Changes due to fair value measurement		153,390		(274,199)
Changes due to reclassification to profit or loss		11,691		15,311
Income tax effect		(43,581)		77,533

Ending	￦	(424,129)	￦	(605,484)

F-2
33

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
34

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
38.11.3.1 Before reinsurance mitigation

(In millions of Korean won)	December 31, 2024
	Domestic		United States		China		Others
General insurance
Fire	￦	14,775	￦	—	￦	—	￦	—
Maritime		41,674		—		—		—
Others		1,282,134		105,543		63,516		40,830
Long-term insurance
Injury, illness, and property		17,963,247		—		—		—
Pension		4,873,238		—		—		—
Others		(263,714)		—		—		—
Automobile insurance		2,145,366		—		—		—

Total	￦	26,056,720	￦	105,543	￦	63,516	￦	40,830

(In millions of Korean won)	December 31, 2025
	Domestic		United States		China		Others
General insurance
Fire	￦	8,334	￦	—	￦	—	￦	—
Maritime		91,946		—		—		—
Others		1,417,768		72,462		30,581		32,141
Long-term insurance
Injury, illness, and property		17,918,617		—		—		—
Pension		4,527,963		—		—		—
Others		(258,534)		—		—		—
Automobile insurance		2,155,573		—		—		—

Total	￦	25,861,667	￦	72,462	￦	30,581	￦	32,141

F-2
35

38.11.3.2 After reinsurance mitigation

(In millions of Korean won)	December 31, 2024
	Domestic		United States		China		Others
General insurance
Fire	￦	18,764	￦	—	￦	—	￦	—
Maritime		25,310		—		—		—
Others		486,222		2,854		25,842		16,845
Long-term insurance
Injury, illness, and property		17,471,358		—		—		—
Pension		4,873,238		—		—		—
Others		(263,754)		—		—		—
Automobile insurance		2,138,413		—		—		—

Total	￦	24,749,551	￦	2,854	￦	25,842	￦	16,845

(In millions of Korean won)	December 31, 2025
	Domestic		United States		China		Others
General insurance
Fire	￦	12,202	￦	—	￦	—	￦	—
Maritime		22,594		—		—		—
Others		556,148		7,453		19,868		11,540
Long-term insurance
Injury, illness, and property		17,467,245		—		—		—
Pension		4,527,963		—		—		—
Others		(258,540)		—		—		—
Automobile insurance		2,149,796		—		—		—

Total	￦	24,477,408	￦	7,453	￦	19,868	￦	11,540

F-2
36

38.11.4 Claims development tables
The Group verifies and evaluates the adequacy of reserve for outstanding claims for general, automobile, and long-term insurance with methods such as paid loss development trend and incurred loss development trend. If the individually estimated claims are insufficient, the Group recognizes additional reserves. Claims development tables as of December 31, 2024 and 2025, are as follows:
38.11.4.1 Claims development tables as of December 31, 2024
38.11.4.1.1 Before reinsurance mitigation
General Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	￦	559,484	￦	839,279	￦	926,787	￦	918,732	￦	984,418	￦	814,504	￦	—
2 years		567,735		1,035,332		923,424		846,577		902,960		—		—
3 years		592,403		954,050		834,723		826,232		—		—		—
4 years		598,698		970,065		863,696		—		—		—		—
5 years		587,100		985,358		—		—		—		—		—
6 years		596,022		—		—		—		—		—		—

Estimated final loss	￦	596,022	￦	985,358	￦	863,696	￦	826,232	￦	902,960	￦	814,504	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(566,989)	￦	(926,208)	￦	(736,614)	￦	(734,104)	￦	(661,452)	￦	(401,239)	￦	—
Difference between estimated final loss and claim payments		29,033		59,150		127,082		92,128		241,508		413,265		962,166
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		35,214
Incurred claims over 6 years ago		—		—		—		—		—		—		55,738
Incurred claims settled but not yet paid		—		—		—		—		—		—		(59,440)
Discount rate effect		—		—		—		—		—		—		(50,183)
Risk adjustment		—		—		—		—		—		—		66,819
Others		—		—		—		—		—		—		160,175

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,170,489

F-2
37

38.11.4.1.1 Before reinsurance mitigation (cont’d)

Automobile Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	￦	1,626,553	￦	1,639,258	￦	1,758,406	￦	1,853,766	￦	1,958,153	￦	2,103,927	￦	—
2 years		1,639,692		1,645,744		1,766,713		1,865,422		1,985,790		—		—
3 years		1,645,194		1,642,418		1,754,773		1,850,203		—		—		—
4 years		1,648,516		1,633,491		1,746,422		—		—		—		—
5 years		1,642,245		1,627,590		—		—		—		—		—
6 years		1,635,591		—		—		—		—		—		—

Estimated final loss	￦	1,635,591	￦	1,627,590	￦	1,746,422	￦	1,850,203	￦	1,985,790	￦	2,103,927	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,625,412)	￦	(1,612,431)	￦	(1,725,037)	￦	(1,815,770)	￦	(1,929,233)	￦	(1,785,195)	￦	—
Difference between estimated final loss and claim payments		10,179		15,159		21,385		34,433		56,557		318,732		456,445
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		17,293
Incurred claims over 6 years ago		—		—		—		—		—		—		30,525
Incurred claims settled but not yet paid		—		—		—		—		—		—		40,596
Discount rate effect		—		—		—		—		—		—		(25,779)
Risk adjustment		—		—		—		—		—		—		23,493
Others		—		—		—		—		—		—		5,506

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	548,079

F-2
38

38.11.4.1.1 Before reinsurance mitigation (cont’d)

Long-term Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	￦	2,314,936	￦	2,593,514	￦	3,003,522	￦	3,159,835	￦	3,485,979	￦	3,865,301	￦	—
2 years		2,322,571		2,551,274		2,965,954		3,180,537		3,481,470		—		—
3 years		2,332,331		2,554,205		2,972,948		3,176,257		—		—		—
4 years		2,339,839		2,557,951		2,960,640		—		—		—		—
5 years		2,339,712		2,535,147		—		—		—		—		—
6 years		2,331,162		—		—		—		—		—		—

Estimated final loss	￦	2,331,162	￦	2,535,147	￦	2,960,640	￦	3,176,257	￦	3,481,470	￦	3,865,301	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(2,323,338)	￦	(2,521,506)	￦	(2,934,570)	￦	(3,112,639)	￦	(3,315,239)	￦	(2,753,646)	￦	—
Difference between estimated final loss and claim payments		7,824		13,641		26,070		63,618		166,231		1,111,655		1,389,039
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		58,757
Incurred claims over 6 years ago		—		—		—		—		—		—		10,042
Incurred claims settled but not yet paid		—		—		—		—		—		—		488,491
Discount rate effect		—		—		—		—		—		—		(34,095)
Risk adjustment		—		—		—		—		—		—		25,696
Others		—		—		—		—		—		—		73

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,938,003

F-2
39

38.11.4.1.2 After reinsurance mitigation
General Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	￦	304,171	￦	332,137	￦	463,207	￦	512,812	￦	501,574	￦	534,363	￦	—
2 years		308,785		344,149		449,737		499,457		486,350		—		—
3 years		316,601		343,707		447,047		494,871		—		—		—
4 years		321,173		347,312		446,223		—		—		—		—
5 years		320,026		348,238		—		—		—		—		—
6 years		322,928		—		—		—		—		—		—

Estimated final loss	￦	322,928	￦	348,238	￦	446,223	￦	494,871	￦	486,350	￦	534,363	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(314,636)	￦	(329,592)	￦	(408,592)	￦	(440,061)	￦	(381,368)	￦	(271,173)	￦	—
Difference between estimated final loss and claim payments		8,292		18,646		37,631		54,810		104,982		263,190		487,551
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		26,568
Incurred claims over 6 years ago		—		—		—		—		—		—		25,963
Incurred claims settled but not yet paid		—		—		—		—		—		—		(265,804)
Discount rate effect		—		—		—		—		—		—		(20,346)
Risk adjustment		—		—		—		—		—		—		30,498
Others		—		—		—		—		—		—		3,587

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	288,017

F-2
40

38.11.4.1.2 After reinsurance mitigation (cont’d)

Automobile Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	￦	1,581,086	￦	1,615,387	￦	1,745,376	￦	1,849,405	￦	1,958,153	￦	2,103,927	￦	—
2 years		1,594,400		1,621,647		1,753,171		1,861,151		1,985,790		—		—
3 years		1,599,550		1,618,230		1,741,566		1,845,928		—		—		—
4 years		1,602,565		1,609,312		1,733,214		—		—		—		—
5 years		1,596,518		1,603,558		—		—		—		—		—
6 years		1,590,109		—		—		—		—		—		—

Estimated final loss	￦	1,590,109	￦	1,603,558	￦	1,733,214	￦	1,845,928	￦	1,985,790	￦	2,103,927	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,580,312)	￦	(1,588,824)	￦	(1,712,162)	￦	(1,811,664)	￦	(1,929,233)	￦	(1,785,195)	￦	—
Difference between estimated final loss and claim payments		9,797		14,734		21,052		34,264		56,557		318,732		455,136
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		17,243
Incurred claims over 6 years ago		—		—		—		—		—		—		28,972
Incurred claims settled but not yet paid		—		—		—		—		—		—		40,422
Discount rate effect		—		—		—		—		—		—		(25,708)
Risk adjustment		—		—		—		—		—		—		23,493
Others		—		—		—		—		—		—		695

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	540,253

F-2
41

38.11.4.1.2 After reinsurance mitigation (cont’d)

Long-term Insurance

(In millions of Korean won)	Accident year
	2019		2020		2021		2022		2023		2024		Total
Estimated final loss undiscounted
Development year
1 year	￦	1,947,243	￦	2,171,401	￦	2,514,713	￦	2,664,628	￦	2,932,961	￦	3,270,270	￦	—
2 years		1,954,658		2,138,663		2,492,911		2,691,880		2,940,423		—		—
3 years		1,963,266		2,141,754		2,499,670		2,688,097		—		—		—
4 years		1,970,030		2,145,240		2,487,607		—		—		—		—
5 years		1,970,227		2,122,645		—		—		—		—		—
6 years		1,961,657		—		—		—		—		—		—

Estimated final loss	￦	1,961,657	￦	2,122,645	￦	2,487,607	￦	2,688,097	￦	2,940,423	￦	3,270,270	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,954,871)	￦	(2,110,823)	￦	(2,464,887)	￦	(2,633,216)	￦	(2,796,696)	￦	(2,315,921)	￦	—
Difference between estimated final loss and claim payments		6,786		11,822		22,720		54,881		143,727		954,349		1,194,285
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		51,640
Incurred claims over 6 years ago		—		—		—		—		—		—		8,799
Incurred claims settled but not yet paid		—		—		—		—		—		—		324,142
Discount rate effect		—		—		—		—		—		—		(29,354)
Risk adjustment		—		—		—		—		—		—		22,645
Others		—		—		—		—		—		—		(1,997)

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,570,160

F-2
42

38.11.4.2 Claims development tables as of December 31, 2025
38.11.4.2.1 Before reinsurance mitigation
General Insurance

(In millions of Korean won)	Accident year
	2020		2021		2022		2023		2024		2025		Total
Estimated final loss undiscounted
Development year
1 year	￦	839,279	￦	926,787	￦	918,732	￦	984,418	￦	814,504	￦	927,454	￦	—
2 years		1,035,332		923,424		846,577		902,960		909,283		—		—
3 years		954,050		834,723		826,232		896,256		—		—		—
4 years		970,065		863,696		839,935		—		—		—		—
5 years		985,358		867,635		—		—		—		—		—
6 years		1,007,378		—		—		—		—		—		—

Estimated final loss	￦	1,007,378	￦	867,635	￦	839,935	￦	896,256	￦	909,283	￦	927,454	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(963,631)	￦	(814,162)	￦	(775,120)	￦	(751,912)	￦	(693,101)	￦	(378,737)	￦	—
Difference between estimated final loss and claim payments		43,747		53,473		64,815		144,344		216,182		548,717		1,071,278
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		39,308
Incurred claims over 6 years ago		—		—		—		—		—		—		58,712
Incurred claims settled but not yet paid		—		—		—		—		—		—		(66,572)
Discount rate effect		—		—		—		—		—		—		(28,446)
Risk adjustment		—		—		—		—		—		—		45,098
Others		—		—		—		—		—		—		124,073

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,243,451

F-2
43

38.11.4.2.1 Before reinsurance mitigation (cont’d)
Automobile Insurance

(In millions of Korean won)	Accident year
	2020		2021		2022		2023		2024		2025		Total
Estimated final loss undiscounted
Development year
1 year	￦	1,639,258	￦	1,758,406	￦	1,853,766	￦	1,958,153	￦	2,103,927	￦	2,182,754	￦	—
2 years		1,645,744		1,766,713		1,865,422		1,985,790		2,127,236		—		—
3 years		1,642,418		1,754,773		1,850,203		1,977,756		—		—		—
4 years		1,633,491		1,746,422		1,845,598		—		—		—		—
5 years		1,627,590		1,742,751		—		—		—		—		—
6 years		1,623,593		—		—		—		—		—		—

Estimated final loss	￦	1,623,593	￦	1,742,751	￦	1,845,598	￦	1,977,756	￦	2,127,236	￦	2,182,754	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,617,927)	￦	(1,732,847)	￦	(1,831,284)	￦	(1,952,674)	￦	(2,079,289)	￦	(1,866,676)	￦	—
Difference between estimated final loss and claim payments		5,666		9,904		14,314		25,082		47,947		316,078		418,991
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		15,259
Incurred claims over 6 years ago		—		—		—		—		—		—		21,860
Incurred claims settled but not yet paid		—		—		—		—		—		—		31,314
Discount rate effect		—		—		—		—		—		—		(14,944)
Risk adjustment		—		—		—		—		—		—		24,572
Others		—		—		—		—		—		—		4,505

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	501,557

F-2
44

38.11.4.2.1 Before reinsurance mitigation (cont’d)
Long-term Insurance

(In millions of Korean won)	Accident year
	2020		2021		2022		2023		2024		2025		Total
Estimated final loss undiscounted
Development year
1 year	￦	2,593,514	￦	3,003,522	￦	3,159,835	￦	3,485,979	￦	3,865,301	￦	4,503,006	￦	—
2 years		2,551,274		2,965,954		3,180,537		3,481,470		3,835,808		—		—
3 years		2,554,205		2,972,948		3,176,257		3,488,177		—		—		—
4 years		2,557,951		2,960,640		3,178,678		—		—		—		—
5 years		2,535,147		2,960,038		—		—		—		—		—
6 years		2,535,669		—		—		—		—		—		—

Estimated final loss	￦	2,535,669	￦	2,960,038	￦	3,178,678	￦	3,488,177	￦	3,835,808	￦	4,503,006	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(2,526,965)	￦	(2,944,643)	￦	(3,149,494)	￦	(3,417,292)	￦	(3,649,865)	￦	(3,234,395)	￦	—
Difference between estimated final loss and claim payments		8,704		15,395		29,184		70,885		185,943		1,268,611		1,578,722
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		69,297
Incurred claims over 6 years ago		—		—		—		—		—		—		10,099
Incurred claims settled but not yet paid		—		—		—		—		—		—		537,786
Discount rate effect		—		—		—		—		—		—		(37,695)
Risk adjustment		—		—		—		—		—		—		28,691
Others		—		—		—		—		—		—		—

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	2,186,900

F-2
45

38.11.4.2.2 After reinsurance mitigation
General Insurance

(In millions of Korean won)	Accident year
	2020		2021		2022		2023		2024		2025		Total
Estimated final loss undiscounted
Development year
1 year	￦	332,137	￦	463,207	￦	512,812	￦	501,574	￦	534,363	￦	556,028	￦	—
2 years		344,149		449,737		499,457		486,350		540,022		—		—
3 years		343,707		447,047		494,871		480,219		—		—		—
4 years		347,312		446,223		498,015		—		—		—		—
5 years		348,238		447,169		—		—		—		—		—
6 years		354,598		—		—		—		—		—		—

Estimated final loss	￦	354,598	￦	447,169	￦	498,015	￦	480,219	￦	540,022	￦	556,028	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(338,885)	￦	(419,344)	￦	(464,227)	￦	(423,533)	￦	(449,958)	￦	(276,214)	￦	—
Difference between estimated final loss and claim payments		15,713		27,825		33,788		56,686		90,064		279,814		503,890
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		28,596
Incurred claims over 6 years ago		—		—		—		—		—		—		29,923
Incurred claims settled but not yet paid		—		—		—		—		—		—		(263,096)
Discount rate effect		—		—		—		—		—		—		(13,310)
Risk adjustment		—		—		—		—		—		—		22,407
Others		—		—		—		—		—		—		7,165

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	315,575

F-2
46

38.11.4.2.2 After reinsurance mitigation (cont’d)
Automobile Insurance

(In millions of Korean won)	Accident year
	2020		2021		2022		2023		2024		2025		Total
Estimated final loss undiscounted
Development year
1 year	￦	1,615,387	￦	1,745,376	￦	1,849,405	￦	1,958,153	￦	2,103,927	￦	2,182,754	￦	—
2 years		1,621,647		1,753,171		1,861,151		1,985,790		2,127,236		—		—
3 years		1,618,230		1,741,566		1,845,928		1,977,756		—		—		—
4 years		1,609,312		1,733,214		1,841,338		—		—		—		—
5 years		1,603,558		1,729,529		—		—		—		—		—
6 years		1,599,515		—		—		—		—		—		—

Estimated final loss	￦	1,599,515	￦	1,729,529	￦	1,841,338	￦	1,977,756	￦	2,127,236	￦	2,182,754	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(1,594,113)	￦	(1,719,867)	￦	(1,827,127)	￦	(1,952,674)	￦	(2,079,289)	￦	(1,866,676)	￦	—
Difference between estimated final loss and claim payments		5,402		9,662		14,211		25,082		47,947		316,078		418,382
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		15,259
Incurred claims over 6 years ago		—		—		—		—		—		—		20,874
Incurred claims settled but not yet paid		—		—		—		—		—		—		28,580
Discount rate effect		—		—		—		—		—		—		(15,162)
Risk adjustment		—		—		—		—		—		—		24,572
Others		—		—		—		—		—		—		2,626

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	495,131

F-2
47

38.11.4.2.2 After reinsurance mitigation (cont’d)
Long-term Insurance

(In millions of Korean won)	Accident year
	2020		2021		2022		2023		2024		2025		Total
Estimated final loss undiscounted
Development year
1 year	￦	2,171,401	￦	2,514,713	￦	2,664,628	￦	2,932,961	￦	3,270,270	￦	3,816,401	￦	—
2 years		2,138,663		2,492,911		2,691,880		2,940,423		3,234,653		—		—
3 years		2,141,754		2,499,670		2,688,097		2,944,644		—		—		—
4 years		2,145,240		2,487,607		2,690,195		—		—		—		—
5 years		2,122,645		2,486,817		—		—		—		—		—
6 years		2,123,030		—		—		—		—		—		—

Estimated final loss	￦	2,123,030	￦	2,486,817	￦	2,690,195	￦	2,944,644	￦	3,234,653	￦	3,816,401	￦	—

Gross cumulative claim payments
Total gross cumulative claim payments	￦	(2,115,384)	￦	(2,473,284)	￦	(2,664,876)	￦	(2,883,076)	￦	(3,073,128)	￦	(2,727,365)	￦	—
Difference between estimated final loss and claim payments		7,646		13,533		25,319		61,568		161,525		1,089,036		1,358,627
Estimated claim handling costs and expected indemnity		—		—		—		—		—		—		61,019
Incurred claims over 6 years ago		—		—		—		—		—		—		8,923
Incurred claims settled but not yet paid		—		—		—		—		—		—		295,267
Discount rate effect		—		—		—		—		—		—		(32,550)
Risk adjustment		—		—		—		—		—		—		25,260
Others		—		—		—		—		—		—		(1,074)

Liability for incurred claims book value	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	1,715,472

F-2
48

38.11.5 Sensitivity analysis of insurance risk
The Group manages insurance risk by performing sensitivity analysis based on loss ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty.
Sensitivity analysis of insurance risk results of December 31, 2024 and 2025, are as follows:
38.11.5.1 Before reinsurance mitigation

(In millions of Korean won)		December 31, 2024
		Baseline amount								Variance amount								Impact on profit or equity (before tax)
	Shock level	Fulfillment Cashflow				CSM				Fulfillment Cashflow				CSM				Profit or loss				OCI
		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features
Mortality rate	3.27% increase	￦	3,401,945	￦	8,406,081	￦	7,540	￦	8,812,942	￦	40	￦	79,740	￦	(36)	￦	(77,504)	￦	(5)	￦	(3,032)	￦	1	￦	797
Disability/illness (fixed compensation)	3.40% increase										93		1,052,913		(86)		(949,179)		(8)		(85,651)		1		(18,083)
Disability/illness (actual expense compensation)	2.62% increase
Long-term property/other risks	4.19% increase										—		42,239		—		(37,387)		—		(4,875)		—		22
Lapse rate (increase)	9.16% increase										1,360		521,112		(1,167)		(530,501)		(205)		(24,806)		13		34,194
Lapse rate (decrease)	9.16% decrease										(1,419)		(565,513)		1,217		581,448		216		20,330		(14)		(36,265)
Expense ratio (level)	2.62% increase										698		240,775		(585)		(221,198)		(119)		(16,839)		7		(2,739)
Expense ratio (inflation)	0.26%p increase

F-2
49

38.11.5.1 Before reinsurance mitigation (cont’d)

(In millions of Korean won)		December 31, 2025
		Baseline amount								Variance amount								Impact on profit or equity (before tax)
	Shock level	Fulfillment Cashflow				CSM				Fulfillment Cashflow				CSM				Profit or loss				OCI
		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features
Mortality rate	3.27% increase	￦	3,251,318	￦	7,458,760	￦	7,836	￦	9,277,197	￦	37	￦	76,370	￦	(32)	￦	(77,695)	￦	(5)	￦	(3,105)	￦	—	￦	4,430
Disability/illness (fixed compensation)	3.40% increase										79		1,054,906		(75)		(986,568)		(7)		(85,523)		3		17,185
Disability/illness (actual expense compensation)	2.62% increase
Long-term property/other risks	4.19% increase										—		48,390		—		(42,473)		—		(6,841)		—		924
Lapse rate (increase)	9.16% increase										1,228		581,399		(1,028)		(587,112)		(183)		(34,584)		(17)		40,297
Lapse rate (decrease)	9.16% decrease										(1,279)		(631,737)		1,074		649,765		190		27,128		15		(45,155)
Expense ratio (level)	2.62% increase										660		241,094		(566)		(229,666)		(122)		(17,467)		28		6,039
Expense ratio (inflation)	0.26%p increase
38.11.5.2 After reinsurance mitigation

(In millions of Korean won)		December 31, 2024
		Baseline amount								Variance amount								Impact on profit or equity (before tax)
	Shock level	Fulfillment Cashflow				CSM				Fulfillment Cashflow				CSM				Profit or loss				OCI
		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features
Mortality rate	3.27% increase	￦	3,401,945	￦	8,111,836	￦	7,540	￦	8,812,446	￦	40	￦	79,623	￦	(36)	￦	(77,385)	￦	(5)	￦	(2,687)	￦	1	￦	449
Disability/illness (fixed compensation)	3.40% increase										93		1,121,235		(86)		(1,015,818)		(8)		(71,338)		1		(34,079)
Disability/illness (actual expense compensation)	2.62% increase
Long-term property/other risks	4.19% increase										—		45,498		—		(40,649)		—		(4,440)		—		(409)
Lapse rate (increase)	9.16% increase										1,360		511,355		(1,167)		(520,973)		(205)		(25,781)		13		35,398
Lapse rate (decrease)	9.16% decrease										(1,419)		(555,004)		1,217		571,189		216		21,512		(14)		(37,697)
Expense ratio (level)	2.62% increase										698		242,302		(585)		(222,692)		(119)		(14,262)		7		(5,349)
Expense ratio (inflation)	0.26%p increase

F-2
50

38.11.5.2 After reinsurance mitigation (cont’d)

(In millions of Korean won)		December 31, 2025
		Baseline amount								Variance amount								Impact on profit or equity (before tax)
	Shock level	Fulfillment Cashflow				CSM				Fulfillment Cashflow				CSM				Profit or loss				OCI
		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features		Insurance contracts with participation features		Insurance contracts without participation features
Mortality rate	3.27% increase									￦	37	￦	76,432	￦	(32)	￦	(77,728)	￦	(5)	￦	(2,870)	￦	—	￦	4,166
Disability/illness (fixed compensation)	3.40% increase										79		1,171,381		(75)		(1,101,808)		(7)		(76,018)		3		6,446
Disability/illness (actual expense compensation)	2.62% increase
Long-term property/other risks	4.19% increase	￦	3,251,318	￦	7,275,463	￦	7,836	￦	9,196,596		—		51,755		—		(45,905)		—		(6,322)		—		472
Lapse rate (increase)	9.16% increase										1,228		577,063		(1,028)		(582,437)		(183)		(35,316)		(17)		40,690
Lapse rate (decrease)	9.16% decrease										(1,279)		(627,099)		1,074		644,766		190		27,978		15		(45,645)
Expense ratio (level)	2.62% increase
Expense ratio (inflation)	0.26%p increase										660		242,348		(566)		(230,938)		(122)		(15,645)		28		4,234

F-2
51

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
38.11.6.1 Maturity structure of insurance contract group as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)
	December 31, 2024
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		Over 10 years		Total
Net insurance contract liabilities with participation features	￦	195,213	￦	207,186	￦	207,028	￦	234,497	￦	218,826	￦	1,125,604	￦	3,090,912	￦	5,279,266
Net insurance contract liabilities without participation features		1,141,340		(1,585,201)		(1,277,219)		(1,330,184)		(1,000,711)		(2,175,895)		56,473,438		50,245,568

(In millions of Korean won)
	December 31, 2025
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		Over 10 years		Total
Net insurance contract liabilities with participation features	￦	195,598	￦	217,206	￦	227,960	￦	240,527	￦	241,119	￦	1,160,224	￦	2,902,340	￦	5,184,974
Net insurance contract liabilities without participation features		1,293,177		(1,566,389)		(1,547,055)		(1,306,654)		(1,045,575)		(2,188,858)		60,148,121		53,786,767
The net outflow amount is represented as positive numbers, while the net inflow amount is represented as negative numbers.
38.11.6.2 The amount payable upon demand as of December 31, 2024 and 2025, are ￦
26,374,280
million and ￦
27,627,111 million, respectively.
38.11.7 Credit risk of insurance contract
Credit risk of an insurance contract refers to economic losses in which the reinsurer, the counterparty, is unable to fulfill its contract obligations due to a decline in credit ratings or default or others. Through an internal review, only the insurers rated
BBB-
or higher of S&P rating or corresponding rating are selected as reinsurance companies.
38.11.7.1 Concentration and credit ratings for top three reinsurance companies as of December 31, 2025, are as follows:

Reinsurance company	Ratio	Credit rating
KOREANRE	33.29%	AA+
MUNICHRE	5.16%	AAA
SWISSREINSURANCE	3.79%	AAA

F-2
52

38.11.7.2 Exposure to credit risk arising from reinsurance contract as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)

December 31, 2024			December 31, 2025
Reference	Amount		Reference	Amount
Reinsurance contract assets	￦	1,493,495	Reinsurance contract assets	￦	1,506,136
Reinsurance contract liabilities		21,978	Reinsurance contract liabilities		25,554
38.11.8 Interest rate risk of insurance contract
The Group measures interest rate risk for insurance contract liabilities exposed to interest rate risk, which include long-term, automobile, and general insurance.
The Group calculates the exposure of insurance contract liabilities for long-term liability for remaining coverage and liability for incurred claims that apply the general model in accordance with IFRS. The interest rate risk exposure as of December 31, 2024 and 2025 is as follows:
38.11.8.1 Status of interest rate risk exposure of insurance contract

(In millions of Korean won)	December 31, 2024		December 31, 2025
Net insurance contract liabilities	￦	24,291,340	￦	23,933,054
Net insurance contract liabilities with participation features		3,649,339		3,501,385
Net insurance contract liabilities without participation features		20,642,001		20,431,669
Net reinsurance contract assets		1,382,244		1,385,696

Net liability effect	￦	22,909,096	￦	22,547,358
38.11.8.2 Interest rate Sensitivities

(In millions of Korean won)	December 31, 2024
	Equity
	1% increase		1% decrease
Net insurance contract liabilities	￦	2,883,974	￦	(3,493,031)
Net insurance contract liabilities with participation features		4,728		(38,055)
Net insurance contract liabilities without participation features		2,879,246		(3,454,976)
Net reinsurance contract assets		(47,015)		55,147
Net equity effect	￦	2,836,959	￦	(3,437,884)

(In millions of Korean won)	December 31, 2025
	Equity
	1% increase		1% decrease
Net insurance contract liabilities	￦	3,016,754	￦	(3,791,246)
Net insurance contract liabilities with participation features		(245)		(12,307)
Net insurance contract liabilities without participation features		3,016,999		(3,778,939)
Net reinsurance contract assets		(31,957)		37,610
Net equity effect	￦	2,984,797	￦	(3,753,636)

F-2
53

38.12 Risk Management of KB Life Insurance Co., Ltd.
38.12.1 Overview of insurance risk
Insurance risk arises from the core activities of an insurance company, particularly the underwriting of insurance contracts and the payment of claims, which may result in greater losses than the Group has anticipated.
The Group manages potential economic loss risks arising from various risk factors associated with life insurance contracts. These risks are categorized into six subcategories: mortality risk, longevity risk, disability/illness risk, termination risk, expense risk, and catastrophic risk. The Group measures these risks individually.
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
38.12.2 Management of insurance risk
The Group measures and manages insurance risk in accordance with internally developed models and the
K-Insurance
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

F-2
54

38.12.3 Exposure by risk type
38.12.3.1 Insurance risk exposure
The Group sells life insurance products including death, health, pension, asset-linked, and variable contracts. Along with the sale of various products, the Group also diversifies risk through reinsurance cessions.
Insurance risk exposure of insurance contracts and reinsurance contracts as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2024		December 31, 2025
Insurance contract liabilities	￦	23,706,824	￦	24,727,079
Death		11,313,508		11,645,736
Health		302,911		225,999
Pension		6,682,897		7,041,563
Asset-linked		38,021		34,658
Variable death		1,854,208		2,077,480
Variable pension		3,515,279		3,701,643
Reinsurance contract assets*		(40,641)		(68,418)
Death		(29,579)		(37,619)
Health		(10,078)		(17,175)
Compound		(984)		(13,624)

*	Reinsurance contract assets is the net amount after deducting reinsurance contract liabilities
38.12.3.2 Interest rate risk exposure
Interest rate risk exposure of insurance contracts and reinsurance contracts as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2024		December 31, 2025
Insurance contracts	￦	23,706,824	￦	24,727,079
Fixed-rate		13,080,288		13,571,048
Interest rate-linked		5,257,050		5,376,908
Variable		5,369,486		5,779,123
Reinsurance contract assets*		(40,641)		(68,418)

*	Reinsurance contract assets is the net amount after deducting reinsurance contract liabilities
38.12.3.3 Equity risk exposure
Equity risk exposure of insurance contracts and reinsurance contracts as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2024		December 31, 2025
Variable	￦	5,369,486	￦	5,779,123

F-2
55

38.12.3.4 Foreign exchange risk exposure
Foreign exchange risk exposure of insurance contracts and reinsurance contracts as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	Exposure
	December 31, 2024		December 31, 2025
Foreign currency liability	￦	707,517	￦	706,795
38.12.3.5 Credit risk exposure
Credit risk exposure of reinsurance contracts assets and liabilities as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	AAA~AA+		AA~A+		A~BBB+		Under BBB		Unrated		Total
Reinsurance contract assets	￦	—	￦	2,401	￦	122	￦	—	￦	—	￦	2,523
Reinsurance contract liabilities		(14,083)		(15,851)		(4,353)		—		—		(34,287)

(In millions of Korean won)	December 31, 2025
	AAA~AA+		AA~A+		A~BBB+		Under BBB		Unrated		Total
Reinsurance contract assets	￦	—	￦	8,672	￦	—	￦	—	￦	—	￦	8,672
Reinsurance contract liabilities		(13,276)		(20,818)		—		—		—		(34,094)
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
As of December 31, 2025, the eight reinsurers contracted by the Group hold credit ratings of
AA-
or higher, based on the criteria outlined in Annex 22 of the Korean DETAILED REGULATIONS ON SUPERVISION OF INSURANCE BUSINESS, indicating a stable financial position.

F-2
56

38.12.4.2 Concentration on top 5 reinsurers
the status of concentration among the top five reinsurers as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
1	Above AA-		A+ ~ A-		Below BBB+		Others
Reinsurance premiums 3	￦	16,955	￦	—	￦	—	￦	—
Ratio 2		91.7		—		—		—

(In millions of Korean won)	December 31, 2025
1	Above AA-		A+ ~ A-		Below BBB+		Others
Reinsurance premiums 3	￦	18,568	￦	—	￦	—	￦	—
Ratio 2		92.2		—		—		—

1
Credit ratings from foreign credit rating agencies are converted to domestic credit ratings based on the criteria outlined in Annex 22 of the Korean DETAILED REGULATIONS ON SUPERVISION OF INSURANCE BUSINESS.

2	The proportion of ceded insurance premiums represents the percentage relative to total insurance premiums
3	Based on the gross amount before deduction of reinsurance commissions.
38.12.4.3 Reinsurance premium by reinsurer group
The status of reinsurance premiums by reinsurer group as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Credit ratings
	Above AA-		A+ ~ A-		BBB+ Below		Others		Total
Reinsurance premiums *	￦	18,497	￦	—	￦	—	￦	—	￦	18,497
Ratio		100.0		—		—		—		100.0

(In millions of Korean won)	December 31, 2025
	Credit ratings
	Above AA-		A+ ~ A-		BBB+ Below		Others		Total
Reinsurance premiums *	￦	20,128	￦	—	￦	—	￦	—	￦	20,128
Ratio		100.0		—		—		—		100.0

*	Based on the gross amount before deduction of reinsurance commissions.

F-2
57

38.12.5 Liquidity risk of insurance contracts
Liquidity risk in insurance contracts arises from the increase in maturity refunds due to the concentration of insurance contract maturities at a certain point in time, the excessive increase in surrender refunds due to unexpected mass surrenders, and the increase in insurance payments due to large-scale accidents. Additionally, the Group manages the payment of maturity refunds through the analysis of the maturity of insurance contracts. The maturity structure of insurance liabilities based on net cash flow as of December 31, 2024 and 2025, are as follows.

(In millions of Korean won)
	December 31, 2024
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		10 years ~ 20 years		Over 20 years
Insurance contract	￦	(53,417)	￦	(69,388)	￦	305,581	￦	603,797	￦	1,255,863	￦	4,958,494	￦	11,992,714	￦	35,343,913
Asset portfolio		—		—		—		—		—		—		—		—
Liability portfolio		(53,417)		(69,388)		305,581		603,797		1,255,863		4,958,494		11,992,714		35,343,913
Reinsurance contract		9,278		1,462		676		1,678		1,705		8,170		16,996		52,162
Asset portfolio		1,445		(121)		(555)		42		108		224		(163)		(351)
Liability portfolio		7,833		1,583		1,231		1,636		1,597		7,946		17,159		52,513

(In millions of Korean won)
	December 31, 2025
	1 year		1 year ~ 2 years		2 years ~ 3 years		3 years ~ 4 years		4 years ~ 5 years		5 years ~ 10 years		10 years ~ 20 years		Over 20 years
Insurance contract	￦	412,314	￦	238,500	￦	866,967	￦	954,939	￦	1,120,218	￦	6,130,350	￦	13,123,050	￦	31,922,925
Asset portfolio		—		—		—		—		—		—		—		—
Liability portfolio		412,314		238,500		866,967		954,939		1,120,218		6,130,350		13,123,050		31,922,925
Reinsurance contract		9,022		1,649		752		1,576		1,439		10,906		32,999		129,561
Asset portfolio		2,261		376		(265)		432		634		5,109		10,977		50,736
Liability portfolio		6,761		1,273		1,017		1,144		805		5,797		22,022		78,825
38.12.6 The amount payable upon demand
The Group’s amount payable upon demand for insurance contracts as of December 31, 2024 and 2025, are as follows:

	December 31, 2024				December 31, 2025
	Amount payable upon demand		Book value		Amount payable upon demand		Book value
Insurance contracts	￦	28,595,855	￦	29,100,070	￦	31,384,939	￦	30,275,011
Death		14,296,802		14,593,909		15,622,704		14,902,195
Health		766,471		566,979		833,313		536,887
Pension		7,255,197		7,281,490		8,066,027		7,591,499
Asset-linked		40,436		40,232		37,683		36,523
Variable death		2,439,175		2,945,814		2,863,686		3,369,460
Variable pension		3,797,775		3,671,647		3,961,526		3,838,447

F-2
58

38.12.7 Assumption sensitivity
The Group manages insurance risk by performing sensitivity analysis based on loss ratio, expense ratio, discount rate, and others which are considered to have significant influence on future cash flow, timing, and uncertainty.
The result of sensitivity analysis as of December 31, 2024 and 2025, are as follows:
38.12.7.1 Insurance sensitivity
Before reinsurance mitigation:

(In millions of Korean won)
			December 31, 2024
		Sensitivit 1	Baseline amount		Change amount		Impact on profit and equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance	Profit or loss 2		OCI
			Cash flows	CSM	Cash flow 3	CSM
Loss rate	Mortality rate	Increase by 3.27%	23,706,824	5,143,498	￦ 106,984	￦ (97,865)	￦	(589)	￦	(8,530)
	Disability/illness (fixed benefit)	Increase by 3.40%			102,301	(105,373)		(1,108)		4,180
	Disability/illness (indemnity benefit)	Increase by 2.62%			531	(529)		(3)		1
	Long-term property/other risks	Increase by 4.19%
Lapse rate	Lapse rate (increase)	Increase by 9.16%			362,584	(268,566)		(20,353)		(73,665)
	Lapse rate (decrease)	Decrease by 9.16%			(412,005)	314,825		17,415		79,765
Expense ratio	Expense ratio (level)	Increase by 2.62%			92,193	(92,815)		(4,889)		5,511
	Expense ratio (inflation)	0.26%p
After reinsurance mitigation:

(In millions of Korean won)
			December 31, 2024
		Sensitivity 1	Baseline amount		Change amount		Impact on profit and equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance	Profit or loss 2		OCI
			Cash flows	CSM	Cash flow 3	CSM
Loss rate	Mortality rate	Increase by 3.27%	23,747,465	5,139,655	￦ 105,168	￦ (95,875)	￦	(545)	￦	(8,748)
	Disability/illness (fixed benefit)	Increase by 3.40%			101,554	(104,644)		(1,038)		4,128
	Disability/illness (indemnity benefit)	Increase by 2.62%			511	(508)		(3)		—
	Long-term property/other risks	Increase by 4.19%
Lapse rate	Lapse rate (increase)	Increase by 9.16%			360,412	(266,198)		(20,196)		(74,018)
	Lapse rate (decrease)	Decrease by 9.16%			(409,644)	312,241		17,266		80,137
Expense ratio	Expense ratio (level)	Increase by 2.62%			92,186	(92,864)		(4,832)		5,510
	Expense ratio (inflation)	0.26%p

1
The sensitivity analysis is on liability for remaining coverage of insurance, and the shock levels of actuarial assumptions are based on supervisory criteria for calculating the risk adjustment (confidence level of 75%).

F-2
59

38.12.7.1 Insurance sensitivity (cont’d)

2	The impact on profit or loss represents the increase in the best estimate liability that exceeds the carrying amount of the contractual service margin due to changes in assumptions.
3	No shocks were applied to the risk adjustment within the fulfillment cash flows.
Before reinsurance mitigation:

(In millions of Korean won)
	December 31, 2025
		Sensitivity 1	Baseline amount		Change amount		Impact on profit and equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance	Profit or loss 2		OCI
			Cash flows	CSM	Cash flow 3	CSM
Loss rate	Mortality rate	Increase by 3.27%	24,727,079	5,330,899	￦ 96,436	￦ (92,643)	￦	(987)	￦	(2,806)
	Disability/illness (fixed benefit)	Increase by 3.40%			107,696	(113,961)		(1,539)		7,805
	Disability/illness (indemnity benefit)	Increase by 2.62%
	Long-term property/other risks	Increase by 4.19%
Lapse rate	Lapse rate (increase)	Increase by 9.16%			420,275	(287,951)		(36,064)		(96,261)
	Lapse rate (decrease)	Decrease by 9.16%			(474,860)	350,995		21,691		102,174
Expense ratio	Expense ratio (level)	Increase by 2.62%			84,853	(88,286)		(4,850)		8,282
	Expense ratio (inflation)	0.26%p
After reinsurance mitigation:

(In millions of Korean won)
	December 31, 2025
		Sensitivity 1	Baseline amount		Change amount		Impact on profit and equity (before tax)
			Fulfillment	Insurance	Fulfillment	Insurance	Profit or loss 2		OCI
			Cash flows	CSM	Cash flow 3	CSM
Loss rate	Mortality rate	Increase by 3.27%	24,795,497	5,291,953	￦ 92,581	￦ (88,513)	￦	(847)	￦	(3,221)
	Disability/illness (fixed benefit)	Increase by 3.40%			105,964	(112,468)		(1,016)		7,520
	Disability/illness (indemnity benefit)	Increase by 2.62%
	Long-term property/other risks	Increase by 4.19%
Lapse rate	Lapse rate (increase)	Increase by 9.16%			414,086	(281,288)		(35,125)		(97,673)
	Lapse rate (decrease)	Decrease by 9.16%			(467,856)	343,030		21,037		103,789
Expense ratio	Expense ratio (level)	Increase by 2.62%			84,843	(88,589)		(4,534)		8,280
	Expense ratio (inflation)	0.26%p

1
The sensitivity analysis is on liability for remaining coverage of insurance, and the shock levels of actuarial assumptions are based on supervisory criteria for calculating the risk adjustment (confidence level of 75%).

F-2
60

38.12.7.1 Insurance sensitivity (cont’d)

2	The impact on profit or loss represents the increase in the best estimate liability that exceeds the carrying amount of the contractual service margin due to changes in assumptions.
3	No shocks were applied to the risk adjustment within the fulfillment cash flows.
38.12.7.2 Interest rate risk

(In millions of Korean won)
	December 31, 2024
		Profit or loss (before tax)	OCI (before tax)
100bp increase	Insurance contracts *	￦ 220,772	￦ 3,062,364
	Reinsurance contracts *	(149)	6,480
100bp decrease	Insurance contracts *	(575,881)	(4,227,958)
	Reinsurance contracts *	254	(8,498)

(In millions of Korean won)
	December 31, 2025
		Profit or loss (before tax)	OCI (before tax)
100bp increase	Insurance contracts *	￦ 203,182	￦ 2,796,438
	Reinsurance contracts *	6	12,520
100bp decrease	Insurance contracts *	(230,613)	(3,410,414)
	Reinsurance contracts *	213	(15,470)

1	For insurance contracts (original insurance and accepted reinsurance) and reinsurance contracts, the impacts are on liability for remaining coverage.
2	No shocks were applied to the risk adjustment within the fulfillment cash flows.
38.12.7.3 Foreign exchange rate risk

(In millions of Korean won)
	December 31, 2024
		Profit or loss (before tax)	OCI (before tax)
100won increase	Insurance contracts *	￦ (61,733)	￦ 14,977
	Reinsurance contracts *	(35)	7
100won decrease	Insurance contracts *	61,733	(14,977)
	Reinsurance contracts *	35	(7)

(In millions of Korean won)
	December 31, 2025
		Profit or loss (before tax)	OCI (before tax)
100won increase	Insurance contracts *	￦ (58,895)	￦ 11,959
	Reinsurance contracts *	(24)	5
100won decrease	Insurance contracts *	58,895	(11,959)
	Reinsurance contracts *	24	(5)

1	For insurance contracts (original insurance and accepted reinsurance) and reinsurance contracts, the impacts are on liability for remaining coverage.
2	No shocks were applied to the risk adjustment within the fulfillment cash flows.

38.12.7.4 Stock price risk

(In millions of Korean won)
	December 31, 2024
		Profit or loss (before tax)	OCI (before tax)
10% increase	Insurance contracts *	￦ (157,555)	￦ —
	Reinsurance contracts *	88	—
10% decrease	Insurance contracts *	155,996	—
	Reinsurance contracts *	(89)	—

(In millions of Korean won)
	December 31, 2025
		Profit or loss (before tax)	OCI (before tax)
10% increase	Insurance contracts *	￦ (223,814)	￦ —
	Reinsurance contracts *	—	—
10% decrease	Insurance contracts *	223,814	—
	Reinsurance contracts *	—	—

1	For insurance contracts (original insurance and accepted reinsurance) and reinsurance contracts, the impacts are on liability for remaining coverage.
2	No shocks were applied to the risk adjustment within the fulfillment cash flows.
38.12.8 Claims development tables
Claims development tables of the Group as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Accident year
	2020		2021		2022		2023		2024		Total
Development year
Estimated final loss undiscounted	￦	179,051	￦	203,001	￦	210,219	￦	213,227	￦	229,657	￦	—
Claims paid
Current year		(139,994)		(161,496)		(168,229)		(165,924)		(185,249)		—
After 1 year		(27,947)		(29,568)		(30,338)		(35,275)		—		—
After 2 years		(4,061)		(5,152)		(4,877)		—		—		—
After 3 years		(2,158)		(2,375)		—		—		—		—
After 4 years		(1,796)		—		—		—		—		—

Total gross cumulative claim payments	￦	(175,956)	￦	(198,591)	￦	(203,444)	￦	(201,199)	￦	(185,249)	￦	—
Difference between estimated final loss and claim payments.		3,095		4,410		6,775		12,028		44,408		70,716
Discount rate effect		—		—		—		—		—		(3,471)
Future claims expense		—		—		—		—		—		843
Incurred claims settled but not yet paid		—		—		—		—		—		164,482
Risk adjustment		—		—		—		—		—		10,088
Reinsurance effects*		—		—		—		—		—		(9,879)

Total Liability for incurred claims	￦	—	￦	—	￦	—	￦	—	￦	—	￦	232,779

F-2
62

38.12.8 Claims development tables (cont’d)

(In millions of Korean won)	December 31, 2025
	Accident year
Development year	2021		2022		2023		2024		2025		Total
Estimated final loss undiscounted	￦	203,759	￦	212,391	￦	214,611	￦	235,653	￦	247,894	￦	—
Claims paid
Current year		(161,464)		(167,992)		(166,118)		(184,435)		(196,574)		—
After 1 year		(29,553)		(31,371)		(34,912)		(37,470)		—		—
After 2 years		(5,152)		(4,313)		(5,067)		—		—		—
After 3 years		(2,269)		(3,177)		—		—		—		—
After 4 years		(1,873)		—		—		—		—		—

Total gross cumulative claim payments	￦	(200,311)	￦	(206,853)	￦	(206,097)	￦	(221,905)	￦	(196,574)	￦	—
Difference between estimated final loss and claim payments.		3,448		5,538		8,514		13,748		51,320		82,568
Discount rate effect		—		—		—		—		—		(4,233)
Future claims expense		—		—		—		—		—		1,135
Incurred claims settled but not yet paid		—		—		—		—		—		178,649
Risk adjustment		—		—		—		—		—		11,365
Reinsurance effects*		—		—		—		—		—		(8,997)

Total Liability for incurred claims	￦	—	￦	—	￦	—	￦	—	￦	—	￦	260,487

*	The reinsurance effect is presented as a total amount.
39. Statement of Cash Flows
39.1 Details of cash and cash equivalents as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Cash	￦	1,954,624	￦	2,074,714
Checks issued by other banks		124,366		134,454
Due from the Bank of Korea		14,372,352		17,332,054
Due from other financial institutions		13,417,769		15,235,655
Disposal group held for sale 1		—		5,858

		29,869,111		34,782,735

Due from financial institutions measured at fair value through profit or loss		59,838		64,437

		29,928,949		34,847,172

Deduction:
Restricted due from financial institutions 2		(4,338,818)		(4,843,682)
Due from financial institutions with original maturities over three months		(981,264)		(982,926)

		(5,320,082)		(5,826,608)

	￦	24,608,867	￦	29,020,564

1	The cash and deposits classified as a disposal group held for sale as of December 31, 2025 are included, as described in Note 18
2	Items meeting the definition of cash are excluded.

F-2
63

39.1 Details of cash and cash equivalents as of December 31, 2024 and 2025, are as follows (cont’d):

Items meeting the definition of cash among due from financial institutions with restriction to use as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2024		December 31, 2025
Due from financial institutions in Korean won	Due from the Bank of Korea	The Bank of Korea	￦	11,635,481	￦	13,939,438
	Due from others	Korea Development Bank and others		25,928		27,555
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank Indonesia and others		2,540,681		3,367,183

			￦	14,202,090	￦	17,334,176

39.2 Significant
non-cash
transactions for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023		2024		2025
Write-offs of loans	￦	1,757,920	￦	1,984,218	￦	2,308,709
Changes in accumulated other comprehensive income from valuation of financial instruments at fair value through other comprehensive income		3,346,010		1,216,436		(1,877,833)
Changes in accumulated other comprehensive income from valuation of investments in associates		24		165		2,018
39.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	Activities	2023		2024		2025
Income tax paid	Operating	￦	2,189,111	￦	1,158,212	￦	1,171,542
Interest received	Operating		28,550,486		30,279,240		29,151,695
Interest paid	Operating		13,119,057		15,354,968		14,044,238
Dividends received	Operating		330,350		482,012		610,307
Dividends paid	Financing		1,336,816		1,686,777		1,504,682
39.4 Changes in liabilities arising from financing activities for the years ended December 31, 2024 and 2025, are as follows:

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

F-2
64

39.4 Changes in liabilities arising from financing activities for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
	2025
					Non-cash changes
	Beginning		Net cash flows		Acquisition (disposal)		Exchange differences		Changes in fair value		Subsidiaries		Others		Ending
Derivatives held for hedging*	￦	(361,855)	￦	(276,837)	￦	—	￦	(24,485)	￦	(58,683)	￦	—	￦	961,561	￦	239,701
Borrowings and debentures		144,248,269		7,603,382		—		(534,276)		21,484		(269,727)		(291,467)		150,777,665
Due to trust accounts		8,232,002		2,905,896		—		—		—		—		—		11,137,898
Others		1,548,635		(620,139)		136,693		—		—		—		133,240		1,198,429

	￦	153,667,051	￦	9,612,302	￦	136,693	￦	(558,761)	￦	(37,199)	￦	(269,727)	￦	803,334	￦	163,353,693

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.
39.5 The net cash flow associated with the changes in the subsidiaries for the years ended December 31, 2024 and 2025 are
￦
88,528
million of cash inflow and
￦

264,868 million of cash outflow, respectively.
40. Contingent Liabilities and Commitments
40.1 Details of acceptances and guarantees as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	￦	152,129	￦	110,728
Others		900,237		1,028,783

		1,052,366		1,139,511

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit		331,423		215,808
Letter of guarantees		45,274		76,496
Bid bond		12,782		2,253
Performance bond		1,927,572		2,039,924
Refund guarantees		4,644,429		3,277,694
Others		4,594,667		4,787,138

		11,556,147		10,399,313

Financial guarantee contracts:
Acceptances and guarantees for mortgage		20,790		19,673
Overseas debt guarantees		588,019		406,900
International financing guarantees in foreign currencies		842,838		1,138,481
Other financial guarantees		—		263,823

		1,451,647		1,828,877

		14,060,160		13,367,701

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,268,081		2,537,195
Refund guarantees		1,373,649		1,427,424

		3,641,730		3,964,619

	￦	17,701,890	￦	17,332,320

F-2
65

40.2 Credit qualities of acceptances and guarantees as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Confirmed acceptances and guarantees
Grade 1	￦	12,022,664	￦	—	￦	—	￦	12,022,664
Grade 2		1,870,438		23,840		—		1,894,278
Grade 3		98,224		16,147		—		114,371
Grade 4		8,291		2,975		457		11,723
Grade 5		—		230		16,894		17,124

		13,999,617		43,192		17,351		14,060,160

Unconfirmed acceptances and guarantees
Grade 1		2,281,647		2,441		—		2,284,088
Grade 2		1,306,932		15,349		—		1,322,281
Grade 3		13,982		14,781		—		28,763
Grade 4		1,171		2,652		21		3,844
Grade 5		—		175		2,579		2,754

		3,603,732		35,398		2,600		3,641,730

	￦	17,603,349	￦	78,590	￦	19,951	￦	17,701,890

(In millions of Korean won)	December 31, 2025
	12-month expected credit losses		Lifetime expected credit losses				Total
			Non-impaired		Impaired
Confirmed acceptances and guarantees
Grade 1	￦	11,052,820	￦	201,686	￦	—	￦	11,254,506
Grade 2		1,914,728		35,378		—		1,950,106
Grade 3		105,144		16,615		180		121,939
Grade 4		10,207		5,410		503		16,120
Grade 5		8,404		3,674		12,952		25,030

		13,091,303		262,763		13,635		13,367,701

Unconfirmed acceptances and guarantees
Grade 1		3,509,754		4,180		—		3,513,934
Grade 2		403,592		20,047		—		423,639
Grade 3		4,526		12,319		—		16,845
Grade 4		794		7,809		20		8,623
Grade 5		—		404		1,174		1,578

		3,918,666		44,759		1,194		3,964,619

	￦	17,009,969	￦	307,522	￦	14,829	￦	17,332,320

F-2
66

40.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	￦	13,215,006	￦	2,972,146	￦	16,187,152	91.45
Small and medium-sized companies		747,170		423,299		1,170,469	6.61
Public sector and others		97,984		246,285		344,269	1.94

	￦	14,060,160	￦	3,641,730	￦	17,701,890	100.00

(In millions of Korean won)	December 31, 2025
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Large companies	￦	12,415,691	￦	3,031,523	￦	15,447,214	89.12
Small and medium-sized companies		813,807		373,420		1,187,227	6.85
Public sector and others		138,203		559,676		697,879	4.03

	￦	13,367,701	￦	3,964,619	￦	17,332,320	100.00

40.4 Classifications of acceptances and guarantees by industry as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	1,810,426	￦	1,244	￦	1,811,670	10.24
Manufacturing		8,139,583		2,709,623		10,849,206	61.29
Service		926,446		48,709		975,155	5.51
Wholesale and retail		2,410,725		594,407		3,005,132	16.98
Construction		334,561		73,389		407,950	2.30
Public sector		24,929		101,456		126,385	0.71
Others		413,490		112,902		526,392	2.97

	￦	14,060,160	￦	3,641,730	￦	17,701,890	100.00

(In millions of Korean won)	December 31, 2025
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	1,822,127	￦	1,916	￦	1,824,043	10.52
Manufacturing		7,730,095		2,790,672		10,520,767	60.70
Service		985,539		92,110		1,077,649	6.22
Wholesale and retail		2,111,297		573,783		2,685,080	15.49
Construction		298,186		28,042		326,228	1.88
Public sector		25,665		362,831		388,496	2.24
Others		394,792		115,265		510,057	2.94

	￦	13,367,701	￦	3,964,619	￦	17,332,320	100.00

F-2
67

40.5 Details of commitments as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2025
Commitments
Corporate loan commitments	￦	57,510,280	￦	56,218,691
Retail loan commitments		59,100,288		58,406,337
Credit line of credit cards		87,204,864		89,718,829
Purchase of other securities		8,880,563		9,133,299

		212,695,995		213,477,156

Financial guarantee contracts
Credit line		4,747,946		3,689,143
Purchase of securities		475,147		1,691,300

		5,223,093		5,380,443

	￦	217,919,088	￦	218,857,599

40.6 Other Matters (including litigation)
a) As of December 31, 2025, the Group involved in 123 legal cases as a plaintiff in connection with its operating activities (excluding simple cases related to loan recovery and administrative activities), with a total claim amount of ￦
536,144 million. The Group also involved in 361 legal cases as a defendant (excluding simple cases related to loan recovery or administrative activities) with a total claim amount of ￦
978,726 million. The amount of any additional losses that may arise, depending on the outcome of these proceedings, cannot be predicted at this time. Details of major pending lawsuits in which the Group is a defendant are as follows:
(In number of cases, in millions of Korean won)

Company	Lawsuits	No. of cases	Amount		Description of the lawsuits	Status of the lawsuits
Kookmin Bank	Request for a return of redemption amount	1	￦	60,281
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
The financial impact on Kookmin Bank is not significant because the likelihood of winning the lawsuit is high

F-2
68

40.6 Other Matters (including litigation) (cont’d)

Company	Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
	Return of unjust enrichment	1	156,755
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
Accordingly, MTS Bank filed a lawsuit seeking the return of the account balance to the Moscow City Commercial Court in Russia

Responding in accordance with the schedule of the local court proceedings (following the first-instance judgment rendered against the Bank on December 2, 2025, the Bank is currently responding to the appellate proceedings).
Due to compliance with U.S. OFAC regulations, it is difficult to predict the likelihood of success in the litigation being conducted before the Russian courts. However, the amount in dispute can be covered by the balance in the plaintiff’s account, and a financial impact equivalent to delayed interest is expected for the Bank.

KB Securities Co., Ltd.	Request for the return of unjust enrichment and transaction amount (Australian fund)	3	59,927	As an investment broker for a private fund that lends money to a corporation (borrower) investing in Australian disability apartment rental business, KB Securities Co., Ltd. brokered investments of ￦326,500 million in trust products and funds to individual and institutional investors. However, due to the local Australian borrower’s breach of contract, the fund management was suspended, and related to this, a lawsuit was filed against KB Securities Co., Ltd. for the return of unjust enrichment and transaction amount.
No.1 case: The third trial is in progress (The first trial: On February 7, 2023, a ruling was made to pay the principal investment of ￦ 29,800 million and the delayed interest on it. The second trial: On January 29, 2024, the conclusion was different; a ruling was made to pay the principal investment of ￦ 12,000 million and the delayed interest on it.)
No. 2 case: The second trial is in progress (The first trial: On February 14, 2024, a ruling was made to pay the principal investment of ￦ 12,200 million and the delayed interest on it.)
No. 3 case: The third trial is in progress (The first trial: On October 26, 2023, a ruling was made to pay the remaining principal and interest of ￦ 8,460 million and the delayed interest on the principal of ￦ 8,290 million. The second trial: On January 16, 2025, a ruling was made ordering the return of ￦ 4,400 million, which represents a portion of the ￦ 8,070 million paid following the first-instance judgment.)

F-2
69

40.6 Other Matters (including litigation) (cont’d)

Meanwhile, the Group has recognized a provision for litigation amounting to ￦
142,090 million in the financial statements in relation to the pending lawsuit in which it is a defendant as of December 31, 2025 (Note 24.5).
b) As of December 31, 2025, there are a total of seven pending lawsuits related to the wage peak system, amounting to ￦
12,551 million. This includes five cases for Kookmin Bank with a total claim amount of ￦
12,175 million, one case for KB Life Insurance Co., Ltd. with a claim amount of ￦
136 million, and one case for KB Asset Management Co., Ltd. with a claim amount of ￦
240 million. The amount and timing of potential outflows of resources are currently unpredictable.
c) As of December 31, 2025, KB Real Estate Trust Co., Ltd. is undertaking 14 completion-guaranteed land trust projects (including Busan Kyungbo Industrial Development project), under which it assumes the obligations to complete construction of the contractor fails to fulfill its completion obligations, and is liable to compensate the lending financial institutions for any losses arising from any failure to fulfill such obligations.
The total PF loan commitment limit related to these completion-guarantee land trust projects amounted to ￦
1,240,200
million, of which ￦
927,300 million represents outstanding balance (including unpaid interest) as of December 31, 2025.
In connection with these projects, the Group recognized provisions totaling ￦
4,200 million as of December 31, 2025 for the expected losses associated with trust-account exposures arising from the completion obligations. In addition, the Group recognized additional provisions totaling ￦
140,100 million as of December 31, 2025 for the estimated losses related to potential liability for damages that may arise if the completion obligations are not fulfilled.
As of December 31, 2025, a total of 12 projects (all of which have been completed) remain where completion obligations were not fulfilled within the contractual period. The PF loan commitment limits for these projects amount to ￦
1,090,100 million, and outstanding balance (including unpaid interest)
amount to ￦
851,900 million. Of these, eight completed projects are subject to ongoing litigation, involving a total of 11 legal cases with an aggregate claim amount of ￦
251,700 million; the PF loan commitment limits and outstanding balance (including unpaid interest) for these projects amount to ￦
716,600
million and ￦
492,800 million, respectively.
d) During the year ended December 31, 2024, the Financial Supervisory Service conducted regular inspections covering the overall operations of the subsidiaries, Kookmin Bank and KB Life Insurance Co., Ltd., and during the year ended December 31, 2025, a regular inspection covering the overall operations of the subsidiary, KB Securities Co., Ltd., was conducted. As of December 31, 2025, the results of these inspections and any required corrective actions have not yet been notified and are expected to be communicated in the future.
e) Kookmin Bank and KB Securities Co., Ltd. are currently under investigation by the Fair-Trade Commission regarding alleged collusive conduct among financial institutions. The outcome of the investigation cannot be predicted at this time.
f) As of December 31, 2025, KB PRASAC BANK PLC. is currently undergoing a tax audit by the tax authorities. The outcome of the tax audit cannot be predicted at this time.
g) On April 7, 2023, Kookmin Bank entered into a share subscription right transfer agreement with STIC Eugene Star Holdings Inc. (hereinafter referred to as “STIC”), under which STIC agreed to acquire 31,900,000,000 newly issued shares at a price of IDR 3.19 trillion to be issued in a capital increase by PT Bank KB Indonesia Tbk, a subsidiary of Kookmin Bank.

F-2
70

40.6 Other Matters (including litigation) (cont’d)

As a result of the agreement, after STIC’s acquisition of the shares, Kookmin Bank holds a call option to purchase the shares held by STIC for a six-month
period commencing 2 years and 6 months after the acquisition date. If Kookmin Bank does not exercise the call option during the exercise period, STIC holds a put option to sell the shares to Kookmin Bank within one year following the expiration of the call option period.
h) As of December 31, 2025, KB Real Estate Trust Co., Ltd. may lend up to ￦
4,475,500 million to trust accounts, which represents a portion of the total project cost related to borrowing-type land trust contracts (including maintenance and redevelopment projects). Whether KB Real Estate Trust Co., Ltd. provides such trust account loans does not constitute an unconditional payment obligation and is determined after comprehensively considering various factors, including the funding plan of its own accounts and the cash flow projections of the trust business.
i) On July 1, 2025, Kookmin Bank entered into a share purchase agreement with a third party for the sale of its equity interest in its subsidiary, PT KB Bukopin Finance, and is currently in the process of carrying out the procedures necessary to complete the disposal. Upon completion of the transaction as planned, Kookmin Bank will lose control over PT KB Bukopin Finance.
41. Subsidiaries
41.1 Details of major consolidated subsidiaries as of December 31, 2025, are as follows:

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment financing
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Collective investment and advisory
	KB Capital Co., Ltd.	100.00	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply
	KB Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Insurance Co., Ltd.	100.00	Korea	Dec. 31	Non-life insurance
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance

Kookmin Bank	KB PRASAC Bank Plc.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Microfinance services
	PT Bank KB Bukopin Syariah 5	95.92	Indonesia	Dec. 31	Banking
	PT KB Bukopin Finance 6 8	99.24	Indonesia	Dec. 31	Installment financing
	KB Bank Myanmar Co., Ltd.	100.00	Myanmar	Dec. 31	Banking and foreign exchange transaction
	KB FUND PARTNERS Co., Ltd.	100.00	Korea	Dec. 31	Other unclassified financial services

F-2
71

41.1 Details of major consolidated subsidiaries as of December 31, 2025, are as follows (cont’d):

Investor	Investee	Ownership (%)	Location	Date of financial statements	Industry

Kookmin Bank, KB Kookmin Card Co., Ltd., KB Securities Co., Ltd., KB Insurance Co., Ltd., KB Capital Co., Ltd.	PT Bank KB Indonesia,Tbk. 7	67.57	Indonesia	Dec. 31	Banking and foreign exchange transaction

KB Securities Co., Ltd.	KBFG Securities America Inc.	100.00	United States	Dec. 31	Investment advisory and securities trading
	KB Securities Hong Kong Ltd.	100.00	China	Dec. 31	Investment advisory and securities trading
	KB Securities Vietnam Joint Stock Company	99.81	Vietnam	Dec. 31	Investment advisory and securities trading
	KB FINA COMPANY LIMITED 4	100.00	Vietnam	Dec. 31	Investment advisory and securities trading
	PT KB VALBURY SEKURITAS	65.00	Indonesia	Dec. 31	Investment advisory and securities trading
KB Insurance Co., Ltd.	Leading Insurance Services, Inc.	100.00	United States	Dec. 31	Management service
	KBFG Insurance (China) Co., Ltd.	100.00	China	Dec. 31	Non-life insurance
	PT. KB Insurance Indonesia	70.00	Indonesia	Dec. 31	Non-life insurance
	KB Claims Survey & Adjusting	100.00	Korea	Dec. 31	Claim service
	KB Sonbo CNS	100.00	Korea	Dec. 31	Management service
	KB Healthcare Co., Ltd.	100.00	Korea	Dec. 31	Information and communication

KB Life Insurance Co., Ltd.	KB Life Partners Co., Ltd.	100.00	Korea	Dec. 31	Insurance agent
	KB Golden Life Care Co., Ltd.	100.00	Korea	Dec. 31	Service

KB Kookmin Card Co., Ltd.	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Daehan Specialized Bank Plc. 2	97.50	Cambodia	Dec. 31	Auto Installment finance
	PT. KB Finansia Multi Finance	85.00	Indonesia	Dec. 31	Auto Installment finance

	KB J Capital Co., Ltd.	77.40	Thailand	Dec. 31	Service

KB Capital Co., Ltd.	PT Sunindo Kookmin Best Finance	85.00	Indonesia	Dec. 31	Auto Installment finance
	KBFintech Inc. 3	95.95	Korea	Dec. 31	E-commerce

KB Kookmin Card Co., Ltd., KB Capital Co., Ltd.	KB KOLAO Leasing Co., Ltd.	80.00	Laos	Dec. 31	Auto Installment finance

Kookmin Bank, KB Data System Co., Ltd.	PT KB Data Systems Indonesia	100.00	Indonesia	Dec. 31	Service

KB Asset Management Co., Ltd.	KBAM Shanghai Advisory Services Co., Ltd.	100.00	China	Dec. 31	General advisory
	PT KB Valbury Asset Management 1	70.00	Indonesia	Dec. 31	Collective investment
	KB Asset Management Singapore PTE. LTD.	100.00	Singapore	Dec. 31	Collective investment

F-2
72

41.1 Details of major consolidated subsidiaries as of December 31, 2025, are as follows (cont’d):

1
During the first quarter of 2024, PT Valbury Capital Management was changed from a sub-subsidiary
of KB Securities Co., Ltd. to a subsidiary of KB Asset Management Co., Ltd., and its name was changed to PT KB Valbury Asset Management during the second quarter of 2024.

2	KB DAEHAN SPECIALIZED BANK PLC. (merging entity) merged with i-Finance Leasing PLC. (merged entity) on December 19, 2024.
3	On October 14, 2024, Teamwink Co., Ltd. changed its name to KB Fintech Co., Ltd.
4	During the first quarter of 2025, KB FINA Joint Stock Company changed its name to KB FINA COMPANY LIMITED.
5	During the third quarter of 2025, PT Bank Syariah Bukopin changed its name to PT Bank KB Bukopin Syariah.
6	During the third quarter of 2025, PT Bukopin Finance changed its name to PT KB Bukopin Finance.
7	During the third quarter of 2025, PT Bank KB Bukopin,Tbk. changed its name to PT Bank KB Indonesia,Tbk.
8	The disposal group was classified as held for sale, as of December 31, 2025.
41.2 Details of consolidated structured entities as of December 31, 2025, are as follows:

	Consolidated structured entities	Reasons for consolidation
Trusts	Kookmin Bank (development trust) and 10 others	The Group controls the trust because it has power to determine management performance of the trust and is significantly exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

Asset-backed securitization	Taejon Samho The First Co., Ltd. and 82 others	The Group controls these investees because it has power over relevant activities in the event of default, is significantly exposed to variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt and has ability to affect those returns through its power.

Investment funds and others	KB Global Platform Fund No.2 and 237 others	Funds are consolidated if the Group, as a collective investor or operating manager (member), etc., can manage fund assets on behalf of other investors, or dismiss the collective investor and operating manager, and is substantially exposed to significant variable returns or has such rights.
If the Group holds more than half of the ownership interests but does not have the power over relevant activities of structured entities in accordance with agreements with trust and other related parties, those structured entities are excluded from the consolidation.

F-2
73

41.3 Condensed financial information of major subsidiaries as of and for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)
	December 31, 2024						2024
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank 1	￦	562,887,180	￦	524,859,860	￦	38,027,320	￦	51,497,328	￦	3,251,759	￦	3,408,978
KB Securities Co., Ltd. 1,2		63,384,389		56,498,405		6,885,984		10,736,175		585,682		630,103
KB Insurance Co., Ltd. 1,2		40,776,375		34,982,351		5,794,024		12,818,501		839,494		(125,414)
KB Kookmin Card Co., Ltd. 1		30,541,628		25,236,827		5,304,801		4,428,688		402,715		437,030
KB Life Insurance Co., Ltd. 1,2		34,047,554		30,984,400		3,063,154		2,821,601		164,272		(906,210)
KB Asset Management Co., Ltd. 1		414,942		120,224		294,718		246,184		66,500		67,757
KB Capital Co., Ltd. 1,2		18,115,495		15,654,177		2,461,318		2,620,487		222,041		225,609
KB Real Estate Trust Co., Ltd. 1		1,113,466		627,898		485,568		139,656		(113,332)		(113,652)
KB Savings Bank Co., Ltd.		2,575,739		2,393,523		182,216		225,173		(11,366)		(11,560)
KB Investment Co., Ltd. 1		1,529,823		1,245,883		283,940		215,834		4,368		4,466
KB Data System Co., Ltd. 1		62,270		40,219		22,051		241,652		1,978		1,149

(In millions of Korean won)
	December 31, 2025						2025
	Assets		Liabilities		Equity		Operating revenue		Profit (loss) attributable to shareholders of the Parent Company		Total comprehensive income (loss) attributable to shareholders of the Parent Company
Kookmin Bank 1	￦	584,934,967	￦	545,979,326	￦	38,955,641	￦	42,528,587	￦	3,852,166	￦	3,636,551
KB Securities Co., Ltd. 1,2		76,461,426		69,572,471		6,888,955		14,139,480		673,856		670,815
KB Insurance Co., Ltd. 1,2		45,377,597		39,725,458		5,652,139		13,758,177		778,228		160,977
KB Kookmin Card Co., Ltd. 1		30,235,710		24,597,933		5,637,777		4,326,397		330,226		355,777
KB Life Insurance Co., Ltd. 1,2		35,585,902		32,795,927		2,789,975		3,402,468		139,329		(20,379)
KB Asset Management Co., Ltd. 1		697,405		302,373		395,032		325,721		120,203		121,056
KB Capital Co., Ltd. 1,2		18,163,063		15,483,517		2,679,546		2,714,031		235,219		246,223
KB Real Estate Trust Co., Ltd. 1		1,124,017		730,006		394,011		177,039		(78,685)		(78,296)
KB Savings Bank Co., Ltd.		2,219,824		2,042,573		177,251		202,415		(4,834)		(4,950)
KB Investment Co., Ltd. 1		1,675,994		1,334,136		341,858		353,212		57,918		57,917
KB Data System Co., Ltd. 1		85,289		55,304		29,985		295,401		7,586		7,930

1	Financial information is based on its consolidated financial statements.
2	Includes fair value adjustments arising from the acquisition.

F-2
74

41.4 The Characteristics of Risks Associated with Consolidated Structured Entities
The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:
41.4.1 The Group has provided payment guarantees of ￦3,724,216 million to KBD TOWER 1ST LLC and other consolidated structured entities.
41.4.2 The Group has provided capital commitment to 86 consolidated structured entities including KB Sinansan Line Private Special Asset Fund (SOC). The unexecuted amount of the capital commitment is ￦2,188,449 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.
41.4.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.
41.5 Changes in Subsidiaries
41.5.1 Subsidiaries newly included in consolidation for the year ended December 31, 2025, are as follows:

Company	Reasons for obtaining control
IM Asset General Private Securities Investment Trust No.55(Bond) and 21 others	Holds more than half of the ownership interests
KB Great On 1st.L.L.C. and 44 others	Holds the power in the event of default and is exposed to significant variable returns by providing lines of credit, ABCP purchase commitments or acquisition of subordinated debt
KB HL Infra Private Special Asset Fund 1(FOFs) and 45 others	Holds the power as a general partner and is exposed to variable returns by holding significant amount of ownership interests
41.5.2 Subsidiaries excluded from consolidation for the year ended December 31, 2025, are as follows:

Company	Reasons for losing control
Able Eunhwasam 2nd Co., Ltd. and 36 others	Termination of the commitments
KB High-tech Company Investment Fund and 20 others	Liquidation
Black Sappahire Holdings Co., Ltd. and 1 other	Disposal
KB RISE Global AI Value Chain ETF Moa Dream Securities Fund (FoFs) and 23 others	Decrease in ownership interests to less than majority

F-2
75

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

F-2
76

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2024 and 2025, are as follows:

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

F-2
77

42.2 Details of scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	December 31, 2025
	Structured financing		Investment funds		Trusts		Asset-backed securitization and others		Total
Total assets of unconsolidated structured entities	￦	172,510,235	￦	1,877,784,511	￦	7,173,093	￦	210,559,474	￦	2,268,027,313
Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	￦	94,366	￦	18,414,039	￦	231,866	￦	4,363,220	￦	23,103,491
Derivative financial assets		—		545		—		—		545
Loans measured at amortized cost		12,622,160		688,991		327,621		3,577,076		17,215,848
Financial investments		—		—		—		9,031,801		9,031,801
Investments in associates		—		793,913		—		—		793,913
Other assets		6,237		4,565		1,189,630		18,499		1,218,931

	￦	12,722,763	￦	19,902,053	￦	1,749,117	￦	16,990,596	￦	51,364,529

Liabilities:
Deposits	￦	2,696,094	￦	6,461	￦	—	￦	460,470	￦	3,163,025
Derivative financial liabilities		—		—		—		—		—
Other liabilities		7,441		52		—		5,514		13,007

	￦	2,703,535	￦	6,513	￦	—	￦	465,984	￦	3,176,032

Maximum exposure *
Assets held	￦	12,722,763	￦	19,902,053	￦	1,749,117	￦	16,990,596	￦	51,364,529
Purchase and investment commitments		15,112		6,025,252		35,815		2,317,179		8,393,358
Unused credit		2,006,957		10,445		573		2,802,632		4,820,607
Acceptances and guarantees and loan commitments		3,121,835		—		—		389,441		3,511,276

	￦	17,866,667	￦	25,937,750	￦	1,785,505	￦	22,499,848	￦	68,089,770

Methods of determining the maximum exposure		Loan commitments / investment agreements / purchase commitments and acceptances and guarantees		Investments / loans and Investment agreements		Trust paying dividends by results: Total amount of trust exposure		Providing credit lines/ purchase commitments/ loan commitments and acceptances and guarantees

*	Maximum exposure includes the asset amounts, after deducting loss (provisions for credit losses, impairment losses, and others), recognized in the consolidated financial statements of the Group.

F-2
78

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
43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)
		2023		2024		2025
Associates and joint ventures
Balhae Infrastructure Company	Fee and commission income	￦	5,101	￦	5,337	￦	7,312
	Interest income		—		—		101
	Provision for credit losses		—		—		200
Korea Credit Bureau Co., Ltd.	Interest expense		1		1		12
	Fee and commission income		776		727		671
	Fee and commission expense		8,444		10,203		11,981
	Insurance income		3		3		4
	Reversal of credit losses		—		2		—
	Provision for credit losses		1		—		—
	Other operating expenses		15		11		9
Incheon Bridge Co., Ltd.	Interest income		10,420		14,006		8,125
	Interest expense		979		986		973
	Fee and commission income		28		34		45
	Fee and commission expense		7		9		12
	Insurance income		219		222		261
	Gains on financial instruments at fair value through profit or loss		334		2,129		—
	Losses on financial instruments at fair value through profit or loss		—		—		1,203
	Reversal of credit losses		—		9		6
	Provision for credit losses		54		—		—
Aju Good Technology Venture Fund	Interest expense		111		3		—
Taeyoungjungkong Co.,Ltd.	Interest income		2		—		—
Star-Lord General Investors Private Real Estate Investment Company No.10	Insurance income		137		116		86
	Interest income		5,934		5,939		5,716
	Interest expense		543		260		767
	Fee and commission income		20		—		—
	Provision for credit losses		4		1		1
	General and administrative expenses		9,720		9,055		11,776
	Other income		—		363		926
	Other expense		—		—		59
KG Capital Co., Ltd. *	Interest income		293		—		—
	Fee and commission income		18		—		—
	Fee and commission expense		1		—		—
	Insurance income		13		—		—
	Other operating expenses		11		—		—
	Reversal of credit losses		55		—		—

F-2
79

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
		2023	2024	2025
Food Factory Co., Ltd.	Interest income	62	317	50
	Interest expense	1	1	1
	Insurance income	9	3	4
	Gains on financial instruments at fair value through profit or loss	43	—	—
	Losses on financial instruments at fair value through profit or loss	—	238	—
	Reversal of credit losses	2	—	—
	Provision for credit losses	—	—	3
Dongjo Co., Ltd.	Interest income	36	34	74
POSCO-KB Shipbuilding Fund	Fee and commission income	(99)	—	(34)
Paycoms Co., Ltd. *	Interest income	154	—	—
Big Dipper Co., Ltd.	Fee and commission income	—	—	1
	Fee and commission expense	266	243	263
	Reversal of credit losses	—	—	2
	Provision for credit losses	—	4	—
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	—	—	1
KB-TS Technology Venture Private Equity Fund	Fee and commission income	324	175	170
KB-SJ Tourism Venture Fund	Fee and commission income	312	272	454
Banksalad Co., Ltd. *	Gains on financial instruments at fair value through profit or loss	—	—	426
	Losses on financial instruments at fair value through profit or loss	—	5,489	—
	Fee and commission income	37	36	57
	Fee and commission expense	11	4	—
Iwon Alloy Co., Ltd.	Insurance income	1	—	—
Bioprotect Ltd.	Gains on financial instruments at fair value through profit or loss	—	627	51
	Losses on financial instruments at fair value through profit or loss	—	473	111
RMGP Bio-Pharma Investment Fund, L.P.	Fee and commission income	40	59	46
	Gains on financial instruments at fair value through profit or loss	—	911	—
	Losses on financial instruments at fair value through profit or loss	—	872	3,910
RMGP Bio-Pharma Investment, L.P.	Gains on financial instruments at fair value through profit or loss	—	3	—
	Losses on financial instruments at fair value through profit or loss	—	—	1
KB-MDI Centauri Fund L.P.	Fee and commission income	491	452	398
	Gains on financial instruments at fair value through profit or loss	—	2,602	2,459
	Losses on financial instruments at fair value through profit or loss	—	537	669

F-2
80

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
		2023	2024	2025
Hibiscus Fund L.P.	Fee and commission income	928	491	301
	Gains on financial instruments at fair value through profit or loss	—	2,302	1,824
	Losses on financial instruments at fair value through profit or loss	—	500	—
RMG-KB BP Management Ltd.	Gains on financial instruments at fair value through profit or loss	—	36	—
	Losses on financial instruments at fair value through profit or loss	—	—	5
RMG-KB BioAccess Fund L.P.	Fee and commission income	326	344	361
	Gains on financial instruments at fair value through profit or loss	—	824	581
	Losses on financial instruments at fair value through profit or loss	—	1,333	95
S&E Bio Co., Ltd.	Interest income	—	44	76
	Interest expense	43	16	8
	Provision for credit losses	—	16	—
	Reversal of credit losses	—	—	1
Contents First Inc.	Interest income	346	482	388
	Interest expense	73	36	13
	Fee and commission income	2	2	1
	Gains on financial instruments at fair value through profit or loss	—	5,936	—
	Losses on financial instruments at fair value through profit or loss	—	—	1,546
	Provision for credit losses	8	5	12
	Reversal of credit losses	—	1	—
December & Company Inc. *	Insurance income	187	—	—
Pin Therapeutics Inc.	Interest expense	101	154	130
	Provision for credit losses	—	4	—
	Reversal of credit losses	—	—	1
Wyatt Co., Ltd. *	Interest income	—	378	—
	Gains on financial instruments at fair value through profit or loss	—	2,739	1,152
	Insurance income	102	138	40
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *	Interest expense	4	4	—
	Fee and commission income	209	—	—
Spark Biopharma Inc.	Interest expense	468	293	64
	Provision for credit losses	—	13	—
	Reversal of credit losses	—	—	2
	Gains on financial instruments at fair value through profit or loss	—	3,823	327
	Losses on financial instruments at fair value through profit or loss	—	1,639	411

F-2
81

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
		2023	2024	2025
Skydigital Inc.	Fee and commission income	3	2	3
Il-Kwang Electronic Materials Co., Ltd.	Other non-operating expenses	—	—	1
SO-MYUNG Recycling Co., Ltd.	Insurance income	—	1	1
KB No.21 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss	28	136	—
	Interest expense	68	75	(1)
KB No.22 Special Purpose Acquisition Company *	Gains on financial instruments at fair value through profit or loss	1,013	—	—
	Interest expense	2	1	—
KB No.23 Special Purpose Acquisition Company *	Losses on financial instruments at fair value through profit or loss	1,483	—	—
	Interest expense	46	—	—
KB No.24 Special Purpose Acquisition Company *	Interest expense	7	—	—
KB No.25 Special Purpose Acquisition Company	Interest expense	39	53	38
	Gains on financial instruments at fair value through profit or loss	1,130	—	65
	Losses on financial instruments at fair value through profit or loss	—	175	—
KB No.26 Special Purpose Acquisition Company *	Interest expense	38	57	(29)
	Gains on financial instruments at fair value through profit or loss	1,209	—	—
	Losses on financial instruments at fair value through profit or loss	—	54	—
KB No.27 Special Purpose Acquisition Company	Interest expense	65	158	136
	Gains on financial instruments at fair value through profit or loss	3,059	—	405
	Losses on financial instruments at fair value through profit or loss	—	177	—
KB No.28 Special Purpose Acquisition Company *	Interest expense	—	45	9
	Fee and commission income	—	175	—
	Gains on financial instruments at fair value through profit or loss	—	1,118	—
KB No.29 Special Purpose Acquisition Company	Fee and commission income	—	210	—
	Gains on financial instruments at fair value through profit or loss	—	1,525	144
	Interest expense	—	43	51
KB No.30 Special Purpose Acquisition Company	Interest expense	—	21	36
	Fee and commission income	—	175	—
	Gains on financial instruments at fair value through profit or loss	—	1,445	58
KB No.31 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss	—	2,111	177
	Interest expense	—	13	48
KB No.32 Special Purpose Acquisition Company	Interest expense	—	—	35

F-2
82

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
		2023	2024	2025
KB No.33 Special Purpose Acquisition Company	Gains on financial instruments at fair value through profit or loss	—	—	2,214
	Interest expense	—	—	26
KB SPROTT Renewable Private Equity Fund No.1	Fee and commission income	320	255	78
KB-Stonebridge Secondary Private Equity Fund	Fee and commission income	582	402	303
	Other operating income	113	—	—
COSES GT Co., Ltd. *	Gains on financial instruments at fair value through profit or loss	—	20	—
	Losses on financial instruments at fair value through profit or loss	4,910	—	—
	Interest income	30	—	—
	Reversal of credit losses	5	—	—
TeamSparta Inc. *	Fee and commission income	11	54	3
	Provision for credit losses	2	—	—
	Reversal of credit losses	—	1	—
	Interest expense	212	165	87
Newavel Co., Ltd.	Fee and commission income	—	—	1
	Losses on financial instruments at fair value through profit or loss	—	3,000	—
SuperNGine Co., Ltd.	Interest income	25	43	29
	Fee and commission income	1	—	—
	Provision for credit losses	6	33	—
	Reversal of credit losses	—	—	40
Desilo Inc.	Interest income	13	14	13
	Provision for credit losses	3	—	—
	Reversal of credit losses	—	—	5
Turing Co., Ltd.	Interest expense	7	29	—
	Interest income	24	61	40
	Provision for credit losses	14	—	—
	Reversal of credit losses	—	8	—
IGGYMOB Co., Ltd.	Losses on financial instruments at fair value through profit or loss	—	5,000	—
ZIPDOC Inc. *	Losses on financial instruments at fair value through profit or loss	—	2,000	—
Grinergy Co., Ltd.	Provision for credit losses	1	2	—
	Reversal of credit losses	—	—	1
	Gains on financial instruments at fair value through profit or loss	—	1,288	—
	Losses on financial instruments at fair value through profit or loss	—	119	357
	Interest expense	1	—	—

F-2
83

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
		2023	2024	2025
Chabot Mobility Co., Ltd. *	Fee and commission income	—	1	1
	Interest expense	—	1	5
	Fee and commission expense	2,154	2,364	2,212
	Gains on financial instruments at fair value through profit or loss	—	579	—
Wemade Connect Co., Ltd.	Insurance income	2	2	6
	Interest expense	316	270	148
	Fee and commission income	—	5	—
	Reversal of credit losses	—	—	17
	Provision for credit losses	9	10	—
	Gains on financial instruments at fair value through profit or loss	—	—	4,391
	Losses on financial instruments at fair value through profit or loss	—	4,827	—
TMAP Mobility Co., Ltd.	Interest expense	1,460	3,077	2,204
	Fee and commission income	2	5	2
	Fee and commission expense	998	1,292	754
	Provision for credit losses	—	3	—
Chabot Mobility Co., Ltd. *	Reversal of credit losses	9	—	—
TMAP Mobility Co., Ltd.	Insurance income	209	1,200	1,744
Nextrade Co., Ltd.	Fee and commission income	—	—	2
	Interest expense	2,911	2,481	685
WJ Private Equity Fund No.1	Fee and commission income	7	7	7
UPRISE, Inc.	Gains on financial instruments at fair value through profit or loss	—	—	163
	Losses on financial instruments at fair value through profit or loss	—	3,893	45
Channel Corporation	Interest expense	67	10	—
	Losses on financial instruments at fair value through profit or loss	—	103	—
	Gains on financial instruments at fair value through profit or loss	—	4,837	8,812
CWhy Inc.	Insurance income	2	9	—
CellinCells Co., Ltd. *	Provision for credit losses	—	2	—
KB Social Impact Investment Fund	Fee and commission income	284	250	200
KB-UTC Inno-Tech Venture Fund	Fee and commission income	431	230	147
	Other operating income	3	—	—
KB-SP Private Equity Fund IV *	Fee and commission income	—	—	63
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Fee and commission income	1,052	619	800
2020 KB Fintech Renaissance Fund	Fee and commission income	147	147	70
KB Material and Parts No.1 PEF *	Fee and commission income	705	175	—
	Other operating income	34	—	—

F-2
84

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
		2023	2024	2025
FineKB Private Equity Fund No.1	Fee and commission income	378	569	340
	Gains on financial instruments at fair value through profit or loss	16	32	—
	Interest expense	—	—	4
Paramark KB Fund No.1	Fee and commission income	129	118	134
KB-Badgers Future Mobility ESG Fund No.1	Fee and commission income	1,300	1,300	1,252
	Gains on financial instruments at fair value through profit or loss	—	1	—
KB-KTB Technology Venture Fund	Fee and commission income	669	342	399
Bluepointpartners Inc.	Gains on financial instruments at fair value through profit or loss	—	—	31
	Losses on financial instruments at fair value through profit or loss	—	237	—
KB-Solidus Global Healthcare Fund	Fee and commission income	284	17	3,781
	Gains on financial instruments at fair value through profit or loss	8,400	700	—
ASSEMBLE CORPORATION	Interest income	88	117	131
	Fee and commission income	1	2	1
	Insurance income	1	2	2
	Provision for credit losses	49	—	—
	Reversal of credit losses	—	20	14
KB Cape No.1 Private Equity Fund *	Fee and commission income	217	37	—
	Gains on financial instruments at fair value through profit or loss	—	82	—
	Losses on financial instruments at fair value through profit or loss	16	—	—
KB-GeneN Medical Venture Fund No.1	Fee and commission income	89	89	89
KB-BridgePole Venture Investment Fund *	Fee and commission income	135	101	—
	Other operating income	638	—	—
KB-BridgePole Venture Investment Fund No.2	Fee and commission income	20	105	105
KB-Kyobo New Mobility Power Fund *	Fee and commission income	79	76	—
KB Co-Investment Private Equity Fund No.1	Fee and commission income	904	1,434	1,900
KB-NP Green ESG New Technology Venture Capital Fund	Fee and commission income	1,173	1,134	1,095
KB-FT Green Growth 1st Technology Investment Association	Fee and commission income	135	136	135
	Interest expense	14	12	—
Spoonlabs Co., Ltd. *	Losses on financial instruments at fair value through profit or loss	—	911	—

F-2
85

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
		2023	2024	2025
Gushcloud Talent Agency	Gains on financial instruments at fair value through profit or loss	—	228	—
KB-SUSUNG 1st Investment Fund	Fee and commission income	129	192	142
KB-SUSUNG 2nd Investment Fund	Fee and commission income	—	78	155
Youngwon Corporation *	Insurance income	1	—	—
Seokwang T&I Co., Ltd.	Insurance income	1	2	1
3D Interactive Co., Ltd.	Fee and commission income	7	1	—
	Interest expense	10	1	—
	Provision for credit losses	2	—	—
	Reversal of credit losses	—	—	1
	Losses on financial instruments at fair value through profit or loss	—	—	2,141
Bigwave Robotics Corp.	Fee and commission income	—	1	—
	Interest income	(1)	—	—
	Interest expense	1	6	(5)
	Provision for credit losses	—	—	8
	Gains on financial instruments at fair value through profit or loss	—	—	1,540
U-KB Credit No.1 Private Equity	Fee and commission income	228	970	968
KY Global Cell & Gene Private Equity Fund 2nd *	Interest expense	42	(38)	—
KB-SOLIDUS Healthcare Investment Fund	Fee and commission income	—	768	860
AKK Robotech Valueup New Technology Investment Fund *	Fee and commission income	—	101	235
New Daegu Busan Expressway Co., Ltd.	Interest income	—	2,458	346
	Reversal of credit losses	—	3	—
	Interest expense	—	3,680	1,797
	Insurance income	—	257	413
AIM FUTURE, Inc.	Interest income	—	44	41
	Interest expense	—	48	1
	Insurance income	—	1	—
	Provision for credit losses	—	3	2
ADP Holdings Co., Ltd.	Interest expense	—	61	45
ADPGREEN	Interest expense	—	26	107
	Provision for credit losses	—	11	—
	Reversal of credit losses	—	—	7
	Insurance income	—	73	169
KB-CJ Venture Fund 1st	Fee and commission income	—	80	150
OKXE Inc.	Gains on financial instruments at fair value through profit or loss	—	1,922	—
Ascent Global Fund III	Gains on financial instruments at fair value through profit or loss	—	261	—
	Losses on financial instruments at fair value through profit or loss	—	—	90

F-2
86

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
		2023	2024	2025
Elev8-Capital Fund I	Gains on financial instruments at fair value through profit or loss	—	1,143	—
	Losses on financial instruments at fair value through profit or loss	—	2,450	2,373
H Energy Co., Ltd *	Gains on financial instruments at fair value through profit or loss	—	3,106	—
XL8 INC.	Gains on financial instruments at fair value through profit or loss	—	721	—
	Losses on financial instruments at fair value through profit or loss	—	—	140
SDT Inc.	Interest expense	—	13	—
	Gains on financial instruments at fair value through profit or loss	—	527	172
	Losses on financial instruments at fair value through profit or loss	—	—	473
DYNE MEDICAL GROUP Inc.	Interest income	—	26	60
	Interest expense	—	118	33
	Fee and commission income	—	1	1
	Insurance income	—	4	4
	Provision for credit losses	—	22	1
	Reversal of credit losses	—	—	2
Bitgoeul Cheomdan Green 1st Co., Ltd.	Interest expense	—	1	1
Logpresso Inc.	Fee and commission income	—	—	1
	Interest expense	—	3	11
Onheal Co., Ltd.	Interest expense	—	(20)	—
	Fee and commission income	—	8	—
TriOar Inc.	Interest expense	—	235	98
Blinkers Inc. *	Losses on financial instruments at fair value through profit or loss	—	508	—
KB-VEP Contact Fund	Fee and commission income	—	44	60
SD Speed Co., Ltd.	Insurance income	—	1	1
Xpanner Inc.	Insurance income	—	—	1
	Gains on financial instruments at fair value through profit or loss	—	—	597
	Losses on financial instruments at fair value through profit or loss	—	—	362
KB-Cyrus Tourism Venture Fund	Fee and commission income	—	64	338
Qoala *	Gains on financial instruments at fair value through profit or loss	—	1,097	—
FineKB Private Equity Fund No.2 GCSM Holdings Limited	Fee and commission income	—	122	139
	Gains on financial instruments at fair value through profit or loss	—	5,590	—
	Losses on financial instruments at fair value through profit or loss	—	—	674
MitoImmune Therapeutics	Losses on financial instruments at fair value through profit or loss	—	5,426	1,574

F-2
87

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
		2023	2024	2025
Honest Fund, Inc.	Losses on financial instruments at fair value through profit or loss	—	3,556	60
KB Rejuvenation Fund	Fee and commission income	—	3	150
Allra Fintech Corp.	Provision for credit losses	—	2	2
	Interest expense	—	17	4
Yeoulhyulgangho	Interest expense	—	1	8
KB-IMM New Star Real Estate Private Fund I	Fee and commission income	—	—	408
KB-LB Middle Market Enterprises Innovation Private Equity Fund	Fee and commission income	—	—	1,200
Semicolon Susong REITs Co., Ltd.	Interest income	—	—	607
	Fee and commission income	—	—	4,793
	Provision for credit losses	—	—	5
	Insurance income	—	—	20
KB-Novus Genesis Private Equity Fund	Fee and commission income	—	—	104
AIM-KB-DOUBLE Connected Future Investment Fund	Fee and commission income	—	—	30
E&I Holdings *	Fee and commission income	—	—	3,446
WhaTap Laps Inc.	Interest income	—	—	6
	Interest expense	—	—	100
	Gains on financial instruments at fair value through profit or loss	—	—	165
	Losses on financial instruments at fair value through profit or loss	—	—	54
	Provision for credit losses	—	—	28
Streami Inc.	Gains on financial instruments at fair value through profit or loss	—	—	576
ANTIGRAVITY	Losses on financial instruments at fair value through profit or loss	—	—	526
	Interest income	—	—	3
	Provision for credit losses	—	—	1
KB a2z 2025 Fund	Fee and commission income	—	—	24
IMBiologics Corp.	Gains on financial instruments at fair value through profit or loss	—	—	13,144
	Provision for credit losses	—	—	1
Aculys Pharma, Inc.	Gains on financial instruments at fair value through profit or loss	—	—	3,321
Koru Pharma Co., Ltd.	Interest expense	—	—	2
	Insurance income	—	—	3
Aldaver	Interest expense	—	—	24
K-1 23rd yeoksam Real Estate Investment Trust company Ltd.	Insurance income	—	—	4
Novorex Inc.	Interest expense	—	—	18
	Provision for credit losses	—	—	6
Xenohelix Co., Ltd.	Interest income	—	—	27
	Provision for credit losses	—	—	7

F-2
88

43.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2023, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)
		2023	2024	2025
Al Spera Inc.	Interest expense	—	—	26
enParticle Co., Ltd	Interest expense	—	—	3
Emocog Inc.	Interest expense	—	—	49
Lemontree Inc.	Fee and commission income	—	—	211
	Interest expense	—	—	1
	Fee and commission expense	—	—	64
	Provision for credit losses	—	—	2
ByL	Interest expense	—	—	56
eRoun & company Co., Ltd	Interest expense	—	—	7
Others
Retirement pension	Fee and commission income	1,567	1,720	1,553
	Interest expense	27	47	28

*	Excluded from the Group’s related party as of December 31, 2025.
Meanwhile, the Group purchased installment financial assets, etc. from KG Capital Co., Ltd. amounting to ￦373,044 million for the year ended December 31 2023.

F-2
89

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)		December 31, 2024		December 31, 2025
Associates and joint ventures
Balhae Infrastructure Company	Other assets	￦	1,431	￦	2,596
	Loans measured at amortized cost (gross amount)		—		85,000
	Allowances for credit losses		—		200
	Provisions		—		109
	Other liabilities		—		9
Korea Credit Bureau Co., Ltd.	Loans measured at amortized cost (gross amount)		36		41
	Deposits		40,570		36,968
	Insurance liabilities		1		1
	Other liabilities		—		10
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss		35,411		34,208
	Loans measured at amortized cost (gross amount)		70,012		59,515
	Allowances for credit losses		31		27
	Other assets		389		297
	Deposits		43,867		70,470
	Provisions		40		38
	Insurance liabilities		89		114
	Other liabilities		442		608
Jungdo Co., Ltd.	Deposits		4		4
Aju Good Technology Venture Fund	Deposits		1,809		39
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)		149,898		149,597
	Allowances for credit losses		5		7
	Property and equipment		4,356		31,089
	Other assets		8,860		8,330
	Insurance liabilities		35		29
	Other liabilities		5,107		31,053
WJ Private Equity Fund No.1	Other assets		2		2
	Deposits		46		36
RAND Bio Science Co., Ltd. *	Deposits		4		—
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)		1,764		2,941
	Allowances for credit losses		1		5
	Other assets		4		13
	Deposits		907		604
	Insurance liabilities		8		6
	Other liabilities		1		1
Big Dipper Co., Ltd.	Loans measured at amortized cost (gross amount)		43		23
	Allowances for credit losses		3		1
	Deposits		123		51
	Other assets		—		42
	Other liabilities		8		10

F-
2
90

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)		December 31, 2024	December 31, 2025
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	39	270
Iwon Alloy Co., Ltd.	Deposits	2	—
RMGP Bio-Pharma Investment Fund, L.P.	Financial assets at fair value through profit or loss	7,205	2,432
	Other assets	—	15
	Other liabilities	3	—
RMGP Bio-Pharma Investment, L.P.	Financial assets at fair value through profit or loss	25	22
Wyatt Co., Ltd. *	Financial assets at fair value through profit or loss	3,000	—
	Deposits	1	—
	Insurance liabilities	78	—
Skydigital Inc.	Deposits	30	1
Banksalad Co., Ltd. *	Financial assets at fair value through profit or loss	2,059	—
Spark Biopharma Inc.	Financial assets at fair value through profit or loss	4,634	4,549
	Loans measured at amortized cost (gross amount)	15	23
	Deposits	4,759	1,145
	Other liabilities	22	2
	Allowances for credit losses	7	8
	Provisions	6	3
UPRISE, Inc.	Financial assets at fair value through profit or loss	1,817	1,934
Stratio, Inc.	Financial assets at fair value through profit or loss	1,000	1,000
Honest Fund, Inc.	Financial assets at fair value through profit or loss	442	382
CellinCells Co., Ltd. *	Financial assets at fair value through profit or loss	2,000	—
	Loans measured at amortized cost (gross amount)	1	3
	Allowances for credit losses	—	1
	Deposits	13	—
	Provisions	1	—
Channel Corporation	Financial assets at fair value through profit or loss	20,141	15,719
	Deposits	6	—
KB No.21 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss	3,122	—
	Deposits	2,247	—
	Other liabilities	36	—

F-
2
91

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)		December 31, 2024	December 31, 2025
KB No.25 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	1,850	1,915
	Deposits	1,545	1,604
	Other liabilities	39	2
KB No.26 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss	2,150	—
	Deposits	1,763	—
	Other liabilities	31	—
KB No.27 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	5,877	6,282
	Deposits	4,613	4,675
	Other liabilities	55	41
KB No.28 Special Purpose Acquisition Company *	Financial assets at fair value through profit or loss	2,113	—
	Deposits	1,910	—
	Other liabilities	45	—
KB No.29 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	3,015	3,159
	Deposits	2,338	2,348
	Other liabilities	43	36
KB No.30 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	2,835	2,893
	Deposits	1,786	1,788
	Other liabilities	20	15
KB No.31 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	4,301	4,478
	Deposits	2,352	2,310
	Other liabilities	13	10
KB No.32 Special Purpose Acquisition Company	Deposits	—	2,315
	Other liabilities	—	35
KB No.33 Special Purpose Acquisition Company	Financial assets at fair value through profit or loss	—	4,304
	Deposits	—	2,835
	Other liabilities	—	25
MitoImmune Therapeutics	Financial assets at fair value through profit or loss	1,574	—
KB-Solidus Global Healthcare Fund	Other assets	—	3,781
Bioprotect Ltd.	Financial assets at fair value through profit or loss	4,628	5,606

F-
2
92

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)		December 31, 2024	December 31, 2025
ASSEMBLE CORPORATION	Financial assets at fair value through profit or loss	4,000	4,000
	Loans measured at amortized cost (gross amount)	2,021	1,862
	Allowances for credit losses	43	30
	Other assets	11	1
	Deposits	18	19
	Other liabilities	1	1
	Provisions	1	—
	Insurance liabilities	1	2
SO-MYUNG Recycling Co., Ltd.	Insurance liabilities	1	3
Go2joy Co., Ltd.	Financial assets at fair value through profit or loss	1,200	1,200
S&E Bio Co., Ltd.	Financial assets at fair value through profit or loss	4,000	4,000
	Loans measured at amortized cost (gross amount)	2,016	2,009
	Other assets	3	3
	Deposits	772	224
	Other liabilities	3	2
	Allowances for credit losses	15	12
	Provisions	2	2
Bluepointpartners Inc.	Financial assets at fair value through profit or loss	1,636	1,667
4N Inc.	Deposits	4	—
Xenohelix Co., Ltd.	Financial assets at fair value through profit or loss	3,100	3,100
	Loans measured at amortized cost (gross amount)	4	555
	Other assets	—	1
	Allowances for credit losses	—	7
	Deposits	302	40
Contents First Inc.	Financial assets at fair value through profit or loss	13,213	11,667
	Loans measured at amortized cost (gross amount)	10,065	10,020
	Allowances for credit losses	12	22
	Other assets	3	3
	Deposits	729	133
	Provisions	—	2
	Other liabilities	4	4
KB-MDI Centauri Fund L.P.	Financial assets at fair value through profit or loss	21,058	19,026
2020 KB Fintech Renaissance Fund	Other assets	37	—
OKXE Inc.	Financial assets at fair value through profit or loss	2,722	2,722

F-

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)		December 31, 2024	December 31, 2025
Newavel Co., Ltd.	Loans measured at amortized cost (gross amount)	20	—
	Deposits	—	1
Pin Therapeutics Inc.	Loans measured at amortized cost (gross amount)	29	20
	Financial assets at fair value through profit or loss	7,000	7,000
	Deposits	11,133	850
	Other liabilities	117	—
	Allowances for credit losses	3	2
	Provisions	—	1
IMBiologics Corp.	Loans measured at amortized cost (gross amount)	2	1
	Financial assets at fair value through profit or loss	7,000	13,144
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	482	16
	Deposits	217	151
	Allowances for credit losses	39	—
	Other assets	1	—
	Financial assets at fair value through profit or loss	1,996	1,996
Desilo Inc.	Financial assets at fair value through profit or loss	3,168	3,168
	Loans measured at amortized cost (gross amount)	300	—
	Allowances for credit losses	5	—
	Deposits	3	2
Turing Co., Ltd.	Financial assets at fair value through profit or loss	3,000	3,000
	Loans measured at amortized cost (gross amount)	900	900
	Allowances for credit losses	6	6
	Other assets	2	2
	Deposits	819	887
Kukka Co., Ltd. *	Financial assets at fair value through profit or loss	2,490	—
	Insurance liabilities	1	—
ZIPDOC Inc. *	Deposits	1	—
TeamSparta Inc. *	Loans measured at amortized cost (gross amount)	5	—
	Financial assets at fair value through profit or loss	4,001	—
	Provisions	1	—
	Deposits	18,635	—
	Other liabilities	34	—

F-

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)		December 31, 2024	December 31, 2025
Chabot Mobility Co., Ltd. *	Financial assets at fair value through profit or loss	2,580	—
	Deposits	631	—
Wemade Connect Co., Ltd.	Financial assets at fair value through profit or loss	7,466	11,857
	Loans measured at amortized cost (gross amount)	29	2
	Allowances for credit losses	9	—
	Provisions	14	6
	Deposits	5,465	5,525
	Insurance liabilities	4	2
	Other liabilities	38	22
Nextrade Co., Ltd.	Loans measured at amortized cost (gross amount)	—	131
	Deposits	15,281	278
	Other liabilities	1,579	—
TMAP Mobility Co., Ltd.	Loans measured at amortized cost (gross amount)	73	116
	Allowances for credit losses	1	2
	Deposits	100,010	1
	Insurance liabilities	235	1
	Other liabilities	548	178
	Provisions	5	5
FutureConnect Co., Ltd. *	Financial assets at fair value through profit or loss	1,499	—
Grinergy Co., Ltd.	Loans measured at amortized cost (gross amount)	1	2
	Financial assets at fair value through profit or loss	—	7,297
	Allowances for credit losses	—	2
	Provisions	2	—
NexThera Co., Ltd.	Financial assets at fair value through profit or loss	3,000	3,000
FineKB Private Equity Fund No.1	Other assets	144	10
Paramark KB Fund No.1	Other liabilities	45	50
KB Social Impact Investment Fund	Other assets	250	200
Checkmate Therapeutics Inc.	Financial assets at fair value through profit or loss	3,200	3,200
	Insurance liabilities	3	8
Hibiscus Fund L.P.	Financial assets at fair value through profit or loss	14,717	16,540
	Other assets	210	316
RMG-KB BioAccess Fund L.P.	Financial assets at fair value through profit or loss	9,379	15,709
RMG-KB BP Management Ltd.	Financial assets at fair value through profit or loss	344	494

F-

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)		December 31, 2024	December 31, 2025
KB Co-Investment Private Equity Fund No.1	Other assets	302	500
Spoonlabs Co., Ltd. *	Financial assets at fair value through profit or loss	15,006	—
Neuroptika Inc.	Financial assets at fair value through profit or loss	5,879	5,879
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	1,239	1,242
Bigwave Robotics Corp.	Loans measured at amortized cost (gross amount)	39	60
	Financial assets at fair value through profit or loss	2,750	4,290
	Allowances for credit losses	—	7
	Deposits	501	364
	Provisions	—	2
	Other liabilities	6	—
3D Interactive Co., Ltd.	Loans measured at amortized cost (gross amount)	6	2
	Provisions	2	—
	Financial assets at fair value through profit or loss	2,300	159
	Deposits	1,779	48
XL8 INC.	Financial assets at fair value through profit or loss	5,869	5,729
Elev8-Capital Fund I	Financial assets at fair value through profit or loss	16,250	13,877
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)	24,264	15
	Allowances for credit losses	4	4
	Other assets	22	—
	Deposits	150,007	115,401
	Other liabilities	1,928	43
	Insurance liabilities	22	27
AIM FUTURE, Inc.	Financial assets at fair value through profit or loss	2,000	2,000
	Loans measured at amortized cost (gross amount)	908	906
	Allowances for credit losses	5	5
	Other assets	1	1
	Deposits	760	140
	Provisions	—	2
Novorex Inc.	Financial assets at fair value through profit or loss	2,000	4,000
	Loans measured at amortized cost (gross amount)	8	14
	Allowances for credit losses	—	4
	Other liabilities	—	4
	Provisions	—	2
	Deposits	6	9,674

F-

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)		December 31, 2024	December 31, 2025
Seokwang T&I Co., Ltd	Insurance liabilities	2	2
ADP Holdings Co., Ltd.	Deposits	2,058	263
	Other liabilities	7	1
ADPGREEN	Loans measured at amortized cost (gross amount)	25	23
	Deposits	1,802	5,302
	Other liabilities	8	33
	Allowances for credit losses	8	3
	Provisions	3	1
	Insurance liabilities	101	94
Logpresso Inc.	Financial assets at fair value through profit or loss	3,000	9,000
	Loans measured at amortized cost (gross amount)	31	40
	Deposits	457	7,576
	Other liabilities	—	10
Onheal Co., Ltd.	Financial assets at fair value through profit or loss	10,000	10,000
	Deposits	5,001	—
Ascent Global Fund III	Financial assets at fair value through profit or loss	3,767	3,677
DYNE MEDICAL GROUP Inc.	Financial assets at fair value through profit or loss	3,001	3,001
	Loans measured at amortized cost (gross amount)	2,022	2,033
	Allowances for credit losses	16	16
	Provisions	6	5
	Other assets	1	1
	Deposits	3,813	356
	Other liabilities	23	6
	Insurance liabilities	1	1
TriOar Inc.	Financial assets at fair value through profit or loss	3,000	5,000
	Loans measured at amortized cost (gross amount)	16	12
	Deposits	6,054	4,088
	Other liabilities	73	20
Coxwave Co., Ltd.	Financial assets at fair value through profit or loss	3,000	3,000
SDT Inc.	Financial assets at fair value through profit or loss	3,105	3,873
Yeoulhyulgangho	Financial assets at fair value through profit or loss	500	500
	Deposits	456	783
	Other liabilities	—	2
KB-VEP Contact Fund	Other assets	15	15

F-

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)		December 31, 2024	December 31, 2025
Xpanner Inc.	Financial assets at fair value through profit or loss	9,673	9,908
	Insurance liabilities	1	10
SD Speed Co., Ltd.	Insurance liabilities	1	1
Allra Fintech Corp.	Loans measured at amortized cost (gross amount)	—	26
	Allowances for credit losses	—	3
	Deposits	1,671	33
	Other liabilities	1	—
	Provisions	2	—
GCSM Holdings Limited	Financial assets at fair value through profit or loss	9,506	8,833
KB Rejuvenation Fund	Other assets	3	38
Qoala *	Financial assets at fair value through profit or loss	6,554	—
FineKB Private Equity Fund No.2	Other assets	35	35
Koru Pharma Co., Ltd.	Financial assets at fair value through profit or loss	—	7,890
	Deposits	—	197
	Insurance liabilities	—	12
WhaTap Laps Inc.	Loans measured at amortized cost (gross amount)	—	1,091
	Financial assets at fair value through profit or loss	—	6,259
	Other assets	—	1
	Allowances for credit losses	—	16
	Provisions	—	11
	Deposits	—	2,814
	Other liabilities	—	75
Streami Inc.	Financial assets at fair value through profit or loss	—	3,047
Lemontree Inc.	Financial assets at fair value through profit or loss	—	999
	Deposits	—	536
	Provisions	—	2
GAME TALES	Financial assets at fair value through profit or loss	—	3,000
HyperAccel Co., Ltd.	Financial assets at fair value through profit or loss	—	8,500
Aldaver	Financial assets at fair value through profit or loss	—	2,000
	Deposits	—	821
	Other liabilities	—	4
enParticle Co., Ltd	Financial assets at fair value through profit or loss	—	2,000
	Deposits	—	1,696

F-
29
8

43.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)		December 31, 2024	December 31, 2025
ALL ROUND DOCTORS Inc.	Financial assets at fair value through profit or loss	—	2,000
Emocog Inc.	Financial assets at fair value through profit or loss	—	4,000
	Deposits	—	704
ANTIGRAVITY	Financial assets at fair value through profit or loss	—	374
	Loans measured at amortized cost (gross amount)	—	38
	Allowances for credit losses	—	1
	Deposits	—	82
ByL	Financial assets at fair value through profit or loss	—	14,967
	Deposits	—	8,968
	Other liabilities	—	55
KB a2z 2025 Fund	Other assets	—	24
Semicolon Susong REITs Co., Ltd.	Loans measured at amortized cost (gross amount)	—	24,933
	Allowances for credit losses	—	5
	Other assets	—	173
	Insurance liabilities	—	9
K-1 23rd yeoksam Real Estate Investment Trust company Ltd.	Insurance liabilities	—	3
IMT TECHNOLOGY CO., LTD.	Insurance liabilities	—	1
VP Inc.	Loans measured at amortized cost (gross amount)	—	2
	Other liabilities	—	109
	Insurance liabilities	—	1
	Deposits	—	51
eRoun & company Co., Ltd	Deposits	—	1,127
	Other liabilities	—	7
RUMIKEU Holdings Inc.	Deposits	—	11
Key management personnel
Key management personnel	Loans measured at amortized cost (gross amount)	7,125	9,248
	Allowances for credit losses	3	24
	Other assets	8	9
	Deposits	15,365	12,740
	Provisions	1	1
	Insurance liabilities	2,308	2,927
	Other liabilities	555	362
Others
Retirement pension	Other assets	739	632
	Other liabilities	1,215	1,154

*	Excluded from the Group’s related party as of December 31, 2025, therefore, the remaining outstanding balances with those entities are not disclosed.

F-

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	37	￦	36	￦	(37)	￦	36
Incheon Bridge Co., Ltd.		113,794		2,141		(10,512)		105,423
Star-Lord General Investors Private Real Estate Investment Company No.10		149,590		308		—		149,898
KB Cape No.1 Private Equity Fund *		1,935		—		(1,935)		—
RAND Bio Science Co., Ltd. *		1		—		(1)		—
Food Factory Co., Ltd.		2,875		9		(1,120)		1,764
Big Dipper Co., Ltd.		14		43		(14)		43
RMGP Bio-Pharma Investment Fund, L.P.		5,938		1,267		—		7,205
RMGP Bio-Pharma Investment, L.P.		20		5		—		25
Wyatt Co., Ltd. *		6,000		—		(3,000)		3,000
Banksalad Co., Ltd. *		9,148		—		(7,089)		2,059
UPRISE, Inc.		5,710		—		(3,893)		1,817
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		3,999		—		(3,557)		442
CellinCells Co., Ltd. *		2,003		1		(3)		2,001
KB No.21 Special Purpose Acquisition Company *		2,987		135		—		3,122
KB No.22 Special Purpose Acquisition Company *		2,985		—		(2,985)		—
KB No.25 Special Purpose Acquisition Company		2,025		—		(175)		1,850
KB No.26 Special Purpose Acquisition Company *		2,204		—		(54)		2,150
KB No.27 Special Purpose Acquisition Company		6,054		—		(177)		5,877
KB No.28 Special Purpose Acquisition Company *		—		2,113		—		2,113
KB No.29 Special Purpose Acquisition Company		—		3,015		—		3,015
KB No.30 Special Purpose Acquisition Company		—		2,835		—		2,835
KB No.31 Special Purpose Acquisition Company		—		4,301		—		4,301
COSES GT Co., Ltd. *		1		—		(1)		—
Channel Corporation		16,906		3,235		—		20,141
MitoImmune Therapeutics		7,000		—		(5,426)		1,574
Bioprotect Ltd.		4,474		154		—		4,628
ASSEMBLE CORPORATION		6,155		21		(155)		6,021
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		4,013		2,016		(13)		6,016
Bluepointpartners Inc.		1,874		—		(238)		1,636
Xenohelix Co., Ltd.		3,100		4		—		3,104
Contents First Inc.		17,642		7,001		(1,365)		23,278
KB-MDI Centauri Fund L.P.		18,993		2,065		—		21,058
OKXE Inc.		800		1,922		—		2,722
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Newavel Co., Ltd.		3,013		20		(3,013)		20
IMBiologics Corp.		7,005		2		(5)		7,002
Spark Biopharma Inc.		7,467		15		(2,833)		4,649
Pin Therapeutics Inc.		5,011		2,029		(11)		7,029
Hibiscus Fund L.P.		12,915		1,802		—		14,717
SuperNGine Co., Ltd.		2,599		2		(123)		2,478
Desilo Inc.		3,468		—		—		3,468

F-

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2024
	Beginning	Loan	Collection	Ending
RMG-KB BioAccess Fund L.P.	5,036	4,343	—	9,379
RMG-KB BP Management Ltd.	174	170	—	344
IGGYMOB Co., Ltd.	5,007	—	(5,007)	—
Turing Co., Ltd.	4,901	—	(1,001)	3,900
Kukka Co., Ltd. *	2,490	—	—	2,490
ZIPDOC Inc. *	2,000	—	(2,000)	—
Gushcloud Talent Agency	3,688	—	(3,688)	—
Grinergy Co., Ltd.	6,486	1	(6,486)	1
NexThera Co., Ltd.	3,000	—	—	3,000
Chabot Mobility Co., Ltd. *	2,000	580	—	2,580
TeamSparta Inc. *	4,308	5	(307)	4,006
FutureConnect Co., Ltd. *	1,499	—	—	1,499
Wemade Connect Co., Ltd.	12,337	29	(4,871)	7,495
TMAP Mobility Co., Ltd.	106	73	(106)	73
Spoonlabs Co., Ltd. *	19,506	—	(4,500)	15,006
Neuroptika Inc.	5,879	—	—	5,879
Bigwave Robotics Corp.	2,781	39	(31)	2,789
Blinkers Inc. *	999	—	(999)	—
3D Interactive Co., Ltd.	2,342	6	(42)	2,306
XL8 INC.	5,148	721	—	5,869
Elev8-Capital Fund I	6,656	9,594	—	16,250
AIM FUTURE, Inc.	2,900	8	—	2,908
New Daegu Busan Expressway Co., Ltd.	72,742	27	(48,505)	24,264
Novorex Inc.	2,000	8	—	2,008
Logpresso Inc.	—	3,031	—	3,031
Onheal Co., Ltd.	—	10,000	—	10,000
Ascent Global Fund III	—	3,767	—	3,767
DYNE MEDICAL GROUP Inc.	—	5,023	—	5,023
TriOar Inc.	—	3,016	—	3,016
Coxwave Co., Ltd.	—	3,000	—	3,000
SDT Inc.	—	3,105	—	3,105
Yeoulhyulgangho	—	500	—	500
ADPGREEN	—	25	—	25
Xpanner Inc.	—	9,673	—	9,673
GCSM Holdings Limited	—	9,506	—	9,506
Qoala *	—	6,554	—	6,554
Key management personnel
Key management personnel	5,490	7,245	(5,610)	7,125

*	Excluded from the Group’s related party as of December 31, 2024.

F-
30
1

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Beginning		Loan		Collection		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	36	￦	41	￦	(36)	￦	41
Incheon Bridge Co., Ltd.		105,423		15		(11,715)		93,723
Star-Lord General Investors Private Real Estate Investment Company No.10		149,898		150,000		(150,301)		149,597
Food Factory Co., Ltd.		1,764		1,514		(337)		2,941
Big Dipper Co., Ltd.		43		23		(43)		23
RMGP Bio-Pharma Investment Fund, L.P.		7,205		—		(4,773)		2,432
RMGP Bio-Pharma Investment, L.P.		25		—		(3)		22
Wyatt Co., Ltd. *		3,000		—		(3,000)		—
Banksalad Co., Ltd. *		2,059		—		(2,059)		—
UPRISE, Inc.		1,817		117		—		1,934
Stratio, Inc.		1,000		—		—		1,000
Honest Fund, Inc.		442		—		(60)		382
CellinCells Co., Ltd. *		2,001		3		(2,001)		3
KB No.21 Special Purpose Acquisition Company *		3,122		—		(3,122)		—
KB No.25 Special Purpose Acquisition Company		1,850		65		—		1,915
KB No.26 Special Purpose Acquisition Company *		2,150		—		(2,150)		—
KB No.27 Special Purpose Acquisition Company		5,877		405		—		6,282
KB No.28 Special Purpose Acquisition Company *		2,113		—		(2,113)		—
KB No.29 Special Purpose Acquisition Company		3,015		144		—		3,159
KB No.30 Special Purpose Acquisition Company		2,835		58		—		2,893
KB No.31 Special Purpose Acquisition Company		4,301		177		—		4,478
KB No.33 Special Purpose Acquisition Company		—		4,304		—		4,304
Channel Corporation		20,141		—		(4,422)		15,719
MitoImmune Therapeutics		1,574		—		(1,574)		—
Bioprotect Ltd.		4,628		978		—		5,606
ASSEMBLE CORPORATION		6,021		12		(171)		5,862
Go2joy Co., Ltd.		1,200		—		—		1,200
S&E Bio Co., Ltd.		6,016		9		(16)		6,009
Bluepointpartners Inc.		1,636		31		—		1,667
Xenohelix Co., Ltd.		3,104		555		(4)		3,655
Contents First Inc.		23,278		20		(1,611)		21,687
KB-MDI Centauri Fund L.P.		21,058		—		(2,032)		19,026
OKXE Inc.		2,722		—		—		2,722
Checkmate Therapeutics Inc.		3,200		—		—		3,200
Newavel Co., Ltd.		20		—		(20)		—
IMBiologics Corp.		7,002		6,145		(2)		13,145
Spark Biopharma Inc.		4,649		23		(100)		4,572
Pin Therapeutics Inc.		7,029		20		(29)		7,020
Hibiscus Fund L.P.		14,717		1,823		—		16,540
SuperNGine Co., Ltd.		2,478		16		(482)		2,012
Desilo Inc.		3,468		—		(300)		3,168
RMG-KB BioAccess Fund L.P.		9,379		6,330		—		15,709
RMG-KB BP Management Ltd.		344		150		—		494
Turing Co., Ltd.		3,900		—		—		3,900

F-

43.3 Details of significant lending transactions with related parties for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Beginning	Loan	Collection	Ending
Kukka Co., Ltd. *	2,490	—	(2,490)	—
Grinergy Co., Ltd.	1	7,298	—	7,299
NexThera Co., Ltd.	3,000	—	—	3,000
Chabot Mobility Co., Ltd. *	2,580	—	(2,580)	—
TeamSparta Inc. *	4,006	—	(4,006)	—
FutureConnect Co., Ltd. *	1,499	—	(1,499)	—
Wemade Connect Co., Ltd.	7,495	4,393	(29)	11,859
TMAP Mobility Co., Ltd.	73	116	(73)	116
Spoonlabs Co., Ltd. *	15,006	—	(15,006)	—
Neuroptika Inc.	5,879	—	—	5,879
Bigwave Robotics Corp.	2,789	1,600	(39)	4,350
3D Interactive Co., Ltd.	2,306	2	(2,147)	161
XL8 INC.	5,869	—	(140)	5,729
Elev8-Capital Fund I	16,250	—	(2,373)	13,877
AIM FUTURE, Inc.	2,908	6	(8)	2,906
New Daegu Busan Expressway Co., Ltd.	24,264	18	(24,267)	15
Novorex Inc.	2,008	2,014	(8)	4,014
Logpresso Inc.	3,031	6,040	(31)	9,040
Onheal Co., Ltd.	10,000	—	—	10,000
Ascent Global Fund III	3,767	—	(90)	3,677
DYNE MEDICAL GROUP Inc.	5,023	33	(22)	5,034
TriOar Inc.	3,016	2,012	(16)	5,012
Coxwave Co., Ltd.	3,000	—	—	3,000
SDT Inc.	3,105	768	—	3,873
Yeoulhyulgangho	500	—	—	500
ADPGREEN	25	23	(25)	23
Xpanner Inc.	9,673	235	—	9,908
GCSM Holdings Limited	9,506	—	(673)	8,833
Qoala *	6,554	—	(6,554)	—
Koru Pharma Co., Ltd.	—	7,890	—	7,890
WhaTap Laps Inc.	—	7,350	—	7,350
Lemontree Inc.	—	999	—	999
GAME TALES	—	3,000	—	3,000
Streami Inc.	—	3,047	—	3,047
ANTIGRAVITY	—	419	(7)	412
HyperAccel Co., Ltd.	—	8,500	—	8,500
Aldaver	—	2,000	—	2,000
enParticle Co., Ltd	—	2,000	—	2,000
ALL ROUND DOCTORS Inc.	—	2,000	—	2,000
Emocog Inc.	—	4,000	—	4,000
ByL	—	14,967	—	14,967
Allra Fintech Corp.	—	26	—	26
Nextrade Co., Ltd.	—	131	—	131
VP Inc.	—	2	—	2
Balhae Infrastructure Company	—	85,000	—	85,000
Semicolon Susong REITs Co., Ltd.	—	25,000	(67)	24,933
Key management personnel
Key management personnel	7,125	6,710	(4,587)	9,248

*	Excluded from the Group’s related party as of December 31, 2025.

F-

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024
	Beginning		Borrowing		Repayment		Others 1		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	17,003	￦	—	￦	—	￦	23,567	￦	40,570
Incheon Bridge Co., Ltd.		40,992		72,000		(74,300)		5,175		43,867
Jungdo Co., Ltd.		4		—		—		—		4
Dae-A Leisure Co., Ltd.		150		—		—		(150)		—
Iwon Alloy Co., Ltd.		1		—		—		1		2
Skydigital Inc.		65		—		—		(35)		30
Aju Good Technology Venture Fund		1,202		—		—		607		1,809
KB-KDBC Pre-IPO New Technology Business Investment Fund		46		—		—		(7)		39
WJ Private Equity Fund No.1		103		—		—		(57)		46
KB No.21 Special Purpose Acquisition Company 2		2,261		2,115		(2,050)		(79)		2,247
KB No.22 Special Purpose Acquisition Company 2		1,848		—		—		(1,848)		—
KB No.25 Special Purpose Acquisition Company		1,586		1,545		(1,500)		(86)		1,545
KB No.26 Special Purpose Acquisition Company 2		1,761		1,724		(1,670)		(52)		1,763
KB No.27 Special Purpose Acquisition Company		4,497		4,532		(4,390)		(26)		4,613
KB No.28 Special Purpose Acquisition Company 2		—		1,890		—		20		1,910
KB No.29 Special Purpose Acquisition Company		—		2,100		—		238		2,338
KB No.30 Special Purpose Acquisition Company		—		1,500		—		286		1,786
KB No.31 Special Purpose Acquisition Company		—		2,000		—		352		2,352
RAND Bio Science Co., Ltd. 2		4		—		—		—		4
Food Factory Co., Ltd.		629		—		—		278		907
Big Dipper Co., Ltd.		40		—		—		83		123
Wyatt Co., Ltd. 2		1		—		—		—		1
CellinCells Co., Ltd. 2		37		—		—		(24)		13
COSES GT Co., Ltd. 2		1		—		—		(1)		—
ASSEMBLE CORPORATION		78		—		—		(60)		18
S&E Bio Co., Ltd.		2,342		990		(1,490)		(1,070)		772
4N Inc.		49		—		—		(45)		4
Contents First Inc.		1,072		—		—		(343)		729
Newavel Co., Ltd.		46		—		—		(46)		—
Pin Therapeutics Inc.		265		14,000		(4,000)		868		11,133
Spark Biopharma Inc.		11,419		32,649		(38,908)		(401)		4,759
SuperNGine Co., Ltd.		69		—		—		148		217
Desilo Inc.		3		—		—		—		3
Turing Co., Ltd.		1,726		1,000		(1,700)		(207)		819
TMAP Mobility Co., Ltd.		80,016		360,000		(340,000)		(6)		100,010
KY Global Cell & Gene Private Equity Fund 2nd 2		3,790		2,910		(308)		(6,392)		—
Nextrade Co., Ltd.		56,203		6,000		(47,200)		278		15,281
ZIPDOC Inc. 2		181		—		—		(180)		1
TeamSparta Inc. 2		7,672		3,000		(6,000)		13,963		18,635
Chabot Mobility Co., Ltd. 2		164		300		—		167		631
Wemade Connect Co., Ltd.		8,843		24,056		(27,556)		122		5,465
Channel Corporation		2,030		—		(2,000)		(24)		6
Bitgoeul Cheomdan Green 1st Co., Ltd.		833		—		—		406		1,239

F-

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2024
	Beginning	Borrowing	Repayment	Others 1	Ending
KB-FT Green Growth 1st Technology Investment Association	700	—	(700)	—	—
Bigwave Robotics Corp.	4	501	—	(4)	501
3D Interactive Co., Ltd.	1,501	—	—	278	1,779
AIM FUTURE, Inc.	3,393	1,000	(4,000)	367	760
New Daegu Busan Expressway Co., Ltd.	146,169	104,500	(93,932)	(6,730)	150,007
Novorex Inc.	7	—	—	(1)	6
Xenohelix Co., Ltd.	904	—	—	(602)	302
ADP Holdings Co., Ltd.	—	6,094	(4,037)	1	2,058
ADPGREEN	—	10,551	(9,001)	252	1,802
Logpresso Inc.	—	100	(200)	557	457
DYNE MEDICAL GROUP Inc.	—	5,150	(7,800)	6,463	3,813
Onheal Co., Ltd.	—	—	—	5,001	5,001
TriOar Inc.	—	10,500	(8,500)	4,054	6,054
Yeoulhyulgangho	—	200	—	256	456
SDT Inc.	—	—	(1,000)	1,000	—
Allra Fintech Corp.	—	12,500	(19,500)	8,671	1,671
Key management personnel
Key management personnel	15,902	26,709	(22,264)	(4,982)	15,365

1	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
2	Excluded from the Group’s related party as of December 31, 2024.

F-

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Beginning		Borrowing		Repayment		Others 1		Ending
Associates and joint ventures
Korea Credit Bureau Co., Ltd.	￦	40,570	￦	1,000	￦	—	￦	(4,602)	￦	36,968
Incheon Bridge Co., Ltd.		43,867		66,100		(39,500)		3		70,470
Jungdo Co., Ltd.		4		—		—		—		4
Iwon Alloy Co., Ltd.		2		—		—		(2)		—
Skydigital Inc.		30		—		—		(29)		1
Aju Good Technology Venture Fund		1,809		—		—		(1,770)		39
KB-KDBC Pre-IPO New Technology Business Investment Fund		39		—		—		231		270
WJ Private Equity Fund No.1		46		—		—		(10)		36
KB No.21 Special Purpose Acquisition Company 2		2,247		—		(2,115)		(132)		—
KB No.25 Special Purpose Acquisition Company		1,545		3,016		(3,045)		88		1,604
KB No.26 Special Purpose Acquisition Company 2		1,763		—		(110)		(1,653)		—
KB No.27 Special Purpose Acquisition Company		4,613		4,600		(4,532)		(6)		4,675
KB No.28 Special Purpose Acquisition Company 2		1,910		—		—		(1,910)		—
KB No.29 Special Purpose Acquisition Company		2,338		2,148		(2,100)		(38)		2,348
KB No.30 Special Purpose Acquisition Company		1,786		1,535		(1,500)		(33)		1,788
KB No.31 Special Purpose Acquisition Company		2,352		2,000		(2,000)		(42)		2,310
KB No.32 Special Purpose Acquisition Company		—		2,000		—		315		2,315
KB No.33 Special Purpose Acquisition Company		—		2,400		—		435		2,835
RAND Bio Science Co., Ltd. 2		4		—		—		(4)		—
Food Factory Co., Ltd.		907		—		—		(303)		604
Big Dipper Co., Ltd.		123		—		—		(72)		51
Wyatt Co., Ltd. 2		1		—		—		(1)		—
CellinCells Co., Ltd. 2		13		—		—		(13)		—
ASSEMBLE CORPORATION		18		—		—		1		19
S&E Bio Co., Ltd.		772		1,180		(1,180)		(548)		224
4N Inc.		4		—		—		(4)		—
Contents First Inc.		729		—		—		(596)		133
Newavel Co., Ltd.		—		—		—		1		1
Pin Therapeutics Inc.		11,133		2,000		(12,000)		(283)		850
Spark Biopharma Inc.		4,759		10,016		(13,113)		(517)		1,145
SuperNGine Co., Ltd.		217		—		—		(66)		151
Desilo Inc.		3		—		(1)		—		2
Turing Co., Ltd.		819		—		—		68		887
TMAP Mobility Co., Ltd.		100,010		344,626		(445,626)		991		1
Nextrade Co., Ltd.		15,281		—		(15,000)		(3)		278
ZIPDOC Inc. 2		1		—		—		(1)		—

F-
30
6

43.4 Details of significant borrowing transactions with related parties for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2025
	Beginning	Borrowing	Repayment	Others 1	Ending
TeamSparta Inc. 2	18,635	—	(1,000)	(17,635)	—
Chabot Mobility Co., Ltd. 2	631	—	(300)	(331)	—
Wemade Connect Co., Ltd.	5,465	9,069	(10,000)	991	5,525
Channel Corporation	6	—	—	(6)	—
Bitgoeul Cheomdan Green 1st Co., Ltd.	1,239	—	—	3	1,242
Bigwave Robotics Corp.	501	—	(501)	364	364
3D Interactive Co., Ltd.	1,779	—	—	(1,731)	48
AIM FUTURE, Inc.	760	—	—	(620)	140
New Daegu Busan Expressway Co., Ltd.	150,007	61,000	(130,500)	34,894	115,401
Novorex Inc.	6	—	—	9,668	9,674
Xenohelix Co., Ltd.	302	—	—	(262)	40
ADP Holdings Co., Ltd.	2,058	10,496	(12,293)	2	263
ADPGREEN	1,802	12,200	(8,650)	(50)	5,302
Logpresso Inc.	457	8,374	(974)	(281)	7,576
DYNE MEDICAL GROUP Inc.	3,813	3,800	(6,300)	(957)	356
Onheal Co., Ltd.	5,001	—	—	(5,001)	—
TriOar Inc.	6,054	4,000	(7,000)	1,034	4,088
Yeoulhyulgangho	456	1,860	(1,560)	27	783
Allra Fintech Corp.	1,671	2,000	(3,000)	(638)	33
Koru Pharma Co., Ltd.	—	300	(200)	97	197
Emocog Inc.	—	4,000	(4,000)	704	704
WhaTap Laps Inc.	—	—	—	2,814	2,814
Aldaver	—	1,638	(1,632)	815	821
Lemontree Inc.	—	—	—	536	536
enParticle Co., Ltd	—	—	—	1,696	1,696
ANTIGRAVITY	—	—	—	82	82
FineKB Private Equity Fund No.1	—	1,000	(1,000)	—	—
ByL	—	5,000	(2,000)	5,968	8,968
eRoun & company Co., Ltd	—	—	—	1,127	1,127
VP Inc.	—	—	—	51	51
RUMIKEU Holdings Inc.	—	—	—	11	11
Key management personnel
Key management personnel	15,365	26,948	(28,201)	(1,372)	12,740

1	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
2	Excluded from the Group’s related party as of December 31, 2025.

F-

43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	2024				2025
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Balhae Infrastructure Company	￦	—	￦	6,350	￦	—	￦	9,321
POSCO-KB Shipbuilding Fund		—		—		—		250
KB-KDBC Pre-IPO New Technology Business Investment Fund		—		600		—		3,060
KB-SJ Tourism Venture Fund		—		4,030		—		190
Korea Credit Bureau Co., Ltd.		—		90		—		90
KB-UTC Inno-Tech Venture Fund		—		338		—		3,786
KB-Solidus Global Healthcare Fund		—		700		—		14,437
KB-Stonebridge Secondary Private Equity Fund		—		1,004		—		4,944
KB SPROTT Renewable Private Equity Fund No.1		—		8,349		—		8,309
KB-NAU Special Situation Corporate Restructuring Private Equity Fund		8,964		9,629		3,820		3,918
2020 KB Fintech Renaissance Fund		—		—		—		165
KB Material and Parts No.1 PEF *		—		3,400		—		—
KB-TS Technology Venture Private Equity Fund		125		2,464		41		—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *		—		3,915		—		—
Aju Good Technology Venture Fund		—		2,120		—		780
G payment Joint Stock Company		—		6,445		—		135
KB-KTB Technology Venture Fund		5,600		1		—		224
KB-SOLIDUS Healthcare Investment Fund		23,270		65		24,067		—
Paramark KB Fund No.1		8,130		—		5,490		411
FineKB Private Equity Fund No.1		6,790		1,500		2,335		11,875
FineKB Private Equity Fund No.2		500		250		—		—
KB No.21 Special Purpose Acquisition Company *		—		—		—		10
KB No.22 Special Purpose Acquisition Company *		—		10		—		—
KB-SP Private Equity Fund IV *		—		—		—		2,495
KB-BridgePole Venture Investment Fund *		—		136		—		—
KB-Kyobo New Mobility Power Fund *		—		3,000		—		—
JS Private Equity Fund No.3		—		755		—		749
Star-Lord General Investors Private Real Estate Investment Company No.10		—		358		—		—
KB Co-Investment Private Equity Fund No.1		9,131		3,173		3,887		3,273
POSITIVE Sobujang Venture Fund No.1		—		1,121		—		879
History 2022 Fintech Fund		—		—		—		2,000
KB-NP Green ESG New Technology Venture Capital Fund		19,800		—		9,626		2,840
KB-Badgers Future Mobility ESG Fund No.1		10,404		1,071		1,350		248
Lakewood-AVES Fund No.1 *		—		2,000		—		—
MW-Pyco NewWave New Technology Investment Fund 4th		—		—		—		2,000
KB No.26 Special Purpose Acquisition Company *		—		—		—		5
Bitgoeul Cheomdan Green 1st Co., Ltd.		152		—		—		—
KB-SUSUNG 1st Investment Fund		—		1,386		—		1,419
KB-SUSUNG 2nd Investment Fund		2,000		—		—		—
Friend 55 New Technology Business Investment Fund *		—		1,200		—		—
DSIP-Pharos Bioenergy Fund *		—		4,000		—		—

43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2024				2025
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
Shinhan-Eco Venture Fund 2nd	￦	225	￦	—	￦	25	￦	190
2023 JB Newtech No.2 Fund		—		394		—		1,406
U-KB Credit No.1 Private Equity		591		—		17,133		191
KB No.28 Special Purpose Acquisition Company *		5		—		—		5
Timefolio Athleisure Investment Fund		4,000		—		—		—
COMPA Global Scale-Up Fund No.3		1,000		—		—		—
AKK Robotech Valueup New Technology Investment Fund *		1,000		—		—		1,000
YG MCE PROJECT NO.1 Fund		1,500		—		—		1,500
KB No.29 Special Purpose Acquisition Company		10		—		—		—
KB No.30 Special Purpose Acquisition Company		10		—		—		—
KB No.31 Special Purpose Acquisition Company		10		—		—		—
KB No.32 Special Purpose Acquisition Company		—		—		10		—
KB No.33 Special Purpose Acquisition Company		—		—		160		—
THE CHAEUL FUND NO.1 *		—		—		—		1,000
IMM global Secondary 1-1 Equity Private Fund		2,819		—		756		162
Elohim-Bilanx aerospace No.1 Fund		2,000		—		—		—
KB-CJ Venture Fund 1st		1,800		—		—		—
HI YG Win-win Fund No.2		2,000		—		—		—
KB-VEP Contact Fund		395		47		—		—
Reboot Private Equity Fund		7,000		—		—		—
LIB Material Investment Fund		4,098		—		—		3,221
NOVORSEC-SJG Consumer Secondary Fund *		1,700		—		—		1,700
Allra Fintech Corp.		8,532		—		128		—
KB Global Commerce Private Equity Investment Fund *		—		7,000		—		—
KB-SBI Global Strategic Capital Fund		11,298		—		22,830		—
KB-Cyrus Tourism Venture Fund		1,000		—		1,000		—
IBKS Design Fund		2,000		—		—		—
NICE DATA INTELLIGENCE VENTURE FUND *		1,000		—		—		1,000
Pectus Hanhwa Fund 2 *		2,000		—		—		2,000
KB-IMM New Star Real Estate Private Fund I		31,672		—		29,281		2,627
KB Rejuvenation Fund		500		—		—		—
VIG Private Equity Fund V-3		1,636		—		3,179		319
KOENTEC Co. Ltd. *		107,428		—		—		107,428
E&I Holdings *		—		—		27,300		27,300
YG AI Industrial Automation Solutions FUND		—		—		2,000		—
KB-Novus Genesis Private Equity Fund		—		—		2,300		—
Semicolon Susong REITs Co., Ltd.		—		—		88,552		857
KB-LB Middle Market Enterprises Innovation Private Equity Fund		—		—		8,140		69
ATP TP VC Fund No.1		—		—		2,000		—
AIM-KB-DOUBLE Connected Future Investment Fund		—		—		1,000		—
KB-IMM New Star Real Estate Private Fund II		—		—		26,337		37
K-1 23rd yeoksam Real Estate Investment Trust company Ltd.		—		—		16,050		—

F
-309

43.5 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won)	2024				2025
	Equity investment and others		Withdrawal and others		Equity investment and others		Withdrawal and others
IMM Korea Beauty Co-Invest Private Equity Fund	￦	—	￦	—	￦	50,000	￦	—
KB-GVA Premier Mezzanine Investment Fund		—		—		500		—
KB-ANDA Deep Tech Venture Fund		—		—		1,250		—
KB a2z 2025 Fund		—		—		110		—
DAILY Fountainhead Blind Private Equity Fund II		—		—		11,250		—
Meritz-Hyundai Investment Real Estate Strategy No.1 Private Equity Fund		—		—		92,647		—
Smart Korea KB Future9-Sejong Venture Fund		—		—		2,000		8

*	Excluded from the Group’s related party as of December 31, 2025.

F-

43.6 Unused commitments provided to related parties as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won or in a US Dollar or the Indonesian Rupiah)		December 31, 2024		December 31, 2025
Associates and joint ventures
Balhae Infrastructure Company	Purchase of securities	￦	6,154	￦	6,154
	Loan commitments in Korean won		—		65,000
Korea Credit Bureau Co., Ltd.	Unused lines of credit for credit card		565		559
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		20,000		20,000
	Unused lines of credit for credit card		88		85
TeamSparta Inc. *	Loan commitments in Korean won		1,000		—
	Unused lines of credit for credit card		696		1
3D Interactive Co., Ltd.	Unused lines of credit for credit card		44		23
Food Factory Co., Ltd.	Unused lines of credit for credit card		50		45
CellinCells Co., Ltd. *	Unused lines of credit for credit card		11		9
RAND Bio Science Co., Ltd. *	Unused lines of credit for credit card		25		—
Big Dipper Co., Ltd.	Unused lines of credit for credit card		12		21
ASSEMBLE CORPORATION	Unused lines of credit for credit card		29		3
COSES GT Co., Ltd. *	Unused lines of credit for credit card		12		—
Spark Biopharma Inc.	Unused lines of credit for credit card		35		27
Newavel Co., Ltd.	Unused lines of credit for credit card		10		—
IMBiologics Corp.	Unused lines of credit for credit card		21		10
SuperNGine Co., Ltd.	Unused lines of credit for credit card		38		24
IGGYMOB Co., Ltd.	Unused lines of credit for credit card		50		—
Pin Therapeutics Inc.	Unused lines of credit for credit card		21		30
Grinergy Co., Ltd.	Unused lines of credit for credit card		9		4
S&E Bio Co., Ltd.	Unused lines of credit for credit card		34		41
Wemade Connect Co., Ltd.	Unused lines of credit for credit card		121		68
TMAP Mobility Co., Ltd.	Unused lines of credit for credit card		744		701
Contents First Inc.	Unused lines of credit for credit card		35		80
Allra Fintech Corp.	Unused lines of credit for credit card		49		24
Bigwave Robotics Corp.	Unused lines of credit for credit card		61		40
New Daegu Busan Expressway Co., Ltd.	Unused lines of credit for credit card		4		3
AIM FUTURE, Inc.	Unused lines of credit for credit card		35		37
Novorex Inc.	Unused lines of credit for credit card		28		22
Xenohelix Co., Ltd.	Unused lines of credit for credit card		6		5
ADPGREEN	Unused lines of credit for credit card		25		27
Logpresso Inc.	Unused lines of credit for credit card		29		20
DYNE MEDICAL GROUP Inc.	Unused lines of credit for credit card		135		117
TriOar Inc.	Unused lines of credit for credit card		34		38
KB-CJ Venture Fund 1st	Purchase of securities		4,200		4,200
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities		173		173
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities		4,524		924
All Together Korea Fund No.2	Purchase of securities		990,000		990,000
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities		23,569		—
KB Co-Investment Private Equity Fund No.1	Purchase of securities		4,393		1,285
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities		26,920		25,569
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities		9,750		1,050
FineKB Private Equity Fund No.1	Purchase of securities		2,335		—
KB-Solidus Global Healthcare Fund	Commitments on loss absorption priority		4,500		4,500
Paramark KB Fund No.1	Purchase of securities		6,360		870
Smart Korea KB Future9-Sejong Venture Fund	Purchase of securities		2,000		—
Shinhan-Eco Venture Fund 2nd	Purchase of securities		450		425
U-KB Credit No.1 Private Equity	Purchase of securities		35,700		18,566

F-

43.6 Unused commitments provided to related parties as of December 31, 2024 and 2025, are as follows (cont’d):

(In millions of Korean won or in a US Dollar or the Indonesian Rupiah)		December 31, 2024		December 31, 2025
Associates and joint ventures
KB-Cyrus Tourism Venture Fund	Purchase of securities	￦	4,000	￦	3,000
KB-SBI Global Strategic Capital Fund	Purchase of securities		55,702		32,888
KB-IMM New Star Real Estate Private Fund I	Purchase of securities		42,442		13,164
VIG Private Equity Fund V-3	Purchase of securities		8,364		5,503
KB-IMM New Star Real Estate Private Fund II	Purchase of securities		—		40,663
IMM global Secondary 1-1 Equity Private Fund	Purchase of securities		—		10,847
KB-LB Middle Market Enterprises Innovation Private Equity Fund	Purchase of securities		—		18,073
KB-ANDA Deep Tech Venture Fund	Purchase of securities		—		6,251
DAILY Fountainhead Blind Private Equity Fund II	Purchase of securities		—		28,056
Meritz-Hyundai Investment Real Estate Strategy No.1 Private Equity Fund	Purchase of securities		—		57,353
Nextrade Co., Ltd.	Unused lines of credit for credit card		—		369
Aldaver	Unused lines of credit for credit card		—		10
ANTIGRAVITY	Unused lines of credit for credit card		—		4
Lemontree Inc.	Unused lines of credit for credit card		—		49
	Loan commitments in Korean won		—		450
WhaTap Laps Inc.	Unused lines of credit for credit card		—		59
	Loan commitments in Korean won		—		2,000
VP Inc.	Unused lines of credit for credit card		—		8
RMGP Bio-Pharma Investment Fund, L.P.	Purchase of securities	USD	2,693,142	USD	2,693,142
RMGP Bio-Pharma Investment, L.P.	Purchase of securities	USD	8,470	USD	8,470
RMG-KB BP Management Ltd.	Purchase of securities	USD	556,617	USD	446,888
RMG-KB BioAccess Fund L.P.	Purchase of securities	USD	21,113,820	USD	16,951,197
Elev8-Capital Fund I	Purchase of securities	IDR	1,787,096,277	IDR	1,787,096,277
Ascent Global Fund III	Purchase of securities	USD	32,437,479	USD	22,437,479
Key management personnel
Key management personnel	Loan commitments in Korean won		3,011		1,898

*	Excluded from the Group’s related party as of December 31, 2025.

F-

43.7 Details of compensation to key management personnel for the years ended December 31, 2023, 2024 and 2025, are as follows:

(In millions of Korean won)	2023
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	￦	7,874	￦	930	￦	8,654	￦	17,458
Registered directors (non-executive)		1,092		—		—		1,092
Non-registered directors		18,087		707		15,816		34,610

	￦	27,053	￦	1,637	￦	24,470	￦	53,160

(In millions of Korean won)	2024
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	￦	7,196	￦	915	￦	14,726	￦	22,837
Registered directors (non-executive)		1,081		—		—		1,081
Non-registered directors		18,451		480		29,236		48,167

	￦	26,728	￦	1,395	￦	43,962	￦	72,085

(In millions of Korean won)	2025
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	￦	7,002	￦	1,041	￦	18,478	￦	26,521
Registered directors (non-executive)		1,094		—		—		1,094
Non-registered directors		14,857		577		30,107		45,541

	￦	22,953	￦	1,618	￦	48,585	￦	73,156

43.8 Details of collateral provided by related parties as of December 31, 2024 and 2025, are as follows:

(In millions of Korean won)	Assets held as collateral	December 31, 2024		December 31, 2025
Key management personnel	Time deposits and others	￦	1,437	￦	693
	Real estate		8,092		8,486
As of December 31, 2025, Incheon Bridge Co., Ltd. a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ￦
611,000
million to the project financing group consisting of the Group and 5 other institutions, and as subordinated collateral amounting to ￦
384,800 million to subordinated debt holders consisting of the Group and 2 other institutions. Also, it provides certificate of credit guarantee amounting to ￦
400,000 million as collateral to the project financing group consisting of the Group and 5 other institutions.

F-

44. Events after the reporting period
Pursuant to the Board resolution dated February 5, 2026, the Group plans to acquire treasury shares amounting to ￦
600,000 million on the Stock Exchange market and cancel them by April 20, 2026.
45. Approval of Issuance of the Consolidated Financial Statements
The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2025, was certified by management on April 28, 2026.
46. Parent Company Informations
The following tables present the Parent Company Only financial information:
Condensed Statements of Financial Position

(In millions of Korean won)	December 31, 2024		December 31, 2025
Assets
Cash and due from financial institutions	￦	398,391	￦	974,585
Financial assets at fair value through profit or loss		1,243,471		1,251,607
Loans at amortized cost		359,054		349,112
Investments in subsidiaries *
Banking subsidiaries		14,821,721		14,821,721
Nonbanking subsidiaries.		12,046,096		12,046,096
Other assets		938,090		1,410,019

Total assets	￦	29,806,823	￦	30,853,140

Liabilities and shareholders’ equity
Borrowings	￦	965,000	￦	—
Debentures		2,962,032		4,520,297
Other liabilities		891,233		1,397,607
Shareholders’ equity		24,988,558		24,935,236

Total liabilities and shareholders’ equity	￦	29,806,823	￦	30,853,140

*	Investments in subsidiaries were accounted at cost method in accordance with IAS No.27.

F-3
14

Condensed Statements of Comprehensive Income

(In millions of Korean won)	2023		2024		2025
Income
Dividends from subsidiaries	￦	2,192,380	￦	2,243,250	￦	3,778,446
Interest from subsidiaries		31,257		33,822		26,046
Other income		120,699		101,594		89,115

Total income		2,344,336		2,378,666		3,893,607

Expense
Interest expense		99,980		101,073		118,080
Non-interest expense		107,355		106,938		117,208

Total expense		207,335		208,011		235,288

Profit before income tax expense		2,137,001		2,170,655		3,658,319

Income tax benefit		(15,757)		(58)		(686)

Profit for the year		2,121,244		2,170,597		3,657,633

Other comprehensive gain(loss) for the year, net of tax		(962)		(1,507)		(285)

Total comprehensive income for the year	￦	2,120,282	￦	2,169,090	￦	3,657,348

Condensed Statements of Cash Flows

(In millions of Korean won)	2023		2024		2025
Operating activities
Net income	￦	2,121,244	￦	2,170,597	￦	3,657,633
Reconciliation of net income to net cash provided by operating activities:
Other operating activities, net		(66,265)		36,135		108,152

Net cash inflow from operating activities		2,054,979		2,206,732		3,765,785

Investing activities
Net payments from (to) subsidiaries		27,539		(150,000)		—
Other investing activities, net		103,294		414,742		10,531

Net cash outflow from investing activities		130,833		264,742		10,531

Financing activities
Net increase (decrease) in borrowings		100,000		865,000		(965,000)
Increases in debentures		—		398,945		2,236,135
Repayments of debentures and lease liabilities		(1,090,617)		(1,075,644)		(680,619)
Issuance of hybrid securities		598,537		399,045		404,013
Redemption of hybrid securities		—		(350,000)		(1,130,000)
Cash dividends paid		(1,336,815)		(1,686,776)		(1,504,683)
Acquisition of treasury shares		(571,745)		(820,000)		(1,480,000)
Other financing activities		109		10		32

Net cash inflow (outflow) from financing activities		(2,300,531)		(2,269,420)		(3,120,122)

Net increase (decrease) in cash and cash equivalents		(114,719)		202,054		656,194
Cash and cash equivalents as of January 1		231,053		116,334		318,388

Cash and cash equivalents as of December 31	￦	116,334	￦	318,388	￦	974,582

F-3
15